

DORSEY & WHITNEY LLP



**LAUREN MARLOW**
**Attorney**
**(303) 260-6362**
**FAX (303) 629-3450**
**marlow.lauren@dorsey.com**

April 1, 2008



**VIA FEDERAL EXPRESS**

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of International Corporate Finance

Re: **Amended 12g3-2(b) Application**
**First Majestic Silver Corp.**
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
**(SEC File No. – 082-34833)**

Ladies and Gentlemen:

On behalf of our client, First Majestic Silver Corp. (the "***Company***"), we hereby amend the previous application of the Company submitted to the Securities and Exchange Commission on or about October 4, 2004, seeking an exemption from the registration requirements of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), pursuant to Rule 12g3-2(b) under the Exchange Act. The Company's application is being amended to (i) bring the present application current and (ii) to apply for the electronic publishing of home country documents exemption available under Rule 12g3-2(f). This amended application contains a list as well as the paper submissions for all public filings made by the Company since January 1, 2007. The Company is a "foreign private issuer" as defined in Rule 12b-2 of the Exchange Act and is submitting the following information prior to the date on which a registration statement pursuant to Section 12(g) of the Exchange Act would otherwise be required.

The Company is required to file continuous disclosure documents in the local jurisdictions in Canada in which it is a reporting issuer pursuant to National Instrument 51-102 entitled "Continuous Disclosure Obligations" (the "***Instrument***") which was originally adopted by the Canadian Securities Administrators on March 30, 2004. The Instrument was implemented in Canada to nationally harmonize a set of continuous disclosure requirements for reporting issuers, other than investment funds. These continuous disclosure documents are filed with those jurisdictions in which the Company is a reporting issuer electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"). Continuous disclosure documentation filed through SEDAR is available for review at www.sedar.com.

The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, Canada. Pursuant to the Instrument, the Company is required to make public and file on the World Wide Web at www.sedar.com, continuous disclosure documentation, including the following documents: all interim and annual financial statements together with the appropriate MD&A; notices of changes to the Company's corporate structure; notice of any change of year end; documentation required in connection with reverse takeovers; a notice of any change to the Company's auditors; an annual information form; all news releases that disclose material information; all material change reports; business acquisition reports for significant acquisitions; management information circulars and proxy-related material; material contacts; the Company's constating documentation and any changes to the constating documentation and any other information the Company send to its securityholders.

Pursuant to Rule 12g3-2(b), the Company submits the following information:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws and information made public by securities regulators pursuant to Canadian federal securities laws and pursuant to the Rules of the Toronto Stock Exchange, the exchange on which the Company's securities are listed.

Pursuant to Rule 12g3-2(b), we enclose a list and paper submissions of the following documents in connection with the Company that have been made public and filed through SEDAR since January 1, 2007:

1. News Release, dated January 8, 2007, and filed on SEDAR on January 15, 2007;
2. Material Change Report, dated January 8, 2007, and filed on SEDAR on January 15, 2007;
3. Notice to TSX Venture Exchange, dated January 17, 2007, and filed on SEDAR on January 18, 2007;
4. Geological Evaluation of the Projects at the La Parrilla Unit, State of Durango, Mexico, dated February 2, 2007, and filed on SEDAR on February 5, 2007;
5. News Release, dated February 1, 2007, and filed on SEDAR on February 9, 2007;
6. Material Change Report, dated February 1, 2007, and filed on SEDAR on February 9, 2007;
7. News Release, dated February 6, 2007, and filed on SEDAR on February 9, 2007;
8. Material Change Report, letter from foreign issuer, dated February 6, 2007, and filed on SEDAR on February 9, 2007;

9. News Release, dated February 7, 2007, and filed on SEDAR on February 9, 2007;
10. Material Change Report, dated February 7, 2007, and filed on SEDAR on February 9, 2007;
11. Interim Financial Statements, amended, for the three-months ended September 30, 2006, filed on SEDAR on February 20, 2007;
12. Management Discussion and Analysis for the three-months ended September 30, 2006, amended, filed on SEDAR on February 20,2007;
13. Certification of Translation, dated February 14, 2007, of Letter of Agreement between the Company, Industrias Penoles, S.A. DE C.V. and Minas Penoles S.A. DE C.V., dated December 18, 2006, and filed on SEDAR on February 20, 2007;
14. Certificate of Transaction, dated February 14, 2007, of Stock Purchase Agreement between Mrs. Rebeca Medina Merino, Mr. Eduardo Chico Sanchez and the Company, dated November 4, 2006, and filed on SEDAR on February 20, 2007;
15. Certificate of Qualified Person, dated February 12, 2007, and filed on SEDAR on February 20, 2007;
16. Certificate of Qualified Person, dated February 12, 2007, and filed on SEDAR on February 20, 2007;
17. Certificate of Qualified Person, dated February 12, 2007, and filed on SEDAR on February 20, 2007;
18. Certificate of Qualified Person, dated February 12, 2007, and filed on SEDAR on February 20, 2007;
19. Certificate of Qualified Person, dated February 12, 2007, and filed on SEDAR on February 20, 2007;
20. Annual Information Form, dated February 16, 2007, and filed on SEDAR on February 20, 2007;
21. Form 52-109F2, Certificate of Interim Filings by CFO, dated February 21, 2007, and filed on SEDAR or February 21, 2007;
22. Form 52-109F2, Certificate of Interim Filings by CEO, dated February 21, 2007, and filed on SEDAR or February 21, 2007;
23. Material Change Report, dated February 20, 2007, and filed on SEDAR on March 2, 2007;
24. News Release, dated February 20, 2007, and filed on SEDAR on March 2, 2007;
25. News Release, dated March 21, 2007, and filed on SEDAR on March 21, 2007;
26. News Release, dated March 21, 2007, and filed on SEDAR on March 21, 2007;

27. Material Change Report, dated March 21, 2007, and filed on SEDAR on March 21, 2007;
28. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
29. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
30. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
31. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
32. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
33. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
34. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
35. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
36. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
37. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
38. Material Change Report, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
39. News Release, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
40. News Release, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
41. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
42. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
43. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
44. Preliminary Short Form Prospectus, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
45. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;

46. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
47. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
48. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
49. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
50. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
51. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
52. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
53. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
54. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
55. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
56. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
57. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
58. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
59. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
60. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
61. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
62. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
63. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
64. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;

65. Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, Mexico, dated June 23, 2005, and filed on SEDAR on March 27, 2007;
66. Letter Concerning the Addition of a Recipient Agency, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
67. MRRS Decision Document (Preliminary) from the British Columbia Securities Commission, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
68. Preliminary Receipt for Preliminary Short Form Prospectus from Nova Scotia Securities Commission, dated March 27, 2007, and filed on SEDAR on March 27, 2007;
69. Material Change Report, dated March 28, 2007, and filed on SEDAR on March 29, 2007;
70. News Release, dated March 28, 2007, and filed on SEDAR on March 29, 2007;
71. Notice of Meeting and Record Date, dated April 3, 2007, and filed on SEDAR on April 4, 2007;
72. News Release, dated April 20, 2007, and filed on SEDAR on April 20, 2007;
73. Other Correspondence, Ontario Securities Commission, Notice to Public, filed on SEDAR on April 23, 2007;
74. News Release, dated April 20, 2007, and filed on SEDAR on April 23, 2007;
75. Material Change Report, dated April 20, 2007, and filed on SEDAR on April 23, 2007;
76. News Release, dated April 24, 2007, and filed on SEDAR on April 26, 2007;
77. Material Change Report, dated April 24, 2007, and filed on SEDAR on April 26, 2007;
78. Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee), filed on SEDAR on May 1, 2007;
79. Audited Annual Financial Statements for the six-months ended December 31, 2006, dated April 30, 2007, and filed on SEDAR on May 1, 2007;
80. Management Discussion and Analysis for the six-months ended December 31, 2006, filed on SEDAR on May 1, 2007;
81. Form 52-109F1- Certification of Annual Filings- CFO, dated May 1, 2007, and filed on SEDAR on May 1, 2007;
82. Form 52-109F1- Certification of Annual Filings- CEO, dated May 1, 2007, and filed on SEDAR on May 1, 2007;
83. News Release, dated May 10, 2007, and filed on SEDAR on May 17, 2007;
84. Material Change Report, dated May 10, 2007, and filed on SEDAR on May 17, 2007;

85. Notice of Annual General Meeting, dated May 3, 2007, and filed on SEDAR on May 17, 2007;
86. Management Information Circular, dated May 3, 2007, and filed on SEDAR on May 17, 2007;
87. Form of Proxy, filed on SEDAR on May 17, 2007;
88. Securityholder Document- Special Warrant Indenture, dated May 10, 2007, and filed on SEDAR on May 17, 2007;
89. Securityholder Document- Underwriting Agreement, dated May 10, 2007, and filed on SEDAR on May 17, 2007;
90. Securityholder Document- Warrant Indenture, dated May 10, 2007, and filed on SEDAR on May 17, 2007;
91. News Release, dated May 28, 2007, and filed on SEDAR on May 31, 2007;
92. Material Change Report, dated May 28, 2007, and filed on SEDAR on May 31, 2007;
93. Interim Financial Statements for the three-months ended March 31, 2007, and filed on SEDAR on May 31, 2007;
94. Management Discussion and Analysis for the three-months ended March 31, 2007, and filed on SEDAR on May 31, 2007;
95. Form 52-109F2- Certification of Interim Filings, CFO, dated May 31, 2007, and filed on SEDAR on May 31, 2007;
96. Form 52-109F2- Certification of Interim Filings, CEO, dated May 31, 2007, and filed on SEDAR on May 31, 2007;
97. News Release, dated May 31, 2007, and filed on SEDAR on May 31, 2007;
98. Material Change Report, dated May 31, 2007, and filed on SEDAR on May 31, 2007;
99. Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, Mexico, dated May 8, 2007, and filed on SEDAR on May 31, 2007;
100. Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico, dated June 12, 2007, and filed on SEDAR on June 15, 2007;
101. News Release, dated June 1, 2007, and filed on SEDAR on June 19, 2007;
102. News Release, dated June 18, 2007, and filed on SEDAR on June 19, 2007;
103. Material Change Report, dated June 18, 2007, and filed on SEDAR on June 19, 2007;
104. News Release, dated June 20, 2007, and filed on SEDAR on June 20, 2007;
105. Material Change Report, dated June 20, 2007, and filed on SEDAR on June 20, 2007;

106. Technical Report for the La Parrilla Silver Mine, Durango State, Mexico, dated July 2, 2007, and filed on SEDAR on July 3, 2007;
107. Material Change Report, dated July 4, 2007, and filed on SEDAR on July 4, 2007;
108. News Release, dated July 4, 2007, and filed on SEDAR on July 4, 2007;
109. Material Document- Warrant Indenture, dated April 20, 2006, and filed on SEDAR on July 10, 2007;
110. Consent of Qualified Person, dated July 3, 2007, and filed on SEDAR on July 10, 2007;
111. Consent of Qualified Person, dated July 3, 2007, and filed on SEDAR on July 10, 2007;
112. Consent of Qualified Person, dated July 3, 2007, and filed on SEDAR on July 10, 2007;
113. Consent of Qualified Person, dated July 3, 2007, and filed on SEDAR on July 10, 2007;
114. Consent of Qualified Person, dated July 3, 2007, and filed on SEDAR on July 10, 2007;
115. Consent of Qualified Person, dated July 3, 2007, and filed on SEDAR on July 10, 2007;
116. Annual Information Form for the year ended December 31, 2006, dated July 6, 2007, and filed on SEDAR on July 10, 2007;
117. Preliminary Short Form Prospectus, dated July 11, 2007, and filed on SEDAR on July 12, 2007;
118. MRRS Decision Document (Preliminary) from British Columbia Securities Commission, dated July 12, 2007,and filed on SEDAR on July 12, 2007;
119. Preliminary Receipt of Short Form Prospectus from Nova Scotia Securities Commission, dated July 12, 2007, and filed on SEDAR on July 13, 2007;
120. Amended and Restated Technical Report for the San Martin de Bolanos Silver Mine, dated July 24, 2007, and filed on SEDAR on July 25, 2007;
121. Amended and Restated Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico, (original report) dated July 24, 2007, and filed on SEDAR on July 25, 2007;
122. Amended and Restated Technical Report for the La Parrilla Silver Mine, Durango State, Mexico, (original report) dated July 24, 2007, and filed on SEDAR on July 25, 2007;
123. Final Short Form Prospectus (English), dated July 25, 2007, and filed on SEDAR on July 25, 2007;
124. Consent Letter, dated July 25, 2007, and filed on SEDAR on July 25, 2007;

125. Consent Letter, dated July 25, 2007, and filed on SEDAR on July 25, 2007;
126. Consent Letter of Underwriter's Legal Counsel, dated July 25, 2007, and filed on SEDAR on July 25, 2007;
127. Consent Letter of Issuer's Legal Counsel, dated July 25, 2007, and filed on SEDAR on July 25, 2007;
128. Auditor's Consent Letter, dated July 25, 2007, and filed on SEDAR on July 25, 2007;
129. MRRS Decision Document (Final) from British Columbia Securities Commission, dated July 25, 2007, and filed on SEDAR on July 26, 2007;
130. News Release, dated July 26, 2007, and filed on SEDAR on July 26, 2007;
131. News Release, dated July 26, 2007, and filed on SEDAR on July 26, 2007;
132. Material Change Report, dated July 26, 2007, and filed on SEDAR on July 26, 2007;
133. Material Change Report (News Release), dated July 26, 2007, and filed on SEDAR on July 26, 2007;
134. Final Receipt for Final Short Form Prospectus from Nova Scotia Securities Commission, dated July 25, 2007, and filed on SEDAR on July 27, 2007;
135. News Release, dated August 8, 2007, and filed on SEDAR on August 8, 2007;
136. Material Change Report, dated August 8, 2007, and filed on SEDAR on August 8, 2007;
137. Interim Financial Statements for the six-months ended June 30, 2007, filed on SEDAR on August 29, 2007;
138. Form 52-109F2- Certification of Interim Filings- CFO, dated August 29, 2007, and filed on SEDAR on August 29, 2007;
139. Form 52-109F2- Certification of Interim Filings- CEO, dated August 29, 2007, and filed on SEDAR on August 29, 2007;
140. Management Discussion and Analysis for the six-months ended June 30, 2007, filed on SEDAR on August 29, 2007;
141. News Release, dated August 30, 2007, and filed on SEDAR on August 30, 2007;
142. Material Change Report, dated August 30, 2007, and filed on SEDAR on August 30, 2007;
143. News Release, dated October 23, 2007, and filed on SEDAR on October 24, 2007;
144. Material Change Report, dated October 23, 2007, and filed on SEDAR on October 24, 2007;

145. News Release, dated November 13, 2007, and filed on SEDAR on November 13, 2007;
146. Material Change Report, dated November 13, 2007, and filed on SEDAR on November 13, 2007;
147. Interim Financial Statements for the nine-months ended September 30, 2007, and filed on SEDAR on November 29, 2007;
148. Management Discussion and Analysis for the nine-months ended September 30, 2007, dated November 27, 2007, and filed on SEDAR on November 29, 2007;
149. Form 52-109F2- Certification of Interim Filings- CFO, dated November 29, 2007, and filed on SEDAR on November 29, 2007;
150. Form 52-109F2- Certification of Interim Filings- CEO, dated November 29, 2007, and filed on SEDAR on November 29, 2007;
151. News Release, dated November 29, 2007, and filed on SEDAR on November 29, 2007;
152. Material Change Report, dated November 29, 2007, and filed on SEDAR on November 29, 2007;
153. News Release, dated December 3, 2007, and filed on SEDAR on December 3, 2007;
154. Material Change Report, dated December 3, 2007, and filed on SEDAR on December 3, 2007;
155. News Release, dated December 5, 2007, and filed on SEDAR on December 5, 2007;
156. Material Change Report, dated December 5, 2007, and filed on SEDAR on December 5, 2007;
157. News Release, dated December 13, 2007, and filed on SEDAR on December 13, 2007;
158. Material Change Report, dated December 13, 2007, and filed on SEDAR on December 13, 2007;
159. Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico, dated January 3, 2008, and filed on SEDAR on January 7, 2008;
160. News Release, dated January 7, 2008, and filed on SEDAR on January 7, 2008;
161. Material Change Report, dated January 7, 2008, and filed on SEDAR on January 7, 2008;
162. News Release, dated January 14, 2008, and filed on SEDAR on January 14, 2008;

163. Material Change Report, dated January 14, 2008, and filed on SEDAR on January 14, 2008;
164. Notice of Change of Status, dated January 15, 2008, and filed on SEDAR on January 16, 2008;
165. News Release, dated January 17, 2008, and filed on SEDAR on January 17, 2008;
166. Material Change Report, dated January 17, 2008, and filed on SEDAR on January 17, 2008;
167. Technical Report for the La Parrilla Silver Mine, Durango State, Mexico, dated January 25, 2008, and filed on SEDAR on January 29, 2008;
168. News Release, dated January 30, 2008, and filed on SEDAR on January 30, 2008;
169. Material Change Report, dated January 30, 2008, and filed on SEDAR on January 30, 2008;
170. Notice of Meeting and Record Date for Annual General Meeting, dated February 25, 2008, and filed on SEDAR on February 26, 2008;
171. News Release, dated March 5, 2008, and filed on SEDAR on March 6, 2008;
172. News Release, dated March 5, 2008, and filed on SEDAR on March 6, 2008;
173. Material Change Report, dated March 5, 2008, and filed on SEDAR on March 6, 2008;
174. Material Change Report, dated March 5, 2008, and filed on SEDAR on March 6, 2008;
175. Preliminary Short Form Prospectus, dated March 11, 2008, and filed on SEDAR on March 11, 2008;
176. Other Document, Underwriting Agreement, dated March 11, 2008, and filed on SEDAR on March 11, 2008;
177. MRRS Decision Document (Preliminary) from the British Columbia Securities Commission, dated March 11, 2008, and filed on SEDAR on March 11, 2008;
178. Preliminary Receipt for the Preliminary Short Form Prospectus from the Nova Scotia Securities Commission, dated March 11, 2008, and filed on SEDAR on March 12, 2008;
179. Other Filing, Consent of Qualified Person, dated March 18, 2008, and filed on SEDAR on March 18, 2008;
180. Other Filing, Consent of Qualified Person, dated March 18, 2008, and filed on SEDAR on March 18, 2008;
181. Technical Report for the La Parrilla Silver Mine, Durango State (Amended), Mexico, dated March 18, 2008, and filed on SEDAR on March 19, 2008;





182. Other Filing, Consent of Qualified Person, dated March 19, 2008, and filed on SEDAR on March 19, 2008;
183. Other Filing, Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico (Amended), dated March 19, 2008, and filed on SEDAR on March 19, 2008;
184. Final Short Form Prospectus, dated March 19, 2008, and filed on SEDAR on March 19, 2008;
185. Consent Letter, Consent of Author, dated March 19, 2008, and filed on SEDAR on March 19, 2008;
186. Consent Letter of Underwriters' Legal Counsel, dated March 19, 2008, and filed on SEDAR on March 19, 2008;
187. Consent of Issuer's Legal Counsel, dated March 19, 2008, and filed on SEDAR on March 19, 2008;
188. Auditor's Consent Letter, dated March 19, 2008, and filed on SEDAR on March 19, 2008;
189. Final Receipt of Short Form Prospectus from Nova Scotia Securities Commission, dated March 19, 2008, and filed on SEDAR on March 20, 2008;
190. News Release, dated March 25, 2008, and filed on SEDAR on March 25, 2008; and
191. Material Change Report, dated March 25, 2008, and filed on SEDAR on March 25, 2008.

To the best of the Company's knowledge, there was no other information distributed to securityholders of the Company or made public that is not listed above. To the best of Company's knowledge, no information, other than that disclosed and submitted with this amendment to the Company's 12g3-2(b) application, was required to be made public or provided to securityholders since January 1, 2007.

Pursuant to Rule 12g3-2(f), the Company applies for the exemption from the paper delivery requirements of information required under paragraph 12g3-2(b)(1)(iii) by making such information available on SEDAR. On a going-forward basis, information made public by the Company may be found on SEDAR at www.sedar.com.





Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call me at (303) 260-6362.

Very truly yours,

Lauren M. Marlow

LMM
Enclosures

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com



## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 8, 2007

**FIRST MAJESTIC SILVER CORP. (FR-V)** (the "Company") announces today that Mr. Douglas R. Scott, C.A., has tendered his resignation as the Company's Chief Financial Officer effective January 31st, 2007. Mr. Scott has decided to purse other business opportunities.

Mr. Scott was appointed to this position in April 2006 and since that time the company has experienced tremendous growth. First Majestic has successfully acquired two additional operating silver mines in Mexico and has grown from around 100 employees to over 850 employees today. Mr. Scott has led a team of 18 accounting staff who have worked diligently in assisting the Company to meet its aggressive growth strategy.

Many new procedures over the past months have needed to be implemented corporate wide and several processes including real time up to date accounting information using advanced computer and communication systems are in the final stages of being implemented. Mr. Scott has been at the forefront of these internal efforts and management and the board of directors would like to thank Doug for the long hours and dedication he has shown to the Company.

The position of Chief Financial Officer will remain open until a suitable candidate is found to take this position. In the meantime, the board is confident that the broad accounting and administrative staff within the Company can continue to function sufficiently to meet all management and regulatory requirements.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving our corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**FIRST MAJESTIC SILVER CORP.**

*"signed"*

Keith Neumeyer, President

*This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.*

*The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

Form 51-102F3
*Material Change Report*


RECEIVED
APR -2 A 6:10

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

January 8, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Market News in Vancouver, British Columbia.

**Item 4 Summary of Material Change**

CFO resigns.

**Item 5 Full Description of Material Change**

The Company announced today that Mr. Douglas R. Scott, C.A., has tendered his resignation as the Company's Chief Financial Officer effective January 31st, 2007. Mr. Scott has decided to purse other business opportunities.

Mr. Scott was appointed to this position in April 2006 and since that time the company has experienced tremendous growth. First Majestic has successfully acquired two additional operating silver mines in Mexico and has grown from around 100 employees to over 850 employees today. Mr. Scott has led a team of 18 accounting staff who have worked diligently in assisting the Company to meet its aggressive growth strategy.

Many new procedures over the past months have needed to be implemented corporate wide and several processes including real time up to date accounting information using advanced computer and communication systems are in the final stages of being implemented. Mr. Scott has been at the forefront of these internal efforts and management and the board of directors would like to thank Doug for the long hours and dedication he has shown to the Company.

The position of Chief Financial Officer will remain open until a suitable candidate is found to take this position. In the meantime, the board is confident that the broad accounting and administrative staff within the Company can continue to function sufficiently to meet all management and regulatory requirements.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

January 15, 2007


FIRST MAJESTIC
SILVER CORP.
RECEIVED
APR -2

January 17, 2007

FILED VIA SEDAR

TSX Venture Exchange
BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

**Re: First Majestic Silver Corp. (the "Company")**
**Notice of Change in Fiscal Year-End**

The Company hereby provides notice in accordance with the requirements of Section 4.8(2) of National Instrument 51-102 that the Company has changed its year end from June 30 to December 31.

1. All of the subsidiary companies of First Majestic Silver Corp. have December 31 fiscal year ends. The change in year end for the parent will allow for congruent year ends for all of the entities and more accurate and consistent reporting for the Company and its subsidiaries.

2. The Company's previous financial year end was June 30.

3. The Company's new financial year end is December 31.

4. The Company's transition year will consist of a six month period ended December 31, 2006 with interim financial statements consisting of the following:

    a. The three months ended September 30, 2006 as compared to the three months ended September 30, 2005 (filed).

5. The Company will file annual audited financial statements for the six months ended December 31, 2006 as compared to the twelve months ended June 30, 2006 and the twelve months ended June 20, 2005.

6. The Company's new fiscal year will consist of a 12-month period ended December 31, 2007 with interim financial statements consisting of the following:

a. Operating results for the three months ended March 31, 2007, as compared to the three months ended March 31, 2006 (filing deadline – May 30, 2007);

b. Operating results for the six months ended June 30, 2007, as compared to the six months ended June 30, 2006 (filing deadline – August 29, 2007); and

c. Operating results for the nine months ended September 30, 2007, as compared to the nine months ended September 30, 2006 (filing deadline – November 29, 2007).

7. The Company will file annual financial statements for the twelve months ended December 31, 2007 as compared to the six months ended December 31, 2006 and the twelve months ended June 30, 2006 on or before April 29, 2008.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Keith Neumeyer
President & CEO

# GEOLOGICAL EVALUATION OF THE PROJECTS AT THE LA PARRILLA UNIT

**(Update report Nr. 4)**

**STATE OF DURANGO**

**MEXICO**

**INEGI Map Sheet F13B23**

**UTM 262400 N/ 592000 E**

**Prepared for First Majestic Silver Corp.**
**1480 – 885 West Georgia Street**
**Vancouver, B.C., V6C 3V7**

**By**

**J.N. Helsen, Ph. D., P. Geo.**
**Consulting Geologist**
**February 2, 2007**

# TABLE OF CONTENTS

List of Figures

List of Tables



List of Photographs still to be done



List of Appendices

## SUMMARY

First Majestic Silver Corp (FMSC) of Vancouver has been and continues working at a very fast pace since the middle of 2004 to acquire all the land around the old La Parrilla mine, rehabilitate and put into production the oxide circuit and build a complete new sulphide circuit, and carry out at the same time the necessary diamond drilling programs and development work in order to increase the resources from a mere estimate (all categories) of 761,069 tonnes (Table below) with an average grade of 315 g/t Ag grade to an indicated and measured resource of more than 21,000,000 oz of silver and silver equivalents for gold, lead, and zinc at a grade of 278 Ag g/t.

| Resources | Mineralization | Tonnes | Grade g/t silver |
|---|---|---|---|
| Measured resources: | in sulfides | 61,830 | 351 g/t silver. |
| Indicated resources: | in sulfides | 58,597 | 321 g/t silver. |
| Inferred resources: | in sulfides | 75,046 | 324 g/t silver. |
| Inferred resources: | in oxides | 565,595. | 265 g/t silver |

The resources before First Majestic Resource Corp. ("FMRC") started operations were estimated by EGOSA (Munoz Cabral, April 2004). These early pre-FMRC estimates have been surpassed by a large margin since FMRC started its programs of diamond drilling and ramp development. FMRC changed its name to First Majestic Silver Corp. (FMSC) in late 2006.

The land holdings grew from the initial 298 ha to about 3,424 ha with the acquisition of the Grupo Mexico concessions to the current 21,890 ha after the staking of a new major claim of 18,466 ha (October 20, '06).

The mill consists of two circuits of a 400 ton capacity each per day. The sulphide circuit was put into production in December 2006 so that the daily capacity has reached the goal of 800 tpd.

This property is located at the border of the Meseta Central and the east flank of the Sierra Madre Occidental. The mine site, at about one km of the village of San Juan de La Parrilla, is located in the municipality of Nombre de Diós, some 75 km SE of Durango. It has an excellent infrastructure, and is close, only 4 km, to the main highway which links Durango and Zacatecas, two cities along the old silver road and officially honored with a plaque in the city of Zacatecas.

At present six diamond drill rigs are collaring predominantly in the Rosarios, La Blanca, San Marcos and Quebradillas areas of the project (herein after referred to as the "La Parrilla Unit"). Several deep holes were drilled under Level 9 of the Rosarios mine. The next phase of diamond drilling into the sulphide mineralization will be done from cross cuts in Level 9 to access the sulphides with shorter and consequently cheaper holes. While Level 9 in the Rosarios mine undergoes rehabilitation several drill rigs were moved to the Quebradillas project to continue a program of verification or twin holes as well as exploration holes in order to confirm the historic resources of Grupo Mexico.

Since the start of the FMSC exploration and development work in the La Parrilla Unit some 120 holes were collared with a total of 28,269.87 m drilled. For the total resource calculations to date, 100 holes with a total of 23,702.37 m are involved. Assays are pending for the other 20 holes. For the period of this report analytical data for 59 diamond drill holes (ddh's) were used for the calculation of the drill indicated resources. These ddh's represent a total length of 13,478.95 m. Because diamond drilling is a continuing operation several holes are included in this report, although they were drilled before the period covered in this report. This is done because the assays were not available yet.

The La Parrilla Unit comprises several projects of which the La Rosa-Los Rosarios-La Blanca vein system is certainly the crown jewel. It has been the district's largest silver producer. Through the diamond drilling in the area just west of the mill and the office buildings a new area of interest was opened leading to the vein-replacement mineralization, dealt with in this report as the La Blanca project. This La Blanca project lies along the roughly E-W running vein system of the Los Rosarios and La Rosa projects. This vein structure or system is open to the east and to the west where it is thought to go across the valley in which the town of San Juan de la Parrilla is located. The other projects of the La Parrilla Unit are located along a roughly NW-SE structure with a similar type of mineralization in vein and as replacement. These projects are San Marcos, which contributes already ore to the mill, San Nicolás, San José de los Muertos and the newly acquired Grupo México, better known in and around the mine as Quebradillas with its Víboras ramp and Las Vacas subprojects.

Of importance in the La Parrilla Unit is the fact that all projects are governed by or intricately associated with the same diorite intrusion which is considered to be the source for the various vein systems and their associated mineralization that emanate from this diorite.

At the request of FMSC the present author wrote this NI-43-101 compliant geological evaluation report on the newly established resources of the La Parrilla Unit covering the period September 6, 2006 to mid January, 2007.

Resources in this report are reported as the new drill indicated resources for the period covered by this report Nr. 4 because no new development work resources are to be reported. The final or current resources are the total combined new resources of this period and all previous resources. Table 24 below gives the summary of all new resources for all projects of the La Parrilla Unit. The resources are mentioned in silver (Ag) and silver equivalents (Au, Pb, Zn).

Table 24. Summary of all new drill indicated resources for all La Parrilla projects, and the previously not entered Los Rosarios Ag equivalents for Pb and Zn.

| Resources | Area / work | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Drill Indic. | Rosarios Ag+Au | 227,276 | 5.23 | 207 | 0.14 | 51,742,234 | 31,649 | 1,663,550 | 1,018 | 1,710,357 |
| Drill Indic. | Rosarios Pb+Zn | | | 0.59[1] | 0.25[2] | | | | | 492,619 |
| Drill Indic. | Rosarios* Pb+Zn | | | | | | | | | 3,066,631 |
| Drill Indic. | La Blanca Ag+Au | 436,603 | 6.82 | 77 | 0.02 | 33,682,961 | 10,706 | 1,082,932 | 660 | 1,102,600 |
| | La Blanca Pb+Zn | | | 0.69[1] | 1.29[2] | | | | | 2,435,869 |
| Drill Indic. | Oxidos | 67,777 | 1.40 | 206 | 0.03 | 13,961,235 | 1,812 | 448,864 | 58 | 452,287 |
| Drill Indic. | S. Marcos | 97,699 | 2.04 | 318 | 0.31 | 31,452,713 | 31,352 | 1,011,227 | 1,008 | 1,070,460 |
| Drill Indic. | S. Nicolás | 11,012 | 1.63 | 367 | 0.10 | 4,040,660 | 1,126 | 129,910 | 36 | 132,037 |
| **Grand** | **Total:** | **840,367** | **2.85** | **235** | **0.12** | **134,879,803** | **76,645** | **4,336,483** | **2,780** | **10,462,860** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report. [1+2] These values were not included in the calculation of the average grade value for Ag and Au.

The current resources of Report Nr. 4 comprise the combination of the new drill indicated resources and the last resources as reported in Report Nr. 3. This gives a final grand total, up to date to January 27, 2007, of 1,867,300 tonnes (measured + indicated) of silver with an average grade of 278 Ag g/t. This results in a grand total of 21,455,911oz of Ag+Ag equivalents for Au, Pb and Zn.

Table 25. Up to date resources for Ag and Ag eqv. of Au, Pb and Zn for all projects of the La Parrilla Unit.

| Resources | Project Area | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Total Indicated | Report Nr. 3 | 960,098 | 2.98 | 329 | 0.14 | 315,762,014 | 129,362 | 10,151,976 | 4,161 | 10,396,488 |
| Total Indicated | Report Nr. 4 | 840,367 | 2.85 | 235 | 0.12 | 134,879,803 | 76,645 | 4,336,483 | 2,780 | 10,462,860 |
| **Grand Total Indicated** | | **1,800,465** | **2.92** | **282** | **0.13** | **450,641,817** | **206,007** | **14,488,459** | **6,941** | **20,859,348** |
| Measured | Block 1 (Rep. 3) | 66,835 | 2.40 | 274 | 0.05 | 18,345,304 | 3,567 | 589,815 | 115 | 596,563 |
| **Grand Total Measured** | **Rosarios** | **66,835** | **2.40** | **274** | **0.05** | **18,345,304** | **3,567** | **589,815** | **115** | **596,563** |
| **Grand Total Indic+Meas.** | | **1,867,300** | **2.66** | **278** | **0.09** | **468,987,121** | **209,574** | **15,078,274** | **7,056** | **21,455,911** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report

Table 26. Summary of the Current Resources in Ag+Ag eqv. (Au) and Ag eqv. (Pb,Zn) for Rep. Nr. 3 and Nr. 4.

| Report | Type | Oz Ag + Ag eqv. (Au) | Oz Ag eq (Pb, Zn) | Total |
|---|---|---|---|---|
| N° 3 | Indicated | 10,396,488 | | 10,396,488 |
| N° 4 | Indicated* | | 3,066,631 | 3,066,631 |
| N° 4 | Indicated | 4,467,741 | 2,928,488 | 7,396,229 |
| N° 3 | Measured | 596,563 | | 596,563 |
| **Grand total** | | **15,460,792** | **5,995,119** | **21,455,911** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report



Photo 1. New equipment for the sulphide circuit

## INTRODUCTION AND TERMS OF REFERENCE

At the request of First Majestic Silver Corp. (FMSC) the author visited the La Parrilla property in Durango, Mexico (Oct. 17 to 23 including travel to Durango) and prepared the current report (Nr. 4) which serves as an update of the information previously reported in report Nr. 3 (J. Helsen, September 6) and conforms to the guidelines for technical reports as set out in the National Policy Instrument 43-101.

This report deals with new information obtained in a fourth phase of ongoing exploration and development work and covers the period from the beginning of September until about mid January 2007. The exploration (mainly diamond drilling with 6 rigs) and development work (ramps) is carried out on the La Parrilla property. The La Parrilla property or district comprises now, after the acquisition of the Grupo Mexico land (3,126 hectares) a total of 8 projects or areas. These eight projects are La Rosa, Los Rosarios and La Blanca forming part of the main E-W La Rosa-Rosarios vein system. The other projects include San Marcos, San José de los Muertos and San Nicolás. The new Grupo México land consists at present of two projects which are Las Vacas and Víboras and often referred to as Quebradillas. The bulk of the work is at present done on the Los Rosarios and La Blanca projects and the San Marcos project. The work on the Quebradillas project consists mainly of verification drilling because the data supplied by Grupo México are historic in character. Spread over these 8 projects a total of 59 diamond drill holes have been collared out of a total of 120 ddh's so far. These 59 ddh's represent a total of some 13,478.95 m out of a grand total of 27,324.77 m so far (Dec. 31, 2006) since the start-up. All ddh's drilled are included in these total drill hole data. It should be kept in mind that for some ddh's the assays are not available at the time of finishing this report and consequently no resources are available yet and will be reported in the next up-date.

The previous work has been dealt with in three previous reports by J. Helsen (April 17, 2005; March 27, 2006 and September 6, 2006).

Although certain topics such as the geological setting of the La Parrilla property in the State of Durango, Mexico, have already been discussed in detail in the previously mentioned reports, the author decided to include this and other information to obtain a complete and autonomous report.

The main purpose of the current work dealt with in the present report Nr. 4 is to increase the resources of the producing mine to feed the processing plant which has been upgraded to a daily capacity of 800 tpd. Two circuits, one treating oxides and the other sulphides, are now in operation. At the same time the analytical laboratory is renovated and adapted to handle the increase in number of samples from the plant and exploration.

As mentioned earlier, the exploration and development work on the La Parrilla property is carried out in some eight different areas or projects. For reasons of clarity and consistency in particular with Report Nr. 3 and to avoid any confusion, the reporting on each project will be kept independent per project or area.

The present report is based on previous property visits by the author (June & Nov. '05; Feb. '06; July 2006) and the most recent one in late October (Oct 16-23, '06 including travel days).

Previous resource calculations included silver and gold contents converted in to silver equivalents. In this report lead and zinc contents will also be converted into silver equivalents wherever high enough to be considered. Not all areas carry interesting lead and/or zinc values.

The major source of information for the present report is based on drawings, data sheets from the various laboratories, and personal communications with the engineers and geologists of Exploraciones Geológico-Mineras de Occidente S.A, de C. V. (EGOSA) and First Majestic Resources Mexico ("FMRM") The exploration, drilling and development work is carried out mainly by and/or supervised by EGOSA ("La Parrilla Geologic Report, Durango, Mexico – First Majestic Resources México S.A. de C.V." by Ing. Florentino Muñoz Cabral, Director General, EGOSA. All the photos are taken by Helsen unless otherwise stated. It is herewith clearly stated that all the drawings are courtesy Ing. F. Muñoz Cabral through EGOSA S.A. and his staff unless otherwise mentioned. Quotes from the above and other reports will clearly be stated in the present author's report. Any minor changes were only made to clarify the text and have been marked in italics.

Other sources of information are mainly on general geology, tectonics, and mineralization in Mexico, and are mostly from the personal files of the author, gathered over the many years of mineral exploration work and field trips or conferences in or about Latin America. All sources have been duly mentioned in the text and/or List of References.

Attention is drawn to the fact that First Majestic Silver Corp. started the La Parrilla mining operation as First Majestic Resource Corp. (FMRC) and that the name of the corporation was changed in 2006 to First Majestic Silver Corp. (FMSC). Hence the reference to FMRC on occasion when earlier dates are involved.

## DISCLAIMER

The author relied on copies of 'official' documentation supplied by the owners and/or managers of the property concerning the status, ownership and location of the mineral title(s) comprising the property but has not independently verified or attempted to verify the accuracy, completeness or authenticity of said documentation and makes no representations or warranties as to the ownership, location or status of the claims discussed in this report. The author is not aware, however, of any information that would lead him to believe or lead him to suspect that the claim information as presented is not accurate or is unreliable.

The author reserves the right to, but will not be obligated to, revise this Report and conclusions thereto if additional information becomes known to the author subsequent to the date of this Report.

FMSC has reviewed final draft copies of this Report for factual errors. Hence, the statements and opinions expressed in this document are given in good faith and in the belief that these statements and opinions are not false and misleading at the date of this Report.

## LOCATION AND PROPERTY DESCRIPTION

The La Parrilla mining district is located in the south-eastern part of the State of Durango close to the border with the State of Zacatecas.

The La Parrilla mine site and town are situated in the Nombre de Diós municipality some 60 km southeast of the City of Durango as the crow flies. The centre of the claims group has the following coordinates: UTM NAD27 Northing 2624000 / Easting 592000 (Fig. 3). The corner points are: 2'622,000N, 2'626,000N, 590,000E, and 594,000E.

The elevation of the area varies between 1,800 m and 2,200 m above sea level (a. s. l.)

The claims of the original First Majestic Resource Corp since the company started the La Parrilla operation in mid 2004 are given in Table 1 below. This table includes also the Encarnación concession which was acquired at a later date. The total initial area covered about 298 hectares.

Table 1. The initial claims of the San José de La Parrilla mining claims group.

| Claim Name | Concession | Hectares |
|---|---|---|
| Protectora 2 | 169302 | 32.3560 |
| Extensión Rosa | 169303 | 6.0000 |
| Rosa y Anexas | 169304 | 4.0000 |
| Rosario | 169305 | 5.3670 |
| Salvador | 169306 | 1.0000 |
| Ampl. De los Rosarios | 169307 | 4.0000 |
| Los Michosos | 169308 | 15.9673 |
| San José | 169309 | 6.0000 |
| San Marcos | 169310 | 10.0000 |
| La Protectora | 169311 | 83.0000 |
| Ampl. Del Rosario 2 | 169312 | 7.5000 |
| San Nicolás | 169313 | 95.4983 |
| Los Rosarios | 171082 | 11.0000 |
| Encarnación | E-10245 | 16.0000 |

This Encarnación claim or concession (16 hectares) by FMRC, located between the Rosa & Annexes (to the west) and Rosa Extension (to the east) played a strategic role because it lies on the extension of the Los Rosarios vein/fault system east of the Ore shoot Nr. 2, and made the discovery of the third ore shoot a possibility.

The majority of the claims or concessions that surround the La Parrilla property of FMSC belonged to a large Mexican group, Grupo México previously known as IMMSA or Industrial Minera México S.A. This group is known to own many concessions surrounding other properties all over the Mexican Federation. The Grupo Mexico surrounding concessions, however, have now been acquired by FMSC since the signing of an agreement between FMSC (Neumeyer, News Release, August 28, 2006) and Grupo Mexico through its three subsidiaries. The large contiguous land package consists of 3,126 hectares of concessions surrounding the La Parrilla silver mine. This Grupo Mexico land package, often referred to as Quebradillas, is now in the process of being investigated with confirmation diamond drilling and underground sampling in the Víboras drift and cross cuts in order to verify the

available data. All these data are now being entered into a data base for interpretation purposes and to re-calculate the resources as defined by Grupo México because they are pre-2002 and therefore considered historical data. The entire FMSC land package amounts now to a total of 3,427 hectares. FMSC through its subsidiary FMRM staked on October 20, 2006 an additional claim of 18,466 hectares resulting in a total FMSC land package of 21,890 hectares. The final concession map has not been drafted yet because the official government title to this concession has not been granted yet.

In Mexico the exploration or mining company has to obtain several permits before any exploration or exploitation can start. All these necessary permits are in place. Similarly the environmental issues comply with the federal regulations of SERMANAT Norma 120 (federal government regulations). The author has been assured that all necessary permits for the current work have been obtained.

First Majestic established a Community Relations department in order to maintain the already excellent relations it has with the San Juan de la Parrilla community.


Fort Worth
DALLAS
Shreveport
HOUSTON
San Antonio
Galveston
Corpus Christi
Laredo
Brownsville
Monterrey
Tampico

Figure 1. Map of Mexico with approx. location of the La Parrilla mine site (1:16,000,000) (Goodes World Atlas, 1970).


Durango
Torreon
Gómez Palacio
Lerdo
San Pedro de las Colonias
Mapimi
El Salto
Nombre de Dios
Vicente Guerrero
Sombrerete
Rio Grande
Juan Aldama
Miguel Auza
Guadalupe Victoria
Francisco I. Madero
Villa Unión
Canatlán
Santiago Papasquiaro
Presa El Palmito
Tepehuanes
Rodeo
Nazas
Cuencamé
Pedriceña
Fresnillo
Zacatecas
Valparaiso
Ciudad García
Colotlán
Acaponeta
Tecuala
Rosamorada
Ruiz
Tuxpan
Santiago Ixcuintla
Tepic
San Blas
Compostela
Concordia
Rosario
Escuinapa
Aguascalie
Jalpa
Teocaltiche
Calvillo
Ojocaliente
Villanueva
Mezquital
Parrilla
Las Adjuntas
Buenos Aires
Copala
Bolaños
Huitzila
San Juan del Río
Sta. Lucía
Progreso
Parras
Viesca
Matamoros
La Zarca
El Casco
Villa de Cos
Luis Moya
Valparaiso
D U R A N G O
Z A C A T E C A S
N A Y A R I T

Figure 2. Map of southern half of the state of Durango in NW Mexico with the location of the town of San Juan de la Parrilla and mine site.



LA PARRILLA MINE
LEGEND
First Majestic Concession
MINE
VEIN
Ksl Limestones Ind. fm
Kcc Limestones C.C. fr
Tgl Diorite
Sk Skarn
Tr Rhyolite
Qal Alluvium
NORTH
La Parrilla Town
La Parrilla mine
La Rosa
Los Rosarios vein
San Jose
San Marcos
Vacas Mine
Quebradilla Vein
Recuerdo Vein
San Nicolas
2'625,000N
2'624,000N
2'623,000N
591,000E
592,000E
593,000E


Figure 2. Outline of the old concessions of First Majestic Resource Corp. and the five project area as dealt with in this report, as well some of the interesting areas of the newly acquired concessions (Grupo México)-(Drawings Courtesy Egosa S.A. and staff).

## ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES & INFRASTRUCTURE

Access: the La Parrilla mine site can be reached via the good, paved Highway N° 45 which is the main highway between the cities Durango and Zacatecas. At KM 75, coming from Durango, one turns off to the south - (to the right and indicated by a First Majestic Silver Corp panel) – to reach after about 4 km the village of San José de La Parrilla. From here one arrives at the mine site after another km on a gravel road. The mine offices and plant are situated at ± 2,145 m a. s. l. Travel time from the city of Durango is about one hour and a half.

Physiography: the area of interest lies at the edge of the Sierra Madre Occidental Province and the Mesa Central Province. Locally, the mining district forms part of the "Sierras y Llanuras de Durango" sub-province.

Most drainage systems flow toward the West into the Gulf of California also called Sea of Cortés with only two exceptions, one of which occurs in Durango State. This is the Río Nazas which drains into the Laguna de Mayrán (Torreón). The west draining streams have deeply eroded the topography of the eastern flank of the Sierra Madre Occidental and the Sierra itself while flowing towards the Pacific Ocean, thus creating the present day deep canyons and barrancas.

Climate: the climate is semi dry with an annual rainfall of 580 m and a yearly average temperature of 18° C. Rain falls are more common during the summer months but the rain storms during the 2004 - 2005 winter months may be an indication of a change in pattern due to climate change.

Vegetation: because of the dry conditions, vegetation is sparsely distributed. It consists predominantly of cactus, grasses and farmland in the lower lying areas. At higher altitudes vegetation consists of pine and various types of oak trees (encina and roble).

Infrastructure: as mentioned previously, road access is very good via Highway N° 45 to Durango. Electric power is already available at the mine site. The water supply comes from a well in a nearby valley and is considered sufficient to meet the demands of continued mine operation as well as future exploration purposes.

Accommodation and other services: Some basic facilities such as room and board can be provided by locals in the La Parrilla town. The nearest place with hotel accommodation, restaurants, telephone facilities, etc. can be found in the town of Vicente Guerrero at some 12 km south of the La Parrilla mine site.

## HISTORY

The Spanish founded cities such as Durango (1563), Zacatecas (1548) and others as early as the middle of the 16th Century as a direct consequence of their insatiable search for precious and other metals. Many mineralized vein deposits, and other types of deposits with abundant silver, were discovered in the east flanks of the Sierra Madre Occidental and opened many important mining districts in the region such as Zacatecas, Sombrerete, and Fresnillo. Many of the present day deposits have a history that goes back to their discovery centuries ago.

La Parrilla is no exception. Its 20th century history, however, apparently goes back to the early twenties but very little information is available. The Potosí Mining Company carried out several geological surveys and worked the Las Vacas and Las Animas mines. ASARCO, later Industrial Minera México, and now Grupo México has been operating in the region since the fifties. It held most of the concessions.

No records are available with regard to production data. Information obtained from several old and/or private ASARCO reports and reports of the Consejo de Recursos Minerales (federal), as well as some recent information as provided by the previous owner of the concessions (Gámiz family), made it possible to estimate tonnage and grade figures for the Los Rosarios and La Rosa mine (Table 2). The estimates are based on the size of the old stopes. For the San Marcos and San José workings the estimates are based on information in an internal ASARCO report (1960).

Table 2. Tonnage and grade of past production as estimated from previous reports and information.

| Mine | Tonnes | Ag g/tonne | Pb % | Zn % |
|---|---|---|---|---|
| Los Rosarios | 530,000 | 450 | 2.6 | 2.8 |
| San Marcos | 100,00 | 250 | 2.2 | 0.5 |
| San José | 50,000 | 100→150 | 2.0 | 0.8 |
| La Rosa | 20,000 | 350 | 2.5 | 2.0 |

## GEOLOGICAL SETTING

### Regional Geology

The Sierra Madre Occidental, according to Z. de Cserna (1989) is a linear volcanic, partially dissected plateau (mesa, planicie, or altiplano) elongated in a NNW direction. It is about 1,200 km long and varies in width between 200 and 300 km. Its average altitude is around 2,000 m a. s. l. but occasionally peaks reach ± 3,000 m a.s.l. It is a very broad anticlinal uplift with a gently dipping eastern flank whereas the western flank is much more steeply dipping. The entire structure is cut by numerous longitudinal faults. In the east, where the adjacent faulted fold mountains and intervening valleys and basins are at general elevations between 1,500 and 2,000 m a.s.l., the down drops are minor. In the west, however, the down-drop is impressive. The Sierra Madre Occidental is considered to represent an old magmatic arc. Figure 4 gives an idea of the cross section from the western edge of the Meseta Central through the Sierra Madre Occidental to the Gulf of California (Clark, 1994?).

The stratigraphy consists of a Lower Volcanic Series, of Late Cretaceous to Eocene age, 1.0 to 1.5 km thick, and made up predominantly by andesitic rocks. The andesites are overlain by an Upper Volcanic Series, 1 km thick, which is dominated by Oligocene ash-flow tuffs of rhyodacitic composition. From Late Miocene time onward basaltic rocks were extruded. Mineralization in this province is confined mainly to underlying andesites and plutonic host rocks. Fissure vein deposits in the Sierra Madre Occidental, exhibiting two major assemblages i.e. a Ag-Au assemblage and a Pb-Zn-Ag-Au one, occur on both east and west flanks, and vary respectively in age from 49 m.y. to 28 m.y (east flank) (Clark et al., 1979).

Due to a regional uplift (Late Eocene) and subsequent erosion the present day deep canyons and barrancas particularly in the western part of the planicie were created. The margins of the Sierra Madre Occidental are affected by extension.

The Mesa Central in general consists of wide plains interrupted by sparse sierras. It can be subdivided in three regions:

- **Southeast region**: dominated by rocky prairies, hills with complex lithology, and an extensive plateau system.
- **Central region**: consists predominantly of a broad caliche prairie, sparsely dotted with small sierras, and elongated low, flat, strips or bajios (fertile flat areas).
- **Northern region**: more rugged and consisting of a complex of sierras, plateaus, and hillocks. The highest peak reaches an altitude of 2,900 m a.s.l. The floor of this region overlays a caliche facies.

## District or Property Geology

The term 'district' as used in some reports by F. Muñoz Cabral refers predominantly to the geology of the area in and around the mine and surrounding areas with similar geology as affected by the most important event, the dioritic intrusion. It is basically similar to the term property geology as used in B.C. The terms district or property in the present report are interchangeable.

Stratigraphy: The mining district of interest is located in the Sierras and Llanuras de Durango. The oldest sedimentary rock outcrops belong to the Cuesta del Cura Formation and consist of limestones of Albian-Cenomanian age. These limestones are dark grey with waving or undulating strata, appear in well defined layers (10 → 40 cm in thickness), and are intercalated by black flint strata. This marine rock crops out in the northeast part of the area. The geology of the district is shown in Figure 6.

The Indidura Formation of Upper Cretaceous age, which is widely exposed in the district, overlays the Cuesta del Cura Fm. It is made up of a group of clayey limestones and calcareous shales with laminar and thin stratification, intercalated by bands of stratified limestone from 10 cm to 30 cm thick, and grey to dark grey in color.

The previously mentioned sedimentary rocks were intruded by an igneous intrusive rock of dioritic composition. Its radiometric age (K/Ar) has been determined at 87 million years. This diorite consists predominantly of plagioclase and hornblende in a phaneritic holocrystalline texture. The intrusive makes up the central part of the district and has provoked the alteration and deformation of the Indidura and Cuesta del Cura Formation limestones. Along its contact a metamorphic halo has formed in which the main ore deposits are found. Numerous sills of the same dioritic composition are found as tabular intrusions that follow the bedding of the Indidura Fm. mainly along the edges of the main intrusive.

In the northeast part of the district occur Tertiary volcanic rocks, rhyolitic in composition, that cover the sedimentary rocks like a crown.

Structures: the *strike (orientation)* of the limestone strata can vary but is generally *N-S varying from N20°W to N20°E* with almost vertical dipping and local foliation caused by the intrusive.

The intrusive forms an elongated mass with a NE-SW orientation and measures 3 km in length and 1.8 km in width. On the east side, the intrusive penetrates between the limestone layers forming extended zones of sills with a strike equal to that of the bedding.

There are three main fracture systems that are related to the mineral deposits:

- A regional set of fractures with a N 60°→80°E and almost vertical dip, apparently recent because it goes through the most recent rocks which are Tertiary rhyolites. These rhyolites, however, appear to have little economic importance as observed from the very superficial mine workings in the rocks.
- The second fracture system has a strike and dip as follows: N45°→75°W and a dip of 50°→85° to the NE. The fractures are pre-mineralization because they cut the limestones, the intrusive and the skarn. Within this group occur the veins with the most economic importance in the district such as El Rosario, La Rosa, El Carmen, San Cayetano and San José.

- The third system of fractures runs in a N-S direction and has a dip from vertical to 45° NE. This coincides with the orientation of the bedding of the limestones and partly with the diorite sills concordant with the limestone stratification. The important veins in this group are San Marcos vein, Quebradilla and San Nicolás.

## ORE DEPOSIT TYPE AND MINERALIZATION

A description of the veins in the district will be given first. Characteristics are given in Table 3.

### 1. La Rosa Vein

The La Rosa vein represents the continuation of the Los Rosarios vein toward the east and consequently most of the observations and comments for Los Rosarios are applicable to La Rosa as well.

A barren zone forms the transition between the second ore shoot of Los Rosarios and the third ore shoot which was dealt with in a previous report by J. Helsen (March 27, 2006). One major difference between Los Rosarios and La Rosa lies in the dropping topography of the third ore shoot with the consequence of drastically reduced overlying oxide cap. As mentioned many features of the La Rosa vein structure are the same as in the Los Rosarios mine. One could talk about the Los Rosarios/La Rosa vein system or structure. As in the previous report the projects will be discussed from east to west starting with the La Rosa vein. Diamond drilling in the La Rosa area has been finalized for the time being. No new work has been done east of the Ore shoot Nr. 3 either and consequently the area east of the ore shoot Nr. 3 remains virtually unknown because of lack of outcrops, oxide cap and other indications for potential mineralization, and, therefore, remains a prime target to find a fourth ore shoot down strike.

The La Rosa mineralization contains predominantly silver values with gold. The base metals lead, zinc and copper are low and for that reason are not included in the resource calculations.

### 2. Los Rosarios Vein

This vein is located in the northwest part of the district. The Los Rosarios vein is considered the most important one because it has been the most exploited one. It is a tabular structure due to its sporadic outcrops and mine workings, and has a known length of about one kilometer. The vein has a strike/dip of N65°W/60°→70°NE

The Rosario mine is known to have an extension of 600 m. Two ore shoots of about 200 m long, separated by a barren zone of 100 m in length, occur in the mine. The vein runs mainly in the diorite intrusive (H.W.) and in the limestone and skarn (F.W.) but the host rock can be completely intrusive or skarn in certain zones. The width of the vein varies from a cm scale at its east and west ends and in the barren central part to almost 20 m in the second ore shoot, which includes the mineralized part of the skarn caused through the influence of the vein itself (extension). These shoots represent swellings due

to extension giving the appearance of the beads of a rosary, hence the name Los Rosarios. It has a known depth of 400 m through mine workings and the potential at greater depth is now being investigated (see drilling results in following chapters).
Two mineral zones occur in the vein. Their mineralogy is given below.

Sulfide zone: the predominant minerals are quartz and calcite with pyrite, sphalerite, galena, argentite accompanied by traces of silver sulfosalts and chalcopyrite. This zone has been exploited lately to a depth of 200 and mineralization is open at depth.
Oxide zone: the oxide zone measures about 110 m average from its outcrop. A thorough investigation is now underway.

In addition to the silver and gold values, the silver equivalents of lead and zinc values have been included in the Los Rosarios resources.

**3. La Blanca veins and replacement**

The present La Blanca area is located west of the ore shoot Nr.1 between cross sections 19W-19W' and 22W-22W' on the continuation of the Los Rosarios vein system toward the west. The geology consists mainly of Cuesta del Cura Formation carbonate rocks which have been intruded by small granodiorite sills. The presence of these sills affect the host rock in various ways as evidenced by the recrystallization of limestones, formation of skarns and hornfels, as well as in the mineralization pattern. Ag-Au-Pb-Zn mineralization occurs in the projected continuation of the Los Rosarios-La Rosa vein system but replacement sulphides have also been encountered in the limestones outside the vein system.

**4. Oxides in the Los Rosarios areas**

Oxidized mineralization occurs in the Los Rosarios area in the upper parts of the ore shoots Nr. 1 and Nr. 2 in particular, between cross sections 2W-2W' and 10W-10W' (inclusive). The mineralization consists mainly of silver and gold but the base metals are low.

Because of the low lead and zinc values silver equivalents of these metals are not included in the resource calculations.

**5. San Marcos Vein and Replacements**

The San Marcos vein is located in the southeastern part of the property or district. It consists of a tabular structure concordant with the limestone beds which have been metamorphosed by the diorite intrusive. The strike of the vein is North-South with a 70°E dip. It has a width which varies from 1 meter to almost 3 meters. From the mine workings and the existence of two ramps which reach a depth of 50 meters, it is known that the vein reaches at least a length of 200 meters. Figure 19 is the composite geology map.

The San Marcos vein system is not as straightforward as the La Rosa/Los Rosarios vein system, because recent observations indicate that the structural deformation is more pronounced and that "tepetate" occurs. Tepetate is a typical Mexican mining term for a crumbly dirty wall rock with some mineralization but which affects negatively sampling and operations. Structural control and the strange mineralization pattern (both horizontal and vertical pinching and swelling) may have to be observed carefully because it makes the localization of economic minerals more difficult (more below under resources).

The mineralogy consists of oxides in a gangue of quartz and calcite. In an ASARCO report the exploitation tonnage has been estimated at around 100,000 tonnes, with a grade of 250 g/t of silver and 2.2 % of Pb. In the values obtained so far, however, the lead and zinc values are low and are not included in the resource calculations as silver equivalents.

After the Los Rosarios/La Rosa area, the San Marcos area represents at present the better project area of the other vein systems in the La Parrilla district.

**6. San Nicolás Vein**

This vein occurs in the southern part of the district, and the veins here are also associated with the diorite intrusive, likely in the form of a sill. This N-S running vein system is almost vertical, 1.30 m wide, and contains oxides in a quartz and calcite gangue vein. It crops out over a length of 120 m and can be accessed via a shaft of 70 m deep and a crosscut of approximately 100 m long. Table 4 below gives a summary of the characteristics of the various vein systems in the La Parrilla district.

**7. San José Vein System**

The San José vein system, striking approximately in a NW direction, occurs also in the eastern part of the district but approximately 800 m north of the San Marcos workings. It consists of a series of tabular structures concordant with the stratification of the limestones at their contact with diorite sills. It is an outcrop area measuring approximately 300 m by 100 m with a NW-SE strike, with veins of different widths varying from a few centimeters up to 2 meters as observed in several trenches and old workings. The mine workings are being rehabilitated and a first phase of diamond drilling is now being carried out but no new information has been received.

**8. Grupo México - Quebradillas**

When referring to areas in the newly acquired concessions the words Quebradillas and Grupo México may be interchanged throughout this report following a practice that had already been started in the La Parrilla mine site. When, however, referring to a particular project such as Víboras or Las Vacas then the specific correct project will be used.

The amount of the historic data, in hard copy format only, of the newly acquired concessions of Grupo México is extensive. These data are now being entered into a digital data base. Several digital cross sections covering the Víboras and Las Vacas areas have already been finalized and a diamond drilling

program was started somewhere around the middle of the 2006 summer. Only one diamond drill rig was then used to collar several ddh's for twinning or confirmation purposes of the Grupo Mexico data. At the time of writing this report several drills are being moved from the Rosarios-La Rosa-La Blanca vein structure system to the Quebradillas areas in order to intensify the diamond drilling in these areas.

More information will be given when available and in the present drill chapter.

Table 3. Summary of structural characteristics of the veins in the La Parrilla district.

| Vein system | Strike | Dip | Thickness | Length |
|---|---|---|---|---|
| Los Rosarios* | N65°W | 60°→70°NE | cm scale→ 20 m | 1,000 m |
| San Marcos | N-S | 70°E | 1 → 3 m | > 200 m |
| San José | NW-SE | n.a. (steep) | cm scale → 2 m | > 300 m (?) |
| San Nicolás | N-S | ± 90° | 1.30 | 120 m in O.C. |

* Values for entire La Rosa-Los Rosarios-La Blanca vein system

## GEOLOGICAL MODEL

When considering the geology of Mexico, Clark and Melendez (1991) indicate that the most common expression of mineralization in Mexico occurs in the form of fissure vein type deposits, which they then subdivide into two categories or assemblages for the Sierra Madre Occidental. These assemblages are: a Ag-Au assemblage and a poly-metallic assemblage with Pb + Zn + Ag ± (Cu).

Muñoz Cabral (April 2004) describes the deposits in the La Parrilla district as hydrothermal veins and mesothermal replacements, with a structural control for the Los Rosarios/La Rosa vein in the form of a fault with a strike/dip of N65°W/60°→70°NE. The mineralization is typical mesothermal and consists predominantly of a gangue of quartz and calcite containing pyrite + galena + sphalerite + argentite + (traces of chalcopyrite + Ag sulfosalts). Considering the mineralization characteristics, a potential for mineralization reaching a hypothermal, higher temperature zone can be expected at depth and found.

As mentioned previously, other mineralization controls exist in the form of the stratification of the limestone beds along which dioritic sills were injected. In this way the most calcareous layers were replaced and economic minerals were introduced as for example in such areas as San Marcos and San José and most recently in La Blanca.

There is no doubt that the Los Rosarios/La Rosa structure and other structures in the district represent typical vein structure characteristics. On the other hand there are several other features of importance and accompanying the vein structure, which may be helpful in future exploration. Among these features are the adjacent skarnification of calcareous rock close to the diorite intrusion, replacement of limestone due to the injection of diorite sills along limestone beds, as well as mineralization within the intrusive diorite body and the skarn/limestone well outside the vein structure itself. Evidence for mineralization outside the vein structures exists and has been reported in previous reports (J. Helsen, April 17, 2005, and March 27, 2006). Veinlets and stockwork were encountered with Ag mineralization up to 120 g/t outside the vein in the host rock (skarn or intrusive).

Of importance in this model is the continued exploration of the La Blanca/Los Rosarios/La Rosa vein system toward both the east and west and possibly beyond the San Juan de La Parrilla town at the other side of the valley, and also, as deduced from previous experience, at depth below Level 9. Another area where exploration should be extended is in the San Marcos area towards the north and the San José de los Muertos project on the one hand, and also to the south towards the San Nicolás project on the other hand and this will include the Quebradillas and Las Vacas areas. These two major structural directions in the district, both with silver mineralization, will have to meet up somewhere. Such a junction area should be looked at and investigated in detail. Figure 6 is a composite geology map of the entire La Parrilla Unit geology.

# EXPLORATION

## GEOPHYSICAL SURVEY

To the knowledge of the present author no geophysical survey was carried out by FMSC. Grupo México, however, carried out very extensive geophysical surveys which apparently indicated several anomalies. The nature of these geophysical anomalies, currently integrated with the FMSC data entry program is not known to the author at the time of writing this report.

## GEOCHEMICAL SURVEY

No new geochemical surveys were carried out since the surveys on the Creston grid and the Encarnación concession as reported previously by J. Helsen (March 27, 2006). In this March '06 report an overview was given of past geochemical surveys on the property as well as a detailed assessment of the geochemical surveys carried out by FMRC mainly in the two areas mentioned above.

## DIAMOND DRILLING PROGRAMS

All new work carried out consists mainly of a continuation of any diamond drilling already in progress or the initiation of a new program such as on the San José de los Muertos project and the Quebradillas confirmation drilling and of course the La Blanca project. Also included in this ongoing work to increase the resources involves the development of new ramps or the rehabilitation of older ones where necessary. This ongoing ramp development, however, will be dealt with in a separate chapter below.

In order to establish a core library but also for witness purposes, two photographs were taken from the mineralized part of each diamond drill hole core of every project. The first photo represents a perpendicular view of the core to better appreciate the type of mineralization, color, etc. The second view is taken obliquely so that the sample intervals are clearly visible for verification and other purposes deemed necessary. Not all boxes fit in one photo and for this reason several photos may represent the entire mineralized part. In order to interpret the photos, both perpendicular and oblique views, they are named in the following way: Diamond drill hole name such as LR-01 fa-xxx, LR-01 fb-xxy, LR-fc-xxz, and so on depending on the number of boxes involved or in other words the thickness of the mineralized section. The three numbers xxx to xxz should be ignored because they are the sequence numbers of the camera. All drill hole photos will be copied onto a compact disc and attached to the hard copy of the report. Photo 3 shows the sulphide mineralization in LB-06 at a depth of ± 190 m (at the drill site).

To the knowledge of the author, no systematic or extensive drill program was ever carried out on the property until June 2005 when an extensive diamond drill program was initiated, and which is still in

progress. This drill program started in June with one diamond drill and focused on the La Rosa or Santa Rosa area. The term ddh has been used to indicate a diamond drill hole in general. To indicate a specific ddh its brief name will be used such as ddh LR-1.

At present six diamond drill rigs (Longyear 38 and 44) are coring on the La Parrilla property in various areas. Drilling is carried out mainly by the Mexican company CAUSA.

### 1. La Rosa Diamond Drilling

The information on the La Rosa project only serves the purpose of refreshing the actual situation. La Rosa will only be mentioned when considering the total current resources of the La Parrilla project.

All diamond drilling on the La Rosa project or ore shoot Nr. 3, has been dealt with in the previous La Parrilla reports Nr. 2 and Nr. 3 (Helsen, Sep 6,'06; Helsen, Mar 27, '06). A total of 30 ddh's were collared with a total core length of 5,831.22 m. The La Rosa drill program was carried out on a drill grid system which runs in an easterly direction starting with cross Section 0-0' to Section 9-9' eastwards. In other words Section 0-0' may be considered as the centre-line dividing the western grid half from the eastern grid half. The western half of this drill grid continues along the extension of the longitudinal axis used initially on the La Rosa grid to explore and define the ore shoot 3. This western grid half was established to drill under Ore Shoots Nr. 1 and Nr. 2 below Level 9. The sections on the combined drill grids are laid out at intervals of 50 meters. The sections of the western half of the grid are marked as Section 1W-1'W, etc. increasing towards the west up until Section 22W-22'W.



Photo 2. View of the oxide circuit and the tailings pond at the La Parrilla mine site (Looking towards the east).




W
E
MINA LA
INFERRED ORE
ORE SHOOT 1
ORE SHOOT 2
POTENTIAL
POTENTIAL
LA BLANCA




Figure 5. Western half of the Long. Section La Blanca-Rosarios-La Rosa vein system with most of the new drill indicated resources. The complete Figure 5 is attached to this report.

## 2. Los Rosarios Diamond Drilling

Diamond drilling on the Los Rosarios project continues. In the last La Parrilla report Nr. 3 the ddh's RO-01 to RO-20 excepting ddh RO-19 were discussed and resources calculated. For ddh RO-19 no analytical results were available yet. Consequently, ddh RO-19 and the ddh's RO-21 to the last available hole will be considered in this report Nr. 4. Table 4 gives a breakdown of the ddh's collared during the first and second phases. A total of 30 holes were collared in the two phases with a total of some 11,038.40 m of diamond drill core.

The purpose of the drill program in the Los Rosarios mine area consists of the investigation of the open mineralization potential in ore shoots 1 and 2 at depth and west of the Ore Shoot 3. Details of this drill program are reported below.

Table 4. Some characteristics of new drill holes on the Los Rosarios drill grid and projected holes.

| Cross Section. | D.D.H. | Inclination | Length in m. | Coordinates X | Coordinates Y | Assigned Block |
|---|---|---|---|---|---|---|
| 1W-1W' | RO-26 | -68° | 348.90 | 591670.5 | 2625083.3 | RO-26 |
| | RO-27 | -74° | 356.20 | 591670.5 | 2625083.1 | RO-27 + 27A |
| 2W-2W' | RO-28 | -64° | 395.00 | n.a. | n.a. | Data pending |
| | RO-29 | -71° | 437.90 | n.a. | n.a. | In progress |
| 3W-3W' | RO-31 | n.a. | n.a. | n.a. | n.a. | Projected |
| | RO-32 | n.a. | n.a. | n.a. | n.a. | Projected |
| 4W-4W' | RO-33 | n.a. | n.a. | n.a. | n.a. | Projected |
| 5W-5W' | RO-19 | - 56 ° | 179.00 | 591488.3 | 2625168..29 | RO-19 |
| | RO-34 | n.a. | n.a. | n.a. | n.a. | Projected |
| 6W-6W' | RO-21 | - 63° | 319.60 | 591435.4 | 2625168..2 | RO-21 |
| | RO-39 | n.a. | n.a | n.a. | n.a. | Projected |
| 9W-9W' | RO-23 | -58° | 352.80 | n.a. | n.a. | None |
| 10W-10W' | RO-22 | -59° | 405.70 | n.a. | n.a. | None |
| 13W-13W' | RO-24 | -60° | 316.25 | 591670.5 | 2625083.3 | RO-24 |
| | RO-25 | -67° | 377.25 | n.a. | n.a. | None |
| ?? | RO-30 | n.a. | 429.00 | n.a. | n.a. | Data pending |
| **Total ddh:** | **11 ddh's** | **Total meters:** | **4,117.95** | | | |
| **Grand Total of two phases** | | | **11,038.40** | | | |

Cross Section 1W-1W' (Fig. 7):
On this section occur the ddh's RO-09, RO-12, RO-16, RO-26 and RO-27. The following drill indicated resource blocks RO-09, RO-12, RO-16 have already been assigned in the previous drill program. In the current program a drill indicated resource block RO-26 was assigned to this ddh. The block contains 85,725 tonnes with 274 g/t Ag. Two drill indicated blocks were assigned to ddh RO-27. Block RO-27 contains 15,347 tonnes with 124 g/t Ag and Block RO-27A contains 31,374 tonnes with 466 g/t Ag.

Cross Section 5W-5W' (Fig. 11):
Ddh RO-19 occurs on this section with ddh RO-02. The resource blocks assigned to RO-02 have been reported previously. The corresponding resource block to ddh RO-19 contains 5,527 tonnes with a grade of 141 g/t Ag.

Cross Section 6W-6W' (Fig. 12):
On this section occur three completed ddh's: OR-20, OR-21, and OR-05. Resource blocks were assigned to ddh's OR-05 and OR-20 previously. Ddh OR-21 is a new hole with a resource block OR-21 assigned which contains 58,419 tonnes at 135 g/t Ag.

Cross Section 13 W-13W' (Fig. 15):
Two ddh's occur in this section being ddh's RO-24 and RO-25. A resource block was assigned to ddh RO-24 which contains 30,644 tonnes with a grade of 100 g/t Ag.

### 3. La Blanca Diamond Drilling

Eleven holes have been completed on the La Blanca project so far but for only 5 ddh's did the analytical results arrive and have the resources been calculated. For ddh LB-06 some results have been received but the analyses deeper down the hole are still pending.

Table 5. Some characteristics of the La Blanca diamond drill holes.

| Cross Section. | D.D.H. | Inclination | Length in m. | Coordinates X | Coordinates Y | Assigned Block |
|---|---|---|---|---|---|---|
| 19W-19W' | LB-01 | - 52° | 214.10 | 590782.77 | 2625270.79 | LB-01 T-1 and T-2 |
| | LB-02 | - 69° | 280.00 | 590782.77 | 2625270.79 | LB-02 T-1 and T-2 |
| 20W-20W' | LB-03 | - 50° | 325.45 | 590732..5 | 2625282.40 | LB-03 T-1 and T2 |
| | LB-04 | - 61° | 341.40 | 590732..5 | 2625282.40 | LB-04 T-1, T-2 and T-3 |
| | LB-05 | - n.a. ° | 383.60 | 590732..5 | 2625282.40 | LB-05 |
| | LB-08 | n.a. | 492.45 | n.a. | n.a. | n.a. |
| 21W-21W' | LB-06 | - 52° | 366.60 | n.a. | n.a. | Ddh compl.-Data pend. |
| | LB-07 | - n.a. ° | 446.15 | n.a. | n.a. | Ddh compl.-Data pend. |
| | LB-09 | - 80° | 540.70 | n.a. | n.a. | Ddh compl.-Data pend. |
| 22W-22W' | LB-10 | - 50° | n.a. | n.a. | n.a. | Ddh compl.-Data pend. |
| | LB-11 | - 75° | 273.95 | n.a. | n.a. | Ddh compl.-Data pend. |
| **Total ddh:** | **11** | **Total meters:** | **3,664.40*** | | | |

* Without data from ddh's LB-10

A discussion of the sections is given below. At least three ddh's are collared from the same site on each section for the time being because of the two types of mineralization i.e. 1.) as replacement in the limestones higher up in the ddh and 2.) as mineralization in the La Rosa-Rosarios vein system which continues to the west. Several holes have more than one assigned resource block. Differentiation between several blocks is indicated as T-1 or T-2 meaning Tramo 1 or block LB-01 T-1.

Cross Section 19W-19W' (Fig. 16)
This section occurs just west of the plant operation and offices. The two holes of this section are LB-01 and LB-02. Two resource blocks were assigned to Ddh LB-01 and ddh LB-02 each. The replacement mineralization is frequently associated with granodiorite sills whereas the mineralization in the vein is directly associated with the La Rosa-Rosarios vein structure mineralization as explained in the sections on geology and geological model. These features remain rather consistent in the following ddh's as well. For ddh LB-01 the resources for silver are calculated for the respective blocks (T-1 and T-2) as 7,155 tonnes with a grade of 109 g/t Ag and 56,862 tonnes at 170 g/t. The ddh LB-02 contains the following blocks: T-1 with 7,754 tonnes at 166 g/t silver and T-2 with 40,492 tonnes at 98 g/t silver.

Cross Section 20W-20W' (Fig. 17)

On this section the following three holes were collared: ddh LB-03 with two resource blocks, ddh LB-4 with three blocks, and ddh LB-5 with one block. LB-03 contains respectively 5,744 tonnes with 258 g/t Ag in T-1 and 11,487 tonnes with 134 g/t Ag in T-2. LB-04 contains respectively 9,744 tonnes with 92 g/t Ag in T-1, 12,076 tonnes with 53 g/t Ag in T-2 and 229,869 tonnes with 40 g/t Ag in T-3. Ddh LB-08 also belongs to this section. The hole was completed but analytical results are still pending.

Cross Section 21W-21W' (Fig. 18)

The completed holes on this cross section include ddh's LB-06, LB-07, and LB-09. Only for LB-06 part of the analytical results are in but the bulk remains pending.



Photo 3. Mineralized section of ddh LB-06 (± 190 m depth) at the drill site.

**4. Los Oxidos Diamond Drilling**

A total of 17 holes have been drilled. Available characteristics are given in Table 6 below. Of these 17 holes, eight holes have silver values above the cut-off grade. These holes are: ddh's OX-02, OX-03, OX-05, OX-06, OX-07, OX-13, and OX-16. All ddh's cut the main vein structure. The mineralization occurs in a geology consisting predominantly of granodiorite with much lesser amounts of re-crystallized limestone and skarns. The mineralization can obtain widths in the order of meters but the grade values are mostly below the cut-off. For example the ddh OX-17 has two bands of mineralization, one in the vein structure itself and one lower down. The entire hole consists of granodiorite.

Table 6. Some characteristics of the Oxidos diamond drill holes.

| Cross Section. | D.D.H. | Inclination | Length in m. | Coordinates X | Coordinates Y | Assigned Block |
|---|---|---|---|---|---|---|
| 2W-2W' | Ox-01 | - 48° | 38.00 | n.a | n.a. | None |
| | Ox-02 | - 80° | 123.75 | n.a | n.a | OX-02 |
| 3W-3W' | Ox-03 | - 45° | 88.00 | n.a. | n.a. | OX-03 |
| | Ox-04 | - 80° | 166.85 | n.a | n.a | None |
| 4W-4W' | Ox-05 | - 50 ° | 91.10 | n.a. | n.a. | OX-05 |
| | Ox-06 | - 80° | 145.00* | n.a. | n.a. | OX-06 |
| 5W-5W' | Ox-07 | - 50 ° | 87.85 | n.a. | n.a. | OX-07 |
| | Ox-08 | - 80° | 130.10 | n.a. | n.a. | None |
| 6W-6W' | Ox-09 | - 50° | 110.75 | n.a. | n.a. | None |
| | Ox-10 | - 75° | 84.90 | n.a. | n.a. | None |
| 7W-7W' | Ox-11 | - 50° | 64.45 | n.a. | n.a. | None |
| | Ox-12 | -70° | 52.65 | n.a. | n.a. | None |
| 8W-8W' | Ox-13 | -40° | 70.20 | n.a. | n.a. | OX-13 |
| | Ox-14 | -80° | 93.45 | n.a. | n.a. | None |
| 9W-9W' | Ox-15 | -40° | 86.35 | n.a. | n.a. | None |
| | Ox-16 | - 75 ° | 96.00 | n.a. | n.a. | OX-16 |
| 10W-10W' | Ox-17 | - 60 ° | 67.00 | n.a. | n.a. | None |
| **Total ddh:** | **17** | **Total meters:** | **1,529.40*** | | | |

* This hole is estimated from drawing (on screen) to be at least 145 m long.

A summary of the diamond drill program in the ore shoots Nr.1 and Nr.2 sections of the Los Rosarios mine will be discussed per cross section below. Data about the ddh characteristics are summarized in Table 6. Ddh stands for 'diamond drill hole'. Sections 1W-1W' to 7W-7W' cover the Ore shoot Nr. 2 part of the mine whereas the sections from 9W-9W' to the west cover the Ore shoot Nr. 1 part of the mine. All resource blocks are drill indicated resource blocks.

Cross Section 2W-2W' (Fig. 8):
Ddh's OX-01 and OX-02 are on this section. A resource block OX-02 is assigned to this hole which indicates a total of 9,838 tonnes with a silver grade of 495 g/t Ag.

Cross Section 3W-3W' (Fig. 9):
This section contains the ddh's OX-03 and OX-04. A resource block OX-03 was assigned to this ddh with 6,302 tonnes with a grade of 108 g/t Ag.

Cross Section 4W-4W' (Fig. 10):
This section contains ddh's OX-05 and OX-06 both with assigned resource blocks. Resource block OX-05 contains 11,322 tonnes with a grade of 198 g/t Ag. Resource block OX-06 contains 4,946 tonnes with a grade of 153 g/t Ag.

Cross Section 5W-5W' (Fig. 11):
On this section occur the ddh's OX-07 and OX-08 which has values below the cut-off. Only ddh OX-07 has a resource block assigned. OX-07 contains 14,934 tonnes with grade of 116 g/t Ag.

Cross Section 8W-8W' (Fig. 13):
On this section occur the ddh's OX-13 and OX-14 but only OX-13 has values above the cut-off. Two resource blocks were assigned to the ddh OX-13. The first resource block OX-13 contains 10,913 tonnes with a grade of 221 g/t Ag whereas the second block OX-13A contains 6,420 tonnes with a grade of 117 g/t Ag.

Cross Section 9W-9W' (Fig. 14 ):
On this section occur the ddh's OX-15 and OX-16. A resource block has been assigned to OX-16 with 3,102 tonnes with grade of 163 g/t Ag.

The projected ddh's at deeper levels under ore shoots Nr. 1 and Nr.2 will be collared after rehabilitation of the Level 9 and its connection at this level between the two ore shoots. This will involve the ddh's from RO-30 to RO-39.

## 5. San Marcos Diamond Drilling

The previously reported diamond drilling and development work (Helsen, March 26, 2006) consisted of the allocation of drill indicated resource blocks SM-03, SM-04, SM-05, SM-06 and SM-10 as well as the 4 ramp indicated blocks SM-01 to SM-04. Ddh SM-13, although completed was not included because of "pending" analytical results. The total length of all holes collared amount to 3,699.30 m at present. The total length of the ddh's of the current period (report N. 4) amount to 1,600.05 m.

Sometimes exclusions from a 'total" occur. These exclusions or "n.a." are caused by the fact that when a ddh does not pay because of low values or has been aborted or suspended for whatever reason, the hole is considered a loss and of no further interest. Consequently, the resource calculation sheet where several characteristics of the ddh were entered such as coordinates, inclination angle, or the final length of a hole, and even the analytical data may never receive a final update and these data will have to be found elsewhere such as field notes, etc...

Diamond drilling continued on the established San Marcos drill grid which is oriented along a longitudinal axis with a N20°W strike (Fig. 19). The grid is divided into a northwestern half with four cross sections 1NA-1NA', 1N-1N' to 3N-3N'and a southeastern half with six cross sections 1-1' to 6-6'. The two grid halves are separated by a centre 0-0' cross section. The cross sections are at 50 m intervals. A new cross section 1A-1A' was established to make all intervals equal to 50 m.

Table 7. Characteristics of the diamond drill holes collared on the San Marcos Project.

| Cross Section. | D.D.H. | Inclination | Length in m. | Coordinates X | Coordinates Y | Assigned Block |
|---|---|---|---|---|---|---|
| 3N-3N' | - | - | - | - | - | - |
| 2N-2N' | SM-13 | - 55° | 152.85 | n.a. | n.a. | SM-13 and SM-13A |
| | SM-20 | n.a. | 206.90 | n.a | n.a | Completed / data pending |
| | SM-19 | -66° | 144.20 | n.a. | n.a | Completed / data pending |
| 1N-1N' | SM-06 | - 60° | 171.65 | 592376.6 | 2624366.5 | SM-06 |
| | SM-17 | -75° | 169.60 | n.a | n.a. | SM-17 |
| 1NA-1NA' | SM-12 | n.a. | 106.55 | n.a. | n.a. | Abandoned / old workings |
| | SM-18 | -61° | 175.55 | n.a. | n.a. | SM-18 |
| | SM-21 | -73° | 206.25 | n.a. | n.a. | In progress |
| 0-0' | SM-05 | -50° | 212.15 | 592437.8 | 2624289.5 | SM-05 |
| | SM-22 | -65° | n.a. | n.a. | n.a. | Projected |
| | SM-23 | n.a | n.a. | n.a. | n.a. | Projected |
| 1A-1A' | SM-15 | -62° | 213.95 | n.a. | n.a. | SM-15 and SM-15A |
| 1-1' | SM-14 | -67° | 220.00 | n.a. | n.a. | None |
| 2-2' | SM-01 | - 52° | 99.00 | n.a. | n.a | Abandoned / old workings |
| | SM-10 | - 59° | 227.30 | n.a. | n.a. | SM-10, -10A |
| | SM-16 | -61° | 110.75 | n.a. | n.a. | Abandoned / old workings |
| 3-3' | SM-02 | - 52° | 105.46 | 592545.2 | 2624064.2 | Abandoned / old workings |

| Cross Section. | D.D.H. | Inclination | Length in m. | Coordinates X | Coordinates Y | Assigned Block |
|---|---|---|---|---|---|---|
| | SM-04 | - 51° | 212.15 | 592577.0 | 2624129.0 | SM-04, -04A |
| 4-4' | SM-08 | - 50° | 139.50 | 592545.5 | 2624064.2 | None |
| | SM-09 | - 65° | 201.00 | 592545.5 | 2624064.2 | None |
| 5-5' | SM-03 | - 55° | 138.65 | 592551.3 | 2624013 | SM-03 |
| | SM-07 | - 55° | 207.00 | 5925598.3 | 2624030.3 | None |
| 6-6' | SM-11* | -55° | 381.00 | n.a. | n.a. | None |
| **Total ddh:** | **21** | **Total meters:** | **3,699.30** | | | |

* Ddh SM-11 is not plotted on the available San Marcos Long. Section.

A brief description of the sections with newly drilled holes is given below. The new holes discussed in this report are the ddh's SM-13 to SM-21.

<u>Cross Section 2N-2N' (Fig. 21):</u>
In this section are three new ddh's: Ddh SM-13, SM-20 and SM-19. Data are pending for the last two holes. Ddh SM 13 indicated two resource blocks: SM-13 which contains 5,461 tonnes with 165 g/t Ag and SM-13A also with 5,461 tonnes and a grade of 208 g/t Ag.

<u>Cross Section 1N-1N' (Fig. 22):</u>
In this section occur the ddh's SM-06 and SM-17 which both resulted in drill indicated resource blocks. RO-17 contains two blocks: drill indicated resource block RO-17 with 13,279 tonnes with a grade of 486 g/t Ag and RO-17A with 16,547 tonnes with a grade of 226 g/t Ag.

<u>Cross Section 1NA-1NA' (Fig. 23):</u>
In this section occur the ddh's SM-12, SM-18, and SM-21. Ddh SM-12 was abandoned because of old workings. The drill indicated resource block SM-18 contains 34,200 tonnes with a grade of 311 g/t Ag. Ddh SM-21 is currently being drilled or has been completed with results pending.

<u>Cross Section 1A-1A' (Fig. 24):</u>
In this section only one ddh has been drilled. Two resource blocks were assigned. These are SM-15 with a tonnage of 13,444 tonnes and a grade of 215 g/t Ag and the block SM-15A with 9,307 tonnes and a grade of 612 g/t Ag.

<u>Cross Section 1-1':</u>
In this section ddh SM-14 was drilled but no resource block has been assigned because of low values No figure is attached.

<u>Cross Section 2-2':</u>
In this section occur two old holes, SM-01 and SM-10 (two blocks SM-10 and SM-10A) and the new ddh SM-16 which was abandoned because of old workings. No figure is attached because ddh SM-10 was reported in Report 3.

Four ddh's in total were abandoned because of old workings. These old workings extended beyond the expected area as seen from the spread of these holes.

## 6. San Nicolás Diamond Drilling

The San Nicolás vein system occurs in the southern part of the FMSC La Parrilla Property. So far, little work was carried out on the San Nicolás project until recently. A diamond drill grid was drawn on an old San Nicolás concession map. This map, however, is not available to the author at present and a compilation map is in progress. A NW-SE longitudinal section gives the location of the four ddh's SN-01 to SN-04 (Figure 25). Available information will be given in the relevant Cross Sections. The total length of the first 4 holes is 1,139.25 m.

The Core of the ddh's SN-01 and SN-02 were photographed.

Table 8. Characteristics of the diamond drill holes collared on the San Nicolás Project.

| Cross Section. | D.D.H. | Inclination | Length in m. | Coordinates X | Coordinates Y | Assigned Block |
|---|---|---|---|---|---|---|
| 1-1' | CRM-07 | - | - | - | - | -No information available |
| 2-2' | SN-02 | - 61° | 273.70 | n.a. | n.a. | SN-02 |
| 3-3' | SM-01 | -58° | 334.15 | n.a | n.a | None |
| 4-4' | SN-03 | -68° | 311.65 | n.a. | n.a | None |
| 4-5' | SN-04 | -74° | 219.80 | n.a. | n.a. | None |
| **Total** | **4** | | **1,139.25** | | | |

Cross Section 1-1':
On this section occurs the ddh of the Consejo de Recursos Minerales of Mexico but no information is available to the author.

Cross Section 2-2' (Fig. 26):
Ddh SN-02: a resource block SN-02 was assigned containing 11,011 tonnes with a grade of 367 g/t Ag.

Cross Section 3-3':
Ddh SN-01 was completed but the analytical values are below the cut-off and consequently no resource block was assigned.

Cross Section 4-4':
Ddh SN-03: This ddh was completed while visiting the drill site. The San Nicolás vein was cut from 113.80 m to 121.90 m. The values are below the cut-off.

Cross Section 5-5':
Ddh SN-04 is the last ddh completed. Analytical results are below the cut-off.

## 7. San José de los Muertos Diamond Drilling

The San José de los Muertos project, or in short San Jose, is located on the same NW-SE structure that connects with San Marcos and San Nicolás. At present it is a lower priority project like San Nicolas, in comparison to the various projects associated with the Blanca-Rosarios-Rosa Vein system on the one hand and the Quebradillas or Grupo Mexico areas on the other hand.

Four ddh's were collared but data are pending for all holes which are SJM-01 to SJM-04.

Table 9. Characteristics of the diamond drill holes collared on the San José de los Muertos Project.

| Cross Section. | D.D.H. | Inclination | Length in m. | Coordinates X | Coordinates Y | Assigned Block |
|---|---|---|---|---|---|---|
| 1-1' | SJM-01 | -56° | 172.95 | n.a. | n.a. | Completed / Data pending |
| | CRM-03* | n.a. | n.a. | n.a. | n.a. | No additional info available |
| 2-2' | SJM-02 | - 55° | 143.25 | n.a. | n.a. | Completed / data pending |
| | SJM-05 | -67° | n.a. | n.a. | n.a. | Projected |
| 3-3' | SJM-03 | -58° | 102.60 | n.a | n.a | Completed / data pending |
| | SJM-04 | -71° | 320.70 | n.a. | n.a | Completed / data pending |
| Total | 4 | | 739.50 | | | |

Longitudinal section (Fig. 27):
On this section the first ddh of the project, SJM-01, was collared and reached a depth of 172.95 m. The San José vein was cut at ± 99 m and encountered mineralization over ± 5 m. Under the San José vein three other mineralized sections, each of ± 2 m were cut. These sections are associated with skarns. All four mineral, + skarn bands occur within a 63 m section of mostly Indidura limestones.

In this cross section occurs also the ddh CRM-03 of the Consejo de Recursos Minerales with a value given of 341 g/t Ag, 3.5 %Pb and 5.6%. It should be kept in mind that these values although interesting are historic data. The author did not do sufficient work to confirm this information and under the guidelines and rules of the National Instrument NI-43-101 should not be relied upon.

## 8. Quebradillas Diamond Drilling

As mentioned above, the diamond drilling programs on the La Parrilla Unit are shifting from the La Rosa-Los Rosarios-La Blanca vein system to the Quebradillas area and several drill rigs have already moved or are being moved at the time of writing. Table 10 gives the FMSC projected and drilled holes and the Grupo México (GM) holes. Three twinning ddh's have been completed on the geological section 5240 N but not fully updated. One ddh Q-1 lies between the GM ddh's P-30 and P-11 and has an approximate length of 250 m The second ddh Q-2 lies between the GM ddh's P-11 and P-14. The third ddh Q-3 has not been drawn yet on this section. More information at this time is not available. Two exploration ddh's have just been started in the Recuerdo area (Section 5120 N). Data are pending for all holes. No resource blocks can be mentioned yet. The geological sections are oriented West-East, looking North.

With regard to the Las Vacas area two geological sections, 11900 have been digitized but no immediate diamond drilling program has been projected yet. The geological sections are oriented in a NE 72° SW

direction, looking NW and numbered as 11900 and 11956. No sections of the Quebradillas project have been attached yet because they are in a preliminary state.

Table 10. Drilled and projected diamond drill holes in the Quebradillas area.

| Geological Section | Project Area | FMSC Proposed and drilled ddh's | Grupo Mexico Drilled Holes |
|---|---|---|---|
| 5020 N | Near San Nicolás | Q-23 | P-36, P-37, P-28, P-32, P-39, P-42 |
| 5060 N | Recuerdo-La Luz | Q-20,Q-19, Q-18, Q-17, Q-16 | P-22, P-25, P-45 |
| 5120 N | El Recuerdo | Q-15, Q-14, Q-13, Q-12, Q-11, Q-10 | P-19, P-23, P-37, P-37-1 |
| 5180 N | El Recuerdo? | Q-8, Q-7, Q-6, | P-8, P-9, P-29, P29A |
| 5200 N | | n.a. | P-13, P-15, P-10, P-12, P-5, P-6, P-31 |
| 5240 N | | Q-1, Q-2, Q-3 (drilled) | P-14, PRV-1, PRV-2, P-30, P-35, P-40 |
| 5270 N | Víboras ramp | n.a. | P-47 |
| Total | | 3 ddh's completed | |

## RAMP DEVELOPMENT

No significant ramp development work was carried out during the period covering the present La Parrilla report Nr. 4. Rehabilitation of the Level 9 access in order to prepare the area for diamond drilling from this level is underway but no significant systematic sampling was carried since the last report. Eventually the Level 9 access in the ore shoot Nr. 1 will be extended towards the Ore shoot Nr. 2 and then to the La Rosa ore shoot Nr.3 for mining purposes and deep diamond drilling.

Obviously, new ramps are planned or have already been started as in the case of San Marcos in order to gain access from the surface at section 2N-2N' in the northern half of the surface grid to the central area of the ore shoot Nr. 1 and the resource blocks to the north.

Since no significant sampling generally associated with ramp and other development was carried out and no resource blocks could be assigned. Consequently no further discussion of the various projects is considered necessary.

## SAMPLING METHOD AND APPROACH

The present author checked carefully the data and most calculations if not all. Where discrepancies appear to exist they have been corrected as deemed necessary and after consultation with the geologist responsible for the work done. Small discrepancies, however, do exist between the results of two authors. One author may use a different way of using decimals and rounding-off values as compared to another author, which may result in small discrepancies. Such discrepancies, however, are generally minor and consequently of little or no concern.

### Sampling method

Because little or no new sampling was carried out in ramps or development works this topic will not be discussed at this time. The major sampling consisted of the recovery, preparation, and shipment of the diamond drill core obtained on the various projects.

Following the common procedure as used in Canada, the core is cut in half with a diamond saw and prepared for shipment to the rock preparation laboratory (drying, crushing, pulverizing) (250 gr pulp sample) of BSI Inspectorate de México in Durango. BSI-Inspectorate then forwards the pulps to the analytical labs of BSI-Inspectorate in Sparks, Nevada for a series of analyses including a 30 element ICP analysis, accompanied by a fire assay-gravimetric analysis for silver with values greater than 200 ppm Ag and a FA/AAS or fire assay/atomic absorption spectrometry method for gold. More details are given in the flow chart below with regard to the analytical procedure.

Duplicate samples (± 10 %) are collected for quality control purposes and are dealt with according to each project.


4 kg initial sample to be dried, and reduced to >80% -10 mesh (2 mm)
with jaw crusher and roll mill
One sub sample of 250 to 300 g obtained with Jones splitter
Pulverization to >90% -150 mesh (106 µ) with Labtech LM2 pulverizing mills.
Note: clean tested sand is used to avoid contamination between samples
During the pulverization process
Pulps are sent to BSI-Inspectorate, Sparks, Nevada for analytical analyses.
After optimal acid digestion, a routine 30 element ICP analysis
follows + Ag/Au by fire assay/atomic absorption spectroscopy.
In case of values obtained marked greater than or over-limit, these
samples will be redone with assay grade procedures.
Ag > 200 ppm: redone with FA/gravimetric analysis
Pb, Zn, & Cu > 10,000 ppm: A.R. digestion/

**Flow Chart of the Sample Procedure of BSI-Inspectorate in Durango and Sparks, Nevada**

At present FMSC is using BSI-Inspectorate in Durango and its analytical Laboratories in Nevada. A standard turn-around time for Au/Ag FA-AA and gravimetric finish analysis is set to be 11 to 12 calendar days after the samples have been received by the sample prep lab in Durango. The ICP-AES multi-element (32) package will follow 2 to 3 days later. Over-limit assays, for Ag, Au, Cu, Pb, and/or Zn will be reported 2 to 3 days later. In fact, frequently the turn-around time is longer and can reach up to twice as long as advertised, a fact now prevalent in the entire industry
The samples are picked up by BSI-Inspectorate in Durango on request. Secure access to the BSI-Inspectorate data base "Analyst" is available to previously authorized people. This data base, however, was not used at the La Parrilla mine site because of a lack of access to the internet. The methods to be used are given in the table below.

Table 11. Characteristics of assays as detailed by BSI Inspectorate Laboratories.

| Element | Sample Size | Method | Detection Limit |
|---|---|---|---|
| Au and Ag | 1 assay - ton | FA gravimetric | Au: 0.005 oz/ton<br>Ag: 0.5 oz/ton |
| Cu, Pb, Zn | 2 gr | Aqua Regia/AA | 1 – 10,000 ppm |
| 30 elements | 2 gr | Aqua Regia /AES | Several/element |

The Quality Assurance Program of BSI Inspectorate meets all established criteria as related to reporting requirements for mining & exploration companies under National Instrument NI-43-101 and is compliant with these practices deemed "best industry" in analytical data generation of mineral samples.

Additional information with regard to quality certification and procedures can be obtained at the BSI Inspectorate's web site www.inspectorate.com.

## DATA VERIFICATION

Data verification on 10% of the samples sent out is carried out on a regular basis and with the best professional approach possible. There are, however, problems which are difficult to correct because the reason for these problems is timing due to the excess load in the various commercial labs. Return on a normal shipment of split core may take up to a month. The split core is shipped to the preparation laboratory as soon as possible. The quarter core for verification purposes is sent at a later date with other verification samples for obvious reasons. Small shipments tend to be delayed for analytical treatment and some samples or shipments have been lost in the process. In order to carry out a duplicate analysis in another lab the pulps have to be requested from BSI-Inspectorate in Nevada which often causes another delay. In order to improve this situation the last batch of verification samples is said to have been analyzed (La Blanca ¼ core samples) at the analytical lab of the La Parrilla mine. The author is expecting to receive these data soon.

Duplicate analyses are outstanding for the La Rosa, Rosarios, and several other projects.

## MINERAL RESOURCES AND MINERAL RESERVES

The calculation of the resources of the various projects within the La Parrilla District will be dealt with, as was done above, per project area involved. A cut-off of 100 g/t Ag is used in all calculations of this report except for the resources of the La Blanca area as detailed below. The present author follows the guidelines as recommended in the National Instrument 43-101 and related documents (NI 43-101, Standards of Disclosure for Mineral Projects. Includes Form 43-101F1 Technical Report, Documents and other related documents) and adheres to the definitions and guidelines of the CIMM (CIM Council, February 2003 (Final Version), Standards and Guidelines for Valuation of Mineral Properties, CIMVAL-Special Committee of the Canadian Institute of Mining, Metallurgy).

Briefly, the resource calculations follow the procedures mentioned in previous reports (J. Helsen, April 17, 2005; March 26, 2006; F. Muñoz Cabral, April, 2004). When in brackets, the text is quoted from Muñoz Cabral (April, 2004).

The resources are calculated mainly from the results obtained by diamond drilling programs and ramp development. The length of the resource blocks are selected based on structural and geological characteristics of the ore deposit.

The blocks will be classified into the following categories:

Measured Resources – the ore body is exposed on two faces (levels) and, therefore there is knowledge reliable enough to allow future production and economic viability planning.

Indicated Resources – the ore body is exposed on one face (level) *over the* whole length, and there is enough density and quality information – not only geological but on the sampling also to allow future production and economic viability planning. In this case an influence of 20 m vertically was given to the blocks except on the "Indicated 1" of the ore shoot 1 where the influence was limited to 10 m due to geological characteristics.

"Inferred Resources" – where included, are the result of part of the mineral body in its whole width not exposed by mining works such as levels and stopes; the whole width is only exposed on some sporadic crosscuts. Such blocks will require future exploration through crosscuts or systematic hole drilling in order to change the blocks category to "Indicated Resources"

The method for the calculation of resources in ramps will not be considered at this time here.

The resources will be mentioned as the last reported resources in the La Parrilla report Nr. 3 and the newly outlined resources for this report. The sum of both resources will be called the Current resources. In this report lead and zinc will be included as silver equivalents where present. The resources will be reported per project first and then combined in a total for the La Parrilla Unit.

The formula used to convert gold into silver equivalents is:

$$\text{Total Ag eqv.(oz)} = \text{Total Ag (oz)} + \text{Total Au (oz)} * \text{Au(\$US/oz)}/\text{Ag(\$US/oz)}$$

Whenever ounces of silver equivalents are given, these values are calculated according to the following formula: Ag eqv oz = (Ag oz. + (Au oz.*570/9.70)). The conservative prices of US$ 570 for gold and US$ 9.70 for silver in the formula are based on quotations during the first week of February, 2006 and used in the previous report (Helsen, March 27, 2006) and kept in the present report for the sake of consistency wherever possible. The values used are given in each table. On the 6th of September, 2006 silver increased to US$ 13.31 and gold to US$ 645.50.

### Mineral Resources per Project

#### 1. La Rosa Resources

No changes have taken place in the La Rosa project with regards to the resources situation since the previous report Nr. 3 (Helsen, Sept. 6, '06). No silver equivalents have been calculated for lead or zinc because the analytical values are low.

Table 12. Total resources of the La Rosa project as calculated for La Parrilla report Nr. 3.

| Resources | Area / work | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated | La Rosa | 423,429 | 3.06 | 340 | 0.09 | 144,162,404 | 37157 | 4,634,925 | 1,194 | 4,705,125 |
| Measured | | 66,835 | 2.40 | 274.49 | 0.05 | 18,345,304 | 3,567 | 589,815 | 115 | 596,563 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (first week of February, '06): silver @ US $9.70/oz and gold @ US$ 570/oz.

#### 2. Los Rosarios Resources

The drill indicated Los Rosarios resources for the La Parrilla report Nr. 3 included the ddh's RO-01 to RO-20 except the ddh RO-19 because pending assays. These resources were calculated for Ag and Au only. Silver equivalents for Pb and Zn were not included. The values are given in Table 13.

Table 13. Total resources of the Los Rosarios as calculated for the La Parrilla report Nr. 3.

| Resources | Drill holes | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag grams | Total Au grams | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Tot. indic | Rosarios | 432,261 | 3.40 | 295 | 0.19 | 127,410,627 | 81,391 | 4,096,344 | 2,617 | 4,250,112 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (date of change not known '06): silver @ US $12.50/oz and gold @ US$ 575/oz.

In the present Jan 2007 report Nr. 4 the newly established drill indicated resources include the ddh's RO-19, RO-21, RO-24, RO-26 and RO-27. The new resources include, apart from Ag and Au, also the silver equivalents for Pb and Zn. Moreover, the previously unreported silver equivalents of Pb and Zn from the previous report Nr. 3 are now included. These results are given in the tables below.

Table 14-A. New drill indicated resources for Ag and Au as calculated for the Los Rosarios report Nr. 4.

| Resources | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated | RO-19 | 5,527 | 0.89 | 141 | 0.14 | 779,293 | 774 | 25,055 | 25 | 26,249 |
| Indicated | RO-21 | 58,419 | 6.76 | 135 | 0.06 | 7,873,238 | 3,213 | 253,130 | 103 | 258,089 |
| Indicated | RO-24 | 30,644 | 4.54 | 100 | 0.14 | 3,052,664 | 4,153 | 98,145 | 134 | 104,554 |
| Indicated | RO-26 | 85,725 | 12.70 | 274 | 0.18 | 23,496,538 | 15,770 | 755,431 | 507 | 779,767 |
| Indicated | RO-27 | 15,347 | 2.03 | 124 | 0.11 | 1,902,638 | 1,716 | 61,171 | 55 | 63,819 |
| Indicated | RO-27A | 31,374 | 4.15 | 466 | 0.19 | 14,621,597 | 6,078 | 470,095 | 195 | 479,475 |
| Tot. Indic | 5 | 227,276 | 5.23 | 207 | 0.14 | 51,742,234 | 31,649 | 1,663,550 | 1,018 | 1,710,357 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (date of price not known, '06): silver @ US $12.50/oz and gold @ US$ 575/oz.

Table 14-B New drill indicated resources for Pb and Zn as calculated for the Los Rosarios report Nr. 4

| Resources | D.D.H. | Pb % | Zn % | US$ Pb/Zn | Tonnes*US$ | Oz Ag equiv (Pb, Zn) | Grand Total oz Ag Equiv.‡ |
|---|---|---|---|---|---|---|---|
| Indic. | RO-19 | 0.15 | 0.03 | 3.76 | 20,756 | 1,661 | 27,909 |
| Indicated | RO-21 | 0.71 | 0.42 | 29.55 | 1,726,289 | 138,103 | 396,162 |
| Indicated | RO-24 | 0.98 | 0.59 | 41.17 | 1.,261,742 | 100,939 | 205,494 |
| Indicated | RO-26 | 115 | 0.09 | 21.62 | 1,853,745 | 148,300 | 928,067 |
| Indicated | RO-27 | 0.19 | 0.14 | 9.17 | 140,794 | 11,264 | 75,083 |
| Indicated | RO-27A | 0.21 | 0.05 | 5.69 | 178,544 | 14,284 | 493,758 |
| Tot. Indic | 5 | 0.59 | 0.25 | | | 492,619 | 2,202,976 |

‡To calculate Pb, Zn in Ag eqv. oz. the following prices (US$) were used (date of price unknown, '06): Ag @ US $12.50/oz ; Pb @0.8/lb; Zn @1.50/lb

In Table 14 the A-part is dedicated to the total Ag+Au silver equiv. whereas the B-part is dedicated to the Ag equivalents for Pb+Zn. In the last column of part-B, however, the column 'Grand Total' represents the combination or sum of the 'Oz Ag equivalents' of part A (Ag+Au) with the 'Ag equiv (Pb+Zn)' of part B. The comments for the two parts A and B in Table 14 are valid for similar tables below.

The combination of the drill indicated resources of reports Nr. 3 and Nr. 4 for Pb+Zn Ag equivalents amount to 9,977,061oz of silver. The comments made for the two parts A and B above are valid for Table 15 as well.

Table 15-A. Total current drill indicated resources of the Los Rosarios project for Ag+Au equiv.

| Resources | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated | 27 | 811,562 | 4.70 | 218 | 0.16 | 193,300,131 | 131,588 | 6,214,739 | 4,231 | 6,417,811 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (date of price not known, '06): silver @ US $12.50/oz and gold @ US$ 575/oz.

Table 15-B. Total current drill indicated resources of the Los Rosarios project for Pb+Zn equiv. and grand total for Ag+Ag eqv. (Au, Pb,Zn)

| Resources | Pb % | Zn % | US$ Pb/Zn | Tonnes*US$ | Oz Ag equiv (Pb, Zn) | Grand Total oz Ag Equiv.‡ |
|---|---|---|---|---|---|---|
| Indicated | 0.73 | 0.76 | | | 3,559,250 | 9,977,061 |

‡To calculate Pb, Zn in Ag eqv. oz. the following prices (US$) were used (date of price unknown, '06): Ag @ US $12.50/oz ; Pb @0.8/lb; Zn @1.50/lb

With the new resources and the inclusion of the silver equivalents of Pb and Zn the current drill indicated resources increased from 4,250,112 (Report 3) oz Ag equivalents to 9,977,060 oz Ag equivalents.

### 3. La Blanca Resources

Work on the La Blanca project was started just at the end of the previous period (Report Nr.3) and for this reason all performed drilling is dealt with in this report. Eleven ddh's were completed but drill indicated resources were calculated only for the first five holes. In the La Blanca project a lower cut-off value (<100g/t) for silver in some holes was accepted for the resource calculations because of considerations with regard to mining this area as a low grade/high tonnage area.

Because of the fluctuating market prices for Au, Ag, Pb, Zn, and Cu several prices have been used, although at the start of the resource calculations for Ag and Ag equivalents for Au a lower price (first week of February, '06: silver @ US $9.70/oz; gold @ US$ 570/oz) was taken as exemplified in the La Rosa calculations. A lower and more conservative price was taken to reduce the effect of this fluctuation among other reasons. The following metal prices (in $US) were used for the resource calculation in the La Blanca area: Au @ 600.00; Ag @ 12.00; Pb @ 0.70; Zn @ 2.00. The prices used for calculations are also given at the bottom of the tables.

Table 16-A. La Blanca drill indicated resources of Ag and Ag eqv. for Au.

| Resource | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated | LB-01 T1 | 7,155 | 1.06 | 109 | 0.09 | 782,757 | 630 | 25,166 | 20 | 26,323 |
| Indicated. | LB-01 T2 | 56,862 | 8.42 | 170 | 0.04 | 9,658,809 | 2,181 | 310,538 | 70 | 314,545 |
| Indicated. | LB-02 T1 | 7,754 | 1.15 | 166 | 0.06 | 1,287,686 | 432 | 41,400 | 14 | 42,194 |
| Indicated. | LB-02 T2 | 40,492 | 6.00 | 98 | 0.12 | 3,955,207 | 4,900 | 127,163 | 158 | 136,165 |
| Indicated. | LB-03 T1 | 5,744 | 0.85 | 258 | 0.22 | 1,418,848 | 1,264 | 47,642 | 41 | 49,964 |
| Indicated. | LB-03 T2 | 11,487 | 1.70 | 134 | 0.06 | 1,536,987 | 712 | 49,415 | 23 | 50,724 |
| Indicated. | LB-04 T1 | 9,744 | 3.21 | 92 | 0.00 | 896,988 | - | 28,839 | - | 28,839 |
| Indicated. | LB-04 T2 | 12,076 | 3.58 | 53 | 0.00 | 642,272 | - | 20,650 | - | 20,650 |
| Indicated. | LB-04 T3 | 229,869 | 34.05 | 40 | 0.00 | 9,235,007 | - | 296,912 | - | 296,912 |
| Indicated. | LB-05 | 55,420 | 8.21 | 76 | 0.01 | 4,205,400 | 587 | 135,207 | 19 | 136,285 |
| Tot. Indic | 5 | 436,603 | 6.82 | 77 | 0.02 | 33,682,961 | 10,706 | 1,082,932 | 660 | 1,102,600 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used: silver @ US $12.50/oz and gold @ US$ 600.00/oz.

Table16-B La Blanca drill indicated resources of Pb and Zn in Ag equiv.

| Resources | D.D.H. | Pb % | Zn % | US$ Pb/Zn | Tonnes*US$ | Oz Ag equiv (Pb, Zn) | Grand Total oz Ag Equiv. ‡ |
|---|---|---|---|---|---|---|---|
| Drill Indic. | LB-01 T1 | 3.98 | 0.69 | 66.53 | 476,004 | 45,334 | 71,657 |
| Drill Indic. | LB-01 T2 | 1.89 | 0.82 | 47.98 | 2,728,299 | 259,838 | 574,383 |
| Drill Indic. | LB-02 T1 | 4.04 | 2.64 | 131.66 | 1,020,842 | 97,223 | 139,417 |
| Drill Indic. | LB-02 T2 | 1.89 | 1.18 | 56.67 | 2,416,320 | 230,126 | 366,291 |
| Drill Indic. | LB-03 T1 | 2.70 | 0.22 | 37.00 | 212,538 | 20,242 | 70,206 |
| Drill Indic. | LB-03 T2 | 1.38 | 0.65 | 36.69 | 421,509 | 40.144 | 90,867 |
| Drill Indic. | LB-04 T1 | 2.17 | 0.45 | 38.94 | 379,437 | 36,137 | 64,976 |
| Drill Indic. | LB-04 T2 | 1.14 | 0.94 | 43.72 | 527,935 | 50,280 | 70,929 |
| Drill Indic. | LB-04 T3 | 1.08 | 1.53 | 62.39 | 14,340,719 | 1,365,783 | 1,662,695 |
| Drill Indic | LB-05 | 1.26 | 1.25 | 55.09 | 3,053,018 | 290,764 | 427,048 |
| | 5 | 2.15 | 1.04 | | | 2,435,869 | 3,538,469 |

‡ To calculate Ag equivalents for Pb and Zn in Ag eqv. oz. the following prices were used: silver @ US $12.50/oz; Pb @ 0.80/lb; Zn @ 2.00/lb

Table 17-A. Total current drill indicated resources of Ag and Ag eqv. for Au in the La Blanca area.

| Resource | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated | 5 | 436,603 | 6.82 | 77 | 0.02 | 33,682,961 | 10,706 | 1,082,932 | 660 | 1,102,600 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used: silver @ US $12.50/oz and gold @ US$ 600.00/oz.

Table 17-B Total current drill indicated resources of Pb and Zn in Ag equivalents for the La Blanca area.

| Resources | D.D.H. | Pb % | Zn % | US$ Pb/Zn | Tonnes*US$ | Oz Ag equiv (Pb, Zn) | Grand Total oz Ag Equiv. ‡ |
|---|---|---|---|---|---|---|---|
| Drill Indic. | 5 | 2.15 | 1.04 | | | 2,435,869 | 3,538,469 |

‡ To calculate Ag equivalents for Pb and Zn in Ag eqv. oz. the following prices were used: silver @ US $12.50/oz; Pb @ 0.80/lb; Zn @ 2.00/lb

## 4. Los Oxidos Resources

No previous work was carried out except some exploratory sampling as reported in previous reports. The oxides occur in the upper parts of the ore shoots Nr. 1 and 2. Some very high values were obtained in old workings during an orientation sampling program at the start up of the La Parrilla mine (2004-2005). These results produced high hopes for the oxide zone generally called "oxides". The completed diamond drilling in the oxides was therefore somehow a disappointment with regard to the size of this project. Out of 17 ddh's, 7 ddh's have drill indicated resource blocks assigned (Table 18). The assay results for Pb and Zn are to low to be included in the resources as silver equivalents.

Table 18. The Oxides drill indicated resources of Ag and Ag eqv. for Au.

| Resource | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated | OX-02 | 9,838 | 2.76 | 495 | 0.06 | 4,870,114 | 637 | 156,578 | 20 | 157,781 |

| Resource | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated. | OX-03 | 6,302 | 0.93 | 108 | 0.07 | 680,580 | 416 | 21,881 | 13 | 22,667 |
| Indicated. | OX-05 | 11,322 | 1.68 | 198 | 0.03 | 2,246,295 | 328 | 72,220 | 11 | 72,840 |
| Indicated. | OX-06 | 4,946 | 0.64 | 153 | 0.07 | 756,776 | 322 | 24,331 | 10 | 24,938 |
| Indicated. | OX-07 | 14,934 | 2.13 | 116 | 0.00 | 1,736,526 | - | 55,831 | - | 55,831 |
| Indicated. | OX-13 | 10,913 | 1.62 | 221 | 0.01 | 2,414,147 | 109 | 77,617 | 4 | 77,823 |
| Indicated. | OX-13 A | 6,420 | 0.95 | 117 | 0.00 | 751,097 | - | 24,148 | - | 24,148 |
| Indicated. | OX-16 | 3,102 | 0.40 | 163 | 0.00 | 505,701 | - | 16,259 | - | 16,259 |
| Total Ind. | 7 | 67,777 | 1.40 | 206 | 0.03 | 13,961,235 | 1,812 | 448,864 | 58 | 452,287 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (date of price not known, '06): silver @ US $12.50/oz and gold @ US$ 575/oz.

Table 19. Total new drill indicated resources in the Oxides area

| Resource | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated | 7 | 67,777 | 1.40 | 206 | 0.03 | 13,961,235 | 1,812 | 448,864 | 58 | 452,287 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (date of price not known, '06): silver @ US $12.50/oz and gold @ US$ 575/oz.

## 5. San Marcos Resources

The previous work as reported in the La Parrilla report Nr. 3 is given in Table 20.

Table 20. Total indicated resources for the San Marcos area as previously reported in Report Nr. 3.

| Resource | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Tot. Indic. | 12 | 104,408 | 2.48 | 423 | 0.10 | 44,188,983 | 10,814 | 1,420,707 | 347 | 1,441,137 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (first week of February, '06): silver @ US $9.70/oz and gold @ US$ 570/oz.

Only four ddh's located new drill indicated resource blocks out of a total of nine ddh's collared. Two ddh's showed data below the cut-off and assays are still pending for three ddh's.

Table 21. New drill indicated resources of Ag and Au for the San Marcos area.

| Resources | D.D.H. | Tonnes | Width (m) | Ag g/t | Au g/t | Ag grams | Au grams | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Indicated | SM-13 | 5,461 | 0.81 | 165 | 0.03 | 901,065 | 137 | 28,969 | 5.3 | 29,279 |
| Indicated | SM-13A | 5,461 | 0.81 | 208 | 0.02 | 1,135,888 | 109 | 36,520 | 3.5 | 36,726 |
| Indicated | SM-15 | 13,444 | 1.99 | 215 | 0.11 | 2,890,460 | 1,479 | 92,930 | 47.6 | 95,724 |
| Indicated | SM-15A | 9,307 | 1.38 | 612 | 0.14 | 5,695,884 | 1,303 | 183,127 | 41.9 | 185,588 |
| Indicated | SM-17 | 13,279 | 1.84 | 486 | 1.63 | 6,453,594 | 21,645 | 207,488 | 696 | 248,381 |
| Indicated | SM-17A | 16,547 | 2.45 | 226 | 0.03 | 3,739,622 | 496 | 120,231 | 16 | 121,169 |
| Indicated | SM-18 | 34,200 | 5.02 | 311 | 0.18 | 10,636,200 | 6,156 | 341,962 | 198 | 353,592 |
| Tot. Indic. | 4 | 97,699 | 2.04 | 318 | 0.31 | 31,452,713 | 31,352 | 1,011,227 | 1,008 | 1,070,460 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (first week of February, '06): silver @ US $9.70/oz and gold @ US$ 570/oz.

Table 22. Total current resources of San Marcos (combined report Nr..3 & new resources report Nr.4).

| Resource | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Tot. Indic. | Rep. Nr. 3 | 104,408 | 2.48 | 423 | 0.10 | 44,188,983 | 10,814 | 1,420,707 | 347 | 1,441,137 |
| Tot. Indic. | Rep. Nr. 4 | 97,699 | 2.04 | 318 | 0.31 | 31,452,713 | 31,352 | 1,011,227 | 1,008 | 1,070,460 |
| Grand Tot. | Current | 202,107 | 2.26 | 371 | 0.21 | 75,641,696 | 42,166 | 2,431,934 | 1,355 | 2,511,597 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (first week of February, '06): silver @ US $9.70/oz and gold @ US$ 570/oz.

### 6. San Nicolás Resources

Only one drill indicated resource block resulted from the drilling program (4 ddh's) on the San Nicolás project so far.

Table 23. Total new drill indicated resources on the San Nicolás project.

| Resource | D.D.H. | Tonnes | Width m | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Tot. Indic. | SN-02 | 11,012 | 1.63 | 367 | 0.10 | 4,040,660 | 1,126 | 129,910 | 36 | 132,037 |

‡ To calculate Au and Ag in Ag eqv. oz. the following prices were used (first week of February, '06): silver @ US $9.70/oz and gold @ US$ 570/oz.

### 7. San José de los Muertos Resources

Despite the completed drilling of four ddh's, no drill indicated resources were assigned because of pending assays results.

### 8. Quebradillas Resources

Grupo México calculated the resources (measured, probable and of interest (inferred)) in oxides, sulphides in all areas and tailings at the Las Vacas mine, resulting in its estimate to contain 1,349,000 tonnes with 8.2 million ounces of silver. It should be kept in mind that these data are historic data and that no independent estimates have been made. These estimates under the National Instrument NI 43-101 should not be treated as resources (all categories) and should not be relied upon.

FMSC is currently executing the slow process of digitizing this information and drilling several twinning holes to confirm the reliability of the data available in order to calculate its own independent resources.

Despite the completion of three twinning ddh's, as in the case of San José, no drill resources have been assigned yet because of outstanding assays results.

### Summary of the New Drill Indicated Resources and Current Resources for all Projects

Previous or old indicated and measured resources of the previous report Nr.3 will be combined with the new resources for report Nr. 4 or current report which is all drill indicated resources. The summary of the new drill indicated resources is given in Table 24. Details for the breakdown of the old (Report 3) resources are given in part in previous chapters of this report. For a full breakdown one should consult report Nr. 3 (Helsen, September 6, 2006). No new resources were added from the La Rosa, Quebradillas, Las Vacas and San José de los Muertos areas. The new resources, all drill indicated resources, come from Los Rosarios, La Blanca, Los Oxidos, San Marcos and San Nicolás.

The total Ag and Ag equivalents for Au, Pb and Zn amount to 10,462,860 oz Ag equivalents. This grand total can be broken down into 4,467,741 oz Ag+Ag eqv. for Au and 5,995,119 oz of Ag eqv. for Pb+Zn.

Table 24. Summary of all new drill indicated resources for all La Parrilla projects, and the previously not entered Los Rosarios Ag equivalents for Pb and Zn.

| Resources | Area / work | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Drill Indic. | Rosarios Ag+Au | 227,276 | 5.23 | 207 | 0.14 | 51,742,234 | 31,649 | 1,663,550 | 1,018 | 1,710,357 |
| Drill Indic. | Rosarios Pb+Zn | | | 0.59[1] | 0.25[2] | | | | | 492,619 |
| Drill Indic. | Rosarios* Pb+Zn | | | | | | | | | 3,066,631 |
| Drill Indic. | La Blanca Ag+Au | 436,603 | 6.82 | 77 | 0.02 | 33,682,961 | 10,706 | 1,082,932 | 660 | 1,102,600 |
| | La Blanca Pb+Zn | | | 0.69[1] | 1.29[2] | | | | | 2,435,869 |
| Drill Indic. | Oxidos | 67,777 | 1.40 | 206 | 0.03 | 13,961,235 | 1,812 | 448,864 | 58 | 452,287 |
| Drill Indic. | S. Marcos | 97,699 | 2.04 | 318 | 0.31 | 31,452,713 | 31,352 | 1,011,227 | 1,008 | 1,070,460 |
| Drill Indic. | S. Nicolás | 11,012 | 1.63 | 367 | 0.10 | 4,040,660 | 1,126 | 129,910 | 36 | 132,037 |
| **Grand** | **Total:** | **840,367** | **2.85** | **235** | **0.12** | **134,879,803** | **76,645** | **4,336,483** | **2,780** | **10,462,860** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report. [1]+[2] These \values were not included in the calculation of the average grade value for Ag.

Table 25 combines the Ag+Ag eqv. for Au from the Report Nr. 3 (Helsen, Sep. 6, 2006) with the new drill indicated resources expressed in Ag+Ag eqv. for Au and Ag eqv. for Pb+Zn of this report.

Table 25. Up to date resources for Ag and Ag eqv. of Au, Pb and Zn for all projects of the La Parrilla Unit.

| Resources | Project Area | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Total Indicated | Report Nr. 3 | 960,098 | 2.98 | 329 | 0.14 | 315,762,014 | 129,362 | 10,151,976 | 4,161 | 10,396,488 |
| Total Indicated | Report Nr. 4 | 840,367 | 2.85 | 235 | 0.12 | 134,879,803 | 76,645 | 4,336,483 | 2,780 | 10,462,860 |
| **Grand Total Indicated** | | **1,800,465** | **2.92** | **282** | **0.13** | **450,641,817** | **206,007** | **14,488,459** | **6,941** | **20,859,348** |
| Measured | Block 1 (Rep. 3) | 66,835 | 2.40 | 274 | 0.05 | 18,345,304 | 3,567 | 589,815 | 115 | 596,563 |
| **Grand Total Measured** | **Rosarios** | **66,835** | **2.40** | **274** | **0.05** | **18,345,304** | **3,567** | **589,815** | **115** | **596,563** |
| **Grand Total Indic+Meas.** | | **1,867,300** | **2.66** | **278** | **0.09** | **468,987,121** | **209,574** | **15,078,274** | **7,056** | **21,455,911** |

Table 26 summarizes the Ag+Ag eqv. (Au) (column 3) and Ag eqv. (Pb, Zn) (column 4). Column 5 (column 3 + column 4) gives the total of Ag+Aqv. (Au, Pb,Zn).

Table 26. Summary of the Current Resources in Ag+Ag eqv. (Au) and Ag eqv. (Pb,Zn) for Reports Nr. 3 and Nr. 4.

| Report | Type | Oz Ag + Ag eqv. (Au) | Oz Ag eq (Pb, Zn) | Total |
|---|---|---|---|---|
| N° 3 | Indicated | 10,396,488 | | 10,396,488 |
| N° 4 | Indicated* | | 3,066,631 | 3,066,631 |

| Report | Type | Oz Ag + Ag eqv. (Au) | Oz Ag eq (Pb, Zn) | Total |
|---|---|---|---|---|
| N° 4 | Indicated | 4,467,741 | 2,928,488 | 7,396,229 |
| N° 3 | Measured | 596,563 | | 596,563 |
| **Gran total** | | **15,460,792** | **5,995,119** | **21,455,911** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report

From these updated resources should be subtracted theoretically the mill feed. Since start up the plant consumed 16,589 tonnes of dump material and 92,496 tonnes ore from mine production. The overall head grade is 208 g/t Ag with a silver recuperation of 60% (These data were provided by Ing. M. Ríos, Mine Manager).

## INTERPRETATION AND CONCLUSIONS

The current resources of the La Parrilla property were calculated and commented on per project basis throughout the report following the same sequence continuously. These projects are:

1. La Rosa project which encompasses mainly the Ore shoot Nr.3 and is open to the east and at depth.
2. Los Rosarios project which contains the ore shoots Nr. 1 and Nr 2. The mineralization is open at depth.
3. La Blanca project, west of the plant and offices, is open to the west, at depth and also outside the La Rosa-Rosarios-La Blanca main vein structure.
4. Los oxidos or oxides above the Rosarios ore shoots Nr. 1 and Nr. 2.
5. San Marcos mine, southeast of the La Rosa/Los Rosarios mine area, becomes more promising at depth and to the NW along strike.
6. San Nicolás mine area south of San Marcos, delivered one resource block. Lower priority.
7. San José de los Muertos area to the east of the La Rosa/Los Rosarios mine area and north of San Marcos. Lower priority at present.
8. Quebradillas. Action is shifting from La Rosa-Los Rosarios to large project with the move of several diamond drill rigs.

The total new drill indicated resources (Table 24) and the total combined current or up to date resources (Table 25) for all La Parrilla projects are repeated below and will not be referred to for each project separately.

Table 24. Summary of all new drill indicated resources for all La Parrilla projects, and the previously not entered Los Rosarios Ag equivalents for Pb and Zn.

| Resources | Area / work | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Drill Indic. | Rosarios Ag+Au | 227,276 | 5.23 | 207 | 0.14 | 51,742,234 | 31,649 | 1,663,550 | 1,013 | 1,710,357 |
| Drill Indic. | Rosarios Pb+Zn | | | 0.59[1] | 0.25[2] | | | | | 492,619 |
| Drill Indic. | Rosarios* Pb+Zn | | | | | | | | | 3,066,631 |
| Drill Indic. | La Blanca Ag+Au | 436,603 | 6.82 | 77 | 0.02 | 33,682,961 | 10,706 | 1,082,932 | 660 | 1,102,600 |

| Resources | Area / work | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| | La Blanca Pb+Zn | | | 0.69[1] | 1.29[2] | | | | | 2,435,869 |
| Drill Indic. | Oxidos | 67,777 | 1.40 | 206 | 0.03 | 13,961,235 | 1,812 | 448,864 | 58 | 452,287 |
| Drill Indic. | S. Marcos | 97,699 | 2.04 | 318 | 0.31 | 31,452,713 | 31,352 | 1,011,227 | 1,008 | 1,070,460 |
| Drill Indic. | S. Nicolás | 11,012 | 1.63 | 367 | 0.10 | 4,040,660 | 1,126 | 129,910 | 36 | 132,037 |
| **Grand** | **Total:** | **840,367** | **2.85** | **235** | **0.12** | **134,879,803** | **76,645** | **4,336,483** | **2,780** | **10,462,860** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report. [1] + [2] These values were not included in the calculation of the average grade value for Ag.

Table 25 combines the Ag+Ag eqv. for Au from the Report Nr. 3 (Helsen, Sep. 6, 2006) with the new drill indicated resources expressed in Ag+Ag eqv. for Au and Ag eqv. for Pb+Zn of this report.

Table 25. Up to date resources for Ag and Ag eqv. of Au, Pb and Zn for all projects of the La Parrilla Unit.

| Resources | Project Area | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Total Indicated | Report Nr. 3 | 960,098 | 2.98 | 329 | 0.14 | 315,762,014 | 129,362 | 10,151,976 | 4,161 | 10,396,488 |
| Total Indicated | Report Nr. 4 | 840,367 | 2.85 | 235 | 0.12 | 134,879,803 | 76,645 | 4,336,483 | 2,780 | 10,462,860 |
| **Grand Total Indicated** | | **1,800,465** | **2.92** | **282** | **0.13** | **450,641,817** | **206,007** | **14,488,459** | **6,941** | **20,859,348** |
| Measured | Block 1 | 66,835 | 2.40 | 274 | 0.05 | 18,345,304 | 3,567 | 589,815 | 115 | 596,563 |
| **Grand Total Measured** | **Rosarios** | **66,835** | **2.40** | **274** | **0.05** | **18,345,304** | **3,567** | **589,815** | **115** | **596,563** |
| **Grand Total Indic+Meas.** | | **1,867,300** | **2.66** | **278** | **0.09** | **468,987,121** | **209,574** | **15,078,274** | **7,056** | **21,455,911** |

Table 26 summarizes the Ag+Ag eqv. (Au) (column 3) and Ag eqv. (Pb, Zn) (column 4). Column 5 is the (column 3 + column 4) gives the grand total of Ag+Aqv. (Au, Pb,Zn).

Table 26. Summary of the Current Resources in Ag+Ag eqv. (Au) and Ag eqv. (Pb,Zn) for Reports Nr. 3 and Nr. 4.

| Report | Type | Oz Ag + Ag eqv. (Au) | Oz Ag eq (Pb, Zn) | Total |
|---|---|---|---|---|
| N° 3 | Indicated | 10,396,488 | | 10,396,488 |
| N° 4 | Indicated* | | 3,066,631 | 3,066,631 |
| N° 4 | Indicated | 4,467,741 | 2,928,488 | 7,396,229 |
| N° 3 | Measured | 596,563 | | 596,563 |
| **Gran total** | | **15,460,792** | **5,995,119** | **21,455,911** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report

### 1. La Rosa Project

No new diamond drilling or development was carried out on this project so no change is to be reported. The project remains open to the east and at depth. The total diamond drilling remains at 5831.22 m in 30 holes.

## 2. Los Rosarios Project

On the Rosarios project diamond drilling has been halted temporarily because Level 9 is being rehabilitated for mining purposes and to make diamond drilling possible from a lower level and consequently cheaper to reach the sulphides below level 9. Eventually Level 9 will be extended to the east towards the ore shoots Nr. 2 and Nr. 3.

On Rosarios 30 ddh's have been completed so far. Eleven ddh's with a total of 4,117.95 m core are included in this up date report. Only the last hole drilled RO-30 is not included because of pending assays. The total amount of meters drilled is 11,038.40 meters.

The Pb and Zn values of the Rosarios project were converted to Ag equivalents for all Rosarios holes drilled because these values were not included in the previous report Nr. 3.

The location of about 10 ddh's, RO-31 to RO-40, has already been projected to be drilled when possible.

## 3. La Blanca project

The mineralization of Rosarios towards the west was expected to continue in the La Rosa-Rosarios vein system and maybe a new ore shoot would materialize. It came as a surprise when the La Blanca drilling program was well underway that apart from a continuation of the vein system, also replacement mineralization was found. Subsequent ddh's hinted at larger tonnage but with lower silver grades. Massive sulphides were encountered as shown in the core of LB-06.

At present, resources have been calculated for five ddh's and results of the ddh LB-06 should be ready. By the year end of 2006 a total of 11 holes were completed but assays are available for only 5 holes for which the drill indicated resources have been finalized. On La Blanca silver equivalents for Pb and Zn have been calculated. La Blanca is the second project for which silver equivalents have been included.

The total drill core for these 11 ddh's of La Blanca measure 3,664.40 meters. Another 11 ddh's have been planned both to the east and west of the existing cross sections.

## 4. Oxide Project

A total of 17 ddh's were collared on the Oxides project. Seven ddh's indicated resources. The final results were in a way disappointing in terms of grade and tonnage (Table 24) when compared with earlier estimates. A total of 1,529.40 meters were drilled.

No further work is expected for this area at present.

**5. San Marcos Project**

By year end of 2006 a total of 3,699.30 meters were collared in 21 holes. In the current phase of drilling, holes SM-12 to SM-21 were drilled with a total 1,707.30 meters. Resource blocks were assigned by the ddh's SM-13, SM-15, SM-17 and SM-18. For the later ddh's the data are still pending.

The diamond drilling on the San Marcos project will continue in a NW direction along strike but ramps will be developed accessing the San Marcos ore shoot Nr. 1 (centre) from the northern half of the grid.

**5. San Nicolás Project**

Four ddh's with a total of 1,139.25 m were collared on this property and one resource block SN-02 assigned. For details see Table 25. No new work is planned at this time because of the emphasis of new drilling in the Quebradillas area.

**6. San José de los Muertos Project**

On this Project 4 ddh's were collared with a total length of 739.50 m. No assay results have been received for any of the holes. This property occurs some 800 m north of San Marcos. Little can be said about this project until some data have been received.

**7. Quebradillas Project**

As mentioned before diamond drilling activity is shifting to some extent to the Quebradillas project as data from Grupo Mexico are being entered and the information becomes more accessible for interpretation. Three ddh's Q-1, Q-2, and Q-3 have been drilled all three apparently on the same section 5240 N although Q-3 has not been traced in. These holes serve the purpose of confirmation or twinning holes. A total length of 628.40 m was drilled. Because of the lack of any assay results no resource blocks have been assigned yet. The drilling is just starting.

## RECOMMENDATIONS

During this last period (Report Nr. 4) the drill indicated resources have increased drastically through the new drilling but also helped by including the Pb+Zn Ag equivalents of Los Rosarios and La Blanca projects. The current resources have more than doubled since the last report to 21,455,911 oz Ag equivalents. A tremendous effort has been made on all parts and the previous recommendations have been surpassed by a large margin. On the entire property six diamond drills rigs are continuing to explore for and delineate new resources in the La Parrilla district.

As said in the previous report (Sept. 6, 2006), although a lot of work has been accomplished, a lot more exploration and development is required and recommended in order to increase the overall resources and take full advantage of the present high silver prices caused by the growing deficit in world supplies accompanied by a growing industrial demand. At the time of writing this report silver has recovered to US$ 13.38 (Jan. 26, 2007).

In more detail and as mentioned before throughout the report and with six drills constantly running, recommendations are suggested below per project. Several of these recommendations made previously remain valid. In a way several of these recommendations appear redundant because while Rosarios is preparing Level 9 to make drilling possible to deeper levels with shorter holes, several rigs have moved to other hot spots within the large La Parrilla property or Unit. Some projects are on a back burner for the time being, but others will be drilled off.

### 1. La Rosa Project

Many of the recommendations in the La Rosa area are equally valid in the Los Rosarios area. Some of these recommendations have already been mentioned and are only reiterated for when the occasion to drill comes back.

- Additional diamond drilling at depth is recommended below the present ddh's in the La Rosa area once they can be accessed from deeper level. For the time being less activity will occur in this area.
- As mentioned before ddh's LR-14, LR-15, and LR-16 represent a rather barren zone. May this indicate that this is a transition zone toward the east to a fourth ore shoot? This zone may have to be checked as well at depth in sulphides either to confirm sulphides at depth or a barren zone which may help to better understand the behavior of ore shoots.
- Drilling toward the east of ore shoot Nr. 3 the ground remains open. Several holes have already been planned but not carried out. Further exploration is recommended toward the east in search for an ore shoot Nr. 4 as mentioned. Beyond ddh LR-22 to the east the mineralization in the vein structure is unknown both at depth and surface.
- With the forthcoming connection of Level 9 between the three ore shoots, drills can be set up to explore for sulphide mineralization at greater depth resulting in shorter and cheaper holes.
- Development of lower levels in the third ore shoot, as well extending exploration and drilling beyond the current "tiro" or shaft. From the current drilling it is apparent that within the ore shoot Nr. 3 two smaller low grade zones exist.

### 2. Los Rosarios Project

Many of the comments for La Rosa are valid here as well.

- Continuation of ramp development towards level 9 in order to access mineralization at the higher levels.

- Rehabilitation of Level 9 in ore shoot Nr. 1 and extending the Level 9 into ore shoot 2 and making cross cuts at regular intervals will help to upgrade inferred and indicated resources. After careful study of the deep holes under Level 9 in both ore shoots, it may be worthwhile considering even deeper ddh's from cross cuts for fan drilling (three ddh's).

### 3. La Blanca Project

The drill program for the La Blanca area has already been laid out. One question arises with regard to the replacement mineralization and may be a topic for investigation. How far does this replacement extend?

### 4. Oxide Project

No additional recommendation is made for the oxide project at this moment. The area seemed to be drilled off.

### 5. San Marcos Vein System and Replacements

Recommended for the San Marcos mine is:

- Continued diamond drilling to the northwest following the main trend of the system towards the San José area. For this most northwestern area no data are available.

- Additional diamond drilling is recommended under the mineralized drill indicated blocks such as SM-03, SM-04, SM-10, SM-05 and SM-06.

- Take advantage of the non-economic but anomalous silver values in drill holes and ramps to study, with the help of the appropriate trace elements from the Inspectorate and/or other laboratories assay data bank, the more complex silver pattern in the San Marcos area as explained above. Reference is made to such features as apparent pinching and swelling, alternation of low and high silver values, or so called barren layers and economic layers.

Also to be observed and studied is the fault behavior, where best visible such as ramps and stopes. Peculiar features were observed in a stope in San Marcos. Such observation as well as others may help in order to develop a working exploration model in a system not as clear cut as the La Rosa/Los Rosarios vein system

### 6. San Nicolas Area

Recommended at the moment for this area is the production of a good geological compilation map. This are may become a hot spot when more data become available from the drilling in the Quebradillas. At this moment no special recommendations are suggested.

**7. San José de los Muertos**

At this time no special recommendations are suggested until the expected assay results have been received and interpreted.

**8. Quebradillas**

A large diamond drilling program of at least 23 holes has been outlined for the Quebradillas area.

**Other Recommendations**

Other recommended exploration work would consist of the following work, and maybe in that order of priority:

- Detailed geological survey of each area with emphasis on structure, strike of veins including the tracing of the strike in order to help with the follow-up work.

- Diamond drilling as established adequately is the obvious and logical follow up approach.

- Geochemical survey (soils) on a grid pattern and silts apparently do not appear very successful after the survey of the Creston area on the La Rosa drill grid. Moreover the vein structures are already known. The only type of geochemical survey would be a detailed lithological survey of lesser known areas.

**Transfer of data and information**

The hectic work at La Parrilla with six drills now running continuously, not mentioning other work, makes the continuous flow of data a difficult task, especially when these data come from different sources and suffer delays at the source due to overload in laboratories and other places. Continuous efforts have been made and more can be made. In any case, the forthcoming installation of the Surpac program in the three mine sites - La Parrilla, La Encantada, and San Martin - will streamline and improve the flow of information soon.

**Quality Control**

The author is confident about the accuracy of the sample locations and the adequacy of the sampling technique, as well as with regard to the taking of sample duplicates. The quality control has improved very much but further improvement is possible and necessary. The weakest link however remains with the turnover time at the analytical laboratories because of overload at these sites. It can take up to two months turn-over time in order to get assay results back for duplicate samples.

**Resource calculation**

For the sake of consistency, it is suggested to accept a certain price/unit for each commodity involved and keep this price and avoid spot prices.

J. N. Helsen, Ph. D., P. Geo

Consulting Geologist
International Mineral Exploration

3380 Newmore Avenue
Richmond, B.C., Canada
V7C 1M6
Tel/Fax: (604) 271 - 3384
e-mail:Jhelsen@telus.net

# CERTIFICATE of AUTHOR

I, Jan N. Helsen, P. Geol., do hereby certify that:

1. I am an independent consulting geologist with an office at 3380 Newmore Avenue, Richmond, British Columbia, Canada, V7C 1M6.
2. I graduated with a Licenciaat in Geology from the University of Leuven, Belgium in 1968. In addition, I have obtained a M.Sc (1970) and a Ph.D. (1976) in Geolpgy, from McMaster University in Hamilton, Ontario, Canada. I taught for one year, as an associate professor, at Laurentian University, Sudbury, and one year at the University of Waterloo University.
3. I am a fellow of the Geological Association of Canada, member of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of British Columbia, and a member of the Prospectors and Developers Association of Canada.
4. I have worked as a geologist for more than 35 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the technical report titled "Geological Evaluation of the Projects of the La Parrilla Unit (Update Report Nr. 4), State of Durango, Mexico" and dated February 2, 2007. I visited the La Parrilla Unit on several occasions in 2005 and 2006, and my last visit took place from Oct. 17 to Oct. 23, 2006 (travel days not included).
7. I have not had prior involvement with the property which is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

February 2, 2007
Richmond, BC


J. N. W. HELSEN

J. N. Helsen

## LIST OF REFERENCES

Canadian. Securities Administrators (CSA), February, 2001, NI 43-101, Standards of Disclosure for Mineral Projects. Includes Form 43-101F1 Technical Report

CIM Council, February 2003 (Final Version), Standards and Guidelines for Valuation of Mineral Properties, CIMVAL-Special Committee of the Canadian Institute of Mining, Metallurgy and Petroleum on Valuation of Mineral Properties CIMVAL).

Clark, K. F., and Menendez, L., 1991, Gold and Silver Deposita in Mexico, Asociación de Ingenieros de Minas, Metalurgistas, y Geólogos de México XIX Convención Nacional, 1991, Memorias Técnicas, pp. 138-192.

Clark, K. F., 1994?, Summary of the Lithology, Tectonic Framework and Metallic Deposits in Sierra Madre Occidental, Northwestern Mexico, in Metallogeny of Mexico, Short Course # 16, M.D.R.U. (Mineral Deposit Research Unit), Department of Geological Sciences, U.B.C., Vancouver, pp.31-50.

Clark, K.F., Damon, P. E., Schutter, S. R. and Shaffiqulla, October 1979, Magmatism in Northern Mexico in Relation to Mineral Deposits, Asociación de Ingenieros de Minas, Metalurgistas y Geólogos de México, Memoria Técnica, XIII Convención Nacional, Acapulco, Guerrero, pp. 8–57.

Consejo de Recursos Minerales, 1994?, Monografía Geológico-Publicación M-10e, Fig. 69, pp. 164-165, Minera del Estado de Durango, Secretaría de Energía, Minas e Industría Paraestatal, Subsecretaría de Minas.

De Cserna, Zoltan, 1989, An Outline of the Geology of Mexico, Chapter 9, pp. 233-264 in The Geology of North America, Vol. A, The Geology of North America – An Overview, The Geological Society of America, 1989.

Neumeyer, Keith, August 28, 2006, Acquisition of 3,126 hectares surrounding La Parrilla Silver Mine, TSX Venture Exchange, News Release from First Majestic Resource Corp.

Helsen, J., April 17, 2005, Geological Evaluation of the La Parrilla Property, State of Durango, Mexico, INEGI Map Sheet F13B23, UTM 262400N / 592000E. This first report or Report Nr.1 was prepared for First Majestic Resource Corp., Vancouver, BC, Canada. This report was written for NI43-101 purposes.

Helsen, J., March 26, 2006. Geological Evaluation of the La Parrilla Property, State of Durango, Mexico, INEGI Map Sheet F13B23, UTM 262400N / 592000E. This second report or Report Nr. 2 was prepared for First Majestic Resource Corp., Vancouver, BC, Canada. This report was written for NI43-101 purposes.

Helsen, J., September 6, 2006. Geological Evaluation of the La Parrilla Property, State of Durango, Mexico, INEGI Map Sheet F13B23, UTM 262400N / 592000E. This third report or Report Nr. 3 was prepared for First Majestic Resource Corp., Vancouver, BC, Canada. This report was written for NI43-101 purposes.

Muñoz Cabral, F., April 2004, La Parrilla Geologic Report, Durango, Mexico, EGOSA – Exploraciones Geológico-Mineras de Occidente, S.A. de C. V., for First Majestic Resource Corp.

Ortega, F., Clark, K., Staude, J-M, 18-19 April 1994, Metallogeny of Mexico, Short Course # 16, M.D.R.U. (Mineral Deposit Research Unit), Department of Geological Sciences, U.B.C., Vancouver.

# APPENDIX A

## LA PARRILLA, DURANGO

Photographs of the Mineralized Part of the Diamond Drill Core
on CD for the following projects:

1. Los Rosarios
2. La Blanca
3. Los Oxidos
4. San Marcos
5. San Nicolás

**Note**: the sequence from the core goes downward from the upper left towards the lower right corner. When more than one photo is required for the mineralization of a particular hole then these photos are marked with the hole Nr. and letters. A readme.text is on the cd giving more details.


MINA LA ROSA
INFERRED OXIDES
RAMPE MINE LA ROSA
SHAFT SANTA ENCARNACION
ORE SHOOT 1
ORE SHOOT 2
ORE SHOOT 3
POTENTIAL
POTENTIAL
SCALE 1:2,000
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
LA PARRILLA
LONGITUDINAL SECTION
LOS ROSARIOS AND LA ROSA MINES
RESERVES AND RESOURCES MINE AND DDH

INDICATED RESOURCES DDH LA BLANCA

| DRILL | TONS | Width m | Ag g/t | Au g/t | Ag g | Au g | Ag Oz | Au Oz | Oz Ag Eq | Pb % | Zn | USD Pb/Zn | Tons*USD | OzAgEqPb, Zn | TOTAL Oz AgEq |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | - | [illegible] | - | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | - | [illegible] | - | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | - | [illegible] | - | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| TOTAL | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | | [illegible] | [illegible] |

INDICATED RESOURCES DDH OXIDES

| DRILL | TONS | Width m | Ag g/t | Au g/t | Ag g | Au g | Ag Oz | Au Oz | Oz Ag Eq |
|---|---|---|---|---|---|---|---|---|---|
| BNO Ox - 02 | 9,838 | 2.76 | 495 | 0.05 | 4,870,114 | 837 | 156,578 | 20 | 157,781 |
| BNO Ox - 03 | 8,302 | 0.93 | 106 | 0.07 | 680,580 | 418 | 21,881 | 13 | 22,667 |
| BNO Ox - 05 | 11,322 | 1.68 | 198 | 0.03 | 2,246,225 | 328 | 72,220 | 11 | 72,840 |
| BNO Ox - 05 | 4,945 | 0.84 | 153 | 0.07 | 756,776 | 322 | 24,331 | 10 | 24,938 |
| BNO OX - 07 | 14,934 | 2.13 | 116 | 0.00 | 1,738,538 | - | 55,831 | - | 55,831 |
| BNO -OX 13 | 10,913 | 1.62 | 221 | 0.01 | 2,414,147 | 129 | 77,617 | 4 | 77,822 |
| BNO OX 13A | 8,420 | 0.95 | 117 | 0.00 | 751,097 | - | 24,145 | - | 24,145 |
| BNO OX 15 | 3,132 | 0.43 | 163 | 0.00 | 505,704 | - | 16,259 | - | 16,259 |
| TOTAL | 67,777 | 1.48 | 206 | 0.03 | 13,961,333 | 1,812 | 448,864 | 58 | 452,227 |

INDICATED RESOURCES DDH LA ROSA

| DRILL | TONS | Width m | Ag g/t | Au g/t | Ag g | Au g | Ag Oz | Au Oz | Oz Ag Eq |
|---|---|---|---|---|---|---|---|---|---|
| BNO LR1 | 8,607 | 12.86 | 156 | 0.08 | 1,330,356 | 678 | 42,666 | 22 | 44,346 |
| BNO LR2 | 20,879 | 2.76 | 642 | 0.11 | 13,878,371 | 2,308 | 430,675 | 74 | 444,033 |
| BNO LR2 A | 6,464 | 1.14 | 161 | 0.05 | 1,337,361 | 323 | 32,745 | 10 | 40,131 |
| BNO LR3 | 61,165 | 7.64 | 161 | 0.04 | 8,348,310 | 2,047 | 355,168 | 66 | 360,064 |
| BNO LR4 | 8,878 | 1.33 | 128 | 0.34 | 1,132,332 | 3,158 | 36,405 | 99 | 45,476 |
| BNO LR7 | 37,344 | 4.94 | 215 | 0.05 | 8,873,536 | 1,567 | 314,106 | 50 | 317,518 |
| BNO LR8 | 4,441 | 0.76 | 134 | 0.13 | 590,684 | 664 | 17,745 | 21 | 18,963 |
| BNO LR10 | 12,301 | 2.96 | 239 | 0.05 | 2,000,870 | 616 | 64,454 | 20 | 64,822 |
| BNO LR12 | 16,334 | 2.47 | 168 | 0.06 | 2,767,658 | 997 | 88,961 | 32 | 90,865 |
| BNO LR13 | 3,543 | 0.65 | 142 | 0.12 | 422,050 | 353 | 13,710 | 13 | 15,253 |
| BNO LR 17 | 8,833 | 1.47 | 135 | 0.07 | 1,151,748 | 637 | 37,026 | 19 | 38,154 |
| BNO LR 18 | 38,646 | 4.81 | 100 | 0.09 | 3,866,484 | 3,143 | 137,567 | 116 | 133,006 |
| BNO LR 22 | 16,666 | 2.46 | 129 | 0.03 | 2,114,486 | 498 | 68,110 | 16 | 69,051 |
| BNO LR 26 | 7,678 | 1.77 | 171 | 0.04 | 1,384,678 | 310 | 43,946 | 10 | 44,543 |
| BNO LR 30 | 75,411 | 6.21 | 676 | 0.13 | 43,438,736 | 9,603 | 1,396,622 | 318 | 1,413,044 |
| BNO LR27 | 22,660 | 3.41 | 375 | 0.11 | 8,614,276 | 2,326 | 276,503 | 81 | 281,046 |
| BNO LR 36 | 23,043 | 3.71 | 1,364 | 0.07 | 32,414,822 | 1,633 | 1,043,160 | 59 | 1,045,813 |
| BNO LR 51 | 21,818 | 3.23 | 203 | 0.14 | 4,430,300 | 2,565 | 142,661 | 66 | 148,294 |
| BNO LR 52 | 10,742 | 1.86 | 156 | 0.12 | 1,658,258 | 1,337 | 54,214 | 43 | 56,745 |
| BNO LR 52 A | 5,400 | 0.88 | 171 | 0.06 | 888,040 | 440 | 21,077 | 15 | 21,944 |
| TOTAL | 387,897 | 3.99 | 340 | 0.06 | 134,830,157 | 36,019 | 4,463,489 | 1,146 | 4,533,744 |


N
LA PARRILLA TOWN
Qal
Ksl
Ksi
2050
591,000 E
592,000 E
593,000 E
594,000 E
2,624,000 N
2,623,000 N
2,622,000 N
STRATIGRAPHIC COLUMN
LEGEND
ALLUVIUM
RHYOLITE
CONTACT
DIRT ROAD
SCALE 1:5,000
0 50 100 250 500
M E T E R S
FIRST MAJESTIC RESOURCE CORP.
GEOLOGIC MAP
LA PARRILLA DISTRICT
By: EGOSA Scale: 1:5,000 OCTOBER 2005


NE
SW
L.R
Ro-26
Incl. -68°
Ro-12
Incl. -65°
Ro-08
Incl. -54°
Ro-16
Incl. -60°
Ro-27
Incl. -74°
Nivel 5
(Proyectado)
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL 1W-1W'
RBO. NE 20° SW, VIENDO AL SE
EDOSA
OCTUBRE 06
1:1000


NE
L.R
SW
Block Re - 04
Block Re - 04 A
Block Re - 08
Block Re - 13
Block Re - 13 A
UTOLOGIA
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL 2W-2W'
RBO, NE 20° SW, VIENDO AL SE
POR: EGOSA
FECHA: JUNIO 06
ESC: 1:1000
PG.


NE
SW
L.R
Bno. Ro - 15
Incl. -57°
Bno. Ro - 17
Incl. -65°
Bno. Ro -
Incl. -64°
Bno. Ro -
Incl. -58°
Nivel 3
Nivel 5
Nivel 7
Nivel 8
Prof. 315.95 m.
Prof. 354.40 m.
Prof. 378.00 m.
Prof. 403.00 m.
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL 3W-3W
RBO. NE 20° SW, VIENDO AL SE
POR: EGOSA
FECHA: JUNIO 06
ESC: 1:1000
FIG.


NE
SW
L.R
Veta Los Rosarios
LITOLOGIA
ESCALA 1:1,000
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL 4W-4W'
RBO. NE 20° SW. VIENDO AL SE
POR: EGOSA
FECHA: JUNIO 06
ESC: 1:1000
FIG.


NE
L.R
SW
Nivel 3
Nivel 5
Nivel 7
Nivel 8
Nivel 9
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL SW-SW
RBO. NE 20° SW, VIENDO AL SE
EGOSA
JUNIO 08
1:1000


NE
L.R
SW
D
LITOLOGIA
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL 6W-6W'
RBO. NE 20° SW, VIENDO AL SE
POR: EGOSA
FECHA: OCTUBRE 08
ESC: 1:1000
FIG.


NE
L.R
SW
msnm
2,350
2,300
2,250
2,200
2,150
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
Nivel 1
Nivel 3
Nivel 5
Nivel 7
Nivel 8
Nivel 9
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL
RBO. NE 20° SW, VIENDO AL SE
EDOSA
OCTUBRE 05
1:1000


NE
L.R
SW
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL 9W-9W'
RBO, NE 20° SW, VIENDO AL SE
POR: EGOSA
FECHA: OCTUBRE 06
ESC: 1:1000
PG.


NE
L.R
SW
LITOLOGIA
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
SECCION GEOLOGICA TRANVERSAL 13W-13W'
RBO. NE 20° SW, VIENDO AL SE
POR: EGOSA
FECHA: OCTUBRE 06
ESC: 1:1000
FIG.


NE
SW
LR
LA BLANCA VEIN
LB-01
Incl. -52°
LB-02
Incl. -69°
oxidos
oxidos
LITOLOGIA
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.



NE
SW
L.R
LA BLANCA VEIN
LB- 04
Incl. -61°
LB- 03
Incl. -50°
LB- 05
Incl. -61°
Prof. 325.45 m.
Prof. 341.40 m.
DUPLICADO DE MUESTRAS
BNO. LB - 03
LITOLOGIA
ALUVION
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
SKARN
ESCALA 1:1,000
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
PROYECTO LA BLANCA
OCT 2006



NE
SW
L.R
LA BLANCA VEIN
LB-06
Incl. -52°
LB-
Incl. -62°
Prof. 250.00 m.
Prof. 280.00 m.
LITOLOGIA
CALIZA RECRISTALIZADA
GRANODIORITA
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
HORNFELS
SKARN
ESCALA 1:1,000
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
UNIDAD LA PARRILLA
PROYECTO LA BLANCA
SECCION GEOLOGICA TRANVERSAL


N
Ksi
Sk
Tgr
3N'
2N'
1N'
1NA
6'
LEGEND
ALLUVIUM
CONTACT
SCALE
FIRST MAJESTIC RESOURCE CORP.
GEOLOGIC MAP
SAN MARCOS

SECTION NW SE LOOKING TO NE



NW
SE
CP VENT.
DDH Finished
DDH Finished (values less than 100 g/t)
DDH in process
DDH Programmed

SW

NE

SM - 19
Incl. -66°

SM - 13
Incl. -55°

Prof. 144.20 m.

Prof. 152.85 m.

BLOCK SM - 13

| SAMPLE | FROM | TO | WIDTH m | TRUE WIDTH m | Ag g/t | Au g/t |
|---|---|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| BLK GRADE | | | | [illegible] | [illegible] | [illegible] |

BLOCK SM - 13 A

| SAMPLE | FROM | TO | WIDTH m | TRUE WIDTH m | Ag g/t | Au g/t |
|---|---|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| BLK GRADE | | | | [illegible] | [illegible] | [illegible] |

LITOLOGIA

- CALIZA RECRISTALIZADA
- GRANODIORITA
- FORMACION CUESTA DEL CURA
- ESTRUCTURA MINERALIZADA
- HORNFELS
- SKARN

ESCALA 1:1,000

0 10 25 50 75
M E T R O S

FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.

UNIDAD LA PARRILLA
PROYECTO SAN MARCOS

SECCION GEOLOGICA TRANVERSAL 3H - 3H'
RBO. NE 70° SW, VIENDO AL NW

EGOBA | OCTUBRE 08 | 1:1000



SW
NE
L.R.
San Marcos Vein
SM - 06
Incl. -60°
SM - 17
Incl. -75°
Prof. 171.83 m.
LITOLOGIA
CALIZA RECRISTALIZADA
GRANODIORITA
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
HORNFELS
SKARN
ESCALA 1:1,000
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.
PROYECTO SAN MARCOS

SW

NE

LR

SAN MARCOS VEIN

BNO SM-12

ESCALA 1:1,000

0 10 25 50 75

M E T R O S

LITOLOGIA

CALIZA RECRISTALIZADA

GRANODIORITA

FORMACION CUESTA DEL CURA

ESTRUCTURA MINERALIZADA

HORNFELS

SKARN

FIRST MAJESTIC RESOURCES MEXICO, S.A. de C.V.

UNIDAD LA PARRILLA

PROYECTO SAN MARCOS

SECCION GEOLOGICA TRANSVERSAL

RBO. NE 70° SW, VIENDO AL NW

OCTUBRE

1:1000


SW
NE
LITOLOGIA
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.



NW
VIENDO AL SW
SE
CANUTA
MINA
SAN NICOLAS
CATA
12
ZANJA
14
CATA
3
CATA
4
CATA
6
Secc. 1 - 1'
Secc. 2 - 2'
Secc. 3 - 3'
Secc. 4 - 4'
Secc. 5 - 5'
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.


SW
L.R
NE
LITOLOGIA
FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.

LONGITUDINAL SECTION

FIRST MAJESTIC RESOURCES
MEXICO, S.A. de C.V.

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com



## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

February 1, 2007

**FIRST MAJESTIC SILVER CORP. (FR-V)** (the "Company") is pleased to announce that Mr. Raymond L. Polman, C.A., has been appointed to the position of Chief Financial Officer effective February 1st, 2007.

Mr. Polman has over 20 years of public accounting and corporate finance experience in the Canadian and US financial markets. Raymond has been a Chief Financial Officer for the past 10 years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia. Mr. Polman also brings several years of public accounting experience with Deloitte & Touche.

The Company has experienced tremendous growth with the successful acquisition of two additional operating silver mines during 2006. As the growth continues into the future, the importance of a CFO with strong systems and controls knowledge brings a definite advantage in today's regulatory environment.

Keith Neumeyer, President & CEO, stated that "Ray's strengths in IT, systems controls and implementation will go a long way in assuring First Majestic remains successful in its aggressive growth strategies. The Board of Directors is pleased to welcome Ray to the Company's management team. In his role, Ray will provide financial leadership to our growing accounting staff and will play an important role in the Company's future plans."

Subject to regulatory approval, the Company has granted incentive stock options to purchase up to 200,000 common shares in the capital stock of the Company, exercisable for a period of three years at an exercise price of $5.50 per share. The incentive stock options are subject to vesting provisions.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving our corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**FIRST MAJESTIC SILVER CORP.**

*"signed"*

Keith Neumeyer, President

*This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.*

*The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

February 1, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Market News in Vancouver, British Columbia.

**Item 4 Summary of Material Change**

New CFO appointed.

**Item 5 Full Description of Material Change**

The Company announced that Mr. Raymond L. Polman, C.A., has been appointed to the position of Chief Financial Officer effective February 1st, 2007.

Mr. Polman has over 20 years of public accounting and corporate finance experience in the Canadian and US financial markets. Raymond has been a Chief Financial Officer for the past 10 years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia. Mr. Polman also brings several years of public accounting experience with Deloitte & Touche.

The Company has experienced tremendous growth with the successful acquisition of two additional operating silver mines during 2006. As the growth continues into the future, the importance of a CFO with strong systems and controls knowledge brings a definite advantage in today's regulatory environment.

Keith Neumeyer, President & CEO, stated that "Ray's strengths in IT, systems controls and implementation will go a long way in assuring First Majestic remains successful in its aggressive growth strategies. The Board of Directors is pleased to welcome Ray to the Company's management team. In his role, Ray will provide financial leadership to our growing accounting staff and will play an important role in the Company's future plans."

Subject to regulatory approval, the Company has granted incentive stock options to purchase up to 200,000 common shares in the capital stock of the Company, exercisable for a period of three years at an exercise price of $5.50 per share. The incentive stock options are subject to vesting provisions.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

February 9, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com




## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

February 6, 2007

## La Parrilla Silver Mine Update and new NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce an update regarding its activities in Mexico at its flagship property, the La Parrilla Silver Mine and the resource development drilling presently underway.

The La Parrilla Silver Mine is located about 1km from the village of San Juan de La Parrilla and 75km SE of Durango, Mexico. Covering in excess of 3400 hectares, with excellent infrastructure, the mine is only 4km off of the main highway which links Durango and Zacatecas. Among the several large vein systems included within the La Parrilla property boundaries, the Company is focusing on the La Rosa/Los Rosarios, San Marcos, San José, San Nicolás, Vacas, Quebradilla, La Luz and Recuerdo structures.

To date, 126 diamond drill holes totalling 30,096 metres have been completed. Six drill rigs are operating full time in the different regions within the property. The drill program was designed to develop additional resources, explore known mineralized areas and assist in mining activity. An updated NI 43-101 report has been posted today on SEDAR (www.sedar.com). Due to the lag time between completion of each drill hole and the receipt of results and preparation of reports, this updated NI 43-101 report covers only 100 of the 126 holes for a total of 23,702 metres. The total current resources are estimated as follows:

| Resources | Tonnes | Grade Ag g/t | Grade Au g/t | Total Silver ounces | Ounces Silver Equiv. |
|---|---|---|---|---|---|
| Indicated | 1,800,465 | 282 | 0.13 | 14,488,459 | 20,859,348 |
| Measured | 66,835 | 274 | 0.05 | 589,815 | 596,563 |
| Total Measured+ Indicated | 1,867,300 | 278 | 0.09 | 15,078,274 | 21,455,911 |

A cut-off of 100 g/t Ag is used in all calculations of this report and the silver equivalent values are calculated according to the following formula: Ag eqv. oz = (Ag oz. + (Au oz.*570/9.70)). The conservative prices of US$570 for gold and US$9.70 for silver in the formula are based on quotations during the first week of February, 2006 and used in the previous report (Helsen, dated March 27, 2006) and kept in the present report for the sake of consistency. The calculation of Total Measured + Indicated Resources assume 100% recoveries.

As a result of the ongoing encouraging drill program and the recent discovery of a number of new areas of interest, the Company decided to acquire additional land through staking an additional two large land blocks. One 18,466 hectare block of land encircling the original 3,424 hectare land package surrounding the La Parrilla for a new total of 21,890 hectares, and a second adjacent land block of 31,347 hectares for a new grand total of land held in the region of 53,237 hectares.

Shareholders and interested parties are encouraged to view this very positive report updating the ongoing activities at the La Parrilla Silver Mine. The report can be viewed at www.sedar.ca or www.firstmajestic.com.

The Company's Independent Qualified Person under the policies of National Instrument 43-101 responsible for supervision at the La Parrilla Silver Mine and has authored the most recent qualifying report, is Dr. Jan N. Helsen, Ph. D., P. Geo.

The Company is further pleased to report that the construction of the new 800 tpd mill at the La Parrilla is complete. Construction began last year in May. The old mill has now been replaced by a newer and much larger facility. Two different circuits have been installed: a 400 tpd cyanidation circuit and a 400 tpd flotation circuit. Both circuits have now been commissioned and are in operation.

In addition to the activities at the La Parrilla Silver Mine; the Company is pleased to announce the purchase of the nearby San Juan Silver Mine. This mine is part of the land package previously reported as the Chalchihuites Group of Properties where drilling and development has been ongoing since early 2006. The property consists of 10 mining claims totalling 204 hectares in the Chalchihuites area 50 kilometres away from the La Parrilla. The purchase was made through the exercise of an option agreement signed in October 2004. The final payment of US$650,000 was made on January 11, 2007.

The decision to exercise the option was based on the excellent results of the exploration and development program which has included five diamond drill holes total of 1,892 meters and the development of a 168 meter ramp and 76 meters of direct drifting.

Over 2000 tonnes of sulphide ore has now been stockpiled from the San Juan Silver Mine for the purpose of mixing at the La Parrilla mill.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving our corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

# Form 51-102F3
## *Material Change Report*

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

February 6, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Market News in Vancouver, British Columbia.

**Item 4 Summary of Material Change**

La Parrilla Silver Mine Update and new NI 43-101 Resource.

**Item 5 Full Description of Material Change**

The Company announced an update regarding its activities in Mexico at its flagship property, the La Parrilla Silver Mine and the resource development drilling presently underway.

The La Parrilla Silver Mine is located about 1km from the village of San Juan de La Parrilla and 75km SE of Durango, Mexico. Covering in excess of 3400 hectares, with excellent infrastructure, the mine is only 4km off of the main highway which links Durango and Zacatecas. Among the several large vein systems included within the La Parrilla property boundaries, the Company is focusing on the La Rosa/Los Rosarios, San Marcos, San José, San Nicolás, Vacas, Quebradilla, La Luz and Recuerdo structures.

To date, 126 diamond drill holes totalling 30,096 metres have been completed. Six drill rigs are operating full time in the different regions within the property. The drill program was designed to develop additional resources, explore known mineralized areas and assist in mining activity. An updated NI 43-101 report has been posted today on SEDAR (www.sedar.com). Due to the lag time between completion of each drill hole and the receipt of results and preparation of reports, this updated NI 43-101 report covers only 100 of the 126 holes for a total of 23,702 metres. The total current resources are estimated as follows:

| Resources | Tonnes | Grade Ag g/t | Grade Au g/t | Total Silver ounces | Ounces Silver Equiv. |
|---|---|---|---|---|---|
| Indicated | 1,800,465 | 282 | 0.13 | 14,488,459 | 20,859,348 |
| Measured | 66,835 | 274 | 0.05 | 589,815 | 596,563 |
| Total Measured+ Indicated | 1,867,300 | 278 | 0.09 | 15,078,274 | 21,455,911 |

A cut-off of 100 g/t Ag is used in all calculations of this report and the silver equivalent values are calculated according to the following formula: Ag eqv. oz = (Ag oz. + (Au oz.*570/9.70)). The conservative prices of US$570 for gold and US$9.70 for silver in the formula are based on quotations during the first week of February, 2006 and used in the previous report (Helsen, dated March 27, 2006) and kept in the present report for the sake of consistency. The calculation of Total Measured + Indicated Resources assume 100% recoveries.

As a result of the ongoing encouraging drill program and the recent discovery of a number of new areas of interest, the Company decided to acquire additional land through staking an additional two large land

blocks. One 18,466 hectare block of land encircling the original 3,424 hectare land package surrounding the La Parrilla for a new total of 21,890 hectares, and a second adjacent land block of 31,347 hectares for a new grand total of land held in the region of 53,237 hectares.

Shareholders and interested parties are encouraged to view this very positive report updating the ongoing activities at the La Parrilla Silver Mine. The report can be viewed at www.sedar.ca or www.firstmajestic.com.

The Company's Independent Qualified Person under the policies of National Instrument 43-101 responsible for supervision at the La Parrilla Silver Mine and has authored the most recent qualifying report, is Dr. Jan N. Helsen, Ph. D., P. Geo.

The Company is further pleased to report that the construction of the new 800 tpd mill at the La Parrilla is complete. Construction began last year in May. The old mill has now been replaced by a newer and much larger facility. Two different circuits have been installed: a 400 tpd cyanidation circuit and a 400 tpd flotation circuit. Both circuits have now been commissioned and are in operation.

In addition to the activities at the La Parrilla Silver Mine; the Company is pleased to announce the purchase of the nearby San Juan Silver Mine. This mine is part of the land package previously reported as the Chalchihuites Group of Properties where drilling and development has been ongoing since early 2006. The property consists of 10 mining claims totalling 204 hectares in the Chalchihuites area 50 kilometres away from the La Parrilla. The purchase was made through the exercise of an option agreement signed in October 2004. The final payment of US$650,000 was made on January 11, 2007.

The decision to exercise the option was based on the excellent results of the exploration and development program which has included five diamond drill holes total of 1,892 meters and the development of a 168 meter ramp and 76 meters of direct drifting.

Over 2000 tonnes of sulphide ore has now been stockpiled from the San Juan Silver Mine for the purpose of mixing at the La Parrilla mill.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

February 9, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com



## NEWS RELEASE

**TSX Venture Exchange – FR**
**Pink Sheets – FRMSF**
**Frankfurt – FMV (WKN: A0LHKJ)**

**February 7, 2007**

**GRANT OF STOCK OPTIONS**

First Majestic Silver Corp. (FR.V) (the "Company") announces that it has granted a total of 155,000 stock options to directors of the Company at a price of $5.00. The stock options are exercisable for a period of five years. The granting of the stock options is subject to regulatory approval.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving our corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

*"signed"*

Keith Neumeyer
President

*This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.*

*The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

February 7, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Market News in Vancouver, British Columbia.

**Item 4 Summary of Material Change**

Grant of Stock Options.

**Item 5 Full Description of Material Change**

The Company announced that it has granted a total of 155,000 stock options to directors of the Company at a price of $5.00. The stock options are exercisable for a period of five years. The granting of the stock options is subject to regulatory approval.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

February 9, 2007


FIRST MAJESTIC
SILVER CORP.

(FORMERLY FIRST MAJESTIC RESOURCE CORP.)

# RESTATED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
(FORMERLY FIRST MAJESTIC RESOURCE CORP.)
RESTATED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2006 (UNAUDITED) AND JUNE 30, 2006

| | September 30, 2006<br>$ | June 30, 2006<br>$ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 8,768,006 | 16,571,788 |
| Accounts receivable and advances | 5,038,843 | 3,357,157 |
| Unrealized gain on derivative instruments | 119,586 | 50,752 |
| Silver futures contract deposits | 1,149,677 | 930,018 |
| Inventory (Note 4) | 1,095,122 | 1,019,608 |
| Prepaid expenses | 200,371 | 164,648 |
| | 16,371,605 | 22,093,971 |
| **MINERAL PROPERTY INTERESTS** (Notes 5, 6 and 7) | 125,956,529 | 81,753,787 |
| **PROPERTY, PLANT AND EQUIPMENT** (Note 9) | 12,368,802 | 8,827,115 |
| | 154,696,936 | 112,674,873 |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued liabilities | 4,168,092 | 4,492,232 |
| Current portion of long-term vendor liability (Note 6) | 13,341,380 | 13,341,380 |
| Current portion of Arrangement liability (Note 7) | 20,404,979 | - |
| Employee profit sharing payable | 260,698 | 239,816 |
| Income taxes payable | 820,910 | 666,997 |
| | 38,996,059 | 18,740,425 |
| **LONG TERM VENDOR LIABILITY** (Note 6) | 13,341,380 | 13,341,380 |
| **LONG TERM ARRANGEMENT LIABILITY** (Note 7) | 1,679,962 | - |
| **FUTURE INCOME TAXES** | 33,859,165 | 21,158,636 |
| **OTHER LONG TERM LIABILITIES** | 1,384,249 | 1,208,302 |
| **ASSET RETIREMENT OBLIGATION** | 2,449,706 | 2,238,523 |
| | 91,710,521 | 56,687,266 |
| **NON-CONTROLLING INTEREST** | - | 2,077,940 |
| **SHAREHOLDERS' EQUITY** | | |
| **SHARE CAPITAL** (Note 10) | 78,496,737 | 43,780,469 |
| **SPECIAL WARRANTS** (Note 10) | - | 25,524,894 |
| **CONTRIBUTED SURPLUS** (Note 11) | 7,352,593 | 4,272,294 |
| **CUMULATIVE TRANSLATION ADJUSTMENT** | 345,304 | (154,205) |
| **DEFICIT** | (23,208,219) | (19,513,785) |
| | 62,986,415 | 53,909,667 |
| | 154,696,936 | 112,674,873 |

CONTINUING OPERATIONS (Note 1)
BASIS OF PRESENTATION AND RESTATEMENT (Note 2)

APPROVED BY THE BOARD OF DIRECTORS

"Keith Neumeyer" Director "Douglas Penrose" Director

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**RESTATED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**
**FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)**

| | Three Months ended September 30, 2006 | 2005 |
|---|---|---|
| | $ | $ |
| **REVENUE** | | |
| Sales | 4,616,681 | 277,586 |
| Cost of sales (excluding accretion of the asset retirement obligation, depreciation and depletion) | 3,197,200 | 462,085 |
| | **1,419,481** | **(184,499)** |
| **EXPENSES** | | |
| Accounting and administration services | 407,040 | 23,542 |
| Accretion of reclamation obligation | 36,035 | 14,438 |
| Audit and other professional fees | 120,583 | 69,621 |
| Corporate development | 141,552 | 54,944 |
| Depletion | 1,498,350 | 90,231 |
| Depreciation | 327,743 | 49,623 |
| Directors' fees | 14,551 | - |
| Property investigation | 505 | 1,465 |
| Interest expense | 399,145 | - |
| Investor relations | 6,383 | 12,250 |
| Legal | 26,808 | 22,832 |
| Management fees | 45,253 | 35,398 |
| Office and other | 126,918 | 28,981 |
| Printing and stationery | 9,206 | 3,270 |
| Regulatory | 1,683 | - |
| Rent | 43,781 | 40,930 |
| Salaries and benefits | 121,956 | 24,946 |
| Stock-based compensation | 158,289 | - |
| Transfer agent fees | 8,821 | 1,129 |
| Travel | 70,469 | 87,662 |
| Write-down of mineral property interests (Note 5) | 2,086,258 | - |
| | 5,651,329 | 561,262 |
| **LOSS BEFORE OTHER ITEMS** | **(4,231,848)** | **(745,761)** |
| **OTHER ITEMS** | | |
| Interest and other income | 374,503 | 16,733 |
| Foreign exchange (loss) gain | (110,593) | 40,114 |
| | 263,910 | 56,847 |
| **LOSS BEFORE INCOME TAXES** | **(3,967,938)** | **(688,914)** |
| **INCOME TAX (EXPENSE) RECOVERY** | | |
| Current | (33,679) | - |
| Future | 307,183 | - |
| | 273,504 | - |
| **NET LOSS FOR THE PERIOD** | **(3,694,434)** | **(688,914)** |
| **DEFICIT - BEGINNING OF THE PERIOD** | 19,513,785 | 13,847,899 |
| **DEFICIT - END OF THE PERIOD** | 23,208,219 | 14,536,813 |
| **BASIC AND DILUTED LOSS PER COMMON SHARE** | **(0.09)** | **(0.03)** |
| **WEIGHTED AVERAGE SHARES OUTSTANDING** | **40,606,369** | **23,459,445** |

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)**

| | Three Months ended September 30, 2006 | 2005 |
|---|---|---|
| | $ | $ |
| **OPERATING ACTIVITIES** | | |
| Net loss for the period | (3,694,434) | (688,914) |
| Adjustment for items not affecting cash | | |
| Depletion | 1,498,350 | 90,231 |
| Depreciation | 327,743 | 49,623 |
| Stock-based compensation | 158,289 | - |
| Accretion of reclamation obligation | 36,035 | 14,438 |
| Write-down of mineral property interests | 2,086,258 | - |
| Future income taxes | (307,183) | - |
| Unrealized foreign exchange | 66,275 | (61,458) |
| Unrealized gain on derivative instruments | (68,834) | - |
| | 102,499 | (596,080) |
| Net change in non-cash working capital items | | |
| Increase in accounts receivable and advances | (1,681,686) | (22,221) |
| (Increase) decrease in inventory | (75,514) | 37,910 |
| Increase in prepaid expenses | (35,723) | - |
| (Decrease) increase in accounts payable and accrued liabilities | (356,675) | 146,308 |
| Increase in employee profit sharing payable | 20,882 | - |
| Increase in taxes payable | 153,913 | - |
| | (1,872,304) | (434,083) |
| **INVESTING ACTIVITIES** | | |
| Acquisition of First Silver Reserve Inc. less cash acquired (Note 7) | (1,391,550) | - |
| Increase in silver futures contract deposits | (219,659) | - |
| Additions to plant and equipment | (2,989,992) | (1,339) |
| Expenditures on mineral property interests | (1,831,988) | (998,331) |
| | (6,433,189) | (999,670) |
| **FINANCING ACTIVITIES** | | |
| Issuance of common shares and subscriptions, net of issue costs | 501,711 | 805,167 |
| | 501,711 | 805,167 |
| **DECREASE IN CASH AND CASH EQUIVALENTS** | (7,803,782) | (628,586) |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD** | 16,571,788 | 3,404,723 |
| **CASH AND CASH EQUIVALENTS - END OF PERIOD** | 8,768,006 | 2,776,137 |
| **CASH AND CASH EQUIVALENTS IS COMPRISED OF:** | | |
| Cash | 5,156,150 | 988,137 |
| Term deposits | 3,611,856 | 1,788,000 |
| | 8,768,006 | 2,776,137 |
| **NON CASH INVESTING AND FINANCING ACTIVITIES:** | | |
| Current portion of First Silver Arrangement liability (Note 7) | 20,404,979 | - |
| Long term portion of First Silver Arrangement liability (Note 7) | 1,679,962 | - |
| Shares issued for First Silver Arrangement (Note 7) | 11,134,038 | - |
| Conversion of special warrants to common shares | 25,524,894 | - |
| Contributed surplus for warrants issued | 2,607,000 | - |
| Contributed surplus for First Majestic options issued for First Silver options (Note 7) | 173,250 | - |
| Transfer of contributed surplus to common shares for options exercised | 26,700 | 64,600 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. CONTINUING OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Company trades on the TSX Venture Exchange under the symbol "FR".

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business. During the three months ended September 30, 2006, the Company recorded a net loss of $3,694,434 (2005 - $688,914) and at September 30, 2006 the Company had a working capital deficiency of $22,624,454. Subsequent to the period end, the Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300 (see Note 17(c)).

Under the terms of the Arrangement described below in Note 7, the Company could be obligated to make cash payments to a maximum amount of $18.6 million in the event that the remaining shareholders of First Silver Reserve Inc. ("First Silver") elect the cash option pursuant to a share purchase offer. Up to $9.3 million of this balance would be paid or payable by December 13, 2006 with the balance payable in two equal installments on September 14, 2007 and September 14, 2008, respectively.

The Company's ability to continue as a going concern in the longer term is dependent on the Company's ability to raise equity or other financing as required and ultimately its ability to achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that might be necessary, should the Company be unable to continue as a going concern.

## 2. BASIS OF PRESENTATION AND RESTATEMENT

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in according with GAAP have been omitted. The accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our most recent annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These interim financial statements should be read in conjunction with the Company's latest audited consolidated financial statements for the year ended June 30, 2006.

The Company and its wholly owned subsidiaries, First Majestic Resources Mexico, S.A. de C.V. ("FMR Mexico"), First Silver and Mineral El Pilon S.A. de C.V. ("El Pilon"), are collectively referred to as the "Company".

## 2. BASIS OF PRESENTATION AND RESTATEMENT (continued)

Subsequent to the original filing of the Company's unaudited interim consolidated financial statements for the period ended September 30, 2006, the Company determined that the following errors had been made:

- the calculation of depletion of producing mineral properties;
- the determination of the purchase price allocation relating to the 36.25% of First Silver (Note 7);
- the balance sheet classification of the Arrangement liability (described in Note 7); and
- the classification of certain items in the consolidated statements of cash flows which represented non-cash items rather than cash flows.

The Arrangement liability in the amount of $20,404,979 (see Note 7) has been reclassified to current liabilities as of September 30, 2006, on the basis that on that date the shareholders of First Silver had an option to elect to receive either cash or shares in satisfaction of the liability, and therefore it is more appropriate to classify the obligation as a liability rather than as an equity instrument. Subsequent to the date of filing of the original interim financial statements for the three months ended September 30, 2006, only a small portion of the eligible First Silver shareholders elected to receive cash with the effect that $18,849,634 of the liability was or will be satisfied through the issuance of common shares, and only $1,555,345 was or will be satisfied through the payment of cash. Although the reclassification results in a negative working capital deficit in the amount of $22,624,454 the ultimate resolution of the Arrangement liability resulted in an issuance of shares valued at $18,849,634 and the remaining $1,555,345 through a decline in the Company's cash resources due to the significant number of First Silver shareholders who elected to receive shares rather than cash (also see Note 17(d)).

These errors have been corrected in these restated interim financial statements as follows:

## 2. BASIS OF PRESENTATION AND RESTATEMENT (continued)

| | As originally reported | As restated |
|---|---|---|
| **A. Statement of Operations and Deficit** | | |
| Depletion | 3,604,267 | 1,498,350 |
| Loss before income taxes | (6,073,885) | (3,967,938) |
| Future income tax recovery | 917,898 | 307,183 |
| Net loss for the period | (5,189,636) | (3,694,434) |
| Deficit, end of period | 24,703,421 | 23,208,219 |
| Basic and diluted loss per common share | (0.13) | (0.09) |
| | | |
| **B. Balance Sheet** | | |
| Mineral property interests | 120,448,173 | 125,956,529 |
| Property, plant and equipment | 11,489,364 | 12,368,802 |
| Total assets | 148,309,142 | 154,696,936 |
| Future income taxes | 28,966,573 | 33,859,165 |
| Current portion of Arrangement liability | 5,039,885 | 20,404,979 |
| Total liabilities | 71,452,835 | 91,710,521 |
| Shareholders' equity | 76,856,308 | 62,986,415 |
| Share capital to be issued | 15,365,094 | - |
| | | |
| **C. Statement of Cash Flows** | | |
| (i) Operating Activities | | |
| Cash used in operating activities | (1,795,451) | (1,872,304) |
| (ii) Investing Activities | | |
| Additions to plant and equipment | (5,076,250) | (2,989,992) |
| Expenditures on mineral properties | (35,086,694) | (1,831,988) |
| Acquisition of First Silver Reserve Inc. less cash acquired | - | (1,391,550) |
| Cash used in investing activities | (40,382,603) | (6,433,189) |
| (iii) Financing Activities | | |
| Issuance of common shares and subscriptions, net of issue costs | 34,716,268 | 501,711 |
| Issuance of common shares to be issued | 15,365,094 | - |
| Issuance of special warrants, net of issue costs | (25,524,894) | - |
| Other cash liabilities | 175,947 | - |
| Arrangement liability | 6,719,847 | - |
| Cash from financing activities | 34,374,272 | 501,711 |

## 3. SILVER FUTURES CONTRACTS

At September 30, 2006, the Company had futures contracts for the receipt of 85,000 ounces of silver in December 2006 at a price of US$12.80 per ounce (June 30, 2006 – US $10.38 per ounce). In connection with these contracts, the Company provided deposits of $1,149,677 (June 30, 2006 - $930,018). The fair value of these contracts at September 30, 2006 is $119,586 (June 30, 2006 - $50,752).

## 4. INVENTORIES

Inventories consist of the following:

| | September 30, 2006 | June 30, 2006 |
|---|---|---|
| | $ | $ |
| Finished product | 10,698 | 7,129 |
| Ore in process | 181,993 | 187,729 |
| Materials and supplies | 902,431 | 824,750 |
| | 1,095,122 | 1,019,608 |

## 5. MINERAL PROPERTY INTERESTS

Expenditures, net of depletion, incurred on mineral property interests are as follows:

| | September 30, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Acquisition Costs | Deferred Exploration Costs | Total Costs | Acquisition Costs | Deferred Exploration Costs | Total Costs |
| | $ | $ | $ | $ | $ | $ |
| **MEXICO** | | | | | | |
| **Producing properties** | | | | | | |
| La Parrilla (a) | 4,591,282 | 1,145,712 | 5,736,994 | 3,384,535 | 1,225,156 | 4,609,691 |
| San Martin (b) [1] | 114,997,530 | - | 114,997,530 | 70,675,894 | - | 70,675,894 |
| | 119,588,812 | 1,145,712 | 120,734,524 | 74,060,429 | 1,225,156 | 75,285,585 |
| **Exploration properties** | | | | | | |
| Chalchihuites (c) | 2,601,571 | 926,609 | 3,528,180 | 2,345,459 | 613,978 | 2,959,437 |
| Dios Padre (f) | - | - | - | 1,136,239 | 567,117 | 1,703,356 |
| Candamena (d) | 1,522,137 | 164,550 | 1,686,687 | 1,522,137 | 92,725 | 1,614,862 |
| La Candelaria (f) | - | - | - | 106,423 | 84,124 | 190,547 |
| Quitaboca (e) [1] | - | 2,012 | 2,012 | - | - | - |
| La Encantada [2] | - | 5,126 | 5,126 | - | - | - |
| | 4,123,708 | 1,098,297 | 5,222,005 | 5,110,258 | 1,357,944 | 6,468,202 |
| | 123,712,520 | 2,244,009 | 125,956,529 | 79,170,687 | 2,583,100 | 81,753,787 |

(1) For properties held by First Silver, all amounts are aggregated into acquisition costs. No part of the purchase price was allocated to the Quitaboca property.

(2) See Note 8 – Acquisition of Desmin S.A. de C.V.

Details of expenditures by nature and property are summarized in Schedule "A" – Consolidated Summary of Mineral Property Interest to these financial statements.

**5. MINERAL PROPERTY INTERESTS (continued)**

(a) La Parrilla Silver Mine, Durango

The La Parrilla Silver Mine is located approximately 65 kilometres southeast of the city of Durango, Mexico and includes mining equipment, a processing mill, and mining concessions covering an area of 280 hectares. The La Parrilla Mine began commercial silver production in October 2004.

In September 2005, the Company acquired a 100% interest in mineral claims known as the La Encarnacion and San Ignacio Dos mining claims at La Parrilla, Durango, Mexico.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico. The Company has the right to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years. In addition to these payments, the agreements call for a royalty payment of 1.5% NSR with a maximum of US$2,500,000. The Company has the option to purchase the royalty at any time for US$2,000,000.

(b) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine, located near the town of San Martin de Bolaños in Northern Jalisco State, Mexico, comprises approximately 7,241 hectares of mineral rights and approximately 1,300 hectares of surface land surrounding the mine and another 104 hectares of land at the mill site. The Company owns 100% of the San Martin Silver Mine, a producing mining property.

(c) Chalchihuites Group Properties, Zacatecas

In March, 2004, the Company entered into seven option agreements for the acquisition of mining concessions comprising approximately 195 hectares in the Chalchihuites area for a total purchase price of US$1,500,000 payable over a three year period and a requirement to incur a combined US$500,000 of expenditures on the properties over a three year period.

On June 8, 2004, the Company entered into an option agreement to purchase five mining concessions and one mining exploration concession located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate amount of US$4,000,000 payable over a three year period to June 8, 2007 and incurring a total of US$500,000 of expenditures on the property over the same three year period, of which US$150,000 is to be spent within six months of the date of the agreement (completed).

On July 7, 2004, the Company entered into an option agreement to acquire ten additional concessions comprising of 204 hectares adjoining the north-west boundary of the land package. The purchase consideration is US$1,650,000 payable over a three year period.

On August 29, 2005, the Company entered into an assignment agreement to acquire the La Esperanza and the San Rafael mining concessions comprising approximately 29 hectares in the Chalchihuites area for a total purchase price of US$175,000 payable over a three year period.

**5. MINERAL PROPERTY INTERESTS (continued)**

(c) Chalchihuites Group Properties, Zacatecas (continued)

The above amounts are paid and committed as follows:

| | | |
|---|---|---|
| US$ | 12,500 | March 26, 2004 |
| | 100,000 | June 8, 2004 |
| | 10,000 | July 7, 2004 |
| | 15,000 | September 26, 2004 |
| | 100,000 | December 8, 2004 |
| | 20,000 | January 7, 2005 |
| | 22,500 | March 26, 2005 |
| | 300,000 | June 8, 2005 |
| | 220,000 | July 7, 2005 |
| | 10,000 | August 31, 2005 |
| | 250,000 | September 26, 2005 |
| | 500,000 | December 8, 2005 |
| | 250,000 | January 7, 2006 |
| | 20,000 | March 1, 2006 |
| | 450,000 | March 26, 2006 |
| | 500,000 | June 8, 2006 |
| | 500,000 | July 7, 2006 |
| | 20,000 | September 1, 2006 |
| | 130,000 | September 26, 2006 |
| *US$* | *3,430,000* | ***Paid*** |
| | 500,000 | December 8, 2006 |
| | 500,000 | January 7, 2007 |
| | 30,000 | March 1, 2007 |
| | 130,000 | March 26, 2007 |
| | 2,000,000 | June 8, 2007 |
| | 150,000 | July 7, 2007 |
| | 30,000 | September 1, 2007 |
| | 65,000 | March 1, 2008 |
| *US$* | *3,405,000* | ***Commitments*** |
| US$ | 6,835,000 | **Total** |

A finder's fee in the aggregate of US$268,503 (2005 - US$303,750) is payable to a director of the Company, only in the event that all of the option agreements are exercised. The finder's fee will be recorded in the event that the option agreements are exercised.

**5. MINERAL PROPERTY INTERESTS (continued)**

(d) Candameña Mining District Property, Chihuahua

In December 2004, the Company signed two option agreements for the purchase of the Candameña Mining District Property ("Candameña"), located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares.

The Company agreed to pay US$7,000,000 over a four year period for the purchase of 4,602 hectares including the Nuevo Dolores, La Blanca and La Verde areas and all of the assets and the flotation mill located on the property. In addition, a 1% NSR is payable up to a maximum of US$4,000,000.

The Company has also agreed to pay US$600,000 over a four year period for the purchase of 613 hectares including the La Prieta mine.

The above amounts are paid and committed as follows:

| | | |
|---|---|---|
| US$ | 150,000 | November 22, 2004 |
| | 50,000 | February 22, 2005 |
| | 150,000 | May 22, 2005 |
| | 175,000 | November 22, 2005 |
| | 250,000 | May 22, 2006 |
| *US$* | *775,000* | ***Paid*** |
| | 250,000 | November 22, 2006 |
| | 350,000 | May 22, 2007 |
| | 1,275,000 | November 22, 2007 |
| | 1,575,000 | May 22, 2008 |
| | 3,375,000 | November 22, 2008 |
| *US$* | *6,825,000* | ***Commitments*** |
| US$ | 7,600,000 | **Total** |

The Company is currently negotiating an extension of the US$250,000 option payment due November 22, 2006 on the Candameña Property. The payment is subject to the results of the diamond drill program that it is currently underway.

## 5. MINERAL PROPERTY INTERESTS (continued)

(e) Quitaboca Claims, Sinaloa, Mexico

On November 25, 2004, the Company entered into an option agreement with Consorcio Minero Latinamericano, S.A. de C.V. ("Consorcio"), a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims (the "Quitaboca Claims") located in the State of Sinaloa, Mexico. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments by November 25, 2010. A 2.5% NSR on the claims may be purchased for US$500,000 during the term of the agreement or for a period of 12 months thereafter.

The above amounts are paid and committed as follows:

| | | |
|---|---|---|
| US$ | 20,000 | November 25, 2004 |
| | 30,000 | May 25, 2005 |
| | 50,000 | November 25, 2005 |
| | 75,000 | May 25, 2006 |
| *US$* | *175,000* | ***Paid*** |
| | 100,000 | November 25, 2006 |
| | 125,000 | May 25, 2007 |
| | 150,000 | November 25, 2007 |
| | 175,000 | May 25, 2008 |
| | 200,000 | November 25, 2008 |
| | 250,000 | May 25, 2009 |
| | 275,000 | November 25, 2009 |
| | 500,000 | May 25, 2010 |
| | 550,000 | November 25, 2010 |
| *US$* | *2,325,000* | ***Commitments*** |
| US$ | 2,500,000 | **Total** |

(f) Properties Written Off

In November, 2006, management elected not to proceed with the acquisitions of the Dios Padre Silver Project and the La Candelaria Silver Project. Accordingly, management has written off the historical investments in these properties totalling $1,895,107 and $191,151, respectively, as at September 30, 2006.

## 6. ACQUISITION OF FIRST SILVER RESERVE INC.

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver (the "Shareholder"). First Silver's primary business is silver mining and the acquisition, exploration and development of mineral claims with a primary focus on silver properties in Mexico. First Silver's wholly owned subsidiary, El Pilon, is the sole owner of the San Martin Silver Mine in Jalisco State, Mexico.

First Majestic purchased 24,649,200 common shares of First Silver (the "Acquisition") at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable to the Shareholder in three installments.

The first installment of $26,682,759 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. Two additional installments of $13,341,380, each representing 25% of the purchase price, are payable on each of the first and second anniversaries of the closing of the Acquisition. An interest amount of 6% per annum is payable quarterly on the two outstanding payments due after closing.

The Shareholder has also agreed to sell 3,700,000 common shares of First Silver to First Majestic on the same terms set out above if those shares are awarded to the Shareholder in a currently outstanding legal dispute.

The Acquisition has been accounted for using the purchase method with First Majestic identified as the acquirer and the business acquired recorded at estimated fair value and the results of operations of First Silver have been consolidated with the operations of the Company with effect from June 1, 2006.

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on the 63.75% of First Silver acquired, is as follows:

| | | |
|---|---|---|
| Allocation of purchase price | | |
| Net working capital | | $ 5,333,614 |
| Property, plant and equipment | | 2,534,571 |
| Mineral property interests: | | |
| Proven and probable mineral reserves | $ 13,785,004 | |
| Value of mineral resources beyond proven and probable | 58,105,050 | |
| | 71,890,054 | 71,890,054 |
| Future income taxes | | (21,516,178) |
| Asset retirement obligations | | (1,140,520) |
| Other long-term liabilities | | (1,286,788) |
| Non-controlling interest | | (2,226,893) |
| | | $ 53,587,860 |
| Consideration: | | |
| Cash on closing | | 26,682,760 |
| Short-term vendor liability | | 13,341,380 |
| Long-term vendor liability | | 13,341,380 |
| Other costs incurred relating to the Acquisition | | 222,340 |
| | | $ 53,587,860 |

## 6. ACQUISITION OF FIRST SILVER RESERVE INC. (continued)

The preliminary determination of the fair value of the First Silver assets and liabilities acquired is based on management's best estimate at the date of these financial statements. The Company has not completed its assessment of the fair value of the assets acquired which includes obtaining independent valuations for certain assets and liabilities and it expects to complete the process and finalize its estimates prior to December 31, 2006. Any changes to the preliminary allocation of fair value of the First Silver net assets acquired will be recorded in the period they are determined.

## 7. PLAN OF ARRANGEMENT WITH FIRST SILVER RESERVE INC.

On June 5, 2006, First Majestic and First Silver entered into a letter agreement whereby the parties agreed to enter into a business combination such that First Majestic would acquire 36.25% of the outstanding securities of First Silver which were not already owned by First Majestic and First Silver would become a wholly owned subsidiary of First Majestic. Under the arrangement (the "Arrangement"), First Majestic will acquire all of the issued and outstanding First Silver shares which it does not already own in consideration for either: (i) the issuance of one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment in the amount of $2.165 per First Silver share payable on the basis of 50% upon the completion of the Arrangement and the balance payable in two equal installments on the first and second anniversaries of the date of closing of the Arrangement, with interest payable quarterly and compounded annually at 6.0% per annum on the unpaid balances from the closing of the Arrangement.

The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and closed on September 14, 2006.

At closing, 12,500 stock options exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options exercisable at a price of $4.30 per share expiring on June 19, 2011 were granted in exchange for 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011. The stock options were fair valued at $693,000 using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.02%, estimated volatility of 67.92%, expected life of 2 to 3 years and expected dividend yield of 0%). Of this amount, $173,250 was credited to contributed surplus and formed part of the purchase price allocation and $519,750 has been recorded as deferred compensation and will be credited to contributed surplus in future periods as the related stock options vest.

The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

The Arrangement was accounted for using the purchase method with shares of First Majestic issued as partial consideration valued at $4.85 per share based on the average share price for the two days before and after the announcement date.

The former shareholders of First Silver have until December 13, 2006 to deposit their completed Letters of Transmittal and elect to receive either cash or shares of First Majestic on such terms as further described herein, after which time the former shareholders of First Silver shall only be entitled to receive shares of First Majestic. See Note 17(d). Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by a former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

## 7. PLAN OF ARRANGEMENT WITH FIRST SILVER RESERVE INC. (continued)

Based on the terms of the Arrangement, management has estimated that the majority of the former First Silver shareholders will elect to receive First Majestic shares and as a result, the consideration for the fair value of the 36.25% of First Silver assets and liabilities acquired has been recorded on the basis that 70% of the former First Silver shareholders will elect to receive First Majestic shares and 30% of the former First Silver shareholders will elect to receive cash.

The preliminary determination and allocation of the purchase price to the assets acquired and liabilities assumed, of the remaining 36.25% of First Silver acquired, is as follows:

| | | |
|---|---|---|
| Allocation of purchase price | | |
| Net working capital | | $ 1,636,781 |
| Property, plant and equipment | | 994,459 |
| Mineral property interests: | | |
| Proven and probable mineral reserves | $ 8,082,133 | |
| Value of mineral resources beyond proven and probable | 36,021,591 | |
| | 44,103,724 | 44,103,724 |
| Future income taxes | | (14,234,763) |
| Asset retirement obligations | | (413,439) |
| Other long-term liabilities | | (466,461) |
| Subtotal | | 31,620,301 |
| Non-controlling interest acquired | | 2,071,921 |
| | | $ 33,692,222 |
| Consideration: | | |
| Cash paid | | 41,135 |
| Issuance of shares | | 11,302,498 |
| Short-term Arrangement liability - cash and/or shares | | 20,404,979 |
| Long-term Arrangement liability - cash | | 1,679,962 |
| Fair value of options vested | | 173,250 |
| Other costs incurred relating to the Arrangement | | 90,398 |
| | | $ 33,692,222 |

The Company has not completed its assessment of the fair value of these assets which includes obtaining independent valuations for certain assets and liabilities and it expects to complete the process and finalize its estimates prior to December 31, 2006. Any changes to the estimate of the consideration paid and the preliminary allocation of fair value of the First Silver net assets acquired will be recorded in the period they are determined.

The Arrangement liability in the amount of $20,404,979 has been reclassified to current liabilities as of September 30, 2006, on the basis that on that date the shareholders of First Silver had an option to elect to receive either cash or shares in satisfaction of the liability, and therefore it is more appropriate to classify the obligation as a liability rather than as an equity instrument. Subsequent to the date of filing of the original interim financial statements for the three months ended September 30, 2006, only a small portion of the eligible First Silver shareholders elected to receive cash with the effect that $18,849,634 of the liability was or will be satisfied through the issuance of common shares, and only $1,555,345 was or will be satisfied through the payment of cash. Although the reclassification results in a negative working capital deficit in the amount of $22,624,454 the ultimate resolution of the Arrangement liability resulted in an issuance of shares valued at $18,849,634 and the remaining $1,555,345 through a decline in the Company's cash resources due to the significant number of First Silver shareholders who elected to receive shares rather than cash (also see Note 17(d)).

## 8. ACQUISITION OF DESMIN S.A. DE C.V.

In August 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Desmin S.A. de C. V. ("Desmin"), a privately held Mexican mining company. The Company will pay US$1.5 million over a six-month period for all the issued and outstanding shares of Desmin, resulting in Desmin becoming a wholly owned subsidiary of the Company. The agreement is subject to regulatory approval.

Desmin's primary asset is an exploitation contract with Industrias Peñoles, S.A. de C.V. ("Peñoles") which covers the operation of La Encantada Silver Mine located at the Coahuila State in Mexico. The exploitation contract between Desmin and Peñoles gives Desmin the right to all properties within the 700 hectare land package, including the operations of the mine and mill and all the auxiliary installations and associated equipment. In addition, Desmin has an agreement with Peñoles to purchase the La Encantada Silver Mine, including the mill and surrounding mining claims.

## 9. PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

| | September 30, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| La Parrilla Silver Mine | 9,940,252 | 366,511 | 9,573,741 | 6,437,069 | 318,214 | 6,118,855 |
| San Martin Silver Mine | 2,817,105 | 89,440 | 2,727,665 | 2,714,773 | 22,220 | 2,692,553 |
| Other | 90,120 | 22,724 | 67,396 | 34,236 | 18,529 | 15,707 |
| | 12,847,477 | 478,675 | 12,368,802 | 9,186,078 | 358,963 | 8,827,115 |

Details by specific assets are as follows:

| | September 30, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| Land | 57,703 | - | 57,703 | 54,740 | - | 54,740 |
| Automobile | 190,804 | 21,663 | 169,141 | 189,476 | 10,868 | 178,608 |
| Buildings | 1,004,674 | 57,771 | 946,903 | 1,015,030 | 46,396 | 968,634 |
| Machinery and equipment | 4,107,042 | 370,747 | 3,736,295 | 4,017,264 | 281,041 | 3,736,223 |
| Computer equipment | 35,558 | 3,723 | 31,835 | 29,557 | 1,741 | 27,816 |
| Office equipment | 156,877 | 24,771 | 132,106 | 118,207 | 18,917 | 99,290 |
| Construction in progress | 7,294,819 | - | 7,294,819 | 3,761,804 | - | 3,761,804 |
| | 12,847,477 | 478,675 | 12,368,802 | 9,186,078 | 358,963 | 8,827,115 |

## 10. SHARE CAPITAL

***Authorized*** - unlimited number of common shares without par value

| *Issued* | September 30, 2006 | | June 30, 2006 | |
|---|---|---|---|---|
| | Shares | $ | Shares | $ |
| Balance - beginning of period | 35,038,157 | 43,780,469 | 23,644,717 | 23,488,473 |
| Issued during the period | | | | |
| For cash: | | | | |
| Exercise of options | 30,000 | 109,500 | 710,000 | 963,900 |
| Exercise of warrants | 174,316 | 392,211 | 4,407,066 | 7,887,245 |
| Private placements | - | - | 6,076,374 | 10,661,751 |
| For exercise of special warrants (i) | 7,000,000 | 22,885,359 | - | - |
| For mineral properties | - | - | 200,000 | 450,000 |
| For First Silver Arrangement (Note 7) | 2,330,412 | 11,302,498 | - | - |
| Transfer of contributed surplus for stock options exercised | - | 26,700 | - | 329,100 |
| Balance - end of the period | 44,572,885 | 78,496,737 | 35,038,157 | 43,780,469 |

(i) On April 20, 2006, the Company completed a private placement financing of 7,000,000 special warrants at a price of $4.00 per special warrant for total gross proceeds of $28 million and net proceeds after expenses of the issue of $22,885,359. Each special warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole warrant will be exercisable at a price of $5.00 until October 20, 2007. The offering was completed through a sole underwriter, Sprott Securities Inc. The Company filed a short form prospectus dated July 19, 2006 qualifying the distribution of 7,000,000 common shares and 3,499,999 share purchase warrants issued upon the exercise of 7,000,000 special warrants and 420,000 broker warrants issued upon the exercise of 420,000 compensation options. The fair value of the warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.19%, estimated volatility of 49.55%, expected life of 1.5 years and expected dividend yield of 0%) and $2,607,000 was credited to contributed surplus.

***Stock Options***

In September 2006, the Company adopted a new stock option plan (the "2006 Plan") to replace the stock option plan approved by the Company's shareholders on December 15, 2005. The maximum number of shares reserved for issuance under the 2006 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the "market price" of the shares (as defined by the policies of the TSX Venture Exchange) or, if the shares are no longer listed for trading on the TSX Venture Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading. All stock options are subject to vesting with no more than 25% vesting upon issuance and 25% vesting each six months thereafter.

## 10. SHARE CAPITAL (continued)

### *Stock Options (continued)*

The changes in stock options for the period ended September 30, 2006 are as follows:

| | September 30, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry | Number of Shares | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry |
| Balance, beginning of the period | 2,954,600 | 2.43 | 1.46 years | 2,065,000 | 1.68 | 1.65 years |
| Granted | 587,500 | 4.29 | 4.23 years | 1,694,600 | 2.89 | 2.29 years |
| Exercised | (30,000) | 3.65 | 0.72 years | (710,000) | 1.36 | 0.83 years |
| Cancelled or expired | (75,000) | 3.97 | 1.53 years | (95,000) | 2.29 | 1.77 years |
| Balance, end of the period | 3,437,100 | 2.70 | 1.82 years | 2,954,600 | 2.43 | 1.46 years |

The following table summarizes the stock options outstanding and exercisable at September 30, 2006:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 2.05 | 170,000 | 170,000 | December 3, 2006 |
| 2.25 | 50,000 | 50,000 | December 31, 2006 |
| 1.85 | 5,000 | 5,000 | December 31, 2006 |
| 1.42 | 250,000 | 250,000 | February 10, 2007 |
| 2.25 | 100,000 | 100,000 | April 1, 2007 |
| 2.39 | 50,000 | 50,000 | April 18, 2007 |
| 1.80 | 360,000 | 360,000 | June 21, 2007 |
| 2.10 | 25,000 | 12,500 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 225,000 | 112,500 | December 16, 2007 |
| 1.79 | 200,000 | 200,000 | January 12, 2008 |
| 3.75 | 25,000 | 12,500 | March 8, 2008 |
| 4.05 | 100,000 | 50,000 | March 20, 2008 |
| 2.10 | 240,000 | 120,000 | November 9, 2008 |
| 2.45 | 650,000 | 325,000 | December 16, 2008 |
| 4.35 | 200,000 | 50,000 | April 13, 2008 |
| 5.04 | 49,600 | 12,400 | April 25, 2008 |
| 4.55 | 25,000 | 6,250 | July 6, 2008 |
| 3.28 | 12,500 | 3,125 | June 13, 2009 |
| 4.30 | 550,000 | 137,500 | June 19, 2011 |
| | 3,437,100 | 2,176,775 | |

## 10. SHARE CAPITAL (continued)

### *Stock Options (continued)*

During the period ended September 30, 2006, the Company granted stock options to directors, officers, employees and consultants to purchase 587,500 shares of the Company. Pursuant to the Company's policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $158,289 has been recorded as an expense in the period.

The fair value of stock options granted is estimated using the *Black-Scholes Option Pricing Model* with the following assumptions:

| | September 30, 2006 | June 30, 2006 |
|---|---|---|
| Risk-free interest rate | 4.02% - 4.45% | 3.02% - 4.19% |
| Estimated volatility | 49.70% - 67.92% | 43%-58% |
| Expected life | 1.5 to 3.0 years | 1.0 - 2.5 years |
| Expected dividend yield | 0% | 0% |

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

### *Share Purchase Warrants*

The changes in share purchase warrants for the period ended September 30, 2006 are as follows:

| | September 30, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry |
| Balance, beginning of the year | 2,693,139 | 2.44 | 1.38 years | 4,062,018 | 1.75 | 0.57 years |
| Issued (i) | 3,919,999 | 4.89 | 1.33 years | 3,038,187 | 2.42 | 2.00 years |
| Exercised | (174,316) | 2.25 | 1.11 years | (4,407,066) | 1.79 | 0.24 years |
| Balance, end of the year | 6,438,822 | 3.94 | 1.09 years | 2,693,139 | 2.44 | 1.38 years |

(i) The Company filed a short form prospectus dated July 19, 2006 qualifying the distribution of 7,000,000 common shares and 3,499,999 share purchase warrants issued upon the exercise of 7,000,000 special warrants and 420,000 broker warrants issued upon the exercise of 420,000 compensation options. Each share purchase warrant is exercisable to purchase one common share at $5.00 per share until October 20, 2007. Each broker warrant is exercisable to purchase one common share at $4.00 per share until October 20, 2007.

## 10. SHARE CAPITAL (continued)

***Share Purchase Warrants (continued)***

The following table summarizes the share purchase warrants outstanding at September 30, 2006:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 1,018,823 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,499,999 | October 20, 2007 |
| 2.60 | 1,500,000 | December 14, 2007 |
| | 6,438,822 | |

## 11. CONTRIBUTED SURPLUS

The components of contributed surplus are as follows:

| | September 30, 2006 $ | June 30, 2006 $ |
|---|---|---|
| Balance, beginning of the period | 4,272,294 | 1,333,137 |
| Stock option expense during the period | 158,289 | 528,112 |
| Stock option expense of subsidiary, net of non-controlling interest portion of $356,712 | - | 720,145 |
| Fair value of First Majestic options exchanged for First Silver options | 341,710 | - |
| Compensation options issued during the period | - | 550,000 |
| Warrants issued during the period | 2,607,000 | 1,470,000 |
| Transfer to share capital for options exercised during the period | (26,700) | (329,100) |
| | 7,352,593 | 4,272,294 |

## 12. RELATED PARTY TRANSACTIONS

During the period ended September 30, 2006, the Company:

(a) incurred $45,253 (2005 - $35,398) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $15,000 (2005 - $19,500) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $46,313 (2005 - $35,950) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

## 13. SEGMENTED INFORMATION

The Company considers that it has two operating segments as a result of the acquisition of First Silver. These reportable operating segments are summarized in the table below. Full year comparatives have been provided as the quarter ended September 30, 2005 does not provide relevant information.

| | Period ended September 30, 2006 | | | |
|---|---|---|---|---|
| | First Silver Mexican operations | First Majestic Mexican operations | Corporate and other eliminations (1) | Totals |
| Mineral sales | $ 3,982,852 | $ 633,829 | $ - | $ 4,616,681 |
| Depletion and depreciation | 1,733,800 | 88,098 | 4,195 | 1,826,093 |
| Net interest and other income | 228,116 | 44,232 | 102,155 | 374,503 |
| Interest expense | - | - | 399,145 | 399,145 |
| Income tax recovery | 273,504 | - | - | 273,504 |
| Segment loss | (252,494) | (2,389,352) | (1,052,588) | (3,694,434) |
| Total long-lived assets | 117,725,196 | 20,532,739 | 67,396 | 138,325,331 |

(1) All corporate operations are in Canada.

| | Year ended June 30, 2006 | | | |
|---|---|---|---|---|
| | First Silver Mexican operations | First Majestic Mexican operations | Corporate and other eliminations (1) | Totals |
| Mineral sales | $ 2,083,243 | $ 2,076,049 | $ - | $ 4,159,292 |
| Depletion and depreciation | 1,233,931 | 754,143 | 9,441 | 1,997,515 |
| Net interest and other income | (137,520) | 30,162 | 385,020 | 277,662 |
| Interest expense | - | - | 135,972 | 135,972 |
| Income tax expense | (204,901) | - | - | (204,901) |
| Segment loss before non-controlling interest | (1,215,953) | (1,916,240) | (3,103,075) | (6,235,268) |
| Total long-lived assets | 73,368,446 | 17,159,691 | 52,765 | 90,580,902 |

(1) All corporate operations are in Canada.

## 14. CONTINGENT LIABILITIES

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however the outcome of this litigation is not presently determinable.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The maximum potential remittance is approximately $980,000 however the Company is in the process of obtaining confirmation that the appropriate remittances have been made and does not anticipate that the amount owing, if any, will be significant.

In July 2006, an action was commenced against the Company by a former executive who alleges that the Company breached a March 2005, stock option agreement. The plaintiff is seeking money damages or, if the court finds this inappropriate, 25,000 common shares of the Company plus interest. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

## 15. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future installments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the amount received from the bank but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $2,695,436. The Company recorded this liability at its best estimate of fair value in the amount of $1,286,788 as part of the acquisition of First Silver (Note 6).

## 16. COMMITMENTS

The Company is obligated to make certain payments and issue shares, as described in Note 5, in connection with the acquisition of its mineral property interests.

The Company is obligated to make certain interest, share and cash payments, as described in Notes 6, 7 and 8, in connection with the acquisition of a controlling interest in First Silver, the Arrangement with First Silver and the acquisition of Desmin, respectively.

The Company is committed to making severance payments to two officers in the event that there is a change of control of the Company. These amounts aggregate US$189,000 at September 30, 2006.

The Company is committed to annual office lease payments totalling $165,813 until July 31, 2007.

Under Mexican regulations, employees (excluding directors and senior management) are eligible for a profit sharing bonus of 10% of annual profit (before taxes). The amount of the profit sharing bonus accrued as a component of cost of sales at September 30, 2006 is $260,698 (2005 - $nil) which will be paid to the employees of El Pilon in May 2007.

## 17. SUBSEQUENT EVENTS

Subsequent to September 30, 2006:

(a) The Company issued 170,000 common shares for proceeds of $348,500 pursuant to the exercise of stock options.

(b) The Company granted 50,000 stock options exercisable at a price of $3.29 per share expiring on October 16, 2008 and 100,000 stock options exercisable at a price of $3.28 per share expiring on October 17, 2008 to employees of the Company.

(c) The Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company for a period of two years from closing at a price of $4.25 per share. A finder's fee of $189,500 cash and 122,824 warrants exercisable at a price of $4.25 per share for a two-year period were paid on a portion of this private placement. The net proceeds of the offering will be used by the Company for exploration, development and capital expenditures on the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, all located in Mexico, and for general working capital purposes.

(d) Pursuant to the September 14, 2006 Plan of Arrangement to acquire the remaining 36.25% of First Silver (Note 7), the shareholders of First Silver had to elect to receive cash by December 13, 2006, otherwise they could only receive shares of the Company. By December 14, 2006, the former shareholders of First Silver had elected to receive cash of $1,555,345, for 718,404 common shares of First Silver tendered before December 14, 2006. Half of this amount, or $777,673, was paid immediately and the balance is payable in two equal installments of $383,836 on the first and second anniversaries of the closing of the Arrangement. The remaining shareholders of 3,840,503 common shares of First Silver may only receive shares of the Company.

## SCHEDULE "A"

## FIRST MAJESTIC SILVER CORP.

## (FORMERLY FIRST MAJESTIC RESOURCE CORP.)

### CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

### FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006

| | La Parrilla | San Martin | Chalchihuites | Dios Padre | Candamena | Candelaria | Quitaboca | La Encantada | Total |
|---|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Balance - beginning of the period** | 4,609,691 | 70,675,894 | 2,959,437 | 1,703,356 | 1,614,862 | 190,547 | - | - | 81,753,787 |
| **Expenditures during the period** | | | | | | | | | |
| Consulting | - | - | 46,350 | 27,003 | 58,734 | - | 2,012 | 3,599 | 137,698 |
| Filing fees | 2,840 | - | 154,288 | 2,840 | 5,993 | - | - | - | 165,961 |
| Mine exploration costs | 91,957 | - | 110,240 | 30,006 | 1,056 | 604 | | - | 233,863 |
| Reports and assays | - | - | 1,753 | 3,278 | 6,043 | - | - | 1,526 | 12,600 |
| | 94,797 | - | 312,631 | 63,127 | 71,826 | 604 | 2,012 | 5,125 | 550,122 |
| **Acquisition costs during the period (net)** | 1,072,278 | 45,780,214 | 256,112 | 128,624 | - | - | - | - | 47,237,228 |
| Less: write off of mineral properties | - | - | - | (1,895,107) | - | (191,151) | - | - | (2,086,258) |
| Less: depletion | (39,772) | (1,458,578) | - | - | - | - | - | - | (1,498,350) |
| **Balance, end of the period** | 5,736,994 | 114,997,530 (1) | 3,528,180 | - | 1,686,688 | - | 2,012 (1) | 5,125 (2) | 125,956,529 |

(1) For properties held by First Silver, all amounts are aggregated into acquisition costs. No part of the purchase price was allocated to the Quitaboca property.

(2) See Note 8 – Acquisition of Desmin S.A. de C.V.

**(See Note 5)**


FIRST MAJESTIC
SILVER CORP.

# Restated Management's Discussion and Analysis

## For the three months ended September 30, 2006

**Dated as of December 1, 2006, but updated to reflect changes resulting from the restated financial statements at February 16, 2007.**

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**RESTATED MANAGEMENT'S DISCUSSION & ANALYSIS**

## Introduction

*This restated Management's Discussion and Analysis of FIRST MAJESTIC SILVER CORP. ("First Majestic" or the "Company") provides analysis of the Company's financial results for the three months ended September 30, 2006. The following information is prepared as of December 1, 2006 (the "Report Date") and is updated to reflect changes from the restated financial statements as at February 16, 2007, and should be read in conjunction with the accompanying restated interim consolidated financial statements and the audited consolidated financial statements for the year ended June 30, 2006 ("Fiscal 2006"). Additional information on the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.*

### *Restatement*

Subsequent to the original filing of the Company's unaudited interim consolidated financial statements for the period ended September 30, 2006, the Company determined that errors had been made in the calculation of depletion, the mineral property interests, future income taxes, the future income tax liability and in the balance sheet classification of the Arrangement liability described in Note 7 to those financial statements. In addition, certain items in the consolidated statements of cash flows represented non-cash items rather than cash flows. These errors have been corrected in these restated interim financial statements as follows:

| | As originally reported | As restated |
|---|---|---|
| **A. Statement of Operations and Deficit** | | |
| Depletion | 3,604,267 | 1,498,350 |
| Loss before income taxes | (6,073,885) | (3,967,938) |
| Future income tax recovery | 917,898 | 307,183 |
| Net loss for the period | (5,189,636) | (3,694,434) |
| Deficit, end of period | 24,703,421 | 23,208,219 |
| Basic and diluted loss per common share | (0.13) | (0.09) |
| | | |
| **B. Balance Sheet** | | |
| Mineral property interests | 120,448,173 | 125,956,529 |
| Property, plant and equipment | 11,489,364 | 12,368,802 |
| Total assets | 148,309,142 | 154,696,936 |
| Future income taxes | 28,966,573 | 33,859,165 |
| Current portion of Arrangement liability | 5,039,885 | 20,404,978 |
| Total liabilities | 71,452,835 | 91,710,521 |
| Shareholders' equity | 76,856,308 | 62,986,416 |
| Share capital to be issued | 15,365,094 | - |
| | | |
| **C. Statement of Cash Flows** | | |
| (i) Operating Activities | | |
| Cash used in operating activities | (1,795,451) | (1,872,304) |
| (ii) Investing Activities | | |
| Additions to plant and equipment | (5,076,250) | (2,989,992) |
| Expenditures on mineral properties | (35,086,694) | (1,831,988) |
| Acquisition of First Silver Reserve Inc. less cash acquired | - | (1,391,550) |
| Cash used in investing activities | (40,382,603) | (6,433,189) |
| (iii) Financing Activities | | |
| Issuance of common shares and subscriptions, net of issue costs | 34,716,268 | 501,711 |
| Issuance of common shares to be issued | 15,365,094 | - |
| Issuance of special warrants, net of issue costs | (25,524,894) | - |
| Other cash liabilities | 175,947 | - |
| Arrangement liability | 6,719,847 | - |
| Cash from financing activities | 34,374,272 | 501,711 |

In addition, this Management's Discussion and Analysis was restated to incorporate the impact of the changes to the interim financial statements for the three months ended September 30, 2006.

### *Forward-Looking Information*

*Except for statements of fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company's Annual Information Form under the heading "Risk Factors". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.*

### *Nature of Business*

The Company is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The common shares of the Company trade on the TSX Venture Exchange under the symbol "FR". The common shares are also quoted on the "Grey Market" in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

Pursuant to a resolution passed by shareholders on September 7, 2006, the Company changed its name from "First Majestic Resource Corp." to "First Majestic Silver Corp." on November 22, 2006.

The Company and its subsidiaries, First Majestic Resources Mexico, S.A. de C.V. ("FMR Mexico"), First Silver Reserve Inc. ("First Silver"), Mineral El Pilon S.A. de C.V. ("El Pilon") and Desmin S.A. de C.V. ("Desmin") are collectively referred to as the "Company".

### *Highlights*

- The Plan of Arrangement with First Silver was completed on September 14, 2006 and the common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

- Construction of the new 800 tpd mill at the La Parrilla Silver Mine continued and is now nearing completion. The old mill has been replaced by a newer and much larger facility. One 400 tonnes per day ("tpd") line was commissioned in October and the mill is anticipated to reach its capacity of 800 tpd in the quarter ending December 31, 2006;

- The Company completed the acquisitions of the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico;

- The Company entered into an agreement to acquire Desmin, a privately held Mexican mining company whose primary asset is an exploitation contract which covers the operation of the La Encantada Silver Mine located in the Coahuila State of Mexico. Subsequent to the period end, the first payment of US$500,000 was made on the acquisition and the Company took over the operations of Desmin effective November 1, 2006; and

- Subsequent to the period end, the Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300. The net proceeds of the offering will be used for exploration, development and capital expenditures on the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, all located in Mexico, and for general working capital purposes.

***Acquisition of First Silver Reserve Inc.***

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 (the "Share Purchase Agreement") to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver (the "Shareholder"). First Silver's primary business is silver mining and the exploration and development of mineral claims with a primary focus on silver in Mexico. First Silver's wholly owned subsidiary, El Pilon, is the sole owner of the San Martin Silver Mine in Jalisco State, Mexico.

First Majestic purchased 24,649,200 common shares of First Silver (the "Acquisition") at a price of $2.165 per share for an aggregate of $53,365,519 payable to the Shareholder in three instalments. The first instalment of $26,682,759 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. Two additional instalments of $13,341,380, each representing 25% of the purchase price, are payable on each of the first and second anniversaries of the closing of the Acquisition. An interest amount of 6% per annum is payable quarterly on the two outstanding payments due after closing.

The Shareholder has also agreed to sell 3,700,000 common shares of First Silver to First Majestic on the same terms set out above if those shares are awarded to the Shareholder in a currently outstanding legal dispute.

***Plan of Arrangement with First Silver Reserve Inc.***

On June 5, 2006, First Majestic and First Silver entered into a letter agreement whereby the parties agreed to enter into a business combination such that First Majestic would acquire all of the outstanding securities of First Silver and First Silver would become a wholly owned subsidiary of First Majestic. Under the arrangement (the "Arrangement"), First Majestic would acquire all of the issued and outstanding First Silver shares which it did not already own in consideration for either: (i) the issuance of one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment in the amount of $2.165 per First Silver share payable on the basis of 50% upon the completion of the Arrangement and the balance payable in two equal instalments on the first and second anniversaries of the date of closing of the Arrangement, with interest payable quarterly and compounded annually at a rate of 6.0% per annum on the unpaid balances from the closing of the Arrangement.

The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and became effective on September 14, 2006. At closing, 12,500 stock options exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options exercisable at a price of $4.30 per share expiring on June 19, 2011 were granted in exchange for 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011. The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

The shareholders of First Silver have until December 13, 2006 to deposit their completed Letters of Transmittal and elect to receive either cash or shares of First Majestic on the terms set out above, after which time the former shareholders of First Silver shall only be entitled to receive shares of First Majestic. To date, 2,502,799 common shares of First Majestic have been issued and $567,787 has been paid to the former shareholders of First Silver pursuant to the Arrangement. Other than the First Silver shares held by First Majestic, approximately 5.5 million shares of First Silver have been tendered to date and approximately 8.6 million shares of First Silver remain to be tendered.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by a former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

The Arrangement liability in the amount of $20,404,979 (see Note 7 of the financial statements) has been reclassified to current liabilities as of September 30, 2006, on the basis that on that date the shareholders of First Silver had an option to elect to receive either cash or shares in satisfaction of the liability, and therefore it is more appropriate to classify the obligation as a liability rather than as an equity instrument. Subsequent to the date of filing of the original interim financial statements for the three months ended September 30, 2006, only a small portion of the eligible First Silver shareholders elected to receive cash with the effect that $18,849,634 of the liability was or will be satisfied through the issuance of common shares, and only $1,555,345 was or will be satisfied through the payment of cash. Although the reclassification results in a negative working capital deficit in the amount of $22,624,454 the ultimate resolution of the Arrangement liability resulted in an issuance of shares valued at $18,849,634 and the remaining $1,555,345 through a decline in the Company's cash resources due to the significant number of First Silver shareholders who elected to receive shares rather than cash (also see Note 17(d) of the financial statements).

***La Parrilla Silver Mine, Durango, Mexico***

The 100% owned La Parrilla Silver Mine is located between the cities of Durango and Zacatecas in west central Mexico.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions surrounding the Company's La Parrilla Silver Mine. The Company has the right to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years. In addition to these payments, the agreements call for a royalty payment of 1.5% NSR with a maximum ceiling of US$2,500,000. The Company has the option to purchase the royalty at any time for US$2,000,000.

During the quarter ended September 30, 2006, production levels were maintained at approximately 180 tonnes per day. This rate allowed for the upgrade of the interior of the mine and mill installations including the replacement and addition of equipment and the definition of the metallurgical parameters which were required in order to meet the final 800 tpd capacity. During the first quarter, underground development continued to access fresh ore at the different mine areas within the property such as Rosarios, La Rosa and San Marcos and to prepare new mining areas for an increase in production in the coming months. Drilling has continued and at the end of the first quarter, 92 holes totalling 21,320 metres were completed. The purpose of the ongoing diamond drill and development programs is to increase the mineable tonnage and to continue upgrading the resource/reserve numbers to *National Instrument 43-101* compliance.

During the first quarter ended September 30, 2006, 1,035 metres of underground drifting was completed, both for the development of new stopes and for the exploration of new ore resources. Production from underground areas of the mine in the first quarter totalled 11,073 tonnes. The produced tonnage was fed to the mill with an average grade of 190 grams per tonne ("g/t") of silver and 0.2 g/t of gold. A total of 46,879 ounces of equivalent silver were recovered in the quarter ended September 30, 2006. This level of production indicates a decrease of 13% versus the 53,969 ounces of equivalent silver produced in the fourth quarter of Fiscal 2006. This decrease resulted from a reduction of grade of 20 g/t at the mill, originated by an increase of ore feed from development areas, and the interference of the construction in some areas of the mill such as the installation of new filters in the clarification area.

A higher average cost of US$13 per equivalent ounce of silver resulted from the lower tonnage. By maintaining these lower levels during the expansion and construction phase, the full mining staff is now trained and ready for the increase in production to 800 tpd.

The following table was extracted from a technical report titled "Geological Evaluation of the La Parrilla Property, State of Durango, Mexico" prepared by J.N. Helsen, Ph.D., P. Geo. dated September 6, 2006 and filed on SEDAR on September 19, 2006. Dr. Helsen is independent of the Company and a Qualified Person for the purposes of *National Instrument 43-101*. The complete report can be viewed on SEDAR at www.sedar.com or on the Company's website at www.firstmajestic.com. The Company is continuing its exploration program at the La Parrilla Silver Mine in order to expand the measured and indicated resource base and determine the portion of the resource which relates to proven and probable reserves.

| Resources | Tonnes | Grade Ag g/t | Grade Au g/t | Total Silver ounces | Ounces Silver Equiv. |
|---|---|---|---|---|---|
| Indicated | 960,098 | 329 | 0.14 | 10,155,311 | 10,402,131 |
| Measured | 66,835 | 274 | 0.05 | 589,815 | 596,563 |
| Total Measured+ Indicated | 1,026,933 | 325 | 0.13 | 10,745,126 | 10,998,694 |

***San Martin Silver Mine, Jalisco, Mexico***

The 100% owned San Martin Silver Mine is located near the town of San Martin de Bolaños on the Bolaños River in Northern Jalisco State, Mexico. Prior to acquisition by the Company, the San Martin Silver Mine produced 2,026,621 ounces of silver in 2005.

In order to increase the reserves at the San Martin Silver Mine, the Company has implemented a very aggressive program of development and diamond drill exploration with the objective of upgrading measured and indicated resources to the reserve categories. A *National Instrument 43-101* technical report is expected to be completed in January 2007.

During the quarter ended September 30, 2006, a total of 1,575 meters of development for preparation and exploration were achieved and a total of 985 meters of diamond drilling in underground areas were completed.

Production at the mill was 66,252 tonnes with an average grade of 201 g/t of silver and a recovery of 85%, with a total production of 395,040 ounces of silver equivalent produced at a cost of US$7.50 per ounce.

***Chalchihuites Group of Properties, Zacatecas, Mexico***

The Company has entered into a number of agreements to acquire mining concessions located in Chalchihuites, Zacatecas, Mexico located approximately 45 kilometres southeast of the La Parrilla Silver Mine.

During the period from July to August, exploration of La Esmeralda, El Magistral, San Juan and Perseverancia continued. The drilling of 23 holes for 6,012 meters was completed, sampling the different targets located at the area. Special attention was given to Perseverancia with 9 surface holes totalling 2,419 meters and 3 underground holes totalling 127 meters. At the San Juan Mine, 5 holes totalling 1,543 meters were completed and the remaining 6 holes totalling 1,922 meters were completed at other targets.

The results of this exploration indicated that the potential at El Magistral and La Esmeralda was limited and accordingly in October 2006, management elected not to make further option payments on these properties and the historical investment totalling $384,930 was expensed at June 30, 2006. The Perseverancia and San Juan areas, however, continue to show good potential and additional exploration is planned for those areas.

During this period, a 210 meter ramp from the surface at the San Juan mine was developed. The objective was to intersect a vein structure and a replacement area previously defined by diamond drilling and old mining works. In the quarter ended December 31, 2006, production of sulphide ore will be sent to the La Parrilla mill.

***Candameña Mining District Property, Mexico***

The Company has two option agreements for the purchase of the Candameña Mining District Property ("Candameña"), located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares. The Company has also agreed to pay US$600,000 over a four-year period for the purchase of 613 hectares including the La Prieta mine.

During the first quarter ended September 30, 2006, a road to provide access to the La Verde-La Prieta vein system was completed and a diamond drill program of 2,500 meters began on this project with the objective to indicate and define silver bearing ore within the 4 km vein system. To date there are two rigs operating on this project.

The Company is currently negotiating an extension of the US$250,000 option payment due November 22, 2006 on the Candameña Property. The payment is subject to the results of the diamond drill program that it is currently underway. Management intends to focus most of its efforts and resources on the Company's operating mines instead of its grassroots projects. Accordingly, it is in discussions with potential joint venture partners for the Candameña Property.

*La Candelaria Silver Project, Hostotipaquillo, Jalisco, Mexico*

In November, 2006, management elected not to proceed with the acquisition of the La Candelaria Silver Project. Accordingly, management has written off the historical investment in this property totalling $191,151 as at September 30, 2006.

*Quitaboca Silver Project, Sinaloa, Mexico*

Through the Company's investment in First Silver, the Company has an agreement to acquire a 100% interest in seven mining claims (known as the Quitaboca property) consisting of 3,718 hectares located in the State of Sinaloa, Mexico. To complete the purchase, the Company is required to pay a total of US$2,500,000 in staged cash payments by November 25, 2010. A 2.5% net smelter return royalty on the claims may be purchased for US$500,000 during the term of the agreement or for a period of 12 months thereafter. A US$100,000 option payment due November 25, 2006 on the Quitaboca property was met by the Company.

During the last twelve months, El Pilon's activities were focused on a geologic survey of the area in order to define the potential areas for exploration. Seven main vein structures were identified. A camp site and road access were completed during this period and a diamond drill program is scheduled for the latter part of 2006 or early 2007. An additional 1,416 hectares was staked by the Company to increase the Quitaboca land position to 5,134 hectares.

During the quarter ended September 30, 2006, the road was completed to the first exploration area that covers the Colateral and Jesus Maria veins, the explosives permit to operate in this area was obtained and tunnelling is planned for the quarter ended December 31, 2006.

Management intends to focus most of its efforts and resources on the Company's operating mines instead of its grassroots projects. Accordingly, it is in discussions with potential joint venture partners for the Quitaboca property.

*Dios Padre Silver Project, Sonora, Mexico*

In November, 2006, management elected not to make further option payments on the Dios Padre Project. Accordingly, management has written off the historical investment in this property totalling $1,895,107 as at September 30, 2006.

*Acquisition of Desmin S.A. de C.V.*

In August 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Desmin S.A. de C.V. ("Desmin"), a privately held Mexican mining company. The Company will pay US$1.5 million over a six-month period for all the issued and outstanding shares of Desmin, resulting in Desmin becoming a wholly owned subsidiary of the Company. Subsequent to the period end, the first payment of US$500,000 was made on the acquisition and the Company took over the operations of Desmin effective November 1, 2006. The agreement is subject to regulatory approval.

Desmin's primary asset is an exploitation contract with Industrias Peñoles, S.A. de C.V. ("Peñoles") which covers the operation of the La Encantada Silver Mine located at the Coahuila State in Mexico. The exploitation contract between Desmin and Peñoles gives Desmin the right to all properties within the 700 hectare land package, including the operations of the mine and mill and all the auxiliary installations and associated equipment. In addition, Desmin has an agreement with Peñoles to purchase the La Encantada Silver Mine, including the mill and surrounding mining claims.

The La Encantada silver mine is presently producing 800,000 ounces of silver per year. The mill, which has a total capacity of 800 tonnes per day, is processing 250 tonnes per day of oxide ore grading 500 g/t silver, representing less than 40% mill capacity. The Company anticipates these production numbers can be improved significantly over the coming months with additional capital expenditures. In addition, the surrounding ground of 700 hectares represents excellent exploration and development potential, with several areas of immediate interest already defined.

***Results of Operations***

During the first quarter ended September 30, 2006, the Company incurred a net loss of $3,694,434 or $0.09 per common share, compared to a net loss of $688,914 or $0.03 per common share for the same quarter in the prior fiscal year. The increased net loss, an additional $3,005,520 or 436%, can be attributed to the write down of the Dios Padre and the La Candelaria silver projects, and from much higher levels of corporate activity and the consolidation of operating results of First Silver.

Revenues were $4,616,681 in the first quarter ended September 30, 2006 compared to $277,586 for the first quarter of Fiscal 2006. Revenues were attributed to the production of 441,879 ounces of equivalent silver (2005 – 36,000 ounces of equivalent silver) reflecting 46,879 ounces of equivalent silver from the La Parrilla Silver Mine and 395,040 ounces of equivalent silver from the San Martin Silver Mine.

Cost of sales (excluding accretion of the asset retirement obligation, depreciation and depletion) amounted to $3,197,200 and consisted of cost of sales of $2,497,948 and $699,252 from the San Martin Silver Mine and the La Parrilla Silver Mine, respectively. In the first quarter of Fiscal 2005, cost of sales amounted to $462,085 and related solely to operations at the La Parrilla Silver Mine.

Expenses increased by $5,090,067 to $5,651,329 (2005 - $561,262) due primarily to the consolidation of operating results of First Silver and the write down of the two mineral properties referred to above. Details of significant changes in general and administrative expenses are as follows:

- Accounting and administrative services was $407,040 in the first quarter and included $402,586 in non-recurring general and administrative expenses of First Silver. In the same quarter the prior fiscal year, this expense was $23,542.

- Depletion was $1,498,350 in the current quarter and included $1,458,578 relating to the operations of the San Martin Silver Mine and $39,772 for the operations at the La Parrilla Silver Mine. In comparison, this expense was $90,231 for the operations at the La Parrilla Silver Mine in the same quarter the prior year. The rate of depletion on the proven and probable mineral reserves acquired from First Silver was calculated on a unit of production basis by dividing the production for the quarter into the estimated proven and probable reserve base (the denominator), and multiplying it by the estimated fair value of the producing mineral property at San Martin determined on the date of acquisition. Similarly, depreciation expense was $327,743 compared to $49,623 for the quarter ended September 30, 2006.

- There were also general increases in almost all categories of expenses in the first quarter of the current fiscal year. These increases are consistent with the type of growth experienced by the Company in the past year.

- In November 2006, management elected not to proceed with the acquisitions of the Dios Padre Silver Project and the La Candelaria Silver Project. Accordingly, management has written off the historical investments in these properties totalling $1,895,107 and $191,151, respectively, at September 30, 2006. There was no comparable expense in the same quarter for the prior fiscal year.

Income taxes for the first quarter ended September 30, 2006 amounted to a recovery of $273,504, all of which relates to the operations of First Silver, and comprises current income taxes of ($33,679) and a recovery of $307,183 for the provision for future income taxes. In comparison, there was no such recovery in the first quarter of Fiscal 2005.

Net interest and other income for the first quarter ended September 30, 2006 was $374,503 (2005 – $16,733), the increase being attributable to the investment of proceeds from a $28 million special warrant private placement completed in the fourth quarter of Fiscal 2006.

***Summary of Quarterly Results***

The selected information set out below has been gathered from quarterly financial statements for the most recent eight quarters:

| | 2007 | 2006 | | | | 2005 | | |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Net sales | 4,616,681 | 2,725,624 | 671,435 | 484,647 | 277,586 | 202,518 | 271,510 | 439,972 |
| Net loss | (3,694,434) | (3,151,860) | (995,998) | (829,114) | (688,914) | (978,743) | (750,323) | (1,649,447) |
| Basic and diluted net loss per common share | (0.09) | (0.07) | (0.03) | (0.03) | (0.03) | (0.04) | (0.03) | (0.08) |

The results for the first quarter ended September 30, 2006 and the fourth quarter of Fiscal 2006 include the operating results of First Silver for the three months ended September 30, 2006 and the month of June, 2006, respectively. In the first quarter of the current fiscal year, the Company also expensed mineral property interests totalling $1,895,107 and $191,151, respectively, relating to Dios Padre Silver Project and the La Candelaria Silver Project, respectively.

In the fourth quarter of Fiscal 2006, stock based compensation was $1,292,007 and included the consolidation of $1,076,857 of stock based compensation relating to First Silver. Accounting and administrative services was $532,192 and included $484,917 of non-recurring accounting and administrative costs relating to First Silver. Depletion was $1,366,618 and included $1,211,711 relating to First Silver. The Company also expensed mineral property interests in the amount of $384,930 relating to two of the Chalchihuites properties, known as El Magistral and La Esmeralda.

The Company commenced commercial production at the La Parrilla Silver Mine during the second quarter of Fiscal 2005. In the second quarter of 2005, the Company also recorded an amount of $1,019,602 as a write-off of the Niko and Platino properties.

***Change of Year End***

The Company intends to change the ending date of its financial year from June 30 to December 31, starting with the financial period July 1, 2006 to December 31, 2006. The change in the Company's fiscal year end is proposed so that the Company will have the same fiscal year end as its three operating subsidiaries, FMR Mexico, El Pilon and Desmin. With respect thereto, the Company has sought and obtained the approval of Canada Revenue Agency and the directors of the Company have approved the proposed change.

To facilitate the change, the Company will report a one-time, six-month transition year covering the period ended December 31, 2006. Subsequent to the transition year, the first full financial year will cover the period January 1, 2007 to December 31, 2007.

***Liquidity***

Under the terms of the Arrangement, the Company could be obligated to make cash payments to a maximum amount of $18.6 million in the event that the remaining shareholders of First Silver elect the cash option pursuant to the share purchase offer. Up to $9.3 million of this balance would be paid or payable by December 13, 2006 with the balance payable in two equal instalments on September 14, 2007 and September 14, 2008, respectively.

At September 30, 2006, the Company had a working capital deficiency of $22,624,454 and cash and cash equivalents of $8,768,006 compared to working capital of $3,353,546 and cash and cash equivalents of $16,571,788 at June 30, 2006. Current liabilities at September 30, 2006 include the current portion of a long-term vendor liability relating to the Acquisition of First Silver in the amount of $13,341,380 as well as the current portion of a liability relating to the Arrangement in the amount of $20,404,979.

The Arrangement liability in the amount of $20,404,979 (see Note 7 of the financial statements) has been reclassified to current liabilities as of September 30, 2006, on the basis that on that date the shareholders of First Silver had an option to elect to receive either cash or shares in satisfaction of the liability, and therefore it is more appropriate to classify the obligation as a liability rather than as an equity instrument. Subsequent to the date of filing of the original interim financial statements for the three months ended September 30, 2006, only a small portion of the eligible First Silver shareholders elected to receive cash with the effect that $18,849,634 of the liability was or will be satisfied through the issuance of common shares, and only $1,555,345 was or will be satisfied through the payment of cash. Although the reclassification results in a negative working capital deficit in the amount of $22,624,454 the ultimate resolution of the Arrangement liability resulted in an issuance of shares valued at $18,849,634 and the remaining $1,555,345 through a decline in the Company's cash resources due to the significant number of First Silver shareholders who elected to receive shares rather than cash (also see Note 17(d) of the financial statements).

Funds surplus to the Company's short-term operating needs are invested in highly liquid short-term investments with maturity of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations. In addition, the Company has provided deposits of $1,149,677 in connection with the purchase of silver futures contracts.

At September 30, 2006, the Company had futures contracts for the receipt of 85,000 ounces of silver in December 2006 at a price of US$12.80 per ounce. The fair value of these contracts at September 30, 2006 is $119,586. In comparison at June 30, 2006, the Company had futures contracts for the receipt of 85,000 ounces of silver in September 2006 at a price of US$10.384 per ounce.

During the three months ended September 30, 2006, the Company received $109,500 pursuant to the exercise of 30,000 stock options and $392,211 pursuant to the exercise of 174,316 share purchase warrants. Subsequent to the period end, the Company received an additional $348,500 pursuant to the exercise of 170,000 stock options.

During the three months ended September 30, 2006, the Company incurred net costs of $1,831,988 (2005 - $998,331) in respect of expenditures on mineral property interests and $2,989,992 (2005 - $1,339) in respect of plant and equipment.

Subsequent to the period end, the Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $4.25 per share until November 27, 2008. A finder's fee of $189,500 cash and 122,824 warrants exercisable at a price of $4.25 per share for a two-year period was paid on a portion of this private placement. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring March 28, 2007. The net proceeds of the offering will be used for exploration, development and capital expenditures on the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, all located in Mexico, and for general working capital purposes.

***Capital Resources***

The Company's continued development is contingent upon its ability to raise sufficient financing both in the short and long term. The Company has relied on external financing, including the issuance of equity securities, to fund activities to date and it will continue to require external financing for the foreseeable future. There are no guarantees that additional sources of funding will be available to the Company and management is committed to pursuing all possible sources of financing.

The Company's primary capital assets are producing mineral property interests focused on silver in Mexico. Except for the La Parrilla Silver Mine and the San Martin Silver Mine which are owned 100%, the Company is required to make property payments and incur various amounts in development and exploration costs by certain dates to maintain its interest in the properties. These dates are outlined in the notes to the interim consolidated financial statements. Furthermore, the Company is required to make certain interest and cash payments to the former shareholders of First Silver (see "Acquisition of First Silver Reserve Inc." and "Plan of Arrangement with First Silver Reserve Inc.") and to the vendors of Desmin (see "Acquisition of Desmin S.A. de C.V.").

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial value and amortized over the mineral property's useful life based on a units-of-production method. The present value of the Company's reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

***Off-Balance Sheet Arrangements***

At September 30, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

***Transactions with Related Parties***

During the period ended September 30, 2006, the Company:

(a) incurred $45,253 (2005 - $35,398) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $15,000 (2005 - $19,500) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $46,313 (2005 - $35,950) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

***Stock Option Plan***

In the first quarter ended September 30, 2006, the Company adopted a new stock option plan (the "2006 Plan") whereby the maximum number of shares reserved for issuance under the 2006 Plan is 10% of the issued shares on a rolling basis. All stock options under the 2006 Plan are subject to vesting with no more than 25% vesting upon issuance and 25% vesting each six months thereafter. In the first quarter ended September 30, 2006, the Company also granted 25,000 stock options exercisable at an exercise price of $4.55 per share expiring on July 6, 2008 to an employee of the Company in addition to the stock options granted to the former optionholders of First Silver (see "Plan of Arrangement with First Silver Reserve Inc."). Subsequent to the period end, 50,000 stock options exercisable at a price of $3.29 per share expiring on October 16, 2008 and 100,000 stock options exercisable at a price of $3.28 per share expiring on October 17, 2008 were granted to employees of the Company.

### *Proposed Transactions*

The board of directors is not aware of any proposed transactions involving a proposed asset, business, business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows.

### *Critical Accounting Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company's significant accounting policies and the estimates derived therefrom are included in Note 2 to the annual consolidated financial statements for the year ended June 30, 2006. While all of the significant accounting policies are important to the Company's consolidated financial statements, the following accounting policies, and the estimates derived therefrom, have been identified as being critical:

- Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
- Depletion and Depreciation of Property, Plant and Equipment;
- Reclamation and Remediation Obligations;
- Income Taxes; and
- Stock Based Compensation.

<u>Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests</u>

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and / or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company's assets and, as such, the amortization of these assets has a significant effect on the Company's financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at September 30, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is "more likely than not" to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the *Black-Scholes Option Pricing Model.* Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the year.

***Financial Instruments and Other Risks***

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and advances, silver futures contracts, accounts payable, income taxes payable and vendor liability. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

All of the Company's mining and exploration activities are carried outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico, and the United States dollar. Such fluctuations may materially affect the Company's financial position and results.

In conducting business, the principal risks and uncertainties faced by the Company centre on development of its mineral properties, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

### *Disclosure Controls and Procedures*

The Company's management is responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information. As noted above, the Company has undergone the recent significant acquisition of First Silver and this has resulted in the late filing of the interim financial statements, MD&A and interim certificates for the period ended September 30, 2006. As a result, the Chief Executive Officer and the Chief Financial Officer have concluded that the existing disclosure controls and procedures were not effective as at and for the period ended September 30, 2006, given the recent increase in the size and complexity of operations. Management is in the process of re-evaluating the current system and implementing the appropriate changes to the current controls and procedures to address the needs of a larger organization.

***Outstanding Share Data as of the Report Date***

As of the Report Date, the Company has the following securities outstanding:

Issued common shares: 49,344,522 common shares

Stock options:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 2.25 | 50,000 | 50,000 | December 31, 2006 |
| 1.85 | 5,000 | 5,000 | December 31, 2006 |
| 1.42 | 250,000 | 250,000 | February 10, 2007 |
| 2.25 | 100,000 | 100,000 | April 1, 2007 |
| 2.39 | 50,000 | 50,000 | April 18, 2007 |
| 1.80 | 360,000 | 360,000 | June 21, 2007 |
| 2.10 | 25,000 | 18,750 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 225,000 | 112,500 | December 16, 2007 |
| 1.79 | 200,000 | 200,000 | January 12, 2008 |
| 3.75 | 25,000 | 12,500 | March 8, 2008 |
| 4.05 | 100,000 | 50,000 | March 20, 2008 |
| 2.10 | 240,000 | 120,000 | November 9, 2008 |
| 2.45 | 650,000 | 325,000 | December 16, 2008 |
| 4.35 | 200,000 | 100,000 | April 13, 2008 |
| 5.04 | 49,600 | 24,800 | April 25, 2008 |
| 4.55 | 25,000 | 6,250 | July 6, 2008 |
| 3.29 | 50,000 | 12,500 | October 16, 2008 |
| 3.28 | 100,000 | 25,000 | October 17, 2008 |
| 3.28 | 12,500 | 3,125 | June 13, 2009 |
| 4.30 | 550,000 | 137,500 | June 19, 2011 |
| | 3,417,100 | 2,112,925 | |

Share purchase warrants:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 1,018,823 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,499,999 | October 20, 2007 |
| 2.60 | 1,500,000 | December 14, 2007 |
| 4.25 | 2,214,625 | November 27, 2008 |
| | 8,653,447 | |

Carlos Galván Pastoriza
Abogado



# Certification of Translation

I, JUAN CARLOS GALVAN PASTORIZA, Lawyer in good standing with the Law Society of Mexico, hereby certify that I have reviewed the translation of the document entitled 'Letter Agreement' dated December 18, 2006 and addressed to Minas Peñoles, S.A. de C.V. and Industrias Peñoles, S.A. de C.V., attached hereto and that the translation is, to the best of my knowledge and ability, a true, accurate and complete rendition into the English language from the document as provided to me in Spanish.

Date: February 14, 2007

JUAN CARLOS GALVAN PASTORIZA

Alonso de Pacheco No. 130
Fracc. Del Lago
Durango, Dgo., Méx. 34080
Tel. Fax (618) 817-8650
817-8651
cgpastoriza@prodigy.net.mx

**LETTER – AGREEMENT**

December 18, 2006

MINAS PEÑOLES, S.A. DE C.V.
INDUSTRIAS PEÑOLES, S.A. DE C.V.

Moliere 222 Torre de Oficinas Piso 4
Col. Los Morales Secc. Palmas
11540 Mexico, D.F.

Mr. Jaime Lomelín Guillén,

FIRST MAJESTIC SILVER CORP. ("THE PURCHASER") agrees with INDUSTRIAS PEÑOLES, S.A. DE C.V. ("PEÑOLES") and MINAS PEÑOLES, S.A. DE C.V. ("MINAS"), when cited together "PEÑOLES" and "MINAS", and altogether called "THE SELLERS", to formalize the agreements mentioned below, appearing as well DESMIN, S.A. DE C.V. ("DESMIN") and MINERA LA ENCANTADA, S.A. DE C.V. ("LA ENCANTADA"):

1) "THE SELLERS" grant "THE PURCHASER" and/or whoever assigned by this last one, the right to acquire the total amount of shares that make the share capital of the "LA ENCANTADA", which is integrated as follows:

| Shareholders | Fixed Minimum | Variable | Total of Shares |
|---|---|---|---|
| MINAS PEÑOLES, S.A. DE C.V. | 49,998 | 3,050,000 | 3,099,998 |
| INDUSTRIAS PEÑOLES S.A. DE C.V. | 2 | | 2 |
| TOTAL | 50,000 | 3,050,000 | 3,100,000 |

"PEÑOLES" is the shareholder of 2 shares of the fixed capital, all of them from the share capital of the company the "LA ENCANTADA".

"MINAS" is the shareholder of 49,998 shares of the fixed capital and 3,050,000 shares of the variable capital, all of them from the share capital of the "LA ENCANTADA".

When this document refers to the shares, they will be called "THE SHARES".

2) "LA ENCANTADA" and "DESMIN" have an exploitation mining agreement entered into on July 1, 2004 regarding the mining concessions that comprise the lots ENCANTADA, title No. 143943; EL PAJARITO, title No. 167061; MONTECARLO, title No. 167062; EL TIGRE, title No. 165065; EL CAMELLO, title No. 167066; LOS ANGELES, title No. 167067; AMPL. DE LOS ANGELES, title No. 167068; EL GRANIZO, title No. 167069; LA PRESITA, title No. 167070; REGALADO, title No.

167071; EL GOLPE 10, title No. 178385; ROSITA No. 19, title No. 189752; LOS ANGELITOS, title No. 189758; LOS ANGELITOS 2, title No. 189759; LOS ANGELITOS 3, title No. 190341; and LA PRESITA 10, title No. 194878, "THE LOTS" all of them located in the Municipalities of Ocampo and Muzquiz, Coahuila, registered under the number 176 pages 119 front and back volume 17 of the Book of Mining Acts, Contracts and Agreements dated on September 15, 2004 in the Mining Public Registry, and the "PURCHASER" and the "SELLERS" enter into this Letter Agreement having agreed to its terms and conditions.

3) The total sale price of "THE SHARES" that "THE PURCHASER" acquires is for the amount of USD$4,750,000.00 (Four million seven hundred and fifty thousand US dollars) from which $3,250,000.00 (Three million two hundred and fifty thousand US dollars) will be paid in cash by "THE PURCHASER" to "THE SELLERS" and the balance of USD$1,500,000.00 (One million five hundred thousand US dollars) with shares of "THE PURCHASER" in favor of "THE SELLERS" or to the company designated by "THE SELLERS" at closing price in the stock market on the date on which this letter-agreement is signed. "THE PURCHASER" is obligated to pay to "MINAS" the amount of USD$3,249,999.87 (Three million two hundred and forty-nine thousand nine hundred and ninety-nine US dollars and eighty seven cents), and the amount of USD$0.13 (thirteen US cents) to "PEÑOLES", on the date on which the Stock Purchase Agreement is signed, and by deducting from this amount that will be paid in cash, the amount mentioned in the following paragraph.

On the date on which this Letter-Agreement is signed, "THE PURCHASER" will pay to "MINAS" and to "PEÑOLES" the amount of USD$1,000,000.00 (one million US dollars) by wire transfer to the account mentioned in this Letter-Agreement, corresponding to "MINAS" the amount of USD$999,999.96 (Nine hundred ninety-nine thousand nine hundred ninety-nine US dollars and ninety-six cents), and in cash to "PEÑOLES" the amount of USD$0.04 (Four US cents), amount that, in case the stock purchase agreement is not completed at the election of "THE PURCHASER", it will stay in benefit of "THE SELLERS". In the same way, in case the stock purchase agreement is not completed at the election of "THE SELLERS", they are obligated to refund to "THE PURCHASER" with the amount mentioned in this paragraph.

"THE PURCHASER" clarifies that the transfer mentioned in the previous paragraph will be made under the name of FIRST MAJESTIC RESOURCE CORP., previous name of the current FIRST MAJESTIC SILVER CORP., in virtue of the change of name that took place on November 22, 2006

The stock purchase agreement "THE AGREEMENT" will be entered into once "THE PURCHASER" does the Due Diligence corresponding to section 10) of this letter-agreement.

The payments will be made by wire transfer of the funds that will be immediately available to the account No. [redacted] of MINAS PEÑOLES, S.A. de C.V., both of the

[redacted], for the amounts and on the dates mentioned above.

The remainder amount mentioned on the first paragraph of section 3) will be paid at the moment of the signature and ratification of "THE AGREEMENT" before a Public Notary for USD$2,250,000.00 (two million two hundred and fifty thousand US dollars).

As established in the first paragraph of this section, First Majestic Silver Corp. is obligated to issue on behalf of "THE SELLERS", USD$1,500,000.00 (one million five hundred thousand US dollars) in shares of "THE PURCHASER" at the designated price per share at the closing of the stock market on the date this letter-agreement is signed, resulting in 382,582 shares that will be delivered within the next 30 (thirty) natural days after "THE AGREEMENT" is signed and ratified, subject to the requirements of the TSX Venture Exchange. Also, "THE PURCHASER" is obligated to issue, in favor of "THE SELLERS" and within a term of 30 (thirty) natural days after "THE AGREEMENT" is signed and ratified, certificates for the purchase of shares (WARRANTS) at 1 (one) WARRANT per two shares issued for the payment of the price paid in shares. Each one of the 191,291 WARRANT certificates will grant "THE SELLERS" or whoever they designate, the right to buy one ordinary share issued by "THE PURCHASER" at a price of CDN$4.54, equal to the closing price of "THE PURCHASER's" shares as they are priced in the stock market on the same date this letter-agreement is signed, with an additional 50% resulting in CDN$6.81. The WARRANT certificates may be exercised by "THE SELLERS", or whoever they designate, for a period of 2 years from the date on which THE AGREEMENT is signed and ratified.

4) "THE PARTIES" agree that the "THE PURCHASER" will submit to the TSX Venture Exchange during the next 15 (fifteen) natural days from the date on which this letter-agreement is signed and ratified, and during the next 15 (fifteen) natural days from the date on which "THE AGREEMENT" is signed and ratified for its approval.

If "THE PURCHASER" delivers the shares and the WARRANTS, then "THE PURCHASER" will not have the obligation to pay the royalty referred to in the following paragraph.

In case "THE AGREEMENT" was not approved by the TSX Venture Exchange, "THE PURCHASER" would pay "THE SELLERS", instead of the payment in shares and WARRANTS, a royalty of the 4% (four percent) of the net smelter return, which will be calculated by deducting to the payment that the first hand purchaser makes to "THE PURCHASER", the resulting charges of the smelting and refining treatments of the concentrates and/or minerals and/or any other resulting product, as well as the penalties and any encumbrance that are imposed legally and with a general character on the production or exportation of minerals; likewise, by deducting the freights generated from the La Encantada Unit to the La Met-Mex Plant located in Torreon, Coahuila.

"THE SELLERS" will have the right to inspect the work done by "THE PURCHASER" during office hours and without obstructing at all the execution of these jobs.

Likewise, "THE SELLERS" will have the right to know every month the volume of mineral extracted by "THE PURCHASER" from "THE LOTS", and to be provided with the information on the contents of the heads, tailings and precipitated concentrates, as well as the moisture and contents of the shipments of the products.

All the minerals and/or concentrates for which there is a payable royalty should be measured, sampled and analyzed in conformity with the mining and metallurgic practices generally accepted. This sampling will be done at the time in which they are delivered to MET-MEX PEÑOLES, S.A. DE C.V. "THE SELLERS" will have the right to assign a representative that will be present at the moment on which the samples are taken, charging "THE SELLERS", and as long as they let "THE PURCHASER" know about this appointment.

"THE PURCHASER" is obligated to manage a strict control to undoubtedly determine the contents of the mineral proceeding from "THE LOTS", as well as from any benefited third party, in order to determine the payment of the royalty referred to in this section.

All the books and the registries used by "THE PURCHASER" to calculate this royalty, will be done according to the accounting principles generally accepted in Mexico.

In case "THE PURCHASER" processes again tailings, lands or any other residues proceeding from "THE LOTS", then the royalties will be paid under the same terms mentioned above.

"THE PURCHASER" agrees that the first hand purchaser pays directly to "THE SELLERS" the corresponding royalty on each liquidation payment as previously indicated.

"THE SELLERS" have the right to receive the royalty payment referred to in this clause, in virtue of "THE LOTS" being located in an area of geological interest discovered by "THE SELLERS".

"THE PURCHASER" authorizes MET-MEX PEÑOLES, S.A de C.V. to do any necessary discounts to the royalty payment and give it to "THE SELLERS" in the corresponding proportion, who in turn will give "THE PURCHASER" the invoice according to the corresponding fiscal requirements.

5) "THE PURCHASER" is obligated to sell to MET-MEX PEÑOLES, S.A. de C.V. all the concentrates and/or minerals and/or any other product that results and proceeds not only from "THE LOTS" comprised by the stock purchase agreement, but the whole production proceeding from other lots located in a 10-kilometer radius of the La

Encantada Unit and to deliver them at the Plant of MET-MEX PEÑOLES, S.A. de C.V. located in Torreon, Coahuila; as long as MET-MEX PEÑOLES, S.A. de C.V. is interested in acquiring them and offers "THE PURCHASER" the purchase of the concentrates and/or the minerals and/or any other product in competitive conditions compared to any other good faith offer that "THE PURCHASER" could have. A concentrate purchase agreement should be entered into in which the terms established in this section should be included.

6) "THE PARTIES" are obligated to treat as confidential any verbal or written information they can have access to or that is of their knowledge as a consequence of this letter. Likewise, they are obligated not to reveal, divulge, or transmit it, but to keep the information in secret; and not to reproduce, copy or duplicate without an explicit written consent of any of the parties; and to adopt the necessary measurements in order to safeguard the confidentiality of this information.

It is understood by confidential information: all written or graphic information contained in these documents, electromagnetic means, optic discs, microfilms or other similar instruments, including but not limited to, the technical, engineering, administrative, and financing information, and about businesses, reports, plans, projections, industrial secrets (all the information of industrial or commercial application that any of "THE PARTIES" keeps with confidential character that could mean to any of "THE PARTIES" to obtain or maintain a competitive or economic advantage at the head of third parties in the execution of economic activities), formulas, technologies, data and any other information property of any of "THE PARTIES", results obtained as a motive of the agreements done in this letter-agreement, research, as well as the analysis of the working documents, compilations, comparatives, studies or other documents that contain or reflect that information.

The information that will not be considered as confidential is: (i) information that is in the public domain; (ii) that one that any of "THE PARTIES" has to provide as fulfillment of a judicial order or as a mandate of a competent authority; and (iii) that any one of "THE PARTIES" consents to communicate to third parties or that is made public.

"THE PARTIES" are obligated to inform the other party about any circumstances that could affect the confidentiality of the information so it can take the measures that it considers pertinent.

"THE PARTIES" recognize that violating the information mentioned in the previous paragraphs is an offense under the terms of the applicable Mexican Legislation, they will be obligated to pay to the affected party the damage and injury caused by the lack of fulfillment immediately and without the need of judicial resolution.

"THE PARTIES" recognize and accept that the violation to the contents of the current article will be a cause of rescission of this letter with no responsibility of the party that has not caused it.

Nevertheless, "THE PARTIES" agree that any of them can make public announcements as long as the text of these public announcements, including news releases that any of "THE PARTIES" plans on doing, is provided to the other party before the publication is made for its approval. Approval cannot be unreasonably withheld and should be granted within 5 (five) working days after the text of the release is received.

7) In case of a complaint, controversy or dispute resulting or related to the validity, interpretation, construction, infraction or execution of this letter-agreement, the parties will make their best effort to solve this matter as soon as possible in good faith and in a friendly manner. If they fail to do this within the thirty calendar days from the date on which this complaint, controversy or dispute arises, then that complaint, controversy or dispute will be solved by arbitration.

The arbitration will be solved according to the Conciliation and Arbitration Policies of the International Chamber of Commerce Paris, by an arbitral committee formed by three arbitrators assigned according to those policies. The arbitration will be verified in Mexico City. Spanish will be used during the arbitration acts, as well as the Code of Commerce, the Federal Civil Code, the Mining Law and its Ruling, the General Law of Mercantile Corporations and/or any other applicable laws. The arbitration verdict will be dictated in writing and it will be properly supported. The arbitration verdict will binding upon both parties and it will be final and definitive.

8) If during the validity of this letter-agreement something happened that could impede "THE PARTIES" to execute its terms, such as strikes, riots, revolutions, disturbances, earthquakes, fires, acts of third parties, interventions or confiscation of the properties by any legitimate or de facto authority, or by any other cause that is out of the control or dominion of "THE PARTIES", they agree in suspending the effects of the letter only to the affected acts and to be resumed on the date on which this event ends and the term set in the following section 8), it will be prorogated for the same time this interruption took place. In all cases, the parties are obligated to make reasonable efforts to reduce the interruption or to solve the problems.

The affected party should give notice to the other party within 5 (five) natural days term from the date on which this force majeure event took place. If no notice is given in the mentioned term, then the notification will have effect from the date on which the notice is given.

Once the causes of the suspension have ceded, the affected party should notify the other one in order to restart the terms of this letter.

In case the cause of suspension is not overcome in 15 (fifteen) working days period, the parties will agree on a mutually beneficial situation.

9) In case of lack of fulfillment of the obligations obtained in this letter-agreement by any of "THE PARTIES", the affected party, before proceeding to soliciting the rescission of this intention letter, will notify the other party and will clearly confirm and manifest the

circumstances of the lack of fulfillment or violation, being the other party obligated in a period of 30 (thirty) working days from the date on which this notification is received, to correct the violation, fulfill the obligation or prove that no violation took place.

10) This letter will be valid for three months from when it is signed and ratified before a Public Notary, for which it will expire on March 15, 2007. During this period, "THE PURCHASER" will carry out the Due Diligence to learn the condition of the "LA ENCANTADA", for which "THE SELLERS" will provide access and will provide all the required information to accomplish this goal.

11) "THE PURCHASER" assumes any responsibility derived from any environmental aspect, in virtue that it knows and accepts the present conditions of the "LA ENCANTADA" according to the contemplated in the report included in "THE AGREEMENT" as an Annex.

12) The obligations and responsibilities derived or linked with the assets of the "LA ENCANTADA" except for the stipulated in the previous section 11), of any legal, administrative, fiscal or any other nature that are originated previous to July 1, 2004, date on which the "LA ENCANTADA" entered into the exploitation agreement with "DESMIN", described in section 2) of this letter of intention, will be under "MINAS's" and "PEÑOLES's" charge, companies that will respond to all the legal consequences, liberating "THE PURCHASER" of any responsibility that could arise. "THE PURCHASER" will notify "MINAS" and "PEÑOLES" within the following 5 (five) working days (or within half the term they have to interpose the necessary legal defenses, whatever is shorter) so that they know of the possible obligation or responsibility. "MINAS" and "PEÑOLES" will manifest to "THE PURCHASER" within the next 3 (three) working days after their notice, if they want to take charge of the case defense (in which case "THE PURCHASER" will provide the information that "MINAS" and "PEÑOLES" require and will grant them the necessary power for the defense); or if "THE PURCHASER" is free to proceed the way they deem to be convenient. Any reasonable expense that by these concepts "THE PURCHASER" happens to disburse will be reimbursed by "MINAS" and "PEÑOLES" within the next 15 (fifteen) working days after the payment is done, subject to reception of the payment receipt with the applicable fiscal requirements in order to deduct the expense and to credit the corresponding VAT.

"THE PURCHASER" knows the current situation of the lands that comprise the assets of the "LA ENCANTADA" and that will be described in an Annex of "THE AGREEMENT", for which they release "MINAS" and "PEÑOLES" of any responsibility and are obligated to take action or legal actions as convenient for their interests.

"MINAS" and "PEÑOLES" will respond for any contingency of fiscal character originated previous to "THE AGREEMENT" related to the "LA ENCANTADA".

"THE PURCHASER" assumes all responsibility related to environmental aspects generated even before entering into this agreement according to the previous section 9),

as well as the obligations and responsibilities derived or linked to the assets of the "LA ENCANTADA" of any legal, administrative, environmental, fiscal or any other nature, originated from July 1, 2004 and that will be under "THE PURCHASER'S" charge. They will respond to all the legal consequences making "MINAS" and "PEÑOLES" free of any responsibility that could arise, in which case the same procedure established on the final part of the first paragraph of this clause will be followed.

13) The parties agree that all the expenses and fees caused for this issuance of shares will be totally covered by "THE PURCHASER".

14) The parties designate as their domiciles:

**"THE SELLERS"**

**MINAS PEÑOLES, S.A. DE C.V.**
Moliere 222 Torre de Oficinas Piso 1
Col. Los Morales Sección Palmas
C.P. 11540 México, D.F.

**Attn: Ing. Manuel Luévanos Sánchez**

**INDUSTRIAS PEÑOLES, S.A. de C.V.**
Moliere 222 Torre de Oficinas Piso 4
Col. Los Morales Seccion Palmas
C.P. 11540 Mexico, D.F.

**Attn: Ing. Jaime Lomelín Guillén**

**"THE PURCHASER"**

**FIRST MAJESTIC SILVER CORP.**
Suite 1480 – 885 West Georgia St.
Vancouver BC
Canada V6C 3E8
Attn: Ing. Ramón Dávila Flores

**"DESMIN"**

**DESMIN, S.A. DE C.V.**
Ginez Vázquez del Mercado No. 607
Local 23
Col. Nueva Vizcaya
Durango, Dgo.

Attn: Ing. Ramón Dávila Flores

**"LA ENCANTADA"**

**MINERA LA ENCANTADA, S.A. DE C.V.**
Calzada Manuel Gómez Morín No. 444
Col. Torreón Residencial
C.P. 27268 Torreón, Coah.

**Attn: Ing. Enrique Cortés**

All the notifications must be done: (i) in person, or (ii) through electronic means, with subsequent confirmation by certified or registered mail, with written confirmation of receipt, or (iii) through certified or registered mail with confirmation of receipt or through a commercial courier service. All the notifications will be valid and considered as received (i) if it was made in person, on that date on which it was done if it was done during regular business hours; or if it was done out of regular business hours, on the next working day of the notification, (ii) if it was made through electronic means, on the next working day of the confirmation of receipt by certified or registered mail; and (iii) if it was only made by commercial courier service, on the next working day after it is received.

"THE appearing PARTIES" agree that when entering into the promised stock purchase agreement, the regular clauses of the stock purchase agreement will be included besides the contemplated clauses on this agreement.

Both parties declare that they have read this letter agreement and that they understand it in all its extension and they sign in conformity on December 18, 2006.

"THE SELLERS"
MINAS PEÑOLES, S.A. DE C.V.
INDUSTRIAS PEÑOLES, S.A. DE C.V.

*"signed"*
ING. JAIME LOMELÍN GUILLÉN
ATTORNEY

"THE PURCHASER"
FIRST MAJESTIC SILVER CORP.

*"signed"*
MR. RAMON TOMAS DAVILA FLORES
ATTORNEY

IN CONFORMITY

"DESMIN"

DESMIN, S.A. DE C.V.
*"signed"*
MR. RAMON TOMAS DAVILA FLORES
ATTORNEY

"LA ENCANTADA"
MINERA LA ENCANTADA, S.A. DE C.V.
*"signed"*
ING. JAIME LOMELÍN GUILLÉN
ATTORNEY



Number: C0713891

# CERTIFICATE
# OF
# CHANGE OF NAME

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that FIRST MAJESTIC RESOURCE CORP. changed its name to FIRST MAJESTIC SILVER CORP. on November 22, 2006 at 02:50 PM Pacific Time.

*Issued under my hand at Victoria, British Columbia*
*On November 22, 2006*

**RON TOWNSHEND**
*Registrar of Companies*
Province of British Columbia
Canada

Carlos Galván Pastoriza
Abogado



# Certification of Translation

TO: First Majestic Silver Corp. (formerly First Majestic Resource Corp.) (the "Company")

I, JUAN CARLOS GALVAN PASTORIZA, Lawyer in good standing with the Law Society of Mexico and Corporate Counsel for First Majestic Resource Mexico, S.A. de C.V., a wholly owned subsidiary of the Company hereby certify that I have reviewed the translation of the document entitled 'Stock Purchase Agreement' dated November 4, 2006 between Mrs. Rebeca Medina Merino, Mr. Eduardo Chico Sanchez and the Company attached hereto and that the translation is, to the best of my knowledge and ability, a true, accurate and complete rendition into the English language from the document as provided to me in Spanish.

Date: February 14, 2007

JUAN CARLOS GALVAN PASTORIZA

Alonso de Pacheco No. 130
Fracc. Del Lago
Durango, Dgo., Méx. 34080
Tel. Fax (618) 817-8650
817-8651
cgpastoriza@prodigy.net.mx

----- **NUMBER**
---- **VOLUME ONE HUNDRED AND SEVENTEENTH** ---

--- In the city of Guanajuato, Capital of the State with the same name, on November 3 (third), 2006 (two thousand and six), before me, Lawyer Pedro Vazquez Nieto, entitled of the Public Notary's office number 21 twenty one, located in the interior of Tunel Santa Fe or Tunel San Juan number 1 one, with allegiance in this Juridical Party, appear on one part **Mrs. Rebeca Medina Merino**, under her own right and as a shareholder who will be called the Seller, with her husband's consent, **Mr. Eduardo Chico Sanchez**, who also appears under his own right as the sole Administrator of the society called **DESMIN, Public Limited Corporation of Variable Capital, hereinafter referred to as DESMIN**; and on the other part **Mr. Ramon Tomas Davila Flores**, under his own right and as the attorney of the company **FIRST MAJESTIC RESOURCE, CORP.**, hereinafter referred to as **FMR** which will be called the Purchasers. Both manifest that they come with the purpose to finalize the **STOCK PURCHASE AGREEMENT** of the company called **DESMIN**, in accordance with the following recitals and subsequent clauses:-----

--------------------------------- **R E C I T A L S** ---------------------------------

--- **FIRST.**- Mr. Eduardo Chico Sanchez and Mrs. **Rebeca Medina Merino** state: -

--- A) That their names are as they were written above and that they are Mexican by nationality, of legal age, married under the regimen of conjugal society and to be registered with the Federal Taxpayer Registration with the numbers [redacted] and [redacted] respectively.---

--- B) That Mrs. **Rebeca Medina Merino** is a legitimate owner and holder of 16 sixteen common, ordinary, registered shares fully subscribed and paid, and as a consequence released with a nominal value of MXN$1,000.00 (one thousand Mexican pesos 00/100) each, representative of **32.00%** (thirty two percent) of the share capital of **DESMIN, S.A. DE C.V.**, represented by the certificates number 1 (one), 2 (two) and 3 (three), which as a group represent 15 shares and by the certificate number 4 (four) that represents one share.

--- C) That Mr. **Eduardo Chico Sanchez** currently is the sole Administrator of **DESMIN**, and that by virtue of the performance of its functions in the exercise of this position, manifests in a declarative but not limitative way, that the society is up-to-date and in fulfillment with all and each one of its fiscal, administrative, labour, of social security, contractual and financial obligations among others. ---

--- D) That **DESMIN** has entered into an Agreement of Mining Exploitation with the society called Minera La Encantada, S.A. de C.V., hereinafter referred to as the Exploitation Agreement, with an expiry date of June 30, 2009 which may

be extended for 5 additional years as per the conditions detailed in the same agreement. A copy of the Agreement is being attached to this Agreement as Annex "A".---

--- E) That **DESMIN** has fulfilled all and each of the obligations contracted in virtue of the Exploitation Agreement and that up to date there has been no communication at all by Minera La Encantada, S.A. de C.V. for lack of fulfillment of any of the obligations derived from the Exploitation Agreement.--

--- F) That it has efficiently and opportunely executed the work required in virtue of the Exploitation Agreement. Likewise, that it has fulfilled the dispositions of the Mining Law and its Policies as well as the other laws linked to the exploitation of concessions.---

--- G) That it has fully and punctually paid the consideration agreed with Minera La Encantada, S.A. de C.V., therefore, up to the date on which this Agreement is entered into, **DESMIN** has no debt with Minera La Encantada, S.A. de C.V., for this concept.---

--- H) That the Exploitation Agreement is valid under the terms of its first clause, that it has not been modified in any way and that up to the date on which this Agreement is entered into, there is no arrangement or understanding to modify or limit the end of its validity or any other obligation included in it. Likewise, **Mr. Eduardo Chico Sanchez** states and guarantees that besides the Exploitation Agreement done with Minera La Encantada, S.A. de C.V., there has been no other agreement or contract related to the concessions and the mill that is currently valid.---

--- I) That up to the date on which this Agreement is entered into, **DESMIN** has not incurred in any lack of fulfillment of the obligations acquired with Minera La Encantada, S.A. de C.V. in accordance with the Exploitation Agreement, including events of Act of God or Force Majeure that generate or could generate the anticipated termination of the Exploitation Agreement or its rescission, for which it manifests that it is free of any responsibility with Minera La Encantada, S. A. de C. V., for these reasons. ---

--- J) That the mining concessions contemplated in the Exploitation Agreement, hereinafter referred to as the Mining Concessions, are free of any encumbrance or limitation of dominion and they are up to date with the fulfillment of the obligations established by the Mining Law and its Policies, for which added to this Agreement as Annex "B" is the proof referred to in Article 23 (twenty three) of the Mining Law, through which it is accredited that the Mining Concessions are current and in good legal standing. ---

--- K) That the Mining Concessions are current in the payment of the corresponding surface rights up to the second semester of 2006 (two thousand

and six), manifesting that under this concept, there is no variation or lack of exactitude in the payments that have been done up to this date. ---

--- L) That in virtue of the mining activities and work, including the exploration and exploitation developed on the Mining Concessions protected under the Exploitation Agreement, **DESMIN** and/or Minera La Encantada, S.A. de C.V. have abided by the Mining Legislation, including in a declarative but non-limitative way, the fulfillment of their labour, fiscal and environmental obligations. ---

--- M) That the conditions in which the Mining Concessions are protected under the Exploitation Agreement and the activities developed in them, totally abide by the applicable environmental legislation of any kind, including in a declarative but non-limitative way, anything related with the storing and disposition of residues and remainders. ---

--- N) That on the date of execution of this Agreement, there are no orders, requirements or current complaints or in progress, related with environmental issues or any other legal nature regarding the concessions and the operation of the mill , nor on virtue of the celebration and execution of the Exploitation Agreement, neither regarding the activities developed on it, that it has no knowledge of any kind to presume that those orders, requirements or complaints could be generated by any authority or any third party. ---

--- **SECOND**.- **FMR** recites through its Attorney: ---

--- A) That it is a Canadian Society incorporated according to the Canadian Laws.

--- B) That it is properly represented in this act by Mr. **Ramon Tomas Davila Flores** who has the power and authority to execute this Agreement on its behalf. ---

--- C) That in virtue of the statements of Mr. **Eduardo Chico Sanchez** and Mrs. **Rebeca Medina Merino**, they desire to enter into this Stock Purchase Agreement under the terms detailed below. ---

--- **THIRD**.- Both parties state under their own right, or, through their Attorney:---

--- A) That they mutually recognize their capacity and personality with which they concur to enter into this Agreement, with the faculty to obligate themselves and obligate their superiors, respectively, to the terms and conditions explained in it.---

--- B) That they desire to enter into this Agreement according to content of the following: ---

---------------------------------------- C L A U S E S ------------------------------------

--- **FIRST.- Object of the Agreement**

--- Mrs. **Rebeca Medina Merino**, with her husband's consent, Mr. **Eduardo Chico Sanchez**, sells and transfers without reservation or limitation and free of any encumbrance: ---

--- To **FIRST MAJESTIC RESOURCE, CORP.**, and **FMR** which is buying 15 (fifteen) common, ordinary, nominative shares fully subscribed and paid, and therefore released, representative of **30.00%** thirty percent of the share capital of **DESMIN**. ---

--- To Mr. Ramon Tomas Davila Flores, 1 (one) common, ordinary, nominative share, released and representative of the 2.00% two percent of the share capital of **DESMIN**. ---

--- **SECOND.**- Price. **FIRST MAJESTIC RESOURCE, CORP.**, through this act pays to Mrs. **Rebeca Medina Merino** for the sold and transferred shares in compliance with the previous first clause, the amount of **US$468,750.00 dollars (four hundred and sixty eight thousand seven hundred and fifty US dollars)**. ---

--- Mr. **Ramon Tomas Davila Flores** through this act pays: ---

---To Mrs. **Rebeca Medina Merino** for the sold and transferred share in compliance with the previous first clause the amount of **US$31,250.00 (thirty one thousand two hundred and fifty US dollars)**. Retaining a 20% (twenty) percent of the paid price for Capital Gains Tax (ISR) for the payment to the corresponding treasury authorities and submitting proof of respective retention through this act. Mrs. **Rebeca Medina Merino** acknowledges receipt of the entire amounts to her, for which this instrument constitutes the receipt and the most extensive safeguard that in right proceeds in favour of **FMR** and **Ramón Tomás Dávila Flores** for the payment received. ---

--- **THIRD.- Delivery of the certificates that represent the shares.** ---

--- In this act, Mrs. **Rebeca Medina Merino** gives to **FMR**:---

--- Three certificates with the numbers 1 (one), 2 (two), 3 (three), that represent the 15 (fifteen) shares properly endorsed in property. ---

--- In this act, Mrs. **Rebeca Medina Merino** gives to Mr. **Ramón Tomás Dávila Flores**:---

--- One certificate with the number 4 four, that represents one share properly endorsed in property. ---

--- **FOURTH.- Additional Obligations.** ---
--- When this Agreement is signed, Mr. **Eduardo Chico Sanchez,** in his right as sole Administrator, is committed to:---

--- 1. To do, in **DESMIN**, the restatement of the financial statements according to the Bulletin B-10; to determine the deferred taxes according to the Bulletin D-4; and to calculate and register the severance accrual, all this to October 31, 2006.

--- 2. Once the financial statements are closed, DESMIN will do an accounting and fiscal pre-closing in order to determine the accounting profit and the fiscal result from January 1 to October 31, 2006. Also, it will determine the Capital Gains Tax (ISR) and the share of profits (PTU) corresponding to the mentioned fiscal result. In addition, a cash flow statement from January 1 to October 31, 2006 should be done in order to know how the resources were applied. ---

--- 3. Once the necessary accounting adjustments are concluded, Mr. **Eduardo Chico Sanchez** is committed to resign to his position of Sole Administrator and **FMR** is committed to assign a new Sole Administrator in the Ordinary General Meeting to be arranged for that effect. Moreover, it will assign Mr. **Eduardo Chico Sanchez** as the Commissary, once the present Commissary is dismissed.-

--- **FMR** is committed to:---

--- 4. To pay in January 2007 and once the accounting and fiscal closing of the exercise are determined, the amount of the net fiscal profit to October 31, 2006. The 16 shares sold today as per the motive of this Agreement, have no right to the profit generated from January 1 to October 31, 2006. The profits generated for the ten-month term ended on October 31, 2006, will be divided by the 34 shares of the current shareholders.

--- 5. The amount of the net fiscal profit determined to October 31, 2006 will be paid by **DESMIN** to the current owners of the **DESMIN** shares, once the fiscal closing of 2006 two thousand and six is finished in January 2007, only for the part generated until October 2006 two thousand and six. In addition, a cash flow statement from November 1 to December 31, 2006 should be done in order to know how the resources were applied.

--- **FIFTH.- Freedom of any encumbrances.** ---
--- Mrs. **Rebeca Medina Merino** explicitly declares that the shares, subject of this instrument, are free of any encumbrances and limitation of dominion. ---

--- **SIXTH.- Responsibility and improvement in case of eviction.** ---

--- Mrs. **Rebeca Medina Merino** guarantees to FMR and to Mr. **Ramon Tomas Davila Flores**, the validity of the certificates that represent the shares, subject

of this instrument, as well as their respective proprietorship and possession rights. Likewise, Mr. **Eduardo Chico Sanchez** and **Rebeca Medina Merino** are obligated to improvement in case of eviction under the terms of the Law, as well to keep **FMR** and **Mr. Ramon Tomas Davila Flores** peacefully and out of danger from any complaint of a third party that could emerge as a result of charges or encumbrances on the actions mentioned above. ---

--- **EIGHTH.- Taxes.** ---
--- All the taxes generated from the purchasing operation contemplated herein will be charged to each party that causes these taxes in conformity with the established in the applicable fiscal legislation. The fees, expenses and taxes that are generated with the formalization of this instrument will be charged to **FMR.** ---

--- **NINTH. Jurisdictional submission and applicable legislation.** ---
--- The parties explicitly submit themselves to the Jurisdiction of the competent Courts of the city of Guanajuato, Guanajuato, its Laws and Policies and other current legal dispositions, in order to solve any controversy that emerges from the interpretation, fulfillment and/or execution of the agreed in this Agreement, resigning to any other jurisdiction that because of their present or future domiciles, or any other cause or reason of jurisdictional competency could correspond. ---

---------------------------------- **P E R S O N A L I T Y** ----------------------------------

--- Mr. Ramon Tomas Davila Flores accredits the legal existence of **FIRST MAJESTIC RESOURCE, CORP.**
--- Mr. **Ramón Tomás Dávila Flores** accredits his character as Attorney.

---------------------------------- **G E N E R A L** ----------------------------------

--- Mr. **Eduardo Chico Sanchez**, Mexican of legal age, married under the conjugal regimen society, Geologist, original from Fresnillo, Zacatecas, where he was born on August 9, 1955 (nineteen hundred and fifty five), neighbour of Zapopan, Jalisco, domiciled on Paseo San Rafael number 2897 (two thousand eight hundred and ninety seven), Fraccionamiento Valle Real, and registered with the Federal Taxpayer Registration with the number [redacted]. ---

--- Mrs. **Rebeca Medina Merino**, Mexican of legal age, married under the conjugal regimen society, original from Guadalajara, Jalisco, where she was born on December 3 (third), 1958 (nineteen fifty eight), neighbour of Zapopan, Jalisco, domiciled on Paseo San Rafael number 2897 (two thousand eight hundred and ninety seven), Fraccionamiento Valle Real, and registered with the Federal Taxpayer Registration with the number [redacted]. ----

--- Mr. **Ramon Tomas Davila Flores**, Mexican of legal age, married under the conjugal regimen society, original from Saltillo, Coahuila, where he was born on May 30 (thirty), 1953 (nineteen fifty three), neighbour of Durango, Durango, domiciled on Benito Crespo number 300, Colonia Nueva Vizcaya, and registered with the Federal Taxpayer Registration with the number [redacted].---

--- I, THE NOTARY GIVE FAITH AND CERTIFY: ----
--- I. Of the veracity of the act; ---
--- II. Of which the persons appearing are of my personal knowledge;---
--- III. That the annexes of this Agreement are set in the appendix of this document and certified copies will be attached of the testimonies issued;---
--- IV. That I consider them with the legal capacity necessary to agree and commit themselves;---
---V. That the persons appearing read this notarial instruments by themselves;-
---VI. That I explained its contents, as well as its value and legal reach, and that once they were aware of it, they ratify it and signed before the subscribed.- I GIVE FAITH. ---

Mrs. **Rebeca Medina Merino.**

Mr. **Eduardo Chico Sánchez.**

Mr. **Ramón Tomás Dávila Flores.**
Personally.

Mr. **Ramón Tomás Dávila Flores.**
On behalf of **FIRST MAJESTIC RESOURCES**

STOCK PURCHASE AGREEMENT ENTERED INTO ON ONE PART MR. **EDUARDO CHICO SANCHEZ**, MRS. **REBECA MEDINA MERINO**, MR. **EDUARDO CHICO MEDINA**, MR. **RICARDO CHICO MEDINA** AND MR. **JUAN PABLO CHICO MEDINA,** BY THEIR OWN RIGHT, HEREINAFTER REFERRED TO AS THE SHAREHOLDERS OF **DESMIN, PUBLIC LIMITED CORPORATION OF VARIABLE CAPITAL,** HEREINAFTER REFERRED TO AS **DESMIN**, AND ON THE OTHER PART MR. **RAMON TOMAS DAVILA FLORES** REPRESENTING **FIRST MAJESTIC RESOURCE CORP.** HEREINAFTER REFERRED TO AS **FMR**, IN COMPLIANCE WITH THE FOLLOWING RECITALS AND SUBSEQUENT CLAUSES:---

-------------------------------------- **R E C I T A L S** ----------------------------------

--- **FIRST**.- The parts who are signing this Agreement recite that it is part of the total sale of the shares of **DESMIN**, out of which 16 (sixteen) of them have been sold by Mrs. **Rebeca Medina Merino**, with the consent of her husband Mr. **Eduardo Chico Sanchez**, who now comes to sell the rest to **FMR**. For this reason, this Agreement is linked to the one Mrs. **Rebeca Medina Merino** and

her husband signed in public writing to formalize the sale of the 16 shares mentioned above.---

--- **SECOND.**- Mr. **Eduardo Chico Sanchez** states:---

--- A). That his name is as it has been written, that he is Mexican of legal age, married under the conjugal regimen society and to be registered with the Federal TaxPayer Registration with the code [redacted].---

--- B). That he is the legitimate owner and possessor of 8 (eight) common, ordinary, nominative shares totally subscribed and paid for, and therefore released with a nominal value of MXN$1,000.00 (one thousand 00/100 Mexican Pesos) each, representing16.00% (sixteen percent) of the share capital of **DESMIN, S. A. DE C. V.**, represented by the Share certificates number 7 (seven) and number 8 (eight).---

--- C). That he currently has the position of Sole Administrator of **DESMIN**, and that in virtue of the performance of his execution in this position, he manifests in a declarative but non limitative way that the society is up-to-date and has fulfilled all and each of its fiscal, administrative, labour, social security, contractual, and financing obligations, among others.---

--- D). That DESMIN presently has a Mining Exploitation Agreement with the society called Minera La Encantada, S. A. de C. V., hereinafter referred to as the Agreement of Exploitation to expire on June 30, 2009 which may be extended for an additional 5-years as per the conditions detailed in the same agreement. A copy of the Agreement is being attached to this Agreement as Annex "A".---

--- E). That DESMIN has fulfilled all and each of the obligations contracted in virtue of the Exploitation Contract and that up to date there has been no communication at all by Minera La Encantada, S. A. de C. V., for lack of fulfillment of any of the obligations derived from the Exploitation Agreement.--

--- F) That the execution of the works required in virtue of the Exploitation Agreement have been carried out efficiently and opportunely. Likewise, that it has fulfilled the dispositions of the Mining Law and its Policies as well as the other laws linked to the exploitation of concessions.---

--- G) That it has fully and punctually paid the consideration agreed with Minera La Encantada, S.A. de C.V. based on which up to the date on which this Agreement is entered into, DESMIN has no debt with Minera la Encantada, S.A. de C.V., for this concept.---

--- H) That the Exploitation Agreement is valid under the terms of its first clause, that it has not been modified in any way and that up to the date on

which this Agreement is entered into, there is no arrangement or understanding to modify or limit the end of its validity or any other obligation included in it. Likewise, **Mr. Eduardo Chico Sanchez** states and guarantees that besides the Exploitation Agreement done with Minera La Encantada, S.A., there has been no other agreement or contract related to the concessions and the mill that is currently valid.---

--- I) That up to the date on which this Agreement is entered into, DESMIN has not incurred in any lack of fulfillment of the obligations acquired with Minera La Encantada, S.A. de C.V. in accordance with the Exploitation Agreement, including Act of God or Force Majeure events that generate or could generate the anticipated termination of the Exploitation Agreement or its rescission, for which it manifests that it is free of any responsibility with Minera la Encantada, S. A. de C. V., for these reasons.---

--- J) That the mining concessions contemplated in the Exploitation Agreement, hereinafter referred to as the Mining Concessions, are free of any encumbrance or limitation of dominion and that they are up to date with the fulfillment of the obligations established by the Mining Law and its Policies, for which added to this Agreement as Annex "B" is the proof referred to in Article 23 (twenty three) of the Mining Law, through which it is accredited that the Mining Concessions are current and in good legal standing. ---

--- K) That the Mining Concessions are current in the payment of the corresponding surface rights up to the second semester of 2006 (two thousand and six), manifesting that under this concept, there is no variation or lack of exactitude in the payments that have been done up to this date. ---

--- L) That in virtue of the mining activities and work, including the exploration and exploitation developed on the Mining Concessions protected under the Exploitation Agreement, **DESMIN** and/or Minera La Encantada, S.A. de C.V. have completely abided by the Mining Legislation, including in a declarative but non-limitative way, the fulfillment of their labour, fiscal and environmental obligations. ---

--- M) That the conditions in which the Mining Concessions are protected under the Exploitation Agreement and the activities developed in them, totally abide by the applicable environmental legislation of any kind, including in a declarative but non-limitative way, anything related with the storing and disposition of residues and remainders. ---

--- N) That up to the date of execution of this Agreement, there are no orders, requirements or current complaints or in progress, related to environmental issues or any other legal nature with respect to the concessions and the operation of the mill, nor on virtue of the celebration and execution of the Exploitation Agreement, neither regarding the activities developed on it, that

it has no knowledge of any reason to suppose that those orders, requirements or complaints could be generated by any authority or any third party. ---

---**THIRD.**- Mrs. **Rebeca Medina Merino** states: ---

--- O). That her name is as it has been written, that she is Mexican of legal age, married under the conjugal regimen society and to be registered with the Federal TaxPayer Registration with the number [redacted]. ---

--- P). That she is the legitimate owner and possessor of 4 (four) common, ordinary, nominative shares totally subscribed and paid for, and therefore released with a nominal value of MXN$1,000.00 (one thousand 00/100 Mexican Pesos) each, representative of the **8.00%** (eight percent) of the share capital of **DESMIN**, represented by the Share certificates number 5 (five) and number 6 (six).---

--- **FOURTH.**- Mr. **Eduardo Chico Medina** states:---

--- Q). That his name is as it has been written, that he is Mexican of legal age, single and to be registered with the Federal TaxPayer Registration with the number [redacted]. ---

--- R). That he is the legitimate owner and possessor of 15 (fifteen) common, ordinary, nominative shares totally subscribed and paid for, and therefore released with a nominal value of MXN$1,000.00 (one thousand 00/100 Mexican Pesos) each, representing **30.00%** (thirty percent) of the share capital of **DESMIN**, represented by the Share certificates number 9 (nine), 10 (ten), 11 (eleven), 12 (twelve) and 13 (thirteen).---

--- **FIFTH.**- Mr. **Ricardo Chico Medina** states:---

--- S). That his name is as it has been written, that he is Mexican of legal age, single and to be registered with the Federal TaxPayer Registration with the number [redacted]. ---

--- T). That he is the legitimate owner and possessor of 4 (four) common, ordinary, nominative shares totally subscribed and paid for, and therefore released with a nominal value of MXN$1,000.00 (one thousand 00/100 Mexican Pesos) each, representing **8.00%** (eight percent) of the share capital of **DESMIN**, represented by the Share certificates number 14 (fourteen) and 15 (fifteen).---

--- **SIXTH.**- Mr. **Juan Pablo Chico Medina** states:---

--- U). That his name is as it has been written, that he is Mexican of legal age, single and without registry with the Federal TaxPayer Registration.---

--- V). That he is the legitimate owner and possessor of 3 (three) common, ordinary, nominative shares totally subscribed and paid for, and therefore released with a nominal value of MXN$1,000.00 (one thousand 00/100 Mexican Pesos) each, representing **6.00%** (six percent) of the share capital of **DESMIN,** represented by the Share certificate number 16 (sixteen).---

--- **SEVENTH.**- Mr. **Eduardo Chico Sánchez**, Mrs. **Rebeca Medina Merino**, Mr. **Eduardo Chico Medina**, Mr. **Ricardo Chico Medina** and Mr. **Juan Pablo Chico Medina** state:---

--- W) That on their character as **DESMIN** shareholders, they know the contents of the recitals done in this Agreement by Mr. **Eduardo Chico Sanchez** in his right as shareholder and Sole Administrator of **DESMIN**, and they ratify in all their parts the content of these recitals.---

--- **EIGHT.**- **FMR** states through its Attorney: ---

--- A). That it is a Canadian society properly incorporated under the laws of Canada.---

--- B) That it is properly represented in this act by Mr. **Ramon Tomas Davila Flores** who has the power and authority to execute this Agreement on its behalf, and that these powers have not been revoked, limited or modified in any way. ---

--- C) That in virtue of the statements of Mr. **Eduardo Chico Sanchez** and the shareholders, they desire to enter into this Stock Purchase Agreement under the terms detailed below. ---

--- **NINTH.**- The parties state under their own right, or through their Attorney:-

--- A) That they mutually recognize their capacity and personality with which they agree to enter into this Agreement, with the faculty to obligate themselves and obligate their superiors respectively, to the terms and conditions explained in it.---

--- B). That they desire to enter into this Agreement according to the contents of the following:---

----------------------------------**C L A U S E S**------------------------------------

--- **FIRST.- Object of the Contract.**---
--- Mrs. **Rebeca Medina Merino**, with her husband's consent, Mr. **Eduardo Chico Sanchez**, sells and transfers without reservation or limitation and free of any encumbrance to **FIRST MAJESTIC RESOURCE, CORP.**, and **FMR** is buying 4

common, ordinary, nominative shares fully subscribed and paid, and therefore released, representative of **8.00%** (eight) percent of the share capital of **DESMIN** represented by the Share certificates number 5 (five) and 6 (six). ---

--- Mr. **Eduardo Chico Sanchez**, with the consent of his wife, **Rebeca Medina Merino**, and **Eduardo Chico Medina**, **Ricardo Chico Medina** and **Juan Pablo Chico Medina**, sell their shares that aggregate **60%** (sixty percent) of the share capital of **DESMIN**, to **FMR**; and **FMR** buys, without any reserve or limitation and free of any encumbrance.---

--- **SECOND**.- The set price for the total sale of the shares is the amount of **USD$1,000,000.00** (one million US dollars) that will be paid as follows:--

------- **USD$500,000.00 (five hundred thousand US dollars)**, exactly on January 31, 2007 (January thirty first, two thousand and seven), which will be divided among the shareholders in the same proportion as their shares; and---
------- USD$500,000.00 **(five hundred thousand US dollars)**, exactly on April 30, 2007 (April thirtieth, two thousand and seven) which will be divided among the shareholders in the same proportion as their shares.---

--- The set payments will be made in Mexican Pesos, considering the exchange rate set up by the Banco de Mexico for the previous day to the payment date. It will be deposited into the accounts that will be provided to FMR to this effect, one day in advance to the date of the deposit. In case there is a delay in the payment, the sellers will choose the exchange rate among the set one or any other from that day to the day before the payment is made.---

--- The parties agreeing in this act manifest and agree that the price of the shares, subject of this instrument, is fair and without any harm to any of the parties.---

---**THIRD**.- However, any stipulation against the established in this document, if FMR incurs a breach (the "Part in Breach") with respect to the payment obligation established in this Agreement, the affected part for this Breach ("the Affected Part"), will be able to notify with a written notice the specifications of that breach ("Breach Notice") to the Part in Breach so that:---

a) During the first 5 (five) days after receipt of the Breach Notice referred to any lack of fulfillment of the payment of any of the amounts that must be paid under the terms of this Agreement, the Part in Breach: (i) pays the total sum of those unpaid amounts to the Affected Part; or (ii) accredits that those amounts have been paid already.---

---If **FMR** does not pay the set amounts in the immediate previous clause promptly once the notice referred in the previous paragraphs is made, then it will pay a daily penalty interest equivalent to 0.083% (zero point zero eighty

three percent) of the amount that has not been paid. If **FMR** delays the payment for more than 30 (thirty) days, being the total or partial amount from the corresponding set price, the sellers may opt for the rescission of this Agreement and the signed one in public writing, communicating this situation in writing and **FMR** and **Ramon Tomas Davila Flores** must give back the share certificates acquired from Mrs. Rebeca Medina Merino in good faith. If the delay occurs regarding the payment of April 30, 2007 (April thirty, (two thousand and seven) and if the selling party opts for the rescission, it will retain, as a penalty, US$1,000,000.00 (one million US dollars) previously paid in good faith. **FMR** and Ramon Tomas Davila will give the share certificates back properly endorsed to their original owners.---

**---FOURTH.- Delivery of the certificates that represent the shares. ---**

--- Mr. **Eduardo Chico Sánchez**, Mrs. **Rebeca Medina Merino**, Mr. **Eduardo Chico Medina**, Mr. **Ricardo Chico Medina** and Mr. **Juan Pablo Chico Medina**, deliver the certificates number 7 (seven) and 8 (eight), 5 (five) and 6 (six), 9 (nine), 10 (ten), 11 (eleven), 12 (twelve) and 13 (thirteen), 14 (fourteen), 15 (fifteen) and 16 (sixteen) at the office of the Lawyer Mr. Pedro Vazquez Nieto, entitled of the Public Notary's office number 21 twenty one, in the city of Guanajuato, Guanajuato, with the explicit instruction given by Mr. **Eduardo Chico Sánchez**, Mrs. **Rebeca Medina Merino**, Mr. **Eduardo Chico Medina**, Mr. **Ricardo Chico Medina** y Mr. **Juan Pablo Chico Medina** to the Public Notary that these will be endorsed and delivered to **FMR** once it has been irrefutably proved that the payment has been made in compliance with the established in this Agreement.---

--- The sellers of the shares are committed to endorse to **FMR** the shares that are left under the Public Notary's defense, lawyer Mr. Pedro Vazquez Nieto, on the same day on which the set price is totally paid. If they do not do it voluntarily on the payment day of January 31, 2007 (January thirty first, two thousand seven), and they have to be legally enforced to do it, they will pay a penalty of US$500,000 (five hundred thousand US dollars). If they do not do it voluntarily on the payment of April 30, 2007 (April thirty, two thousand seven), and they have to be enforced to do it by law, then they will pay a penalty of US$1,000,000.00 (one million US dollars).

--- Likewise, Mr. **Eduardo Chico Sánchez**, Mrs. **Rebeca Medina Merino**, Mr. **Eduardo Chico Medina**, Mr. **Ricardo Chico Medina** y Mr. **Juan Pablo Chico Medina** must grant a Special Irrevocable Power to the people assigned by **FMR** for this effect, to represent the shares pending of purchase, payment and delivery at the Ordinary and Extraordinary Meetings that, in its case, are to be entered into and they vote for these shares regarding the issues to be discussed on the corresponding Agenda.---

--- **FIFTH.- ADDITIONAL OBLIGATIONS.** ---

--- When this Agreement is signed, Mr. **Eduardo Chico Sanchez,** in his right as sole Administrator, is committed to:---

---1. To do the restatement of the financial statements according to the Bulletin B-10; to determine and register the deferred taxes according to the Bulletin D-4 of norms and financial information; and to calculate and register the severance accrual of the employees of DESMIN to this to October 31, 2006 (October thirty first, two thousand and six).---

--- 2. Once the financial statements are closed, **DESMIN** will do an accounting and fiscal pre-closing in order to determine the accounting profit and the fiscal result of January 1 (first) to October 31(thirty first), 2006 (two thousand and six). Also, it will determine the Capital Gains Tax (ISR) and the share of profits (PTU) corresponding to the mentioned fiscal result. In addition, a cash flow statement from January 1(first) to October 31 (thirty first), 2006 (two thousand and six) should be done in order to know how the resources were applied. ---

--- 3. Once the necessary accounting adjustments are concluded, Mr. **Eduardo Chico Sanchez** is committed to resign to his position of Sole Administrator and **FMR** will commit to assign a new Sole Administrator in the Ordinary General Meeting to be arranged for that effect. Moreover, it will assign Mr. **Eduardo Chico Sanchez** as the Commissary, once the present Commissary is dismissed.

--- **FMR** is committed to:---

--- 4. To pay in January 2007 (two thousand and seven) and once the accounting and fiscal closing of the exercise are determined, the amount of the net fiscal profit determined to October 31(thirty first), 2006 (two thousand and six). The 16 (sixteen) shares sold today as per the motive of this Purchase Agreement, have no right to the profit generated from January 1 (first) to October 31, 2006 (two thousand and six). The profits generated for the ten-month term ended on October 31 (thirty first), 2006 (two thousand and six), will be divided by the 34 (thirty four) shares of the current shareholders.---

--- 5. The amount of the net fiscal profit determined to October 31(thirty first), 2006 (two thousand and six), will be paid by **DESMIN** to the current owners of the **DESMIN** shares, once the fiscal closing of 2006 (two thousand and six) is finished in January 2007 (two thousand and seven), only for the part generated until October, 2006 (two thousand and six). In addition, a cash flow statement from November 1 (first) to December 31 (thirty first), 2006 (two thousand and six) should be elaborated in order to know how the resources were applied.---

--- 6. Likewise, Mr. Eduardo Chico Sanchez and Mrs. Rebeca Medina Merino are committed to pay the account to be charged to them including interest at the

moment of the payment of dividends decreed by the Shareholders meeting referred to in the previous section 4 (four).---

--- **SIXTH.- Freedom of encumbrances.** ---

--- The shareholders explicitly declare that the shares, subject of this instrument, are free of any encumbrance and limitation of dominion. ---

--- **SEVENTH.- Responsibility and improvement in case of eviction.** ---

--- The shareholders guarantee to FMR the validity of the certificates that represent the shares, subject of this instrument, as well as their respective proprietorship and possession rights. Likewise, Mr. **Eduardo Chico Sánchez,** Mrs. **Rebeca Medina Merino,** Mr. **Eduardo Chico Medina,** Mr. **Ricardo Chico Medina** y Mr. **Juan Pablo Chico Medina** are obligated to improvement in case of eviction under the terms of the Law, as well as to keep **FMR** peacefully and out of danger from any complaint of a third party that could emerge as a result of charges or encumbrances on the actions mentioned above. ---

--- **EIGHTH.- Taxes.** ---
--- All the taxes generated from the purchasing operation contemplated herein will be charged to the party that causes these taxes in conformity with the established in the applicable fiscal legislation. The fees, expenses and taxes that are generated with the formalization of this instrument will be charged to **FMR.** ---

--- **NINTH. Jurisdictional submission and applicable legislation.** ---

--- The Parties explicitly submit themselves to the Jurisdiction of the competent Courts of the city of Guanajuato, Guanajuato, its Laws and Policies and other current legal dispositions, in order to solve any controversy that emerges from the interpretation, fulfillment and/or execution of the agreed in this Agreement, resigning to any other jurisdiction that because of their present or future domiciles, or any other cause or reason of jurisdictional competency could correspond. ---

------------------------------------ **P E R S O N A L I T Y** ------------------------------

--- Mr. Ramon Tomas Davila Flores accredits the legal existence of **FIRST MAJESTIC RESOURCE, CORP.**
--- Mr. **Ramón Tomás Dávila Flores** accredits his character as Attorney.

--------------------------------------**G E N E R A L** ------------------------------

--- Mr. **Eduardo Chico Sanchez**, Mexican of legal age, married under the conjugal regimen society, Geologist, original from Fresnillo, Zacatecas, where

he was born on August 9 (ninth), 1955 (nineteen hundred and fifty five), neighbour of Zapopan, Jalisco, domiciled on Paseo San Rafael number 2897 (two thousand eight hundred and ninety seven), Fraccionamiento Valle Real, and registered with the Federal Taxpayer Registration with the number [REDACTED]. ---

--- Mrs. **Rebeca Medina Merino**, Mexican of legal age, married under the conjugal regimen society, original from Guadalajara, Jalisco, where she was born on December 3 (third), 1958 (nineteen fifty eight), neighbour of Zapopan, Jalisco, domiciled on Paseo San Rafael number 2897 (two thousand eight hundred and ninety seven), Fraccionamiento Valle Real, and registered with the Federal Taxpayer Registration with the number [REDACTED]. ----

--- Mr. **Eduardo Chico Medina,** Mexican of legal age, single, original from Guadalajara, Jalisco, where he was born on December 31 (thirty first), 1979 (nineteen hundred and seventy nine), neighbour of Zapopan, Jalisco, domiciled on Paseo San Rafael number 2897 (two thousand eight hundred and ninety seven), Fraccionamiento Valle Real, and registered with the Federal Taxpayer Registration with the number [REDACTED]. ---

--- Mr. **Ricardo Chico Medina,** Mexican of legal age, single, student, original from Guadalajara, Jalisco, where he was born on November 21 (twenty first), 1982 (nineteen hundred and eighty two), neighbour of Zapopan, Jalisco, domiciled on Paseo San Rafael number 2897 (two thousand eight hundred and ninety seven), Fraccionamiento Valle Real, and registered with the Federal Taxpayer Registration with the number [REDACTED]. ---

--- Mr. **Juan Pablo Chico Medina**, Mexican of legal age, single, student, original from Guanajuato, Guanajuato, where he was born on September 17 (seventeen), 1988 (nineteen hundred and eighty eight), neighbour of Zapopan, Jalisco, domiciled on Paseo San Rafael number 2897 (two thousand eight hundred and ninety seven), Fraccionamiento Valle Real, and without registry with the Federal Taxpayer Registration.---

--- Mr. **Ramon Tomas Davila Flores**, Mexican of legal age, married under the conjugal regimen society, original from Saltillo, Coahuila, where he was born on May 30 (thirty), 1953 (nineteen fifty three), neighbour of Durango, Durango, domiciled on Benito Crespo number 300, Colonia Nueva Vizcaya, and registered with the Federal Taxpayer Registration with the number [REDACTED].---

---This Agreement is signed in the City of Guadalajara, Jalisco, on November 4 (fourth), 2006 (two thousand and six). ---

"signed"
Mr. Eduardo Chico Sanchez

"signed"
Mrs. Rebeca Medina Merino

"signed"
Mr. Eduardo Chico Medina

"signed"
Mr. Ricardo Chico Medina.

"signed"
Mr. Juan Pablo Chico Medina

"signed"
Mr. Ramon Tomas Davila Flores
On behalf of **FIRST MAJESTIC RESOURCE, CORP.**

ANNEX "A"

EXPLOITATION AGREEMENT EXECUTED ON ONE PART BY MINERA LA ENCANTADA, S.A. DE C.V. REPRESENTED BY ITS ATTORNEY MR. JAIME LOMELIN GUILLEN, "THE CONCESSIONAIRE" AND ON THE OTHER PART DESMIN, S.A. DE C.V., "THE EXPLOITER" REPRESENTED BY ITS ATTORNEY MR. EDUARDO CHICO SANCHEZ, BEING BOTH SUBJECT TO THE FOLLOWING RECITALS AND CLAUSES.

RECITALS

"THE CONCESSIONAIRE" recites:

a) That it is a mining company incorporated according to the Laws of Mexico registered with the Federal Taxpayer Registry number [REDACTED].
b) That it is the only registered titleholder of the exploitation rights of the mining concessions that comprise the lots, hereinafter "THE LOTS".

| NAME OF THE LOT | TITLE NO. | AREA HAS. |
|---|---|---|
| ENCANTADA | 143943 | 75.0000 |
| EL PAJARITO | 167061 | 9.0000 |
| MONTECARLO | 167062 | 9.0000 |
| EL TIGRE | 167065 | 41.0000 |
| EL CAMELLO | 167066 | 75.0000 |
| LOS ANGELES | 167067 | 20.0000 |
| AMPL. DE LOS ANGELES | 167068 | 27.2300 |
| EL GRANIZO | 167069 | 25.0000 |
| LA PRESITA | 167070 | 25.0000 |
| REGALADO | 167071 | 100.0000 |
| EL GOLPE 10 | 178385 | 40.0000 |
| ROSITA NO. 19 | 189752 | 79.9525 |
| LOS ANGELITOS | 189758 | 27.2300 |
| LOS ANGELITOS 2 | 189759 | 27.2300 |
| LOS ANGELITOS 3 | 190341 | 16.0000 |
| LA PRESITA 10 | 194878 | 100.0000 |

c) That it is the owner of a mill to process minerals through the flotation process with an operating capacity of 1000 tons per day.

d) That it has a residential complex with 160 houses and a clinic, a church, schools, kindergarten, Elementary, Middle School, Community Centre, two stores, a butcher's shop, two recreation centres, a union building, a training centre, and three hotels located in the township of La Encantada, municipality of Ocampo, Coahuila.

e) That "THE LOTS" are located in the municipalities of Ocampo and

Muzquiz, Coahuila.

f) That the mining concessions that comprise "THE LOTS" are up-to-date with their obligations as titleholders according to the Mining Law and its Ruling, especially to what is referred to the payments of rights of exploration and exploitation mining concessions.

g) That the rights derived from the mining concessions that comprise "THE LOTS" are free of any encumbrance, lien or any kind of ownership limitation.

h) That through this agreement, they desire to grant to "THE EXPLOITER" the right to develop, explore and exploit "THE LOTS" referred to on section b) of this recital.

i) Likewise, it authorizes the use to "THE EXPLOITER" of the mining constructions, the mill, the tailing ponds in operation and out of operation, and any other facilities mentioned in section d) of the previous Recital I, and all the lands that comprise the facilities located in the Municipality of Ocampo, Coah. of which it is owner.

j) That it has provided "THE EXPLOITER" with the information related to reserves, mineral contents and metallurgical processes, in good faith, but it does not guarantee the contents of it.

k) That its attorney Mr. Jaime Lomelin Guillen has the authority to bind it to the terms of this agreement.

"THE EXPLOITER" recites:

a) That it is a mining company incorporated according to the Law of Mexico and that it desires that "THE CONCESSIONAIRE" grants to it the right to develop, explore and exploit "THE LOTS". Also, that it has the legal, economic and technical faculty to enter into this agreement, to prepare, to develop and to explore and exploit the mining deposits. In addition, it recites that its registration number with the Federal Taxpayer Registry is [redacted].

b) That it receives the properties mentioned in section i) of the previous Recital I of this chapter of recitals in this agreement in order to use them and with the purpose of reaching the goal of this agreement.

c) That its attorney, Mr. Eduardo Chico Sanchez, has the authority to represent it and to bind it to the terms of this agreement.

d) That it has seen all the information provided by "THE

CONCESSIONAIRE" and that it knows the conditions of the place, showing full conformity with them.

Having done the previous recitals, both parties are obligated to the following:

**CLAUSES**

**FIRST**.- "THE CONCESSIONAIRE" grants to "THE EXPLOITER" the right to exploit, and on its case, to explore "THE LOTS" mentioned on Recital I, section b) of this agreement during a 5-year term that could be expanded to 5 more as per "THE EXPLOITER's" request, as long as "THE CONCESSIONAIRE" does not validate the right explained in the next paragraph, computable from the date on which this agreement is signed.

"THE CONCESSIONAIRE" keeps the right to finalize this agreement in case "THE EXPLOITER" discovered a volume of mineral that could allow the exploitation at a rate of 20,000 tons or more per month for an approximate term of 8 years. In case both parties disagreed on the previous assumption, a third expert's opinion will be used to decide on the controversy and the parties have to bind to the third expert's opinion. If there was no agreement to designate the expert, any of the parties could ask the College of Engineers to make the designation. In case this happened, "THE EXPLOITER" could make a proposal to "THE CONCESSIONAIRE" who will analyze it, and as a group, they will solve the situation.

**SECOND**.- "THE CONCESSIONAIRE" grants to "THE EXPLOITER" the onerous use of the mining construction, the mill, the tailings ponds, and other facilities referred to in section i) of Recital I of the Recital chapter of this agreement, which are located in the Municipality of Ocampo, Coah., and all the lands on it described in Annex 1 part of this agreement. The consideration for this use is included in the payment of the royalty indicated in the net clause. "THE CONCESSIONAIRE" is prohibited to have children living in the employee's neighborhood. The lack of fulfillment of this obligation will be cause of rescission of this agreement.

Also, Annex 1 has the certificate of delivery of the inventory list.

"THE EXPLOITER" must maintain the properties as described in the previous paragraph, and keep them in optimum working condition under regular use.

**THIRD**.- As a consideration for the right to exploit, and on its case, to explore "THE LOTS", "THE EXPLOITER" is obligated to pay a royalty to the "THE CONCESSIONAIRE". This royalty will be calculated as per the table indicated below about the Net Smelter Return, which will be calculated by deducting the payment that the first hand buyer makes to "THE EXPLOITER", the charges resulting of the smelting and refining treatments of the concentrates, the

precipitate, as well as the penalties and any encumbrance legally imposed and with general character to the production or exportation of minerals. The deductions include the cost of the freight from the mill to the place where the buyer of the concentrate is located, applying the percentages indicated below as per the current price for silver that is mentioned, to:

| PRICE OF AG IN USD | PERCENTAGE |
|---|---|
| UP TO 4.40 DLS. | 5% |
| FROM 4.41 TO 4.6 DLS. | 6% |
| FROM 4.61 TO 4.7 DLS. | 7% |
| FROM 4.71 TO 4.8 DLS. | 8% |
| FROM 4.81 TO 4.9 DLS. | 9% |
| FROM 4.91 AND BEYOND | 11% |

The quotation of the payment established in the Net Smelter Return will be considered as a reference in order to determine the price of silver mentioned in the previous paragraph, with which the smelter, MET-MEX PEÑOLES, S.A. DE C.V. pays to "THE EXPLOITER".

"THE EXPLOITER" is obligated to sell to MET-MEX PEÑOLES, S.A. DE C.V. the concentrates obtained pursuant to this exploitation agreement. "THE EXPLOITER" authorizes MET-MEX PEÑOLES, S.A. DE C.V. to do the necessary discounts for the payment of the royalty and to give it to "THE CONCESSIONAIRE", who will give "THE EXPLOITER" the invoices according to the fiscal requirements.

**FOURTH**.- "THE CONCESSIONAIRE" will have the right to inspect the work done by "THE EXPLOITER" during business hours and without interfering with its work.

Likewise, "THE CONCESSIONAIRE" will have the right to know every month the volumes of mineral extracted from "THE LOTS" by "THE EXPLOITER", and to be provided with the contents of the heads, tailings and precipitate concentrates, as well as the content of moisture and the shipments of the products.

All the minerals for which a royalty could be paid will have to be measured, sampled and analyzed in conformity with the accepted mining and metallurgical practices. This sampling will be done when they are delivered to MET-MEX PEÑOLES, S.A. DE C.V. "THE CONCESSIONAIRE" will have the right to designate a representative that is present when the samples are taken, with charge to "THE CONCESSIONAIRE", and as long as that designation is informed to "THE EXPLOITER".

All the books and registries used by "THE EXPLOITER" to calculate the royalties will be done according to the generally accepted accounting principles in Mexico.

In case "THE EXPLOITER" processes again tailings, lands or any other residues coming from "THE LOTS", then the royalties will be payable under the same terms as mentioned above.

"THE EXPLOITER" agrees that the first hand purchaser pays directly to "THE CONCESSIONAIRE" of every liquidatation, the corresponding royalty.

**FIFTH**.- In case the calculated royalty is less than the equivalent amount of USD$5,000.00 (five thousand US dollars), "THE EXPLOITER" is obligated to pay to "THE CONCESSIONAIRE" a monthly minimal royalty of US$5,000.00 (five thousand US dollars).

**SIXTH**.- All the payments that "THE EXPLOITER" makes to "THE CONCESSIONAIRE" for royalty or any other concepts will be subject to discounts or withholdings imposed by the fiscal or tributary laws, being VAT under "THE EXPLOITER's" charge. "THE CONCESSIONAIRE" is obligated to provide an invoice that includes all the requirements established by the Fiscal Law.

**SEVENTH**.- The parties agree on the production program annexed at the end of this agreement (Annex 2). Subsequently and depending on the exploration results, they will elaborate together an annual program for the mining and extraction of the mineral on which tonnage, laws and production places will be determined.

**EIGHTH**.- "THE EXPLOITER" is obligated to develop exploration and development activities of 200 meters per month during the first six months from the date this agreement is signed. After these six months, "THE EXPLOITER" is obligated to develop exploration and development activities of 250 meters per month during the validity of this agreement.

**NINTH**.- "THE EXPLOITER" is obligated to do a diamond drilling exploration program commencing twelve months after "THE EXPLOITER" had started its activities and coordinating this program with the area of exploration of the Mining Division of "THE CONCESSIONAIRE".

**TENTH**.- "THE CONCESSIONAIRE" delivers to "THE EXPLOITER" the material they have in storage having "THE EXPLOITER" to pay to "THE CONCESSIONAIRE" the price of the consumed or used material the month after it was used. These materials are related to Annex 3, which forms an integral part of this agreement. "THE EXPLOITER" is obligated to assume the responsibility as a depositary in respect to the goods as per the legal effects that could take place.

**ELEVENTH**.- "THE CONCESSIONAIRE" is obligated to deliver "THE LOTS", the

object of this contract, free of any encumbrance and up-to-date with all the taxes and rights payments. Subsequent to the signature of this agreement, "THE EXPLOITER" is obligated to reimburse to "THE CONCESSIONAIRE" the corresponding expenses to the surface rights originated during the validity of this agreement as a consideration for the right to exploit "THE LOTS", with the corresponding knowledge of receipt and to facilitate the invoices of exploration and exploitation expenses to prove the investment obligations during the validity of the exploitation agreement.

**TWELFTH**.- The right to exploit and explore "THE LOTS" that are granted to "THE EXPLOITER" authorizes it:

a) To introduce any machinery and equipment to "THE LOTS" in order to conduct an adequate mining exploitation.

b) To build all the facilities and construction necessary to perform this exploitation.

c) To freely access "THE LOTS" by "THE EXPLOITER" or any of its contractors and other personnel.

d) To do all the necessary and convenient acts in order to perform technically rational exploitation always abiding strictly to the applicable law.

**THIRTEENTH**.- Besides the obligations mentioned in the previous clauses, "THE CONCESSIONAIRE" will have to do as follows for as long as this agreement is valid:

a) To maintain valid the titles of the mining concessions existent on "THE LOTS".

b) To maintain the rights derived by the mining concessions that comprise "THE LOTS" free of any encumbrance, lien or any kind of ownership limitation.

c) To maintain "THE EXPLOITER" free and safe of any complaint that could arise against it, and caused by imputable acts directly to "THE CONCESSIONAIRE" and from which it would not have any responsibility as they were caused before entering into this agreement.

**FOURTEENTH**.- "THE CONCESSIONAIRE" will be able to assign or tax the rights over the mining concessions that comprise "THE LOTS", subject of this contract, without restricting, modifying or obstructing in any way the rights of "THE EXPLOITER" included in this agreement.

**FIFTEENTH**.- During the time in which this agreement is valid, "THE

EXPLOITER" will have the following obligations besides the ones mentioned already:

a) To maintain "THE CONCESSIONAIRE" free and safe of any complaint that the workers and contractors may do at any time against "THE EXPLOITER", derived of the employer-employee relationship caused by situations that happened during the validity of this agreement and the termination of it. For this reason, "THE EXPLOITER" is obligated under their strictest responsibility to make "THE CONCESSIONAIRE", in a term not to exceed six months, free and safe of any complaint related with the Federal Working Law, Social Security Law, The Infonavit Legislation, the Fiscal or Tributary Legislation or any other valid legal disposition in which the person or individuals in charge of the mining exploitation, as there will not exist any individual working relationship, individual working agreement, juridical subordination, nor any other link of working rights between "THE CONCESSIONAIRE" and the individual(s)that will be in charge of the mining exploitation. For this reason, it is fully established that that individual(s) are workers of "THE EXPLOITER". As a consequence, the totality of their wages or salaries, employment benefits and any other benefit or severance payments that the natural person(s)would have the right to, "THE EXPLOITER" will be the only and exclusive responsible company that will be the only boss and only responsible in front of the mentioned individual(s), as it counts with their own and sufficient elements to conduct the object of this agreement, and to cope with their working obligations that may have derived from the execution of this instrument.

   "THE EXPLOITER" is obligated to punctually fulfill with all the obligations under its charge derived of the legal orders previously cited, and it is obligated as well to prove that fulfillment with the payment receipts and any other documentation as a written petition by "THE CONCESSIONAIRE", in the intelligence that a violation of the established here is cause of termination without damage of other causes included in the law or in the clauses of this agreement for "THE CONCESSIONAIRE".

   The parties agree that the term established in the first paragraph of this clause could be extended as per "THE CONCESSIONAIRE's" option.

b) To not allow "THE LOTS" to be explored or exploited by third parties or individual(s).

c) To perform the investments, constructions and sufficient jobs on "THE LOTS" to fulfill the obligations established by the Mining Law and its Ruling. "THE EXPLOITER" will provide "THE CONCESSIONAIRE" with the corresponding documentation before each period of assessment works is finished.

d) To deliver to "THE CONCESSIONAIRE" on a monthly basis a detailed map of the executed work, its localization in the lots, the extracted volumes and the mineral assays and technical opinion.

e) To reimburse to "THE CONCESSIONAIRE" the expenses incurred by "THE CONCESSIONAIRE", computers rentals, property taxes, water right, telephonic communication, as consideration for the right to exploit and explore "THE LOTS".

f) To fulfill the requirements established in the explosives permit.

g) To perform the maintenance and expansion of the tailing ponds to its own cost and in conformity with the applicable orders and according to the requirements of the competent authorities.

h) Not to conduct oil change or any equipment maintenance work out of the areas assigned by the company especially for this effect.

i) To maintain the wasted oil in barrels of 200 litres properly sealed and on top of a wooden movable platform and spill containers. These should be sent out to a specialty company properly registered to destroy them.

j) To maintain the inner combustion equipment working as per the applicable Environmental Law.

k) Not to knock down or eliminate vegetation found out on the areas that are strictly necessary to conduct the agreed activities, and according to the permits they have.

l) Not to do any activity different than those established in this agreement that could harm the wild fauna.

m) To daily collect the garbage and other residues generated, and to dispose of them in the areas indicated by "THE CONCESSIONAIRE".

n) Not to spill, infiltrate or deposit dangerous residues, liquids, gases or solids on the soil, subsoil, water bodies or the drainage system.

o) To inform the workers about the obligations included in this clause.

p) To abide by the Safety and Hygiene Norms established by the respective orders.

q) To dispose of the dangerous residues generated according to the Environment Law, its Ruling in the subject and the applicable Official Mexican Norms.

r) To restore the affected areas.

s) To post the corresponding signs to advise about the safety or localization risks, and about dangerous residues.

t) To dispose the materials of natural origin in such a way that they could be assimilated by the environment.

u) To maintain its noise, odors, thermal, luminous, electromagnetic radiation and vibration emissions within the permitted range as per the applicable laws, rules and applicable norms.

v) In general, to abide by all the applicable orders.

**SIXTEENTH**.- It will be "THE EXPLOITER'S responsibility to abide by the General Law of Ecological Balance and Environment Protection, Forest Law, National Water Law, their rules, the Official Mexican Norms and any other current applicable orders.

"THE EXPLOITER" is obligated to obtain the authorizations of the Environment and Natural Resources Ministry that are necessary as required by law in order to conduct the exploitation. Likewise, "THE EXPLOITER" is obligated to fulfill all and each of the conditions that any competent authority imposes leaving "THE CONCESSIONAIRE" free and safe of any civil, penal or administrative responsibility that could arise as a result of the lack of fulfillment of the authorizations and the mentioned conditions.

In the assumption that the Environment and Natural Resources Ministry or the competent government authority orders mitigation or restoration measurements and considering in an enunciative but not limitative way the restoration of the vegetation, lands, soils, currents, deposits or water deposits and the riverbeds of the area on which these works are done, "THE EXPLOITER" will grant the bond issued by the authorized company for this, and to the satisfaction of "THE CONCESSIONAIRE" to grant the execution of the measurements and programs ordered by the authorities and any other responsibilities generated before "THE CONCESSIONAIRE", authorities and third parties. Likewise, under the terms mentioned in the previous paragraph, "THE EXPLOITER" will certify to "THE CONCESSIONAIRE" with the corresponding records, the obtaining of the authorization of land use for dismantling or any other required authorization.

The lack of fulfillment of the obligations mentioned in this clause will be cause of rescission of this agreement without harming the responsibilities that could be under "THE EXPLOITER's" charge before any of "THE CONCESSIONAIRE", a third party or the competent authorities, as well as the payment of the conventional penalty agreed upon to.

In case any damage or pollution of soil, subsoil, freatic mantles or any other harm to the environment, "THE EXPLOITER" is obligated to respond and repair to the damage caused during the development of its activities, and to keep "THE CONCESSIONAIRE" in peace and safe of any civil, penal or administrative complaint that could arise as a result of the development of the activities pursuant to this agreement.

**SEVENTEENTH**.- When this agreement is signed, "THE EXPLOITER" will give "THE CONCESSIONAIRE" the bond policy indicated below issued in favour of "THE CONCESSIONAIRE" by AFIANZADORA INSURGENTES, S.A. DE C.V. "THE INSURANCE COMPANY" for an equivalent amount of USD$30,000.00 (thirty thousand US dollars), plus the corresponding VAT to guarantee to "THE CONCESSIONAIRE" the fulfillment of all and each of the clauses of this agreement.

"THE EXPLOITER" waives its obligations under Articles 2078 and 1844 of the Civil Federal Code, being "THE CONTRACTOR" obligated to have "THE INSURANCE COMPANY" establish this same waiving in the corresponding bond policy.

This bond policy could only be cancelled once a term of 12 months from the termination of this agreement has passed, with the prior written authorization by "THE CONCESSIONAIRE".

"THE EXPLOITER" is obligated to deliver an Insurance Policy of Civil Responsibility for Third Party Liability, including civil responsibility for environmental pollution in which MINERA LA ENCANTADA, S.A. DE C.V. should be appointed as the preferential beneficiary for an amount of USD$1,000,000.00 (one million US dollars) plus VAT, that should be negotiated by the firm of Marsh McLennan.

**EIGHTEENTH**.- If during the validity of this agreement any event(s) occurred that could obstruct "THE EXPLOITER" to perform the object of this agreement, such as strikes, riots, revolutions, disturbances, earthquakes, fires, acts of third parties, intervention or confiscation of the properties by any legitimate or de facto authority, or by any other cause out of "THE EXPLOITER's" control or dominion, the parties agree on suspending the effects of this agreement only for what refers to the affected acts and to be resumed on the date on which that event cedes and on the term fixed in the first clause, it will be extended for the same time this interruption took place. In any case, the parties are obligated to make reasonable efforts to reduce the interruption and solve the problems.

The affected party should give notice to the other party within a 5 (five) natural days term from the date on which this force majeure event took place. If no

notice is given in the mentioned term, then the notification will have effect from the date on which the notice is given.

Once the causes of suspension have ceded, the affected party must notify the other one in order to restart the obligations pursuant to this agreement.

In case the cause of suspension is not overcome within 30 (thirty) working days period, the parties will mutually agree to remedy the situation as soon as possible.

**NINETEENTH**.- In case of lack of fulfillment of any of the parties to any of the obligations under this agreement, the affected party will notify to the other one the cause of the default and will explain which is the lack of fulfillment.
If this proceeds, then the affecting party should correct that within the 30 (thirty) natural days after the notification of default was received. If after the 30 (thirty) natural days mentioned above, the default persisted, then the affected party could, at its own election, terminate the agreement or to legally sue the other party, being in both cases authorized to demand the payment for damages and losses caused.

**TWENTIETH**.- In case the agreement finished as an expiration of its validity, or in advance, by expressed will of "THE EXPLOITER" or for not fulfilling the obligations of this agreement, the parties will agree as follows:

a) Within the 90 (ninety) natural days after the termination date, "THE EXPLOITER" will remove all the machinery and the equipment that could have used in the mining work, but it will leave as a benefit of "THE LOTS" and/or "THE CONCESSIONAIRE" without any charge to this last one, all the permanent work and construction that would have built as a result of their work on "THE LOTS".

b) "THE EXPLOITER" will evacuate from "THE LOTS" all the personnel who may have worked there and in general, in the mining operations of "THE EXPLOITER", and will deliver "THE LOTS", free of any encumbrance, lien or any kind of ownership limitation up-to-date with the execution of the construction of the exploitation works and without any labor, fiscal or civil responsibilities or from any other nature. "THE EXPLOITER" will have to deliver within the 45 (forty-five) natural days after the agreement is finished, and through a written document that will be prepared for the parties as a proof.

c) Within the 30 (thirty) natural days after the termination date, "THE EXPLOITER" will totally cover the pending royalty to the termination date to "THE CONCESSIONAIRE", and any other pending payment. Both parties agree that "THE EXPLOITER" will not be able to legally remove from "THE LOTS" the equipment and machinery, without previously

having fulfilled to "THE CONCESSIONAIRE's" satisfaction its payment obligation explained in this section.

d) Within the next 90 (ninety) calendar days after the termination date, "THE EXPLOITER" will provide "THE CONCESSIONAIRE" with a written detailed list and a report of the work done as drillings, tests, maps, mapping, results obtained, as well as the geological technical opinion by professionals in the field and recommendations regarding the potential and economic possibilities of the deposit.

e) Having satisfied the obligations referred to in the previous sections a), c) and d), the parties will go to a Public Notary In Mexico City appointed by "THE CONCESSIONAIRE" with the purpose of granting or, in its case, ratifying the legal document that gives termination to this exploitation agreement in order to register it with the Mining Public Registry. The notary and registration expenses caused as a result of the granting or notary ratification of the agreement to finish this agreement will be paid by "THE EXPLOITER".

**TWENTY FIRST**.- All the notices that any of the parties should communicate to the other will be done through a certified letter with acknowledge of receipt or any other reliable means to the following domiciles:

"THE CONCESSIONAIRE"

MINERA LA ENCANTADA, S.A. DE C.V.
Moliere 222 Torre de Oficinas Piso 1
Col. Los Morales Sección Palmas
11540 México, D.F.

Attn: Ing. Fernando Alanís Ortega
Ing. Enrique Cortés
"THE EXPLOITER"

DESMIN, S.A. DE C.V.
Av. Tepeyac No. 1751 – A Int. 7
Prados Tepeyac
Zapopan, Jal.

Attn: Ing. Eduardo Chico Sánchez

Both parties could change these previous domiciles at any time by notifying each other with a written document about the situation and five days in advance.

TWENTY SECOND.- The parties are subject to all the related to this agreement that is Mercantile in nature, to the Laws and Courts of Mexico City, waiving to the

jurisdiction that could correspond to them as per their current or future domiciles.

TWENTY THIRD.- This agreement will be granted and ratified before a Public Notary, being "THE EXPLOITER" responsible of any charge that could arise as a result of this.

Having read this agreement, the parties ratify all its terms and sign it as evidence in Mexico City on July 1, 2004.

"THE CONCESSIONAIRE"

MINERA LA ENCANTADA,
S.A. DE C.V.

*"signed"*
*ING. JAIME LOMELIN GUILLEN SANCHEZ*
*ATTORNEY*

"THE EXPLOITER"

DESMIN, S.A. DE C.V.

*"signed"*
*ING. EDUARDO CHICO*

*ATTORNEY*

J. N. Helsen, Ph.D., P. Geo
Consulting Geologist
International Mineral Exploration

3380 Newmore Ave.
Richmond, BC, Canada
V7C 1M6

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, J.N. Helsen, Ph.D., P. Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Geological Evaluation Report of the Chalchihuites Property, State of Zacatecas, Mexico" dated April 5, 2006 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 12th day of February, 2007.

Signature of Qualified Person

J.N. Helsen, Ph.D., P. Geo.

Print name of Qualified Person

J. N. Helsen, Ph.D., P. Geo
Consulting Geologist
International Mineral Exploration



3380 Newmore Ave.
Richmond, BC, Canada
V7C 1M6

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, J.N. Helsen, Ph.D., P. Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Geological Evaluation of the La Encantada Property, State of Cohuila de Zaragoza, Mexico" dated December 5, 2006 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 12th day of February, 2007.

Signature of Qualified Person

J.N. Helsen, Ph.D., P. Geo.

Print name of Qualified Person

**J.N. Helsen, Ph. D., P. Geo**
Consulting Geologist
International Mineral Exploration

3380 Newmore Ave
Richmond, BC, Canada
V7C 1M6

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, J.N. Helsen, Ph.D., P. Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Geological Evaluation of the Projects at the La Parrilla Unit (Update report Nr. 4), State of Durango, Mexico" dated February 2, 2007 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 12th day of February, 2007.

Signature of Qualified Person

J.N. Helsen, Ph.D., P. Geo.

Print name of Qualified Person





165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226
303-986-6950
Fax 303-987-8907
www.pincock.com

*Consultants for Mining and Financial Solutions*

## CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" dated June 23, 2005 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 12th day of February, 2007.

Signature of Qualified Person

**LEONEL LOPEZ, C.P.G., P.G.**
Print name of Qualified Person

J. N. Helsen, Ph.D., P. Geo
Consulting Geologist
International Mineral Exploration

3380 Newmore Ave.
Richmond, BC, Canada
V7C 1M6

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, J.N. Helsen, Ph.D., P. Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Evaluation Report of the Candameña Property, Ocampo Municipality, State of Chihuahua, Mexico" dated June 10, 2005 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 12th day of February, 2007.

Signature of Qualified Person

J.N. Helsen, Ph.D., P. Geo.

Print name of Qualified Person


FIRST MAJESTIC
SILVER CORP.

# ANNUAL INFORMATION FORM

For the fiscal year ended June 30, 2006

Date: February 16, 2007

# TABLE OF CONTENTS

# PRELIMINARY NOTES

## Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form ("AIF") of First Majestic Silver Corp. ("First Majestic" or the "Company") is as of February 16, 2007.

## Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

## Forward-looking Information

Certain statements contained in this AIF, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Company's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, results of exploration and development activities, the Company's limited experience with development-stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, changes in commodity and, particularly, silver prices, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference herein. See "Risk Factors".

## Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

**Documents Incorporated By Reference**

**Information has been incorporated by reference in this AIF from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from First Majestic's head office at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, V6C 3E8 (telephone: (604) 688-3033) or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com.

The following documents of the Company are specifically incorporated by reference in this AIF:

(a) the technical report prepared by J.N. Helsen, Ph.D., P. Geo., entitled "Geological Evaluation of the Projects at the La Parrilla Unit (Update report Nr. 4), State of Durango, Mexico" dated February 2, 2007 and filed on SEDAR on February 5, 2007. See "Companies with Mineral Projects – La Parrilla Silver Mine, Mexico".

(b) the technical report prepared by Mark G. Stevens, C.P.G. and Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt entitled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" dated June 23, 2005 and filed on SEDAR by First Silver Reserve Inc. ("First Silver") on July 5, 2005. See "Companies with Mineral Projects – San Martin Silver Mine, Mexico".

(c) the technical report prepared by J.N. Helsen, Ph.D., P. Geo., entitled "Geological Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, Mexico" dated December 5, 2006 and filed on SEDAR on December 12, 2006. See "Companies with Mineral Projects – La Encantada Silver Mine, Mexico".

(d) the technical report prepared by J.N. Helsen, Ph.D., P. Geo., entitled "Geological Evaluation Report of the Chalchihuites Property, State of Zacatecas, Mexico" dated April 5, 2006 and filed on SEDAR on April 10, 2006. See "Companies with Mineral Projects – Chalchihuites Group Properties, Mexico".

(e) the technical report prepared by J.N. Helsen, Ph.D., P. Geo., entitled "Evaluation Report of the Candameña Property, Ocampo Municipality, State of Chihuahua, Mexico" dated June 10, 2005 and filed on SEDAR on June 29, 2006. See "Companies with Mineral Projects – Candameña Mining District Property, Mexico".

**Currency**

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

## CORPORATE STRUCTURE

### Name, Address and Incorporation

First Majestic was incorporated under the *Company Act (British Columbia)* (the "BCA") on September 26, 1979 by registration of its Memorandum and Articles, under the name Brandy Resources Inc.

On May 3, 1984, the Company acquired Vital Resources Limited ("Vital Resources"), a private company incorporated under BCA pursuant to the laws of British Columbia, whereby Vital Resources became a wholly-owned subsidiary of the Company.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia under the BCA and was continued as a federal company pursuant to the *Canada Business Corporations Ac*t (the "CBA").

On August 27, 1987, the Company was extra provincially registered under the BCA.

On August 21, 1998, the Company continued out of Canada under the CBA and was continued into the jurisdiction of the Commonwealth of the Bahamas under the *Companies Act.*

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas under the *Companies Act* and was continued to the Yukon Territory pursuant to the *Business Corporations Act (Yukon)* (the "BCAY"). On January 3, 2002, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name to First Majestic Resource Corp.

On January 17, 2005, the Company continued out of the Yukon Territory under the BCAY and was continued to British Columbia pursuant to the *Business Corporations Act (British Columbia)* (the "BCAB").

On November 22, 2006, the Company changed its name to First Majestic Silver Corp.

The Company's head office is located at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8 and its registered office is located at #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

The Company is a reporting issuer in British Columbia, Alberta and Ontario.

### Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, the jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.


First Majestic Silver Corp.
(British Columbia)
First Silver Reserve Inc.
(British Columbia)
100%
First Majestic Resources
Mexico, S.A. de C.V.
(Mexico)
100%
La Parrilla Silver Mine
Chalchihuites Group Properties
Candameña Mining District Property
Desmin S.A. de C.V.
(Mexico)
100%
La Encantada Silver Mine
Minera El Pilon S.A. de C.V.
(Mexico)
100%
San Martin Silver Mine

## GENERAL DEVELOPMENT OF THE BUSINESS

### History

Since inception, First Majestic has been in the business of acquisition, development and exploration of mineral properties. During the fiscal year ended June 30, 2003, the Company was focused on the acquisition and exploration of minerals properties principally in the Province of Manitoba, Canada. In the following year, the acquisition, development and exploration emphasis of the Company became focused on mineral properties in Mexico with an emphasis on silver projects.

### Past Three Years

On August 7, 2003, the Company entered into an agreement to acquire up to an 80% interest in four mineral concessions known as the Niko Silver Project covering 7.75 square kilometers (775 hectares), in Chihuahua, Mexico, which agreement was amended December 28, 2003. A geochemical and geophysical field program consisting of 9.5 km of lines commenced in October 2003 and follow-up detailed geophysical and geochemical surveys were commenced in February 2004. In addition, 2,849 metres of drilling in six diamond drill holes was completed. During Fiscal 2005, the Company terminated its agreement to acquire the Niko Silver Project and acquisition and exploration costs incurred on the property totalling $862,853 were expensed.

On October 17, 2003, the Company entered into an agreement to acquire up to an 80% interest in the Platino Porphyry Project consisting of three mineral concessions covering 30,000 hectares in the Chubut Province, Patagonia, Argentina. A satellite mapping program was completed over the Platino Porphyry Project in February 2004; however, during Fiscal 2005, the Company terminated the agreement and acquisition and exploration costs totalling $156,749 were expensed.

In October 2003, the Company completed a non-brokered private placement for 3,000,000 units of the Company at a price of $0.20 per unit for gross proceeds of $600,000. The Company issued 130,000 common shares and granted 150,000 warrants in consideration as finder's fees on a portion of the private placement. The proceeds of the private placement were used for general working capital purposes.

On January 12, 2004, the Company entered into an agreement to purchase the La Parrilla Silver Mine located approximately 65 kilometres South-East of the city of Durango, Mexico. The purchase price of US$3 million (paid) included all properties, assets and equipment and all mining concessions consisting of 280 hectares. See "Companies with Mineral Projects – La Parrilla Silver Mine, Mexico". The La Parrilla Silver Mine was operated from 1956 to 1999 by the previous owners when it was put on care and maintenance program in 1999 due to low silver prices. Total tonnage mined during that period is estimated at approximately 700,000 tonnes with an average grade of 300 grams per tonne ("g/t") silver, 1.5% lead and 1.5% zinc. During the year ended June 30, 2006, production levels were maintained at approximately 180 tonnes per day ("tpd"). A decision was made in April 2006 to commence the construction of a new 800 tpd mill at the La Parrilla Silver Mine. The old mill has been replaced by a newer and much larger facility. Two different circuits have been installed, a 400 tpd cyanidation circuit and a 400 tpd flotation circuit. Both circuits have now been commissioned and are in operation.

Between March 2004 and August 2005, the Company entered into a number of agreements to acquire mining concessions located in Chalchihuites, Zacatecas, Mexico which are located approximately 45 kilometres southeast of the La Parrilla Silver Mine. The Company is now required to pay an aggregate of US$6,835,000 over a four-year period of which an aggregate of US$4,580,000 had been paid as of the date of this AIF. In October, 2006, management elected not to make further option payments on two of the Chalchihuites properties, known as El Magistral and La Esmeralda. Accordingly, management wrote off the historical investments in these properties totalling $384,930 as at June 30, 2006. See "Companies with Mineral Projects – Chalchihuites Group Properties, Mexico".

In April 2004, the Company completed a non-brokered private placement of 8,000,000 units at a price of $1.45 per unit for gross proceeds of $11,600,000. Each unit consisted of one common share of the Company and one half of one non-transferable common share purchase warrant. Each whole warrant entitled the holder thereof to purchase an additional common share of the Company at any time over a period of two years from the date of closing at an exercise price of $1.85 in the first year and $2.05 in the second year. The net proceeds of the private placement were used to acquire the La Parrilla Silver Mine and for general working capital purposes.

On November 18, 2004, the Company entered into an agreement to acquire the Dios Padre Silver Project located in the western Sierra Madre Mountain Range and midway between Hermosillo and Chihuahua in east central Sonora, Mexico which was amended on December 17, 2004 and June 13, 2005. The acquisition included all properties, assets and equipment and all mining concessions consisting of 285 hectares. The Company was required to pay an aggregate of US$6,500,000 over a four-year period and issue a total of 500,000 common shares upon the completion of specific phases of exploration. During 2006, the Company completed an exploration program which consisted of 17 diamond drill holes totalling 2,216 metres, a review of historical geological data, mapping and resource definition. In addition, a geologic survey of the 285 hectare property surrounding the main mine area was completed to evaluate four different geologic anomalies to determine the possibility of the existence of other mineralized bodies that may increase the potential of the property. The program was not definitive in outlining sufficient economic resources in order to make a positive production decision. In November 2006, management elected not to proceed with the acquisition of the Dios Padre Silver Project and acquisition and exploration costs totalling $1,895,107 were expensed.

In December 2004, the Company entered into agreements for the purchase of the Candameña Mining District properties located in the Western Sierra Madre Mountain range between Hermosillo and Chihuahua in east central Sonora, Mexico. The Company is required to pay an aggregate of US$7,600,000 over a four-year period of which an aggregate of US$775,000 had been paid as of the date of this AIF. The purchase price includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares. See "Companies with Mineral Projects – Candameña Mining District Property, Mexico". The Candameña Mining District reportedly hosts several highly mineralized areas. The Nuevo Dolores is a volcanic-hosted epithermal gold-silver deposit. The La Blanca is a similar highly prospective area and reportedly has two old high-grade silver-lead-zinc mines called the La Verde and the La Prieta, which has an old flotation mill and other equipment.

In April 2005, the Company entered into an agreement to acquire a 100% interest in the La Encarnacion and San Ignacio Dos mining claims consisting of 16 hectares adjacent to the Company's La Parrilla Silver Mine. The acquisition was completed on June 14, 2006 when $40,000 and 200,000 common shares of the Company held in trust were released to the vendor following the Company's receipt of confirmation from the Public Registry of Mining in Mexico City indicating final registration of the transfer of the claims to the Company.

On October 10, 2005, the Company entered into an agreement with Compania Minera Rio Frio, S.A. de C.V. ("Compania") to purchase the La Candelaria Silver Project, Jalisco, Mexico which includes an operating flotation mill with a present capacity of 100 tpd and surrounding property consisting of over 1,384 hectares. After completing a due diligence program, a revised agreement with Compania was entered into on April 26, 2006. Under the revised terms of the agreement, First Majestic was required to make a payment of US$110,000 and issue 100,000 common shares to the vendor upon confirmation of re-registration of the mining claims. Additional payments totalling US$2,090,000 were to be paid over a period of twenty-four months. In November 2006, management elected not to proceed with the acquisition of the La Candelaria Silver Project and acquisition and exploration costs totalling $191,151 were expensed.

In October 2005, the Company completed a non-brokered private placement of 3,076,374 units at a price of $1.85 per unit for gross proceeds of $5,691,291. Each unit consisted of one common share of the Company and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase an additional common share of the Company at any time over a period of two years from the date of closing at an exercise price of $2.25. The net proceeds of the private placement were used to continue and advance the production and development of the La Parrilla Silver Mine and to commence exploration and drilling programs at the Candameña, Dios Padre and Chalchihuites properties in Mexico. Finder's fees totalling $120,237 were paid in respect of this private placement.

In December 2005, the Company completed a non-brokered private placement of 3,000,000 units at a price of $2.25 per unit for gross proceeds of $6,750,000. Each unit consisted of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase an additional common share of the Company at any time over a period of two years from the date of closing at an exercise price of $2.60. The net proceeds of the private placement were used to continue to advance the production and development at the La Parrilla Silver Mine, to continue the exploration program at Chalchihuites and to commence exploration at the Dios Padre and Candameña properties in Mexico. Finder's fees totalling $122,053 were paid in respect of this private placement.

On April 20, 2006, the Company completed a private placement financing of 7,000,000 special warrants at a price of $4.00 per special warrant for total gross proceeds of $28 million. Each special warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole warrant is exercisable at a price of $5.00 for a period of 18 months from the closing. The offering was completed through a sole underwriter, Sprott Securities Inc. (the "Underwriter"). The Underwriter received a cash commission equal to 6% of the aggregate gross proceeds and 420,000 compensation options, each compensation option exercisable into a broker warrant. Each broker warrant is exercisable to purchase one common share at $4.00 per share until October 20, 2007. Subsequent to June 30, 2006, the Company filed a short form prospectus dated July 19, 2006 qualifying the distribution of 7,000,000 common shares and 3,500,000 share purchase warrants which were issued upon the exercise of the 7,000,000 special warrants and 420,000 broker warrants which were issued upon the exercise of the 420,000 compensation options.

**Subsequent to June 30, 2006**

***Acquisition of Quebradillas and Viboras Silver Mines***

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico. The Company has the right to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years. In addition to these payments, the agreements call for a royalty payment of 1.5% NSR with a maximum of US$2,500,000. The Company has the option to purchase the royalty at any time for US$2,000,000.

***Acquisition of Desmin S.A. de C.V.***

In August 2006, Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Desmin S.A. de C. V. ("Desmin"), a privately held Mexican mining company. The Company will pay US$1.5 million over a six-month period for all the issued and outstanding shares of Desmin, resulting in Desmin becoming a wholly owned subsidiary of the Company. In November 2006, the first payment of US$500,000 was made and the Company took over the operations of Desmin effective November 1, 2006. The agreement is subject to regulatory approval.

Desmin's primary asset is an exploitation contract with Industrias Peñoles, S.A. de C.V. ("Peñoles") which covers the operation of La Encantada Silver Mine located at the Coahuila State in Mexico. The exploitation contract between Desmin and Peñoles gives Desmin the right to all properties within the 700 hectare land package, including the operations of the mine and mill and all the auxiliary installations and associated equipment. In addition, Desmin has an agreement with Peñoles to purchase the La Encantada Silver Mine, including the mill and surrounding mining claims.

***Acquisition of Minera La Encantada S.A. de C. V.***

In December 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C. V. ("Minera La Encantada"), a Mexican mining company owned by Peñoles. The letter agreement allows the Company the right to purchase 100% of the issued and outstanding shares of Minera La Encantada for a total purchase price of US$3,250,000 and an NSR of 4%. An initial payment of US$1,000,000 was paid on signing of the letter agreement and the balance of US$2,250,000 will be paid on closing which is anticipated on or before March 15, 2007.

As part of the letter agreement, the Company has also agreed to buy-out the 4% NSR to zero at an additional cost of US$1,500,000 in common shares and warrants. The shares and warrants were priced on the date of signing, thus, the agreement calls for the issuance of 382,582 shares and 191,291 warrants. Each warrant entitles Peñoles to purchase one additional share at a price of $6.81 for a period of two years. The acquisition of Minera La Encantada is subject to due diligence and regulatory approval.

Desmin pays a sliding-scale royalty pursuant to the terms of its exploitation contract with Peñoles. As a result of the purchase of Minera La Encantada, all royalties will be cancelled at closing on or before March 15, 2007.

*Private Placement Completed for $15,945,300*

The Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company for a period of two years from closing at a price of $4.25 per share. A finder's fee of $189,500 cash and 122,824 warrants exercisable at a price of $4.25 per share for a two-year period was paid on a portion of this private placement. The net proceeds of the offering will be used by the Company for exploration, development and capital expenditures on the La Parrilla, San Martin and the La Encantada Silver Mines and for general working capital purposes.

*Change of Year End*

The Company intends to change the ending date of its financial year from June 30 to December 31, starting with the financial period July 1, 2006 to December 31, 2006. The change in the Company's fiscal year end is proposed so that the Company will have the same fiscal year end as its three operating subsidiaries in Mexico. With respect thereto, the Company has sought and obtained the approval of Canada Revenue Agency and the directors of the Company have approved the proposed change. To facilitate the change, the Company will report a one-time, six-month transition year covering the period ended December 31, 2006. Subsequent to the transition year, the first full financial year will cover the period January 1, 2007 to December 31, 2007.

**Significant Acquisitions**

*Acquisition of Controlling Interest in First Silver Reserve Inc.*

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver (the "Shareholder"). First Silver's primary business is silver mining and the acquisition, exploration and development of mineral claims with a primary focus on silver properties in Mexico. First Silver's wholly owned subsidiary, El Pilon, is the sole owner of the San Martin Silver Mine in Jalisco State, Mexico.

First Majestic purchased 24,649,200 common shares of First Silver (the "Acquisition") at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable to the Shareholder in three installments.

The first installment of $26,682,759 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. Two additional installments of $13,341,380, each representing 25% of the purchase price, are payable on each of the first and second anniversaries of the closing of the Acquisition. An interest amount of 6% per annum is payable quarterly on the two outstanding payments due after closing.

The Shareholder has also agreed to sell 3,700,000 common shares of First Silver to First Majestic on the same terms set out above if those shares are awarded to the Shareholder in a currently outstanding legal dispute.

A Form 51-102F4 – Business Acquisition Report dated July 6, 2006 was filed by First Majestic with respect to the Acquisition.

***Plan of Arrangement with First Silver***

On June 5, 2006, First Majestic and First Silver entered into a letter agreement whereby the parties agreed to enter into a business combination such that First Majestic would acquire all of the outstanding securities of First Silver and First Silver would become a wholly owned subsidiary of First Majestic. Under the arrangement (the "Arrangement") which was formalized in a combination agreement with the parties dated August 9, 2006, First Majestic acquired all of the issued and outstanding First Silver shares which it did not already own in consideration for either: (i) the issuance of one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment in the amount of $2.165 per First Silver share payable on the basis of 50% upon the completion of the Arrangement and the balance payable in two equal installments on the first and second anniversaries of the date of closing of the Arrangement, with interest payable quarterly and compounded annually at 6.0% per annum on the unpaid balances from the closing of the Arrangement. The holders of 718,404 First Silver shares elected the cash option while the remaining holders of 13,424,317 First Silver shares have either elected the share option or are no longer entitled to elect to receive the cash option and are only entitled to receive First Majestic shares.

The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and closed on September 14, 2006. At closing, 12,500 stock options exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options exercisable at a price of $4.30 per share expiring on June 19, 2011 were granted in exchange for 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011. The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by a former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

## DESCRIPTION OF BUSINESS

**General**

The Company is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The common shares of the Company trade on the TSX Venture Exchange under the symbol "FR". The common shares are also quoted on the "Grey Market" in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

The Company has an interest in five principal properties in Mexico: the La Parrilla Silver Mine in Durango, the San Martin Silver Mine in Jalisco State, the La Encantada Silver Mine in Coahuila State, the Chalchihuites Group Properties in Zacatecas, and the Candameña Mining District Property in Chihuahua. Through the Acquisition of First Silver, the Company also has an interest in the Quitaboca Project in Sinaloa, Mexico.

The Company's business is not affected by intangibles such as licences, patents and trademarks, nor is it affected by seasonal changes. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At June 30, 2006, the Company had four employees based in its Vancouver head office, two consultants who manage the operations of the Company on a daily basis and approximately 618 employees, contractors and other personnel in Mexico. At December 31, 2006, the number of employees, contractors and other personnel in Mexico increased to approximately 856. Additional consultants are also retained from time to time for specific corporate business and exploration programs.

**Risk Factors**

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

***Future Exploration and Development Activities***

Exploration and development of mineral properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of reserve estimates, metal recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and precious metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of measured, indicated and inferred resources are, to a large extent, based upon detailed geological and engineering analysis.

***Substantial Decommissioning and Reclamation Costs***

The Company's properties are subject to decommissioning and reclamation regulations. As of June 30, 2006, the total undiscounted amount of estimated cash flows required to settle the Company's estimated asset retirement obligations is US$3,571,000 which has been discounted using a credit adjusted risk free rate of 8.5%. US$1,943,000 of the reclamation obligation relates to the La Parrilla Silver Mine and is expected to be paid in 2014. The balance of the obligation relates to the San Martin Silver Mine and is expected to be paid in 2016.

The costs of performing the decommissioning and reclamation must be funded by the Company's operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

*Difficulty in Obtaining Future Financing*

The further development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on favourable terms or at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone development plans, forfeit rights in its properties or reduce or terminate its operations. Reduced liquidity or difficulty in obtaining future financing could have an adverse impact on First Majestic's future cash flows, earnings, results of operations and financial condition.

*Key Personnel*

Recruiting and retaining qualified personnel is critical to First Majestic's success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As First Majestic's business activity grows, First Majestic will require additional key financial, administrative and mining personnel as well as additional operations staff. Although the Company believes they will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of First Majestic's operations could be affected, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

*Factors Beyond the Company's Control*

There are also a number of factors beyond the Company's control. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new or amendments to existing taxes and royalties. The effects of these factors cannot be accurately predicted.

*Uninsured Risks*

First Majestic's exploration activities are subject to the risks normally inherent in mineral exploration, including but not limited to environmental hazards, industrial accidents, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions and unusual or unexpected geological formations. Such risks could result in damages, delays and possible legal liability. First Majestic does not presently maintain insurance on its properties, equipment or any aspects of its business. The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. The payments for such liabilities would reduce the funds available for exploration and development activities and may have a material impact on First Majestic's financial position.

*Foreign Operations*

The Company's exploration and development projects are located in Mexico. Such projects could be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of Mexico or Canada affecting foreign trade, investment or taxation.

Changes in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's business. Operations may be affected by governmental regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

*Foreign Currency*

The Company carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico, and the United States dollar. Such fluctuations may materially affect the Company's financial position and results.

*Title to Properties*

Although the Company has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its respective properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interest.

*Property Interests*

The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash and/or common share payments over certain time periods. If the Company fails to make such payments in a timely manner, the Company may lose all of its interest in those projects.

*Permits and Licenses*

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

*Metal Prices*

Even if the Company's exploration program is successful on its mineral projects, there are factors beyond the control of the Company that may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

*Price Volatility of Other Commodities*

The Company's profitability is also affected by the market prices of commodities, which are consumed or otherwise used in connection with the operations, such as diesel fuel, natural gas, electricity and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company's control.

*Competition*

The mining industry is highly competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

*Environmental Regulations*

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibition of spills, release or emission of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

*Conflicts of Interest*

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

*History of Losses*

The Company has a history of losses including a net loss after non-controlling interest of $5,665,886 for the year ended June 30, 2006. At June 30, 2006, the Company had an accumulated deficit of $19,513,785. The Company anticipates that it will continue to incur losses for the foreseeable future until it can successfully place its properties into commercial production on a profitable basis.

*Shares Reserved for Future Issuance*

There are stock options and share purchase warrants outstanding pursuant to which common shares may be issued in the future. Options and share purchase warrants are likely to be exercised when the market price of the Company's common shares exceeds the exercise price of such options or warrants. The exercise of such options or warrants and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

*Volatility of Share Price*

The price of the shares of junior resource companies tends to be volatile. Fluctuations in the world price of precious metals and many other elements beyond the control of the Company could materially affect the price of the Company's common shares.

**Companies with Mineral Projects**

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company's mineral projects, the Company has opted, as allowed by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

La Parrilla Silver Mine, Mexico

The following summary is extracted from a technical report titled "Geological Evaluation of the Projects at the La Parrilla Unit, State of Durango, Mexico" prepared by J.N. Helsen, Ph.D., P. Geo. dated February 2, 2007. Dr. Helsen is an independent Qualified Person for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the aforementioned report is incorporated by reference into this AIF.

First Majestic Silver Corp (FMSC) of Vancouver has been and continues working at a very fast pace since the middle of 2004 to acquire all the land around the old La Parrilla mine, rehabilitate and put into production the oxide circuit and build a complete new sulphide circuit, and carry out at the same time the necessary diamond drilling programs and development work in order to increase the resources from a mere estimate (all categories) of 761,069 tonnes (Table below) with an average grade of 315 g/t Ag grade to an indicated and measured resource of more than 21,000,000 oz of silver and silver equivalents for gold, lead, and zinc at a grade of 278 Ag g/t.

| Resources | Mineralization | Tonnes | Grade g/t silver |
|---|---|---|---|
| Measured resources: | in sulfides | 61,830 | 351 g/t silver. |
| Indicated resources: | in sulfides | 58,597 | 321 g/t silver. |
| Inferred resources: | in sulfides | 75,046 | 324 g/t silver. |
| Inferred resources: | in oxides | 565,595. | 265 g/t silver |

The resources before First Majestic Resource Corp. ("FMRC") started operations were estimated by EGOSA (Munoz Cabral, April 2004). These early pre-FMRC estimates have been surpassed by a large margin since FMRC started its programs of diamond drilling and ramp development. FMRC changed its name to First Majestic Silver Corp. (FMSC) in late 2006.

The land holdings grew from the initial 298 ha to about 3,424 ha with the acquisition of the Grupo Mexico concessions to the current 21,890 ha after the staking of a new major claim of 18,466 ha (October 20, '06).

The mill consists of two circuits of a 400 ton capacity each per day. The sulphide circuit was put into production in December 2006 so that the daily capacity has reached the goal of 800 tpd.

This property is located at the border of the Meseta Central and the east flank of the Sierra Madre Occidental. The mine site, at about one km of the village of San Juan de La Parrilla, is located in the municipality of Nombre de Diós, some 75 km SE of Durango. It has an excellent infrastructure, and is close, only 4 km, to the main highway which links Durango and Zacatecas, two cities along the old silver road and officially honored with a plaque in the city of Zacatecas.

At present six diamond drill rigs are collaring predominantly in the Rosarios, La Blanca, San Marcos and Quebradillas areas of the project (herein after referred to as the "La Parrilla Unit"). Several deep holes were drilled under Level 9 of the Rosarios mine. The next phase of diamond drilling into the sulphide mineralization will be done from cross cuts in Level 9 to access the sulphides with shorter and consequently cheaper holes. While Level 9 in the Rosarios mine undergoes rehabilitation several drill rigs were moved to the Quebradillas project to continue a program of verification or twin holes as well as exploration holes in order to confirm the historic resources of Grupo Mexico.

Since the start of the FMSC exploration and development work in the La Parrilla Unit some 120 holes were collared with a total of 28,269.87 m drilled. For the total resource calculations to date, 100 holes with a total of 23,702.37 m are involved. Assays are pending for the other 20 holes. For the period of this report analytical data for 59 diamond drill holes (ddh's) were used for the calculation of the drill indicated resources. These ddh's represent a total length of 13,478.95 m. Because diamond drilling is a continuing operation several holes are included in this report, although they were drilled before the period covered in this report. This is done because the assays were not available yet.

The La Parrilla Unit comprises several projects of which the La Rosa-Los Rosarios-La Blanca vein system is certainly the crown jewel. It has been the district's largest silver producer. Through the diamond drilling in the area just west of the mill and the office buildings a new area of interest was opened leading to the vein-replacement mineralization, dealt with in this report as the La Blanca project. This La Blanca project lies along the roughly E-W running vein system of the Los Rosarios and La Rosa projects. This vein structure or system is open to the east and to the west where it is thought to go across the valley in which the town of San Juan de la Parrilla is located. The other projects of the La Parrilla Unit are located along a roughly NW-SE structure with a similar type of mineralization in vein and as replacement. These projects are San Marcos, which contributes already ore to the mill, San Nicolás, San José de los Muertos and the newly acquired Grupo México, better known in and around the mine as Quebradillas with its Víboras ramp and Las Vacas subprojects.

Of importance in the La Parrilla Unit is the fact that all projects are governed by or intricately associated with the same diorite intrusion which is considered to be the source for the various vein systems and their associated mineralization that emanate from this diorite.

At the request of FMSC the present author wrote this NI-43-101 compliant geological evaluation report on the newly established resources of the La Parrilla Unit covering the period September 6, 2006 to mid January, 2007.

Resources in this report are reported as the new drill indicated resources for the period covered by this report Nr. 4 because no new development work resources are to be reported. The final or current resources are the total combined new resources of this period and all previous resources. Table 24 below gives the summary of all new resources for all projects of the La Parrilla Unit. The resources are mentioned in silver (Ag) and silver equivalents (Au, Pb, Zn).

Table 24. Summary of all new drill indicated resources for all La Parrilla projects, and the previously not entered Los Rosarios Ag equivalents for Pb and Zn.

| Resources | Area / work | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Drill Indic. | Rosarios Ag+Au | 227,276 | 5.23 | 207 | 0.14 | 51,742,234 | 31,649 | 1,663,550 | 1,018 | 1,710,357 |
| Drill Indic. | Rosarios Pb+Zn | | | 0.59[1] | 0.25[2] | | | | | 492,619 |
| Drill Indic. | Rosarios* Pb+Zn | | | | | | | | | 3,066,631 |
| Drill Indic. | La Blanca Ag+Au | 436,603 | 6.82 | 77 | 0.02 | 33,682,961 | 10,706 | 1,082,932 | 660 | 1,102,600 |

| Resources | Area / work | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| | La Blanca Pb+Zn | | | 0.69[1] | 1.29[2] | | | | | 2,435,869 |
| Drill Indic. | Oxidos | 67,777 | 1.40 | 206 | 0.03 | 13,961,235 | 1,812 | 448,864 | 58 | 452,287 |
| Drill Indic. | S. Marcos | 97,699 | 2.04 | 318 | 0.31 | 31,452,713 | 31,352 | 1,011,227 | 1,008 | 1,070,460 |
| Drill Indic. | S. Nicolás | 11,012 | 1.63 | 367 | 0.10 | 4,040,660 | 1,126 | 129,910 | 36 | 132,037 |
| **Grand** | **Total:** | **840,367** | **2.85** | **235** | **0.12** | **134,879,803** | **76,645** | **4,336,483** | **2,780** | **10,462,860** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report. [1+2] These values were not included in the calculation of the average grade value for Ag and Au.

The current resources of Report Nr. 4 comprise the combination of the new drill indicated resources and the last resources as reported in Report Nr. 3. This gives a final grand total, up to date to January 27, 2007, of 1,867,300 tonnes (measured + indicated) of silver with an average grade of 278 Ag g/t. This results in a grand total of 21,455,911oz of Ag+Ag equivalents for Au, Pb and Zn.

Table 25. Up to date resources for Ag and Ag eqv. of Au, Pb and Zn for all projects of the La Parrilla Unit.

| Resources | Project Area | Tonnes | Width (m) | Ag g/t | Au g/t | Total Ag g | Total Au g | Ag oz | Au oz | Oz Ag equiv ‡ |
|---|---|---|---|---|---|---|---|---|---|---|
| Total Indicated | Report Nr. 3 | 960,098 | 2.98 | 329 | 0.14 | 315,762,014 | 129,362 | 10,151,976 | 4,161 | 10,396,488 |
| Total Indicated | Report Nr. 4 | 840,367 | 2.85 | 235 | 0.12 | 134,879,803 | 76,645 | 4,336,483 | 2,780 | 10,462,860 |
| **Grand Total Indicated** | | **1,800,465** | **2.92** | **282** | **0.13** | **450,641,817** | **206,007** | **14,488,459** | **6,941** | **20,859,348** |
| Measured | Block 1 (Rep. 3) | 66,835 | 2.40 | 274 | 0.05 | 18,345,304 | 3,567 | 589,815 | 115 | 596,563 |
| **Grand Total Measured** | **Rosarios** | **66,835** | **2.40** | **274** | **0.05** | **18,345,304** | **3,567** | **589,815** | **115** | **596,563** |
| **Grand Total Indic+Meas.** | | **1,867,300** | **2.66** | **278** | **0.09** | **468,987,121** | **209,574** | **15,078,274** | **7,056** | **21,455,911** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report

Table 26. Summary of the Current Resources in Ag+Ag eqv. (Au) and Ag eqv. (Pb,Zn) for Rep. Nr. 3 and Nr. 4.

| Report | Type | Oz Ag + Ag eqv. (Au) | Oz Ag eq (Pb, Zn) | Total |
|---|---|---|---|---|
| N° 3 | Indicated | 10,396,488 | | 10,396,488 |
| N° 4 | Indicated* | | 3,066,631 | 3,066,631 |
| N° 4 | Indicated | 4,467,741 | 2,928,488 | 7,396,229 |
| N° 3 | Measured | 596,563 | | 596,563 |
| **Grand total** | | **15,460,792** | **5,995,119** | **21,455,911** |

* This indicates the Ag equivalents for Pb and Zn in the Rosarios drill indicated resources not reported in the Nr.3 report

San Martin Silver Mine, Mexico

The following summary is extracted from a technical report titled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" prepared by Mark G. Stevens, C.P.G. and Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt and dated June 23, 2005. Mr. Stevens, Mr. Lopez and Pincock Allen & Holt are independent Qualified Persons for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the abovementioned report is incorporated by reference into this AIF.

**1.0 Executive Summary**

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Silver Reserve Inc. (FSR), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín de Bolaños (San Martín) silver-gold mining operation, as represented by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. (Pilón).

Preparation of this Technical Report for FSR by PAH included a site visit (May 16-19, 2005) to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. PAH site visit also included a visit to Pilón administrative and support office at Guadalajara city, where Mr. Héctor Dávila, (former) FSR Director, President and CEO, personally introduced us to Pilón administrative personal and provided all requested data on the Company's financial statements.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access by the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2004, over 3.4 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 28.1 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined out from the Zuloaga vein, with only minor production extracted from the Blanca vein, which branches out from the hanging wall of the main structure.

Table 1-1 shows the recorded silver historical production by Pilón.

**1.1 Location**

Pilón's San Martín Unit is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara city. Driving time is four to five hours and flying time is about 45 minutes by commuter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,600 asl.

UTM coordinates at the central part of the San Martín Unit area are as follows:
North – 2,375,500; East – 615,000

TABLE 1-1
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martín de Bolaños Mining District
HISTORICAL SILVER PRODUCTION

| Year | Silver Ore (Metric Tonnes) | Silver Ounces Sold | Average Grade Silver Ounce/MT |
|---|---|---|---|
| 1984 | 110,468 | 566,726 | 5.13 |
| 1985 | 104,707 | 517,265 | 4.94 |
| 1986 | 108,837 | 579,022 | 5.32 |
| 1987 | 106,958 | 412,844 | 3.86 |
| 1988 | 105,419 | 244,554 | 2.32 |
| 1989 | 88,987 | 206,304 | 2.32 |
| 1990 | 99,947 | 484,704 | 4.85 |
| 1991 | 89,816 | 669,121 | 7.45 |
| 1992 | 72,105 | 563,868 | 7.82 |
| 1993 | 71,777 | 548,337 | 7.64 |
| 1994 | 77,313 | 812,650 | 10.51 |
| 1995 | 135,690 | 1,684,508 | 12.41 |
| 1996 | 171,099 | 2,148,719 | 12.56 |
| 1997 | 206,770 | 2,258,759 | 10.92 |
| 1998 | 257,924 | 2,337,123 | 9.06 |
| 1999 | 273,791 | 2,288,608 | 8.36 |
| 2000 | 262,768 | 2,315,143 | 8.81 |
| 2001 | 260,660 | 2,393,186 | 9.18 |
| 2002 | 258,219 | 2,399,494 | 9.29 |
| 2003 | 234,556 | 1,899,309 | 8.10 |
| 2004 | 266,592 | 2,312,745 | 8.68 |
| **TOTAL** | **3,364,403** | **27,642,989** | **8.22** |

Note: 2004 silver ounce production includes gold as a silver equivalent

## 1.2 Ownership

Minera El Pilón S.A. de C.V. (Pilón) is a wholly owned subsidiary of First Silver Reserve Inc., which is based in Vancouver, British Columbia. Pilón's corporate offices are located in Guadalajara, México. Pilón operates the San Martín Unit, an underground silver mine and ore processing facility near San Martín de Bolaños. Ore is being mined primarily from the Zuloaga Vein and from along the adjacent La Blanca Vein. Exploration is on-going along these vein structures, along other sub-parallel and crossing veins that have been uncovered recently on the San Carlos level, as well as along the Rosario-Condesa Vein System.

Pilón holds 31 contiguous mining concessions in the San Martín mining district that cover mineral rights for 7,841 hectares. These include 29 mining concessions with exploitation rights, and the remaining two exploration concessions (600,000 hectares) currently in the process to be elevated to exploitation concessions. Pilón also controls 5,272 hectares of mineral rights within 12 mining concessions located in other areas outside the San Martín district, but still in the State of Jalisco. No current activity is reported by Pilón in those other exploration areas.

### 1.3 Geology and Mineralization

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphy is represented by a thick sequence of upper volcanics consisting of approximately 1,000 meters of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a very complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The mine is centered on the Zuloaga Vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga Vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 meters. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo and San Juan, all with access to the levels from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 meters asl. Production also occurs from the La Blanca Vein, a vertical split off of the Zuloaga Vein. The Zuloaga Vein occurs along an east-west trending normal fault zone that dips on average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall. The vein has been identified over a strike length of 3 kilometers, with a developed vertical extent of about 350 meters. Currently Pilón has initiated exploration and development along crosscutting veins to the Zuloaga structure, at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level; in both cases NS veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 meters to the hanging wall of previously mined out narrow structures.

The La Blanca Vein is a near-vertical split off of the Zuloaga Vein that cuts upward through the Zuloaga hanging wall. The La Blanca Vein is typically irregular and narrow, but where mineralized, has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite. Calcite is the predominant gangue mineral.

Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. Access to these veins is obtained from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40° W and dips 81° SW. The Condesa workings show mineralization over 150 meters along strike, with mineralization ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or incomplete. These vein trends intersect the Zuloaga Vein in an area below mineralized surface outcrops of the vein and represent an encouraging exploration target.

### 1.4 Exploration and Project Data

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be very promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga Vein. The vein has been mapped (Luis Motilla, 1998) on the surface along the outcroppings for about 2 kilometers, over the present workings and several altered zones were identified. These surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

Direct exploration development is integrated into the mine preparation programs and for vein deposits this has proven to be the most effective method of exploration. For the year 2,005, Pilón's program of underground development includes about 780 meters for exploration and drill site access preparation.

The drilling program has identified eight target zones along the Zuloaga vein in the San Martín mine. These 69 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in 1.8 million tones of additional resources for the mine, according to Pilón's Geology Department estimates.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent).

### 1.5 Mining Methods

Current mine production has been averaging about 810 tonnes per day (tpd) from stopes located on La Escondida, San Jose, Ballenas, Congrejos, San Pablo, San Juan, and Sta. Elena levels. Underground drilling is performed using jackleg drills and trackless single-boom jumbos. Blasting is accomplished with ANFO explosives. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. Underground loading and haulage is performed with 2 cy and 3 cy LHD's (scooptrams) and 10 tonne-capacity trucks. Opening sizes are typically about 3.5 meters by 3.5 meters. Ramp inclinations are generally limited to about 12 percent. The average productivity in headings is 0.7 meters per manshift, which is in the normal range for this type of development. Mechanized, cut and fill stopes now account for 100 percent of the production which is developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

On the surface, the ore is loaded from stockpiles into 22-tonne trucks for transport to the mill some 15 kilometers away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

### 1.6 Processing Facilities

Channel, exploration, mine development and production, and plant samples are sent to Pilón's on site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. To evaluate sample quality control, Pilón performs multiple assays, up to six times, in each sample, and periodic check analyses on samples. Since 2004, Pilón has sent each month, from about 10 to 30 samples to Chemex Laboratories, an independent commercial laboratory, to Met Mex Peñoles laboratory, and to Laboratorio Industrial Metalúrgica Herrera, for duplicate analysis obtaining good correlation in silver values and moderate to low correlation in gold assays.

The San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 750 tonnes per day. Silver ore has been processed by the conventional cyanidation method, agitation in tanks to produce a precipitate by Merrill-Crow with the silver and gold values extracted from the ore. The precipitate is then smelted to produce doré for shipment to commercial refineries. Since 1983, Pilón has sold 28.1 million ounces of silver with small amounts of gold. Mine and plant statistics indicate that the 2004 Run-of-Mine (ROM) Ore averaged 277 g/t silver and 0.54 g/t gold. The total 2004 silver and gold recovery from doré and gravity concentrates were 89.40 and 92.11%, respectively. The statistics for the first four months of 2005 were 247.8 g/t silver at a year-to-date (YTD) recovery of 84.65% and 0.48 g/t gold at a YTD recovery of 86.94%.

### 1.7 Mineral Reserves / Resources

Pilón uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserve. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated December 31, 2004 (referred to subsequently as the January 1, 2005 reserve).

#### 1.7.1 Reserve Estimates

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 50 to 150 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

For the present (end of 2004) mineable reserve, PAH's economic breakeven cutoff grade calculation was based (Gag), solely on silver, for the total operating cost and process recoveries as follows:

$G_{ag}$ = \$42.00/(\$7.00 x .868 %) = 6.91 oz/tonne or 215 g Ag/tonne

For the past year and a half all production has come from the mechanized cut and fill mining. Previously, about 24 percent of the production came from Shrinkage stoping.

The grams of gold contained in doré and concentrates was 143,960 grams (4,628 ounces), which would indicate a mill feed grade of about 0.54g/t; the estimated process recovery for gold was 95.6 percent (137,687 grams gold in doré plus concentrates from 266,592 tonnes x 0.54 g/t). For each ounce of silver paid there were 0.00215 ounces of gold paid (4426.753 ounces Au/2,059,787.175 ounces Ag). At a gold price of \$400/oz, this represents a contribution of \$0.86 per ounce of silver.

In addition to the doré sales, a gravity concentrate is produced. During 2004, 175.2 tonnes of concentrate were sold that contained 2,121,600 grams (68,210 ounces) of silver, 11,345 grams (365 ounces) of gold and 220.1 kilos of lead. For each ounce of silver sold, approximately 0.02 kilograms (0.05 lbs) of lead are sold. At $0.38/lb of lead, this contributes another $0.02 per ounce of silver.

This would indicate a total contribution of gold and lead of $0.88 per ounce of silver.

The silver equivalent breakeven cutoff grade (Gag eq), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff calculation.

$G_{ag\ eq}$ = \$42.00/((\$7.00 x0.868%) + \$0.88)) = 6.04 oz Ag eq./tonne, or about 188 grams Ag eq/tonne.

Table 1-2 summarizes the diluted, recovered, with credits added for Au/Pb at 13 percent, proven and probable reserves at El Pilón as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.
PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

### 1.7.2 Resource Estimates

The Resource calculations by Pilón are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

In addition to the Reserves, Pilón has estimated Resources in blocks along the Zuloaga vein, La Blanca vein, the Plomosa – Rosario vein, the Rosario – Condesa vein, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2004, Pilón generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 13 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

Pilón's estimated resource blocks do not include the estimated reserve blocks, since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

Pilón's mineral resources do not include development details for underground mine accessibility and mine planning, therefore, in PAH's opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an "in-situ" basis.

Based on these assumptions, and in the mine's silver COG, PAH reviewed the Pilón's estimates, resulting in resources that were credited with the 13 percent historical contribution for gold/lead to the silver grade, for a silver equivalent contained ounces of 42.5 million, which at the current San Martín rate of production, may add over 17 years of life to the mine. These resources were not adjusted for mine dilution, mine or metallurgical recovery, or S&R charges.

The mineral resources estimated by Pilón and reviewed by PAH are presented in Table 1-3. PAH notes that these resources are in addition to the previously reported reserve.

TABLE 1-2
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martín Unit
Mineral Reserves (With Dilution and Mine Recovery) as of January 1, 2005 - Adjusted PAH Estimate

| **Reserve Classification** | **Vein** | **Width - m (Diluted 15%)** | **Tonnes (Mine Dil.-15%, Rec.- 95%)** | **Silver g/t (No Credits)** | **Contained Silver (Ounces) Without Credits** | **Silver g/t With Au/Pb Credit** | **Contained Silver (Ounces) Including Au/Pb Credits** |
|---|---|---|---|---|---|---|---|
| **Proven** | Zuloaga | 2.99 | 241,826 | 237 | 1,842,648 | 268 | 2,082,192 |
| | Zuloaga | Stockpile | 8,000 | 266 | 68,417 | 301 | 77,311 |
| | NS | 3.16 | 46,785 | 244 | 367,020 | 276 | 414,732 |
| **Total Proven** | | | **296,611** | **239** | | **270** | **2,574,235** |
| | | | | | | | |
| **Probable** | **Zuloaga** | **3.14** | **379,343** | **243** | 2,963,669 | **275** | **3,348,946** |
| | | | | | | | |
| **Total Proven + Probable** | | **3.08** | **675,954** | **241** | 5,241,753 | **273** | **5,923,181** |

COG - Silver only 225 g/t Ag
Includes Mine Dilution (15%) and Mine Recovery (95%).
Block No.1 was discounted due to lower silver than the COG.
Credits for Au/Pb content added as 13 percent

TABLE 1-3
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martín Unit
Measured and Indicated Mineral Resources Estimates by Pilón - Reviewed by PAH.
As of January 1, 2005 (No Mine Dilution or Mine Recovery Considerations)

| Blocks | Location | Tonnes | Grade Ag (Only) | | Grade Ag Equivalent (Ag+Au+Pb)=1.13% | |
|---|---|---|---|---|---|---|
| | | | Ag g/t. | Silver Ounces | Ag eq.g/t | Silver Eq. Ounces |
| 1 | R - 7500 | 110,970 | 284 | 1,013,246 | 321 | 1,144,968 |
| 2 | R - 7000 | 397,561 | 283 | 3,617,272 | 320 | 4,087,518 |
| 3 | Pinalillo-R1500 | 114,229 | 279 | 1,024,641 | 315 | 1,157,844 |
| 5 | Pinolea -R-690 | 445,794 | 230 | 3,296,500 | 260 | 3,725,045 |
| 6 | R-6405 - 6180 | 301,398 | 308 | 2,984,572 | 348 | 3,372,567 |
| 8 | R-5583 SCA | 268,117 | 275 | 2,370,544 | 311 | 2,678,715 |
| 10 | Vta Alto de Zul. | 52,920 | 317 | 539,349 | 358 | 609,465 |
| 11 | R-1100 SJO | 373,811 | 312 | 3,749,710 | 353 | 4,237,172 |
| 13 | Sta. Elena | 72,985 | 268 | 628,868 | 303 | 710,621 |
| 14 | Niv SJN Sup 40W | 115,909 | 269 | 1,002,445 | 304 | 1,132,763 |
| TOTAL ZULOAGA | | 2,254,000 | 279 | 20,227,100 | 315 | 22,857,000 |
| 15 | La Blanca | 86,876 | 212 | 592,143 | 240 | 669,122 |
| 17 | Rosario-Cond. | 463,173 | 199 | 2,963,380 | 225 | 3,348,619 |
| TOTAL Zul-blca-Ros-Cond | | 550,000 | 201 | 3,555,500 | 227 | 4,018,000 |
| | | | | | | |
| Total Measured | | 2,804,000 | 264 | 23,782,600 | 298 | 26,875,000 |
| | | | | | | |
| Blocks | Location | Tonnes | Grade Ag (Only) | | Grade Ag Equivalent (Ag+Au+Pb)=1.13% | |
| | | | Ag g/t. | Silver Ounces | Ag eq.g/t | Silver Eq. Ounces |
| 2 | R - 7000 | 416,842 | 386 | 5,173,087 | 436 | 5,845,588 |
| 3 | Pinalillo-R1500 | 121,856 | 214 | 838,401 | 242 | 947,393 |
| 5 | Pinolea -R-690 | | | | 0 | 0 |
| 6 | R-6405 - 6180 | 76,838 | 298 | 736,179 | 337 | 831,882 |
| 7 | disem. Alto Zul. | | | | 0 | 0 |
| 8 | R-5583 SCA | 142,727 | 245 | 1,124,251 | 277 | 1,270,404 |
| 9 | Ballenas Inf. | 338,094 | 225 | 2,445,744 | 254 | 2,763,691 |
| 10 | Vta Alto de Zul. | 80,640 | 201 | 521,120 | 227 | 588,865 |
| 11 | R-1100 SJO | | | | 0 | 0 |
| 13 | Sta. Elena | | | | 0 | 0 |
| 14 | Niv SJN Sup 40W | | | | 0 | 0 |
| TOTAL ZULOAGA | | 1,177,000 | 286 | 10,839,000 | 324 | 12,248,000 |
| 15 | La Blanca | | | | 0 | 0 |
| 16 | Plomosa-Cond. | | | | 0 | 0 |
| 17 | Rosario-Cond. | 463,114 | 199 | 2,963,002 | 225 | 3,348,193 |
| TOTAL Zul-blca-Ros-Cond | | 463,000 | 199 | 2,963,000 | 225 | 3,348,000 |
| | | | | | | |
| Total Indicated | | 1,640,000 | 262 | 13,802,000 | 296 | 15,596,000 |
| | | | | | | |
| Measured + Indicated | | 4,444,000 | 263 | 37,584,600 | 297 | 42,471,000 |

Note.- Pilón Blocks:Measured-7,9,12,16 and Indicated-1,4,12 were discounted due to grade lower than COG.

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by Pilón for the San Martín Unit were reviewed by PAH and constitute part of an operation by Minera El Pilón. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

### 1.8 Environmental

PAH's environmental and safety review consisted of discussions with site management, Ings. Armando Ibarra Amaya, Director of Operations, Arturo García Espinoza, Manager of Operations, and other mine and plant personal, during the site visit, and to observe the current site safety and environmental conditions and to identify any potential liabilities that may have significant economic impacts, and a brief review of file records provided us during the site visit. Other public references have reported full compliance of Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, Pilón is in compliance with the required permits and authorizations.

### 1.9 Conclusions

Minera el Pilon's San Martin Unit is a modest-sized underground operation that utilizes used equipment whenever possible and expenses its replacement equipment to a large extent. As such, the capital outlay for the mine has been nominal for the past several years and will remain so for the future.

Mine capital forecast for 2006 is $350,000 with $160,000 scheduled principally for scoop trams and trucks and $190,000 for diamond drilling underground. Mill items will be spent in 2006 and total $52,000. No figures were available for 2007 capital expenditures, but $150,000 has been estimated for portal closures (ten at $10,000 each) and for tailings pond reclamation. Salvage of plant equipment is forecast to just equal dismantling.

Production costs for the Unit in 2004 are provided in Table 1- 4, based on mine accounting records. A total of $10.8 million was expended last year to produce roughly 266,600 tonnes of ore, containing saleable silver amounting to approximately 2,400,300 ounces, without recovery considerations. On a unit basis, cash production costs were $40.50/tonne of ore, and $4.50/oz of silver produced. Unit costs of $41.84/tonne of ore is projected for 2005.

TABLE 1-4
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martin Unit
Operating Costs, 2004
Production = 266,592 tonnes, 2,400,286 oz Ag

| | US $ | $/tonne | $/oz Ag |
|---|---|---|---|
| Mine Operations | | | |
| Labor | 850,441 | 3.19 | 0.35 |
| Material | 2,683,109 | 10.06 | 1.12 |
| Expenses | 1,660,019 | 6.23 | 0.69 |
| | | 19.48 | 2.16 |
| Mine Exploration | | | |
| Labor | 169,080 | 0.63 | 0.07 |
| Material | 200,588 | 0.75 | 0.08 |
| Expenses | 401,483 | 1.51 | 0.17 |
| | | 2.89 | 0.32 |
| Mill Operations | | | |
| Labor | 378,517 | 1.42 | 0.16 |
| Material | 1,486,747 | 5.58 | 0.62 |
| Expenses | 844,276 | 3.17 | 0.35 |
| | | 10.16 | 1.13 |
| Indirects | | | |
| Labor | 689,682 | 2.59 | 0.29 |
| Material | 198,436 | 0.74 | 0.08 |
| Expenses | 1,235,794 | 4.64 | 0.51 |
| | | 7.97 | 0.88 |
| TOTAL | | | |
| Labor | 2,087,730 | 7.83 | 0.87 |
| Material | 4,568,880 | 17.14 | 1.90 |
| Expenses | 4,141,572 | 15.54 | 1.73 |
| | | 40.50 | 4.50 |

A simplified cash flow forecast has been prepared and is presented as Table 1- 5. The economics covers the period from January 2005 through June 2007, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time from the strong resource base of the mine.

Basic premises for the cash flow involve silver prices, which are taken at $7/ounce for 2005 and $8/ounce thereafter. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in the past. Operating costs and expenses are increased by 8 percent annually to account for inflation and exchange rates. Reclamation expenditures are considered spent in the remaining months of 2007. It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately $3.93 million.

As expected the operation exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martin Unit shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

TABLE 1-5
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martin Unit
Cash Flow Analysis, US$

| Item | Units | 2005 | 2006 | (5.25 mo.) 2007 | TOTAL |
|---|---|---|---|---|---|
| REVENUE | | | | | |
| Tonnes Milled | tonnes | 271,495 | 283,048 | 121,411 | 675,954 |
| Head Grade | oz Ag/tonne | 8.56 | 8.81 | 8.81 | 8.81 |
| Metallurgical Recovery | % | 84.92 | 85.00 | 85.00 | 85.00 |
| Saleable Silver | oz Ag | 1,973,592 | 2,119,605 | 909,186 | 5,002,383 |
| Silver Price | $/oz | 7.00 | 8.00 | 8.00 | 7.61 |
| Gross Silver Revenue | $ | 13,815,143 | 16,956,840 | 7,273,490 | 38,045,473 |
| Gold Revenue | $ | 1,815,724 | 2,228,637 | 955,955 | 5,000,317 |
| Gross Revenue | $ | 15,630,867 | 19,185,477 | 8,229,445 | 43,045,789 |
| Less: Treatment, Security | $ | 360,119 | 412,018 | 102,119 | 874,256 |
| Add: Miscellaneous | $ | 31,885 | 32,800 | 7,530 | 72,215 |
| Net Revenue | $ | 15,302,633 | 18,806,259 | 8,134,856 | 42,243,748 |
| COSTS | | | | | |
| Mining | $ | 6,035,553 | 6,865,227 | 3,180,362 | 16,081,142 |
| Milling | $ | 2,719,606 | 2,868,001 | 1,328,621 | 6,916,228 |
| General | $ | 2,438,557 | 2,606,329 | 1,207,399 | 6,252,285 |
| Exploration | $ | 534,818 | 563,084 | 260,852 | 1,358,754 |
| Sales Expenses | $ | 75,060 | 85,951 | 39,817 | 200,828 |
| Administration | $ | 946,855 | 1,017,477 | 471,353 | 2,435,685 |
| Depreciation | $ | 537,593 | 574,102 | 265,957 | 1,377,652 |
| Other | $ | (46,625) | (26,711) | (12,374) | (85,710) |
| Total Op Costs | $ | 13,241,417 | 14,553,460 | 6,741,988 | 34,536,865 |
| Net Before Taxes | $ | 2,061,216 | 4,252,799 | 1,392,868 | 7,706,884 |
| TAXES & PROFIT SHARE | | | | | |
| Taxes | $ | 618,365 | 1,275,840 | 417,860 | 2,312,065 |
| Profit Share | $ | 206,122 | 425,280 | 139,287 | 770,688 |
| Net After Taxes | $ | 1,236,730 | 2,551,679 | 835,721 | 4,624,130 |
| Add Depreciation | $ | 537,593 | 574,102 | 265,957 | 1,377,652 |
| Operational Cash Flow | $ | 1,774,323 | 3,125,781 | 1,101,678 | 6,001,782 |
| CAPITAL INVESTMENT | $ | 606,000 | 350,000 | 150,000 | 1,106,000 |
| PROJECT CASH FLOW | $ | 1,168,323 | 2,775,781 | 951,678 | 4,895,782 |
| NET PRESENT VALUE | @ 10% | 4,071,155 | | | |
| | @ 12% | 3,933,367 | | | |
| | @ 15% | 3,740,566 | | | |

La Encantada Silver Mine, Mexico

The following summary is extracted from a technical report titled "Geological Evaluation Report of the La Encantada Property, State of Coahuila De Zaragoza, Mexico" prepared by J.N. Helsen, Ph.D., P. Geo. dated December 5, 2006. Dr. Helsen is an independent Qualified Person for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the aforementioned report is incorporated by reference into this AIF.

At the request of First Majestic Silver Corp. (FMSC), the present author visited the La Encantada Silver Mine site between October 24 and 26, 2006 (travel days not included). FMSC at that time was in the process to acquire Desmin S.A. de C.V. This silver lead mine property is located in the State of Coahuila, Mexico. The best access to the mine is via the Muzquiz town on the east flank of the Sierra de La Encantada. From Muzquiz, the last major town, the mine can be reached via 165 km on pave highway (going N) and 45 km after crossing the sierra in a southerly direction on the west flank of the same sierra.

Desmin is the privately owned company that exploited the La Encantada Silver Mine from 2004 to November 1, 2006 after signing an Exploitation Agreement with Minera La Encantada, S.A. de C.V. from the Grupo Peñoles with favorable conditions. Minera La Encantada operated the mine from the early 1970 through 2003.

The La Encantada Silver Mine is located in Lower Cretaceous limestones (Albian) in a regionally folded and thrusted sequence of Mesozoic carbonates and interbedded with shale. This folded complex forms part of the morpho-tectonic province of the Sierra Madre Oriental which can be compared to the Rocky Mountains in BC and Alberta.

The Mineralization occurs predominantly in Albian limestones of the Aurora Fm. and belongs to the High-Temperature, Carbonate Hosted, Ag-Pb-Zn-(Cu) skarn deposits (Megaw et al., 1988) type. The mineralization occurs in chimneys, contact bodies, mantos, and irregular veins. Some 34 minerals of 9 groups have been recognized. They are all supergenic enrichment minerals. The predominant silver mineralization occurs as argentite, acanthite, galena and some native silver.

Desmin is a private company that operates La Encantada mine and mill with a capacity of 1,000 tonnes per day. This plant, however, is running only at 25 % of its capacity, because lack of investment capital. The plant runs 10 day campaigns because not sufficient mill feed can be developed to run at full capacity. The production figures for 2005 give 122,549 tonnes with a grade of 376 g/t and 58.54% silver recovery and, as stated by Desmin, 814,950 oz Ag sold for that year. The development for 2005 is mentioned as 1,564 m in total. This refers to drifts and cuts to locate resources for preparation and mill feed. The production cost amounts to US$ 4.90/oz Ag.

It should be mentioned that it is difficult to obtain a good idea of the resources information because all information consists of tables but without any back-up in the form of a database, sections plans, resource calculations, assay certificates or data. For this reason an exploration program has been proposed to confirm the resources as put forward by Desmin in four areas mainly located in the SW half of the property. Another exploration program will take care of the regional potential because several anomalies exist which have not been investigated. Several exciting targets exist including four airborne magnetometric anomalies excluding the anomaly over the mine site itself. The total proposed exploration budget amounts to some US$ 4,117,500.

Chalchihuites Group Properties, Mexico

The following summary is extracted from a technical report titled "Geological Evaluation Report of the Chalchihuites Property, State of Zacatecas, Mexico" prepared by J.N. Helsen, Ph.D., P. Geo. dated April 5, 2006. Dr. Helsen is an independent Qualified Person for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the aforementioned report is incorporated by reference into this AIF.

The Chalchihuites project area starts at about one km east of the town of Chalchihuites. The property was acquired by FMRC in 2005. It consists of three groups of claims with a total surface area of ± 487 hectares. To reach Chalchihuites one can leave from either Durango or Zacatecas cities via the Interstate highway Nr 45 which connects these old mining cities. The property enjoys excellent infrastructure and can be reached easily throughout the year. It is only about 50 km away, as the crow flies, from the La Parrilla property to the NW.

The geological setting of the Chalchihuites property in the State of Zacatecas, Mexico, shows many similarities to the La Parrilla property which is also owned by FMRC and which undergoes extensive drilling and development at this moment.

An exploration program was designed to investigate the entire property with the ultimate purpose to increase the overall resources as mill feed for the La Parrilla plant in Durango. The exploration started with a geological survey followed by the establishment of a grid for a geochemical survey which was then followed up with a geophysical survey and diamond drilling. Seven holes have been drilled by now on the La Perseverancia mine claims. In the San Juan mine area one hole has been finished and a second one is in progress.

The results of the geochemical survey show that a good correlation exists between Ag, Pb, Zn, and Cu. Good anomalies have been determined and they coincide very well with the already known mineralized areas of La Perseverancia, San Juan, La Esmeralda, and Las Cotorras.

The geophysical survey was carried out on the same grid and consisted of the Natural Source Audio- Frequency Magneto-Telluric geophysical method (NSAMT), not widely used in Canada, but apparently better suited for dry climates and to investigate rock differences based on resistivity (or impedance) at depth particularly in the investigation of geological targets like the margins between different rock types such as intrusives and skarns.

Some of these features are now being investigated with a good degree of success as shown in ddh PRV-02, ddh PRV-05 and PRV-3.

It should be kept in mind that the exploratory drilling program is just starting, and that the area of interest in comparison is vast, and certainly better suited to miss a target than to hit. There are abundant signs of polymetallic mineralization, but the targets could be small although high in grade. A good example is the ddh PRV-3 under the Perseverancia shaft. Good mineralization was cut in three sections of the core; 1747 g/t Ag over 0.85 m, 291 g/t Ag over 0.80 m and 420 g/t Ag over 1.10 m.

One target candidate in particular for more drilling is the La Perseverancia chimney. Careful planning is necessary in this case. Another recommendation would be to reanalyze some of the combined anomalies such as the most south-eastern Ag anomaly with a denser grid in order to better outline a future target time permitting. Rehabilitation of the New Perseverancia shaft has started and a crosscut for an underground diamond drill station is in progress. This rehabilitation will improve the position and the planning of the next diamond drill program from within the Perseverancia chimney.

Candameña Mining District Property, Mexico

The following summary is extracted from a technical report titled "Evaluation Report of the Candameña Property, Ocampo Municipality, State of Chihuahua, Mexico" prepared by J.N. Helsen, Ph.D., P. Geo., dated June 10, 2005. Dr. Helsen is an independent Qualified Person for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the aforementioned report is incorporated by reference into this AIF.

The Candameña property covering a total area of 5,215 hectares was acquired by First Majestic Silver Corp. of Vancouver in November 2004. This property is located in a remote area of the Barranca section of the NW Sierra Madre Occidental in the State of Chihuahua close to the border with Sonora. The property can be reached from either Hermosillo or Chihuahua via Highway 16 that connects both cities. From Chihuahua (± 250 km WSW in a straight line) it takes about three hours along the paved highway to the turn-off near Basaseachi. From here it takes another five hours along a 4x4 mountainous gravel/rock road to the Candameña exploration camp site of the property right in front of the Nuevo Dolores mineralization cliff.

The author visited two mineralized prospects which are the Nuevo Dolores gold, bulk tonnage, high sulphidation deposit and the La Verde fissure vein type mineralization. Although both deposits are epithermal in character, they are different in many ways such as size, mineralization, geology, geochemistry, etc. Both are dealt with in this report although their importance is very different.

The geology of the area is for several reasons interesting and promising for additional mineralization. The La Verde vein occurs in the Lower Volcanic Series (LVS) andesites which are known to host many mines within the Sierra Madre Occidental. The Nuevo Dolores deposit is situated higher up in the stratigraphy, in Upper Volcanic Series (more acidic to rhyolite), and is associated with a leucocratic rhyodacitic porphyry that intrudes epiclastic UVS rocks. Both mineralizations are associated in one way or another with the Ocampo Caldera (diam. 20 km) features such as ring structures and radial faults, but this relationship has never been studied in depth. It suffices to say that within the area occur several alteration halos which have never been explored such as the Colorada area across the Candameña River from the La Verde mine and the La Blanca alteration zone (visible gold?) only 4 km from Nuevo Dolores. These alterations zones, obviously, are targets for exploration the sooner the better.

Another point of interest is the fact that the NW Sierra Madre Occidental already contains several gold, bulk tonnage deposits either recently discovered (El Sauzal) or put into production or known for some time (Mulatos, Dolores) but never seriously explored until very recently. Others in the region are Ocampo, Moris, and Dios Padre. The Nuevo Dolores deposit has several features which compare favorably to the above mentioned deposits.

Manhattan Minerals Corporation carried out a drill program (60 diamond drill holes with a total of ± 11,475 m) and other exploration work. A historical resource estimate was calculated on the basis of section intercepts with sections at 50 m intervals and apparently only on the data from the first 44 holes. No information exists on the last eight holes although Manhattan geologists state that these holes do not alter substantially the end results. These last eight holes are not even plotted on the general drill hole location map. Information on the resource estimates is difficult to come by and a final report on work carried out apparently was never produced. No general compilation map exists nor a good geology map of the project.

Obviously one of the first tasks is to acquire whatever existing information and convert this information into a digital data format in order to reproduce sections, for re-interpretation of all information. At the same time some holes should be re-logged, re-analyzed, duplicate samples verified, etc.

Although in terms of size the La Verde vein ranks on a much smaller scale, with appropriate exploration new ore shoots may be discovered along the projected vein (up to 2 km). If so, the existence of a small flotation plant which can be rehabilitated adequately, and which is located close to the camp site, certainly represents a big advantage. The La Verde Vein system area has never been explored.

## DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

## CAPITAL STRUCTURE

### General Description of Capital Structure

The Company's authorized capital consists of an unlimited number of common shares without par value. A total of 52,178,630 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares of the Company have no pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

## MARKET FOR SECURITIES

### Trading Price and Volume

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange under the trading symbol "FR". The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the TSX Venture Exchange for the periods indicated:

| Period | High $ | Low $ | Volume |
|---|---|---|---|
| January 2007 | $5.75 | $4.70 | 3,602,247 |
| December 2006 | $4.95 | $4.13 | 2,110,880 |
| November 2006 | $4.77 | $3.48 | 3,908,326 |
| October 2006 | $4.10 | $2.69 | 5,027,420 |
| September 2006 | $5.25 | $2.47 | 8,220,728 |
| August 2006 | $4.98 | $3.95 | 2,122,557 |
| July 2006 | $4.82 | $4.25 | 795,989 |
| June 2006 | $5.20 | $3.58 | 1,653,899 |
| May 2006 | $7.05 | $4.65 | 4,339,670 |
| April 2006 | $5.90 | $3.65 | 5,610,175 |
| March 2006 | $4.49 | $3.49 | 3,361,783 |

| Period | High $ | Low $ | Volume |
|---|---|---|---|
| February 2006 | $3.62 | $2.83 | 2,183,020 |
| January 2006 | $3.45 | $2.46 | 2,727,220 |
| December 2005 | $2.67 | $2.25 | 1,219,078 |
| November 2005 | $2.70 | $2.02 | 1,156,649 |
| October 2005 | $2.34 | $1.90 | 1,183,294 |
| September 2005 | $2.37 | $1.84 | 1,533,808 |
| August 2005 | $2.15 | $1.84 | 1,071,992 |
| July 2005 | $1.99 | $1.76 | 893,845 |

The common shares of the Company are also quoted on the "Grey Market" in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

## DIRECTORS AND OFFICERS

**Name, Occupation and Security Holding**

The following table sets out the names of the current directors and officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of common shares of the Company and percentage of the issued common shares of the Company beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. The Company is not required to have an executive committee but it has an Audit Committee, a Human Resources, Compensation and Nominating Committee and Corporate Governance Committee as indicated below.

| Name, Position and City, Province and Country of Residence | Principal Occupation or Employment for Past 5 Years [1] | Period as a Director of the Company | No. of Common Shares | Percentage of Issued Capital [2] |
|---|---|---|---|---|
| **ROBERT A. McCALLUM, B.Sc., P.Eng** [3][5] Chairman and Director West Vancouver, British Columbia, Canada | Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; President and CEO of Kensington Resources Ltd. from June 1, 2004 to October 28, 2005; Director of Shore Gold Inc. (a diamond exploration company) from October 28, 2005 to present; Chairman and Director of First Silver from June 19, 2006 to present. | December 15, 2005 to present. | 20,000 | Less than 1% |
| **KEITH NEUMEYER** CEO, President and Director London, England | President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998; President, CEO and Director of First Silver from June 19, 2006 to present. | December 5, 1988 to present. | 2,356,300 | 4.5% |
| **RAMON DAVILA, Ing.** Chief Operating Officer and Director Durango, Mexico | Chief Operating Officer of the Company from December 14, 2004 to present; Chief Operating Officer and Director of First Silver from June 19, 2006 to present; President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. between March 1998 to October 2003; Member of the Board of Directors of the Chamber of Mines in Mexico; Member of the Society of Mining Metallurgical and Exploration Engineers, Member of the Society for Mining, Metallurgy and Exploration and Geologic Engineers in Mexico. | April 15, 2004 to present. | 213,040 | Less than 1% |

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2) Based upon the 52,178,630 common shares of the Company issued and outstanding as of the date of this AIF.
(3) Member of the Audit Committee.
(4) Member of the Human Resources, Compensation and Nominating Committee.
(5) Member of the Corporate Governance Committee.

| Name, Position and City, Province and Country of Residence | Principal Occupation or Employment for Past 5 Years [1] | Period as a Director of the Company | No. of Common Shares | Percentage of Issued Capital [2] |
|---|---|---|---|---|
| **RAYMOND L. POLMAN, CA**<br>Chief Financial Officer<br>Vancouver, British Columbia, Canada | Chief Financial Officer of the Company from February 1, 2007 to present; Chief Financial Officer of Ikona Gear International, Inc. from December 2003 to November 2006; Associate of MCSI Consulting from October 2001 to November 2003; Consultant from October 1999 to 2001; and Chief Financial Officer of Nexmedia Technologies Inc. from July 1995 to September 1999. | N/A | Nil | 0.0% |
| **TONY PEZZOTTI** [3][4]<br>Director<br>Burnaby, British Columbia, Canada | Retired. General Manager and Co-owner of PSL Steel Ltd. from 1979 to 2000. | November 30, 2001 to present. | 471,000 | Less than 1% |
| **DAVID SHAW, Ph.D.** [4][5]<br>Director<br>Vancouver, British Columbia, Canada | President of Duckmanton Partners Ltd. from June 12, 2000 to present; currently President and Director of Albion Petroleum Ltd. (a capital pool company). | January 12, 2005 to present. | 10,000 | Less than 1% |
| **DOUGLAS PENROSE, CA** [3][5]<br>Director<br>Kamloops, British Columbia, Canada | Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to present; Director of First Silver from June 19, 2006 to present. | September 7, 2006 to present. | Nil | 0.0% |
| **ROBERT YOUNG** [4]<br>Director<br>Richmond, British Columbia, Canada | Independent geological consultant from 1999 to present; Director of First Silver from June 17, 2003 to present; Vice President, Special Projects and South American Exploration, Teck Limited from 1993 to 1997. | September 7, 2006 to present. | Nil | 0.0% |
| **JUDE FAWCETT**<br>Corporate Secretary<br>Langley, British Columbia, Canada | Corporate Secretary of the Company from August 15, 2005 to present; Corporate Secretary of First Silver from June 19, 2006 to present; Legal Assistant with Pivotal Corporation from 2003 to 2005; Legal Assistant with RBS Lawyers from 1999 to 2003 | N/A | Nil | 0.0% |

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2) Based upon the 52,178,630 common shares of the Company issued and outstanding as of the date of this AIF.
(3) Member of the Audit Committee.
(4) Member of the Human Resources, Compensation and Nominating Committee.
(5) Member of the Corporate Governance Committee.

The number of common shares of the Company which the directors and senior officers of the Company beneficially own, directly or indirectly, or over which control or direction is exercised, is 3,070,340 common shares of the Company or approximately 5.9% of the common shares of the Company issued and outstanding as of the date of this AIF.

**Cease Trade Orders, Bankruptcies, Penalties or Sanctions**

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a) is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of the company (including the Company), that while that person was acting in that capacity,

    (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

    (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to,

(a) any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

**Conflicts of Interest**

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See "Interest of Management and Others in Material Transactions".

## LEGAL PROCEEDINGS AND REGULATORY ACTIONS

**Legal Proceedings**

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future installments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the amount received from the bank but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $2,695,436. The Company recorded this liability at its best estimate of fair value in the amount of $1,286,788 as part of the Acquisition of First Silver.

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Manitoba whereby the optionors are seeking an amount of $43,500, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at a price of $0.35 per share. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

In July 2006, an action was commenced against the Company by a former executive who alleges that the Company breached a March 2005 stock option agreement. The plaintiff is seeking money damages or, if the court finds this inappropriate, 25,000 common shares of the Company plus interest. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

**Regulatory Actions**

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended June 30, 2006.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended June 30, 2006.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company, other than the following transactions, which were in the normal course of business:

Employment Agreement – Keith Neumeyer

The Company entered into an Employment Agreement dated September 26, 2003, as amended April 1, 2004, pursuant to which Keith Neumeyer is employed as President and Chief Executive Officer for an unspecified term at a current salary of US$13,500 per month plus benefits and the granting of stock options and the awarding of annual bonuses which shall be determined at the absolute discretion of the Board of Directors or a Committee of the Company. The Employment Agreement may be terminated by Mr. Neumeyer with 90 days' written notice or by the Company at any time with cause, or without cause, by payment of six months' base salary plus benefits. After two years of employment with the Company, this amount will increase by two months for each additional year of employment. In the event of a change of control, the Company is committed to making severance payments to Mr. Neumeyer totalling six months' base salary plus benefits and after two years of employment with the Company, this amount will increase by two months for each additional year of employment. During the three months ending September 30, 2006 and the three fiscal years ending June 30, 2006, the Company incurred $45,253, $135,697, $149,967 and $90,376, respectively, for management services provided by Mr. Neumeyer.

Consulting Agreement – Ramon Davila

The Company entered into a Consulting Agreement dated February 10, 2006 pursuant to which Mr. Davila is retained as a consultant with respect to the Company's operations in Mexico for an unspecified term at a current salary of US$13,500 per month plus benefits and the awarding of annual bonuses which shall be determined at the absolute discretion of the Compensation Committee but in any event, shall not be less than US$10,000 annually. The Consulting Agreement may be terminated by Mr. Davila with 90 days' written notice or by the Company at any time with cause, or without cause, by payment of six months' consulting fees. After two years of consulting with the Company, this amount will increase by two months for each additional year of consulting. In the event of a change of control, the Company is committed to making severance payments to Mr. Davila totalling twelve months' base salary plus benefits and after two years of consulting with the Company, this amount will increase by two months for each additional year of consulting. During the three months ending September 30, 2006 and the three fiscal years ending June 30, 2006, the Company incurred $46,313, $187,588, $150,470 and $29,896, respectively, for consulting services provided by Mr. Davila.

Other

1. During the three months ending September 30, 2006 and the three fiscal years ending June 30, 2006, the Company incurred $15,000, $65,000, $22,600 and $nil, respectively, for geological and technical services provided by a current and a former director of the Company and/or companies controlled by a current and a former director of the Company.

2. During the year ended June 30, 2004, the Company completed a non-brokered private placement of three million units in which certain directors of the Company purchased 325,000 units and a non-brokered private placement of eight million units in which certain directors purchased 20,000 units.

3. The respective agreements for the Niko Silver Project in Mexico and the Platino Porphyry Project in Argentina were with Dundarave Resources Inc. (formerly JABA Explorations Inc.), a company with former directors in common. During the year ended June 30, 2005, the Company incurred exploration expenditures of $510,710 (2004 - $nil) with a company controlled by a director in common.

4. A finder's fee of US$182,500 was paid to Ramon Davila in connection with the acquisition of the La Parrilla Silver Mine.

5. A finder's fee of US$68,422 was paid to Ramon Davila for the completion of an option on a portion of the Chalchihuites Group of Properties known as San Juan. A finder's fee in the aggregate of US$200,081 is payable to Ramon Davila in the event that the remaining options for the Chalchihuites Group of Properties are exercised.

## TRANSFER AGENT AND REGISTRARS

The Company's transfer agent and registrar is Pacific Corporate Trust Company ("PCTC"). PCTC's register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

## MATERIAL CONTRACTS

The following material contracts were entered into by the Company or by its wholly owned subsidiaries, and are still in effect as of the date of this AIF:

1. Share Purchase Agreement dated April 3, 2006 with Hector Davila Santos pursuant to which the Company has agreed to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver. See "General Development of the Business – Significant Acquisitions".

2. Underwriting Agreement dated April 20, 2006 with Sprott Securities Inc. ("Sprott") pursuant to which Sprott purchased seven million special warrants at a price of $4.00 per special warrant for total proceeds of $28 million. See "General Development of the Business".

3. Combination agreement dated August 9, 2006 with First Silver whereby the parties entered into a business combination by way of a plan of arrangement, such that the Company acquired all remaining outstanding common shares of First Silver and First Silver became a wholly-owned subsidiary of the Company. See "General Development of the Business – Significant Acquisitions".

4. Letter agreement dated November 3, 2006 with Eduardo Chico Sánchez, Rebeca Medina Merino, Eduardo Chico Medina, Ricardo Chico Medina and Juan Pablo Chico Medina pursuant to which the Company will acquire 100% of the issued and outstanding shares of Desmin. See "General Development of the Business".

5. Letter agreement dated December 18, 2006 with Peñoles pursuant to which the Company will acquire 100% of the issued and outstanding shares of Minera La Encantada. See "General Development of the Business".

## INTERESTS OF EXPERTS

**Names of Experts**

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

J.N. Helsen, Ph.D., P. Geo., prepared technical reports on the Company's La Encantada Silver Mine dated December 5, 2006, the La Parrilla Silver Mine dated February 2, 2007, the Chalchihuites Group Properties dated April 5, 2006 and the Candameña Property dated June 10, 2005, respectively. To management's knowledge, Dr. Helsen does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Mark G. Stevens, C.P.G. and Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt prepared a technical report on the Company's San Martin Silver Mine dated June 23, 2005. To management's knowledge, Mr. Stevens and Mr. Lopez do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

## ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company's annual general and special meeting information circular dated November 16, 2006.

Additional financial information is provided in the Company's audited financial statements and MD&A for the year ended June 30, 2006 which may be obtained upon request from First Majestic's head office, or may be viewed on the Company's website (www.firstmajestic.com) or on the SEDAR website (www.sedar.com).

**Form 52-109F2 *Certification of Interim Filings***

I, ***Raymond L. Polman, Chief Financial Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 21, 2007

*"Raymond L. Polman"*

Raymond L. Polman
Chief Financial Officer

**Form 52-109F2 *Certification of Interim Filings***

I ***Keith Neumeyer, President and Chief Executive Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 21, 2007

*"Keith Neumeyer"*

Keith Neumeyer
President and CEO

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

February 20, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Market News in Vancouver, British Columbia.

**Item 4 Summary of Material Change**

Restatement of financial results for quarter ended September 30, 2006.

**Item 5 Full Description of Material Change**

The Company reported a restatement of its financial results for the quarter ended September 30, 2006. As a result of that adjustment, the net loss for the quarter ended September 30, 2006 should be reduced from $5,189,636, or $0.13 per share, to $3,967,938, or $0.09 per share.

The restatement of the September 30, 2006 financial results involves the company's revised calculation for depletion regarding the Mineral Property Interests recently acquired from First Silver Reserve Inc. The Company inadvertently over expensed its depletion by using a calculation which was inconsistent with the proven and probable reserves, as determined through an independent valuation and Purchase Price Allocation, for the acquisition of First Silver Reserve, completed in September 2006. The effect of the recalculation of depletion is to reduce depletion from $3.6 million, to $1.5 million for the quarter ended September 30, 2006. As a result, the quarter-ended Mineral Property Interests balance was understated due to the excessive depletion. The restatement has the effect of reducing the company's reported net loss for that period by approximately $1.5 million, from $5.1 million to $3.9 million, and results in revised values for Mineral Property Interests, and Future Income Taxes.

The Company also corrected the balance sheet classification of its Arrangement liability from an equity instrument to a short term liability in accordance with proper Canadian GAAP practices. Although the majority of the Arrangement liability of $20.4 million was settled in mid December through the issuance of the Company's shares, this was not known at the original filing date for the September 30, 2006 financial statements. The corrected classification, results in a working capital deficit in the amount of $22.6 million, which is reduced in mid-December 2006 when the Arrangement liability is settled through the issuance of $18.8 million in shares and a $1.6 million cash liability.

The Company has also taken further steps to improve the presentation of its statement of cash flows to better reflect proper Canadian GAAP presentation.

Restated financial data for the quarter ended September 30, 2006, is included in the appropriate footnote to the company's restated financial statements filed by the Company on www.SEDAR.com and on the Company's website.

The Company's next financial results will be audited results for the period ended December 31, 2006, and will consist of consolidated year end results for a short fiscal year consisting of two quarters of operations. The Company recently adopted December 31 as its fiscal year end, and the Company's most recent fiscal year end was at June 30, 2006.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

February 20, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


RECEIVED
2008 APR -2 A 6:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

February 20, 2007

**Restatement of Financial Results for Quarter Ended September 30, 2006**

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") today reported a restatement of its financial results for the quarter ended September 30, 2006. As a result of that adjustment, the net loss for the quarter ended September 30, 2006 should be reduced from $5,189,636, or $0.13 per share, to $3,967,938, or $0.09 per share.

The restatement of the September 30, 2006 financial results involves the company's revised calculation for depletion regarding the Mineral Property Interests recently acquired from First Silver Reserve Inc. The Company inadvertently over expensed its depletion by using a calculation which was inconsistent with the proven and probable reserves, as determined through an independent valuation and Purchase Price Allocation, for the acquisition of First Silver Reserve, completed in September 2006. The effect of the recalculation of depletion is to reduce depletion from $3.6 million, to $1.5 million for the quarter ended September 30, 2006. As a result, the quarter-ended Mineral Property Interests balance was understated due to the excessive depletion. The restatement has the effect of reducing the company's reported net loss for that period by approximately $1.5 million, from $5.1 million to $3.9 million, and results in revised values for Mineral Property Interests, and Future Income Taxes.

The Company also corrected the balance sheet classification of its Arrangement liability from an equity instrument to a short term liability in accordance with proper Canadian GAAP practices. Although the majority of the Arrangement liability of $20.4 million was settled in mid December through the issuance of the Company's shares, this was not known at the original filing date for the September 30, 2006 financial statements. The corrected classification, results in a working capital deficit in the amount of $22.6 million, which is reduced in mid-December 2006 when the Arrangement liability is settled through the issuance of $18.8 million in shares and a $1.6 million cash liability.

The Company has also taken further steps to improve the presentation of its statement of cash flows to better reflect proper Canadian GAAP presentation.

Restated financial data for the quarter ended September 30, 2006, is included in the appropriate footnote to the company's restated financial statements filed by the Company on www.SEDAR.com and on the Company's website.

The Company's next financial results will be audited results for the period ended December 31, 2006, and will consist of consolidated year end results for a short fiscal year consisting of two quarters of operations. The Company recently adopted December 31 as its fiscal year end, and the Company's most recent fiscal year end was at June 30, 2006.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving our corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

Keith Neumeyer
President & CEO

Raymond Polman
Chief Financial Officer

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


FIRST MAJESTIC
SILVER CORP.

**PRESS RELEASE**

**FIRST MAJESTIC SILVER CORP. ANNOUNCES $40 MILLION UNIT OFFERING**

For Immediate Release

(Toronto – March 21, 2007) - -**FIRST MAJESTIC SILVER CORP. (FR – TSXV)** is pleased to announce that it has entered into an agreement with Sprott Securities Inc. and CIBC World Markets Inc. as co lead underwriters and including Blackmont Capital Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to purchase 8 million Units on an underwritten basis, at a price of $5.00 per Unit (the "Issue Price") for aggregate proceeds to First Majestic Silver Corp. of $40 million. The Underwriters have the option to purchase an additional 15% of the Offering at the Issue Price at any time prior to the closing date. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about April 12th, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.**

For further information contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807

**FIRST MAJESTIC SILVER CORP.**

"signed"

Keith Neumeyer
President & CEO

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 21, 2007

### First Majestic Silver Corp. Announces $40 Million Unit Offering

**FIRST MAJESTIC SILVER CORP. (FR-V)** is pleased to announce that it has entered into an agreement with Sprott Securities Inc. and CIBC World Markets Inc. as co lead underwriters and including Blackmont Capital Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to purchase 8 million Units on an underwritten basis, at a price of $5.00 per Unit (the "Issue Price") for aggregate proceeds to First Majestic Silver Corp. of $40 million. The Underwriters have the option to purchase an additional 15% of the Offering at the Issue Price at any time prior to the closing date. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about April 12th, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.**

For further information contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807

**FIRST MAJESTIC SILVER CORP.**

"signed"

Keith Neumeyer
President & CEO

# Form 51-102F3
## *Material Change Report*

RECEIVED
2008 APR -2 A 6:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 601-2010

**Item 2. Date of Material Change**

March 21, 2007

**Item 3. News Release**

The Company disseminated a press release through the services of CCN Matthews.

**Item 4. Summary of Material Change**

An agreement was entered into with Sprott Securities Inc. and CIBC World Markets Inc. as co lead underwriters and including Blackmont Capital Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to purchase 8 million Units on an underwritten basis, at a price of $5.00 per Unit for aggregate proceeds to the Company of $40 million.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

The Company announced that it has entered into an agreement with Sprott Securities Inc. and CIBC World Markets Inc. as co lead underwriters and including Blackmont Capital Inc. (the "Underwriters") pursuant to which the Underwriters have agreed to purchase 8 million Units on an underwritten basis, at a price of $5.00 per Unit (the "Issue Price") for aggregate proceeds to the Company of $40 million. The Underwriters have the option to purchase an additional 15% of the Offering at the Issue Price at any time prior to the closing date. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about April 12th, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 601-2010

**Item 9. Date of Report**

March 21, 2007


FIRST MAJESTIC
SILVER CORP.


RECEIVED
2008 APR -2 A 6:12

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.


RECEIVED
2007 APR -2 A 6:13

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.



March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

**Form 51-102F3**
***Material Change Report***



**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

March 27, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Market News in Vancouver, British Columbia.

**Item 4 Summary of Material Change**

Purchase of La Encantada Completes

**Item 5 Full Description of Material Change**

**Purchase of La Encantada Completes**

The Company announced that further to its news release dated December 21, 2006 it has now completed the purchase of 100% of the issued and outstanding shares of Minera La Encantada S.A. de C. V. ("La Encantada"), a Mexican mining company previously owned by Minas Penoles SA de CV and Industrias Penoles SA de CV (collectively "Penoles").

La Encantada's primary asset is the La Encantada Silver Mine located in Coahuila State in the northern part of Mexico. This mine has at least 50 years of mining history and has been operated by Penoles from the early 1970's to 2003 after which time the mine was operated by Desmin S.A. de C. V. ("Desmin") until October 31, 2006. First Majestic purchased Desmin last year and thus took over operations of the La Encantada Silver Mine on November 1, 2006.

The La Encantada Silver Mine produced 950,000 ounces of silver for the calendar year 2006. The mill, which has a total capacity of 800 tpd is presently running at only approximately 50% capacity. The Company anticipates production numbers to improve over the coming months.

In addition to the main mine and mill installations, La Encantada owns 985 hectares of surrounding mining claims; surface rights to 2272 hectares of land covering the local landing strip, and all town facilities and buildings which include 170 single family dwellings, recreation facilities, school, hospital and a variety of other structures.

The regional development and exploration potential of the current land holdings is considered by the Company to have excellent prospects with several advanced areas of immediate interest. In order to secure additional land holdings, the Company has recently acquired through staking an additional 3,100 hectares of mining claims surrounding the property which covers additional areas of geological interest.

The Company agreed to pay the total purchase price of US$3,250,000 and a NSR royalty of 4%. An initial payment of US$1,000,000.00 was paid on signing of the original Letter Agreement, leaving a balance of US$2,250,000 which has now been paid in full. The Company has bought out the 4% royalty in exchange for the issuance of 382,582 shares and 191,291 two year warrants exercisable at $6.81. The shares and warrants have now been issued and delivered to Penoles and are subject to a four month hold period which expires July 21, 2007.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

March 27, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 27, 2007

### Purchasing of the La Encantada Complete

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that further to its news release dated December 21, 2006 the Company has now completed the purchase of 100% of the issued and outstanding shares of Minera La Encantada S.A. de C. V. ("La Encantada"), a Mexican mining company previously owned by Minas Penoles SA de CV and Industrias Penoles SA de CV (collectively "Penoles").

La Encantada's primary asset is the La Encantada Silver Mine located in northern part of Mexico in the Coahuila State. This mine has at least 50 years of mining history and has been operated by Penoles from the early 1970's to 2003 after which time the mine was operated by Desmin S.A. de C. V. ("Desmin") until October 31, 2006. First Majestic purchased Desmin last year and thus took over operations of the La Encantada Silver Mine on November 1, 2006.

The La Encantada Silver Mine for the calendar year 2006 produced 950,000 ounces of silver. The mill, which has a total capacity of 800 tpd is presently running at only approximately 50% capacity. The Company anticipates production numbers will be improved significantly over the coming months.

In addition to the main mine and mill installations, La Encantada owns; 985 hectares of surrounding mining claims; surface rights to 2272 hectares of land covering the local landing strip, and all town facilities and buildings which include 180? single family dwellings, recreation facilities, school house, hospital and a variety of other structures.

The regional development and exploration potential of the current land holdings is considered excellent with several advanced areas of immediate interest. In order to secure additional land holdings, the company has recently acquired through staking an additional 3,100 hectares of mining claims surrounding the property which covers additional areas of geological interest.

The Company agreed to pay the total purchase price of US$3,250,000 and a NSR royalty of 4%. An initial payment of US$1,000,000.00 was paid on signing of the original Letter Agreement, leaving a balance of US$2,250,000 which has now been paid in full.

As part of the original Letter Agreement, the Company had also agreed to buy-out the 4% royalty to zero at an additional cost of US$1,500,000 in common shares and warrants. The shares and warrants were priced on the date of signing which called for the issuance of 382,582 shares and 191,291 two year warrants priced at $6.81. The shares and warrants have now been issued and delivered to Penoles resulting in no further royalty's payable after March 19th, 2007.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 27, 2007

## Purchase of La Encantada Completes

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that further to its news release dated December 21, 2006 the Company has now completed the purchase of 100% of the issued and outstanding shares of Minera La Encantada S.A. de C. V. ("La Encantada"), a Mexican mining company previously owned by Minas Penoles SA de CV and Industrias Penoles SA de CV (collectively "Penoles").

La Encantada's primary asset is the La Encantada Silver Mine located in Coahuila State in the northern part of Mexico. This mine has at least 50 years of mining history and has been operated by Penoles from the early 1970's to 2003 after which time the mine was operated by Desmin S.A. de C. V. ("Desmin") until October 31, 2006. First Majestic purchased Desmin last year and thus took over operations of the La Encantada Silver Mine on November 1, 2006.

The La Encantada Silver Mine produced 950,000 ounces of silver for the calendar year 2006. The mill, which has a total capacity of 800 tpd is presently running at only approximately 50% capacity. The Company anticipates production numbers to improve over the coming months.

In addition to the main mine and mill installations, La Encantada owns 985 hectares of surrounding mining claims; surface rights to 2272 hectares of land covering the local landing strip, and all town facilities and buildings which include 170 single family dwellings, recreation facilities, school, hospital and a variety of other structures.

The regional development and exploration potential of the current land holdings is considered by the Company to have excellent prospects with several advanced areas of immediate interest. In order to secure additional land holdings, the Company has recently acquired through staking an additional 3,100 hectares of mining claims surrounding the property which covers additional areas of geological interest.

The Company agreed to pay the total purchase price of US$3,250,000 and a NSR royalty of 4%. An initial payment of US$1,000,000.00 was paid on signing of the original Letter Agreement, leaving a balance of US$2,250,000 which has now been paid in full. The Company has bought out the 4% royalty in exchange for the issuance of 382,582 shares and 191,291 two year warrants exercisable at $6.81. The shares and warrants have now been issued and delivered to Penoles and are subject to a four month hold period which expires July 21, 2007.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking

statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.



March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**

*A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered, sold, exercised, pledged or otherwise transferred within the United States or to or for the account or benefit of "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to U.S. persons. See "Plan of Distribution".*

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of First Majestic Silver Corp. at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone (604) 688-3033, and are also available electronically at www.sedar.com.*

**PRELIMINARY SHORT FORM PROSPECTUS**

*New Issue* **March 27, 2007**


FIRST MAJESTIC
SILVER CORP.



**$40,000,000**
**8,000,000 Units**

This short form prospectus qualifies the distribution (the "**Offering**") of 8,000,000 Units (the "**Units**") of First Majestic Silver Corp. (the "**Corporation**" or "**First Majestic**") at a price of $5.00 per Unit (the "**Offering Price**"). Each Unit consists of one common share of the Corporation (each, a "**Common Share**") and one-half of a common share purchase warrant of the Corporation (each whole warrant, a "**Warrant**"). Each Warrant will entitle the holder thereof to purchase one Common Share (each a "**Warrant Share**") at an exercise price of $6.50 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date (as defined below). The Units will be issued and sold by the Corporation pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of March 27, 2007 among Sprott Securities Inc., CIBC World Markets Inc., Blackmont Capital Inc. (collectively, the "**Underwriters**") and the Corporation.

## Price: $5.00 per Unit

| | Price to the Public | Underwriters' Commission (1) | Net Proceeds to the Corporation(2)(3) |
|---|---|---|---|
| Per Unit | $5.00 | $0.275 | $4.725 |
| Total (4) | $40,000,000 | $2,200,000 | $37,800,000 |

(1) The Corporation has agreed to pay a cash commission (the "**Underwriters' Commission**") equal to 5.5% of the gross proceeds of the Offering to the Underwriters for their services in connection with the Offering.

(2) After deducting the Underwriters' Commission, but before deducting the expenses of the Offering, estimated to be $300,000, which will be paid from the proceeds of the Offering.

(3) The Corporation has granted to the Underwriters an option (the "**Over-allotment Option**"), exercisable at any time until the closing of the Offering (the "**Closing**"), to purchase up to an additional 1,200,000 Units (the "**Additional Units**") at the Offering Price to cover over-

allotments, if any and for market stabilization purposes. This short form prospectus also qualifies the grant of the Over-allotment Option and the distribution of the Additional Units upon exercise of the Over-allotment Option. Unless the context otherwise requires, all references to "Units" in this prospectus includes the Additional Units and all references to "Common Shares" and "Warrants" in this prospectus includes the Common Shares and Warrants that comprise the Additional Units. See "Plan of Distribution".

(4) If the Over-allotment Option is exercised in full, the Total Price to the Public, the Underwriters' Commission and the Net Proceeds to the Corporation (before deducting expenses of the Offering), will be $46,000,000, $2,530,000 and $43,470,000, respectively.

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if as and when issued by First Majestic and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by McCullough O'Connor Irwin LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates evidencing the Common Shares and the Warrants comprising the Units will be available for delivery at the closing of the Offering, which is expected to take place on or about April 12, 2007, or such other date as may be agreed among the parties to the Underwriting Agreement (the "**Closing Date**"), but in any event, no later than April 26, 2007. The Units will separate into Common Shares and Warrants immediately upon issue.

| Underwriters' Position | Number of Securities Held | Exercise Period | Exercise Price |
|---|---|---|---|
| Over-allotment Option | 1,200,000 Units | at any time up to Closing | $5.00 |

The common shares of the Corporation are listed and posted for trading on the TSX Venture Exchange (the "**TSX-V**") under the symbol "**FR**". On March 26, 2007, being the last trading day before the filing of this preliminary short form prospectus, the closing price of the common shares on the TSX-V was $5.05. The common shares of the Corporation are also quoted on the Pink Sheets in the United States under the symbol "**FRMSF**" and on the Frankfurt, Berlin, Munich and Stutgart Stock Exchanges under the symbol "**FMV**".

**An investment in securities of the Corporation involves a high degree of risk. See "Forward-Looking Statements" and "Risk Factors". There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Corporation has agreed to use its commercially reasonable best efforts to list the Warrants on the TSX-V.**

The Corporation's head office is located at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8 and its registered office is located at #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4.

**Table of Contents**

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity and, particularly, silver prices, access to skilled mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See "Risk Factors".

## CURRENCY

Unless otherwise noted, all references to "$" or "dollars" in this short form prospectus refer to Canadian dollars and references to "US$" or "US dollars" in this short form prospectus refer to United States dollars. The noon rate of exchange on March 26, 2007 as reported by the Bank of Canada for Canadian dollars exchanged into United States dollars was $1.00 equals US$0.8601.

## RESERVE AND RESOURCE DISCLOSURE

The definitions of proven and probable reserves used in National Instrument 43-101 ("**NI 43-101**") differ from the definitions in the United States Securities and Exchange Commission ("**SEC**") Industry Guide 7. Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada other than Québec (the "Commissions")**. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, V6C 3E8 (telephone: (604) 688-3033). Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") which can be accessed at www.sedar.com under the Corporation's profile.

The following documents of the Corporation, which have been filed with the Commissions, are specifically incorporated by reference to, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated February 16, 2007 for the year ended June 30, 2006 (the "**AIF**");

(b) the business acquisition report of the Corporation dated July 6, 2006 with respect to the acquisition of approximately 63% of the issued and outstanding shares of First Silver Reserve Inc. ("**FSR**");

(c) the annual audited consolidated financial statements of the Corporation as at and for the fiscal years ended June 30, 2006 and June 30, 2005, together with notes thereto and the auditors' reports thereon;

(d) the management's discussion and analysis of financial condition and results of operations of the Corporation for the fiscal year ended June 30, 2006;

(e) the restated interim consolidated financial statements of the Corporation for the three-month periods ended September 30, 2006 and September 30, 2005, together with the notes thereto;

(f) the management information circular dated August 3, 2006 with respect to the Corporation's special meeting of shareholders held on September 7, 2006;

(g) the restated management's discussion and analysis of financial condition and results of operations of the Corporation for the three-month period ended September 30, 2006;

(h) the management information circular dated November 16, 2006 with respect to the Corporation's annual general and special meeting of shareholders held on December 21, 2006;

(i) the material change report of the Corporation dated August 28, 2006 with respect to three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions surrounding the Corporation's La Parrilla Silver Mine in Mexico;

(j) the material change report of the Corporation dated September 1, 2006 with respect to the signing of a letter agreement to acquire 100% of the issued and outstanding shares of Desmin S.A. de C.V. (**"Desmin"**), a privately held Mexican mining company whose primary asset is an exploitation contract covering the operation of the La Encantada Silver Mine in Coahuila State, Mexico;

(k) the material change report of the Corporation dated September 7, 2006 with respect to the preliminary results from an exploration and development program at the Dios Padre Silver Project in Mexico;

(l) the material change report of the Corporation dated September 11, 2006 with respect to (i) FSR shareholder approval of the plan of arrangement with First Majestic; and (ii) First Majestic shareholder approval of the name change from "First Majestic Resource Corp." to "First Majestic Silver Corp.";

(m) the material change report of the Corporation dated September 14, 2006 with respect to an update on exploration and development activities at the La Parrilla Silver Mine in Mexico and a new NI 43-101 resource estimate;

(n) the material change report of the Corporation dated September 15, 2006 retracting and restating the Corporation's September 14, 2006 news release announcing an update on exploration and development activities at the La Parrilla Silver Mine in Mexico and a new NI 43-101 resource estimate;

(o) the material change report of the Corporation dated September 18, 2006 with respect to the completion of the plan of arrangement with FSR effective September 14, 2006;

(p) the material change report of the Corporation dated November 17, 2006 with respect to the announcement on November 14, 2006 of a non-brokered private placement of 4,000,000 units (each unit consisting of one common share and one-half of one common share purchase warrant);

(q) the material change report of the Corporation dated November 17, 2006 with respect to the closing of the acquisition of Desmin;

(r) the material change report of the Corporation dated November 29, 2006 with respect to (i) the increase and the closing of the non-brokered private placement announced on November 14, 2006 for 4,429,250 units; and (ii) the change of the Corporation's trading symbols on the Pink Sheets and the Frankfurt Stock Exchange;

(s) the material change report of the Corporation dated December 6, 2006 with respect to the granting of 470,000 stock options to directors, officers and investor relations employees of the Corporation;

(t) the material change report of the Corporation dated December 27, 2006 with respect to the expiry of the December 13, 2006 deadline for FSR shareholders to elect to receive cash pursuant to the plan of arrangement with FSR;

(u) the material change report of the Corporation dated December 29, 2006 with respect to the signing of a letter agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C.V., a Mexican mining company that owns the La Encantada Silver Mine in Coahuila State, Mexico;

(v) the material change report of the Corporation dated December 29, 2006 with respect to the granting of 400,000 stock options to directors of the Corporation on December 22, 2006;

(w) the material change report of the Corporation dated January 15, 2007 with respect to the resignation of Douglas R. Scott, C.A. as Chief Financial Officer of the Corporation, effective January 31, 2007;

(x) the material change report of the Corporation dated February 9, 2007 with respect to (i) the appointment of Raymond L. Polman, C.A. as Chief Financial Officer of the Corporation, effective February 1, 2007; and (ii) the granting of 200,000 stock options of the Corporation to Mr. Polman;

(y) the material change report of the Corporation dated February 9, 2007 with respect to an update on development activities at the La Parrilla Silver Mine in Mexico and a new NI 43-101 resource estimate;

(z) the material change report of the Corporation dated February 9, 2007 with respect to the granting of 155,000 stock options to directors of the Corporation on February 7, 2007;

(aa) the material change report of the Corporation dated February 20, 2007 with respect to the restatement of financial results for the quarter ended September 30, 2006;

(bb) the material change report of the Corporation dated March 21, 2007 with respect to the engagement letter entered into among the Corporation, Sprott Securities Inc. and CIBC World Markets Inc. in connection with the Offering; and

(cc) the material change report of the Corporation dated March 27, 2007 with respect to the closing of the acquisition by the Corporation of all of the issued and outstanding shares of Minera La Encantada S.A. de C. V.

All documents of the type referred to above (excluding confidential material change reports) filed by the Corporation with the Commissions or similar regulatory authorities in Canada subsequent to the date of this short form prospectus and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

**Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this short form prospectus.**

## BUSINESS OF THE CORPORATION

The Corporation is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Corporation has an interest in five principal properties: (i) the La Parrilla Silver Mine in Durango, Mexico; (ii) the San Martin Silver Mine in Jalisco State, Mexico; (iii) the La Encantada Silver Mine in Coahuila State, Mexico; (iv) the Chalchihuites Group of Properties in Zacatecas, Mexico; and (v) the Candameña Mining District Property in Chihuahua, Mexico. Through the acquisition of FSR, the Corporation also has an interest in the Quitaboca Project in Sinaloa, Mexico.

Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Corporation's AIF and the materials incorporated by reference into this short form prospectus. See "Documents Incorporated by Reference".

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at September 30, 2006, both before and after giving effect to the Offering, adjusted to give effect to the material changes in the share and loan capital of the Corporation since September 30, 2006. The table should be read in conjunction with the unaudited restated interim consolidated financial statements of the Corporation for the three-month period ended September 30, 2006, including the notes thereto and the restated management's discussion and analysis, incorporated by reference into this short form prospectus.

| | **As at September 30, 2006 (unaudited)** | **As at September 30, 2006, after giving effect to the Offering [1][2] (unaudited)** | **As at September 30, 2006, after giving effect to the Offering assuming the exercise of the Over-allotment Option [1][3] (unaudited)** |
|---|---|---|---|
| Common Shares (authorized to issue unlimited common shares) | $78,496,737 (44,572,885 common shares) | $146,276,658 [4] (61,311,587 common shares) | $151,946,658 [4] (62,511,587 common shares) |
| Contributed Surplus | $7,352,593 | $10,408,986 | $10,408,986 |
| Current Liabilities | $38,996,059 | $38,996,059 | $38,996,059 |
| Long Term Liabilities | $52,714,462 | $52,714,462 | $52,714,462 |
| Deficit | ($23,208,219) | ($23,208,219) | ($23,208,219) |
| Total Capitalization | $154,696,936 | $225,832,711 | $231,502,711 |
| Convertible securities | 6,438,822 warrants<br>3,437,100 stock options | 12,145,062 warrants [5]<br>4,990,000 stock options [6] | 12,745,062 warrants [5]<br>4,990,000 stock options [6] |

(1) Includes the material transactions that have occurred since September 30, 2006 being:
- the issue of 642,500 common shares for the exercise of stock options for proceeds of $1,487,700 and the transfer of contributed surplus totaling $580,050 for stock options exercised;
- the issue of 822,500 common shares for the exercise of share purchase warrants for proceeds of $1,850,625;
- the issue of 4,429,250 common shares for a non-brokered private placement for net proceeds of $12,420,573;
- the issue of 2,461,870 common shares under the plan of arrangement with FSR for total consideration of $11,940,070; and
- the issue of 382,582 common shares for the acquisition of Minera La Encantada S.A. de C.V. for total consideration of $2,000,904.

(2) Assuming the maximum number of Units are issued pursuant to the Offering but no exercise of any outstanding options or warrants, the Warrants or the Over-allotment Option. See "Plan of Distribution".

(3) Assuming the maximum number of Units are issued pursuant to the Offering, including the exercise of the Over-allotment Option but no exercise of any outstanding options or warrants or the Warrants. See "Plan of Distribution".

(4) After deducting the Underwriters' Commission, and the expenses of the Offering estimated to be $300,000.

(5) From October 1, 2006 to March 27, 2007, a total of 822,500 previously issued warrants were exercised and 2,528,740 share purchase warrants were granted at various times. These numbers include such exercises and grants.

(6) From October 1, 2006 to March 27, 2007, a total of 642,500 previously issued stock options were exercised and 2,195,400 stock options were granted at various times. These numbers include such exercises and grants.

## USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' Commission of $2,200,000 (or $2,530,000 if the Over-allotment Option is exercised in full) and expenses of the Offering, are estimated to be $37,500,000 (or $43,170,000 if the Over-allotment Option is exercised in full). The Corporation intends to use the net proceeds of the Offering as follows:

| | |
|---|---|
| **Exploration and Development** | |
| San Martin Silver Mine | $2,300,000 |
| La Encantada Silver Mine | $2,300,000 |
| La Parrilla Silver Mine | $5,400,000 |
| **Capital Expenditures** | |
| San Martin Silver Mine | $2,900,000 |
| La Encantada Silver Mine | $2,120,000 |
| La Parrilla Silver Mine | $1,400,000 |
| **Property Commitments** | $4,800,000 |
| **Vendor Liability regarding FSR** (1) | $14,800,000 |
| **General Working Capital** (2) | $1,480,000 |
| | **$37,500,000** |

(1) On April 3, 2006, the Corporation entered into a share purchase agreement to purchase approximately 64% of the issued and outstanding shares of FSR from the major shareholder of FSR (the "Shareholder"). The Corporation purchased 24,649,200 common shares of FSR at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to the Shareholder in three installments. The first installment of $26,682,759 represented 50% of the purchase price and was paid on May 30, 2006. Two additional installments of $13,341,380, each representing 25% of the purchase price, are payable on each of the first and second anniversaries of the closing of the acquisition of the FSR shares. An interest amount of 6% per annum is payable quarterly on the two outstanding installments.

(2) If the Over-allotment Option is exercised in full by the Underwriters, the increase in the net proceeds will be applied to general working capital, the total of which will be $7,150,000.

Although the Corporation intends to use the proceeds from the Offering as set forth above, the actual amount that the Corporation spends in connection with each intended use of the proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those referenced under "Risk Factors".

## PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have agreed to purchase, as principal on the Closing Date, which is expected to be on or about April 12, 2007, or such other date as may be agreed upon by the Corporation and the Underwriters, 8,000,000 Units at the Offering Price, payable in cash to the Corporation, against delivery of the certificates representing the Common Shares and Warrants comprising the Units, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Units will separate into Common Shares and Warrants immediately upon issue.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Corporation has also granted to the Underwriters the Over-allotment Option, exercisable at any time until the Closing, to purchase up to 1,200,000 Additional Units at the Offering Price to cover over-allotments, if any and for market stabilization purposes. This short form prospectus also qualifies the grant of the Over-allotment Option and the distribution of the Additional Units upon exercise of the Over-allotment Option.

The Offering Price was determined by negotiation between the Corporation and the Underwriters in accordance with the policies of the TSX-V.

**There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Corporation has agreed to use its commercially reasonable best efforts to list the Warrants on the TSX-V.**

The Corporation has agreed to indemnify the Underwriters, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Corporation by the Underwriters pursuant to the Underwriting Agreement, provided however that the indemnity does not apply if the Underwriters have been grossly negligent or have committed any fraudulent or illegal act in the course of such performance, and the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by such gross negligence, illegality or fraud.

The Corporation has agreed for the benefit of the Underwriters, for a period of 90 days from the Closing, not to issue any common shares of the Corporation or financial instruments convertible or exercisable into common shares of the Corporation without the prior written consent of Sprott Securities Inc., such consent not to be unreasonably withheld, other than: (i) pursuant to the Offering; or (ii) the grant or exercise of directors', officers', consultants' or employee stock options or pursuant to the issuance of securities on the exercise of rights or agreements outstanding as of March 20, 2007 including options, warrants and other convertible securities pursuant to the Corporation's existing share compensation arrangements.

Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters' Commission in consideration for the services rendered in connection with the Offering. The Corporation has also agreed to reimburse the Underwriters for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. The Underwriters will not receive any other fee or commission from the Corporation in connection with the completion of the Offering.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase securities of the Corporation. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the securities of the Corporation. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX-V relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws in connection with the Offering, the Underwriters may over-allot the Units or effect transactions intended to stabilize or maintain the market price of the securities of the Corporation at a higher level than that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for the Units will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Units offered hereby, the Common Shares and the Warrants comprising the Units, and the Warrant Shares, have not been and will not be registered under the U.S. Securities Act or any state securities laws, and subject to certain exceptions, may not be offered, sold, delivered, directly or indirectly, or exercised in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. The Underwriters have agreed that they will not offer or sell the Units or Common Shares and Warrants comprising the Units within the United States or to, or for the account or benefit of, a U.S. person, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters to designate institutional "accredited investors" that satisfy the criteria set forth in Rule 501(a)(1) (2) (3) or (7) of Regulation D under the U.S. Securities Act to purchase Units directly from the Corporation in transactions exempt from registration pursuant to Rule 506 of Regulation D, and the Underwriters' obligations to purchase Units pursuant to the Underwriting Agreement will be reduced to the extent of any such purchases. In addition, until 40 days after the commencement of the Offering, an offer and sale of the Units or Common Shares and Warrants comprising the Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

## DESCRIPTION OF SECURITIES DISTRIBUTED

### Common Shares

The Corporation's authorized capital consists of an unlimited number of common shares without par value. The Corporation has no other classes of voting securities. As of the date hereof, the Corporation has 53,311,587 common shares issued and outstanding. As of the Closing Date of the Offering, and assuming no further common shares of the Corporation are issued upon the exercise of outstanding warrants or options, the Corporation will have 61,311,587 common shares issued and outstanding or, if the Over-allotment Option is exercised, 62,511,587 common shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Corporation, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Corporation, shareholders are entitled to receive *pro rata* the assets of the Corporation, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the *Business Corporations Act* (British Columbia).

### Warrants

The Warrants will be issued pursuant to, and will be governed by a warrant indenture (the "**Warrant Indenture**") between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**") to be dated as of the Closing Date. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of $6.50 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date, at which time the Warrants will become null and void. The Warrants will be transferable, subject to compliance with securities laws.

The Warrant Indenture will provide that no fractional Warrant Shares will be issued upon the exercise of Warrants and holders of Warrants will not have any rights as shareholders of the Corporation.

In addition, the Warrant Indenture will provide for and contain provisions designed to protect the holders of the Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of the Corporation, the amalgamation, merger or corporate reorganization of the Corporation or a rights offering.

The Warrant Indenture will provide that the rights of holders of Warrants may be modified. The Warrant Indenture will provide for meetings by holders of Warrants and the passing of resolutions by such holders which are binding on all holders of Warrants.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Corporation without the consent of the holders of Warrants may amend or supplement the Warrant Indenture for certain limited purposes, which includes making any changes or corrections that are required for the purpose of rectifying any ambiguity, defective provision or other error contained therein provided that in the opinion of counsel to the Warrant Agent or the Corporation, the rights of the holders of the Warrants are not prejudiced thereby.

The Warrants and the Common Shares issuable upon exercise of the Warrants have not been registered under the U.S. Securities Act or the securities law of any state, and the Warrants may not be exercised in the United States or by or for the account or benefit of a U.S. person unless an exemption from registration is available.

The Corporation has designated the Warrant Agent at its principal office in Vancouver, British Columbia, as warrant agent for the Warrants, where the Warrants may be surrendered for exercise, exchanged or replaced.

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture. Warrant holders may obtain a copy of the Warrant Indenture upon request from the Corporation.

## ELIGIBILITY FOR INVESTMENT

In the opinion of McCullough O'Connor Irwin LLP, counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**"), provided the Common Shares are listed on a prescribed stock exchange as defined by the *Tax Act* (which includes the TSX-V) as of the date of this prospectus, and provided further, in the case of the Warrants, that either the Corporation deals at arms length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Deferred Income Plan (as defined below) or the Warrants are listed on a prescribed stock exchange, the Common Shares and Warrants comprising the Units will, if issued on the date hereof, be qualified investments under the *Tax Act* for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively the "**Deferred Income Plans**").

## RISK FACTORS

**Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation's business. Investors should carefully consider the information included or incorporated herein by reference in this short form prospectus and the Corporation's historical consolidated financial statements and related notes thereto before making an investment decision concerning the Corporation's securities. There are various risks, including those discussed in the Corporation's AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation. These risk factors, together with all of the other information included, or incorporated by reference in this prospectus, including information contained in the section entitled "Forward-Looking Statements" should be carefully reviewed and considered before a decision to invest in such securities is made.**

## EXPERTS

All persons or companies whose profession or business gives authority to a statement, report or valuation made by such persons or companies and named as having prepared or certified a statement, report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus have been disclosed in the AIF. As at the date hereof, such persons and the directors, officers and employees, as applicable, of such companies beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## LEGAL MATTERS

In connection with the Offering, certain legal matters have been or will be passed upon by McCullough O'Connor Irwin LLP on behalf of the Corporation and Cassels Brock & Blackwell LLP on behalf of the Underwriters. As at the date hereof, the respective partners and associates of each firm beneficially own, directly or indirectly, less than 1% of the common shares of the Corporation.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Deloitte & Touche, LLP located at 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Corporation's common shares is Pacific Corporate Trust Company at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

## AUDITORS' CONSENT

We have read the short form prospectus of First Majestic Silver Corp. (the "Company") dated ◆, 2007 relating to the issue and sale of 8,000,000 Units of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated October 27, 2006.

Chartered Accountants
Vancouver, British Columbia
◆, 2007

## AUDITORS' CONSENT

We have read the short form prospectus of First Majestic Silver Corp. (the company) dated ◆ relating to the issue and sale of 8 million units of the company consisting of one common share and one half of one common share purchase warrant of the company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of First Silver Reserve Inc. (First Silver) on the balance sheets of First Silver as at December 31, 2004 and 2005 and the statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2005. Our report is dated March 17, 2006.

Vancouver, BC
◆, 2007

**CERTIFICATE OF THE CORPORATION**

Dated: March 27, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**FIRST MAJESTIC SILVER CORP.**

(signed) *"Keith N. Neumeyer"*
KEITH N. NEUMEYER
President and Chief Executive Officer

(signed) *"Raymond L. Polman, C.A."*
RAYMOND L. POLMAN, C.A.
Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS**

(signed) *"Robert A. McCallum"*
ROBERT A. MCCALLUM
Director

(signed) *"Robert Young"*
ROBERT YOUNG
Director

## CERTIFICATE OF THE UNDERWRITERS

Dated: March 27, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**SPROTT SECURITIES INC.**

By: (signed) *"Darren Wallace"*
DARREN WALLACE
Investment Banking, Director

**CIBC WORLD MARKETS INC.**

By: (signed) *"Richard G. McCreary"*
RICHARD G. MCCREARY
Managing Director

**BLACKMONT CAPITAL INC.**

By: (signed) *"Chad Williams"*
CHAD WILLIAMS
Director, Investment Banking


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.


RECEIVED
2008 APR -2 A 6:14
ICE OF INTERNATIONAL
CORPORATE FINANCE

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.


RECEIVED
APR -2 A 6:14

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.




March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.


RECEIVED
2008 APR -2 A 6:14
CORPORATE FINANCE

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.


RECEIVED

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.



March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**



March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**


FIRST MAJESTIC
SILVER CORP.



March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**

# *Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México*



**PINCOCK ALLEN & HOLT**
*Mining Consultants*

***Prepared for***
***First Silver Reserve Inc.***

***June 23, 2005***
***9161.01***



www.pincock.com

**PINCOCK ALLEN & HOLT**
Delivering smarter solutions

# *Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México*

***Prepared for***
***First Silver Reserve Inc.***

***June 23, 2005***
***9161.01***

Prepared by
**Pincock, Allen & Holt**

**Leonel Lopez, C.P.G.**
**Mark G. Stevens, C.P.G.**

*A Division of Hart Crowser*
*274 Union Boulevard, Suite 200*
*Lakewood, Colorado 80228-1835*
*Fax 303.987.8907*
*Tel 303.986.6950*

CONTENTS

CONTENTS (Continued) Page

CONTENTS (Continued)

Page

CONTENTS (Continued) Page



**TABLES**

## CONTENTS (Continued)

Page



## FIGURES

## 1.0 EXECUTIVE SUMMARY

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Silver Reserve Inc. (FSR), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín de Bolaños (San Martín) silver-gold mining operation, as represented by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. (Pilón).

Preparation of this Technical Report for FSR by PAH included a site visit (May 16-19, 2005) to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. PAH site visit also included a visit to Pilón administrative and support office at Guadalajara city, where Mr. Héctor Dávila, FSR Director, President and CEO, personally introduced us to Pilón administrative personal and provided all requested data on the Company's financial statements.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access by the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2004, over 3.4 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 28.1 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined out from the Zuloaga vein, with only minor production extracted from the Blanca vein, which branches out from the hanging wall of the main structure.

Table 1-1 shows the recorded silver historical production by Pilón.

### 1.1 *Location*

Pilón's San Martín Unit is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara city. Driving time is four to five hours and flying time is about 45 minutes by commuter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,600 asl.

UTM coordinates at the central part of the San Martín Unit area are as follows:

North - 2,375,500; East - 615,000

TABLE 1-1
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martín de Bolaños Mining District
HISTORICAL SILVER PRODUCTION

| Year | Silver Ore (Metric Tonnes) | Silver Ounces Sold | Average Grade Silver Ounce/MT |
|---|---|---|---|
| 1984 | 110,468 | 566,726 | 5.13 |
| 1985 | 104,707 | 517,265 | 4.94 |
| 1986 | 108,837 | 579,022 | 5.32 |
| 1987 | 106,958 | 412,844 | 3.86 |
| 1988 | 105,419 | 244,554 | 2.32 |
| 1989 | 88,987 | 206,304 | 2.32 |
| 1990 | 99,947 | 484,704 | 4.85 |
| 1991 | 89,816 | 669,121 | 7.45 |
| 1992 | 72,105 | 563,868 | 7.82 |
| 1993 | 71,777 | 548,337 | 7.64 |
| 1994 | 77,313 | 812,650 | 10.51 |
| 1995 | 135,690 | 1,684,508 | 12.41 |
| 1996 | 171,099 | 2,148,719 | 12.56 |
| 1997 | 206,770 | 2,258,759 | 10.92 |
| 1998 | 257,924 | 2,337,123 | 9.06 |
| 1999 | 273,791 | 2,288,608 | 8.36 |
| 2000 | 262,768 | 2,315,143 | 8.81 |
| 2001 | 260,660 | 2,393,186 | 9.18 |
| 2002 | 258,219 | 2,399,494 | 9.29 |
| 2003 | 234,556 | 1,899,309 | 8.10 |
| 2004 | 266,592 | 2,312,745 | 8.68 |
| **TOTAL** | **3,364,403** | **27,642,989** | **8.22** |

Note: 2004 silver ounce production includes gold as a silver equivalent

## 1.2 *Ownership*

Minera El Pilón S.A. de C.V. (Pilón) is a wholly owned subsidiary of First Silver Reserve Inc., which is based in Vancouver, British Columbia. Pilón's corporate offices are located in Guadalajara, México. Pilón operates the San Martín Unit, an underground silver mine and ore processing facility near San Martín de Bolaños. Ore is being mined primarily from the Zuloaga Vein and from along the adjacent La Blanca Vein. Exploration is on-going along these vein structures, along other sub-parallel and crossing veins that have been uncovered recently on the San Carlos level, as well as along the Rosario-Condesa Vein System.

Pilón holds 31 contiguous mining concessions in the San Martín mining district that cover mineral rights for 7,841 hectares. These include 29 mining concessions with exploitation rights, and the remaining two exploration concessions (600,000 hectares) currently in the process to be elevated to exploitation concessions. Pilón also controls 5,272 hectares of mineral rights within 12 mining

concessions located in other areas outside the San Martín district, but still in the State of Jalisco. No current activity is reported by Pilón in those other exploration areas.

## 1.3 *Geology and Mineralization*

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphy is represented by a thick sequence of upper volcanics consisting of approximately 1,000 meters of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a very complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The mine is centered on the Zuloaga Vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga Vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 meters. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo and San Juan, all with access to the levels from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 meters asl. Production also occurs from the La Blanca Vein, a vertical split off of the Zuloaga Vein. The Zuloaga Vein occurs along an east-west trending normal fault zone that dips on average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall. The vein has been identified over a strike length of 3 kilometers, with a developed vertical extent of about 350 meters. Currently Pilón has initiated exploration and development along crosscutting veins to the Zuloaga structure, at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level; in both cases NS veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 meters to the hanging wall of previously mined out narrow structures.

The La Blanca Vein is a near-vertical split off of the Zuloaga Vein that cuts upward through the Zuloaga hanging wall. The La Blanca Vein is typically irregular and narrow, but where mineralized, has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite. Calcite is the predominant gangue mineral.

Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. Access to these veins is obtained from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40° W

and dips 81° SW. The Condesa workings show mineralization over 150 meters along strike, with mineralization ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or incomplete. These vein trends intersect the Zuloaga Vein in an area below mineralized surface outcrops of the vein and represent an encouraging exploration target.

## 1.4 *Exploration and Project Data*

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be very promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga Vein. The vein has been mapped (Luis Motilla, 1998) on the surface along the outcroppings for about 2 kilometers, over the present workings and several altered zones were identified. These surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

Direct exploration development is integrated into the mine preparation programs and for vein deposits this has proven to be the most effective method of exploration. For the year 2,005, Pilón's program of underground development includes about 780 meters for exploration and drill site access preparation.

The drilling program has identified eight target zones along the Zuloaga vein in the San Martín mine. These 69 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in 1.8 million tones of additional resources for the mine, according to Pilón's Geology Department estimates.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent).

## 1.5 *Mining Methods*

Current mine production has been averaging about 810 tonnes per day (tpd) from stopes located on La Escondida, San Jose, Ballenas, Congrejos, San Pablo, San Juan, and Sta. Elena levels. Underground drilling is performed using jackleg drills and trackless single-boom jumbos. Blasting is accomplished with ANFO explosives. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. Underground loading and haulage is performed with 2 cy and 3 cy LHD's (scooptrams) and 10 tonne-capacity trucks. Opening sizes are typically about 3.5 meters by 3.5 meters. Ramp inclinations are generally limited to about 12 percent. The average productivity in headings is 0.7 meters per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production which is developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

On the surface, the ore is loaded from stockpiles into 22-tonne trucks for transport to the mill some 15 kilometers away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

## 1.6 *Processing Facilities*

Channel, exploration, mine development and production, and plant samples are sent to Pilón's on site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. To evaluate sample quality control, Pilón performs multiple assays, up to six times, in each sample, and periodic check analyses on samples. Since 2004, Pilón has sent each month, from about 10 to 30 samples to Chemex Laboratories, an independent commercial laboratory, to Met Mex Peñoles laboratory, and to Laboratorio Industrial Metalúrgica Herrera, for duplicate analysis obtaining good correlation in silver values and moderate to low correlation in gold assays.

The San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 750 tonnes per day. Silver ore has been processed by the conventional cyanidation method, agitation in tanks to produce a precipitate by Merrill-Crow with the silver and gold values extracted from the ore. The precipitate is then smelted to produce doré for shipment to commercial refineries. Since 1983, Pilón has sold 28.1 million ounces of silver with small amounts of gold.

Mine and plant statistics indicate that the 2004 Run-of-Mine (ROM) Ore averaged 277 g/t silver and 0.54 g/t gold. The total 2004 silver and gold recovery from doré and gravity concentrates were 89.40 and 92.11%, respectively. The statistics for the first four months of 2005 were 247.8 g/t silver at a year-to-date (YTD) recovery of 84.65% and 0.48 g/t gold at a YTD recovery of 86.94%.

## 1.7 *Mineral Reserves / Resources*

Pilón uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserve. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated December 31, 2004 (referred to subsequently as the January 1, 2005 reserve).

### 1.7.1 Reserve Estimates

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 50 to 150 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

For the present (end of 2004) mineable reserve, PAH's economic breakeven cutoff grade calculation was based ($G_{ag}$), solely on silver, for the total operating cost and process recoveries as follows:

$$G_{ag} = \$42.00/(\$7.00 \times .868\ \%) = 6.91 \text{ oz/tonne or } 215 \text{ g Ag/tonne}$$

For the past year and a half all production has come from the mechanized cut and fill mining. Previously, about 24 percent of the production came from Shrinkage stoping.

The grams of gold contained in doré and concentrates was 143,960 grams (4,628 ounces), which would indicate a mill feed grade of about 0.54g/t; the estimated process recovery for gold was 95.6 percent (137,687 grams gold in doré plus concentrates from 266,592 tonnes x 0.54 g/t). For each ounce of silver paid there were 0.00215 ounces of gold paid (4426.753 ounces Au/2,059,787.175 ounces Ag). At a gold price of $400/oz, this represents a contribution of $0.86 per ounce of silver.

In addition to the doré sales, a gravity concentrate is produced. During 2004, 175.2 tonnes of concentrate were sold that contained 2,121,600 grams (68,210 ounces) of silver, 11,345 grams (365 ounces) of gold and 220.1 kilos of lead. For each ounce of silver sold, approximately 0.02 kilograms (0.05 lbs) of lead are sold. At $0.38/lb of lead, this contributes another $0.02 per ounce of silver.

This would indicate a total contribution of gold and lead of $0.88 per ounce of silver.

The silver equivalent breakeven cutoff grade ($G_{ag\ eq}$), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values

shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff calculation .

$G_{ag\ eq}$ = \$42.00/((\$7.00 x0.868%) + \$0.88)) = 6.04 oz Ag eq./tonne, or about 188 grams Ag eq/tonne.

Table 1-2 summarizes the diluted, recovered, with credits added for Au/Pb at 13 percent, proven and probable reserves at El Pilón as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.

PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

### 1.7.2 Resource Estimates

The Resource calculations by Pilón are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

In addition to the Reserves, Pilón has estimated Resources in blocks along the Zuloaga vein, La Blanca vein, the Plomosa - Rosario vein, the Rosario - Condesa vein, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2004, Pilón generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 13 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

Pilón's estimated resource blocks do not include the estimated reserve blocks, since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

Pilón's mineral resources do not include development details for underground mine accessibility and mine planning, therefore, in PAH's opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an "in-situ" basis.

Based on these assumptions, and in the mine's silver COG, PAH reviewed the Pilón's estimates, resulting in resources that were credited with the 13 percent historical contribution for gold/lead to the silver grade, for a silver equivalent contained ounces of 42.5 million, which at the current San

TABLE 1-2
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martín Unit
Mineral Reserves (With Dilution and Mine Recovery) as of January 1, 2005 - Adjusted PAH Estimate

| Reserve Classification | Vein | Width - m (Diluted 15%) | Tonnes (Mine Dil.-15%, Rec.-95%) | Silver g/t (No Credits) | Contained Silver (Ounces) Without Credits | Silver g/t With Au/Pb Credit | Contained Silver (Ounces) Including Au/Pb Credits |
|---|---|---|---|---|---|---|---|
| Proven | Zuloaga | 2.99 | 241,826 | 237 | 1,842,648 | 268 | 2,082,192 |
| | Zuloaga | Stockpile | 8,000 | 266 | 68,417 | 301 | 77,311 |
| | NS | 3.16 | 46,785 | 244 | 367,020 | 276 | 414,732 |
| **Total Proven** | | | **296,611** | **239** | | **270** | **2,574,235** |
| | | | | | | | |
| **Probable** | **Zuloaga** | **3.14** | **379,343** | **243** | 2,963,669 | **275** | **3,348,946** |
| | | | | | | | |
| **Total Proven + Probable** | | **3.08** | **675,954** | **241** | 5,241,753 | **273** | **5,923,181** |

COG - Silver only 225 g/t Ag
Includes Mine Dilution (15%) and Mine Recovery (95%).
Block No.1 was discounted due to lower silver than the COG.
Credits for Au/Pb content added as 13 percent

Martín rate of production, may add over 17 years of life to the mine. These resources were not adjusted for mine dilution, mine or metallurgical recovery, or S&R charges.

The mineral resources estimated by Pilón and reviewed by PAH are presented in Table 1-3. PAH notes that these resources are in addition to the previously reported reserve.

**TABLE 1-3**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Unit**
**Measured and Indicated Mineral Resources Estimates by Pilón - Reviewed by PAH.**
**As of January 1, 2005 (No Mine Dilution or Mine Recovery Considerations)**

| Blocks | Location | Tonnes | Grade Ag (Only) | | Grade Ag Equivalent (Ag+Au+Pb)=1.13% | |
|---|---|---|---|---|---|---|
| | | | Ag g/t. | Silver Ounces | Ag eq.g/t | Silver Eq. Ounces |
| 1 | R - 7500 | 110,970 | 284 | 1,013,246 | 321 | 1,144,968 |
| 2 | R - 7000 | 397,561 | 283 | 3,617,272 | 320 | 4,087,518 |
| 3 | Pinalillo-R1500 | 114,229 | 279 | 1,024,641 | 315 | 1,157,844 |
| 5 | Pinolea - R-690 | 445,794 | 230 | 3,296,500 | 260 | 3,725,045 |
| 6 | R-6405 - 6180 | 301,398 | 308 | 2,984,572 | 348 | 3,372,567 |
| 8 | R-5583 SCA | 268,117 | 275 | 2,370,544 | 311 | 2,678,715 |
| 10 | Vta Alto de Zul. | 52,920 | 317 | 539,349 | 358 | 609,465 |
| 11 | R-1100 SJO | 373,811 | 312 | 3,749,710 | 353 | 4,237,172 |
| 13 | Sta. Elena | 72,985 | 268 | 628,868 | 303 | 710,621 |
| 14 | Nlv SJN Sup 40W | 115,909 | 269 | 1,002,445 | 304 | 1,132,763 |
| TOTAL ZULOAGA | | 2,254,000 | 279 | 20,227,100 | 315 | 22,857,000 |
| 15 | La Blanca | 86,876 | 212 | 592,143 | 240 | 669,122 |
| 17 | Rosario-Cond. | 463,173 | 199 | 2,963,380 | 225 | 3,348,619 |
| TOTAL Zul-blca-Ros-Cond | | 550,000 | 201 | 3,555,500 | 227 | 4,018,000 |
| | | | | | | |
| Total Measured | | 2,804,000 | 264 | 23,782,600 | 298 | 26,875,000 |
| | | | | | | |
| Blocks | Location | Tonnes | Grade Ag (Only) | | Grade Ag Equivalent (Ag+Au+Pb)=1.13% | |
| | | | Ag g/t. | Silver Ounces | Ag eq.g/t | Silver Eq. Ounces |
| 2 | R - 7000 | 416,842 | 386 | 5,173,087 | 436 | 5,845,588 |
| 3 | Pinalillo-R1500 | 121,856 | 214 | 838,401 | 242 | 947,393 |
| 5 | Pinolea - R-690 | | | | 0 | 0 |
| 6 | R-6405 - 6180 | 76,838 | 298 | 736,179 | 337 | 831,882 |
| 7 | disem. Alto Zul. | | | | 0 | 0 |
| 8 | R-5583 SCA | 142,727 | 245 | 1,124,251 | 277 | 1,270,404 |
| 9 | Ballenas Inf. | 338,094 | 225 | 2,445,744 | 254 | 2,763,691 |
| 10 | Vta Alto de Zul. | 80,640 | 201 | 521,120 | 227 | 588,865 |
| 11 | R-1100 SJO | | | | 0 | 0 |
| 13 | Sta. Elena | | | | 0 | 0 |
| 14 | Nlv SJN Sup 40W | | | | 0 | 0 |
| TOTAL ZULOAGA | | 1,177,000 | 286 | 10,839,000 | 324 | 12,248,000 |
| 15 | La Blanca | | | | 0 | 0 |
| 16 | Plomosa-Cond. | | | | 0 | 0 |
| 17 | Rosario-Cond. | 463,114 | 199 | 2,963,002 | 225 | 3,348,193 |
| TOTAL Zul-blca-Ros-Cond | | 463,000 | 199 | 2,963,000 | 225 | 3,348,000 |
| | | | | | | |
| Total Indicated | | 1,640,000 | 262 | 13,802,000 | 296 | 15,596,000 |
| | | | | | | |
| Measured + Indicated | | 4,444,000 | 263 | 37,584,600 | 297 | 42,471,000 |

Note.- Pilón Blocks:Measured-7,9,12,16 and Indicated-1,4,12 were discounted due to grade lower than COG.

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by Pilón for the San Martín Unit were reviewed by PAH and constitute part of an operation by Minera El Pilón. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 1.8 *Environmental*

PAH's environmental and safety review consisted of discussions with site management, Ings. Armando Ibarra Amaya, Director of Operations, Arturo García Espinoza, Manager of Operations, and other mine and plant personal, during the site visit, and to observe the current site safety and environmental conditions and to identify any potential liabilities that may have significant economic impacts, and a brief review of file records provided us during the site visit. Other public references have reported full compliance of Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, Pilón is in compliance with the required permits and authorizations.

## 1.9 *Conclusions*

Minera el Pilon's San Martin Unit is a modest-sized underground operation that utilizes used equipment whenever possible and expenses its replacement equipment to a large extent. As such, the capital outlay for the mine has been nominal for the past several years and will remain so for the future.

Mine capital forecast for 2006 is $350,000 with $160,000 scheduled principally for scooptrams and trucks and $190,000 for diamond drilling underground. Mill items will be spent in 2006 and total $52,000. No figures were available for 2007 capital expenditures, but $150,000 has been estimated for portal closures (ten at $10,000 each) and for tailings pond reclamation. Salvage of plant equipment is forecast to just equal dismantling.

Production costs for the Unit in 2004 are provided in Table 1- 4, based on mine accounting records. A total of $10.8 million was expended last year to produce roughly 266,600 tonnes of ore, containing saleable silver amounting to approximately 2,400,300 ounces, without recovery considerations. On a unit basis, cash production costs were $40.50/tonne of ore, and S4.50/oz of silver produced. Unit costs of $41.84/tonne of ore is projected for 2005.

**TABLE 1-4**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Unit**
**Operating Costs, 2004**
**Production = 266,592 tonnes, 2,400,286 oz Ag**

| | US $ | $/tonne | $/oz Ag |
|---|---|---|---|
| Mine Operations | | | |
| Labor | 850,441 | 3.19 | 0.35 |
| Material | 2,683,109 | 10.06 | 1.12 |
| Expenses | 1,660,019 | 6.23 | 0.69 |
| | | 19.48 | 2.16 |
| Mine Exploration | | | |
| Labor | 169,080 | 0.63 | 0.07 |
| Material | 200,588 | 0.75 | 0.08 |
| Expenses | 401,483 | 1.51 | 0.17 |
| | | 2.89 | 0.32 |
| Mill Operations | | | |
| Labor | 378,517 | 1.42 | 0.16 |
| Material | 1,486,747 | 5.58 | 0.62 |
| Expenses | 844,276 | 3.17 | 0.35 |
| | | 10.16 | 1.13 |
| Indirects | | | |
| Labor | 689,682 | 2.59 | 0.29 |
| Material | 198,436 | 0.74 | 0.08 |
| Expenses | 1,235,794 | 4.64 | 0.51 |
| | | 7.97 | 0.88 |
| TOTAL | | | |
| Labor | 2,087,730 | 7.83 | 0.87 |
| Material | 4,568,880 | 17.14 | 1.90 |
| Expenses | 4,141,572 | 15.54 | 1.73 |
| | | 40.50 | 4.50 |

A simplified cash flow forecast has been prepared and is presented as Table 1- 5. The economics covers the period from January 2005 through June 2007, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time from the strong resource base of the mine.

Basic premises for the cash flow involve silver prices, which are taken at $7/ounce for 2005 and $8/ounce thereafter. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in the past. Operating costs and expenses are increased by 8

**TABLE 1-5**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Unit**
**Cash Flow Analysis, US$**

| Item | Units | 2005 | 2006 | (5.25 mo.) 2007 | TOTAL |
|---|---|---|---|---|---|
| REVENUE | | | | | |
| Tonnes Milled | tonnes | 271,495 | 283,048 | 121,411 | 675,954 |
| Head Grade | oz Ag/tonne | 8.56 | 8.81 | 8.81 | 8.81 |
| Metallurgical Recovery | % | 84.92 | 85.00 | 85.00 | 85.00 |
| Saleable Silver | oz Ag | 1,973,592 | 2,119,605 | 909,186 | 5,002,383 |
| Silver Price | $/oz | 7.00 | 8.00 | 8.00 | 7.61 |
| Gross Silver Revenue | $ | 13,815,143 | 16,956,840 | 7,273,490 | 38,045,473 |
| Gold Revenue | $ | 1,815,724 | 2,228,637 | 955,955 | 5,000,317 |
| Gross Revenue | $ | 15,630,867 | 19,185,477 | 8,229,445 | 43,045,789 |
| Less: | | | | | |
| Treatment, Security | $ | 360,119 | 412,018 | 102,119 | 874,256 |
| Add: | | | | | |
| Miscellaneous | $ | 31,885 | 32,800 | 7,530 | 72,215 |
| Net Revenue | $ | 15,302,633 | 18,806,259 | 8,134,856 | 42,243,748 |
| COSTS | | | | | |
| Mining | $ | 6,035,553 | 6,865,227 | 3,180,362 | 16,081,142 |
| Milling | $ | 2,719,606 | 2,868,001 | 1,328,621 | 6,916,228 |
| General | $ | 2,438,557 | 2,606,329 | 1,207,399 | 6,252,285 |
| Exploration | $ | 534,818 | 563,084 | 260,852 | 1,358,754 |
| Sales Expenses | $ | 75,060 | 85,951 | 39,817 | 200,828 |
| Administration | $ | 946,855 | 1,017,477 | 471,353 | 2,435,685 |
| Depreciation | $ | 537,593 | 574,102 | 265,957 | 1,377,652 |
| Other | $ | (46,625) | (26,711) | (12,374) | (85,710) |
| Total Op Costs | $ | 13,241,417 | 14,553,460 | 6,741,988 | 34,536,865 |
| Net Before Taxes | $ | 2,061,216 | 4,252,799 | 1,392,868 | 7,706,884 |
| TAXES & PROFIT SHARE | | | | | |
| Taxes | $ | 618,365 | 1,275,840 | 417,860 | 2,312,065 |
| Profit Share | $ | 206,122 | 425,280 | 139,287 | 770,688 |
| Net After Taxes | $ | 1,236,730 | 2,551,679 | 835,721 | 4,624,130 |
| Add Depreciation | $ | 537,593 | 574,102 | 265,957 | 1,377,652 |
| Operational Cash Flow | $ | 1,774,323 | 3,125,781 | 1,101,678 | 6,001,782 |
| CAPITAL INVESTMENT | $ | 606,000 | 350,000 | 150,000 | 1,106,000 |
| PROJECT CASH FLOW | $ | 1,168,323 | 2,775,781 | 951,678 | 4,895,782 |
| NET PRESENT VALUE | @ 10% | 4,071,155 | | | |
| | @ 12% | 3,933,367 | | | |
| | @ 15% | 3,740,566 | | | |

percent annually to account for inflation and exchange rates. Reclamation expenditures are considered spent in the remaining months of 2007. It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately $3.93 million.

As expected the operation exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martin Unit shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

## 2.0 INTRODUCTION AND TERMS OF REFERENCE

### 2.1 *Terms of Reference*

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Silver Reserve Inc. (FSR), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín de Bolaños (San Martín) silver-gold mining operation, as represented by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V., (Pilón).

FSR of Vancouver, British Columbia (traded on FSR on the Toronto Stock Exchange) has been operating the San Martín mine since its acquisition in 1997, while the mine has been in continuous production since 1981. Total recorded production from the San Martín mine to the end of 2004, is 28.1 million troy ounces of silver equivalent from 3.4 million tonnes of ore. The operation consists of an underground silver mine and a 750-metric-tonne-per-day (tpd) capacity processing plant that produces doré and gravity concentrates for shipment to Met-Mex Peñoles (Met-Mex) smelter in Torreón, Coahuila, México. During 2004, Pilón processed 266,592 tonnes of ore and shipped doré product that contained 2.1 million troy ounces of silver and 3,863 troy ounces of gold. Pilón also shipped 177 tonnes of gravimetric concentrates to Met-Mex smelter that contained 70,122 troy ounces of silver, 405 troy ounces of gold, and 40,448 kilograms of lead.

### 2.2 *Purpose of the Technical Report*

Preparation of this Technical Report for FSR by PAH included a site visit to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. PAH site visit also included a visit to Pilón administrative and support office at Guadalajara city, where Mr. Héctor Dávila, FSR Director, President and CEO personally introduced us to Pilón administrative personal and provided all requested data on the Company's financial statements.

During the site visit to San Martín, PAH's personal had the opportunity to interview technical and operative personal for the mine, plant, laboratory, administration, and from other areas of responsibility within the operation. PAH greatly appreciates the support and cooperation provided by all Pilón employees and administrators, including Ing. Armando Ibarra, Director of Operations, Ing. Arturo García Espinoza, Manager of Operations, Ing. Sergio Oliva, Plant Superintendent, Ing. Héctor Magdaleno, Chief Geologist, Ing. José Luis Medina, Geologist, and many others.

Tha San Martín mining operation is protected by the mineral rights of 31 valid concessions that cover 7,841 hectares (19,374 acres). Pilón also owns another 12 mining claims that total 5,272 hectares (13,026 acres) of mineral rights in different regions within the State of Jalisco; PAH did not review these other areas. PAH has not reviewed the legal status of the mineral concessions. This Technical Report was completed to meet the requirements of Canada National Instrument 43-101.

### 2.2.1 Sources of Information

Technical data on the San Martín mining operation was supplied by Pilón to PAH, including information, maps, and reports generated by its own personnel, as well as reports prepared on behalf of FSR. A list of reports and files is presented in Section 21.0, References.

In addition to the above indicated sources of information, PAH's own references included various Technical Reports (public information) on behalf of FSR.

Previous studies by PAH in the San Martín mining district included geologic and exploration investigations of the Bolaños mine, which is located at about 20 kilometers to the North, within the same San Martín mining district.

## 2.3 *Site Visit*

The San Martín Unit was visited from May 16 through the 19, 2005, by PAH team members Leonel López, Steve Milne, and Raymond Hyyppa, as PAH representatives, as Independent Engineers and Qualified Persons for the purpose of auditing the reserves, observing the operation of the mine and process facilities, inspecting the condition of support facilities and infrastructure, and observing the general site environmental conditions.

PAH previously visited the San Martín Unit to perform independent reserve audits and project updates in late 2001, in February 1999, in February 1998, in early 1997, and in 1996 to prepare a valuation of Pilón's operation prior to First Silver's acquisition of the company in early 1997.

Personnel assigned for this study includes the following:

- Mark G. Stevens, C.P.G., Principal Geologist and Project Manager
- Leonel López, C.P.G., Principal Geologist
- Steve Milne, P.E., Mining Engineer
- Raymond Hyyppa, P.E., Metallurgical Engineer
- Landy Stinnett, P.E., Mining Engineer
- Darrel Buffington, P.E., Environmental and Geotechnical Engineer
- Other PAH personnel as required

## 2.4 *Terms and Definitions*

- FSR refers to First Silver Reserve Inc.

- INEGI refers to Instituto Nacional de Estadística, Geografía e Informática.

- Ing. refers to engineer, a University professional graduate.

- PAH refers to Pincock, Allen and Holt, Inc., a division of Runge, Inc.
- Peñoles or Met-Mex refers to Metalúrgica Mexicana Met-Mex Peñoles, S.A. de C.V.
- Pilón refers to Minera El Pilón, S.A. de C.V., a Mexican corporation wholly-owned subsidiary to First Silver Reserve Inc.
- San Martín Unit or San Martín operation refers to San Martín de Bolaños mining operation, which includes underground mine, processing plant and ancillary installations.
- San Martín mine refers to Zuloaga mine.
- TSX refers to Toronto Stock Exchange.
- RC refers to reverse circulation drilling
- COG refers to Cutoff Grade.
- g/t Ag refers to grams per metric tonne
- g/t Au refers to grams per metric tonne.
- tpd refers to metric tonnes per day
- m refers to meter
- km refers to kilometers, 1,000 meters.
- mm refers to millimeters
- SEMARNAP refers to Secretaría del Medio Ambiente, Recursos Naturales y Pesca.
- CAN$ refers to Canadian currency, and
- $ refers to US currency.

## 2.5 *Units*

Units in this report are metric unless otherwise noted

- Tonnage figures are dry, metric tonnes, unless otherwise stated

- Precious metal content is reported in grams per metric tonne (g/t) or grams (g), except where otherwise stated

- Elevations reported as meters above mean sea level (asl).

- All coordinates used for location and elevations referenced on maps and text in this report are based on newly obtained Universal Transverse Mercator and have been referred to by project personnel as the Global UTM system, and they are based on the Map Datum NAD27-México.

## 3.0 DISCLAIMER

This Technical Report was prepared for First Silver Reserve Inc. (FSR) by the independent consulting firm of Pincock, Allen & Holt (PAH), to report the results of the review performed on its mining operations through its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. silver/gold operation. The Technical Report is based on information available and provided to PAH at the time of the report, largely including data by Pilón and public information, and to a lesser extent including information by third parties and generated by PAH. PAH believes that the information contained herein will be reliable under the conditions and subject to the limitations set forth herein. PAH does not guarantee the accuracy of third party information, including property and mineral rights legal title, as well as assessment works and permits required by Mexican Mining and Environmental Laws, for which PAH has only relied on previous public reports, opinions, verbal assessments and confirmations by Pilón personnel who are experienced professionals.

# 4.0 PROPERTY DESCRIPTION AND LOCATION

## 4.1 *Property Description*

First Silver Reserve operates the San Martín Unit that consists of a silver mine and processing plant through its Mexican wholly owned subsidiary Minera El Pilón, S.A. de C.V. near the town of San Martín de Bolaños, in the State of Jalisco, México.

The San Martín mine includes underground operations that have opened six main drifts with levels at an aproximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access by the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2004, over 3.4 million tones of silver ore have been extracted and processed, to produce sales of approximately 28.1 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined out from the Zuloaga vein, with only minor production extracted from the Blanca vein, which branches out from the hanging wall of the main structure.

The San Martín mined out ore is transported by 13.5-kilometer dirt road from the mine installations to the processing plant from an elevation of 1,080-meter above-sea-level (asl), to about 850. The processing plant consists of a crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crow method, by adding zinc dust and smelting the precipitates into doré bars for shipment to the smelter. A gravity separation circuit, consisting of two Falcon concentrators and one vibrating Wilffley table, have been added to the processing system to recuperate coarse grains and some sulphides that are not recuperated in the cyanidation circuit.

Other installations include laboratory facilities, offices, restaurant and some housing for key employees.

In addition to the mineral rights covered by 31 mining concessions that include 7,841 hectares (19,374 acres), Pilón has purchased the surface rights for 1,300 hectares (3,212 acres) of land that include the mine installations, part of the access roads, and surrounding areas. Additionally, Pilón has acquired the surface rights of 107 hectares (264 acres) of land where the plant installations and camp are located.

Pilón corporate offices are located in the capital city of Guadalajara, State of Jalisco, where purchasing, legal and accounting administrative functions give support to the mining operation.

## 4.2 *Location*

Pilón's San Martín Unit is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara city. Driving time is four to five hours and flying time is about 45 minutes by commuter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,190 asl.

UTM coordinates at the central part of the San Martín Unit area are as follows:

North - 2,375,500

East - 615,000.

Figure 4-1 shows a general location map.

## 4.3 *Property Ownership*

Minera El Pilón is a wholly owned subsidiary of First Silver Reserve Inc., which is based in Vancouver, British Columbia. Pilón's corporate offices are located in Guadalajara, Mexico. Pilón operates the San Martín Unit, an underground silver mine and ore processing facility near San Martín de Bolaños. Ore is being mined primarily from the Zuloaga Vein and from along the adjacent La Blanca Vein. Exploration is on-going along these vein structures, along other sub-parallel and crossing veins that have been uncovered recently on the San Carlos level, as well as along the Rosario-Condesa Vein System.

Figure 4-2 depicts Pilón's San Martín general layout.

Pilón holds 31 contiguous mining concessions in the San Martín mining district that cover mineral rights for 7,841 hectares. These include 29 mining concessions with exploitation rights, and the remaining two exploration concessions (6,000,000 hectares) currently in the process to be elevated to exploitation concessions. Pilón also controls 5,272 hectares of mineral rights within 12 mining concessions located in other areas outside the San Martín district, but still in the State of Jalisco. No current activity is reported by Pilón in those other exploration areas.

Prior to assignment of the mineral rights, the Mining Department requires for the concessionaire to survey the area of coverage, in accordance to strict regulations, including relative position with regards to other adjacent and nearby pre-existing claims. Exploration concessions are granted for renewable 6-year terms and the exploitation concessions for renewable 50-year terms. The title


ESTADOS UNIDOS MEXICANOS
ESTADO DE JALISCO, MEX.
DURANGO
JALISCO
NAYARIT
ZACATECAS
AGUSCALIENTES
ZACATECAS
N
JIMULCO
HUEJUQUILLA
LA SOLEDAD
HUEJUCAR
SAN BARTOLO
STA. MARIA DE LOS ANGELES
COLOTLAN
JUANACATIC
VILLA GUERRERO
COCULITEN
TESORERO
TEMASTIAN
BOLAÑOS
CHIMALTITAN
LOS TERREROS
SAN PEDRO ANALCO
TUITAN
ATEMANICA
LAS CONOCAS
22°30'
22°
21°30'
104°30'
104°
103°30'
103°
102°30'
LEYENDA
CARRETERA
RIO BOLAÑOS
0 Km 10 30 60
MINERA EL PILON S.A. DE C.V.
UNIDAD SAN MARTIN
PLANO DE LOCALIZACION
Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
161.01
Drawing Provided by/Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
Date of Issue
June/2005
Drawing Name
Fig4-1.dwg

FIGURE 4-1
GENERAL LOCATION MAP


San Martin Mine
El Pilon Processing Plant
2401000 N
2400000 N
2399000 N
2398000 N
2396000 N
2395000 N
2394000 N
613000 E
614000 E
615000 E
616000 E
617000 E
618000 E
619000 E
620000 E
621000 E
622000 E
623000 E
624000 E
ELEVACIONES
Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
9161.01
Drawing Provided by/Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
Date of Issue
June/2005
Drawing Name
Fig4-2.dwg

FIGURE 4-2
GENERAL LAYOUT - SAN MARTIN UNIT

records are maintained in Guadalajara, the state capital city of Jalisco, at the Mining Agency (Agencia de Minería), and at the Central Mining Registry in México City (Dirección General de Minas). According to Pilón's concessions title dates, mineral rights are due for the earliest titled concessions in the year 2010 (Ampl. Patricia), and most other claims have expiration dates to the years 2050's; these however, may be renewed for another 50 years. PAH reviewed the legal opinion on property current legal status, issued by the legal firm of García-Jimenéz & Associates from Mexico City, where the concessions legal status is confirmed as in good legal standing.

Table 4-1 presents a list of Pilón's mining concessions.

Other mining concessions within the San Martín district are currently owned by Grupo México, and their coverage is extended to the North, to the presently inactive Bolaños mine.

Figure 4-3 shows San Martín mining concessions map.

## 4.4 *Mineral Tenure*

According to Pilón's personal, all mineral concessions are current in assessment works, property taxes and other obligations required by Mexican Mining and Environmental Laws and Regulations.

No royalties or any other encumbrances are due on Pilón mining concessions.

Pilón also reported to own two surface lots that cover 1,299.8163 hectares (3,212 acres) of surface land surrounding the mine, and owns another 106.6440 hectares (264 acres) of surface land in three lots that include the plant site, camp and tailings areas.

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México city, under the corresponding Laws and Regulations. All minerals below-surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

At the San Martín and nearby area there are no "ejidos"; most land is privately owned.

Provisions are included in the Mining Law to permit expropriation of surface rights for development of projects that are of general economic interest, including mining operations.

## 4.5 *Surface Land Ownership*

The surface rights to the San Martín Unit are mostly owned by Pilón, and only part of the access roads are in land of other private owners. Pilón has negotiated surface rights agreements with some individual owners for parts of the road of access. An important consideration is the traditional use of land, which in fact, recognizes that mining is the preferred use of the land in and around old mining workings, as well as current conditions for the proper use of the land; and in fact the right of way

**TABLE 4-1**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Unit Plus Other Areas in Jalisco State**
**Mineral Concessions**

| | Concession Name | Surface (Ha) | Title Number |
|---|---|---|---|
| | **San Martín Unit** | | |
| 1 | La Zuloaga | 9 | 176831 |
| 2 | La Mancha | 270 | 172212 |
| 3 | Polo | 88 | 178829 |
| 4 | San Judas | 140 | 179604 |
| 5 | Santitos | 69.4479 | 179605 |
| 6 | Zuloaga Dos | 168.8724 | 185281 |
| 7 | Pinalillo Dos | 79.7712 | 185284 |
| 8 | Zuloaga Tres | 220 | 185307 |
| 9 | Zuloaga Cuatro | 282.518 | 188862 |
| 10 | Zuloaga Cinco | 245.097 | 191989 |
| 11 | Zuloaga Seis | 425.2678 | 188867 |
| 12 | Zuloaga Siete | 2102.2937 | 218104 |
| 13 | Pinalillo | 37.9645 | 181758 |
| 14 | La Esperanza | 12.5631 | 175485 |
| 15 | San Eduardo | 51.2962 | 206208 |
| 16 | Luis Tres | 1091.9181 | 218872 |
| 17 | Ampliación Verónica | 148.6571 | 218866 |
| 18 | Ampl.. San Martín de Porres | 17.2641 | 221206 |
| 19 | Ampl.. A San Eduardo | 71.0181 | 186428 |
| 20 | San Martín de Porres | 91.4350 | 160810 |
| 21 | San Judas Tadeo | 94.8922 | 160811 |
| 22 | Ampl.. Patricia | 150 | 187325 |
| 23 | Santa Elena | 322.7636 | 216187 |
| 24 | Luis Dos | 459.0367 | 220312 |
| 25 | Los Cinco Metros | 0.1479 | 185262 |
| 26 | El Pilón Fracc. I | 4.2244 | 224219 |
| 27 | El Pilón Fracc. II | 187.1202 | 220480 |
| 28 | La Providencia | 100 | 221137 |
| 29 | La Condesa | 300 | 221189 |
| 30 | Luis Uno | 300 | 45/15746 |
| 31 | Luis Cuatro | 300 | 45/16075 |
| | **TOTAL AREA SAN MARTIN** | **7,840.5694** | |
| | **Other Areas in Jalisco State** | | |
| 1 | Ampl. Purísima | 81 | 191309 |
| 2 | La Purísima | 81 | 191314 |
| 3 | San Juan | 96 | 217843 |
| 4 | Oconahua Fracc. I | 18 | 218943 |
| 5 | Oconahua Fracc. II | 12.6769 | 219015 |
| 6 | Tototlan del Oro | 3866.0000 | 223298 |
| 7 | Adriana | 287.7610 | 222838 |
| 8 | Rodeo | 42.8043 | 224220 |
| 9 | Veta Ancha | 715.0737 | 45/15738 |
| 10 | La Bautista II | 36.0000 | 45/15792 |
| 11 | Nuevo Poder Oro | 17.8688 | 45/15746 |
| 12 | Pihuamo | 17.8638 | 45/15892 |
| | **TOTAL OTHER AREAS JAL.** | **5,272.0485** | |
| **42** | **TOTAL PILON HOLDINGS** | **13,112.6179** | |


Claims
Minera El Pilon
IMSA
MINERA EL PILON S.A. DE C.V.
FUNDOS MINEROS
N
Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
9161.01
Drawing Provided by/Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
Date of Issue
June/2005
Drawing Name
Fig4-3.cdr

FIGURE 4-3
SAN MARTIN MINING CONCESSIONS MAP

allows for free access despite land ownership. Topographic conditions at the mine area do not allow for proper development of other economic activities for the use of the land.

According to Pilón, there is a good working relationship with people of the town of San Martín de Bolaños, since many of the inhabitants are necessarily employed in the exploration or mining operations. No labor or access problems have been reported by Pilón within the area.

### 4.6 *Environmental and Permitting*

PAH is not aware of any environmental liabilities in the San Martín mining district; most of the area covered by Pilón concessions is mining and prospective land for mineral exploration and mine development, of rough topography, and only the Pilón workings of limited extent, and relatively small waste dumps have been developed throughout the District's operations with minor disturbances. Most of the mine operations are located within land holdings owned by Pilón. The San Martín underground operation has been developed along the Zuloaga vein, which strike intersects the western slope of the Sierra Madre Occidental, extracting selected ores, and only relatively small waste dumps have been formed during the long history of production. Currently Pilón operates in part with Cut-and-Fill mining methods to avoid accumulation of large waste dumps on surface.

PAH's environmental and safety review consisted of discussions with site management, Ings. Armando Ibarra Amaya, Director of Operations, Arturo García Espinoza, Manager of Operations, and other mine and plant personal, during the site visit, and to observe the current site safety and environmental conditions and to identify any potential liabilities that may have significant economic impacts, and a brief review of file records provided us during the site visit. Other public references have reported full compliance of Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, Pilón is in compliance with the required permits and authorizations.

PAH has received copies of permits and authorizations for the San Martín operation and believes that Pilón is in compliance with applicable regulations and obtains permits as required. Periodic site inspections by regulators are being performed by Mexican Official Inspectors to observe site safety and environmental conditions.

# 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## 5.1 *Topography and Accessibility*

The San Martín de Bolaños Unit is located on the eastern slopes of the Sierra Madre Occidental, alongside the Bolaños River valley, in the northern portion of the State of Jalisco. It is located within the jurisdiction of the municipality of San Martín de Bolaños. The village of San Martín de Bolaños is located by the Bolaños River, at an elevation of 820 meters asl, while the San Martín processing plant is at about 850 meters and the mine portals at 1,080 to 1,600 meters. The Bolaños River has established a 10 to 15 km broad valley that runs north-south and presents abrupt escarpments of volcanic rocks on both sides. Figure 4-2 shows a topographic map of the area.

Access to the San Martín Unit area is from Guadalajara city by a 250-km paved road, or by air in small aircraft to the San Martín de Bolaños airstrip located to the northwest of the village. Driving time from Guadalajara city to the mine is approximately 5 to 6 hours, and flying time is 45 minutes from the International Airport at Guadalajara city. Please refer to Figure 4-1 that shows a general location and access map of the area.

Access from the mine to the plant is by a 13.5-km road, built and maintained by Pilón, which includes a concrete pad at the part that crosses the village, and is constantly irrigated to avoid dust generation.

## 5.2 *Climate and Physiography*

The San Martín Unit is located at the coordinates 21°45′ North latitude, and 103° 45′ West longitude, by the Bolaños river valley. Climate in this area is, according to INEGI (Instituto Nacional de Geografía y Estadística de México) generally warm and semi-wet with rain in the summer season. It presents an average temperature of about 22°C, with the lowest monthly average (19.7°C) in February, and highest in May (30.5° C). Annual freezing temperatures in the region are recorded, mostly during the month of February, from 0 to 20 days, while hail occurs during the rainy season on less than 5 days per year. Yearly accumulated rainfall in San Martín de Bolaños is registered as 592.1 mm, most of which occurs during June (142.4 mm) through October, when the highest rate of precipitation is recorded at 197.0 mm.

The Bolaños river constitutes one of the most important water flows in the State; it forms the Bolaños Hydrological basin that covers approximately 5,100 sq. km. within three States, Aguascalientes, Jalisco, and Nayarit. The Bolaños River discharges its waters into the Santiago River to the south.

Climate and topographical conditions in the San Martín de Bolaños area may only support farming and cattle by the river valley; however, in the surrounding areas, only sparse to moderately dense

desert vegetation of bushes and shrubs cover the hill slopes. Within the mine area, is a transition zone that changes from the desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

## 5.3 *Local Resources and Infrastructure*

The town of San Martín de Bolaños constitutes the commercial center for the population living in the region around the San Martín de Bolaños mining district. San Martín de Bolaños offers retail, medical (including General and Seguro Social hospitals), educational (including Jr. and High School), and communications facilities; however, major facilities, including International Airport, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños holds 5,400 inhabitants according to INEGI's 2000 census data, in a range of 0-10 inhabitants per sq. km. The town includes approximately 3,000 people, with Pilón probably being the largest employer. The town is connected to the national power grid (Comisión Federal de Electricidad - CFE), and it has standard telephone lines and satellite communications. Water for the town inhabitants' consumption is pumped from wells.

Most of the people living in nearby villages or other small congregations within the area, and mostly along the Bolaños river valley, depend on small scale farming, raising livestock, and growing fruit.

The San Martín Unit is also connected to the CFE power grid through a substation located at about 20 km to the north, at the Bolaños mine. Mine and plant are connected to the national power grid. Water source for the processing plant is the Bolaños River, a permanent flow. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the minero-metallurgical operation of San Martín are located on land owned by Pilón.

The infrastructure on site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department operates from the extensive shops and warehouse located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. The effective cost of power including consumption and demand charges was U.S.$0.091 per kwh for 2004. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks.

## 6.0 HISTORY

### 6.1 *Property History*

The San Martín de Bolaños mining district is located in the southern portion of the Bolaños District, which consists of a geologic setting (graben) that includes, 20 km to the north of San Martín, the old Bolaños mine. Most of the historical mining production from the area was extracted since colonial times, from the Bolaños mine, which was developed by Kennecott, Cyprus and other operators, into a 1,500 tpd underground mining and processing operation in recent times (1980's). At the San Martín area, past mining developments included underground workings and partial discoveries of the Zuloaga, Blanca, Condesa, and Rosario veins, with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda among other smaller mine developments. Reportedly over 36 million ounces of silver were extracted from the mid-XIX to early XX centuries from the Bolaños District.

### 6.2 *Pilón Exploration Programs*

Pilón has traditionally implemented exploration programs based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein's strike and dip into the mountain range. However, in recent years, and particularly since the year 2002 when the prices of the precious metals have improved, Pilón has carried out a more aggressive program of exploration based on diamond drilling, both from underground and surface access.

To this date, May 2005, Pilón has drilled a total of 380 diamond drill holes with a total depth of 36,119 meters, at an average depth per hole of about 95.0 meters; however, most of the drill core has not been kept after logging and sampling.

FSR staff prepare yearly reports of the San Martín Unit silver ore reserves; these have been reviewed by PAH since 1996 to 2001, and in 2005. PAH's reviews of the Pilón reserve estimates, including past audits as well as this last visit of May 2005, have concluded that these were prepared in a reasonably manner, and in conformance to acceptable engineering standards for reporting of reserves, and meet the standards for classification of reserves established by Canadian National Instrument NI 43-101, and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. Table 6-1 shows San Martín reserve history.

In 2002 Pilón designed an aggressive program of exploration based on direct underground exploration/development and diamond drilling at an estimated cost of $750,000; the program is an on-going effort, and included approximately 7,000 meters of diamond drilling, 800 meters of crosscuts and about 300 meters of drifting along the Zuloaga vein. As a consequence, the results

TABLE 6-1
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martín de Bolaños Mining District
PROVEN AND PROBABLE RESERVES

| Year | Silver Ore Metric Tonnes | Average Grade Rec. Silver/MT |
|---|---|---|
| 1,994 | 790,889 | 396 |
| 1,995 | 1,020,044 | 361 |
| 1,996 | 1,271,495 | 355 |
| 1,997 | 1,421,578 | 358 |
| 1,998 | 1,322,437 | 336 |
| 1,999 | 811,695 | 346 |
| 2,000 | 1,350,615 | 343 |
| 2,001 | 634,555 | 421 |
| 2,002 | 614,419 | 384 |
| 2,003 | 397,403 | 305 |
| 2,004 | 676,000 | 273 |

are advancing resources to reserves and opening other areas for further exploration and development, such as the N-S veins that intersect the Zuloaga vein at the Rebaje 40 Oriente, at the Nivel Cangrejo, and at the Section 6195 at the San Carlos level, where sampling and development works have shown high grade silver mineralization. Currently Pilón employs 4 active and experienced geologists with full support from Management, to carry out and supervise the exploration efforts.

## 6.3 *San Martín Silver Production*

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. by reverse takeover, acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín Unit. To December 2004, Pilón has recorded a production of 28.1 million ounces of silver from 3.4 million tonnes of ore.

Table 6-2 presents the San Martín de Bolaños historical silver production by Minera El Pilón, S.A. de C.V.

**TABLE 6-2**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín de Bolaños Mining District**
**HISTORICAL SILVER PRODUCTION**

| Year | Silver Ore (Metric Tonnes) | Silver Ounces Sold | Average Grade Silver Ounce/MT |
|---|---|---|---|
| 1984 | 110,468 | 566,726 | 5.13 |
| 1985 | 104,707 | 517,265 | 4.94 |
| 1986 | 108,837 | 579,022 | 5.32 |
| 1987 | 106,958 | 412,844 | 3.86 |
| 1988 | 105,419 | 244,554 | 2.32 |
| 1989 | 88,987 | 206,304 | 2.32 |
| 1990 | 99,947 | 484,704 | 4.85 |
| 1991 | 89,816 | 669,121 | 7.45 |
| 1992 | 72,105 | 563,868 | 7.82 |
| 1993 | 71,777 | 548,337 | 7.64 |
| 1994 | 77,313 | 812,650 | 10.51 |
| 1995 | 135,690 | 1,684,508 | 12.41 |
| 1996 | 171,099 | 2,148,719 | 12.56 |
| 1997 | 206,770 | 2,258,759 | 10.92 |
| 1998 | 257,924 | 2,337,123 | 9.06 |
| 1999 | 273,791 | 2,288,608 | 8.36 |
| 2000 | 262,768 | 2,315,143 | 8.81 |
| 2001 | 260,660 | 2,393,186 | 9.18 |
| 2002 | 258,219 | 2,399,494 | 9.29 |
| 2003 | 234,556 | 1,899,309 | 8.10 |
| 2004 | 266,592 | 2,312,745 | 8.68 |
| **TOTAL** | **3,364,403** | **27,642,989** | **8.22** |

Note: 2004 silver ounce production includes gold as a silver equivalent

## 7.0 GEOLOGICAL SETTING

This section describes the geology for Pilón's San Martín Unit, based on reports provided by Pilón, previous Technical Reports and observations made during site visits. A discussion of the regional and deposit geology has been previously published in a report entitled "Geology, Tectonic Environment and Structural Controls in the San Martín de Bolaños District, Jalisco, Mexico" by F. R. Scheubel, et. al., published in Economic Geology, Vol. 83, 1988, p. 1703-1720.

### 7.1 *Bolaños Mining District Regional Geology*

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphic column is represented by an extensive sequence of upper volcanics consisting of approximately 1,000 meters of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a very complex geologic framework, (Starling, 2001).

### 7.2 *Bolaños Regional Stratigraphy*

Regional stratigraphy is complicated due to the natural composition of the volcanic rocks that constitute a thick sequence of flows and tuffs dominated by rhyolites, rhyodacites, welded ash-flows, and occasional andesites. However, two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The oldest recognized premineralization rock unit within the Bolaños District is the Bolaños Formation. It is composed of 200-meter thickness of welded rhyolite ash-flow tuffs (ignimbrites). This unit is the major ore host for mineralization in the Bolaños mining district; it has not been reached or explored at the San Martín mine's depth. To the north, at the Bolaños mine, this rock formation hosts one of the most important mineral concentrations of the mine, the Alacrán ore body. It is capped by the Guásima andesites formation.

Figure 7-1 shows Bolaños Mining District Stratigraphy.

The Guásima Formation (also known as Rosario Formation by Scheubel and others, 1988) consists of a 200-meter sequence of premineralization dense porphyritic andesite flows and tuffs. At San Martín, this formation appears to be the base of the mineralization; however, at Bolaños it represents the cap for the mineralization. High-grade mineral concentrations appear to be trapped


ESTRATIGRAFIA
AREA SAN MARTIN DE BOLAÑOS
BOLAÑOS
FORMACION GUASIMA
F. RIALITO
DESCUBRIDORA
F. BORROTES
F. BOLAÑOS
F. BOLAÑOS
F. BOLAÑOS
FORMACION ALACRAN BOLAÑOS
F. BOLAÑOS
IGUANA
TBP 100 MTS.
TBLM 100 MTS.
TBLE 100 MTS.
TEV
SAN MARTIN DE BOLAÑOS
TH
TSH
TCH
TBC
TL
TAT
TPFR
DOMO
TETL
LA BLANCA
ZULOAGA
TSITE
TSITS
TBTE
TBTL
FORMACION GUASIMA
MINERA EL PILON S.A. DE C.V.
UNIDAD SAN MARTIN
ESTRATIGRAFIA
AREA SAN MARTIN DE BOLAÑOS

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| PINCOCK, ALLEN & HOLT<br>274 Union Boulevard, Suite 200<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST SILVER RESERVE INC. | FIGURE 7-1<br>BOLAÑOS MINING DISTRICT STRATIGRAPHY | June/2005 |
| Project No. 9161.01 | Project Name: San Martin Mine | | Drawing Name: Fig7-1.dwg |

under the Guásima Formation at the Bolaños mine. This area represents a high priority exploration target at the San Martín mine. This Formation was dated as 23.7 Ma.

The premineralization Zuloaga Formation consists of a series of densely-welded rhyolite ash-flow tuffs (50 to 70 m) intercalated with poorly welded tuffs (20 to 40 m). This Formation hosts most of the known ore deposits at the San Martín mine. To the north of the mine is an associated rhyolite dome complex that likely was a local center for the volcanic activity.

The post-mineralization rock formation in the San Martín area is represented by the Piñón Group, which consists of an alternating welded and poorly-welded ash flow tuff deposits that vary in composition from rhyolites to basalts. It includes a sequence of approximately 200 meters of rocks from the Carboneras, Chimal, Huila, San Martín and Sotol Formations.

## 7.3 *Bolaños Regional Structure*

Pre-mineral fault zones that subsequently developed in the volcanic sequence became the passageways for hydrothermal solutions that deposited precious and base metal mineralization. A premineralization volcanic unit, the Rosario andesite has been found to be of early Miocene age (23.7 million years) and a post-mineralization volcanic unit was found to be of early Miocene age (21.3 million years) thereby bracketing the age of mineralization (Scheubel, 1983). Following the mineralizing event, felsic volcanism continued in the region.

Subsequent, post-mineral, east-west extension of the region during the middle Miocene resulted in a structural pattern of alternating horst and graben displacements producing a basin and range topography. The Bolaños graben is the dominant regional structural and topographic feature and consists of the downdropped Bolaños river valley graben block, associated horst blocks and regional faults on either side of the river valley. The graben trends roughly north-northeasterly at the town of San Martín de Bolaños, but changes to a more northerly direction to the north at the town of Bolaños. On the eastern and western graben margins are a series of inward-facing normal faults with dips in excess of 60 degrees and consisting of sheared zones that vary in width between 8 to 10 meters.

## 7.4 *San Martín Deposit Geology*

The San Martín mine is located 7.9 kilometers west of the small town of San Martín de Bolaños and, like the other mines in the district, is situated above the base of the western graben escarpment. The mine is centered on the Zuloaga Vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga Vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 meters. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo and San Juan, all with access to the levels from surface adits and various interconnecting ramps, from elevations of

1080 to 1600 meters asl. Production also occurs from the La Blanca Vein, a vertical split off of the Zuloaga Vein.

Figure 7-2 shows the San Martín de Bolaños geologic map.

The Zuloaga Vein occurs along an east-west trending normal fault zone that dips on average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall. The vein has been identified over a strike length of 3 kilometers, with a vertical extent in excess of 400 meters. The mineralized structure has a tendency to pinch and swell along strike and varies in width from 10 centimeters to over 10 meters. Several subsidiary fractures split from the vein and are mineralized for short known distances, but have not been developed or further explored. Currently Pilón has initiated exploration and development along crosscutting veins to the Zuloaga structure, at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level; in both cases NS veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 meters to the hanging wall of previously mined out narrow structures.

Post-mineral movement along the trend of the mineralized fault zone has disrupted the mineralization with local shearing and minor displacement along clay gouge fractures. In addition, the eastern extent of the Zuloaga Vein has been offset and down dropped by the north trending Bolaños graben faults, and the vein continuation is an exploration target located under the hill of Cerro Colorado.

The La Blanca Vein is a near-vertical split off of the Zuloaga Vein that cuts upward through the Zuloaga hanging wall. The La Blanca Vein is typically irregular and narrow, but where mineralized, has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite. Calcite is the predominant gangue mineral.

Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. The Condesa mine is located on the south side of the Las Peñitas arroyo at an elevation of 1,450 meters. Access is obtained from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40° W and dips 81° SW. The Condesa workings show mineralization over 150 meters along strike, with mineralization ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or incomplete. These vein trends intersect the Zuloaga Vein in an area below mineralized surface outcrops of the vein and represent an encouraging exploration target.

During the last 5-½ years, Pilón has extended the Ballenas level to the west to explore the exploration targets along the Zuloaga Vein. Over 2,700 meters of drifting along the vein on this


LEYENDA
Qal - Coluvión
Tsm - Toba San Martín
Taf - Flujo Alacrán
Trb - Domo Riolítico El Banco
Tat - Toba Alacrán
Tzs - Serie bimodal Zuloaga
Tga - Andesita Guásima
Falla
Veta Mineralizada
0 500 1,000
Scale - Meters
MINERA EL PILON, S.A. DE C.V.
SAN MARTIN DE BOLAÑOS
JALISCO, MEXICO
MAPA GEOLOGICO SIMPLIFICADO
MARZO2003
1:15,000
Tsm
Tzs
Taf
Tat
Qal
Trb
Cerro Colorado
Veta Zuloaga

| Prepared by PINCOCK, ALLEN & HOLT 274 Union Boulevard, Suite 200 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for FIRST SILVER RESERVE INC. | FIGURE 7-2 SAN MARTIN DE BOLAÑOS - GEOLOGIC MAP | Date of Issue June/2005 |
|---|---|---|---|
| Project No 9161.01 | Project Name San Martin Mine | | Drawing Name Fig7-2.dwg |

level has been completed and the sampling results have identified new areas of economic mineralization, which are now included in the reserve estimate. Due to bad ground conditions in the 200-meter interval between some of these zones, the drifting was conducted in the hanging wall of the vein. Drilling and/or cross cutting remains to be conducted to determine the extent of mineralization in this area, as well as up dip and down dip of the two identified new areas. The Ballenas level drift is continuing to the west towards the main exploration target, the vertical projection of the El Banco surface mineralization area.

An access, ventilation and haulage adit was rehabilitated and driven over the past two years from the Rosario-Condesa area and El Banco exploration target area of the Zuloaga Vein on the main Ballenas level. The adit has been developed for the planned 1,200-meter length and is being driven alongside the Rosario-Condesa fault, allowing an excellent opportunity for exploration along this zone; unfortunately, the adit crossed several very weak areas and has subsequently caved in several places, estimated at about 150 meters. Efforts are currently underway to clear the blockages in the adit. This work is scheduled to be completed within the next two months. When opened, the adit will also allow a second access to the mine for safety, provide a much needed ventilation circuit, and reduce mine haulage by some 1,200 meters.

## 8.0 DEPOSIT TYPES

Mineralization at the Bolaños mining district is typical to most of the Sierra Madre Occidental mineral deposits, epigenetic in origin and emplaced in structures within volcanic rocks. The mineralized zones consist of epithermal systems deposited in fault brecciated volcanics that have been propylitically altered, with chlorite being ubiquitous. Silicification is variable, but relatively minor. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena, sphalerite, with lesser pyrite and chalcopyrite. Quartz, calcite, specularite, fluorite, and barite are variably present as gangue.

Most of the ore extracted from San Martín's Zuloaga vein includes oxidized mineralization with native silver, secondary acanthite and chlorargyrite; however, at the deepest levels, such as San Juan and San Carlos, some primary sulphides occur associated within the transition zone, such as galena, sphalerite and pyrite. No typical mineral zoning has been defined at the San Martín mine due to the structural complexity of the area. Gold is present in minor amounts in the upper parts of the mine, but has been increasing in the deeper and more westerly levels along with copper (Armando Ibarra, personal communication). Gold shows poor correlation with silver, with typical ratios that range from 1:300 to 1:800, averaging about 1:600.

Epithermal deposits of low sulphidation type such as those found in the San Martín mine area generally form within predominately felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Near-surface hydrothermal systems including surface hot springs and deeper hydrothermal fluid-flow zones are the sites of mineralization. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression.

Typically, in precious metals deposits of the Sierra Madre Occidental, the pressure breaking point for mineralization deposition may occur at the contact between andesites, where generally more dense volcanic rocks propagate compact structures (Bonanza deposits), and the overlying rhyolites where the structures occur with irregular widths and splits (Stockwork zones) along the main enclosing fault zones.

Figure 8-1 shows a general model of epithermal deposits.


Textures
Chalcedony Superzone
Carbonate zone:
massive to granular calcite with chalcedony
Bladed zone:
massive chalcedony with patches of lattice blades
Massive chalcedony zone:
increased banding with depth
Crustiform-Colloform Superzone
Upper zone:
chalcedonic to microcrystalline bands dominate over crystalline bands; with fine-grained banded sulfides
Lower zone:
crystalline bands dominant over chalcedonic and microcrystalline bands; with associated comb adularia and disseminated crystalline sulfides and sulfide bands
Crystalline Superzone
combined quartz with maculose adularia, coarse-grained sulfides and carbonate; general decrease in sulfides and adularia and increase in crystalline carbonate interstitial to crystalline quartz with depth
Elevation Below Paleosurface
0
100m
200m
300m
400m
500m
600m
700m
Increasing complexity of mineralized structures
Hypogene oxides
Calcite casts and quartz pseudomorphs
Breccia environment - may contain fragments from "Bonanza" Zone
Metals precipitating from boiling fluid
Local to widespread breccias
Exploration Model - Epithermal Veins (Deep Heat Source)
sinter
chloride spring
paleosurface
sinter mound
steam
silicification "silica cap"
illite-kaol-qtz
propylitic alteration
stockwork ores
"Bonanza" deposit (up to 500 mts)
Precious Metal Horizon
propylitic alteration
quartz-adularia-sericite
andesite
Boiling Point
Bubble Point (first boil)
base metal horizon Pb, Zn, Cu, Ag, ±Au
Adapted from: Buchanan (1980); Hollister (1985); Berger & Eimon (1983); Anaconda Corp (1983); Guoyi (1992);
Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 9161.01
Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
Date of Issue
June/2005
Drawing Name
Fig8-1.cdr

FIGURE 8-1
GENERAL MODEL - EPITHERMAL DEPOSITS

## 9.0 MINERALIZATION

Mineralization at the San Martín de Bolaños mining area is exposed in three main structural systems that include sup-parallel veins and faults. Mineralization at San Martín is enclosed by the rhyolites of the formation Zuloaga, with projected base to the top of the andesites of the Guásima formation; meanwhile, the mineralization at the Bolaños mine is capped by the base of the Guásima formation. This may indicate that there is a high possibility to uncover important mineral concentrations under the Guásima formation at San Martín.

### 9.1 *Zuloaga System (EW)*

The Zuloaga system includes the La Huichola, La Mancha and El Melón veins. These mineralized structures are oriented mostly EW (from N60ºE to EW), although the La Mancha tends to joint the Zuloaga vein at their western extension. These mineralized structures present recognized outcroppings of 2.5 to 4.0 km, excepting the El Melón which only appears to be mineralized in the fault's NE extension (500 m). Some blind veins may be associated to these structures, as is the case of the La Blanca vein which splits off the Zuloaga's hangingwall in underground workings, and the parallel vein to hangingwall off Zuloaga at the Rebaje 40 Oriente. This system is the most important in San Martín due to its development along the Zuloaga vein, and it offers important future potential for exploration in the other veins within the system, as well as to depth.

### 9.2 *Rosario – Condesa System (NS)*

This system consists of NS-trending faults and mineralized structures. It has been partially developed along the Rosario, Condesa and Hedionda veins. Mineralization generally occurs in these structures for about 1,000 m, although the fault zones extend to over 4,000 m in the Rosario-Condesa vein (the SE extension of the structure where the two veins form one structure). Other semi parallel structures within this system include Plomosa and a series of faults in the central and eastern parts of the mine area. Some other NS blind veins have been uncovered in the Zuloaga underground workings, such as the vein at Sección 6195 at San Carlos level, and the vein at Crucero 6231also at San Carlos level. These NS structures appear to be narrow veins with high-grade silver mineralization. Some of the most important faults within the mining district are oriented NS.

### 9.3 *Plomosa System (NW)*

The Plomosa system consists of NW-trending fault zones and veins. Generally this system shows lower intensity of mineralization with only partial exposure in the Plomosa structure. The SE extension of the Rosario-Condesa occurs parallel to this system, as well as numerous unnamed faults located in the north zone of the mine area.

The surface geologic map appears to indicate a structural window at the San Martín mining area, by showing older rocks of the Toba Alacrán as being pushed up by the Porphyry Rhyolite stock. Strong

fracturing, alteration and disseminated mineralization are associated with the Porphyry Rhyolitic stock that occurs in the central portion of the San Martín mining area. This stock has also been identified in the underground workings, by the Section 6405 in the San Carlos level, where it occurs as a mineralized breccia with disseminated sulphides, pyrite, galena and sphalerite, as well as strong propylitic alteration. NS vein structures associated to this stock have shown high grade silver mineralization (350 to 400 grams) in considerable vein widths or brecciated zones. This area is known at the mine as Plutonic Breccia.

Silver occurs in the veins primarily as argentite and was deposited after the base metals. Native silver and possibly chlorargyrite occurs below the surface outcrops and in the upper workings, a product of surficial oxidation of the sulfide mineralization. Gold is only present in minor amounts and shows no correlation with silver, suggesting different mineralizing events. Silver to gold ratios typically range from 300:1 to 800:1 and average about 650:1 for recent production.

Alteration consists predominantly of limited silicification around and next to the veins, with argillic or kaolinization alteration in the surrounding area and a propyllitic halo that extends up to 400 meters from the mineralized zones (Scheubel and others, 1988). X-ray and petrographic investigations (Albison, 2002) concluded that the propyllitic alteration is composed of chlorite-epidote-adularia-calcite with an increase in iron-rich chlorite to the west and depth. It was also concluded that the argillic alteration along vein segments containing high-grade mineralization is dominated by Illite-smectite, and to a lesser degree, kaolinite clays.

Pilón has commissioned several fluid inclusion studies that show a typical epithermal range of temperatures for the ore formation, from 200ºC to 300ºC, with 1-10 weight percent NaCl equivalent.

Table 9-1 presents a summary of the known extent of the various veins and faults in the San Martín mine area.

**TABLE 9-1**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín de Bolaños Mine**
**General Veins and Faults Systems**

| System | Veins and Faults | Estimated Extension |
|---|---|---|
| *Zuloaga* (EW) | Zuloaga (*)<br>La Mancha<br>El Melón (Three veins)<br>La Huichola<br>La Blanca (Blind vein)<br>Other Blind veins | 3,500 m; w-0.1 to 10.0 m; depth-+400 m<br>4,000 m<br>(500 m) – 3,000 m; w-1.-0 to 2.0 m each.<br>2,500 m<br>Unknown<br>Unknown |
| Rosario – Condesa (NS) | Condesa<br>Rosario<br>Hedionda<br>Two Faults in central zone (South of Zuloaga)<br>NS vein off Zuloaga (Blind vein)<br>Rebaje 40 Oriente<br>NS Rebaje 6231 San Carlos (Blind vein)<br>Section 6195 San Carlos (Blind vein)<br>Faults to the East of mine area<br>East limiting faults | 1,000 m; w-1.5 to 2.0 m<br>1,000 m; w – 1.5 to 2.0 m<br>1,000 m; w – 1.0 to 2.0 m<br>1,000 m each<br>Unknown<br><br>Unknown<br>Unknown<br>1,000 to 2,000 m<br>5,000 to 7,000 m |
| *Plomosa* (NW) | Plomosa<br>Rosario-Condesa<br>North and East zones of mine area | (1,000 m) – 2,000 m; w – 1.0 to 2.0 m<br>3,000 m; w – 1.5 to 2.0 m<br>1,000 to 2,000 m |

(*) The Zuloaga vein has been developed to a depth of approximately 400 meter and it remains open to depth and along strike. All other known veins are undeveloped to depth and strike.

## 10.0 SAN MARTIN MINE EXPLORATION

Nearly 65 million ounces of silver have been recorded as being extracted from the Bolaños Mining District until 2004. To the mid 1980s, most of the mining activities within the district took place at the Bolaños mine. Partial and limited mining works were developed at the San Martín mine, and the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins occur within the San Martín area that appear to represent similar structural and mineral characteristics as those of the Zuloaga vein.

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be very promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga Vein. The vein has been mapped (Luis Motilla, 1998) on the surface along the outcroppings for about 2 kilometers to the west of the present workings and several altered zones have been identified. These surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

X-ray and petrographic studies (Albinson, 2002) developed on alteration zones associated with the mineralization, have identified, and confirm, the geologic evidences for interpretation of mineral concentrations along the veins. Propylitic alteration with argillaceous, kaolinitic and limited silicification appears to indicate high-grade concentrations, as evidenced by a probable correlation with the deposit's temperature of deposition; however, consideration must be made regarding the effects that the local structural conditions may have imposed on the original mineral deposit. It is evident that the structural conditions at Zuloaga have caused deep oxidation and originated the concentrations of native silver and oxides accessible to the actual underground workings. It appears that at some deeper parts of the mine, such as at the San Carlos level, the transition zone of oxides/sulphides may have been reached, but this stratigraphic level may vary according to local structural conditions.

Pilón has been developing an aggressive exploration program based on economics, direct exploration development and diamond drilling by in-house operators and with contractors for deep drilling.

Direct exploration development is integrated into the mine preparation programs and in vein deposits this has proven to be the most effective method of exploration. For the year 2005, Pilón's program of underground development includes about 780 meters for exploration and drill site access preparation.

Favorable current prices of the precious metals has allowed Pilón to schedule an aggressive drilling program for both, underground and surface drilling. It includes 69 drill holes with a total programmed depth of 8,405 meters at an estimated cost of $0.89 million.

The drilling program is based on underground drilling with Pilón's own equipment, which includes a Diamec 250 electric drilling machine and an Orram 1000. This equipment is utilized for drilling shallow to medium depths, while the contracted equipment is only used for deep and surface drilling.

The drilling program has identified 8 target zones along the Zuloaga vein in the San Martín mine. These 69 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in 1.8 million tones of additional reserves for the mine, according to Pilón's Geology Department estimates.

Figure 10-1 shows the 2005 exploration program along the Zuloaga vein.

Target zones that may result in considerable bulk mineral concentrations are numerous in San Martín, and care must be taken to prioritize the exploration objectives. Some of these zones are the following:

- Area under the Guásima formation. This stratigraphic area has resulted in large, high-grade mineral concentrations at Bolaños mine. San Martín and Bolaños mines are located in the same mining district. The exploration block I Zuloaga includes deep drilling to this area.

- Banco area. Several mineral structures may be intersecting at this zone, such as Zuloaga, La Mancha, Rosario, Condesa and Hedionda. Exploration block III Los Bancos 7500 includes drilling for this area.

- Breccia zone. This area represented by the Porphyry Rhyolite stock in the central portion of the mine area, and localized at the San Carlos level, may indicate one of the mineralizing channels and lead to sulphides concentrations. This area is investigated by drilling in exploration block I Zuloaga.

- Other veins of the Zuloaga system may present mineral occurrences similar to the Zuloaga vein concentrations, such as the La Mancha and La Huichola veins.

- The Rosario-Condesa access and haulage adit is being driven alongside the Rosario-Condesa fault, allowing an excellent opportunity for exploration along this zone; it has advanced to reach the Zuloaga Ballenas level, however, a caved in zone (approximately 150 meters) has not allowed access to this communication.

The Cerro Colorado exploration target occurs to the east of the Zuluaga mine development and consists of the eastern extension of the Zuloaga Vein where it has been offset and down-dropped by one of the north-trending Bolaños graben faults. Drifting is planned to test this encouraging target area. The La Blanca Vein is a near-vertical split off of the Zuloaga Vein that cuts upward through the Zuloaga hanging wall. The La Blanca Vein is typically irregular and narrow, but were mineralized has higher silver and zinc grades. Sulfides occur as dissemination and clots in the



BLOQUE ARROYO ROSARIO 7000
BLOQUE PINALILLO 1500
BLOQUE LA ESCONDIDA
J Clorita
IV
VIII
VII
BLOQUE TRIANGULO DE LAS BERMUDAS
VI
BLOQUE LOS BANCOS 7500
III
BLOQUE ARROYO ROSARIO 7000
II
I
BLOQUE ZULOAGA
Clorita
ZULOAGA-LA BLANCA
INTERSECCION ZULOAGA-LA BLANCA
BLOQUE BALLENAS
V
Falla Ballenas
TOBA SOBREYED
PROGRAMA DE EXPLORACION
MINERA EL PILON, S.A. de C.V.
UNIDAD SAN MARTIN
PLANO DE EXPLORACION
MINA ZULOAGA


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| PINCOCK, ALLEN & HOLT<br>274 Union Boulevard, Suite 200<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST SILVER RESERVE INC. | FIGURE 10-1<br>2005 EXPLORATION PROGRAM | June/2005 |
| Project No. 9161.01 | Project Name San Martin Mine | | Drawing Name Fig10-1.dwg |

breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite. Calcite is the predominant gangue mineral.

- Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. The Condesa mine is located on the south side of the Las Peñitas arroyo at an elevation of 1,450 meters. Access is obtained from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40° W and dips 81° SW. The Condesa workings show mineralization over 150 meters along strike, with mineralization ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or incomplete. These vein trends intersect the Zuloaga Vein in an area below mineralized surface outcrops of the vein and represent an encouraging exploration target.

## 11.0 SAN MARTIN UNIT DRILLING

Pilón's drilling program for the year 2005 includes 69 drill holes with a total depth of 8,405 meters of core, in addition to about 780 meters of underground development for drill sites and access preparations. Estimated cost for this program is $886,000.

Table 11-1 shows Pilón's 2005 Exploration Program.

**TABLE 11-1**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**2005 Exploration Program.**

| Program Term | Target Area | Drill Holes-/ug No. | Program Meters | Estimated Cost $ | Target Tonnage Exploration |
|---|---|---|---|---|---|
| Total 2005 | Zuloaga Vn | 69 | 8,405 | 885,675 | 1,833,000 |
| | 6195 - 6350 | UG | 778 | 155,600 | Included |
| | | | | | |
| Short (3 mo) | | 33 | 3,100 | 241,500 | 585,000 |
| Mid (6 mo) | | 31 | 3,845 | 368,675 | 897,000 |
| Long (1 yr) | | 5 | 1,460 | 119,900 | 351,000 |

If this program is successful in proving economic mineralization within the target areas, it may result in 1.8 million tones of additional resources for the mine.

Exploration works to December 2004, at Pilón's San Martín mine include a total of 380 diamond drill holes completed with a total length of 36,119 meters of core, at an average of 95.0 meters per hole.

Drilling at San Martín is carried out with Company owned equipment. This includes electric powered drilling machines for underground operations, such as a Diamec 250 and an Orram 1,000. A Long Year 34 is utilized to drill surface holes. Pilón's program for deep drilling is scheduled to be assigned to an independent contractor.

Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. Pilón's Geology staff report core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally BQ (36 mm). The core is logged by the Geology staff and sampled, including all of the core.

Table 11-2 shows a list of the drill holes developed by Pilón at the San Martín Unit throughout the life of the operation.

Most of the exploration activity at San Martín was based on direct underground development, particularly during the earlier stages of the operation. In recent years this has been complemented with diamond drilling. The total length of the underground development has not been estimated, however, drifting along the Zuloaga vein shown on the longitudinal section may add to more than 20 kilometers, in addition to crosscuts, interconnecting ramps and stopes areas. All this work adds up to a recorded production of 28.1 million ounces of silver to December 2004.

TABLE 11-2
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.

## First Silver Reserve Inc. - MINERA EL PILON S.A DE C.V

List of Drill Holes at San Martin Mine to December 2004.

| | Long Year 34 Equipment | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | DIAMEC 232 | | | | | | | |
| | CP 65 | | | | | | | |
| **Drillhole No.** | **Target Area** | **Strike** | **Dip** | **North** | **East** | **Elev.** | **Depth** | **Notes** |
| Z-01 | Nivel Ballenas | SE 32° | 0° | 11,178.100 | 15,428.500 | 1,541.71 | 30.00 | |
| Z-02 | | SIN REGISTRO | | | | | | |
| Z-03 | | SIN REGISTRO | | | | | | |
| Z-04 | | SIN REGISTRO | | | | | | |
| Z-05 | | SIN REGISTRO | | | | | | |
| Z-06 | Nivel Cangrejos | SE 14° 30' | 0° | 11,233.600 | 15,831.900 | 1,500.71 | 34.70 | |
| Z-07 | Nivel Ballenas | NW 15° | 0° | 11,163.500 | 15,014.000 | 1,158.71 | 31.00 | |
| Z-08 | Nivel Cangrejos | SE 3° 30' | 0° | 11,199.500 | 15,388.450 | 1,503.21 | 32.00 | |
| Z-09 | Nivel Cangrejos | SE 47° | 0° | 11,199.500 | 15,389.150 | 1,503.21 | 40.00 | |
| Z-10 | | SIN REGISTRO | | | | | | |
| Z-11 | Nivel Cangrejos | NE 28° 30' | 0° | 11,180.000 | 15,399.000 | 1,503.21 | 12.00 | |
| Z-12 | | SIN REGISTRO | | | | | | |
| Z-13 | Nivel San José | NW 20° | 0° | 11,160.000 | | 1,603.01 | 25.00 | |
| Z-14 | | SIN REGISTRO | | | | | | |
| Z-15 | | SIN REGISTRO | | | | | | |
| Z-16 | Nivel SanJosé | SE 4° 30' | 0° | 11,141.000 | 15,207.250 | 1,610.71 | 40.10 | |
| Z-17 | Nivel Ballenas | N FRANCO | 3° (-) | 11,167.300 | 14,968.750 | 1,559.70 | 43.00 | |
| Z-18 | Nivel La Escondida Crucero 528 | NW 54° 30' | 0° | 11,146.000 | 15,577.600 | 1,683.25 | 46.03 | |
| Z-19 | Nivel Cangrejos | NW 50° | 0° | 11,197.760 | 15,159.870 | 1,506.21 | 43.50 | |
| Z-20 | Nivel Ballenas | NE 10° 30' | 0° | 11,173.300 | 15,445.300 | 1,543.40 | 26.50 | |
| Z-21 | Nivel Cangrejos | NE 45° | 0° | 11,192.500 | 15,164.500 | 1,506.80 | 66.70 | |
| Z-22 | Nivel Ballenas | NW 32° | 0° | 11,171.000 | 15,429.300 | 1,543.20 | 17.73 | |
| Z-23 | Nivel Ballenas | NW 02° | 0° | 11,163.800 | 15,454.900 | 1,543.50 | 26.00 | |
| Z-24 | | SIN REGISTRO | | | | | | |
| Z-25 | Nivel Cangrejos | NW 75° | 0° | 11,194.500 | 15,138.000 | 1,506.20 | 12.30 | |
| Z-26 | | SIN REGISTRO | | | | | | |
| Z-27 | Nivel San Pablo | SW 24° 54' 28" | 0° | 11,208.500 | 15,360.818 | 1,456.70 | 90.97 | |
| Z-28 | Nivel Cangrejos | NW 62° 30' | 0° | 11,197.500 | 15,123.200 | 1,506.20 | 52.80 | |
| Z-29 | Nivel Cangrejos | SW 8° | 0° | 11,163.000 | 15,285.500 | 1,503.90 | 86.10 | |
| Z-30 | Nivel San Pablo | SW 4° | 0° | 11,208.900 | 15,362.500 | 1,456.70 | 20.13 | |
| Z-31 | Nivel Cangrejos | SW 5° | 0° | 11,178.900 | 15,380.600 | 1,506.58 | 30.66 | |
| Z-32 | | SIN REGISTRO | | | | | | |
| Z-33 | Nivel San Juan Sección 70 W | SE 22° 31' 36" | 77° 13' (-) | 11,382.039 | 16,047.028 | 1,405.13 | 93.40 | |
| Z-34 | Nivel SanJosé | NW 10° 34' 14" | 0° | 11,168.190 | 15,560.340 | 1,508.40 | 35.25 | |
| Z-35 | Nivel San José Sección 883 | SIN REGISTRO | | 11,153.500 | 15,231.300 | 1,610.70 | | |
| Z-36 | Nivel San Pablo Sección 747 W | SW 2° 16' 44" | 2° 43' (+) | 11,190.850 | 15,367.940 | 1,457.60 | 49.55 | |
| Z-37 | Nivel San Juan | SE 22° 31' | 55° (-) | 11,382.039 | 16,047.029 | 1,405.13 | 59.20 | |
| Z-38 | Nivel San Pablo | SE 7° 34' 31" | 0° | 8,806.780 | 4,600.311 | 1,044.19 | 21.00 | |
| Z-39 | | SIN REGISTRO | | | | | | |
| Z-40 | Nivel San Pablo Crucero 750 | NE 24° 54' 28" | Horizontal | 11,208.830 | 15,360.820 | 1,457.33 | 38.40 | |
| Z-41 | Nivel San Pablo | SE 58° 38' | 0° | 11,227.001 | 15,532.330 | 1,456.86 | 73.10 | |
| Z-42 | Nivel San José | SE 02° 37' | 09° (-) | 11,187.240 | 14,692.829 | 1,563.59 | 64.40 | |
| Z-43 | Nivel San José | SW 28° | 0° | 11,173.400 | 14,783.750 | 1,615.71 | 47.40 | |
| Z-44 | Nivel San José | NE 30° 30' | 0° | 11,174.000 | 14,783.000 | | 51.00 | |
| Z-45 | Nivel SanJuan | SE 29° 34' | 83° 27' (-) | 11,404.605 | 16,038.291 | 1,405.21 | 287.35 | |
| Z-46 | Nivel Cangrejos | NW 31° | 0° | 11,406.610 | 16,036.290 | 1,405.21 | 33.00 | |
| Z-47 | Nivel Cangrejos | NW 30° 25' | 1° 15' (-) | 11,364.650 | 16,114.960 | 1,904.37 | 13.50 | |
| Z-48 | Nivel Cangrejos | NW 8° | 0° | 11,331.500 | 16,049.500 | | 28.00 | |
| Z-49 | Nivel Cangrejos | NW 77° | 0° | 11,328.500 | 16,038.000 | | 28.00 | |
| Z-50 | Nivel Cangrejos Crucero 1140 | SE 38° 48' 27" | 61° 22' (-) | 11,223.155 | 14,982.841 | 1,508.32 | 103.30 | |
| Z-51 | Nivel Ballenas | SE 50° 08' 44" | 80° 05' (-) | 11,447.857 | 14,583.768 | 1,563.62 | 83.00 | |
| Z-52 | Nivel Ballenas | SW 49° 07' 39" | 70° 15' 05" (-) | 11,223.111 | 14,981.068 | 1,508.29 | 124.70 | |
| Z-53 | Nivel Ballenas Crucero 1520 | NW 44° 09' 30" | 6° 06' 00" (-) | 11,149.610 | 14,581.963 | 1,564.41 | 163.75 | |
| Z-54 | Nivel Cangrejos | NW 6° 34' 33" | 19° 27' (-) | 11,229.813 | 14,981.812 | 1,509.55 | 604.25 | |
| Z-55 | Nivel Cangrejos Crucero 1140 | NE 74° 12' 09" | 69° 27' (-) | 11,224.934 | 14,882.340 | 1,508.68 | 244.95 | |
| Z-56 | Nivel Ballenas Crucero 1425 | NE 2° 11' 32" | 0° 26' 50" (+) | 11,209.160 | 14,695.510 | 1,563.38 | 206.10 | |
| Z-57 | Nivel Santa Elenen Rebaje 690 | NE 31° 34' 49" | 1° 25' (-) | 11,169.327 | 15,428.225 | 1,643.78 | 87.65 | |
| Z-58 | Nivel San José Rebaje 570 | NW 10° 01' 50" | 38° 28' 16" (-) | 11,166.642 | 15,558.116 | 1,603.97 | 62.25 | |
| Z-59 | Nivel Ballenas Crucero 1520 | SE 1° 34' | 5° 14' (+) | 11,097.684 | 14,606.212 | 1,564.73 | 297.45 | |
| Z-60 | Nivel Ballenas | NE 0° 03' | 0° 07' (-) | 11,226.778 | 15,445.490 | 1,539.81 | 200.00 | |
| Z-61 | Nivel Ballenas Frente 710 | SE 3° 12' | 19° 34' (-) | 11,158.031 | 15,454.931 | 1,543.12 | 192.00 | |
| Z-62 | Nivel San Pablo Crucero 680 | SE 42° 00' 56" | 64° 24' (-) | 11,284.446 | 15,438.764 | 1,457.95 | 171.80 | |
| Z-63 | Nivel Ballenas | SE 2° 12' 28" | 23° 00' 48" (-) | 11,127.625 | 15,012.597 | 1,559.38 | 195.00 | |
| Z-64 | Nivel San Pablo Crucero 680 | SW 28° 02' 40" | 65° 35' (-) | 11,284.787 | 15,437.654 | 1,457.83 | 170.60 | |
| Z-65 | Nivel San Pablo Crucero 680 | SW 4° 53' 56" | 71° 32' (-) | 11,284.641 | 154,380.335 | 1,457.86 | 165.50 | |
| Z-66 | Nivel San Pablo | NW 41° 51' | 0° 57' (+) | 11,244.487 | 15,575.942 | 1,457.08 | 141.70 | |
| Z-67 | Nivel San Pablo | NW 1° 48' | 0° 45' (-) | 11,244.749 | 15,576.561 | 1,457.08 | 120.30 | |
| Z-68 | Nivel Ballenas | NW 2° 14' 21" | 20° 02' (-) | 11,165.516 | 15,100.455 | 1,555.33 | 198.20 | |
| Z-69 | Nivel Ballenas | NW 53° 00' 52" | 0° 19' (-) | 11,226.591 | 15,442.651 | 1,539.83 | 89.70 | |
| Z-70 | Nivel Ballenas | NE 35° 31' 56" | 0° 23' | 11,226.738 | 15,445.500 | 1,539.83 | 101.60 | |
| Z-71 | Nivel Ballenas Sección 5180 | NE 20° 19' 07" | 0° 05' (-) | 11,198.354 | 15,333.286 | 1,544.79 | 96.50 | |
| Z-72 | Nivel San José | NW 3° 24' 23" | 48° 46' (-) | 11,186.749 | 15,503.684 | 1,602.64 | 40.30 | |
| Z-73 | Nivel San José | NW 4° 20' 40" | 11° 48' (-) | 11,186.667 | 15,503.713 | 1,602.80 | 32.80 | |
| Z-74 | Nivel SanJosé | NW 0° 58' 37" | 20° 27' (-) | 11,194.042 | 15,523.705 | 1,602.69 | 50.00 | |
| Z-75 | Nivel San José | SW 3° 37' 38" | 6° 55' (-) | 11,157.051 | 15,235.325 | 1,611.08 | 70.00 | |
| Z-76 | Nivel San José | NE 6° 38' 49" | 62° 38' (-) | 11,197.181 | 15,588.042 | 1,600.54 | 34.20 | |
| Z-77 | Nivel San José | NE 0° 33' 21" | 0° | 11,182.662 | 15,546.291 | 1,605.46 | 95.80 | |
| Z-78 | Nivel San José | NW 34° 04' 42" | 0° 21' (+) | 11,183.595 | 15,451.934 | 1,605.82 | 167.25 | |
| Z-79 | | NW 56° 26' 47" | 8° 52' (-) | 11,447.555 | 16,245.903 | 1,546.09 | 201.55 | |
| Z-80 | Nivel Ballenas | NW 49° 58' 11" | 8° 14' (-) | 11,093.312 | 14,469.767 | 1,564.68 | 42.95 | |
| Z-81 | Nivel San José Rampa 1220 | NE 5° 30' 12" | 21° 38' (+) | 11,113.477 | 14,961.147 | 1,625.82 | 66.80 | |
| Z-82 | Nivel San José Rampa 1220 | NW 18° 31' 51" | 32° 41' (+) | 11,114.183 | 14,958.247 | 1,626.11 | 200.20 | |
| Z-83 | Nivel Ballenas Rebaje 880 | NW 4° 58' 11" | 12° 40' (-) | 11,193.078 | 15,315.613 | 1,546.32 | 89.50 | |
| Z-84 | Nivel San José Rampa 1220 | NE 2° 03' 10" | 63° 07' (+) | 11,110.075 | 14,942.899 | 1,624.38 | 80.00 | |
| Z-85 | Nivel SanJosé Rampa 975 | NW 49° 42' 12" | 47° 40' (+) | 11,113.643 | 15,083.564 | 1,622.78 | 77.05 | |
| Z-86 | Nivel Ballenas | NW 10° 29' 29" | 9° 21" (-) | 11,216.460 | 15,575.224 | 1,536.43 | 131.80 | |
| Z-87 | Nivel SanJosé Rampa 975 | NE 0° 13' 46" | 59° 56' (+) | 11,116.098 | 15,086.128 | 1,622.98 | 74.05 | |
| Z-88 | Nivel Ballenas | NW 20° 38' 49" | 4° 11' (-) | 11,185.909 | 15,258.055 | 1,545.03 | 88.00 | |
| Z-89 | Nivel Cangrejos | NE 19° 02' 39" | 4° (+) | 11,218.417 | 15,386.301 | 1,504.32 | 108.75 | |
| Z-90 | Nivel Cangrejos | NW 62° 23' 22" | 1° 35' (+) | 11,217.240 | 15,384.800 | 1,504.20 | 81.40 | |
| Z-91 | Nivel San Pablo | NW 15° 25' 38" | 4° 21' (-) | 11,245.805 | 15,387.106 | 1,456.94 | 49.50 | |
| Z-92 | Nivel Santa María | NW 18° 31' 17" | 0° 52' (-) | 11,179.581 | 15,379.777 | 1,573.85 | 120.85 | |
| Z-93 | Nivel Santa María | NW 20° 34' 41" | 1° 11' (+) | 11,178.701 | 15,310.928 | 1,575.14 | 111.65 | |
| Z-94 | Nivel San Pablo | NW 43° 11' 28" | 19° 33' (-) | 11,211.629 | 15,361.838 | 1,458.60 | 70.00 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Z-95 | Nivel Cangrejos | NE 1° 33' 28" | 8° 55' (-) | 11,229.096 | 15,658.821 | 1,497.53 | 200.00 |
| Z-96 | Nivel Santa María | SW 5° 48' 57" | 0° 26' (-) | 11,167.318 | 15,315.283 | 1,575.01 | 103.30 |
| Z-97 | Nivel Santa María | SIN REGISTRO | | | | | 102.20 |
| Z-98 | Nivel Santa María | SIN REGISTRO | | | | | 117.75 |
| Z-99 | | SIN REGISTRO | | | | | |
| Z-100 | Nivel Cangrejos | NW 45° | Horizontal | 11,332.000 | 16,047.000 | | 251.55 |
| Z-101 | | SIN REGISTRO | | | | | |
| Z-102 | | SIN REGISTRO | | | | | |
| Z-103 | | SIN REGISTRO | | | | | |
| Z-104 | | SIN REGISTRO | | | | | |
| Z-105 | | SIN REGISTRO | | | | | |
| Z-106 | | SIN REGISTRO | | | | | |
| Z-107 | Nivel Cangrejos Veta "La Blanca" | SIN REGISTRO | | | | | |
| Z-107 | Nivel Cangrejos Sección 240 | NW 27° | 1 1/2 (-) | 11,245.800 | 15,868.800 | 1,491.50 | 201.00 |
| Z-108 | Nivel Cangrejos | NW 18° 50' 39" | 1° 30' (+) | 11,226.207 | 15,658.440 | 1,497.81 | 192.25 |
| Z-109 | Nivel Cangrejos | NE 25° 42' 02" | 1° (+) | 11,226.180 | 15,658.470 | 1,497.81 | 156.30 |
| Z-110 | Nivel Cangrejos | NE 50° 55' 29" | 1° (+) | 11,224.610 | 15,661.440 | 1,494.71 | 199.40 |
| Z-111 | Nivel Cangrejos | NW 44° 08' 03" | 1° 30' (-) | 11,223.980 | 15,656.540 | 1,497.91 | 179.40 |
| Z-112 | Nivel Cangrejos | NE 17° 30' | 28 1/2 (-) | SIN REGISTRO | | | |
| Z-113 | | SIN REGISTRO | | | | | |
| Z-114 | | SIN REGISTRO | | | | | |
| Z-115 | Nivel Ballenas Sección 400 | NW 27° 16' 42" | 0° 25' | 11,197.680 | 15,708.093 | 1,531.28 | 181.45 |
| Z-116 | Nivel Ballenas Frente 4394 | NW 20° | 0° | 11,101.425 | 14,340.124 | 1,560.70 | 63.45 |
| Z-117 | Nivel Ballenas Sub-Estación | NE 12° 33' 54" | 1° 42' (-) | 11,183.692 | 15,174.510 | 1,546.68 | 141.45 |
| Z-118 | Nivel Cangrejos al Alto | SIN REGISTRO | | | | | 69.80 |
| Z-119 | Nivel Cangrejos al Alto | SIN REGISTRO | | | | | 60.25 |
| Z-120 | Nivel Cangrejos al Alto | SIN REGISTRO | | | | | |
| Z-121 | Nivel San Juan al Alto Sección 420 | SIN REGISTRO | | | | | |
| Z-122 | Nivel San Pablo Rebaje 200-300 | SIN REGISTRO | | | | | 186.50 |
| Z-123 | Nivel Ballenas Sub-Estación | NE 0° 05' 31" | 30° 19' (+) | 11,183.409 | 15,173.606 | 1,547.97 | 103.30 |
| Z-124 | | SIN REGISTRO | | | | | |
| Z-125 | Nivel San Juan Crucero | SIN REGISTRO | | | | | 203.65 |
| Z-126 | Nivel Ballenas Sub-Estación | NW 5° 32' 05" | 29° 50' (-) | 11,183.719 | 15,173.624 | 1,546.22 | 131.15 |
| Z-127 | Nivel San José | NW 17° | SIN REGISTRO | | | | 149.75 |
| Z-128 | Nivel San José Al Alto | SIN REGISTRO | | | | | 141.60 |
| Z-129 | Nivel San José Rebaje 440-520 | SIN REGISTRO | | | | | 197.55 |
| Z-130 | Nivel San José Rampa 974 | NW 48° 27' 56" | 32° (+) | 11,084.617 | 14,994.517 | 1,658.71 | 70.15 |
| Z-131 | Nivel San José Rampa 974 | NW 7° 06' 30" | 34° (+) | 11,082.003 | 15,000.088 | | 83.90 |
| Z-132 | Nivel San José Rampa 974 | NE 22° 20' 55" | 34° (+) | 11,080.052 | 15,006.203 | | 71.00 |
| Z-133 | Nivel San José Rampa 974 | SIN REGISTRO | | | | | 70.95 |
| Z-134 | Nivel San José Rampa 710 | NE 66° | 60° (+) | | | | 79.85 |
| Z-135 | Nivel San José Rampa 974 | NW 46° | 46° (+) | 11,121.100 | 15,104.600 | 1,619.63 | 91.50 |
| Z-136 | Nivel San José | NE 6° | 1° (+) | 11,178.500 | 15,736.400 | 1,598.64 | 197.75 |
| Z-137 | Nivel San José | NE 38° | 0° | 11,178.500 | 15,736.600 | 1,598.64 | 176.50 |
| Z-138 | Nivel San José | NE 16° | 22° (-) | 11,178.500 | 15,736.600 | 1,598.14 | 189.25 |
| Z-139 | Nivel Ballenas Frente 4394 | NW 24° | Horizontal | 11,190.500 | 13,969.500 | 1,568.00 | 240.50 |
| Z-140 | Nivel Ballenas Crucero 7143 | SE 44° 07' 29" | 1° 10' (+) | 11,152.262 | 14,033.678 | 1,568.28 | 101.20 |
| Z-141 | | SIN REGISTRO | | | | | |
| Z-142 | Nivel Cangrejos | SIN REGISTRO | | | | | 352.65 |
| Z-143 | Nivel Ballenas Frente 4394 | SIN REGISTRO | | | | | 83.70 |
| Z-144 | Nivel Ballenas Frente 4394 | SW 24° 28' 46" | 14° 10' (-) | 11,189.522 | 13,865.265 | 1,571.50 | 148.80 |
| Z-145 | Nivel San Pablo | SIN REGISTRO | | | | | 137.20 |
| Z-146 | Nivel San José | NW 6° 34' 50" | 5° 11' 30" (-) | 11,163.939 | 15,231.232 | 1,610.90 | 148.35 |
| Z-147 | Nivel San José Rebaje 1025 | NW 20° 17' 24" | 5° 12' 24" (-) | 11,159.184 | 15,154.472 | 1,611.42 | 146.40 |
| Z-148 | Nivel San Carlos Crucero 5613 | NE 10° 07' 45" | 35° 33' 00" (-) | 11,237.035 | 15,477.901 | 1,603.91 | 66.15 |
| Z-149 | Nivel San Carlos Crucero 5613 | NE 4° 43' 41" | 48° 25' 46" (+) | 11,236.472 | 15,477.876 | 1,606.53 | 63.50 |
| Z-150 | Nivel Cangrejos Crucero 1020 | NW 31° 30' 36" | 0° | 11,200.411 | 15,098.613 | 1,508.15 | 89.25 |
| Z-151 | Nivel Cangrejos Crucero 1020 | NW 64° 0' 10" | 0° | 11,200.270 | 15,098.137 | 1,508.15 | 105.35 |
| Z-152 | Nivel Cangrejos Crucero 1020 | NW 3° 48' 50" | 35° 40' 35" (-) | 11,200.086 | 15,098.595 | 1,507.58 | 69.30 |
| Z-153 | Nivel Cangrejos | NW 9° 32' 52" | 2° 11' 06" (+) | 11,226.460 | 15,657.643 | 1,498.28 | 150.65 |
| Z-154 | Nivel Cangrejos Veta "La Blanca" | NE 34° 11' 50" | 0° 28' 59" (+) | 11,226.173 | 15,659.984 | 1,498.12 | 160.45 |
| Z-155 | Nivel San Pablo Met. 800 | NW 23° 04' 59" | 0° | 11,237,360 | 15,344.900 | 1,458.27 | 70.50 |
| Z-156 | Nivel San Pablo Met. 800 | NE 17° 40' 42" | 0° | 11,231.604 | 15,342.207 | 1,458.58 | 87.10 |
| Z-157 | Nivel San Pablo | NE 5° | Horizontal | 11,244.500 | 15,574.400 | 1,470.00 | 80.75 |
| Z-158 | | SIN REGISTRO | | | | | 121.00 |
| Z-159 | Nivel Ballenas Frente 4394 | SE 18° 56' 38" | 1° 44' 47" (+) | 11,136.873 | 13,814.997 | 1,573.44 | 87.30 |
| Z-160 | Nivel Ballenas Frente 4394 | NW 58° 08' 10" | 1° 06' 30" (+) | 11,131.282 | 13,808.426 | 1,571.57 | 199.35 |
| Z-161 | Nivel Cangrejos Crucero | SIN REGISTRO | | | | | |
| Z-162 | Nivel Ballenas Frente 4394 | NW 26° | 20° (-) | 11,099.000 | 14,150.000 | 1,566.60 | 163.30 |
| Z-163 | Nivel Ballenas Crucero 7075 | SW 12° 25' 43" | 46° 12' (+) | 11,215.149 | 14,037.121 | 1,570.70 | 124.50 |
| Z-164 | Nivel Ballenas Crucero 6905 | NW 45° 54' 28" | 61° 34' 23" (+) | 11,099.011 | 14,199.613 | 1,569.83 | 87.35 |
| Z-165 | Nivel Ballenas Frente 4394 | NE 42° 39' 39" | 61° 09' 38" (+) | 11,098.657 | 14,201.707 | 1,569.85 | 68.20 |
| Z-166 | Nivel Ballenas Crucero 7075 | SW 07° 39' 52" | 52° 41' 37" (-) | 11,215.449 | 14,037.039 | 1,568.06 | 78.10 |
| Z-167 | Nivel Ballenas Crucero 7075 | SE 36° 15' 58" | 36° 17' 44" (-) | 11,218.161 | 14,039.930 | 1,568.65 | 100.00 |
| Z-168 | Nivel San Juan Rampa 6320 | NE 26° 58' 38" | 15° 23' | 11,182.785 | 14,673.736 | 1,481.86 | 65.00 |
| Z-169 | Nivel San Juan Rampa 6320 | NW 40° 07' 41" | 16° 24' | 11,182.302 | 14,666.836 | 1,481.49 | 49.85 |
| Z-170 | Nivel San Juan Rampa 6320 | NE 24° 32' 39" | 49° 26' (-) | 11,182.062 | 14,673.782 | 1,480.05 | 113.65 |
| Z-171 | Nivel Ballenas Crucero 7075 | SW 63° 35' 37" | 41° 15' (-) | 11,219.417 | 14,036.204 | 1,567.67 | 115.90 |
| Z-172 | Nivel San Juan Rampa 6320 | SW 82° 39' 23" | 32° 06' (+) | 11,183.360 | 14,657.470 | 1,481.36 | 36.45 |
| Z-173 | Nivel San Juan Rampa 6320 | SW 79° 52' 25" | 45° 01' (-) | 11,187.127 | 14,656.718 | 1,478.92 | 97.05 |
| Z-174 | Nivel Ballenas Crucero 7075 | SW 63° 35' | 72° (-) | 11,219.725 | 14,036.678 | 1,568.13 | 127.50 |
| Z-175 | Nivel Ballenas Frente 4394 | SW 0° 36' 35" | 0° 46' (+) | 11,133.280 | 13,647.832 | 1,573.55 | 100.00 |
| Z-176 | Nivel Ballenas Frente 4394 | NW 1° 57' 26" | 0° 44' | 11,141.314 | 13,647.949 | 1,573.40 | 100.25 |
| Z-177 | Nivel Ballenas Frente 4394 | SW 53° 37' 22" | 2° 37' (+) | 11,133.807 | 13,646.898 | 1,573.49 | 79.25 |
| Z-178 | Nivel San Juan Rampa 6320 | NW 40° 30' 08" | 49° 45' (-) | 11,176.062 | 14,671.590 | 1,480.40 | 90.70 |
| Z-179 | Nivel San Juan Rampa 6320 | NW 14° 13' 54" | 51° 14' (-) | 11,176.085 | 14,671.736 | 1,480.07 | 119.40 |
| Z-180 | Nivel Ballenas Crucero 7075 | SW 63° 35' | 85° (-) | 11,219.725 | 14,036.678 | 1,568.13 | 164.00 |
| Z-181 | Nivel San Juan Rampa 6320 | NW 12° 36' 39" | 18° 22'(+) | 11,183.124 | 14,620.991 | 1,481.73 | 53.70 |
| Z-182 | Nivel Ballenas | SW 46° 56' 26" | 1° 00' (+) | 11,153.579 | 14,027.257 | 1,568.70 | 181.90 |
| Z-183 | Nivel Ballenas Crucero 7075 | SE 54° 18' 49" | 80° 35' (-) | 11,219.568 | 14,037.922 | 1,568.16 | 143.10 |
| Z-184 | Nivel Ballenas Frente 4394 | SE 62° 58' 51" | 1° 00' (+) | 11,121.070 | 13,708.121 | 1,572.70 | 113.70 |
| Z-185 | Nivel San Juan Crucero 6128 | SE 0° 34' 13" | 83° 50' (-) | 11,250.582 | 14,983.105 | 1,413.64 | 89.45 |
| Z-186 | Nivel San Juan Crucero 6128 | SW 41° 29' 58" | 41° 52' (-) | 11,249.690 | 14,982.088 | 1,413.90 | 89.05 |
| Z-187 | Nivel San Juan Crucero 6414 | SW 5° 28' | Horizontal | 11,229.628 | 14,699.119 | 1,417.86 | 80.70 |
| Z-188 | Nivel Ballenas Crucero 7448 | SW 19° 56' 40" | 65° 03' (-) | 11,189.247 | 13,660.388 | 1,572.67 | 109.80 |
| Z-189 | Nivel San Juan Crucero 6414 | SIN REGISTRO | | | | | 82.30 |
| Z-190 | Nivel San Juan Crucero 6455 | SIN REGISTRO | | | | | 82.75 |
| Z-191 | Nivel Ballenas Crucero 7448 | SE 8° 37' 34" | 78° 31' (-) | 11,189.585 | 13,660.576 | 1,573.03 | 147.70 |
| Z-192 | Nivel San Juan Crucero 6455 | SIN REGISTRO | | | | | 68.35 |
| Z-193 | Nivel Ballenas Rebaje 670 (LaBlanca) | SIN REGISTRO | | | | | 59.99 |
| Z-194 | Nivel Cangrejos Rebaje 5880 | Norte | 52° (-) | 11,250.73 | 15,196.40 | 1,504.10 | 40.85 |
| Z-195 | Nivel Ballenas Crucero 7448 | SE 5° 00' 00" | 40° (+) | 11,186.13 | 13,661.92 | 1,575.80 | 74.35 |
| Z-196 | Nivel Ballenas Crucero 7448 | SW 23° | 43° (+) | 11,187.50 | 13,659.55 | 1,575.90 | 97.30 |
| Z-197 | Nivel San José La Blanca abajo del Cro. 5613 | Sin Reg. | SIN REGISTRO | | | | 56.85 |
| Z-198 | Nivel San José Crucero 5613 | Sin Reg. | SIN REGISTRO | | | | 51.00 |
| Z-199 | Nivel San José Crucero 5613 | Norte | 50° (-) | 11,262.55 | 15,440.25 | 1,603.60 | 49.65 |
| Z-200 | | Norte Tramo | 40° (-) | 11,262.40 | 15,429.50 | 1,603.25 | 39.50 |
| Z-201 | Nivel Ballenas | NW 13° 17' 28" | 51° 05' (+) | 11,053.756 | 13,598.646 | 1,577.02 | 141.00 |
| Z-202 | Nivel Ballenas | NE 15° 56' 22" | 53° 09' (+) | 11,053.515 | 13,598.862 | 1,574.45 | 134.70 |
| Z-203 | Nivel San José Crucero 5613 | NE 9° 00' | 14° (-) | 11,236.000 | 15,478.900 | 1,604.00 | 70.00 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Z-204 | Nivel San José Crucero 5613 | SIN REGISTRO | | | | | 90.10 |
| Z-205 | Nivel San José (La Blanca) | NW 9° 01' 14" | 0° 46' | 11,165.491 | 15,156.866 | 1,611.52 | 96.30 |
| Z-206 | Nivel San Pablo (Block 20) | SIN REGISTRO | | | | | 50.05 |
| Z-207 | Nivel San Pablo Rebaje 6340 | SIN REGISTRO | | | | | 45.65 |
| Z-208 | Nivel San Juan Frente 4800 | SE 50° 23' 27" | 0° 20' 03" (-) | 11,590.906 | 16,352.447 | 1,409.01 | 111.05 |
| Z-209 | Nivel San Pablo (Block 20) | SIN REGISTRO | | | | | |
| Z-210 | Nivel Ballenas Exp. Arriba del Rebaje 7500 | NE 2° 47' 37" | 21° 07' (+) | 11,067.916 | 13,598.884 | 1,575.82 | 88.90 |
| Z-211 | Nivel San Juan Frente 4800 | SW 38° 52' 11" | 89° 51' (-) | 11,590.687 | 16,345.203 | 1,407.84 | 199.00 |
| Z-212 | Nivel Ballenas Rebaje 7500 | NE 19° 17' 24" | 33° 27' | 11,067.630 | 13,598.980 | 1,576.29 | 102.50 |
| Z-213 | Nivel Ballenas Rebaje 7500 | NW 18° 01' 08" | 41° 39' (+) | 11,067.155 | 13,598.008 | 1,576.84 | 86.80 |
| Z-214 | Nivel Ballenas arriba del Rebaje 7500 | NW 32° 04' 32" | 35° 33' (+) | 11,156.768 | 13,912.240 | 1,571.88 | 51.05 |
| Z-215 | Nivel Ballenas Rebaje 7000 | NE 7° 53' 40" | 61° 34' (+) | 11,156.729 | 13,912.666 | 1,572.55 | 49.40 |
| Z-216 | Nivel Ballenas Exp. Arriba del Rebaje 7000 | NW 7° 58' 21" | 45° 58' (+) | 11,152.026 | 13,936.903 | 1,571.86 | 51.40 |
| Z-217 | Nivel Ballenas Exp. Arriba del Rebaje 7000 | NE 34° 08' 34" | 45° 39' (+) | 11,150.246 | 13,941.566 | 1,570.48 | 50.75 |
| Z-218 | Nivel Ballenas Exp. Arriba del Rebaje 7000 | NW 1° 35' 44" | 45° (+) | 11,142.349 | 13,976.595 | 1,572.00 | 56.15 |
| Z-219 | Nivel Ballenas Crucero 6828 | NW 19° 03' 21" | 26° 00' (+) | 11,067.327 | 13,597.963 | 1,577.01 | 81.50 |
| Z-220 | Nivel Ballenas arriba del Rebaje 7500 | NW 38° 25' 39" | 36° 25'(+) | 11,063.409 | 13,599.144 | 1,577.41 | 101.80 |
| Z-221 | Nivel Ballenas Bajo Rebaje 7500 | SW 10° 00' | Horizontal | 11,139.063 | 13,584.750 | 1,573.92 | 17.45 |
| Z-222 | Nivel Ballenas Rebaje 7500 Bajo | SW 10° 01' | Horizontal | 11,140.053 | 13,595.250 | 1,573.35 | 18.50 |
| Z-223 | Nivel Ballenas Ex bajo del Rebaje 7500 | SW 10° 05' | Horizontal | 11,142.487 | 13,615.500 | 1,523.50 | 25.60 |
| Z-224 | Nivel Ballenas arriba del Rebaje 7500 | NW 43° 32' | 21° 34' | 11,060.012 | 13,596.645 | 1,575.88 | 115.20 |
| Z-225 | Nivel Ballenas arriba del Rebaje 7500 | NW 36° 03' 16" | 50° 26' (+) | 11,059.986 | 13,596.846 | 1,577.10 | 124.15 |
| Z-226 | Nivel Ballenas al Alto del Rebaje 7500 | NW 7° 39' 34" | 6° 21' (+) | 11,137.035 | 13,565.790 | 1,573.65 | 40.20 |
| Z-227 | Nivel Ballenas al Alto del Rebaje 7500 | NW 0° 26' 46" | 0° 26' (-) | 11,139.229 | 13,583.229 | 1,573.51 | 30.30 |
| Z-228 | Nivel San Juan Frente 4800 | SIN REGISTRO | | | | | 147.00 |
| Z-229 | Nivel Ballenas Crucero 6828 | NW 50° 48' 55" | 32° 03' (+) | 11,059.965 | 13,596.671 | 1,576.08 | 125.40 |
| Z-230 | Nivel San Carlos Rampa 5583 | SIN REGISTRO | | | | | 32.30 |
| Z-231 | Nivel Ballenas Crucero 6828 | NW 23° 45' 01" | 17° 48' (-) | 11,067.284 | 13,598.667 | 1,574.60 | 110.50 |
| Z-232 | Nivel San Carlos Rampa 5583 | NE 4° | | 1,216.500 | 1,410.500 | | 36.90 |
| Z-234 | Nivel Ballenas Crucero 6828 | NW 10° 00' 37" | 20° 41' (-) | 11,066.014 | 13,598.822 | 1,575.01 | 120.85 |
| Z-235 | Abajo del Nivel San Juan Crucero 6392 | SE 1° 08' 13" | 24° 42' (-) | 11,321.492 | 14,731.219 | 1,417.42 | 137.05 |
| Z-236 | Nivel Ballenas Abajo del Rebaje 7500 | NW 6° 06' 38" | 46° 24' (-) | 11,064.883 | 13,600.626 | 1,574.12 | 185.80 |
| Z-237 | | SIN REGISTRO | | | | | |
| Z-238 | | SIN REGISTRO | | | | | |
| Z-239 | Nivel Ballenas Abajo del Rebaje 7000 | NE 38° | Horizontal | 11,136.500 | 14,043.500 | | 24.10 |
| Z-240 | | SIN REGISTRO | | | | | |
| Z-241 | Nivel Ballenas abajo Rebaje 7500 | NW 21° 09' 05" | 35° 27' (-) | 11,065.030 | 13,600.699 | 1,574.00 | 127.90 |
| Z-242 | Nivel San Juan a rumbo de Veta (Servicios) | NE 80° 28' 15" | 61° 44' (-) | 11,234.531 | 15,423.319 | 1,407.65 | 22.30 |
| Z-243 | Nivel San Carlos Frente 5650 E | NE 1° 24' 31" | 0° 11'(-) | 11,246.509 | 15,520.557 | 1,353.55 | 31.05 |
| Z-244 | Nivel San Juan al Bajo | SW 27° 06' 45" | 15° 54' (-) | 11,197.514 | 14,788.435 | 1,415.67 | 199.95 |
| Z-245 | | SIN REGISTRO | | | | | |
| Z-246 | Nivel San Carlos Al Alto | NE 4° 44' 49" | 0° 20' (-) | 11,241.091 | 15,491.800 | 1,355.66 | 17.70 |
| Z-247 | Nivel San Juan | SW 26° 13' 23" | 58° 21' (-) | 11,321.784 | 14,729.496 | 1,416.91 | 154.35 |
| Z-248 | Nivel San Juan Rampa 5583 | NW 23° 31' 59" | 1° 39' (+) | 11,209.296 | 15,470.843 | 1,383.46 | 52.05 |
| Z-249 | Nivel San Carlos Rampa 5583 | NE 29° 08' 07" | 0° 25' (-) | 11,209.228 | 15,473.525 | 1,383.37 | 61.25 |
| Z-250 | Rebaje 1500 al bajo del Nivel Ballenas | SE 9° 04' 57" | 11° 09' (-) | 11,191.553 | 14,710.330 | 1,562.48 | 122.20 |
| Z-251 | | SIN REGISTRO | | | | | |
| Z-252 | | SE 11° 52' 59" | 11° 15' (-) | 11,160.281 | 14,644.711 | 1,563.71 | 38.50 |
| Z-253 | | SE 11° 52' 59" | 8° (-) | 11,160.281 | 14,644.711 | 1,563.71 | 129.95 |
| Z-254 | Abajo del Nivel San Juan | SW 25° 12' 20" | 47° 48' (-) | 11,321.542 | 14,729.420 | 1,416.94 | 156.70 |
| Z-255 | Nivel Cangrejos Rebaje 1032 (La Blanca) | SW 29° 02' 26" | 4° 39' (+) | 11,246.683 | 15,045.177 | 1,509.12 | 85.05 |
| Z-256 | Explorar al Alto del Rebaje 1032 | SE 4° 10' 51" | 6° 18' (+) | 11,246.622 | 15,046.075 | 1,508.13 | 64.20 |
| Z-257 | Explorar Alto Rebaje 1032 | SW 9° 04' 52" | 24° 08' | 11,246.605 | 15,045.937 | 1,509.35 | 80.70 |
| Z-258 | Nivel Cangrejos | SIN REGISTRO | | | | | 77.15 |
| Z-259 | Nivel Cangrejos | SW 50° 15' 31" | 18° 26' 13" (-) | 11,246.765 | 15,044.938 | 1,508.78 | 111.45 |
| Z-260 | | SIN REGISTRO | | | | | |
| Z- 261 | Nivel Cangrejos Crucero 1140 | N 15° 41' 55" E | 10°56'(-) | 11,162.108 | 14,863.752 | 1,509.92 | 112.30 |
| Z- 262 | Nivel San Juan Al Alto Crucero 6392 | SIN REGISTRO | | | | | 50.40 |
| Z- 263 | Nivel Cangrejos | S 16°07' E | 15° 12' (-) | 11,172.133 | 14,678.024 | 1,511.53 | 127.55 |
| Z- 264 | Nivel San Carlos Exploración | S33°02'17" E | 46°41' (-) | 11,321.893 | 14,730.008 | 1,416.95 | 163.92 |
| Z-265 | Al Alto Frente 6335-E | NE 22° | Horizontal | 11,209.000 | 14,846.500 | 1,383.00 | 9.60 |
| Z-266 | Nivel Cangrejos | SW 22° 33' 07" | 4° 27' (+) | 11,172.044 | 14,628.027 | 1,511.60 | 116.70 |
| Z-267 | Explorar Hedionda | NE 43° 26' 19" | 1] 29' (+) | 11,122.305 | 14,352.861 | 1,482.55 | 189.00 |
| Z-268 | Nivel San Juan "Exp. Abajo Nivel San Carlos" | SE 33° 34' 29" | 68° (-) | 11,312.405 | 14,729.685 | 1,416.848 | 189.55 |
| Z-269 | Explorar Hedionda | NE 38° 44' 39" | 31° 42' (+) | 11,121.785 | 14,352.503 | 1,483.80 | 155.40 |
| Z-270 | Nivel San Juan | SW 54° 29' 52" | 45° 33' (-) | 11,322.354 | 14,727.925 | 1,417.06 | 185.15 |
| Z-271 | Nivel San Pablo | SIN REGISTRO | | | | | 93.70 |
| Z-272 | Nivel San Pablo | NW 44° 19' 00" | 1° 00' (+) | 11,120.948 | 14,550.486 | 1483.034 | 83.75 |
| Z-273 | Nivel San Pablo | NW 44°19' 02" | 54° 09' (+) | 11,120.948 | 14,350.481 | 1483.640 | 58.85 |
| Z-274 | | SIN REGISTRO | | | | | 202.95 |
| Z-276 | Abajo del Nivel San Juan | SIN REGISTRO | | | | | 239.55 |
| Z-277 | Nivel San José (Hedionda) | NE 68° 42' 30" | 00° 02'23" | 11,106.759 | 14,320.990 | 1,623.812 | 149.00 |
| Z-278 | Nivel San José | NE 65° 02' 16" | 60° 54' | 11,106.520 | 14,320.327 | 1,626.306 | 75.90 |
| Z-278-A | Nivel San José | N 65° 02' 16" | 50° (+) | 11,106.520 | 14,320.327 | 1,626.306 | 132.25 |
| Z-279 | Crucero 8220 | N Franco | 36° 19' 20" (-) | 11,153.535 | 14,927.202 | 1,394.692 | 99.70 |
| Z-280 | Explorar al alto del Rebaje 7050 | SIN REGISTRO | | | | | 22.20 |
| Z-281 | Al Alto del Rebaje 7050 | SIN REGISTRO | | | | | 27.45 |
| Z-282 | Explorar abajo del Nivel San Juan | NW 48° 27' 43" | 36° 00' (-) | 11,154.775 | 14,926.682 | 1,395.179 | 145.05 |
| Z-283 | Nivel San Carlos | NE 48° 19' 01" | 0° 23' 267 | 11,091.630 | 14,459.714 | 1,620.517 | 133.50 |
| Z-284 | Nivel San Carlos Crucero 6220 | NW 51° 00' 59" | 50° (-) | 11,154.775 | 14,926.692 | 1,395.179 | 229.60 |
| Z-285 | Nivel San José | NE 8° | 0° (-) | 11,093.000 | 14,457.000 | 1,620.517 | 119.10 |
| Z-286 | Nivel San José | NE 20° 22' 54.8" | 1° 06' 30.4" | 11,184.926 | 14,765.971 | 1,616.116 | 172.25 |
| Z-287 | Nivel San José | SW 24° 18' 130" | 0° 36' 51.5" | 11,180.305 | 14,762.111 | 1,616.332 | 160.45 |
| Z-288 | Abajo del Nivel San Carlos | NW 41° 17' 08.9" | 36° - (34° 51') | 11,154.477 | 14,926.896 | 1,395.332 | 98.50 |
| Z-289 | Abajo del Nivel San Carlos | NW 28° 05' 56" | 42° (+) | 11,134.494 | 14,598.334 | 1,620.361 | 55.75 |
| Z-290 | Nivel San José | NW 28° 05' 56" | 57° (+) | 11,134.494 | 14,598.334 | 1,620.361 | 47.80 |
| Z-291 | Nivel San José | SE 23° 49' 12" | 42° (+) | 11,129.625 | 14,601.192 | 1,620.714 | 55.65 |
| Z-292 | Nivel San José | SIN REGISTRO | | | | | |
| Z-293 | Nivel San José | SE 23° 49' 42" | 57° (+) | 11,129.362 | 14,601.074 | 1,620.718 | 57.00 |
| Z-294 | Nivel San José Rebaje 1500 | SE 0° 13' 21" | 57° (+) 63° (+) | 11,146.244 | 14,630.284 | 1,619.919 | 61.50 |
| Z-295 | Nivel San José | NW 50° 47' 15.8" | 43° 02' 37.8" | 11,154.274 | 14,927.051 | 1,395.519 | 207.05 |
| Z-296 | | SIN REGISTRO | | | | | |
| Z-297 | | SIN REGISTRO | | | | | |
| Z-298 | Nivel San José | N 0° 29' 51" | 52° 45' 31.6" | 11,104.376 | 14,006.228 | 1,638.398 | 52.00 |
| Z-299 | Nivel San Carlos Rebaje 6425 | SE 8° | 0° | SIN REGISTRO | | | 12.00 |
| Z-300 | Nivel San José Rebaje 1500 | SE 20° 08' 23.7" | (48°+)44°28'07"(+) | 11,122.454 | 14,564.201 | 1,620.583 | 64.10 |
| Z-301 | Nivel San Carlos | NW 6° 26' 37.8" | 43° 08' 01" (-) | 11,160.597 | 14,820.308 | 1,359.349 | 120.05 |
| Z-302 | | SW 29° 48' 45.7" | 46° 33' 03" (+) | 11,122.231 | 14,562.583 | 1,620.413 | 64.55 |
| Z-303 | Niv. San Juan Programa de Exploracion 2003 | SE 67° 29' 02" | 35° 02' 00" | 11,408.739 | 16,035.092 | 1,405.116 | 110.00 |
| Z-304 | Niv San Pablo Explorar el bajo Seccion 6410 | S Franco | 0° | SIN REGISTRO | | | 126.20 |
| Z-305 | Nivel San Juan Programa de Exploracion 2003 | SW 29° 51' 04" | 33° 25' 44" (-) | 11,406.133 | 16,031.667 | 1,405.086 | 146.45 |
| Z-306 | Verificar estructura del bajo Reb. 5600 | SIN REGISTRO | | SIN REGISTRO | | | 12.80 |
| Z-307 | Niv. San Pablo Programa de Exploracion 2003 | S 51° 36' 26" | 1° 17' 43.9" | 11,210.610 | 13,823.080 | 1,490.610 | 37.90 |
| Z-308 | Niv San Juan Programa de Exploracion 2003 | SE 67° 29' 02" | 60° (-) | 11,409.004 | 16,034.527 | 1,405.036 | 136.50 |
| Z-309 | Niv. San Pablo Programa de Exploracion 2003 | S 43° 25' 36.6" | 2° 25' 09.9" | 11,210.730 | 13,824.060 | 1,490.763 | 40.90 |
| Z-310 | Explorar la Blanca desde la Seccion 5225 | NE 12° 25' 29" | 0° 59' 39" | 11,274.555 | 15,856.838 | 1,491.313 | 159.40 |
| Z-311 | Niv. San Juan Programa de exploracion 2003 | NE 69° 50' 11.6" | 39° 35' 12.4" | 11,409.547 | 16,034.731 | 1,405.110 | 138.10 |
| Z-312 | Explorar la Blanca desde la Seccion 5225 | SIN REGISTRO | | | | | 74.85 |
| Z-313 | Niv. San Juan Programa de Exploracion 2003 | SE 82° 34' 47.09" | 45° (-) | 11,409.028 | 16,034.479 | 1,404.993 | 136.00 |
| Z-314 | Explorar abajo del reb. 400 Niv. San Juan | SW 83° 17' 30" | 47° - 45° (-) | 11,237.818 | 15,699.367 | 1,407.211 | 50.80 |
| Z-315 | Niv. San Juan Programa de Exploracion 2003 | SE 62° 34' 47.09" | 52° 40' 17.1" (-) | 11,409.028 | 16,034.479 | 1,404.993 | 142.20 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Z-316 | Explorar abajo del reb. 400 Niv. San Juan | SW 23° 58' 44" | 80° - 59° (-) | 11,237.818 | 15,699.367 | 1,407.211 | 40.25 | |
| Z-317 | Explorar estructura al Bajo Reb. 7050 | S Franco | 0° | SIN REGISTRO | | | 8.60 | |
| Z-318 | Explorar estructura al Bajo Reb. 7050 | SIN REGISTRO | | | | | | |
| Z-319 | Explorar abajo del reb. 400 Niv. San Juan | SE 24° 28' 14" | 60° (-) | 11,238.035 | 15,698.454 | 1,407.202 | 44.60 | |
| Z-320 | niv. San Juan Fuera del Programa Exploracion | SE 3° 40' 10.3" | 43 ° | 11,406.983 | 16,033.198 | 1,404.966 | 81.20 | |
| Z-321 | Definir Rumbo de veta Zuloaga en la Fte. 4800 | SE 43° 33' 52" | 0° | 11,575.247 | 16,336.519 | 1,408.318 | 36.70 | |
| Z-322 | Nivel San Juan Programa de Exploracion 2003 | SE 48° 37' 12" | 83° 11' (-) | 11,710.058 | 16,353.124 | 1,409.229 | 299.00 | |
| Z-323 | Nivel San Juan Explorar abajo Rebaje 440 | SW 18° 15' | 55° (-) | SIN REGISTRO | | 1,407.230 | 51.00 | |
| Z-324 | Nivel San José Programa de Exploracion 2003 | NW 16° 20' 56" | 56° 35' (+) | 11,020.935 | 14,588.821 | 1,630.681 | 103.75 | |
| Z-325 | Nivel San Jose Programa de Exploracion 2003 | NE 12° 37' 16.3" | 40° 07' 27" (+) | 11,021.108 | 14,589.020 | 1,630.725 | 109.15 | |
| Z-326 | Nivel San Jose Programa de Exploracion 2003 | NW 45° 03' 43.7" | 47° 08' 14" (+) | 11,019.667 | 14,588.279 | 1,630.942 | 109.15 | |
| Z-327 | Nivel San Juan Programa de Exploracion 2003 | SE 3° 21' 59" | 72° 56' 31.6" (-) | 11,709.590 | 16,352.530 | 1,409.339 | 270.95 | |
| Z-328 | Nivel San Jose Programa de Exploracion 2003 | NW 8° 04' 50-09" | 55° 52' 51.63" (+) | 11,020.759 | 14,588.888 | 1,630.838 | 104.70 | |
| Z-329 | Nivel Cangrejos Programa de Exploracion 2003 | NW 49° 48'02.67" | 47° 25' 57.29" (+) | 11,019.759 | 14,588.606 | 1,631.179 | 107.20 | |
| Z-330 | Nivel San Juan Programa de Exploracion 2003 | SE 73° 28' 53.5" | 73° 28' 53.5 (-) | 11,711.233 | 16,353.452 | 1,409.312 | 270.85 | |
| Z-331 | Fuera del Programa abajo del Reb. 950 | SW 62° 54' 56.63" | 18° 28' 39.32" (+) | 11,257.480 | 15,214.426 | 1,481.630 | 85.30 | |
| Z-332 | Fuera del Programa abajo del Reb. 950 | SW 51° 23' 05.5" | 1° 25' 24.8" (+) | 11,257.474 | 15,214.363 | 1,480.641 | 94.10 | |
| Z-333 | Explorar veta la Blanca Nivel Ballenas | NE 35° 34' 39" | 69° 54' (+) | 11,263.003 | 15,382.622 | 1,542.882 | 56.40 | |
| Z-334 | Explorar veta la Blanca Nivel Ballenas | NW 37° 46' 0.1" | 58° 12' 9.46" (+) | 11,261.201 | 15,387.058 | 1,542.925 | 54.70 | |
| Z-335 | Explorar la Blanca Nivel Santa María | NW 8° 43' 10" | 7° 42' (+) | 11,220.432 | 15,488.801 | 1,570.209 | 101.30 | |
| Z-336 | Explorar abajo del Nivel San Carlos | SE 8° 34' 7" | 11° 48' (-) | 11,157.516 | 14,822.060 | 1,381.209 | 248.50 | |
| Z-337 | Explorar la Blanca Nivel Santa María | SIN REGISTRO | | | | | 92.70 | |
| Z-338 | Explorar al Alto del Nivel San Carlos | NE 2° 51' 46" | 52° (-) | 11,253.228 | 14,752.794 | 1,343.546 | 102.30 | |
| Z-339 | Nivel San Carlos rebaje 6405 | NW 38° 15' 15" | 07° (-) | 11,254.652 | 14,747.533 | 1,343.298 | 45.50 | |
| Z-340 | Nivel Ballenas Explorar Rosario- Condesa | SW 58° 03' 45" | 30° 06' (+) | 11,149.557 | 13,924.802 | 1,572.126 | 149.75 | |
| Z-341 | Explorar La Hedionda desde Rpa. 6275 | SIN REGISTRO | | | | | 97.00 | |
| Z-342 | Explorar Rosario - Condesa | SW 31° 22' 45" | 30° 44' (+) | 11,149.565 | 13,924.783 | 1,572.098 | 146.00 | |
| Z-343 | Explorar el Rebaje 6405 Niv. San Carlos | NW 46° 07' 53" | 5° 29' (+) | 11,204.052 | 14,727.704 | 1,348.830 | 86.60 | |
| Z-344 | Interceptar Zuloaga abajo Niv San Juan | SE 0° 55' 18" | 63° 34' (-) | 11,275.639 | 14,064.281 | 1,420.366 | 92.00 | |
| Z-345 | Rampa 6275 Explorar el rebaje 6405 | NW 37° 57' 34" | 15° 09' (+) | 11,202.979 | 14,729.235 | 1,348.854 | 77.00 | |
| Z-346 | Explorar Rebaje 6405 | NE 32° 17' 33" | 20° 59' (+) | 11,202.683 | 14,734.698 | 1,350.262 | 75.35 | |
| Z-347 | Interceptar Zuloaga abajo Niv San Juan | SW 75° 05' 39" | 31° 18' 45" (-) | 11,276.440 | 14,061.640 | 1,420.78 | 114.30 | |
| Z-348 | Interceptar Zuloaga abajo Niv San Juan | SW 65° 26' 27" | 60° 05' 11" (-) | 11,278.610 | 14,062.199 | 1,420.42 | 148.00 | |
| Z-349 | Nivel San Pablo Crucero 7588 | SE 43° 19' 15" | 67° 42' 11.8" (-) | 11,181.531 | 13,535.156 | 1,492.884 | 100.10 | |
| Z-350 | Nivel San Pablo Crucero 7588 | SW 44° 22' 4" | 75° 46' 36" (-) | 11,180.518 | 13,530.120 | 1,492.879 | 96.70 | FALTA |
| Z-351 | Nivel San Pablo Crucero 7588 | SIN REGISTRO | | | | | 47.30 | FALTA |
| Z-352 | Nivel San Carlos Crucero 7187 | SE 51° 14' 11" | 62° (-) | 11,266.800 | 13,931.770 | 1,398.290 | 80.20 | FALTA |
| Z-353 | Nivel San Carlos Crucero 6248 | NE 60° 29' 15" | 46° (-) | 11,224.750 | 14,883.340 | 1,370.220 | 70.50 | FALTA |
| Z-354 | Nivel San Carlos Crucero 6248 | N 60° 29' 15" | 70° (-) | 11,224.750 | 14,883.340 | 1,370.000 | 81.80 | FALTA |
| Z-355 | Nivel San Carlos Crucero 7187 | SW 72° 40' 22" | 66° 56' 26" (-) | 11,267.920 | 13,926.000 | 1,398.510 | 108.20 | FALTA |
| Z-356 | Nivel San Carlos Crucero 7140 | NW 1° 52' 40" | 19° 18' 05" (-) | 11,205.299 | 13,966.406 | 1,362.761 | 84.65 | FALTA |
| Z-357 | Interceptar veta Zuloaga abajo Niv San Carlos | NW 25° 19' 01" | 37° 09' 24" (-) | 11,205.817 | 13,966.280 | 1,362.210 | 103..5 | FALTA |
| Z-358 | Explorar Veta Nivel San Pedro | NW 30° 01' 35" | 2° 05' 01" (-) | 11,324.239 | 16,023.015 | 1,519.474 | 385.00 | FALTA |
| Z-359 | Superficie La Huichola | NW 6° 19' 33" | 45° (-) | 2,397,807.280 | 615,809.710 | 1,616.140 | 160.95 | SUPERFICIE |
| Z-360 | Nivel San Carlos (explorar al alto de Zuloaga) | NE 3° 59' 22" | Horizontal | 11,216.945 | 14,943.533 | 1,376.913 | 70.00 | FALTA |
| Z-361 | Interceptar veta Leones | NE 0° 05' 03" | Horizontal | 11,324.231 | 15,573.486 | 1,541.521 | 285.00 | FALTA |
| Z-362 | Explorar al alto de veta Zuloaga | NE 30° 46' 08" | Horizontal | 11,214.470 | 14,957.060 | 1,377.200 | 68.70 | FALTA |
| Z-363 | Interceptar la veta Rosario- Condesa | SE 74° 57' 26" | Horizontal | 10,843.250 | 13,809.840 | 1,575.590 | 216.65 | SUPERFICIE |
| Z-364 | Nivel cangrejos (Causa) | NE 0° 38' 32" | 6° 16' 11" (+) | 11,251.212 | 15,047.389 | 1,509.808 | 359.25 | FALTA |
| Z-365 | Superficie la Huichola | NW 6° 19' 33" | 45° (-) | 2,397,628.888 | 615,796.127 | 1,618.758 | 261.90 | SUPERFICIE |
| Z-366 | Explorar al alto de Zuloaga ( CAUSA ) | NE 2° 12' 09" | 15° 08' 48" (-) | 11,250.968 | 15,047.390 | 1,509.110 | 132.15 | FALTA |
| Z-367 | Explorar veta Huichola ( Superficie ) | NE 6° 58' 15" | 48° 31' 07" (-) | 2,397,579.631 | 615,823.687 | 1,612.350 | 349.30 | SUPERFICIE |
| Z-368 | Nivel Ballenas Explorar al Bajo de Zuloaga | SW 28° 42' 44" | 1° 11' 18" (-) | 11,140.030 | 14,861.454 | 1,561.480 | 80.95 | FALTA |
| Z-369 | Nivel Ballenas Explorar al Bajo de Zuloaga | SE 46° 51' 43" | 2° (+) | 11,140.134 | 14,863.096 | 1,561.550 | 90.15 | FALTA |
| Z-370 | Nivel Ballenas Explorar veta Zuloaga | NW 74° 43' 40" | Horizontal | 11,051.904 | 13,594.103 | 1,574.300 | 216.55 | FALTA |
| Z-371 | Nivel Ballenas Interceptar veta Zuloaga | NE 38° 41' 1.13" | Horizontal | 11,107.830 | 14,204.834 | 1,567.627 | 47.75 | OK |
| Z-372 | Explorar veta la Plomosa (Superficie) | NW 22° 26' 30" | 45° (-) | 10,903.490 | 15,345.210 | 1,379.960 | 170.00 | SUPERFICIE |
| Z-373 | Nivel Cangrejos Explorar veta la Blanca | NW 2° 21' 04" | 10° (-) | 11,292.990 | 15,616.220 | 1,505.250 | 28.65 | FALTA |
| Z-374 | Niv. Sn. Carlos Interceptar veta Zuloaga | SE 35° 44' 29" | 46° (-) | 11,282.432 | 14,874.026 | 1,368.760 | 133.20 | OK |
| Z-375 | Superficie Explorar veta la Plomosa | NW 27° | 50 (-) | 9,109.560 | 15,290.200 | 1,396.500 | 163.50 | SUPERFICIE |
| Z-376 | Explorar veta la Blanca Nivel Cangrejos | NE 43° 43' 45.48" | 16° 57' 58.13" (-) | 11,299.368 | 15,635.375 | 1,502.957 | 56.85 | FALTA |
| Z-377 | Explorar veta la Plomosa Superficie | NE 30° 12' 96" | 46° (-) | 10,960.399 | 15,367.710 | 1,631.148 | 158.00 | SUPERFICIE |
| Z-378 | Nivel Ballenas Interceptar veta Zuloaga | NE 1° 36' 58 " | Horizontal | 11,107.519 | 14,205.207 | 1,567.610 | 36.25 | OK |
| Z-379 | Explorar veta Zuloaga abajo Niv. Sn. Carlos | SE 2° 46' 36" | 55° (-) | 11,282.420 | 14,873.840 | 1,368.740 | 120.25 | OK |
| Z-380 | Nivel Ballenas Interceptar veta Zuloaga | NE 55° 08' 03" | Horizontal | 11,103.142 | 14,210.397 | 1,567.630 | 58.10 | OK |
| Z-381 | Explorar veta La Plomosa en Sup. | N 26° 33' 54"W | 56° (-) | 9,127.000 | 15,226.000 | 1,398.500 | | SUPERFICIE |
| Z-382 | Programa de barrenacion crucero 6231 | SW 44° 55' 46" | 60° 52' 29" (-) | 11,282.432 | 14,873.826 | 1,368.770 | 140.00 | FALTA |
| Z-383 | Explorar veta La Plomosa en Sup. | NE 26° W | 60° (-) | 9,127.500 | 15,226.000 | 1,397.500 | | SUPERFICIE |
| Z-384 | Explorar al alto de Zuloaga Rampa 7010 | NE 27° 06' 47" | Horizontal | 11,213.860 | 13,942.290 | 1,338.380 | 70.00 | FALTA |
| Z-385 | Explorar veta La Plomosa en Sup. | NW 27° | 60° (-) | 9,123.500 | 15,235.300 | 1,397.500 | | SUPERFICIE |
| Z-386 | Explorar veta Zuloaga al NW en Sup | NW 53° | 15° (-) | 11,741.081 | 16,705.740 | 1,456.861 | | SUPERFICIE |
| Z-387 | Explorar veta Zulaoga Crucero 6231 | SW 22° 00' 45" | 48° 13' 34" (-) | 11,282.320 | 14,873.910 | 1,368.780 | | |
| Z-388 | | | | | | | | |
| | | 387 | | | | | 36629.43 | |
| | BARRENOS QUE NO TIENEN DATOS REGISTRADOS.<br>BARRENOS QUE NO ESTAN UBICADOS EN EL PLANO LONGITUDINAL | 380 | | | | | 36,419.43 | |

## 12.0 SAN MARTIN SAMPLING METHODOLOGY

PAH reviewed, with more detail, Pilón's sampling program for the preparation of a Technical Report of April 2001. Pilón's current sampling team consists of three sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Channel samples consist of shallow chips broken off the back of the drift. A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent). Drill hole data are locally included in the reserve calculations, but given the relatively small size of the core sample, it is applied by Pilón with conservatism. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

## 13.0 SAN MARTIN SAMPLE PREPARATION, ANALYSIS AND SECURITY

### 13.1 *Sample Preparation*

Channel, exploration, mine development and production, and plant samples are sent to Pilón's on-site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 150 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to ground the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into a diesel-fired furnace for fusion into a lead button. PAH notes that the diesel furnace does not have any temperature control and as a result temperatures fluctuate. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples. The microbalance used has a sensitivity of $\pm$ 1 milligram (equivalent to an actual grade of $\pm$ 1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

### 13.2 *Laboratory Facilities*

PAH notes that the laboratory generally appears to be adequate, with reasonable cleaning and organization. The laboratory currently conducts about 200 to 250 assays per day, including exploration samples, development samples, and mill samples. Laboratory personnel include two sample prep operators, one person in the refinery, two weighing samples and reporting results and one Chief Chemist/AA operator.

The on-site laboratory has a small gas muffle furnace and an electric cupelling furnace for fire assaying. Solution samples are analyzed with a Perkins Elmer 2380 Atomic Absorption unit. Mine samples are periodically sent to an outside laboratory, usually Chemex and more recently splits of the same samples are also sent to two other Peñoles labs for check assays. No plant samples are sent to outside laboratories. All plant feed and tailings assays are run as triplicate samples and the average value is reported unless the silver values vary by more than 20 g/t. Then the triplicate samples are repeated. Six replicates of Gravity Concentrate are assayed and the average value is

reported unless the silver varies by more than 300 g/t. Then, the six replicate samples are repeated. Doré is drilled and six replicates are assayed and the average value reported unless the assay varies by more than 400 g/t. All geological samples are run as triplicates and the samples repeated if the assay exceeds 300 g/t.

## 13.3 *Check Assaying*

To evaluate sample quality control, Pilón performs periodic check analyses on samples. Since 2004, Pilón has sent each month, from about 10 to 30 samples to Chemex Laboratories, an independent commercial laboratory, to Met Mex Peñoles laboratory, and to Laboratorio Industrial Metalúrgica Herrera, for duplicate analysis. Pilón has analyzed a total of nine check samples for the month of September 2004.

Table 13-1 shows the assay results and statistics from the four laboratories, for nine September 2004 samples.

Figure 13-1 shows a graph with these indicated results for silver assays. Figure 13-2 shows a graph with these indicated results for gold assays.

The samples mineral content range includes assays that vary from 45 to 1,335 g/t Ag, and 0 to 8 g/t Au. Average correlation of the results is excellent for the set of samples, with slight discrepancy in one of the samples (C8) for silver. PAH reviewed these data in order to evaluate the accuracy of the Pilón laboratory. The silver assays show an excellent correlation coefficient, while the gold assays present high variations. PAH believes that the reproducibility of silver grades is reasonable, within acceptable industry practices. Because the gold beads are so small, the assayer is forced to estimate the bead weight in the measurement gold grades in the tenths of a gram per tonne range. PAH believes that the reproducibility of gold grades is reasonable, with some of the variability between sample pairs due to the relatively small quantity of pulp (10 grams) used for the assays. Since the gold values are not used in the determination of the reserve block delineation and stope layouts, PAH does not view this as a significant issue.

PAH recommended in 2001, and continues to recommend that Pilón consider using larger sample pulp quantities in the assaying of silver and gold in order to reduce variability, particularly with the gold. PAH also suggests that the diesel furnace be replaced with an electrical furnace so that the temperature can be controlled, and the addition of a micro-balance to allow better measurement of fire assay beads.

TABLE 13 - 1
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
SAN MARTIN UNIT
ASSAY CHECKS

PILON LAB Vs. OTHER LABS
PERIOD OF SEPTEMBER 18, 2004.

| Sample No. | Mine Level | Location | Area | Interval m | Width m | PILON LABORATORY | | | | | ALS CHEMEX LAB. | | | | | MET MEX PEÑOLES LAB. | | | | | IND. MET.HERRERA LAB. | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Ag | Au | Pb | Cu | Zn | Ag | Au | Pb | Cu | Zn | Ag | Au | Pb | Cu | Zn | Ag | Au | Pb | Cu | Zn |
| C1 | Ballenas | 1100 | 6266 | 0.0 - 2.0 | 2.00 | 261 | 2.0 | 0.4 | 0.05 | 0.23 | 235 | 0.24 | 0.04 | 0.01 | 0.05 | 255 | 0.0 | 0.06 | 0.01 | 0.07 | 280 | 0.5 | 0.39 | 0.14 | 0.05 |
| C2 | Ballenas | 1100 | 6269 | 0.8 - 2.5 | 1.70 | 123 | Ind. | 0.35 | 0.03 | 0.30 | 112 | 0.05 | 0.06 | 0.01 | 0.10 | 121 | 0.0 | 0.09 | 0.01 | 0.13 | 147 | 0.3 | 0.57 | 0.07 | 0.101 |
| C3 | Ballenas | 1100 | 6265 | 2.0 - 4.0 | 2.00 | 151 | Ind. | 0.40 | 0.03 | 0.40 | 145 | <0.05 | 0.11 | 0.02 | 0.12 | 143 | 0.0 | 0.14 | 0.02 | 0.18 | 174 | 0.5 | 0.11 | 0.13 | 0.13 |
| C4 | Cangrejos | 40 E | 4942 | 5.4 - 8.1 | 2.70 | 230 | Ind. | 0.60 | 0.03 | 1.75 | 229 | 0.42 | 0.39 | 0.02 | 1.20 | 233 | 0.0 | 0.41 | 0.02 | 1.12 | 259 | 0.93 | 0.37 | 0.16 | 1.160 |
| C5 | Cangrejos | 40 E | 4947 | 7.8 - 9.0 | 1.20 | 110 | 1.5 | 0.70 | 0.03 | 0.95 | 114 | 0.7 | 0.16 | 0.01 | 0.36 | 111 | 0.87 | 0.32 | 0.02 | 0.35 | 145 | 1.0 | 0.15 | 0.11 | 0.440 |
| C6 | Cangrejos | 40 E | 5070 | 2.1 - 3.7 | 1.60 | 494 | 1.0 | 0.55 | 0.04 | 0.83 | 479 | 0.14 | 0.29 | 0.01 | 0.32 | 487 | 0.00 | 0.48 | 0.08 | 0.28 | 518 | 0.53 | 0.28 | 0.12 | 0.280 |
| C7 | Cangrejos | 40 E | 5076 | 0.0 - 1.5 | 1.50 | 1335 | 8.0 | 0.65 | 0.15 | 0.64 | 1335 | 6.04 | 0.45 | 0.08 | 0.25 | 1376 | 6.00 | 0.14 | 0.02 | 0.62 | 1399 | 6.33 | 0.44 | 0.08 | 0.250 |
| C8 | San Carlos | R-6180 | L-8 Falla | 1.50 | 1.50 | 177 | 0.5 | 0.70 | 0.05 | 0.39 | 101 | 0.14 | 0.08 | 0.02 | 0.12 | 123 | 0.0 | 0.18 | 0.01 | 0.40 | 135 | 0.9 | 0.11 | 0.19 | 0.12 |
| C9 | San Carlos | R-6181 | 6262 | 1.8 - 3.0 | 1.20 | 45 | 0.0 | 0.60 | 0.04 | 1.40 | 43 | 0.13 | 0.12 | 0.01 | 0.64 | 41 | 0.0 | 0.10 | 0.02 | 0.15 | 64 | 0.6 | 0.10 | 0.13 | 0.640 |
| | | | | | 15.40 | | | | | | | | | | | | | | | | | | | | |
| | | | | Sum | | 2926 | 13.00 | | | | 2793 | 7.86 | | | | 2890 | 6.87 | | | | 3121 | 11.59 | | | |
| | | | | Weg.Ave | | 318 | 1.31 | 0.54 | 0.05 | 0.79 | 304 | 0.79 | 0.20 | 0.02 | 0.39 | 314 | 0.65 | 0.22 | 0.02 | 0.41 | 340 | 1.21 | 0.29 | 0.13 | 0.39 |
| | | | | Average | | 325 | 2.17 | | | | 310 | 0.98 | | | | 321 | 0.76 | | | | 347 | 1.29 | | | |
| | | | | Max | | 1335 | 8.00 | | | | 1335 | 6.04 | | | | 1376 | 6.00 | | | | 1399 | 6.33 | | | |
| | | | | Min | | 45 | 0.00 | | | | 43 | 0.05 | | | | 41 | 0.00 | | | | 64 | 0.30 | | | |
| | | | | Std.Dev. | | 400 | 2.94 | | | | 405 | 2.05 | | | | 416 | 1.98 | | | | 416 | 1.91 | | | |
| | | | | Cof.Correl. | | 1.00 | 0.98 | | | | 1.00 | 0.98 | | | | 1.00 | 0.97 | | | | 1.00 | 0.97 | | | |


1600
1400
1200
1000
800
600
400
200
0
1
2
3
4
5
6
7
8
9
PILON LABORATORY
ALS CHEMEX LAB.
MET MEX PEÑOLES LAB.
IND. MET.HERRERA LAB.
Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
61.01
Drawing Provided by/Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
Date of Issue
June/2005
Drawing Name
Fig13-1.cdr

FIGURE 13-1
SAN MARTIN UNIT - SILVER ASSAY SAMPLES
SEPTEMBER 2004


9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1
2
3
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PILON LABORATORY
ALS CHEMEX LAB.
MET MEX PEÑOLES LAB.
IND. MET.HERRERA LAB.
Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
9161.01
Drawing Provided by/Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
Date of Issue
June/2005
Drawing Name
Fig13-2.cdr

FIGURE 13-2
SAN MARTIN UNIT - GOLD ASSAY SAMPLES
SEPTEMBER 2004

## 13.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at the San Martín Unit, and that most of Pilón's data was generated by San Martín by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for the San Martín operation is being conducted by Pilón in a reasonable manner consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the deposit mineralization and believes that they be used with acceptable confidence in the estimation of the mineable reserves.

## 14.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the vein deposits at San Martín, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

Pilón has established a systematic procedure to verify data and quality control which has proven effective and accurate by many years of operation. Assay data and information generated by the operation is transmitted by manual procedures; however, all the paper trail is accessible and available for inspection.

Table 14-1 presents a summary of data verification procedures for assays at the Pilón laboratory.

**TABLE 14-1**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**Data Verification - Laboratory Assays**

| Sample Class | No. Assays/Day | No. Assays | If Variation: | Then: | Results |
|---|---|---|---|---|---|
| **Geology** | | | | | |
| Channel | 90 | 3 X | < 20 g | Average | Average |
| | | 3 X | > 20 g | Repeat | Average |
| Drilling | 20 | 1 X | < 100 g | Reading | Reading |
| | | 3 X | > 100 g | Repeat 3 X | Average |
| **Mine/Plant** | | | | | |
| Heads | 12 | 3 X | < 20 g | Average | Average |
| | | 3 X | > 20 g | Repeat 3 X | Average |
| Concentrates | 63 | 6 X | < 300 g | Average | Average |
| | | 6 X | > 300 g | Repeat 6 X | Average |
| Tailings | 12 | 3 X | | Average | Average |
| | | | | | |
| Doré | 3 | 6 X | < 400 g | Average | Average |
| | | 6 X | > 400 g | Repeat 6 X | Average |
| Total / Day | 200 | | | | |
| | | | | | |
| Mine | Approx.10-30 | Approx. 10-30 / mo. | | Sent to external labs. | |

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the mineralization in the deposit. Furthermore, PAH recommended to add field duplicate samples, including correlation analysis of results for duplicate checks. PAH's conclusion was that the results from check assaying were reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and should be usable with acceptable confidence in the estimation of the mineable reserves.

## 15.0 ADJACENT PROPERTIES

The San Martín de Bolaños mining operation by Pilón, is enclosed by the Bolaños Mining District. The Bolaños District comprises approximately 20 kilometers of NS extension, from the San Martín Unit in the South to the old Bolaños mine in the northern part.

The Bolaños mine has been inactive since about 1998 and is the only other significant mineral deposit located near the San Martín area. Reportedly, the Bolaños mine has produced approximately 36 million ounces of silver throughout its historical operation.

No other mining property exists adjacent to San Martín. All surrounding areas to San Martín have been claimed, and are owned by Pilón.

The San Martín Unit is located within an isolated Mining District in the northwest trending Sierra Madre Occidental. Other operating mines and Mining Districts within the Sierra Madre Occidental range include multi-million ounce producers of precious metals, such as the Zacatecas District and the Fresnillo District (currently the largest silver producer in the World), in operation by Grupo Peñoles and other operators to the North of San Martín.

## 16.0 METALLURGICAL TESTING

The San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 750 tonnes per day. Silver ore has been processed by the conventional cyanidation method, agitation in tanks to produce a precipitate by Merrill-Crow with the silver and gold values extracted from the ore. The precipitate is then smelted to produce doré for shipment to commercial refineries. Since 1983, Pilón has sold 28.1 million ounces of silver with small amounts of gold.

Mine and plant statistics indicate that the 2004 Run-of-Mine (ROM) Ore averaged 277 g/t silver and 0.54 g/t gold. The total 2004 silver and gold recovery from doré and gravity concentrates were 89.40 and 92.11%, respectively. The statistics for the first four months of 2005 were 247.8 g/t silver at a year-to-date (YTD) recovery of 84.65% and 0.48 g/t gold at a YTD recovery of 86.94%.

The plant operates on a 24 hour per day schedule for seven days per week at a nominal 750 tonne per day feed rate. The ore receiving, crushing and screening and ore storage facilities operate on a schedule of 2 each 10 hour per day shifts allowing 4 hours per day for scheduled maintenance. The remaining plant facilities operate on three each 8 hour shifts. A column flotation cell was installed within the process circuit, after the cyclones and before the primary thickener, to recuperate sulphides mineralization, prior to the cyanidation process. Scheduled maintenance is conducted for 4 hours each Monday.

Please refer to Section 22.0 of this report for a more detailed description of plant facilities and operating results for the period of 2004. Figures for plant layout (22-1) and process flowsheet (22-2) are presented in that section.

## 17.0 MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

Pilón uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserve. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated December 31, 2004 (referred to subsequently as the January 1, 2005 reserve).

### 17.1 *Introduction*

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 50 to 150 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

To estimate the reserve block tonnages, Pilón has prepared north-south cross sections for the entire mine, perpendicular to the structural zone, at ten-meter intervals. From each section that crosses a reserve block, the cross sectional area of the mineralized zone is measured by AutoCAD methods and sample lengths. The reserve block volume for each 10-meter section is then calculated from the cross sectional area and the vertical projection of the block area measured by AutoCAD in longitudinal section.

The density factor used to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the vein deposit, including oxides ore, sulphides ore and transition zone ore. The density tests were performed by Ing. Armando Gabriel Hernández a research metallurgist in a commercial lab in Guadalajara city, by applying the Le Chatelier methodology to eight mine samples (December 2004). Pilón's estimated average density is 2.80. PAH believes that on average the density for mineralization appears to be reasonable. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each 10-meter section that crosses a reserve block, Pilón composites all of the sample grades in the drift that occur within five meters on either side of the section. Pilón investigated three methods to filter the outlier samples greater than 1,000 g/t Ag, and determined that, based on statistical analysis performed on 3,040 samples, the most appropriate filter was to assign a top grade of 800 g/t Ag to those samples. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each reserve block are then determined by combining the tonnes and grade results obtained for each 10-meter section that crosses the block. The resource block tonnes and grade are tabulated by Pilón on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the vein for use in the reserve estimate is done without regard to economic cutoff grade or mineable width considerations, resulting in maximum vein widths. This maximum width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. PAH recommends that both cutoff grade and mineable width be taken into consideration in the compositing of samples across the vein in order to help optimize ore production. Reserve blocks delineated on this basis would need to be mined accordingly by Pilón, using appropriate grade control practices to insure that the selective mining of the ore proceeds as envisioned by the reserve estimates and, where practical, leaving sub-ore grade parts.

PAH also notes that in a few local areas, the drift is wholly enclosed by the vein zone and unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. In these areas, the use of the less than actual vein width leads to underestimation of the block reserves. PAH recommends that the true vein widths, measured by cross cuts and/or the drill holes, be used as much as possible in the ore reserve estimation.

The reserve blocks estimated by Pilón are not included within the resource blocks.

## 17.2 *Cutoff Grade Calculation*

For the present (end of 2004) mineable reserve, PAH's economic breakeven cutoff grade calculation was based on the basic parameters shown in Table 17-1. Table 17-1 shows Cutoff Grade Parameters.

Equating these parameters, the breakeven cutoff grade for silver ($G_{ag}$), based solely on silver, for the total operating cost and process recoveries anticipated, becomes:

$$G_{ag} = \$42.00/(\$7.00 \times .868\ \%) = 6.91 \text{ oz/tonne or } 215 \text{ g Ag/tonne}$$

For the past year and a half all production has come from the mechanized cut and fill mining. Previously, about 24 percent of the production came from shrinkage stoping.

**TABLE 17-1**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A DE C.V.**
**San Martín Unit**
**Cutoff Grade Parameters**

| Concepts | Costs US$ |
|---|---|
| Average Total Operating Cost | $42/tonne |
| Minimum Mining Width (Cut & Fill) | 2 meters |
| Mill/Refinery Recovery | Met.Rec-90.3%;S&R-96.1%=0.868 |
| Silver Price | $7.00/troy ounce ($0.225/gram) |
| Gold Price | $400.00/troy ounce ($12.86/gram) |
| Lead Price | $0.38/lb |
| Gold:Silver Price Ratio | 57.14 |
| Gold:Silver Metal Ratio (in doré) | 0.00215 |
| Gold/Lead Contribution | $0.88/troy ounce silver |
| Monetary Exchange Rate | $1 / 11 pesos |

Ore production for the year 2004 was reported to be 266,592 tonnes, at an average grade of 277 g Ag/t, and 0.54 g Au/t. Gold is present in payable quantities in many areas and lead in some areas. Therefore, a gold/lead credit is applicable for the cutoff grade. The actual gold head grade is not well known because of the problems in assaying as previously discussed in the laboratory analysis section.

From the 266,592 tonnes of production, the silver sold in doré and concentrates during 2004 was 64.1 million grams (2,059,787 ounces). The gold sold in doré and concentrates during 2004 was 137,687 grams (4,427 ounces).

The grams of gold contained in mill-feed ore was 143,960 grams (4,628 ounces), which would indicate a mill feed grade of about 0.54g/t; the estimated process recovery for gold was 95.6 percent (137,687 grams gold in doré plus concentrates from 266,592 tonnes x 0.54 g/t). For each ounce of silver paid there were 0.00215 ounces of gold paid (4426.753 ounces Au/2,059,787.175 ounces Ag). At a gold price of $400/oz, this represents a contribution of $0.86 per ounce of silver.

In addition to the doré sales, a gravity concentrate is produced. During 2004, 175.2 tonnes of concentrate were sold that contained 2,121,600 grams (68,210 ounces) of silver, 11,345 grams (365 ounces) of gold and 220.1 kilos of lead. For each ounce of silver sold, approximately 0.02 kilograms (0.05 lbs) of lead are sold. At $0.38/lb of lead, this contributes another $0.02 per ounce of silver.

This would indicate a total contribution of gold and lead of $0.88 per ounce of silver.

Revenues from gold and lead contained in both doré and concentrates represent approximately 13 percent of the total revenue received, while lead represents less than one percent of the total revenue. This would equate to an average gold/lead credit of about $0.88/ounce of silver at a silver

price of $7.00. A contribution of $0.88 was used as the credit for gold and lead in the calculations of the cutoff grade.

The silver equivalent breakeven cutoff grade ($G_{ag\ eq}$), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff calculation.

**$G_{ag\ eq}$ = $42.00/(($7.00 x0.868%) + $0.88)) = 6.04 oz Ag eq./tonne, or about 188 grams Ag eq/tonne.**

This cutoff estimate was the basis to calculate 2005 reserves.

## 17.3 *Reserve Estimate*

PAH has reviewed the Pilón annual reserve update of January 1, 2005, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

Pilón has estimated the mineable reserve for the main Zuloaga Vein, as well as for two NS trending veins that have been intersected by the Zuloaga vein at the San Carlos Level. For the Zuloaga Vein, Pilón has tabulated an "in-situ" reserve, without consideration for mining dilution and mining extraction experienced by the cut and fill operations, and without contribution of zinc content.

The total "in-situ" undiluted reserve as tabulated by Pilón and reviewed by PAH, is shown in Table 17-2 at a 225 gram Ag eq cutoff grade for the Zuloaga vein and for the NS veins at the San Carlos level. The total "in-situ" undiluted reserve and without Au/Pb credits added, as reviewed by PAH, is 0.619 million tonnes averaging 277 grams per tonne silver, for a total of 5.5 million contained ounces of silver. As discussed previously in the calculation methodology section, the proven ore category has been projected 25 meters from the drift sample data, while the probable ore category is projected another 25 meters beyond the proven ore. No material is currently classified beyond the probable category. Broken ore is material blasted in the stopes and awaiting extraction.

Figure 17-1 shows longitudinal sections of the Zuloaga and La Blanca Veins, with the location of the reserve blocks included in the mineable reserves.

During the past year, all of the production was derived from cut and fill stopes. In the cut and fill stopes, where the width is less than about 3 meters, the ore is blasted and removed (resued) before blasting the waste onto the stope floor for fill. A minimum mining width of 2 meters is required in the cut and fill stopes for the mechanized equipment in use at the mine.


RESERVAS POSITIVAS (*)
RESERVAS PROBABLES (*)
(*) Includes +12% of Au/Pb Credits.
Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
9161.01
Drawing Provided by/Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
FIGURE17-1
SAN MARTIN UNIT
PROVEN & PROBABLE RESERVES - PILON
(as of January 1, 2005)
Date of Issue
June/2005
Drawing Name
Fig17-1.dwg

**TABLE 17-2**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Unit**
**Mineable Reserves (Without Dilution) as of January 1, 2005 - Pilón Estimate**

| Reserve Classification | Vein | Width - m | Tonnes | Silver g/t (*) | Contained Silver (Ounces) |
|---|---|---|---|---|---|
| Proven | Zuloaga | 2.60 | 221,431 | 273 | 1,943,534 |
| | Zuloaga | Stockpile | 8,000 | 266 | 68,417 |
| | NS | 2.75 | 42,824 | 281 | 386,887 |
| **Total Proven** | | | **272,255** | **274** | **2,398,838** |
| | | | | | |
| **Probable** | **Zuloaga** | **2.73** | **347,225** | **280** | **3,125,792** |
| | | | | | |
| **Total Proven + Probable** | | **2.68** | **619,480** | **277** | **5,524,630** |

COG - Silver only 225 g/t Ag
(*).- Silver grade does not include Au/Pb credits.

With an average width in the cut and fill stopes of approximately 2.7 meters, the typical dilution (estimated at 15 cm from each wall at grade) from the walls of the Zuloaga Vein would be around 11 percent. Additionally, 3 to 5 percent dilution typically is introduced from the floors in the mucking cycle. This would indicate a total mining dilution of approximately 15 percent, which should be incorporated into the mineable reserve calculation. Typically, this is done with an algorithm that compares a fixed amount of dilution (at grade) from the stope walls to the stope width for each reserve block. A mechanized cut and fill mining method will typically (using dry fill) result in an overall mining recovery of approximately 95 percent.

A review of the assays beyond the silver equivalent grade boundary on the walls of the Zuloaga Vein indicated an average diluting grade of approximately 10 to 200 g Ag/t. However, since there is about a one percent difference between the mine feed grades to the mill and the mill calculated feed grade, some additional dilution is being introduced in the stopes. The recognition and correction of the various excess dilution sources will help the mine reconcile the differences in grade between the mine and mill.

Table 17-3 summarizes the diluted, recovered (with credits added for Au/Pb at 13 percent), proven and probable reserves at El Pilón as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.

PAH notes that the current mining across the width of the Zuloaga Vein is often conducted with limited regard to economic cutoff grade or mineable width considerations, resulting in taking maximum vein widths. This maximum width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. PAH believes that Pilón can be more selective in mining across the veins to extract the ore above cutoff grade, without taking as much of the sub-ore grade mineralization. Reducing the amount of the lower

grade material taken during mining will potentially reduce mining costs, haulage costs, and processing costs, and allow for a more efficient and economic operation. In PAH review Pilón's block No.1 from proven reserves was discounted due to lower average grade than the COG estimated for silver only.

**TABLE 17-3**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Unit**
**Mineral Reserves (With Dilution and Mine Recovery) as of January 1, 2005 - Adjusted PAH Estimate**

| Reserve Classification | Vein | Width - m (Diluted 15%) | Tonnes (Mine Dil. 15%, Rec. 95%) | Silver g/t (No Credits) | Contained Silver (Ounces) Without Credits | Silver g/t With Au/Pb Credit | Contained Silver (Ounces) Including Au/Pb Credits |
|---|---|---|---|---|---|---|---|
| Proven | Zuloaga | 2.99 | 241,826 | 237 | 1,842,648 | 268 | 2,082,192 |
| | Zuloaga | Stockpile | 8,000 | 266 | 68,417 | 301 | 77,311 |
| | NS | 3.16 | 46,785 | 244 | 367,020 | 276 | 414,732 |
| Total Proven | | | 296,611 | 239 | | 270 | 2,574,235 |
| | | | | | | | |
| Probable | Zuloaga | 3.14 | 379,343 | 243 | 2,963,669 | 275 | 3,348,946 |
| | | | | | | | |
| Total Proven + Probable | | 3.08 | 675,955 | 241 | 5,241,753 | 273 | 5,923,181 |

COG - Silver only 225 g/t Ag
Includes Mine Dilution (15%) and Mine Recovery (95%).
Block No.1 was discounted due to lower silver than the COG.
Credits for Au/Pb content added as 13 percent

### 17.3.1 Conclusion

PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

## 17.4 *Resource Estimation*

The Resource calculations by Pilón are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

Pilón's estimated mineral resources are considered conservative, since only adjacent blocks are projected from the reserve blocks. Mineralization in the Zuloaga vein has shown an estimated 70/30 percent ore to waste ratio within the mineralized structure; therefore, based on mining records the resource projections above and below the reserve blocks may be extended to the length of the known structure.

In addition to the Reserves, Pilón has estimated Resources in blocks along the Zuloaga vein, La Blanca vein, the Plomosa - Rosario vein, the Rosario - Condesa vein, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2004, Pilón generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 13 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

The mineralized veins within the deeper parts of the mine, as well as in some other localized areas, contain variable amounts of base metals, particularly zinc, which is locally present in sufficient quantities to potentially be considered as an additional metal product for revenue generation. The Zuloaga Vein contains resource areas that are locally as high as 5 percent zinc. The La Blanca Vein also contains higher zinc values. Zinc grade distribution is not well defined as sample analysis for zinc has historically been limited, but is being conducted routinely for the exploration drilling in more recent sampling.

Metallurgical studies have been performed by experts at the University Autónoma in San Luis Potosí, México, and a vertical flotation cell has been installed on site for producing a lead/silver concentrate. The long-term plans are to make both a lead/silver and a zinc concentrate that would be shipped to the Peñoles smelter in Torreón, México. However, the final flow sheet design has not been completed, and to-date, only testwork has been developed in a column flotation cell that has been installed within the plant area, producing minor amounts of lead/silver concentrates, but no commercial production of zinc concentrates has occurred, although it appears that zinc and lead (minor) concentrate production could potentially be feasible.

PAH has reviewed the preliminary technical and economic information for the potential processing of the zinc and has found that although the potential processing of zinc is encouraging and should be pursued, the current degree of evaluation is not sufficiently high to add the zinc contribution to the resource grade.

In PAH's opinion, when the zinc content is recovered and sold by the operation, then the zinc value converted to equivalent silver may also be applied to the resource blocks grades. In current Resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in value or silver equivalent.

Pilón's estimate of measured and indicated resource blocks is shown in Table 17-4. The measured and indicated silver resource consists of 6,274,000 tonnes averaging 206 grams per tonne silver, for a total content of 41,623,000 ounces of silver. The resources grade has been discounted by Pilón for a metallurgical recovery of 85 percent, and added a 13.5 percent contribution for gold and lead content.

TABLE 17-4
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martín Unit
Measured and Indicated Mineral Resources Estimates by Pilón
As of January 1, 2005

| Blocks | Location | Tonnes | Grade Ag. Eq. (Ag+ Au+ Pb=13.5%) | |
|---|---|---|---|---|
| | | | Ag-eq g/t. | Silver eq. Ounces |
| 1 | R - 7500 | 110,970 | 274 | 977,568 |
| 2 | R - 7000 | 397,561 | 273 | 3,489,454 |
| 3 | Pinalillo-R1500 | 114,229 | 269 | 987,915 |
| 4 | Pinalillo-Pinolea | | | |
| 5 | Pinolea - R-690 | 445,794 | 222 | 3,181,839 |
| 6 | R-6405 - 6180 | 301,398 | 296 | 2,868,290 |
| 7 | disem. Alto Zul. | 972,000 | 104 | 3,250,054 |
| 8 | R-5583 SCA | 268,117 | 265 | 2,284,343 |
| 9 | Ballenas Inf. | 88,413 | 147 | 417,854 |
| 10 | Vta Alto de Zul. | 52,920 | 306 | 520,634 |
| 11 | R-1100 SJO | 373,811 | 301 | 3,617,509 |
| 12 | Niv SJN S-6,000 | 145,598 | 102 | 477,471 |
| 13 | Sta. Elena | 72,985 | 259 | 607,749 |
| 14 | Niv SJN Sup 40W | 115,909 | 259 | 965,179 |
| TOTAL ZULOAGA | | 3,459,705 | 213 | 23,645,858 |
| 15 | La Blanca | 86,876 | 259 | 723,420 |
| 16 | Plomosa-Cond. | 161,969 | 85 | 442,631 |
| 17 | Rosario-Cond. | | | |
| TOTAL Zul-blca-Ros-Cond | | 248,845 | 146 | 1,166,051 |
| | | | | |
| Total Measured | | 3,708,550 | 208 | 24,811,910 |

| Blocks | Location | Tonnes | Grade Ag. Eq. (Ag+ Au+ Pb=13.5%) | |
|---|---|---|---|---|
| | | | Ag g/t. | Silver Ounces |
| 1 | R - 7500 | 371,700 | 122 | 1,457,953 |
| 2 | R - 7000 | 416,842 | 373 | 4,998,864 |
| 3 | Pinalillo-R1500 | 121,856 | 206 | 807,059 |
| 4 | Pinalillo-Pinolea | 489,563 | 116 | 1,825,818 |
| 5 | Pinolea - R-690 | | | |
| 6 | R-6405 - 6180 | 76,838 | 287 | 709,004 |
| 7 | disem. Alto Zul. | | | |
| 8 | R-5583 SCA | 142,727 | 236 | 1,082,952 |
| 9 | Ballenas Inf. | 338,094 | 217 | 2,358,784 |
| 10 | Vta Alto de Zul. | 80,640 | 194 | 502,971 |
| 11 | R-1100 SJO | | | |
| 12 | Niv SJN S-6,000 | 63,806 | 102 | 209,244 |
| 13 | Sta. Elena | | | |
| 14 | Niv SJN Sup 40W | | | |
| TOTAL ZULOAGA | | 2,102,066 | 206 | 13,952,649 |
| 15 | La Blanca | | | |
| 16 | Plomosa-Cond. | | | |
| 17 | Rosario-Cond. | 463,114 | 192 | 2,858,776 |
| TOTAL Zul-blca-Ros-Cond | | 463,114 | 192 | 2,858,776 |
| | | | | |
| Total Indicated | | 2,565,180 | 204 | 16,811,426 |
| | | | | |
| Measured + Indicated | | 6,273,730 | 206 | 41,623,336 |

Pilón's estimated resource blocks do not include the estimated reserve blocks, since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

Figure 17-2 shows a longitudinal section with the resource blocks indicated along the Zuloaga vein.

Pilón's mineral resources do not include development details for underground mine accessibility and mine planning, therefore, in PAH opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an "in-situ" basis.

Based on these assumptions, and in the mine's silver COG, PAH reviewed the Pilón estimates and discounted the measured resource blocks 7, 9, 12 and 16, and the indicated resource blocks 1, 4 and 12 that present lower silver grade than the COG. The resulting resources were credited with the 13 percent historical contribution for gold/lead to the silver grade, resulting in a silver equivalent contained ounces of 42.5 million, which at the current San Martín rate of production, may add over 17 years of life to the mine. These resources were not adjusted for mine dilution, mine or metallurgical recovery, or S&R charges.

The mineral resources estimated by Pilón and reviewed by PAH are presented in Table 17-5. PAH notes that these resources are in addition to the previously reported reserve.

Pilón has estimated additional silver resources at a distance beyond the proven and probable reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other reserve or resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and based on very widely-spaced drill holes, surface sampling or old surface workings. Exploration and development of these inferred resources is presented in the corresponding section of this report. No inferred resources are presented by Pilón for this study.

In PAH opinion the discounted measured and indicated resource blocks from Pilón's estimates represents an exploration target zone that may prove to contain higher-grade areas. These resources may be considered as part of the inferred resources, including blocks Nos. 7, 9, 12, 16 (of the measured resources), and 1, 4, 12 (of the indicated resources), for a total of 1.4 million tonnes at 104 g/t (3.35 ounces) Ag equivalent, containing 4.6 million ounces of silver equivalent.

The inferred resources need considerable grade and tonnage information before they can be "proved up" to "mineable reserves." In addition, historically about 70 percent of the vein has been mined due to the normal low grade, narrow zones or waste areas contained within the vein. To date, the Zuloaga Vein has demonstrated a continuity along 3.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps.

TABLE 17-5
First Silver Reserve Inc.
MINERA EL PILON, S.A. DE C.V.
San Martin Unit
Measured and Indicated Mineral Resources Estimates by Pilón - Reviewed by PAH.
As of January 1, 2005 (No Mine Dilution or Mine Recovery Considerations)

| Blocks | Location | Tonnes | Grade Ag (Only) | | Grade Ag Equivalent (Ag+Au+Pb)=1.13% | |
|---|---|---|---|---|---|---|
| | | | Ag g/t. | Silver Ounces | Ag eq.g/t | Silver Eq. Ounces |
| 1 | R - 7500 | 110,970 | 284 | 1,013,246 | 321 | 1,144,968 |
| 2 | R - 7000 | 397,561 | 283 | 3,617,272 | 320 | 4,087,518 |
| 3 | Pinalillo-R1500 | 114,229 | 279 | 1,024,641 | 315 | 1,157,844 |
| 5 | Pinolea - R-690 | 445,794 | 230 | 3,296,500 | 260 | 3,725,045 |
| 6 | R-6405 - 6180 | 301,398 | 308 | 2,984,572 | 348 | 3,372,567 |
| 8 | R-5583 SCA | 268,117 | 275 | 2,370,544 | 311 | 2,678,715 |
| 10 | Vta Alto de Zul. | 52,920 | 317 | 539,349 | 358 | 609,465 |
| 11 | R-1100 SJO | 373,811 | 312 | 3,749,710 | 353 | 4,237,172 |
| 13 | Sta. Elena | 72,985 | 268 | 628,868 | 303 | 710,621 |
| 14 | Niv SJN Sup 40W | 115,909 | 269 | 1,002,445 | 304 | 1,132,763 |
| TOTAL ZULOAGA | | 2,253,694 | 279 | 20,227,147 | 315 | 22,856,677 |
| 15 | La Blanca | 86,876 | 212 | 592,143 | 240 | 669,122 |
| 17 | Rosario-Cond. | 463,173 | 199 | 2,963,380 | 225 | 3,348,619 |
| TOTAL Zul-blca-Ros-Cond | | 550,049 | 201 | 3,555,523 | 227 | 4,017,741 |
| | | | | | | |
| Total Measured | | 2,803,743 | 264 | 23,782,671 | 298 | 26,874,418 |

| Blocks | Location | Tonnes | Grade Ag (Only) | | Grade Ag Equivalent (Ag+Au+Pb)=1.13% | |
|---|---|---|---|---|---|---|
| | | | Ag g/t. | Silver Ounces | Ag eq.g/t | Silver Eq. Ounces |
| 2 | R - 7000 | 416,842 | 386 | 5,173,087 | 436 | 5,845,588 |
| 3 | Pinalillo-R1500 | 121,856 | 214 | 838,401 | 242 | 947,393 |
| 5 | Pinolea - R-690 | | | | 0 | 0 |
| 6 | R-6405 - 6180 | 76,838 | 298 | 736,179 | 337 | 831,882 |
| 7 | disem. Alto Zul. | | | | 0 | 0 |
| 8 | R-5583 SCA | 142,727 | 245 | 1,124,251 | 277 | 1,270,404 |
| 9 | Ballenas Inf. | 338,094 | 225 | 2,445,744 | 254 | 2,763,691 |
| 10 | Vta Alto de Zul. | 80,640 | 201 | 521,120 | 227 | 588,865 |
| 11 | R-1100 SJO | | | | 0 | 0 |
| 13 | Sta. Elena | | | | 0 | 0 |
| 14 | Niv SJN Sup 40W | | | | 0 | 0 |
| TOTAL ZULOAGA | | 1,176,997 | 286 | 10,838,781 | 324 | 12,247,823 |
| 15 | La Blanca | | | | 0 | 0 |
| 16 | Plomosa-Cond. | | | | 0 | 0 |
| 17 | Rosario-Cond. | 463,114 | 199 | 2,963,002 | 225 | 3,348,193 |
| TOTAL Zul-blca-Ros-Cond | | 463,114 | 199 | 2,963,002 | 225 | 3,348,193 |
| | | | | | | |
| Total Indicated | | 1,640,111 | 262 | 13,801,784 | 296 | 15,596,016 |
| | | | | | | |
| Measured + Indicated | | 4,443,854 | 263 | 37,584,455 | 297 | 42,470,434 |

Note.- Pilón Blocks:Measured-7,9,12,16 and Indicated-1,4,12 were discounted due to grade lower than COG.


Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
9161.01
Drawing Provided by/Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
FIGURE 17-2
SAN MARTIN MINE
MEASURED & INDICATED RESOURCES
Date of Issue
June/2005
Drawing Name
Fig17-2.dwg

## 17.5 *Conclusion*

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by Pilón for the San Martín Unit were reviewed by PAH and constitute part of an operation by Minera El Pilón. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 18.0 OTHER RELEVANT DATA AND INFORMATION

The San Martín mine is an operation focused on extracting ore from the Zuloaga vein; its workings have reached nearly 3,000 meters along strike, at different levels of approximately 400 meters in vertical development. Sup-parallel and crossing veins to the Zuloaga have been discovered along the main structure, such as the La Blanca vein, and the parallel vein at the Crucero 6409 in the San Carlos level, as well as the crossing NS veins at Crucero 6231 and at the Sección 6195.

While the extracted ore is mainly oxidized material, at the San Carlos level an increasing presence of sulphides may indicate the transition zone between oxides and sulphides; however, the mineralization occurs in strong concentrations, with more zinc, lead, copper and possibly gold associated in the primary mineralization zone. Another interesting target for exploration within the mine area is known as "Plutonic Breccia", which may represent a Porphyry Rhyolite Stock, and this could be related to the mineralizing channels.

Numerous other veins, subparallel to the Zuloaga vein and in a crossing pattern appear to indicate an important geologic potential to be investigated within the San Martín District, and within Pilón holdings.

The San Martín Unit is managed by a professional staff that Pilón has contracted and trained in the operation throughout the many years of work in this District. The San Martín Unit appears as a stable, progressive mining and metallurgical operation.

San Martín future is founded on the timely and proper manner of reserve development to sustain the operation. As of January 2005, San Martín mineral reserves amounted to less than three years of continued operation; however, if the current measured and indicated resources were developed into reserves, the operation may be projected to about 20 years more.

## 19.0 INTERPRETATION AND CONCLUSIONS

In 1981, Mr. Héctor Dávila Santos founded the Mexican corporation Minera El Pilón, S.A. de C.V. and purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, by reverse takeover acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín Unit.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access by the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2004, over 3.4 million tones of silver ore have been extracted and processed, to produced sales of approximately 28.1 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined out from the Zuloaga vein, with only minor production extracted from the Blanca vein, which branches out from the hanging wall of the main structure.

The processing plant consists of a crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crow method, by adding zinc dust and smelting the precipitates into doré bars for shipment to the smelter. A gravity separation circuit, consisting of two Falcon concentrators and one vibrating Wilffley table, have been added to the processing system to recuperate coarse grains and some sulphides that are not recuperated in the cyanidation circuit.

Other installations include laboratory facilities, offices, cafeteria and some housing for key employees.

In addition to the mineral rights covered by 31 mining concessions that include 7,841 hectares (19,374 acres), Pilón has purchased the surface rights for 1,300 hectares (3,212 acres) of land that include the mine installations, part of the access roads, and surrounding areas. Additionally, Pilón has acquired the surface rights of 107 hectares (264 acres) of land where the plant installations and camp are located.

Pilón corporate offices are located in the capital city of Guadalajara, State of Jalisco, where purchasing, legal and accounting administrative functions give support to the mining operation.

Mine and plant statistics indicate that the 2004 Run-of-Mine (ROM) Ore averaged 277 g/t silver and 0.54 g/t gold. The total 2004 silver and gold recovery from doré and gravity concentrates were 89.40 and 92.11%, respectively. The statistics for the first four months of 2005 were 247.8 g/t silver at a year-to-date (YTD) recovery of 84.65% and 0.48 g/t gold at a YTD recovery of 86.94%.

Pilón's estimated reserves for January 1, 2005 as reviewed by PAH resulted in:

Proven and Probable Reserves:

| Tonnes | Ag eq. (*) | Contained Ounces. |
|---|---|---|
| 676,000 | 273 g/t | 5.9 million |

(*).- Ag eq. Includes 13 percent added value for Gold/Lead credits.

These estimated reserves indicate about 2.5 years of operation from January 2005.

At the San Martín mine, the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins occur within the San Martín area that appear to represent similar structural and mineral characteristics as those of the Zuloaga vein.

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be very promising. Pilón has been developing an aggressive exploration program based on economics, direct exploration development and diamond drilling by in-house operators and with contractors for deep drilling.

Direct exploration development is integrated into the mine preparation programs and in vein deposits this has proven to be the most effective method of exploration. For the year 2,005, Pilón's program of underground development includes about 780 meters for exploration and drill site access preparation. Pilón has scheduled an aggressive drilling program for both, underground and surface drilling. It includes 69 drill holes with a total programmed depth of 8,405 meters at an estimated cost of $0.89 M.

The drilling program has identified 8 target zones along the Zuloaga vein in the San Martín mine. These 69 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in 1.8 million tones of additional reserves for the mine, according to Pilón's Geology Department estimates.

Current estimated Resources for the San Martín mine include Measured and Indicated Resources calculated by Pilón and reviewed by PAH, as follows:

"In-Situ" Measure and Indicated Resources as of January 2005.

| Tonnes | Ag eq.(*) | Contained Ounces |
|---|---|---|
| 4,444,000 | 297 | 42.5 million |

(*) .- It includes 13 % of added value for Au/PB credits.

Resources "in-situ" with no mine dilution or recovery considerations.

These resources, estimated along the Zuloaga vein, if proven to reserve certainty may add many more years to the mine life.

The reserves and resources herein reported by Pilón for the San Martín Unit and reviewed by PAH constitute part of a mineral deposit that is currently under operation by Minera El Pilón, without technical, legal, environmental, political or of any other kind of restrictions, therefore, in PAH opinion these reserves and resources may not be materially affected by relevant issues that may prevent their extraction and processing.

PAH is not aware of any environmental liabilities in the San Martín mining district; most of the area covered by Pilón concessions is mining and prospective land for mineral exploration and mine development, of rough topography, and only the Pilón workings of limited extent, and relatively small waste dumps have been developed throughout the District's operations with minor disturbances. Most of the mine operations are located within land holdings owned by Pilón. The San Martín underground operation has been developed along the Zuloaga vein, which strike intersects the western slope into the Sierra Madre Occidental extracting selected ores, and only relatively small waste dumps have been formed during the long history of production. Currently Pilón operates in part with Cut-and-Fill mining methods to avoid accumulation of large waste dumps in surface.

Pilón holds two regular annual contracts with the Smelter and Refinery of MET-MEX Peñoles located in the city of Torreón, Coahuila State, México. Peñoles is the largest silver refinery in México and the World, with a capacity of approximately 60 million ounces of silver per year. The contracts between Pilón and Peñoles for sales of doré and concentrates are typical for this kind of minerals.

During 2004 Pilón shipped to Peñoles doré and gravimetric concentrates containing a total of 2.1 million ounces of silver, 4,427 ounces of gold and 38,566 kilograms of lead.

Pilón ships doré bars by airplane to Guadalajara City where they are delivered to a purchasing representative for re-shipment to Peñoles. Pilón gravity concentrates sold to Peñoles during 2004, typically contain 6 percent lead, 10 percent iron, 55 percent insolubles, 1 percent zinc, 10 percent sulfur, 13.4 kg/t silver and 47 g/t of gold. Gravity concentrates are shipped by truck from the mine to Torreón, Coahuila, to MET-MEX Peñoles Smelter and Refinery.

Production costs for the San Martín Unit in 2004 totaled $10.8 million to produce roughly 266,600 tonnes of ore, containing saleable silver amounting to approximately 2,400,300 ounces, without recovery considerations. On a unit basis, cash production costs were $40.50/tonne of ore, and $4.50/oz of silver produced.

As expected the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all

cases, however, the San Martin Unit shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

## 20.0 RECOMMENDATIONS

The San Martín Unit has been in operation since 1983, with a long history of mineral reserves development, until about the year 2000, when the precious metals prices forced reduction of the exploration budget; however, in recent years Pilón has augmented personal and budget to escalate the exploration programs.

PAH highly recommends a continued support for the exploration activities in San Martín to develop resources into reserves and extend the mine life. Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Underground access to the areas of exploration must be a primary objective to investigate identified resource targets.

Pilón has authorized a substantial exploration budget for this year, which should result in a significant increment of reserves. This program includes approximately 800 meters of underground exploration development for drifting, crosscutting and drill sites preparation, in addition to 69 drill holes with a total programmed depth of over 8,400 meters. Budget for this program is approximately $880,000, although part of the expenditures are usually included with the operating costs. The capital expenditures in budget for 2005 include $210,000 for direct investments in the diamond drilling program.

The San Martín mine includes now a long underground development of about 3,000 meters in some of the levels, for over 20 km in workings along the main operating levels. Maintenance of the access roads for transportation of the ores from different stopes makes this task complicated and expensive; however, Pilón has recently acquired additional special equipment to accomplish this task, including a small bulldozer and an underground grader. To maintain clean underground roads will help in equipment maintenance. Additional mine equipment and capital investments programmed by San Martín for the mine include a total of $344,000.

The opening of the Rosario - Condesa adit into the Zuloaga vein by the Ballenas level would greatly improve ventilation throughout the mine for better operating conditions. This work is scheduled to be completed within the next two months. The remaining work includes cleaning approximately 150 meters of caved in zone along the adit. The cost for this work is being included within the operating costs, no separate budget has been allocated for this development.

The addition of the flotation circuit to the processing plant will aid recovery of sulphides and other minerals, such as zinc and copper, which the cyanidation process does not currently recuperate. A capital expenditure for this concept in 2005 includes $52,000 for acquisition of complementary minor equipment.

In PAH opinion Pilón's programmed capital expenditures for the year 2005, for a total of $606,000 are scheduled to improve the operation and through a successful exploration program, increase the mine's reserves and therefore the mine life.

## 21.0 REFERENCES

1. Albinson-F., T., 2002, Estudio de microtermometría y análisis de arcillas de muestras del barreno Z-211, Distrito San Martín de Bolaños, Jalisco, México. Unpublished, private report to Minera El Pilón, 10p.

2. Ibarra Amaya Armando, Ing. 2,002, Operations costs memorando to Minera El Pilón dated December 5, 2002.

3. Garcia Jiménez & Associados, June 2005, Legal opinion on Pilón mining concessions.

4. Lyons, J.I., 1988, Geology and Ore Deposits of the Bolaños Silver District, Jalisco, México: Economic Geology, v.83, p. 1560-1582.

5. Lyons, J.I., 2000, San Martín de Bolaños, Minera El Pilón, S.A. de C.V.. Unpublished Exploration Report to Minera Pilón, dated April 25, 2000.

6. Motilla, Luis, 1998, unpublished company report.

7. Megaw, Peter K.M., May 2003, Technical Report for the Minera El Pilón S.A. de C.V. Properties San Martín de Bolaños District, San Martín de Bolaños, Jalisco, México. For Minera El Pilón, S.A. de C.V. and First Silver Reserve Inc.

8. Pincock, Allen & Holt, Inc. (King, W.D., Milne, S., Stinnett, L.A. and Walter, K.) 1996, Minera El Pilón, San Martín Unit Valuation: Project 9161.00: Qualifying report for First Silver Reserve Inc.,, December 13, 1996.

9. Scheubel, F. R., Clark, K.F., and Porter, E.W., 1988, geology, Tectonic Environment and Structural Controls in the San Martín de Bolaños District, jalisco, MééEConomic Geology, v.83, p. 1703-1720.

10. Pincock, Allen & Holt, Inc. (King, W.D., Milne, S., Stinnett, L.A.), 2001, Minera El Pilón, San Martín Unit Reserve Audit and Project Update: Project 9206.02: Technical Report for First Silver Reserve Inc., April 19, 2001.

11. Gabriel Hernández, Ing. Armando, Metalurgista de Investigación, 25 Noviembre, 2004, Determinación de la Densidad de Sólidos. 8 muestras de mineral de la mina Zuloaga, San Martín de Bolaños, unpublished report on behalf of Minera El Pilón, S. A. De C. V.

12. INEGI (Instituto Nacional de Estadística, Geografía e Informática), XII Censo General de Población y Vivienda 2,000. Estadísticas generales de población y climatología..

13. Minera El Pilón, S.A. de C.V., May 2005, data supplied to PAH for this report preparation, including operating records, estimates, and projections, maps, etc.

14. This *Technical Report* was based on Mr. Stevens, Mr. López, Mr. Milne, Mr. Stinnett, and Mr. Hyyppa opinions of the current conditions at the mine, on incorporation of the last operating and exploration results developed by technical representatives and contractors for Minera El Pilón, upon review and verification of the database and of the geologic interpretations to determine mineral reserves and resources; and on great part of the analysis for the San Martín Unit operation as presented on PAH's previous reports, data base and various site visits.

# 22.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

## 22.1 *Introduction*

The San Martín de Bolaños mine (San Martín Unit, San Martín mine, Zuloaga mine or Pilón mine) has been in operation since 1983 by the Mexican corporation Minera El Pilón, S.A. de C.V., a wholly-owned subsidiary of First Silver Reserve Inc. since its acquisition in 1997. The San Martín Unit has produced an aggregate amount of 28.1 million ounces of silver including gold and lead as sub-products to December 2,004. It currently operates a conventional cyanidation plant at a rated capacity of 750 tonnes per day with agitation in tanks, precipitation by the Merrill-Crow method and one gravimetric concentration circuit added with two Falcon concentrators. Its production is shipped as doré and some gravimetric concentrates to the Smelter and Refinery of Met-Mex Peñoles in Torreón, México.

## 22.2 *Mining Review*

This section describes the mine design, recent production, mine equipment, anticipated mine capital expenditures, and current and expected mine operating costs.

### 22.2.1 Mine Design and Production

Pilón currently has the only producing mine in the district, which is developed by a series of trackless levels from the surface. Levels of the Zuloaga Vein, from the lowest to the highest, are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa Maria, San Jose, Santa Elena and La Escondida. The San Carlos level is currently under development. The levels above are spaced approximately 35 meters apart vertically.

All underground development is normally performed by El Pilón employees and a mining contractor. Since the fall of 2004, when a dispute with the contractors arose, all development and mining work has been performed by El Pilón employees. The problem has now been resolved, and the contractor's employees are returning to work. The return has been slow, since many contractor employees left the area and found other work. This hampered production during the period when the contractor was away, but production is now returning to normal.

Current mine production has been averaging about 810 tonnes per day (tpd) from stopes located on La Escondida, San Jose, Ballenas, Congrejos, San Pablo, San Juan, and Sta. Elena levels. Underground drilling is performed using jackleg drills and trackless single-boom jumbos. Blasting is accomplished with ANFO explosives. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. Underground loading and haulage is performed with 2 cy and 3 cy LHD's (scooptrams) and 10 tonne-capacity trucks. Opening sizes are typically about 3.5 meters by

3.5 meters. Ramp inclinations are generally limited to about 12 percent. The average productivity in headings is 0.7 meters per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production which is developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

On the surface, the ore is loaded from stockpiles into 22-tonne trucks for transport to the mill some 15 kilometers away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

Ventilation to the working areas is provided by a 75,000 cubic-feet-per-minute capacity (cfm) extraction fan located on one of the upper levels. Another 50,000 cfm fan is available, if needed.

Smaller axial fans are available for local ventilation. Within the mine the ventilation is controlled with brattice doors. An access, haulage and ventilation adit was rehabilitated and driven between the Rosario-Condesa area and the El Banco exploration target area of the Zuloaga Vein on the main Ballenas level. Unfortunately, the adit crossed several very weak areas and has subsequently caved in several places. Efforts are currently underway to clear the blockages in the adit. This work is scheduled to be completed within the next two months. When opened, the adit will allow the second access to the mine for safety, provide a much needed ventilation circuit, and reduce mine haulage by some 1,200 meters. A new 200 HP, 150,000 cfm primary fan has been purchased for installation in the adit, once the adit is opened.

The mine operates three shifts per day, 6.3 days per week, 329 days per year. The current total company hourly mine employment is 96, not including supervision (11), engineering (10), geology (23), which add another 46. Company maintenance personnel associated with the mine total about 35. An additional 53 hourly and salaried personal are currently employed by a contractor for development, mining and maintenance. This brings the current total personnel working directly in the mining function to about 230. At this mine staffing level, the average productivity for an 810-tpd-production rate would be approximately 4 tonnes per manshift, which would be typical for mechanized cut and fill, using dry backfill.

The budget for the first half of 2005 is 147,420 tonnes at a grade of 300 grams Ag/t (9.65 oz Ag/t). Based on the gold produced to date, the gold grades in the mill feed typically average 0.4 to 0.5 g/t (0.015 oz/t).

As a check of the gold head assays at Pilón, PAH recalculated the gold contribution for the cutoff grade based on the total gold and silver produced in doré during 2004. This provides an independent check that the empirically assigned gold grade is both justified and representative. PAH's methodology for completion of this independent check was as follows:

Based on the kilos of silver and gold contained in doré and concentrates during 2004, the gold:silver ratio would be 0.00215 (4,427/2,059,787).

Gold recovered grade = 0.498 g Au/t (132,741 g Au sold/266,592 t)

At an 95.6 percent mill recovery for gold, the indicated feed grade to the mill would have been around 0.54 g/t.

The assayed silver head grade was 277 g/t, which checks with the process recoveries and kilos of silver produced.

### 22.2.2 Mine Equipment

The mine equipment includes several brands of used equipment that have been rehabilitated by the mine mechanics. All of it appears to be in fair operating condition and is being maintained in good mechanical condition.

All mechanical repairs are performed in a surface shop outside of the Ballenas level portal. There are no underground shops, and there is not a preventive maintenance program in effect. Underground roads are in poor condition (rough, with ponded water and muck spillage) which impacts adversely on the mobile equipment traveling the roads. Although there are no records on the equipment availability or utilization, the availability is reported to be in the 60 to 70 percent range. The mine has acquired a small dozer (D-4) and a small underground road grader, for maintaining the roads, but the roads still need better attention.

Equipment operator training, a good preventive maintenance program, and some small underground shops (with concrete floors and lighting) near the active working areas would undoubtedly justify, through decreased equipment repair costs, the expenditures required. The mine continues to add to and upgrade its equipment fleet as required.

Table 22-1 lists the mine major equipment types, make, and capacity.

### 22.2.3 Mine Costs

#### *Capital Costs*

Typically, the mine expenses most development, exploration and used equipment purchases; however, the items presented in Table 22-2 were listed as anticipated capital expenditures for the mine in 2005. These anticipated expenditures are consistent with the mine's plans to continue increasing ore reserves and improve the overall efficiency of the present operation. Most of these mine capital expenditures estimated for 2005 are associated with the mine equipment and

**TABLE 22-1**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Unit**
**Major Mine Equipment List - 2005.**

| Quantity | Description | Capacity |
|---|---|---|
| 3 | Wagner ST-2B | 2 cy LHD's |
| 1 | Jarvis Clark JS220 | 2 cy LHD |
| 4 | Elmac S-250 | 2.5 cy LHD's |
| 6 | Wagner ST-3.5B | 3.5 cy LHD |
| 2 | Wagner ST-5B | 5 cy LHD |
| 1 | Jarvis Clark JS-220 | 2 cy LHD |
| 2 | Schopf L-6A | 3.5 cy LHD |
| 4 | Elmac D10-4B | 10 Ton Truck |
| 2 | Young 472-T12 | 12 Ton Truck |
| 3 | DUX DT-12 | 12 Ton Truck |
| 2 | Jarvis Clark JDT-413 | 12 Ton Truck |
| 1 | Young T-17 | 14 Ton Truck |
| 3 | Jarvis Clark JDT-415 | 15 Ton Truck |
| 1 | Schopf T-193 | 18 Ton Truck |
| 1 | Eimco-Secoma | Hydraulic Single Boom Jumbo |
| 7 | Alimak 141 | Hydraulic Single Boom Jumbo |
| 22 | Gardner Denver S83F | Jackleg Drills |
| 1 | Thunder | Jackleg/Stoper Drills |
| 1 | Diamec 232 | Diamond Drill |
| 1 | Diamec 250 | Diamond Drill |
| 3 | Longyear 34 to 65 | Diamond Drill |
| 1 | Onram 1000 | Diamond Drill |
| 5 | New Holland NH 5610 | Boss Buggy Tractor |
| 1 | Case 621 B | 3.5 cy Front-End Loader |
| 1 | Bobcat 731 | 1 cy Front-End Loader |
| 1 | Fortress SG 10 | Motor Grader |
| 1 | Dodge 1992 | 12.5-Tonne Personnel Carrier |
| 1 | Komatsu D37E-5 | Dozer |
| 1 | Gardner Denver | 300 cfm Compressor |
| 1 | IR EP 100 | 450 cfm Compressor |
| 1 | Atlas Copco XA 350 | 750 cfm Compressor |
| 1 | IR XLE | 1100 cfm Compressor |
| 1 | IR XLE | 1500 cfm Compressor |
| 2 | Sullair 25-350-H | 1600 cfm Compressor |
| 6 | Atlas Copco VT6 | 335 cfm Portable Compressor |
| 10 | Ford | F-150 to F-350 Pickup Trucks |
| 1 | Fan | 200 HP |
| 1 | Fan | 60 HP |
| 1 | Fans | 40 HP |
| 2 | Fan | 30 HP |
| 3 | Fan | 20 HP |
| 3 | Fan | 15 HP |
| 15 | Fan | 7.5 HP |
| 2 | Flight | 80 gpm Pumps |
| 3 | Wilden | 60 HP Diaphragm Air Pumps |

rehabilitation of the Rosario-Condesa Tunnel exploration/access/ventilation project. Beyond 2005, the on-going capital required for equipment retirement and replacement in the mine is estimated at approximately $150,000 per year.

The mine capital scheduled for 2006 includes $160,000 for scooptrams and trucks, and $190,000 for diamond drilling.

Table 22-2 shows 2005 capital expenditures for San Martín Unit.

**TABLE 22-2**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Unit**
**2005 Capital Expenditures**

| Item | Estimated Cost (US$) |
|---|---|
| Shotcreting | $50,000 |
| Mine | 54,000 |
| Plant | 52,000 |
| LHD's & Trucks | 240,000 |
| Drilling exploration in the mine | 210,000 |
| **TOTAL CAPITAL FOR 2005** | **$606,000** |

All capital cost estimates are presented in first quarter 2005 U.S. dollars, with no allowance for inflation, or peso devaluation.

These estimates are in line with previous years capital expenditures, and the history of the mine to rehabilitate equipment rather than acquire new purchases, plus a tendency to expense the majority of expenditures.

### *Operating Costs*

The mine operating cost (w/o depreciation or capitalized development and exploration) for 2004 was US$21.57 per tonne milled, based on 266,592 metric tonnes milled. An additional US$0.80 per tonne milled was spent on geology and engineering, bringing the total mine operating cost in 2004 to US$22.37 per tonne milled.

The total unit operating cost in 2004 was $39.94 per tonne milled. The cost breakdown by major cost center for 2004 is as follows in Table 22-3. This was based on departmental cost records.

**TABLE 22-3**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Unit**
**2004 Mine Operating Costs**

| Cost Center | Estimated Cost |
|---|---|
| Mine | $21.57 |
| Engineering | 0.25 |
| Geology | 0.55 |
| Subtotal Mine | $22.37 |
| Mill | 10.41 |
| G&A | 7.16 |
| Total | $39.94 |

The 2005 first half budget calls for milling 147,420 wet tonnes of mine production at approximately 5 percent moisture content), or approximately 141,524 dmt/d milled. This would result in a daily production rate of about 850 dmt/day.

A mine unit operating cost of $23.92 per tonne milled, and a total unit operating cost (mine+mill+G&A) of $41.84 per tonne milled, has been estimated by Pilón for the first half of 2005. The cost breakdown by major cost center is as follows in Table 22-4.

**TABLE 22-4**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Unit**
**2005 Mine Operating Costs**

| Cost Center | Estimated Cost |
|---|---|
| Mine | 23.33 |
| Engineering | 0.22 |
| Geology | 0.63 |
| Sub-Total Mine | 24.18 |
| Mill | 9.30 |
| G&A | 8.36 |
| **Total** | **41.84** |

The actual 2005 mine operating costs for the first four months of 2005 were $23.53 (including geology and engineering), which are in line with the estimates for the year. Operating costs have been negatively impacted by price increases in major consumables such steel, power, and repair parts.

The current payroll, and 2005 first-half budget shows that approximately 360 hourly, salaried and contractor personnel will be employed at the property.

As a check on Pilón's projected mine unit operating costs, PAH has estimated the mine operating costs, which are presented in Table 22-5. These are based on the expected labor quantities, wage costs and materials costs for a nominal 750 dmt/d milling rate (875 t/d mine production rate).

This exercise resulted in an estimated direct mine operating cost of $22.16/t, which checks within about four percent of the company's 2004 actual costs, and the projected costs for the first half of 2005. Unless the recommended improvements are implemented in the mine, the mine unit operating costs should remain around $22 to $23/t. Table 22-5 presents a US Mine Unit Operating Cost Summary - PAH Check Estimate.

The estimated operating costs are presented in 1st quarter 2005 U.S. dollars, with no allowance for inflation or peso devaluation.

In the past, there have been thoughts by the mine management to increase the production (milling) rate from the present rate of approximately 750 t/d to 1,000 t/d. As the present rate is near the mill capacity (800 t/d), additional modifications would be needed in the mill before an increase to 1,000 t/d could be achieved. To date, these modifications have not been implemented. The mine has ample stoping areas and equipment to increase production to this level should the ore reserves justify an increase, and the mill capacity is expanded.

As the condition of the mine improves, especially the roads and ventilation, the productivity will increase and the personnel and equipment will be able to operate more efficiently, thus allowing the mine management to lower operating costs.

## 22.3 *Ore Processing*

Ore is transported approximately 13 km to the processing plant located on the east side of the town of San Martin de Bolaños and the Bolaños River. Support facilities for the operations are also near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing.

Figure 22-1 shows the general layout of the plant site and the support facilities.

The plant operates on a 24 hour per day schedule for seven days per week at a nominal 750 tonne per day feed rate. The ore receiving, crushing and screening and ore storage facilities operate on a schedule of two each 10-hour per day shifts allowing 4 hours per day for scheduled maintenance.

The remaining plant facilities operate on three of each 8-hour shifts. Scheduled maintenance is conducted for 4 hours each Monday.

**TABLE 22-5**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Unit**
**US Mine Operating Cost Summary - PAH Check Estimate - 875 tpd.**

| No. Personnel | Cost Center | Labor | Supplies | Sub - Contract | Total |
|---|---|---|---|---|---|
| | **Direct:** | | | | |
| | **Production** | | | | |
| 24 | Drill/Blast | 0.63 | 1.6 | $0.00 | 1.79 |
| 12 | Loading | 0.44 | 1.46 | 0 | 1.46 |
| 10 | Interior Haulage | 0.29 | 2.41 | 0 | 2.16 |
| 5 | Surface Truck Haulage | 0 | 0 | 4 | 4 |
| **46** | **Subtotal Production** | **$1.36** | **$5.47** | **$4.00** | **$10.83** |
| | **Development/Stope Preparation** | | | | |
| 18 | Drifts/X-Cuts | 0 | 0.48 | 0.51 | 0.99 |
| 18 | Stope Preparation | 0 | 0.46 | 0.51 | 0.97 |
| 8 | Raises (Conv.) | 0 | 0.1 | 0.23 | 0.33 |
| 2 | Special Openings | 0 | 0.05 | 0.06 | 0.11 |
| 2 | Exploration Drilling | 0.06 | 0.83 | 0.06 | 0.95 |
| **48** | **Subtotal Develop/Stope Prep** | **$0.06** | **$1.92** | **$1.37** | **$3.35** |
| | **Support/Services** | | | | |
| 2 | Ground Repair | 0.06 | 0.1 | 0 | 0.16 |
| 2 | Road Maintenance | 0.05 | 0.1 | 0 | 0.15 |
| 2 | Compressed Air | 0.06 | 0.55 | 0 | 0.61 |
| 1 | Ventilation | 0.02 | 0.12 | 0 | 0.14 |
| 1 | Pumping/Drainage | 0.02 | 0.06 | 0 | 0.08 |
| 2 | Pipemen | 0.06 | 0.06 | 0 | 0.12 |
| 0 | Power (electric) | 0 | 0.58 | 0 | 0.58 |
| 2 | Fuel (diesel) | 0.06 | 0.3 | 0 | 0.36 |
| 30 | Mechanical Maint. | 0.54 | 2.45 | 0 | 2.99 |
| 2 | Electrical Maint. | 0.06 | 0.04 | 0 | 0.1 |
| 26 | Eng./Geol | 0.74 | 0.16 | 0 | 0.9 |
| 6 | Material Handling | 0.14 | 0.06 | 0 | 0.2 |
| 31 | General Labor | 0.46 | 0.1 | 0 | 0.56 |
| **107** | **Subtotal Support/Services** | **$2.27** | **$4.68** | **$0.00** | **$6.95** |
| **201** | **Subtotal Direct Costs** | **$3.69** | **$12.07** | **$5.37** | **$21.13** |
| **29** | **Subtotal Indirect** | **$0.86** | **$0.17** | **$0.00** | **$1.03** |
| **220** | **Total U.G. Mine** | **$4.55** | **$12.24** | **$5.37** | **$22.16** |

Mine and plant statistics indicate that the 2004 Run-of-Mine (ROM) Ore averaged 278.9 g/t silver and 0.54 g/t gold. The total 2004 silver and gold recovery from doré and gravity concentrates were 89.40 and 92.11%, respectively. The statistics for the first four months of 2005 were 247.8 g/t silver at a year-to-date (YTD) recovery of 84.65% and 0.48 g/t gold at a YTD recovery of 86.94%.


N
11000 N
10000 N
23000 E
24000 E
SAN MARTIN DE BOLAÑOS, JAL.
PRESA 2
JALES
MINERA EL PILON S.A. DE C.V.
UNIDAD SAN MARTIN
PLANO GENERAL DE SUPERFICIE
INST. MINERA EL PILON
Prepared by
PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
61.01
Drawing Provided by/Prepared for
FIRST SILVER RESERVE INC.
Project Name
San Martin Mine
Date of Issue
June/2005
Drawing Name
.dwg

FIGURE 22-1
SAN MARTIN PLANT - PLANT LAYOUT

### 22.3.1 Ore Receiving

Ore is delivered by a contract trucker in 22-tonne capacity end-dump trucks. The ore haul consists of two shifts per day on a six day per week schedule. Each truck is weighed on a scale upon entering the site. The ore is normally dumped directly onto the Coarse Ore Grizzly and into the 500-tonne bin. If the Coarse Ore Bin is full, the trucks dump into a stockpile near the bin. Run of Mine ore appears to normally be 100% passing 24-inch although boulders as large as 36 inch can be seen in the oversize pile near the bin. Oversize is broken with a hydraulic breaker and returned to the Coarse Ore Grizzly by a Front-End Loader. The grizzly consists of parallel lengths of mine rail mounted upside down and spaced approximately 10 inches apart.

The ore contains variable quantities of clay and clay-like minerals which can cause material handling problems in the crushing plant and screening plant and in later operations. Average feed analyses for 2004 indicate that the ore contained 279 g/t silver and 0.54 g/t gold. Major silver minerals are argentite, $Ag_2S$, and stromeyerite, $(Ag,Cu)_2S$. Both minerals are highly soluble in dilute NaCN solutions. Galena and sphalerite are also present and have been recovered by flotation of the cyanide tailings.

### 22.3.2 Crushing

Material is withdrawn from the Coarse Ore Bin with a 42-inch x 18-foot Apron Feeder and fed across a stationary grizzly with 4-inch spacing. Rock smaller than 4-inch drops directly to No.1 Conveyor while the plus 4-inch rock drops into a 30 x 40-inch Primary Jaw Crusher. Crushed ore joins the fines on No.1 Conveyor. A stationary magnet is located at the head pulley of No.1 Conveyor to remove tramp steel. No.1 Conveyor feeds ore over a 5 x 14-foot single-deck Vibrating Screen equipped with a 3/8-inch woven wire deck. Screen fines are finished product and report to No.4 Conveyor while the screen oversize drops into a 4-1/4-foot Symons Standard Secondary Crusher. The crusher discharges onto No.2 Conveyor. The No.2 Conveyor transfers the crushed ore to a second 5- x 14-foot single-deck screen also equipped with a 3/8-inch woven wire deck. Screen fines are also finished product and drop to No.4 Conveyor while screen oversize is transferred by No.3 Conveyor over a third 5 x 14-foot vibrating screen also equipped with a 3/8-inch woven wire deck. Screen fines drop to No.4 Conveyor and the oversize drops into the Tertiary Crusher, a 4-1/4-foot Symons Short-Head. This crusher discharges onto No.2 Conveyor and joins the discharge of the Secondary Crusher.

The crushed ore is 100 percent passing 13 mm and 80 percent passing 5.2 mm and is discharged from No.4 Conveyor into a 2,200 tonne Fine Ore Bin. The Bond Ball Mill Work Index is reported to be 16.5 kwh/tonne.

### 22.3.3 Grinding

The Fine Ore Bin is fitted with two reclaim chutes but only one is used. This chute is fitted with a pipe feeder with a manual adjustment for ore depth on the No.5 Conveyor, which feeds the 8-1/2-

foot x 12 foot Primary Ball Mill equipped with a 450 Hp motor. A belt scale and an automatic sampler are located on No.5 Conveyor. The belt scale is used to feed approximately 33 tonnes per hour of feed to the Primary Ball Mill. The automatic sampler is fitted with a 1-inch wide cutter set on a 10-minute cycle. A sample is discharged into a bucket for a shift sample. Each shift sample weighs approximately 20 kg and this is reduced to approximately 1 kg with the use of a "Jones"-type splitter. The Primary Mill operates in closed-circuit with one D20 hydrocyclone (Cyclone) (with one installed spare). Approximately 70 percent of the cyclone underflow reports directly back to the feed of the Primary Mill while approximately 30 percent is sent to a SB21 Falcon Gravity Separator. Falcon tails are pumped back to the cyclone feed box of the Primary mill while the Falcon Concentrate is placed into a stockpile near the mill.

The Primary Mill cyclone overflow is feed to the Secondary Ball Mill, a 9-foot x 9-foot Ball Mill with a 450 Hp motor. The Secondary Mill discharges pulp to the Secondary Cyclone Feed Sump. This sump and pump feeds one D20 Cyclone (with one installed spare) which discharges cyclone underflow back to the feed of the Secondary Mill. Approximately 50 percent of the cyclone underflow goes directly into the mill feed while the remaining 50 percent is sent to a SB38 Falcon Gravity Separator. Falcon tailings are pumped to a separate D20 cyclone. Cyclone underflow returns to the feed of the Secondary Ball Mill while cyclone overflow is pumped to the Pre-Leach Thickener. The gravity concentrate is placed into the stockpile near the grinding mills. The gravity concentrate from both Falcon Separators is periodically passed-over a table concentrator. Table tails are pumped to the Secondary Mill cyclone feed box. Cyclone overflow at 75 percent passing 200 mesh (74 microns) is pumped to the Pre-Leach Thickener. Table concentrates are air-dried and bagged and shipped to the Peñoles' smelter in Torreon for treatment. For 2004, approximately 2.88 percent of additional silver and 8.77 percent additional gold was recovered into the gravity concentrates. This brought the total silver and gold recovery to 89.40 and 92.11percent, respectively.

About 50 percent of the total Sodium Cyanide (NaCN) consumed is added to the feed of the Primary Ball and the remaining 50% is added in the Leach Tanks. The entire lime requirement for the plant is added to the feed or the Primary Ball Mill. The Primary Ball Mill is charged with 2 and 3-inch grinding balls while 1'1/2" balls are used in the Secondary Mill. Total cyanide and lime consumption for 2004 were 1.28 and 3.69 kg/t of ore respectively. Total ball consumption averaged 0.93 kg/t of ore for 2004.

### 22.3.4 Leaching

The Secondary Ball Mill cyclone overflow is pumped to a 50-foot diameter Pre-Leach Thickener. Approximately 40% of the precious metals are solubilized in the grinding and Pre-Leach thickener. The remainder must be solubilized in the Leach Sircuit. The Pre-Leach Thickener overflow is stored in 3 each 240 m$^3$ tanks as feed to the Merrill-Crowe Circuit. Thickener Underflow at approximately 50% solids is leached in a series of 8 each 26-foot diameter x 30-foot agitated tanks. This provides approximately 78-hours of leach time at the nominal 750-tonne per day feed rate. Sodium cyanide solution is added in Tank No.1 and Tank No. 5 to maintain a NaCN concentration of approximately

650 ppm in No.1 Tank and 500 ppm in No.5 Tank. The 2004 average cyanide consumption was 1.28 kg/t of ore.

The Leach Tanks are constructed and piped to allow the by-passing of any tank. Each tank is taken out of service twice each year for approximately one week for scheduled maintenance. Air for the plant is supplied by a 350-horsepower Sullair compressor. This compressor can deliver about 1,200 cubic-feet-per minute (cfm) of 50-60 pounds-per square inch (psig) air. This allows approximately 100 cfm per leach tank to assist in tank agitation and to supply air to oxidize the precious metals.The discharge from the No.8 Leach Tank flows by gravity to the feed of No.1 CCD Thickener.

The feed to each leach tank is sampled once each shift and placed in a bucket for a 24-hour composite sample.

Figure 22-2 shows the process plant flowsheet and lists the major process plant equipment.

### 22.3.5 Counter-Current-Decantation (CCD)

The CCD Circuit consists of four each 50-foot diameter thickeners. The No.1 Thickener overflow is referred to as Semi-Rich Solution and is pumped to a 450 $m^3$ tank. Semi-Rich Solution is used as dilution water in the Primary Ball Mill and is also recycled to the feed of the Pre-Leach Thickener, thus the tenor of the Rich Solution (Pre-Leach Thickener is increased. The CCD Thickener underflow pulp densities range form 50 - 56 percent solids. Soluble recovery in the CCD Circuit is approximately 97 percent. Approximately 3600 cubic meters per hour of Barren Solution and 400 cubic meters per hour of Fresh Water are added as Wash Water in the No.4 CCD Thickener. The Wash Ratio (tonnes of wash :tonnes of dry ore) appears to be approximately 5.33 at the nominal 750-tonne per day feed rate. The underflow from No.4 CCD Thickener is pumped to one of two Tailings dams located near the plant. A portion of the tailings have been directed to a Tailings Flotation Circuit in the past. The floatation concentrate containing approximately 45 percent lead, 3,000 g/t silver and 10 percent zinc was shipped to the Pinoles' smelter in Torreon. The floatation circuit remains intact but is not currently being used. The plant has constructed a 36-inch diameter x 32-foot tall column flotation cell for possible inclusion in the plant process. This test circuit diverts approximately 10 tonne-per-hour of feed to the Pre-Leach Thickener as feed to the column cell. Early metallurgical results indicate that the column is operating well. The only test datat available to-date indicate that the feed to the cell was 186 g/t silver and the flotation concentrate assayed 28,095 g/t at a recovery of approximately 58 percent. Lead and zinc recovered into the flotation concentrate but at lower recoveries. If metallurgical performance continues to be good, a larger cell will be manufactured by the shops and used to recovery silver from the CCD tailings before disposal in one of the two tailings ponds. Flocculant is added to the Pre-Leach Thickener and each of the four CCD Thickeners at a total rate of 14 gms./t of ore.

The underflow of each CCD Thickener is sampled once per day.


NUM. DESCRIPCION DEL EQUIPO
1 TOLVA DE GRUESOS CAP.500 TONS.
2 ALIMENTADOR DE ORUGA 42" X 30'
3 QUEBRADORA QUIJADA 20 X 36
4 BANDA TRANSP. NUM.1 DE 24"
5 ELECTROIMAN
6 CRIBA VIBRATORIA DOBLE CAMA 5' X 14'
7 QUEBRAD.CONO 4 1/4 ' STD.
8 QUEBRAD.CONO 4 1/4 ' CAB.CORTA
9 BANDA TRANSP.NUM.2 DE 24"
10 BANDA TRANSP.NUM.3 DE 24"
11 BANDA TRANSP.NUM.4 DE 24"
12 TOLVA DE FINOS CAP.2,000 TONS.
13 BANDA TRANSP.NUM.5 DE 24"
14 PESOMETRO
15 MUESTREADOR AUTOMATICO SOLIDOS
16 MOLINO BOLAS 8.5' X 12'
17 BOMBAS S.R.L. 8 X 6
18 DOS BANCOS CICLONES D20
19 CONCENTRADOR FALCON SB-21
20 BOMBAS SRL 5 X4
21 MOLINO DE BOLAS 9' DIAM.X 9'
22 BOMBAS SRL 8 X 6
23 CICLONES D20
24 CONCENTRADOR FALCON SB- 30
25 BOMBAS 5 X 4
26 CAJON DE FINOS BOMBAS SRL 8 X 6
27 ESPESADOR PRIMARIO 50' DIAM X 7'
28 BOMBA DIAFRAGMA 6" DUPLEX
29 FILTROS DE ARENA ( FUERA DE OPERACION )
30 3 TANQUES SOLUCION RICA CAP. 720 M3
31 FILTROS BUTTER
32 DOS BOMBAS GOULD HORIZONTAL OPERANDO
33 TANQUES DESOXIGENADORES
34 ALIMENTADOR DE ZINC
35 BOMBA GOULD VERTICAL 4" X 3" X 10"
36 FILTROS PRENSAS
37 HORNO BASCULANTE
38 SECADOR DE PRECIPITADO
39 PILETA SOL. SEMIRICA
40 PILETA SOL.ESTERIL
41 BOMBAS SRL 10 X 8
42 AGITADORES 26' X 20'
43 COMPRESOR INGERSOL RAND
44 ESPESADORES 50' DIAM.X 7'
45 TANQUE DE SOL.SEMIRICA 412 MTS.CUB.
46 TANQUE DE SOL.ESTERIL 412 MTS.CUB.
47 PRESA DE JALES
48 CICLONES D10
49 AGUA DECANTACION (CHINOS)
50 AGUA RECUPERACION
51 CARCAMO BOMBA VERTICAL TAZONES
52 PILETA AGUA PURGAS
53 PILETA AGUA FRESCA
54 TANQUE PREPARACION CIANURO
56 TANQUE PREPARACION FLOCULANTE
57 BOMBA DE VACIO NASH CL-1003 HP.75
59 BANCOS DE CICLONES
60 DOSIFICADOR DE CAL
61 BANCOS DE FLOTACION 100 PIES CUB.
62 CRIBA 5 X 14
63 CELDA DE COLUMNA MOD. PIRAMID 2' X 32'
PURGAS
AGUA FRESCA
SEMIRICA
ESTERIL
SIMBOLOGIA
SOLUCION SEMIRICA
SOLUCION RICA
SOLUCION ESTERIL
SOLUCION RECUPERADA
AGUA FRESCA
PULPA CON CIANURO
CIANURO
CAL
FLOCULANTE
ZINC
ANTINCRUSTABLE
MINERA EL PILON S.A. DE C.V.
UNIDAD SAN MARTIN
DIAGRAMA DE FLUJO
PLANTA DE BENEFICIO
PROYECTO INGENIERIA
REVISO ING. SERGIO OLIVA R.
APROBO ING. A. GARCIA E.
ESCALA S/N
FECHA MAYO 2005
ARCHIVO D:\\DIAGRAMA DE FLUJO
Prepared by PINCOCK, ALLEN & HOLT
274 Union Boulevard, Suite 200
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 9161.01
Drawing Provided by/Prepared for FIRST SILVER RESERVE INC.
Project Name San Martin Mine
Date of Issue June/2005
Drawing Name Fig22-2.dwg

FIGURE 22-2
SAN MARTIN PLANT
PROCESSING PLANT FLOWSHEET

### 22.3.6 Merrill-Crowe

The Rich Solution containing approximately 39 (2004 average) ppm silver from the 3 each 240 $m^3$ storage tanks is filtered in 4 each Butters Filters. Antiscalant is added to the feed of the Butters Filters. These open-top tanks are fitted with pre-coated filter bags to remove fine solids associated with the Rich Solution. The filtered solution contains less than 5 ppm of suspended solids. Twin De-aeration Towers are used to remove oxygen from this solution to approximately 0.5 ppm prior to zinc precipitation in one of 4 Plate & Frame Filters. Approximately 600 to 700 gm of zinc are added per kg of doré. Barren solution from the precipitation filters is pumped to a 450 $m^3$ Barren Solution Tank. Approximately 3600 $m^3$ per hour of Barren Solution is then pumped to No.4 CCD Thickener as wash water. Each Precipitate Filter is shut-down and precipitate collected about twice each week. Precipitate averaged 74.6 percent silver for 2004. .

Barren Solution is sampled once each shift and analyzed as a shift sample. A sample of Pregnant Solution is taken from the feed to the Butters Filters each shift.

### 22.3.7 Refinery

The Zinc Precipitate is dried in an open oven prior to being fluxed and smelted. A mixture of 5-6% Borax, 2-3% $Na_2CO_3$ and 1% broken glass is used for the flux. Fume hoods are mounted over the Drying Oven and the Smelting Furnace for dust collection. Zinc consumption for 2004 averaged 0.21 kg/t of ore and 0.78 kg/kg of doré.

### 22.3.8 Reagent Preparation

Plant reagents include sodium cyanide, lime and flocculant. Lime is received in 2 tonne Super Sacks. A crane is used to transfer a Super Sack over an unloading hopper located above a mixing tank. Sodium cyanide is received in drums and manually scoped into a mixing tank. The operator wears a face mask, face shield and rubber gloves while mixing. The drums are stored in a fenced and locked area near the mixing facilities. Flocculant is received as dry powder in 25 kg bags, mixed and diluted to 0.5% for use in the thickeners.

### 22.3.9 Plant Operating Costs-2004

The plant operating costs for 2004 are U.S. $10.41 per tonne for the 266,592 tonnes milled. The operating cost breakdown is indicated in Table 22-6. These costs are based on 11.0 pesos per U.S. Dollar.

## 22.4 *Infrastructure*

The Infrastructure site includes the support facilities for the operations are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department

operates from the extensive shops and warehouse located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

**TABLE 22-6**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Unit**
**2004 Plant Operating Costs**

| Concepts | U.S.$ | $/Tonne |
|---|---|---|
| **Wages & Benefits** | | |
| Supervision Personnel & Technical Wages | 144,007.94 | 0.54 |
| Hourly Personnel Wages | 118,732.09 | 0.45 |
| Total Benefits | 124,812.24 | 0.47 |
| **Subtotal Wages & Benefits** | **387,552.27** | **1.46** |
| **Operating Supplies** | | |
| Power | 792,707.51 | 2.97 |
| Grinding Steel | 173,833.23 | 0.65 |
| Sodium Cycanide | 497,805.92 | 1.87 |
| Lime | 66,236.95 | 0.25 |
| Lime Diesel Fuel | 49,316.48 | 0.18 |
| Zinc | 109,615.72 | 0.41 |
| **Subtotal Operating Supplies** | 1,689,515.80 | 6.34 |
| **Subtotal Maintenance Supplies** | 625,428.58 | 2.35 |
| **Other** | 71,722.79 | 0.27 |
| **Total Plant Operating Cost** | **2,774,219.45** | **10.41** |

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. The effective cost of power including consumption and demand charges was U.S.$0.091 per kwh for 2004. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions.

Air compressors are located at the plant to supply low-pressure air to the leach tanks.

### 22.4.1 Tailings

The plant tailings are pumped to one of two tailings facilities. The tailings normally report to the No.1 dam during wet months and No.2 dam during dry periods. The No.1 tailings dam is located to the east of the plant and was the first of the two facilities. The No.2 tailings dam is located to the north of the plant. A third tailings facility has been identified to the north of No.2. There is an estimated 4-years additional capacity remaining in the No.1 tailings facility and 2-years additional capacity in No.2 tailings facility. Water is reclaimed from these storage facilities and returned to the plant.

## 22.5 *Product Marketing*

Pilón holds two regular annual contracts with the Smelter and Refinery of MET-MEX Peñoles located in the city of Torreón, Coahuila State, México. Peñoles is the largest silver refinery in México and the World, with a capacity of approximately 60 million ounces of silver per year. The contracts between Pilón and Peñoles for sales of doré and concentrates are typical for this kind of minerals.

During 2004 Pilón shipped to Peñoles doré and gravimetric concentrates containing a total of 2.1 million ounces of silver, 4,427 ounces of gold and 38,566 kilograms of lead.

Pilón ships doré bars by airplane to Guadalajara City where they are delivered to a purchasing representative for re-shipment to Peñoles. Pilón sales contract of doré with Peñoles include typical conditions and related charges as follows:

- Each lot is weighed upon receipt, melted, sampled for metal content and then reweighed.
- Pilón is paid for 99.5% of the contained gold and 99.5% of the contained silver in U.S. dollars.
- Treatment and refining charges were U.S.$0.115 per troy ounce of Doré bullion shipped from the mine.
- Freight charges, customs clearance charges, insurance and other fees equal about U.S.$0.025 per troy ounce doré bullion shipped from the mine.
- The total freight and treatment charges equal about U.S.$0.15 per troy ounce payable silver.

Pilón gravity concentrates sold to Peñoles during 2004, typically contain 6% lead, 10% iron, 55% insolubles, 1% zinc, 10% sulfur, 13.4 kg/t silver and 47 g/t of gold. Gravity concentrates are shipped by truck from the mine to Torreón, Coahuila, to MET-MEX Peñoles Smelter and Refinery. Pilón sales contract with Peñoles include the following typical conditions and related charges:

- Smelter charges per tonne of concentrate is $205.00
- Refinery charges per kilogram of silver is $10.
- Pilón is paid 95 % of the gold contained in concentrates above 1.0 g/t.
- Pilón is paid 95 % of the silver contained in concentrates above 50 g/t.
- Pilón is paid 95 % of the lead contained in concentrates above 30 Kg/t.

## 22.6 *Environmental and Safety Review*

Pilón has been operating the San Martín mine since 1983 with the necessary land-use and water extraction permits in effect for the operation. Pilón has purchase the land surface rights where the mine and plant installations are located to better manage the property. Through the years and changes in regulatory framework, Pilón has been required to update the necessary operation permits.

In October 1997, Pilón received a tailings water discharge permit from the National Water Commission (C.N.A.); this permit is in-force for the mine life. Pilón samples water collected at the lowest seepage collection pond below the tailings impoundment. The seepage is collected and pumped back (recycled) to the process facility. Analyses are reported to the authorities and have indicated that the water contains less than 3-ppm free cyanide. According to Pilón personnel, no discharge of this seepage has occurred. Site personnel also indicated that regulatory personnel have inspected the seepage collection installation and no water discharge permit violations have been issued to date.

PAH's environmental and safety review consisted of discussions with site and management and Ing. Armando Ibarra Amaya, Director of Operations, Ing. Arturo García, Manager of Operations, Ing. Sergio Oliva, Plant Superintendent, and other personal, site visit to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts, and a brief review of file records provided us during the site visit. Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, Pilón is in compliance with the required permits and authorizations.

Periodic regulatory inspections of the site by SEMARNAP and the Mines Department are being performed to observe compliance. PAH has received copies of permits and authorizations for the San Martín operation and believes that Pilón is in compliance with applicable regulations and obtains permits as required.

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by Pilón. Acid rock drainage (ARD) that may be associated with adit water discharges and waste rock dumps is not visibly evident. We noticed no iron precipitates or oxide stains that indicate ARD. Adit drainage is small and quickly seeps into the waste rock dump and dry arroyo. The arid nature of the area indicates that native soils could have an appreciable carbonate content and probably have capacity to neutralize limited amounts of acid rock drainage.

Pilón has constructed several concrete pads with berms for spill containment for the oil and fuel storage areas and for vehicle washing near the portal area. Regular trips by 22-tonne-capacity haul trucks raises dust on the gravel road from the mine to the mill that passes through the southern

edge of the town of San Martín de Bolaños. Pilón has the haulage contractor perform periodic watering of haul roads to control dust and Pilón has paid for the concrete pavement of the portion of the road that crosses the town of San Martín.

We noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have little or no spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site. Below the mill facilities (west) there are three small unlined and bermed ponds that were constructed to collect surface runoff or major spills from the mill area. These ponds are periodically cleaned with the materials being recycled.

Pilón has installed scrubber systems in the smelting area to control particulate and gas emissions. There are no emission inventories on the fixed sources of air pollution at the mill.

Pilón has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment.

Pilón supplied to PAH estimated costs for reclamation and mine closure of the mine, mill and tailings containment areas, which PAH considers low despite the fact that Pilón owns most of the surface rights where the installations and mine are located; therefore, based on local conditions, PAH increased the projected costs to a more reasonable amount.

PAH's estimate for the range of costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are general ranges based on PAH's experience in mining projects in México, and are not the result of detailed analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards.

## 22.7 *Economic Analysis*

### 22.7.1 Capital Costs

Minera el Pilon's San Martin Unit is a modest-sized underground operation that utilizes used equipment whenever possible and expenses its replacement equipment to a large extent. As such, the capital outlay for the mine has been nominal for the past several years and will remain so for the future.

Anticipated capital expenditures for 2005 were presented in Table 22-2 and are summarized below in US$:

| | |
|---|---|
| Mill Items | $ 52,000 |
| Shotcreting | 50,000 |
| Mine Items | 54,000 |
| LHD's & Trucks | 240,000 |
| Diamond Drilling | 210,000 |
| | $606,000 |

Mine capital forecast for 2006 is $350,000 with $160,000 scheduled principally for scooptrams and trucks and $190,000 for diamond drilling underground. Mill items will be spent in 2006 and total $52,000. No figures were available for 2007 capital expenditures, but $150,000 has been estimated for portal closures (ten at $10,000 each) and for tailings pond reclamation. Salvage of plant equipment is forecast to just equal dismantling.

## 22.8 *Operating Costs*

Production costs for the Unit in 2004 are provided in Table 22-7, based on mine accounting records. A total of $10.8 million was expended last year to produce roughly 266,600 tonnes of ore, containing saleable silver amounting to 2,400,300 ounces. On a unit basis, cash production costs were $40.50/tonne of ore, and $4.50/oz of silver produced.

Projections for the first half of 2005 show a similar range of production costs as for the previous year, and PAH believes that unit costs should remain at about the same level as has been experienced, except for inflationary pressures and exchange rate fluctuations.

## 22.9 *Economic Analysis*

A simplified cash flow forecast has been prepared and is presented as Table 22-8. The economics covers the period from January 2005 through March 2007, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that

**TABLE 22-7**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Unit**
**Operating Costs, 2004**
**Production = 266,592 tonnes, 2,400,286 oz Ag**

| | US $ | $/tonne | $/oz Ag |
|---|---|---|---|
| Mine Operations | | | |
| Labor | 850,441 | 3.19 | 0.35 |
| Material | 2,683,109 | 10.06 | 1.12 |
| Expenses | 1,660,019 | 6.23 | 0.69 |
| | | 19.48 | 2.16 |
| Mine Exploration | | | |
| Labor | 169,080 | 0.63 | 0.07 |
| Material | 200,588 | 0.75 | 0.08 |
| Expenses | 401,483 | 1.51 | 0.17 |
| | | 2.89 | 0.32 |
| Mill Operations | | | |
| Labor | 378,517 | 1.42 | 0.16 |
| Material | 1,486,747 | 5.58 | 0.62 |
| Expenses | 844,276 | 3.17 | 0.35 |
| | | 10.16 | 1.13 |
| Indirects | | | |
| Labor | 689,682 | 2.59 | 0.29 |
| Material | 198,436 | 0.74 | 0.08 |
| Expenses | 1,235,794 | 4.64 | 0.51 |
| | | 7.97 | 0.88 |
| TOTAL | | | |
| Labor | 2,087,730 | 7.83 | 0.87 |
| Material | 4,568,880 | 17.14 | 1.90 |
| Expenses | 4,141,572 | 15.54 | 1.73 |
| | | 40.50 | 4.50 |

**TABLE 22-8**
**First Silver Reserve Inc.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Unit**
**Cash Flow Analysis, US$**

| Item | Units | 2005 | 2006 | (5.25 mo.) 2007 | TOTAL |
|---|---|---|---|---|---|
| REVENUE | | | | | |
| Tonnes Milled | tonnes | 271,495 | 283,048 | 121,411 | 675,954 |
| Head Grade | oz Ag/tonne | 8.56 | 8.81 | 8.81 | 8.81 |
| Metallurgical Recovery | % | 84.92 | 85.00 | 85.00 | 85.00 |
| Saleable Silver | oz Ag | 1,973,592 | 2,119,605 | 909,186 | 5,002,383 |
| Silver Price | $/oz | 7.00 | 8.00 | 8.00 | 7.61 |
| Gross Silver Revenue | $ | 13,815,143 | 16,956,840 | 7,273,490 | 38,045,473 |
| Gold Revenue | $ | 1,815,724 | 2,228,637 | 955,955 | 5,000,317 |
| Gross Revenue | $ | 15,630,867 | 19,185,477 | 8,229,445 | 43,045,789 |
| Less: | | | | | |
| Treatment, Security | $ | 360,119 | 412,018 | 102,119 | 874,256 |
| Add: | | | | | |
| Miscellaneous | $ | 31,885 | 32,800 | 7,530 | 72,215 |
| Net Revenue | $ | 15,302,633 | 18,806,259 | 8,134,856 | 42,243,748 |
| COSTS | | | | | |
| Mining | $ | 6,035,553 | 6,865,227 | 3,180,362 | 16,081,142 |
| Milling | $ | 2,719,606 | 2,868,001 | 1,328,621 | 6,916,228 |
| General | $ | 2,438,557 | 2,606,329 | 1,207,399 | 6,252,285 |
| Exploration | $ | 534,818 | 563,084 | 260,852 | 1,358,754 |
| Sales Expenses | $ | 75,060 | 85,951 | 39,817 | 200,828 |
| Administration | $ | 946,855 | 1,017,477 | 471,353 | 2,435,685 |
| Depreciation | $ | 537,593 | 574,102 | 265,957 | 1,377,652 |
| Other | $ | (46,625) | (26,711) | (12,374) | (85,710) |
| Total Op Costs | $ | 13,241,417 | 14,553,460 | 6,741,988 | 34,536,865 |
| Net Before Taxes | $ | 2,061,216 | 4,252,799 | 1,392,868 | 7,706,884 |
| TAXES & PROFIT SHARE | | | | | |
| Taxes | $ | 618,365 | 1,275,840 | 417,860 | 2,312,065 |
| Profit Share | $ | 206,122 | 425,280 | 139,287 | 770,688 |
| Net After Taxes | $ | 1,236,730 | 2,551,679 | 835,721 | 4,624,130 |
| Add Depreciation | $ | 537,593 | 574,102 | 265,957 | 1,377,652 |
| Operational Cash Flow | $ | 1,774,323 | 3,125,781 | 1,101,678 | 6,001,782 |
| CAPITAL INVESTMENT | $ | 606,000 | 350,000 | 150,000 | 1,106,000 |
| PROJECT CASH FLOW | $ | 1,168,323 | 2,775,781 | 951,678 | 4,895,782 |
| NET PRESENT VALUE | @ 10% | 4,071,155 | | | |
| | @ 12% | 3,933,367 | | | |
| | @ 15% | 3,740,566 | | | |

underground exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time.

Basic premises for the cash flow involve silver prices, which are taken at $7/ounce for 2005 and $8/ounce thereafter. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in the past. Operating costs and expenses are increased by 8 percent annually to account for inflation and exchange rates. Reclamation expenditures are considered spent in the remaining months of 2007.

It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately $3.55 million. Sensitivity analyses were performed at the same discount and show the following NPV:

| | |
|---|---|
| Base Case @ 12 % discount | $3.93 million |
| Increase silver price by 10% | 5.49 |
| Decrease silver price by 10% | 1.61 |
| Increase op costs by 10% | 1.99 |
| Decrease op costs by 10% | 5.11 |
| Increase cap costs by 10% | 3.50 |
| Decrease cap costs by 10% | 3.60 |

As expected the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martin Unit shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

The San Martin Unit is an existing operation, so a discussion of payback period does not have meaning here. It can be seen from Table 22-8 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures.

The mine life, based on the proven/probable reserve position, is 2.5 years and covers production through the first half of 2007.

## 23.0 ILLUSTRATIONS

All corresponding illustrations for this report have been included within each section.

## 24.0 CERTIFICATE OF QUALIFIED PERSON

As an author of the report entitled "Technical Report For The Martín de Bolaños Silver Mine, State of Jalisco, Mexico", dated May 27, 2005 (the "Technical Report") and prepared on behalf of First Silver Reserve Inc. (the "Issuer"), I, Mark G. Stevens, C.P.G., P.G., L.G., do hereby certify that:

1. I am currently employed as a Chief Geologist by:

   Pincock, Allen & Holt
   274 Union Blvd., Suite 200
   Lakewood, CO 80228
   USA

2. My residential address is 4229 E. 106th Place, Thornton, Colorado 80233.

3. I graduated from Colorado State University with a Bachelor of Science degree in geology in 1977 and subsequently obtained a Master of Science degree in geology from the University of Utah 1981, and I have practiced my profession continuously since 1981.

4. I am a Professional Geologist (PG-651) in the state of Wyoming, USA, a Licensed Geologist (PG-477) in the state of Washington, USA, a member of the American Institute Of Professional Geologists (CPG-08388), a member of the American Institute Of Mining, Metallurgical, and Petroleum Engineers, Inc. (SME), and a member of the Society Of Economic Geologists (SEG).

5. I have worked as a geologist for a total of 24 years since my graduation from university and have been involved in mineral exploration and evaluation of mineral properties for gold, silver, copper, lead, zinc, coal, and industrial minerals in the United States, Canada, Mexico, Costa Rica, Panama, Peru, Chile, Spain, Sweden, Portugal, Philippines, Kazakhstan, Russia, India and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am Project Manager and was responsible for the overall preparation of the Technical Report, including report sections outside of my discipline of geology and resource modeling, which were prepared by other Pincock, Allen & Holt representatives who were qualified in those particular disciplines (mining, processing, environmental), which I believe to be reliable work. I have previously visited the project site in January 2001.

8. I have had prior involvement with the property that is the subject of the current Technical Report, contributing to the preparation of an audit report in 2001.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I am independent of the Issuer in accordance with Section 1.5 of NI 43-101.

11. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 23rd day of June 2005.

Mark G. Stevens

Mark G. Stevens, C.P.G.

## CERTIFICATE OF QUALIFIED PERSON

As an author of the report entitled "Technical Report For The Martín de Bolaños Silver Mine, State of Jalisco, Mexico", dated May 27, 2005 (the "Technical Report") and prepared on behalf of First Silver Reserve Inc. (the "Issuer"), I, Leonel López, C.P.G., P.G., do hereby certify that:

1. I am currently employed as a Principal Geologist by:

   Pincock, Allen & Holt
   274 Union Blvd., Suite 200
   Lakewood, CO 80228
   USA

2. My residential address is 431 Chestnut Way, Broomfield, Colorado 80020.

3. I graduated from Universidad Nacional Autónoma de México with professional title as Geological Engineer in 1966, and subsequently took a short course on Mineral Economics in Colorado School of Mines in 1978, and took a program for Master of Business Administration in Western Colorado University during 1979 to 1980, and I have practiced my profession continuously since 1966.

4. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a member of the American Institute of Professional Geologists (CPG-08359), a member of the Association of Applied Geochemists (AAG), and a member of the International Association on the Genesis of Ore Deposits(IAGOD).

5. I have worked as a geologist for a total of 42 years since my graduation from university and have been involved in mineral exploration and evaluation of mineral properties for gold, silver, copper, lead, zinc, coal, and industrial minerals in the United States, Canada, Mexico, Argentine, Costa Rica, Peru, Chile, India, Bolivia, Ecuador, Nicaragua, Venezuela, and Brazil.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am the primary author of the Technical Report, including report sections 1 - 15, and the resource part of Section 17. I am also responsible for other report sections outside of my discipline of geology and resource modeling, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, processing,

environmental), which I believe to be reliable work. I have visited the project site in May 2005.

8. I have had prior involvement with the property that is the subject of the current Technical Report, as an independent engineer in 1998.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I am independent of the Issuer in accordance with Section 1.5 of NI 43-101.

11. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 23rd day of June 2005.

Leonel Lopez, C.P.G., P.G.


FIRST MAJESTIC
SILVER CORP.


RECEIVED

March 27, 2007

**By SEDAR**

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
**Attention: Continuous Disclosure**

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 2S8
**Attention: Continuous Disclosure**

Alberta Securities Commission
Suite 400
300 - 5th Avenue S.W
Calgary, Alberta T2P 3C4
**Attention: Continuous Disclosure**

Dear Sirs/Mesdames:

**Re: Notice of Addition of Recipient Agency**
**First Majestic Silver Corp. (the "Company") - Continuous Disclosure Documentation**

We have prepared this letter for the sole purpose of adding the following securities commissions as additional recipient agencies to this filing:

Saskatchewan Financial Services Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Should you have any questions, please give me a call.

Yours truly,

**FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

Per: Keith Neumeyer
President & CEO

cc. TSX Venture Exchange
Attention: Continuous Disclosure (by SEDAR)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
**www.firstmajestic.com**

BCSC

**British Columbia Securities Commission**

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

**IN THE MATTER OF NATIONAL POLICY 43-201 MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES**

**AND**

**IN THE MATTER OF**

***FIRST MAJESTIC SILVER CORP.***

**DECISION DOCUMENT**

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador** have been issued for a preliminary short form prospectus of the above issuer dated March 27, 2007.

DATED at Vancouver, British Columbia on March 27, 2007.

*Michael L. Moretto*

Michael L. Moretto, CA
Manager
Corporate Finance

**Note:**
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 1070700

g:\corpfin\sah\1070700
Preliminary



**Securities Commission**

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc



**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

**First Majestic Silver Corp.**

---

Receipt for a Preliminary Short Form Prospectus dated **March 27, 2007** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **27th** day of **March, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

**NOTE**: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 1070700

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

March 28, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Market News in Vancouver, British Columbia.

**Item 4 Summary of Material Change**

Preliminary Short Form Prospectus Filed

**Item 5 Full Description of Material Change**

The Company announced that it filed a preliminary short form prospectus dated March 27, 2007 with the securities regulatory authorities in each of the Provinces of Canada, other than Quebec, in connection with an underwritten offering of 8,000,000 Units.

On March 21, 2007, the Company announced that it had entered into an agreement with Sprott Securities Inc. and CIBC World Markets Inc. as co lead underwriters and including Blackmont Capital Inc. (the "Underwriters") pursuant to which the Underwriters agreed to purchase 8,000,000 Units on an underwritten basis at a price of $5.00 per Unit (the "Issue Price") for aggregate proceeds to the Company of $40 million. The Underwriters have been granted an over-allotment option to purchase, for market stabilization purposes, an additional 1,200,000 Units, for an additional $6 million in proceeds, at the Issue Price at any time prior to the closing date. Each Unit will entitle the holder to acquire one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about April 12th, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

March 28, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 28, 2007

**First Majestic Files Preliminary Short Form Prospectus**

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") announces that it has filed a preliminary short form prospectus dated March 27, 2007 with the securities regulatory authorities in each of the Provinces of Canada, other than Quebec, in connection with an underwritten offering of 8,000,000 Units.

On March 21, 2007, the Company announced that it had entered into an agreement with Sprott Securities Inc. and CIBC World Markets Inc. as co lead underwriters and including Blackmont Capital Inc. (the "Underwriters") pursuant to which the Underwriters agreed to purchase 8,000,000 Units on an underwritten basis at a price of $5.00 per Unit (the "Issue Price") for aggregate proceeds to the Company of $40 million. The Underwriters have been granted an over-allotment option to purchase, for market stabilization purposes, an additional 1,200,000 Units, for an additional $6 million in proceeds, at the Issue Price at any time prior to the closing date. Each Unit will entitle the holder to acquire one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about April 12th, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.**

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.



Pacific Corporate Trust Company
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com



April 3, 2007

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

| Issuer: | **FIRST MAJESTIC SILVER CORP.** |
|---|---|
| Meeting Type: | Annual and Special Meeting |
| ISIN: | CA32076V1031 |
| Meeting Date: | June 7, 2007 |
| Record Date for Notice: | May 3, 2007 |
| Record Date for Voting: | May 3, 2007 |
| Beneficial Ownership Determination Date: | May 3, 2007 |
| Class of Securities Entitled to Receive Notice: | COMMON SHARES |
| Class of Securities Entitled to Vote: | COMMON SHARES |
| OBO Distribution Payment: | Issuer will pay for all OBOs |
| Material Distributed to: | All Holders |

If you require further information, please contact:

"Heather Plume"

Heather Plume
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8000FR.pdf

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

April 20, 2007

## Financing Amended

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that it has engaged Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters") as underwriters to purchase on a "bought-deal" basis up to 4 million Special Warrants of the Company at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to First Majestic Silver Corp. of $20 million. The Underwriters will have the option to sell up to an additional $24 million of the Offering at the Issue Price at any time prior to the closing date. Each Special Warrant will be exercisable for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date, each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

Further to the Company's press release dated March 28, 2007 under which the Company announced the filing of a preliminary short form prospectus, the Company advises that it is withdrawing that prospectus. The Company has been asked by the securities regulatory authorities to update its 43-101 technical reports for its principal properties and, since it became unlikely that a receipt for its short form prospectus was going to be issued by securities regulatory authorities by the time required under the short form offering, the Company has voluntarily withdrawn the short form prospectus and is proceeding with the private placement disclosed above.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.**

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.



Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

# OSC NOTICE TO PUBLIC

**ISSUER:**
First Majestic Silver Corp.
Principal Jurisdiction - British Columbia

**DATES:**
Preliminary Short Form Prospectus dated March 27th, 2007
Withdrawn on April 20th, 2007

**PROJECT NUMBER:**
1070700

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com




RECEIVED
2008 APR -2 A 6: 15
FICE OF INTERNATIONAL
CORPORATE FINANCE


## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

April 20, 2007

## Financing Amended

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that it has engaged Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters") as underwriters to purchase on a "bought-deal" basis up to 4 million Special Warrants of the Company at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to First Majestic Silver Corp. of $20 million. The Underwriters will have the option to sell up to an additional $24 million of the Offering at the Issue Price at any time prior to the closing date. Each Special Warrant will be exercisable for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date, each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

Further to the Company's press release dated March 28, 2007 under which the Company announced the filing of a preliminary short form prospectus, the Company advises that it is withdrawing that prospectus. The Company has been asked by the securities regulatory authorities to update its 43-101 technical reports for its principal properties and, since it became unlikely that a receipt for its short form prospectus was going to be issued by securities regulatory authorities by the time required under the short form offering, the Company has voluntarily withdrawn the short form prospectus and is proceeding with the private placement disclosed above.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.**

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

April 20, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Market News in Vancouver, British Columbia.

**Item 4 Summary of Material Change**

Amended Financing – Withdraw Preliminary Short Form Prospectus filed March 27, 2007

**Item 5 Full Description of Material Change**

The Company announced that it engaged Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters") as underwriters to purchase on a "bought-deal" basis up to 4 million Special Warrants of the Company at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to the Company of $20 million. The Underwriters will have the option to sell up to an additional $24 million of the Offering at the Issue Price at any time prior to the closing date. Each Special Warrant will be exercisable for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date, each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

The Company also announced that it will withdraw the Preliminary Short Form Prospectus filed March 27, 2007. The Company was asked by the securities regulatory authorities to update its 43-101 technical reports for its principal properties and, since it became unlikely that a receipt for its short form prospectus was going to be issued by securities regulatory authorities by the time required under the short form offering, the Company has voluntarily withdrawn the short form prospectus and is proceeding with the private placement disclosed above.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

April 23, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

April 24, 2007

## Silver Production increases by 38%

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that silver production in the first quarter ending March 31st, 2007 has increased by 38% over the prior quarter to 792,196 equivalent ounces of silver which is also an increase of 1358% over the same quarter ending March 2006. The increase in production is due to a 104% increase in production at the Company's flagship La Parrilla Silver Mine, and the two additional acquisitions, the San Martin Silver Mine, and the La Encantada Silver Mine completed in the quarter ending September 2006, and December 2006 respectively.

The equivalent silver production for the quarter consisted of 719,993 ounces of silver, 532 ounces of gold and 339,512 pounds of lead. Significant underground development is continuing at all three mines in addition to the improvements and upgrades being carried out at each mill. This ongoing program of enhancements will continue for the balance of the year and is focused on increasing the Company's silver production in each of the following quarters.

Resource development at the La Parrilla is meeting Company targets with the use of six diamond drill rigs which in this quarter completed 7,213 metres of drilling over 26 holes. In the Company's present NI 43-101 report published in February, which had a cut off of December 31st, 2006, included assays of only 100 holes in the present resource estimate. As of April 15th, a total of 35,613 metres have been drilled over 133 holes. A new updated resource estimate is anticipated to be published by the end the present quarter.

In addition to the ongoing diamond drill program at the La Parrilla, which is designed to increase resources and assist in production, 1481 metres of underground development and drifting has been completed. The Company is presently mining from La Rosa-Rosario, Quebradillas and San Marcos areas and is developing the new La Blanca area which appears to be a large disseminated structure.

As well, the San Juan Silver Mine which is now 100% owned by the Company located near Chalchihuites, is presently being developed and mined. Approximately 50 tonnes of high grade ore per day is being shipped to the La Parrilla mill which is 50 kilometres away from the San Juan.

At the San Martin Silver Mine, First Majestic in the quarter completed 1436 metres of diamond drilling which included 653 metres of drilling from surface over three holes and 783 metres of drilling from underground, which included 13 holes. In addition 1898 metres of underground development has been completed. The focus of this quarter has been to access upper levels in the mine where higher grade oxide ores appear to be present. This activity is ongoing and is for the purpose of grade control and development of additional resources and exploration to define additional targets for future mine expansion.

Additionally, at the San Martin, construction of a five kilometre road was completed to access and explore the upper part of the main Zuloaga vein in the areas of the La Escondida and Pinolea. These areas are presently being developed for mining purposes and defined to add new resources which are proving to contain high grades of silver.

At the La Encantada Silver Mine, utilization of the 1000 tpd mill has increased from 30% when the operations were taken over in November 2006 to the present mill rates reaching 75% of capacity in the first quarter. This improvement in operations has resulted in a 65% increase in silver production from the prior quarter. Further increases in mill output are anticipated to continue into the present quarter resulting in additional ounces of silver production from the La Encantada going forward.

In the short time since the operations of the La Encantada were taken over, several improvements have been implemented, including the installation of a new screening plant and commencement of an aggressive underground development campaign which included 1453 metres of drifting to several targets located in the San Javier Breccia area. The purpose of this ongoing development is for mining activity, confirmation of resources and exploration.

Recently, First Majestic received a substantial database of historic geological data on the La Encantada Silver Mine and the surrounding area. This data is presently being analyzed and digitized into the Company's newly incorporated mining software programs. This database of information will substantially assist the Company in its ongoing development and exploration program. This data is anticipated to be considered in an update NI 43-101 report which is expected to be published shortly.

Pincock Allen & Holt of Denver, Colorado has been retained to complete newly updated NI 43-101 reports on each of the Company's operating silver mines. The La Parrilla Silver Mine and the La Encantada Silver Mine reports are anticipated to be published prior to the end of June 2007 and the San Martin Silver Mine report is planned to be made public prior to the end of May.

Of further interest; the Company's three producing silver mines collectively produced 2,905,382 ounces of silver equivalent in calendar 2006. However, due to acquisition dates and the change of year end from June to December, only 1,601,796 ounces of silver equivalent could be attributed to First Majestic's credit for the calendar year 2006. The first quarter ending March 31st, 2006 marked the beginning of a new era for the Company which experienced all three mines producing silver under the First Majestic umbrella.

Keith Neumeyer, President & CEO, wishes to thank the management team and staff for their enormous achievements over the past two quarters. "It goes without saying that when any company grows at the rapid pace we've experienced, some growing pains are inevitable; however, our team has persisted, consuming two new mines while aggressively expanding the La Parrilla mine and mill. As a result of these achievements a substantial increase in silver production has resulted as anticipated, transforming the Company from a development and exploration stage company into a significant silver producer. It's hard not to be excited about being a part of First Majestic".

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company" of "First Majestic")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

April 24, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of CCNMatthews.

**Item 4 Summary of Material Change**

Silver production increases by 38%

**Item 5 Full Description of Material Change**

The Company announced that silver production in the first quarter ending March 31st, 2007 increased by 38% over the prior quarter to 792,196 equivalent ounces of silver which is also an increase of 1358% over the same quarter ending March 2006. The increase in production is due to a 104% increase in production at the Company's flagship La Parrilla Silver Mine, and the two additional acquisitions, the San Martin Silver Mine, and the La Encantada Silver Mine completed in the quarter ending September 2006, and December 2006 respectively.

The equivalent silver production for the quarter consisted of 719,993 ounces of silver, 532 ounces of gold and 339,512 pounds of lead. Significant underground development is continuing at all three mines in addition to the improvements and upgrades being carried out at each mill. This ongoing program of enhancements will continue for the balance of the year and is focused on increasing the Company's silver production in each of the following quarters.

Resource development at the La Parrilla is meeting Company targets with the use of six diamond drill rigs which in this quarter completed 7,213 metres of drilling over 26 holes. In the Company's present NI 43-101 report published in February, which had a cut off of December 31st, 2006, included assays of only 100 holes in the present resource estimate. As of April 15th, a total of 35,613 metres have been drilled over 133 holes. A new updated resource estimate is anticipated to be published by the end the present quarter.

In addition to the ongoing diamond drill program at the La Parrilla, which is designed to increase resources and assist in production, 1481 metres of underground development and drifting has been completed. The Company is presently mining from La Rosa-Rosario, Quebradillas and San Marcos areas and is developing the new La Blanca area which appears to be a large disseminated structure.

As well, the San Juan Silver Mine which is now 100% owned by the Company located near Chalchihuites, is presently being developed and mined. Approximately 50 tonnes of high grade ore per day is being shipped to the La Parrilla mill which is 50 kilometres away from the San Juan.

At the San Martin Silver Mine, First Majestic in the quarter completed 1436 metres of diamond drilling which included 653 metres of drilling from surface over three holes and 783 metres of drilling from underground, which included 13 holes. In addition 1898 metres of underground development has been completed. The focus of this quarter has been to access upper levels in the mine where higher grade oxide ores appear to be present. This activity is ongoing and is for the purpose of grade control and

development of additional resources and exploration to define additional targets for future mine expansion.

Additionally, at the San Martin, construction of a five kilometre road was completed to access and explore the upper part of the main Zuloaga vein in the areas of the La Escondida and Pinolea. These areas are presently being developed for mining purposes and defined to add new resources which are proving to contain high grades of silver.

At the La Encantada Silver Mine, utilization of the 1000 tpd mill has increased from 30% when the operations were taken over in November 2006 to the present mill rates reaching 75% of capacity in the first quarter. This improvement in operations has resulted in a 65% increase in silver production from the prior quarter. Further increases in mill output are anticipated to continue into the present quarter resulting in additional ounces of silver production from the La Encantada going forward.

In the short time since the operations of the La Encantada were taken over, several improvements have been implemented, including the installation of a new screening plant and commencement of an aggressive underground development campaign which included 1453 metres of drifting to several targets located in the San Javier Breccia area. The purpose of this ongoing development is for mining activity, confirmation of resources and exploration.

Recently, First Majestic received a substantial database of historic geological data on the La Encantada Silver Mine and the surrounding area. This data is presently being analyzed and digitized into the Company's newly incorporated mining software programs. This database of information will substantially assist the Company in its ongoing development and exploration program. This data is anticipated to be considered in an update NI 43-101 report which is expected to be published shortly.

Pincock Allen & Holt of Denver, Colorado has been retained to complete newly updated NI 43-101 reports on each of the Company's operating silver mines. The La Parrilla Silver Mine and the La Encantada Silver Mine reports are anticipated to be published prior to the end of June 2007 and the San Martin Silver Mine report is planned to be made public prior to the end of May.

Of further interest; the Company's three producing silver mines collectively produced 2,905,382 ounces of silver equivalent in calendar 2006. However, due to acquisition dates and the change of year end from June to December, only 1,601,796 ounces of silver equivalent could be attributed to First Majestic's credit for the calendar year 2006. The first quarter ending March 31st, 2006 marked the beginning of a new era for the Company which experienced all three mines producing silver under the First Majestic umbrella.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

April 26, 2007

**FEE RULE**

**FORM 13-502F1**

**CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE**

**Reporting Issuer Name:** First Majestic Silver Corp.

**Fiscal year end date used to calculate capitalization:** December 31, 2006

Market value of listed or quoted securities:

| | | |
|---|---|---|
| Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end | (i) 51,643,630 | |
| Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) | (ii) 4.21 | |
| Market value of class or series | (i) X (ii) = | (A) 217,419,682 |
| (Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) | | (B) ______ |

Market value of other securities:

| | | |
|---|---|---|
| (See paragraph 2.11(b) of the Rule)<br>(Provide details of how value was determined) | | (C) ______ |
| (Repeat for each class or series of securities) | | (D) ______ |

**Capitalization**

| | | |
|---|---|---|
| (Add market value of all classes and series of securities) | (A) + (B) + (C) + (D) = | 217,419,682 |

**Participation Fee** — $6,700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

**New reporting issuer's reduced participation fee**, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______

12

**Late Fee**, if applicable

(As determined under section 2.5 of the Rule) — 67.00

RECEIVED
2008 APR -2 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE


FIRST MAJESTIC
SILVER CORP.

(FORMERLY FIRST MAJESTIC RESOURCE CORP.)

# CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTHS ENDED DECEMBER 31, 2006 (AUDITED)

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com


FIRST MAJESTIC
SILVER CORP.

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

***"Keith Neumeyer"***

Keith Neumeyer
President & CEO
April 30, 2007

**Deloitte.**

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

# Auditors' report

To the Shareholders of
First Majestic Silver Corp.
(formerly First Majestic Resource Corp.)

We have audited the consolidated balance sheets of First Majestic Silver Corp. (formerly First Majestic Resource Corp.) as at December 31, 2006 and June 30, 2006 and the consolidated statements of operations and deficit and cash flows for the six months ended December 31, 2006 and the year ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and June 30, 2006 and the results of its operations and its cash flows for the six months ended December 31, 2006 and the year ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
April 30, 2007

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**CONSOLIDATED BALANCE SHEETS**
**AS AT DECEMBER 31, 2006 AND JUNE 30, 2006**

| | December 31, 2006 $ | June 30, 2006 $ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 17,870,712 | 16,571,788 |
| Accounts receivable and advances | 7,093,900 | 3,357,157 |
| Unrealized gain on derivative instruments | - | 50,752 |
| Silver futures contract deposits (Note 3) | - | 930,018 |
| Inventory (Note 4) | 1,688,451 | 1,019,608 |
| Prepaid expenses | 61,025 | 164,648 |
| | **26,714,088** | **22,093,971** |
| **MINERAL PROPERTY INTERESTS** (Notes 5 and 6) | 138,870,884 | 81,753,787 |
| **PROPERTY, PLANT AND EQUIPMENT** (Note 10) | 19,776,682 | 8,827,115 |
| | **185,361,654** | **112,674,873** |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued liabilities | 8,557,624 | 4,492,232 |
| Current portion of long-term vendor liability (Note 6) | 13,341,380 | 13,341,380 |
| Current portion of Arrangement liability (Note 7) | 388,836 | - |
| Liability for the acquisition of Desmin (Note 8) | 1,165,300 | - |
| Employee profit sharing payable (Note 19) | 293,989 | 239,816 |
| Income taxes payable | 394,128 | 666,997 |
| | **24,141,257** | **18,740,425** |
| **LONG TERM VENDOR LIABILITY** (Note 6) | 13,341,380 | 13,341,380 |
| **LONG TERM ARRANGEMENT LIABILITY** (Note 7) | 388,836 | - |
| **FUTURE INCOME TAXES** (Note 15) | 36,784,192 | 21,158,636 |
| **OTHER LONG TERM LIABILITIES** (Note 18) | 1,518,304 | 1,208,302 |
| **ASSET RETIREMENT OBLIGATION** (Note 21) | 3,898,085 | 2,238,523 |
| | **80,072,054** | **56,687,266** |
| **NON-CONTROLLING INTEREST** (Note 20) | **-** | **2,077,940** |
| **SHAREHOLDERS' EQUITY** | | |
| **SHARE CAPITAL** (Note 11) | 103,466,619 | 43,780,469 |
| **SHARE CAPITAL TO BE ISSUED** (Note 7) | 9,294,020 | - |
| **SPECIAL WARRANTS** (Note 11) | - | 25,524,894 |
| **CONTRIBUTED SURPLUS** (Note 12) | 11,720,436 | 4,272,294 |
| **CUMULATIVE TRANSLATION ADJUSTMENT** | 7,910,502 | (154,205) |
| **DEFICIT** | (27,101,977) | (19,513,785) |
| | **105,289,600** | **53,909,667** |
| | **185,361,654** | **112,674,873** |

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 17)
COMMITMENTS (Note 19)

APPROVED BY THE BOARD OF DIRECTORS

*(Signed) Keith Neumeyer*
"Keith Neumeyer" Director

*(Signed) Douglas Penrose*
"Douglas Penrose" Director

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**
**FOR THE PERIODS ENDED DECEMBER 31, 2006 AND JUNE 30, 2006**

| | Six months ended December 31, 2006 | Twelve months ended June 30, 2006 (Note 2) |
|---|---|---|
| | $ | $ |
| **REVENUE** | | |
| Sales | 12,754,965 | 4,159,292 |
| Cost of sales (excluding accretion of the asset reclamation obligation, depreciation and depletion) | 11,068,717 | 3,788,564 |
| | 1,686,248 | 370,728 |
| **EXPENSES** | | |
| Accounting and administration services | 1,267,242 | 618,353 |
| Accretion of reclamation obligation | 81,391 | 89,597 |
| Audit and other professional fees | 288,158 | 454,608 |
| Corporate development | 367,196 | 470,947 |
| Depletion | 2,740,875 | 1,773,640 |
| Depreciation | 356,100 | 223,875 |
| Directors' fees | 44,707 | 22,000 |
| Exploration | 3,394 | 9,987 |
| Interest expense | 824,347 | 135,972 |
| Investor relations | 13,965 | 70,059 |
| Legal | 168,992 | 127,640 |
| Management fees | 91,039 | 135,697 |
| Office and other | 293,318 | 194,527 |
| Printing and stationery | 12,811 | 46,629 |
| Regulatory, AGM and transfer agent fees | 48,472 | 69,166 |
| Rent | 89,009 | 164,805 |
| Salaries and benefits | 273,505 | 162,679 |
| Stock-based compensation | 1,558,892 | 1,604,969 |
| Travel | 179,987 | 304,109 |
| Write-down of mineral property interests (Note 5(f)) | 2,860,512 | 384,930 |
| | 11,563,912 | 7,064,189 |
| **LOSS BEFORE OTHER ITEMS** | (9,877,664) | (6,693,461) |
| **OTHER ITEMS** | | |
| Interest and other income | 685,777 | 277,662 |
| Foreign exchange gain | 729 | 64,913 |
| Loss on dilution of investment in subsidiary | - | (89,283) |
| | 686,506 | 253,292 |
| **LOSS BEFORE INCOME TAXES** | (9,191,158) | (6,440,169) |
| **INCOME TAX (RECOVERY) EXPENSE** | | |
| Current | 260,517 | 203,490 |
| Future | (1,140,920) | (408,391) |
| | (880,403) | (204,901) |
| **NET LOSS BEFORE NON-CONTROLLING INTEREST** | (8,310,755) | (6,235,268) |
| **NON-CONTROLLING INTEREST** | 722,563 | 569,382 |
| **NET LOSS** | (7,588,192) | (5,665,886) |
| **DEFICIT - BEGINNING OF THE PERIOD** | 19,513,785 | 13,847,899 |
| **DEFICIT - END OF THE PERIOD** | 27,101,977 | 19,513,785 |
| **BASIC AND DILUTED LOSS PER COMMON SHARE** | (0.17) | (0.16) |
| **WEIGHTED AVERAGE SHARES OUTSTANDING** | 43,728,690 | 35,024,657 |

The accompanying notes are an integral part of these consolidated financial statements.

## FIRST MAJESTIC SILVER CORP.
## (FORMERLY FIRST MAJESTIC RESOURCE CORP.)
## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FOR THE PERIODS ENDED DECEMBER 31, 2006 AND JUNE 30, 2006

| | Six months ended December 31, 2006 $ | Twelve months ended June 30, 2006 $ |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net loss for the period | (7,588,192) | (5,665,886) |
| Adjustment for items not affecting cash | | |
| Depletion | 2,740,875 | 1,773,640 |
| Depreciation | 356,100 | 223,875 |
| Stock-based compensation | 1,558,892 | 1,604,969 |
| Accretion of reclamation obligation | 81,391 | 89,597 |
| Unrealized gain on futures contracts | - | (182,917) |
| Write-down of mineral property interests | 2,860,512 | 384,930 |
| Gain on sale of fixed assets | (25,695) | - |
| Future income taxes | (1,140,920) | (408,391) |
| Unrealized foreign exchange | (7,576) | (186,919) |
| Loss on dilution of investment in subsidiary | - | 89,283 |
| Non-controlling interest | (722,563) | (569,382) |
| | (1,887,176) | (2,847,201) |
| Net change in non-cash working capital items | | |
| Increase in accounts receivable and advances | (2,980,216) | (836,663) |
| Decrease in asset on derivative instrument | 50,752 | - |
| (Increase) decrease in inventory | (471,567) | 217,340 |
| Decrease in prepaid expenses | 106,244 | 78,910 |
| Increase in accounts payable and accrued liabilities | 3,848,426 | 856,913 |
| Increase in employee profit sharing payable | (123,317) | 156,692 |
| (Decrease) increase in taxes payable | (1,099,888) | 168,164 |
| | (2,556,742) | (2,205,845) |
| **INVESTING ACTIVITIES** | | |
| Decrease in silver futures contract deposits | 930,018 | 449,876 |
| Acquisition of First Silver Reserve Inc. less cash acquired (Notes 6 and 7) | (929,558) | (23,348,787) |
| Acquisition costs of Desmin S.A. de C.V. less cash acquired (Note 8) | (43,164) | - |
| Additions to plant and equipment | (10,035,282) | (3,434,209) |
| Expenditures on mineral property interests | (2,861,099) | (5,351,760) |
| Proceeds from sale of fixed assets | 77,790 | - |
| | (12,861,295) | (31,684,880) |
| **FINANCING ACTIVITIES** | | |
| Issuance of common shares and subscriptions, net of issue costs | 16,716,961 | 20,829,539 |
| Issuance of special warrants, net of issue costs | - | 26,074,894 |
| Shares issued by subsidiary to non-controlling interest | - | 153,357 |
| | 16,716,961 | 47,057,790 |
| **INCREASE IN CASH AND CASH EQUIVALENTS** | 1,298,924 | 13,167,065 |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD** | 16,571,788 | 3,404,723 |
| **CASH AND CASH EQUIVALENTS - END OF THE PERIOD** | 17,870,712 | 16,571,788 |
| **CASH AND CASH EQUIVALENTS IS COMPRISED OF:** | | |
| Cash | 7,066,680 | 5,606,367 |
| Term deposits | 10,804,032 | 10,965,421 |
| | 17,870,712 | 16,571,788 |
| **NON CASH INVESTING AND FINANCING ACTIVITIES:** | | |
| Liability for Desmin S.A. de C.V. (Note 8) | 1,165,300 | - |
| First Silver Arrangement liability (Note 7) | 777,672 | - |
| Shares issued for First Silver Arrangement (Note 7) | 32,486,850 | - |
| Conversion of special warrants to common shares (Note 11) | 25,524,894 | - |
| Contributed surplus on warrants issued upon conversion of special warrants | 2,607,000 | - |
| Fair value of warrants upon completion of private placements (Note 12) | 3,046,000 | 1,470,000 |
| Fair value of finder's warrants issued for private placement (Note 12) | 257,000 | - |
| Contributed surplus for First Majestic options issued for First Silver options (Note 12) | 173,250 | - |
| Transfer of contributed surplus to common shares for options exercised | 194,000 | 329,100 |
| Issuance of shares for mineral property interests (Note 11) | - | 450,000 |
| Issuance of vendor liability on the acquisition of First Silver (Note 6) | - | 26,682,759 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Company trades on the TSX Venture Exchange under the symbol "FR".

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business. During the six months ended December 31, 2006, the Company recorded a net loss of $7,588,192 (June 30, 2006 - $5,665,886) and at December 31, 2006 the Company had working capital of $2,572,831.

The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately its ability to achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that might be necessary, should the Company be unable to continue as a going concern.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

***Basis of Presentation***

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, First Majestic Resources Mexico, S.A. de C.V. ("FMR Mexico"), First Silver Reserve Inc. ("First Silver") and its subsidiary, Minera El Pilon S.A. de C.V., (see Notes 6 and 7) and Desmin S.A. de C.V. ("Desmin") (see Note 8). Inter-company balances and transactions are eliminated on consolidation.

In 2006, the Company changed its fiscal year end from June 30 to December 31. As a result, these financial statements include the financial position as at December 31, 2006 and the results of operations and changes in cash flows for the six months then ended. The comparative figures include the financial position as at June 30, 2006 and the results of operations and changes in cash flows for the year then ended.

***Measurement Uncertainties***

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas where management judgment is applied include, among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves, income tax provisions, the determination of the fair value of assets acquired in recent business combinations and the amount of future site reclamation costs and asset retirement obligations. Actual results could differ from those reported.

***Cash and Cash Equivalents***

Cash and cash equivalents consist of cash and money market instruments with terms to maturity not exceeding 90 days at date of issue. The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

***Inventories***

Ore in process is valued at the lower of cost and net realizable value. Cost is determined as the average production cost of saleable silver and metal byproduct. Materials and supplies are valued at the lower of cost and replacement cost.

***Mineral Property Interests***

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs will be amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The Company reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The carrying value of exploration stage mineral property interests represent costs incurred to date. The Company is in the process of exploring its other mineral properties interests and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, and upon future profitable production.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

***Asset Retirement Obligations and Reclamation Costs***

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial value and amortized over the mineral property's useful life based on a units-of-production method.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

***Translation of Foreign Currencies***

(i) Subsidiary Financial Statements

The Company considers FMR Mexico to be operationally integrated with the parent company and, therefore, it uses the temporal method to translate the accounts of FMR Mexico. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

The Company considers First Silver and Desmin to be self-sustaining foreign operations that are financially and operationally independent of the parent company and, therefore, it uses the current rate method to translate the accounts of First Silver and its wholly owned subsidiary, Minera El Pilon S.A. de C.V. ("El Pilon"), and Desmin. Under this method, assets and liabilities have been translated at the period-end rate and revenues and expenses at the average exchange rate during the period. Unrealized translation gains or losses are deferred as a separate component of shareholders' equity.

(ii) Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

***Income Taxes***

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

***Property, Plant and Equipment***

Property, plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the straight line method over the following useful lives:

| | | |
|---|---|---|
| Computer equipment | 3 years | straight-line |
| Automobile | 5 years | straight-line |
| Office equipment | 5 years | straight-line |
| Mine and mill equipment | 10 years | straight-line |
| Buildings | 20 years | straight-line |

Construction in progress costs are not amortized until the related asset is complete, ready for use and utilized in commercial production.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

***Revenue Recognition***

Revenue from the sale of silver is recorded in the accounts when title transfers to the customer, which generally occurs on the date of shipment, when collection is reasonably assured and when the price is reasonably determined. Revenue is recorded in the statement of operations net of treatment and refining costs paid to counterparties. Revenue from the sale of silver is subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal price changes are recorded monthly and any other adjustments are recorded on final settlement. Byproduct revenue is included as a component of sales.

***Impairment of Long-Lived Assets***

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use or disposal. In the event that a long-lived asset is determined to be impaired, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

***Loss Per Share***

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

***Stock Based Compensation***

The Company uses the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and stock based awards that call for settlement in cash or other assets. The compensation expense is determined as the fair value of the option at the date of grant calculated using the *Black-Scholes Option Pricing Model*. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded is credited to share capital. The effect of forfeitures of stock based compensation is recorded as an adjustment to stock based compensation expense in the period the stock based compensation is forfeited.

***Derivatives***

The Company periodically uses foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and silver prices. Derivative positions are recorded on the balance sheet at fair value with changes in fair value recorded in the statement of operations and deficit.

***New Accounting Standards Applicable in 2007***

In January 2005, the CICA issued three new standards relating to financial instruments intended to increase harmonization with U.S. GAAP and International Financial Reporting Standards. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Company will adopt these standards beginning on January 1, 2007.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

*Financial Instruments – Recognition and Measurement, Section 3855*

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. This standard also specifies how financial instrument gains and losses are to be presented.

Derivative contracts and embedded derivatives in non-derivative contracts are to be recorded on the balance sheet at their respective fair values, with any mark-to-market adjustments included in net income.

*Hedges, Section 3865*

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

*Comprehensive Income, Section 1530*

This standard requires the presentation of comprehensive income and its components. Other comprehensive income includes holding gains and losses on certain investments that are classified as available-for-sale, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until they are realized.

Management is evaluating the effects of the adoption of these standards on the Company's financial statements.

## 3. SILVER FUTURES CONTRACTS

At December 31, 2006, the Company had no futures contracts outstanding. On June 30, 3006, the Company had futures contracts for the receipt of 85,000 ounces of silver at a price of US$10.384 per ounce. In connection with these contracts, the Company provided deposits of $nil (June 30, 2006 - $930,018). The fair value of these contracts at December 31, 2006 is $nil (June 30, 2006 - $50,752).

## 4. INVENTORIES

Inventories consist of the following:

| | December 31, 2006<br>$ | June 30, 2006<br>$ |
|---|---|---|
| Finished product (silver dore and concentrates) | 15,223 | 7,129 |
| Ore in process | 182,064 | 187,729 |
| Materials and supplies | 1,491,164 | 824,750 |
| | 1,688,451 | 1,019,608 |

## 5. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests, net of depletion, are as follows:

| | December 31, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Acquisition Costs | Deferred Exploration Costs | Total Costs | Acquisition Costs | Deferred Exploration Costs | Total Costs |
| | $ | $ | $ | $ | $ | $ |
| **MEXICO** | | | | | | |
| **Producing properties** | | | | | | |
| La Parrilla (a) | 4,791,406 | 1,527,602 | 6,319,008 | 3,384,535 | 1,225,156 | 4,609,691 |
| San Martin (b) | 23,493,057 | - | 23,493,057 | 13,173,118 | - | 13,173,118 |
| | 28,284,463 | 1,527,602 | 29,812,065 | 16,557,653 | 1,225,156 | 17,782,809 |
| **Exploration properties** | | | | | | |
| San Martin (b) | 101,284,020 | - | 101,284,020 | 57,502,776 | - | 57,502,776 |
| La Encantada [1] | 1,741,643 | 20,056 | 1,761,699 | - | - | - |
| Chalchihuites (c) (f) | 2,730,020 | 1,068,199 | 3,798,219 | 2,345,459 | 613,978 | 2,959,437 |
| Candamena (d) | 1,695,509 | 297,956 | 1,993,465 | 1,522,137 | 92,725 | 1,614,862 |
| Quitaboca (e) [2] | 118,713 | 102,703 | 221,416 | - | - | - |
| Dios Padre (f) | - | - | - | 1,136,239 | 567,117 | 1,703,356 |
| La Candelaria (f) | - | - | - | 106,423 | 84,124 | 190,547 |
| | 107,569,905 | 1,488,914 | 109,058,619 | 62,613,034 | 1,357,944 | 63,970,978 |
| | 135,854,368 | 3,016,516 | 138,870,884 | 79,170,687 | 2,583,100 | 81,753,787 |

(1) Exploitation rights for the La Encantada Silver Mine. See Note 8.

(2) For properties held by First Silver, all amounts are aggregated into acquisition costs. No part of the purchase price was allocated to the Quitaboca property.

Details of expenditures by nature and property are summarized in Schedule "A" – Consolidated Summary of Mineral Property Interest to these financial statements.

**5. MINERAL PROPERTY INTERESTS (continued)**

(a) La Parrilla Silver Mine, Durango

The La Parrilla Silver Mine is located approximately 65 kilometres southeast of the city of Durango, Mexico and includes mining equipment, a processing mill, and mining concessions covering an area of 21,890 hectares including the concessions acquired below and the staking of an additional claim block of 18,466 hectares in October 2006. The La Parrilla Mine began commercial silver production in October 2004.

In September 2005, the Company acquired a 100% interest in mineral claims known as the La Encarnacion and San Ignacio Dos mining claims at La Parrilla, Durango, Mexico.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico. The Company has the option to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years.

The above amounts are paid and future option payments are due as follows (all amounts in US$):

| | |
|---|---|
| For land | $ 4,000 |
| August 21, 2006 | 479,160 |
| August 22, 2006 | 509,520 |
| November 21, 2006 | 116,160 |
| November 22, 2006 | 123,520 |
| ***Paid*** | ***$ 1,232,360*** |
| | |
| February 21, 2007 (subsequently paid) | 116,160 |
| February 22, 2007 (subsequently paid) | 123,520 |
| May 21, 2007 | 116,160 |
| May 22, 2007 | 123,520 |
| August 21, 2007 | 116,160 |
| August 22, 2007 | 123,520 |
| November 21, 2007 | 145,200 |
| November 22, 2007 | 154,400 |
| February 21, 2008 | 145,200 |
| February 22, 2008 | 154,400 |
| May 21, 2008 | 217,800 |
| May 22, 2008 | 231,600 |
| ***Future Option Payments*** | ***$ 1,767,640*** |
| | |
| ***Total*** | ***$ 3,000,000*** |

In addition to these payments, the agreements call for a net smelter royalty ("NSR") of 1.5% of sales revenues to a maximum of US$2,500,000. The Company has the option to purchase the NSR at any time for US$2,000,000.

## 5. MINERAL PROPERTY INTERESTS (continued)

(b) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine, located near the town of San Martin de Bolaños in Northern Jalisco State, Mexico, comprises approximately 7,840 hectares of mineral rights and approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of land at the mill site. The Company owns 100% of the San Martin Silver Mine, a producing mining property.

(c) Chalchihuites Group Properties, Zacatecas

On June 8, 2004, the Company entered into an option agreement to purchase five mining concessions and one mining exploration concession covering with a total of 88.84 hectares located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate amount of US$4,000,000 payable over a three-year period to June 8, 2007 (US$2,000,000 paid as at December 31, 2006) and incurring a total of US$500,000 of expenditures on the property over the same three-year period (US$875,685 incurred at December 31, 2006).

On July 7, 2004, the Company entered into an option agreement to acquire ten additional concessions comprising of 204 hectares adjoining the north-west boundary of the land package. The total consideration is US$1,650,000 payable over a three-year period (US$1,000,000 paid as at December 31, 2006). The terms of this option agreement were satisfied in the subsequent period (see Note 22(f)).

On August 29, 2005, the Company entered into an option agreement to acquire the La Esperanza and the San Rafael mining concessions comprising approximately 29 hectares in the Chalchihuites area for a total purchase price of US$175,000 payable over a three-year period (US$50,000 paid as at December 31, 2006).

## 5. MINERAL PROPERTY INTERESTS (continued)

(c) Chalchihuites Group Properties, Zacatecas (continued)

The above amounts are paid and future option payments are due as follows (all amounts in US$):

| | |
|---|---|
| June 8, 2004 | $ 100,000 |
| July 7, 2004 | 10,000 |
| December 8, 2004 | 100,000 |
| January 7, 2005 | 20,000 |
| June 8, 2005 | 300,000 |
| July 7, 2005 | 220,000 |
| August 31, 2005 | 10,000 |
| December 8, 2005 | 500,000 |
| January 7, 2006 | 250,000 |
| March 1, 2006 | 20,000 |
| June 8, 2006 | 500,000 |
| July 7, 2006 | 500,000 |
| September 1, 2006 | 20,000 |
| December 8, 2006 | 500,000 |
| ***Paid*** | ***$ 3,050,000*** |
| January 7, 2007 (subsequently paid) | 500,000 |
| March 1, 2007 (subsequently paid) | 30,000 |
| June 8, 2007 | 2,000,000 |
| July 7, 2007 (subsequently paid) (Note 22(h)) | 150,000 |
| September 1, 2007 | 30,000 |
| March 1, 2008 | 65,000 |
| ***Future Option Payments*** | ***$ 2,775,000*** |
| ***Total*** | ***$ 5,825,000*** |

A finder's fee in the aggregate of US$241,549 (2005 - US$303,750) is payable to a director of the Company, only in the event that all of the option agreements are exercised. Subsequent to the period end, a finder's fee in the amount of US$68,422 was paid to the director. See Note 22(f).

## 5. MINERAL PROPERTY INTERESTS (continued)

(d) Candameña Mining District Property, Chihuahua

In December 2004, the Company signed two option agreements for the purchase of the Candameña Mining District Property ("Candameña") located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares. The payment schedule to one of the agreements was amended on May 24, 2005 and November 30, 2006 and a 1% NSR, payable up to a maximum of US$4,000,000, was cancelled on November 30, 2006.

The Company will now pay US$7,600,000 over a four-year period (US$925,000 paid as at December 31, 2006) pursuant to the terms of the option agreements.

The above amounts are paid and future option payments are due as follows (all amounts in US$):

| | |
|---|---|
| November 29, 2004 | $ 150,000 |
| February 28, 2005 | 50,000 |
| May 29, 2005 | 150,000 |
| November 29, 2005 | 175,000 |
| May 29, 2006 | 250,000 |
| November 29, 2006 | 150,000 |
| ***Paid*** | ***$ 925,000*** |
| February 28, 2007 (subsequently paid) | 100,000 |
| May 29, 2007 | 200,000 |
| August 29, 2007 | 150,000 |
| November 29, 2007 | 675,000 |
| February 29, 2008 | 600,000 |
| May 29, 2008 | 1,575,000 |
| November 29, 2008 | 3,375,000 |
| ***Future option payments*** | ***$ 6,675,000*** |
| ***Total*** | ***$ 7,600,000*** |

## 5. MINERAL PROPERTY INTERESTS (continued)

(e) Quitaboca Silver Project, Sinaloa, Mexico

On November 25, 2004, the Company entered into an option agreement with Consorcio Minero Latinamericano, S.A. de C.V. ("Consorcio"), a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims (the "Quitaboca Silver Project") covering 3,718 hectares located in the State of Sinaloa, Mexico. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments through November 25, 2010. A 2.5% NSR on the claims may be purchased for an additional US$500,000 at any time during the term of the agreement or for a period of 12 months thereafter.

The above amounts are paid and future option payments are due as follows (all amounts in US$):

| | |
|---|---|
| November 25, 2004 | $ 20,000 |
| May 25, 2005 | 30,000 |
| November 25, 2005 | 50,000 |
| May 25, 2006 | 75,000 |
| November 25, 2006 | 100,000 |
| ***Paid*** | ***$ 275,000*** |
| May 25, 2007 | 125,000 |
| November 25, 2007 | 150,000 |
| May 25, 2008 | 175,000 |
| November 25, 2008 | 200,000 |
| May 25, 2009 | 250,000 |
| November 25, 2009 | 275,000 |
| May 25, 2010 | 500,000 |
| November 25, 2010 | 550,000 |
| ***Future Option Payments*** | ***$ 2,225,000*** |
| ***Total*** | ***$ 2,500,000*** |

(f) Properties Written Off

During the period ended December 31, 2006, management elected not to proceed with the acquisitions of the Dios Padre Silver Project, the La Candelaria Silver Project and five of the Chalchihuites Group properties (Beatriz, Esmeraldita, Nueva India, Tayoltita and Verdiosa). Accordingly, the historical investments in these properties totalling $1,899,789, $292,753 and $688,766, respectively, were written off during the period. In addition, certain exploration costs of $14,428 relating to the La Parrilla property were written off at December 31, 2006.

During the period ended June 30, 2006, management wrote off acquisition and exploration costs totaling $384,930 on two of the Chalchihuites properties known as El Magistral and La Esmeralda.

## 6. ACQUISITION OF FIRST SILVER RESERVE INC.

On April 3, 2006, First Majestic entered into an irrevocable share purchase agreement to acquire approximately 63.75% of the issued and outstanding shares of First Silver Reserve Inc. ("First Silver") from the major shareholder of First Silver (the "Shareholder"). First Silver's wholly owned subsidiary, El Pilon, is the sole owner of the San Martin Silver Mine in Jalisco State, Mexico.

First Majestic purchased 24,649,200 common shares of First Silver (the "Acquisition") at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable to the Shareholder in three installments. The first installment of $26,682,759, representing 50% of the purchase price, was paid on closing of the Acquisition on May 30, 2006. Two additional installments of $13,341,380, each representing 25% of the purchase price, are payable on the first and second anniversaries of the closing of the Acquisition. An interest amount of 6% per annum, simple interest, is payable quarterly on the two outstanding payments.

The Shareholder has an outstanding legal dispute which could result in a settlement increasing his shareholding of First Silver by 3,700,000 shares. The Shareholder has agreed to sell the 3,700,000 shares of First Silver to First Majestic on the same terms set out above if he is awarded these shares.

The Acquisition has been accounted for using the purchase method. First Majestic is the acquirer and the business acquired has been recorded at its estimated fair value. The results of operations of First Silver have been consolidated with the operations of the Company effective June 1, 2006.

The allocation of the purchase price to the assets acquired and liabilities assumed, based on the 63.75% of First Silver acquired, is as follows:

| | | |
|---|---|---|
| Consideration: | | |
| Cash on closing | | $ 26,682,757 |
| Short-term vendor liability | | 13,341,380 |
| Long-term vendor liability | | 13,341,380 |
| Other costs incurred relating to the Acquisition | | 222,340 |
| | | $ 53,587,857 |
| Allocation of purchase price | | |
| Net working capital | | $ 5,333,616 |
| Property, plant and equipment | | 2,977,551 |
| Mineral property interests: | | |
| Proven and probable mineral reserves | $ 16,200,681 | |
| Value of mineral resources beyond proven and probable | 55,609,505 | |
| | 71,810,186 | 71,810,186 |
| Future income taxes | | (21,342,466) |
| Asset retirement obligations | | (1,140,520) |
| Other long-term liabilities | | (1,823,617) |
| Non-controlling interest | | (2,226,893) |
| | | $ 53,587,857 |

## 7. PLAN OF ARRANGEMENT WITH FIRST SILVER RESERVE INC.

On June 5, 2006, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the remaining 36.25% of the outstanding securities of First Silver which were not previously acquired by First Majestic, resulting in First Silver becoming a wholly owned subsidiary of First Majestic. Under the terms of the plan of arrangement (the "Arrangement"), First Majestic acquired the remaining issued and outstanding First Silver shares in consideration for either: (i) the issuance of one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment in the amount of $2.165 per First Silver share payable on the basis of 50% upon the completion of the Arrangement and the balance payable in two equal installments on the first and second anniversaries of the date of closing of the Arrangement, with interest payable quarterly and compounded annually at 6.0% per annum on the unpaid balances from the closing of the Arrangement.

The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and closed on September 14, 2006.

At closing First Silver option holders exchanged, on a two for one basis, 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011 for 12,500 stock options of First Majestic exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options of First Majestic exercisable at a price of $4.30 per share expiring on June 19, 2011, respectively. The stock options granted were valued at $693,000 using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.02%, estimated volatility of 68%, expected life of 2 to 3 years and expected dividend yield of 0%). At December 31, 2006, $275,682 of this amount was credited to contributed surplus and $417,318 was designated as deferred compensation and will be credited to contributed surplus in future periods as the related stock options vest.

The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

The Arrangement was accounted for using the purchase method with shares of First Majestic issued as partial consideration valued at $4.84 per share based on the volume adjusted average share price for the two days before and after the announcement date.

The former shareholders of First Silver had until December 13, 2006 to deposit their completed Letters of Transmittal and to elect to receive either cash or shares of First Majestic on such terms as further described herein, after which time the former shareholders of First Silver would only be entitled to receive shares of First Majestic. At December 31, 2006, the former shareholders of First Silver tendered for cash 718,404 common shares of First Silver. The holders of another 9,583,813 shares of First Silver tendered for shares of First Majestic while the remaining 3,840,504 shares of First Silver may only be tendered for shares of First Majestic. At December 31, 2006, the Company recorded $9,294,020 as share capital for 1,920,252 shares of First Majestic to be issued to the former shareholders of First Silver.

## 7. PLAN OF ARRANGEMENT WITH FIRST SILVER RESERVE INC. (continued)

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by a former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

The allocation of the purchase price to the assets acquired and liabilities assumed, of the remaining 36.25% of First Silver acquired, is as follows:

| | | |
|---|---|---|
| Consideration: | | |
| Cash | | $ 777,673 |
| Arrangement liability | | |
| Current | | 388,836 |
| Long-term | | 388,836 |
| Shares issued | | 23,192,830 |
| Shares to be issued | | 9,294,020 |
| Fair value of options vested | | 173,250 |
| Other costs incurred relating to the Arrangement | | 151,885 |
| | | $ 34,367,330 |
| Allocation of purchase price | | |
| Net working capital | | $ 1,663,516 |
| Property, plant and equipment | | 1,046,815 |
| Mineral property interests: | | |
| Proven and probable mineral reserves | $ 8,478,548 | |
| Value of mineral resources beyond proven and probable | 37,291,354 | |
| | 45,769,902 | 45,769,902 |
| Future income taxes | | (13,224,517) |
| Asset retirement obligations | | (417,426) |
| Other long-term liabilities | | (470,960) |
| | | $ 34,367,330 |

## 8. ACQUISITION OF DESMIN S.A. DE C.V. (continued)

In August 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Desmin S.A. de C. V. ("Desmin"), a privately held Mexican mining company. The Company has agreed to pay US$1.5 million over a six-month period for all of the issued and outstanding shares of Desmin, resulting in Desmin becoming a wholly owned subsidiary of the Company.

The above amounts are paid and payable as follows (all amounts in US$):

| | | |
|---|---|---|
| November 1, 2006 | $ | 500,000 |
| ***Paid*** | ***$*** | ***500,000*** |
| January 31, 2007 (subsequently paid) | | 500,000 |
| April 30, 2007 (subsequently paid) | | 500,000 |
| ***Payable*** | ***$*** | ***1,000,000*** |
| ***Total*** | ***$*** | ***1,500,000*** |

Desmin's primary asset is an exploitation contract which covers the operation of the La Encantada Silver Mine located in Coahuila State, Mexico. The exploitation contract provides Desmin the right to exploit all properties within a 985 hectare land package, including the operations of the mine and mill and all the ancillary installations and associated equipment. In addition, Desmin has an option to purchase the La Encantada Silver Mine including the mill and surrounding mining claims.

Desmin had a sliding scale royalty arrangement with Minera La Encantada S.A. de C.V. which was subsequently cancelled upon the Company acquiring Minera La Encantada S.A. de C.V. in the subsequent period (Note 9).

The acquisition of Desmin has been accounted for using the purchase method, with First Majestic identified as the acquirer and recording the business acquired at its estimated fair value. The results of operations of Desmin have been consolidated into the operations of the Company effective November 1, 2006.

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

| | | |
|---|---|---|
| Consideration: | | |
| Cash paid on closing | $ | 565,750 |
| Short-term liability (US$1,000,000) | | 1,131,500 |
| Other costs incurred relating to the acquisition of Desmin | | 8,055 |
| | $ | 1,705,305 |
| Allocation of purchase price | | |
| Net working capital | $ | 299,177 |
| Property, plant and equipment | | 131,754 |
| Mining rights | | 1,769,964 |
| Future income taxes | | (495,590) |
| | $ | 1,705,305 |

## 8. ACQUISITION OF DESMIN S.A. DE C.V.

The preliminary determination of the fair value of the Desmin's assets and liabilities acquired is based on management's best estimate at the date of these financial statements. The Company has not completed its assessment of the fair value of the assets acquired which includes obtaining independent valuations for certain assets and liabilities, and expects to complete the process and finalize its estimates in the new fiscal year. Any changes to the preliminary allocation of fair value of the Desmin net assets acquired will be recorded in the period they are determined.

## 9. ACQUISITION OF MINERA LA ENCANTADA S.A. DE C.V.

In December 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C.V. ("La Encantada"), a Mexican mining company owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S. A. de C.V. (collectively referred to as "Peñoles" herein) for the purchase price of US$3,250,000 and a 4% NSR. La Encantada's primary asset is the La Encantada Silver Mine in Coahuila State, Mexico. A non-refundable deposit of US$1,000,000 was made on the date of the agreement and the balance was paid upon closing. Pursuant to the terms of the agreement, the Company exercised its option to acquire the 4% NSR in exchange for 382,582 common shares and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period. At closing, all royalties underlying the La Encantada Silver Mine, including the royalty agreement with Desmin (Note 8), were cancelled. This acquisition was completed subsequent to December 31, 2006 (Note 22(g)).

## 10. PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

| | December 31, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost<br>$ | Accumulated Depreciation<br>$ | Net Book Value<br>$ | Cost<br>$ | Accumulated Depreciation<br>$ | Net Book Value<br>$ |
| La Parrilla Silver Mine | 13,835,500 | 416,209 | 13,419,291 | 6,437,069 | 318,214 | 6,118,855 |
| San Martin Silver Mine | 6,116,717 | 213,952 | 5,902,765 | 2,714,773 | 22,220 | 2,692,553 |
| La Encantada Silver Mine | 435,225 | 57,268 | 377,957 | - | - | - |
| Other | 104,303 | 27,634 | 76,669 | 34,236 | 18,529 | 15,707 |
| | 20,491,745 | 715,063 | 19,776,682 | 9,186,078 | 358,963 | 8,827,115 |

## 10. PROPERTY, PLANT AND EQUIPMENT (continued)

Details by specific assets are as follows:

| | December 31, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| Land | 66,049 | - | 66,049 | 54,740 | - | 54,740 |
| Automobile | 262,552 | 18,317 | 244,235 | 189,476 | 10,868 | 178,608 |
| Buildings | 1,005,504 | 71,551 | 933,953 | 1,015,030 | 46,396 | 968,634 |
| Machinery and equipment | 7,751,740 | 577,649 | 7,174,091 | 4,017,264 | 281,041 | 3,736,223 |
| Computer equipment | 48,646 | 12,686 | 35,960 | 29,557 | 1,741 | 27,816 |
| Office equipment | 184,759 | 34,605 | 150,154 | 118,207 | 18,917 | 99,290 |
| Construction in progress | 11,172,495 | 255 | 11,172,240 | 3,761,804 | - | 3,761,804 |
| | 20,491,745 | 715,063 | 19,776,682 | 9,186,078 | 358,963 | 8,827,115 |

## 11. SHARE CAPITAL

*(a)* ***Authorized*** - unlimited number of common shares without par value

| ***Issued*** | December 31, 2006 | | June 30, 2006 | |
|---|---|---|---|---|
| | Shares | $ | Shares | $ |
| Balance - beginning of period | 35,038,157 | 43,780,469 | 23,644,717 | 23,488,473 |
| Issued during the period | | | | |
| For cash: | | | | |
| Exercise of options | 255,000 | 579,750 | 710,000 | 963,900 |
| Exercise of warrants | 184,316 | 414,711 | 4,407,066 | 7,887,245 |
| Private placements | 4,429,250 | 12,419,500 | 6,076,374 | 10,661,751 |
| For exercise of special warrants (i) | 7,000,000 | 22,885,359 | - | - |
| For mineral properties | - | - | 200,000 | 450,000 |
| For First Silver Arrangement (Note 7) | 4,791,907 | 23,192,830 | - | - |
| Transfer of contributed surplus for stock options exercised | - | 194,000 | - | 329,100 |
| Balance - end of the period | 51,698,630 | 103,466,619 | 35,038,157 | 43,780,469 |

(i) On April 20, 2006, the Company completed a private placement financing of 7,000,000 special warrants at a price of $4.00 per special warrant for total gross proceeds of $28 million and net proceeds after expenses of the issue of $25,492,359. Each special warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole warrant will be exercisable at a price of $5.00 until October 20, 2007. The Company filed a short form prospectus dated July 19, 2006 qualifying the distribution of 7,000,000 common shares and 3,499,999 share purchase warrants issued upon the exercise of 7,000,000 special warrants and 420,000 broker warrants issued upon the exercise of 420,000 compensation options. Each broker warrant is exercisable to purchase one common share at $4.00 per share until October 20, 2007. The fair value of the warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.19%, estimated volatility of 49.55%, expected life of 1.5 years and expected dividend yield of 0%) and $2,607,000 was credited to contributed surplus.

## 11. SHARE CAPITAL (continued)

(ii) On November 28, 2006, the Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300 and net proceeds after expenses of the issue of $15,465,500. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $4.25 per share until November 27, 2008. The fair value of the warrants was estimated to be $3,046,000 and was allocated to contributed surplus. A finder's fee of $189,500 cash, other issue costs of $33,300 and 122,824 warrants exercisable at a price of $4.25 per share expiring on November 27, 2008 with an estimated fair value of $257,000 was paid on a portion of this private placement. The fair value of the warrants and the finder's warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 3.91%, estimated volatility of 82.02%, expected life of 2 years and expected dividend yield of 0%).

### *(b) Stock Options*

In September 2006, the Company adopted a new stock option plan (the "2006 Plan") to replace the previous stock option plan, approved by the Company's shareholders on December 15, 2005. The maximum number of shares reserved for issuance under the 2006 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the period ended December 31, 2006, are as follows:

| | December 31, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price ($) | Weighted Average Remaining Life | Number of Shares | Weighted Average Exercise Price ($) | Weighted Average Remaining Life |
| Balance, beginning of the period | 2,954,600 | 2.43 | 1.46 years | 2,065,000 | 1.68 | 1.65 years |
| Granted | 2,427,900 | 4.26 | 3.86 years | 1,694,600 | 2.89 | 2.29 years |
| Exercised | (255,000) | 2.27 | 0.31 years | (710,000) | 1.36 | 0.83 years |
| Cancelled or expired | (75,000) | 3.97 | 1.53 years | (95,000) | 2.29 | 1.77 years |
| Balance, end of the period | 5,052,500 | 3.30 | 2.34 years | 2,954,600 | 2.43 | 1.46 years |

The following table summarizes both the stock options outstanding and those that are exercisable at December 31, 2006:

## 11. SHARE CAPITAL (continued)

### *(b) Stock Options (continued)*

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 1.42 | 250,000 | 250,000 | February 10, 2007 |
| 2.25 | 100,000 | 100,000 | April 1, 2007 |
| 2.39 | 50,000 | 50,000 | April 18, 2007 |
| 1.80 | 360,000 | 360,000 | June 21, 2007 |
| 2.10 | 25,000 | 18,750 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 225,000 | 168,750 | December 16, 2007 |
| 1.79 | 200,000 | 200,000 | January 12, 2008 |
| 3.75 | 25,000 | 12,500 | March 8, 2008 |
| 4.05 | 100,000 | 50,000 | March 20, 2008 |
| 2.10 | 240,000 | 180,000 | November 9, 2008 |
| 2.45 | 650,000 | 487,500 | December 16, 2008 |
| 4.35 | 200,000 | 100,000 | April 13, 2008 |
| 5.04 | 49,600 | 24,800 | April 25, 2008 |
| 4.55 | 25,000 | 6,250 | July 6, 2008 |
| 3.29 | 50,000 | 12,500 | October 16, 2008 |
| 3.28 | 100,000 | 25,000 | October 17, 2008 |
| 3.28 | 12,500 | 3,125 | June 13, 2009 |
| 4.32 | 1,045,400 | 261,350 | December 6, 2009 |
| 4.30 | 550,000 | 137,500 | June 19, 2011 |
| 4.32 | 245,000 | 61,250 | December 6, 2011 |
| 4.41 | 400,000 | 100,000 | December 22, 2011 |
| | 5,052,500 | 2,759,275 | |

During the period ended December 31, 2006, the Company granted stock options to directors, officers, employees and consultants to purchase 2,427,900 shares of the Company. Pursuant to the Company's policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $1,558,892 has been recorded as an expense in the period relating to these options.

The fair value of stock options granted is estimated using the *Black-Scholes Option Pricing Model* with the following weighted average assumptions:

| | December 31, 2006 | June 30, 2006 |
|---|---|---|
| Risk-free interest rate | 3.9% | 3.8% |
| Estimated volatility | 80.5% | 45.7% |
| Expected life | 2.9 years | 1.3 years |
| Expected dividend yield | 0% | 0% |

The weighted average fair value per share of the options granted during the period ended December 31, 2006 was $2.01 (June 30, 2006 - $0.66). For the period ended December 31, 2006, stock based compensation in the amount of $3,654,750 relating to previously granted stock options will be recognized as an expense in future periods.

## 11. SHARE CAPITAL (continued)

### *(c) Share Purchase Warrants*

The changes in share purchase warrants for the period ended December 31, 2006 are as follows:

| | December 31, 2006 | | | June 30, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry |
| Balance, beginning of the year | 2,693,139 | 2.44 | 1.38 years | 4,062,018 | 1.75 | 0.57 years |
| Issued (i) (ii) | 6,257,448 | 4.65 | 1.50 years | 3,038,187 | 2.42 | 2.00 years |
| Exercised | (184,316) | 2.25 | 1.02 years | (4,407,066) | 1.79 | 0.24 years |
| Balance, end of the year | 8,766,271 | 4.02 | 1.12 years | 2,693,139 | 2.44 | 1.38 years |

(i) The Company filed a short form prospectus dated July 19, 2006 qualifying the distribution of 7,000,000 common shares and 3,499,999 share purchase warrants issued upon the exercise of 7,000,000 special warrants and 420,000 broker warrants issued upon the exercise of 420,000 compensation options. Each share purchase warrant is exercisable to purchase one common share at $5.00 per share until October 20, 2007. Each broker warrant is exercisable to purchase one common share at $4.00 per share until October 20, 2007.

(ii) On November 28, 2006, the Company issued 2,214,625 share purchase warrants exercisable at a price of $4.25 per share expiring on November 27, 2008 pursuant to a private placement of 4,429,250 units at a price of $3.60 per unit. In connection therewith, 122,824 finder's warrants exercisable at a price of $4.25 per share expiring on November 27, 2008 were issued.

The following table summarizes the share purchase warrants outstanding at December 31, 2006:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 1,008,823 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,499,999 | October 20, 2007 |
| 2.60 | 1,500,000 | December 14, 2007 |
| 4.25 | 2,337,449 | November 27, 2008 |
| | 8,766,271 | |

## 12. CONTRIBUTED SURPLUS

The components of contributed surplus are as follows:

| | Six months ended December 31, 2006 | Year ended June 30, 2006 |
|---|---|---|
| | $ | $ |
| Balance, beginning of the period | 4,272,294 | 1,333,137 |
| Stock option expense during the period | 1,558,892 | 528,112 |
| Stock option expense of subsidiary, net of non-controlling interest portion of $356,712 | - | 720,145 |
| Fair value of First Majestic options exchanged for First Silver options | 173,250 | - |
| Compensation options issued during the period | - | 550,000 |
| Conversion of special warrants | 2,607,000 | - |
| Warrants issued during the period | 3,046,000 | 1,470,000 |
| Finder's warrants issued during the period | 257,000 | - |
| Transfer to share capital for options exercised during the period | (194,000) | (329,100) |
| | 11,720,436 | 4,272,294 |

## 13. RELATED PARTY TRANSACTIONS

During the period ended December 31, 2006, the Company:

(a) incurred $91,039 (June 30, 2006 - $135,697) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $15,000 (June 30, 2006 - $65,000) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $92,792 (June 30, 2006 - $187,588) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

## 14. SEGMENTED INFORMATION

The Company considers that it has four operating segments as a result of the acquisitions of First Silver and Desmin. These reportable operating segments are summarized in the table below.

| | Six months ended December 31, 2006 | | | | |
|---|---|---|---|---|---|
| | First Silver Mexican operations | First Majestic Mexican operations | Desmin Mexican operations | Corporate and other eliminations (1) | Totals |
| Silver sales | $ 9,456,895 | $ 1,530,722 | $ 1,767,348 | $ - | $ 12,754,965 |
| Cost of sales | 8,336,816 | 1,584,409 | 1,147,492 | - | 11,068,717 |
| Depreciation and depletion | 2,833,663 | 180,458 | 73,749 | 9,105 | 3,096,975 |
| Loss (earnings) from operations | 2,725,760 | 3,472,650 | (185,764) | 3,865,018 | 9,877,664 |
| Net interest and other income | 133,957 | (861,466) | 22,388 | 1,391,627 | 686,506 |
| Income tax recovery | (742,252) | - | (138,151) | - | (880,403) |
| Net earnings (loss) | (1,849,551) | (4,334,115) | 346,303 | (1,750,829) | (7,588,192) |
| Total long lived assets | 130,901,258 | 25,529,983 | 2,139,656 | 76,669 | 158,647,566 |

(1) All corporate operations are in Canada.

| | Year ended June 30, 2006 | | | | |
|---|---|---|---|---|---|
| | First Silver Mexican operations | First Majestic Mexican operations | Desmin Mexican operations | Corporate and other eliminations (1) | Totals |
| Silver sales | $ 2,083,243 | $ 2,076,049 | $ - | $ - | $ 4,159,292 |
| Cost of sales | 1,525,260 | 2,263,304 | - | - | 3,788,564 |
| Depreciation and depletion | 1,233,931 | 754,143 | - | 9,441 | 1,997,515 |
| Loss (earnings) from operations | (2,054,382) | (1,971,364) | - | (2,667,715) | (6,693,461) |
| Net interest, income and other items | (309,235) | (17,733) | - | 580,260 | 253,292 |
| Income tax recovery | (204,901) | - | - | - | (204,901) |
| Net earnings (loss) | (1,215,953) | (1,916,240) | - | (2,533,693) | (5,665,886) |
| Total long lived assets | 73,368,446 | 17,159,691 | - | 52,765 | 90,580,902 |

(1) All corporate operations are in Canada.

## 15. INCOME TAXES

At December 31, 2006, the Company has approximately $4,842,000 of non-capital losses and $125,000 of capital losses carried forward, and has available cumulative unclaimed resource deductions and capital cost pools of approximately $5,393,000, which in certain circumstances may offset future taxable income in Canada. The non-capital losses expire commencing 2007 through 2026. The net capital loss can be utilized to reduce taxes on future capital gains and may be carried forward indefinitely. The cumulative resource deductions and capital cost pools may be carried forward indefinitely.

In addition, subject to certain restrictions, the Company has tax pools of approximately $6,515,000 available to offset future taxable income in Mexico.

The Company has recognized future income tax benefits that have arisen as a result of losses to the extent that they are more likely than not to be realized based on its assessment of future taxable income and other relevant factors.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

| | December 31, 2006 | June 30, 2006 |
|---|---|---|
| | $ | $ |
| Combined federal and provincial income tax rate | 34.12% | 34.12% |
| Income tax benefit computed at Canadian statutory rates | 3,136,023 | 2,226,373 |
| Foreign tax rates different from statutory rates | (228,649) | (64,620) |
| Non-deductible expenses | (1,484,865) | (652,219) |
| Unrecognized benefit of income tax losses | (542,106) | (1,304,633) |
| | 880,403 | 204,901 |

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

| | December 31, 2006 | June 30, 2006 |
|---|---|---|
| | $ | $ |
| Future income tax assets | | |
| Net tax losses carried forward | 3,325,276 | 3,771,087 |
| Temporary differences on assets | 1,712,236 | 1,980,726 |
| Share issue costs | 975,393 | 829,516 |
| Valuation allowance for future income tax assets | (4,148,223) | (5,369,116) |
| Net future income tax assets | 1,864,682 | 1,212,213 |
| Future income tax liabilities | | |
| Excess of carrying value of mineral property assets over tax value | (38,648,874) | (22,370,849) |
| Future income tax liabilities, net | (36,784,192) | (21,158,636) |

## 16. FINANCIAL INSTRUMENTS, CREDIT AND OTHER RISKS

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable and advances, accounts payable, employee profit sharing payable, Arrangement liability, liability for the acquisition of Desmin and vendor liability approximate their fair values due to the short term to maturity of the instruments or in the case of the vendor and Arrangement liabilities, the fact they bear interest at rates approximating market rates.

The Company is exposed to fluctuations in commodity prices and exchange rates. The Company periodically uses foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and silver prices.

The Company is exposed to credit risk as all its sales are to one customer. The amounts presented on the balance sheet are net of allowances for doubtful receivables as estimated by management based on the current economic environment.

## 17. CONTINGENT LIABILITIES

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Canada whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however the outcome of this litigation is not presently determinable.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The maximum potential remittance is approximately $3.15 million however the Company believes it has substantial defences to any claims.

In July 2006, an action was commenced against the Company by a former executive who alleges that the Company breached a March 2005 stock option agreement. The plaintiff is seeking money damages or, if the court finds this inappropriate, 25,000 common shares of the Company plus interest. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

## 18. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future installments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $1,518,304. The Company recorded this liability at its best estimate of fair value in the amount of $1,286,788 as part of the acquisition of First Silver (Note 6).

## 19. COMMITMENTS

The Company is obligated to make certain payments and issue shares, as described in Note 5, in connection with the acquisition of its mineral property interests.

The Company is obligated to make certain interest, share and cash payments, as described in Notes 6, 7 and 8, in connection with the acquisition of a controlling interest in First Silver, the Arrangement with First Silver and the acquisition of Desmin, respectively.

The Company is committed to making severance payments amounting to US$270,000 to two officers in the event that there is a change of control of the Company.

The Company is committed to office lease payments totalling $96,724 until July 31, 2007.

Under Mexican regulations, employees (excluding directors and senior management) are eligible for a profit sharing bonus of 10% of annual profit (before taxes). The amount of the profit sharing bonus accrued as a component of cost of sales at December 31, 2006 is $293,989 (June 30, 2006 - $239,816) which will be paid to the employees of El Pilon and Desmin in May 2007.

## 20. NON-CONTROLLING INTEREST

During the period, the Company had a non-controlling interest in First Silver. The non-controlling interest is comprised of the following:

| | December 31, 2006 | June 30, 2006 |
|---|---|---|
| | $ | $ |
| Balance, beginning of the period | (2,077,940) | - |
| Initial interest arising upon acquisition of First Silver | - | (2,226,893) |
| Non-controlling interest's share of loss | 722,563 | 569,382 |
| Increase in non-controlling interest arising from share issuance of subsidiary during the year | - | (89,283) |
| Non-controlling interest's share of contributed surplus arising from stock options and cumulative translation adjustment for the period | - | (331,146) |
| Acquisition of remaining 36.25% of First Silver | 1,355,377 | - |
| Balance, end of period | - | (2,077,940) |

## 21. ASSET RETIREMENT OBLIGATION

| | December 31, 2006 | June 30, 2006 |
|---|---|---|
| | $ | $ |
| Balance, beginning of the period | 2,238,523 | 1,125,842 |
| Amount acquired upon the acquisition of First Silver | 1,151,521 | 1,140,520 |
| Increase of estimate | 434,226 | - |
| Interest accretion | 81,391 | 89,597 |
| Effect of translation of foreign currencies | (7,576) | (117,436) |
| | 3,898,085 | 2,238,523 |

The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligations is US$4,405,000, which has been discounted using a credit adjusted risk free rate of 8.5%. US $2,228,000 of the reclamation obligation relates to the La Parrilla Silver Mine and is expected to be paid in 2014. The balance of the obligation relates to the San Martin Silver Mine and is expected to be paid in 2016. The present value of the reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

## 22. SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

(a) The Company issued 557,500 common shares for proceeds of $1,332,050 pursuant to the exercise of stock options.

(b) The Company issued 972,500 common shares for proceeds of $2,534,375 pursuant to the exercise of share purchase warrants.

(c) The Company issued 375 common shares at a price of $4.84 per share for First Silver shares tendered pursuant to the Arrangement.

(d) The Company granted 200,000 stock options exercisable at a price of $5.50 per share expiring on February 1, 2010 and 155,000 stock options exercisable at a price of $5.00 per share expiring on February 7, 2011 to directors and officers of the Company.

(e) The Company cancelled 100,000 stock options exercisable at a price of $4.30 per share originally expiring on April 15, 2008, 75,000 stock options exercisable at a price of $4.32 per share originally expiring on December 6, 2009 and 37,500 stock options exercisable at a price of $4.35 per share originally expiring on June 19, 2011.

**22. SUBSEQUENT EVENTS (continued)**

(f) On January 31, 2007, the Company completed the acquisition of the San Juan Silver Mine which forms part of the Chalchihuites Group Properties by making the final payments of US$500,000 and US$150,000 due January 7, 2007 and July 7, 2007, respectively, pursuant to the agreement. In connection therewith, a finder's fee in the amount of US$68,422 was paid to a director of the Company.

(g) On March 20, 2007, the Company issued 382,582 common shares at a price of $5.23 per share and 191,291 share purchase warrants exercisable at a price of $6.81 per share expiring on March 20, 2009 pursuant to the acquisition of La Encantada (Note 9).

(h) On April 20, 2007, the Company engaged Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters") as underwriters to purchase on an underwritten basis up to 4,000,000 Special Warrants of the Company at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to the Company of $20 million. The Underwriters will have the option to sell up to an additional $24 million of the Offering at the Issue Price at any time prior to the closing date. Each Special Warrant will be exercisable for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date, each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

## SCHEDULE "A"

## FIRST MAJESTIC SILVER CORP.

## (FORMERLY FIRST MAJESTIC RESOURCE CORP.)

## CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

## FOR THE PERIOD ENDED DECEMBER 31, 2006

| | La Parrilla | San Martin | Chalchihuites | Dios Padre | Candamena | Candelaria | Quitaboca | La Encantada | Total |
|---|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Balance - beginning of the period** | 4,609,691 | 70,675,894 | 2,959,437 | 1,703,356 | 1,614,862 | 190,547 | - | - | **81,753,787** |
| **Expenditures during the period** | | | | | | | | | |
| Consulting | 27,147 | - | 305,956 | 27,003 | 151,428 | - | 2,012 | 11,133 | **524,679** |
| Filing fees | 2,840 | - | 154,288 | 2,840 | 5,993 | - | - | 4,250 | **170,211** |
| Mine exploration costs | 460,501 | - | 219,884 | 30,006 | 41,305 | 604 | 100,691 | - | **852,991** |
| Reports and assays | 628 | - | 3,336 | 7,960 | 6,505 | - | - | 4,674 | **23,103** |
| | 491,116 | - | 683,464 | 67,809 | 205,231 | 604 | 102,703 | 20,057 | **1,570,984** |
| **Acquisition costs during the period (net)** | 1,324,374 | 56,676,564 | 844,084 | 128,624 | 173,372 | 101,602 | 118,713 | 1,815,391 | **61,182,724** |
| Less: write off of mineral properties | (14,428) | - | (688,766) | (1,899,789) | - | (292,753) | - | - | **(2,895,736)** |
| Less: depletion | (91,745) | (2,575,381) | - | - | - | - | - | - | **(2,667,126)** |
| Less: amortization of mining rights (2) | - | - | - | - | - | - | - | (73,749) | **(73,749)** |
| **Balance, end of the period** | **6,319,008** | **124,777,077** (1) | **3,798,219** | **-** | **1,993,465** | **-** | **221,416** (1) | **1,761,699** (2) | **138,870,884** |

(1) For properties held by First Silver, all amounts are aggregated into acquisition costs. No part of the purchase price was allocated to the Quitaboca property.

(2) See Note 8 – Acquisition of Desmin S.A. de C.V.

**(See Note 5)**

SCHEDULE "B"

FIRST MAJESTIC SILVER CORP.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED JUNE 30, 2006

| | La Parrilla | San Martin | Chalchihuites | Dios Padre | Candamena | Candelaria | Quitaboca | Total |
|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ |
| **Balance - beginning of the year** | 4,022,330 | - | 886,513 | 576,173 | 497,954 | - | - | **5,982,970** |
| **Expenditures during the year** | | | | | | | | |
| Consulting | 24,978 | - | 50,031 | 61,104 | 37,895 | 37,831 | - | **211,839** |
| Filing fees | 5,947 | - | 9,924 | 5,851 | 17,265 | 260 | - | **39,247** |
| Mine exploration costs | 596,397 | - | 382,242 | 405,028 | 4,925 | 34,619 | - | **1,423,211** |
| Reports and assays | 7,974 | - | 12,956 | 43,383 | 1,017 | 11,415 | - | **76,745** |
| | 635,296 | - | 455,153 | 515,366 | 61,102 | 84,125 | - | **1,751,042** |
| **Acquisition costs during the year (net)** | 513,994 | 71,887,605 | 2,002,701 | 611,817 | 1,055,806 | 106,422 | - | **76,178,345** |
| Less: write off of mineral properties | - | - | (384,930) | - | - | - | - | **(384,930)** |
| Less: depletion | (561,929) | (1,211,711) | - | - | - | - | - | **(1,773,640)** |
| **Balance, end of the year** | **4,609,691** | **70,675,894** (1) | **2,959,437** | **1,703,356** | **1,614,862** | **190,547** | - (1) | **81,753,787** |

(1) For properties held by First Silver, all amounts are aggregated into acquisition costs. No part of the purchase price was allocated to the Quitaboca property.

**(See Note 5)**


FIRST MAJESTIC
SILVER CORP.

# Management's Discussion and Analysis

## For the six-month transition year ended December 31, 2006

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**MANAGEMENT'S DISCUSSION & ANALYSIS**

***Forward-Looking Statements***

*Except for statements of fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company's Annual Information Form under the heading "Risk Factors". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.*

## 1.0 Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of First Majestic Silver Corp. ("First Majestic" or "the Company") should be read in conjunction with the accompanying audited consolidated financial statements for the six-month transition year ended December 31, 2006 and the audited consolidated financial statements for the year ended June 30, 2006, both of which are available on the SEDAR website at www.sedar.com. Additional information on the Company, including the Company's Annual Information Form, is also available on SEDAR at www.sedar.com.

Pursuant to a resolution passed by shareholders on September 7, 2006, the Company changed its name from "First Majestic Resource Corp." to "First Majestic Silver Corp." on November 22, 2006.

This MD&A of First Majestic relates to the consolidated operations of the Company and its four wholly owned subsidiaries: Desmin S.A. de C.V. ("Desmin"), First Majestic Resources Mexico, S.A. de C.V. ("FMR Mexico"), First Silver Reserve Inc. ("First Silver") and its wholly owned subsidiary Minera El Pilon S.A. de C.V. ("El Pilon"). The Company acquired a fifth subsidiary, Minera La Encantada, ("La Encantada") on March 20, 2007, which resulted in the Company acquiring the property, plant and equipment of the La Encantada mine. The Company had previously acquired the right to exploit the La Encantada mine and mill via the mining exploitation rights it acquired through its purchase of Desmin on November 1st, 2006.

During the period ended December 31, 2006, the Company changed its fiscal year-end from June 30 to December 31 to be consistent with the fiscal year ends of its three operating subsidiaries, First Majestic Resources Mexico, S.A. de C.V. ("FMR Mexico"), Minera El Pilon S.A. de C.V. ("El Pilon") and Desmin S.A. de C.V. ("Desmin"). To facilitate the change, the Company is reporting a one-time, six-month transition year covering the six month period ended December 31, 2006. Subsequent to the transition year, the first full financial year will cover the period January 1, 2007 to December 31, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in this MD&A is as of April 30, 2007, unless otherwise stated.

***Qualified Persons***

Unless otherwise indicated Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company who has reviewed the technical information herein for the San Martin Silver Mine. The Company has relied upon Jan Helsen, PhD, as the Qualified Person for National Instrument 43-101 technical reports on the La Parrilla Silver Mine and the La Encantada Silver Mine. Reports can be found on www.sedar.com.

## 1.1 Background

***Nature of Business***

The Company is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The common shares of the Company trade on the TSX Venture Exchange under the symbol "FR". The common shares are also quoted on the "Grey Market" in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

## 1.2 Overall Operating Performance and Highlights

- Average realized silver price was $12.55 (US$11.10) per ounce of silver for the six month period ended December 31, 2006 ($8.29 or US$6.98 for the same six month period in 2005).
- Average realized silver price was $14.16 (US$12.44) per ounce of silver for the quarter ended December 31, 2006 ($8.65 or US$7.38 for the same quarter in 2005).
- For the six month period ended December 31, 2006, the Company's three operating mines produced a combined 1,016,583 ounces of silver equivalent to the Company at a cash cost of US$9.63 per ounce of silver which consisted of 956,292 ounces of silver, 1,075 ounces of gold and 82,450 pounds of lead. Production for the period increased by more than 253% compared to the prior six months of production of 271,278 equivalent ounces of silver and was an increase of 1005% over the 92,000 ounces of silver equivalent produced over the same six month period ending December 31, 2005.

## First Majestic Silver Non-GAAP Measures

| | Quarter Ended December 31, | | Six Months Ended December 31, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Cash Cost Calculations | | | | |
| Silver Sales in ounces of equivalent | 574,704 | 56,000 | 1,016,583 | 92,000 |
| Average realized price per ounce ($CAD) | 14.16 | 8.65 | 12.55 | 8.29 |
| Average realized price per ounce ($US) | 12.44 | 7.38 | 11.10 | 6.98 |
| Total silver revenues | 8,138,284 | 484,647 | 12,754,965 | 762,233 |
| Cash cost of sales | 7,871,517 | 570,939 | 11,068,717 | 1,033,024 |
| Cash cost per ounce of Silver ($CAD) | 13.70 | 10.20 | 10.89 | 11.23 |
| Cash cost per ounce of Silver ($US) | 12.03 | 8.69 | 9.63 | 9.46 |

**"Cash Cost per ounce"** is a non GAAP measure derived from the total direct costs, including mine site administration costs, of ounces produced less depletion and depreciation and other non cash items, as a measure of total ounces produced, Cash costs are presented as we believe they represent and industry standard of comparison.

- On November 1, 2006, the Company completed the acquisition of Desmin, a privately held Mexican mining company whose primary asset is an exploitation contract covering the operation of the La Encantada Silver Mine located in the Coahuila State of Mexico.
- On November 28, 2006, the Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300. The net proceeds of the offering will be used for exploration, development and capital expenditures on the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine and for general working capital purposes.
- At December 31, 2006, the Company had a cash position of $17,870,712.
- On March 20, 2007, the Company completed the acquisition of Minera La Encantada S.A. de C.V. ("La Encantada"), a Mexican mining company whose primary asset is the La Encantada Silver Mine located at the Coahuila State in Mexico.
- On April 20, 2007, the Company engaged Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters") as underwriters to purchase on an underwritten basis up to 4,000,000 Special Warrants of the Company at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to the Company of $20 million. The Underwriters will have the option to sell up to an additional $24 million of the Offering at the Issue Price, exercisable at any time prior to the closing date. Each Special Warrant will be exercisable for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date, each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.
- With the completion of the acquisition of the San Martin Silver Mine in September 2006 and the takeover of operations in November 2006 of the La Encantada Silver Mine, combined with the

La Parrilla Silver Mine, the Company has begun 2007 operating three producing silver mines in Mexico that are transforming the company into a significant silver producer.

- With another record for silver production in this period, the Company has established a substantial platform for future growth in silver production based on its three producing silver mines, the La Parrilla, the La Encantada and the San Martin. Aggressive development and exploration programs in each mine are currently underway in an effort to grow the silver reserves and resources as well as the ounces of silver to be produced in 2007 and 2008, and beyond.

***Acquisition of First Silver Reserve Inc.***

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 (the "Share Purchase Agreement") to purchase 63.75% of the issued and outstanding shares of First Silver from its majority shareholder (the "Shareholder"). First Silver's wholly owned subsidiary, El Pilon, is the sole owner of the San Martin Silver Mine in Jalisco State, Mexico.

First Majestic purchased 24,649,200 common shares of First Silver (the "Acquisition") at a price of $2.165 per share for an aggregate of $53,587,857 payable to the Shareholder in three instalments. The first instalment of $26,682,757 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. Two additional instalments of $13,341,380, each representing 25% of the purchase price, are payable on each of the first and second anniversaries of the closing of the Acquisition. The first of the two instalments is due May 30, 2007. An interest amount of 6% per annum is payable quarterly on the two outstanding payments due after closing.

The Shareholder has an outstanding legal dispute which could result in a settlement increasing his shareholding of First Silver by 3,700,000 shares. The Shareholder has agreed to sell the 3,700,000 shares of First Silver to First Majestic on the same terms set out above if he is awarded these shares.

***Plan of Arrangement with First Silver Reserve Inc.***

On June 5, 2006, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the remaining 36.25% of the outstanding securities of First Silver which were not previously acquired by First Majestic, resulting in First Silver becoming a wholly owned subsidiary of First Majestic. Under the terms of the plan of arrangement (the "Arrangement"), First Majestic acquired the remaining issued and outstanding First Silver shares in consideration for the issuance to each holder of First Silver shares of either (i) one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment in the amount of $2.165 per First Silver share payable on the basis of 50% upon the completion of the Arrangement and the balance payable in two equal instalments on the first and second anniversaries of the date of closing of the Arrangement, with interest payable quarterly and compounded annually at a rate of 6.0% per annum on the unpaid balances from the closing of the Arrangement.

The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and became effective on September 14, 2006. At closing, First Silver option holders exchanged on a two for one basis 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011 for 12,500 stock options of First Majestic exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options of First Majestic exercisable at a price of $4.30 per share expiring on June 19, 2011, respectively. The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

Upon approval of the acquisition of First Silver, and pursuant to a resolution passed by shareholders on September 7, 2006, the Company changed its name from "First Majestic Resource Corp." to "First Majestic Silver Corp." effective November 22, 2006.

The former shareholders of First Silver had until December 13, 2006 to deposit their completed Letters of Transmittal and to elect to receive either cash or shares of First Majestic on such terms as further described herein, after which time the former shareholders of First Silver would only be entitled to receive shares of First Majestic. At December 31, 2006, 4,791,907 shares of First Majestic had been issued at a value of $4.84 per share, $777,672 had been paid to the former shareholders of First Silver and $9,294,020 was recorded in shareholder equity for the value of the remaining 1,920,252 shares of First Majestic to be issued pursuant to the Arrangement.

Any certificate formerly representing First Silver shares not duly surrendered, on or prior to September 14, 2012, shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by a former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholders were entitled shall be deemed to have been cancelled.

### *Acquisition of Desmin S.A. de C.V.*

In August 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Desmin, a privately held Mexican mining company. The Company agreed to pay US$1.5 million over a six-month period, from November 1, 2006 to April 30, 2007, for all the issued and outstanding shares of Desmin, resulting in Desmin becoming a wholly owned subsidiary of the Company. During the six months ended December 31, 2006, the first payment of US$500,000 was made, and the second US$500,000 payment was made in the subsequent period. The final US$500,000 payment was made on April 30, 2007, with the Company now having fully paid the US$1.5 million consideration required by the letter agreement. Desmin's operating results for the period from November 1, 2006 to December 31, 2006 have been consolidated into the operations of the Company from the date of acquisition for the current six month period ended December 31, 2006.

The preliminary determination and allocation of the purchase price to Desmin's assets acquired and liabilities assumed is as follows:

| | | |
|---|---|---|
| Consideration: | | |
| Cash paid on closing | $ | 565,750 |
| Short-term liability | | 1,131,500 |
| Other acquisition costs | | 8,055 |
| | $ | 1,705,305 |
| Allocation of purchase price | | |
| Net working capital | $ | 299,177 |
| Property, plant and equipment | | 131,754 |
| Future income taxes | | (495,590) |
| Mining rights | | 1,769,964 |
| | $ | 1,705,305 |

Desmin's primary asset is an exploitation contract which covers the operation of the La Encantada Silver Mine located in Coahuila State, Mexico. The exploitation contract gives Desmin the right to exploit all properties within a 986hectare mining claim land package, including the operations of the La Encantada Silver Mine and mill and all the ancillary installations and associated equipment. In addition, Desmin also has an option to purchase the La Encantada Silver Mine including the mill and

surrounding mining claims.

Prior to the Company acquiring La Encantada, Desmin paid to La Encantada a sliding scale Net Smelter Return ("NSR") royalty of 5% to 11% based on silver prices of US$4.40 to US$7.50 per ounce. An amount of $192,839 (US$ 168,782) was paid by Desmin to La Encantada in November and December representing the production and shipment of 181,413 ounces of silver equivalent in concentrate. Upon closing the acquisition of La Encantada in the subsequent period, on March 20, 2007, this royalty arrangement was cancelled (see "Acquisition of Minera La Encantada S.A. de C.V." below).

***Acquisition of Minera La Encantada S.A. de C.V.***

In December 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of La Encantada, a Mexican mining company owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S. A. de C.V. (collectively referred to as "Peñoles" herein) for the purchase price of US$3,250,000 and a 4% net selling royalty ("NSR"). La Encantada's primary asset is the La Encantada Silver Mine located in Coahuila State, Mexico. A non-refundable deposit of US$1,000,000 was made on the signing of the agreement in December 2006 and the balance was paid on closing, on March 20, 2007. As part of the letter agreement, the Company also acquired the 4% NSR by issuing 382,582 common shares at a value of $5.23 per share on March 20, 2007 ($4.54 per share on December 18, 2006 upon entering into the agreement) and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period. At closing, all royalties underlying the La Encantada Silver Mine, including the royalty agreement with Desmin, were cancelled.

***La Parrilla Silver Mine, Durango, Mexico***

The wholly owned La Parrilla Silver Mine is located between the cities of Durango and Zacatecas in west central Mexico.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions surrounding the Company's La Parrilla Silver Mine. The Company has the right to purchase all the mining concessions, the mines, the data of historical diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years. In addition to these payments, the agreements require a royalty payment of 1.5% NSR with a maximum ceiling amount of US$2,500,000. The Company has the option to purchase the royalty stream at any time for US$2,000,000. At December 31, 2006, payments totalling US$1,232,360 had been made by the Company.

During the construction of the Company's new 800 tonne per day ("tpd") mill at La Parrilla, several interruptions interfered with the full time operations of the mill. The periodic shut downs were necessary in order to assemble capital improvements in areas of the new mill facility. In addition, relatively high dilution within the mine occurred during the period due to improvements being made to old areas within the mine, in an effort to open these areas up for larger scale operation. Management decided to continue operating under these conditions in order to benefit from timely and necessary training for the mine and mill personnel. Disruptions are now reducing and production is improving.

During the six month period ended December 31, 2006, a total of 29,057 tonnes or ore were processed with an average head grade of 172 grams of silver per tonne resulting in a total of

110,114 equivalent ounces (a 66% recovery of silver) of silver produced consisting of 106,486 ounces of silver and 72 ounces of gold. Total cash costs remained high at $14.44 per ounce primarily due to low production numbers during the start up phase of the new mill.

Subsequent to the end of the period, in January 2007, the expanded mill was commissioned and a ramp up of production commenced. The new 800 tpd mill start up process has taken longer than estimated and presented a number of challenges. The primary and secondary crushing area and the tailings thickeners required upgrading as additional ore was fed through the mill. These problems are being addressed and were resolved as they occurred, mainly in the primary and secondary crushing area and at the tailings thickeners.

In order to prepare for increased production levels within the mine, a permit for a new tailings dam was prepared and presented to the Mexican environmental authorities in December 2006. The final permitting approvals were received on April 30, 2007. The contract for construction of the new tailings dam has been assigned and the construction is expected to be completed within 6 months from commencement.

Development in the various mining areas within the La Parrilla property package continued with two objectives; first to prepare the necessary number of production stopes and second to upgrade the resources to reserves and define additional resources. A total of 2,529 meters of development were completed in the period focusing on Rosarios-La Rosa, Quebradillas and San Marcos mines.

During the period, as a part of our aggressive exploration plan, a 64 diamond drill holes with a total of 15,077 meters, were drilled. The focus was on several different areas within the property with the objective of increasing the present resources and assisting with additional direction for the exploration program, and to define further targets.

As a result of the ongoing encouraging drill program and the discovery of a number of new areas of interest, the Company decided to acquire additional land through staking two additional large land blocks. One 18,466 hectare block of land encircling the original 3,424 hectare land package surrounding the La Parrilla mine for a new total of 21,890 hectares, and a second adjacent land block of 31,347 hectares for a new grand total of land held in the region of 53,237 hectares. The Company is awaiting registration confirmation from the Mexican authorities on both new land blocks.

***San Martin Silver Mine, Jalisco, Mexico***

The 100% owned San Martin Silver Mine is located near the town of San Martin de Bolaños on the Bolaños River in Northern Jalisco State, Mexico, and was the Company's largest silver producing mine in 2006.

The San Martin mine and mill, in the six month period ended December 31, 2006, processed 128,175 tonnes of ore with an average grade of 192 grams of silver per tonne resulting in 673,815 ounces of silver and 1004 ounces of gold produced which represented 725,055 ounces of silver equivalent at a cash cost of US$9.50 per ounce (a 85% recovery of silver). Total tonnes processed were 13% lower than planned due to new underground development initiated by the Company after its acquisition of San Martin in June 2006. As a result, production levels are anticipated to increase in the coming quarters.

During the six month period ended December 31, 2006, an intensive underground development program was commenced at the San Martin Silver Mine, with the objective of accessing new resources from additional production areas and to increasing production and head grades. This development effort consisted of 3,400 meters of underground development and drifting and was

complemented with 3,515 meters of diamond drilling consisting of four holes from surface and 12 underground holes.

An ongoing surface exploration program was continued at San Martin on the 7,840 hectares that the company holds in the area, especially covering the Rosario-Condesa and the El Melon and Esperanza areas which represent vein structures similar to the main Zuloaga vein that has been in operation for the last 20 years.

***La Encantada Silver Mine, Coahuila State, Mexico***

First Majestic acquired a 100% interest in Desmin, a privately held Mexican mining company. Desmin's primary asset is an exploitation contract with La Encantada. Desmin's exploitation contract covers the operations of the La Encantada Silver Mine located at the Coahuila State in Mexico. The purpose of this acquisition was to gain operational control over the La Encantada Silver Mine. Subsequent to the December 31, 2006 year end, the Company purchased from Penoles, 100% of the outstanding shares of Encantada the Mexican mining company that owns the assets of the La Encantada mine and mill. . La Encantada's primary asset is the La Encantada Silver Mine located in Coahuila State in the northern part of Mexico.

The purchase of Desmin, which closed on November 1, 2006, immediately became accretive to production, cash flow, and earnings. During the period January to December, 2006, the La Encantada Silver Mine produced 945,000 ounces of silver at a cash cost of US$4.25 per ounce. The 1000 tpd mill was operating at approximately 30% of capacity during the 2006 calendar year. The closing date for the acquisition of Desmin was November 1, 2006, and as a result First Majestic consolidated production from Desmin for the months of November and December 2006, including 14,521 tonnes of ore mined and milled with an average grade of 566 grams of silver per tonne, resulting in 175,991 ounces of silver produced with a total of 37.4 tonnes (82,452 pounds) of contained lead, or a production of 181,413 ounces of silver equivalents (67% recovery of silver). Total cash cost per tonne was US$56.00 resulting in an average cost of US$4.49 per ounce of silver produced.

The La Encantada Silver Mine, in the short time it has been owned by the Company, has exceeded management's view of the potential of the mine and surrounding area. Management has commissioned a new technical report which it expects will recommend an investment plan in mine infrastructure development and diamond drill program.

Shortly after the acquisition of Desmin and a subsequent review of the available geological data it was determined the potential for the area was high and warranted the acquisition through staking of 3,100 hectares of ground overlapping the original 986 hectares bringing the total land holdings around the La Encantada Silver Mine to 3,100 hectares.

***Chalchihuites Group of Properties, Zacatecas, Mexico***

The Company has entered into a number of agreements to acquire mining concessions located in Chalchihuites, Zacatecas, Mexico located approximately 45 kilometres southeast of the La Parrilla Silver Mine. The Chalchihuites Group of Properties consisted of several small historic mines of silver, lead, zinc, gold and copper. Over the past two years, the Company carried out an exploration program, consisting of geochemical analysis, geophysical analysis and drilling. First Majestic's primary focus is silver, thus areas known as the La Esmeralda and Magistral were dropped during the period leaving 293 hectares of mining claims remaining in the land package. The present focus of development and exploration is the high grade Perseverancia Silver Mine and the San Juan Silver

Mine.

Subsequent to the period end, the Company completed the acquisition of the San Juan Silver Mine which forms part of the Chalchihuites Group of Properties, which included 10 mining claims with a total surface area of 204 hectares. The final payment of US$650,000 was made, exercising the original option agreement signed in 2004. The total amount paid for the property was of US$1,650,000. In connection therewith, a finder's fee in the amount of US$68,422 was paid to a director of the Company.

During the period, exploration and development at the San Juan Silver Mine consisted of 1,893 metres of diamond drilling in six holes and 278 meters of underground drifting. This program has confirmed the existence of an ore body that is in the process of being defined. Additional diamond drilling and development is underway. The Company is presently sending an average of 50 tonnes of development ore per day to the La Parrilla mill in order to conduct batch tests on both the oxide and sulphide ores.

At the Perseverancia Silver Mine, a diamond drill program has been underway. During the period a drift for the diamond drill station was developed and 127 metres of underground drilling consisting of two holes was completed. Due to the topography and angle of the targeted chimney a 100 metre drift from surface was initiated. Once the drift is completed the Company plans to complete a diamond drill station to confirm the continuity of the Perseverancia chimneys at depth.

### *Candameña Mining District Property, Mexico*

The Company has two option agreements for the purchase of the Candameña Mining District Property ("Candameña") located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Chihuahua, Mexico. The option agreements include all properties, assets, equipment and all mining concessions consisting of 5,215 hectares. The payment schedules to these agreements were amended on May 24, 2005 and November 30, 2006 and a 1% NSR, payable up to a maximum of US$4,000,000, was cancelled on November 30, 2006.

The Company has an option to pay US$7,600,000 over a four-year period (US$925,000 paid as at December 31, 2006) pursuant to the terms of the option agreements. Option payments totalling US$150,000 due on or before November 29, 2006 were paid by the Company.

During the six month period ending December 31, 2006, a team of geologists worked on the Candameña property focusing on the silver bearing areas of La Verde and La Prieta. A total of 10 kilometres of road access was developed in order to give access to the drilling equipment, and a diamond drill program was initiated with a total of 638 meters drilled over three holes. The drilling program continued into the subsequent quarter and assays are pending. Depending on the results, further exploration will be decided in the second quarter of 2007.

### *Quitaboca Silver Project, Sinaloa, Mexico*

Through the acquisition of First Silver, the Company has an option agreement to acquire a 100% interest in seven mining claims (known as the Quitaboca Silver Project) consisting of 3,718 hectares located in the State of Sinaloa, Mexico. To complete the option, the Company is required to pay a total of US$2,500,000 in staged cash payments by November 25, 2010. A 2.5% NSR on the claims may be purchased for US$500,000 during the term of the agreement or for a period of 12 months thereafter. A US$100,000 option payment due November 25, 2006 was paid by the Company.

An additional mining claim was staked by Minera El Pilon with a surface of 1,386 hectares to increase the Quitaboca Silver Project land position to 5,104 hectares.

The Company continued to access the five different areas of geological interest. Construction of roads was necessary and a camp site was constructed for geological personnel. An underground drift was initiated at the Colateral 1 vein with a total of 35 meters completed. Subsequent to the period end, the access level was completed and the vein was reached. It is presently being explored and tested.

### *La Candelaria Silver Project, Hostotipaquillo, Jalisco, Mexico*

In November, 2006, management elected not to proceed with the acquisition of the La Candelaria Silver Project. Accordingly, management has written off the historical investment in this property totalling $292,753 during the six month period ended December 31, 2006.

### *Dios Padre Silver Project, Sonora, Mexico*

In November, 2006, management elected not to make further option payments on the Dios Padre Silver Project. Accordingly, management has written off the historical investment in this property totalling $1,899,789 during the six month period ended December 31, 2006.

## *1.3 Selected Annual Information*

| | Transition year Six months ended Dec. 31, 2006 | Six months ended Dec. 31, 2005 [(1)] | Years ended June 30, 2006 | 2005 |
|---|---|---|---|---|
| Total revenues | $ 12,754,965 [(2)] | $ 762,233 [(2)] | $ 4,159,292 [(2),(3)] | $ 914,000 |
| Mine earnings | 1,686,247 | (270,791) | 370,728 | (326,527) |
| Net loss for the period | (7,588,192) | (1,518,028) | (5,665,886) | (3,708,028) |
| Basic and diluted loss per share | (0.17) | (0.06) | (0.16) | (0.17) |
| Total assets | 185,361,654 [(4)] | 23,936,992 | 112,674,873 [(4)] | 12,455,745 |
| Total long term liabilities | $ 55,930,797 [(5)] | $ 1,109,407 | $ 37,946,841 [(5)] | $ 1,125,842 |

---

(1) An additional column representing the six months ended December 31, 2005 has been inserted in the table of selected annual information to facilitate a more meaningful comparison to the transitional year of six months ended December 31, 2006.

(2) During the six month transitional year ended December 31, 2006, revenue increased by $11,992,732 over the same period of the prior year. In the six months ended December 31, 2006, total silver production was 1,016,583 ounces of silver equivalent, up from 363,278 ounces of silver equivalent for the year ended June 30, 2006, and 92,000 equivalent ounces for the same six month period in 2005. Increased production of silver has resulted from the ramping up of the La Parrilla mill, and the acquisition of San Martin in June 2006, and Desmin (exploiting La Encantada) on November 1, 2006. More details follow comparing six months ended December 31, 2006, to the same period in 2005, and to the year ended June 30, 2006:

- La Parrilla Silver Mine - during the six month period ended December 31, 2006, a total of

29,057 tonnes of ore were processed with an average head grade of 172 grams per tonne of silver resulting in a total of 110,114 equivalent ounces of silver produced, consisting of 106,486 ounces of silver and 72 ounces of gold. For the year ended June 30, 2006, there were 202,925 equivalent ounces of silver produced, and for the year ended June 30, 2006, there were 130,000 equivalent ounces of silver produced.

- San Martin Silver Mine – (acquired June 5, 2006, no comparative for 2005) the San Martin mine and mill, over the six month period ended December 31, 2006, processed 128,175 tonnes of ore with an average grade of 192 grams per tonne of silver resulting in 673,815 ounces of silver and 1004 ounces of gold produced which represented 725,055 ounces of silver equivalent at a cash cost of US$9.50 per ounce. Total tonnes processed were 13% lower than planned due to new underground development initiated by the Company after its acquisition of the San Martin. In the one month of production (June 2006) since being acquired by the Company, San Martin produced 160,353 equivalent ounces of silver.
- La Encantada Silver Mine – (acquired November 1, 2006, no comparative for 2005) during the six month period ended December 31, 2006, 175,991 equivalent ounces of silver were produced in November and December after the acquisition of Desmin and its right to exploit the La Encantada Silver Mine.

(3) During the year ended June 30, 2006, a total of 363,278 equivalent ounces of silver was produced, whereas for June 30, 2005, 130,000 equivalent ounces of silver was produced.

(4) During the six month period ended December 31, 2006, the Company completed a private placement of $15.9 million, and also completed the $34.4 million Arrangement to acquire the remaining 36.25% of First Silver, making First Silver a wholly owned subsidiary of First Majestic as of September 14, 2006. The Arrangement added $48.5 million in total assets to the consolidated balance sheet of the Company for the period ended December 31, 2006, and was a significant contributor toward increasing total assets from $112.7 million to $175.4 million.

(5) Also affecting long term liabilities change between June 30, 2006 and December 31, 2006, is $13.2 million of Future Income Taxes associated with the Arrangement (36.25%) acquisition of First Silver (the parent of Mineral El Pilon which owns the San Martin mine and mill) completed in the period.

Over the past two fiscal years the Company has focused on rapid growth and expansion, which it has achieved through expansion of its existing La Parrilla mine and mill facilities, as well as via the acquisitions of First Silver and Desmin, which were wholly owned subsidiaries as at December 31, 2006, and via the acquisition of 100% of Mineral La Encantada on March 20, 2007.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

### 1.4 Results of Operations

**Transitional year (6 months) ended December 31, 2006, compared to twelve months ended June 30, 2006.**

During the period the Company changed its fiscal year end from June 30 to December 31 to be consistent with the fiscal year ends of its three operating subsidiaries, FMR Mexico, El Pilon and Desmin. To facilitate the change, the Company is reporting a one-time, six-month transition year

covering the period ended December 31, 2006. Subsequent to the transition year, the first full financial year will cover the period January 1, 2007 to December 31, 2007.

- Revenues for the six months ended December 31, 2006 were $12,754,965 compared to the $4,159,292 for the year ended June 30, 2006, due principally to the ramping up of production at the La Parrilla mine and mill, and the acquisition of First Silver, its wholly owned subsidiary Minera El Pilon, and its principal asset the San Martin silver mine and mill, the result of which was to increase production to 1,016,583 ounces of silver equivalent, up from 363,278 equivalent ounces for the year ended June 30, 2006;

- Mine earnings for the six months ended December 31, 2006 was $1,686,247, up $1,315,519 from $370,728 for the year ended June 30, 2006, due primarily to the addition of production from the San Martin Silver Mine (725,055 equivalent ounces of silver in the period), as well as two months of production from the La Encantada mine and mill (175,991 equivalent ounces of silver) received by the Company via Desmin's exploitation agreement with La Encantada (Operational control of the La Encantada Silver Mine began on November 1, 2006 by way of the acquisition of Desmin).

- Depreciation and depletion for the period was $3,096,975, an increase of $1,099,460 from $1,997,515 for the year ended June 30, 2006, due to the addition of the San Martin Silver Mine and depreciation of its mine and mill assets, and the resulting depletion of the fair value of the producing mining property which was recorded at fair value as a result of the acquisition of First Silver Reserve, and for the six month period ended December 31, 2006, whereas on June 30, 2006, when the Company had acquired the San Martin mine and mill at the beginning of June, only one month of San Martin's depreciation and depletion were recorded.

- A loss of $9,877,664 was incurred after general and administrative costs and depletion and depreciation for the six months ended December 31, 2006, in comparison to the loss for the twelve month period ending June 30, 2006 of $6,693,461. Management decided to focus its efforts on its three producing mines (La Parrilla, San Martin, and La Encantada) while writing off in the period its mineral property interests relating to the Dios Padre project, and seven properties within the Chalchuites project, all amounting to $2,882,581. In addition to the one time write off, the Company experienced higher levels of depreciation and depletion, related to the acquisition of the San Martin mine, the Company also had much higher levels of corporate office activity as well as $824,347 in interest costs associated with the acquisition of First Silver, all of which contributed to the increased loss for the six months ended December 31, 2006. Interest payments will approximately be cut in half in May 2007, upon the payment of 13.3 million of the 26.6 million debt associated with the majority acquisition of First Silver;

- The loss before income taxes increased to $9,191,158 for six months ended December 31, 2006, compared to $6,440,169 for the twelve month period ended June 30, 2006, due to the $2,860,512 mineral property write down, and the higher depreciation and depletion due to the acquisition of San Martin.

- The net loss after taxes and non-controlling interest increased to $7,588,192 ($0.17 per share) from $5,665,886 ($0.16 per share) due primarily to the write-down of mineral properties and additional depreciation and depletion regarding the San Martin mine and mill.

- Subsequent to the period end, the Company completed the construction of a new 800 tpd mill at the La Parrilla, and began increasing its production from its facilities;

## 1.5 Summary of Quarterly Results

The following table presents selected financial information for each of the last eight quarters.

| | Transition year 2006 | | 2006 | | | | 2005 | |
|---|---|---|---|---|---|---|---|---|
| | Q2 | Q1 (restated) | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Net sales | 8,138,284 | 4,616,681 | 2,725,624 | 671,435 | 484,647 | 277,586 | 202,518 | 271,510 |
| Net loss | (3,893,758) | (3,694,434) | (3,151,860) | (995,998) | (829,114) | (688,914) | (978,743) | (750,323) |
| Basic and diluted net loss per common share | (0.09) | (0.09) | (0.07) | (0.03) | (0.03) | (0.03) | (0.04) | (0.03) |

The results for the most recent three quarters include the operating results of First Silver, included the operating results of the San Martin Silver Mine, from June, 2006, through to December 2006.

In the quarter ended September 30, 2006, the Company also expensed mineral property interests totalling $1,895,107 and $191,151, relating to Dios Padre Silver Project and the La Candelaria Silver Project, respectively, and in addition, $774,254 was written off in the quarter ended December 31, 2006.

In the quarter ended December 31, 2006, stock based compensation was $1,558,892, and included expense related to options issued to directors, officers, employees, and consultants in the quarter, as well as additional expense related to options issued in prior periods, matched to the services provided in the current period.

Depletion was $1,242,525 in the quarter ended December 31, 2006.

## 1.6 Liquidity

At December 31, 2006, the Company had working capital of $2,572,831 and cash and cash equivalents of $17,870,712 compared to working capital of $3,353,546 and cash and cash equivalents of $16,571,788 at June 30, 2006. Current liabilities at December 31, 2006 include the current portion of a long-term vendor liability relating to the Acquisition of First Silver in the amount of $13,341,380, the current portion of a liability relating to the First Silver Arrangement in the amount of $388,836 and a liability relating to the acquisition of Desmin in the amount of $1,165,300. By the date of this MD&A report, Desmin liability had been fully paid, and the Company had engaged Cormark Securities Inc. for a private placement to fund operations and to eliminate the short term liability from the First Silver Arrangement (see below).

On April 20, 2007, the Company entered into an engagement with Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters") as underwriters to purchase on an underwritten basis up to 4,000,000 Special Warrants of the Company at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to the Company of $20 million. The Underwriters will have the option to sell up to an additional $24 million of the Offering at the Issue Price at any time prior to the closing date. Each Special Warrant will be exercisable for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date, each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be

exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about May 10, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

Funds surplus to the Company's short-term operating needs are invested in highly liquid short-term investments with maturity of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations.

During the six months ended December 31, 2006, the Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $4.25 per share until November 27, 2008. A finder's fee of $189,500 cash and 122,824 warrants exercisable at a price of $4.25 per share for a two-year period was paid on a portion of this private placement. The fair value of the warrants and the finder's warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 3.91%, estimated volatility of 82.02%, expected life of 2 years and expected dividend yield of 0%) and $3,303,000 was credited to contributed surplus. All of the securities were subject to a four-month hold period in accordance with applicable securities laws, expiring March 28, 2007.

During the six months ended December 31, 2006, the Company received $458,000 pursuant to the exercise of 200,000 stock options and $415,711 pursuant to the exercise of 184,316 share purchase warrants. Subsequent to the period end, the Company received an additional $1,382,100 pursuant to the exercise of 582,500 stock options and $1,828,125 pursuant to the exercise of 812,500 share purchase warrants.

During the prior fiscal year, the Company completed three private placements for gross proceeds of $40.4 million. On October 20, 2005, the Company completed a non-brokered private placement for gross proceeds of $5,691,291 consisting of 3,076,374 units of the Company at a price of $1.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder to purchase an additional common share of the Company at an exercise price of $2.25 per share for a period of two years after the closing of the offering. Finder's fees totalling $120,237, legal fees totalling $7,250 and filing fees totalling $30,000 were paid in respect of this private placement and are recorded as a reduction of gross proceeds. The fair value of the warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 3.47%, estimated volatility of 46.34%, expected life of 2 years and expected dividend yield of 0%) and $647,000 was credited to contributed surplus.

On December 19, 2005, the Company completed a private placement for gross proceeds of $6,750,000 consisting of 3,000,000 units at a price of $2.25 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder to purchase an additional common share of the Company at an exercise price of $2.60 per share for a period of two years after the closing of the offering. Finder's fees totalling $122,053 and filing fees totalling $30,000 were paid in respect of this private placement and are recorded as a reduction of gross proceeds. The fair value of the warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 3.79%, estimated volatility of 42.76%, expected life of 2 years and expected dividend yield of 0%) and $823,000 was credited to contributed surplus.

On April 20, 2006, the Company completed a private placement financing of 7,000,000 special warrants at a price of $4.00 per special warrant for total gross proceeds of $28 million and net

proceeds after expenses of the issue of $22,885,359. Each special warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole warrant will be exercisable at a price of $5.00 until October 20, 2007. The offering was completed through a sole underwriter, Cormark Securities Inc. (formerly Sprott Securities Inc.). The Company filed a short form prospectus dated July 19, 2006 qualifying the distribution of 7,000,000 common shares and 3,499,999 share purchase warrants issued upon the exercise of 7,000,000 special warrants and 420,000 broker warrants issued upon the exercise of 420,000 compensation options. The fair value of the compensation options was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.19%, estimated volatility of 49.55%, expected life of 1.5 years and expected dividend yield of 0%) and $550,000 was credited to contributed surplus. The fair value of the warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.19%, estimated volatility of 49.55%, expected life of 1.5 years and expected dividend yield of 0%) and $2,607,000 was credited to contributed surplus.

During the six months ended December 31, 2006, the Company incurred net costs of $11,347,195 (June 30, 2006 - $5,351,760) in respect of expenditures on mineral property interests and $11,305,668 (June 30, 2006 - $3,434,209) in respect of plant and equipment.

Subsequent to the period end, the Company entered into an agreement with Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters") as underwriters to purchase on an underwritten basis up to 4,000,000 Special Warrants of the Company at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to the Company of $20 million. In connection with this offering, the Company filed a preliminary short form prospectus dated March 27, 2007 with the securities regulatory authorities in each of the Provinces of Canada, other than Quebec. The Company subsequently withdrew that prospectus and has been asked by the securities regulatory authorities to update its National Instrument 43-101 technical reports for its principal properties.

## 1.7 Capital Resources

### Outlook

The Company anticipates that silver, gold, and lead prices will remain strong throughout 2007. In the first quarter of 2007, the Company produced 792,196 equivalent ounces of silver (719,993 ounces of silver, 532 ounces of gold and 339,512 pounds of lead). Recovery rates of silver from the three producing mills were 66% for La Parrilla, 85% for San Martin, and 67% for La Encantada in 2006. We expect recovery rates to continue for San Martin and La Encantada and to improve at La Parrilla, as mill enhancements and refinements are ongoing. Based on current commodity prices we expect all three producing mines to produce positive cash flow from production (excluding mine depletion and depreciation) during 2007.

The Company requires considerable external financing to retire debt related to the purchase of First Silver, and to fund its growth in operations. The Company's continued development is contingent upon its ability to raise sufficient financing. The Company has successfully relied on external financing, including the issuance of equity securities, to fund activities to date and it will continue to require external financing for the foreseeable future. There are no guarantees that additional sources of funding will be available to the Company and management is committed to pursuing all possible sources of financing.

The Company's primary capital assets are producing mineral property interests focused on silver in Mexico. Except for the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada

Silver Mine which are owned 100%, the Company is required to make property payments and incur various amounts in development and exploration costs by certain dates to maintain its interest in the properties. These dates are outlined in the notes to the interim consolidated financial statements. Furthermore, the Company is required to make certain interest and cash payments to the former shareholders of First Silver (see "Acquisition of First Silver Reserve Inc." and "Plan of Arrangement with First Silver Reserve Inc.") and to the vendors of Desmin (see "Acquisition of Desmin S.A. de C.V.").

Future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial value and amortized over the mineral property's useful life based on a units-of-production method. The present value of the Company's reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

## 1.8 Off-Balance Sheet Arrangements

At December 31, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

## 1.9 Transactions with Related Parties

During the period ended December 31, 2006, the Company:

(a) incurred $91,039 (June 30, 2006 - $135,697) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $15,000 (June 30, 2006 - $65,000) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $92,792 (June 30, 2006 - $187,588) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

### *Stock Option Plan*

During the period ended December 31, 2006, the Company adopted a new stock option plan (the "2006 Plan") whereby the maximum number of shares reserved for issuance under the 2006 Plan is 10% of the issued shares on a rolling basis. All stock options under the 2006 Plan are subject to vesting with no more than 25% vesting upon issuance and 25% vesting each six months thereafter. During this period, the Company granted 2,427,900 stock options with a weighted average exercise

price of $4.26 per share and weighted average expiry periods of 3.86 years to directors, officers, employees and consultants.

Subsequent to the period end, the Company granted 200,000 stock options exercisable at a price of $5.50 per share expiring on February 1, 2010 and 155,000 stock options exercisable at a price of $5.00 per share expiring on February 7, 2011 to directors and officers of the Company. It also cancelled 100,000 stock options exercisable at a price of $4.30 per share originally expiring on April 15, 2008, 75,000 stock options exercisable at a price of $4.32 per share originally expiring on December 6, 2009 and 37,500 stock options exercisable at a price of $4.35 per share originally expiring on June 19, 2011.

## 1.10 Fourth Quarter (of Calendar 2006)

This analysis relates to the quarter ending December 31, 2006, and a comparison of significant variances between this quarter and the quarter ended September 30, 2006.

Accounting and administrative services increased to $860,202, in the fourth quarter from $407,040 in the previous quarter due to additional accounting and administrative expenses consolidated from First Silver, as well as from additional independent professional support required to complete the acquisition and reporting of the First Silver purchase.

The Company wrote down mineral property interests in the amount $774,254 in the fourth quarter relating to two of the Chalchihuites Group of Properties, known as El Magistral and La Esmeralda. In the prior quarter, a mineral property interests write down of $2,086,258 was recorded.

Depreciation was $28,357 in the quarter ended December 31, 2006, compared to $327,743, in the prior quarter as it was determined that the prior quarter had been over accrued..

In the fourth quarter stock based compensation increased to $1,400,603 from $158,289 in the previous quarter reflecting the fair market value of option grants in the quarter, and in the prior quarter, allocated to the service periods of directors, officers, consultants and employees.

## 1.11 Proposed Transactions

The board of directors is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

## 1.12 Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company's significant accounting policies and the estimates derived therefrom are included in Note 2 to the annual consolidated financial statements for the six-month transition year

ended December 31, 2006. While all of the significant accounting policies are important to the Company's consolidated financial statements, the following accounting policies, and the estimates derived therefrom, have been identified as being critical:

- Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
- Depletion and Depreciation of Property, Plant and Equipment;
- Reclamation and Remediation Obligations;
- Income Taxes; and
- Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and / or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company's assets and, as such, the amortization of these assets has a significant effect on the Company's financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is "more likely than not" to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the *Black-Scholes Option Pricing Model.* Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the year.

## 1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes in Accounting Policies or the initial adoption of any policies in the transition year, six month period ended December 31, 2006.

***New Accounting Standards Applicable in 2007***

In January 2005, the CICA issued three new standards relating to financial instruments intended to increase harmonization with U.S. GAAP and International Financial Reporting Standards. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Company will adopt these standards beginning on January 1, 2007, and they are described as follows:.

*Financial Instruments – Recognition and Measurement, Section 3855*

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. This standard also specifies how financial instrument gains and losses are to be presented.

Derivative contracts and embedded derivatives in non-derivative contracts are to be recorded on the balance sheet at their respective fair values, with any mark-to-market adjustments included in net income.

*Hedges, Section 3865*

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

*Comprehensive Income, Section 1530*

This standard requires the presentation of comprehensive income and its components. Other comprehensive income includes holding gains and losses on certain investments that are classified as available-for-sale, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until they are realized.

Management is evaluating the effects of the adoption of these standards on the Company's financial statements.

## 1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and advances, accounts payable, arrangement liability and vendor liability. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

All of the Company's mining and exploration activities are carried outside of Canada. Accordingly, the Company is subject to the risks associated with fluctuations in the rate of exchange of foreign currencies against the Canadian dollar , in particular the Mexican peso, , and the United States dollar. Such fluctuations may materially affect the Company's financial position and results.

In conducting its business, the principal risks and uncertainties faced by the Company centre on

metal and mineral prices, development and exploration of its mineral properties, and efficient production of silver dore and concentrate

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

## 1.15 Other MD&A Requirements

(a) Additional information relating to the Company may be found on or in:

- SEDAR at www.sedar.com,
- the Company's Annual Information Form,
- the Company's audited consolidated financial statements for the period ended December 31, 2006.

## (b) Outstanding Share Data as of the Report Date

As of the Report Date, the Company has the following securities outstanding:

Issued common shares: 53,611,587 common shares

Stock options:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 1.80 | 360,000 | 360,000 | June 21, 2007 |
| 2.10 | 25,000 | 25,000 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 225,000 | 168,750 | December 16, 2007 |
| 1.79 | 180,000 | 180,000 | January 12, 2008 |
| 3.75 | 25,000 | 18,750 | March 8, 2008 |
| 4.05 | 100,000 | 75,000 | March 20, 2008 |
| 2.10 | 240,000 | 240,000 | November 9, 2008 |
| 2.45 | 650,000 | 487,500 | December 16, 2008 |
| 5.04 | 49,600 | 37,200 | April 25, 2008 |
| 4.55 | 25,000 | 12,500 | July 6, 2008 |
| 3.29 | 50,000 | 25,000 | October 16, 2008 |
| 3.28 | 100,000 | 50,000 | October 17, 2008 |
| 3.28 | 12,500 | 6,250 | June 13, 2009 |
| 4.32 | 945,400 | 236,350 | December 6, 2009 |
| 5.50 | 200,000 | 50,000 | February 1, 2010 |
| 4.30 | 500,000 | 250,000 | June 19, 2011 |
| 4.32 | 245,000 | 61,250 | December 6, 2011 |
| 4.41 | 400,000 | 100,000 | December 22, 2011 |
| 5.00 | 155,000 | 38,750 | February 7, 2012 |
| | 4,637,500 | 2,572,300 | |

Share purchase warrants:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 196,323 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,464,999 | October 20, 2007 |
| 2.60 | 1,500,000 | December 14, 2007 |
| 4.25 | 2,212,449 | November 27, 2008 |
| 6.81 | 191,291 | March 20, 2009 |
| | 7,985,062 | |

## 1.16 Disclosure Controls and Procedures

The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Based upon the recent evaluation of the effectiveness of the disclosure controls and procedures regarding the Company's consolidated financial statements for the transition year ended December 31, 2006, and this MD&A, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the design and implementation of disclosure controls and procedures were not effective as at and for the period ended December 31, 2006. As noted above, the Company has recently acquired First Silver and this has resulted in a significant increase in the size and complexity of operations. There have been difficulties in obtaining timely and necessary information from the recently acquired subsidiaries to allow the timely consolidation, and to harmonize record keeping standards consistent with the acquiring group of companies. There have also been difficulties and delays in the reconciliation processes for the accounts in the recently acquired subsidiaries. There have been accounting staff resource constraints relative to the rate of acquiring new entities, and due to the volume of work and required skills to achieve Canadian GAAP financial reporting of complex accounting transactions related to consolidating numerous operations in a short period of time.

**Remedial Action Implemented and Planned**

The Company has taken steps to improve its internal controls through the appointment of more experienced and qualified staff in Mexico and Canada and through the hiring of specialist services particularly in relation to Mexican taxation, and regulatory matters. Significant time has been spent by senior financial staff reviewing the financial results of the Mexican subsidiaries as at December 31, 2006, and the Company intends to implement additional disclosure controls commensurate with the its expanding operations in 2007. Management and senior financial staff will continue to closely monitor the financial reporting of its Mexican operations and intends to engage additional external specialists to accelerate its improvements in the design and implementation of internal control for financial reporting procedures, including a timely schedule for the review and approval of interim and annual financial information.

**Form 52-109F1** ***Certification of Annual Filings***

I, ***Raymond L. Polman, Chief Financial Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 1, 2007

*"Raymond L. Polman"*

Raymond L. Polman
Chief Financial Officer

**Form 52-109F1** ***Certification of Annual Filings***

I, ***Keith Neumeyer, President & Chief Executive Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.*** (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 1, 2007

*"Keith Neumeyer"*

Keith Neumeyer
President and Chief Executive Officer

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

May 10, 2007

## Closing of $34,415,000 Private Placement

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce the successful completion today of the private placement of special warrants announced April 20. The private placement consisted of a total of 6,883,000 special warrants sold at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to the Company of $34,415,000 million and was conducted through Cormark Securities Inc. (formerly Sprott Securities Inc.), CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters"). Each Special Warrant will be exercisable, without further consideration, for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is 11 weeks after the closing date, each Special Warrant will be exercisable for 1.08 Units. Each Unit will consist of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The underwriters received a cash commission of 5.5% of the gross proceeds of the offering at closing.

The net proceeds of the offering will be used to fund further expansion of the Company's La Parrilla Silver Mine, The San Martin Silver Mine and La Encantada Silver Mine, to satisfy property and vendor commitments and for general working capital.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.**

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company" or "First Majestic")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

May 10, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of CCNMatthews.

**Item 4 Summary of Material Change**

Closing of $34,415,000 Private Placement

**Item 5 Full Description of Material Change**

The Company announced the successful completion of the private placement of special warrants announced April 20. The private placement consisted of a total of 6,883,000 special warrants sold at a price of $5.00 per Special Warrant (the "Issue Price") for aggregate gross proceeds to the Company of $34,415,000 million and was conducted through Cormark Securities Inc. (formerly Sprott Securities Inc.), CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters"). Each Special Warrant will be exercisable, without further consideration, for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is 11 weeks after the closing date, each Special Warrant will be exercisable for 1.08 Units. Each Unit will consist of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The underwriters received a cash commission of 5.5% of the gross proceeds of the offering at closing.

The net proceeds of the offering will be used to fund further expansion of the Company's La Parrilla Silver Mine, The San Martin Silver Mine and La Encantada Silver Mine, to satisfy property and vendor commitments and for general working capital.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

May 15, 2007

# FIRST MAJESTIC SILVER CORP.

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE** is hereby given that the Annual General Meeting of the shareholders of **First Majestic Silver Corp.** (the "Company") will be held at The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, V6C 3L5, on Thursday, June 7, 2007 at 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the directors.
2. To appoint **Deloitte & Touche LLP**, Chartered Accountants, as auditors for the Company to hold office until the next Annual Meeting and to authorize the directors to fix the remuneration to be paid to the auditors.
3. To determine the number of directors at seven.
4. To elect directors.
5. To approve the Stock Option Plan of the Company, as more particularly described in the accompanying Information Circular.
6. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular, form of Proxy, and Financial Statement Request Form.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, or certification, if appropriate, under which it was signed or a notarially certified copy thereof with the Company's Transfer Agent, **Pacific Corporate Trust Company**, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting.

**DATED** at Vancouver, British Columbia, this 3rd day of May, 2007.

**ON BEHALF OF THE BOARD OF DIRECTORS**
**OF FIRST MAJESTIC SILVER CORP.**

*"Keith Neumeyer"*

**Keith Neumeyer**
**President and Chief Executive Officer**

RECEIVED

2008 APR -2 A 6:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# FIRST MAJESTIC SILVER CORP.

1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8

## INFORMATION CIRCULAR

(Containing information as at May 3, 2007)

### SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. ("First Majestic" or the "Company") for use at the Annual General Meeting of shareholders of the Company (the "Meeting"), and any adjournment thereof, to be held on Thursday, June 7, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

### APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President & CEO and Chairman, respectively, of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9, ("Pacific Corporate") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Please contact your broker if you have questions.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 1100, 885 Dunsmuir, Vancouver, British Columbia, V6K 3C4 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

### NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased or hold their shares. A person is not a registered shareholder (a "Non-Registered Holder") in respect of shares which are held either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant. In

accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and is to be completed, but not signed, by the Non-Registered Holder and deposited with Pacific Corporate; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value. Only the registered holders of common shares are entitled to receive notice of or to attend and vote at any meetings of the shareholders of the Company. As at May 3, 2007 there were **53,612,337** common shares without par value issued and outstanding.

Only shareholders of record at the close of business on May 3, 2007 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during normal business hours at Pacific Corporate Trust Company and at the Meeting of Shareholders.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company except as follows:

| **Name and Address** | **Number of Shares** | **Approximate Percentage of Total Issued** |
|---|---|---|
| CDS & Co.<br>PO Box 1038 Stn A<br>25 The Esplanade<br>Toronto, ON M5W 1G5 | 45,622,998 | 85.1% |

## ELECTION OF DIRECTORS

The number of directors on the board of directors of the Company is currently set at **seven**. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at **seven**.

Management proposes to nominate the persons listed below for election as directors. Each director will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

| **Name, Position and Province or State and Country of Residence** | **Principal Occupation or Employment for Past 5 Years** [1] | **Period as a Director of the Company** | **No. of Common Shares** | **Percentage of Issued Capital** [2] |
|---|---|---|---|---|
| **ROBERT A. McCALLUM, B.Sc., P.Eng** [3][5]<br>Chairman and Director<br>West Vancouver, British Columbia, Canada | Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; President and CEO of Kensington Resources Ltd. from June 1, 2004 to October 28, 2005; currently Director of Shore Gold Inc. (a diamond exploration company) and Chairman and Director of First Silver Reserve Inc. from June 19, 2006 to present. | December 15, 2005 to present. | 20,000 | Less than 1.0% |
| **KEITH NEUMEYER**<br>CEO, President and Director<br>London, England | President & CEO of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998; currently President, CEO and Director of First Silver Reserve Inc. from June 19, 2006 to present. | December 5, 1988 to present. | 2,356,300 | 4.3% |
| **RAMON DAVILA, Ing.**<br>Chief Operating Officer and Director<br>Durango, Mexico | Chief Operating Officer of the Company from December 14, 2004 to present; President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. between March 1998 to October 2003; Member of the Board of Directors of the Chamber of Mines in Mexico; Member of Asociacion de Ingenieros de Minas Metalurgistas y Geologos de Mexico, Member of Academia Mexicana de Ingenieria, Member of the Society for Mining, Metallurgy and Exploration; Chief Operating Officer and Director of First Silver Reserve Inc. from June 19, 2006 to present. | April 15, 2004 to present. | 213,040 | Less than 1.0% |

| Name, Position and Province or State and Country of Residence | Principal Occupation or Employment for Past 5 Years [1] | Period as a Director of the Company | No. of Common Shares | Percentage of Issued Capital [2] |
|---|---|---|---|---|
| **TONY PEZZOTTI** [3][4] Director Burnaby, British Columbia, Canada | Retired. General Manager and Co-owner of PSL Steel Ltd. from 1979 to 2000. | November 30, 2001 to present. | 471,000 | Less than 1.0% |
| **DAVID SHAW, Ph.D.** [4][5] Director Vancouver, British Columbia, Canada | President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. (a capital pool company);Director of Grandcru Resources Corporation; Director of Odyssey Resources Limited. | January 12, 2005 to present. | 20,000 | Less than 1.0% |
| **ROBERT YOUNG**[4] Director Richmond, British Columbia, Canada | Independent geological consultant; Director of First Silver Reserve Inc.; formerly Vice President, Special Projects and South American Exploration, Teck Limited. | September 7, 2006 to present. | Nil | 0.0% |
| **DOUGLAS PENROSE** [3][5] Director Kamloops, British Columbia, Canada | Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to present; Director of First Silver Reserve Inc. from June 19, 2006 to present. | September 7, 2006 to present. | Nil | 0.0% |

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2) Based upon 53,612,337 common shares of the Company issued and outstanding as of the record date.
(3) Member of the Audit Committee.
(4) Member of the Human Resources, Compensation and Nominating Committee
(5) Member of the Corporate Governance Committee

## CORPORATE GOVERNANCE

The Board of Directors of the Company is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as provided in Appendix "A" Statement of Corporate Governance Practices. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business.

The Board is also responsible for the adoption of an Audit Committee Mandate, as provided in Appendix "B" hereto, setting out the role and oversight responsibilities of the Audit Committee and the annual review of same.

## STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

"CEO" of the Company means each individual who served as Chief Exectuvie Officer of the Company or acted a similar capacity during the most recently completed financial year;

"CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity during the most recently completed financial year;

"executive officer" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

"Named Executive Officers" means the following individuals:

(a) each CEO;
(b) each CFO;
(c) each of your company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and
(d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of your company at the end of the most recently completed financial year-end.

## SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long Term Compensation Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary ($) | Bonus for the Year ($) | Other Annual Compen-sation ($) | Securities Under Options Granted (#)[2] | Restricted Shares / Units Awarded | LTIP Payouts | All Other Compen-sation ($) |
| KEITH NEUMEYER Chief Executive Officer and President | 2006[1] | $Nil | $Nil | $91,039 | 185,000 | Nil | Nil | $Nil |
| | 2006 | $Nil | $Nil | $135,697 | 340,000 | Nil | Nil | $Nil |
| | 2005 | $Nil | $Nil | $149,967 | 50,000 | Nil | Nil | $Nil |
| | 2004 | $Nil | $Nil | $51,860 | 260,000 | Nil | Nil | $Nil |
| DOUGLAS R. SCOTT Chief Financial Officer[3] | 2006[1] | $85,000 | $Nil | $Nil | 150,000 | Nil | Nil | $Nil |
| | 2006 | $35,000 | $Nil | $41,779 | 200,000 | Nil | Nil | $Nil |
| | 2005 | $Nil | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| | 2004 | $Nil | $Nil | $Nil | Nil | Nil | Nil | $Nil |
| RAYMOND L. POLMAN Chief Financial Officer[4] | 2006[1] | $Nil | $Nil | $Nil | $Nil | Nil | Nil | $Nil |
| | 2006 | $Nil | $Nil | $Nil | $Nil | Nil | Nil | $Nil |
| | 2005 | $Nil | $Nil | $Nil | $Nil | Nil | Nil | $Nil |
| | 2004 | $Nil | $Nil | $Nil | $Nil | Nil | Nil | $Nil |
| RAMON DAVILA Chief Operating Officer[5] | 2006[1] | $Nil | $Nil | $92,792 | 235,000 | Nil | Nil | Nil |
| | 2006 | $Nil | $Nil | $187,588 | 250,000 | Nil | Nil | $Nil |
| | 2005 | $Nil | $Nil | $150,470 | 50,000 | Nil | Nil | $Nil |
| | 2004 | $Nil | $Nil | $29,896 | 400,000 | Nil | Nil | $Nil |

(1) For the transitional period July 1, 2006 to December 31, 2006.
(2) For breakdown of options granted see "Option/SAR Grants During Most Recently Completed Financial Year".
(3) Douglas R. Scott was appointed Chief Financial Officer on April 15, 2006 and resigned effective January 31, 2007.
(4) Raymond L. Polman was appointed Chief Financial Officer on February 1, 2007.
(5) Ramon Davila was appointed Chief Operating Officer on December 14, 2004.

**Long-Term Incentive Plan Awards**

No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

**Option/SAR Grants During the Most Recently Completed Financial Year**

The following table sets forth stock options granted to the Named Executive Officers during the most recently completed financial year:

| NEO Name | Securities Under Options/SARs Granted (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Keith Neumeyer | 100,000[1] | 4.1% | $4.30 | $3.15 | June 19, 2011 |
| | 35,000 | 1.4% | $4.32 | $4.32 | December 6, 2011 |
| | 50,000 | 2.1% | $4.41 | $4.41 | December 22, 2011 |
| Douglas R. Scott | 50,000[1] | 2.1% | $4.30 | $3.15 | June 19, 2011 |
| | 100,000 | 4.1% | $4.32 | $4.32 | December 6, 2009 |
| Raymond L. Polman | NIL | NIL | NIL | NIL | N/A |
| Ramon Davila | 100,000[1] | 4.1% | $4.30 | $3.15 | June 19, 2011 |
| | 35,000 | 1.4% | $4.32 | $4.32 | December 6, 2011 |
| | 100,000 | 4.1% | $4.41 | $4.41 | December 22, 2011 |

(1) Stock option conversion pursuant to the terms of the Plan of Arrangement between First Silver Reserve Inc. ("First Silver") and First Majestic which received First Silver shareholder approval on September 7, 2006. These First Silver option holders exchanged, on a two for one basis, First Silver stock options for First Majestic stock options exercisable at a price of $4.30 per share expiring on June 19, 2011.

**Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Year-End Option/SAR Values**

The following table sets forth incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the fiscal year-end value of stock options held by the Named Executive Officers.

| NEO Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options/SARs at the Financial Year End (#) Exercisable/ Unexercisable | Value of Unexercised in-the Money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable[1] |
|---|---|---|---|---|
| Keith Neumeyer | Nil | $Nil | 611,250/223,750 | $1,680,513/$319,038 |
| Douglas R. Scott | Nil | $Nil | 137,500/212,500 | $83,875/$131,625 |
| Raymond L. Polman | Nil | $Nil | NIL | $Nil/$Nil |
| Ramon Davila | Nil | $Nil | 696,250/238,750 | $2,014,013/$262,038 |

(1) In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option price. The closing market price of the Company's shares on the TSX Venture Exchange as at December 31, 2006 (i.e., the financial year end) was $4.95.

## Termination of Employment, Change in Responsibilities and Employment Contracts

Employment Agreement – Keith Neumeyer

The Company entered into an Employment Agreement dated September 26, 2003, as amended April 1, 2004, pursuant to which Keith Neumeyer is employed as President and Chief Executive Officer for an unspecified term at a current salary of US $13,500 per month plus benefits and the granting of stock options and the awarding of annual bonuses which shall be determined at the absolute discretion of the Board of Directors or a Committee of the Company. The Employment Agreement may be terminated by Mr. Neumeyer with 90 days' written notice or by the Company at any time with cause, or without cause, by payment of six months' base salary plus benefits. After two years of employment with the Company, this amount will increase by two months for each additional year of employment. In the event of a change of control, the Company is committed to making severance payments to Mr. Neumeyer totalling six months' base salary plus benefits and after two years of employment with the Company, this amount will increase by two months for each additional year of employment.

Consulting Agreement – Ramon Davila

The Company entered into a Consulting Agreement dated February 10, 2006 pursuant to which Mr. Davila was retained as a consultant with respect to the Company's operations in Mexico for an unspecified term at a current salary of US $13,500 per month plus benefits and the awarding of annual bonuses which shall be determined at the absolute discretion of the Human Resources, Compensation and Nominating Committee but in any event, shall not be less than US $10,000 annually. The Consulting Agreement may be terminated by Mr. Davila with 90 days' written notice or by the Company at any time with cause, or without cause, by payment of six months' consulting fees. After two years of consulting with the Company, this amount will increase by two months for each additional year of consulting. In the event of a change of control, the Company is committed to making severance payments to Mr. Davila totaling twelve months' base salary plus benefits and after two years of consulting with the Company, this amount will increase by two months for each additional year of consulting.

### Compensation of Directors

As at January 1, 2006, the board of directors determined that the independent directors will receive an annual fee of $24,000. The independent directors of the Company as at the fiscal year end were Mr. Robert McCallum, Mr. Tony Pezzotti, Mr. David Shaw, Mr. Douglas Penrose and Mr. Robert Young. From time to time, the Company also grants stock options to directors. The Company granted the following incentive stock options to directors of the Company during the most recently completed financial year:

| Name | Options Granted | Exercise Price per Share | Date of Grant |
|---|---|---|---|
| Keith Neumeyer | 100,000 [(1) (2)] | $4.30 | September 14, 2006 |
| | 35,000 [(1)] | $4.32 | December 6, 2006 |
| | 50,000 [(1)] | $4.41 | December 22, 2006 |
| Ramon Davila | 100,000 [(1) (2)] | $4.30 | September 14, 2006 |
| | 35,000 [(1)] | $4.32 | December 6, 2006 |
| | 100,000 [(1)] | $4.41 | December 22, 2006 |
| Robert McCallum | 50,000 [(2)] | $4.30 | September 14, 2006 |
| | 35,000 | $4.32 | December 6, 2006 |
| | 50,000 | $4.41 | December 22, 2006 |
| Tony Pezzotti | 35,000 | $4.32 | December 6, 2006 |
| | 50,000 | $4.41 | December 22, 2006 |
| David Shaw | 35,000 | $4.32 | December 6, 2006 |
| | 50,000 | $4.41 | December 22, 2006 |

| Name | Options Granted | Exercise Price per Share | Date of Grant |
|---|---|---|---|
| Douglas Penrose | 100,000[(2)] | $4.30 | September 14, 2006 |
| | 35,000 | $4.32 | December 6, 2006 |
| | 50,000 | $4.41 | December 22, 2006 |
| Robert Young | 12,500[(3)] | $3.28 | September 14, 2006 |
| | 100,000[(2)] | $4.30 | September 14, 2006 |
| | 35,000 | $4.32 | December 6, 2006 |
| | 50,000 | $4.41 | December 22, 2006 |
| **Total** | **1,107,500** | | |

**NOTES:**

(1) Includes stock options granted to the Named Executive Officers previously disclosed.

(2) Stock option conversion pursuant to the terms of the Plan of Arrangement between First Silver and First Majestic which received First Silver shareholder approval on September 7, 2006. These First Silver option holders exchanged, on a two for one basis, First Silver stock options for First Majestic stock options exercisable at a price of $4.30 per share expiring on June 19, 2011.

(3) Stock option conversion pursuant to the terms of the Plan of Arrangement between First Silver and First Majestic which received First Silver shareholder approval on September 7, 2006. This First Silver option holder exchanged, on a two for one basis, First Silver stock options for First Majestic stock options exercisable at a price of $3.28 per share expiring on June 13, 2009.

## SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended December 31, 2006, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 5,052,500 | $3.30 | 117,363 |
| Equity compensation plans not approved by securityholders[(1) (2)] | 542,824 | $4.06 | N/A |
| Totals | 5,595,324 | $3.37 | 117,363 |

(1) In connection with a brokered private placement of special warrants which closed on April 20, 2006, the underwriter received a cash commission equal to 6% of the aggregate gross proceeds and 420,000 broker warrants. Each broker warrant is exercisable to purchase one common share at $4.00 per share until October 20, 2007.

(2) In connection with a non-brokered private placement of units which closed on November 28, 2006, the Company paid a finder's fee of $189,500 and 122,824 warrants, each exercisable at a price of $4.25 per share expiring on November 27, 2008.

In September 2006, the Company adopted a Rolling Stock Option Plan (the "2006 Plan") to provide an incentive to its directors, officers, employees and consultants. The maximum number of shares which may be issued under the 2006 Plan shall not exceed 10% of the issued and outstanding shares as at the date

of the proposed grant. The exercise price for each option is determined by the Board of Directors and cannot be less than the closing price of the Company's shares traded through the facilities of the TSX Venture Exchange on the day preceding the date of the grant. The term of an option may not exceed five years from the date of the grant. All stock options are subject to vesting with no more than 25% vesting upon issuance and 25% vesting each six months thereafter.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company, except as follows:

1. On January 31, 2007, the Company completed the acquisition of the San Juan Silver Mine which forms part of the Chalchihuites Group Properties. In connection therewith, a finder's fee in the amount of US$68,422 was paid to a director of the Company.

## AUDITORS

The auditors for the Company are Deloitte & Touche LLP, Chartered Accountants of Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. Deloitte & Touche LLP, Chartered Accountants were first appointed auditors of the Company on December 14, 2004.

## MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and directors of the Company.

## AUDIT COMMITTEE

*Audit Committee Mandate*

The text of the Audit Committee's Mandate is attached as Appendix "B" to this Information Circular.

*Composition of the Audit Committee*

Members of the Audit Committee are Douglas Penrose, Tony Pezzotti and Robert McCallum. All three members are independent and all three members are considered financially literate.

*Relevant Education and Experience*

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario since 1974 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years experience in leadership positions in corporate finance, including the position of Chief Financial Officer and he is presently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Tony Pezzotti, currently retired, is a seasoned board member who has served on several public company boards, including OSI Geospatial Inc., First Quantum Minerals Ltd., and Kensington Resources Ltd. He also served as a member of the Audit Committees of those companies and was General Manager and co-owner of a privately held steel fabrication company.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by a PMD in the Executive Management Program at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and C.E.O. of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005 and now sits on the board of Shore Gold.

*Reliance on Certain Exemptions*

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

(a) the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b) an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

*Audit Committee Oversight*

The Company's Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

*Pre-Approval Policy*

The Audit Committee is responsible for pre-approval of any non-audit services to be provided to the Company by the external auditor and the fees for those services.

*External Auditor Service Fees*

The following table sets out the fees billed to the Company by Deloitte & Touche LLP, Chartered Accountants, and its affiliates for professional services in each of the years ended June 30, 2005 and June 30, 2006 and for the transitional year ended December 31, 2006, respectively.

| **Category** | **Transition year ended December 31, 2006** | **Year ended June 30, 2006** | **Year ended June 30, 2005** |
|---|---|---|---|
| Audit Fees | $187,568 | $194,797 | $59,854 |
| Audit-Related Fees[1] | $13,337 | $105,816 | $Nil |
| Tax Fees[2] | $6,638 | $5,460 | $Nil |
| All Other Fees | $Nil | $Nil | $Nil |

(1) Due diligence for the acquisition of First Silver Reserve Inc.
(2) For preparation of corporate income tax return.

## OTHER MATTERS TO BE ACTED UPON

### *2006 Rolling Share Option Plan*

A rolling share option plan of the Company was approved by shareholders on September 7, 2006 (the "2006 Stock Option Plan") in which a maximum of 10% of the current issued and outstanding Common Shares were approved for issuance pursuant to the 2006 Stock Option Plan. The 2006 Stock Option Plan permits the Company to grant options for the purchase of Common Shares pursuant to option

agreements. The 2006 Stock Option Plan is a 10% rolling plan, which means that the Company will be able to reserve for issue up to 10% of its outstanding shares from time to time to issue upon exercise of options granted under the 2006 Stock Option Plan. As the outstanding options are exercised and the issued and outstanding common shares of the Company increases, the number of options available for granting to eligible Optionees will increase.

The Board is of the view that the 2006 Stock Option Plan is required in order to provide incentive to the directors, officers, employees, management and others who provide service to the Company to act in the best interests of the Company.

The material terms of the 2006 Stock Option Plan provide that:

- the participants in the 2006 Stock Option Plan are the directors, executive officers, employees and other service providers of the Company;
- the 2006 Option Plan is administered by the directors of the Company;
- the exercise price of stock options granted under the 2006 Stock Option Plan, as determined by the Board in its sole discretion, shall not be less than the "market price" of the shares (as defined by the policies of the Exchange) or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading;
- all options granted under the 2006 Stock Option Plan expire on the date fixed by the Board at the time the option is awarded, provided that such date is not later than the fifth anniversary of the award date of the option;
- upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the 2006 Stock Option Plan;
- in the event that an option holder is a consultant and, upon completion of the contract under which the consultant provided services to the Company such consultant is subsequently hired by the Company and becomes an employee of the Company (as defined by the terms of the 2006 Stock Option Plan) the options previously granted to the consultant will flow through to the employee on the same terms and conditions of the original grant of options;
- the maximum aggregate number of options that may be issued upon the exercise of stock options granted under the 2006 Stock Option Plan to insiders of the Company shall not exceed 10% the issued and outstanding common shares at the time of grant in any 12 month period;
- if the option holder ceases to be a director of Company or its subsidiaries or ceases to be employed by the Company or its subsidiaries (other then by reason of death or cause), as the case may be, then the option granted shall expire no later than the 60th day following the date that the option holder ceases to be a director or ceases to be employed by the Company or its subsidiaries, subject to the terms and conditions set out in the 2006 Stock Option Plan, and in the event of dismissal of the option holder from employment or service for cause, all options held by the option holder, whether or not vested at the date of dismissal, will immediately terminate without any right of the option holder to exercise any of the options;
- options granted pursuant to the 2006 Stock Option Plan will be non-assignable and may be subject to vesting provisions determined by the Board;
- shares which are issued upon the exercise of options granted under the 2006 Stock Option Plan are to be paid for in cash or certified cheque by the holder;
- the Company does not offer financial assistance in respect of the exercise of options; and

- subject to required regulatory approval, amendments to the 2006 Stock Option Plan generally require shareholder approval, except some amendments that may be made at the discretion of the board, such as amendments of a clerical nature, amendments changing vesting and termination provisions, or amendments reducing the benefits under the 2006 Stock Option Plan.

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting. The 2006 Stock Option Plan, and any material amendments thereto, must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the 2006 Stock Option Plan. Based on the present shareholdings of the insiders or their associates to whom shares may be issued pursuant to the 2006 Stock Option Plan, a total of up to **3,080,340** common shares will be excluded from voting on this resolution. The 2006 Stock Option Plan is also subject to approval by the Exchange.

Shareholders will be asked at the Meeting to pass an ordinary resolution in the following form to ratify, confirm and approve the adoption of a new share option plan, the text of which is as follows:

"Resolved that the Company adopt the 2006 Stock Option Plan and that up to 10% of the Company's issued and outstanding shares at the time the option is granted be reserved for issuance to eligible optionees subject to the terms of the 2006 Stock Option Plan, and subject to regulatory and shareholder approval, where required; and

any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof."

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

**The Board recommends that shareholders vote in favour of this resolution.**

A copy of the 2006 Plan will be available for review at the Meeting.

## GENERAL

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgment.

## ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com. Financial information concerning the Company is also provided in the Company's comparative financial statements for the transition year ended December 31, 2006.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company at Suite 1480 – 885 West Georgia Street, Vancouver, BC, V6C 3E8 or can view them on the Company's website at www.firstmajestic.com.

## APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Management Proxy Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

**CERTIFICATE**

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 3rd day of May, 2007.

"Keith Neumeyer"

Keith Neumeyer,
President and Chief Executive Officer

## APPENDIX "A"

## FIRST MAJESTIC SILVER CORP.

## (the "Company")

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description of the governance practices of the Company is provided in accordance with the guidelines of Multilateral Instrument 58-101, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines"). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

### 1. *Board of Directors*

The Board consists of seven directors, of whom five are independent. None of the five unrelated directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company's Board, reasonably interfere with the exercise of a directors' independent judgment. Robert McCallum, Tony Pezzotti, David Shaw, Douglas Penrose and Robert Young are independent directors. Keith Neumeyer is the Chief Executive Officer of the Company and Ramon Davila is the Chief Operating Officer. Neither Mr. Neumeyer nor Mr. Davila are independent directors.

### 2. *Directorships*

The directors of the Company are directors of the following reporting issuers set opposite their names:

- Robert A. McCallum – Director of Shore Gold Inc.
- David Shaw – President and Director of Albion Petroleum Ltd.; Director of Grandcru Resources Corporation; Director of Odyssey Resource Corp.
- Robert Young – Director of Goldrush Resources Limited

### 3. *Orientation and Continuing Education*

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company's history, performance and strategic plans.

### 4. *Ethical Business Conduct*

The Board has not adopted a formal written code of ethics. The Board is of the view that the requirements of the Audit Committee Mandate and Board members' ability to reference outside professional advisors facilitate the Company meeting ethical business standards.

### 5. *Nomination of Directors*

The Human Resources, Compensation and Nominating Committee which consists of Tony Pezzotti, David Shaw and Robert Young, is responsible for identifying individuals qualified to become new board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders.

## 6. *Compensation*

Independent members of the Board are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX-V and the Company's stock option plan. The Company's Human Resources, Compensation and Nominating Committee reviews management's recommendations for and, in accordance with Board guidelines, recommends the granting of stock options to Management, Directors, Officers and other employees and consultants of the Company and its subsidiaries. The Board as a whole determines the stock option grants for each director. The Human Resources, Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

## 7. *Other Board Committees*

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the Audit Committee, Human Resources, Compensation and Nominating Committee and Corporate Governance Committee.

The Corporate Governance Committee which consists of Robert McCallum, Douglas Penrose, David Shaw and Raymond Polman, under the supervision of the Board, has overall responsibility to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees. The Corporate Governance Committee's responsibilities include, but are not limited to, the following:

- Review at least annually the size, composition and profile of the Board;
- Review at least annually the performance of the Board as a whole;
- Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties;
- Evaluate the performance of the Chairman of the Board;
- On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee; and
- On an annual basis, review the indemnification polices of the Company, general liability insurance policy and Directors' and Officers' insurance policy.

## 8. *Assessments*

The Board considers individual director performance assessments are not warranted, given the Company's stage of development, the directors' shareholdings and the required time commitment to the affairs of the Company.

**APPENDIX "B"**

**FIRST MAJESTIC SILVER CORP.**

**(the "Company")**

**AUDIT COMMITTEE MANDATE**

## 1. MANDATE

The primary mandate of the audit committee (the "Audit Committee") of the Board of Directors (the "Board") of the "Company is to assist the Board in overseeing the Company's financial reporting and disclosure. This oversight includes:

a. reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

b. ascertaining that management has implemented the systems of internal controls to ensure integrity in the financial reporting of the Company; and

c. monitoring the independence and performance of the Company's external auditors and reporting directly to the Board on the work of the external auditors.

## 2. COMPOSITION AND ORGANIZATION OF THE COMMITTEE

a. The Audit Committee must have at least three directors.

b. The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment.[1]

c. Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.[2]

d. The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

e. The Board will also appoint a chair of the Audit Committee (the "Chair of the Audit Committee") for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

f. A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

## 3. MEETINGS

a. The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

b. Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

---

[1] Multilateral Instrument 52-110 *Audit Committees* section 1.4

[2] Multilateral Instrument 52-110 *Audit Committees* section 1.5

c. Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

d. The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

e. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

## 4. RESPONSIBILITIES OF THE COMMITTEE

The Audit Committee will perform the following duties:

**External Auditor**

i. select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company's accounts, controls and financial statements;

ii. evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

iii. obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

iv. recommend to the Board, if necessary, the replacement of the external auditor;

v. meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

vi. pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

**Financial Statements and Financial Information**

vii. review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

viii. review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

ix. review and recommend to the Board for approval the financial content of the annual report;

x. review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer;

xi. review the Company's management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

xii. review annually with external auditors, the Company's accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

xiii. review and consider any significant reports and recommendations issued by the external auditor, together with management's response, and the extent to which recommendations made by the external auditors have been implemented;

**Risk Management, Internal Controls and Information Systems**

xiv. review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

xv. review adequacy of security of information, information systems and recovery plans (this should include reference to the backups in place for the computers, locks on cabinets, etc.);

xvi. review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

xvii. review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

xviii. discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company's financial statements or disclosure;

xix. assisting management to identify the Company's principal business risks;

xx. review the Company's insurance, including directors' and officers' coverage, and provide recommendations to the Board;

**Other**

xxi. conduct special reviews and/or other assignments from time to time as requested by the Board or the Chief Executive Officer.

## 5. PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees, consultants and/or contractors.

## 6. REPORTING

The Audit Committee will report to the Board on:

i. the external auditor's independence;

ii. the performance of the external auditor and the Audit Committee's recommendations;

iii. regarding the reappointment or termination of the external auditor;

iv. the adequacy of the Company's internal controls and disclosure controls;

v. the Audit Committee's review of the annual and interim financial statements;

vi. the Audit Committee's review of the annual and interim management discussion and analysis;

vii. the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

viii. all other material matters dealt with by the Audit Committee.

## 7. AUTHORITY OF THE COMMITTEE

a. The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

b. The external auditor will report directly to the Audit Committee.

## EFFECTIVE DATE

This Mandate was implemented by the Board on December 21, 2006




# Proxy

**ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FIRST MAJESTIC SILVER CORP.**
**TO BE HELD AT THE FAIRMONT WATERFRONT HOTEL**
**900 CANADA PLACE WAY, VANCOUVER, BRITISH COLUMBIA, V6C 3L5**
**ON THURSDAY, JUNE 7, 2007, AT 10:00 A.M.**

**I/We being holder(s) of the Company hereby appoint:**

**Keith Neumeyer**, a Director of the Company, or failing this person, **Robert A. McCallum**, a Director of the Company, or in the place of the foregoing,

***(print the name)*** ______________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

**I/We hereby revoke any proxy previously given to attend and vote at said Meeting.**

**SECURITYHOLDER SIGN HERE:** ______________________________

**DATE SIGNED:** ______________________________

**THIS FORM MUST BE SIGNED AND DATED ABOVE.**

**SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.**

## Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

| | For | Against | Withhold |
|---|---|---|---|
| 1. Appointment of Deloitte & Touche LLP as *auditors of the Company* | | N/A | |
| 2. To authorize the Directors to fix the Auditors' remuneration | | | N/A |
| 3. To determine the number of Directors at seven. | | | N/A |
| 4. To elect as Director, Keith Neumeyer | | N/A | |
| 5. To elect as Director, Ramon Davila | | N/A | |
| 6. To elect as Director, Robert A. McCallum | | N/A | |
| 7. To elect as Director, Tony Pezzotti | | N/A | |
| 8. To elect as Director, David Shaw | | N/A | |
| 9. To elect as Director, Douglas Penrose | | N/A | |
| 10. To elect as Director, Robert Young | | N/A | |
| 11. To approve the 2006 Stock Option Plan of the Company | | | N/A |

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed by you, the holder***, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions****, may do the following:*

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person.*** To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

# VOTING METHODS

## INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

## TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683).** ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

## RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

***510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.***

***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.***

RECEIVED

2008 APR -2 A 6:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# SPECIAL WARRANT INDENTURE

**Dated as of May 10, 2007**

---

**FIRST MAJESTIC SILVER CORP.**

**AND**

**PACIFIC CORPORATE TRUST COMPANY**

---



SOLICITORS McCULLOUGH O'CONNOR IRWIN LLP

4022.002\SPECv4

## TABLE OF CONTENTS

**THIS SPECIAL WARRANT INDENTURE** is made as of the 10th day of May, 2007

**BETWEEN:**

**FIRST MAJESTIC SILVER CORP.**, a company continued under the laws of the Province of British Columbia, having its registered and records office at 1100-888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4 (hereinafter referred to as the "**Corporation**")

**AND:**

**PACIFIC CORPORATE TRUST COMPANY**, a trust company incorporated under the laws of the Province of British Columbia and authorized to carry on business in the Province of British Columbia (hereinafter referred to as the "**Warrant Agent**")

**WHEREAS:**

A. The Corporation proposes to issue up to 8,800,000 Special Warrants in connection with the Offering (as defined herein);

B. Each Special Warrant shall, subject to adjustment as herein provided, entitle the holder thereof to acquire one Unit (as defined herein) without payment of any further consideration and upon the terms and conditions herein set forth;

C. For such purpose, the Corporation is duly authorized to create and issue the Special Warrants constituted and issued in the manner hereinafter provided;

D. All acts and deeds necessary have been done and performed to make the Special Warrants, when countersigned by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture;

E. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent; and

F. The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on the benefit of the persons who become Warrantholders (as defined below).

**NOW THEREFORE THIS INDENTURE WITNESSETH** that the parties hereto agree as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this Indenture, including the recitals and schedules hereto, and in all agreements supplemental hereto:

"**Applicable Legislation**" means at any time the provisions of any statute of Canada or a province thereof and the regulations under all such statutes, relating to warrant indentures or to the rights, duties and obligations of warrant agents and of corporations under warrant indentures, to the extent that such provisions are at such time in force and applicable to this Indenture;

"**Business Day**" means a day which is not Saturday, Sunday, a legal holiday in the City of Vancouver, British Columbia, or any other day when the principal office of the Warrant Agent in Vancouver, British Columbia is not open to the public for the transaction of business;

"**Commissions**" means the securities commissions or similar securities regulatory authorities in the Designated Provinces;

"**Common Shares**" means fully paid and non-assessable common shares without par value of the Corporation, as presently constituted, provided that, in the event of any adjustment pursuant to Section 5.1, "**Common Shares**" will thereafter mean the securities or property resulting from such adjustment;

"**Cormark**" means Cormark Securities Inc.;

"**Corporation's Auditors**" means the chartered accountant or firm of chartered accountants duly appointed as auditors of the Corporation from time to time;

"**Counsel**" means a barrister or solicitor or a firm of barristers and solicitors (who may be counsel to the Corporation) acceptable to the Warrant Agent, acting reasonably;

"**Current Market Price**" means, with respect to the Common Shares at any date, the price per Common Share equal to the Weighted Average Price at which the Common Shares have traded on a stock exchange during a period of 20 consecutive Trading Days ending on the fifth Trading Day preceding such date; for the purpose of this paragraph, "**stock exchange**" means the stock exchange where the greatest volume of trading in Common Shares shall have been registered during the relevant period;

"**Designated Provinces**" means each of the provinces of Canada other than Québec;

"**Director**" means a director of the Corporation for the time being and, unless otherwise specified herein, reference to "**action by the directors**" means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board, in each case by a duly passed resolution;

"**Dividend Funds**" means all dividends and other distributions in cash, deposited with the Warrant Agent pursuant to Section 6.2.9;

"**Exchange**" means the TSX Venture Exchange, or such other exchange or quotation system on which the Common Shares and the Underlying Warrants are then listed or quoted;

"**Exercise Date**" means, with respect to a Special Warrant, the date on which the Special Warrant Certificate evidencing such Special Warrant (with a duly completed and executed Exercise Form) is surrendered for exercise in accordance with Section 3.1 and includes the date on which Special Warrants are deemed exercised pursuant to Section 3.8;

"**Exercise Form**" has the meaning given in Section 3.1.1;

"**Expiry Date**" means the date which is the earlier of (a) three Business Days after the Qualification Date; and (b) September 11, 2007;

"**extraordinary resolution**" has the meaning set forth in Section 8.11;

"**Institutional Accredited Investor**" means those "accredited investors" (as defined in Rule 501(a) of Regulation D) that satisfy one or more of the criteria set forth in Rule 501(a) (1), (2), (3) or (7) of Regulation D;

"**majority**" means more than 50%;

"**MRRS Decision Document**" means the decision document for the Prospectus issued under the Mutual Reliance Review System for Prospectuses and Annual Information Forms;

"**Offering**" means the offering of up to 8,800,000 Special Warrants at a price of $5.00 per Special Warrant pursuant to the Underwriting Agreement;

"**Preliminary Prospectus**" means the preliminary short-form prospectus to be filed with the Commissions, and any amendments thereto, in respect of the distribution and issuance of the Common Shares and Underlying Warrants upon the exercise or deemed exercise of Special Warrants;

"**Privacy Laws**" has the meaning given in Section 11.9;

"**Property**" means all property and securities deposited with the Warrant Agent pursuant to subsection 6.2.9;

"**Prospectus**" means the (final) short-form prospectus to be filed with the Commissions, and any amendments thereto, in respect of the distribution and issuance of the Common Shares and Underlying Warrants upon the exercise or deemed exercised of Special Warrants;

"**Qualification Date**" means the date on which the MRRS Decision Document is issued;

"**Qualification Deadline**" means 11:59 p.m. (Vancouver time) on July 26, 2007;

"**Regulation D**" means Regulation D of the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S of the SEC under the U.S. Securities Act;

"**Rights Offering**" has the meaning given in Section 5.1.3;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Laws**" means, as applicable, the securities laws, regulations, rules, rulings and orders in the United States and each of the states of the United States and the Designated Provinces, the applicable policy statements issued by the securities regulators in the United States and each of the states of the United States and Designated Provinces, and the rules of the Exchange;

"**Shareholder**" means a holder of record of one or more Common Shares;

"**Special Warrants**" means the special warrants of the Corporation issued and countersigned hereunder and for the time being outstanding, each entitling the holder upon exercise or deemed exercise to acquire, for no additional consideration and subject to adjustment as herein provided, one Unit in accordance with the terms hereof;

"**Subsidiary**" means any corporation of which a majority of the outstanding Voting Shares are owned, directly or indirectly, by or for the benefit of the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the directors of such corporation and includes any corporation in like relation to a Subsidiary;

"**successor corporation**" has the meaning given in Section 9.2;

"**This Warrant Indenture**", "**this Indenture**", "**herein**", "**hereby**", "**hereof**", "**hereunder**" and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions "**Article**", "**Section**" and "**Section**" followed by a number, letter or both mean and refer to the specified article, section or Section of this Indenture;

"**Time of Expiry**" means 11:59 p.m. (Vancouver time) on the Expiry Date;

"**Trading Day**" means a day on which the Exchange is open for the transaction of business;

"**Underlying Warrant**" means a common share purchase warrant of the Corporation forming a part of the Units, each entitling the holder thereof to purchase one Common Share (subject to adjustment as herein provided) at a price of $6.50 (subject to adjust as herein provided) at any time prior to the date 18 months after the date hereof;

"**Underlying Warrant Indenture**" means the warrant indenture dated as of the date hereof pursuant to which the Warrant Agent has agreed to act as warrant agent for the Underlying Warrants;

"**Underwriters**" means Cormark Securities Inc., CIBC World Markets Inc. and Blackmont Capital Inc.;

"**Underwriting Agreement**" means the underwriting agreement dated as of the date hereof between the Corporation and the Underwriters relating to the Offering;

"**Unit**" means a unit of the Corporation consisting of one Common Share and one-half of an Underlying Warrant;

"**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**U.S. Person**" means "U.S. person" as that term is defined in Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

"**Voting Shares**" means, with respect to a corporation, shares of the capital stock of any class of such corporation carrying voting rights under all circumstances; provided that, for greater certainty, shares which only carry the right to vote conditionally on the happening of an event shall not be considered "**Voting Shares**" if such event shall not have occurred, nor shall any shares be deemed to cease to be "**Voting Shares**" solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event;

"**Warrant Agent's Office**" means the principal office of the Warrant Agent in Vancouver, British Columbia or such other place(s) as may be designated in accordance with Section 3.10;

"**Warrant Certificate**" means a certificate substantially in the form attached as Schedule "A" hereto or such other form as may be approved under Section 2.2, countersigned by the Warrant Agent and issued under this Indenture to evidence one or more Special Warrants;

"**Warrantholder**", or "**holder**" without reference to Common Shares, means the person who is the registered owner of one or more Special Warrants;

"**Warrantholders' Request**" means an instrument signed in one or more counterparts by Warrantholders holding not less than 25% of the aggregate number of then outstanding Special Warrants under this Indenture, requesting the Warrant Agent to take some action or proceeding specified therein;

"**Weighted Average Price**" means with respect to the Common Shares, for any period, the amount obtained by dividing the aggregate sale price of all Common Shares sold on the relevant exchange or market during the period in question by the total number of Common Shares so sold; and

"**written order of the Corporation**", "**written request of the Corporation**", "**written consent of the Corporation**", "**certificate of the Corporation**" or other document required to be signed by the Corporation mean, respectively, a written order, request, consent, certificate or other document signed in the name of the Corporation by its President, Chief Executive Officer, Chief Financial Officer, Corporate Secretary or a Vice-President, and may consist of one or more instruments so executed.

## 1.2 Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

## 1.3 Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles, Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

## 1.4 Day not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

## 1.5 Time of the Essence

Time shall be of the essence of this Indenture and the Special Warrants.

## 1.6 Currency

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

## 1.7 Applicable Law

This Indenture, the Special Warrants and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and shall be treated in all respects as British Columbia contracts.

## 1.8 Language

The parties hereto have declared that they have required that these presents and all other documents and certificates related hereto be in only the English language. Il est de la volonté expresse du souscripteur que la convention de souscription ainsi que tout documents connexes soient rédigés dans la langue anglaise.

## 1.9 Meaning of Outstanding

Every Special Warrant represented by a Warrant Certificate countersigned and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to Section 2.7 to replace one which is lost, mutilated, stolen or destroyed, the Special Warrants represented by only one of

such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Special Warrants outstanding, and a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged part of such Special Warrants.

## ARTICLE 2
## ISSUE OF SPECIAL WARRANTS

### 2.1 Issue and Terms of Special Warrants

2.1.1 Up to 8,800,000 Special Warrants are hereby created and authorized to be issued hereunder, upon and subject to the terms and conditions of this Indenture. Subject to compliance with the terms and conditions of this Indenture, the Warrant Certificates representing such Special Warrants shall be countersigned by the Warrant Agent upon receipt by the Warrant Agent of a written request of the Corporation to such effect.

2.1.2 Subject to the provisions of Article 5, and upon exercise or deemed exercise in accordance with Sections 3.1 and 3.8 respectively, each Special Warrant authorized to be issued hereunder shall entitle the registered holder thereof without payment of any further consideration to acquire one Unit at any time after the date of issuance of such Special Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

2.1.3 Fractional Special Warrants shall not be issued or otherwise provided for. If any fraction of a Special Warrant would otherwise be issuable, the number of Special Warrants so issued shall be rounded down to the nearest whole Special Warrant without compensation therefor.

2.1.4 Special Warrants shall not be issued to, or for the account or benefit of, U.S. Persons or persons within the United States, except as instructed by the Corporation in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

2.1.5 The Special Warrants, the Underlying Warrants and the Common Shares issuable upon exercise or deemed exercise of the Special Warrants have not been and will not be registered under the U.S. Securities Act.

### 2.2 Form of Special Warrants

2.2.1 The Warrant Certificates for the Special Warrants shall be issuable in registered form only and substantially in the form attached as Schedule "A" hereto, subject to the provisions of this Indenture, with such additions, variations and changes as may be required in order to comply with the requirements applicable to forms of certificates representing securities issued on the Exchange, and such other additions, variations or changes as may be permitted by the terms of this Indenture and which may from time to time be agreed upon by the Warrant Agent

and the Corporation. All Warrant Certificates shall be dated the date of issue and shall have such legends, distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 2, all Special Warrants shall, save as to denominations, be identical in effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Corporation may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to Article 5 in the number and/or class of securities or type of securities which may be acquired pursuant to the Special Warrants.

2.2.2 Each Warrant Certificate initially issued to or for the account or benefit of a U.S. Person or a person within the United States or who was offered Special Warrants in the United States and each Warrant Certificate issued in exchange therefor or in substitution thereof and all certificates representing Common Shares and Underlying Warrants issued to, or for the account or benefit of, a U.S. Person or a person within the United States upon exercise or deemed exercise of such Special Warrants and all certificates issued in exchange therefor or in substitution thereof shall bear the following legends, until such time as the legends are no longer required under applicable requirements of the U.S. Securities Act or the applicable state securities laws:

> **"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF FIRST MAJESTIC SILVER CORP. THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A OF THE U.S. SECURITIES ACT, IF APPLICABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) RULE 144 OF THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C) AND (D), THE SELLER FURNISHES TO THE**

**CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."**

*provided, that* if any Special Warrant, or Common Shares or Underlying Warrants acquirable upon the exercise of the Special Warrants, are being sold outside the United States in compliance with Rule 904 of Regulation S and in compliance with Canadian local laws and regulations, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend above may be removed by providing a declaration to the Warrant Agent in the form attached as Schedule "B" hereto or such other evidence of the availability of an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws as the Corporation may prescribe from time to time and, if required by the Warrant Agent, subject to applicable law, the Corporation will use its reasonable best efforts to obtain an opinion or memorandum of U.S. counsel (as required by the Warrant Agent), addressed to the Warrant Agent to the effect that the legend may be removed to permit resales of such securities by investors in the United States through the facilities of the Exchange in reliance upon Rule 904 of Regulation S; and provided, further, that, if any such securities are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Warrant Agent of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

2.2.3 The Warrant Agent further understands and acknowledges that the Special Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws is available. The Warrant Agent further understands and acknowledges that upon original issuance, each Warrant Certificate issued to or for the account or benefit of a U.S. Person or a person within the United States or who was offered Special Warrants in the United States and each Warrant Certificate issued in exchange therefor or in substitution thereof shall bear the following legend:

**"THIS SPECIAL WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS SPECIAL WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND**

**APPLICABLE STATE SECURITIES LAWS IS AVAILABLE, AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. "UNITED STATES" AND "U.S. PERSON" ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT"**

### 2.3 *Warrantholder not a Shareholder*

Nothing in this Indenture or in a Special Warrant or Warrant Certificate or in the holding of a Special Warrant or Warrant Certificate or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder or as any other shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions, and shall only have the rights or interests as expressly provided herein and in the Warrant Certificates.

### 2.4 Special Warrants to Rank Pari Passu

All Special Warrants shall rank *pari passu*, whatever may be the actual date of issue of such Special Warrants or of the Warrant Certificates by which they are evidenced.

### 2.5 Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one director or officer of the Corporation. The signature of any such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signature shall be binding upon the Corporation as if manually signed by such director or officer. Notwithstanding that any person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.6, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

### 2.6 Countersigning by the Warrant Agent

2.6.1 No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof or thereof until it has been countersigned by manual signature by or on behalf of the Warrant Agent and such countersigning by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so countersigned has been duly issued hereunder and that the holder is entitled to the benefits hereof.

2.6.2 The countersignature of the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant

Agent as to the validity of this Indenture, the Special Warrants or the Warrant Certificates (except the due countersigning thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrants or the Warrant Certificates or any of them or of the consideration therefore except as otherwise specified herein.

**2.7 Issue in Substitution for Warrant Certificates Lost etc.**

2.7.1 If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation shall, subject to applicable law and Section 2.7.2, issue, and thereupon the Warrant Agent shall countersign and deliver, a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Special Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank *pari passu* with all other Special Warrants issued or to be issued hereunder.

2.7.2 The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.7 shall bear the cost of the issue thereof and in case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant may also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

**2.8 Exchange of Warrant Certificates**

2.8.1 Any one or more Warrant Certificates evidencing any number of Special Warrants may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more other Warrant Certificates evidencing the same aggregate number of Special Warrants as evidenced by the Warrant Certificate or Warrant Certificates so exchanged. The Corporation shall sign and the Warrant Agent shall countersign, in accordance with Sections 2.5 and 2.6, all Warrant Certificates necessary to carry out the exchanges contemplated hereby.

2.8.2 Warrant Certificates may be exchanged only at the Warrant Agent's Office or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

## 2.9 Transfer of Special Warrants

2.9.1 A Warrantholder may transfer his Special Warrants in the manner and subject to the terms set out in this Indenture. Each Warrantholder, by its acceptance of the Special Warrants, will be deemed to have acknowledged and agreed to the restrictions on the transfer of Special Warrants set out herein.

2.9.2 Subject to Section 2.9.3 and 2.9.6, title to the Special Warrants shall be transferable by delivery of the Warrant Certificates, and the duly completed and executed Transfer Form, together with all necessary endorsements or proper instruments of transfer; provided that registration of the transfer on the register of transfers referred to in Section 2.12 by the Warrant Agent shall be necessary for the transferee to become a registered holder of the Warrant Certificate and to enjoy the rights and benefits of registration set out in this Indenture.

2.9.3 Special Warrants may only be transferred on the register of holders kept pursuant to Section 2.12 at the Warrant Agent's Office upon surrendering to the Warrant Agent for cancellation the Warrant Certificate evidencing such Special Warrants duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and upon compliance with:

2.9.3.1 the conditions herein;

2.9.3.2 such reasonable requirements as the Warrant Agent may prescribe, including, without limitation, the payment of all stamp taxes or governmental or other charges arising by reason of such transfer; and

2.9.3.3 all applicable Securities Laws and requirements of regulatory authorities including without limitation, any undertaking to the Exchange.

Upon satisfaction of all such requirements, the Warrant Agent shall, subject to Section 2.9.4, record such transfer in such register and issue to the transferee a Warrant Certificate evidencing the Special Warrants transferred.

2.9.4 Notwithstanding any provision to the contrary contained in this Indenture, the Corporation will, on the advice of Counsel, acting reasonably, be entitled, and may instruct the Warrant Agent, and the Warrant Agent will, at the instruction of the Corporation, acting reasonably, or otherwise on the advice of Counsel, be entitled to refuse to recognize any transfer, or enter the name of any transferee of any Special Warrant on the register if such transfer would constitute a violation of the Securities Laws of any jurisdiction or the rules, regulations or policies of any reporting authority having jurisdiction.

2.9.5 The holder of Special Warrants evidenced by a Warrant Certificate may transfer a number of Special Warrants less than the total number of Special Warrants

evidenced by such Warrant Certificate. In the event of a transfer by a holder of a number of Special Warrants of less than the total number evidenced by a surrendered Warrant Certificate, the holder shall be entitled to receive a new Warrant Certificate evidencing the balance of the Special Warrants which are not being transferred.

2.9.6 If a Warrant Certificate is tendered for transfer and bears the legends set forth in Section 2.2.2 hereof, the Warrant Agent shall not register such transfer unless (a) the transfer is being made (i) to the Corporation, (ii) outside the United States in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) in compliance with an exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available, or (iv) in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and (b) (i) with respect to transfers under subparagraphs (a)(ii) the holder thereof provides a declaration to the Warrant Agent in the form attached as Schedule "B" hereto or such other evidence of the availability of an exemption from the registration requirements of the U.S. Securities Act as the Corporation may prescribe from time to time and, if required by the Warrant Agent, subject to applicable law, the Corporation will use its reasonable best efforts to obtain an opinion or memorandum of U.S. counsel (as required by the Warrant Agent), addressed to the Warrant Agent to the effect that the legend may be removed to permit re-sales of such securities by investors in the United States through the facilities of the Exchange in reliance upon Rule 904 of Regulation S, and (ii) with respect to transfers under subparagraphs (a) (iii) and (iv) hereof, only if the holder thereof has furnished to the Corporation and the Warrant Agent an opinion of counsel in form and substance satisfactory to the Corporation and the Warrant Agent, or such other documentation as may be satisfactory to the Corporation and the Warrant Agent, to such effect.

### 2.10 Charges for Exchange or Transfer

The Warrant Agent may charge reasonable fees to the Corporation in respect of the transfer or the exchange of any Warrant Certificate or the issue of a new Warrant Certificate pursuant hereto provided that the reimbursement of the Warrant Agent or the Corporation for any and all transfer, stamp or similar taxes or other governmental charges required to be paid shall be made by the holder requesting such transfer or exchange as a condition precedent to such transfer or exchange.

### 2.11 Cancellation of Surrendered Special Warrants

All Warrant Certificates surrendered to the Warrant Agent pursuant to this Indenture shall be cancelled by the Warrant Agent and, after the expiry of any period of retention prescribed by law, destroyed by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a destruction report identifying the Warrant Certificates so destroyed, the number of Special Warrants evidenced thereby, the number of Underlying Warrants and Common Shares, if any, issued pursuant to such Special Warrants and

the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates destroyed.

**2.12 Registers for Special Warrants**

The Special Warrants to be issued hereunder shall be in registered form. The Corporation shall cause to be kept by the Warrant Agent at the Warrant Agent's Office a register of holders in which shall be entered the names and addresses of the holders of the Special Warrants and of the number of Special Warrants held by each of them and a register of transfers in which all transfers of Special Warrants and the date and other particulars of each such transfer shall be entered.

**2.13 Registers Open for Inspection**

The registers referred to in Section 2.12 shall be open at all reasonable times for inspection by the Corporation, the Warrant Agent or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of the holders of Special Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Common Shares which might then be acquired upon the exercise or deemed exercise of the Special Warrants held by each such holder.

**2.14 Ownership of Special Warrants**

The Corporation and the Warrant Agent shall treat the registered holder of any Warrant Certificate as the absolute owner of the Special Warrant represented thereby for all purposes and the Corporation and the Warrant Agent shall not be charged with any notice or knowledge to the contrary, except where the Corporation or the Warrant Agent is required to take notice by applicable law or by order of a court of competent jurisdiction.

**2.15 Transferee Entitled to Registration**

The transferee of a Special Warrant shall, after the transfer form attached to the Warrant Certificate or any other form of transfer acceptable to the Warrant Agent is duly completed and the Warrant Certificate is lodged with the Warrant Agent and upon compliance with all other conditions in that regard required by this Indenture or by law, be entitled to have his name entered on the register of holders as the owner of such Special Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Special Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

## ARTICLE 3
## EXERCISE OR DEEMED EXERCISE OF SPECIAL WARRANTS

**3.1 Method of Exercise of Special Warrants**

3.1.1 Subject always to the provisions of this Article 3, Article 5 and compliance by both the Corporation and the holder with applicable law, the registered holder of

Special Warrants may exercise the right thereby conferred on such holder to receive Units by surrendering to the Warrant Agent at the Warrant Agent's Office as hereinafter provided, at any time prior to the Time of Expiry, the Warrant Certificate evidencing such Special Warrants, together with a duly completed and executed exercise form (the "**Exercise Form**") of the registered holder, or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in a form and manner satisfactory to the Warrant Agent, substantially in the form set out as part of Schedule "A" attached hereto, specifying the number of Units subscribed for together with any opinion of counsel required by the Exercise Form.

A Warrant Certificate, together with the duly completed and executed Exercise Form, shall be deemed to be surrendered only upon personal delivery thereof to, or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent at, in each case, the Warrant Agent's Office.

3.1.2 Each Exercise Form referred to in Section 3.1.1 shall be signed by the Warrantholder or the Warrantholder's executors or administrators or other legal representatives or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Warrant Agent and the Corporation, and shall specify:

3.1.2.1 the number of Units which the holder wishes to acquire (being not more than those which the holder is entitled to acquire pursuant to the Warrant Certificate(s) surrendered);

3.1.2.2 the person or persons in whose name or names the certificates representing the Common Shares and Underlying Warrants comprising such Units are to be registered;

3.1.2.3 the address or addresses of such persons; and

3.1.2.4 the number of Common Shares or Underlying Warrants to be registered in the name of each such person if more than one is so specified.

3.1.3 If any of the Common Shares or Underlying Warrants issuable on such an exercise are to be issued to a person(s) other than the Warrantholder, the signatures set out in the Exercise Form referred to in Section 3.1.1 shall be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program and the Warrantholder shall pay to the Corporation or the Warrant Agent on behalf of the Corporation all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Common Shares and Underlying Warrants unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation the amount of

such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due.

**3.2 Partial Exercise of Special Warrants**

The holder of Special Warrants evidenced by a duly surrendered Warrant Certificate may exercise a number of Special Warrants less than the total number which the holder is entitled to exercise pursuant to such Warrant Certificate. In the event of an exercise by such holder of a number of Special Warrants less than the total number which the holder is entitled to exercise, the holder shall be entitled to receive, without charge therefor, a new Warrant Certificate evidencing the balance of the Special Warrants which are not being exercised.

**3.3 Effect of Exercise or Deemed Exercise of Special Warrants**

Upon the exercise or deemed exercise of Special Warrants in accordance with Section 3.1 or pursuant to Section 3.8, and subject to Section 3.5:

3.3.1 the Common Shares and Underlying Warrants to be issued pursuant to the Special Warrants so exercised shall be deemed to have been issued and sold and the person or persons in whose name or names such Common Shares and Underlying Warrants are to be registered shall be deemed to have become the holder or holders of record of such Common Shares and Underlying Warrants on the Exercise Date for such Special Warrants, unless the transfer registers of the Corporation shall be closed on such date, in which case such Common Shares and Underlying Warrants shall be deemed to have been issued and sold, and such person or persons deemed to have become the holder or holders of record of such Common Shares and Underlying Warrants, on the date on which such transfer registers are reopened; and

3.3.2 the Special Warrants so exercised or deemed to be exercised will be void and of no value or effect and the Warrantholder shall have no further right under this Indenture or the Warrant Certificate (other than the right to receive Common Shares and Underlying Warrants in respect of the Special Warrants duly exercised or deemed to be exercised in accordance with the terms herein).

**3.4 Delivery of Certificates**

Subject to Section 3.1.3 and Section 3.11, within three Business Days after the Exercise Date with respect to Special Warrants evidenced by a Warrant Certificate duly exercised in accordance with Section 3.1, the Corporation shall cause to be mailed to the person or persons in whose name or names Common Shares and Underlying Warrants have been registered in respect of such Special Warrants, as specified in the Exercise Form at the address specified in such Exercise Form or, in the case of a deemed exercise pursuant to Section 3.8 or in the event no such registration instructions are provided, at the address specified for such Warrantholder in the register maintained by the Warrant Agent or, if so specified in such Exercise Form, cause to be held for pick-up by such person or persons at the Warrant Agent's

Office, a certificate or certificates for such Common Shares and Underlying Warrants and, if applicable, a Warrant Certificate representing any Special Warrants not then exercised.

### 3.5 No Fractions

Notwithstanding anything herein contained, including any adjustment provided for in Article 5, the Corporation shall not be required, upon the exercise or deemed exercise of any Special Warrants, to issue fractions of Common Shares or Underlying Warrants, or to distribute certificates which evidence fractional Common Shares or Underlying Warrants and the Corporation shall not be liable to make any payment of cash or other consideration in lieu of any interest in or claim to any fraction of a Common Share or Underlying Warrant and the number of Common Shares or Underlying Warrants so issued shall be rounded down to the nearest whole number without compensation therefor; provided that a Warrantholder holding more than one Warrant Certificate may combine fractional Common Shares or Underlying Warrants.

### 3.6 Expiration of Special Warrants

Immediately after the Time of Expiry, all rights under any Special Warrant evidenced by a Warrant Certificate in respect of which the right to acquire Units herein and therein provided for shall not have been exercised shall cease and terminate and such Special Warrant and Warrant Certificate shall be void and of no further force or effect.

### 3.7 Notice to Underwriters

Each of the Corporation and the Warrant Agent shall give to the Underwriters a copy of all notices given by it pursuant to this Article 3 concurrently with the giving of such notice to the party or parties to which such notices are addressed.

### 3.8 Deemed Exercise of Special Warrants

3.8.1 Immediately prior to the Time of Expiry, all Special Warrants outstanding shall be deemed to be exercised and surrendered to the Warrant Agent, without any further action by the Warrantholders, and the Units into which such Special Warrants may be exercised shall be issued and made available to the Warrantholders in accordance with Article 3.4.

3.8.2 Upon the issuance of Units upon the deemed exercise of the Special Warrants, the Warrant Certificates representing the Special Warrants will be deemed to have been surrendered and cancelled without further action on the part of the Warrantholder, the Warrant Agent or the Corporation. Unless otherwise directed by the Warrantholder, the Warrant Agent will then deliver the certificates representing the Underlying Warrants and the Common Shares issued on deemed exercise of the Special Warrants to the Warrantholder in accordance with the provisions of Section 3.4.

### 3.9 Accounting and Recording

3.9.1 The Warrant Agent shall promptly account to the Corporation with respect to all Special Warrants exercised, in whole or in part, any securities or other instruments from time to time received by the Warrant Agent shall be received for, and shall be segregated and kept apart by the Warrant Agent from the assets of the Warrant Agent for, the Corporation.

3.9.2 The Warrant Agent shall record the particulars of all Special Warrants exercised, which shall include the names and addresses of the persons who become holders of Common Shares or Underlying Warrants on such exercise, the Exercise Date and the number of Common Shares and Underlying Warrants delivered in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days after each Exercise Date.

### 3.10 Warrant Agent's Office

In connection with the exchange and transfer of Warrant Certificates, the exercise or deemed exercise of Special Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation hereby appoints the Warrant Agent as the registrar and transfer agent of the Special Warrants and the office of the Warrant Agent in Vancouver, British Columbia as the Warrant Agent's Office at which Warrant Certificates may be surrendered for exchange or transfer or at which Special Warrants may be exercised. The Warrant Agent, with the approval of the Corporation, may from time to time designate alternate or additional places as the Warrant Agent's Office and shall give notice to the Corporation of any change of the Warrant Agent's Office.

### 3.11 Securities Restrictions

Notwithstanding anything herein contained, Units will only be issued pursuant to the exercise or deemed exercise of any Special Warrant in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing:

3.11.1 save as anywhere hereinafter specifically detailed, the Corporation shall have no obligation to issue or deliver Units upon the exercise or deemed exercise of any Special Warrant to a person who is a resident of a country or political subdivision thereof in which the Corporation is not qualified under securities or other applicable legislation to distribute the Units;

3.11.2 in the event that the Special Warrants are exercised or deemed to be exercised pursuant to Section 3.1 or 3.8, the certificates evidencing the Common Shares and Underlying Warrants thereby issued will bear such legend as may, in the opinion of Counsel to the Corporation, acting reasonably, be necessary in order to avoid a violation of applicable Securities Laws or to comply with the requirements of the Exchange, provided that if, at any time, in the opinion of Counsel to the Corporation, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder's expense, provides the Corporation with evidence satisfactory in form and

substance to the Corporation (which may include an opinion of Counsel satisfactory to the Corporation) and the Warrant Agent to the effect that such holder is entitled to sell or otherwise transfer such Common Shares and Underlying Warrants in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend;

3.11.3 The Warrant Agent shall not register any exercise or deemed exercise of Special Warrants if the Corporation has provided written instructions to the Warrant Agent prior to such exercise or deemed exercise to the effect that the Corporation believes such exercise or deemed exercise would not comply with the U.S. Securities Act or applicable state securities laws; and

3.11.4 Any holder which exercises Special Warrants (other than a deemed exercise) shall provide to the Warrant Agent either:

(i) a written certification that the holder (A) at the time of exercise of the Special Warrants is not in the United States; (B) is not a U.S. Person and is not exercising the Special Warrants for the account or benefit of a U.S. Person or person in the United States; (C) was not offered and did not acquire the Special Warrants in the United States; (D) did not exercise or deliver the exercise form for the Special Warrants in the United States; and (E) has in all other respects complied with the terms and conditions of Regulation S;

(ii) a written certification that the holder (A) purchased the Special Warrants directly from the Corporation pursuant to a written subscription agreement for the purchase of the Special Warrants for its own account or the account of another Institutional Accredited Investor for which it exercises sole investment discretion; (B) is exercising the Special Warrants solely for its own account or for the account of such other Institutional Accredited Investor and not on behalf of or for the benefit of any other person; (C) was (and such other person, if any, for whose account the Special Warrant is being exercised was) an Institutional Accredited Investor, both on the date the Special Warrants were purchased from the Corporation and on the date of exercise of the Special Warrants; and (D) except for the fact that the Special Warrants are being exercised by the undersigned in the United States, the representations and warranties made or deemed to be made to the Corporation in connection with the acquisition of the Special Warrants remain true and correct on the date of the exercise of the Special Warrants; or

(iii) a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws is available for the issuance of the Common Shares and Underlying Warrants issuable on exercise of the Special Warrants.

No certificates representing Common Shares or Underlying Warrants will be registered or delivered to an address in the United States unless the holder of Special Warrants complies with the requirements of section 3.11.4 (ii) or (iii) above. The Corporation or the Warrant Agent may require any person to provide proof of residence satisfactory to the Corporation and the Warrant Agent before the Units are issued or delivered pursuant to the exercise of any Special Warrant.

## ARTICLE 4
## DIVIDEND FUNDS AND PROPERTY

### 4.1 Administration of Dividend Funds and Property

All Dividend Funds, Property or other monies, securities, documents of title or other instruments that may be held by the Warrant Agent, from time to time, hereunder shall be held at or administered through the Warrant Agent at the Warrant Agent's Office. Neither the Corporation nor the Warrant Agent shall be entitled to deal with the Dividend Funds and Property except in accordance with the terms of this Indenture. The Warrant Agent is hereby specifically authorized, and granted such powers as are necessary, to deal with the Dividend Funds or the Property as it shall determine in its sole discretion to be in the best interests of the Warrantholders and it will be deemed to be acting properly if it invests any proceeds in one or more of: (i) a daily interest-bearing term deposit; (ii) Government of Canada treasury bills; (iii) banker's acceptances; or (iv) in an interest-bearing trust account of the Warrant Agent, and in the case of any deposit or investment other than in Government of Canada treasury bills, such deposit shall be with one of Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, Bank of Nova Scotia, Toronto-Dominion Bank, or successors thereto. In the event that the Warrant Agent determines the necessity for the approval of the Warrantholders of any matter, an extraordinary resolution of the Warrantholders shall provide sufficient authority upon which the Warrant Agent may act and, subject to Section 10.2, the Warrant Agent shall not be responsible for any loss occasioned by so doing.

### 4.2 Conditions to Release of Dividend Funds and Property

4.2.1 If any Warrantholder, at any time prior to the Time of Expiry, elects to exercise Special Warrant(s) held by it (including Special Warrants deemed to be exercised pursuant to Section 3.8), the Warrant Agent shall within three Business Days:

4.2.1.1 pay to such Warrantholder from Dividend Funds and interest earned by the Warrant Agent thereon an amount equal to the product obtained by multiplying the amount of Dividend Funds and interest earned thereon held by the Warrant Agent to the date immediately preceding the date of payment (less any Dividend Funds and interest thereon paid out by the Warrant Agent pursuant to this Indenture prior to the date of payment) by a fraction of which the numerator is the number of Special Warrants tendered for exercise to the Warrant Agent by such Warrantholder and the denominator is the number of Special Warrants outstanding on the date of payment (such number of Special Warrants outstanding immediately prior to the exercise pursuant to Section 3.8 if such date of payment is the Expiry Date); and

4.2.1.2 deliver to such Warrantholder its pro rata share of the Property determined on the same basis as the calculation set forth in Section 4.2.1.1 above.

4.2.2 Provided that the Warrant Agent shall have paid and delivered, or set aside for payment and delivery, all Dividend Funds, interest earned thereon and Property required to be paid or delivered to Warrantholders pursuant to Section 4.2.1, the Warrant Agent shall pay to the Corporation all remaining Dividend Funds together with all interest accrued thereon to the date of payment and shall deliver to the Corporation all remaining Property held by the Warrant Agent.

## ARTICLE 5
## ADJUSTMENTS

### 5.1 Adjustment of Number of Units Issuable Upon Exercise or Deemed Exercise

If the MRRS Decision Document has not been issued on or before the Qualification Deadline, then a holder of Special Warrants resident outside of the province of Québec shall, notwithstanding any other provision hereof, be entitled, upon exercise or deemed exercise, to acquire 1.08 Common Shares and 0.54 Underlying Warrants for each Special Warrant, subject to adjustment in accordance with the following provisions of this Article 5, at any time after the Qualification Deadline until the Time of Expiry at no additional cost to the Warrant Holder. The number of Underlying Warrants issuable upon exercise or deemed exercise of the Special Warrants and the exercise price of such Underlying Warrants shall be subject to adjustment in the manner set forth in Article 4 of the Underlying Warrant Indenture upon the occurrence of any event set forth in such Article 4 at any time between the date hereof and the date of exercise of such Special Warrants. The number of Common Shares issuable on exercise or deemed exercise of a Special Warrant shall be subject to adjustment from time to time as follows:

5.1.1 if and whenever at any time from the date hereof and prior to the Time of Expiry, the Corporation shall:

(i) subdivide, redivide or change its outstanding Common Shares into a greater number of shares; or

(ii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares;

the number of Common Shares issuable on exercise or deemed exercise of each Special Warrant then outstanding shall be adjusted immediately after the record date at which the holders of Common Shares are determined for the purpose by multiplying the number of Common Shares theretofore obtainable on the exercise or deemed exercise thereof immediately prior to the record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after such record date and the denominator shall be the total number of Common Shares outstanding immediately prior to such record date;

5.1.2 if and whenever at any time from the date hereof and prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 5.1.1 or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (other than to one or more of the Corporation's wholly owned Subsidiaries or to one or more entities that will be a wholly owned Subsidiary after the completion of such transaction), any Warrantholder who has not exercised its Special Warrants prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale or conveyance, upon the exercise or deemed exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares such Warrantholder would otherwise be entitled to acquire, the number of shares or other securities or other property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares to be acquired by it if all Special Warrants then held by such Warrantholder had been exercised or deemed to be exercised immediately prior to such record date or effective date. If determined appropriate by the Warrant Agent to give effect to or to evidence the provisions of this Section 5.1.2, the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, merger, sale or conveyance, enter into an indenture which shall provide, to the fullest extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or other property to which a Warrantholder is entitled on the exercise or deemed exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this Section 5.1.2 shall be a supplemental indenture entered into pursuant to the provisions of Article 9 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 5.1.2 and which shall apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

5.1.3 if and whenever at any time from the date hereof and prior to the Time of Expiry, the Corporation fixes a record date for the distribution to all or substantially all of

the holders of Common Shares of rights, options or warrants entitling them for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "**Rights Offering**"), then the number of Common Shares issuable on exercise or deemed exercise of each Special Warrant shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the number of Common Shares theretofore obtainable on the exercise or deemed exercise thereof immediately prior to such record date by a fraction:

(i) the numerator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable); and

(ii) the denominator of which shall be:

(A) the total number of Common Shares outstanding on such record date; plus

(B) the quotient obtained by dividing:

(1) the amount equal to the aggregate consideration payable on the exercise of all of the rights, warrants and options under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, warrants or options (assuming the exercise of all rights, warrants and options under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, warrants and options);

by

(2) the Current Market Price of the Common Shares as of the record date for the Rights Offering.

Any Common Shares owned by or held for the account of the Corporation or any of its Subsidiaries or a partnership in which the Corporation is directly or indirectly a party will be deemed not to be outstanding for the purpose of any such computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the number of Common Shares issuable on exercise or deemed exercise of each Special Warrant shall be readjusted effective

immediately after the date of expiry to the number which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or converted into Common Shares, then the number of Common Shares issuable on exercise or deemed exercise of each Special Warrant shall be readjusted effective immediately after the date of expiry to the number which would have been in effect on the date of expiry if only the exchangeable or convertible securities issued had been those securities actually exchanged for or converted into Common Shares; and

5.1.4 after any adjustment pursuant to this Section 5.1, the term "Common Shares" where used in this Indenture shall be interpreted to mean securities of any type or types of securities or other property which, as a result of such adjustment and all prior adjustments pursuant to this Section 5.1, the Warrantholder is entitled to receive upon the exercise or deemed exercise of its Special Warrant, and the number of Common Shares indicated by any exercise or deemed exercise made pursuant to a Special Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section, upon the full exercise or deemed exercise of a Special Warrant.

**5.2 Postponement of Subscription**

In any case where the application of Section 5.1 results in an increase in the number of Common Shares which are issuable upon the exercise or deemed exercise of the Special Warrants taking effect immediately after the record date for a specific event, if any Special Warrant is exercised or deemed to be exercised after that record date and prior to completion of the event, the Corporation may postpone the issuance to the holder of the Special Warrant of the Common Shares and Underlying Warrants to which he is entitled by reason of such adjustment but such Common Shares and Underlying Warrants shall be so issued and delivered to that holder upon completion of that event, with the number of such Common Shares and Underlying Warrants calculated on the basis of the number of Common Shares and Underlying Warrants issuable on the date that the Special Warrant was exercised or deemed exercised adjusted for completion of that event and the Corporation shall deliver to the person or persons in whose name or names the Common Shares and Underlying Warrants which are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Common Shares and Underlying Warrants which, but for the provisions of this Section 5.2, such person or persons would have been entitled to receive in respect of such Common Shares and Underlying Warrants from and after the date that the Special Warrant was exercised in respect thereof.

**5.3 Rules Regarding Calculation of Adjustments**

5.3.1 The adjustments provided for in Section 5.1 in the number of Common Shares and Underlying Warrants and types of securities or other property which are to be received on the exercise or deemed exercise of Special Warrants are cumulative

and such adjustments shall be made successively whenever an event referred to therein shall occur.

5.3.2 Notwithstanding anything in this Article 5, no adjustment shall be made:

5.3.2.1 in the acquisition rights attached to the Special Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this Indenture or pursuant to any stock option, stock purchase plan or stock compensation plan in force from time to time for the Directors, officers, employees or consultants of the Corporation or of its affiliates, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture; and

5.3.2.2 in the number of Common Shares or Underlying Warrants which may be issued on the exercise or deemed exercise of a Special Warrant unless it would result in a change of at least one one-hundredth of a Common Share or Underlying Warrant (provided, however, that any adjustments which except for the provisions of this Section 5.3.2.2 would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment).

5.3.3 If a dispute shall at any time arise with respect to adjustments provided for in Section 5.1, such adjustments shall be determined by the Corporation's Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors and any such determination shall be final and conclusive and binding upon the Corporation, the Warrant Agent, the Warrantholders and the Shareholders of the Corporation, subject to Exchange approval, if necessary.

5.3.4 In the absence of a resolution of the Directors fixing a record date for an event described in Section 5.1, the Corporation shall be deemed to have fixed as the record date therefor the date on which such event is effected.

5.3.5 As a condition precedent to the taking of any action which would require any adjustment in any of the purchase rights pursuant to any of the Special Warrants, including the number or class of shares or other securities which are to be received upon the exercise or deemed exercise thereof, the Corporation shall take any corporate action which may in the opinion of Counsel, be necessary in order that the Corporation shall have unissued and reserved in its authorized share capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Special Warrants are entitled to receive on the exercise or deemed exercise in full thereof in accordance with the provisions thereof.

5.3.6 If the Corporation, after the date hereof, shall take any action affecting any Common Shares, other than action otherwise described in this Article 5, which, in

the opinion of the Directors, acting reasonably and in good faith, would materially affect the rights of Warrantholders, the number of Common Shares issuable upon exercise or deemed exercise of a Special Warrant shall be adjusted in such manner, if any, and at such time, as the Directors, in their sole discretion, acting reasonably and in good faith, may determine to be equitable in the circumstances, subject to Exchange approval. The failure of the Directors to take any action to provide for such an adjustment prior to the effective date of any action by the Corporation affecting such Common Shares shall be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances.

**5.4 Notice of Adjustments**

5.4.1 At least 14 calendar days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment in any of the purchase rights pursuant to any of the then outstanding Special Warrants, including the number of Common Shares or Underlying Warrants which are issuable upon the exercise or deemed exercise thereof, the Corporation shall from the date hereof and prior to the Time of Expiry:

5.4.1.1 file with the Warrant Agent a certificate of the Corporation specifying the particulars of such event (including the record date or effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

5.4.1.2 give notice to the Warrantholders and to Cormark on behalf of the Underwriters of the particulars of such event (including the record date or effective date for such event) and, if determinable, the required adjustment.

5.4.2 In case any adjustment for which a notice in Section 5.4.1 has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

5.4.2.1 file with the Warrant Agent a computation of such adjustment; and

5.4.2.2 give notice to the Warrantholders and to Cormark on behalf of the Underwriters of the adjustment.

**5.5 Entitlement to Securities on Exercise or Deemed Exercise of Special Warrant**

All shares of any class or other securities which a Warrantholder is at the time in question entitled to receive on the exercise or deemed exercise of its Special Warrant, whether or not as a result of adjustments made pursuant to this Article 5, shall, for the purposes of the interpretation of this Indenture, be deemed to be securities which such Warrantholder is entitled to acquire pursuant to such Special Warrant.

**5.6 No Action after Notice**

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Special Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notice required by Section 5.4.

**5.7 Protection of Warrant Agent**

Except as provided in Section 10.2.2, the Warrant Agent:

5.7.1 shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 5.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same and shall not be liable for acting or relying on any adjustment calculations of the Corporation;

5.7.2 shall not be accountable with respect to the validity, value, kind or amount of any Common Shares or Underlying Warrants, or of any shares or other securities or property, which may at any time be issued or delivered upon the exercise or deemed exercise of the rights attaching to any Special Warrant;

5.7.3 shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or Underlying Warrants or certificates for the same upon the surrender of any Special Warrants for the purpose of the exercise or deemed exercise of such rights; and

5.7.4 shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the Directors or the officers, employees, agents or servants of the Corporation.

## ARTICLE 6
## RIGHTS OF THE CORPORATION AND COVENANTS

**6.1 Optional Purchases by the Corporation**

Subject to applicable law the Corporation may from time to time purchase, by private contract, or otherwise, any of the Special Warrants on such terms and for such price as the Directors may approve. Any Warrant Certificates evidencing the Special Warrants purchased pursuant to this Section 6.1 shall forthwith be surrendered to and cancelled by the Warrant Agent. No Special Warrants shall be issued in replacement thereof.

**6.2 General Covenants**

The Corporation covenants with the Warrant Agent, for the benefit of the Warrant Agent and the Warrantholders, that so long as any Special Warrants remain outstanding:

6.2.1 it will reserve and keep available a sufficient number of Common Shares and Underlying Warrants for the purpose of enabling it to satisfy its obligations to issue Common Shares and Underlying Warrants upon the exercise or deemed exercise of Special Warrants;

6.2.2 it will use its commercially reasonable best efforts to maintain the listing of the Common Shares and Underlying Warrants on the Exchange and to have the Common Shares and Underlying Warrants issued pursuant to the exercise or deemed exercise of the Special Warrants listed and posted for trading on the Exchange as expeditiously as possible;

6.2.3 it will cause the Common Shares and Underlying Warrants and the certificates evidencing the same from time to time issued pursuant to the exercise or deemed exercise of Special Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

6.2.4 all Common Shares which shall be issued upon exercise or deemed exercise of Special Warrants shall be issued as fully paid and non-assessable Common Shares, and the holders thereof shall not, provided that they have complied and continue to comply with the terms of this Indenture, the Warrant Certificates and of any agreement under which they acquired Special Warrants, be liable to the Corporation or its creditors in respect thereof;

6.2.5 it will maintain its corporate existence;

6.2.6 it will use its reasonable best efforts to maintain its status as a reporting issuer not in default in each of the provinces of Canada other than Québec and it will make all requisite filings under applicable Securities Laws and Exchange rules to report the exercise, from time to time, or deemed exercise of the right to receive or acquire Units pursuant to the Special Warrants;

6.2.7 it will use its reasonable best efforts to have the Qualification Date occur on or before the Qualification Deadline and will, in the event that the Qualification Date has not occurred on or before the Qualification Deadline and Special Warrants remain outstanding, continue to use its reasonable best efforts to have the Qualification Date occur;

6.2.8 it will send a written notice to the Warrant Agent, the Underwriters and to each holder of Special Warrants of the issuance of the MRRS Decision Document, together with a commercial copy of the Prospectus, as soon as practicable but, in any event, not later than three Business Days after the issuance of such MRRS Decision Document (and, in the case of the Warrant Agent and the Underwriters, copies of such MRRS Decision Document together with confirmation of any adjustment to the number of Units issuable pursuant to Article 5);

6.2.9 if the Corporation pays a dividend or makes any other distribution in cash or property or securities of the Corporation (including options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common

Shares and including evidences of its indebtedness but not including any securities issued pursuant to a Rights Offering) to all or substantially all of the holders of Common Shares prior to the Time of Expiry, the Corporation agrees that it will pay the same amount of such dividend or make the same distribution of cash, property or securities as a deposit to the Warrant Agent, as if the Warrantholders were the holders of the number of Common Shares which the Warrantholders are entitled to receive upon the exercise or deemed exercise of the Special Warrants and such payments or other distributions shall be held and dealt with by the Warrant Agent in accordance with Sections 4.1 and 4.2;

6.2.10 it will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

6.2.11 it will advise the Warrant Agent in writing of any material default of which it is aware under the terms of this Indenture.

**6.3 Securities Qualification Requirements**

6.3.1 If, in the opinion of Counsel, any instrument (not including a prospectus, except as required by Section 6.2.7) is required to be filed with, or any permission is required to be obtained from the Commissions or the Exchange or other securities administrative regulatory agency or governmental authority pursuant to applicable Securities Laws or any other step is required under applicable Securities Laws before any Units which a Warrantholder is entitled to acquire pursuant to the exercise or deemed exercise of any Special Warrant may properly and legally be issued upon due exercise or deemed exercise thereof and thereafter traded, without further formality or restriction (subject to any statutory resale restricted period or any restriction on any "control distribution", as defined in Multilateral Instrument 45-102), the Corporation covenants that it will take such required action at its own expense.

6.3.2 The Corporation or, if required by the Corporation, the Warrant Agent will give notice of the issue of Units pursuant to the exercise or deemed exercise of Special Warrants, in such detail as may be required, to the Commissions and the Exchange on which the Common Shares and Underlying Warrants are then listed and posted or quoted for trading.

**6.4 Warrant Agent's Remuneration and Expenses**

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the duties hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such

expense, disbursement or advance as may arise out of or result from the Warrant Agent's gross negligence, wilful misconduct or bad faith or failure to act in accordance with Section 10.2.1.

### 6.5 Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but, subject to Section 10.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All reasonable sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 6.4. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

### 6.6 Contractual Right of Action for Rescission

The Corporation covenants with the Warrant Agent to provide a right of rescission to each Warrantholder as hereinafter set forth, which right shall be exercisable either by the Warrant Agent on behalf of a Warrantholder or by a Warrantholder directly:

The Corporation has agreed that in the event that a holder of a Special Warrant who acquires a Common Share and Underlying Warrant upon the exercise or deemed exercise of such Special Warrant as provided for in the Prospectus is or becomes entitled under the Securities Laws (as defined in this Indenture) to the remedy of rescission by reason of the Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise or deemed exercise of its Special Warrants, but also of the private placement transaction pursuant to which the Special Warrants were initially acquired and shall be entitled in connection with such rescission to a full refund from the Corporation of the amount of the purchase price paid to the Corporation in respect of the Special Warrants. In the event such holder is a permitted or lawful assignee of the interest of the original Special Warrant subscriber, such assignee shall be entitled to exercise such rights of rescission and refund as if such permitted assignee were such original subscriber. The provisions of this section are a direct contractual right extended by the Corporation (but specifically not by the Underwriters or the directors, officers or other agents of the Corporation) to holders of Special Warrants (including the Underwriters), assignees (in respect of whom such rights are hereby granted to, and received by, the Underwriters in trust for assignees) of such holders and holders of Underlying Warrants or Common Shares acquired by such holders on exercise or deemed exercise of Special Warrants and are in addition to any other right or remedy available to a holder of Special Warrants under section 130 of the *Securities Act* (Ontario) or otherwise at law. The foregoing contractual rights of action for rescission shall be subject to the defence described under section 130(2) of the *Securities Act* (Ontario) which is incorporated herein by reference, mutatis mutandis.

## ARTICLE 7
## ENFORCEMENT

### 7.1 Suits by Warrantholders

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificates or of this Indenture, or of both, may be enforced by the Warrantholder by appropriate proceedings in accordance with and subject to the provisions of this Indenture but without prejudice to the right which is conferred upon the Warrant Agent in Article 10 to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders in accordance with and subject to the provisions of this Indenture.

### 7.2 Immunity of Shareholders, etc.

By his acceptance of a Warrant Certificate and as part of the consideration for the issue of the Special Warrants, each Warrantholder, hereby waives and releases any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor corporation on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates contained.

### 7.3 Limitation of Liability

The obligations hereunder and under the Warrant Certificates are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or any successor corporation or any of the past, present or future officers, employees or agents of the Corporation or any successor corporation, but only the property of the Corporation or any successor corporation shall be bound in respect hereof.

### 7.4 Waiver of Default

Upon the happening of any default hereunder:

7.4.1 the holders of not less than 51% of the Special Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; and

7.4.2 the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no

act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

## ARTICLE 8
## MEETINGS OF WARRANTHOLDERS

### 8.1 Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing to so convene a meeting within ten days after receipt of such written request of the Corporation or such Warrantholders' Request and indemnity and funding given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Vancouver, British Columbia, or at such other place as may be approved or determined by the Warrant Agent.

### 8.2 Notice

At least 21 calendar days' prior notice of any meeting of Warrantholders shall be given to the Warrantholders and to Cormark on behalf of the Underwriters in the manner provided for in Section 10.2 and a copy of such notice shall be delivered to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Corporation, or by the person or persons designated by such Warrantholders, as the case may be. The accidental omission to give such notice to or the non-receipt of any such notice by a Warrantholder shall not invalidate any resolution passed at such meeting.

### 8.3 Chairman

An individual (who need not be a Warrantholder) designated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chairman. The chairman of the meeting need not be a Warrantholder.

**8.4 Quorum**

Subject to the provisions of Section 8.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or represented by proxy representing at least 20% of the then outstanding Special Warrants, provided that at least two persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and, subject to Section 8.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 20% of the aggregate number of then outstanding Special Warrants. No business shall be transacted at any meeting unless a quorum be present at the commencement of business.

**8.5 Power to Adjourn**

The chairman of any meeting at which a quorum of the Warrantholders is present may adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

**8.6 Show of Hands**

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

**8.7 Poll and Voting**

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands, when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Special Warrant then held or represented by it. A proxy need not be a Warrantholder. The chairman of any meeting shall be

entitled, both on a show of hands and on a poll, to vote in respect of the Special Warrants, if any, held or represented by him.

**8.8 Regulations**

Subject to the provisions of this Indenture, the Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

8.8.1 the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting;

8.8.2 the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrant Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual bearers of the Warrant Certificates specified therein;

8.8.3 the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

8.8.4 the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or sent by facsimile before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

8.8.5 the form of the instrument of proxy; and

8.8.6 generally calling meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Warrantholders or their counsel, or persons holding proxies of Warrantholders.

**8.9 Corporation and Warrant Agent May be Represented**

The Corporation and the Warrant Agent, by their respective directors and officers, and the Counsel for the Corporation, the Warrantholders and the Warrant Agent, may attend and speak at any meeting of the Warrantholders, but shall not have the right to vote as such thereat.

**8.10 Powers Exercisable by Extraordinary Resolution**

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders shall, subject to the provisions of Section 8.11 and Exchange acceptance, have the power, exercisable from time to time by extraordinary resolution:

8.10.1 to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent (subject to the Warrant Agent's prior consent) in its capacity as warrant agent hereunder or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

8.10.2 to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

8.10.3 to direct or to authorize the Warrant Agent to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

8.10.4 to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

8.10.5 to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

8.10.6 to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

8.10.7 to assent to any change in or omission from the provisions contained in the Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

8.10.8 with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or agents to take the place of the Warrant Agent so removed; and

8.10.9 to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

## 8.11 Meaning of Extraordinary Resolution

8.11.1 The expression "**extraordinary resolution**" when used in this Indenture means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy Warrantholders representing at least 20% of the aggregate number of then outstanding Special Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of then outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution.

8.11.2 If, at the meeting at which an extraordinary resolution is to be considered, Warrantholders representing at least 20% of the aggregate number of then outstanding Special Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 8.11.1 shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least 20% of the aggregate number of then outstanding Special Warrants are not present in person or by proxy at such adjourned meeting.

8.11.3 Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

## 8.12 Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

## 8.13 Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

## 8.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 8 may also be taken and exercised by Warrantholders representing in the case of actions and powers not requiring an extraordinary resolution a majority and in the case of such actions and powers requiring an extraordinary resolution at least 66 2/3% of the aggregate number of then outstanding Special Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing where notice of the existence of such instrument has been given to all Warrantholders, and the expression "extraordinary resolution" when used in this Indenture shall include an instrument so signed.

## 8.15 Binding Effect of Resolutions

Subject to Exchange acceptance, every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 8 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 8.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity and satisfactory funding herein contained and, if applicable, the Warrant Agent's prior consent) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice of the effect of the instrument in writing to all Warrantholders and the Corporation as soon as reasonably practicable. For greater certainty, a resolution or extraordinary resolution amending the terms hereof shall not be binding upon the Corporation unless the Corporation agrees in writing to such amendment.

## 8.16 Holdings by Corporation and its Subsidiaries Disregarded

In determining whether Warrantholders holding Warrant Certificates evidencing the entitlement to acquire the required number of Common Shares are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary and not cancelled pursuant to Section 6.1 shall be disregarded.

## ARTICLE 9
## SUPPLEMENTAL INDENTURES

### 9.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action by the Directors) and the Warrant Agent may, without obtaining any approval of or consent from the Warrantholders, but subject to the provisions of this Indenture, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

9.1.1 setting forth any adjustments resulting from the application of the provisions of Article 5;

9.1.2 providing for the issuance of additional Special Warrants hereunder or an increase in the maximum number of Special Warrants issuable under this Indenture;

9.1.3 adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent based on an opinion of Counsel prejudicial to the interests of the Warrantholders;

9.1.4 giving effect to any resolution or extraordinary resolution passed as provided in Article 8;

9.1.5 making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent based on an opinion of Counsel, prejudicial to the interests of the Warrantholders;

9.1.6 adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

9.1.7 modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent based on an opinion of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

9.1.8 for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent

provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent based on an opinion of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

Notwithstanding the foregoing, no amendment may be made to this Indenture by supplement or otherwise, without the acceptance of the Exchange.

**9.2 Successor Corporations**

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation (a "**successor corporation**"), in addition to any other requirements of this Indenture, the successor corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall, as a condition precedent to any such transaction, expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation, provided that no such consolidation, amalgamation, merger or transfer shall take place unless approved by the Warrant Agent, based on the opinion of Counsel, as not being prejudicial to the interests of the Warrantholders or to the rights and powers of the Warrant Agent and the Warrantholders hereunder.

## ARTICLE 10
## CONCERNING THE WARRANT AGENT

**10.1 Indenture Legislation**

10.1.1 If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

10.1.2 The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

**10.2 Rights and Duties of Warrant Agent**

10.2.1 No trust is intended to be, or is or will be created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

10.2.2 In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own grossly negligent action, its own grossly negligent failure to act or its own wilful misconduct or bad faith.

10.2.3 Subject to Section 10.2.2, the obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any obligations of the Corporation or any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity and funding reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

10.2.4 The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Special Warrants held by them, for which Special Warrants the Warrant Agent shall issue receipts.

10.2.5 Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Sections 10.2 and 10.3 and Applicable Legislation.

**10.3 Evidence, Experts and Advisers**

10.3.1 In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

10.3.2 In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent.

10.3.3 Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

10.3.4 Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

10.3.5 The Warrant Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, payable by the Corporation, without taxation of legal counsel costs, in accordance with Section 6.4, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with reasonable care by the Warrant Agent.

**10.4 Actions by Warrant Agent to Protect Interest**

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

**10.5 Warrant Agent Not Required to Give Security**

The Warrant Agent shall not be required to give any bond or security in respect of the performance of duties and execution of this Indenture or otherwise in respect of this Indenture.

**10.6 Protection of Warrant Agent**

By way of supplement to the provisions of any law for the time being relating to warrant agents it is expressly declared and agreed as follows:

10.6.1 the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representations contained in Sections 10.8 and 10.11) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

10.6.2 nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

10.6.3 the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

## 10.7 Replacement of Warrant Agent; Successor by Merger

10.7.1 The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder, subject to this Section 10.7, by giving to the Corporation not less than 90 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Corporation may by giving the Warrant Agent not less than 90 days' prior notice in writing or such shorter prior notice as the Warrant Agent may accept as sufficient, remove the existing Warrant Agent and appoint a new Warrant Agent. The Warrantholders by extraordinary resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Supreme Court of the Province of British Columbia on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders or the Corporation in accordance with the terms hereof. Any new Warrant Agent appointed under any provision of this Section 10.7 shall be a corporation authorized to carry on the business of a warrant agent in each of the Designated Provinces and, if required by the Applicable Legislation for any other provinces, in such other provinces, and be at arm's length with the Corporation and all affiliates of the Corporation. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor warrant agent shall not become effective until the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

10.7.2 Upon the appointment of a successor Warrant Agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 11.2.

10.7.3 Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the

Warrant Agent shall be a party, or any corporation succeeding to the warrant agent business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under Section 10.7.1.

10.7.4 Any Warrant Certificates countersigned but not delivered by a predecessor Warrant Agent may be countersigned by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.

**10.8 Conflict of Interest**

10.8.1 The Warrant Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a warrant agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 60 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties hereunder to a successor warrant agent approved by the Corporation and meeting the requirements set forth in Section 10.7.1. Notwithstanding the foregoing provisions of this Section 10.8.1, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

10.8.2 Subject to Section 10.8.1, the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary without being liable to account for any profit made thereby.

**10.9 Acceptance of Appointment**

The Warrant Agent is appointed as warrant agent hereunder and hereby accepts the duties in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

**10.10 Warrant Agent Not to be Appointed Receiver**

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

**10.11 Authorization to Carry on Business**

The Warrant Agent represents to the Corporation that it is duly authorized and qualified to carry on the business of a warrant agent in each of the provinces and territories of Canada. If the Warrant Agent ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of such event, but the Warrant Agent shall within 60 days

after ceasing to be so authorized, either become so authorized or resign as Warrant Agent in the manner and with the effect specified in Section 10.7.1.

**ARTICLE 11**
**GENERAL**

**11.1 Notice to the Corporation and the Warrant Agent**

11.1.1 Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or sent by facsimile:

If to the Corporation:

First Majestic Silver Corp.
1480 – 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Raymond Polman, Chief Financial Officer
Fax: 604-601-2010

with a copy for informational purposes only to:

McCullough O'Connor Irwin LLP
1100 – 888 Dunsmuir Street
Vancouver, British Columbia
V6C 3K4

Attention: Gillian Case
Fax: 604-687-7099

If to the Warrant Agent:

Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, British Columbia.
V6C 3B9

Attention: Manager, Client Services
Fax: 604-689-8144

If to the Underwriters or to Cormark on behalf of the Underwriters:

Cormark Securities Inc.
Royal Bank Plaza, South Tower
Suite 2800
200 Bay Street

Toronto, Ontario
M5J 2J2

Attention: Darren Wallace
Fax: 416-943-6496

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if sent by facsimile, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately, or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

11.1.2 The Corporation or the Warrant Agent, as the case may be, may from time to time notify the others in the manner provided in Section 11.1.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

11.1.3 If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in Section 11.1.1, by facsimile or other means of prepaid, transmitted and recorded communication.

**11.2 Notice to Warrantholders**

11.2.1 Any notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by facsimile or by ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if sent by facsimile, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately, or, if mailed, on the fifth Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice, or accidental failure to give notice to any Warrantholder, shall not invalidate any action or proceeding founded thereon.

11.2.2 If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Vancouver, British Columbia; provided that, in the case of a notice convening a meeting of the Warrantholders, the Warrant

Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the Warrantholders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required).

In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

**11.3 Ownership of Special Warrants**

The Corporation and the Warrant Agent may deem and treat the registered owner of any Special Warrants as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the Special Warrants evidenced by its Warrant Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder of such Special Warrants and all persons may act accordingly. The receipt of any such Warrantholder for the Units which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

**11.4 Indemnity**

In addition to and without limiting any other protection hereunder or otherwise by law of the Warrant Agent and its officers, directors, employees, agents, representatives, successors and assigns (collectively, "**Representatives**"), the Corporation indemnifies, defends and saves harmless the Warrant Agent and its Representatives from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (including, without limitation, any and all legal and advisor fees and disbursements) of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Warrant Agent and its Representatives, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Warrant Agent made in connection with its acting as Warrant Agent hereunder provided the Warrant Agent complies with Section 10.2.1. Notwithstanding any other provision hereof, the obligations provided for in this Section 11.4 shall survive any termination of the duties created hereby, whether by reason of removal or resignation of the Warrant Agent, termination or discharge of this Indenture or otherwise.

**11.5 Satisfaction and Discharge of Indenture**

If:

11.5.1 all Warrant Certificates countersigned hereunder have been surrendered to the Warrant Agent for exercise or destruction or the Time of Expiry has occurred; and

11.5.2 all certificates evidencing the Common Shares and Underlying Warrants required to be issued pursuant to the exercise or deemed exercise of the Special Warrants in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions;

this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and upon payment to the Warrant Agent of the fees and other remunerations payable to the Warrant Agent hereunder, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture. If the Warrant Agent has not then performed any of its obligations hereunder, any such satisfaction and discharge of the Corporation's obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Corporation against the Warrant Agent.

**11.6 Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Warrantholders**

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

**11.7 Special Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided**

For the purpose of disregarding any Special Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation in Section 8.16, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

11.7.1 the names (other than the name of the Corporation) of the registered holders of Special Warrants which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation; and

11.7.2 the number of Special Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation which have not been cancelled pursuant to Section 6.1;

and the Warrant Agent, in making the determination in Section 8.16, shall be entitled to rely on such certificate without any additional evidence.

### 11.8 Anti-Money Laundering and Terrorist Financing

Each party to this Indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by, the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

### 11.9 Privacy

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

### 11.10 Assignment, Successors and Assigns

Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 10.7 in the case of the Warrant Agent, or as provided in Section 9.2 in the case of the Corporation. Subject thereto, this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

### 11.11 Indenture to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificates the terms of this Indenture shall prevail.

### 11.12 Counterparts

This Indenture may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

**IN WITNESS WHEREOF** the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

**FIRST MAJESTIC SILVER CORP.**

Per: (signed) *"Raymond Polman"*
Authorized Signatory

**PACIFIC CORPORATE TRUST COMPANY**

Per: (signed) *"Jeff Lunshof"*
Authorized Signatory

Per: (signed) *"Sandy Hunter"*
Authorized Signatory

## SCHEDULE "A"

**THIS IS SCHEDULE "A" to the Special Warrant Indenture made as of May 10, 2007 between First Majestic Silver Corp. and Pacific Corporate Trust Company, as Warrant Agent.**

### FORM OF SPECIAL WARRANT CERTIFICATE

**[For U.S. Persons, persons in the United States or persons holding Special Warrants for the account of or benefit of a U.S. Person or a person within the United States or persons who were offered the Special Warrants in the United States, the following legend is applied]: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF FIRST MAJESTIC SILVER CORP. (the "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A OF THE U.S. SECURITIES ACT, IF APPLICABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) RULE 144 OF THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C) AND (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA**

**[For U.S. Persons, persons in the United States or persons holding Special Warrants for the account of or benefit of a U.S. Person or a person within the United States or persons who were offered the Special Warrants in the United States, the following legend is applied]:: THIS SPECIAL WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS SPECIAL WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS IS AVAILABLE, AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. "UNITED STATES" AND "U.S. PERSON" ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT**

[Legend for all Warrant Certificates]: UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER 11, 2007.

[Legend for all Warrant Certificates]: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL SEPTEMBER 11, 2007.

## SPECIAL WARRANT CERTIFICATE

Special Warrant Certificate
Number -«cert»

«warrants» SPECIAL WARRANTS ("**Special Warrants**") each entitling the holder to acquire, subject to adjustment, one Unit, each such Unit consisting of one common share of First Majestic Silver Corp. and one-half of a common share purchase warrant of First Majestic Silver Corp.

## FIRST MAJESTIC SILVER CORP.

*Continued under the* Laws of British Columbia

THIS IS TO CERTIFY THAT, for value received, «Name» «Address» «City» «Province» «Postal» (hereinafter referred to as the "**holder**") is entitled to acquire, upon the exercise or deemed exercise of the Special Warrants represented hereby pursuant to the terms of the Indenture and without payment of any additional consideration, one unit (a "**Unit**"), each such Unit consisting of one fully paid and non-assessable common share (a "**Common Share**") in the capital of First Majestic Silver Corp. (the "**Corporation**") and one-half of a common share purchase warrant (an "**Underlying Warrant**") of the Corporation (subject to adjustment in certain events) as set forth in this Special Warrant certificate ("**Warrant Certificate**") until 11:59 p.m. (Vancouver time) (the "**Time of Expiry**") on the date (the "**Expiry Date**") which is the earlier of:

(a) three Business Days after the Qualification Date (as defined below); and

(b) September 11, 2007.

**In the event that prior to the Expiry Date, the holder has not exercised the Special Warrants represented hereby, then all of the Special Warrants represented by this Warrant Certificate shall be deemed to have been exercised on behalf of, and without any required action on the part of the holder thereof (a "Deemed Exercise") at the Time of Expiry.**

The Corporation has covenanted to use its reasonable best efforts to have the Qualification Date occur on or before the date which is 11 weeks from the date of issuance of the Special Warrants (the "**Qualification Deadline**"). The Qualification Date is the date on which the decision document under the Mutual Reliance Review System for Prospectuses and Annual Information Forms (the "**MRRS Decision Document**") has been issued for a final Prospectus qualifying the distribution and issuance of the Common Shares and Underlying Warrants issuable on the exercise or Deemed Exercise of the Special Warrants. If the MRRS Decision Document has not been issued on or before the Qualification Deadline, then each Special Warrant owned by a person who is not resident in Quebec, exercised or deemed to be

exercised following the Qualification Deadline, will entitle the Warrantholder to acquire 1.08 Common Shares and 0.54 Warrants.

The Special Warrants represented by this Warrant Certificate are issued under and pursuant to a Special Warrant Indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "**Indenture**") made as of May 10, 2007 between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**"). Reference is made to the Indenture for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which the Special Warrants are issued and held, including provisions for adjustments upon the happening of certain events and provisions regarding the transfer of Special Warrants and regarding meetings of holders of Special Warrants, with the same effect as if the provisions of the Indenture and all instruments supplemental thereto were set forth in this Warrant Certificate. By acceptance hereof, the holder assents to all provisions of the Indenture. In the event of a conflict between the terms and conditions of the Warrant Certificate and the Indenture, the provisions of the Indenture shall govern. Capitalized terms used in the Indenture have the same meaning herein as therein unless otherwise defined. The Corporation will furnish to the holder of this certificate, upon request and without charge, a copy of the Indenture. A copy of the Indenture will be available for inspection at the principal office of the Warrant Agent in Vancouver, British Columbia.

Except in the event of a Deemed Exercise the right to acquire Units hereunder may only be exercised by the holder within the time set forth above by surrendering this Warrant Certificate to the Warrant Agent at its principal office in Vancouver, British Columbia as specified in the Exercise Form attached to this Warrant Certificate, together with:

(a) a duly completed and executed Exercise Form in the form attached to this Warrant Certificate; and

(b) any opinion or other document required by the Exercise Form.

Except in the event of a Deemed Exercise, this Warrant Certificate will be deemed to be surrendered only upon personal delivery of all of the foregoing or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal office referred to above.

**If the Special Warrants represented by this Warrant Certificate are exercised by the holder prior to the Time of Expiry and prior to obtaining the MRRS Decision Document, the Common Shares and Underlying Warrants issued upon exercise of the Special Warrants shall be subject to hold periods under applicable securities legislation and the certificates representing such securities shall be endorsed with legends to that effect.**

The holder of this Warrant Certificate may acquire less than the number of Units which he is entitled to receive on the exercise of the Special Warrants represented by this certificate, in which event a new Warrant Certificate representing the Special Warrants not then exercised will be issued to the holder.

If a holder of Special Warrants has not exercised its Special Warrants prior to the Time of Expiry, then the Special Warrants held by each such holder shall be deemed to be exercised by the holder thereof at the Time of Expiry without any further action on the part of such holder.

The Special Warrants represented hereby and the Underlying Warrants and Common Shares issuable upon exercise thereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state of the United States. The Special Warrants represented hereby may not be transferred to or exercised within the United States

or by, or for the account or benefit of, a U.S. Person or person in the United States unless an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws is available and the Corporation has received a written opinion of counsel or other evidence satisfactory to it as to the availability of such exemption in connection with such issuance. The U.S. legend required pursuant to Section 2.2.2 of the Indenture shall be added to the certificates representing the Common Shares and Underlying Warrants issuable upon exercise of this Warrant Certificate, if applicable, provided that such legend may be removed under the circumstances described in the Indenture.

The Indenture provides that all holders of Special Warrants shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the Indenture and resolutions signed by the holders of a specified percentage of the then outstanding Special Warrants.

The Special Warrants evidenced by this Warrant Certificate may be transferred on the register of transfers by the Warrant Agent upon surrender to the Warrant Agent of this Warrant Certificate, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent and subject to compliance with the conditions prescribed in the Indenture and upon compliance with such reasonable requirements as the Warrant Agent may prescribe.

This Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been countersigned by or on behalf of the Warrant Agent.

This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and shall be treated in all respects as a British Columbia contract.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of May 10, 2007.

**FIRST MAJESTIC SILVER CORP.**

Per: ______________________________
Authorized Signatory

**Countersigned by:**
**PACIFIC CORPORATE TRUST COMPANY**

Per: ______________________________
Authorized Signatory

## EXERCISE FORM FOR SPECIAL WARRANTS

TO: FIRST MAJESTIC SILVER CORP.

AND: Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

1. The undersigned hereby irrevocably exercises the right to acquire Units (each Unit comprised of one Common Share and one-half of an Underlying Warrant) of First Majestic Silver Corp. (the "Corporation") (or such number of other securities or property to which such Special Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Indenture referred to in the accompanying Warrant Certificate in accordance with and subject to the provisions of such Indenture).

2. The Units (or other securities or property) are to be issued as follows:

   Name: ______________________________

   Address in full: ______________________________
   (print clearly)

   Number of Common Shares: ______________________________

   Number of Underlying Warrants: ______________________________

   Note: If further nominees intended, please attach (and initial) schedules giving these particulars.

Such Units and, if the number of Special Warrants exercised is less than the number of Special Warrants represented hereby, also such new Warrant Certificate registered in the name of the undersigned (please check one):

(a)*____________ should be sent by first class mail to the following address:

OR

(b)*____________ should be held for pick up at the office of the Warrant Agent at which this Warrant Certificate is deposited.

3. The undersigned represents, warrants and certifies as follows (one of the following must be checked):

   (a) *____________ the undersigned holder (A) at the time of exercise of the Special Warrant is not in the United States, (B) is not a "U.S. person" as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**") and is not exercising the Special Warrant for the account or benefit of a U.S. person or person in the United States, (C) was not offered and did not acquire the Special Warrants in the United States, and (D) did not execute or deliver this Exercise Form in the United States, and (E) has in all other respects complied with the terms and conditions of Regulation S; OR

   (b) *____________ the undersigned holder has delivered to the Corporation and the Corporation's transfer agent an opinion of counsel (which will not be sufficient unless it

is in form and substance satisfactory to the Corporation) or such other evidence satisfactory to the Corporation to the effect that with respect to the securities to be delivered upon exercise of this Special Warrant, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available; OR

(c) *____________ the undersigned holder (A) purchased the Special Warrants directly from the Corporation pursuant to a written subscription agreement for the purchase of the Special Warrants for its own account or the account of another Institutional Accredited Investor for which it exercises sole investment discretion; (B) is exercising the Special Warrants solely for its own account or for the account of such other Institutional Accredited Investor and not on behalf of or for the benefit of any other person; (C) was (and such other person, if any, for whose account the Special Warrants is being exercised was) an Institutional Accredited Investor, both on the date the Special Warrants were purchased from the Corporation and on the date of exercise of the Special Warrants; and (D) except for the fact that the Special Warrants are being exercised by the undersigned in the United States, the representations and warranties made or deemed to be made to the Corporation in connection with the acquisition of the Special Warrants remain true and correct on the date of the exercise of the Special Warrants.

"United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

The undersigned holder understands that, unless Box 3(a) above is checked, the certificate representing the Common Shares and Underlying Warrants issued upon exercise of the Special Warrant will, unless the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, bear a legend, as set forth in Section 2.2.2 of the Indenture, restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. A share certificate bearing such a legend is not considered to be good delivery under the Rules and Policies of the TSX Venture Exchange.

**Note: Certificates representing Common Shares and Underlying Warrants will not be registered or delivered to an address in the United States unless Box 3(b) or 3(c) above is checked.**

In the absence of instructions to the contrary, the securities or other property will be issued in the name of or to the holder hereof and will be sent by first class mail to the last address of the holder appearing on the register maintained for the Special Warrants.

DATED the *____________ day of *____________, *____________

______________________________ ______________________________

Signature Guaranteed (if required; see note 2) (Signature of Warrantholder)

______________________________

Print full name

______________________________

______________________________

Print full address

NOTES:

1. The registered holder may exercise its right to receive Units by completing this form and surrendering this form and the Warrant Certificate representing the Special Warrants being exercised together with a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation in the amount of the exercise price and such other documents as may be required hereunder to Pacific Corporate Trust Company at the address noted above.

   Certificates for Common Shares and Underlying Warrants will be delivered or mailed within three Business Days after the exercise of the Special Warrants.

2. If any of the Units subscribed for are to be issued to a person(s) other than the registered Warrantholder, the signature of the registered holder of the Warrant Certificate on the Exercise Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

3. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

4. If Box 3(b) is checked, any opinion tendered must be from counsel of recognized standing in form and substance satisfactory to the Corporation. Holders planning to deliver an opinion of counsel in connection with the exercise of the Special Warrants should contact the Corporation in advance to determine whether any opinions tendered will be acceptable to the Corporation.

## TRANSFER OF SPECIAL WARRANTS

THE SPECIAL WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT IN LIMITED CIRCUMSTANCES SPECIFIED IN THE SPECIAL WARRANT INDENTURE.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

______________________________________________

*(name)*

______________________________________________

*(address)*

_____________ *(insert number of special warrants to be transferred)* of the Special Warrants registered in the name of the undersigned represented by the within certificate.

_____________ does hereby irrevocably constitute and appoint _____________ the attorney of the undersigned to transfer the said Special Warrant(s) on the register of Special Warrants maintained by the Warrant Agent with full power of substitution hereunder.

The undersigned hereby certifies that the transfer of these securities is not being made to, or, for the account or benefit of, and the offer of these securities was not made to, or, for the account or benefit of, and the person named above is not, and is not acting for the account or benefit of, a person in the "**United States**" or a "**U.S. person**" (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**")), unless such transfer is exempt from registration under the U.S. Securities Act and the requirements for such transfer contained in the Special Warrant Indenture have been met.

DATED the _____ day of __________, _____.

Signature of Transferor

__________________________
(Signature of Transferor)

Guaranteed by:

__________________________
* Authorized Signature Number

NOTES:

1. The signature to this transfer must correspond with the name as recorded on the Special Warrants in every particular without alteration or enlargement or any change whatever. The signature of the registered holder of the Warrant Certificate on the Transfer Form must be guaranteed by a Canadian chartered bank, or eligible guarantor institution with membership in an approved signature guarantee medallion program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Please note signature guarantees are not accepted from treasury branches or credit unions unless they are members of the Stamp Medallion Program.

2. If the transfer is to, or for the account or benefit of, a U.S. Person, special restrictions apply as set out in the Special Warrant Indenture governing these Special Warrants.

If by hand, courier or mail:

c/o:
Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

## SCHEDULE "B"

**THIS IS SCHEDULE "B" to the Special Warrant Indenture made as of May 10, 2007 between First Majestic Silver Corp. and Pacific Corporate Trust Company, as Warrant Agent.**

**FORM OF DECLARATION FOR REMOVAL OF LEGEND**

**[If for the removal of a legend on the Common Shares:]**

TO: Pacific Corporate Trust Company
as registrar and transfer agent
for Common Shares of
First Majestic Silver Corp.
2nd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

**[If for the removal of a legend on the Special Warrants:]**

TO: Pacific Corporate Trust Company
as warrant agent for the Special Warrants of
First Majestic Silver Corp.
2nd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

AND TO: First Majestic Silver Corp.

The undersigned (a) acknowledges that the sale of the securities of First Majestic Silver Corp. (the "**Corporation**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") and (b) certifies that (1) it is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States or a "U.S. person" and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges which are identified as Designated Offshore Securities Markets under Regulation S or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf reasonably believes that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S unless otherwise indicated.

Dated: ______________________________

______________________________
Name of Seller

By: ______________________________
Name:
Title:

# UNDERWRITING AGREEMENT

May 10, 2007

First Majestic Silver Corp.
1480-885 West Georgia Street
Vancouver, B.C.
V6C 3E8

Attention: Keith Neumeyer, President and Chief Executive Officer

Dear Sirs:

The undersigned, Cormark Securities Inc., CIBC World Markets Inc. and Blackmont Capital Inc. (collectively, the "**Underwriters**") hereby agree to purchase from First Majestic Silver Corp. (the "**Company**") 4,000,000 special warrants (the "**Special Warrants**") of the Company at a price of $5.00 per Special Warrant (the "**Issue Price**") representing an aggregate purchase price of $20,000,000. The Underwriters shall have the option (the "**Underwriters' Option**") to purchase up to 4,800,000 additional Special Warrants (the "**Additional Special Warrants**") at the Issue Price for additional aggregate proceeds of up to $24,000,000. The Underwriters' Option shall be exercisable, in whole or in part, at the sole discretion of the Underwriters, at any time until 24 hours prior to the Closing Time (as hereinafter defined). The offering of Special Warrants and Additional Special Warrants is hereinafter referred to as the "**Offering**". Unless the context otherwise requires, all references to the "**Special Warrants**" shall assume the exercise of the Underwriters' Option in full and shall include the Additional Special Warrants.

The Underwriters and the Company agree that the Underwriters may satisfy their obligations to purchase the Special Warrants by presenting to the Company substituted purchasers for the Special Warrants resident in the Selling Jurisdictions (as defined below).

The Special Warrants will be issued pursuant to the provisions of a Special Warrant Indenture (the "**Special Warrant Indenture**") to be dated the date hereof between the Company and Pacific Corporate Trust Company. The specific attributes of the Special Warrants will be set forth in the Special Warrant Indenture. The Special Warrant Indenture will provide, among other things, that the holders of Special Warrants will be entitled to receive, upon exercise or deemed exercise of the Special Warrants, without payment of any additional consideration and subject to adjustment in certain circumstances, one common share in the capital of the Company (each a "**Unit Share**" and collectively, the "**Unit Shares**") and one-half of one common share purchase warrant (each whole common share purchase warrant a "**Warrant**" and collectively the "**Warrants**") for each Special Warrant held, at any time prior to the Time of Expiry (as hereinafter defined) subject to certain events as described in the Special Warrant Indenture. The Special Warrant Indenture will otherwise be in such form and contain such terms as approved by the Underwriters, the Company and their respective counsel. Each Warrant will entitle the holder thereof to purchase one common share (each a "**Warrant Share**" and, collectively, the

**"Warrant Shares"**) at a price of $6.50 for a period of 18 months following the Closing Date (as hereinafter defined).

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay to the Underwriters at Closing (as hereinafter defined) a cash commission equal to 5.5% of the aggregate Issue Price (the **"Commission"**) and the Underwriters' expenses as set forth in sections 15 and 11, respectively. The obligation of the Company to pay the Commission shall arise at the Closing Time and the Commission shall be fully earned by the Underwriters at that time.

Following the Closing Date, the Company shall use its commercially reasonable best efforts to: (i) file a Preliminary Prospectus (as hereinafter defined) (in respect of which the Underwriters shall have an opportunity to participate and satisfy their statutory obligations under applicable securities laws) qualifying the issuance and distribution of the Unit Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants in the Qualifying Provinces (as hereinafter defined); (ii) resolve all comments received or deficiencies raised by the various securities regulatory authorities in the Qualifying Provinces as expeditiously as possible; and (iii) file and obtain the Final MRRS Decision Document (as hereinafter defined) for a Final Prospectus (in respect of which the Underwriters shall have an opportunity to participate and satisfy their statutory obligations under applicable securities laws) in the Qualifying Provinces qualifying the issuance and distribution of the Unit Shares and Warrants issuable on the exercise of the Special Warrants as soon as possible after such regulatory comments and deficiencies have been resolved and, in no event later than the Qualification Deadline (as hereinafter defined).

Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any required action on the part of, the holder thereof immediately prior to the Time of Expiry. In the event that the Final MRRS Decision Document is not obtained on or before the Qualification Deadline, each Special Warrant shall thereafter be exercisable for no additional consideration into 1.08 Unit Shares (in lieu of one Unit Share) and 0.54 Warrants (in lieu of 0.5 Warrants).

## DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

**"Act"** means the *Securities Act* (British Columbia);

**"Additional Special Warrants"** shall have the meaning ascribed to such term on the face page of the Agreement;

**"Affiliates"** means the affiliates of the Underwriters;

**"Agreement"** means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

**"Applicable Securities Laws"** means, collectively, the applicable securities laws of each of the Qualifying Provinces, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable policy statements issued by the securities commissions thereunder and the securities legislation of and policies issued by each other relevant jurisdiction;

**"Business Day"** means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Vancouver, British Columbia or the City of Toronto, Ontario;

**"Closing"** means the closing on the Closing Date of the transaction of purchase and sale in respect of the Special Warrants as contemplated by this Agreement and the Subscription Agreements;

**"Closing Date"** means May 10, 2007 or such other date as Cormark (on behalf of the Underwriters) and the Company may agree;

**"Closing Time"** means 6:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as the Company and Cormark (on behalf of the Underwriters) may agree;

**"Commission"** shall have the meaning ascribed to such term in section 15 hereto;

**"Company"** means First Majestic Silver Corp. and includes any successor corporation to or of the Company;

**"Company's Auditors"** means Deloitte & Touche LLP, or such other firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

**"Company's Information Record"** means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, annual information form, management information circular, or other document of the Company

which has been publicly filed by or on behalf of the Company pursuant to Applicable Securities Laws or otherwise;

**"Debt Instrument"** means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

"**Eligible Issuer**" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer securities using a short form prospectus;

**"Environmental Laws"** has the meaning ascribed in section 5 (a)(xxxi);

"**Exchange**" means the TSX Venture Exchange;

"Expiry Date" means the date which is the earlier of (a) three Business Days after the Qualification Date; and (ii) September 11, 2007.

"**Financial Statements**" has the meaning ascribed in section 5 (a)(v);

**"Final Prospectus"** means the (final) short form prospectus of the Company filed in accordance with National Instrument 44-101, qualifying the distribution and issuance of the Unit Shares and Warrants upon exercise of the Special Warrants and includes all documents incorporated by reference therein;

"**Final MRRS Decision Document**" means a receipt issued in accordance with the MRRS for the Final Prospectus;

"**including**" means including without limitation;

**"Issue Price"** shall have the meaning ascribed to such term on the face page of the Agreement;

"**Leased Premises**" means all premises which are material to the Company and which the Company or a Material Subsidiary occupy as tenant;

"**Material Agreement**" means any material note, indenture, mortgage or other form of indebtedness and any contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to intellectual property, to which the Company or any of the material subsidiaries is a party and which is material to the Company or any Material Subsidiary;

"**material change**" means a material change for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a change in the business, operations or capital of the Company and the Material Subsidiaries, on a consolidated basis, that would reasonably be expected to have a significant effect on the market price or value of any of the Company's securities and includes a decision to implement such a change made by the Company's board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

"**material fact**" means a material fact for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a fact that would reasonably be expected to have a significant effect on, the market price or value of the Company's securities;

"**Material Subsidiaries**" shall have the meaning ascribed thereto in section 5(a)(ii);

"**misrepresentation**" means a misrepresentation for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 – Mutual Reliance Review System for Prospectuses and Annual Information Forms;

"**Offering**" shall have the meaning ascribed to such term on the face page of the Agreement;

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"**person**" means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

"**Personnel**" has the meaning ascribed in section 13 hereto;

"**Preliminary Prospectus**" means the preliminary short-form prospectus filed in accordance with National Instrument 44-101 qualifying the distribution and issuance of the Unit Shares and Warrants upon exercise of the Special Warrants and shall include all documents incorporated by reference therein;

"**Prospectus**" shall mean the Preliminary Prospectus and the Final Prospectus;

"**Purchasers**" means the persons who, as purchasers, acquire Special Warrants by duly completing, executing and delivering Subscription Agreements and any other required documentation and permitted assignees or transferees of such persons from time to time;

"**Qualification Date**" means the day on which a Final MRRS Decision Document is received by the Company;

"**Qualification Deadline**" shall mean 11:59 p.m. (Vancouver time) on the date that is eleven (11) weeks following the Closing Date;

"**Qualifying Provinces**" means each of the Provinces of Canada, except for Quebec;

**"Regulation S"** means Regulation S under the U.S. Securities Act;

**"Restricted Period"** means the resale restriction period of four months and one day, commencing on the Closing Date, to which the Special Warrants and underlying Unit Shares, Warrants and Warrant Shares, as the case may be, are subject pursuant to the Canadian Securities Laws and the rules of the Exchange, as applicable;

"**Securities Regulators**" means the securities commissions or other securities regulatory authorities including the Exchange in all of the Selling Jurisdictions or, as the context may require, any one or more of the Selling Jurisdictions as applicable;

**"Selling Jurisdictions"** means each of the Provinces of Canada except the Province of Quebec and such other jurisdictions outside of Canada (including the United States) as may be agreed to by the Underwriters and the Company as evidenced by the Company's acceptance of a Subscription Agreement with respect thereto;

"**Special Warrant Certificates**" means the certificates to be issued to Purchasers evidencing the Special Warrants purchased;

**"Special Warrant Indenture"** means the special warrant indenture dated as of the Closing Date between the Company and the Transfer Agent, providing for the creation and issuance of the Special Warrants;

**"Special Warrants"** shall have the meaning ascribed to such term on the face page of the Agreement;

**"Subscription Agreements"** means the subscription agreements in the form agreed upon by the Underwriters and the Company pursuant to which Purchasers agree to subscribe for and purchase the Special Warrants herein contemplated and shall include, for greater certainty, all schedules thereto;

**"Supplementary Material"** means, collectively, any amendment to the Preliminary Prospectus, Final Prospectus or any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Regulators pursuant to the Canadian Securities Laws;

"**Survival Limitation Date**" means the later of:

(i) the second anniversary of the Closing Date; and

(ii) the latest date under the Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

"**Taxes**" shall have the meaning ascribed thereto in section 5 (a)(vii);

"**Time of Expiry**" means 11:59 p.m. (Vancouver time) on the Expiry Date;

"**Transaction Documents**" means, collectively, this Agreement, the Subscription Agreements, the Special Warrant Indenture, and the Warrant Indenture;

"**Transfer Agent**" means Pacific Corporate Trust Company;

"**Underwriters**" shall have the meaning ascribed to such term on the face page of the Agreement;

"**Underwriters' Option**" shall have the meaning ascribed to such term on the face page of the Agreement;

"**Unit Shares**" shall have the meaning ascribed to such term on the face page of this Agreement;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**U.S. Affiliates**" means Cormark Securities (U.S.A.) Limited and CIBC World Markets Corp.;

"**U.S. Person**" means "U.S. person" as defined in Rule 902(k) of Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

"**Warrant**" shall have the meaning ascribed to such term on the face page of the Agreement;

"**Warrant Indenture**" means the warrant indenture dated as of the Closing Date between the Company and the Transfer Agent, providing for the creation and issuance of the Warrants;

"**Warrant Share**" shall have the meaning ascribed to such term on the face page of the Agreement;

"**$**" as used herein means Canadian dollars.

## TERMS AND CONDITIONS

**1. (a) Sale on Exempt Basis.** The Underwriters will offer for sale and sell the Special Warrants in the Selling Jurisdictions on a private placement basis only at the price per Special Warrant contemplated herein. The Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Special Warrants so as to require registration of those Special Warrants or a filing of a prospectus or registration statement with respect to those Special Warrants under the laws of any Selling Jurisdiction.

**(b) Filings.** The Company undertakes to file or cause to be filed all forms or undertakings required to be filed by the Company in the Selling Jurisdictions in connection with the purchase and sale of the Special Warrants so that the distribution of the Special Warrants and the issuance of the Unit Shares and Warrants may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in any jurisdiction (but on terms that will permit the Special Warrants and the Unit Shares and Warrants acquired by the Purchasers in the Selling Jurisdictions to be sold by such Purchasers at any time in the Selling Jurisdictions subject to the terms of the Special Warrant Indenture, this Agreement and applicable securities laws, including, but not limited to, compliance with applicable hold periods), and the Underwriters undertake to use their commercially reasonable best efforts to cause Purchasers of the Special Warrants to complete any forms required by the Canadian Securities Laws or other applicable securities laws. All fees payable in connection with such filings shall be at the expense of the Company.

**(c) No Offering Memorandum.** Neither the Company nor the Underwriters shall: (i) provide to prospective purchasers of the Special Warrants any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Canadian Securities Laws or applicable securities laws of the United States or any state or territory thereof; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Special Warrants, including but not limited to, causing the sale of the Special Warrants to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Special Warrants whose attendees have been invited by general solicitation or advertising.

**(d) United States Offers and Sales.** The Underwriters shall offer for sale on behalf of the Company, the Special Warrants in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States through the U.S. Affiliates, all such sales only to be carried out and completed in accordance with Schedule "A" annexed hereto. Each of the Company and the Underwriters (on behalf of the U.S. Affiliates) agree that the representations, warranties and covenants contained in Schedule "A" to this Agreement entitled "United States Offers and Sales" are incorporated by reference in and shall form part of this Agreement with respect to offers and sales of Special Warrants, Unit Shares, Warrants and Warrant Shares in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States.

## 2. Description of the Special Warrants and Warrants

**(a)** Each Special Warrant entitles the holder thereof to receive, at any time and from time to time, prior to the Time of Expiry, upon exercise or deemed exercise, in accordance with the terms of the Special Warrant Indenture and without payment of additional consideration, one Unit Share and one-half of one Warrant. If the Final MRRS Decision Document is not obtained prior to the Qualification Deadline, each Special Warrant shall thereafter be exercisable for 1.08 Unit Shares (in lieu of 1 Unit Share) and 0.54 Warrants (in lieu of 0.5 Warrants) without payment of additional consideration.

**(b)** Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of

$6.50, subject to adjustments in certain instances and in accordance with the Warrant Indenture, for a period of 18 months following the Closing Date.

(c) In the event that the Company does not receive a Final MRRS Decision Document prior to the Qualification Deadline, or in the event that the Special Warrants are exercised by the holder prior to the issuance of the Final MRRS Decision Document, the Unit Shares and Warrants issued upon exercise of the Special Warrants will be subject to the Restricted Period and, in such event, such securities may only be resold in accordance with appropriate statutory exemptions from the registration and prospectus requirements of the Canadian Securities Laws and other applicable securities laws or if appropriate discretionary orders have been obtained.

(d) Special Warrants that have not been previously exercised will be deemed to be exercised on behalf of, and without any required action on the part of, the holder thereof immediately prior to the Time of Expiry.

(e) Upon the valid exercise or deemed exercise of a holder's Special Warrants, the Transfer Agent will mail certificates representing the Unit Shares and Warrants to the holder's last address on record with the Transfer Agent.

3. (a) **Covenants.** The Company hereby covenants to the Underwriters and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants, that the Company shall:

(i) for a period of two years following the Closing Date, use its commercially reasonable best efforts to: (I) preserve and maintain its corporate existence and remain a reporting issuer under the Canadian Securities Laws in the Qualifying Provinces not in default of any requirement of such Canadian Securities Laws; and (II) have its common shares remain listed for trading on the Exchange or the Toronto Stock Exchange;

(ii) allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters may reasonably require to be conducted prior to the date of filing the Final Prospectus in order to fulfil their obligations as Underwriters under Canadian Securities Laws and in order to enable the Underwriters to execute any certificate required to be executed by the Underwriters in connection with the Prospectus, and it shall be a condition precedent to the Underwriters' execution of any certificate in any Prospectus that they be satisfied, acting reasonably, as to the form and content of such Prospectus;

(iii) duly execute and deliver the Subscription Agreements, the Special Warrant Certificates, the Special Warrant Indenture and the Warrant Indenture at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(iv) use its commercially reasonable best efforts to fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in section 9;

(v) ensure that the Special Warrants shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Special Warrant Indenture and the Subscription Agreements;

(vi) ensure that at all times prior to the expiry of the Special Warrants, a sufficient number of Unit Shares and Warrants are created, allotted and reserved for issuance, as the case may be, upon the due exercise or deemed exercise of the Special Warrants;

(vii) ensure that the Unit Shares, upon exercise or deemed exercise of the Special Warrants, shall be duly issued as fully paid and non-assessable securities in the capital of the Company;

(viii) ensure that the Warrants shall be duly and validly created, authorized and issued upon the exercise or deemed exercise of the Special Warrants and shall have the attributes corresponding in all material respects to the description thereof in this Agreement and the Warrant Indenture;

(ix) ensure that at all times prior to the expiry of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants;

(x) ensure that the Warrant Shares, upon exercise of the Warrants in accordance with the terms of the Warrant Indenture, shall be duly issued as fully paid and non-assessable securities in the capital of the Company;

(xi) for a period of 120 days from the Closing Date not issue any additional securities in the capital of the Company without the prior written consent of the Underwriters, such consent not to be unreasonably withheld provided that no consent shall be required in conjunction with: (i) any issuance of securities contemplated in this Agreement; (ii) currently outstanding rights or agreements including options, warrants and other convertible securities as set out in Schedule "B" hereto, or (iii) the grant or exercise of stock options to or by employees, officers or directors of, or consultants to the Company and other similar issuances pursuant to existing share compensation arrangements;

(xii) the Company shall use its commercially reasonable best efforts to arrange for the listing on the Exchange of the Unit Shares, the Warrants and the Warrant Shares when and if such securities are issued; and

(xiii) execute and file with the applicable Securities Regulators all forms, notices and certificates required to be filed pursuant to the Canadian Securities Laws or the applicable securities laws of any other Selling Jurisdictions in the time required by the applicable securities laws, including, for greater certainty, all forms, notices

and certificates set forth in the opinions delivered to the Underwriters pursuant to Section 9 of this Agreement required to be filed by the Company;

**4. Material Changes During Offering.** The Company will promptly notify the Underwriters in writing until the earlier of (i) the Qualification Date and (ii) the Time of Expiry:

**(a)** if the Company becomes aware of any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change of fact relating solely to the Underwriters) or any event or development involving a prospective material change or change in a material fact in any or all of the business of the Company and its subsidiaries, taken as a whole, or any other change which is of such a nature as to result in, or could result in, a misrepresentation in the Preliminary Prospectus, the Final Prospectus, or any Supplementary Material or could render any of the foregoing not in compliance with any of the Canadian Securities Laws of the Qualifying Provinces or other applicable securities laws;

**(b)** with full particulars of any such actual, anticipated, contemplated, threatened or prospective change of which it becomes aware referred to in the first preceding paragraph and the Company will, to the reasonable satisfaction of the Underwriters, issue or file, as applicable, promptly and, in any event, within all applicable time limitation periods with the Securities Regulators, in the case of a material adverse change, a new or amended Preliminary Prospectus, and, in the case of a material change, a new or amended Final Prospectus or Supplementary Material, as the case may be, or press release and material change report as may be required under Securities Laws of the Qualifying Provinces or other applicable securities laws and shall comply with all other applicable filing and other requirements under the Securities Laws of the Qualifying Provinces including, without limitation, any requirements necessary to qualify the distribution of the Unit Shares and Warrants. Except as may be required by law or at the direction of applicable Securities Regulators, the Company shall not file any such new or amended disclosure documentation without first obtaining the written approval of the form and content thereof by the Underwriters, not to be unreasonably withheld, and shall not issue or file, as applicable any press release or material change report without giving the Underwriters an opportunity for review of the proposed forms;

**(c)** will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact described in paragraphs (a) and (b) above;

**(d)** subject to applicable law, the Company shall consult with the Underwriters as to the content and form of any press release. In addition, any press release issued outside the United States announcing or otherwise referring to this Offering shall include an appropriate legend on each page as follows: **"Not for distribution to U.S. news wire services or dissemination in the United States,"** and any press release issued or disseminated in the United States, if any, shall comply with the requirements of Rule 135c of the U.S. Securities Act; and

**(e)** **Change in Canadian Securities Laws.** If during the period of distribution to the public of the Unit Shares and Warrants there shall be any change in Canadian Securities Laws or other

applicable securities laws which in the opinion of counsel to the Company or counsel to the Underwriters requires the filing of Supplementary Material, the Company shall, to the satisfaction of its counsel and the Underwriters' counsel, promptly prepare and file such Supplementary Material with the appropriate securities regulatory authority in the Qualifying Provinces where such filing is required.

**5. (a) Representations and Warranties of the Company.** The Company represents and warrants to the Underwriters, the U.S. Affiliates and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties, that:

(i) the Company and each of the Material Subsidiaries have been duly incorporated and are validly existing under the laws of their respective jurisdictions, and are current and up-to-date with all filings required to be made by them in such jurisdiction, have all requisite corporate power and authority and are duly qualified and possess all certificates, authorizations, permits and licences issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary (and has not received or is aware of any modification or revocation to such licences, authorizations, certificates or permits) to carry on its business as now conducted and to own its properties and assets and the Company has all requisite corporate power and authority to carry out its obligations under the Transaction Documents;

(ii) the Company has no material subsidiaries other than as listed below (the **"Material Subsidiaries"**) and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of the Material Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares:

| **Name** | **Jurisdiction of Incorporation or Continuance** | **Beneficial Equity/Voting Ownership** |
|---|---|---|
| First Majestic Resources Mexico, S.A. de C.V. | Mexico | 100% |
| First Silver Reserve Inc. ("FSR") | British Columbia | 100% |
| Minera El Pilon S.A. de C.V. | Mexico | 100% (by FSR) |

| Desmin S.A. de C.V. | Mexico | 100% |
|---|---|---|
| Minera La Encantada S.A. de C.V. | Mexico | 100% |

(iii) all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of the Transaction Documents, the issuance and sale of the Special Warrants, the issuance of the Unit Shares and Warrants upon exercise or deemed exercise of the Special Warrants, the issuance and sale of the Warrant Shares upon exercise of the Warrants, and the completion of the transactions contemplated hereby, have been made or obtained, as applicable;

(iv) each of the execution and delivery of the Transaction Documents, the performance by the Company of its obligations hereunder or thereunder, the issuance and sale of the Special Warrants, the issuance of the Unit Shares and Warrants upon exercise or deemed exercise of the Special Warrants and the issuance and sale of the Warrant Shares upon the exercise of the of the Warrants, and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including, without limitation, Canadian Securities Laws or other applicable securities laws; (B) the constating documents, articles or resolutions of the Company which are in effect at the date hereof; (C) any Debt Instrument, Material Agreement, mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound; or (D) any judgment, decree, order, statute, rule, law or regulation binding the Company or the property or assets of the Company;

(v) the audited consolidated financial statements of the Company as at and for the year ended December 31, 2006 (collectively, the "**Financial Statements**") have been prepared in accordance with generally accepted accounting principles in Canada consistently applied with prior periods, except as otherwise noted therein and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company and its Material Subsidiaries as at such dates and results of operations of the Company and its Material Subsidiaries for the periods then ended and there has been no material change in accounting policies or practices of the Company or the Material Subsidiaries since December 31, 2006 except as otherwise disclosed in the Financial Statements;

(vi) there has been no adverse material change to the Company or the Material Subsidiaries (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or the Material Subsidiaries since December 31, 2006, which has not been generally disclosed to the public and, except as so disclosed, in all material respects, the business of the Company and the Material

Subsidiaries have been carried on in the usual and ordinary course consistent with past practice since December 31, 2006 to the extent that such past practice is consistent with the current business direction of the Company and the Material Subsidiaries;

(vii) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable or required to be collected or withheld and remitted, by the Company and the Material Subsidiaries have been paid, collected or withheld and remitted, as applicable. All tax returns, declarations, remittances and filings required to be filed by the Company and/or the Material Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. No examination of any tax return of the Company or any of the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company and/or the Material Subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company and the Material Subsidiaries;

(viii) the auditors who audited the Financial Statements of the Company and the Material Subsidiaries for the year ended December 31, 2006 and the year ended June 30, 2006 and who provided their audit report thereon are independent public accountants as required under applicable Canadian Securities Laws;

(ix) the Company's auditors have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices;

(x) there has never been a "reportable event" (within the meaning of National Instrument 51-102) with the present or former auditors of the Company;

(xi) except as set forth in Schedule "B" to this Agreement, no holder of outstanding securities of the Company will be entitled to any pre-emptive or any similar rights to subscribe for any of the Unit Shares or other securities of the Company and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Company are outstanding;

(xii) there is not, in the constating documents, articles or in any Debt Instrument, Material Agreement, agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company or any of the Material Subsidiaries

is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its common shares;

(xiii) neither the Company nor any of its subsidiaries are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Company's subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Company and the Company's subsidiaries taken as a whole;

(xiv) the Company and the Material Subsidiaries have conducted and are conducting their business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it holds assets or carries on business (including, without limitation, all applicable federal, provincial, municipal, local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any Canadian or foreign governmental or regulatory body including exploration and exploitation permits and concessions) and have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits;

(xv) the Company and the Material Subsidiaries are not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Company or any of the Material Subsidiaries or the business or legal environment under which the Company or any of the Material Subsidiaries operate;

(xvi) this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms;

(xvii) upon the execution and delivery thereof, each of the Transaction Documents shall constitute a valid and binding obligation of the Company and each shall be enforceable against the Company in accordance with its respective terms;

(xviii) at the Closing Time, all necessary corporate action will have been taken by the Company to: (a) validly create, authorize and issue the Special Warrants; (b) create, allot, reserve and authorize the issuance of the Unit Shares and Warrants, as the case may be, as fully paid and non-assessable securities in the capital of the Company upon the exercise or deemed exercise of the Special Warrants; and (c) validly allot, reserve and authorize the issuance of the Warrant Shares upon the payment therefor as fully paid non-assessable securities in the capital of the Company upon the exercise of the Warrants in accordance with the Warrant Indenture;

(xix) as of the close of business on May 9, 2007, the authorized capital of the Company consists of an unlimited number of common shares of which 53,612,337 common shares are issued and outstanding as fully paid and non-assessable;

(xx) the Company will use its reasonable commercial best efforts to become an Eligible Issuer as soon as possible following the Closing Date and in any event not later than the Qualification Deadline;

(xxi) the Company currently is a reporting issuer, or the equivalent thereof, in the Provinces of Ontario, Alberta and British Columbia and at the time of filing the Final Prospectus, will be a reporting issuer in the Qualifying Provinces. The Company is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Company is not included on a list of defaulting reporting issuers maintained by any of the Securities Regulators;

(xxii) the currently issued and outstanding common shares are listed and posted for trading solely on the Exchange except that the common shares are also quoted on Pink Sheets in the United States and on the Frankfurt, Berlin, Munich and Stuttgart stock exchanges, and no order ceasing or suspending trading in any securities of the Company or the trading of any of the Company's issued securities is currently outstanding and no proceedings for such purpose are, to the knowledge of the Company, pending or threatened;

(xxiii) the Company shall not take any action which would be reasonably expected to result in the delisting or suspension of its common shares on or from the Exchange or on or from any other securities exchange, market or trading or quotation facility on which its common shares are listed or quoted and the Company shall comply, in all material respects, with the rules and regulations thereof;

(xxiv) all information which has been prepared by the Company relating to the Company and the Material Subsidiaries and their respective businesses, properties and liabilities and either publicly disclosed or provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters and the Company's Information Record are, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading;

(xxv) the Company and the Material Subsidiaries are not party to any agreement, nor is the Company or the Material Subsidiaries aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Material Subsidiaries;

(xxvi) all filings and fees required to be made by the Company and the Material Subsidiaries pursuant to the Canadian Securities Laws and general corporate law applicable to them have been made and such filings were true and accurate as at

the respective dates thereof and the Company has not filed any confidential material change reports;

(xxvii) the Company and the Material Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages and there is not currently any labour disruption or conflict involving the Company or the Material Subsidiaries;

(xxviii) the Company and the Material Subsidiaries do not have any loans or other indebtedness outstanding which have been made to any of their shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is defined in the *Income Tax Act* (Canada)) with them;

(xxix) none of the directors, officers or employees of the Company, any known holder of more than ten per cent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company or any Material Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Company and the Material Subsidiaries on a consolidated basis;

(xxx) other than the Underwriters, the U.S. Affiliates and their representatives, there are no persons acting or purporting to act at the request or on behalf of the Company, that are entitled to any brokerage or finder's fee in connection with the Offering;

(xxxi) the Company and the Material Subsidiaries are in compliance in all respects with each license and permit held by them and are not in violation of, or in default under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "**Environmental Laws**" as defined below) of any Canadian governmental entities, regulatory agencies or bodies having asserting or claiming jurisdiction over it or over any part of its operations or assets;

(xxxii) the Company and the Material Subsidiaries (i) are in compliance with any and all applicable federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**") in each jurisdiction in which they hold assets or conduct business; (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval;

(xxxiii) there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any of the Material Subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course;

(xxxiv) there have been no past unresolved, and there are no pending or threatened claims, complaints, notices or requests for information received by the Company or the Material Subsidiaries with respect to any alleged violation of any Environmental Law; and no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or any Material Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, individually or in the aggregate, has or may reasonably be expected to have, an adverse effect with respect to the Company or any Material Subsidiary;

(xxxv) there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or any of its Material Subsidiaries, nor has the Company or any of its Material Subsidiaries received notice of any of the same;

(xxxvi) neither the Company nor any of the Material Subsidiaries have used, except in material compliance with all Environmental Laws and environmental permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance;

(xxxvii) the Company and/or the Material Subsidiaries are not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument or other indebtedness;

(xxxviii) other than the Company, there is no person that is or will be entitled to demand the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement, mortgage, note, indenture, contract, instrument, lease agreement (written or unwritten) or otherwise;

(xxxix) the Company and the Material Subsidiaries are not, nor to the knowledge of the Company, any other person is not in default in the observance or performance of any term covenant or obligation to be performed by it under any Debt Instrument, Material Agreement, contract, agreement or arrangement to which the Company or any of the Material Subsidiaries is a party and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing;

(xl) the minute books and records of the Company and the Material Subsidiaries which have been made available, and with respect to Minera La Encantada S.A. de C.V. only which minute books and records will be made available prior to the

Closing Time, to the Underwriters and their counsel, Cassels Brock & Blackwell LLP, in connection with their due diligence investigation of the Company and the Material Subsidiaries are all of the minute books and material records of the Company and the Material Subsidiaries and contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books. There have been no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company and the Material Subsidiaries not reflected in such minute books and other records provided to Cassels Brock & Blackwell LLP;

(xli) with respect to each of the Leased Premises, the Company and/or the Material Subsidiaries occupy the Leased Premises, have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company and the Material Subsidiaries occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company and the Material Subsidiaries, will not afford any of the parties to such leases or any other person the right to terminate such lease or the Company's or any of the Material Subsidiaries' rights to occupy and use the Leased Premises or, result in any additional or more onerous obligations under such leases;

(xlii) the Company or the Material Subsidiaries are the absolute legal and beneficial owner of, and have good and marketable title to, the Company's interests in its material properties and assets to the extent described in the Company's Information Record, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Company's Information Record, and no other property rights are necessary for the conduct of the business of the Company or the Material Subsidiaries as currently conducted or contemplated to be conducted, the Company and the Material Subsidiaries know of no claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and except as disclosed in the Company's Information Record the Company and the Material Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(xliii) the Company and the Material Subsidiaries hold either freehold title, mining leases, licences, permits, mining claims or other conventional property, proprietary or contractual interests, options, or rights, recognized in the jurisdiction in which the material properties are located in respect of the ore bodies and minerals located in such properties in which the Company and the Material Subsidiaries have an interest as described in the Company's Information Record under valid, subsisting and enforceable title documents or other

recognized and enforceable agreements or instruments, which are currently sufficient to permit the Company and the Material Subsidiaries to explore the minerals relating thereto, all such property, leases, licences, permits or claims and all property, leases, licences, permits or claims in which the Company or the Material Subsidiaries have any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Company or the Material Subsidiaries currently have all necessary surface rights, access rights and other necessary rights and interest relating to the material properties in which the Company or any of the Material Subsidiaries have an interest as described in the Company's Information Record granting the Company or the Material Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interests therein of the Company or the Material Subsidiaries, with only such exceptions as do not materially interfere with the use made by the Company or the Material Subsidiaries of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, licences, permits and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company or any of the Material Subsidiaries;

(xliv) any and all of the agreements and other documents and instruments pursuant to which the Company and the Material Subsidiaries hold their property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Material Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and there has been no default under any lease, licence or claim pursuant to which the Company or the Material Subsidiaries derive an interest in such property or assets and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The interests of the Company or the Material Subsidiaries in, or rights of the Company or the Material Subsidiaries to earn an interest in, any property of the Company or the Material Subsidiaries are not subject to any right of first refusal or purchase or acquisition rights other than as described in the Company's Information Record;

(xlv) the Company has disclosed all material information relating to its material properties in the Company's Information Record which it is required to file under Canadian Securities Laws and such disclosure was true and complete and accurate in all material respects;

(xlvi) the Company's only material mineral properties are the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the Chalchihuites Group of Properties and the Candamena Mining District Property;

(xlvii) all mineral exploration and mining operations on the properties conducted by the Company and the Material Subsidiaries have been conducted in accordance with good mining and engineering practices and all applicable workers' compensation, health and safety and workplace laws, regulations and policies have been complied with in all material respects;

(xlviii) other than as disclosed in the Company's Information Record, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company or the Material Subsidiaries, threatened against or affecting the Company or any of the Material Subsidiaries or their properties or assets at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality;

(xlix) there are no judgments against the Company or any of the Material Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any of the Material Subsidiaries are subject;

(l) the Transfer Agent, at its principal offices in the City of Vancouver, British Columbia has been duly appointed as transfer agent and registrar in respect of the common shares of the Company;

(li) the Transfer Agent, at its principal offices in the city of Vancouver, British Columbia has been duly appointed as agent in respect of the Special Warrants and the Warrants;

(lii) the Company has duly filed with the applicable regulatory authorities all reports required by National Instrument 43-101 Standards of Disclosure for Mineral Projects (**"NI 43-101"**);

(liii) no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries; and

(liv) the net proceeds of the Offering will be used by the Company for exploration and development and capital expenditures on the San Martin Silver Mine, La Encantada Silver Mine and La Parrilla Silver Mine, to satisfy property commitments, for payment of the remainder of the purchase price for First Silver Reserve Inc. and for general working capital purposes.

**(b) Representations, Warranties and Covenants of the Underwriters.** Each of the Underwriters hereby severally represent, warrant and covenant to the Company, and acknowledge that the Company is relying upon such representations and warranties, that:

(i) in respect of the offer and sale of the Special Warrants, the Underwriter and the U.S. Affiliate will comply with all Canadian Securities Laws and all applicable

laws of the jurisdictions outside Canada in which any of them offers Special Warrants;

(ii) not, directly or indirectly, sell or solicit offers to purchase the Special Warrants or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Preliminary Prospectus and the Final Prospectus in the Qualifying Provinces in respect of the Unit Shares, the Warrants and the Warrant Shares);

(iii) the Underwriter, its U.S. Affiliate and their representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Special Warrants, the Unit Shares, the Warrant or the Warrant Shares in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Special Warrants whose attendees have been invited by any general solicitation or general advertising; and

(iv) it will conduct its activities in connection with the sale of the Special Warrants in compliance with all applicable laws and the provisions of this Agreement and obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable Securities Regulators) in a form acceptable to the Company and the Underwriters.

## 6. Prospectus Matters

(a) The Company will use its commercially reasonable best efforts to cause the Preliminary Prospectus and any other related documents required to be filed in connection with the Preliminary Prospectus to be prepared and filed in accordance with the Canadian Securities Laws of the Qualifying Provinces, as soon as practicable after the Closing Date, in each case in form and substance satisfactory to the Underwriters acting reasonably. The Company will use its commercially reasonable best efforts to satisfy as expeditiously as possible any comments made by any of the applicable Securities Regulators in the Qualifying Provinces in respect of the Preliminary Prospectus;

(b) The Company will use its commercially reasonable best efforts to obtain, as soon as possible, a Final MRRS Decision Document from each of the applicable

Securities Regulators in the Qualifying Provinces for the Final Prospectus and will take all other steps and proceedings that may be necessary in order to qualify the Unit Shares and Warrants for distribution in the Qualifying Provinces;

(c) Prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Final Prospectus and any Supplementary Material, the Company will allow the Underwriters to participate fully in the preparation of, and approve the form of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, and will allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfil their obligations and in order to enable them responsibly to execute the certificate required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

(d) All the information and statements to be contained in the Preliminary Prospectus, the Final Prospectus, and any Supplementary Material will, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to the Company and the Unit Shares and Warrants (provided that this representation is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(e) None of the Preliminary Prospectus, the Final Prospectus, nor any Supplementary Material will contain a misrepresentation at the respective dates of delivery thereof (provided that this representation is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(f) The Preliminary Prospectus, the Final Prospectus, and any Supplementary Material will contain the disclosure required by Canadian Securities Laws in the Qualifying Jurisdictions;

(g) The Company recognizes that it is fundamental to the Purchasers that the distribution of the Unit Shares be qualified under the Final Prospectus so that the Unit Shares will be tradable in such Qualifying Provinces without the necessity of the holder thereof filing a prospectus or effecting the trade in a manner which falls within one of the various private placement exemptions under applicable securities legislation or subject to any statutory or regulatory hold periods or trade restrictions in such Qualifying Provinces (provided such trade is not a "control distribution" as defined by the applicable Canadian Securities Laws). The Company acknowledges that it is for this reason that the Company has agreed to use its reasonable commercial best efforts to file the Preliminary Prospectus and the Final Prospectus with the securities regulators in the Qualifying Provinces and obtain receipts therefor within the time periods contemplated by this Agreement. In the event that the Final Prospectus has not been filed and a Final MRRS

Decision Document issued therefore by each of the Securities Regulators in the Qualifying Provinces on or before the Qualification Deadline, the Company will nevertheless continue to be obligated to use its commercially reasonable best efforts to file the Final Prospectus and obtain a Final MRRS Decision Document until the Time of Expiry.

## 7. Delivery of Prospectuses

(a) The Company shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(i) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Regulators of the Preliminary Prospectus or of the Final Prospectus copies of the Preliminary Prospectus or of the Final Prospectus signed as required by the Securities Laws;

(ii) as soon as they are available, copies of any Supplementary Material required to be filed under any of the Canadian Securities Laws, signed as required by the Securities Laws and including copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(iii) prior to filing the Final Prospectus, comfort letters from the auditors of the Company dated the date of the Final Prospectus and satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information contained in or incorporated by reference into the Final Prospectus which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letter which must be filed with securities regulatory authorities pursuant to Canadian Securities Laws; and

(iv) as soon as possible and, in any event, not later than two Business Days following receipt of a decision document in respect of the Preliminary Prospectus and the Final Prospectus, without charge, shall print and deliver such number of commercial copies of the Preliminary Prospectus and the Final Prospectus as the Underwriters shall reasonably require.

(b) The delivery to the Underwriters of the Prospectus, or any Supplementary Material shall constitute the representation and warranty of the Company to the Underwriters that, at the time of such delivery:

(i) such documents contain full, true and plain disclosure of all material facts relating to the Company and the Unit Shares and Warrants, and no material facts have been omitted therefrom which are necessary to make

the statements therein not misleading in light of the circumstances in which they are made;

(ii) such documents contain no misrepresentations; and

(iii) such documents comply in all material respects with the Canadian Securities Laws;

provided, however, that the foregoing representations and warranties will not apply with respect to information and statements contained in the Prospectus or misrepresentations with respect thereto or omissions therefrom which relate solely to the Underwriters.

**8. Closing Deliveries.** The purchase and sale of the Special Warrants shall be completed at the Closing Time at the offices of the Underwriters' counsel, Cassels Brock & Blackwell LLP at 6:00 a.m. (Vancouver time), or at such other place as the Underwriters and the Company may agree upon in writing. At or prior to the Closing Time, the Company shall duly and validly deliver to the Underwriters, the Special Warrant Certificates in the names of such Purchasers or as indicated on their respective Subscription Agreements, in Toronto, Ontario or in such other location and as directed by the Underwriters in writing, against payment to the Company of the subscription price therefor, in lawful money of Canada. The Underwriters may discharge their payment obligations under this paragraph 8 by wire transfer from the Underwriters to the Company equal to the aggregate Issue Price for the Special Warrants less the Underwriters' expenses, as set out in paragraph 11 hereto and less the Commission.

**9. Closing Conditions.** Each Purchaser's obligation to purchase the Special Warrants at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a) the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, certifying for and on behalf of the Company, to the best of their knowledge, information and belief, that:

(i) no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the common shares in the capital of the Company) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii) there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Material Subsidiaries on a consolidated basis since the date hereof which has not been generally disclosed;

(iii) since the date hereof, no material change relating to the Company and the Material Subsidiaries on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(iv) the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(v) the representations, warranties and covenants of the Company contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(b) the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Underwriters and its counsel, with respect to the articles and by-laws of the Company, all resolutions of the Company's board of directors relating to the Offering and this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers, and such other matters as the Underwriters may reasonably request;

(c) the Underwriters shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the Exchange required to be made or obtained by the Company in order to complete the Offering have been so made or obtained;

(d) the Special Warrant Indenture, the Warrant Indenture, the Subscription Agreements, and the Special Warrant Certificates shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(e) the Unit Shares, Warrants and Warrant Shares shall have been conditionally approved for listing and posting on the Exchange;

(f) the Underwriters and the Underwriters' counsel shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters' counsel acting reasonably, dated the Closing Date, from the Company's British Columbia counsel and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i) as to the continuance and subsistence of the Company under the laws of the province of British Columbia and as to the corporate power of the Company to carry out its obligations under the Transaction Documents and to issue the Special Warrants, the Unit Shares and Warrants issuable upon due exercise or deemed

exercise of such Special Warrants, and the Warrant Shares issuable upon due exercise of the Warrants;

(ii) as to the authorized capital of the Company;

(iii) the Company has all requisite corporate power and authority under the laws of the Province of British Columbia to carry on its business as described in the Company's Annual Information Form dated February 16, 2007 and to own and lease its properties and assets;

(iv) none of the execution and delivery of the Transaction Documents, the performance by the Company of its obligations hereunder and thereunder, or the sale or issuance of the Special Warrants, Unit Shares, Warrants and Warrant Shares, will conflict with or result in any breach of the notice of articles or articles of the Company;

(v) each of the Transaction Documents has been duly authorized and executed and delivered by the Company, and constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, subject to customary qualifications, including that enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

(vi) the Special Warrants have been duly and validly created and issued;

(vii) the Unit Shares and Warrants have been created, allotted and reserved for issuance, as the case may be, and, upon the due exercise or deemed exercise of the Special Warrants in accordance with the provisions thereof and of the Special Warrant Indenture, the Unit Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company and the Warrants will be validly issued;

(viii) the Warrant Shares have been allotted and reserved for issuance and, upon the due exercise of the Warrants in accordance with the provisions of the Warrant Indenture will be validly issued as fully paid and non-assessable shares in the capital of the Company;

(ix) the issuance and sale by the Company of the Special Warrants to the Purchasers are exempt from the prospectus and registration requirements of applicable Canadian Securities Laws and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws to permit such issuance and sale;

(x) the issuance of the Unit Shares and Warrants upon the exercise or deemed exercise of the Special Warrants and the Warrant Shares upon the due exercise of the Warrants will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws subject to certain provisos and specified resale restrictions;

(xi) upon the filing of the Final Prospectus and the issuance of the Final MRRS Decision Document under applicable Canadian Securities Laws, all legal requirements will have been fulfilled by the Company under the Canadian Securities Laws to qualify, without resort to the prospectus exemption provisions of such applicable laws, the distribution in the Qualifying Provinces of the Unit Shares and Warrants issuable upon the exercise or deemed exercise of those Special Warrants not previously exercised. The issuance of the Warrant Shares by the Company upon the exercise of the Warrants after the issuance of the Final MRRS Decision Document will be exempt from the registration and prospectus requirements, of such applicable laws subject to certain provisos and will not be subject to any statutory hold period and no other documents will be required to be filed, proceedings taken, or approvals, permits, consents, or authorizations obtained under the Canadian Securities Laws to permit the trading in the Qualifying Provinces of such Warrant Shares through registrants registered under applicable laws who have complied with such applicable laws or in circumstances in which there is an exemption from the registration requirements of such applicable laws, subject to usual exceptions;

(xii) in the event that the Special Warrants or the Warrants are exercised prior to the issuance of the Final MRRS Decision Document, no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws in connection with the first trade of the Unit Shares, Warrants, and Warrant Shares, as the case may be, provided that a period of four months and a day has lapsed following the Closing Date, subject to the usual qualifications;

(xiii) as to the reporting issuer status of the Company in the Provinces of Ontario, Alberta and British Columbia;

(xiv) the Unit Shares and Warrant Shares have been conditionally approved for listing on the Exchange;

(xv) the Transfer Agent has been duly appointed as the special warrant agent in respect of the Special Warrants, and as warrant agent in respect of the Warrants;

(xvi) such other matters as the Underwriters' legal counsel may reasonably request prior to the Closing Time;

(g) the Underwriters shall have received certificates of status or similar certificates with respect to the jurisdiction in which the Company is incorporated;

(h) the Underwriters shall, in their sole discretion, be satisfied with their due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company;

(i) the Underwriters shall have received favourable legal opinions addressed, to the Underwriters, the Purchasers and the Underwriters' counsel in form and substance satisfactory to the Underwriters, acting reasonably, dated the Closing Date with respect to each of the Company's and Material Subsidiaries' material properties;

(j) if any offers and sales are made in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States, the Underwriters shall have received a legal opinion addressed to the Underwriters, the U.S. Affiliates, Underwriters' counsel and the Purchasers in the United States from Dorsey & Whitney LLP, United States counsel for the Company, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that no registration of the distribution of the Special Warrants, Unit Shares or Warrants is required under the U.S. Securities Act; provided that all offers and sales of such Special Warrants, Unit Shares and Warrants, as the case may be, are made in accordance with this Agreement, including Schedule "A" attached hereto, the Special Warrant Indenture and the Warrant certificate;

(k) the Company will cause its Transfer Agent to deliver a certificate as to the issued and outstanding common shares of the Company; and

(l) the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, the Purchasers and the Underwriters' counsel, as to (i) the incorporation and subsistence of the Material Subsidiaries; (ii) the corporate power and authority of the Material Subsidiaries to carry on their businesses as presently carried on and to own their assets and properties; and (iii) as to the registered ownership of the issued and outstanding shares of each of the Material Subsidiaries.

**10. Rights of Termination**

(a) **Due Diligence Out.** In the event that the due diligence investigations performed by the Underwriters and/or their representatives reveals any previously undisclosed material information or fact which might, in the Underwriters' sole opinion, acting reasonably, adversely affect the market price of the securities of the Company, quality of the investment or marketability of the Offering, the Underwriters (or any one of them) shall be entitled, at their sole option and in accordance with subparagraph 10(g) of this Agreement, to terminate their respective obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase Special Warrants) by written notice to that effect given to the Company any time prior to the Closing Time.

(b) **Litigation.** If any inquiry, action, suit, investigation or proceeding, whether formal or informal, (including matters of regulatory transgression or unlawful conduct and including any inquiry or investigation by any securities commission or the U.S. Securities and Exchange Commission) is commenced, announced or threatened in relation to the Company or any of the officers or directors of the Company, the Underwriters (or any one of them) shall be entitled, at their sole option and in accordance with subparagraph 10(g) of this Agreement, to terminate their respective obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase Special Warrants) by written notice to that effect given to the Company any time prior to the Closing Time.

(c) **Disaster Out.** In the event that prior to the Closing Time, there should develop, occur or come into effect any action, state, condition, including, without limitation, terrorism, accident, a new or change in any governmental law or regulation, or other condition or major financial occurrence of national or international consequence, which, in the sole opinion of the Underwriters, materially adversely affects, or may adversely affect, the financial markets generally or the business, operations, affairs or profitability of the Company, or the market price or value of the securities of the Company, the Underwriters (or any one of them) shall be entitled at their sole option, in accordance with subparagraph 10(g) of this Agreement, to terminate their respective obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase Special Warrants) by written notice to that effect given to the Company prior to the Closing Time.

(d) **Change in Material Fact.** In the event that prior to the Closing Time, the Underwriters or the Underwriters' representatives, through their due diligence investigations, or otherwise discover or there should occur a material change or a change in any material fact or new material fact shall arise, which, in the sole opinion of the Underwriters has or could be expected to have a significant adverse effect on the market price or value of the securities of the Company, the Underwriters (or any one of them) shall be entitled, at their sole option, in accordance with subparagraph 10(g), to terminate their respective obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase Special Warrants) by written notice to that effect given to the Company prior to the Closing Time.

(e) **Non-Compliance With Conditions.** The Company agrees that all terms, conditions and covenants in this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by the Company that it will use its best efforts to cause such conditions to be complied with, and any breach or failure by the Company to comply with any of such conditions or in the event that any representation or warranty given by the Company becomes false and is not rectified as at the Closing Time, shall entitle the Underwriters, (or any one of them) at their sole option in accordance with subparagraph 10(g), to terminate their respective obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Special Warrants) by notice to that effect given to the Company at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon such Underwriter only if the same is in writing and signed by it.

(f) **Cease Trade Order.** In the event that any order to cease trading in securities of the Company is made or threatened by a Securities Regulator, which, in the sole opinion of the Underwriters (or any one of them), operates or could operate to prevent or restrict trading in or distribution of the securities of the Company in any of the Selling Jurisdictions, the Underwriters (or any one of them) shall be entitled, at their sole option, in accordance with subparagraph 10(g) of this Agreement, to terminate their respective obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase Special Warrants) by written notice to that effect given to the Company prior to the Closing Time.

(g) **Exercise of Termination Rights.** The rights of termination contained in subparagraphs 10(a), (b), (c), (d), (e) and (f) may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriters, there shall be no further liability on the part of the Underwriters to the Company or on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under sections 11 and 13.

**11. Expenses.** Whether or not the sale of the Special Warrants shall be completed, the Company will pay all reasonable expenses and fees in connection with the Offering, including, all reasonable expenses of or incidental to the issue, sale or distribution of the Special Warrants; the reasonable fees and expenses of the Company's counsel; all reasonable costs incurred in connection with the preparation of documents relating to the Offering and the Prospectus (including printing and delivery costs associated therewith); and all reasonable expenses and fees incurred by the Underwriters, which shall include the reasonable fees and disbursements of the Underwriters' counsel. All reasonable fees and expenses incurred by the Underwriters or on their behalf including the fees and disbursements of the Underwriters' counsel shall be payable by the Company immediately upon receiving an invoice therefor.

**12. Survival of Representations and Warranties.** All warranties, representations, covenants and agreements of the Company and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriters of the Special Warrants and shall continue in full force and effect for the benefit of the Underwriters or the Company, as applicable, regardless of the closing of the sale of the Special Warrants or the issuance of the Units and regardless of any investigation which may be carried on by the Underwriters or the Company or on their behalf until the Survival Limitation Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, for the applicable limitation period prescribed by law.

**13. Indemnity. (a)** The Company hereby covenants and agrees to indemnify and save each of the Underwriters, their respective U.S. Affiliates (as defined in Schedule "A") and their

respective directors, officers, employees, shareholders and agents (each being hereinafter referred to as an "Indemnified Party"), harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, suits, proceedings, damages or liabilities of whatsoever nature or kind, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against any Indemnified Party, to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, actions, suits or proceedings arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Underwriters and/or any Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, including without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any misrepresentation or alleged misrepresentation (except as may be contained in any information or statement relating solely to the Underwriters) contained herein or in any documents delivered pursuant to this Agreement or in the Offering Documents or the documents incorporated in the Offering Documents by reference pursuant to the Offering;

(ii) any omission or alleged omission to state in any certificate or document of the Company delivered under this Agreement or any fact (except facts relating solely to the Underwriters), or in the Offering Documents, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the Securities Act (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Underwriters) in the Offering Documents, or documents incorporated by reference therein based upon any failure or alleged failure to comply with Canadian or United States securities laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares, the Units or any of them in the provinces of Canada;

(iv) the non-compliance or alleged non-compliance by the Company with any requirements of the Applicable Securities Laws (other than any non-compliance or alleged non-compliance caused by, arising directly or indirectly from, or in consequence of any action or non-action of the Underwriters); or

(v) any breach of any representation, warranty or covenant of the Company contained in this Agreement to be entered into in connection with the Offering or the failure of the Company to comply with any of its obligations thereunder.

Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i) the Underwriters or an Indemnified Party has been grossly negligent or has committed any fraudulent or illegal act in the course of the performance of professional services rendered to the Company by the Underwriters and/or the Indemnified Party or otherwise in connection with the matters referred to in this Agreement; and

(ii) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, illegality or fraud referred to in paragraph (i) above.

The Company agrees that in case any legal proceeding shall be brought against the Company and/or any Indemnified Party by any governmental commission or regulatory authority, or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or any Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by any Indemnified Party under this Agreement, any Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by it in connection therewith) and out-of-pocket expenses incurred by it in connection therewith shall be paid by the Company as they occur.

**(b)** If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of Section 9.1 or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing; but the omission to notify the Company will not relieve the Company from any liability it may otherwise have to the Indemnified Party pursuant to paragraph 13(a) except to the extent the Company is materially prejudiced by such failure to notify. The Company shall be entitled but not obligated to participate in or assume the defence thereof; provided, however, that the defence shall be through experienced and competent legal counsel. Upon the Company notifying the Indemnified Party in writing of its election to assume the defense and retaining counsel, the Company shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed. Notwithstanding the above, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defence thereof; provided that the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(i) the employment thereof has been specifically authorized in writing by the Company;

(ii) the Indemnified Party has been advised by counsel retained by the Company or the Underwriters that representation of the Company and the Indemnified Party by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf) or that there is a conflict of interest between the Company and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf); or

(iii) the Company has failed within a reasonable time after receipt of such written notice to assume the defence of such action or claim;

provided that the Company shall not be required to assume the fees and expenses of more than one counsel to all of the Indemnified Parties. Neither the Company nor any Indemnified Party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to those Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

**(c)** The rights of indemnity contained in paragraph 13(a) shall not accrue to the benefit of any Indemnified Party if: (i) the Underwriters were provided with a copy of any Supplementary Material which corrects any misrepresentation which is the basis of a claim by a party against such Indemnified Party and which is required under the Applicable Securities Laws in the Qualifying Provinces to be delivered to such party; and (ii) the person asserting the claim was not provided with a copy of such amendment or supplement.

**(d)** To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of paragraph 13(a) in trust for and on behalf of such Indemnified Party.

**(e)** The rights accorded to the Indemnified Parties under the provisions of paragraph 13(a) shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

**(f)** The Company hereby waives any rights it may have of requiring an Indemnified Party to first proceed against or enforce any other right, power, remedy or security of claim payment from any other person before claiming under this indemnity.

**(g) Contribution.** In the event that the indemnity provided for above is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason is unavailable or insufficient to hold an Indemnified Party harmless, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any action or claim which is the subject of this section but excluding loss of profits or consequential damages) of the nature provided for above in such proportion as is appropriate to reflect not only the percentage that the portion of the Underwriting Fee payable by the Company to the Underwriters bears to the gross proceeds realized from the sale of the Offered Securities but also the relative fault of the Company and the Underwriters, as well as any relevant equitable considerations; provided that, in no event, will the Underwriters be responsible for any amount in excess of the amount of the Underwriting Fee actually received by them and the Company shall be responsible for the balance. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriting Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation or material non-compliance with the provisions of this Agreement or non-compliance with applicable laws shall not be entitled to contribution from the other party.
Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section, except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this section shall be in addition to, and not in derogation of, any other right to contribution which the Underwriters or the Company may have by statute or otherwise by law.

The right of the Company to assume the defence of any claim, action, suit or proceeding shall apply as set forth in paragraph 13(b) hereof, mutatis mutandis.

The Company hereby waives its right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in any of the Offering Documents or the Company's Information Record, other than a misrepresentation included in reliance upon information furnished to the Company by or on behalf of the Underwriters specifically for use therein or relating solely to the Underwriters.

**14. Advertisements.** The Company acknowledges that the Underwriters shall have the right, subject to clauses 1(a) and (c) of this Agreement, at its own expense, to place such advertisement or advertisements relating to the sale of the Special Warrants contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law. The Company and the Underwriters each agree not to make or publish any advertisement in any

media whatsoever relating to, or otherwise publicise, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of Canadian Securities Laws in any of the Selling Jurisdictions or any other jurisdiction in which the Special Warrants shall be offered or sold being unavailable in respect of the sale of the Special Warrants to prospective purchasers.

**15. Commission.** In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay the Underwriters the Commission in respect of the sale of Special Warrants (including, for clarity, the sale of the Additional Special Warrants) in connection with the Offering. The obligation of the Company to pay the Commission shall arise at the Closing Time and the Commission shall be fully earned by the Underwriters at that time.

**16. Liability of Underwriters.** The obligations of the Underwriters to purchase the Special Warrants in connection with the Offering at the Closing Time shall be several (and not joint or joint and several) and shall be as to the following percentages of the Special Warrants to be purchased at that time:

| Name of Underwriter | Liability |
|---|---|
| Cormark Securities Inc. | 40% |
| CIBC World Markets Inc. | 40% |
| Blackmont Capital Inc. | 20% |

If any of the Underwriters fails to purchase its applicable percentage of the aggregate amount of the Special Warrants at the Closing Time, the other Underwriters shall have the right, but shall not be obligated, to purchase the Special Warrants which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Special Warrants, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriters. Nothing in this paragraph shall oblige the Company to sell to the Underwriters less than all of the aggregate amount of the Special Warrants or shall relieve an Underwriter in default hereunder from liability to the Company.

**17. Action by Underwriters.** All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to (i) termination of purchase obligations; (ii) waiver and extension, and (iii) indemnification, contribution and settlement, may be taken by Cormark Securities Inc. on behalf of itself and the other Underwriters and the execution of this Agreement by the other Underwriters and by the Company shall constitute the Company's authority and obligation for accepting notification of any such steps from, and for delivering the definitive documents constituting the Special Warrants to or to the order of, Cormark Securities Inc. Cormark Securities Inc. shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company. The rights and obligations of the Underwriters under this Agreement shall be several and not joint and several.

**18. Notices.** Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

**(a)** If to the Company, to it at:

First Majestic Silver Corp.
1480-885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Keith Neumeyer, President and Chief Executive Officer
Fax: (604) 601-2010

with a copy to:

McCullough O'Connor Irwin LLP
1100-888 Dunsmuir Street
Vancouver, B.C.
V6C 3K4

Attention: Gillian Case
Fax: (604) 687-7099

**(b)** If to the Underwriters, to:

Cormark Securities Inc.
Royal Bank Plaza
South Tower, Suite 2750
Toronto, Ontario
M5J 2J2

Attention: Darren Wallace
Fax: (416) 943-6496

CIBC World Markets Inc.
BCE Place, 161 Bay Street
P. O. Box 500
Toronto, ON
M5J 1S8

Attention: Richard McCreary
Fax: (416) 594-8848
Blackmont Capital Inc.
BCE Place, 181 Bay Street
P. O. Box 779

Toronto, ON
M5J 2T3

Attention: Chad Williams
Fax: (416) 864-9151

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention: John Vettese
Fax: (416) 350-6930

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

**19. Time of the Essence.** Time shall, in all respects, be of the essence hereof.

**20. Canadian Dollars.** All references herein to dollar amounts are to lawful money of Canada.

**21. Headings.** The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

**22. Singular and Plural, etc.** Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

**23. Entire Agreement.** This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings. This Agreement may be amended or modified in any respect by written instrument only. All schedules attached to this Agreement are deemed to be part hereof and are hereby incorporated by reference.

24. **Severability.** The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

25. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein.

26. **Successors and Assigns.** The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein, in the Special Warrant Indenture, the Warrant Indenture or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

27. **Further Assurances.** Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

28. **Effective Date.** This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

29. **Counterparts and Facsimile.** This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

**[INTENTIONALLY BLANK]**

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this letter where indicated below and delivering the same to the Underwriters.

Yours very truly,

**CORMARK SECURITIES INC.**

Per: *(signed)*
Authorized Signing Officer

**CIBC WORLD MARKETS INC.**

Per: *(signed)*
Authorized Signing Officer

**BLACKMONT CAPITAL INC.**

Per: *(signed)*
Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

**DATED** as of May 10, 2007.

**FIRST MAJESTIC SILVER CORP.**

Per: *(signed)*
Authorized Signing Officer

## SCHEDULE "A"

## UNITED STATES OFFERS AND SALES

*This is Schedule "A" to the underwriting agreement dated as of May 10, 2007 between First Majestic Silver Corp. and Sprott Securities Inc., CIBC World Markets Inc., and Blackmont Capital Inc. (the "Underwriting Agreement").*

As used in this Schedule "A", the following terms have the following meanings:

"Directed Selling Efforts" means directed selling efforts as defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, such term includes, other than matters expressly excluded from such definition, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the offering of the Special Warrants, Unit Shares, Warrants and Warrant Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Special Warrants, Unit Shares, Warrants or Warrant Shares;

"Foreign Issuer" means a "foreign issuer" as defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, such term refers to any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

"Institutional Accredited Investor" means such person or entity that qualifies as an institutional "accredited investor" satisfying one or more of the criteria set forth in Rule 501(a) (1), (2), (3) or (7) of Regulation D;

"Regulation D" means Regulation D under the U.S. Securities Act;

"Regulation S" means Regulation S under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities" means the Special Warrants, Unit Shares, Warrants and Warrant Shares;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Affiliates" means Cormark Securities (U.S.A.) Limited and CIBC World Markets Corp.;

"U.S. Person" means a "U.S. person" as that term is defined in Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and.

"U.S. Subscription Agreement" means the agreement (in form and substance agreed to by the Underwriters and the Company for use in connection with the Offering) for the Special Warrants to be entered into by a Purchaser who is a U.S. Person or in the United States or purchasing for the benefit or account of, a U.S. Person or person in the United States.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which this Schedule "A" is attached.

**A. Representations, Warranties and Covenants of the Company**

The Company represents, warrants and covenants that:

1. The Company is a Foreign Issuer with no Substantial U.S. Market Interest with respect to the Special Warrants, Warrants, Unit Shares or Warrant Shares.

2. During the period in which the Special Warrants are offered for sale and remain outstanding, none of the Company, its subsidiaries or any persons acting on its or their behalf (i) has engaged or will engage in any Directed Selling Efforts, (ii) has engaged or will engage in any form of General Solicitation or General Advertising in the United States with respect to the Special Warrants, Unit Shares, Warrants or Warrant Shares, or (iii) has taken or will take any action that would cause the exemption available under Rule 506 of Regulation D, Section 4(2) of

the U.S. Securities Act or Regulation S to be unavailable for offers and sales of Securities, pursuant to this Agreement.

3. The Company is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under the United States Investment Company Act of 1940, as amended.

4. Except with respect to offers and sales to Institutional Accredited Investors within the United States in reliance upon any exemption from registration under Section 4(2) of the U.S. Securities Act and/or Rule 506 of Regulation D, neither the Company nor any of its affiliates, nor any person acting on its behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Special Warrants or to, or for the benefit or account of, a U.S. Person or person in the United States; or (B) any sale of Special Warrants unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States.

5. Except with respect to the offer and sale of the Special Warrants offered hereby, the Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Special Warrants and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Special Warrants.

6. Neither the Company nor any of its affiliates, nor any person acting on its or their behalf, has paid or will pay any commission or other remuneration, directly or indirectly for soliciting the exercise of the Special Warrants.

7. None of the Company or any of its predecessors or affiliates have been subject to any order, judgement or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

8. Within 15 days after the first sale of Special Warrants in the United States or to, or for the account or benefit of, a U.S. person pursuant to Rule 506 of Regulation D, the Company will prepare and file with the United States Securities and Exchange Commission a notice on Form D and all other notices required to be filed with any regulatory authority in the United States with respect to Special Warrants offered in the United States or to, or for the account or benefit of, a U.S. person.

**B. Representations, Warranties and Covenants of the Underwriters**

The Underwriters represents, warrants and covenants to the Company that, in connection with all sales of the Special Warrants in the United States or to, or for the account or benefit of, a U.S. Person:

1. It acknowledges that the Special Warrants, Unit Shares, Warrants and Warrant Shares have not been and will not be registered under the U.S. Securities Act and the Special Warrants may not be offered or sold by the U.S. Affiliate within the United States or to, or for the account or benefit of, U.S. Persons or person in the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has offered and sold and will offer and sell the Special Warrants only in accordance with Rule 903 of Regulation S or as provided in paragraphs 2 through 12 below. Accordingly, neither the Underwriters, their affiliates, nor any persons acting on their behalf, have made or will make (except as permitted in paragraphs 2 through 12 below) (i) any offer to sell or any solicitation of an offer to buy, any Special Warrants in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States , (ii) any sale of Special Warrants to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriters, affiliate or person acting on behalf of either, reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Securities.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Special Warrants, except with its affiliates, any selling group members or with the prior written consent of the Company. They shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use their best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to the Underwriters as if such provisions applied to such selling group member.

3. All offers and sales of the Special Warrants in the United States will be effected by the U.S. Affiliate, in accordance with all applicable U.S. broker-dealer requirements, and the U.S. Affiliate is duly registered as a broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales are made (unless exempted from the respective state's broker-dealer registration requirements) and is a member in good standing with the National Association of Securities Dealers, Inc.

4. Any offer, sale or solicitation of any offer to buy the Special Warrants has been made or will be made in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States was or will be made only to Institutional Accredited Investors in transactions in accordance with Regulation D that are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

5. No form of General Solicitation or General Advertising will be used in connection with the offer or sale of the Special Warrants, Unit Shares, Warrants or Warrant Shares in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States.

6. The Underwriters shall cause the U.S. Affiliate to agree, for the benefit of the Company, to the same provisions contained in this Schedule "A".

7. Prior to any sales of Special Warrants in the United States, the U.S. Affiliate shall cause each U.S. purchaser thereof to sign and deliver a signed U.S. Subscription Agreement which contains such representations, warranties and acknowledgements as may be necessary to ensure compliance with U.S. securities laws.

8. At the closing time, the Underwriters, together with the U.S. Affiliate, will provide a certificate substantially in the form of Exhibit 1 to Schedule "A" to this Agreement, relating to the manner of the offer and sale of the Special Warrants in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States.

9. The Underwriters, acting through the U.S. Affiliate, may offer the Special Warrants in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States only to offerees with respect to which the Underwriters has a pre-existing relationship and has reasonable grounds to believe and did believe were Institutional Accredited Investors.

10. At least one business day prior to the Closing Time, they will provide the Company with a list of all purchasers of the Special Warrants in the United States or who are U.S. Persons.

11. The Underwriters and U.S. Affiliate will inform, and cause the U.S. Affiliate to inform, all purchasers of the Special Warrants in the United States that the Special Warrants have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D.

12. None of the Underwriters, any of their affiliates, including the U.S. Placement Agents, or any person acting on any of their behalf has taken or will take any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Special Warrants, Unit Shares, Warrants or Warrant Shares.

EXHIBIT 1

**UNDERWRITERS' CERTIFICATE**

In connection with the private placement in the United States of the Special Warrants (the "Special Warrants") of First Majestic Silver Corp. (the "Company") pursuant to the Underwriting Agreement dated May 10, 2007 among the Company and the Underwriters named therein (the "Underwriting Agreement"), the undersigned Underwriter and ______________, its U.S. broker-dealer affiliate (the "U.S. Affiliate") do hereby certify as follows:

(a) the U.S. Affiliate is a duly registered broker or dealer registered under Section 15(b) of the U.S. Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission and in each state in which offers and sales of the Special Warrants were made (unless exempted from the respective state's broker-dealer registration requirements);

(b) the U.S. Affiliate is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(c) all offers and sales of the Special Warrants in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(d) except for the U.S. Subscription Agreement, no written material was used in connection with the offer and sale of the Special Warrants in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States;

(e) immediately prior to our transmitting the U.S. Subscription Agreement to U.S. Private Placees, we had reasonable grounds to believe and did believe that each U.S. Private Placee qualified as an institutional "accredited investor" (satisfying one or more of the requirements set forth in Rule 501(a) (1), (2), (3) or (7) ("Institutional Accredited Investors") of Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), and, on the date hereof, we continue to believe that each U.S. Private Placee purchasing Special Warrants through or from us is an Institutional Accredited Investor;

(f) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Special Warrants in the United States or to, or for the benefit or account of, a U.S. Person or person in the United States;

(g) prior to any sale of the Special Warrants in the United States, we caused each U.S. purchaser to execute a Subscription Agreement which includes a term sheet and

containing such representations, warranties and acknowledgements as may be necessary to ensure compliance with U.S. securities laws;

(h) neither we nor any our affiliates or persons acting on our behalf engaged in any directed selling efforts (as defined in Regulation S) in the United States with respect to the Special Warrants, Unit Shares, Warrants or Warrant Shares; and

(i) the offering of the Special Warrants in the United States has been conducted by us in accordance with the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated as of this _____day of May, 2007.

| **[NAME OF UNDERWRITER]** | **[NAME OF US AFFLIATE]** |
|---|---|
| By: ______________________________ | By: ______________________________ |
| Name: | Name: |
| Title: | Title |

## SCHEDULE "B"
## Details of outstanding Convertible Securities

*This is Schedule "B" to the underwriting agreement dated as of May 10, 2007 between First Majestic Silver Corp. and Sprott Securities Inc., CIBC World Markets Inc., and Blackmont Capital Inc.*

### Stock Options

| Price $ | Options Outstanding | Expiry Dates |
|---|---|---|
| 1.80 | 360,000 | June 21, 2007 |
| 2.10 | 25,000 | October 1, 2007 |
| 1.85 | 150,000 | December 14, 2007 |
| 2.45 | 225,000 | December 16, 2007 |
| 1.79 | 180,000 | January 12, 2008 |
| 3.75 | 25,000 | March 8, 2008 |
| 4.05 | 100,000 | March 20, 2008 |
| 2.10 | 240,000 | November 9, 2008 |
| 2.45 | 650,000 | December 16, 2008 |
| 5.04 | 49,600 | April 25, 2008 |
| 4.55 | 25,000 | July 6, 2008 |
| 3.29 | 50,000 | October 16, 2008 |
| 3.28 | 100,000 | October 17, 2008 |
| 3.28 | 12,500 | June 13, 2009 |
| 4.32 | 945,400 | December 6, 2009 |
| 5.50 | 200,000 | February 1, 2010 |
| 4.30 | 500,000 | June 19, 2011 |
| 4.32 | 245,000 | December 6, 2011 |
| 4.41 | 400,000 | December 22, 2011 |
| 5.00 | 155,000 | February 7, 2012 |
| | 4,637,500 | |

### Share Purchase Warrants

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 196,323 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,464,999 | October 20, 2007 |
| 2.60 | 1,475,000 | December 14, 2007 |
| 4.25 | 2,212,449 | November 27, 2008 |
| 6.81 | 191,291 | March 20, 2009 |
| | 7,960,062 | |

# WARRANT INDENTURE

**Dated as of May 10, 2007**

---

**FIRST MAJESTIC SILVER CORP.**

**AND**

**PACIFIC CORPORATE TRUST COMPANY**

---


MOI
SOLICITORS

McCULLOUGH O'CONNOR IRWIN LLP

4022.002\WARRv4

## TABLE OF CONTENTS

THIS WARRANT INDENTURE is made as of the 10th day of May, 2007

**BETWEEN:**

**FIRST MAJESTIC SILVER CORP.**, a company continued under the laws of the Province of British Columbia, having its registered and records office at 1100-888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 (hereinafter referred to as the "**Corporation**")

**AND:**

**PACIFIC CORPORATE TRUST COMPANY**, a trust company incorporated under the laws of the province of British Columbia and authorized to carry on business in the Province of British Columbia (hereinafter referred to as the "**Warrant Agent**")

**WHEREAS:**

A. The Corporation proposes to issue up to 4,400,000 Warrants in connection with the issue of up to 8,800,000 Special Warrants pursuant to the Offering (as defined herein);

B. Each Warrant shall, subject to adjustment as herein provided, entitle the holder thereof to acquire one Common Share at a price of $6.50 upon the terms and conditions herein set forth;

C. For such purpose, the Corporation is duly authorized to create and issue the Warrants constituted and issued in the manner hereinafter provided;

D. The Corporation has reserved up to 4,400,000 Common Shares for issuance upon the exercise of the Warrants;

E. All acts and deeds necessary have been done and performed to make the Warrants, when countersigned by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture;

F. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent; and

G. The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on the benefit of the persons who become Warrantholders (as defined below).

**NOW THEREFORE THIS INDENTURE WITNESSETH** that the parties hereto agree as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this Indenture, including the recitals and schedules hereto, and in all agreements supplemental hereto:

"**Applicable Legislation**" means at any time the provisions of any statute of Canada or a province thereof and the regulations under all such statutes, relating to warrant indentures or to the rights, duties and obligations of warrant agents and of corporations under warrant indentures, to the extent that such provisions are at such time in force and applicable to this Indenture;

"**Business Day**" means a day which is not Saturday, Sunday, a legal holiday in the City of Vancouver, British Columbia, or any other day when the principal office of the Warrant Agent in Vancouver, British Columbia is not open to the public for the transaction of business;

"**Common Shares**" means fully paid and non-assessable common shares without par value of the Corporation, as presently constituted, provided that, in the event of any adjustment pursuant to Section 4.1, "**Common Shares**" will thereafter mean the securities or property resulting from such adjustment;

"**Corporation's Auditors**" means the chartered accountant or firm of chartered accountants duly appointed as auditors of the Corporation from time to time;

"**Counsel**" means a barrister or solicitor or a firm of barristers and solicitors (who may be counsel to the Corporation) acceptable to the Warrant Agent, acting reasonably;

"**Current Market Price**" means, with respect to the Common Shares at any date, the price per Common Share equal to the Weighted Average Price at which the Common Shares have traded on a stock exchange during a period of 20 consecutive Trading Days ending on the fifth Trading Day preceding such date; for the purpose of this paragraph, "**stock exchange**" means the stock exchange where the greatest volume of trading in Common Shares shall have been registered during the relevant period;

"**Director**" means a director of the Corporation for the time being and, unless otherwise specified herein, reference to "**action by the directors**" means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board, in each case by a duly passed resolution;

"**Dividend Paid in the Ordinary Course**" means dividends paid in any financial year of the Corporation, whether in (i) cash, (ii) shares of the Corporation, or (iii) warrants or similar rights to purchase any shares of the Corporation or property or other assets of the Corporation provided that the value of such dividends does not in such financial year exceed the greater of:

(a) 150% of the aggregate amount of dividends paid by the Corporation on the Common Shares in the 12-month period ending immediately prior to the first day of such financial year; and

(b) 100% of the consolidated net earnings from continuing operations of the Corporation, before any extraordinary items, for the 12-month period ending immediately prior to the first day of such financial year (such consolidated net earnings from continuing operations to be computed in accordance with generally accepted accounting principles in Canada),

and for such purpose the value of any dividends paid in other than cash or shares shall be the fair market value of such dividend as determined by the Directors;

"**Exchange**" means the TSX Venture Exchange, or such other exchange or quotation system on which the Common Shares and the Warrants are then listed or quoted;

"**Exercise Date**" means, with respect to a Warrant, the date on which the Warrant Certificate evidencing such Warrant (with a duly completed and executed Exercise Form) is surrendered for exercise in accordance with Section 3.1;

"**Exercise Form**" has the meaning given in Section 3.1.1;

"**Exercise Price**" means the sum of $6.50 per Warrant exercised, subject to adjustment as provided herein;

"**Expiry Date**" means November 10, 2008;

"**extraordinary resolution**" has the meaning set forth in Section 7.11;

"**Institutional Accredited Investor**" means those "accredited investors" (as defined in Rule 501(a) of Regulation D) that satisfy one or more of the criteria set forth in Rule 501(a) (1), (2), (3) or (7) of Regulation D;

"**majority**" means more than 50%;

"**Offering**" means the offering of up to 8,800,000 Special Warrants at a price of $5.00 per Special Warrant;

"**Privacy Laws**" has the meaning given in Section 10.9;

"**Regulation D**" means Regulation D of the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S of the SEC under the U.S. Securities Act;

"**Rights Offering**" has the meaning given in Section 4.1.4;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Laws**" means, as applicable, the securities laws, regulations, rules, rulings and orders in the United States and each of the states of the United States and the Designated Provinces, the applicable policy statements issued by the securities regulators in the United States and each of the states of the United States and Selling Jurisdictions, and the rules of the Exchange;

"**Shareholder**" means a holder of record of one or more Common Shares;

"**Selling Jurisdictions**" means each of the provinces of Canada other than Quebec;

"**Special Distribution**" has the meaning given in Section 4.1.3;

"**Special Warrants**" means the special warrants of the Corporation each entitling the holder upon exercise to acquire, for no additional consideration, one Unit;

"**Subsidiary**" means any corporation of which a majority of the outstanding Voting Shares are owned, directly or indirectly, by or for the benefit of the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the directors of such corporation and includes any corporation in like relation to a Subsidiary;

"**successor corporation**" has the meaning given in Section 8.2;

"**This Warrant Indenture**", "**this Indenture**", "**herein**", "**hereby**", "**hereof**", "**hereunder**" and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions "**Article**", "**Section**" and "**Section**" followed by a number, letter or both mean and refer to the specified article, section or Section of this Indenture;

"**Time of Expiry**" means 4:30 p.m. (Vancouver time) on the Expiry Date;

"**Trading Day**" means a day on which the Exchange is open for the transaction of business;

"**Unit**" means a unit of the Corporation consisting of one Common Share and one-half of a Warrant;

"**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"**U.S. Person**" means "U.S. person" as that term is defined in Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

"**Voting Shares**" means, with respect to a corporation, shares of the capital stock of any class of such corporation carrying voting rights under all circumstances; provided that, for greater certainty, shares which only carry the right to vote conditionally on the happening of an event shall not be considered "**Voting Shares**" if such event shall not have occurred, nor shall any shares be deemed to cease to be "**Voting Shares**" solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event;

"**Warrant**" means each common share purchase warrant to be issued hereunder entitling the holder thereof to purchase one Common Share (subject to adjustment as herein provided) at the Exercise Price at any time prior to the Time of Expiry;

"**Warrant Agent's Office**" means the principal office of the Warrant Agent in Vancouver, British Columbia or such other place(s) as may be designated in accordance with Section 3.8;

"**Warrant Certificate**" means a certificate substantially in the form attached as Schedule "A" hereto or such other form as may be approved under Section 2.2, countersigned by the Warrant Agent and issued under this Indenture to evidence one or more Warrants;

"**Warrantholder**", or "**holder**" without reference to Common Shares, means the person who is the registered owner of one or more Warrants;

"**Warrantholders' Request**" means an instrument signed in one or more counterparts by Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Common Shares that could be acquired pursuant to all of the then outstanding Warrants under this Indenture, requesting the Warrant Agent to take some action or proceeding specified therein;

"**Weighted Average Price**" means with respect to the Common Shares, for any period, the amount obtained by dividing the aggregate sale price of all Common Shares sold on the relevant exchange or market during the period in question by the total number of Common Shares so sold; and

"**written order of the Corporation**", "**written request of the Corporation**", "**written consent of the Corporation**", "**certificate of the Corporation**" or other document required to be signed by the Corporation mean, respectively, a written order, request, consent, certificate or other document signed in the name of the Corporation by its President, Chief Executive Officer, Chief Financial Officer, Corporate Secretary or a Vice-President, and may consist of one or more instruments so executed.

### 1.2 Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

### 1.3 Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles, Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

### 1.4 Day not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

### 1.5 Time of the Essence

Time shall be of the essence of this Indenture and the Warrants.

### 1.6 Currency

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

### 1.7 Applicable Law

This Indenture, the Warrants and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and shall be treated in all respects as British Columbia contracts.

### 1.8 Language

The parties hereto have declared that they have required that these presents and all other documents and certificates related hereto be in only the English language. Il est de la volonté expresse du souscripteur que la convention de souscription ainsi que tout documents connexes soient rédigés dans la langue anglaise.

### 1.9 Meaning of Outstanding

Every Warrant represented by a Warrant Certificate countersigned and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to Section 2.7 to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding, and a Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged part of such Warrants.

## ARTICLE 2
## ISSUE OF WARRANTS

### 2.1 Issue and Terms of Warrants

2.1.1 Up to 4,400,000 Warrants are hereby created and authorized to be issued hereunder, upon and subject to the terms and conditions of this Indenture. Subject to compliance with the terms and conditions of this Indenture, the Warrant Certificates representing such Warrants shall be countersigned by the Warrant Agent upon receipt by the Warrant Agent of a written request of the Corporation to such effect.

2.1.2 Subject to the provisions of Article 4, each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire upon due exercise and upon the due execution of the Exercise Form endorsed on the reverse side of or attached to the Warrant Certificate or other instrument of exercise in such form as the Warrant Agent and/or the Corporation may from time to time prescribe and upon payment of the Exercise Price, one Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of

Sections 4.1 and 4.3, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

2.1.3 Fractional Warrants shall not be issued or otherwise provided for. If any fraction of a Warrant would otherwise be issuable, the number of Warrants so issued shall be rounded down to the nearest whole Warrant without compensation therefor.

2.1.4 Warrants shall not be issued to, or for the account or benefit of, U.S. Persons or persons within the United States, except as instructed by the Corporation in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

2.1.5 The Warrants and the Common Shares issuable upon the exercise of the Warrants have not been and will not be registered under the U.S. Securities Act.

## 2.2 Form of Warrants

2.2.1 The Warrant Certificates for the Warrants shall be issuable in registered form only and substantially in the form attached as Schedule "A" hereto, subject to the provisions of this Indenture, with such additions, variations and changes as may be required in order to comply with the requirements applicable to forms of certificates representing securities issued on the Exchange, and such other additions, variations or changes as may be permitted by the terms of this Indenture and which may from time to time be agreed upon by the Warrant Agent and the Corporation. All Warrant Certificates shall be dated the date of issue and shall have such legends, distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 2, all Warrants shall, save as to denominations, be identical in effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Corporation may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to Article 4 in the number and/or class of securities or type of securities which may be acquired pursuant to the Warrants.

2.2.2 Each Warrant Certificate initially issued to or for the account or benefit of a U.S. Person or a person within the United States or who was offered Warrants in the United States and each Warrant Certificate issued in exchange therefor or in substitution thereof and all certificates representing Common Shares issuable upon exercise of such Warrants and all certificates issued in exchange therefor or in substitution thereof shall bear the following legends, until such time as the legends are no longer required under applicable requirements of the U.S. Securities Act or the applicable state securities laws:

> **"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES**

**SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF FIRST MAJESTIC SILVER CORP. THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A OF THE U.S. SECURITIES ACT, IF APPLICABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) RULE 144 OF THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C) AND (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."**

*provided, that* if any Warrant, or Common Shares acquirable upon the exercise of the Warrants, are being sold outside the United States in compliance with Rule 904 of Regulation S and in compliance with Canadian local laws and regulations, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend above may be removed by providing a declaration to the Warrant Agent in the form attached as Schedule "B" hereto or such other evidence of the availability of an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws as the Corporation may prescribe from time to time and, if required by the Warrant Agent, subject to applicable law, the Corporation will use its reasonable best efforts to obtain an opinion or memorandum of U.S. counsel (as required by the Warrant Agent), addressed to the Warrant Agent to the effect that the legend may be removed to permit resales of such securities by investors in the United States through the facilities of the Exchange in reliance upon Rule 904 of Regulation S; and provided, further, that, if any such securities are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Warrant Agent of an opinion of counsel, of recognized standing reasonably

satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

2.2.3 The Warrant Agent further understands and acknowledges that the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws is available. The Warrant Agent further understands and acknowledges that upon original issuance, each Warrant Certificate issued to or for the account or benefit of a U.S. Person or a person within the United States or who was offered Warrants in the United States and each Warrant Certificate issued in exchange therefor or in substitution thereof shall bear the following legend:

> **"THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE, AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE *SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.* "UNITED STATES" AND "U.S. PERSON" ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT"**

### 2.3 Warrantholder not a Shareholder

Nothing in this Indenture or in a Warrant or Warrant Certificate or in the holding of a Warrant or Warrant Certificate or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder or as any other shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions, and shall only have the rights or interests as expressly provided herein and in the Warrant Certificates.

### 2.4 Warrants to Rank Pari Passu

All Warrants shall rank *pari passu*, whatever may be the actual date of issue of such Warrants or of the Warrant Certificates by which they are evidenced.

**2.5 Signing of Warrant Certificates**

The Warrant Certificates shall be signed by any one director or officer of the Corporation. The signature of any such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signature shall be binding upon the Corporation as if manually signed by such director or officer. Notwithstanding that any person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of issue of such Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.6, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture.

**2.6 Countersigning by the Warrant Agent**

2.6.1 No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefit hereof or thereof until it has been countersigned by manual signature by or on behalf of the Warrant Agent and such countersigning by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so countersigned has been duly issued hereunder and that the holder is entitled to the benefits hereof.

2.6.2 The countersignature of the Warrant Agent on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture, the Warrants or the Warrant Certificates (except the due countersigning thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or the Warrant Certificates or any of them or of the consideration therefore except as otherwise specified herein.

**2.7 Issue in Substitution for Warrant Certificates Lost etc.**

2.7.1 If any Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation shall, subject to applicable law and Section 2.7.2, issue, and thereupon the Warrant Agent shall countersign and deliver, a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and the Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank *pari passu* with all other Warrants issued or to be issued hereunder.

2.7.2 The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.7 shall bear the cost of the issue thereof and in case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in case of loss, destruction or theft shall, as a

condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, in their sole discretion, and such applicant may also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

**2.8 Exchange of Warrant Certificates**

2.8.1 Any one or more Warrant Certificates evidencing any number of Warrants may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more other Warrant Certificates evidencing the same aggregate number of Warrants as evidenced by the Warrant Certificate or Warrant Certificates so exchanged. The Corporation shall sign and the Warrant Agent shall countersign, in accordance with Sections 2.5 and 2.6, all Warrant Certificates necessary to carry out the exchanges contemplated hereby.

2.8.2 Warrant Certificates may be exchanged only at the Warrant Agent's Office or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

**2.9 Transfer of Warrants**

2.9.1 A Warrantholder may transfer his Warrants in the manner and subject to the terms set out in this Indenture. Each Warrantholder, by its acceptance of the Warrants, will be deemed to have acknowledged and agreed to the restrictions on the transfer of Warrants set out herein.

2.9.2 Subject to Section 2.9.3 and 2.9.7, title to the Warrants shall be transferable by delivery of the Warrant Certificates, and the duly completed and executed Transfer Form, together with all necessary endorsements or proper instruments of transfer; provided that registration of the transfer on the register of transfers referred to in Section 2.12 by the Warrant Agent shall be necessary for the transferee to become a registered holder of the Warrant Certificate and to enjoy the rights and benefits of registration set out in this Indenture.

2.9.3 Warrants may only be transferred on the register of holders kept pursuant to Section 2.12 at the Warrant Agent's Office upon surrendering to the Warrant Agent for cancellation the Warrant Certificate evidencing such Warrants duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and upon compliance with:

2.9.3.1 the conditions herein;

2.9.3.2 such reasonable requirements as the Warrant Agent may prescribe, including, without limitation, the payment of all stamp taxes or governmental or other charges arising by reason of such transfer; and

2.9.3.3 all applicable Securities Laws and requirements of regulatory authorities including without limitation, any undertaking to the Exchange.

Upon satisfaction of all such requirements, the Warrant Agent shall, subject to Section 2.9.4, record such transfer in such register and issue to the transferee a Warrant Certificate evidencing the Warrants transferred.

2.9.4 Notwithstanding any provision to the contrary contained in this Indenture, the Corporation will, on the advice of Counsel, acting reasonably, be entitled, and may instruct the Warrant Agent, and the Warrant Agent will, at the instruction of the Corporation, acting reasonably, or otherwise on the advice of Counsel, be entitled to refuse to recognize any transfer, or enter the name of any transferee of any Warrant on the register if such transfer would constitute a violation of the Securities Laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction.

2.9.5 The holder of Warrants evidenced by a Warrant Certificate may transfer a number of Warrants less than the total number of Warrants evidenced by such Warrant Certificate. In the event of a transfer by a holder of a number of Warrants of less than the total number evidenced by a surrendered Warrant Certificate, the holder shall be entitled to receive a new Warrant Certificate evidencing the balance of the Warrants which are not being transferred.

2.9.6 If a Warrant Certificate is tendered for transfer and bears the legends set forth in Section 2.2.2 hereof, the Warrant Agent shall not register such transfer unless (a) the transfer is being made (i) to the Corporation, (ii) outside the United States in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) in compliance with an exemption from registration under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available, or (iv) in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and (b) (i) with respect to transfers under subparagraphs (a)(ii) the holder thereof provides a declaration to the Warrant Agent in the form attached as Schedule "B" hereto or such other evidence of the availability of an exemption from the registration requirements of the U.S. Securities Act as the Corporation may prescribe from time to time and, if required by the Warrant Agent, subject to applicable law, the Corporation will use its reasonable best efforts to obtain an opinion or memorandum of U.S. counsel (as required by the Warrant Agent), addressed to the Warrant Agent to the effect that the legend may be removed to permit re-sales of such securities by investors in the United States through the facilities of the Exchange in reliance upon Rule 904 of Regulation S, and (ii) with respect to transfers under subparagraphs (a) (iii) and (iv) hereof, only if the holder

thereof has furnished to the Corporation and the Warrant Agent an opinion of counsel in form and substance satisfactory to the Corporation and the Warrant Agent, or such other documentation as may be satisfactory to the Corporation and the Warrant Agent, to such effect.

**2.10 Charges for Exchange or Transfer**

The Warrant Agent may charge reasonable fees to the Corporation in respect of the transfer or the exchange of any Warrant Certificate or the issue of a new Warrant Certificate pursuant hereto provided that the reimbursement of the Warrant Agent or the Corporation for any and all transfer, stamp or similar taxes or other governmental charges required to be paid shall be made by the holder requesting such transfer or exchange as a condition precedent to such transfer or exchange.

**2.11 Cancellation of Surrendered Warrants**

All Warrant Certificates surrendered to the Warrant Agent pursuant to Sections 2.7, 2.8, 2.9, 3.1, 3.2, or 5.1 shall be cancelled by the Warrant Agent and, after the expiry of any period of retention prescribed by law, destroyed by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a destruction report identifying the Warrant Certificates so destroyed, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants and the details of any Warrant Certificates issued in substitution or exchange for such Warrant Certificates destroyed.

**2.12 Registers for Warrants**

The Warrants to be issued hereunder shall be in registered form. The Corporation shall cause to be kept by the Warrant Agent at the Warrant Agent's Office a register of holders in which shall be entered the names and addresses of the holders of the Warrants and of the number of Warrants held by each of them and a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

**2.13 Registers Open for Inspection**

The registers referred to in Section 2.12 shall be open at all reasonable times for inspection by the Corporation, the Warrant Agent or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so by the Corporation, furnish the Corporation with a list of the names and addresses of the holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Common Shares which might then be acquired upon the exercise of the Warrants held by each such holder.

**2.14 Ownership of Warrants**

The Corporation and the Warrant Agent shall treat the registered holder of any Warrant Certificate as the absolute owner of the Warrant represented thereby for all purposes and the Corporation and the Warrant Agent shall not be charged with any notice or knowledge to the contrary, except where the Corporation or the Warrant Agent is required to take notice by applicable law or by order of a court of competent jurisdiction.

**2.15 Transferee Entitled to Registration**

The transferee of a Warrant shall, after the transfer form attached to the Warrant Certificate or any other form of transfer acceptable to the Warrant Agent is duly completed and the Warrant Certificate is lodged with the Warrant Agent and upon compliance with all other conditions in that regard required by this Indenture or by law, be entitled to have his name entered on the register of holders as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

## ARTICLE 3
## EXERCISE OF WARRANTS

**3.1 Method of Exercise of Warrants**

3.1.1 Subject always to the provisions of this Article 3, Article 4 and compliance by both the Corporation and the holder with applicable law, the registered holder of Warrants may exercise the right thereby conferred on such holder to purchase Common Shares by surrendering to the Warrant Agent at the Warrant Agent's Office as hereinafter provided, at any time prior to the Time of Expiry, the Warrant Certificate evidencing such Warrants, together with a duly completed and executed exercise form (the "**Exercise Form**") of the registered holder, or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in a form and manner satisfactory to the Warrant Agent, substantially in the form set out as part of Schedule "A" attached hereto, specifying the number of Common Shares subscribed for together with (i) a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Common Shares being purchased, and (ii) any opinion of counsel required by the Exercise Form.

A Warrant Certificate, together with the duly completed and executed Exercise Form and payment of the Exercise Price of the Common Shares being purchased thereunder, shall be deemed to be surrendered only upon personal delivery thereof to, or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent at, in each case, the Warrant Agent's Office.

3.1.2 Each Exercise Form referred to in Section 3.1.1 shall be signed by the Warrantholder or the Warrantholder's executors or administrators or other legal representatives or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Warrant Agent and the Corporation, and shall specify:

3.1.2.1 the number of Common Shares which the holder wishes to acquire (being not more than those which the holder is entitled to acquire pursuant to the Warrant Certificate(s) surrendered);

3.1.2.2 the person or persons in whose name or names such Common Shares are to be registered;

3.1.2.3 the address or addresses of such persons; and

3.1.2.4 the number of Common Shares to be registered in the name of each such person if more than one is so specified.

3.1.3 If any of the Common Shares subscribed for are to be issued to a person(s) other than the Warrantholder, the signatures set out in the Exercise Form referred to in Section 3.1.1 shall be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program and the Warrantholder shall pay to the Corporation or the Warrant Agent on behalf of the Corporation all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Warrantholder shall have paid to the Corporation or the Warrant Agent on behalf of the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due.

### 3.2 Partial Exercise of Warrants

The holder of Warrants evidenced by a duly surrendered Warrant Certificate may exercise a number of Warrants less than the total number which the holder is entitled to exercise pursuant to such Warrant Certificate. In the event of an exercise by such holder of a number of Warrants less than the total number which the holder is entitled to exercise, the holder shall be entitled to receive, without charge therefor, a new Warrant Certificate evidencing the balance of the Warrants which are not being exercised.

### 3.3 Effect of Exercise of Warrants

Upon the exercise of Warrants in accordance with Section 3.1, and subject to Section 3.5:

3.3.1 the Common Shares purchased pursuant to the Warrants so exercised shall be deemed to have been issued and sold and the person or persons in whose name or names such Common Shares are to be registered shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date for such Warrants, unless the transfer registers of the Corporation shall be closed on such date, in which case such Common Shares shall be deemed to have been issued and sold, and such person or persons deemed to have become the holder or holders of record of such Common Shares, on the date on which such transfer registers are reopened, but such Common Shares shall nonetheless be sold at the Exercise Price in effect on the Exercise Date; and

3.3.2 the Warrants so exercised will be void and of no value or effect and the Warrantholder shall have no further right under this Indenture or the Warrant

Certificate (other than the right to receive Common Shares in respect of the Warrants duly exercised in accordance with the terms herein).

**3.4 Delivery of Share Certificates**

Subject to Section 3.1.3 and Section 3.9, within three Business Days after the Exercise Date with respect to Warrants evidenced by a Warrant Certificate duly exercised in accordance with Section 3.1, the Corporation shall cause to be mailed to the person or persons in whose name or names Common Shares have been registered in respect of such Warrants, as specified in the Exercise Form for such Warrant Certificate, at the address specified in such Exercise Form or, if so specified in such Exercise Form, cause to be held for pick-up by such person or persons at the Warrant Agent's Office, a share certificate or certificates for such Common Shares and, if applicable, a Warrant Certificate representing any Warrants not then exercised.

**3.5 No Fractions of Common Shares**

Notwithstanding anything herein contained, including any adjustment provided for in Article 4, the Corporation shall not be required, upon the exercise of any Warrants, to issue fractions of Common Shares, or to distribute certificates which evidence fractional Common Shares and the Corporation shall not be liable to make any payment of cash or other consideration in lieu of any interest in or claim to any fraction of a Common Share and the number of Common Shares so issued shall be rounded down to the nearest whole number without compensation therefor provided that a Warrantholder holding more than one Warrant Certificate may combine fractional Common Shares.

**3.6 Expiration of Warrants**

Immediately after the Time of Expiry, all rights under any Warrant evidenced by a Warrant Certificate in respect of which the right of purchase herein and therein provided for shall not have been exercised shall cease and terminate and such Warrant and Warrant Certificate shall be void and of no further force or effect.

**3.7 Accounting and Recording**

3.7.1 The Warrant Agent shall promptly account to the Corporation with respect to all Warrants exercised, in whole or in part, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose) all monies received by the Warrant Agent on the purchase of Common Shares through the exercise of Warrants. All such monies and any securities or other instruments from time to time received by the Warrant Agent shall be received for, and shall be segregated and kept apart by the Warrant Agent from the assets of the Warrant Agent for, the Corporation.

3.7.2 The Warrant Agent shall record the particulars of all Warrants exercised, which shall include the names and addresses of the persons who become holders of Common Shares on such exercise, the Exercise Date, the Exercise Price and the

number of Common Shares delivered from the Common Shares reserved for that purpose by the Corporation. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days after each Exercise Date.

### 3.8 Warrant Agent's Office

In connection with the exchange and transfer of Warrant Certificates, the exercise of Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation hereby appoints the Warrant Agent as the registrar and transfer agent of the Warrants and the office of the Warrant Agent in Vancouver, British Columbia as the Warrant Agent's Office at which Warrant Certificates may be surrendered for exchange or transfer or at which Warrants may be exercised. The Warrant Agent, with the approval of the Corporation, may from time to time designate alternate or additional places as the Warrant Agent's Office and shall give notice to the Corporation of any change of the Warrant Agent's Office.

### 3.9 Securities Restrictions

Notwithstanding anything herein contained, Common Shares will only be issued and sold pursuant to the exercise of any Warrant in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing:

3.9.1 save as anywhere hereinafter specifically detailed, the Corporation shall have no obligation to issue, sell or deliver Common Shares upon the exercise of any Warrant to a person who is a resident of a country or political subdivision thereof in which the Corporation is not qualified under securities or other applicable legislation to distribute the Common Shares;

3.9.2 in the event that the Warrants are exercised pursuant to Section 3.1, the certificates evidencing the Common Shares thereby issued will bear such legend as may, in the opinion of Counsel to the Corporation, acting reasonably, be necessary in order to avoid a violation of applicable securities laws or to comply with the requirements of the Exchange, provided that if, at any time, in the opinion of Counsel to the Corporation, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder's expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of Counsel satisfactory to the Corporation) and the Warrant Agent to the effect that such holder is entitled to sell or otherwise transfer such Common Shares in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend;

3.9.3 The Warrant Agent shall not register any exercise or deemed exercise of Warrants if the Corporation has provided written instructions to the Warrant Agent prior to such exercise or deemed exercise to the effect that the Corporation believes such exercise or deemed exercise would not comply with the U.S. Securities Act or applicable state securities laws; and

3.9.4 Any holder which exercises Warrants shall provide to the Warrant Agent either:

(i) a written certification that the holder (A) at the time of exercise of the Warrants is not in the United States; (B) is not a U.S. Person and is not exercising the Warrants for the account or benefit of a U.S. Person or person in the United States; (C) was not offered and did not acquire the Warrants in the United States; (D) did not exercise or deliver the exercise form for the Warrants in the United States; and (E) has in all other respects complied with the terms and conditions of Regulation S;

(ii) a written certification that the holder (A) purchased the Warrants directly from the Corporation through the exercise or deemed exercise of Special Warrants purchased pursuant to a written subscription agreement for the purchase of the Special Warrants for its own account or the account of another Institutional Accredited Investor for which it exercises sole investment discretion; (B) is exercising the Warrants solely for its own account or for the account of such other Institutional Accredited Investor and not on behalf of or for the benefit of any other person; (C) was (and such other person, if any, for whose account the Special Warrants were purchased and the Warrants are being exercised was) an Institutional Accredited Investor, on the date the Special Warrants were purchased, on the date the Special Warrants were exercised and the Warrants were acquired from the Corporation and on the date of exercise of the Warrants; and (D) except for the fact that the Warrants are being exercised by the undersigned in the United States, the representations and warranties made or deemed to be made to the Corporation in connection with the acquisition of the Warrants remain true and correct on the date of the exercise of the Warrants; or

(iii) a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws is available for the issuance of the Common Shares issuable on exercise of the Warrants.

No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements of section 3.9.4 (ii) or (iii) above. The Corporation or the Warrant Agent may require any person to provide proof of residence satisfactory to the Corporation and the Warrant Agent before the Common Shares are issued or delivered pursuant to the exercise of any Warrant.

# ARTICLE 4
# ADJUSTMENT OF PURCHASE RIGHTS

## 4.1 Adjustment of Number of Common Shares Purchasable Upon Exercise

The acquisition rights in effect at any date attaching to the Warrants shall be subject to adjustment from time to time as follows:

4.1.1 if and whenever at any time from the date hereof and prior to the Time of Expiry, the Corporation shall:

(i) issue Common Shares or other securities exchangeable or convertible into Common Shares (other than a Dividend Paid in the Ordinary Course or a Rights Offering as defined under Section 4.1.4) to all or substantially all of the holders of the Common Shares, by way of a stock dividend or distribution;

(ii) subdivide, redivide or change its outstanding Common Shares into a greater number of shares; or

(iii) reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares;

the number of Common Shares issuable on exercise of each Warrant then outstanding shall be adjusted immediately after the record date at which the holders of Common Shares are determined for the purpose of such distribution, dividend, subdivision, redivision, change, reduction, combination or consolidation by multiplying the number of Common Shares theretofore obtainable on the exercise thereof immediately prior to the record date by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after such record date and the denominator shall be the total number of Common Shares outstanding immediately prior to such record date, and the Exercise Price will be contemporaneously adjusted accordingly, so that the total price to be paid for the aggregate number of Common Shares obtainable on exercise in full of the Warrant following such effective date remains unchanged;

4.1.2 if and whenever at any time from the date hereof and prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 4.1.1 or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (other than to one or more of the Corporation's wholly owned Subsidiaries or to one or more entities that will be a wholly owned Subsidiary after the completion of such transaction), any Warrantholder who has not exercised its Warrants prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale or conveyance, upon the exercise of such right thereafter, shall be

entitled to receive and shall accept, in lieu of the number of Common Shares such Warrantholder would otherwise be entitled to acquire, the number of shares or other securities or other property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares to be acquired by it if all Warrants then held by such Warrantholder had been exercised immediately prior to such record date or effective date. If determined appropriate by the Warrant Agent to give effect to or to evidence the provisions of this Section 4.1.2, the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be,. shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, merger, sale or conveyance, enter into an indenture which shall provide, to the fullest extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or other property to which a Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this Section 4.1.2 shall be a supplemental indenture entered into pursuant to the provisions of Article 8 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1.2 and which shall apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances. In the event that any adjustment to the number of Common Shares issuable on exercise of the Warrants as provided for in this Section 4.1.2 shall occur, the Directors shall consider whether a corresponding adjustment to the Exercise Price is necessary, and any such adjustment to the Exercise Price shall be subject to the prior written consent of the Exchange, if necessary;

4.1.3 if and whenever at any time from the date hereof and prior to the Time of Expiry the Corporation fixes a record date for the issue of securities of a class other than Common Shares, including rights, options or warrants (other than the Warrants) to purchase Common Shares or securities exchangeable for or convertible into shares of the Corporation or property or assets of the Corporation (including evidences of indebtedness) to all or substantially all the holders of its outstanding Common Shares (other than as a Dividend Paid in the Ordinary Course (including a stock dividend or distribution referred to in Section 4.1.1) or a Rights Offering as defined under Section 4.1.4) (hereinafter referred to as a "**Special Distribution**"), then any Warrantholder who has not exercised its Warrants prior

to the record date of the Special Distribution, upon the exercise of such Warrants thereafter, shall be entitled to receive (upon compliance with the same terms and conditions as imposed upon all other recipient Shareholders), in addition to the number of Common Shares such Warrantholder is entitled to acquire upon exercise of the Warrants held thereby, the number of rights, options, warrants or other securities (as issued in connection with the Special Distribution), as the case may be, that such Warrantholder would have been entitled to receive in connection with the Special Distribution, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares to be acquired by it if all Warrants then held by such Warrantholder had been exercised immediately prior to such record date of the Special Distribution;

4.1.4 if and whenever at any time from the date hereof and prior to the Time of Expiry, the Corporation fixes a record date for the distribution to all or substantially all of the holders of Common Shares of rights, options or warrants entitling them for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "**Rights Offering**"), then the number of Common Shares issuable on exercise of each Warrant shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the number of Common Shares theretofore obtainable on the exercise thereof immediately prior to such record date by a fraction:

(i) the numerator of which shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable); and

(ii) the denominator of which shall be:

(A) the total number of Common Shares outstanding on such record date; plus

(B) the quotient obtained by dividing:

(1) the amount equal to the aggregate consideration payable on the exercise of all of the rights, warrants and options under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, warrants or options (assuming the exercise of all rights, warrants and options under the Rights Offering and

assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, warrants and options);

by

(2) the Current Market Price of the Common Shares as of the record date for the Rights Offering.

Any Common Shares owned by or held for the account of the Corporation or any of its Subsidiaries or a partnership in which the Corporation is directly or indirectly a party will be deemed not to be outstanding for the purpose of any such computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the number of Common Shares issuable on exercise of each Warrant shall be readjusted effective immediately after the date of expiry to the number which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or converted into Common Shares, then the number of Common Shares issuable on exercise of each Warrant shall be readjusted effective immediately after the date of expiry to the number which would have been in effect on the date of expiry if only the exchangeable or convertible securities issued had been those securities actually exchanged for or converted into Common Shares. Upon any adjustment in the number of Common Shares issuable on exercise of each Warrant under this Section 4.1.4, the Exercise Price will be contemporaneously adjusted accordingly, so that the total price to be paid for the aggregate number of Common Shares obtainable on exercise in full of the Warrant following such effective date remained unchanged; and

4.1.5 after any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Indenture shall be interpreted to mean securities of any type or types of securities or other property which, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, the Warrantholder is entitled to receive upon the exercise of its Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section, upon the full exercise of a Warrant.

**4.2 Postponement of Subscription**

In any case where the application of Section 4.1 results in an increase in the number of Common Shares which are issuable upon the exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of the event, the Corporation may postpone the issuance to

the holder of the Warrant of the Common Shares to which he is entitled by reason of such adjustment but such Common Shares shall be so issued and delivered to that holder upon completion of that event, with the number of such Common Shares calculated on the basis of the number of Common Shares on the date that the Warrant was exercised adjusted for completion of that event and the Corporation shall deliver to the person or persons in whose name or names the Common Shares are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Common Shares and the right to receive any dividends or other distributions which, but for the provisions of this Section 4.2, such person or persons would have been entitled to receive in respect of such Common Shares from and after the date that the Warrant was exercised in respect thereof.

**4.3 Rules Regarding Calculation of Adjustment of Number of Common Shares Purchasable Upon Exercise**

4.3.1 The adjustments provided for in Section 4.1 in the number of Common Shares and types of securities or other property which are to be received on the exercise of Warrants are cumulative and such adjustments shall be made successively whenever an event referred to therein shall occur.

4.3.2 Notwithstanding anything in this Article 4, no adjustment shall be made:

4.3.2.1 in the acquisition rights attached to the Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this Indenture or pursuant to any stock option, stock purchase plan or stock compensation plan in force from time to time for the Directors, officers, employees or consultants of the Corporation or of its affiliates, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture;

4.3.2.2 in the Exercise Price unless such adjustment would result in a change of at least 1% of the prevailing Exercise Price; and

4.3.2.3 in the number of Common Shares which may be subscribed for on the exercise of a Warrant unless it would result in a change of at least one-hundredth of a Common Share (provided, however, that any adjustments which except for the provisions of this Section 4.3.2.3 would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment).

4.3.3 If a dispute shall at any time arise with respect to adjustments provided for in Section 4.1, such adjustments shall be determined by the Corporation's Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors and any such determination shall be final and conclusive and binding upon the Corporation, the Warrant Agent, the Warrantholders and the Shareholders of the Corporation, subject to Exchange approval, if neccessary.

4.3.4 If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such Shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the number of Common Shares purchasable upon exercise of any Warrant shall be required by reason of the setting of such record date.

4.3.5 In the absence of a resolution of the Directors fixing a record date for an event described in Section 4.1, the Corporation shall be deemed to have fixed as the record date therefor the date on which such event is effected.

4.3.6 As a condition precedent to the taking of any action which would require any adjustment in any of the purchase rights pursuant to any of the Warrants, including the number or class of shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may in the opinion of Counsel, be necessary in order that the Corporation shall have unissued and reserved in its authorized share capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the total exercise thereof in accordance with the provisions thereof.

4.3.7 If the Corporation, after the date hereof, shall take any action affecting any Common Shares, other than action otherwise described in this Article 4, which, in the opinion of the Directors, acting reasonably and in good faith, would materially affect the rights of Warrantholders, the number of Common Shares purchasable upon exercise of a Warrant shall be adjusted in such manner, if any, and at such time, as the Directors, in their sole discretion, acting reasonably and in good faith, may determine to be equitable in the circumstances, subject to Exchange approval. The failure of the Directors to take any action to provide for such an adjustment prior to the effective date of any action by the Corporation affecting such Common Shares shall be conclusive evidence that the Directors have determined that it is equitable to make no adjustment in the circumstances.

**4.4 Notice of Adjustment of Number of Common Shares Purchasable Upon Exercise**

4.4.1 At least 14 calendar days prior to the effective date or record date, as the case may be, of any event which requires or might require an adjustment in any of the purchase rights pursuant to any of the then outstanding Warrants, including the number of Common Shares which are purchasable upon the exercise thereof, the Corporation shall from the date hereof and prior to the Time of Expiry:

4.4.1.1 file with the Warrant Agent a certificate of the Corporation specifying the particulars of such event (including the record date or effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

4.4.1.2 give notice to the Warrantholders of the particulars of such event (including the record date or effective date for such event) and, if determinable, the required adjustment.

4.4.2 In case any adjustment for which a notice in Section 4.4.1 has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable:

4.4.2.1 file with the Warrant Agent a computation of such adjustment; and

4.4.2.2 give notice to the Warrantholders of the adjustment.

**4.5 Entitlement to Shares on Exercise of Warrant**

All shares of any class or other securities which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares which such Warrantholder is entitled to acquire pursuant to such Warrant.

**4.6 No Action after Notice**

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notice required by Section 4.4.

**4.7 Protection of Warrant Agent**

Except as provided in Section 9.2.2, the Warrant Agent:

4.7.1 shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same and shall not be liable for acting or relying on any adjustment calculations of the Corporation;

4.7.2 shall not be accountable with respect to the validity, value, kind or amount of any Common Shares, or of any shares or other securities or property, which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

4.7.3 shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights; and

4.7.4 shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the Directors or the officers, employees, agents or servants of the Corporation.

## ARTICLE 5
## RIGHTS OF THE CORPORATION AND COVENANTS

### 5.1 Optional Purchases by the Corporation

Subject to applicable law, the Corporation may from time to time purchase on the Exchange, in the open market, by private contract, or otherwise, any of the Warrants on such terms and for such price as the Directors may approve. Any Warrant Certificates evidencing the Warrants purchased pursuant to this Section 5.1 shall forthwith be surrendered to and cancelled by the Warrant Agent. No Warrants shall be issued in replacement thereof.

### 5.2 General Covenants

The Corporation covenants with the Warrant Agent, for the benefit of the Warrant Agent and the Warrantholders, that so long as any Warrants remain outstanding:

5.2.1 it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of Warrants;

5.2.2 it will use its commercially reasonable best efforts to maintain the listing of the Common Shares and Warrants on the Exchange and to have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the Exchange as expeditiously as possible;

5.2.3 it will cause the Common Shares and the certificates evidencing the same from time to time purchased pursuant to the exercise of Warrants, upon payment of the Exercise Price provided for herein, to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

5.2.4 all Common Shares which shall be issued upon exercise of Warrants shall, upon payment of the Exercise Price provided for herein, be issued as fully paid and non-assessable Common Shares, and the holders thereof shall not, provided that they have complied and continue to comply with the terms of this Indenture, the Warrant Certificates and of any agreement under which they acquired Units, be liable to the Corporation or its creditors in respect thereof;

5.2.5 it will maintain its corporate existence;

5.2.6 it will use its reasonable best efforts to maintain its status as a reporting issuer not in default in each of the provinces of Canada other than Quebec and it will make all requisite filings under applicable Securities Laws and Exchange rules to report

the exercise, from time to time, of the right to purchase Common Shares pursuant to the Warrants;

5.2.7 it will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture; and

5.2.8 it will advise the Warrant Agent in writing of any material default of which it is aware under the terms of this Indenture.

**5.3 Warrant Agent's Remuneration and Expenses**

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the duties hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Agent's gross negligence, wilful misconduct or bad faith or failure to act in accordance with Section 9.2.1.

**5.4 Performance of Covenants by Warrant Agent**

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but, subject to Section 9.2, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All reasonable sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 5.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

## ARTICLE 6
## ENFORCEMENT

**6.1 Suits by Warrantholders**

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificates or of this Indenture, or of both, may be enforced by the Warrantholder by appropriate proceedings in accordance with and subject to the provisions of this Indenture but without prejudice to the right which is conferred upon the Warrant Agent in Article 9 to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders in accordance with and subject to the provisions of this Indenture.

**6.2 Immunity of Shareholders, etc.**

By his acceptance of a Warrant Certificate and as part of the consideration for the issue of the Warrants, each Warrantholder, hereby waives and releases any right, cause of action

or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or any successor corporation on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates contained.

**6.3 Limitation of Liability**

The obligations hereunder and under the Warrant Certificates are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or any successor corporation or any of the past, present or future officers, employees or agents of the Corporation or any successor corporation, but only the property of the Corporation or any successor corporation shall be bound in respect hereof.

**6.4 Waiver of Default**

Upon the happening of any default hereunder:

6.4.1 the holders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; and

6.4.2 the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent's opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

## ARTICLE 7
## MEETINGS OF WARRANTHOLDERS

**7.1 Right to Convene Meetings**

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Agent failing to so convene a meeting within ten days after receipt of such written request of the Corporation or such Warrantholders' Request and indemnity and funding given as

aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Vancouver, British Columbia, or at such other place as may be approved or determined by the Warrant Agent.

**7.2 Notice**

At least 21 calendar days' prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 10.2 and a copy of such notice shall be delivered to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Corporation, or by the person or persons designated by such Warrantholders, as the case may be. The accidental omission to give such notice to or the non-receipt of any such notice by a Warrantholder shall not invalidate any resolution passed at such meeting.

**7.3 Chairman**

An individual (who need not be a Warrantholder) designated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose an individual present to be chairman. The chairman of the meeting need not be a Warrantholder.

**7.4 Quorum**

Subject to the provisions of Section 7.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or represented by proxy and entitled to acquire at least 20% of the aggregate number of Common Shares which could be acquired pursuant to all of the then outstanding Warrants, provided that at least two persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and, subject to Section 7.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 20% of the aggregate number of Common Shares which could be acquired pursuant to all of the then outstanding Warrants. No

business shall be transacted at any meeting unless a quorum be present at the commencement of business.

### 7.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

### 7.6 Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands, except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

### 7.7 Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands, when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share which he (or the Warrantholder appointing him as proxy) is entitled to acquire pursuant to the Warrant or Warrants then held or represented by it. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

### 7.8 Regulations

Subject to the provisions of this Indenture, the Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

7.8.1 the setting of the record date for a meeting for the purpose of determining Warrantholders entitled to receive notice of and to vote at the meeting;

7.8.2 the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrant Certificates specified therein have been deposited with it by a named person and will remain on deposit until after the meeting, which voting certificate shall entitle the persons named

therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual bearers of the Warrant Certificates specified therein;

7.8.3 the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

7.8.4 the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or sent by facsimile before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

7.8.5 the form of the instrument of proxy; and

7.8.6 generally calling meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 7.9), shall be Warrantholders or their counsel, or persons holding proxies of Warrantholders.

**7.9 Corporation and Warrant Agent May be Represented**

The Corporation and the Warrant Agent, by their respective directors and officers, and the Counsel for the Corporation, the Warrantholders and the Warrant Agent, may attend and speak at any meeting of the Warrantholders, but shall not have the right to vote as such thereat.

**7.10 Powers Exercisable by Extraordinary Resolution**

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders shall, subject to the provisions of Section 7.11, and Exchange acceptance have the power, exercisable from time to time by extraordinary resolution:

7.10.1 to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent (subject to the Warrant Agent's prior consent) in its capacity as warrant agent hereunder or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or the Warrant Certificates or otherwise;

7.10.2 to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

7.10.3 to direct or to authorize the Warrant Agent to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

7.10.4 to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

7.10.5 to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

7.10.6 to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

7.10.7 to assent to any change in or omission from the provisions contained in the Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

7.10.8 with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or agents to take the place of the Warrant Agent so removed; and

7.10.9 to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

### 7.11 Meaning of Extraordinary Resolution

7.11.1 The expression "**extraordinary resolution**" when used in this Indenture means, subject as hereinafter provided in this Section 7.11 and in Section 7.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy Warrantholders entitled to acquire at least 20% of the aggregate number of Common Shares which could be acquired pursuant to all of the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to acquire not less than 66 2/3% of the aggregate number of Common Shares which could be acquired pursuant to all of the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

7.11.2 If, at the meeting at which an extraordinary resolution is to be considered, Warrantholders entitled to acquire at least 20% of the aggregate number of Common Shares which could be acquired pursuant to all of the then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 10.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 7.11.1 shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders entitled to acquire at least 20% of the aggregate number of Common Shares which could be acquired pursuant to all of the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

7.11.3 Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

**7.12 Powers Cumulative**

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

**7.13 Minutes**

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

### 7.14 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 may also be taken and exercised by Warrantholders entitled to acquire, in the case of actions and powers not requiring an extraordinary resolution, a majority and, in the case of such actions and powers requiring an extraordinary resolution, at least 66 2/3% of the aggregate number of Common Shares which could be acquired pursuant to exercise of all of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing where notice of the existence of such instrument has been given to all Warrantholders, and the expression "extraordinary resolution" when used in this Indenture shall include an instrument so signed.

### 7.15 Binding Effect of Resolutions

Subject to Exchange acceptance, every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity and satisfactory funding herein contained and, if applicable, the Warrant Agent's prior consent) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice of the effect of the instrument in writing to all Warrantholders and the Corporation as soon as reasonably practicable. For greater certainty, a resolution or extraordinary resolution amending the terms hereof shall not be binding upon the Corporation unless the Corporation agrees in writing to such amendment.

### 7.16 Holdings by Corporation and its Subsidiaries Disregarded

In determining whether Warrantholders holding Warrant Certificates evidencing the entitlement to acquire the required number of Common Shares are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary and not cancelled pursuant to Section 5.1 shall be disregarded.

## ARTICLE 8
## SUPPLEMENTAL INDENTURES

### 8.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action by the Directors) and the Warrant Agent may, without obtaining any approval of or consent from the Warrantholders, but subject to the provisions of this Indenture, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures

or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

8.1.1 setting forth any adjustments resulting from the application of the provisions of Article 4;

8.1.2 providing for the issuance of additional Warrants hereunder or an increase in the maximum number of Warrants issuable under this Indenture;

8.1.3 adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent based on an opinion of Counsel prejudicial to the interests of the Warrantholders;

8.1.4 giving effect to any resolution or extraordinary resolution passed as provided in Article 7;

8.1.5 making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent based on an opinion of Counsel, prejudicial to the interests of the Warrantholders;

8.1.6 adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

8.1.7 modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent based on an opinion of Counsel, such modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

8.1.8 for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent based on an opinion of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

Notwithstanding the foregoing, no amendment may be made to this Indenture by supplement or otherwise, without the acceptance of the Exchange.

### 8.2 Successor Corporations

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation (a "**successor corporation**"), in addition to any other requirements of this Indenture, the successor corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall, as a condition precedent to any such transaction, expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation, provided that no such consolidation, amalgamation, merger or transfer shall take place unless approved by the Warrant Agent, based on an opinion of Counsel, as not being prejudicial to the interests of the Warrantholders or to the rights and powers of the Warrant Agent and the Warrantholders hereunder.

## ARTICLE 9
## CONCERNING THE WARRANT AGENT

### 9.1 Indenture Legislation

9.1.1 If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

9.1.2 The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

### 9.2 Rights and Duties of Warrant Agent

9.2.1 No trust is intended to be, or is or will be created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

9.2.2 In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own grossly negligent action, its own grossly negligent failure to act or its own wilful misconduct or bad faith.

9.2.3 Subject to Section 9.2.2, the obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any obligations of the Corporation or any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity and funding reasonably satisfactory to the Warrant Agent to protect and to hold

harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

9.2.4 The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders, at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

9.2.5 Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Sections 9.2 and 9.3 and Applicable Legislation.

**9.3 Evidence, Experts and Advisers**

9.3.1 In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

9.3.2 In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent.

9.3.3 Whenever it is provided in this Indenture or under Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

9.3.4 Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate.

9.3.5 The Warrant Agent may employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of

discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, payable by the Corporation, without taxation of legal counsel costs, in accordance with Section 5.3, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with reasonable care by the Warrant Agent.

**9.4 Documents, Monies, etc. Held by Warrant Agent**

Any monies, securities, documents of title or other instruments that may at any time be held by the Warrant Agent pursuant to this Indenture may be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank. Any monies so held pending the application or withdrawal thereof under any provisions of this Indenture, upon the direction of the Corporation, shall be or, with the consent of the Corporation, may be invested in securities issued or guaranteed by the Government of Canada or a province thereof, any Canadian chartered bank, or the Warrant Agent, provided that the securities shall not have a maturity date of more than 30 days from the date of investment. Unless otherwise specifically provided herein, all interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Corporation.

**9.5 Actions by Warrant Agent to Protect Interest**

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

**9.6 Warrant Agent Not Required to Give Security**

The Warrant Agent shall not be required to give any bond or security in respect of the performance of duties and execution of this Indenture or otherwise in respect of this Indenture.

**9.7 Protection of Warrant Agent**

By way of supplement to the provisions of any law for the time being relating to warrant agents it is expressly declared and agreed as follows:

9.7.1 the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representations contained in Sections 9.9 and 9.12 or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

9.7.2 nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

9.7.3 the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

## 9.8 Replacement of Warrant Agent; Successor by Merger

9.8.1 The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder, subject to this Section 9.8, by giving to the Corporation not less than 90 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Corporation may by giving the Warrant Agent not less than 90 days' prior notice in writing or such shorter prior notice as the Warrant Agent may accept as sufficient, remove the existing Warrant Agent and appoint a new Warrant Agent. The Warrantholders by extraordinary resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Supreme Court of the Province of British Columbia on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders or the Corporation in accordance with the terms hereof. Any new Warrant Agent appointed under any provision of this Section 9.8 shall be a corporation authorized to carry on the business of a warrant agent in each of the Selling Jurisdictions and, if required by the Applicable Legislation for any other provinces, in such other provinces and at arm's length with the Corporation and all affiliates of the Corporation. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor warrant agent shall not become effective until the successor warrant agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor warrant agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

9.8.2 Upon the appointment of a successor Warrant Agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 10.2.

9.8.3 Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the

Warrant Agent shall be a party, or any corporation succeeding to the warrant agent business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under Section 9.8.1.

9.8.4 Any Warrant Certificates countersigned but not delivered by a predecessor Warrant Agent may be countersigned by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.

**9.9 Conflict of Interest**

9.9.1 The Warrant Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a warrant agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 60 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties hereunder to a successor warrant agent approved by the Corporation and meeting the requirements set forth in Section 9.8.1. Notwithstanding the foregoing provisions of this Section 9.9.1, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

9.9.2 Subject to Section 9.9.1, the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary without being liable to account for any profit made thereby.

**9.10 Acceptance of Appointment**

The Warrant Agent is appointed as warrant agent hereunder and hereby accepts the duties in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

**9.11 Warrant Agent Not to be Appointed Receiver**

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

**9.12 Authorization to Carry on Business**

The Warrant Agent represents to the Corporation that it is duly authorized and qualified to carry on the business of a warrant agent in each of the provinces and territories of Canada. If the Warrant Agent ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of such event, but the Warrant Agent shall within 60 days

after ceasing to be so authorized, either become so authorized or resign as Warrant Agent in the manner and with the effect specified in Section 9.8.1.

## ARTICLE 10
## GENERAL

### 10.1 Notice to the Corporation and the Warrant Agent

10.1.1 Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or sent by facsimile:

If to the Corporation:

First Majestic Silver Corp.
1480 – 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Raymond Polman, Chief Financial Officer
Fax: 604-601-2010

with a copy for informational purposes only to:

McCullough O'Connor Irwin LLP
1100 – 888 Dunsmuir Street
Vancouver, British Columbia
V6C 3K4

Attention: Gillian Case
Fax: 604-687-7099

If to the Warrant Agent:

Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Attention: Manager, Client Services
Fax: 604-689-8144

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if sent by facsimile, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately, or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

10.1.2 The Corporation or the Warrant Agent, as the case may be, may from time to time notify the others in the manner provided in Section 10.1.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

10.1.3 If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in Section 10.1.1, by facsimile or other means of prepaid,. transmitted and recorded communication.

**10.2 Notice to Warrantholders**

10.2.1 Any notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by facsimile or by ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if sent by facsimile, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately, or, if mailed, on the fifth Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice, or accidental failure to give notice to any Warrantholder, shall not invalidate any action or proceeding founded thereon.

10.2.2 If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Vancouver, British Columbia; provided that, in the case of a notice convening a meeting of the Warrantholders, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the Warrantholders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required).

In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

### 10.3 Ownership of Warrants

The Corporation and the Warrant Agent may deem and treat the registered owner of any Warrants as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the Warrants evidenced by its Warrant Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder of such Warrants and all persons may act accordingly. The receipt of any such Warrantholder for the Common Shares which may be acquired pursuant thereto shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

### 10.4 Indemnity

In addition to and without limiting any other protection hereunder or otherwise by law of the Warrant Agent and its officers, directors, employees, agents, representatives, successors and assigns (collectively, "**Representatives**"), the Corporation indemnifies, defends and saves harmless the Warrant Agent and its Representatives from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (including, without limitation, any and all legal and advisor fees and disbursements) of whatever kind or nature which may at any time be suffered by, imposed upon, incurred by or asserted against the Warrant Agent and its Representatives, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Warrant Agent made in connection with its acting as Warrant Agent hereunder provided the Warrant Agent complies with Section 9.2.1. Notwithstanding any other provision hereof, the obligations provided for in this Section 10.4 shall survive any termination of the duties created hereby, whether by reason of removal or resignation of the Warrant Agent, termination or discharge of this Indenture or otherwise.

### 10.5 Satisfaction and Discharge of Indenture

If:

10.5.1 all Warrant Certificates countersigned hereunder have been surrendered to the Warrant Agent for exercise or destruction or the Time of Expiry has occurred; and

10.5.2 all certificates evidencing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions;

this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and upon payment to the Warrant Agent of the fees and other remunerations payable to the Warrant Agent hereunder, shall execute proper instruments

acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture. If the Warrant Agent has not then performed any of its obligations hereunder, any such satisfaction and discharge of the Corporation's obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Corporation against the Warrant Agent.

### 10.6 Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or in the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

### 10.7 Warrants Owned by the Corporation or its Subsidiaries - Certificate to be Provided

For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation in Section 7.16, the Corporation shall provide to the Warrant Agent, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

10.7.1 the names (other than the name of the Corporation) of the registered holders of Warrants which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation; and

10.7.2 the number of Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation which have not been cancelled pursuant to Section 5.1;

and the Warrant Agent, in making the determination in Section 7.16, shall be entitled to rely on such certificate without any additional evidence.

### 10.8 Anti-Money Laundering and Terrorist Financing

Each party to this Indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by, the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting

under this Indenture has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

**10.9 Privacy**

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

**10.10 Assignment, Successors and Assigns**

Neither of the parties hereto may assign its rights or interest under this Indenture, except as provided in Section 9.8 in the case of the Warrant Agent, or as provided in Section 8.2 in the case of the Corporation. Subject thereto, this Indenture shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

**10.11 Indenture to Prevail**

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificates, the terms of this Indenture shall prevail.

**10.12 Counterparts**

This Indenture may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

**IN WITNESS WHEREOF** the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

**FIRST MAJESTIC SILVER CORP.**

Per: (signed) *"Raymond Polman"*
Authorized Signatory

**PACIFIC CORPORATE TRUST COMPANY**

Per: (signed) *"Jeff Lunshof"*
Authorized Signatory

Per: (signed) *"Sandy Hunter"*
Authorized Signatory

## SCHEDULE "A"

**THIS IS SCHEDULE "A" to the Warrant Indenture made as of May 10, 2007 between First Majestic Silver Corp. and Pacific Corporate Trust Company, as Warrant Agent.**

### FORM OF WARRANT CERTIFICATE

**[For U.S. Persons, persons in the United States or persons holding Warrants for the account of or benefit of a U.S. Person or a person within the United States or persons who were offered the Warrants in the United States, the following legend is applied]: THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF FIRST MAJESTIC SILVER CORP. (the "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A OF THE U.S. SECURITIES ACT, IF APPLICABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) RULE 144 OF THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C) AND (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.**

**[For U.S. Persons, persons in the United States or persons holding Warrants for the account of or benefit of a U.S. Person or a person within the United States or persons who were offered the Warrants in the United States, the following legend is applied]: THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS IS AVAILABLE, AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. "UNITED STATES" AND "U.S. PERSON" ARE USED HEREIN AS SUCH TERMS ARE DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT**

[Legend for all Warrant Certificates if not qualified by a prospectus]: **UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER 11, 2007.**

[Legend for all Warrant Certificates if not qualified by a prospectus]: **WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL SEPTEMBER 11, 2007**

**WARRANT CERTIFICATE**

Warrant Certificate
Number -**«cert»**

«warrants»WARRANTS ("**Warrants**") each entitling the holder to acquire, subject to adjustment, one common share of First Majestic Silver Corp.

**FIRST MAJESTIC SILVER CORP.**

Continued under the Laws of British Columbia

THIS IS TO CERTIFY THAT, for value received, «Name» «Address» «City» «Province» «Postal» (hereinafter referred to as the "**holder**") is the registered holder of the number of Warrants to purchase subject to adjustment in certain events, the number of common shares ("**Common Shares**") in the capital of First Majestic Silver Corp. (the "**Corporation**") as set forth in this Warrant certificate ("**Warrant Certificate**"). Each Warrant represented hereby entitles the holder thereof to acquire one fully paid and non-assessable common share in the capital of the Corporation (a "**Warrant Share**"), as such shares were constituted on May 10, 2007, in the manner and subject to the restrictions and adjustments set forth herein, at the Exercise Price at any time prior to the Time of Expiry.

In this Warrant Certificate:

> "**Exercise Price**" means the purchase price payable for each Common Share issuable upon exercise of each Warrant, such price to be Cdn$6.50 for each Common Share, subject to adjustment in accordance with the provisions of the Indenture (as hereinafter defined);
>
> "**Time of Expiry**" means, in respect of a Warrant, 4:30 p.m. (Vancouver time) on the Expiry Date; and
>
> "**Expiry Date**" means November 10, 2008.

The Warrants represented by this Warrant Certificate are issued under and pursuant to a Warrant Indenture (which indenture, together with all other instruments supplemental or ancillary thereto, is herein referred to as the "**Indenture**") made as of May 10, 2007 between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**"). Reference is made to the Indenture for a full description of the rights of the holders of the Warrants and the terms and conditions upon which the Warrants are issued and held, including provisions for adjustments upon the happening of certain events and provisions regarding the transfer of Warrants and regarding meetings of holders of Warrants, with the same effect as if the

provisions of the Indenture and all instruments supplemental thereto were set forth in this Warrant Certificate. By acceptance hereof, the holder assents to all provisions of the Indenture. In the event of a conflict between the terms and conditions of the Warrant Certificate and the Indenture, the provisions of the Indenture shall govern. Capitalized terms used in the Indenture have the same meaning herein as therein unless otherwise defined. The Corporation will furnish to the holder of this certificate, upon request and without charge, a copy of the Indenture. A copy of the Indenture will be available for inspection at the principal office of the Warrant Agent in Vancouver, British Columbia.

The right to acquire Warrant Shares hereunder may only be exercised by the holder within the time set forth above by surrendering this Warrant Certificate to the Warrant Agent at its principal office in Vancouver, British Columbia as specified in the Exercise Form attached to this Warrant Certificate, together with:

a) a duly completed and executed Exercise Form in the form attached to this Warrant Certificate;

b) a certified cheque, bank draft or money order in lawful money of Canada payable to the order of the Corporation for the aggregate purchase price of the Warrant Shares so subscribed for; and

c) any opinion or other document required by the Exercise Form.

This Warrant Certificate will be deemed to be surrendered only upon personal delivery of all of the foregoing or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal office referred to above.

The holder of this Warrant Certificate may purchase less than the number of Common Shares which he is entitled to purchase on the exercise of the Warrants represented by this certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

If a holder of Warrants has not exercised its Warrants prior to the Time of Expiry, then the Warrants held by each such holder shall expire and be deemed to be void and of no further force or effect.

The Warrants and the Common Shares issuable upon exercise thereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), or the securities laws of any state of the United States. The Warrants represented hereby may not be transferred to or exercised within the United States or by, or for the account or benefit of, a U.S. Person or person in the United States unless an exemption from such registration requirements of the U.S. Securities Act and any applicable state securities laws is available and the Corporation has received a written opinion of counsel or other evidence satisfactory to it as to the availability of such exemption in connection with such issuance. The U.S. legend required pursuant to Section 2.2.2 of the Indenture shall be added to the Common Shares issuable upon exercise of this Warrant Certificate, if applicable, provided that such legend may be removed under the circumstances described in the Indenture.

The Indenture provides that all holders of Warrants shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the Indenture and resolutions signed by the Warrantholders entitled to acquire, upon the exercise of the Warrants, a specified percentage of the Common Shares issuable on exercise thereof.

The Warrants evidenced by this Warrant Certificate may be transferred on the register of transfers by the Warrant Agent upon surrender to the Warrant Agent of this Warrant Certificate, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the

registered holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent and subject to compliance with the conditions prescribed in the Indenture and upon compliance with such reasonable requirements as the Warrant Agent may prescribe.

This Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been countersigned by or on behalf of the Warrant Agent.

This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and shall be treated in all respects as a British Columbia contract.

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer as of ◆, 20◆.

**FIRST MAJESTIC SILVER CORP.**

Per: ______________________________
Authorized Signatory

**Countersigned by:**
**PACIFIC CORPORATE TRUST COMPANY**

Per: ______________________________
Authorized Signatory

## EXERCISE FORM FOR WARRANTS

TO: FIRST MAJESTIC SILVER CORP.

AND: Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

1. The undersigned hereby irrevocably subscribes for and exercises the right to acquire Common Shares of First Majestic Silver Corp. (the "Corporation") (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Indenture referred to in the accompanying Warrant Certificate in accordance with and subject to the provisions of such Indenture) and encloses a bank draft, certified cheque or money order in lawful money of Canada payable to First Majestic Silver Corp.

2. The Common Shares (or other securities or property) are to be issued as follows:

Name: ____________________________________________

Address in full: ____________________________________________
(print clearly)

Number of Common Shares: ____________________________________________

Note: If further nominees intended, please attach (and initial) schedules giving these particulars.

Such Common Shares and, if the number of Warrants exercised is less than the number of Warrants represented hereby, also such new Warrant Certificate registered in the name of the undersigned (please check one):

(a)*____________ should be sent by first class mail to the following address:

OR

(b)*____________ should be held for pick up at the office of the Warrant Agent at which this Warrant Certificate is deposited.

3. The undersigned represents, warrants and certifies as follows (one of the following must be checked):

(a) *____________ the undersigned holder (A) at the time of exercise of the Warrant is not in the United States, (B) is not a "U.S. person" as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**") and is not exercising the Warrant for the account or benefit of a U.S. person or person in the United States (C) was not offered and did not acquire the Warrants in the United States, and (D) did not execute or deliver this Exercise Form in the United States and (E) has in all other respects complied with the terms and conditions of Regulation S; OR

(b) *____________ the undersigned holder has delivered to the Corporation and the Corporation's transfer agent an opinion of counsel (which will not be sufficient unless it is in form and substance satisfactory to the Corporation) or such other evidence satisfactory to the Corporation to the effect that with respect to the securities to be

delivered upon exercise of this Warrant, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available; OR

(c) *____________ the undersigned holder (A) purchased the Warrants directly from the Corporation through the exercise or deemed exercise of Special Warrants purchased pursuant to a written subscription agreement for the purchase of the Special Warrants for its own account or the account of another Institutional Accredited Investor for which it exercises sole investment discretion; (B) is exercising the Warrants solely for its own account or for the account of such other Institutional Accredited Investor and not on behalf of or for the benefit of any other person; (C) was (and such other person, if any, for whose account the Special Warrants are being exercised was) an Institutional Accredited Investor, on the date the Warrants were purchased, on the date the Special Warrants were exercised and the Warrants were acquired from the Corporation, and on the date of exercise of the Warrants; and (D) except for the fact that the Warrants are being exercised by the undersigned in the United States, the representations and warranties made or deemed to be made to the Corporation in connection with the acquisition of the Warrants remain true and correct on the date of the exercise of the Warrants.

"United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

The undersigned holder understands that, unless Box 3(a) above is checked, the certificate representing the Common Shares issued upon exercise of the Warrant will, unless the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, bear a legend, as set forth in Section 2.2.2 of the Indenture, restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available. A share certificate bearing such a legend is not considered to be good delivery under the Rules and Policies of the TSX Venture Exchange.

**Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box 3(b) or 3(c) above is checked.**

In the absence of instructions to the contrary, the securities or other property will be issued in the name of or to the holder hereof and will be sent by first class mail to the last address of the holder appearing on the register maintained for the Warrants.

DATED the *____________ day of *____________, *____________

______________________________
Signature Guaranteed (if required; see note 2)

______________________________
(Signature of Warrantholder)

______________________________
Print full name

______________________________

______________________________
Print full address

NOTES:

1. The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised together with a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation in the amount of the exercise price and such other documents as may be required hereunder to Pacific Corporate Trust Company at the address noted above.

   Certificates for Common Shares will be delivered or mailed within three Business Days after the exercise of the Warrants.

2. If any of the Common Shares subscribed for are to be issued to a person(s) other than the registered Warrantholder, the signature of the registered holder of the Certificate on the Exercise Form must be guaranteed by Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

3. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

4. If Box 3(b) is checked, any opinion tendered must be from counsel of recognized standing in form and substance satisfactory to the Corporation. Holders planning to deliver an opinion of counsel in connection with the exercise of the Warrants should contact the Corporation in advance to determine whether any opinions tendered will be acceptable to the Corporation.

## TRANSFER OF WARRANTS

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR TO ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES, EXCEPT IN LIMITED CIRCUMSTANCES SPECIFIED IN THE WARRANT INDENTURE.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

______________________________________________

*(name)*

______________________________________________

*(address)*

____________ *(insert number of warrants to be transferred)* of the Warrants registered in the name of the undersigned represented by the within certificate.

____________ does hereby irrevocably constitute and appoint ____________ the attorney of the undersigned to transfer the said Warrant(s) on the register of Warrants maintained by the Warrant Agent with full power of substitution hereunder.

The undersigned hereby certifies that the transfer of these securities is not being made to, or, for the account or benefit of, and the offer of these securities was not made to, or, for the account or benefit of, and the person named above is not, and is not acting for the account or benefit of, a person in the "**United States**" or a "**U.S. person**" (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**")), unless such transfer is exempt from registration under the U.S. Securities Act and the requirements for such transfer contained in the Warrant Indenture have been met.

DATED the _____ day of __________, _____.

Signature of Transferor

__________________________

(Signature of Transferor)

Guaranteed by:

__________________________

* Authorized Signature Number

NOTES:

1. The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the registered holder of the Warrant Certificate on the Transfer Form must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Please note signature guarantees are not accepted from treasury branches or credit unions unless they are members of the Stamp Medallion Program.

2. If the transfer is to, or for the account or benefit of, a U.S. Person, special restrictions apply as set out in the Warrant Indenture governing these Warrants.

If by hand, courier or mail:

c/o:
Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

## SCHEDULE "B"

**THIS IS SCHEDULE "B" to the Warrant Indenture made as of May 10, 2007 between First Majestic Silver Corp. and Pacific Corporate Trust Company, as Warrant Agent.**

### FORM OF DECLARATION FOR REMOVAL OF LEGEND

**[If for the removal of a legend on the Common Shares:]**

TO: Pacific Corporate Trust Company
as registrar and transfer agent
for Common Shares of
First Majestic Silver Corp.
2nd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

**[If for the removal of a legend on the Warrants:]**

TO: Pacific Corporate Trust Company
as warrant agent for the Warrants of
First Majestic Silver Corp.
2nd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9

AND TO: First Majestic Silver Corp.

The undersigned (a) acknowledges that the sale of the securities of First Majestic Silver Corp. (the "**Corporation**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") and (b) certifies that (1) it is not an "affiliate" of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges which are identified as Designated Offshore Securities Markets under Regulation S or any other Designated Offshore Securities Market as defined in Regulation S and neither the seller nor any person acting on its behalf reasonably believes that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S unless otherwise indicated.

Dated: ______________________________

______________________________
Name of Seller

By: ______________________________
Name:
Title:

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


RECEIVED
2008 APR -2 A 6:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

May 28, 2007

## San Martin Silver Mine Update and new NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce an update regarding its activities in Mexico at the San Martin Silver Mine and the resource development presently underway.

The San Martin Silver Mine is located beside the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometres by air or 250 kilometres by paved road north from Guadalajara. The property covers an area in excess of 7,840 hectares and includes several vein systems and structures that have not in the past received serious attention. The mine has been developed primarily on the main Zuloaga vein which has been identified over a strike length of three kilometres and consists of six main levels and an additional three partially developed levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 meters. The main access levels, San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, are accessible from surface adits and various interconnecting underground ramps totalling over 70 kilometres. Production is also occurring from the La Blanca vein, a vertical split off from the Zuloaga vein.

First Majestic is presently developing and rehabilitating the upper parts of the Zuloaga vein and along crosscutting veins at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level. In both cases north-south veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 meters in the hanging wall of the previously mined structures. The La Blanca vein, which cuts upward through the Zuloaga hanging wall, is also being redeveloped which appears to contain higher silver grades.

The focus since January 1st has been on improving the mill and mine operations. Within the mill, a maintenance program was initiated on all key equipment, replacing components as required. At the mine, a program of underground development has been ongoing focusing on improving grades and reducing dilution. This program is designed to advance additional resource calculations for future NI 43-101 compliance and to provide higher grade ores for mining. Since January 1, 2007, the Company has completed 2,386 metres of development focusing on areas in the upper part of the Zuloaga vein, such as the La Escondido and Pinolea areas. The Company has also initiated exploration at the old Rosario mine and completed 1,762 metres of diamond drilling over 34 holes (28 underground and 6 from surface). None of this new work since January 1st, 2007 is included in the new NI 43-101 resource calculation below.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (2)**

| Category (1) | Tonnes | Silver Grade g/tonne | Contained Silver (oz) | Silver Grade with Au/Pb Credit (g/tonne) | Contained Silver (oz) including Au/Pb Credits |
|---|---|---|---|---|---|
| Proven Mineral Reserves | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Probable Mineral Reserves | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| **Total Proven + Probable Mineral Reserves (3)** | **492,023** | **290** | **4,594,804** | **314** | **4,962,389** |

**Total Measured + Indicated Resources**

| Category (1) | Tonnes | Silver Grade g/tonne | Contained Silver (oz) | Silver Grade with Au/Pb Credit (g/tonne) | Contained Silver (oz) including Au/Pb Credits |
|---|---|---|---|---|---|
| Measured Resources | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated Resources | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured + Indicated Resources (4)** | **1,797,965** | **250** | **14,451,468** | **270** | **15,624,740** |

**Total Inferred Resources**

| Category (1) | Tonnes | Silver Grade g/tonne | Contained Silver (oz) | Silver Grade with Au/Pb Credit (g/tonne) | Contained Silver (oz) including Au/Pb Credits |
|---|---|---|---|---|---|
| Inferred Resources Silver only (5) | 1,668,600 | 245 | 13,143,700 | 265 | 14,216,600 |
| Inferred Resources Silver equivalent (6) | 1,069,200 | 134 | 4,606,300 | 277 | 9,504,800 |
| **Total Inferred Resources (7)** | **2,737,800** | **202** | **17,750,000** | **257** | **23,721,400** |

(1) The Total Proven + Probable Mineral Reserves and Total Measured + Indicated Resources and Total Inferred Resources in the tables above are exclusive of each other and are not combined. The complete NI 43-101 Technical Report prepared by Pincock Allen & Holt, Lakewood, Colorado (PAH) has been posted and can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.
(2) Mineral Reserves are estimated as Mineable Reserves, including estimates of mine dilution and recovery in addition to 8 % credit for Au and Pb based on sales records for 2006. These reserves do not include metallurgical recovery. All silver grades are reported in grams or ounces per metric tonne, while Pb and Zn are reported in percentage (%).
(3) Silver equivalent ounces are 8 % of the silver content, based on the contribution of Pb and Au to revenue for 2006.
(4) The resources categories in the PAH Technical Report used an economic cut-off grade based solely on silver for the total operating costs and process recoveries of 5.84 oz Ag/tonne or 182g Ag/tonne. PAH's economic breakeven cut-off grade including the gold & lead contribution for 2006 of 8 % of silver sales, converted to an equivalent silver grade was 5.38 oz Ag equivalent/tonne or 167g Ag Eqv/tonne. In order to report the equivalent silver values, 182g/tonne Ag was used in the report and the silver equivalent values are calculated according to the following formula: Ag Eqv. oz. = $52(($10.00x0.891)+$0.75), where $0.75 is equivalent to 8% of silver sales as contribution of Pb + Au for 2006; $52 is total operating cost per tonne and $10 is the price per Ag ounce. The calculation of Measured + Indicated Resources assumes 100 percent "in situ" resources and does not include mine dilution, nor mine and metallurgical recovery.
(5) Inferred resources are estimated as silver only for oxidized mineralization, including 8% contribution for Pb and Au, based on sales records.
(6) Inferred resources in sulfides mineralization are estimated as silver equivalent with contributions by Pb and Zn based on prices as follows: Ag-$10/oz; Pb-$0.50/lb and Zn-$1.50/lb, or the equivalent of Pb-1%=34 g Ag/tonne, and Zn-1%=103 g Ag/tonne. These resource estimates are "in situ" resources and do not include mine dilution, mine and metallurgical recoveries, nor freight, or smelter and refining charges.
(7) Inferred resources are presented in rounded figures. These may not be aggregated with Measured and Indicated resources. They are presented due to the significance for the mine's potential for future development. San Martin has processed some sulphide mineralization in previous operating periods with economic recovery of Pb and Zn concentrates; however it is not operating with this type of mineralization at the present.

The prior resource/reserve estimate completed for the San Martín Silver Mine was presented in a NI 43-101 Technical Report prepared for First Silver Reserve Inc. by Pincock, Allen & Holt, Inc. in June, 2005. First Majestic acquired the San Martin in two stages, in June 2006 and September 2006. In addition, the Company changed its year end to December 31st. It was necessary for accounting purposes to establish an accurate up to date baseline of reserves and resources as at the Company's year end. For this reason, none of the development or exploration work completed at San Martin since January 1st was included in new resource/reserve estimates.

**Comparative Reserves / Resources 2005 to 2007 (1)**

| | January 1, 2005 | | January 1, 2007 | |
|---|---|---|---|---|
| | Tonnes | Ag eq g/tonne | Tonnes | Ag eq g/tonne |
| **Reserves** | | (2) | | (2) |
| Proven + Probable | 675,955 | 273 | 492,022 | 314 |

| | | | | |
|---|---|---|---|---|
| **Resources** | | | | |
| Measured + Indicated | 4,443,854 | 296 | 1,797,965 | 270 |
| Contained Silver Ounces | 42,290,470 | | 15,607,596 | |

| | | | | |
|---|---|---|---|---|
| **Inferred (3)** | 0 | 0 | 2,737,823 | 257 |
| Contained Silver Ounces | | | 22,621,922 | |

| **Production** | 2005 | | 2006 | |
|---|---|---|---|---|
| | Tonnes | Ag eq g/tonne | Tonnes | Ag eq g/tonne |
| | 249,239 | 243 | 261,834 | 209 |

| **Sales Doré** | 2005 | | 2006 | |
|---|---|---|---|---|
| Silver Troy Ounces | | 1,742,675 | | 1,566,400 |
| Gold Troy Ounces | | 3,565 | | 2,326 |

1) 2005 reserve statement for the San Martín Silver Mine was presented in a technical report prepared for First Silver Reserve Inc. by Pincock, Allen & Holt, Inc. June 23, 2005 which was published in SEDAR on July 5, 2005. Mineral reconciliation at the San Martín mine is difficult to control because the mining activity is carried out in numerous stopes along the drifts and at the different mine levels. First Majestic is working towards a better control of the production stopes with relation to reserve blocks.
2) Silver grade includes credit for Au/Pb based on actual metal sales during the production year. This credit was estimated as 13.5% for 2005 and 8% for 2006.
3) No inferred resources were reported in 2005. First Majestic has established more strict resource classification that includes the 'Inferred' category.

Presently, three drill rigs are operating on site from both surface and underground stations. The focus of the drilling program is to develop additional NI 43-101 compliant resources and to explore known mineralized structures. The Company intends to add an additional three drill rigs within the next two months to increase drilling activities from surface.

Immediate attention is being focused on the upper La Escondida and Pinolea levels and areas below the known ore shoots on the Zuloaga vein. This program will assess areas of resources with the objective to increase reserves and add additional resources to the project. The areas to be assessed cover an extension to the existing resources of approximately 500,000 $m^2$ of known mineralized portions of the Zuloaga vein.

Once additional drill rigs arrive on site, other areas that will receive continued attention for exploration and development include the Condesa workings and the Rosario mine. Both are located to the southwest and have northwest trends. The Condesa workings show mineralization over 150 meters along strike, with mineralized zones ranging from 1.5 to 2.0 meters in width. The Rosario mine and old Condesa workings, which are located in close proximity, in addition to other areas in the region have had historic production activity. However, records of past mining activity are either unavailable or incomplete. In addition, these vein trends intersect the Zuloaga vein in an area below the mineralized surface outcrops, and thus represent very good targets for exploration and potential future mining activity.

In addition to the drilling program, a complete regional geologic survey is underway covering the different outcrops and structures with the purpose of defining future diamond drill objectives in other areas within this large property. All in all, the San Martin property has significant potential for the advancement of additional NI 43-101 compliant resources including a high likelihood of additional discoveries. The Company intends to issue another updated NI 43-101 technical report on the San Martin Silver Mine in November 2007.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.



First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.



**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company" or "First Majestic")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

May 28, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of CCNMatthews.

**Item 4 Summary of Material Change**

San Martin Silver Mine Update and new NI 43-101 Resource

**Item 5 Full Description of Material Change**

The Company announced an update regarding its activities in Mexico at the San Martin Silver Mine and the resource development presently underway.

The San Martin Silver Mine is located beside the town of San Martín de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometres by air or 250 kilometres by paved road north from Guadalajara. The property covers an area in excess of 7,840 hectares and includes several vein systems and structures that have not in the past received serious attention. The mine has been developed primarily on the main Zuloaga vein which has been identified over a strike length of three kilometres and consists of six main levels and an additional three partially developed levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 meters. The main access levels, San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, are accessible from surface adits and various interconnecting underground ramps totalling over 70 kilometres. Production is also occurring from the La Blanca vein, a vertical split off from the Zuloaga vein.

First Majestic is presently developing and rehabilitating the upper parts of the Zuloaga vein and along crosscutting veins at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level. In both cases north-south veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 meters in the hanging wall of the previously mined structures. The La Blanca vein, which cuts upward through the Zuloaga hanging wall, is also being redeveloped which appears to contain higher silver grades.

The focus since January 1st has been on improving the mill and mine operations. Within the mill, a maintenance program was initiated on all key equipment, replacing components as required. At the mine, a program of underground development has been ongoing focusing on improving grades and reducing dilution. This program is designed to advance additional resource calculations for future NI 43-101 compliance and to provide higher grade ores for mining. Since January 1, 2007, the Company has completed 2,386 metres of development focusing on areas in the upper part of the Zuloaga vein, such as the La Escondido and Pinolea areas. The Company has also initiated exploration at the old Rosario mine and completed 1,762 metres of diamond drilling over 34 holes (28 underground and 6 from surface). None of this new work since January 1st, 2007 is included in the new NI 43-101 resource calculation below.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (2)**

| Category (1) | Tonnes | Silver Grade g/tonne | Contained Silver (oz) | Silver Grade with Au/Pb Credit (g/tonne) | Contained Silver (oz) including Au/Pb Credits |
|---|---|---|---|---|---|
| Proven Mineral Reserves | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Probable Mineral Reserves | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| **Total Proven + Probable Mineral Reserves (3)** | **492,023** | **290** | **4,594,804** | **314** | **4,962,389** |

**Total Measured + Indicated Resources**

| Category (1) | Tonnes | Silver Grade g/tonne | Contained Silver (oz) | Silver Grade with Au/Pb Credit (g/tonne) | Contained Silver (oz) including Au/Pb Credits |
|---|---|---|---|---|---|
| Measured Resources | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated Resources | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured + Indicated Resources (4)** | **1,797,965** | **250** | **14,451,468** | **270** | **15,624,740** |

**Total Inferred Resources**

| Category (1) | Tonnes | Silver Grade g/tonne | Contained Silver (oz) | Silver Grade with Au/Pb Credit (g/tonne) | Contained Silver (oz) including Au/Pb Credits |
|---|---|---|---|---|---|
| Inferred Resources Silver only (5) | 1,668,600 | 245 | 13,143,700 | 265 | 14,216,600 |
| Inferred Resources Silver equivalent (6) | 1,069,200 | 134 | 4,606,300 | 277 | 9,504,800 |
| **Total Inferred Resources (7)** | **2,737,800** | **202** | **17,750,000** | **257** | **23,721,400** |

(1) The Total Proven + Probable Mineral Reserves and Total Measured + Indicated Resources and Total Inferred Resources in the tables above are exclusive of each other and are not combined. The complete NI 43-101 Technical Report prepared by Pincock Allen & Holt, Lakewood, Colorado (PAH) has been posted and can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.
(2) Mineral Reserves are estimated as Mineable Reserves, including estimates of mine dilution and recovery in addition to 8 % credit for Au and Pb based on sales records for 2006. These reserves do not include metallurgical recovery. All silver grades are reported in grams or ounces per metric tonne, while Pb and Zn are reported in percentage (%).
(3) Silver equivalent ounces are 8 % of the silver content, based on the contribution of Pb and Au to revenue for 2006.
(4) The resources categories in the PAH Technical Report used an economic cut-off grade based solely on silver for the total operating costs and process recoveries of 5.84 oz Ag/tonne or 182g Ag/tonne. PAH's economic breakeven

cut-off grade including the gold & lead contribution for 2006 of 8 % of silver sales, converted to an equivalent silver grade was 5.38 oz Ag equivalent/tonne or 167g Ag Eqv/tonne. In order to report the equivalent silver values, 182g/tonne Ag was used in the report and the silver equivalent values are calculated according to the following formula: Ag Eqv. oz. = $52(($10.00x0.891)+$0.75), where $0.75 is equivalent to 8% of silver sales as contribution of Pb + Au for 2006; $52 is total operating cost per tonne and $10 is the price per Ag ounce. The calculation of Measured + Indicated Resources assumes 100 percent "in situ" resources and does not include mine dilution, nor mine and metallurgical recovery.
(5) Inferred resources are estimated as silver only for oxidized mineralization, including 8% contribution for Pb and Au, based on sales records.
(6) Inferred resources in sulfides mineralization are estimated as silver equivalent with contributions by Pb and Zn based on prices as follows: Ag-$10/oz; Pb-$0.50/lb and Zn-$1.50/lb, or the equivalent of Pb-1%=34 g Ag/tonne, and Zn-1%=103 g Ag/tonne. These resource estimates are "in situ" resources and do not include mine dilution, mine and metallurgical recoveries, nor freight, or smelter and refining charges.
(7) Inferred resources are presented in rounded figures. These may not be aggregated with Measured and Indicated resources. They are presented due to the significance for the mine's potential for future development. San Martín has processed some sulphide mineralization in previous operating periods with economic recovery of Pb and Zn concentrates; however it is not operating with this type of mineralization at the present.

The prior resource/reserve estimate completed for the San Martín Silver Mine was presented in a NI 43-101 Technical Report prepared for First Silver Reserve Inc. by Pincock, Allen & Holt, Inc. in June, 2005. First Majestic acquired the San Martin in two stages, in June 2006 and September 2006. In addition, the Company changed its year end to December 31st. It was necessary for accounting purposes to establish an accurate up to date baseline of reserves and resources as at the Company's year end. For this reason, none of the development or exploration work completed at San Martin since January 1st was included in new resource/reserve estimates.

**Comparative Reserves / Resources 2005 to 2007 (1)**

| | **January 1, 2005** | | **January 1, 2007** | |
|---|---|---|---|---|
| | **Tonnes** | **Ag eq g/tonne** | **Tonnes** | **Ag eq g/tonne** |
| **Reserves** | | (2) | | (2) |
| Proven + Probable | 675,955 | 273 | 492,022 | 314 |

| **Resources** | | | | |
|---|---|---|---|---|
| Measured + Indicated | 4,443,854 | 296 | 1,797,965 | 270 |
| Contained Silver Ounces | 42,290,470 | | 15,607,596 | |

| **Inferred (3)** | 0 | 0 | 2,737,823 | 257 |
|---|---|---|---|---|
| Contained Silver Ounces | | | 22,621,922 | |

| **Production** | **2005** | | **2006** | |
|---|---|---|---|---|
| | **Tonnes** | **Ag eq g/tonne** | **Tonnes** | **Ag eq g/tonne** |
| | 249,239 | 243 | 261,834 | 209 |

| **Sales Doré** | **2005** | | **2006** | |
|---|---|---|---|---|
| Silver Troy Ounces | | 1,742,675 | | 1,566,400 |
| Gold Troy Ounces | | 3,565 | | 2,326 |

1) 2005 reserve statement for the San Martín Silver Mine was presented in a technical report prepared for First Silver Reserve Inc. by Pincock, Allen & Holt, Inc. June 23, 2005 which was published in SEDAR on July 5, 2005. Mineral reconciliation at the San Martín mine is difficult to control because the mining activity is carried out in numerous stopes along the drifts and at the different mine levels. First Majestic is working towards a better control of the production stopes with relation to reserve blocks.
2) Silver grade includes credit for Au/Pb based on actual metal sales during the production year. This credit was estimated as 13.5% for 2005 and 8% for 2006.

3) No inferred resources were reported in 2005. First Majestic has established more strict resource classification that includes the 'Inferred' category.

Presently, three drill rigs are operating on site from both surface and underground stations. The focus of the drilling program is to develop additional NI 43-101 compliant resources and to explore known mineralized structures. The Company intends to add an additional three drill rigs within the next two months to increase drilling activities from surface.

Immediate attention is being focused on the upper La Escondida and Pinolea levels and areas below the known ore shoots on the Zuloaga vein. This program will assess areas of resources with the objective to increase reserves and add additional resources to the project. The areas to be assessed cover an extension to the existing resources of approximately 500,000 $m^2$ of known mineralized portions of the Zuloaga vein.

Once additional drill rigs arrive on site, other areas that will receive continued attention for exploration and development include the Condesa workings and the Rosario mine. Both are located to the southwest and have northwest trends. The Condesa workings show mineralization over 150 meters along strike, with mineralized zones ranging from 1.5 to 2.0 meters in width. The Rosario mine and old Condesa workings, which are located in close proximity, in addition to other areas in the region have had historic production activity. However, records of past mining activity are either unavailable or incomplete. In addition, these vein trends intersect the Zuloaga vein in an area below the mineralized surface outcrops, and thus represent very good targets for exploration and potential future mining activity.

In addition to the drilling program, a complete regional geologic survey is underway covering the different outcrops and structures with the purpose of defining future diamond drill objectives in other areas within this large property. All in all, the San Martin property has significant potential for the advancement of additional NI 43-101 compliant resources including a high likelihood of additional discoveries. The Company intends to issue another updated NI 43-101 technical report on the San Martin Silver Mine in November 2007.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

May 31, 2007





FIRST MAJESTIC
SILVER CORP.

(FORMERLY FIRST MAJESTIC RESOURCE CORP.)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2007 (UNAUDITED)

**MANAGEMENT'S COMMENTS ON**
**UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS**

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**CONSOLIDATED BALANCE SHEETS**
**AS AT MARCH 31, 2007 (UNAUDITED) AND DECEMBER 31, 2006**

| | March 31, 2007<br>$ | December 31, 2006<br>$ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 8,926,581 | 17,870,712 |
| Trade receivables | 3,243,276 | 1,200,362 |
| Other receivables | 5,896,383 | 5,893,538 |
| Inventory | 2,230,536 | 1,688,451 |
| Prepaid expenses | 97,308 | 61,025 |
| | **20,394,084** | **26,714,088** |
| **MINERAL PROPERTY INTERESTS** | 143,292,643 | 138,870,884 |
| **PROPERTY, PLANT AND EQUIPMENT** (Note 6) | 25,986,578 | 19,776,682 |
| | **189,673,305** | **185,361,654** |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued liabilities | 9,655,982 | 8,557,624 |
| Current portion of long-term vendor liability | 13,341,380 | 13,341,380 |
| Current portion of Arrangement liability | 388,836 | 388,836 |
| Liability for the acquisition of Desmin | 576,450 | 1,165,300 |
| Employee profit sharing payable (Note 13) | 413,475 | 293,989 |
| Income taxes payable | 1,512,344 | 394,128 |
| | **25,888,467** | **24,141,257** |
| **LONG TERM VENDOR LIABILITY** | 13,341,380 | 13,341,380 |
| **LONG TERM ARRANGEMENT LIABILITY** | 388,836 | 388,836 |
| **FUTURE INCOME TAXES** | 37,056,906 | 36,784,192 |
| **OTHER LONG TERM LIABILITIES** (Note 12) | 1,419,712 | 1,518,304 |
| **ASSET RETIREMENT OBLIGATION** | 6,157,287 | 3,898,085 |
| | **84,252,588** | **80,072,054** |
| **SHAREHOLDERS' EQUITY** | | |
| **SHARE CAPITAL** (Note 7) | 109,058,663 | 103,466,619 |
| **SHARE CAPITAL TO BE ISSUED** | 9,292,205 | 9,294,020 |
| **CONTRIBUTED SURPLUS** (Note 8) | 12,454,473 | 11,720,436 |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME** | 4,779,252 | 7,910,502 |
| **DEFICIT** | (30,163,876) | (27,101,977) |
| | **105,420,717** | **105,289,600** |
| | **189,673,305** | **185,361,654** |

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 11)
COMMITMENTS (Note 13)

APPROVED BY THE BOARD OF DIRECTORS

(signed) "Keith Neumeyer" Director (signed) "Douglas Penrose" Director

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT**
**FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)**

| | Three months ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| | $ | $ |
| REVENUE | | |
| Sales | 10,158,621 | 671,435 |
| Cost of sales (excluding accretion of the asset reclamation obligation, depreciation and depletion) | 6,782,891 | 596,949 |
| | 3,375,730 | 74,486 |
| EXPENSES | | |
| Accounting and administration services | 685,837 | 29,069 |
| Accretion of reclamation obligation | 82,087 | 22,257 |
| Amortization and depreciation | 504,545 | 51,248 |
| Audit | 33,500 | 15,000 |
| Advertising and promotion | 132,178 | 130,533 |
| Depletion | 1,454,478 | 184,532 |
| Directors' fees | 30,000 | - |
| Exploration | 159 | 5,817 |
| Interest expense | 406,264 | - |
| Investor relations | 19,142 | 17,326 |
| Legal | 75,570 | 17,805 |
| Management fees | 47,408 | 34,743 |
| Office and other | 238,150 | 64,930 |
| Printing and stationery | 5,006 | 1,578 |
| Professional fees | 138,892 | 67,320 |
| Regulatory, AGM and transfer agent fees | 58,345 | 19,598 |
| Rent | 53,516 | 41,038 |
| Salaries and benefits | 182,910 | 33,407 |
| Stock-based compensation | 919,344 | 307,712 |
| Travel | 127,650 | 100,413 |
| | 5,194,981 | 1,144,326 |
| LOSS BEFORE OTHER ITEMS | (1,819,251) | (1,069,840) |
| OTHER ITEMS | | |
| Interest and other income | 114,492 | 96,495 |
| Foreign exchange loss | (434,904) | (22,653) |
| | (320,412) | 73,842 |
| LOSS BEFORE INCOME TAXES | (2,139,663) | (995,998) |
| INCOME TAX (RECOVERY) EXPENSE | | |
| Current | 1,224,086 | - |
| Future | (301,850) | - |
| | 922,236 | - |
| NET LOSS | (3,061,899) | (995,998) |
| DEFICIT - BEGINNING OF THE PERIOD | 27,101,977 | 15,365,928 |
| DEFICIT - END OF THE PERIOD | 30,163,876 | 16,361,926 |
| BASIC AND DILUTED LOSS PER COMMON SHARE | (0.06) | (0.03) |
| WEIGHTED AVERAGE SHARES OUTSTANDING | 52,349,439 | 30,622,078 |

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MAJESTIC SILVER CORP.
(FORMERLY FIRST MAJESTIC RESOURCE CORP.)
CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)

| | Share capital | | | Contributed | Accumulated other comprehensive | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | To be issued | surplus | Income | Deficit | Total |
| | | $ | $ | $ | $ | $ | $ |
| **Balance at December 31, 2005** | 30,681,091 | 36,198,724 | - | 1,273,788 | - | (15,365,927) | 22,106,585 |
| Net income | - | - | - | - | - | (946,906) | (946,906) |
| Other comprehensive income | | | | | | | |
| Cumulative translation adjustment | - | - | - | - | - | - | - |
| Total comprehensive loss | | | | | | | (946,906) |
| Shares issued for | | | | | | | |
| Exercise of options | 390,000 | 576,650 | - | - | - | - | 576,650 |
| Exercise of warrants | 440,067 | 942,151 | - | - | - | - | 942,151 |
| Acquisition of mineral properties | 200,000 | 450,000 | - | - | - | - | 450,000 |
| Stock option expense during the period | - | - | - | 245,114 | - | - | 245,114 |
| Transfer of contributed surplus upon exercise of stock options | - | 175,750 | - | (175,750) | - | - | - |
| Balance at March 31, 2006 | 31,711,158 | 38,343,275 | - | 1,343,152 | - | (16,312,833) | 23,373,594 |
| Balance at December 31, 2006 | 51,698,630 | 103,466,619 | 9,294,020 | 11,720,436 | 7,910,502 | (27,101,977) | 105,289,600 |
| Net income (loss) | - | - | - | - | - | (3,061,899) | (3,061,899) |
| Other comprehensive income | | | | | | | |
| Cumulative translation adjustment | - | - | - | - | (3,131,250) | - | (3,131,250) |
| Total comprehensive loss | | | | | | | (6,193,149) |
| Shares issued for | | | | | | | |
| Exercise of options | 517,500 | 1,242,450 | - | - | - | - | 1,242,450 |
| Exercise of warrants | 812,500 | 1,828,125 | - | - | - | - | 1,828,125 |
| For First Silver arrangement | 375 | 1,815 | (1,815) | - | - | - | - |
| For acquisition of La Encantada | 382,582 | 2,000,904 | - | - | - | - | 2,000,904 |
| Stock option expense during the period | - | - | - | 919,344 | - | - | 919,344 |
| Warrants issued during the period | - | - | - | 333,443 | - | - | 333,443 |
| Transfer of contributed surplus upon exercise of stock options | - | 518,750 | - | (518,750) | - | - | - |
| **Balance at March 31, 2007** | 53,411,587 | 109,058,663 | 9,292,205 | 12,454,473 | 4,779,252 | (30,163,876) | 105,420,717 |

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST MAJESTIC SILVER CORP.**
**(FORMERLY FIRST MAJESTIC RESOURCE CORP.)**
**CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS**
**FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED)**

| | Three Months Ended March 31, | |
|---|---|---|
| | 2007 | 2006 |
| | $ | $ |
| **OPERATING ACTIVITIES** | | |
| Net loss for the period | (3,061,899) | (995,998) |
| Adjustment for items not affecting cash | | |
| Depletion | 1,454,478 | 184,532 |
| Amortization and depreciation | 504,545 | 51,248 |
| Stock-based compensation | 919,344 | 307,712 |
| Accretion of reclamation obligation | 82,087 | 22,257 |
| Future income taxes | (301,850) | - |
| Other | (884,558) | (3,489) |
| | (1,287,853) | (433,738) |
| Net change in non-cash working capital items | | |
| Increase in trade and other receivables | (2,222,650) | (620,042) |
| (Increase) decrease in inventory | (605,349) | 1,624 |
| Increase in prepaid expenses | (36,283) | - |
| Increase in accounts payable and accrued liabilities | 698,358 | 221,703 |
| Increase in employee profit sharing payable | 319,486 | - |
| Increase in taxes payable | 1,118,216 | - |
| | (2,016,075) | (830,453) |
| **INVESTING ACTIVITIES** | | |
| Acquisition costs of Minera La Encantada less cash acquired (Note 5) | (3,798,896) | - |
| Additions to plant and equipment | (2,448,527) | (429,488) |
| Expenditures on mineral property interests | (2,991,966) | (1,196,616) |
| | (9,239,389) | (1,626,104) |
| **FINANCING ACTIVITIES** | | |
| Issuance of common shares and subscriptions, net of issue costs | 3,070,575 | 1,518,800 |
| Payment of liability for acquisition of Desmin | (588,850) | - |
| | 2,481,725 | 1,518,800 |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (8,773,739) | (937,757) |
| **EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY** | (170,392) | - |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD** | 17,870,712 | 12,470,382 |
| **CASH AND CASH EQUIVALENTS - END OF THE PERIOD** | 8,926,581 | 11,533,125 |
| **CASH AND CASH EQUIVALENTS IS COMPRISED OF:** | | |
| Cash | 5,835,641 | 1,703,477 |
| Term deposits | 3,090,939 | 9,829,647 |
| | 8,926,581 | 11,533,124 |
| **NON CASH INVESTING AND FINANCING ACTIVITIES:** | | |
| Shares issued for acquisition of La Encantada | 2,000,904 | - |
| Fair value of warrants issued for acquisition of La Encantada | 333,443 | - |
| Transfer of contributed surplus to common shares for options exercised | 518,750 | - |
| Issuance of shares for mineral property interests | - | 450,000 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Company trades on the TSX Venture Exchange under the symbol "FR".

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business. During the three months ended March 31, 2007, the Company recorded a net loss of $3,061,899 (2006 - $995,998) and at March 31, 2007 the Company had a working capital deficit of $5,494,383. Subsequent to the period end, the Company completed a brokered private placement consisting of 6,883,000 special warrants at a price of $5.00 per special warrant for gross proceeds to the Company of $34,415,000 (see Note 14(e)).

The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately its ability to achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that might be necessary, should the Company be unable to continue as a going concern.

## 2. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in according with GAAP have been omitted. The accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our most recent annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These interim financial statements should be read in conjunction with the Company's latest audited consolidated financial statements for the transition year ended December 31, 2006.

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, First Majestic Resources Mexico, S.A. de C.V. ("FMR Mexico"), First Silver Reserve Inc. ("First Silver"), Minera El Pilon S.A. de C.V., ("El Pilon"), Desmin S.A. de C.V. ("Desmin") and Minera La Encantada S.A. de C.V. ("La Encantada") (Note 5). Inter-company balances and transactions are eliminated on consolidation.

In 2006, the Company changed its fiscal year end from June 30 to December 31. As a result, these financial statements include the financial position as at March 31, 2007, and the results of operations and changes in cash flows for the three months then ended. The comparative figures include the financial position as at December 31, 2006, and the results of operations and changes in cash flows for the three months ended March 31, 2006.

## 3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

***Significant accounting changes***

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 325, Equity.

*(i) Comprehensive income*

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company's net investment in self-sustaining foreign operations. The Company has included in its interim consolidated financial statements, a combined statement of shareholders' equity and comprehensive loss for the changes in these items during the first quarter of 2007. Cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"). Generally, gains and losses remain part of the balance of AOCI, until GAAP requires their recognition in net income. Prior financial statements retroactively reflect the classification of the currency translation adjustments on the Company's net investment in self-sustaining operations as a component of other comprehensive loss.

*(ii) Financial Instruments – Recognition and Measurement and Hedges*

Section 3855 establishes standards for recognizing and measuring financial assets, liabilities, and non-financial derivatives. Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interests and other business income. Loans and receivables and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company's consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instrument are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

## 3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

*Impact on Adoption of Section 1530 and 3855*

The adoption of these four sections had no material impact on the results of operations and financial position of the Company other than the translation adjustment relating to the Company's net investment in self-sustaining subsidiaries is recorded as a component of comprehensive loss for the period in the amount of $3,131,250 and the cumulative translation adjustment at December 31, 2006 in the amount of $7,910,502.

## 4. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests, net of depletion, are as follows:

| | March 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Acquisition Costs | Deferred Exploration Costs | Total Costs | Acquisition Costs | Deferred Exploration Costs | Total Costs |
| | $ | $ | $ | $ | $ | $ |
| **MEXICO** | | | | | | |
| **Producing properties** | | | | | | |
| La Parrilla (a) | 5,056,919 | 1,924,498 | 6,981,417 | 4,791,406 | 1,527,602 | 6,319,008 |
| San Martin (b) | 21,342,454 | - | 21,342,454 | 23,493,057 | - | 23,493,057 |
| La Encantada (Note 5) | 8,604,669 | 152,398 | 8,757,067 | 1,741,643 | 20,056 | 1,761,699 |
| | 35,004,042 | 2,076,896 | 37,080,938 | 28,284,463 | 1,527,602 | 29,812,065 |
| **Exploration properties** | | | | | | |
| San Martin (b) | 98,019,135 | 569,378 | 98,588,513 | 101,284,020 | - | 101,284,020 |
| Chalchihuites (c) | 3,612,951 | 1,476,875 | 5,089,826 | 2,730,020 | 1,068,199 | 3,798,219 |
| Candamena (d) | 1,812,867 | 440,032 | 2,252,899 | 1,695,509 | 297,956 | 1,993,465 |
| Quitaboca (e) [1] | 118,713 | 161,754 | 280,467 | 118,713 | 102,703 | 221,416 |
| | 103,563,666 | 2,648,039 | 106,211,705 | 105,828,262 | 1,468,858 | 107,297,120 |
| | 138,567,708 | 4,724,935 | 143,292,643 | 134,112,725 | 2,996,460 | 137,109,185 |

(1) For properties held by First Silver, all amounts are aggregated into acquisition costs. No part of the purchase price was allocated to the Quitaboca property.

Details of expenditures by nature and property are summarized in Schedule "A" – Consolidated Summary of Mineral Property Interest to these financial statements.

## 4. MINERAL PROPERTY INTERESTS (continued)

Mineral property options paid and future option payments are due as follows:

| | Note 4(a) La Parrilla US$ | Note 4(c) Chalchihuites US$ | Note 4(d) Candamena US$ | Note 4(e) Quitaboca US$ | Totals US$ |
|---|---|---|---|---|---|
| **Paid as at March 31, 2007** | **1,472,040** | **3,730,000** | **1,025,000** | **275,000** | **6,502,040** |
| **Future Option Payments** | | | | | |
| May 21, 2007 (subsequently paid) | 116,160 | - | - | - | **116,160** |
| May 22, 2007 (subsequently paid) | 123,520 | - | - | - | **123,520** |
| May 25, 2007 (subsequently paid) | - | - | - | 125,000 | **125,000** |
| May 29, 2007 | - | - | 200,000 | - | **200,000** |
| June 8, 2007 | - | 2,000,000 | - | - | **2,000,000** |
| **Subtotal Q2 2007** | **239,680** | **2,000,000** | **200,000** | **125,000** | **2,564,680** |
| August 21, 2007 | 116,160 | - | - | - | **116,160** |
| August 22, 2007 | 123,520 | - | - | - | **123,520** |
| August 29, 2007 | - | - | 150,000 | - | **150,000** |
| September 7, 2007 | - | 30,000 | - | - | **30,000** |
| **Subtotal Q3 2007** | **239,680** | **30,000** | **150,000** | **-** | **419,680** |
| November 21, 2007 | 145,200 | - | - | - | **145,200** |
| November 22, 2007 | 154,400 | - | - | - | **154,400** |
| November 25, 2007 | - | - | - | 150,000 | **150,000** |
| November 29, 2007 | - | - | 675,000 | - | **675,000** |
| **Subtotal Q4 2007** | **299,600** | **-** | **675,000** | **150,000** | **1,124,600** |
| February 21, 2008 | 145,200 | - | - | - | **145,200** |
| February 22, 2008 | 154,400 | - | - | - | **154,400** |
| February 29, 2008 | - | - | 600,000 | - | **600,000** |
| March 1, 2008 | - | 65,000 | - | - | **65,000** |
| **Subtotal Q1 2008** | **299,600** | **65,000** | **600,000** | **-** | **964,600** |
| May 21, 2008 | 217,800 | - | - | - | **217,800** |
| May 22, 2008 | 231,600 | - | - | - | **231,600** |
| May 25, 2008 | - | - | - | 175,000 | **175,000** |
| May 29, 2008 | - | - | 1,575,000 | - | **1,575,000** |
| **Subtotal Q2 2008** | **449,400** | **-** | **1,575,000** | **175,000** | **2,199,400** |
| November 25, 2009 | - | - | - | 200,000 | **200,000** |
| November 29, 2008 | - | - | 3,375,000 | - | **3,375,000** |
| **Subtotal Q3 2008** | **-** | **-** | **3,375,000** | **200,000** | **3,575,000** |
| **Subtotal Q4 2008** | **-** | **-** | **-** | **-** | **-** |
| **FY 2009 and beyond** | **-** | **-** | **-** | **1,575,000** | **1,575,000** |
| **Future Option Payments** | **1,527,960** | **2,095,000** | **6,575,000** | **2,225,000** | **12,422,960** |
| **Totals** | **3,000,000** | **5,825,000** | **7,600,000** | **2,500,000** | **18,925,000** |

**4. MINERAL PROPERTY INTERESTS (continued)**

(a) La Parrilla Silver Mine, Durango

The La Parrilla Silver Mine is located approximately 65 kilometres southeast of the city of Durango, Mexico and includes mining equipment, a processing mill, and mining concessions covering an area of 21,890 hectares including the concessions acquired below and the staking of an additional claim block of 18,466 hectares in October 2006. The La Parrilla Mine began commercial silver production in October 2004.

In September 2005, the Company acquired a 100% interest in mineral claims known as the La Encarnacion and San Ignacio Dos mining claims at La Parrilla, Durango, Mexico.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico. The Company has the option to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years (US$1,472,040 paid as at March 31, 2007).

In addition, the agreements call for a net smelter royalty ("NSR") of 1.5% of sales revenues to a maximum of US$2,500,000. The Company has the option to purchase the NSR at any time for US$2,000,000.

(b) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine, located near the town of San Martin de Bolaños in Northern Jalisco State, Mexico, comprises approximately 7,840 hectares of mineral rights and approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of land at the mill site. The Company owns 100% of the San Martin Silver Mine, a producing mining property.

The San Martin Silver Mine has reserves and resources. The Company has separated the proven and probable reserves and is carrying the associated asset categorized with other producing properties, and the value beyond proven and probable is being categorized with exploration properties.

(c) Chalchihuites Group Properties, Zacatecas

On June 8, 2004, the Company entered into an option agreement to purchase five mining concessions and one mining exploration concession covering with a total of 88.84 hectares located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate amount of US$4,000,000 payable over a three-year period to June 8, 2007 and incurring a total of US$500,000 of expenditures on the property over the same three-year period.

On July 7, 2004, the Company entered into an option agreement to acquire ten additional concessions comprising of 204 hectares adjoining the north-west boundary of the land package. The total consideration is US$1,650,000 payable over a three-year period. The terms of this option agreement were satisfied in the quarter ended March 31, 2007. In connection therewith, a finder's fee in the amount of $77,808 (US$68,422) was paid to a director of the Company.

**4. MINERAL PROPERTY INTERESTS (continued)**

(c) Chalchihuites Group Properties, Zacatecas (continued)

On August 29, 2005, the Company entered into an option agreement to acquire the La Esperanza and the San Rafael mining concessions comprising approximately 29 hectares in the Chalchihuites area for a total purchase price of US$175,000 payable over a three-year period.

At March 31, 2007, US$3,730,000 had been paid pursuant to these option agreements.

A finder's fee in the aggregate of US$173,127 (2006 - US$303,750) is payable to a director of the Company in the event that the remaining option agreements are exercised.

(d) Candameña Mining District Property, Chihuahua

In December 2004, the Company signed two option agreements for the purchase of the Candameña Mining District Property ("Candameña") located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares. The payment schedule to one of the agreements was amended on May 24, 2005, November 30, 2006 and March 26, 2007 and a 1% NSR, payable up to a maximum of US$4,000,000, was cancelled on November 30, 2006.

Future option payments now amount to US$7,600,000 over a four-year period (US$1,025,000 paid as at March 31, 2007) pursuant to the terms of the amended option agreements.

(e) Quitaboca Silver Project, Sinaloa, Mexico

On November 25, 2004, the Company entered into an option agreement with Consorcio Minero Latinamericano, S.A. de C.V. ("Consorcio"), a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims (the "Quitaboca Silver Project") covering 3,718 hectares located in the State of Sinaloa, Mexico. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments through November 25, 2010 (US$275,000 paid as at March 31, 2007). A 2.5% NSR on the claims may be purchased for an additional US$500,000 at any time during the term of the agreement or for a period of 12 months thereafter.

## 5. ACQUISITION OF MINERA LA ENCANTADA S.A. DE C.V.

In December 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C.V. ("La Encantada"), a Mexican mining company owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S. A. de C.V. for the purchase price of US$3,250,000 and a 4% NSR. La Encantada's primary asset is the La Encantada Silver Mine in Coahuila State, Mexico. A non-refundable deposit of US$1,000,000 was made on the date of the agreement and the balance was paid upon closing on March 20, 2007. Pursuant to the terms of the agreement, the Company exercised its option to acquire the 4% NSR in exchange for 382,582 common shares at a value of $5.23 per share and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period. The warrants were valued at $333,443 using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.02%, estimated volatility of 72%, expected life of 2 years and expected dividend yield of 0%).

At closing, all royalties underlying the La Encantada Silver Mine, including the royalty agreement with Desmin, were cancelled.

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

| | | |
|---|---|---|
| Consideration: | | |
| Cash paid (US$3,250,000) | $ | 3,798,896 |
| 382,582 common shares issued | | 2,000,904 |
| Fair value of 191,291 share purchase warrants issued | | 333,443 |
| | $ | 6,133,244 |
| Allocation of purchase price | | |
| Net working capital | $ | - |
| Mineral property interests | | 7,032,536 |
| Plant and equipment | | 4,155,290 |
| Asset retirement obligation | | (2,305,800) |
| Future income taxes | | (2,748,782) |
| | $ | 6,133,244 |

The preliminary determination of the fair value of the La Encantada's assets and liabilities acquired is based on management's best estimate at the date of these financial statements. The Company has not completed its assessment of the fair value of the assets acquired which includes obtaining independent valuations for certain assets and liabilities, and expects to complete the process and finalize its estimates in the fiscal year. Any changes to the preliminary allocation of fair value of the La Encantada net assets acquired will be recorded in the period they are determined.

## 6. PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

| | March 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| La Parrilla Silver Mine | 16,510,420 | 468,697 | 16,041,723 | 13,835,500 | 416,209 | 13,419,291 |
| San Martin Silver Mine | 6,142,723 | 888,900 | 5,253,823 | 6,116,717 | 213,952 | 5,902,765 |
| La Encantada Silver Mine | 4,592,563 | 71,155 | 4,521,408 | 435,225 | 57,268 | 377,957 |
| Other | 219,608 | 49,984 | 169,624 | 104,303 | 27,634 | 76,669 |
| | 27,465,314 | 1,478,736 | 25,986,578 | 20,491,745 | 715,063 | 19,776,682 |

Details by specific assets are as follows:

| | March 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| Land | 993,701 | - | 993,701 | 66,049 | - | 66,049 |
| Automobile | 268,983 | 4,020 | 264,963 | 262,552 | 18,317 | 244,235 |
| Buildings | 1,691,989 | 82,681 | 1,609,308 | 1,005,504 | 71,551 | 933,953 |
| Machinery and equipment | 10,302,654 | 1,314,477 | 8,988,177 | 7,751,740 | 577,649 | 7,174,091 |
| Computer equipment | 266,936 | 38,486 | 228,450 | 48,646 | 12,686 | 35,960 |
| Office equipment | 163,867 | 39,071 | 124,796 | 184,759 | 34,605 | 150,154 |
| Construction in progress | 13,777,183 | - | 13,777,183 | 11,172,495 | 255 | 11,172,240 |
| | 27,465,313 | 1,478,735 | 25,986,578 | 20,491,745 | 715,063 | 19,776,682 |

## 7. SHARE CAPITAL

(a) ***Authorized*** - unlimited number of common shares without par value

| ***Issued*** | March 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Shares | $ | Shares | $ |
| Balance - beginning of period | 51,698,630 | 103,466,619 | 35,038,157 | 43,780,469 |
| Issued during the period | | | | |
| For cash: | | | | |
| Exercise of options | 517,500 | 1,242,450 | 255,000 | 579,750 |
| Exercise of warrants | 812,500 | 1,828,125 | 184,316 | 414,711 |
| Private placements | - | - | 4,429,250 | 12,419,500 |
| For exercise of special warrants | - | - | 7,000,000 | 22,885,359 |
| For First Silver Arrangement | 375 | 1,815 | 4,791,907 | 23,192,830 |
| For acquisition of La Encantada (Note 5) | 382,582 | 2,000,904 | - | - |
| Transfer of contributed surplus for stock options exercised | - | 518,750 | - | 194,000 |
| Balance - end of the period | 53,411,587 | 109,058,663 | 51,698,630 | 103,466,619 |

## 7. SHARE CAPITAL (CONTINUED)

### *(b) Stock Options*

In September 2006, the Company adopted a new stock option plan (the "2006 Plan") to replace the previous stock option plan, approved by the Company's shareholders on December 15, 2005. The maximum number of shares reserved for issuance under the 2006 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the period ended March 31, 2007, are as follows:

| | March 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price ($) | Weighted Average Remaining Life | Number of Shares | Weighted Average Exercise Price ($) | Weighted Average Remaining Life |
| Balance, beginning of the period | 5,052,500 | 3.30 | 2.34 years | 2,954,600 | 2.43 | 1.46 years |
| Granted | 355,000 | 5.02 | 3.88 years | 2,427,900 | 4.26 | 3.86 years |
| Exercised | (517,500) | 2.40 | 0.52 years | (255,000) | 2.27 | 0.31 years |
| Cancelled or expired | - | - | - | (75,000) | 3.97 | 1.53 years |
| Balance, end of the period | 4,890,000 | 3.53 | 2.35 years | 5,052,500 | 3.30 | 2.34 years |

The following table summarizes both the stock options outstanding and those that are exercisable at March 31, 2007:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 4.35 | 100,000 | - | April 1, 2007 (see Note 14(c)) |
| 4.32 | 75,000 | - | April 1, 2007 (see Note 14(c)) |
| 4.30 | 37,500 | - | April 1, 2007 (see Note 14(c)) |
| 2.39 | 30,000 | 30,000 | April 18, 2007 |
| 1.80 | 360,000 | 360,000 | June 21, 2007 |
| 2.10 | 25,000 | 25,000 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 225,000 | 168,750 | December 16, 2007 |
| 1.79 | 190,000 | 190,000 | January 12, 2008 |
| 3.75 | 25,000 | 18,750 | March 8, 2008 |
| 4.05 | 100,000 | 75,000 | March 20, 2008 |
| 2.10 | 240,000 | 240,000 | November 9, 2008 |
| 2.45 | 650,000 | 487,500 | December 16, 2008 |
| 5.04 | 49,600 | 24,800 | April 25, 2008 |
| 4.55 | 25,000 | 12,500 | July 6, 2008 |
| 3.29 | 50,000 | 12,500 | October 16, 2008 |
| 3.28 | 100,000 | 25,000 | October 17, 2008 |
| 3.28 | 12,500 | 6,250 | June 13, 2009 |
| 4.32 | 945,400 | 236,350 | December 6, 2009 |
| 5.50 | 200,000 | 50,000 | February 1, 2010 |
| 4.30 | 500,000 | 250,000 | June 19, 2011 |
| 4.32 | 245,000 | 61,250 | December 6, 2011 |
| 4.41 | 400,000 | 100,000 | December 22, 2011 |
| 5.00 | 155,000 | 38,750 | February 7, 2012 |
| | 4,890,000 | 2,562,400 | |

## 7. SHARE CAPITAL (CONTINUED)

### (b) *Stock Options (continued)*

During the period ended March 31, 2007, the Company granted stock options to directors, officers, employees and consultants to purchase 355,000 shares of the Company. Pursuant to the Company's policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $919,344 has been recorded as an expense in the period relating to stock options.

The fair value of stock options granted is estimated using the *Black-Scholes Option Pricing Model* with the following weighted average assumptions:

| | March 31, 2007 | December 31, 2006 |
|---|---|---|
| Risk-free interest rate | 4.2% | 3.9% |
| Estimated volatility | 70.8% | 80.5% |
| Expected life | 2.2 years | 2.9 years |
| Expected dividend yield | 0% | 0% |

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

### (c) *Share Purchase Warrants*

The changes in share purchase warrants for the period ended March 31, 2007 are as follows:

| | March 31, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry |
| Balance, beginning of the year | 8,766,271 | 4.02 | 1.12 years | 2,693,139 | 2.44 | 1.38 years |
| Issued (i) | 191,291 | 6.81 | 2.00 years | 6,257,448 | 4.65 | 1.50 years |
| Exercised | (812,500) | 2.25 | 0.65 years | (184,316) | 2.25 | 1.02 years |
| Balance, end of the year | 8,145,062 | 4.27 | 0.93 years | 8,766,271 | 4.02 | 1.12 years |

(i) The Company issued 191,291 warrants exercisable at a price of $6.81 per share for a two-year period as part of the acquisition of La Encantada (Note 5).

The following table summarizes the share purchase warrants outstanding at March 31, 2007:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 196,323 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,499,999 | October 20, 2007 |
| 2.60 | 1,500,000 | December 14, 2007 |
| 4.25 | 2,337,449 | November 27, 2008 |
| 6.81 | 191,291 | March 20, 2009 |
| | 8,145,062 | |

## 8. CONTRIBUTED SURPLUS

The components of contributed surplus are as follows:

| | March 31, 2007<br>$ | December 31, 2006<br>$ |
|---|---|---|
| Balance, beginning of the period | 11,720,436 | 4,272,294 |
| Stock option expense during the period | 919,344 | 1,558,892 |
| Fair value of First Majestic options exchanged for First Silver options | - | 173,250 |
| Conversion of special warrants | - | 2,607,000 |
| Warrants issued during the period | 333,443 | 3,046,000 |
| Finder's warrants issued during the period | - | 257,000 |
| Transfer to share capital for options exercised during the period | (518,750) | (194,000) |
| | 12,454,473 | 11,720,436 |

## 9. RELATED PARTY TRANSACTIONS

During the period ended March 31, 2007, the Company:

(a) incurred $47,408 (2006 - $34,743) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $nil (2006 - $9,000) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $47,527 (2006 - $32,501) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

(d) paid $77,808 (US$68,422) (2006 - $nil) to a director of the Company as a finder's fee upon the completion of the acquisition of the San Juan Silver Mine which forms part of the Chalchihuites Group Properties.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

## 10. SEGMENTED INFORMATION

The Company considers that it has four operating segments. These reportable operating segments are summarized in the table below.

| | Three months ended March 31, 2007 | | | | |
|---|---|---|---|---|---|
| | El Pilon Mexican operations | First Majestic Mexican operations | Desmin and La Encantada Mexican operations | Corporate and other eliminations (1) | Totals |
| Silver sales | $ 4,650,488 | $ 1,555,416 | $ 3,952,717 | $ - | $ 10,158,621 |
| Cost of sales | 3,930,350 | 1,277,133 | 1,575,408 | - | 6,782,891 |
| Selling, general and administrative expenses | 221,514 | 305,373 | 436,274 | 2,190,710 | 3,153,871 |
| Amortization, depreciation and depletion | 1,805,152 | 97,642 | 115,966 | 22,350 | 2,041,110 |
| Loss (earnings) from operations | (1,306,528) | (124,732) | 1,825,069 | (2,213,060) | (1,819,251) |
| Net interest and other income | (347,963) | 429,544 | (12,312) | (389,681) | (320,412) |
| Income tax expense | 60,310 | - | 861,926 | - | 922,236 |
| Net earnings (loss) | (1,714,801) | 304,812 | 950,831 | (2,602,741) | (3,061,899) |
| Total long lived assets | 125,485,315 | 30,366,604 | 11,685,545 | 169,624 | 167,707,088 |

(1) All corporate operations are in Canada.

| | Three months ended March 31, 2006 | | | | |
|---|---|---|---|---|---|
| | El Pilon Mexican operations | First Majestic Mexican operations | Desmin and La Encantada Mexican operations | Corporate and other eliminations (1) | Totals |
| Silver sales | $ - | $ 671,435 | $ - | $ - | $ 671,435 |
| Cost of sales | - | 596,949 | - | - | 596,949 |
| Selling, general and administrative expenses | - | 84,096 | - | 802,194 | 886,290 |
| Amortization, depreciation and depletion | - | 233,659 | - | 2,121 | 235,780 |
| Loss (earnings) from operations | - | (265,526) | - | (804,315) | (1,069,841) |
| Net interest, income and other items | - | 53,487 | - | 20,356 | 73,843 |
| Income tax recovery | - | - | - | - | - |
| Net earnings (loss) | - | (212,039) | - | (783,959) | (995,998) |
| Total long lived assets | - | 12,348,607 | - | 31,213 | 12,379,820 |

(1) All corporate operations are in Canada.

## 11. CONTINGENT LIABILITIES

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Canada whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however the outcome of this litigation is not presently determinable.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The maximum potential remittance is approximately $3.58 million however the Company believes it has substantial defences to any claims.

In July 2006, an action was commenced against the Company by a former executive who alleges that the Company breached a March 2005 stock option agreement. The plaintiff is seeking money damages or, if the court finds this inappropriate, 25,000 common shares of the Company plus interest. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

## 12. OTHER LONG TERM LIABILITIES

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future installments. The bank failed to advance the fully agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the advance received from the bank, but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $1,419,712. The Company recorded this liability at its best estimate of fair value in the amount of $1,286,788 as part of the acquisition of First Silver.

## 13. COMMITMENTS

Under Mexican regulations, employees (excluding directors and senior management) are eligible for a profit sharing bonus of 10% of annual profit (before taxes). The amount of the profit sharing bonus accrued as a component of cost of sales at March 31, 2007 is $413,475 (2006 - $nil) which will be paid to the employees of certain subsidiaries in May 2007.

## 14. SUBSEQUENT EVENTS

Subsequent to March 31, 2007:

(a) The Company issued 40,000 common shares for proceeds of $89,600 pursuant to the exercise of stock options.

(b) The Company issued 205,000 common shares for proceeds of $816,250 pursuant to the exercise of share purchase warrants.

(c) The Company cancelled 100,000 stock options exercisable at a price of $4.35 per share originally expiring on April 15, 2008, 75,000 stock options exercisable at a price of $4.32 per share originally expiring on December 6, 2009 and 37,500 stock options exercisable at a price of $4.30 per share originally expiring on June 19, 2011.

(d) The Company issued 750 shares at a price of $4.84 per share for First Silver shares tendered pursuant to the Arrangement.

(e) On May 10, 2007, the Company completed a private placement of Special Warrants for gross proceeds of $34,415,000. A total of 6,883,000 Special Warrants were sold at a price of $5.00 per Special Warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters"). Each Special Warrant is exercisable for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date (July 26, 2007), each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 expiring on November 10, 2008. The Underwriters received a commission of 5.5% of the gross proceeds of the offering at closing.

(f) In May 2007, the Company entered into an office premises lease for a period of four years and eight months commencing August 1, 2007. The premises lease commits the Company to a net annual rental expense of $47,030 in 2007, $112,872 in 2008 through 2011, and $28,210 in 2012. Additional annual operating costs are estimated at $106,056 per year ($8,838 per month) over the term of the lease. The Company provided a deposit of two months of rent equaling $42,879.

## SCHEDULE "A"

## FIRST MAJESTIC SILVER CORP.

## (FORMERLY FIRST MAJESTIC RESOURCE CORP.)

## CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

## FOR THE PERIOD ENDED MARCH 31, 2007

| | La Parrilla | San Martin | Chalchihuites | Candamena | Quitaboca | La Encantada | Total |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| **Balance - beginning of the period** | 6,319,008 | 124,777,077 | 3,798,219 | 1,993,465 | 221,416 | 1,761,699 | **138,870,884** |
| **Expenditures during the period** | | | | | | | |
| Consulting | - | - | 316,306 | 37,120 | - | - | **353,426** |
| Filing fees | 3,082 | - | 3,388 | 7,487 | - | - | **13,957** |
| Mine exploration costs | 393,813 | 569,378 | 88,982 | 97,468 | 59,051 | 132,341 | **1,341,033** |
| Reports and assays | - | - | - | - | - | - | **-** |
| | 396,895 | 569,378 | 408,676 | 142,075 | 59,051 | 132,341 | **1,708,416** |
| **Acquisition costs during the period (net)** | 283,259 | - | 882,932 | 117,359 | - | 7,032,536 | **8,316,086** |
| Less: write off of mineral properties | - | - | - | - | - | - | **-** |
| Less: depletion | (17,746) | (1,435,385) | - | - | - | - | **(1,453,131)** |
| Less: amortization of mining rights | - | - | - | - | - | (110,623) | **(110,623)** |
| Cumulative translation adjustment | - | (3,980,102) | - | - | - | (58,887) | **(4,038,989)** |
| **Balance, end of the period** | **6,981,416** | **119,930,968** | **5,089,827** | **2,252,899** | **280,467** | **8,757,066** | **143,292,643** |

(See Note 4)


RECEIVED
2008 APR -2 A 6: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


FIRST MAJESTIC
SILVER CORP.

# Management's Discussion and Analysis

**For the three-months ended March 31, 2007**

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

# FIRST MAJESTIC SILVER CORP.
# (FORMERLY FIRST MAJESTIC RESOURCE CORP.)
# MANAGEMENT'S DISCUSSION & ANALYSIS

***Forward-Looking Statements***

*Except for statements of fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company's Annual Information Form under the heading "Risk Factors". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.*

## 1.0 Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of First Majestic Silver Corp. ("First Majestic" or "the Company") should be read in conjunction with the accompanying interim consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements for the six-month transition year ended December 31, 2006. Additional information on the Company, including the Company's Annual Information Form, is also available on SEDAR at www.sedar.com.

Pursuant to a resolution passed by shareholders on September 7, 2006, the Company changed its name from "First Majestic Resource Corp." to "First Majestic Silver Corp." on November 22, 2006.

This MD&A of First Majestic relates to the consolidated operations of the Company and its five wholly owned subsidiaries: Minera La Encantada S.A. de C.V. ("La Encantada"), Desmin S.A. de C.V. ("Desmin"), First Majestic Resources Mexico, S.A. de C.V. ("FMR Mexico"), First Silver Reserve Inc. ("First Silver") and its wholly owned subsidiary Minera El Pilon S.A. de C.V. ("El Pilon").

For added clarity and transparency, the operations of the subsidiaries consist of the following mines and properties:

| Subsidiaries: | Mine and Mill | Exploration Properties |
|---|---|---|
| First Silver and El Pilon | San Martin Silver Mine | San Martin property<br>Quitaboca Silver Project |
| FMR Mexico | La Parrilla Silver Mine | La Parrilla property<br>Chalchihuites Properties<br>Candamena Mining District |
| La Encantada and Desmin | La Encantada Silver Mine | La Encantada property |

During the period ended December 31, 2006, the Company changed its fiscal year-end from June 30 to December 31 to be consistent with the fiscal year ends of its operating subsidiaries. To facilitate the change, the Company reported a one-time, six-month transition year covering the six month period ended December 31, 2006. Subsequent to the transition year, the first full financial year will cover the period January 1, 2007 to December 31, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

All information contained in this MD&A is as of May 30, 2007, unless otherwise stated.

***Qualified Persons***

Unless otherwise indicated Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company who has reviewed the technical information herein for the San Martin Silver Mine. The Company has in the past relied upon Jan Helsen, PhD, as the Qualified Person for National Instrument 43-101 technical reports on the La Parrilla Silver Mine and the La Encantada Silver Mine. Reports can be found on www.sedar.com.

## 1.1 Background

***Nature of Business***

The Company is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The common shares of the Company trade on the TSX Venture Exchange under the symbol "FR". The common shares are also quoted on the "Grey Market" in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

## 1.2 Overall Operating Performance and Highlights

- As of the date of this report, silver producing operations of the Company are carried out through three operating segments being the La Parrilla Silver Mine, the La Encantada Silver Mine, and the San Martin Silver Mine.
- Sales revenue for the quarter ended March 31, 2007, increased significantly to $10,158,621 representing a 24.8% increase from the prior quarter's revenues of $8,138,284, and a 1,415% increase from the same quarter revenues ended March 31, 2006 of $671,435.
- Mine earnings (cash basis) for the quarter ended March 31, 2007 increased to $3,375,730 representing a 1,165% increase from the prior quarter's mine earnings of $266,767, and an increase of 4,432% from mine earnings of $74,486 for the quarter ended March 31, 2006.
- The average realized silver price was $15.00 (US$12.80) per ounce of silver for the three months ended March 31, 2007, compared to $13.70 (US$12.03) per ounce for the quarter ended December 31, 2006 and $10.06 (US$8.72) per ounce for the quarter ended March 31, 2006.
- For the quarter ended March 31, 2007, the Company's three operating mines produced a combined 753,442 ounces of silver equivalent at a cash cost of $10.02 (US$8.55) per ounce of silver which consisted of 719,993 ounces of silver, 519 ounces of gold and 327,818 pounds of

lead. Production for the quarter increased by more than 31% compared to the prior quarter's production of 574,704 ounces of silver equivalent, and was an increase of 1,290% over the 59,329 ounces of silver equivalent produced in the quarter ended March 31, 2006. Of the silver produced in the period, a total of 677,241 equivalent ounces was sold at an average sales price of $15.00 in the quarter (US$12.80), and an average cost to produce of $10.02 (US$8.55), and the balance remained in inventory at the end of the quarter.

- Average cost of production per ounce of silver has reduced by 27% from $13.70 (US$12.03) for the six month transitional period ended December 31, 2006, to $10.02 (US$8.55) for the three months ended March 31, 2007. The Company does not reduce the costs of production by credits for silver equivalents, as is the practice of many other silver mining companies, and has chosen to recognize the credits in revenues of the period in which the silver equivalents are sold.

**First Majestic Silver Non-GAAP Measures**

| | March 31, | | December 31, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2006 | 2005 |
| Cash Cost Calculations | | | | |
| Silver Sales in ounces of equivalent | 677,241 | 59,329 | 574,704 | 56,000 |
| Average realized price per ounce (CAD$) | 15.00 | 11.32 | 14.16 | 8.65 |
| Average realized price per ounce (US$) | 12.80 | 9.80 | 12.44 | 7.38 |
| Total silver revenues | 10,158,621 | 671,435 | 8,138,284 | 484,647 |
| Cash cost of sales | 6,782,891 | 596,949 | 7,871,517 | 570,939 |
| Mine earnings (cash basis) | 3,375,730 | 74,486 | 266,767 | (86,292) |
| Cash cost per ounce of Silver (CAD$) | 10.02 | 10.06 | 13.70 | 10.20 |
| Cash cost per ounce of Silver (US$) | 8.55 | 8.72 | 12.03 | 8.69 |

**"Cash Cost per ounce"** is a non-GAAP measure derived from the total direct costs of ounces produced (including mine site administration costs) less depletion and depreciation and other non-cash items. Cash costs per ounce and Mine Earnings (cash basis) are presented in this report as we believe they represent an industry standard of comparison; however it does not have a standardized meaning under GAAP. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. First Majestic does not record equivalent silver credits as reductions in cost of sales, and instead records silver credits as additional sales revenues from the sale of silver equivalents.

- On March 20, 2007, the Company completed the acquisition of Minera La Encantada S.A. de C.V. ("La Encantada"), a Mexican mining company whose primary asset is the La Encantada Silver Mine located at the Coahuila State in Mexico.
- Subsequent to the period end, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc.

### *Acquisition of Desmin S.A. de C.V.*

In August 2006, in advance of the Company acquiring Minera La Encantada S.A. de C.V. (see next section below), the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of Desmin, a privately held Mexican mining company. The Company agreed to pay US$1.5 million over a six-month period for all the issued and outstanding shares of Desmin, resulting in Desmin becoming a wholly owned subsidiary of the Company. The first payment of

US$500,000 was made on November 1, 2006. During the quarter ended March 31, 2007, the Company made the second payment of US$500,000 due on January 31, 2007, and the final payment of US$500,000 was made on April 30, 2007. The results of operations of Desmin were consolidated into the operations of the Company beginning on November 1, 2006. As the Company acquired La Encantada in the current quarter, Desmin and La Encantada are now considered to be the same operating segment, as together they are responsible for the operations of the La Encantada Silver Mine.

Desmin's primary asset is an exploitation contract which covers the operation of the La Encantada Silver Mine located in Coahuila State, Mexico. The exploitation contract gave Desmin the right to exploit all properties within a 986 hectare mining claim land package, including the operations of the mine and mill and all the ancillary installations and associated equipment. Prior to the Company acquiring La Encantada, Desmin paid to La Encantada a sliding scale Net Smelter Return ("NSR") royalty of 5% to 11% based on silver prices of US$4.40 to US$7.50 per ounce. An amount of $319,580 (US$272,772) was paid by Desmin to La Encantada in the quarter ended March 31, 2007, representing the production and shipment of 185,929 ounces of silver equivalent ounces in concentrate prior to the acquisition of La Encantada, and the subsequent cancellation of this royalty arrangement. (see "Acquisition of Minera La Encantada S.A. de C.V." below).

***Acquisition of Minera La Encantada S.A. de C.V.***

In December 2006, the Company signed a letter agreement to acquire 100% of the issued and outstanding shares of La Encantada, a Mexican mining company previously owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S. A. de C.V. (collectively referred to as "Peñoles") for the purchase price of US$3,250,000 and a 4% NSR. La Encantada's primary asset is the La Encantada Silver Mine located in the Coahuila State, Mexico. A non-refundable deposit of US$1,000,000 was made on the signing of the agreement in December 2006 and the balance was paid on closing, on March 20, 2007. Consistent with the terms of the letter agreement, the Company acquired the 4% NSR by issuing to Peñoles 382,582 common shares on March 20, 2007 at a value of $5.23 per share ($4.54 per share on December 18, 2006 upon entering into the agreement) and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period. At closing, all royalties underlying the La Encantada Silver Mine, including the royalty agreement with Desmin, were cancelled.

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

| | | |
|---|---|---|
| Consideration: | | |
| Cash paid (US$3,250,000) | $ | 3,798,896 |
| 382,582 common shares issued | | 2,000,904 |
| Fair value of 191,291 share purchase warrants issued | | 333,443 |
| | $ | 6,133,244 |
| Allocation of purchase price | | |
| Net working capital | $ | - |
| Mineral property interests | | 7,032,536 |
| Property, plant and equipment | | 4,155,290 |
| Asset retirement obligation | | (2,305,800) |
| Future income taxes | | (2,748,782) |
| | $ | 6,133,244 |

The preliminary determination of the fair value of the La Encantada's assets and liabilities acquired is based on management's best estimate at the date of these financial statements. The Company has not completed its assessment of the fair value of the assets acquired which includes obtaining

independent valuations for certain assets and liabilities, and expects to complete the process and finalize its estimates in the fiscal year. Any changes to the preliminary allocation of fair value of the La Encantada net assets acquired will be recorded in the period they are determined.

***La Parrilla Silver Mine, Durango, Mexico***

The wholly owned La Parrilla Silver Mine is located between the cities of Durango and Zacatecas in west central Mexico.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions surrounding the La Parrilla Silver Mine. The Company has the right to purchase all the mining concessions, the mines, the data of historical diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000, payable over a period of two years. In addition to these payments, the agreements require a royalty payment of 1.5% NSR with a maximum ceiling amount of US$2,500,000. The Company has the option to purchase the royalty stream at any time for US$2,000,000. At March 31, 2007, option payments totalling US$1,472,040 had been made by the Company.

During the three months ended March 31, 2007, 30,850 tonnes of ore were processed with an average head grade of 180 grams/tonne silver resulting in 140,381 equivalent ounces of silver produced with a recovery of 70% consisting of 123,987 ounces of silver, 91 ounces of gold and 196,330 pounds of lead. Total cash costs remained high at US$11.14 per ounce primarily due to low production numbers during the start up phase of the new mill.

In January 2007, the expanded mill was commissioned and a ramp up of production commenced. The new 800 tpd mill start up process has taken longer than estimated due to delays in deliveries of equipment and the primary and secondary crushing area and tailings thickeners requiring upgrading due to the additional ore being fed through the mill. These issues were resolved as they occurred resulting in mill volumes reaching close to capacity in the second quarter.

In order to prepare for increased production levels within the mine, a permit application for a new tailings dam was prepared and presented to the Mexican environmental authorities in December 2006. The final permitting approvals were received on April 30, 2007. The contract for construction of the new tailings dam has been assigned and the construction is expected to be completed during the third quarter.

Development in the various mining areas within the La Parrilla property package continued with two objectives; first to prepare the necessary number of production stopes and second to upgrade the resources to reserves and define additional resources. A total of 1,724 meters of development were completed in the period focusing on Rosarios-La Rosa, Quebradillas, San Marcos mine and La Blanca area.

During the period, as a part of our aggressive exploration plan, 26 diamond drill holes with a total of 7,213 meters were completed. The focus was on several different areas within the property with the objective of increasing the present resources, assisting in mining activity and further directing the exploration and development program.

As a result of encouraging results from the ongoing drilling program and the discovery of new areas of interest, the Company acquired through staking two additional large land blocks. The Company staked 18,466 hectares surrounding the original 3,424 hectare La Parrilla land position and an adjacent land block of 31,347 hectares for a new grand total of 53,237 hectares. The Company is awaiting registration confirmation from the Mexican authorities on both new land blocks.

*San Martin Silver Mine, Jalisco, Mexico*

The wholly owned San Martin Silver Mine is located near the town of San Martin de Bolaños on the Bolaños River in Northern Jalisco State, Mexico, and was the Company's largest silver producing mine in 2006.

In the three months ended March 31, 2007, the San Martin mine and mill processed 60,575 tonnes of ore with an average grade of 182 grams of silver per tonne resulting in 304,933 ounces of silver, 428 ounces of gold and 13,691 pounds of lead. This represents 326,687 ounces of silver equivalent at a cash cost of US$9.82 per ounce at a recovery of 86%.

During the quarter the Company completed 1,898 meters of development focusing on areas for mining in the upper part of the Zuloaga vein, such as the La Escondida and Pinolea areas. The Company has also initiated exploration at the old Rosario mine and has completed 1,436 meters of diamond drilling which included 653 meters of surface drilling over three holes and 783 meters of underground drilling covering 13 holes.

*La Encantada Silver Mine, Coahuila State, Mexico*

During the three months ended March 31, 2007, 45,222 tonnes of ore were processed with an average head grade of 324 grams/tonne silver resulting in 298,402 equivalent ounces of silver produced consisting of 291,073 ounces of silver and 117,796 pounds of lead. Total cash costs were US$6.44 per ounce and recoveries were 62%.

Of the total tonnage milled, 25,901 tonnes were produced from the mine with an average grade of 432 grams/tonne Ag and 19,423 tonnes grading 129 grams/tonne Ag of old dumps where screened with a new screening plant purchased during the quarter. Mill rates reached an average of 65% of installed capacity during the quarter.

The La Encantada Silver Mine, in the short time it has been owned by the Company, has exceeded management's expectations of the potential of the mine and surrounding area. Management has commissioned a new technical report which it expects will recommend an investment plan in mine infrastructure development and diamond drill program.

During the quarter, the Company also staked additional land surrounding the original 985 hectares, increasing the total La Encantada Silver Mine land package to 2,826 hectares. The Company is awaiting registration confirmation from the Mexican authorities on the new land blocks.

*Chalchihuites Group of Properties, Zacatecas, Mexico*

The Company has entered into a number of agreements to acquire mining concessions located in Chalchihuites, Zacatecas, Mexico located approximately 45 kilometres southeast of the La Parrilla Silver Mine. To complete the options, the Company must pay a total of US$5,825,000 in staged cash payments by March 1, 2008 (US$3,730,000 has been paid as at March 31, 2007).

During the three months ended March 31, 2007, the Company completed the acquisition of the San Juan Silver Mine which forms part of the Chalchihuites Group of Properties by making the final

payments of US$500,000 and US$150,000 due January 7, 2007 and July 7, 2007, respectively, pursuant to the agreement. In connection therewith, a finder's fee in the amount of $77,808 (US$68,422) was paid to a director of the Company.

At the Perseverancia Silver Mine, a diamond drill program is underway. During the period, due to topography and angle of the targeted chimney, a 100 metre drift from surface was initiated. The drift was completed in the first quarter and drilling is presently underway to confirm the continuity of the Perseverancia chimneys at depth. A payment of US$2,000,000 is due on June 8, 2007 to complete the acquisition of the Perseverancia Silver Mine. It is not yet determined whether the Company will proceed with this commitment.

***Candameña Mining District Property, Mexico***

The Company has two option agreements for the purchase of the Candameña Mining District Property located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Chihuahua, Mexico. The option agreements include all properties, assets, equipment and all mining concessions consisting of 5,215 hectares. The payment schedules to these agreements were amended on May 24, 2005, November 30, 2006 and March 26, 2007 and a 1% NSR, payable up to a maximum of US$4,000,000, was cancelled on November 30, 2006.

During the quarter, a diamond drill program consisting of seven holes totalling 1,550 meters was completed in order to test the La Verde and La Prieta vein system. Results are presently being evaluated.

To complete the options, the Company must pay a total of US$7,600,000 in staged cash payments by November 29, 2008 (US$1,025,000 has been paid as at March 31, 2007). Option payments totalling US$100,000 which were due on or before February 28, 2007 were paid by the Company.

***Quitaboca Silver Project, Sinaloa, Mexico***

Through the acquisition of First Silver, the Company acquired an option to acquire a 100% interest in the Quitaboca Silver Project consisting of 5,104 hectares located in the State of Sinaloa, Mexico. To complete the option, the Company must pay a total of US$2,500,000 in staged cash payments by November 25, 2010. A 2.5% NSR on the claims may be purchased for US$500,000 during the term of the agreement or for a period of 12 months thereafter. A US$100,000 option payment due May 25, 2007 was met by the Company.

During the three months ended March 31, 2007, the Company completed construction of a road and camp site. An underground drift of 100 meters was completed with the objective of intersecting the Colateral 1 vein. The vein was intersected subsequent to the quarter end and is currently being explored and tested with direct drifting on the vein. Sampling and assaying is in process and results are expected during the second quarter.

Through the acquisition of First Silver, the Company acquired an option to acquire a 100% interest in the Quitaboca Silver Project consisting of 5,104 hectares located in the State of Sinaloa, Mexico. To complete the option, the Company must pay a total of US$2,500,000 in staged cash payments by November 25, 2010. A 2.5% NSR on the claims may be purchased for US$500,000 during the term of the agreement or for a period of 12 months thereafter. A US$125,000 option payment due May 25, 2007 was met by the Company.

## 1.3 Results of Operations

**Three months ended March 31, 2007 compared to three months ended March 31, 2006.**

Revenues increased significantly to $10,158,621 for the three months ended March 31, 2007 compared to the $671,435 for the three months ended March 31, 2006. This is due primarily to the ramping up of production at the La Parrilla Silver Mine, the acquisitions of First Silver and Desmin and the resulting production from the San Martin and La Encantada Silver Mines. Accordingly, mine earnings for the three months ended March 31, 2007 were $3,375,730, up $3,301,244 from $74,486 for the three months ended March 31, 2006.

A loss of $1,819,251 was incurred after general and administrative costs for the three months ended March 31, 2007, compared to a loss of $1,069,840 for the three months ended March 31, 2006. Expenses were significantly higher in amortization, depreciation and depletion due to the addition of the San Martin mine, and additional plant and equipment investments at the La Parrilla mine. Office, administration, and stock based compensation are all higher due to the acquisition of First Silver and the general increase in operations resulting from acquiring the San Martin and the La Encantada mines. Interest expense of $406,264 relates to the purchase of First Silver and will be reduced as a result of making capital payments of $13.3 million each on May 31, 2007 and 2008.

Amortization and depreciation for the period was $504,545, an increase of $453,297 from $51,248 for the three months ended March 31, 2006, due to the addition of the San Martin Silver Mine and the depreciation of its plant and equipment.

Depletion for the period was $1,454,478, an increase of $1,269,946 from $184,532 for the three months ended March 31, 2006, due to the addition of the San Martin Silver Mine and the resulting depletion of the fair value of the producing mining property.

The loss before income taxes increased by $1,143,665 to $2,139,663 for the three months ended March 31, 2007, compared to $995,998 for the three months ended March 31, 2006, due to the higher amortization, depreciation and depletion, and additional operating costs resulting from the extreme growth experienced between this period and the same period in the prior year.

The net loss after taxes increased to $3,061,899 ($0.06 per share) from $995,998 ($0.03 per share) due primarily to the additional amortization, depreciation and depletion, and additional operating expenses being experienced as a result in the large scale growth in the Company from $25.5 million in total assets to $189.7 million in total assets. The growth experienced is as a result of acquiring First Silver, La Encantada and Desmin, as well as the large investments in capital assets in the La Parrilla Silver Mine and mill. By way of comparison, the Company presently has three producing mines with a total operating capacity of 2,600 tonnes per day, whereas on March 31, 2006, only one mine was operating, the La Parrilla Silver Mine which had a capacity of 180 tonnes per day.

### 1.4 Summary of Quarterly Results

The following table presents selected financial information for each of the last eight quarters.

| | Year ended December 31, 2007 | Transition year ended December 31, 2006 | | Year ended June 30, 2006 | | | | Year ended June 30, 2005 |
|---|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Net sales | 10,158,621 | 8,138,284 | 4,616,681 | 2,725,624 | 671,435 | 484,647 | 277,586 | 202,518 |
| Net loss | (3,061,899) | (3,893,758) | (3,694,434) | (3,151,860) | (995,998) | (829,114) | (688,914) | (978,743) |
| Basic and diluted net loss per common share | (0.06) | (0.09) | (0.09) | (0.07) | (0.03) | (0.03) | (0.03) | (0.04) |

The results for the four most recent quarters include the operating results of the San Martin Silver Mine since June 1, 2006, and the La Encantada Silver Mine since November 1, 2006. Accordingly, the net losses are significantly affected by depletion and depreciation of the mine assets. Depletion was $1,454,478 in the current quarter and $1,242,525, $1,498,350 and $1,366,618, respectively, in the prior three quarters while depreciation was $504,545 in the current quarter and $28,357, $327,743 and $74,005, respectively, in the prior three quarters.

In the quarter ended December 31, 2006, the net loss included stock based compensation of $1,400,603 relating to stock options vested during the quarter ($919,344 in the quarter ended March 31, 2007). In addition, management elected not to proceed with the acquisitions of five of the Chalchihuites Group Properties (Beatriz, Esmeraldita, Nueva India, Tayoltita and Verdiosa) and accordingly, the historical investment in these properties totalling $688,766 were written off during the quarter in addition to other exploration costs of $85,488.

In the quarter ended September 30, 2006, the Company expensed mineral property interests totalling $1,895,107 and $191,151, relating to the Dios Padre Silver Project and the La Candelaria Silver Project, respectively.

### 1.5 Liquidity

At March 31, 2007, the Company had a working capital deficit of $5,494,383 and cash and cash equivalents of $8,926,581 compared to working capital of $2,572,831 and cash and cash equivalents of $17,870,712 at December 31, 2006. Current liabilities at March 31, 2007 include the current portion of a long-term vendor liability relating to the Acquisition of First Silver in the amount of $13,341,380, the current portion of a liability relating to the First Silver Arrangement in the amount of $388,836 and a liability relating to the acquisition of Desmin in the amount of $576,450. By the date of this MD&A report, the Desmin liability had been fully paid, and the Company had completed a private placement of special warrants to fund operations and to eliminate the short term liability from the First Silver Arrangement.

On May 10, 2007, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters"). Each special warrant is exercisable for one unit of the Company and will be automatically exercised for one unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date (July 26, 2007), each special warrant will be automatically exercised for 1.08 units. Each unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of

$6.50 expiring on November 10, 2008. The Underwriters received a commission of 5.5% of the gross proceeds of the offering at closing.

Funds surplus to the Company's short-term operating needs are invested in highly liquid short-term investments with maturity of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations.

During the three months ended March 31, 2007, the Company received $1,242,450 pursuant to the exercise of 517,500 stock options and $1,828,125 pursuant to the exercise of 812,500 share purchase warrants. Subsequent to the period end, the Company received an additional $89,600 pursuant to the exercise of 40,000 stock options and $816,250 pursuant to the exercise of 205,000 share purchase warrants.

During the three months ended March 31, 2007, the Company incurred net costs of $2,991,966 (March 31, 2006 - $1,196,616) in respect of expenditures on mineral property interests and $2,448,527 (March 31, 2006 - $429,488) in respect of plant and equipment.

## 1.6 Capital Resources

### Outlook

The Company anticipates that silver, gold, and lead prices will remain strong throughout 2007. Based on current commodity prices we expect all three producing mines to produce increasing cash flows from production (excluding mine depletion and depreciation) during 2007.

On March 28, 2007, the Company announced the filing of a preliminary short form prospectus, and subsequently withdrew the prospectus, due to delays from the securities regulatory authorities in reviewing and approving its NI 43-101 technical reports for its principal properties. As it became unlikely that a receipt for the short form prospectus was going to be issued by securities regulatory authorities within the time required under the short form offering, the Company voluntarily withdrew the short form prospectus and proceeded with a private placement of special warrants in the amount of $34,415,000 which was successfully completed on May 10, 2007. The external financing will be applied to operations and to retire debt related to the purchase of First Silver, and to fund the Company's growing operations. The Company's continued development is dependent on applying the capital raised to continue to expand operations, to generate a break even level of net income, and thereby in the near term to lessen its dependency on future financings.

The Company's primary capital assets consist of three silver producing mineral property interests in Mexico. The La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine are owned 100% by the Company, with the La Encantada mine having been acquired in the current quarter, and the San Martin mine having been acquired in two steps in the quarters ended June 30, 2006, and September 30, 2006. The Company is required to make certain property payments and to incur various amounts in development and exploration costs by certain dates to maintain its interest in certain exploration properties. These dates are outlined in the notes to the interim consolidated financial statements. Furthermore, the Company is required to make certain interest and cash payments to the former shareholders of First Silver.

Future costs to retire assets including dismantling, remediation and ongoing treatment and monitoring of sites are recognized and recorded as liabilities at fair value as at the date the liabilities are incurred. The remediation liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral properties at their initial values and amortized over the

mineral properties useful lives based on a units-of-production method. The present value of the Company's reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

## 1.7 Off-Balance Sheet Arrangements

At March 31, 2007, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company.

## 1.8 Transactions with Related Parties

During the period ended March 31, 2007, the Company:

(a) incurred $47,408 (March 31, 2006 - $34,743) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $nil (March 31, 2006 - $9,000) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $47,527 (March 31, 2006 - $32,501) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

(d) paid $77,808 (US$68,422) (March 31, 2006 - $nil) to a director of the Company as a finder's fee upon the completion of the acquisition of the San Juan Silver Mine which forms part of the Chalchihuites Group Properties.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

## 1.9 Proposed Transactions

The board of directors is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

## 1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company's significant accounting policies and the estimates derived therefrom are included in Note 2 to the annual consolidated financial statements for the six-month transition year

ended December 31, 2006. While all of the significant accounting policies are important to the Company's consolidated financial statements, the following accounting policies, and the estimates derived therefrom, have been identified as being critical:

- Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
- Depletion and Depreciation of Property, Plant and Equipment;
- Reclamation and Remediation Obligations;
- Income Taxes; and
- Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company's assets and, as such, the amortization of these assets has a significant effect on the Company's financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is "more likely than not" to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the *Black-Scholes Option Pricing Model.* Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the year.

## 1.11 Changes in Accounting Policies including Initial Adoption

***Significant accounting changes***

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; and Section 325, Equity.

*(i) Comprehensive income*

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company's net investment in self-sustaining foreign operations. The Company has included in its interim consolidated financial statements, a statement of comprehensive loss for the changes in these items during the first quarter of 2007. Cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"). Generally, gains and losses remain part of the balance of AOCI, until GAAP requires their recognition in net income. Prior financial statements retroactively reflect the classification of the currency translation adjustments on the Company's net investment in self-sustaining operations as a component of other comprehensive loss.

*(ii) Financial Instruments – Recognition and Measurement and Hedges*

Section 3855 establishes standards for recognizing and measuring financial assets, liabilities, and non-financial derivatives. Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interests and other business income. Loans and receivables and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company's consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instrument are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

*Impact on Adoption of Section 1530 and 3855*

The adoption of these four sections had no material impact on the results of operations and financial position of the Company other than the translation adjustment relating to the Company's net investment in self-sustaining subsidiaries is recorded as a component of comprehensive loss for the period in the amount of $3,131,250 and the cumulative translation adjustment at December 31, 2006 in the amount of $7,910,502.

### 1.12 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and advances, accounts payable, arrangement liability and vendor liability. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

All of the Company's mining and exploration activities are carried on outside of Canada. Accordingly, the Company is subject to the risks associated with fluctuations in the rate of exchange of foreign currencies against the Canadian dollar , in particular the Mexican peso, , and the United States dollar. Such fluctuations may materially affect the Company's financial position and results.

In conducting its business, the principal risks and uncertainties faced by the Company centre on metal and mineral prices, development and exploration of its mineral properties, and efficient production of silver doré and concentrate

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

### 1.13 Other MD&A Requirements

(a) Additional information relating to the Company may be found on or in:

- SEDAR at www.sedar.com,
- the Company's Annual Information Form,
- the Company's audited consolidated financial statements for the transition year ended December 31, 2006.

**(b) Outstanding Share Data as of the Report Date**

As of the Report Date, May 30, 2007, the Company has the following securities outstanding:

Issued common shares: 53,657,337 common shares

Stock options:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 1.80 | 360,000 | 360,000 | June 21, 2007 |
| 2.10 | 25,000 | 25,000 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 225,000 | 168,750 | December 16, 2007 |
| 1.79 | 180,000 | 180,000 | January 12, 2008 |
| 3.75 | 25,000 | 18,750 | March 8, 2008 |
| 4.05 | 100,000 | 75,000 | March 20, 2008 |
| 2.10 | 240,000 | 240,000 | November 9, 2008 |
| 2.45 | 650,000 | 487,500 | December 16, 2008 |
| 5.04 | 49,600 | 18,600 | April 25, 2008 |
| 4.55 | 25,000 | 12,500 | July 6, 2008 |
| 3.29 | 50,000 | 6,250 | October 16, 2008 |
| 3.28 | 100,000 | 12,500 | October 17, 2008 |
| 3.28 | 12,500 | 6,250 | June 13, 2009 |
| 4.32 | 945,400 | 236,350 | December 6, 2009 |
| 5.50 | 200,000 | 50,000 | February 1, 2010 |
| 4.30 | 500,000 | 250,000 | June 19, 2011 |
| 4.32 | 245,000 | 61,250 | December 6, 2011 |
| 4.41 | 400,000 | 100,000 | December 22, 2011 |
| 5.00 | 155,000 | 38,750 | February 7, 2012 |
| | 4,637,500 | 2,497,450 | |

Share purchase warrants:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 176,323 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,464,999 | October 20, 2007 |
| 2.60 | 1,475,000 | December 14, 2007 |
| 4.25 | 2,212,449 | November 27, 2008 |
| 6.81 | 191,291 | March 20, 2009 |
| | 7,940,062 | |

Special Warrants:

6,883,000 Special Warrants

Each Special Warrant will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date (July 26, 2007), each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 expiring on November 10, 2008.

## 1.14 Disclosure Controls and Procedures

The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Based upon the recent evaluation of the effectiveness of the disclosure controls and procedures regarding the Company's consolidated financial statements for the period ended March 31, 2007, and this MD&A, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the design and implementation of disclosure controls and procedures were not effective as at and for the period ended March 31, 2007. As noted above, the Company recently completed the acquisition of First Silver in the quarter ended September 30, 2006, Desmin in the quarter ended December 31, 2006, and Minera La Encantada in the current quarter, all of which have resulted in a significant increase in the size, consistency and complexity of operations. There have been difficulties in obtaining timely and necessary information from recently acquired subsidiaries making it difficult to prepare timely consolidations, harmonize record keeping standards, and to ensure consistent administrative and accounting policies with the newly formed group of companies. Due to shortages in manpower, there have been difficulties and delays in reconciliation processes for accounts in recently acquired subsidiaries. Due to the volume of work and skills required to apply Canadian GAAP financial reporting standards to newly acquired subsidiaries, involving complex accounting transactions, management has not yet managed to harmonize disclosure controls and procedures due to the limited period of time since these significant and substantial acquisitions were completed.

**Remedial Action Implemented and Planned**

The Company has taken steps to improve its disclosure controls and procedures through the appointment of more experienced and qualified staff in Mexico and Canada and through the ongoing installation of new accounting systems in all of the Mexican subsidiary locations, and the hiring of specialist contract services to enable the transition to a more professionally controlled organization consistent with the requirements of NI 52-109 and the expectations of shareholders. Significant time has been spent by senior financial staff reviewing the substantive financial results of the Mexican subsidiaries as at December 31, 2006, to ensure the risk of errors is mitigated and minimized. The Company is in the process of documenting and revising disclosure controls and procedures, and internal controls to ensure the adequacy of disclosure controls and procedures and internal controls for financial reporting, commensurate with NI 52-109 and the Company's expanding operations in 2007. Management and senior financial staff will continue to document controls, to closely monitor the financial reporting of its Mexican operations, and may engage additional external specialists where necessary to complete its implementation of appropriate disclosure controls and internal control over financial reporting as soon as possible.

**Form 52-109F2 *Certification of Interim Filings***

I ***Raymond L. Polman, Chief Financial Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.***, (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 31, 2007

*"Raymond L. Polman"*

Raymond L. Polman
Chief Financial Officer

**Form 52-109F2 *Certification of Interim Filings***

I ***Keith Neumeyer, Chief Executive Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.***, (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 31, 2007

*"Keith Neumeyer"*

Keith Neumeyer
Chief Executive Officer

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com




RECEIVED
2008 APR -2 A 6:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE


## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

May 31, 2007

## Highlights from 1st Quarter Financial Statements

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce the financial results of the Company's first quarter ending March 31st, 2007. The full version of the financial statements can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com. The following are highlights only from the first quarter financial results of the Company and shareholders or interested parties are encouraged to review the complete statements for further details.

**Overall Operating Performance and Highlights**

- As of the date of this report, silver producing operations of the Company are carried out through three operating segments being the La Parrilla Silver Mine, the La Encantada Silver Mine, and the San Martin Silver Mine. This period marked the first full quarter of operations in which all three mines operated under the First Majestic umbrella.
- Sales revenue for the quarter ended March 31, 2007, increased significantly to $10,158,621 representing a 24.8% increase from the prior quarter's revenues of $8,138,284, and a 1,415% increase from the same quarter revenues ended March 31, 2006 of $671,435.
- Mine earnings (cash basis) for the quarter ended March 31, 2007 increased to $3,375,730 representing a 1,165% increase from the prior quarter's mine earnings of $266,767, and an increase of 4,432% from mine earnings of $74,486 for the quarter ended March 31, 2006.
- The average realized silver price was $15.00 (US$12.80) per ounce of silver for the three months ended March 31, 2007, compared to $13.70 (US$12.03) per ounce for the quarter ended December 31, 2006 and $10.06 (US$8.72) per ounce for the quarter ended March 31, 2006.
- For the quarter ended March 31, 2007, the Company's three operating mines produced a combined 753,442 ounces of silver equivalent at a cash cost of $10.02 (US$8.55) per ounce of silver which consisted of 719,993 ounces of silver, 519 ounces of gold and 327,818 pounds of lead. Production for the quarter increased by more than 31% compared to the prior quarter's production of 574,704 ounces of silver equivalent, and was an increase of 1,290% over the 59,329 ounces of silver equivalent produced in the quarter ended March 31, 2006. Of the silver produced in the period, a total of 677,241 equivalent ounces was sold at an average sales price of $15.00 in the quarter (US$12.80), and an average cost to produce of $10.02 (US$8.55); the balance remained in inventory at the end of the quarter.
- Average cost of production per ounce of silver has been reduced by 27% from $13.70 (US$12.03) for the six month transitional period ended December 31, 2006, to $10.02 (US$8.55) for the three months ended March 31, 2007. The Company does not reduce its costs of production by other metal credits for silver equivalents, and has chosen to recognize the credits in revenues of the period in which the silver equivalents are sold.
- On March 20, 2007, the Company completed the acquisition of Minera La Encantada S.A. de C.V. ("La Encantada"), a Mexican mining company whose primary asset is the La Encantada Silver Mine located at the Coahuila State in Mexico.
- Subsequent to the period end, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc.
- The loss before income taxes increased by $1,143,665 to $2,139,663 for the three months ended March 31, 2007, compared to $995,998 for the three months ended March 31, 2006, due to the higher amortization, depreciation and depletion, and additional operating costs resulting from the extreme growth experienced between this period and the same period in the prior year.

- The net loss after taxes increased to $3,061,899 ($0.06 per share) from $995,998 ($0.03 per share) due primarily to the additional amortization, depreciation and depletion, and additional operating expenses being experienced as a result in the large scale growth in the Company from $25.5 million in total assets to $189.7 million in total assets. The growth experienced is as a result of acquiring First Silver, La Encantada and Desmin, as well as the large investments in expansion capital at the La Parrilla mine and mill. By way of comparison, the Company presently has three producing mines with a total operating capacity of 2,600 tonnes per day, whereas on March 31, 2006, only one mine was operating, the La Parrilla Silver Mine which had a capacity of 180 tonnes per day.

Management is very encouraged by these positive results from operations. Mr. Neumeyer, President, stated; this is our first quarter where we have had all mines operating to the credit of our own accounts and even though there is still much room for improvement, we are pleased with the direction in which the Company is moving. A lot of work is going into increasing production levels and lowering costs which we anticipate will become more evident over the coming quarters.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company" or "First Majestic")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.601.2010

**Item 2 Date of Material Change**

May 31, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of CCNMatthews.

**Item 4 Summary of Material Change**

Highlights from 1st Quarter Financial Statements

**Item 5 Full Description of Material Change**

The Company announced the financial results of the Company's first quarter ending March 31st, 2007. The full version of the financial statements can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com. The following are highlights only from the first quarter financial results of the Company and shareholders or interested parties are encouraged to review the complete statements for further details.

**Overall Operating Performance and Highlights**

- As of the date of this report, silver producing operations of the Company are carried out through three operating segments being the La Parrilla Silver Mine, the La Encantada Silver Mine, and the San Martin Silver Mine. This period marked the first full quarter of operations in which all three mines operated under the First Majestic umbrella.
- Sales revenue for the quarter ended March 31, 2007, increased significantly to $10,158,621 representing a 24.8% increase from the prior quarter's revenues of $8,138,284, and a 1,415% increase from the same quarter revenues ended March 31, 2006 of $671,435.
- Mine earnings (cash basis) for the quarter ended March 31, 2007 increased to $3,375,730 representing a 1,165% increase from the prior quarter's mine earnings of $266,767, and an increase of 4,432% from mine earnings of $74,486 for the quarter ended March 31, 2006.
- The average realized silver price was $15.00 (US$12.80) per ounce of silver for the three months ended March 31, 2007, compared to $13.70 (US$12.03) per ounce for the quarter ended December 31, 2006 and $10.06 (US$8.72) per ounce for the quarter ended March 31, 2006.
- For the quarter ended March 31, 2007, the Company's three operating mines produced a combined 753,442 ounces of silver equivalent at a cash cost of $10.02 (US$8.55) per ounce of silver which consisted of 719,993 ounces of silver, 519 ounces of gold and 327,818 pounds of lead. Production for the quarter increased by more than 31% compared to the prior quarter's production of 574,704 ounces of silver equivalent, and was an increase of 1,290% over the 59,329 ounces of silver equivalent produced in the quarter ended March 31, 2006. Of the silver produced in the period, a total of 677,241 equivalent ounces was sold at an average sales price of $15.00 in the quarter (US$12.80), and an average cost to produce of $10.02 (US$8.55); the balance remained in inventory at the end of the quarter.
- Average cost of production per ounce of silver has been reduced by 27% from $13.70 (US$12.03) for the six month transitional period ended December 31, 2006, to $10.02 (US$8.55) for the three months ended March 31, 2007. The Company does not reduce its costs of production by other metal credits for silver equivalents, and has chosen to recognize the credits in revenues of the period in which the silver equivalents are sold.
- On March 20, 2007, the Company completed the acquisition of Minera La Encantada S.A. de C.V. ("La Encantada"), a Mexican mining company whose primary asset is the La Encantada Silver Mine located at the Coahuila State in Mexico.

- Subsequent to the period end, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc.
- The loss before income taxes increased by $1,143,665 to $2,139,663 for the three months ended March 31, 2007, compared to $995,998 for the three months ended March 31, 2006, due to the higher amortization, depreciation and depletion, and additional operating costs resulting from the extreme growth experienced between this period and the same period in the prior year.
- The net loss after taxes increased to $3,061,899 ($0.06 per share) from $995,998 ($0.03 per share) due primarily to the additional amortization, depreciation and depletion, and additional operating expenses being experienced as a result in the large scale growth in the Company from $25.5 million in total assets to $189.7 million in total assets. The growth experienced is as a result of acquiring First Silver, La Encantada and Desmin, as well as the large investments in expansion capital at the La Parrilla mine and mill. By way of comparison, the Company presently has three producing mines with a total operating capacity of 2,600 tonnes per day, whereas on March 31, 2006, only one mine was operating, the La Parrilla Silver Mine which had a capacity of 180 tonnes per day.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604 688 3033 Facsimile: 604 601 2010

**Item 9 Date of Report**

May 31, 2007

# *Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México*

*Prepared for*

*First Majestic Silver Corp.*

*May 8, 2007*

*70540*


pincock
allen &
holt

pincock
allen &
holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# *Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México*

*Prepared for*

*First Majestic Silver Corp.*

*May 8, 2007*

*70540*

Prepared by

**Pincock, Allen & Holt**

*Richard Addison, P.E.*
*Leonel Lopez, C.P.G.*

Page

# TECHNICAL REPORT: SAN MARTÍN DE BOLAÑOS SILVER MINE, STATE OF JALISCO, MEXICO

## TABLE OF CONTENTS

CONTENTS (Continued) Page

CONTENTS (Continued) Page

**CONTENTS (Continued)** <u>Page</u>



**TABLES**

## CONTENTS (Continued)

Page



## FIGURES

# 1.0 SUMMARY

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Majestic Silver Corp. (FMS), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín de Bolaños (San Martín) Silver Mine operation, as represented and in operation by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. (El Pilón).

Preparation of this Technical Report for FMS by PAH included a site visit (January 23-26, 2007) to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. This Technical Report is also based on the previous "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" prepared for First Silver Reserve Inc., dated June 23, 2005 and published in SEDAR on July 5, 2005. The PAH site visit also included a visit to El Pilón administrative and support office at Guadalajara city, where Mr. Abel Boyás Delgado, El Pilón Controller, personally provided all requested data on the Company's financial statements.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2006, over 3.9 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 31.7 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined out from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main structure.

## 1.1 *Location*

The San Martín mine is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara. Driving time is four to five hours and flying time is about 45 minutes by commuter or charter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,600 asl. The Distance from the mine to the plant is about 13 km.

UTM coordinates at the central part of the San Martín mine operation area are as follows:

North – 2,375,500; East – 615,000

## 1.2 *Ownership*

Minera El Pilón S.A. de C.V. (El Pilón) is a wholly owned subsidiary of First Silver Reserve Inc., which is based in Vancouver, British Columbia. In 2006 First Silver Reserve Inc. was acquired by First Majestic Resource Corp., which subsequently changed its name to First Majestic Silver Corp. Therefore, First Silver Reserve Inc. and Minera El Pilón, S.A. de C.V. became wholly owned subsidiaries of First Majestic Silver Corp. El Pilón's corporate offices are located in Guadalajara City, México. El Pilón operates the San Martín underground silver mine and ore processing facility near the town of San Martín de Bolaños. Oxidized ore is being mined primarily from the Zuloaga vein and from the adjacent La Blanca Vein. Exploration is on-going on these vein structures, on other sub-parallel and crossing veins that have been rediscovered recently on the San Carlos level, as well as on the Rosario-Condesa vein system. Primary mineralization in sulfides with lead, zinc and copper occurs at the deepest levels, San Juan and San Carlos of the Zuloaga vein.

El Pilón holds 31 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 7,841 hectares. El Pilón also owns 5,131 hectares of mineral rights within 12 mining concessions located in other areas outside the San Martín district, but still in the State of Jalisco. El Pilón also owns eight mining concessions that cover 5,134 hectares in the Quitaboca Silver Project located in the State of Sinaloa. No current activity is reported by El Pilón in those other exploration areas.

## 1.3 *Geology and Mineralization*

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphy is represented by a thick sequence of upper volcanics consisting of approximately 1,000 meters of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 meters. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, all with access from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 meters asl. Production also occurs from the La Blanca vein, a vertical split off of the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall.

The vein has been identified over a strike length of 3 kilometers, with a developed vertical extent of about 350 meters. El Pilón is developing exploration and rehabilitation of workings along crosscutting veins to the Zuloaga structure, at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level; in both cases NS veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 meters to the hanging wall of previously mined narrow structures.

La Blanca vein is a near-vertical split off of the Zuloaga vein that cuts upward through the Zuloaga hanging wall. La Blanca vein is typically irregular and narrow, but where mineralized, has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite and chalcopyrite. Calcite is the predominant gangue mineral.

Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. Access to these veins is from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40□ W and dips 81□ SW. The Condesa workings show mineralization over 150 meters along strike, with mineralized zone ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or are incomplete. These vein trends intersect the Zuloaga vein in an area below mineralized surface outcrops of the vein and represent a potential exploration target.

## 1.4 *Exploration and Project Data*

Exploration potential for finding and developing new resources/reserves in the San Martín de Bolaños district appears to be very promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga vein. The vein has been mapped (Luis Motilla, 1998) on the surface along the outcroppings for about 2 kilometers, over the present workings and several anomalous zones were identified. These surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

Direct exploration development is integrated into the mine preparation programs, and for vein deposits this has proven to be the most effective method of exploration. For the year 2006, El Pilón's program of exploration included drilling 2,607 meters from underground workings and 5,960 meters from surface, in addition to about 780 meters for exploration and drill site access preparation.

For the year 2007, El Pilón intends to develop the drilling program that was planned for the second semester for 2006, and which was not executed due to the change of El Pilón ownership. The drilling program designed for the San Martín mine includes 29 drill holes to explore the La Escondida level and areas below the known ore shoots on the Zuloaga vein. These 29 drill holes with a total of 2000 meters are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in additional resources for the mine. The areas to be investigated

cover an extension of approximately 500,000 $m^2$ of known mineralized portions of the Zuloaga vein. Estimated investment of drilling from underground workings is US$155,000.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent). The exploration drilling program to continue investigation of the San Martín district during 2007 include 13 drill holes with a total depth of 4,600 m designed to explore the Rosario, Condesa – Plomosa, La Mancha, and Cerro Colorado areas at an estimated investment of US$460,000.

## 1.5 *Mining Methods*

Current mine production has been averaging about 775 tonnes per day (tpd) from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Underground loading and haulage is performed with 2 cy, 3 cy and 5 cy LHD's (scooptrams) and 10 to 13 tonne-capacity trucks. Opening sizes are driven at 4.0 meters by 3.5 meters. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. The average productivity in headings is 0.7 meters per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production, and these are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

Ore is trammed to surface with LHD's or low-profile dump trucks and stockpiled at surface dump sites. On the surface, the ore is loaded from stockpiles into 22-tonne trucks for transport to the mill some 15 kilometers away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

## 1.6 *Processing Facilities*

Channel, exploration, mine development and production, and plant samples are sent to El Pilón's on site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic

absorption for lead and zinc in geology samples have become routine. To evaluate sample quality control, El Pilón performs multiple assays, up to three times on some samples, and periodic check analyses on samples. Since 2004, El Pilón has sent about 10 samples each month to ALS Chemex Laboratories, an independent commercial laboratory, for duplicate analysis, obtaining good correlation in silver values and poor correlation in gold assays. The latter is probably a consequence of the very low gold content of the samples.

The San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 750 tonnes per day. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crow process. The precipitate is then smelted to produce doré for shipment to commercial refineries. In addition to the cyanidation system, the plant also produces a gravity concentrate which is sold to a smelter; the gravity system recovers about 5 percent of the silver and 10 percent of the gold in the ore. Since 1983, El Pilón has produced more than 30 million ounces of silver together with small amounts of gold.

Mine and plant statistics indicate that the 2006 Run-of-Mine (ROM) Ore averaged 209 g/t silver and 0.32 g/t gold. The total 2006 silver and gold recovery from doré and gravity concentrates were 89.07 and 87.09 percent, respectively.

## 1.7 *Mineral Reserves / Resources*

El Pilón uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserve. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated December 31, 2006 (referred to subsequently as the January 1, 2007 reserve).

### 1.7.1 Reserve Estimates

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 10 to 50 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

For the present (end of 2006) mineable reserve, PAH's economic breakeven cutoff grade calculation was based ($G_{ag}$), solely on a projected \$10.00 per ounce for silver, and the total 2006 operating cost and process recoveries as follows:

$$G_{ag} = \$52.00/(\$10.00 \times .891) = 5.84 \text{ oz/tonne or } 182 \text{ g Ag/tonne}$$

All 2005 and 2006 production has come from the mechanized cut and fill mining.

The gold contained in doré and concentrates was 72,342 grams (2,326 ounces), which would indicate a recovered grade of about 0.28 g/t. For each ounce of silver paid there were 0.001 ounces of gold paid (2,326 ounces Au/1,566,400 ounces Ag). At a gold price of $500/oz, this represents a contribution of $0.74 per ounce of silver.

In addition to the doré sales, a gravity concentrate is produced. During 2006, 253.2 tonnes of concentrate were sold that contained 2,923,075 grams (93,979 ounces) of silver, 8,223 grams (264 ounces) of gold and 13,844 kilos of lead in the concentrates. For each ounce of silver sold, approximately 0.01 kilograms (0.02 lbs) of lead were sold. At $0.50/lb of lead, this contributes another $0.01 per ounce of silver.

This would indicate a total contribution of gold and lead of $0.75 per ounce of silver.

The silver equivalent breakeven cutoff grade ($G_{ag\ eq}$), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff estimation.

$G_{ag\ eq}$ = $52.00/(($10.00 x0.891) + $0.75)) = 5.38 oz Ag eq./tonne, or about 167 grams Ag eq/tonne.

Table 1-1 summarizes the diluted, recoverable mineable reserves, with credits added for Au/Pb at 8 percent, proven and probable reserves at El Pilón as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.

**TABLE 1-1**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Mineable Reserves (With Dilution and Mine Recovery) as of January 1, 2007 - Adjusted PAH Estimate**

| Reserve Classification | Vein | Width - m (Diluted >2.00m) | Tonnes (Mine Dil.>2.00m, Rec.-95%) | Silver g/t (No Credits) | Contained Silver (Ounces) Without Credits | Silver-eq. g/t With Au/Pb Credit | Contained Silver-eq. (Ounces) Including Au/Pb Credits (8%) |
|---|---|---|---|---|---|---|---|
| Proven | Zuloaga | 2.47 | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Total Proven | | | 246,287 | 293 | | 317 | 2,509,770 |
| | | | | | | | |
| Probable | Zuloaga | 3.82 | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| Total Probable | | | 245,736 | 287 | | 310 | 2,452,618 |
| | | | | | | | 4,962,389 |
| Total Proven + Probable | | 3.14 | 492,022 | 290 | 4,594,804 | 314 | 4,962,389 |

COG - Silver only 182 g/t Ag
Includes Mine Dilution, Width>2.00m and Mine Recovery (95%).
Credits for Au/Pb content added as 8 percent

PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

### 1.7.2 Resource Estimates

The resource calculations by El Pilón are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

In addition to the reserves, El Pilón has estimated resources in blocks along the Zuloaga, La Blanca, Plomosa – Rosario, and Rosario – Condesa veins, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2006, El Pilón generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 8 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

El Pilón's estimated resource blocks do not include the estimated reserve blocks, since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

El Pilón's mineral resources do not include development details for underground mine accessibility and mine planning; therefore, in PAH's opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an "in-situ" basis.

Based on these assumptions, and in the mine's silver COG, PAH reviewed El Pilón's estimates, resulting in measured and indicated resources of Silver Equivalent, which includes credit for lead and zinc at projected prices for the silver US$10 / oz, for lead $0.50 / lb and for zinc $1.50 / lb, which equates to 34 grams of silver per 1 percent of lead and 103 grams of silver per 1 percent of zinc. These estimates do not take in consideration mine dilution nor mine and metallurgical recoveries, or S&R charges. The resources are estimated as "In Situ" material as shown in Table 1-2. At the current rate of San Martín's production, the resources may add about three more years of life to the mine, with additional potential of inferred resources.

The mineral resources estimated by El Pilón and reviewed by PAH are presented in Table 1-2. PAH notes that these resources are in addition to the previously reported reserve.

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources

**TABLE 1-2**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Mineral Resources Estimates by Pilón, Reviewed by PAH (*)**
**As of January 1, 2007**

| *Category* | *Tonnes "In Situ"* | Silver Grade g/tonne | Contained Silver (oz) | *Grade Ag. Eq. (Ag+ Au+ Pb)(*)* | |
|---|---|---|---|---|---|
| | | | | *Ag-eq g/t.* | *Silver eq. Ounces* |
| Measured | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured Plus Indicated** | **1,797,965** | **250** | **14,451,468** | **270** | **15,624,740** |
| **Total Inferred Resources** | **2,737,823** | | | **257** | **22,665,655** |

(*) The estimated resources do not include mine dilution, nor mine and metallurgical recovery, or S&R charges.

meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by El Pilón for the San Martín mine were reviewed by PAH and constitute part of an operation by Minera El Pilón. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 1.8 *Environmental*

PAH's environmental and safety review consisted of discussions with site management. Personnel interviewed during the site visit included Ings. Arturo García Espinosa Mine Manager of Operations, and Rafael Romo Gaucin, Mine Chief Geologist and other mine and plant personnel. The purpose was to observe the current site safety and environmental conditions and to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided us during the site visit. A copy of yearly renewed Environmental Permit, dated November 6, 2006 for the mine (Permiso Unico Ambiental) was provided to PAH by Mr. García. Other public references have reported full compliance of El Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, El Pilón is in compliance with the required permits and authorizations.

## 1.9 *Conclusions*

The San Martin mine is a modest-sized underground operation that has utilized used equipment, whenever possible, and expensed its replacement equipment to a large extent. However, according to a new FMS policy, new equipment will now be purchased as part of the capital spending program. As such, the capital outlay for the mine has been nominal for the past several years, but will be increased significantly as old, obsolete mobile mine equipment wears out.

Mine capital forecast for 2007 is US$350,000 with US$160,000 scheduled principally for scooptrams and trucks and US$190,000 for diamond drilling underground. Mill items will be purchased in 2007 and total US$52,000. No figures were available for 2008 capital expenditures, but US$150,000 has been estimated for portal closures (ten at $10,000 each) and for tailings pond reclamation. Salvage of plant equipment is forecast to just equal dismantling.

Table 1-3 shows comparison of key mine indicators for 2005 and 2006.

**TABLE 1-3**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Key Comparative Indicators 2005 / 2006 (*)**

| Concepts | 2005 | 2006 | Difference % |
|---|---|---|---|
| Ore Tonnes Processed | 249,239 | 261,834 | 5 |
| Average Grade Ag g/t | 243 | 209 | -14 |
| Met. Recovery (%) | 89.58 | 89.07 | -0.56 |
| Average Price Ag US/oz | 7.34 | 11.66 | 59 |
| Sales US$ | 14,108,897 | 19,638,036 | 39 |
| Operating Costs US/oz | 6.22 | 8.08 | 30 |
| Production Ag-eq. oz | 1,957,645 | 1,688,564 | -14 |
| Contribution % (Au + Pb) | 13 | 8 | -39 |

(*) Data.- Provided by FMS San Martín mine.

Production costs for the mine in 2006 are provided in Table 1-4, based on mine accounting records. A total of US$13.7 million was expended last year to produce roughly 261,800 tonnes of ore, containing saleable silver amounting to 1,688,600 ounces. On a unit basis, cash production costs were $52.15/ tonne of ore, and $8.08/oz of silver produced. Unit costs of $56.69/tonne of ore are projected for the first semester of 2007.

A simplified cash flow forecast has been prepared and is presented as Table 1-5. The economics covers the period from January 2007 through December 2008, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time from the strong resource base of the mine. FMS has allocated a high capital investment for San Martin to develop reserves and extend the mine life.

Basic premises for the cash flow involve silver prices, which are taken at $10/ounce for 2006 and $10/ounce thereafter. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in the past. Operating costs and expenses are increased by 8 percent annually to account for inflation and exchange rates. Reclamation expenditures are considered spent in the remaining months of 2007. It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately $2.83 million.

As expected, the operation exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martín mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

**TABLE 1-4**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Mine**
**Operating Costs, 2006 (*)**
**Production = 261,834 tonnes, 1,688,564 oz Ag-equivalent**

| | US $ | $/tonne | $/oz Ag |
|---|---|---|---|
| Mine Operations | | | |
| Labor | 1,245,633 | 4.76 | 0.74 |
| Material | 3,659,952 | 13.98 | 2.17 |
| Expenses | 1,872,049 | 7.15 | 1.11 |
| | 6,777,634 | 25.89 | 4.02 |
| Mine Exploration | | | |
| Labor | 175,218 | 0.67 | 0.10 |
| Material | 248,134 | 0.95 | 0.15 |
| Expenses | 413,825 | 1.58 | 0.25 |
| | 837,177 | 3.20 | 0.50 |
| Mill Operations | | | |
| Labor | 437,037 | 1.67 | 0.26 |
| Material | 1,845,234 | 7.05 | 1.09 |
| Expenses | 961,329 | 3.67 | 0.57 |
| | 3,243,600 | 12.39 | 1.92 |
| Indirects | | | |
| Labor | 882,865 | 3.37 | 0.52 |
| Material | 274,840 | 1.05 | 0.16 |
| Expenses | 1,634,860 | 6.24 | 0.97 |
| | 2,792,565 | 10.66 | 1.65 |
| TOTAL | | | |
| Labor | 2,740,754 | 10.47 | 1.62 |
| Material | 6,028,160 | 23.02 | 3.57 |
| Expenses | 4,882,063 | 18.65 | 2.89 |
| | 13,650,977 | 52.14 | 8.08 |

(*) Data provided by FMS San Martin mine.

**TABLE 1-5**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Mine**
**Cash Flow Analysis, US$**

| Item | Units | 2007 | 2008 | (5.25 mo.) 2009 | 2010 | 2011 | TOTAL (*) |
|---|---|---|---|---|---|---|---|
| REVENUE | | | | | | | |
| Tonnes Milled | tonnes | 250,000 | 250,000 | 250,000 | 250,000 | 250,000 | 1,250,000 |
| Head Grade | oz Ag/tonne | 9.32 | 9.32 | 9.32 | 8.68 | 8.68 | 9.06 |
| Metallurgical Recovery | % | 89.07 | 89.07 | 89.07 | 89.07 | 89.07 | 89.07 |
| Saleable Silver | oz Ag | 2,075,331 | 2,075,331 | 2,075,331 | 1,932,819 | 1,932,819 | 10,091,631 |
| Silver Price | $/oz | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 |
| Gross Silver Revenue | $ | 20,753,310 | 20,753,310 | 20,753,310 | 19,328,190 | 19,328,190 | 100,916,310 |
| Gold Revenue | $ | 1,660,265 | 1,660,265 | 1,660,265 | 1,546,255 | 1,546,255 | 8,073,305 |
| Gross Revenue | $ | 22,413,575 | 22,413,575 | 22,413,575 | 20,874,445 | 20,874,445 | 108,989,615 |
| Less: | | | | | | | |
| Treatment, Security | $ | 499,823 | 499,823 | 499,823 | 465,500 | 465,500 | 2,430,468 |
| Add: | | | | | | | |
| Miscellaneous | $ | 44,827 | 44,827 | 44,827 | 41,749 | 41,749 | 217,979 |
| Net Revenue | $ | 21,958,579 | 21,958,579 | 21,958,579 | 20,450,694 | 20,450,694 | 106,777,126 |
| COSTS | | | | | | | |
| Mining | $ | 6,472,500 | 6,472,500 | 6,472,500 | 6,472,500 | 6,472,500 | 32,362,500 |
| Milling | $ | 3,097,500 | 3,097,500 | 3,097,500 | 3,097,500 | 3,097,500 | 15,487,500 |
| General | $ | 2,665,000 | 2,665,000 | 2,665,000 | 2,665,000 | 2,665,000 | 13,325,000 |
| Exploration | $ | 800,000 | 800,000 | 800,000 | 800,000 | 800,000 | 4,000,000 |
| Sales Expenses | $ | 75,060 | 85,951 | 92,827 | 92,827 | 92,827 | 439,492 |
| Administration | $ | 946,855 | 1,017,477 | 1,098,875 | 1,098,875 | 1,098,875 | 5,260,957 |
| Depreciation | $ | 537,593 | 574,102 | 620,030 | 620,030 | 620,030 | 2,971,785 |
| Other | $ | (46,625) | (26,711) | (28,848) | (28,848) | (28,848) | (159,880) |
| Total Op Costs | $ | 14,547,883 | 14,685,819 | 14,817,885 | 14,817,885 | 14,817,885 | 73,687,356 |
| Net Before Taxes | $ | 7,410,696 | 7,272,760 | 7,140,695 | 5,632,809 | 5,632,809 | 33,089,770 |
| TAXES & PROFIT SHARE | | | | | | | |
| Taxes | $ | 2,223,209 | 2,181,828 | 2,142,208 | 1,689,843 | 1,689,843 | 9,926,931 |
| Profit Share | $ | 741,070 | 727,276 | 714,069 | 563,281 | 563,281 | 3,308,977 |
| Net After Taxes | $ | 4,446,418 | 4,363,656 | 4,284,417 | 3,379,686 | 3,379,686 | 19,853,862 |
| Add Depreciation | $ | 537,593 | 574,102 | 620,030 | 620,030 | 620,030 | 2,971,785 |
| Operational Cash Flow | $ | 4,984,011 | 4,937,758 | 4,904,447 | 3,999,716 | 3,999,716 | 22,825,648 |
| CAPITAL INVESTMENT | $ | 4,851,000 | 500,000 | 500,000 | 500,000 | 500,000 | 6,851,000 |
| PROJECT CASH FLOW | $ | 133,011 | 4,437,758 | 4,404,447 | 3,499,716 | 3,499,716 | 15,974,648 |
| NET PRESENT VALUE | @ 10% | 11,661,015 | | | | | |
| | @ 12% | 11,001,477 | | | | | |
| | @ 15% | 10,108,191 | | | | | |

(*) Includes some Measured and Indicated Resources

**TABLE 1-6**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Summary of Reserves and Resources - 43-101 Dated May 2007**
**As of January 1, 2007**

| *Category* | *Tonnes "In Situ"* | *Silver Grade* | *Silver Contained* | *Silver Grade With Au/Pb Credit* | *Silver Contained With Au/Pb Credit* |
|---|---|---|---|---|---|
| | | *(g/tonne)* | Ounces | *(g/tonne)* | Ounces |
| Proven Mineral Reserves | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Probale Mineral Reserves | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| **Total Mineral Reserves** | **492,022** | **290** | 4,594,804 | **314** | **4,962,389** |
| Measured Resources | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated Resources | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured Plus Indicated Resources(2)** | **1,797,965** | **250** | 14,403,996 | **270** | **15,624,740** |
| **Total Inferred Resources (2)** | **2,737,823** | - | - | **257** | **22,665,655** |

(1) - COG - Silver only 182 g/t Ag

(1) - Includes Mine Dilution, Width>2.00m and Mine Recovery (95%).

(1) - Credits for Au/Pb content added as 8 percent

(2) The estimated resources do not include mine dilution, nor mine and metallurgical recovery, or S&R charges.

## 2.0 INTRODUCTION AND TERMS OF REFERENCE

### 2.1 *Terms of Reference*

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Majestic Silver Corp. (FMS), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín de Bolaños (San Martín) Silver Mine operation, as represented by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V., (El Pilón).

FMS of Vancouver, British Columbia (traded as FR on the Toronto Venture Exchange and as FMV on the Frankfurt Stock Exchange) has been operating the San Martín mine since its acquisition in 2006, while the mine has been in continuous production since 1981. Total recorded production from the San Martín mine to the end of 2006, is 31.7 million troy ounces of silver including some gold and lead from 3.9 million tonnes of ore. The operation consists of an underground silver mine and an 800-metric-tonne-per-day (tpd) capacity processing plant that produces doré and gravity concentrates for shipment to Met-Mex Peñoles (Met-Mex) smelter in Torreón, Coahuila, México. During 2006, El Pilón processed 261,834 tonnes of ore and shipped doré product that contained 1.6 million troy ounces of silver and 2,326 troy ounces of gold. El Pilón also shipped 253 tonnes of gravimetric concentrates to Met-Mex smelter that contained 93,979 troy ounces of silver, 264 troy ounces of gold, and 13,844 kilograms of lead.

### 2.2 *Purpose of the Technical Report*

Preparation of this Technical Report for FMS by PAH included a site visit to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. PAH site visit also included a visit to El Pilón administrative and support office at Guadalajara city, where Mr. Abel Boyás Delgado, Controller provided all requested data on the Company's financial statements.

During the site visit to San Martín, PAH's personal had the opportunity to interview technical and operative personal for the mine, plant, laboratory, administration, and from other areas of responsibility within the operation. PAH greatly appreciates the support and cooperation provided by all El Pilón employees and administrators, including Ing. Arturo García Espinosa, Mine Manager of Operations, Ing. Rafael Romo Gaucin, Mine Chief Geologist, and Ing. Sergio Oliva, Plant Superintendent, Ing. Cristóbal Jiménez, Geologist, and many others.

The San Martín mining operation is protected by the mineral rights of 32 valid concessions that cover 9,226 hectares (22,799 acres). El Pilón also owns another 11 mining claims that total 5,213 hectares (12,881 acres) of mineral rights in different regions within the State of Jalisco, and 7 mining concessions that cover 3,718 hectares (9,187 acres) in the Quitaboca area within the state of Sinaloa; PAH did not review these other areas. PAH has not reviewed the legal status of the mineral concessions; however, in title opinion provided to FMS by the legal firm of Carlos Galván Pastoriza from Durango City, it is stated

that "all mining rights described in Schedule A (see list in Table 4-1) hereto have been validly issued and recorded properly in the Public Registry of Mining when required by law and are in full force and effect." This Technical Report was completed to meet the requirements of Canada National Instrument 43-101.

### 2.2.1 Sources of Information

Technical data on the San Martín mining operation was provided by El Pilón to PAH, including information, maps, and reports generated by its own personnel, as well as reports prepared on behalf of FMS. A list of reports and files is presented in Section 21.0, References.

In addition to the above indicated sources of information, PAH's own references included various Technical Reports (public information) on behalf of FMS, including Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México prepared for First Silver Reserve Inc. dated June 23, 2005 and published at SEDAR on July 5, 2005.

Previous studies by PAH in the San Martín mining district included geologic and exploration investigations of the Bolaños mine, which is located at about 20 kilometers to the North, within the same San Martín mining district.

## 2.3 *Site Visit*

The San Martín mine was visited from January 23 - 26, 2007, by PAH team members Leonel López and Richard Addison, as PAH representatives, as Independent Engineers and Qualified Persons for the purpose of auditing the reserves, observing the operation of the mine and process facilities, inspecting the condition of support facilities and infrastructure, and observing the general site environmental conditions.

PAH previously visited the San Martín mine to perform independent reserve audits and project updates in late 2001, February 1999, in February 1998, in early 1997, and in 1996 to prepare a valuation of El Pilón's operation prior to First Silver Reserve's acquisition of the company in early 1997, and on behalf of FSR during the period of May 16 – 19, 2005.

Personnel assigned for this study includes the following:

- Richard Addison, Metallurgical Engineer
- Leonel López, C.P.G., Project Manager and Principal Geologist
- Other PAH personnel as required

## 2.4 *Terms and Definitions*

- FMS refers to First Majestic Silver Corp.

- FSR refers to First Silver Reserve Inc. A wholly owned subsidiary of FMS since late 2006.
- INEGI refers to Instituto Nacional de Estadística, Geografía e Informática.
- Ing. refers to engineer, a University professional graduate.
- PAH refers to Pincock, Allen and Holt, Inc., a division of Runge, Inc.
- Peñoles or Met-Mex refers to Metalúrgica Mexicana Met-Mex Peñoles, S.A. de C.V.
- El Pilón refers to Minera El Pilón, S.A. de C.V., a Mexican corporation wholly-owned subsidiary of First Majestic Silver Corp.
- San Martín mine or San Martín operation refers to San Martín de Bolaños Silver Mine and mining operation, which includes underground mine, processing plant and ancillary installations, and operated by Minera El Pilón, S.A. de C.V.
- Zuloaga mine also refers to San Martín mine, which is developed on the Zuloaga vein.
- TSXV refers to Toronto Venture Exchange.
- RC refers to reverse circulation drilling
- COG refers to Cutoff Grade.
- g/t Ag refers to grams per metric tonne
- g/t Au refers to grams per metric tonne.
- Pb (%) refers to the grade of lead in percent.
- Zn (%) refers to the grade of zinc in percent.
- tpd refers to metric tonnes per day
- m refers to meter
- km refers to kilometers, 1,000 meters.
- mm refers to millimeters.
- asl refers to elevations above sea level.

- SEMARNAP refers to Secretaría del Medio Ambiente, Recursos Naturales y Pesca.
- CAN$ refers to Canadian currency.
- $ refers to US currency, and
- $ Pesos refers to Mexican currency.

## 2.5 *Units*

- Units in this report are metric unless otherwise noted.
- Tonnage figures are dry, metric tonnes, unless otherwise stated.
- Precious metal content is reported in grams per metric tonne (g/t) or grams (g), except where otherwise stated.
- Elevations reported as meters above mean sea level (asl).
- All coordinates used for location and elevations referenced on maps and text in this report are based on newly obtained Universal Transverse Mercator and have been referred to by project personnel as the Global UTM system, and they are based on the Map Datum NAD27-México.

## 3.0 RELIANCE ON OTHER EXPERTS

This Technical Report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm of Pincock, Allen & Holt (PAH), to report the results of a review performed on its San Martín de Bolaños mining operations. The mine is operated by FMS through its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V.

The Technical Report is based on information available and provided to PAH at the time of the report, largely including data by El Pilón and public information, and to a lesser extent including information by third parties and generated by PAH. PAH believes that the information contained herein will be reliable under the conditions and subject to the limitations set forth herein. PAH does not guarantee the accuracy of third party information, including property and mineral rights legal title, as well as assessment works and permits required by Mexican Mining and Environmental Laws, for which PAH has only relied on previous public reports, opinions, verbal assessments and confirmations by El Pilón personnel and consultants who are experienced professionals. Some parts of this Technical Report have not been included to avoid duplication of information that has not been modified or changed from previous Technical Report prepared by PAH for First Silver Reserve Inc. regarding the same mining operation of San Martín de Bolaños dated June 23, 2005 and published at SEDAR on July 5, 2005.

## 4.0 PROPERTY DESCRIPTION AND LOCATION

### 4.1 *Property Description*

First Majestic Silver Corp. operates the San Martín Silver Mine that consists of a predominantly silver mine and processing plant through its wholly owned Mexican subsidiary Minera El Pilón, S.A. de C.V. (El Pilón), the project is located near the town of San Martín de Bolaños, in the State of Jalisco, México.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2006, over 3.9 million tones of silver ore have been extracted and processed, for sales of approximately 31.7 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main Zuloaga structure.

The San Martín ore is transported via a 13.5-kilometer dirt road from the mine installations to the processing plant from an elevation of 1,080-meter above-sea-level (asl), to about 850. The processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crow method, by adding zinc dust and smelting the resulting precipitates into doré bars for shipment to a smelter. A gravity separation circuit, consisting of two Falcon concentrators and one vibrating Wilffley table, have been added to the processing system to recuperate coarse grains of gold and silver and some sulfides that are not recovered in the cyanidation circuit.

Other installations include laboratory facilities, offices, dining room, and some housing for key employees.

In addition to the mineral rights covered by 31 mining concessions that include 7,840.5692 hectares (19,375 acres), El Pilón has purchased the surface rights for 1,295.81 hectares (3,202 acres) of land that include the mine and mine installations, part of the access roads, and surrounding areas. Additionally, El Pilón has acquired the surface rights of 159.52 hectares (394 acres) of land where the plant installations and camp are located.

El Pilón's corporate offices are located in the capital city of Guadalajara, State of Jalisco, where purchasing, legal and accounting administrative functions provide support to the mining operation.

### 4.2 *Location*

El Pilón's San Martín mine is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara city. Driving time is four to five hours and flying

time is about 45 minutes by charter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,190 asl.

UTM coordinates at the central part of the San Martín mine area are as follows:

North – 2,375,500

East – 615,000

Figure 4-1 shows a general location map.

## 4.3 *Property Ownership*

Minera El Pilón is a wholly owned subsidiary of First Silver Reserve Inc. which was acquired in 2006 by First Majestic Silver Corp.; both are based in Vancouver, British Columbia. First Majestic Silver Corp. is now the parent company. El Pilón's corporate offices are located in Guadalajara, México. El Pilón operates the San Martín mine, an underground silver mine and ore processing facility near San Martín de Bolaños. Ore is being mined primarily from the Zuloaga Vein and from along the adjacent La Blanca vein. Exploration is on-going on these vein structures, on other sub-parallel and crossing veins that have been uncovered recently on the San Carlos level, as well as on the Rosario-Condesa vein system.

Figure 4-2 depicts El Pilón's San Martín general layout.

El Pilón holds 31 contiguous mining concessions in the San Martín mining district that cover mineral rights for 7840.5692 hectares. These include 31 mining concessions with exploitation rights. El Pilón also controls 5,131 hectares of mineral rights within 12 mining concessions located in other areas outside the San Martín district, but still in the State of Jalisco, and seven mining concessions within the State of Sinaloa at the Quitaboca project, which include 3,718 hectares option by El Pilón and an additional claim of 1,416 hectares staked by El Pilón. No current activity is reported by El Pilón in those other exploration areas. The process to acquire mineral rights from the Mining Department in México (Dirección General de Minas) is initiated by surveying the area of coverage. The applicant must present a location map of the area requested for mineral rights, which includes description of local prominent features and relative position with regards to other adjacent and nearby pre-existing claims. If the claimed area is free at the time of presenting the application, then a Mining Concession is granted for a 50-year term, which may be renewed for similar duration. The Dirección General de Minas issued new Regulations, by Presidential decree, regarding mining concessions in April 26, 2005 to be applied from January 1, 2006, whereby all the Exploration and Exploitation mining claims were transformed to a unique type of Mining Concession for a renewable duration of 50 years. Previous mining claims were automatically adjusted to a 50 year-term from the date of their registration in the Mining Public Registry. The El Pilón title records are maintained in


ESTADOS UNIDOS MEXICANOS
DURANGO
JALISCO
NAYARIT
ZACATECAS
AGUSCALIENTES
ZACATECAS
JIMULCO
HUEJUQUILLA
LA SOLEDAD
HUEJUCAR
SAN BARTOLO
STA. MARIA DE LOS ANGELES
COLOTLAN
JUANACATIC
VILLA GUERRERO
COCULITEN
TESORERO
TEMASTIAN
BOLAÑOS
CHIMALTITAN
SAN MARTIN DE BOLAÑOS
LOS TERREROS
SAN PEDRO ANALCO
TUITAN
ATEMANICA
LAS CONOCAS
22°30'
22°00'
21°30'
104°30'
104°
103°30'
103°00'
102°30'
LEYENDA
CARRETERA
RIO BOLAÑOS
SCALE
0
10
30
60
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
1-1.dwg

FIGURE 4-1
GENERAL LOCATION MAP


SAN MARTIN MINE
El Pilon Processing Plant
A GUADALAJARA
BARRIO LA ESPERANZA
JALES
SCALE
METERS
13000 N
2400000 N
12000 N
2399000 N
11000 N
2398000 N
10000 N
2397000 N
9000 N
2396000 N
8000 N
2395000 N
616000 E
617000 E
618000 E
619000 E
620000 E
621000 E
622000 E
623000 E
624000 E
ELEVACIONES
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
FIGURE 4-2
GENERAL LAYOUT - SAN MARTIN UNIT
Date of Issue
Feb/2007
Drawing Name
Fig4-2.dwg

Guadalajara, the state capital city of Jalisco, at the Mining Agency (Agencia de Minería), and at the Central Mining Registry in México City (Dirección General de Minas).

According to El Pilón's concession title dates, mineral rights are due for the earliest titled concessions in the year 2035 (Ampl. Patricia), and most other claims have expiration dates to the years 2050's; these however, may be renewed for another 50 years. PAH reviewed the legal opinion on the current legal status of the properties, which was issued by the legal firm of Carlos Galván Pastoriza from Durango City, where the concessions legal status is confirmed as in good legal standing.

Table 4-1 presents a list of El Pilón's mining concessions.

Other mining concessions within the San Martín district are currently owned by Grupo México, and their coverage is extended to the North, to the presently inactive Bolaños mine.

Figure 4-3 shows San Martín mining concessions map.

## 4.4 *Mineral Tenure*

According to El Pilón's personal and Mr. Carlos Galván Pastoriza's legal opinion, all mineral concessions are current in assessment work, property taxes and other obligations required by Mexican Mining and Environmental Laws and Regulations.

No royalties or any other encumbrances are due on El Pilón mining concessions.

El Pilón also reported that it owns two lots that cover 1,295.8163 hectares (3,202 acres) of surface land surrounding the mine, and owns another 159.520 hectares (394 acres) of surface land in five lots that include the plant site, camp and tailings areas.

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below-surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

At the San Martín and nearby areas there are no "ejidos;" most land is privately owned.

Provisions are included in the Mexican Mining Law to permit expropriation of surface rights for development of projects that are of general economic interest, including mining operations.

## 4.5 *Surface Land Ownership*

The surface rights to the San Martín mine are mostly owned by El Pilón, and only part of the access roads are in land of other private owners. El Pilón has negotiated surface rights agreements with some individual owners for parts of the road of access. An important consideration is the traditional use of land,

**TABLE 4-1**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine Plus Other Areas in Jalisco and Sinaloa States**
**Mineral Concessions**

| | Concession Name | Surface (Ha) | Title Number |
|---|---|---|---|
| | San Martín Unit | | |
| 1 | La Zuloaga | 9 | 178831 |
| 2 | La Mancha | 270 | 172212 |
| 3 | Polo | 88 | 178829 |
| 4 | San Judas | 140 | 179604 |
| 5 | Santitos | 69.4479 | 179605 |
| 6 | Zuloaga Dos | 168.8724 | 185281 |
| 7 | Pinalillo Dos | 79.7712 | 185284 |
| 8 | Zuloaga Tres | 220 | 185307 |
| 9 | Zuloaga Cuatro | 282.518 | 188862 |
| 10 | Zuloaga Cinco | 245.097 | 191989 |
| 11 | Zuloaga Seis | 425.268 | 188867 |
| 12 | Zuloaga Siete | 2,102.29 | 218104 |
| 13 | Pinalillo | 37.9645 | 181758 |
| 14 | La Esperanza | 12.5631 | 175485 |
| 15 | San Eduardo | 51.2962 | 206208 |
| 16 | Luis Tres | 1,091.92 | 218872 |
| 17 | Ampliación Verónica | 148.6571 | 218866 |
| 18 | Ampl.. San Martín de Porres | 17.2641 | 221206 |
| 19 | Ampl.. A San Eduardo | 71.0181 | 186428 |
| 20 | San Martín de Porres | 91.435 | 160810 |
| 21 | San Judas Tadeo | 94.8922 | 160811 |
| 22 | Ampl.. Patricia | 150 | 187325 |
| 23 | Santa Elena | 322.7636 | 216187 |
| 24 | Luis Dos | 459.0367 | 220312 |
| 25 | Los Cinco Metros | 0.1479 | 185282 |
| 26 | El Pilón Fracc. I | 4.2244 | 224219 |
| 27 | El Pilón Fracc. II | 187.1202 | 220480 |
| 28 | La Providencia | 100 | 221137 |
| 29 | La Condesa | 300 | 221189 |
| 30 | Luis Uno | 300 | 45/15746 |
| 31 | Luis Cuatro | 300 | 45/16075 |
| | **TOTAL AREA SAN MARTIN** | **7,840.57** | |
| | **Other Areas in Jalisco State** | | |
| 1 | Ampl. Purísima | 61 | 191309 |
| 2 | La Purísima | 81 | 191314 |
| 3 | San Juan | 96 | 217843 |
| 4 | Oconahua Fracc. I | 18 | 218943 |
| 5 | Oconahua Fracc. II | 12.6769 | 219015 |
| 6 | Tototlan del Oro | 3,091.00 | 225968 |
| 7 | Adriana | 287.761 | 222837 |
| 8 | Rodeo | 42.8043 | 224220 |
| 9 | Veta Ancha | 713.9276 | Exploration |
| 10 | La Bautista II | 14.5465 | Exploration |
| 11 | Nuevo Poder Oro | 17.8688 | 45/15892 |
| 12 | La Guerra | 694.4932 | 226676 |
| | **TOTAL OTHER AREAS JAL.** | **5,131.08** | |
| | **Areas in Sinaloa State** | | |
| 1 | San Pedro | | 210767 |
| 2 | San Rafael | | 222493 |
| 3 | Jesús María | | 205338 |
| 4 | Nuestra Señora del Cármen | | 208560 |
| 5 | San Rafael II | | 214243 |
| 6 | El Chapotal | | 210765 |
| 7 | Cuitaboca | | 222494 |
| 8 | Los Sapos | 1,416.0000 | 226832 |
| | **TOTAL AREA CUITABOCA** | **5,134.00** | |
| **42** | **TOTAL PILON HOLDINGS** | **18,105.65** | |



Ballonado
San Jose
Cangrejos
San Juan
San Pablo
Pinolero
Escondido
Rosario
11,500 E
18,000 N
SCALE
0
250
500
1000
METERS


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70540

Drawing Provided Minera El Pilon S.A.
*FIRST MAJESTIC SILVER Corp.*

Project Name
San Martin Mine

FIGURE 4-3
MINING CONCESSIONS MAP

Date of Issue
Feb/2007

Drawing Name
Fig4-3.dwg

which in fact, recognizes that mining is the preferred use of the land in and around old mining workings, as well as current conditions for the proper use of the land. In fact, the right of way provisions allow for free access to mining claims despite land ownership. Topographic conditions at the San Martín mine area do not allow for proper development of other economic activities for the use of the land.

According to El Pilón, there is a good working relationship with people of the town of San Martín de Bolaños, since many of the inhabitants are necessarily employed in the exploration or mining operations. No labor or access problems have been reported by El Pilón within the area.

## 4.6 *Environmental and Permitting*

PAH is not aware of any environmental liabilities in the San Martín mining district; most of the area covered by El Pilón concessions is mining and prospective land for mineral exploration and mine development. Local topographic conditions are rough. El Pilón mine consists of underground workings, and relatively small waste dumps have been constructed near the mine portals. Mining operations throughout the District present only minor surface disturbances. Most of the mine operations are located within land holdings owned by El Pilón. The San Martín underground operation has been developed on the Zuloaga vein, which strike intersects the western slope of the Cerro Colorado hill, extracting selected ores, and only relatively small waste dumps have been formed during the long history of production. Currently El Pilón operates in part with Cut-and-Fill mining methods to avoid accumulation of large waste dumps on surface.

PAH's environmental and safety review consisted of discussions with site management. Personnel interviewed include Ings. Arturo García Espinosa, Mine Manager of Operations, and Ing. Rafael Romo Gaucin, Mine Chief Geologist and other plant personnel. PAH also observed the current site safety and environmental conditions to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided us during the site visit. Other public references have reported full compliance by El Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, El Pilón is in compliance with the safety and environmental laws and regulations.

PAH has received a copy of the permits and authorizations for the San Martín operation and believes that El Pilón is in compliance with applicable regulations and obtains permits as required. Environmental permits in the state of Jalisco are issued by the Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales, Unidad de Gestión Ambiental located in Guadalajara City. This Institution has recently renewed, on November 6, 2006 the Licencia Ambiental Unica No. 14/LU-117/11/06 on behalf of Minera El Pilón, S.A. de C.V. for operating the San Martín mine. The Licencia Ambiental Unica is issued for the duration of the operation, and is subject to compliance with existing regulations and some other requirements. Periodic site inspections by regulators are being performed by Mexican Official Inspectors to observe site safety and environmental conditions.

# 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## 5.1 *Topography and Accessibility*

The San Martín de Bolaños mine is located on the eastern slopes of the Sierra Madre Occidental, alongside the Bolaños River valley, in the northern portion of the State of Jalisco. It is located within the jurisdiction of the municipality of San Martín de Bolaños. The village of San Martín de Bolaños is located by the Bolaños River, at an elevation of 820 meters asl, while the San Martín processing plant is at about 850 meters and the mine portals at 1,080 to 1,600 meters. The Bolaños River has established a 10 to 15 km broad valley that runs north-south and presents abrupt escarpments of volcanic rocks on both sides. Figure 4-2 shows a topographic map of the area.

Access to the San Martín mine area is from Guadalajara city by a 250-km paved road, or by air in small aircraft to the San Martín de Bolaños airstrip located to the northwest of the village. Driving time from Guadalajara city to the mine is approximately four to five hours, and flying time is 45 minutes from the International Airport at Guadalajara city. Please refer to Figure 4-1 that shows a general location and access map of the area.

Access from the mine to the plant is by a 13.5-km road, built and maintained by El Pilón, which includes a concrete pad at the part that crosses the village, and is constantly irrigated to avoid dust generation.

## 5.2 *Climate and Physiography*

The San Martín mine is located at the coordinates 21°45′ North latitude, and 103° 45′ West longitude, by the Bolaños river valley. Climate in this area is, according to INEGI (Instituto Nacional de Geografía y Estadística de México) generally warm and semi-wet with rain in the summer season. It presents an average temperature of about 22°C, with the lowest monthly average (19.7°C) in February, and highest in May (30.5° C). Annual freezing temperatures in the region are recorded, mostly during the month of February, from 0 to 20 days, while hail occurs during the rainy season on less than five days per year. Yearly accumulated rainfall in San Martín de Bolaños is registered as 592.1 mm, most of which occurs during June through October. The highest rate of precipitation is recorded at 197.0 mm during the month of October.

The Bolaños River constitutes one of the most important water flows in the State; it forms the Bolaños Hydrological basin that covers approximately 5,100 sq. km. within three States, Aguascalientes, Jalisco, and Nayarit. The Bolaños River discharges its waters into the Santiago River to the south, which drains into the Pacific Ocean.

Climate and topographical conditions in the San Martín de Bolaños area may only support farming and cattle by the river valley; however, in the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hill slopes. Within the mine area, is a transition zone that

changes from the desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

## 5.3 *Local Resources and Infrastructure*

The town of San Martín de Bolaños constitutes the commercial center for the population living in the region around the San Martín de Bolaños mining district. San Martín de Bolaños offers retail, medical (including General and Seguro Social hospitals), educational (including Jr. and High School), and communications facilities; however, major facilities, including International Airport, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños holds 5,400 inhabitants according to INEGI's 2000 census data, in a range of 0-10 inhabitants per sq. km. The town includes approximately 3,000 people, with El Pilón probably being the largest employer. The town is connected to the national power grid (Comisión Federal de Electricidad - CFE), and it has standard telephone lines and satellite communications. Water for the town inhabitants' consumption is pumped from wells.

Most of the people living in nearby villages or other small congregations within the area, and mostly along the Bolaños river valley, depend on small scale farming, raising livestock, and growing fruit.

The San Martín mine is also connected to the CFE power grid through a substation located at about 20 km to the north, at the Bolaños mine. Mine and plant are connected to the national power grid. Water source for the processing plant is the Bolaños River, a permanent flow. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín are located on land owned by El Pilón.

The infrastructure on site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department operates from the extensive shops and warehouses located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. The effective cost of power including consumption and demand charges was U.S.$1.06 per ounce of silver produced during 2006. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks.

# 6.0 HISTORY

## 6.1 *Property History*

The San Martín de Bolaños mining district is located in the southern portion of the Bolaños District, which consists of a geologic setting (graben) that includes, 20 km to the north of San Martín, the old Bolaños mine. Most of the historical mining production from the area was extracted since colonial times, from the Bolaños mine, which was developed by Kennecott, Cyprus and other operators, into a 1,500 tpd underground mining and processing operation in recent times (1980s). At the San Martín area, past mining developments included underground workings and partial discoveries of the Zuloaga, Blanca, Condesa, and Rosario veins, with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda among other smaller mine developments. Reportedly over 36 million ounces of silver were extracted from the mid-XIX to early XX centuries from the Bolaños District.

## 6.2 *El Pilón Exploration Programs*

El Pilón has traditionally implemented exploration programs based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein's strike and dip into the mountain range. However, in recent years, and particularly since the year 2002 when the prices of the precious metals have improved, El Pilón has carried out a more aggressive program of exploration based on diamond drilling, both from underground and surface access.

To this date, December 2006, El Pilón has drilled a total of 453 diamond drill holes with a total depth of 44,484 meters, at an average depth per hole of about 98.2 meters; however, most of the drill core has not been kept after logging and sampling.

FMS's staff prepares yearly reports of the San Martín mine silver ore reserves; these have been reviewed by PAH since 1996 to 2001, and in 2005. PAH's reviews of the El Pilón reserve estimates, including past audits as well as this last visit of January 2007, have concluded that these were prepared in a reasonable manner, and in conformance to acceptable engineering standards for reporting of reserves, and meet the standards for classification of reserves established by Canadian National Instrument 43-101, and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. Table 6-1 shows San Martín reserve history.

For 2006, under new ownership El Pilón designed an aggressive program of exploration based on direct underground exploration/development and diamond drilling at an estimated cost of over $2,000,000; the program is an on-going effort, and included approximately 7,000 meters of diamond drilling, 800 meters of crosscuts and about 300 meters of drifting along the Zuloaga vein. As a consequence, the results are advancing resources to reserves and opening other areas for further exploration and development, such as the N-S veins that intersect the Zuloaga vein at the Rebaje 40 Oriente, at the Nivel Cangrejo, and at

the Section 6195 at the San Carlos level, where sampling and development works have shown high grade silver mineralization. Recently, El Pilón has hired new geological staff, including three active and experienced geologists with full support from Management, to carry out and supervise the exploration efforts.

**TABLE 6-1**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**PROVEN AND PROBABLE RESERVES**

| Year | Silver Ore | Average Grade |
|---|---|---|
| | Metric Tonnes | Rec. Silver/MT |
| 1,994 | 790,889 | 396 |
| 1,995 | 1,020,044 | 361 |
| 1,996 | 1,271,495 | 355 |
| 1,997 | 1,421,578 | 358 |
| 1,998 | 1,322,437 | 336 |
| 1,999 | 811,695 | 346 |
| 2,000 | 1,350,615 | 343 |
| 2,001 | 634,555 | 421 |
| 2,002 | 614,419 | 384 |
| 2,003 | 397,403 | 305 |
| 2,004 | 676,000 | 273 |
| 2,005 | 619,480 | 277 |
| 2,006 | 414,879 | 302 |
| 2,007 | 492,022 | 314 |

(*) Minera El Pilón data. PAH Feb 12, 2007

## 6.3 *San Martín Silver Production*

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. by reverse takeover, acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín mine. In April 3, 2006 First Majestic Resources Corp. entered into an irrevocable share purchase agreement to acquire majority shares of First Silver Reserve Inc. and subsequently a business combination was arranged and approved on September 14, 2006. Upon acquisition of First Silver Reserve Inc. by First Majestic Resource Corp. the name was changed to First Majestic Silver Corp. To December 2006, El Pilón has recorded a production of 31.7 million ounces of silver from 3.9 million tonnes of ore.

Table 6-2 presents the San Martín de Bolaños historical silver production by Minera El Pilón, S.A. de C.V.

TABLE 6-2
First Majestic Silver Corp.
MINERA EL PILON, S.A. DE C.V.
San Martín Mine February 28, 2007
HISTORICAL SILVER PRODUCTION

| Year | Silver Ore | Silver Ounces Sold | Average Grade Rec. Silver oz/Tonne |
|---|---|---|---|
| | Metric Tonnes | | |
| 1,984 | 110,468 | 566,726 | 5.13 |
| 1,985 | 104,707 | 517,265 | 4.94 |
| 1,986 | 108,837 | 579,022 | 5.32 |
| 1,987 | 106,958 | 412,844 | 3.86 |
| 1,988 | 105,419 | 244,554 | 2.32 |
| 1,989 | 88,987 | 206,304 | 2.32 |
| 1,990 | 99,947 | 484,704 | 4.85 |
| 1,991 | 89,816 | 669,121 | 7.45 |
| 1,992 | 72,105 | 563,868 | 7.82 |
| 1,993 | 71,777 | 548,337 | 7.64 |
| 1,994 | 77,313 | 812,650 | 10.51 |
| 1,995 | 135,690 | 1,684,508 | 12.41 |
| 1,996 | 171,099 | 2,148,719 | 12.56 |
| 1,997 | 206,770 | 2,258,759 | 10.92 |
| 1,998 | 257,924 | 2,337,123 | 9.06 |
| 1,999 | 273,791 | 2,288,608 | 8.36 |
| 2,000 | 262,768 | 2,315,143 | 8.81 |
| 2,001 | 260,660 | 2,393,186 | 9.18 |
| 2,002 | 258,219 | 2,399,494 | 9.29 |
| 2,003 | 234,539 | 2,291,955 | 9.77 |
| 2,004 | 266,592 | 2,312,745 | 8.68 |
| 2,005 | 249,239 | 1,957,645 | 7.85 |
| 2,006 | 261,834 | 1,688,564 | 6.45 |
| **TOTAL** | **3,875,459** | **31,681,844** | **8.17** |

(*) From 2004 Silver ounces equivalent, including gold.

## 7.0 GEOLOGICAL SETTING

This section describes the geology for First Majestic's San Martín mine, based on reports provided by El Pilón, previous Technical Reports and observations made during site visits. A discussion of the regional and deposit geology has been previously published in a report entitled "Geology, Tectonic Environment and Structural Controls in the San Martín de Bolaños District, Jalisco, Mexico" by F. R. Scheubel, et. al., published in Economic Geology, Vol. 83, 1988, p. 1703-1720.

A Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México was prepared by PAH for First Silver Reserve Inc., dated June 23, 2005 as project PAH-9161.01 and was published in the SEDAR site in July 5, 2005. This Report contains descriptions of the San Martín mine Geological Setting, including District Regional Geology, Bolaños Regional Stratigraphy, Bolaños Regional Structure, and the San Martín deposit Geology, which have not changed since publication of the Technical Report; therefore, PAH does not consider it necessary to repeat these sections. Only the San Martín geologic map is included as illustration.

### 7.1 *Bolaños Mining District Regional Geology*

Please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.

### 7.2 *Bolaños Regional Stratigraphy*

Please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.

### 7.3 *Bolaños Regional Structure*

Please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.

### 7.4 *San Martín Deposit Geology*

Please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.



LEYENDA
Qal - Coluvión
Tsm - Toba San Martín
Taf - Flujo Alacrán
Trb - Domo Riolítico El Banco
Tat - Toba Alacrán
Tzs - Serie bimodal Zuloaga
Tga - Andesita Guásima
Falla
Veta Mineralizada
Tsm
Tzs
Taf
Qal
Trb
Tzs
Cerro Colorado
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilón S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
Fig7-1.dwg

FIGURE 7-1
SAN MARTIN DE BOLANOS - GEOLOGIC MAP

## 8.0 DEPOSIT TYPES

For a more detailed description of this Report's section please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.

Most of the ore extracted from San Martín's Zuloaga vein includes oxidized mineralization with native silver, secondary acanthite and chlorargyrite; however, at the deepest levels, such as San Juan and San Carlos, some primary sulfides occur associated within the transition zone, such as galena, sphalerite and pyrite. No typical mineral zoning has been defined at the San Martín mine due to the structural complexity of the area. Gold is present in minor amounts in the upper parts of the mine and shows poor correlation with silver, with typical ratios that range from 1:300 to 1:800, averaging about 1:600.

# 9.0 MINERALIZATION

Mineralization at the San Martín mining area is exposed in three main structural systems that include sup-parallel veins and faults. Mineralization at San Martín is enclosed by the rhyolites of the formation Zuloaga, with projected base to the top of the andesites of the Guásima formation; meanwhile, the high grade concentrations of silver mineralization encountered at the Bolaños mine is capped by the base of the Guásima formation. This may indicate that there is a high possibility to uncover important mineral concentrations under the Guásima formation at San Martín.

Descriptions of the San Martín mineralized structures are taken from the Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México was prepared by PAH for First Silver Reserve Inc., dated June 23, 2005 as project PAH-9161.01 and published in the SEDAR site in July 5, 2005.

## 9.1 *Zuloaga System (EW)*

The Zuloaga system includes the La Huichola, La Mancha and El Melón veins. These mineralized structures are oriented mostly EW (from N60ºE to EW), although the La Mancha tends to joint the Zuloaga vein at their western extension. These mineralized structures present recognized outcroppings of 2.5 to 4.0 km, excepting the El Melón which only appears to be mineralized in the fault's NE extension (500 m). Some blind veins may be associated to these structures, as is the case of the La Blanca vein which splits off the Zuloaga's hangingwall in underground workings, and the parallel vein to hangingwall off Zuloaga at the Rebaje 40 Oriente. This system is the most important in San Martín due to its development along the Zuloaga vein, and it offers important future potential for exploration in the other veins within the system, as well as to depth.

## 9.2 *Rosario – Condesa System (NS)*

This system consists of NS-trending faults and mineralized structures. It has been partially developed along the Rosario, Condesa and Hedionda veins. Mineralization generally occurs in these structures for about 1,000 m, although the fault zones extend to over 4,000 m in the Rosario-Condesa vein (the SE extension of the structure where the two veins form one structure). Other semi parallel structures within this system include Plomosa and a series of faults in the central and eastern parts of the mine area. Some other NS blind veins have been uncovered in the Zuloaga underground workings, such as the vein at Sección 6195 at San Carlos level, and the vein at Crucero 6231 also at the San Carlos level. These NS structures appear to be narrow veins with high-grade silver mineralization. Some of the most important faults within the mining district are oriented NS.

## 9.3 *Plomosa System (NW)*

The Plomosa system consists of NW-trending fault zones and veins. Generally this system shows lower intensity of mineralization with only partial exposure in the Plomosa structure. The SE extension of the

Rosario-Condesa occurs parallel to this system, as well as numerous unnamed faults located in the north zone of the mine area.

The surface geologic map appears to indicate a structural window at the San Martín mining area, by showing older rocks of the Toba Alacrán as being pushed up by the Porphyry Rhyolite stock. Strong fracturing, alteration and disseminated mineralization are associated with the Porphyry Rhyolitic stock that occurs in the central portion of the San Martín mining area. This stock has also been identified in the underground workings, by the Section 6405 in the San Carlos level, where it occurs as a mineralized breccia with disseminated sulfides, pyrite, galena and sphalerite, as well as strong propylitic alteration. NS vein structures associated to this stock have shown high grade silver mineralization (350 to 400 grams) in considerable vein widths or brecciated zones. This area is known at the mine as Plutonic Breccia.

Silver occurs in the veins primarily as argentite and was deposited after the base metals. Native silver and possibly chlorargyrite occurs below the surface outcrops and in the upper workings, a product of surficial oxidation of the sulfide mineralization. Gold is only present in minor amounts and shows no correlation with silver, suggesting different mineralizing events. Silver to gold ratios typically range from 300:1 to 800:1 and average about 650:1 for recent production.

Alteration consists predominantly of limited silicification around and next to the veins, with argillic or kaolinization alteration in the surrounding area and a propyllitic halo that extends up to 400 meters from the mineralized zones (Scheubel and others, 1988). X-ray and petrographic investigations (Albison, 2002) concluded that the propyllitic alteration is composed of chlorite-epidote-adularia-calcite with an increase in iron-rich chlorite to the west and depth. It was also concluded that the argillic alteration along vein segments containing high-grade mineralization is dominated by Illite-smectite, and to a lesser degree, kaolinite clays.

El Pilón has commissioned several fluid inclusion studies that show a typical epithermal range of temperatures for the ore formation, from 200°C to 300°C, with 1-10 weight percent NaCl equivalent.

Table 9-1 presents a summary of the known extent of the various veins and faults in the San Martín mine area.

**TABLE 9-1**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**General Veins and Faults Systems**

| System | Veins and Faults | Estimated Extension |
|---|---|---|
| *Zuloaga* (EW) | Zuloaga (*) | 3,500 m; w-0.1 to 10.0 m; depth-+400 m |
| | La Mancha | 4,000 m |
| | El Melón (Three veins) | (500 m) – 3,000 m; w-1.-0 to 2.0 m each. |
| | La Huichola | 2,500 m |
| | La Blanca (Blind vein) | Unknown |
| | Other Blind veins | Unknown |
| Rosario – Condesa (NS) | Condesa | 1,000 m; w-1.5 to 2.0 m |
| | Rosario | 1,000 m; w – 1.5 to 2.0 m |
| | Hedionda | 1,000 m; w – 1.0 to 2.0 m |
| | Two Faults in central zone (South of Zuloaga) | 1,000 m each |
| | NS vein off Zuloaga (Blind vein) Rebaje 40 Oriente | Unknown |
| | NS Rebaje 6231 San Carlos (Blind vein) | Unknown |
| | Section 6195 San Carlos (Blind vein) | Unknown |
| | Faults to the East of mine area | 1,000 to 2,000 m |
| | East limiting faults | 5,000 to 7,000 m |
| *Plomosa* (NW) | Plomosa | (1,000 m) – 2,000 m; w – 1.0 to 2.0 m |
| | Rosario-Condesa | 3,000 m; w – 1.5 to 2.0 m |
| | North and East zones of mine area | 1,000 to 2,000 m |

(*) The Zuloaga vein has been developed to a depth of approximately 400 meter and it remains open to depth and along strike. All other known veins are undeveloped to depth and strike.

## 10.0 SAN MARTIN MINE EXPLORATION

Nearly 69 million ounces of silver have been recorded as being extracted from the Bolaños Mining District until 2006. To the mid 1980s, most of the mining activities within the district took place at the Bolaños mine. Partial and limited mining works were developed at the San Martín mine, and the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins occur within the San Martín area which appear to represent similar structural and mineral characteristics as those of the Zuloaga vein.

The San Martín exploration targets were described in Technical Report of June 23, 2005 that was published in SEDAR on July 5, 2005 on behalf of First Silver Reserve. They remain the same as of 2007 and are copied below.

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be very promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga Vein. The vein has been mapped (Luis Motilla, 1998) on the surface along the outcroppings for about 2 kilometers to the west of the present workings and several altered zones have been identified. These surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

X-ray and petrographic studies (Albinson, 2002) developed on alteration zones associated with the mineralization, have identified, and confirm, the geologic evidences for interpretation of mineral concentrations along the veins. Propylitic alteration with argillaceous, kaolinitic and limited silicification appears to indicate high-grade concentrations, as evidenced by a probable correlation with the deposit's temperature of deposition; however, consideration must be made regarding the effects that the local structural conditions may have imposed on the original mineral deposit. It is evident that the structural conditions at Zuloaga have caused deep oxidation and originated the concentrations of native silver and oxides accessible to the actual underground workings. It appears that at some deeper parts of the mine, such as at the San Carlos level, the transition zone of oxides/sulfides may have been reached, but this stratigraphic level may vary according to local structural conditions.

El Pilón has been developing an aggressive exploration program based on economics, direct exploration development and diamond drilling by in-house operators and with contractors for deep drilling. During the period from 2005 to 2006 El Pilón has completed 74 drill holes with a total depth of 8,064 meters including underground and surface drilling. For the year 2007 El Pilón has scheduled to drill 13 holes from surface with a depth of 4,600 meters in addition to 29 drill holes from underground with a projected depth of 2,000 meters. The exploration program includes investigation of the Rosario vein, deeper zones into the Gúasima Formation, vetas Condesa and Plomosa, and the La Mancha vein from surface, and upper parts of the Escondida area and deeper zones of the Zuloaga vein from underground access.

Direct exploration development is integrated into the mine preparation programs and in vein deposits this has proven to be the most effective method of exploration. For the year 2006, El Pilón's program of underground development included about 3,680 meters for exploration and drill site access preparation.

Favorable current prices of the precious metals has allowed El Pilón to schedule an aggressive 2007 drilling program for both, underground and surface drilling. It includes 42 drill holes with a total programmed depth of 6,600 meters at an estimated cost of $0.70 million.

The drilling program is based on underground drilling with El Pilón's own equipment, which includes a Diamec 232 electric drilling machine, a Longyear 34, and a CP 55. This equipment is utilized for drilling shallow to medium depths, while the contracted equipment is only used for deep and surface drilling.

The drilling program has identified three main target zones along the Zuloaga vein in the San Martín mine. These 42 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in about 1.0 million tones of additional reserves for the mine, according to El Pilón's Geology Department estimates.

Figure 10-1 shows a long term exploration program along the Zuloaga vein.

Target zones that may result in considerable bulk mineral concentrations are numerous in San Martín, and care must be taken to prioritize the exploration objectives. Some of these zones remain to be investigated from previous programs and are the following:

- Area under the Guásima formation. This stratigraphic area has resulted in large, high-grade mineral concentrations at Bolaños mine. San Martín and Bolaños mines are located in the same mining district. The exploration block I Zuloaga includes deep drilling to this area.

- Banco area. Several mineral structures may be intersecting at this zone, such as Zuloaga, La Mancha, Rosario, Condesa and Hedionda. Exploration block III Los Bancos 7500 includes drilling for this area.

- Breccia zone. This area represented by the Porphyry Rhyolite stock in the central portion of the mine area, and localized at the San Carlos level, may indicate one of the mineralizing channels and probable sources of the sulfide concentrations. This area is investigated by drilling in exploration block I Zuloaga.

- Other veins of the Zuloaga system may present mineral occurrences similar to the Zuloaga vein concentrations, such as the La Mancha and La Huichola veins.

- The Rosario-Condesa access and haulage adit is being driven alongside the Rosario-Condesa fault, allowing an excellent opportunity for exploration along this zone; it has advanced to reach the Zuloaga Ballenas level; however, a caved in zone (approximately 150 meters) has not allowed access to this communication.

The Cerro Colorado exploration target occurs to the east of the Zuluaga mine development and consists of the eastern extension of the Zuloaga Vein where it has been offset and down-dropped by one of the north-trending Bolaños graben faults. Drifting and drilling are planned to test this encouraging target area. The La Blanca Vein is a near-vertical split off of the Zuloaga Vein that cuts upward through the


BLOQUE ARROYO ROSARIO 7000
VIII
BLOQUE PINALILLO 1500
VII
BLOQUE LA ESCONDIDA
IV
Clorita
BLOQUE TRIANGULO DE LAS BERMUDAS
VI
BLOQUE LOS BANCOS 7500
III
BLOQUE ARROYO ROSARIO 7000
II
I
BLOQUE ZULOAGA
ZULOAGA-LA BLANCA
INTERSECCION ZULOAGA-LA BLANCA
BLOQUE BALLENAS
V
PROGRAMA DE EXPLORACION
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
Fig10-1.dwg
FIGURE 10-1
LONG TERM EXPLORATION PROGRAM

Zuloaga hanging wall. The La Blanca Vein is typically irregular and narrow, but were mineralized has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite. Calcite is the predominant gangue mineral.

- Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. The Condesa mine is located on the south side of the Las Peñitas arroyo at an elevation of 1,450 meters. Access is obtained from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40 W and dips 81 SW. The Condesa workings show mineralization over 150 meters along strike, with mineralization ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or incomplete. These vein trends intersect the Zuloaga Vein in an area below mineralized surface outcrops of the vein and represent an encouraging exploration target.

Figure 10-2 shows drilling locations for the 2007 exploration program from the underground workings, including planned drifting.

Figure 10-3 shows drilling exploration targets from surface, including the area to be investigated by geophysical methods.


Pinolea
La Escondida
LEGEND
Drillholes (CP-65)
Drillholes (Diamec-232)
Exploration Drifting
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
Fig10-2.dwg

FIGURE 10-2
DRILLING PROGRAM - FIRST SEMESTER 2007
FROM UNDERGROUND MINE


14000 E
15000 E
16000 E
17000 E
18000 E
19000 E
12000 N
11000 N
10000 N
9000 N
Geophysical Studies Area
FALLA BALLENAS
FALLA HUICHOLA
FALLA REGIONAL
FALLA CABRERA
SCALE
0 10 20 30 40 50
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided Minero El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
0-3.dwg

FIGURE 10-3
DRILLING PROGRAM - FIRST SEMESTER 2007
FROM SURFACE

## 11.0 SAN MARTIN UNIT DRILLING

El Pilón's drilling program for the year 2005 to 2006 included 74 drill holes with a total depth of 8,064 meters of core, in addition to about 3,680 meters of underground development for drill sites and access preparations. Estimated cost for this program was $1.50 million.

Table 11-1 shows El Pilón's 2006 Exploration Program.

**TABLE 11-1**
**FIRST MAJESTIC SILVER CORP.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**2006 Drilling Program**

| 2006 | Minera El Pilón Equipment | | | Contractor | | Total per Month |
|---|---|---|---|---|---|---|
| | Drilling Equipment | | | | | |
| | DIAMEC-232 | CP-65 | LY-38 | LY-44 | LY-38 | |
| January | 70.10 | 154.85 | | | | 224.95 |
| February | 48.20 | 129.45 | | 95.00 | | 272.65 |
| March | 131.75 | 157.80 | | 605.35 | | 894.90 |
| April | 97.00 | 253.00 | | 370.60 | | 720.60 |
| May | 50.50 | 72.80 | 71.40 | 504.75 | | 699.45 |
| June | 107.98 | | 71.40 | | | 179.38 |
| July | 9.70 | | 31.40 | | | 41.10 |
| August | 85.30 | | 134.40 | 228.20 | | 447.90 |
| September | 128.40 | | 80.80 | 325.50 | 232.05 | 766.75 |
| October | 80.90 | | 129.70 | | | 210.60 |
| November | 76.95 | 144.75 | | 444.65 | 230.20 | 896.55 |
| December | 167.00 | 121.90 | | 213.75 | 101.60 | 604.25 |
| **TOTAL YEAR** | **1,053.78 MTS** | **1,034.55 MTS** | **519.10 MTS** | **2,787.80 MTS** | **563.85 MTS** | **5,959.08** |

| | | |
|---|---|---|
| **Minera El Pilón** | | **2,607.43 MTS** |
| **Contractors** | | **3,351.65 MTS** |
| | **Total** | **5,959.08 MTS** |

El Pilón has scheduled 42 drill holes for the year 2007, including 29 core holes from underground workings and 13 core holes to be drilled from surface to investigate deep targets. Total estimated cost is about $0.70 million. If this program is successful in proving economic mineralization within the target areas, it may result in about 1.0 million tones of additional resources for the mine.

Drilling at San Martín is carried out with Company owned equipment. This includes electric powered drilling machines for underground operations, such as a Diamec 232, a CP 55, and a LY 38. Long Year 38 and 44 are utilized to core drill from surface access. El Pilón's program for deep drilling is scheduled to be assigned to an independent contractor.

Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. El Pilón's Geology staff reports core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally BQ (36 mm) for underground drill holes and NQ diameter for surface drilling. The core is logged by the Geology staff and sampled, including all of the core.

Table 11-2 shows a 2005 to 2006 complementary list of the drill holes developed by El Pilón at the San Martín mine throughout the life of the operation.

Most of the exploration activity at San Martín was based on direct underground development, particularly during the earlier stages of the operation. In recent years this has been complemented with diamond drilling. The total length of the underground development has not been estimated, however, drifting along the Zuloaga vein as shown on the longitudinal section may add to more than 40 to 60 kilometers, including crosscuts, interconnecting ramps and stopes areas. All this work adds up to a recorded production of 31.7 million ounces of silver to December 2006.

**TABLE 11-2**
**FIRST MAJESTIC SILVER CORP.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**List of Drill Holes at San Martin Mine Program 2005 - 2006.**

| | Long Year 34 Equipment | | | | | | |
|---|---|---|---|---|---|---|---|
| - | DIAMEC 232 | | | | | | |
| | CP 65 | | | | | | |
| **Drillhole No.** | **Northing** | **Easting** | **Elevation** | **Strike** | **Dip** | **Depth** | **Target zone** |
| Z-388 | 14,874.280 | 11,282.650 | 1,368.750 | NE 87° 12' 30" | 34° 44' 04" (-) | 132.85 | Nivel San Carlos, |
| Z-389 | 14,670.700 | 11,253.566 | 1,364.535 | NW 21° 49' 23" | 07° 33' 45" (+) | 39.00 | Niv. San Carlos, |
| Z-390 | 14,874.081 | 11,282.521 | 1,368.770 | SE 63° 26' 05" | 58° 57' 49" (-) | 128.50 | |
| Z-391 | 14,264.310 | 11,111.230 | 1,567.660 | NE 09° 19' 48" | 43° 31' 28" (-) | 28.35 | |
| Z-392 | 14,673.250 | 11,339.130 | 1,346.470 | SE 10° 27' 18" | 44° 35' 22" (-) | 127.20 | Nivel San Carlos, |
| Z-393 | 14,268.060 | 11,107.700 | 1,567.100 | NE 53° 50' 56" | 43° 54' 58" (-) | 43.30 | Nivel Ballenas, |
| Z-394 | 14,673.230 | 11,339.380 | 1,346.120 | SE 08° 14' 57" | 64° 00' 00" (-) | 181.50 | Nivel San Carlos, |
| Z-395 | 13,977.741 | 11,246.474 | 1,333.372 | SE 19° 21' 32" | 3° 00' 00" (+) | 37.80 | Nivel San Carlos, |
| Z-396 | 13,978.065 | 11,250.140 | 1,333.323 | NE 45° 49' 47" | 1° 00' 00" (-) | 35.15 | Nivel San Carlos, |
| Z-397 | 14,682.530 | 11,291.137 | 1,345.930 | SW 17° 05' 12" | 49° 00' 00" (-) | 70.00 | Nivel San Carlos, |
| Z-398 | 14,673.623 | 11,339.272 | 1,346.169 | SE 28° 38' 58" | 46° 00' 00" (-) | 136.50 | Nivel San Carlos, |
| Z-399 | 13,928.880 | 11,234.960 | 1,337.400 | NW 31° 03' 21" | 31° 00' 00" (+) | 60.55 | Nivel San Carlos, |
| Z-400 | 14,672.550 | 11,338.480 | 1,346.160 | SW 15° 51' 55" | 45° 00' 00" (-) | 127.65 | Nivel San Carlos, |
| Z-401 | 14,682.658 | 11,290.894 | 1,346.533 | SW 05° 42' 26" | 15° 00' 00" (-) | 45.90 | Nivel San Carlos, |
| Z-402 | 13,567.667 | 11,135.330 | 1,553.090 | NW 05° 26' 44" | 21° 00' 00" (+) | 16.91 | Nivel San Pablo, |
| Z-403 | 14,672.350 | 11,337.713 | 1,346.198 | SW 15° 56' 18" | 30° 51' 00" (-) | 130.35 | Nivel San Carlos, |
| Z-404 | 13,568.594 | 11,129.949 | 1,552.643 | NE 78° 11' 43" | 15° 00' 00" (+) | 20.80 | Xo. 7550, Rpa. 7435 Reb. 7450 |
| Z-405 | 13,937.499 | 11,213.426 | 1,340.265 | NW 03° 17' 39" | 13° 00' 00" (+) | 84.25 | Nivel San Carlos |
| Z-406 | 15,995.893 | 11,343.543 | 1,472.704 | NW 25° 32' 10" | 06° 50' 00" (+) | 147.00 | Nivel Cangrejos, |
| Z-407 | 13,714.740 | 11,150.087 | 1,572.730 | SE 63° 06' 54" | 22° 55' 46" (+) | 26.72 | Nivel Ballenas, |
| Z-408 | 15,991.487 | 11,341.507 | 1,473.443 | NW 71° 09' 15" | 00° 21' 15" (+) | 169.55 | Nivel Cangrejos, |
| Z-409 | 14,889.817 | 11,152.516 | 1,614.988 | NW 66° 06' 11" | 01° 30' 00" (+) | 107.15 | Nivel San José, |
| Z-410 | 13,862.774 | 11,238.525 | 1,351.330 | NE 09° 10' 0.14" | 03° 13' 00" (+) | 70.00 | Nivel San Carlos, |
| Z-411 | 14,889.229 | 11,157.235 | 1,614.180 | NW 45° 51' 47" | 04° 39' 06" (-) | 136.10 | Nivel San José, |
| Z-412 | 14,782.601 | 11,209.798 | 1,510.917 | NW 74° 57' 56" | 01° 52' 16" (+) | 106.25 | Nivel San José, |
| Z-413 | 14,860.916 | 11,347.365 | 1,368.652 | SE 24° 05' 26" | 39° 21' 42" (-) | 180.25 | , Cortar Veta 6195 y Zuluaga |
| Z-414 | 15,808.785 | 11,355.767 | 1,492.005 | NW 28° 41' 11" | 00° 16' 44.53" (+ | 41.50 | |
| Z-415 | 13,860.384 | 11,238.049 | 1,350.786 | NW 38° 22' 58" | 09° 22' 48" (+) | 55.90 | Nivel San Carlos, |
| Z-416 | 14,979.536 | 11,254.903 | 1,415.324 | NW 58° 47' 47" | 15° 48' 56" (+) | 61.65 | |
| Z-417 | 14,787.989 | 11,209.322 | 1,510.959 | SE 84° 09' 8.13" | 01° 56' 44" (-) | 180.80 | |
| Z-418 | 14,861.160 | 11,346.750 | 1,368.790 | SW 01° 28' 00" | 64° 31' 00" (-) | 242.60 | Nivel San Carlos, |
| Z-419 | 14,979.029 | 11,240.029 | 1,414.507 | SW 89° 58' 19" | 32° 20' 12" (-) | 52.40 | Nivel San Juan, Cortar Veta Fte. 6167 |
| Z-420 | 14,866.187 | 11,349.310 | 1,368.958 | SW 71° 33' 54" | 45° 40' 16" (-) | 277.90 | |
| Z-421 | 15,044.700 | 11,247.614 | 1,509.048 | SW 80° 33' 42" | 00° 28' 38" (+) | 159.60 | Nivel Cangrejos, |
| Z-422 | 14,856.367 | 11,350.680 | 1,358.710 | SW 44° 25' 08" | 50° 22' 00" (-) | 229.00 | |
| Z-423 | 14,979.560 | 11,239.960 | 1,414.491 | SW 70° 26' 18" | 32° 31' 29" (-) | 48.00 | |
| Z-424 | 14,979.344 | 11,240.422 | 1,414.913 | NW 31° 06' 19" | 02° 14' 00" (+) | 46.00 | |
| Z-425 | 14,916.478 | 11,422.719 | 1,369.570 | SW 74° 41' 24" | 78° 41' 00" (-) | 606.00 | |
| Z-426 | 15,444.035 | 11,248.021 | 1,509.003 | NW 82° 49' 08" | 01° 06' 00" (-) | 121.80 | |
| Z-427 | 13,641.473 | 11,080.242 | 1,612.567 | NE 16° 50' 09" | 29° 32' 00" (+) | 50.50 | Nivel Ballenas, |
| Z-428 | 15,585.889 | 11,132.604 | 1,625.654 | NE 44° 31' 33" | 13° 25' 00" (+) | 71.40 | Nivel SJO, Cortar Veta Zuluaga arriba R-670 |
| Z-429 | 13,915.435 | 11,219.377 | 1,339.901 | NW 08° 38' 52" | 30° 20' 12" (-) | 73.50 | Nivel San Carlos, R-7190 (Xo. 7220) |
| Z-430 | 15,583.352 | 11,133.502 | 1,625.575 | NW 21° 42' 50" | 05° 38' 00" (+) | 34.48 | Nivel San Jose |
| Z-431 | Not Drilled | | | | | | |
| Z-432 | Not Drilled | | | | | | |
| Z-433 | 13,902.362 | 11,288.296 | 1,335.415 | SW 46° 41' 34" | 42° 51' 48" (-) | 49.90 | |
| Z-434 | 15,235.230 | 11,226.590 | 1,411.460 | NE 16° 00' 00" | Horizontal | 25.00 | Nivel SJN, Veta La Blanca |
| Z-435 | 14,998.500 | 11,191.660 | 1,447.920 | NW 41° 42' 00" | 13° 14' 00" (+) | 95.00 | Nivel SJN, Cortar STW R-6195 15m arriba |
| Z-436 | 14,747.909 | 11,192.369 | 1,584.688 | NE 20° 27' 25" | 01° 25' 46" (+) | 81.00 | Nivel Ballenas, Cortar Veta La Blanca |
| Z-437 | 14,349.710 | 11,121.850 | 1,483.000 | NW 18° 37' 00" | Horizontal | 95.00 | Nivel San Rafael Cortar Zuloaga y veta al alto |
| Z-438 | 13,586.966 | 11,067.248 | 1,620.860 | NW 26° 25' 48" | 15° 19' 41" (+) | 73.30 | Nivel Ball Mto 7500 al bajo de Zuluaga |
| Z-439 | 15,224.680 | 11,190.652 | 1,611.357 | NW 86° 04' 35" | Horizontal | 311.00 | Nivel Sjo cortar vetas N-S |
| Z-440 | 13,640.389 | 11,080.233 | 1,612.621 | NW 01° 14' 21" | 35° 12' 07" (+) | 66.70 | nivel Ballenas, cortar Zuluaga arriba R-7500 |
| Z-441 | 13,640.015 | 11,080.352 | 1,612.674 | NW 20° 50' 06" | 30° 20' 02" (+) | 48.20 | Nivel Ballenas, explorar el bajo veta Zuluaga |
| Z-442 | 14,464.950 | 11,115.981 | 1,476.517 | NE 00° 30' 39" | 00° 40' 52" (+) | 60.00 | Nivel San Pablo, Cortar Zuluaga |
| Z-443 | 15,234.146 | 11,192.799 | 1,611.346 | NE 84° 17' 03" | 01° 32' 28" (+) | 121.20 | Nivel San Jose, Cortar vetas N-S |
| Z-444 | 15,835.073 | 10,475.663 | 1,640.038 | SW 85° 52' 59" | 61° 42' 27" (-) | 322.00 | Area huichola, Anomalia Geofisica La Huichola |
| Z-445 | 14,168.511 | 11,121.277 | 1,576.938 | NW 28° 33' 58" | 00° 23' 17" (-) | 110.70 | Nivel Ballenas, Veta la Mancha |
| Z-446 | 13,906.837 | 11,288.755 | 1,334.825 | SE 43° 22' 42" | 60° 54' 52" (-) | 82.20 | Nivel San Carlos, |
| Z-447 | 15,638.504 | 11,345.479 | 1,537.360 | NE 02° 26' 43" | 01° 08' 05" (-) | 37.00 | Nivel Ballenas, Checar V. La Blanca hacia costados |
| Z-448 | 15,623.685 | 11,335.659 | 1,539.685 | SE 06° 19' 50" | 00° 15' 28" (+) | 40.00 | Nivel Ballenas, Checar a los costados Fte. 670 |
| Z-449 | 14,855.354 | 11,348.884 | 1,369.146 | SW 78° 00' 37" | 24° 17' 46" (-) | 198.90 | Nivel San Carlos, Veta Zuluaga |
| Z-450 | 15,834.597 | 10,475.692 | 1,640.102 | SW 83° 50' 46" | 43° 04' 11" (-) | 220.65 | Nivel Superior, Anomalia Geofisica Huchola |
| Z-451 | 15,324.143 | 11,129.503 | 1,645.584 | NW 07° 07' 06" | 06° 13' 36" (+) | 76.80 | Nivel Escondida, Veta Zuluaga |
| Z-452 | 14,856.711 | 11,349.167 | 1,368.805 | SW 79° 21' 02" | 68° 19' 02" (-) | 198.35 | Nivel San Carlos, |
| Z-453 | 15,956.350 | 10,732.000 | 1,580.000 | SW 84° 30' 20" | 47° 20' 15" (-) | 266.80 | ?? |
| Z-454 | 15,225.325 | 11,132.743 | 1,648.724 | NW 01° 16' 45" | 18° 46' 05" (+) | 44.65 | Nivel Escondido, Zuluaga |
| Z-455 | 14,471.454 | 11,115.861 | 1,476.742 | NE 38° 04' 50" | 00° 22' 13" (+) | 76.65 | Nivel San Pablo, Zuluaga La Hedionda |
| Z-456 | 15,518.065 | 11,166.430 | 1,683.063 | NW 02° 41' 33" | 00° 08' 30" (+) | 41.30 | Nivel Escondida, Alto de Zuluaga |
| Z-457 | 17,430.809 | 10,999.705 | 1,295.693 | NE 03° 56' 59" | 46° 07' 07" (-) | 178.70 | Superficie, Anomalia Geofisica C. Colorado |
| Z-458 | 15,518.032 | 11,166.377 | 1,683.413 | NW 06° 45' 13" | 17° 52' 17" (+) | 33.85 | Nivel Escondida, Alto de Zuluaga |
| Z-459 | 15,105.632 | 10,179.686 | 1,644.590 | NE 45° 25' 5.5" | 56° 58' 46" (-) | 101.60 | ????? |
| Z-460 | 16,163.942 | 11,356.858 | 1,385.441 | NE 01° 30' 57" | 40° 55' 57" (-) | 79.50 | Nivel San Carlos, Zuluaga debajo de Fte.4943 |
| Z-461 | 15,518.211 | 11,166.470 | 1,683.080 | NE 18° 26' 06" | 01° 11' 36" (+) | 43.50 | Nivel Escondida, Alto de Zuluaga |
| Z-462 | 15,301.894 | 11,137.360 | 1,684.366 | SW 00° 56' 11" | 01° 08' 57" (+) | 40.00 | Nivel Escondida, Checar al bajo de la veta |
| Z-463 | 16,147.227 | 11,346.980 | 1,384.980 | NW 39° 08' 38" | 41° 17' 26" (-) | 81.95 | Nivel San Carlos, Cro. Rampa 4943 |
| Z-464 | 15,243.572 | 11,140.957 | 1,686.936 | SW 09° 26' 04" | 00° 40' 37" (-) | 20.15 | Nivel Escondida, Checar bajo de la veta |
| **Total** | No. 74 Drilled | | | | | **8064.16** | |

## 12.0 SAN MARTIN SAMPLING METHODOLOGY

PAH reviewed, with more detail, El Pilón's sampling program for the preparation of a Technical Report of April 2001 and again in June of 2005. El Pilón's current sampling team consists of three sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Channel samples consist of shallow chips broken off the back of the drift. A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent). Drill hole data are locally included in the reserve calculations, but given the relatively small size of the core sample, it is applied by El Pilón with conservatism. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

# 13.0 SAN MARTIN SAMPLE PREPARATION, ANALYSIS AND SECURITY

## 13.1 *Sample Preparation*

Channel, exploration, mine development and production, and plant samples are sent to El Pilón's on-site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 150 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to ground the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into a diesel-fired furnace for fusion into a lead button. PAH notes that the diesel furnace does not have any temperature control and as a result temperatures fluctuate. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples. The microbalance used has a sensitivity of $\pm$ 1 milligram (equivalent to an actual grade of $\pm$ 1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

## 13.2 *Laboratory Facilities*

PAH notes that the laboratory generally appears to be adequate, with reasonable cleaning and organization. The laboratory currently conducts about 200 to 250 assays per day, including exploration samples, development samples, and mill samples. Laboratory personnel include two sample prep operators, one person in the refinery, two weighing samples and reporting results and one Chief Chemist/AA operator.

The on-site laboratory has a small gas muffle furnace and an electric cupelling furnace for fire assaying. Solution samples are analyzed with a Perkins Elmer 2380 Atomic Absorption unit. Mine samples are periodically sent to an outside laboratory, usually Chemex and more recently splits of the same samples are also sent to two other Peñoles labs for check assays. No plant samples are sent to outside laboratories. All plant feed and tailings assays are run as triplicate samples and the average value is reported unless the silver values vary by more than 20 g/t. Then the triplicate samples are repeated. Six replicates of Gravity Concentrate are assayed and the average value is reported unless the silver varies by more than 300 g/t. Then, the six replicate samples are repeated. Doré is drilled and six replicates are

assayed and the average value reported unless the assay varies by more than 400 g/t. All geological samples are run as triplicates and the samples repeated if the assay exceeds 300 g/t.

## 13.3 *Check Assaying*

To evaluate sample quality control, El Pilón performs periodic check analyses on samples. Since 2004, El Pilón has sent each month, from about 10 to 30 samples to Chemex Laboratories, an independent commercial laboratory, to Met Mex Peñoles laboratory, and to Laboratorio Industrial Metalúrgica Herrera, for duplicate analysis.

PAH has reviewed assays of duplicated samples from 2005 and 2006 as indicated in Table 13-1. The samples were sent to ALS Chemex and included a range of silver grades from 2 to 5,263 g/t. The results show that of 39 duplicated samples, the average silver grade at Chemex (390 g/t) is higher by about 10 percent than at El Pilón laboratory (356 g/t), while the average gold grade resulted in 0.40 g/t at Chemex and 0.09 g/t at El Pilón. The silver assay results present a very close correlation, while the gold assays show a poor correlation due probably to erratic distribution within the ore. The sample assays obtained at the El Pilón laboratory appear conservative. The El Pilón laboratory assays are used as a basis for mine reconciliation and production recovery estimates, therefore these would reflect conservative estimates as well.

In PAH opinion the assaying procedure should be reviewed to close the difference between ALS Chemex results and those obtained at El Pilón laboratory.

Table 13-1 shows the assay results and statistics of 39 samples duplicated at ALS Chemex and at El Pilón laboratories. These samples were assayed between November 2005 and December 2006.

The samples mineral content range includes assays that vary from 2 to 5,263 g/t Ag. Average correlation of the results is close to 100 percent for the silver assays within a broad range. High discrepancies occur in the gold assays. PAH reviewed these data in order to evaluate the accuracy of the El Pilón laboratory. PAH believes that the reproducibility of silver grades is acceptable and somewhat conservative, considering that the reported values from the El Pilón laboratory tend to be lower, but within acceptable industry practices. Gold assays present high variations. Because the gold beads are so small, the assayer is forced to estimate the bead weight in the measurement gold grades in the tenths of a gram per tonne range. PAH believes that the reproducibility of gold grades is reasonable, with some of the variability between sample pairs due to the relatively small quantity of pulp (10 grams) used for the assays. Since the gold values are not used in the determination of the reserve block delineation and stope layouts, PAH does not view this as a significant issue.

PAH recommended in 2001, and continues to recommend that El Pilón consider using larger sample pulp quantities in the assaying of silver and gold in order to reduce variability. PAH also suggests that the diesel furnace be replaced with an electrical furnace so that the temperature can be controlled, and the addition of a micro-balance to allow better measurement of fire assay beads.

TABLE 13-1
First Majestic Silver Corp.
MINERA EL PILON, S.A. DE C.V.
Assay Comparison - Laboratories El Pilón / ALS Chemex.

March 3, 2007

| Date | Sample No. | Location | Width m | EL PILON LABORATORY Ag g/t | Au g/t | Pb % | Cu % | Zn % | ALS CHEMEX LABORATORY Ag g/t | Au g/t | Pb % | Cu % | Zn % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| November 2005 | 1 | BARRENO Z-401 | 1.00 | 286 | 0.50 | 0.42 | 0.02 | 1.35 | 309 | 0.31 | 0.46 | 0.03 | 1.36 |
| | 2 | BARRENO Z-401 | 1.15 | 252 | 0.50 | 0.2 | 0.02 | 0.73 | 302 | 0.47 | 0.24 | 0.04 | 0.50 |
| | 3 | BARRENO Z-401 | 1.00 | 185 | 0.5 | 0.17 | 0.03 | 0.38 | 293 | 0.52 | 0.13 | 0.04 | 0.28 |
| | 4 | BARRENO Z-400 | 0.55 | 95 | 0.01 | 0.04 | 0.01 | 0.12 | 107 | 0.07 | 0.08 | 0.01 | 0.15 |
| | 5 | BARRENO Z-399 | 1.10 | 107 | 0.01 | 2.84 | 0.18 | 2.96 | 116 | 1.02 | 3.93 | 0.23 | 4.03 |
| | 6 | BARRENO Z-399 | 1.00 | 318 | 0.01 | 0.96 | 0.09 | 3.31 | 352 | 3.03 | 4.34 | 0.31 | 6.44 |
| | 7 | BARRENO Z-399 | 1.10 | 258 | 0.01 | 0.62 | 0.05 | 1.04 | 292 | 0.46 | 0.63 | 0.04 | 1.06 |
| | 8 | BARRENO Z-398 | 1.60 | 309 | 1.00 | 6.44 | 0.22 | 6.58 | 344 | 0.05 | 8.85 | 0.28 | 11.1 |
| | 9 | BARRENO Z-398 | 1.00 | 172 | 0.50 | 3.85 | 0.15 | 5.6 | 223 | 0.05 | 6.42 | 0.24 | 10.65 |
| January 2006 | 1 | Crucero 7530 Romp. A 10 mts. Tope 1.10-2.20 | 1.10 | 35 | 0.01 | 0.05 | 0.01 | 0.12 | 34 | 0.05 | 0.05 | 0.01 | 0.13 |
| | 2 | Crucero 6239 línea 239 1.30 - 2.80 | 1.50 | 791 | 0.01 | 0.70 | 0.14 | 1.70 | 845 | 0.54 | 0.73 | 0.15 | 1.73 |
| | 3 | Crucero 7386 Sección 7315 Tope 0.00 - 1.00 | 1.00 | 139 | 0.01 | 0.09 | 0.03 | 0.19 | 123 | 0.05 | 0.09 | 0.03 | 0.18 |
| | 4 | Crucero 6424 Romp. A 1.00 mts. 1.90 - 2.90 | 1.00 | 295 | 0.01 | 0.17 | 0.02 | 0.57 | 556 | 0.05 | 0.16 | 0.01 | 0.55 |
| | 5 | Crucero 6238 T.D. Romp. A 37 mts. 0.00 - 1.20 | 1.20 | 31 | 0.01 | 0.04 | 0.01 | 0.06 | 22 | 0.05 | 0.04 | 0.01 | 0.06 |
| | 6 | Crucero 6238 T.I. romp. A 38.5 mts. 0.00 -0.60 | 0.60 | 34 | 0.01 | 0.02 | 0.01 | 0.05 | 38 | 0.05 | 0.02 | 0.01 | 0.06 |
| | 7 | Crucero 6238 T.I. Romp. A 3.5 mts. 0.00 - 1.20 | 1.20 | 405 | 0.01 | 0.06 | 0.03 | 0.10 | 464 | 0.68 | 0.07 | 0.02 | 0.09 |
| | 8 | Crucero 6238 T.D. Romp. A 3.5 mts. 0.00 - 1.10 | 1.10 | 121 | 0.01 | 0.01 | 0.02 | 0.06 | 133 | 0.05 | 0.03 | 0.01 | 0.08 |
| | 9 | Crucero 6167 Línea 241 0.0 -0.50 | 0.50 | 130 | 0.01 | 0.07 | 0.02 | 0.15 | 167 | 0.05 | 0.04 | 0.01 | 0.13 |
| | 10 | Crucero 6199 Romp. 11.50 mts. 0.00 - 1.30 | 1.30 | 11 | 0.01 | 0.12 | 0.01 | 0.29 | 25 | 0.05 | 0.11 | 0.01 | 0.29 |
| February 2006 | 1 | Barreno Z-407 8.80 - 10.78 | 2.28 | 9 | 0.01 | 0.01 | 0.01 | 0.05 | 10 | 0.05 | 0.03 | 0.01 | 0.06 |
| | 2 | Barreno Z-407 12.22 - 13.85 | 1.63 | 40 | 0.01 | 0.04 | 0.01 | 0.08 | 45 | 0.05 | 0.06 | 0.01 | 0.07 |
| | 3 | Barreno Z-407 32.00 - 33.00 | 1.00 | 898 | 0.01 | 0.25 | 0.03 | 1.18 | 972 | 1.16 | 0.22 | 0.03 | 1.07 |
| | 4 | Barreno Z-407 33.00 - 34.20 | 1.20 | 12 | 0.01 | 0.01 | 0.01 | 0.02 | 5 | 0.05 | 0.01 | 0.01 | 0.01 |
| | 5 | Barreno Z-407 38.00 - 38.50 | 0.50 | 2 | 0.01 | 0.05 | 0.01 | 0.06 | 5 | 0.05 | 0.01 | 0.01 | 0.01 |
| | 6 | Frente 6167 Seccion 242 0.50 - 1.30 | 0.80 | 5263 | 0.01 | 0.14 | 0.03 | 1.68 | 6550 | 0.05 | 0.10 | 0.02 | 1.54 |
| | 7 | Frente 663 Sección 5694 0.00 - 1.00 | 1.00 | 31 | 0.01 | 2.12 | 0.18 | 3.80 | 73 | 0.05 | 2.26 | 0.17 | 3.69 |
| | 8 | Rampa 6110 Tabla Izquierda 0.00 - 1.30 | 1.30 | 430 | 0.01 | 0.40 | 0.01 | 1.16 | 455 | 0.93 | 0.38 | 0.02 | 1.07 |
| | 9 | Rampa 6110 Tabla Derecha 0.00 - 1.30 | 1.30 | 235 | 0.01 | 1.04 | 0.01 | 1.88 | 264 | 0.27 | 1.02 | 0.02 | 1.9 |
| | 10 | Crucero 7530 Romp. A 1.00 mts. 0.00 - 1.00 | 1.30 | 360 | 0.01 | 0.25 | 0.05 | 0.95 | 425 | 0.39 | 0.28 | 0.05 | 0.98 |
| December 2006 | 1 | RPA. 6220 P- 230 a 7.0mts ( 1.50-2.1) | 0.60 | 66 | 0.01 | 0.07 | 0.01 | 0.14 | 71 | 0.05 | 0.02 | 0.01 | 0.01 |
| | 2 | Rpa. 6120 (6.30-7.40 Tabla Izquierda | 1.10 | 282 | 0.01 | 0.11 | 0.02 | 0.24 | 297 | 0.06 | 0.1 | 0.02 | 0.19 |
| | 3 | Rpa. 5613 P 604 a 38.0 mts 4.0-4.8 tope | 0.80 | 249 | 0.01 | 1.37 | 0.12 | 2.77 | 254 | 5.05 | 1.58 | 0.15 | 2.71 |
| | 4 | Reb. 5583 Secc. 5498 (1.10) T del Bajo | 1.10 | 890 | 0.01 | 0.82 | 0.08 | 1.16 | 865 | 2.32 | 0.91 | 0.1 | 1.24 |
| | 5 | Rpa 5583 (1.60-2.00 Tabla Derecha ) | 0.40 | 64 | 0.01 | 0.96 | 0.03 | 4.77 | 69 | 0.2 | 1.09 | 0.03 | 5.60 |
| | 6 | Cro. 6301 ( Secc 6192 1.50 Tabla Sur ) | 1.50 | 682 | 0.01 | 0.50 | 0.01 | 0.53 | 665 | 0.24 | 0.66 | 0.02 | 0.59 |
| | 7 | Cro. 6301 ( Secc 6195 1.30 T. del Bajo ) | 1.30 | 75 | 0.01 | 0.18 | 0.01 | 0.15 | 86 | 0.06 | 0.07 | 0.01 | 0.17 |
| | 8 | Cro. 5970 (de Romp 0-1.40 Tabla W ) | 1.40 | 66 | 0.01 | 0.12 | 0.02 | 0.51 | 67 | 0.19 | 0.16 | 0.02 | 0.60 |
| | 9 | Cro 5970 ( Romp. A 4.0 m. 0-1.20 T. W) | 1.20 | 136 | 0.01 | 0.21 | 0.02 | 0.37 | 148 | 0.10 | 0.21 | 0.02 | 0.35 |
| | 10 | Cro 6418 ( Romp. A 9.0 mts 0-1.00 Te. ) | 1.00 | 107 | 0.01 | 0.21 | 0.03 | 0.54 | 127 | 0.19 | 0.19 | 0.02 | 0.52 |
| | 39 | SUMPRODUCT | 42.71 | 333 | | | | | 365 | | | | |
| | | Average Width - m | 1.10 | | | | | Dif. % | 109.66 | | | | |
| | | Statistics Average | | 356 | 0.09 | 0.66 | 0.05 | 1.22 | 390 | 0.49 | 0.92 | 0.06 | 1.57 |
| Data: El Pilón | | Maximum | | 5,263 | 1.00 | 6.44 | 0.22 | 6.58 | 5,550 | 5.05 | 8.85 | 0.31 | 11.10 |
| Analysis : PAH | | Minimum | | 2 | 0.01 | 0.01 | 0.01 | 0.02 | 5 | 0.05 | 0.01 | 0.01 | 0.01 |
| | | Median | | 139 | 0.01 | 0.18 | 0.02 | 0.53 | 167 | 0.07 | 0.16 | 0.02 | 0.52 |
| | | Correlation | | 0.999 | -0.093 | 0.957 | 0.902 | 0.962 | | | | | |

## 13.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at the San Martín mine, and that most of El Pilón's data was generated by San Martín by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for the San Martín operation is being conducted by El Pilón in a reasonable manner consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the deposit mineralization and believes that they be used with acceptable confidence in the estimation of the mineable reserves.

## 14.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the vein deposits at San Martín, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

El Pilón has established a systematic procedure to verify data and quality control which has proven effective and accurate by many years of operation. Assay data and information generated by the operation is transmitted by manual procedures; however, all the paper trail is accessible and available for inspection.

Table 14-1 presents a summary of data verification procedures for assays at the El Pilón laboratory.

**TABLE 14-1**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**Data Verification - Laboratory Assays** **March 1, 2007**

| Sample Class | No. Assays/Day | No. Assays | If Variation: | Then: | Results |
|---|---|---|---|---|---|
| **Geology** | | | | | |
| Channel | 90 | 3 X | < 20 g | Average | Average |
| | | 3 X | > 20 g | Repeat | Average |
| Drilling | 20 | 1 X | < 100 g | Reading | Reading |
| | | 3 X | > 100 g | Repeat 3 X | Average |
| **Mine/Plant** | | | | | |
| Heads | 12 | 3 X | < 20 g | Average | Average |
| | | 3 X | > 20 g | Reapet 3 X | Average |
| Concentrates | 63 | 6 X | < 300 g | Average | Average |
| | | 6 X | > 300 g | Repeat 6 X | Average |
| Tailings | 12 | 3 X | | Average | Average |
| | | | | | |
| Doré | 3 | 6 X | < 400 g | Average | Average |
| | | 6 X | > 400 g | Repeat 6 X | Average |
| Total / Day | 200 | | | | |
| | | | | | |
| Mine | Approx.10-30 | Approx. 10-30 / mo. | | Sent to external labs. | |

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the mineralization in the deposit. Furthermore, PAH recommended to add field duplicate samples, including correlation analysis of results for duplicate checks. PAH's conclusion was that the results from check assaying were reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and should be usable with acceptable confidence in the estimation of the mineable reserves.

## 15.0 ADJACENT PROPERTIES

The San Martín mining operation by El Pilón, is enclosed by the Bolaños Mining District. The Bolaños District comprises approximately 20 kilometers of NS extension, from the San Martín mine in the South to the old Bolaños mine in the northern part.

The Bolaños mine has been inactive since about 1998 and is the only other significant mineral deposit located near the San Martín area. Reportedly, the Bolaños mine has produced approximately 36 million ounces of silver throughout its historical operation.

No other mining property exists adjacent to San Martín. All surrounding areas to San Martín have been claimed, and are owned by El Pilón.

The San Martín mine is located within an isolated Mining District in the northwest trending Sierra Madre Occidental. Other operating mines and Mining Districts within the Sierra Madre Occidental range include multi-million ounce producers of precious metals, such as the Zacatecas and the Fresnillo Districts (currently the largest silver producer in the World), in operation by Grupo Peñoles and other operators to the North of San Martín. These other mining districts, however, are located hundreds of kilometers away from San Martín.

## 16.0 METALLURGICAL TESTING

Since the San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 775 tonnes per day no testing is required to establish the viability of processing the ore or the processing parameters. The ore is processed by conventional cyanidation.

An ore processing scheme for the sulfide mineralization has yet to be established. Attempts at treating the sulfide ore within the existing plant were not successful. El Pilón is of the opinion that a separate, independent plant will be required to process the sulfide ore. Bench-scale testing of the sulfide ore is currently in progress at FMS's La Parrilla mining operation near Durango City.

## 17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

El Pilón uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserve. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated December 31, 2006 (referred to subsequently as the January 1, 2007 reserve).

### 17.1 *Introduction*

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 10 to 150 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

To estimate the reserve block tonnages, El Pilón has prepared north-south cross sections for the entire mine, perpendicular to the structural zone, at ten-meter intervals. From each section that crosses a reserve block, the cross sectional area of the mineralized zone is measured by AutoCAD methods and sample lengths. The reserve block volume for each 10-meter section is then calculated from the cross sectional area and the vertical projection of the block area measured by AutoCAD in longitudinal section.

The density factor used to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the vein deposit, including oxides ore, sulfides ore and transition zone ore. The density tests were performed by Ing. Armando Gabriel Hernández a research metallurgist in a commercial lab in Guadalajara, by applying the Le Chatelier methodology to eight mine samples (December 2004). El Pilón's estimated average density is 2.80. PAH believes that on average the density for mineralization appears to be reasonable. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each 10-meter section that crosses a reserve block, El Pilón composites all sample grades in the drift that occur within five meters on either side of the section. El Pilón investigated three methods to filter the outlier samples greater than 1,000 g/t Ag, and determined that, based on statistical analysis performed on 3,040 samples, the most appropriate filter was to assign a top grade of 800 g/t Ag to those samples. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each reserve block are then determined by combining the tonnes and grade results obtained for each 10-meter section that crosses the block. The resource block tonnes and grade are tabulated by El Pilón on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the vein for use in the reserve estimate is done without regard to economic cutoff grade or mineable width considerations, resulting in maximum vein widths. This maximum width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. PAH recommends that both cutoff grade and mineable width be taken into consideration in the compositing of samples across the vein in order to help optimize ore production. Reserve blocks delineated on this basis would need to be mined accordingly by El Pilón, using appropriate grade control practices to insure that the selective mining of the ore proceeds as envisioned by the reserve estimates and, where practical, leaving sub-ore grade parts.

PAH also notes that in a few local areas, the drift is wholly enclosed by the vein zone and unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. In these areas, the use of the less than actual vein width leads to underestimation of the block reserves. PAH recommends that the true vein widths, measured by cross cuts and/or the drill holes, be used as much as possible in the ore reserve estimation.

The reserve blocks estimated by Pilón are not included within the resource blocks.

## 17.2 *Cutoff Grade Calculation*

For the present (end of 2006) mineable reserve, PAH's economic breakeven cutoff grade calculation was based on the basic parameters shown in Table 17-1. Table 17-1 shows Cutoff Grade Parameters.

**TABLE 17-1**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A DE C.V.**
**San Martín Mine**
**Cutoff Grade Parameters**

| Concepts | | Costs US$ |
|---|---|---|
| Average Total Operating Cost | | $52.15 / tonne |
| Minimum Mining Width (Cut & Fill) | | 2 meters |
| COG Silver only | | 182 g/t |
| COG Silver-eq. + Gold/Lead Credits | | 167 g/t |
| Mill/Refinery Recovery | | Met.Rec - 89.07%; S&R - 99.2% = 0.884 |
| Silver Price | | $10.00 / troy ounce ($0.32/gram) |
| Gold Price | | $500.00 / troy ounce ($16.08/gram) |
| Lead Price | | $0.50 / lb |
| Gold:Silver Price Ratio | | 50 |
| Gold:Silver Metal Ratio (in doré) | | 0.00146 |
| Gold/Lead Contribution | | $0.75 / troy ounce silver |
| Monetary Exchange Rate | | $1 / 10.94 pesos |

Equating these parameters, the breakeven cutoff grade for silver ($G_{ag}$), based solely on silver, for the total operating cost and process recoveries anticipated, becomes:

$$G_{ag} = \$52.00/(\$10.00 \times .891) = 5.84 \text{ oz/tonne or } 182 \text{ g Ag/tonne}$$

All 2005 and 2006 production has come from the mechanized cut and fill mining.

Ore production for the year 2006 was reported at 261,834 tonnes, at an average grade of 209 g Ag/t, and 0.32 g Au/t. Gold is present in payable quantities in many areas and lead in some areas. Therefore, a gold/lead credit is applicable for the cutoff grade. The actual gold head grade is not well known because of the problems in assaying as previously discussed in the laboratory analysis section.

From the 261,834 tonnes of production, the silver sold in doré and concentrates during 2006 was 49.3 million grams (1,472,421 ounces). The gold sold in doré and concentrates during 2006 was 64,119 grams (2,061 ounces).

The grams of gold contained in doré and concentrates were estimated to be about 78,550 grams (2,525 ounces), which would indicate a mill feed grade of about 0.32 g/t; the estimated process recovery for gold was 92.1 percent (72,342 grams gold in doré). For each ounce of silver paid there were 0.001 ounces of gold paid (2,326 ounces Au/1,566,400 ounces Ag). At a gold price of $500/oz, this represents a contribution of $0.74 per ounce of silver.

In addition to the doré sales, a gravity concentrate is produced. During 2006, 253.2 tonnes of concentrate were sold that contained 2,923,075 grams (93,979 ounces) of silver, 8,223 grams (264 ounces) of gold and 13,844.5 kilos of lead. For each ounce of silver sold, approximately 0.01 kilograms (0.02 lbs) of lead were sold. At $0.50/lb of lead, this contributes another $0.01 per ounce of silver.

This would indicate a total contribution of gold and lead of $0.75 per ounce of silver.

Revenues from gold and lead contained in both, doré and concentrates represented in 2006, approximately 8 percent of the total revenue received, while lead represents less than one percent of the total revenue. This would equate to an average gold/lead credit of about $0.75/ounce of silver at a silver price of $10.00. A contribution of $0.75 was used as the credit for gold and lead in the calculations of the cutoff grade.

The silver equivalent breakeven cutoff grade ($G_{ag\ eq}$), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff calculation.

**$G_{ag\ eq}$= \$52.00/((\$10.00 x0.891)+\$0.75)) = 5.38oz Ag eq./tonne, or about 167 grams Ag-eq/tonne.**

This cutoff estimate was the basis to calculate 2007 reserves. PAH notes that that the reserve is in addition to the material considered as resources.

## 17.3 *Reserve Estimate*

PAH has reviewed the El Pilón annual reserve update of January 1, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

El Pilón has estimated the mineable reserve for the main Zuloaga Vein, as well as for two NS trending veins that have been intersected by the Zuloaga vein at the San Carlos Level. For the Zuloaga Vein, El Pilón has tabulated an "in-situ" reserve, without consideration for mining dilution and mining extraction experienced by the cut and fill operations, and without contribution of zinc content.

The total "in-situ" undiluted reserve as tabulated by El Pilón and reviewed by PAH, is shown in Table 17-2 at a 182 gram Ag only cutoff grade for the Zuloaga vein and for the NS veins at the San Carlos level. The total "in-situ" undiluted reserve and without Au/Pb credits added, as reviewed by PAH, is 0.518 million tonnes averaging 290 grams per tonne silver, for a total of 4.8 million contained ounces of silver. As discussed previously in the calculation methodology section, the proven ore category has been projected 25 meters from the drift sample data, while the probable ore category is projected another 25 meters beyond the proven ore. No material is currently classified beyond the probable category. Broken ore is material blasted in the stopes and awaiting extraction.

Figure 17-1 shows longitudinal sections of the Zuloaga and La Blanca Veins, with the location of the reserve blocks included in the mineable reserves.

**TABLE 17-2**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Mine**
**Mineral Reserves (Without Dilution) as of January 1, 2007 - El Pilón Estimate, PAH Review [1]**

| Reserve Classification | Vein | Width - m | Tonnes | Silver g/t (*) | Contained Silver (Ounces) |
|---|---|---|---|---|---|
| Proven | Zuloaga | 2.47 | 259,249 | 293 | 2,446,170 |
| **Total Proven** | | | **259,249** | **293** | **2,446,170** |
| | | | | | |
| Probable | Zuloaga | 3.82 | 258,669 | 287 | 2,390,466 |
| **Total Probable** | | | **258,669** | **287** | **2,390,466** |
| | | | | | |
| **Total Proven + Probable** | | **3.14** | **517,918** | **290** | **4,836,636** |

COG - Silver only 182 g/t Ag

(*).- Silver grade does not include Au/Pb credits.

[1] Minor differences due to rounding


W
E
BA 7478
BA 7478
BA 7478 B
SC 6409
SC 6409
SC 6360
SC 6360
SC 6470
SC 6470
SC 6415
SC 6415
CUERPO DEL ALTO
SJD-570 E
BA 7550
BA 7550
MANTO 7500
SC 6190
SC 6190
RESERVAS
PROBADAS
PROBABLES
RECURSOS
RECURSOS MEDIDOS Ag Eq (Ag+Pb+Zn)
RECURSOS INDICADOS Ag Eq (Ag+Pb+Zn)
RECURSOS INDICADOS CON BARRENACION
RECURSOS INFERIDOS Ag
RECURSOS INFERIDOS Ag (Ag+Pb+Zn)
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 900
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
FIGURE 17-1
SAN MARTIN RESERVES / RESOURCE MAP
Date of Issue
Feb/2007
Drawing Name
Fig17-1.dwg

During 2005 and 2006, all of the production was derived from cut and fill stopes. In the cut and fill stopes, where the width is less than about 3 meters, the ore is blasted and removed (resued) before blasting the waste onto the stope floor for fill. A minimum mining width of 2 meters is required in the cut and fill stopes for the mechanized equipment in use at the mine.

With an average width in the cut and fill stopes of approximately 2.0 meters, the typical dilution from the walls of the Zuloaga Vein would be that estimated to mine the minimum width of extraction at the 2.00m width. A mechanized cut and fill mining method will typically (using dry fill) result in an overall mining recovery of approximately 95 percent.

A review of the assays beyond the silver equivalent grade boundary on the walls of the Zuloaga Vein indicated an average diluting grade of approximately 10 to 200 g Ag/t. However, since there is about a one percent difference between the mine feed grades to the mill and the mill calculated feed grade, some additional dilution is being introduced in the stopes. The recognition and correction of the various excess dilution sources will help the mine reconcile the differences in grade between the mine and mill.

PAH recommends that El Pilón assign a geologist to spray paint the boundaries of the economic mineralization along the stopes to avoid higher dilution during the mining activities.

Table 17-3 summarizes the diluted, recovered (with credits added for Au/Pb at 13 percent), proven and probable reserves at El Pilón as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.

PAH notes that the current mining across the width of the Zuloaga Vein is often conducted with limited regard to economic cutoff grade or mineable width considerations, resulting in taking maximum vein widths. This maximum width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. PAH believes that El Pilón can be more selective in mining across the veins to extract the ore above cutoff grade, without taking as much of the sub-ore grade mineralization. Reducing the amount of the lower grade material taken during mining will potentially reduce mining costs, haulage costs, and processing costs, and allow for a more efficient and economic operation. In PAH review El Pilón's block Nos. ESC-5822, SE-5822, SJO-570E, and SC-6355 from proven, and Blocks Nos. SC-6355 and RN-4 from probable reserves were discounted due to lower average grade than the COG estimated for silver only.

### 17.3.1 Conclusion

PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

TABLE 17-3
First Majestic Silver Corp.
MINERA EL PILON, S.A. DE C.V.
San Martin Mine
Mineable Reserves (With Dilution and Mine Recovery) as of January 1, 2007 - Adjusted PAH Estimate

| Reserve Classification | Vein | Width - m (Diluted >2.00m) | Tonnes (Mine Dil.>2.00m, Rec.-95%) | Silver g/t (No Credits) | Contained Silver (Ounces) Without Credits | Silver-eq. g/t With Au/Pb Credit | Contained Silver-eq. (Ounces) Including Au/Pb Credits (8%) |
|---|---|---|---|---|---|---|---|
| Proven | Zuloaga | 2.47 | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Total Proven | | | 246,287 | 293 | | 317 | 2,509,770 |
| | | | | | | | |
| Probable | Zuloaga | 3.82 | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| Total Probable | | | 245,736 | 287 | | 310 | 2,452,618 |
| | | | | | | | 4,962,389 |
| Total Proven + Probable | | 3.14 | 492,022 | 290 | 4,594,804 | 314 | 4,962,389 |

COG - Silver only 182 g/t Ag
Includes Mine Dilution, Width>2.00m and Mine Recovery (95%).
Credits for Au/Pb content added as 8 percent

## 17.4 *Resource Estimation*

The Resource calculations by El Pilón are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

El Pilón's estimated mineral resources are considered conservative, since only adjacent blocks are projected from the reserve blocks. Mineralization in the Zuloaga vein has shown an estimated 70/30 percent ore to waste ratio within the mineralized structure; therefore, based on mining records the resource projections above and below the reserve blocks may be extended to the length of the known structure.

In addition to the Reserves, El Pilón has estimated Resources in blocks along the Zuloaga vein, La Blanca vein, the Plomosa – Rosario vein, the Rosario – Condesa vein, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2004, El Pilón generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 8 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

The mineralized veins within the deeper parts of the mine, as well as in some other localized areas, contain variable amounts of base metals, particularly zinc, which is locally present in sufficient quantities to potentially be considered as an additional metal product for revenue generation. The Zuloaga Vein contains resource areas that are locally as high as 5 percent zinc. The La Blanca Vein also contains

higher zinc values. Zinc grade distribution is not well defined as sample analysis for zinc has historically been limited, but is being conducted routinely for the exploration drilling in more recent sampling.

Metallurgical studies have been performed by experts at the Universidad Autónoma in San Luis Potosí, México, and a vertical flotation cell has been installed on site for producing a lead/silver concentrate. The long-term plans are to make both a lead/silver and a zinc concentrate that would be shipped to the Peñoles smelter in Torreón, México. However, the final flow sheet design has not been completed, and to-date, only testwork has been developed in a column flotation cell that has been installed within the plant area, producing minor amounts of lead/silver concentrates, but no commercial production of zinc concentrates has occurred, although it appears that zinc and lead (minor) concentrate production could potentially be feasible.

PAH has reviewed the preliminary technical and economic information for the potential processing of the zinc and has found that although the potential processing of zinc is encouraging and should be pursued, the current degree of evaluation is not sufficiently high to add the zinc contribution to the resource grade.

In PAH's opinion, when the zinc content is recovered and sold by the operation, then the zinc value converted to equivalent silver may also be applied to the resource blocks grades. In current Resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in value or silver equivalent.

El Pilón's estimate of measured and indicated resource blocks is shown in Table 17-4. The measured and indicated silver resource consists of 1,798,000 tonnes averaging 270 grams per tonne silver equivalent, for a total content of 15,625,000 ounces of silver. The resource grade has not been discounted by El Pilón for a metallurgical recovery or mine dilution, and only added 8 percent contribution for gold and lead content.

El Pilón has also estimated inferred resources that have resulted in silver equivalent of 22.7 million ounces contained in 2.7 million tonnes of inferred resources.

El Pilón's estimated resource blocks do not include the estimated reserve blocks, since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

El Pilón's mineral resources do not include development details for underground mine accessibility and mine planning, therefore, in PAH opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an "in-situ" basis.

Based on these assumptions, and in the mine's silver COG, PAH reviewed the El Pilón estimates. The resulting resources were credited with the 8 percent historical contribution for gold/lead to the silver grade, resulting in a silver equivalent contained ounces of 15.6 million, which at the current San Martín rate of production, may add over 7 years of life to the mine. These resources were not adjusted for mine dilution, mine or metallurgical recovery, or S&R charges.

**TABLE 17-4**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Mineral Resources Estimates by Pilón, Reviewed by PAH (*)**
**As of January 1, 2007**

| *Category* | *Tonnes "In Situ"* | **Silver Grade g/tonne** | **Contained Silver (oz)** | *Grade Ag. Eq. (Ag+ Au+ Pb)(*)* | |
|---|---|---|---|---|---|
| | | | | *Ag-eq g/t.* | *Silver eq. Ounces* |
| **Measured** | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| **Indicated** | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured Plus Indicated** | **1,797,965** | **250** | **14,451,468** | **270** | **15,624,740** |
| | | | | | |
| **Total Inferred Resources** | **2,737,823** | | | **257** | **22,665,655** |

(*) The estimated resources do not include mine dilution, nor mine and metallurgical recovery, or S&R charges.

The mineral resources estimated by El Pilón and reviewed by PAH are presented in Table 17-4. PAH notes that these resources are in addition to the previously reported reserve.

El Pilón has estimated additional silver resources at a distance beyond the proven and probable reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other reserve or resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and based on very widely-spaced drill holes, surface sampling or old surface workings. Exploration and development of these inferred resources is presented in the corresponding section of this report. Those inferred resources are presented in separate line at Table 17-4.

The inferred resources need considerable grade and tonnage information before they can be "proved up" to "mineable reserves." In addition, historically about 70 percent of the vein has been mined due to the normal low grade, narrow zones or waste areas contained within the vein. To date, the Zuloaga Vein has demonstrated a continuity along 3.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps.

## 17.5 *Conclusion*

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The reserves and resources herein reported by El Pilón for the San Martín mine were reviewed by PAH and constitute part of an operation by Minera El Pilón. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 18.0 OTHER RELEVANT DATA AND INFORMATION

The San Martín mine is an operation focused on extracting ore from the Zuloaga vein; its workings have reached nearly 3,000 meters along strike, at different levels of approximately 400 meters in vertical development. Sub-parallel and crossing veins to the Zuloaga have been discovered along the main structure, such as the La Blanca vein, and the parallel vein at the Crucero 6409 in the San Carlos level, as well as the crossing NS veins at Crucero 6231 and at the Sección 6195.

While the extracted ore is mainly oxidized material, at the San Carlos level an increasing presence of sulfides may indicate the transition zone between oxides and sulfides; however, the mineralization occurs in strong concentrations, with more zinc, lead, copper and possibly gold associated in the primary mineralization zone. Another interesting target for exploration within the mine area is known as "Plutonic Breccia," which may represent a Porphyry Rhyolite Stock, and this could be related to the mineralizing channels.

Numerous other veins, sub-parallel to the Zuloaga vein and in a crossing pattern appear to indicate an important geologic potential to be investigated within the San Martín de Bolaños District, and within the El Pilón holdings.

The San Martín mine is managed by a professional staff that El Pilón has contracted and trained in the operation throughout the many years of work in this District. The San Martín mine appears as a stable, progressive mining and metallurgical operation.

San Martín's future is founded on the timely and proper manner of reserve development to sustain the operation. As of January 2007, San Martín mineral reserves amounted to less than two years of continued operation; however, if the current measured and indicated resources were developed into reserves, the operation may be projected to about 10 years more.

## 19.0 INTERPRETATION AND CONCLUSIONS

In 1981, Mr. Héctor Dávila Santos founded the Mexican corporation Minera El Pilón, S.A. de C.V. and purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, by reverse takeover acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín mine. In 2006 First Majestic Resources Corp. acquired First Silver Reserve Inc., and consequently is now the owner and operator of the El Pilón properties. Subsequently to First Majestic's acquisition of First Silver, the corporate name of the Company was changed to First Majestic Silver Corp.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2006, over 3.9 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 31.7 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main structure.

The processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crow method, by adding zinc dust and smelting the precipitates into doré bars for shipment to a smelter. A gravity separation circuit, consisting of two Falcon concentrators and one vibrating Wilffley table, have been added to the processing system to recover coarse grains and some sulfides that are not leached in the cyanidation circuit.

Other installations include laboratory facilities, offices, dinning room and some housing for key employees.

In addition to the mineral rights covered by 32 mining concessions that include 9,226 hectares (22,799 acres), El Pilón has purchased the surface rights for 1,300 hectares (3,212 acres) of land that include the mine installations, part of the access roads, and surrounding areas. Additionally, El Pilón has acquired the surface rights of 107 hectares (264 acres) of land where the plant installations and camp are located.

El Pilón corporate offices are located in the State of Jalisco capital city of Guadalajara, where purchasing, legal and accounting administrative functions give support to the mining operation, however FMS has head offices for all its Mexican operations in the state of Durango capital city of Durango. Most if not all of El Pilon's personnel in the Guadalajara office are planned to be moved to Durango and most likely the Guadalajara office shut down.

Mine and plant statistics indicate that the 2006 Run-of-Mine (ROM) Ore averaged 209 g/t silver and 0.32 g/t gold. The total 2006 silver and gold recovery from doré and gravity concentrates were 89.07 and 87.09 percent, respectively.

El Pilón's estimated reserves for January 1, 2007 as reviewed by PAH resulted in:

Proven and Probable Reserves:

| Tonnes | Ag eq. (*) | Contained Ounces. |
|---|---|---|
| 492,000 | 314 g/t | 5,000,000 |

(*) - Ag eq. Includes 8 percent added value for Gold/Lead credits.

These estimated reserves indicate about 2.5 years of operation from January 2007.

At the San Martín mine, the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins occur within the San Martín area that appear to represent similar structural and mineral characteristics as those of the Zuloaga vein.

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be very promising. El Pilón has been developing an aggressive exploration program based on economics, direct exploration development and diamond drilling by in-house operators and with contractors for deep drilling.

Direct exploration development is integrated into the mine preparation programs and in vein deposits this has proven to be the most effective method of exploration. For the year 2007, El Pilón's program of underground development includes about 780 meters for exploration and drill site access preparation. El Pilón has scheduled an aggressive drilling program for both, underground and surface drilling. It includes 42 drill holes with a total programmed depth of 6,600 meters at an estimated cost of $0.70 M.

The drilling program has identified 8 target zones along the Zuloaga vein in the San Martín mine. These 42 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in about 1.0 million tonnes of additional resources/reserves for the mine, according to El Pilón's Geology Department estimates.

Current estimated Resources for the San Martín mine include Measured and Indicated Resources calculated by El Pilón and reviewed by PAH, as follows:

"In-Situ" Measure and Indicated Resources as of January 2007.

| Tonnes | Ag eq.(*) | Contained Ounces |
|---|---|---|
| 1,800,000 | 270 | 15.6 million |

(*) - Includes 8 % of added value for Au/PB credits.

Resources "in-situ" with no mine dilution or recovery considerations.

These resources, estimated along the Zuloaga vein, if proven to reserve certainty may add many more years to the mine life.

The reserves and resources herein reported by El Pilón for the San Martín mine and reviewed by PAH constitute part of a mineral deposit that is currently under operation by El Pilón, without technical, legal, environmental, political or of any other kind of restrictions, therefore, in PAH's opinion these reserves and resources may not be materially affected by relevant issues that may prevent their extraction and processing.

PAH is not aware of any environmental liabilities in the San Martín mining district. Most of the area covered by El Pilón concessions is mining and prospective land for mineral exploration and mine development in rough topography. El Pilón workings are of limited extent with relatively small waste dumps that have been developed with minor surface disturbances. Most of the mine operations are located within land holdings owned by El Pilón. The San Martín underground operation has been developed on the Zuloaga vein, the strike of which intersects the western slope of the Cerro Colorado hill. Selected ores are extracted in the mining operation and only relatively small waste dumps have been formed during the long history of production. Currently El Pilón operates mainly with Cut-and-Fill mining methods to avoid accumulation of large waste dumps on surface, and most waste generated from development is used for stope backfill.

El Pilón has two regular annual contracts with the Smelter and Refinery of MET-MEX Peñoles located in the city of Torreón, Coahuila State, México. Peñoles is the largest silver refinery in México and the World, with a capacity of approximately 90 million ounces of silver per year. The contracts between El Pilón and Peñoles for sales of doré and concentrates, are typical for those kinds of minerals.

During 2006 El Pilón shipped doré and gravimetric concentrates containing a total of 1.57 million ounces of silver, 2,326 ounces of gold and 13,844 kilograms of lead to Peñoles, for a total silver equivalent production of 1.7 million ounces.

El Pilón ships doré bars by airplane to Guadalajara, where they are delivered to a purchasing representative for re-shipment to Peñoles. El Pilón gravity concentrates, sold to Peñoles during 2006, contained about 10 percent lead, 25 percent sulfur, 11.6 kg/t silver and 24 g/t of gold. Gravity concentrates are shipped by truck from the mine to Torreón, Coahuila, to MET-MEX Peñoles Smelter and Refinery.

Production costs for the San Martín mine in 2006 totaled $13.7 million to produce roughly 261,800 tonnes of ore, containing saleable silver amounting to 1,566,400 ounces. On a unit basis, cash production costs were $50.15/tonne of ore, and $8.08/oz of silver produced.

As expected the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally.

In all cases, however, the San Martin mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is acceptable.

## 20.0 RECOMMENDATIONS

The San Martín mine has been in operation since 1983, with a long history of mineral reserves development, until about the year 2000, when the precious metals prices forced reduction of the exploration budget; however, in recent years El Pilón has augmented personal and budget to escalate the exploration programs.

PAH highly recommends a continued support for the exploration activities in San Martín to develop resources into reserves and extend the mine life. Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Underground access to the areas of exploration must be a primary objective to investigate identified resource targets.

FMS has authorized a $2.00 M exploration budget for this year, which should result in a significant increment of reserves. This program includes approximately 800 meters of underground exploration development for drifting, crosscutting and drill sites preparation, in addition to 42 drill holes with a total programmed depth of over 6,600 meters. Budget for this program is approximately $700,000, although part of the expenditures, are usually included into the operating costs. The capital expenditures in budget for 2007 include $69,000 for direct investments in other studies to support the diamond drilling program, including geophysics, geochemical and inclusions.

The San Martín mine includes now a long underground development of about 3,000 meters in some of the levels, for over 20 km in workings along the main operating levels. Maintenance of the access roads for transportation of the ores from different stopes makes this task complicated and expensive; however, El Pilón has recently acquired additional special equipment to accomplish this task, including a small bulldozer and an underground grader. To maintain clean underground roads will help in equipment maintenance. Additional mine equipment and capital investments programmed by San Martín for the mine include a total of $344,000.

With the possibility of establishing sufficient resources of sulfide ore to warrant the construction of a sulfide-ore processing plant (floatation area), PAH considers it worthwhile conducting mineral processing testwork on samples from the mine as they become available.

In PAH opinion El Pilón's programmed capital expenditures for the year 2007, for a total of US$4.85 million are scheduled to improve the operation and through a successful exploration program, increase the mine's reserves and therefore the mine life.

## 21.0 REFERENCES

1. Albinson-F., T., 2002, Estudio de microtermometría y análisis de arcillas de muestras del barreno Z-211, Distrito San Martín de Bolaños, Jalisco, México. Unpublished, private report to Minera El Pilón, 10p.

2. Ibarra Amaya Armando, Ing. 2,002, Operations costs memorando to Minera El Pilón dated December 5, 2002.

3. Garcia Jiménez & Associados, June 2005, Legal opinion on Pilón mining concessions.

4. Lyons, J.I., 1988, Geology and Ore Deposits of the Bolaños Silver District, Jalisco, México: Economic Geology, v.83, p. 1560-1582.

5. Lyons, J. I., 2000, San Martín de Bolaños, Minera El Pilón, S.A. de C.V. Unpublished Exploration Report to Minera Pilón, dated April 25, 2000.

6. Motilla, Luis, 1998, unpublished company report.

7. Megaw, Peter K.M., May 2003, Technical Report for the Minera El Pilón S.A. de C.V. Properties San Martín de Bolaños District, San Martín de Bolaños, Jalisco, México. For Minera El Pilón, S.A. de C.V. and First Silver Reserve Inc.

8. Pincock, Allen & Holt, Inc. (King, W.D., Milne, S., Stinnett, L.A. and Walter, K.) 1996, Minera El Pilón, San Martín Unit Valuation: Project 9161.00: Qualifying report for First Silver Reserve Inc.,, December 13, 1996.

9. Scheubel, F. R., Clark, K.F., and Porter, E.W., 1988, geology, Tectonic Environment and Structural Controls in the San Martín de Bolaños District, jalisco, MééEConomic Geology, v.83, p. 1703-1720.

10. Pincock, Allen & Holt, Inc. (King, W.D., Milne, S., Stinnett, L.A.), 2001, Minera El Pilón, San Martín Unit Reserve Audit and Project Update: Project 9206.02: Technical Report for First Silver Reserve Inc., April 19, 2001.

11. Gabriel Hernández, Ing. Armando, Metalurgista de Investigación, 25 Noviembre, 2004, Determinación de la Densidad de Sólidos. 8 muestras de mineral de la mina Zuloaga, San Martín de Bolaños, unpublished report on behalf of Minera El Pilón, S. A. De C. V.

12. INEGI (Instituto Nacional de Estadística, Geografía e Informática), XII Censo General de Población y Vivienda 2,000. Estadísticas generales de población y climatología..

13. Minera El Pilón, S.A. de C.V., May 2005, data supplied to PAH for this report preparation, including operating records, estimates, and projections, maps, etc.

14. This Technical Report was based on Mr. Stevens, Mr. López, Mr. Milne, Mr. Stinnett, and Mr. Hyyppa opinions of the current conditions at the mine, on incorporation of the last operating and exploration results developed by technical representatives and contractors for Minera El Pilón, upon review and verification of the database and of the geologic interpretations to determine mineral reserves and resources; and on great part of the analysis for the San Martín Unit operation as presented on PAH's previous reports, data base and various site visits.

15. Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México. June 23, 2005, prepared for First Silver Reserve Inc. by Pincock, Allen & Holt, Inc. as Project No. 9161.01. This Technical Report was published in SEDAR on July 5, 2005.

16. Lic. Carlos Galván Pastoriza, February 12, 2007. Legal opinion on the mining concessions held by Minera El Pilón in the San Martín de Bolaños mining district, State of Jalisco, México.

17. Data provided by Minera El Pilón at San Martín and at Corporate offices in Guadalajara city, State of Jalisco, México.

## 22.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

### 22.1 *Introduction*

The San Martín de Bolaños silver mine (San Martín, San Martín mine, Zuloaga mine or El Pilón mine) has been in operation since 1983 by the Mexican corporation Minera El Pilón, S.A. de C.V., a wholly-owned subsidiary of First Silver Reserve Inc., which has merged with First Majestic Resource Corp. and subsequently changed its name to First Majestic Silver Corp. in 2006. The San Martín mine has produced an aggregate amount of 31.7 million ounces of silver including gold and lead as sub-products to December 2,006. It currently operates a conventional cyanidation plant at a rated capacity of 850 tonnes per day with agitation in tanks, precipitation by the Merrill-Crow method and one gravimetric concentration circuit added with two Falcon concentrators. Its production is shipped as doré and some gravimetric concentrates to the smelter and refinery facility of Met-Mex Peñoles in Torreón, México.

### 22.2 *Mining Review*

This section describes the mine design, recent production, mine equipment, anticipated mine capital expenditures and current and expected mine operating costs.

#### 22.2.1 Mine Design and Production

El Pilón currently has the only producing mine in the district, which is developed by a series of trackless levels from the surface. Levels of the Zuloaga Vein, from the lowest to the highest, are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa María, San José, Santa Elena, La Escondida and Pinolea levels. The San Carlos and Pinolea levels are currently under development. The levels above are spaced approximately 35 meters apart vertically, except the spacing between the Pinolea and La Escondida levels is 70 meters. In the future, the engineers plan the spacing between all new levels at a minimum of 60 meters.

Underground development is normally performed by El Pilón employees and a mining contractor. Since the fall of 2004, when a dispute with the contractors arose, all development and mining work had been performed by El Pilón employees, and development advances were significantly below past performance. The dispute has now been resolved, and the contractor's employees have returned to work, and devlopment advances now are largely as planned.

Current mine production has been averaging about 700 tonnes per day (tpd) from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, and Sta. Elena levels. Underground drilling is performed using jackleg drills. Blasting is accomplished with ANFO explosives. The average advance for drifting, ramping and raising in 2006 was 585 meters per month. Underground loading and haulage is performed with 2 cy, 3 cy and 5 cy LHD's (scooptrams) and 10 to 22 tonne capacity trucks. Opening sizes are typically about 3.5 meters by 3.5 meters. Ramp inclinations are generally limited to

about 12 percent. The average productivity in headings is 0.7 meters per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production which is developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

On the surface, the ore is loaded from stockpiles with front-end loaders into 22-tonne trucks for transport to the mill some 15 kilometers away over a gravel road. To eliminate the rehandling and loading of ore from surface stockpiles, PAH recommends that El Pilón management consider construction of a truck loadout with chutes from an underground area (possibly the San Juan level), with all mine ore passed through a raise system to an excavated holding bin above the truck-loading level. The ore haulage from the mine to the mill is performed by a contractor.

The current mine ventilation system appears adequate for the production rate and the amount of diesel equipment in the mine. PAH did not observe any areas with excessive heat build-up or with stagnant air. Ventilation to the working areas is provided by a 60,000 cubic-feet-per-minute capacity (cfm) extraction fan located on surface near the La Escondida level portal. A back-up 50,000 cfm fan is available, if needed. A second major 150,000 cfm (200 hp) extraction fan is located at the portal of the Rosario Mine adit, which intersects the west end of the main Ballenas level; the adit was rehabilitated in 2005 for use as the principal west-end exhaust for the mine. Smaller axial fans are available for local ventilation. Within the mine the ventilation is controlled with brattice doors.

FMS is planning to consolidate operations, and confine production and development activities to the east end of the mine. There are several ore blocks on the Zuluoga vein situated at distances of over 2.5 to 3.0 kilometers from the main east end portal entrances to the mine. Under the current consolidation plan, these areas would not be mined in the near future, but new zones above the Escondida and Pinolea levels would have to be identified and quickly developed if the current production rate of 775 tpd is to be maintained. PAH concurs with the consolidation plan.

The mine operates three shifts per day, 6.3 days per week, 329 days per year. The current total company hourly mine employment is 109, not including mine management and supervision (8), engineering (8), geology (25), which adds another 41 employees. Company maintenance personnel for the mine total about 39. An additional 45 hourly and salaried personal are currently employed by a contractor for development, mining and maintenance. This brings the current total personnel working directly in the mining function to about 234. At this mine staffing level, the average productivity for a 700-tpd-production rate would be approximately 4.0 tonnes per manshift, which would be typical for a Mexican mechanized cut and fill operation, using dry backfill.

The budget for the first half of 2007 is 135,200 tonnes at a grade of 223 grams Ag/t (7.17 oz Ag/t). Based on the gold produced to date, the gold grades in the mill feed typically average 0.3 to 0.5 g/t (0.010 to 0.015 oz/t).

As a check of the gold head assays at San Martin, PAH recalculated the gold contribution for the cutoff grade based on the total gold and silver produced in doré during 2006. This provides an independent check that the empirically assigned gold grade is both justified and representative. PAH's methodology for completion of this independent check was as follows:

Based on the kilos of silver and gold contained in doré and concentrates during 2006, the silver:gold ratio would be 674:1.

Gold recovered grade = 0.276 g Au/t (72,342 g Au sold/261,834 t)

At 87.1 percent recovery for gold, the indicated feed grade to the mill would have been about 0.32 g/t.

The assayed silver head grade was 209 g/t, which checks with the process recoveries and kilos of silver produced.

### 22.2.2 Mine Equipment

The mine equipment includes several brands of used equipment that have been rehabilitated by the mine mechanics. All of it appears to be in fair operating condition and is being maintained in good mechanical condition. In late 2006 the mine received four new mobile equipment units; namely, two Toro 6 LHD's (3.3 $m^3$) and two Sandvik EJC-522 mine trucks (22-t). PAH recommends that the mine stop buying used equipment of numerous brands and sizes, and standardize on one or two brands; apparently this is a policy that FMS management is establishing at its operations.

All mechanical repairs are performed in a surface shop outside of the Ballenas level portal. There are no underground shops, and there is not a preventive maintenance program in effect. Underground roads are in fair condition (rough, with ponded water and muck spillage) which impacts adversely on the mobile equipment traveling the roads. Although there are no records on the equipment availability or utilization, the availability is reported to be in the 60 to 70 percent range. The mine has acquired a small bulldozer (D-4) and a small underground road grader, for maintaining the roads, but the roads still need better attention. The road grader, however, has not been operational since its arrival at the mine in 2005.

Equipment operator training, a good preventive maintenance program, and some small underground shops (with concrete floors and lighting) near the active working areas would undoubtedly justify, through decreased equipment repair costs, the expenditures required. The mine continues to add to and upgrade its equipment fleet as required.

**TABLE 22-1**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**Major Mine Equipment List - 2006**

February 28, 2007

| Quantity | Description | Capacity | Notes |
|---|---|---|---|
| 2 | Wagner St 2-B LHD | 2.0 cy | One in rebuild |
| 1 | Jarvis-Clark JS220 LHD | 2.0 cy | |
| 1 | Jarvis-Clark EJC-100 LHD | 2.5 cy | |
| 9 | Wagner ST 3.5 B LHD's | 3.5 cy | |
| 3 | Wagner St 5A, 5 B, & 5H LHD's | 5.0 cy | |
| 1 | Schopf L6A LHD | 3.5 cy | |
| 2 | Wagner ST-6C LHD's | 6.0 cy | |
| 2 | TORO 6 LHD's | 4.3 cy or 3.3 cm | New |
| 1 | Young 472-12 | 12-t | |
| 1 | Young 490T17 Mine Truck | 14-t | |
| 3 | Dux DT-12 Mine Trucks | 12-t | |
| 4 | Jarvis Clark JDT-413 Mine Trucks | 12-t | |
| 3 | Jarvis Clark JDT-415 Mine Trucks | Two 12-t, one 15-t | |
| 1 | Wagner Mine Truck | 12-t ? | |
| 2 | Sandvik EJC-522 Mine Trucks | 22-t | New |
| | Pneumnatic Jackleg Drills | N.A. | |
| | Pneumatic Stoper Drills | N.A. | |
| 1 | Diamec 232 Diamond Drill | N.A. | |
| 1 | Diamec 250 Diamond Drill | N.A. | |
| 3 | Longyear 34 to 65 Diamond Drills | N.A. | |
| 1 | Onram 1000 Diamond Drill | | |
| 5 | New Holland NH 5610 Boss Buggy Tractors | NH 5610 | |
| 3 | Case 621 B Front-end Loaders | 3.5 cy | |
| 1 | Case 1840 Front-end Loader | ? | |
| 2 | Michigan 45-B Front-end Loaders | 2.5 cy | |
| 1 | Caterpillar 924F Front-end Loader | 2.0 cy | |
| 1 | Caterpillar 966C Front-end Loader | 5.0 cy | |
| 1 | Bobcat 731 Front-end Loader | 1.0 cy | |
| 1 | Fortress SG-10 Motorgrader | N.A. | |
| 1 | Compact CM-14 U/G Motorgrader | N.A. | Has not worked |
| 1 | Caterpillar 14 G Motorgrader | N.A. | |
| 2 | Caterpillar D8K Bulldozers | N.A. | |
| 3 | Komatsu Track Dozers, D-155 A1, D375E-5, D65E | N.A. | |
| 1 | John Deere 310D Backhoe | N.A. | |
| 1 | Gardner-Denver ESRF-300 Air Compressor | 1,400 cfm | |
| 1 | Ingersoll-Rand XLE Air Compressor | 1,100 cfm | |
| 1 | Ingersoll-Rand XLE Air Compressor | 1,600 cfm | |
| 1 | Ingersoll-Rand SSR-100 Air Compressor | 450 cfm | |
| 2 | Sullair S25-350 Air Compressors | 1,500 cfm | |
| 7 | Portable Air Compressors; 6 Atlas Copco, 1 Grimer Schmidt | 335 to 750 cfm | |
| 1 | Allis Chalmers ACP-60C-2PS Fork Lift | N.A. | |
| 3 | Aliva Lanz-01,02 & 03 Shotcrete Machines | N.A. | |
| 1 | Rosario Exhaust Ventilation Fan; 200 hp | 150,000 cfm | |
| 1 | Escondida Exhaust Ventilation Fan; 100 hp | 60,000 cfm | |
| 1 | San Jose Ventilation Fan; 40 hp | 50,000 cfm ? | |
| 20 | Axial Ventilation Fans; 7.5 to 30 hp | variable | |
| 5 | Fairbanks-Morse 2-stage Water pumps; model 5592 | 25 & 30 hp | |
| 1 | Tsurumi Submersible Water Pump; model KTV2_37H | 40 mt | |
| 1 | Tsurumi Submersible Water Pump; model LH-311W-60 | 80 mt | |

### 22.2.3 Mine Costs

***Capital Costs***

Typically, the mine had expensed most development, exploration and used equipment purchases; however, FMS has instituted a new fiscal policy, and many previously expensed costs and equipment purchases will now be capitalized. The anticipated 2007 expenditures are consistent with the mine's plans to continue increasing ore reserves and improve the overall efficiency of the present operation. Most of these mine capital expenditures estimated for 2007 are for mine development and exploration, mine and mill equipment and other ancillary equipment and administrative expenditures. The total capital expenditures planned for 2007, including capitalized mine development and exploration costs ($2.21 million), and mobile mine equipment already received ($1.6 million), is US$4.85 million. The summary of the projected 2007 Capital Expenditures is found in Table 22-2.

All capital cost estimates are presented in fourth quarter 2006 U.S. dollars, with no allowance for inflation, or peso devaluation. The peso to dollar exchange rate used for the 2007 operating and capital cost projects is 10.50:1.0.

***Operating Costs***

The mine operating cost (w/o depreciation or capitalized development and exploration) for 2005 was US$48.88 per tonne milled, based on 249,239 metric tonnes milled. The total unit operating cost in 2006 was $52.15 per tonne milled based on 261,834 tonnes milled. The operating costs for the first six months of 2007 are projected at $59.06 per tonne (based on 135,200 tonnes milled in six months). The cost breakdown by major cost centers for 2006 compared to the projected unit operating costs for 2007 are presented in Table 22-3.

The actual 2006 mine operating costs were $29.09, which about 3 percent above the budget for the year. Operating costs have been negatively impacted by price increases in major consumables such as diesel fuel, steel, electric power, and repair parts.

The San Martín 2006 operating costs from Table 22-3 were compared to those from FMS's La Parrilla mine. The two mines have very similar ground conditions, they produce about the same monthly tonnages, and cut and fill stoping on fairly wide (2-10 meters) vein-type ore zones employing development waste rock for backfill is used as the primary mining method for both operations. The La Parrilla costs for the first four months of 2006 were $45.09 per tonne, and those for San Martín for the year were $52.15 per tonne for a difference of +16 percent. The operating costs for both mines are presented in fourth quarter 2006 U.S. dollars, with no allowance for inflation or peso devaluation.

**TABLE 22-2**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**2007 Capital Expenditures (1st semester only)** February 28, 2007

| Item | No. or Quantity | Estimated Cost (US $) |
|---|---|---|
| **Mine & Exploration** | | |
| Toro 6 "Scooptram" LHD | 2 | 720,000 |
| Sandvik EJC-522 mine trucks | 2 | 860,000 |
| Construction of mine dry | N.A. | 238,000 |
| Mine preparation & exploration | 2,592 meters | 1,524,860 |
| Other exploration | N.A. | 69,000 |
| In-mine diamond drilling | 2,010 meters | 154,770 |
| Surface diamond drilling | 4,590 meters | 459,000 |
| **Sub-total** | | **4,025,630** |
| **Mill & Process Plant** | | |
| Vibrating screen | N.A. | 28,600 |
| Primary thickener | N.A. | 28,600 |
| Back-up generators | N.A. | 350,000 |
| **Sub-total** | | **407,200** |
| **Safety** | | |
| Personal Safety equipment | N.A. | 82,350 |
| Ambulance | 1 | 25,000 |
| Safety studies | N.A. | 10,000 |
| **Sub-total** | | **117,350** |
| **Environmental** | | |
| Diesel fuel containments | 2 | 13,000 |
| Other waste containment | 1 | 5,000 |
| Studies, audits, analyses | N.A. | 40,000 |
| Refinery dust collector | 1 | 47,600 |
| Dust suppression | N.A. | 9,500 |
| Storage containers | 2 | 8,000 |
| **Sub-total** | | **123,100** |
| **Assay Lab** | | |
| Assay lab eqipment | Misc. | 45,500 |
| Building improvements | N.A. | 20,000 |
| **Sub-total** | | **65,500** |
| **Administration** | | |
| Antenna for internet | N.A. | 5,000 |
| Software upgrades | N.A. | 3,000 |
| Computers | 3 | 2,250 |
| Radio telephone and radio upgrades | N.A. | 4,000 |
| Additional rooms for staff hotel | 10 | 98,000 |
| **Sub-total** | | **112,250** |
| | | |
| **Grand Total** | | **4,851,030** |

**TABLE 22-3**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**2006 Actual and 2007 Projected Mine Operating Costs (US $/t)**

| | 2006 Unit Costs | 2007 Projected Unit Costs | Variance |
|---|---|---|---|
| **Cost Center** | | | |
| | | | |
| Mine | 25.89 | 32.33 | 6.44 |
| Mine exploration | 3.20 | 2.00 | 1.20 |
| **Sub-Total Mine** | **29.09** | **34.33** | **7.64** |
| | | | |
| Mill | 12.39 | 12.69 | 0.30 |
| Site G&A | 10.67 | 12.04 | 1.37 |
| **Sub-Total Mill & G&A** | **23.06** | **24.73** | **1.67** |
| | | | |
| **Total All** | **52.15** | **59.06** | **9.31** |

**TABLE 22-4**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**Comparison of 2006 San Martín vs La Parrilla Operating Costs ($U.S)** **Feb 28, 2007**

| Concept | San Martín Operating Cost (per tonne) | La Parrilla Operating Cost (per tonne) | Variance |
|---|---|---|---|
| | | | |
| | | | |
| Mine | $29.09 | $19.70 | ($9.39) |
| Mill | 12.39 | 21.60 | 9.21 |
| Site G& A | 10.67 | 3.79 | -6.88 |
| | | | |
| **Total** | **$52.15** | **$45.09** | ($7.06) |

The current payroll, and 2007 first-half payroll budget, shows that approximately 366 hourly, salaried and contractor personnel will be employed at the property.

## 22.3 *Ore Processing*

Ore is transported approximately 13 km to the processing plant located on the east side of the town of San Martín de Bolaños and the Bolaños River. Support facilities for the operations are also near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing.

The general layout of the plant site, tailings containments, and the support facilities are shown in Figure 22-1 and the layout of the mill facilities is shown in Figure 4-2. The process plant flowsheet and listing of major process plant equipment are shown in Figure 22-2.


PRESA 2
JALES 1
AREA=96,558
SUB-ESTACION ELECTRICA
MANT. ELECTRICO
TALLER
OFICINA
TRIT. SECUND.
ESPESADOR
BUTTERS
REACTIVOS
PRECIPITACION
MOLINOS
TRIT. PRIM.
FUNDICION
SUB-ESTACION ELECTRICA
2,397,500 N
BOMBAS
TANQUES
PILETAS
PILETAS
RICA
ESTERIL
TANQUES SOL. RICA
FILTROS
COMPRESORES
AGITADORES
ESPESADORES
CONTROL
ALMACEN
BASCULA
PATIO MINERAL
TALLER
DIESEL
MANTENIMIENTO
LABORATORIO
OFICINAS GENERALES
N
SCALE
0
25
50
100
METERS
524,000 E
2,397,000 N

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70540

Drawing Provided by Minero El Pilon
FIRST MAJESTIC SILVER Corp.

Project Name
San Martin Mine

FIGURE 22-1
GENERAL PLANT SITE LAYOUT

Date of Issue
Feb/2007

Drawing Name
Fig22-1.dwg


SIMBOLOGIA
SOLUCION SEMIRICA
SOLUCION RICA
SOLUCION ESTERIL
SOLUCION RECUPERADA
AGUA FRESCA
PULPA CON CIANURO
CIANURO
CAL
FLOCULANTE
ZINC
ANTINCRUSTABLE
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
Fig22-2.dwg

| NUM. | DESCRIPCION DEL EQUIPO |
|---|---|
| 1 | TOLVA DE GRUESOS CAP.500 TONS. |
| 2 | ALIMENTADOR DE ORUGA 42" X 14' |
| 3 | QUEBRADORA QUIJADA 20 X 36 |
| 4 | BANDA TRANSP. NUM 1 DE 24" |
| 5 | ELECTROIMAN |
| 6 | CRIBA VIBRATORIA DOBLE CAMA 6' X 14' |
| 7 | QUEBRAD.CONO 4 1/4 ' STD. |
| 8 | QUEBRAD.CONO 4 1/4 ' CAB.CORTA |
| 9 | BANDA TRANSP.NUM.2 DE 24" |
| 10 | BANDA TRANSP.NUM.3 DE 24" |
| 11 | BANDA TRANSP.NUM.4 DE 24" |
| 12 | TOLVA DE FINOS CAP.2,000 TONS. |
| 13 | BANDA TRANSP.NUM.5 DE 24" |
| 14 | PESOMETRO |
| 15 | MUESTREADOR AUTOMATICO SOLIDOS |
| 16 | MOLINO BOLAS 8.5' X 12' |
| 17 | BOMBAS S.R.L. 6 X 6 |
| 18 | DOS BANCOS CICLONES D20 |
| 19 | CONCENTRADOR FALCON SB-21 |
| 20 | BOMBAS SRL 5 X4 |
| 21 | MOLINO DE BOLAS 8' DIAM.X 8' |
| 22 | BOMBAS SRL 8 X 6 |
| 23 | CICLONES D20 |
| 24 | CONCENTRADOR FALCON SB-38 |
| 25 | BOMBAS 5 X 4 |
| 26 | CAJON DE FINOS BOMBAS SRL 8 X 6 |
| 27 | ESPESADOR PRIMARIO 50' DIAM.X 7' |
| 28 | BOMBA DIAFRAGMA 6" DUPLEX |
| 29 | FILTROS DE ARENA ( FUERA DE OPERACION ) |
| 30 | 3 TANQUES SOLUCION RICA CAP. 720 M3 |
| 31 | FILTROS BUTTER |
| 32 | DOS BOMBAS GOULD HORIZONTAL OPERANDO |
| 33 | TANQUES DESOXIGENADORES |
| 34 | ALIMENTADOR DE ZINC |
| 35 | BOMBA GOULD VERTICAL 4" X 3" X 10" |
| 36 | FILTROS PRENSAS |
| 37 | HORNO BASCULANTE |
| 38 | SECADOR DE PRECIPITADO |
| 39 | PILETA SOL. SEMIRICA |
| 40 | PILETA SOL.ESTERIL |
| 41 | BOMBAS SRL 10 X 8 |
| 42 | AGITADORES 26' X 28' |
| 43 | COMPRESOR INGERSOL RAND |
| 44 | ESPESADORES 50' DIAM.X 7' |
| 45 | TANQUE DE SOL.SEMIRICA 412 MTS.CUB. |
| 46 | TANQUE DE SOL.ESTERIL 412 MTS.CUB. |
| 47 | PRESA DE JALES |
| 48 | CICLONES D10 |
| 49 | AGUA DECANTACION (CHINOS) |
| 50 | AGUA RECUPERACION |
| 51 | CARCAMO BOMBA VERTICAL TAZONES |
| 52 | PILETA AGUA PURGAS |
| 53 | PILETA AGUA FRESCA |
| 54 | TANQUE PREPARACION CIANURO |
| 56 | TANQUE PREPARACION FLOCULANTE |
| 57 | BOMBA DE VACIO NASH CL-1003 H.P.75 |
| 59 | BANCOS DE CICLONES |
| 60 | DOSIFICADOR DE CAL |
| 61 | BANCOS DE FLOTACION 100 PIES CUB. |
| 62 | CRIBA 5 X 14 |
| 63 | CELDA DE COLUMNA MOD. PIRAMID 3' X 32' |

FIGURE 22-2
SAN MARTIN PLANT
PROCESSING PLANT FLOWSHEET

The plant operates on a 24-hour per day schedule for seven days per week at a nominal 750 tonne per day feed rate. The ore receiving, crushing and screening and ore storage facilities operate on a schedule of two each 10-hour per day shifts allowing four hours per day for scheduled maintenance.

The remaining plant facilities operate on three of each 8-hour shifts. Scheduled maintenance is conducted for four hours each Monday.

Mine and plant statistics indicate that the 2006 Run-of-Mine (ROM) Ore averaged 209 g/t silver and about 0.32 g/t gold. The total 2006 silver and gold recovery from doré and gravity concentrates were 88.29 and 87.09 percent, respectively.

### 22.3.1 Ore Receiving

Ore is delivered by a contract trucker in 22-tonne capacity end-dump trucks. The ore haul consists of two shifts per day on a six day per week schedule. Each truck is weighed on a scale upon entering the site. The ore is normally dumped directly onto the Coarse Ore Grizzly and into the 200-tonne bin. If the Coarse Ore Bin is full, the trucks dump into a stockpile near the bin. Run of Mine ore appears to normally be 100 percent passing 24-inch although boulders as large as 36 inch can be seen in the oversize pile near the bin. Oversize is removed from the grizzly with a Front-End Loader, transferred to a hydraulic breaker where it is broken and then returned to the Coarse Ore Grizzly. The grizzly consists of parallel lengths of mine rail mounted upside down and spaced approximately 12 inches apart.

The ore contains variable quantities of clay and clay-like minerals which can cause material handling problems in the crushing plant and screening plant and in later operations. Major silver minerals are argentite, $Ag_2S$, and stromeyerite, $(Ag,Cu)_2S$. Both minerals are highly soluble in dilute NaCN solutions. Galena and sphalerite are also present and have been recovered by flotation of the cyanide tailings.

### 22.3.2 Crushing

Material is withdrawn from the Coarse Ore Bin with a 42-inch x 18-foot Apron Feeder and fed across a stationary grizzly with 4-inch spacing. Rock smaller than 4-inch drops directly to No.1 Conveyor while the plus 4-inch rock drops into a 30 x 40-inch Primary Jaw Crusher. Crushed ore joins the fines on No.1 Conveyor. A stationary magnet is located at the head pulley of No. 1 Conveyor to remove tramp steel. No.1 Conveyor feeds ore over a 5 x 14-foot single-deck Vibrating Screen equipped with a 3/8-inch woven wire deck. Screen fines are finished product and report to No. 4 Conveyor while the screen oversize drops into a 4-1/4-foot Symons Standard Secondary Crusher. The crusher discharges onto No.2 Conveyor. The No.2 Conveyor transfers the crushed ore to a second 5- x 14-foot single-deck screen also equipped with a 3/8-inch woven wire deck. Screen fines are also finished product and drop to No. 4 Conveyor while screen oversize is transferred by No. 3 Conveyor over a third 5 x 14-foot vibrating screen also equipped with a 3/8-inch woven wire deck. Screen fines drop to No. 4 Conveyor and the oversize drops into the Tertiary Crusher, a 4-1/4-foot Symons Short-Head. This crusher discharges onto No.2 Conveyor and joins the discharge of the Secondary Crusher.

The crushed ore is 100 percent passing 13 mm and 80 percent passing 5.2 mm and is discharged from No.4 Conveyor into a 2,200-tonne capacity covered Fine Ore Stockpile . The Bond Ball Mill Work Index is reported to be 16.5 kwh/tonne.

### 22.3.3 Grinding and Gravity Concentration

The Fine Ore Stockpile is fitted with two reclaim chutes. The chutes are fitted with manually-adjustable vertical gates through a rack-and-pinion drive. The chutes discharge onto the No.5 Conveyor, which feeds the 8-1/2-foot x 12 foot Primary Ball Mill equipped with a 450 Hp motor. A belt scale and an automatic sampler are located on No.5 Conveyor. The belt scale is used to feed approximately 33 tonnes per hour of feed to the Primary Ball Mill. The automatic sampler is fitted with a 1-inch wide cutter set on a 10-minute cycle. A sample is discharged into a bucket for a shift sample. Each shift sample weighs approximately 20 kg and this is reduced to approximately 1 kg with the use of a "Jones"-type splitter.

The Primary Mill operates in closed-circuit with one D20 hydrocyclone (Cyclone) (with one installed spare). Approximately 70 percent of the cyclone underflow reports directly back to the feed of the Primary Mill while approximately 30 percent is sent to a SB21 Falcon Gravity Separator. Falcon tails are pumped back to the cyclone feed box of the Primary mill while the Falcon Concentrate flows to a rectangular concrete storage tank in the mill area.

The Primary Mill cyclone overflow is feed to the Secondary Ball Mill, a 9-foot x 9-foot Ball Mill with a 450 Hp motor. The Secondary Mill discharges pulp to the Secondary Cyclone Feed Sump. This sump and pump feeds one D20 Cyclone (with one installed spare) which discharges cyclone underflow back to the feed of the Secondary Mill. Approximately 50 percent of the cyclone underflow goes directly into the mill feed while the remaining 50 percent is sent to a SB38 Falcon Gravity Separator. Falcon tailings are pumped to a separate D20 cyclone. Cyclone underflows return to the feed of the Secondary Ball Mill while cyclone overflows, at 70 percent passing 200 mesh (74 microns), are pumped to the Pre-Leach Thickener. The gravity concentrate flows to the same tank as that for the Primary Mill gravity concentrate.

The gravity concentrate from both Falcon Separators is periodically passed-over a table concentrator. Table tails are pumped to the Secondary Mill cyclone feed box. Table concentrates are air-dried and bagged and shipped to the Peñoles' smelter in Torreón for treatment. For 2006, approximately 5.29 percent of the silver and 9.90 percent of the gold in the ore was recovered into the gravity concentrates.

About 50 percent of the total Sodium Cyanide (NaCN) consumed is added to the feed of the Primary Ball and the remaining 50 percent is added in the Leach Tanks. The entire lime requirement for the plant is added to the feed or the Primary Ball Mill. The Primary Ball Mill is charged with 2- and 3-inch grinding balls while 1 ½ inch balls are used in the Secondary Mill. Total cyanide and lime consumption for 2006 were 1.21 and 3.91 kg/t of ore respectively. Total ball consumption averaged 0.92 kg/t of ore for 2006.

### 22.3.4 Leaching

The Secondary Ball Mill cyclone overflow is pumped to a 50-foot diameter Pre-Leach Thickener. Approximately 40% of the precious metals are dissolved in the grinding and Pre-Leach thickener. The remainder must be dissolved in the Leach Circuit. The Pre-Leach Thickener overflow is stored in 3 each 240 $m^3$ tanks as feed to the Merrill-Crowe Circuit. Thickener Underflow at approximately 50 percent solids is leached in a series of 8 each 26-foot diameter x 30-foot agitated tanks. This provides approximately 78-hours of leach time at the nominal 750-tonne per day feed rate. Sodium cyanide solution is added in Tank No.1 and Tank No. 5 to maintain a NaCN concentration of approximately 1,100 ppm in No.1 Tank, 900 ppm in No.5 Tank, and 600 pp, in the tails.

The Leach Tanks are constructed and piped to allow the by-passing of any tank. Each tank is taken out of service twice each year for approximately one week for scheduled maintenance. Air for the plant is supplied by a 350-horsepower Sullair compressor. This compressor can deliver about 1,200 cubic-feet-per minute (cfm) of 50-60 pounds-per square inch (psig) air. This allows approximately 100 cfm per leach tank to assist in tank agitation and to supply air to oxidize the precious metals. The discharge from the No.8 Leach Tank flows by gravity to the feed of No.1 CCD Thickener.

The feed to each leach tank is sampled once each shift and placed in a bucket for a 24-hour composite sample.

### 22.3.5 Counter-Current-Decantation (CCD)

The CCD Circuit consists of four each 50-foot diameter thickeners. The No. 1 Thickener overflow is referred to as Semi-Rich Solution and is pumped to a 450 $m^3$ tank. Semi-Rich Solution is used as dilution water in the Primary Ball Mill and the excess is recycled to the feed of the Pre-Leach Thickener, thus the tenor of the Rich Solution (Pre-Leach Thickener) is increased. The CCD Thickener underflow pulp densities range form 50 to 56 percent solids. Soluble recovery in the CCD Circuit is approximately 97 percent. Approximately 150 cubic meters per hour of Barren Solution and 15 cubic meters per hour of Fresh Water are added as Wash Water in the No.4 CCD Thickener. The Wash Ratio (tonnes of wash: tonnes of dry ore) is approximately 5 at the nominal 750-tonne per day feed rate. The underflow from No.4 CCD Thickener is pumped to one of two Tailings dams located near the plant. The underflow of each CCD Thickener is sampled once per day. Flocculant is added to the Pre-Leach Thickener and each of the four CCD Thickeners at a total rate of 16 gms/t of ore.

A portion of the tailings have been directed to a Tailings Flotation Circuit in the past. The flotation concentrate containing approximately 45 percent lead, 3,000 g/t silver and 10 percent zinc was shipped to the Peñoles' smelter in Torreón. The flotation circuit remains intact but is not currently being used. The plant constructed a 36-inch diameter x 32-foot tall column flotation cell for possible inclusion in the plant process. This test circuit diverted approximately 10 tonne-per-hour of feed to the Pre-Leach Thickener as feed to the column cell. The column cell did not work well. The conclusion from the test installations is that the sulfide ore should be processed in a separate plant operated in parallel with the cyanide plant.

### 22.3.6 Merrill-Crowe

The Rich Solution containing approximately 35 ppm silver from the three 240 $m^3$ storage tanks is filtered in four Butters Filters. Anti-scalant is added to the feed of the Butters Filters. These open-top tanks are fitted with pre-coated filter bags to remove fine solids associated with the Rich Solution. The filtered solution contains less than 5 ppm of suspended solids. Twin De-aeration Towers are used to remove oxygen from this solution to approximately 0.5 ppm prior to zinc precipitation in one of four Plate & Frame Filters. Zinc consumption for 2006 averaged 0.20 kg/t of ore and 0.97 kg/kg of doré.

Barren solution from the precipitation filters is pumped to a 450 $m^3$ Barren Solution Tank. Approximately 150 $m^3$ per hour of Barren Solution is then pumped to No.4 CCD Thickener as wash water. Each Precipitate Filter is shut-down and precipitate collected about twice each week. Precipitate averages about 75 percent silver.

Barren Solution is sampled once each shift and analyzed as a shift sample. A sample of Pregnant Solution is taken from the feed to the Butters Filters each shift.

### 22.3.7 Refinery

The Zinc Precipitate is dried in an open oven prior to being fluxed and smelted. A mixture of 5 to 6 percent Borax, 2 to 3 percent $Na_2CO_3$ and 1 percent broken glass is used for the flux. Fume hoods are mounted over the Drying Oven and the Smelting Furnace for dust collection. The doré averages about 92 percent silver. Slag is crushed and processed over a shaking table to recover metal prills. Table tails are recycled to the mill.

### 22.3.8 Reagent Preparation

Plant reagents include sodium cyanide, lime, and flocculant. Lime is received in 2-tonne Super Sacks. A crane is used to transfer a Super Sack over an unloading hopper located above a mixing tank. Sodium cyanide is received in drums and manually scoped into a mixing tank. The operator wears a face mask, face shield and rubber gloves while mixing. The drums are stored in a fenced and locked area near the mixing facilities. Flocculant is received as dry powder in 25 kg bags, mixed and diluted to 0.5 percent for use in the thickeners.

### 22.3.9 Plant Operating Costs-2006

The plant operating costs for 2006 are US$12.39 per tonne for the 261,156 tonnes milled. The operating cost breakdown is indicated in Table 22-5. These costs are based on 10.94 pesos per U.S. dollar.

TABLE 22-5
First Majestic Silver Corporation
Minera El Pilón - San Martín Mine
2006 Operating Costs
Production - 261,834 tonnes, 1,566,165 oz. Ag February 28, 2007

| Cost Area | | Total Cost | Cost Per Tonne | Cost Per Ounce |
|---|---|---|---|---|
| | | | | |
| Mine | | | | |
| | Labor | 1,245,633 | 4.76 | 0.74 |
| | Supplies | 3,659,952 | 13.98 | 2.17 |
| | Other | 1,872,049 | 7.15 | 1.11 |
| | Sub-Total | 6,777,634 | **25.89** | **4.02** |
| Mine Expl. | | | | |
| | Labor | 175,218 | 0.67 | 0.10 |
| | Supplies | 248,134 | 0.95 | 0.15 |
| | Other | 413,825 | 1.58 | 0.25 |
| | Sub-Total | 837,177 | **3.20** | **0.50** |
| Mill | | | | |
| | Labor | 437,037 | 1.67 | 0.26 |
| | Supplies | 1,845,234 | 7.05 | 1.09 |
| | Other | 961,329 | 3.67 | 0.57 |
| | Sub-Total | 3,243,600 | **12.39** | **1.92** |
| Site G&A | | | | |
| | Labor | 882,865 | 3.37 | 0.52 |
| | Supplies | 274,840 | 1.05 | 0.16 |
| | Other | 1,634,860 | 6.24 | 0.97 |
| | Sub-Total | 2,792,565 | **10.66** | **1.65** |
| Total | | | | |
| | Labor | 2,740,753 | 10.47 | 1.62 |
| | Supplies | 6,028,160 | 23.03 | 3.57 |
| | Other | 4,882,063 | 18.64 | 2.90 |
| | Sub-Total | 13,650,976 | 52.14 | 8.09 |
| TOTAL ALL | | **13,650,976** | **52.15** | **8.09** |

## 22.4 *Infrastructure*

The Infrastructure site includes the support facilities for the operations are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department operates from the extensive shops and warehouse located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. Plant power consumption in 2006 was 40.9 kWh/tonne; average load was 1.2 megawatts. The effective cost of power including consumption and demand charges was US$0.095 per kWh for 2006.

Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions.

Make-up water is pumped from the Bolaños River located about 1 km west of the plant. The water is purchased from the government; the cost is approximately $0.03/m$^3$.

### 22.4.1 Tailings

The plant tailings are pumped to one of two tailings facilities. The tailings normally report to the No.1 dam during wet months and No. 2 dam during dry periods. The No. 1 tailings dam is located to the east of the plant and was the first of the two facilities. The No. 2 tailings dam is located to the north of the plant. Both tailings dams are located close to and north of the plant as shown in Figure 23-3. The No. 1 dam was built first and the No. 2 dam later. There are about five years of additional capacity remaining in the existing tailings facilities and there is plenty of space available for future expansion. The perimeter walls of the dam are built using cycloned tailings. Water is reclaimed from the tailings dams and returned to the plant.

## 22.5 *Product Marketing*

El Pilón holds two regular annual contracts with the Smelter and Refinery of MET-MEX Peñoles located in the city of Torreón, Coahuila State, México. Peñoles is the largest silver refinery in México and the world, with a capacity of approximately 90 million ounces of silver per year. The contracts between El Pilón and Peñoles for sales of doré and concentrates are typical for these products.

During 2006 El Pilón shipped to Peñoles doré and gravimetric concentrates containing a total of 1.6 million ounces of silver, and 2,325 ounces of gold and 17,055 kilograms (37,600 lbs) of lead.

El Pilón ships doré bars by airplane to Guadalajara City where they are delivered to a purchasing representative for re-shipment to Peñoles. El Pilón sales contract of doré with Peñoles include typical conditions and related charges as follows:

- Each lot is weighed upon receipt, melted, sampled for metal content and then reweighed.
- El Pilón is paid for 99.5 percent of the contained gold and 99.5 percent of the contained silver in U.S. dollars.
- Treatment and refining charges were US$0.15 per troy ounce of doré bullion shipped from the mine.
- Freight charges, insurance and other fees equal about US$0.03 per troy ounce doré bullion shipped from the mine.

El Pilón gravity concentrates sold to Peñoles during 2006, typically contain about 10 percent lead, 2 percent zinc, 20 percent sulfur, 15 kg/t silver and 30 g/t of gold. Gravity concentrates are shipped by

truck from the mine to Torreón, Coahuila, to MET-MEX Peñoles Smelter and Refinery. El Pilón sales contract with Peñoles include the following typical conditions and related charges:

- Smelter charges per tonne of concentrate is $205.00
- Refinery charges per kilogram of silver is $10.
- El Pilón is paid 95 percent of the gold contained in concentrates.
- El Pilón is paid 95 percent of the silver contained in concentrates above 50 g/t.
- El Pilón is paid 95 percent of the lead contained in concentrates above 30 Kg/t.

## 22.6 *Environmental and Safety Review*

El Pilón has been operating the San Martín mine since 1983 with the necessary land-use and water extraction permits in effect for the operation. El Pilón has purchase the land surface rights where the mine and plant installations are located to better manage the property. Through the years and changes in regulatory framework, El Pilón has been required to update the necessary operation permits.

In October 1997, El Pilón received a tailings water discharge permit from the National Water Commission (C.N.A.); this permit is in-force for the mine life. El Pilón samples water collected at the lowest seepage collection pond below the tailings impoundment. The seepage is collected and pumped back (recycled) to the process facility. Analyses are reported to the authorities and have indicated that the water contains less than 3-ppm free cyanide. According to El Pilón personnel, no discharge of this seepage has occurred. Site personnel also indicated that regulatory personnel have inspected the seepage collection installation and no water discharge permit violations have been issued to date.

PAH's environmental and safety review consisted of discussions with site management and supervision Ing. Arturo García, Manager of Operations, Ing. Sergio Oliva, Plant Superintendent, and other personal, site visit to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts, and a brief review of file records provided us during the site visit. Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, El Pilón is in compliance with the required permits and authorizations.

Periodic regulatory inspections of the site by SEMARNAP and the Mines Department are being performed to observe compliance. PAH has received copies of permits and authorizations for the San Martín operation and believes that El Pilón is in compliance with applicable regulations and obtains permits as required.

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the

mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by El Pilón. Acid rock drainage (ARD) that may be associated with adit water discharges and waste rock dumps is not visibly evident. We noticed no iron precipitates or oxide stains that indicate ARD. Adit drainage is small and quickly seeps into the waste rock dump and dry arroyo. The arid nature of the area indicates that native soils could have an appreciable carbonate content and probably have capacity to neutralize limited amounts of acid rock drainage.

El Pilón has constructed several concrete pads with berms for spill containment for the oil and fuel storage areas and for vehicle washing near the portal area. Regular trips by 22-tonne-capacity haul trucks raises dust on the gravel road from the mine to the mill that passes through the southern edge of the town of San Martín de Bolaños. El Pilón has the haulage contractor perform periodic watering of haul roads to control dust and El Pilón has paid for the concrete pavement of the portion of the road that crosses the town of San Martín.

PAH noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have little or no spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site. Below the mill facilities (west) there are three small unlined and bermed ponds that were constructed to collect surface runoff or major spills from the mill area. These ponds are periodically cleaned and the materials recycled.

El Pilón has purchased a scrubber system for the smelting area to control particulate and gas emissions and plans to install it in 2007. There are no emission inventories on the fixed sources of air pollution at the mill.

El Pilón has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment.

El Pilón supplied to PAH estimated costs for reclamation and mine closure of the mine, mill and tailings containment areas, which PAH considers low despite the fact that El Pilón owns most of the surface rights where the installations and mine are located; therefore, based on local conditions, PAH increased the projected costs to a more reasonable amount.

PAH's estimate for the range of costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are general ranges based on PAH's experience in mining projects in México, and are not the result of detailed analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards.

## 22.7 *Economic Analysis*

### 22.7.1 Capital Costs

FMS's San Martín mine is a modest-sized underground operation that utilizes used equipment whenever possible and has expensed its replacement equipment to a large extent in the past. As such, the capital outlay for the mine has been nominal for the past several years but FMS has instituted a new fiscal policy and, as such, will consider all equipment purchases, mine development and exploration, diamond drilling, new construction, etc. as capital expenditures.

Anticipated capital expenditures for 2007 of $4.85 million are presented in Table 22-2 and are summarized below in US$:

| Concept | | Expenditures ($000US ) |
|---|---|---|
| Mine, Development & Exploration | | $4,026 |
| Mill and Assay Lab | | 473 |
| Safety and Environmental | | 240 |
| Site G&A | | 112 |
| | **Total** | **$4,851** |

The capital forecast for 2007 is $4.84 million with $4.03 million scheduled for mine development and exploration and underground and surface diamond drilling. Expenditures for the mill include $350,000 for purchase of motor-generator sets to operate during peak usage hours, when electric power from the national grid (*Comisión Federal de Electricidad*) is cost prohibitive. Salvage of plant equipment is forecast to just equal dismantling.

## 22.8 *Operating Costs*

Production costs for the Unit in 2006 and those projected for 2007 are found in Table 22-3. A total of $13.65 million was expended last year to produce roughly 261,800 tonnes of ore, containing saleable silver amounting to 1,566,400 ounces. On a unit basis, 2006 cash production costs were $52.15/tonne of ore, and $8.71/oz of silver produced. Projections for the first half of 2007 show a marked increase in production costs compared to 2006. The 2007 first semester forecast cost is $59.06 per tonne, but the forecast cost per ounce at $8.04 will be about the same as that achieved in 2006. PAH believes that the forecast 2007 unit costs are reasonably estimated, and that the increases are partially due to inflationary pressures and exchange rate fluctuations. However, management must find a way to arrest the large

increases in unit operating costs, which have increased 31 percent since December 31, 2004, and the 2007 projection represents an additional 17 percent.

A breakdown of the 2006 San Martín operating costs is found in Table 22-6.

**TABLE 22-6**
**First Majestic Silver Corp.**
**MINERA EL PINON, S.A. DE C.V.**
**San Martín Mine** **February 28, 2007**
**2006 Plant Operating Costs**

| Item | $US | $/tonne |
|---|---|---|
| Wages and Benefits | | |
| Staff | 159,545 | 0.61 |
| Hourly | 121,613 | 0.46 |
| Benefits | 134,691 | 0.51 |
| Subtotal | 415,849 | 1.59 |
| Operating Supplies | | |
| Power | 916,656 | 3.50 |
| Grinding steel | 188,732 | 0.72 |
| Sodium cyanide | 589,653 | 2.25 |
| Lime | 100,062 | 0.38 |
| Diesel | 48,157 | 0.18 |
| Zinc | 211,768 | 0.81 |
| Subtotal | 2,055,029 | 7.85 |
| Maintenance Supplies | 707,288 | 2.70 |
| Other | 66,185 | 0.25 |
| **TOTAL** | **$3,244,350** | **$12.39** |

## 22.9 *Economic Analysis*

A simplified cash flow forecast has been prepared and is presented as Table 22-7. The economics covers the period from January 2007 through December 2008, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that underground development and exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time.

The basic premise for the cash flow involve silver prices, which are taken at $10/ounce for 2007 and 2008, considering that the mine is currently in full production. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in 2006. Operating costs and expenses are increased by 8 percent annually to account for inflation and exchange rates. Reclamation expenditures are considered spent in the remaining months of 2007 and 2008.

**TABLE 22-7**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**Cash Flow Analysis, US$**

| Item | Units | 2007 | 2008 | TOTAL |
|---|---|---|---|---|
| **REVENUE** | | | | |
| Tonnes Milled | tonnes | 250,000 | 242,000 | 492,000 |
| Head Grade | oz Ag/tonne | 9.32 | 9.32 | 9.32 |
| Metallurgical Recovery | % | 89.07 | 89.07 | 89.07 |
| Saleable Silver | oz Ag | 2,076,158 | 2,009,721 | 4,085,880 |
| Silver Price | $/oz | 10.00 | 10.00 | 10.00 |
| Gross Silver Revenue | $ | 20,761,584 | 20,097,213 | 40,858,797 |
| Gold Revenue | $ | 1,660,927 | 1,607,777 | 3,268,704 |
| Gross Revenue | $ | 22,422,510 | 21,704,990 | 44,127,500 |
| Less: | | | | |
| S&R Costs, Insurance | $ | 96,202 | 93,168 | 189,370 |
| Environmental Reclam | $ | 50,000 | 150,000 | 200,000 |
| Property Tax & Insurance | $ | 55,000 | 200,000 | 255,000 |
| Net Revenue | $ | 22,221,308 | 21,261,822 | 43,483,130 |
| **COSTS** | | | | |
| Mining | $ | 8,082,500 | 7,823,860 | 15,906,360 |
| Milling | $ | 3,172,500 | 3,070,980 | 6,243,480 |
| General | $ | 3,010,000 | 2,913,680 | 5,923,680 |
| Exploration | $ | 500,000 | 484,000 | 984,000 |
| Sales Expenses | $ | 85,540 | 93,118 | 178,658 |
| Administration | $ | 946,855 | 1,017,477 | 1,964,332 |
| Depreciation | $ | 1,209,468 | 539,000 | 1,748,468 |
| Other | $ | (46,625) | (46,625) | (93,250) |
| Total Op Costs | $ | 16,960,238 | 15,895,490 | 32,855,728 |
| Net Before Taxes | $ | 5,261,070 | 5,366,332 | 10,627,402 |
| **TAXES & PROFIT SHARE** | | | | |
| Taxes | $ | 1,420,489 | 1,448,910 | 2,869,398 |
| Profit Share | $ | 526,107 | 536,633 | 1,062,740 |
| Net After Taxes | $ | 3,314,474 | 3,380,789 | 6,695,263 |
| Add Depreciation | $ | 1,209,468 | 539,000 | 1,748,468 |
| Operational Cash Flow | $ | 4,523,942 | 3,919,789 | 8,443,731 |
| CAPITAL INVESTMENT | $ | 4,851,000 | - | 4,851,000 |
| PROJECT CASH FLOW | $ | (327,058) | 3,919,789 | 3,592,731 |
| NET PRESENT VALUE | @ 10% | 2,942,170 | | |
| | @ 12% | 2,832,816 | | |
| | @ 15% | 2,679,526 | | |

It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately $2.80 million. Sensitivity analyses were performed at the same discount and show the following NPV:

| | |
|---|---|
| Base Case @ 12 % discount | $2.83 million |
| Increase silver price by 10% | 5.18 |
| Decrease silver price by 10% | 0.48 |
| Increase op costs by 10% | 1.08 |
| Decrease op costs by 10% | 4.59 |
| Increase cap costs by 10% | 2.43 |
| Decrease cap costs by 10% | 3.23 |

As expected the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martín mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

The San Martín mine is an existing operation, so a discussion of payback period does not have meaning here. It can be seen from Table 22-7 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures. The 2007 capital cost expenditure is $4.851 million and in progress, which may assure the mine operation continuity. Among the investment program are workings developed in the mine areas that have proven to contain significant potential of oxide ore.

The mine life, based on the proven/probable reserve position, is two years and covers production through 2008.

## 23.0 ILLUSTRATIONS

All corresponding illustrations for this report have been included within each section.

## 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, Mexico dated May 8, 2007 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the San Martín de Bolaños mine, as an independent engineer in 1991 and in 2005. As part of this study, I visited the project site from January 23 to 26, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, inspecting exploration drilling locations, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report, including Sections 1 – 15, and the resource part of Section 17. I am also responsible for other report sections outside of my discipline of geology and resource modeling, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, processing, environmental and economics), which I believe to be reliable work. I have visited the project in January 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 8th day of May 2007

*"Leonel López, C.P.G."*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907

As an author of the report entitled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, Mexico" dated May 8, 2007 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EEC. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 38 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of Sections 1.6, Processing Facilities; Section 16, Metallurgical Testing; Section 22.3, Ore Processing; Section 22.4, Infrastructure; and Section 22.5, Product Marketing. I visited the San Martín project in January 2007.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 8th day of May 2007.

*"Richard Addison"*

---

Richard Addison, P.E., C. Eng., Eur. Ing.

# Technical Report for the La Encantada Silver Mine, Coahuila State, México

*Prepared for*
*First Majestic Silver Corp.*

*June 12, 2007*

*70567*


pincock
allen &
holt

pincock
allen &
holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# *Technical Report for the La Encantada Silver Mine Coahuila State, México*

***Prepared for***

***First Majestic Silver Corp.***

***June 12, 2007***

***70567***

Prepared by

**Pincock, Allen & Holt**

*Leonel Lopez, C.P.G.*
*Richard Addison, P.E.*

## 1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects ("NI 43-101") and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report ("43-101F1"). The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

## 2.0 TABLE OF CONTENTS

See discussion in Section 1.

CONTENTS

CONTENTS (Continued) Page

**CONTENTS (Continued)** Page



**TABLES**

## CONTENTS (Continued)

Page



## FIGURES

## CONTENTS (Continued)

Page

## 3.0 EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) a division of Australia-based Runge, Inc. to prepare a Technical Report for the silver / lead deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, México. This report meets the requirements and is compliant with NI 43-101 and conforms to Form 43-101F1 for technical reports.

La Encantada Silver Mine is owned and operated by Minera La Encantada, S.A. de C.V., a wholly-owned Mexican subsidiary of FMS. La Encantada Mine consists of an industrial complex that includes underground silver / lead mining, a flotation ore processing plant, water wells and pipeline, airport, and camp facilities. The La Encantada mine was operated by Peñoles for a period of about 25 years, until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1, 2006 when Desmin was acquired by FMS.

FMS owns mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and 2 claim applications. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, camp and associated facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo, wells that supply La Encantada water needs.

Underground mine development includes drifts, ramps, raises and three major shafts along a zone measuring about 4 km long by about 700m wide. Historical records indicate ore production by Peñoles of about 6.0 MT during a period of 25 years, at an average grade of 418 g/tonne (13.44 oz) Ag and 9.9 percent Pb. This amounted to 80.6 million ounces Ag and about 0.6 billion kg (1.3 billion lb) Pb.

Peñoles and Desmín production has not depleted the mine's reserves. La Encantada mine geologic potential remains to be fully investigated and developed. The mine's geologic potential is enclosed by a calcareous rock formation (Aurora Formation) that presents favorable chemical characteristics (interbedded limestones and dolomites); structural conditions associated with regional features (anticline); local intrusive stocks (granodiorite) that have created domic structures; and numerous dikes and sills that have created high permeability through out the formation. These geologic characteristics have hosted mineralized breccia pipes (chimneys), breccia zones, bedded deposits, veins and irregular-shapped deposits at intersections of NW and NE fault systems. All mineral occurrences throughout the calcareous Aurora Formation consists of oxidized minerals.

Partial exploration at La Encantada deepest mine drifts and a few drill holes have indicated metasomatic deposits in proximity to the intrusive stocks (La Morena and Cuerpo 660). These occur as skarn rocks with hornfels, garnets and an assemblage of primary sulfides mineralization (zinc-lead-silver). This area requires additional exploration.

Mineral concentrations developed throughout the production history of La Encantada mine include: mineralized breccia pipes (chimneys) and metasomatic deposits (typically of about 2.0 million tonnes

each); breccia zones (generally of about 1.0 million tonnes); vein deposits (may contain about 0.5 million tonnes); bedded and fault intersection deposits (typically of about 50,000 tonnes). Additional exploration targets that appear to represent significant potential are: Breccia La Escalera, Geophysical Anomalies A, B, C and D, and the downthrown block of Aurora Formation to the west of La Prieta deposit and María Isabel regional fault, in addition to sulfides deposits at Cuerpo 660, Ojuela and La Morena.

Estimated reserves and resources by FMS, as of May 31, 2007, indicate a base for exploration and development planning for La Encantada. These were estimated from the following areas: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660 E, Mantos 314, Breccia Chicotón, Cedritos, Cola de Gallo, Breccia San Javier, and San Francisco zone. Most of these deposit areas remain to be fully explored and developed.

Estimated proven and probable reserves and measured and indicated resources for La Encantada, as of June 1, 2007, are presented in Table 3-1. These include proven and probable reserves of 633,500 tonnes at 403 g/tonne (12.96 oz) Ag, and 1.93 percent (42.5 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of 8.390 million ounces.

Measured and indicated resources at La Encantada amount to 1.4 million tones at 276 g/tonne (8.87 oz) Ag and 1.72 percent (37.9 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of about 13 million ounces.

Estimated inferred resources for La Encantada are presented in the lower section of Table 3-1.

The inferred resources require additional grade and tonnage information before they may be upgraded to indicated or measured resources. They represent geologic potential to be further investigated. La Encantada has estimated inferred resources that amount to about 1.5 million tonnes at an average grade of 202 g/tonne (6.5 oz/tonne) Ag and 0.54 % (12 lb/tonne) Pb, for a total estimated content of silver equivalent, inclusive of Pb credit, of about 10 million ounces.

Processing flotation plant facilities have an installed capacity of 800 tpd. It includes all supporting facilities, including laboratory, maintenance, etc. The metallurgical plant has been operating at about 25 percent rated capacity under Desmín management. It is currently operating at about 600 tpd, about half of which comes from the mine and the other half is from reprocessing waste dumps through a new screening plant.

The surface rights to La Encantada mine are mostly owned by La Encantada. According to La Encantada, there is a good working relationship with people of the Ejido Tenochtitlán from which the surface rights were purchased by La Encantada, and with the town of Múzquiz, since many of the inhabitants are employed in the exploration or mining operations. No labor or access problems have been reported by La Encantada within the area.

TABLE 3-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mineral Reserves Prepared by FMS, Reviewed by PAH. As of May 31, 2007 (1).

| Total Reserves Proven plus Probable (3) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
| La Encantada | Reserves | Tonnes | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| Total | Proven | 357,379 | Over 2.00 | 412 | 2.03 | 0.61 | 4,738,995 | 4,842,405 |
| Total | Probable | 276,127 | Over 2.00 | 391 | 1.81 | 0.86 | 3,467,341 | 3,547,240 |
| Total Reserves Proven + Probable | | 633,506 | Over 2.00 | 403 | 1.93 | 0.72 | 8,206,336 | 8,389,646 |
| Total Resources Measured plus Indicated (3) | | | | | | | | |
| TOTAL | Measured | 1,229,425 | Over 2.00 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| TOTAL | Indicated | 185,315 | Over 2.00 | 417 | 2.85 | 0.22 | 2,484,998 | 2,538,620 |
| Total Resources Measured + Indicated | | 1,414,740 | Over 2.00 | 276 | 1.72 | 0.99 | 12,548,168 | 12,957,533 |
| TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES | | | | | | | | |
| TOTAL PROVEN PLUS PROBABLE RESERVES AND MEASURED AND INDICATED RESOURCES | | 2,048,246 | Over 2.00 | 315 | [illegible] | [illegible] | [illegible] | [illegible] |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb, Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
(5) Dump stockpile is considered as measured resource because the average grade is below COG, however with pre-screening may be processed. It requires of additional testing.

(6) La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

Total Inferred Resources (3) (5)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Azul y Oro | Inferred | 463,993 | Over 2.00 | 413 | 0.48 | 0.37 | 6,161,018 |
| Breccia San Javier | Inferred | 1,015,030 | Over 2.00 | 105 | 0.57 | 0.78 | 3,426,567 |
| TOTAL | Inferred | 1,479,023 | Over 2.00 | 200 | 0.50 | 0.70 | 10,015,550 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
(5) Rounded figures.

La Encantada Mine was declared in suspension of activities by Peñoles in 2003. In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. In accordance with legal opinion by Mr. Carlos Galván Pastoriza La Encantada mining operations are currently and have always been conducted in compliance with all applicable laws and regulations."

PAH is not aware of any environmental liabilities in La Encantada mining district; most of the area covered by La Encantada concessions is mining and prospective land for mineral exploration and mine development. The local topographic conditions are one of steep terrain.

PAH believes that La Encantada reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by La Encantada were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion, these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Encantada operation shows positive economics as measured by a cash flow model, and thus the postulated reserve position is accepted.

Figure 3-1 shows a general layout of La Encantada mine site.



INDUSTRIAL AREA
POWER LINE TO PLOMOSAS VILLAGE
SAN FRANCISCO SHAFT
ORE HOIST ROOM
MAN HOIST ROOM
POWER HOUSE
DIESEL STORAGE
MOTOR CONTROL CENTER
SHAFT MA ISABEL
WAREHOUSE
ELECTRIC POWER LINE TO COLONY
MILL AND PLANT
MINE OFFICE AND DRY
FUELING STATION
WATER STORAGE TANKS
WATER LINE TO COLONY
GENERAL OFFICES
CONTRACTOR OFFICE AND HOUSING
ROAD TO COLONY
SUB-STATION
WATCHMAN'S SHACK
STORAGE AREA
STORAGE YARD
TRUCK SCALE
CORE STORAGE SHED
OBRERO HOTEL
OBRERO DINING ROOM
DUMPS
DUMPS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg


FIGURE 3-1
LA ENCANTADA
MINE SITE

## 4.0 INTRODUCTION

First Majestic Silver Corp. (FMS), retained Pincock, Allen and Holt (PAH) to prepare a Technical Report of exploration activities and results obtained to this date, for the silver / lead deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, México.

The objective of this Technical Report is to provide FMS with a report that will follow existing regulations in Canada. This report meets the requirements and is compliant WITH NI 43-101 and conforms to Form 43-101F1 for technical reports.

### 4.1 *Qualified Person and Participating Personnel*

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-C.P.G.-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the period of May 19 – 22, 2007 to review current status of the property. Mr. López carried out exploration activities for La Encantada mine as Peñoles Exploration North Division Manager in the 1980s. Mr. López reviewed available information on La Encantada mine and has assembled the location, tenure, history, environmental concerns, and all aspects of the geology, and reviewed the sampling, data verification and project resources. Other PAH members collaborated in the review of geologic modeling, reserve estimates and processing at La Encantada silver/lead deposit.

### 4.2 *Term and Definitions*

La Encantada Silver Mine consists of silver / lead oxidized mineral deposits located in the State of Coahuila, México. La Encantada mine comprises numerous mineral concentrations within the underground development area, including some exhausted deposits and additional geologic potential in other area. Some of the known deposits within the La Encantada area are the following:

- La Prieta, mostly exhausted breccia pipe deposit
- La Escondida, exhausted breccia pipe deposit
- El Plomo
- Bonanza
- Breccia Milagros
- Estructuras Irregulares Bonanza
- Estructuras Irregulares San Javier
- Brecha San Javier
- Ojuelas
- San Francisco
- Azul y Oro
- 660 W
- 660

- 660 E
- La Morena, and
- Numerous other bedded and vein deposits.

In this report:

- FMS refers to First Majestic Silver Corp.

- Desmín refers to Desmín, S.A. de C.V.

- PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.

- Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.

- La Encantada Silver Mine refers to the operating underground mine, processing plant and infrastructure facilities that constitute this industrial complex (also referred to as La Encantada mine or La Encantada).

- Minera La Encantada refers to the operating company and wholly owned subsidiary of First Majestic Silver Corp.

- Tormex refers to a Mexican wholly owned subsidiary of Vancouver-based Lacana Resources.

- Resource and reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.

- Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."

## 4.3 *Units*

All units are carried in metric units, unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gpt), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

| Abbreviation | Unit or Term |
|---|---|
| $Al_2O_3$ | Alumina |
| ANFO | Ammonium nitrate/fuel oil |
| ASTM | American Society for Testing and Materials |

| | |
|---|---|
| Sb | Antimony |
| Ag | Silver |
| As | Arsenic |
| Au | Gold |
| Bi | Bismuth |
| Cd | Cadmium |
| Co | Cobalt |
| Cu | Copper |
| In | Indium |
| Fe | Iron |
| g/t | Grams Per Tonne |
| kcal | Kilocalories |
| kg | Kilograms |
| km | Kilometer |
| k | Thousands |
| Pb | Lead |
| LOM | Life of Mine |
| Mn | Manganese |
| Hg | Mercury |
| m | Meters |
| masl | Meters Above Sea Level |
| mm | Millimeters |
| MT | Million Tonnes |
| mtpd | Metric tonnes per day |
| mtpy | Million tonnes per year |
| NPV | Net Present Value |
| Ni | Nickel |
| % | Percent by weight |
| Patio | Yard, court or stocking ground |
| Se | Selenium |
| SiO | Silica |
| Sn | Tin |
| T or t | Metric Tonne (2,204 lbs) |
| Te | Tellurium |
| Ti | Titanium |
| tpa | Tonnes per annum |
| tpy | Tonnes per year |
| tpd | Tonnes per day |
| ug | Underground |
| Wo | Tungsten Oxide |
| Zn | Zinc |
| $ | United States Dollars |
| $NP | New Mexican Pesos |

| C$ | Canadian Dollars |
|---|---|

## 4.4 *Source Documents*

The source documents for this report are summarized in Section 24.

## 5.0 RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. ("PAH") and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

- Resource and Reserve Estimates by FMS for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH, May 2007.

- Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

  - Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

  - Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

  - Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

  - Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

- Legal Opinion – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 11, 2007.

- Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the *Department of Mining and Geological Engineering*, at the University of Arizona at Tucson, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

- Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

- Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

- Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

- Information provided by FMS as owner and operator of La Encantada Silver Mine, including the period from September 2006 to May 2007.

- Information provided by FMS on notifications of mining activities resumption at La Encantada mine to:

    - Delegado Federal de la SEMARNAT, Estado de Coahuila. April 24, 2007.

    - Delegado Federal de la STPS (Secretaría de Trabajo y Previsión Social) in the State of Coahuila. April 24, 2007.

    - Director Local de CNA (Comisión Nacional del Agua), Estado de Coahuila. April 24, 2007.

    - Delegado Federal de la PROFEPA (Procuraduría Federal de Protección al Ambiente), Estado de Coahuila. April 24, 2007.

- PAH observations on site visit during the period of May 19 – 22, 2007.

PAH believes that this information is reliable for use in this report. PAH has reviewed ownership documents for the purchase of Minera La Encantada shares from Peñoles; acquisition of Desmín shares; purchase land rights under expropriation procedure where La Encantada mine, plant, camp and ancillary installations are located; and documents for sampling and applications for renewal of the Permiso Ambiental Unico (environmental permit for operating); as well as copies of the titled concessions for La Encantada mining rights.

This information was also reviewed by FMS legal advisers and a legal opinion was provided to PAH by the Durango City-based Lawyers Firm of Mr. Carlos Galván Pastoriza. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental compliance for La Encantada mining – metallurgical operation to be accurate and current in legal standing.

# 6.0 PROPERTY DESCRIPTION AND LOCATION

La Encantada Silver Mine is owned and operated by Minera La Encantada, S. A. de C.V. a wholly-owned subsidiary of FMS since November 1, 2006.

## 6.1 *Property Description*

La Encantada mine consists of an industrial complex that includes underground silver / lead mining, a flotation ore processing plant, water wells and pipeline, airport, and camp facilities in the municipality of Ocampo, Coahuila State, México. The La Encantada mine was operated by Peñoles for a period of about 25 years until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1 , 2006 when the company was acquired by FMS. FMS has initiated an aggressive program of exploration, mine preparation, processing plant improvement, equipment replacement, and continued with increasing the production schedule from Desmín's 25 percent of plant capacity to the current production capacity of about 600 tpd. Figure 6-1 shows La Encantada mine installations layout.

This Technical Report presents an update of La Encantada's current operating conditions and projections as planned by FMS.

La Encantada Silver Mine consists of the following major properties:

- Mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and two claim applications. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations land ownership of 1,343.29 hectares (3,319 acres) where the mine, plant, camp and facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo that supply La Encantada's water needs.

- Underground mine development that includes drifts, ramps, raises and three major shafts along an extension of about 4 km by about 700m vertically. Historical records indicate ore production by Peñoles of about 6.0 MT during a period of 25 years. Numerous production areas remain under actual operation and other exploration targets have been delineated for further investigation.

- Processing plant facilities by flotation with an installed capacity of 800 tpd. It includes all supporting facilities, including laboratory, maintenance, etc. The metallurgical plant was operated at about 25 percent rated capacity under Desmín management. It is currently operating at about 600 tpd.

- Housing and all supporting facilities such as office installations, maintenance shops, storage facilities, etc. Currently La Encantada has a labor force of about 200 workers, employees, and contractors.


3142000 N
3140000 N
3138000 N
3136000 N
736000 E
738000 E
740000 E
742000 E
744000 E
746000 E
San Javier
AZUL Y ORO
La Escalera
El Plomo
La Escondida
La Prieta
SCALE
METERS
N
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg

FIGURE 6-1
LA ENCANTADA
DISTRIBUTION MAP

- Current production zones and exploration targets include the following areas within La Encantada mine:

    - Bonanza
    - El Milagro
    - Estructuras Irregulares Bonanza
    - Estructuras Irregulares San Javier
    - Brecha San Javier
    - San Francisco
    - Azul y Oro, and
    - Other targets recently identified areas by FMS at the El Plomo area.

## 6.2 *Location*

La Encantada Silver Mine is located in the municipality of Ocampo, Coahuila State, México.

La Encantada mine is located on the Sierra Madre Oriental physiographic province of northeastern México. La Encantada plant and installations are located at an elevation of about 1700m above sea level, while the mine and ore deposits have been developed in elevations from about 1600m to about 2035m above sea level. Figure 6-2 is a general location map of La Encantada mine.

Location coordinates to approximate center of La Encantada property are as follows:

| Geographic | | UTM | |
|---|---|---|---|
| North | 28° 21' 00" | North | 3,139,280 |
| West | 102° 33' 06" | East | 739,200 |

## 6.3 *Mineral Tenure*

PAH has reviewed notarized copies of property information for La Encantada as provided by FMS, including copies of concession titles issued by Secretaría de Energía, Minas e Industria Paraestatal, Dirección General de Minas, purchase contract of the Minera La Encantada shares from Grupo Peñoles, etc. All the above information was also supported by legal opinion from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by Minera La Encantada, S.A. de C.V. are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits.


Boquillas Del Carmen
La Encantada Mine
USA
MEXICO
Melchor Múzquiz
TEXAS
COAHUILA
Ocampo
Monclova
Monterrey
NUEVO LEON
Saltillo
USA
MEXICO
MEXICO CITY
MAP AREA
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name

FIGURE 6-2
LA ENCANTADA MINE
GENERAL LOCATION MAP

La Encantada mineral rights are covered by 18 concessions and two applications, which together cover 2,826 hectares (6,982 acres). In addition to the mineral rights La Encantada has acquired, through an expropriation process from the local community, 1,343.29 hectares (3,319 acres) of surface rights.

This land was purchased from the community of Ejido Tenochtitlán and it covers mine, plant, tailings, dumps areas, and camp installations for the operation. Other land parcels where the water wells and a substation for power supply to the pumps are located, at El Granizo, are also owned by Minera La Encantada. Total land coverage includes 2,271.9081 hectares (5,613.985 acres).

La Encantada corporate offices are located in the capital city of Durango, State of Durango, where FMS will be consolidating all purchasing, legal, accounting and administrative functions to provide support to FMS mining operations in different parts of the country. A mining claims map for La Encantada property is shown in Figure 6-3.

## 6.4 *Property Ownership*

Minera La Encantada is a wholly owned subsidiary of First Majestic Silver. It was acquired from Peñoles in March 2007 . Minera La Encantada corporate offices are now located in the City of Durango, State of Durango, México. Minera La Encantada operates the La Encantada Silver Mine, an underground silver/lead mine and ore processing facility in the municipally of Ocampo, State of Coahuila. Ore is being mined primarily from the Milagros, San Javier, San Francisco, Azul y Oro, Cedritos and Bonanza areas from the underground mine Levels 1780, 1790, 1840, 1870, 1910 and 1940 along the NE trending mineralized zone. Exploration is on-going on these breccia zones, mantos and vein structures along the system. Figure 6-4 depicts La Encantada mineralized system.

La Encantada holds 20 contiguous mining concessions in the La Encantada mining district that cover mineral rights for 2,826 hectares. These include 18 mining concessions with exploitation rights (987 hectares). La Encantada has also applied for a mining claim, Platón, that covers the surrounding area to those claims acquired from Peñoles. The Platón claim will be split into the main area plus a fraction that covers a free zone between two pre-existing claims. These will be titled as separate claims.

The process to acquire mineral rights from the Mining Department in México is initiated by surveying the area of coverage. The applicant must present a location map of the area requested for mineral rights, which includes description of local prominent features and relative position with regard to other adjacent and nearby pre-existing claims. If the claimed area is free at the time of presenting the application, then a Mining Concession is granted for a 50-year term, which may be renewed for a similar duration.

The Dirección General de Minas issued new Regulations, by Presidential decree, regarding mining concessions in April 26, 2005 to be applied from January 1, 2006, whereby all the Exploration and Exploitation mining claims were transformed to a unique type of Mining Concession for a renewable duration of 50 years. Previous mining claims were automatically adjusted to a 50 year-term from the date of their registration in the Mining Public Registry. The La Encantada title records are maintained in


3142000 N
3140000 N
3138000 N
738000 E
740000 E
742000 E
744000 E
746000 E
Fraccion Platón
San Javier
AZUL
ORO
La Escalera
El Plomo
La Escondida
La Prieta
Platón
FMS
FMS
OTHERS
SCALE
0
250
500
1000
METERS
N
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
3.dwg

FIGURE 6-3
LA ENCANTADA
MINING CONCESSION MAP


Anomalía A
(Magnetometría)
Anomalía B
San Javier
La Escalera
Presa
de Jales
La Prieta
Campamento
Anomalía C
0
1.0 Km
UNIDAD LA ENCANTADA
Mpio de Ocampo, Coah.
Mexico

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 6-4<br>LA ENCANTADA GEOLOGIC POTENCIAL | Jun/2007 |
| Project No. 70567 | Project Name: La Encantada Mine | | Drawing Name: Fig.6-4.cdr |

Saltillo , Coahuila, at the Mining Agency (Agencia de Minería), and at the Central Mining Registry in México City (Dirección General de Minas).

According to La Encantada's concessions title dates, mineral rights are due for the earliest titled concessions in the year 2015 (Encantada claim), and most other claims have expiration dates to the year 2050; these however, may be renewed for another 50 years. PAH reviewed the legal opinion on current property legal status, issued by the legal firm of Mr. Carlos Galván Pastoriza from Durango City, where the concessions legal status is confirmed as being in good legal standing. Table 6-1 presents a list of La Encantada mining concessions. Figure 6-3 shows La Encantada mining concessions map.

**TABLE 6-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mining Concessions**

| No. | Name | Title No. | Surface Ha. |
|---|---|---|---|
| 1 | Encantada | 143,943 | 75.0000 |
| 2 | El Pajarito | 167,061 | 9.0000 |
| 3 | Montecarlo | 167,062 | 9.0000 |
| 4 | El Tigre | 167,065 | 41.0000 |
| 5 | El Camello | 167,066 | 75.0000 |
| 6 | Los Angeles | 167,067 | 20.0000 |
| 7 | Ampliación de Los Angeles | 167,068 | 27.2300 |
| 8 | El Granizo | 167,069 | 25.0000 |
| 9 | La Presita | 167,070 | 25.0000 |
| 10 | Regalado | 167,071 | 100.0000 |
| 11 | El Golpe 10 | 178,385 | 40.0000 |
| 12 | Rosita No. 19 | 189,752 | 79.9525 |
| 13 | Los Angelitos | 189,758 | 27.2300 |
| 14 | Los Angelitos 2 | 189,759 | 27.2300 |
| 15 | Los Angelitos 3 | 190,341 | 16.0000 |
| 16 | La Presita 10 | 194,878 | 100.0000 |
| 17 | San Javier | 217,855 | 3.0227 |
| 18 | Las Rositas | 227,288 | 287.0000 |
| 19 | Platón (1) | 07 / 16718 | 1,839.4023 |
| 20 | Fracción Platón (2) | 07 / 16718 | 0.0951 |
| **TOTAL COVERAGE** | | | **2,826.1626** |

(1) Mining Application in process. Final coverage will be defined when the Title No. is issued.

(2) Fraction of Platón is included in the Paltón claim. It will be Titled with different No. Coverage to be defined.

## 6.5 *Mineral Tenure*

FMS acquisition rights of La Encantada claims from Peñoles had included royalty payments of up to 11 percent on Net Smelter Return, except for production from the concessions of San Javier and Las Rositas. There are no other encumbrances on La Encantada mining concessions. FMS purchased the the royalty rights from Peñoles as described in the FMS news release dated March 27, 2007.

La Encantada also is reported to own surface lots that cover 2,271.9081 hectares (5,614 acres) of surface land where the mine, plant, housing and ancillary installations, dump and tailings areas, as well as the parcels where the water wells, power substation and pumping installations are located.

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below-surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

La Encantada mine is located within the Ejido Tenochtitlán. Minera La Encantada has purchased the surface rights from Ejido Tenochtitlán under the provisions included in the Mexican Mining Law to permit expropriation of surface rights for development of projects that are of general economic interest, including mining operations.

## 7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Encantada Silver Mine is located within an isolated mining district in northern México. It is located in the northern part of the physiographic province of the Sierra Madre Oriental in the NW portion of the State of Coahuila. It is located in the municipality of Ocampo, at about 120km to the N60°W from the city of Múzquiz, and 120km to the N7°W from the city of Ocampo, Coahuila.

UTM coordinates for La Encantada area are as follows: N – 3,139,550; E – 739,660.

La Encantada mining district consists of two main silver / lead underground mines, the La Encantada and the El Plomo mines. Both of these mine areas have been consolidated into one operation, which is now owned and operated by FMS.

### 7.1 *Accessibility*

Access to the mine is by charter airplane from Durango City (about 2:15 hrs flying time to the N30°E), or from Torreón City (about 1:15 hrs. to the N15°E). La Encantada holds the concession and permit to operate a private airstrip, under Secretaría de Comunicaciones y Transporte authorization dated February 20, 2006. The airstrip is paved, 1,200m long by 17m wide and located at 1,300m asl. Its geographic coordinates are: N - 28° 24′ 37″ and W - 102° 38′ 52.″

Access by road to La Encantada is by State Highway No. 93 (Múzquiz to Boquilla del Cármen) with 154km paved plus 14km dirt road to a detour by another dirt road of 46km to La Encantada. Driving time from the city of Múzquiz is approximately 2-½ hours. An alternative route is from the city of Ocampo, by 180km of dirt road through the villages of Ejido San Miguel and Eutimias to La Encantada. Driving time this way is about four to five hours. A new highway is under construction from the cities of Melchor and Múzquiz, Coahuila to Ojinaga, Chihuahua at the México - USA international border. This will shorten the access to La Encantada from major population centers. A project access map is shown in Figure 6-2.

### 7.2 *Infrastructure*

La Encantada's remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by Peñoles and Minera Los Angeles. La Encantada housing consists of 180 houses for employees, of which approximately 70 are currently in good usable condition, apart from an office, warehouses, club, restaurants, guest house and other facilities. Power supply to the camp is diesel generated and provided by FMS. Potable water supply is also provided by FMS.

FMS has installed a satellite system with internet communications that include two telephone lines. This system is provided by a Durango City-based company with national and international service. Internet

access is also available at the mine. Hand held radios are carried by all supervisors, managers and all vehicle operators for internal communications.

Most of the supplies and labor required for the operation are brought in from the city of Múzquiz, Coahuila.

## 7.3 *Climate, Vegetation*

Climate at La Encantada is semi-hot and dry desert. Annual average temperatures range from 18°C to 22°C, with a high of 30°C and a low of 12°C. Days with recorded freezing temperature are 20 to 40 during the year. Annual average rainfall varies from 100mm to 400mm with most of the rain occurring during the summer months in short storms. Predominant winds are to the NE.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is sparse in the area; principal crops are corn, beans and pumpkins. Fauna in the area consists of black bear, deer, cougar, some reptiles, wild boar, and of prey birds.

## 7.4 *Physiography, Hydrology*

La Encantada area is located in the northern part of the Sierra Madre Oriental, within the Bravo-Conchos region. This physiographic province presents elevations that vary, in the lower parts from 1,000m to 1,800m above sea level, while mountain ranges in the area present elevations that may reach over 3,500m asl. These are generally oriented in a NW direction.

La Encantada is located within the Presa Falcón-Río Salado hydrological basin, which originates at the junction of the Aura, Seco and Pájaros Azules creeks in Coahuila state and it drains through the State of Nuevo León into Falcón dam in the State of Tamaulipas. Surface rains are estimated as only 10mm to 20mm per year.

## 7.5 *Local Resources*

Local resources are based on the camp facilities at La Encantada; these are provided by FMS to the employees, including housing, power and water facilities. Communications are provided by the mine and entertainment is based on satellite dishes for TV reception.

The nearest major city to the mine is Múzquiz where most of the workers have their families. This is a major city where banking, schools, postal service, churches, and commercial facilities exist.

## 8.0 HISTORY

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. (Los Angeles). The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed from the period of 1956 to 1963. In 1963 the La Prieta deposit was discovered within the area. In 1967 Peñoles and Tormex established a 60/40 joint venture partnership (Minera La Encantada, S.A. de C.V.) to acquire and develop La Encantada project.

In 1973 Minera La Encantada installed a magnetic separation plant to process the oxides mineralization. This plant was replaced by a flotation plant in 1978. Peñoles further exploration at La Encantada resulted in the discovery and development of other mineral zones, such as the 660, Ojuelas, Escondida, Brecha San Javier, Milagros, and numerous veins. Recorded production in about 25 years by Minera La Encantada, S.A. de C.V. is about 6.0 million tonnes of ore at an average grade of Ag-418 g/t (13.44 oz/t) and Pb-9.83 percent (over 80 million ounces of silver and about 1.3 billion lbs of lead) until June 2002 when Peñoles shutdown the operation.

The La Prieta and La Escondida deposits were formed in vertical breccia pipes of oxidized mineralization emplaced within limestones. The La Prieta deposit consisted of a high grade silver/lead mineral concentration of approximately 130m in diameter by about 160m in vertical projection (1.7 MT). Some of the underground production levels reported average assays of about Ag -1,200 g/t and Pb 20 percent. This deposit has been partially exhausted. Exploration and development operations by Peñoles uncovered numerous other mineralized structures within the underground mine. Some of these areas remain to be fully developed. Additional geologic potential exists within the Aurora Formation, which holds the oxidized concentrations of minerals, and to depth in other favorable rock formations. The Cupido Formation, which lies under La Peña and Aurora formations is host to sulfide mineralization in other regions within the State of Coahuila, such as Ocampo, Lampazos, etc.

Processing oxidized mineralization was difficult and Peñoles tested various methods, including gravimetric concentration, magnetic separation and finally flotation with sulfidation. The common occurrence of native silver within the oxidized mineralization made it difficult to obtain efficient recoveries. Therefore, some of La Encantada tailings may be amenable to re-processing by different metallurgical methods.

In July 1, 2004 Peñoles awarded a contract to operate La Encantada mine, processing plant, and all included installed facilities to a junior company, Desmín, S.A. de C.V. Desmín operated the mine and processing plant at a 25 percent capacity until Novemeber 1 , 2006 when FMS purchased all outstanding shares of Desmín. Subsequently FMS reached an agreement to acquire all outstanding shares of Minera La Encantada, S.A. de C.V. from Peñoles. FMS also acquired from Peñoles, as of March 20, 2007 the royalty payment that was established in Desmín's operating contract; therefore, FMS is now full owner of La Encantada Silver Mine and all its assets, including mineral rights, surface rights position, water rights, processing plant and ancillary facilities. FMS is also full owner of all Desmín shares.

In 2003 Peñoles reported proven and probable reserves at the closing of La Encantada including 485,000 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. FMS current exploration efforts are directed to explore other areas of interest within the extensive underground workings, validate these historical figures and advance development of additional exploration targets.

## 9.0 GEOLOGICAL SETTING

La Encantada mining district consists of skarn deposits with concentrations of silver, lead, iron and zinc in oxidized mineralization enclosed by calcareous sedimentary formations of Cretaceous age. These mineral concentrations present variable morphology from vein and bedded deposits, that generally occur in the upper part of the sedimentary sequence, to breccia pipe deposits (mineralized chimneys), bedded and stockwork areas in the intermediate zone, and metasomatic deposits with hornfels and skarn in bedded and stockwork zones in the lower portion of the sequence near granodiorite to diorite composition intrusive stocks.

### 9.1 *Regional Geology, Structural*

La Encantada mining district is located within the Sierra Madre Oriental. It is located in the eastern flank on a regional anticline. This consists of a complex, folded and predominantly NW-SE faulted sequence of Mezozoic calcareous rocks. The sedimentary rocks comprise limestone, dolomites and argillaceous rocks that range in age from the upper part of Lower Cretaceous to the upper part of Upper Cretaceous age. These rocks are enclosed by the sedimentary formations of Cupido (oldest), La Peña, Aurora, Cuesta del Cura, Georgetown, Del Río and Buda.

This sedimentary sequence was affected (Late Oligocene?) by intrusive stocks of dioritic to granodioritic composition, which branched out into the calcareous formations as dikes, sills and stocks. Metamorphic rocks were then created by the associated alteration, such as marble, skarn and hornfels.

Cupido Formation (Hauterivian to Barremian, Lower Cretaceous age) has been identified in the lower parts of La Encantada mine, at the underground level 535, as well as in some drill hole intercepts adjoining the La Morena deposit. Its upper contact is gradational into the La Peña Formation. The Cupido Formation hosts sulfide mineralization in other regions in Coahuila State, such as Lampazos and Ocampo, as appears to be the case in the lower parts of La Encantada mine.

La Peña Formation (Aptian – Lower Albian, Lower to Middle Cretaceous age) consists of a 60m thick sequence of calcareous shales intercalated with thin bedded limestones and dolomites. At La Encantada it occurs as a thin bedded sequence of black and carbonaceous shales. They appear to have been deposited in a reducing environment. La Peña formation appears to have acted as a seal for mineralizing fluids.

Aurora Formation (Lower to Middle Albian, Lower Cretaceous age) hosts most of the mineral concentrations at La Encantada. It consists of a sequence of thick to massive beds of intercalated limestones and dolomites. Thickness of this formation at the mine is estimated to be about 500m.

Figure 9-1 shows La Encantada regional stratigraphic column.

*Depósitos de Pb-Zn-Cu-Ba-F-Sr tipo Mississippi Valley*

| EDAD | NORESTE DE MEXICO |
| --- | --- |
| | PLATAFORMA ⟷ CUENCA |
| ALBIANO | |
| APTIANO | |
| CALLOVIANO | |



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Prepared for
**FIRST MAJESTIC SILVER Corp.**

Project Name
La Encantada Mine

FIGURE 9-1
STRATIGRAPHIC COLUMN

Date of Issue
Jun/2007

Drawing Name
Fig.9-1.cdr

La Encantada is located in the eastern flank of a regional anticline within the Sierra Madre Oriental. The area shows weak structural features. It appears that the effects of the intrusives in the area are mainly characterized by assimilation of the sediments, rather than faulting and major disturbances caused by the uplifting forces. Most of the recognized faults within the area are normal faults with lineaments oriented in the N60°-80°E and N30°W directions. Figure 9-2 shows La Encantada regional geologic map.

## 9.2 *Deposit Geology, Structural*

The Aurora Formation appears to represent favorable physical - chemical characteristics for deposition of mineral concentrations. These are indicated by intercalated limestones and dolomites with intense fracturing in areas of fault intersections or in brecciated zones that appear to be related to deep-seated intrusive stocks, sills or dikes.

At La Encantada mine workings, rocks of the Cupido, La Peña and Aurora formationsare identified, as well as some aphanitic dikes of apparent basic composition, and coarse-grained dikes and stocks of dioritic to granodioritic composition. No outcroppings of the intrusive stocks have been identified in La Encantada area.

The most important mineral concentrations developed at La Encantada consist of mineralized breccia zones that appear to be related to and originated by deep-seated intrusive stocks. A halo of metasomatic rocks occur associated with the intrusive stocks, from marble in the outer parts to skarn with garnets (grossularite and andradite) as well as hornfels facies in proximity to the intrusive.

The La Encantada mine is located on a mountain range that corresponds to a symmetrical anticline. The La Encantada mountain range presents an extension in a NW-SE direction of about 45km, with elevations asl that vary from about 1,500m to over 2,400m. This mountain range is affected by a regional fault zone (La Encantada – Norias fault) that puts in contact the Aurora (Albian) and the Georgetown (Upper Albian) Formations. The anticline is affected by a series of normal secondary faults, as well as by a system of faults and fractures of regional behavior that generally occur in a NE-SW direction. These structural systems are important at La Encantada because they create conditions for mineralization emplacement.

Figure 9-3 shows a regional geologic longitudinal section of La Encantada area.


LA ENCANTADA
MINE
SIERRA LA ENCANTADA
LOMAS LAS CANDELARIAS
EL SESTEADERO
San Guillermo
El Oran-zo
Acebuches
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig9-2.dwg

FIGURE 9-2
REGIONAL GEOLOGIC MAP



pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig.9-3.cdr


FIGURE 9-3
GEOLOGIC CROSS SECTION
LA ENCANTADA MINE

## 10.0 DEPOSIT TYPES

La Encantada mineral deposit consists of oxidized mineral concentrations of silver, lead, hematite, and oxidized secondary minerals, such as cerussite, anglesite and others in minor concentrations. These are enclosed by a Cretaceous limestone formation. This calcareous formation has been affected by a regional, deep-seated granodiorite intrusive which branched out into the sedimentary rocks as stocks, dikes and sills. The regional intrusion has created a complex permeable structural environment that allowed emplacement of mineralization in concentrations of variable sizes and morphological characteristics. Two main intrusive granodiorite stocks have been identified within the La Encantada region, both of these have created domic structures on the sedimentary formations, where the largest known mineral concentrations, at La Prieta and La Escondida (La Encantada area), and at El Plomo area are associated with these stocks.

A subsequent long process of oxidation and secondary enrichment has created the La Encantada mineral deposits. These occur as breccia pipes, skarn deposits, breccia zones (stockworks), replacement beds, vein deposits and other irregular concentrations that occur at intersections of two main fault systems, one oriented to the NE and another to the NW. These concentrations may be related, in proximity or away from stocks or dikes, within breccia or fault zones. Dense occurrence of mineral replacement beds is observed associated with major structural areas, such as breccia pipes and breccia zones. Deep drilling and deeper workings have intercepted primary sulfides mineralization, near the regional granodiorite stocks, that includes lead, zinc, silver and pyrite. Figure 10-1 shows a general sketch of La Encantada geologic model.

Identified mineral concentrations that have been developed and mined out at La Encantada vary in size and morphology. During the mine life some common characteristics and occurrences have been defined are as follows:

| Deposits Morphology | General Size |
|---|---|
| • Breccia pipes | + 2.00 M Tonnes |
| • Skarn zones | + 2.00 " |
| • Breccia zones (Stockworks) | + 1.00 " |
| • Vein deposits | +/-0.50 " |
| • Bedded replacements and others | Up to 50,000 T |

Vertical known extension of the mineralized zone within La Encantada area is of about 450 m. It is still opened for geologic potential to depth. Spatial distribution of these deposits appears to be as follows:

- Upper part of La Encantada: Vein and bedded replacements.
- Middle part of La Encantada: Breccia pipes, bedded replacements and irregular concentrations.
- Lower part of La Encantada: Skarn deposits, metasomatic deposits, bedded replacements and stockwork zones.

# GEOLOGIC MODEL


Aurora
La Peña
Cupido
(Limestone-Shale)
Emplacement level
Intrusive proximity
LEGEND
Zinc ore bodies
Tertiary intrusives
Skarn
Hornfel
Marmol



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950


Project No. 567

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada Mine

FIGURE 10-1
LA ENCANTADA MINE
SKETCH of GEOLOGIC MODEL

Date of Issue
Jun/2007

Drawing Name
10-1.cdr

The regional stratigraphic column at La Encantada shows the oxidized mineralization to be hosted by the Createaceous Aurora Formation (Lower to Medium Albian age), which consists of limestone and dolomitic rocks. The Aurora Formation lies conformable on the La Peña Formation (Lower Albian, Aptian age) which consists of a sequence of about 60m of thin bedded shales of argillaceous composition. This formation appears to have acted as a seal for mineralizing fluids.

The La Peña formation overlies the Cupido Formation (Hauteviriano – Barremiano age), which hosts primary sulfides mineral concentrations in other regions of Coahuila State, such as Ocampo, Lampazos, etc. This formation has been identified at depth, 1500 level, of La Encantada mine workings.

## 11.0 MINERALIZATION

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. Most mining activity at La Encantada has been developed within these oxidized mineral deposits and only some drilling and limited underground access has occurred in the primary sulfides mineral concentrations (La Morena deposit).

Figure 11-1 shows a representative longitudinal section through the La Encantada area.

The most important mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulfates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerrussite) and sulfates (anglesite) and other oxides. Figure 11-2 shows high-grade silver in cerrussite concentration at the Chicotón breccia zone.

The La Encantada mineral assemblage occurs within a range of about 435m in vertical extension (2035m to 1600m asl). Below the 1600m elevation, at the La Morena deposit in the SW portion of La Encantada area, primary sulfide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite.

According to historical records by Peñoles, the typical mineralization in the oxidized deposits contains about 400 g/t Ag, 5 percent Pb, and 20 percent Fe. In some parts of La Encantada area, within oxide concentrations and in some bedded replacement zones, the economic minerals may reach grades of about 1,150 g/t Ag, 20 percent Pb and 30 percent Fe (Mantos at underground levels 710 and 720).

Figure 11-3 shows typical sulfides mineralization (massive Zn/Pb/Ag at the La Morena deposit, underground Level 1635.

Primary sulfides at the Milagros stockwork zone show typical grades of 4.5 percent Zn, 1.0 percent Pb and 50 g/t Ag.


AREA LA PRIETA
AREA SAN FRANCISCO
AREA SAN JAVIER
AREA LA ESCALERA
C. CURA
MANTOS 560
Nv. 635
OJUELAS
SKN
TGD
FM. LA PENA
FM. CUPIDO
1600
TEL MILAGRO
CUERPO BONANZA
FM. AURORA
Nv. 790
1500
Elev. 1450
Ag: 300 g/t
12% Pb
SCALE 0 100 200 400 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig11-1.dwg

FIGURE 11-1
REPRESENTATIVE LONGITUDINAL SECTION



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 11-2<br>HIGH GRADE Ag-Pb at CHICOTON | Jun/2007 |
| Project No. 567 | Project Name<br>La Encantada Mine | | Drawing Name<br>11-2.cdr |



| Prepared by<br>pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | Drawing Provided by/Prepared for<br>*FIRST MAJESTIC SILVER Corp.* | FIGURE 11-3<br>LA MORENA SULFIDES | Date of Issue<br>Jun/2007 |
|---|---|---|---|
| Project No.<br>70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig.11-3.cdr |

# 12.0 EXPLORATION

## 12.1 *Introduction*

La Encantada Silver Mine has been subjected to exploration programs from its discovery in the 1950s, by prospectors in the early stages and by Peñoles since the late 1960s to 2003. FMS has initiated an aggressive program of exploration based on Peñoles incomplete program. Peñoles exploration program was designed to identify large tonnage targets, such as La Prieta, La Escondida and El Plomo mineralized breccia pipes, while other mineral concentrations of medium and small volume were left unmined.

FMS is focusing exploration efforts on large volume targets while mining small to medium size volume mineral concentrations that were left within access along the workings. Many of these areas may represent mineral concentrations of 10,000 to 100,000 tonnes of high grade ores, such as Bonanza, Milagros and San Javier at Level 790 in the northeast part of La Encantada mine. Other exploration targets are the San Francisco bedded deposits and the Azul y Oro breccia zone and associated veins.

## 12.2 *Exploration Programs*

Key geologic features for exploration at La Encantada are lithologic (interbedded limestones and dolomites), structural (NW and NE fault intersections), and associations with intrusive rocks. Therefore, all exploration programs are based on identification of these geologic characteristics.

The most important mineral concentrations known to date have been La Prieta, La Escondia and El Plomo breccia pipes. These deposits represented volumes with 1.0 to 2.0 Mt. These have been mostly exhausted, although some oxidized minerals were left unmined at the bottom of La Prieta deposit. These mineral concentrations generally grade about 400g/t Ag, 5.00 percent Pb and 20 percent Fe.

Bedded concentrations were found to be associated with the breccia pipe zones at the underground levels 710 and 720. They generally held high grade mineralization, which typically were about 1,150 g/t Ag and 20 percent Pb. These deposits generally represented volumes with 20,000 to 50,000 t and occasionally up to 0.50Mt.

In the skarn area, near the granodiorite intrusive, the mineralized stockwork with primary sulfides shows typical grades of 4.5 percent Zn, 1.0 percent Pb and 50g/t Ag.

FMS's program of exploration is designed to investigate the Milagros and San Javier breccia zones, as well as the San Francisco bedded deposits and the Bonanza area where numerous veins occur associated with the Bonanza dike. The La Escalera breccia zone appears to be a significant target for exploration.

### 12.2.1 Geophysical Exploration

In May 1994 Peñoles carried out an air magnetic survey that located 4 magnetic anomalies that may be related to intrusive stocks. They appear to indicate the major mineralized breccia pipe zones such as La Prieta and the San Javier / Milagros zone. Other anomalous zones have not been investigated. These were programmed for drilling but were not investigated. FMS has incorporated programs to drill these targets from underground and surface access sites, including Anomaly B to be drilled during the second half of 2007.

### 12.2.2 Geochemical Exploration

In 1987 Peñoles supported a geochemical and isotopic study to investigate the La Escalera area at the northeast portion of the district. This study was based on sampling calcites from veinlets, stockwork and outcrops.

This study's conclusions were that the La Encantada is a high-temperature, carbonate hosted, intrusive-centered deposit with oxidized mineralization in chimneys and mantos hosted by Cretaceous rocks. Other similar deposits in northern México include Naica, Santa Eulalia, Mapimí, Velardeña, San Martín and Concepción del Oro.

This study also concluded that the surface expression of these deposits consists of calcite stockworks and veinlets with iron and manganese.

The geochemical signature with Pb/As and Pb/Sb ratios at La Encantada indicated that La Escalera area maybe a similar deposit as that of La Prieta at a higher elevation or deeper into the rock column. La Prieta outcropped at about 1,800m, while La Escalera appears to be located under rocks that reach an elevation of 2,300m. FMS exploration includes an aggressive program of drift rehabilitation, additional drifting and drilling to explore the La Escalera zone.

## 12.3 *Drilling*

Drilling programs at La Encantada have been limited since the best exploration results may have been obtained through underground development. Additionally, topographic conditions at the mine and irregular morphology of mineral concentrations make it difficult to plan for drilling. Therefore, drilling from underground sites and mine workings have proven to be the most effective combination for exploration at La Encantada.

No drilling has been carried out at La Encantada since 2002 when Peñoles decided to shut down the operation. Desmín efforts were focused on mine production from 2003 to November 2006, when FMS took control of the mine and company. FMS is preparing an underground drilling program to investigate several targets.


Anomalia A
B
San Javier
La Prieta
C
D
10000 N
3139000
739000
10000 E
0
20 Km
MAGNETOMETRIA AEREA
MINA LA ENCANTADA
INTENSIDAD MAGNETICA TOTAL
(Peñoles Mayo/1994)
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
2-1.cdr

FIGURE 12-1
MAGNETIC ANOMALIES

### 12.3.1 Exploration Drilling

FMS exploration activities for La Encantada mine include, apart from the planned drill program, an aggressive underground exploration development for access to areas of geologic interest and for preparation of drill sites. This program, scheduled for the second semester of 2007, consists of a total underground development of 3,720m including drifts, crosscuts, raises, ramps and stopes development.

Details of this program are included in Table 12-1, total underground development al La Encantada for the 2nd half of 2007.

**TABLE 12-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**Exploration Program of Underground Development**

| Development Meters | Levels | Areas in the mine |
|---|---|---|
| 862 | 2035, 1850, 1870, 1790. | Crosscuts: Curva, Núcleo, Bonanza, 220, 495. Raises: Various. Stopes: 100. Ramp:346NE. |
| 920 | 1970, 1940, 1930, 1910, 1840, 1672. | Crosscuts and Stopes: Bonanza, Milagros, San Francisco, 144, Various. |
| 1,400 | 1900, 1710 - 1715, 1672, 1635, 1631. | Crosscuts: Bonanza, Traza Ojitos, Roca Roquita, Zona Prieta.Ramps: 165N, Polvorín. |
| 540 | 1870 | Drifts: San Francisco, Azul y Oro. Stopes: San Francisco. |
| 1,000 | 1900, 1880, 1870, 1840, 1790, 1710, 1672, 1660, 1635. | Crosscuts: Various. Ramps: Various. |
| 4,722 | | Exploration development at La Encantada Mine. |

The FMS exploration program for La Encantada includes an aggressive underground and drilling plan that has a high probability of success given the geological conditions of the mineralization at the mine. In PAH's opinion the combination of direct exploration methods, drilling and underground development represent a good balance for exploration at La Encantada. The program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increased increment to the resource base and a higher level of reserves for the mine. In PAH's opinion, FMS exploration program at La Encantada represents an aggressive exploration program with a high probability of success, which would lengthen the mine's life.

## 13.0 DRILLING

FMS has not carried out drilling at La Encantada as yet. FMS is in the process of contracting a drilling company to develop an aggressive drilling program from surface and from underground sites.

FMS has prepared a drilling program which initially will be from underground stations. A drill program from surface is planned later after surface mapping is completed and targets are defined. Table 13-1 lists the drilling program for the second half of 2007.

TABLE 13-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Mine
Underground Drilling Program, Second Semester 2007

| | | | | Level 790 Crosscut 100 |
|---|---|---|---|---|
| Drill Hole | Strike | Length, m | Inclination | TARGET |
| Az y oro 790-1 | S 05 W | 200 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro 790-2 | S 15 E | 150 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro 790-3 | S 40 E | 145 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro 790-4 | N 65 W | 100 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro790-5 | N 30 W | 100 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro 790-6 | N 03 E | 100 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Subotal | | 795 | Meters | |
| | | | | Level 790 Crosscut 100 |
| Bx. Esc. 790-1 | N 15 E | 120 | Horizontal | Explore Brecha La Escalera |
| Bx. Esc. 790-2 | N 50 E | 250 | Horizontal | |
| Bx. Esc. 790-3 | ESTE | 250 | Horizontal | Explore Brecha La Escalera |
| Bx. Esc. 790-4 | S 65 E | 200 | Horizontal | |
| Bx. Esc. 790-5 | SUR | 100 | Horizontal | Explore Brecha La Escalera |
| Bx. Esc. 790-6 | S 45 W | 200 | Horizontal | |
| Subtotal | | 1120 | Meters | |
| | | | | Level 850 Ramp 346 |
| Anomalia B-1 | N 65 E | 300 | Horizontal | Explore Anomaly B |
| Anomalia B-2 | N 45 E | 300 | Horizontal | Explore Anomaly B |
| Subtotal | | 600 | Meters | |
| | | | | Level 621 |
| 621-1 | W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| 621-2 | S 63 W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| 621-3 | S 35 W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| Subtotal | | 300 | Meters | |
| | | | | Level 631 |
| 631-1 | N 85 E | 100 | Horizontal | Test projections of Cuerpo Ojuelas to the East |
| 631-2 | S 70 E | 110 | Horizontal | Test projections of Cuerpo Ojuelas to the East |
| 631-3 | S 40 E | 150 | Horizontal | Test projections of Cuerpo Ojuelas to the East |
| 631-4 | S 32 W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| 631-5 | S 15 W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| Subtotal | | 560 | Meters | |
| TOTAL | | 3375 | Meters | |

FMS drilling program for second semester of 2007 includes 3,375 meters in 22 underground drill holes. This program is distributed as follows:

- Breccia Azul y Oro, 6 dh, 795m
- Breccia La Escalera, 6 dh, 1,120m

- Anomaly B, 2 dh, 600m
- Cuerpo 660W, 3 dh, 300m, and
- Cuerpo 660E and Ojuela, 5 dh, 560m.

Figure 13-1 shows the drilling program for Breccias Azul y Oro and La Escalera.

Figure 13-2 shows the drilling program for Anomalia B.

Figure 13-3 shows the drilling program for Cuerpo 660 W.

Figure 13-4 shows the drilling program for Cuerpo 660 E and Ojuela.

PAH believes that this drilling program from underground workings, in combination with underground development, appropriate and well designed to explore promising targets. Geologic potential exists to discover additional mineralized zones along the development workings. Estimated budget for this program is included in Section 22 of this Report - Recommendations.


AREA SAN JAVIER
NIVEL 1790 CRO 100
BRECHA LA ESCALERA
VETA AZUL Y ORO
TRAZA VETA AZUL Y ORO
AREA SAN FRANCISCO
BARRENOS DE EXPLORACION PROGRAMADOS
BARRENOS DE EXPLORACION PROGRAMADOS
OBRAS DE EXPLORACION PROGRAMADAS
AREA ALTO DE FALLA MARIA ISABEL
AREA LA PRIETA
SCALE 0 150 300 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg
FIGURE 13-1
LA ESCALERA and AZUL Y ORO

12100 N
12000 N
11900 N
11800 N
11700 N
11600 N
11500 N
800 MTS BARRENACION
NIVEL 1850
ANOMALIA B
BARRENO N 35 W 400 MTS HRZ
BARRENO N 40 W 400 MTS HRZ
N
11300 E
11400 E
11500 E
11600 E
11700 E
11800 E
11900 E
12000 E
12100 E
12200 E


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Encantada Mine

FIGURE 13-2
DRILLING PROGRAM
ANOMALIA B

Date of Issue
Jun/2007

Drawing Name
Fig13-2.dwg


CPO. 660
10250 N
10200 N
10150 N
10100 N
9950 E
10000 E
10050 E
10100 E
10150 E
10200 E
AREA INFERIDA DEL CPO.
660 AL PONIENTE
N
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
-3.dwg

FIGURE 13-3
DRILLING PROGRAM
CUERPO 660 W


CPO. 660
10250 N
10200 N
10150 N
10100 N
10050 N
TIRO SAN FCO
AREA BARRENADA
DESDE EL NIVEL 660
AREA INFERIDA DEL
CPO. 660 AL W
AREA INFERIDA DEL
CPO. 660 AL E
9950 E
10000 E
10050 E
10100 E
10150 E
10200 E
10250 E
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig13-4.dwg

FIGURE 13-4
DRILLING PROGRAM
CUERPO 660 E and OJUELA

## 14.0 SAMPLING METHOD AND APPROACH

PAH reviewed La Encantada's sampling program for the preparation of this Technical Report. La Encantada's current sampling team consists of two sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. No core samples are taken at this time at La Encantada.

Exploration sampling for reserve delineation at La Encantada mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings in breccia zones. Sampling crews take channel samples at regular intervals of 2m to 3m, typically with one or several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of 1m or less, along the channel, depending on geologic features.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification.

PAH recommends that sampling procedures include field duplicate samples (for instance, 1 duplicate for every 20 samples) to confirm sample preparation and assaying methods. Figure 14-1 shows channel sample at Bonanza zone. Figure 14-2 shows channel samples at Milagros breccia zone.

Drill hole data provided by Peñoles are locally included in the resource/reserve calculations, and are applied by La Encantada with conservatism. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

The samples are brought into the La Encantada laboratory for preparation and assaying.

PAH's opinion, the channel sampling and methods applied by La Encantada exploration and mining crews, is done carefully and responsibility by well trained samplers. The sampling appears to reconcile with silver / lead production and sales by Minera La Encantada. The channel samples appear to properly represent the mineralization of La Encantada deposits, therefore, they are acceptable for resource and reserve estimates.


511
510

FIGURE 14-1
CHANNEL SAMPLING at BONANZA ZONE

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-1<br>CHANNEL SAMPLING at BONANZA ZONE | Jun/2007 |
| Project No. 70567 | Project Name: La Encantada Mine | | Drawing Name: Fig.14-1.cdr |

FIGURE 14-2
CHANNEL SAMPLING at MILAGROS BRECCIA ZONE

| Prepared by | Drawing Provided by/Prepared for | Date of Issue |
|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | ***FIRST MAJESTIC SILVER Corp.*** | Jun/2007 |
| Project No. 567 | Project Name: La Encantada Mine | Drawing Name: 14-2.cdr |

## 15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

### 15.1 *Sample Preparation*

Channel, exploration, mine development and production, and plant samples are sent to La Encantada's on-site laboratories for chemical analysis of silver, lead, iron, zinc and manganese. Silver assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA). A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams for head samples; and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of $\pm$ 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

### 15.2 *Laboratory Facilities*

PAH notes that the La Encantada laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently conducts about 50 to 60 samples by fire assay and about 120 samples by AA per day, including exploration samples, development samples, and mill samples. Laboratory personnel include five sample prep operators, including one or two on leave, one Chief Chemist/AA and one Assistant Operator in fire assay and AA, one weighing samples and reporting results.

The on-site laboratories consist of two separate buildings for sample preparation and for assaying. The assaying facility includes electric equipment, two crushers, one ball mill and two electric furnaces. Solution samples are analyzed with a Perkins Elmer 2380 Atomic Absorption unit. Recently FMS has established a QC procedure by sending mine samples and/or pulps to an outside laboratory, usually Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 10. FMS intends to establish a QC procedure by checking assays. Drill samples will be duplicated as suggested by PAH, including field duplicates, standard samples and introduction of blank samples. Figure 15-1 shows sample preparation, hand splitting.



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp.<br>Project Name<br>La Encantada Mine | FIGURE 15-1<br>SAMPLE PREP HAND SPLITTING | Jun/2007<br>Drawing Name<br>15-1.cdr |
| Project No. 567 | | | |

## 15.3 *Check Assaying*

To evaluate sample quality control La Encantada personnel performs periodic check analyses on samples. Since November 2006, La Encantada has sent about 10 to 30 samples each month to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. La Encantada has analyzed a total of nine pulp check samples and twelve duplicate samples for the month of March 2007.

Table 15-1 and Figure 15-2 show the assay results and graphs from the La Encantada and comparison to Inspectorate Laboratories, for nine March 2007 pulp samples.

**TABLE 15-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Sample Pulps Check**

| Sample No. | Inspectorate Lab Ag g/tonne | La Encantada Ag g/tonne | Difference % | Sample ID |
|---|---|---|---|---|
| 134411 | 604.30 | 520.00 | 16.2 | M1 |
| 134422 | 461.80 | 390.00 | 18.4 | M2 |
| 134455 | 585.00 | 550.00 | 6.4 | M3 |
| 134466 | 1,409.20 | 1,050.00 | 34.2 | M4 |
| 134478 | 706.90 | 550.00 | 28.5 | M5 |
| 134489 | 1,492.90 | 1,430.00 | 4.4 | M6 |
| 134500 | 432.50 | 400.00 | 8.1 | M7 |
| 134522 | 938.00 | 840.00 | 11.7 | M8 |
| 134533 | 685.80 | 640.00 | 7.2 | M9 |
| | Correlation | 0.97 | | |

Table 15-2 and Figure 15-3 show the assay results and graphs from La Encantada and Inspectorate Laboratories, for twelve duplicate samples corresponding to the month of March 2007.

The pulp samples mineral content range includes assays that vary from 432 to 1,492 g/t Ag. Average correlation coefficient of the silver grades is excellent for the set of samples, at 97 percent, although the difference shows highly conservative assays by the La Encantada lab. PAH believes that the reproducibility of silver grades is reasonable, within acceptable industry practices.

The channel samples reproducibility for silver assays is at a correlation coefficient of 87 percent, with high variable differences of the silver grade. Most sample checks resulted in conservative assays for La Encantada lab. These results may appear to indicate that sample preparation is a critical phase in the assaying of La Encantada samples, which may also be related to the nature of the oxidized mineralization.


1600
1400
1200
1000
800
600
400
200
0
1
2
3
4
5
6
7
8
9
ENSAYES INSPECTORATE
ENSAYES LA ENCANTADA


M6
M4
M8
M9
M1
M5
M3
M2
M7
Series1
Linear (Series1)
Inspectorate
La Encantada

| Prepared by pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | Drawing Provided by/Prepared for *FIRST MAJESTIC SILVER Corp.*<br>Project Name La Encantada Mine | FIGURE 15-2<br>SAMPLE PULP CHECK | Date of Issue Jun/2007<br>Drawing Name Fig15-2.dwg |
|---|---|---|---|
| Project No. 70567 | | | |


1500
1200
900
600
300
0
1
2
3
4
5
6
7
8
9
10
11
12
ENSAYES INSPECTORATE
ENSAYES LA ENCANTADA


M5
M3
M7
M9
M1
M10
M2
M4
M12
M8
M6
M11
Inspectorate
La Encantada
Series1
Linear (Series1)

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 15-3<br>CHANNEL SAMPLE CHECK | Jun/2007 |
| Project No. 70567 | Project Name: La Encantada Mine | | Drawing Name: Fig15-3.dwg |

**TABLE 15-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Channel Sample Check**

| Sample No. | Inspectorate Lab Ag g/tonne | La Encantada Ag g/tonne | Difference % | Sample ID |
|---|---|---|---|---|
| 134901 | 608.90 | 520.00 | 17.1 | M1 |
| 134902 | 511.20 | 390.00 | 31.1 | M2 |
| 134903 | 1,272.80 | 1,020.00 | 24.8 | M3 |
| 134905 | 564.50 | 550.00 | 2.6 | M4 |
| 134906 | 1,453.30 | 1,050.00 | 38.4 | M5 |
| 134907 | 294.60 | 550.00 | -46.4 | M6 |
| 134908 | 1,252.40 | 1,430.00 | -12.4 | M7 |
| 134909 | 388.30 | 400.00 | -2.9 | M8 |
| 134911 | 1,048.40 | 840.00 | 24.8 | M9 |
| 134912 | 611.20 | 640.00 | -4.5 | M10 |
| 134917 | 246.50 | 210.00 | 17.4 | M11 |
| 134918 | 493.00 | 760.00 | -35.1 | M12 |
| | Correlation | 0.87 | | |

PAH suggests the implementation of a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples to keep a close control of the assay results.

## 15.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at La Encantada mine, and that most of La Encantada's data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Encantada operation is being conducted by FMS in a reasonable manner consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the deposits mineralization and believes that they may be used with acceptable confidence in the estimation of the mineable reserves.

## 16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Encantada mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine. Peñoles developed and operated La Encantada mine for over 25 years producing over 80 million ounces of silver. Peñoles is one of the leading Mexican mining companies and the world's first silver producer. Peñoles exploration programs are carried out based on state-of-the-art technologies; therefore, La Encantada database appears to have been developed in accordance with industry accepted standards.

FMS is in the process of establishing a systematic procedure to verify data and quality control which has proven effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMS initiated an effective control of La Encantada operations since November 2006 when it took control of the mining operation. La Encantada maintains an active program of assay checks for the production of concentrates at the mine's lab, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 presents a summary of concentrate assays for March and April, 2007 of shipments to MET-MEX Peñoles. This summary presents a comparison of assays by La Encantada and Peñoles.

The coefficient of correlation is excellent for silver, gold and weight. Lead does not correlate due to incomplete assay results from both sets of data.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the concentrates produced at La Encantada and shipped to the smelter.

However, PAH recommends adding field duplicate samples, including correlation analysis of results of duplicate checks. PAH's conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable reserves.

TABLE 18-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Mine
Concentrate Assay Comparison for March, April, 2007

First Majestic Silver Corp. (Desmin)

| Shipment No. | Weight (Tonnes) | Assays Gold g/Tonne | Assays Silver Kg/Tonne | Assays Lead % | Content Gold Kg | Content Silver Kg | Content Lead Kg |
|---|---|---|---|---|---|---|---|
| DES-20-07 | 33.734 | 0.200 | 5.250 | NO REP. | 0.007 | 177.104 | 0.000 |
| DES-21-07 | 32.287 | 0.200 | 15.210 | 15.580 | 0.006 | 491.085 | 5,030.315 |
| DES-22-07 | 31.335 | 0.200 | 12.690 | 16.020 | 0.006 | 397.641 | 5,019.867 |
| DES-23-07 | 28.301 | 0.200 | 10.300 | 12.880 | 0.006 | 291.500 | 3,645.169 |
| DES-24-07 | 30.670 | 0.200 | 13.300 | 14.270 | 0.006 | 407.911 | 4,376.609 |
| DES-25-07 | 31.658 | 0.200 | 9.600 | 10.850 | 0.006 | 303.917 | 3,434.893 |
| DES-26-07 | 32.717 | 0.200 | 15.800 | 19.740 | 0.007 | 516.929 | 6,458.336 |
| DES-27-07 | 30.971 | 0.200 | 10.400 | 14.730 | 0.006 | 322.098 | 4,562.028 |
| DES-28-07 | 32.090 | 0.200 | 4.950 | 9.420 | 0.006 | 158.846 | 3,022.878 |
| DES-29-07 | 33.763 | 0.200 | 4.027 | 13.230 | 0.007 | 135.964 | 4,466.845 |
| DES-30-07 | 33.367 | 0.200 | 3.690 | 11.700 | 0.007 | 123.124 | 3,903.939 |
| DES-15-07 | 31.119 | 0.200 | 5.940 | 0.000 | 0.006 | 184.847 | 0.000 |
| DES-16-07 | 29.563 | 0.200 | 5.980 | 0.000 | 0.006 | 176.787 | 0.000 |
| DES-17-07 | 32.456 | 0.200 | 4.760 | 0.000 | 0.006 | 154.491 | 0.000 |
| DES-18-07 | 33.486 | 0.200 | 5.050 | 0.000 | 0.007 | 169.104 | 0.000 |
| DES-19-07 | 32.326 | 0.200 | 4.710 | 0.000 | 0.006 | 152.255 | 0.000 |
| Total | 509.843 | 3.200 | 131.657 | 138.420 | 0.102 | 4,163.602 | 43,920.878 |
| Correlations | 0.94 | 1.00 | 1.00 | 0.03 | 0.94 | 1.00 | 0.04 |

MET - MEX Peñoles

| Shipment No. | Weight (Tonnes) | Assays Gold g/Tonne | Assays Silver Kg/Tonne | Assays Lead % | Content Gold Kg | Content Silver Kg | Content Lead Kg |
|---|---|---|---|---|---|---|---|
| DES-20-07 | 34.273 | 0.200 | 5.124 | 12.360 | 0.007 | 175.615 | 4,236.138 |
| DES-21-07 | 32.535 | 0.200 | 15.035 | 15.420 | 0.007 | 489.170 | 5,016.858 |
| DES-22-07 | 31.453 | 0.200 | 12.668 | 0.000 | 0.006 | 398.452 | 0.000 |
| DES-23-07 | 28.463 | 0.200 | 10.376 | 0.000 | 0.006 | 295.327 | 0.000 |
| DES-24-07 | 30.751 | 0.200 | 13.220 | 0.000 | 0.006 | 406.522 | 0.000 |
| DES-25-07 | 31.915 | 0.200 | 9.386 | 0.000 | 0.006 | 299.550 | 0.000 |
| DES-26-07 | 33.242 | 0.200 | 15.792 | 19.230 | 0.007 | 524.948 | 6,392.512 |
| DES-27-07 | 32.176 | 0.200 | 10.817 | 15.060 | 0.006 | 348.065 | 4,845.731 |
| DES-28-07 | 32.534 | 0.200 | 4.930 | 11.300 | 0.007 | 160.405 | 3,676.352 |
| DES-29-07 | 33.893 | 0.200 | 4.087 | 13.710 | 0.007 | 138.538 | 4,646.793 |
| DES-30-07 | 33.515 | 0.200 | 3.689 | 13.300 | 0.007 | 123.631 | 4,457.472 |
| DES-15-07 | 31.105 | 0.200 | 5.789 | 6.150 | 0.006 | 180.078 | 1,912.982 |
| DES-16-07 | 31.564 | 0.200 | 5.884 | 9.520 | 0.006 | 185.708 | 3,004.855 |
| DES-17-07 | 32.868 | 0.200 | 4.786 | 11.130 | 0.007 | 157.301 | 3,658.208 |
| DES-18-07 | 33.183 | 0.200 | 5.067 | 12.640 | 0.007 | 168.143 | 4,194.331 |
| DES-19-07 | 32.662 | 0.200 | 4.641 | 9.540 | 0.007 | 151.593 | 3,115.908 |
| Total | 516.132 | 3.200 | 131.292 | 149.360 | 0.103 | 4,203.047 | 49,158.142 |
| Correlations | | | | | | | |



Assay Comparison of Silver
Grade (Kg/Tonne)
18
16
14
12
10
8
6
4
2
0
DES-20-07
DES-21-07
DES-22-07
DES-23-07
DES-24-07
DES-25-07
DES-26-07
DES-27-07
DES-28-07
DES-29-07
DES-30-07
DES-15-07
DES-16-07
DES-17-07
DES-18-07
DES-19-07
Shipments Mar+Apr 2007
FMS Silver Assay
Penoles Silver Assay

## 17.0 ADJACENT PROPERTIES

No adjacent properties exist within the surrounding area of La Encantada. El Plomo mine was operated as an independent mine for a period of time during the early stages of La Encantada development; however, around 1983 it was purchased by Minera La Encantada and it is has been part of La Encantada mine since then. Underground developments of La Encantada and El Plomo were connected and established as one underground system. No other mine exists nearby the La Encantada area.

La Encantada mine is located at about 100km from the cities of Ocampo and Músquiz, Coahuila.

La Encantada housing facilities include 180 single family houses, events center, hotel and three restaurants, sport facilities for soccer, squash and bowling, apart from the administration offices and warehouses, etc.

FMS has consolidated ownership of the La Encantada mine area by acquiring all mining claims and concessions around the property. Surface rights have also been acquired by La Encantada from the local "Ejido" (land community) under expropriation proceedings in accordance with the Mining Laws.

## 18.0 METALLURGICAL TESTING AND MINERAL PROCESSING

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

- Argentite ($Ag_2S$)
- Acanthite ($Ag_2S$)
- Cerrussite ($PbCO_3$)

The gangue is principally limestone and hematite with minor amounts of quartz, manganese, zinc, and tin.

The ore is relatively soft and friable making for easy crushing and grinding. The ore processing method consists of crushing and grinding followed by two sequential flotation steps, the first consists of sulfide mineral flotation and the second is oxide mineral flotation. The reason for floating the ore in two stages is because the reagents used for oxide flotation are detrimental to sulfide flotation. Recoveries are poor, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock.

Metallurgical testwork is in progress in the following two areas:

- Flotation of current and future ore: the results are about the same as that of the plant.

- Cyanide leaching of the flotation tails, both old and new material: preliminary silver recovery after cyanidation is about 48 percent. Bulk testing is anticipated to take place at FMS's La Parrilla Silver Mine in Durango.

# 19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Encantada uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral resources and reserves. FMS has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by the company. FMS has reviewed and calculated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates. FMS assumed control of La Encantada Silver Mine operation from November 2006. This estimate is also the basis for designing exploration programs for the mine. This resource / reserve calculation has been estimated as of May 31, 2007.

## 19.1 *Introduction*

Peñoles estimated proven and probable reserves, as of December 2002, amounted to 484,857 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. No cutoff grade was reported. The estimated reserves were included in the deposits of: Bonanza, El Milagro, Estructuras Irregulares Bonanza, Estructuras Irregulares San Javier, Breccia San Javier, Ojuelas, San Francisco, and Azul y Oro deposits.

Following this estimate, Peñoles suspended operations at La Encantada. Desmín contracted La Encantada from Peñoles including all equipment, mine and plant, as well as all established infrastructure, mine, dumps, tailings, etc. to continue the mining operations under a royalty agreement and with the obligation to ship all mineral concentrates to Peñoles' MET-MEX smelter at Torreón, Coahuila.

Desmín operated La Encantada mine from September 2003 to November 2006, when FMS purchased Desmín giving FMS operating control over the mine. In March 2007 FMS purchased Minera La Encantada, S.A. de C.V. (a wholly owned subsidiary of Peñoles), which included all mining rights and ownership of La Encantada. During the period September 2003 to November 2006, Desmín mined and processed 344,630 tonnes of ore from Peñoles reserves at Bonanza, Estructuras Irregulares Bonanza, Breccia San Javier and San Francisco areas. Desmín also delineated other areas of reserves and part of its production was extracted from other areas not included in the Peñoles reserve estimates. During this period Desmín production resulted in an average grade of 401 g/tonne silver, with sales of 83,921kg of silver (2,698,122 ounces of silver), for a global estimated recovery of about 61 percent.

FMS has initiated exploration programs based on drifting and channel sampling. The Peñoles reported reserve or resource blocks are a primary target for confirmation and exploration by FMS, as well as other promising areas of reserves.

## 19.2 *Methodology*

La Encantada mine reserve and resource blocks are located in numerous parts of the mine. Mineralization at La Encantada appears to be controlled by general geologic features, such as:

- Calcareous rocks with interbedded favorable dolomitic strata. These are represented by the Aurora Formation with local thickness of about 450m.
- Intersections of NW and NE fault and fracture zones.
- Breccia zones cemented by calcite and aragonite.
- Oxidized mineralization with Fe and Mn.
- Intrusive rocks, such as stocks, dikes, sills, etc., and
- Karstic breccia zones.

Under this diverse geologic environment, the resource and reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the mineralized zones. The reserve tonnage and grade are based largely on channel samples, with some influence from Peñoles drill core samples. Reserve blocks range in length according to variable extensions of breccia or mineralized zones, and are from 50 to 150 meters in length along the mineralized structures. The resource and reserve blocks are developed by drifting across breccia zones and structures. Proven reserve blocks are projected up to 15 meters from the drift in which the channel samples were taken, and probable blocks extending another 15 meters beyond the proven blocks.

All tunnels, drifts and access development headings are regularly surveyed by La Encantada staff. The mineralized zones are subdivided into vertical sections through the multiple horizontal levels, such that each vertical section has 10 meter horizontal separation from the immediately adjacent sections. For reserve estimation, the cross sectional area of mineralization is drawn on each of these 10-meter spaced sections using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone extending 5 meters on either side of the section. The density factor (specific gravity) is then input into the calculation and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X 5.6 = tonnes of material.

The density factor used to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Peñoles and by FMS. Numerous samples have been sent to an external lab (Inspectorate Lab) for determination, but results are still pending. La Encantada estimated average density is 2.70.

PAH believes that on average the density for mineralization is reasonable. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor. Table 19-1 shows statistical data on density determinations. Figure 19-1 is a graph representing density determinations.

To estimate the average grade and thickness for each 10-meter section that crosses a reserve block, La Encantada composites all of the sample grades in the drift that occur within 5 meters on either side of


Density
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
0
5
10
15
20
25
30
35
40
Sample no.
3.894
2.340
3.527
2.889
2.755
2.435
2.543
3.579
1.993
1.953
2.654
2.524
1.997
2.121
2.180
2.756
2.165
2.721
2.592
1.952
2.508
2.889
1.927
2.469
2.939
3.500
2.900
2.900
2.900
2.900
3.000
2.900
2.500
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig.19-1.cdr

FIGURE 19-1
LA ENCANTADA
GRAPH DENSITY

the section. La Encantada has determined that the most appropriate filter for grade outliers is to assign a top grade of 1,000 g/tonne Ag to those samples. The total length of samples in the composite is then

**TABLE 19-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Density Statistics**

| ALL SAMPLES | | | Without Outliers -1 | | | Without Outliers -2 | |
|---|---|---|---|---|---|---|---|
| Mean | 2.81 | | Mean | 2.58 | | Mean | 2.66 |
| Minimum | 1.15 | | Minimum | 1.15 | | Minimum | 1.93 |
| Maximum | 6.98 | | Maximum | 3.89 | | Maximum | 3.89 |
| No of samples | 38.00 | | No of samples | 35.00 | | No of samples | 33.00 |
| Standard Dev | 1.02 | | Standard Dev | 0.58 | | Standard Dev | 0.50 |
| Variance | 1.03 | | Variance | 0.34 | | Variance | 0.25 |

divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each reserve block are then determined by combining the tonnes and grade results obtained for each 10-meter section that crosses the block. The resource block tonnes and grade are tabulated by La Encantada personnel on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the mineralized zones for use in the reserve estimate is done with cut-off grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade, in which case La Encantada eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or the drill holes, be used as much as possible in the blocks of reserve and resource estimation.

The reserve blocks estimated by La Encantada are not included within the resource blocks.

In PAH's opinion the reserve and resource block estimates carried out by La Encantada have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves.

## 19.3 *Cutoff Grade Calculation*

For the current (May 31, 2007) reserve, PAH has calculated breakeven cut-off grades for both the underground mine operations and also for the waste dump recovery program. The basic parameters applicable to the calculations for the underground mine cut-off grades are as shown in Table 19-2.

**TABLE 19-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Cutoff Grade Parameters, U/G Mine Only**

| Concepts | | Costs and Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $53.78 (TABLE 25-6 ) |
| COG Silver only (gpt Ag) | | 271 |
| COG + Lead Credits (gpt Ag) | | 262 |
| Mill Silver Recovery | | 64.9% |
| Payable Silver from Smelter | | 95.0% |
| Mill Lead Recovery | | 11.7% |
| Payable Lead from Smelter | | 63.0% |
| Silver Price | | $10/oz |
| Lead Price | | 0.50/lb |
| Monetary Exchange Rate | | $11.046 pesos:$1.00 |

Equating these parameters (U/G mine only), the breakeven cutoff grade for silver ($G_{Ag}$), based solely on silver for the total operating costs and process recoveries anticipated is as follows:

$CM_{Ag}$ = Total Operating Costs/ (Silver price X Mill recovery X Smelter payable metal).

$CM_{Ag}$ = $53.78 per tonne/ ($10 X 0.65 X 0.95) = 8.70 oz Ag per tonne or 271 gpt Ag .

However, there is a small lead contribution for the La Encantada ores. The production of lead in concentrates through the first four months of 2007 was 94.47 tonnes. The calculation for the lead contribution is as follows:

Revenues for Mine from lead (R) = Lbs lead in concentrates X 63 percent payable by smelter X $0.50 per lb.

R = 94.47 t X 2204 lbs/t X 0.63 X $0.50

R = $104,100

R / tonne mined = $104,100/ 35,016 t = $2.97/t.

The silver equivalent of lead contribution = $2.97/ $10 = 0.30 oz or 9.0 g Ag/ tonne.

The adjusted mine cutoff grade ($CM_{Ag}$) is then 271 gpt Ag – 9 gpt Ag = 262 gpt Ag per tonne.

The basic parameters used for the cutoff grade calculations for the recovery of dump materials are shown in Table 19-3.

**TABLE 19-3**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Cutoff Grade Parameters, Dump Recovery Only**

| Concepts | | Costs and Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $16.10 (TABLE 25-7 ) |
| COG Silver only (gpt) | | 105 |
| COG + Lead Credits (gpt) | | 103 |
| Mill Silver Recovery | | 50.0% |
| Payable Silver from Smelter | | 95.0% |
| Mill Lead Recovery | | 6.0% |
| Payable Lead from Smelter | | 40.0% |
| Silver Price | | $10/oz |
| Lead Price | | $0.50/lb |
| Monetary Exchange Rate | | $11.046 pesos : $1.00 |

Equating these parameters (Dumps Only), the breakeven cutoff grade for the mining and processing of the in-situ dumps, based solely on silver for the total operating costs and process recoveries anticipated is as follows:

$CD_{Ag}$ = Total operating costs/ (Silver price X Mill recovery X Smelter payable metal).

$CD_{Ag}$ = \$16.10 per tonne/ (\$10 X 0.50 X 0.95) = 3.39 oz Ag per tonne or 105 gpt Ag

A lead contribution is also applicable for the recovery of dump material. About 29.11 tonnes of lead were contained in the concentrates from dump material during the first four months of 2007. The calculation of the lead contribution is as follows:

Revenues for Mine from lead (R) = Lbs lead in concentrates X 40 percent payable by smelter X $0.50 per lb.

R = 29.11 t X 2204 lbs/t X 0.40 X $0.50

R= $12,800

R / tonne mined = $12,800/ 27,950 = $0.50/t.

The silver equivalent of lead contribution = $0.46/ $10 = 0.05 oz or about 2.0 g Ag/ tonne.

The adjusted Dump Recovery cutoff grade ($CD_{Ag}$) is then 105 gpt Ag – 2 gpt Ag = 103 gpt Ag per tonne.

## 19.4 *Reserve Estimates*

PAH has reviewed La Encantada reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable reserves for the following deposits:

- Breccia Milagros
- Azul y Oro
- Breccia Keylor
- Cuerpo 660
- Mantos 314
- Breccia Chicotón
- Cedritos
- Cola Gallo
- Ojuelas
- San Javier
- La Morena, and
- San Francisco

The total "in-situ" diluted reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.634 million tonnes averaging 403 grams per tonne silver and 1.93 percent lead, for a total of 8.4 million contained ounces of silver of lead credit. As discussed previously in the calculation methodology section, the proven ore category has been projected up to 15 meters from the drift sample data, while the probable ore category is projected another 15 meters beyond the proven ore.

Table 19-4 presents a summary of La Encantada proven and probable reserves.

Figures 19-2 to 19-11 show cross sections and plan view of some of the different reserve and resource areas at La Encantada mine.

La Encantada deposits occur in breccia zones and faults or fracturing intersections that make wide and irregular deposits. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A MAYO 2007

| MEDIDO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 01 | 186,883 | 432 | | |
| BX-M 10 | 218,295 | 167 | | |
| TOTAL | 405,178 | 289 | - | - |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A MAYO 2007

| PROBADO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 03 | 66,744 | 432 | | |
| BX-M 04 | 66,744 | 432 | | |
| BX-M 06 | 46,049 | 307 | 3.34 | 1.70 |
| BX-M 07 | 59,778 | 225 | 1.39 | 0.70 |
| BX-M 08 | 43,659 | 167 | | |
| Sub-total | 282,974 | 327 | 0.84 | 0.42 |

| PROBABLE | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 02 | 66,744 | 432 | | |
| BX-M 05 | 48,859 | 399 | 0.88 | 0.45 |
| BX-M 09 | 43,659 | 167 | | |
| Sub-total | 159,262 | 349 | 0.27 | 0.14 |

| PROB + PROBL. | 442,236 | 335 | 0.63 | 0.32 |
|---|---|---|---|---|



BX-M 10
BX-M 09
BX-M 08
N 1735
BX-M 07
N 1715
BX-M 06
BX-M 05
BX-M 04
N 1672
BX-M 03
BX-M 02
BX-M 01




1200 N
1300 N
11100 E
11150 E
A
A'
N
N 1735
N 1715
N 1672


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-2<br>BRECHA MILAGROS RESERVES | Jun/2007 |
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig19-2.dwg |



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig19-3.dwg


FIGURE 19-3
AZUL Y ORO RESERVES AND RESOURCES



FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A MAYO 2007

| MEDIDO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-C 07 | 10,810 26 | 539 | 6.14 | 1.38 |
| TOTAL | 10,810 | 539 | 6.14 | 1.38 |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A MAYO 2007

| PROBADO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-C 02 | 5,419 | 1,318 | 4.90 | 3.62 |
| BX-C 03 | 4,334 | 1,318 | 4.90 | 3.62 |
| BX-C 04 | 3,991 | 539 | 5.14 | 1.38 |
| BX-C 05 | 10,810 | 539 | 5.14 | 1.38 |
| Sub-total | 24,554 | 848 | 5.05 | 2.27 |

| PROBABLE | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-C 01 | 5418 83 | 1,318 | 4.90 | 3.62 |
| BX-C 06 | 10810 26 | 539 | 5.14 | 1.38 |
| Sub-total | 16,229 | 799 | 5.06 | 2.13 |
| PROB + PROBL. | 40,783 | 829 | 5.05 | 2.21 |

BX-C 07
BX-C 06
BX-C 05
BX-C 04
LABRADO
BX-C 03
RAMPA 160
BX-C 02
BX-C 01
N- 1880
N- 1870
N- 1860
N- 1850
N- 1840
N- 1830



10950-E
11000-E
11150-N
11100-N
11050-N
RPA. KEYLOR

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-4<br>BRECCIA KEYLOR RESERVES | Jun/2007 |
| Project No. 70567 | Project Name: La Encantada Mine | | Drawing Name: Fig19-4.dwg |



CU-660-13,-51°
CU-635-1,-0°
1635
1631
LP-635-2,-0°
CU-660-14,-51°
CU-660-11,-80°
LP-635-1,-0°
1621
CU-660-13,51°
CU-660-14,-51°
CU-660-11,80°
CU-635-1,0°
1635
LP-635-2,-0°
LP-635-1,-0°
1631
1621
CU-660-13,-51°
CU-660-14,-51°
CU-660-11,-51°
CU-660-1,-0°
LP-635-2,-0°
LP-635-1,-0°
1621
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
FIGURE 19-5
CUERPO 660
Date of Issue
Jun/2007
Drawing Name
Fig19-5.dwg


M - 01
N - 1672


RPA. 307
RPA. 314
11000 E
RPA. 261
RPA. 261
11300 N

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-6<br>MANTOS - 314 RESERVES | Jun/2007 |
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig19-6.dwg |


CH - 01
CH - 01
11150 N


11000 E
11050 E
11150 N
11100 N



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-7<br>CHICOTON RESERVES | Jun/2007 |
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig19-7.dwg |


CG - 02
N - 1870
C - 02
CG - 01
N - 1860
C - 01


11000 - E
CRO. 161 - NE
CRO. 163 - NE
COLA DEL GALLO
CRO. 189 - NE
130 M2
55 M2
CRO. 174 - NW
CEDRITO
CRO. 162 - NE
11050 - E
11150 - N
11200 - N

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-8<br>EL GALLO RESERVES | Jun/2007 |
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig19-8.dwg |

**FIRST MAJESTIC SILVER CORP**
**UNIDAD LA ENCANTADA**
**RESERVAS A MAYO 2007**

| PROBADO | ANCHO | T.M. | Ag g/t | Pb % |
|---|---|---|---|---|
| OJ-E-01 | 1.32 | 10,009 | 405 | 4.97 |

| PROBABLE | | T.M. | Ag g/t | Pb % |
|---|---|---|---|---|
| OJ-E 02 | 1.32 | 10,009 | 405 | 4.97 |

| PROB + PROBL. | | 20,017 | 405 | 4.97 |
|---|---|---|---|---|


OJ-E 01
N - 1631
OJ-E 02


SE ESTA CONSIDERANDO
10 MTS A RUMBO DEL
ECHADO PARA EL BLOCK
OJ-02
10200 N
10150 N
AREA 1
AREA 2
AREA 3
10250 E
10200 E

| Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for FIRST MAJESTIC SILVER Corp. | FIGURE 19-9 OJUELAS EAST RESERVES | Date of Issue Jun/2007 |
|---|---|---|---|
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig19-9.dwg |



FTE. 274-W
N - 1735
N - 1725
N - 1715
BX-SJ 01
N - 1672
CRO. 183-W
N - 1662
N - 1635
CRO. 240-E
FTE. 226-S
NIVEL DE ACARREO
N - 1600
L. R. 11200 - N
11250 - N
11200 - N
11050 - E
BX-SJ 02
BX-SJ 01
11050 - E


FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A MAYO 2007

| MEDIDO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-SJ 01 | 1,015,030 | 86 | 0.57 | 0.76 |
| | | | | |
| | | | | |
| TOTAL | 1,015,030 | 86 | 0.57 | 0.76 |

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-10<br>SAN JAVIER RESERVES | Jun/2007 |
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig19-10.dwg |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A MAYO 2007

| MEDIDO | T.M | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| MOR-01 | 146,036 | 70 | 0.94 | 4.26 |
| MOR-02 | 58,658 | 61 | 0.79 | 4.07 |
| MOR-03 | 36,607 | 53 | 0.34 | 3.82 |
| MOR-04 | 22,309 | 65 | 0.19 | 4.02 |
| TOTAL | 263,810 | 65 | 0.76 | 4.14 |



N 1645
MOR-04
N 1631
MOR-03
N 1621
MOR-02
N 1611
MOR-01


10200 N
10150 N
10000 E
10050 E
10100 E
N 1645
N 1631
N 1621
N 1611

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada Mine

FIGURE 19-11
LA MORENA RESERVES

Date of Issue
Jun/2007

Drawing Name
Fig19-11.dwg

TABLE 19-4
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mineral Reserves Prepared by FMS, Reviewd by PAH. As of May 31, 2007 (1)

Total Proven Reserves (3)

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
|---|---|---|---|---|---|---|---|---|
| La Encantada | Reserves | | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| Breccia Milagros | Proven | 282,974 | Variable > 2.00 | 327 | 0.84 | 0.42 | 2,974,897 | 3,056,778 |
| Azul y Oro | Proven | 15,567 | 2.69 | 464 | 0.19 | 0.54 | 232,228 | 236,732 |
| Breccia Keylor | Proven | 24,544 | 3.40 | 816 | 4.88 | 2.18 | 643,912 | 651,014 |
| Cuerpo 660 E | Proven | 15,313 | 2.00 | 352 | 4.44 | 2.25 | 173,298 | 177,729 |
| Mantos 314 | Proven | 5,589 | 4.58 | 2,423 | 27.10 | 0.00 | 435,390 | 437,007 |
| Chicotón | Proven | 3,402 | 2.55 | 1,114 | 20.50 | 0.00 | 121,846 | 122,830 |
| Cedritos | Proven | 2,970 | 2.62 | 949 | 12.70 | 0.00 | 90,618 | 91,477 |
| Cola Gallo | Proven | 7,020 | 4.66 | 296 | 5.60 | 0.00 | 66,807 | 68,838 |
| TOTAL | Proven | 357,379 | Over 2.00 | 412 | 2.03 | 0.61 | 4,738,995 | 4,842,405 |
| | | | | | | | 4,738,995 | 4,842,405 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered

Total Probable Reserves (3)

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Breccia Milagros | Probable | 159,262 | Variable > 2.00 | 349 | 0.27 | 0.14 | 1,787,597 | 1,833,680 |
| Azul y Oro | Probable | 25,004 | 2.62 | 525 | 1.66 | 0.48 | 422,046 | 429,281 |
| Breccia Keylor | Probable | 16,229 | 3.40 | 770 | 4.90 | 2.05 | 401,766 | 406,462 |
| Cuerpo 660 E | Probable | 75,632 | 2.00 | 352 | 4.44 | 2.25 | 855,932 | 877,817 |
| TOTAL | Probable | 276,127 | Over 2.00 | 391 | 1.81 | 0.86 | 3,467,341 | 3,547,240 |
| | | | | | | | 3,467,341 | 3,547,240 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered

Total Reserves Proven plus Probable (3)

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Total | Proven | 357,379 | Over 2.00 | 412 | 2.03 | 0.61 | 4,738,995 | 4,842,405 |
| Total | Probable | 276,127 | Over 2.00 | 391 | 1.81 | 0.86 | 3,467,341 | 3,547,240 |
| Total Reserves | Proven + Probable | 633,506 | Over 2.00 | 403 | 1.98 | 0.72 | 8,206,336 | 8,389,646 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered

## 19.5 *Resource Estimation*

Resource calculations by FMS at La Encantada are based on projections of the mineralized zones in the underground mine workings, 10m to 15m beyond the areas of reserves for the measured resources, and another 15m beyond the boundaries of the measured resources for the blocks of indicated resources. Inferred resources are estimated by projecting up to 50m beyond the indicated resource block boundaries along mineralized structures, and another 15m beyond the blocks' width. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and it may vary from about 50m up to 150m in length.

La Encantada mineral resource estimates were applied only to adjacent blocks from the estimated reserves. Resource estimates were made for blocks that include only oxidized mineralization, such as the Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and Breccia Keylor deposits. Sulfides mineralization are only estimated in the La Morena deposit. Sulfides are only considered as resources because the processing facilities for the zinc circuit at the plant are currently out of order.

The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

Since FMS is in the process of fully recognizing the mine, identifying reserve and resource blocks indicated by Peñoles and Desmín as previous operators, and exploring additional areas, the estimated mineral resources are considered conservative, since only adjacent blocks are projected from the reserve blocks. Mineralization within the Aurora Formation has shown high probability of occurrence at faults and fracture zone intersections, as well as in association with intrusive rocks, such as dikes, sills and stocks.

Geologic potential still exists within the mine's area to investigate targets that may result in additional resource development for La Encantada. Exploration and full development of breccia zones, such as: Milagros, San Javier, Keylor and Azul y Oro may result in such significant resource development. Other areas that appear to represent significant targets for exploration are breccia La Escalera and the area west of the La Prieta deposit beyond the María Isabel fault. This area appears to be downthrown to the west of La Prieta deposit, which represents the largest known deposit within La Encantada area.

In addition to the reserves, La Encantada has estimated resources in blocks within the following areas:

- Breccia Milagros
- Azul y Oro area
- Breccia Keylor
- Cuerpo 660 E and W, and
- Pilares Peñoles in the Cuerpo 660 area.

Additional inferred resources have been projected in the Azul y Oro and San Javier breccia zones.

PAH has recommended excluding the La Morena sulfides deposit as a measured resource because its main value appears to be based on the zinc content which may not be recovered in existing metallurgical process. Although La Encantada processing plant includes a flotation circuit to recover zinc concentrates, it is not operable at this time.

PAH also recommended excluding some dump material in the measured resources category because its average grade is slightly below cutoff. FMS is in the process of running tests on some of the dumps by pre-screening. This has resulted in recovery of about 40 percent of the silver content in about 22 percent of the tonnage; therefore, the dump materials may become economic ore. When the test is completed and if its results are as projected, then this resource may become a reserve.

FMS is also sampling and running testwork of the tailings. Preliminary sampling indicates they may contain economicly recoverable silver. Metallurgical testwork is in process using cyanide leaching for these tailings.

In the current resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in the value or silver equivalent calculation.

La Encantada estimate of measured and indicated resource blocks as reviewed by PAH, is shown in Table 19-5. The measured and indicated silver resources consist of 1.4 million tonnes averaging 276 grams per tonne silver, for a total content of 12,958,000 ounces of silver. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is net of lead credit, at 9 g/tonne Ag. This estimate is based on the following prices: Ag - $10/oz and Pb - $0.50 / lb.

Table 19-5 is the Measured and Indicated Resource Estimate for La Encantada. PAH notes that these resources are in addition to the previously reported reserve.

La Encantada has estimated additional silver resources at a distance beyond the proven and probable reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other reserve or resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on very widely-spaced drill holes, surface sampling or old surface workings. These resources are presented by La Encantada as inferred resources.

The inferred resources need considerable grade and tonnage information before they can be "proved up" to "mineable reserves." To date, La Encantada has demonstrated a continuity along about 4.0 kilometers of strike length and down dip to about 700 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred resources for La Encantada are presented in the lower portion of Table 19-5

TABLE 19-5
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mineral Resources Prepared by FMS, Reviewd by PAH. As of May 31, 2007 (1)

*Total Measured Resources (3)*

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
|---|---|---|---|---|---|---|---|---|
| RESOURCES | | | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| Breccia Milagros | Measured | 405,178 | Variable > 2.00 | 289 | 0.00 | 0.00 | 3,764,738 | 3,881,979 |
| Azul y Oro | Measured | 86,655 | 3.84 | 437 | 0.30 | 0.50 | 1,217,492 | 1,242,566 |
| Breccia Keylor | Measured | 10,810 | 3.40 | 539 | 5.14 | 1.38 | 187,327 | 190,455 |
| Cuerpo 660 | Measured | 191,960 | Variable > 2.00 | 390 | 4.71 | 0.00 | 2,409,828 | 2,465,373 |
| Cuerpo 660 W | Measured | 111,337 | 16.71 | 405 | 6.46 | 1.94 | 1,449,725 | 1,481,941 |
| Mine Dump No. 10 (5) | Measured Stockpile | 159,875 | Variable > 2.00 | 94 | 0.00 | 0.00 | 483,169 | 529,430 |
| La Morena Sulfides (6) | Measured | 263,610 | Variable > 2.00 | 65 | 0.76 | 4.14 | 550,892 | 627,169 |
| TOTAL | Measured | 1,229,425 | Over 2.00 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| | | | | | | | 10,063,170 | 10,418,913 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb, Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) *Dump stockpile is considered as measured resource* because the average grade is below COG, however with pre-screening may be processed. It requires of additional testing.
(6) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

**Total Indicated Resources (3)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Azul y Oro | Indicated | 79,870 | 3.84 | 437 | 0.30 | 0.50 | 1,122,164 | 1,145,274 |
| Cuerpo 660 (Pilares) | Indicated | 105,445 | Variable > 2.00 | 402 | 4.78 | 0.00 | 1,362,834 | 1,393,348 |
| TOTAL | Indicated | 185,315 | Over 2.00 | 417 | 2.85 | 0.22 | 2,484,998 | 2,538,620 |
| | | | | | | | 2,484,998 | 2,538,620 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) *Silver equivalent includes* Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb, Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.

**Total Resources *Measured plus Indicated* (3)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| TOTAL | Measured | 1,229,425 | Over 2.00 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| TOTAL | Indicated | 185,315 | Over 2.00 | 417 | 2.85 | 0.22 | 2,484,998 | 2,538,620 |
| Total Resources | Measured+Indicated | 1,414,740 | Over 2.00 | 276 | 1.72 | 0.99 | 12,548,168 | 12,957,533 |
| | | | | | | | 12,548,168 | 12,957,533 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb, Pb credit=9 g/tonne-Ag.
(3) *Mining dilution is included at a minimum* mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recuperated.
(5) Dump stockpile is considered as measured resource because the average grade is below COG, however with pre-screening may be processed. It requires of additional testing.
(6) *La Morena sulfides deposit requires of additional metallurgical testwork to prove its* economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

**Total Inferred Resources (3)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Azul y Oro | Inferred | 463,993 | Variable > 2.00 | 413 | 0.48 | 0.37 | 6,161,018 | 6,295,278 |
| Breccia San Javier | Inferred | 1,015,030 | Variable > 2.00 | 105 | 0.57 | 0.78 | 3,426,567 | 3,720,272 |
| TOTAL | Inferred | 1,479,023 | Variable > 2.00 | 202 | 0.54 | 0.65 | 9,587,585 | 10,015,550 |
| | | | | | | | 9,587,585 | 10,015,550 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb, Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) *Zinc is not recovered.*

## 19.6 *Conclusion*

PAH believes that these reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by La Encantada were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 20.0 OTHER RELEVANT DATA AND INFORMATION

La Encantada mine has been in operation for over 25 years. Reported silver production for that period by Peñoles is about 80 million ounces of silver, in addition to significant lead content and minor gold. This production was extracted from about 6 Million tonnes of ore.

Historical mineral concentrations at La Encantada consist of mineralized breccia pipes (chimneys) and metasomatic zones, which typically contain up to 2.0 million tonnes; breccia zones that range up to 1.0 million tonnes; vein deposits that may contain up to 0.5 million tonnes, and mantos or bedded deposits that may hold up to 50,000 tonnes of usually high grade concentrations.

Major underground workings were developed by Peñoles at La Encantada, to connect the various parts of the mine, as well as to explore and mine mineralized zones within the Aurora limestone / dolomite rock formation. These workings extend along a 4km-long mineralized structural zone, with access to mine levels at elevations of from 1535m to about 2300m. These connections are accessible by shafts and ramps.

Through the underground development numerous exploration targets have been projected, identified or discovered.

At the closure of La Encantada mine by Peñoles in June 2002, several exploration targets remained to be investigated. Some of these areas require significant development as well as drilling from underground locations, such as Breccia Milagros, Breccia San Javier, Bonanza zone, Mantos San Francisco, etc. Other longer-term exploration targets may result in discoveries as significant as those previously mined and known areas as La Prieta and La Escondida, such as La Escalera, Ojuela and Cuerpo 660.

Other important areas for future development by FMS are represented by the primary sulfides mineralization located at depth, in proximity to the granodiorite intrusive stocks, such as Cuerpo La Morena, Cuerpos 660 E and W, and Ojuela, which may enhance and extend La Encantada mine life.

In PAH's opinion these are valid and interesting exploration targets.

## 21.0 INTERPRETATION AND CONCLUSIONS

In July 1, 2004 Peñoles awarded a contract to operate La Encantada mine, processing plant, and all included installed facilities to a junior company, Desmín, S.A. de C.V.. Desmín operated the mine and processing plant at a 25 percent capacity until November 1, 2006 when FMS purchased all outstanding shares of Desmín. Subsequently FMS reached an agreement to acquire all outstanding shares of Minera La Encantada, S.A. de C.V. from Peñoles.

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. (Los Angeles). The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed from the period of 1956 to 1963. In 1963 the La Prieta deposit was discovered within the area. Peñoles further explorations at La Encantada resulted in the discovery and development of other mineralized zones, such as the 660, Ojuelas, Escondida, Brecha San Javier, Milagros, and numerous veins.

Recorded production in about 25 years by Minera La Encantada, S.A. de C.V. is about 6.0 million tonnes of ore at an average grade of Ag-418 g/t (13.44 oz/t) and Pb-9.83 percent (over 80 million ounces of silver and about 1.3 billion lbs of lead) until June 2002 when Peñoles shutdown the operation.

La Encantada is located on the eastern flank of a regional anticline within the Sierra Madre Oriental. The area is characterized by a sequence of calcareous rocks with interbedded limestones and dolomites that present favorable environments for mineral replacements. The Cretaceous rocks of the Aurora Formation have been intruded and mineralized by granodiorite intrusive stocks, dikes and sills that created domic structures with localized intense fracturing at the summits.

It appears that the effects caused by the intrusives in the area were mainly characterized by assimilation of the sediments, rather than faulting and major disturbances caused by the uplift. Most of the recognized faults within the area are normal faults with lineaments oriented in N60°-80°E and N30°W directions.

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. The most important mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulphates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides.

La Encantada mineral assemblage occurs within a range of about 435m in vertical extension (2035m to 1600m asl). Below the 1600m elevation, at the La Morena deposit in the SW portion of La Encantada area, primary sulfide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite.

La Encantada mine has been subjected to exploration programs from its discovery by prospectors in the 1950s. Exploration continued in the early stages and then was increased by Peñoles during the period of the late 1960s to 2003. FMS has initiated an aggressive program of exploration based on Peñoles incomplete program.

No drilling has been carried out at La Encantada since 2002 when Peñoles decided to shut down the operation. Desmín efforts were focused in mine production from 2003 to November 2006, when FMS took control of the mine and company. FMS is preparing a drilling program to investigate several targets.

The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada Mine has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven with cross-sectional area of about 3- X 3- meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5- X 5.0- meters in cross-section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh has been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging.

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1710 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD's), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

- Argentite ($Ag_2S$)
- Acanthite ($Ag_2S$)
- Cerrussite ($PbCO_3$)

The ore is relatively soft and friable making for easy crushing and grinding. The ore processing method consists of crushing and grinding followed by two sequential flotation steps, the first consists of sulfide mineral flotation and the second is oxide mineral flotation.

Installed capacity at La Encantada is 800 tpd; however, it is currently operate at about 600 tpd.

Recoveries are poor, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock. As a result of the poor recoveries, some of La Encantada tailings may be amenable to re-processing by different metallurgical methods such as cyanidation.

Peñoles estimated proven and probable reserves as of December 2002 amounted to 484,857 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. No cutoff grade was reported. The estimated reserves were included in the deposits of: Bonanza, El Milagro, Estructuras Irregulares Bonanza, Estructuras Irregulares San Javier, Breccia San Javier, Ojuelas, San Francisco, and Azul y Oro deposits.

FMS has initiated exploration programs based on drifting and channel sampling. Peñoles reported (2002) reserve or resource blocks are a primary target for confirmation and exploration by FMS, as well as other promising areas of reserves.

PAH has reviewed La Encantada reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable reserves for the following deposits:

- Breccia Milagros
- Azul y Oro
- Breccia Keylor
- Cuerpo 660
- Mantos 314
- Breccia Chicotón
- Cedritos
- Cola Gallo
- Ojuelas
- San Javier
- La Morena, and
- San Francisco

The total "in-situ" diluted reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.634 million tonnes averaging 403 grams per tonne silver and 1.93 percent lead, for a total of 8.4 million contained ounces of silver net of lead credit.

In addition to reserves, the La Encantada holds measured and indicated mineral resources that include estimates for the following areas: Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and Breccia Keylor deposits. Sulfide mineralization is only estimated in the La Morena deposit. Sulfides are only considered as resources because the processing facilities for the zinc circuit at the plant are currently out of order. These resources total 1.4 million tones at an average grade of 276 g/tonne Ag and 1.72 percent Pb. Measured and indicated resources are estimated to contain about 13 million ounces of silver equivalent net of lead credit.

In addition to measured and indicated resources, La Encantada has estimated 1.5 million tonnes of inferred resources at an average grade of 202 g/tonne Ag and 0.54 percent Pb.

To date, La Encantada has demonstrated a continuity along about 4.0 kilometers of strike length and down dip for about 700 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps.

All reserve and resource blocks at La Encantada are exclusive of each category.

PAH believes that these reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

An economic analysis of FMS's La Encantada Silver Mine indicates that the mines reserve/resources may be extracted at a profit, and PAH did not identified any significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 22.0 RECOMMENDATIONS

La Encantada mine has been in operation since the 1950s, with intense extraction and processing operations from the early 1970's. Its production, by Peñoles records, amounts to over 80 million ounces of silver and over 1,300 million pounds of lead. La Encantada is by no means exhausted; its geologic potential remains to be fully explored. Several zones within the mine area have been identified that may contain significant mineralization, such as Breccia La Escalera, Breccia Milagros, Breccia San Javier and others that may bring up the operations at La Encantada to a higher level of production. Aside from the oxidized mineralization the sulfides deposits identified within the skarn areas at Cuerpo 660, La Morena and deeper areas under the La Prieta and La Escondida chimneys. These areas require of intense exploration studies by direct methods, such as diamond drilling and drifting.

FMS has initiated an aggressive program of exploration based on drifting and diamond drilling.

PAH agrees with the implementation of such program and recommends continued support for exploration activities at La Encantada. Positive results would develop resources into reserves and extend the mine life.

Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Potential high volume areas should help in the prioritization of the exploration program, since these large volume deposits could potentially help to lower mine operating costs.

FMS has authorized an exploration budget of $5.00 Million for a three-year period at La Encantada. This program may result in a significant increment of reserves. The program includes approximately 5,000 meters per year of underground exploration development in drifting, crosscutting and drill sites preparation, in addition to about 20 drill holes with a total programmed depth of 3,400 meters annually. Budget for this program is approximately $1.25 million for 2007, $1.50 million for 2008, $1.25 million for 2009 and $0.50 million for the next two years. PAH believes that this is a reasonable program to investigate La Encantada geologic potential.

PAH recommends that La Encantada follow budgeted plans to replace the concentrate filter with a better-quality used machine and that the plant be gradually upgraded over the next three years installing good used equipment where possible. The estimated cost for this is $400,000.

Much of the mines mobile equipment at La Encantada is very old and requires replacement. FMS has a plan in place to replace some of the older mine equipment in the near future. For 2007, the capital budget includes funding for one scoop tram, trucks, compressor and safety equipment. PAH believes that this is a reasonable program and agrees with FMS programmed investment of $700,000 for 2007. FMS has scheduled additional investments in mine equipment for the next two years for a total of $1.475 million.

In PAH opinion La Encantada programmed capital expenditures for the year 2007, for a total of $2.925 M are scheduled to improve the operation and through a successful exploration program, increase the mine's reserves and resources and therefore the mine life.

## 23.0 REFERENCES


- Resource and Reserve Estimates by First Majestic Silver Corp. for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH. May 2007.

- Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada Mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

  - Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

  - Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

  - Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

  - Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

- Legal Opinion – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 11, 2007.

- Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the DEPARTMENT OF MINING AND GEOLOGICAL ENGINEERING, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

- Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

- Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

- Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

- Information provided by FMS as owner and operator of La Encantada mine.
- PAH observations on site visit during the period of May 19 – 23, 2007.

## 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico dated June 12, 2007 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the La Encantada Deposit North, as Division Manager of Exploration for Peñoles until 1985. As part of this study, I visited the project site from May 18 - 23, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report, including Sections 3 – 17, and the resource part of Section 19. I am also responsible for other report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in May 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 12th day of June 2007

*"Leonel López, C.P.G."*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907

As an author of the report entitled "Technical Report for the La Encantada Silver Mine, Coahuila, Mexico" dated June 12, 2007 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 42 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of Sections 1.6, Processing Facilities; Section 16, Metallurgical Testing; Section 22.3, Ore Processing; and Section 22.5, Product Marketing.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 12th day of June 2007.

*"Richard Addison"*

---

Richard Addison, P.E., C. Eng., Eur. Ing.

## 25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

### 25.1 *Introduction*

La Encantada Silver Mine is located in the municipality of Ocampo in the northwestern part of the state of Coahuila, Mexico. The mining district in which La Encantada is located is the David Contreras (La Encantada) district. Mining has been carried out in La Encantada area since the early 1950's with some limited extraction of high-grade lead-silver oxides from the skarn deposits of the area. Historically ore extraction in the district was done by underground methods, and this has been continued at La Encantada.

In the early 1970s a 60/40 joint venture was formed between Lacana Mining of Canada and Industrias Peñoles to develop and exploit the silver-lead orebodies discovered at La Encantada. The joint venture, operating under the name of Compañia Minera La Encantada, S.A. de C.V., sank two main production shafts for La Encantada project, the San Francisco and the Maria Isabel, and started exploitation of La Prieta high-grade silver chimney. The operator constructed a magnetic separation plant to process the ore at project inception, but two years later, replaced the magnetic separation plant with a 1,000 tonnes per day differential flotation plant which today has a total capacity of 800tpd. All products from this plant are concentrates, which were, and continue to be, marketed to the Peñoles Met Mex smelter, located in the city of Torreón, Coahuila. Peñoles, as the operator, worked the mine steadily from 1974 until 1986, when the operation was stopped due to poor profitability. Peñoles restarted operations in 1990 after discovery of significant high-grade reserves.

During the 35 years Peñoles operated the property, about 6.0 million tonnes of mainly oxidized silver-lead ores, which averaged about 418 grams Ag and 9.9 percent Pb per tonne, were mined and processed. In 2003, Peñoles leased the mine to a small company, Desmín, S.A. de C.V., who operated it from 2003 until November 2006, when Desmín was acquired by First Majestic Silver Corp. (FMS) giving FMS control over the mine. FMS then acquired Minera La Encantada S.A. de C.V. (a wholly owned subsidiary of Peñoles) in March 2007 giving FMS ownership of the mine. There was no hiatus in the mine production program through the acquisition period and Desmín continued the operations until First Majestic took over in late 2006. First Majestic continued with Desmín's development and production programs after the acquisition. FMS made several changes in early 2007, and current production is about 15,700 tonnes per month of oxidized silver-lead ores. Mill feed is not only derived from the underground mine, but also from old dump material left by both Peñoles and Desmín; the split for the first four months of FMS operations in 2007 is about 9,000 tonnes per month from the mine and 6,700 tonnes per month from dump material. Ore is campaign milled at the site in the differential flotation plant, originally constructed by Peñoles in the 1970s. The mine produces a silver-lead concentrate, and paid metal production is currently about 90,000 ounces of silver and 43,000 pounds of lead per month.

## 25.2 *Mine Design and Production*

La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometers long, 700 meters wide and 500 meters in height. The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 meters from the surface (2,035 meters asl) to about the 1525 level (1,525 meters asl), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the shafts, which are situated at the southwest boundary of the developed mine area.

The San Francisco and Maria Isabel shafts were sunk by the Peñoles-Lacana joint venture, mainly for the development and extraction of the Escondida and La Prieta chimneys and these shafts continue to be used by the current operators. The collar elevations of both shafts, which are situated only about 100 meters apart, is 1,800 meters asl for the Maria Isabel, and 1805 meters asl for the San Francisco, and the depths of both are about 300 meters. Both the San Francisco and Maria Isabel Shafts provide access to the deeper levels of La Prieta and Escondida areas of the mine.

The southern-most Maria Isabel Shaft is L-shaped with a manway cut-out and it is equipped with two in-balance 3.7-t capacity skips, and a man cage. The man cage capacity is about 15 people. The furnishings in the shaft are all constructed of steel, including dividers. The guides for the ore skips are cables, and the guides for the man cage are steel H-beams. The main air lines and electric power cables into the mine are installed in the manway compartment of the Maria Isabel Shaft. The Maria Isabel ore hoist is a 500-hp Canadian Ingersoll-Rand 2-drum hoist, and the man-hoist is a Vulcan 125-hp 1-drum hoist.

The rectangular San Francisco Shaft is set up for ore hoisting only, with only a small emergency manway located in a corner of the shaft. The Shaft is fitted with two in-balance 4.8-t capacity skips, but has no man cage. The main pumping station for the mine is located on the San Francisco Shaft, and the mine pump lines are located in the shaft near the emergency manway. The San Francisco ore hoist is a 2-drum 400-hp Canadian Ingersoll-Rand unit.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven at a cross-section of about 3 X 3 meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5 X 5.0 meters in section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh have been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging. FMS develops most of its short raises (<60 meters) by conventional methods, and most raises are driven at a cross-section area of about 1.5 X 1.5 meters. Historically long ore and waste pass raises, ventilation raises, etc. have been developed by raise boring contractors, and FMS will continue this policy as the need arises.

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1635 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Peñoles established the 1790 main rail haulage level (from the Maria Isabel Shaft to the stoping and exploration areas northeast of the shaft. In addition a rail level was also developed at the 1635 level (Figure 11-1). Both the rail levels are still in use.

Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD's), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

Before FMS acquired La Encantada from the previous operator, Desmín, little exploration and development work had been done in the mine. Since taking over the operation in November 2006, FMS has undertaken an intensive exploration and development effort. At this time, an average of about 480 meters of drifts, raises and inclines and declines are driven each month; the exploration work amounts to about 360 meters per month, while the development work averages about 120 meters per month (Table 25-1). The maximum inclination on ramps is about 15 percent. As stated above, some mine workings are being slashed out to accommodate highway-type dump trucks, but the advance for these is not included in the development totals.

During 2007, the average development advance is about 475 meters per month. About 360 meters per month are classified as exploration, and the remaining 115 meters per month are for stope preparation and other development. The monthly development totals for 2007 are shown in Table 25-1.

**TABLE 25-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**2007 Exploration and Mine Preparation Advances (Lineal Meters)**

| Month | Exploration | Mine Preparation | Total Advance |
|---|---|---|---|
| January | 261.8 | 160.6 | 422.4 |
| February | 385.9 | 113.4 | 499.3 |
| March | 432.8 | 97.6 | 530.4 |
| April | 366.2 | 80.2 | 446.4 |
| May | | | |
| June | | | |
| July | | | |
| August | | | |
| September | | | |
| October | | | |
| November | | | |
| December | | | |
| **Totals** | **1,446.7** | **451.8** | **1,898.5** |

The principal mining method employed at La Encantada is overhead and cut-and-fill (Figure 25-1), utilizing development waste for fill. Ramps are driven in the orebodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0- to 2.0 $yd^3$ Load-Haul-Dump (LHD's) machines, which also tram the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units. Stope production is about 9,000 tonnes per month, and there are currently about 10 stopes in production. The monthly mine production for 2007 is shown in Table 25-2.

**TABLE 25-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mine Production for 2007 (wet mtric tonnes)**

| Month | Ore from Stopes | Ore from Development | *Total Ore Mined | Average Hd Grade (gpt Ag) |
|---|---|---|---|---|
| January | 7,230 | 804 | 8,034 | 486 |
| February | 6,706 | 1,892 | 8,598 | 493 |
| March | 7,457 | 1,864 | 9,321 | 312 |
| April | 9,142 | 1,247 | 10,389 | 430 |
| May | | | | |
| June | | | | |
| July | | | | |
| August | | | | |
| September | | | | |
| October | | | | |
| November | | | | |
| December | | | | |
| **Totals** | **30,535** | **5,807** | **36,342** | **427** |

*Totals will not coincide with totals for process due to moisture content of mine ore, which is normally < 6 percent.

Most La Encantada mine development and stoping work is done by outside contractors, using company equipment. Mobile equipment operation is done with company crews, and maintenance and other mine services are also done with company personnel. If the company does not have sufficient personnel to operate the mobile mucking and haulage equipment, the contractors will operate the equipment for extra fees. Ore haulage to the mine patios is done with contractor dump trucks, and ore transfers from the patios to the mill crusher bins are also done with outside contractors using their own trucks.

The operators plan to eventually reinitiate extraction of La Prieta and La Escondida abandoned chimneys, which were first mined by caving methods by Peñoles in the early years of the mine operation. The workings for the extraction of both chimneys caved in and were lost, with much waste rock material dumped into the glory-holes which holed through to the surface. The purpose of the waste rock was to stabilize the areas proximal to the chimneys. Some ground movements have occurred in the form of concentric cracks around the ore boundaries of the chimneys, and since the chimneys are situated very


LONGITUDINAL SECTION
PROJECTION OF KEYLOR ORE BODY
PROJECTION OF 123 ORE BODY
PROJECTION OF CEDRITO ORE BODY
1870 L
1840 L
CROWN PILLAR
BACK FILL
ACCESS RAMP
PERIMETER RAMP
STOPE SILL
SILL
ORE
PLAN
11100 N
11150 N
10950 E
11000 E
KEYLOR ORE BODY
123 ORE BODY
CEDRITO ORE BODY
SCALE
0
5
10
15
20
25
METERS
DEVELOPMENT AND MINING OF LA ENCANTADA CUT AND FILL STOPES
In general, the system for preparing and mining La Encantada Mine orebodies, due to their geologic variation, is as follows:
1. A perimeter ramp is driven between the ore zones from level to level. Ramps can be driven in ore or in the waste of the stope walls, and access into the stope is through secondary access ramps or crosscuts. The vertical distance between these secondary accesses is 4 to 7 meters.
2. A sill is driven in ore at the base of the ore zone, or at a selected elevation above the main level at the base of the stope, and the ore is slashed out the full width of the orebody(s). Upon completion of the sill, a 4- to 7- meter high cut is taken out of the back of the sill with overhand methods, chiefly breasting. The ore is removed from the initial stope cut by diesel LHD units, and the stope is backfilled with development waste rock.
3. Stopes are planned so that mining, mucking and backfilling can proceed simultaneously if there are enough access crosscuts into the stope to permit this.
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg
FIGURE 25-1
GENERALIZED PLAN and SECTION of TYPICAL PREPARATION
MINING of CUT and FILL STOPES

near to both the main production shafts, ground movements could affect the stability of these installations. In fact some cracks in the walls of hoistroom of the San Francoisco shaft have been noted, apparently as a result of caving of the chimneys. Extraction of remnants left in these chimneys is technically possible, but should be delayed until the two shafts are no longer required for production or service.

A separate mine dump recovery effort is also being conducted at the mine site. This operation consists of the excavation and screening of old dump material from the previous operations, and transporting the screened product to the mill ore bins as supplemental mill feed material. The dump recovery operation is done by a combination of company operators and contractors. The company has acquired a new screening plant in a rental/purchase arrangement for increasing the production from the operation. Currently about 6,700 tonnes per month at average grades of over 100 gpt Ag are being shipped to the mill. The operators estimate that there are over 160,000 tonnes of dump material, which averages about 94 gpt Ag and negligible lead available for recovery. This material will only be viable if screened, in which case only about 22 percent, or about 35,000 tonnes, would be shipped to the mill with the remainder left as coarse rejects. The average silver grade in the screened dump material would contain about 42 percent of the total silver and the grade should improve to about 181 gpt Ag. Grades have been lower than the foregoing because the screening plant just began operations in early April, and for the first quarter, unsorted dump material was shipped to the mill and concentrator.

The mine currently operates on three shifts per day, 7 days per week. Both contractor crews and company personnel work the same shift schedule. Most company and contractor personnel live in the town of Musquiz, Coahuila, which is situated about 210 km on paved highways to the northwest of the Encantada Mine. The company is currently transporting all personnel to and from Múzquiz to the mine site in a company bus. Peñoles constructed and maintained about 180 houses, as well as a primary school, stores and recreational facilities in the proximity of the mine site, and FMS management is considering refurbishing the facilities, and accommodating the workforce in company controlled living quarters.

The current mine workforce (as of April 30, 2007) totals 197 people including contractors and a breakdown is as shown in Table 25-3.

The budget for 2007 is for production of 129,000 tonnes from the mine and 65,000 tonnes from the old mine dumps (Table 25-4). The milled tonnes are budgeted somewhat lower than the mine production tonnes, or 108,500 tonnes milled from the mine and 59,800 tonnes from the dump recovery, or a total of 168,300 tonnes milled. The average grades to the mill are budgeted at 359 gpt Ag; 500 gpt Ag for the mine and 170 gpt Ag for the dumps.

Desmín did not do any reconciliations, comparing mine production results with tonnes and grades milled in La Encantada plant. FMS will do this in the future, but currently have not done any comparisons, not only because of the sparse data from their short operations period, but also due to lack of qualified personnel to do the work. FMS recently hired a new Chief Engineer for the mine, and he will be able to organize the needed reconciliation effort.

**TABLE 25-3**
**First Majestic Silver Corp.**
**La Encantada Silver Mine**
**Manpower, Including Contractors (April 30, 2007)**

| | Company | | Mine Contractors | TOTALS |
|---|---|---|---|---|
| **Department & Category** | **Hourly** | **Staff** | | |
| **SITE ADMINISTRATION** | | | | |
| Manager & General Office | | 8 | | |
| Safety & Environment | | 3 | | |
| **Sub-Total** | | | | **11** |
| **MINE** | | | | |
| Miners & helpers | 6 | | 49 | |
| Equipment operators | 10 | | | |
| Service personnel | 9 | | 4 | |
| Supervision, admin. | | 5 | 5 | |
| **Sub-Totals** | **25** | **5** | **58** | **88** |
| **MINE TECHNICAL SUPPORT** | | | | |
| Engineering & Planning | 3 | 3 | | |
| Geology | 3 | 6 | | |
| **Sub-Total** | **6** | **9** | | **15** |
| **MINE DUMP RECOVERY** | | | | |
| Dump recovery | 16 | | | |
| **Sub-Total** | **16** | | | **16** |
| **MILL & PROCESS PLANT** | | | | |
| Mill & Plant | 30 | | | |
| Assay Laboratory | 5 | | | |
| Supv. & Administration | | 5 | | |
| **Sub-Total** | **35** | **5** | | **40** |
| **MAINTENANCE** | | | | |
| Mine & plant maintenance | 22 | | | |
| Supv. & Administration | | 5 | | |
| **Sub-Total** | **22** | **5** | | **27** |
| **TOTALS** | **104** | **24** | **58** | **186** |

**TABLE 25-4**
**First Majestic Silver Corp.**
**La Encantada Mine**
**Minera La Encantada, S.A. de C.V.**
**2007 Production Budget for la Encantada**

| Month | Ore Mined (tonnes) | Milled from Mine (tonnes) | Avg Grade Mine Ore (gpt Ag) | Milled from Dumps (tonnes) | Average Grade Dump Ore (gpt Ag) | TOTAL MILLED (tonnes) | AVERAGE GRADE COMBINED ORE (gpt Ag) |
|---|---|---|---|---|---|---|---|
| January | 9500 | 8,000 | 500 | 2,300 | 170 | 10,300 | 426 |
| February | 9500 | 8,000 | 500 | 2,300 | 170 | 10,300 | 426 |
| March | 9500 | 8,000 | 500 | 3,220 | 170 | 11,220 | 405 |
| April | 9500 | 8,000 | 500 | 4,140 | 170 | 12,140 | 387 |
| May | 9500 | 8,000 | 500 | 5,980 | 170 | 13,980 | 359 |
| June | 9500 | 8,000 | 500 | 5,980 | 170 | 13,980 | 359 |
| July | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| August | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| September | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| October | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| November | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| December | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| TOTALS | 129000 | 108,480 | 500 | 59,800 | 170 | 168,280 | 383 |

## 25.3 *Mine Equipment*

Most of the mine equipment used at La Encantada was inherited from the previous operator; Desmín and Desmín acquired most it from Peñoles. The mobile equipment fleet includes several sizes, ranging from 1.0-$yd^3$ to 3.5-$yd^3$ capacity, of primarily Wagner diesel-powered LHD's. A summary of La Encantada Mine Equipment is shown in Table 25-5.

As can be appreciated from Table 25-5, much of the mine mobile equipment fleet is very old, and requires replacement. FMS management has a plan in place to replace much of the older mine equipment in the future. For 2007, the capital budget includes funding for one scoop tram, trucks, compressor and safety equipment.

## 25.4 *Mineral Processing Plant*

Principal parameters of the ore processing plant, including concentrate freight, smelting and refining values, are presented in Table 25-6 and a listing of the principal equipment is shown in Table 25-7. A flow diagram of the plant is provided in Figure 25-2. The plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation.

Ore is from two sources: from the underground mine and from old mine dumps with each contributing about 50 percent of the feed. The dump rock is screened ahead of the plant which results in upgrading the rock to about twice the grade of unscreened material. Mine and dump ore are not mixed; they are campaign processed through the plant.

The plant is a small, simple flotation plant in a single-line arrangement. Crushing is accomplished using two stages of crushing closed on the second stage, and the ore is milled in a single ball mill closed with a cyclone. The mill is rubber lined and is charged with 2-1/2-inch diameter grinding balls. Sulfide minerals and oxide minerals are floated sequentially and neither circuit incorporates cleaning; rougher concentrates are the final concentrate. However, both the sulfide and oxide systems have rougher-scavengers with the rougher-scavenger concentrates recycled to the head of the roughers.

Concentrates from both the sulfide and oxide circuits are combined in a concentrate thickener. Thickened concentrates are filtered on a filter press and the filtered concentrate is stockpiled and trucked to the Peñoles smelter at Torreon.

Tailings are thickened and then pumped to a nearby tailings containment. Tailings thickener overflow and the decant water from the tailings containment are pumped to a recycle-water tank and reused in the process.

TABLE 25-5
First Majestic Silver Corp.
La Encantada Mine
Minera La Encantada, S.A. de C.V.
Summary of Major Mine Equipment for Encantada Mine

| MOBILE EQUIPMENT | | | | |
|---|---|---|---|---|
| No.of Units | Description of Unit | Make & Model | Size | Date(s) Acquired |
| 2 | SCOOPTRAM | WAGNER ST-1A | 1 $yd^3$ | 1995 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | Unknown |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1989 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1995 & 1996 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1998 |
| 1 | MICROSCOOP | TAMBROCK 100D | 0.5$yd^3$ | 2002 |
| 2 | DIESEL LOCOMOTIVES | PLYMOUTH-HDM-24 | 8.0 tonnes | 1997 |
| 1 | FRONT-END LOADER | CATERPILLAR 938-G | 3.0 $yd^3$ | 2005 |
| 1 | CARGADOR | MICHIGAN M-75 | 3.0$yd^3$ | Unknown |
| 1 | MINE TRUCK-TELETRAM | TAMROCK EJC-416 | 10.0 tonnes | 2000 |
| 1 | JUMBO | TAMROCK | ? | Unknown |
| 1 | CARGADOR | CATERPILLAR 928-G | 2.5$yd^3$ | 1997 |
| 1 | MINE TRACTOR | FORD NEW HOLLAND 5610 | NA | 1995 |
| 1 | MINE TRACTOR | FORD NEW HOLLAND 6600 | NA | Unknown |
| 1 | U/G ROAD GRADER | HUBER F-1700 | ? | 1979 |
| 15 | RAIL MINE CARS | GRANBY-TYPE | 2.8 $M^3$ EACH | Unknown |
| **MINE HOISTS** | | | | |
| 1 | TWO-DRUM ORE HOIST MARIA ISABEL SHAFT | CANADIAN INGERSOLL-RAND MOTOR - 500 hp, 2200 v, 705 rpm | 72- X 54-in DRUMS 450 METERS, 11/8-in CABLES | Unknown |
| 1 | ONE-DRUM MAN HOIST MARIA ISABEL SHAFT | VULCAN IRONWORKS MOTOR - 125 hp, 440v, 705 rpm | DRUM SIZE - N.A. 450 METERS, 11/4-in. CABLE | Unknown |
| 1 | TWO-DRUM ORE HOIST SAN FRANCISCO SHAFT | CANADIAN INGERSOLL-RAND MOTOR - 400 HP, 2300v, 505 rpm | 72-X54-in DRUMS 450 METERS, 11/8-in CABLES | Unknown |
| **MINE STATIONARY AIR COMPRESSORS** | | | | |
| 1 | AIR COMPRESSOR | INGERSOLL-RAND 440 hp, RECIPROCATING, XLE | 2,400 cfm | Unknown |
| 1 | AIR COMPRESSOR | SULLAIR 350 hp, SCREW, 25-300L | 1,600 cfm | Unknown |
| **PNEUMATIC DRILLING EQUIPMENT** | | | | |
| 10 | STOPER ROCK DRILLS | MID-WESTERN MACHINERY | N.A. | Unknown |
| 2 | JACKLEG ROCK DRILLS | GARDNER-DENVER, 58F | N.A. | Unknown |
| 16 | JACKLEG ROCK DRILLS | REFACCIONES PNEUMATICAS DE SAN LUIS POTOSI, S.A. | N.A. | Unknown |
| **DIAMOND DRILLING EQUIPMENT** | | | | |
| 1 | DIAMOND-DRILL RIG | ATLAS-COPCO, DIAMEC MODEL 250, WIRELINE RIG | N.A. | Unknown |
| **OTHER MINE EQUIPMENT** | | | | |
| 1 | MINE VENTILATION FAN | SPENDRUP | 350 hp, 3,500 $m^3$ per min. | Unknown |
| 2 | MINE DEWATERING | GARDNER-DENVER DUPLEX | 30 hp electric motor | Unknown |
| 2 | MINE DEWATERING | SULZER | 300hp, 23.6 l/sec. | Unknown |
| 1 | MINE DEWATERING | UNKNOWN | 40 hp electric motor | Unknown |
| 1 | MINE PICKUP | GMC, SERIES 1 GTC C | Diesel pickup | 1995 |

**TABLE 25-6**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Ore Processing, Principal Parameters**

| Parameter | Units | Mine | Dumps | Combined |
|---|---|---|---|---|
| Plant Capacity | | | | |
| Annual | thousand tonnes/year | | | 300 |
| Daily | tonnes/day | | | 800 |
| Actual Throughput Rate | | | | |
| Annual | thousand tonnes/year | 110 | 83 | 193 |
| Daily | tonnes/day | 333 | 252 | 585 |
| Ore Grade | | | | |
| Silver | grams/tonne | 450 | 114 | 306 |
| Lead | percent | 2.4 | 0.9 | 1.8 |
| Recovery | | | | |
| Silver | percent | 65 | 50 | 63 |
| Lead | percent | 12 | 6 | 11 |
| Concentrate Grade | | | | |
| Silver | grams/tonne | 8,000 | 5,000 | 7,429 |
| Lead | percent | 8 | 5 | 7.4 |
| Concentrate Quantity | dry tonnes/year | 4,022 | 946 | 4,968 |
| Plant Operating Cost | $/tonne ore | | | 8.50 |
| | $/tonne concentrate | 232 | 746 | 330 |
| Freight, Smelting & Refining Values | | | | |
| Freight cost | $/dry tonne concentrate | | | 36 |
| Smelting cost | $/dry tonne concentrate | | | 190 |
| Refining cost | $/payable kg silver | | | 7.50 |
| Payables | | | | |
| Silver | percent | | | 95 |
| Lead | percent | 63 | 40 | 60 |

**TABLE 25-7**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Ore Processing, Principal Equipment**

| Item | Size | Qty. |
|---|---|---|
| Coarse ore bin | 1,000 tonne capacity, stationary grizzly on top w/12-inch openings | 1 |
| Feeder and belt | 42-inch belt | 1 |
| Jaw crusher | 24- x 36-inch | 1 |
| Vibrating screens | 6- x 14-ft., 3/8-inch openings | 2 |
| Cone crusher | 4-1/4-ft. | 1 |
| Crushed ore silos | 500-tonne capacity | 2 |
| Ball mill | 9-1/2-ft dia. x 11-ft long overflow | 1 |
| Cyclones | D-20 | |
| Sulfide flotation cells | | |
| Roughers | Galigher 100 $ft^3$ | 6 |
| Rougher scavengers | Galigher 100 $ft^3$ | 6 |
| Oxide flotation cells | | |
| Roughers | Galigher 100 $ft^3$ | 4 |
| Rougher scavengers | Galigher 100 $ft^3$ | 6 |
| Tailings thickener | 125-ft dia. | 1 |
| Concentrate thickener | 50-ft dia. | 1 |
| Concentrate filter | Pressure filter | 1 |


Screen 1 and 2 3/8"
SCREENING
Conveyor 1
Cone Crusher 51"
Conveyor 3
Conveyor 2
Conveyor 4
3/8"
COARSE ORE
BIN
1000 T
Jaw Crusher
24" X 36"
CRUSHING PLANT
SILO 1
500 T.
SILO 2
500 T.
FINE ORE
COARSE ORE
MILLING
Ball Mill 9 ½ x 11 ft
FLOTATION PLANT
CONVENTIONAL HEAD SULPHIDES
CELLS
FINAL
CONCENTRATES
FINAL
TAILS
HEAD
OXIDES
TANK 125 ft
TAILINGS DAM
FRESH WATER
RECOVERED
WATER
THICKENER
TANK 50 ft
FILTER-PRESS
CONTRACTION
SHIPPING
MILL SUPERINTENDENT
ING. XAVIER VELAZQUEZ A.
◆FRESH WATER IS OBTAINED FROM TWO WEELS (CHATA AND G5)
◆THE FRESH WATER AND RECLAIM FEEDS TO MILL, FILTER PRESS, 125ft THICKENER TANK AND COOLING SYSTEM IN CRUSHING TANK

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 25-2<br>LA ENCANTADA MINE<br>PROCESS FLOWSHEET 2007 | Jun/2007 |
| Project No. 70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig.25-2.cdr |

## 25.5 *Infrastructure*

The infrastructure for La Encantada was very well developed by the previous operators, especially Peñoles. The operations support facilities, located near the plant, include administrative offices, a medical clinic, warehouse, assay laboratory, power generation plant, fuel storage facilities, maintenance shops, mine compressor building, surface maintenance shop, mine dry, water storage tanks, employee hotel and dining hall, contractor offices and security guard shack. The Maintenance Department operates from the surface shops, and also from an underground shop (840 level), located near the center of the mine. Road maintenance is done with a fleet of company tractors, road grader and wheel loaders. Dump trucks for ore haulage and road maintenance are largely vehicles contracted locally. The company has a passenger bus for transporting operations personnel to and from the town of Múzquiz, where most employees have homes.

The company also has a town constructed by Peñoles, and which is largely unoccupied at this time. The town site has 180 housing units of which 70 are occupied. There is also a kitchen/dining room for salaried staff and some contractor managers and visitors, a primary school, a church, a store, recreational facilities, etc. The company has had problems with turnover at the operation, mainly because of the long commute to and from the site every weekend. Management is planning to refurbish the company housing and offer housing to employees at a nominal rental fee.

The electric power for the operation and supporting infrastructure is generated on-site. The power generation plant consists of three General Motors 3,250 KVA diesel-powered motor generators. In addition there are two 1,000 KVA CAT D399 motor-generator sets for site power, when the mill and process plant are idle. Power consumption is presently about 800,000 kW per month. The 2007 cost of electric power is presently about $0.18 per kWhr. The mine is situated about 45 km from a major government (Comisión Federal de Electricidad) power line, and the company will examine the possibility of connecting to this line, and discontinuing use of the diesel plants, keeping them in reserve for emergencies or supplemental power generation.

Potable water for the offices and employee housing is derived from a well in the mine, which penetrates below the water table. The industrial water for the mine and plant is obtained from a series of wells located about 15 kilometers from the site. This water is pumped to and stored in a number of storage tanks located throughout the plant and mine site.

Communications to and from La Encantada are via satellites, both for wireless Internet information systems, and also for the telephone system. Currently the telephone system has two lines. La Encantada has a site radio system for instant communications between all Supervisors and Managers, and all surface vehicle operators also have radio communication capabilities.

There is an airstrip located in the broad valley to the northwest of the mine site. This strip is suitable for light planes, and is used for flying in emergency supplies, or for transporting mine personnel, visitors and others into and out of La Encantada, and other nearby locations. The airstrip is 1,200 meters long, 17 meters wide, and has a gravel surface.

The site is connected with the national highway system and, although in a remote location, La Encantada is reasonably accessible. The access to the mine from the town of Múzquiz, Coahuila, which lies to the northeast of La Encantada, accessible via a 45 kilometers of gravel road, and then another 170 kilometers on a paved highway to Múzquiz.

## 25.6 *Tailings*

Tailings are deposited in a large storage impoundment located in a natural basin to the northwest of the process plant site (Figure 25-3). The impoundment is a continuation of that used by both Desmín and Peñoles, and construction of the impoundment berms is with the up-stream method, constructing berms using borrow material placed on top of consolidated tailings. FMS is constructing a new berm, which should be adequate to contain tailings for at least five years of operations (at current mining and processing rates).

## 25.7 *Product Marketing*

FMS has a purchase agreement with MET-MEX Peñoles located in the city of Torreón, State of Coahuila, México. The purchase agreement establishes the obligation to sell all mineral production from La Encantada mine to the Peñoles smelter. This, however, is the natural market for concentrates since the MET-MEX Peñoles smelter is the closest such facility for shipping La Encantada concentrates. The contract between La Encantada and Peñoles for sales of bulk flotation concentrate is typical for this product.

La Encantada purchase contract of concentrates with Peñoles includes typical conditions and related charges as follows:

- Each lot is weighed upon receipt and sampled. La Encantada also weighs and samples the shipments at the mine site.
- Smelting charge per dry tonne of concentrate is $190.00.
- Freight cost per tonne of concentrate is $36.00.
- Refining cost per payable kilogram of silver is $7.50
- Payables by Peñoles are: 95 percent for contained silver, and all of the contained lead in excess of 3 percent.

During the months March and first half of April, 2007 La Encantada shipped about 510 tonnes of concentrates to the smelter, which contained about 4,164kg Silver and 65,635kg lead. The concentrates typically contain 8.2kg per tonne (265 oz per tonne) silver and 13 percent lead.

## 25.8 *Environmental Safety Review*

Minera La Encantada has been operating La Encantada mine since the early 1970s with the necessary land-use and water extraction permits in effect for the operation. FMS has purchase the land surface

rights, under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property. Through the years and changes in the regulatory framework, La Encantada has been required to update the necessary operation permits.

In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. La Encantada mine was declared in suspension of activities by Peñoles in 2003.

PAH's environmental and safety review consisted of discussions with FMS' COO Ing. Ramón Dávila Flores, and mine manager and supervisors, Ing. José Luis Arana, Manager of Operations, and other personnel. PAH visited the site to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts, and a briefly reviewed file records provided to PAH during the site visit. PAH's assessment was not intended as an environmental and safety compliance audit, although prudent practices were considered in the review. In PAH's opinion, La Encantada is in compliance with regulatory requirements and only subject to confirmation of the required permits and authorizations.

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by La Encantada. No acid rock drainage (ARD) is produced from the mine workings.

PAH noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site.

La Encantada has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment.

La Encantada has not supplied to PAH the estimated costs for reclamation and mine closure of the mine or mill and tailings containment areas; however, PAH considers the costs will be low because La Encantada owns most of the surface rights where the installations and mine are located.

PAH's estimate for the costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are based on PAH's experience in mining projects in México, and are not the result of detailed analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards.

## 25.9 *Economic Analysis*

### 25.9.1 Capital Costs

The FMS capital expenditures planned for 2007 total $6.2 million. The 3-year capital budget is $11.8 million including the acquisition costs of the property, mill and power plant upgrades, mine equipment additions and replacements, exploration and infrastructure development costs. Major capital expenditures in the program registered for the first four months of 2007 is the acquisition cost from Peñoles and investments in exploration, some mine equipment and plant improvements. The capital cost schedule for la Encantada three-year plan is shown in the Table 25-8.

**TABLE 25-8**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Estimated Capital Expenditures Summary (5 years)**

| | CAPEX SCHEDULE AND SUSTAINING CAPITAL | | | | | | |
|---|---|---|---|---|---|---|---|
| **Capital Cost Summary** | **YEAR 0** | **YEAR 1** | **YEAR 2** | **YEAR 3** | **YEAR 4** | **YEAR 5** | **TOTALS** |
| Acquisition from Penoles | | 3,250,000 | | | | | 3,250,000 |
| **Sub-Total** | | **3,250,000** | | | | | **3,250,000** |
| **Exploration & Development** | | | | | | | |
| Diamond Drilling | | 750,000 | 1,000,000 | 750,000 | | | 2,500,000 |
| Development & Exploration | | 500,000 | 1,000,000 | 1,000,000 | | | 2,500,000 |
| **Sub-Total** | | **1,250,000** | **2,000,000** | **1,750,000** | | | **5,000,000** |
| **Equipment** | | | | | | | |
| Scooptrams | | 350,000 | 500,000 | | | | 850,000 |
| Trucks | | 100,000 | 300,000 | | | | 400,000 |
| Auxilliary Equipment | | 100,000 | 150,000 | 300,000 | | | 550,000 |
| Compressors | | 100,000 | 150,000 | | | | 250,000 |
| Safety Equipment & Mine Rescue | | 50,000 | 50,000 | 25,000 | | | 125,000 |
| **Sub-Total** | | **700,000** | **1,150,000** | **325,000** | | | **2,175,000** |
| **Construction & Plant Improvements** | | | | | | | |
| Upgrade Flotation Plant | | 150,000 | 100,000 | 50,000 | 50,000 | 50,000 | 400,000 |
| Upgrade Power Plant | | 375,000 | | | | | 375,000 |
| Buildings and Offices | | | 50,000 | 50000 | 50000 | 25000 | 175,000 |
| **Sub-total** | | **525,000** | **150,000** | **100,000** | **100,000** | **75,000** | **950,000** |
| **Mine Dump Recovery Equipment** | | | | | | | |
| Screening Plant for Dumps | | 250,000 | | | | | 250,000 |
| Two Front-End Loaders | | 200,000 | | | | | 200,000 |
| **Sub-Total** | | **450,000** | | | | | **450,000** |
| **TOTALS** | | **6,175,000** | **3,300,000** | **2,175,000** | **100,000** | **75,000** | **11,825,000** |

## 25.9.2 Operating Costs

La Encantada operating costs for the first four months of 2007 have averaged $36.21 per tonne of ore processed, inclusive of dump material, which equates to a cost per ounce of silver of $6.15. The costs include downstream concentrate freight and processing costs of about $5.87 per tonne milled or $1.00 per ounce of silver recovered. The average combined operating cost for 2007 is projected to average about $50 per tonne milled. A summary of the combined mine and dump recovery operating costs for the first four months of 2007 is found in Table 25-9.

**TABLE 25-9**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Unit Operating Costs for 2007 (Jan-April, $US )**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| U/G Mine | 837 | 12.99 | 2.21 |
| Mine Dump Recovery | 1 | 0.02 | 0.00 |
| Total Mining | 838 | 13.01 | 2.21 |
| Mill & Concentrator | 536 | 8.32 | 1.41 |
| Site G&A | 581 | 9.02 | 1.53 |
| Conc. FSR | 378 | 5.87 | 1.00 |
| TOTALS | $2,333 | $36.21 | $6.15 |

*Based on 36,846 tonnes from U/G mine and 27,590 tonnes from dump recovery or 64,436 tonnes.
**Based on 328,292 oz Ag from U/G mine and 50,897 oz Ag from dump recovery or 379,189 oz Ag

The average mine-only operating cost is $53.78 per tonne, and also includes costs for the downstream processing of the silver-lead concentrates. The site-only operating cost for the mine generated ore has averaged about $46.07 per tonne, and the total cost per ounce of silver obtained from mine ore has averaged $5.73 per oz Ag for 2007. The downstream concentrate freight and smelting and refining costs are $7.71 per tonne or $0.82 per oz Ag for the first four months of 2007. A summary of the mine-only operating costs is shown in Table 25-10.

The average costs for extraction and processing of the old dump material for 2007 are $16.10 per tonne, or $8.84 per oz Ag produced. The site-only costs for extraction, screening, milling and processing of the

**TABLE 25-10**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Summary of Unit Operating Costs for U/G Mine Only ($US)**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| **U/G Mine** | | | |
| **Directs** | 656 | 18.74 | 2.00 |
| **Indirects** | 181 | 5.17 | 0.55 |
| **Total Mining** | **837** | **23.91** | **2.55** |
| | | | |
| **Mill & Concentrator** | | | |
| **Directs** | 276 | 7.88 | 0.84 |
| **Indirects** | 34 | 0.97 | 0.10 |
| **Total Concentrator** | **310** | **8.85** | **0.94** |
| | | | |
| **Site G&A** | | | |
| **Directs** | 466 | 13.31 | 1.42 |
| **Indirects** | 0 | 0.00 | 0.00 |
| **Total Site G&A** | **466** | **13.31** | **1.42** |
| | | | |
| *****Concentrate Freighting, Smelting & Refining** | | | |
| **Freighting** | 31 | 0.89 | 0.09 |
| **Smelting** | 162 | 4.63 | 0.49 |
| **Refining** | 77 | 2.20 | 0.23 |
| **Total Conc. FSR** | **270** | **7.71** | **0.82** |
| | | | |
| **Totals** | | | |
| **Directs** | 1,668 | 47.64 | 5.08 |
| **Indirects** | 215 | 6.14 | 0.65 |
| **TOTALS** | **$1,883** | **$53.78** | **$5.73** |

*Based on 35,016 tonnes from U/G Mine
**Based on 328,621 ozs Ag Produced from U/G
***Based on 854.5 t Concentrate from Mine

old dump material have averaged $12.24 per tonne or $6.72 per oz Ag for 2007 (4 months) plus $3.86 per tonne or $2.12 per oz Ag for concentrate freight and downstream smelting and refining.

Table 25-11 is a summary of the operating costs for the first four months of 2007 for the dump recovery effort.

**TABLE 25-11**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Summary of Unit Operating Costs for Dump Recovery Only ($US)**

| Cost Area | | Total Cost ($000's) | | *Cost per Tonne | | **Cost per Oz. Ag |
|---|---|---|---|---|---|---|
| **Dump Recovery** | | | | | | |
| **Directs** | | 1 | | 0.04 | | 0.02 |
| **Indirects** | | 0 | | 0.00 | | 0.00 |
| **Total Dump Recovery** | | **1** | | **0.04** | | **0.02** |
| | | | | | | |
| **Mill & Concentrator** | | | | | | |
| **Directs** | | 207 | | 7.41 | | 4.07 |
| **Indirects** | | 18 | | 0.64 | | 0.35 |
| **Total Concentrator** | | **225** | | **8.05** | | **4.42** |
| | | | | | | |
| **Site G&A** | | | | | | |
| **Directs** | | 116 | | 4.15 | | 2.28 |
| **Indirects** | | 0 | | 0.00 | | 0.00 |
| **Total Site G&A** | | **116** | | **4.15** | | **2.28** |
| | | | | | | |
| *****Concentrate Freighting, Smelting & Refining** | | | | | | |
| **Freighting** | | 15 | | 0.54 | | 0.29 |
| **Smelting** | | 81 | | 2.90 | | 1.59 |
| **Refining** | | 12 | | 0.43 | | 0.24 |
| **Total Conc. FSR** | | **108** | | **3.86** | | **2.12** |
| | | | | | | |
| **Totals** | | | | | | |
| **Directs** | | 432 | | 15.46 | | 8.49 |
| **Indirects** | | 18 | | 0.64 | | 0.35 |
| **TOTALS** | | **$450** | | **$16.10** | | **$8.84** |

*Based on 27,950 tonnes milled from dumps
**Based on 50,897 oz Ag from dump recovery
***Based on 424.2 t Concentrate from Dumps

### 25.9.3 Economic Analysis

A simplified cash flow forecast has been prepared and is presented as Table 25-12. The economics covers the period from January 2008 through December 2012, at which time the known proven/probable reserves will be exhausted and the fifth year's production will be extracted from the measured and indicated resources. In the interim, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time.

Basic premises for the cash flow involve the silver price, which is taken as $10/ounce. The lead price is taken as $0.50/lb. No escalation was considered for operating costs and expenses. Reclamation expenditures are considered spent in the last three years of the period. It can be seen from the table that a net present value for the project at a 15-percent discount rate is approximately $2.6 million.

Sensitivity analyses were performed at different discount rates and the analysis shows robust economics for La Encantada, as follows:

- At 0 % discount $6.4 million
- At 10 % discount $3.5 million
- Base Case @ 15 % discount $2.61 million
- At 20 % discount $1.9 million
- At 25 % discount $1.4 million.

As expected, the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the La Encantada mine shows positive economics as measured by a cash flow exercise, except when the price of silver falls by 20 percent. Therefore, the postulated reserve position is accepted.

The La Encantada mine is an existing operation, mining and processing high grade ores, therefore a payback period for the purchase price of Minera La Encantada from Peñoles is at the second full year of operation. It can be seen from Table 25-12 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures.

The mine life, based on the proven/probable reserve position, is about 4.0 years and covers production through 2011.

**Table 25-12**
**FIRST MAJESTIC SILVER CORP.**
**MINERA LA ENCANTADA, S.A. DE C.V.**
**La Encantada Silver Mine**
**Simplified Cash Flow**

| Prepared by FMS and reviewed by PAH. | | | | year 1 | year 2 | year 3 | year 4 | year 5 |
|---|---|---|---|---|---|---|---|---|
| CAPITAL EXPENDITURES | | | | | | | | |
| Mine Plan | TPD | | | | | | | |
| TONNES TREATED - flotation oxides ore | 394 | | | 130,000 | 130,000 | 130,000 | 130,000 | 110,000 |
| TONNES TREATED - OXIDE ORE dumps | 197 | | | 65,000 | 65,000 | 30,000 | 0 | 0 |
| **Total Tonnes** | **591** | | | **195,000** | **195,000** | **160,000** | **130,000** | **110,000** |
| Metals Payments | | | | | | | | |
| NSR OXIDES | | | | 873,918 | 874,355 | 403,784 | 0 | 0 |
| NSR Sulphides | | | | 10,171,041 | 10,171,041 | 10,171,041 | 10,171,041 | 8,606,265 |
| **Net Revenues** | | | | **11,044,959** | **11,045,396** | **10,574,825** | **10,171,041** | **8,606,265** |
| | | | | | | | | |
| OPERATING COSTS SULPHIDES: | | | | 6,500,000 | 6,500,000 | 6,500,000 | 6,500,000 | 5,500,000 |
| OPERATING COSTS OXIDES: | | | | 650,000 | 650,000 | 300,000 | 0 | 0 |
| TOTAL OP. COSTS | | | | 7,150,000 | 7,150,000 | 6,800,000 | 6,500,000 | 5,500,000 |
| Royalty Expense | 0 | | | 0 | 0 | 0 | 0 | 0 |
| Property Tax & Insurance | | | | 140,000 | 140,000 | 140,000 | 140,000 | 140,000 |
| | | | | | | | | |
| Net after costs | | | | 3,754,959 | 3,755,396 | 3,634,825 | 3,531,041 | 2,966,265 |
| Interest Expenses | 0 | | | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | |
| Net Profit | | | | 3,754,959 | 3,755,396 | 3,634,825 | 3,531,041 | 2,966,265 |
| Depreciation | | | | 0 | 1,543,750 | 2,477,083 | 3,214,583 | 3,914,583 |
| Net taxable income | | | | 3,754,959 | 2,211,646 | 1,157,742 | 316,457 | -948,318 |
| Profit Sharing | 0.1 | | | 0 | 221,165 | 115,774 | 31,646 | 0 |
| Net profit after profit sharing | | | | 3,754,959 | 1,990,481 | 1,041,967 | 284,811 | 0 |
| Tax @ 29% | 0.29 | | | 0 | 0 | 0 | 0 | 0 |
| Net profit after TAX | | | | 3,754,959 | 1,990,481 | 1,041,967 | 284,811 | 0 |
| depreciation | | | | 0 | 1,543,750 | 2,477,083 | 3,214,583 | 3,914,583 |
| | | | | | | | | |
| Loan Proceeds | | | | | | | | |
| Cash Flow Before Principal & Sustaining Capital | | | | 3,754,959 | 3,534,231 | 3,519,051 | 3,499,395 | 3,914,583 |
| | | | | | | | | |
| CAPEX EQUITY | | | 0 | 6,175,000 | 3,300,000 | | | |
| Sust. Capital | | | | | | 1,975,000 | 200,000 | 175,000 |
| Excess Cash Flow | | | 0 | -2,420,041 | 734,231 | 2,044,051 | 2,799,395 | 3,239,583 |
| | | | | | | | | |
| **Cumulative Cash Flow** | | | **0** | **-2,420,041** | **-1,685,810** | **358,241** | **3,157,636** | **6,397,219** |
| | | | | | | | | |
| IRR | | 0.60 | | | | | | |
| NPV | 0.00 | 6,397,219 | | | | | | |
| | 0.10 | 3,514,583 | | | | | | |
| | 0.15 | 2,613,918 | | | | | | |
| | 0.20 | 1,940,012 | | | | | | |
| | 0.25 | 1,430,886 | | | | | | |

## 26.0 ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com




## NEWS RELEASE

**TSX Venture Exchange – FR**
**Pink Sheets – FRMSF**
**Frankfurt – FMV (WKN: A0LHKJ)**

**June 1, 2007**

### GRANT OF STOCK OPTIONS

First Majestic Silver Corp. (FR.V) (the "Company") announces that it has granted a total of 50,000 stock options to an officer of the Company at a price of $4.64. The stock options are exercisable for a period of three years. The stock option grant is subject to regulatory approval.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**FIRST MAJESTIC SILVER CORP.**

*"signed"*

Keith Neumeyer
President

*This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.*

*The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com




## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

June 18, 2007

## La Encantada Silver Mine Update and New NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-V) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Encantada Silver Mine and the resource development presently underway.

The La Encantada Silver Mine is located in northern Mexico approximately a 2.5 hour drive from the city of Múzquiz in the Coahuila State. Access to the mine by charter airplane from Durango City is about 2:15 hrs flying time or from Torreón city, about 1:15 hrs flying time. The La Encantada property consist of 2,826 hectares (6,982 acres) of mining rights and surface land ownership of 2,271 hectares ( 5,614 acres) where the mine, plant and facilities are installed. The facilities at La Encantada include; a flotation plant with an installed capacity of 800 tonnes per day ("tpd"), including laboratory, maintenance buildings, water wells and pipeline, airfield, 180 houses, mine office, warehouses, club house, kitchen and restaurant facilities and guest houses. The mill is presently running at 600 tpd or approximately 75% capacity which compares to only 35% capacity when the La Encantada was taken over by First Majestic in November 2006.

Underground mine development presently includes drifts, ramps and raises along an extension of about 4 km by about 700m vertically. Numerous production areas are under operation and several other exploration areas have been delineated for further development. Ore is being mined primarily from the Milagros, San Javier, San Francisco, Azul y Oro, Cedritos and Bonanza areas from the underground mine levels 1780, 1790, 1840, 1870, 1910 and 1940 along the NE trending mineralized zone. Exploration is on-going on these breccia zones, mantos and vein structures along the system.

The La Encantada acquisition has exceeded management's expectations at this early stage of developing this mine into a much larger operation. Reserve/Resource development has advanced more quickly than originally anticipated due to the enormous sampling effort carried out by the Company's geological staff and production levels continue to improve.

The mine's geologic potential is enclosed by a calcareous rock formation (Aurora Formation) that presents favourable chemical characteristics (interbedded limestones and dolomites); structural conditions associated with regional features (anticline); local intrusive stocks (granodiorite) that have created domic structures; and numerous dikes and sills that have created high permeability throughout the formation. These geologic characteristics have hosted mineralized breccia pipes (chimneys), breccia zones, bedded deposits, veins and irregular shaped deposits and fault systems. All mineral occurrences throughout the calcareous Aurora Formation consist of oxidized minerals. Partial exploration at La Encantada's deepest mine drifts including a few drill holes have indicated metasomatic deposits in proximity to the intrusive stocks. These occur as skarn rocks with hornfels, garnets and an assemblage of primary sulphide mineralization. This area will be a focus for future exploration programs.

Exploration targets that are getting immediate attention and appear to represent significant potential are; Breccia La Escalera, Geophysical Anomalies A, B, C and D, and the downthrown block of Aurora Formation to the west of La Prieta deposit and Maria Isabel regional fault. The additional sulphides deposits are at; Cuerpo 660, Ojuela and La Morena.

The following summary tables were taken from the complete La Encantada Silver Mine NI 43-101 Technical Report prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (1)**

| Category (2) | Tonnes | Grade | | | Metal Contained (3) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (5) % | Silver only oz. | Silver (oz.) including Lead Credit |
| Proven Mineral Reserves | 357,379 | 412 | 2.03 | 0.61 | 4,738,995 | 4,842,405 |
| Probable Mineral Reserves | 276,127 | 391 | 1.81 | 0.86 | 3,467,341 | 3,547,240 |
| **Total Proven + Probable Mineral Reserves (4)** | **633,506** | **403** | **1.93** | **0.72** | **8,206,336** | **8,389,646** |

**Total Measured + Indicated Resources (1)**

| Category (2) | Tonnes | Grade | | | Metal Contained (3) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (5) % | Silver only oz. | Silver (oz.) including Lead Credit |
| Measured Resources | 1,229,425 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| Indicated Resources | 185,315 | 417 | 2.85 | 0.22 | 2,484,988 | 2,538,620 |
| **Total Measured + Indicated Resources (4,6,7)** | **1,414,470** | **276** | **1.72** | **0.99** | **12,548,168** | **12,957,533** |

**Total Inferred Resources (1)**

| Category (2) | Tonnes | Grade | | | Metal Contained (3) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (5) % | Silver only oz. | Silver (oz.) including Lead Credit |
| **Total Inferred Resources (4,8)** | **1,479,023** | **200** | **0.50** | **0.70** | **9,587,585** | **10,015,550** |

(1) The Total Proven + Probable Mineral Reserves and Total Measured + Indicated Resources and Total Inferred Resources in the tables above are exclusive of each other and are not combined.
(2) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit. (COG=Operating Costs / Ag $10/oz X Mill Recovery X Smelter Payment).
(3) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag. (Pb revenue)= (Pb in concentrates X 63% X 0.50/lb)
(4) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5) Zinc is not recovered at this time
(6) Dump stockpile included in Measured Resource.
(7) La Morena sulphides deposit requires additional test work.
(8) Rounded figures.

The Company is in the process of fully recognizing the mine, identifying reserve and resource blocks and exploring additional areas. The estimated mineral resources are considered conservative, since only adjacent blocks are projected from the reserve blocks. Mineralization within the Aurora Formation has shown high probability of occurrence at faults and fracture zone intersections, as well as in association with intrusive rocks, such as dikes, sills and stocks. Additionally, several other areas of geologic potential exist within the property boundaries.

First Majestic is in the process of an aggressive development and exploration program at La Encantada that includes underground drifting and development which has amounted to 2,555 metres so far this year. In addition, an underground drilling program will commence shortly that is considered to have a high probability of success given the geological conditions of the mineralization at the mine. This present program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increased increment to the resource base and a higher level of reserves for the mine. In addition to these known areas, geologic potential exists to discover additional mineralized zones along the development workings.

In addition to the development and exploration programs underway and planned in and around the mine, the Company is evaluating old waste dumps and tailings. The dumps are presently being screened by a new screening plant installed in April and screened ore is being sent to the mill for processing. A pressure drill program with a BQ (2.5 inches) diameter core designed to test the size and grade of the tailings dams commenced several weeks ago. A 50 metre grid consisting of 700 metres of drilling over 55 holes is underway. To date, 45 holes have been completed for a total of 600 metres. Metallurgical testing is underway at SGS's lab in Durango. It is anticipated that a bulk test will be carried out at the Company's La Parrilla mill near Durango in the coming months.

The prior NI 43-101 Technical Report published for the La Encantada Silver Mine was reported in December 2006. This report did not include any Resource/Reserve estimates as it was written primarily for the purpose of due-diligence and identifying areas of focus for development and exploration. This newly updated NI 43-101 Technical Report prepared by PAH represents the Company's first NI 43-101 Resource/Reserve estimate and will act as a basis for further development and exploration which management is confident will lead to substantially more resources being defined and increases in silver production levels going forward.

The Company intends to issue another updated NI 43-101 Technical Report on the La Encantada Silver Mine in October 2007.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

# Form 51-102F3
## *Material Change Report*

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 601-2010

**Item 2. Date of Material Change**

June 18, 2007

**Item 3. News Release**

The Company disseminated a press release through the services of CCN Matthews.

**Item 4. Summary of Material Change**

The Company provided an update regarding its activities in Mexico at the La Encantada Silver Mine and the resource development presently underway.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 601-2010

**Item 9. Date of Report**

June 18, 2007

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

June 18, 2007

## La Encantada Silver Mine Update and New NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-V) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Encantada Silver Mine and the resource development presently underway.

The La Encantada Silver Mine is located in northern Mexico approximately a 2.5 hour drive from the city of Múzquiz in the Coahuila State. Access to the mine by charter airplane from Durango City is about 2:15 hrs flying time or from Torreón city, about 1:15 hrs flying time. The La Encantada property consist of 2,826 hectares (6,982 acres) of mining rights and surface land ownership of 2,271 hectares ( 5,614 acres) where the mine, plant and facilities are installed. The facilities at La Encantada include; a flotation plant with an installed capacity of 800 tonnes per day ("tpd"), including laboratory, maintenance buildings, water wells and pipeline, airfield, 180 houses, mine office, warehouses, club house, kitchen and restaurant facilities and guest houses. The mill is presently running at 600 tpd or approximately 75% capacity which compares to only 35% capacity when the La Encantada was taken over by First Majestic in November 2006.

Underground mine development presently includes drifts, ramps and raises along an extension of about 4 km by about 700m vertically. Numerous production areas are under operation and several other exploration areas have been delineated for further development. Ore is being mined primarily from the Milagros, San Javier, San Francisco, Azul y Oro, Cedritos and Bonanza areas from the underground mine levels 1780, 1790, 1840, 1870, 1910 and 1940 along the NE trending mineralized zone. Exploration is on-going on these breccia zones, mantos and vein structures along the system.

The La Encantada acquisition has exceeded management's expectations at this early stage of developing this mine into a much larger operation. Reserve/Resource development has advanced more quickly than originally anticipated due to the enormous sampling effort carried out by the Company's geological staff and production levels continue to improve.

The mine's geologic potential is enclosed by a calcareous rock formation (Aurora Formation) that presents favourable chemical characteristics (interbedded limestones and dolomites); structural conditions associated with regional features (anticline); local intrusive stocks (granodiorite) that have created domic structures; and numerous dikes and sills that have created high permeability throughout the formation. These geologic characteristics have hosted mineralized breccia pipes (chimneys), breccia zones, bedded deposits, veins and irregular shaped deposits and fault systems. All mineral occurrences throughout the calcareous Aurora Formation consist of oxidized minerals. Partial exploration at La Encantada's deepest mine drifts including a few drill holes have indicated metasomatic deposits in proximity to the intrusive stocks. These occur as skarn rocks with hornfels, garnets and an assemblage of primary sulphide mineralization. This area will be a focus for future exploration programs.

Exploration targets that are getting immediate attention and appear to represent significant potential are; Breccia La Escalera, Geophysical Anomalies A, B, C and D, and the downthrown block of Aurora Formation to the west of La Prieta deposit and María Isabel regional fault. The additional sulphides deposits are at; Cuerpo 660, Ojuela and La Morena.

The following summary tables were taken from the complete La Encantada Silver Mine NI 43-101 Technical Report prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (1)**

| Category (2) | Tonnes | Grade | | | Metal Contained (3) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (5) % | Silver only oz. | Silver (oz.) including Lead Credit |
| Proven Mineral Reserves | 357,379 | 412 | 2.03 | 0.61 | 4,738,995 | 4,842,405 |
| Probable Mineral Reserves | 276,127 | 391 | 1.81 | 0.86 | 3,467,341 | 3,547,240 |
| **Total Proven + Probable Mineral Reserves (4)** | **633,506** | **403** | **1.93** | **0.72** | **8,206,336** | **8,389,646** |

**Total Measured + Indicated Resources (1)**

| Category (2) | Tonnes | Grade | | | Metal Contained (3) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (5) % | Silver only oz. | Silver (oz.) including Lead Credit |
| Measured Resources | 1,229,425 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| Indicated Resources | 185,315 | 417 | 2.85 | 0.22 | 2,484,988 | 2,538,620 |
| **Total Measured + Indicated Resources (4,6,7)** | **1,414,470** | **276** | **1.72** | **0.99** | **12,548,168** | **12,957,533** |

**Total Inferred Resources (1)**

| Category (2) | Tonnes | Grade | | | Metal Contained (3) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (5) % | Silver only oz. | Silver (oz.) including Lead Credit |
| **Total Inferred Resources (4,8)** | **1,479,023** | **200** | **0.50** | **0.70** | **9,587,585** | **10,015,550** |

(1) The Total Proven + Probable Mineral Reserves and Total Measured + Indicated Resources and Total Inferred Resources in the tables above are exclusive of each other and are not combined.
(2) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit. (COG=Operating Costs / Ag $10/oz X Mill Recovery X Smelter Payment).
(3) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag. (Pb revenue)= (Pb in concentrates X 63% X 0.50/lb)
(4) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5) Zinc is not recovered at this time
(6) Dump stockpile included in Measured Resource.
(7) La Morena sulphides deposit requires additional test work.
(8) Rounded figures.

The Company is in the process of fully recognizing the mine, identifying reserve and resource blocks and exploring additional areas. The estimated mineral resources are considered conservative, since only adjacent blocks are projected from the reserve blocks. Mineralization within the Aurora Formation has shown high probability of occurrence at faults and fracture zone intersections, as well as in association with intrusive rocks, such as dikes, sills and stocks. Additionally, several other areas of geologic potential exist within the property boundaries.

First Majestic is in the process of an aggressive development and exploration program at La Encantada that includes underground drifting and development which has amounted to 2,555 metres so far this year. In addition, an underground drilling program will commence shortly that is considered to have a high probability of success given the geological conditions of the mineralization at the mine. This present program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increased increment to the resource base and a higher level of reserves for the mine. In addition to these known areas, geologic potential exists to discover additional mineralized zones along the development workings.

In addition to the development and exploration programs underway and planned in and around the mine, the Company is evaluating old waste dumps and tailings. The dumps are presently being screened by a new screening plant installed in April and screened ore is being sent to the mill for processing. A pressure drill program with a BQ (2.5 inches) diameter core designed to test the size and grade of the tailings dams commenced several weeks ago. A 50 metre grid consisting of 700 metres of drilling over 55 holes is underway. To date, 45 holes have been completed for a total of 600 metres. Metallurgical testing is underway at SGS's lab in Durango. It is anticipated that a bulk test will be carried out at the Company's La Parrilla mill near Durango in the coming months.

The prior NI 43-101 Technical Report published for the La Encantada Silver Mine was reported in December 2006. This report did not include any Resource/Reserve estimates as it was written primarily for the purpose of due-diligence and identifying areas of focus for development and exploration. This newly updated NI 43-101 Technical Report prepared by PAH represents the Company's first NI 43-101 Resource/Reserve estimate and will act as a basis for further development and exploration which management is confident will lead to substantially more resources being defined and increases in silver production levels going forward.

The Company intends to issue another updated NI 43-101 Technical Report on the La Encantada Silver Mine in October 2007.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

**TSX Venture Exchange – FR**
**Pink Sheets – FRMSF**
**Frankfurt – FMV (WKN: A0LHKJ)**

**June 20, 2007**

## GRANT OF STOCK OPTIONS

First Majestic Silver Corp. (FR.V) (the "Company") reports the granting of 25,000 stock options exercisable at a price of $4.65 per share for a five-year period to a director of the Company. The stock options are subject to vesting pursuant to the terms of the Company's Stock Option Plan and the grant is subject to regulatory approval.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**FIRST MAJESTIC SILVER CORP.**

*"signed"*

Keith Neumeyer
President & CEO

*This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.*

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 601-2010

**Item 2. Date of Material Change**

June 20, 2007

**Item 3. News Release**

The Company disseminated a press release through the services of Canada Stockwatch.

**Item 4. Summary of Material Change**

The Company reported the granting of 25,000 stock options.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

The Company reported the granting of 25,000 stock options exercisable at a price of $4.65 per share for a five-year period to a director of the Company. The stock options are subject to vesting pursuant to the terms of the Company's Stock Option Plan and the grant is subject to regulatory approval.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 601-2010

**Item 9. Date of Report**

June 20, 2007

# Technical Report for the La Parrilla Silver Mine, Durango State, México

*Prepared for*
*First Majestic Silver Corp.*

*July 2, 2007*

*70567*


pincock
allen &
holt

pincock
allen &
holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

*Technical Report for the*
*La Parrilla Silver Mine*
*Durango State, México*

*Prepared for*

*First Majestic Silver Corp.*

*July 2, 2007*

*70567*

Prepared by

**Pincock, Allen & Holt**

***Leonel Lopez, C.P.G.***
***Richard Addison, P.E.***

## 1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects ("NI 43-101") and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report ("43-101F1"). The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

## 2.0 TABLE OF CONTENTS

See discussion in Section 1.

**CONTENTS** Page

CONTENTS (Continued)

CONTENTS (Continued)



TABLES

## CONTENTS (Continued)

Page



## FIGURES

**CONTENTS (Continued)** Page

## 3.0 EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering the La Parrilla Silver Mine located in the Municipality of Nombre de Dios, Durango State, México. The objective of this Technical Report is to provide FMS with a report that will comply with existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

La Parrilla Silver Mine is owned and operated by First Majestic Resources México, S.A. de C.V. (FMRM) a wholly-owned subsidiary of FMS since 2004. La Parrilla mine consists of underground silver / lead / zinc mining operations, and cyanidation and flotation ore processing plants. La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals.

FMRM owns mining rights that cover 3,433.51 hectares (8,484.34 acres) within 36 titled concessions in addition to 49,856.7 hectares (123,197.89 acres) in two claim applications, the final coverage of which will be determined by surveying. Duration of the mineral rights concessions is over 50 years renewable over similar time periods.

La Parrilla mine consists of underground mine development that includes drifts, ramps, raises and old workings along the S-SE-trending Los Rosarios System. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios System comprises the La Rosa, Rosarios, La Blanca and San José mines and it tends to intersect the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include the Quebradillas, Protectora, San Nicolas, San José and Las Vacas, etc.

Historical production records, plus surveying volumes of old stopes within La Parrilla mines, suggest that approximately 700,000 tonnes of silver ores were extracted from these mines at an estimated grade of 395 g/tonne Ag, 2.5 % Pb and 2.3 % Zn. Additional production by Mina Los Rosarios between 1978 and 1991 shows 230,500 tonnes of ore extracted at an average grade of 235 g/tonne Ag; 1.89 % Pb and 1.74 % Zn. This production amounts to 10 million ounces silver, 46.7 million pounds lead and 38.4 million pounds zinc prior to FMRM operations.

FMRM has commenced an aggressive exploration and development program that includes ramps, and drifting and crosscutting into the old working areas of the Los Rosarios System. Exploration budget for the second semester of 2007 is $2.5M. It includes 101 drillholes totaling 23,050m, geophysical and geochemical surveying, and approximately 1,500m of drifting, crosscutting and ramps development. This program is based on the following premises:

1. Resume production and increase operating capacity to take advantage of current high metal prices.

2. Recover lower grade zones and consolidate mining blocks of reserves to support reasonable production schedule and increase La Parrilla Resource / Reserve base.

3. Support exploration activities through channel sampling and underground drilling, and

4. Initiate deep drilling from surface sites.

PAH has reviewed La Parrilla Reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Parrilla has estimated mineable Reserves for the following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The Proven ore category has been projected up to 20 meters from the drift sample data, while the Probable ore category is projected another 20 meters beyond the Proven ore. The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.403 million tonnes averaging 271 grams per tonne silver, 0.20 percent lead and 0.13 percent zinc, for a total of 3.66 million contained ounces of silver with gold credit.

Resource calculations by FMRM at La Parrilla are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource block boundaries along mineralized structures, and another 20m beyond the blocks' width. La Parrilla mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves. The grade for these blocks is determined from the grade estimated for the drillhole intercepted grade and from the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Indicated silver Resources, including oxides and sulfides mineralization, consist of 1.1 million tonnes averaging 358 grams per tonne silver, for a total content of 13,169,500 ounces of silver equivalent

inclusive of gold credit for oxides and lead for sulfides. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is inclusive of gold credit in oxides, at 5 g/tonne Ag, and inclusive of lead credit for sulfides, at 20.6 g/tonne Ag. This estimate is based on the following prices: Ag - $10/oz, Au - $570/oz and Pb - $0.50 / lb.

Table 3-1 presents a summary of La Parrilla Proven and Probable Reserves and Indicated and Inferred Resources.

**TABLE 3-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Silver Mine**
**Reserves / Resources Estimated at May 31, 2007 (1,5,7).**

| TOTAL PROVEN AND PROBABLE RESERVES (3) | | | | | | | | Contained Silver Eq. |
|---|---|---|---|---|---|---|---|---|
| Category | Ore Type | Metric Tonnes | Width m | Au g/tonne | Ag g/tonne | Pb % | Zn % | Ounces (2,3,4) |
| Reserves | OXIDES | 221,858 | 2.74 | 0.00 | 277 | 0.06 | 0.06 | 2,009,526 |
| Reserves | SULFIDES | 181,156 | 2.34 | 0.00 | 263 | 0.38 | 0.21 | 1,651,201 |
| Total Reserves | OXIDES PLUS SULFIDES | 403,014 | 2.56 | 0.00 | [illegible] | 0.20 | 0.13 | 3,660,727 |
| Total Indicated Resources Oxides plus Sulfides (6) | | 1,095,703 | 6.64 | 0.17 | 358 | 1.37 | 0.81 | 13,169,500 |
| Total Inferred Resources Oxides plus Sulfides (6) | | 4,109,291 | 3.63 | 0.15 | 255 | 0.90 | 1.14 | 35,784,500 |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalents based on sales. Prices used for evaluation: Ag - $10/oz; Au - $570/oz; Pb - $0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec. X Payable Au X Au price.
(4) Sulfides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X2204/100) X 0.70 X 0.85 X $0.50 = $6.61/tonne.
(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered.
(6) Rounded.
(7) Reserves and resources in this report are exclusive of each other.

Figure 3-1 shows the Los Rosarios System Reserve / Resource Blocks.

PAH has excluded from the Reserve / Resource base the zinc mineralization, which may represent a significant value for La Parrilla operation, due to the fact that no zinc flotation circuit was active during PAH's site visit. It is PAH's understanding that the flotation circuit to produce and recover zinc concentrates is now being activated by FMRM; however, no results are available at this time to estimate parameters such as recovery rates, etc. for economic considerations. In the current resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in the value or silver equivalent calculation.

PAH notes that these Resources are in addition to the previously reported Reserve.

Additional geologic potential exists within La Parrilla's area to investigate targets that may result in significant resource development for La Parrilla. Direct exploration of the geophysical anomaly areas may result in significant target zones for further exploration. Previous investigations by Grupo México


ROSARIO MINE
LA BLANCA MINE
LA ROSA MINE
SANTA ENCARNACION SHAFT
INFERRED OXIDES
SULFIDES
ORE SHOOT 1
ORE SHOOT 2
ORE SHOOT 3
2,200 m.a.s.l.
2,100
2,000
1,900
1,800
1,700
1,600
Section 22W-22W'
Section 21W-21W'
Section 20W-20W'
Section 19W-19W'
Section 18W-18W'
Section 17W-17W'
Section 16W-16W'
Section 15W-15W'
Section 14W-14W'
Section 13W-13W'
Section 12W-12W'
Section 11W-11W'
Section 10W-10W'
Section 09W-09W'
Section 08W-08W'
Section 07W-07W'
Section 06W-06W'
Section 05W-05W'
Section 04W-04W'
Section 03W-03W'
Section 02W-02W'
Section 01W-01W'
Section 0-0'
Section 1-1'
Section 2-2'
Section 3-3'
Section 4-4'
Section 5-5'
Section 6-6'
Section 7-7'
Section 8-8'
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
DDH Finished
DDH Finished (values less than 100 g/t)
DDH in process
DDH Programmed
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 960
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig3-1.dwg

FIGURE 3-1
LOS ROSARIOS SYSTEM
RESERVE / RESOURCE BLOCK

have also indicated Induced Polarization anomalies, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the La Parrilla holdings are the following:

- San José mine
- Sacramento
- Cerro Santiago
- Stockwork zone to the east of Quebradillas
- Las Víboras
- San Marqueña
- Mina Los Perros
- Color anomaly to the west of San José de la Parrilla
- La Protectora, etc.

Additional Inferred Resources have been projected in Rosarios and San Marcos zones.

First Majestic operates three mines in La Parrilla area. The Rosa/Rosario and La Blanca, the San Marcos, and Las Quebradillas operations, all of which are separate mines within an area of about 10 square kilometers. The production from the mines during the first five months of 2007 has been about 65,700 tonnes at an average grade of 186 gpt Ag. Oxide ore mined was about 45,400 tonnes, while sulfide ore mined was about 20,300 tonnes. The tonnes milled during the 5 months totaled 55,800 tonnes and the approximately 10,000 tonnes of excess were in inventory on the mill patios at the end of May. La Parrilla process plant has both an oxide recovery circuit and sulfide recovery circuit; therefore both doré metal bars and flotation concentrates are produced. Products are marketed to the Peñoles' smelter and refineries, located in Torreon, Coahuila. Silver production for the first 5 months of 2007 was about 204,500 equivalent ounces of silver. Future plans require improvements in production rates, ore head grades and mill recoveries to achieve about 1.54 million ounces of silver equivalent production per year by the end of 2008.

Mining is semi mechanized with trackless loading and hauling, some drilling is done with a new 2-boom electro-hydraulic drill jumbo, but most development and production drilling is accomplished with hand-held jackleg drills, ore and waste mucking and some underground haulage. Medium sized diesel load-haul-dump (LHD) units, are used for underground haulage is largely done with low-profile underground haulage trucks, but underground haulage from the Rosarios area is done with highway type dump trucks. Highway-type dump trucks are used for ore transport to the mill or mill patios and also for transport of mine waste to the construction site for the new tailings berm.

The principal stoping method for the near-vertical veins of La Parrilla area is overhand cut and fill, with backfill mainly obtained from development waste. Drifting and ramping is all trackless, and at times old drifts and other workings that are used in the modern FMRM operations are slashed out to accommodate the trackless equipment. Raising is mainly done conventionally as "bald-headed raises", but some major raises, ventilation, orepasses, etc, are done with contracted raise boring equipment.

The mines are dry and very little water handling is required. Ventilation is primarily by natural flow, and the operators are in the process of boring exhaust ventilation raises for both the San Marcos and Quebradillas operations. Compressed air is provided from surface compressor stations in all three operations.

The ore processing plant at La Parrilla processes both oxide and sulfide silver ore in two separate parallel circuits. The oxide circuit processes an average of 300 tonnes per day of ore containing 200 grams per tonne of silver and recovers about 65 percent of the contained silver as silver bars. The sulfide circuit processes an average of 75 tonnes per day of ore containing about 175 grams per tonne silver and one percent lead and recovers about 65 percent of the silver and about 55 percent of the lead into a concentrate containing about 3.5 kilograms per tonne silver and 20 percent lead.

The plant was extensively expanded and modified in 2006 to allow processing of both oxide and sulfide ore at a rate of 400 tonnes per day each, but has yet to reach full capacity, primarily because of insufficient availability of ore. Metal recoveries have also yet to reach expected values with the plant still in a start-up mode with modifications ongoing and operators learning how best to operate it. Metal recoveries are expected to gradually rise to 70 percent, and may, perhaps, improve further as the mineral processed is extracted from other areas of the mine outside of the transition zone. In addition to the plant expansion, the tailing containment area is presently being expanded.

Figure 3-2 shows Ore Processing Plant Layout.

Infrastructure for the operation is well established with adequate roads, buildings and utility systems. Power and water supply systems were expanded in 2006 to mine and process ore at a higher rate than in the past.

PAH is not aware of any environmental liabilities in La Parrilla mining district. FMRM applied for modifications to the previous operating permits ("Permiso Unico Ambiental") to accommodate the expansion for the processing plant installations. This was granted on March 23, 2006. Most of the surrounding area to La Parrilla is prospective land, except for the San José de la Parrilla town, where no mining activity takes place.

The mine operations are contracted to outside contractors, and surface ore and waste haulage is also contracted. The administration, beneficiation plant and ancillary functions are all accomplished with company personnel. The total personnel on site at the end of May 2007 totaled 370 people of which 252 were outside contractors. The efficiencies achieved to date (May 31) in 2007 was about 1.1 tonnes per man-shift, while that for the mine operations was about 2.2 tonnes per man-shift.



10,200 N
Línea de Descarga de
Espesadores de
Contacto Strupack
Campamento
puerta
Oficinas
SCALE 0 15 30 METERS


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Parrilla Mine

FIGURE 3-2
ORE PROCESSING PLANT LAYOUT

Date of Issue
Jun/2007

Drawing Name
Fig3-2.dwg

Capital expenditures are estimated at about $10.9 million in 2007, $1.15 million in 2008 and at $0.4 million per year for the years 2009 through 2011. The detail of the capital costs is found in the following Table 3-2.

**TABLE 3-2**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Estimated Capital Expenditures, 2007 through 2012**

| | CAPEX SCHEDULE AND SUSTAINING CAPITAL | | | | | | |
|---|---|---|---|---|---|---|---|
| Area of Expenditure | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | TOTALS |
| Exploration | 1,000,000 | 1,000,000 | 150,000 | 150,000 | 150,000 | 150,000 | 2,600,000 |
| Mine Equipment & Development | 4,927,400 | 100,000 | 100,000 | 100,000 | 100,000 | 100,000 | 5,427,400 |
| Crushing Plant | 367,700 | 50,000 | 100,000 | 100,000 | | | 617,700 |
| Grinding Circuit | 707,300 | | 50,000 | 50,000 | 50,000 | 50,000 | 907,300 |
| Cyanidization Circuit | 601,300 | | | | 100,000 | 50,000 | 751,300 |
| Flotation Plant | 400,200 | | | | 50,000 | 50,000 | 500,200 |
| Tailings | 1,123,900 | | | | | | 1,123,900 |
| General Infrastructure | 637,500 | | | | | | 637,500 |
| Utilities | 552,700 | | | | | | 552,700 |
| Working Capital | 284,400 | | | | | | 284,400 |
| Owners's Costs | 314,000 | | | | | | 314,000 |
| | 2,912,500 | | | | | | 2,912,500 |
| Totals | 13,828,900 | 1,150,000 | 400,000 | 400,000 | 450,000 | 400,000 | 16,628,900 |

Site operating costs have averaged about $50 per tonne mined and milled for all of 2006 and for the first five months of 2007. The mining costs were about $22 per tonne, milling costs were about $23 per tonne and site G&A costs averaged about $5.00 per tonne.

An economic analysis of the project resulted in a net present value of $8.7M with an Internal Rate of Return of 21 percent. These values show La Parrilla's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion La Parrilla operation should reach operating capacity within a short period of time.

PAH believes that La Parrilla Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves and Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by La Parrilla were reviewed by PAH and constitute part of an operation by FMRM. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Parrilla operation shows positive economics as measured by a cash flow exercise, and thus the postulated Reserve position is accepted.

# 4.0 INTRODUCTION

First Majestic Silver Corp. (FMS), retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering the La Parrilla Silver Mine located in the Municipality of Nombre de Dios, Durango State, México.

The objective of this Technical Report is to provide FMS with a report that will follow existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

## 4.1 *Qualified Person and Participating Personnel*

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-C.P.G.-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the period of May 15 – 18, 2007 to review current status of the property. Another team of PAH professionals visited La Parrilla mine to review environmental, mine, plant and safety issues during the period of April 13 – 15, 2007. Mr López's prior visit to La Parrilla was in June 21, 2006 as part of a PAH team of professionals to review the operations. Mr. López reviewed available information on La Parrilla mine and has assembled the location, tenure, history, environmental considerations, and all aspects of the geology, and reviewed the sampling, data verification, drilling and project resources. Other PAH members collaborated in the review of reserve estimates, mine and processing, operations and operating and capital costs for La Parrilla mine and operation.

## 4.2 *Terms and Definitions*

La Parrilla mine consists of silver / lead / zinc oxidized and sulfides mineral deposits located in the State of Durango, México. La Parrilla mine comprises numerous mineralized structures, vein, breccia zones and metasomatic mineral concentrations within the area, including additional geologic potential to discover other projected concentrations along regional and local structures and their projected intersections. Some of the known deposits within the La Parrilla area are the following:

- Los Rosarios, La Rosa and La Blanca/San Jose vein system.
- San Marcos.
- Quebradillas,
- Las Vacas,
- San Nicolas,
- Las Animas, and
- Numerous other targets for exploration, such as Milagros, La Víbora, Sacramento etc.

In this report:

- FMS refers to First Majestic Silver Corp.
- FMRM refers to First Majestic Resources México, S.A. de C.V., a wholly-owned Mexican subsidiary of FMS, and operator of La Parrilla mine.
- PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.
- Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.
- La Parrilla Silver Mine, La Parrilla mine or La Parrilla refers to the operating underground mines, processing plants and infrastructure facilities that form this industrial complex.
- Mina Los Rosarios, S.A. de C.V. is a Mexican mining company owned by Mr. José Antonio Gámiz Quiñones and Family, that formerly operated the La Parrilla mines and plant. FMRM acquired the rights to La Parrilla from this company.
- Grupo México refers to the corporation that holds ownership of ASARCO, former ASARCO Mexicana, and a group of Mexican Companies, subsidiaries from which FMRM has purchased mining concessions and properties within La Parrilla area.
- Resource and Reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.
- Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."
- CFM refers to Comisión de Fomento Minero, a Mexican Federal Entity responsible for support and promoting mining activities, including financing and exploration, mining and processing through contracting by small-scale miners (gambusinos). It was shut down by the Mexican Federal Government.

## 4.3 *Units*

All units are carried in metric units, also unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gpt or g/tonne), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

| Abbreviation | Unit or Term |
|---|---|
| $Al_2O_3$ | Alumina |
| ANFO | Ammonium nitrate/fuel oil |
| ASTM | American Society for Testing and Materials |
| Sb | Antimony |
| Ag | Silver |
| As | Arsenic |
| Au | Gold |
| Bi | Bismuth |
| Cd | Cadmium |
| Co | Cobalt |
| Cu | Copper |
| In | Indium |
| Fe | Iron |
| gpt | Grams Per Tonne |
| kcal | Kilocalories |
| kg | Kilograms |
| km | Kilometer |
| k | Thousands |
| Pb | Lead |
| LOM | Life of Mine |
| Mn | Manganese |
| Hg | Mercury |
| m | Meters |
| masl | Meters Above Sea Level |
| mm | Millimeters |
| MT | Million Tonnes |
| mtpd | Metric tonnes per day |
| mtpy | Million tonnes per year |
| NPV | Net Present Value |
| Ni | Nickel |
| % | Percent by weight |
| Patio | refers to yard, court or stocking ground |

| | |
|---|---|
| Se | Selenium |
| SiO | Silica |
| Sn | Tin |
| T or t | Metric Tonne (2,204 lbs) |
| Te | Tellurium |
| Ti | Titanium |
| tpa | Tonnes per annum |
| tpy | Tonnes per year |
| tpd | Tonnes per day |
| ug | Underground |
| Wo | Tungsten Oxide |
| Zn | Zinc |
| $ | United States Dollars |
| $NP | New Mexican Pesos |
| C$ | Canadian Dollars |

## 4.4 *Source Documents*

The source documents for this report are summarized in Section 24.

## 5.0 RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. ("Consultant") and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

- Resource and Reserve Estimates by First Majestic Resources México (FMRM) for La Parrilla mine. Prepared by FMRM staff and reviewed by PAH. May/June 2007.
- La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.
- Legal Opinion – First Majestic Resources México, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 10, 2007.
- Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.
- Information provided by First Majestic Resources México as owner and operator of La Parrilla mine, including data from 2006 to May 2007.
- Information provided by FMRM on concession titles on behalf of the La Parrilla mining operation, as follows:
  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the "Licencia Ambiental Unica No. LAU-10/016-2005" dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, registration No. "FMR141001611" dated April 17, 2006.
  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam "Parrilla II". Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.
  - State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006.
  - Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances. Dated March 1, 2005.

- PAH observations on site visits during the periods of June 20-25, 2006; April 13-15, 2007 and May 15 – 18, 2007.

PAH believes that this information is reliable for use in this report.

This information was also reviewed by FMRM legal advisers and a legal opinion was provided to PAH by the Durango City-based Lawyers Firm of Mr. Carlos Galván Pastoriza. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental compliance for La Parrilla mining – metallurgical operation to be accurate and current and legal standing.

## 6.0 PROPERTY DESCRIPTION AND LOCATION

La Parrilla mine is owned and operated by First Majestic Resources México, S.A. de C.V. (FMRM) a wholly-owned subsidiary of First Majestic Silver Corp. of Vancouver, Canada (FMS) since 2004.

### 6.1 *Property Description*

La Parrilla mine consists of an industrial complex that includes underground silver / gold / lead mining, a cyanidation and a flotation ore processing plants in the municipality of Nombre de Dios, Durango State, México. La Parrilla mine was operated on an small scale by private owners, by Comisión de Fomento Minero and by the Gámiz family from Durango city until 2003, when a purchase agreement was negotiated between the Gamiz Family and FMS which sold out the mineral rights to FMS. In the 1950's ASARCO investigated and operated the Las Vacas, Las Animas and Quebradillas mines in the area, and held the mineral concessions until 2006, when FMS acquired these concessions from Grupo México . Grupo México carried out drilling, geochemical and geophysical surveying during the period of 1975 – 2004.

FMS has initiated an aggressive program of exploration, mine preparation, cyanidation plant improvement, construction of a new flotation plant, and equipment replacement. The FMS production schedule includes mining and development of oxide and sulfide ore for processing in the parallel circuits of cyanidation and flotation, which have an installed combined production capacity of about 800 tpd. Currently La Parrilla operates at about 700 tpd. Figure 6-1 shows La Parrilla mine installations layout.

This Technical Report presents La Parrilla current operating conditions and projections as planned by FMRM.

La Parrilla mine consists of the following major properties:

- Mining rights that cover 3,433.51 hectares (8,484.34 acres) within 36 titled concessions, in addition tow 49856.71 hectares (123198.05 acres) in two claim applications, which final coverage will be determined by surveying. FMRM acquired 13 mining concessions from Mina Los Rosarios (owned by Mr. José Antonio Gámiz Quiñones) that cover 282.57 hectares (698.23 acres) and also has acquired, from Oremex 2 mining concessions with 24.92 hectares (61.6 acres) and from Grupo México's subsidiaries, 21 mining concessions with a total coverage of 3,126.01 hectares (7,724.3722 acres), which results in a coverage of 36 concessions plus two applications for mining claims for a total of 53290.21 hectares (131682.42 acres). Duration of the mineral rights concessions is from June 17, 2036, (El Tecolote, T-121,256) to May 7, 2053, (Parrillass, T-219,888).

- FMRM also owns the surface rights for 5,000 sq.m (0.50 hectares, or 1.24 acres) that were acquired as part of the purchase agreement with Mina Los Rosarios, where the water wells are located. . FMRM also acquired from Grupo México surface rights for 30.00 hectares (74.13 acres) were the Quebradillas mine is located. Finally FMRM has an Agreement with the local Ejido for 15 years which



591,000 E
591,500 E
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2055
2,626,000 N
2,625,500 N
2,625,000 N
CAMINO
CAMINO VECINAL
ESCUELA PRIMARIA
CAMINO
Polvorines
SAN CARLOS
Area Total (Ocupación Temporal):
69 Has.
Perímetro:
3,464.75Mts.
SCALE
0
100
150
METERS
N
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
FIGURE 6-1
GENERAL SITE MAP
Date of Issue
Jun/2007
Drawing Name
Fig6-1.dwg

can be renewed for another 15 years for a total of 78 hectares (170.5 acres) where the plant installations, dumps and tailings are located. A new tailings dam has been authorized and FMRM has reached an agreement to lease, from the Ejido San José de la Parrilla, the land where the tailings dam is in construction.

- Underground mine development that includes drifts, ramps, raises and old workings along the Los Rosarios – La Rosa – La Blanca mineralized structure. This structure extends by about 2.0km in S-SE direction to a projected intersection with the San Marcos structure. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include the Quebradillas, Protectora, San Nicolas, San José and Las Vacas, etc. Numerous areas are in production, preparation and development stages, and other exploration targets have been delineated for further investigation.

- Processing plant facilities by cyanidation with an installed capacity of 400 tpd. It includes all supporting facilities, including smelter to produce doré, laboratory, maintenance, etc. A new flotation plant has been completed and now in a startup and test period, and will reach full capacity of 400 tpd in the near future.

- Limited housing facilities and all operations support installations, such as offices, warehouses, maintenance shops, storage facilities, etc. Currently La Parrilla has a labor force of about 416 workers, employees, and contractors.

- Current production zones and exploration targets include the following areas within La Parrilla:

    - Los Rosarios
    - La Rosa
    - San Jose
    - La Blanca
    - San Marcos
    - Quebradillas
    - Other target areas identified by FMRM within the area.

## 6.2 *Location*

La Parrilla mine is located in the municipality of Nombre de Dios, Durango State, México.

Figure 6-2 shows La Parrilla mines location map.

La Parrilla mine is located on the southeastern part of the Sierra Madre Occidental, within the area boarding the Mesa Central in southeastern Durango State. La Parrilla is located within the physiographic sub-province of "Sierras y Llanuras de Durango", México. La Parrilla plant and installations are located at an elevation of about 2,100m above sea level, while the mine and ore deposits have been developed in


CHIHUAHUA
COAHUILA
SINALOA
DURANGO
ZACATECAS
SAN LUIS POTOSI
NAYARIT
Torreón
Culiacán
Concepción del Oro
Durango
Parrilla
La Parrilla Mine
Sombrerete
Mazatlán
Zacatecas
USA
MEXICO
MEXICO CITY
MAP AREA
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig.6-2.cdr

FIGURE 6-2
LA PARRILLA MINE
GENERAL LOCATION MAP

elevations from about 2,200m to about 1,800m above sea level. Figure 6-3 is a general location map of La Parrilla mine.

Location coordinates to approximate center of La Parrilla property are as follows:

| Geographic | | UTM | |
|---|---|---|---|
| North | 23º 44' 16" | North | 2,625,000 |
| West | 104º 06' 26" | East | 591,500 |

## 6.3 *Mineral Tenure*

PAH has reviewed legal opinion from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by First Majestic Resources México, S.A. de C.V. are current in meeting the legal obligations and requirements of Mexican MIning and Environmental Laws and Regulations including assessment work, property taxes and operating permits.

La Parrilla mine mineral rights are covered by 36 concessions and two applications, which together cover 53290.21 hectares (131682.42 acres), although the applications' coverage may vary, depending on final surveys of the claims. In addition to the mineral rights, La Parrilla has acquired, from Minera Los Rosarios, 5,000 sq.m (1.24 acres) of land were the water wells are located and has made an Agreement with the La Parrilla Ejido for 15 years that can be renewed for another 15 years for a total of 69 hectares (170.5 acres) where the plant, offices, lab, warehouses, waste dumps, tailings dam, and some of the mine portals are located. FMRM also acquired 30 hectares (74.13 acres) that cover location of the Quebradillas mine and adjacent areas from Grupo México.

## 6.4 *Property Ownership*

First Majestic Resources México, S.A. de C.V. (FMRM) is a wholly owned subsidiary of First Majestic Silver Corp. (FMS). FMRM corporate offices are located in the City of Durango, State of Durango, México. FMRM operates La Parrilla mine, an underground silver/lead mine and ore processing facility in the municipally of Nombre de Dios, State of Durango. Ore is being mined primarily from the mineralized zones of Los Rosarios, stopes W-169, Frente 7-E, 8-240; from La Rosa , stopes No. 3, Encarnación shaft area, 513, 7240 and 8240; from San Marcos Rebaje Central, Frente 037N and Rebaje 180; and from Quebradillas stope Q-2.

Exploration is on-going on the surface projections of the mineralized structures from Los Rosarios to San Marcos, and at Quebradillas and La Blanca areas.

La Parrilla holds 38 contiguous mining concessions in the La Parrilla mining district that cover mineral rights for 53290.21hectares. These include 36 mining concessions with exploitation rights (3,433.50 hectares). La Parrilla has also applied for two mining claims, Michis and La Providencia that cover 49856.71 hectares (123198.09 acres) of the surrounding area to those claims acquired from Grupo México and Minera Los Rosarios.

The process to acquire mineral rights from the Mining Department in México is initiated by surveying the area of coverage. The applicant must present a location map of the area requested for mineral rights, which includes descriptions and photographs of local prominent features and the relative positions with regard to other adjacent and nearby pre-existing claims. If the claimed area is free at the time of presenting the application, then a Mining Concession is granted for a 50-year term, which may be renewed for a similar duration.

The Dirección General de Minas issued new Regulations, by Presidential decree, regarding mining concessions in April 26, 2005 to be applied from January 1, 2006, whereby all the Exploration and Exploitation mining claims were transformed to a unique type of Mining Concession for a renewable duration of 50 years. Previous mining claims were automatically adjusted to a 50 year-term from the date of their registration in the Mining Public Registry. The La Parrilla title records are maintained in Durango City, at the Delegación Regional de Minería, at the Mining Agency of Durango (Agencia de Minería), and at the Central Mining Registry in México City (Dirección General de Minas).

According to the title dates of La Parrilla's concessions, mineral rights was due for the earliest titled concessions in the year 2000, and it has been extended for another 50-year period; many other claims have expiration dates beyond the year 2050; these however, may be renewed for another 50 years. PAH reviewed the legal opinion on the current legal status, issued by the legal firm of Mr. Carlos Galván Pastoriza from Durango City, in which the current status of the properties is confirmed as being in good legal standing.

Table 6-1 presents a list of La Parrilla mining concessions. Figure 6-3 shows La Parrilla mining concessions map.

## 6.5 *Mineral Tenure*

FMS acquisition rights of La Parrilla claims from Grupo México include a NSR 1.5% royalty payments that may be acquired by FMRM for a total of US$2,000,000. There are no other encumbrances on La Parrilla mining concessions. FMRM has recently negotiated a lease on the land where the second tailings dam is being built; this includes a yearly payment to the Ejido San José de La Parrilla.

**TABLE 6-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Mining Concessions**

| No. | Name | Title No. | Surface Ha. | Acquired from |
|---|---|---|---|---|
| 1 | Protectora 2 | 169,302 | 32.3560 | Minera Los Rosarios, SA de CV (1) |
| 2 | Extensión Rosa | 169,303 | 6.0000 | Minera Los Rosarios, SA de CV (1) |
| 3 | Rosa y Anexas | 169,304 | 4.0000 | Minera Los Rosarios, SA de CV (1) |
| 4 | Rosario | 169,305 | 5.3670 | Minera Los Rosarios, SA de CV (1) |
| 5 | El Salvador | 169,306 | 1.0000 | Minera Los Rosarios, SA de CV (1) |
| 6 | Ampliación Los Rosarios | 169,307 | 4.0000 | Minera Los Rosarios, SA de CV (1) |
| 7 | Los Michosos | 169,308 | 15.9673 | Minera Los Rosarios, SA de CV (1) |
| 8 | San José | 169,309 | 6.0000 | Minera Los Rosarios, SA de CV (1) |
| 9 | San Marcos | 169,310 | 10.0000 | Minera Los Rosarios, SA de CV (1) |
| 10 | La Protectora | 169,311 | 83.8767 | Minera Los Rosarios, SA de CV (1) |
| 11 | Ampliación del Rosario 2 | 169,312 | 7.5000 | Minera Los Rosarios, SA de CV (1) |
| 12 | San Nicolas | 169,313 | 95.4983 | Minera Los Rosarios, SA de CV (1) |
| 13 | Los Rosarios | 171,082 | 11.0000 | Minera Los Rosarios, SA de CV (1) |
| 14 | La Encarnación | 150,935 | 16.0000 | Minera Montana, S de RL de CV (2) |
| 15 | San Ignacio Dos | 158,205 | 8.9286 | Minera Montana, S de RL de CV (2) |
| 16 | Parrilla II | 203,302 | 16.0000 | Mexicana del Arco, SA de CV (2) |
| 17 | Parrilla V | 203,987 | 0.4088 | Mexicana del Arco, SA de CV (2) |
| 18 | El Tecolote | 121,256 | 20.0000 | Minerales Metálicos del Norte, SA de CV (2) |
| 19 | Las Vacas | 122,739 | 40.0000 | Minerales Metálicos del Norte, SA de CV (2) |
| 20 | La Asunción de Quebradillas | 124,290 | 12.0000 | Minerales Metálicos del Norte, SA de CV (2) |
| 21 | El Socorro | 136,808 | 15.3702 | Minerales Metálicos del Norte, SA de CV (2) |
| 22 | Parrilla 18 | 210,061 | 9.2208 | Industrial Minera México, SA de CV (2) |
| 23 | Parrilla 16 | 214,003 | 44.4244 | Industrial Minera México, SA de CV (2) |
| 24 | Parrilla 19 | 214,557 | 30.0068 | Industrial Minera México, SA de CV (2) |
| 25 | Parrilla 21 | 216,554 | 26.8962 | Industrial Minera México, SA de CV (2) |
| 26 | Parrilla 20 | 216,723 | 9.0000 | Industrial Minera México, SA de CV (2) |
| 27 | Parrilla 22 | 219,888 | 53.9870 | Industrial Minera México, SA de CV (2) |
| 28 | Parrilla XIV | 198,568 | 33.1581 | Industrial Minera México, SA de CV (2) |
| 29 | Parrilla Sur | 198,569 | 874.6880 | Industrial Minera México, SA de CV (2) |
| 30 | Parrilla Norte | 198,570 | 1,742.3879 | Industrial Minera México, SA de CV (2) |
| 31 | Parrilla III | 204,357 | 32.5267 | Industrial Minera México, SA de CV (2) |
| 32 | Parrilla VI | 204,358 | 10.0000 | Industrial Minera México, SA de CV (2) |
| 33 | Parrilla VII | 204,520 | 20.8434 | Industrial Minera México, SA de CV (2) |
| 34 | Parrilla IV | 211,943 | 38.1396 | Industrial Minera México, SA de CV (2) |
| 35 | Parrilla 15 | 212,351 | 8.9420 | Industrial Minera México, SA de CV (2) |
| 36 | La Zacatecana | 217,646 | 88.0107 | Industrial Minera México, SA de CV (2) |
| 37 | Michis | 25/33254 | 31,400.0000 | FMRM (3) |
| 38 | La Providencia | 25/32953 | 18,456.7100 | FMRM (3) |
| **TOTAL COVERAGE** | | | **53,290.21** | |

(1) The company Mina Los Rosarios, S.A. de C.V. owned by Mr. José Antonio Gámiz Quiñones.

(2) Grupo México wholly-owned subsidiary.

(3) Concession application in process at Dirección General de Minas. Surface coverage will be determined at surveying.



LEGEND
OBRA MINERA
POBLADO
CASAS AISLADAS
FMRM
FMRM
OTHERS
SAN JOSÉ
DE LA PARRILLA
SACRAMENTO
LOS ROSARIOS
LA ZACATECANA
LA VIRGEN
LA ILUSION
LA ESPERANZA
LA ESTRELLA
LA ENCARNACION
LA PROTECTORA
TIRO SAN NICOLAS
SAN NICOLAS
PARRILLA XIV
PARRILLA VII
PARRILLA 21
PARRILLA 19
PARRILLA 23
PARRILLA SUR
PARRILLA NORTE
LAS VACAS
PRIMERO DE ENERO
EL SOCORRO
SAN IGNACIO
EL VERGARO
SCALE
0
250
500
1000
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Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
**FIRST MAJESTIC SILVER Corp.**

Project Name
La Parrilla Mine

FIGURE 6-3
MINING CONCESSIONS

Date of Issue
Jun/2007

Drawing Name
Fig6-3.dwg

La Parrilla also owns lots that cover 30.50 hectares (75.3668 acres) of surface land where the Vacas installations where located during the Grupo Mexico operation in the area in the period 1950-1975.

## 6.6 *Environmental*

FMRM applied for change of the terms permitted for operations at La Parrilla due to the expansion of processing and mining capacity. The authorization was granted on Mary 23, 2006 under the operating permit ("Permiso Unico Ambiental").

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below-surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

La Parrilla area is located, within the Ejido San José de la Parrilla and also within private property. La Parrilla has made an Agreement for the surface rights from Ejido San José de La Parrilla under the provisions included in the Mexican Mining Law to permit the use of surface rights for development of projects that are of general economic interest, including mining operations.

## 7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Parrilla mine is located in the southeastern part of the state of Durango, at about 60km to the southeast from the capital city of Durango. It is located in the municipality of Nombre de Dios, at about 1km to the SE of the village of San José de la Parrilla.

Geographic coordinates for the central part of La Parrilla area are as follows:

N – 2,625,000; E – 591,500.

The area is located within the geologic map F13B23, of Dirección General de Geografía, 1:50,000, of the Instituto Nacional de Estadística, Geografía e Informática (INEGI) of Mexico.

La Parrilla mining district consists of numerous silver / gold / lead underground mines, Los Rosarios, La Rosa, San Jose, La Blanca, San Marcos, Las Vacas, Quebradillas, Las Víboras, San Marqueña, Sacramento, Cerro Santiago, Los Perros and other small workings. FMRM has consolidated the district into the La Parrilla operation.

### 7.1 *Accessibility*

Access to the mine is by Federal Highway No. 45 from Durango to Zacatecas. A 4km detour at the 75km marker leads to La Parrilla through the village of San José de la Parrilla and to the mine and plant. La Parrilla is connected to the San José de la Parrilla village by a 1km dirt road. Driving time from Durango city to La Parrilla is approximately 1:00hr.

An airport with flights to major national and some international cities exists at Durango city, but there is no airport in proximity to La Parrilla site.

A project access map is shown in Figure 7-1.

### 7.2 *Infrastructure*

La Parrilla's location is excellent due to its proximity to a Federal Highway, which is now being upgraded to a four-lane road.

La Parrilla housing consists of few houses for employees, apart from an office, warehouses, and other facilities. Power supply to the camp is provided by the National Grid (Comisión Federal de Electricidad). Potable water supply is provided by FMRM from a water well and from the Quebradillas shaft.

Telephone communications are integrated into the national grid. Satellite communications provide internet capabilities at La Parrilla. Hand held radios are carried by all supervisors, managers and all


Nombre de Dios
Durango
SAN MARTIN
SOMBRERETE
SABINAS
Chalchihuites
Tocayos
LA
PARRILLA
La Colorada
Fresnillo
Zacatecas
Real de Asientos
MEXICO
LEYENDA
Mina en Producción
0
50
Kilometers
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
.7-1.cdr

FIGURE 7-1
MINING DISTRICTS WITHIN LA PARRILLA REGION

vehicle operators for internal communications. Most of the supplies and labor required for the operation are brought in from the cities of Durango, Vicente Guerrero, Durango and Zacatecas.

## 7.3 *Climate, Vegetation*

The climate at La Parrilla is semi-dry with annual temperatures that vary from 12ºC to 26ºC, with an average of about 18ºC. The annual average rainfall is about 580mm with most of the rain occurring during the summer months, with occasional rains during the winter. Occasional rain storms may partially interrupt the La Parrilla operations.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is mostly developed in the areas neighboring the population centers in the Mesa Central flatlands, and the principal crops are corn, beans and some wheat. Apple and peach trees are also grown in the region. Fauna in the area consists of deer, coyotes, some reptiles, small animals like rabbits, jackrabbits and birds of prey.

## 7.4 *Physiography, Hydrology*

La Parrilla area is located within the physiographic sub-province of Sierras y Llanuras de Durango, which borders between the Sierra Madre Occidental and the Mesa Central in northwestern México. This physiographic sub-province presents elevations of about 1,600m above sea level in the Mesa Central and up to 3,000m above sea level in the mountain peaks of the Sierra Madre Occidental.

Topography in La Parrilla area is dominated by either isolated mountains or NW-oriented mountain chains, all surrounded by plateaus and flat lands of the Mesa Central. La Parrilla mine portal (San José) is located at an elevation of 2,100m above sea level.

La Parrilla area is located within the hydrologic region of Presidio – San Pedro in the southeastern part of the state of Durango. This hydrologic region comprises about 25 percent of the State's surface, and it includes numerous rivers, such as La Sauceda – Mezquital, Galindo – San Diego, Poanas, etc., and numerous reservoirs, such as Santiago de las Presas, San Bartolo, Santiago Bayacora, Canoas and Guadalupe Victoria.

## 7.5 *Local Resources*

La Parrilla mine is well communicated to various population centers within distances of about 10km to 20km, such as Nombre de Dios and Vicente Guerrero. Vicente Guerrero is a town of 12,000 inhabitants where postal, telephone, banking services, and hotels, restaurants, churches and schools are available. Most of La Parrilla workers are transported from some of these towns to the mine. Durango and Zacatecas cities are located at easy driving distances from La Parrilla for more specialized resources, such as Universities, private and public hospitals as Instituto Mexicano del Seguro Social (IMSS), etc. International flights by commercial airlines to some US and to most national major cities are available from Durango and Zacatecas cities.

## 8.0 HISTORY

La Parrilla mining district was discovered in Spanish Colonial Times of the XVI century, when mining activity was started in the region. Mining districts that are still in operation within this region include mines at Fresnillo, San Martín, Sombrerete, La Colorada, Cerro del Mercado, and others.

In 1950 the Potosí Mining Company carried out exploration investigations in La Parrilla area, and operated Las Vacas and Las Animas mines. ASARCO, which is now part of Grupo México, held numerous mining concessions within the area until 2006, when FMS completed purchase of all the mining claims. These are now part of FMRM holdings in the area.

La Parrilla consists of underground silver-gold-lead mines with a processing facility that was originally built in 1956. The mine and plant were operated until 1999, when the operation was shut down due to low silver prices. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. operated the mine until 1999. The Comisión de Fomento Minero (CFM), a Mexican Federal Entity responsible for promoting and supporting mining, constructed a 180 tpd flotation plant at La Parrilla, which operated as a custom mill to process ores from nearby areas, such as Chalchihuites, Sombrerete, Zacatecas, etc. This plant was purchased in 1990 by Minera Los Rosarios from CFM. Subsequently, in 2004, FMRM acquired the mining rights and plant from Minera Los Rosarios, and successfully negotiated, in 2006, acquisition of the mineral rights held by Grupo México. Today FMRM has consolidated ownership of the plant and all the La Parrilla surrounding land where numerous mineral occurences and mineral deposits are being, or to be investigated.

Production records by ASARCO and Consejo de Recursos Minerales, plus surveying volumes of old stopes within La Parrilla mines, suggest that approximately 700,000 tonnes of silver ores were extracted from these mines at an estimated grade of 395 g/tonne Ag, 2.5 % Pb and 2.3 % Zn.

**TABLE 8-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Historical Mineral Production (*)**

| Mine | Metric Tonnes | Average Grade | | |
|---|---|---|---|---|
| | | Silver g/tonne | Pb % | Zn % |
| Los Rosarios | 530,000 | 450 | 2.60 | 2.80 |
| San Marcos | 100,000 | 250 | 2.20 | 0.50 |
| San José | 50,000 | 125 | 2.00 | 0.80 |
| La Rosa | 20,000 | 350 | 2.50 | 2.00 |
| **Total Estimated Production** | **700,000** | **395** | **2.50** | **2.31** |
| **Total (ounces, lbs, lbs) =** | | **8,897,718** | **38,536,758** | **35,582,567** |

(*) Data provided by FMS from ASARCO and Consejo de Recursos Minerales.

FMRM resumed operations at La Parrilla in 2004, with plans to improve and expand operations. In 2006 FMRM initiated construction of a flotation plant within the cyanidation plant facilities, for total production of 800 tonnes per day, including 400 tonnes per day of oxide ore and 400 tonnes of sulfide ore. This flexibility allows for a more efficient beneficiation of the ores extracted from the various mines within the area.

FMRM has initiated an aggressive exploration program in the area to increase La Parrilla resources and develop more reserves. This program includes drilling with six surface drilling rigs operating in the area, as well as underground development.

Records compiled by FMRM of Mina Los Rosarios operations from 1978 to 1991 show that during that period a total of 230,514 tonnes of ore from mines of the Rosarios System were mined, at an average grade of Ag – 235 gpt; Pb – 1.89 percent; Zn – 1.74 percent. These ores were processed by selective flotation and by bulk flotation, at recoveries of Ag - &78 – 80 percent); Pb – (84 – 88 percent); Zn – (11 – 40 percent). This production resulted in sales of 1.4 million ounces of silver, 8.2 million pounds of lead and 2.8 million pounds of Zinc.

Table 8-2 shows historic record production by Mina Los Rosarios, S.A. de C.V. from 1978 to 1991.

**TABLE 8-2**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**

| Historical Mineral Production by Mina Los Rosarios, S.A. de C.V. (1978 - 1991)(*) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Mine | Metric Tonnes | Average Grade | | | Pb Concentrate | | | Zn Concentrate | | |
| | | Silver g/tonne | Pb % | Zn % | Silver g/tonne | Pb % | Zn % | Silver g/tonne | Pb % | Zn % |
| Selective Flotation | 93,372 | 247 | 2.47 | 2.29 | 3,435 | 38.23 | 5.99 | 636 | 2.63 | 39.62 |
| Metallurgical Recovery | | | | | 0.80 | 0.88 | NA (1) | NA (1) | NA (1) | 0.59 |
| Bulk Flotation | 137,142 | 227 | 1.49 | 1.37 | 3,383 | 0.22 | 11.29 | | | |
| Metallurgical Recovery | | | | | 0.78 | 0.84 | NA (1) | | | |
| **Total Estimated Production** | **230,514** | **235** | **1.89** | **1.74** | **3,404** | **15.61** | **9.14** | **636** | **2.63** | **39.62** |
| Total (ounces, lbs, lbs) = | | 1,742,381 | 9,589,445 | 8,856,100 | 1,374,087 | 8,241,073 | | NA (1) | | 2,779,822 |

(*) Data provided by FMRM from Mina Los Rosarios La Parrilla Silver mine operation.

(1) NA - No Data Available

## 9.0 GEOLOGICAL SETTING

Regional geologic setting at La Parrilla is dominated by an intrusive stock of felsic composition emplaced into a Cretaceous sedimentary sequence of calcareous rocks. This intrusive stock caused structural conditions favorable for subsequent emplacement of mineralization along faults and breccia zones, as well as replacement and skarn deposits into bed and contact zones. La Parrilla mining district mineralization consists of concentrations of silver, lead, iron and zinc. Mineral occurrences at La Parrilla present an oxidized portion that may reach depths of up to 150m. Primary sulfides mineralization follows down to depth within the mineralized structures. Similar geologic characteristics are present in other regional deposits, such as San Martín, where mineralization still exists at depths greater than 700m.

La Parrilla mineral concentrations occur as mineralized structures and breccia zones within stockwork areas and metasomatic deposits with skarns at geologic contact zones between the regional intrusive stock, dikes and sills, with calcareous rocks of Cretaceous age.

### 9.1 *Regional Geology, Structural*

La Parrilla mining district is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, within the sub-province of Sierras y Llanuras de Durango.

La Parrilla is located in the northern side of a contact zone between a dioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

The diorite crops out as an elongated stock with its main axis in a NE45ºSW direction and an extension of about 2.8km, by about 1.5km in width. The skarn zone crops out around the diorite stock, with irregular extensions. These vary in extension from few meters at the NE part, to over 2km to the south. The intrusive rock has been dated as 87 million years. It is composed of plagioclase and hornblende in a phaneritic holocrystaline textured-mass. Numerous dikes and sills branch out from the stock into the sedimentary rocks.

The sedimentary rocks comprise a sequence of dark-gray limestone of the Cuesta del Cura Formation (Albian-Cenomanian). These rocks show strata thickness of 10cm to 40cm with intercalated beds of black flint. Overlaying this Formation a sequence of intercalated thin beds of limestones and shales occurs, which constitute the Indidura Formation (Upper Cretaceous).

A tertiary rhyolitic volcanic flow covers the district's northeastern part.

Main regional fault systems occur associated to this intrusion, in a NW – SE orientation at the northern part of the stock, and N-S orientation at the eastern and southern sides of the skarn zone.

Figure 9-1 shows La Parrilla Regional Geologic Map.


STRATIGRAPHIC COLUMN
UNITS
SYMBOLS
LITHOLOGY
AGE
Qal
ALLUVIUM
QUATERNARY
RHYOLITES FLOWS AND TUFFS
TERTIARY
INDIDURA FORMATION
THIN STRATIFICATION SHALES AND LIMESTONES
UPPER CRETACEOUS
CUESTA DEL CURA FORMATION
THIN LIMESTONES WITH LENSES AND FLINT BANDS
LOWER CRETACEOUS
DIORITE
SKARN
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
N
SCALE
0
150
250
500
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
0567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg

FIGURE 9-1
LA PARRILLA SILVER MINE
GEOLOGIC MAP

## 9.2 *Deposit Geology, Structural*

La Parrilla mineral deposits are associated to geologic structures, which appear related to the intrusive stock, dikes and sills. Structural intersections have also originated breccia zones that caused favorable conditions for mineralization emplacement as stockwork zones. The contact zone between the intrusive stock and sedimentary rocks have also originated metasomatic deposits.

The most important known deposits at La Parrilla occur as vein deposits that pinch-and swell along strike as well as downdip. These are enclosed by three main systems within the mining district.

The first structural system appears to be related in orientation to the regional intrusive stock. Its general strike is NE 60° SW, dipping nearly vertical. It cuts through all regional rock units and it does not appear to represent economic significance.

The second structural system occurs with a general orientation of N 45° - 75° W dipping approximately 50° to 85° to the NE. It cuts through limestone. Diorite and skarn zones. It encloses some of the most important mineral deposits in the area, such as Los Rosarios, El Cármen, San Cayetano, San José, etc.

The third regional structural system is oriented N-S and dips to the E from 45° top vertical. It is generally concordant with the stratification and it encloses important mineral concentrations, such as San Marcos, Quebradillas and San Nicolas.

Figure 9-2 Los Rosarios Deposit Geologic Map.

Figure 9-3 San Marcos Deposit Geologic Map.



STRATIGRAPHIC COLUMN
UNITS
SYMBOLS
LITHOLOGY
AGE
Qal
ALLUVIUM
QUATERNARY
RHYOLITES FLOWS AND TUFFS
TERTIARY
INDIDURA FORMATION
THIN STRATIFICATION SHALES AND LIMESTONES
UPPER CRETACEOUS
CUESTA DEL CURA FORMATION
THIN LIMESTONES WITH LENSES AND FLINT BANDS
LOWER CRETACEOUS
DIORITE
SKARN
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
SCALE
0
50
100
200
METERS
RILLA E-4404
RILLA 2 E-4419
AMPL. DE LOS ROSARIOS
E-6820
LOS ROSARIOS
E-2402
AMPL. DEL ROSARIO 2
E-8153
EL SALVADOR
ROSA Y ANE
E-3656
ROSARIO
E-6423
LA ENCARNACION E
SAN IGNACIO
E-12443
LOS MICHOSOS E-6428
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
9-2.dwg

FIGURE 9-2
LOS ROSARIOS SYSTEM
GEOLOGIC MAP



SAN IGNACIO 2
E-12443
SEGUNDA AMPL. DE LA ESTRELLA
T-122485 E-6563
2300
AMPL. DE LA ESTRELLA T-126937
LA ESTRELLA T-118883
SAN MARCOS
E-6941
TIRO
QUEBRADILLA
TIRO VIBORAS
TIRO EL RECUERDO
EL TECOLOTE
E-6977
EL SOCORRO
T-136808
STRATIGRAPHIC COLUMN
UNITS
SYMBOLS
LITHOLOGY
AGE
Qal
ALLUVIUM
QUATERNARY
RHYOLITES FLOWS AND TUFFS
TERTIARY
INDIDURA FORMATION
THIN STRATIFICATION SHALES AND LIMESTONES
UPPER CRETACEOUS
CUESTA DEL CURA FORMATION
THIN LIMESTONES WITH LENSES AND FLINT BANDS
LOWER CRETACEOUS
DIORITE
SKARN
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
SCALE 0 50 100 200 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig9-3.dwg


FIGURE 9-3
SAN MARCOS - QUEBRADILLAS
GEOLOGIC MAP

## 10.0 DEPOSIT TYPES

La Parrilla mineral deposits consist of structurally-controlled mineral concentrations of silver, gold, lead, zinc and other secondary minerals. These occur associated and partly enclosed by the metasomatic zone created by a stock of dioritic composition that intruded a sequence of calcareous rocks of Cretaceous age.

The plutonic cycle originated uplifting and intense faulting and fracturing of the pre-existing sedimentary rocks. A broad zone of metasomatic alteration was developed around the outer zone of the intrusive and into the sedimentary rocks, which may reach up to about 2km in the southern part of the outcropping contact zone at La Parrilla area.

Three main systems dominate the structural features of La Parrilla geologic environment. These systems created appropriate conditions for mineralization emplacement. They have been determined as follows:

- First system: N 60° - 80° E Dipping nearly vertical.
- Second system: N 45° - 75° W Dipping 50° - 85° to the NE
- Third system: N – S Dipping 45° NE to vertical.

Most known outcropping mineral deposits within La Parrilla area occur related or enclosed by these structural systems, by their intersection zones or by fracture zones associated with the fault systems. Other mineral concentrations may occur related to the skarn zones, within deeper areas towards the plutonic mass.

Figure 10-1 shows a sketch of a typical skarn deposit.

Representative deposits enclosed by these structural systems are the following:

- First system. It appears to be the youngest system, since it cuts through all existing rocks in La Parrilla area. This system is not related to significant deposits.
- Second system. This system encloses the most important known deposits at La Parrilla, such as Sistema Los Rosarios (La Blanca, Rosarios, La Rosa, San José), El Cármen, San Cayetano.
- Third system. It is concordant with stratification and numerous sills to which mineral concentrations are preferentially associated, such as the San Marcos, Quebradillas and San Nicolas deposits.


DISTAL
REPLACEMENT
Ag-Pb-Zn
Vacas
PROXIMAL-DISTAL
REPLACEMENT
Ag-Pb-Zn
Los Rosario-La Blanca-San Marcos-Quebradillas
DISTAL
Au-Ag Bodies
Cerro Santiago-San Marqueña
Skarn
Replacement
Cretaceous limestones
Skarn-Replacement
San Martín Type
Ag-Pb-Zn)
FELSIC INTRUSION
(OLIGOCENE)
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165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parliia Mine
Date of Issue
Jun/2007
Drawing Name
Fig.10-1.cdr

FIGURE 10-1
SKETCH of aTYPICAL SKARN DEPOSIT

Mineral deposits within La Parrilla area present an oxidation zone that may reach depths of 150m from the outcroppings. Sulfides concentrations follow downdip to the oxidized zones, and contain primarily pyrite, galena, esphalerite, argentite and other sulfides. The deepest known mineralization in the area is at about 400m depth from the top of the outcrop at La Parrilla mountain, to Level 9 of the Rosarios mine, at the No. 1 Ore Shoot. Possible mineral occurrence remains open to depth.

The Rosarios' mine extension is known by underground workings for a distance of about 600m and it encloses three ore shoots, each approximately 200m long. Width of the mineralized structures may vary from few centimeters to over 20m. Historical records indicate that a production of about 530,000 tonnes of ore at an average grade of 450 g (14.47 oz) Ag, 2.6 % (57 lbs) Pb and 2.8 %(62 lbs) Zn per tonne, have been extracted from this vein.

San Marcos vein system occurs parallel to metasomatic rocks stratification in a NS direction. It dips about 70º to the East and its width is 1m to 3m. Its extension has been recognized for about 200m along strike, and about 50m to depth. It contains oxidized mineralization with calcite and quartz as gangue minerals. Historical records indicate that about 100,000 tonnes have been extracted from this mine, at an average silver grade of 250 gpt (8 oz).

Figure 10-2 shows the mineralization extension al Rosarios vein.

The Quebradillas deposit is enclosed by an oxidized breccia zone and is under exploration by FMRM since its recent acquisition from Grupo México.

Figure 10-3 shows Mineralization at Rosarios Vein.



2,300
masnm 2,250
NE
2,200
2,150
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
1,700
SW
L.R.
Veta Rosarios
Bno.Ro- 01
Rbo NE 20° SW
Incl. -61°
Bno.Ro- 03
Rbo NE 20° SW
Incl. -50°
Profundidad 57 m.
Profundidad 105 m.
Prof. Total 450.80 m.
Prof. Total 432 m.
LITHOLOGY
CALIZA RECRISTALIZADA
GRANODIORITA
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
HORNFELS
SKARN
SCALE
0
25
50
100
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig10-2.dwg

FIGURE 10-2
VETA ROSARIOS - MINERALIZATION DEPTH


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
10-3.cdr

FIGURE 10-3
MINERALIZATION at ROSARIOS VEIN

## 11.0 MINERALIZATION

..Mineralization at La Parrilla is a typical assemblage of metasomatic deposit minerals with a high content of silver. This mineral assemblage has been affected by a process of oxidation and secondary enrichment. Most mining activity at La Parrilla has been developed along the Rosarios vein within mineralization of the oxide and transition zones. Most of the estimated reserves and resources for this deposit are now localized within the sulfides zone. Drilling (dh RO-10) has indicated resources to a depth of about 200m under the deepest mine drift (Level 9 at the Rosarios area) for a total of 450 meters of known mineralization that remains open at depth.

Mineral assemblage at La Parrilla is typical of hydrothermal vein deposits. It mainly consists of pyrite, esphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, and consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

Figure 11-1 shows a representative longitudinal section through the La Parrilla area.

The most important mineralization consists of vein deposits and mineral concentrations within breccia zones. This consists of oxides, including hematite, limonite and other iron oxides, as well as carbonates and sulfates, with the presence of zinc oxides. Silver and lead represent the main economic minerals within the oxide and transition zones at La Parrilla.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides. Figure 11-2 shows a typical view of mineralized zone at the San Marcos mine.

Figure 11-3 shows a view of an outcropping stockwork mineralization near the Quebradillas mine. This area is under investigation for possible incorporation into the mine's resources.

The La Parrilla mineralization occurs within a range of about 600m in vertical extension (2,300m to 1,700m above sea level). This extension is known through underground development and drill holes and it is still open to depth.


OXIDES
SULFIDES
Elev. 2,200 m.a.s.l.
Elev. 2,100 m.a.s.l.
Elev. 2,000 m.a.s.l.
Elev. 1,900 m.a.s.l.
Level 1
Level 3
Level 5
Level 7
Level 8
Level 9
Indicated 2
Indicated 3
Indicated 4 and Indicated 5
Indicated 6
ORE SHOOT 1
ORE SHOOT 2
Nivel 9
Nivel 8
Nivel 7
Nivel 5
Nivel 3
Nivel 1
10,000 E
10,100 E
10,200 E
10,300 E
10,400 E
10,500 E
10,600 E
10,700 E
10,800 E
9,600 N
9,700 N
9,800 N
9,900 N
10,000 N
OXIDES
SCALE
0
25
50
100
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
-1.dwg

FIGURE 11-1
MINERALIZATION DISTRIBUTION at ROSARIOS VEIN


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
FIGURE 11-2
SAN MARCOS MINE
MINERALIZED BRECCIA ZONE - OXIDES
Date of Issue
Jun/2007
Drawing Name
Fig.11-2.cdr

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 11-3<br>STOCKWORK ZONE OUTCROPPINGS - QUEBRADILLA | Jun/2007 |
| Project No. 567 | Project Name<br>La Parrilla Mine | | Drawing Name<br>11-3.cdr |

## 12.0 EXPLORATION

### 12.1 *Introduction*

La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals. Common practice in these districts' development was to mine out high grade ores, for the most part, without exploration efforts.

La Parrilla was developed by small mining operations and at a later date, under CFM, mostly as a base for custom milling ores of regional mining operations by prospectors (gambusinos).

During the 1950's, ASARCO through its Mexican subsidiaries, entered La Parrilla area and carried out exploration and development in some of the mines within the district, such as Las Vacas, Quebradillas, Las Víboras, etc. During the period of 1990 to 1993, Grupo México drilled approximately 73 drillholes with a total drilled depth of 16,634m. Grupo México also carried out geophysical investigations during 2003 and 2004, including aeromagnetic and Induced Polarization and Resistivity surveying. Geochemical investigations by Grupo México were developed in the Quebradillas, Vacas and Parian areas during the period of 1990 to 2003. These programs included geologic mapping, sampling, geophysical surveying and diamond drilling. FMRM is reviewing all this information to validate or complement the findings.

The latest operating period of La Parrilla, from about 1990 to 2002 was carried out by Minas Los Rosarios in small scale capacity owned by the Gamiz Family. No exploration investigations were made during this period of time. In 2003, when a purchase agreement was negotiated between the Gamiz Family and FMS. The purchase of all mineral rights by FMS took place in May 2004

FMS through its wholly-owned Mexican subsidiary FMRM has commenced an aggressive exploration and development program that includes ramps construction, drifting and crosscutting into the old working areas of the Los Rosarios System. This program was based on the following premises:

1. Resume production and increase operating capacity to take advantage of current high metal prices.

2. Recover lower grade zones and consolidate mining blocks of reserves to support reasonable production schedule and increase La Parrilla resource / reserve base.

3. Support exploration activities for channel sampling and underground drilling, and

4. Initiate deep drilling from surface sites.

FMRM is focusing exploration efforts on large volume targets while mining small to medium size volume mineral concentrations that were left within blocks and accessible areas along the workings.

Table 12-1 Exploration Programs, 1990 – 2007.

**TABLE 12-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Exploration Programs, 1990 - 2007.**

| Exploration Activities | Areas | Quantity | | | |
|---|---|---|---|---|---|
| | | Drillholes No. | Grupo México, m | First Majestic, m | |
| Drilling | Las Vacas | 5 | 1,316 | 0 | 1,316 |
| | La Rosa | 31 | 0 | 5,727 | 5,727 |
| | Los Rosarios | 32 | 0 | 12,776 | 12,776 |
| | Rosarios Oxidos | 17 | 0 | 1,623 | 1,623 |
| | La Blanca | 19 | 0 | 7,441 | 7,441 |
| | San Marcos | 21 | 0 | 6,805 | 6,805 |
| . | San José | 4 | 0 | 740 | 740 |
| | Parian / Quebradillas | 53 | 14,042 | 4,581 | 18,623 |
| | Parian Interior Mina | 5 | 193 | 0 | 193 |
| | Quebradillas Mina | 19 | 1,083 | 0 | 1,083 |
| | San Nicolas | 4 | 0 | 1,139 | 1,139 |
| | TOTAL | 210 | 16,634 | 40,832 | 57,466 |
| Geophysical Surevey - 2003 | Parrilla Intrusive W | IP / RA-Regional | 216 km | Anomaly 1.0km X 1.0km | |
| 2004 | Parrilla District | Aeromagnetic | 5.5km X 6.5km | 2 Anomalies | |
| Program - 2007 | Sacramento | IP / RA Detailed | 25 | In process | |
| Program - 2007 | San Nicolas | IP / RA Detailed | 7 | In process | |
| Program - 2007 | Las Vacas | IP / RA Detailed | 12 | In process | |
| Program - 2007 | Cerro Santiago | IP / RA Detailed | 4 | In process | |
| Program - 2007 | San Marqueña | IP / RA Detailed | 4 | In process | |
| Geochemical Survey | | | | | |
| 1990 - 2003 | Quebradillas - Vacas - Parian (2,200 samples) | | Au, Ag, Pb, Zn, Cu, Fe | Define drilling targets | |
| Program 2007 | Quebradillas - Rosarios - San Marcos (1,900 samples) | | Au, Ag, + 31 elements | Define drilling targets | |

## 12.2 *Exploration Programs*

FMRM exploration programs for the La Parrilla district are designed to investigate principally two types of targets:

- To increase La Parrilla Resource / Reserve base within currently producing areas. These targets include mine workings and drilling for confirmation of blocks and areas in the Los Rosarios System, San Marcos, Quebradillas, Las Vacas, etc.

- To investigate geophysical, geochemical and structural targets that may indicate significant concentrations of minerals. These target areas may represent large-volume exploration targets. These areas are generally associated with the contact zone between the regional intrusive stock and sedimentary formations, or with dykes and sills that may indicate favorable zones for mineral concentrations.

FMRM has considered a significant budget for investment in exploration at La Parrilla. These programs of exploration appear to have already shown positive results by indicating an important Resource / Reserve base for the mine. It is apparent that at no other time during the life of the mine, La Parrilla has shown the Reserves and Resources estimated by FMRM.

Table 12-2 shows the Exploration Program 2007.

**TABLE 12-2**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Exploration Program 2007**

| Exploration Activities | Objective | Areas in the mine | Quantity | Estimated Cost US$ |
|---|---|---|---|---|
| Geophysical Survey, IP | Validate previously identified anomalies | Areas: Quebradillas South, Mine Vacas West, San Marcos South, Parrilla South and North, La Blanca. | 86 Km | 50,000 |
| Geochemical Survey | Define anomalous areas for drilling | Areas: La Parrilla N-S and Las Vacas mine. | 1,600 samples | 75,000 |
| Surface Diamond Drilling (January - June, 2007) | Develop resources | Areas: Quebradillas, Rampa Víboras, La Rosa, Rosarios, La Blanca, San Marcos | 40 dh aprox. 10,400m | 1,100,000 |
| Underground and Surface Diamond Drilling (July - December, 2007) | Increase level of certainty for resources at depth. | Areas: Mina Rosario, Mina La Rosa, San Marcos, La Blanca, Quebradillas - Rampa Víboras, Sacramento, La Cruz, Los Perros, Las Vacas. | 48 dh aprox. 14,250m | 800,000 |
| Underground development, ramps, drifts, crosscuts, drill sites. | Drill site preparation, drifts, crosscuts and ramps for access. | Areas: Rosarios, San Marcos, San Juan, Quebradillas, La Blanca. | 1,040m | 475,000 |
| **TOTAL ESTIMATED COST** | | | | **2,500,000** |

Figure 12-1 shows Exploration Areas for Drilling

### 12.2.1 Geophysical Exploration

In 2003 and 2004 ASARCO carried out geophysical surveying in La Parrilla area. This investigation included Aeromagnetic, Induced Polarization, and Resistivity methods. The objective was to define possible plutonic rocks or structural conditions that may be related to mineral concentrations.



DDH Areas
LEGEND
ALUVION
FORMACION INDIDURA (Caliza)
INTRUSIVO (Granodiorita-Diorita)
TACTITAS
CONGLOMERADO
ROC. VOLCANICAS
DIQUES
VETAS
RUMBO Y ECHADO
CONTACTO GEOLOGICO
MUESTRA
OBRA MINERA
TIRO
ARROYO
CAMINO
LOTES AJENOS
LOTES IMMSA
CATA
TRIANGULACION
SCALE 0 250 500 1000 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007.
Drawing Name
2-1.dwg


FIGURE 12-1
LA PARRILLA SILVER MINE
EXPLORATION DRILLING AREAS

Upon FMRM's acquisition of the mineral rights and property within La Parrilla district from ASARCO, all database and information related to the project was provided by ASARCO to FMRM. FMRM is currently evaluating this information by twin drilling, channel sampling, geochemical sampling and deep drilling. FMRM is also developing underground access ramps, drifts and crosscuts in the Quebradillas, Vacas and Víboras areas.

Figure 12-2 shows Geophysical Survey Magnetic Anomalies

Figure 12-3 shows Geophysical Survey IP Anomalies

FMRM has included in 2007 exploration program IP surveying at the following areas: Quebradillas South, Mina Vacas West, San Marcos South and Parrilla South and North at La Blanca and the Sacramento area to the West of Rosario. Total estimated length of IP surveying is 86km.

### 12.2.2 Geochemical Exploration

No geochemical investigations are under development at La Parrilla at this time. FMRM exploration program for La Parrilla during the rest of 2007 include geologic mapping and geochemical sampling of the Quebradillas and Víboras areas. This program is estimated to include about 1,600 samples.

Grupo México reported geochemical surveying at Quebradillas, Vacas and Parían areas that included 2,200 geochemical samples. No results or details are available to PAH.

PAH recommends run geochemical investigations from drilling samples, initiating core sampling of the different rock formations, other than those mineralized zones. The intention would be to apply geochemical investigations by rock formations and establish a database that may help to make interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The Database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements.

## 12.3 *Drilling*

Drilling programs at La Parrilla have been limited by past operators, since the best exploration results may have been obtained through underground development. Drilling at La Parrilla by Grupo México include programs from 1990 to 1993 that completed 73 drill holes and drilled depth of 16,634m. Mina Rosarios efforts were focused on mine production from 1959 to 2002, when they stop mining activities later in 2004 FMRM took control of the mine and company.

FMRM initiated an aggressive drilling program to explore the various areas of interest within La Parrilla holdings. From the period of June 2005 to June 2007, a total of 162 drill holes have been completed by FMRM at a total drilled depth of 37,943m. These have been drilled as shown in Table 12-3.


LEGEND
GEOLOGY
ROCAS SEDIMENTARIAS
CUATERNARIA
ALUVION
TALUD
CRETACICO
Fm INDIDURA
Fm CUESTA DEL CURA CONGLOMERADO - CALIZAS
Cgl
ROCAS IGNEAS Y METAMORFICAS
RIOLITAS Y TOBAS RIOLITICAS
INTRUSIVOS GRANODIORITICO-MONZONITICO
CRETACICO
SKARN
CALIZAS RECRISTALIZADAS
SYMBOL
BARRENO DADO
RUMBO Y ECHADOS
FISURA PARALELA
VETA
CONTACTO GEOLOGICO
OBRA MINERA
POBLADO
CURVA DE NIVEL
FRACTURAS
FALLA INVERSA
MANTO
DIQUE
TERRACERIA
CASAS AISLADAS
FUNDO GRUPO MEXICO EXPLOTACION
FUNDO GRUPO MEXICO EXPLORACION
FUNDO AJENO
SCALE 0 200 400 800 METERS
MAGNETIC ANOMALIES
IP
Jales
Cgl
Igea
Igla
Ki
Qt
Sk
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
2-2.dwg

FIGURE 12-2
MAGNETIC ANOMALIES


LEGEND
GEOLOGY
SEDIMENTARY ROCKS
QUATERNARY
ALLUVIUM
SOIL
CRETACEUS
INDIDURA Fm
CUESTA DEL CURA Fm
CONGLOMERATE - LIMESTONES
IGNEOUS AND METAMORPHIC ROCKS
RHYOLITE
INTRUSIVES
GRANODIORITE-MONZONITE
CRETACEUS
SKARN
MARBLE
SYMBOL
DDH
STRIKE AND DIP
FISSRE
VEIN
GEOLOGIC CONTACT
MINING WORKS
TOWN
LEVEL CURVES
FRACTURE
REVERSE FAULT
MANTO
DIKE
ROAD
SMALL VILLAGE
ANOMALIAS GEOFISICAS
CARGABILIDAD
POLARIZACION INDUCIDA ENTRE 1900-2000 m.s.n.m.
SCALE
0
200
400
800
METERS
Sk
Qt
Ki
Igea
Igia
Cgl
2050
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig12-3.dwg

FIGURE 12-3
GEOPHYSICAL (IP) ANOMALIES

Table 12-3 shows drilling completed by FMRM at La Parrilla.

**TABLE 12-3**
**Flirst Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Silver Mine.**
**Diamond Drilling Exploration (30/06/2005 to 20/06/2007). (1)**

| Area | Drilling Period | | No. Drillholes | Total Depth - m |
|---|---|---|---|---|
| La Rosa | 30-06-2005 | 6/1/2006 | 31 | 5,723 |
| Quebradillas | 12/2/2006 | 8/6/2007 | 23 | 5,080 |
| San Marcos | 26/02/2006 | 20/06/2007 | 34 | 7,040 |
| Rosarios | 1/3/2006 | 1/1/2007 | 31 | 10,975 |
| Oxides Zone | 28-06/2006 | 9/6/2006 | 17 | 1,635 |
| La Blanca | 18/09/2006 | 20/06/2007 | 26 | 7,490 |
| **Total Drilling** | | | **162** | **37,943** |

(1) Data provided by FMRM.

For the second semester of 2007, FMRM has contracted six drilling rigs to carry out a program that includes 101 drill holes with total programmed depth of 23,050m.

## 13.0 DRILLING

FMRM has been drilling at La Parrilla since June 2005, shortly after acquisition of the Project took place. FMRM is currently drilling with six drill rigs under contract with CAUSA a Gómez Palacio, Durango based drilling company. This program includes drilling from surface and from underground sites.

FMRM has prepared a drilling program to investigate and verify mineral deposits, from both, underground and surface sites. This includes a total of 101 holes planned for the second half of 2007 with programmed depth of 23,050m.

Table 13-1 lists the drilling program for La Parrilla, second half of 2007.

FMRM drilling program for second semester of 2007 includes 12,100 meters in 48 drill holes, and 10,950m in 53 drill holes from underground access. This program is distributed as indicated in Table 13-1.

**TABLE 13-1**
**First Majestic Silver Corp.**
**First Majestic Resources Mexico, S.A. de C.V.**
**La Parrilla Mine**
**Drilling Program, Surface and Underground, Second Semester 2007.**

| Area | Drillholes | Objective | TOTAL | | |
|---|---|---|---|---|---|
| | No. | Geologic Potential | Meters | | |
| Quebradillas/Rampa Viboras | 18 | Verfy Historical Drilling. | 4,300 | | |
| La Rosa-Rosarios | 8 | 5 Ag-Moz. | 2,800 | | |
| La Blanca | 8 | 4 Ag-Moz. | 2,100 | | |
| San Marcos | 6 | 1 Ag-Moz. | 1,200 | | |
| La Cruz | 2 | 4.0 Ag-Moz IP Anomaly | 500 | | |
| Los Perros | 6 | 1.0 Ag-Moz IP Anomaly | 1,200 | 12,100 | Surface |
| Rosario Mine -Ug | 7 | Continuity to depth | 750 | | |
| La Rosa Mine - Ug | 7 | Continuity to depth | 750 | | |
| La Rosa Mine - Ug | 10 | 3.5 Ag-Moz | 2,500 | | |
| San Marcos Mine - Ug | 6 | 1.0 Ag-Moz | 1,200 | | |
| La Blanca Mine - Ug | 7 | Explore Remplacement Deposits | 1,750 | | |
| Vacas - Ug | 6 | 4.5 Ag-Moz | 1,500 | | |
| Quebradillas/Rampa Viboras - Ug | 6 | Verify Historical Drilling,10 Ag-Moz | 1,500 | | |
| Sacramento - Ug | 4 | 5.0 Ag-Moz, Verfy IP Anomaly | 1,000 | 10,950 | Underground |
| | 101 | | TOTAL | 23,050 | Meters |

Figure 13-1 shows the drilling program for La Rosa Vein, Cross Section 0 – 0'.

Figure 13-2 shows the drilling program for La Rosa Vein, Cross Section 1 – 1'.

Figure 13-3 shows the drilling program for La Rosa Vein, Cross Section 7 – 7'.

Figure 13-4 shows Rosarios Vein, Ore Shoot 1, Channel sampling.

PAH believes that this drilling program from underground workings, in combination with underground development, appropriate and well designed to explore promising targets. Geologic potential exists to discover additional mineralized zones along the development workings. Estimated budget for this program is included in Section 22 of this Report - Recommendations.



LOOKING to the SE
NE
SW
L.R.
VETA LA ROSA
Rampa
Bno. Rbo. S20°W
Incl. -60°
L.R. 25
Bno. Rbo. S20°W
Incl. -75°
L.R. 26
Bno. Rbo. S20°W
Incl. -70°
L.R. 27
Bno. Rbo. S20°W
Incl. -66°
L.R. - 32
Corte de
139.95-141.90
BLOQUE L.R-25
Prof. 163.10 m.
BLOQUE L.R-26
Corte de
175.80-186.55
Prof. 200.85 m.
Corte de
217.70-236.05
BLOQUE L.R-27
Prof. 252.70. m.
Prof. 258.00 m.
LITOLOGIA
ALUVION
FORMACION CUESTA DEL CURA
GRANODIORITA
CALIZA RECRISTALIZADA
SKARN
ESTRUCTURA MINERALIZADA
SCALE 0 12.5 25 50 METERS


| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 25-M10 | 139.95 | 140.95 | 1.00 | 0.88 | 184 | 0.05 |
| LR 25-M11 | 140.95 | 141.90 | 0.95 | 0.84 | 158 | 0.03 |
| Ley del Bloque | | | | 1.72 | 171 | 0.04 |

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 26-M2 | 175.80 | 176.60 | 0.80 | 0.69 | 76 | 0.13 |
| LR 26-M3 | 176.60 | 177.60 | 1.00 | 0.87 | 1062 | 0.21 |
| LR 26-M4 | 177.60 | 178.60 | 1.00 | 0.87 | 2238 | 0.16 |
| LR 26-M5 | 178.60 | 179.60 | 1.00 | 0.87 | 2102 | 0.20 |
| LR 26-M6 | 179.60 | 180.60 | 1.00 | 0.87 | 252 | 0.17 |
| LR 26-M7 | 180.60 | 181.60 | 1.00 | 0.87 | 48 | 0.04 |
| LR 26-M8 | 181.60 | 182.60 | 1.00 | 0.87 | 30 | 0.04 |
| LR 26-M9 | 182.60 | 183.60 | 1.00 | 0.87 | 103 | 0.09 |
| LR 26-M10 | 183.60 | 184.65 | 1.05 | 0.91 | 162 | 0.31 |
| LR 26-M11 | 184.65 | 185.65 | 1.00 | 0.87 | 65 | 0.03 |
| LR 26-M12 | 185.65 | 186.55 | 0.90 | 0.78 | 79 | 0.06 |
| Ley del Bloque | | | | 9.31 | 577 | 0.13 |

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 27-M2 | 217.70 | 218.60 | 0.90 | 0.69 | 180.00 | 0.27 |
| LR 27-M3 | 218.60 | 219.40 | 0.80 | 0.61 | 1754.70 | 0.17 |
| LR 27-M4 | 219.40 | 220.25 | 0.85 | 0.65 | 11.70 | 0.00 |
| LR 27-M5 | 220.25 | 221.15 | 0.90 | 0.69 | 37.40 | 0.05 |
| LR 27-M6 | 221.15 | 222.15 | 1.00 | 0.77 | 61.00 | 0.05 |

Prepared by pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for: *FIRST MAJESTIC SILVER Corp.*

Project Name: La Parrilla Mine

FIGURE 13-1
LA ROSA VEIN DRILLING
CROSS SECTION O-O', NE 20° SW

Date of Issue: Jun/2007

Drawing Name: Fig13-1.dwg



NE
LOOKING to the SE
SW
Obra minera a rumbo de veta
L.R. 2
L.R. 1
L.R. 28
Bno. No. 6 (C.R.M.)
Camino
Rampa
Bno. L.R. 1
Bno. de 64°
BLOQUE L.R.-1
Prof. 125.40 m.
BLOQUE L.R.-2
BLOQUE L.R.-2A
Prof. 152.00m.
Espesor real de la veta 12.00 m.
BLOQUE L.R.-28
Prof. 210 m.
Zona de Intersección
entre el Bno. No. 6 (C.R.M.)
y la veta La Rosa
Ag= 340 gr/ton
Prof. 258.70 m.
Prof. 286.35m .
L.R.
2,150
2,100
2,050
2,000
1,950
1,900
1,850
LITOLOGIA
ALUVION
FORMACION CUESTA DEL CURA
GRANODIORITA
CALIZA RECRISTALIZADA
SKARN
ESTRUCTURA MINERALIZADA
SCALE
0
12.5
25
50
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
-2.dwg


FIGURE 13-2
LA ROSA VEIN DRILLING
CROSS SECTION 1-1', NE 20° SW



LOOKING to the SE
NE
SW
2,200
2,150
2,100
2,050
2,000
1,950
1,900
Veta La Rosa
Inferida
Bno. Rbo. S20°W
Incl. -72°
L.R. 20
Bno. Rbo. S20°W
Incl. -60°
L.R. 18
Bno. Rbo. S20°W
Incl. -70°
L.R. 17
Veta de sulfuros
Zona de falla
Bx-zona oxidada
Bx de oxidos
Bloque LR-20
Bloque LR-18
Prof. 162.10 m.
V. Qz con
sulfuros
146.90
a
147.30
158.00
a
158.60
Veta Qz bco.
Pz con sulfuros disem.
Prof. total 182.25 m.
Prof. total 207.10 m.
LITOLOGIA
ALUVION
FORMACION CUESTA DEL CURA
GRANODIORITA
CALIZA RECRISTALIZADA
SKARN
ESTRUCTURA MINERALIZADA
SCALE 0 12.5 25 50 METERS


| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 17-M5 | 90.10 | 91.00 | 0.90 | 0.8 | 189 | 126 |
| LR 17-M6 | 91.00 | 91.75 | 0.75 | 0.67 | 70 | 0.00 |
| Ley del Bloque | | | | 1.47 | 129.5 | 63.00 |

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 18-M19 | 136.46 | 137.46 | 1.00 | 0.79 | 0.11 | 163 |
| LR 18-M20 | 137.46 | 138.46 | 1.00 | 0.79 | 0.05 | 80 |
| LR 18-M21 | 138.46 | 139.50 | 1.05 | 0.83 | 0.05 | 42.2 |
| LR 18-M22 | 139.50 | 140.50 | 1.00 | 0.79 | 0.11 | 74 |
| LR 18-M23 | 140.50 | 141.50 | 1.00 | 0.79 | 0.10 | 127 |
| LR 18-M24 | 141.50 | 142.55 | 1.05 | 0.83 | 0.12 | 110 |
| LEY DEL BLOQUE | | | | 4.81 | 0.09 | 100 |

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 20-M1 | 103.70 | 104.70 | 1.00 | 0.64 | 10 | 0.00 |
| LR 20-M2 | 104.70 | 105.70 | 1.00 | 0.64 | 32 | 0.00 |
| LR 20-M3 | 105.70 | 106.70 | 1.00 | 0.64 | 36 | 0.00 |
| LR 20-M4 | 106.70 | 107.50 | 0.80 | 0.67 | 72 | 0.03 |
| LR 20-M5 | 107.50 | 108.30 | 0.80 | 0.67 | 61 | 0.01 |
| LR 20-M6 | 108.30 | 109.10 | 0.80 | 0.67 | 103 | 0.50 |
| LR 20-M7 | 109.10 | 109.70 | 0.60 | 0.50 | 18 | 0.01 |
| Ley promedio | | | | 5.03 | 46 | 0.08 |

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Parrilla Mine

FIGURE 13-3
LA ROSA VEIN DRILLING
CROSS SECTION 7-7', NE 20° SW

Date of Issue
Jun/2007

Drawing Name
Fig13-3.dwg


9,900 N
10,200 E
Stope 9
BLOCK INDICATED 2
BLOCK INDICATED 3
BLOCK MEASURED 1
BLOCK MEASURED 2
C'
D
D'
E
E'
F
F'
G
G'
H'
Limestone
Intrusive
Vein
Met
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
FIGURE 13-4
ROSARIOS VEIN DRILLING
CHANNEL SAMPLING SHOOT 1
Date of Issue
Jun/2007
Drawing Name
4.dwg

## 14.0 SAMPLING METHOD AND APPROACH

PAH reviewed La Parrilla's sampling program for the preparation of this Technical Report. La Parrilla's current sampling team consists of three sampling crews with three employees each for underground sampling, one sampler for drill core, and one sampling supervisor. This process is managed by the mine geologists.

### Channel Sampling

Exploration sampling for reserve delineation at La Parrilla mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2m to 3m, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of less than 1.50m along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification.

La Parrilla has initiated a sampling quality program by checking the assays of one duplicate sample for every 20 regular samples, including pulp samples. PAH recommends that the sampling procedures include field duplicate samples (for instance, 1 duplicate for every 20 samples) at the mine, and duplicate pulp samples to confirm the sample preparation and assaying methods. PAH recommends that samples be duplicated at about 5 percent for each case, field duplicates and pulp duplicates.

La Parrilla channel sampling program includes approximately 50 samples from working stopes and about 10 samples from exploration areas within the underground mine per day.

All samples are assayed at La Parrilla lab, while duplicate samples are sent to BSI-Inspectorate laboratory, a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango City.

### Drill Core Samples

FMRM exploration drilling is performed by the contractor firm of CAUSA. This company is based in the city of Gómez Palacio, Durango State, and presently is operating six drilling rigs at La Parrilla.

Sampling of the drill core is made after the core has been logged by the mine geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate lab in Durango City. Generally the samples represent core lengths of less than 1.50m. All the core samples are sent for assaying by Inspectorate. The core samples are crushed and pulverized at Inspectorate in Durango City and 250g pulp samples are sent to Reno, Nevada for assaying.

Duplicate core samples are taken by La Parrilla crew from the remaining half of the core, by again splitting the core to a one quarter size. Therefore, one quarter of the core still remains in the box for future reference. Duplicate samples are taken at a rate of approximately one duplicate sample from every twenty regular samples.

Figure 14-1 shows core samples of the oxide mineralization of Rosarios Vein.

Figure 14-2 shows core samples of sulfide mineralization of La Blanca Vein.

Drill hole data are included in the resource/reserve calculations, and are generally applied by La Parrilla in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

No geochemical sampling was done during the PAH site visit.

PAH's opinion, the channel sampling used applied by La Parrilla exploration and mining crews; is done carefully and responsibly by well trained samplers. The sampling appears to reconcile with silver production and sales by La Parrilla. The channel samples appear to properly represent the mineralization of La Parrilla deposits, therefore, they are acceptable for resource and reserve estimates.


SM-17
152.45-154.75

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-1<br>OXIDES MINERALIZATION at DOWN HOLE SAMPLE 17<br>ROSARIOS VEIN | Jun/2007 |
| Project No. 70567 | Project Name: La Parrilla Mine | | Drawing Name: Fig.14-1.cdr |

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-2<br>SULFIDES MINERALIZATION of LA BLANCA VEIN | Jun/2007 |
| Project No. 67 | Project Name<br>La Parrilla Mine | | Drawing Name<br>4-2.cdr |

## 15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

### 15.1 *Sample Preparation*

Exploration, mine development, production, and plant samples are sent to La Parrilla's on-site laboratory for chemical analysis of silver, gold, lead, zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA).

A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and 1 gram is required for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of $\pm$ 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

### 15.2 *Laboratory Facilities*

PAH notes that the La Parrilla laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently processes about 250 samples by fire assay and by AA per day, including exploration samples, development samples, and mill samples. Laboratory personnel include five sample prep operators, one Chief Chemist/AA and one Assistant Operator in fire assay and AA, and a person who weighs samples and reports results. La Parrilla supports students under scholarship programs for practicing at the laboratory during the summer months.

The on-site laboratories consist of two separate buildings for sample preparation and for assaying. The assaying facility includes electric equipment, two crushers, one ball mill and electric and LPG fueled furnaces. Solution samples are analyzed with a Perkin Elmer Analist 400 Atomic Absorption unit.

La Parrilla lab includes facilities for metallurgical testwork. Test work for flotation, cyanidation and gravimetric concentration is done in the lab.

Recently FMRM has established a QC procedure by sending mine samples and/or pulps to an outside laboratory, usually BSI-Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 20. FMRM has established a QC procedure by checking assays. Drill samples are duplicated as one sample for every twenty regular samples. PAH recommends that standard samples and blank samples also be included in the duplicate sampling.

Figure 15-1 shows sample preparation flow chart.

## 15.3 *Check Assaying*

To evaluate sample quality control, La Parrilla performs periodic check analyses on samples. For the month of May 2007, La Parrilla has sent 36 samples to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. La Parrilla has analyzed a total of thirty six check samples for the month of May 2007. All core samples are sent to the BSI-Inspectorate lab for assaying; therefore, the assay check was also performed by the same lab.

Table 15-1 is a list of core samples that were checked by duplicate assays.

Figure 15-2 is a graph that shows the assay check results for gold from the core samples and comparison of Inspectorate Laboratories assays of regular and duplicate samples, for 36 samples of May 2007.

Figure 15-3 ia a graph that shows the assay check results for silver and graph from the core samples and comparison of Inspectorate Laboratories assays of regular and duplicate samples, for 36 samples of May 2007.

The coefficient of correlation for the gold assays is very low due to the low grade assays; however, the correlation for silver assays is acceptable at 91 percent.

Channel sample checks are performed by analyzing random sample pulps at La Parrilla lab with assay checking by the SGS de México lab at Durango. The assays include silver and lead.

Table 15-2 shows the assay comparison for eleven samples corresponding to the month of April 2007. These results show significant differences for both silver and lead. La Parrilla results are higher at a correlation of only 32 percent for the silver and 59 percent for lead.

4 kg initial sample to be dried, and reduced to >80% - mesh (2 mm) with jaw crusher and roll mill

↓

One sub sample of 250 to 300 g obtained with Jones splitter

↓

Pulverization to >90% -150 mesh (106μ) with Labtech LM2 pulverizing mills. Note: clean tested sand is used to avoid contamination between samples during the pulverization process

↓

Pulps are sent to BSI - Inspectorate, Sparks, Nevada for analytical analyses

↓

After optimal acid digestion, a routine 30 element ICP analysis follows - Ag/Au by fire assay/atomic absorption spectroscopy. In case of values obtained marked greater than or over limit these samples will be redone with assay grade procedures

↓

Ag >200 ppm redone with FA/gravimetric analysis Pb, Zn & Cu >10,000 ppm A. R. digestion

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 15-1<br>SAMPLE PREPARATION FLOW CHART | Jun/2007 |
| Project No. 70567 | Project Name La Parrilla Mine | | Drawing Name Fig15-1.dwg |

**TABLE 15-1**
**FIRST MAJESTIC SILVER CORP.**
**FIRST MAJESTIC RESOURCES MEXICO, S.A. DE C.V.**
**La Parrilla Mine**
**Core Sample Checks - BSI-Inspectorate Lab.**

| Sample No | Drill Interval, m | | ORIGINAL SAMPLE | DUPLICATE SAMPLE | ORIGINAL SAMPLE | DUPLICATE SAMPLE |
|---|---|---|---|---|---|---|
| | From | To | Au g/tonne | Au g/tonne | Ag g/tonne | Ag g/tonne |
| LR-01-M 4 | 108.93 | 109.45 | 0.29 | 0.18 | 507 | 321 |
| LR -01- M 10 | 114.65 | 115.95 | 0.01 | 0.03 | 215 | 90 |
| LR - 02-M 4 | 126.65 | 127.35 | 0.40 | 0.06 | 2,356 | 1,672 |
| LR - 02- M 7 | 129.35 | 130.65 | 0.04 | 0.03 | 82 | 70 |
| LR - 02 - M 27 | 149.10 | 148.85 | 0.03 | 0.04 | 250 | 209 |
| LR - 03- M 9 | 114.50 | 116.60 | 0.04 | 0.04 | 255 | 207 |
| LR - 03- M -18 | 125.95 | 126.95 | 0.03 | 0.07 | 106 | 100 |
| LR - 04-M -3 | 141.00 | 142.00 | 0.44 | 0.06 | 175 | 79 |
| LR - 04- M -4 | 142.00 | 143.05 | 0.03 | 0.08 | 75 | 115 |
| LR - 07- M -26 | 160.00 | 160.80 | 0.01 | 0.01 | 33 | 26 |
| LR - 07-M 29 | 162.30 | 163.35 | 0.02 | 0.03 | 50 | 31 |
| LR - 07- M 31 | 164.60 | 165.40 | 0.12 | 0.10 | 634 | 328 |
| LR - 08 - M 27 | 168.90 | 169.90 | 0.02 | 0.03 | 33 | 29 |
| LR - 08- M 31 | 172.90 | 174.35 | 0.01 | 0.04 | 27 | 57 |
| LR - 08 M 38 | 180.75 | 181.75 | 0.11 | 0.14 | 124 | 160 |
| LR - 10 -M 8 | 144.70 | 145.35 | 0.11 | 0.13 | 1,036 | 1,829 |
| LR - 12- M 8 | 116.60 | 119.65 | 0.03 | 0.04 | 171 | 148 |
| LR - 13- M 13 | 151.80 | 152.80 | 0.12 | 0.09 | 142 | 192 |
| LR - 16- M 28 | 75.75 | 76.35 | 0.09 | 0.10 | 111 | 152 |
| LR - 17- M 05 | 90.10 | 91.00 | 0.13 | 0.13 | 189 | 220 |
| LR - 18 M 19 | 136.45 | 137.45 | 0.11 | 0.11 | 168 | 214 |
| LR - 18- M 21 | 138.45 | 139.50 | 0.05 | 0.08 | 42 | 70 |
| LR - 18 M-24 | 141.50 | 142.55 | 0.12 | 0.11 | 110 | 131 |
| LR - 20- M 06 | 108.30 | 109.10 | 0.05 | 0.07 | 103 | 104 |
| LR - 22 - M 01 | 125.10 | 126.10 | 0.04 | 0.06 | 171 | 107 |
| LR - 25- M 10 | 139.95 | 140.95 | 0.01 | 0.04 | 184 | 198 |
| LR - 26 -M 03 | 176.60 | 177.60 | 0.21 | 0.23 | 1,052 | 2,092 |
| LR - 26- M 04 | 177.60 | 178,60, | 0.21 | 0.16 | 2,238 | 2,079 |
| LR - 27- M 03 | 218.60 | 219.40 | 0.17 | 0.37 | 1,755 | 2,865 |
| LR - 27- M 05 | 220.25 | 221.15 | 0.05 | 0.04 | 37 | 21 |
| LR - 28- M 05 | 164.65 | 165.85 | 0.14 | 0.12 | 3,421 | 2,846 |
| LR - 28-M 08 | 167.55 | 168.50 | 0.03 | 0.02 | 105 | 51 |
| LR-31 -M 4 | 254.80 | 255.70 | 0.06 | 0.04 | 471 | 337 |
| LR- 31 M 9 | 259.60 | 261.00 | 0.04 | 0.20 | 136 | 249 |
| LR.-32 M 1 | 240.10 | 241.10 | 0.22 | 0.20 | 168 | 151 |
| LR-32 M 7 | 246.10 | 247.14 | 0.09 | 0.85 | 121 | 118 |
| Minimum value | | | 0.01 | 0.01 | 27 | 21 |
| Maximum value | | | 0.44 | 0.85 | 3,421 | 2,865 |
| Average | | | 0.10 | 0.11 | 468 | 49[illegible] |
| Stad. Dev. | | | 0.10 | 0.15 | 775 | 816 |
| Coefficient Correlation | | | 0.19 | | 0.91 | |



Original Au Au g/tonne
Duplicate Au g/tonne
Gold g/tonne
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36
Sample No.
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig.15-2.cdr


FIGURE 15-2
GOLD ASSAYS CHECK by
BSI-INSPECTORATE LAB.


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Silver g/tonne
Original Ag g/tonne
Duplicate Ag g/tonne
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36
Sample No.
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
15-3.cdr

FIGURE 15-3
SILVER ASSAYS CHECK by
BSI-INSPECTORATE LAB

**Table 15-2**
**FIRST MAJESTIC SILVER CORP.**
**FIRST MAJESTIC RESOURCES MEXICO, S.A. DE C.V.**
**La Parrilla Mine**
**Pulp Samples Checks - SGS México - La Parrilla Labs.**

| Sample No | La Parrilla Lab | | SGS de México Lab | |
|---|---|---|---|---|
| | Ag g/tonne | Pb % | Ag g/tonne | Pb % |
| 4982 | 18 | 0.18 | 8 | 0.22 |
| 4983 | 17 | 0.17 | 5 | 0.17 |
| 5304 | 16 | 0.11 | 7 | 0.06 |
| 5311 | 66 | 1.54 | 55 | 1.30 |
| 5316 | 103 | 0.70 | 46 | 0.37 |
| 5329 | 50 | 0.73 | 10 | 0.08 |
| 5332 | 277 | 2.28 | 22 | 0.41 |
| 5349 | 30 | 0.27 | 35 | 0.42 |
| 5366 | 34 | 0.43 | 2 | 0.07 |
| 5377 | 24 | 0.18 | 9 | 0.13 |
| 5389 | 26 | 0.15 | 7 | 0.08 |
| Average | 60 | 0.61 | 19 | 0.30 |
| Minimum | 16 | 0.11 | 2 | 0.06 |
| Maximum | 277 | 2.28 | 55 | 1.30 |
| Std. Dev | 77 | 0.70 | 18 | 0.36 |
| Coefficient of Correlation | 0.32 | 0.59 | | |

PAH recommends that a more strict and systematic program of assay checks, including field samples and pulps, be implemented, and that the operators investigate the causes for these differences. Pulp sample test differences may indicate poor handling and shipping procedures.

PAH suggests the implementation of a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples to keep a close control of the assay results. PAH recommends that a similar program as that for core samples be established, to compare assay results between La Parrilla lab and Inspectorate for channel and production samples.

## 15.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at La Parrilla mine, and that most of La Parrilla's data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Parrilla operation is being conducted by FMRM in a reasonable manner, consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the mineralization of the deposits, and believes that they may be used with acceptable confidence in the estimation of the mineable reserves.

## 16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Parrilla mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

FMRM is in the process of establishing a systematic procedure to verify data and quality control which has proven effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMRM initiated an effective control of La Parrilla operations since May 2004 when it took control of the mining operation.

La Parrilla maintains an active program of assay checks for the production of concentrates at the mine's lab, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 and graphs present a summary of concentrate assays for May, 2007 that includes 4 of La Parrilla Doré shipments to MET-MEX Peñoles. This summary presents a comparison of assays reported by La Parrilla and by Peñoles.

Statistical analysis of these results indicates a coefficient of correlation of 94 percent for the gold and 92 percent for the silver between the assays at La Parrilla and Peñoles laboratories.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the Doré produced at La Parrilla and shipped to the smelter.

PAH's conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable reserves, and that the sales of Doré are a clear representation of FMRM production sales.

During PAH's site visit six drillholes, from La Blanca (LB-18 and LB-13), from Rosarios (LR-10 and RO-17) and from San Marcos (SM-4 and SM-17) were selected to review FMRM's core and sampling procedures. PAH notes that the core is kept in boxes with clear markings of samples and depth. The core has been split in half and occasionally in one quart for assaying. The mineralization intercepts are sampled and RMRM provided copies of the assay certificates. PAH reviewed the original certificates, which are kept at the Durango office. PAH believes that an adequate amount of checking has been conducted at La Parrilla, and that the results are representative of the mineralization in the deposit.

**TABLE 16-1**
**First Majestic Silver Crop.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Silver Mine**
**Doré Sales, Shipments 065, 066, 067, 068. May 19, 2007.**

| Shipment | Weight Kg | Gold Assays g/tonne | | Silver Assays Kg/tonne | |
|---|---|---|---|---|---|
| No. | Official | FMRM | Penoles | FMRM | Penoles |
| 065 | 226.083 | 754 | 743 | 969.718 | 965.409 |
| 066 | 353.618 | 523 | 520 | 980.529 | 976.635 |
| 067 | 348.427 | 707 | 718 | 968.074 | 977.148 |
| 068 | 409.656 | 680 | 754 | 944.782 | 940.666 |
| Total | 1,337.784 | 658 | 681 | 964.512 | 963.857 |
| Statistics | | | | | |
| Average | 334.446 | 666 | 684 | 965.776 | 964.965 |
| Maximum | 409.656 | 754 | 754 | 980.529 | 977.148 |
| Minimum | 226.083 | 523 | 520 | 944.782 | 940.666 |
| Std.Dev. | 77.378 | 100 | 110 | 15.047 | 17.081 |
| Coef. Correlation | | 0.94 | | 0.92 | |



Gold Assays Comparison
FMRM
MET-MEX Penoles
Gold g/tonne
800
700
600
500
400
300
200
100
0
1
2
3
4
DORE Shipments


La Parrilla Silver Mine
DORE Gold Assays Comparison.

Silver Assays Comparison
FMRM
MET-MEX Penoles
Silver Kg/tonne
990.000
980.000
970.000
960.000
950.000
940.000
930.000
920.000
1
2
3
4
DORE Shipments

La Parrilla Silver Mine.
DORE Silver Assays Comparison.

## 17.0 ADJACENT PROPERTIES

No adjacent properties exist within the surrounding area of La Parrilla. Several mines including: Quebradillas, La Blanca, Las Vacas, San Nicolas and other mines are covered by mining concessions that were recently acquired by FMRM from Grupo México. Therefore, FMRM has consolidated ownership of the area surrounding the La Parrilla project area.

In addition to the mining concessions acquired by FMRM from Minera Los Rosarios and Grupo México, FMRM has applied for two other claims that protect all the surrounding area to La Parrilla. The claims provide coverage of 53,290.21 hectares. This surface may be reduced by pre-existing claims, although FMRM is not aware of other pre-existing claims.

No other mines exist nearby the La Parrilla area. Other mining districts located within the La Parrilla region are the following:

- The Chalchihuites mining district, partially owned by FMS, is located approximately S50ºE and 50km from La Parrilla district.
- La Colorada mine, owned and operated by Pan American Silver is located at about 70 km S40ºE from La Parrilla, and
- The San Martín / Sabinas / Los Tocayos mining district, with mines operated by Grupo México, Peñoles and others near the city of Sombrerete, Zacatecas, is about 60km to the S75ºE from La Parrilla area.

La Parrilla and other regional mining districts as shown in Figure 17-1.

Surface rights for installations, waste dumps, tailings and some of the mines within La Parrilla area have been obtained by FMRM in an Agreement of use of surface rights with the Ejido of La Parrilla for 15 years covering 69 hectares additionally FMRM purchased from Grupo México 30.50 hectares.


San Martin
G. México
Sabinas
Peñoles
47 M oz Ag
La Colorada
Panamerican Silver
25 M oz Ag
Chalchihuites
First Majestic
La Parrilla mine

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 17-1<br>LA PARRILLA and OTHER REGIONAL MINES | Jun/2007 |
| Project No. 567 | Project Name: La Parrilla Mine | | Drawing Name: 17-1.cdr |

## 18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The ore processed from the district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 65 percent of the silver in cyanide leaching, and about 65 percent for silver and 55 percent for lead in the flotation circuit. The recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit are expected to rise to 70 percent in the short term as modifications are made to the circuit and the operators become more skilled, however based on historic data and metallurgic testing the La Parrilla personnel has defined 75% recoveries as a reasonable goal for silver and lead in the medium term.

The valuable minerals in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly-auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the doré bars.

## 19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Parrilla Silver Mine uses conventional, manual methods, supported by computer applications and software, to calculate the tonnage and average grades of the mineral Resources and Reserves. FMRM has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by FMS. Currently FMRM maintains geologic interpretations and mine plans in AutoCAD and databases in Excel spreadsheets. FMRM has reviewed and calculated Resources and Reserves for La Parrilla to assess the current status of the property and to use it as a basis for future updated estimates and reconciliation. This estimate is also the basis for design and evaluation of exploration programs for the mine. This Resource / Reserve calculation has been estimated as of May 31, 2007.

### 19.1 *Introduction*

FMRM initiated exploration activities at La Parrilla area in July 2005. Diamond drilling and underground development works were focused in exploring the Los Rosarios System. Other than exploration by Grupo México at Quebradillas and Vacas mines, no other significant exploration studies had been carried out at La Parrilla until FMRM initiated these investigations. Currently FMRM is exploring by underground development and drilling at La Blanca, La Rosa, Rosarios, San Marcos, Quebradillas, San Onofre and Temis areas. As a result of these exploration efforts, other areas have been located that will be included in future FMRM programs, such as the probable open pitable area to the East of Quebradillas.

Previous Resource / Reserve estimates for La Parrilla indicated;

FMRM initiated exploration programs based on drifting and channel sampling. Old workings and accessible areas within the Los Rosarios System mines are a primary target for confirmation and further exploration by FMRM, as well as other promising areas of resources.

Exploration studies at La Parrilla from 1990 to the end of 2007, including FMRM program for the second semester of the year, and those investigations carried out by now Grupo México, will add to 210 drill holes (65 drilled by Grupo México) with a total drilled depth of 57,466m; 268km of geophysical surveying (IP/RA); 36sq.km of aeromagnetic investigations; and about 4,100 samples for geochemical research, in addition to a significant amount of underground development.

Quebradillas mine was explored and developed by now Grupo México. It was investigated by drifting, ramps and crosscuts, as well as by diamond drilling. Now Grupo México indicated a significant tonnage and grade on Reserves for the mine based on these investigations, however that Reserve is historical and no details are known to the author for consideration in this Report. FMRM has initiated aggressive mine development and drilling to validate those resources.

## 19.2 *Methodology*

La Parrilla Silver Mine actual Reserve and Resource blocks are primarily located in the Los Rosarios System, in the San Marcos and Quebradillas mines. Mineralization at La Parrilla is controlled by regional and local mineralized structures, intrusive stocks, dikes, sills and the metasomatic zone that surrounds the main granodiorite stock.

Regional and local geologic features appear to indicate that the main mineral concentrations are emplaced in the surrounding area to deep granodiorite stocks. These stocks are well defined by magnetic anomalies. Geologic structures are located and oriented around the boundaries of the deep igneous bodies, which probably have originated them during the tectonic events. Breccia zones and intense fracturing of some areas were also originated by the igneous events. Chemically and structurally favorable enclosing rocks allow deposition and replacement of the economic mineralization in the area.

Under this propitious geologic environment, the Resource and Reserve blocks have been defined at the various mineralized structures, veins, veinlets, intersections and stockwork zones at the drift levels along the Los Rosarios System and others mines within the area, where sampling has found economically mineable mineralization.

The Reserve tonnage and grade are based largely on channel samples, while the Resources are largely determined by diamond drilling. Reserve blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones; they may reach lengths of up to 200 meters, and are dependant on the ore shoot extensions. The vertical extension of the Reserve and Resource blocks is projected between contiguous drift levels. Vertical extension if generally projected to 30m, but in some cases it may reach 50m. The Los Rosarios System has been developed and partially drilled, in its central portion, along an extension of approximately 1.50km. Within this distance FMRM has defined four ore shoots. This System includes, from the SE, the La Blanca, Rosarios and La Rosa mines. This central portion of the system comprises the main mining development within La Parrilla, and it also holds the most significant Reserves and Resources known to date.

The San Marcos vein occurs in a general NS strike at the eastern part of the area, and it tends to intercept the Los Rosarios System. The San Marcos mine was developed near the area where this projection may take place. FMRM is reopening and developing the old mine in a systematic manner with ramps and regular drifting to prepare mine blocks for production, as well as for exploration. An ore shoot of approximately 200m long has been delineated and some Reserves are already accessible for production. An intense drilling program indicates continuity of the mineralization to depth as well as along strike.

Other significant resources within the area are now under investigation by FMRM, in the San José, Vacas, Las Víboras, Sacramento, Los Perros, etc.

Geophysical anomalies within the area represent a significant target for exploration since these may indicate geological features that appear to appropriate for finding other mineral concentrations.

Geochemical sampling may be a useful tool to qualify these anomalies. FMRM is utilizing all these techniques to investigate La Parrilla area.

For Reserve estimation, the cross sectional area of mineralization is drawn on each of the blocks using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone. The Reserve Blocks are projected up and down by a maximum length of 20m in vertical extension, although they may be limited by mine drifts or other workings. Mine dilution is adjusted to a minimum mining width of 2.00m. Proven Reserves are based on channel sampling of contiguous drift levels and accessible raises and other mine works. Probable Reserves are projected at 20m beyond the proven blocks. Measured and Indicated Resources are projected beyond the probable Reserves, considering geologic features and evidences of mineralization continuity. Resource estimates are projected at 25m from the drill intercepts.

In PAH's opinion the La Parrilla Reserve / Resource Blocks estimation is in accordance to acceptable engineering practices and appropriate for the geologic characteristics of the mineral deposits within La Parrilla area.

The density factor (specific gravity) is then input into the calculation and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X s.g. = tonnes of material.

The density factor used (2.70) to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Mr. Manuel Yañez Escareño, Manager of the La Parrilla lab.

Table 19-1 shows density determination for 30 representative samples of the various mineralized zones within La Parrilla.

PAH believes that on average the density for mineralization is conservative since the results indicate a general average of 2.79. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each Reserve / Resource Block at La Parrilla, composites of all channels and sample grades that occur on either side within the block's drifts are taken in consideration. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each Reserve Block are then determined by combining the tonnes and grade results obtained for each section that crosses the block. The Resource Block tonnes and grade are tabulated by La Parrilla on a series of spreadsheet summaries.

**TABLE 19-1**
**First Majestic Silver Corp.**
**First Majestic Resources Mexico S.A. de C.V**
**La Parrilla Mine**
***Density Determinations***

| Sample No. | Description | Weight (g) | Density |
|---|---|---|---|
| 4526 | R.O. niv 7 | 55 | 2.59 |
| 4044 | L.R. reb 2 | 55 | 2.75 |
| 4502 | S.M. cro. Nte | 55 | 2.91 |
| 4522 | R.O. niv 7 reb 240 | 55 | 2.69 |
| 4534 | San Onofre | 55 | 2.79 |
| 4524 | R.O. niv 7 reb 240 | 55 | 2.7 |
| 3952 | Quebradillas Q4 | 55 | 3.05 |
| 2796 | San Juan cro. Cargadero | 55 | 2.84 |
| 4530 | San Onofre | 55 | 2.89 |
| 4080 | Rebaje Q4 | 55 | 2.89 |
| 4520 | R.O. niv 8 | 55 | 2.8 |
| 4527 | R.O. niv 8 | 55 | 2.63 |
| 4507 | San Juan | 55 | 2.97 |
| 3953 | Rebaje Q4 | 55 | 2.89 |
| 4506 | San Juan | 55 | 2.99 |
| 3897 | Frente 169 | 55 | 2.83 |
| 3859 | San Jose cro. 169 | 55 | 2.89 |
| 4529 | San Onofre tope | 55 | 2.76 |
| 4550 | L.R. reb 2 | 55 | 2.82 |
| 4049 | S.M. reb anillado | 55 | 2.63 |
| 4545 | L.R. Reb 5.3 | 55 | 2.69 |
| 4057 | Rpa Q 1 sur | 55 | 2.68 |
| 4042 | L.R. reb 2 | 55 | 2.75 |
| 3872 | San Jose cro. 169 | 55 | 2.68 |
| 3854 | San Jose cro. 169 | 55 | 2.77 |
| 4543 | L.R. Nivel 3 | 55 | 3.05 |
| 4061 | Rpa. Q 1 oriente | 55 | 2.61 |
| 4547 | L.R. reb 5.3 | 55 | 2.55 |
| 3899 | San Jose Fte 169 | 55 | 2.7 |
| 2794 | San Juan cro. Cargadero | 55 | 3.05 |
| | Average | | 2.79 |

PAH notes that the sampling conducted across the mineralized zones for use in the reserve estimate is done with cut-off grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as some non economic mineralization below the cutoff grade, in which case La Parrilla eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or the drill holes, be used as much as possible in the blocks of Reserve and Resource estimation.

The Reserve Blocks estimated by La Parrilla are not included within the Resource Blocks.

In PAH's opinion the Reserve and Resource Block estimates carried out by La Parrilla have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves.

## 19.3 *Cutoff Grade Calculation*

For the present (May 31, 2007) La Parrilla mineable Reserve, PAH's economic breakeven cutoff grade calculation was based on the parameters shown in Table 19-2:

**TABLE 19-2**
**First Majestic Silver Corporation**
**La Parrilla Mine**
***Cut-off Grade Parameters**

| Concepts | Costs(US$) and Other |
|---|---|
| | |
| Average Site Operating Cost | $50.50 / tonne |
| Average Total Operating Costs, Oxides Only | $51.55 |
| Average Total Operating Costs, Sulfides Only | $54.66/ tonne |
| Minimum Mining Width (cut & fill) | 2.0 meters |
| Oxides - Ag Mill/Refinery Recovery/Payable | 69.7% |
| Sulfides - Ag Mill/Refinery Recovery/Payable | 66.5% |
| Sulfides - Pb Mill/ Smelter Recovery/Payable | 60.0% |
| Silver Price | $10 / troy ounce ($0.32/ gram) |
| Gold Price | $525 / troy ounce ($16.89 / gram) |
| Lead Price | $0.50 per lb. |
| Gold:Silver Price Ratio | 52.5:1.0 |
| Gold:Silver Metal Ratio (in dore) | 96,000:1.0 |
| Monetary Exchange Rate | $10.95 NP:$1.00 US |
| Oxide COG, Silver Only | 230 |
| COG Silver Equiv.(Incl Gold Credits) | 225 |
| Sulfide COG, Silver Only | 256 |
| Sulfide COG Silver + Gold/Lead/Zinc Credits | 235 |
| | |
| ***Based on costs for 2006 and first 5 months of 2007 operations** | |

Both oxides and sulfides are now being treated in La Parrilla's mill and process plant in separate process circuits; a cyanide leaching circuit for the oxides and a flotation circuit for the sulfides. The product from cyanide leaching and downstream processing is bullion bars and their product from the flotation circuit is silver/lead concentrates. These are very distinct products, with their own unique cost items therefore, a separate cutoff grade must be calculated for oxides and also for sulfides. The average 2006 and 2007 unit costs for each type of ore, oxides and sulfides, are found in Table 25-2 of this report. PAH has used conservative, but reasonable parameters in the cut-off grade calculations. The PAH parameters are shown in Table 19-3 and Table 19-4 of this report.

*Oxide Cutoff Grade*

The oxide cutoff grade calculation is as follows:

- $C_{Ag}$ = (Total Operating Costs/ Price Ag X Ag Met Recovery X Payable Ag) – *Au Credit.
- $C_{Ag}$ = $51.55 / ($10.00 X 0.70 X 0.995 - Au credit = 7.40 opt Ag –Au Credit.
- $C_{Ag}$ = (7.40 opt X 31.1 g/oz) - 5 gpt = 225 gpt Ag.
- *Au Credit = Avg. Au Head Grade X Metallurgical Recovery X Payable Au X Au Price per Gram.
- Au Credit = 0.15 gpt Au X 0.70 X 0.995 X $16.08 per gram = $1.61 per tonne mined. Ag credit = $1.61/($10 X 31.1 gpt) = 5 gpt Ag.

***Sufide Cutoff Grade***

In this calculation, although the mill feed contains +0.5 percent zinc, only silver and lead are included as having value for cutoff purposes. Currently, the zinc reports to the lead concentrate, and is not paid.

The sulfide cutoff grade calculation is as follows:

- $C_{Ag}$ = (Total Operating Costs/ Price Ag X Ag Met Recovery X Payable Ag) - Pb Credits.
- CAg = ($54.66/ $10.00 X 0.70 X 0.95) - Pb Credits = 8.22 opt Ag – Pb Credit
- CAg =( 8.22 opt Ag X 31.1 g/oz) – 20.6 g Ag = 235 gpt Ag equivalent.
- ** Pb Credit = Avg. Pb Head Content X Metallurgical Recovery X Payable Pb X Pb Price per Lb.
- Pb Credit = (1.00 X 2204/100) X 0.70 X 0.85 X $0.50 = $6.61 per tonne.
- Ag equivalent = $6.61/ $10.00 = 0.66 opt Ag X 31.1 g/oz = 20.6 gpt Ag .

The cutoff grades are somewhat sensitive to improved silver recoveries in the process plants. For example, if all other parameters remained the same, i.e operating costs, gold credits, etc., the cutoff grade for oxide would improve to about 174 gpt Ag equivalent if the silver recovery was consistently at 90 percent, shown in Table 19-3 below).

**TABLE 19-3**
**First Majestic Silver Corp.**
**First Majestic Silver Resources Corporation**
**La Parrilla Mine**
***Oxide Cutoff Grades With Recovery Improvements**

| Silver Recovery (%) | Gold Credit (gpt Ag) | Calculated Silver Cutoff Grade (Gpt Ag) | Adjusted Silver Cutoff Grade w/Gold Credit (gpt Ag) |
|---|---|---|---|
| 65 | 5 | 248 | 243 |
| **70** | **5** | **230** | **225 (base case)** |
| 75 | 5 | 215 | 210 |
| 80 | 5 | 201 | 206 |
| 85 | 5 | 190 | 185 |
| 90 | 5 | 179 | 174 |

*Gold recovery assumed at 70 percent in all cases.

Likewise, if all other parameters remained the same; i.e. operating costs, lead credit, etc.; the cutoff grades for sulfides would be about 178 gpt Ag equivalent. The cutoff grades at various silver recoveries are shown in Table 19-4.

**TABLE 19-4**
**First Majestic Silver Corp.**
**First Majestic Silver Resources Corporation**
**La Parrilla Mine**
***Sulfide Cutoff Grades With Recovery Improvements**

| Silver Recovery (%) | Lead Credit (gpt Ag) | Calculated Silver Cutoff Grade (Gpt Ag) | Adjusted Silver Cutoff Grade w/Lead Credit (gpt Ag) |
|---|---|---|---|
| 65 | 21 | 275 | 253 |
| 70 | 21 | 256 | 235 (Base case) |
| 75 | 21 | 238 | 218 |
| 80 | 21 | 224 | 203 |
| 85 | 21 | 210 | 190 |
| 90 | 21 | 199 | 178 |

*Lead recoveries assumed @ 70%, and lead payables @ 85%.

## 19.4 *Reserve Estimates*

PAH has reviewed La Parrilla Reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve Blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Parrilla has estimated mineable Reserves for the following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.403 million tonnes averaging 271 grams per tonne silver, 0.20 percent lead and 0.13 percent zinc, for a total of 3.66 million contained ounces of silver with gold credit. As discussed previously in the calculation methodology section, the proven ore category has been projected up to 20 meters from the drift sample data, while the probable ore category is projected another 20 meters beyond the proven ore.

Table 19-5 presents a summary of La Parrilla proven and probable Reserves.

Figures 19-1 to 19-2 show cross sections of the San Marcos and Quebradillas mines showing the Reserve and Resource Blocks at La Parrilla area.

La Parrilla deposits occur in vein deposits and breccia zones and faults or fracturing intersections that make wide and irregular deposits. Generally ore shoots occur at La Parrilla in alternating zones of wide and narrow areas along the mineralized structures. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

TABLE 19-5
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Silver Mine
Reserves Estimated at May 31, 2007 (1,5,6).

| Mine | Ore Type | Block | Metric Tonnes | Width m | Ag g/tonne | Pb % | Zn % | Contained Silver Eq. Ounces (2) |
|---|---|---|---|---|---|---|---|---|
| PROVEN RESERVES OXIDES (3) | | | | | | | | |
| Rosarios/La Blanca | Oxides | LB-171 | 2,123 | 3.25 | 303 | | | |
| Rosarios/La Blanca | Oxides | LB-174 | 2,123 | 3.25 | 303 | | | |
| La Rosa | Oxidos | LR-1A | 15,115 | 3.01 | 311 | | | |
| La Rosa | Oxidos | LR-1B | 22,904 | 2.54 | 260 | | | |
| La Rosa | Oxidos | LR-2B | 29,782 | 2.54 | 258 | | | |
| La Rosa | Oxidos | LR-1C | 22,904 | 2.58 | 272 | | | |
| La Rosa | Oxidos | LR-2C | 12,280 | 2.60 | 272 | | | |
| La Rosa | Oxidos | LR-1D | 12,157 | 2.32 | 305 | | | |
| La Blanca | Oxides | LB-171 | 2,123 | 3.25 | 303 | | | |
| La Blanca | Oxides | LB-174 | 2,123 | 3.25 | 303 | | | |
| Quebradillas | Oxidos | Q-3A | 3,991 | 2.96 | 244 | | | |
| Quebradillas | Oxidos | Q-3B | 3,991 | 2.96 | 244 | | | |
| San Marcos | Oxidos | SM-1A | 5,437 | 2.43 | 277 | | | |
| | | | 137,051 | 2.65 | 275 | 0.00 | 0.00 | 1,232,385 |
| PROVEN RESERVES SULFIDES (4) | | | | | | | | |
| Rosarios | Sulfuros | LR-1E | 8,235 | 2.18 | 270 | | | |
| Rosarios | Sulfuros | LR-2E | 18,096 | 3.10 | 259 | | | |
| Rosarios | Sulfuros | LR-3E | 13,444 | 2.34 | 273 | | | |
| Rosarios | Sulfuros | LR-4E | 1,096 | 2.00 | 337 | | | |
| Rosarios | Sulfuros | LR-5E | 5,851 | 2.02 | 376 | | | |
| Rosarios | Sulfuros | LR-7E | 8,360 | 2.36 | 251 | | | |
| Rosarios | Sulfuros | LR-8E | 1,091 | 2.00 | 334 | | | |
| Rosarios | Sulfuros | LR-1F | 19,534 | 2.89 | 239 | 0.81 | 0.70 | |
| Rosarios | sulfuros | LR-2F | 19,109 | 2.89 | 239 | 0.81 | 0.70 | |
| Rosarios | Sulfuros | LR-G1 | 3,088 | 2.61 | 320 | | | |
| Rosarios | Sulfuros | LR-G2 | 10,463 | 3.11 | 597 | | | |
| Rosarios | Sulfuros | LR-G3 | 5,476 | 2.18 | 310 | | | |
| Rosarios | Sulfuros | LR-G4 | 14,438 | 5.34 | 480 | | | |
| Rosarios | Sulfuros | LR-G5 | 6,353 | 3.17 | 390 | | | |
| Rosarios/La Blanca | Sulfides | LB-170 | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| Rosarios/La Blanca | Sulfides | LB-173 | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| La Blanca | Sulfuros | LB-170 | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| La Blanca | Sulfuros | LB-173 | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| | | | 139,293 | 2.98 | 331 | 0.35 | 0.22 | 1,575,792 |
| PROBABLE RESERVES OXIDES (3) | | | | | | | | |
| Mine | Ore Type | Block | Metric Tonnes | Width m | Ag g/tonne | Pb % | Zn % | |
| Rosarios | Oxidos | LR-2D | 12,157 | 2.32 | 305 | | | |
| Rosarios | Oxidos | LR-G6 | 14,799 | 5.34 | 480 | | | |
| Rosarios | Oxidos | LR-G7 | 6,353 | 3.17 | 390 | | | |
| Rosarios/La Blanca | Oxides | LB-171-B | 2,123 | 3.25 | 303 | | | |
| Rosarios/La Blanca | Oxides | LB-174-B | 2,123 | 3.25 | 303 | | | |
| La Rosa | Oxidos | LR-3B | 26,737 | 2.51 | 258 | | | |
| La Rosa | Oxidos | LR-3C | 12,280 | 2.60 | 272 | | | |
| La Blanca | Oxides | LB-171-B | 2,123 | 3.25 | 303 | | | |
| La Blanca | Oxides | LB-174-B | 2,123 | 3.25 | 303 | | | |
| Quebradillas | Oxidos | Q-3C | 3,991 | 2.60 | 244 | | | |
| | | | 84,807 | 3.12 | 319 | 0.00 | 0.00 | 884,126 |
| PROBABLE RESERVES SULFIDES (4) | | | | | | | | |
| Rosarios | sulfuros | LR-9E | 5,851 | 2.02 | 259 | | | |
| Rosarios | sulfuros | LR-11E | 6,983 | 2.36 | 251 | | | |
| Rosarios | sulfuros | LR-12E | 5,260 | 2.00 | 334 | | | |
| Rosarios | sulfuros | LR-2F | 19,109 | 2.89 | 239 | 0.81 | 0.70 | |
| Rosarios/La Blanca | Sulfides | LB-170-B | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| Rosarios/La Blanca | Sulfides | LB-173-B | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| La Blanca | Sulfuros | LB-170-B | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| La Blanca | Sulfuros | LB-173-B | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| | | | 41,862 | 2.53 | 300 | 0.80 | 0.39 | 431,117 |
| TOTAL PROVEN AND PROBABLE RESERVES | | | | | | | | (3, 4) |
| OXIDES | | | 221,858 | 2.74 | 277 | 0 | 0 | 2,009,526 |
| SULFIDES | | | 181,156 | 2.34 | 263 | 0.38 | 0.21 | 1,651,201 |
| OXIDES PLUS SULFIDES | | | 403,014 | 2.56 | 271 | 0.20 | 0.13 | 3,660,727 |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalente based on sales. Prices used for evaluation: Ag - $10/oz; Au - $570/oz; Pb - $0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec. X Payable Au X Au price.
(4) Sulfides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X2204/100) X 0.70 X 0.85 X $0.50 = $6.61/tonne.
(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered.
(6) Reserves and resources in this report are exclusive of each other.


NW
LOOKING NE
SE
2100 masl
2050
2000
1950
1900
1850
SECTION 3N-3N'
SECTION 2N-2N'
SECTION 1N-1N'
SECTION 1NA-1NA'
SECTION 0-0'
SECTION 1A-1A'
SECTION 1-1'
SECTION 2-2'
SECTION 3-3'
SECTION 4-4'
SECTION 5-5'
SECTION 6-6'
SMI-01
SMI-02
SMI-03
SHAFT
GENERAL RAMP
C/P VENT
RPA. 8887
RPA. 8843
RPA. 8847
RPA. 8861
RPA. OPAL
ORE SHOOT 1 SAN MARCOS
Suspendido por obas minera
RESERVES
RESOURCES
MEASURED
PROVEN
INDICATED
PROBABLE
INFERRED
DDH Finished
DDH in process
DDH Finished (values less than 100 g/t)
DDH Programmed
SCALE
METERS
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Prepared for FIRST MAJESTIC SILVER Corp.

Project Name La Parrilla Mine

FIGURE 19-1
SAN MARCOS MINE
RESERVE / RESOURCE BLOCKS

Date of Issue Jun/2007

Drawing Name Fig19-1.dwg


SURFACE
LEVEL 1
V-1A
Q-3A
V-1B
Q-3B
EL RECUERDO
LEVEL 2
V-1C
Q-3C
EL RECUERDO
LEVEL 3
MASL
ELEV 2100
ELEV 2100
QUEBRADILLA MINE
VIBORAS RAMP
ELEV 2000
ELEV 2000
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
DDH Finished
DDH in process
DDH Finished (values less than 100 g/t)
DDH Programmed
SCALE
0
10
20
40
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
-2.dwg

FIGURE 19-2
QUEBRADILLAS MINE
RESERVE / RESOURCE BLOCKS

## 19.5 *Resource Estimation*

Resource calculations by FMRM at La Parrilla are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of reserves for the measured resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource Block boundaries along mineralized structures, and another 20m beyond the blocks' width. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and on the ore shoots projections and they may reach 200m in length as in the Rosarios mine.

La Parrilla mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves.

The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade and from the adjacent Reserve Blocks, and sampling in mine workings and drill holes located within the block area.

Since FMRM is in the process of fully recognizing La Parrilla area, identifying Reserve and Resource Blocks indicated by previous operators, and exploring additional areas, the estimated mineral resources are considered conservative, since only adjacent blocks are projected from the Reserve Blocks. Mineralization within the metasomatic zone in the contact between the intrusive stock and the carbonaceous Cuesta del Cura Formation has shown high probability of occurrence as Skarn deposits.

Additional geologic potential exists within La Parrilla's area to investigate targets that may result in significant resource development for La Parrilla. Direct exploration of the geophysical anomaly areas may result in significant target zones for further exploration. Previous investigations by now Grupo México have also indicated IP anomalies, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the La Parrilla holdings are the following:

- San José mine
- Sacramento
- Cerro Santiago
- Stockwork zone to the East of Quebradillas
- Las Víboras
- San Marqueña
- Mina Los Perros
- Color anomaly to the West of San José de la Parrilla
- La Protectora, etc.

Additional Inferred Resources have been projected in the Rosarios and San Marcos zones.

PAH has excluded from the Reserve / Resource base the zinc mineralization, which may represent a significant value for La Parrilla operation, due to the fact that no zinc flotation circuit was active during our site visit. It is our understanding that the flotation circuit to produce and recuperate zinc concentrates is now being activated by FMRM; however, no results are available at this time to estimate parameters such as recovery rates, etc. for economic considerations. In the current resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in the value or silver equivalent calculation.

La Parrilla estimate of Indicated Resource Blocks as reviewed by PAH, is shown in Table 19-5. No Measured Resources have been estimated by La Parrilla, since most of the resources are defined by diamond drilling. The Indicated silver Resources, including oxides and sulfides mineralization, consist of 1.1 million tonnes averaging 358 grams per tonne silver, for a total content of 13,169,500 ounces of silver equivalent net of gold credit for oxides and lead for sulfides. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is net of gold credit in oxides, at 5 g/tonne Ag, and net of lead credit for sulfides, at 20.6 g/tonne Ag. This estimate is based on the following prices: Ag - $10/oz, Au - $570/oz and Pb - $0.50 / lb.

Table 19-6 shows the Indicated Resource and the Inferred Resource Estimate for La Parrilla. PAH notes that these resources are in addition to the previously reported Reserve.

La Parrilla has estimated additional silver resources at a distance beyond the Proven and Probable Reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other Reserve or Resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on widely-spaced drill holes, surface sampling or old surface workings. These resources are presented by La Parrilla as Inferred Resources.

The Inferred Resources need considerable grade and tonnage information before they can be "proved up" to "mineable Reserves." To date, Los Rosarios system at La Parrilla has demonstrated a continuity along about 2.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future, resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred Resources for La Parrilla are presented in the lower portion of Table 19-6.

**TABLE 19-6**
**First Majestic Silver Crop.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Silver Mine**
**Resources Estimated at May 31, 2007 (1,5,6).**

| Mine | Ore Type | Block / Drill | Metric Tonnes | Width m | Au g/tonne | Ag g/tonne | Pb % | Zn % | Contained Silver Eq. Ounces (2) |
|---|---|---|---|---|---|---|---|---|---|
| **INDICATED RESOURCES OXIDES (3)** | | | | | | | | | |
| La Rosa | Oxides | BNO LR1 | 8,431 | 4.37 | 0.08 | 237 | | | |
| La Rosa | Oxides | BNO LR2* | 17,867 | 3.70 | 0.11 | 652 | | | |
| La Rosa | Oxides | BNO LR7* | 13,219 | 2.14 | 0.05 | 423 | | | |
| La Rosa | Oxides | BNO LR10 | 9,815 | 2.15 | 0.05 | 281 | | | |
| La Rosa | Oxides | BNO LR 26 | 75,411 | 9.31 | 0.13 | 576 | | | |
| La Rosa | Oxides | BNO LR27 | 22,950 | 3.40 | 0.11 | 378 | | | |
| La Rosa | Oxides | BNO LR 28 | 25,043 | 3.71 | 0.07 | 1,267 | | | |
| La Rosa | Oxides | BNO LR 31 | 16,807 | 2.49 | 0.15 | 218 | | | |
| San Marcos | Oxides | BLOCK SM - 03 | 21,600 | 3.20 | 0.40 | 584 | | | |
| San Marcos | Oxides | BLOCK SM - 04 | 16,211 | 2.40 | 0.00 | 255 | | | |
| San Marcos | Oxides | BLOCK SM - 06 | 17,032 | 2.52 | 0.17 | 879 | | | |
| San Marcos | Oxides | BLOCK SM - 15 | 13,473 | 2.00 | 0.11 | 245 | | | |
| San Marcos | Oxides | BLOCK SM - 15 A | 19,131 | 2.80 | 0.20 | 313 | | | |
| San Marcos | Oxides | BLOCK SM - 17 | 16,592 | 2.30 | 1.50 | 406 | | | |
| San Marcos | Oxides | BLOCK SM - 17 A | 16,547 | 2.45 | 0.03 | 262 | | | |
| San Marcos | Oxides | BLOK SM 18 | 34,200 | 5.02 | 0.18 | 311 | | | |
| | | | 344,329 | 4.50 | 0.20 | 500 | 0.00 | 0.00 | 5,592,004 |
| **INDICATED RESOURCES SULFIDES (4)** | | | | | | | | | |
| **Mine** | **Ore Type** | **Block/Drill** | **Metric Tonnes** | **Width m** | **Au g/tonne** | **Ag g/tonne** | **Pb %** | **Zn %** | |
| Los Rosarios | Sulfides | BNO RO-01 | 16,587 | 2.46 | 0.48 | 228 | 0.37 | 1.87 | |
| Los Rosarios | Sulfides | BNO RO-03 | 40,095 | 5.94 | 0.22 | 379 | 1.25 | 0.85 | |
| Los Rosarios | Sulfides | BNO RO-04 | 23,152 | 3.40 | 0.00 | 184 | 1.20 | 0.10 | |
| Los Rosarios | Sulfides | BNO RO 08 | 16,942 | 2.50 | 0.20 | 229 | 0.40 | 0.70 | |
| Los Rosarios | Sulfides | BNO RO 09 | 18,563 | 2.75 | 0.18 | 378 | 0.70 | 0.49 | |
| Los Rosarios | Sulfides | BNO RO 12 | 18,765 | 2.78 | 0.57 | 384 | 1.26 | 0.11 | |
| Los Rosarios | Sulfides | BNO RO 15 | 23,828 | 3.53 | 0.33 | 213 | 0.60 | 0.26 | |
| Los Rosarios | Sulfides | BNO RO 16 | 18,635 | 2.03 | 0.09 | 1,609 | 8.47 | 0.09 | |
| Los Rosarios | Sulfides | BNO RO 18 | 110,498 | 16.37 | 0.09 | 224 | 3.09 | 2.56 | |
| Los Rosarios | Sulfides | BNO RO 20 | 14,040 | 2.08 | 0.09 | 345 | 0.45 | 0.06 | |
| Los Rosarios | Sulfides | BNO RO 26 | 85,725 | 12.70 | 0.18 | 274 | 1.15 | 0.09 | |
| Los Rosarios | Sulfides | BNO RO 27 A | 31,374 | 4.15 | 0.19 | 466 | 0.21 | 0.05 | |
| Los Rosarios | Sulfides | BNO RO 28 | 58,680 | 8.69 | 0.08 | 273 | 0.74 | 0.46 | |
| Los Rosarios | Sulfides | BNO RO 29 | 58,828 | 7.34 | 0.14 | 366 | 2.28 | 2.05 | |
| Los Rosarios | Sulfides | BNO RO 31 | 17,917 | 2.37 | 0.00 | 254 | 0.70 | 1.40 | |
| Los Rosarios | Sulfides | BNO RO 33 | 33,956 | 4.49 | 0.12 | 180 | 1.37 | 1.03 | |
| La Blanca | Sulfides | LB-12 T1 | 16,300 | 2.41 | 0.66 | 70 | 7.36 | 1.70 | |
| La Blanca | Sulfides | LB-13 T3 | 9,128 | 2.00 | 0.02 | 98 | 5.77 | 5.90 | |
| La Blanca | Sulfuros | LB- 01 | 56,862 | 8.42 | 0.04 | 170 | 1.89 | 0.82 | |
| La Blanca | Sulfuros | LB-13 | 41,402 | 6.13 | 0.15 | 212 | 3.32 | 2.36 | |
| La Blanca | Sulfuros | LB-14 T1 | 17,604 | 2.61 | 0.04 | 186 | 2.40 | 1.11 | |
| La Blanca | Sulfuros | LB-14T2 | 22,494 | 3.33 | 0.32 | 184 | 2.21 | 1.72 | |
| | | | 751,374 | 7.63 | 0.16 | 293 | 1.99 | 1.18 | 7,577,489 |
| **Total Indicated Resources Oxides plus Sulfides** | | | 1,095,703 | 6.64 | 0.17 | 358 | 1.37 | 0.81 | 13,169,493 |
| **INFERRED RESOURCES OXIDES (3)** | | | | | | | | | |
| **Mine** | **Ore Type** | **Block / Drill** | **Metric Tonnes** | **Width m** | **Au g/tonne** | **Ag g/tonne** | **Pb %** | **Zn %** | |
| Los Rosarios | Oxidos | LRI-01 | 691,506 | 3.65 | 0.09 | 351 | | | |
| Los Rosarios | Oxidos | LRI-05 | 171,735 | 1.65 | 0.04 | 207 | | | |
| San Marcos | Oxides | SMI-01 | 29,525 | 1.35 | 0.00 | 1,386 | | | |
| San Marcos | Oxides | SMI-02 | 137,823 | 2.28 | 0.04 | 266 | | | |
| San Marcos | Oxides | SMI-03 | 328,169 | 3.06 | 0.42 | 408 | | | |
| | | | 1,358,758 | 3.07 | 0.16 | 360 | 0.00 | 0.00 | 15,960,044 |
| **INFERRED RESOURCES SULFIDES (4)** | | | | | | | | | |
| **Area** | **Ore Type** | **Block / Drill** | **Metric Tonnes** | **Ancho m** | **Au g/tonne** | **Ag g/tonne** | **Pb %** | **Zn %** | |
| Los Rosarios | Sufides | LRI-02 | 640,496 | 3.86 | 0.14 | 244 | 0.99 | 0.55 | |
| Los Rosarios | Sufides | LRI-03 | 1,041,268 | 4.15 | 0.15 | 215 | 0.46 | 1.70 | |
| Los Rosarios | Sufides | LRI-04 | 1,068,769 | 3.69 | 0.13 | 168 | 2.41 | 2.40 | |
| | | | 2,750,533 | 3.90 | 0.14 | 204 | 1.34 | 1.70 | 19,824,449 |
| **Total Inferred Resources Oxides plus Sulfides** | | | 4,109,291 | 3.63 | 0.15 | 255 | 0.90 | 1.14 | 35,784,493 |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalente based on sales. Prices used for evaluation: Ag - $10/oz; Au - $570/oz; Pb - $0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec. X Payable Au X Au price.
(4) Sulfides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X2204/100) X 0.70 X 0.85 X $0.50 = $6.61/tonne.
(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered.
(6) Reserves and resources in this report are exclusive of each other.

## 19.6 *Conclusion*

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by La Parrilla were reviewed by PAH and constitute part of an operation by FMRM, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

## 20.0 OTHER RELEVANT DATA AND INFORMATION

La Parrilla mine has been in operation intermittently since the sixteenth century, when many of the mining districts in the region were discovered, such as Zacatecas, Fresnillo, San Martín/Sabinas/ Tocayos near Sombrerete, Cerro del Mercado, etc. Silver production from Los Rosarios, San Marcos and San José mines until 1960, presented in unpublished report by ASARCO, was an estimated total production of about 700,000 tonnes of ore at an average grade of 395 g/tonne Ag, 2.5 % Pb and 2.3 % Zn. This represents 8.9 million ounces of silver, 38.6 million pounds of lead and 35.5 million pounds of zinc.

Mineralization at Los Rosarios System, which includes the mines of Rosarios, La Rosa, La Blanca and San José, consists of a vein system that has been partially developed to depths of less than 250m at Ore Shoot 1 of the Rosarios area, while at other mines of similar geologic environments within the region, such as the San Martín/Sabinas and La Colorada mines, the ore deposits have been developed to depths greater than 600m to 800m.

FMRM underground development has identified numerous exploration targets. One immediate target for exploration is the intersection zone between the Los Rosarios system and the San Marcos vein.

FMRM's recent acquisition of mining concessions owned by Grupo México within the La Parrilla area includes highly promising prospecting areas that may increase FMRM's resource/reserve base. FMRM is developing exploration programs through drilling and underground workings to validate Grupo México's reported historical resources and reserves for Quebradillas and other areas within the concessions.

In PAH's opinion numerous outcropping mineralized structures and alteration zones within La Parrilla area still remain to be explored.

## 21.0 INTERPRETATION AND CONCLUSIONS

La Parrilla is a typical Mexican mining district developed by Prospectors (Gambusinos) into a small to medium scale mining operation. Typically, no exploration investigations were carried out in these mining districts, other than follow up the mineralized structures. Development of these mines was based in accordance to metal's prices or other issues.

Modern exploration investigations within these old mining districts often result in discovery of significant mineral deposits, as was the case in Guanajuato, Fresnillo, Cananea, etc.

FMRM exploration programs are based on investigating old mining districts; therefore, its rate of success for discovering new mineral deposits has resulted in a higher-than-average rate of success.

La Parrilla mining district consists of a mineralized region where a plutonic intrusive in contact with carbonaceous sedimentary rocks, in addition to subsequent hydrothermal mineralizing events, have originated adequate geologic conditions and mineral deposition creating numerous mineral deposits within the district. These mineral deposits occur associated or enclosed by the regional intrusive stock, stockwork zones, breccia zones and vein structures. Similar geologic conditions exist at San Martín / Sabinas, near Sombrerete; at Fresnillo; at Zacatecas; at Chalchihuites; at Concepción del Oro, and at Peñasquito mining districts, all within the State of Zacatecas, México.

Partial records of historic production at La Parrilla indicate a total of approximately 700,000 tonnes containing about 8.9 million ounces of silver, about 38.5 million pounds of lead, and about 35.6 million pounds of zinc. This recorded production was primarily extracted from the Los Rosarios System, including the Rosarios, La Rosa and San José mines, and from the San Marcos vein.

Current exploration studies by FMRM and previous operators in the area have indicated significant geologic potential within La Parrilla mining district, along and to depth of the Los Rosarios System (La Blanca, La Rosa, Rosarios, San José); along and to depth of the San Marcos vein system; at the Quebradillas – Las Víboras zone; at Vacas mine; as well as at numerous geophysical magnetic and IP anomalies. FMRM is planning to carry out an aggressive exploration program for the following several years to investigate the district's numerous exploration targets.

FMRM is integrating the old mining workings into a new underground mine that includes ramps of access to the production zones, crosscuts and drifts that incorporate development into accessible and more productive blocks of mineralization for mining by the cut-and-fill method. Mine preparation requires of a lengthy program of workings based on sound planning. This mine preparation eventually leads to a more efficient operation, at lower operating costs and predictable production schedule.

FMRM has initiated programs to upgrade processing facilities by replacing some parts or pieces of equipment of the cyanidation plant, such as one of the filters and crushing system. These upgrades should result in operating at scheduled capacity with more effective operation that should result in

consistent processing and recoveries. Adjacent to the cyanidation plant a new flotation circuit was built to process primary sulfides mineralization, since some of the mines are reaching the transition zone where oxidized and sulfides minerals are extracted. La Parrilla two processing circuits may be capable of processing the ores produced from the La Parrilla' different mines.

FMRM exploration and development efforts and investments at La Parrilla have resulted in estimated Reserves and Resources for La Parrilla as of May 31, 2007 containing 3.66 million ounces of silver equivalent in Proven and Probable Reserves; 13.2 million ounces in Indicated Resources; and 35.8 million ounces in Inferred Resources.

FMRM has initiated training and support of educational programs to attract experienced personnel and in preparation for the future. These programs include coordination and support to nearby communities as part of social responsibilities.

Increased mining and processing capacity at La Parrilla requires additional funding provided by FMS with continued support, until the mining operation reaches self supporting positive cash flow production.

La Parrilla estimated Resource / Reserve base for this period represents an important step towards consolidating the mining operation under a solid scenario of mineable Reserves for the following fiscal operating periods. This step also represents a base for further reserves increment through exploration and development.

In PAH's opinion FMRM's operation at La Parrilla is being conducted with sound engineering practices and acceptable methods of general application within the World mining industry; therefore PAH believes that the exploration, mining and processing methods applied by FMRM at La Parrilla are acceptable in accordance with good engineering practices.

## 22.0 RECOMMENDATIONS

La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals. No significant exploration programs were generally carried out in these districts. Historical records and estimates by surveying of old stopes show production from La Parrilla mines of 10.00 million ounces silver, 46.7 million pounds lead and 38.4 million pounds zinc prior to FMRM operations.

FMRM has considered a significant budget for investment in exploration at La Parrilla. These programs of exploration appear to have already shown positive results by indicating an important Resource / Reserve base for the mine. PAH highly recommends to continue with these programs in the Los Rosarios System, San Marcos and Quebradillas areas. FMRM has estimated an expenditure of $2.5 Million for the second semester of 2007. In PAH's opinion, this investment represents a reasonable budget for exploration of targets that show geologic potential and highly promising evidences of mineral concentrations.

The FMRM exploration program includes geophysical investigations by magnetic and IP surveying (86km) at an estimated budget of $50,000. It also includes geochemical investigations (1,600 samples) at an estimated cost of $75,000. Diamond drilling from surface and underground sites (total 101 drill holes) is estimated at $1.9 M. The program also includes underground drifting and crosscuts and preparation and access for drill sites, for a total development of about 1,500m at an estimated cost of $475,000. PAH agrees with implementation of this exploration program and the cited estimated expenditures, since positive results may develop additional resources.

PAH recommends that geochemical investigations from drilling samples to be carried out. This may include core sampling of the different rock formations, other than mineralized zones. The intention would be to apply geochemical investigations by rock formations and establish a database that may aid in interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The Database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements. An estimated budget for these investigations may include about 1,500 samples at an estimated cost of $75,000, which would be included in the drilling budget.

In PAH's opinion La Parrilla programmed capital expenditures for the second semester of 2007, for a total of $2.5 Million are scheduled to improve the operation and through a successful exploration program, increase the mine's Reserves and Resources and therefore the mine life.

Other recommendations by PAH related to operating practices, for which no budget can be estimated, are the following:

- La Parrilla's operators must address the large discrepancies between the milled grades of both oxide and sulfide ore versus the average Reserve and Resource grades. The head grade problems are

mainly due to the contract miners extracting more dilution than necessary. PAH recommends that mine geologists and mining engineers develop and execute stricter grade control procedures in all the operations.

- The mine operating costs are too high, given the highly mechanized operations in La Parrilla mines. The costs are mainly due to the inefficient contractors, who are using very old and, sometimes, worn-out equipment. First Majestic is purchasing their own new equipment, and PAH believes that the equipment should be assigned to company personnel instead of to the contractors. Over the near term, the high-cost contractors should be gradually phased out.

- Ground control in the mines requires more attention. Scaling and installation of rock bolts with or without strapping and/or wire mesh was deficient in some areas. PAH recommends that mine management and supervision pay closer attention to ground control and adopt a more conservative approach to the installation of ground control fixtures.

## 23.0 REFERENCES


- Resource and Reserve Estimates by First Majestic Silver México for La Parrilla mine. Prepared by FMRM staff and reviewed by PAH. June 2007.

- La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.

- Property Risk Control Survey Report, First Majestic Resource Corp. La Parrilla Silver Mine, San José de la Parrilla, Durango, México. Prepared by Marsh a MMC (Marsh & McLennan Companies, Guy Visón, P. Eng. December 19, 2006.

- Legal Opinion – First Majestic Resources México, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 10, 2007.

- Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.

- Information provided by First Majestic Resources México as owner and operator of La Parrilla mine, including data from 2006 to May 2007.

- Information provided by FMRM on concession titles on behalf of the La Parrilla mineing operation, as follows:

  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the "Licencia Ambiental Unica No. LAU-10/016-2005" dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, in registration No. "FMR141001611" dated April 17, 2006.

  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam "Parrilla II". Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.

  - State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006.

  - Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances. Dated March 1, 2005.

- PAH observations on site visits during the periods of June 20-25, 2006; April 13–15 and May 15–18, 2007.



## 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Parrilla Silver Mine, Durango State, Mexico dated July 2, 2007 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the La Parrilla, as part of a PAH team to audit the operation in 2006. As part of this study, I visited the project site from May 18 - 23, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report, including Sections 3 – 17, and the resource part of Section 19. I am also responsible for other report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in May 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 2nd day of July 2007

*"Leonel López, C.P.G."*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

As an author of the report entitled "Technical Report for the La Parrilla Silver Mine, Durango State, Mexico" dated July 2, 2007 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 42 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of Sections 1.6, Processing Facilities; Section 16, Metallurgical Testing; Section 22.3, Ore Processing; and Section 22.5, Product Marketing.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 2nd day of July 2007.

*"Richard Addison"*

Richard Addison, P.E., C. Eng., Eur. Ing.

## 25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

### 25.1 *Introduction*

La Parrilla Silver Mine is operated by First Majestic Resources México, S.A. de C.V. (FMRM), a wholly-owned subsidiary of Vancouver, Canada based First Majestic Silver Corp. (FMS). La Parrilla operation is located in the State of Durango about 75 km southeast of the city of Durango has been in production off and on since the Spanish conquest. FMRM acquired the property in early 2004 and commenced operations in July of that year. A research of old records from past producers indicates that since the early 1920's the total production from La Parilla area is about 700,000 tonnes of ore at an average grade of about 395 g/tonne Ag with minor values of gold, lead and zinc; little is known about early Spanish production, which was mainly derived from near surface oxide ores. Most of the ore extracted prior to 2006 was oxides and only silver and gold were recovered through leaching, and FMRM commenced operations utilizing a 180-tpd cyanide leach plant, constructed by previous operators.

In 2006, FMRM recognized that the tenor of the ore in the different veins of their La Parrilla operations was changing from oxides to primary sulfides as the mines were deepened. Consequently, the operators installed a flotation circuit in their mill and process plant for the recovery of silver, gold and lead values contained in primary sulfide ores. At the same time, the company expanded the capacity of the cyanide circuit to 400 tpd. The new 400-tpd flotation circuit was started up in the first quarter of 2007.

Currently, production from the plant consists of a silver-gold-lead concentrate, which is shipped to the Peñoles' smelter in Torreon, Coahuila for smelting and refining. In addition, crude bullion bars containing silver and gold values are produced at the mine. Bullion bars are also shipped to Torreon for refining. The 2006 production of silver equivalents was about 222,000 ounces (Table 25-9), and the silver equivalent production for the first 5 months of 2007 is about 204,200 ounces (Table 25-10). The operators plan to ramp up production throughout 2007 to produce about 1.16 million ounces of silver equivalents in 2007 and 1.54 million ounces per year for the next four years beginning in 2008.

### 25.2 *Mine Design and Production*

Mine design, recent production, mine equipment, anticipated mine capital expenditures and current and expected mine operating costs are described in this section of the report.

La Parrilla mine operations currently consist of three different small mines, La Rosa/Santa Rosa and La Blanca, San Marcos and Quebradillas. The Quebradillas project along with an extensive land package was acquired from Grupo Mexico, S.A. de C.V. during 2006, and FMR immediately commenced development and exploitation of the property in the third quarter of 2006.

The Mine Engineering department does mine planning and engineering, which is under the control of the Mine Superintendent. Currently a vacancy exists for the Planning Engineer, and the Mine Supervision

group is also doing the mine planning. The planning currently consists principally of day-to-day planning, and the lack of long-range development and production plans reflects the need to hire a Planning Engineer as soon as possible. The operators also do all rock mechanics and ventilation planning, and develop programs for remediation of problems in these areas.

The 2006 mine and mill production from La Parrilla mines was 221,995 equivalent ounces of silver from 55,680 tonnes of oxide ores. During 2007 the silver production through the first five months of the year totals 204,215 equivalent ounces from mining and milling 55,790 tonnes of oxides and sulfides. Oxide production in 2007 is slightly below budget (-14%), while sulfide production is 55 percent under budget. Sulfide production is under budget mainly because of startup difficulties in the new flotation section of the mill, which delayed sulfide production in the mine as well. Oxide production in the mill was also adversely affected by startup issues in the additions made to the cyanide recovery circuit. Mine production was about 65,700 tonnes for the first 5 months of 2007 about 11,700 tonnes were obtained from development and exploration work, while the rest was from stopes. The difference of approximately 10,000 tonnes between mine and mill production was stored on the mill patios, near the coarse ore bins. Stockpile inventories at the end of May 2007 totaled about 13,200 tonnes, which included about 3,200 tonnes from the inventories at the end of 2007; the split of oxide and sulfide ore inventories on May 31, 2007 was about 50:50. The mine production in tonnes only for 2007 is shown in Table 25-1.

**TABLE 25-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Mine Production for 2007 (5 Months) in Metric Tonnes**

| | OXIDES | | | SULFIDES | | | | |
|---|---|---|---|---|---|---|---|---|
| Month | Stopes | Development | Total Oxide Ore | Stopes | Development | Total Sulfide Ore | Total Ore Mined | Avg. Grade Mined (opt Ag) |
| January | 3953 | 2156 | 6,109 | 1766 | 0 | 1,766 | 7,875 | 157 |
| February | 6421 | 1344 | 7,764 | 647 | 803 | 1,450 | 9,214 | 171 |
| March | 9234 | 2089 | 11,323 | 3720 | 710 | 4,430 | 15,753 | 193 |
| April | 9654 | 2962 | 12,616 | 4227 | 451 | 4,677 | 17,293 | 236 |
| May | 6768 | 781 | 7,549 | 7518 | 518 | 8,036 | 15,585 | 149 |
| June | | | | | | | | |
| July | | | | | | | | |
| August | | | | | | | | |
| September | | | | | | | | |
| October | | | | | | | | |
| November | | | | | | | | |
| December | | | | | | | | |
| Totals | 36,029 | 9,332 | 45,361 | 17,877 | 2,482 | 20,359 | 65,720 | 186 |

The actual milled production during the first 5 months of 2007 totaled 55,793 tonnes at an average grade of 184 grams of silver per tonne. About 44,750 tonnes of oxide were processed, while 11,040 tonnes of sulfides were milled. The tonne and grades for both categories are below budgets, but these shortfalls are mainly due to startup of the new flotation plant and also the expanded cyanide circuit late in the first quarter. PAH believes that plant performance for both circuits will substantially improve in the coming months. The actual milled production with the respective ore grade from each category, oxide or sulfide, versus the 2007 budget is shown in Table 25-2.

**TABLE 25-2**
**First Majestic Silver Crop.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
***2007 Mine & mill Production, Actual vs Budget**

| | OXIDES | | | | | | SULFIDES | | | | | | TOTALS | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Actual Production | | Budgeted Production | | Variances | | Actual Production | | Budgeted Production | | Variances | | Actual Production | | Budgeted Production | | Variances | |
| Month | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Oxides (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) |
| January | 7,263 | 153 | 11,200 | 195 | -3,937 | -42 | 667 | 196 | 5,600 | 225 | -4,933 | -29 | 7,930 | 157 | 16,800 | 205 | -8,670 | -48 |
| February | 9,310 | 173 | 11,200 | 196 | -1,890 | -23 | 472 | 134 | 6,210 | 255 | -5,738 | -121 | 9,782 | 171 | 17,410 | 217 | -7,628 | -46 |
| March | 9,436 | 214 | 11,200 | 198 | -1,764 | 16 | 3,705 | 141 | 7,560 | 278 | -3,855 | -137 | 13,141 | 193 | 18,760 | 230 | -5,619 | -37 |
| April | 9,438 | 236 | 11,200 | 191 | -1,762 | 16 | 1,210 | 223 | 8,120 | 276 | -6,910 | -53 | 10,648 | 236 | 19,320 | 227 | -8,672 | 10 |
| May | 9,306 | 187 | 11,200 | 191 | -1,894 | -4 | 4,986 | 113 | 8,538 | 197 | -3,552 | -84 | 14,292 | 161 | 19,738 | 194 | -5,446 | -32 |
| June | | | 10,360 | 179 | | | | | 6,300 | 290 | | | | | 16,660 | 221 | | |
| July | | | 10,570 | 230 | | | | | 9,436 | 259 | | | | | 20,006 | 244 | | |
| August | | | 10,570 | 229 | | | | | 9,436 | 259 | | | | | 20,006 | 259 | | |
| September | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 19,108 | 258 | | |
| October | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 20,006 | 247 | | |
| Novemeber | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 20,006 | 247 | | |
| December | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 20,006 | 247 | | |
| | | | | | | | | | | | | | | | | | | |
| Totals | 44,763 | 195 | 129,780 | 223 | -11,247 | -26 | 11,040 | 140 | 98,944 | [illegible] | -24,988 | -116 | 55,793 | 184 | 227,826 | 234 | -36,235 | -40 |

The production rates (based on 330 days per year) from the three mines are variable, but the goal is to produce about 240 tpd of oxide ore and 185 tpd of sulfide ore from Rosa/Rosario and La Blanca, 65 tpd of oxides from San Marcos and 65 tpd of oxides and 35 tpd of sulfides from Quebradillas. For the foreseeable future, it is expected that all sulfide production will be obtained from Rosa/Rosarios and La Blanca and that mainly oxides will be produced from San Marcos and Quebradillas. Rosa, Rosarios and La Blanca will continue to produce significant amounts of oxides in the next few years.

The mine operations are contracted to two different firms, who supply most of the equipment and manpower for mining and development. The ore and waste haulage from the mines to the ore bins or mill patios and waste dumps respectively is also contracted to private parties. The principal mining contractor for the Rosa/Rosarios and La Blanca operations is *MGA Contratista, S.A. de C.V.* of Guadalupe Victoria, Durango. The mining contractor assigned to the San Marcos and Quebradillas development and stoping is *Minas de San Rafael y Fanny, S.A. de C.V.* of Durango, Durango. The haulage contractors, Edgar Moreno, Gerardo Salas and Angel Calzada, are based in La Parrilla village.

The three mine operations have all been developed as trackless operations, utilizing rubber-tired, and diesel load-haul-dump (LHD) units for loading and hauling, and on-highway-type diesel dump trucks for hauling from the mines to the surface ore storage bins or to waste dumps. Most stope and development drilling is done with hand-held pneumatic jackleg drills. The mine operations are contracted to two different firms, who supply all the equipment and manpower for development and stoping. A third firm also contracts the ore and waste haulage from the mines, using the on-highway type rear-dump trucks.

The haulage contractors use on-highway type rear-dump trucks to haul material (ore or waste) from the Rosa/Rosarios and La Blanca mines to the mill ore bins or patios or to the berm construction of the new tailings impoundment or to waste dumps, respectively. The San Rafael y Fanny contractor hauls all ore from the Quebradillas mine to surface patios, where it is loaded onto third party contractor dump trucks for subsequent haulage to the mill bins or patios. At this time most mine waste in all the operations is used for stope backfill or for construction of the mill tailings dam berm, and very little waste is currently placed on surface waste dumps.

The near-vertical veins in the mines are exploited with the overhand cut and fill method, utilizing LHD equipment for loading and hauling. Stoping is largely accomplished with breast mining techniques, although some back stoping is done. Backfill mainly consists of waste from development and exploration headings. The minimum mining width is currently about 2.0 meters. A diagram of a vertical-longitudinal section of a typical overhand cut and fill stope in La Parrilla mines is shown in Figure 25-1.

Development and exploration headings, as well as stope cuts, are drilled with jackleg drills. Drift and ramp sizes are 4.0 X 4.0 meters for main haulageways, and secondary development and exploration headings are driven at 3.0 X 3.0 meters. Ramp gradients are seldom above 15 percent. Raising is largely done as bald-headed raises, driven conventionally from platforms installed on stulls; raises typically have a 1.5-X1.5 meter section. Some long ventilation raises, typically about 1.8 meters in diameter, are bored


UPPER DRIFT
ACCESS RAISE
FILL RAISE
MINERAL INSITU
FILL
ORE PASS
FILL
FILL RAISE
ACCESS RAISE
LOWER HAULAGE DRIFT
CHUTE
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
-1.dwg

FIGURE 25-1
VERTICAL LONGITUDINAL SECTION of TYPICAL CUT and FILL STOPE, LA PARRILLA MINES

using outside contractors. Mine development advances are averaging about 500 meters per month in 2007. The monthly advances in exploration and development headings during 2007 are found in the table below:

**TABLE 25-3**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**2007 Exploration and Mine Preparation Advances (Lineal Meters)**

| Month | Exploration | Mine Preparation | Totals |
|---|---|---|---|
| January | 74 | 342 | 416 |
| February | 94 | 305 | 399 |
| March | 189 | 477 | 666 |
| April | 138 | 323 | 461 |
| May | 6 | 425 | 431 |
| June | | | |
| July | | | |
| August | | | |
| September | | | |
| October | | | |
| November | | | |
| December | | | |
| **Totals** | **501** | **1,872** | **2,373** |

Drifts and ramps require very little ground support, although the mines utilize some split-set bolts and at times also install wire mesh, with or without shotcrete. Stopes and raises are largely unsupported, and bolting is done very infrequently.

About 360 people currently (as of May 31, 2007) are working on La Parrilla Project. Some of these are temporary contractors, engaged in completion of the mill expansion, but mine and haulage contractors are on a semi-permanent basis. Including staff and other salaried personnel, there are about 118 company employees working at La Parrilla, and there are about 242 contract personnel assigned to the mine, surface haulage and surface construction and environmental studies. A summary of the manpower working at La Parrilla on May 31, 2007 is shown in Table 25-4:

The most common mine shift schedule is three 8-hour shifts per day, 7 days per week, and 330 days per year. However, some hourly contractor personnel are on 12-hr per day schedules and work 3 weeks on with one week off each 4-week period. Overall productivities in 2007 have been about 1.1 tonnes per man-shift (based on 8-hr shift); while mine productivity is about 2.2 tonnes per man-shift.

The five-year plan for La Parilla is for the production of 1.24 million equivalent ounces of silver in 2007, and 1.67 million equivalent ounces of silver in the period 2008 through 2011. The operator's forecast silver only production is 1.11 million ounces in 2007 and 1.45 million ounces per year in subsequent years. The difference is in by-product production of gold, lead and zinc. The zinc circuit in the new flotation section of the mill only started working in late June, and PAH has not considered zinc production as producing

**TABLE 25-4**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Manpower, Including Contractors (April 30,2007)**

| Department & Category | Hourly | Company Staff | Mine & Other Contractors | TOTALS |
|---|---|---|---|---|
| **SITE ADMINISTRATION** | | | | |
| General Manager | | 1 | | 1 |
| Safety & Environmental | | 7 | | 7 |
| Accounting | | 2 | | 2 |
| Warehouse | | 5 | | 5 |
| Purchasing | | 0 | | 0 |
| **Sub-Total** | | 15 | | 15 |
| **MINE** | | | | |
| Preparation & Development | | | 44 | 44 |
| Stoping | | | 34 | 34 |
| Mucking & Hauling | | | 29 | 29 |
| Hoistmen | | | 7 | 7 |
| Mechanical Maintenance | | | 27 | 27 |
| Other Services | | | 23 | 23 |
| Supervision | | | 22 | 22 |
| **Sub-Total** | | | 186 | 186 |
| **MILL & PROCESS** | | | | |
| Crushing | 7 | | | 7 |
| Grinding | 3 | | | 3 |
| Plant Operators | 11 | | | 11 |
| Bullion Smelter | 2 | | | 2 |
| Tailings | 1 | | | 1 |
| Mechanical Maintenance | 10 | | | 10 |
| Electrical Maintenance | 8 | | | 8 |
| Other Services | 2 | | | 2 |
| Supervision | | 13 | | 13 |
| **Sub-Totals** | 44 | 13 | | 57 |
| **ASSAY & METALLURGICAL LAB** | | | | |
| Sample Preparation | 5 | | | 5 |
| Assayers | | 3 | | 3 |
| Metallurgical Testing | | 1 | | 1 |
| **Sub-Totals** | 5 | 4 | | 9 |
| **GEOLOGY** | | | | |
| Exploration | 4 | | | 4 |
| Sampling | 8 | | | 8 |
| Supervision & Technical | | 5 | | 5 |
| **Sub-Totals** | 12 | 5 | | 17 |
| **ENGINEERING** | | | | |
| Engineers | | 0 | | 0 |
| Surveyors | | 5 | | 5 |
| **Sub-Total** | | 5 | | 5 |
| **MAINTENANCE & OTHER** | | | | |
| Surface Maintenance | 3 | | | 3 |
| Dining Hall | 2 | | | 2 |
| Watchman & Security | | 7 | | 7 |
| Social Work | | 1 | | 1 |
| Supervision | | 2 | | 2 |
| **Sub-Total** | 5 | 10 | | 15 |
| **OTHER SURFACE CONTRACTORS** | | | | |
| Surface Ore Haulage | | | | |
| Edgar Moreno | | | 4 | 4 |
| Angel Calzada | | | 2 | 2 |
| Civil Construction | | | | |
| L.V. Zuniga H. | | | 15 | 15 |
| Surface Diamond Drilling | | | | |
| CAUSA | | | 19 | 19 |
| Ventilation Boreholes | | | | |
| CAUSA | | | 7 | 7 |
| Environmental Monitoring | | | | |
| Favian Salas | | | 9 | 9 |
| **Sub-Total** | | | 56 | 56 |
| **TOTALS** | 66 | 52 | 242 | 360 |
| **Total Company** | 118 | | | |
| **Total Contractors** | | | 242 | |

any revenue for the operation in this report; it will be considered in future 43-101 reports, when the parameters of mill recoveries, smelter charges and penalties are better known, etc.

The planned production for La Parrilla operation for the five-year period, 2008 through 2012 is shown in Table 25-5:

**TABLE 25-5**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Five-Year Production Plan, 2007-2011.**

| | YEARS | | | | | |
|---|---|---|---|---|---|---|
| **Concept** | **2007** | **2008** | **2009** | **2010** | **2011** | **Totals** |
| **OXIDES** | | | | | | |
| **Tonnes Milled** | 132,000 | 132,000 | 132,000 | 132,000 | 132,000 | 660,000 |
| **Average Grades** | | | | | | |
| g/tonne Ag | 255 | 255 | 255 | 255 | 255 | 255 |
| g/tonne Au | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 |
| **Process Recoveries & Payables** | | | | | | |
| Ag-% | 72.8 | 72.8 | 72.8 | 72.8 | 72.8 | 72.8 |
| Au-% | 69.0 | 69.0 | 69.0 | 69.0 | 69.0 | 69.0 |
| **Ounces Ag Production** | 787,400 | 787,400 | 787,400 | 787,400 | 787,400 | 3,937,000 |
| **Ounces Au Production** | 585 | 585 | 585 | 585 | 585 | 2,925 |
| **NSR VALUE Bullion Production ($)** | | | | | | |
| Ag | 7,874,000 | 7,874,000 | 7,874,000 | 7,874,000 | 7,874,000 | $39,370,000 |
| Au | 307125 | 307,125 | 307,125 | 307,125 | 307,125 | 1,535,625 |
| Sub-Total | 8,181,125 | 8,181,125 | 8,181,125 | 8,181,125 | 8,181,125 | $40,905,625 |
| **SULFIDES** | | | | | | |
| **Tonnes Milled** | 45,500 | 92,400 | 92,400 | 92,400 | 92,400 | 415,100 |
| **Average Grades** | | | | | | |
| g/tonne Ag | 285 | 285 | 285 | 285 | 285 | 285 |
| g/tonne Au | 1.0 | 1.0 | 1.0 | 1.0 | 1.0 | 1.0 |
| % Pb | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 |
| %Zn | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 |
| **Process Recoveries & Payables** | | | | | | |
| Ag-% | 78.5 | 78.5 | 78.5 | 78.5 | 78.5 | 78.5 |
| Au-% | 7.1 | 7.1 | 7.1 | 7.1 | 7.1 | 7.1 |
| Pb-% | 61.1 | 61.1 | 61.1 | 61.1 | 61.1 | 61.1 |
| Zn-% | 54.1 | 54.1 | 54.1 | 54.1 | 54.1 | 54.1 |
| **Ounces Ag Production** | 327,254 | 664,576 | 664,576 | 664,576 | 664,576 | 2,985,558 |
| **Ounces Au Production** | 104 | 212 | 212 | 212 | 212 | 952 |
| **Tonnes Pb Production** | 390 | 791 | 791 | 791 | 791 | 3,554 |
| **Tonnes Zn Production** | 370 | 750 | 750 | 750 | 750 | 3,370 |
| **NSR Value Conc. Production($)** | | | | | | |
| Ag | 3,272,540 | 6,645,760 | 6,645,760 | 6,645,760 | 6,645,760 | $29,855,580 |
| Au | 53,900 | 109,430 | 109,430 | 109,430 | 109,430 | 491,620 |
| Pb | 428,450 | 870,080 | 870,080 | 870,080 | 870,080 | 3,908,770 |
| Zn | 429,500 | 872,250 | 872,250 | 872,250 | 872,250 | 3,918,500 |
| Sub-Total | 4,184,390 | 8,497,520 | 8,497,520 | 8,497,520 | 8,497,520 | $38,174,470 |
| **NSR VALUE ALL PRODUCTION ($)** | | | | | | |
| TOTAL | $12,365,515 | $16,678,645 | $16,678,645 | $16,678,645 | $16,678,645 | $79,080,095 |
| **Equivalent Ounces Ag** | 1,236,552 | 1,667,865 | 1,667,865 | 1,667,865 | 1,667,865 | 7,908,010 |

**Note - Metal prices*
*Ag $10.00 per ounce*
*Au $5.25 per ounce*
*Pb $1,100.00 per tonne*
*Zn $2,200.00 per tonne*

## 25.3 *Mine Equipment*

Most of the mine equipment used in the mine at La Parrilla is contractor supplied. The company has some of its own equipment, including recently purchased mobile mining equipment. The mines appear to be adequately equipped for the planned production rates, however much of the contractor equipment is very old and marginally maintained. It is noteworthy that the new company mine equipment, purchased at the beginning of 2007, is being loaned to the MGA contractor to expedite their work. The haulage contractors for surface haulage from both San Marcos and Quebradillas have their own, relatively new trucks as does the contractor who hauls ore and waste from the Rosa/Rosarios and La Blanca mine as well as on the surface. A summary of the major mine equipment, including contractor equipment is shown in Table 25-6:

**TABLE 25-6**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Major Mine Equipment, Including Contractors**

| Description of Unit | Make & Model | Size or Other | No. of Units Company | No. of Units Contractors |
|---|---|---|---|---|
| **Minas de San Rafael y Fanny Eq** | | | | |
| Scooptram | | | | |
| Scooptram | Wagner ST-2, B-D | $2yd^3$ | | 6 |
| Scooptram | Toro & Wagner ST 3.5 | $3.5yd^3$ | | 3 |
| Mine Truck | Wagner St-6 | $6yd^3$ | | 1 |
| Mine Truck | Elmac | 9-t | | 1 |
| Surface Dump Truck | EJC | 10-t | | 1 |
| Other Pickups, Light Trucks,SUV | International | $7m^3$ | | 2 |
| Jackleg Drills | Various | N.A. | | 7 |
| Shotcrete Rigs | RNP | N.A. | | 16 |
| Mine Lamps w/ Racks | Red Loba, LA 8-4, LA 16-4 | N.A. | | 2 |
| Mine Fan | N.A. | N.A. | | 90 lamps + racks |
| Mine Compressors | 24-in., 30 hp | N.A. | | 1 |
| Mine Compressor | Atlas Copco | 250, 600 & 850 cfm | | 3 |
| Motor Generator | Ingersoll-Rand | 375 cfm | | 1 |
| Surface Maintenace Shop | Caterpillar | 3416 Engine | | 1 |
| | Misc. | N.A. | | 1 |
| **MGA Mine Equipment** | | | | |
| Scooptram | | | | |
| Scooptram | Jarvis Clark | $2yd^3$ | | 1 |
| Scooptram | Wagner | $2yd^3$ | | 1 |
| Jackleg Drills | Wagner | $2yd^3$ | | 1 |
| Drift Pumps | RN-FIL-7 | N.A.. | | 7 |
| Concrete Mixer | Wilden | Air | | 4 |
| Mine Lamps w/ Charging Racks | N.A. | N.A.. | | 1 |
| | N.A. | N.A.. | | 65 |
| ***Company Mine Equipment** | | | | |
| Scooptrams | | | | |
| Scooptram | Toro 6 (new) | 3.5 and 4.5 $yd^3$ | 2 | |
| Scooptram | Jarvis Clark (?) | $1.5yd^3$ | 1 | |
| Drill Jumbo | Jarvis Clark (?) | $0.5yd^3$ | 1 | |
| Mine Compressors | Tamrock Axera (new) | 2-Boom, Electro-Hydraulic | 1 | |
| Mine Hoist | Ingersoll-Rand | 375 and 900 cfm | 2 | |
| Drift Pumps | N.A. | One-Drum, 100 hp | 1 | |
| Submersible Pumps | Wilden M-15 | Air | 2 | |
| Vertical Well Pump | Tsurumi | Electric, 15 hp | 2 | |
| Pickup | N.A. | Electyric, 40 hp | 1 | |
| | Dodge Ram 150 | N.A. | 1 | |

## 25.4 *Metallurgy and Processing*

The metallurgy of the different ore types milled and processed in La Parrilla plant is reviewed in this section. The plant processes are outlined and the current operating costs and capital investments in the plant are also discussed.

### 25.4.1 Metallurgy

The ore processed from the district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 65 percent of the silver in cyanide leaching, and about 65 percent for silver and 55 percent for lead in the flotation circuit. The recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit are expected to rise to 70 percent as modifications are made to the circuit and the operators become more skilled, however based on historic performance and metallurgical testing the expected recoveries at La Parrilla are in the range of 75 percent for silver and lead recoveries.

The valuable mineral in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the doré bars.

### 25.4.2 Mineral Processing Plant

Principal parameters for the ore processing plant, including doré refining costs and terms and concentrate freight, smelting, and refining (FSR) costs and terms are presented in Table 25-7. The recoveries shown are those anticipated by the time the plant has gone through the start-up phase, which is expected by the end of 2007. A flow diagram of the plant is provided in Figure 25-2 and a listing of the principal equipment is shown in Table 25-8. A general site map, which shows the existing and expanded tailings containments, is provided in Figure 6-1 and the layout of the ore processing plant is shown in Figure 3-2.

The original ore processing plant was a very small (180 tonne per day capacity) conventional cyanide leach mill that was built as a custom mill to serve small miners in the district by the since-discontinued Federal government agency, *Fomento Minero.* The plant was expanded in 2006 to process 400 tonnes per day each of both oxide and sulfide ore. The crushing circuit consists of two sequential multi-stages crushing circuits, the one mobile and the other stationary. The mobile system was brought into service in 2007 because of difficulties in getting adequate throughput with the original stationary equipment.

**TABLE 25-7**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parilla Mine**
**Ore Processing, 2007 Ore, Doré, and Concentrate Production**

| | | January | February | March | April | May | AVERAGE | |
|---|---|---|---|---|---|---|---|---|
| **OXIDE ORE PROCESSING** | | | | | | | | |
| Quantity Processed | tonnes | 7,263 | 9,310 | 9,436 | 9,438 | 9,306 | 8,951 | |
| Head Grade | | | | | | | | |
| Silver | grams/tonne | 153 | 173 | 214 | 238 | 187 | 193 | |
| Gold | grams/tonne | 0.13 | 0.13 | 0.23 | 0.15 | 0.12 | 0.15 | |
| Recovery | | | | | | | | |
| Silver | percent | 52 | 61 | 65 | 70 | 62 | 62 | |
| Gold | percent | 50 | 63 | 63 | 63 | 68 | 61 | |
| Doré Grade | | | | | | | | |
| Silver | grams/kg | 927 | 952 | 979 | 965 | 954 | 955 | |
| Gold | grams/kg | 1.1 | 0.7 | 1.0 | 0.7 | 0.7 | 0.8 | |
| Doré Quantity | kilograms | 661 | 1,024 | 1,359 | 1,337 | 1,039 | 1,084 | 1,121 |
| **SULFIDE ORE PROCESSING** | | | | | | | | |
| Quantity Processed | tonnes | 664 | 472 | 3,704 | 1,210 | 4,986 | 2,207 | |
| Head Grade | | | | | | | | |
| Silver | grams/tonne | 196 | 134 | 141 | 223 | 113 | 161 | |
| Lead | percent | 0.89 | 0.87 | 0.91 | 1.56 | 0.81 | 1.01 | |
| Recovery | | | | | | | | |
| Silver | percent | 57 | 65 | 57 | 64 | 62 | 61 | |
| Lead | percent | 69 | 51 | 41 | 66 | 46 | 55 | |
| Concentrate Grade | | | | | | | | |
| Silver | kg/tonne | 4.7 | 1.6 | 4.5 | 2.9 | 2.7 | 3.3 | |
| Lead | percent | 18 | 8 | 21 | 21 | 17 | 17 | |
| Concentrate Quantity | tonnes | 17 | 26 | 66 | 59 | 98 | 53 | 71 |
| **OPERATING COST** | | | | | | | | |
| Mill | $/tonne | 22.79 | 20.56 | 23.24 | 24.69 | 28.92 | 24.04 | |
| G&A | $/tonne | 6.64 | 6 | 7.78 | 7.19 | 6.27 | 6.78 | |

Both crushing systems consist of jaw and cone crushers, the mobile system consists of two stages in open circuit; the stationary system has three stages in closed circuit with a double-deck vibrating screen. The stationary circuit uses two cone crushers that operate in parallel, the one processing plus one-inch rock and the other plus 3/8-inch, minus one inch produced by the double-deck screen. Crushed product, minus 3/8-inch, is stored in bins and processed in two parallel grinding and ore processing circuits, one for oxide ore and the other for sulfide ore. Each circuit has a single mill closed with cyclones; both mills are of identical size.

In processing oxide ore, cyclone overflow goes to a grind thickener, the overflow of which is pregnant solution. Grind thickener underflow is pumped to a series of agitated leach tanks and then washed in a five-train CCD (counter-current decantation) thickener circuit. The first-stage CCD thickener overflow is used as mill solution; the last-stage thickener underflow goes to the tailing containment. An oxygen storage and feeding system was installed in 2006 to feed oxygen to the leach circuit to promote leaching.

Pregnant solution is processed in a Merrill-Crowe plant consisting of Butter's clarifying filters, a deaeration tower and two plate-and-frame presses. Precipitate is periodically removed from the presses, dried in an electric oven and smelted in a propane-fired crucible furnace. The doré bars produced contain about 0.1 percent gold, one percent lead, 0.5 percent copper, and 0.5 to 1.0 percent selenium.


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 960
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 70567
Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig.25-2.cdr

FIGURE 25-2
PLANT FLOW DIAGRAM

**TABLE 25-8**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parilla Mine**
**Ore Processing, Principal Equipment List**

| | | | | Lead Flotation | | Zinc Flotation | |
|---|---|---|---|---|---|---|---|
| **Item** | **Size** | **Qty.** | **h.p.** | **Qty.** | **h.p.** | **Qty.** | **h.p.** |
| COMMINUTION CIRCUIT | | | | | | | |
| Ore Receiving Hoppers | | | | | | | |
| Oxide ore | 200 tonnes each | 4 | | | | | |
| Sulfide ore | 80 tonnes each | 3 | | | | | |
| Mobile Crushing System | | | | | | | |
| Jaw crusher | 28- x 42-inch | 1 | 150 | | | | |
| Cone crusher | HP-200 | 1 | 175 | | | | |
| Stationary Crushing System | | | | | | | |
| Jaw crusher | 22- x 32-inch | 1 | 50 | | | | |
| Cone crushers | | | | | | | |
| | 3-ft | 1 | 50 | | | | |
| | 4-1/4-ft | 1 | 150 | | | | |
| Vibrating Screen | 5- x 10-ft | 1 | 15 | | | | |
| Crushed Ore Bins | | | | | | | |
| Oxide ore | 800 tonnes | 1 | | | | | |
| Sulfide ore | 100 tonnes each | 4 | | | | | |
| Grinding Mills | 8-1/4- x 12 | | | 1 | 350 | 1 | 350 |
| Cyclone feed pumps | 6- x 6-inch | | | 2 | 20 | 2 | 20 |
| Cyclones | | | | 1 | | 1 | |
| CYANIDATION CIRCUIT | | | | | | | |
| Grind Thickener | 40-ft daim. | 1 | 3 | | | | |
| Leach Tanks | | | | | | | |
| No's 1 -3 | 19-1/2- x 17-ft | 3 | 30 | | | | |
| No's 4 & 5 | 16-1/2- x 16-1/2-ft | 2 | 30 | | | | |
| No's 6 - 11 | 13- x 13-ft | 6 | 15 | | | | |
| Air Compressors | | | | | | | |
| | rotary screw | 1 | 200 | | | | |
| | | 1 | 60 | | | | |
| CCD Thickeners | 24-1/2-ft dia | 4 | 5 | | | | |
| Butter's Filters | | 4 | | | | | |
| Pregnant Solution Tanks | | 3 | | | | | |
| Vacuum Pumps | | 2 | 50 | | | | |
| Precipitate Presses | | 3 | | | | | |
| Barren Solution Tanks | | 2 | | | | | |
| Crucible Furnace | | 1 | | | | | |
| Cyanide Tailings Thickener | | 1 | | | | | |
| FLOTATION CIRCUIT | | | | | | | |
| Conditioning Tank | | | | 1 | 15 | 1 | 15 |
| Rougher flotation | 300-$ft^3$ | | | 2 | 30 | 2 | 30 |
| Rougher scavenger flotation | tank-type | | | 1 | | 1 | |
| Cleaners (3-stages, 1-cell ea.) | tank-type | | | 3 | | 3 | |
| Concentrate Thickeners | | | | 1 | | 1 | |
| Concentrator Filter | drum, 4- x 6-ft | | | 1 | 25 | 1 | 25 |
| Vacuum Pump | | | | 1 | 50 | | |
| Flotation Tailings Thickener | | | | | | 1 | |

The oxide plant has been in operation for about two years, primarily processing ore from the La Parrilla mine, with small amounts from the Santa Rosa and San Marcos mines and old sulfide-ore tailings from the mill-site. The oxide ore milling rate is currently about 300 tonnes per day. Ore grade is about 200 grams of silver per tonne and the recovery is currently about 65 percent. Table 25-9 shows Ore processing, Prinicpal Parameters.

**TABLE 25-9**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parilla Mine**
**Ore Processing, Principal Parameters**

| Parameter | Units | Oxide | Sulfide | Combined |
|---|---|---|---|---|
| Plant Capacity | | | | |
| Annual | thousand tonnes/year | 140 | 140 | 280 |
| Daily | tonnes/day | 400 | 400 | 800 |
| Actual Throughput Rate | | | | |
| Annual | thousand tonnes/year | 100 | 25 | 125 |
| Daily | tonnes/day | 300 | 75 | 375 |
| Ore Grade | | | | |
| Silver | grams/tonne | 200 | 175 | |
| Gold | grams/tonne | 0.15 | | |
| Lead | percent | | 1 | |
| Recovery | | | | |
| Silver | percent | 70 | 70 | |
| Gold | percent | 70 | | |
| Lead | percent | | 70 | |
| Doré Grade | | | | |
| Silver | grams/kilograms | 960 | | |
| Gold | grams/kilograms | 1 | | |
| Concentrate Grade | | | | |
| Silver | kg/tonne | | 3.5 | |
| Lead | percent | | 20 | |
| Gold | grams/tonne | | 1 | |
| Doré Quantity | kg/year | 12,000 | | |
| Concentrate Quantity | dry tonnes/year | | 600 | |
| Plant Operating Cost | $/tonne ore | 23 | 21 | 22.6 |
| Doré & Concentrate FSR | | | | |
| Freight cost | doré: $/kg; conc. $/dry tonne | 4.70 | 16 | |
| Smelting cost | $/dry tonne | | 200 | |
| Arsenic penalty | $/dry tonne | | 20 | |
| Assaying and representation | doré: $/kg; conc.: $/dry tonne | 1.00 | | |
| Refining cost | | | | |
| Silver | $/payable kilogram | 7.00 | 7.50 | |
| Gold | $/payable gram | 0.20 | 0.26 | |
| Payables | | | | |
| Silver | percent | 99.5 | 95 | |
| Gold | percent | 99.5 | 95 | |
| Lead | percent | | 85 | |
| Price participation | | | | |
| Lead | % of lead price >$500/tonne | | 15 | |

The sulfide plant is designed to process lead/zinc ore to sequentially recover lead and zinc and the silver associated with both base metals. Both lead and zinc ore processing circuits are identical, each consisting of two rougher cells in series followed by a single rougher-scavenger cell and three stages of cleaning using one cell for each stage. Concentrate handling is also identical for each circuit, consisting of a thickener and drum filter. Currently only the lead circuit is in use since the ore currently processed contains little zinc. The sulfide circuit has been in operation for less than a year. The sulfide ore milling rate is currently about 75 tonnes per day. Ore grade is about 175 grams of silver per tonne and one percent lead; silver recovery is currently about 65 percent and lead recovery is currently about 55 percent.

Tailings from both the cyanide leach circuit and the flotation plant are combined and pumped to the expanded tailing containment. Reclaim solution from the tailing containment is pumped to the oxide ore CCD circuit where it is used as part of the wash solution.

## 25.5 *Infrastructure*

The infrastructure at La Parrilla is well established. The facility adjoins the local village making for convenient accommodation for the employees and contractors. Operations support facilities, located near the plant, consist of administrative offices, warehouse, maintenance shop, assay laboratory, metallurgical laboratory, mess, change houses, and two houses for senior personnel. There is also an explosive magazine on the site, set apart from other facilities.

Plant power supply was augmented in 2006 by the construction of a new line and substation to connect to one of the major CFE (*Comisión Federal de Elctricidad)* lines that run parallel to the Durango-Zacatecas road, which is about two kilometers from the mine. Total mill connected load is about two megawatts.

A line-powered electric well pump located seven kilometers from the mine in the adjoining valley supplies water. Water is also provided from a line-powered electric pump in the shaft of the Quebradilla mine located about two kilometers from the plant.

Diesel fuel is stored in a horizontal 20,000-liter tank in a concrete-walled basin at the site.

Fire protection is based on portable fire extinguishers located throughout the buildings. There is an ambulance on site for emergency use.

Offices are connected to the local phone system and to an Internet satellite system. Radios are used for local communication.

PAH considers the infrastructure adequate and acceptable.

## 25.6 *Tailings*

There are about one million tonnes of tailings from past operations in the existing tailings containment. The tailings form a wedge-shaped mass against the hillside adjoining the mill with the upper end at the upper elevation of the mill at the same elevation as the ground and the downhill end being about 15 meters above grade. The perimeter walls of the dam are raised by manually digging material from within the containment and building walls on the upstream side. There is little remaining capacity in the original containment. In 2006 the tailings was expanded by leasing land adjoining the existing tailing containment and building a starter dike using borrow material from within the dam area and also mine waste rock.

PAH considers the design and operation of the tailings containment acceptable.

## 25.7 *Product Marketing*

Two products are marketed by La Parrilla: doré metal and flotation concentrate. Both are shipped to the Mex-Met Peñoles smelter at Torreon which is 375 kilometers by road from the mine. The analysis of these products and the freight, smelting, and refining (FSR) terms are summarized in Table 25-9. The terms are standard for the industry. The doré is almost pure silver with very minor gold content; the flotation concentrate contains about 3.5 kilograms (110 ounces) per tonne of silver and about 20 percent lead.

## 25.8 *Environmental*

FMRM has applied for change of the terms permitted for operations at La Parrilla due to the expansion of processing and mining capacity. The authorization was granted on March 23, 2006 under the operating permit ("Permiso Unico Ambiental").

FMRM obtained Operating Permit (Cédula de Operación Annual) under requirements by SEMARNAP's regulations on February 19, 2007 (Ley General del Equilibrio Ecológico y Protección al Ambiente en Materia de Registro de Emisiones y Transferencia de Contaminantes).

FMRM presented to PROFEPA the fourth report on environmental audit, for the period of November 21, 2006 to February 20, 2007 (Cuarto Informe del Plan de Acción Resultante de la Auditoría Ambiental). This was presented on March 9, 2007.

In PAH's opinion La Parrilla operation is fully permitted for operating under environmental laws and regulations of México.

## 25.9 *Economic Analysis*

### 25.9.1 Capital Costs

In the past the Parrilla managers had expensed most mine, exploration and used equipment purchases. However, the company has instituted a new fiscal policy, and many items formerly expensed will now be capitalized. The anticipated 2007 expenditures are consistent with management's goal to continue increasing ore reserves and improve the overall efficiency and production of the present operation. Most of the capital expenditures estimated for 2007 are for the completion of the process plant expansion, mine development and exploration and for mobile mine equipment. A summary of the projected 2007 Capital Expenditures, and also for 2008 is shown in Table 25-6: The capital investments for subsequent years (2009 through 2011) are listed in the economic evaluation (Sec 25.9.3) of this report as sustaining capital.

All capital cost estimates are presented in fourth quarter 2006 U.S. dollars with no allowance for inflation or peso devaluation. PAH finds the capital investment estimates are reasonable and accurate for the spending requirements on the operations for the five-year period 2007 through 2011.

PAH considers the planned capital investments estimate to be conservative and reasonable, but considers that the sustaining capital costs for 2008 forward have been underestimated, primarily because the nature of underground mining requires continuing substantial on-going capital expenditures.

TABLE 25-10
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Mine
Projected Capital Expenditures for 2007 and 2008 ($000 US)

| Department | No. or Quantity | Description of Item(s) | Projected 2007 | Projected 2008 |
|---|---|---|---|---|
| **EXPLORATION & GEOLOGY** | | | | |
| Rosa/Rosarios & La Blanca | | | | |
| Rosa/Rosarios & La Blanca, | 800 m | U/G diamond drilling | $63 | $64 |
| Quebradilla, Sacramento and La Cruz | | | | |
| General | 11,300 m | Surface diamond drilling | 881 | 882 |
| | 1,600 m | Geochemical and geological studies | 56 | |
| Sub-Total | | | $1,000 | $946 |
| **MINES** | | | | |
| Rosa/Rosarios & La Blanca | 1 | 3.5 yd3 Scooptram (LHD) | $420 | 50 |
| Quebradilla | 2 | 10-t Mine trucks | 595 | |
| | 1 | 3.5 yd3 Scooptram (LHD) | 420 | |
| | Misc. | Mine fans-150,000 & 25,000 cfm | 150 | 50 |
| General-All Mines | 1 | Mine compressor | 405 | |
| | Misc. | Mine lamps & chargers | 33 | |
| | Misc. | Jackleg drills | 50 | 50 |
| | Misc. | Sump pumps | 20 | |
| | Misc | Pumps and piping for mine dewatering | 89 | |
| | 4,620 m | Drift, crosscut and ramp development, All mines | 2,079 | |
| | 505 m | Ventilation and other boreholes | 480 | |
| | Misc. | Misc. Mine Equipment | 107 | |
| | Misc. | Ore bins and ore haulage trucks | 80 | |
| Sub-Total | | | 4,928 | 150 |
| **MILL& PLANT** | | | | |
| Crushing Section | N.A. | Portable crushing plant, plant upgrades | 155 | 50 |
| | N.A. | Crushing conveyors & transfer tower, fine ore stockpile | 213 | |
| Grinding Section | N.A. | Complete mill expansion installations; engineering concrete, steel, instrumentation, electrical, mechanical | 707 | 50 |
| Cyanide Circuit | N.A. | Complete circuit additions, leaching, Merrill Crowe, reagents, Merill Crowel bldg, power, water, site prep. | 601 | |
| Flotation and Concentrate Handling | N.A. | Complete new flotation & concentrate section; flotation, conc. handling, reagents, mill bldg, power, water | 400 | |
| Tailings Impoundment Construction | N.A. | Construction of new tailings impoundment; contractor mob & demob, starter dam, under drains, diversion ditches & dams, ponds, tailings lines. | 1,124 | |
| Sub-Total | | | 3,200 | 100 |
| **INFRASTRUCTURE** | | | | |
| Improvements to Surface Infrastructure | N.A. | Site prep & roads, water & sewer systems, mine dry, met lab, service bldgs, offices, warehouse, surface vehicles, surface shops & tools, construction equipment, freight & duties. | 638 | |
| Electric Power Upgrades | N.A. | Complete main grid powerline, emergency generator, mill sub-stations & electrical, mine sub-stations & electrical. | 553 | |
| Sub-Total | | | 1,191 | 0 |
| **INVENTORY & WORKING CAPITAL** | | | | |
| | N.A. | Warehouse Inventory | 164 | |
| | N.A. | Working Capital | 120 | |
| Sub-Total | | | 284 | 0 |
| **MISCELLANEOUS** | | | | |
| Owner's Costs | N.A. | EPCM and construction management | 174 | |
| | N.A. | Environmental equipment | 40 | |
| | N.A. | Startup supplies & spares | 100 | |
| Sub-Total | | | 314 | 0 |
| TOTALS | | | $10,917 | $1,196 |

### 25.9.2 Operating Costs

La Parrilla site operating costs are based on mine and mill production of 55,679 tonnes in 2006 and 55,790 tonnes for the first 5 months of 2007 for a total of 111,469 tonnes for the 17-month period. The monetary exchange rate used is an average of $10.95NP: $1.00 over the 17 months.

The 2006 site operating cost for La Parilla was $ 48.90 per tonne mined and milled. The site operating costs for the first five months of 2007 are $50.22 per tonne mined and milled. The average total site cost for the 2206 and 2007 (17 months) is $49.56 per tonne, and this unit cost is used as the basis for calculating the mine cut-off grades (See Sec. 17-1 of this report). The actual mine operating costs for 2006 were about $20.95 per tonne and for the first five months of 2007 were about $22.72 per tonne; mining costs averaged $21.84 per tonne for 2006 and the first five months of 2007. The milling costs for 2006 were about $22.34 per tonne, while those for the first five months of 2007 were about $22.50 per tonne for an average of about $22.42 per tonne for the 17-month period. Site G&A costs averaged about $5.61 per tonne in 2006, $5.00 per tonne for the first 5 months of 2007, and averaged $5.31 per tonne for the 17-month period.

In addition to the site costs, concentrate and bullion freight, and smelting and refining charges are considered. The revenues from the operation are based on net smelter returns for both bullion and concentrates. PAH used the actual costs for 2006 and 2007 as a basis for the cutoff grades and evaluation of long-term mine plans; the total site operating cost assumed for oxide ore was $51.55 per tonne and for the sulfide ore was $48.00 per tonne. Add-on costs for downstream processing are $1.55 per tonne for oxides and $6.66 for sulfides. The total costs used by PAH were $51.55 per tonne and $54.66 per tonne for oxides and sulfides respectively.

A summary of the 2006 and 2007 Parrilla site operating costs are shown in Tables 25-11, 25-12 and 25-13, while the costs used for cutoff grade calculations and long-term projections are shown in Table 25-14:

**TABLE 25-11**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
***2006 Site Operating Costs**

| Cost Area | Total Cost | Cost Per tonne | Cost Per Ounce Ag |
|---|---|---|---|
| Mine | $1,166,638 | $20.95 | $5.26 |
| Mill | 1,243,632 | 22.34 | 5.60 |
| Site G&A | 312,420 | 5.61 | 1.41 |
| TOTALS | **$2,722,690** | **$48.90** | **$12.26** |

*Based on production of 221,995 equivalent ounces of silver from mining and milling 55,679 tonnes.

TABLE 25-12
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Mine
*2007 Site Operating Costs (Jan.-May)

| Cost Area | Total Cost | Cost per Tonne | Cost Per Ounce Ag |
|---|---|---|---|
| Mine | | | |
| | $1,267,677 | $22.72 | $6.21 |
| Mill | | | |
| | 1,255,029 | 22.50 | 6.15 |
| Site G&A | | | |
| | 278,995 | 5.00 | 1.37 |
| TOTALS | | | |
| | **$2,801,701** | **$50.22** | **$13.72** |

*Based on production of 204,215 equivalent ounces of silver from mining and milling 55,790 tonnes.

TABLE 25-13
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parilla Mine
*2006 and 2007 Site Operating Costs (17 Months)

| Cost Area | Total Cost | Cost per Tonne | Cost Per Ounce Ag |
|---|---|---|---|
| Mine | | | |
| | $2,434,315 | $21.84 | $5.71 |
| Mill | | | |
| | 2,498,661 | 22.42 | 5.86 |
| Site G&A | | | |
| | 591,415 | 5.31 | 1.39 |
| TOTALS | | | |
| | **$5,524,391** | **$49.56** | **$12.96** |

*Based on production of 426,210 equivalent ounces of silver from mining and milling 111,469 tonnes.

**TABLE 25-14**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Operating Costs for Mine Cutoff Grades**

| Cost Area | Oxide Ore | Sulfide Ore |
|---|---|---|
| **Mine** | $22.00 | $22.00 |
| **Mill** | $23.00 | $21.00 |
| **Site G&A** | $5.00 | $5.00 |
| **Sub-Total** | **$50.00** | **$48.00** |
| **Downstream Freight & Process** | | |
| Bullion Freight | 0.56 | |
| Concentrate Freight | | 0.38 |
| Concentrate Smelting | | 5.28 |
| Asaying & Representation | 0.12 | |
| Refining | 0.87 | 1.00 |
| **Sub-Total** | **$1.55** | **$6.66** |
| **Totals for Cutoff** | **$51.55** | **$54.66** |

### 25.9.3 Economic Evaluation

An economic analysis of the project resulted in a net present value of $8.7M with an Internal Rate of Return of 21 percent. These values show La Parrilla's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion La Parrilla operation should reach operating capacity within a short period of time.

TABLE 25-15
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Silver Mine
Cash Flow - 800 TPD (1)

| | | | | 2,006 | 2,007 | 2,008 | 2,009 | 2,010 | 2,011 |
|---|---|---|---|---|---|---|---|---|---|
| CAPITAL EXPENDITURES | | | | | | | | | |
| Mine Plan (2) | TPD | | | | | | | | |
| TONNES TREATED - SULPHIDE ORE | 197 | | | 0 | 65,000 | 132,000 | 132,000 | 132,000 | 132,000 |
| TONNES TREATED - OXIDE ORE | 400 | | | 0 | 132,000 | 132,000 | 132,000 | 132,000 | 132,000 |
| Total Tonnes | 597 | | | 0 | 197,000 | 264,000 | 264,000 | 264,000 | 264,000 |
| Metals Payments | | | | | | | | | |
| NSR OXIDES | | | | 0 | 7,984,766 | 7,984,766 | 7,984,766 | 7,984,766 | 7,984,766 |
| NSR Sulphides | | | | 0 | 5,084,911 | 10,326,282 | 10,326,282 | 10,326,282 | 10,326,282 |
| Net Revenues | | | | 0 | 13,069,677 | 18,311,048 | 18,311,048 | 18,311,048 | 18,311,048 |
| OPERATING COSTS SULPHIDES: | | | | 0 | 3,185,000 | 6,468,000 | 6,468,000 | 6,468,000 | 6,468,000 |
| OPERATING COSTS OXIDES: | | | | 0 | 6,600,000 | 6,600,000 | 6,600,000 | 6,600,000 | 6,600,000 |
| TOTAL OP. COSTS | | | | 0 | 9,785,000 | 13,068,000 | 13,068,000 | 13,068,000 | 13,068,000 |
| Royalty Expense | 0 | | | 0 | 0 | 0 | 0 | 0 | 0 |
| Property Tax & Insurance | | | | 0 | 175,000 | 175,000 | 175,000 | 175,000 | 175,000 |
| | | | | | | | | | |
| Net after costs | | | | 0 | 3,109,677 | 5,068,048 | 5,068,048 | 5,068,048 | 5,068,048 |
| Interest Expenses | 0 | | | 0 | 0 | 0 | 0 | 0 | 0 |
| Net Profit | | | | 0 | 3,109,677 | 5,068,048 | 5,068,048 | 5,068,048 | 5,068,048 |
| Depreciation | | | | 0 | 1,559,470 | 1,751,136 | 1,831,136 | 1,931,136 | 2,081,136 |
| net taxable income | | | | 0 | 1,550,208 | 3,316,912 | 3,236,912 | 3,136,912 | 2,986,912 |
| Profit Sharing | 0.10 | | | 0 | 155,021 | 331,691 | 323,691 | 313,691 | 298,691 |
| net profit after profit sharing | | | | 0 | 1,395,187 | 2,985,220 | 2,913,220 | 2,823,220 | 2,688,220 |
| Tax @ 20% | 0 | LOSS CARRY FORWARD | | 0 | 0 | 0 | 0 | 0 | 0 |
| net profit | | | | 0 | 1,395,187 | 2,985,220 | 2,913,220 | 2,823,220 | 2,688,220 |
| depreciation | | | | 0 | 1,559,470 | 1,751,136 | 1,831,136 | 1,931,136 | 2,081,136 |
| Loan Proceeds | | | | | | | | | |
| Cash Flow Before Principal & Sustaining Capital | | | | 0 | 2,954,657 | 4,736,357 | 4,744,357 | 4,754,357 | 4,769,357 |
| CAPEX EQUITY | | | 0 | 10,916,288 | 1,150,000 | | | | |
| Sust. Capital | | | | | | 400,000 | 450,000 | 300,000 | 0 |
| Excess Cash Flow | | | 0 | -10,916,288 | 1,804,657 | 4,336,357 | 4,294,357 | 4,454,357 | 4,769,357 |
| | | | | | | | | | |
| Cumulative | | | 0 | -10,916,288 | -9,111,631 | -4,775,274 | -480,917 | 3,973,439 | 8,742,796 |

| | | |
|---|---|---|
| IRR | | 0.21 |
| NPV | 0.00 | 8,742,796 |
| | 0.10 | 3,216,609 |
| (1) Prepared by FMRM, reviewed by PAH | 0.15 | 1,455,220 |
| (2) Based on reserves and indicated resources | 0.20 | 124,114 |
| | 0.25 | -889,005 |

## 26.0 ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.

**Form 51-102F3**
***Material Change Report***



**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 601-2010

**Item 2. Date of Material Change**

July 4, 2007

**Item 3. News Release**

The Company disseminated a press release through the services of CCN Matthews.

**Item 4. Summary of Material Change**

The Company provided an update regarding its activities in Mexico at the La Parilla Silver Mine and the resource development presently underway.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 601-2010

**Item 9. Date of Report**

July 4,, 2007

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

July 4, 2007

## La Parrilla Silver Mine Update and New NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-V) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Parrilla Silver Mine and the resource development presently underway.

The La Parrilla Silver Mine is located in the Municipality of Nombre de Dios, Durango State, México approximately a 45 minute drive from the City of Durango east along Highway 45. The La Parrilla consists of underground silver / lead /zinc mining operation, a cyanidation and flotation ore processing plant with an installed capacity of 800 tonnes per day (tpd). The plant processes both oxide and sulphide silver ores in two separate 400 tpd parallel circuits. The La Parrilla property consists of 53,290 hectares (131,682 acres) of mining rights that cover 3,434 hectares (8,484 acres) within 36 titled concessions in addition to 49,857 hectares (123,199 acres) in two claim applications. The mill is presently running at 700 tpd or 87% capacity. This capacity is increasing on a monthly basis as operational efficiencies are gained. Both doré metal bars and flotation concentrates are being produced.

La Parrilla underground mine development is ongoing and is designed to increase and upgrade the current Resources which includes drifts, ramps, raises and new accesses and upgrades to old workings along the S-SE-trending Los Rosarios System. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios System comprises the La Rosa, Rosarios, La Blanca and San José mines and it tends to intersect the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include the Quebradillas, Protectora, San Nicolas, San José and Las Vacas and other areas. First Majestic is operating three mines within La Parrilla property including the Rosa/Rosario and La Blanca, the San Marcos, and Quebradillas operations while other mines within the property are being developed for future production.

To date, the La Parrilla resource development has exceeded management's expectations due to the success of the ongoing drill program currently underway. In addition, as can be expected production levels are increasing monthly as improvements in the operations are achieved.

The property's geologic potential remains very high as the current Resources / Reserves definitions have been focused on the La Rosa, Rosarios, La Blanca, San Marcos and Quebradillas areas. Mineralization at La Parrilla is a typical assemblage of metasomatic deposit minerals with a high content of silver. The most important mineralization consists of vein deposits and mineral concentrations within breccias. It mainly consists of pyrite, esphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, and consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

In June 2005 First Majestic launched an aggressive drilling program to explore the various areas of interest within La Parrilla holdings. From that time to June 2007, a total of 162 drill holes have been completed consisting of 37,943m of drilling. In addition, underground mine development and exploration has amounted to 6,666 metres of declines, drifts, ramps and raises since January 2006. The following Reserve / Resource Tables outline the current NI 43-101 compliant estimates to date.

The following summary tables were taken from the complete La Parrilla Silver Mine NI 43-101 Technical Report prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (1) (5) (6)**

| Category (2) | Tonnes | Grade | | | Contained Silver Eq. oz. (2) |
|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc % | |
| Proven Reserves – Oxides (3) | 137,051 | 275 | 0.00 | 0.00 | 1,232,385 |
| Proven Reserves – Sulphides (4) | 139,293 | 331 | 0.35 | 0.22 | 1,575,792 |
| Probable Reserves – Oxides (3) | 84,807 | 319 | 0.00 | 0.00 | 884,126 |
| Probable Reserves – Sulphides (4) | 41,862 | 300 | 0.80 | 0.39 | 431,117 |
| **Total Proven + Probable Mineral Reserves** | **403,014** | **271** | **0.20** | **0.13** | **3,660,727** |

**Total Indicated Resources (1) (5) (6)**

| Category | Tonnes | Grade | | | | Contained Silver Eq. oz. (2) |
|---|---|---|---|---|---|---|
| | | Gold g/tonne | Silver g/tonne | Lead % | Zinc % | |
| Indicated Resources – Oxides (3) | 344,329 | 0.20 | 500 | 0.00 | 0.00 | 5,592,004 |
| Indicated Resources – Sulphides (4) | 751,374 | 0.16 | 293 | 1.99 | 1.18 | 7,577,489 |
| **Total Indicated Resources** | **1,095,703** | **0.17** | **358** | **1.37** | **0.81** | **13,169,493** |

**Total Inferred Resources (1) (5) (6)**

| Category | Tonnes | Grade | | | | Contained Silver Eq. oz. (2) |
|---|---|---|---|---|---|---|
| | | Gold g/tonne | Silver g/tonne | Lead % | Zinc % | |
| Inferred Resources – Oxides | 1,358,758 | 0.16 | 360 | 0.00 | 0.00 | 15,960,044 |
| Inferred Resources – Sulphides | 2,750,533 | 0.14 | 204 | 1.34 | 1.70 | 19,824,449 |
| **Total Inferred Resources** | **4,109,291** | **0.15** | **255** | **0.90** | **1.14** | **35,784,493** |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width > 2.00m. No mine recovery included.
(2) Silver equivalent based on sales. Prices used for evaluation: Ag – US$10/oz; Au – US$570/oz; Pb – US$0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec X Payable Au X Au price = $1.61 = 5 g/tonne Ag.
(4) Sulphides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X 2204/100) X 0.70 X 0.85 X US$0.50 = US$6.61/tonne
(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulphide ores. Zinc not considered.

(6) Total Proven & Probable Reserves, Total Indicated Resources and Total Inferred Resources are report exclusive of each other and thus are not combined.

It should be noted that within the Quebradillas area, Grupo México carried out a drill program from 1990 to 1993 which consisted of 73 drill holes with a drilled depth of 16,634m. The historic resources defined by this program have not been included in the above Resource estimates as confirmation drilling and testing by the Company is still underway. In addition, PAH in its report excluded the zinc mineralization from the Reserve / Resource calculation which may represent a significant value for the La Parrilla operation. The exclusion was due to the fact that the zinc flotation circuit was inactive during their site visit. The flotation circuit to produce and recuperate zinc concentrates has now been activated.

The Company's prior NI 43-101 Report dated February 2007, reported compliant Resources of; total Indicated Resources of 14,488,459 ounces silver (20,859,348 ounces silver equivalent) and total Measured Resources of 589,815 ounces silver (596,563 ounces silver equivalent) for a total Measured + Indicated Resource of 15,078,274 ounces silver (or, 21,455,911 ounces silver equivalent). The most current report demonstrates a much larger Resource base that is anticipated to sustain operations at the La Parrilla for several additional years.

Presently, six drill rigs are active in various areas of the La Parrilla property. Over the coming six months, the focus will remain to continue to upgrade present Resources and to develop additional Resources in known mineralized areas. Resource development and exploration planned for the balance of 2007 is to include a total of 101 drill holes consisting of 23,050m in depth. The ongoing drilling program for this period will include 12,100 meters in 48 drill holes from surface and 10,950m in 53 drill holes from underground areas. In addition, approximately 1,500m of drifting, crosscutting and ramp development over this period is also planned.

Significant geologic potential exists within several additional areas of the La Parrilla property. These areas are presently being mapped and studied by a geophysics program in order to define future exploration targets. These areas that appear to be significant target zones are; San José mine, Sacramento, Cerro Santiago, stockwork zone to the east of Quebradillas, Las Víboras, San Marqueña, Mina Los Perros, colour anomaly to the west of San José de la Parrilla, La Protectora, and others. These areas of interest will be investigated and explored on a priority basis going forward.

The Company intends to issue another updated NI 43-101 Technical Report on the La Parrilla Silver Mine in October/November 2007.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


---

## NEWS RELEASE


TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

July 4, 2007


### La Parrilla Silver Mine Update and New NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-V) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Parrilla Silver Mine and the resource development presently underway.

The La Parrilla Silver Mine is located in the Municipality of Nombre de Dios, Durango State, México approximately a 45 minute drive from the City of Durango east along Highway 45. The La Parrilla consists of underground silver / lead /zinc mining operation, a cyanidation and flotation ore processing plant with an installed capacity of 800 tonnes per day (tpd). The plant processes both oxide and sulphide silver ores in two separate 400 tpd parallel circuits. The La Parrilla property consists of 53,290 hectares (131,682 acres) of mining rights that cover 3,434 hectares (8,484 acres) within 36 titled concessions in addition to 49,857 hectares (123,199 acres) in two claim applications. The mill is presently running at 700 tpd or 87% capacity. This capacity is increasing on a monthly basis as operational efficiencies are gained. Both doré metal bars and flotation concentrates are being produced.

La Parrilla underground mine development is ongoing and is designed to increase and upgrade the current Resources which includes drifts, ramps, raises and new accesses and upgrades to old workings along the S-SE-trending Los Rosarios System. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios System comprises the La Rosa, Rosarios, La Blanca and San José mines and it tends to intersect the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include the Quebradillas, Protectora, San Nicolas, San José and Las Vacas and other areas. First Majestic is operating three mines within La Parrilla property including the Rosa/Rosario and La Blanca, the San Marcos, and Quebradillas operations while other mines within the property are being developed for future production.

To date, the La Parrilla resource development has exceeded management's expectations due to the success of the ongoing drill program currently underway. In addition, as can be expected production levels are increasing monthly as improvements in the operations are achieved.

The property's geologic potential remains very high as the current Resources / Reserves definitions have been focused on the La Rosa, Rosarios, La Blanca, San Marcos and Quebradillas areas. Mineralization at La Parrilla is a typical assemblage of metasomatic deposit minerals with a high content of silver. The most important mineralization consists of vein deposits and mineral concentrations within breccias. It mainly consists of pyrite, esphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, and consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

In June 2005 First Majestic launched an aggressive drilling program to explore the various areas of interest within La Parrilla holdings. From that time to June 2007, a total of 162 drill holes have been completed consisting of 37,943m of drilling. In addition, underground mine development and exploration has amounted to 6,666 metres of declines, drifts, ramps and raises since January 2006. The following Reserve / Resource Tables outline the current NI 43-101 compliant estimates to date.

The following summary tables were taken from the complete La Parrilla Silver Mine NI 43-101 Technical Report prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (1) (5) (6)**

| Category (2) | Tonnes | Grade | | | Contained Silver Eq. oz. (2) |
|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc % | |
| Proven Reserves – Oxides (3) | 137,051 | 275 | 0.00 | 0.00 | 1,232,385 |
| Proven Reserves – Sulphides (4) | 139,293 | 331 | 0.35 | 0.22 | 1,575,792 |
| Probable Reserves – Oxides (3) | 84,807 | 319 | 0.00 | 0.00 | 884,126 |
| Probable Reserves – Sulphides (4) | 41,862 | 300 | 0.80 | 0.39 | 431,117 |
| **Total Proven + Probable Mineral Reserves** | **403,014** | **271** | **0.20** | **0.13** | **3,660,727** |

**Total Indicated Resources (1) (5) (6)**

| Category | Tonnes | Grade | | | | Contained Silver Eq. oz. (2) |
|---|---|---|---|---|---|---|
| | | Gold g/tonne | Silver g/tonne | Lead % | Zinc % | |
| Indicated Resources – Oxides (3) | 344,329 | 0.20 | 500 | 0.00 | 0.00 | 5,592,004 |
| Indicated Resources – Sulphides (4) | 751,374 | 0.16 | 293 | 1.99 | 1.18 | 7,577,489 |
| **Total Indicated Resources** | **1,095,703** | **0.17** | **358** | **1.37** | **0.81** | **13,169,493** |

**Total Inferred Resources (1) (5) (6)**

| Category | Tonnes | Grade | | | | Contained Silver Eq. oz. (2) |
|---|---|---|---|---|---|---|
| | | Gold g/tonne | Silver g/tonne | Lead % | Zinc % | |
| Inferred Resources – Oxides | 1,358,758 | 0.16 | 360 | 0.00 | 0.00 | 15,960,044 |
| Inferred Resources – Sulphides | 2,750,533 | 0.14 | 204 | 1.34 | 1.70 | 19,824,449 |
| **Total Inferred Resources** | **4,109,291** | **0.15** | **255** | **0.90** | **1.14** | **35,784,493** |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width > 2.00m. No mine recovery included.
(2) Silver equivalent based on sales. Prices used for evaluation: Ag – US$10/oz; Au – US$570/oz; Pb – US$0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec X Payable Au X Au price = $1.61 = 5 g/tonne Ag.
(4) Sulphides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X 2204/100) X 0.70 X 0.85 X US$0.50 = US$6.61/tonne

(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulphide ores. Zinc not considered.
(6) Total Proven & Probable Reserves, Total Indicated Resources and Total Inferred Resources are report exclusive of each other and thus are not combined.

It should be noted that within the Quebradillas area, Grupo México carried out a drill program from 1990 to 1993 which consisted of 73 drill holes with a drilled depth of 16,634m. The historic resources defined by this program have not been included in the above Resource estimates as confirmation drilling and testing by the Company is still underway. In addition, PAH in its report excluded the zinc mineralization from the Reserve / Resource calculation which may represent a significant value for the La Parrilla operation. The exclusion was due to the fact that the zinc flotation circuit was inactive during their site visit. The flotation circuit to produce and recuperate zinc concentrates has now been activated.

The Company's prior NI 43-101 Report dated February 2007, reported compliant Resources of; total Indicated Resources of 14,488,459 ounces silver (20,859,348 ounces silver equivalent) and total Measured Resources of 589,815 ounces silver (596,563 ounces silver equivalent) for a total Measured + Indicated Resource of 15,078,274 ounces silver (or, 21,455,911 ounces silver equivalent). The most current report demonstrates a much larger Resource base that is anticipated to sustain operations at the La Parrilla for several additional years.

Presently, six drill rigs are active in various areas of the La Parrilla property. Over the coming six months, the focus will remain to continue to upgrade present Resources and to develop additional Resources in known mineralized areas. Resource development and exploration planned for the balance of 2007 is to include a total of 101 drill holes consisting of 23,050m in depth. The ongoing drilling program for this period will include 12,100 meters in 48 drill holes from surface and 10,950m in 53 drill holes from underground areas. In addition, approximately 1,500m of drifting, crosscutting and ramp development over this period is also planned.

Significant geologic potential exists within several additional areas of the La Parrilla property. These areas are presently being mapped and studied by a geophysics program in order to define future exploration targets. These areas that appear to be significant target zones are; San José mine, Sacramento, Cerro Santiago, stockwork zone to the east of Quebradillas, Las Viboras, San Marqueña, Mina Los Perros, colour anomaly to the west of San José de la Parrilla, La Protectora, and others. These areas of interest will be investigated and explored on a priority basis going forward.

The Company intends to issue another updated NI 43-101 Technical Report on the La Parrilla Silver Mine in October/November 2007.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

# FIRST MAJESTIC RESOURCE CORP.

**Warrant Indenture**

**Made as of April 20, 2006**

# TABLE OF CONTENTS

# WARRANT INDENTURE

THIS WARRANT INDENTURE made as of April 20, 2006,

BETWEEN:

**FIRST MAJESTIC RESOURCE CORP.**, a corporation continued under the *Business Corporations Act* (British Columbia) and having an office at Suite 1480, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

(the "Company")

OF THE FIRST PART

AND:

**PACIFIC CORPORATE TRUST COMPANY**, a trust company incorporated under the laws of British Columbia and having an office at 2nd Floor, 510 Burrard Street , Vancouver, British Columbia V6C 3B9

(the "Warrant Agent")

OF THE SECOND PART

**WHEREAS** the Company is proposing to issue Warrants (as hereinafter defined)in the manner herein set forth;

**AND WHEREAS** the Company, under the laws relating thereto, is authorized to issue the Warrants;

**AND WHEREAS** the Company represents to the Warrant Agent that all necessary resolutions of the directors of the Company have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution and delivery of this Indenture and the execution, issue and delivery of the Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company;

**AND WHEREAS** the foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent;

**AND WHEREAS** the Warrant Agent has been appointed and agreed to act as warrant agent on behalf of the Warrantholders (as hereinafter defined) on the terms and conditions set forth herein.

**NOW THEREFORE THIS INDENTURE WITNESSES THAT**, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

# 1. INTERPRETATION

## 1.1 Definitions

In this Indenture (unless there is something in the subject matter or context inconsistent therewith), the following words have the respective meaning indicated below:

(a) "Applicable Legislation" means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to warrant indentures and to the rights, duties and obligations of warrant agents under warrant indentures, and of corporations issuing their securities under warrant indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(b) "Business Day" means a day which is not a Saturday, Sunday or legal holiday in the City of Vancouver, British Columbia;

(c) "Commissions" means the British Columbia and Ontario Securities Commissions;

(d) "Common Share" means a fully paid and non-assessable common share in the capital of the Company as such capital is presently constituted, provided that upon an adjustment pursuant to Article 4, "Common Share" shall thereafter mean the shares or other securities or property that a Special Warrantholder is entitled to on an exchange after the adjustment;

(e) "Company's auditors" means the independent firm of chartered accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

(f) "Current Market Price" means at any date the weighted average price per Common Shares at which the Common Shares have traded:

(i) on the TSX Venture Exchange; or

(ii) if the Common Shares are not listed on the TSX Venture Exchange, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors of the Company and approved by the Warrant Agent; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market as may be selected for this purpose by the directors of the Company and approved by the Warrant Agent, and

during the last 20 consecutive trading days (on which at least 500 Common Shares are traded in board lots) ending the fifth day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares traded on such exchange or market, as the case may be, during such 20 consecutive trading days by the aggregate number of Common Shares sold;

(g) "Designated Provinces" means the Provinces of British Columbia and Ontario;

(h) "director" means a director of the Company for the time being and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Company as a board or, whenever duly empowered, action by a committee of such board;

(i) "Dividends paid in the Ordinary Course" means such dividends payable in cash (or in securities, property or assets of equivalent value) declared payable on a Common Share in any fiscal year of the Company to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

(i) 100% of the aggregate amount or value of the dividends declared payable by the Company on the Common Shares in the period of 12 consecutive months ended immediately prior to the first day of such fiscal year; and

(ii) 50% of the consolidated net earnings of the Company, before extraordinary items and after dividends paid on any and all preferred shares of the Company (if any) for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be as shown in the audited consolidated financial statements of the Company for such 12 month period or, if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company);

and for such purposes the amount of any dividends paid in other than cash or shares of the Company shall be the fair market value of such dividends as determined by the directors;

(j) "Exercise Price" means a price of $5.00 per Warrant Share which is the consideration required from a Warrantholder to the Company upon the Warrantholder exchanging his or her Warrant(s) for Warrant Share(s);

(k) "Expiry Date" means October 20, 2007;

(l) "Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

(m) "Indenture", "herein", "hereto, "hereunder", "hereof", "hereby" and similar expressions mean or refer to this Indenture and not to any particular Article, Section, Subsection, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section", "Subsection" and "paragraph" followed by a number mean and refer to the specified Article, Section, Subsection or paragraph of this Indenture;

(n) "Institutional Accredited Investor" means those institutional "accredited investors" satisfying one or more of the criteria set forth in Rule 501(a) (1), (2), (3) or (7) of Regulation D adopted pursuant to the 1933 Act;

(o) "Private Placement" means the private placement of up to 7,000,000 Special Warrants pursuant to the Underwriting Agreement;

(p) "Prospectus" means a final prospectus of the Company filed with the Commissions by the Company which qualifies the proposed distribution of the Shares and Warrants comprising the Units in the Designated Provinces pursuant to the exercise of the Special Warrants;

(q) "Qualification Date" means, in respect of a Designated Province, the date upon which the final MRRS Decision Document has been obtained for the Prospectus from (or on behalf of) the Commission of such Designated Province or the date a receipt for the Prospectus issued by any Commission that opts out of the MRRS system;

(r) "Qualification Deadline" means 4:59 p.m. (Toronto time) on July 19, 2006 or such other date as may be specified by the Underwriter and the Company with notice to the Warrant Agent;

(s) "Share" means a previously unissued Common Share which forms part of the Unit to be issued to a Special Warrantholder upon exercise or deemed exercise of a Special Warrant;

(t) "Special Warrant" means a Special Warrant created by the Company and issued for a purchase price of $4.00 each and entitling the holder thereof to acquire a Unit upon exercise, having the terms and conditions described in the Special Warrant Indenture;

(u) "Special Warrant Indenture" means that certain special warrant indenture made as of April 20, 2006 between the Company and the Warrant Agent pursuant to which the Special Warrants are or will be issued;

(v) "Special Warrantholder" means the registered holder from time to time of an outstanding Special Warrant;

(w) "Subsidiary of the Company" means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(x) "Trading Day" means any day on which the facilities of the TSX Venture Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed are open for trading;

(y) "Underwriter" means Sprott Securities Inc.;

(z) "Underwriting Agreement" means the underwriting agreement dated April 20, 2006 between the Company and the Underwriter whereby the Underwriter agreed to act as underwriter of the Company in relation to the Private Placement;

(aa) "Unit" means a unit comprised of one Share and one-half of one Warrant, issued on exercise or deemed exercise of each Special Warrant, subject to adjustment in accordance with the provisions of the Special Warrant Indenture. The term "Unit" is used herein for convenience only and is not intended to constitute a separate security;

(bb) "U.S. Person" and "United States" have the meanings ascribed thereto in Regulation "S" under the 1933 Act as set out on Schedule "B" hereto;

(cc) "Warrant" means a Common Share purchase warrant of the Company which entitles the holder to purchase one Warrant Share at a price of $5.00 per Warrant Share at any time on or before the Expiry Time and having the terms and conditions described in this Indenture;

(dd) "Warrant Agent" means the Company's registrar and transfer agent, Pacific Corporate Trust Company, having an office at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, or its successor or sucessors;

(ee) "Warrant Certificate" means a certificate evidencing one or more Warrants issuable on exercise of one or more Special Warrants, substantially in the form attached hereto as Schedule "A";

(ff) "Warrant Share" means a previously unissued Common Share issued pursuant to the exercise of a Warrant;

(gg) "Warrantholder" means the registered holder form time to time of an outstanding Warrant; and

(hh) "1933 Act" means the United States Securities Act of 1933, as amended.

1.2 **Headings**

The division of this Indenture into Articles, Sections, Subsections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.

1.3 **Gender**

Words importing the singular number also include the plural and *vice versa* and words importing the masculine gender include the feminine gender.

1.4 **Weekends and Holidays**

If the date for the taking of any action under this Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding business day with the same force and effect as if taken within the period for the taking of such action.

1.5 **Meaning of "Outstanding"**

Every Warrant represented by a Warrant Certificate countersigned by the Warrant Agent and delivered to the holder is deemed to be outstanding until it is cancelled or delivered to the Warrant Agent for cancellation. Where a new Warrant Certificate has been issued pursuant to Section 2.6 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstanding. A Warrant Certificate that has been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Warrants.

1.6 **Time**

Time is of the essence of this Indenture, the Warrants and the Warrant Certificates.

1.7 **Applicable Law**

This Indenture and each Warrant Certificate are subject to and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8 **Currency**

All references to currency herein are to Canadian dollars unless otherwise indicated.

1.9 **Schedules**

The attached Schedules "A" and "B" are incorporated into and form part of this Indenture.

1.10 **Conflicts**

In the event of a conflict of inconsistency between a provision of this Indenture and a provision of the Warrant Certificate issued hereunder, the relevant provision of this Indenture shall prevail to the extent of the inconsistency.

## 2. ISSUE AND PURCHASE OF WARRANTS

2.1 **Creation, Form and Terms of Warrants**

(a) Subject to the adjustment provisions contained in the Special Warrant Indenture, the Company hereby creates and authorizes for issuance 3,500,000 Warrants entitling Warrantholders to acquire, upon payment of the Exercise Price and subject to adjustment, one Warrant Share for each whole Warrant.

(b) Subject to the provisions hereof and to the adjustment provisions contained in the Special Warrant Indenture, the Warrants issued under this Indenture are limited in the aggregate to 3,500,000 Warrants and one Warrant entitles the holder thereof to acquire, upon payment of the consideration of the Exercise Price, one Warrant Share, provided that the number of Warrant Shares receivable on exercise of a Warrant is subject to increase or decrease so as to give effect to the adjustments required by Article 4.

(c) The Warrants will be issued in registered form and the Warrant Certificates will be substantially in the form set out in Schedule "A" attached hereto with, subject to the provisions of this Indenture, such additions, variations, or omissions as may from time to time be agreed upon between the Company and the Warrantholders and are numbered in such manner as the Company may prescribe. Fractional Warrants will not be issued and no cash or other consideration will be paid in lieu of any fractional interest in a Special Warrant or a claim thereto. All Warrants are, save as to denominations, of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, or partly in one form and partly in another, as the Company may determine. No change in the form of the Warrant Certificates is required by reason of any adjustment made pursuant to Article 4 hereof in the number of Warrant Shares which may be acquired pursuant to the exercise of the Warrants.

2.2 **Transferability and Ownership of Warrants**

(a) The Company hereby appoints the Warrant Agent as registrar of the Warrants and shall cause the Warrant Agent to keep at its Vancouver office set forth in Section 1.1 a register in which the Warrant Agent shall enter the names and addresses of the Warrantholders and other particulars of the Warrants held by them, together with a record of transfers in which particulars of all transfers of Warrants will be recorded. The Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Company, the Underwriter and any Warrantholder.

(b) The Warrants may only be transferred, in accordance with applicable laws and upon compliance with the conditions herein, on the register kept at the office of the Warrant Agent pursuant to Subsection 2.2(a) by the Warrantholder (or its legal representatives or its attorney duly appointed) duly executing the Form of Transfer attached as Appendix 2 to the Warrant Certificate and complying with such other reasonable requirements as the Company and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent.

(c) Notwithstanding anything contained in this Indenture or in the Warrant Certificate, the Warrant Agent, relying solely on the Form of Transfer or such other reasonable

requirements as the Company and Warrant Agent may prescribe pursuant to Subsection 2.2(b) or this Subsection:

(i) shall not register any transfer of a Warrant unless the transfer is made in compliance with Subsection 2.2(d), the Warrant is transferred outside the United States to a non-U.S. Person who properly completes, executes and delivers to the Warrant Agent a certificate in the form attached as Appendix 3 to the Warrant Certificate; and

(ii) shall not register any transfer of a Warrant if it has reasonable grounds to believe that such transfer is otherwise not in accordance with applicable law.

(d) The Warrant Agent shall not register a transfer of a Warrant to or in the name of a U.S. Person or the agent of any such U.S. Person or the name of a person who the Warrant Agent has reasonable grounds to believe is in the United States or is a U.S. Person or the agent of a U.S. Person, unless the Company has received a written opinion of counsel or other evidence satisfactory to it that the transfer of Warrants by such person is in compliance with applicable United States Federal and State securities laws and the Company has provided a direction to the Warrant Agent to proceed with such registration, subject to such terms or conditions, including legending the Warrant Certificates, as may be required at law.

(e) A person who furnishes evidence that he is, to the reasonable satisfaction of the Warrant Agent:

(i) the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Warrantholder;

(ii) a guardian, committee, trustee, curator or tutor representing a Warrantholder who is an infant, an incompetent person or a missing person;

(iii) a liquidator or, or a trustee in bankruptcy for, a Warrantholder;

may, as hereinafter stated, by surrendering such evidence together with the Warrant Certificate in question to the Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Warrantholders. After receiving the surrendered Warrant Certificate and upon the person surrendering the Warrant Certificate, meeting the requirements as hereinbefore set forth, the Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Company. Forthwith after receiving written notice from the Warrant Agent as aforesaid the Company shall, in accordance with the provisions of Section 2.5 hereof, cause a new Warrant Certificate to be issued and sent to the new holder and the Warrant Agent shall alter its register of holders accordingly.

(f) The Company and the Warrant Agent shall deem and treat the registered holder of any Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Company and any previous holder of such Warrant, save in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Company nor the Warrant Agent is affected by any notice to the contrary.

(g) Subject to the provisions of this Indenture and applicable law, each Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of the

Warrant Shares by the Company upon exercise of the Warrants by the Warrantholder in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Company and the Warrant Agent with respect to such Warrants and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any such Warrantholder.

(h) Notwithstanding any other provision of this Section 2.2, in connection with any transfer of Warrants, the transferor and transferee shall comply with all reasonable requirements of the Warrant Agent as the Warrant Agent may deem necessary to secure the obligations of the transferee of such Warrants with respect to the sale of such Warrants to the Company pursuant to Section 2.9.

## 2.3 Warrantholders Not Shareholders

A Warrantholder is not deemed or regarded as a shareholder of the Company nor is such Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and in the Warrant Certificates.

## 2.4 Signing of Warrants

Any one director or officer of the Company shall sign the Warrant Certificates either manually or by facsimile signature and need not be under the seal of the Company. A facsimile signature upon any Warrant Certificate is for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. If a person whose signature, either manually or in facsimile, appears on a Warrant Certificate is not a director or officer of the Company at the date of this Indenture or at the date of the countersigning and delivery of such Warrant Certificate, such fact does not affect in any way the validity of the Warrants or the entitlement of the Warrantholder to the benefits of this Indenture or of the Warrant Certificate.

## 2.5 Countersigning

The Warrant Agent shall certify the Warrant Certificates upon the written direction of the Company. No Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Warrant Certificate has been countersigned by the Warrant Agent. The countersignature by or on behalf of the Warrant Agent upon any Warrant Certificate will be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof. The countersignature by or on behalf of the Warrant Agent on any Warrant Certificate is not construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants or as to the performance by the Company of its obligations under this Indenture and the Warrant Agent is in no way liable or answerable for the use made of the Warrants. The countersignature of the Warrant Agent is, however, a representation and warranty of the Warrant Agent that the Warrant Certificate has been duly countersigned by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture.

## 2.6 Loss, Mutilation, Destruction or Theft of Warrants

In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and thereupon the Warrant Agent will countersign and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.

The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company and to the Warrant Agent, in their discretion. The Company and the Warrant Agent may also, as a condition precedent to issuing a new Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

### 2.7 Exchange of Warrants

A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Warrant Agent at the office of the Warrant Agent set forth in Section 1.1(dd), exchange his Warrant Certificates for Warrant Certificates evidencing Warrants in other denominations entitling the Warrantholder to acquire in the aggregate the same number of Warrant Shares as it was entitled under the Warrant Certificates so surrendered, in which case the Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and an additional reasonable charge for every Warrant Certificate issued upon exchange. The Warrantholder surrendering such Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Warrant Certificate. The Company shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid.

### 2.8 Ranking

All Warrants will have the same attributes and rank *pari passu* regardless of the date of actual issue.

### 2.9 Purchase of Warrants for Cancellation

Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Warrants in the market, by private contract or otherwise on such terms as the Company may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Warrants are then obtainable plus reasonable costs of purchase. The Warrant Certificates representing the Warrants purchased hereunder by the Company shall be delivered to and cancelled by the Warrant Agent and no Warrants shall be issued in substitution thereof.

### 2.10 Recognition of Registered Holder

The Company and the Warrant Agent may deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Company and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Company or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Warrantholder of Common Shares upon the exercise thereof shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Company or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

## 3. COVENANTS OF THE COMPANY

So long as any Warrants remain outstanding, the Company represents, warrants, covenants and agrees with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders as follows:

3.1 **To Issue Warrants and Reserve Warrant Shares**

That it is duly authorized to create and issue the Warrants and that the Warrants, when issued and countersigned by the Warrant Agent will be valid and enforceable against the Company in accordance with their terms and the terms of this Indenture and that, subject to the provisions of this Indenture, the Company shall cause the Warrant Shares from time to time acquired pursuant to the exercise of Warrants and the certificates representing the Warrant Shares to be duly issued and delivered in accordance with the terms of the Warrants and this Indenture, upon payment of the Exercise Price, to the Warrantholders. At all times while any of the Warrants are outstanding, the Company shall reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligation to issue Warrant Shares in respect of the exercise of all Warrants outstanding from time to time. All Warrant Shares acquired pursuant to the exercise of the Warrants shall be fully paid and non-assessable and free and clear of all encumbrances arising through or under the Company.

3.2 **To Execute Further Assurances**

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3 **To Carry On Business**

That subject to the express provisions hereof, it shall carry on and conduct and shall cause to be carried on and conducted its business in the same manner as heretofore carried on and conducted and in accordance with industry standards and good business practice, provided, however, that the Company or any Subsidiary of the Company may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or any Subsidiary of the Company as the case may be, to do so, and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent the amalgamation, consolidation, merger, sale, winding-up or liquidation of the Company or any Subsidiary of the Company or the abandonment of any rights and franchises of the Company or any Subsidiary of the Company if, in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it is advisable and in the best interest of the Company or of such Subsidiary of the Company to do so.

3.4 **Reporting Issuer**

That the Company is presently a reporting issuer in the Designated Provinces and will use its best commercially reasonable efforts to maintain its status as such in the Designated Provinces and in each other province in which the Company becomes a reporting issuer following the date hereof, until the Expiry Date. The Company will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Warrant Shares pursuant to the exercise of Warrants.

3.5 **Breach of Constating Documents**

That the issue and sale of the Special Warrants and the issue of the Shares, the Warrants and the Warrant Shares do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Company or the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company or any Subsidiary is contractually bound as of the date of this Indenture.

3.6 **Securities Qualification Requirements**

That if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Commissions or any other step is required under any federal or provincial law of a Designated Province before any securities or property which a Warrantholder is entitled to receive pursuant to the exercise of a Warrant may properly and legally be delivered upon the due exercise of a Warrant, the Company shall use its commercially reasonable best efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.

3.7 **Maintain Listing**

That the Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares which are outstanding on the TSX Venture Exchange and to ensure that the Warrant Shares will be listed and posted for trading on such exchange simultaneously with or as soon as possible following their issue.

3.8 **Satisfy Covenants**

That the Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture and advise the Warrant Agent promptly in writing of any default under the terms of this Indenture.

3.9 **Performance of Covenants by Warrant Agent**

If the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within ten (10) Business Days after receiving notice of such failure by the Warrant Agent, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it but, subject to Article 8, shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. No such performance, expenditure or advance by the Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

3.10 **Warrant Agent's Remuneration and Expenses**

The Company will pay to the Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Warrant Agent in the administration or execution hereof (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the gross negligence or wilful misconduct of the Warrant Agent or of persons for whom the Warrant Agent is responsible.

3.11 **Notice to Warrantholders of Certain Events**

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that, so long as any of the Warrants are outstanding, it will not:

(a) pay any dividend payable in shares of any class to the holders of its shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its shares;

(b) offer to the holders of its shares rights to subscribe for or to purchase any shares or shares of any class or any other securities, rights, warrants or options;

(c) make any repayment of capital on, or distribution of evidences of indebtedness on, any of its assets (excluding cash dividends) to the holders of shares;

(d) amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e) effect any subdivision, consolidation or reclassification of its shares; or

(f) liquidate, dissolve or wind-up,

unless, in each such case, the Company will have given notice, in the manner specified in section 9.2, to each Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Company will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Company will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given. The notice will also specify the date as of which the holders of shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice will be given, with respect to the actions described in subsections (a), (b), (c), (d), (e) and (f) above not less than 10 days prior to the record date or the date on which the Company's transfer books are to be closed with respect thereto.

3.12 **Closure of Share Transfer Books**

The Company further covenants and agrees that it will not during the period of any notice given under section 3.11 close its share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this section 3.12 will be deemed to affect the right of the Company to do or take part in any of the things referred to in section 3.11 or to pay cash dividends on the shares of any class or classes in its capital from time to time outstanding.

3.13 **Trust for Warrantholder's Benefit**

The covenants of the Company to the Warrant Agent provided for in this Indenture shall be held in trust by the Warrant Agent for the benefit of the Warrantholders.

3.14 **No Amendment to Common Shares**

So long as any Warrants are outstanding, the Company will not amend the attributes of the Common Shares unless consented to in writing by the Warrantholders by Extraordinary Resolution.

## 4. ADJUSTMENT OF NUMBER OF WARRANT SHARES

### 4.1 Adjustment of Number of Warrant Shares

The rights to acquire Warrant Shares in effect at any date attaching to the Warrants are subject to adjustment from time to time as follows:

(a) if and whenever at any time from the date hereof and prior to the Expiry Time, the Company:

(i) subdivides, redivides or changes its outstanding Common Shares into a greater number of shares;

(ii) consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii) issues Common Shares or securities exchangeable or convertible to Common Shares ("convertible securities") to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or convertible securities to such holders as Dividends paid in the Ordinary Course),

(any of the above being a "Common Share Reorganization"), the number of Warrant Shares issuable upon the exercise of each Warrant is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by multiplying the number of Warrant Shares previously obtainable on the exercise of a Warrant by the fraction of which:

(A) the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or convertible securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

(B) the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date or such Common Share Reorganization;

and the Company and Warrant Agent, upon receipt of notice pursuant to Section 4.3, shall make such adjustment successively whenever any event referred to in this Subsection 4.1(a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Subsection 4.1(a). To the extent that any convertible securities are not converted into or exchanged for Common Shares prior to the expiration thereof, the number of Warrant Shares obtainable under each Warrant shall be readjusted to the number of Warrant Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

(b) if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled,

during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

(ii) the denominator of which shall be the aggregate of:

(A) the number of Common Shares outstanding as of the record date for the Rights Offering, and

(B) a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

(c) if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall issue or distribute to all or to substantially all the holders of the Common Shares:

(i) securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidence of its indebtedness, or

(ii) any property (including cash) or other assets,

and if such issuance or distribution does not constitute Dividends paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof in effect on such record date by a fraction:

(iii) the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

(iv) the denominator of which shall be:

(A) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(B) the excess, if any, of (1) the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (2) the fair market value of the consideration received therefor by the Company from the holders of the Common Shares, as determined by action by the directors (whose determination shall be conclusive);

(d) if and whenever at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a change in the Common Shares into other Shares or securities or a capital reorganization of the Company other than as described in Subsection 4.1(a) or the triggering of a shareholders' rights plan or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a transfer, a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a "Capital Reorganization", every Warrantholder who has not exercised his or her right of acquisition, as at the effective date of such Capital Reorganization is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Warrant Shares obtainable under the Warrants to which it was previously entitled, the kind and number of Warrant Shares or other securities or property of the Company that the Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares obtainable upon the exercise of Warrants then held, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 4.1. The Company shall not carry into effect any action requiring an adjustment pursuant to this Subsection 4.1(d) unless all necessary steps have been taken so that the Warrantholders are thereafter entitled to receive such kind and number of Warrant Shares, other securities or property. The Company will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization enters an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of his acquisition rights thereafter. An indenture entered into by the Company pursuant to the provisions of this Subsection 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Company, any successor to the Company or any purchasing body corporate, partnership, trust or other entity and the Warrant Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive Capital Reorganizations;

(e) where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be for an event referred to herein, the Company may defer, until the occurrence of that event, issuing to the Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Warrant Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event. If the Company relies on this Subsection 4.1(e) to defer issuing an adjusted number of Warrant Shares, other securities or property to a Warrantholder, the Warrantholder has the right to receive any distributions made on the

adjusted number of Warrant Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Warrantholder would but for the provisions of this Subsection 4.1(e), have become the holder of record of the adjusted number of Warrant Shares, other securities or property pursuant to Section 4.2 or 4.3;

(f) the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term "Warrant Share" where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of Warrant Shares obtainable in any exercise made pursuant to a Warrant is interpreted to mean the number of Warrant Shares Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant;

(g) all shares of any class which a Warrantholder is at the time in question entitled to receive on the full exercise of his Warrant, whether or not as a result of adjustments made pursuant to this Section 4.1 are, for the purposes of the interpretation of this Indenture, deemed to be securities which that Warrantholder is entitled to acquire pursuant the exercise of a Warrant;

(h) notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made in connection with the exercise of the Warrants or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company;

(i) in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Company's auditors who shall have access to all necessary records of the Company, and a determination by the Company's auditors is binding upon the Company, the Warrant Agent, all Warrantholders and all other persons interested therein;

(j) no adjustment in the number of Warrant Shares obtainable upon exercise of Warrants shall be made in respect of any event described in Section 4.1, other than the events referred to in clauses (i) and (ii) of subsection (a) thereof, if the Warrantholders are entitled to participate in such event on the same terms, *mutatis mutandis,* as if the Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event;

(k) in the event that the Company after the date of issue of the Warrants shall take any action affecting the Warrant Shares, other than action described in Section 4.1, which in the opinion of the directors of the Company would materially affect the rights of Warrantholders, the number of Warrant Shares obtainable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Warrant Shares shall be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances;

(l) if the Company shall set a record date to determine the holders of the Warrants for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such shareholders of any

such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the number of Warrant Shares obtainable upon exercise of any Warrant shall be required by reason of the setting of such record date; and

(m) in the absence of a resolution of the directors fixing a record date for a Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which the Special Distribution is effected.

4.2 **Proceedings Prior to any Action Requiring Adjustment**

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Warrants, including the number of Warrant Shares obtainable upon the exercise thereof, the Company shall take any corporate action which may in its opinion be necessary in order that the Company or any successor to the Company has unissued and reserved Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares and may validly and legally deliver all other securities or property which the Warrantholders are entitled to receive on the full exercise of the Warrants in accordance with the provisions hereof.

4.3 **Certificate of Adjustment**

If the notice provided by the Company pursuant to Section 4.6 does not contain the full particulars of an event or the required adjustment, the Company shall immediately after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a notice to the Warrantholders and the Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

4.4 **No Action After Notice**

The Company covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising rights of acquisition pursuant thereto during the period of 14 days after giving of the notice set forth in Section 4.3 hereof and 4.6 hereof.

4.5 **Protection of Warrant Agent**

The Warrant Agent:

(a) is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(c) is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4;

(d) shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations,

warranties or covenants herein contained or of any acts of the agents or servants of the Company; and

(e) the Warrant Agent shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof and the Warrant Agent shall not be required to take notice of any default of the Company hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of such notice, the Warrant Agent may for all purposes hereunder conclusively assume that no default by the Company hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Warrant Agent hereunder as to whether any action is required to be taken in respect of any default hereunder.

### 4.6 Notice of Special Matters

The Company covenants with the Warrant Agent that so long as any Warrants remain outstanding it will give 14 days prior written notice in the manner provided for in Article 9 to the Warrant Agent, each Warrantholder and to the Underwriter of any event which requires an adjustment to the subscription rights attaching to any of the Warrants pursuant to this Article 4. The Company covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in Article 4. The Company further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Company with the Warrant Agent showing how such adjustment shall be computed.

## 5. EXERCISE AND EXPIRATION OF WARRANTS

### 5.1 Exercise of Warrants

A Warrantholder may, at any time before the Expiry Time, exercise all or any number of the Warrants which remain outstanding and are then held by the Warrantholder, by surrendering to the Warrant Agent the Warrant Certificate or certificates representing the number of Warrants to be exercised, together with a duly completed and executed exercise form(s) in the form attached as Appendix 1 to the Warrant Certificate(s) in accordance with the instructions attached as Appendix 5 to the Warrant Certificate and subject to compliance with such requirements as the Warrant Agent may reasonably impose to permit the tracking of such exercises from time to time and certified cheque or bank draft in lawful money of Canada payable to or to the order of the Company at par in the City of Vancouver in an amount equal to the Exercise Price in respect of each Warrant Share subscribed for. Any voluntary exercise is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and is further subject to the Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Warrant Agent, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Warrants pursuant to this Section 5.1, there remain restrictions on resale under applicable securities legislation on the Warrant Shares so acquired, the Company, may, if required on the advice of counsel, endorse the certificates representing the Warrant Shares with respect to those restrictions. Upon the voluntary exercise of Warrants pursuant to this Section 5.1, the Warrant Agent shall promptly thereafter and in any event within five Business Days:

(a) send by registered mail certificates for Warrant Shares to the address of the Warrantholder specified in the register of Warrants;

(b) if so specified, deliver certificates for Warrant Shares to the Warrantholder at the principal office of the Warrant Agent in Vancouver, British Columbia; or

(c) send by registered mail certificates for the Warrant Shares to the address of the Warrantholder specified in writing by the Warrantholder to the Warrant Agent.

The exercise form attached to the Warrant Certificates shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the holder, his executors, administrators, other legal representatives or such holder's attorney duly appointed.

If any of the Warrant Shares in respect of which the Warrants are exercised are to be issued to a person or persons other than the Warrantholder in accordance with the provisions of this Section 5.1 hereof, the Warrantholder shall pay to the Warrant Agent all requisite stamp or security transfer taxes or other governmental charges eligible in connection with the issue of such Warrant Shares to such other person or persons or shall establish to the satisfaction of the Warrant Agent that such taxes and charges have been paid.

5.2 **Effect of Exercise of Warrants**

Upon the exercise and payment by the holder of the Warrants as provided in Section 5.1, the Warrant Shares shall be deemed to have been issued and each Warrantholder is, at that time, deemed to have become the holder or holders of record of the Warrant Shares comprised therein, in respect of which the Warrants are exercised or are deemed to have been exercised unless the transfer registers of the Company shall be closed by law on such date, in which case the Warrant Shares acquired shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Warrant Shares on the date on which such transfer registers are next reopened.

5.3 **Partial Exercise of Warrants**

The Warrantholder may acquire a number of Warrant Shares less than the number of Warrant Shares which the holder is entitled to acquire pursuant to the Warrant Certificate(s). In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise, the Warrantholder upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Warrant Certificate(s) in respect of the balance of the Warrants represented by the surrendered Warrant Certificate(s) and which were not then exercised.

5.4 **Expiration of Warrants**

After the Expiry Time, all rights under any Warrants in respect of which the right of exercise herein and therein provided for shall not theretofore have been exercised in accordance herewith and therewith shall wholly cease and terminate and such Warrant shall be void and have no effect.

5.5 **Fractions of Shares**

(a) Where a Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Warrant Share(s) which in the aggregate entitle the Warrantholder to receive a whole number of Warrant Shares; and

(b) If a Warrantholder is not able to, or elects not to, combine Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Warrantholder may not exercise the right to acquire a fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares.

5.6 **Accounting and Recording**

The Warrant Agent shall promptly notify the Company with respect to Warrants exercised. The Warrant Agent shall record the particulars of the Warrants exercised which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5

and the number of Warrant Shares issued. Within five business days of the exercise of each Warrant pursuant to Section 5.1, the Warrant Agent shall provide those particulars in writing to the Company.

The Warrant Agent shall promptly account to the Company with respect to the Warrants exercised and shall forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received on the purchase of the Warrant Shares through the exercise of the Warrants. All such monies, and any securities or other instruments from time to time received by the Warrant Agent, shall be received in trust for the Company.

5.7 **Issuance of Warrants**

(a) All certificates for Warrants or Warrant Shares issued to any person who the Warrant Agent has reasonable grounds to believe is in the United States or is a U.S. Person or acting on behalf or for the account of a U.S. Person or a person in the United States will have the following legend endorsed thereon:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OR (C) WITHIN THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

*provided, that* if at the time the Company is a "foreign issuer" as defined in Regulation S under the 1933 Act, the Warrants or Warrant Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with Canadian local laws and regulations, such legend may be removed by the holder thereof providing a declaration to the Warrant Agent to the effect set out in Appendix 4 attached hereto (or such other evidence of the availability of an exemption as the Warrant Agent or the Company may prescribe from time to time); and provided, further, that, if any such securities are being sold pursuant to Rule 144 of the 1933 Act, the legend may be removed by delivery to the Warrant Agent of an opinion of counsel of recognized standing reasonably satisfactory to the Warrant Agent, that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws.

In order to ensure compliance with applicable United States securities laws, no direct or indirect transfer or sale of Warrants bearing the U.S. Legend may be made except in compliance with the U.S. Legend or unless otherwise determined by the Company to be in accordance with applicable Canadian and U.S. securities legislation.

(b) All Warrant Certificates issued prior to the earlier of the Qualification Date and August 21, 2006 will have the following additional legends endorsed thereon:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE AUGUST 21, 2006."
>
> "WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 21,

5.8 **Issuance of Warrant Shares**

All certificates for Warrant Shares issued prior to the earlier of the Qualification Date and August 21, 2006 will have the following legends endorsed thereon:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE AUGUST 21, 2006."
>
> "WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 21, 2006."

All certificates representing the underlying Warrant Shares issued to, or for the account or benefit of, a U.S. Person or a person in the United States, upon exercise of any Warrants represented by any such Warrant Certificate or in substitution thereof will bear the U.S. Legend.

5.9 **Securities Restrictions**

(a) Notwithstanding anything herein contained, in the event that the Warrants are exercised pursuant to and in accordance with the provisions of Section 5.1 prior to the issuance of a receipt for the Prospectus by the Commissions, the certificates representing the Warrant Shares thereby issued will bear such legend as may, in the opinion of counsel to the Company, acting reasonably, be necessary in order to avoid a violation of any applicable securities laws or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid violation of any such laws, or the holder of any such legended certificates representing the Warrants at the holder's expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such holder is entitled to sell or otherwise transfer such Warrants in a transaction in which such legends are not required, such legended certificates representing Warrants may thereafter be surrendered to the Warrant Agent in exchange for a certificate which does not bear such legend.

(b) The Warrant Agent shall not register any exercise of Warrants if it has reason to believe that the holder is a U.S. Person, is in the United States or is acquiring the Warrants evidenced thereby for the account or benefit of a U.S. Person or a person in the United

States, or if the Company has provided written instructions to the Warrant Agent prior to such exercise to the effect that the Company believes such exercise would not comply with the 1933 Act or applicable state securities laws.

(c) Any holder which exercises Warrants shall provide to the Warrant Agent either:

(i) a written certification that the holder (A) at the time of exercise of the Warrants is not in the United States; (B) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or person in the United States; and (C) did not exercise or deliver the exercise form for the Warrant in the United States;

(ii) a written certification that the holder (A) purchased the Special Warrants under which the Warrants were issued directly from the Company for its own account or the account of another Institutional Accredited Investor for which it exercises sole investment discretion; (B) is exercising the Warrant solely for its own account or for the account of such other Institutional Accredited Investor and not on behalf of any other person; and (C) was (and such other person, if any, for whose account the Warrants are being exercised was) an Institutional Accredited Investor, both on the date the Special Warrants were purchased from the Company and on the date of exercise of the Warrants; or

(iii) a written opinion of counsel of recognized standing in form and substance satisfactory to the Company to the effect that an exemption from the registration requirements of the 1933 Act and applicable state securities laws is available for the issuance of the Shares and Warrants issuable on exercise of the Warrants.

No certificates representing Warrant Shares will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements of section 5.9(c)(ii) or (iii) above.

## 6. MEETINGS OF WARRANTHOLDERS

### 6.1 Definitions

In this Article 6 or otherwise in this Indenture:

(a) "Adjourned Meeting" means a meeting adjourned in accordance with Section 6.8 or 6.9;

(b) "Extraordinary Resolution" means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 2/3 of the votes cast on such resolution; and

(c) "Meeting" means a meeting of the Warrantholders.

### 6.2 Convening Meetings

The Warrant Agent or the Company may convene a Meeting at any time at the expense of the Company. Upon receipt of a written requisition signed in one or more counterparts by Warrantholders holding not less than 25% of the Warrants outstanding, the Warrant Agent or the Company shall convene a Meeting, provided that arrangements satisfactory to the Warrant Agent have been made by the Company or the Warrantholders for the costs of convening and holding a Meeting and for indemnification of the Warrant Agent. If the Warrant Agent or the Company fails to convene the Meeting within 15 Business Days after being duly requisitioned to do so, the Warrantholders holding not less than 25% of the Warrants outstanding may themselves convene a Meeting the notice for which must be signed by a

person that those Warrantholders specify, provided that the Warrant Agent and Company receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3 **Place of Meeting**

Every Meeting must be held in Vancouver, British Columbia or at such other place that the Warrant Agent and Company approve.

6.4 **Notice**

The Warrant Agent or the Company, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Warrant Agent (unless the Meeting has been called by the Warrant Agent), the Underwriter and the Company (unless the Meeting has been called by the Company) in the manner specified in Article 9 at least 25 days before the date of the Meeting. The Warrant Agent shall give written notice of each Adjourned Meeting to each Warrantholder in the manner specified in Article 9 at least 7 days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting together with such additional information as may be required to sufficiently inform the Warrantholders regarding the business to be transacted. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Warrant Agent or the Company, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5 **Persons Entitled to Attend**

The Company and the Underwriter may and the Warrant Agent shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company nor the Warrant Agent has the right to vote. The legal advisors of the Company, Warrant Agent, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.

6.6 **Quorum**

A quorum for a Meeting of the Warrantholders shall consist of two or more persons present in person and owning or representing by proxy not less than 25% of the Warrants then outstanding.

6.7 **Chairman**

The Warrant Agent shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders and proxies for Warrantholders present shall choose one of their number to be chairman. The chairman may vote any Warrants for which he or she is the registered holder.

6.8 **Power to Adjourn**

The chairman of any Meeting at which a quorum of Warrantholders is present may, with the consent of the Meeting adjourn any such meeting, and no notice of such adjournment need be given except such notice if any, as the Meeting may prescribe.

6.9 **Adjourned Meeting**

If a quorum of the Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than 10 calendar days and not more than 30 calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chairman. The Warrant Agent shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Warrantholder and the Company. At an Adjourned Meeting, two or more Warrantholders or persons representing Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened.

6.10 **Show of Hands**

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion will not be carried. On a show of hands each Warrantholder or person representing a Warrantholder by proxy is entitled to one vote for every Warrant then outstanding of which such Warrantholder is the registered owner.

6.11 **Poll**

When requested by a Warrantholder acting in person or by the proxy representing the Warrantholder and on every Extraordinary Resolution, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the meeting. Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion is not carried. On a poll, each Warrantholder or person representing a Warrantholder shall be entitled to one vote for every Warrant then outstanding and of which he is the registered holder. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.

6.12 **Regulations**

Subject to the provisions of this Indenture, the Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a) setting a record date for a Meeting for determining Warrantholders entitled to receive notice of and vote at a Meeting;

(b) voting by proxy, the form of instrument appointing a proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Warrantholder;

(c) lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

(d) the form of the instrument of proxy; and

(e) any other matter relating to the conduct of a meeting of Warrantholders.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Warrant Agent may permit Warrantholders to make proof of ownership in the manner the Warrant Agent approves.

6.13 **Powers of Warrantholders**

By Extraordinary Resolution passed pursuant to this Article 6, the Warrantholders may:

(a) agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Warrant Agent in its capacity as warrant agent hereunder or on behalf of the Warrantholders against the Company, which has been agreed to by the Company;

(b) direct and authorize the Warrant Agent to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

(c) direct the Warrant Agent to enforce any covenant or obligation on the part of the Company contained in this Indenture or to waive any default by the Company in compliance with any provisions of this Indenture either unconditionally or upon any conditions specified in such resolution;

(d) assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(e) without limiting the generality of Subsections 6.13(a) and (d), assent to an extension of time thereunder;

(f) with the consent of the Company, remove the Warrant Agent or its successor in office and to appoint a new registrar and warrant agent to take the place of the Warrant Agent so removed;

(g) upon the Warrant Agent being furnished with an indemnity that is, in its discretion, sufficient, require the Warrant Agent to enforce any covenant of the Company contained in this Indenture or the Warrant Certificates, or to enforce any right of the Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(h) restrain any Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Warrantholders as set out in this Indenture or the Warrant Certificates;

(i) direct a Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(j) waive and direct the Warrant Agent to waive a default by the Company in complying with any of the provisions of this Indenture or the Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(k) assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; and

(l) amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.13.

6.14 **Powers Cumulative**

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15 **Minutes of Meetings**

The Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Warrant Agent for inspection by a Warrantholder or his authorized representative and the Underwriter at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting of the Warrantholders, such minutes shall be *prima facie* evidence of the matters therein stated, and until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16 **Written Resolutions**

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Warrantholders holding not less than a majority of the Warrants outstanding in the case of a resolution, or not less than 2/3 of the Warrants outstanding in the case of a Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, a resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17 **Binding Effect**

A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders. Upon the passing of a Warrantholder's resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Company to the Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Warrant Agent is entitled to and shall give effect thereto.

6.18 **Holdings by the Company or Subsidiaries of the Company Disregarded**

In determining whether Warrantholders holding Warrants evidencing the required number of Common Shares which may be acquired pursuant to the exercise of the Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Agreement, Warrants owned legally or beneficially by the Company or any subsidiary of the Company shall be disregarded.

# 7. SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

## 7.1 Provision for Supplemental Indentures for Certain Purposes

From time to time the Company shall, when authorized by the directors of the Company, and the Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Warrant Agent are necessary or advisable, provided the same are not, in the opinion of counsel to the Warrant Agent or the Company prejudicial to the interests of the Warrantholders;

(b) adding to the covenants of the Company in this Indenture for the protection of the Warrantholders;

(c) evidencing any succession, (or successive successions), of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d) setting forth any adjustments resulting from the application of the provisions of Article 4;

(e) making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of counsel to the Warrant Agent or the Company, prejudicial to the interests of the Warrantholders;

(f) giving effect to an Extraordinary Resolution;

(g) to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of counsel to the Warrant Agent or the Company, the rights of the Warrantholder are not prejudiced thereby;

(h) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate which does not affect the substance thereof; or

(i) for any other purpose not inconsistent with the provisions of this Indenture, provided that the rights of the Warrantholders are not, in the opinion of the counsel to the Warrant Agent or the Company, in any way prejudiced thereby.

## 7.2 Company May Consolidate, etc. on Certain Terms

Subject to Subsection 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety in circumstances resulting in the Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such

consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

### 7.3 Successor Body Corporate Substituted

Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all or substantially all of the properties and assets of the Company as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

## 8. CONCERNING THE WARRANT AGENT

### 8.1 Duties of Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to warrant agents, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances.

### 8.2 Action by Warrant Agent

The Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

### 8.3 Certificate of the Company

If in the administration of this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Warrant Agent may accept and rely on a certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate.

### 8.4 Warrant Agent May Employ Experts

The Warrant Agent may, at the Company's expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Company shall reimburse the Warrant Agent for all disbursements, costs and expenses made or incurred by the Warrant Agent in the discharge of its duties and in the management of its duties hereunder. The Warrant Agent may rely upon the and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of its duties hereunder. The Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Warrant Agent in good faith.

## 8.5 Resignation and Replacement of Warrant Agent

(a) The Warrant Agent may resign and be discharged from all further obligations hereunder by giving to the Company and the Warrantholders written notice at least 60 days, or such shorter time period if acceptable to the Warrant Agent, the Company and the Special Warrantholders, before the effective date of the resignation. If the Warrant Agent resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new warrant agent. Failing such appointment by the Company or by the Warrantholders by Extraordinary Resolution, the retiring Warrant Agent or any Warrantholder may apply to a Judge of the Supreme Court of British Columbia on such notice as such Judge may direct, for the appointment of a new warrant agent. The Warrantholder may, by Extraordinary Resolution, remove the Warrant Agent (including a warrant agent appointed by the Company or by a Judge as aforesaid) and appoint a new warrant agent. On any new appointment, the new warrant agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent without any further assurance, conveyance, act or deed. If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Warrant Agent shall execute the same in favour of the new warrant agent.

(b) Any company resulting from a merger, consolidation, arrangement or amalgamation to which the Warrant Agent for the time being is a party shall be the successor Warrant Agent under this Indenture without any further act.

## 8.6 Indenture Legislation

The Company and the Warrant Agent agree that each shall at all times in relating to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

## 8.7 Notice

The Warrant Agent is not required to give notice to third parties, including the Warrantholders, of the execution of this Indenture.

## 8.8 Use of Proceeds

The Warrant Agent is in no way responsible for the use by the Company of the proceeds of the issue hereunder.

## 8.9 No Inquiries

Prior to the countersignature and delivery of any Warrant Certificates under any provisions of this Indenture, the Warrant Agent is not bound to make any inquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Indenture, but is entitled to accept and act upon the resolutions, opinions, certificates or other documents. The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Company of the Company's covenants hereunder.

8.10 **Actions by Warrant Agent to Protect Interest**

The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.11 **Warrant Agent Not Required to Give Security**

The Warrant Agent is not required to give any bonds or security with respect to the execution or administration of its duties under this Indenture.

8.12 **No Conflict of Interest**

The Warrant Agent represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Warrant Agent hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Warrant Agent shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.13 **Warrant Agent Not Ordinarily Bound**

The Warrant Agent is not obligated to spend its own funds in connection with the commencement or continued exercise of its duties hereunder. The obligation of the Warrant Agent to exercise its duties hereunder is conditional upon Warrantholders furnishing, when required in writing so to do by the Warrant Agent, an indemnity reasonably satisfactory to the Warrant Agent, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against any loss, damage or liability by reason thereof.

8.14 **Warrant Agent May Deal in Instruments**

The Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.15 **Recitals or Statements of Fact Made by Company**

Except for the representations contained in Sections 2.5, 8.12 and 8.19 and subject to the provisions hereof, the Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.

8.16 **Warrant Agent's Discretion Absolute**

The Warrant Agent, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.17 **No Representations as to Validity**

The Warrant Agent is not:

(a) under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Section 2.5 hereof) in respect of the validity or the execution of any Warrant Certificate;

(b) responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; or

(c) by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.17 rests upon the Company and not upon the Warrant Agent and the failure of the Company to discharge any such duty and responsibility does not in any way render the Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.18 **Acceptance of Agency**

The Warrant Agent hereby accepts the appointment as warrant agent in this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.19 **Warrant Agent's Authority to Carry on Business**

The Warrant Agent represents to the Company that at the date hereof it is authorized to carry on business of a warrant agent in British Columbia. If, notwithstanding the provisions of this Section 8.19, it ceases to be authorized to carry on such business in British Columbia, the validity and enforceability of this Indenture and of the Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Warrant Agent shall, within 30 days after ceasing to be authorized to carry on such business in British Columbia, either become so authorized or resigns in the manner and with the effects specified in Section 8.5.

8.20 **Indemnification of Warrant Agent**

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the gross negligence or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.21 **Performance of Covenants by Warrant Agent**

If the Company fails to perform any of its covenants contained in this Indenture, then the Company will notify the Warrant Agent in writing of such failure and upon receipt by the Warrant Agent of such notice, the Warrant Agent will notify the Warrantholders of such failure on the part of the Company and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or disbursed by the Warrant Agent in so doing shall be reimbursed as provided in Section 3.10. No such performance, expenditure or disbursement by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

## 9. NOTICES

9.1 **Notice to Company, Warrant Agent and Underwriter**

Any notice to the Company, Warrant Agent or Underwriter under the provisions of this Indenture is valid and effective if in writing delivered, sent by registered letter, postage prepaid or sent by telecopier:

(a) to the Company at:

| | | |
|---|---|---|
| First Majestic Resource Corp.<br>Suite 1480, 885 West Georgia Street<br>Vancouver, BC V6C 3E8 | Attention:<br><br>Telecopier: | Mr. Keith Neumeyer<br><br>604-601-2010 |

with a copy to:

| | | |
|---|---|---|
| Axium Law Corporation<br>Suite 3350, Four Bentall Centre<br>PO Box 49222<br>Vancouver, BC V7X 1L2 | Attention:<br><br>Telecopier: | Mr. Joseph Giuffre<br><br>604-692-4900 |

(b) to the Warrant Agent at:

| | | |
|---|---|---|
| Pacific Corporate Trust Company<br>2nd Floor, 510 Burrard Street<br>Vancouver, BC V6C 3B9 | Attention:<br><br>Telecopier: | Corporate Trust Department<br><br>604-689-8144 |

(c) to the Underwriter at:

| | | |
|---|---|---|
| Sprott Securities Inc.<br>Royal Bank Plaza<br>Suite 2750, South Tower<br>Toronto, ON M5J 2J2 | Attention:<br><br>Telecopier: | Darren Wallace<br><br>416-943-6496 |

with a copy to:

| | | |
|---|---|---|
| Cassels Brock & Blackwell LLP<br>Suite 2100, Scotia Plaza<br>40 King Street West<br>Toronto, ON M5H 3C2 | Attention:<br><br>Telecopier: | John Vettesse<br><br>416-350-6930 |

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the

fifth Business Day following the date of the postmark on such notice and, if sent by facsimile, be deemed to have been given and received on the day it was so sent unless it was sent:

(a) on a day which is not a Business Day; or

(d) after 4:30 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a Business Day.

9.2 **Notice to Warrantholders**

Any notice to the Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or telecopier, to each Warrantholder at its address appearing on the register of Warrants kept by the Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third Business Day following the date of the postmark on such notice and, if sent by facsimile, be deemed to have been given and received on the day it was so sent unless it was sent.

(a) on a day which is not a Business Day; or

(b) after 4:30 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a Business Day.

A copy of any notice provided to the Warrantholders shall be concurrently provided to the Underwriter in the manner specified in Section 9.1.

**10. POWER OF BOARD OF DIRECTORS**

10.1 **Board of Directors**

In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

**11. MISCELLANEOUS PROVISIONS**

11.1 **Further Assurances**

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2 **Unenforceable Terms**

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3 **No Waiver**

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4 **Suits By Warrantholders**

(a) No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Warrantholders by Extraordinary Resolution have made a request to the Warrant Agent and the Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any or them have furnished to the Warrant Agent, when so requested by the Warrant Agent sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Warrant Agent has failed to act within a reasonable time or the Warrant Agent has failed to actively pursue any such act or proceeding.

(b) Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

11.5 **Enurement**

This Indenture enures to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

11.6 **Compliance with Money Laundering Legislation**

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent reasonably determine at any time that its acting under this Indenture has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided: (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

11.7 **Privacy Provision**

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company

will, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

11.8 **Formal Date and Effective Date**

For the purpose of convenience this Indenture is referred to as bearing the formal date of April 20, 2006 however notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Warrantholder upon the date of issuance of a Warrant Certificate to such Warrantholder.

**FIRST MAJESTIC RESOURCE CORP.**

Per:

Authorized Signatory

**PACIFIC CORPORATE TRUST COMPANY**

Per: MARC CASTONGUAY

Authorized Signatory

7529

Per: NORM HAMADE

Authorized Signatory

## SCHEDULE "A"

## FORM OF WARRANT CERTIFICATE

**[LEGEND FOR U.S. PURCHASERS]**

**"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT OR (C) WITHIN THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."**

**IF WARRANT ISSUED PRIOR TO THE EARLIER OF THE QUALIFICATION DATE AND AUGUST 21, 2006:**

**"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE AUGUST 21, 2006."**

**"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 21, 2006."**

**THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMIT HEREIN PROVIDED.**

**<u>SHARE PURCHASE WARRANTS</u>**

**FIRST MAJESTIC RESOURCE CORP.**
(Continued under the *Business Corporations Act (British Columbia)*)

No. W-●

Warrants representing the Right to Purchase ● Shares

**THIS IS TO CERTIFY THAT**, for value received ● (the "holder") of ● is entitled to subscribe for and purchase ● fully paid and non-assessable common shares ("Shares") in the capital of **FIRST MAJESTIC RESOURCE CORP.** (the "Company") at any time prior to 5:00 p.m. (Toronto time) on October 20, 2007 (subject to adjustment pursuant to the terms set out in the Warrant Indenture) at a price of $5.00 per share (the "Exercise Price"), subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The Warrants represented by this certificate are issued under and pursuant to a Warrant Indenture (the "Warrant Indenture") made as of April 20, 2006 between the Company and the Warrant Agent (which expression shall include any successor warrant agent appointed under the Warrant Indenture), to which Warrant Indenture (and any amendments thereto and instruments supplemental thereto) reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which such Warrants are or are to be, issued

and held, all to the same effect as if the provisions of the Warrant Indenture and all amendments thereto and instruments supplemental thereto were herein set forth and to all of which provisions the holder of these Warrants by acceptance hereof assents. All capitalized terms not otherwise defined herein shall have the meanings ascribed to thereto in the Warrant Indenture.

In the event of any conflict or inconsistency between the provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) and the provisions of this Warrant Certificate ("Warrant Certificate"), except those that are necessary by context, the provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) shall prevail. The terms and provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) are incorporated herein by reference.

The rights to acquire Shares of the Company granted by this Warrant Certificate may be exercised subject to the terms and conditions set out in the Warrant Indenture, in whole or in part (but not as to a fractional Share), by surrender of this Warrant Certificate and the duly completed and executed Exercise Form attached as Appendix 1 hereto in accordance with the instructions set out in Appendix 5 attached hereto, at the offices of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (the "Warrant Agent") accompanied by a certified cheque or bank draft payable to or to the order of the Company in payment of the purchase price of the number of Shares for which Warrants are then exercised.

In the event of any exercise of the rights represented by this Warrant Certificate, certificates for the Shares so purchased (the "Share Certificates") shall be delivered to the holder within a reasonable time, not exceeding five days after the rights represented by this Warrant Certificate have been so exercised, and, unless the Warrants have expired, a new Warrant Certificate (the "New Warrant Certificate") granting the right to acquire that number of Shares, if any, with respect to which the Warrants have not then been exercised shall also be issued to the holder within such time.

The Company has covenanted and agreed to use its best efforts to promptly finalize and obtain MRRS Decision Documents or receipts for a preliminary prospectus and a (final) prospectus (collectively, the "Prospectus") from the Commissions qualifying the issuance of the Common Shares and Warrants upon the due exercise or deemed exercise of the Special Warrants under which the Warrants are issued.

In the event that the Company is unable to obtain receipts for the Prospectus from the Commissions, the Warrants and the Shares underlying them may be subject to statutory hold periods during which these securities may not be resold in such jurisdiction. In addition, any Warrants that are exercised or Shares received on such exercise prior to the date (the "Qualification Date") on which a receipt is issued for the Prospectus by the Commissions may be subject to statutory restrictions and may also be subject to restrictions on resale imposed by the TSX Venture Exchange. Holders are advised to consult their own legal advisers in this regard. All share certificates for Shares issued on the exercise of the rights represented by this Warrant Certificate prior to the earlier of the Qualification Date and August 21, 2006 shall bear the following legends:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE AUGUST 21, 2006.
>
> WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 21, 2006."

The Warrants represented hereby and the Shares issuable upon exercise of such Warrants have not been and will not be registered under the 1933 Act or any applicable state securities laws and the sale of the Warrants is being made in reliance on an exemption from registration pursuant to Rule 506 of Regulation D under the 1933 Act to accredited investors (as defined in Rule 501(a) of Regulation D under the 1933 Act). As a result, the Warrants represented hereby may not be exercised within the United States or to or for the benefit of a U.S. person, and the

Shares issuable upon exercise of such Warrants may not be delivered within the United States unless such securities are registered under the 1933 Act and the securities laws of any state in which the transferee holder is resident or unless an exemption from such registration requirements is available and the Company has received a written opinion of counsel or other evidence satisfactory to it as to the availability of such exemption in connection with such issuance; *provided, however* that no opinion letter shall be required from a Warrantholder that provides a written certification that the holder (i) purchased the Special Warrant pursuant to which these Warrants were acquired directly from the Company pursuant to a written subscription agreement for the purchase of the Special Warrant for its own account or the account of another "institutional accredited investor" (satisfying one or more of the criteria set forth in Rule 501(a) (1), (2), (3) or (7) of Regulation D adopted pursuant to the 1933 Act)) for which it exercises sole investment discretion; (ii) is exercising the Warrant solely for its own account or for the account of such other "institutional accredited investor" and not on behalf of any other person; and (iii) was (and such other person, if any, for whose account the Warrant is being exercised was) an "institutional accredited investor," both on the date the Warrant was purchased from the Company and on the date of exercise of the Warrant.

The Company covenants and agrees that all Shares issued upon the exercise of the rights represented by this Warrant Certificate shall, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Company further covenants and agrees that during the period within which the rights represented by this Warrant Certificate may be exercised, the Company shall at all times have authorized and reserved a sufficient number of Shares to provide for the exercise of the rights represented by this Warrant Certificate.

The Warrants evidenced by this Warrant Certificate may be transferred only upon compliance with the conditions prescribed in the Indenture, on the register kept at the offices of the Warrant Agent, by the registered Warrantholder (or its legal representatives or its attorney duly appointed) duly executing the transfer form attached as Appendix 2 hereto and its transferee duly executing the certificate attached as Appendix 3 hereto and compliance with applicable laws and such other reasonable requirements as the Company and Warrant Agent may prescribe.

Time shall be of the essence hereof. The Warrants and the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) shall be governed by, performed, construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

This Warrant Certificate is not valid for any purpose whatever until it has been countersigned by or on behalf of the Warrant Agent.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and the Warrant Agent has caused this Warrant Certificate to be countersigned by its duly authorized officers as of this ____ day of ________________, 200___.

**FIRST MAJESTIC RESOURCE CORP.**

Per:

______________________________
Authorized Signatory

COUNTERSIGNED BY:

**PACIFIC CORPORATE TRUST COMPANY**

Per:

______________________________
Authorized Signatory

## APPENDIX 1

## EXERCISE FORM

TO: **FIRST MAJESTIC RESOURCE CORP.**

The undersigned hereby exercises the right to acquire ___________ common shares of FIRST MAJESTIC RESOURCE CORP. as constituted on April 20, 2006 (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto.)

The undersigned hereby represents and warrants to the Company as follows (check one):

____ (i) the undersigned (a) is not (and is not exercising these Warrants for the account or benefit of) a U.S. person, (b) the Warrants are not being exercised within the United States and (c) has in all other respects complied with the terms and conditions of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect pursuant to the U.S. Securities Act;

____ (ii) the undersigned (i) purchased Special Warrants, under which these Warrants were issued, directly from the Company pursuant to a written subscription agreement for the purchase of Special Warrants for its own account or the account of another person for which it exercises sole investment discretion; (ii) is exercising the Warrants solely for its own account or the account of such other person, and not on behalf of any other person; and (iii) was, and such other person, if applicable, was, an institutional "accredited investor" satisfying one or more of the criteria set forth in Rule 501(a) (1), (2), (3) or (7) of Regulation D adopted pursuant to the U.S. Securities Act on the date the Special Warrants were purchased from the Corporation and on the date of exercise of the Warrants; or

____ (iii) the undersigned is tendering with this exercise form a written opinion of counsel to the effect that the Common Shares to be delivered upon exercise of the Warrants have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or are exempt from registration thereunder.

"United States" and U.S. person" are as defined by Regulation S under the United States Securities Act of 1933. Other defined terms used herein without definition have the meaning given to such terms in the Indenture.

The undersigned hereby directs that the common shares be issued, registered and delivered as follows:

| Names(s) in Full | Address(es) | Number of Shares |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

| Names(s) in Full | Address(es) | Number of Shares |
|---|---|---|
| | | |

DATED at ______________________, ____________________, this _____ day of _____________, 20___.

| | |
|---|---|
| ______________________<br>Signature Witnessed or Guaranteed<br>(See instructions to Warrantholders in Appendix 5) | ______________________<br>(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate) |
| Name of Warrantholder:<br><br>Address (**Please print**) : | ______________________<br>______________________<br>______________________ |

Notes to Warrantholders:

(1) In order to exercise the Warrants represented by this certificate, prior to the Expiry Time pursuant to section 5.2 of the Indenture, this exercise form must be delivered to the Warrant Agent, together with this Warrant Certificate and a certified cheque or bank draft in payment of the aggregate Exercise Price. Refer to the instructions to Warrantholders attached as Appendix 5 to this Warrant Certificate.

(2) If this exercise form indicates that the common shares are to be issued to a person or persons other than the registered holder of this Warrant Certificate, the signature of such holder on the exercise form must be guaranteed by a Canadian Schedule I chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

## APPENDIX 2

## FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name) ____________________, of (residential address) ____________________ Warrants of FIRST MAJESTIC RESOURCE CORP. registered in the name of the undersigned on the records of Pacific Corporate Trust Company represented by the attached certificate, and irrevocably appoints as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

DATED the ______ day of ________________, 200__.

| ____________________ Signature Guaranteed (See instructions to Warrantholders in Appendix 5) | ____________________ (Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate) |
|---|---|
| Name of Warrantholder: Address (**Please Print**): | ____________________ ____________________ ____________________ |

Note to Warrantholders:

(1) In order to transfer the Warrants represented by this Warrant Certificate, this transfer form must be delivered to the Warrant Agent, together with this Warrant Certificate.

(2) The signature of the holder on the transfer form must be guaranteed by a Canadian Schedule 1 chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

## APPENDIX 3

## WARRANT PURCHASER'S CERTIFICATE

1. The Purchaser is not a "U.S. Person" (as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), which definition includes, but is not limited to, an individual resident in the United States and an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States;

2. The Purchaser is resident at the address set forth on the signature page of this certificate;

3. The Purchaser acknowledges that the Warrants and the common shares ("Shares") issuable upon exercise thereof (collectively, the "Securities") have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities;

4. The Securities are not being acquired directly or indirectly for the account of benefit of a U.S. Person and the Purchaser does not have any agreement or understanding (either written or oral) with any U.S. Person respecting:

   (i) the transfer or assignment of any rights or interest in any of the Securities;

   (ii) the division of profits, losses, fees, commissions, or any financial stake in connection with this purchase; or

   (iii) the voting of the Shares issuable on the exercise of the Warrants;

5. It has no intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. Persons;

6. No offers to sell the Warrants were made by any person to the Purchaser while the Purchaser was in the United States;

7. The Purchaser was outside the United States at the time of the Purchaser's purchase of the Warrants;

8. The Purchaser acknowledges that the certificates representing the Warrants will state that the Warrants and the Shares have not been registered under the United States Securities Act or the securities laws of any state of the United States and the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available;

9. The Purchaser acknowledges that any person who exercises a Warrant will be required to provide to the Company written certification that it is not a U.S. Person and the Warrant is not being exercised within the United States or on behalf of a U.S. Person; and

10. The Purchaser acknowledges that the Warrants may be transferred only if the Warrant is transferred outside the United States to a non-U.S. person who properly completes, executes and delivers to the Company the certificate attached as Appendix 3 to the form of Warrant.

____________________________ ____________________________

Signature Address

____________________________

Name

## APPENDIX 4

## FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Registrar and transfer agent for the shares of First Majestic Resource Corp. (the "Company")

The undersigned (A) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (B) certifies that: (1) the undersigned is not an "affiliate" of the Issuer (as that term is defined in Rule 405 under the U.S. Securities Act); (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or (b) the transaction is being executed on or through the facilities of the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated ______________________________, 200___.

X________________________________________
Signature of individual (if Holder is an individual)

X________________________________________
Authorized signatory (if Holder is not an individual)

________________________________________
Name of Holder (please print)

________________________________________
Name of authorized signatory (please print)

________________________________________
Official capacity of authorized signatory (please print)

AFFIRMATION BY SELLER'S BROKER-DEALER

We have read the foregoing representations of our customer, ______________________ (the "Seller") dated ______________________, with regard to the sale, for such Seller's account, of the ______________________ represented by certificate number _____________ of the Company described therein, and we have no reason to believe that the facts set forth therein are incorrect.

________________________________________
Name of Firm

By: ________________________________
Authorized officer

Date: ______________________________

# APPENDIX 5

## INSTRUCTIONS TO WARRANTHOLDERS

**TO EXERCISE:**

If the Warrantholder exercises Warrants prior to the Expiry Date pursuant to section 5.1 of the Indenture, it must complete, sign and deliver:

(a) the Exercise Form, attached as Appendix 1;

(b) the Warrant Certificates, and

(c) a certified cheque or bank draft payable to or to the order of the Company in payment of the purchase price of the number of Warrant Shares for which Warrants are then exercised,

to the Warrant Agent indicating the number of Warrant Shares to be acquired. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

**TO TRANSFER:**

If the Warrantholder wishes to transfer Warrants, then the Warrantholder must complete, sign and deliver (as appropriate):

(b) the Form of Transfer attached as Appendix 2;

(d) the Warrant Certificates; and

(e) the Warrant Purchaser's Certificate attached as Appendix 3,

to the Warrant Agent indicating the number of Warrants to be transferred.

If the Warrant Certificate is transferred, the Warrantholder's signature on the Transfer Form must be guaranteed by a Canadian Schedule I chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

For the protection of the holder, it would be prudent to use registered mail if forwarding by mail.

**GENERAL:**

If the Form of Transfer or Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Warrant Agent.

The name and address of the Warrant Agent is:

Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

## SCHEDULE "B"

## DEFINITION OF "U.S. PERSON" AND "UNITED STATES"

**"U.S. Person"**

(1) U.S. person means:

(i) any natural person resident in the United States;

(ii) any partnership or corporation organized or incorporated under the laws of the United States;

(iii) any estate of which any executor or administrator is a U.S. person;

(iv) any trust of which any warrant agent is a U.S. person;

(v) any agency or branch of a foreign entity located in the United States;

(vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(viii) any partnership or corporation if:

A. organized or incorporated under the laws of any foreign jurisdiction; and

B. formed by a U.S person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the 1933 Act who are not natural persons, estates or trusts.

(2) Notwithstanding paragraph (o)(1) of this section, any discretionary account or similar account (other than an estate or trust) held for the benefit of or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States shall not be deemed to be a U.S. person;

(3) Notwithstanding paragraph (o)(1) of this section, any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:

(i) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

(ii) the estate is governed by foreign law.

(4) Notwithstanding paragraph (o)(1) of this section, any trust of which any professional fiduciary acting as warrant agent is a U.S. person shall not be deemed a U.S. person if a warrant agent who

is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (an no settlor if the trust is revocable) is a U.S. person.

(5) Notwithstanding paragraph (o)(1) of this section, an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

(6) Notwithstanding paragraph (o)(1) of this section, any agency or branch of a U.S. person located outside the United States shall not be deemed a "U.S. person" if:

(i) the agency or branch operates for valid business reasons; and

(ii) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

(7) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed "U.S. persons."

**"United States"**

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.


pincock
allen &
holt

Consultants for Mining and Financial Solutions



165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226
303-986-6950
Fax 303-987-8907
www.pincock.com

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

I, Leonel Lopez, C.P.G., of Pincock Allen & Holt, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" dated May 8, 2007 (the "Technical Report"), and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd day of July, 2007.

[signature]

Signature of Qualified Person

Leonel López, C.P.G.

Print name of Qualified Person


pincock
allen &
holt
Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

I, Richard Addison, P.E., C. Eng., Eur. Ing., of Pincock Allen & Holt, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" dated May 8, 2007 (the "Technical Report"), and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd day of July, 2007.

R. Addison
Signature of Qualified Person

Richard Addison, P.E., C. Eng., Eur. Ing.

Print name of Qualified Person


pincock
allen &
holt
Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

I, Leonel Lopez, C.P.G., of Pincock Allen & Holt, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report for the La Parrilla Silver Mine Durango State, México" dated July 2, 2007 (the "Technical Report"), and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd day of July, 2007.

Leonel López

Signature of Qualified Person

Leonel López, C.P.G.

Print name of Qualified Person


pincock
allen &
holt
Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

I, Richard Addison, P.E., C. Eng., Eur. Ing., of Pincock Allen & Holt, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report for the La Parrilla Silver Mine Durango State, México" dated July 2, 2007 (the "Technical Report"), and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd day of July, 2007.

R. Addison

Signature of Qualified Person

Richard Addison, P.E., C. Eng., Eur. Ing.

Print name of Qualified Person


pincock
allen &
holt
Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

I, Leonel Lopez, C.P.G., of Pincock Allen & Holt, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated June 12, 2007 (the "Technical Report"), and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd day of July, 2007.

Leonel López

Signature of Qualified Person

Leonel López, C.P.G.

Print name of Qualified Person


pincock
allen &
holt



Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# CONSENT of AUTHOR

**TO:** TSX Venture Exchange
B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

I, Richard Addison, P.E., C. Eng., Eur. Ing., of Pincock Allen & Holt, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated June 12, 2007 (the "Technical Report"), and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of First Majestic Silver Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of First Majestic Silver Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd day of July, 2007.

R. Addison

Signature of Qualified Person

Richard Addison, P.E., C. Eng., Eur. Ing.

Print name of Qualified Person


FIRST MAJESTIC
SILVER CORP.

# ANNUAL INFORMATION FORM

For the transition year ended December 31, 2006

Date: July 6, 2007

## TABLE OF CONTENTS

## PRELIMINARY NOTES

### Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form ("AIF") of First Majestic Silver Corp. ("First Majestic" or the "Company") is as of July 6, 2007.

### Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

### Forward-looking Information

Certain statements contained in this AIF, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Company's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, results of exploration and development activities, the Company's historical experience with development-stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, changes in commodity prices and, particularly, silver prices, actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference herein. See "Risk Factors".

### Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part

or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

**Documents Incorporated By Reference**

**Information has been incorporated by reference in this AIF from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from First Majestic's head office at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, V6C 3E8 (telephone: (604) 688-3033) or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com.

The following documents of the Company are specifically incorporated by reference in this AIF:

(a) the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt entitled "Technical Report for the La Parrilla Silver Mine Durango State, México" dated July 2, 2007 and filed on SEDAR on July 3, 2007. See "Mineral Projects – La Parrilla Silver Mine, Mexico".

(b) the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt entitled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" dated May 8, 2007 and filed on SEDAR on May 31, 2007. See "Mineral Projects – San Martin Silver Mine, Mexico".

(c) the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt entitled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated June 12, 2007 and filed on SEDAR on June 15, 2007. See "Mineral Projects – La Encantada Silver Mine, Mexico".

**Currency**

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

## CORPORATE STRUCTURE

### Name, Address and Incorporation

First Majestic was incorporated under the *Company Act* (British Columbia) (the "Company Act") on September 26, 1979 by registration of its Memorandum and Articles, under the name Brandy Resources Inc.

On May 3, 1984, the Company acquired Vital Resources Limited ("Vital Resources"), a private company incorporated under the Company Act pursuant to the laws of British Columbia, whereby Vital Resources became a wholly-owned subsidiary of the Company.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the *Canada Business Corporations Act* (the "CBCA").

On August 27, 1987, the Company was extra provincially registered under the Company Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the *Companies Act* (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas under the *Companies Act* (Bahamas) and was continued to the Yukon Territory pursuant to the *Business Corporations Act (Yukon)*. On January 3, 2002, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name to First Majestic Resource Corp.

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the *Business Corporations Act* (British Columbia).

On November 22, 2006, the Company changed its name to First Majestic Silver Corp.

The Company's head office is located at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8 and its registered office is located at #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

The Company is a reporting issuer in British Columbia, Alberta and Ontario.

### Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, the jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.


First Majestic Silver Corp.
(British Columbia)
First Silver Reserve Inc.
(British Columbia)
100%
First Majestic Resources Mexico, S.A. de C.V.
(Mexico)
100%
La Parrilla Silver Mine
Chalchihuites Group Properties
Candameña Mining District Property
Desmin S.A. de C.V.
(Mexico)
100%
Exploitation contract on La Encantada Silver Mine
Minera La Encantada S.A. de C.V.
(Mexico)
100%
La Encantada Silver Mine
Minera El Pilon S.A. de C.V.
(Mexico)
100%
San Martin Silver Mine
Quitaboca Silver Project

## GENERAL DEVELOPMENT OF THE BUSINESS

### History

Since inception, First Majestic has been in the business of acquisition, development and exploration of mineral properties. During the fiscal year ended June 30, 2003, the Company was focused on the acquisition and exploration of minerals properties principally in the Province of Manitoba, Canada. In the following year ended June 30, 2004, the acquisition, development and exploration emphasis of the Company became focused on mineral properties in Mexico with an emphasis on silver projects.

### Past Three Years

On August 7, 2003, the Company entered into an agreement to acquire up to an 80% interest in four mineral concessions known as the Niko Silver Project covering 7.75 square kilometres (775 hectares), in Chihuahua, Mexico, which agreement was amended December 28, 2003. A geochemical and geophysical field program consisting of 9.5 km of lines commenced in October 2003 and follow-up detailed geophysical and geochemical surveys were commenced in February 2004. In addition, 2,849 metres of drilling in six diamond drill holes was completed. During Fiscal 2005, the Company terminated its agreement to acquire the Niko Silver Project and acquisition and exploration costs incurred on the property totalling $862,853 were expensed.

On October 17, 2003, the Company entered into an agreement to acquire up to an 80% interest in the Platino Porphyry Project consisting of three mineral concessions covering 30,000 hectares in the Chubut Province, Patagonia, Argentina. A satellite mapping program was completed over the Platino Porphyry Project in February 2004; however, during Fiscal 2005, the Company terminated the agreement and acquisition and exploration costs totalling $156,749 were expensed.

In October 2003, the Company completed a non-brokered private placement for 3,000,000 units of the Company at a price of $0.20 per unit for gross proceeds of $600,000. The Company issued 130,000 common shares and granted 150,000 warrants in consideration as finder's fees on a portion of the private placement. The proceeds of the private placement were used for general working capital purposes.

On January 12, 2004, the Company entered into an agreement to purchase the La Parrilla Silver Mine located approximately 65 kilometres south-east of the city of Durango, Mexico. The purchase price of US$3 million (paid) included all properties, assets and equipment and all mining concessions consisting of 280 hectares. See "Mineral Projects – La Parrilla Silver Mine, Mexico". The La Parrilla Silver Mine was operated from 1956 to 1999 by the previous owners when it was put on a care and maintenance program in 1999 due to low silver prices. Total tonnage mined during that period is estimated at approximately 700,000 tonnes with an average grade of 300 grams per tonne ("g/t") silver, 1.5% lead and 1.5% zinc. During the year ended June 30, 2006, recommissioning levels were maintained at approximately 180 tonnes per day ("tpd"). A decision was made in April 2006 to commence the construction of a new 800 tpd mill at the La Parrilla Silver Mine. The old mill has been replaced by a newer and much larger facility. Two different circuits have been installed, a 400 tpd cyanidation circuit and a 400 tpd flotation circuit. Both circuits have now been commissioned and are in operation though they are not operating at full capacity yet.

Between March 2004 and August 2005, the Company entered into a number of agreements to acquire mining concessions located in Chalchihuites, Zacatecas, Mexico which are located approximately 45 kilometres southeast of the La Parrilla Silver Mine. During the period ended December 31, 2006 and the year ended June 30, 2006, the Company wrote off acquisition and exploration costs totalling $688,766 and $384,930, respectively, relating to certain of the Chalchihuites Group Properties. The Company is now required to pay an aggregate of US$5,825,000 over a four-year period to complete the remaining options of which an aggregate of US$5,730,000 had been paid as of the date of this AIF.

In April 2004, the Company completed a non-brokered private placement of 8,000,000 units at a price of $1.45 per unit for gross proceeds of $11,600,000. Each unit consisted of one common share of the Company and one half of one non-transferable common share purchase warrant. Each whole warrant entitled the holder thereof to purchase an additional common share of the Company at any time over a period of two years from the date of closing at an exercise price of $1.85 in the first year and $2.05 in the second year. The net proceeds of the private placement were used to acquire the La Parrilla Silver Mine and for general working capital purposes.

On November 18, 2004, the Company entered into an agreement to acquire the Dios Padre Silver Project located in the western Sierra Madre Mountain Range and midway between Hermosillo and Chihuahua in east central Sonora, Mexico which was amended on December 17, 2004 and June 13, 2005. The acquisition included all properties, assets and equipment and all mining concessions consisting of 285 hectares. The Company was required to pay an aggregate of US$6,500,000 over a four-year period and issue a total of 500,000 common shares upon the completion of specific phases of exploration. During calendar 2006, the Company completed an exploration program which consisted of 17 diamond drill holes totalling 2,216 metres, a review of historical geological data, mapping and resource definition. In

addition, a geologic survey of the 285 hectare property surrounding the main mine area was completed to evaluate four different geologic anomalies to determine the possibility of the existence of other mineralized bodies that may increase the potential of the property. The program was not definitive in outlining sufficient economic resources in order to make a positive production decision. During the year ended December 31, 2006, management elected not to proceed with the acquisition of the Dios Padre Silver Project and acquisition and exploration costs totalling $1,899,789 were expensed.

In December 2004, the Company entered into agreements for the purchase of the Candameña Mining District properties located in the Western Sierra Madre Mountain range between Hermosillo and Chihuahua in east central Sonora, Mexico. The Company is required to pay an aggregate of US$7,600,000 over a four-year period of which an aggregate of US$1,225,000 had been paid as of the date of this AIF. The purchase price includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares. The Candameña Mining District reportedly hosts several highly mineralized areas. The Nuevo Dolores is a volcanic-hosted epithermal gold-silver deposit. The La Blanca is a similar highly prospective area and reportedly has two old high-grade silver-lead-zinc mines called the La Verde and the La Prieta, which has an old flotation mill and other equipment.

In September 2005, the Company acquired a 100% interest in the La Encarnacion and San Ignacio Dos mining claims consisting of 16 hectares adjacent to the Company's La Parrilla Silver Mine for consideration of $40,000 and 200,000 common shares of the Company.

On October 10, 2005, the Company entered into an agreement with Compania Minera Rio Frio, S.A. de C.V. ("Compania") to purchase the La Candelaria Silver Project, Jalisco, Mexico. After completing a due diligence program, a revised agreement with Compania was entered into on April 26, 2006. Under the revised terms of the agreement, First Majestic was required to make a payment of US$110,000 and issue 100,000 common shares to the vendor upon confirmation of re-registration of the mining claims. Additional payments totalling US$2,090,000 were to be paid over a period of twenty-four months. During the year ended December 31, 2006, management elected not to proceed with the acquisition of the La Candelaria Silver Project and acquisition and exploration costs totalling $292,753 were expensed.

In October 2005, the Company completed a non-brokered private placement of 3,076,374 units at a price of $1.85 per unit for gross proceeds of $5,691,291. Each unit consisted of one common share of the Company and one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder thereof to purchase an additional common share of the Company at any time over a period of two years from the date of closing at an exercise price of $2.25. The net proceeds of the private placement were used to continue and advance the production and development of the La Parrilla Silver Mine and to commence exploration and drilling programs at the Candameña, Dios Padre and Chalchihuites properties in Mexico. Finder's fees totalling $120,237 were paid in respect of this private placement.

In December 2005, the Company completed a non-brokered private placement of 3,000,000 units at a price of $2.25 per unit for gross proceeds of $6,750,000. Each unit consisted of one common share of the Company and one-half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase an additional common share of the Company at any time over a period of two years from the date of closing at an exercise price of $2.60. The net proceeds of the private placement were used to continue to advance the production and development at the La Parrilla Silver Mine, to continue the exploration program at Chalchihuites and to commence exploration at the Dios Padre and Candameña properties in Mexico. Finder's fees totalling $122,053 were paid in respect of this private placement.

On April 20, 2006, the Company completed a private placement of 7,000,000 special warrants at a price of $4.00 per special warrant for total gross proceeds of $28 million. Each special warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole warrant is exercisable at a price of $5.00 for a period of 18 months from the closing. The offering was completed through a sole underwriter, Cormark Securities Inc. (formerly Sprott Securities Inc.) (the "Underwriter"). The Underwriter received a cash commission equal to 6% of the aggregate gross proceeds and 420,000 compensation options, each compensation option exercisable into a broker warrant. Each broker warrant is exercisable to purchase one common share at $4.00 per share until October 20, 2007. Subsequent to June 30, 2006, the Company filed a short form prospectus dated July 19, 2006 qualifying the distribution of 7,000,000 common shares and 3,500,000 share purchase warrants which were issued upon the exercise of the 7,000,000 special warrants and 420,000 broker warrants which were issued upon the exercise of the 420,000 compensation options.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico. The Company has the right to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years of which an aggregate of US$1,711,720 had been paid as of the date of this AIF. In addition to these payments, the agreements call for a royalty payment of 1.5% NSR with a maximum of US$2,500,000. The Company has the option to purchase the royalty at any time for US$2,000,000.

In August 2006, the Company entered into a letter agreement pursuant to which the Company acquired 100% of the issued and outstanding shares of Desmin S.A. de C. V. ("Desmin"), a privately held Mexican mining company for the purchase price of US$1.5 million (the final payment having been made on April 30, 2007), resulting in Desmin becoming a wholly owned subsidiary of the Company. Desmin's primary asset is an exploitation contract which entitles Desmin to operate the La Encantada Silver Mine located in Coahuila State in Northern Mexico. The exploitation contract provided Desmin an option to acquire all properties within the 985 hectare land package, including the operations of the mine and mill and all the auxiliary installations and associated equipment. The Company took over the operations of Desmin effective November 1, 2006. In addition, Desmin had an agreement to purchase the La Encantada Silver Mine, including the mill and surrounding mining claims.

In November 2006, the Company completed a non-brokered private placement consisting of 4,429,250 units at a price of $3.60 per unit for gross proceeds of $15,945,300. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company for a period of two years from closing at a price of $4.25 per share. A finder's fee of $189,500 cash and 122,824 warrants exercisable at a price of $4.25 per share for a two-year period was paid on a portion of this private placement. The net proceeds of the offering will be used by the Company for exploration, development and capital expenditures on the La Parrilla, San Martin and the La Encantada Silver Mines and for general working capital purposes.

The Company changed its financial year from June 30 to December 31, effective for the financial period July 1, 2006 to December 31, 2006. The decision to change the Company's fiscal year end was made so that the Company would have the same fiscal year end as its operating subsidiaries in Mexico. To facilitate the change, the Company reported a one-time, six-month transition year covering the period from July 1, 2006 to December 31, 2006. Subsequent to the transition year, the first full financial year will cover the period January 1, 2007 to December 31, 2007.

**Subsequent to December 31, 2006**

In January 2007, the Company completed the acquisition of the San Juan Silver Mine which forms part of the Chalchihuites Group of Properties by making the final payments of US$500,000 and US$150,000 due January 7, 2007 and July 7, 2007, respectively, pursuant to the agreement. In connection therewith, a finder's fee in the amount of $77,808 (US$68,422) was paid to a director of the Company.

In March 2007, the Company acquired all of the issued and outstanding shares of Minera La Encantada S.A. de C. V. ("Minera La Encantada"), a Mexican mining company owned by Industrias Peñoles, S.A. de C.V. ("Peñoles") for a total purchase price of US$3,250,000 and an NSR of 4%. The Company also acquired the underlying 4% NSR through the issuance of 382,582 shares and 191,291 warrants each warrant entitling Peñoles to purchase one additional share at a price of $6.81 expiring March 20, 2009. Desmin paid a sliding-scale royalty to Peñoles pursuant to the terms of its exploitation contract. As a result of the Company's purchase of Minera La Encantada, all royalties were cancelled at closing on March 20, 2007.

On March 21, 2007, the Company announced a financing agreement entered into with Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. as co-lead underwriters and also including Blackmont Capital Inc. (the "Underwriters"), pursuant to which the Underwriters agreed to purchase 8,000,000 Units on an underwritten basis at a price of $5.00 per Unit (the "Issue Price") for gross aggregate proceeds to the Company of $40 million. The Underwriters were granted an over-allotment option to purchase an additional 1,200,000 Units, for an additional $6 million in proceeds, at the Issue Price at any time prior to the closing date. Each Unit would have entitled the holder to acquire one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant would have been exercisable at a price of $6.50 for a period of 18 months from the date of closing. In connection with this offering, the Company filed a preliminary short form prospectus dated March 27, 2007 with the securities regulatory authorities in each of the Provinces of Canada, other than Quebec. On April 20, 2007, the Company withdrew that prospectus and the financing was cancelled.

On May 10, 2007, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through the Underwriters. Each special warrant is exercisable for one common share of the Company and one half of a common share purchase warrant, and will be automatically exercised on the date the Company obtains a final receipt for a prospectus qualifying the underlying securities. In the event the Company has not obtained a final receipt prior to July 26, 2007, each special warrant will be automatically exercised for 1.08 common shares and 0.54 warrants. Each whole share purchase warrant will be exercisable at a price of $6.50 expiring on November 10, 2008. The Underwriters received a commission of 5.5% of the gross proceeds of the offering at closing.

**Significant Acquisitions**

***Acquisition of Controlling Interest in First Silver Reserve Inc.***

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver (the "Shareholder"). First Silver's primary business is silver mining and the acquisition, exploration and development of mineral claims with a primary focus on silver properties in Mexico. First Silver's wholly owned subsidiary, El Pilon, is the sole owner of the San Martin Silver Mine in Jalisco State, Mexico.

First Majestic purchased 24,649,200 common shares of First Silver (the "Acquisition") at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable to the Shareholder in three instalments.

The first instalment of $26,682,759 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. A second instalment of $13,341,380, representing 25% of the purchase price, was paid on May 30, 2007. A final instalment of $13,341,380 is payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding payment.

The Shareholder has also agreed to sell 3,700,000 common shares of First Silver to First Majestic on the same terms set out above if those shares are awarded to the Shareholder in a currently outstanding legal dispute.

A Form 51-102F4 – Business Acquisition Report dated July 6, 2006 was filed on SEDAR by First Majestic with respect to the Acquisition.

***Plan of Arrangement with First Silver***

On June 5, 2006, First Majestic and First Silver entered into a letter agreement whereby the parties agreed to enter into a business combination such that First Majestic would acquire all of the outstanding securities of First Silver and First Silver would become a wholly owned subsidiary of First Majestic. Under the arrangement (the "Arrangement") which was formalized in a combination agreement with the parties dated August 9, 2006. On September 14, 2006, First Majestic acquired all of the issued and outstanding First Silver shares which it did not already own for an aggregate of 6,712,159 common shares of First Majestic and an aggregate cash payment of $777,672 paid at closing and $388,836 due on each of September 14, 2007 and September 14, 2008, with interest payable quarterly and compounded annually at 6.0% per annum on the unpaid balances from the closing of the Arrangement.

The Arrangement was approved at a special meeting of shareholders of First Silver on September 7, 2006 and closed on September 14, 2006. At closing, 12,500 stock options exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options exercisable at a price of $4.30 per share expiring on June 19, 2011 were granted by the Company in exchange for 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011. The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by a former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

## DESCRIPTION OF BUSINESS

### General

The Company is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The common shares of the Company trade on the TSX Venture Exchange under the symbol "FR". The common shares are also quoted on the Pink Sheets in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

The Company has an interest in three principal properties in Mexico: the La Parrilla Silver Mine in Durango State, the San Martin Silver Mine in Jalisco State and the La Encantada Silver Mine in Coahuila State. The Company also has interests in several exploration properties in various states in Mexico including the Chalchihuites Group Properties in Zacatecas, the Candameña Mining District property in Chihuahua and the Quitaboca Silver Project in Sinaloa.

The Company's business is not materially affected by intangibles such as licences, patents and trademarks, nor is it affected by seasonal changes. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2006, the Company had eight employees based in its Vancouver corporate office, one employee in the United Kingdom and one full-time consultant in Mexico who manage the corporate operations of the Company on a daily basis, 22 employees based in its Durango corporate office and approximately 834 employees, contractors and other personnel in Mexico. Additional consultants are also retained from time to time for specific corporate business, development and exploration programs.

### Risk Factors

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

*Future Exploration and Development Activities*

Exploration and development of mineral properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of reserve estimates, metal recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and precious metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven, Probable, Measured, Indicated and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis.

*Operating Hazards and Risks*

The operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

- environmental hazards;
- industrial accidents and explosions;
- the encountering of unusual or unexpected geological formations;
- ground fall and cave-ins;
- flooding;
- earthquakes; and
- periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write downs, monetary losses and other liabilities. Liabilities that First Majestic incur may exceed the policy limits of its insurance coverage or may not be insurable, in which event First Majestic could incur significant costs that could adversely impact its business, operations or profitability.

*Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery*

There is a degree of uncertainty attributable to the calculation of mineral Reserves and mineral Resources and corresponding grades being mined or dedicated to future production. Until mineral Reserves or mineral Resources are actually mined and the processed, the quantity of minerals and grades must be considered estimates only. In addition, the quantity of mineral Reserves and mineral Resources may vary depending on, among other things, metal processes. Any material change in the quantity of mineral Reserves, mineral Resources, grade or minimum mining thickness may affect the economic viability of First Majestic's properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

*Substantial Decommissioning and Reclamation Costs*

The Company's properties are subject to decommissioning and reclamation regulations. As of December 31, 2006, the total undiscounted amount of estimated cash flows required to settle the Company's estimated asset retirement obligations is US$4,405,000 which has been discounted using a credit adjusted risk free rate of 8.5%. US$2,228,000 of the reclamation obligation relates to the La Parrilla Silver Mine and is expected to be paid in 2014. The balance of the obligation relates to the San Martin Silver Mine and is expected to be paid in 2016.

The costs of performing the decommissioning and reclamation must be funded by the Company's operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

*Difficulty in Obtaining Future Financing*

The further development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on favourable terms or at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone development plans, forfeit rights in its properties or reduce or terminate its operations. Reduced liquidity or difficulty in obtaining future financing could have an adverse impact on First Majestic's future cash flows, earnings, results of operations and financial condition.

*Key Personnel*

Recruiting and retaining qualified personnel is critical to First Majestic's success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As First Majestic's business activity grows, First Majestic will require additional key financial, administrative and mining personnel as well as additional operations staff. Although the Company believes they will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of First Majestic's operations could be affected, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

*Factors Beyond the Company's Control*

There are also a number of factors beyond the Company's control. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and smelting facilities and the imposition of new or amendments to existing taxes and royalties. The effects of these factors cannot be accurately predicted.

*Uninsured Risks*

First Majestic's exploration activities are subject to the risks normally inherent in mineral exploration, including but not limited to environmental hazards, industrial accidents, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions and unusual or unexpected geological formations. Such risks could result in damages, delays and possible legal liability. First Majestic does not presently maintain insurance on its properties, equipment or any aspects of its mining operations except at the La Encantada Silver Mine where it is insured for fire and contents in the amount of US$18,796,156. Management is presently negotiating to put in place business interruption insurance but is presently self-insuring until a plan can be initiated. The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. The payments for such liabilities would reduce the funds available for exploration and development activities and may have a material impact on First Majestic's financial position.

*Foreign Operations*

The Company's exploration and development projects are located in Mexico. Such projects could be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of Mexico or Canada affecting foreign trade, investment or taxation.

Changes in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's business. Operations may be affected by governmental regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

*Foreign Currency*

The Company carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico, and the United States dollar, the currency for calculating the Company's sales of silver based on the world's commodity markets. Such fluctuations may materially affect the Company's financial position and results.

*Title to Properties*

Although the Company has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interest.

*Property Interests*

The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash and/or common share payments over certain time periods. If the Company fails to make such payments in a timely manner, the Company may lose all of its interest in those projects.

*Permits and Licenses*

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

*Metal Prices*

Even if the Company's exploration programs are successful on its mineral projects, there are factors beyond the control of the Company that may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

*Price Volatility of Other Commodities*

The Company's profitability is also affected by the market prices of commodities, which are consumed or otherwise used in connection with the operations, such as diesel fuel, natural gas, electricity and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company's control.

*Competition*

The mining industry is highly competitive in all its phases. The Company competes with a number of companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

*Environmental Regulations*

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibition of spills, release or emission of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

*Conflicts of Interest*

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

*History of Losses*

The Company has a history of losses including a net loss after non-controlling interest of $7,588,192 for the transition year ended December 31, 2006. At December 31, 2006, the Company had an accumulated deficit of $27,101,977. The Company anticipates that its net losses will be reduced in 2007 as operating earnings from its mines increase due to the scaling up of operations. The Company is focusing its efforts on reducing its mine operating costs as well as its general and administrative costs as it attempts to achieve break even operations in the current year.

*Shares Reserved for Future Issuance*

There are stock options and share purchase warrants of the Company outstanding pursuant to which common shares may be issued in the future. Options and share purchase warrants are likely to be exercised when the market price of the Company's common shares exceeds the exercise price of such options or warrants. The exercise of such options or warrants and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

*Volatility of Share Price*

The price of the shares of resource companies tends to be volatile. Fluctuations in the world price of precious metals and many other elements beyond the control of the Company could materially affect the price of the Company's common shares.

**Mineral Projects**

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company's mineral projects, the Company has opted, as allowed by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

La Parrilla Silver Mine, Mexico

The following summary is extracted from a technical report titled "Technical Report for the La Parrilla Silver Mine Durango State, México" prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt ("PAH") and dated July 2, 2007. Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the abovementioned report is incorporated by reference into this AIF.

La Parrilla Silver Mine is owned and operated by First Majestic Resources México, S.A. de C.V. (FMRM) a wholly-owned subsidiary of the Company since 2004. La Parrilla mine consists of underground silver / lead / zinc mining operations, and cyanidation and flotation ore processing plants. La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals.

FMRM owns mining rights that cover 3,433.51 hectares (8,484.34 acres) within 36 titled concessions in addition to 49,856.7 hectares (123,197.89 acres) in two claim applications, the final coverage of which will be determined by surveying. Duration of the mineral rights concessions is over 50 years renewable over similar time periods.

La Parrilla mine consists of underground mine development that includes drifts, ramps, raises and old workings along the S-SE-trending Los Rosarios System. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios System comprises the La Rosa, Rosarios, La Blanca and San José mines and it tends to intersect the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include the Quebradillas, Protectora, San Nicolas, San José and Las Vacas, etc.

Historical production records, plus surveying volumes of old stopes within La Parrilla mines, suggest that approximately 700,000 tonnes of silver ores were extracted from these mines at an estimated grade of 395 g/tonne Ag, 2.5 % Pb and 2.3 % Zn. Additional production by Mina Los Rosarios between 1978 and 1991 shows 230,500 tonnes of ore extracted at an average grade of 235 g/tonne Ag; 1.89 % Pb and 1.74 % Zn. This production amounts to 10 million ounces silver, 46.7 million pounds lead and 38.4 million pounds zinc prior to FMRM operations.

FMRM has commenced an aggressive exploration and development program that includes ramps, and drifting and crosscutting into the old working areas of the Los Rosarios System. Exploration budget for the second semester of 2007 is $2.5M. It includes 101 drillholes totaling 23,050m, geophysical and geochemical surveying, and approximately 1,500m of drifting, crosscutting and ramps development. This program is based on the following premises:

1. Resume production and increase operating capacity to take advantage of current high metal prices.

2. Recover lower grade zones and consolidate mining blocks of reserves to support reasonable production schedule and increase La Parrilla Resource / Reserve base.

3. Support exploration activities through channel sampling and underground drilling, and

4. Initiate deep drilling from surface sites.

PAH has reviewed La Parrilla Reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Parrilla has estimated mineable Reserves for the following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The Proven ore category has been projected up to 20 metres from the drift sample data, while the Probable ore category is projected another 20 metres beyond the Proven ore. The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.403 million tonnes averaging 271 grams per tonne silver, 0.20 percent lead and 0.13 percent zinc, for a total of 3.66 million contained ounces of silver with gold credit.

Resource calculations by FMRM at La Parrilla are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource block boundaries along mineralized structures, and another 20m beyond the blocks' width. La Parrilla mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves. The grade for these blocks is determined from the grade estimated for the drillhole intercepted grade and from the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Indicated silver Resources, including oxides and sulfides mineralization, consist of 1.1 million tonnes averaging 358 grams per tonne silver, for a total content of 13,169,500 ounces of silver equivalent inclusive of gold credit for oxides and lead for sulfides. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is inclusive of gold credit in oxides, at 5 g/tonne Ag, and inclusive of lead credit for sulfides, at 20.6 g/tonne Ag. This estimate is based on the following prices: Ag - $10/oz, Au - $570/oz and Pb - $0.50 / lb.

Table 3-1 presents a summary of La Parrilla Proven and Probable Reserves and Indicated and Inferred Resources.

**TABLE 3-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Silver Mine**
**Reserves / Resources Estimated at May 31, 2007 (1,5,7).**

| TOTAL PROVEN AND PROBABLE RESERVES (3) | | | | | | | | Contained Silver Eq. |
|---|---|---|---|---|---|---|---|---|
| Category | Ore Type | Metric Tonnes | Width m | Au g/tonne | Ag g/tonne | Pb % | Zn % | Ounces (2,3,4) |
| Reserves | OXIDES | 221,858 | 2.74 | 0.00 | 277 | 0.06 | 0.06 | 2,009,526 |
| Reserves | SULFIDES | 181,156 | 2.34 | 0.00 | 263 | 0.38 | 0.21 | 1,651,201 |
| Total Reserves | OXIDES PLUS SULFIDES | 403,014 | 2.56 | 0.00 | 27[illegible] | 0.20 | 0.13 | 3,660,727 |
| Total Indicated Resources Oxides plus Sulfides (6) | | 1,095,703 | 6.64 | 0.17 | 358 | 1.37 | 0.81 | 13,169,500 |
| Total Inferred Resources Oxides plus Sulfides (6) | | 4,109,291 | 3.63 | 0.15 | 255 | 0.90 | 1.14 | 35,784,500 |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalente based on sales. Prices used for evaluation: Ag - $10/oz; Au - $570/oz; Pb - $0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec. X Payable Au X Au price.
(4) Sulfides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X2204/100) X 0.70 X 0.85 X $0.50 = $6.61/tonne.
(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered.
(6) Rounded.
(7) Reserves and resources in this report are exclusive of each other.

PAH has excluded from the Reserve / Resource base the zinc mineralization, which may represent a significant value for La Parrilla operation, due to the fact that no zinc flotation circuit was active during PAH's site visit. It is PAH's understanding that the flotation circuit to produce and recover zinc concentrates is now being activated by FMRM; however, no results are available at this time to estimate parameters such as recovery rates, etc. for economic considerations. In the current resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in the value or silver equivalent calculation.

PAH notes that these Resources are in addition to the previously reported Reserve within this technical report.

Additional geologic potential exists within La Parrilla's area to investigate targets that may result in significant resource development for La Parrilla. Direct exploration of the geophysical anomaly areas may result in significant target zones for further exploration. Previous investigations by Grupo México have also indicated induced polarization anomalies, which may represent concentrations of sulfides or other conductive minerals.

Additional Inferred Resources have been projected in Rosarios and San Marcos zones.

First Majestic operates three mines in La Parrilla area. The Rosa/Rosario and La Blanca, the San Marcos, and Las Quebradillas operations, all of which are separate mines within an area of about 10 square kilometres. The production from the mines during the first five months of 2007 has been about 65,700 tonnes at an average grade of 186 gpt Ag. Oxide ore mined was about 45,400 tonnes, while sulfide ore mined was about 20,300 tonnes. The tonnes milled during the 5 months totaled 55,800 tonnes and the approximately 10,000 tonnes of excess were in inventory on the mill patios at the end of May. La Parrilla process plant has both an oxide recovery circuit and sulfide recovery circuit; therefore both doré metal bars and flotation concentrates are produced. Products are marketed to the Peñoles' smelter and refineries, located in Torreon, Coahuila. Silver production for the first 5 months of 2007 was about 204,500 equivalent ounces of silver. Future plans require improvements in production rates, ore head grades and mill recoveries to achieve about 1.54 million ounces of silver equivalent production per year by the end of 2008.

Mining is semi mechanized with trackless loading and hauling, some drilling is done with a new 2-boom electro-hydraulic drill jumbo, but most development and production drilling is accomplished with hand-held jackleg drills, ore and waste mucking and some underground haulage. Medium sized diesel load-haul-dump (LHD) units, are used for underground haulage is largely done with low-profile underground haulage trucks, but underground haulage from the Rosarios area is done with highway type dump trucks. Highway-type dump trucks are used for ore transport to the mill or mill patios and also for transport of mine waste to the construction site for the new tailings berm.

The principal stoping method for the near-vertical veins of La Parrilla area is overhand cut and fill, with backfill mainly obtained from development waste. Drifting and ramping is all trackless, and at times old drifts and other workings that are used in the modern FMRM operations are slashed out to accommodate the trackless equipment. Raising is mainly done conventionally as "bald-headed raises", but some major raises, ventilation, orepasses, etc, are done with contracted raise boring equipment.

The mines are dry and very little water handling is required. Ventilation is primarily by natural flow, and the operators are in the process of boring exhaust ventilation raises for both the San Marcos and Quebradillas operations. Compressed air is provided from surface compressor stations in all three operations.

The ore processing plant at La Parrilla processes both oxide and sulfide silver ore in two separate parallel circuits. The oxide circuit processes an average of 300 tonnes per day of ore containing 200 grams per tonne of silver and recovers about 65 percent of the contained silver as silver bars. The sulfide circuit processes an average of 75 tonnes per day of ore containing about 175 grams per tonne silver and one percent lead and recovers about 65 percent of the silver and about 55 percent of the lead into a concentrate containing about 3.5 kilograms per tonne silver and 20 percent lead.

The plant was extensively expanded and modified in 2006 to allow processing of both oxide and sulfide ore at a rate of 400 tonnes per day each, but has yet to reach full capacity, primarily because of insufficient availability of ore. Metal recoveries have also yet to reach expected values with the plant still in a start-up mode with modifications ongoing and operators learning how best to operate it. Metal recoveries are expected to gradually rise to 70 percent, and may, perhaps, improve further as the mineral processed is extracted from other areas of the mine outside of the transition zone. In addition to the plant expansion, the tailing containment area is presently being expanded.

Infrastructure for the operation is well established with adequate roads, buildings and utility systems. Power and water supply systems were expanded in 2006 to mine and process ore at a higher rate than in the past.

PAH is not aware of any environmental liabilities in La Parrilla mining district. FMRM applied for modifications to the previous operating permits ("Permiso Unico Ambiental") to accommodate the expansion for the processing plant installations. This was granted on March 23, 2006. Most of the surrounding area to La Parrilla is prospective land, except for the San José de la Parrilla town, where no mining activity takes place.

The mine operations are contracted to outside contractors, and surface ore and waste haulage is also contracted. The administration, beneficiation plant and ancillary functions are all accomplished with company personnel. The total personnel on site at the end of May 2007 totaled 370 people of which 252 were outside contractors. The efficiencies achieved to date (May 31) in 2007 was about 1.1 tonnes per man-shift, while that for the mine operations was about 2.2 tonnes per man-shift. Capital expenditures are estimated at about $13.8 million in 2007, $1.15 million in 2008 and at $0.4 million per year for the years 2009 through 2011. The detail of the capital costs is found in the following Table 3-2.

**TABLE 3-2**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Estimated Capital Expenditures, 2007 through 2012**

| Area of Expenditure | CAPEX SCHEDULE AND SUSTAINING CAPITAL 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | TOTALS |
|---|---|---|---|---|---|---|---|
| Exploration | 1,000,000 | 1,000,000 | 150,000 | 150,000 | 150,000 | 150,000 | 2,600,000 |
| Mine Equipment & Development | 4,927,400 | 100,000 | 100,000 | 100,000 | 100,000 | 100,000 | 5,427,400 |
| Crushing Plant | 367,700 | 50,000 | 100,000 | 100,000 | | | 617,700 |
| Grinding Circuit | 707,300 | | 50,000 | 50,000 | 50,000 | 50,000 | 907,300 |
| Cyanidization Circuit | 601,300 | | | | 100,000 | 50,000 | 751,300 |
| Flotation Plant | 400,200 | | | | 50,000 | 50,000 | 500,200 |
| Tailings | 1,123,900 | | | | | | 1,123,900 |
| General Infrastructure | 637,500 | | | | | | 637,500 |
| Utilities | 552,700 | | | | | | 552,700 |
| Working Capital | 284,400 | | | | | | 284,400 |
| Owners's Costs | 314,000 | | | | | | 314,000 |
| | 2,912,500 | | | | | | 2,912,500 |
| Totals | 13,828,900 | 1,150,000 | 400,000 | 400,000 | 450,000 | 400,000 | 16,628,900 |

Site operating costs have averaged about $50 per tonne mined and milled for all of 2006 and for the first five months of 2007. The mining costs were about $22 per tonne, milling costs were about $23 per tonne and site G&A costs averaged about $5.00 per tonne.

An economic analysis of the project by PAH resulted in a net present value of $8.7M with an Internal Rate of Return of 21 percent. These values show La Parrilla's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion La Parrilla operation should reach operating capacity within a short period of time.

PAH believes that La Parrilla Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves and Resources. PAH believes that the classification of the Reserves and Resources meets the standards of National Instrument 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by La Parrilla were reviewed by PAH and constitute part of an operation by FMRM. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Parrilla operation by PAH shows positive economics as measured by a cash flow exercise, and thus the postulated Reserve position is accepted.

*Recommendations*

La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals. No significant exploration programs were generally carried out in these districts. Historical records and estimates by surveying of old stopes show production from La Parrilla mines of 10.00 million ounces silver, 46.7 million pounds lead and 38.4 million pounds zinc prior to FMRM operations.

FMRM has considered a significant budget for investment in exploration at La Parrilla. PAH highly recommends that FMRM continue with these programs in the Los Rosarios System, San Marcos and Quebradillas areas. FMRM has estimated an expenditure of $2.5 Million for the second semester of 2007. In PAH's opinion, this investment represents a reasonable budget for exploration of targets that show geologic potential and highly promising evidences of mineral concentrations.

The FMRM exploration program includes geophysical investigations by magnetic and IP surveying (86km) at an estimated budget of $50,000. It also includes geochemical investigations (1,600 samples) at an estimated cost of $75,000. Diamond drilling from surface and underground sites (total 101 drill holes) is estimated at $1.9 M. The program also includes underground drifting and crosscuts and preparation and access for drill sites, for a total development of about 1,500m at an estimated cost of $475,000. PAH agrees with implementation of this exploration program and the cited estimated expenditures, since positive results may develop additional resources.

PAH recommends that geochemical investigations from drilling samples be carried out. This may include core sampling of the different rock formations, other than mineralized zones. The intention would be to apply geochemical investigations by rock formations and establish a database that may aid in interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The Database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements. An estimated budget for these investigations may include about 1,500 samples at an estimated cost of $75,000, which would be included in the drilling budget.

In PAH's opinion La Parrilla programmed capital expenditures for the second semester of 2007, for a total of $2.5 Million should improve the operation and through a successful exploration program, increase the mine's Reserves and Resources and therefore the mine life.

Other recommendations by PAH related to operating practices, for which no budget can be estimated, are the following:

- La Parrilla's operators must address the large discrepancies between the milled grades of both oxide and sulfide ore versus the average Reserve and Resource grades. The head grade problems are mainly due to the contract miners extracting more dilution than necessary. PAH recommends that mine geologists and mining engineers develop and execute stricter grade control procedures in all the operations.

- The mine operating costs are too high, given the highly mechanized operations in La Parrilla mines. The costs are mainly due to the inefficient contractors, who are using very old and, sometimes, wornout equipment. First Majestic is purchasing their own new equipment, and PAH believes that the equipment should be assigned to company personnel instead of to the contractors. Over the near term, the high-cost contractors should be gradually phased out.

- Ground control in the mines requires more attention. Scaling and installation of rock bolts with or without strapping and/or wire mesh was deficient in some areas. PAH recommends that mine management and supervision pay closer attention to ground control and adopt a more conservative approach to the installation of ground control fixtures.

San Martin Silver Mine, Mexico

The following summary is extracted from a technical report titled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH and dated May 8, 2007. Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the abovementioned report is incorporated by reference into this AIF.

PAH was retained by the Company, to conduct an independent reserve audit, project update, and prepare a technical report in accordance with Canadian National Instrument 43-101 for its San Martín de Bolaños (San Martín) Silver Mine operation, as represented and in operation by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. ("El Pilón").

Preparation of the technical report for the Company by PAH included a site visit (January 23-26, 2007) to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. This Technical Report is also based on the previous "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" prepared for First Silver Reserve Inc., dated June 23, 2005 and published in SEDAR on July 5, 2005. The PAH site visit also included a visit to El Pilón administrative and support office at Guadalajara city, where Mr. Abel Boyás Delgado, El Pilón Controller, personally provided all requested data on the Company's financial statements.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 metres, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2006, over 3.9 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 31.7 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined out from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main structure.

**Location**

The San Martín mine is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometres by air or 250 kilometres by paved road north from Guadalajara. Driving time is four to five hours and flying time is about 45 minutes by commuter or charter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 metres asl. The mine is 10 kilometres northwest of the town at elevations between 1,080 and 1,600 metres asl. The Distance from the mine to the plant is about 13 kilometres.

UTM coordinates at the central part of the San Martín mine operation area are as follows:

North – 2,375,500; East – 615,000

**Ownership**

El Pilón is an indirect wholly owned subsidiary of the Company. El Pilón's corporate offices are located in Guadalajara City, México. El Pilón operates the San Martín underground silver mine and ore processing facility near the town of San Martín de Bolaños. Oxidized ore is being mined primarily from the Zuloaga vein and from the adjacent La Blanca Vein. Exploration is on-going on these vein structures, on other sub-parallel and crossing veins that have been rediscovered recently on the San Carlos level, as well as on the Rosario-Condesa vein system. Primary mineralization in sulfides with lead, zinc and copper occurs at the deepest levels, San Juan and San Carlos of the Zuloaga vein.

El Pilón holds 31 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 7,841 hectares. El Pilón also owns 5,131 hectares of mineral rights within 12 mining concessions located in other areas outside the San Martín district, but still in the State of Jalisco. El Pilón also owns eight mining concessions that cover 5,134 hectares in the Quitaboca Silver Project located in the State of Sinaloa. No current activity is reported by El Pilón in those other exploration areas.

**Geology and Mineralization**

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphy is represented by a thick sequence of upper volcanics consisting of approximately 1,000 metres of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 metres. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, all with access from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 metres asl. Production also occurs from the La Blanca vein, a vertical split off of the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 metres relative to the footwall. The vein has been identified over a strike length of 3 kilometres, with a developed vertical extent of about 350 metres. El Pilón is developing exploration and rehabilitation of workings along crosscutting veins to the Zuloaga structure, at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level; in both cases NS veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 metres to the hanging wall of previously mined narrow structures.

La Blanca vein is a near-vertical split off of the Zuloaga vein that cuts upward through the Zuloaga hanging wall. La Blanca vein is typically irregular and narrow, but where mineralized, has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite and chalcopyrite. Calcite is the predominant gangue mineral.

Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. Access to these veins is from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40° W and dips 81° SW. The Condesa workings show mineralization over 150 metres along strike, with mineralized zone ranging from 1.5 to 2.0 metres in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 metres. The Rosario mine is 11.7 kilometres from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or are incomplete. These vein trends intersect the Zuloaga vein in an area below mineralized surface outcrops of the vein and represent a potential exploration target.

**Exploration and Project Data**

PAH reports that exploration potential for finding and developing new resources/reserves in the San Martín de Bolaños district appears to be very promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga vein. The vein has been mapped (Luis Motilla, 1998) on the surface along the outcroppings for about 2 kilometres, over the present workings and several anomalous zones were identified. These surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

Direct exploration development is integrated into the mine preparation programs, and PAH is of the opinion that for vein deposits this has proven to be the most effective method of exploration. For the year 2006, El Pilón's program of exploration included drilling 2,607 metres from underground workings and 5,960 metres from surface, in addition to about 780 metres for exploration and drill site access preparation.

For the year 2007, El Pilón intends to develop the drilling program that was planned for the second semester for 2006, and which was not executed due to the change of El Pilón ownership. The drilling program designed for the San Martín mine includes 29 drill holes to explore the La Escondida level and areas below the known ore shoots on the Zuloaga vein. These 29 drill holes with a total of 2000 metres are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in additional resources for the mine. The areas to be investigated cover an extension of approximately 500,000 $m^2$ of known mineralized portions of the Zuloaga vein. Estimated investment of drilling from underground workings is US$155,000.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 metres along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimetres in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent). The exploration drilling program to continue investigation of the San Martín district during 2007 include 13 drill holes with a total depth of 4,600 m designed to explore the Rosario, Condesa – Plomosa, La Mancha, and Cerro Colorado areas at an estimated investment of US$460,000.

**Mining Methods**

Current mine production has been averaging about 775 tonnes per day (tpd) from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Underground loading and haulage is performed with 2 cy, 3 cy and 5 cy LHD's (scooptrams) and 10 to 13 tonne-capacity trucks. Opening sizes are driven at 4.0 metres by 3.5 metres. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 550 metres per month. The average productivity in headings is 0.7 metres per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production, and these are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 metres away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 metres from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

Ore is trammed to surface with LHD's or low-profile dump trucks and stockpiled at surface dump sites. On the surface, the ore is loaded from stockpiles into 22-tonne trucks for transport to the mill some 15 kilometres away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

**Processing Facilities**

Channel, exploration, mine development and production, and plant samples are sent to El Pilón's on site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. To evaluate sample quality control, El Pilón performs multiple assays, up to three times on some samples, and periodic check analyses on samples. Since 2004, El Pilón has sent about 10 samples each month to ALS Chemex Laboratories, an independent commercial laboratory, for duplicate analysis, obtaining good correlation in silver values and poor correlation in gold assays. PAH believes that the latter is probably a consequence of the very low gold content of the samples.

The San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 750 tonnes per day. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crow process. The precipitate is then smelted to produce doré for shipment to commercial refineries. In addition to the cyanidation system, the plant also produces a gravity concentrate which is sold to a smelter; the gravity system recovers about 5 percent of the silver and 10 percent of the gold in the ore. Since 1983, El Pilón has produced more than 30 million ounces of silver together with small amounts of gold.

Mine and plant statistics indicate that the 2006 Run-of-Mine (ROM) Ore averaged 209 g/t silver and 0.32 g/t gold. The total 2006 silver and gold recovery from doré and gravity concentrates were 89.07 and 87.09 percent, respectively.

**Mineral Reserves / Resources**

El Pilón uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable Reserve. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the Reserve dated December 31, 2006 (referred to subsequently as the January 1, 2007 reserve).

**Reserve Estimates**

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The Reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 10 to 50 metres in length along the vein trend, with proven Reserve blocks projected up to 25 metres from the drift in which the channel samples were taken, and Probable blocks extending another 25 metres beyond the proven blocks.

For the present (end of 2006) mineable Reserve, PAH's economic breakeven cut-off grade calculation was based ($G_{ag}$), solely on a projected \$10.00 per ounce for silver, and the total 2006 operating cost and process recoveries as follows:

$$G_{ag} = \text{US\$52.00/(US\$10.00 x .891 ) = 5.84 oz/tonne or 182 g Ag/tonne}$$

All 2005 and 2006 production has come from the mechanized cut and fill mining.

The gold contained in doré and concentrates was 72,342 grams (2,326 ounces), which would indicate a recovered grade of about 0.28 g/t. For each ounce of silver paid there were 0.001 ounces of gold paid (2,326 ounces Au/1,566,400 ounces Ag). At a gold price of US$500/oz, this represents a contribution of US$0.74 per ounce of silver.

In addition to the doré sales, a gravity concentrate is produced. During 2006, 253.2 tonnes of concentrate were sold that contained 2,923,075 grams (93,979 ounces) of silver, 8,223 grams (264 ounces) of gold and 13,844 kilos of lead in the concentrates. For each ounce of silver sold, approximately 0.01 kilograms (0.02 lbs) of lead were sold. At US$0.50/lb of lead, this contributes another US$0.01 per ounce of silver.

This would indicate a total contribution of gold and lead of US$0.75 per ounce of silver.

The silver equivalent breakeven cut-off grade ($G_{ag\ eq}$), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cut-off estimation.

$G_{ag\ eq}$ = US$52.00/((US$10.00 x0.891) + US$0.75)) = 5.38 oz Ag eq./tonne, or about 167 grams Ag eq/tonne.

Table 1-1 summarizes the diluted, recoverable mineable reserves, with credits added for Au/Pb at 8 percent, proven and probable reserves at El Pilón as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.

**TABLE 1-1**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Mineable Reserves (With Dilution and Mine Recovery) as of January 1, 2007 - Adjusted PAH Estimate**

| Reserve Classification | Vein | Width - m (Diluted >2.00m) | Tonnes (Mine Dil.>2.00m, Rec.-95%) | Silver g/t (No Credits) | Contained Silver (Ounces) Without Credits | Silver-eq. g/t With Au/Pb Credit | Contained Silver-eq. (Ounces) Including Au/Pb Credits (8%) |
|---|---|---|---|---|---|---|---|
| Proven | Zuloaga | 2.47 | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| **Total Proven** | | | **246,287** | **293** | | **317** | **2,509,770** |
| | | | | | | | |
| Probable | Zuloaga | 3.82 | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| **Total Probable** | | | **245,736** | **287** | | **310** | **2,452,618** |
| | | | | | | | 4,962,389 |
| **Total Proven + Probable** | | **3.14** | **492,022** | **290** | **4,594,804** | **314** | **4,962,389** |

COG - Silver only 182 g/t Ag
Includes Mine Dilution, Width>2.00m and Mine Recovery (95%).
Credits for Au/Pb content added as 8 percent

PAH believes that these Reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the Reserves meets the standards of National Instrument 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

**Resource Estimates**

The Resource calculations by El Pilón are based on projections of the mineralized zones of 50 metres beyond the areas of the Reserves for the Measured Resources, and another 50 metres beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

In addition to the Reserves, El Pilón has estimated Resources in blocks along the Zuloaga, La Blanca, Plomosa – Rosario, and Rosario – Condesa veins, and in two other north-sourth newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the Reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2006, El Pilón generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 8 percent for the year; therefore, PAH believes that it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

El Pilón's estimated Resource blocks do not include the estimated Reserve blocks, since these have been projected at distances that are adjacent and beyond the Reserve blocks boundaries.

El Pilón's mineral resources do not include development details for underground mine accessibility and mine planning; therefore, in PAH's opinion these resources are appropriately reported as Resources, with estimated tonnage and grade calculated from available data on an "in-situ" basis.

Based on these assumptions, and in the mine's silver COG, PAH reviewed El Pilón's estimates, resulting in Measured and Indicated Resources of silver equivalent, which includes credit for lead and zinc at projected prices for the silver US$10 / oz, for lead US$0.50 / lb and for zinc US$1.50 / lb, which equates to 34 grams of silver per 1 percent of lead and 103 grams of silver per 1 percent of zinc. These estimates do not take in consideration mine dilution nor mine and metallurgical recoveries, or S&R charges. The Resources are estimated as "In Situ" material as shown in Table 1-2. At the current rate of San Martín's production, PAH believes that the Resources may add about three more years of life to the mine, with additional potential of the Inferred Resources.

The mineral Resources estimated by El Pilón and reviewed by PAH are presented in Table 1-2. PAH notes that these Resources are in addition to the previously reported Reserve.

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Resources. PAH believes that the classification of the Resources meets the standards of National Instrument 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

**TABLE 1-2**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Mineral Resources Estimates by Pilón, Reviewed by PAH (*)**
**As of January 1, 2007**

| *Category* | *Tonnes "In Situ"* | Silver Grade g/tonne | Contained Silver (oz) | *Grade Ag. Eq. (Ag+ Au+ Pb)(*)* | |
|---|---|---|---|---|---|
| | | | | *Ag-eq g/t.* | *Silver eq. Ounces* |
| Measured | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured Plus Indicated** | ***1,797,965*** | ***250*** | ***14,451,468*** | ***270*** | ***15,624,740*** |
| **Total Inferred Resources** | **2,737,823** | | | **257** | **22,665,655** |

(*) The estimated resources do not include mine dilution, nor mine and metallurgical recovery, or S&R charges.

The Reserves and Resources herein reported by El Pilón for the San Martín mine were reviewed by PAH and constitute part of an operation by Minera El Pilón. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

**Environmental**

PAH's environmental and safety review consisted of discussions with site management including the Mine Manager of Operations, the Mine Chief Geologist and other mine and plant personnel. The purpose was to observe the current site safety and environmental conditions and to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided during the site visit. A copy of yearly renewed Environmental Permit, dated November 6, 2006 for the mine (Permiso Unico Ambiental) was provided to PAH. Other public references have reported full compliance of El Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). PAH's assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in their review. In PAH's opinion, El Pilón is in compliance with the required permits and authorizations.

**Conclusions**

The San Martin mine is a modest-sized underground operation that has utilized used equipment, whenever possible, and expensed its replacement equipment to a large extent. However, according to a new Company policy, new equipment will now be purchased as part of the capital spending program. As such, the capital outlay for the mine has been nominal for the past several years, but will be increased significantly as old, obsolete mobile mine equipment wears out.

Mine capital forecast for 2007 is US$350,000 with US$160,000 scheduled principally for scoop trams and trucks and US$190,000 for diamond drilling underground. Mill items will be purchased in 2007 and total US$52,000. No figures were available for 2008 capital expenditures, but US$150,000 has been estimated for portal closures (ten at US$10,000 each) and for tailings pond reclamation. Salvage of plant equipment is forecast to just equal dismantling.

Table 1-3 shows comparison of key mine indicators for 2005 and 2006.

**TABLE 1-3**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Key Comparative Indicators 2005 / 2006 (*)**

| Concepts | 2005 | 2006 | Difference % |
|---|---|---|---|
| Ore Tonnes Processed | 249,239 | 261,834 | 5 |
| Average Grade Ag g/t | 243 | 209 | -14 |
| Met. Recovery (%) | 89.58 | 89.07 | -0.56 |
| Average Price Ag US/oz | 7.34 | 11.66 | 59 |
| Sales US$ | 14,108,897 | 19,638,036 | 39 |
| Operating Costs US/oz | 6.22 | 8.08 | 30 |
| Production Ag-eq. oz | 1,957,645 | 1,688,564 | -14 |
| Contribution % (Au + Pb) | 13 | 8 | -39 |

(*) Data.- Provided by FMS San Martín mine.

Production costs for the mine in 2006 are provided in Table 1-4, based on mine accounting records. A total of US$13.7 million was expended last year to produce roughly 261,800 tonnes of ore, containing saleable silver amounting to 1,688,600 ounces. On a unit basis, cash production costs were US$52.15/ tonne of ore, and US$8.08/oz of silver produced. Unit costs of US$56.69/tonne of ore are projected for the first semester of 2007.

A simplified cash flow forecast has been prepared by PAH and is presented as Table 1-5. The economics covers the period from January 2007 through December 2008, at which time the known proven/probable reserves will be exhausted. In the interim, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves will be added over time from the resource base of the mine. The Company has allocated a high capital investment for San Martín to develop reserves and extend the mine life.

Basic premises for the cash flow involve silver prices, which are taken at US$10/ounce for 2006 and US$10/ounce thereafter. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in the past. Operating costs and expenses are increased by 8 percent annually to account for inflation and exchange rates. Reclamation expenditures are considered spent in the remaining months of 2007. It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately US$2.83 million.

The operation exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martín mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

**TABLE 1-4**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Mine**
**Operating Costs, 2006 (*)**
**Production = 261,834 tonnes, 1,688,564 oz Ag-equivalent**

| | US $ | $/tonne | $/oz Ag |
|---|---|---|---|
| Mine Operations | | | |
| Labor | 1,245,633 | 4.76 | 0.74 |
| Material | 3,659,952 | 13.98 | 2.17 |
| Expenses | 1,872,049 | 7.15 | 1.11 |
| | 6,777,634 | 25.89 | 4.02 |
| Mine Exploration | | | |
| Labor | 175,218 | 0.67 | 0.10 |
| Material | 248,134 | 0.95 | 0.15 |
| Expenses | 413,825 | 1.58 | 0.25 |
| | 837,177 | 3.20 | 0.50 |
| Mill Operations | | | |
| Labor | 437,037 | 1.67 | 0.26 |
| Material | 1,845,234 | 7.05 | 1.09 |
| Expenses | 961,329 | 3.67 | 0.57 |
| | 3,243,600 | 12.39 | 1.92 |
| Indirects | | | |
| Labor | 882,865 | 3.37 | 0.52 |
| Material | 274,840 | 1.05 | 0.16 |
| Expenses | 1,634,860 | 6.24 | 0.97 |
| | 2,792,565 | 10.66 | 1.65 |
| TOTAL | | | |
| Labor | 2,740,754 | 10.47 | 1.62 |
| Material | 6,028,160 | 23.02 | 3.57 |
| Expenses | 4,882,063 | 18.65 | 2.89 |
| | 13,650,977 | 52.14 | 8.08 |

(*) Data provided by FMS San Martín mine.

**TABLE 1-5**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Mine**
**Cash Flow Analysis, US$**

| Item | Units | 2007 | 2008 | (5.25 mo.) 2009 | 2010 | 2011 | TOTAL (*) |
|---|---|---|---|---|---|---|---|
| REVENUE | | | | | | | |
| Tonnes Milled | tonnes | 250,000 | 250,000 | 250,000 | 250,000 | 250,000 | 1,250,000 |
| Head Grade | oz Ag/tonne | 9.32 | 9.32 | 9.32 | 8.68 | 8.68 | 9.06 |
| Metallurgical Recovery | % | 89.07 | 89.07 | 89.07 | 89.07 | 89.07 | 89.07 |
| Saleable Silver | oz Ag | 2,075,331 | 2,075,331 | 2,075,331 | 1,932,819 | 1,932,819 | 10,091,631 |
| Silver Price | $/oz | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 |
| Gross Silver Revenue | $ | 20,753,310 | 20,753,310 | 20,753,310 | 19,328,190 | 19,328,190 | 100,916,310 |
| Gold Revenue | $ | 1,660,265 | 1,660,265 | 1,660,265 | 1,546,255 | 1,546,255 | 8,073,305 |
| Gross Revenue | $ | 22,413,575 | 22,413,575 | 22,413,575 | 20,874,445 | 20,874,445 | 108,989,615 |
| Less: | | | | | | | |
| Treatment, Security | $ | 499,823 | 499,823 | 499,823 | 465,500 | 465,500 | 2,430,468 |
| Add: | | | | | | | |
| Miscellaneous | $ | 44,827 | 44,827 | 44,827 | 41,749 | 41,749 | 217,979 |
| Net Revenue | $ | 21,958,579 | 21,958,579 | 21,958,579 | 20,450,694 | 20,450,694 | 106,777,126 |
| COSTS | | | | | | | |
| Mining | $ | 6,472,500 | 6,472,500 | 6,472,500 | 6,472,500 | 6,472,500 | 32,362,500 |
| Milling | $ | 3,097,500 | 3,097,500 | 3,097,500 | 3,097,500 | 3,097,500 | 15,487,500 |
| General | $ | 2,665,000 | 2,665,000 | 2,665,000 | 2,665,000 | 2,665,000 | 13,325,000 |
| Exploration | $ | 800,000 | 800,000 | 800,000 | 800,000 | 800,000 | 4,000,000 |
| Sales Expenses | $ | 75,060 | 85,951 | 92,827 | 92,827 | 92,827 | 439,492 |
| Administration | $ | 946,855 | 1,017,477 | 1,098,875 | 1,098,875 | 1,098,875 | 5,260,957 |
| Depreciation | $ | 537,593 | 574,102 | 620,030 | 620,030 | 620,030 | 2,971,785 |
| Other | $ | (46,625) | (26,711) | (28,848) | (28,848) | (28,848) | (159,880) |
| Total Op Costs | $ | 14,547,883 | 14,685,819 | 14,817,885 | 14,817,885 | 14,817,885 | 73,687,356 |
| Net Before Taxes | $ | 7,410,696 | 7,272,760 | 7,140,695 | 5,632,809 | 5,632,809 | 33,089,770 |
| TAXES & PROFIT SHARE | | | | | | | |
| Taxes | $ | 2,223,209 | 2,181,828 | 2,142,208 | 1,689,843 | 1,689,843 | 9,926,931 |
| Profit Share | $ | 741,070 | 727,276 | 714,069 | 563,281 | 563,281 | 3,308,977 |
| Net After Taxes | $ | 4,446,418 | 4,363,656 | 4,284,417 | 3,379,686 | 3,379,686 | 19,853,862 |
| Add Depreciation | $ | 537,593 | 574,102 | 620,030 | 620,030 | 620,030 | 2,971,785 |
| Operational Cash Flow | $ | 4,984,011 | 4,937,758 | 4,904,447 | 3,999,716 | 3,999,716 | 22,825,648 |
| CAPITAL INVESTMENT | $ | 4,851,000 | 500,000 | 500,000 | 500,000 | 500,000 | 6,851,000 |
| PROJECT CASH FLOW | $ | 133,011 | 4,437,758 | 4,404,447 | 3,499,716 | 3,499,716 | 15,974,648 |
| NET PRESENT VALUE | @ 10% | 11,661,015 | | | | | |
| | @ 12% | 11,001,477 | | | | | |
| | @ 15% | 10,108,191 | | | | | |

(*) Includes some Measured and Indicated Resources

TABLE 1-6
First Majestic Silver Corp.
Minera El Pilón, S.A. de C.V.
San Martín Mine
Summary of Reserves and Resources - 43-101 Dated May 2007
As of January 1, 2007

| Category | Tonnes "In Situ" | Silver Grade (g/tonne) | Silver Contained Ounces | Silver Grade With Au/Pb Credit (g/tonne) | Silver Contained With Au/Pg Credit Ounces |
|---|---|---|---|---|---|
| Proven Mineral Reserves | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Probable Mineral Reserves | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| **Total Mineral Reserves** | **492,022** | **290** | **4,594,804** | **314** | **4,962,389** |

| Category | Tonnes "In Situ" | Silver Grade (g/tonne) | Silver Contained Ounces | Silver Grade With Au/Pb Credit (g/tonne) | Silver Contained With Au/Pg Credit Ounces |
|---|---|---|---|---|---|
| Measured Resources | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated Resources | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured Plus Indicated Resources (2)** | **1,797,966** | **250** | **14,403,996** | **270** | **15,624,740** |

| Category | Tonnes "In Situ" | Silver Grade (g/tonne) | Silver Contained Ounces | Silver Grade With Au/Pb Credit (g/tonne) | Silver Contained With Au/Pg Credit Ounces |
|---|---|---|---|---|---|
| **Total Inferred Resources (2)** | **2,737,823** | - | - | **257** | **22,665,655** |

**Total Mineral Reserves, Total Measured + Indicated Resources & Total Inferred Resources are exclusive of each other and thus are not combined.**

(1) – COG – Silver only 182 g/t Ag
(1) - Includes Mine Dilution, Width>2.00m and Mine Recovery (95%).
(1) - Credits for Au/Pb content added as 8 percent
(2) The estimated resources do not include mine dilution, nor mine and metallurgical recovery, or S&R charges.

*Recommendations*

PAH highly recommends a continued support for the exploration activities in San Martín to develop resources into reserves and extend the mine life. Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Underground access to the areas of exploration must be a primary objective to investigate identified resource targets.

The Company has authorized a $2.00 million exploration budget for this year. This program includes approximately 800 metres of underground exploration development for drifting, crosscutting and drill sites preparation, in addition to 42 drill holes with a total programmed depth of over 6,600 metres. Budget for this program is approximately $700,000, although part of the expenditures, may be included into the operating costs for the mine. The capital expenditures in budget for 2007 include $69,000 for direct investments in other studies to support the diamond drilling program, including geophysics, geochemical and inclusions.

The San Martín mine includes a long underground development of about 3,000 metres in some of the levels, for over 20 kilometres in workings along the main operating levels. Maintenance of the access roads for transportation of the ores from different stopes makes this task complicated and expensive; however, El Pilón has recently acquired additional special equipment to accomplish this task, including a small bulldozer and an underground grader. Additional mine equipment and capital investments programmed by San Martín for the mine include a total of $344,000.

With the possibility of establishing sufficient resources of sulfide ore to warrant the construction of a sulfide-ore processing plant (floatation area), PAH considers it worthwhile conducting mineral processing testwork on samples from the mine as they become available.

In PAH's opinion El Pilón's programmed capital expenditures for the year 2007, for a total of US$4.85 million should improve the operation and through a successful exploration program, increase the mine's reserves and therefore the mine life.

La Encantada Silver Mine, Mexico

The following summary is extracted from a technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH dated June 12, 2007. Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the abovementioned report is incorporated by reference into this AIF.

La Encantada Silver Mine is owned and operated by Minera La Encantada, S.A. de C.V., a wholly-owned Mexican subsidiary of the Company. La Encantada Mine consists of an industrial complex that includes underground silver / lead mining, a flotation ore processing plant, water wells and pipeline, airport, and camp facilities. The La Encantada mine was operated by Peñoles for a period of about 25 years, until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1, 2006 when Desmin was acquired by the Company.

Minera La Encantada owns mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and 2 claim applications. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, camp and associated facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo, wells that supply La Encantada water needs.

Underground mine development includes drifts, ramps, raises and three major shafts along a zone measuring about 4 km long by about 700m wide. Historical records indicate ore production by Peñoles of about 6.0 MT during a period of 25 years, at an average grade of 418 g/tonne (13.44 oz) Ag and 9.9 percent Pb. This amounted to 80.6 million ounces Ag and about 0.6 billion kg (1.3 billion lb) Pb.

PAH believes that La Encantada mine geologic potential remains to be fully investigated and developed. The mine's geologic potential is enclosed by a calcareous rock formation (Aurora Formation) that presents favorable chemical characteristics (interbedded limestones and dolomites); structural conditions associated with regional features (anticline); local intrusive stocks (granodiorite) that have created domic structures; and numerous dikes and sills that have created high permeability through out the formation. These geologic characteristics have hosted mineralized breccia pipes (chimneys), breccia zones, bedded deposits, veins and irregular-shapped deposits at intersections of NW and NE fault systems. All mineral occurrences throughout the calcareous Aurora Formation consists of oxidized minerals.

Partial exploration at La Encantada deepest mine drifts and a few drill holes have indicated metasomatic deposits in proximity to the intrusive stocks (La Morena and Cuerpo 660). These occur as skarn rocks with hornfels, garnets and an assemblage of primary sulfides mineralization (zinc-lead-silver). This area requires additional exploration.

Mineral concentrations developed throughout the production history of La Encantada mine include: mineralized breccia pipes (chimneys) and metasomatic deposits (typically of about 2.0 million tonnes each); breccia zones (generally of about 1.0 million tonnes); vein deposits (may contain about 0.5 million tonnes); bedded and fault intersection deposits (typically of about 50,000 tonnes). Additional exploration targets that appear to represent significant potential are: Breccia La Escalera, Geophysical Anomalies A, B, C and D, and the downthrown block of Aurora Formation to the west of La Prieta deposit and María Isabel regional fault, in addition to sulfides deposits at Cuerpo 660, Ojuela and La Morena.

PAH believes that estimated Reserves and Resources by the Company, as of May 31, 2007, indicate a base for exploration and development planning for La Encantada. These were estimated from the following areas: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660 E, Mantos 314, Breccia Chicotón, Cedritos, Cola de Gallo, Breccia San Javier, and San Francisco zone. Most of these deposit areas remain to be fully explored and developed.

Estimated Proven and Probable Reserves and Measured and Indicated Resources for La Encantada, as of June 1, 2007, are presented in Table 3-1. These include Proven and Probable Reserves of 633,500 tonnes at 403 g/tonne (12.96 oz) Ag, and 1.93 percent (42.5 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of 8.390 million ounces.

Measured and Indicated Resources at La Encantada amount to 1.4 million tones at 276 g/tonne (8.87 oz) Ag and 1.72 percent (37.9 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of about 13 million ounces.

Estimated Inferred Resources for La Encantada are presented in the lower section of Table 3-1.

The Inferred Resources require additional grade and tonnage information before they may be upgraded to Indicated or Measured Resources. They represent geologic potential which may be further investigated. La Encantada has estimated Inferred Resources that amount to about 1.5 million tonnes at an average grade of 202 g/tonne (6.5 oz/tonne) Ag and 0.54 % (12 lb/tonne) Pb, for a total estimated content of silver equivalent, inclusive of Pb credit, of about 10 million ounces.

Processing flotation plant facilities have an installed capacity of 800 tpd. The facilities include all supporting facilities, including laboratory, maintenance, etc. The metallurgical plant has been operating at about 25 percent rated capacity under Desmín management. It is currently operating at about 600 tpd, about half of which comes from the mine and the other half is from reprocessing waste dumps through a new screening plant.

The surface rights to La Encantada mine are mostly owned by La Encantada. According to La Encantada, there is a good working relationship with people of the Ejido Tenochtitlán from which the surface rights were purchased by La Encantada, and with the town of Múzquiz, since many of the inhabitants are employed in the exploration or mining operations. No labour or access problems have been reported by La Encantada within the area.

TABLE 3-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mineral Reserves Prepared by FMS, Reviewed by PAH. As of May 31, 2007 (1).

| Total Reserves Proven plus Probable (3) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
| La Encantada | Reserves | Tonnes | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| Total | Proven | 357,379 | Over 2.00 | 412 | 2.03 | 0.61 | 4,738,995 | 4,842,405 |
| Total | Probable | 276,127 | Over 2.00 | 391 | 1.81 | 0.86 | 3,467,341 | 3,547,240 |
| Total Reserves Proven + Probable | | 633,506 | Over 2.00 | 403 | 1.93 | 0.72 | 8,206,336 | 8,389,646 |
| **Total Resources Measured plus Indicated (3)** | | | | | | | | |
| TOTAL | Measured | 1,229,425 | Over 2.00 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| TOTAL | Indicated | 185,315 | Over 2.00 | 417 | 2.85 | 0.22 | 2,484,998 | 2,538,620 |
| Total Resources Measured + Indicated | | 1,414,740 | Over 2.00 | 276 | 1.72 | 0.99 | 12,548,168 | 12,957,533 |
| **TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES** | | | | | | | | |
| TOTAL PROVEN PLUS PROBABLE RESERVES AND MEASURED AND INDICATED RESOURCES | | 2,048,246 | Over 2.00 | 315 | 1.79 | 0.91 | 20,754,505 | 21,347,179 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
(5) Dump stockpile is considered as measured resource because the average grade is below COG, however with pre-screening may be processed. It requires of additional testing.

(6) La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

**Total Inferred Resources (3) (5)**

| Deposit | Category | Tonnes | Width | Silver, g/tonne | Lead, % | Zinc, % | Silver (Only) oz. |
|---|---|---|---|---|---|---|---|
| Azul y Oro | Inferred | 463,993 | Over 2.00 | 413 | 0.48 | 0.37 | 6,161,018 |
| Breccia San Javier | Inferred | 1,015,030 | Over 2.00 | 105 | 0.57 | 0.78 | 3,426,567 |
| TOTAL | Inferred | 1,479,023 | Over 2.00 | 200 | 0.50 | 0.70 | 10,015,550 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
(5) Rounded figures.

Activities at the La Encantada Mine were suspended by Peñoles in 2003. In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to Mexican authorities.

PAH is not aware of any environmental liabilities in La Encantada mining district; most of the area covered by La Encantada concessions is mining and prospective land for mineral exploration and mine development. The local topographic conditions are one of steep terrain.

PAH believes that La Encantada Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the Reserves and Resources meets the standards of National Instrument 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

An economic analysis by PAH of La Encantada operation shows positive economics as measured by a cash flow model, and thus the postulated Reserve position is accepted.

*Recommendations*

PAH believes that La Encantada is by no means exhausted and its geologic potential remains to be fully explored. Several zones within the mine area have been identified that may contain significant mineralization, such as Breccia La Escalera, Breccia Milagros, Breccia San Javier and others that may bring up the operations at La Encantada to a higher level of production. Aside from the oxidized mineralization the sulfides deposits identified within the skarn areas at Cuerpo 660, La Morena and deeper areas under the La Prieta and La Escondida chimneys. These areas require exploration studies by direct methods, such as diamond drilling and drifting.

The Company has initiated an aggressive program of exploration based on drifting and diamond drilling. PAH agrees with the implementation of such program and recommends continued support for exploration activities at La Encantada. Positive results would develop resources into reserves and extend the mine life.

Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Potential high volume areas should help in the prioritization of the exploration program, since these large volume deposits could potentially help to lower mine operating costs.

The Company has authorized an exploration budget of $5.00 Million for a three-year period at La Encantada. The program includes approximately 5,000 metres per year of underground exploration development in drifting, crosscutting and drill sites preparation, in addition to about 20 drill holes with a total programmed depth of 3,400 metres annually. Budget for this program is approximately $1.25 million for 2007, $1.50 million for 2008, $1.25 million for 2009 and $0.50 million for the next two years. PAH believes that this is a reasonable program to investigate La Encantada geologic potential.

PAH recommends that La Encantada follow budgeted plans to replace the concentrate filter with a better-quality used machine and that the plant be gradually upgraded over the next three years installing good used equipment where possible. The estimated cost for this is $400,000.

Much of the mines mobile equipment at La Encantada requires replacement. The Company has a plan in place to replace some of the older mine equipment in the near future. For 2007, the capital budget includes funding for one scoop tram, trucks, compressor and safety equipment. PAH believes that this is a reasonable program and agrees with the Company programmed investment of $700,000 for 2007. The Company has scheduled additional investments in mine equipment for the next two years for a total of $1.475 million.

In PAH's opinion La Encantada programmed capital expenditures for the year 2007, for a total of $2.925 million should improve the operation and through a successful exploration program, increase the mine's reserves and resources and therefore the mine life.

## DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

## CAPITAL STRUCTURE

### General Description of Capital Structure

The Company's authorized capital consists of an unlimited number of common shares without par value. A total of 54,092,837 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares of the Company have no pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

## MARKET FOR SECURITIES

### Trading Price and Volume

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange under the trading symbol "FR". The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the TSX Venture Exchange for the periods indicated:

| Period | High $ | Low $ | Volume |
|---|---|---|---|
| June 2007 | $4.84 | $3.97 | 2,028,345 |
| May 2007 | $5.09 | $4.10 | 3,507,456 |
| April 2007 | $6.01 | $4.32 | 8,961,777 |
| March 2007 | $5.55 | $4.77 | 5,239,691 |
| February 2007 | $6.33 | $4.70 | 4,197,252 |
| January 2007 | $5.75 | $4.70 | 3,114,558 |
| December 2006 | $4.95 | $4.13 | 2,110,880 |
| November 2006 | $4.77 | $3.48 | 3,908,326 |
| October 2006 | $4.10 | $2.69 | 5,027,420 |
| September 2006 | $5.25 | $2.47 | 8,220,728 |
| August 2006 | $4.98 | $3.95 | 2,122,557 |
| July 2006 | $4.82 | $4.25 | 795,989 |

The common shares of the Company are also quoted on the Pink Sheets in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

The Company has applied to the list the warrants issuable on exercise or deemed exercise of the special warrants sold pursuant to the private placement which closed on May 10, 2007. As of the date hereof, none of such warrants have been issued and accordingly, no trades have yet occurred.

## DIRECTORS AND OFFICERS

### Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. The Company is not required to have an executive committee but it has an Audit Committee, a Human Resources, Compensation and Nominating Committee and Corporate Governance Committee as indicated below.

| Name, Position and City, Province and Country of Residence | Principal Occupation or Employment for Past 5 Years [1] | Period as a Director of the Company | No. and Class of Securities | Percentage of Class [2] |
|---|---|---|---|---|
| **ROBERT A. McCALLUM, B.Sc., P.Eng** [3] [5]<br>Chairman and Director<br>West Vancouver, British Columbia, Canada | Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; President and CEO of Kensington Resources Ltd. from June 1, 2004 to October 28, 2005; Director of Shore Gold Inc. (a diamond exploration company) from October 28, 2005 to present; Chairman and Director of First Silver from June 19, 2006 to present. | December 15, 2005 to present. | Common<br>20,000<br><br>Stock Options<br>275,000 | Less than 1%<br><br><br>6.3% |
| **KEITH NEUMEYER**<br>CEO, President and Director<br>London, England | President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998; President, CEO and Director of First Silver from June 19, 2006 to present. | December 5, 1988 to present. | Common<br>2,616,300<br><br>Stock Options<br>590,000 | 4.8%<br><br><br>13.5% |
| **RAMON DAVILA, Ing.**<br>Chief Operating Officer and Director<br>Durango, Mexico | Chief Operating Officer of the Company from December 14, 2004 to present; Chief Operating Officer and Director of First Silver from June 19, 2006 to present; President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. between March 1998 to October 2003; Member of the Board of Directors of the Chamber of Mines in Mexico; Member of the Society of Mining Metallurgical and Exploration Engineers, Member of the Society for Mining, Metallurgy and Exploration and Geologic Engineers in Mexico. | April 15, 2004 to present. | Common<br>296,040<br><br>Stock Options<br>600,000 | Less than 1%<br><br><br>13.7% |

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2) Based upon the 54,092,837 common shares and options to acquire 4,377,500 common shares of the Company issued and outstanding as of the date of this AIF.
(3) Member of the Audit Committee.
(4) Member of the Human Resources, Compensation and Nominating Committee.
(5) Member of the Corporate Governance Committee.

| Name, Position and City, Province and Country of Residence | Principal Occupation or Employment for Past 5 Years [1] | Period as a Director of the Company | No. and Class of Securities | Percentage of Class [2] |
|---|---|---|---|---|
| **RAYMOND L. POLMAN, CA** [5]<br>Chief Financial Officer<br>Vancouver, British Columbia, Canada | Chief Financial Officer of the Company from February 1, 2007 to present; Chief Financial Officer of Ikona Gear International, Inc. from December 2003 to November 2006; Associate of MCSI Consulting from October 2001 to November 2003; Consultant from October 1999 to 2001; and Chief Financial Officer of Nexmedia Technologies Inc. from May 1995 to August 1999. | N/A | Common<br>Nil<br><br>Stock options<br>250,000 | 0.0%<br><br><br>5.7% |
| **TONY PEZZOTTI** [3] [4]<br>Director<br>Burnaby, British Columbia, Canada | Retired. General Manager and Co-owner of PSL Steel Ltd. from 1979 to 2000. | November 30, 2001 to present. | Common<br>521,000<br><br>Stock options<br>250,000 | Less than 1%<br><br><br>5.7% |
| **DAVID SHAW, Ph.D.** [4] [5]<br>Director<br>Vancouver, British Columbia, Canada | President of Duckmanton Partners Ltd. from June 12, 2000 to present; currently President and Director of Albion Petroleum Ltd. (a capital pool company); Director of Grandcru Resources Corporation; Director of Odyssey Resources Limited. | January 12, 2005 to present. | Common<br>20,000<br><br>Stock options<br>380,000 | Less than 1%<br><br><br>8.7% |
| **DOUGLAS PENROSE, CA** [3] [5]<br>Director<br>Kamloops, British Columbia, Canada | Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to present; Director of First Silver from June 19, 2006 to present. | September 7, 2006 to present. | Common<br>10,000<br><br>Stock options<br>200,000 | Less than 1%<br><br><br>4.6% |
| **ROBERT YOUNG** [4]<br>Director<br>Richmond, British Columbia, Canada | Independent geological consultant from 1999 to present; Director of First Silver from June 17, 2003 to present; Vice President, Special Projects and South American Exploration, Teck Limited from 1992 to 1997; currently Director of Goldrush Resources Ltd. and Advisor to Copper Mountain Mining Corporation. | September 7, 2006 to present. | Common<br>2,000<br><br>Stock options<br>212,500 | Less than 1%<br><br><br>4.9% |

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2) Based upon the 54,092,837 common shares and options to acquire 4,377,500 common shares of the Company issued and outstanding as of the date of this AIF.
(3) Member of the Audit Committee.
(4) Member of the Human Resources, Compensation and Nominating Committee.
(5) Member of the Corporate Governance Committee.

The number of common shares of the Company which the directors and senior officers of the Company beneficially own, directly or indirectly, or over which control or direction is exercised, is 3,485,340 common shares of the Company or approximately 6.4% of the common shares of the Company issued and outstanding as of the date of this AIF.

**Cease Trade Orders, Bankruptcies, Penalties or Sanctions**

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a) is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of the company (including the Company), that while that person was acting in that capacity,

  (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to,

(a) any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

**Conflicts of Interest**

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See "Interest of Management and Others in Material Transactions".

## LEGAL PROCEEDINGS AND REGULATORY ACTIONS

**Legal Proceedings**

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the amount received from the bank but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $1,419,712. The Company recorded this liability at its best estimate of fair value in the amount of $1,286,788 as part of the Acquisition of First Silver.

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Manitoba whereby the optionors are seeking an amount of $43,500, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at a price of $0.35 per share. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

In July 2006, an action was commenced against the Company by a former executive who alleges that the Company breached a March 2005 stock option agreement. The plaintiff is seeking monetary damages or, if the court finds this inappropriate, 25,000 common shares of the Company plus interest. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

**Regulatory Actions**

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the transition year ended December 31, 2006.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the transition year ended December 31, 2006.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company, other than the following transactions, which were in the normal course of business:

Employment Agreement – Keith Neumeyer

The Company entered into an Employment Agreement dated September 26, 2003, as amended April 1, 2004 and further amended by the Board in May 2007, pursuant to which Keith Neumeyer is employed as President and Chief Executive Officer for an unspecified term at a current salary of US$15,000 per month plus benefits and the granting of stock options and the awarding of annual bonuses which shall be determined at the absolute discretion of the Board of Directors or a Committee of the Company. The Employment Agreement may be terminated by Mr. Neumeyer with 90 days' written notice or by the Company at any time with cause, or without cause, by payment of six months' base salary plus benefits. After two years of employment with the Company, this amount will increase by two months for each additional year of employment. In the event of a change of control, the Company is committed to making severance payments to Mr. Neumeyer totalling six months' base salary plus benefits and after two years of employment with the Company, this amount will increase by two months for each additional year of employment. During the three months ending March 31, 2007 and the fiscal years ending December 31, 2006, June 30, 2006 and June 30, 2005, the Company incurred $47,408, $91,039, $135,697 and $149,967, respectively, for management services provided by Mr. Neumeyer.

Consulting Agreement – Ramon Davila

The Company entered into a Consulting Agreement dated February 10, 2006 and further amended by the Board in May 2007 pursuant to which Mr. Davila is retained as a consultant with respect to the Company's operations in Mexico for an unspecified term at a current salary of US$15,000 per month plus benefits and the awarding of annual bonuses which shall be determined at the absolute discretion of the Compensation Committee but in any event, shall not be less than US$10,000 annually. The Consulting Agreement may be terminated by Mr. Davila with 90 days' written notice or by the Company at any time with cause, or without cause, by payment of six months' consulting fees. After two years of consulting with the Company, this amount will increase by two months for each additional year of consulting. In the event of a change of control, the Company is committed to making severance payments to Mr. Davila totalling twelve months' base salary plus benefits and after two years of consulting with the Company, this amount will increase by two months for each additional year of consulting. During the three months ending March 31, 2007 and the fiscal years ending December 31, 2006, June 30, 2006 and June 30, 2005, the Company incurred $47,527, $92,792, $187,588 and $150,470, respectively, for consulting services provided by Mr. Davila.

Other

1. During the three months ending March 31, 2007 and the fiscal years ending December 31, 2006, June 30, 2006 and June 30, 2005, the Company incurred $nil, $15,000, $65,000 and $22,500, respectively, for geological and technical services provided by a current and a former director of the Company and/or companies controlled by a current and a former director of the Company.

2. A finder's fee of US$182,500 was paid to Ramon Davila in connection with the acquisition of the La Parrilla Silver Mine.

3. Finder's fees totalling US$234,292 were paid to Ramon Davila for the completion of options on portions of the Chalchihuites Group of Properties known as the San Juan Silver Mine and the Perseverancia Silver Mine. A finder's fee of US$7,257 is payable to Ramon Davila in the event that the remaining option for the Chalchihuites Group of Properties is exercised.

## TRANSFER AGENT AND REGISTRARS

The Company's transfer agent and registrar is Pacific Corporate Trust Company ("PCTC"). PCTC's register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

## MATERIAL CONTRACTS

The following material contracts were entered into by the Company or by its wholly owned subsidiaries since the beginning of the Company's fiscal year ended December 31, 2006 or were entered into prior to such fiscal year, and are still in effect as of the date of this AIF:

1. Share Purchase Agreement dated April 3, 2006 with Hector Davila Santos pursuant to which the Company has agreed to purchase approximately 63% of the issued and outstanding shares of First Silver from the major shareholder of First Silver. See "General Development of the Business – Significant Acquisitions".

2. Warrant Indenture dated April 20, 2006 with Pacific Corporate Trust Company governing the issue of up to 3,500,000 warrants by the Company.

3. Combination agreement dated August 9, 2006 with First Silver whereby the parties entered into a business combination by way of a plan of arrangement, such that the Company acquired all remaining outstanding common shares of First Silver and First Silver became a wholly-owned subsidiary of the Company. See "General Development of the Business – Significant Acquisitions".

4. Letter agreement dated November 3, 2006 with Eduardo Chico Sánchez, Rebeca Medina Merino, Eduardo Chico Medina, Ricardo Chico Medina and Juan Pablo Chico Medina pursuant to which the Company acquired 100% of the issued and outstanding shares of Desmin. See "General Development of the Business".

5. Letter agreement dated December 18, 2006 with Peñoles pursuant to which the Company acquired 100% of the issued and outstanding shares of Minera La Encantada. See "General Development of the Business".

6. Underwriting Agreement dated May 10, 2007 with Cormark, CIBC World Markets Inc. and Blackmont Capital Inc. pursuant to which the Underwriters agreed to purchase 4,000,000 special warrants on an underwritten basis at a price of $5.00 per special warrant for aggregate proceeds to the Company of $20 million. The Underwriters had the option to purchase up to 4,800,000 additional Special Warrants at $5.00 per special warrant for additional aggregate proceeds of up to $24,000,000.

7. Special Warrant Indenture dated May 10, 2007 with Pacific Corporate Trust Company governing the issue of up to 8,800,000 special warrants by the Company.

8. Warrant Indenture dated May 10, 2007 with Pacific Corporate Trust Company governing the issue of up to 4,400,000 warrants by the Company.

## INTERESTS OF EXPERTS

**Names of Experts**

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt prepared technical reports on the Company's La Parrilla Silver Mine dated July 2, 2007, San Martin Silver Mine dated May 8, 2007 and the La Encantada Silver Mine dated June 12, 2007. To management's knowledge, Mr. Addison and Mr. Lopez do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

## ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company's annual general meeting information circular dated May 3, 2007.

Additional financial information is provided in the Company's audited financial statements and MD&A for the transition year ended December 31, 2006 which may be obtained upon request from First Majestic's head office, or may be viewed on the Company's website (www.firstmajestic.com) or on the SEDAR website (www.sedar.com).

*A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered, sold, exercised, pledged or otherwise transferred within the United States or to or for the account or benefit of "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to U.S. persons. See "Plan of Distribution".*

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Majestic Silver Corp. at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone (604) 688-3033, and are also available electronically at www.sedar.com.*

**PRELIMINARY SHORT FORM PROSPECTUS**

*New Issue* **July 11, 2007**



FIRST MAJESTIC
SILVER CORP.




**$34,415,000**
**6,883,000 Common Shares and 3,441,500 Warrants Issuable on Exercise or Deemed Exercise of 6,883,000 Previously Issued Special Warrants**

This short form prospectus qualifies the distribution (the "**Offering**") of 6,883,000 common shares (the "**Unit Shares**") of First Majestic Silver Corp. (the "**Corporation**" or "**First Majestic**") and 3,441,500 common share purchase warrants of the Corporation (the "**Warrants**") issuable for no additional consideration upon the exercise or deemed exercise of 6,883,000 special warrants (the "**Special Warrants**") of the Corporation previously issued at a price of $5.00 per Special Warrant (the "**Issue Price**"). Each Warrant will entitle the holder thereof to purchase one common share (each a "**Warrant Share**") of the Corporation at an exercise price of $6.50 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date (as defined below). The Special Warrants were issued by the Corporation on May 10, 2007 (the "**Closing Date**") pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of May 10, 2007 among Cormark Securities Inc. (formerly Sprott Securities Inc.), CIBC World Markets Inc., Blackmont Capital Inc. (collectively, the "**Underwriters**") and the Corporation.

| | Price to the Public | Underwriters' Commission [(1)] | Net Proceeds to the Corporation[(2)(3)] |
|---|---|---|---|
| Per Special Warrant | $5.00 | $0.275 | $4.725 |
| Total | $34,415,000 | $1,892,825 | $32,522,175 |

(1) On the Closing Date the Corporation paid a cash commission (the "**Underwriters' Commission**") equal to 5.5% of the gross proceeds of the Offering to the Underwriters for their services in connection with the Offering.

(2) After deducting the Underwriters' Commission, but before deducting the expenses of the Offering, estimated to be $300,000, which will be paid by the Corporation from the proceeds of the Offering.

(3) The distribution of the Unit Shares and Warrants on exercise or deemed exercise of the Special Warrants will not result in any additional proceeds being received by the Corporation.

Each Special Warrant entitles the holder thereof to receive, upon exercise or deemed exercise of the Special Warrant and without payment of any additional consideration, and subject to adjustment in certain circumstances, one Unit Share and one-half of one Warrant at any time prior to 11:59 p.m. (Vancouver Time) on the earlier of: (i) the third business day after the date on which an MRRS Decision Document (as defined herein) is received by the Corporation for a final short form prospectus; and (ii) September 11, 2007 (such earlier time being referred to herein as the "**Expiry Time**"). Each whole Warrant will entitle the holder to purchase one Warrant Share at a price of $6.50 at any time prior to 4:30 p.m. (Vancouver Time) on November 10, 2008. See "Plan of Distribution" and "Description of Securities Distributed".

The Corporation has agreed to use its commercially reasonable best efforts to: (i) file this preliminary short form prospectus qualifying the issuance and distribution of the Unit Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants in each of the provinces of Canada except Québec (the "**Offering Jurisdictions**"); (ii) resolve all comments received or deficiencies raised by the securities commissions in the Offering Jurisdictions as expeditiously as possible; and (iii) file a final short form prospectus and obtain an MRRS Decision Document in respect of the prospectus issued by the securities commissions in each of the Offering Jurisdictions as soon as possible after such regulatory comments and deficiencies have been resolved, and in any event no later than 11:59 p.m. (Vancouver Time) on July 26, 2007 (the "**Qualification Deadline**").

Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any action required on the part of, the holder thereof immediately prior to the Expiry Time. In the event that the MRRS Decision Document is not obtained on or before the Qualification Deadline, each Special Warrant shall thereafter be exercisable for no additional consideration into 1.08 Unit Shares (in lieu of one Unit Share) and 0.54 Warrants (in lieu of 0.5 Warrants) (the "**Additional Securities**"). This short form prospectus also qualifies the distribution of any Additional Securities issuable on the exercise or deemed exercise of the Special Warrants.

Definitive certificates evidencing the Unit Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants will be available for delivery upon the exercise or deemed exercise of the Special Warrants. In the event that a holder of Special Warrants exercises such Special Warrants prior to the date that the MRRS Decision Document is received by the Corporation, the Special Warrant Shares and Warrants and, if applicable, the Additional Securities issued upon exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

The Special Warrants were sold to the public through the Underwriters pursuant to exemptions from the prospectus and registration requirements of the relevant Canadian jurisdictions, and from the registration requirements of United States securities laws or outside of the United States to non-US persons pursuant to Regulation S under the United States Securities Act of 1933, as amended, and were issued under and are governed by the Special Warrant Indenture.

The common shares of the Corporation are listed and posted for trading on the TSX Venture Exchange (the "**TSX-V**") under the symbol "FR". On July 10, 2007, being the last trading day before the filing of this preliminary short form prospectus, the closing price of the common shares on the TSX-V was $4.92. The common shares of the Corporation are also quoted on the Pink Sheets in the United States under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stutgart Stock Exchanges under the symbol "FMV".

**An investment in securities of the Corporation involves a high degree of risk. See "Forward-Looking Statements" and "Risk Factors". There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Corporation has agreed to use its commercially reasonably best efforts to list the Warrants on the TSX-V.**

The Corporation's head office is located at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8 and its registered office is located at #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4.

## TABLE OF CONTENTS

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity and, particularly, silver prices, access to skilled mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See "Risk Factors".

## CURRENCY

Unless otherwise noted, all references to "$" or "dollars" in this short form prospectus refer to Canadian dollars and references to "US$" or "US dollars" in this short form prospectus refer to United States dollars. The noon rate of exchange on July 10, 2007 as reported by the Bank of Canada for Canadian dollars exchanged into United States dollars was $1.00 equals US$0.9505.

## RESERVE AND RESOURCE DISCLOSURE

The definitions of proven and probable reserves used in National Instrument 43-101 ("**NI 43-101**") differ from the definitions in the United States Securities and Exchange Commission ("**SEC**") Industry Guide 7. Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada other than Québec (the "Commissions").** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, V6C 3E8 (telephone: (604) 688-3033). Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") which can be accessed at www.sedar.com under the Corporation's profile.

The following documents of the Corporation, which have been filed with the Commissions, are specifically incorporated by reference to, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated July 6, 2007 for the year ended December 31, 2006 (the "**AIF**");

(b) the annual audited consolidated financial statements of the Corporation as at and for the period ended December 31, 2006, together with notes thereto and the auditors' reports thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the period ended December 31, 2006;

(d) the interim consolidated financial statements of the Corporation for the three-month period ended March 31, 2007, together with the notes thereto;

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the three-month period ended March 31, 2007;

(f) the management information circular dated May 3, 2007 with respect to the Corporation's annual meeting of shareholders held on June 7, 2007;

(g) the material change report of the Corporation dated January 15, 2007 with respect to the resignation of Douglas R. Scott, C.A. as Chief Financial Officer of the Corporation, effective January 31, 2007;

(h) the material change report of the Corporation dated February 9, 2007 with respect to (i) the appointment of Raymond L. Polman, C.A. as Chief Financial Officer of the Corporation, effective February 1, 2007; and (ii) the granting of 200,000 stock options of the Corporation to Mr. Polman;

(i) the material change report of the Corporation dated February 9, 2007 with respect to an update on development activities at the La Parrilla Silver Mine in Mexico and a new NI 43-101 resource estimate;

(j) the material change report of the Corporation dated February 9, 2007 with respect to the granting of 155,000 stock options to directors of the Corporation on February 7, 2007;

(k) the material change report of the Corporation dated February 20, 2007 with respect to the restatement of financial results for the quarter ended September 30, 2006;

(l) the material change report of the Corporation dated March 21, 2007 with respect to the engagement letter entered into among the Corporation, Sprott Securities Inc. (as it then was named) and CIBC World Markets Inc. in connection with the Offering;

(m) the material change report of the Corporation dated March 27, 2007 with respect to the closing of the acquisition by the Corporation of all of the issued and outstanding shares of Minera La Encantada S.A. de C. V.;

(n) the material change report of the Corporation dated March 28, 2007 with respect to the filing of a preliminary short form prospectus and entering into of an underwriting agreement with the Underwriters in connection with the offering of 8,000,000 units of the Corporation, each consisting of one common share and one-half of a common share purchase warrant of the Corporation at a price of $5.00 per unit;

(o) the material change report of the Corporation dated April 23, 2007 with respect to the engagement letter entered into among the Corporation and the Underwriters in connection with the Offering and with respect to the withdrawal of the Corporation's short form prospectus dated March 27, 2007;

(p) the material change report of the Corporation dated April 26, 2007 with respect to the Corporation's production of silver for the first quarter of 2007;

(q) the material change report of the Corporation dated May 15, 2007 with respect to the closing of the Offering;

(r) the material change report of the Corporation dated May 31, 2007 with respect to the technical report on the San Martin Silver Mine;

(s) the material change report of the Corporation dated May 31, 2007 with respect to the Corporation's financial results for the quarter ended March 31, 2007;

(t) the material change report of the Corporation dated June 18, 2007 with respect to the technical report on the La Encantada Silver Mine;

(u) the material change report of the Corporation dated June 20, 2007 with respect to the grant of 25,000 stock options to a director of the Corporation; and

(v) the material change report of the Corporation dated July 4, 2007 with respect to the technical report on the La Parilla Silver Mine.

All documents of the type referred to above (excluding confidential material change reports) filed by the Corporation with the Commissions or similar regulatory authorities in Canada subsequent to the date of this short form prospectus and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

**Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this short form prospectus.**

## BUSINESS OF THE CORPORATION

The Corporation is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Corporation has an interest in three principal properties: (i) the La Parrilla Silver Mine in Durango, Mexico; (ii) the San Martin Silver Mine in Jalisco State, Mexico; and (iii) the La Encantada Silver Mine in Coahuila State, Mexico. The Corporation also has interests in the Chalchihuites Group Properties in Zacatecas, Mexico, the Candameña Mining District property in Chihuaha Mexico and the Quitaboca Silver Project in Sinaloa, Mexico, none of which is material to the Company.

Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Corporation's AIF and the materials incorporated by reference into this short form prospectus. See "Documents Incorporated by Reference".

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at March 31, 2007, both before and after giving effect to the Offering, adjusted to give effect to the material changes in the share and loan capital of the Corporation since March 31, 2007. The table should be read in conjunction with the unaudited interim consolidated financial statements of the Corporation for the three-month period ended March 31, 2007, including the notes thereto and the management's discussion and analysis, incorporated by reference into this short form prospectus.

| | **As at March 31, 2007 (unaudited)** | **As at March 31, 2007, after giving effect to the Offering (1)(2) (unaudited)** |
|---|---|---|
| Current Liabilities | $25,888,467 | $12,409,133 (3) |
| Long Term Liabilities | $58,364,121 | $58,364,121 |
| Common Shares<br>(authorized to issue unlimited common shares) | $109,058,663<br>(53,411,587 common shares) | $143,372,588 (4)<br>(60,975,837 common shares) |
| Share Capital to be Issued | $9,292,205 | $9,286,155 (5) |
| Contributed Surplus | $12,454,473 | $12,117,623 (6) |
| Accumulated Other Comprehensive Income | $4,779,252 | $4,779,252 |
| Deficit | ($30,163,876) | ($30,163,876) |
| Total Capitalization | $189,673,305 | $223,644,330 |
| Convertible securities | 8,145,062 warrants<br>4,890,000 stock options | 11,306,562 warrants (7)<br>4,377,500 stock options (8) |

(1) Includes the material transactions that have occurred since March 31, 2007 being:
- the issue of an aggregate of 400,000 common shares on the exercise of stock options for proceeds of $737,600 and the transfer of contributed surplus totaling $336,850 for stock options exercised;
- the issue of an aggregate of 280,000 common shares on the exercise of share purchase warrants for proceeds of $1,011,250; and
- the issue of 1,250 common shares under the plan or arrangement with First Silver Reserve Inc. ("FSR") for total consideration of $6,050.

(2) Assuming issuance of the Unit Shares and no exercise of the Warrants. See "Plan of Distribution".

(3) Includes the payment of $13,341,380 for 25% of the purchase price for the controlling interest in FSR (see "Use of Proceeds") and $137,954 of interest accrued at March 31, 2007.

(4) After deducting the Underwriters' Commission of $1,892,825, and the expenses of the Offering estimated to be $300,000.

(5) Includes the issue referred to above of 1,250 common shares under the plan of arrangement with FSR for total consideration of $6,050.

(6) Includes the transfer referred to above of contributed surplus totaling $336,850 for stock options exercised.

(7) From April 1, 2007 to July 10, 2007, a total of 280,000 previously issued warrants were exercised. These numbers include such exercises and 3,441,500 share purchase warrants to be issued upon exercise or deemed exercise of the Special Warrants.

(8) From April 1, 2007 to July 10, 2007, a total of 400,000 previously issued stock options were exercised, 212,500 stock options were cancelled and 100,000 stock options were granted at various times. These numbers include such exercises, cancellations and grants.

## USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' Commission of $1,892,825 and expenses of the Offering estimated to be $300,000, are estimated to be $32,222,175. The Corporation intends to use the net proceeds of the Offering as follows:

| | |
|---|---|
| **Capital Expenditures** | |
| San Martin Silver Mine | $3,013,000 |
| La Encantada Silver Mine | $1,862,000 |
| La Parrilla Silver Mine | $5,115,000 |
| **Property Commitments** | $4,800,000 |
| **Vendor Liability regarding First Silver Reserve Inc.**[1] | $14,800,000 |
| **General Working Capital** | $2,632,175 |
| | **$32,222,175** |

(1) On April 3, 2006, the Corporation entered into a share purchase agreement to purchase approximately 64% of the issued and outstanding shares of FSR from the major shareholder of FSR (the "**Shareholder**"). The Corporation purchased 24,649,200 common shares of FSR at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to the Shareholder in three installments. The first installment of $26,682,757 represented 50% of the purchase price and was paid on May 30, 2006. An additional installment of $13,341,380, representing 25% of the purchase price was paid out of the proceeds of the Offering on May 30, 2007. A final installment of $13,341,380 is payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding installment.

Although the Corporation intends to use the proceeds from the Offering as set forth above, the actual amount that the Corporation spends in connection with each intended use of the proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those referenced under "Risk Factors".

## PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation agreed to sell and the Underwriters agreed to purchase, as principal, 6,883,000 Special Warrants at the Offering Price, payable in cash to the Corporation. The closing of the Offering took place on May 10, 2007 (the "**Closing Date**") and payment of the consideration was paid against delivery of certificates representing the Special Warrants.

The TSX-V has approved the listing of the Unit Shares issuable upon exercise or deemed exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants. The Issue Price of $5.00 per Special Warrant was determined by negotiation between the Corporation and the Underwriters in accordance with the policies of the TSX-V.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Corporation has agreed to use its commercially reasonably best efforts to list the Warrants on the TSX-V.

The Corporation has agreed to indemnify the Underwriters, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Corporation by the Underwriters pursuant to the Underwriting Agreement, provided however that the indemnity does not apply if the Underwriters have been grossly negligent or have committed any fraudulent or illegal act in the course of such performance, and the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by such gross negligence, illegality or fraud.

The Corporation has agreed for the benefit of the Underwriters, for a period of 120 days from the Closing Date, not to issue any securities of the Corporation without the prior written consent of Cormark Securities Inc., such consent not to be unreasonably withheld, other than: (i) pursuant to the Offering; (ii) in conjunction with currently outstanding rights or agreements including certain options, warrants and convertible securities as set out in the Underwriting Agreement; or (iii) the grant or exercise of stock options to or by employees, officers or directors of, or consultants to the Company and other similar issuances pursuant to existing share compensation arrangements.

Pursuant to the terms of the Underwriting Agreement, the Corporation has paid the Underwriters' Commission to the Underwriters in consideration for the services rendered in connection with the Offering. The Corporation has also reimbursed the Underwriters for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. The Underwriters will not receive any other fee or commission from the Corporation in connection with the completion of the Offering.

**Special Warrants**

The Special Warrants were issued pursuant to the provisions of a special warrant indenture (the "**Special Warrant Indenture**") dated as of May 10, 2007 between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**"). The Special Warrants are governed by and subject to the terms and conditions of the Special Warrant Indenture. The Special Warrant Indenture provides, among other things, that the holders of Special Warrants will be entitled to receive, upon exercise or deemed exercise of the Special Warrants, without payment of any additional consideration and subject to adjustment in certain circumstances, one Unit Share and one-half of one Warrant for each Special Warrant held, at any time prior to 11:59 p.m. (Vancouver time) on the earlier of (i) the third business day after the day on which a decision document in respect of a (final) short form prospectus is issued by the Commissions under the Mutual Reliance Review System for Prospectus and Annual Information Forms (collectively, the "**MRRS Decision Document**"); and (ii) November 11, 2007 (such earlier time being referred to herein as the "**Expiry Time**"), subject to certain events as described in the Special Warrant Indenture. Each whole Warrant issued pursuant to the exercise or deemed exercise of Special Warrants will entitle the holder to purchase one common share (a "**Warrant Share**") of the Corporation at an exercise price of $6.50 at any time prior to 4:30 p.m. (Vancouver time) on November 10, 2008.

The Corporation has agreed to use its commercially reasonable best efforts to: (i) file a preliminary short form prospectus qualifying the issuance and distribution of the Unit Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants in the Offering Jurisdictions; (ii) resolve all comments received or deficiencies raised by the securities commissions in the Offering Jurisdictions as expeditiously as possible; and (iii) file a (final) short form prospectus and obtain an MRRS Decision Document as soon as possible after such regulatory comments and deficiencies have been resolved, and in any event no later than the Qualification Deadline.

Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any action require on the part of, the holder thereof immediately prior to the Expiry Time. In the event that the MRRS Decision Document is not obtained on or before the Qualification Deadline, each Special Warrant shall thereafter be exercisable for no additional consideration into 1.08 Unit Shares (in lieu of one Unit Share) and 0.54 Warrants (in lieu of 0.5 Warrants). This short form prospectus also qualifies the distribution of any Additional Securities issuable on the exercise or deemed exercise of the Special Warrants.

In the event that a holder of Special Warrants exercises such Special Warrants prior to the date that the MRRS Decision Document is received by the Corporation, the Unit Shares and Warrants and, if applicable, the Additional Securities, issued upon exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

No fractional Unit Shares or Warrants will be issued upon the exercise or deemed exercise of the Special Warrants and holders of the Special Warrants will not have any rights as shareholders of the Corporation.

In addition, the Special Warrant Indenture provides for and contains provisions designed to protect the holders of the Special Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Corporation's common shares, the amalgamation, merger or corporation reorganization of the Corporation or a rights offering.

The rights of holders of Special Warrants may be modified. The Special Warrant Indenture provides for meetings by holders of Special Warrants and the passing of resolutions by such holders which are binding on all holders of Special Warrants.

The Warrant Agent and the Corporation may supplement the Special Warrant Indenture for certain limited purposes pursuant to the terms of the Special Warrant Indenture. Additionally, they may make any changes or corrections to the Special Warrant Indenture that are required for the purpose of rectifying any ambiguity or defective provision or clerical omission or mistake or manifest or other error contained therein provided that in the opinion of counsel to the Warrant Agent or the Corporation, the rights of the holders of the Special Warrants are not prejudiced thereby.

The Corporation has designated the Warrant Agent at its office in Vancouver, British Columbia, as Warrant Agent for the Special Warrants, where the Special Warrants may be surrendered for exercise, exchanged or replaced.

The foregoing is a summary only of the terms of the Special Warrants and is qualified by the more detailed provisions of the Special Warrant Indenture. Special Warrant holders may obtain a copy of the Special Warrant Indenture upon request from the Corporation.

**United States Restrictions**

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Unit Shares or Warrants in the United States. The Special Warrants, the Unit Shares, the Warrants and the Warrant Shares have not been and will not be registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**") or any state securities laws, and subject to certain exceptions, may not be offered, sold, delivered, directly or indirectly, or exercised in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. The Underwriters agreed not to offer or sell the Special Warrants or the Unit Shares and Warrants within the United States or to, or for the account or benefit of, a U.S. person, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters to designate institutional "accredited investors" that satisfy the criteria set forth in Rule 501(a)(1) (2) (3) or (7) of Regulation D under the U.S. Securities Act to purchase Special Warrants directly from the Corporation in transactions exempt from registration pursuant to Rule 506 of Regulation D, and the Underwriters' obligations to purchase Special Warrants pursuant to the Underwriting Agreement are reduced to the extent of any such purchases. In addition, until 40 days after the commencement of the Offering, an offer and sale of the Special Warrants or the Unit Shares and Warrants within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and may only be offered pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

Holders of Special Warrants should consult their own tax advisors with respect to the income tax considerations in their own particular circumstances relating to the Unit Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants.

## DESCRIPTION OF SECURITIES DISTRIBUTED

**Common Shares**

The Corporation's authorized capital consists of an unlimited number of common shares without par value. The Corporation has no other classes of voting securities. As of the date hereof, the Corporation has 54,092,837 common shares issued and outstanding. As of the Closing Date of the Offering, the Corporation had 53,612,337 common shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Corporation, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Corporation, shareholders are entitled to receive *pro rata* the assets of the Corporation, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the *Business Corporations Act* (British Columbia).

**Warrants**

The Warrants will be issued pursuant to, and will be governed by a warrant indenture (the "**Warrant Indenture**") between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**") dated as of the Closing Date. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of $6.50 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date, at which time the Warrants will become null and void. The Warrants will be transferable, subject to compliance with securities laws.

The Warrant Indenture provides that no fractional Warrant Shares will be issued upon the exercise of Warrants and holders of Warrants will not have any rights as shareholders of the Corporation.

In addition, the Warrant Indenture provides for and contains provisions designed to protect the holders of the Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of the Corporation, the amalgamation, merger or corporate reorganization of the Corporation or a rights offering.

The Warrant Indenture provides that the rights of holders of Warrants may be modified. The Warrant Indenture provides for meetings by holders of Warrants and the passing of resolutions by such holders which are binding on all holders of Warrants.

The Warrant Indenture provides that, from time to time, the Warrant Agent and the Corporation without the consent of the holders of Warrants may amend or supplement the Warrant Indenture for certain limited purposes, which includes making any changes or corrections that are required for the purpose of rectifying any ambiguity, defective provision or other error contained therein provided that in the opinion of counsel to the Warrant Agent or the Corporation, the rights of the holders of the Warrants are not prejudiced thereby.

Neither the Warrants nor the Warrant Shares have been registered under the U.S. Securities Act or the securities law of any state, and the Warrants may not be exercised in the United States or by or for the account or benefit of a U.S. person unless an exemption from registration is available.

The Corporation has designated the Warrant Agent at its principal office in Vancouver, British Columbia, as warrant agent for the Warrants, where the Warrants may be surrendered for exercise, exchanged or replaced.

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture. Warrant holders may obtain a copy of the Warrant Indenture upon request from the Corporation.

## ELIGIBILITY FOR INVESTMENT

In the opinion of McCullough O'Connor Irwin LLP, counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**"), provided the Corporation's common shares are listed on a prescribed stock exchange as defined by the *Tax Act* (which includes the TSX-V) as of the date of this prospectus, and provided further, in the case of the Warrants, that either the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Deferred Income Plan (as defined below) or the Warrants are listed on a prescribed stock exchange, the Unit Shares and Warrants will, if issued on the date hereof, be qualified investments under the *Tax Act* for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively the "**Deferred Income Plans**").

## RISK FACTORS

**Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation's business. Investors should carefully consider the information included or incorporated herein by reference in this short form prospectus and the Corporation's historical consolidated financial statements and related notes thereto before making an investment decision concerning the Corporation's securities. There are various risks, including those discussed in the Corporation's AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation. These risk factors, together with all of the other information included, or incorporated by reference in this prospectus, including information contained in the section entitled "Forward-Looking Statements" should be carefully reviewed and considered before a decision to invest in such securities is made.**

## EXPERTS

All persons or companies whose profession or business gives authority to a statement, report or valuation made by such persons or companies and named as having prepared or certified a statement, report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus have been disclosed in the AIF. As at the date hereof, such persons and the directors, officers and employees, as applicable, of such companies beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

## CONTRACTUAL RIGHT OF RESCISSION FOR SPECIAL WARRANT HOLDERS

In the event that a holder of a Special Warrant, who acquires a Unit Share and one-half of one Warrant upon the exercise or deemed exercise of the Special Warrant as discussed in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this short form prospectus or any amendment thereto containing a misrepresentation (as discussed below), such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrants(s) but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled in connection with such rescission to a full refund from the Corporation of all consideration paid in respect of the acquisition of the Special Warrants. In the event such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted

assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrants under applicable securities legislation or otherwise at law.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## LEGAL MATTERS

In connection with the Offering, certain legal matters have been or will be passed upon by McCullough O'Connor Irwin LLP on behalf of the Corporation and Cassels Brock & Blackwell LLP on behalf of the Underwriters. As at the date hereof, the respective partners and associates of each firm beneficially own, directly or indirectly, less than 1% of the common shares of the Corporation.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Deloitte & Touche, LLP located at 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Corporation's common shares is Pacific Corporate Trust Company at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

**AUDITORS' CONSENT**

We have read the short form prospectus of First Majestic Silver Corp. (the "Company") dated ◆, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 common share purchase warrants of the Company issuable upon the exercise or deemed exercise of 6,883,000 Special Warrants of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and June 30, 2006 and the consolidated statements of operations and deficit and cash flows for the six months ended December 31, 2006 and the year ended June 30, 2006. Our report is dated April 30, 2006.

Chartered Accountants
Vancouver, British Columbia
◆, 2007

CERTIFICATE OF THE CORPORATION

Dated: July 11, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**FIRST MAJESTIC SILVER CORP.**

(signed) *"Keith N. Neumeyer"*
KEITH N. NEUMEYER
President and Chief Executive Officer

(signed) *"Raymond L. Polman"*
RAYMOND L. POLMAN, C.A.
Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS**

(signed) *"Robert A. McCallum"*
ROBERT A. MCCALLUM
Director

(signed) *"Robert Young"*
ROBERT YOUNG
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: July 11, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**CORMARK SECURITIES INC.**

By: (signed) *"Darren Wallace"*
DARREN WALLACE
Investment Banking, Director

**CIBC WORLD MARKETS INC.**

By: (signed) *"Richard G. McCreary"*
RICHARD G. MCCREARY
Managing Director

**BLACKMONT CAPITAL INC.**

By: (signed) *"Chad Williams"*
CHAD WILLIAMS
Director, Investment Banking

British Columbia
Securities Commission

BCSC

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES**

**AND**

**IN THE MATTER OF**

***FIRST MAJESTIC SILVER CORP.***

**DECISION DOCUMENT**

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador** have been issued for a preliminary short form prospectus of the above issuer dated July 11, 2007.

DATED at Vancouver, British Columbia on July 12, 2007.

*Allan Lim*

Allan Lim, CA
Manager
Corporate Finance

**Note:**
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 1127788

g:\corpfin\sah\1127788
Preliminary



**Securities Commission**

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

***FIRST MAJESTIC SILVER CORP.***

---

Receipt for a Preliminary Short Form Prospectus dated **July 11, 2007** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this 12th day of July, 2007.

*"J. William Slattery"*

J. William Slattery, C.A.
Deputy Director, Corporate Finance



**NOTE:** The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #1127788


RECEIVED
2008 APR -2 A 6:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México

*Prepared for*

*First Majestic Silver Corp.*

*July 24, 2007*

*70567*

*Amended*


pincock
allen &
holt


pincock
allen &
holt
Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# *Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México*

*Prepared for*

*First Majestic Silver Corp.*

*July 24, 2007*

*70540*

Prepared by

**Pincock, Allen & Holt**

***Richard Addison, P.E.***
***Jack Haptonstall***
***Leonel Lopez, C.P.G.***

***Amended***

CONTENTS

CONTENTS (Continued) Page

CONTENTS (Continued)

**CONTENTS (Continued)** Page



## TABLES

## CONTENTS (Continued)

Page



## FIGURES

## 1.0 SUMMARY

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Majestic Silver Corp. (FMS), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín de Bolaños (San Martín) Silver Mine operation, as represented and in operation by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V. (El Pilón).

Preparation of this Technical Report for FMS by PAH included a site visit (January 23-26, 2007) to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. This Technical Report is also based on the previous "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México" prepared for First Silver Reserve Inc., dated June 23, 2005 and published in SEDAR on July 5, 2005. The PAH site visit also included a visit to El Pilón administrative and support office at Guadalajara city, where Mr. Abel Boyás Delgado, El Pilón Controller, personally provided all requested data on the Company's financial statements.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2006, over 3.9 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 31.7 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined out from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main structure.

### 1.1 *Location*

The San Martín mine is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara. Driving time is four to five hours and flying time is about 45 minutes by commuter or charter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,600 asl. The Distance from the mine to the plant is about 13 km.

UTM coordinates at the central part of the San Martín mine operation area are as follows:

North – 2,375,500; East – 615,000

## 1.2 *Ownership*

Minera El Pilón S.A. de C.V. (El Pilón) is a wholly owned subsidiary of First Silver Reserve Inc., which is based in Vancouver, British Columbia. In 2006 First Silver Reserve Inc. was acquired by First Majestic Resource Corp., which subsequently changed its name to First Majestic Silver Corp. Therefore, First Silver Reserve Inc. and Minera El Pilón, S.A. de C.V. became wholly owned subsidiaries of First Majestic Silver Corp. El Pilón's corporate offices are located in Guadalajara City, México. El Pilón operates the San Martín underground silver mine and ore processing facility near the town of San Martín de Bolaños. Oxidized ore is being mined primarily from the Zuloaga vein and from the adjacent La Blanca Vein. Exploration is on-going on these vein structures, on other sub-parallel and crossing veins that have been rediscovered recently on the San Carlos level, as well as on the Rosario-Condesa vein system. Primary mineralization in sulfides with lead, zinc and copper occurs at the deepest levels, San Juan and San Carlos of the Zuloaga vein.

El Pilón holds 31 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights for 7,841 hectares. El Pilón also owns 5,131 hectares of mineral rights within 12 mining concessions located in other areas outside the San Martín district, but still in the State of Jalisco. El Pilón also owns eight mining concessions that cover 5,134 hectares in the Quitaboca Silver Project located in the State of Sinaloa. No current activity is reported by El Pilón in those other exploration areas.

## 1.3 *Geology and Mineralization*

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphy is represented by a thick sequence of upper volcanics consisting of approximately 1,000 meters of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework, (Starling, 2001). Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 meters. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, all with access from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 meters asl. Production also occurs from the La Blanca vein, a vertical split off of the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall.

The vein has been identified over a strike length of 3 kilometers, with a developed vertical extent of about 350 meters. El Pilón is developing exploration and rehabilitation of workings along crosscutting veins to the Zuloaga structure, at the Rebaje 40 Oriente on the Cangrejos Level, and at the Rebaje 1100 on the Ballenas Level; in both cases NS veins intersecting the Zuloaga vein show high grade mineralization in widths of up to 10 meters to the hanging wall of previously mined narrow structures.

La Blanca vein is a near-vertical split off of the Zuloaga vein that cuts upward through the Zuloaga hanging wall. La Blanca vein is typically irregular and narrow, but where mineralized, has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite and chalcopyrite. Calcite is the predominant gangue mineral.

Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. Access to these veins is from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40 W and dips 81 SW. The Condesa workings show mineralization over 150 meters along strike, with mineralized zone ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or are incomplete. These vein trends intersect the Zuloaga vein in an area below mineralized surface outcrops of the vein and represent a potential exploration target.

## 1.4 *Exploration and Project Data*

Exploration potential for finding and developing new resources/reserves in the San Martín de Bolaños district appears to be very promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga vein. The vein has been mapped (Luis Motilla, 1998) on the surface along the outcroppings for about 2 kilometers, over the present workings and several anomalous zones were identified. These surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

Direct exploration development is integrated into the mine preparation programs, and for vein deposits this has proven to be the most effective method of exploration. For the year 2006, El Pilón's program of exploration included drilling 2,607 meters from underground workings and 5,960 meters from surface, in addition to about 780 meters for exploration and drill site access preparation.

For the year 2007, El Pilón intends to develop the drilling program that was planned for the second semester for 2006, and which was not executed due to the change of El Pilón ownership. The drilling program designed for the San Martín mine includes 29 drill holes to explore the La Escondida level and areas below the known ore shoots on the Zuloaga vein. These 29 drill holes with a total of 2000 meters are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in additional resources for the mine. The areas to be investigated

cover an extension of approximately 500,000 $m^2$ of known mineralized portions of the Zuloaga vein. Estimated investment of drilling from underground workings is US$155,000.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent). The exploration drilling program to continue investigation of the San Martín district during 2007 include 13 drill holes with a total depth of 4,600 m designed to explore the Rosario, Condesa – Plomosa, La Mancha, and Cerro Colorado areas at an estimated investment of US$460,000.

## 1.5 *Mining Methods*

Current mine production has been averaging about 775 tonnes per day (tpd) from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Underground loading and haulage is performed with 2 cy, 3 cy and 5 cy LHD's (scooptrams) and 10 to 13 tonne-capacity trucks. Opening sizes are driven at 4.0 meters by 3.5 meters. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 550 meters per month. The average productivity in headings is 0.7 meters per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production, and these are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

Ore is trammed to surface with LHD's or low-profile dump trucks and stockpiled at surface dump sites. On the surface, the ore is loaded from stockpiles into 22-tonne trucks for transport to the mill some 15 kilometers away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

## 1.6 *Processing Facilities*

Channel, exploration, mine development and production, and plant samples are sent to El Pilón's on site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic

absorption for lead and zinc in geology samples have become routine. To evaluate sample quality control, El Pilón performs multiple assays, up to three times on some samples, and periodic check analyses on samples. Since 2004, El Pilón has sent about 10 samples each month to ALS Chemex Laboratories, an independent commercial laboratory, for duplicate analysis, obtaining good correlation in silver values and poor correlation in gold assays. The latter is probably a consequence of the very low gold content of the samples.

The San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 750 tonnes per day. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crow process. The precipitate is then smelted to produce doré for shipment to commercial refineries. In addition to the cyanidation system, the plant also produces a gravity concentrate which is sold to a smelter; the gravity system recovers about 5 percent of the silver and 10 percent of the gold in the ore. Since 1983, El Pilón has produced more than 30 million ounces of silver together with small amounts of gold.

Mine and plant statistics indicate that the 2006 Run-of-Mine (ROM) Ore averaged 209 g/t silver and 0.32 g/t gold. The total 2006 silver and gold recovery from doré and gravity concentrates were 89.07 and 87.09 percent, respectively.

## 1.7 *Mineral Reserves / Resources*

El Pilón uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserve. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated December 31, 2006 (referred to subsequently as the January 1, 2007 reserve).

### 1.7.1 Reserve Estimates

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 10 to 50 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

For the present (end of 2006) mineable reserve, PAH's economic breakeven cutoff grade calculation was based ($G_{ag}$), solely on a projected $10.00 per ounce for silver, and the total 2006 operating cost and process recoveries as follows:

$$G_{ag} = \$52.00/(\$10.00 \times .891) = 5.84 \text{ oz/tonne or } 182 \text{ g Ag/tonne}$$

All 2005 and 2006 production has come from the mechanized cut and fill mining.

The gold contained in doré and concentrates was 72,342 grams (2,326 ounces), which would indicate a recovered grade of about 0.28 g/t. For each ounce of silver paid there were 0.001 ounces of gold paid (2,326 ounces Au/1,566,400 ounces Ag). At a gold price of $500/oz, this represents a contribution of $0.74 per ounce of silver.

In addition to the doré sales, a gravity concentrate is produced. During 2006, 253.2 tonnes of concentrate were sold that contained 2,923,075 grams (93,979 ounces) of silver, 8,223 grams (264 ounces) of gold and 13,844 kilos of lead in the concentrates. For each ounce of silver sold, approximately 0.01 kilograms (0.02 lbs) of lead were sold. At $0.50/lb of lead, this contributes another $0.01 per ounce of silver.

This would indicate a total contribution of gold and lead of $0.75 per ounce of silver.

The silver equivalent breakeven cutoff grade ($G_{ag\ eq}$), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff estimation.

$G_{ag\ eq}$ = $52.00/(($10.00 x0.891) + $0.75)) = 5.38 oz Ag eq./tonne, or about 167 grams Ag eq/tonne.

Table 1-1 summarizes the diluted, recoverable mineable reserves, with credits added for Au/Pb at 8 percent, proven and probable reserves at El Pilón as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.

**TABLE 1-1**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martin Mine**
**Mineable Reserves (With Dilution and Mine Recovery) as of January 1, 2007 - Adjusted PAH Estimate**

| Reserve Classification | Vein | Width - m (Diluted >2.00m) | Tonnes (Mine Dil.>2.00m, Rec.-95%) | Silver g/t (No Credits) | Contained Silver (Ounces) Without Credits | Silver-eq. g/t With Au/Pb Credit | Contained Silver-eq. (Ounces) Including Au/Pb Credits (8%) |
|---|---|---|---|---|---|---|---|
| Proven | Zuloaga | 2.47 | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Total Proven | | | 246,287 | 293 | | 317 | 2,509,770 |
| | | | | | | | |
| Probable | Zuloaga | 3.82 | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| Total Probable | | | 245,736 | 287 | | 310 | 2,452,618 |
| | | | | | | | 4,962,389 |
| Total Proven + Probable | | 3.14 | 492,022 | 290 | 4,594,804 | 314 | 4,962,389 |

COG - Silver only 182 g/t Ag
Includes Mine Dilution, Width>2.00m and Mine Recovery (95%).
Credits for Au/Pb content added as 8 percent

PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

### 1.7.2 Resource Estimates

The resource calculations by El Pilón are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

In addition to the reserves, El Pilón has estimated resources in blocks along the Zuloaga, La Blanca, Plomosa – Rosario, and Rosario – Condesa veins, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2006, El Pilón generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 8 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

El Pilón's estimated resource blocks do not include the estimated reserve blocks, since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

El Pilón's mineral resources do not include development details for underground mine accessibility and mine planning; therefore, in PAH's opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an "in-situ" basis.

Based on these assumptions, and in the mine's silver COG, PAH reviewed El Pilón's estimates, resulting in measured and indicated resources of Silver Equivalent, which includes credit for lead and zinc at projected prices for the silver US$10 / oz, for lead $0.50 / lb and for zinc $1.50 / lb, which equates to 34 grams of silver per 1 percent of lead and 103 grams of silver per 1 percent of zinc. These estimates do not take in consideration mine dilution nor mine and metallurgical recoveries, or S&R charges. The resources are estimated as "In Situ" material as shown in Table 1-2. At the current rate of San Martín's production, the resources may add about three more years of life to the mine, with additional potential of inferred resources.

The mineral resources estimated by El Pilón and reviewed by PAH are presented in Table 1-2. PAH notes that these resources are in addition to the previously reported reserve.

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources

**TABLE 1-2**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Mineral Resources Estimates by Pilón, Reviewed by PAH (*)**
**As of January 1, 2007**

| *Category* | *Tonnes "In Situ"* | Silver Grade g/tonne | Contained Silver (oz) | *Grade Ag. Eq. (Ag+ Au+ Pb)(*)* | |
|---|---|---|---|---|---|
| | | | | *Ag-eq g/t.* | *Silver eq. Ounces* |
| Measured | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured Plus Indicated** | **1,797,965** | **250** | **14,451,468** | **270** | **15,624,740** |
| **Total Inferred Resources** | **2,737,823** | | | **257** | **22,665,655** |

(*) The estimated resources do not include mine dilution, nor mine and metallurgical recovery, or S&R charges.

meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by El Pilón for the San Martín mine were reviewed by PAH and constitute part of an operation by Minera El Pilón. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 1.8 *Environmental*

PAH's environmental and safety review consisted of discussions with site management. Personnel interviewed during the site visit included Ings. Arturo García Espinosa Mine Manager of Operations, and Rafael Romo Gaucin, Mine Chief Geologist and other mine and plant personnel. The purpose was to observe the current site safety and environmental conditions and to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided us during the site visit. A copy of yearly renewed Environmental Permit, dated November 6, 2006 for the mine (Permiso Unico Ambiental) was provided to PAH by Mr. García. Other public references have reported full compliance of El Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, El Pilón is in compliance with the required permits and authorizations.

## 1.9 *Conclusions*

The San Martin mine is a modest-sized underground operation that has utilized used equipment, whenever possible, and expensed its replacement equipment to a large extent. However, according to a new FMS policy, new equipment will now be purchased as part of the capital spending program. As such, the capital outlay for the mine has been nominal for the past several years, but will be increased significantly as old, obsolete mobile mine equipment wears out.

Mine capital forecast for 2007 is US$350,000 with US$160,000 scheduled principally for scooptrams and trucks and US$190,000 for diamond drilling underground. Mill items will be purchased in 2007 and total US$52,000. No figures were available for 2008 capital expenditures, but US$150,000 has been estimated for portal closures (ten at $10,000 each) and for tailings pond reclamation. Salvage of plant equipment is forecast to just equal dismantling.

Table 1-3 shows comparison of key mine indicators for 2005 and 2006.

**TABLE 1-3**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Key Comparative Indicators 2005 / 2006 (*)**

| Concepts | 2005 | 2006 | Difference % |
|---|---|---|---|
| Ore Tonnes Processed | 249,239 | 261,834 | 5 |
| Average Grade Ag g/t | 243 | 209 | -14 |
| Met. Recovery (%) | 89.58 | 89.07 | -0.56 |
| Average Price Ag US/oz | 7.34 | 11.66 | 59 |
| Sales US$ | 14,108,897 | 19,638,036 | 39 |
| Operating Costs US/oz | 6.22 | 8.08 | 30 |
| Production Ag-eq. oz | 1,957,645 | 1,688,564 | -14 |
| Contribution % (Au + Pb) | 13 | 8 | -39 |

(*) Data.- Provided by FMS San Martin mine.

Production costs for the mine in 2006 are provided in Table 1-4, based on mine accounting records. A total of US$13.7 million was expended last year to produce roughly 261,800 tonnes of ore, containing saleable silver amounting to 1,688,600 ounces. On a unit basis, cash production costs were $52.15/ tonne of ore, and $8.08/oz of silver produced. Unit costs of $56.69/tonne of ore are projected for the first semester of 2007.

A simplified cash flow forecast has been prepared and is presented as Table 1-5. The economics covers the period from January 2007 through December 2008, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time from the strong resource base of the mine. FMS has allocated a high capital investment for San Martín to develop reserves and extend the mine life.

Basic premises for the cash flow involve silver prices, which are taken at $10/ounce for 2006 and $10/ounce thereafter. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in the past. Operating costs and expenses are increased by 8 percent annually to account for inflation and exchange rates. Reclamation expenditures are considered spent in the remaining months of 2007. It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately $2.83 million.

As expected, the operation exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martín mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

**TABLE 1-4**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Mine**
**Operating Costs, 2006 (*)**
**Production = 261,834 tonnes, 1,688,564 oz Ag-equivalent**

| | | US $ | $/tonne | $/oz Ag |
|---|---|---|---|---|
| Mine Operations | | | | |
| Labor | | 1,245,633 | 4.76 | 0.74 |
| Material | | 3,659,952 | 13.98 | 2.17 |
| Expenses | | 1,872,049 | 7.15 | 1.11 |
| | | 6,777,634 | 25.89 | 4.02 |
| Mine Exploration | | | | |
| Labor | | 175,218 | 0.67 | 0.10 |
| Material | | 248,134 | 0.95 | 0.15 |
| Expenses | | 413,825 | 1.58 | 0.25 |
| | | 837,177 | 3.20 | 0.50 |
| Mill Operations | | | | |
| Labor | | 437,037 | 1.67 | 0.26 |
| Material | | 1,845,234 | 7.05 | 1.09 |
| Expenses | | 961,329 | 3.67 | 0.57 |
| | | 3,243,600 | 12.39 | 1.92 |
| Indirects | | | | |
| Labor | | 882,865 | 3.37 | 0.52 |
| Material | | 274,840 | 1.05 | 0.16 |
| Expenses | | 1,634,860 | 6.24 | 0.97 |
| | | 2,792,565 | 10.66 | 1.65 |
| TOTAL | | | | |
| Labor | | 2,740,754 | 10.47 | 1.62 |
| Material | | 6,028,160 | 23.02 | 3.57 |
| Expenses | | 4,882,063 | 18.65 | 2.89 |
| | | 13,650,977 | 52.14 | 8.08 |

(*) Data provided by FMS San Martin mine.

**TABLE 1-5**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martin Mine**
**Cash Flow Analysis, US$**

| Item | Units | 2007 | 2008 | (5.25 mo.) 2009 | 2010 | 2011 | TOTAL (*) |
|---|---|---|---|---|---|---|---|
| REVENUE | | | | | | | |
| Tonnes Milled | tonnes | 250,000 | 250,000 | 250,000 | 250,000 | 250,000 | 1,250,000 |
| Head Grade | oz Ag/tonne | 9.32 | 9.32 | 9.32 | 8.68 | 8.68 | 9.06 |
| Metallurgical Recovery | % | 89.07 | 89.07 | 89.07 | 89.07 | 89.07 | 89.07 |
| Saleable Silver | oz Ag | 2,075,331 | 2,075,331 | 2,075,331 | 1,932,819 | 1,932,819 | 10,091,631 |
| Silver Price | $/oz | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 | 10.00 |
| Gross Silver Revenue | $ | 20,753,310 | 20,753,310 | 20,753,310 | 19,328,190 | 19,328,190 | 100,916,310 |
| Gold Revenue | $ | 1,660,265 | 1,660,265 | 1,660,265 | 1,546,255 | 1,546,255 | 8,073,305 |
| Gross Revenue | $ | 22,413,575 | 22,413,575 | 22,413,575 | 20,874,445 | 20,874,445 | 108,989,615 |
| Less: | | | | | | | |
| Treatment, Security | $ | 499,823 | 499,823 | 499,823 | 465,500 | 465,500 | 2,430,468 |
| Add: | | | | | | | |
| Miscellaneous | $ | 44,827 | 44,827 | 44,827 | 41,749 | 41,749 | 217,979 |
| Net Revenue | $ | 21,958,579 | 21,958,579 | 21,958,579 | 20,450,694 | 20,450,694 | 106,777,126 |
| COSTS | | | | | | | |
| Mining | $ | 6,472,500 | 6,472,500 | 6,472,500 | 6,472,500 | 6,472,500 | 32,362,500 |
| Milling | $ | 3,097,500 | 3,097,500 | 3,097,500 | 3,097,500 | 3,097,500 | 15,487,500 |
| General | $ | 2,665,000 | 2,665,000 | 2,665,000 | 2,665,000 | 2,665,000 | 13,325,000 |
| Exploration | $ | 800,000 | 800,000 | 800,000 | 800,000 | 800,000 | 4,000,000 |
| Sales Expenses | $ | 75,060 | 85,951 | 92,827 | 92,827 | 92,827 | 439,492 |
| Administration | $ | 946,855 | 1,017,477 | 1,098,875 | 1,098,875 | 1,098,875 | 5,260,957 |
| Depreciation | $ | 537,593 | 574,102 | 620,030 | 620,030 | 620,030 | 2,971,785 |
| Other | $ | (46,625) | (26,711) | (28,848) | (28,848) | (28,848) | (159,880) |
| Total Op Costs | $ | 14,547,883 | 14,685,819 | 14,817,885 | 14,817,885 | 14,817,885 | 73,687,356 |
| Net Before Taxes | $ | 7,410,696 | 7,272,760 | 7,140,695 | 5,632,809 | 5,632,809 | 33,089,770 |
| TAXES & PROFIT SHARE | | | | | | | |
| Taxes | $ | 2,223,209 | 2,181,828 | 2,142,208 | 1,689,843 | 1,689,843 | 9,926,931 |
| Profit Share | $ | 741,070 | 727,276 | 714,069 | 563,281 | 563,281 | 3,308,977 |
| Net After Taxes | $ | 4,446,418 | 4,363,656 | 4,284,417 | 3,379,686 | 3,379,686 | 19,853,862 |
| Add Depreciation | $ | 537,593 | 574,102 | 620,030 | 620,030 | 620,030 | 2,971,785 |
| Operational Cash Flow | $ | 4,984,011 | 4,937,758 | 4,904,447 | 3,999,716 | 3,999,716 | 22,825,648 |
| CAPITAL INVESTMENT | $ | 4,851,000 | 500,000 | 500,000 | 500,000 | 500,000 | 6,851,000 |
| PROJECT CASH FLOW | $ | 133,011 | 4,437,758 | 4,404,447 | 3,499,716 | 3,499,716 | 15,974,648 |
| NET PRESENT VALUE | @ 10% | 11,661,015 | | | | | |
| | @ 12% | 11,001,477 | | | | | |
| | @ 15% | 10,108,191 | | | | | |

(*) Includes some Measured and Indicated Resources

**TABLE 1-6**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martin Mine**
**Summary of Reserves and Resources - 43-101 Dated May 2007**
**As of January 1, 2007**

| *Category* | *Tonnes "In Situ"* | *Silver Grade* | *Silver Contained* | *Silver Grade With Au/Pb Credit* | *Silver Contained With Au/Pb Credit* |
|---|---|---|---|---|---|
| | | *(g/tonne)* | Ounces | *(g/tonne)* | Ounces |
| Proven Mineral Reserves | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Probale Mineral Reserves | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| **Total Mineral Reserves** | **492,022** | **290** | 4,594,804 | **314** | **4,962,389** |
| Measured Resources | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated Resources | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured Plus Indicated Resources(2)** | **1,797,965** | **250** | 14,403,996 | **270** | **15,624,740** |
| **Total Inferred Resources (2)** | **2,737,823** | - | - | **257** | **22,665,655** |

(1) - COG - Silver only 182 g/t Ag
(1) - Includes Mine Dilution, Width>2.00m and Mine Recovery (95%).
(1) - Credits for Au/Pb content added as 8 percent
(2) The estimated resources do not include mine dilution, nor mine and metallurgical recovery, or S&R charges.

## 2.0 INTRODUCTION

### 2.1 *Terms of Reference*

Pincock, Allen & Holt (PAH), a division of Runge, Inc. (Runge) was retained by First Majestic Silver Corp. (FMS), to conduct an independent reserve audit, project update, and prepare a Technical Report in accordance with Canadian National Instrument 43-101 for its San Martín de Bolaños (San Martín) Silver Mine operation, as represented by its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V., (El Pilón).

FMS of Vancouver, British Columbia (traded as FR on the Toronto Venture Exchange and as FMV on the Frankfurt Stock Exchange) has been operating the San Martín mine since its acquisition in 2006, while the mine has been in continuous production since 1981. Total recorded production from the San Martín mine to the end of 2006, is 31.7 million troy ounces of silver including some gold and lead from 3.9 million tonnes of ore. The operation consists of an underground silver mine and an 800-metric-tonne-per-day (tpd) capacity processing plant that produces doré and gravity concentrates for shipment to Met-Mex Peñoles (Met-Mex) smelter in Torreón, Coahuila, México. During 2006, El Pilón processed 261,834 tonnes of ore and shipped doré product that contained 1.6 million troy ounces of silver and 2,326 troy ounces of gold. El Pilón also shipped 253 tonnes of gravimetric concentrates to Met-Mex smelter that contained 93,979 troy ounces of silver, 264 troy ounces of gold, and 13,844 kilograms of lead.

### 2.2 *Purpose of the Technical Report*

Preparation of this Technical Report for FMS by PAH included a site visit to review the San Martín mining operation current status, including underground mine, processing plant facilities and present environmental and infrastructure conditions. PAH site visit also included a visit to El Pilón administrative and support office at Guadalajara city, where Mr. Abel Boyás Delgado, Controller provided all requested data on the Company's financial statements.

During the site visit to San Martín, PAH's personal had the opportunity to interview technical and operative personal for the mine, plant, laboratory, administration, and from other areas of responsibility within the operation. PAH greatly appreciates the support and cooperation provided by all El Pilón employees and administrators, including Ing. Arturo García Espinosa, Mine Manager of Operations, Ing. Rafael Romo Gaucin, Mine Chief Geologist, and Ing. Sergio Oliva, Plant Superintendent, Ing. Cristóbal Jiménez, Geologist, and many others.

The San Martín mining operation is protected by the mineral rights of 32 valid concessions that cover 9,226 hectares (22,799 acres). El Pilón also owns another 11 mining claims that total 5,213 hectares (12,881 acres) of mineral rights in different regions within the State of Jalisco, and 7 mining concessions that cover 3,718 hectares (9,187 acres) in the Quitaboca area within the state of Sinaloa; PAH did not review these other areas. PAH has not reviewed the legal status of the mineral concessions; however, in title opinion provided to FMS by the legal firm of Carlos Galván Pastoriza from Durango City, it is stated

that "all mining rights described in Schedule A (see list in Table 4-1) hereto have been validly issued and recorded properly in the Public Registry of Mining when required by law and are in full force and effect." This Technical Report was completed to meet the requirements of Canada National Instrument 43-101.

### 2.2.1 Sources of Information

Technical data on the San Martín mining operation was provided by El Pilón to PAH, including information, maps, and reports generated by its own personnel, as well as reports prepared on behalf of FMS. A list of reports and files is presented in Section 21.0, References.

In addition to the above indicated sources of information, PAH's own references included various Technical Reports (public information) on behalf of FMS, including Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México prepared for First Silver Reserve Inc. dated June 23, 2005 and published at SEDAR on July 5, 2005.

Previous studies by PAH in the San Martín mining district included geologic and exploration investigations of the Bolaños mine, which is located at about 20 kilometers to the North, within the same San Martín mining district.

## 2.3 *Site Visit*

The San Martín mine was visited from January 23 - 26, 2007, by PAH team members Leonel López and Richard Addison, as PAH representatives, as Independent Engineers and Qualified Persons for the purpose of auditing the reserves, observing the operation of the mine and process facilities, inspecting the condition of support facilities and infrastructure, and observing the general site environmental conditions.

PAH previously visited the San Martín mine to perform independent reserve audits and project updates in late 2001, February 1999, in February 1998, in early 1997, and in 1996 to prepare a valuation of El Pilón's operation prior to First Silver Reserve's acquisition of the company in early 1997, and on behalf of FSR during the period of May 16 – 19, 2005.

Personnel assigned for this study includes the following:

- Richard Addison, Metallurgical Engineer
- Leonel López, C.P.G., Project Manager and Principal Geologist
- Other PAH personnel as required

## 2.4 *Terms and Definitions*

- FMS refers to First Majestic Silver Corp.

- FSR refers to First Silver Reserve Inc. A wholly owned subsidiary of FMS since late 2006.
- INEGI refers to Instituto Nacional de Estadística, Geografía e Informática.
- Ing. refers to engineer, a University professional graduate.
- PAH refers to Pincock, Allen and Holt, Inc., a division of Runge, Inc.
- Peñoles or Met-Mex refers to Metalúrgica Mexicana Met-Mex Peñoles, S.A. de C.V.
- El Pilón refers to Minera El Pilón, S.A. de C.V., a Mexican corporation wholly-owned subsidiary of First Majestic Silver Corp.
- San Martín mine or San Martín operation refers to San Martín de Bolaños Silver Mine and mining operation, which includes underground mine, processing plant and ancillary installations, and operated by Minera El Pilón, S.A. de C.V.
- Zuloaga mine also refers to San Martín mine, which is developed on the Zuloaga vein.
- TSXV refers to Toronto Venture Exchange.
- RC refers to reverse circulation drilling
- COG refers to Cutoff Grade.
- g/t Ag refers to grams per metric tonne
- g/t Au refers to grams per metric tonne.
- Pb (%) refers to the grade of lead in percent.
- Zn (%) refers to the grade of zinc in percent.
- tpd refers to metric tonnes per day
- m refers to meter
- km refers to kilometers, 1,000 meters.
- mm refers to millimeters.
- asl refers to elevations above sea level.

- SEMARNAP refers to Secretaría del Medio Ambiente, Recursos Naturales y Pesca.
- CAN$ refers to Canadian currency.
- $ refers to US currency, and
- $ Pesos refers to Mexican currency.

## 2.5 *Units*

- Units in this report are metric unless otherwise noted.
- Tonnage figures are dry, metric tonnes, unless otherwise stated.
- Precious metal content is reported in grams per metric tonne (g/t) or grams (g), except where otherwise stated.
- Elevations reported as meters above mean sea level (asl).
- All coordinates used for location and elevations referenced on maps and text in this report are based on newly obtained Universal Transverse Mercator and have been referred to by project personnel as the Global UTM system, and they are based on the Map Datum NAD27-México.

## 3.0 RELIANCE ON OTHER EXPERTS

This Technical Report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm of Pincock, Allen & Holt (PAH), to report the results of a review performed on its San Martín de Bolaños mining operations. The mine is operated by FMS through its wholly-owned Mexican subsidiary, Minera El Pilón, S.A. de C.V.

The Technical Report is based on information available and provided to PAH at the time of the report, largely including data by El Pilón and public information, and to a lesser extent including information by third parties and generated by PAH. PAH believes that the information contained herein will be reliable under the conditions and subject to the limitations set forth herein. PAH does not guarantee the accuracy of third party information, including property and mineral rights legal title, as well as assessment works and permits required by Mexican Mining and Environmental Laws, for which PAH has only relied on previous public reports, opinions, verbal assessments and confirmations by El Pilón personnel and consultants who are experienced professionals. Some parts of this Technical Report have not been included to avoid duplication of information that has not been modified or changed from previous Technical Report prepared by PAH for First Silver Reserve Inc. regarding the same mining operation of San Martín de Bolaños dated June 23, 2005 and published at SEDAR on July 5, 2005.

# 4.0 PROPERTY DESCRIPTION AND LOCATION

## 4.1 *Property Description*

First Majestic Silver Corp. operates the San Martín Silver Mine that consists of a predominantly silver mine and processing plant through its wholly owned Mexican subsidiary Minera El Pilón, S.A. de C.V. (El Pilón), the project is located near the town of San Martín de Bolaños, in the State of Jalisco, México.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2006, over 3.9 million tones of silver ore have been extracted and processed, for sales of approximately 31.7 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main Zuloaga structure.

The San Martín ore is transported via a 13.5-kilometer dirt road from the mine installations to the processing plant from an elevation of 1,080-meter above-sea-level (asl), to about 850. The processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crow method, by adding zinc dust and smelting the resulting precipitates into doré bars for shipment to a smelter. A gravity separation circuit, consisting of two Falcon concentrators and one vibrating Wilffley table, have been added to the processing system to recuperate coarse grains of gold and silver and some sulfides that are not recovered in the cyanidation circuit.

Other installations include laboratory facilities, offices, dining room, and some housing for key employees.

In addition to the mineral rights covered by 31 mining concessions that include 7,840.5692 hectares (19,375 acres), El Pilón has purchased the surface rights for 1,295.81 hectares (3,202 acres) of land that include the mine and mine installations, part of the access roads, and surrounding areas. Additionally, El Pilón has acquired the surface rights of 159.52 hectares (394 acres) of land where the plant installations and camp are located.

El Pilón's corporate offices are located in the capital city of Guadalajara, State of Jalisco, where purchasing, legal and accounting administrative functions provide support to the mining operation.

## 4.2 *Location*

El Pilón's San Martín mine is located near the town of San Martín de Bolaños on the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martín operation is 150 kilometers by air or 250 kilometers by paved road north from Guadalajara city. Driving time is four to five hours and flying

time is about 45 minutes by charter plane. The town of San Martín de Bolaños has a population of about 3,000 and the mine is a major contributor to the economy of the town and area.

The plant is located southeast of the town at an elevation of 850 meters asl. The mine is 10 kilometers northwest of the town at elevations between 1,080 and 1,190 asl.

UTM coordinates at the central part of the San Martín mine area are as follows:

North – 2,375,500

East – 615,000

Figure 4-1 shows a general location map.

## 4.3 *Property Ownership*

Minera El Pilón is a wholly owned subsidiary of First Silver Reserve Inc. which was acquired in 2006 by First Majestic Silver Corp.; both are based in Vancouver, British Columbia. First Majestic Silver Corp. is now the parent company. El Pilón's corporate offices are located in Guadalajara, México. El Pilón operates the San Martín mine, an underground silver mine and ore processing facility near San Martín de Bolaños. Ore is being mined primarily from the Zuloaga Vein and from along the adjacent La Blanca vein. Exploration is on-going on these vein structures, on other sub-parallel and crossing veins that have been uncovered recently on the San Carlos level, as well as on the Rosario-Condesa vein system.

Figure 4-2 depicts El Pilón's San Martín general layout.

El Pilón holds 31 contiguous mining concessions in the San Martín mining district that cover mineral rights for 7840.5692 hectares. These include 31 mining concessions with exploitation rights. El Pilón also controls 5,131 hectares of mineral rights within 12 mining concessions located in other areas outside the San Martín district, but still in the State of Jalisco, and seven mining concessions within the State of Sinaloa at the Quitaboca project, which include 3,718 hectares option by El Pilón and an additional claim of 1,416 hectares staked by El Pilón. No current activity is reported by El Pilón in those other exploration areas. The process to acquire mineral rights from the Mining Department in México (Dirección General de Minas) is initiated by surveying the area of coverage. The applicant must present a location map of the area requested for mineral rights, which includes description of local prominent features and relative position with regards to other adjacent and nearby pre-existing claims. If the claimed area is free at the time of presenting the application, then a Mining Concession is granted for a 50-year term, which may be renewed for similar duration. The Dirección General de Minas issued new Regulations, by Presidential decree, regarding mining concessions in April 26, 2005 to be applied from January 1, 2006, whereby all the Exploration and Exploitation mining claims were transformed to a unique type of Mining Concession for a renewable duration of 50 years. Previous mining claims were automatically adjusted to a 50 year-term from the date of their registration in the Mining Public Registry. The El Pilón title records are maintained in


ESTADOS UNIDOS MEXICANOS
DURANGO
JALISCO
NAYARIT
ZACATECAS
AGUSCALIENTES
ZACATECAS
JIMULCO
HUEJUQUILLA
LA SOLEDAD
HUEJUCAR
SAN BARTOLO
STA. MARIA DE LOS ANGELES
COLOTLAN
JUANACATIC
VILLA GUERRERO
COCULITEN
TESORERO
TEMASTIAN
BOLAÑOS
CHIMALTITAN
SAN MARTIN DE BOLAÑOS
LOS TERREROS
SAN PEDRO ANALCO
TUITAN
ATEMANICA
LAS CONOCAS
22°30'
22°00'
21°30'
104°30'
104°
103°30'
103°00'
102°30'
LEYENDA
CARRETERA
RIO BOLAÑOS
SCALE
0
10
30
60
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minero El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
1.dwg

FIGURE 4-1
GENERAL LOCATION MAP


SAN MARTIN MINE
El Pilon Processing Plant
13000 N
2400000 N
12000 N
2399000 N
11000 N
2398000 N
10000 N
2397000 N
9000 N
2396000 N
8000 N
2395000 N
616000 E
617000 E
618000 E
619000 E
620000 E
621000 E
622000 E
623000 E
624000 E
ELEVACIONES
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
FIGURE 4-2
GENERAL LAYOUT - SAN MARTIN UNIT
Date of Issue
Feb/2007
Drawing Name
Fig4-2.dwg

Guadalajara, the state capital city of Jalisco, at the Mining Agency (Agencia de Minería), and at the Central Mining Registry in México City (Dirección General de Minas).

According to El Pilón's concession title dates, mineral rights are due for the earliest titled concessions in the year 2035 (Ampl. Patricia), and most other claims have expiration dates to the years 2050's; these however, may be renewed for another 50 years. PAH reviewed the legal opinion on the current legal status of the properties, which was issued by the legal firm of Carlos Galván Pastoriza from Durango City, where the concessions legal status is confirmed as in good legal standing.

Table 4-1 presents a list of El Pilón's mining concessions.

Other mining concessions within the San Martín district are currently owned by Grupo México, and their coverage is extended to the North, to the presently inactive Bolaños mine.

Figure 4-3 shows San Martín mining concessions map.

## 4.4 *Mineral Tenure*

According to El Pilón's personal and Mr. Carlos Galván Pastoriza's legal opinion, all mineral concessions are current in assessment work, property taxes and other obligations required by Mexican Mining and Environmental Laws and Regulations.

No royalties or any other encumbrances are due on El Pilón mining concessions.

El Pilón also reported that it owns two lots that cover 1,295.8163 hectares (3,202 acres) of surface land surrounding the mine, and owns another 159.520 hectares (394 acres) of surface land in five lots that include the plant site, camp and tailings areas.

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below-surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

At the San Martín and nearby areas there are no "ejidos;" most land is privately owned.

Provisions are included in the Mexican Mining Law to permit expropriation of surface rights for development of projects that are of general economic interest, including mining operations.

## 4.5 *Surface Land Ownership*

The surface rights to the San Martín mine are mostly owned by El Pilón, and only part of the access roads are in land of other private owners. El Pilón has negotiated surface rights agreements with some individual owners for parts of the road of access. An important consideration is the traditional use of land,

**TABLE 4-1**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine Plus Other Areas in Jalisco and Sinaloa States**
**Mineral Concessions**

| | Concession Name | Surface (Ha) | Title Number |
|---|---|---|---|
| | **San Martín Unit** | | |
| 1 | La Zuloaga | 9 | 178831 |
| 2 | La Mancha | 270 | 172212 |
| 3 | Polo | 88 | 178829 |
| 4 | San Judas | 140 | 179604 |
| 5 | Santitos | 69.4479 | 179605 |
| 6 | Zuloaga Dos | 168.8724 | 185281 |
| 7 | Pinalillo Dos | 79.7712 | 185284 |
| 8 | Zuloaga Tres | 220 | 185307 |
| 9 | Zuloaga Cuatro | 282.518 | 188862 |
| 10 | Zuloaga Cinco | 245.097 | 191989 |
| 11 | Zuloaga Seis | 425.268 | 188867 |
| 12 | Zuloaga Siete | 2,102.29 | 218104 |
| 13 | Pinalillo | 37.9645 | 181758 |
| 14 | La Esperanza | 12.5631 | 175485 |
| 15 | San Eduardo | 51.2962 | 206208 |
| 16 | Luis Tres | 1,091.92 | 218872 |
| 17 | Ampliación Verónica | 148.6571 | 218866 |
| 18 | Ampl.. San Martín de Porres | 17.2641 | 221206 |
| 19 | Ampl.. A San Eduardo | 71.0181 | 186428 |
| 20 | San Martín de Porres | 91.435 | 160810 |
| 21 | San Judas Tadeo | 94.8922 | 160811 |
| 22 | Ampl.. Patricia | 150 | 187325 |
| 23 | Santa Elena | 322.7636 | 216187 |
| 24 | Luis Dos | 459.0367 | 220312 |
| 25 | Los Cinco Metros | 0.1479 | 185282 |
| 26 | El Pilón Fracc. I | 4.2244 | 224219 |
| 27 | El Pilón Fracc. II | 187.1202 | 220480 |
| 28 | La Providencia | 100 | 221137 |
| 29 | La Condesa | 300 | 221189 |
| 30 | Luis Uno | 300 | 45/15746 |
| 31 | Luis Cuatro | 300 | 45/16075 |
| | **TOTAL AREA SAN MARTIN** | **7,840.57** | |
| | **Other Areas in Jalisco State** | | |
| 1 | Ampl. Purísima | 61 | 191309 |
| 2 | La Purísima | 81 | 191314 |
| 3 | San Juan | 96 | 217843 |
| 4 | Oconahua Fracc. I | 18 | 218943 |
| 5 | Oconahua Fracc. II | 12.6769 | 219015 |
| 6 | Tototlan del Oro | 3,091.00 | 225968 |
| 7 | Adriana | 287.761 | 222837 |
| 8 | Rodeo | 42.8043 | 224220 |
| 9 | Veta Ancha | 713.9276 | Exploration |
| 10 | La Bautista II | 14.5465 | Exploration |
| 11 | Nuevo Poder Oro | 17.8688 | 45/15892 |
| 12 | La Guerra | 694.4932 | 226676 |
| | **TOTAL OTHER AREAS JAL.** | **5,131.08** | |
| | **Areas in Sinaloa State** | | |
| 1 | San Pedro | | 210767 |
| 2 | San Rafael | | 222493 |
| 3 | Jesús María | | 205338 |
| 4 | Nuestra Señora del Cármen | | 208560 |
| 5 | San Rafael II | | 214243 |
| 6 | El Chapotal | | 210765 |
| 7 | Cuitaboca | | 222494 |
| 8 | Los Sapos | 1,416.0000 | 226832 |
| | **TOTAL AREA CUITABOCA** | **5,134.00** | |
| **42** | **TOTAL PILON HOLDINGS** | **18,105.65** | |



Ballenas
San Jose
Cangrejos
San Juan
Pinolen
Escondida
San Pablo
Rosario
11,500 E
16,000 N
SCALE
0
250
500
1000
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided Minero El Pilon S.A.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
FIGURE 4-3
MINING CONCESSIONS MAP
Date of Issue
Feb/2007
Drawing Name
Fig4-3.dwg

which in fact, recognizes that mining is the preferred use of the land in and around old mining workings, as well as current conditions for the proper use of the land. In fact, the right of way provisions allow for free access to mining claims despite land ownership. Topographic conditions at the San Martín mine area do not allow for proper development of other economic activities for the use of the land.

According to El Pilón, there is a good working relationship with people of the town of San Martín de Bolaños, since many of the inhabitants are necessarily employed in the exploration or mining operations. No labor or access problems have been reported by El Pilón within the area.

## 4.6 *Environmental and Permitting*

PAH is not aware of any environmental liabilities in the San Martín mining district; most of the area covered by El Pilón concessions is mining and prospective land for mineral exploration and mine development. Local topographic conditions are rough. El Pilón mine consists of underground workings, and relatively small waste dumps have been constructed near the mine portals. Mining operations throughout the District present only minor surface disturbances. Most of the mine operations are located within land holdings owned by El Pilón. The San Martín underground operation has been developed on the Zuloaga vein, which strike intersects the western slope of the Cerro Colorado hill, extracting selected ores, and only relatively small waste dumps have been formed during the long history of production. Currently El Pilón operates in part with Cut-and-Fill mining methods to avoid accumulation of large waste dumps on surface.

PAH's environmental and safety review consisted of discussions with site management. Personnel interviewed include Ings. Arturo García Espinosa, Mine Manager of Operations, and Ing. Rafael Romo Gaucin, Mine Chief Geologist and other plant personnel. PAH also observed the current site safety and environmental conditions to identify any potential liabilities that may have significant economic impacts. A brief review was made of file records provided us during the site visit. Other public references have reported full compliance by El Pilón in Mining and Environmental Regulations (Peter Megaw, May 2003). Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, El Pilón is in compliance with the safety and environmental laws and regulations.

PAH has received a copy of the permits and authorizations for the San Martín operation and believes that El Pilón is in compliance with applicable regulations and obtains permits as required. Environmental permits in the state of Jalisco are issued by the Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales, Unidad de Gestión Ambiental located in Guadalajara City. This Institution has recently renewed, on November 6, 2006 the Licencia Ambiental Unica No. 14/LU-117/11/06 on behalf of Minera El Pilón, S.A. de C.V. for operating the San Martín mine. The Licencia Ambiental Unica is issued for the duration of the operation, and is subject to compliance with existing regulations and some other requirements. Periodic site inspections by regulators are being performed by Mexican Official Inspectors to observe site safety and environmental conditions.

# 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## 5.1 *Topography and Accessibility*

The San Martín de Bolaños mine is located on the eastern slopes of the Sierra Madre Occidental, alongside the Bolaños River valley, in the northern portion of the State of Jalisco. It is located within the jurisdiction of the municipality of San Martín de Bolaños. The village of San Martín de Bolaños is located by the Bolaños River, at an elevation of 820 meters asl, while the San Martín processing plant is at about 850 meters and the mine portals at 1,080 to 1,600 meters. The Bolaños River has established a 10 to 15 km broad valley that runs north-south and presents abrupt escarpments of volcanic rocks on both sides. Figure 4-2 shows a topographic map of the area.

Access to the San Martín mine area is from Guadalajara city by a 250-km paved road, or by air in small aircraft to the San Martín de Bolaños airstrip located to the northwest of the village. Driving time from Guadalajara city to the mine is approximately four to five hours, and flying time is 45 minutes from the International Airport at Guadalajara city. Please refer to Figure 4-1 that shows a general location and access map of the area.

Access from the mine to the plant is by a 13.5-km road, built and maintained by El Pilón, which includes a concrete pad at the part that crosses the village, and is constantly irrigated to avoid dust generation.

## 5.2 *Climate and Physiography*

The San Martín mine is located at the coordinates 21°45' North latitude, and 103° 45' West longitude, by the Bolaños river valley. Climate in this area is, according to INEGI (Instituto Nacional de Geografía y Estadística de México) generally warm and semi-wet with rain in the summer season. It presents an average temperature of about 22°C, with the lowest monthly average (19.7°C) in February, and highest in May (30.5° C). Annual freezing temperatures in the region are recorded, mostly during the month of February, from 0 to 20 days, while hail occurs during the rainy season on less than five days per year. Yearly accumulated rainfall in San Martín de Bolaños is registered as 592.1 mm, most of which occurs during June through October. The highest rate of precipitation is recorded at 197.0 mm during the month of October.

The Bolaños River constitutes one of the most important water flows in the State; it forms the Bolaños Hydrological basin that covers approximately 5,100 sq. km. within three States, Aguascalientes, Jalisco, and Nayarit. The Bolaños River discharges its waters into the Santiago River to the south, which drains into the Pacific Ocean.

Climate and topographical conditions in the San Martín de Bolaños area may only support farming and cattle by the river valley; however, in the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hill slopes. Within the mine area, is a transition zone that

changes from the desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

## 5.3 *Local Resources and Infrastructure*

The town of San Martín de Bolaños constitutes the commercial center for the population living in the region around the San Martín de Bolaños mining district. San Martín de Bolaños offers retail, medical (including General and Seguro Social hospitals), educational (including Jr. and High School), and communications facilities; however, major facilities, including International Airport, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños holds 5,400 inhabitants according to INEGI's 2000 census data, in a range of 0-10 inhabitants per sq. km. The town includes approximately 3,000 people, with El Pilón probably being the largest employer. The town is connected to the national power grid (Comisión Federal de Electricidad - CFE), and it has standard telephone lines and satellite communications. Water for the town inhabitants' consumption is pumped from wells.

Most of the people living in nearby villages or other small congregations within the area, and mostly along the Bolaños river valley, depend on small scale farming, raising livestock, and growing fruit.

The San Martín mine is also connected to the CFE power grid through a substation located at about 20 km to the north, at the Bolaños mine. Mine and plant are connected to the national power grid. Water source for the processing plant is the Bolaños River, a permanent flow. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín are located on land owned by El Pilón.

The infrastructure on site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department operates from the extensive shops and warehouses located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. The effective cost of power including consumption and demand charges was U.S.$1.06 per ounce of silver produced during 2006. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks.

# 6.0 HISTORY

## 6.1 *Property History*

The San Martín de Bolaños mining district is located in the southern portion of the Bolaños District, which consists of a geologic setting (graben) that includes, 20 km to the north of San Martín, the old Bolaños mine. Most of the historical mining production from the area was extracted since colonial times, from the Bolaños mine, which was developed by Kennecott, Cyprus and other operators, into a 1,500 tpd underground mining and processing operation in recent times (1980s). At the San Martín area, past mining developments included underground workings and partial discoveries of the Zuloaga, Blanca, Condesa, and Rosario veins, with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda among other smaller mine developments. Reportedly over 36 million ounces of silver were extracted from the mid-XIX to early XX centuries from the Bolaños District.

## 6.2 *El Pilón Exploration Programs*

El Pilón has traditionally implemented exploration programs based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein's strike and dip into the mountain range. However, in recent years, and particularly since the year 2002 when the prices of the precious metals have improved, El Pilón has carried out a more aggressive program of exploration based on diamond drilling, both from underground and surface access.

To this date, December 2006, El Pilón has drilled a total of 453 diamond drill holes with a total depth of 44,484 meters, at an average depth per hole of about 98.2 meters; however, most of the drill core has not been kept after logging and sampling.

FMS's staff prepares yearly reports of the San Martín mine silver ore reserves; these have been reviewed by PAH since 1996 to 2001, and in 2005. PAH's reviews of the El Pilón reserve estimates, including past audits as well as this last visit of January 2007, have concluded that these were prepared in a reasonable manner, and in conformance to acceptable engineering standards for reporting of reserves, and meet the standards for classification of reserves established by Canadian National Instrument 43-101, and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. Table 6-1 shows San Martín reserve history.

For 2006, under new ownership El Pilón designed an aggressive program of exploration based on direct underground exploration/development and diamond drilling at an estimated cost of over $2,000,000; the program is an on-going effort, and included approximately 7,000 meters of diamond drilling, 800 meters of crosscuts and about 300 meters of drifting along the Zuloaga vein. As a consequence, the results are advancing resources to reserves and opening other areas for further exploration and development, such as the N-S veins that intersect the Zuloaga vein at the Rebaje 40 Oriente, at the Nivel Cangrejo, and at

the Section 6195 at the San Carlos level, where sampling and development works have shown high grade silver mineralization. Recently, El Pilón has hired new geological staff, including three active and experienced geologists with full support from Management, to carry out and supervise the exploration efforts.

**TABLE 6-1**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**PROVEN AND PROBABLE RESERVES**

| Year | Silver Ore | Average Grade |
|---|---|---|
| | Metric Tonnes | Rec. Silver/MT |
| 1,994 | 790,889 | 396 |
| 1,995 | 1,020,044 | 361 |
| 1,996 | 1,271,495 | 355 |
| 1,997 | 1,421,578 | 358 |
| 1,998 | 1,322,437 | 336 |
| 1,999 | 811,695 | 346 |
| 2,000 | 1,350,615 | 343 |
| 2,001 | 634,555 | 421 |
| 2,002 | 614,419 | 384 |
| 2,003 | 397,403 | 305 |
| 2,004 | 676,000 | 273 |
| 2,005 | 619,480 | 277 |
| 2,006 | 414,879 | 302 |
| 2,007 | 492,022 | 314 |

(*) Minera El Pilón data. PAH Feb 12, 2007

## 6.3 *San Martín Silver Production*

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. by reverse takeover, acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín mine. In April 3, 2006 First Majestic Resources Corp. entered into an irrevocable share purchase agreement to acquire majority shares of First Silver Reserve Inc. and subsequently a business combination was arranged and approved on September 14, 2006. Upon acquisition of First Silver Reserve Inc. by First Majestic Resource Corp. the name was changed to First Majestic Silver Corp. To December 2006, El Pilón has recorded a production of 31.7 million ounces of silver from 3.9 million tonnes of ore.

Table 6-2 presents the San Martín de Bolaños historical silver production by Minera El Pilón, S.A. de C.V.

**TABLE 6-2**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine** **February 28, 2007**
**HISTORICAL SILVER PRODUCTION**

| Year | Silver Ore | Silver Ounces Sold | Average Grade Rec. Silver oz/Tonne |
|---|---|---|---|
| | Metric Tonnes | | |
| 1,984 | 110,468 | 566,726 | 5.13 |
| 1,985 | 104,707 | 517,265 | 4.94 |
| 1,986 | 108,837 | 579,022 | 5.32 |
| 1,987 | 106,958 | 412,844 | 3.86 |
| 1,988 | 105,419 | 244,554 | 2.32 |
| 1,989 | 88,987 | 206,304 | 2.32 |
| 1,990 | 99,947 | 484,704 | 4.85 |
| 1,991 | 89,816 | 669,121 | 7.45 |
| 1,992 | 72,105 | 563,868 | 7.82 |
| 1,993 | 71,777 | 548,337 | 7.64 |
| 1,994 | 77,313 | 812,650 | 10.51 |
| 1,995 | 135,690 | 1,684,508 | 12.41 |
| 1,996 | 171,099 | 2,148,719 | 12.56 |
| 1,997 | 206,770 | 2,258,759 | 10.92 |
| 1,998 | 257,924 | 2,337,123 | 9.06 |
| 1,999 | 273,791 | 2,288,608 | 8.36 |
| 2,000 | 262,768 | 2,315,143 | 8.81 |
| 2,001 | 260,660 | 2,393,186 | 9.18 |
| 2,002 | 258,219 | 2,399,494 | 9.29 |
| 2,003 | 234,539 | 2,291,955 | 9.77 |
| 2,004 | 266,592 | 2,312,745 | 8.68 |
| 2,005 | 249,239 | 1,957,645 | 7.85 |
| 2,006 | 261,834 | 1,688,564 | 6.45 |
| **TOTAL** | **3,875,459** | **31,681,844** | **8.17** |

(*) From 2004 Silver ounces equivalent, including gold.

# 7.0 GEOLOGICAL SETTING

This section describes the geology for First Majestic's San Martín mine, based on reports provided by El Pilón, previous Technical Reports and observations made during site visits. A discussion of the regional and deposit geology has been previously published in a report entitled "Geology, Tectonic Environment and Structural Controls in the San Martín de Bolaños District, Jalisco, Mexico" by F. R. Scheubel, et. al., published in Economic Geology, Vol. 83, 1988, p. 1703-1720.

A Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México was prepared by PAH for First Silver Reserve Inc., dated June 23, 2005 as project PAH-9161.01 and was published in the SEDAR site in July 5, 2005. This Report contains descriptions of the San Martín mine Geological Setting, including District Regional Geology, Bolaños Regional Stratigraphy, Bolaños Regional Structure, and the San Martín deposit Geology, which have not changed since publication of the Technical Report; therefore, PAH does not consider it necessary to repeat these sections. Only the San Martín geologic map is included as illustration.

## 7.1 *Bolaños Mining District Regional Geology*

Please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.

## 7.2 *Bolaños Regional Stratigraphy*

Please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.

## 7.3 *Bolaños Regional Structure*

Please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.

## 7.4 *San Martín Deposit Geology*

Please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.



Tsm
Tzs
Taf
Falla La Guacamaya
Qal
Trb
Cerro Colorado
LEYENDA
Qal - Coluvión
Tsm - Toba San Martin
Taf - Flujo Alacrán
Trb - Domo Riolítico El Banco
Tat - Toba Alacrán
Tzs - Serie bimodal Zuloaga
Tga - Andesita Guásima
Falla
Veta Mineralizada
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
Fig7-1.dwg


FIGURE 7-1
SAN MARTIN DE BOLANOS - GEOLOGIC MAP

## 8.0 DEPOSIT TYPES

For a more detailed description of this Report's section please refer to Technical Report dated June 23, 2005, published in SEDAR on July 5, 2005.

Most of the ore extracted from San Martín's Zuloaga vein includes oxidized mineralization with native silver, secondary acanthite and chlorargyrite; however, at the deepest levels, such as San Juan and San Carlos, some primary sulfides occur associated within the transition zone, such as galena, sphalerite and pyrite. No typical mineral zoning has been defined at the San Martín mine due to the structural complexity of the area. Gold is present in minor amounts in the upper parts of the mine and shows poor correlation with silver, with typical ratios that range from 1:300 to 1:800, averaging about 1:600.

## 9.0 MINERALIZATION

Mineralization at the San Martín mining area is exposed in three main structural systems that include sup-parallel veins and faults. Mineralization at San Martín is enclosed by the rhyolites of the formation Zuloaga, with projected base to the top of the andesites of the Guásima formation; meanwhile, the high grade concentrations of silver mineralization encountered at the Bolaños mine is capped by the base of the Guásima formation. This may indicate that there is a high possibility to uncover important mineral concentrations under the Guásima formation at San Martín.

Descriptions of the San Martín mineralized structures are taken from the Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México was prepared by PAH for First Silver Reserve Inc., dated June 23, 2005 as project PAH-9161.01 and published in the SEDAR site in July 5, 2005.

### 9.1 *Zuloaga System (EW)*

The Zuloaga system includes the La Huichola, La Mancha and El Melón veins. These mineralized structures are oriented mostly EW (from N60ºE to EW), although the La Mancha tends to joint the Zuloaga vein at their western extension. These mineralized structures present recognized outcroppings of 2.5 to 4.0 km, excepting the El Melón which only appears to be mineralized in the fault's NE extension (500 m). Some blind veins may be associated to these structures, as is the case of the La Blanca vein which splits off the Zuloaga's hangingwall in underground workings, and the parallel vein to hangingwall off Zuloaga at the Rebaje 40 Oriente. This system is the most important in San Martín due to its development along the Zuloaga vein, and it offers important future potential for exploration in the other veins within the system, as well as to depth.

### 9.2 *Rosario – Condesa System (NS)*

This system consists of NS-trending faults and mineralized structures. It has been partially developed along the Rosario, Condesa and Hedionda veins. Mineralization generally occurs in these structures for about 1,000 m, although the fault zones extend to over 4,000 m in the Rosario-Condesa vein (the SE extension of the structure where the two veins form one structure). Other semi parallel structures within this system include Plomosa and a series of faults in the central and eastern parts of the mine area. Some other NS blind veins have been uncovered in the Zuloaga underground workings, such as the vein at Sección 6195 at San Carlos level, and the vein at Crucero 6231 also at the San Carlos level. These NS structures appear to be narrow veins with high-grade silver mineralization. Some of the most important faults within the mining district are oriented NS.

### 9.3 *Plomosa System (NW)*

The Plomosa system consists of NW-trending fault zones and veins. Generally this system shows lower intensity of mineralization with only partial exposure in the Plomosa structure. The SE extension of the

Rosario-Condesa occurs parallel to this system, as well as numerous unnamed faults located in the north zone of the mine area.

The surface geologic map appears to indicate a structural window at the San Martín mining area, by showing older rocks of the Toba Alacrán as being pushed up by the Porphyry Rhyolite stock. Strong fracturing, alteration and disseminated mineralization are associated with the Porphyry Rhyolitic stock that occurs in the central portion of the San Martín mining area. This stock has also been identified in the underground workings, by the Section 6405 in the San Carlos level, where it occurs as a mineralized breccia with disseminated sulfides, pyrite, galena and sphalerite, as well as strong propylitic alteration. NS vein structures associated to this stock have shown high grade silver mineralization (350 to 400 grams) in considerable vein widths or brecciated zones. This area is known at the mine as Plutonic Breccia.

Silver occurs in the veins primarily as argentite and was deposited after the base metals. Native silver and possibly chlorargyrite occurs below the surface outcrops and in the upper workings, a product of surficial oxidation of the sulfide mineralization. Gold is only present in minor amounts and shows no correlation with silver, suggesting different mineralizing events. Silver to gold ratios typically range from 300:1 to 800:1 and average about 650:1 for recent production.

Alteration consists predominantly of limited silicification around and next to the veins, with argillic or kaolinization alteration in the surrounding area and a propyllitic halo that extends up to 400 meters from the mineralized zones (Scheubel and others, 1988). X-ray and petrographic investigations (Albison, 2002) concluded that the propyllitic alteration is composed of chlorite-epidote-adularia-calcite with an increase in iron-rich chlorite to the west and depth. It was also concluded that the argillic alteration along vein segments containing high-grade mineralization is dominated by Illite-smectite, and to a lesser degree, kaolinite clays.

El Pilón has commissioned several fluid inclusion studies that show a typical epithermal range of temperatures for the ore formation, from 200°C to 300°C, with 1-10 weight percent NaCl equivalent.

Table 9-1 presents a summary of the known extent of the various veins and faults in the San Martín mine area.

**TABLE 9-1**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**General Veins and Faults Systems**

| System | Veins and Faults | Estimated Extension |
|---|---|---|
| *Zuloaga* (EW) | Zuloaga (*) | 3,500 m; w-0.1 to 10.0 m; depth-+400 m |
| | La Mancha | 4,000 m |
| | El Melón (Three veins) | (500 m) – 3,000 m; w-1.-0 to 2.0 m each. |
| | La Huichola | 2,500 m |
| | La Blanca (Blind vein) | Unknown |
| | Other Blind veins | Unknown |
| Rosario – Condesa (NS) | Condesa | 1,000 m; w-1.5 to 2.0 m |
| | Rosario | 1,000 m; w – 1.5 to 2.0 m |
| | Hedionda | 1,000 m; w – 1.0 to 2.0 m |
| | Two Faults in central zone (South of Zuloaga) | 1,000 m each |
| | NS vein off Zuloaga (Blind vein) Rebaje 40 Oriente | Unknown |
| | NS Rebaje 6231 San Carlos (Blind vein) | Unknown |
| | Section 6195 San Carlos (Blind vein) | Unknown |
| | Faults to the East of mine area | 1,000 to 2,000 m |
| | East limiting faults | 5,000 to 7,000 m |
| *Plomosa* (NW) | Plomosa | (1,000 m) – 2,000 m; w – 1.0 to 2.0 m |
| | Rosario-Condesa | 3,000 m; w – 1.5 to 2.0 m |
| | North and East zones of mine area | 1,000 to 2,000 m |

(*) The Zuloaga vein has been developed to a depth of approximately 400 meter and it remains open to depth and along strike. All other known veins are undeveloped to depth and strike.

## 10.0 EXPLORATION

Nearly 69 million ounces of silver have been recorded as being extracted from the Bolaños Mining District until 2006. To the mid 1980s, most of the mining activities within the district took place at the Bolaños mine. Partial and limited mining works were developed at the San Martín mine, and the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins occur within the San Martín area which appear to represent similar structural and mineral characteristics as those of the Zuloaga vein.

The San Martín exploration targets were described in Technical Report of June 23, 2005 that was published in SEDAR on July 5, 2005 on behalf of First Silver Reserve. They remain the same as of 2007 and are copied below.

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be very promising. Ore bodies in the mine are typically indicated at depth beneath zones of alteration on the surface expression of the Zuloaga Vein. The vein has been mapped (Luis Motilla, 1998) on the surface along the outcroppings for about 2 kilometers to the west of the present workings and several altered zones have been identified. These surface alteration zones have been correlated to indicate ore concentrations in the present mine workings.

X-ray and petrographic studies (Albinson, 2002) developed on alteration zones associated with the mineralization, have identified, and confirm, the geologic evidences for interpretation of mineral concentrations along the veins. Propylitic alteration with argillaceous, kaolinitic and limited silicification appears to indicate high-grade concentrations, as evidenced by a probable correlation with the deposit's temperature of deposition; however, consideration must be made regarding the effects that the local structural conditions may have imposed on the original mineral deposit. It is evident that the structural conditions at Zuloaga have caused deep oxidation and originated the concentrations of native silver and oxides accessible to the actual underground workings. It appears that at some deeper parts of the mine, such as at the San Carlos level, the transition zone of oxides/sulfides may have been reached, but this stratigraphic level may vary according to local structural conditions.

El Pilón has been developing an aggressive exploration program based on economics, direct exploration development and diamond drilling by in-house operators and with contractors for deep drilling. During the period from 2005 to 2006 El Pilón has completed 74 drill holes with a total depth of 8,064 meters including underground and surface drilling. For the year 2007 El Pilón has scheduled to drill 13 holes from surface with a depth of 4,600 meters in addition to 29 drill holes from underground with a projected depth of 2,000 meters. The exploration program includes investigation of the Rosario vein, deeper zones into the Gúasima Formation, vetas Condesa and Plomosa, and the La Mancha vein from surface, and upper parts of the Escondida area and deeper zones of the Zuloaga vein from underground access.

Direct exploration development is integrated into the mine preparation programs and in vein deposits this has proven to be the most effective method of exploration. For the year 2006, El Pilón's program of underground development included about 3,680 meters for exploration and drill site access preparation.

Favorable current prices of the precious metals has allowed El Pilón to schedule an aggressive 2007 drilling program for both, underground and surface drilling. It includes 42 drill holes with a total programmed depth of 6,600 meters at an estimated cost of $0.70 million.

The drilling program is based on underground drilling with El Pilón's own equipment, which includes a Diamec 232 electric drilling machine, a Longyear 34, and a CP 55. This equipment is utilized for drilling shallow to medium depths, while the contracted equipment is only used for deep and surface drilling.

The drilling program has identified three main target zones along the Zuloaga vein in the San Martín mine. These 42 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in about 1.0 million tones of additional reserves for the mine, according to El Pilón's Geology Department estimates.

Figure 10-1 shows a long term exploration program along the Zuloaga vein.

Target zones that may result in considerable bulk mineral concentrations are numerous in San Martín, and care must be taken to prioritize the exploration objectives. Some of these zones remain to be investigated from previous programs and are the following:

- Area under the Guásima formation. This stratigraphic area has resulted in large, high-grade mineral concentrations at Bolaños mine. San Martín and Bolaños mines are located in the same mining district. The exploration block I Zuloaga includes deep drilling to this area.

- Banco area. Several mineral structures may be intersecting at this zone, such as Zuloaga, La Mancha, Rosario, Condesa and Hedionda. Exploration block III Los Bancos 7500 includes drilling for this area.

- Breccia zone. This area represented by the Porphyry Rhyolite stock in the central portion of the mine area, and localized at the San Carlos level, may indicate one of the mineralizing channels and probable sources of the sulfide concentrations. This area is investigated by drilling in exploration block I Zuloaga.

- Other veins of the Zuloaga system may present mineral occurrences similar to the Zuloaga vein concentrations, such as the La Mancha and La Huichola veins.

- The Rosario-Condesa access and haulage adit is being driven alongside the Rosario-Condesa fault, allowing an excellent opportunity for exploration along this zone; it has advanced to reach the Zuloaga Ballenas level; however, a caved in zone (approximately 150 meters) has not allowed access to this communication.

The Cerro Colorado exploration target occurs to the east of the Zuluaga mine development and consists of the eastern extension of the Zuloaga Vein where it has been offset and down-dropped by one of the north-trending Bolaños graben faults. Drifting and drilling are planned to test this encouraging target area. The La Blanca Vein is a near-vertical split off of the Zuloaga Vein that cuts upward through the


BLOQUE ARROYO ROSARIO 7000
VIII
BLOQUE PINALILLO 1500
VII
BLOQUE LA ESCONDIDA
Clorita
IV
BLOQUE TRIANGULO DE LAS BERMUDAS
VI
BLOQUE LOS BANCOS 7500
III
BLOQUE ARROYO ROSARIO 7000
II
I
BLOQUE ZULOAGA
Clorita
ZULOAGA-LA BLANCA
INTERSECCION ZULOAGA-LA BLANCA
BLOQUE BALLENAS
V
PROGRAMA DE EXPLORACION
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
Fig10-1.dwg
FIGURE 10-1
LONG TERM EXPLORATION PROGRAM

Zuloaga hanging wall. The La Blanca Vein is typically irregular and narrow, but were mineralized has higher silver and zinc grades. Sulfides occur as dissemination and clots in the breccia matrix, and locally as massive sulfide lenses. Sulfides consist of galena and sphalerite, with lesser pyrite. Calcite is the predominant gangue mineral.

- Two additional veins, the Condesa and Rosario, occur to the southwest and have northwest trends. No production has come from these veins in recent years. The Condesa mine is located on the south side of the Las Peñitas arroyo at an elevation of 1,450 meters. Access is obtained from the town of San Martín via an 11.4-kilometer gravel road. The Condesa structure strikes N 40 W and dips 81 SW. The Condesa workings show mineralization over 150 meters along strike, with mineralization ranging from 1.5 to 2.0 meters in width and occurring in a quartz-cemented andesitic breccia. The Rosario mine is located within the Santa Rosa arroyo at an elevation of 1,600 meters. The Rosario mine is 11.7 kilometers from the town of San Martín on the same gravel road leading to the Condesa mine. Documented production figures for the Condesa mine, as well as the others in the area, are either not available or incomplete. These vein trends intersect the Zuloaga Vein in an area below mineralized surface outcrops of the vein and represent an encouraging exploration target.

Figure 10-2 shows drilling locations for the 2007 exploration program from the underground workings, including planned drifting.

Figure 10-3 shows drilling exploration targets from surface, including the area to be investigated by geophysical methods.


Pinolea
La Escondida
LEGEND
Drillholes (CP-65)
Drillholes (Diamec-232)
Exploration Drifting
SCALE METERS
Prepared by
pincock, allen & holt
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
FIGURE 10-2
DRILLING PROGRAM - FIRST SEMESTER 2007
FROM UNDERGROUND MINE
Date of Issue
Feb/2007
Drawing Name
Fig10-2.dwg


14000 E
15000 E
16000 E
17000 E
18000 E
19000 E
12000 N
11000 N
10000 N
9000 N
Geophysical Studies Area
FALLA BALLENAS
FALLA REGIONAL
FALLA CABRERA
SCALE
0 10 20 30 40 50
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided Minero El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
-3.dwg

FIGURE 10-3
DRILLING PROGRAM - FIRST SEMESTER 2007
FROM SURFACE

## 11.0 DRILLING

El Pilón's drilling program for the year 2005 to 2006 included 74 drill holes with a total depth of 8,064 meters of core, in addition to about 3,680 meters of underground development for drill sites and access preparations. Estimated cost for this program was $1.50 million.

Table 11-1 shows El Pilón's 2006 Exploration Program.

**TABLE 11-1**
**FIRST MAJESTIC SILVER CORP.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**2006 Drilling Program**

| 2006 | Minera El Pilón Equipment | | | Contractor | | Total per Month |
|---|---|---|---|---|---|---|
| | Drilling Equipment | | | | | |
| | DIAMEC-232 | CP-65 | LY -38 | LY - 44 | LY - 38 | |
| January | 70.10 | 154.85 | | | | 224.95 |
| February | 48.20 | 129.45 | | 95.00 | | 272.65 |
| March | 131.75 | 157.80 | | 605.35 | | 894.90 |
| April | 97.00 | 253.00 | | 370.60 | | 720.60 |
| May | 50.50 | 72.80 | 71.40 | 504.75 | | 699.45 |
| June | 107.98 | | 71.40 | | | 179.38 |
| July | 9.70 | | 31.40 | | | 41.10 |
| August | 85.30 | | 134.40 | 228.20 | | 447.90 |
| September | 128.40 | | 80.80 | 325.50 | 232.05 | 766.75 |
| October | 80.90 | | 129.70 | | | 210.60 |
| November | 76.95 | 144.75 | | 444.65 | 230.20 | 896.55 |
| December | 167.00 | 121.90 | | 213.75 | 101.60 | 604.25 |
| **TOTAL YEAR** | **1,053.78 MTS** | **1,034.55 MTS** | **519.10 MTS** | **2,787.80 MTS** | **563.85 MTS** | **5,959.08** |

| | | |
|---|---|---|
| **Minera El Pilón** | | **2,607.43 MTS** |
| **Contractors** | | **3,351.65 MTS** |
| | **Total** | **5,959.08 MTS** |

El Pilón has scheduled 42 drill holes for the year 2007, including 29 core holes from underground workings and 13 core holes to be drilled from surface to investigate deep targets. Total estimated cost is about $0.70 million. If this program is successful in proving economic mineralization within the target areas, it may result in about 1.0 million tones of additional resources for the mine.

Drilling at San Martín is carried out with Company owned equipment. This includes electric powered drilling machines for underground operations, such as a Diamec 232, a CP 55, and a LY 38. Long Year 38 and 44 are utilized to core drill from surface access. El Pilón's program for deep drilling is scheduled to be assigned to an independent contractor.

Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. El Pilón's Geology staff reports core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally BQ (36 mm) for underground drill holes and NQ diameter for surface drilling. The core is logged by the Geology staff and sampled, including all of the core.

Table 11-2 shows a 2005 to 2006 complementary list of the drill holes developed by El Pilón at the San Martín mine throughout the life of the operation.

Most of the exploration activity at San Martín was based on direct underground development, particularly during the earlier stages of the operation. In recent years this has been complemented with diamond drilling. The total length of the underground development has not been estimated, however, drifting along the Zuloaga vein as shown on the longitudinal section may add to more than 40 to 60 kilometers, including crosscuts, interconnecting ramps and stopes areas. All this work adds up to a recorded production of 31.7 million ounces of silver to December 2006.

**TABLE 11-2**
**FIRST MAJESTIC SILVER CORP.**
**Minera El Pilón, S.A. de C.V.**
**San Martin Mine**
**List of Drill Holes at San Martin Mine Program 2005 - 2006.**

| | Long Year 34 Equipment | | | | | | |
|---|---|---|---|---|---|---|---|
| | DIAMEC 232 | | | | | | |
| | CP 65 | | | | | | |
| **Drillhole No.** | **Northing** | **Easting** | **Elevation** | **Strike** | **Dip** | **Depth** | **Target zone** |
| Z-388 | 14,874.280 | 11,282.650 | 1,368.750 | NE 87º 12' 30" | 34º 44' 04" (-) | 132.85 | Nivel San Carlos, |
| Z-389 | 14,670.700 | 11,253.566 | 1,364.535 | NW 21º 49' 23" | 07º 33' 45" (+) | 39.00 | Niv. San Carlos, |
| Z-390 | 14,874.081 | 11,282.521 | 1,368.770 | SE 63º 26' 05" | 58º 57' 49" (-) | 128.50 | |
| Z-391 | 14,264.310 | 11,111.230 | 1,567.660 | NE 09º 19' 48" | 43º 31' 28" (-) | 28.35 | |
| Z-392 | 14,673.250 | 11,339.130 | 1,346.470 | SE 10º 27' 18" | 44º 35' 22" (-) | 127.20 | Nivel San Carlos, |
| Z-393 | 14,268.060 | 11,107.700 | 1,567.100 | NE 53º 50' 56" | 43º 54' 58" (-) | 43.30 | Nivel Ballenas, |
| Z-394 | 14,673.230 | 11,339.380 | 1,346.120 | SE 08º 14' 57" | 64º 00' 00" (-) | 181.50 | Nivel San Carlos, |
| Z-395 | 13,977.741 | 11,246.474 | 1,333.372 | SE 19º 21' 32" | 3º 00' 00" (+) | 37.80 | Nivel San Carlos, |
| Z-396 | 13,978.065 | 11,250.140 | 1,333.323 | NE 45º 49' 47" | 1º 00' 00" (-) | 35.15 | Nivel San Carlos, |
| Z-397 | 14,682.530 | 11,291.137 | 1,345.930 | SW 17º 05' 12" | 49º 00' 00" (-) | 70.00 | Nivel San Carlos, |
| Z-398 | 14,673.623 | 11,339.272 | 1,346.169 | SE 28º 38' 58" | 46º 00' 00" (-) | 136.50 | Nivel San Carlos, |
| Z-399 | 13,928.880 | 11,234.960 | 1,337.400 | NW 31º 03' 21" | 31º 00' 00" (+) | 60.55 | Nivel San Carlos, |
| Z-400 | 14,672.550 | 11,338.480 | 1,346.160 | SW 15º 51' 55" | 45º 00' 00" (-) | 127.65 | Nivel San Carlos, |
| Z-401 | 14,682.658 | 11,290.894 | 1,346.533 | SW 05º 42' 26" | 15º 00' 00" (-) | 45.90 | Nivel San Carlos, |
| Z-402 | 13,567.667 | 11,135.330 | 1,553.090 | NW 05º 26' 44" | 21º 00' 00" (+) | 16.91 | Nivel San Pablo, |
| Z-403 | 14,672.350 | 11,337.713 | 1,346.198 | SW 15º 56' 18" | 30º 51' 00" (-) | 130.35 | Nivel San Carlos, |
| Z-404 | 13,568.594 | 11,129.949 | 1,552.643 | NE 78º 11' 43" | 15º 00' 00" (+) | 20.80 | Xo. 7550, Rpa. 7436 Reb. 7450 |
| Z-405 | 13,937.499 | 11,213.426 | 1,340.265 | NW 03º 17' 39" | 13º 00' 00" (+) | 84.25 | Nivel San Carlos |
| Z-406 | 15,995.893 | 11,343.543 | 1,472.704 | NW 25º 32' 10" | 06º 50' 00" (+) | 147.00 | Nivel Cangrejos, |
| Z-407 | 13,714.740 | 11,150.087 | 1,572.730 | SE 63º 06' 54" | 22º 55' 46" (+) | 26.72 | Nivel Ballenas, |
| Z-408 | 15,991.487 | 11,341.507 | 1,473.443 | NW 71º 09' 15" | 00º 21' 15" (+) | 169.55 | Nivel Cangrejos, |
| Z-409 | 14,889.817 | 11,152.516 | 1,614.988 | NW 66º 06' 11" | 01º 30' 00" (+) | 107.15 | Nivel San José, |
| Z-410 | 13,862.774 | 11,238.525 | 1,351.330 | NE 09º 10' 0.14" | 03º 13' 00" (+) | 70.00 | Nivel San Carlos, |
| Z-411 | 14,889.229 | 11,157.235 | 1,614.180 | NW 45º 51' 47" | 04º 39' 06" (-) | 136.10 | Nivel San José, |
| Z-412 | 14,782.601 | 11,209.798 | 1,510.917 | NW 74º 57' 56" | 01º 52' 16" (+) | 106.25 | Nivel San José, |
| Z-413 | 14,860.916 | 11,347.365 | 1,368.652 | SE 24º 05' 26" | 39º 21' 42" (-) | 180.25 | , Cortar Veta 6195 y Zuluaga |
| Z-414 | 15,808.785 | 11,355.767 | 1,492.005 | NW 28º 41' 11" | 00º 16' 44.53" (+ | 41.50 | |
| Z-415 | 13,860.384 | 11,238.049 | 1,350.786 | NW 38º 22' 58" | 09º 22' 48" (+) | 55.90 | Nivel San Carlos, |
| Z-416 | 14,979.536 | 11,254.903 | 1,415.324 | NW 58º 47' 47" | 15º 48' 56" (+) | 61.65 | |
| Z-417 | 14,787.989 | 11,209.322 | 1,510.959 | SE 84º 09' 8.13" | 01º 56' 44" (-) | 180.80 | |
| Z-418 | 14,861.160 | 11,346.750 | 1,368.790 | SW 01º 28' 00" | 64º 31' 00" (-) | 242.60 | Nivel San Carlos, |
| Z-419 | 14,979.029 | 11,240.029 | 1,414.507 | SW 89º 58' 19" | 32º 20' 12" (-) | 52.40 | Nivel San Juan, Cortar Veta Fte. 6167 |
| Z-420 | 14,866.187 | 11,349.310 | 1,368.958 | SW 71º 33' 54" | 45º 40' 16" (-) | 277.90 | |
| Z-421 | 15,044.700 | 11,247.614 | 1,509.048 | SW 80º 33' 42" | 00º 28' 38" (+) | 159.60 | Nivel Cangrejos, |
| Z-422 | 14,856.367 | 11,350.680 | 1,358.710 | SW 44º 25' 08" | 50º 22' 00" (-) | 229.00 | |
| Z-423 | 14,979.560 | 11,239.960 | 1,414.491 | SW 70º 26' 18" | 32º 31' 29" (-) | 48.00 | |
| Z-424 | 14,979.344 | 11,240.422 | 1,414.913 | NW 31º 06' 19" | 02º 14' 00" (+) | 46.00 | |
| Z-425 | 14,916.478 | 11,422.719 | 1,369.570 | SW 74º 41' 24" | 78º 41' 00" (-) | 606.00 | |
| Z-426 | 15,444.035 | 11,248.021 | 1,509.003 | NW 82º 49' 08" | 01º 06' 00" (-) | 121.80 | |
| Z-427 | 13,641.473 | 11,080.242 | 1,612.567 | NE 16º 50' 09" | 29º 32' 00" (+) | 50.50 | Nivel Ballenas, |
| Z-428 | 15,585.889 | 11,132.604 | 1,625.654 | NE 44º 31' 33" | 13º 25' 00" (+) | 71.40 | Nivel SJO, Cortar Veta Zulunga arriba R-670 |
| Z-429 | 13,915.435 | 11,219.377 | 1,339.901 | NW 08º 38' 52" | 30º 20' 12" (-) | 73.50 | Nivel San Carlos, R-7190 (Xo. 7220) |
| Z-430 | 15,583.352 | 11,133.502 | 1,625.575 | NW 21º 42' 50" | 05º 38' 00" (+) | 34.48 | Nivel San Jose |
| Z-431 | Not Drilled | | | | | | |
| Z-432 | Not Drilled | | | | | | |
| Z-433 | 13,902.362 | 11,288.296 | 1,335.415 | SW 46º 41' 34" | 42º 51' 48" (-) | 49.90 | |
| Z-434 | 15,235.230 | 11,226.590 | 1,411.460 | NE 16º 00' 00" | Horizontal | 25.00 | Nivel SJN, Veta La Blanca |
| Z-435 | 14,998.500 | 11,191.660 | 1,447.920 | NW 41º 42' 00" | 13º 14' 00" (+) | 95.00 | Nivel SJN, Cortar STW R-6195 15m arriba |
| Z-436 | 14,747.909 | 11,192.369 | 1,584.688 | NE 20º 27' 25" | 01º 25' 46" (+) | 81.00 | Nivel Ballenas, Cortar Veta La Blanca |
| Z-437 | 14,349.710 | 11,121.850 | 1,483.000 | NW 18º 37' 00" | Horizontal | 95.00 | Nivel San Rafael Cortar Zuloaga y veta al alto |
| Z-438 | 13,586.966 | 11,067.248 | 1,620.860 | NW 26º 25' 48" | 15º 19' 41" (+) | 73.30 | Nivel Ball Mto 7500 al bajo de Zuluaga |
| Z-439 | 15,224.680 | 11,190.652 | 1,611.357 | NW 86º 04' 35" | Horizontal | 311.00 | Nivel Sjo cortar vetas N-S |
| Z-440 | 13,640.389 | 11,080.233 | 1,612.621 | NW 01º 14' 21" | 35º 12' 07" (+) | 66.70 | nivel Ballenas, cortar Zuluaga arriba R-7500 |
| Z-441 | 13,640.015 | 11,080.352 | 1,612.674 | NW 20º 50' 06" | 30º 20' 02" (+) | 48.20 | Nivel Ballenas, explorar el bajo veta Zuluaga |
| Z-442 | 14,464.950 | 11,115.981 | 1,476.517 | NE 00º 30' 39" | 00º 40' 52" (+) | 60.00 | Nivel San Pablo, Cortar Zuluaga |
| Z-443 | 15,234.146 | 11,192.799 | 1,611.346 | NE 84º 17' 03" | 01º 32' 28" (+) | 121.20 | Nivel San Jose, Cortar vetas N-S |
| Z-444 | 15,835.073 | 10,475.663 | 1,640.038 | SW 85º 52' 59" | 61º 42' 27" (-) | 322.00 | Area huichola, Anomalia Geofisica La Huichola |
| Z-445 | 14,168.511 | 11,121.277 | 1,576.938 | NW 28º 33' 58" | 00º 23' 17" (-) | 110.70 | Nivel Ballenas, Veta la Mancha |
| Z-446 | 13,906.837 | 11,288.755 | 1,334.825 | SE 43º 22' 42" | 60º 54' 52" (-) | 82.20 | Nivel San Carlos, |
| Z-447 | 15,638.504 | 11,345.479 | 1,537.360 | NE 02º 26' 43" | 01º 08' 05" (-) | 37.00 | Nivel Ballenas, Checar V. La Blanca hacia costados |
| Z-448 | 15,623.685 | 11,335.659 | 1,539.685 | SE 06º 19' 50" | 00º 15' 28" (+) | 40.00 | Nivel Ballenas, Checar a los costados Fte. 670 |
| Z-449 | 14,855.354 | 11,348.884 | 1,369.146 | SW 78º 00' 37" | 24º 17' 46" (-) | 198.90 | Nivel San Carlos, Veta Zuluaga |
| Z-450 | 15,834.597 | 10,475.692 | 1,640.102 | SW 83º 50' 46" | 43º 04' 11" (-) | 220.65 | Nivel Superior, Anomalia Geofisica Huichola |
| Z-451 | 15,324.143 | 11,129.503 | 1,645.584 | NW 07º 07' 06" | 06º 13' 36" (+) | 76.80 | Nivel Escondida, Veta Zuluaga |
| Z-452 | 14,856.711 | 11,349.167 | 1,368.805 | SW 79º 21' 02" | 68º 19' 02" (-) | 198.35 | Nivel San Carlos, |
| Z-453 | 15,956.350 | 10,732.000 | 1,580.000 | SW 84º 30' 20" | 47º 20' 15" (-) | 266.80 | ?? |
| Z-454 | 15,225.325 | 11,132.743 | 1,648.724 | NW 01º 16' 45" | 18º 46' 05" (+) | 44.65 | Nivel Escondido, Zuluaga |
| Z-455 | 14,471.454 | 11,115.861 | 1,476.742 | NE 38º 04' 50" | 00º 22' 13" (+) | 76.65 | Nivel San Pablo, Zuluaga La Hedionda |
| Z-456 | 15,518.065 | 11,166.430 | 1,683.063 | NW 02º 41' 33" | 00º 08' 30" (+) | 41.30 | Nivel Escondida, Alto de Zuluaga |
| Z-457 | 17,430.809 | 10,999.705 | 1,295.693 | NE 03º 56' 59" | 46º 07' 07" (-) | 178.70 | Superficie, Anomalia Geofisica C. Colorado |
| Z-458 | 15,518.032 | 11,166.377 | 1,683.413 | NW 06º 45' 13" | 17º 52' 17" (+) | 33.85 | Nivel Escondida, Alto de Zuluaga |
| Z-459 | 15,105.632 | 10,179.686 | 1,644.590 | NE 45º 25' 5.5" | 56º 58' 46" (-) | 101.60 | ????? |
| Z-460 | 16,163.942 | 11,356.858 | 1,385.441 | NE 01º 30' 57" | 40º 55' 57" (-) | 79.50 | Nivel San Carlos, Zuluaga debajo de Fte.4943 |
| Z-461 | 15,518.211 | 11,166.470 | 1,683.080 | NE 18º 26' 06" | 01º 11' 36" (+) | 43.50 | Nivel Escondida, Alto de Zuluaga |
| Z-462 | 15,301.894 | 11,137.360 | 1,684.366 | SW 00º 56' 11" | 01º 08' 57" (+) | 40.00 | Nivel Escondida, Checar el bajo de la veta |
| Z-463 | 16,147.227 | 11,346.980 | 1,384.980 | NW 39º 08' 38" | 41º 17' 26" (-) | 81.95 | Nivel San Carlos, Cro. Rampa 4943 |
| Z-464 | 15,243.572 | 11,140.957 | 1,686.936 | SW 09º 26' 04" | 00º 40' 37" (-) | 20.15 | Nivel Escondida, Checar bajo de la veta |
| Total | No. 74 Drilled | | | | | 8064.16 | |

## 12.0 SAMPLING METHOD AND APPROACH

PAH reviewed, with more detail, El Pilón's sampling program for the preparation of a Technical Report of April 2001 and again in June of 2005. El Pilón's current sampling team consists of three sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Channel samples consist of shallow chips broken off the back of the drift. A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimeters in diameter, and holes are reportedly of generally good recovery (90 percent), with the remaining bad ground having modest recovery (50 to 60 percent). Drill hole data are locally included in the reserve calculations, but given the relatively small size of the core sample, it is applied by El Pilón with conservatism. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

# 13.0 SAN MARTIN SAMPLE PREPARATION, ANALYSIS AND SECURITY

## 13.1 *Sample Preparation*

Channel, exploration, mine development and production, and plant samples are sent to El Pilón's on-site laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 150 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to ground the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into a diesel-fired furnace for fusion into a lead button. PAH notes that the diesel furnace does not have any temperature control and as a result temperatures fluctuate. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples. The microbalance used has a sensitivity of $\pm$ 1 milligram (equivalent to an actual grade of $\pm$ 1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

## 13.2 *Laboratory Facilities*

PAH notes that the laboratory generally appears to be adequate, with reasonable cleaning and organization. The laboratory currently conducts about 200 to 250 assays per day, including exploration samples, development samples, and mill samples. Laboratory personnel include two sample prep operators, one person in the refinery, two weighing samples and reporting results and one Chief Chemist/AA operator.

The on-site laboratory has a small gas muffle furnace and an electric cupelling furnace for fire assaying. Solution samples are analyzed with a Perkins Elmer 2380 Atomic Absorption unit. Mine samples are periodically sent to an outside laboratory, usually Chemex and more recently splits of the same samples are also sent to two other Peñoles labs for check assays. No plant samples are sent to outside laboratories. All plant feed and tailings assays are run as triplicate samples and the average value is reported unless the silver values vary by more than 20 g/t. Then the triplicate samples are repeated. Six replicates of Gravity Concentrate are assayed and the average value is reported unless the silver varies by more than 300 g/t. Then, the six replicate samples are repeated. Doré is drilled and six replicates are

assayed and the average value reported unless the assay varies by more than 400 g/t. All geological samples are run as triplicates and the samples repeated if the assay exceeds 300 g/t.

## 13.3 *Check Assaying*

To evaluate sample quality control, El Pilón performs periodic check analyses on samples. Since 2004, El Pilón has sent each month, from about 10 to 30 samples to Chemex Laboratories, an independent commercial laboratory, to Met Mex Peñoles laboratory, and to Laboratorio Industrial Metalúrgica Herrera, for duplicate analysis.

PAH has reviewed assays of duplicated samples from 2005 and 2006 as indicated in Table 13-1. The samples were sent to ALS Chemex and included a range of silver grades from 2 to 5,263 g/t. The results show that of 39 duplicated samples, the average silver grade at Chemex (390 g/t) is higher by about 10 percent than at El Pilón laboratory (356 g/t), while the average gold grade resulted in 0.40 g/t at Chemex and 0.09 g/t at El Pilón. The silver assay results present a very close correlation, while the gold assays show a poor correlation due probably to erratic distribution within the ore. The sample assays obtained at the El Pilón laboratory appear conservative. The El Pilón laboratory assays are used as a basis for mine reconciliation and production recovery estimates, therefore these would reflect conservative estimates as well.

In PAH opinion the assaying procedure should be reviewed to close the difference between ALS Chemex results and those obtained at El Pilón laboratory.

Table 13-1 shows the assay results and statistics of 39 samples duplicated at ALS Chemex and at El Pilón laboratories. These samples were assayed between November 2005 and December 2006.

The samples mineral content range includes assays that vary from 2 to 5,263 g/t Ag. Average correlation of the results is close to 100 percent for the silver assays within a broad range. High discrepancies occur in the gold assays. PAH reviewed these data in order to evaluate the accuracy of the El Pilón laboratory. PAH believes that the reproducibility of silver grades is acceptable and somewhat conservative, considering that the reported values from the El Pilón laboratory tend to be lower, but within acceptable industry practices. Gold assays present high variations. Because the gold beads are so small, the assayer is forced to estimate the bead weight in the measurement gold grades in the tenths of a gram per tonne range. PAH believes that the reproducibility of gold grades is reasonable, with some of the variability between sample pairs due to the relatively small quantity of pulp (10 grams) used for the assays. Since the gold values are not used in the determination of the reserve block delineation and stope layouts, PAH does not view this as a significant issue.

PAH recommended in 2001, and continues to recommend that El Pilón consider using larger sample pulp quantities in the assaying of silver and gold in order to reduce variability. PAH also suggests that the diesel furnace be replaced with an electrical furnace so that the temperature can be controlled, and the addition of a micro-balance to allow better measurement of fire assay beads.

TABLE 13-1
First Majestic Silver Corp.
MINERA EL PILON, S.A. DE C.V.
Assay Comparison - Laboratories El Pilón / ALS Chemex.

March 3, 2007

| Date | Sample No. | Location | Width m | EL PILON LABORATORY Ag g/t | Au g/t | Pb % | Cu % | Zn % | ALS CHEMEX LABORATORY Ag g/t | Au g/t | Pb % | Cu % | Zn % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| November 2005 | 1 | BARRENO Z-401 | 1.00 | 286 | 0.50 | 0.42 | 0.02 | 1.35 | 309 | 0.31 | 0.46 | 0.03 | 1.36 |
| | 2 | BARRENO Z-401 | 1.15 | 252 | 0.50 | 0.2 | 0.02 | 0.73 | 302 | 0.47 | 0.24 | 0.04 | 0.50 |
| | 3 | BARRENO Z-401 | 1.00 | 185 | 0.5 | 0.17 | 0.03 | 0.38 | 293 | 0.52 | 0.13 | 0.04 | 0.28 |
| | 4 | BARRENO Z-400 | 0.55 | 95 | 0.01 | 0.04 | 0.01 | 0.12 | 107 | 0.07 | 0.08 | 0.01 | 0.15 |
| | 5 | BARRENO Z-399 | 1.10 | 107 | 0.01 | 2.84 | 0.18 | 2.96 | 116 | 1.02 | 3.93 | 0.23 | 4.03 |
| | 6 | BARRENO Z-399 | 1.00 | 318 | 0.01 | 0.96 | 0.09 | 3.31 | 352 | 3.03 | 4.34 | 0.31 | 6.44 |
| | 7 | BARRENO Z-399 | 1.10 | 258 | 0.01 | 0.62 | 0.05 | 1.04 | 292 | 0.46 | 0.63 | 0.04 | 1.06 |
| | 8 | BARRENO Z-398 | 1.60 | 309 | 1.00 | 6.44 | 0.22 | 6.58 | 344 | 0.05 | 8.85 | 0.28 | 11.1 |
| | 9 | BARRENO Z-398 | 1.00 | 172 | 0.50 | 3.85 | 0.16 | 5.6 | 223 | 0.05 | 6.42 | 0.24 | 10.65 |
| January 2006 | 1 | Crucero 7530 Romp. A 10 mts. Tope 1.10-2.20 | 1.10 | 35 | 0.01 | 0.05 | 0.01 | 0.12 | 34 | 0.05 | 0.05 | 0.01 | 0.13 |
| | 2 | Crucero 6239 linea 239 1.30 - 2.80 | 1.50 | 791 | 0.01 | 0.70 | 0.14 | 1.70 | 845 | 0.54 | 0.73 | 0.15 | 1.73 |
| | 3 | Crucero 7386 Sección 7315 Tope 0.00 - 1.00 | 1.00 | 139 | 0.01 | 0.09 | 0.03 | 0.19 | 123 | 0.05 | 0.09 | 0.03 | 0.18 |
| | 4 | Crucero 6424 Romp. A 1.00 mts. 1.90 - 2.90 | 1.00 | 295 | 0.01 | 0.17 | 0.02 | 0.57 | 556 | 0.05 | 0.16 | 0.01 | 0.55 |
| | 5 | Crucero 6238 T.D. Romp. A 37 mts. 0.00 - 1.20 | 1.20 | 31 | 0.01 | 0.04 | 0.01 | 0.06 | 22 | 0.05 | 0.04 | 0.01 | 0.06 |
| | 6 | Crucero 6238 T.I. romp. A 38.5 mts. 0.00 -0.60 | 0.60 | 34 | 0.01 | 0.02 | 0.01 | 0.05 | 38 | 0.05 | 0.02 | 0.01 | 0.06 |
| | 7 | Crucero 6238 T.I. Romp. A 3.5 mts. 0.00 - 1.20 | 1.20 | 405 | 0.01 | 0.06 | 0.03 | 0.10 | 464 | 0.68 | 0.07 | 0.02 | 0.09 |
| | 8 | Crucero 6238 T.D. Romp. A 3.5 mts. 0.00 - 1.10 | 1.10 | 121 | 0.01 | 0.01 | 0.02 | 0.06 | 133 | 0.05 | 0.03 | 0.01 | 0.08 |
| | 9 | Crucero 6167 Linea 241 0.0 -0.50 | 0.50 | 130 | 0.01 | 0.07 | 0.02 | 0.15 | 167 | 0.05 | 0.04 | 0.01 | 0.13 |
| | 10 | Crucero 6199 Romp. 11.50 mts. 0.00 - 1.30 | 1.30 | 11 | 0.01 | 0.12 | 0.01 | 0.29 | 25 | 0.05 | 0.11 | 0.01 | 0.29 |
| February 2006 | 1 | Barreno Z-407 8.80 - 10.78 | 2.28 | 9 | 0.01 | 0.01 | 0.01 | 0.05 | 10 | 0.05 | 0.03 | 0.01 | 0.06 |
| | 2 | Barreno Z-407 12.22 - 13.85 | 1.63 | 40 | 0.01 | 0.04 | 0.01 | 0.08 | 45 | 0.05 | 0.06 | 0.01 | 0.07 |
| | 3 | Barreno Z-407 32.00 - 33.00 | 1.00 | 899 | 0.01 | 0.25 | 0.03 | 1.18 | 972 | 1.16 | 0.22 | 0.03 | 1.07 |
| | 4 | Barreno Z-407 33.00 - 34.20 | 1.20 | 12 | 0.01 | 0.01 | 0.01 | 0.02 | 5 | 0.05 | 0.01 | 0.01 | 0.01 |
| | 5 | Barreno Z-407 38.00 - 38.50 | 0.50 | 2 | 0.01 | 0.05 | 0.01 | 0.06 | 6 | 0.05 | 0.01 | 0.01 | 0.01 |
| | 6 | Frente 6167 Seccion 242 0.50 - 1.30 | 0.80 | 5263 | 0.01 | 0.14 | 0.03 | 1.68 | 5550 | 0.05 | 0.10 | 0.02 | 1.54 |
| | 7 | Frente 683 Sección 5694 0.00 - 1.00 | 1.00 | 31 | 0.01 | 2.12 | 0.18 | 3.80 | 73 | 0.05 | 2.26 | 0.17 | 3.69 |
| | 8 | Rampa 6110 Tabla Izquierda 0.00 - 1.30 | 1.30 | 430 | 0.01 | 0.40 | 0.01 | 1.16 | 455 | 0.93 | 0.38 | 0.02 | 1.07 |
| | 9 | Rampa 6110 Tabla Derecha 0.00 - 1.30 | 1.30 | 235 | 0.01 | 1.04 | 0.01 | 1.88 | 264 | 0.27 | 1.02 | 0.02 | 1.9 |
| | 10 | Crucero 7530 Romp. A 1.00 mts. 0.00 - 1.00 | 1.30 | 360 | 0.01 | 0.25 | 0.05 | 0.95 | 425 | 0.39 | 0.28 | 0.05 | 0.98 |
| December 2006 | 1 | RPA. 6220 P- 230 a 7.0mts ( 1.50-2.1) | 0.60 | 66 | 0.01 | 0.07 | 0.01 | 0.14 | 71 | 0.05 | 0.02 | 0.01 | 0.01 |
| | 2 | Rpa. 6120 (6.30-7.40 Tabla Izquierda | 1.10 | 282 | 0.01 | 0.11 | 0.02 | 0.24 | 297 | 0.06 | 0.1 | 0.02 | 0.19 |
| | 3 | Rpa. 5613 P 604 a 38.0 mts 4.0-4.8 tope | 0.80 | 249 | 0.01 | 1.37 | 0.12 | 2.77 | 254 | 5.05 | 1.58 | 0.15 | 2.71 |
| | 4 | Reb. 5583 Secc. 5498 (1.10) T del Bajo | 1.10 | 890 | 0.01 | 0.82 | 0.08 | 1.16 | 865 | 2.32 | 0.91 | 0.1 | 1.24 |
| | 5 | Rpa 5583 (1.60-2.00 Tabla Derecha ) | 0.40 | 64 | 0.01 | 0.96 | 0.03 | 4.77 | 69 | 0.2 | 1.09 | 0.03 | 5.60 |
| | 6 | Cro. 6301 ( Secc 6192 1.50 Tabla Sur ) | 1.50 | 682 | 0.01 | 0.50 | 0.01 | 0.53 | 665 | 0.24 | 0.66 | 0.02 | 0.59 |
| | 7 | Cro. 6301 ( Secc 6195 1.30 T. del Bajo ) | 1.30 | 75 | 0.01 | 0.18 | 0.01 | 0.15 | 86 | 0.05 | 0.07 | 0.01 | 0.17 |
| | 8 | Cro. 5970 (de Romp 0-1.40 Tabla W ) | 1.40 | 68 | 0.01 | 0.12 | 0.02 | 0.51 | 87 | 0.19 | 0.16 | 0.02 | 0.60 |
| | 9 | Cro 5970 ( Romp. A 4.0 m. 0-1.20 T. W) | 1.20 | 136 | 0.01 | 0.21 | 0.02 | 0.37 | 148 | 0.10 | 0.21 | 0.02 | 0.35 |
| | 10 | Cro 6418 ( Romp. A 9.0 mts 0-1.00 Te. ) | 1.00 | 107 | 0.01 | 0.21 | 0.03 | 0.54 | 127 | 0.19 | 0.19 | 0.02 | 0.52 |
| | 39 | SUMPRODUCT | 42.71 | 333 | | | | | 365 | | | | |
| | | Average Width - m | 1.10 | | | | | Dif. % | 109.66 | | | | |
| | | Statistics — Average | | 356 | 0.09 | 0.66 | 0.05 | 1.22 | 390 | 0.49 | 0.92 | 0.06 | 1.57 |
| Data: El Pilón | | Maximum | | 5,263 | 1.00 | 6.44 | 0.22 | 6.58 | 5,550 | 5.05 | 8.85 | 0.31 | 11.10 |
| Analysis : PAH | | Minimum | | 2 | 0.01 | 0.01 | 0.01 | 0.02 | 5 | 0.05 | 0.01 | 0.01 | 0.01 |
| | | Median | | 139 | 0.01 | 0.18 | 0.02 | 0.53 | 167 | 0.07 | 0.16 | 0.02 | 0.52 |
| | | Correlation | | 0.999 | -0.093 | 0.957 | 0.902 | 0.962 | | | | | |

**AMENDED**

## 13.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at the San Martín mine, and that most of El Pilón's data was generated by San Martín by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for the San Martín operation is being conducted by El Pilón in a reasonable manner consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the deposit mineralization and believes that they be used with acceptable confidence in the estimation of the mineable reserves.

## 14.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the vein deposits at San Martín, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

El Pilón has established a systematic procedure to verify data and quality control which has proven effective and accurate by many years of operation. Assay data and information generated by the operation is transmitted by manual procedures; however, all the paper trail is accessible and available for inspection.

Table 14-1 presents a summary of data verification procedures for assays at the El Pilón laboratory.

**TABLE 14-1**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**Data Verification - Laboratory Assays**
**March 1, 2007**

| Sample Class | No. Assays/Day | No. Assays | If Variation: | Then: | Results |
|---|---|---|---|---|---|
| **Geology** | | | | | |
| Channel | 90 | 3 X | < 20 g | Average | Average |
| | | 3 X | > 20 g | Repeat | Average |
| Drilling | 20 | 1 X | < 100 g | Reading | Reading |
| | | 3 X | > 100 g | Repeat 3 X | Average |
| **Mine/Plant** | | | | | |
| Heads | 12 | 3 X | < 20 g | Average | Average |
| | | 3 X | > 20 g | Reapet 3 X | Average |
| Concentrates | 63 | 6 X | < 300 g | Average | Average |
| | | 6 X | > 300 g | Repeat 6 X | Average |
| Tailings | 12 | 3 X | | Average | Average |
| | | | | | |
| Doré | 3 | 6 X | < 400 g | Average | Average |
| | | 6 X | > 400 g | Repeat 6 X | Average |
| Total / Day | 200 | | | | |
| | | | | | |
| Mine | Approx.10-30 | Approx. 10-30 / mo. | | Sent to external labs. | |

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the mineralization in the deposit. Furthermore, PAH recommended to add field duplicate samples, including correlation analysis of results for duplicate checks. PAH's conclusion was that the results from check assaying were reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and should be usable with acceptable confidence in the estimation of the mineable reserves.

## 15.0 ADJACENT PROPERTIES

The San Martín mining operation by El Pilón, is enclosed by the Bolaños Mining District. The Bolaños District comprises approximately 20 kilometers of NS extension, from the San Martín mine in the South to the old Bolaños mine in the northern part.

The Bolaños mine has been inactive since about 1998 and is the only other significant mineral deposit located near the San Martín area. Reportedly, the Bolaños mine has produced approximately 36 million ounces of silver throughout its historical operation.

No other mining property exists adjacent to San Martín. All surrounding areas to San Martín have been claimed, and are owned by El Pilón.

The San Martín mine is located within an isolated Mining District in the northwest trending Sierra Madre Occidental. Other operating mines and Mining Districts within the Sierra Madre Occidental range include multi-million ounce producers of precious metals, such as the Zacatecas and the Fresnillo Districts (currently the largest silver producer in the World), in operation by Grupo Peñoles and other operators to the North of San Martín. These other mining districts, however, are located hundreds of kilometers away from San Martín.

# 16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Since the San Martín processing plant has been in operation since 1983 at an increasing capacity that has reached 775 tonnes per day no testing is required to establish the viability of processing the ore or the processing parameters. The ore is processed by conventional cyanidation.

An ore processing scheme for the sulfide mineralization has yet to be established. Attempts at treating the sulfide ore within the existing plant were not successful. El Pilón is of the opinion that a separate, independent plant will be required to process the sulfide ore. Bench-scale testing of the sulfide ore is currently in progress at FMS's La Parrilla mining operation near Durango City.

# 17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

El Pilón uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserve. Reserves are calculated annually, at the end of each calendar year. For this report, PAH has reviewed the reserve dated December 31, 2006 (referred to subsequently as the January 1, 2007 reserve).

## 17.1 *Introduction*

Reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the Zuloaga, La Blanca and two NS newly-accessed veins. The reserve tonnage and grade are based largely on channel samples, locally with some influence from drill core samples. Reserve blocks range from 10 to 150 meters in length along the vein trend, with proven reserve blocks projected up to 25 meters from the drift in which the channel samples were taken, and probable blocks extending another 25 meters beyond the proven blocks.

To estimate the reserve block tonnages, El Pilón has prepared north-south cross sections for the entire mine, perpendicular to the structural zone, at ten-meter intervals. From each section that crosses a reserve block, the cross sectional area of the mineralized zone is measured by AutoCAD methods and sample lengths. The reserve block volume for each 10-meter section is then calculated from the cross sectional area and the vertical projection of the block area measured by AutoCAD in longitudinal section.

The density factor used to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the vein deposit, including oxides ore, sulfides ore and transition zone ore. The density tests were performed by Ing. Armando Gabriel Hernández a research metallurgist in a commercial lab in Guadalajara, by applying the Le Chatelier methodology to eight mine samples (December 2004). El Pilón's estimated average density is 2.80. PAH believes that on average the density for mineralization appears to be reasonable. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each 10-meter section that crosses a reserve block, El Pilón composites all sample grades in the drift that occur within five meters on either side of the section. El Pilón investigated three methods to filter the outlier samples greater than 1,000 g/t Ag, and determined that, based on statistical analysis performed on 3,040 samples, the most appropriate filter was to assign a top grade of 800 g/t Ag to those samples. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each reserve block are then determined by combining the tonnes and grade results obtained for each 10-meter section that crosses the block. The resource block tonnes and grade are tabulated by El Pilón on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the vein for use in the reserve estimate is done without regard to economic cutoff grade or mineable width considerations, resulting in maximum vein widths. This maximum width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. PAH recommends that both cutoff grade and mineable width be taken into consideration in the compositing of samples across the vein in order to help optimize ore production. Reserve blocks delineated on this basis would need to be mined accordingly by El Pilón, using appropriate grade control practices to insure that the selective mining of the ore proceeds as envisioned by the reserve estimates and, where practical, leaving sub-ore grade parts.

PAH also notes that in a few local areas, the drift is wholly enclosed by the vein zone and unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. In these areas, the use of the less than actual vein width leads to underestimation of the block reserves. PAH recommends that the true vein widths, measured by cross cuts and/or the drill holes, be used as much as possible in the ore reserve estimation.

The reserve blocks estimated by Pilón are not included within the resource blocks.

## 17.2 *Cutoff Grade Calculation*

For the present (end of 2006) mineable reserve, PAH's economic breakeven cutoff grade calculation was based on the basic parameters shown in Table 17-1. Table 17-1 shows Cutoff Grade Parameters.

**TABLE 17-1**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A DE C.V.**
**San Martin Mine**
**Cutoff Grade Parameters**

| Concepts | | Costs US$ |
|---|---|---|
| Average Total Operating Cost | | $52.15 / tonne |
| Minimum Mining Width (Cut & Fill) | | 2 meters |
| COG Silver only | | 182 g/t |
| COG Silver-eq. + Gold/Lead Credits | | 167 g/t |
| Mill/Refinery Recovery | | Met.Rec - 89.07%; S&R - 99.2% = 0.884 |
| Silver Price | | $10.00 / troy ounce ($0.32/gram) |
| Gold Price | | $500.00 / troy ounce ($16.08/gram) |
| Lead Price | | $0.50 / lb |
| Gold:Silver Price Ratio | | 50 |
| Gold:Silver Metal Ratio (in doré) | | 0.00146 |
| Gold/Lead Contribution | | $0.75 / troy ounce silver |
| Monetary Exchange Rate | | $1 / 10.94 pesos |

Equating these parameters, the breakeven cutoff grade for silver ($G_{ag}$), based solely on silver, for the total operating cost and process recoveries anticipated, becomes:

$$G_{ag} = \$52.00/(\$10.00 \times .891) = 5.84 \text{ oz/tonne or } 182 \text{ g Ag/tonne}$$

All 2005 and 2006 production has come from the mechanized cut and fill mining.

Ore production for the year 2006 was reported at 261,834 tonnes, at an average grade of 209 g Ag/t, and 0.32 g Au/t. Gold is present in payable quantities in many areas and lead in some areas. Therefore, a gold/lead credit is applicable for the cutoff grade. The actual gold head grade is not well known because of the problems in assaying as previously discussed in the laboratory analysis section.

From the 261,834 tonnes of production, the silver sold in doré and concentrates during 2006 was 49.3 million grams (1,472,421 ounces). The gold sold in doré and concentrates during 2006 was 64,119 grams (2,061 ounces).

The grams of gold contained in doré and concentrates were estimated to be about 78,550 grams (2,525 ounces), which would indicate a mill feed grade of about 0.32 g/t; the estimated process recovery for gold was 92.1 percent (72,342 grams gold in doré). For each ounce of silver paid there were 0.001 ounces of gold paid (2,326 ounces Au/1,566,400 ounces Ag). At a gold price of $500/oz, this represents a contribution of $0.74 per ounce of silver.

In addition to the doré sales, a gravity concentrate is produced. During 2006, 253.2 tonnes of concentrate were sold that contained 2,923,075 grams (93,979 ounces) of silver, 8,223 grams (264 ounces) of gold and 13,844.5 kilos of lead. For each ounce of silver sold, approximately 0.01 kilograms (0.02 lbs) of lead were sold. At $0.50/lb of lead, this contributes another $0.01 per ounce of silver.

This would indicate a total contribution of gold and lead of $0.75 per ounce of silver.

Revenues from gold and lead contained in both, doré and concentrates represented in 2006, approximately 8 percent of the total revenue received, while lead represents less than one percent of the total revenue. This would equate to an average gold/lead credit of about $0.75/ounce of silver at a silver price of $10.00. A contribution of $0.75 was used as the credit for gold and lead in the calculations of the cutoff grade.

The silver equivalent breakeven cutoff grade ($G_{ag\ eq}$), considering the gold/lead contribution, converted to an equivalent silver grade, would be as follows. Since the metal quantities and values shown in the gold/lead contribution include process recoveries, they are not repeated in the cutoff calculation.

**$G_{ag\ eq}$= $52.00/(($10.00 x0.891)+$0.75)) = 5.38oz Ag eq./tonne, or about 167 grams Ag-eq/tonne.**

This cutoff estimate was the basis to calculate 2007 reserves. PAH notes that that the reserve is in addition to the material considered as resources.

## 17.3 *Reserve Estimate*

PAH has reviewed the El Pilón annual reserve update of January 1, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

El Pilón has estimated the mineable reserve for the main Zuloaga Vein, as well as for two NS trending veins that have been intersected by the Zuloaga vein at the San Carlos Level. For the Zuloaga Vein, El Pilón has tabulated an "in-situ" reserve, without consideration for mining dilution and mining extraction experienced by the cut and fill operations, and without contribution of zinc content.

The total "in-situ" undiluted reserve as tabulated by El Pilón and reviewed by PAH, is shown in Table 17-2 at a 182 gram Ag only cutoff grade for the Zuloaga vein and for the NS veins at the San Carlos level. The total "in-situ" undiluted reserve and without Au/Pb credits added, as reviewed by PAH, is 0.518 million tonnes averaging 290 grams per tonne silver, for a total of 4.8 million contained ounces of silver. As discussed previously in the calculation methodology section, the proven ore category has been projected 25 meters from the drift sample data, while the probable ore category is projected another 25 meters beyond the proven ore. No material is currently classified beyond the probable category. Broken ore is material blasted in the stopes and awaiting extraction.

Figure 17-1 shows longitudinal sections of the Zuloaga and La Blanca Veins, with the location of the reserve blocks included in the mineable reserves.

**TABLE 17-2**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**Mineral Reserves (Without Dilution) as of January 1, 2007 - El Pilón Estimate, PAH Review [1]**

| Reserve Classification | Vein | Width - m | Tonnes | Silver g/t (*) | Contained Silver (Ounces) |
|---|---|---|---|---|---|
| Proven | Zuloaga | 2.47 | 259,249 | 293 | 2,446,170 |
| **Total Proven** | | | **259,249** | **293** | **2,446,170** |
| | | | | | |
| Probable | Zuloaga | 3.82 | 258,669 | 287 | 2,390,466 |
| **Total Probable** | | | **258,669** | **287** | **2,390,466** |
| | | | | | |
| **Total Proven + Probable** | | **3.14** | **517,918** | **290** | **4,836,636** |

COG - Silver only 182 g/t Ag

(*).- Silver grade does not include Au/Pb credits.

[1] Minor differences due to rounding


W
E
SC 6360
SC 6415
CUERPO DEL ALTO
SJO-570 E
BA 7478 B
BA 7550
SC 6190
RESERVAS
PROBADAS
PROBABLES
RECURSOS
RECURSOS MEDIDOS Ag Eq (Ag+Pb+Zn)
RECURSOS INDICADOS Ag Eq (Ag+Pb+Zn)
RECURSOS INDICADOS CON BARRENACION
RECURSOS INFERIDOS Ag
RECURSOS INFERIDOS Ag (Ag+Pb+Zn)
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70540
Drawing Provided by Minera El Pilon S.A. De C.V.
FIRST MAJESTIC SILVER Corp.
Project Name
San Martin Mine
Date of Issue
Feb/2007
Drawing Name
Fig17-1.dwg
FIGURE 17-1
SAN MARTIN RESERVES / RESOURCE MAP

During 2005 and 2006, all of the production was derived from cut and fill stopes. In the cut and fill stopes, where the width is less than about 3 meters, the ore is blasted and removed (resued) before blasting the waste onto the stope floor for fill. A minimum mining width of 2 meters is required in the cut and fill stopes for the mechanized equipment in use at the mine.

With an average width in the cut and fill stopes of approximately 2.0 meters, the typical dilution from the walls of the Zuloaga Vein would be that estimated to mine the minimum width of extraction at the 2.00m width. A mechanized cut and fill mining method will typically (using dry fill) result in an overall mining recovery of approximately 95 percent.

A review of the assays beyond the silver equivalent grade boundary on the walls of the Zuloaga Vein indicated an average diluting grade of approximately 10 to 200 g Ag/t. However, since there is about a one percent difference between the mine feed grades to the mill and the mill calculated feed grade, some additional dilution is being introduced in the stopes. The recognition and correction of the various excess dilution sources will help the mine reconcile the differences in grade between the mine and mill.

PAH recommends that El Pilón assign a geologist to spray paint the boundaries of the economic mineralization along the stopes to avoid higher dilution during the mining activities.

Table 17-3 summarizes the diluted, recovered (with credits added for Au/Pb at 13 percent), proven and probable reserves at El Pilón as reviewed by PAH. PAH notes that the reserve is in addition to the material considered as resources.

PAH notes that the current mining across the width of the Zuloaga Vein is often conducted with limited regard to economic cutoff grade or mineable width considerations, resulting in taking maximum vein widths. This maximum width typically includes zones within the veins that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade. PAH believes that El Pilón can be more selective in mining across the veins to extract the ore above cutoff grade, without taking as much of the sub-ore grade mineralization. Reducing the amount of the lower grade material taken during mining will potentially reduce mining costs, haulage costs, and processing costs, and allow for a more efficient and economic operation. In PAH review El Pilón's block Nos. ESC-5822, SE-5822, SJO-570E, and SC-6355 from proven, and Blocks Nos. SC-6355 and RN-4 from probable reserves were discounted due to lower average grade than the COG estimated for silver only.

### 17.3.1 Conclusion

PAH believes that these reserve estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves. PAH believes that the classification of the reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

**TABLE 17-3**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**Mineable Reserves (With Dilution and Mine Recovery) as of January 1, 2007 - Adjusted PAH Estimate**

| Reserve Classification | Vein | Width - m (Diluted >2.00m) | Tonnes (Mine Dil.>2.00m, Rec.-95%) | Silver g/t (No Credits) | Contained Silver (Ounces) Without Credits | Silver-eq. g/t With Au/Pb Credit | Contained Silver-eq. (Ounces) Including Au/Pb Credits (8%) |
|---|---|---|---|---|---|---|---|
| Proven | Zuloaga | 2.47 | 246,287 | 293 | 2,323,861 | 317 | 2,509,770 |
| Total Proven | | | 246,287 | 293 | | 317 | 2,509,770 |
| | | | | | | | |
| Probable | Zuloaga | 3.82 | 245,736 | 287 | 2,270,943 | 310 | 2,452,618 |
| Total Probable | | | 245,736 | 287 | | 310 | 2,452,618 |
| | | | | | | | 4,962,389 |
| Total Proven + Probable | | 3.14 | 492,022 | 290 | 4,594,804 | 314 | 4,962,389 |

COG - Silver only 182 g/t Ag
Includes Mine Dilution, Width>2.00m and Mine Recovery (95%).
Credits for Au/Pb content added as 8 percent

## 17.4 *Resource Estimation*

The Resource calculations by El Pilón are based on projections of the mineralized zones of 50 meters beyond the areas of the reserves for the measured resources, and another 50 meters beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

El Pilón's estimated mineral resources are considered conservative, since only adjacent blocks are projected from the reserve blocks. Mineralization in the Zuloaga vein has shown an estimated 70/30 percent ore to waste ratio within the mineralized structure; therefore, based on mining records the resource projections above and below the reserve blocks may be extended to the length of the known structure.

In addition to the Reserves, El Pilón has estimated Resources in blocks along the Zuloaga vein, La Blanca vein, the Plomosa – Rosario vein, the Rosario – Condesa vein, and in two other NS newly accessed veins that cross the main mineralized structure. These blocks were estimated in the same manner as that described previously for the reserve blocks, with the additional calculation of lead and zinc assays where they are available. During the period of 2004, El Pilón generated production of lead and gold in gravity concentrates adding some contributions for these metals to the silver recovery and sales. The estimated contribution for these metals was approximately 8 percent for the year; therefore, it is reasonable to add that value to the estimated silver grade, but with no additional contribution of zinc.

The mineralized veins within the deeper parts of the mine, as well as in some other localized areas, contain variable amounts of base metals, particularly zinc, which is locally present in sufficient quantities to potentially be considered as an additional metal product for revenue generation. The Zuloaga Vein contains resource areas that are locally as high as 5 percent zinc. The La Blanca Vein also contains

higher zinc values. Zinc grade distribution is not well defined as sample analysis for zinc has historically been limited, but is being conducted routinely for the exploration drilling in more recent sampling.

Metallurgical studies have been performed by experts at the Universidad Autónoma in San Luis Potosí, México, and a vertical flotation cell has been installed on site for producing a lead/silver concentrate. The long-term plans are to make both a lead/silver and a zinc concentrate that would be shipped to the Peñoles smelter in Torreón, México. However, the final flow sheet design has not been completed, and to-date, only testwork has been developed in a column flotation cell that has been installed within the plant area, producing minor amounts of lead/silver concentrates, but no commercial production of zinc concentrates has occurred, although it appears that zinc and lead (minor) concentrate production could potentially be feasible.

PAH has reviewed the preliminary technical and economic information for the potential processing of the zinc and has found that although the potential processing of zinc is encouraging and should be pursued, the current degree of evaluation is not sufficiently high to add the zinc contribution to the resource grade.

In PAH's opinion, when the zinc content is recovered and sold by the operation, then the zinc value converted to equivalent silver may also be applied to the resource blocks grades. In current Resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in value or silver equivalent.

El Pilón's estimate of measured and indicated resource blocks is shown in Table 17-4. The measured and indicated silver resource consists of 1,798,000 tonnes averaging 270 grams per tonne silver equivalent, for a total content of 15,625,000 ounces of silver. The resource grade has not been discounted by El Pilón for a metallurgical recovery or mine dilution, and only added 8 percent contribution for gold and lead content.

El Pilón has also estimated inferred resources that have resulted in silver equivalent of 22.7 million ounces contained in 2.7 million tonnes of inferred resources.

El Pilón's estimated resource blocks do not include the estimated reserve blocks, since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries.

El Pilón's mineral resources do not include development details for underground mine accessibility and mine planning, therefore, in PAH opinion these resources are appropriately reported as resources, with estimated tonnage and grade calculated from available data on an "in-situ" basis.

Based on these assumptions, and in the mine's silver COG, PAH reviewed the El Pilón estimates. The resulting resources were credited with the 8 percent historical contribution for gold/lead to the silver grade, resulting in a silver equivalent contained ounces of 15.6 million, which at the current San Martín rate of production, may add over 7 years of life to the mine. These resources were not adjusted for mine dilution, mine or metallurgical recovery, or S&R charges.

**TABLE 17-4**
**First Majestic Silver Corp.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Mine**
**Mineral Resources Estimates by Pilón, Reviewed by PAH (*)**
**As of January 1, 2007**

| *Category* | *Tonnes "In Situ"* | Silver Grade g/tonne | Contained Silver (oz) | *Grade Ag. Eq. (Ag+ Au+ Pb)(*)* | |
|---|---|---|---|---|---|
| | | | | *Ag-eq g/t.* | *Silver eq. Ounces* |
| Measured | 792,652 | 257 | 6,549,474 | 279 | 7,122,824 |
| Indicated | 1,005,313 | 243 | 7,854,522 | 263 | 8,501,916 |
| **Total Measured Plus Indicated** | **1,797,965** | **250** | **14,451,468** | **270** | **15,624,740** |
| | | | | | |
| **Total Inferred Resources** | **2,737,823** | | | **257** | **22,665,655** |

(*) The estimated resources do not include mine dilution, nor mine and metallurgical recovery, or S&R charges.

The mineral resources estimated by El Pilón and reviewed by PAH are presented in Table 17-4. PAH notes that these resources are in addition to the previously reported reserve.

El Pilón has estimated additional silver resources at a distance beyond the proven and probable reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other reserve or resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and based on very widely-spaced drill holes, surface sampling or old surface workings. Exploration and development of these inferred resources is presented in the corresponding section of this report. Those inferred resources are presented in separate line at Table 17-4.

The inferred resources need considerable grade and tonnage information before they can be "proved up" to "mineable reserves." In addition, historically about 70 percent of the vein has been mined due to the normal low grade, narrow zones or waste areas contained within the vein. To date, the Zuloaga Vein has demonstrated a continuity along 3.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps.

## 17.5 *Conclusion*

PAH believes that these resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The reserves and resources herein reported by El Pilón for the San Martín mine were reviewed by PAH and constitute part of an operation by Minera El Pilón. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 18.0 OTHER RELEVANT DATA AND INFORMATION

The San Martín mine is an operation focused on extracting ore from the Zuloaga vein; its workings have reached nearly 3,000 meters along strike, at different levels of approximately 400 meters in vertical development. Sub-parallel and crossing veins to the Zuloaga have been discovered along the main structure, such as the La Blanca vein, and the parallel vein at the Crucero 6409 in the San Carlos level, as well as the crossing NS veins at Crucero 6231 and at the Sección 6195.

While the extracted ore is mainly oxidized material, at the San Carlos level an increasing presence of sulfides may indicate the transition zone between oxides and sulfides; however, the mineralization occurs in strong concentrations, with more zinc, lead, copper and possibly gold associated in the primary mineralization zone. Another interesting target for exploration within the mine area is known as "Plutonic Breccia," which may represent a Porphyry Rhyolite Stock, and this could be related to the mineralizing channels.

Numerous other veins, sub-parallel to the Zuloaga vein and in a crossing pattern appear to indicate an important geologic potential to be investigated within the San Martín de Bolaños District, and within the El Pilón holdings.

The San Martín mine is managed by a professional staff that El Pilón has contracted and trained in the operation throughout the many years of work in this District. The San Martín mine appears as a stable, progressive mining and metallurgical operation.

San Martín's future is founded on the timely and proper manner of reserve development to sustain the operation. As of January 2007, San Martín mineral reserves amounted to less than two years of continued operation; however, if the current measured and indicated resources were developed into reserves, the operation may be projected to about 10 years more.

## 19.0 INTERPRETATION AND CONCLUSIONS

In 1981, Mr. Héctor Dávila Santos founded the Mexican corporation Minera El Pilón, S.A. de C.V. and purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, by reverse takeover acquired all the shares of the Mexican company Minera El Pilón, S.A. de C.V., owner and operator of the San Martín mine. In 2006 First Majestic Resources Corp. acquired First Silver Reserve Inc., and consequently is now the owner and operator of the El Pilón properties. Subsequently to First Majestic's acquisition of First Silver, the corporate name of the Company was changed to First Majestic Silver Corp.

The San Martín mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1981, when El Pilón initiated operations in the area, to December 2006, over 3.9 million tonnes of silver ore have been extracted and processed, to produce sales of approximately 31.7 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca vein, which branches out from the hanging wall of the main structure.

The processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks. Silver and gold values in solution are then precipitated by the Merrill-Crow method, by adding zinc dust and smelting the precipitates into doré bars for shipment to a smelter. A gravity separation circuit, consisting of two Falcon concentrators and one vibrating Wilffley table, have been added to the processing system to recover coarse grains and some sulfides that are not leached in the cyanidation circuit.

Other installations include laboratory facilities, offices, dinning room and some housing for key employees.

In addition to the mineral rights covered by 32 mining concessions that include 9,226 hectares (22,799 acres), El Pilón has purchased the surface rights for 1,300 hectares (3,212 acres) of land that include the mine installations, part of the access roads, and surrounding areas. Additionally, El Pilón has acquired the surface rights of 107 hectares (264 acres) of land where the plant installations and camp are located.

El Pilón corporate offices are located in the State of Jalisco capital city of Guadalajara, where purchasing, legal and accounting administrative functions give support to the mining operation, however FMS has head offices for all its Mexican operations in the state of Durango capital city of Durango. Most if not all of El Pilon's personnel in the Guadalajara office are planned to be moved to Durango and most likely the Guadalajara office shut down.

Mine and plant statistics indicate that the 2006 Run-of-Mine (ROM) Ore averaged 209 g/t silver and 0.32 g/t gold. The total 2006 silver and gold recovery from doré and gravity concentrates were 89.07 and 87.09 percent, respectively.

El Pilón's estimated reserves for January 1, 2007 as reviewed by PAH resulted in:

Proven and Probable Reserves:

| Tonnes | Ag eq. (*) | Contained Ounces. |
|---|---|---|
| 492,000 | 314 g/t | 5,000,000 |

(*) - Ag eq. Includes 8 percent added value for Gold/Lead credits.

These estimated reserves indicate about 2.5 years of operation from January 2007.

At the San Martín mine, the majority of its silver ore has been extracted from the Zuloaga vein. Numerous other veins occur within the San Martín area that appear to represent similar structural and mineral characteristics as those of the Zuloaga vein.

Exploration potential for finding and developing new resources/reserves in the San Martín district appears to be very promising. El Pilón has been developing an aggressive exploration program based on economics, direct exploration development and diamond drilling by in-house operators and with contractors for deep drilling.

Direct exploration development is integrated into the mine preparation programs and in vein deposits this has proven to be the most effective method of exploration. For the year 2007, El Pilón's program of underground development includes about 780 meters for exploration and drill site access preparation. El Pilón has scheduled an aggressive drilling program for both, underground and surface drilling. It includes 42 drill holes with a total programmed depth of 6,600 meters at an estimated cost of $0.70 M.

The drilling program has identified 8 target zones along the Zuloaga vein in the San Martín mine. These 42 drill holes are directed to investigate areas of resources with the objective to increase reserves, and if it is successful, the program should result in about 1.0 million tonnes of additional resources/reserves for the mine, according to El Pilón's Geology Department estimates.

Current estimated Resources for the San Martín mine include Measured and Indicated Resources calculated by El Pilón and reviewed by PAH, as follows:

"In-Situ" Measure and Indicated Resources as of January 2007.

| Tonnes | Ag eq.(*) | Contained Ounces |
|---|---|---|
| 1,800,000 | 270 | 15.6 million |

(*) - Includes 8 % of added value for Au/PB credits.

Resources "in-situ" with no mine dilution or recovery considerations.

These resources, estimated along the Zuloaga vein, if proven to reserve certainty may add many more years to the mine life.

The reserves and resources herein reported by El Pilón for the San Martín mine and reviewed by PAH constitute part of a mineral deposit that is currently under operation by El Pilón, without technical, legal, environmental, political or of any other kind of restrictions, therefore, in PAH's opinion these reserves and resources may not be materially affected by relevant issues that may prevent their extraction and processing.

PAH is not aware of any environmental liabilities in the San Martín mining district. Most of the area covered by El Pilón concessions is mining and prospective land for mineral exploration and mine development in rough topography. El Pilón workings are of limited extent with relatively small waste dumps that have been developed with minor surface disturbances. Most of the mine operations are located within land holdings owned by El Pilón. The San Martín underground operation has been developed on the Zuloaga vein, the strike of which intersects the western slope of the Cerro Colorado hill. Selected ores are extracted in the mining operation and only relatively small waste dumps have been formed during the long history of production. Currently El Pilón operates mainly with Cut-and-Fill mining methods to avoid accumulation of large waste dumps on surface, and most waste generated from development is used for stope backfill.

El Pilón has two regular annual contracts with the Smelter and Refinery of MET-MEX Peñoles located in the city of Torreón, Coahuila State, México. Peñoles is the largest silver refinery in México and the World, with a capacity of approximately 90 million ounces of silver per year. The contracts between El Pilón and Peñoles for sales of doré and concentrates, are typical for those kinds of minerals.

During 2006 El Pilón shipped doré and gravimetric concentrates containing a total of 1.57 million ounces of silver, 2,326 ounces of gold and 13,844 kilograms of lead to Peñoles, for a total silver equivalent production of 1.7 million ounces.

El Pilón ships doré bars by airplane to Guadalajara, where they are delivered to a purchasing representative for re-shipment to Peñoles. El Pilón gravity concentrates, sold to Peñoles during 2006, contained about 10 percent lead, 25 percent sulfur, 11.6 kg/t silver and 24 g/t of gold. Gravity concentrates are shipped by truck from the mine to Torreón, Coahuila, to MET-MEX Peñoles Smelter and Refinery.

Production costs for the San Martín mine in 2006 totaled $13.7 million to produce roughly 261,800 tonnes of ore, containing saleable silver amounting to 1,566,400 ounces. On a unit basis, cash production costs were $50.15/tonne of ore, and $8.08/oz of silver produced.

As expected the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally.

In all cases, however, the San Martin mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is acceptable.

## 20.0 RECOMMENDATIONS

The San Martín mine has been in operation since 1983, with a long history of mineral reserves development, until about the year 2000, when the precious metals prices forced reduction of the exploration budget; however, in recent years El Pilón has augmented personal and budget to escalate the exploration programs.

PAH highly recommends a continued support for the exploration activities in San Martín to develop resources into reserves and extend the mine life. Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Underground access to the areas of exploration must be a primary objective to investigate identified resource targets.

FMS has authorized a $2.00 M exploration budget for this year, which should result in a significant increment of reserves. This program includes approximately 800 meters of underground exploration development for drifting, crosscutting and drill sites preparation, in addition to 42 drill holes with a total programmed depth of over 6,600 meters. Budget for this program is approximately $700,000, although part of the expenditures, are usually included into the operating costs. The capital expenditures in budget for 2007 include $69,000 for direct investments in other studies to support the diamond drilling program, including geophysics, geochemical and inclusions.

The San Martín mine includes now a long underground development of about 3,000 meters in some of the levels, for over 20 km in workings along the main operating levels. Maintenance of the access roads for transportation of the ores from different stopes makes this task complicated and expensive; however, El Pilón has recently acquired additional special equipment to accomplish this task, including a small bulldozer and an underground grader. To maintain clean underground roads will help in equipment maintenance. Additional mine equipment and capital investments programmed by San Martín for the mine include a total of $344,000.

With the possibility of establishing sufficient resources of sulfide ore to warrant the construction of a sulfide-ore processing plant (floatation area), PAH considers it worthwhile conducting mineral processing testwork on samples from the mine as they become available.

In PAH opinion El Pilón's programmed capital expenditures for the year 2007, for a total of US$4.85 million are scheduled to improve the operation and through a successful exploration program, increase the mine's reserves and therefore the mine life.

Details of recommended investments are presented in Table 20-1.

**TABLE 20-1**
**FIRST MAJESTIC SILVER CORP.**
**Minera El Pilón, S.A. de C.V.**
**San Martín Silver Mine**
**Recommended Capital Expenditures**

| Item | | Estimated Cost US $ |
|---|---|---|
| Mine Construction & Exploration | | |
| Mine preparation/exploration | | 1,524,860 |
| Diamond drilling | | 613,770 |
| **Total Exploration** | | **2,138,630** |
| Equipment (scooptram & trucks) | | 1,580,000 |
| Mine construction | | 238,000 |
| Other studies | | 69,000 |
| **Total Mine Construction & Exploration** | | **4,025,630** |
| Mill & Process Plant | | 407,200 |
| Safety | | 117,350 |
| Environmental | | 123,100 |
| Assay Lab | | 65,500 |
| Administration | | 112,250 |
| Grand Total | | 4,851,030 |

## 21.0 REFERENCES

1. Albinson-F., T., 2002, Estudio de microtermometría y análisis de arcillas de muestras del barreno Z-211, Distrito San Martín de Bolaños, Jalisco, México. Unpublished, private report to Minera El Pilón, 10p.

2. Ibarra Amaya Armando, Ing. 2,002, Operations costs memorando to Minera El Pilón dated December 5, 2002.

3. Garcia Jiménez & Associados, June 2005, Legal opinion on Pilón mining concessions.

4. Lyons, J.I., 1988, Geology and Ore Deposits of the Bolaños Silver District, Jalisco, México: Economic Geology, v.83, p. 1560-1582.

5. Lyons, J. I., 2000, San Martín de Bolaños, Minera El Pilón, S.A. de C.V. Unpublished Exploration Report to Minera Pilón, dated April 25, 2000.

6. Motilla, Luis, 1998, unpublished company report.

7. Megaw, Peter K.M., May 2003, Technical Report for the Minera El Pilón S.A. de C.V. Properties San Martín de Bolaños District, San Martín de Bolaños, Jalisco, México. For Minera El Pilón, S.A. de C.V. and First Silver Reserve Inc.

8. Pincock, Allen & Holt, Inc. (King, W.D., Milne, S., Stinnett, L.A. and Walter, K.) 1996, Minera El Pilón, San Martín Unit Valuation: Project 9161.00: Qualifying report for First Silver Reserve Inc.,, December 13, 1996.

9. Scheubel, F. R., Clark, K.F., and Porter, E.W., 1988, geology, Tectonic Environment and Structural Controls in the San Martín de Bolaños District, jalisco, MééEConomic Geology, v.83, p. 1703-1720.

10. Pincock, Allen & Holt, Inc. (King, W.D., Milne, S., Stinnett, L.A.), 2001, Minera El Pilón, San Martín Unit Reserve Audit and Project Update: Project 9206.02: Technical Report for First Silver Reserve Inc., April 19, 2001.

11. Gabriel Hernández, Ing. Armando, Metalurgista de Investigación, 25 Noviembre, 2004, Determinación de la Densidad de Sólidos. 8 muestras de mineral de la mina Zuloaga, San Martín de Bolaños, unpublished report on behalf of Minera El Pilón, S. A. De C. V.

12. INEGI (Instituto Nacional de Estadística, Geografía e Informática), XII Censo General de Población y Vivienda 2,000. Estadísticas generales de población y climatología..

13. Minera El Pilón, S.A. de C.V., May 2005, data supplied to PAH for this report preparation, including operating records, estimates, and projections, maps, etc.

14. This Technical Report was based on Mr. Stevens, Mr. López, Mr. Milne, Mr. Stinnett, and Mr. Hyyppa opinions of the current conditions at the mine, on incorporation of the last operating and exploration results developed by technical representatives and contractors for Minera El Pilón, upon review and verification of the database and of the geologic interpretations to determine mineral reserves and resources; and on great part of the analysis for the San Martín Unit operation as presented on PAH's previous reports, data base and various site visits.

15. Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, México. June 23, 2005, prepared for First Silver Reserve Inc. by Pincock, Allen & Holt, Inc. as Project No. 9161.01. This Technical Report was published in SEDAR on July 5, 2005.

16. Lic. Carlos Galván Pastoriza, February 12, 2007. Legal opinion on the mining concessions held by Minera El Pilón in the San Martín de Bolaños mining district, State of Jalisco, México.

17. Data provided by Minera El Pilón at San Martín and at Corporate offices in Guadalajara city, State of Jalisco, México.

# 22.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

## 22.1 *Introduction*

The San Martín de Bolaños silver mine (San Martín, San Martín mine, Zuloaga mine or El Pilón mine) has been in operation since 1983 by the Mexican corporation Minera El Pilón, S.A. de C.V., a wholly-owned subsidiary of First Silver Reserve Inc., which has merged with First Majestic Resource Corp. and subsequently changed its name to First Majestic Silver Corp. in 2006. The San Martín mine has produced an aggregate amount of 31.7 million ounces of silver including gold and lead as sub-products to December 2,006. It currently operates a conventional cyanidation plant at a rated capacity of 850 tonnes per day with agitation in tanks, precipitation by the Merrill-Crow method and one gravimetric concentration circuit added with two Falcon concentrators. Its production is shipped as doré and some gravimetric concentrates to the smelter and refinery facility of Met-Mex Peñoles in Torreón, México.

## 22.2 *Mining Review*

This section describes the mine design, recent production, mine equipment, anticipated mine capital expenditures and current and expected mine operating costs.

### 22.2.1 Mine Design and Production

El Pilón currently has the only producing mine in the district, which is developed by a series of trackless levels from the surface. Levels of the Zuloaga Vein, from the lowest to the highest, are the San Carlos, San Juan, San Pablo, Cangrejos, Ballenas, Santa María, San José, Santa Elena, La Escondida and Pinolea levels. The San Carlos and Pinolea levels are currently under development. The levels above are spaced approximately 35 meters apart vertically, except the spacing between the Pinolea and La Escondida levels is 70 meters. In the future, the engineers plan the spacing between all new levels at a minimum of 60 meters.

Underground development is normally performed by El Pilón employees and a mining contractor. Since the fall of 2004, when a dispute with the contractors arose, all development and mining work had been performed by El Pilón employees, and development advances were significantly below past performance. The dispute has now been resolved, and the contractor's employees have returned to work, and devlopment advances now are largely as planned.

Current mine production has been averaging about 700 tonnes per day (tpd) from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, and Sta. Elena levels. Underground drilling is performed using jackleg drills. Blasting is accomplished with ANFO explosives. The average advance for drifting, ramping and raising in 2006 was 585 meters per month. Underground loading and haulage is performed with 2 cy, 3 cy and 5 cy LHD's (scooptrams) and 10 to 22 tonne capacity trucks. Opening sizes are typically about 3.5 meters by 3.5 meters. Ramp inclinations are generally limited to

about 12 percent. The average productivity in headings is 0.7 meters per manshift, which is in the normal range for this type of development.

Mechanized, cut and fill stopes now account for 100 percent of the production which is developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 meters away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 meters from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation.

On the surface, the ore is loaded from stockpiles with front-end loaders into 22-tonne trucks for transport to the mill some 15 kilometers away over a gravel road. To eliminate the rehandling and loading of ore from surface stockpiles, PAH recommends that El Pilón management consider construction of a truck loadout with chutes from an underground area (possibly the San Juan level), with all mine ore passed through a raise system to an excavated holding bin above the truck-loading level. The ore haulage from the mine to the mill is performed by a contractor.

The current mine ventilation system appears adequate for the production rate and the amount of diesel equipment in the mine. PAH did not observe any areas with excessive heat build-up or with stagnant air. Ventilation to the working areas is provided by a 60,000 cubic-feet-per-minute capacity (cfm) extraction fan located on surface near the La Escondida level portal. A back-up 50,000 cfm fan is available, if needed. A second major 150,000 cfm (200 hp) extraction fan is located at the portal of the Rosario Mine adit, which intersects the west end of the main Ballenas level; the adit was rehabilitated in 2005 for use as the principal west-end exhaust for the mine. Smaller axial fans are available for local ventilation. Within the mine the ventilation is controlled with brattice doors.

FMS is planning to consolidate operations, and confine production and development activities to the east end of the mine. There are several ore blocks on the Zuluoga vein situated at distances of over 2.5 to 3.0 kilometers from the main east end portal entrances to the mine. Under the current consolidation plan, these areas would not be mined in the near future, but new zones above the Escondida and Pinolea levels would have to be identified and quickly developed if the current production rate of 775 tpd is to be maintained. PAH concurs with the consolidation plan.

The mine operates three shifts per day, 6.3 days per week, 329 days per year. The current total company hourly mine employment is 109, not including mine management and supervision (8), engineering (8), geology (25), which adds another 41 employees. Company maintenance personnel for the mine total about 39. An additional 45 hourly and salaried personal are currently employed by a contractor for development, mining and maintenance. This brings the current total personnel working directly in the mining function to about 234. At this mine staffing level, the average productivity for a 700-tpd-production rate would be approximately 4.0 tonnes per manshift, which would be typical for a Mexican mechanized cut and fill operation, using dry backfill.

The budget for the first half of 2007 is 135,200 tonnes at a grade of 223 grams Ag/t (7.17 oz Ag/t). Based on the gold produced to date, the gold grades in the mill feed typically average 0.3 to 0.5 g/t (0.010 to 0.015 oz/t).

As a check of the gold head assays at San Martin, PAH recalculated the gold contribution for the cutoff grade based on the total gold and silver produced in doré during 2006. This provides an independent check that the empirically assigned gold grade is both justified and representative. PAH's methodology for completion of this independent check was as follows:

Based on the kilos of silver and gold contained in doré and concentrates during 2006, the silver:gold ratio would be 674:1.

Gold recovered grade = 0.276 g Au/t (72,342 g Au sold/261,834 t)

At 87.1 percent recovery for gold, the indicated feed grade to the mill would have been about 0.32 g/t.

The assayed silver head grade was 209 g/t, which checks with the process recoveries and kilos of silver produced.

### 22.2.2 Mine Equipment

The mine equipment includes several brands of used equipment that have been rehabilitated by the mine mechanics. All of it appears to be in fair operating condition and is being maintained in good mechanical condition. In late 2006 the mine received four new mobile equipment units; namely, two Toro 6 LHD's (3.3 $m^3$) and two Sandvik EJC-522 mine trucks (22-t). PAH recommends that the mine stop buying used equipment of numerous brands and sizes, and standardize on one or two brands; apparently this is a policy that FMS management is establishing at its operations.

All mechanical repairs are performed in a surface shop outside of the Ballenas level portal. There are no underground shops, and there is not a preventive maintenance program in effect. Underground roads are in fair condition (rough, with ponded water and muck spillage) which impacts adversely on the mobile equipment traveling the roads. Although there are no records on the equipment availability or utilization, the availability is reported to be in the 60 to 70 percent range. The mine has acquired a small bulldozer (D-4) and a small underground road grader, for maintaining the roads, but the roads still need better attention. The road grader, however, has not been operational since its arrival at the mine in 2005.

Equipment operator training, a good preventive maintenance program, and some small underground shops (with concrete floors and lighting) near the active working areas would undoubtedly justify, through decreased equipment repair costs, the expenditures required. The mine continues to add to and upgrade its equipment fleet as required.

**TABLE 22-1**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**Major Mine Equipment List - 2006**

February 28, 2007

| Quantity | Description | Capacity | Notes |
|---|---|---|---|
| 2 | Wagner St 2-B LHD | 2.0 cy | One in rebuild |
| 1 | Jarvis-Clark JS220 LHD | 2.0 cy | |
| 1 | Jarvis-Clark EJC-100 LHD | 2.5 cy | |
| 9 | Wagner ST 3.5 B LHD's | 3.5 cy | |
| 3 | Wagner St 5A, 5 B, & 5H LHD's | 5.0 cy | |
| 1 | Schopf L6A LHD | 3.5 cy | |
| 2 | Wagner ST-6C LHD's | 6.0 cy | |
| 2 | TORO 6 LHD's | 4.3 cy or 3.3 cm | New |
| 1 | Young 472-12 | 12-t | |
| 1 | Young 490T17 Mine Truck | 14-t | |
| 3 | Dux DT-12 Mine Trucks | 12-t | |
| 4 | Jarvis Clark JDT-413 Mine Trucks | 12-t | |
| 3 | Jarvis Clark JDT-415 Mine Trucks | Two 12-t, one 15-t | . |
| 1 | Wagner Mine Truck | 12-t ? | |
| 2 | Sandvik EJC-522 Mine Trucks | 22-t | New |
| | Pneumnatic Jackleg Drills | N.A. | |
| | Pneumatic Stoper Drills | N.A. | |
| 1 | Diamec 232 Diamond Drill | N.A. | |
| 1 | Diamec 250 Diamond Drill | N.A. | |
| 3 | Longyear 34 to 65 Diamond Drills | N.A. | |
| 1 | Onram 1000 Diamond Drill | | |
| 5 | New Holland NH 5610 Boss Buggy Tractors | NH 5610 | |
| 3 | Case 621 B Front-end Loaders | 3.5 cy | |
| 1 | Case 1840 Front-end Loader | ? | |
| 2 | Michigan 45-B Front-end Loaders | 2.5 cy | |
| 1 | Caterpillar 924F Front-end Loader | 2.0 cy | |
| 1 | Caterpillar 966C Front-end Loader | 5.0 cy | |
| 1 | Bobcat 731 Front-end Loader | 1.0 cy | |
| 1 | Fortress SG-10 Motorgrader | N.A. | |
| 1 | Compact CM-14 U/G Motorgrader | N.A. | Has not worked |
| 1 | Caterpillar 14 G Motorgrader | N.A. | |
| 2 | Caterpillar D8K Bulldozers | N.A. | |
| 3 | Komatsu Track Dozers, D-155 A1, D375E-5, D65E | N.A. | |
| 1 | John Deere 310D Backhoe | N.A. | |
| 1 | Gardner-Denver ESRF-300 Air Compressor | 1,400 cfm | |
| 1 | Ingersoll-Rand XLE Air Compressor | 1,100 cfm | |
| 1 | Ingersoll-Rand XLE Air Compressor | 1,600 cfm | |
| 1 | Ingersoll-Rand SSR-100 Air Compressor | 450 cfm | |
| 2 | Sullair S25-350 Air Compressors | 1,500 cfm | |
| 7 | Portable Air Compressors; 6 Atlas Copco, 1 Grimer Schmidt | 335 to 750 cfm | |
| 1 | Allis Chalmers ACP-60C-2PS Fork Lift | N.A. | |
| 3 | Aliva Lanz-01,02 & 03 Shotcrete Machines | N.A. | |
| 1 | Rosario Exhaust Ventilation Fan; 200 hp | 150,000 cfm | |
| 1 | Escondida Exhaust Ventilation Fan; 100 hp | 60,000 cfm | |
| 1 | San Jose Ventilation Fan; 40 hp | 50,000 cfm ? | |
| 20 | Axial Ventilation Fans; 7.5 to 30 hp | variable | |
| 5 | Fairbanks-Morse 2-stage Water pumps; model 5592 | 25 & 30 hp | |
| 1 | Tsurumi Submersible Water Pump; model KTV2_37H | 40 mt | |
| 1 | Tsurumi Submersible Water Pump; model LH-311W-60 | 80 mt | |

### 22.2.3 Mine Costs

***Capital Costs***

Typically, the mine had expensed most development, exploration and used equipment purchases; however, FMS has instituted a new fiscal policy, and many previously expensed costs and equipment purchases will now be capitalized. The anticipated 2007 expenditures are consistent with the mine's plans to continue increasing ore reserves and improve the overall efficiency of the present operation. Most of these mine capital expenditures estimated for 2007 are for mine development and exploration, mine and mill equipment and other ancillary equipment and administrative expenditures. The total capital expenditures planned for 2007, including capitalized mine development and exploration costs ($2.21 million), and mobile mine equipment already received ($1.6 million), is US$4.85 million. The summary of the projected 2007 Capital Expenditures is found in Table 22-2.

All capital cost estimates are presented in fourth quarter 2006 U.S. dollars, with no allowance for inflation, or peso devaluation. The peso to dollar exchange rate used for the 2007 operating and capital cost projects is 10.50:1.0.

***Operating Costs***

The mine operating cost (w/o depreciation or capitalized development and exploration) for 2005 was US$48.88 per tonne milled, based on 249,239 metric tonnes milled. The total unit operating cost in 2006 was $52.15 per tonne milled based on 261,834 tonnes milled. The operating costs for the first six months of 2007 are projected at $59.06 per tonne (based on 135,200 tonnes milled in six months). The cost breakdown by major cost centers for 2006 compared to the projected unit operating costs for 2007 are presented in Table 22-3.

The actual 2006 mine operating costs were $29.09, which about 3 percent above the budget for the year. Operating costs have been negatively impacted by price increases in major consumables such as diesel fuel, steel, electric power, and repair parts.

The San Martín 2006 operating costs from Table 22-3 were compared to those from FMS's La Parrilla mine. The two mines have very similar ground conditions, they produce about the same monthly tonnages, and cut and fill stoping on fairly wide (2-10 meters) vein-type ore zones employing development waste rock for backfill is used as the primary mining method for both operations. The La Parrilla costs for the first four months of 2006 were $45.09 per tonne, and those for San Martín for the year were $52.15 per tonne for a difference of +16 percent. The operating costs for both mines are presented in fourth quarter 2006 U.S. dollars, with no allowance for inflation or peso devaluation.

**TABLE 22-2**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**2007 Capital Expenditures (1st semester only)** February 28, 2007

| Item | No. or Quantity | Estimated Cost (US $) |
|---|---|---|
| **Mine & Exploration** | | |
| Toro 6 "Scooptram" LHD | 2 | 720,000 |
| Sandvik EJC-522 mine trucks | 2 | 860,000 |
| Construction of mine dry | N.A. | 238,000 |
| Mine preparation & exploration | 2,592 meters | 1,524,860 |
| Other exploration | N.A. | 69,000 |
| In-mine diamond drilling | 2,010 meters | 154,770 |
| Surface diamond drilling | 4,590 meters | 459,000 |
| **Sub-total** | | **4,025,630** |
| **Mill & Process Plant** | | |
| Vibrating screen | N.A. | 28,600 |
| Primary thickener | N.A. | 28,600 |
| Back-up generators | N.A. | 350,000 |
| **Sub-total** | | **407,200** |
| **Safety** | | |
| Personal Safety equipment | N.A. | 82,350 |
| Ambulance | 1 | 25,000 |
| Safety studies | N.A. | 10,000 |
| **Sub-total** | | **117,350** |
| **Environmental** | | |
| Diesel fuel containments | 2 | 13,000 |
| Other waste containment | 1 | 5,000 |
| Studies, audits, analyses | N.A. | 40,000 |
| Refinery dust collector | 1 | 47,600 |
| Dust suppression | N.A. | 9,500 |
| Storage containers | 2 | 8,000 |
| **Sub-total** | | **123,100** |
| **Assay Lab** | | |
| Assay lab eqipment | Misc. | 45,500 |
| Building improvements | N.A. | 20,000 |
| **Sub-total** | | **65,500** |
| **Administration** | | |
| Antenna for internet | N.A. | 5,000 |
| Software upgrades | N.A. | 3,000 |
| Computers | 3 | 2,250 |
| Radio telephone and radio upgrades | N.A. | 4,000 |
| Additional rooms for staff hotel | 10 | 98,000 |
| **Sub-total** | | **112,250** |
| | | |
| **Grand Total** | | **4,851,030** |

**TABLE 22-3**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**2006 Actual and 2007 Projected Mine Operating Costs (US $/t)**

| | 2006 Unit Costs | 2007 Projected Unit Costs | Variance |
|---|---|---|---|
| Cost Center | | | |
| | | | |
| Mine | 25.89 | 32.33 | 6.44 |
| Mine exploration | 3.20 | 2.00 | 1.20 |
| **Sub-Total Mine** | **29.09** | **34.33** | **7.64** |
| | | | |
| Mill | 12.39 | 12.69 | 0.30 |
| Site G&A | 10.67 | 12.04 | 1.37 |
| **Sub-Total Mill & G&A** | **23.06** | **24.73** | **1.67** |
| | | | |
| **Total All** | **52.15** | **59.06** | **9.31** |

**TABLE 22-4**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**Comparison of 2006 San Martín vs La Parrilla Operating Costs ($U.S)** **Feb 28, 2007**

| Concept | San Martín Operating Cost (per tonne) | La Parrilla Operating Cost (per tonne) | Variance |
|---|---|---|---|
| | | | |
| | | | |
| Mine | $29.09 | $19.70 | ($9.39) |
| Mill | 12.39 | 21.60 | 9.21 |
| Site G& A | 10.67 | 3.79 | -6.88 |
| | | | |
| **Total** | **$52.15** | **$45.09** | ($7.06) |

The current payroll, and 2007 first-half payroll budget, shows that approximately 366 hourly, salaried and contractor personnel will be employed at the property.

## 22.3 *Ore Processing*

Ore is transported approximately 13 km to the processing plant located on the east side of the town of San Martín de Bolaños and the Bolaños River. Support facilities for the operations are also near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing.

The general layout of the plant site, tailings containments, and the support facilities are shown in Figure 22-1 and the layout of the mill facilities is shown in Figure 4-2. The process plant flowsheet and listing of major process plant equipment are shown in Figure 22-2.


PRESA 2
JALES 1
AREA=96,558
SUB-ESTACION ELECTRICA
MANT. ELECTRICO
TALLER
OFICINA
TRIT. SECUND.
ESPESADOR
BUTTERS
REACTIVOS
PRECIPITACION
MOLINOS
TRIT. PRIM.
FUNDICION
SUB-ESTACION ELECTRICA
BOMBAS
TANQUES
PILETAS
PILETAS
RICA
ESTERIL
TANQUES SOL. RICA
FILTROS
COMPRESORES
CONTROL
AGITADORES
ESPESADORES
ALMACEN
BASCULA
PATIO MINERAL
TALLER
DIESEL
MANTENIMIENTO
LABORATORIO
OFICINAS GENERALES
2,397,500 N
2,397,000 N
824,000 E
SCALE 0 25 50 100 METERS

Prepared by pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70540

Drawing Provided by Minero El Pilon
FIRST MAJESTIC SILVER Corp.

Project Name: San Martin Mine

FIGURE 22-1
GENERAL PLANT SITE LAYOUT

Date of Issue: Feb/2007

Drawing Name: Fig22-1.dwg



AGUA FRESCA
PURGAS
SEMIRICA
ESTERIL


| NUM. | DESCRIPCION DEL EQUIPO |
|---|---|
| 1 | TOLVA DE GRUESOS CAP.500 TONS. |
| 2 | ALIMENTADOR DE ORUGA 42" X 16' |
| 3 | QUEBRADORA QUIJADA 20 X 36 |
| 4 | BANDA TRANSP. NUM 1 DE 24" |
| 5 | ELECTROIMAN |
| 6 | CRIBA VIBRATORIA DOBLE CAMA 6' X 14' |
| 7 | QUEBRAD.CONO 4 1/4 ' STD. |
| 8 | QUEBRAD.CONO 4 1/4 ' CAB.CORTA |
| 9 | BANDA TRANSP.NUM.2 DE 24" |
| 10 | BANDA TRANSP NUM.3 DE 24" |
| 11 | BANDA TRANSP NUM.4 DE 24" |
| 12 | TOLVA DE FINOS CAP.2,000 TONS. |
| 13 | BANDA TRANSP.NUM.5 DE 24" |
| 14 | PESOMETRO |
| 15 | MUESTREADOR AUTOMATICO SOLIDOS |
| 16 | MOLINO BOLAS 8.5' X 12' |
| 17 | BOMBAS S.R.L. 8 X 6 |
| 18 | DOS BANCOS CICLONES D20 |
| 19 | CONCENTRADOR FALCON SB-21 |
| 20 | BOMBAS SRL 6 X4 |
| 21 | MOLINO DE BOLAS 8' DIAM.X 8' |
| 22 | BOMBAS SRL 8 X 6 |
| 23 | CICLONES D20 |
| 24 | CONCENTRADOR FALCON SB-38 |
| 25 | BOMBAS 5 X 4 |
| 26 | CAJON DE FINOS BOMBAS SRL 8 X 6 |
| 27 | ESPESADOR PRIMARIO 57' DIAM.X 7' |
| 28 | BOMBA DIAFRAGMA 6" DUPLEX |
| 29 | FILTROS DE ARENA ( FUERA DE OPERACION ) |
| 30 | 3 TANQUES SOLUCION RICA CAP. 720 M3 |
| 31 | FILTROS BUTTER |
| 32 | DOS BOMBAS GOULD HORIZONTAL OPERANDO |
| 33 | TANQUES DESOXIGENADORES |
| 34 | ALIMENTADOR DE ZINC |
| 35 | BOMBA GOULD VERTICAL 4" X 3" X 10" |
| 36 | FILTROS PRENSAS |
| 37 | HORNO BASCULANTE |
| 38 | SECADOR DE PRECIPITADO |
| 39 | PILETA SOL. SEMIRICA |
| 40 | PILETA SOL.ESTERIL |
| 41 | BOMBAS SRL 10 X 8 |
| 42 | AGITADORES 28' X 28' |
| 43 | COMPRESOR INGERSOL RAND |
| 44 | ESPESADORES 50' DIAM.X 7' |
| 45 | TANQUE DE SOL.SEMIRICA 412 MTS.CUB. |
| 46 | TANQUE DE SOL.ESTERIL 412 MTS.CUB. |
| 47 | PRESA DE JALES |
| 48 | CICLONES D10 |
| 49 | AGUA DECANTACION (CHINOS) |
| 50 | AGUA RECUPERACION |
| 51 | CARCAMO BOMBA VERTICAL TAZONES |
| 52 | PILETA AGUA PURGAS |
| 53 | PILETA AGUA FRESCA |
| 54 | TANQUE PREPARACION CIANURO |
| 56 | TANQUE PREPARACION FLOCULANTE |
| 57 | BOMBA DE VACIO NASH CL-1003 H.P.75 |
| 58 | BANCOS DE CICLONES |
| 60 | DOSIFICADOR DE CAL |
| 61 | BANCOS DE FLOTACION 100 PIES CUB |
| 62 | CRIBA 6 X 14 |
| 63 | CELDA DE COLUMNA MOD. PIRAMID 3' X 27' |

| SIMBOLOGIA | |
|---|---|
| | SOLUCION SEMIRICA |
| | SOLUCION RICA |
| | SOLUCION ESTERIL |
| | SOLUCION RECUPERADA |
| | AGUA FRESCA |
| | PULPA CON CIANURO |
| | CIANURO |
| | CAL |
| | FLOCULANTE |
| | ZINC |
| | ANTINCRUSTABLE |

| Prepared by | Drawing Provided by Minera El Pilon S.A. De C.V. | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 22-2<br>SAN MARTIN PLANT<br>PROCESSING PLANT FLOWSHEET | Feb/2007 |
| Project No. 70540 | Project Name: San Martin Mine | | Drawing Name: Fig22-2.dwg |

The plant operates on a 24-hour per day schedule for seven days per week at a nominal 750 tonne per day feed rate. The ore receiving, crushing and screening and ore storage facilities operate on a schedule of two each 10-hour per day shifts allowing four hours per day for scheduled maintenance.

The remaining plant facilities operate on three of each 8-hour shifts. Scheduled maintenance is conducted for four hours each Monday.

Mine and plant statistics indicate that the 2006 Run-of-Mine (ROM) Ore averaged 209 g/t silver and about 0.32 g/t gold. The total 2006 silver and gold recovery from doré and gravity concentrates were 88.29 and 87.09 percent, respectively.

### 22.3.1 Ore Receiving

Ore is delivered by a contract trucker in 22-tonne capacity end-dump trucks. The ore haul consists of two shifts per day on a six day per week schedule. Each truck is weighed on a scale upon entering the site. The ore is normally dumped directly onto the Coarse Ore Grizzly and into the 200-tonne bin. If the Coarse Ore Bin is full, the trucks dump into a stockpile near the bin. Run of Mine ore appears to normally be 100 percent passing 24-inch although boulders as large as 36 inch can be seen in the oversize pile near the bin. Oversize is removed from the grizzly with a Front-End Loader, transferred to a hydraulic breaker where it is broken and then returned to the Coarse Ore Grizzly. The grizzly consists of parallel lengths of mine rail mounted upside down and spaced approximately 12 inches apart.

The ore contains variable quantities of clay and clay-like minerals which can cause material handling problems in the crushing plant and screening plant and in later operations. Major silver minerals are argentite, $Ag_2S$, and stromeyerite, $(Ag,Cu)_2S$. Both minerals are highly soluble in dilute NaCN solutions. Galena and sphalerite are also present and have been recovered by flotation of the cyanide tailings.

### 22.3.2 Crushing

Material is withdrawn from the Coarse Ore Bin with a 42-inch x 18-foot Apron Feeder and fed across a stationary grizzly with 4-inch spacing. Rock smaller than 4-inch drops directly to No.1 Conveyor while the plus 4-inch rock drops into a 30 x 40-inch Primary Jaw Crusher. Crushed ore joins the fines on No.1 Conveyor. A stationary magnet is located at the head pulley of No. 1 Conveyor to remove tramp steel. No.1 Conveyor feeds ore over a 5 x 14-foot single-deck Vibrating Screen equipped with a 3/8-inch woven wire deck. Screen fines are finished product and report to No. 4 Conveyor while the screen oversize drops into a 4-1/4-foot Symons Standard Secondary Crusher. The crusher discharges onto No.2 Conveyor. The No.2 Conveyor transfers the crushed ore to a second 5- x 14-foot single-deck screen also equipped with a 3/8-inch woven wire deck. Screen fines are also finished product and drop to No. 4 Conveyor while screen oversize is transferred by No. 3 Conveyor over a third 5 x 14-foot vibrating screen also equipped with a 3/8-inch woven wire deck. Screen fines drop to No. 4 Conveyor and the oversize drops into the Tertiary Crusher, a 4-1/4-foot Symons Short-Head. This crusher discharges onto No.2 Conveyor and joins the discharge of the Secondary Crusher.

The crushed ore is 100 percent passing 13 mm and 80 percent passing 5.2 mm and is discharged from No.4 Conveyor into a 2,200-tonne capacity covered Fine Ore Stockpile . The Bond Ball Mill Work Index is reported to be 16.5 kwh/tonne.

### 22.3.3 Grinding and Gravity Concentration

The Fine Ore Stockpile is fitted with two reclaim chutes. The chutes are fitted with manually-adjustable vertical gates through a rack-and-pinion drive. The chutes discharge onto the No.5 Conveyor, which feeds the 8-1/2-foot x 12 foot Primary Ball Mill equipped with a 450 Hp motor. A belt scale and an automatic sampler are located on No.5 Conveyor. The belt scale is used to feed approximately 33 tonnes per hour of feed to the Primary Ball Mill. The automatic sampler is fitted with a 1-inch wide cutter set on a 10-minute cycle. A sample is discharged into a bucket for a shift sample. Each shift sample weighs approximately 20 kg and this is reduced to approximately 1 kg with the use of a "Jones"-type splitter.

The Primary Mill operates in closed-circuit with one D20 hydrocyclone (Cyclone) (with one installed spare). Approximately 70 percent of the cyclone underflow reports directly back to the feed of the Primary Mill while approximately 30 percent is sent to a SB21 Falcon Gravity Separator. Falcon tails are pumped back to the cyclone feed box of the Primary mill while the Falcon Concentrate flows to a rectangular concrete storage tank in the mill area.

The Primary Mill cyclone overflow is feed to the Secondary Ball Mill, a 9-foot x 9-foot Ball Mill with a 450 Hp motor. The Secondary Mill discharges pulp to the Secondary Cyclone Feed Sump. This sump and pump feeds one D20 Cyclone (with one installed spare) which discharges cyclone underflow back to the feed of the Secondary Mill. Approximately 50 percent of the cyclone underflow goes directly into the mill feed while the remaining 50 percent is sent to a SB38 Falcon Gravity Separator. Falcon tailings are pumped to a separate D20 cyclone. Cyclone underflows return to the feed of the Secondary Ball Mill while cyclone overflows, at 70 percent passing 200 mesh (74 microns), are pumped to the Pre-Leach Thickener. The gravity concentrate flows to the same tank as that for the Primary Mill gravity concentrate.

The gravity concentrate from both Falcon Separators is periodically passed-over a table concentrator. Table tails are pumped to the Secondary Mill cyclone feed box. Table concentrates are air-dried and bagged and shipped to the Peñoles' smelter in Torreón for treatment. For 2006, approximately 5.29 percent of the silver and 9.90 percent of the gold in the ore was recovered into the gravity concentrates.

About 50 percent of the total Sodium Cyanide (NaCN) consumed is added to the feed of the Primary Ball and the remaining 50 percent is added in the Leach Tanks. The entire lime requirement for the plant is added to the feed or the Primary Ball Mill. The Primary Ball Mill is charged with 2- and 3-inch grinding balls while 1 ½ inch balls are used in the Secondary Mill. Total cyanide and lime consumption for 2006 were 1.21 and 3.91 kg/t of ore respectively. Total ball consumption averaged 0.92 kg/t of ore for 2006.

### 22.3.4 Leaching

The Secondary Ball Mill cyclone overflow is pumped to a 50-foot diameter Pre-Leach Thickener. Approximately 40% of the precious metals are dissolved in the grinding and Pre-Leach thickener. The remainder must be dissolved in the Leach Circuit. The Pre-Leach Thickener overflow is stored in 3 each 240 $m^3$ tanks as feed to the Merrill-Crowe Circuit. Thickener Underflow at approximately 50 percent solids is leached in a series of 8 each 26-foot diameter x 30-foot agitated tanks. This provides approximately 78-hours of leach time at the nominal 750-tonne per day feed rate. Sodium cyanide solution is added in Tank No.1 and Tank No. 5 to maintain a NaCN concentration of approximately 1,100 ppm in No.1 Tank, 900 ppm in No.5 Tank, and 600 pp, in the tails.

The Leach Tanks are constructed and piped to allow the by-passing of any tank. Each tank is taken out of service twice each year for approximately one week for scheduled maintenance. Air for the plant is supplied by a 350-horsepower Sullair compressor. This compressor can deliver about 1,200 cubic-feet-per minute (cfm) of 50-60 pounds-per square inch (psig) air. This allows approximately 100 cfm per leach tank to assist in tank agitation and to supply air to oxidize the precious metals. The discharge from the No.8 Leach Tank flows by gravity to the feed of No.1 CCD Thickener.

The feed to each leach tank is sampled once each shift and placed in a bucket for a 24-hour composite sample.

### 22.3.5 Counter-Current-Decantation (CCD)

The CCD Circuit consists of four each 50-foot diameter thickeners. The No. 1 Thickener overflow is referred to as Semi-Rich Solution and is pumped to a 450 $m^3$ tank. Semi-Rich Solution is used as dilution water in the Primary Ball Mill and the excess is recycled to the feed of the Pre-Leach Thickener, thus the tenor of the Rich Solution (Pre-Leach Thickener) is increased. The CCD Thickener underflow pulp densities range form 50 to 56 percent solids. Soluble recovery in the CCD Circuit is approximately 97 percent. Approximately 150 cubic meters per hour of Barren Solution and 15 cubic meters per hour of Fresh Water are added as Wash Water in the No.4 CCD Thickener. The Wash Ratio (tonnes of wash: tonnes of dry ore) is approximately 5 at the nominal 750-tonne per day feed rate. The underflow from No.4 CCD Thickener is pumped to one of two Tailings dams located near the plant. The underflow of each CCD Thickener is sampled once per day. Flocculant is added to the Pre-Leach Thickener and each of the four CCD Thickeners at a total rate of 16 gms/t of ore.

A portion of the tailings have been directed to a Tailings Flotation Circuit in the past. The flotation concentrate containing approximately 45 percent lead, 3,000 g/t silver and 10 percent zinc was shipped to the Peñoles' smelter in Torreón. The flotation circuit remains intact but is not currently being used. The plant constructed a 36-inch diameter x 32-foot tall column flotation cell for possible inclusion in the plant process. This test circuit diverted approximately 10 tonne-per-hour of feed to the Pre-Leach Thickener as feed to the column cell. The column cell did not work well. The conclusion from the test installations is that the sulfide ore should be processed in a separate plant operated in parallel with the cyanide plant.

### 22.3.6 Merrill-Crowe

The Rich Solution containing approximately 35 ppm silver from the three 240 $m^3$ storage tanks is filtered in four Butters Filters. Anti-scalant is added to the feed of the Butters Filters. These open-top tanks are fitted with pre-coated filter bags to remove fine solids associated with the Rich Solution. The filtered solution contains less than 5 ppm of suspended solids. Twin De-aeration Towers are used to remove oxygen from this solution to approximately 0.5 ppm prior to zinc precipitation in one of four Plate & Frame Filters. Zinc consumption for 2006 averaged 0.20 kg/t of ore and 0.97 kg/kg of doré.

Barren solution from the precipitation filters is pumped to a 450 $m^3$ Barren Solution Tank. Approximately 150 $m^3$ per hour of Barren Solution is then pumped to No.4 CCD Thickener as wash water. Each Precipitate Filter is shut-down and precipitate collected about twice each week. Precipitate averages about 75 percent silver.

Barren Solution is sampled once each shift and analyzed as a shift sample. A sample of Pregnant Solution is taken from the feed to the Butters Filters each shift.

### 22.3.7 Refinery

The Zinc Precipitate is dried in an open oven prior to being fluxed and smelted. A mixture of 5 to 6 percent Borax, 2 to 3 percent $Na_2CO_3$ and 1 percent broken glass is used for the flux. Fume hoods are mounted over the Drying Oven and the Smelting Furnace for dust collection. The doré averages about 92 percent silver. Slag is crushed and processed over a shaking table to recover metal prills. Table tails are recycled to the mill.

### 22.3.8 Reagent Preparation

Plant reagents include sodium cyanide, lime, and flocculant. Lime is received in 2-tonne Super Sacks. A crane is used to transfer a Super Sack over an unloading hopper located above a mixing tank. Sodium cyanide is received in drums and manually scoped into a mixing tank. The operator wears a face mask, face shield and rubber gloves while mixing. The drums are stored in a fenced and locked area near the mixing facilities. Flocculant is received as dry powder in 25 kg bags, mixed and diluted to 0.5 percent for use in the thickeners.

### 22.3.9 Plant Operating Costs-2006

The plant operating costs for 2006 are US$12.39 per tonne for the 261,156 tonnes milled. The operating cost breakdown is indicated in Table 22-5. These costs are based on 10.94 pesos per U.S. dollar.

**TABLE 22-5**
**First Majestic Silver Corporation**
**Minera El Pilón - San Martín Mine**
**2006 Operating Costs**
**Production - 261,834 tonnes, 1,566,165 oz. Ag** February 28, 2007

| Cost Area | | Total Cost | Cost Per Tonne | Cost Per Ounce |
|---|---|---|---|---|
| | | | | |
| **Mine** | | | | |
| | Labor | 1,245,633 | 4.76 | 0.74 |
| | Supplies | 3,659,952 | 13.98 | 2.17 |
| | Other | 1,872,049 | 7.15 | 1.11 |
| | Sub-Total | 6,777,634 | **25.89** | **4.02** |
| **Mine Expl.** | | | | |
| | Labor | 175,218 | 0.67 | 0.10 |
| | Supplies | 248,134 | 0.95 | 0.15 |
| | Other | 413,825 | 1.58 | 0.25 |
| | Sub-Total | 837,177 | **3.20** | **0.50** |
| **Mill** | | | | |
| | Labor | 437,037 | 1.67 | 0.26 |
| | Supplies | 1,845,234 | 7.05 | 1.09 |
| | Other | 961,329 | 3.67 | 0.57 |
| | Sub-Total | 3,243,600 | **12.39** | **1.92** |
| **Site G&A** | | | | |
| | Labor | 882,865 | 3.37 | 0.52 |
| | Supplies | 274,840 | 1.05 | 0.16 |
| | Other | 1,634,860 | 6.24 | 0.97 |
| | Sub-Total | 2,792,565 | **10.66** | **1.65** |
| **Total** | | | | |
| | Labor | 2,740,753 | 10.47 | 1.62 |
| | Supplies | 6,028,160 | 23.03 | 3.57 |
| | Other | 4,882,063 | 18.64 | 2.90 |
| | Sub-Total | 13,650,976 | 52.14 | 8.09 |
| **TOTAL ALL** | | **13,650,976** | **52.15** | **8.09** |

## 22.4 *Infrastructure*

The Infrastructure site includes the support facilities for the operations are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing. The Maintenance Department operates from the extensive shops and warehouse located at the plant site. Maintenance personnel are supplied for mine and plant requirements from this department. A large fleet of mobile equipment consisting of track type tractors (bulldozers), wheel loaders and road graders are available for feeding ore to the crushing circuit and site and road maintenance.

Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. Plant power consumption in 2006 was 40.9 kWh/tonne; average load was 1.2 megawatts. The effective cost of power including consumption and demand charges was US$0.095 per kWh for 2006.

Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions.

Make-up water is pumped from the Bolaños River located about 1 km west of the plant. The water is purchased from the government; the cost is approximately $0.03/m$^3$.

### 22.4.1 Tailings

The plant tailings are pumped to one of two tailings facilities. The tailings normally report to the No.1 dam during wet months and No. 2 dam during dry periods. The No. 1 tailings dam is located to the east of the plant and was the first of the two facilities. The No. 2 tailings dam is located to the north of the plant. Both tailings dams are located close to and north of the plant as shown in Figure 23-3. The No. 1 dam was built first and the No. 2 dam later. There are about five years of additional capacity remaining in the existing tailings facilities and there is plenty of space available for future expansion. The perimeter walls of the dam are built using cycloned tailings. Water is reclaimed from the tailings dams and returned to the plant.

## 22.5 *Product Marketing*

El Pilón holds two regular annual contracts with the Smelter and Refinery of MET-MEX Peñoles located in the city of Torreón, Coahuila State, México. Peñoles is the largest silver refinery in México and the world, with a capacity of approximately 90 million ounces of silver per year. The contracts between El Pilón and Peñoles for sales of doré and concentrates are typical for these products.

During 2006 El Pilón shipped to Peñoles doré and gravimetric concentrates containing a total of 1.6 million ounces of silver, and 2,325 ounces of gold and 17,055 kilograms (37,600 lbs) of lead.

El Pilón ships doré bars by airplane to Guadalajara City where they are delivered to a purchasing representative for re-shipment to Peñoles. El Pilón sales contract of doré with Peñoles include typical conditions and related charges as follows:

- Each lot is weighed upon receipt, melted, sampled for metal content and then reweighed.
- El Pilón is paid for 99.5 percent of the contained gold and 99.5 percent of the contained silver in U.S. dollars.
- Treatment and refining charges were US$0.15 per troy ounce of doré bullion shipped from the mine.
- Freight charges, insurance and other fees equal about US$0.03 per troy ounce doré bullion shipped from the mine.

El Pilón gravity concentrates sold to Peñoles during 2006, typically contain about 10 percent lead, 2 percent zinc, 20 percent sulfur, 15 kg/t silver and 30 g/t of gold. Gravity concentrates are shipped by

truck from the mine to Torreón, Coahuila, to MET-MEX Peñoles Smelter and Refinery. El Pilón sales contract with Peñoles include the following typical conditions and related charges:

- Smelter charges per tonne of concentrate is $205.00
- Refinery charges per kilogram of silver is $10.
- El Pilón is paid 95 percent of the gold contained in concentrates.
- El Pilón is paid 95 percent of the silver contained in concentrates above 50 g/t.
- El Pilón is paid 95 percent of the lead contained in concentrates above 30 Kg/t.

## 22.6 *Environmental and Safety Review*

El Pilón has been operating the San Martín mine since 1983 with the necessary land-use and water extraction permits in effect for the operation. El Pilón has purchase the land surface rights where the mine and plant installations are located to better manage the property. Through the years and changes in regulatory framework, El Pilón has been required to update the necessary operation permits.

In October 1997, El Pilón received a tailings water discharge permit from the National Water Commission (C.N.A.); this permit is in-force for the mine life. El Pilón samples water collected at the lowest seepage collection pond below the tailings impoundment. The seepage is collected and pumped back (recycled) to the process facility. Analyses are reported to the authorities and have indicated that the water contains less than 3-ppm free cyanide. According to El Pilón personnel, no discharge of this seepage has occurred. Site personnel also indicated that regulatory personnel have inspected the seepage collection installation and no water discharge permit violations have been issued to date.

PAH's environmental and safety review consisted of discussions with site management and supervision Ing. Arturo García, Manager of Operations, Ing. Sergio Oliva, Plant Superintendent, and other personal, site visit to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts, and a brief review of file records provided us during the site visit. Our assessment is not intended as an environmental and safety compliance audit, although prudent practices were considered in our review. In PAH's opinion, El Pilón is in compliance with the required permits and authorizations.

Periodic regulatory inspections of the site by SEMARNAP and the Mines Department are being performed to observe compliance. PAH has received copies of permits and authorizations for the San Martín operation and believes that El Pilón is in compliance with applicable regulations and obtains permits as required.

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the

mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by El Pilón. Acid rock drainage (ARD) that may be associated with adit water discharges and waste rock dumps is not visibly evident. We noticed no iron precipitates or oxide stains that indicate ARD. Adit drainage is small and quickly seeps into the waste rock dump and dry arroyo. The arid nature of the area indicates that native soils could have an appreciable carbonate content and probably have capacity to neutralize limited amounts of acid rock drainage.

El Pilón has constructed several concrete pads with berms for spill containment for the oil and fuel storage areas and for vehicle washing near the portal area. Regular trips by 22-tonne-capacity haul trucks raises dust on the gravel road from the mine to the mill that passes through the southern edge of the town of San Martín de Bolaños. El Pilón has the haulage contractor perform periodic watering of haul roads to control dust and El Pilón has paid for the concrete pavement of the portion of the road that crosses the town of San Martín.

PAH noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have little or no spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site. Below the mill facilities (west) there are three small unlined and bermed ponds that were constructed to collect surface runoff or major spills from the mill area. These ponds are periodically cleaned and the materials recycled.

El Pilón has purchased a scrubber system for the smelting area to control particulate and gas emissions and plans to install it in 2007. There are no emission inventories on the fixed sources of air pollution at the mill.

El Pilón has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment.

El Pilón supplied to PAH estimated costs for reclamation and mine closure of the mine, mill and tailings containment areas, which PAH considers low despite the fact that El Pilón owns most of the surface rights where the installations and mine are located; therefore, based on local conditions, PAH increased the projected costs to a more reasonable amount.

PAH's estimate for the range of costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are general ranges based on PAH's experience in mining projects in México, and are not the result of detailed analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards.

## 22.7 *Economic Analysis*

### 22.7.1 Capital Costs

FMS's San Martín mine is a modest-sized underground operation that utilizes used equipment whenever possible and has expensed its replacement equipment to a large extent in the past. As such, the capital outlay for the mine has been nominal for the past several years but FMS has instituted a new fiscal policy and, as such, will consider all equipment purchases, mine development and exploration, diamond drilling, new construction, etc. as capital expenditures.

Anticipated capital expenditures for 2007 of $4.85 million are presented in Table 22-2 and are summarized below in US$:

| Concept | | Expenditures ($000US ) |
|---|---|---|
| Mine, Development & Exploration | | $4,026 |
| Mill and Assay Lab | | 473 |
| Safety and Environmental | | 240 |
| Site G&A | | 112 |
| | **Total** | **$4,851** |

The capital forecast for 2007 is $4.84 million with $4.03 million scheduled for mine development and exploration and underground and surface diamond drilling. Expenditures for the mill include $350,000 for purchase of motor-generator sets to operate during peak usage hours, when electric power from the national grid (*Comisión Federal de Electricidad*) is cost prohibitive. Salvage of plant equipment is forecast to just equal dismantling.

## 22.8 *Operating Costs*

Production costs for the Unit in 2006 and those projected for 2007 are found in Table 22-3. A total of $13.65 million was expended last year to produce roughly 261,800 tonnes of ore, containing saleable silver amounting to 1,566,400 ounces. On a unit basis, 2006 cash production costs were $52.15/tonne of ore, and $8.71/oz of silver produced. Projections for the first half of 2007 show a marked increase in production costs compared to 2006. The 2007 first semester forecast cost is $59.06 per tonne, but the forecast cost per ounce at $8.04 will be about the same as that achieved in 2006. PAH believes that the forecast 2007 unit costs are reasonably estimated, and that the increases are partially due to inflationary pressures and exchange rate fluctuations. However, management must find a way to arrest the large

increases in unit operating costs, which have increased 31 percent since December 31, 2004, and the 2007 projection represents an additional 17 percent.

A breakdown of the 2006 San Martín operating costs is found in Table 22-6.

**TABLE 22-6**
**First Majestic Silver Corp.**
**MINERA EL PINON, S.A. DE C.V.**
**San Martín Mine** February 28, 2007
**2006 Plant Operating Costs**

| Item | $US | $/tonne |
|---|---|---|
| Wages and Benefits | | |
| Staff | 159,545 | 0.61 |
| Hourly | 121,613 | 0.46 |
| Benefits | 134,691 | 0.51 |
| Subtotal | 415,849 | 1.59 |
| Operating Supplies | | |
| Power | 916,656 | 3.50 |
| Grinding steel | 188,732 | 0.72 |
| Sodium cyanide | 589,653 | 2.25 |
| Lime | 100,062 | 0.38 |
| Diesel | 48,157 | 0.18 |
| Zinc | 211,768 | 0.81 |
| Subtotal | 2,055,029 | 7.85 |
| Maintenance Supplies | 707,288 | 2.70 |
| Other | 66,185 | 0.25 |
| **TOTAL** | **$3,244,350** | **$12.39** |

## 22.9 *Economic Analysis*

A simplified cash flow forecast has been prepared and is presented as Table 22-7. The economics covers the period from January 2007 through December 2008, at which time the known proven/probable reserves will be exhausted. In the interim, of course, it is expected that underground development and exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time.

The basic premise for the cash flow involve silver prices, which are taken at $10/ounce for 2007 and 2008, considering that the mine is currently in full production. Gold sales are presented at a percentage of silver revenues and are predicated on historical returns in 2006. Operating costs and expenses are increased by 8 percent annually to account for inflation and exchange rates. Reclamation expenditures are considered spent in the remaining months of 2007 and 2008.

**TABLE 22-7**
**First Majestic Silver Corp.**
**MINERA EL PILON, S.A. DE C.V.**
**San Martín Mine**
**Cash Flow Analysis, US$**

| Item | Units | 2007 | 2008 | TOTAL |
|---|---|---|---|---|
| **REVENUE** | | | | |
| Tonnes Milled | tonnes | 250,000 | 242,000 | 492,000 |
| Head Grade | oz Ag/tonne | 9.32 | 9.32 | 9.32 |
| Metallurgical Recovery | % | 89.07 | 89.07 | 89.07 |
| Saleable Silver | oz Ag | 2,076,158 | 2,009,721 | 4,085,880 |
| Silver Price | $/oz | 10.00 | 10.00 | 10.00 |
| Gross Silver Revenue | $ | 20,761,584 | 20,097,213 | 40,858,797 |
| Gold Revenue | $ | 1,660,927 | 1,607,777 | 3,268,704 |
| Gross Revenue | $ | 22,422,510 | 21,704,990 | 44,127,500 |
| Less: | | | | |
| S&R Costs, Insurance | $ | 96,202 | 93,168 | 189,370 |
| Environmental Reclam | $ | 50,000 | 150,000 | 200,000 |
| Property Tax & Insurance | $ | 55,000 | 200,000 | 255,000 |
| Net Revenue | $ | 22,221,308 | 21,261,822 | 43,483,130 |
| **COSTS** | | | | |
| Mining | $ | 8,082,500 | 7,823,860 | 15,906,360 |
| Milling | $ | 3,172,500 | 3,070,980 | 6,243,480 |
| General | $ | 3,010,000 | 2,913,680 | 5,923,680 |
| Exploration | $ | 500,000 | 484,000 | 984,000 |
| Sales Expenses | $ | 85,540 | 93,118 | 178,658 |
| Administration | $ | 946,855 | 1,017,477 | 1,964,332 |
| Depreciation | $ | 1,209,468 | 539,000 | 1,748,468 |
| Other | $ | (46,625) | (46,625) | (93,250) |
| Total Op Costs | $ | 16,960,238 | 15,895,490 | 32,855,728 |
| Net Before Taxes | $ | 5,261,070 | 5,366,332 | 10,627,402 |
| **TAXES & PROFIT SHARE** | | | | |
| Taxes | $ | 1,420,489 | 1,448,910 | 2,869,398 |
| Profit Share | $ | 526,107 | 536,633 | 1,062,740 |
| Net After Taxes | $ | 3,314,474 | 3,380,789 | 6,695,263 |
| Add Depreciation | $ | 1,209,468 | 539,000 | 1,748,468 |
| Operational Cash Flow | $ | 4,523,942 | 3,919,789 | 8,443,731 |
| CAPITAL INVESTMENT | $ | 4,851,000 | - | 4,851,000 |
| PROJECT CASH FLOW | $ | (327,058) | 3,919,789 | 3,592,731 |
| NET PRESENT VALUE | @ 10% | 2,942,170 | | |
| | @ 12% | 2,832,816 | | |
| | @ 15% | 2,679,526 | | |

It can be seen from the table that a net present value for the project at a 12-percent discount rate is approximately $2.80 million. Sensitivity analyses were performed at the same discount and show the following NPV:

| | |
|---|---|
| Base Case @ 12 % discount | $2.83 million |
| Increase silver price by 10% | 5.18 |
| Decrease silver price by 10% | 0.48 |
| Increase op costs by 10% | 1.08 |
| Decrease op costs by 10% | 4.59 |
| Increase cap costs by 10% | 2.43 |
| Decrease cap costs by 10% | 3.23 |

As expected the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the San Martín mine shows positive economics as measured by a cash flow exercise, and thus the postulated reserve position is accepted.

The San Martín mine is an existing operation, so a discussion of payback period does not have meaning here. It can be seen from Table 22-7 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures. The 2007 capital cost expenditure is $4.851 million and in progress, which may assure the mine operation continuity. Among the investment program are workings developed in the mine areas that have proven to contain significant potential of oxide ore.

The mine life, based on the proven/probable reserve position, is two years and covers production through 2008.

## 23.0 ILLUSTRATIONS

All corresponding illustrations for this report have been included within each section.

## 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, Mexico dated July 24, 2007 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the San Martín de Bolaños mine, as an independent engineer in 1991 and in 2005. As part of this study, I visited the project site from January 23 to 26, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, inspecting exploration drilling locations, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource modeling, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in January 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 24th day of July 2007

*"Leonel López, C.P.G."*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907

As an author of the report entitled "Technical Report for the San Martín de Bolaños Silver Mine, State of Jalisco, Mexico" dated July 24, 2007 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EEC. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 38 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of Sections 1.6, Processing Facilities; Section 16, Mineral Processing and Metallurgical Testing; Section 22.3, Ore Processing; Section 22.4, Infrastructure; and Section 22.5, Product Marketing. I visited the San Martín project in January 2007.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 24th day of July 2007.

*"Richard Addison"*

---

Richard Addison, P.E., C. Eng., Eur. Ing.


pincock
allen &
holt



Consultants for Mining and Financial Solutions



165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

***Technical Report for the***
***La Encantada Silver Mine***
***Coahuila State, México***

***Prepared for***

***First Majestic Silver Corp.***

***July 24, 2007***

***70567***

Prepared by

**Pincock, Allen & Holt**

*Leonel Lopez, C.P.G.*
*Richard Addison, P.E.*

*Amended*

*Technical Report for the*
*La Encantada Silver Mine,*
*Coahuila State, México*

*Prepared for*
*First Majestic Silver Corp.*

*July 24, 2007*

*70567*

***Amended***


pincock
allen &
holt

## 1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects ("NI 43-101") and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report ("43-101F1"). The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

## 2.0 TABLE OF CONTENTS

See discussion in Section 1.

CONTENTS

CONTENTS (Continued)

## CONTENTS (Continued)



## TABLES

## CONTENTS (Continued)



## FIGURES

## CONTENTS (Continued)

Page

## 3.0 EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) a division of Australia-based Runge, Inc. to prepare a Technical Report for the silver / lead deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, México. This report meets the requirements and is compliant with NI 43-101 and conforms to Form 43-101F1 for technical reports.

La Encantada Silver Mine is owned and operated by Minera La Encantada, S.A. de C.V., a wholly-owned Mexican subsidiary of FMS. La Encantada Mine consists of an industrial complex that includes underground silver / lead mining, a flotation ore processing plant, water wells and pipeline, airport, and camp facilities. The La Encantada mine was operated by Peñoles for a period of about 25 years, until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1, 2006 when Desmin was acquired by FMS.

FMS owns mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and 2 claim applications. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, camp and associated facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo, wells that supply La Encantada water needs.

Underground mine development includes drifts, ramps, raises and three major shafts along a zone measuring about 4 km long by about 700m wide. Historical records indicate ore production by Peñoles of about 6.0 MT during a period of 25 years, at an average grade of 418 g/tonne (13.44 oz) Ag and 9.9 percent Pb. This amounted to 80.6 million ounces Ag and about 0.6 billion kg (1.3 billion lb) Pb.

Peñoles and Desmín production has not depleted the mine's reserves. La Encantada mine geologic potential remains to be fully investigated and developed. The mine's geologic potential is enclosed by a calcareous rock formation (Aurora Formation) that presents favorable chemical characteristics (interbedded limestones and dolomites); structural conditions associated with regional features (anticline); local intrusive stocks (granodiorite) that have created domic structures; and numerous dikes and sills that have created high permeability through out the formation. These geologic characteristics have hosted mineralized breccia pipes (chimneys), breccia zones, bedded deposits, veins and irregular-shapped deposits at intersections of NW and NE fault systems. All mineral occurrences throughout the calcareous Aurora Formation consists of oxidized minerals.

Partial exploration at La Encantada deepest mine drifts and a few drill holes have indicated metasomatic deposits in proximity to the intrusive stocks (La Morena and Cuerpo 660). These occur as skarn rocks with hornfels, garnets and an assemblage of primary sulfides mineralization (zinc-lead-silver). This area requires additional exploration.

Mineral concentrations developed throughout the production history of La Encantada mine include: mineralized breccia pipes (chimneys) and metasomatic deposits (typically of about 2.0 million tonnes

each); breccia zones (generally of about 1.0 million tonnes); vein deposits (may contain about 0.5 million tonnes); bedded and fault intersection deposits (typically of about 50,000 tonnes). Additional exploration targets that appear to represent significant potential are: Breccia La Escalera, Geophysical Anomalies A, B, C and D, and the downthrown block of Aurora Formation to the west of La Prieta deposit and María Isabel regional fault, in addition to sulfides deposits at Cuerpo 660, Ojuela and La Morena.

Estimated reserves and resources by FMS, as of May 31, 2007, indicate a base for exploration and development planning for La Encantada. These were estimated from the following areas: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660 E, Mantos 314, Breccia Chicotón, Cedritos, Cola de Gallo, Breccia San Javier, and San Francisco zone. Most of these deposit areas remain to be fully explored and developed.

Estimated proven and probable reserves and measured and indicated resources for La Encantada, as of June 1, 2007, are presented in Table 3-1. These include proven and probable reserves of 633,500 tonnes at 403 g/tonne (12.96 oz) Ag, and 1.93 percent (42.5 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of 8.390 million ounces.

Measured and indicated resources at La Encantada amount to 1.4 million tones at 276 g/tonne (8.87 oz) Ag and 1.72 percent (37.9 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of about 13 million ounces.

Estimated inferred resources for La Encantada are presented in the lower section of Table 3-1.

The inferred resources require additional grade and tonnage information before they may be upgraded to indicated or measured resources. They represent geologic potential to be further investigated. La Encantada has estimated inferred resources that amount to about 1.5 million tonnes at an average grade of 202 g/tonne (6.5 oz/tonne) Ag and 0.54 % (12 lb/tonne) Pb, for a total estimated content of silver equivalent, inclusive of Pb credit, of about 10 million ounces.

Processing flotation plant facilities have an installed capacity of 800 tpd. It includes all supporting facilities, including laboratory, maintenance, etc. The metallurgical plant has been operating at about 25 percent rated capacity under Desmín management. It is currently operating at about 600 tpd, about half of which comes from the mine and the other half is from reprocessing waste dumps through a new screening plant.

The surface rights to La Encantada mine are mostly owned by La Encantada. According to La Encantada, there is a good working relationship with people of the Ejido Tenochtitlán from which the surface rights were purchased by La Encantada, and with the town of Múzquiz, since many of the inhabitants are employed in the exploration or mining operations. No labor or access problems have been reported by La Encantada within the area.

TABLE 3-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mineral Reserves Prepared by FMS, Reviewed by PAH. As of May 31, 2007 (1).

| Total Reserves Proven plus Probable (3) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
| La Encantada | Reserves | Tonnes | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| Total | Proven | 357,379 | Over 2.00 | 412 | 2.03 | 0.61 | 4,738,995 | 4,842,405 |
| Total | Probable | 276,127 | Over 2.00 | 391 | 1.81 | 0.86 | 3,467,341 | 3,547,240 |
| Total Reserves Proven + Probable | | 633,506 | Over 2.00 | 403 | 1.93 | 0.72 | 8,206,336 | 8,389,646 |
| **Total Resources Measured plus Indicated (3)** | | | | | | | | |
| TOTAL | Measured | 1,229,425 | Over 2.00 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| TOTAL | Indicated | 185,315 | Over 2.00 | 417 | 2.85 | 0.22 | 2,484,998 | 2,538,620 |
| Total Resources Measured + Indicated | | 1,414,740 | Over 2.00 | 276 | 1.72 | 0.99 | 12,548,168 | 12,957,533 |
| TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES | | | | | | | | |
| TOTAL PROVEN PLUS PROBABLE RESERVES AND MEASURED AND INDICATED RESOURCES | | 2,048,246 | Over 2.00 | 315 | 1.79 | 0.91 | 20,754,505 | 21,347,179 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
(5) Dump stockpile is considered as measured resource because the average grade is below COG, however with pre-screening may be processed. It requires of additional testing.

(6) La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

**Total Inferred Resources (3) (5)**

| Deposit | Category | Tonnes | Width | Silver, g/tonne | Lead, % | Zinc, % | Silver (Only) oz. |
|---|---|---|---|---|---|---|---|
| Azul y Oro | Inferred | 463,993 | Over 2.00 | 413 | 0.48 | 0.37 | 6,161,018 |
| Breccia San Javier | Inferred | 1,015,030 | Over 2.00 | 105 | 0.57 | 0.78 | 3,426,567 |
| TOTAL | Inferred | 1,479,023 | Over 2.00 | 200 | 0.50 | 0.70 | 10,015,650 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
(5) Rounded figures.

La Encantada Mine was declared in suspension of activities by Peñoles in 2003. In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. In accordance with legal opinion by Mr. Carlos Galván Pastoriza La Encantada mining operations are currently and have always been conducted in compliance with all applicable laws and regulations."

PAH is not aware of any environmental liabilities in La Encantada mining district; most of the area covered by La Encantada concessions is mining and prospective land for mineral exploration and mine development. The local topographic conditions are one of steep terrain.

PAH believes that La Encantada reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by La Encantada were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion, these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Encantada operation shows positive economics as measured by a cash flow model, and thus the postulated reserve position is accepted.

Figure 3-1 shows a general layout of La Encantada mine site.



INDUSTRIAL AREA
POWER LINE TO PLOMOSAS VILLAGE
SAN FRANCISCO SHAFT
ORE HOIST ROOM
MAN HOIST ROOM
POWER HOUSE
DIESEL STORAGE
MOTOR CONTROL CENTER
SHAFT MA ISABEL
WAREHOUSE
ELECTRIC POWER LINE TO COLONY
MILL AND PLANT
MINE OFFICE AND DRY
FUELING STATION
WATER STORAGE TANKS
WATER LINE TO COLONY
GENERAL OFFICES
CONTRACTOR OFFICE AND HOUSING
ROAD TO COLONY
SUB-STATION
WATCHMAN'S SHACK
STORAGE AREA
STORAGE YARD
TRUCK SCALE
CORE STORAGE SHED
OBRERO HOTEL
OBRERO DINING ROOM
DUMPS
DUMPS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg

FIGURE 3-1
LA ENCANTADA
MINE SITE

## 4.0 INTRODUCTION

First Majestic Silver Corp. (FMS), retained Pincock, Allen and Holt (PAH) to prepare a Technical Report of exploration activities and results obtained to this date, for the silver / lead deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, México.

The objective of this Technical Report is to provide FMS with a report that will follow existing regulations in Canada. This report meets the requirements and is compliant WITH NI 43-101 and conforms to Form 43-101F1 for technical reports.

### 4.1 *Qualified Person and Participating Personnel*

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-C.P.G.-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the period of May 19 – 22, 2007 to review current status of the property. Mr. López carried out exploration activities for La Encantada mine as Peñoles Exploration North Division Manager in the 1980s. Mr. López reviewed available information on La Encantada mine and has assembled the location, tenure, history, environmental concerns, and all aspects of the geology, and reviewed the sampling, data verification and project resources. Other PAH members collaborated in the review of geologic modeling, reserve estimates and processing at La Encantada silver/lead deposit.

### 4.2 *Term and Definitions*

La Encantada Silver Mine consists of silver / lead oxidized mineral deposits located in the State of Coahuila, México. La Encantada mine comprises numerous mineral concentrations within the underground development area, including some exhausted deposits and additional geologic potential in other area. Some of the known deposits within the La Encantada area are the following:

- La Prieta, mostly exhausted breccia pipe deposit
- La Escondida, exhausted breccia pipe deposit
- El Plomo
- Bonanza
- Breccia Milagros
- Estructuras Irregulares Bonanza
- Estructuras Irregulares San Javier
- Brecha San Javier
- Ojuelas
- San Francisco
- Azul y Oro
- 660 W
- 660

- 660 E
- La Morena, and
- Numerous other bedded and vein deposits.

In this report:

- FMS refers to First Majestic Silver Corp.
- Desmín refers to Desmín, S.A. de C.V.
- PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.
- Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.
- La Encantada Silver Mine refers to the operating underground mine, processing plant and infrastructure facilities that constitute this industrial complex (also referred to as La Encantada mine or La Encantada).
- Minera La Encantada refers to the operating company and wholly owned subsidiary of First Majestic Silver Corp.
- Tormex refers to a Mexican wholly owned subsidiary of Vancouver-based Lacana Resources.
- Resource and reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.
- Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."

## 4.3 *Units*

All units are carried in metric units, unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gpt), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

| Abbreviation | Unit or Term |
|---|---|
| $Al_2O_3$ | Alumina |
| ANFO | Ammonium nitrate/fuel oil |
| ASTM | American Society for Testing and Materials |

| | |
|---|---|
| Sb | Antimony |
| Ag | Silver |
| As | Arsenic |
| Au | Gold |
| Bi | Bismuth |
| Cd | Cadmium |
| Co | Cobalt |
| Cu | Copper |
| In | Indium |
| Fe | Iron |
| g/t | Grams Per Tonne |
| kcal | Kilocalories |
| kg | Kilograms |
| km | Kilometer |
| k | Thousands |
| Pb | Lead |
| LOM | Life of Mine |
| Mn | Manganese |
| Hg | Mercury |
| m | Meters |
| masl | Meters Above Sea Level |
| mm | Millimeters |
| MT | Million Tonnes |
| mtpd | Metric tonnes per day |
| mtpy | Million tonnes per year |
| NPV | Net Present Value |
| Ni | Nickel |
| % | Percent by weight |
| Patio | Yard, court or stocking ground |
| Se | Selenium |
| SiO | Silica |
| Sn | Tin |
| T or t | Metric Tonne (2,204 lbs) |
| Te | Tellurium |
| Ti | Titanium |
| tpa | Tonnes per annum |
| tpy | Tonnes per year |
| tpd | Tonnes per day |
| ug | Underground |
| Wo | Tungsten Oxide |
| Zn | Zinc |
| $ | United States Dollars |
| $NP | New Mexican Pesos |

| | |
|---|---|
| C$ | Canadian Dollars |

## 4.4 *Source Documents*

The source documents for this report are summarized in Section 24.

## 5.0 RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. ("PAH") and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

- Resource and Reserve Estimates by FMS for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH, May 2007.
- Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:
    - Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.
    - Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.
    - Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.
    - Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.
- Legal Opinion – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 11, 2007.
- Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the *Department of Mining and Geological Engineering*, at the University of Arizona at Tucson, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.
- Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

- Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

- Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

- Information provided by FMS as owner and operator of La Encantada Silver Mine, including the period from September 2006 to May 2007.

- Information provided by FMS on notifications of mining activities resumption at La Encantada mine to:

  - Delegado Federal de la SEMARNAT, Estado de Coahuila. April 24, 2007.

  - Delegado Federal de la STPS (Secretaría de Trabajo y Previsión Social) in the State of Coahuila. April 24, 2007.

  - Director Local de CNA (Comisión Nacional del Agua), Estado de Coahuila. April 24, 2007.

  - Delegado Federal de la PROFEPA (Procuraduría Federal de Protección al Ambiente), Estado de Coahuila. April 24, 2007.

- PAH observations on site visit during the period of May 19 – 22, 2007.

PAH believes that this information is reliable for use in this report. PAH has reviewed ownership documents for the purchase of Minera La Encantada shares from Peñoles; acquisition of Desmín shares; purchase land rights under expropriation procedure where La Encantada mine, plant, camp and ancillary installations are located; and documents for sampling and applications for renewal of the Permiso Ambiental Unico (environmental permit for operating); as well as copies of the titled concessions for La Encantada mining rights.

This information was also reviewed by FMS legal advisers and a legal opinion was provided to PAH by the Durango City-based Lawyers Firm of Mr. Carlos Galván Pastoriza. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental compliance for La Encantada mining – metallurgical operation to be accurate and current in legal standing.

## 6.0 PROPERTY DESCRIPTION AND LOCATION

La Encantada Silver Mine is owned and operated by Minera La Encantada, S. A. de C.V. a wholly-owned subsidiary of FMS since November 1, 2006.

### 6.1 *Property Description*

La Encantada mine consists of an industrial complex that includes underground silver / lead mining, a flotation ore processing plant, water wells and pipeline, airport, and camp facilities in the municipality of Ocampo, Coahuila State, México. The La Encantada mine was operated by Peñoles for a period of about 25 years until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1 , 2006 when the company was acquired by FMS. FMS has initiated an aggressive program of exploration, mine preparation, processing plant improvement, equipment replacement, and continued with increasing the production schedule from Desmín's 25 percent of plant capacity to the current production capacity of about 600 tpd. Figure 6-1 shows La Encantada mine installations layout.

This Technical Report presents an update of La Encantada's current operating conditions and projections as planned by FMS.

La Encantada Silver Mine consists of the following major properties:

- Mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and two claim applications. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations land ownership of 1,343.29 hectares (3,319 acres) where the mine, plant, camp and facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo that supply La Encantada's water needs.

- Underground mine development that includes drifts, ramps, raises and three major shafts along an extension of about 4 km by about 700m vertically. Historical records indicate ore production by Peñoles of about 6.0 MT during a period of 25 years. Numerous production areas remain under actual operation and other exploration targets have been delineated for further investigation.

- Processing plant facilities by flotation with an installed capacity of 800 tpd. It includes all supporting facilities, including laboratory, maintenance, etc. The metallurgical plant was operated at about 25 percent rated capacity under Desmín management. It is currently operating at about 600 tpd.

- Housing and all supporting facilities such as office installations, maintenance shops, storage facilities, etc. Currently La Encantada has a labor force of about 200 workers, employees, and contractors.


3142000 N
3140000 N
3138000 N
3136000 N
736000 E
738000 E
740000 E
742000 E
744000 E
746000 E
San Javier
AZUL Y ORO
La Escalera
El Plomo
La Escondida
La Prieta
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
-1.dwg

FIGURE 6-1
LA ENCANTADA
DISTRIBUTION MAP

- Current production zones and exploration targets include the following areas within La Encantada mine:

  - Bonanza
  - El Milagro
  - Estructuras Irregulares Bonanza
  - Estructuras Irregulares San Javier
  - Brecha San Javier
  - San Francisco
  - Azul y Oro, and
  - Other targets recently identified areas by FMS at the El Plomo area.

## 6.2 *Location*

La Encantada Silver Mine is located in the municipality of Ocampo, Coahuila State, México.

La Encantada mine is located on the Sierra Madre Oriental physiographic province of northeastern México. La Encantada plant and installations are located at an elevation of about 1700m above sea level, while the mine and ore deposits have been developed in elevations from about 1600m to about 2035m above sea level. Figure 6-2 is a general location map of La Encantada mine.

Location coordinates to approximate center of La Encantada property are as follows:

| Geographic | | UTM | |
|---|---|---|---|
| North | 28° 21' 00" | North | 3,139,280 |
| West | 102° 33' 06" | East | 739,200 |

## 6.3 *Mineral Tenure*

PAH has reviewed notarized copies of property information for La Encantada as provided by FMS, including copies of concession titles issued by Secretaría de Energía, Minas e Industria Paraestatal, Dirección General de Minas, purchase contract of the Minera La Encantada shares from Grupo Peñoles, etc. All the above information was also supported by legal opinion from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by Minera La Encantada, S.A. de C.V. are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits.


CHIHUAHUA
COAHUILA
TEXAS
NUEVO
LEON
USA
MEXICO
Boquillas Del
Carmen
La Encantada
Mine
Melchor
Múzquiz
Ocampo
Monclova
Monterrey
Saltillo
USA
MEXICO
MAP
AREA
MEXICO
CITY
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
6-2.cdr

FIGURE 6-2
LA ENCANTADA MINE
GENERAL LOCATION MAP

La Encantada mineral rights are covered by 18 concessions and two applications, which together cover 2,826 hectares (6,982 acres). In addition to the mineral rights La Encantada has acquired, through an expropriation process from the local community, 1,343.29 hectares (3,319 acres) of surface rights.

This land was purchased from the community of Ejido Tenochtitlán and it covers mine, plant, tailings, dumps areas, and camp installations for the operation. Other land parcels where the water wells and a substation for power supply to the pumps are located, at El Granizo, are also owned by Minera La Encantada. Total land coverage includes 2,271.9081 hectares (5,613.985 acres).

La Encantada corporate offices are located in the capital city of Durango, State of Durango, where FMS will be consolidating all purchasing, legal, accounting and administrative functions to provide support to FMS mining operations in different parts of the country. A mining claims map for La Encantada property is shown in Figure 6-3.

## 6.4 *Property Ownership*

Minera La Encantada is a wholly owned subsidiary of First Majestic Silver. It was acquired from Peñoles in March 2007 . Minera La Encantada corporate offices are now located in the City of Durango, State of Durango, México. Minera La Encantada operates the La Encantada Silver Mine, an underground silver/lead mine and ore processing facility in the municipally of Ocampo, State of Coahuila. Ore is being mined primarily from the Milagros, San Javier, San Francisco, Azul y Oro, Cedritos and Bonanza areas from the underground mine Levels 1780, 1790, 1840, 1870, 1910 and 1940 along the NE trending mineralized zone. Exploration is on-going on these breccia zones, mantos and vein structures along the system. Figure 6-4 depicts La Encantada mineralized system.

La Encantada holds 20 contiguous mining concessions in the La Encantada mining district that cover mineral rights for 2,826 hectares. These include 18 mining concessions with exploitation rights (987 hectares). La Encantada has also applied for a mining claim, Platón, that covers the surrounding area to those claims acquired from Peñoles. The Platón claim will be split into the main area plus a fraction that covers a free zone between two pre-existing claims. These will be titled as separate claims.

The process to acquire mineral rights from the Mining Department in México is initiated by surveying the area of coverage. The applicant must present a location map of the area requested for mineral rights, which includes description of local prominent features and relative position with regard to other adjacent and nearby pre-existing claims. If the claimed area is free at the time of presenting the application, then a Mining Concession is granted for a 50-year term, which may be renewed for a similar duration.

The Dirección General de Minas issued new Regulations, by Presidential decree, regarding mining concessions in April 26, 2005 to be applied from January 1, 2006, whereby all the Exploration and Exploitation mining claims were transformed to a unique type of Mining Concession for a renewable duration of 50 years. Previous mining claims were automatically adjusted to a 50 year-term from the date of their registration in the Mining Public Registry. The La Encantada title records are maintained in



3142000 N
3140000 N
3138000 N
738000 E
740000 E
742000 E
744000 E
746000 E
Fraccion Platón
San Javier
AZUL Y ORO
La Escalera
El Plomo
La Escondida
La Prieta
Platón
FMS
FMS
OTHERS
SCALE
0
250
500
1000
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
3.dwg


FIGURE 6-3
LA ENCANTADA
MINING CONCESSION MAP


Anomalia A
Magnetometría)
Anomalia B
San Javier
La Escalera
El Plomo
La Escondida
La Prieta
Campamento
Anomalia C
Anomalia D
UNIDAD LA ENCANTADA
Mpio de Ocampo, Coah.
Mexico
0
10 Km

Prepared by: pincock, allen & holt, 165 S. Union Boulevard, Suite 950, Lakewood, Colorado 80228, Phone (303) 986-6950

Drawing Provided by/Prepared for: *FIRST MAJESTIC SILVER Corp.*

Project Name: La Encantada Mine

Project No. 70567

FIGURE 6-4
LA ENCANTADA GEOLOGIC POTENCIAL

Date of Issue: Jun/2007

Drawing Name: Fig.6-4.cdr

Saltillo , Coahuila, at the Mining Agency (Agencia de Minería), and at the Central Mining Registry in México City (Dirección General de Minas).

According to La Encantada's concessions title dates, mineral rights are due for the earliest titled concessions in the year 2015 (Encantada claim), and most other claims have expiration dates to the year 2050; these however, may be renewed for another 50 years. PAH reviewed the legal opinion on current property legal status, issued by the legal firm of Mr. Carlos Galván Pastoriza from Durango City, where the concessions legal status is confirmed as being in good legal standing. Table 6-1 presents a list of La Encantada mining concessions. Figure 6-3 shows La Encantada mining concessions map.

**TABLE 6-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mining Concessions**

| No. | Name | Title No. | Surface Ha. |
|---|---|---|---|
| 1 | Encantada | 143,943 | 75.0000 |
| 2 | El Pajarito | 167,061 | 9.0000 |
| 3 | Montecarlo | 167,062 | 9.0000 |
| 4 | El Tigre | 167,065 | 41.0000 |
| 5 | El Camello | 167,066 | 75.0000 |
| 6 | Los Angeles | 167,067 | 20.0000 |
| 7 | Ampliación de Los Angeles | 167,068 | 27.2300 |
| 8 | El Granizo | 167,069 | 25.0000 |
| 9 | La Presita | 167,070 | 25.0000 |
| 10 | Regalado | 167,071 | 100.0000 |
| 11 | El Golpe 10 | 178,385 | 40.0000 |
| 12 | Rosita No. 19 | 189,752 | 79.9525 |
| 13 | Los Angelitos | 189,758 | 27.2300 |
| 14 | Los Angelitos 2 | 189,759 | 27.2300 |
| 15 | Los Angelitos 3 | 190,341 | 16.0000 |
| 16 | La Presita 10 | 194,878 | 100.0000 |
| 17 | San Javier | 217,855 | 3.0227 |
| 18 | Las Rositas | 227,288 | 287.0000 |
| 19 | Platón (1) | 07 / 16718 | 1,839.4023 |
| 20 | Fracción Platón (2) | 07 / 16718 | 0.0951 |
| **TOTAL COVERAGE** | | | **2,826.1626** |

(1) Mining Application in process. Final coverage will be defined when the Title No. is issued.

(2) Fraction of Platón is included in the Paltón claim. It will be Titled with different No. Coverage to be defined.

## 6.5 *Mineral Tenure*

FMS acquisition rights of La Encantada claims from Peñoles had included royalty payments of up to 11 percent on Net Smelter Return, except for production from the concessions of San Javier and Las Rositas. There are no other encumbrances on La Encantada mining concessions. FMS purchased the the royalty rights from Peñoles as described in the FMS news release dated March 27, 2007.

La Encantada also is reported to own surface lots that cover 2,271.9081 hectares (5,614 acres) of surface land where the mine, plant, housing and ancillary installations, dump and tailings areas, as well as the parcels where the water wells, power substation and pumping installations are located.

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below-surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

La Encantada mine is located within the Ejido Tenochtitlán. Minera La Encantada has purchased the surface rights from Ejido Tenochtitlán under the provisions included in the Mexican Mining Law to permit expropriation of surface rights for development of projects that are of general economic interest, including mining operations.

# 7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Encantada Silver Mine is located within an isolated mining district in northern México. It is located in the northern part of the physiographic province of the Sierra Madre Oriental in the NW portion of the State of Coahuila. It is located in the municipality of Ocampo, at about 120km to the N60°W from the city of Múzquiz, and 120km to the N7°W from the city of Ocampo, Coahuila.

UTM coordinates for La Encantada area are as follows: N – 3,139,550; E – 739,660.

La Encantada mining district consists of two main silver / lead underground mines, the La Encantada and the El Plomo mines. Both of these mine areas have been consolidated into one operation, which is now owned and operated by FMS.

## 7.1 *Accessibility*

Access to the mine is by charter airplane from Durango City (about 2:15 hrs flying time to the N30°E), or from Torreón City (about 1:15 hrs. to the N15°E). La Encantada holds the concession and permit to operate a private airstrip, under Secretaría de Comunicaciones y Transporte authorization dated February 20, 2006. The airstrip is paved, 1,200m long by 17m wide and located at 1,300m asl. Its geographic coordinates are: N - 28° 24′ 37″ and W - 102° 38′ 52.″

Access by road to La Encantada is by State Highway No. 93 (Múzquiz to Boquilla del Cármen) with 154km paved plus 14km dirt road to a detour by another dirt road of 46km to La Encantada. Driving time from the city of Múzquiz is approximately 2-½ hours. An alternative route is from the city of Ocampo, by 180km of dirt road through the villages of Ejido San Miguel and Eutimias to La Encantada. Driving time this way is about four to five hours. A new highway is under construction from the cities of Melchor and Múzquiz, Coahuila to Ojinaga, Chihuahua at the México - USA international border. This will shorten the access to La Encantada from major population centers. A project access map is shown in Figure 6-2.

## 7.2 *Infrastructure*

La Encantada's remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by Peñoles and Minera Los Angeles. La Encantada housing consists of 180 houses for employees, of which approximately 70 are currently in good usable condition, apart from an office, warehouses, club, restaurants, guest house and other facilities. Power supply to the camp is diesel generated and provided by FMS. Potable water supply is also provided by FMS.

FMS has installed a satellite system with internet communications that include two telephone lines. This system is provided by a Durango City-based company with national and international service. Internet

access is also available at the mine. Hand held radios are carried by all supervisors, managers and all vehicle operators for internal communications.

Most of the supplies and labor required for the operation are brought in from the city of Múzquiz, Coahuila.

## 7.3 *Climate, Vegetation*

Climate at La Encantada is semi-hot and dry desert. Annual average temperatures range from 18ºC to 22ºC, with a high of 30ºC and a low of 12ºC. Days with recorded freezing temperature are 20 to 40 during the year. Annual average rainfall varies from 100mm to 400mm with most of the rain occurring during the summer months in short storms. Predominant winds are to the NE.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is sparse in the area; principal crops are corn, beans and pumpkins. Fauna in the area consists of black bear, deer, cougar, some reptiles, wild boar, and of prey birds.

## 7.4 *Physiography, Hydrology*

La Encantada area is located in the northern part of the Sierra Madre Oriental, within the Bravo-Conchos region. This physiographic province presents elevations that vary, in the lower parts from 1,000m to 1,800m above sea level, while mountain ranges in the area present elevations that may reach over 3,500m asl. These are generally oriented in a NW direction.

La Encantada is located within the Presa Falcón-Río Salado hydrological basin, which originates at the junction of the Aura, Seco and Pájaros Azules creeks in Coahuila state and it drains through the State of Nuevo León into Falcón dam in the State of Tamaulipas. Surface rains are estimated as only 10mm to 20mm per year.

## 7.5 *Local Resources*

Local resources are based on the camp facilities at La Encantada; these are provided by FMS to the employees, including housing, power and water facilities. Communications are provided by the mine and entertainment is based on satellite dishes for TV reception.

The nearest major city to the mine is Múzquiz where most of the workers have their families. This is a major city where banking, schools, postal service, churches, and commercial facilities exist.

## 8.0 HISTORY

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. (Los Angeles). The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed from the period of 1956 to 1963. In 1963 the La Prieta deposit was discovered within the area. In 1967 Peñoles and Tormex established a 60/40 joint venture partnership (Minera La Encantada, S.A. de C.V.) to acquire and develop La Encantada project.

In 1973 Minera La Encantada installed a magnetic separation plant to process the oxides mineralization. This plant was replaced by a flotation plant in 1978. Peñoles further exploration at La Encantada resulted in the discovery and development of other mineral zones, such as the 660, Ojuelas, Escondida, Brecha San Javier, Milagros, and numerous veins. Recorded production in about 25 years by Minera La Encantada, S.A. de C.V. is about 6.0 million tonnes of ore at an average grade of Ag-418 g/t (13.44 oz/t) and Pb-9.83 percent (over 80 million ounces of silver and about 1.3 billion lbs of lead) until June 2002 when Peñoles shutdown the operation.

The La Prieta and La Escondida deposits were formed in vertical breccia pipes of oxidized mineralization emplaced within limestones. The La Prieta deposit consisted of a high grade silver/lead mineral concentration of approximately 130m in diameter by about 160m in vertical projection (1.7 MT). Some of the underground production levels reported average assays of about Ag -1,200 g/t and Pb 20 percent. This deposit has been partially exhausted. Exploration and development operations by Peñoles uncovered numerous other mineralized structures within the underground mine. Some of these areas remain to be fully developed. Additional geologic potential exists within the Aurora Formation, which holds the oxidized concentrations of minerals, and to depth in other favorable rock formations. The Cupido Formation, which lies under La Peña and Aurora formations is host to sulfide mineralization in other regions within the State of Coahuila, such as Ocampo, Lampazos, etc.

Processing oxidized mineralization was difficult and Peñoles tested various methods, including gravimetric concentration, magnetic separation and finally flotation with sulfidation. The common occurrence of native silver within the oxidized mineralization made it difficult to obtain efficient recoveries. Therefore, some of La Encantada tailings may be amenable to re-processing by different metallurgical methods.

In July 1, 2004 Peñoles awarded a contract to operate La Encantada mine, processing plant, and all included installed facilities to a junior company, Desmín, S.A. de C.V. Desmín operated the mine and processing plant at a 25 percent capacity until Novemeber 1 , 2006 when FMS purchased all outstanding shares of Desmín. Subsequently FMS reached an agreement to acquire all outstanding shares of Minera La Encantada, S.A. de C.V. from Peñoles. FMS also acquired from Peñoles, as of March 20, 2007 the royalty payment that was established in Desmín's operating contract; therefore, FMS is now full owner of La Encantada Silver Mine and all its assets, including mineral rights, surface rights position, water rights, processing plant and ancillary facilities. FMS is also full owner of all Desmín shares.

In 2003 Peñoles reported proven and probable reserves at the closing of La Encantada including 485,000 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. FMS current exploration efforts are directed to explore other areas of interest within the extensive underground workings, validate these historical figures and advance development of additional exploration targets.

## 9.0 GEOLOGICAL SETTING

La Encantada mining district consists of skarn deposits with concentrations of silver, lead, iron and zinc in oxidized mineralization enclosed by calcareous sedimentary formations of Cretaceous age. These mineral concentrations present variable morphology from vein and bedded deposits, that generally occur in the upper part of the sedimentary sequence, to breccia pipe deposits (mineralized chimneys), bedded and stockwork areas in the intermediate zone, and metasomatic deposits with hornfels and skarn in bedded and stockwork zones in the lower portion of the sequence near granodiorite to diorite composition intrusive stocks.

### 9.1 *Regional Geology, Structural*

La Encantada mining district is located within the Sierra Madre Oriental. It is located in the eastern flank on a regional anticline. This consists of a complex, folded and predominantly NW-SE faulted sequence of Mezozoic calcareous rocks. The sedimentary rocks comprise limestone, dolomites and argillaceous rocks that range in age from the upper part of Lower Cretaceous to the upper part of Upper Cretaceous age. These rocks are enclosed by the sedimentary formations of Cupido (oldest), La Peña, Aurora, Cuesta del Cura, Georgetown, Del Río and Buda.

This sedimentary sequence was affected (Late Oligocene?) by intrusive stocks of dioritic to granodioritic composition, which branched out into the calcareous formations as dikes, sills and stocks. Metamorphic rocks were then created by the associated alteration, such as marble, skarn and hornfels.

Cupido Formation (Hauterivian to Barremian, Lower Cretaceous age) has been identified in the lower parts of La Encantada mine, at the underground level 535, as well as in some drill hole intercepts adjoining the La Morena deposit. Its upper contact is gradational into the La Peña Formation. The Cupido Formation hosts sulfide mineralization in other regions in Coahuila State, such as Lampazos and Ocampo, as appears to be the case in the lower parts of La Encantada mine.

La Peña Formation (Aptian – Lower Albian, Lower to Middle Cretaceous age) consists of a 60m thick sequence of calcareous shales intercalated with thin bedded limestones and dolomites. At La Encantada it occurs as a thin bedded sequence of black and carbonaceous shales. They appear to have been deposited in a reducing environment. La Peña formation appears to have acted as a seal for mineralizing fluids.

Aurora Formation (Lower to Middle Albian, Lower Cretaceous age) hosts most of the mineral concentrations at La Encantada. It consists of a sequence of thick to massive beds of intercalated limestones and dolomites. Thickness of this formation at the mine is estimated to be about 500m.

Figure 9-1 shows La Encantada regional stratigraphic column.

*Depósitos de Pb-Zn-Cu-Ba-F-Sr tipo Mississippi Valley*

NORESTE DE MÉXICO



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project No
70567

Project Name
La Encantada Mine

FIGURE 9-1
STRATIGRAPHIC COLUMN

Date of Issue
Jun/2007

Drawing Name
Fig.9-1.cdr

La Encantada is located in the eastern flank of a regional anticline within the Sierra Madre Oriental. The area shows weak structural features. It appears that the effects of the intrusives in the area are mainly characterized by assimilation of the sediments, rather than faulting and major disturbances caused by the uplifting forces. Most of the recognized faults within the area are normal faults with lineaments oriented in the N60°-80°E and N30°W directions. Figure 9-2 shows La Encantada regional geologic map.

## 9.2 *Deposit Geology, Structural*

The Aurora Formation appears to represent favorable physical - chemical characteristics for deposition of mineral concentrations. These are indicated by intercalated limestones and dolomites with intense fracturing in areas of fault intersections or in brecciated zones that appear to be related to deep-seated intrusive stocks, sills or dikes.

At La Encantada mine workings, rocks of the Cupido, La Peña and Aurora formationsare identified, as well as some aphanitic dikes of apparent basic composition, and coarse-grained dikes and stocks of dioritic to granodioritic composition. No outcroppings of the intrusive stocks have been identified in La Encantada area.

The most important mineral concentrations developed at La Encantada consist of mineralized breccia zones that appear to be related to and originated by deep-seated intrusive stocks. A halo of metasomatic rocks occur associated with the intrusive stocks, from marble in the outer parts to skarn with garnets (grossularite and andradite) as well as hornfels facies in proximity to the intrusive.

The La Encantada mine is located on a mountain range that corresponds to a symmetrical anticline. The La Encantada mountain range presents an extension in a NW-SE direction of about 45km, with elevations asl that vary from about 1,500m to over 2,400m. This mountain range is affected by a regional fault zone (La Encantada – Norias fault) that puts in contact the Aurora (Albian) and the Georgetown (Upper Albian) Formations. The anticline is affected by a series of normal secondary faults, as well as by a system of faults and fractures of regional behavior that generally occur in a NE-SW direction. These structural systems are important at La Encantada because they create conditions for mineralization emplacement.

Figure 9-3 shows a regional geologic longitudinal section of La Encantada area.


LA ENCANTADA
MINE
SESTEADERO
LOMAS LAS CANDELARIAS
El Oronzo
San Quintero
Zulumas
Acebuches
32
33
34
35
36
44
40
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
70567
Drawing Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig9-2.dwg

FIGURE 9-2
REGIONAL GEOLOGIC MAP



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig.9-3.cdr


FIGURE 9-3
GEOLOGIC CROSS SECTION
LA ENCANTADA MINE

## 10.0 DEPOSIT TYPES

La Encantada mineral deposit consists of oxidized mineral concentrations of silver, lead, hematite, and oxidized secondary minerals, such as cerussite, anglesite and others in minor concentrations. These are enclosed by a Cretaceous limestone formation. This calcareous formation has been affected by a regional, deep-seated granodiorite intrusive which branched out into the sedimentary rocks as stocks, dikes and sills. The regional intrusion has created a complex permeable structural environment that allowed emplacement of mineralization in concentrations of variable sizes and morphological characteristics. Two main intrusive granodiorite stocks have been identified within the La Encantada region, both of these have created domic structures on the sedimentary formations, where the largest known mineral concentrations, at La Prieta and La Escondida (La Encantada area), and at El Plomo area are associated with these stocks.

A subsequent long process of oxidation and secondary enrichment has created the La Encantada mineral deposits. These occur as breccia pipes, skarn deposits, breccia zones (stockworks), replacement beds, vein deposits and other irregular concentrations that occur at intersections of two main fault systems, one oriented to the NE and another to the NW. These concentrations may be related, in proximity or away from stocks or dikes, within breccia or fault zones. Dense occurrence of mineral replacement beds is observed associated with major structural areas, such as breccia pipes and breccia zones. Deep drilling and deeper workings have intercepted primary sulfides mineralization, near the regional granodiorite stocks, that includes lead, zinc, silver and pyrite. Figure 10-1 shows a general sketch of La Encantada geologic model.

Identified mineral concentrations that have been developed and mined out at La Encantada vary in size and morphology. During the mine life some common characteristics and occurrences have been defined are as follows:

| Deposits Morphology | General Size |
|---|---|
| • Breccia pipes | + 2.00 M Tonnes |
| • Skarn zones | + 2.00 " |
| • Breccia zones (Stockworks) | + 1.00 " |
| • Vein deposits | +/-0.50 " |
| • Bedded replacements and others | Up to 50,000 T |

Vertical known extension of the mineralized zone within La Encantada area is of about 450 m. It is still opened for geologic potential to depth. Spatial distribution of these deposits appears to be as follows:

- Upper part of La Encantada: Vein and bedded replacements.
- Middle part of La Encantada: Breccia pipes, bedded replacements and irregular concentrations.
- Lower part of La Encantada: Skarn deposits, metasomatic deposits, bedded replacements and stockwork zones.


GEOLOGIC MODEL
Aurora
La Peña
Cupido
(Limestone-Shale)
Emplacement level
Intrusive proximity
LEGEND
Zinc ore bodies
Tertiary intrusives
Skarn
Hornfel
Marmol
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
FIGURE 10-1
LA ENCANTADA MINE
SKETCH of GEOLOGIC MODEL
Date of Issue
Jun/2007
Drawing Name
10-1.cdr

The regional stratigraphic column at La Encantada shows the oxidized mineralization to be hosted by the Createaceous Aurora Formation (Lower to Medium Albian age), which consists of limestone and dolomitic rocks. The Aurora Formation lies conformable on the La Peña Formation (Lower Albian, Aptian age) which consists of a sequence of about 60m of thin bedded shales of argillaceous composition. This formation appears to have acted as a seal for mineralizing fluids.

The La Peña formation overlies the Cupido Formation (Hauteviriano – Barremiano age), which hosts primary sulfides mineral concentrations in other regions of Coahuila State, such as Ocampo, Lampazos, etc. This formation has been identified at depth, 1500 level, of La Encantada mine workings.

## 11.0 MINERALIZATION

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. Most mining activity at La Encantada has been developed within these oxidized mineral deposits and only some drilling and limited underground access has occurred in the primary sulfides mineral concentrations (La Morena deposit).

Figure 11-1 shows a representative longitudinal section through the La Encantada area.

The most important mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulfates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerrussite) and sulfates (anglesite) and other oxides. Figure 11-2 shows high-grade silver in cerrussite concentration at the Chicotón breccia zone.

The La Encantada mineral assemblage occurs within a range of about 435m in vertical extension (2035m to 1600m asl). Below the 1600m elevation, at the La Morena deposit in the SW portion of La Encantada area, primary sulfide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite.

According to historical records by Peñoles, the typical mineralization in the oxidized deposits contains about 400 g/t Ag, 5 percent Pb, and 20 percent Fe. In some parts of La Encantada area, within oxide concentrations and in some bedded replacement zones, the economic minerals may reach grades of about 1,150 g/t Ag, 20 percent Pb and 30 percent Fe (Mantos at underground levels 710 and 720).

Figure 11-3 shows typical sulfides mineralization (massive Zn/Pb/Ag at the La Morena deposit, underground Level 1635.

Primary sulfides at the Milagros stockwork zone show typical grades of 4.5 percent Zn, 1.0 percent Pb and 50 g/t Ag.


AREA LA PRIETA
AREA SAN FRANCISCO
AREA SAN JAVIER
AREA LA ESCALERA
C. CURA
MANTOS 560
NV. 635
CUERPO BONANZA
FM. AURORA
NV. 790
1600
1500
EL MILAGRO
FM. LA PENA
FM. LA PENA
FM. CUPIDO
FM. CUPIDO
OJUELAS
SKN
TGD
Elev. 1450
Ag: 300 g/t
12% Pb
SCALE
0
100
200
400
METERS

| Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.** | FIGURE 11-1 REPRESENTATIVE LONGITUDINAL SECTION | Date of Issue Jun/2007 |
|---|---|---|---|
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig11-1.dwg |

FIGURE 11-2
HIGH GRADE Ag-Pb at CHICOTON

| Prepared by | Drawing Provided by/Prepared for | Date of Issue |
| --- | --- | --- |
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | Jun/2007 |
| Project No. [illegible]567 | Project Name: La Encantada Mine | Drawing Name: [illegible] 11-2.cdr |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.*<br>Project Name<br>La Encantada Mine | FIGURE 11-3<br>LA MORENA SULFIDES | Jun/2007<br>Drawing Name<br>Fig.11-3.cdr |
| Project No. 70567 | | | |

# 12.0 EXPLORATION

## 12.1 *Introduction*

La Encantada Silver Mine has been subjected to exploration programs from its discovery in the 1950s, by prospectors in the early stages and by Peñoles since the late 1960s to 2003. FMS has initiated an aggressive program of exploration based on Peñoles incomplete program. Peñoles exploration program was designed to identify large tonnage targets, such as La Prieta, La Escondida and El Plomo mineralized breccia pipes, while other mineral concentrations of medium and small volume were left unmined.

FMS is focusing exploration efforts on large volume targets while mining small to medium size volume mineral concentrations that were left within access along the workings. Many of these areas may represent mineral concentrations of 10,000 to 100,000 tonnes of high grade ores, such as Bonanza, Milagros and San Javier at Level 790 in the northeast part of La Encantada mine. Other exploration targets are the San Francisco bedded deposits and the Azul y Oro breccia zone and associated veins.

## 12.2 *Exploration Programs*

Key geologic features for exploration at La Encantada are lithologic (interbedded limestones and dolomites), structural (NW and NE fault intersections), and associations with intrusive rocks. Therefore, all exploration programs are based on identification of these geologic characteristics.

The most important mineral concentrations known to date have been La Prieta, La Escondia and El Plomo breccia pipes. These deposits represented volumes with 1.0 to 2.0 Mt. These have been mostly exhausted, although some oxidized minerals were left unmined at the bottom of La Prieta deposit. These mineral concentrations generally grade about 400g/t Ag, 5.00 percent Pb and 20 percent Fe.

Bedded concentrations were found to be associated with the breccia pipe zones at the underground levels 710 and 720. They generally held high grade mineralization, which typically were about 1,150 g/t Ag and 20 percent Pb. These deposits generally represented volumes with 20,000 to 50,000 t and occasionally up to 0.50Mt.

In the skarn area, near the granodiorite intrusive, the mineralized stockwork with primary sulfides shows typical grades of 4.5 percent Zn, 1.0 percent Pb and 50g/t Ag.

FMS's program of exploration is designed to investigate the Milagros and San Javier breccia zones, as well as the San Francisco bedded deposits and the Bonanza area where numerous veins occur associated with the Bonanza dike. The La Escalera breccia zone appears to be a significant target for exploration.

### 12.2.1 Geophysical Exploration

In May 1994 Peñoles carried out an air magnetic survey that located 4 magnetic anomalies that may be related to intrusive stocks. They appear to indicate the major mineralized breccia pipe zones such as La Prieta and the San Javier / Milagros zone. Other anomalous zones have not been investigated. These were programmed for drilling but were not investigated. FMS has incorporated programs to drill these targets from underground and surface access sites, including Anomaly B to be drilled during the second half of 2007.

### 12.2.2 Geochemical Exploration

In 1987 Peñoles supported a geochemical and isotopic study to investigate the La Escalera area at the northeast portion of the district. This study was based on sampling calcites from veinlets, stockwork and outcrops.

This study's conclusions were that the La Encantada is a high-temperature, carbonate hosted, intrusive-centered deposit with oxidized mineralization in chimneys and mantos hosted by Cretaceous rocks. Other similar deposits in northern México include Naica, Santa Eulalia, Mapimí, Velardeña, San Martín and Concepción del Oro.

This study also concluded that the surface expression of these deposits consists of calcite stockworks and veinlets with iron and manganese.

The geochemical signature with Pb/As and Pb/Sb ratios at La Encantada indicated that La Escalera area maybe a similar deposit as that of La Prieta at a higher elevation or deeper into the rock column. La Prieta outcropped at about 1,800m, while La Escalera appears to be located under rocks that reach an elevation of 2,300m. FMS exploration includes an aggressive program of drift rehabilitation, additional drifting and drilling to explore the La Escalera zone.

## 12.3 *Drilling*

Drilling programs at La Encantada have been limited since the best exploration results may have been obtained through underground development. Additionally, topographic conditions at the mine and irregular morphology of mineral concentrations make it difficult to plan for drilling. Therefore, drilling from underground sites and mine workings have proven to be the most effective combination for exploration at La Encantada.

No drilling has been carried out at La Encantada since 2002 when Peñoles decided to shut down the operation. Desmín efforts were focused on mine production from 2003 to November 2006, when FMS took control of the mine and company. FMS is preparing an underground drilling program to investigate several targets.


Anomalia A
B
San Javier
La Prieta
C
D
10000 N
3139000
739000
10000 E
0
2.0 Km
MAGNETOMETRIA AEREA
MINA LA ENCANTADA
INTENSIDAD MAGNETICA TOTAL
(Peñoles Mayo/1994)
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
12-1.cdr

FIGURE 12-1
MAGNETIC ANOMALIES

### 12.3.1 Exploration Drilling

FMS exploration activities for La Encantada mine include, apart from the planned drill program, an aggressive underground exploration development for access to areas of geologic interest and for preparation of drill sites. This program, scheduled for the second semester of 2007, consists of a total underground development of 3,720m including drifts, crosscuts, raises, ramps and stopes development.

Details of this program are included in Table 12-1, total underground development al La Encantada for the 2nd half of 2007.

**TABLE 12-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**Exploration Program of Underground Development**

| Development Meters | Levels | Areas in the mine |
|---|---|---|
| 862 | 2035, 1850, 1870, 1790. | Crosscuts: Curva, Núcleo, Bonanza, 220, 495. Raises: Various. Stopes: 100. Ramp:346NE. |
| 920 | 1970, 1940, 1930, 1910, 1840, 1672. | Crosscuts and Stopes: Bonanza, Milagros, San Francisco, 144, Various. |
| 1,400 | 1900, 1710 - 1715, 1672, 1635, 1631. | Crosscuts: Bonanza, Traza Ojitos, Roca Roquita, Zona Prieta.Ramps: 165N, Polvorín. |
| 540 | 1870 | Drifts: San Francisco, Azul y Oro. Stopes: San Francisco. |
| 1,000 | 1900, 1880, 1870, 1840, 1790, 1710, 1672, 1660, 1635. | Crosscuts: Various. Ramps: Various. |
| 4,722 | | Exploration development at La Encantada Mine. |

The FMS exploration program for La Encantada includes an aggressive underground and drilling plan that has a high probability of success given the geological conditions of the mineralization at the mine. In PAH's opinion the combination of direct exploration methods, drilling and underground development represent a good balance for exploration at La Encantada. The program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increased increment to the resource base and a higher level of reserves for the mine. In PAH's opinion, FMS exploration program at La Encantada represents an aggressive exploration program with a high probability of success, which would lengthen the mine's life.

## 13.0 DRILLING

FMS has not carried out drilling at La Encantada as yet. FMS is in the process of contracting a drilling company to develop an aggressive drilling program from surface and from underground sites.

FMS has prepared a drilling program which initially will be from underground stations. A drill program from surface is planned later after surface mapping is completed and targets are defined. Table 13-1 lists the drilling program for the second half of 2007.

**TABLE 13-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Underground Drilling Program, Second Semester 2007**

| | | | | Level 790 Crosscut 100 |
|---|---|---|---|---|
| Drill Hole | Strike | Length, m | Inclination | TARGET |
| Az y oro 790-1 | S 05 W | 200 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro 790-2 | S 15 E | 150 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro 790-3 | S 40 E | 145 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro 790-4 | N 65 W | 100 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro790-5 | N 30 W | 100 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Az y oro 790-6 | N 03 E | 100 | Horizontal | Intersect vein Azul y Oro and Dikes 170 and 184 |
| Subotal | | 795 | Meters | |
| | | | | Level 790 Crosscut 100 |
| Bx. Esc. 790-1 | N 15 E | 120 | Horizontal | Explore Brecha La Escalera |
| Bx. Esc. 790-2 | N 50 E | 250 | Horizontal | |
| Bx. Esc. 790-3 | ESTE | 250 | Horizontal | Explore Brecha La Escalera |
| Bx. Esc. 790-4 | S 65 E | 200 | Horizontal | |
| Bx. Esc. 790-5 | SUR | 100 | Horizontal | Explore Brecha La Escalera |
| Bx. Esc. 790-6 | S 45 W | 200 | Horizontal | |
| Subtotal | | 1120 | Meters | |
| | | | | Level 850 Ramp 346 |
| Anomalia B-1 | N 65 E | 300 | Horizontal | Explore Anomaly B |
| Anomalia B-2 | N 45 E | 300 | Horizontal | Explore Anomaly B |
| Subtotal | | 600 | Meters | |
| | | | | Level 621 |
| 621-1 | W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| 621-2 | S 63 W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| 621-3 | S 35 W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| Subtotal | | 300 | Meters | |
| | | | | Level 631 |
| 631-1 | N 85 E | 100 | Horizontal | Test projections of Cuerpo Ojuelas to the East |
| 631-2 | S 70 E | 110 | Horizontal | Test projections of Cuerpo Ojuelas to the East |
| 631-3 | S 40 E | 150 | Horizontal | Test projections of Cuerpo Ojuelas to the East |
| 631-4 | S 32 W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| 631-5 | S 15 W | 100 | Horizontal | Test projection of Cuerpo 660 W |
| Subtotal | | 560 | Meters | |
| TOTAL | | 3375 | Meters | |

FMS drilling program for second semester of 2007 includes 3,375 meters in 22 underground drill holes. This program is distributed as follows:

- Breccia Azul y Oro, 6 dh, 795m
- Breccia La Escalera, 6 dh, 1,120m

- Anomaly B, 2 dh, 600m
- Cuerpo 660W, 3 dh, 300m, and
- Cuerpo 660E and Ojuela, 5 dh, 560m.

Figure 13-1 shows the drilling program for Breccias Azul y Oro and La Escalera.

Figure 13-2 shows the drilling program for Anomalia B.

Figure 13-3 shows the drilling program for Cuerpo 660 W.

Figure 13-4 shows the drilling program for Cuerpo 660 E and Ojuela.

PAH believes that this drilling program from underground workings, in combination with underground development, appropriate and well designed to explore promising targets. Geologic potential exists to discover additional mineralized zones along the development workings. Estimated budget for this program is included in Section 22 of this Report - Recommendations.



AREA SAN JAVIER
NIVEL 1790 CRO 100
TRAZA VETA AZUL Y ORO
VETA AZUL Y ORO
BRECHA LA ESCALERA
AREA SAN FRANCISCO
BARRENOS DE EXPLORACION PROGRAMADOS
BARRENOS DE EXPLORACION PROGRAMADOS
OBRAS DE EXPLORACION PROGRAMADAS
AREA ALTO DE FALLA MARIA ISABEL
AREA LA PRIETA
TIRO SAN JUAN
TIRO SAN MANUEL
SCALE 0 150 300 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg


FIGURE 13-1
LA ESCALERA and AZUL Y ORO

12100 N
12000 N
11900 N
11800 N
11700 N
11600 N
11500 N

800 MTS BARRENACION

NIVEL 1850

ANOMALIA B

BARRENO N 35 W 400 MTS HRZ

BARRENO N 40 W 400 MTS HRZ

11200 E
11300 E
11400 E
11500 E
11600 E
11700 E
11800 E
11900 E
12000 E
12100 E
12200 E

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 13-2<br>DRILLING PROGRAM<br>ANOMALIA B | Jun/2007 |
| Project No. 70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig13-2.dwg |


CPO. 660
10250 N
10200 N
10150 N
10100 N
9950 E
10000 E
10050 E
10100 E
10150 E
10200 E
AREA INFERIDA DEL CPO.
660 AL PONIENTE
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
0567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
3.dwg

FIGURE 13-3
DRILLING PROGRAM
CUERPO 660 W

CPO. 660
10250 N
10200 N
10150 N
10100 N
10050 N
9950 E
10000 E
10050 E
10100 E
10150 E
10200 E
10250 E
TIRO SAN FCO
AREA BARRENADA
DESDE EL NIVEL 660
AREA INFERIDA DEL
CPO. 660 AL W
AREA INFERIDA DEL
CPO. 660 AL E
N


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada Mine

FIGURE 13-4
DRILLING PROGRAM
CUERPO 660 E and OJUELA

Date of Issue
Jun/2007

Drawing Name
Fig13-4.dwg

## 14.0 SAMPLING METHOD AND APPROACH

PAH reviewed La Encantada's sampling program for the preparation of this Technical Report. La Encantada's current sampling team consists of two sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. No core samples are taken at this time at La Encantada.

Exploration sampling for reserve delineation at La Encantada mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings in breccia zones. Sampling crews take channel samples at regular intervals of 2m to 3m, typically with one or several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of 1m or less, along the channel, depending on geologic features.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification.

PAH recommends that sampling procedures include field duplicate samples (for instance, 1 duplicate for every 20 samples) to confirm sample preparation and assaying methods. Figure 14-1 shows channel sample at Bonanza zone. Figure 14-2 shows channel samples at Milagros breccia zone.

Drill hole data provided by Peñoles are locally included in the resource/reserve calculations, and are applied by La Encantada with conservatism. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

The samples are brought into the La Encantada laboratory for preparation and assaying.

PAH's opinion, the channel sampling and methods applied by La Encantada exploration and mining crews, is done carefully and responsibility by well trained samplers. The sampling appears to reconcile with silver / lead production and sales by Minera La Encantada. The channel samples appear to properly represent the mineralization of La Encantada deposits, therefore, they are acceptable for resource and reserve estimates.


511
510

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-1<br>CHANNEL SAMPLING at BONANZA ZONE | Jun/2007 |
| Project No. 70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig.14-1.cdr |

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-2<br>CHANNEL SAMPLING at MILAGROS BRECCIA ZONE | Jun/2007 |
| Project No. ...567 | Project Name: La Encantada Mine | | Drawing Name: ...14-2.cdr |

# 15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

## 15.1 *Sample Preparation*

Channel, exploration, mine development and production, and plant samples are sent to La Encantada's on-site laboratories for chemical analysis of silver, lead, iron, zinc and manganese. Silver assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA). A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams for head samples; and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of $\pm$ 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

## 15.2 *Laboratory Facilities*

PAH notes that the La Encantada laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently conducts about 50 to 60 samples by fire assay and about 120 samples by AA per day, including exploration samples, development samples, and mill samples. Laboratory personnel include five sample prep operators, including one or two on leave, one Chief Chemist/AA and one Assistant Operator in fire assay and AA, one weighing samples and reporting results.

The on-site laboratories consist of two separate buildings for sample preparation and for assaying. The assaying facility includes electric equipment, two crushers, one ball mill and two electric furnaces. Solution samples are analyzed with a Perkins Elmer 2380 Atomic Absorption unit. Recently FMS has established a QC procedure by sending mine samples and/or pulps to an outside laboratory, usually Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 10. FMS intends to establish a QC procedure by checking assays. Drill samples will be duplicated as suggested by PAH, including field duplicates, standard samples and introduction of blank samples. Figure 15-1 shows sample preparation, hand splitting.



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 15-1<br>SAMPLE PREP HAND SPLITTING | Jun/2007 |
| Project No. 567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig 15-1.cdr |

## 15.3 *Check Assaying*

To evaluate sample quality control La Encantada personnel performs periodic check analyses on samples. Since November 2006, La Encantada has sent about 10 to 30 samples each month to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. La Encantada has analyzed a total of nine pulp check samples and twelve duplicate samples for the month of March 2007.

Table 15-1 and Figure 15-2 show the assay results and graphs from the La Encantada and comparison to Inspectorate Laboratories, for nine March 2007 pulp samples.

**TABLE 15-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Sample Pulps Check**

| Sample No. | Inspectorate Lab Ag g/tonne | La Encantada Ag g/tonne | Difference % | Sample ID |
|---|---|---|---|---|
| 134411 | 604.30 | 520.00 | 16.2 | M1 |
| 134422 | 461.80 | 390.00 | 18.4 | M2 |
| 134455 | 585.00 | 550.00 | 6.4 | M3 |
| 134466 | 1,409.20 | 1,050.00 | 34.2 | M4 |
| 134478 | 706.90 | 550.00 | 28.5 | M5 |
| 134489 | 1,492.90 | 1,430.00 | 4.4 | M6 |
| 134500 | 432.50 | 400.00 | 8.1 | M7 |
| 134522 | 938.00 | 840.00 | 11.7 | M8 |
| 134533 | 685.80 | 640.00 | 7.2 | M9 |
| | Correlation | 0.97 | | |

Table 15-2 and Figure 15-3 show the assay results and graphs from La Encantada and Inspectorate Laboratories, for twelve duplicate samples corresponding to the month of March 2007.

The pulp samples mineral content range includes assays that vary from 432 to 1,492 g/t Ag. Average correlation coefficient of the silver grades is excellent for the set of samples, at 97 percent, although the difference shows highly conservative assays by the La Encantada lab. PAH believes that the reproducibility of silver grades is reasonable, within acceptable industry practices.

The channel samples reproducibility for silver assays is at a correlation coefficient of 87 percent, with high variable differences of the silver grade. Most sample checks resulted in conservative assays for La Encantada lab. These results may appear to indicate that sample preparation is a critical phase in the assaying of La Encantada samples, which may also be related to the nature of the oxidized mineralization.


1600
1400
1200
1000
800
600
400
200
0
1
2
3
4
5
6
7
8
9
ENSAYES INSPECTORATE
ENSAYES LA ENCANTADA


M6
M4
M8
M9
M1
M5
M3
M2
M7
Inspectorate
La Encantada
Series1
Linear (Series1)

| Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for *FIRST MAJESTIC SILVER Corp.* | FIGURE 15-2 SAMPLE PULP CHECK | Date of Issue Jun/2007 |
|---|---|---|---|
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig15-2.dwg |


1500
1200
900
600
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0
1
2
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ENSAYES INSPECTORATE
ENSAYES LA ENCANTADA


M5
M3
M7
M9
M1
M10
M2
M4
M12
M8
M6
M11
Inspectorate
La Encantada
Series1
Linear (Series1)

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Encantada Mine

FIGURE 15-3
CHANNEL SAMPLE CHECK

Date of Issue
Jun/2007

Drawing Name
Fig15-3.dwg

**TABLE 15-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Channel Sample Check**

| Sample No. | Inspectorate Lab Ag g/tonne | La Encantada Ag g/tonne | Difference % | Sample ID |
|---|---|---|---|---|
| 134901 | 608.90 | 520.00 | 17.1 | M1 |
| 134902 | 511.20 | 390.00 | 31.1 | M2 |
| 134903 | 1,272.80 | 1,020.00 | 24.8 | M3 |
| 134905 | 564.50 | 550.00 | 2.6 | M4 |
| 134906 | 1,453.30 | 1,050.00 | 38.4 | M5 |
| 134907 | 294.60 | 550.00 | -46.4 | M6 |
| 134908 | 1,252.40 | 1,430.00 | -12.4 | M7 |
| 134909 | 388.30 | 400.00 | -2.9 | M8 |
| 134911 | 1,048.40 | 840.00 | 24.8 | M9 |
| 134912 | 611.20 | 640.00 | -4.5 | M10 |
| 134917 | 246.50 | 210.00 | 17.4 | M11 |
| 134918 | 493.00 | 760.00 | -35.1 | M12 |
| | Correlation | 0.87 | | |

PAH suggests the implementation of a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples to keep a close control of the assay results.

## 15.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at La Encantada mine, and that most of La Encantada's data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Encantada operation is being conducted by FMS in a reasonable manner consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the deposits mineralization and believes that they may be used with acceptable confidence in the estimation of the mineable reserves.

## 16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Encantada mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine. Peñoles developed and operated La Encantada mine for over 25 years producing over 80 million ounces of silver. Peñoles is one of the leading Mexican mining companies and the world's first silver producer. Peñoles exploration programs are carried out based on state-of-the-art technologies; therefore, La Encantada database appears to have been developed in accordance with industry accepted standards.

FMS is in the process of establishing a systematic procedure to verify data and quality control which has proven effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMS initiated an effective control of La Encantada operations since November 2006 when it took control of the mining operation. La Encantada maintains an active program of assay checks for the production of concentrates at the mine's lab, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 presents a summary of concentrate assays for March and April, 2007 of shipments to MET-MEX Peñoles. This summary presents a comparison of assays by La Encantada and Peñoles.

The coefficient of correlation is excellent for silver, gold and weight. Lead does not correlate due to incomplete assay results from both sets of data.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the concentrates produced at La Encantada and shipped to the smelter.

However, PAH recommends adding field duplicate samples, including correlation analysis of results of duplicate checks. PAH's conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable reserves.

TABLE 16-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Mine
Concentrate Assay Comparison for March, April, 2007

| First Majestic Silver Corp. (Desmin) | | | | | | | | MET - MEX Peñoles | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Shipment | Weight | Assays | | | Content | | | Weight | Assays | | | Content | | |
| No. | (Tonnes) | Gold | Silver | Lead | Gold | Silver | Lead | (Tonnes) | Gold | Silver | Lead | Gold | Silver | Lead |
| | | g/Tonne | Kg/Tonne | % | Kg | Kg | Kg | | g/Tonne | Kg/Tonne | % | Kg | Kg | Kg |
| DES-20-07 | 33.734 | 0.200 | 5.250 | NO REP. | 0.007 | 177.104 | 0.000 | 34.273 | 0.200 | 5.124 | 12.360 | 0.007 | 175.615 | 4,236.138 |
| DES-21-07 | 32.287 | 0.200 | 15.210 | 15.580 | 0.006 | 491.085 | 5,030.315 | 32.535 | 0.200 | 15.035 | 15.420 | 0.007 | 489.170 | 5,016.858 |
| DES-22-07 | 31.335 | 0.200 | 12.690 | 16.020 | 0.006 | 397.641 | 5,019.867 | 31.453 | 0.200 | 12.668 | 0.000 | 0.006 | 398.452 | 0.000 |
| DES-23-07 | 28.301 | 0.200 | 10.300 | 12.880 | 0.006 | 291.500 | 3,645.169 | 28.463 | 0.200 | 10.376 | 0.000 | 0.006 | 295.327 | 0.000 |
| DES-24-07 | 30.670 | 0.200 | 13.300 | 14.270 | 0.006 | 407.911 | 4,376.609 | 30.751 | 0.200 | 13.220 | 0.000 | 0.006 | 406.522 | 0.000 |
| DES-25-07 | 31.658 | 0.200 | 9.600 | 10.850 | 0.006 | 303.917 | 3,434.893 | 31.915 | 0.200 | 9.386 | 0.000 | 0.006 | 299.550 | 0.000 |
| DES-26-07 | 32.717 | 0.200 | 15.800 | 19.740 | 0.007 | 516.929 | 6,458.336 | 33.242 | 0.200 | 15.792 | 19.230 | 0.007 | 524.948 | 6,392.512 |
| DES-27-07 | 30.971 | 0.200 | 10.400 | 14.730 | 0.006 | 322.098 | 4,562.028 | 32.176 | 0.200 | 10.817 | 15.060 | 0.006 | 348.065 | 4,845.731 |
| DES-28-07 | 32.090 | 0.200 | 4.950 | 9.420 | 0.006 | 158.846 | 3,022.878 | 32.534 | 0.200 | 4.930 | 11.300 | 0.007 | 160.405 | 3,676.352 |
| DES-29-07 | 33.763 | 0.200 | 4.027 | 13.230 | 0.007 | 135.964 | 4,466.645 | 33.893 | 0.200 | 4.087 | 13.710 | 0.007 | 138.536 | 4,646.793 |
| DES-30-07 | 33.367 | 0.200 | 3.690 | 11.700 | 0.007 | 123.124 | 3,903.939 | 33.515 | 0.200 | 3.689 | 13.300 | 0.007 | 123.631 | 4,457.472 |
| DES-15-07 | 31.119 | 0.200 | 5.940 | 0.000 | 0.006 | 184.847 | 0.000 | 31.105 | 0.200 | 5.789 | 6.150 | 0.006 | 180.078 | 1,912.982 |
| DES-16-07 | 29.563 | 0.200 | 5.980 | 0.000 | 0.006 | 176.787 | 0.000 | 31.564 | 0.200 | 5.884 | 9.520 | 0.006 | 185.708 | 3,004.855 |
| DES-17-07 | 32.456 | 0.200 | 4.760 | 0.000 | 0.006 | 154.491 | 0.000 | 32.868 | 0.200 | 4.786 | 11.130 | 0.007 | 157.301 | 3,658.208 |
| DES-18-07 | 33.486 | 0.200 | 5.050 | 0.000 | 0.007 | 169.104 | 0.000 | 33.183 | 0.200 | 5.067 | 12.640 | 0.007 | 168.143 | 4,194.331 |
| DES-19-07 | 32.326 | 0.200 | 4.710 | 0.000 | 0.006 | 152.255 | 0.000 | 32.662 | 0.200 | 4.641 | 9.540 | 0.007 | 151.593 | 3,115.908 |
| Total | 509.843 | 3.200 | 131.657 | 138.420 | 0.102 | 4,163.602 | 43,920.878 | 516.132 | 3.200 | 131.292 | 149.360 | 0.103 | 4,203.047 | 49,158.142 |
| Correlations | 0.94 | 1.00 | 1.00 | 0.03 | 0.94 | 1.00 | 0.04 | | | | | | | |



Assay Comparison of Silver
Grade (Kg/Tonne)
18
16
14
12
10
8
6
4
2
0
DES-20-07
DES-21-07
DES-22-07
DES-23-07
DES-24-07
DES-25-07
DES-26-07
DES-27-07
DES-28-07
DES-29-07
DES-30-07
DES-15-07
DES-16-07
DES-17-07
DES-18-07
DES-19-07
Shipments Mar+Apr 2007
FMS Silver Assay
Penoles Silver Assay

## 17.0 ADJACENT PROPERTIES

No adjacent properties exist within the surrounding area of La Encantada. El Plomo mine was operated as an independent mine for a period of time during the early stages of La Encantada development; however, around 1983 it was purchased by Minera La Encantada and it is has been part of La Encantada mine since then. Underground developments of La Encantada and El Plomo were connected and established as one underground system. No other mine exists nearby the La Encantada area.

La Encantada mine is located at about 100km from the cities of Ocampo and Músquiz, Coahuila.

La Encantada housing facilities include 180 single family houses, events center, hotel and three restaurants, sport facilities for soccer, squash and bowling, apart from the administration offices and warehouses, etc.

FMS has consolidated ownership of the La Encantada mine area by acquiring all mining claims and concessions around the property. Surface rights have also been acquired by La Encantada from the local "Ejido" (land community) under expropriation proceedings in accordance with the Mining Laws.

## 18.0 METALLURGICAL TESTING AND MINERAL PROCESSING

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

- Argentite ($Ag_2S$)
- Acanthite ($Ag_2S$)
- Cerrussite ($PbCO_3$)

The gangue is principally limestone and hematite with minor amounts of quartz, manganese, zinc, and tin.

The ore is relatively soft and friable making for easy crushing and grinding. The ore processing method consists of crushing and grinding followed by two sequential flotation steps, the first consists of sulfide mineral flotation and the second is oxide mineral flotation. The reason for floating the ore in two stages is because the reagents used for oxide flotation are detrimental to sulfide flotation. Recoveries are poor, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock.

Metallurgical testwork is in progress in the following two areas:

- Flotation of current and future ore: the results are about the same as that of the plant.

- Cyanide leaching of the flotation tails, both old and new material: preliminary silver recovery after cyanidation is about 48 percent. Bulk testing is anticipated to take place at FMS's La Parrilla Silver Mine in Durango.

## 19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Encantada uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral resources and reserves. FMS has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by the company. FMS has reviewed and calculated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates. FMS assumed control of La Encantada Silver Mine operation from November 2006. This estimate is also the basis for designing exploration programs for the mine. This resource / reserve calculation has been estimated as of May 31, 2007.

### 19.1 *Introduction*

Peñoles estimated proven and probable reserves, as of December 2002, amounted to 484,857 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. No cutoff grade was reported. The estimated reserves were included in the deposits of: Bonanza, El Milagro, Estructuras Irregulares Bonanza, Estructuras Irregulares San Javier, Breccia San Javier, Ojuelas, San Francisco, and Azul y Oro deposits.

Following this estimate, Peñoles suspended operations at La Encantada. Desmín contracted La Encantada from Peñoles including all equipment, mine and plant, as well as all established infrastructure, mine, dumps, tailings, etc. to continue the mining operations under a royalty agreement and with the obligation to ship all mineral concentrates to Peñoles' MET-MEX smelter at Torreón, Coahuila.

Desmín operated La Encantada mine from September 2003 to November 2006, when FMS purchased Desmín giving FMS operating control over the mine. In March 2007 FMS purchased Minera La Encantada, S.A. de C.V. (a wholly owned subsidiary of Peñoles), which included all mining rights and ownership of La Encantada. During the period September 2003 to November 2006, Desmín mined and processed 344,630 tonnes of ore from Peñoles reserves at Bonanza, Estructuras Irregulares Bonanza, Breccia San Javier and San Francisco areas. Desmín also delineated other areas of reserves and part of its production was extracted from other areas not included in the Peñoles reserve estimates. During this period Desmín production resulted in an average grade of 401 g/tonne silver, with sales of 83,921kg of silver (2,698,122 ounces of silver), for a global estimated recovery of about 61 percent.

FMS has initiated exploration programs based on drifting and channel sampling. The Peñoles reported reserve or resource blocks are a primary target for confirmation and exploration by FMS, as well as other promising areas of reserves.

### 19.2 *Methodology*

La Encantada mine reserve and resource blocks are located in numerous parts of the mine. Mineralization at La Encantada appears to be controlled by general geologic features, such as:

- Calcareous rocks with interbedded favorable dolomitic strata. These are represented by the Aurora Formation with local thickness of about 450m.
- Intersections of NW and NE fault and fracture zones.
- Breccia zones cemented by calcite and aragonite.
- Oxidized mineralization with Fe and Mn.
- Intrusive rocks, such as stocks, dikes, sills, etc., and
- Karstic breccia zones.

Under this diverse geologic environment, the resource and reserve blocks have been defined at the various drift levels in the mine where sampling has found economically mineable mineralization within the mineralized zones. The reserve tonnage and grade are based largely on channel samples, with some influence from Peñoles drill core samples. Reserve blocks range in length according to variable extensions of breccia or mineralized zones, and are from 50 to 150 meters in length along the mineralized structures. The resource and reserve blocks are developed by drifting across breccia zones and structures. Proven reserve blocks are projected up to 15 meters from the drift in which the channel samples were taken, and probable blocks extending another 15 meters beyond the proven blocks.

All tunnels, drifts and access development headings are regularly surveyed by La Encantada staff. The mineralized zones are subdivided into vertical sections through the multiple horizontal levels, such that each vertical section has 10 meter horizontal separation from the immediately adjacent sections. For reserve estimation, the cross sectional area of mineralization is drawn on each of these 10-meter spaced sections using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone extending 5 meters on either side of the section. The density factor (specific gravity) is then input into the calculation and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X 5.6 = tonnes of material.

The density factor used to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Peñoles and by FMS. Numerous samples have been sent to an external lab (Inspectorate Lab) for determination, but results are still pending. La Encantada estimated average density is 2.70.

PAH believes that on average the density for mineralization is reasonable. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor. Table 19-1 shows statistical data on density determinations. Figure 19-1 is a graph representing density determinations.

To estimate the average grade and thickness for each 10-meter section that crosses a reserve block, La Encantada composites all of the sample grades in the drift that occur within 5 meters on either side of



4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
Density
0
5
10
15
20
25
30
35
40
Sample no.
3.894
2.340
3.527
2.889
2.755
2.435
2.543
3.579
1.993
1.953
2.654
2.524
1.997
2.121
2.180
2.756
2.165
2.721
2.592
1.952
2.508
2.889
1.927
2.469
2.939
3.500
2.900
2.900
2.900
2.900
3.000
2.900
2.500
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
FIGURE 19-1
LA ENCANTADA
GRAPH DENSITY
Date of Issue
Jun/2007
Drawing Name
Fig.19-1.cdr

the section. La Encantada has determined that the most appropriate filter for grade outliers is to assign a top grade of 1,000 g/tonne Ag to those samples. The total length of samples in the composite is then

**TABLE 19-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Density Statistics**

| ALL SAMPLES | | | Without Outliers -1 | | | Without Outliers -2 | |
|---|---|---|---|---|---|---|---|
| Mean | 2.81 | | Mean | 2.58 | | Mean | 2.66 |
| Minimum | 1.15 | | Minimum | 1.15 | | Minimum | 1.93 |
| Maximum | 6.98 | | Maximum | 3.89 | | Maximum | 3.89 |
| No of samples | 38.00 | | No of samples | 35.00 | | No of samples | 33.00 |
| Standard Dev | 1.02 | | Standard Dev | 0.58 | | Standard Dev | 0.50 |
| Variance | 1.03 | | Variance | 0.34 | | Variance | 0.25 |

divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each reserve block are then determined by combining the tonnes and grade results obtained for each 10-meter section that crosses the block. The resource block tonnes and grade are tabulated by La Encantada personnel on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the mineralized zones for use in the reserve estimate is done with cut-off grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as sub-ore grade mineralization below the cutoff grade, in which case La Encantada eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or the drill holes, be used as much as possible in the blocks of reserve and resource estimation.

The reserve blocks estimated by La Encantada are not included within the resource blocks.

In PAH's opinion the reserve and resource block estimates carried out by La Encantada have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves.

## 19.3 *Cutoff Grade Calculation*

For the current (May 31, 2007) reserve, PAH has calculated breakeven cut-off grades for both the underground mine operations and also for the waste dump recovery program. The basic parameters applicable to the calculations for the underground mine cut-off grades are as shown in Table 19-2.

**TABLE 19-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Cutoff Grade Parameters, U/G Mine Only**

| Concepts | | Costs and Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $53.78 (TABLE 25-6 ) |
| COG Silver only (gpt Ag) | | 271 |
| COG + Lead Credits (gpt Ag) | | 262 |
| Mill Silver Recovery | | 64.9% |
| Payable Silver from Smelter | | 95.0% |
| Mill Lead Recovery | | 11.7% |
| Payable Lead from Smelter | | 63.0% |
| Silver Price | | $10/oz |
| Lead Price | | 0.50/lb |
| Monetary Exchange Rate | | $11.046 pesos:$1.00 |

Equating these parameters (U/G mine only), the breakeven cutoff grade for silver ($G_{Ag}$), based solely on silver for the total operating costs and process recoveries anticipated is as follows:

$CM_{Ag}$ = Total Operating Costs/ (Silver price X Mill recovery X Smelter payable metal).

$CM_{Ag}$ = $53.78 per tonne/ ($10 X 0.65 X 0.95) = 8.70 oz Ag per tonne or 271 gpt Ag .

However, there is a small lead contribution for the La Encantada ores. The production of lead in concentrates through the first four months of 2007 was 94.47 tonnes. The calculation for the lead contribution is as follows:

Revenues for Mine from lead (R) = Lbs lead in concentrates X 63 percent payable by smelter X $0.50 per lb.

R = 94.47 t X 2204 lbs/t X 0.63 X $0.50

R = $104,100

R / tonne mined = $104,100/ 35,016 t = $2.97/t.

The silver equivalent of lead contribution = $2.97/ $10 = 0.30 oz or 9.0 g Ag/ tonne.

The adjusted mine cutoff grade ($CM_{Ag}$) is then 271 gpt Ag – 9 gpt Ag = 262 gpt Ag per tonne.

The basic parameters used for the cutoff grade calculations for the recovery of dump materials are shown in Table 19-3.

**TABLE 19-3**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Cutoff Grade Parameters, Dump Recovery Only**

| Concepts | | Costs and Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $16.10 (TABLE 25-7 ) |
| COG Silver only (gpt) | | 105 |
| COG + Lead Credits (gpt) | | 103 |
| Mill Silver Recovery | | 50.0% |
| Payable Silver from Smelter | | 95.0% |
| Mill Lead Recovery | | 6.0% |
| Payable Lead from Smelter | | 40.0% |
| Silver Price | | $10/oz |
| Lead Price | | $0.50/lb |
| Monetary Exchange Rate | | $11.046 pesos : $1.00 |

Equating these parameters (Dumps Only), the breakeven cutoff grade for the mining and processing of the in-situ dumps, based solely on silver for the total operating costs and process recoveries anticipated is as follows:

$CD_{Ag}$ = Total operating costs/ (Silver price X Mill recovery X Smelter payable metal).

$CD_{Ag}$ = $16.10 per tonne/ ($10 X 0.50 X 0.95) = 3.39 oz Ag per tonne or 105 gpt Ag

A lead contribution is also applicable for the recovery of dump material. About 29.11 tonnes of lead were contained in the concentrates from dump material during the first four months of 2007. The calculation of the lead contribution is as follows:

Revenues for Mine from lead (R) = Lbs lead in concentrates X 40 percent payable by smelter X $0.50 per lb.

R = 29.11 t X 2204 lbs/t X 0.40 X $0.50

R= $12,800

R / tonne mined = $12,800/ 27,950 = $0.50/t.

The silver equivalent of lead contribution = $0.46/ $10 = 0.05 oz or about 2.0 g Ag/ tonne.

The adjusted Dump Recovery cutoff grade ($CD_{Ag}$) is then 105 gpt Ag – 2 gpt Ag = 103 gpt Ag per tonne.

## 19.4 *Reserve Estimates*

PAH has reviewed La Encantada reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable reserves for the following deposits:

- Breccia Milagros
- Azul y Oro
- Breccia Keylor
- Cuerpo 660
- Mantos 314
- Breccia Chicotón
- Cedritos
- Cola Gallo
- Ojuelas
- San Javier
- La Morena, and
- San Francisco

The total "in-situ" diluted reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.634 million tonnes averaging 403 grams per tonne silver and 1.93 percent lead, for a total of 8.4 million contained ounces of silver of lead credit. As discussed previously in the calculation methodology section, the proven ore category has been projected up to 15 meters from the drift sample data, while the probable ore category is projected another 15 meters beyond the proven ore.

Table 19-4 presents a summary of La Encantada proven and probable reserves.

Figures 19-2 to 19-11 show cross sections and plan view of some of the different reserve and resource areas at La Encantada mine.

La Encantada deposits occur in breccia zones and faults or fracturing intersections that make wide and irregular deposits. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A MAYO 2007

| MEDIDO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 01 | 186,883 | 432 | | |
| BX-M 10 | 216,295 | 167 | | |
| TOTAL | 405,178 | 289 | - | - |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A MAYO 2007

| PROBADO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 03 | 66,744 | 432 | | |
| BX-M 04 | 66,744 | 432 | | |
| BX-M 06 | 46,049 | 307 | 3.34 | 1.70 |
| BX-M 07 | 50,778 | 225 | 1.38 | 0.70 |
| BX-M 08 | 43,659 | 167 | | |
| Sub-total | 282,974 | 327 | 0.84 | 0.42 |

| PROBABLE | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 02 | 66,744 | 432 | | |
| BX-M 05 | 48,859 | 399 | 0.88 | 0.45 |
| BX-M 09 | 43,659 | 167 | | |
| Sub-total | 159,262 | 349 | 0.27 | 0.14 |
| PROB + PROBL. | 442,236 | 335 | 0.63 | 0.32 |



BX-M 10
BX-M 09
BX-M 08
N 1735
BX-M 07
N 1715
BX-M 06
BX-M 05
BX-M 04
N 1672
BX-M 03
BX-M 02
BX-M 01




11200 N
11250 N
11300 N
11100 E
11150 E
A
A'
CHO.MIL


N 1735
N 1715
N 1672

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp.<br>Project Name<br>La Encantada Mine | FIGURE 19-2<br>BRECHA MILAGROS RESERVES | Jun/2007<br>Drawing Name<br>Fig19-2.dwg |
| Project No. 70567 | | | |



NIVEL 1775
AZYO-02
AZYO-05
AZYO-06
AZYO-07
AZYO-01
AZYO-03
AZYO-04
NIVEL 1780
VETA AZUL Y ORO


RECURSOS A MAYO 2007

| MEDIDO | ANCHO | T.M | Ag g/t | Pb % |
|---|---|---|---|---|
| AZYO-06 | 4.13 | [illegible] | 415 | [illegible] |
| INDICADO | | | | |
| AZYO-07 | 4.13 | 50,471.13 | 415 | [illegible] |
| INFERIDO | | | | |
| AZYO-08 | 4.13 | [illegible] | 415 | 0.46 |
| TOTAL | | [illegible] | 415 | [illegible] |

RESERVAS A MAYO 2007

| PROBADO | ANCHO | T.M | Ag g/t | Pb % |
|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Sub-total | | [illegible] | [illegible] | [illegible] |
| PROBABLE | | | | |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Sub-total | | [illegible] | [illegible] | [illegible] |
| PROB + PROBL | | [illegible] | [illegible] | [illegible] |

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-3<br>AZUL Y ORO RESERVES AND RESOURCES | Jun/2007 |
| Project No. 70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig19-3.dwg |



FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A MAYO 2007

| MEDIDO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-C 07 | 10,810.26 | 539 | 5.14 | 1.38 |
| TOTAL | 10,810 | 539 | 5.14 | 1.38 |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A MAYO 2007

| PROBADO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-C 02 | 5,419 | 1,318 | 4.90 | 3.62 |
| BX-C 03 | 4,334 | 1,318 | 4.90 | 3.62 |
| BX-C 04 | 3,991 | 539 | 5.14 | 1.38 |
| BX-C 05 | 10,810 | 539 | 5.14 | 1.38 |
| Sub-total | 24,554 | 848 | 5.05 | 2.27 |

| PROBABLE | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-C 01 | 5418.63 | 1,318 | 4.90 | 3.62 |
| BX-C 06 | 10810.26 | 539 | 5.14 | 1.38 |
| Sub-total | 16,229 | 799 | 5.06 | 2.13 |
| PROB + PROBL. | 40,783 | 829 | 5.05 | 2.21 |


BX-C 07
BX-C 06
BX-C 05
BX-C 04
LABRADO
BX-C 03
RAMPA 160
BX-C 02
BX-C 01
N- 1880
N- 1870
N- 1860
N- 1850
N- 1840
N- 1830




10950-E
11000-E
11150-N
11100-N
11050-N
RPA. KEYLOR


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-4<br>BRECCIA KEYLOR RESERVES | Jun/2007 |
| Project No. 70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig19-4.dwg |


CU-660-13,-51°
CU-635-1,-0°
1635
LP-635-2,-0°
CU-660-14,-51°
1631
CU-660-11,-80°
LP-635-1,-0°
1621
CU-660-13,51°
CU-660-14,-51°
CU-660-11,80°
CU-635-1,0°
LP-635-2,-0°
LP-635-1,-0°
1635
1631
1621
CU-660-13,-51°
CU-660-14,-51°
CU-660-11,-51°
CU-660-1,-0°
LP-635-2,-0°
LP-635-1,-0°
1631
1621
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig19-5.dwg

FIGURE 19-5
CUERPO 660


M - 01
N - 1672


RPA. 307
RPA. 314
11000 E
RPA. 261
RPA. 261
11300 N

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-6<br>MANTOS - 314 RESERVES | Jun/2007 |
| Project No.<br>70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig19-6.dwg |


CH - 01
CH - 01
11150 N


11000 E
11050 E
11150 N
11100 N

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 19-7<br>CHICOTON RESERVES | Jun/2007 |
| Project No.<br>70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig19-7.dwg |


CG - 02
N - 1870
CG - 01
C - 02
N - 1860
C - 01


11000 - E
CRO. 161 - NE
CRO. 163 - NE
COLA DEL GALLO
CRO. 189 - NE
130 M2
55 M2
CRO. 174 - NW
CRO. 162 - NE
CEDRITO
11050 - E
11150 - N
11200 - N

| Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for *FIRST MAJESTIC SILVER Corp.* | FIGURE 19-8 EL GALLO RESERVES | Date of Issue Jun/2007 |
|---|---|---|---|
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig19-8.dwg |

**FIRST MAJESTIC SILVER CORP**
**UNIDAD LA ENCANTADA**
**RESERVAS A MAYO 2007**

| PROBADO | ANCHO | T.M. | Ag g/t | Pb % |
|---|---|---|---|---|
| OJ-E-01 | 1.32 | 10,009 | 405 | 4.97 |

| PROBABLE | | T.M. | Ag g/t | Pb % |
|---|---|---|---|---|
| OJ-E 02 | 1.32 | 10,009 | 405 | 4.97 |

| PROB + PROBL. | | 20,017 | 405 | 4.97 |
|---|---|---|---|---|



OJ-E 01
N - 1631
OJ-E 02




SE ESTA CONSIDERANDO
10 MTS A RUMBO DEL
ECHADO PARA EL BLOCK
OJ-02
10200 N
10150 N
AREA 1
AREA 2
AREA 3
10250 E
10200 E


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
|  pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 19-9<br>OJUELAS EAST RESERVES | Jun/2007 |
| Project No. 70567 | Project Name<br>La Encantada Mine | | Drawing Name<br>Fig19-9.dwg |



FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A MAYO 2007
N - 1735
FTE. 274-W
N - 1725
N - 1715
BX-SJ 01
N - 1672
CRO. 183-W
N - 1662
N - 1635
CRO. 240-E
NIVEL DE ACARREO
N - 1600
L. R. 11200 - N
11250 - N
11200 - N
11050 - E
BX-SJ 02
11050 - E


| MEDIDO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-SJ 01 | 1,015,030 | 86 | 0.57 | 0.78 |
| | | | | |
| | | | | |
| TOTAL | 1,015,030 | 86 | 0.57 | 0.78 |

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp.<br>Project Name<br>La Encantada Mine | FIGURE 19-10<br>SAN JAVIER RESERVES | Jun/2007<br>Drawing Name<br>Fig19-10.dwg |
| Project No. 70567 | | | |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A MAYO 2007

| MEDIDO | T M | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| MOR-01 | 146,036 | 70 | 0.94 | 4.26 |
| MOR-02 | 58,658 | 61 | 0.79 | 4.07 |
| MOR-03 | 36,607 | 53 | 0.34 | 3.82 |
| MOR-04 | 22,309 | 65 | 0.19 | 4.02 |
| TOTAL | 263,610 | 65 | 0.76 | 4.14 |



N 1645
MOR-04
N 1631
MOR-03
N 1621
MOR-02
N 1611
MOR-01


10200 N
10150 N
10000 E
10050 E
10100 E

N 1645
N 1631
N 1621
N 1611

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 19-11<br>LA MORENA RESERVES | Jun/2007 |
| Project No. 70567 | Project Name La Encantada Mine | | Drawing Name Fig19-11.dwg |

TABLE 19-4
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mineral Reserves Prepared by FMS, Reviewd by PAH. As of May 31, 2007 (1)

Total Proven Reserves (3)

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
|---|---|---|---|---|---|---|---|---|
| La Encantada | Reserves | | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| Breccia Milagros | Proven | 282,974 | Variable > 2.00 | 327 | 0.84 | 0.42 | 2,974,897 | 3,056,778 |
| Azul y Oro | Proven | 15,567 | 2.69 | 464 | 0.19 | 0.54 | 232,228 | 236,732 |
| Breccia Keylor | Proven | 24,544 | 3.40 | 816 | 4.88 | 2.18 | 643,912 | 651,014 |
| Cuerpo 660 E | Proven | 15,313 | 2.00 | 352 | 4.44 | 2.25 | 173,298 | 177,729 |
| Mantos 314 | Proven | 5,589 | 4.58 | 2,423 | 27.10 | 0.00 | 435,390 | 437,007 |
| Chicotón | Proven | 3,402 | 2.55 | 1,114 | 20.50 | 0.00 | 121,846 | 122,830 |
| Cedritos | Proven | 2,970 | 2.62 | 949 | 12.70 | 0.00 | 90,618 | 91,477 |
| Cola Gallo | Proven | 7,020 | 4.66 | 296 | 5.60 | 0.00 | 66,807 | 68,838 |
| TOTAL | Proven | 357,379 | Over 2.00 | 412 | 2.03 | 0.64 | 4,738,995 | 4,842,405 |
| | | | | | | | 4,738,995 | 4,842,405 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered

Total Probable Reserves (3)

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Breccia Milagros | Probable | 159,262 | Variable > 2.00 | 349 | 0.27 | 0.14 | 1,787,597 | 1,833,680 |
| Azul y Oro | Probable | 25,004 | 2.62 | 525 | 1.66 | 0.48 | 422,046 | 429,281 |
| Breccia Keylor | Probable | 16,229 | 3.40 | 770 | 4.90 | 2.05 | 401,766 | 406,462 |
| Cuerpo 660 E | Probable | 75,632 | 2.00 | 352 | 4.44 | 2.25 | 855,932 | 877,817 |
| **TOTAL** | **Probable** | **276,127** | **Over 2.00** | 391 | **1.81** | **0.86** | **3,467,341** | **3,547,240** |
| | | | | | | | 3,467,341 | 3,547,240 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered

Total Reserves Proven plus Probable (3)

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Total | Proven | 357,379 | Over 2.00 | 412 | 2.03 | 0.61 | 4,738,995 | 4,842,405 |
| Total | Probable | 276,127 | Over 2.00 | 391 | 1.81 | 0.86 | 3,467,341 | 3,547,240 |
| Total Reserves Proven + Probable | | 633,506 | Over 2.00 | 403 | 1.93 | 0.72 | 8,206,336 | 8,389,646 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered





## 19.5 *Resource Estimation*

Resource calculations by FMS at La Encantada are based on projections of the mineralized zones in the underground mine workings, 10m to 15m beyond the areas of reserves for the measured resources, and another 15m beyond the boundaries of the measured resources for the blocks of indicated resources. Inferred resources are estimated by projecting up to 50m beyond the indicated resource block boundaries along mineralized structures, and another 15m beyond the blocks' width. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and it may vary from about 50m up to 150m in length.

La Encantada mineral resource estimates were applied only to adjacent blocks from the estimated reserves. Resource estimates were made for blocks that include only oxidized mineralization, such as the Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and Breccia Keylor deposits. Sulfides mineralization are only estimated in the La Morena deposit. Sulfides are only considered as resources because the processing facilities for the zinc circuit at the plant are currently out of order.

The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

Since FMS is in the process of fully recognizing the mine, identifying reserve and resource blocks indicated by Peñoles and Desmín as previous operators, and exploring additional areas, the estimated mineral resources are considered conservative, since only adjacent blocks are projected from the reserve blocks. Mineralization within the Aurora Formation has shown high probability of occurrence at faults and fracture zone intersections, as well as in association with intrusive rocks, such as dikes, sills and stocks.

Geologic potential still exists within the mine's area to investigate targets that may result in additional resource development for La Encantada. Exploration and full development of breccia zones, such as: Milagros, San Javier, Keylor and Azul y Oro may result in such significant resource development. Other areas that appear to represent significant targets for exploration are breccia La Escalera and the area west of the La Prieta deposit beyond the María Isabel fault. This area appears to be downthrown to the west of La Prieta deposit, which represents the largest known deposit within La Encantada area.

In addition to the reserves, La Encantada has estimated resources in blocks within the following areas:

- Breccia Milagros
- Azul y Oro area
- Breccia Keylor
- Cuerpo 660 E and W, and
- Pilares Peñoles in the Cuerpo 660 area.

Additional inferred resources have been projected in the Azul y Oro and San Javier breccia zones.

PAH has recommended excluding the La Morena sulfides deposit as a measured resource because its main value appears to be based on the zinc content which may not be recovered in existing metallurgical process. Although La Encantada processing plant includes a flotation circuit to recover zinc concentrates, it is not operable at this time.

PAH also recommended excluding some dump material in the measured resources category because its average grade is slightly below cutoff. FMS is in the process of running tests on some of the dumps by pre-screening. This has resulted in recovery of about 40 percent of the silver content in about 22 percent of the tonnage; therefore, the dump materials may become economic ore. When the test is completed and if its results are as projected, then this resource may become a reserve.

FMS is also sampling and running testwork of the tailings. Preliminary sampling indicates they may contain economicly recoverable silver. Metallurgical testwork is in process using cyanide leaching for these tailings.

In the current resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in the value or silver equivalent calculation.

La Encantada estimate of measured and indicated resource blocks as reviewed by PAH, is shown in Table 19-5. The measured and indicated silver resources consist of 1.4 million tonnes averaging 276 grams per tonne silver, for a total content of 12,958,000 ounces of silver. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is net of lead credit, at 9 g/tonne Ag. This estimate is based on the following prices: Ag - $10/oz and Pb - $0.50 / lb.

Table 19-5 is the Measured and Indicated Resource Estimate for La Encantada. PAH notes that these resources are in addition to the previously reported reserve.

La Encantada has estimated additional silver resources at a distance beyond the proven and probable reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other reserve or resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on very widely-spaced drill holes, surface sampling or old surface workings. These resources are presented by La Encantada as inferred resources.

The inferred resources need considerable grade and tonnage information before they can be "proved up" to "mineable reserves." To date, La Encantada has demonstrated a continuity along about 4.0 kilometers of strike length and down dip to about 700 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred resources for La Encantada are presented in the lower portion of Table 19-5

TABLE 19-5
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mineral Resources Prepared by FMS, Reviewd by PAH. As of May 31, 2007 (1)

**Total Measured Resources (3)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
|---|---|---|---|---|---|---|---|---|
| RESOURCES | | | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| Breccia Milagros | Measured | 405,178 | Variable > 2.00 | 289 | 0.00 | 0.00 | 3,764,738 | 3,881,979 |
| Azul y Oro | Measured | 86,655 | 3.84 | 437 | 0.30 | 0.50 | 1,217,492 | 1,242,566 |
| Breccia Keylor | Measured | 10,810 | 3.40 | 539 | 5.14 | 1.38 | 187,327 | 190,455 |
| Cuerpo 660 | Measured | 191,960 | Variable > 2.00 | 390 | 4.71 | 0.00 | 2,409,828 | 2,465,373 |
| Cuerpo 660 W | Measured | 111,337 | 16.71 | 405 | 6.46 | 1.94 | 1,449,725 | 1,481,941 |
| Mine Dump No. 10 (5) | Measured Stockpile | 159,875 | Variable > 2.00 | 94 | 0.00 | 0.00 | 483,169 | 529,430 |
| La Morena Sulfides (6) | Measured | 263,610 | Variable > 2.00 | 65 | 0.76 | 4.14 | 550,892 | 627,169 |
| TOTAL | Measured | 1,229,425 | Over 2.00 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| | | | | | | | 10,063,170 | 10,418,913 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Dump stockpile is considered as measured resource because the average grade is below COG, however with pre-screening may be processed. It requires of additional testing.
(6) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

**Total Indicated Resources (3)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Azul y Oro | Indicated | 79,870 | 3.84 | 437 | 0.30 | 0.50 | 1,122,164 | 1,145,274 |
| Cuerpo 660 (Pilares) | Indicated | 105,445 | Variable > 2.00 | 402 | 4.78 | 0.00 | 1,362,834 | 1,393,346 |
| TOTAL | Indicated | 185,315 | Over 2.00 | 417 | 2.85 | 0.22 | 2,484,998 | 2,538,620 |
| | | | | | | | 2,484,998 | 2,538,620 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb, Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.

**Total Resources Measured plus Indicated (3)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| TOTAL | Measured | 1,229,425 | Over 2.00 | 255 | 1.55 | 1.11 | 10,063,170 | 10,418,913 |
| TOTAL | Indicated | 185,315 | Over 2.00 | 417 | 2.85 | 0.22 | 2,484,998 | 2,538,620 |
| Total Resources | Measured + Indicated | 1,414,740 | Over 2.00 | 276 | 1.72 | 0.99 | 12,548,168 | 12,957,533 |
| | | | | | | | 12,548,168 | 12,957,533 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb, Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recuperated.
(5) Dump stockpile is considered as measured resource because the average grade is below COG, however with pre-screening may be processed. It requires of additional testing.
(6) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

**Total Inferred Resources (3)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Azul y Oro | Inferred | 463,993 | Variable > 2.00 | 413 | 0.48 | 0.37 | 6,161,018 | 6,295,278 |
| Breccia San Javier | Inferred | 1,015,030 | Variable > 2.00 | 105 | 0.57 | 0.78 | 3,426,567 | 3,720,272 |
| TOTAL | Inferred | 1,479,023 | Variable > 2.00 | 202 | 0.54 | 0.65 | 9,587,585 | 10,015,550 |
| | | | | | | | 9,587,585 | 10,015,550 |

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered.

## 19.6 *Conclusion*

PAH believes that these reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by La Encantada were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 20.0 OTHER RELEVANT DATA AND INFORMATION

La Encantada mine has been in operation for over 25 years. Reported silver production for that period by Peñoles is about 80 million ounces of silver, in addition to significant lead content and minor gold. This production was extracted from about 6 Million tonnes of ore.

Historical mineral concentrations at La Encantada consist of mineralized breccia pipes (chimneys) and metasomatic zones, which typically contain up to 2.0 million tonnes; breccia zones that range up to 1.0 million tonnes; vein deposits that may contain up to 0.5 million tonnes, and mantos or bedded deposits that may hold up to 50,000 tonnes of usually high grade concentrations.

Major underground workings were developed by Peñoles at La Encantada, to connect the various parts of the mine, as well as to explore and mine mineralized zones within the Aurora limestone / dolomite rock formation. These workings extend along a 4km-long mineralized structural zone, with access to mine levels at elevations of from 1535m to about 2300m. These connections are accessible by shafts and ramps.

Through the underground development numerous exploration targets have been projected, identified or discovered.

At the closure of La Encantada mine by Peñoles in June 2002, several exploration targets remained to be investigated. Some of these areas require significant development as well as drilling from underground locations, such as Breccia Milagros, Breccia San Javier, Bonanza zone, Mantos San Francisco, etc. Other longer-term exploration targets may result in discoveries as significant as those previously mined and known areas as La Prieta and La Escondida, such as La Escalera, Ojuela and Cuerpo 660.

Other important areas for future development by FMS are represented by the primary sulfides mineralization located at depth, in proximity to the granodiorite intrusive stocks, such as Cuerpo La Morena, Cuerpos 660 E and W, and Ojuela, which may enhance and extend La Encantada mine life.

In PAH's opinion these are valid and interesting exploration targets.

## 21.0 INTERPRETATION AND CONCLUSIONS

In July 1, 2004 Peñoles awarded a contract to operate La Encantada mine, processing plant, and all included installed facilities to a junior company, Desmín, S.A. de C.V.. Desmín operated the mine and processing plant at a 25 percent capacity until November 1, 2006 when FMS purchased all outstanding shares of Desmín. Subsequently FMS reached an agreement to acquire all outstanding shares of Minera La Encantada, S.A. de C.V. from Peñoles.

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. (Los Angeles). The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed from the period of 1956 to 1963. In 1963 the La Prieta deposit was discovered within the area. Peñoles further explorations at La Encantada resulted in the discovery and development of other mineralized zones, such as the 660, Ojuelas, Escondida, Brecha San Javier, Milagros, and numerous veins.

Recorded production in about 25 years by Minera La Encantada, S.A. de C.V. is about 6.0 million tonnes of ore at an average grade of Ag-418 g/t (13.44 oz/t) and Pb-9.83 percent (over 80 million ounces of silver and about 1.3 billion lbs of lead) until June 2002 when Peñoles shutdown the operation.

La Encantada is located on the eastern flank of a regional anticline within the Sierra Madre Oriental. The area is characterized by a sequence of calcareous rocks with interbedded limestones and dolomites that present favorable environments for mineral replacements. The Cretaceous rocks of the Aurora Formation have been intruded and mineralized by granodiorite intrusive stocks, dikes and sills that created domic structures with localized intense fracturing at the summits.

It appears that the effects caused by the intrusives in the area were mainly characterized by assimilation of the sediments, rather than faulting and major disturbances caused by the uplift. Most of the recognized faults within the area are normal faults with lineaments oriented in N60°-80°E and N30°W directions.

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. The most important mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulphates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides.

La Encantada mineral assemblage occurs within a range of about 435m in vertical extension (2035m to 1600m asl). Below the 1600m elevation, at the La Morena deposit in the SW portion of La Encantada area, primary sulfide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite.

La Encantada mine has been subjected to exploration programs from its discovery by prospectors in the 1950s. Exploration continued in the early stages and then was increased by Peñoles during the period of the late 1960s to 2003. FMS has initiated an aggressive program of exploration based on Peñoles incomplete program.

No drilling has been carried out at La Encantada since 2002 when Peñoles decided to shut down the operation. Desmín efforts were focused in mine production from 2003 to November 2006, when FMS took control of the mine and company. FMS is preparing a drilling program to investigate several targets.

The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada Mine has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven with cross-sectional area of about 3- X 3- meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5- X 5.0- meters in cross-section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh has been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging.

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1710 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD's), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

- Argentite ($Ag_2S$)
- Acanthite ($Ag_2S$)
- Cerrussite ($PbCO_3$)

The ore is relatively soft and friable making for easy crushing and grinding. The ore processing method consists of crushing and grinding followed by two sequential flotation steps, the first consists of sulfide mineral flotation and the second is oxide mineral flotation.

Installed capacity at La Encantada is 800 tpd; however, it is currently operate at about 600 tpd.

Recoveries are poor, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock. As a result of the poor recoveries, some of La Encantada tailings may be amenable to re-processing by different metallurgical methods such as cyanidation.

Peñoles estimated proven and probable reserves as of December 2002 amounted to 484,857 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. No cutoff grade was reported. The estimated reserves were included in the deposits of: Bonanza, El Milagro, Estructuras Irregulares Bonanza, Estructuras Irregulares San Javier, Breccia San Javier, Ojuelas, San Francisco, and Azul y Oro deposits.

FMS has initiated exploration programs based on drifting and channel sampling. Peñoles reported (2002) reserve or resource blocks are a primary target for confirmation and exploration by FMS, as well as other promising areas of reserves.

PAH has reviewed La Encantada reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable reserves for the following deposits:

- Breccia Milagros
- Azul y Oro
- Breccia Keylor
- Cuerpo 660
- Mantos 314
- Breccia Chicotón
- Cedritos
- Cola Gallo
- Ojuelas
- San Javier
- La Morena, and
- San Francisco

The total "in-situ" diluted reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.634 million tonnes averaging 403 grams per tonne silver and 1.93 percent lead, for a total of 8.4 million contained ounces of silver net of lead credit.

In addition to reserves, the La Encantada holds measured and indicated mineral resources that include estimates for the following areas: Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and Breccia Keylor deposits. Sulfide mineralization is only estimated in the La Morena deposit. Sulfides are only considered as resources because the processing facilities for the zinc circuit at the plant are currently out of order. These resources total 1.4 million tones at an average grade of 276 g/tonne Ag and 1.72 percent Pb. Measured and indicated resources are estimated to contain about 13 million ounces of silver equivalent net of lead credit.

In addition to measured and indicated resources, La Encantada has estimated 1.5 million tonnes of inferred resources at an average grade of 202 g/tonne Ag and 0.54 percent Pb.

To date, La Encantada has demonstrated a continuity along about 4.0 kilometers of strike length and down dip for about 700 meters; so it is reasonable to assume that in the future resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps.

All reserve and resource blocks at La Encantada are exclusive of each category.

PAH believes that these reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

An economic analysis of FMS's La Encantada Silver Mine indicates that the mines reserve/resources may be extracted at a profit, and PAH did not identified any significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

## 22.0 RECOMMENDATIONS

La Encantada mine has been in operation since the 1950s, with intense extraction and processing operations from the early 1970's. Its production, by Peñoles records, amounts to over 80 million ounces of silver and over 1,300 million pounds of lead. La Encantada is by no means exhausted; its geologic potential remains to be fully explored. Several zones within the mine area have been identified that may contain significant mineralization, such as Breccia La Escalera, Breccia Milagros, Breccia San Javier and others that may bring up the operations at La Encantada to a higher level of production. Aside from the oxidized mineralization the sulfides deposits identified within the skarn areas at Cuerpo 660, La Morena and deeper areas under the La Prieta and La Escondida chimneys. These areas require of intense exploration studies by direct methods, such as diamond drilling and drifting.

FMS has initiated an aggressive program of exploration based on drifting and diamond drilling.

PAH agrees with the implementation of such program and recommends continued support for exploration activities at La Encantada. Positive results would develop resources into reserves and extend the mine life.

Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Potential high volume areas should help in the prioritization of the exploration program, since these large volume deposits could potentially help to lower mine operating costs.

FMS has authorized an exploration budget of $5.00 Million for a three-year period at La Encantada. This program may result in a significant increment of reserves. The program includes approximately 5,000 meters per year of underground exploration development in drifting, crosscutting and drill sites preparation, in addition to about 20 drill holes with a total programmed depth of 3,400 meters annually. Budget for this program is approximately $1.25 million for 2007, $1.50 million for 2008, $1.25 million for 2009 and $0.50 million for the next two years. PAH believes that this is a reasonable program to investigate La Encantada geologic potential.

PAH recommends that La Encantada follow budgeted plans to replace the concentrate filter with a better-quality used machine and that the plant be gradually upgraded over the next three years installing good used equipment where possible. The estimated cost for this is $400,000.

Much of the mines mobile equipment at La Encantada is very old and requires replacement. FMS has a plan in place to replace some of the older mine equipment in the near future. For 2007, the capital budget includes funding for one scoop tram, trucks, compressor and safety equipment. PAH believes that this is a reasonable program and agrees with FMS programmed investment of $700,000 for 2007. FMS has scheduled additional investments in mine equipment for the next two years for a total of $1.475 million.

In PAH opinion La Encantada programmed capital expenditures for the year 2007, for a total of $2.925 M are scheduled to improve the operation and through a successful exploration program, increase the mine's reserves and resources and therefore the mine life.

Details of recommended investments are presented in Table 22-1.

**TABLE 22-1**
**FIRST MAJESTIC SILVER CORP.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Capital Cost Summary**

| | Year 1 | Future Years |
|---|---|---|
| Acquisition costs (prior to 43-101) | 3,250,000 | |
| Exploration and development (paid from earnings) | 1,250,000 | 3,750,000 |
| Equipment | 700,000 | 1,475,000 |
| Construction and plant improvements | 525,000 | 425,000 |
| Mine dump recovery equipment | 450,000 | |
| **Total recommended investments** | **6,175,000** | **5,650,000** |

## 23.0 REFERENCES


- Resource and Reserve Estimates by First Majestic Silver Corp. for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH. May 2007.

- Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada Mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

    - Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

    - Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

    - Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

    - Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

- Legal Opinion – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 11, 2007.

- Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the DEPARTMENT OF MINING AND GEOLOGICAL ENGINEERING, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

- Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

- Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

- Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

- Information provided by FMS as owner and operator of La Encantada mine.
- PAH observations on site visit during the period of May 19 – 23, 2007.

## 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico dated July 24, 2007 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the La Encantada Deposit North, as Division Manager of Exploration for Peñoles until 1985. As part of this study, I visited the project site from May 18 - 23, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in May 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 24th day of July 2007

*"Leonel López, C.P.G."*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907

As an author of the report entitled "Technical Report for the La Encantada Silver Mine, Coahuila, Mexico" dated July 24, 2007 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 42 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of the paragraph summarizing ore processing in Section 3.0, Executive Summary; Section 18 Metallurgical Testing and Mineral Processing; those paragraphs

covering ore processing in Section 21, Interpretations and Conclusions; Section 25.4, Mineral Processing Plant; and Section 25.7, Product Marketing.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 24th day of July 2007.

*"Richard Addison"*

Richard Addison, P.E., C. Eng., Eur. Ing.

## 25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

### 25.1 *Introduction*

La Encantada Silver Mine is located in the municipality of Ocampo in the northwestern part of the state of Coahuila, Mexico. The mining district in which La Encantada is located is the David Contreras (La Encantada) district. Mining has been carried out in La Encantada area since the early 1950's with some limited extraction of high-grade lead-silver oxides from the skarn deposits of the area. Historically ore extraction in the district was done by underground methods, and this has been continued at La Encantada.

In the early 1970s a 60/40 joint venture was formed between Lacana Mining of Canada and Industrias Peñoles to develop and exploit the silver-lead orebodies discovered at La Encantada. The joint venture, operating under the name of Compañia Minera La Encantada, S.A. de C.V., sank two main production shafts for La Encantada project, the San Francisco and the Maria Isabel, and started exploitation of La Prieta high-grade silver chimney. The operator constructed a magnetic separation plant to process the ore at project inception, but two years later, replaced the magnetic separation plant with a 1,000 tonnes per day differential flotation plant which today has a total capacity of 800tpd. All products from this plant are concentrates, which were, and continue to be, marketed to the Peñoles Met Mex smelter, located in the city of Torreón, Coahuila. Peñoles, as the operator, worked the mine steadily from 1974 until 1986, when the operation was stopped due to poor profitability. Peñoles restarted operations in 1990 after discovery of significant high-grade reserves.

During the 35 years Peñoles operated the property, about 6.0 million tonnes of mainly oxidized silver-lead ores, which averaged about 418 grams Ag and 9.9 percent Pb per tonne, were mined and processed. In 2003, Peñoles leased the mine to a small company, Desmín, S.A. de C.V., who operated it from 2003 until November 2006, when Desmín was acquired by First Majestic Silver Corp. (FMS) giving FMS control over the mine. FMS then acquired Minera La Encantada S.A. de C.V. (a wholly owned subsidiary of Peñoles) in March 2007 giving FMS ownership of the mine. There was no hiatus in the mine production program through the acquisition period and Desmín continued the operations until First Majestic took over in late 2006. First Majestic continued with Desmín's development and production programs after the acquisition. FMS made several changes in early 2007, and current production is about 15,700 tonnes per month of oxidized silver-lead ores. Mill feed is not only derived from the underground mine, but also from old dump material left by both Peñoles and Desmín; the split for the first four months of FMS operations in 2007 is about 9,000 tonnes per month from the mine and 6,700 tonnes per month from dump material. Ore is campaign milled at the site in the differential flotation plant, originally constructed by Peñoles in the 1970s. The mine produces a silver-lead concentrate, and paid metal production is currently about 90,000 ounces of silver and 43,000 pounds of lead per month.

## 25.2 *Mine Design and Production*

La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometers long, 700 meters wide and 500 meters in height. The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 meters from the surface (2,035 meters asl) to about the 1525 level (1,525 meters asl), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the shafts, which are situated at the southwest boundary of the developed mine area.

The San Francisco and Maria Isabel shafts were sunk by the Peñoles-Lacana joint venture, mainly for the development and extraction of the Escondida and La Prieta chimneys and these shafts continue to be used by the current operators. The collar elevations of both shafts, which are situated only about 100 meters apart, is 1,800 meters asl for the Maria Isabel, and 1805 meters asl for the San Francisco, and the depths of both are about 300 meters. Both the San Francisco and Maria Isabel Shafts provide access to the deeper levels of La Prieta and Escondida areas of the mine.

The southern-most Maria Isabel Shaft is L-shaped with a manway cut-out and it is equipped with two in-balance 3.7-t capacity skips, and a man cage. The man cage capacity is about 15 people. The furnishings in the shaft are all constructed of steel, including dividers. The guides for the ore skips are cables, and the guides for the man cage are steel H-beams. The main air lines and electric power cables into the mine are installed in the manway compartment of the Maria Isabel Shaft. The Maria Isabel ore hoist is a 500-hp Canadian Ingersoll-Rand 2-drum hoist, and the man-hoist is a Vulcan 125-hp 1-drum hoist.

The rectangular San Francisco Shaft is set up for ore hoisting only, with only a small emergency manway located in a corner of the shaft. The Shaft is fitted with two in-balance 4.8-t capacity skips, but has no man cage. The main pumping station for the mine is located on the San Francisco Shaft, and the mine pump lines are located in the shaft near the emergency manway. The San Francisco ore hoist is a 2-drum 400-hp Canadian Ingersoll-Rand unit.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven at a cross-section of about 3 X 3 meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5 X 5.0 meters in section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh have been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging. FMS develops most of its short raises (<60 meters) by conventional methods, and most raises are driven at a cross-section area of about 1.5 X 1.5 meters. Historically long ore and waste pass raises, ventilation raises, etc. have been developed by raise boring contractors, and FMS will continue this policy as the need arises.

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1635 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Peñoles established the 1790 main rail haulage level (from the Maria Isabel Shaft to the stoping and exploration areas northeast of the shaft. In addition a rail level was also developed at the 1635 level (Figure 11-1). Both the rail levels are still in use.

Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD's), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

Before FMS acquired La Encantada from the previous operator, Desmín, little exploration and development work had been done in the mine. Since taking over the operation in November 2006, FMS has undertaken an intensive exploration and development effort. At this time, an average of about 480 meters of drifts, raises and inclines and declines are driven each month; the exploration work amounts to about 360 meters per month, while the development work averages about 120 meters per month (Table 25-1). The maximum inclination on ramps is about 15 percent. As stated above, some mine workings are being slashed out to accommodate highway-type dump trucks, but the advance for these is not included in the development totals.

During 2007, the average development advance is about 475 meters per month. About 360 meters per month are classified as exploration, and the remaining 115 meters per month are for stope preparation and other development. The monthly development totals for 2007 are shown in Table 25-1.

**TABLE 25-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**2007 Exploration and Mine Preparation Advances (Lineal Meters)**

| Month | Exploration | Mine Preparation | Total Advance |
|---|---|---|---|
| January | 261.8 | 160.6 | 422.4 |
| February | 385.9 | 113.4 | 499.3 |
| March | 432.8 | 97.6 | 530.4 |
| April | 366.2 | 80.2 | 446.4 |
| May | | | |
| June | | | |
| July | | | |
| August | | | |
| September | | | |
| October | | | |
| November | | | |
| December | | | |
| **Totals** | **1,446.7** | **451.8** | **1,898.5** |

The principal mining method employed at La Encantada is overhead and cut-and-fill (Figure 25-1), utilizing development waste for fill. Ramps are driven in the orebodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0- to 2.0 $yd^3$ Load-Haul-Dump (LHD's) machines, which also tram the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units. Stope production is about 9,000 tonnes per month, and there are currently about 10 stopes in production. The monthly mine production for 2007 is shown in Table 25-2.

**TABLE 25-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mine Production for 2007 (wet mtric tonnes)**

| Month | Ore from Stopes | Ore from Development | *Total Ore Mined | Average Hd Grade (gpt Ag) |
|---|---|---|---|---|
| January | 7,230 | 804 | 8,034 | 486 |
| February | 6,706 | 1,892 | 8,598 | 493 |
| March | 7,457 | 1,864 | 9,321 | 312 |
| April | 9,142 | 1,247 | 10,389 | 430 |
| May | | | | |
| June | | | | |
| July | | | | |
| August | | | | |
| September | | | | |
| October | | | | |
| November | | | | |
| December | | | | |
| **Totals** | **30,535** | **5,807** | **36,342** | **427** |

*Totals will not coincide with totals for process due to moisture content of mine ore, which is normally < 6 percent.

Most La Encantada mine development and stoping work is done by outside contractors, using company equipment. Mobile equipment operation is done with company crews, and maintenance and other mine services are also done with company personnel. If the company does not have sufficient personnel to operate the mobile mucking and haulage equipment, the contractors will operate the equipment for extra fees. Ore haulage to the mine patios is done with contractor dump trucks, and ore transfers from the patios to the mill crusher bins are also done with outside contractors using their own trucks.

The operators plan to eventually reinitiate extraction of La Prieta and La Escondida abandoned chimneys, which were first mined by caving methods by Peñoles in the early years of the mine operation. The workings for the extraction of both chimneys caved in and were lost, with much waste rock material dumped into the glory-holes which holed through to the surface. The purpose of the waste rock was to stabilize the areas proximal to the chimneys. Some ground movements have occurred in the form of concentric cracks around the ore boundaries of the chimneys, and since the chimneys are situated very



LONGITUDINAL SECTION
PROJECTION OF KEYLOR ORE BODY
PROJECTION OF 123 ORE BODY
PROJECTION OF CEDRITO ORE BODY
1870 L
1840 L
CROWN PILLAR
BACK FILL
ACCESS RAMP
PERIMETER RAMP
STOPE SILL
SILL
ORE
DEVELOPMENT AND MINING OF LA ENCANTADA CUT AND FILL STOPES
In general, the system for preparing and mining La Encantada Mine orebodies, due to their geologic variation, is as follows:
1. A perimeter ramp is driven between the ore zones from level to level. Ramps can be driven in ore or in the waste of the stope walls, and access into the stope is through secondary access ramps or crosscuts. The vertical distance between these secondary accesses is 4 to 7 meters.
2. A sill is driven in ore at the base of the ore zone, or at a selected elevation above the main level at the base of the stope, and the ore is slashed out the full width of the orebody(s). Upon completion of the sill, a 4- to 7- meter high cut is taken out of the back of the sill with overhand methods, chiefly breasting. The ore is removed from the initial stope cut by diesel LHD units, and the stope is backfilled with development waste rock.
3. Stopes are planned so that mining, mucking and backfilling can proceed simultaneously if there are enough access crosscuts into the stope to permit this.
PLAN
11100 N
11150 N
10950 E
11000 E
10950 E
KEYLOR ORE BODY
123 ORE BODY
CEDRITO ORE BODY
SCALE 0 5 10 15 20 25 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 0567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg


FIGURE 25-1
GENERALIZED PLAN and SECTION of TYPICAL PREPARATION and MINING of CUT and FILL STOPES

near to both the main production shafts, ground movements could affect the stability of these installations. In fact some cracks in the walls of hoistroom of the San Francoisco shaft have been noted, apparently as a result of caving of the chimneys. Extraction of remnants left in these chimneys is technically possible, but should be delayed until the two shafts are no longer required for production or service.

A separate mine dump recovery effort is also being conducted at the mine site. This operation consists of the excavation and screening of old dump material from the previous operations, and transporting the screened product to the mill ore bins as supplemental mill feed material. The dump recovery operation is done by a combination of company operators and contractors. The company has acquired a new screening plant in a rental/purchase arrangement for increasing the production from the operation. Currently about 6,700 tonnes per month at average grades of over 100 gpt Ag are being shipped to the mill. The operators estimate that there are over 160,000 tonnes of dump material, which averages about 94 gpt Ag and negligible lead available for recovery. This material will only be viable if screened, in which case only about 22 percent, or about 35,000 tonnes, would be shipped to the mill with the remainder left as coarse rejects. The average silver grade in the screened dump material would contain about 42 percent of the total silver and the grade should improve to about 181 gpt Ag. Grades have been lower than the foregoing because the screening plant just began operations in early April, and for the first quarter, unsorted dump material was shipped to the mill and concentrator.

The mine currently operates on three shifts per day, 7 days per week. Both contractor crews and company personnel work the same shift schedule. Most company and contractor personnel live in the town of Musquiz, Coahuila, which is situated about 210 km on paved highways to the northwest of the Encantada Mine. The company is currently transporting all personnel to and from Múzquiz to the mine site in a company bus. Peñoles constructed and maintained about 180 houses, as well as a primary school, stores and recreational facilities in the proximity of the mine site, and FMS management is considering refurbishing the facilities, and accommodating the workforce in company controlled living quarters.

The current mine workforce (as of April 30, 2007) totals 197 people including contractors and a breakdown is as shown in Table 25-3.

The budget for 2007 is for production of 129,000 tonnes from the mine and 65,000 tonnes from the old mine dumps (Table 25-4). The milled tonnes are budgeted somewhat lower than the mine production tonnes, or 108,500 tonnes milled from the mine and 59,800 tonnes from the dump recovery, or a total of 168,300 tonnes milled. The average grades to the mill are budgeted at 359 gpt Ag; 500 gpt Ag for the mine and 170 gpt Ag for the dumps.

Desmín did not do any reconciliations, comparing mine production results with tonnes and grades milled in La Encantada plant. FMS will do this in the future, but currently have not done any comparisons, not only because of the sparse data from their short operations period, but also due to lack of qualified personnel to do the work. FMS recently hired a new Chief Engineer for the mine, and he will be able to organize the needed reconciliation effort.

**TABLE 25-3**
**First Majestic Silver Corp.**
**La Encantada Silver Mine**
**Manpower, Including Contractors (April 30, 2007)**

| | Company | | Mine Contractors | TOTALS |
|---|---|---|---|---|
| **Department & Category** | **Hourly** | **Staff** | | |
| **SITE ADMINISTRATION** | | | | |
| Manager & General Office | | 8 | | |
| Safety & Environment | | 3 | | |
| **Sub-Total** | | | | **11** |
| **MINE** | | | | |
| Miners & helpers | 6 | | 49 | |
| Equipment operators | 10 | | | |
| Service personnel | 9 | | 4 | |
| Supervision, admin. | | 5 | 5 | |
| **Sub-Totals** | **25** | **5** | **58** | **88** |
| **MINE TECHNICAL SUPPORT** | | | | |
| Engineering & Planning | 3 | 3 | | |
| Geology | 3 | 6 | | |
| **Sub-Total** | **6** | **9** | | **15** |
| **MINE DUMP RECOVERY** | | | | |
| Dump recovery | 16 | | | |
| **Sub-Total** | **16** | | | **16** |
| **MILL & PROCESS PLANT** | | | | |
| Mill & Plant | 30 | | | |
| Assay Laboratory | 5 | | | |
| Supv. & Administration | | 5 | | |
| **Sub-Total** | **35** | **5** | | **40** |
| **MAINTENANCE** | | | | |
| Mine & plant maintenance | 22 | | | |
| Supv. & Administration | | 5 | | |
| **Sub-Total** | **22** | **5** | | **27** |
| **TOTALS** | **104** | **24** | **58** | **186** |

TABLE 25-4
First Majestic Silver Corp.
La Encantada Mine
Minera La Encantada, S.A. de C.V.
2007 Production Budget for la Encantada

| Month | Ore Mined (tonnes) | Milled from Mine (tonnes) | Avg Grade Mine Ore (gpt Ag) | Milled from Dumps (tonnes) | Average Grade Dump Ore (gpt Ag) | TOTAL MILLED (tonnes) | AVERAGE GRADE COMBINED ORE (gpt Ag) |
|---|---|---|---|---|---|---|---|
| January | 9500 | 8,000 | 500 | 2,300 | 170 | 10,300 | 426 |
| February | 9500 | 8,000 | 500 | 2,300 | 170 | 10,300 | 426 |
| March | 9500 | 8,000 | 500 | 3,220 | 170 | 11,220 | 405 |
| April | 9500 | 8,000 | 500 | 4,140 | 170 | 12,140 | 387 |
| May | 9500 | 8,000 | 500 | 5,980 | 170 | 13,980 | 359 |
| June | 9500 | 8,000 | 500 | 5,980 | 170 | 13,980 | 359 |
| July | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| August | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| September | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| October | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| November | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| December | 12000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| TOTALS | 129000 | 108,480 | 500 | 59,800 | 170 | 168,280 | 383 |

## 25.3 *Mine Equipment*

Most of the mine equipment used at La Encantada was inherited from the previous operator; Desmín and Desmín acquired most it from Peñoles. The mobile equipment fleet includes several sizes, ranging from 1.0-yd$^3$ to 3.5-yd$^3$ capacity, of primarily Wagner diesel-powered LHD's. A summary of La Encantada Mine Equipment is shown in Table 25-5.

As can be appreciated from Table 25-5, much of the mine mobile equipment fleet is very old, and requires replacement. FMS management has a plan in place to replace much of the older mine equipment in the future. For 2007, the capital budget includes funding for one scoop tram, trucks, compressor and safety equipment.

## 25.4 *Mineral Processing Plant*

Principal parameters of the ore processing plant, including concentrate freight, smelting and refining values, are presented in Table 25-6 and a listing of the principal equipment is shown in Table 25-7. A flow diagram of the plant is provided in Figure 25-2. The plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation.

Ore is from two sources: from the underground mine and from old mine dumps with each contributing about 50 percent of the feed. The dump rock is screened ahead of the plant which results in upgrading the rock to about twice the grade of unscreened material. Mine and dump ore are not mixed; they are campaign processed through the plant.

The plant is a small, simple flotation plant in a single-line arrangement. Crushing is accomplished using two stages of crushing closed on the second stage, and the ore is milled in a single ball mill closed with a cyclone. The mill is rubber lined and is charged with 2-1/2-inch diameter grinding balls. Sulfide minerals and oxide minerals are floated sequentially and neither circuit incorporates cleaning; rougher concentrates are the final concentrate. However, both the sulfide and oxide systems have rougher-scavengers with the rougher-scavenger concentrates recycled to the head of the roughers.

Concentrates from both the sulfide and oxide circuits are combined in a concentrate thickener. Thickened concentrates are filtered on a filter press and the filtered concentrate is stockpiled and trucked to the Peñoles smelter at Torreon.

Tailings are thickened and then pumped to a nearby tailings containment. Tailings thickener overflow and the decant water from the tailings containment are pumped to a recycle-water tank and reused in the process.

TABLE 25-5
First Majestic Silver Corp.
La Encantada Mine
Minera La Encantada, S.A. de C.V.
Summary of Major Mine Equipment for Encantada Mine

**MOBILE EQUIPMENT**

| No.of Units | Description of Unit | Make & Model | Size | Date(s) Acquired |
|---|---|---|---|---|
| 2 | SCOOPTRAM | WAGNER ST-1A | 1 $yd^3$ | 1995 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | Unknown |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1989 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1995 & 1996 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1998 |
| 1 | MICROSCOOP | TAMBROCK 100D | 0.5$yd^3$ | 2002 |
| 2 | DIESEL LOCOMOTIVES | PLYMOUTH-HDM-24 | 8.0 tonnes | 1997 |
| 1 | FRONT-END LOADER | CATERPILLAR 938-G | 3.0 $yd^3$ | 2005 |
| 1 | CARGADOR | MICHIGAN M-75 | 3.0$yd^3$ | Unknown |
| 1 | MINE TRUCK-TELETRAM | TAMROCK EJC-416 | 10.0 tonnes | 2000 |
| 1 | JUMBO | TAMROCK | ? | Unknown |
| 1 | CARGADOR | CATERPILLAR 928-G | 2.5$yd^3$ | 1997 |
| 1 | MINE TRACTOR | FORD NEW HOLLAND 5610 | NA | 1995 |
| 1 | MINE TRACTOR | FORD NEW HOLLAND 6600 | NA | Unknown |
| 1 | U/G ROAD GRADER | HUBER F-1700 | ? | 1979 |
| 15 | RAIL MINE CARS | GRANBY-TYPE | 2.8 $M^3$ EACH | Unknown |

**MINE HOISTS**

| No.of Units | Description of Unit | Make & Model | Size | Date(s) Acquired |
|---|---|---|---|---|
| 1 | TWO-DRUM ORE HOIST MARIA ISABEL SHAFT | CANADIAN INGERSOLL-RAND MOTOR - 500 hp, 2200 v, 705 rpm | 72- X 54-in DRUMS 450 METERS, 11/8-in CABLES | Unknown |
| 1 | ONE-DRUM MAN HOIST MARIA ISABEL SHAFT | VULCAN IRONWORKS MOTOR - 125 hp, 440v, 705 rpm | DRUM SIZE - N.A. 450 METERS, 11/4-in. CABLE | Unknown |
| 1 | TWO-DRUM ORE HOIST SAN FRANCISCO SHAFT | CANADIAN INGERSOLL-RAND MOTOR - 400 HP, 2300v, 505 rpm | 72-X54-in DRUMS 450 METERS, 11/8-in CABLES | Unknown |

**MINE STATIONARY AIR COMPRESSORS**

| No.of Units | Description of Unit | Make & Model | Size | Date(s) Acquired |
|---|---|---|---|---|
| 1 | AIR COMPRESSOR | INGERSOLL-RAND 440 hp, RECIPROCATING, XLE | 2,400 cfm | Unknown |
| 1 | AIR COMPRESSOR | SULLAIR 350 hp, SCREW, 25-300L | 1,600 cfm | Unknown |

**PNEUMATIC DRILLING EQUIPMENT**

| No.of Units | Description of Unit | Make & Model | Size | Date(s) Acquired |
|---|---|---|---|---|
| 10 | STOPER ROCK DRILLS | MID-WESTERN MACHINERY | N.A. | Unknown |
| 2 | JACKLEG ROCK DRILLS | GARDNER-DENVER, 58F | N.A. | Unknown |
| 16 | JACKLEG ROCK DRILLS | REFACCIONES PNEUMATICAS DE SAN LUIS POTOSI, S.A. | N.A. | Unknown |

**DIAMOND DRILLING EQUIPMENT**

| No.of Units | Description of Unit | Make & Model | Size | Date(s) Acquired |
|---|---|---|---|---|
| 1 | DIAMOND-DRILL RIG | ATLAS-COPCO, DIAMEC MODEL 250, WIRELINE RIG | N.A. | Unknown |

**OTHER MINE EQUIPMENT**

| No.of Units | Description of Unit | Make & Model | Size | Date(s) Acquired |
|---|---|---|---|---|
| 1 | MINE VENTILATION FAN | SPENDRUP | 350 hp, 3,500 $m^3$ per min. | Unknown |
| 2 | MINE DEWATERING | GARDNER-DENVER DUPLEX | 30 hp electric motor | Unknown |
| 2 | MINE DEWATERING | SULZER | 300hp, 23.6 l/sec. | Unknown |
| 1 | MINE DEWATERING | UNKNOWN | 40 hp electric motor | Unknown |
| 1 | MINE PICKUP | GMC, SERIES 1 GTC C | Diesel pickup | 1995 |

**TABLE 25-6**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Ore Processing, Principal Parameters**

| Parameter | Units | Mine | Dumps | Combined |
|---|---|---|---|---|
| Plant Capacity | | | | |
| Annual | thousand tonnes/year | | | 300 |
| Daily | tonnes/day | | | 800 |
| Actual Throughput Rate | | | | |
| Annual | thousand tonnes/year | 110 | 83 | 193 |
| Daily | tonnes/day | 333 | 252 | 585 |
| Ore Grade | | | | |
| Silver | grams/tonne | 450 | 114 | 306 |
| Lead | percent | 2.4 | 0.9 | 1.8 |
| Recovery | | | | |
| Silver | percent | 65 | 50 | 63 |
| Lead | percent | 12 | 6 | 11 |
| Concentrate Grade | | | | |
| Silver | grams/tonne | 8,000 | 5,000 | 7,429 |
| Lead | percent | 8 | 5 | 7.4 |
| Concentrate Quantity | dry tonnes/year | 4,022 | 946 | 4,968 |
| Plant Operating Cost | $/tonne ore | | | 8.50 |
| | $/tonne concentrate | 232 | 746 | 330 |
| Freight, Smelting & Refining Values | | | | |
| Freight cost | $/dry tonne concentrate | | | 36 |
| Smelting cost | $/dry tonne concentrate | | | 190 |
| Refining cost | $/payable kg silver | | | 7.50 |
| Payables | | | | |
| Silver | percent | | | 95 |
| Lead | percent | 63 | 40 | 60 |

**TABLE 25-7**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Ore Processing, Principal Equipment**

| Item | Size | Qty. |
|---|---|---|
| Coarse ore bin | 1,000 tonne capacity, stationary grizzly on top w/12-inch openings | 1 |
| Feeder and belt | 42-inch belt | 1 |
| Jaw crusher | 24- x 36-inch | 1 |
| Vibrating screens | 6- x 14-ft., 3/8-inch openings | 2 |
| Cone crusher | 4-1/4-ft. | 1 |
| Crushed ore silos | 500-tonne capacity | 2 |
| Ball mill | 9-1/2-ft dia. x 11-ft long overflow | 1 |
| Cyclones | D-20 | |
| Sulfide flotation cells | | |
| Roughers | Galigher 100 $ft^3$ | 6 |
| Rougher scavengers | Galigher 100 $ft^3$ | 6 |
| Oxide flotation cells | | |
| Roughers | Galigher 100 $ft^3$ | 4 |
| Rougher scavengers | Galigher 100 $ft^3$ | 6 |
| Tailings thickener | 125-ft dia. | 1 |
| Concentrate thickener | 50-ft dia. | 1 |
| Concentrate filter | Pressure filter | 1 |


COARSE ORE
BIN
1000 T
Jaw Crusher
24" X 36"
Conveyor 1
Screen 1 and 2 3/8"
SCREENING
Cone Crusher 51"
Conveyor 3
Conveyor 2
Conveyor 4
3/8"
CRUSHING PLANT
SILO 1
500 T.
SILO 2
500 T.
FINE ORE
COARSE ORE
MILLING
Ball Mill 9 ½ x 11 ft
FLOTATION PLANT
CONVENTIONAL HEAD SULPHIDES
CELLS
FINAL
CONCENTRATES
FINAL
TAILS
HEAD
OXIDES
TANK 125 ft
TAILINGS DAM
FRESH WATER
RECOVERED
WATER
THICKENER
TANK 50 ft
FILTER-PRESS
CONTRACTION
SHIPPING
MILL SUPERINTENDENT
ING. XAVIER VELAZQUEZ A.
♦FRESH WATER IS OBTAINED FROM TWO WEELS (CHATA AND G5)
♦THE FRESH WATER AND RECLAIM FEEDS TO MILL, FILTER PRESS, 125ft THICKENER TANK AND COOLING SYSTEM IN CRUSHING TANK
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Mine
Date of Issue
Jun/2007
Drawing Name
Fig.25-2.cdr

FIGURE 25-2
LA ENCANTADA MINE
PROCESS FLOWSHEET 2007

## 25.5 *Infrastructure*

The infrastructure for La Encantada was very well developed by the previous operators, especially Peñoles. The operations support facilities, located near the plant, include administrative offices, a medical clinic, warehouse, assay laboratory, power generation plant, fuel storage facilities, maintenance shops, mine compressor building, surface maintenance shop, mine dry, water storage tanks, employee hotel and dining hall, contractor offices and security guard shack. The Maintenance Department operates from the surface shops, and also from an underground shop (840 level), located near the center of the mine. Road maintenance is done with a fleet of company tractors, road grader and wheel loaders. Dump trucks for ore haulage and road maintenance are largely vehicles contracted locally. The company has a passenger bus for transporting operations personnel to and from the town of Múzquiz, where most employees have homes.

The company also has a town constructed by Peñoles, and which is largely unoccupied at this time. The town site has 180 housing units of which 70 are occupied. There is also a kitchen/dining room for salaried staff and some contractor managers and visitors, a primary school, a church, a store, recreational facilities, etc. The company has had problems with turnover at the operation, mainly because of the long commute to and from the site every weekend. Management is planning to refurbish the company housing and offer housing to employees at a nominal rental fee.

The electric power for the operation and supporting infrastructure is generated on-site. The power generation plant consists of three General Motors 3,250 KVA diesel-powered motor generators. In addition there are two 1,000 KVA CAT D399 motor-generator sets for site power, when the mill and process plant are idle. Power consumption is presently about 800,000 kW per month. The 2007 cost of electric power is presently about $0.18 per kWhr. The mine is situated about 45 km from a major government (Comisión Federal de Electricidad) power line, and the company will examine the possibility of connecting to this line, and discontinuing use of the diesel plants, keeping them in reserve for emergencies or supplemental power generation.

Potable water for the offices and employee housing is derived from a well in the mine, which penetrates below the water table. The industrial water for the mine and plant is obtained from a series of wells located about 15 kilometers from the site. This water is pumped to and stored in a number of storage tanks located throughout the plant and mine site.

Communications to and from La Encantada are via satellites, both for wireless Internet information systems, and also for the telephone system. Currently the telephone system has two lines. La Encantada has a site radio system for instant communications between all Supervisors and Managers, and all surface vehicle operators also have radio communication capabilities.

There is an airstrip located in the broad valley to the northwest of the mine site. This strip is suitable for light planes, and is used for flying in emergency supplies, or for transporting mine personnel, visitors and others into and out of La Encantada, and other nearby locations. The airstrip is 1,200 meters long, 17 meters wide, and has a gravel surface.

The site is connected with the national highway system and, although in a remote location, La Encantada is reasonably accessible. The access to the mine from the town of Múzquiz, Coahuila, which lies to the northeast of La Encantada, accessible via a 45 kilometers of gravel road, and then another 170 kilometers on a paved highway to Múzquiz.

## 25.6 *Tailings*

Tailings are deposited in a large storage impoundment located in a natural basin to the northwest of the process plant site (Figure 25-3). The impoundment is a continuation of that used by both Desmín and Peñoles, and construction of the impoundment berms is with the up-stream method, constructing berms using borrow material placed on top of consolidated tailings. FMS is constructing a new berm, which should be adequate to contain tailings for at least five years of operations (at current mining and processing rates).

## 25.7 *Product Marketing*

FMS has a purchase agreement with MET-MEX Peñoles located in the city of Torreón, State of Coahuila, México. The purchase agreement establishes the obligation to sell all mineral production from La Encantada mine to the Peñoles smelter. This, however, is the natural market for concentrates since the MET-MEX Peñoles smelter is the closest such facility for shipping La Encantada concentrates. The contract between La Encantada and Peñoles for sales of bulk flotation concentrate is typical for this product.

La Encantada purchase contract of concentrates with Peñoles includes typical conditions and related charges as follows:

- Each lot is weighed upon receipt and sampled. La Encantada also weighs and samples the shipments at the mine site.
- Smelting charge per dry tonne of concentrate is $190.00.
- Freight cost per tonne of concentrate is $36.00.
- Refining cost per payable kilogram of silver is $7.50
- Payables by Peñoles are: 95 percent for contained silver, and all of the contained lead in excess of 3 percent.

During the months March and first half of April, 2007 La Encantada shipped about 510 tonnes of concentrates to the smelter, which contained about 4,164kg Silver and 65,635kg lead. The concentrates typically contain 8.2kg per tonne (265 oz per tonne) silver and 13 percent lead.

## 25.8 *Environmental Safety Review*

Minera La Encantada has been operating La Encantada mine since the early 1970s with the necessary land-use and water extraction permits in effect for the operation. FMS has purchase the land surface

rights, under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property. Through the years and changes in the regulatory framework, La Encantada has been required to update the necessary operation permits.

In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. La Encantada mine was declared in suspension of activities by Peñoles in 2003.

PAH's environmental and safety review consisted of discussions with FMS' COO Ing. Ramón Dávila Flores, and mine manager and supervisors, Ing. José Luis Arana, Manager of Operations, and other personnel. PAH visited the site to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts, and a briefly reviewed file records provided to PAH during the site visit. PAH's assessment was not intended as an environmental and safety compliance audit, although prudent practices were considered in the review. In PAH's opinion, La Encantada is in compliance with regulatory requirements and only subject to confirmation of the required permits and authorizations.

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by La Encantada. No acid rock drainage (ARD) is produced from the mine workings.

PAH noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site.

La Encantada has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment.

La Encantada has not supplied to PAH the estimated costs for reclamation and mine closure of the mine or mill and tailings containment areas; however, PAH considers the costs will be low because La Encantada owns most of the surface rights where the installations and mine are located.

PAH's estimate for the costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are based on PAH's experience in mining projects in México, and are not the result of detailed analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards.

## 25.9 *Economic Analysis*

### 25.9.1 Capital Costs

The FMS capital expenditures planned for 2007 total $6.2 million. The 3-year capital budget is $11.8 million including the acquisition costs of the property, mill and power plant upgrades, mine equipment additions and replacements, exploration and infrastructure development costs. Major capital expenditures in the program registered for the first four months of 2007 is the acquisition cost from Peñoles and investments in exploration, some mine equipment and plant improvements. The capital cost schedule for la Encantada three-year plan is shown in the Table 25-8.

**TABLE 25-8**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Estimated Capital Expenditures Summary (5 years)**

| | CAPEX SCHEDULE AND SUSTAINING CAPITAL | | | | | | |
|---|---|---|---|---|---|---|---|
| **Capital Cost Summary** | **YEAR 0** | **YEAR 1** | **YEAR 2** | **YEAR 3** | **YEAR 4** | **YEAR 5** | **TOTALS** |
| Acquisition from Penoles | | 3,250,000 | | | | | 3,250,000 |
| **Sub-Total** | | **3,250,000** | | | | | **3,250,000** |
| **Exploration & Development** | | | | | | | |
| Diamond Drilling | | 750,000 | 1,000,000 | 750,000 | | | 2,500,000 |
| Development & Exploration | | 500,000 | 1,000,000 | 1,000,000 | | | 2,500,000 |
| **Sub-Total** | | **1,250,000** | **2,000,000** | **1,750,000** | | | **5,000,000** |
| **Equipment** | | | | | | | |
| Scooptrams | | 350,000 | 500,000 | | | | 850,000 |
| Trucks | | 100,000 | 300,000 | | | | 400,000 |
| Auxilliary Equipment | | 100,000 | 150,000 | 300,000 | | | 550,000 |
| Compressors | | 100,000 | 150,000 | | | | 250,000 |
| Safety Equipment & Mine Rescue | | 50,000 | 50,000 | 25,000 | | | 125,000 |
| **Sub-Total** | | **700,000** | **1,150,000** | **325,000** | | | **2,175,000** |
| **Construction & Plant Improvements** | | | | | | | |
| Upgrade Flotation Plant | | 150,000 | 100,000 | 50,000 | 50,000 | 50,000 | 400,000 |
| Upgrade Power Plant | | 375,000 | | | | | 375,000 |
| Buildings and Offices | | | 50,000 | 50000 | 50000 | 25000 | 175,000 |
| **Sub-total** | | **525,000** | **150,000** | **100,000** | **100,000** | **75,000** | **950,000** |
| **Mine Dump Recovery Equipment** | | | | | | | |
| Screening Plant for Dumps | | 250,000 | | | | | 250,000 |
| Two Front-End Loaders | | 200,000 | | | | | 200,000 |
| **Sub-Total** | | 450,000 | | | | | **450,000** |
| **TOTALS** | | 6,175,000 | 3,300,000 | 2,175,000 | 100,000 | 75,000 | 11,825,000 |

### 25.9.2 Operating Costs

La Encantada operating costs for the first four months of 2007 have averaged $36.21 per tonne of ore processed, inclusive of dump material, which equates to a cost per ounce of silver of $6.15. The costs include downstream concentrate freight and processing costs of about $5.87 per tonne milled or $1.00 per ounce of silver recovered. The average combined operating cost for 2007 is projected to average about $50 per tonne milled. A summary of the combined mine and dump recovery operating costs for the first four months of 2007 is found in Table 25-9.

**TABLE 25-9**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Unit Operating Costs for 2007 (Jan-April, $US )**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| U/G Mine | 837 | 12.99 | 2.21 |
| Mine Dump Recovery | 1 | 0.02 | 0.00 |
| Total Mining | 838 | 13.01 | 2.21 |
| Mill & Concentrator | 536 | 8.32 | 1.41 |
| Site G&A | 581 | 9.02 | 1.53 |
| Conc. FSR | 378 | 5.87 | 1.00 |
| **TOTALS** | **$2,333** | **$36.21** | **$6.15** |

*Based on 36,846 tonnes from U/G mine and 27,590 tonnes from dump recovery or 64,436 tonnes.
**Based on 328,292 oz Ag from U/G mine and 50,897 oz Ag from dump recovery or 379,189 oz Ag

The average mine-only operating cost is $53.78 per tonne, and also includes costs for the downstream processing of the silver-lead concentrates. The site-only operating cost for the mine generated ore has averaged about $46.07 per tonne, and the total cost per ounce of silver obtained from mine ore has averaged $5.73 per oz Ag for 2007. The downstream concentrate freight and smelting and refining costs are $7.71 per tonne or $0.82 per oz Ag for the first four months of 2007. A summary of the mine-only operating costs is shown in Table 25-10.

The average costs for extraction and processing of the old dump material for 2007 are $16.10 per tonne, or $8.84 per oz Ag produced. The site-only costs for extraction, screening, milling and processing of the

**TABLE 25-10**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Mine**
**Summary of Unit Operating Costs for U/G Mine Only ($US)**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| **U/G Mine** | | | |
| Directs | 656 | 18.74 | 2.00 |
| Indirects | 181 | 5.17 | 0.55 |
| **Total Mining** | **837** | **23.91** | **2.55** |
| **Mill & Concentrator** | | | |
| Directs | 276 | 7.88 | 0.84 |
| Indirects | 34 | 0.97 | 0.10 |
| **Total Concentrator** | **310** | **8.85** | **0.94** |
| **Site G&A** | | | |
| Directs | 466 | 13.31 | 1.42 |
| Indirects | 0 | 0.00 | 0.00 |
| **Total Site G&A** | **466** | **13.31** | **1.42** |
| *****Concentrate Freighting, Smelting & Refining** | | | |
| Freighting | 31 | 0.89 | 0.09 |
| Smelting | 162 | 4.63 | 0.49 |
| Refining | 77 | 2.20 | 0.23 |
| **Total Conc. FSR** | **270** | **7.71** | **0.82** |
| **Totals** | | | |
| Directs | 1,668 | 47.64 | 5.08 |
| Indirects | 215 | 6.14 | 0.65 |
| **TOTALS** | **$1,883** | **$53.78** | **$5.73** |

*Based on 35,016 tonnes from U/G Mine
**Based on 328,621 ozs Ag Produced from U/G
***Based on 854.5 t Concentrate from Mine

old dump material have averaged $12.24 per tonne or $6.72 per oz Ag for 2007 (4 months) plus $3.86 per tonne or $2.12 per oz Ag for concentrate freight and downstream smelting and refining.

Table 25-11 is a summary of the operating costs for the first four months of 2007 for the dump recovery effort.

TABLE 25-11
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Mine
Summary of Unit Operating Costs for Dump Recovery Only ($US)

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| **Dump Recovery** | | | |
| **Directs** | 1 | 0.04 | 0.02 |
| **Indirects** | 0 | 0.00 | 0.00 |
| **Total Dump Recovery** | **1** | **0.04** | **0.02** |
| **Mill & Concentrator** | | | |
| **Directs** | 207 | 7.41 | 4.07 |
| **Indirects** | 18 | 0.64 | 0.35 |
| **Total Concentrator** | **225** | **8.05** | **4.42** |
| **Site G&A** | | | |
| **Directs** | 116 | 4.15 | 2.28 |
| **Indirects** | 0 | 0.00 | 0.00 |
| **Total Site G&A** | **116** | **4.15** | **2.28** |
| *****Concentrate Freighting, Smelting & Refining** | | | |
| **Freighting** | 15 | 0.54 | 0.29 |
| **Smelting** | 81 | 2.90 | 1.59 |
| **Refining** | 12 | 0.43 | 0.24 |
| **Total Conc. FSR** | **108** | **3.86** | **2.12** |
| **Totals** | | | |
| **Directs** | 432 | 15.46 | 8.49 |
| **Indirects** | 18 | 0.64 | 0.35 |
| **TOTALS** | **$450** | **$16.10** | **$8.84** |

*Based on 27,950 tonnes milled from dumps
**Based on 50,897 oz Ag from dump recovery
***Based on 424.2 t Concentrate from Dumps

### 25.9.3 Economic Analysis

A simplified cash flow forecast has been prepared and is presented as Table 25-12. The economics covers the period from January 2008 through December 2012, at which time the known proven/probable reserves will be exhausted and the fifth year's production will be extracted from the measured and indicated resources. In the interim, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that reserves will continually be added over time.

Basic premises for the cash flow involve the silver price, which is taken as $10/ounce. The lead price is taken as $0.50/lb. No escalation was considered for operating costs and expenses. Reclamation expenditures are considered spent in the last three years of the period. It can be seen from the table that a net present value for the project at a 15-percent discount rate is approximately $2.6 million.

Sensitivity analyses were performed at different discount rates and the analysis shows robust economics for La Encantada, as follows:

- At 0 % discount $6.4 million
- At 10 % discount $3.5 million
- Base Case @ 15 % discount $2.61 million
- At 20 % discount $1.9 million
- At 25 % discount $1.4 million.

As expected, the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the La Encantada mine shows positive economics as measured by a cash flow exercise, except when the price of silver falls by 20 percent. Therefore, the postulated reserve position is accepted.

The La Encantada mine is an existing operation, mining and processing high grade ores, therefore a payback period for the purchase price of Minera La Encantada from Peñoles is at the second full year of operation. It can be seen from Table 25-12 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures.

The mine life, based on the proven/probable reserve position, is about 4.0 years and covers production through 2011.

Table 25-12
**FIRST MAJESTIC SILVER CORP.**
**MINERA LA ENCANTADA, S.A. DE C.V.**
**La Encantada Silver Mine**
**Simplified Cash Flow**

| Prepared by FMS and reviewed by PAH. | | | | year 1 | year 2 | year 3 | year 4 | year 5 |
|---|---|---|---|---|---|---|---|---|
| CAPITAL EXPENDITURES | | | | | | | | |
| **Mine Plan** | TPD | | | | | | | |
| TONNES TREATED - flotation oxides ore | 394 | | | 130,000 | 130,000 | 130,000 | 130,000 | 110,000 |
| TONNES TREATED - OXIDE ORE dumps | 197 | | | 65,000 | 65,000 | 30,000 | 0 | 0 |
| **Total Tonnes** | **591** | | | **195,000** | **195,000** | **160,000** | **130,000** | **110,000** |
| Metals Payments | | | | | | | | |
| NSR OXIDES | | | | 873,918 | 874,355 | 403,784 | 0 | 0 |
| NSR Sulphides | | | | 10,171,041 | 10,171,041 | 10,171,041 | 10,171,041 | 8,606,265 |
| **Net Revenues** | | | | **11,044,959** | **11,045,396** | **10,574,825** | **10,171,041** | **8,606,265** |
| | | | | | | | | |
| OPERATING COSTS SULPHIDES: | | | | 6,500,000 | 6,500,000 | 6,500,000 | 6,500,000 | 5,500,000 |
| OPERATING COSTS OXIDES: | | | | 650,000 | 650,000 | 300,000 | 0 | 0 |
| TOTAL OP. COSTS | | | | 7,150,000 | 7,150,000 | 6,800,000 | 6,500,000 | 5,500,000 |
| Royalty Expense | 0 | | | 0 | 0 | 0 | 0 | 0 |
| Property Tax & Insurance | | | | 140,000 | 140,000 | 140,000 | 140,000 | 140,000 |
| | | | | | | | | |
| Net after costs | | | | 3,754,959 | 3,755,396 | 3,634,825 | 3,531,041 | 2,966,265 |
| Interest Expenses | 0 | | | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | |
| Net Profit | | | | 3,754,959 | 3,755,396 | 3,634,825 | 3,531,041 | 2,966,265 |
| Depreciation | | | | 0 | 1,543,750 | 2,477,083 | 3,214,583 | 3,914,583 |
| Net taxable income | | | | 3,754,959 | 2,211,646 | 1,157,742 | 316,457 | -948,318 |
| Profit Sharing | 0.1 | | | 0 | 221,165 | 115,774 | 31,646 | 0 |
| Net profit after profit sharing | | | | 3,754,959 | 1,990,481 | 1,041,967 | 284,811 | 0 |
| Tax @ 29% | 0.29 | | | 0 | 0 | 0 | 0 | 0 |
| Net profit after TAX | | | | 3,754,959 | 1,990,481 | 1,041,967 | 284,811 | 0 |
| depreciation | | | | 0 | 1,543,750 | 2,477,083 | 3,214,583 | 3,914,583 |
| | | | | | | | | |
| Loan Proceeds | | | | | | | | |
| Cash Flow Before Principal & Sustaining Capital | | | | 3,754,959 | 3,534,231 | 3,519,051 | 3,499,395 | 3,914,583 |
| | | | | | | | | |
| CAPEX EQUITY | | | 0 | 6,175,000 | 3,300,000 | | | |
| Sust. Capital | | | | | | 1,975,000 | 200,000 | 175,000 |
| Excess Cash Flow | | | 0 | -2,420,041 | 734,231 | 2,044,051 | 2,799,395 | 3,239,583 |
| | | | | | | | | |
| **Cumulative Cash Flow** | | | **0** | **-2,420,041** | **-1,685,810** | **358,241** | **3,157,636** | **6,397,219** |
| | | | | | | | | |
| IRR | | 0.60 | | | | | | |
| NPV | 0.00 | 6,397,219 | | | | | | |
| | 0.10 | 3,514,583 | | | | | | |
| | 0.15 | 2,613,918 | | | | | | |
| | 0.20 | 1,940,012 | | | | | | |
| | 0.25 | 1,430,886 | | | | | | |

## 26.0 ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.


RECEIVED
APR -2 A 6:53

*Technical Report for the La Parrilla Silver Mine, Durango State, México*

*Prepared for*
*First Majestic Silver Corp.*

*July 24, 2007*

*70567*

*Amended*


pincock
allen &
holt


pincock
allen &
holt
Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# *Technical Report for the La Parrilla Silver Mine Durango State, México*

*Prepared for*

*First Majestic Silver Corp.*

*July 24, 2007*

*70567*

Prepared by

**Pincock, Allen & Holt**

***Leonel Lopez, C.P.G.***
***Richard Addison, P.E.***

***Amended***

## 1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects ("NI 43-101") and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report ("43-101F1"). The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

## 2.0 TABLE OF CONTENTS

See discussion in Section 1.

CONTENTS

CONTENTS (Continued)

CONTENTS (Continued) Page



**TABLES**

## CONTENTS (Continued)

Page



## FIGURES

## CONTENTS (Continued)

## 3.0 EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering the La Parrilla Silver Mine located in the Municipality of Nombre de Dios, Durango State, México. The objective of this Technical Report is to provide FMS with a report that will comply with existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

La Parrilla Silver Mine is owned and operated by First Majestic Resources México, S.A. de C.V. (FMRM) a wholly-owned subsidiary of FMS since 2004. La Parrilla mine consists of underground silver / lead / zinc mining operations, and cyanidation and flotation ore processing plants. La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals.

FMRM owns mining rights that cover 3,433.51 hectares (8,484.34 acres) within 36 titled concessions in addition to 49,856.7 hectares (123,197.89 acres) in two claim applications, the final coverage of which will be determined by surveying. Duration of the mineral rights concessions is over 50 years renewable over similar time periods.

La Parrilla mine consists of underground mine development that includes drifts, ramps, raises and old workings along the S-SE-trending Los Rosarios System. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios System comprises the La Rosa, Rosarios, La Blanca and San José mines and it tends to intersect the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include the Quebradillas, Protectora, San Nicolas, San José and Las Vacas, etc.

Historical production records, plus surveying volumes of old stopes within La Parrilla mines, suggest that approximately 700,000 tonnes of silver ores were extracted from these mines at an estimated grade of 395 g/tonne Ag, 2.5 % Pb and 2.3 % Zn. Additional production by Mina Los Rosarios between 1978 and 1991 shows 230,500 tonnes of ore extracted at an average grade of 235 g/tonne Ag; 1.89 % Pb and 1.74 % Zn. This production amounts to 10 million ounces silver, 46.7 million pounds lead and 38.4 million pounds zinc prior to FMRM operations.

FMRM has commenced an aggressive exploration and development program that includes ramps, and drifting and crosscutting into the old working areas of the Los Rosarios System. Exploration budget for the second semester of 2007 is $2.5M. It includes 101 drillholes totaling 23,050m, geophysical and geochemical surveying, and approximately 1,500m of drifting, crosscutting and ramps development. This program is based on the following premises:

1. Resume production and increase operating capacity to take advantage of current high metal prices.

2. Recover lower grade zones and consolidate mining blocks of reserves to support reasonable production schedule and increase La Parrilla Resource / Reserve base.

3. Support exploration activities through channel sampling and underground drilling, and

4. Initiate deep drilling from surface sites.

PAH has reviewed La Parrilla Reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Parrilla has estimated mineable Reserves for the following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The Proven ore category has been projected up to 20 meters from the drift sample data, while the Probable ore category is projected another 20 meters beyond the Proven ore. The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.403 million tonnes averaging 271 grams per tonne silver, 0.20 percent lead and 0.13 percent zinc, for a total of 3.66 million contained ounces of silver with gold credit.

Resource calculations by FMRM at La Parrilla are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource block boundaries along mineralized structures, and another 20m beyond the blocks' width. La Parrilla mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves. The grade for these blocks is determined from the grade estimated for the drillhole intercepted grade and from the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Indicated silver Resources, including oxides and sulfides mineralization, consist of 1.1 million tonnes averaging 358 grams per tonne silver, for a total content of 13,169,500 ounces of silver equivalent

inclusive of gold credit for oxides and lead for sulfides. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is inclusive of gold credit in oxides, at 5 g/tonne Ag, and inclusive of lead credit for sulfides, at 20.6 g/tonne Ag. This estimate is based on the following prices: Ag - $10/oz, Au - $570/oz and Pb - $0.50 / lb.

Table 3-1 presents a summary of La Parrilla Proven and Probable Reserves and Indicated and Inferred Resources.

**TABLE 3-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Silver Mine**
**Reserves / Resources Estimated at May 31, 2007 (1,5,7).**

| TOTAL PROVEN AND PROBABLE RESERVES (3) | | | | | | | | Contained Silver Eq. |
|---|---|---|---|---|---|---|---|---|
| Category | Ore Type | Metric Tonnes | Width m | Au g/tonne | Ag g/tonne | Pb % | Zn % | Ounces (2,3,4) |
| Reserves | OXIDES | 221,858 | 2.74 | 0.00 | 277 | 0.06 | 0.06 | 2,009,526 |
| Reserves | SULFIDES | 181,156 | 2.34 | 0.00 | 263 | 0.38 | 0.21 | 1,651,201 |
| Total Reserves | OXIDES PLUS SULFIDES | 403,01[illegible] | 2.56 | 0.00 | 27[illegible] | 0.20 | [illegible] | 3,660,727 |
| Total Indicated Resources Oxides plus Sulfides (6) | | 1,095,703 | 6.64 | 0.17 | 358 | 1.37 | 0.81 | 13,169,500 |
| Total Inferred Resources Oxidos plus Sulfides (6) | | 4,109,291 | 3.63 | 0.15 | 255 | 0.90 | 1.14 | 35,784,500 |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalente based on sales. Prices used for evaluation: Ag - $10/oz; Au - $570/oz; Pb - $0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec. X Payable Au X Au price.
(4) Sulfides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X2204/100) X 0.70 X 0.85 X $0.50 = $6.61/tonne.
(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered.
(6) Rounded.
(7) Reserves and resources in this report are exclusive of each other.

Figure 3-1 shows the Los Rosarios System Reserve / Resource Blocks.

PAH has excluded from the Reserve / Resource base the zinc mineralization, which may represent a significant value for La Parrilla operation, due to the fact that no zinc flotation circuit was active during PAH's site visit. It is PAH's understanding that the flotation circuit to produce and recover zinc concentrates is now being activated by FMRM; however, no results are available at this time to estimate parameters such as recovery rates, etc. for economic considerations. In the current resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in the value or silver equivalent calculation.

PAH notes that these Resources are in addition to the previously reported Reserve.

Additional geologic potential exists within La Parrilla's area to investigate targets that may result in significant resource development for La Parrilla. Direct exploration of the geophysical anomaly areas may result in significant target zones for further exploration. Previous investigations by Grupo México


ROSARIO MINE
LA BLANCA MINE
LA ROSA MINE
SANTA ENCARNACION SHAFT
INFERRED OXIDES
SULFIDES
ORE SHOOT 1
ORE SHOOT 2
ORE SHOOT 3
ORE SHOOT 2
2,200 m.a.s.l.
2,100
2,000
1,900
1,800
1,700
1,600
Section 22W-22W'
Section 21W-21W'
Section 20W-20W'
Section 19W-19W'
Section 18W-18W'
Section 17W-17W'
Section 16W-16W'
Section 15W-15W'
Section 14W-14W'
Section 13W-13W'
Section 12W-12W'
Section 11W-11W'
Section 10W-10W'
Section 09W-09W'
Section 08W-08W'
Section 07W-07W'
Section 06W-06W'
Section 05W-05W'
Section 04W-04W'
Section 03W-03W'
Section 02W-02W'
Section 01W-01W'
Section 0-0'
Section 1-1'
Section 2-2'
Section 3-3'
Section 4-4'
Section 5-5'
Section 6-6'
Section 7-7'
Section 8-8'
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
DDH Finished
DDH Finished (values less than 100 g/t)
DDH In process
DDH Programmed
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
FIGURE 3-1
LOS ROSARIOS SYSTEM
RESERVE / RESOURCE BLOCK
Date of Issue
Jun/2007
Drawing Name
Fig3-1.dwg

have also indicated Induced Polarization anomalies, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the La Parrilla holdings are the following:

- San José mine
- Sacramento
- Cerro Santiago
- Stockwork zone to the east of Quebradillas
- Las Víboras
- San Marqueña
- Mina Los Perros
- Color anomaly to the west of San José de la Parrilla
- La Protectora, etc.

Additional Inferred Resources have been projected in Rosarios and San Marcos zones.

First Majestic operates three mines in La Parrilla area. The Rosa/Rosario and La Blanca, the San Marcos, and Las Quebradillas operations, all of which are separate mines within an area of about 10 square kilometers. The production from the mines during the first five months of 2007 has been about 65,700 tonnes at an average grade of 186 gpt Ag. Oxide ore mined was about 45,400 tonnes, while sulfide ore mined was about 20,300 tonnes. The tonnes milled during the 5 months totaled 55,800 tonnes and the approximately 10,000 tonnes of excess were in inventory on the mill patios at the end of May. La Parrilla process plant has both an oxide recovery circuit and sulfide recovery circuit; therefore both doré metal bars and flotation concentrates are produced. Products are marketed to the Peñoles' smelter and refineries, located in Torreon, Coahuila. Silver production for the first 5 months of 2007 was about 204,500 equivalent ounces of silver. Future plans require improvements in production rates, ore head grades and mill recoveries to achieve about 1.54 million ounces of silver equivalent production per year by the end of 2008.

Mining is semi mechanized with trackless loading and hauling, some drilling is done with a new 2-boom electro-hydraulic drill jumbo, but most development and production drilling is accomplished with hand-held jackleg drills, ore and waste mucking and some underground haulage. Medium sized diesel load-haul-dump (LHD) units, are used for underground haulage is largely done with low-profile underground haulage trucks, but underground haulage from the Rosarios area is done with highway type dump trucks. Highway-type dump trucks are used for ore transport to the mill or mill patios and also for transport of mine waste to the construction site for the new tailings berm.

The principal stoping method for the near-vertical veins of La Parrilla area is overhand cut and fill, with backfill mainly obtained from development waste. Drifting and ramping is all trackless, and at times old drifts and other workings that are used in the modern FMRM operations are slashed out to accommodate the trackless equipment. Raising is mainly done conventionally as "bald-headed raises", but some major raises, ventilation, orepasses, etc, are done with contracted raise boring equipment.

The mines are dry and very little water handling is required. Ventilation is primarily by natural flow, and the operators are in the process of boring exhaust ventilation raises for both the San Marcos and Quebradillas operations. Compressed air is provided from surface compressor stations in all three operations.

The ore processing plant at La Parrilla processes both oxide and sulfide silver ore in two separate parallel circuits. The oxide circuit processes an average of 300 tonnes per day of ore containing 200 grams per tonne of silver and recovers about 65 percent of the contained silver as silver bars. The sulfide circuit processes an average of 75 tonnes per day of ore containing about 175 grams per tonne silver and one percent lead and recovers about 65 percent of the silver and about 55 percent of the lead into a concentrate containing about 3.5 kilograms per tonne silver and 20 percent lead.

The plant was extensively expanded and modified in 2006 to allow processing of both oxide and sulfide ore at a rate of 400 tonnes per day each, but has yet to reach full capacity, primarily because of insufficient availability of ore. Metal recoveries have also yet to reach expected values with the plant still in a start-up mode with modifications ongoing and operators learning how best to operate it. Metal recoveries are expected to gradually rise to 70 percent, and may, perhaps, improve further as the mineral processed is extracted from other areas of the mine outside of the transition zone. In addition to the plant expansion, the tailing containment area is presently being expanded.

Figure 3-2 shows Ore Processing Plant Layout.

Infrastructure for the operation is well established with adequate roads, buildings and utility systems. Power and water supply systems were expanded in 2006 to mine and process ore at a higher rate than in the past.

PAH is not aware of any environmental liabilities in La Parrilla mining district. FMRM applied for modifications to the previous operating permits ("Permiso Unico Ambiental") to accommodate the expansion for the processing plant installations. This was granted on March 23, 2006. Most of the surrounding area to La Parrilla is prospective land, except for the San José de la Parrilla town, where no mining activity takes place.

The mine operations are contracted to outside contractors, and surface ore and waste haulage is also contracted. The administration, beneficiation plant and ancillary functions are all accomplished with company personnel. The total personnel on site at the end of May 2007 totaled 370 people of which 252 were outside contractors. The efficiencies achieved to date (May 31) in 2007 was about 1.1 tonnes per man-shift, while that for the mine operations was about 2.2 tonnes per man-shift.



10,200 N
Línea de Descarga de
Espesadores de
Contacto Strupack
Campamento
puerta
Oficinas
SCALE 0 15 30 METERS


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | ***FIRST MAJESTIC SILVER Corp.*** | FIGURE 3-2<br>ORE PROCESSING PLANT LAYOUT | Jun/2007 |
| Project No. 70567 | Project Name<br>La Parrilla Mine | | Drawing Name<br>Fig3-2.dwg |

Capital expenditures are estimated at about $10.9 million in 2007, $1.15 million in 2008 and at $0.4 million per year for the years 2009 through 2011. The detail of the capital costs is found in the following Table 3-2.

TABLE 3-2
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Mine
Estimated Capital Expenditures, 2007 through 2012

| | CAPEX SCHEDULE AND SUSTAINING CAPITAL | | | | | | |
|---|---|---|---|---|---|---|---|
| Area of Expenditure | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | TOTALS |
| Exploration | 1,000,000 | 1,000,000 | 150,000 | 150,000 | 150,000 | 150,000 | 2,600,000 |
| Mine Equipment & Development | 4,927,400 | 100,000 | 100,000 | 100,000 | 100,000 | 100,000 | 5,427,400 |
| Crushing Plant | 367,700 | 50,000 | 100,000 | 100,000 | | | 617,700 |
| Grinding Circuit | 707,300 | | 50,000 | 50,000 | 50,000 | 50,000 | 907,300 |
| Cyanidization Circuit | 601,300 | | | | 100,000 | 50,000 | 751,300 |
| Flotation Plant | 400,200 | | | | 50,000 | 50,000 | 500,200 |
| Tailings | 1,123,900 | | | | | | 1,123,900 |
| General Infrastructure | 637,500 | | | | | | 637,500 |
| Utilities | 552,700 | | | | | | 552,700 |
| Working Capital | 284,400 | | | | | | 284,400 |
| Owners's Costs | 314,000 | | | | | | 314,000 |
| | 2,912,500 | | | | | | 2,912,500 |
| Totals | 13,828,900 | 1,150,000 | 400,000 | 400,000 | 450,000 | 400,000 | 16,628,900 |

Site operating costs have averaged about $50 per tonne mined and milled for all of 2006 and for the first five months of 2007. The mining costs were about $22 per tonne, milling costs were about $23 per tonne and site G&A costs averaged about $5.00 per tonne.

An economic analysis of the project resulted in a net present value of $8.7M with an Internal Rate of Return of 21 percent. These values show La Parrilla's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion La Parrilla operation should reach operating capacity within a short period of time.

PAH believes that La Parrilla Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves and Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by La Parrilla were reviewed by PAH and constitute part of an operation by FMRM. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Parrilla operation shows positive economics as measured by a cash flow exercise, and thus the postulated Reserve position is accepted.

## 4.0 INTRODUCTION

First Majestic Silver Corp. (FMS), retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering the La Parrilla Silver Mine located in the Municipality of Nombre de Dios, Durango State, México.

The objective of this Technical Report is to provide FMS with a report that will follow existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

### 4.1 *Qualified Person and Participating Personnel*

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-C.P.G.-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the period of May 15 – 18, 2007 to review current status of the property. Another team of PAH professionals visited La Parrilla mine to review environmental, mine, plant and safety issues during the period of April 13 – 15, 2007. Mr López's prior visit to La Parrilla was in June 21, 2006 as part of a PAH team of professionals to review the operations. Mr. López reviewed available information on La Parrilla mine and has assembled the location, tenure, history, environmental considerations, and all aspects of the geology, and reviewed the sampling, data verification, drilling and project resources. Other PAH members collaborated in the review of reserve estimates, mine and processing, operations and operating and capital costs for La Parrilla mine and operation.

### 4.2 *Terms and Definitions*

La Parrilla mine consists of silver / lead / zinc oxidized and sulfides mineral deposits located in the State of Durango, México. La Parrilla mine comprises numerous mineralized structures, vein, breccia zones and metasomatic mineral concentrations within the area, including additional geologic potential to discover other projected concentrations along regional and local structures and their projected intersections. Some of the known deposits within the La Parrilla area are the following:

- Los Rosarios, La Rosa and La Blanca/San Jose vein system.
- San Marcos.
- Quebradillas,
- Las Vacas,
- San Nicolas,
- Las Animas, and
- Numerous other targets for exploration, such as Milagros, La Víbora, Sacramento etc.

In this report:

- FMS refers to First Majestic Silver Corp.
- FMRM refers to First Majestic Resources México, S.A. de C.V., a wholly-owned Mexican subsidiary of FMS, and operator of La Parrilla mine.
- PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.
- Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.
- La Parrilla Silver Mine, La Parrilla mine or La Parrilla refers to the operating underground mines, processing plants and infrastructure facilities that form this industrial complex.
- Mina Los Rosarios, S.A. de C.V. is a Mexican mining company owned by Mr. José Antonio Gámiz Quiñones and Family, that formerly operated the La Parrilla mines and plant. FMRM acquired the rights to La Parrilla from this company.
- Grupo México refers to the corporation that holds ownership of ASARCO, former ASARCO Mexicana, and a group of Mexican Companies, subsidiaries from which FMRM has purchased mining concessions and properties within La Parrilla area.
- Resource and Reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.
- Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."
- CFM refers to Comisión de Fomento Minero, a Mexican Federal Entity responsible for support and promoting mining activities, including financing and exploration, mining and processing through contracting by small-scale miners (gambusinos). It was shut down by the Mexican Federal Government.

## 4.3 *Units*

All units are carried in metric units, also unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gpt or g/tonne), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

| Abbreviation | Unit or Term |
|---|---|
| $Al_2O_3$ | Alumina |
| ANFO | Ammonium nitrate/fuel oil |
| ASTM | American Society for Testing and Materials |
| Sb | Antimony |
| Ag | Silver |
| As | Arsenic |
| Au | Gold |
| Bi | Bismuth |
| Cd | Cadmium |
| Co | Cobalt |
| Cu | Copper |
| In | Indium |
| Fe | Iron |
| gpt | Grams Per Tonne |
| kcal | Kilocalories |
| kg | Kilograms |
| km | Kilometer |
| k | Thousands |
| Pb | Lead |
| LOM | Life of Mine |
| Mn | Manganese |
| Hg | Mercury |
| m | Meters |
| masl | Meters Above Sea Level |
| mm | Millimeters |
| MT | Million Tonnes |
| mtpd | Metric tonnes per day |
| mtpy | Million tonnes per year |
| NPV | Net Present Value |
| Ni | Nickel |
| % | Percent by weight |
| Patio | refers to yard, court or stocking ground |

| | |
|---|---|
| Se | Selenium |
| SiO | Silica |
| Sn | Tin |
| T or t | Metric Tonne (2,204 lbs) |
| Te | Tellurium |
| Ti | Titanium |
| tpa | Tonnes per annum |
| tpy | Tonnes per year |
| tpd | Tonnes per day |
| ug | Underground |
| Wo | Tungsten Oxide |
| Zn | Zinc |
| $ | United States Dollars |
| $NP | New Mexican Pesos |
| C$ | Canadian Dollars |

## 4.4 *Source Documents*

The source documents for this report are summarized in Section 24.

## 5.0 RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. ("Consultant") and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

- Resource and Reserve Estimates by First Majestic Resources México (FMRM) for La Parrilla mine. Prepared by FMRM staff and reviewed by PAH. May/June 2007.
- La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.
- Legal Opinion – First Majestic Resources México, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 10, 2007.
- Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.
- Information provided by First Majestic Resources México as owner and operator of La Parrilla mine, including data from 2006 to May 2007.
- Information provided by FMRM on concession titles on behalf of the La Parrilla mining operation, as follows:
    - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the "Licencia Ambiental Unica No. LAU-10/016-2005" dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, registration No. "FMR141001611" dated April 17, 2006.
    - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam "Parrilla II". Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.
    - State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006.
    - Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances. Dated March 1, 2005.

- PAH observations on site visits during the periods of June 20-25, 2006; April 13-15, 2007 and May 15 – 18, 2007.

PAH believes that this information is reliable for use in this report.

This information was also reviewed by FMRM legal advisers and a legal opinion was provided to PAH by the Durango City-based Lawyers Firm of Mr. Carlos Galván Pastoriza. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental compliance for La Parrilla mining – metallurgical operation to be accurate and current and legal standing.

## 6.0 PROPERTY DESCRIPTION AND LOCATION

La Parrilla mine is owned and operated by First Majestic Resources México, S.A. de C.V. (FMRM) a wholly-owned subsidiary of First Majestic Silver Corp. of Vancouver, Canada (FMS) since 2004.

### 6.1 *Property Description*

La Parrilla mine consists of an industrial complex that includes underground silver / gold / lead mining, a cyanidation and a flotation ore processing plants in the municipality of Nombre de Dios, Durango State, México. La Parrilla mine was operated on an small scale by private owners, by Comisión de Fomento Minero and by the Gámiz family from Durango city until 2003, when a purchase agreement was negotiated between the Gamiz Family and FMS which sold out the mineral rights to FMS. In the 1950's ASARCO investigated and operated the Las Vacas, Las Animas and Quebradillas mines in the area, and held the mineral concessions until 2006, when FMS acquired these concessions from Grupo México . Grupo México carried out drilling, geochemical and geophysical surveying during the period of 1975 – 2004.

FMS has initiated an aggressive program of exploration, mine preparation, cyanidation plant improvement, construction of a new flotation plant, and equipment replacement. The FMS production schedule includes mining and development of oxide and sulfide ore for processing in the parallel circuits of cyanidation and flotation, which have an installed combined production capacity of about 800 tpd. Currently La Parrilla operates at about 700 tpd. Figure 6-1 shows La Parrilla mine installations layout.

This Technical Report presents La Parrilla current operating conditions and projections as planned by FMRM.

La Parrilla mine consists of the following major properties:

- Mining rights that cover 3,433.51 hectares (8,484.34 acres) within 36 titled concessions, in addition tow 49856.71 hectares (123198.05 acres) in two claim applications, which final coverage will be determined by surveying. FMRM acquired 13 mining concessions from Mina Los Rosarios (owned by Mr. José Antonio Gámiz Quiñones) that cover 282.57 hectares (698.23 acres) and also has acquired, from Oremex 2 mining concessions with 24.92 hectares (61.6 acres) and from Grupo México's subsidiaries, 21 mining concessions with a total coverage of 3,126.01 hectares (7,724.3722 acres), which results in a coverage of 36 concessions plus two applications for mining claims for a total of 53290.21 hectares (131682.42 acres). Duration of the mineral rights concessions is from June 17, 2036, (El Tecolote, T-121,256) to May 7, 2053, (Parrillass, T-219,888).

- FMRM also owns the surface rights for 5,000 sq.m (0.50 hectares, or 1.24 acres) that were acquired as part of the purchase agreement with Mina Los Rosarios, where the water wells are located. . FMRM also acquired from Grupo México surface rights for 30.00 hectares (74.13 acres) were the Quebradillas mine is located. Finally FMRM has an Agreement with the local Ejido for 15 years which



591,000 E
591,500 E
2040
2045
2050
2055
CAMINO
CAMINO
CAMINO
CAMINO VECINAL
2,626,000 N
2,625,500 N
2,625,000 N
ESCUELA PRIMARIA
Polvorines
SAN CARLOS
Area Total (Ocupación Temporal):
69 Has.
Perimetro:
3,464.75Mts.
SCALE 0 50 100 150 METERS
N
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
FIGURE 6-1
GENERAL SITE MAP
Date of Issue
Jun/2007
Drawing Name
Fig6-1.dwg

can be renewed for another 15 years for a total of 78 hectares (170.5 acres) where the plant installations, dumps and tailings are located. A new tailings dam has been authorized and FMRM has reached an agreement to lease, from the Ejido San José de la Parrilla, the land where the tailings dam is in construction.

- Underground mine development that includes drifts, ramps, raises and old workings along the Los Rosarios – La Rosa – La Blanca mineralized structure. This structure extends by about 2.0km in S-SE direction to a projected intersection with the San Marcos structure. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include the Quebradillas, Protectora, San Nicolas, San José and Las Vacas, etc. Numerous areas are in production, preparation and development stages, and other exploration targets have been delineated for further investigation.

- Processing plant facilities by cyanidation with an installed capacity of 400 tpd. It includes all supporting facilities, including smelter to produce doré, laboratory, maintenance, etc. A new flotation plant has been completed and now in a startup and test period, and will reach full capacity of 400 tpd in the near future.

- Limited housing facilities and all operations support installations, such as offices, warehouses, maintenance shops, storage facilities, etc. Currently La Parrilla has a labor force of about 416 workers, employees, and contractors.

- Current production zones and exploration targets include the following areas within La Parrilla:

    - Los Rosarios
    - La Rosa
    - San Jose
    - La Blanca
    - San Marcos
    - Quebradillas
    - Other target areas identified by FMRM within the area.

## 6.2 *Location*

La Parrilla mine is located in the municipality of Nombre de Dios, Durango State, México.

Figure 6-2 shows La Parrilla mines location map.

La Parrilla mine is located on the southeastern part of the Sierra Madre Occidental, within the area boarding the Mesa Central in southeastern Durango State. La Parrilla is located within the physiographic sub-province of "Sierras y Llanuras de Durango", México. La Parrilla plant and installations are located at an elevation of about 2,100m above sea level, while the mine and ore deposits have been developed in


CHIHUAHUA
COAHUILA
DURANGO
ZACATECAS
SAN LUIS POTOSI
NAYARIT
Torreón
Culiacán
Concepción del Oro
Durango
Parrilla
La Parrilla Mine
Sombrerete
Mazatlán
Zacatecas
USA
MEXICO
MEXICO CITY
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig.6-2.cdr

FIGURE 6-2
LA PARRILLA MINE
GENERAL LOCATION MAP

elevations from about 2,200m to about 1,800m above sea level. Figure 6-3 is a general location map of La Parrilla mine.

Location coordinates to approximate center of La Parrilla property are as follows:

| Geographic | | UTM | |
|---|---|---|---|
| North | 23° 44' 16" | North | 2,625,000 |
| West | 104° 06' 26" | East | 591,500 |

## 6.3 *Mineral Tenure*

PAH has reviewed legal opinion from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by First Majestic Resources México, S.A. de C.V. are current in meeting the legal obligations and requirements of Mexican Mining and Environmental Laws and Regulations including assessment work, property taxes and operating permits.

La Parrilla mine mineral rights are covered by 36 concessions and two applications, which together cover 53290.21 hectares (131682.42 acres), although the applications' coverage may vary, depending on final surveys of the claims. In addition to the mineral rights, La Parrilla has acquired, from Minera Los Rosarios, 5,000 sq.m (1.24 acres) of land were the water wells are located and has made an Agreement with the La Parrilla Ejido for 15 years that can be renewed for another 15 years for a total of 69 hectares (170.5 acres) where the plant, offices, lab, warehouses, waste dumps, tailings dam, and some of the mine portals are located. FMRM also acquired 30 hectares (74.13 acres) that cover location of the Quebradillas mine and adjacent areas from Grupo México.

## 6.4 *Property Ownership*

First Majestic Resources México, S.A. de C.V. (FMRM) is a wholly owned subsidiary of First Majestic Silver Corp. (FMS). FMRM corporate offices are located in the City of Durango, State of Durango, México. FMRM operates La Parrilla mine, an underground silver/lead mine and ore processing facility in the municipally of Nombre de Dios, State of Durango. Ore is being mined primarily from the mineralized zones of Los Rosarios, stopes W-169, Frente 7-E, 8-240; from La Rosa , stopes No. 3, Encarnación shaft area, 513, 7240 and 8240; from San Marcos Rebaje Central, Frente 037N and Rebaje 180; and from Quebradillas stope Q-2.

Exploration is on-going on the surface projections of the mineralized structures from Los Rosarios to San Marcos, and at Quebradillas and La Blanca areas.

La Parrilla holds 38 contiguous mining concessions in the La Parrilla mining district that cover mineral rights for 53290.21hectares. These include 36 mining concessions with exploitation rights (3,433.50 hectares). La Parrilla has also applied for two mining claims, Michis and La Providencia that cover 49856.71 hectares (123198.09 acres) of the surrounding area to those claims acquired from Grupo México and Minera Los Rosarios.

The process to acquire mineral rights from the Mining Department in México is initiated by surveying the area of coverage. The applicant must present a location map of the area requested for mineral rights, which includes descriptions and photographs of local prominent features and the relative positions with regard to other adjacent and nearby pre-existing claims. If the claimed area is free at the time of presenting the application, then a Mining Concession is granted for a 50-year term, which may be renewed for a similar duration.

The Dirección General de Minas issued new Regulations, by Presidential decree, regarding mining concessions in April 26, 2005 to be applied from January 1, 2006, whereby all the Exploration and Exploitation mining claims were transformed to a unique type of Mining Concession for a renewable duration of 50 years. Previous mining claims were automatically adjusted to a 50 year-term from the date of their registration in the Mining Public Registry. The La Parrilla title records are maintained in Durango City, at the Delegación Regional de Minería, at the Mining Agency of Durango (Agencia de Minería), and at the Central Mining Registry in México City (Dirección General de Minas).

According to the title dates of La Parrilla's concessions, mineral rights was due for the earliest titled concessions in the year 2000, and it has been extended for another 50-year period; many other claims have expiration dates beyond the year 2050; these however, may be renewed for another 50 years. PAH reviewed the legal opinion on the current legal status, issued by the legal firm of Mr. Carlos Galván Pastoriza from Durango City, in which the current status of the properties is confirmed as being in good legal standing.

Table 6-1 presents a list of La Parrilla mining concessions. Figure 6-3 shows La Parrilla mining concessions map.

## 6.5 *Mineral Tenure*

FMS acquisition rights of La Parrilla claims from Grupo México include a NSR 1.5% royalty payments that may be acquired by FMRM for a total of US$2,000,000. There are no other encumbrances on La Parrilla mining concessions. FMRM has recently negotiated a lease on the land where the second tailings dam is being built; this includes a yearly payment to the Ejido San José de La Parrilla.

**TABLE 6-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Mining Concessions**

| No. | Name | Title No. | Surface Ha. | Acquired from |
|---|---|---|---|---|
| 1 | Protectora 2 | 169,302 | 32.3560 | Minera Los Rosarios, SA de CV (1) |
| 2 | Extensión Rosa | 169,303 | 6.0000 | Minera Los Rosarios, SA de CV (1) |
| 3 | Rosa y Anexas | 169,304 | 4.0000 | Minera Los Rosarios, SA de CV (1) |
| 4 | Rosario | 169,305 | 5.3670 | Minera Los Rosarios, SA de CV (1) |
| 5 | El Salvador | 169,306 | 1.0000 | Minera Los Rosarios, SA de CV (1) |
| 6 | Ampliación Los Rosarios | 169,307 | 4.0000 | Minera Los Rosarios, SA de CV (1) |
| 7 | Los Michosos | 169,308 | 15.9673 | Minera Los Rosarios, SA de CV (1) |
| 8 | San José | 169,309 | 6.0000 | Minera Los Rosarios, SA de CV (1) |
| 9 | San Marcos | 169,310 | 10.0000 | Minera Los Rosarios, SA de CV (1) |
| 10 | La Protectora | 169,311 | 83.8767 | Minera Los Rosarios, SA de CV (1) |
| 11 | Ampliación del Rosario 2 | 169,312 | 7.5000 | Minera Los Rosarios, SA de CV (1) |
| 12 | San Nicolas | 169,313 | 95.4983 | Minera Los Rosarios, SA de CV (1) |
| 13 | Los Rosarios | 171,082 | 11.0000 | Minera Los Rosarios, SA de CV (1) |
| 14 | La Encarnación | 150,935 | 16.0000 | Minera Montana, S de RL de CV (2) |
| 15 | San Ignacio Dos | 158,205 | 8.9286 | Minera Montana, S de RL de CV (2) |
| 16 | Parrilla II | 203,302 | 16.0000 | Mexicana del Arco, SA de CV (2) |
| 17 | Parrilla V | 203,987 | 0.4088 | Mexicana del Arco, SA de CV (2) |
| 18 | El Tecolote | 121,256 | 20.0000 | Minerales Metálicos del Norte, SA de CV (2) |
| 19 | Las Vacas | 122,739 | 40.0000 | Minerales Metálicos del Norte, SA de CV (2) |
| 20 | La Asunción de Quebradillas | 124,290 | 12.0000 | Minerales Metálicos del Norte, SA de CV (2) |
| 21 | El Socorro | 136,808 | 15.3702 | Minerales Metálicos del Norte, SA de CV (2) |
| 22 | Parrilla 18 | 210,061 | 9.2208 | Industrial Minera México, SA de CV (2) |
| 23 | Parrilla 16 | 214,003 | 44.4244 | Industrial Minera México, SA de CV (2) |
| 24 | Parrilla 19 | 214,557 | 30.0068 | Industrial Minera México, SA de CV (2) |
| 25 | Parrilla 21 | 216,554 | 26.8962 | Industrial Minera México, SA de CV (2) |
| 26 | Parrilla 20 | 216,723 | 9.0000 | Industrial Minera México, SA de CV (2) |
| 27 | Parrilla 22 | 219,888 | 53.9870 | Industrial Minera México, SA de CV (2) |
| 28 | Parrilla XIV | 198,568 | 33.1581 | Industrial Minera México, SA de CV (2) |
| 29 | Parrilla Sur | 198,569 | 874.6880 | Industrial Minera México, SA de CV (2) |
| 30 | Parrilla Norte | 198,570 | 1,742.3879 | Industrial Minera México, SA de CV (2) |
| 31 | Parrilla III | 204,357 | 32.5267 | Industrial Minera México, SA de CV (2) |
| 32 | Parrilla VI | 204,358 | 10.0000 | Industrial Minera México, SA de CV (2) |
| 33 | Parrilla VII | 204,520 | 20.8434 | Industrial Minera México, SA de CV (2) |
| 34 | Parrilla IV | 211,943 | 38.1396 | Industrial Minera México, SA de CV (2) |
| 35 | Parrilla 15 | 212,351 | 8.9420 | Industrial Minera México, SA de CV (2) |
| 36 | La Zacatecana | 217,646 | 88.0107 | Industrial Minera México, SA de CV (2) |
| 37 | Michis | 25/33254 | 31,400.0000 | FMRM (3) |
| 38 | La Providencia | 25/32953 | 18,456.7100 | FMRM (3) |
| **TOTAL COVERAGE** | | | **53,290.21** | |

(1) The company Mina Los Rosarios, S.A. de C.V. owned by Mr. José Antonio Gámiz Quiñones.

(2) Grupo México wholly-owned subsidiary.

(3) Concession application in process at Dirección General de Minas. Surface coverage will be determined at surveying.



LEGEND
OBRA MINERA
POBLADO
CASAS AISLADAS
FMRM
FMRM
OTHERS
SAN JOSÉ
DE LA PARRILLA
SACRAMENTO
LA ZACATECANA
LA ESTRELLA
LA ENCARNACION
LA PROTECTORA
LOS ROSARIOS
LAS VACAS
TIRO SAN NICOLAS
SAN NICOLAS
PRIMERO DE ENERO
SCALE
0
250
500
1000
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig6-3.dwg


FIGURE 6-3
MINING CONCESSIONS

La Parrilla also owns lots that cover 30.50 hectares (75.3668 acres) of surface land where the Vacas installations where located during the Grupo Mexico operation in the area in the period 1950-1975.

## 6.6 *Environmental*

FMRM applied for change of the terms permitted for operations at La Parrilla due to the expansion of processing and mining capacity. The authorization was granted on Mary 23, 2006 under the operating permit ("Permiso Unico Ambiental").

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below-surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

La Parrilla area is located, within the Ejido San José de la Parrilla and also within private property. La Parrilla has made an Agreement for the surface rights from Ejido San José de La Parrilla under the provisions included in the Mexican Mining Law to permit the use of surface rights for development of projects that are of general economic interest, including mining operations.

# 7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Parrilla mine is located in the southeastern part of the state of Durango, at about 60km to the southeast from the capital city of Durango. It is located in the municipality of Nombre de Dios, at about 1km to the SE of the village of San José de la Parrilla.

Geographic coordinates for the central part of La Parrilla area are as follows:

N – 2,625,000; E – 591,500.

The area is located within the geologic map F13B23, of Dirección General de Geografía, 1:50,000, of the Instituto Nacional de Estadística, Geografía e Informática (INEGI) of Mexico.

La Parrilla mining district consists of numerous silver / gold / lead underground mines, Los Rosarios, La Rosa, San Jose, La Blanca, San Marcos, Las Vacas, Quebradillas, Las Víboras, San Marqueña, Sacramento, Cerro Santiago, Los Perros and other small workings. FMRM has consolidated the district into the La Parrilla operation.

## 7.1 *Accessibility*

Access to the mine is by Federal Highway No. 45 from Durango to Zacatecas. A 4km detour at the 75km marker leads to La Parrilla through the village of San José de la Parrilla and to the mine and plant. La Parrilla is connected to the San José de la Parrilla village by a 1km dirt road. Driving time from Durango city to La Parrilla is approximately 1:00hr.

An airport with flights to major national and some international cities exists at Durango city, but there is no airport in proximity to La Parrilla site.

A project access map is shown in Figure 7-1.

## 7.2 *Infrastructure*

La Parrilla's location is excellent due to its proximity to a Federal Highway, which is now being upgraded to a four-lane road.

La Parrilla housing consists of few houses for employees, apart from an office, warehouses, and other facilities. Power supply to the camp is provided by the National Grid (Comisión Federal de Electricidad). Potable water supply is provided by FMRM from a water well and from the Quebradillas shaft.

Telephone communications are integrated into the national grid. Satellite communications provide internet capabilities at La Parrilla. Hand held radios are carried by all supervisors, managers and all


Durango
Nombre de Dios
SAN MARTIN
SOMBRERETE
SABINAS
Chalchihuites
Tocayos
LA PARRILLA
La Colorada
Fresnillo
Zacatecas
Real de Asientos
MEXICO
LEYENDA
Mina en Producción
0
50
Kilometers
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
7-1.cdr

FIGURE 7-1
MINING DISTRICTS WITHIN LA PARRILLA REGION

vehicle operators for internal communications. Most of the supplies and labor required for the operation are brought in from the cities of Durango, Vicente Guerrero, Durango and Zacatecas.

## 7.3 *Climate, Vegetation*

The climate at La Parrilla is semi-dry with annual temperatures that vary from 12ºC to 26ºC, with an average of about 18ºC. The annual average rainfall is about 580mm with most of the rain occurring during the summer months, with occasional rains during the winter. Occasional rain storms may partially interrupt the La Parrilla operations.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is mostly developed in the areas neighboring the population centers in the Mesa Central flatlands, and the principal crops are corn, beans and some wheat. Apple and peach trees are also grown in the region. Fauna in the area consists of deer, coyotes, some reptiles, small animals like rabbits, jackrabbits and birds of prey.

## 7.4 *Physiography, Hydrology*

La Parrilla area is located within the physiographic sub-province of Sierras y Llanuras de Durango, which borders between the Sierra Madre Occidental and the Mesa Central in northwestern México. This physiographic sub-province presents elevations of about 1,600m above sea level in the Mesa Central and up to 3,000m above sea level in the mountain peaks of the Sierra Madre Occidental.

Topography in La Parrilla area is dominated by either isolated mountains or NW-oriented mountain chains, all surrounded by plateaus and flat lands of the Mesa Central. La Parrilla mine portal (San José) is located at an elevation of 2,100m above sea level.

La Parrilla area is located within the hydrologic region of Presidio – San Pedro in the southeastern part of the state of Durango. This hydrologic region comprises about 25 percent of the State's surface, and it includes numerous rivers, such as La Sauceda – Mezquital, Galindo – San Diego, Poanas, etc., and numerous reservoirs, such as Santiago de las Presas, San Bartolo, Santiago Bayacora, Canoas and Guadalupe Victoria.

## 7.5 *Local Resources*

La Parrilla mine is well communicated to various population centers within distances of about 10km to 20km, such as Nombre de Dios and Vicente Guerrero. Vicente Guerrero is a town of 12,000 inhabitants where postal, telephone, banking services, and hotels, restaurants, churches and schools are available. Most of La Parrilla workers are transported from some of these towns to the mine. Durango and Zacatecas cities are located at easy driving distances from La Parrilla for more specialized resources, such as Universities, private and public hospitals as Instituto Mexicano del Seguro Social (IMSS), etc. International flights by commercial airlines to some US and to most national major cities are available from Durango and Zacatecas cities.

## 8.0 HISTORY

La Parrilla mining district was discovered in Spanish Colonial Times of the XVI century, when mining activity was started in the region. Mining districts that are still in operation within this region include mines at Fresnillo, San Martín, Sombrerete, La Colorada, Cerro del Mercado, and others.

In 1950 the Potosí Mining Company carried out exploration investigations in La Parrilla area, and operated Las Vacas and Las Animas mines. ASARCO, which is now part of Grupo México, held numerous mining concessions within the area until 2006, when FMS completed purchase of all the mining claims. These are now part of FMRM holdings in the area.

La Parrilla consists of underground silver-gold-lead mines with a processing facility that was originally built in 1956. The mine and plant were operated until 1999, when the operation was shut down due to low silver prices. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. operated the mine until 1999. The Comisión de Fomento Minero (CFM), a Mexican Federal Entity responsible for promoting and supporting mining, constructed a 180 tpd flotation plant at La Parrilla, which operated as a custom mill to process ores from nearby areas, such as Chalchihuites, Sombrerete, Zacatecas, etc. This plant was purchased in 1990 by Minera Los Rosarios from CFM. Subsequently, in 2004, FMRM acquired the mining rights and plant from Minera Los Rosarios, and successfully negotiated, in 2006, acquisition of the mineral rights held by Grupo México. Today FMRM has consolidated ownership of the plant and all the La Parrilla surrounding land where numerous mineral occurences and mineral deposits are being, or to be investigated.

Production records by ASARCO and Consejo de Recursos Minerales, plus surveying volumes of old stopes within La Parrilla mines, suggest that approximately 700,000 tonnes of silver ores were extracted from these mines at an estimated grade of 395 g/tonne Ag, 2.5 % Pb and 2.3 % Zn.

**TABLE 8-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Historical Mineral Production (*)**

| Mine | Metric Tonnes | Average Grade | | |
|---|---|---|---|---|
| | | Silver g/tonne | Pb % | Zn % |
| Los Rosarios | 530,000 | 450 | 2.60 | 2.80 |
| San Marcos | 100,000 | 250 | 2.20 | 0.50 |
| San José | 50,000 | 125 | 2.00 | 0.80 |
| La Rosa | 20,000 | 350 | 2.50 | 2.00 |
| **Total Estimated Production** | **700,000** | **395** | **2.50** | **2.31** |
| **Total (ounces, lbs, lbs) =** | | **8,897,718** | **38,536,758** | **35,582,567** |

(*) Data provided by FMS from ASARCO and Consejo de Recursos Minerales.

FMRM resumed operations at La Parrilla in 2004, with plans to improve and expand operations. In 2006 FMRM initiated construction of a flotation plant within the cyanidation plant facilities, for total production of 800 tonnes per day, including 400 tonnes per day of oxide ore and 400 tonnes of sulfide ore. This flexibility allows for a more efficient beneficiation of the ores extracted from the various mines within the area.

FMRM has initiated an aggressive exploration program in the area to increase La Parrilla resources and develop more reserves. This program includes drilling with six surface drilling rigs operating in the area, as well as underground development.

Records compiled by FMRM of Mina Los Rosarios operations from 1978 to 1991 show that during that period a total of 230,514 tonnes of ore from mines of the Rosarios System were mined, at an average grade of Ag – 235 gpt; Pb – 1.89 percent; Zn – 1.74 percent. These ores were processed by selective flotation and by bulk flotation, at recoveries of Ag - &78 – 80 percent); Pb – (84 – 88 percent); Zn – (11 – 40 percent). This production resulted in sales of 1.4 million ounces of silver, 8.2 million pounds of lead and 2.8 million pounds of Zinc.

Table 8-2 shows historic record production by Mina Los Rosarios, S.A. de C.V. from 1978 to 1991.

TABLE 8-2
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Mine

| Historical Mineral Production by Mina Los Rosarios, S.A. de C.V. (1978 - 1991)(*) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Mine | Metric Tonnes | Average Grade | | | Pb Concentrate | | | Zn Concentrate | | |
| | | Silver g/tonne | Pb % | Zn % | Silver g/tonne | Pb % | Zn % | Silver g/tonne | Pb % | Zn % |
| Selective Flotation | 93,372 | 247 | 2.47 | 2.29 | 3,435 | 38.23 | 5.99 | 636 | 2.63 | 39.62 |
| Metallurgical Recovery | | | | | 0.80 | 0.88 | NA (1) | NA (1) | NA (1) | 0.59 |
| Bulk Flotation | 137,142 | 227 | 1.49 | 1.37 | 3,383 | 0.22 | 11.29 | | | |
| Metallurgical Recovery | | | | | 0.78 | 0.84 | NA (1) | | | |
| **Total Estimated Production** | **230,514** | **235** | **1.89** | **1.74** | **3,404** | **15.61** | **9.14** | **636** | **2.63** | **39.62** |
| **Total (ounces, lbs, lbs) =** | | **1,742,381** | **9,589,445** | **8,856,100** | **1,374,087** | **8,241,073** | | **NA (1)** | | **2,779,822** |

(*) Data provided by FMRM from Mina Los Rosarios La Parrilla Silver mine operation.

(1) NA - No Data Available

## 9.0 GEOLOGICAL SETTING

Regional geologic setting at La Parrilla is dominated by an intrusive stock of felsic composition emplaced into a Cretaceous sedimentary sequence of calcareous rocks. This intrusive stock caused structural conditions favorable for subsequent emplacement of mineralization along faults and breccia zones, as well as replacement and skarn deposits into bed and contact zones. La Parrilla mining district mineralization consists of concentrations of silver, lead, iron and zinc. Mineral occurrences at La Parrilla present an oxidized portion that may reach depths of up to 150m. Primary sulfides mineralization follows down to depth within the mineralized structures. Similar geologic characteristics are present in other regional deposits, such as San Martín, where mineralization still exists at depths greater than 700m.

La Parrilla mineral concentrations occur as mineralized structures and breccia zones within stockwork areas and metasomatic deposits with skarns at geologic contact zones between the regional intrusive stock, dikes and sills, with calcareous rocks of Cretaceous age.

### 9.1 *Regional Geology, Structural*

La Parrilla mining district is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, within the sub-province of Sierras y Llanuras de Durango.

La Parrilla is located in the northern side of a contact zone between a dioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

The diorite crops out as an elongated stock with its main axis in a NE45°SW direction and an extension of about 2.8km, by about 1.5km in width. The skarn zone crops out around the diorite stock, with irregular extensions. These vary in extension from few meters at the NE part, to over 2km to the south. The intrusive rock has been dated as 87 million years. It is composed of plagioclase and hornblende in a phaneritic holocrystaline textured-mass. Numerous dikes and sills branch out from the stock into the sedimentary rocks.

The sedimentary rocks comprise a sequence of dark-gray limestone of the Cuesta del Cura Formation (Albian-Cenomanian). These rocks show strata thickness of 10cm to 40cm with intercalated beds of black flint. Overlaying this Formation a sequence of intercalated thin beds of limestones and shales occurs, which constitute the Indidura Formation (Upper Cretaceous).

A tertiary rhyolitic volcanic flow covers the district's northeastern part.

Main regional fault systems occur associated to this intrusion, in a NW – SE orientation at the northern part of the stock, and N-S orientation at the eastern and southern sides of the skarn zone.

Figure 9-1 shows La Parrilla Regional Geologic Map.



STRATIGRAPHIC COLUMN
UNITS
SYMBOLS
LITHOLOGY
AGE
Qal
ALLUVIUM
QUATERNARY
RHYOLITES FLOWS AND TUFFS
TERTIARY
INDIDURA FORMATION
THIN STRATIFICATION SHALES AND LIMESTONES
UPPER CRETACEOUS
CUESTA DEL CURA FORMATION
THIN LIMESTONES WITH LENSES AND FLINT BANDS
LOWER CRETACEOUS
DIORITE
SKARN
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
N
SCALE
0
150
250
500
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg

FIGURE 9-1
LA PARRILLA SILVER MINE
GEOLOGIC MAP

## 9.2 *Deposit Geology, Structural*

La Parrilla mineral deposits are associated to geologic structures, which appear related to the intrusive stock, dikes and sills. Structural intersections have also originated breccia zones that caused favorable conditions for mineralization emplacement as stockwork zones. The contact zone between the intrusive stock and sedimentary rocks have also originated metasomatic deposits.

The most important known deposits at La Parrilla occur as vein deposits that pinch-and swell along strike as well as downdip. These are enclosed by three main systems within the mining district.

The first structural system appears to be related in orientation to the regional intrusive stock. Its general strike is NE 60° SW, dipping nearly vertical. It cuts through all regional rock units and it does not appear to represent economic significance.

The second structural system occurs with a general orientation of N 45° - 75° W dipping approximately 50° to 85° to the NE. It cuts through limestone. Diorite and skarn zones. It encloses some of the most important mineral deposits in the area, such as Los Rosarios, El Cármen, San Cayetano, San José, etc.

The third regional structural system is oriented N-S and dips to the E from 45° top vertical. It is generally concordant with the stratification and it encloses important mineral concentrations, such as San Marcos, Quebradillas and San Nicolas.

Figure 9-2 Los Rosarios Deposit Geologic Map.

Figure 9-3 San Marcos Deposit Geologic Map.


STRATIGRAPHIC COLUMN
UNITS
SYMBOLS
LITHOLOGY
AGE
Qal
ALLUVIUM
QUATERNARY
RHYOLITES FLOWS AND TUFFS
TERTIARY
INDIDURA FORMATION
THIN STRATIFICATION SHALES AND LIMESTONES
UPPER CRETACEOUS
CUESTA DEL CURA FORMATION
THIN LIMESTONES WITH LENSES AND FLINT BANDS
LOWER CRETACEOUS
DIORITE
SKARN
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
SCALE 0 50 100 200 METERS
RILLA E-4404
AMPL. DE LOS ROSARIOS E-6820
LOS ROSARIOS E-2402
AMPL. DEL ROSARIO 2 E-8153
EL SALVADOR E-8432
RILLA 2 E-4419
ROSARIO E-6423
SAN IGNACIO E-12443
LOS MICHOSOS E-8428
LA ENCARNACION
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165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Project No.
70567
Date of Issue
Jun/2007
Drawing Name
9-2.dwg

FIGURE 9-2
LOS ROSARIOS SYSTEM
GEOLOGIC MAP


STRATIGRAPHIC COLUMN
UNITS
SYMBOLS
LITHOLOGY
AGE
ALLUVIUM
QUATERNARY
RHYOLITES FLOWS AND TUFFS
TERTIARY
INDIDURA FORMATION
THIN STRATIFICATION SHALES AND LIMESTONES
UPPER CRETACEOUS
CUESTA DEL CURA FORMATION
THIN LIMESTONES WITH LENSES AND FLINT BANDS
LOWER CRETACEOUS
DIORITE
SKARN
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
SCALE
0
50
100
200
METERS
SAN MARCOS
E-6941
SAN IGNACIO 2
E-12443
2300
SEGUNDA AMPL. DE LA ESTRELLA
AMPL. DE LA ESTRELLA
LA ESTRELLA
TIRO QUEBRADILLA
EL SOCORRO
TIRO EL RECUERDO
EL TECOLOTE
E-6977

Prepared by
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165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Parrilla Mine

FIGURE 9-3
SAN MARCOS - QUEBRADILLAS
GEOLOGIC MAP

Date of Issue
Jun/2007

Drawing Name
Fig9-3.dwg

## 10.0 DEPOSIT TYPES

La Parrilla mineral deposits consist of structurally-controlled mineral concentrations of silver, gold, lead, zinc and other secondary minerals. These occur associated and partly enclosed by the metasomatic zone created by a stock of dioritic composition that intruded a sequence of calcareous rocks of Cretaceous age.

The plutonic cycle originated uplifting and intense faulting and fracturing of the pre-existing sedimentary rocks. A broad zone of metasomatic alteration was developed around the outer zone of the intrusive and into the sedimentary rocks, which may reach up to about 2km in the southern part of the outcropping contact zone at La Parrilla area.

Three main systems dominate the structural features of La Parrilla geologic environment. These systems created appropriate conditions for mineralization emplacement. They have been determined as follows:

- First system: N 60º - 80º E Dipping nearly vertical.
- Second system: N 45º - 75º W Dipping 50º - 85º to the NE
- Third system: N – S Dipping 45º NE to vertical.

Most known outcropping mineral deposits within La Parrilla area occur related or enclosed by these structural systems, by their intersection zones or by fracture zones associated with the fault systems. Other mineral concentrations may occur related to the skarn zones, within deeper areas towards the plutonic mass.

Figure 10-1 shows a sketch of a typical skarn deposit.

Representative deposits enclosed by these structural systems are the following:

- First system. It appears to be the youngest system, since it cuts through all existing rocks in La Parrilla area. This system is not related to significant deposits.
- Second system. This system encloses the most important known deposits at La Parrilla, such as Sistema Los Rosarios (La Blanca, Rosarios, La Rosa, San José), El Cármen, San Cayetano.
- Third system. It is concordant with stratification and numerous sills to which mineral concentrations are preferentially associated, such as the San Marcos, Quebradillas and San Nicolas deposits.



DISTAL
REPLACEMENT
Ag-Pb-Zn
Vacas
PROXIMAL-DISTAL
REPLACEMENT
Ag-Pb-Zn
Los Rosario-La Blanca-San Marcos-Quebradillas
DISTAL
Au-Ag Bodies
Cerro Santiago-San Marqueña
Skarn
Replacement
Cretaceous limestones
Skarn-Replacement
San Martin Type
Ag-Pb-Zn)
FELSIC INTRUSION
(OLIGOCENE)
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Drawing Provided by/Prepared for
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Project Name
La Parliia Mine
Date of Issue
Jun/2007
Drawing Name
Fig.10-1.cdr


FIGURE 10-1
SKETCH of aTYPICAL SKARN DEPOSIT

Mineral deposits within La Parrilla area present an oxidation zone that may reach depths of 150m from the outcroppings. Sulfides concentrations follow downdip to the oxidized zones, and contain primarily pyrite, galena, esphalerite, argentite and other sulfides. The deepest known mineralization in the area is at about 400m depth from the top of the outcrop at La Parrilla mountain, to Level 9 of the Rosarios mine, at the No. 1 Ore Shoot. Possible mineral occurrence remains open to depth.

The Rosarios' mine extension is known by underground workings for a distance of about 600m and it encloses three ore shoots, each approximately 200m long. Width of the mineralized structures may vary from few centimeters to over 20m. Historical records indicate that a production of about 530,000 tonnes of ore at an average grade of 450 g (14.47 oz) Ag, 2.6 % (57 lbs) Pb and 2.8 %(62 lbs) Zn per tonne, have been extracted from this vein.

San Marcos vein system occurs parallel to metasomatic rocks stratification in a NS direction. It dips about 70º to the East and its width is 1m to 3m. Its extension has been recognized for about 200m along strike, and about 50m to depth. It contains oxidized mineralization with calcite and quartz as gangue minerals. Historical records indicate that about 100,000 tonnes have been extracted from this mine, at an average silver grade of 250 gpt (8 oz).

Figure 10-2 shows the mineralization extension al Rosarios vein.

The Quebradillas deposit is enclosed by an oxidized breccia zone and is under exploration by FMRM since its recent acquisition from Grupo México.

Figure 10-3 shows Mineralization at Rosarios Vein.



Veta Rosarios
L.R
NE
SW
msnm
2,300
2,250
2,200
2,150
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
1,700
Bno.Ro- 01
Rbo NE 20° SW
Bno.Ro- 03
Rbo NE 20° SW
Profundidad 57 m.
Profundidad 105 m.
Prof. Total 450.80 m.
Prof. Total 432 m.
LITHOLOGY
CALIZA RECRISTALIZADA
GRANODIORITA
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
HORNFELS
SKARN
SCALE
0
25
50
100
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig10-2.dwg


FIGURE 10-2
VETA ROSARIOS - MINERALIZATION DEPTH



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 10-3<br>MINERALIZATION at ROSARIOS VEIN | Jun/2007 |
| Project No. 567 | Project Name<br>La Parrilla Mine | | Drawing Name<br>10-3.cdr |

## 11.0 MINERALIZATION

Mineralization at La Parrilla is a typical assemblage of metasomatic deposit minerals with a high content of silver. This mineral assemblage has been affected by a process of oxidation and secondary enrichment. Most mining activity at La Parrilla has been developed along the Rosarios vein within mineralization of the oxide and transition zones. Most of the estimated reserves and resources for this deposit are now localized within the sulfides zone. Drilling (dh RO-10) has indicated resources to a depth of about 200m under the deepest mine drift (Level 9 at the Rosarios area) for a total of 450 meters of known mineralization that remains open at depth.

Mineral assemblage at La Parrilla is typical of hydrothermal vein deposits. It mainly consists of pyrite, esphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, and consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

Figure 11-1 shows a representative longitudinal section through the La Parrilla area.

The most important mineralization consists of vein deposits and mineral concentrations within breccia zones. This consists of oxides, including hematite, limonite and other iron oxides, as well as carbonates and sulfates, with the presence of zinc oxides. Silver and lead represent the main economic minerals within the oxide and transition zones at La Parrilla.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides. Figure 11-2 shows a typical view of mineralized zone at the San Marcos mine.

Figure 11-3 shows a view of an outcropping stockwork mineralization near the Quebradillas mine. This area is under investigation for possible incorporation into the mine's resources.

The La Parrilla mineralization occurs within a range of about 600m in vertical extension (2,300m to 1,700m above sea level). This extension is known through underground development and drill holes and it is still open to depth.


OXIDES
SULFIDES
Elev. 2,200 m.a.s.l.
Elev. 2,100 m.a.s.l.
Elev. 2,000 m.a.s.l.
Elev. 1,900 m.a.s.l.
Level 1
Level 3
Level 5
Level 7
Level 8
Level 9
Indicated 2
Indicated 3
Indicated 4 and Indicated 5
Indicated 6
Indicated
ORE SHOOT 1
ORE SHOOT 2
Nivel 9
Nivel 8
Nivel 7
Nivel 5
Nivel 3
Nivel 1
10,000 E
10,100 E
10,200 E
10,300 E
10,400 E
10,500 E
10,600 E
10,700 E
10,800 E
9,600 N
9,700 N
9,800 N
9,900 N
10,000 N
OXIDES
SCALE
0 25 50 100
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
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Phone (303) 986-6950
Project No.
0567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
1.dwg

FIGURE 11-1
MINERALIZATION DISTRIBUTION at ROSARIOS VEIN



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
| --- | --- | --- | --- |
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 11-2<br>SAN MARCOS MINE<br>MINERALIZED BRECCIA ZONE - OXIDES | Jun/2007 |
| Project No. 70567 | Project Name<br>La Parrilla Mine | | Drawing Name<br>Fig.11-2.cdr |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.*<br>Project Name<br>La Parrilla Mine | FIGURE 11-3<br>STOCKWORK ZONE OUTCROPPINGS - QUEBRADILLA | Jun/2007 |
| Project No. 567 | | | Drawing Name<br>11-3.cdr |

# 12.0 EXPLORATION

## 12.1 *Introduction*

La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals. Common practice in these districts' development was to mine out high grade ores, for the most part, without exploration efforts.

La Parrilla was developed by small mining operations and at a later date, under CFM, mostly as a base for custom milling ores of regional mining operations by prospectors (gambusinos).

During the 1950's, ASARCO through its Mexican subsidiaries, entered La Parrilla area and carried out exploration and development in some of the mines within the district, such as Las Vacas, Quebradillas, Las Víboras, etc. During the period of 1990 to 1993, Grupo México drilled approximately 73 drillholes with a total drilled depth of 16,634m. Grupo México also carried out geophysical investigations during 2003 and 2004, including aeromagnetic and Induced Polarization and Resistivity surveying. Geochemical investigations by Grupo México were developed in the Quebradillas, Vacas and Parian areas during the period of 1990 to 2003. These programs included geologic mapping, sampling, geophysical surveying and diamond drilling. FMRM is reviewing all this information to validate or complement the findings.

The latest operating period of La Parrilla, from about 1990 to 2002 was carried out by Minas Los Rosarios in small scale capacity owned by the Gamiz Family. No exploration investigations were made during this period of time. In 2003, when a purchase agreement was negotiated between the Gamiz Family and FMS. The purchase of all mineral rights by FMS took place in May 2004

FMS through its wholly-owned Mexican subsidiary FMRM has commenced an aggressive exploration and development program that includes ramps construction, drifting and crosscutting into the old working areas of the Los Rosarios System. This program was based on the following premises:

1. Resume production and increase operating capacity to take advantage of current high metal prices.

2. Recover lower grade zones and consolidate mining blocks of reserves to support reasonable production schedule and increase La Parrilla resource / reserve base.

3. Support exploration activities for channel sampling and underground drilling, and

4. Initiate deep drilling from surface sites.

FMRM is focusing exploration efforts on large volume targets while mining small to medium size volume mineral concentrations that were left within blocks and accessible areas along the workings.

Table 12-1 Exploration Programs, 1990 – 2007.

**TABLE 12-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Exploration Programs, 1990 - 2007.**

| Exploration Activities | Areas | Quantity | | | |
|---|---|---|---|---|---|
| | | Drillholes No. | Grupo México, m | First Majestic, m | |
| Drilling | Las Vacas | 5 | 1,316 | 0 | 1,316 |
| | La Rosa | 31 | 0 | 5,727 | 5,727 |
| | Los Rosarios | 32 | 0 | 12,776 | 12,776 |
| | Rosarios Oxidos | 17 | 0 | 1,623 | 1,623 |
| | La Blanca | 19 | 0 | 7,441 | 7,441 |
| | San Marcos | 21 | 0 | 6,805 | 6,805 |
| | San José | 4 | 0 | 740 | 740 |
| | Parian / Quebradillas | 53 | 14,042 | 4,581 | 18,623 |
| | Parian Interior Mina | 5 | 193 | 0 | 193 |
| | Quebradillas Mina | 19 | 1,083 | 0 | 1,083 |
| | San Nicolas | 4 | 0 | 1,139 | 1,139 |
| | TOTAL | 210 | 16,634 | 40,832 | 57,466 |
| | | | | | |
| Geophysical Surevey - 2003 | Parrilla Intrusive W | IP / RA-Regional | 216 km | Anomaly 1.0km X 1.0km | |
| 2004 | Parrilla District | Aeromagnetic | 5.5km X 6.5km | 2 Anomalies | |
| Program - 2007 | Sacramento | IP / RA Detailed | 25 | In process | |
| Program - 2007 | San Nicolas | IP / RA Detailed | 7 | In process | |
| Program - 2007 | Las Vacas | IP / RA Detailed | 12 | In process | |
| Program - 2007 | Cerro Santiago | IP / RA Detailed | 4 | In process | |
| Program - 2007 | San Marqueña | IP / RA Detailed | 4 | In process | |
| | | | | | |
| Geochemical Survey | | | | | |
| 1990 - 2003 | Quebradillas - Vacas - Parian (2,200 samples) | | Au, Ag, Pb, Zn, Cu, Fe | Define drilling targets | |
| Program 2007 | Quebradillas - Rosarios - San Marcos (1,900 samples) | | Au, Ag, + 31 elements | Define drilling targets | |

## 12.2 *Exploration Programs*

FMRM exploration programs for the La Parrilla district are designed to investigate principally two types of targets:

- To increase La Parrilla Resource / Reserve base within currently producing areas. These targets include mine workings and drilling for confirmation of blocks and areas in the Los Rosarios System, San Marcos, Quebradillas, Las Vacas, etc.

- To investigate geophysical, geochemical and structural targets that may indicate significant concentrations of minerals. These target areas may represent large-volume exploration targets. These areas are generally associated with the contact zone between the regional intrusive stock and sedimentary formations, or with dykes and sills that may indicate favorable zones for mineral concentrations.

FMRM has considered a significant budget for investment in exploration at La Parrilla. These programs of exploration appear to have already shown positive results by indicating an important Resource / Reserve base for the mine. It is apparent that at no other time during the life of the mine, La Parrilla has shown the Reserves and Resources estimated by FMRM.

Table 12-2 shows the Exploration Program 2007.

**TABLE 12-2**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Exploration Program 2007**

| Exploration Activities | Objective | Areas in the mine | Quantity | Estimated Cost US$ |
|---|---|---|---|---|
| Geophysical Survey, IP | Validate previously identified anomalies | Areas: Quebradillas South, Mine Vacas West, San Marcos South, Parrilla South and North, La Blanca. | 86 Km | 50,000 |
| Geochemical Survey | Define anomalous areas for drilling | Areas: La Parrilla N-S and Las Vacas mine. | 1,600 samples | 75,000 |
| Surface Diamond Drilling (January - June, 2007) | Develop resources | Areas: Quebradillas, Rampa Víboras, La Rosa, Rosarios, La Blanca, San Marcos | 40 dh aprox. 10,400m | 1,100,000 |
| Underground and Surface Diamond Drilling (July - December, 2007) | Increase level of certainty for resources at depth. | Areas: Mina Rosario, Mina La Rosa, San Marcos, La Blanca, Quebradillas - Rampa Víboras, Sacramento, La Cruz, Los Perros, Las Vacas. | 48 dh aprox. 14,250m | 800,000 |
| Underground development, ramps, drifts, crosscuts, drill sites. | Drill site preparation, drifts, crosscuts and ramps for access. | Areas: Rosarios, San Marcos, San Juan, Quebradillas, La Blanca. | 1,040m | 475,000 |
| **TOTAL ESTIMATED COST** | | | | **2,500,000** |

Figure 12-1 shows Exploration Areas for Drilling

## 12.2.1 Geophysical Exploration

In 2003 and 2004 ASARCO carried out geophysical surveying in La Parrilla area. This investigation included Aeromagnetic, Induced Polarization, and Resistivity methods. The objective was to define possible plutonic rocks or structural conditions that may be related to mineral concentrations.



DDH Areas
LEGEND
ALUVION
FORMACION INDIDURA (Caliza)
INTRUSIVO (Granodiorita-Diorita)
TACTITAS
CONGLOMERADO
ROC. VOLCANICAS
DIQUES
VETAS
RUMBO Y ECHADO
CONTACTO GEOLOGICO
MUESTRA
OBRA MINERA
TIRO
ARROYO
CAMINO
LOTES AJENOS
LOTES IMMSA
CATA
TRIANGULACION
N
SCALE 0 250 500 1000 METERS
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165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
2-1.dwg


FIGURE 12-1
LA PARRILLA SILVER MINE
EXPLORATION DRILLING AREAS

Upon FMRM's acquisition of the mineral rights and property within La Parrilla district from ASARCO, all database and information related to the project was provided by ASARCO to FMRM. FMRM is currently evaluating this information by twin drilling, channel sampling, geochemical sampling and deep drilling. FMRM is also developing underground access ramps, drifts and crosscuts in the Quebradillas, Vacas and Víboras areas.

Figure 12-2 shows Geophysical Survey Magnetic Anomalies

Figure 12-3 shows Geophysical Survey IP Anomalies

FMRM has included in 2007 exploration program IP surveying at the following areas: Quebradillas South, Mina Vacas West, San Marcos South and Parrilla South and North at La Blanca and the Sacramento area to the West of Rosario. Total estimated length of IP surveying is 86km.

### 12.2.2 Geochemical Exploration

No geochemical investigations are under development at La Parrilla at this time. FMRM exploration program for La Parrilla during the rest of 2007 include geologic mapping and geochemical sampling of the Quebradillas and Víboras areas. This program is estimated to include about 1,600 samples.

Grupo México reported geochemical surveying at Quebradillas, Vacas and Parían areas that included 2,200 geochemical samples. No results or details are available to PAH.

PAH recommends run geochemical investigations from drilling samples, initiating core sampling of the different rock formations, other than those mineralized zones. The intention would be to apply geochemical investigations by rock formations and establish a database that may help to make interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The Database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements.

## 12.3 *Drilling*

Drilling programs at La Parrilla have been limited by past operators, since the best exploration results may have been obtained through underground development. Drilling at La Parrilla by Grupo México include programs from 1990 to 1993 that completed 73 drill holes and drilled depth of 16,634m. Mina Rosarios efforts were focused on mine production from 1959 to 2002, when they stop mining activities later in 2004 FMRM took control of the mine and company.

FMRM initiated an aggressive drilling program to explore the various areas of interest within La Parrilla holdings. From the period of June 2005 to June 2007, a total of 162 drill holes have been completed by FMRM at a total drilled depth of 37,943m. These have been drilled as shown in Table 12-3.



LEGEND
GEOLOGY
ROCAS SEDIMENTARIAS
CUATERNARIA
ALUVION
TALUD
CRETACICO
Fm INDIDURA
Fm CUESTA DEL CURA CONGLOMERADO - CALIZAS
Cgl
ROCAS IGNEAS Y METAMORFICAS
RIOLITAS Y TOBAS RIOLITICAS
INTRUSIVOS GRANODIORITICO-MONZONITICO
CRETACICO
SKARN
CALIZAS RECRISTALIZADAS
SYMBOL
BARRENO DADO
RUMBO Y ECHADOS
FISURA PARALELA
VETA
CONTACTO GEOLOGICO
OBRA MINERA
POBLADO
CURVA DE NIVEL
FRACTURAS
FALLA INVERSA
MANTO
DIQUE
TERRACERIA
CASAS AISLADAS
FUNDO GRUPO MEXICO EXPLOTACION
FUNDO GRUPO MEXICO EXPLORACION
FUNDO AJENO
SCALE
0
200
400
800
METERS
MAGNETIC ANOMALIES
Cgl
Qt
Ki
Igia
Igea
Sk
IP


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Parrilla Mine

FIGURE 12-2
MAGNETIC ANOMALIES

Date of Issue
Jun/2007

Drawing Name
-2.dwg


LEGEND
GEOLOGY
SEDIMENTARY ROCKS
QUATERNARY
ALLUVIUM
SOIL
CRETACEOUS
INDIDURA Fm
CUESTA DEL CURA Fm
CONGLOMERATE - LIMESTONES
IGNEOUS AND METAMORPHIC ROCKS
RHYOLITE
INTRUSIVES
GRANODIORITE-MONZONITE
CRETACEOUS
SKARN
MARBLE
SYMBOL
DDH
STRIKE AND DIP
FISSRE
VEIN
GEOLOGIC CONTACT
MINING WORKS
TOWN
LEVEL CURVES
FRACTURE
REVERSE FAULT
MANTO
DIKE
ROAD
SMALL VILLAGE
ANOMALIAS GEOFISICAS
CARGABILIDAD
60 - >
45 - 60
20 - 45
10 - 20
4 - 10
POLARIZACION INDUCIDA ENTRE 1800-2000 m.s.n.m.
SCALE
0
200
400
800
METERS
Sk
Qt
Ki
Igea
Igia
Cgl
Iales
2050
2200
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig12-3.dwg

FIGURE 12-3
GEOPHYSICAL (IP) ANOMALIES

Table 12-3 shows drilling completed by FMRM at La Parrilla.

**TABLE 12-3**
**Flirst Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Silver Mine.**
**Diamond Drilling Exploration (30/06/2005 to 20/06/2007). (1)**

| Area | Drilling Period | | No. Drillholes | Total Depth - m |
|---|---|---|---|---|
| La Rosa | 30-06-2005 | 6/1/2006 | 31 | 5,723 |
| Quebradillas | 12/2/2006 | 8/6/2007 | 23 | 5,080 |
| San Marcos | 26/02/2006 | 20/06/2007 | 34 | 7,040 |
| Rosarios | 1/3/2006 | 1/1/2007 | 31 | 10,975 |
| Oxides Zone | 28-06/2006 | 9/6/2006 | 17 | 1,635 |
| La Blanca | 18/09/2006 | 20/06/2007 | 26 | 7,490 |
| **Total Drilling** | | | **162** | **37,943** |

(1) Data provided by FMRM.

For the second semester of 2007, FMRM has contracted six drilling rigs to carry out a program that includes 101 drill holes with total programmed depth of 23,050m.

## 13.0 DRILLING

FMRM has been drilling at La Parrilla since June 2005, shortly after acquisition of the Project took place. FMRM is currently drilling with six drill rigs under contract with CAUSA a Gómez Palacio, Durango based drilling company. This program includes drilling from surface and from underground sites.

FMRM has prepared a drilling program to investigate and verify mineral deposits, from both, underground and surface sites. This includes a total of 101 holes planned for the second half of 2007 with programmed depth of 23,050m.

Table 13-1 lists the drilling program for La Parrilla, second half of 2007.

FMRM drilling program for second semester of 2007 includes 12,100 meters in 48 drill holes, and 10,950m in 53 drill holes from underground access. This program is distributed as indicated in Table 13-1.

**TABLE 13-1**
**First Majestic Silver Corp.**
**First Majestic Resources Mexico, S.A. de C.V.**
**La Parrilla Mine**
**Drilling Program, Surface and Underground, Second Semester 2007.**

| Area | Drillholes | Objective | TOTAL | | |
|---|---|---|---|---|---|
| | No. | Geologic Potential | Meters | | |
| Quebradillas/Rampa Viboras | 18 | Verfy Historical Drilling. | 4,300 | | |
| La Rosa-Rosarios | 8 | 5 Ag-Moz. | 2,800 | | |
| La Blanca | 8 | 4 Ag-Moz. | 2,100 | | |
| San Marcos | 6 | 1 Ag-Moz. | 1,200 | | |
| La Cruz | 2 | 4.0 Ag-Moz IP Anomaly | 500 | | |
| Los Perros | 6 | 1.0 Ag-Moz IP Anomaly | 1,200 | 12,100 | Surface |
| Rosario Mine -Ug | 7 | Continuity to depth | 750 | | |
| La Rosa Mine - Ug | 7 | Continuity to depth | 750 | | |
| La Rosa Mine - Ug | 10 | 3.5 Ag-Moz | 2,500 | | |
| San Marcos Mine - Ug | 6 | 1.0 Ag-Moz | 1,200 | | |
| La Blanca Mine - Ug | 7 | Explore Remplacement Deposits | 1,750 | | |
| Vacas - Ug | 6 | 4.5 Ag-Moz | 1,500 | | |
| Quebradillas/Rampa Viboras - Ug | 6 | Verify Historical Drilling, 10 Ag-Moz | 1,500 | | |
| Sacramento - Ug | 4 | 5.0 Ag-Moz, Verfy IP Anomaly | 1,000 | 10,950 | Underground |
| | 101 | | TOTAL | 23,050 | Meters |

Figure 13-1 shows the drilling program for La Rosa Vein, Cross Section 0 – 0'.

Figure 13-2 shows the drilling program for La Rosa Vein, Cross Section 1 – 1'.

Figure 13-3 shows the drilling program for La Rosa Vein, Cross Section 7 – 7'.

Figure 13-4 shows Rosarios Vein, Ore Shoot 1, Channel sampling.

PAH believes that this drilling program from underground workings, in combination with underground development, appropriate and well designed to explore promising targets. Geologic potential exists to discover additional mineralized zones along the development workings. Estimated budget for this program is included in Section 22 of this Report - Recommendations.


LOOKING to the SE
NE
SW
L.R.
Bno. Rbo. S20°W
Incl. -60°
L.R. 25
Bno. Rbo. S20°W
Incl. -75°
L.R. 26
Bno. Rbo. S20°W
Incl. -70°
L.R. 27
Bno. Rbo. S20°W
Incl. -66°
L.R. - 32
VETA LA ROSA
Rampa
Corte de
139.95-141.90
BLOQUE L.R-25
Prof. 163.10 m.
BLOQUE L.R-26
Corte de
175.80-186.55
Prof. 200.85 m.
Corte de
217.70-236.05
BLOQUE L.R-27
Prof. 252.70. m.
Prof. 258.00 m.
LITOLOGIA
ALUVION
FORMACION CUESTA DEL CURA
GRANODIORITA
CALIZA RECRISTALIZADA
SKARN
ESTRUCTURA MINERALIZADA
SCALE 0 12.5 25 50 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig13-1.dwg

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 25-M10 | 139.95 | 140.95 | 1.00 | 0.86 | 164 | 0.05 |
| LR 25-M11 | 140.95 | 141.90 | 0.95 | 0.84 | 158 | 0.03 |
| Ley del Bloque | | | | 1.72 | 171 | 0.04 |

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 26-M2 | 175.80 | 176.60 | 0.80 | 0.69 | 75 | 0.13 |
| LR 26-M3 | 176.60 | 177.60 | 1.00 | 0.87 | 1052 | 0.21 |
| LR 26-M4 | 177.60 | 178.60 | 1.00 | 0.87 | 2238 | 0.16 |
| LR 26-M5 | 178.60 | 179.60 | 1.00 | 0.87 | 2102 | 0.20 |
| LR 26-M6 | 179.60 | 180.60 | 1.00 | 0.87 | 252 | 0.17 |
| LR 26-M7 | 180.60 | 181.60 | 1.00 | 0.87 | 46 | 0.04 |
| LR 26-M8 | 181.60 | 182.60 | 1.00 | 0.87 | 30 | 0.04 |
| LR 26-M9 | 182.60 | 183.60 | 1.00 | 0.87 | 103 | 0.09 |
| LR 26-M10 | 183.60 | 184.65 | 1.05 | 0.91 | 162 | 0.31 |
| LR 26-M11 | 184.65 | 185.65 | 1.00 | 0.87 | 65 | 0.03 |
| LR 26-M12 | 185.65 | 186.55 | 0.90 | 0.78 | 79 | 0.06 |
| Ley del Bloque | | | | 9.31 | 577 | 0.13 |

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 27-M2 | 217.70 | 218.60 | 0.90 | 0.69 | 180.00 | 0.27 |
| LR 27-M3 | 218.60 | 219.40 | 0.80 | 0.61 | 1754.70 | 0.17 |
| LR 27-M4 | 219.40 | 220.25 | 0.85 | 0.65 | 11.70 | 0.00 |
| LR 27-M5 | 220.25 | 221.15 | 0.90 | 0.69 | 37.40 | 0.05 |
| LR 27-M6 | 221.15 | 222.16 | 1.00 | 0.77 | 61.00 | 0.08 |

FIGURE 13-1
LA ROSA VEIN DRILLING
CROSS SECTION O-O', NE 20° SW



NE
LOOKING to the SE
SW
L.R. 2
L.R. 1
L.R. 28
Bno. No. 6 (C.R.M.)
Camino
Obra minera a rumbo de veta
Rampa
Bno. L.R. 1
Bno. de -64°
BLOQUE L.R.-1
Prof. 125.40 m.
BLOQUE L.R.-2
BLOQUE L.R.-2A
Prof. 152.00m.
Espesor real de la veta 12.00 m.
BLOQUE L.R.-28
Prof. 210 m.
Zona de Intersección entre el Bno. No. 6 (C.R.M.) y la veta La Rosa Ag= 340 gr/ton
Prof. 258.70 m.
Prof. 286.35m .
L.R.
2,150
2,100
2,050
2,000
1,950
1,900
1,850
LITOLOGIA
ALUVION
FORMACION CUESTA DEL CURA
GRANODIORITA
CALIZA RECRISTALIZADA
SKARN
ESTRUCTURA MINERALIZADA
SCALE 0 12.5 25 50 METERS



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950


Drawing Provided by/Prepared for
**FIRST MAJESTIC SILVER Corp.**

Project Name
La Parrilla Mine

Project No. 0567

FIGURE 13-2
LA ROSA VEIN DRILLING
CROSS SECTION 1-1', NE 20° SW

Date of issue
Jun/2007

Drawing Name
2.dwg



LOOKING to the SE
NE
SW
2,200
2,150
2,100
2,050
2,000
1,950
1,900
Veta La Rosa
Inferida
Bno. Rbo. S20°W
Incl. -72°
L.R. 20
Bno. Rbo. S20°W
Incl. -60°
L.R. 18
Bno. Rbo. S20°W
Incl. -70°
L.R. 17
Propuesto -50° al S20°w
Veta de sulfuros
Zona de falla
Bx-zona oxidada
Bx de oxidos
Bloque LR-20
Bloque LR-18
Prof. 162.10 m.
V. Qz con sulfuros
146.90
a
147.30
158.00
a
158.60
Veta Qz bco.
Pz con sulfuros disem.
Prof. total 182.25 m.
Prof. total 207.10 m.
LITOLOGIA
ALUVION
FORMACION CUESTA DEL CURA
GRANODIORITA
CALIZA RECRISTALIZADA
SKARN
ESTRUCTURA MINERALIZADA
SCALE 0 12.5 25 50 METERS


| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 17-M5 | 90.10 | 91.00 | 0.90 | 0.8 | 189 | 126 |
| LR 17-M6 | 91.00 | 91.75 | 0.75 | 0.67 | 70 | 0.00 |
| Ley del Bloque | | | | 1.47 | 129.5 | 63.00 |

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 18-M19 | 136.45 | 137.45 | 1.00 | 0.79 | 0.11 | 168 |
| LR 18-M20 | 137.45 | 138.45 | 1.00 | 0.79 | 0.06 | 80 |
| LR 18-M21 | 138.45 | 139.50 | 1.05 | 0.83 | 0.06 | 42.2 |
| LR 18-M22 | 139.50 | 140.50 | 1.00 | 0.79 | 0.11 | 74 |
| LR 18-M23 | 140.50 | 141.50 | 1.00 | 0.79 | 0.10 | 127 |
| LR 18-M24 | 141.50 | 142.56 | 1.05 | 0.83 | 0.12 | 110 |
| LEY DEL BLOQUE | | | | 4.81 | 0.09 | 100 |

| SAMPLE | DEEP | | WIDTH | TRUE WIDTH | Ag | Au |
|---|---|---|---|---|---|---|
| | FROM | TO | m | m | g/t | |
| LR 20-M1 | 103.70 | 104.70 | 1.00 | 0.84 | 10 | 0.00 |
| LR 20-M2 | 104.70 | 105.70 | 1.00 | 0.84 | 32 | 0.00 |
| LR 20-M3 | 105.70 | 106.70 | 1.00 | 0.84 | 35 | 0.00 |
| LR 20-M4 | 106.70 | 107.50 | 0.80 | 0.67 | 72 | 0.03 |
| LR 20-M5 | 107.50 | 108.30 | 0.80 | 0.67 | 61 | 0.01 |
| LR 20-M6 | 108.30 | 109.10 | 0.80 | 0.67 | 103 | 0.50 |
| LR 20-M7 | 109.10 | 109.70 | 0.60 | 0.50 | 18 | 0.01 |
| Ley promedio | | | | 5.03 | 45 | 0.08 |

Prepared by pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 70567

Drawing Provided by/Prepared for **FIRST MAJESTIC SILVER Corp.**

Project Name: La Parrilla Mine

FIGURE 13-3
LA ROSA VEIN DRILLING
CROSS SECTION 7-7', NE 20° SW

Date of Issue: Jun/2007

Drawing Name: Fig13-3.dwg


9,900 N
10,200 E
Stope 9
BLOCK INDICATED 2
BLOCK INDICATED 3
BLOCK MEASURED 1
BLOCK MEASURED 2
C'
D
D'
E
E'
F
F'
G
G'
H'
Limestone
Intrusive
Vein
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
-4.dwg

FIGURE 13-4
ROSARIOS VEIN DRILLING
CHANNEL SAMPLING SHOOT 1

## 14.0 SAMPLING METHOD AND APPROACH

PAH reviewed La Parrilla's sampling program for the preparation of this Technical Report. La Parrilla's current sampling team consists of three sampling crews with three employees each for underground sampling, one sampler for drill core, and one sampling supervisor. This process is managed by the mine geologists.

### Channel Sampling

Exploration sampling for reserve delineation at La Parrilla mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2m to 3m, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of less than 1.50m along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification.

La Parrilla has initiated a sampling quality program by checking the assays of one duplicate sample for every 20 regular samples, including pulp samples. PAH recommends that the sampling procedures include field duplicate samples (for instance, 1 duplicate for every 20 samples) at the mine, and duplicate pulp samples to confirm the sample preparation and assaying methods. PAH recommends that samples be duplicated at about 5 percent for each case, field duplicates and pulp duplicates.

La Parrilla channel sampling program includes approximately 50 samples from working stopes and about 10 samples from exploration areas within the underground mine per day.

All samples are assayed at La Parrilla lab, while duplicate samples are sent to BSI-Inspectorate laboratory, a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango City.

### Drill Core Samples

FMRM exploration drilling is performed by the contractor firm of CAUSA. This company is based in the city of Gómez Palacio, Durango State, and presently is operating six drilling rigs at La Parrilla.

Sampling of the drill core is made after the core has been logged by the mine geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate lab in Durango City. Generally the samples represent core lengths of less than 1.50m. All the core samples are sent for assaying by Inspectorate. The core samples are crushed and pulverized at Inspectorate in Durango City and 250g pulp samples are sent to Reno, Nevada for assaying.

Duplicate core samples are taken by La Parrilla crew from the remaining half of the core, by again splitting the core to a one quarter size. Therefore, one quarter of the core still remains in the box for future reference. Duplicate samples are taken at a rate of approximately one duplicate sample from every twenty regular samples.

Figure 14-1 shows core samples of the oxide mineralization of Rosarios Vein.

Figure 14-2 shows core samples of sulfide mineralization of La Blanca Vein.

Drill hole data are included in the resource/reserve calculations, and are generally applied by La Parrilla in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

No geochemical sampling was done during the PAH site visit.

PAH's opinion, the channel sampling used applied by La Parrilla exploration and mining crews; is done carefully and responsibly by well trained samplers. The sampling appears to reconcile with silver production and sales by La Parrilla. The channel samples appear to properly represent the mineralization of La Parrilla deposits, therefore, they are acceptable for resource and reserve estimates.

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-1<br>OXIDES MINERALIZATION at DOWN HOLE SAMPLE 17<br>ROSARIOS VEIN | Jun/2007 |
| Project No. 70567 | Project Name<br>La Parrilla Mine | | Drawing Name<br>Fig.14-1.cdr |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
| --- | --- | --- | --- |
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-2<br>SULFIDES MINERALIZATION of LA BLANCA VEIN | Jun/2007 |
| Project No. 67 | Project Name<br>La Parrilla Mine | | Drawing Name<br>14-2.cdr |

## 15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

### 15.1 *Sample Preparation*

Exploration, mine development, production, and plant samples are sent to La Parrilla's on-site laboratory for chemical analysis of silver, gold, lead, zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA).

A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and 1 gram is required for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of ± 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

### 15.2 *Laboratory Facilities*

PAH notes that the La Parrilla laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently processes about 250 samples by fire assay and by AA per day, including exploration samples, development samples, and mill samples. Laboratory personnel include five sample prep operators, one Chief Chemist/AA and one Assistant Operator in fire assay and AA, and a person who weighs samples and reports results. La Parrilla supports students under scholarship programs for practicing at the laboratory during the summer months.

The on-site laboratories consist of two separate buildings for sample preparation and for assaying. The assaying facility includes electric equipment, two crushers, one ball mill and electric and LPG fueled furnaces. Solution samples are analyzed with a Perkin Elmer Analist 400 Atomic Absorption unit.

La Parrilla lab includes facilities for metallurgical testwork. Test work for flotation, cyanidation and gravimetric concentration is done in the lab.

Recently FMRM has established a QC procedure by sending mine samples and/or pulps to an outside laboratory, usually BSI-Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 20. FMRM has established a QC procedure by checking assays. Drill samples are duplicated as one sample for every twenty regular samples. PAH recommends that standard samples and blank samples also be included in the duplicate sampling.

Figure 15-1 shows sample preparation flow chart.

## 15.3 *Check Assaying*

To evaluate sample quality control, La Parrilla performs periodic check analyses on samples. For the month of May 2007, La Parrilla has sent 36 samples to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. La Parrilla has analyzed a total of thirty six check samples for the month of May 2007. All core samples are sent to the BSI-Inspectorate lab for assaying; therefore, the assay check was also performed by the same lab.

Table 15-1 is a list of core samples that were checked by duplicate assays.

Figure 15-2 is a graph that shows the assay check results for gold from the core samples and comparison of Inspectorate Laboratories assays of regular and duplicate samples, for 36 samples of May 2007.

Figure 15-3 ia a graph that shows the assay check results for silver and graph from the core samples and comparison of Inspectorate Laboratories assays of regular and duplicate samples, for 36 samples of May 2007.

The coefficient of correlation for the gold assays is very low due to the low grade assays; however, the correlation for silver assays is acceptable at 91 percent.

Channel sample checks are performed by analyzing random sample pulps at La Parrilla lab with assay checking by the SGS de México lab at Durango. The assays include silver and lead.

Table 15-2 shows the assay comparison for eleven samples corresponding to the month of April 2007. These results show significant differences for both silver and lead. La Parrilla results are higher at a correlation of only 32 percent for the silver and 59 percent for lead.

4 kg initial sample to be dried, and reduced to >80% - mesh (2 mm) with jaw crusher and roll mill

↓

One sub sample of 250 to 300 g obtained with Jones splitter

↓

Pulverization to >90% -150 mesh (106μ) with Labtech LM2 pulverizing mills. Note: clean tested sand is used to avoid contamination between samples during the pulverization process

↓

Pulps are sent to BSI - Inspectorate, Sparks, Nevada for analytical analyses

↓

After optimal acid digestion, a routine 30 element ICP analysis follows - Ag/Au by fire assay/atomic absorption spectroscopy. In case of values obtained marked greater than or over limit these samples will be redone with assay grade procedures

↓

Ag >200 ppm redone with FA/gravimetric analysis Pb, Zn & Cu >10,000 ppm A. R. digestion

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 15-1<br>SAMPLE PREPARATION FLOW CHART | Jun/2007 |
| Project No. 70567 | Project Name La Parrilla Mine | | Drawing Name Fig15-1.dwg |

TABLE 15-1
FIRST MAJESTIC SILVER CORP.
FIRST MAJESTIC RESOURCES MEXICO, S.A. DE C.V.
La Parrilla Mine
Core Sample Checks - BSI-Inspectorate Lab.

| Sample No | Drill Interval, m | | ORIGINAL SAMPLE | DUPLICATE SAMPLE | ORIGINAL SAMPLE | DUPLICATE SAMPLE |
|---|---|---|---|---|---|---|
| | From | To | Au g/tonne | Au g/tonne | Ag g/tonne | Ag g/tonne |
| LR-01-M 4 | 108.93 | 109.45 | 0.29 | 0.18 | 507 | 321 |
| LR -01- M 10 | 114.65 | 115.95 | 0.01 | 0.03 | 215 | 90 |
| LR - 02-M 4 | 126.65 | 127.35 | 0.40 | 0.06 | 2,356 | 1,672 |
| LR - 02- M 7 | 129.35 | 130.65 | 0.04 | 0.03 | 82 | 70 |
| LR - 02 - M 27 | 149.10 | 148.85 | 0.03 | 0.04 | 250 | 209 |
| LR - 03- M 9 | 114.50 | 116.60 | 0.04 | 0.04 | 255 | 207 |
| LR - 03- M -18 | 125.95 | 126.95 | 0.03 | 0.07 | 106 | 100 |
| LR - 04-M -3 | 141.00 | 142.00 | 0.44 | 0.06 | 175 | 79 |
| LR - 04- M -4 | 142.00 | 143.05 | 0.03 | 0.08 | 75 | 115 |
| LR - 07- M -26 | 160.00 | 160.80 | 0.01 | 0.01 | 33 | 26 |
| LR - 07-M 29 | 162.30 | 163.35 | 0.02 | 0.03 | 50 | 31 |
| LR - 07- M 31 | 164.60 | 165.40 | 0.12 | 0.10 | 634 | 328 |
| LR - 08 - M 27 | 168.90 | 169.90 | 0.02 | 0.03 | 33 | 29 |
| LR - 08- M 31 | 172.90 | 174.35 | 0.01 | 0.04 | 27 | 57 |
| LR - 08 M 38 | 180.75 | 181.75 | 0.11 | 0.14 | 124 | 160 |
| LR - 10 -M 8 | 144.70 | 145.35 | 0.11 | 0.13 | 1,036 | 1,829 |
| LR - 12- M 8 | 116.60 | 119.65 | 0.03 | 0.04 | 171 | 148 |
| LR - 13- M 13 | 151.80 | 152.80 | 0.12 | 0.09 | 142 | 192 |
| LR - 16- M 28 | 75.75 | 76.35 | 0.09 | 0.10 | 111 | 152 |
| LR - 17- M 05 | 90.10 | 91.00 | 0.13 | 0.13 | 189 | 220 |
| LR - 18 M 19 | 136.45 | 137.45 | 0.11 | 0.11 | 168 | 214 |
| LR - 18- M 21 | 138.45 | 139.50 | 0.05 | 0.08 | 42 | 70 |
| LR - 18 M-24 | 141.50 | 142.55 | 0.12 | 0.11 | 110 | 131 |
| LR - 20- M 06 | 108.30 | 109.10 | 0.05 | 0.07 | 103 | 104 |
| LR - 22 - M 01 | 125.10 | 126.10 | 0.04 | 0.06 | 171 | 107 |
| LR - 25- M 10 | 139.95 | 140.95 | 0.01 | 0.04 | 184 | 198 |
| LR - 26 -M 03 | 176.60 | 177.60 | 0.21 | 0.23 | 1,052 | 2,092 |
| LR - 26- M 04 | 177.60 | 178,60, | 0.21 | 0.16 | 2,238 | 2,079 |
| LR - 27- M 03 | 218.60 | 219.40 | 0.17 | 0.37 | 1,755 | 2,865 |
| LR - 27- M 05 | 220.25 | 221.15 | 0.05 | 0.04 | 37 | 21 |
| LR - 28- M 05 | 164.65 | 165.85 | 0.14 | 0.12 | 3,421 | 2,846 |
| LR - 28-M 08 | 167.55 | 168.50 | 0.03 | 0.02 | 105 | 51 |
| LR-31 -M 4 | 254.80 | 255.70 | 0.06 | 0.04 | 471 | 337 |
| LR- 31 M 9 | 259.60 | 261.00 | 0.04 | 0.20 | 136 | 249 |
| LR.-32 M 1 | 240.10 | 241.10 | 0.22 | 0.20 | 168 | 151 |
| LR-32 M 7 | 246.10 | 247.14 | 0.09 | 0.85 | 121 | 118 |
| Minimum value | | | 0.01 | 0.01 | 27 | 21 |
| Maximum value | | | 0.44 | 0.85 | 3,421 | 2,865 |
| Average | | | 0.10 | 0.11 | 468 | 491 |
| Stad. Dev. | | | 0.10 | 0.15 | 775 | 816 |
| Coefficient Correlation | | | 0.19 | | 0.91 | |



Original Au Au g/tonne
Duplicate Au g/tonne
Gold g/tonne
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36
Sample No.
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
Fig.15-2.cdr


FIGURE 15-2
GOLD ASSAYS CHECK by
BSI-INSPECTORATE LAB.



Silver g/tonne
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Original Ag g/tonne
Duplicate Ag g/tonne
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36
Sample No.
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Date of Issue
Jun/2007
Drawing Name
15-3.cdr


FIGURE 15-3
SILVER ASSAYS CHECK by
BSI-INSPECTORATE LAB

Table 15-2
**FIRST MAJESTIC SILVER CORP.**
**FIRST MAJESTIC RESOURCES MEXICO, S.A. DE C.V.**
**La Parrilla Mine**
**Pulp Samples Checks - SGS México - La Parrilla Labs.**

| Sample No | La Parrilla Lab | | SGS de México Lab | |
|---|---|---|---|---|
| | Ag g/tonne | Pb % | Ag g/tonne | Pb % |
| 4982 | 18 | 0.18 | 8 | 0.22 |
| 4983 | 17 | 0.17 | 5 | 0.17 |
| 5304 | 16 | 0.11 | 7 | 0.06 |
| 5311 | 66 | 1.54 | 55 | 1.30 |
| 5316 | 103 | 0.70 | 46 | 0.37 |
| 5329 | 50 | 0.73 | 10 | 0.08 |
| 5332 | 277 | 2.28 | 22 | 0.41 |
| 5349 | 30 | 0.27 | 35 | 0.42 |
| 5366 | 34 | 0.43 | 2 | 0.07 |
| 5377 | 24 | 0.18 | 9 | 0.13 |
| 5389 | 26 | 0.15 | 7 | 0.08 |
| **Average** | 60 | 0.61 | 19 | 0.30 |
| **Minimum** | 16 | 0.11 | 2 | 0.06 |
| **Maximum** | 277 | 2.28 | 55 | 1.30 |
| **Std. Dev** | 77 | 0.70 | 18 | 0.36 |
| **Coefficient of Correlation** | 0.32 | 0.59 | | |

PAH recommends that a more strict and systematic program of assay checks, including field samples and pulps, be implemented, and that the operators investigate the causes for these differences. Pulp sample test differences may indicate poor handling and shipping procedures.

PAH suggests the implementation of a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples to keep a close control of the assay results. PAH recommends that a similar program as that for core samples be established, to compare assay results between La Parrilla lab and Inspectorate for channel and production samples.

## 15.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at La Parrilla mine, and that most of La Parrilla's data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Parrilla operation is being conducted by FMRM in a reasonable manner, consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the mineralization of the deposits, and believes that they may be used with acceptable confidence in the estimation of the mineable reserves.

## 16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Parrilla mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

FMRM is in the process of establishing a systematic procedure to verify data and quality control which has proven effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMRM initiated an effective control of La Parrilla operations since May 2004 when it took control of the mining operation.

La Parrilla maintains an active program of assay checks for the production of concentrates at the mine's lab, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 and graphs present a summary of concentrate assays for May, 2007 that includes 4 of La Parrilla Doré shipments to MET-MEX Peñoles. This summary presents a comparison of assays reported by La Parrilla and by Peñoles.

Statistical analysis of these results indicates a coefficient of correlation of 94 percent for the gold and 92 percent for the silver between the assays at La Parrilla and Peñoles laboratories.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the Doré produced at La Parrilla and shipped to the smelter.

PAH's conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable reserves, and that the sales of Doré are a clear representation of FMRM production sales.

During PAH's site visit six drillholes, from La Blanca (LB-18 and LB-13), from Rosarios (LR-10 and RO-17) and from San Marcos (SM-4 and SM-17) were selected to review FMRM's core and sampling procedures. PAH notes that the core is kept in boxes with clear markings of samples and depth. The core has been split in half and occasionally in one quart for assaying. The mineralization intercepts are sampled and RMRM provided copies of the assay certificates. PAH reviewed the original certificates, which are kept at the Durango office. PAH believes that an adequate amount of checking has been conducted at La Parrilla, and that the results are representative of the mineralization in the deposit.

TABLE 16-1
First Majestic Silver Crop.
First Majestic Resources México, S.A. de C.V.
La Parrilla Silver Mine
Doré Sales, Shipments 065, 066, 067, 068. May 19, 2007.

| Shipment | Weight, Kg | Gold Assays g/tonne | | Silver Assays Kg/tonne | |
|---|---|---|---|---|---|
| No. | Official | FMRM | Penoles | FMRM | Penoles |
| 065 | 226.083 | 754 | 743 | 969.718 | 965.409 |
| 066 | 353.618 | 523 | 520 | 980.529 | 976.635 |
| 067 | 348.427 | 707 | 718 | 968.074 | 977.148 |
| 068 | 409.656 | 680 | 754 | 944.782 | 940.666 |
| Total | 1,337.784 | 658 | 681 | 964.512 | 963.857 |
| Statistics | | | | | |
| Average | 334.446 | 666 | 684 | 965.776 | 964.965 |
| Maximum | 409.656 | 754 | 754 | 980.529 | 977.148 |
| Minimum | 226.083 | 523 | 520 | 944.782 | 940.666 |
| Std.Dev. | 77.378 | 100 | 110 | 15.047 | 17.081 |
| Coef. Correlation | | 0.94 | | 0.92 | |



Gold Assays Comparison
FMRM
MET-MEX Penoles
800
700
600
500
400
300
200
100
0
Gold g/tonne
1
2
3
4
DORE Shipments


La Parrilla Silver Mine
DORE Gold Assays Comparison.

Silver Assays Comparison
FMRM
MET-MEX Penoles
990.000
980.000
970.000
960.000
950.000
940.000
930.000
920.000
Silver Kg/tonne
1
2
3
4
DORE Shipments

La Parrilla Silver Mine.
DORE Silver Assays Comparison.

## 17.0 ADJACENT PROPERTIES

No adjacent properties exist within the surrounding area of La Parrilla. Several mines including: Quebradillas, La Blanca, Las Vacas, San Nicolas and other mines are covered by mining concessions that were recently acquired by FMRM from Grupo México. Therefore, FMRM has consolidated ownership of the area surrounding the La Parrilla project area.

In addition to the mining concessions acquired by FMRM from Minera Los Rosarios and Grupo México, FMRM has applied for two other claims that protect all the surrounding area to La Parrilla. The claims provide coverage of 53,290.21 hectares. This surface may be reduced by pre-existing claims, although FMRM is not aware of other pre-existing claims.

No other mines exist nearby the La Parrilla area. Other mining districts located within the La Parrilla region are the following:

- The Chalchihuites mining district, partially owned by FMS, is located approximately S50ºE and 50km from La Parrilla district.
- La Colorada mine, owned and operated by Pan American Silver is located at about 70 km S40ºE from La Parrilla, and
- The San Martín / Sabinas / Los Tocayos mining district, with mines operated by Grupo México, Peñoles and others near the city of Sombrerete, Zacatecas, is about 60km to the S75ºE from La Parrilla area.

La Parrilla and other regional mining districts as shown in Figure 17-1.

Surface rights for installations, waste dumps, tailings and some of the mines within La Parrilla area have been obtained by FMRM in an Agreement of use of surface rights with the Ejido of La Parrilla for 15 years covering 69 hectares additionally FMRM purchased from Grupo México 30.50 hectares.


San Martin
G. México
400 M oz Ag
Sabinas
Peñoles
47 M oz Ag
La Colorada
Panamerican Silver
25 M oz Ag
Chalchihuites
First Majestic
La Parrilla mine

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 567

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Parrilla Mine

FIGURE 17-1
LA PARRILLA and OTHER REGIONAL MINES

Date of Issue
Jun/2007

Drawing Name
17-1.cdr

## 18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The ore processed from the district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 65 percent of the silver in cyanide leaching, and about 65 percent for silver and 55 percent for lead in the flotation circuit. The recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit are expected to rise to 70 percent in the short term as modifications are made to the circuit and the operators become more skilled, however based on historic data and metallurgic testing the La Parrilla personnel has defined 75% recoveries as a reasonable goal for silver and lead in the medium term.

The valuable minerals in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly-auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the doré bars.

## 19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Parrilla Silver Mine uses conventional, manual methods, supported by computer applications and software, to calculate the tonnage and average grades of the mineral Resources and Reserves. FMRM has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by FMS. Currently FMRM maintains geologic interpretations and mine plans in AutoCAD and databases in Excel spreadsheets. FMRM has reviewed and calculated Resources and Reserves for La Parrilla to assess the current status of the property and to use it as a basis for future updated estimates and reconciliation. This estimate is also the basis for design and evaluation of exploration programs for the mine. This Resource / Reserve calculation has been estimated as of May 31, 2007.

### 19.1 *Introduction*

FMRM initiated exploration activities at La Parrilla area in July 2005. Diamond drilling and underground development works were focused in exploring the Los Rosarios System. Other than exploration by Grupo México at Quebradillas and Vacas mines, no other significant exploration studies had been carried out at La Parrilla until FMRM initiated these investigations. Currently FMRM is exploring by underground development and drilling at La Blanca, La Rosa, Rosarios, San Marcos, Quebradillas, San Onofre and Temis areas. As a result of these exploration efforts, other areas have been located that will be included in future FMRM programs, such as the probable open pitable area to the East of Quebradillas.

Previous Resource / Reserve estimates for La Parrilla indicated;

FMRM initiated exploration programs based on drifting and channel sampling. Old workings and accessible areas within the Los Rosarios System mines are a primary target for confirmation and further exploration by FMRM, as well as other promising areas of resources.

Exploration studies at La Parrilla from 1990 to the end of 2007, including FMRM program for the second semester of the year, and those investigations carried out by now Grupo México, will add to 210 drill holes (65 drilled by Grupo México) with a total drilled depth of 57,466m; 268km of geophysical surveying (IP/RA); 36sq.km of aeromagnetic investigations; and about 4,100 samples for geochemical research, in addition to a significant amount of underground development.

Quebradillas mine was explored and developed by now Grupo México. It was investigated by drifting, ramps and crosscuts, as well as by diamond drilling. Now Grupo México indicated a significant tonnage and grade on Reserves for the mine based on these investigations, however that Reserve is historical and no details are known to the author for consideration in this Report. FMRM has initiated aggressive mine development and drilling to validate those resources.

## 19.2 *Methodology*

La Parrilla Silver Mine actual Reserve and Resource blocks are primarily located in the Los Rosarios System, in the San Marcos and Quebradillas mines. Mineralization at La Parrilla is controlled by regional and local mineralized structures, intrusive stocks, dikes, sills and the metasomatic zone that surrounds the main granodiorite stock.

Regional and local geologic features appear to indicate that the main mineral concentrations are emplaced in the surrounding area to deep granodiorite stocks. These stocks are well defined by magnetic anomalies. Geologic structures are located and oriented around the boundaries of the deep igneous bodies, which probably have originated them during the tectonic events. Breccia zones and intense fracturing of some areas were also originated by the igneous events. Chemically and structurally favorable enclosing rocks allow deposition and replacement of the economic mineralization in the area.

Under this propitious geologic environment, the Resource and Reserve blocks have been defined at the various mineralized structures, veins, veinlets, intersections and stockwork zones at the drift levels along the Los Rosarios System and others mines within the area, where sampling has found economically mineable mineralization.

The Reserve tonnage and grade are based largely on channel samples, while the Resources are largely determined by diamond drilling. Reserve blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones; they may reach lengths of up to 200 meters, and are dependant on the ore shoot extensions. The vertical extension of the Reserve and Resource blocks is projected between contiguous drift levels. Vertical extension if generally projected to 30m, but in some cases it may reach 50m. The Los Rosarios System has been developed and partially drilled, in its central portion, along an extension of approximately 1.50km. Within this distance FMRM has defined four ore shoots. This System includes, from the SE, the La Blanca, Rosarios and La Rosa mines. This central portion of the system comprises the main mining development within La Parrilla, and it also holds the most significant Reserves and Resources known to date.

The San Marcos vein occurs in a general NS strike at the eastern part of the area, and it tends to intercept the Los Rosarios System. The San Marcos mine was developed near the area where this projection may take place. FMRM is reopening and developing the old mine in a systematic manner with ramps and regular drifting to prepare mine blocks for production, as well as for exploration. An ore shoot of approximately 200m long has been delineated and some Reserves are already accessible for production. An intense drilling program indicates continuity of the mineralization to depth as well as along strike.

Other significant resources within the area are now under investigation by FMRM, in the San José, Vacas, Las Víboras, Sacramento, Los Perros, etc.

Geophysical anomalies within the area represent a significant target for exploration since these may indicate geological features that appear to appropriate for finding other mineral concentrations.

Geochemical sampling may be a useful tool to qualify these anomalies. FMRM is utilizing all these techniques to investigate La Parrilla area.

For Reserve estimation, the cross sectional area of mineralization is drawn on each of the blocks using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone. The Reserve Blocks are projected up and down by a maximum length of 20m in vertical extension, although they may be limited by mine drifts or other workings. Mine dilution is adjusted to a minimum mining width of 2.00m. Proven Reserves are based on channel sampling of contiguous drift levels and accessible raises and other mine works. Probable Reserves are projected at 20m beyond the proven blocks. Measured and Indicated Resources are projected beyond the probable Reserves, considering geologic features and evidences of mineralization continuity. Resource estimates are projected at 25m from the drill intercepts.

In PAH's opinion the La Parrilla Reserve / Resource Blocks estimation is in accordance to acceptable engineering practices and appropriate for the geologic characteristics of the mineral deposits within La Parrilla area.

The density factor (specific gravity) is then input into the calculation and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X s.g. = tonnes of material.

The density factor used (2.70) to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Mr. Manuel Yañez Escareño, Manager of the La Parrilla lab.

Table 19-1 shows density determination for 30 representative samples of the various mineralized zones within La Parrilla.

PAH believes that on average the density for mineralization is conservative since the results indicate a general average of 2.79. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each Reserve / Resource Block at La Parrilla, composites of all channels and sample grades that occur on either side within the block's drifts are taken in consideration. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each Reserve Block are then determined by combining the tonnes and grade results obtained for each section that crosses the block. The Resource Block tonnes and grade are tabulated by La Parrilla on a series of spreadsheet summaries.

**TABLE 19-1**
**First Majestic Silver Corp.**
**First Majestic Resources Mexico S.A. de C.V**
**La Parrilla Mine**
***Density Determinations***

| Sample No. | Description | Weight (g) | Density |
|---|---|---|---|
| 4526 | R.O. niv 7 | 55 | 2.59 |
| 4044 | L.R. reb 2 | 55 | 2.75 |
| 4502 | S.M. cro. Nte | 55 | 2.91 |
| 4522 | R.O. niv 7 reb 240 | 55 | 2.69 |
| 4534 | San Onofre | 55 | 2.79 |
| 4524 | R.O. niv 7 reb 240 | 55 | 2.7 |
| 3952 | Quebradillas Q4 | 55 | 3.05 |
| 2796 | San Juan cro. Cargadero | 55 | 2.84 |
| 4530 | San Onofre | 55 | 2.89 |
| 4080 | Rebaje Q4 | 55 | 2.89 |
| 4520 | R.O. niv 8 | 55 | 2.8 |
| 4527 | R.O. niv 8 | 55 | 2.63 |
| 4507 | San Juan | 55 | 2.97 |
| 3953 | Rebaje Q4 | 55 | 2.89 |
| 4506 | San Juan | 55 | 2.99 |
| 3897 | Frente 169 | 55 | 2.83 |
| 3859 | San Jose cro. 169 | 55 | 2.89 |
| 4529 | San Onofre tope | 55 | 2.76 |
| 4550 | L.R. reb 2 | 55 | 2.82 |
| 4049 | S.M. reb anillado | 55 | 2.63 |
| 4545 | L.R. Reb 5.3 | 55 | 2.69 |
| 4057 | Rpa Q 1 sur | 55 | 2.68 |
| 4042 | L.R. reb 2 | 55 | 2.75 |
| 3872 | San Jose cro. 169 | 55 | 2.68 |
| 3854 | San Jose cro. 169 | 55 | 2.77 |
| 4543 | L.R. Nivel 3 | 55 | 3.05 |
| 4061 | Rpa. Q 1 oriente | 55 | 2.61 |
| 4547 | L.R. reb 5.3 | 55 | 2.55 |
| 3899 | San Jose Fte 169 | 55 | 2.7 |
| 2794 | San Juan cro. Cargadero | 55 | 3.05 |
| | Average | | 2.79 |

PAH notes that the sampling conducted across the mineralized zones for use in the reserve estimate is done with cut-off grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as some non economic mineralization below the cutoff grade, in which case La Parrilla eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or the drill holes, be used as much as possible in the blocks of Reserve and Resource estimation.

The Reserve Blocks estimated by La Parrilla are not included within the Resource Blocks.

In PAH's opinion the Reserve and Resource Block estimates carried out by La Parrilla have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves.

## 19.3 *Cutoff Grade Calculation*

For the present (May 31, 2007) La Parrilla mineable Reserve, PAH's economic breakeven cutoff grade calculation was based on the parameters shown in Table 19-2:

**TABLE 19-2**
**First Majestic Silver Corporation**
**La Parrilla Mine**
***Cut-off Grade Parameters**

| Concepts | Costs(US$) and Other |
|---|---|
| | |
| Average Site Operating Cost | $50.50 / tonne |
| Average Total Operating Costs, Oxides Only | $51.55 |
| Average Total Operating Costs, Sulfides Only | $54.66/ tonne |
| Minimum Mining Width (cut & fill) | 2.0 meters |
| Oxides - Ag Mill/Refinery Recovery/Payable | 69.7% |
| Sulfides - Ag Mill/Refinery Recovery/Payable | 66.5% |
| Sulfides - Pb Mill/ Smelter Recovery/Payable | 60.0% |
| Silver Price | $10 / troy ounce ($0.32/ gram) |
| Gold Price | $525 / troy ounce ($16.89 / gram) |
| Lead Price | $0.50 per lb. |
| Gold:Silver Price Ratio | 52.5:1.0 |
| Gold:Silver Metal Ratio (in dore) | 96,000:1.0 |
| Monetary Exchange Rate | $10.95 NP:$1.00 US |
| Oxide COG, Silver Only | 230 |
| COG Silver Equiv.(Incl Gold Credits) | 225 |
| Sulfide COG, Silver Only | 256 |
| Sulfide COG Silver + Gold/Lead/Zinc Credits | 235 |
| | |
| ***Based on costs for 2006 and first 5 months of 2007 operations** | |

Both oxides and sulfides are now being treated in La Parrilla's mill and process plant in separate process circuits; a cyanide leaching circuit for the oxides and a flotation circuit for the sulfides. The product from cyanide leaching and downstream processing is bullion bars and their product from the flotation circuit is silver/lead concentrates. These are very distinct products, with their own unique cost items therefore, a separate cutoff grade must be calculated for oxides and also for sulfides. The average 2006 and 2007 unit costs for each type of ore, oxides and sulfides, are found in Table 25-2 of this report. PAH has used conservative, but reasonable parameters in the cut-off grade calculations. The PAH parameters are shown in Table 19-3 and Table 19-4 of this report.

*Oxide Cutoff Grade*

The oxide cutoff grade calculation is as follows:

- $C_{Ag}$ = (Total Operating Costs/ Price Ag X Ag Met Recovery X Payable Ag) – *Au Credit.
- $C_{Ag}$ = $51.55 / ($10.00 X 0.70 X 0.995 - Au credit = 7.40 opt Ag –Au Credit.
- $C_{Ag}$ = (7.40 opt X 31.1 g/oz) - 5 gpt = 225 gpt Ag.
- *Au Credit = Avg. Au Head Grade X Metallurgical Recovery X Payable Au X Au Price per Gram.
- Au Credit = 0.15 gpt Au X 0.70 X 0.995 X $16.08 per gram = $1.61 per tonne mined. Ag credit = $1.61/($10 X 31.1 gpt) = 5 gpt Ag.

***Sufide Cutoff Grade***

In this calculation, although the mill feed contains +0.5 percent zinc, only silver and lead are included as having value for cutoff purposes. Currently, the zinc reports to the lead concentrate, and is not paid.

The sulfide cutoff grade calculation is as follows:

- $C_{Ag}$ = (Total Operating Costs/ Price Ag X Ag Met Recovery X Payable Ag) - Pb Credits.
- CAg = ($54.66/ $10.00 X 0.70 X 0.95) - Pb Credits = 8.22 opt Ag – Pb Credit
- CAg =( 8.22 opt Ag X 31.1 g/oz) – 20.6 g Ag = 235 gpt Ag equivalent.
- ** Pb Credit = Avg. Pb Head Content X Metallurgical Recovery X Payable Pb X Pb Price per Lb.
- Pb Credit = (1.00 X 2204/100) X 0.70 X 0.85 X $0.50 = $6.61 per tonne.
- Ag equivalent = $6.61/ $10.00 = 0.66 opt Ag X 31.1 g/oz = 20.6 gpt Ag.

The cutoff grades are somewhat sensitive to improved silver recoveries in the process plants. For example, if all other parameters remained the same, i.e operating costs, gold credits, etc., the cutoff grade for oxide would improve to about 174 gpt Ag equivalent if the silver recovery was consistently at 90 percent, shown in Table 19-3 below).

**TABLE 19-3**
**First Majestic Silver Corp.**
**First Majestic Silver Resources Corporation**
**La Parrilla Mine**
***Oxide Cutoff Grades With Recovery Improvements**

| Silver Recovery (%) | Gold Credit (gpt Ag) | Calculated Silver Cutoff Grade (Gpt Ag) | Adjusted Silver Cutoff Grade w/Gold Credit (gpt Ag) |
|---|---|---|---|
| 65 | 5 | 248 | 243 |
| **70** | **5** | **230** | **225 (base case)** |
| 75 | 5 | 215 | 210 |
| 80 | 5 | 201 | 206 |
| 85 | 5 | 190 | 185 |
| 90 | 5 | 179 | 174 |

*Gold recovery assumed at 70 percent in all cases.

Likewise, if all other parameters remained the same; i.e. operating costs, lead credit, etc.; the cutoff grades for sulfides would be about 178 gpt Ag equivalent. The cutoff grades at various silver recoveries are shown in Table 19-4.

**TABLE 19-4**
**First Majestic Silver Corp.**
**First Majestic Silver Resources Corporation**
**La Parrilla Mine**
***Sulfide Cutoff Grades With Recovery Improvements**

| Silver Recovery (%) | Lead Credit (gpt Ag) | Calculated Silver Cutoff Grade (Gpt Ag) | Adjusted Silver Cutoff Grade w/Lead Credit (gpt Ag) |
|---|---|---|---|
| 65 | 21 | 275 | 253 |
| 70 | 21 | 256 | 235 (Base case) |
| 75 | 21 | 238 | 218 |
| 80 | 21 | 224 | 203 |
| 85 | 21 | 210 | 190 |
| 90 | 21 | 199 | 178 |

*Lead recoveries assumed @ 70%, and lead payables @ 85%.

## 19.4 *Reserve Estimates*

PAH has reviewed La Parrilla Reserve update of May 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve Blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Parrilla has estimated mineable Reserves for the following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.403 million tonnes averaging 271 grams per tonne silver, 0.20 percent lead and 0.13 percent zinc, for a total of 3.66 million contained ounces of silver with gold credit. As discussed previously in the calculation methodology section, the proven ore category has been projected up to 20 meters from the drift sample data, while the probable ore category is projected another 20 meters beyond the proven ore.

Table 19-5 presents a summary of La Parrilla proven and probable Reserves.

Figures 19-1 to 19-2 show cross sections of the San Marcos and Quebradillas mines showing the Reserve and Resource Blocks at La Parrilla area.

La Parrilla deposits occur in vein deposits and breccia zones and faults or fracturing intersections that make wide and irregular deposits. Generally ore shoots occur at La Parrilla in alternating zones of wide and narrow areas along the mineralized structures. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

TABLE 19-5
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Silver Mine
Reserves Estimated at May 31, 2007 (1,5,6).

| Mine | Ore Type | Block | Metric Tonnes | Width m | Ag g/tonne | Pb % | Zn % | Contained Silver Eq. Ounces (2) |
|---|---|---|---|---|---|---|---|---|
| PROVEN RESERVES OXIDES (3) | | | | | | | | |
| Rosarios/La Blanca | Oxides | LB-171 | 2,123 | 3.25 | 303 | | | |
| Rosarios/La Blanca | Oxides | LB-174 | 2,123 | 3.25 | 303 | | | |
| La Rosa | Oxidos | LR-1A | 15,115 | 3.01 | 311 | | | |
| La Rosa | Oxidos | LR-1B | 22,904 | 2.54 | 260 | | | |
| La Rosa | Oxidos | LR-2B | 29,782 | 2.54 | 258 | | | |
| La Rosa | Oxidos | LR-1C | 22,904 | 2.58 | 272 | | | |
| La Rosa | Oxidos | LR-2C | 12,280 | 2.60 | 272 | | | |
| La Rosa | Oxidos | LR-1D | 12,157 | 2.32 | 305 | | | |
| La Blanca | Oxides | LB-171 | 2,123 | 3.25 | 303 | | | |
| La Blanca | Oxides | LB-174 | 2,123 | 3.25 | 303 | | | |
| Quebradillas | Oxidos | Q-3A | 3,991 | 2.96 | 244 | | | |
| Quebradillas | Oxidos | Q-3B | 3,991 | 2.96 | 244 | | | |
| San Marcos | Oxidos | SM-1A | 5,437 | 2.43 | 277 | | | |
| | | | 137,051 | 2.65 | 275 | 0.00 | 0.00 | 1,232,385 |
| PROVEN RESERVES SULFIDES (4) | | | | | | | | |
| Rosarios | Sulfuros | LR-1E | 8,235 | 2.18 | 270 | | | |
| Rosarios | Sulfuros | LR-2E | 18,096 | 3.10 | 259 | | | |
| Rosarios | Sulfuros | LR-3E | 13,444 | 2.34 | 273 | | | |
| Rosarios | Sulfuros | LR-4E | 1,096 | 2.00 | 337 | | | |
| Rosarios | Sulfuros | LR-5E | 5,851 | 2.02 | 376 | | | |
| Rosarios | Sulfuros | LR-7E | 8,360 | 2.36 | 251 | | | |
| Rosarios | Sulfuros | LR-8E | 1,091 | 2.00 | 334 | | | |
| Rosarios | Sulfuros | LR-1F | 19,534 | 2.89 | 239 | 0.81 | 0.70 | |
| Rosarios | sulfuros | LR-2F | 19,109 | 2.89 | 239 | 0.81 | 0.70 | |
| Rosarios | Sulfuros | LR-G1 | 3,088 | 2.61 | 320 | | | |
| Rosarios | Sulfuros | LR-G2 | 10,463 | 3.11 | 597 | | | |
| Rosarios | Sulfuros | LR-G3 | 5,476 | 2.18 | 310 | | | |
| Rosarios | Sulfuros | LR-G4 | 14,438 | 5.34 | 480 | | | |
| Rosarios | Sulfuros | LR-G5 | 6,353 | 3.17 | 390 | | | |
| Rosarios/La Blanca | Sulfides | LB-170 | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| Rosarios/La Blanca | Sulfides | LB-173 | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| La Blanca | Sulfuros | LB-170 | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| La Blanca | Sulfuros | LB-173 | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| | | | 139,293 | 2.98 | 331 | 0.35 | 0.22 | 1,575,792 |
| PROBABLE RESERVES OXIDES (3) | | | | | | | | |
| Mine | Ore Type | Block | Metric Tonnes | Width m | Ag g/tonne | Pb % | Zn % | |
| Rosarios | Oxidos | LR-2D | 12,157 | 2.32 | 305 | | | |
| Rosarios | Oxidos | LR-G6 | 14,799 | 5.34 | 480 | | | |
| Rosarios | Oxidos | LR-G7 | 6,353 | 3.17 | 390 | | | |
| Rosarios/La Blanca | Oxides | LB-171-B | 2,123 | 3.25 | 303 | | | |
| Rosarios/La Blanca | Oxides | LB-174-B | 2,123 | 3.25 | 303 | | | |
| La Rosa | Oxidos | LR-3B | 26,737 | 2.51 | 258 | | | |
| La Rosa | Oxidos | LR-3C | 12,280 | 2.60 | 272 | | | |
| La Blanca | Oxides | LB-171-B | 2,123 | 3.25 | 303 | | | |
| La Blanca | Oxides | LB-174-B | 2,123 | 3.25 | 303 | | | |
| Quebradillas | Oxidos | Q-3C | 3,991 | 2.60 | 244 | | | |
| | | | 84,807 | 3.12 | 319 | 0.00 | 0.00 | 884,126 |
| PROBABLE RESERVES SULFIDES (4) | | | | | | | | |
| Rosarios | sulfuros | LR-9E | 5,851 | 2.02 | 259 | | | |
| Rosarios | sulfuros | LR-11E | 6,983 | 2.36 | 251 | | | |
| Rosarios | sulfuros | LR-12E | 5,260 | 2.00 | 334 | | | |
| Rosarios | sulfuros | LR-2F | 19,109 | 2.89 | 239 | 0.81 | 0.70 | |
| Rosarios/La Blanca | Sulfides | LB-170-B | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| Rosarios/La Blanca | Sulfides | LB-173-B | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| La Blanca | Sulfuros | LB-170-B | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| La Blanca | Sulfuros | LB-173-B | 1,165 | 2.55 | 634 | 3.90 | 0.63 | |
| | | | 41,862 | 2.53 | 300 | 0.80 | 0.39 | 431,117 |
| TOTAL PROVEN AND PROBABLE RESERVES | | | | | | | | (3, 4) |
| OXIDES | | | 221,858 | 2.74 | 277 | 0 | 0 | 2,009,526 |
| SULFIDES | | | 181,156 | 2.34 | 263 | 0.38 | 0.21 | 1,651,201 |
| OXIDES PLUS SULFIDES | | | 403,014 | 2.56 | 271 | 0.20 | 0.13 | 3,660,727 |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalents based on sales. Prices used for evaluation: Ag - $10/oz; Au - $570/oz; Pb - $0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec. X Payable Au X Au price.
(4) Sulfides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X2204/100) X 0.70 X 0.85 X $0.50 = $6.61/tonne.
(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered.
(6) Reserves and resources in this report are exclusive of each other.


NW
LOOKING NE
SE
SECTION 3N-3N'
SECTION 2N-2N'
SECTION 1N-1N'
SECTION 1NA-1NA'
SECTION 0-0'
SECTION 1A-1A'
SECTION 1-1'
SECTION 2-2'
SECTION 3-3'
SECTION 4-4'
SECTION 5-5'
SECTION 6-6'
2100 masl
2050
2000
1950
1900
1850
SHAFT
GENERAL RAMP
C/P VENT.
RPA GRAL
RPA 8945
RPA 8947
RPA 8951
RPA 8887
ORE SHOOT 1 SAN MARCOS
BLOCK SM-05
BLOCK SM-03
Bno. SM-12
Suspendido por obas mineras
Bno. SM-01
Bno. SM-02
Bno. SM-08
Bno. SM-07
Bno. SM-22
Bno. SM-23
Bno. SM-21
Bno. SM-20
Bno. SM-14
Bno. SM-24
Bno. SM-25
Bno. SM-26
Bno. SM-27
Bno. SM-29
SMI-01
SMI-02
SMI-03
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
DDH Finished
DDH Finished (values less than 100 g/t)
DDH in process
DDH Programmed
SCALE
METERS
Prepared by
pincock, allen & holt
Phone (303) 986-6950
Drawing Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
Project No.
70567
FIGURE 19-1
SAN MARCOS MINE
RESERVE / RESOURCE BLOCKS
Date of Issue
Jun/2007
Drawing Name
Fig19-1.dwg


SURFACE
V-1A
Q-3A
LEVEL 1
MASL
ELEV 2100
QUEBRADILLA MINE
V-1B
Q-3B
ELEV 2100
EL RECUERDO
LEVEL 2
V-1C
Q-3C
EL RECUERDO
VIBORAS RAMP
LEVEL 3
ELEV 2000
ELEV 2000
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
DDH Finished
DDH Finished (values less than 100 g/t)
DDH In process
DDH Programmed
SCALE
0
10
20
40
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
FIGURE 19-2
QUEBRADILLAS MINE
ESERVE / RESOURCE BLOCKS
Date of Issue
Jun/2007
Drawing Name
-2.dwg

## 19.5 *Resource Estimation*

Resource calculations by FMRM at La Parrilla are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of reserves for the measured resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource Block boundaries along mineralized structures, and another 20m beyond the blocks' width. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and on the ore shoots projections and they may reach 200m in length as in the Rosarios mine.

La Parrilla mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves.

The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade and from the adjacent Reserve Blocks, and sampling in mine workings and drill holes located within the block area.

Since FMRM is in the process of fully recognizing La Parrilla area, identifying Reserve and Resource Blocks indicated by previous operators, and exploring additional areas, the estimated mineral resources are considered conservative, since only adjacent blocks are projected from the Reserve Blocks. Mineralization within the metasomatic zone in the contact between the intrusive stock and the carbonaceous Cuesta del Cura Formation has shown high probability of occurrence as Skarn deposits.

Additional geologic potential exists within La Parrilla's area to investigate targets that may result in significant resource development for La Parrilla. Direct exploration of the geophysical anomaly areas may result in significant target zones for further exploration. Previous investigations by now Grupo México have also indicated IP anomalies, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the La Parrilla holdings are the following:

- San José mine
- Sacramento
- Cerro Santiago
- Stockwork zone to the East of Quebradillas
- Las Víboras
- San Marqueña
- Mina Los Perros
- Color anomaly to the West of San José de la Parrilla
- La Protectora, etc.

Additional Inferred Resources have been projected in the Rosarios and San Marcos zones.

PAH has excluded from the Reserve / Resource base the zinc mineralization, which may represent a significant value for La Parrilla operation, due to the fact that no zinc flotation circuit was active during our site visit. It is our understanding that the flotation circuit to produce and recuperate zinc concentrates is now being activated by FMRM; however, no results are available at this time to estimate parameters such as recovery rates, etc. for economic considerations. In the current resource grade estimates the zinc has been only indicated as part of the block's grade, but not included in the value or silver equivalent calculation.

La Parrilla estimate of Indicated Resource Blocks as reviewed by PAH, is shown in Table 19-5. No Measured Resources have been estimated by La Parrilla, since most of the resources are defined by diamond drilling. The Indicated silver Resources, including oxides and sulfides mineralization, consist of 1.1 million tonnes averaging 358 grams per tonne silver, for a total content of 13,169,500 ounces of silver equivalent net of gold credit for oxides and lead for sulfides. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is net of gold credit in oxides, at 5 g/tonne Ag, and net of lead credit for sulfides, at 20.6 g/tonne Ag. This estimate is based on the following prices: Ag - $10/oz, Au - $570/oz and Pb - $0.50 / lb.

Table 19-6 shows the Indicated Resource and the Inferred Resource Estimate for La Parrilla. PAH notes that these resources are in addition to the previously reported Reserve.

La Parrilla has estimated additional silver resources at a distance beyond the Proven and Probable Reserves. These additional resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other Reserve or Resource categories. PAH considers these additional resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on widely-spaced drill holes, surface sampling or old surface workings. These resources are presented by La Parrilla as Inferred Resources.

The Inferred Resources need considerable grade and tonnage information before they can be "proved up" to "mineable Reserves." To date, Los Rosarios system at La Parrilla has demonstrated a continuity along about 2.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future, resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred Resources for La Parrilla are presented in the lower portion of Table 19-6.

TABLE 19-6
First Majestic Silver Crop.
First Majestic Resources México, S.A. de C.V.
La Parrilla Silver Mine
Resources Estimated at May 31, 2007 (1,5,6).

| Mine | Ore Type | Block / Drill | Metric Tonnes | Width m | Au g/tonne | Ag g/tonne | Pb % | Zn % | Contained Silver Eq. Ounces (2) |
|---|---|---|---|---|---|---|---|---|---|
| **INDICATED RESOURCES OXIDES (3)** | | | | | | | | | |
| La Rosa | Oxides | BNO LR1 | 8,431 | 4.37 | 0.08 | 237 | | | |
| La Rosa | Oxides | BNO LR2* | 17,867 | 3.70 | 0.11 | 652 | | | |
| La Rosa | Oxides | BNO LR7* | 13,219 | 2.14 | 0.05 | 423 | | | |
| La Rosa | Oxides | BNO LR10 | 9,815 | 2.15 | 0.05 | 281 | | | |
| La Rosa | Oxides | BNO LR 26 | 75,411 | 9.31 | 0.13 | 576 | | | |
| La Rosa | Oxides | BNO LR27 | 22,950 | 3.40 | 0.11 | 378 | | | |
| La Rosa | Oxides | BNO LR 28 | 25,043 | 3.71 | 0.07 | 1,267 | | | |
| La Rosa | Oxides | BNO LR 31 | 16,807 | 2.49 | 0.15 | 218 | | | |
| San Marcos | Oxides | BLOCK SM - 03 | 21,600 | 3.20 | 0.40 | 584 | | | |
| San Marcos | Oxides | BLOCK SM - 04 | 16,211 | 2.40 | 0.00 | 255 | | | |
| San Marcos | Oxides | BLOCK SM - 06 | 17,032 | 2.52 | 0.17 | 879 | | | |
| San Marcos | Oxides | BLOCK SM - 15 | 13,473 | 2.00 | 0.11 | 245 | | | |
| San Marcos | Oxides | BLOCK SM - 15 A | 19,131 | 2.80 | 0.20 | 313 | | | |
| San Marcos | Oxides | BLOCK SM - 17 | 16,592 | 2.30 | 1.50 | 406 | | | |
| San Marcos | Oxides | BLOCK SM - 17 A | 16,547 | 2.45 | 0.03 | 262 | | | |
| San Marcos | Oxides | BLOK SM 18 | 34,200 | 5.02 | 0.18 | 311 | | | |
| | | | 344,329 | 4.50 | 0.20 | 500 | 0.00 | 0.00 | 5,592,004 |
| **INDICATED RESOURCES SULFIDES (4)** | | | | | | | | | |
| Los Rosarios | Sulfides | BNO RO-01 | 16,587 | 2.46 | 0.48 | 228 | 0.37 | 1.87 | |
| Los Rosarios | Sulfides | BNO RO-03 | 40,095 | 5.94 | 0.22 | 379 | 1.25 | 0.85 | |
| Los Rosarios | Sulfides | BNO RO-04 | 23,152 | 3.40 | 0.00 | 184 | 1.20 | 0.10 | |
| Los Rosarios | Sulfides | BNO RO 08 | 16,942 | 2.50 | 0.20 | 229 | 0.40 | 0.70 | |
| Los Rosarios | Sulfides | BNO RO 09 | 18,563 | 2.75 | 0.18 | 378 | 0.70 | 0.49 | |
| Los Rosarios | Sulfides | BNO RO 12 | 18,765 | 2.78 | 0.57 | 384 | 1.26 | 0.11 | |
| Los Rosarios | Sulfides | BNO RO 15 | 23,828 | 3.53 | 0.33 | 213 | 0.60 | 0.26 | |
| Los Rosarios | Sulfides | BNO RO 16 | 18,635 | 2.03 | 0.09 | 1,609 | 8.47 | 0.09 | |
| Los Rosarios | Sulfides | BNO RO 18 | 110,498 | 16.37 | 0.09 | 224 | 3.09 | 2.56 | |
| Los Rosarios | Sulfides | BNO RO 20 | 14,040 | 2.08 | 0.09 | 345 | 0.45 | 0.06 | |
| Los Rosarios | Sulfides | BNO RO 26 | 85,725 | 12.70 | 0.18 | 274 | 1.15 | 0.09 | |
| Los Rosarios | Sulfides | BNO RO 27 A | 31,374 | 4.15 | 0.19 | 466 | 0.21 | 0.05 | |
| Los Rosarios | Sulfides | BNO RO 28 | 58,680 | 8.69 | 0.08 | 273 | 0.74 | 0.46 | |
| Los Rosarios | Sulfides | BNO RO 29 | 58,828 | 7.34 | 0.14 | 366 | 2.28 | 2.05 | |
| Los Rosarios | Sulfides | BNO RO 31 | 17,917 | 2.37 | 0.00 | 254 | 0.70 | 1.40 | |
| Los Rosarios | Sulfides | BNO RO 33 | 33,956 | 4.49 | 0.12 | 180 | 1.37 | 1.03 | |
| La Blanca | Sulfides | LB-12 T1 | 16,300 | 2.41 | 0.66 | 70 | 7.36 | 1.70 | |
| La Blanca | Sulfides | LB-13 T3 | 9,128 | 2.00 | 0.02 | 98 | 5.77 | 5.90 | |
| La Blanca | Sulfuros | LB- 01 | 56,862 | 8.42 | 0.04 | 170 | 1.89 | 0.82 | |
| La Blanca | Sulfuros | LB-13 | 41,402 | 6.13 | 0.15 | 212 | 3.32 | 2.36 | |
| La Blanca | Sulfuros | LB-14 T1 | 17,604 | 2.61 | 0.04 | 186 | 2.40 | 1.11 | |
| La Blanca | Sulfuros | LB-14T2 | 22,494 | 3.33 | 0.32 | 184 | 2.21 | 1.72 | |
| | | | 751,374 | 7.63 | 0.16 | 293 | 1.99 | 1.18 | 7,577,489 |
| **Total Indicated Resources Oxides plus Sulfides** | | | 1,095,703 | 6.64 | 0.17 | 358 | 1.37 | 0.81 | 13,169,493 |
| **INFERRED RESOURCES OXIDES (3)** | | | | | | | | | |
| Los Rosarios | Oxidos | LRI-01 | 691,506 | 3.65 | 0.09 | 351 | | | |
| Los Rosarios | Oxidos | LRI-05 | 171,735 | 1.65 | 0.04 | 207 | | | |
| San Marcos | Oxides | SMI-01 | 29,525 | 1.35 | 0.00 | 1,386 | | | |
| San Marcos | Oxides | SMI-02 | 137,823 | 2.28 | 0.04 | 266 | | | |
| San Marcos | Oxides | SMI-03 | 328,169 | 3.06 | 0.42 | 408 | | | |
| | | | 1,358,758 | 3.07 | 0.16 | 360 | 0.00 | 0.00 | 15,960,044 |
| **INFERRED RESOURCES SULFIDES (4)** | | | | | | | | | |
| **Area** | **Ore Type** | **Block / Drill** | **Metric Tonnes** | **Ancho m** | **Au g/tonne** | **Ag g/tonne** | **Pb %** | **Zn %** | |
| Los Rosarios | Sufides | LRI-02 | 640,496 | 3.86 | 0.14 | 244 | 0.99 | 0.55 | |
| Los Rosarios | Sufides | LRI-03 | 1,041,268 | 4.15 | 0.15 | 215 | 0.46 | 1.70 | |
| Los Rosarios | Sufides | LRI-04 | 1,068,769 | 3.69 | 0.13 | 168 | 2.41 | 2.40 | |
| | | | 2,750,533 | 3.90 | 0.14 | 204 | 1.34 | 1.70 | 19,824,449 |
| **Total Inferred Resources Oxides plus Sulfides** | | | 4,109,291 | 3.63 | 0.15 | 255 | 0.90 | 1.14 | 35,784,493 |

(1) Estimates by First Majestic Resources México, reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2) Silver equivalente based on sales. Prices used for evaluation: Ag - $10/oz; Au - $570/oz; Pb - $0.50/lb.
(3) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec. X Payable Au X Au price.
(4) Sulfides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X2204/100) X 0.70 X 0.85 X $0.50 = $6.61/tonne.
(5) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered.
(6) Reserves and resources in this report are exclusive of each other.

## 19.6 *Conclusion*

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by La Parrilla were reviewed by PAH and constitute part of an operation by FMRM, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

## 20.0 OTHER RELEVANT DATA AND INFORMATION

La Parrilla mine has been in operation intermittently since the sixteenth century, when many of the mining districts in the region were discovered, such as Zacatecas, Fresnillo, San Martín/Sabinas/ Tocayos near Sombrerete, Cerro del Mercado, etc. Silver production from Los Rosarios, San Marcos and San José mines until 1960, presented in unpublished report by ASARCO, was an estimated total production of about 700,000 tonnes of ore at an average grade of 395 g/tonne Ag, 2.5 % Pb and 2.3 % Zn. This represents 8.9 million ounces of silver, 38.6 million pounds of lead and 35.5 million pounds of zinc.

Mineralization at Los Rosarios System, which includes the mines of Rosarios, La Rosa, La Blanca and San José, consists of a vein system that has been partially developed to depths of less than 250m at Ore Shoot 1 of the Rosarios area, while at other mines of similar geologic environments within the region, such as the San Martín/Sabinas and La Colorada mines, the ore deposits have been developed to depths greater than 600m to 800m.

FMRM underground development has identified numerous exploration targets. One immediate target for exploration is the intersection zone between the Los Rosarios system and the San Marcos vein.

FMRM's recent acquisition of mining concessions owned by Grupo México within the La Parrilla area includes highly promising prospecting areas that may increase FMRM's resource/reserve base. FMRM is developing exploration programs through drilling and underground workings to validate Grupo México's reported historical resources and reserves for Quebradillas and other areas within the concessions.

In PAH's opinion numerous outcropping mineralized structures and alteration zones within La Parrilla area still remain to be explored.

## 21.0 INTERPRETATION AND CONCLUSIONS

La Parrilla is a typical Mexican mining district developed by Prospectors (Gambusinos) into a small to medium scale mining operation. Typically, no exploration investigations were carried out in these mining districts, other than follow up the mineralized structures. Development of these mines was based in accordance to metal's prices or other issues.

Modern exploration investigations within these old mining districts often result in discovery of significant mineral deposits, as was the case in Guanajuato, Fresnillo, Cananea, etc.

FMRM exploration programs are based on investigating old mining districts; therefore, its rate of success for discovering new mineral deposits has resulted in a higher-than-average rate of success.

La Parrilla mining district consists of a mineralized region where a plutonic intrusive in contact with carbonaceous sedimentary rocks, in addition to subsequent hydrothermal mineralizing events, have originated adequate geologic conditions and mineral deposition creating numerous mineral deposits within the district. These mineral deposits occur associated or enclosed by the regional intrusive stock, stockwork zones, breccia zones and vein structures. Similar geologic conditions exist at San Martín / Sabinas, near Sombrerete; at Fresnillo; at Zacatecas; at Chalchihuites; at Concepción del Oro, and at Peñasquito mining districts, all within the State of Zacatecas, México.

Partial records of historic production at La Parrilla indicate a total of approximately 700,000 tonnes containing about 8.9 million ounces of silver, about 38.5 million pounds of lead, and about 35.6 million pounds of zinc. This recorded production was primarily extracted from the Los Rosarios System, including the Rosarios, La Rosa and San José mines, and from the San Marcos vein.

Current exploration studies by FMRM and previous operators in the area have indicated significant geologic potential within La Parrilla mining district, along and to depth of the Los Rosarios System (La Blanca, La Rosa, Rosarios, San José); along and to depth of the San Marcos vein system; at the Quebradillas – Las Víboras zone; at Vacas mine; as well as at numerous geophysical magnetic and IP anomalies. FMRM is planning to carry out an aggressive exploration program for the following several years to investigate the district's numerous exploration targets.

FMRM is integrating the old mining workings into a new underground mine that includes ramps of access to the production zones, crosscuts and drifts that incorporate development into accessible and more productive blocks of mineralization for mining by the cut-and-fill method. Mine preparation requires of a lengthy program of workings based on sound planning. This mine preparation eventually leads to a more efficient operation, at lower operating costs and predictable production schedule.

FMRM has initiated programs to upgrade processing facilities by replacing some parts or pieces of equipment of the cyanidation plant, such as one of the filters and crushing system. These upgrades should result in operating at scheduled capacity with more effective operation that should result in

consistent processing and recoveries. Adjacent to the cyanidation plant a new flotation circuit was built to process primary sulfides mineralization, since some of the mines are reaching the transition zone where oxidized and sulfides minerals are extracted. La Parrilla two processing circuits may be capable of processing the ores produced from the La Parrilla' different mines.

FMRM exploration and development efforts and investments at La Parrilla have resulted in estimated Reserves and Resources for La Parrilla as of May 31, 2007 containing 3.66 million ounces of silver equivalent in Proven and Probable Reserves; 13.2 million ounces in Indicated Resources; and 35.8 million ounces in Inferred Resources.

FMRM has initiated training and support of educational programs to attract experienced personnel and in preparation for the future. These programs include coordination and support to nearby communities as part of social responsibilities.

Increased mining and processing capacity at La Parrilla requires additional funding provided by FMS with continued support, until the mining operation reaches self supporting positive cash flow production.

La Parrilla estimated Resource / Reserve base for this period represents an important step towards consolidating the mining operation under a solid scenario of mineable Reserves for the following fiscal operating periods. This step also represents a base for further reserves increment through exploration and development.

In PAH's opinion FMRM's operation at La Parrilla is being conducted with sound engineering practices and acceptable methods of general application within the World mining industry; therefore PAH believes that the exploration, mining and processing methods applied by FMRM at La Parrilla are acceptable in accordance with good engineering practices.

## 22.0 RECOMMENDATIONS

La Parrilla represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals. No significant exploration programs were generally carried out in these districts. Historical records and estimates by surveying of old stopes show production from La Parrilla mines of 10.00 million ounces silver, 46.7 million pounds lead and 38.4 million pounds zinc prior to FMRM operations.

FMRM has considered a significant budget for investment in exploration at La Parrilla. These programs of exploration appear to have already shown positive results by indicating an important Resource / Reserve base for the mine. PAH highly recommends to continue with these programs in the Los Rosarios System, San Marcos and Quebradillas areas. FMRM has estimated an expenditure of $2.5 Million for the second semester of 2007. In PAH's opinion, this investment represents a reasonable budget for exploration of targets that show geologic potential and highly promising evidences of mineral concentrations.

The FMRM exploration program includes geophysical investigations by magnetic and IP surveying (86km) at an estimated budget of $50,000. It also includes geochemical investigations (1,600 samples) at an estimated cost of $75,000. Diamond drilling from surface and underground sites (total 101 drill holes) is estimated at $1.9 M. The program also includes underground drifting and crosscuts and preparation and access for drill sites, for a total development of about 1,500m at an estimated cost of $475,000. PAH agrees with implementation of this exploration program and the cited estimated expenditures, since positive results may develop additional resources.

PAH recommends that geochemical investigations from drilling samples to be carried out. This may include core sampling of the different rock formations, other than mineralized zones. The intention would be to apply geochemical investigations by rock formations and establish a database that may aid in interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The Database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements. An estimated budget for these investigations may include about 1,500 samples at an estimated cost of $75,000, which would be included in the drilling budget.

In PAH's opinion La Parrilla programmed capital expenditures for the second semester of 2007, for a total of $2.5 Million are scheduled to improve the operation and through a successful exploration program, increase the mine's Reserves and Resources and therefore the mine life.

Other recommendations by PAH related to operating practices, for which no budget can be estimated, are the following:

- La Parrilla's operators must address the large discrepancies between the milled grades of both oxide and sulfide ore versus the average Reserve and Resource grades. The head grade problems are

mainly due to the contract miners extracting more dilution than necessary. PAH recommends that mine geologists and mining engineers develop and execute stricter grade control procedures in all the operations.

- The mine operating costs are too high, given the highly mechanized operations in La Parrilla mines. The costs are mainly due to the inefficient contractors, who are using very old and, sometimes, worn-out equipment. First Majestic is purchasing their own new equipment, and PAH believes that the equipment should be assigned to company personnel instead of to the contractors. Over the near term, the high-cost contractors should be gradually phased out.

- Ground control in the mines requires more attention. Scaling and installation of rock bolts with or without strapping and/or wire mesh was deficient in some areas. PAH recommends that mine management and supervision pay closer attention to ground control and adopt a more conservative approach to the installation of ground control fixtures.

Details of recommended investments are presented in Table 22-1.

**TABLE 22-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Resource México, S.A. de C.V.**
**La Parrilla Silver Mine**
**2007 Projected Capital Expenditures**

| | Current 2007 | 2008 |
|---|---|---|
| | US $ | US $ |
| Exploration and geology | 1,000 | 948 |
| Mines | 4,928 | 150 |
| Mill and Plant | 3,200 | 100 |
| Infrastructure | 1,191 | 0 |
| Inventory and working capital | 284 | 0 |
| Miscellaneous | 314 | 0 |
| **Total investments** | **10,917** | **1,198** |

## 23.0 REFERENCES


- Resource and Reserve Estimates by First Majestic Silver México for La Parrilla mine. Prepared by FMRM staff and reviewed by PAH. June 2007.

- La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.

- Property Risk Control Survey Report, First Majestic Resource Corp. La Parrilla Silver Mine, San José de la Parrilla, Durango, México. Prepared by Marsh a MMC (Marsh & McLennan Companies, Guy Visón, P. Eng. December 19, 2006.

- Legal Opinion – First Majestic Resources México, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 10, 2007.

- Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.

- Information provided by First Majestic Resources México as owner and operator of La Parrilla mine, including data from 2006 to May 2007.

- Information provided by FMRM on concession titles on behalf of the La Parrilla mineing operation, as follows:

  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the "Licencia Ambiental Unica No. LAU-10/016-2005" dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, in registration No. "FMR141001611" dated April 17, 2006.

  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam "Parrilla II". Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.

  - State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006.

  - Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances. Dated March 1, 2005.



- PAH observations on site visits during the periods of June 20-25, 2006; April 13–15 and May 15–18, 2007.

# 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Parrilla Silver Mine, Durango State, Mexico dated July 24, 2007 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the La Parrilla, as part of a PAH team to audit the operation in 2006. As part of this study, I visited the project site from May 18 - 23, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in May 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 24th day of July 2007

*"Leonel López"*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

As an author of the report entitled "Technical Report for the La Parrilla Silver Mine, Durango State, Mexico" dated July 24, 2007 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 42 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of the ore processing and infrastructure paragraphs in Section 3.0, Executive Summary; Section 18, Mineral Processing and Metallurgical Testing; the paragraphs concerning ore processing in Section 21, Interpretation and Conclusions; Section

25.4, Metallurgy and Processing; Section 25.5, Infrastructure; Section 25.6, Tailings; and Section 25.7, Product Marketing.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 24th day of July 2007.

*"Richard Addison"*

Richard Addison, P.E., C. Eng., Eur. Ing.

# 25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

## 25.1 *Introduction*

La Parrilla Silver Mine is operated by First Majestic Resources México, S.A. de C.V. (FMRM), a wholly-owned subsidiary of Vancouver, Canada based First Majestic Silver Corp. (FMS). La Parrilla operation is located in the State of Durango about 75 km southeast of the city of Durango has been in production off and on since the Spanish conquest. FMRM acquired the property in early 2004 and commenced operations in July of that year. A research of old records from past producers indicates that since the early 1920's the total production from La Parilla area is about 700,000 tonnes of ore at an average grade of about 395 g/tonne Ag with minor values of gold, lead and zinc; little is known about early Spanish production, which was mainly derived from near surface oxide ores. Most of the ore extracted prior to 2006 was oxides and only silver and gold were recovered through leaching, and FMRM commenced operations utilizing a 180-tpd cyanide leach plant, constructed by previous operators.

In 2006, FMRM recognized that the tenor of the ore in the different veins of their La Parrilla operations was changing from oxides to primary sulfides as the mines were deepened. Consequently, the operators installed a flotation circuit in their mill and process plant for the recovery of silver, gold and lead values contained in primary sulfide ores. At the same time, the company expanded the capacity of the cyanide circuit to 400 tpd. The new 400-tpd flotation circuit was started up in the first quarter of 2007.

Currently, production from the plant consists of a silver-gold-lead concentrate, which is shipped to the Peñoles' smelter in Torreon, Coahuila for smelting and refining. In addition, crude bullion bars containing silver and gold values are produced at the mine. Bullion bars are also shipped to Torreon for refining. The 2006 production of silver equivalents was about 222,000 ounces (Table 25-9), and the silver equivalent production for the first 5 months of 2007 is about 204,200 ounces (Table 25-10). The operators plan to ramp up production throughout 2007 to produce about 1.16 million ounces of silver equivalents in 2007 and 1.54 million ounces per year for the next four years beginning in 2008.

## 25.2 *Mine Design and Production*

Mine design, recent production, mine equipment, anticipated mine capital expenditures and current and expected mine operating costs are described in this section of the report.

La Parrilla mine operations currently consist of three different small mines, La Rosa/Santa Rosa and La Blanca, San Marcos and Quebradillas. The Quebradillas project along with an extensive land package was acquired from Grupo Mexico, S.A. de C.V. during 2006, and FMR immediately commenced development and exploitation of the property in the third quarter of 2006.

The Mine Engineering department does mine planning and engineering, which is under the control of the Mine Superintendent. Currently a vacancy exists for the Planning Engineer, and the Mine Supervision

group is also doing the mine planning. The planning currently consists principally of day-to-day planning, and the lack of long-range development and production plans reflects the need to hire a Planning Engineer as soon as possible. The operators also do all rock mechanics and ventilation planning, and develop programs for remediation of problems in these areas.

The 2006 mine and mill production from La Parrilla mines was 221,995 equivalent ounces of silver from 55,680 tonnes of oxide ores. During 2007 the silver production through the first five months of the year totals 204,215 equivalent ounces from mining and milling 55,790 tonnes of oxides and sulfides. Oxide production in 2007 is slightly below budget (-14%), while sulfide production is 55 percent under budget. Sulfide production is under budget mainly because of startup difficulties in the new flotation section of the mill, which delayed sulfide production in the mine as well. Oxide production in the mill was also adversely affected by startup issues in the additions made to the cyanide recovery circuit. Mine production was about 65,700 tonnes for the first 5 months of 2007 about 11,700 tonnes were obtained from development and exploration work, while the rest was from stopes. The difference of approximately 10,000 tonnes between mine and mill production was stored on the mill patios, near the coarse ore bins. Stockpile inventories at the end of May 2007 totaled about 13,200 tonnes, which included about 3,200 tonnes from the inventories at the end of 2007; the split of oxide and sulfide ore inventories on May 31, 2007 was about 50:50. The mine production in tonnes only for 2007 is shown in Table 25-1.

**TABLE 25-1**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Mine Production for 2007 (5 Months) in Metric Tonnes**

| | OXIDES | | | SULFIDES | | | | |
|---|---|---|---|---|---|---|---|---|
| Month | Stopes | Development | Total Oxide Ore | Stopes | Development | Total Sulfide Ore | Total Ore Mined | Avg. Grade Mined (opt Ag) |
| January | 3953 | 2156 | 6,109 | 1766 | 0 | 1,766 | 7,875 | 157 |
| February | 6421 | 1344 | 7,764 | 647 | 803 | 1,450 | 9,214 | 171 |
| March | 9234 | 2089 | 11,323 | 3720 | 710 | 4,430 | 15,753 | 193 |
| April | 9654 | 2962 | 12,616 | 4227 | 451 | 4,677 | 17,293 | 236 |
| May | 6768 | 781 | 7,549 | 7518 | 518 | 8,036 | 15,585 | 149 |
| June | | | | | | | | |
| July | | | | | | | | |
| August | | | | | | | | |
| September | | | | | | | | |
| October | | | | | | | | |
| November | | | | | | | | |
| December | | | | | | | | |
| Totals | 36,029 | 9,332 | 45,361 | 17,877 | 2,482 | 20,359 | 65,720 | 186 |

The actual milled production during the first 5 months of 2007 totaled 55,793 tonnes at an average grade of 184 grams of silver per tonne. About 44,750 tonnes of oxide were processed, while 11,040 tonnes of sulfides were milled. The tonne and grades for both categories are below budgets, but these shortfalls are mainly due to startup of the new flotation plant and also the expanded cyanide circuit late in the first quarter. PAH believes that plant performance for both circuits will substantially improve in the coming months. The actual milled production with the respective ore grade from each category, oxide or sulfide, versus the 2007 budget is shown in Table 25-2.

TABLE 25-2
First Majestic Silver Crop.
First Majestic Resources México, S.A. de C.V.
La Parrilla Mine
*2007 Mine & mill Production, Actual vs Budget

| | OXIDES | | | | | | SULFIDES | | | | | | TOTALS | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Actual Production | | Budgeted Production | | Variances | | Actual Production | | Budgeted Production | | Variances | | Actual Production | | Budgeted Production | | Variances | |
| Month | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Oxides (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) |
| January | 7,263 | 153 | 11,200 | 195 | -3,937 | -42 | 667 | 196 | 5,600 | 225 | -4,933 | -29 | 7,930 | 157 | 16,800 | 205 | -8,670 | -48 |
| February | 8,310 | 173 | 11,200 | 196 | -1,890 | -23 | 472 | 134 | 6,210 | 255 | -5,738 | -121 | 9,782 | 171 | 17,410 | 217 | -7,628 | -46 |
| March | 9,436 | 214 | 11,200 | 198 | -1,764 | 16 | 3,705 | 141 | 7,560 | 278 | -3,855 | -137 | 13,141 | 193 | 18,760 | 230 | -5,619 | -37 |
| April | 9,438 | 238 | 11,200 | 191 | -1,762 | 16 | 1,210 | 223 | 8,120 | 276 | -6,910 | -53 | 10,648 | 236 | 19,320 | 227 | -8,672 | 10 |
| May | 9,306 | 187 | 11,200 | 191 | -1,894 | -4 | 4,986 | 113 | 8,538 | 197 | -3,552 | -84 | 14,292 | 181 | 19,738 | 194 | -5,446 | -32 |
| June | | | 10,360 | 179 | | | | | 6,300 | 290 | | | | | 16,660 | 221 | | |
| July | | | 10,570 | 230 | | | | | 9,436 | 259 | | | | | 20,006 | 244 | | |
| August | | | 10,570 | 229 | | | | | 9,436 | 259 | | | | | 20,006 | 259 | | |
| September | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 19,108 | 258 | | |
| October | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 20,006 | 247 | | |
| Novemeber | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 20,006 | 247 | | |
| December | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 20,006 | 247 | | |
| | | | | | | | | | | | | | | | | | | |
| Totals | 44,753 | 195 | 129,780 | 223 | -11,247 | -28 | 11,040 | 140 | 98,944 | 256 | -24,988 | -116 | 55,793 | 184 | 227,826 | 234 | -36,235 | -40 |

The production rates (based on 330 days per year) from the three mines are variable, but the goal is to produce about 240 tpd of oxide ore and 185 tpd of sulfide ore from Rosa/Rosario and La Blanca, 65 tpd of oxides from San Marcos and 65 tpd of oxides and 35 tpd of sulfides from Quebradillas. For the foreseeable future, it is expected that all sulfide production will be obtained from Rosa/Rosarios and La Blanca and that mainly oxides will be produced from San Marcos and Quebradillas. Rosa, Rosarios and La Blanca will continue to produce significant amounts of oxides in the next few years.

The mine operations are contracted to two different firms, who supply most of the equipment and manpower for mining and development. The ore and waste haulage from the mines to the ore bins or mill patios and waste dumps respectively is also contracted to private parties. The principal mining contractor for the Rosa/Rosarios and La Blanca operations is *MGA Contratista, S.A. de C.V.* of Guadalupe Victoria, Durango. The mining contractor assigned to the San Marcos and Quebradillas development and stoping is *Minas de San Rafael y Fanny, S.A. de C.V.* of Durango, Durango. The haulage contractors, Edgar Moreno, Gerardo Salas and Angel Calzada, are based in La Parrilla village.

The three mine operations have all been developed as trackless operations, utilizing rubber-tired, and diesel load-haul-dump (LHD) units for loading and hauling, and on-highway-type diesel dump trucks for hauling from the mines to the surface ore storage bins or to waste dumps. Most stope and development drilling is done with hand-held pneumatic jackleg drills. The mine operations are contracted to two different firms, who supply all the equipment and manpower for development and stoping. A third firm also contracts the ore and waste haulage from the mines, using the on-highway type rear-dump trucks.

The haulage contractors use on-highway type rear-dump trucks to haul material (ore or waste) from the Rosa/Rosarios and La Blanca mines to the mill ore bins or patios or to the berm construction of the new tailings impoundment or to waste dumps, respectively. The San Rafael y Fanny contractor hauls all ore from the Quebradillas mine to surface patios, where it is loaded onto third party contractor dump trucks for subsequent haulage to the mill bins or patios. At this time most mine waste in all the operations is used for stope backfill or for construction of the mill tailings dam berm, and very little waste is currently placed on surface waste dumps.

The near-vertical veins in the mines are exploited with the overhand cut and fill method, utilizing LHD equipment for loading and hauling. Stoping is largely accomplished with breast mining techniques, although some back stoping is done. Backfill mainly consists of waste from development and exploration headings. The minimum mining width is currently about 2.0 meters. A diagram of a vertical-longitudinal section of a typical overhand cut and fill stope in La Parrilla mines is shown in Figure 25-1.

Development and exploration headings, as well as stope cuts, are drilled with jackleg drills. Drift and ramp sizes are 4.0 X 4.0 meters for main haulageways, and secondary development and exploration headings are driven at 3.0 X 3.0 meters. Ramp gradients are seldom above 15 percent. Raising is largely done as bald-headed raises, driven conventionally from platforms installed on stulls; raises typically have a 1.5-X1.5 meter section. Some long ventilation raises, typically about 1.8 meters in diameter, are bored



UPPER DRIFT
ACCESS RAISE
FILL RAISE
MINERAL INSITU
FILL
ORE PASS
FILL
FILL RAISE
ACCESS RAISE
LOWER HAULAGE DRIFT
CHUTE
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
FIGURE 25-1
VERTICAL LONGITUDINAL SECTION of TYPICAL CUT and FILL STOPE, LA PARRILLA MINES
Date of Issue
Jun/2007
Drawing Name
-1.dwg

using outside contractors. Mine development advances are averaging about 500 meters per month in 2007. The monthly advances in exploration and development headings during 2007 are found in the table below:

**TABLE 25-3**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**2007 Exploration and Mine Preparation Advances (Lineal Meters)**

| Month | Exploration | Mine Preparation | Totals |
|---|---|---|---|
| January | 74 | 342 | 416 |
| February | 94 | 305 | 399 |
| March | 189 | 477 | 666 |
| April | 138 | 323 | 461 |
| May | 6 | 425 | 431 |
| June | | | |
| July | | | |
| August | | | |
| September | | | |
| October | | | |
| November | | | |
| December | | | |
| **Totals** | **501** | **1,872** | **2,373** |

Drifts and ramps require very little ground support, although the mines utilize some split-set bolts and at times also install wire mesh, with or without shotcrete. Stopes and raises are largely unsupported, and bolting is done very infrequently.

About 360 people currently (as of May 31, 2007) are working on La Parrilla Project. Some of these are temporary contractors, engaged in completion of the mill expansion, but mine and haulage contractors are on a semi-permanent basis. Including staff and other salaried personnel, there are about 118 company employees working at La Parrilla, and there are about 242 contract personnel assigned to the mine, surface haulage and surface construction and environmental studies. A summary of the manpower working at La Parrilla on May 31, 2007 is shown in Table 25-4:

The most common mine shift schedule is three 8-hour shifts per day, 7 days per week, and 330 days per year. However, some hourly contractor personnel are on 12-hr per day schedules and work 3 weeks on with one week off each 4-week period. Overall productivities in 2007 have been about 1.1 tonnes per man-shift (based on 8-hr shift); while mine productivity is about 2.2 tonnes per man-shift.

The five-year plan for La Parilla is for the production of 1.24 million equivalent ounces of silver in 2007, and 1.67 million equivalent ounces of silver in the period 2008 through 2011. The operator's forecast silver only production is 1.11 million ounces in 2007 and 1.45 million ounces per year in subsequent years. The difference is in by-product production of gold, lead and zinc. The zinc circuit in the new flotation section of the mill only started working in late June, and PAH has not considered zinc production as producing

**TABLE 25-4**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Manpower, Including Contractors (April 30,2007)**

| Department & Category | Hourly | Company Staff | Mine & Other Contractors | TOTALS |
|---|---|---|---|---|
| **SITE ADMINISTRATION** | | | | |
| General Manager | | 1 | | 1 |
| Safety & Environmental | | 7 | | 7 |
| Accounting | | 2 | | 2 |
| Warehouse | | 5 | | 5 |
| Purchasing | | 0 | | 0 |
| **Sub-Total** | | **15** | | **15** |
| **MINE** | | | | |
| Preparation & Development | | | 44 | 44 |
| Stoping | | | 34 | 34 |
| Mucking & Hauling | | | 29 | 29 |
| Hoistmen | | | 7 | 7 |
| Mechanical Maintenance | | | 27 | 27 |
| Other Services | | | 23 | 23 |
| Supervision | | | 22 | 22 |
| **Sub-Total** | | | **186** | **186** |
| **MILL & PROCESS** | | | | |
| Crushing | 7 | | | 7 |
| Grinding | 3 | | | 3 |
| Plant Operators | 11 | | | 11 |
| Bullion Smelter | 2 | | | 2 |
| Tailings | 1 | | | 1 |
| Mechanical Maintenance | 10 | | | 10 |
| Electrical Maintenance | 8 | | | 8 |
| Other Services | 2 | | | 2 |
| Supervision | | 13 | | 13 |
| **Sub-Totals** | **44** | **13** | | **57** |
| **ASSAY & METALLURGICAL LAB** | | | | |
| Sample Preparation | 5 | | | 5 |
| Assayers | | 3 | | 3 |
| Metallurgical Testing | | 1 | | 1 |
| **Sub-Totals** | **5** | **4** | | **9** |
| **GEOLOGY** | | | | |
| Exploration | 4 | | | 4 |
| Sampling | 8 | | | 8 |
| Supervision & Technical | | 5 | | 5 |
| **Sub-Totals** | **12** | **5** | | **17** |
| **ENGINEERING** | | | | |
| Engineers | | 0 | | 0 |
| Surveyors | | 5 | | 5 |
| **Sub-Total** | | **5** | | **5** |
| **MAINTENANCE & OTHER** | | | | |
| Surface Maintenance | 3 | | | 3 |
| Dining Hall | 2 | | | 2 |
| Watchman & Security | | 7 | | 7 |
| Social Work | | 1 | | 1 |
| Supervision | | 2 | | 2 |
| **Sub-Total** | **5** | **10** | | **15** |
| **OTHER SURFACE CONTRACTORS** | | | | |
| Surface Ore Haulage | | | | |
| Edgar Moreno | | | 4 | 4 |
| Angel Calzada | | | 2 | 2 |
| Civil Construction | | | | |
| L.V. Zuniga H. | | | 15 | 15 |
| Surface Diamond Drilling | | | | |
| CAUSA | | | 19 | 19 |
| Ventilation Boreholes | | | | |
| CAUSA | | | 7 | 7 |
| Environmental Monitoring | | | | |
| Favian Salas | | | 9 | 9 |
| **Sub-Total** | | | **56** | **56** |
| **TOTALS** | **66** | **52** | **242** | **360** |
| **Total Company** | **118** | | | |
| **Total Contractors** | | | **242** | |

any revenue for the operation in this report; it will be considered in future 43-101 reports, when the parameters of mill recoveries, smelter charges and penalties are better known, etc.

The planned production for La Parrilla operation for the five-year period, 2008 through 2012 is shown in Table 25-5:

**TABLE 25-5**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Five-Year Production Plan, 2007-2011.**

| | YEARS | | | | | |
|---|---|---|---|---|---|---|
| Concept | 2007 | 2008 | 2009 | 2010 | 2011 | Totals |
| **OXIDES** | | | | | | |
| **Tonnes Milled** | 132,000 | 132,000 | 132,000 | 132,000 | 132,000 | **660,000** |
| **Average Grades** | | | | | | |
| **g/tonne Ag** | 255 | 255 | 255 | 255 | 255 | **255** |
| **g/tonne Au** | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | **0.2** |
| **Process Recoveries & Payables** | | | | | | |
| **Ag-%** | 72.8 | 72.8 | 72.8 | 72.8 | 72.8 | **72.8** |
| **Au-%** | 69.0 | 69.0 | 69.0 | 69.0 | 69.0 | **69.0** |
| **Ounces Ag Production** | 787,400 | 787,400 | 787,400 | 787,400 | 787,400 | **3,937,000** |
| **Ounces Au Production** | 585 | 585 | 585 | 585 | 585 | **2,925** |
| **NSR VALUE Bullion Production ($)** | | | | | | |
| **Ag** | 7,874,000 | 7,874,000 | 7,874,000 | 7,874,000 | 7,874,000 | **$39,370,000** |
| **Au** | 307125 | 307,125 | 307,125 | 307,125 | 307,125 | **1,535,625** |
| **Sub-Total** | 8,181,125 | 8,181,125 | 8,181,125 | 8,181,125 | 8,181,125 | **$40,905,625** |
| **SULFIDES** | | | | | | |
| **Tonnes Milled** | 45,500 | 92,400 | 92,400 | 92,400 | 92,400 | **415,100** |
| **Average Grades** | | | | | | |
| **g/tonne Ag** | 285 | 285 | 285 | 285 | 285 | **285** |
| **g/tonne Au** | 1.0 | 1.0 | 1.0 | 1.0 | 1.0 | **1.0** |
| **% Pb** | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 | **1.50** |
| **%Zn** | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 | **1.50** |
| **Process Recoveries & Payables** | | | | | | |
| **Ag-%** | 78.5 | 78.5 | 78.5 | 78.5 | 78.5 | **78.5** |
| **Au-%** | 7.1 | 7.1 | 7.1 | 7.1 | 7.1 | **7.1** |
| **Pb-%** | 61.1 | 61.1 | 61.1 | 61.1 | 61.1 | **61.1** |
| **Zn-%** | 54.1 | 54.1 | 54.1 | 54.1 | 54.1 | **54.1** |
| **Ounces Ag Production** | 327,254 | 664,576 | 664,576 | 664,576 | 664,576 | **2,985,558** |
| **Ounces Au Production** | 104 | 212 | 212 | 212 | 212 | **952** |
| **Tonnes Pb Production** | 390 | 791 | 791 | 791 | 791 | **3,554** |
| **Tonnes Zn Production** | 370 | 750 | 750 | 750 | 750 | **3,370** |
| **NSR Value Conc. Production($)** | | | | | | |
| **Ag** | 3,272,540 | 6,645,760 | 6,645,760 | 6,645,760 | 6,645,760 | **$29,855,580** |
| **Au** | 53,900 | 109,430 | 109,430 | 109,430 | 109,430 | **491,620** |
| **Pb** | 428,450 | 870,080 | 870,080 | 870,080 | 870,080 | **3,908,770** |
| **Zn** | 429,500 | 872,250 | 872,250 | 872,250 | 872,250 | **3,918,500** |
| **Sub-Total** | 4,184,390 | 8,497,520 | 8,497,520 | 8,497,520 | 8,497,520 | **$38,174,470** |
| **NSR VALUE ALL PRODUCTION ($)** | | | | | | |
| **TOTAL** | $12,365,515 | $16,678,645 | $16,678,645 | $16,678,645 | $16,678,645 | **$79,080,095** |
| **Equivalent Ounces Ag** | **1,236,552** | **1,667,865** | **1,667,865** | **1,667,865** | **1,667,865** | **7,908,010** |

**Note - Metal prices*
*Ag $10.00 per ounce*
*Au $5.25 per ounce*
*Pb $1,100.00 per tonne*
*Zn $2,200.00 per tonne*

## 25.3 *Mine Equipment*

Most of the mine equipment used in the mine at La Parrilla is contractor supplied. The company has some of its own equipment, including recently purchased mobile mining equipment. The mines appear to be adequately equipped for the planned production rates, however much of the contractor equipment is very old and marginally maintained. It is noteworthy that the new company mine equipment, purchased at the beginning of 2007, is being loaned to the MGA contractor to expedite their work. The haulage contractors for surface haulage from both San Marcos and Quebradillas have their own, relatively new trucks as does the contractor who hauls ore and waste from the Rosa/Rosarios and La Blanca mine as well as on the surface. A summary of the major mine equipment, including contractor equipment is shown in Table 25-6:

**TABLE 25-6**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Major Mine Equipment, Including Contractors**

| Description of Unit | | | No. of Units | |
|---|---|---|---|---|
| **Minas de San Rafael y Fanny Eq** | **Make & Model** | **Size or Other** | **Company** | **Contractors** |
| Scooptram | | | | |
| Scooptram | Wagner ST-2, B-D | 2yd$^3$ | | 6 |
| Scooptram | Toro & Wagner ST 3.5 | 3.5yd$^3$ | | 3 |
| Mine Truck | Wagner St-6 | 6yd$^3$ | | 1 |
| Mine Truck | Elmac | 9-t | | 1 |
| Surface Dump Truck | EJC | 10-t | | 1 |
| Other Pickups, Light Trucks,SUV | International | 7m$^3$ | | 2 |
| Jackleg Drills | Various | N.A. | | 7 |
| Shotcrete Rigs | RNP | N.A. | | 16 |
| Mine Lamps w/ Racks | Red Loba, LA 8-4, LA 16-4 | N.A. | | 2 |
| Mine Fan | N.A. | N.A. | | 90 lamps + racks |
| Mine Compressors | 24-in., 30 hp | N.A. | | 1 |
| Mine Compressor | Atlas Copco | 250, 600 & 850 cfm | | 3 |
| Motor Generator | Ingersoll-Rand | 375 cfm | | 1 |
| Surface Maintenace Shop | Caterpillar | 3416 Engine | | 1 |
| | Misc. | N.A. | | 1 |
| **MGA Mine Equipment** | | | | |
| Scooptram | | | | |
| Scooptram | Jarvis Clark | 2yd$^3$ | | 1 |
| Scooptram | Wagner | 2yd$^3$ | | 1 |
| Jackleg Drills | Wagner | 2yd$^3$ | | 1 |
| Drift Pumps | RN-FIL-7 | N.A.. | | 7 |
| Concrete Mixer | Wilden | Air | | 4 |
| Mine Lamps w/ Charging Racks | N.A. | N.A.. | | 1 |
| | N.A. | N.A.. | | 65 |
| ***Company Mine Equipment** | | | | |
| Scooptrams | | | | |
| Scooptram | Toro 6 (new) | 3.5 and 4.5 yd$^3$ | 2 | |
| Scooptram | Jarvis Clark (?) | 1.5yd$^3$ | 1 | |
| Drill Jumbo | Jarvis Clark (?) | 0.5yd$^3$ | 1 | |
| Mine Compressors | Tamrock Axera (new) | 2-Boom, Electro-Hydraulic | 1 | |
| Mine Hoist | Ingersoll-Rand | 375 and 900 cfm | 2 | |
| Drift Pumps | N.A. | One-Drum, 100 hp | 1 | |
| Submersible Pumps | Wilden M-15 | Air | 2 | |
| Vertical Well Pump | Tsurumi | Electric, 15 hp | 2 | |
| Pickup | N.A. | Electyric, 40 hp | 1 | |
| | Dodge Ram 150 | N.A. | 1 | |

## 25.4 *Metallurgy and Processing*

The metallurgy of the different ore types milled and processed in La Parrilla plant is reviewed in this section. The plant processes are outlined and the current operating costs and capital investments in the plant are also discussed.

### 25.4.1 Metallurgy

The ore processed from the district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 65 percent of the silver in cyanide leaching, and about 65 percent for silver and 55 percent for lead in the flotation circuit. The recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit are expected to rise to 70 percent as modifications are made to the circuit and the operators become more skilled, however based on historic performance and metallurgical testing the expected recoveries at La Parrilla are in the range of 75 percent for silver and lead recoveries.

The valuable mineral in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the doré bars.

### 25.4.2 Mineral Processing Plant

Principal parameters for the ore processing plant, including doré refining costs and terms and concentrate freight, smelting, and refining (FSR) costs and terms are presented in Table 25-7. The recoveries shown are those anticipated by the time the plant has gone through the start-up phase, which is expected by the end of 2007. A flow diagram of the plant is provided in Figure 25-2 and a listing of the principal equipment is shown in Table 25-8. A general site map, which shows the existing and expanded tailings containments, is provided in Figure 6-1 and the layout of the ore processing plant is shown in Figure 3-2.

The original ore processing plant was a very small (180 tonne per day capacity) conventional cyanide leach mill that was built as a custom mill to serve small miners in the district by the since-discontinued Federal government agency, *Fomento Minero*. The plant was expanded in 2006 to process 400 tonnes per day each of both oxide and sulfide ore. The crushing circuit consists of two sequential multi-stages crushing circuits, the one mobile and the other stationary. The mobile system was brought into service in 2007 because of difficulties in getting adequate throughput with the original stationary equipment.

**TABLE 25-7**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parilla Mine**
**Ore Processing, 2007 Ore, Doré, and Concentrate Production**

| | | January | February | March | April | May | AVERAGE | |
|---|---|---|---|---|---|---|---|---|
| **OXIDE ORE PROCESSING** | | | | | | | | |
| Quantity Processed | tonnes | 7,263 | 9,310 | 9,436 | 9,438 | 9,306 | 8,951 | |
| Head Grade | | | | | | | | |
| Silver | grams/tonne | 153 | 173 | 214 | 238 | 187 | 193 | |
| Gold | grams/tonne | 0.13 | 0.13 | 0.23 | 0.15 | 0.12 | 0.15 | |
| Recovery | | | | | | | | |
| Silver | percent | 52 | 61 | 65 | 70 | 62 | 62 | |
| Gold | percent | 50 | 63 | 63 | 63 | 68 | 61 | |
| Doré Grade | | | | | | | | |
| Silver | grams/kg | 927 | 952 | 979 | 965 | 954 | 955 | |
| Gold | grams/kg | 1.1 | 0.7 | 1.0 | 0.7 | 0.7 | 0.8 | |
| Doré Quantity | kilograms | 661 | 1,024 | 1,359 | 1,337 | 1,039 | 1,084 | 1,121 |
| **SULFIDE ORE PROCESSING** | | | | | | | | |
| Quantity Processed | tonnes | 664 | 472 | 3,704 | 1,210 | 4,986 | 2,207 | |
| Head Grade | | | | | | | | |
| Silver | grams/tonne | 196 | 134 | 141 | 223 | 113 | 161 | |
| Lead | percent | 0.89 | 0.87 | 0.91 | 1.56 | 0.81 | 1.01 | |
| Recovery | | | | | | | | |
| Silver | percent | 57 | 65 | 57 | 64 | 62 | 61 | |
| Lead | percent | 69 | 51 | 41 | 66 | 46 | 55 | |
| Concentrate Grade | | | | | | | | |
| Silver | kg/tonne | 4.7 | 1.6 | 4.5 | 2.9 | 2.7 | 3.3 | |
| Lead | percent | 18 | 8 | 21 | 21 | 17 | 17 | |
| Concentrate Quantity | tonnes | 17 | 26 | 66 | 59 | 98 | 53 | 71 |
| **OPERATING COST** | | | | | | | | |
| Mill | $/tonne | 22.79 | 20.56 | 23.24 | 24.69 | 28.92 | 24.04 | |
| G&A | $/tonne | 6.64 | 6 | 7.78 | 7.19 | 6.27 | 6.78 | |

Both crushing systems consist of jaw and cone crushers, the mobile system consists of two stages in open circuit; the stationary system has three stages in closed circuit with a double-deck vibrating screen. The stationary circuit uses two cone crushers that operate in parallel, the one processing plus one-inch rock and the other plus 3/8-inch, minus one inch produced by the double-deck screen. Crushed product, minus 3/8-inch, is stored in bins and processed in two parallel grinding and ore processing circuits, one for oxide ore and the other for sulfide ore. Each circuit has a single mill closed with cyclones; both mills are of identical size.

In processing oxide ore, cyclone overflow goes to a grind thickener, the overflow of which is pregnant solution. Grind thickener underflow is pumped to a series of agitated leach tanks and then washed in a five-train CCD (counter-current decantation) thickener circuit. The first-stage CCD thickener overflow is used as mill solution; the last-stage thickener underflow goes to the tailing containment. An oxygen storage and feeding system was installed in 2006 to feed oxygen to the leach circuit to promote leaching.

Pregnant solution is processed in a Merrill-Crowe plant consisting of Butter's clarifying filters, a deaeration tower and two plate-and-frame presses. Precipitate is periodically removed from the presses, dried in an electric oven and smelted in a propane-fired crucible furnace. The doré bars produced contain about 0.1 percent gold, one percent lead, 0.5 percent copper, and 0.5 to 1.0 percent selenium.



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
70567
Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Mine
FIGURE 25-2
PLANT FLOW DIAGRAM
Date of Issue
Jun/2007
Drawing Name
Fig.25-2.cdr

**TABLE 25-8**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parilla Mine**
**Ore Processing, Principal Equipment List**

| Item | Size | Qty. | h.p. | Lead Flotation | | Zinc Flotation | |
|---|---|---|---|---|---|---|---|
| | | | | Qty. | h.p. | Qty. | h.p. |
| COMMINUTION CIRCUIT | | | | | | | |
| Ore Receiving Hoppers | | | | | | | |
| Oxide ore | 200 tonnes each | 4 | | | | | |
| Sulfide ore | 80 tonnes each | 3 | | | | | |
| Mobile Crushing System | | | | | | | |
| Jaw crusher | 28- x 42-inch | 1 | 150 | | | | |
| Cone crusher | HP-200 | 1 | 175 | | | | |
| Stationary Crushing System | | | | | | | |
| Jaw crusher | 22- x 32-inch | 1 | 50 | | | | |
| Cone crushers | | | | | | | |
| | 3-ft | 1 | 50 | | | | |
| | 4-1/4-ft | 1 | 150 | | | | |
| Vibrating Screen | 5- x 10-ft | 1 | 15 | | | | |
| Crushed Ore Bins | | | | | | | |
| Oxide ore | 800 tonnes | 1 | | | | | |
| Sulfide ore | 100 tonnes each | 4 | | | | | |
| Grinding Mills | 8-1/4- x 12 | | | 1 | 350 | 1 | 350 |
| Cyclone feed pumps | 6- x 6-inch | | | 2 | 20 | 2 | 20 |
| Cyclones | | | | 1 | | 1 | |
| CYANIDATION CIRCUIT | | | | | | | |
| Grind Thickener | 40-ft daim. | 1 | 3 | | | | |
| Leach Tanks | | | | | | | |
| No's 1 -3 | 19-1/2- x 17-ft | 3 | 30 | | | | |
| No's 4 & 5 | 16-1/2- x 16-1/2-ft | 2 | 30 | | | | |
| No's 6 - 11 | 13- x 13-ft | 6 | 15 | | | | |
| Air Compressors | | | | | | | |
| | rotary screw | 1 | 200 | | | | |
| | | 1 | 60 | | | | |
| CCD Thickeners | 24-1/2-ft dia | 4 | 5 | | | | |
| Butter's Filters | | 4 | | | | | |
| Pregnant Solution Tanks | | 3 | | | | | |
| Vacuum Pumps | | 2 | 50 | | | | |
| Precipitate Presses | | 3 | | | | | |
| Barren Solution Tanks | | 2 | | | | | |
| Crucible Furnace | | 1 | | | | | |
| Cyanide Tailings Thickener | | 1 | | | | | |
| FLOTATION CIRCUIT | | | | | | | |
| Conditioning Tank | | | | 1 | 15 | 1 | 15 |
| Rougher flotation | 300-ft$^3$ | | | 2 | 30 | 2 | 30 |
| Rougher scavenger flotation | tank-type | | | 1 | | 1 | |
| Cleaners (3-stages, 1-cell ea.) | tank-type | | | 3 | | 3 | |
| Concentrate Thickeners | | | | 1 | | 1 | |
| Concentrator Filter | drum, 4- x 6-ft | | | 1 | 25 | 1 | 25 |
| Vacuum Pump | | | | 1 | 50 | | |
| Flotation Tailings Thickener | | | | | | 1 | |

The oxide plant has been in operation for about two years, primarily processing ore from the La Parrilla mine, with small amounts from the Santa Rosa and San Marcos mines and old sulfide-ore tailings from the mill-site. The oxide ore milling rate is currently about 300 tonnes per day. Ore grade is about 200 grams of silver per tonne and the recovery is currently about 65 percent. Table 25-9 shows Ore processing, Prinicpal Parameters.

**TABLE 25-9**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parilla Mine**
**Ore Processing, Principal Parameters**

| Parameter | Units | Oxide | Sulfide | Combined |
|---|---|---|---|---|
| Plant Capacity | | | | |
| Annual | thousand tonnes/year | 140 | 140 | 280 |
| Daily | tonnes/day | 400 | 400 | 800 |
| Actual Throughput Rate | | | | |
| Annual | thousand tonnes/year | 100 | 25 | 125 |
| Daily | tonnes/day | 300 | 75 | 375 |
| Ore Grade | | | | |
| Silver | grams/tonne | 200 | 175 | |
| Gold | grams/tonne | 0.15 | | |
| Lead | percent | | 1 | |
| Recovery | | | | |
| Silver | percent | 70 | 70 | |
| Gold | percent | 70 | | |
| Lead | percent | | 70 | |
| Doré Grade | | | | |
| Silver | grams/kilograms | 960 | | |
| Gold | grams/kilograms | 1 | | |
| Concentrate Grade | | | | |
| Silver | kg/tonne | | 3.5 | |
| Lead | percent | | 20 | |
| Gold | grams/tonne | | 1 | |
| Doré Quantity | kg/year | 12,000 | | |
| Concentrate Quantity | dry tonnes/year | | 600 | |
| Plant Operating Cost | $/tonne ore | 23 | 21 | 22.6 |
| Doré & Concentrate FSR | | | | |
| Freight cost | doré: $/kg; conc. $/dry tonne | 4.70 | 16 | |
| Smelting cost | $/dry tonne | | 200 | |
| Arsenic penalty | $/dry tonne | | 20 | |
| Assaying and representation | doré: $/kg; conc.: $/dry tonne | 1.00 | | |
| Refining cost | | | | |
| Silver | $/payable kilogram | 7.00 | 7.50 | |
| Gold | $/payable gram | 0.20 | 0.26 | |
| Payables | | | | |
| Silver | percent | 99.5 | 95 | |
| Gold | percent | 99.5 | 95 | |
| Lead | percent | | 85 | |
| Price participation | | | | |
| Lead | % of lead price >$500/tonne | | 15 | |

The sulfide plant is designed to process lead/zinc ore to sequentially recover lead and zinc and the silver associated with both base metals. Both lead and zinc ore processing circuits are identical, each consisting of two rougher cells in series followed by a single rougher-scavenger cell and three stages of cleaning using one cell for each stage. Concentrate handling is also identical for each circuit, consisting of a thickener and drum filter. Currently only the lead circuit is in use since the ore currently processed contains little zinc. The sulfide circuit has been in operation for less than a year. The sulfide ore milling rate is currently about 75 tonnes per day. Ore grade is about 175 grams of silver per tonne and one percent lead; silver recovery is currently about 65 percent and lead recovery is currently about 55 percent.

Tailings from both the cyanide leach circuit and the flotation plant are combined and pumped to the expanded tailing containment. Reclaim solution from the tailing containment is pumped to the oxide ore CCD circuit where it is used as part of the wash solution.

## 25.5 *Infrastructure*

The infrastructure at La Parrilla is well established. The facility adjoins the local village making for convenient accommodation for the employees and contractors. Operations support facilities, located near the plant, consist of administrative offices, warehouse, maintenance shop, assay laboratory, metallurgical laboratory, mess, change houses, and two houses for senior personnel. There is also an explosive magazine on the site, set apart from other facilities.

Plant power supply was augmented in 2006 by the construction of a new line and substation to connect to one of the major CFE (*Comisión Federal de Elctricidad)* lines that run parallel to the Durango-Zacatecas road, which is about two kilometers from the mine. Total mill connected load is about two megawatts.

A line-powered electric well pump located seven kilometers from the mine in the adjoining valley supplies water. Water is also provided from a line-powered electric pump in the shaft of the Quebradilla mine located about two kilometers from the plant.

Diesel fuel is stored in a horizontal 20,000-liter tank in a concrete-walled basin at the site.

Fire protection is based on portable fire extinguishers located throughout the buildings. There is an ambulance on site for emergency use.

Offices are connected to the local phone system and to an Internet satellite system. Radios are used for local communication.

PAH considers the infrastructure adequate and acceptable.

## 25.6 *Tailings*

There are about one million tonnes of tailings from past operations in the existing tailings containment. The tailings form a wedge-shaped mass against the hillside adjoining the mill with the upper end at the upper elevation of the mill at the same elevation as the ground and the downhill end being about 15 meters above grade. The perimeter walls of the dam are raised by manually digging material from within the containment and building walls on the upstream side. There is little remaining capacity in the original containment. In 2006 the tailings was expanded by leasing land adjoining the existing tailing containment and building a starter dike using borrow material from within the dam area and also mine waste rock.

PAH considers the design and operation of the tailings containment acceptable.

## 25.7 *Product Marketing*

Two products are marketed by La Parrilla: doré metal and flotation concentrate. Both are shipped to the Mex-Met Peñoles smelter at Torreon which is 375 kilometers by road from the mine. The analysis of these products and the freight, smelting, and refining (FSR) terms are summarized in Table 25-9. The terms are standard for the industry. The doré is almost pure silver with very minor gold content; the flotation concentrate contains about 3.5 kilograms (110 ounces) per tonne of silver and about 20 percent lead.

## 25.8 *Environmental*

FMRM has applied for change of the terms permitted for operations at La Parrilla due to the expansion of processing and mining capacity. The authorization was granted on March 23, 2006 under the operating permit ("Permiso Unico Ambiental").

FMRM obtained Operating Permit (Cédula de Operación Annual) under requirements by SEMARNAP's regulations on February 19, 2007 (Ley General del Equilibrio Ecológico y Protección al Ambiente en Materia de Registro de Emisiones y Transferencia de Contaminantes).

FMRM presented to PROFEPA the fourth report on environmental audit, for the period of November 21, 2006 to February 20, 2007 (Cuarto Informe del Plan de Acción Resultante de la Auditoría Ambiental). This was presented on March 9, 2007.

In PAH's opinion La Parrilla operation is fully permitted for operating under environmental laws and regulations of México.

## 25.9 *Economic Analysis*

### 25.9.1 Capital Costs

In the past the Parrilla managers had expensed most mine, exploration and used equipment purchases. However, the company has instituted a new fiscal policy, and many items formerly expensed will now be capitalized. The anticipated 2007 expenditures are consistent with management's goal to continue increasing ore reserves and improve the overall efficiency and production of the present operation. Most of the capital expenditures estimated for 2007 are for the completion of the process plant expansion, mine development and exploration and for mobile mine equipment. A summary of the projected 2007 Capital Expenditures, and also for 2008 is shown in Table 25-6: The capital investments for subsequent years (2009 through 2011) are listed in the economic evaluation (Sec 25.9.3) of this report as sustaining capital.

All capital cost estimates are presented in fourth quarter 2006 U.S. dollars with no allowance for inflation or peso devaluation. PAH finds the capital investment estimates are reasonable and accurate for the spending requirements on the operations for the five-year period 2007 through 2011.

PAH considers the planned capital investments estimate to be conservative and reasonable, but considers that the sustaining capital costs for 2008 forward have been underestimated, primarily because the nature of underground mining requires continuing substantial on-going capital expenditures.

TABLE 25-10
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Mine
Projected Capital Expenditures for 2007 and 2008 ($000 US)

| Department | No. or Quantity | Description of Item(s) | Projected 2007 | Projected 2008 |
|---|---|---|---|---|
| **EXPLORATION & GEOLOGY** | | | | |
| Rosa/Rosarios & La Blanca | 800 m | U/G diamond drilling | $63 | $64 |
| Rosa/Rosarios & La Blanca, Quebradilla, Sacramento and La Cruz | 11,300 m | Surface diamond drilling | 881 | 882 |
| General | 1,600 m | Geochemical and geological studies | 56 | |
| Sub-Total | | | $1,000 | $946 |
| **MINES** | | | | |
| Rosa/Rosarios & La Blanca | 1 | 3.5 yd3 Scooptram (LHD) | $420 | 50 |
| Quebradilla | 2 | 10-t Mine trucks | 595 | |
| | 1 | 3.5 yd3 Scooptram (LHD) | 420 | |
| General-All Mines | Misc. | Mine fans-150,000 & 25,000 cfm | 150 | 50 |
| | 1 | Mine compressor | 405 | |
| | Misc. | Mine lamps & chargers | 33 | |
| | Misc. | Jackleg drills | 50 | 50 |
| | Misc. | Sump pumps | 20 | |
| | Misc | Pumps and piping for mine dewatering | 89 | |
| | 4,620 m | Drift, crosscut and ramp development, All mines | 2,079 | |
| | 505 m | Ventilation and other boreholes | 480 | |
| | Misc. | Misc. Mine Equipment | 107 | |
| | Misc. | Ore bins and ore haulage trucks | 80 | |
| Sub-Total | | | 4,928 | 150 |
| **MILL & PLANT** | | | | |
| Crushing Section | N.A. | Portable crushing plant, plant upgrades | 155 | 50 |
| | N.A. | Crushing conveyors & transfer tower, fine ore stockpile | 213 | |
| Grinding Section | N.A. | Complete mill expansion installations; engineering concrete, steel, instrumentation, electrical, mechanical | 707 | 50 |
| Cyanide Circuit | N.A. | Complete circuit additions, leaching, Merrill Crowe, reagents, Merill Crowel bldg, power, water, site prep. | 601 | |
| Flotation and Concentrate Handling | N.A. | Complete new flotation & concentrate section; flotation, conc. handling, reagents, mill bldg, power, water | 400 | |
| Tailings Impoundment Construction | N.A. | Construction of new tailings impoundment; contractor mob & demob, starter dam, under drains, diversion ditches & dams, ponds, tailings lines. | 1,124 | |
| Sub-Total | | | 3,200 | 100 |
| **INFRASTRUCTURE** | | | | |
| Improvements to Surface Infrastructure | N.A, | Site prep & roads, water & sewer systems, mine dry, met lab, service bldgs, offices, warehouse, surface vehicles, surface shops & tools, construction equipment, freight & duties. | 638 | |
| Electric Power Upgrades | N.A, | Complete main grid powerline, emergency generator, mill sub-stations & electrical, mine sub-stations & electrical. | 553 | |
| Sub-Total | | | 1,191 | 0 |
| **INVENTORY & WORKING CAPITAL** | | | | |
| | N.A. | Warehouse Inventory | 164 | |
| | N.A. | Working Capital | 120 | |
| Sub-Total | | | 284 | 0 |
| **MISCELLANEOUS** | | | | |
| Owner's Costs | N.A. | EPCM and construction management | 174 | |
| | N.A. | Environmental equipment | 40 | |
| | N.A. | Startup supplies & spares | 100 | |
| Sub-Total | | | 314 | 0 |
| **TOTALS** | | | $10,917 | $1,196 |

## 25.9.2 Operating Costs

La Parrilla site operating costs are based on mine and mill production of 55,679 tonnes in 2006 and 55,790 tonnes for the first 5 months of 2007 for a total of 111,469 tonnes for the 17-month period. The monetary exchange rate used is an average of $10.95NP: $1.00 over the 17 months.

The 2006 site operating cost for La Parilla was $ 48.90 per tonne mined and milled. The site operating costs for the first five months of 2007 are $50.22 per tonne mined and milled. The average total site cost for the 2206 and 2007 (17 months) is $49.56 per tonne, and this unit cost is used as the basis for calculating the mine cut-off grades (See Sec. 17-1 of this report). The actual mine operating costs for 2006 were about $20.95 per tonne and for the first five months of 2007 were about $22.72 per tonne; mining costs averaged $21.84 per tonne for 2006 and the first five months of 2007. The milling costs for 2006 were about $22.34 per tonne, while those for the first five months of 2007 were about $22.50 per tonne for an average of about $22.42 per tonne for the 17-month period. Site G&A costs averaged about $5.61 per tonne in 2006, $5.00 per tonne for the first 5 months of 2007, and averaged $5.31 per tonne for the 17-month period.

In addition to the site costs, concentrate and bullion freight, and smelting and refining charges are considered. The revenues from the operation are based on net smelter returns for both bullion and concentrates. PAH used the actual costs for 2006 and 2007 as a basis for the cutoff grades and evaluation of long-term mine plans; the total site operating cost assumed for oxide ore was $51.55 per tonne and for the sulfide ore was $48.00 per tonne. Add-on costs for downstream processing are $1.55 per tonne for oxides and $6.66 for sulfides. The total costs used by PAH were $51.55 per tonne and $54.66 per tonne for oxides and sulfides respectively.

A summary of the 2006 and 2007 Parrilla site operating costs are shown in Tables 25-11, 25-12 and 25-13, while the costs used for cutoff grade calculations and long-term projections are shown in Table 25-14:

**TABLE 25-11**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
***2006 Site Operating Costs**

| Cost Area | Total Cost | Cost Per tonne | Cost Per Ounce Ag |
|---|---|---|---|
| **Mine** | | | |
| | $1,166,638 | $20.95 | $5.26 |
| **Mill** | | | |
| | 1,243,632 | 22.34 | 5.60 |
| **Site G&A** | | | |
| | 312,420 | 5.61 | 1.41 |
| **TOTALS** | | | |
| | **$2,722,690** | **$48.90** | **$12.26** |

*Based on production of 221,995 equivalent ounces of silver from mining and milling 55,679 tonnes.

TABLE 25-12
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parrilla Mine
*2007 Site Operating Costs (Jan.-May)

| Cost Area | Total Cost | Cost per Tonne | Cost Per Ounce Ag |
|---|---|---|---|
| Mine | | | |
| | $1,267,677 | $22.72 | $6.21 |
| Mill | | | |
| | 1,255,029 | 22.50 | 6.15 |
| Site G&A | | | |
| | 278,995 | 5.00 | 1.37 |
| TOTALS | | | |
| | **$2,801,701** | **$50.22** | **$13.72** |

*Based on production of 204,215 equivalent ounces of silver from mining and milling 55,790 tonnes.

TABLE 25-13
First Majestic Silver Corp.
First Majestic Resources México, S.A. de C.V.
La Parilla Mine
*2006 and 2007 Site Operating Costs (17 Months)

| Cost Area | Total Cost | Cost per Tonne | Cost Per Ounce Ag |
|---|---|---|---|
| Mine | | | |
| | $2,434,315 | $21.84 | $5.71 |
| Mill | | | |
| | 2,498,661 | 22.42 | 5.86 |
| Site G&A | | | |
| | 591,415 | 5.31 | 1.39 |
| TOTALS | | | |
| | **$5,524,391** | **$49.56** | **$12.96** |

*Based on production of 426,210 equivalent ounces of silver from mining and milling 111,469 tonnes.

**TABLE 25-14**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Mine**
**Operating Costs for Mine Cutoff Grades**

| Cost Area | Oxide Ore | Sulfide Ore |
|---|---|---|
| **Mine** | $22.00 | $22.00 |
| **Mill** | $23.00 | $21.00 |
| **Site G&A** | $5.00 | $5.00 |
| **Sub-Total** | **$50.00** | **$48.00** |
| **Downstream Freight & Process** | | |
| Bullion Freight | 0.56 | |
| Concentrate Freight | | 0.38 |
| Concentrate Smelting | | 5.28 |
| Asaying & Representation | 0.12 | |
| Refining | 0.87 | 1.00 |
| **Sub-Total** | **$1.55** | **$6.66** |
| **Totals for Cutoff** | **$51.55** | **$54.66** |

### 25.9.3 Economic Evaluation

An economic analysis of the project resulted in a net present value of $8.7M with an Internal Rate of Return of 21 percent. These values show La Parrilla's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion La Parrilla operation should reach operating capacity within a short period of time.

**TABLE 25-15**
**First Majestic Silver Corp.**
**First Majestic Resources México, S.A. de C.V.**
**La Parrilla Silver Mine**
**Cash Flow - 800 TPD (1)**

| | | | | 2,006 | 2,007 | 2,008 | 2,009 | 2,010 | 2,011 |
|---|---|---|---|---|---|---|---|---|---|
| **CAPITAL EXPENDITURES** | | | | | | | | | |
| **Mine Plan (2)** | TPD | | | | | | | | |
| TONNES TREATED - SULPHIDE ORE | 197 | | | 0 | 65,000 | 132,000 | 132,000 | 132,000 | 132,000 |
| TONNES TREATED - OXIDE ORE | 400 | | | 0 | 132,000 | 132,000 | 132,000 | 132,000 | 132,000 |
| Total Tonnes | 597 | | | 0 | 197,000 | 264,000 | 264,000 | 264,000 | 264,000 |
| Metals Payments | | | | | | | | | |
| NSR OXIDES | | | | 0 | 7,984,766 | 7,984,766 | 7,984,766 | 7,984,766 | 7,984,766 |
| NSR Sulphides | | | | 0 | 5,084,911 | 10,326,282 | 10,326,282 | 10,326,282 | 10,326,282 |
| Net Revenues | | | | 0 | 13,069,677 | 18,311,048 | 18,311,048 | 18,311,048 | 18,311,048 |
| **OPERATING COSTS SULPHIDES:** | | | | 0 | 3,185,000 | 6,468,000 | 6,468,000 | 6,468,000 | 6,468,000 |
| OPERATING COSTS OXIDES: | | | | 0 | 6,600,000 | 6,600,000 | 6,600,000 | 6,600,000 | 6,600,000 |
| TOTAL OP. COSTS | | | | 0 | 9,785,000 | 13,068,000 | 13,068,000 | 13,068,000 | 13,068,000 |
| Royalty Expense | 0 | | | 0 | 0 | 0 | 0 | 0 | 0 |
| Property Tax & Insurance | | | | 0 | 175,000 | 175,000 | 175,000 | 175,000 | 175,000 |
| | | | | | | | | | |
| Net after costs | | | | 0 | 3,109,677 | 5,068,048 | 5,068,048 | 5,068,048 | 5,068,048 |
| Interest Expenses | 0 | | | 0 | 0 | 0 | 0 | 0 | 0 |
| **Net Profit** | | | | 0 | 3,109,677 | 5,068,048 | 5,068,048 | 5,068,048 | 5,068,048 |
| Depreciation | | | | 0 | 1,559,470 | 1,751,136 | 1,831,136 | 1,931,136 | 2,081,136 |
| net taxable income | | | | 0 | 1,550,208 | 3,316,912 | 3,236,912 | 3,136,912 | 2,986,912 |
| Profit Sharing | 0.10 | | | 0 | 155,021 | 331,691 | 323,691 | 313,691 | 298,691 |
| net profit after profit sharing | | | | 0 | 1,395,187 | 2,985,220 | 2,913,220 | 2,823,220 | 2,688,220 |
| Tax @ 20% | 0 | LOSS CARRY FORWARD | | 0 | 0 | 0 | 0 | 0 | 0 |
| net profit | | | | 0 | 1,395,187 | 2,985,220 | 2,913,220 | 2,823,220 | 2,688,220 |
| depreciation | | | | 0 | 1,559,470 | 1,751,136 | 1,831,136 | 1,931,136 | 2,081,136 |
| **Loan Proceeds** | | | | | | | | | |
| Cash Flow Before Principal & Sustaining Capital | | | | 0 | 2,954,657 | 4,736,357 | 4,744,357 | 4,754,357 | 4,769,357 |
| **CAPEX EQUITY** | | | 0 | 10,916,288 | 1,150,000 | | | | |
| Sust. Capital | | | | | | 400,000 | 450,000 | 300,000 | 0 |
| Excess Cash Flow | | | 0 | -10,916,288 | 1,804,657 | 4,336,357 | 4,294,357 | 4,454,357 | 4,769,357 |
| | | | | | | | | | |
| **Cumulative** | | | 0 | **-10,916,288** | **-9,111,631** | **-4,775,274** | **-480,917** | **3,973,439** | **8,742,796** |

| | | |
|---|---|---|
| **IRR** | | 0.21 |
| **NPV** | 0.00 | 8,742,796 |
| | 0.10 | 3,216,609 |
| (1) Prepared by FMRM, reviewed by PAH | 0.15 | 1,455,220 |
| (2) Based on reserves and indicated resources | 0.20 | 124,114 |
| | 0.25 | -889,005 |

## 26.0 ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.

***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.** This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered, sold, exercised, pledged or otherwise transferred, directly or indirectly, within the United States or to or for the account or benefit of "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) or persons within the United States unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to U.S. persons. See "Plan of Distribution".*

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Majestic Silver Corp. at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone (604) 688-3033, and are also available electronically at www.sedar.com.*

**SHORT FORM PROSPECTUS**

*New Issue* **July 25, 2007**


FIRST MAJESTIC
SILVER CORP.



**$34,415,000**
**6,883,000 Common Shares and 3,441,500 Warrants Issuable on Exercise or Deemed Exercise of 6,883,000 Previously Issued Special Warrants**

This short form prospectus qualifies the distribution (the "**Offering**") of 6,883,000 common shares (the "**Unit Shares**") of First Majestic Silver Corp. (the "**Corporation**" or "**First Majestic**") and 3,441,500 common share purchase warrants of the Corporation (the "**Warrants**") issuable for no additional consideration upon the exercise or deemed exercise of 6,883,000 special warrants (the "**Special Warrants**") of the Corporation previously issued at a price of $5.00 per Special Warrant (the "**Issue Price**"). Each Warrant will entitle the holder thereof to purchase one common share (each a "**Warrant Share**") of the Corporation at an exercise price of $6.50 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date (as defined below). The Special Warrants were issued by the Corporation on May 10, 2007 (the "**Closing Date**") pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of May 10, 2007 among Cormark Securities Inc. (formerly Sprott Securities Inc.), CIBC World Markets Inc., Blackmont Capital Inc. (collectively, the "**Underwriters**") and the Corporation.

| | **Price to the Public** | **Underwriters' Commission** (1) | **Net Proceeds to the Corporation**(2)(3) |
|---|---|---|---|
| Per Special Warrant | $5.00 | $0.275 | $4.725 |
| Total | $34,415,000 | $1,892,825 | $32,522,175 |

(1) On the Closing Date the Corporation paid a cash commission (the "**Underwriters' Commission**") equal to 5.5% of the gross proceeds of the Offering to the Underwriters for their services in connection with the Offering.

(2) After deducting the Underwriters' Commission, but before deducting the expenses of the Offering, estimated to be $300,000, which will be paid by the Corporation from the proceeds of the Offering.

(3) The distribution of the Unit Shares and Warrants on exercise or deemed exercise of the Special Warrants will not result in any additional proceeds being received by the Corporation.

Each Special Warrant entitles the holder thereof to receive, upon exercise or deemed exercise of the Special Warrant and without payment of any additional consideration, and subject to adjustment in certain circumstances, one Unit Share and one-half of one Warrant at any time prior to 11:59 p.m. (Vancouver Time) on the earlier of: (i) the third

business day after the date on which an MRRS Decision Document (as defined herein) is received by the Corporation for a final short form prospectus; and (ii) September 11, 2007 (such earlier time being referred to herein as the "**Expiry Time**"). Each whole Warrant will entitle the holder to purchase one Warrant Share at a price of $6.50 at any time prior to 4:30 p.m. (Vancouver Time) on November 10, 2008. See "Plan of Distribution" and "Description of Securities Distributed".

The Corporation has agreed to use its commercially reasonable best efforts to: (i) file this preliminary short form prospectus qualifying the issuance and distribution of the Unit Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants in each of the provinces of Canada except Québec (the "**Offering Jurisdictions**"); (ii) resolve all comments received or deficiencies raised by the securities commissions in the Offering Jurisdictions as expeditiously as possible; and (iii) file a final short form prospectus and obtain an MRRS Decision Document in respect of the prospectus issued by the securities commissions in each of the Offering Jurisdictions as soon as possible after such regulatory comments and deficiencies have been resolved, and in any event no later than 11:59 p.m. (Vancouver Time) on July 26, 2007 (the "**Qualification Deadline**").

Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any action required on the part of, the holder thereof immediately prior to the Expiry Time. In the event that the MRRS Decision Document is not obtained on or before the Qualification Deadline, each Special Warrant shall thereafter be exercisable for no additional consideration into 1.08 Unit Shares (in lieu of one Unit Share) and 0.54 Warrants (in lieu of 0.5 Warrants) (the "**Additional Securities**"). This short form prospectus also qualifies the distribution of any Additional Securities issuable on the exercise or deemed exercise of the Special Warrants.

Definitive certificates evidencing the Unit Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants will be available for delivery upon the exercise or deemed exercise of the Special Warrants. In the event that a holder of Special Warrants exercises such Special Warrants prior to the date that the MRRS Decision Document is received by the Corporation, the Special Warrant Shares and Warrants and, if applicable, the Additional Securities issued upon exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

The Special Warrants were sold to the public through the Underwriters pursuant to exemptions from the prospectus and registration requirements of the relevant Canadian jurisdictions, and from the registration requirements of United States securities laws or outside of the United States to non-US persons pursuant to Regulation S under the United States Securities Act of 1933, as amended, and were issued under and are governed by the Special Warrant Indenture.

The common shares of the Corporation are listed and posted for trading on the TSX Venture Exchange (the "**TSX-V**") under the symbol "FR". On July 24, 2007, being the last trading day before the filing of this short form prospectus, the closing price of the common shares on the TSX-V was $4.93. The common shares of the Corporation are also quoted on the Pink Sheets in the United States under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stutgart Stock Exchanges under the symbol "FMV".

**An investment in securities of the Corporation involves a high degree of risk. See "Forward-Looking Statements" and "Risk Factors". There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The TSX-V has conditionally approved the listing of the Warrants. Listing of the Warrants is subject to the Corporation fulfilling all of the requirements of the TSX-V. Upon listing, the Warrants will be posted for trading under the symbol "FR.WT".**

The Corporation's head office is located at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8 and its registered office is located at #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4.

## TABLE OF CONTENTS

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity and, particularly, silver prices, access to skilled mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See "Risk Factors".

## CURRENCY

Unless otherwise noted, all references to "$" or "dollars" in this short form prospectus refer to Canadian dollars and references to "US$" or "US dollars" in this short form prospectus refer to United States dollars. The noon rate of exchange on July 25, 2007 as reported by the Bank of Canada for Canadian dollars exchanged into United States dollars was $1.00 equals US$0.9592.

## RESERVE AND RESOURCE DISCLOSURE

The definitions of proven and probable reserves used in National Instrument 43-101 ("**NI 43-101**") differ from the definitions in the United States Securities and Exchange Commission ("**SEC**") Industry Guide 7. Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada other than Québec (the "Commissions").** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 1480 – 885 W. Georgia Street, Vancouver, British Columbia, V6C 3E8 (telephone: (604) 688-3033). Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") which can be accessed at www.sedar.com under the Corporation's profile.

The following documents of the Corporation, which have been filed with the Commissions, are specifically incorporated by reference to, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated July 6, 2007 for the year ended December 31, 2006 (the "**AIF**");

(b) the annual audited consolidated financial statements of the Corporation as at and for the period ended December 31, 2006, together with notes thereto and the auditors' reports thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the period ended December 31, 2006;

(d) the interim consolidated financial statements of the Corporation for the three-month period ended March 31, 2007, together with the notes thereto, but excluding the notice to reader accompanying such statements;

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the three-month period ended March 31, 2007;

(f) the management information circular dated May 3, 2007 with respect to the Corporation's annual meeting of shareholders held on June 7, 2007;

(g) the material change report of the Corporation dated January 15, 2007 with respect to the resignation of Douglas R. Scott, C.A. as Chief Financial Officer of the Corporation, effective January 31, 2007;

(h) the material change report of the Corporation dated February 9, 2007 with respect to (i) the appointment of Raymond L. Polman, C.A. as Chief Financial Officer of the Corporation, effective February 1, 2007; and (ii) the granting of 200,000 stock options of the Corporation to Mr. Polman;

(i) the material change report of the Corporation dated February 9, 2007 with respect to an update on development activities at the La Parrilla Silver Mine in Mexico and a new NI 43-101 resource estimate;

(j) the material change report of the Corporation dated February 9, 2007 with respect to the granting of 155,000 stock options to directors of the Corporation on February 7, 2007;

(k) the material change report of the Corporation dated February 20, 2007 with respect to the restatement of financial results for the quarter ended September 30, 2006;

(l) the material change report of the Corporation dated March 21, 2007 with respect to the engagement letter entered into among the Corporation, Sprott Securities Inc. (as it then was named) and CIBC World Markets Inc. in connection with the Offering;

(m) the material change report of the Corporation dated March 27, 2007 with respect to the closing of the acquisition by the Corporation of all of the issued and outstanding shares of Minera La Encantada S.A. de C. V.;

(n) the material change report of the Corporation dated March 28, 2007 with respect to the filing of a preliminary short form prospectus and entering into of an underwriting agreement with the Underwriters in connection with the offering of 8,000,000 units of the Corporation, each consisting of one common share and one-half of a common share purchase warrant of the Corporation at a price of $5.00 per unit;

(o) the material change report of the Corporation dated April 23, 2007 with respect to the engagement letter entered into among the Corporation and the Underwriters in connection with the Offering and with respect to the withdrawal of the Corporation's short form prospectus dated March 27, 2007;

(p) the material change report of the Corporation dated April 26, 2007 with respect to the Corporation's production of silver for the first quarter of 2007;

(q) the material change report of the Corporation dated May 15, 2007 with respect to the closing of the Offering;

(r) the material change report of the Corporation dated May 31, 2007 with respect to the technical report on the San Martin Silver Mine;

(s) the material change report of the Corporation dated May 31, 2007 with respect to the Corporation's financial results for the quarter ended March 31, 2007;

(t) the material change report of the Corporation dated June 18, 2007 with respect to the technical report on the La Encantada Silver Mine;

(u) the material change report of the Corporation dated June 20, 2007 with respect to the grant of 25,000 stock options to a director of the Corporation;

(v) the material change report of the Corporation dated July 4, 2007 with respect to the technical report on the La Parilla Silver Mine;

(w) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 24, 2007;

(x) the technical report titled "Amended Technical Report for the La Parrilla Silver Mine, Durango State, México" dated July 24, 2007; and

(y) the technical report titled "Amended Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated July 24, 2007.

All documents of the type referred to above (excluding confidential material change reports) and any other document required to be incorporated by reference in a short form prospectus under the applicable securities laws of the provinces of Canada and filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada after the date of this short form prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this short form prospectus.

**Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or**

**superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this short form prospectus.**

## BUSINESS OF THE CORPORATION

The Corporation is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Corporation has an interest in three principal properties: (i) the La Parrilla Silver Mine in Durango, Mexico; (ii) the San Martin Silver Mine in Jalisco State, Mexico; and (iii) the La Encantada Silver Mine in Coahuila State, Mexico. The Corporation also has interests in the Chalchihuites Group Properties in Zacatecas, Mexico, the Candameña Mining District property in Chihuaha Mexico and the Quitaboca Silver Project in Sinaloa, Mexico, none of which is material to the Company.

Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Corporation's AIF and the materials incorporated by reference into this short form prospectus. See "Documents Incorporated by Reference".

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at March 31, 2007, both before and after giving effect to the Offering, adjusted to give effect to the material changes in the share and loan capital of the Corporation since March 31, 2007. The table should be read in conjunction with the unaudited interim consolidated financial statements of the Corporation for the three-month period ended March 31, 2007, including the notes thereto and the management's discussion and analysis, incorporated by reference into this short form prospectus.

| | **As at March 31, 2007** (unaudited) | **As at March 31, 2007, after giving effect to the Offering** [(1) (2)] (unaudited) |
|---|---|---|
| Current Liabilities | $25,888,467 | $12,409,133 [(3)] |
| Long Term Liabilities | $58,364,121 | $58,364,121 |
| Common Shares | $109,058,663 | $143,372,588 [(4)] |
| (authorized to issue unlimited common shares) | (53,411,587 common shares) | (60,975,837 common shares) |
| Share Capital to be Issued | $9,292,205 | $9,286,155 [(5)] |
| Contributed Surplus | $12,454,473 | $12,117,623 [(6)] |
| Accumulated Other Comprehensive Income | $4,779,252 | $4,779,252 |
| Deficit | ($30,163,876) | ($30,163,876) |
| Total Capitalization | $189,673,305 | $210,164,996 |
| Convertible securities | 8,145,062 warrants<br>4,890,000 stock options | 11,306,562 warrants [(7)]<br>4,377,500 stock options [(8)] |

(1) Includes the material transactions that have occurred since March 31, 2007 being:
- the issue of an aggregate of 400,000 common shares on the exercise of stock options for proceeds of $737,600 and the transfer of contributed surplus totaling $336,850 for stock options exercised;

- the issue of an aggregate of 280,000 common shares on the exercise of share purchase warrants for proceeds of $1,011,250; and
- the issue of 1,250 common shares under the plan or arrangement with First Silver Reserve Inc. ("FSR") for total consideration of $6,050.

(2) Assuming issuance of the Unit Shares and no exercise of the Warrants. See "Plan of Distribution".

(3) Includes the payment of $13,341,380 for 25% of the purchase price for the controlling interest in FSR (see "Use of Proceeds") and $137,954 of interest accrued at March 31, 2007.

(4) After deducting the Underwriters' Commission of $1,892,825, and the expenses of the Offering estimated to be $300,000.

(5) Includes the issue referred to above of 1,250 common shares under the plan of arrangement with FSR for total consideration of $6,050.

(6) Includes the transfer referred to above of contributed surplus totaling $336,850 for stock options exercised.

(7) From April 1, 2007 to July 10, 2007, a total of 280,000 previously issued warrants were exercised. These numbers include such exercises and 3,441,500 share purchase warrants to be issued upon exercise or deemed exercise of the Special Warrants.

(8) From April 1, 2007 to July 10, 2007, a total of 400,000 previously issued stock options were exercised, 212,500 stock options were cancelled and 100,000 stock options were granted at various times. These numbers include such exercises, cancellations and grants.

## USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' Commission of $1,892,825 and expenses of the Offering estimated to be $300,000, are estimated to be $32,222,175. The Corporation intends to use the net proceeds of the Offering as follows:

| | |
|---|---|
| **Capital Expenditures** | |
| San Martin Silver Mine | $3,013,000[1] |
| La Encantada Silver Mine | $1,862,000 |
| La Parrilla Silver Mine | $5,115,000 |
| **Property Commitments** | $4,800,000 |
| **Vendor Liability regarding First Silver Reserve Inc.**[2] | $14,800,000 |
| **General Working Capital** | $2,632,175 |
| | **$32,222,175** |

(1) The Corporation plans on financing the remainder of the capital expenditure budget for this property from revenue obtained from its operations.

(2) On April 3, 2006, the Corporation entered into a share purchase agreement to purchase approximately 64% of the issued and outstanding shares of FSR from the major shareholder of FSR (the "**Shareholder**"). The Corporation purchased 24,649,200 common shares of FSR at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to the Shareholder in three installments. The first installment of $26,682,757 represented 50% of the purchase price and was paid on May 30, 2006. An additional installment of $13,341,380, representing 25% of the purchase price was paid out of the proceeds of the Offering on May 30, 2007. A final installment of $13,341,380 is payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding installment.

Although the Corporation intends to use the proceeds from the Offering as set forth above, the actual amount that the Corporation spends in connection with each intended use of the proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those referenced under "Risk Factors".

## PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation agreed to sell and the Underwriters agreed to purchase, as principal, 6,883,000 Special Warrants at the Offering Price, payable in cash to the Corporation. The closing of the Offering took place on May 10, 2007 (the "**Closing Date**") and payment of the consideration was paid against delivery of certificates representing the Special Warrants.

The TSX-V has approved the listing of the Unit Shares issuable upon exercise or deemed exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants. The Issue Price of $5.00 per Special

Warrant was determined by negotiation between the Corporation and the Underwriters in accordance with the policies of the TSX-V.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The TSX-V has conditionally approved the listing of the Warrants. Listing of the Warrants is subject to the Corporation fulfilling all of the requirements of the TSX-V. Upon listing, the Warrants will be posted for trading under the symbol "FR.WT".

The Corporation has agreed to indemnify the Underwriters, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Corporation by the Underwriters pursuant to the Underwriting Agreement, provided however that the indemnity does not apply if the Underwriters have been grossly negligent or have committed any fraudulent or illegal act in the course of such performance, and the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by such gross negligence, illegality or fraud.

The Corporation has agreed for the benefit of the Underwriters, for a period of 120 days from the Closing Date, not to issue any securities of the Corporation without the prior written consent of Cormark Securities Inc., such consent not to be unreasonably withheld, other than: (i) pursuant to the Offering; (ii) in conjunction with currently outstanding rights or agreements including certain options, warrants and convertible securities as set out in the Underwriting Agreement; or (iii) the grant or exercise of stock options to or by employees, officers or directors of, or consultants to the Company and other similar issuances pursuant to existing share compensation arrangements.

Pursuant to the terms of the Underwriting Agreement, the Corporation has paid the Underwriters' Commission to the Underwriters in consideration for the services rendered in connection with the Offering. The Corporation has also reimbursed the Underwriters for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. The Underwriters will not receive any other fee or commission from the Corporation in connection with the completion of the Offering.

**Special Warrants**

The Special Warrants were issued pursuant to the provisions of a special warrant indenture (the "**Special Warrant Indenture**") dated as of May 10, 2007 between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**"). The Special Warrants are governed by and subject to the terms and conditions of the Special Warrant Indenture. The Special Warrant Indenture provides, among other things, that the holders of Special Warrants will be entitled to receive, upon exercise or deemed exercise of the Special Warrants, without payment of any additional consideration and subject to adjustment in certain circumstances, one Unit Share and one-half of one Warrant for each Special Warrant held, at any time prior to 11:59 p.m. (Vancouver time) on the earlier of (i) the third business day after the day on which a decision document in respect of a (final) short form prospectus is issued by the Commissions under the Mutual Reliance Review System for Prospectus and Annual Information Forms (collectively, the "**MRRS Decision Document**"); and (ii) November 11, 2007 (such earlier time being referred to herein as the "**Expiry Time**"), subject to certain events as described in the Special Warrant Indenture. Each whole Warrant issued pursuant to the exercise or deemed exercise of Special Warrants will entitle the holder to purchase one common share (a "**Warrant Share**") of the Corporation at an exercise price of $6.50 at any time prior to 4:30 p.m. (Vancouver time) on November 10, 2008.

The Corporation has agreed to use its commercially reasonable best efforts to: (i) file a preliminary short form prospectus qualifying the issuance and distribution of the Unit Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants in the Offering Jurisdictions; (ii) resolve all comments received or deficiencies raised by the securities commissions in the Offering Jurisdictions as expeditiously as possible; and (iii) file a (final) short form prospectus and obtain an MRRS Decision Document as soon as possible after such regulatory comments and deficiencies have been resolved, and in any event no later than the Qualification Deadline.

Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any action require on the part of, the holder thereof immediately prior to the Expiry Time. In the event that the MRRS

Decision Document is not obtained on or before the Qualification Deadline, each Special Warrant shall thereafter be exercisable for no additional consideration into 1.08 Unit Shares (in lieu of one Unit Share) and 0.54 Warrants (in lieu of 0.5 Warrants). This short form prospectus also qualifies the distribution of any Additional Securities issuable on the exercise or deemed exercise of the Special Warrants.

In the event that a holder of Special Warrants exercises such Special Warrants prior to the date that the MRRS Decision Document is received by the Corporation, the Unit Shares and Warrants and, if applicable, the Additional Securities, issued upon exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

No fractional Unit Shares or Warrants will be issued upon the exercise or deemed exercise of the Special Warrants and holders of the Special Warrants will not have any rights as shareholders of the Corporation.

In addition, the Special Warrant Indenture provides for and contains provisions designed to protect the holders of the Special Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Corporation's common shares, the amalgamation, merger or corporation reorganization of the Corporation or a rights offering.

The rights of holders of Special Warrants may be modified. The Special Warrant Indenture provides for meetings by holders of Special Warrants and the passing of resolutions by such holders which are binding on all holders of Special Warrants.

The Warrant Agent and the Corporation may supplement the Special Warrant Indenture for certain limited purposes pursuant to the terms of the Special Warrant Indenture. Additionally, they may make any changes or corrections to the Special Warrant Indenture that are required for the purpose of rectifying any ambiguity or defective provision or clerical omission or mistake or manifest or other error contained therein provided that in the opinion of counsel to the Warrant Agent or the Corporation, the rights of the holders of the Special Warrants are not prejudiced thereby.

The Corporation has designated the Warrant Agent at its office in Vancouver, British Columbia, as Warrant Agent for the Special Warrants, where the Special Warrants may be surrendered for exercise, exchanged or replaced.

The foregoing is a summary only of the terms of the Special Warrants and is qualified by the more detailed provisions of the Special Warrant Indenture. Special Warrant holders may obtain a copy of the Special Warrant Indenture upon request from the Corporation.

**United States Restrictions**

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Unit Shares or Warrants in the United States. The Special Warrants, the Unit Shares, the Warrants and the Warrant Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or any state securities laws, and subject to certain exceptions, may not be offered, sold, pledged, transferred, delivered, directly or indirectly, or exercised in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. The Underwriters agreed not to offer or sell the Special Warrants or the Unit Shares and Warrants within the United States or to, or for the account or benefit of, a U.S. person or person within the United States, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters to designate institutional "accredited investors" that satisfy the criteria set forth in Rule 501(a)(1) (2) (3) or (7) of Regulation D under the U.S. Securities Act to purchase Special Warrants directly from the Corporation in transactions exempt from registration pursuant to Rule 506 of Regulation D and/or Section 4(2) of the U.S. Securities Act, and the Underwriters' obligations to purchase Special Warrants pursuant to the Underwriting Agreement are reduced to the extent of any such purchases.

In addition, until 40 days after the commencement of the Offering, an offer and sale of the Special Warrants or the Unit Shares and Warrants within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person or person within the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and any applicable state securities law and may only be offered, sold, pledged, transferred, or otherwise disposed of, directly or indirectly, pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

The Special Warrants and the Unit Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants have not been registered under the U.S. Securities Act or the securities law of any state, and the Special Warrants may not be exercised or deemed to be exercised in the United States or by or for the account or benefit of a U.S. person or person within the United States unless an exemption from such registration requirements is available. The certificates representing the Special Warrants bear a legend to this effect.

Holders of Special Warrants should consult their own tax advisors with respect to the income tax considerations in their own particular circumstances relating to the Unit Shares and Warrants issuable upon exercise or deemed exercise of the Special Warrants and the Warrant Shares issuable upon exercise of the Warrants.

## DESCRIPTION OF SECURITIES DISTRIBUTED

### Common Shares

The Corporation's authorized capital consists of an unlimited number of common shares without par value. The Corporation has no other classes of voting securities. As of the date hereof, the Corporation has 54,092,837 common shares issued and outstanding. As of the Closing Date of the Offering, the Corporation had 53,612,337 common shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Corporation, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Corporation, shareholders are entitled to receive *pro rata* the assets of the Corporation, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the *Business Corporations Act* (British Columbia).

### Warrants

The Warrants will be issued pursuant to, and will be governed by a warrant indenture (the "**Warrant Indenture**") between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**") dated as of the Closing Date. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of $6.50 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 18 months following the Closing Date, at which time the Warrants will become null and void. The Warrants will be transferable, subject to compliance with securities laws.

The Warrant Indenture provides that no fractional Warrant Shares will be issued upon the exercise of Warrants and holders of Warrants will not have any rights as shareholders of the Corporation.

In addition, the Warrant Indenture provides for and contains provisions designed to protect the holders of the Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of the Corporation, the amalgamation, merger or corporate reorganization of the Corporation or a rights offering.

The Warrant Indenture provides that the rights of holders of Warrants may be modified. The Warrant Indenture provides for meetings by holders of Warrants and the passing of resolutions by such holders which are binding on all holders of Warrants.

The Warrant Indenture provides that, from time to time, the Warrant Agent and the Corporation without the consent of the holders of Warrants may amend or supplement the Warrant Indenture for certain limited purposes, which includes making any changes or corrections that are required for the purpose of rectifying any ambiguity, defective provision or other error contained therein provided that in the opinion of counsel to the Warrant Agent or the Corporation, the rights of the holders of the Warrants are not prejudiced thereby.

Neither the Warrants nor the Warrant Shares have been registered under the U.S. Securities Act or the securities law of any state, and the Warrants may not be exercised in the United States or by or for the account or benefit of a U.S. person or person within the United States unless an exemption from registration is available. The certificates representing the Warrants will bear a legend to this effect.

The Corporation has designated the Warrant Agent at its principal office in Vancouver, British Columbia, as warrant agent for the Warrants, where the Warrants may be surrendered for exercise, exchanged or replaced.

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture. Warrant holders may obtain a copy of the Warrant Indenture upon request from the Corporation.

## ELIGIBILITY FOR INVESTMENT

In the opinion of McCullough O'Connor Irwin LLP, counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**"), provided the Corporation's common shares are listed on a prescribed stock exchange as defined by the *Tax Act* (which includes the TSX-V) as of the date of this prospectus, and provided further, in the case of the Warrants, that either the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under a Deferred Income Plan (as defined below) or the Warrants are listed on a prescribed stock exchange, the Unit Shares and Warrants will, if issued on the date hereof, be qualified investments under the *Tax Act* for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (collectively the "**Deferred Income Plans**").

## RISK FACTORS

**Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation's business. Investors should carefully consider the information included or incorporated herein by reference in this short form prospectus and the Corporation's historical consolidated financial statements and related notes thereto before making an investment decision concerning the Corporation's securities. There are various risks, including those discussed in the Corporation's AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation. These risk factors, together with all of the other information included, or incorporated by reference in this prospectus, including information contained in the section entitled "Forward-Looking Statements" should be carefully reviewed and considered before a decision to invest in such securities is made.**

## EXPERTS

All persons or companies whose profession or business gives authority to a statement, report or valuation made by such persons or companies and named as having prepared or certified a statement, report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus have been disclosed in the AIF. As at the date hereof, such persons and the directors, officers and employees, as

applicable, of such companies beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

## CONTRACTUAL RIGHT OF RESCISSION FOR SPECIAL WARRANT HOLDERS

In the event that a holder of a Special Warrant, who acquires a Unit Share and one-half of one Warrant upon the exercise or deemed exercise of the Special Warrant as discussed in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this short form prospectus or any amendment thereto containing a misrepresentation (as discussed below), such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrants(s) but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled in connection with such rescission to a full refund from the Corporation of all consideration paid in respect of the acquisition of the Special Warrants. In the event such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was such original subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrants under applicable securities legislation or otherwise at law.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provide purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## LEGAL MATTERS

In connection with the Offering, certain legal matters have been or will be passed upon by McCullough O'Connor Irwin LLP on behalf of the Corporation and Cassels Brock & Blackwell LLP on behalf of the Underwriters. As at the date hereof, the respective partners and associates of each firm beneficially own, directly or indirectly, less than 1% of the common shares of the Corporation.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Deloitte & Touche LLP located at 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Corporation's common shares is Pacific Corporate Trust Company at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

**AUDITORS' CONSENT**

We have read the short form prospectus of First Majestic Silver Corp. (the "Company") dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 common share purchase warrants of the Company issuable upon the exercise or deemed exercise of 6,883,000 Special Warrants of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and June 30, 2006 and the consolidated statements of operations and deficit and cash flows for the six months ended December 31, 2006 and the year ended June 30, 2006. Our report is dated April 30, 2007.

(Signed) *"Deloitte & Touche LLP"*

Chartered Accountants
Vancouver, British Columbia
July 25, 2007

## CERTIFICATE OF THE CORPORATION

Dated: July 25, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**FIRST MAJESTIC SILVER CORP.**

(signed) *"Keith N. Neumeyer"*
KEITH N. NEUMEYER
President and Chief Executive Officer

(signed) *"Raymond L. Polman"*
RAYMOND L. POLMAN, C.A.
Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS**

(signed) *"Robert A. McCallum"*
ROBERT A. MCCALLUM
Director

(signed) *"Robert Young"*
ROBERT YOUNG
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: July 25, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**CORMARK SECURITIES INC.**

By: (signed) *"Darren Wallace"*
DARREN WALLACE
Investment Banking, Director

**CIBC WORLD MARKETS INC.**

By: (signed) *"Richard G. McCreary"*
RICHARD G. MCCREARY
Managing Director

**BLACKMONT CAPITAL INC.**

By: (signed) *"Chad Williams"*
CHAD WILLIAMS
Director, Investment Banking


pincock
allen &
holt
Consultants for Mining and Financial Solutions



165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# CONSENT OF AUTHOR

**TO:** British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

I, Leonel Lopez, C.P.G., of Pincock Allen & Holt, refer to (a) the final short form prospectus of the Company dated July 25, 2007 (the "Prospectus") relating to the distribution of 6,883,000 units of the Company pursuant to the deemed exercise of Special Warrants, (b) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 24, 2007, (b) the technical report titled "Amended Technical Report for the La Parrilla Silver Mine, Durango State, México" dated July 24, 2007 and, (d) the technical report titled "Amended Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated July 24, 2007 (collectively, the "Technical Reports").

I do hereby consent to the written disclosure in the Prospectus, including documents incorporated by reference therein, derived from the Technical Reports and to the references to the undersigned in the Prospectus, or in documents incorporated by reference therein, as the author of the Technical Reports.

I also certify that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information contained therein, or in documents incorporated by reference therein, which in either case are derived from the Technical Reports or within my knowledge as a result of the services that I performed in connection with the Technical Reports.

Dated this 25th day of July, 2007.

Leonel Lopez

Signature of Qualified Person

Leonel Lopez, C.P.G.

Print name of Qualified Person


pincock
allen &
holt

*Consultants for Mining and Financial Solutions*

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador



Dear Sirs/Mesdames:

I, Richard Addison, P.E., C. Eng., Eur. Ing., of Pincock Allen & Holt, refer to (a) the final short form prospectus of the Company dated July 25, 2007 (the "Prospectus") relating to the distribution of 6,883,000 units of the Company pursuant to the deemed exercise of Special Warrants, (b) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 24, 2007, (b) the technical report titled "Amended Technical Report for the La Parrilla Silver Mine, Durango State, México" dated July 24, 2007 and, (d) the technical report titled "Amended Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated July 24, 2007 (collectively, the "Technical Reports").

I do hereby consent to the written disclosure in the Prospectus, including documents incorporated by reference therein, derived from the Technical Reports and to the references to the undersigned in the Prospectus, or in documents incorporated by reference therein, as the author of the Technical Reports.

I also certify that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information contained therein, or in documents incorporated by reference therein, which in either case are derived from the Technical Reports or within my knowledge as a result of the services that I performed in connection with the Technical Reports.

Dated this 25th day of July, 2007.

R. Addison

Signature of Qualified Person

Richard Addison, P.E., C. Eng., Eur. Ing.
Print name of Qualified Person



CASSELS BROCK
LAWYERS

July 25, 2007

**FILED BY SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**RE: First Majestic Silver Corp. (the "Company")**
**Final Prospectus dated July 25, 2007 (the "Prospectus")**

We refer to the Prospectus of the Company qualifying the distribution of common shares and common share purchase warrants.

We, as counsel to the Underwriters, hereby consent to the use of our firm name and the reference to and use of our firm opinion under the heading "Eligibility for Investment" and to the reference to our firm name on the face page of the Prospectus and under the heading "Legal Matters".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection therewith.

This letter is solely for the information of the above-mentioned jurisdictions and is not to be referred to in whole or in part in the Prospectus or any other similar document, and is not to be relied upon for any other purpose.

Yours truly,

*"Cassels Brock & Blackwell LLP"*

Cassels Brock & Blackwell LLP 2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com



SOLICITORS McCULLOUGH O'CONNOR IRWIN LLP

July 25, 2007

**BY SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Dear Sirs/Mesdames:

**Re: First Majestic Silver Corp. (the "Company")**
**- SEDAR Project No. 1127788**

We refer to the final short form prospectus of the Company dated July 25, 2007 (the "Prospectus") relating to the distribution of 6,883,000 units of the Company pursuant to the deemed exercise of special warrants.

We hereby consent to the use of our firm name in the Prospectus on the face page and under the headings "Eligibility for Investment" and "Legal Matters" and to the reference to our opinion under the heading "Eligibility for Investment".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with the preparation of our opinion.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not relied upon for any other purpose.

Yours truly,

**McCULLOUGH O'CONNOR IRWIN LLP**

(signed) *"McCullough O'Connor Irwin LLP"*

1100 – 888 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 3K4
TELEPHONE 604 687 7077
FACSIMILE 604 687 7099
www.moisolicitors.com

**Deloitte.**

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-640-3361
Fax: 604-899-8177
www.deloitte.ca

## Auditors' consent

We have read the short form prospectus of First Majestic Silver Corp. (the "Company") dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 common share purchase warrants of the Company issuable upon the exercise or deemed exercise of 6,883,000 special warrants of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and June 30, 2006 and the consolidated statements of operations and deficit and cash flows for the six months ended December 31, 2006 and the year ended June 30, 2006. Our report is dated April 30, 2007.

*Deloitte & Touche LLP*

Chartered Accountants
Vancouver, British Columbia
July 25, 2007




P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393


**BCSC**

SEDAR Electronic Correspondence

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

**AND**

**IN THE MATTER OF**

***FIRST MAJESTIC SILVER CORP.***

**DECISION DOCUMENT**

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador** have been issued for a **short form prospectus** of the above issuer dated July 25, 2007.

DATED at Vancouver, British Columbia on July 25, 2007.

*Manuele N. Albrino*

Manuele N. Albrino, B. Comm., CA
Senior Securities Analyst
Corporate Finance

SEDAR Project No.: 1127788

g:\corpfin\prosprev\MA\1127788dd
Final

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

July 26, 2007

## Deemed Exercise of Special Warrants

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that it has obtained a final receipt for the short form prospectus filed in connection with the Company's private placement of 6,883,000 Special Warrants which closed on May 10, 2007. The prospectus qualifies the distribution of 6,883,000 common shares and 3,441,500 common share purchase warrants of the Company issuable on exercise or deemed exercise of the Special Warrants. The Special Warrants were issued at a price of $5.00 per Special Warrant for aggregate gross proceeds to the Company of $34,415,000 and was conducted through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc.

The Special Warrants will be deemed to be exercised on July 30, 2007, without further consideration, for one common share and one-half of one common share purchase warrant. Holders of the Special Warrants will be sent certificates evidencing the common shares and common share purchase warrants by the Company's transfer agent, Pacific Corporate Trust Company, and will also receive a copy of the short form prospectus. Each whole common share purchase warrant will be exercisable at a price of $6.50 until November 10, 2008.

The Company has obtained conditional approval from the TSX Venture Exchange (the "Exchange") to list the warrants on the Exchange. Listing of the warrants is subject to the Company fulfilling all of the requirements of the Exchange. Upon listing, the warrants will be posted for trading under the symbol "FR.WT".

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.**

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


RECEIVED
2008 APR -2 A 6:54
OF INTERNATIONAL
CORPORATE FINANCE

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

July 26, 2007

## Second Quarter Silver Production Increases

FIRST MAJESTIC SILVER CORP. (First Majestic or the "Company") is pleased to announce that silver production in the second quarter ending June 30th, 2007 has increased by 13% over the prior quarter to 852,721 equivalent ounces of silver which is also an increase of 298% over the same quarter ending June 2006.

The increase is primarily due to a 259% increase in production, compared with the same quarter in 2006, at the Company's flagship La Parrilla Silver Mine. La Parrilla's production of silver equivalent is also up 37% from the first quarter ending March 31, 2007. Also, at the La Encantada Silver Mine, production increased 12% over the prior quarter and 85% over the quarter ended December 31, 2006.

The equivalent silver production for the quarter consisted of 782,674 ounces of silver, an increase of 9% over the previous quarter, 604 ounces of gold and 534,324 pounds of lead, showing an increase respectively of 16% and 63% from the previous quarter. Management is confident that increases in silver production will continue into the third and fourth quarters and that production levels will meet targets for these periods.

Production for this quarter was under target due to equipment replacements that were required at the La Parrilla and La Encantada mills. In April, the primary and secondary crushers at La Parrilla were replaced to accommodate the increased production being fed through the mill. The new La Parrilla crushers have a daily capacity of 1400tpd which exceeds the overall mill capacity of 800tpd. At La Encantada, one of the power plants was repaired in April and May, again as a result of running the operation at higher capacities. The older equipment was required to be replaced and thus a new power plant was purchase in June and is being installed to accommodate the increased production levels. The La Encantada mill is now running at 80% capacity, an improvement from 30% in November 2006 when First Majestic took over operations of La Encantada.

Complementing the seven pieces of underground Trucks, Scoop Trams and Jumbo purchased in 2006, a new agreement was signed with Sandvik AB to acquire an additional eleven underground machines. Two pieces have already arrived and all equipment will arrive prior to December. This underground mining equipment will be spread throughout the Company's three mines. These new machines are larger and more efficient then what is presently being used and will assist in further optimizing the operations. As part of the agreement, First Majestic and Sandvik agreed on a financing facility which spreads the payments out over the next two years.

Reserve and Resource development remains to be a high priority of the Company. Presently nine drill rigs are operating; six at La Parrilla and three at San Martin Silver Mine. Two additional rigs are on the way to San Martin and should be mobilized within two weeks. In addition, two drill rigs are being added at La Encantada; one this month and the second in August. During the quarter, all three mines received newly updated NI 43-101 Resource estimates. Management was pleased to see the Reserve and Resource development and estimates at both the La Parrilla and La Encantada were well ahead of expectations. Also, a total of 8,379 meters of diamond drilling was completed over 28 holes at La Parrilla and 693 metres of diamond drilling over 12 holes was completed at San Martin during the quarter. Significant underground development is also continuing at all three operations with a total of 4,985 meters being completed during the quarter. This activity is ongoing and is for the purpose of mining activity, grade control, development of additional resources and exploration. In addition, during the quarter an IP and AR Geophysics program of approximately 50 km commenced on the newly acquired land package surrounding the La Parrilla mine.

The following summary tables were taken from the completed La Parrilla Silver Mine, San Martin Silver Mine and La Encantada Silver Mine NI 43-101 Technical Reports prepared by QPs Leonel López, CPG-Principal Geologist and Richard Addison, PE, C.Eng., Principal Process Engineer, both of Pincock Allen & Holt, Lakewood, Colorado (PAH). These three properties are wholly-owned by First Majestic. It should be noted that Proven and Probable Mineral Reserves and Total Measured + Indicated Resources and Total Inferred Resources in the tables below are exclusive of each other and are not combined. The calculation of Measured + Indicated Resources assumes 100 percent "in situ" resources and does not include mine dilution, nor mine and metallurgical recovery. All estimates based on Minimum Mining Width > 2.00m. No mine recovery included. Inferred resources are presented in rounded figures. All silver grades are reported in grams per metric tonne, while Pb and Zn are reported in percentage (%). All Reserve / Resource estimates have been prepared in accordance with Best Practice Guidelines adopted by CIM on November 14, 2004, as amended.

**Reserves (Proven and Probable)**

| Mine | Tonnage | Silver Grade (g/t) | Silver Only (oz) | Silver Including Credits (oz) |
|---|---|---|---|---|
| La Parrilla Silver Mine (A) | 403,014 | 271 | 3,517,109 | 3,660,727 |
| San Martín Silver Mine (B) | 492,023 | 290 | 4,594,804 | 4,962,389 |
| La Encantada Silver Mine (C) | 633,506 | 403 | 8,206,336 | 8,389,646 |
| **Total** | | | | **17,012,762** |

**Resources (Measured + Indicated)**

| Mine | Tonnage | Silver Grade (g/t) | Silver Only (oz) | Silver Including Credits (oz) |
|---|---|---|---|---|
| La Parrilla Silver Mine (A) | 1,095,703 | 358 | 12,632,006 | 13,169,493 |
| San Martín Silver Mine(B) | 1,797,965 | 250 | 14,451,468 | 15,624,740 |
| La Encantada Silver Mine (C) | 1,414,470 | 276 | 12,548,168 | 12,957,533 |
| **Total** | | | | **41,751,766** |

**Resources (Inferred)**

| Mine | Tonnage | Silver Grade (g/t) | Silver Only (oz) | Silver Including Credits (oz) |
|---|---|---|---|---|
| La Parrilla Silver Mine (A) | 4,109,291 | 255 | 33,744,510 | 35,784,493 |
| San Martín Silver Mine (B) | 2,737,800 | 201 | 17,750,000 | 22,665,655 |
| La Encantada Silver Mine (C) | 1,479,023 | 200 | 9,587,585 | 10,015,550 |
| **Total** | | | | **68,465,698** |

(A) La Parrilla Silver Mine
(1) Silver equivalent based on sales. Prices used for evaluation: Ag – US$10/oz; Au – US$570/oz; Pb – US$0.50/lb.
(2) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec X Payable Au X Au price = $1.61 = 5 g/tonne Ag.
(3) Sulphides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X 2204/100) X 0.70 X 0.85 X US$0.50 = US$6.61/tonne.
(4) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulphide ores. Zinc not considered.
(B) San Martín Silver Mine
(1) Mineral Reserves are estimated as Mineable Reserves, including estimates of mine dilution and recovery in addition to 8 % credit for Au and Pb based on sales records for 2006. These reserves do not include metallurgical recovery.
(2) Silver equivalent ounces are 8 % of the silver content, based on the contribution of Pb and Au to revenue for 2006.
(3) The resources categories in the PAH Technical Report used an economic cut-off grade based solely on silver for the total operating costs and process recoveries of 5.84 oz Ag/tonne or 182g Ag/tonne. PAH's economic breakeven cut-off grade including the gold & lead contribution for 2006 of 8 % of silver sales, converted to an equivalent silver grade was 5.38 oz Ag equivalent/tonne or 167g Ag Eqv/tonne. In order to report the equivalent silver values, 182 g/tonne Ag was used in the report and the silver equivalent values are calculated according to the following formula: Ag Eqv. oz. = $52(($10.00x0.891)+$0.75), where $0.75 is equivalent to 8% of silver sales as contribution of Pb + Au for 2006; $52 is total operating cost per tonne and $10 is the price per Ag ounce.
(4) Inferred resources are estimated as silver only for oxidized mineralization, including 8% contribution for Pb and Au, based on sales records.
(5) Inferred resources in sulfides mineralization are estimated as silver equivalent with contributions by Pb and Zn based on prices as follows: Ag-$10/oz; Pb-$0.50/lb and Zn-$1.50/lb, or the equivalent of Pb-1%=34 g Ag/tonne, and Zn-1%=103 g Ag/tonne. These resource estimates are "in situ" resources and do not include mine dilution, mine and metallurgical recoveries, nor freight, or smelter and refining charges.

(C) La Encantada Silver Mine

(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit. (COG=Operating Costs / Ag $10/oz X Mill Recovery X Smelter Payment).
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag. (Pb revenue) = (Pb in concentrates X 63% X 0.50/lb). Pb credit = 9 g/tonne Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5) Zinc is not recovered at this time.
(6) Dump stockpile included in Measured Resource.
(7) La Morena sulphides deposit requires additional test work.

Presently, all drilling activity at the San Martin is taking place from underground areas. This drill program is focusing on developing oxide resources in the upper parts of the mine. During the quarter, surface geological mapping was taking place to define diamond drill targets in the North-South structural system where some intersections of high grade silver ore are indicating new areas of interest. Also, a new exploration target in the Rosario-Condesa system was defined (Cinco Senores) where some old workings were discovered. The two drill rigs arriving shortly will be focusing on these areas from surface.

At La Encantada, a total of 744 metres of pressure drilling was completed in the tailing ponds. A 50 meter grid consisting of 49 holes was drilled into Tailings Pond 1 & 2. The purpose of this program was to define additional resources which were not included in the last NI 43-101 report. Initial metallurgical tests completed by SGS de Mexico, SA de CV., lab in Durango City confirmed the possibility of economically recovering the silver contained in these tailings ponds. An economic evaluation is currently underway to evaluate the feasibility of adding a cyanidation circuit to the mill and what level of expansion would be most optimal.

At the Company's recently acquired San Juan and Perseverancia silver mines located in Chalchihuites about 60 kilometres away from the La Parrilla, mine development and exploration is continuing. A 600 metre ramp is under construction at San Juan, with 300 metres completed to date. 50 tonnes of high grade ore is being removed from the mine daily and being shipped to the La Parrilla mill. The final payment for the Perseverancia was made in the quarter ending June 30, resulting in the Company now owning 100% of this high grade silver mine. This past-producing mine is presently being upgraded and rehabilitated to start production on its high grade chimney areas. Ore production is expected to start at the Perseverancia in the latter half of the third quarter at a rate of 50 tonnes per day. This ore will be shipped to the La Parrilla mill for processing.

Also in the quarter the Company was pleased to receive the permit for the construction of a new tailings dam for the La Parrilla mine. Construction of this new dam began in the second week of May and is expected to be completed within 6 months.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


RECEIVED
2008 APR -2 A 6:54

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 601-2010

**Item 2. Date of Material Change**

July 26, 2007

**Item 3. News Release**

The Company disseminated a press release through the services of Canada Stockwatch.

**Item 4. Summary of Material Change**

The Company announced that it had obtained a final receipt for the short form prospectus filed in connection with the Company's private placement of 6,883,000 Special Warrants which closed on May 10, 2007.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 601-2010

**Item 9. Date of Report**

July 26, 2007

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

July 26, 2007

## Deemed Exercise of Special Warrants

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that it has obtained a final receipt for the short form prospectus filed in connection with the Company's private placement of 6,883,000 Special Warrants which closed on May 10, 2007. The prospectus qualifies the distribution of 6,883,000 common shares and 3,441,500 common share purchase warrants of the Company issuable on exercise or deemed exercise of the Special Warrants. The Special Warrants were issued at a price of $5.00 per Special Warrant for aggregate gross proceeds to the Company of $34,415,000 and was conducted through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc.

The Special Warrants will be deemed to be exercised on July 30, 2007, without further consideration, for one common share and one-half of one common share purchase warrant. Holders of the Special Warrants will be sent certificates evidencing the common shares and common share purchase warrants by the Company's transfer agent, Pacific Corporate Trust Company, and will also receive a copy of the short form prospectus. Each whole common share purchase warrant will be exercisable at a price of $6.50 until November 10, 2008.

The Company has obtained conditional approval from the TSX Venture Exchange (the "Exchange") to list the warrants on the Exchange. Listing of the warrants is subject to the Company fulfilling all of the requirements of the Exchange. Upon listing, the warrants will be posted for trading under the symbol "FR.WT".

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.**

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

# FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

July 26, 2007

## Second Quarter Silver Production Increases

FIRST MAJESTIC SILVER CORP. (First Majestic or the "Company") is pleased to announce that silver production in the second quarter ending June 30th, 2007 has increased by 13% over the prior quarter to 852,721 equivalent ounces of silver which is also an increase of 298% over the same quarter ending June 2006.

The increase is primarily due to a 259% increase in production, compared with the same quarter in 2006, at the Company's flagship La Parrilla Silver Mine. La Parrilla's production of silver equivalent is also up 37% from the first quarter ending March 31, 2007. Also, at the La Encantada Silver Mine, production increased 12% over the prior quarter and 85% over the quarter ended December 31, 2006.

The equivalent silver production for the quarter consisted of 782,674 ounces of silver, an increase of 9% over the previous quarter, 604 ounces of gold and 534,324 pounds of lead, showing an increase respectively of 16% and 63% from the previous quarter. Management is confident that increases in silver production will continue into the third and fourth quarters and that production levels will meet targets for these periods.

Production for this quarter was under target due to equipment replacements that were required at the La Parrilla and La Encantada mills. In April, the primary and secondary crushers at La Parrilla were replaced to accommodate the increased production being fed through the mill. The new La Parrilla crushers have a daily capacity of 1400tpd which exceeds the overall mill capacity of 800tpd. At La Encantada, one of the power plants was repaired in April and May, again as a result of running the operation at higher capacities. The older equipment was required to be replaced and thus a new power plant was purchase in June and is being installed to accommodate the increased production levels. The La Encantada mill is now running at 80% capacity, an improvement from 30% in November 2006 when First Majestic took over operations of La Encantada.

Complementing the seven pieces of underground Trucks, Scoop Trams and Jumbo purchased in 2006, a new agreement was signed with Sandvik AB to acquire an additional eleven underground machines. Two pieces have already arrived and all equipment will arrive prior to December. This underground mining equipment will be spread throughout the Company's three mines. These new machines are larger and more efficient then what is presently being used and will assist in further optimizing the operations. As part of the agreement, First Majestic and Sandvik agreed on a financing facility which spreads the payments out over the next two years.

Reserve and Resource development remains to be a high priority of the Company. Presently nine drill rigs are operating; six at La Parrilla and three at San Martin Silver Mine. Two additional rigs are on the way to San Martin and should be mobilized within two weeks. In addition, two drill rigs are being added at La Encantada; one this month and the second in August. During the quarter, all three mines received newly updated NI 43-101 Resource estimates. Management was pleased to see the Reserve and Resource development and estimates at both the La Parrilla and La Encantada were well ahead of expectations. Also, a total of 8,379 meters of diamond drilling was completed over 28 holes at La Parrilla and 693 metres of diamond drilling over 12 holes was completed at San Martin during the quarter. Significant underground development is also continuing at all three operations with a total of 4,985 meters being completed during the quarter. This activity is ongoing and is for the purpose of mining activity, grade control, development of additional resources and exploration. In addition, during the quarter an IP and AR Geophysics program of approximately 50 km commenced on the newly acquired land package surrounding the La Parrilla mine.

The following summary tables were taken from the completed La Parrilla Silver Mine, San Martin Silver Mine and La Encantada Silver Mine NI 43-101 Technical Reports prepared by QPs Leonel López, CPG-Principal Geologist and Richard Addison, PE, C.Eng., Principal Process Engineer, both of Pincock Allen & Holt, Lakewood, Colorado (PAH). These three properties are wholly-owned by First Majestic. It should be noted that Proven and Probable Mineral Reserves and Total Measured + Indicated Resources and Total Inferred Resources in the tables below are exclusive of each other and are not combined. The calculation of Measured + Indicated Resources assumes 100 percent "in situ" resources and does not include mine dilution, nor mine and metallurgical recovery. All estimates based on Minimum Mining Width > 2.00m. No mine recovery included. Inferred resources are presented in rounded figures. All silver grades are reported in grams per metric tonne, while Pb and Zn are reported in percentage (%). All Reserve / Resource estimates have been prepared in accordance with Best Practice Guidelines adopted by CIM on November 14, 2004, as amended.

**Reserves (Proven and Probable)**

| Mine | Tonnage | Silver Grade (g/t) | Silver Only (oz) | Silver Including Credits (oz) |
|---|---|---|---|---|
| La Parrilla Silver Mine (A) | 403,014 | 271 | 3,517,109 | 3,660,727 |
| San Martín Silver Mine (B) | 492,023 | 290 | 4,594,804 | 4,962,389 |
| La Encantada Silver Mine (C) | 633,506 | 403 | 8,206,336 | 8,389,646 |
| **Total** | | | | **17,012,762** |

**Resources (Measured + Indicated)**

| Mine | Tonnage | Silver Grade (g/t) | Silver Only (oz) | Silver Including Credits (oz) |
|---|---|---|---|---|
| La Parrilla Silver Mine (A) | 1,095,703 | 358 | 12,632,006 | 13,169,493 |
| San Martín Silver Mine(B) | 1,797,965 | 250 | 14,451,468 | 15,624,740 |
| La Encantada Silver Mine (C) | 1,414,470 | 276 | 12,548,168 | 12,957,533 |
| **Total** | | | | **41,751,766** |

**Resources (Inferred)**

| Mine | Tonnage | Silver Grade (g/t) | Silver Only (oz) | Silver Including Credits (oz) |
|---|---|---|---|---|
| La Parrilla Silver Mine (A) | 4,109,291 | 255 | 33,744,510 | 35,784,493 |
| San Martín Silver Mine (B) | 2,737,800 | 201 | 17,750,000 | 22,665,655 |
| La Encantada Silver Mine (C) | 1,479,023 | 200 | 9,587,585 | 10,015,550 |
| **Total** | | | | **68,465,698** |

(A) La Parrilla Silver Mine
(1) Silver equivalent based on sales. Prices used for evaluation: Ag – US$10/oz; Au – US$570/oz; Pb – US$0.50/lb.
(2) Oxides Ag equivalent includes Gold Credit based on FMRM sales. Au Credit = 0.15 g/tonne Au X Met. Rec X Payable Au X Au price = $1.61 = 5 g/tonne Ag.
(3) Sulphides Ag equivalent includes Pb credit = 20.6 g/tonne Ag. Pb Credit = (1.00 X 2204/100) X 0.70 X 0.85 X US$0.50 = US$6.61/tonne.
(4) Cut Off Grade estimated as 225 g/tonne Ag net of Au credit in oxide ores; and 235 g/tonne Ag net of Pb credit in sulphide ores. Zinc not considered.
(B) San Martín Silver Mine
(1) Mineral Reserves are estimated as Mineable Reserves, including estimates of mine dilution and recovery in addition to 8 % credit for Au and Pb based on sales records for 2006. These reserves do not include metallurgical recovery.
(2) Silver equivalent ounces are 8 % of the silver content, based on the contribution of Pb and Au to revenue for 2006.
(3) The resources categories in the PAH Technical Report used an economic cut-off grade based solely on silver for the total operating costs and process recoveries of 5.84 oz Ag/tonne or 182g Ag/tonne. PAH's economic breakeven cut-off grade including the gold & lead contribution for 2006 of 8 % of silver sales, converted to an equivalent silver grade was 5.38 oz Ag equivalent/tonne or 167g Ag Eqv/tonne. In order to report the equivalent silver values, 182 g/tonne Ag was used in the report and the silver equivalent values are calculated according to the following formula: Ag Eqv. oz. = $52(($10.00x0.891)+$0.75), where $0.75 is equivalent to 8% of silver sales as contribution of Pb + Au for 2006; $52 is total operating cost per tonne and $10 is the price per Ag ounce.
(4) Inferred resources are estimated as silver only for oxidized mineralization, including 8% contribution for Pb and Au, based on sales records.
(5) Inferred resources in sulfides mineralization are estimated as silver equivalent with contributions by Pb and Zn based on prices as follows: Ag-$10/oz; Pb-$0.50/lb and Zn-$1.50/lb, or the equivalent of Pb-1%=34 g Ag/tonne, and Zn-1%=103 g Ag/tonne. These resource estimates are "in situ" resources and do not include mine dilution, mine and metallurgical recoveries, nor freight, or smelter and refining charges.

(C) La Encantada Silver Mine
(1) Cut Off Grade estimated as 271 g/tonne Ag only; and 262 g/tonne Ag eq net of Pb credit. (COG=Operating Costs / Ag $10/oz X Mill Recovery X Smelter Payment).
(2) Silver equivalent includes Pb credit, at prices US$10/oz-Ag, $0.50/lb-Pb. Pb credit=9 g/tonne-Ag. (Pb revenue) = (Pb in concentrates X 63% X 0.50/lb). Pb credit = 9 g/tonne Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5) Zinc is not recovered at this time.
(6) Dump stockpile included in Measured Resource.
(7) La Morena sulphides deposit requires additional test work.

Presently, all drilling activity at the San Martin is taking place from underground areas. This drill program is focusing on developing oxide resources in the upper parts of the mine. During the quarter, surface geological mapping was taking place to define diamond drill targets in the North-South structural system where some intersections of high grade silver ore are indicating new areas of interest. Also, a new exploration target in the Rosario-Condesa system was defined (Cinco Senores) where some old workings were discovered. The two drill rigs arriving shortly will be focusing on these areas from surface.

At La Encantada, a total of 744 metres of pressure drilling was completed in the tailing ponds. A 50 meter grid consisting of 49 holes was drilled into Tailings Pond 1 & 2. The purpose of this program was to define additional resources which were not included in the last NI 43-101 report. Initial metallurgical tests completed by SGS de Mexico, SA de CV., lab in Durango City confirmed the possibility of economically recovering the silver contained in these tailings ponds. An economic evaluation is currently underway to evaluate the feasibility of adding a cyanidation circuit to the mill and what level of expansion would be most optimal.

At the Company's recently acquired San Juan and Perseverancia silver mines located in Chalchihuites about 60 kilometres away from the La Parrilla, mine development and exploration is continuing. A 600 metre ramp is under construction at San Juan, with 300 metres completed to date. 50 tonnes of high grade ore is being removed from the mine daily and being shipped to the La Parrilla mill. The final payment for the Perseverancia was made in the quarter ending June 30, resulting in the Company now owning 100% of this high grade silver mine. This past-producing mine is presently being upgraded and rehabilitated to start production on its high grade chimney areas. Ore production is expected to start at the Perseverancia in the latter half of the third quarter at a rate of 50 tonnes per day. This ore will be shipped to the La Parrilla mill for processing.

Also in the quarter the Company was pleased to receive the permit for the construction of a new tailings dam for the La Parrilla mine. Construction of this new dam began in the second week of May and is expected to be completed within 6 months.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.



**Securities Commission**

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

**First Majestic Silver Corp.**

---

Receipt for (Final) Short Form Prospectus dated **July 25, 2007** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **25th** day of **July, 2007**.

*"J. William Slattery"*

J. William Slattery, C.A.
Deputy Director, Corporate Finance

Project # 1127788

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

**TSX Venture Exchange – FR**
**Pink Sheets – FRMSF**
**Frankfurt – FMV (WKN: A0LHKJ)**

**August 8, 2007**

## GRANT OF STOCK OPTIONS

First Majestic Silver Corp. (FR.V) (the "Company") reports the granting of 100,000 stock options exercisable at a price of $4.17 per share for a three-year period to an officer of the Company. The stock options are subject to vesting pursuant to the terms of the Company's Stock Option Plan and the grant is subject to regulatory approval.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

**FIRST MAJESTIC SILVER CORP.**

*"signed"*

Keith Neumeyer
President & CEO

*This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.*

*The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

**Item 2. Date of Material Change**

August 8, 2007

**Item 3. News Release**

The Company disseminated a press release through the services of Canada Stockwatch.

**Item 4. Summary of Material Change**

The Company reported the granting of 100,000 stock options.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

The Company reported the granting of 100,000 stock options exercisable at a price of $4.17 per share for a three-year period to an officer of the Company. The stock options are subject to vesting pursuant to the terms of the Company's Stock Option Plan and the grant is subject to regulatory approval.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

**Item 9. Date of Report**

August 8, 2007


FIRST MAJESTIC
SILVER CORP.




CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2007 (UNAUDITED)

**MANAGEMENT'S COMMENTS ON**
**UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS**

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

Suite 1805 – 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

**FIRST MAJESTIC SILVER CORP.**
**CONSOLIDATED BALANCE SHEETS**
**AS AT JUNE 30, 2007 AND DECEMBER 31, 2006 (UNAUDITED)**

| | June 30, 2007<br>$ | December 31, 2006<br>$ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 17,452,035 | 17,870,712 |
| Trade receivables | 3,367,041 | 1,200,362 |
| Other receivables (Note 4) | 5,324,638 | 5,893,538 |
| Inventory | 1,914,453 | 1,688,451 |
| Prepaid expenses | 2,330,996 | 61,025 |
| | **30,389,163** | **26,714,088** |
| **MINERAL PROPERTY INTERESTS** (Note 5) | 145,451,809 | 138,870,884 |
| **PROPERTY, PLANT AND EQUIPMENT** (Note 7) | 21,196,033 | 19,776,682 |
| **DEPOSITS ON LONG-TERM ASSETS** | 1,598,739 | - |
| | **198,635,744** | **185,361,654** |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued liabilities | 7,107,005 | 8,557,624 |
| Current portion of long-term vendor liability | 13,341,380 | 13,341,380 |
| Current portion of Arrangement liability | 388,836 | 388,836 |
| Liability for the acquisition of Desmin | - | 1,165,300 |
| Employee profit sharing payable (Note 14) | 431,104 | 293,989 |
| Income taxes payable | 1,220,502 | 394,128 |
| | **22,488,827** | **24,141,257** |
| **LONG TERM VENDOR LIABILITY** | - | 13,341,380 |
| **LONG TERM ARRANGEMENT LIABILITY** | 388,836 | 388,836 |
| **FUTURE INCOME TAXES** | 34,256,532 | 36,784,192 |
| **OTHER LONG TERM LIABILITIES** | 1,254,927 | 1,518,304 |
| **ASSET RETIREMENT OBLIGATION** | 5,969,484 | 3,898,085 |
| | **64,358,606** | **80,072,054** |
| **SHAREHOLDERS' EQUITY** | | |
| **SHARE CAPITAL** (Note 8) | 111,150,413 | 103,466,619 |
| **SHARE CAPITAL TO BE ISSUED** | 9,286,155 | 9,294,020 |
| **SPECIAL WARRANTS** (Note 8(d)) | 32,104,084 | - |
| **CONTRIBUTED SURPLUS** (Note 9) | 12,893,156 | 11,720,436 |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME** | 234,627 | 7,910,502 |
| **DEFICIT** | (31,391,297) | (27,101,977) |
| | **134,277,138** | **105,289,600** |
| | **198,635,744** | **185,361,654** |

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 13)
COMMITMENTS (Note 14)

(signed) "Keith Neumeyer" Director (signed) "Douglas Penrose" Director

The accompanying notes are an integral part of these interim consolidated financial statements.

**FIRST MAJESTIC SILVER CORP.**
**CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS**
**FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)**

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| Revenue (Note 10) | 10,846,344 | 2,725,624 | 21,004,966 | 3,397,059 |
| Cost of sales (excluding amortization and depreciation) | 8,146,675 | 2,158,591 | 14,929,566 | 2,755,540 |
| | 2,699,669 | 567,033 | 6,075,400 | 641,519 |
| General and administrative | 2,612,225 | 2,477,273 | 5,408,434 | 3,365,082 |
| Amortization and depreciation | 472,317 | 169,611 | 928,260 | 219,340 |
| Depletion | 1,586,800 | 1,366,618 | 3,041,277 | 1,551,150 |
| Accretion of reclamation obligation | 50,017 | 20,458 | 132,104 | 42,715 |
| Write off of mineral properties | - | 384,930 | - | 384,930 |
| Operating loss | (2,021,690) | (3,851,857) | (3,434,675) | (4,921,698) |
| Interest and financing expenses | (343,142) | (135,972) | (749,406) | (135,972) |
| Investment and other income | 324,529 | 129,557 | 439,021 | 226,052 |
| Foreign exchange gain (loss) | 472,955 | 21,413 | 38,051 | (1,240) |
| Dilution gain on shares issued by subsidiary | - | (89,283) | - | (89,283) |
| Loss before taxes and non-controlling interest | (1,567,348) | (3,926,142) | (3,707,009) | (4,922,141) |
| Income tax (recovery) expense | (339,926) | (204,901) | 582,311 | (204,901) |
| Non-controlling interest | - | 569,382 | - | 569,382 |
| **Net loss for the period** | **(1,227,422)** | **(3,151,859)** | **(4,289,320)** | **(4,147,858)** |
| **BASIC AND DILUTED LOSS PER COMMON SHARE** | **(0.02)** | **(0.09)** | **(0.08)** | **(0.13)** |
| **WEIGHTED AVERAGE SHARES OUTSTANDING** | **53,646,178** | **34,103,415** | **53,001,930** | **32,671,951** |

The accompanying notes are an integral part of these interim consolidated financial statements.

**FIRST MAJESTIC SILVER CORP.**
**CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME**
**FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)**

| | Share capital | | | Special | Contributed | Accumulated other comprehensive | | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | To be issued | Warrants | Surplus | Income | Deficit | Total |
| | | $ | $ | $ | $ | $ | $ | $ |
| **Balance at December 31, 2005** | 30,681,091 | 36,198,724 | - | - | 1,273,788 | - | (15,365,927) | 22,106,585 |
| Net loss | - | - | - | - | - | - | (4,147,858) | (4,147,858) |
| Other comprehensive income | | | | | | | | |
| Cumulative translation adjustment | - | - | - | - | - | (154,205) | - | (154,205) |
| Total comprehensive loss | | | | | | | | (4,302,063) |
| Shares issued for | | | | | | | | |
| Exercise of options | 520,000 | 819,500 | - | - | - | - | - | 819,500 |
| Exercise of warrants | 3,637,066 | 7,524,995 | - | - | - | - | - | 7,524,995 |
| Acquisition of mineral properties | 200,000 | 450,000 | - | - | - | - | - | 450,000 |
| Special warrants issued | - | - | - | 26,074,894 | - | - | - | 26,074,894 |
| Compensation options issued during during the period | - | - | | (550,000) | 550,000 | - | - | - |
| Stock option expense during the period net of non-controlling interest portion of $356,712 | - | - | - | - | 1,243,006 | - | - | 1,243,006 |
| Warrants issued during the period | - | (1,470,000) | | - | 1,470,000 | - | - | - |
| Share issuance costs during the period | - | (7,250) | - | - | - | - | - | (7,250) |
| Transfer of contributed surplus upon exercise of stock options | - | 264,500 | - | - | (264,500) | - | - | - |
| Balance at June 30, 2006 | 35,038,157 | 43,780,469 | - | 25,524,894 | 4,272,294 | (154,205) | (19,513,785) | 53,909,667 |
| | | - | | | - | | | |
| Balance at December 31, 2006 | 51,698,630 | 103,466,619 | 9,294,020 | - | 11,720,436 | 7,910,502 | (27,101,977) | 105,289,600 |
| Net loss | - | - | - | - | - | - | (4,289,320) | (4,289,320) |
| Other comprehensive income | | | | | | | | |
| Cumulative translation adjustment | - | - | - | - | - | (7,675,875) | - | (7,675,875) |
| Total comprehensive loss | | | | | | | | (11,965,195) |
| Shares issued for | | | | | | | | |
| Exercise of options | 917,500 | 1,980,050 | - | - | - | - | - | 1,980,050 |
| Exercise of warrants | 1,092,500 | 2,839,375 | - | - | - | - | - | 2,839,375 |
| For First Silver arrangement | 1,625 | 7,865 | (7,865) | - | - | - | - | - |
| For acquisition of La Encantada | 382,582 | 2,000,904 | - | - | - | - | - | 2,000,904 |
| Special warrants issued | - | - | - | 32,104,084 | - | - | - | 32,104,084 |
| Stock option expense during the period | - | - | - | - | 1,694,876 | - | - | 1,694,876 |
| Warrants issued during the period | - | - | - | - | 333,444 | - | - | 333,444 |
| Transfer of contributed surplus upon exercise of stock options | - | 855,600 | - | - | (855,600) | - | - | - |
| **Balance at June 30, 2007** | 54,092,837 | 111,150,413 | 9,286,155 | 32,104,084 | 12,893,156 | 234,627 | (31,391,297) | 134,277,138 |

The accompanying notes are an integral part of these interim consolidated financial statements.

## FIRST MAJESTIC SILVER CORP.
## CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
## FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

| | Three Months Ended June 30, | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| **OPERATING ACTIVITIES** | | | | |
| Net loss for the period | (1,227,422) | (3,151,859) | (4,289,320) | (4,147,858) |
| Adjustment for items not affecting cash | | | | |
| Depletion | 1,586,800 | 1,366,618 | 3,041,277 | 1,551,150 |
| Amortization and depreciation | 528,325 | 74,005 | 1,032,870 | 125,253 |
| Stock-based compensation | 775,532 | 1,292,007 | 1,694,876 | 1,599,719 |
| Accretion of reclamation obligation | 50,017 | 20,458 | 132,104 | 42,715 |
| Future income taxes | (355,803) | (408,391) | (657,653) | (408,391) |
| Other | 518,052 | (119,771) | (366,506) | (123,259) |
| Write off of mineral property interests | - | 384,930 | - | 384,930 |
| Unrealized gain on futures contracts | - | (182,917) | - | (182,917) |
| Loss on dilution of investment in subsidiary | - | 89,283 | - | 89,283 |
| Non-controlling interest | - | (569,382) | - | (569,382) |
| | 1,875,501 | (1,205,019) | 587,648 | (1,638,757) |
| Net change in non-cash working capital items | | | | |
| Increase in trade and other receivables | 774,409 | (94,988) | (1,448,241) | (715,030) |
| (Increase) decrease in inventory | 379,346 | 159,912 | (226,003) | 161,537 |
| (Increase) decrease in prepaid expenses | (2,233,688) | 78,910 | (2,269,970) | 78,910 |
| (Decrease) increase in accounts payable and accrued liabilities | (2,148,980) | 270,058 | (1,450,622) | 491,762 |
| Increase (decrease) in employee profit sharing payable | (182,371) | 156,692 | 137,115 | 156,692 |
| (Decrease) increase in taxes payable | (441,379) | 168,164 | 676,837 | 168,164 |
| | (1,977,162) | (466,271) | (3,993,236) | (1,296,722) |
| **INVESTING ACTIVITIES** | | | | |
| Acquisition costs of Minera La Encantada less cash acquired (Note 6) | - | - | (3,798,896) | - |
| Additions to plant and equipment | (1,508,205) | (2,881,494) | (3,956,732) | (3,310,982) |
| Expenditures on mineral property interests | (5,521,236) | (2,058,001) | (8,513,202) | (3,254,618) |
| Advances on long-term assets | (1,598,739) | - | (1,598,739) | - |
| Acquisition of First Silver Reserve Inc. less cash acquired | - | (23,348,787) | - | (23,348,787) |
| Decrease in silver future contract deposits | - | 449,876 | - | 449,876 |
| | (8,628,180) | (27,838,406) | (17,867,569) | (29,464,511) |
| **FINANCING ACTIVITIES** | | | | |
| Issuance of common shares and subscriptions, net of issue costs | 1,748,850 | 7,115,090 | 4,819,425 | 8,633,888 |
| Issuance of special warrants, net of issue costs | 32,104,084 | 26,074,894 | 32,104,084 | 26,074,894 |
| Payment of short-term vendor liability | (13,341,380) | - | (13,341,380) | - |
| Payment of liability for acquisition of Desmin | (576,450) | - | (1,165,300) | - |
| Shares issued by subsidiary to non-controlling interest | - | 153,357 | - | 153,357 |
| | 19,935,104 | 33,343,341 | 22,416,829 | 34,862,139 |
| **INCREASE IN CASH AND CASH EQUIVALENTS** | 9,329,762 | 5,038,664 | 556,024 | 4,100,906 |
| **EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY** | (804,308) | - | (974,701) | - |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD** | 8,926,581 | 11,533,124 | 17,870,712 | 12,470,882 |
| **CASH AND CASH EQUIVALENTS - END OF THE PERIOD** | 17,452,035 | 16,571,788 | 17,452,035 | 16,571,788 |
| **CASH AND CASH EQUIVALENTS IS COMPRISED OF:** | | | | |
| Cash | 3,161,801 | 5,606,367 | 3,161,801 | 5,606,367 |
| Term deposits | 14,290,234 | 10,965,421 | 14,290,234 | 10,965,421 |
| | 17,452,035 | 16,571,788 | 17,452,035 | 16,571,788 |
| **NON CASH INVESTING AND FINANCING ACTIVITIES:** | | | | |
| Issuance of vendor liability on the acquisition of First Silver Reserve Inc. | - | 26,682,759 | - | 26,682,759 |
| Fair value of warrants upon completion of private placements | - | 1,470,000 | - | 1,470,000 |
| Fair value of compensation options issued as part of special warrants | - | 550,000 | - | 550,000 |
| Reclass of plant and equipment to mineral property interests | 5,881,047 | - | 5,881,047 | - |
| Issuance of shares for mineral property interests | - | - | - | 450,000 |
| Shares issued for acquisition of La Encantada | - | - | 2,000,904 | - |
| Fair value of warrants issued for acquisition of La Encantada | - | - | 333,443 | - |
| Transfer of contributed surplus to common shares for options exercised | 336,850 | 88,750 | 855,600 | 264,500 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Company trades on the TSX Venture Exchange under the symbol "FR".

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately its ability to achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that might be necessary, should the Company be unable to continue as a going concern.

## 2. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in according with GAAP have been omitted. The accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our most recent annual consolidated financial statements except as described in Note 3. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These interim financial statements should be read in conjunction with the Company's latest audited consolidated financial statements for the transition year ended December 31, 2006.

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, First Majestic Plata S.A. de C.V. (formerly First Majestic Resources Mexico, S.A. de C.V.) ("First Majestic Plata"), First Silver Reserve Inc. ("First Silver"), Minera El Pilon S.A. de C.V., ("El Pilon"), Desmin S.A. de C.V. ("Desmin") and Minera La Encantada S.A. de C.V. ("La Encantada") (Note 6). Inter-company balances and transactions are eliminated on consolidation. Subsequent to the period end, the Company effected a change in its corporate structure (see Note 15(e)).

In 2006, the Company changed its fiscal year end from June 30 to December 31. As a result, these financial statements include the financial position as at June 30, 2007, and the results of operations and changes in cash flows for the three and the six months then ended. The comparative figures include the financial position as at December 31, 2006, and the results of operations and changes in cash flows for the three and the six months ended June 30, 2006. Certain of the comparative figures of the prior periods have been reclassified to conform with the presentation as at and for the period ended June 30, 2007.

## 3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

***Significant accounting changes***

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 3251, Equity.

*(i)* *Comprehensive income*

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company's net investment in self-sustaining foreign operations. The Company has included in its interim consolidated financial statements, a combined statement of shareholders' equity and comprehensive loss for the changes in these items during the first six months of 2007. Cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"). Generally, gains and losses remain part of the balance of AOCI, until GAAP requires their recognition in net income. Prior financial statements retroactively reflect the classification of the currency translation adjustments on the Company's net investment in self-sustaining operations as a component of other comprehensive loss.

*(ii)* *Financial Instruments – Recognition and Measurement and Hedges*

Section 3855 establishes standards for recognizing and measuring financial assets, liabilities, and non-financial derivatives. Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interests and other business income. Loans and receivables and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company's consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instrument are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

## 3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

*Impact on Adoption of Section 1530 and 3855*

The adoption of these four sections had no material impact on the results of operations and financial position of the Company other than the translation adjustment relating to the Company's net investment in self-sustaining subsidiaries is recorded as a component of comprehensive loss for the six months ended June 30, 2007 in the amount of $7,675,875 (2006 - $154,205) and the cumulative translation adjustment at December 31, 2006 in the amount of $7,910,502 is recorded as accumulated other comprehensive income as at that date.

## 4. OTHER RECEIVABLES

Details of the components of other receivables are as follows:

| | June 30, 2007 |
|---|---|
| | $ |
| Value added tax and GST recoverable | 4,550,337 |
| Interest receivable | 30,662 |
| Advances to employees | 75,559 |
| Advances to suppliers | 668,080 |
| | 5,324,638 |

## 5. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests are as follows:

| | June 30, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Acquisition Costs | Deferred Exploration Costs | Total Costs | Acquisition Costs | Deferred Exploration Costs | Total Costs |
| | $ | $ | $ | $ | $ | $ |
| **MEXICO** | | | | | | |
| **Producing properties** | | | | | | |
| La Parrilla (a) | 4,966,216 | 10,652,993 | 15,619,209 | 4,791,406 | 1,527,602 | 6,319,008 |
| San Martin (b) | 18,699,292 | - | 18,699,292 | 23,493,057 | - | 23,493,057 |
| La Encantada (Note 6) | 7,962,598 | 479,008 | 8,441,606 | 1,741,643 | 20,056 | 1,761,699 |
| | 31,628,106 | 11,132,001 | 42,760,107 | 30,026,106 | 1,547,658 | 31,573,764 |
| **Exploration properties** | | | | | | |
| San Martin (b) [1] | 92,562,116 | 455,667 | 93,017,783 | 101,284,020 | - | 101,284,020 |
| Chalchihuites (c) | 4,993,475 | 1,840,834 | 6,834,309 | 2,730,020 | 1,068,199 | 3,798,219 |
| Candamena (d) (Note 15(f)) | 1,812,867 | 562,427 | 2,375,294 | 1,695,509 | 297,956 | 1,993,465 |
| Cuitaboca (e) [2] | 251,638 | 212,678 | 464,316 | 118,713 | 102,703 | 221,416 |
| | 99,620,096 | 3,071,606 | 102,691,702 | 105,828,262 | 1,468,858 | 107,297,120 |
| | 131,248,202 | 14,203,607 | 145,451,809 | 135,854,368 | 3,016,516 | 138,870,884 |

(1) This includes properties acquired from First Silver in the San Martin de Bolaños region, as well as other properties in Jalisco State referred to as the Jalisco Group of Properties.
(2) The Cuitaboca property was acquired from First Silver, however all costs are subsequent to acquisition.

Details of expenditures by nature and property are summarized in Schedule "A" – Consolidated Summary of Mineral Property Interest to these financial statements.

## 5. MINERAL PROPERTY INTERESTS (continued)

Mineral property options paid and future option payments are due as follows:

| | Note 5(a) La Parrilla US$ | Note 5(c) Chalchihuites US$ | Notes 5(d) and 15(f) Candamena US$ | Note 5(e) Cuitaboca US$ | Totals US$ |
|---|---|---|---|---|---|
| **Paid as at June 30, 2007** | 1,472,040 | 4,730,000 | 1,025,000 | 400,000 | 7,627,040 |
| **Future Option Payments** | | | | | |
| May 21, 2007 (subsequently paid) | 116,160 | - | - | - | 116,160 |
| May 22, 2007 (subsequently paid) | 123,520 | - | - | - | 123,520 |
| May 29, 2007 (subsequently paid) | - | - | 200,000 | - | 200,000 |
| June 8, 2007 | - | 1,000,000 | - | - | 1,000,000 |
| August 21, 2007 | 116,160 | - | - | - | 116,160 |
| August 22, 2007 | 123,520 | - | - | - | 123,520 |
| August 29, 2007 | - | - | 150,000 | - | 150,000 |
| September 7, 2007 | - | 30,000 | - | - | 30,000 |
| **Subtotal Q3 2007** | 479,360 | 1,030,000 | 350,000 | - | 1,859,360 |
| November 21, 2007 | 145,200 | - | - | - | 145,200 |
| November 22, 2007 | 154,400 | - | - | - | 154,400 |
| November 25, 2007 | - | - | - | 150,000 | 150,000 |
| November 29, 2007 | - | - | 675,000 | - | 675,000 |
| **Subtotal Q4 2007** | 299,600 | - | 675,000 | 150,000 | 1,124,600 |
| February 21, 2008 | 145,200 | - | - | - | 145,200 |
| February 22, 2008 | 154,400 | - | - | - | 154,400 |
| February 29, 2008 | - | - | 600,000 | - | 600,000 |
| March 1, 2008 | - | 65,000 | - | - | 65,000 |
| **Subtotal Q1 2008** | 299,600 | 65,000 | 600,000 | - | 964,600 |
| May 21, 2008 | 217,800 | - | - | - | 217,800 |
| May 22, 2008 | 231,600 | - | - | - | 231,600 |
| May 25, 2008 | - | - | - | 175,000 | 175,000 |
| May 29, 2008 | - | - | 1,575,000 | - | 1,575,000 |
| **Subtotal Q2 2008** | 449,400 | - | 1,575,000 | 175,000 | 2,199,400 |
| November 25, 2009 | - | - | - | 200,000 | 200,000 |
| November 29, 2008 | - | - | 3,375,000 | - | 3,375,000 |
| **Subtotal Q3 2008** | - | - | 3,375,000 | 200,000 | 3,575,000 |
| **Subtotal Q4 2008** | - | - | - | - | - |
| **FY 2009 and beyond** | - | - | - | 1,575,000 | 1,575,000 |
| **Future Option Payments** | 1,527,960 | 1,095,000 | 6,575,000 | 2,100,000 | 11,297,960 |
| **Totals** | 3,000,000 | 5,825,000 | 7,600,000 | 2,500,000 | 18,925,000 |

**5. MINERAL PROPERTY INTERESTS (continued)**

(a) La Parrilla Silver Mine, Durango

The La Parrilla Silver Mine is located approximately 65 kilometres southeast of the city of Durango, Mexico and includes mining equipment, a processing mill, and mining concessions covering an area of 53,000 hectares including the concessions acquired below and the staking of an additional claim block of 18,466 hectares in October 2006. The La Parrilla Mine began commercial silver production in October 2004.

In September 2005, the Company acquired a 100% interest in mineral claims known as the La Encarnacion and San Ignacio Dos mining claims at La Parrilla, Durango, Mexico.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico. The Company has the option to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years (US$1,472,040 paid as at June 30, 2007). Payments totalling US$239,680 due May 21, 2007 and May 22, 2007 pursuant to the agreements were paid subsequent to June 30, 2007.

In addition, the agreements call for a net smelter royalty ("NSR") of 1.5% of sales revenues to a maximum of US$2,500,000. The Company has the option to purchase the NSR at any time for US$2,000,000.

(b) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine, located near the town of San Martin de Bolaños in Northern Jalisco State, Mexico, comprises approximately 7,840 hectares of mineral rights and approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of land at the mill site. The Company owns 100% of the San Martin Silver Mine, a producing mining property.

The Company has estimated the cost of the San Martin Silver Mine which has proven and probable reserves, and is carrying the associated asset categorized with other producing properties. The estimated cost of the property which relates to the value beyond proven and probable is classified as an exploration property.

(c) Chalchihuites Group Properties, Zacatecas

On June 8, 2004, the Company entered into an option agreement to acquire five mining concessions and one mining exploration concession covering with a total of 88.84 hectares located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate amount of US$4,000,000 payable over a three-year period to June 8, 2007 and incurring a total of US$500,000 of expenditures on the property over the same three-year period. Of the final US$2,000,000 payment due June 8, 2007 to complete the option, US$1,000,000 was paid during the period and the remaining US$1,000,000 is being held in trust pending registration of the concessions with the Mexican mining registry. In connection therewith, a finder's fee in the amount of $176,934 (US$165,870) was paid to a director of the Company.

**5. MINERAL PROPERTY INTERESTS (continued)**

(c) Chalchihuites Group Properties, Zacatecas (continued)

On July 7, 2004, the Company entered into an option agreement to acquire ten additional concessions comprising of 204 hectares adjoining the north-west boundary of the land package. The total consideration is US$1,650,000 payable over a three-year period. The terms of this option agreement were satisfied in the period ended June 30, 2007. In connection therewith, a finder's fee in the amount of $77,808 (US$68,422) was paid to a director of the Company.

On August 29, 2005, the Company entered into an option agreement to acquire the La Esperanza and the San Rafael mining concessions comprising approximately 29 hectares in the Chalchihuites area for a total purchase price of US$175,000 payable over a three-year period.

At June 30, 2007, US$4,730,000 had been paid pursuant to these option agreements.

A finder's fee in the aggregate of US$7,257 (2006 - US$303,750) is payable to a director of the Company in the event that the remaining option agreement is exercised.

(d) Candameña Mining District Property, Chihuahua (Note 15(f))

In December 2004, the Company signed two option agreements for the purchase of the Candameña Mining District Property ("Candameña") located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares. The payment schedule to one of the agreements was amended on May 24, 2005, November 30, 2006 and March 26, 2007 and a 1% NSR, payable up to a maximum of US$4,000,000, was cancelled on November 30, 2006.

Future option payments amount to US$7,600,000 at June 30, 2007 and are payable over a four-year period (US$1,025,000 paid as at June 30, 2007) pursuant to the terms of the amended option agreements. Payments totalling US$200,000 due May 29, 2007 pursuant to the agreements were paid subsequent to June 30, 2007.

(e) Cuitaboca Silver Project, Sinaloa, Mexico

On November 25, 2004, the Company entered into an option agreement with Consorcio Minero Latinamericano, S.A. de C.V. ("Consorcio"), a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims (the "Cuitaboca Silver Project") covering 3,718 hectares located in the State of Sinaloa, Mexico. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments through November 25, 2010 (US$400,000 paid as at June 30, 2007). A 2.5% NSR on the claims may be purchased for an additional US$500,000 at any time during the term of the agreement or for a period of 12 months thereafter.

## 6. ACQUISITION OF MINERA LA ENCANTADA S.A. DE C.V.

In December 2006, the Company signed a letter of agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C.V. ("La Encantada"), a Mexican mining company owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S. A. de C.V. for the purchase price of US$3,250,000 and a 4% NSR. La Encantada's primary asset is the La Encantada Silver Mine in Coahuila State, Mexico. A non-refundable deposit of US$1,000,000 was made on the date of the agreement and the balance was paid upon closing on March 20, 2007. Pursuant to the terms of the agreement, the Company exercised its option to acquire the 4% NSR in exchange for 382,582 common shares at a value of $5.23 per share and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period. The warrants were valued at $333,443 using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.02%, estimated volatility of 72%, expected life of 2 years and expected dividend yield of 0%).

At closing, all royalties underlying the La Encantada Silver Mine, including the royalty agreement with Desmin, were cancelled.

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

| Consideration: | $ |
|---|---|
| Cash paid (US$3,250,000) | 3,798,896 |
| 382,582 common shares issued | 2,000,904 |
| Fair value of 191,291 share purchase warrants issued | 333,443 |
| | 6,133,244 |
| Allocation of purchase price | |
| Net working capital | - |
| Mineral property interests | 7,032,536 |
| Plant and equipment | 4,155,290 |
| Asset retirement obligation | (2,305,800) |
| Future income taxes | (2,748,782) |
| | 6,133,244 |

The preliminary determination of the fair value of the La Encantada's assets and liabilities acquired is based on management's best estimate at the date of these financial statements. The Company has not completed its assessment of the fair value of the assets acquired which includes obtaining independent valuations for certain assets and liabilities, and expects to complete the process and finalize its estimates in the fiscal year. Any changes to the preliminary allocation of fair value of the La Encantada net assets acquired will be recorded in the period they are determined.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

## 7. PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

| | June 30, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| La Parrilla Silver Mine | 12,016,943 | 625,325 | 11,391,618 | 13,835,500 | 416,209 | 13,419,291 |
| San Martin Silver Mine | 6,172,718 | 1,070,594 | 5,102,124 | 6,116,717 | 213,952 | 5,902,765 |
| La Encantada Silver Mine | 4,619,753 | 83,063 | 4,536,690 | 435,225 | 57,268 | 377,957 |
| Other | 238,637 | 73,036 | 165,601 | 104,303 | 27,634 | 76,669 |
| | 23,048,051 | 1,852,018 | 21,196,033 | 20,491,745 | 715,063 | 19,776,682 |

Details by specific assets are as follows:

| | June 30, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| Land | 990,766 | - | 990,766 | 66,049 | - | 66,049 |
| Automobile | 267,904 | 3,725 | 264,179 | 262,552 | 18,317 | 244,235 |
| Buildings | 3,291,344 | 102,597 | 3,188,747 | 1,005,504 | 71,551 | 933,953 |
| Machinery and equipment | 17,694,276 | 1,633,768 | 16,060,508 | 7,751,740 | 577,649 | 7,174,091 |
| Computer equipment | 292,320 | 66,396 | 225,924 | 48,646 | 12,686 | 35,960 |
| Office equipment | 173,663 | 45,531 | 128,132 | 184,759 | 34,605 | 150,154 |
| Construction in progress | 337,777 | - | 337,777 | 11,172,495 | 255 | 11,172,240 |
| | 23,048,050 | 1,852,017 | 21,196,033 | 20,491,745 | 715,063 | 19,776,682 |

## 8. SHARE CAPITAL

*(a)* ***Authorized*** - unlimited number of common shares without par value

| *Issued* | June 30, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Shares | $ | Shares | $ |
| Balance - beginning of period | 51,698,630 | 103,466,619 | 35,038,157 | 43,780,469 |
| Issued during the period | | | | |
| For cash: | | | | |
| Exercise of options | 917,500 | 1,980,050 | 255,000 | 579,750 |
| Exercise of warrants | 1,092,500 | 2,839,375 | 184,316 | 414,711 |
| Private placements | - | - | 4,429,250 | 12,419,500 |
| For exercise of special warrants | - | - | 7,000,000 | 22,885,359 |
| For First Silver Arrangement | 1,625 | 7,865 | 4,791,907 | 23,192,830 |
| For acquisition of La Encantada (Note 5) | 382,582 | 2,000,904 | - | - |
| Transfer of contributed surplus for stock options exercised | - | 855,600 | - | 194,000 |
| Balance - end of the period | 54,092,837 | 111,150,413 | 51,698,630 | 103,466,619 |

## 8. SHARE CAPITAL (CONTINUED)

### *(b) Stock Options*

In September 2006, the Company adopted a new stock option plan (the "2006 Plan") to replace the previous stock option plan, approved by the Company's shareholders on December 15, 2005. The maximum number of shares reserved for issuance under the 2006 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the six months ended June 30, 2007, are as follows:

| | Six Months Ended June 30, 2007 | | | Year Ended December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price ($) | Weighted Average Remaining Life | Number of Shares | Weighted Average Exercise Price ($) | Weighted Average Remaining Life |
| Balance, beginning of the period | 5,052,500 | 3.30 | 2.34 years | 2,954,600 | 2.43 | 1.46 years |
| Granted | 455,000 | 5.14 | 3.79 years | 2,427,900 | 4.26 | 3.86 years |
| Exercised | (917,500) | 2.16 | 0.30 years | (255,000) | 2.27 | 0.31 years |
| Cancelled or expired | (212,500) | 4.33 | 0.00 years | (75,000) | 3.97 | 1.53 years |
| Balance, end of the period | 4,377,500 | 3.68 | 2.44 years | 5,052,500 | 3.30 | 2.34 years |

The following table summarizes both the stock options outstanding and those that are exercisable at June 30, 2007:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 2.10 | 25,000 | 25,000 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 225,000 | 225,000 | December 16, 2007 |
| 1.79 | 180,000 | 180,000 | January 12, 2008 |
| 3.75 | 25,000 | 18,750 | March 8, 2008 |
| 4.05 | 100,000 | 75,000 | March 20, 2008 |
| 5.04 | 49,600 | 37,200 | April 25, 2008 |
| 4.55 | 25,000 | 12,500 | July 6, 2008 |
| 3.29 | 50,000 | 25,000 | October 16, 2008 |
| 3.28 | 100,000 | 50,000 | October 17, 2008 |
| 2.10 | 240,000 | 240,000 | November 9, 2008 |
| 2.45 | 650,000 | 650,000 | December 16, 2008 |
| 3.28 | 12,500 | 6,250 | June 13, 2009 |
| 4.32 | 945,400 | 472,700 | December 6, 2009 |
| 5.50 | 200,000 | 50,000 | February 1, 2010 |
| 4.64 | 75,000 | 18,750 | June 1, 2010 |
| 4.30 | 500,000 | 250,000 | June 19, 2011 |
| 4.32 | 245,000 | 122,500 | December 6, 2011 |
| 4.41 | 400,000 | 200,000 | December 22, 2011 |
| 5.00 | 155,000 | 38,750 | February 7, 2012 |
| 4.65 | 25,000 | 6,250 | June 20, 2012 |
| | 4,377,500 | 2,853,650 | |

## 8. SHARE CAPITAL (CONTINUED)

### *(b) Stock Options (continued)*

During the six months ended June 30, 2007, the Company granted stock options to directors, officers, employees and consultants to purchase 455,000 shares of the Company. Pursuant to the Company's policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $1,694,876 has been recorded as an expense in the period relating to stock options.

The fair value of stock options granted is estimated using the *Black-Scholes Option Pricing Model* with the following weighted average assumptions:

| | June 30, 2007 | December 31, 2006 |
|---|---|---|
| Risk-free interest rate | 4.3% | 3.9% |
| Estimated volatility | 69.6% | 80.5% |
| Expected life | 2.1 years | 2.9 years |
| Expected dividend yield | 0% | 0% |

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

### *(c) Share Purchase Warrants*

The changes in share purchase warrants for the period ended June 30, 2007 are as follows:

| | Six Months Ended June 30, 2007 | | | Year Ended December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry |
| Balance, beginning of the period | 8,766,271 | 4.02 | 1.12 years | 2,693,139 | 2.44 | 1.38 years |
| Issued (i) | 191,291 | 6.81 | 2.00 years | 6,257,448 | 4.65 | 1.50 years |
| Exercised | (1,092,500) | 2.60 | 0.74 years | (184,316) | 2.25 | 1.02 years |
| Balance, end of the period | 7,865,062 | 4.29 | 0.68 years | 8,766,271 | 4.02 | 1.12 years |

(i) The Company issued 191,291 warrants exercisable at a price of $6.81 per share for a two-year period as part of the acquisition of La Encantada (Note 6).

The following table summarizes the share purchase warrants outstanding at June 30, 2007:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 176,323 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,464,999 | October 20, 2007 |
| 2.60 | 1,400,000 | December 14, 2007 |
| 4.25 | 2,212,449 | November 27, 2008 |
| 6.81 | 191,291 | March 20, 2009 |
| | 7,865,062 | |

## 8. SHARE CAPITAL (CONTINUED)

### *(d) Special Warrants*

On May 10, 2007, the Company completed a private placement of Special Warrants for gross proceeds of $34,415,000 and net proceeds after expenses of the issue of $32,104,084. A total of 6,883,000 Special Warrants were sold at a price of $5.00 per Special Warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters"). Each Special Warrant is exercisable for one Unit of the Company and will be automatically exercised for one Unit of the Company on the date the Company obtains a final receipt for a prospectus qualifying the underlying shares. In the event the Company has not obtained a final receipt prior to the date that is eleven weeks after the closing date (July 26, 2007), each Special Warrant will be automatically exercised for 1.08 Units. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 expiring on November 10, 2008. The Underwriters received a commission of 5.5% of the gross proceeds of the offering at closing. Subsequent to the period end, the Special Warrants were exercised resulting in the issue of one Unit for each Special Warrant outstanding. See Note 15(d).

## 9. CONTRIBUTED SURPLUS

The components of contributed surplus are as follows:

| | Six Months Ended June 30, 2007 | Year Ended December 31, 2006 |
|---|---|---|
| | $ | $ |
| Balance, beginning of the period | 11,720,436 | 4,272,294 |
| Stock option expense during the period | 1,694,876 | 1,558,892 |
| Fair value of First Majestic options exchanged for First Silver options | - | 173,250 |
| Conversion of special warrants | - | 2,607,000 |
| Warrants issued during the period | 333,444 | 3,046,000 |
| Finder's warrants issued during the period | - | 257,000 |
| Transfer to share capital for options exercised during the period | (855,600) | (194,000) |
| | 12,893,156 | 11,720,436 |

## 10. REVENUE

Details of the components of revenue are as follows:

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| Revenues, silver dore bars and concentrates | 11,920,901 | 2,822,468 | 22,943,857 | 3,517,267 |
| Refining, smelting and transportation charges | (1,074,557) | (96,844) | (1,938,891) | (120,208) |
| Net reportable revenues | 10,846,344 | 2,725,624 | 21,004,966 | 3,397,059 |

## 11. RELATED PARTY TRANSACTIONS

During the period ended June 30, 2007, the Company:

(a) incurred $95,482 (2006 - $65,138) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $nil (2006 - $29,000) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $95,661 (2006 - $116,360) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

(d) paid $254,742 (US$234,292) (2006 - $nil) to a director of the Company as finder's fees upon the completion of certain option agreements relating to the Chalchihuites Group Properties.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

## 12. SEGMENTED INFORMATION

The Company considers that it has four operating segments. These reportable operating segments are summarized in the table below.

| | Six months ended June 30, 2007 | | | | |
|---|---|---|---|---|---|
| | El Pilon Mexican operations | First Majestic Plata operations | Desmin and La Encantada Mexican operations | Corporate and other eliminations (1) | Totals |
| Silver sales | $ 9,404,417 | $ 4,111,312 | $ 7,489,237 | $ - | $ 21,004,966 |
| Cost of sales | 7,809,886 | 3,465,377 | 3,654,303 | - | 14,929,566 |
| General and administrative expenses | 970,697 | 784,569 | 1,001,218 | 2,651,949 | 5,408,433 |
| Amortization and depreciation | 512,110 | 165,832 | 250,318 | - | 928,260 |
| Depletion | 2,883,112 | 119,207 | 38,958 | - | 3,041,277 |
| Earnings (loss) from operations | (2,822,257) | (450,606) | 2,514,570 | (2,651,950) | (3,410,243) |
| Net interest and other income | 103,368 | (439,152) | 10,924 | 52,527 | (272,333) |
| Income tax (recovery) expense | (219,755) | - | 802,065 | - | 582,310 |
| Net earnings (loss) | (2,499,135) | (889,758) | 1,723,429 | (2,599,424) | (4,264,888) |
| Total long lived assets | 117,283,512 | 37,843,603 | 12,978,297 | 165,601 | 168,271,013 |

(1) All corporate operations are in Canada.

## 12. SEGMENTED INFORMATION (continued)

| | Six months ended June 30, 2006 | | | | |
|---|---|---|---|---|---|
| | El Pilon Mexican operations | First Majestic Mexican operations | Desmin and La Encantada Mexican operations | Corporate and other eliminations (1) | Totals |
| Silver sales | $ 2,083,243 | $ 1,313,816 | $ - | $ - | $ 3,397,059 |
| Cost of sales | 1,525,260 | 1,230,280 | - | - | 2,755,540 |
| General and administrative expenses | 345,915 | 232,267 | - | 2,786,900 | 3,365,082 |
| Amortization and depreciation | 373,127 | (153,787) | - | - | 219,340 |
| Depletion | 947,992 | 603,158 | - | | 1,551,150 |
| Earnings (loss) from operations | (1,151,766) | (983,032) | - | (2,786,900) | (4,921,698) |
| Net interest, income and other items | (457,120) | 816,019 | - | (359,342) | (443) |
| Income tax recovery | (204,901) | - | - | - | (204,901) |
| Non-controlling interest | 569,382 | - | - | - | 569,382 |
| Net earnings (loss) | (834,603) | (167,013) | - | (3,146,242) | (4,147,858) |
| Total long lived assets | 74,316,438 | 16,985,450 | - | 52,765 | 91,354,653 |

(1) All corporate operations are in Canada.

## 13. CONTINGENT LIABILITIES

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Canada whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however the outcome of this litigation is not presently determinable.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The maximum potential remittance is approximately $4.0 million however the Company believes it has substantial defences to any claims, however, the outcome of this litigation is not presently determinable.

In July 2006, an action was commenced against the Company by a former executive who alleges that the Company breached a March 2005 stock option agreement. The plaintiff is seeking money damages or, if the court finds this inappropriate, 25,000 common shares of the Company plus interest. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

## 14. COMMITMENTS

Under Mexican regulations, employees (excluding directors and senior management) are eligible for a profit sharing bonus of 10% of annual profit (before taxes). The amount of the profit sharing bonus accrued as a component of cost of sales for the six months ended June 30, 2007 is $351,929 (2006 - $237,168) which will be paid to the employees of certain subsidiaries in May 2008.

In May 2007, the Company entered into an office premises lease for a period of four years and eight months commencing August 1, 2007. The premises lease commits the Company to a net annual rental expense of $47,030 in 2007, $112,872 in 2008 through 2011, and $28,210 in 2012. Additional annual operating costs are estimated at $106,056 per year ($8,838 per month) over the term of the lease. The Company provided a deposit of two months of rent equaling $42,879.

In June 2007, the Company entered into a lease commitment with a mining equipment supplier for the delivery of $4,215,371 (US$3,964,050) of equipment to be delivered over a period from July to November 2007. The Company has committed to pay 35% within 30 days of entering into the lease, 15% on arrival of the equipment, and the remaining 50% is to be paid in quarterly payments over a period of 24 months, financed at 9.5% interest over the term of the lease. None of this equipment was delivered prior to June 30, 2007, therefore no lease liability or leased assets have been recorded at June 30, 2007.

## 15. SUBSEQUENT EVENTS

Subsequent to June 30, 2007:

(a) The Company issued 50,000 common shares for proceeds of $122,500 pursuant to the exercise of stock options.

(b) The Company cancelled 50,000 stock options exercisable at a price of $4.30 per share originally expiring on June 19, 2011 and 100,000 stock options exercisable at a price of $4.32 per share originally expiring on December 6, 2009.

(c) The Company granted 100,000 stock options exercisable at a price of $4.17 per share expiring on August 8, 2010.

(d) The Company filed a short form prospectus dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 share purchase warrants issued upon the exercise of 6,883,000 Special Warrants.

(e) On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporacion First Majestic, S.A. de C.V., ("CFM") and effected a corporate restructuring of Desmin, La Encantada and First Majestic Plata, on August 14, 2007, such that the Company now holds the shares of FM Plata, Desmin and La Encantada, through CFM, which is a Mexican holding company for Mexican tax consolidation purposes. No gain or loss was recognized as a result of this restructuring.

(f) The Company entered into an agreement with Prospector Consolidated Resources Inc. ("Prospector") whereby Prospector has the right to acquire a 100% interest in the Company's option to the Candameña Mining District Property by paying $50,000 within five business days following the execution of the agreement (paid) and issuing 2,000,000 of its shares to the Company within five business days of regulatory approval or September 7, 2007, whichever is earlier. In the event that Prospector has not received regulatory approval by September 7, 2007, it must pay an additional US$150,000 to the Company by October 19, 2007 to satisfy an option commitment to the underlying vendor.

## SCHEDULE "A"

## FIRST MAJESTIC SILVER CORP.

## CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

## FOR THE PERIOD ENDED JUNE 30, 2007

| | La Parrilla | San Martin | Chalchihuites | Candamena | Cuitaboca | La Encantada | Total |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| **Balance - beginning of the period** | 6,319,008 | 124,777,077 | 3,798,219 | 1,993,465 | 221,416 | 1,761,699 | **138,870,884** |
| **Expenditures during the period** | | | | | | | |
| Consulting | 2,442 | - | 600,398 | 96,502 | - | - | **699,342** |
| Filing fees | 12,522 | - | 3,388 | 7,487 | - | - | **23,397** |
| Mine exploration costs | 9,110,426 | 455,670 | 168,849 | 160,481 | 109,975 | 458,951 | **10,464,352** |
| Reports and assays | - | - | - | - | - | - | **-** |
| | 9,125,390 | 455,670 | 772,635 | 264,470 | 109,975 | 458,951 | **11,187,091** |
| **Acquisition costs during the period (net)** | 291,336 | - | 2,263,455 | 117,359 | 132,925 | 7,032,536 | **9,837,611** |
| Less: depletion | (116,525) | (2,883,113) | - | - | - | (38,958) | **(3,038,596)** |
| Less: amortization of mining rights | - | - | - | - | - | (221,246) | **(221,246)** |
| Cumulative translation adjustment | - | (10,632,559) | - | - | - | (551,376) | **(11,183,935)** |
| **Balance, end of the period** | **15,619,209** | **111,717,075** | **6,834,309** | **2,375,294** | **464,316** | **8,441,606** | **145,451,809** |

**(See Note 5)**

## Form 52-109F2 *Certification of Interim Filings*

I ***Raymond L. Polman, Chief Financial Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.***, (the "Issuer") for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2007

*"Raymond L. Polman"*

Raymond L. Polman
Chief Financial Officer

**Form 52-109F2 *Certification of Interim Filings***

I ***Keith Neumeyer, Chief Executive Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.***, (the "Issuer") for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 29, 2007

*"Keith Neumeyer"*

Keith Neumeyer
Chief Executive Officer


RECEIVED
2008 APR -2 A 6:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


FIRST MAJESTIC
SILVER CORP.

# Management's Discussion and Analysis

**For the six-months ended June 30, 2007**

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Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: acctg@firstmajestic.com
www.firstmajestic.com

**FIRST MAJESTIC SILVER CORP.**
**MANAGEMENT'S DISCUSSION & ANALYSIS**

### *Forward-Looking Statements*

*Except for statements of fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company's Annual Information Form under the heading "Risk Factors". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.*

## 1.0 Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of First Majestic Silver Corp. ("First Majestic" or "the Company") should be read in conjunction with the accompanying interim consolidated financial statements for the six months ended June 30, 2007 and the audited consolidated financial statements for the six-month transition year ended December 31, 2006. Additional information on the Company, including the Company's Annual Information Form, is also available on SEDAR at www.sedar.com.

Pursuant to a resolution passed by shareholders on September 7, 2006, the Company changed its name from "First Majestic Resource Corp." to "First Majestic Silver Corp." on November 22, 2006. Consistent with the revised naming convention, on August 9, 2007, the Company changed the name of First Majestic Resources Mexico S.A. de C.V. to First Majestic Plata S.A. de C.V. ("FM Plata").

As a result of a corporate restructuring completed subsequent to June 30, 2007, this MD&A of First Majestic relates to the consolidated operations of the Company and its two wholly owned direct subsidiaries: Corporacion First Majestic S.A. de C.V. ("CFM"), and First Silver Reserve Inc ("First Silver"), the indirect wholly owned subsidiaries of CFM: Minera La Encantada S.A. de C.V. ("La Encantada"), Desmin S.A. de C.V. ("Desmin"), First Majestic Plata, S.A. de C.V. ("FM Plata"); and First Silver's wholly owned subsidiary Minera El Pilon S.A. de C.V. ("El Pilon").

During the period ended December 31, 2006, the Company changed its fiscal year-end from June 30 to December 31 to be consistent with the fiscal year ends of its operating subsidiaries. To facilitate the change, the Company reported a one-time, six-month transition year covering the six month period ended December 31, 2006. Subsequent to the transition year, the first full financial year covers the calendar year period from January 1, 2007 to December 31, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Certain financial results in this MD&A regarding operations, cash costs and average realized revenues will have been reclassified to conform to peer company presentation standards, requiring historical comparatives to be adjusted. Where applicable, these amounts have been presented to show the prior presentation, the required adjustments, and the resulting current presentation to be consistent with other peer company presentations.

All information contained in this MD&A is as of August 28, 2007, unless otherwise stated.

## Qualified Persons

Unless otherwise indicated Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company who has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine and the San Martin Silver Mine can be found on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

## 1.1 Background

### Nature of Business

The Company is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The common shares of the Company trade on the TSX Venture Exchange under the symbol "FR". The common shares are also quoted on the "Grey Market" in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

Silver producing operations of the Company are carried out through three operating mines: the La Parrilla Silver Mine, the La Encantada Silver Mine, and the San Martin Silver Mine.

## 1.2 Overall Operating Performance and Highlights

- Sales revenue for the quarter ended June 30, 2007 increased to $10,846,344, reflecting sales of 801,324 equivalent ounces of silver in the quarter, and representing a 7% increase from the prior quarter's revenues of $10,158,621 and a 298% increase over revenues of $2,725,624 for the same quarter in the prior calendar year ended June 30, 2006.
- Mine earnings (excluding amortization and depreciation) continued positively in the quarter. Mine earnings (excluding amortization and depreciation) were $2,699,669, and $6,075,400 for the six months ended June 30, 2007.
- Net loss for the quarter ended June 30, 2007 decreased to $1,227,422 representing a 60% decrease from the prior quarter's net loss of $3,061,899, and a decrease of 61% from the prior year's net loss of $3,151,859 for the same quarter.
- Direct cash costs per ounce of silver (see Non-GAAP measures below) decreased to US$6.59 per ounce for the quarter ended June 30, 2007, from US$6.90 per ounce from the prior quarter, due primarily to underground mine development presently under way at San Martin which has resulted in lower head grades. This cash costs disclosure reflects the Company's revised calculation of cash costs to align this measure with industry standards (see Non-GAAP Measure, below).
- Silver production in the second quarter ending June 30, 2007 has increased to 852,721 equivalent ounces of silver, an increase of 13% over the prior quarter production of 753,442 equivalent ounces of silver, which is also an increase of 298% over the same quarter ending June 2006.
- The Company completed three new NI 43-101 technical reports, one for each of its primary producing mines. As a result, at June 30, 2007, these reports indicated combined Proven and Probable Reserves of 17,012,762 ounces of silver equivalent; combined Measured and Indicated Resources of 41,751,766 ounces of silver equivalent, and combined Inferred Resources of 68,465,698 ounces of silver equivalent. The different categories of Reserves and Resources are non-inclusive of one another and thus are shown separately and not combined.
- During the period, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead

underwriters) and Blackmont Capital Inc. The Company filed a short form prospectus dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 share purchase warrants issued upon the exercise of 6,883,000 special warrants.

- On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporacion First Majestic, S.A. de C.V., ("CFM") and effected a corporate restructuring of Desmin, La Encantada and FM Plata, on August 14, 2007, such that the Company now holds the shares of FM Plata, Desmin and La Encantada, through CFM, which is a Mexican holding company for Mexican tax consolidation purposes.

**Increasing Production**

Year to date silver production at June 30, 2007 is 1,618,689 equivalent ounces of silver, compared to 273,651 equivalent ounces of silver for the two quarters ended June 30, 2006. The Company's increase in production is due to a 259% increase in production at the Company's flagship La Parrilla Silver Mine compared with the same period in 2006, or by 37% compared to the previous quarter. Production has also increased significantly due the acquisitions of the San Martin Silver Mine and the La Encantada Silver Mine, completed in the quarters ending September 2006 and December 2006, respectively.

The equivalent silver production for the quarter consisted of 782,674 ounces of silver an increase of 9% over the previous quarter, 604 ounces of gold and 534,324 pounds of lead, showing an increase respectively of 16% and 63% on the previous quarter. Significant underground development consisted of a combined total of 4,985 meters in the quarter for all three mines. In addition there have been significant improvements and upgrades carried out at each mill. This ongoing program of enhancements will continue for the balance of the year and is focused on increasing the Company's silver production in each of the following quarters.

**La Parrilla Silver Mine**

Commissioning of the larger 800 tpd mill continued at the La Parrilla in the second quarter. Difficulties in the crushing area at the mill were resolved during the quarter with the installation of a new primary and secondary crushing system. At the end of April a permit for the construction of the new tailings pond was obtained and construction began in the second week of May. This new tailings facility is expected to be completed within six months. Finally, the thickener system for the tailings was redesigned and became fully operational in July. The mine is resolving its start-up issues at the increased capacity and thus production is rapidly increasing.

Production in the second quarter was 39,884 tonnes which represents an increase of 29% when compared with the first quarter, while total silver production in the quarter was 193,651 ounces of silver equivalent, representing a 37.5% increase over the previous quarter with 175,344 ounces of silver, 81 ounces of gold and 180,927 pounds of lead.

Resource and Reserve development at La Parrilla continue to be a priority, with the use of six rigs completing a total of 8,379 meters in 28 holes at the different areas at La Parrilla with the main focus of confirming Resources at the previous Grupo Mexico Quebradillas area, which is expected to be completed by the end of the third quarter. In addition to the ongoing diamond drill program, and with the objective of increasing the total proven Reserves and developing new production areas a total of 1,515 meters of development was completed in the second quarter at the La Rosa-Rosario, San Marcos, Quebradillas and San Juan mines. A total of 3,239 meters have been developed in the year to date at La Parrilla.

At the Chalchihuites area; the San Juan Silver Mine development continued to access and explore the lower part of the ore body. A ramp of 1500 meters is in the process of being developed and small production of about 50 tonnes per day continues to be produced from this mine. As well, the Perseverancia Silver Mine which is now 100% owned by the Company, is presently being upgraded and rehabilitated to start production on one of the high grade chimney areas. High grade ore production has commenced at this mine and is presently being stockpiled for processing.

**San Martin Silver Mine**

Production at the San Martin mine was of 63,213 tonnes resulting in a total of 324,329 equivalent ounces of silver which is consistent with the previous quarter, and consisted of 296,947 ounces of silver, 523 ounces of gold and 15,845 pounds of lead.

At the San Martin Silver Mine, in the quarter 693 metres of diamond drilling was completed which included 12 holes of underground drilling. During the current quarter, surface drilling was delayed in order to complete a surface geology mapping with the objective of better defining the diamond drill targets in the North-South structural system where some intersections of high grade ore are indicating new areas of interest. Also, during this quarter a new exploration zone in the Rosario-Condesa system was defined (Cinco Senores area), where some old workings were re-habilitated and mapping was completed. Diamond drilling is expected to resume during the third quarter in these two zones.

Additionally, during the quarter 1,944 metres of underground development was completed. An important part of this development was done in order to access the upper levels of the mine where higher grade oxide ores appear to be present. This activity is ongoing and is for the purpose of grade control and development of additional resources, and exploration to define additional targets for future mine expansion.

**La Encantada Silver Mine**

At the La Encantada Silver Mine, production in the quarter reached 52,664 tonnes with a total of 334,741 equivalent ounces of silver produced, which represents an increase from the previous quarter of 5%, representing a total of 310,384 ounces of silver and 337,552 pounds of lead. Utilization of the mill has increased by 30% relative to when operations were taken over in November 2006. Present mill rates are reaching 80% of capacity in the second quarter. This improvement in operations has resulted in an 86% increase in silver production compared to the quarter ended December 31, 2006. Further increases in mill output are anticipated to continue into the present quarter resulting in additional ounces of silver production from the La Encantada mine going forward.

In the short time since the operations of the La Encantada were taken over, several improvements have been implemented, including the installation of a new screening plant and an aggressive underground development campaign which included 1,527 metres of drifting to several targets located in the San Javier Breccia area. The purpose of this ongoing development is for mining activity, confirmation of resources, and exploration.

During this quarter a total of 744 metres of pressure drilling was completed at the tailing ponds in a grid of 50 meters by 50 meters with a total of 49 holes. The purpose of this work was to define additional resources, which were not included in the last NI 43-101 presented in July by PA&H. Initial metallurgical tests confirm the possibility of economically recovering the silver contained in the old tailings ponds, an economic valuation is being prepared to evaluate the feasibility of this project. Underground diamond drilling is expected to begin in the third quarter with the arrival of three drill rigs.

**Chalchihuites Group of Properties, Zacatecas, Mexico**

On January 20, 2004 the Company entered into a number of agreements to acquire a group of mining concessions with a total surface area of 517 hectares, located in Chalchihuites, Zacatecas, Mexico approximately 45 kilometres southeast of the La Parrilla Silver Mine. After a three-year exploration program consisting of geochemistry, geophysics and diamond drilling, the Company selected the San Juan Silver Mine and the Perseverancia Silver Mine as areas of primary interest. A decision was made to exercise the purchase options covering these two old high grade silver mines, resulting in the Company taking full 100% ownership of these mines and the 293 hectare land package. The Company also has the rights to another 29 hectares consisting of two mining claims, for a final total of 321.68 hectares of mining claims in the Chalchihuites area.

On January 7, 2007, the Company completed the acquisition of the San Juan Silver Mine by making the final payments of US$500,000 and US$150,000 that were due on January 7, 2007 and July 7, 2007, respectively. In connection therewith, a finder's fee in the amount of $77,808 (US$68,422) was paid to a director of the Company.

On June 8, 2007, the Company made a payment of US$2,000,000 to complete the acquisition of the Perseverancia Silver Mine. In connection therewith, a finder's fee in the amount of $176,934 (US$165,870) was paid to a director of the Company. US$1,000,000 of the payment remains in a joint account with the property owner pending final transfer of property titles to the Company, and has been recorded as a deposit on long-term assets.

Exploration and development at the San Juan mine was accelerated during the last few months with the objective of developing the mine for future exploitation. A total of 1,106 meters of development has been completed and a total of 6 diamond drill holes totalling 1,919 meters was completed. An underground diamond drill is now operating on a permanent basis and a development contractor with a crew of 35 people are working on the development of the mine. A NI 43-101 report for this mine is expected to be completed by the end of the year.

At the Perseverancia mine, a diamond drill program consisting of 13 holes was completed totalling 2,858 meters. This drill program confirmed the continuity of the Perseverancia chimneys at depth, and thus, as indicated, the Company exercised the purchase option. During the last two months, extraction of low volumes of high grade ore from old areas of the mine began. In July a total of 40 tonnes grading approximately 1.5 kilos of silver per tonne and 30% lead were extracted from the mine. This production is expected to ramp up in the following months.

**Candameña Mining District Property, Mexico**

The Company has two option agreements for the purchase of the Candameña Mining District Property located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Chihuahua, Mexico. The option agreements include all properties, assets, equipment and all mining concessions consisting of 5,215 hectares. The payment schedules to these agreements were amended on May 24, 2005, November 30, 2006 and March 26, 2007 and a 1% NSR, payable up to a maximum of US$4,000,000, was cancelled on November 30, 2006.

During the quarter, a diamond drill program consisting of seven holes totalling 1,550 meters was completed in order to test the La Verde and La Prieta vein system. Results were not conclusive and did not confirm the continuity of the silver mineralization historically mined.

To complete the purchase, the Company must pay all option payments for a total of US$7,600,000 in staged cash payments by November 29, 2008 (US$1,025,000 had been paid as at June 30, 2007). Option payments totalling US$200,000 which were due on or before May 29, 2007 were paid by the Company in the subsequent period.

The Company has been assessing its alternatives for the Candameña properties in light of remaining option payments and the gold and silver results coming from its drilling program. It appears the property is more perspective as a gold project than a silver project. Based on this assumption, on August 14, 2007, the Company entered into an agreement with Prospector Consolidated Resources Inc. ("Prospector") to sell to Prospector the option rights for the Candameña Mining District for consideration consisting of a $50,000 non-fundable cash payment which was received on August 16, 2007, and subject to final due diligence anticipated to be completed by September 7, 2007 a further payment of 2,000,000 common shares of Prospector. If Prospector has not by September 7, 2007 completed its due diligence and received regulatory approval, Prospector may extend its exercise period from September 7, 2007 to October 19, 2007, in which event the option will thereafter be exercisable no later than October 19, 2007, providing that Prospector must pay US$150,000 including VAT, to reimburse the Company for required payments to be made to the underlying property owners of Candameña.

**Cuitaboca Silver Project, Sinaloa, Mexico**

Through the acquisition of First Silver, the Company took ownership of an option to acquire a 100% interest in the Cuitaboca Silver Project consisting of 5,104 hectares located in the State of Sinaloa, Mexico. To complete the option, the Company must pay a total of US$2,500,000 in staged cash payments by November 25, 2010. The Company can purchase a 2.5% NSR on the claims for US$500,000 during the term of the agreement, or for a period of 12 months thereafter. An option payment of US$125,000 due May 25, 2007 on the Cuitaboca property was met by the Company in the period ended June 30, 2007.

During the three months ended June 30, 2007, the Company completed construction of a road and camp site. An underground drift of 100 meters was completed with the objective of intersecting the Colateral 1 vein.

The vein was intersected subsequent to the quarter end and is currently being explored and tested with direct drifting on the vein. A total of 120 meters has been developed on the Colateral vein. Sampling and assaying are in process and results are expected during the second quarter. Also, access to the Mojardina and Eduviges veins is being developed by a new road. A total of 1.5 kms of road were completed during the period leaving another 500 meters to be completed. Once access to the veins is completed, the Company is planning a development and diamond drill program for this project.

**Jalisco Group of Properties, Jalisco, Mexico**

In addition to the San Martin area, and the Cuitaboca Project, acquired through the acquisition of First Silver, the Company also acquired 5,131 hectares of mineral rights within 12 mining concessions located in other areas outside the San Martín district, but still in the State of Jalisco, that is referred to as the "Jalisco Group of Properties".

The Company plans to send a team of geologists to these properties in the second half of the 2007 to determine the best course of action for these assets.

## 1.3 Results of Operations

**Three and six months ended June 30, 2007 compared to three and six months ended June 30, 2006.**

Revenues increased to $10,846,344 for the three months ended June 30, 2007 compared to the $2,725,624 for the three months ended June 30, 2006. The increase in revenue is due to the acquisitions of the San Martin mine on May 31, 2006, and the production of the La Encantada mine which was acquired in the acquisition of Desmin on November 1, 2006. The revenues for the three months ended June 30, 2007 reflect production for all three mines for the full three month period, whereas, the revenues in the three months ended June 30, 2006, only reflect production of La Parrilla for three months, San Martin for one month, and no results for La Encantada.

For the six months ended June 30, 2007, revenues increased to $21,004,966, compared to the $3,397,059 for the six months ended June 30, 2006. The increase in revenue is due to the acquisitions of the San Martin mine on May 31, 2006, and the production of the La Encantada mine which was acquired through the acquisition of Desmin on November 1, 2006.

Mine earnings (excluding amortization and depreciation) for the three months ended June 30, 2007 were $2,699,669, compared to $567,033 for the three months ended June 30, 2006. Mine earnings (excluding amortization and depreciation) for the six months ended June 30, 2007 were $6,075,400, compared to $641,519 for the six months ended June 30, 2006. The improvements in mine operating earnings are due to the acquisitions of the San Martin mine on May 31, 2006, and the production from the La Encantada mine which was acquired through the acquisition of Desmin on November 1, 2006.

General and administrative costs increased for the three months ended June 30, 2007 to $2,612,225 from $2,477,273 for the three months ended June 30, 2006, reflecting increases in office related costs and salaries and benefits. Legal and professional fees also increased when a unit offering was cancelled in April 2007 and

the associated costs were expensed. Offsetting these increases were decreases in stock based compensation which is included as a component of general and administrative expenses ($775,532 for the three months ended June 30, 2007 compared to $1,292,007 for the three months ended June 30, 2006).

General and administrative costs increased for the six months ended June 30, 2007 to $5,408,434 from $3,365,082 for the six months ended June 30, 2006. Increases were experienced in most areas, particularly mine administration costs (as we had not acquired La Encantada in the six months ended June 30, 2006 and only one month of mine administration costs was consolidated for San Martin in the same period), office related costs and salaries and benefits due to the growth in size of the Company.

The net loss after taxes for the three months ended June 30, 2007 decreased to $1,227,422 ($0.02 per share) from $3,151,859 ($0.09 per share) for the three months ended June 30, 2006, due primarily to improved mine earnings, higher interest income associated with higher cash balances, and a foreign exchange gain. The net loss after taxes for the six months ended June 30, 2007 decreased to $4,289,320 ($0.08 per share) from $4,147,858 ($0.13 per share) for the six months ended June 30, 2006, due primarily to improved mine earnings and interest income of $522,904 in the period.

**First Majestic Silver Non-GAAP Measure, Cash Cost of Production (expressed in US$)**

**Non GAAP Measures**

Cash Cost per ounce of Silver Produced (1)

| | | Three Months Ended | | Six Months Ended |
|---|---|---|---|---|
| | | March 31, 2007 | June 30, 2007 | 30-Jun-07 |
| Direct Mining Expenses | US$ | 5,444,630 | 6,236,124 | 11,680,754 |
| Third party smelting, refining and transport | US$ | 647,321 | 945,516 | 1,592,836 |
| By-product credits | US$ | (477,947) | (1,077,305) | (1,555,252) |
| Cash Costs | US$ | 5,614,004 | 6,104,335 | 11,718,339 |
| Less: Smelting, refining and transport | US$ | (647,321) | (945,516) | (1,592,836) |
| Direct Cash Costs | US$ | 4,966,684 | 5,158,819 | 10,125,503 |
| Ounces of Silver Produced (Pure Silver) | Oz. | 719,993 | 782,674 | 1,502,668 |
| Cash Cost Per Ounce of Silver Produced | US$/Oz. | 7.80 | 7.80 | 7.80 |
| Smelting Cost Per Ounce of Silver Produced | US$/Oz. | (0.90) | (1.21) | (1.06) |
| Direct Cash Costs Per Ounce of Silver | US$/Oz. | 6.90 | 6.59 | 6.74 |

(1) Based on the Mexican posted foreign exchange rate of 10.943 for US$ to Mexican pesos.

First Majestic has adopted methods established by The Gold Institute (Production Cost Standards, Nov. 1999) to calculate costs per ounce of silver. All of First Majestic's operations are "primary" silver mines – meaning the majority of their value (revenue) comes from silver. The "cash cost per ounce" of silver for each mine is based on the ounces of silver for which we are paid, excluding the ounces lost in smelting and refining. In the current quarter, the Company began deducting from total operating costs, the amount we receive from selling the mines' by-products (gold and lead) to arrive at the "cash cost per ounce" of silver. The change in the method of calculating cash costs resulted in the cash costs per ounce for the first quarter ended March 31, 2007, decreasing from US$8.55 (presented on a sold basis) to US$7.80 (presented on a produced basis), and to US$6.90 after deducting smelting charges. This measure was adopted to allow comparison of operational efficiency at our mines relative to previous periods and to allow comparison with other peer company operations. Cash cost per ounce does not have a standardized meaning under GAAP, and accordingly, it is intended only to provide additional information, and should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

### Revenues Per Canadian GAAP (expressed in CDN$)

Per Canadian GAAP, revenues are stated as invoiced revenues for delivered shipments of silver dore bars, and silver concentrates, including metal by-products of gold and lead, after having deducted refining, smelting and transportation charges. The following analysis provides the gross value of revenues prior to refining, smelting and shipping charges, which results in the net reportable revenue for the period. Gross revenues are used to calculate the average realized price per equivalent ounce of silver sold.

| Revenue Analysis | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Revenues, silver dore bars and concentrates | 11,920,901 | 2,822,468 | 22,943,857 | 3,517,267 |
| Refining, smelting and transportation charges | (1,074,557) | (96,844) | (1,938,891) | (120,208) |
| Net reportable revenues, per GAAP | 10,846,344 | 2,725,624 | 21,004,966 | 3,397,059 |
| | | | | |
| Equivalent Ounces of silver sold | 801,324 | 215,949 | 1,589,934 | 275,278 |
| Average revenue per ounce sold | 14.88 | 12.62 | 14.43 | 12.34 |

## 1.4 Summary of Quarterly Results

The following table presents selected financial information for each of the last eight quarters.

| | Year ended December 31, 2007 | | Transition year ended December 31, 2006 | | Year ended June 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q2<br>$ | Q1<br>$ | Q2<br>$ | Q1<br>$ | Q4<br>$ | Q3<br>$ | Q2<br>$ | Q1<br>$ |
| Net sales revenues | 10,846,344 | 10,158,621 | 8,138,284 | 4,616,681 | 2,725,624 | 671,435 | 484,647 | 277,586 |
| Net loss after taxes | (1,227,422) | (3,061,899) | (3,893,758) | (3,694,434) | (3,151,860) | (995,998) | (829,114) | (688,914) |
| Basic and diluted net loss per common share | (0.02) | (0.06) | (0.09) | (0.09) | (0.07) | (0.03) | (0.03) | (0.03) |

The results for the five most recent quarters include the operating results of the San Martin mine since June 1, 2006, and the La Encantada mine since November 1, 2006. Accordingly, the sales revenues have increased significantly with those acquisitions.

Net loss after taxes has been positively affected in the quarter ended June 30, 2007, by a future income tax recovery of $355,803 , as well as a foreign exchange gain of $472,955, compared to a foreign exchange loss of ($434,904) in the quarter ended March 31, 2007.

Other significant impacts on net losses per period are as follows:

| | Year ended December 31, 2007 | | Transition year ended December 31, 2006 | | Year ended June 30, 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | Q2<br>$ | Q1<br>$ | Q2<br>$ | Q1<br>$ | Q4<br>$ | Q3<br>$ | Q2<br>$ | Q1<br>$ |
| Stock based compensation (1) | 775,532 | 919,344 | 1,400,603 | 158,289 | 1,292,007 | 307,712 | 5,250 | - |
| Write downs of mineral properties | - | - | (774,254) | (2,086,258) | (384,930) | - | - | - |
| | | | (2) | (3) | (4) | | | |

Notes:

(1) Stock Based Compensation - the net losses are affected by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company's stock, and is a

calculated amount based on the *Black-Scholes Option Pricing Model* of estimating the fair value of stock option issuances.

(2) Write downs of mineral properties – net losses are impacted by managements' decision not to pursue certain mineral properties. The write downs relate to the following properties:

In the quarter ended December 31, 2006, management elected not to proceed with the acquisitions of five of the Chalchihuites Group Properties (Beatriz, Esmeraldita, Nueva India, Tayoltita and Verdiosa) and accordingly, the historical investment in these properties totalling $688,766 were written off during the quarter in addition to other exploration costs of $85,488.

(3) In the quarter ended September 30, 2006, management elected not to proceed with the acquisitions of the Dios Padre Silver Project and the La Candelaria Silver Project, and as a result wrote down the carrying values of the properties by $1,895,107 and $191,151, respectively.

(4) In the quarter ended June 30, 2006, management expensed mineral property interests in the amount of $384,930 relating to two of the Chalchihuites Group Properties known as El Magistral and La Esmeralda.

## 1.5 Liquidity

At June 30, 2007, the Company had working capital of $7,900,336 and cash and cash equivalents of $17,452,035 compared to working capital of $2,572,831 and cash and cash equivalents of $17,870,712 at December 31, 2006. Current liabilities at June 30, 2007 includes the current portion of a long-term vendor liability relating to the Acquisition of First Silver in the amount of $13,341,380 and the current portion of a liability relating to the First Silver Arrangement in the amount of $388,836.

On May 10, 2007, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters"). On July 25, 2007, the Company obtained a final receipt for a short form prospectus qualifying the distribution of 6,883,000 common shares and 3,441,500 common share purchase warrants issuable on exercise or deemed exercise of the 6,883,000 special warrants. The special warrants were deemed to be exercised on July 30, 2007, without further consideration, for one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of $6.50 until November 10, 2008. A portion of the net proceeds was used to pay the $13,341,380 short-term liability due May 30, 2007 and the balance will be used to fund further expansion at the Company's three operating mines, to meet property option commitments and for general working capital.

Funds surplus to the Company's short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations. The Company has no exposure and has not invested any of its treasury in asset backed commercial paper.

During the six months ended June 30, 2007, the Company received $1,980,050 pursuant to the exercise of 917,500 stock options and $2,839,375 pursuant to the exercise of 1,092,500 share purchase warrants. Subsequent to the period end, the Company received an additional $122,500 pursuant to the exercise of 50,000 stock options.

During the six months ended June 30, 2007, the Company incurred net costs of $8,513,202 (June 30, 2006 - $3,254,618) in respect of expenditures on mineral property interests and $3,956,732 (June 30, 2006 - $3,310,982) in respect of plant and equipment.

## 1.6 Capital Resources

The Company is continuing to focus on reducing its operating costs at each of its three primary producing mines. These improvements in operations are partially a result of the continuous program of replacing old equipment in the mines and mills with new or rebuilt equipment. This ongoing program has begun to show results as can be seen in the financial results ending June 30, 2007. Other important areas of focus have been and continue to be, grade control and mine dilution. These areas generally take the longest to achieve and need to be accomplished in line with equipment upgrades and improvements in mining techniques and standards. As a result of these efforts, the La Parrilla and La Encantada financial results are beginning to show significant signs of improvement. The San Martin is anticipated to begin to show similar improvements by year end.

In addition to improvements in operations anticipated as the three mines mature over the coming quarters, increases in silver production is also expected to continue as Reserves and Resources increase at each mine and further expansions of the mills are achieved.

The Company anticipates that silver, gold, and lead prices will continue to be volatile in the short term but will continue their upward trends. We expect all three producing mines to produce positive cash flows from production, as well as positive mine operating earnings after deducting mine depletion, amortization and depreciation during 2007.

The Company's continued development is dependent on applying the capital raised to continue to expand operations, to generate a break even level of net income, and thereby in the near term to lessen its dependency on future financings.

The Company's primary capital assets consist of three silver producing mineral property interests in Mexico. The La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine are owned 100% by the Company.

The Company is required to make certain property payments and to incur various amounts in development and exploration costs by certain dates to maintain its interest in certain exploration properties. These dates are outlined in the notes to the interim consolidated financial statements. The Company concluded that the results from a recently completed drilling and exploration program at the Candameña property were not sufficient to continue its investment in this project. Even though the property appears to have merit, due to the Company's production focus, it was determined selling the project made the most sense. The Company located an opportunity to potentially realize on its past investment and to transfer its future property commitments by selling its option to Prospector Consolidated Resources Inc. The agreement with Prospector is dependent on a due diligence period that could continue into October 2007, and until the transfer of the options and the commitments are completed, the property payments are listed in the Company's property commitment schedule.

The Company is required to make certain interest and cash payments to the former shareholders of First Silver, pursuant to the majority acquisition on May 31, 2006, and the subsequent arrangement to acquire the minority interest.

Future costs to retire assets including dismantling, remediation and ongoing treatment and monitoring of sites are recognized and recorded as liabilities at fair value as at the date the liabilities are incurred. The remediation liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral properties at their initial values and amortized over the mineral properties useful lives based on a units-of-production method. The present value of the Company's reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

## 1.7 Off-Balance Sheet Arrangements

At June 30, 2007, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company.

## 1.8 Transactions with Related Parties

On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporacion First Majestic, S.A. de C.V., ("CFM") and effected a corporate restructuring of Desmin, La Encantada and FM Plata, on August 14, 2007, such that the Company now holds the shares of FM Plata, Desmin and La Encantada, through CFM, which is a Mexican holding company for Mexican tax consolidation purposes.

The following diagram of the corporate structure of the Company is offered for further clarity:

**FIRST MAJESTIC SILVER CORP.**

**ORGANIZATIONAL STRUCTURE ON COMPLETION OF REORGANIZATION**



First Majestic Silver Corp. (British Columbia)
First Silver Reserve Inc. (British Columbia)
Corporacion First Majestic S.A. de C.V. (Mexico)
Minera El Pilon S.A. de C.V. (Mexico)
First Majestic Plata S.A. de C.V. (Mexico)
Minera La Encantada S.A. de C.V. (Mexico)
Desmin S.A. de C.V. (Mexico)


*Note: Shares of each subsidiary are owned 100% by its respective parent, except that a nominal number of shares of each Mexican company is held by a nominee.

The subsidiaries, mines, mills and properties are related as follows:

| Subsidiaries: | Mine and Mill | Exploration Properties |
|---|---|---|
| First Silver and El Pilon | San Martin Silver Mine | San Martin Property<br>Cuitaboca Silver Project |
| FM Plata | La Parrilla Silver Mine | La Parrilla Property<br>Chalchihuites Properties<br>Candameña Mining District [1] |

| La Encantada and Desmin | La Encantada Silver Mine | La Encantada Property |
|---|---|---|

(1) On August 14, 2007, the Company entered into an agreement with Prospector Consolidated Resources Inc. ("Prospector") to sell to Prospector the option rights for the Candameña Mining District for consideration consisting of $50,000 cash immediately, and subject to a due diligence period (by September 7, 2007) two million common shares of Prospector. If Prospector has not by September 7, 2007, completed its due diligence, and received regulatory approval, Prospector may extend its exercise period from September 7, 2007 to October 19, 2007, in which event the option will thereafter be exercisable not later than October 19, 2007, providing that Prospector must pay US$150,000 including VAT, to reimburse the Company for required payments to be made to the underlying property owners of Candameña.

During the period ended June 30, 2007, the Company:

(a) incurred $95,482 (2006 - $65,138) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $nil (2006 - $29,000) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $95,661 (2006 - $116,360) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

(d) paid $254,742 (US$234,292) (2006 - $nil) to a director of the Company as finder's fees upon the completion of certain option agreements relating to the Chalchihuites Group Properties.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

## 1.9 Proposed Transactions

The board of directors is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

## 1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company's significant accounting policies and the estimates derived therefrom are included in Note 2 to the annual consolidated financial statements for the six-month transition year ended December 31, 2006. While all of the significant accounting policies are important to the Company's consolidated financial statements, the following accounting policies, and the estimates derived therefrom, have been identified as being critical:

- Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
- Depletion and Depreciation of Property, Plant and Equipment;
- Reclamation and Remediation Obligations;
- Income Taxes; and
- Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company's assets and, as such, the amortization of these assets has a significant effect on the Company's financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the

carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is "more likely than not" to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the *Black-Scholes Option Pricing Model*. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the year.

## 1.11 Changes in Accounting Policies including Initial Adoption

### *Significant accounting changes*

*(i) Comprehensive income*

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company's net investment in self-sustaining foreign operations. The Company has included in its interim consolidated financial statements, a statement of comprehensive loss for the changes in these items during the first quarter of 2007. Cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"). Generally, gains and losses remain part of the balance of AOCI, until GAAP requires their recognition in net income. Prior financial statements retroactively reflect the classification of the currency translation adjustments on the Company's net investment in self-sustaining operations as a component of other comprehensive loss.

*(ii) Financial Instruments – Recognition and Measurement and Hedges*

Section 3855 establishes standards for recognizing and measuring financial assets, liabilities, and non-financial derivatives. Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the

financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interests and other business income. Loans and receivables and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company's consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instrument are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

*Impact on Adoption of Section 1530 and 3855*

The adoption of these four sections had no material impact on the results of operations and financial position of the Company other than the translation adjustment relating to the Company's net investment in self-sustaining subsidiaries is recorded as a component of comprehensive loss for the six months ended June 30, 2007 in the amount of $7,675,875 (2006 - $154,205) and the cumulative translation adjustment at December 31, 2006 in the amount of $7,910,502 is recorded as accumulated other comprehensive income as at that date.

## 1.12 Financial Risks and Other Risks

The Company's financial instruments consist of cash and cash equivalents, trade receivables, accounts receivable and advances, accounts payable, arrangement liability and vendor liability. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

All of the Company's mining and exploration activities are carried on outside of Canada. Accordingly, the Company is subject to the risks associated with fluctuations in the rate of exchange of foreign currencies against the Canadian dollar, in particular the Mexican peso, and the United States dollar. Such fluctuations may materially affect the Company's financial position and results.

In conducting its business, the principal risks and uncertainties faced by the Company centre on metal and mineral prices, development and exploration of its mineral properties, and efficient production of silver doré and concentrate

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its development and exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

## 1.13 Other MD&A Requirements

(a) Additional information relating to the Company may be found on or in:

- SEDAR at www.sedar.com,
- the Company's Annual Information Form,
- the Company's audited consolidated financial statements for the transition year ended December 31, 2006.

## (b) Outstanding Share Data as of the Report Date

As of the Report Date, August 28, 2007, the Company has the following securities outstanding:

Issued common shares: 61,025,837 common shares

Stock options:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 2.10 | 25,000 | 25,000 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 175,000 | 175,000 | December 16, 2007 |
| 1.79 | 180,000 | 180,000 | January 12, 2008 |
| 3.75 | 25,000 | 18,750 | March 8, 2008 |
| 4.05 | 100,000 | 75,000 | March 20, 2008 |
| 5.04 | 49,600 | 37,200 | April 25, 2008 |
| 4.55 | 25,000 | 12,500 | July 6, 2008 |
| 3.29 | 50,000 | 25,000 | October 16, 2008 |
| 3.28 | 100,000 | 50,000 | October 17, 2008 |
| 2.10 | 240,000 | 240,000 | November 9, 2008 |
| 2.45 | 650,000 | 650,000 | December 16, 2008 |
| 3.28 | 12,500 | 6,250 | June 13, 2009 |
| 4.32 | 845,400 | 422,700 | December 6, 2009 |
| 5.50 | 200,000 | 100,000 | February 1, 2010 |
| 4.64 | 75,000 | 18,750 | June 1, 2010 |
| 4.30 | 100,000 | 25,000 | August 8, 2010 |
| 4.30 | 450,000 | 225,000 | June 19, 2011 |
| 4.32 | 245,000 | 122,500 | December 6, 2011 |
| 4.41 | 400,000 | 200,000 | December 22, 2011 |
| 5.00 | 155,000 | 77,500 | February 7, 2012 |
| 4.65 | 25,000 | 6,250 | June 20, 2012 |
| | 4,277,500 | 2,842,400 | |

Share purchase warrants:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 176,323 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,464,999 | October 20, 2007 |
| 2.60 | 1,400,000 | December 14, 2007 |
| 6.50 | 3,441,500 | November 10, 2008 |
| 4.25 | 2,212,449 | November 27, 2008 |
| 6.81 | 191,291 | March 20, 2009 |
| | 11,306,562 | |

## 1.14 Disclosure Controls and Procedures

The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Based upon the recent evaluation of the effectiveness of the disclosure controls and procedures regarding the Company's consolidated financial statements for the period ended June 30, 2007, and this MD&A, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the design and implementation of disclosure controls and procedures were effective as at and for the period ended June 30, 2007.

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639.8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


RECEIVED
2008 APR -2 A 6:54
FICE OF INTERNATIONAL
CORPORATE FINANCE

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

August 30, 2007

## Highlights from 2nd Quarter Financial Statements

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce the financial results of the Company's second quarter ending June 30th, 2007. The full version of the financial statements can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com. The following are highlights from the second quarter financial results of the Company and shareholders or interested parties are encouraged to review the complete statements for further details.

**Overall Operating Performance and Highlights**

- Sales revenue for the quarter ended June 30, 2007 increased to $10,846,344, reflecting sales of 801,324 equivalent ounces of silver in the quarter, and representing a 7% increase from the prior quarter's revenues of $10,158,621 and a 298% increase over revenues of $2,725,624 for the same quarter in the prior calendar year ended June 30, 2006.
- Mine earnings (excluding amortization and depreciation) continued positively in the quarter. Mine earnings (excluding amortization and depreciation) were $2,699,669, and $6,075,400 for the six months ended June 30, 2007.
- Direct cash costs per ounce of silver (see Non-GAAP measures below) decreased to US$6.59 per ounce for the quarter ended June 30, 2007, from US$6.90 per ounce from the prior quarter. This cash costs disclosure reflects the Company's revised calculation of cash costs to align this measure with industry standards (see Non-GAAP Measure, below).
- Silver production in the second quarter ending June 30, 2007 has increased to 852,721 equivalent ounces of silver, an increase of 13% over the prior quarter production of 753,442 equivalent ounces of silver, which is also an increase of 298% over the same quarter ending June 2006. The equivalent silver production for the quarter consisted of 782,674 ounces of silver an increase of 9% over the previous quarter, 604 ounces of gold and 534,324 pounds of lead, showing an increase respectively of 16% and 63% on the previous quarter.
- Net loss for the quarter ended June 30, 2007 decreased to $1,227,422 representing a 60% decrease from the prior quarter's net loss of $3,061,899, and a decrease of 61% from the prior year's net loss of $3,151,859 for the same quarter.
- The Company completed three new NI 43-101 technical reports, one for each of its primary producing mines. As a result, at June 30, 2007, these reports indicated combined Proven and Probable Reserves of 17,012,762 ounces of silver equivalent; combined Measured and Indicated Resources of 41,751,766 ounces of silver equivalent, and combined Inferred Resources of 68,465,698 ounces of silver equivalent. The different categories of Reserves and Resources are non-inclusive of one another and thus are shown separately and not combined.
- During the period, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. The Company filed a short form prospectus dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 share purchase warrants issued upon the exercise of 6,883,000 special warrants.
- Year to date silver production at June 30, 2007 is 1,618,689 equivalent ounces of silver, compared to 273,651 equivalent ounces of silver for the two quarters ended June 30, 2006. The Company's increase in production is due to a 259% increase in production at the Company's flagship La Parrilla Silver Mine compared with the same period in 2006, or by 37% compared to the previous quarter. Production has also increased significantly due the acquisitions of the San Martin Silver Mine and the La Encantada Silver Mine, completed in the quarters ending September 2006 and December 2006, respectively.
- A combined total of 9,716 metres of drilling was completed during the quarter. This ongoing drill program which includes

11 rigs presently operating is focusing on upgrading and defining resources for the upcoming NI 43-101 reports to be published prior to year end.

- Significant underground development consisted of a combined total of 4,985 meters in the quarter for all three mines. In addition there have been significant improvements and upgrades carried out at each mill. This ongoing program of enhancements will continue for the balance of the year and is focused on increasing the Company's silver production in each of the following quarters.

It should be noted that certain financial results regarding operations, cash costs and average realized revenues were reclassified to conform to peer company presentation standards which required historical comparatives to be adjusted.

Management is very encouraged by the continued positive results coming from the mining operations. Keith Neumeyer, President & CEO states, "Over the past year, the ongoing work at our mines is beginning to yield positive financial results. We anticipate that these improvements will progress in the coming quarters and that increases in silver production and optimization of our operations will continue."

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

**Form 51-102F3**
***Material Change Report***

## Item 1. Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

## Item 2. Date of Material Change

August 30, 2007

## Item 3. News Release

The Company disseminated a press release through the services of Marketwire.

## Item 4. Summary of Material Change

Highlights from 2nd quarter financial statements.

## Item 5.1 Full Description of Material Change

The Company announced the financial results of the Company's second quarter ending June 30th, 2007. The full version of the financial statements can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com. The following are highlights from the second quarter financial results of the Company and shareholders or interested parties are encouraged to review the complete statements for further details.

**Overall Operating Performance and Highlights**

- Sales revenue for the quarter ended June 30, 2007 increased to $10,846,344, reflecting sales of 801,324 equivalent ounces of silver in the quarter, and representing a 7% increase from the prior quarter's revenues of $10,158,621 and a 298% increase over revenues of $2,725,624 for the same quarter in the prior calendar year ended June 30, 2006.
- Mine earnings (excluding amortization and depreciation) continued positively in the quarter. Mine earnings (excluding amortization and depreciation) were $2,699,669, and $6,075,400 for the six months ended June 30, 2007.
- Direct cash costs per ounce of silver (see Non-GAAP measures below) decreased to US$6.59 per ounce for the quarter ended June 30, 2007, from US$6.90 per ounce from the prior quarter. This cash costs disclosure reflects the Company's revised calculation of cash costs to align this measure with industry standards (see Non-GAAP Measure, below).
- Silver production in the second quarter ending June 30, 2007 has increased to 852,721 equivalent ounces of silver, an increase of 13% over the prior quarter production of 753,442 equivalent ounces of silver, which is also an increase of 298% over the same quarter ending June 2006. The equivalent silver production for the quarter consisted of 782,674 ounces of silver an increase of 9% over the previous quarter, 604 ounces of gold and 534,324 pounds of lead, showing an increase respectively of 16% and 63% on the previous quarter.
- Net loss for the quarter ended June 30, 2007 decreased to $1,227,422 representing a 60% decrease from the prior quarter's net loss of $3,061,899, and a decrease of 61% from the prior year's net loss of $3,151,859 for the same quarter.
- The Company completed three new NI 43-101 technical reports, one for each of its primary producing mines. As a result, at June 30, 2007, these reports indicated combined Proven and Probable Reserves of 17,012,762 ounces of silver equivalent; combined Measured and Indicated Resources of 41,751,766 ounces of silver equivalent, and combined Inferred Resources of 68,465,698 ounces of silver equivalent. The different categories of Reserves and Resources are non-inclusive of one another and thus are shown separately and not combined.
- During the period, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. The Company filed a short form prospectus dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 share purchase warrants issued upon the exercise of 6,883,000 special warrants.
- Year to date silver production at June 30, 2007 is 1,618,689 equivalent ounces of silver, compared to 273,651 equivalent ounces of silver for the two quarters ended June 30, 2006. The Company's increase in production is due to a 259%

increase in production at the Company's flagship La Parrilla Silver Mine compared with the same period in 2006, or by 37% compared to the previous quarter. Production has also increased significantly due the acquisitions of the San Martin Silver Mine and the La Encantada Silver Mine, completed in the quarters ending September 2006 and December 2006, respectively.

- A combined total of 9,716 metres of drilling was completed during the quarter. This ongoing drill program which includes 11 rigs presently operating is focusing on upgrading and defining resources for the upcoming NI 43-101 reports to be published prior to year end.
- Significant underground development consisted of a combined total of 4,985 meters in the quarter for all three mines. In addition there have been significant improvements and upgrades carried out at each mill. This ongoing program of enhancements will continue for the balance of the year and is focused on increasing the Company's silver production in each of the following quarters.

It should be noted that certain financial results regarding operations, cash costs and average realized revenues were reclassified to conform to peer company presentation standards which required historical comparatives to be adjusted.

## Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

## Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

## Item 7. Omitted Information

Not applicable.

## Item 8. Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

## Item 9. Date of Report

August 30, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com




RECEIVED
2008 APR -2 A 6:54
FICE OF INTERNATIONAL
CORPORATE FINANCE


## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

October 23, 2007

## Another Record Quarter of Silver Production

FIRST MAJESTIC SILVER CORP. (First Majestic or the "Company") is pleased to announce that production in the third quarter ending September 30th, 2007 increased again to a record 942,656 equivalent ounces of silver representing an 11% increase over the prior quarter and an increase of 113% over the same quarter the previous year.

The equivalent silver production for the quarter consisted of 812,536 ounces of silver, an increase of 5% over the previous quarter and a very significant increase in lead production amounting to 949,988 pounds which compares to 534,324 pounds of lead produced in the previous quarter showing an increase of 78%. The large increase in lead production was primarily due to the start-up of the flotation circuit at the La Parrilla Silver Mine. Production of gold was 436 ounces in the quarter compared to 591 ounces in the prior quarter as a result of ore being mined during the quarter containing lower gold content.

The ore processed at the Company's three operating silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, increased to 165,549 tonnes in the quarter representing a 5% increase over the second quarter and 113% over the third quarter of 2006.

During the quarter; the flotation circuit at the La Parrilla was commissioned; a new 1500 KW power plant was installed at La Encantada; and three new pieces of underground equipment arrived from Sandvik. An additional four pieces of equipment will arrive prior to year end. These improvements and the ongoing efforts to improve recoveries, head grade and tonnage all will contribute to increased efficiencies and increasing silver production going forward.

An aggressive development program continues at all three mines. This activity is ongoing for the purpose of opening up additional stopes, grade control, resource development and exploration. A total of 5,219 metres of underground development was completed in the quarter. Several new areas of the mines were accessed and are being prepared for mining in order to continue the growth of silver production in the coming quarters.

Reserve and Resource development remains to be a high priority of the Company. Presently ten drill rigs are operating; six rigs at La Parrilla and the Chalchihuites areas, three rigs at San Martin and one rig at La Encantada. Two additional rigs are being added to the program at the San Martin and two additional rigs are expected to arrive shortly at the La Encantada. In line with the Company's aggressive resource development strategy, 9,983 metres of diamond drilling was completed during the quarter, covering 35 holes. The Company remains on track to release updated NI 43-101 compliant resource estimates before year end. In addition to the drilling program, an IP and AR Geophysics program covering approximately 50 line kms was completed during the quarter on areas surrounding the La Parrilla mine.

Presently, drilling activity at the San Martin is taking place both from underground and new defined surface areas at the North-South structural system and at the Rosarios-Condesa (Cinco Senores) vein system which is parallel to the Zuloaga vein, where intersections of high grade silver ore are confirming new areas of interest originally identified by surface geological mapping executed in the first part of the year. This drill and development program is focused on defining additional oxide resources in the upper parts of the mine and in new development areas. The Company is presently assessing the feasibility of adding a flotation circuit at the San Martin which will allow the mill to take advantage of the large sulphide ore resource present at the San Martin.

At La Encantada, a pressure type drill program consisting of 51 holes was completed in the tailing ponds to define the feasibility of reprocessing this material. This resource will be defined in the upcoming NI 43-101 report. The metallurgical tests completed by SGS de Mexico, SA de CV., lab in Durango confirmed the economic feasibility of recovering the silver contained in these tailings ponds. An internal study is currently underway to evaluate the economics of adding a cyanidation circuit to the mill and what level of expansion would be most optimal. The permitting process has commenced and a final decision on expansion size will be made prior to year end.

At the Company's recently acquired San Juan and Perseverancia Silver Mines located in Chalchihuites about 60 kilometres away from the La Parrilla, mine development and exploration is continuing. At the Perseverancia mine the upgrade and rehabilitation of the old mine continued during the quarter in order to start production on its high grade chimney areas. Ore production started at the Perseverancia in the latter half of the third quarter at a rate of 50 tonnes per week which is being direct-shipped to the smelter. In the future this ore will be shipped to the La Parrilla mill for mixing and processing.

At the San Juan, mine ramp construction is continuing, with more than 600 metres completed to date. The development and exploration project has been expanded based on the excellent results at this mine. 50 tonnes of oxide ore is being removed from the mine daily and being shipped to the La Parrilla mill.

Also, at the La Parrilla, construction of the new tailings dam, which commenced in the second week of May 2007, is currently under budget and on target to complete in November. A portion of the new tailings dam, which will extend the life of this operation by ten years, is already being used.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company" or "First Majestic")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.639.8873

**Item 2 Date of Material Change**

October 23, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4 Summary of Material Change**

The Company announced its silver production for the third quarter ending September 30th, 2007.

**Item 5 Full Description of Material Change**

See attached news release dated October 23, 2007.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604.688.3033 Facsimile: 604.639.8873

**Item 9 Date of Report**

October 23, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

October 23, 2007

## Another Record Quarter of Silver Production

FIRST MAJESTIC SILVER CORP. (First Majestic or the "Company") is pleased to announce that production in the third quarter ending September 30th, 2007 increased again to a record 942,656 equivalent ounces of silver representing an 11% increase over the prior quarter and an increase of 113% over the same quarter the previous year.

The equivalent silver production for the quarter consisted of 812,536 ounces of silver, an increase of 5% over the previous quarter and a very significant increase in lead production amounting to 949,988 pounds which compares to 534,324 pounds of lead produced in the previous quarter showing an increase of 78%. The large increase in lead production was primarily due to the start-up of the flotation circuit at the La Parrilla Silver Mine. Production of gold was 436 ounces in the quarter compared to 591 ounces in the prior quarter as a result of ore being mined during the quarter containing lower gold content.

The ore processed at the Company's three operating silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, increased to 165,549 tonnes in the quarter representing a 5% increase over the second quarter and 113% over the third quarter of 2006.

During the quarter; the flotation circuit at the La Parrilla was commissioned; a new 1500 KW power plant was installed at La Encantada; and three new pieces of underground equipment arrived from Sandvik. An additional four pieces of equipment will arrive prior to year end. These improvements and the ongoing efforts to improve recoveries, head grade and tonnage all will contribute to increased efficiencies and increasing silver production going forward.

An aggressive development program continues at all three mines. This activity is ongoing for the purpose of opening up additional stopes, grade control, resource development and exploration. A total of 5,219 metres of underground development was completed in the quarter. Several new areas of the mines were accessed and are being prepared for mining in order to continue the growth of silver production in the coming quarters.

Reserve and Resource development remains to be a high priority of the Company. Presently ten drill rigs are operating; six rigs at La Parrilla and the Chalchihuites areas, three rigs at San Martin and one rig at La Encantada. Two additional rigs are being added to the program at the San Martin and two additional rigs are expected to arrive shortly at the La Encantada. In line with the Company's aggressive resource development strategy, 9,983 metres of diamond drilling was completed during the quarter, covering 35 holes. The Company remains on track to release updated NI 43-101 compliant resource estimates before year end. In addition to the drilling program, an IP and AR Geophysics program covering approximately 50 line kms was completed during the quarter on areas surrounding the La Parrilla mine.

Presently, drilling activity at the San Martin is taking place both from underground and new defined surface areas at the North-South structural system and at the Rosarios-Condesa (Cinco Senores) vein system which is parallel to the Zuloaga vein, where intersections of high grade silver ore are confirming new areas of interest originally identified by surface geological mapping executed in the first part of the year. This drill and development program is focused on defining additional oxide resources in the upper parts of the mine and in new development areas. The Company is presently assessing the feasibility of adding a flotation circuit at the San Martin which will allow the mill to take advantage of the large sulphide ore resource present at the San Martin.

At La Encantada, a pressure type drill program consisting of 51 holes was completed in the tailing ponds to define the feasibility of reprocessing this material. This resource will be defined in the upcoming NI 43-101 report. The metallurgical tests completed by SGS de Mexico, SA de CV., lab in Durango confirmed the economic feasibility of recovering the silver contained in these tailings ponds. An internal study is currently underway to evaluate the economics of adding a cyanidation circuit to the mill and what level of expansion would be most optimal. The permitting process has commenced and a final decision on expansion size will be made prior to year end.



At the Company's recently acquired San Juan and Perseverancia Silver Mines located in Chalchihuites about 60 kilometres away from the La Parrilla, mine development and exploration is continuing. At the Perseverancia mine the upgrade and rehabilitation of the old mine continued during the quarter in order to start production on its high grade chimney areas. Ore production started at the Perseverancia in the latter half of the third quarter at a rate of 50 tonnes per week which is being direct-shipped to the smelter. In the future this ore will be shipped to the La Parrilla mill for mixing and processing.

At the San Juan, mine ramp construction is continuing, with more than 600 metres completed to date. The development and exploration project has been expanded based on the excellent results at this mine. 50 tonnes of oxide ore is being removed from the mine daily and being shipped to the La Parrilla mill.

Also, at the La Parrilla, construction of the new tailings dam, which commenced in the second week of May 2007, is currently under budget and on target to complete in November. A portion of the new tailings dam, which will extend the life of this operation by ten years, is already being used.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

November 13, 2007

## Update on the Cuitaboca Silver Project

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that the first stage of exploration at the Company's Cuitaboca Silver Project has defined a system of at least six known parallel veins that hosts high grade silver, lead and zinc.

The Cuitaboca Silver Project district is located in the State of Sinaloa in Mexico situated in the Western edge of the Sierra Madre Occidental metallogenic province, a large geologic region that is host to many of the best known gold, silver and base metals producing districts such as San Jose de Gracia, Alamos, Guanacevi, Tayoltita, Bacís, La Cienega, Pinos Altos, etc.

The Cuitaboca project, acquired from First Silver Reserve, Inc. late last year along with the San Martin Silver Mine, consists of a 5,134 hectare land package with at least six well known veins with sulphide mineralization carrying high grade silver. The veins within the property are known as La Lupita, Los Sapos, Chapotal, Colateral-Jesus Maria, Mojardina and Santa Eduwiges.

During the first two quarters of this year, access to the project was achieved with a total of 26 km of new road construction, which successfully reached two of the veins within the system: the Colateral-Jesus Maria vein, and the Mojardina vein. Development of a 100 metre crosscut to access the Colateral vein was constructed and a drift of 110 metres along the vein has been completed to date. Results of sampling shown below were taken at three metre line spacing's along the Colateral vein which have shown an average grade of 425 g/t silver, 0.42 g/t gold, 1.65% lead and 2.15% zinc across the 110 metres.

| Line Number | Width Metres | Au g/t | Ag g/t | Ag Oz | Pb % | Pb lb/tonne | Zn % | Zn lb/tonne | Ag Eq Oz * |
|---|---|---|---|---|---|---|---|---|---|
| Line 1 NW | 2.30 | 0.12 | 251 | 8.07 | 0.85 | 18.76 | 4.98 | 109.46 | 19.30 |
| Line 2 NW | 1.60 | 0.18 | 464 | 14.92 | 1.64 | 36.02 | 1.78 | 39.25 | 22.45 |
| Line 3 NW | 1.50 | 0.24 | 480 | 15.44 | 0.74 | 16.33 | 1.44 | 31.68 | 20.26 |
| Line 4 NW | 1.10 | 0.29 | 169 | 5.45 | 1.08 | 23.72 | 1.54 | 33.80 | 11.35 |
| Line 5 NW | 1.15 | 0.20 | 870 | 27.98 | 4.05 | 89.07 | 3.82 | 84.06 | 45.12 |
| Line 6 NW | 0.50 | 1.47 | 202 | 6.50 | 0.53 | 11.59 | 0.78 | 17.20 | 11.75 |
| Line 7 NW | 1.10 | 1.38 | 1,359 | 43.69 | 6.76 | 148.70 | 3.68 | 81.04 | 69.29 |
| Line 8 NW | 1.50 | 1.41 | 1,240 | 39.87 | 3.55 | 78.11 | 4.03 | 88.72 | 58.28 |
| Line 9 NW | 2.10 | 1.28 | 395 | 12.70 | 2.56 | 56.33 | 2.93 | 64.49 | 26.47 |
| Line 10 NW | 2.30 | 0.93 | 741 | 23.82 | 5.30 | 116.59 | 3.03 | 66.73 | 43.89 |
| Line 11 NW | 1.35 | 1.49 | 756 | 24.30 | 1.66 | 36.55 | 2.05 | 45.17 | 34.65 |
| Line 12 NW | 1.70 | 0.25 | 77 | 2.49 | 1.06 | 23.42 | 0.79 | 17.40 | 6.96 |
| Line 13 NW | 1.60 | 0.68 | 291 | 9.35 | 3.34 | 73.52 | 1.84 | 40.37 | 22.02 |
| Line 1 SE | 2.00 | 0.05 | 216 | 6.95 | 0.75 | 16.60 | 1.10 | 24.20 | 10.85 |
| Line 2 SE | 2.00 | 0.08 | 722 | 23.22 | 0.84 | 18.51 | 2.13 | 46.86 | 29.23 |
| Line 3 SE | 1.70 | 0.05 | 652 | 20.96 | 0.83 | 18.34 | 2.25 | 49.50 | 27.14 |
| Line 4 SE | 1.50 | 0.18 | 718 | 23.09 | 1.05 | 23.10 | 1.28 | 28.16 | 28.27 |

| Line 5 SE | 1.70 | 0.51 | 823 | 26.46 | 0.80 | 17.69 | 2.08 | 45.82 | 33.05 |
|---|---|---|---|---|---|---|---|---|---|
| Line 6 SE | 1.80 | 1.01 | 637 | 20.48 | 1.50 | 33.11 | 3.39 | 74.56 | 32.00 |
| Line 7 SE | 2.20 | 0.39 | 413 | 13.28 | 0.55 | 12.06 | 1.08 | 23.80 | 17.24 |
| Line 8 SE | 1.50 | 0.41 | 677 | 21.77 | 1.84 | 40.48 | 3.98 | 87.56 | 34.13 |
| Line 9 SE | 1.50 | 0.27 | 53 | 1.70 | 0.65 | 14.32 | 0.39 | 8.67 | 4.49 |
| Line 10 SE | 1.20 | 0.12 | 37 | 1.19 | 0.59 | 13.04 | 0.42 | 9.24 | 3.60 |
| Line 11 SE | 1.00 | 0.04 | 276 | 8.87 | 0.38 | 8.46 | 0.64 | 14.05 | 11.04 |
| Line 12 SE | 1.00 | 0.01 | 2 | 0.06 | 0.04 | 0.94 | 0.08 | 1.79 | 0.32 |
| Line 13 SE | 0.70 | 0.01 | 6 | 0.18 | 0.09 | 1.91 | 0.15 | 3.29 | 0.67 |
| Line 14 SE | 1.00 | 0.01 | 20 | 0.64 | 0.07 | 1.56 | 0.12 | 2.64 | 1.04 |
| Line 15 SE | 1.15 | 0.01 | 3 | 0.10 | 0.03 | 0.67 | 0.04 | 0.85 | 0.26 |
| Line 16 SE | 0.60 | 0.01 | 4 | 0.14 | 0.07 | 1.45 | 0.18 | 4.05 | 0.64 |
| Line 17 SE | 0.50 | 0.04 | 12 | 0.37 | 0.17 | 3.78 | 0.45 | 9.90 | 1.67 |
| Line 18 SE | 1.05 | 0.03 | 9 | 0.29 | 0.20 | 4.49 | 0.30 | 6.66 | 1.39 |
| Line 19 SE | 1.70 | 0.08 | 72 | 2.33 | 2.72 | 59.77 | 6.05 | 133.05 | 19.98 |
| Line 20 SE | 1.40 | 0.01 | 29 | 0.93 | 3.39 | 74.55 | 3.18 | 70.04 | 14.97 |
| **Average over 110 m** | **1.42** | **0.42** | **425** | **13.66** | **1.65** | **36.39** | **2.15** | **47.23** | **22.31** |

*Kitco, November 6, 2007 metal prices (Au: 821.50 USD/oz, Ag: 15.22 USD/oz, Pb: 1.70 USD/lb, Zn: 1.24 USD/lb. No recoveries and NSR considered).

Highlights of the first 40 metres on the NW side of the drift define a block with an average grade of 547 g/t silver, 0.72 g/t gold, 2.60% lead and 2.69% zinc.

| Line Number | Width Metres | Au g/t | Ag g/t | Ag Oz | Pb % | Pb lb/tonne | Zn % | Zn lb/Tonne | *Ag Eq Oz |
|---|---|---|---|---|---|---|---|---|---|
| Line 1 NW | 2.30 | 0.12 | 251 | 8.07 | 0.85 | 18.76 | 4.98 | 109.46 | 19.30 |
| Line 2 NW | 1.60 | 0.18 | 464 | 14.92 | 1.64 | 36.02 | 1.78 | 39.25 | 22.45 |
| Line 3 NW | 1.50 | 0.24 | 480 | 15.44 | 0.74 | 16.33 | 1.44 | 31.68 | 20.26 |
| Line 4 NW | 1.10 | 0.29 | 169 | 5.45 | 1.08 | 23.72 | 1.54 | 33.80 | 11.35 |
| Line 5 NW | 1.15 | 0.20 | 870 | 27.98 | 4.05 | 89.07 | 3.82 | 84.06 | 45.12 |
| Line 6 NW | 0.50 | 1.47 | 202 | 6.50 | 0.53 | 11.59 | 0.78 | 17.20 | 11.75 |
| Line 7 NW | 1.10 | 1.38 | 1,359 | 43.69 | 6.76 | 148.70 | 3.68 | 81.04 | 69.29 |
| Line 8 NW | 1.50 | 1.41 | 1,240 | 39.87 | 3.55 | 78.11 | 4.03 | 88.72 | 58.28 |
| Line 9 NW | 2.10 | 1.28 | 395 | 12.70 | 2.56 | 56.33 | 2.93 | 64.49 | 26.47 |
| Line 10 NW | 2.30 | 0.93 | 741 | 23.82 | 5.30 | 116.59 | 3.03 | 66.73 | 43.89 |
| Line 11 NW | 1.35 | 1.49 | 756 | 24.30 | 1.66 | 36.55 | 2.05 | 45.17 | 34.65 |
| Line 12 NW | 1.70 | 0.25 | 77 | 2.49 | 1.06 | 23.42 | 0.79 | 17.40 | 6.96 |
| Line 13 NW | 1.60 | 0.68 | 291 | 9.35 | 3.34 | 73.52 | 1.84 | 40.37 | 22.02 |
| **Average over 40 m** | **1.52** | **0.72** | **547** | **17.59** | **2.60** | **57.25** | **2.69** | **59.13** | **30.05** |

*Kitco, November 6, 2007 metal prices (Au: 821.50 USD/oz, Ag: 15.22 USD/oz, Pb: 1.70 USD/lb, Zn: 1.24 USD/lb. Recoveries and NSR are not considered).

Highlights of the first 33 metres on the SE side of the drift define a block with an average grade of 493 g/t silver, 0.29 g/t gold, 0.90% lead and 1.76% zinc.

| Line Number | Width Metres | Au g/t | Ag g/t | Ag Oz | Pb % | Pb lb/Tonne | Zn % | Zn lb/Tonne | * Ag Eq Oz |
|---|---|---|---|---|---|---|---|---|---|
| Line 1 SE | 2.00 | 0.05 | 216 | 6.95 | 0.75 | 16.60 | 1.10 | 24.20 | 10.85 |
| Line 2 SE | 2.00 | 0.08 | 722 | 23.22 | 0.84 | 18.51 | 2.13 | 46.86 | 29.23 |
| Line 3 SE | 1.70 | 0.05 | 652 | 20.96 | 0.83 | 18.34 | 2.25 | 49.50 | 27.14 |
| Line 4 SE | 1.50 | 0.18 | 718 | 23.09 | 1.05 | 23.10 | 1.28 | 28.16 | 28.27 |
| Line 5 SE | 1.70 | 0.51 | 823 | 26.46 | 0.80 | 17.69 | 2.08 | 45.82 | 33.05 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Line 6 SE | 1.80 | 1.01 | 637 | 20.48 | 1.50 | 33.11 | 3.39 | 74.56 | 32.00 |
| Line 7 SE | 2.20 | 0.39 | 413 | 13.28 | 0.55 | 12.06 | 1.08 | 23.80 | 17.24 |
| Line 8 SE | 1.50 | 0.41 | 677 | 21.77 | 1.84 | 40.48 | 3.98 | 87.56 | 34.13 |
| Line 9 SE | 1.50 | 0.27 | 53 | 1.70 | 0.65 | 14.32 | 0.39 | 8.67 | 4.49 |
| Line 10 SE | 1.20 | 0.12 | 37 | 1.19 | 0.59 | 13.04 | 0.42 | 9.24 | 3.60 |
| Line 11 SE | 1.00 | 0.04 | 276 | 8.87 | 0.38 | 8.46 | 0.64 | 14.05 | 11.04 |
| **Average over 33 m** | **1.65** | **0.29** | **493** | **15.86** | **0.90** | **19.81** | **1.76** | **38.81** | **21.75** |

*Kitco, November 6, 2007 metal prices (Au: 821.50 USD/oz, Ag: 15.22 USD/oz, Pb: 1.70 USD/lb, Zn: 1.24 USD/lb. Recoveries and NSR are not considered).

Based on the successful development of the Colateral vein which remains open both at depth and along strike, the Company intends to advance the current exploration program increasing the development and exploration efforts by completing 2,000 metres of direct drifting along the vein and commencing a diamond drill program at both the Colateral and Mojardina veins. Road construction will also be continued to extend access to the La Lupita, Los Sapos, Chapotal, and Santa Eduwiges veins where additional exploration work will be carried out.

Samples are shipped to the Inspectorate preparation laboratory in Durango, Mexico for drying, crushing and pulverizing. Inspectorate Mexico then sends the pulps by air-freight to Inspectorate America Corporation in Sparks, Nevada for assaying. Systematic assaying of standards and blanks are performed for precision and accuracy; check assays are regularly conducted by inspectorate America Corporation.

Baltazar Solano-Rico, M.Sc., President of Behre Dolbear de Mexico, S.A. de C.V. is the Company's Qualified Person for the Cuitaboca Silver Project as defined in NI 43-101 and has reviewed the content of this news release.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and the TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

RECEIVED
2008 APR -2 A 6:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company" or "First Majestic")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.639.8873

**Item 2 Date of Material Change**

November 13, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4 Summary of Material Change**

The Company announced that the first stage of exploration at the Company's Cuitaboca Silver Project has defined a system of at least six known parallel veins that hosts high grade silver, lead and zinc.

**Item 5 Full Description of Material Change**

See attached news release dated November 13, 2007.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604.688.3033 Facsimile: 604.639.8873

**Item 9 Date of Report**

November 13, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

November 13, 2007

## Update on the Cuitaboca Silver Project

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce that the first stage of exploration at the Company's Cuitaboca Silver Project has defined a system of at least six known parallel veins that hosts high grade silver, lead and zinc.

The Cuitaboca Silver Project district is located in the State of Sinaloa in Mexico situated in the Western edge of the Sierra Madre Occidental metallogenic province, a large geologic region that is host to many of the best known gold, silver and base metals producing districts such as San Jose de Gracia, Alamos, Guanacevi, Tayoltita, Bacís, La Cienega, Pinos Altos, etc.

The Cuitaboca project, acquired from First Silver Reserve, Inc. late last year along with the San Martin Silver Mine, consists of a 5,134 hectare land package with at least six well known veins with sulphide mineralization carrying high grade silver. The veins within the property are known as La Lupita, Los Sapos, Chapotal, Colateral-Jesus Maria, Mojardina and Santa Eduwiges.

During the first two quarters of this year, access to the project was achieved with a total of 26 km of new road construction, which successfully reached two of the veins within the system: the Colateral-Jesus Maria vein, and the Mojardina vein. Development of a 100 metre crosscut to access the Colateral vein was constructed and a drift of 110 metres along the vein has been completed to date. Results of sampling shown below were taken at three metre line spacing's along the Colateral vein which have shown an average grade of 425 g/t silver, 0.42 g/t gold, 1.65% lead and 2.15% zinc across the 110 metres.

| Line Number | Width Metres | Au g/t | Ag g/t | Ag Oz | Pb % | Pb lb/tonne | Zn % | Zn lb/tonne | Ag Eq Oz * |
|---|---|---|---|---|---|---|---|---|---|
| Line 1 NW | 2.30 | 0.12 | 251 | 8.07 | 0.85 | 18.76 | 4.98 | 109.46 | 19.30 |
| Line 2 NW | 1.60 | 0.18 | 464 | 14.92 | 1.64 | 36.02 | 1.78 | 39.25 | 22.45 |
| Line 3 NW | 1.50 | 0.24 | 480 | 15.44 | 0.74 | 16.33 | 1.44 | 31.68 | 20.26 |
| Line 4 NW | 1.10 | 0.29 | 169 | 5.45 | 1.08 | 23.72 | 1.54 | 33.80 | 11.35 |
| Line 5 NW | 1.15 | 0.20 | 870 | 27.98 | 4.05 | 89.07 | 3.82 | 84.06 | 45.12 |
| Line 6 NW | 0.50 | 1.47 | 202 | 6.50 | 0.53 | 11.59 | 0.78 | 17.20 | 11.75 |
| Line 7 NW | 1.10 | 1.38 | 1,359 | 43.69 | 6.76 | 148.70 | 3.68 | 81.04 | 69.29 |
| Line 8 NW | 1.50 | 1.41 | 1,240 | 39.87 | 3.55 | 78.11 | 4.03 | 88.72 | 58.28 |
| Line 9 NW | 2.10 | 1.28 | 395 | 12.70 | 2.56 | 56.33 | 2.93 | 64.49 | 26.47 |
| Line 10 NW | 2.30 | 0.93 | 741 | 23.82 | 5.30 | 116.59 | 3.03 | 66.73 | 43.89 |
| Line 11 NW | 1.35 | 1.49 | 756 | 24.30 | 1.66 | 36.55 | 2.05 | 45.17 | 34.65 |
| Line 12 NW | 1.70 | 0.25 | 77 | 2.49 | 1.06 | 23.42 | 0.79 | 17.40 | 6.96 |
| Line 13 NW | 1.60 | 0.68 | 291 | 9.35 | 3.34 | 73.52 | 1.84 | 40.37 | 22.02 |
| Line 1 SE | 2.00 | 0.05 | 216 | 6.95 | 0.75 | 16.60 | 1.10 | 24.20 | 10.85 |
| Line 2 SE | 2.00 | 0.08 | 722 | 23.22 | 0.84 | 18.51 | 2.13 | 46.86 | 29.23 |
| Line 3 SE | 1.70 | 0.05 | 652 | 20.96 | 0.83 | 18.34 | 2.25 | 49.50 | 27.14 |
| Line 4 SE | 1.50 | 0.18 | 718 | 23.09 | 1.05 | 23.10 | 1.28 | 28.16 | 28.27 |

| Line 5 SE | 1.70 | 0.51 | 823 | 26.46 | 0.80 | 17.69 | 2.08 | 45.82 | 33.05 |
|---|---|---|---|---|---|---|---|---|---|
| Line 6 SE | 1.80 | 1.01 | 637 | 20.48 | 1.50 | 33.11 | 3.39 | 74.56 | 32.00 |
| Line 7 SE | 2.20 | 0.39 | 413 | 13.28 | 0.55 | 12.06 | 1.08 | 23.80 | 17.24 |
| Line 8 SE | 1.50 | 0.41 | 677 | 21.77 | 1.84 | 40.48 | 3.98 | 87.56 | 34.13 |
| Line 9 SE | 1.50 | 0.27 | 53 | 1.70 | 0.65 | 14.32 | 0.39 | 8.67 | 4.49 |
| Line 10 SE | 1.20 | 0.12 | 37 | 1.19 | 0.59 | 13.04 | 0.42 | 9.24 | 3.60 |
| Line 11 SE | 1.00 | 0.04 | 276 | 8.87 | 0.38 | 8.46 | 0.64 | 14.05 | 11.04 |
| Line 12 SE | 1.00 | 0.01 | 2 | 0.06 | 0.04 | 0.94 | 0.08 | 1.79 | 0.32 |
| Line 13 SE | 0.70 | 0.01 | 6 | 0.18 | 0.09 | 1.91 | 0.15 | 3.29 | 0.67 |
| Line 14 SE | 1.00 | 0.01 | 20 | 0.64 | 0.07 | 1.56 | 0.12 | 2.64 | 1.04 |
| Line 15 SE | 1.15 | 0.01 | 3 | 0.10 | 0.03 | 0.67 | 0.04 | 0.85 | 0.26 |
| Line 16 SE | 0.60 | 0.01 | 4 | 0.14 | 0.07 | 1.45 | 0.18 | 4.05 | 0.64 |
| Line 17 SE | 0.50 | 0.04 | 12 | 0.37 | 0.17 | 3.78 | 0.45 | 9.90 | 1.67 |
| Line 18 SE | 1.05 | 0.03 | 9 | 0.29 | 0.20 | 4.49 | 0.30 | 6.66 | 1.39 |
| Line 19 SE | 1.70 | 0.08 | 72 | 2.33 | 2.72 | 59.77 | 6.05 | 133.05 | 19.98 |
| Line 20 SE | 1.40 | 0.01 | 29 | 0.93 | 3.39 | 74.55 | 3.18 | 70.04 | 14.97 |
| **Average over 110 m** | **1.42** | **0.42** | **425** | **13.66** | **1.65** | **36.39** | **2.15** | **47.23** | **22.31** |

*Kitco, November 6, 2007 metal prices (Au: 821.50 USD/oz, Ag: 15.22 USD/oz, Pb: 1.70 USD/lb, Zn: 1.24 USD/lb. No recoveries and NSR considered).

Highlights of the first 40 metres on the NW side of the drift define a block with an average grade of 547 g/t silver, 0.72 g/t gold, 2.60% lead and 2.69% zinc.

| Line Number | Width Metres | Au g/t | Ag g/t | Ag Oz | Pb % | Pb lb/tonne | Zn % | Zn lb/Tonne | *Ag Eq Oz |
|---|---|---|---|---|---|---|---|---|---|
| Line 1 NW | 2.30 | 0.12 | 251 | 8.07 | 0.85 | 18.76 | 4.98 | 109.46 | 19.30 |
| Line 2 NW | 1.60 | 0.18 | 464 | 14.92 | 1.64 | 36.02 | 1.78 | 39.25 | 22.45 |
| Line 3 NW | 1.50 | 0.24 | 480 | 15.44 | 0.74 | 16.33 | 1.44 | 31.68 | 20.26 |
| Line 4 NW | 1.10 | 0.29 | 169 | 5.45 | 1.08 | 23.72 | 1.54 | 33.80 | 11.35 |
| Line 5 NW | 1.15 | 0.20 | 870 | 27.98 | 4.05 | 89.07 | 3.82 | 84.06 | 45.12 |
| Line 6 NW | 0.50 | 1.47 | 202 | 6.50 | 0.53 | 11.59 | 0.78 | 17.20 | 11.75 |
| Line 7 NW | 1.10 | 1.38 | 1,359 | 43.69 | 6.76 | 148.70 | 3.68 | 81.04 | 69.29 |
| Line 8 NW | 1.50 | 1.41 | 1,240 | 39.87 | 3.55 | 78.11 | 4.03 | 88.72 | 58.28 |
| Line 9 NW | 2.10 | 1.28 | 395 | 12.70 | 2.56 | 56.33 | 2.93 | 64.49 | 26.47 |
| Line 10 NW | 2.30 | 0.93 | 741 | 23.82 | 5.30 | 116.59 | 3.03 | 66.73 | 43.89 |
| Line 11 NW | 1.35 | 1.49 | 756 | 24.30 | 1.66 | 36.55 | 2.05 | 45.17 | 34.65 |
| Line 12 NW | 1.70 | 0.25 | 77 | 2.49 | 1.06 | 23.42 | 0.79 | 17.40 | 6.96 |
| Line 13 NW | 1.60 | 0.68 | 291 | 9.35 | 3.34 | 73.52 | 1.84 | 40.37 | 22.02 |
| **Average over 40 m** | **1.52** | **0.72** | **547** | **17.59** | **2.60** | **57.25** | **2.69** | **59.13** | **30.05** |

*Kitco, November 6, 2007 metal prices (Au: 821.50 USD/oz, Ag: 15.22 USD/oz, Pb: 1.70 USD/lb, Zn: 1.24 USD/lb. Recoveries and NSR are not considered).

Highlights of the first 33 metres on the SE side of the drift define a block with an average grade of 493 g/t silver, 0.29 g/t gold, 0.90% lead and 1.76% zinc.

| Line Number | Width Metres | Au g/t | Ag g/t | Ag Oz | Pb % | Pb lb/Tonne | Zn % | Zn lb/Tonne | * Ag Eq Oz |
|---|---|---|---|---|---|---|---|---|---|
| Line 1 SE | 2.00 | 0.05 | 216 | 6.95 | 0.75 | 16.60 | 1.10 | 24.20 | 10.85 |
| Line 2 SE | 2.00 | 0.08 | 722 | 23.22 | 0.84 | 18.51 | 2.13 | 46.86 | 29.23 |
| Line 3 SE | 1.70 | 0.05 | 652 | 20.96 | 0.83 | 18.34 | 2.25 | 49.50 | 27.14 |
| Line 4 SE | 1.50 | 0.18 | 718 | 23.09 | 1.05 | 23.10 | 1.28 | 28.16 | 28.27 |
| Line 5 SE | 1.70 | 0.51 | 823 | 26.46 | 0.80 | 17.69 | 2.08 | 45.82 | 33.05 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Line 6 SE | 1.80 | 1.01 | 637 | 20.48 | 1.50 | 33.11 | 3.39 | 74.56 | 32.00 |
| Line 7 SE | 2.20 | 0.39 | 413 | 13.28 | 0.55 | 12.06 | 1.08 | 23.80 | 17.24 |
| Line 8 SE | 1.50 | 0.41 | 677 | 21.77 | 1.84 | 40.48 | 3.98 | 87.56 | 34.13 |
| Line 9 SE | 1.50 | 0.27 | 53 | 1.70 | 0.65 | 14.32 | 0.39 | 8.67 | 4.49 |
| Line 10 SE | 1.20 | 0.12 | 37 | 1.19 | 0.59 | 13.04 | 0.42 | 9.24 | 3.60 |
| Line 11 SE | 1.00 | 0.04 | 276 | 8.87 | 0.38 | 8.46 | 0.64 | 14.05 | 11.04 |
| **Average over 33 m** | **1.65** | **0.29** | **493** | **15.86** | **0.90** | **19.81** | **1.76** | **38.81** | **21.75** |

*Kitco, November 6, 2007 metal prices (Au: 821.50 USD/oz, Ag: 15.22 USD/oz, Pb: 1.70 USD/lb, Zn: 1.24 USD/lb. Recoveries and NSR are not considered).

Based on the successful development of the Colateral vein which remains open both at depth and along strike, the Company intends to advance the current exploration program increasing the development and exploration efforts by completing 2,000 metres of direct drifting along the vein and commencing a diamond drill program at both the Colateral and Mojardina veins. Road construction will also be continued to extend access to the La Lupita, Los Sapos, Chapotal, and Santa Eduwiges veins where additional exploration work will be carried out.

Samples are shipped to the Inspectorate preparation laboratory in Durango, Mexico for drying, crushing and pulverizing. Inspectorate Mexico then sends the pulps by air-freight to Inspectorate America Corporation in Sparks, Nevada for assaying. Systematic assaying of standards and blanks are performed for precision and accuracy; check assays are regularly conducted by inspectorate America Corporation.

Baltazar Solano-Rico, M.Sc., President of Behre Dolbear de Mexico, S.A. de C.V. is the Company's Qualified Person for the Cuitaboca Silver Project as defined in NI 43-101 and has reviewed the content of this news release.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO


FIRST MAJESTIC
SILVER CORP.

# CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2007 (UNAUDITED)

## MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

Suite 1805 – 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

**FIRST MAJESTIC SILVER CORP.**
**CONSOLIDATED BALANCE SHEETS**
**AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006 (UNAUDITED)**

| | September 30, 2007<br>$ | December 31, 2006<br>$ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 11,460,308 | 17,870,712 |
| Trade receivables | 2,645,077 | 1,200,362 |
| Other receivables (Note 4) | 6,382,369 | 5,893,538 |
| Inventory | 1,779,584 | 1,688,451 |
| Prepaid expenses | 1,771,398 | 61,025 |
| | **24,038,736** | **26,714,088** |
| **MINERAL PROPERTY INTERESTS** (Note 5) | 135,099,976 | 138,870,884 |
| **PROPERTY, PLANT AND EQUIPMENT** (Note 8) | 22,694,187 | 19,776,682 |
| **DEPOSITS ON LONG-TERM ASSETS** | 1,658,123 | - |
| | **183,491,022** | **185,361,654** |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued liabilities | 8,663,171 | 8,557,624 |
| Current portion of long-term vendor liability (Note 6) | 13,341,380 | 13,341,380 |
| Current portion of Arrangement liability | 388,836 | 388,836 |
| Liability for the acquisition of Desmin | - | 1,165,300 |
| Employee profit sharing payable (Note 16) | 479,309 | 293,989 |
| Income taxes payable | 1,156,275 | 394,128 |
| Current portion of long-term lease liability | 330,128 | - |
| | **24,359,099** | **24,141,257** |
| **LONG TERM VENDOR LIABILITY** | - | 13,341,380 |
| **LONG TERM ARRANGEMENT LIABILITY** | - | 388,836 |
| **LONG TERM PORTION OF LEASE LIABILITY** | 334,404 | - |
| **FUTURE INCOME TAXES** | 31,190,936 | 36,784,192 |
| **OTHER LONG TERM LIABILITIES** | 1,226,637 | 1,518,304 |
| **ASSET RETIREMENT OBLIGATION** | 5,719,929 | 3,898,085 |
| | **62,831,005** | **80,072,054** |
| **SHAREHOLDERS' EQUITY** | | |
| **SHARE CAPITAL** (Note 9) | 140,539,056 | 103,466,619 |
| **SHARE CAPITAL TO BE ISSUED** | 9,286,155 | 9,294,020 |
| **CONTRIBUTED SURPLUS** (Note 10) | 16,512,148 | 11,720,436 |
| **ACCUMULATED OTHER COMPREHENSIVE INCOME** | (12,637,874) | 7,910,502 |
| **DEFICIT** | (33,039,468) | (27,101,977) |
| | **120,660,017** | **105,289,600** |
| | **183,491,022** | **185,361,654** |

CONTINUING OPERATIONS (Note 1)
CONTINGENT LIABILITIES (Note 15)
COMMITMENTS (Note 16)

"Keith Neumeyer" Director "Douglas Penrose" Director

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

| | Three months ended Sept. 30, | | Nine months ended Sept. 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| | See Note 3(iv) | | See Note 3(iv) | |
| Revenue (Note 11) | 10,288,478 | 4,616,681 | 31,293,444 | 8,013,740 |
| Cost of sales (excluding amortization and depreciation) | 6,146,418 | 3,197,200 | 20,654,074 | 5,952,740 |
| | 4,142,060 | 1,419,481 | 10,639,370 | 2,061,000 |
| General and administrative | 2,449,823 | 1,303,798 | 7,751,854 | 4,762,966 |
| Amortization and depreciation | 726,023 | 327,743 | 1,760,684 | 452,996 |
| Depletion | 1,814,046 | 1,498,350 | 4,855,323 | 3,049,500 |
| Accretion of reclamation obligation | 112,624 | 36,035 | 244,729 | 78,750 |
| Write off of mineral properties (Note 5(g)) | 1,703,591 | 2,086,258 | 1,703,591 | 2,471,188 |
| Operating loss | (2,664,047) | (3,832,703) | (5,676,811) | (8,754,400) |
| Interest and financing expenses | (212,794) | (399,145) | (962,200) | (535,117) |
| Investment and other income | 674,446 | 374,503 | 1,113,467 | 600,555 |
| Foreign exchange gain (loss) | 166,416 | (110,593) | 204,467 | (111,833) |
| Dilution gain on shares issued by subsidiary | - | - | - | (89,283) |
| Loss before taxes and non-controlling interest | (2,035,979) | (3,967,938) | (5,321,077) | (8,890,078) |
| Income tax (recovery) expense | 34,103 | (273,504) | 616,413 | (478,405) |
| Non-controlling interest | - | - | - | (569,382) |
| **Net loss for the period** | **(2,070,082)** | **(3,694,434)** | **(5,937,490)** | **(7,842,291)** |
| **BASIC AND DILUTED LOSS PER COMMON SHARE** | **(0.04)** | **(0.09)** | **(0.11)** | **(0.23)** |
| **WEIGHTED AVERAGE SHARES OUTSTANDING** | **58,837,500** | **40,606,369** | **54,968,138** | **34,657,097** |

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC SILVER CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)

| | Shares | Amount | Share capital To be issued | Special Warrants | Contributed Surplus | Accumulated other comprehensive Income | Deficit | Total |
|---|---|---|---|---|---|---|---|---|
| | | $ | $ | $ | $ | $ | $ | $ |
| Balance at December 31, 2005 | 30,681,091 | 36,198,724 | - | - | 1,273,788 | - | (15,365,927) | 22,106,585 |
| Net loss | - | - | - | - | - | - | (7,842,292) | (7,842,292) |
| Other comprehensive income | | | | | | | | |
| Cumulative translation adjustment | - | - | - | - | - | 345,304 | - | 345,304 |
| Total comprehensive loss | | | | | | | | (7,496,988) |
| Shares issued for | | | | | | | | |
| Exercise of options | 550,000 | 929,000 | - | - | - | - | - | 929,000 |
| Exercise of warrants | 3,811,382 | 7,917,206 | - | - | - | - | - | 7,917,206 |
| First Silver arrangement | 2,330,412 | 11,302,498 | - | - | - | - | - | 11,302,498 |
| Acquisition of mineral properties | 200,000 | 450,000 | - | - | - | - | - | 450,000 |
| Conversion of special warrants | 7,000,000 | 26,035,109 | - | (26,035,109) | - | - | - | - |
| Special warrants issued | - | - | - | 26,035,109 | - | - | - | 26,035,109 |
| Compensation options issued during during the period | - | (550,000) | - | - | 550,000 | - | - | - |
| Fair value of First Majestic options exchanged for First Silver options | - | - | - | - | 341,710 | - | - | 341,710 |
| Stock option expense during the period net of non-controlling interest portion of $356,712 | - | - | - | - | 1,401,295 | - | - | 1,401,295 |
| Warrants issued during the period | - | (4,077,000) | - | - | 4,077,000 | - | - | - |
| Transfer of contributed surplus upon exercise of stock options | - | 291,200 | - | - | (291,200) | - | - | - |
| Balance at September 30, 2006 | 44,572,885 | 78,496,737 | - | - | 7,352,593 | 345,304 | (23,208,219) | 62,986,415 |
| Balance at December 31, 2006 | 51,698,630 | 103,466,619 | 9,294,020 | - | 11,720,436 | 7,910,502 | (27,101,978) | 105,289,599 |
| Net loss | - | - | - | - | - | - | (5,937,490) | (5,937,490) |
| Other comprehensive income | | | | | | | | |
| Exchange translation adjustment of changing consolidation method for Plata | - | - | - | - | - | (3,244,350) | - | (3,244,350) |
| Cumulative translation adjustment | - | - | - | - | - | (17,304,027) | - | (17,304,027) |
| Total comprehensive loss | | | | | | | | (26,485,867) |
| *Shares issued for* | | | | | | | | |
| Exercise of options | 967,500 | 2,102,550 | - | - | - | - | - | 2,102,550 |
| Exercise of warrants | 1,102,500 | 2,861,875 | - | - | - | - | - | 2,861,875 |
| First Silver arrangement | 1,625 | 7,865 | (7,865) | - | - | - | - | - |
| Acquisition of La Encantada | 382,582 | 2,000,904 | - | - | - | - | - | 2,000,904 |
| Conversion of special warrants | 6,883,000 | 32,138,643 | - | (32,138,643) | - | - | - | - |
| Special warrants issued | - | - | - | 32,138,643 | - | - | - | 32,138,643 |
| Stock option expense during the period | - | - | - | - | 2,418,868 | - | - | 2,418,868 |
| Warrants issued during the period | - | (2,917,000) | - | - | 3,250,444 | - | - | 333,444 |
| Transfer of contributed surplus upon exercise of stock options | - | 877,600 | - | - | (877,600) | - | - | - |
| ***Balance at September 30, 2007*** | *61,035,837* | 140,539,056 | 9,286,155 | - | 16,512,148 | (12,637,875) | (33,039,468) | 120,660,016 |

The accompanying notes are an integral part of these interim consolidated financial statements.

**FIRST MAJESTIC SILVER CORP.**

**CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS**

**FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006 (UNAUDITED)**

| | Three Months Ended Sept. 30, | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| | See Note 3(iv) | | See Note 3(iv) | |
| **OPERATING ACTIVITIES** | | | | |
| Net loss for the period | (2,070,082) | (3,694,434) | (5,937,490) | (7,842,291) |
| Adjustment for items not affecting cash | | | | |
| Depletion | 1,814,046 | 1,498,350 | 4,855,323 | 3,049,500 |
| Amortization and depreciation | 726,023 | 327,743 | 1,760,684 | 452,996 |
| Stock-based compensation | 723,992 | 158,289 | 2,418,868 | 1,758,008 |
| Accretion of reclamation obligation | 112,624 | 36,035 | 244,729 | 78,750 |
| Future income taxes | (265,014) | (307,183) | (922,668) | (715,574) |
| Other | (360,388) | 66,275 | (728,684) | (56,984) |
| Write down of mineral property interests | 1,703,591 | 2,086,258 | 1,703,591 | 2,471,188 |
| Unrealized gain on futures contracts | - | (68,834) | - | (251,751) |
| Loss on dilution of investment in subsidiary | - | - | - | 89,283 |
| Non-controlling interest | - | - | - | (569,382) |
| | 2,384,792 | 102,499 | 3,394,353 | (1,536,257) |
| Net change in non-cash working capital items | | | | |
| Increase in trade and other receivables | (335,768) | (1,681,686) | (1,933,547) | (2,396,716) |
| Decrease (increase) in inventory | 125,199 | (75,514) | (100,804) | 86,022 |
| Decrease (increase) in prepaid expenses | 569,269 | (35,723) | (1,700,702) | 43,187 |
| Increase (decrease) in accounts payable and accrued liabilities | 433,461 | (356,675) | (1,017,161) | 135,088 |
| Increase in employee profit sharing payable | 48,205 | 20,882 | 185,320 | 177,574 |
| (Decrease) increase in taxes payable | (64,227) | 153,913 | 762,147 | 322,077 |
| | 3,160,931 | (1,872,304) | (410,394) | (3,169,025) |
| **INVESTING ACTIVITIES** | | | | |
| Acquisition costs of Minera La Encantada less cash acquired (Note 7) | - | - | (3,798,896) | - |
| Additions to plant and equipment | (2,499,792) | (2,989,992) | (6,456,524) | (6,300,974) |
| Expenditures on mineral property interests | (7,202,913) | (1,831,988) | (16,138,025) | (5,086,606) |
| Advances on long-term assets | (59,384) | - | (1,658,123) | - |
| Acquisition of First Silver Reserve Inc. less cash acquired | - | (1,391,550) | - | (24,740,337) |
| (Increase) decrease in silver future contract deposits | - | (219,659) | - | 230,217 |
| | (9,762,089) | (6,433,189) | (28,051,568) | (35,897,700) |
| **FINANCING ACTIVITIES** | | | | |
| Issuance of common shares and subscriptions, net of issue costs | 145,000 | 501,711 | 4,964,425 | 9,135,599 |
| Issuance of special warrants, net of issue costs | 34,559 | - | 32,138,643 | 26,074,894 |
| Payment of short-term vendor liability | - | - | (13,341,380) | - |
| Payment of short-term Arrangement liability | (388,836) | - | (388,836) | - |
| Payment of liability for acquisition of Desmin | - | - | (1,165,300) | - |
| Shares issued by subsidiary to non-controlling interest | - | - | - | 153,357 |
| | (209,277) | 501,711 | 22,207,552 | 35,363,850 |
| **INCREASE IN CASH AND CASH EQUIVALENTS** | (6,810,435) | (7,803,782) | (6,254,410) | (3,702,875) |
| **EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY** | 818,708 | - | (155,994) | - |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD** | 17,452,035 | 16,571,788 | 17,870,712 | 12,470,883 |
| **CASH AND CASH EQUIVALENTS - END OF THE PERIOD** | 11,460,308 | 8,768,006 | 11,460,308 | 8,768,008 |
| **CASH AND CASH EQUIVALENTS IS COMPRISED OF:** | | | | |
| Cash | 991,617 | 5,156,150 | 991,617 | 5,156,150 |
| Term deposits | 10,468,691 | 3,611,856 | 10,468,691 | 3,611,856 |
| | 11,460,308 | 8,768,006 | 11,460,308 | 8,768,006 |

See Note 13 - Supplemental Cash Flow Information

The accompanying notes are an integral part of these consolidated financial statements

## 1. DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Company trades on the TSX Venture Exchange under the symbol "FR".

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business.

The Company's ability to continue as a going concern is dependent on the Company's ability to raise equity or other financing as required and ultimately its ability to achieve profitable operations. These financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that might be necessary, should the Company be unable to continue as a going concern.

## 2. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in according with GAAP have been omitted. The accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our most recent annual consolidated financial statements except as described in Note 3. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These interim financial statements should be read in conjunction with the Company's latest audited consolidated financial statements for the transition year ended December 31, 2006.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Corporacion First Majestic, S.A. de C.V., ("CFM"), First Majestic Plata S.A. de C.V. (formerly First Majestic Resources Mexico, S.A. de C.V.) ("First Majestic Plata"), First Silver Reserve Inc. ("First Silver"), Minera El Pilon S.A. de C.V., ("El Pilon"), Desmin S.A. de C.V. ("Desmin") and Minera La Encantada S.A. de C.V. ("La Encantada") (Note 7). Inter-company balances and transactions are eliminated on consolidation.

In August 2007, the Company effected a corporate restructuring of Desmin, La Encantada and First Majestic Plata, such that the Company now holds the shares of FM Plata, Desmin and La Encantada, through CFM, which is a Mexican holding company for Mexican tax consolidation purposes. No gain or loss was recognized as a result of this restructuring. As a result of the corporate restructuring, the Company considered that all Mexican operations are now self-sustaining, and a result in August 2007, the Company adopted the current rate method for First Majestic Plata and recognized the change in carrying values of its net assets as an element of other comprehensive income (see Note 3(iii)).

In 2006, the Company changed its fiscal year end from June 30 to December 31. As a result, these financial statements include the financial position as at September 30, 2007, and the results of operations and changes in cash flows for the three and the nine months then ended. The comparative figures include the financial position as at December 31, 2006, and the results of operations and changes in cash flows for the three and the nine months ended September 30, 2006. Certain of the comparative figures of the prior periods have been reclassified to conform with the presentation as at and for the period ended September 30, 2007.

## 3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

***Significant accounting changes***

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 3251, Equity.

*(i) Comprehensive Income*

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company's net investment in self-sustaining foreign operations. The Company has included in its interim consolidated financial statements, a combined statement of shareholders' equity and comprehensive loss for the changes in these items during the first six months of 2007. Cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"). Generally, gains and losses remain part of the balance of AOCI, until GAAP requires their recognition in net income. Prior financial statements retroactively reflect the classification of the currency translation adjustments on the Company's net investment in self-sustaining operations as a component of other comprehensive loss.

*(ii) Financial Instruments – Recognition and Measurement and Hedges*

Section 3855 establishes standards for recognizing and measuring financial assets, liabilities, and non-financial derivatives. Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interests and other business income. Loans and receivables and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company's consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instrument are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

**3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)**

*Impact on Adoption of Section 1530 and 3855*

The adoption of these four sections had no material impact on the results of operations and financial position of the Company other than the translation adjustment relating to the Company's net investment in self-sustaining subsidiaries is recorded as a component of comprehensive loss for the nine months ended September 30, 2007 in the amount of $20,596,178 (2006 - $154,205) and the cumulative translation adjustment at December 31, 2006 in the amount of $7,910,502 is recorded as accumulated other comprehensive income as at that date.

*(iii) Reclassification of Foreign Operation*

In August 2007, the Company changed the method in which it translates the accounts of First Majestic Plata. At the time of the corporate restructuring of Desmin, La Encantada and First Majestic Plata (Note 2), the operations of First Majestic Plata were reclassified from integrated to self-sustaining on the basis that recent commercial operations of the La Parrilla Silver Mine resulted in a change in the functional currency of that operation from the Canadian dollar to the Mexican peso. As a result, the current rate method was adopted in place of the temporal method. The exchange loss of $3,254,702 attributable to current rate translation of non-monetary items as of the date of the change is included as an element of the exchange gains and losses included in a separate component of accumulated other comprehensive income.

*(iv) Change in Accounting Policy Relating to Cost of Production*

During the quarter ended September 30, 2007, the Company changed its accounting policy with respect to the treatment of underground mining costs. During production at underground mines, the Company incurs development costs to build new shafts, drifts and ramps that enable the Company to physically access ore underground. Under the new policy, these underground development costs will be capitalized as incurred and amortized on a unit of production basis over the period that the related ore is extracted. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of silver contained in proven and probable reserves within that ore block or area.

Previously the Company did not distinguish underground mining costs on this basis and therefore such costs were expensed as costs of production in the period they were incurred.

The Company believes that the new accounting policy provides a more accurate and reliable measure of the cost of production for ore produced at the Company's mines and facilitates a more meaningful inter-period comparison of such costs.

This change has been applied on a prospective basis effective January 1, 2007 with the effect that cost of production, net loss and comprehensive loss for the three and nine months ended September 30, 2007 have all been reduced by $1,378,324 and $1,800,234, respectively. Mine development costs have increased by $1,583,094 and the deficit increased by $1,800,234, respectively at September 30, 2007. Loss per share for the three and nine months ended September 30, 2007 was reduced by $0.02 and $0.03, respectively.

In addition the cost of production, net loss and comprehensive loss for the three months ended March 31, 2007 and June 30, 2007 have been increased by $75,852 and reduced by $497,762, respectively. Loss per share for the three months ended March 31, 2007 and June 30, 2007 was reduced by $nil and $0.01, respectively.

## 3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has concluded that retrospective application of this accounting change for periods ending on or prior to December 31, 2006 is impracticable to determine on the basis that production records were not prepared nor retained in sufficient detail to enable a proper determination of the applicable capitalized costs and related amortization.

## 4. OTHER RECEIVABLES

Details of the components of other receivables are as follows:

| | September 30, 2007<br>$ | December 31, 2006<br>$ |
|---|---|---|
| Value added tax and GST recoverable | 5,612,129 | 2,951,825 |
| Interest receivable | 9,019 | 32,334 |
| Advances to employees | 95,294 | 90,572 |
| Advances to suppliers | 635,276 | 1,725,622 |
| Other | 30,651 | 1,093,185 |
| | 6,382,369 | 5,893,538 |

## 5. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests are as follows:

| | September 30, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Acquisition Costs<br>$ | Deferred Exploration Costs<br>$ | Total Costs<br>$ | Acquisition Costs<br>$ | Deferred Exploration Costs<br>$ | Total Costs<br>$ |
| **MEXICO** | | | | | | |
| **Producing properties** | | | | | | |
| La Parrilla (Note 5(a)) | 4,573,114 | 11,021,064 | 15,594,178 | 4,791,406 | 1,527,602 | 6,319,008 |
| San Martin (Note 5(b)) | 15,868,835 | 1,865,189 | 17,734,024 | 23,493,057 | - | 23,493,057 |
| La Encantada (Notes 5(c) and 7) | 6,969,607 | 1,371,667 | 8,341,274 | 1,741,643 | 20,056 | 1,761,699 |
| | 27,411,556 | 14,257,920 | 41,669,476 | 30,026,106 | 1,547,658 | 31,573,764 |
| **Exploration properties** | | | | | | |
| San Martin (Note 5(b)) [1] | 85,640,828 | 232,926 | 85,873,754 | 101,284,020 | - | 101,284,020 |
| Chalchihuites (Note 5(d)) | 4,378,360 | 1,968,065 | 6,346,425 | 2,730,020 | 1,068,199 | 3,798,219 |
| Candamena (Notes 5(e) and 17(g)) | 700,000 | - | 700,000 | 1,695,509 | 297,956 | 1,993,465 |
| Cuitaboca (Note 5(f)) [2] | 251,638 | 258,682 | 510,320 | 118,713 | 102,703 | 221,416 |
| | 90,970,826 | 2,459,673 | 93,430,499 | 105,828,262 | 1,468,858 | 107,297,120 |
| | 118,382,382 | 16,717,593 | 135,099,975 | 135,854,368 | 3,016,516 | 138,870,884 |

(1) This includes properties acquired from First Silver in the San Martin de Bolaños region, as well as other properties in Jalisco State referred to as the Jalisco Group of Properties.

(2) The Cuitaboca property was acquired from First Silver, however all costs are subsequent to acquisition.

Details of expenditures by nature and property are summarized in Schedule "A" – Consolidated Summary of Mineral Property Interest to these financial statements.

## 5. MINERAL PROPERTY INTERESTS (continued)

Mineral property options paid and future option payments are due as follows:

| | Note 5(a) La Parrilla US$ | Note 5(d) Chalchihuites US$ | Notes 5(e) and 17(g) Candamena US$ | Note 5(f) Cuitaboca US$ | Totals US$ |
|---|---|---|---|---|---|
| Paid as at September 30, 2007 | 1,951,400 | 4,760,000 | 1,375,000 | 400,000 | 8,486,400 |
| Future Option Payments | | | | | |
| June 8, 2007 (Note 5(d)) | - | 1,000,000 | - | - | 1,000,000 |
| Subtotal Q3 2007 | - | 1,000,000 | - | - | 1,000,000 |
| November 21, 2007 | 145,200 | - | - | - | 145,200 |
| November 22, 2007 | 154,400 | - | - | - | 154,400 |
| November 25, 2007 (subsequently paid) | - | - | - | 150,000 | 150,000 |
| November 29, 2007 | - | - | 675,000 | - | 675,000 |
| Subtotal Q4 2007 | 299,600 | - | 675,000 | 150,000 | 1,124,600 |
| February 21, 2008 | 145,200 | - | - | - | 145,200 |
| February 22, 2008 | 154,400 | - | - | - | 154,400 |
| February 29, 2008 | - | - | 600,000 | - | 600,000 |
| March 1, 2008 | - | 65,000 | - | - | 65,000 |
| Subtotal Q1 2008 | 299,600 | 65,000 | 600,000 | - | 964,600 |
| May 21, 2008 | 217,800 | - | - | - | 217,800 |
| May 22, 2008 | 231,600 | - | - | - | 231,600 |
| May 25, 2008 | - | - | - | 175,000 | 175,000 |
| May 29, 2008 | - | - | 1,575,000 | - | 1,575,000 |
| Subtotal Q2 2008 | 449,400 | - | 1,575,000 | 175,000 | 2,199,400 |
| November 25, 2008 | - | - | - | 200,000 | 200,000 |
| November 29, 2008 | - | - | 3,375,000 | - | 3,375,000 |
| Subtotal Q3 2008 | - | - | 3,375,000 | 200,000 | 3,575,000 |
| Subtotal Q4 2008 | - | - | - | - | - |
| FY 2009 and beyond | - | - | - | 1,575,000 | 1,575,000 |
| Future Option Payments | 1,048,600 | 1,065,000 | 6,225,000 | 2,100,000 | 10,438,600 |
| Totals | 3,000,000 | 5,825,000 | 7,600,000 | 2,500,000 | 18,925,000 |

5. **MINERAL PROPERTY INTERESTS (continued)**

(a) La Parrilla Silver Mine, Durango

The La Parrilla Silver Mine is a producing underground mine located approximately 65 kilometres southeast of the city of Durango, Mexico and includes mining equipment, an 800 tonnes per day cyanide and flotation processing mill commissioned in May 2007, and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine which began commercial silver production in October 2004.

In January 2004, the Company purchased the original 300 hectares of mineral rights as well as the mill and mine. In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver Mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, Mexico. The Company purchased all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years (US$1,951,400 paid as at September 30, 2007). These agreements call for a net smelter royalty ("NSR") of 1.5% of sales revenue to a maximum of US$2,500,000. The Company has the option to purchase the NSR at any time for US$2,000,000.

(b) San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located within the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 800 tonnes per day cyanidation mill, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine.

The Company has estimated the cost of the San Martin Silver Mine, which has proven and probable reserves, and is carrying the associated asset categorized with other producing properties. The estimated cost of the property which relates to the value beyond proven and probable is classified as an exploration property (see table above).

(c) La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico approximately a 1.5 hour flight from Torreon and comprises 2,826 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town of Muzquiz to Boquillas del Cármen is 45 kilometres away via dirt road. The La Encantada Silver Mine consists of an 800 tonnes per day flotation plant, an airstrip, and other facilities, including a village with 180 houses as well as administrative offices.

In November 2006, the Company acquired the exploitation rights for the La Encantada Silver Mine from Desmin, for US$1.5 million. Subsequently, the Company acquired Minera La Encantada S.A. de C.V. for consideration of $6,133,244, consisting of US$3.25 million in cash, 382,582 common shares of the Company and 191,291 warrants to acquire the NSR from Peñoles (see Note 7).

**5. MINERAL PROPERTY INTERESTS (continued)**

(d) Chalchihuites Group of Properties, Zacatecas

The Chalchihuites Group of Properties is located 60 km to the southeast from the Company's La Parrilla Silver Mine and consists of a 293 contiguous hectare land package which covers the Perseverancia Silver Mine and the San Juan Silver Mine. In 2004, the Company signed several option agreements which covered a total land area of 487 hectares located in the Chalchihuites Mining District, in the municipality of Chalchihuites, located 150 km to the northwest of Zacatecas City in the Western portion of Zacatecas State. In January 2007, the Company exercised its option to acquire the San Juan Silver Mine, and in June 2007 exercised its option to acquire the Perseverancia Silver Mine. During the quarter ended September 30, 2007, the Company acquired 100 hectares of surface rights covering the area surrounding the San Juan Mine.

In reference to the final US$2,000,000 payment due June 8, 2007, US$1,000,000 was paid during the period and the remaining US$1,000,000 is being held in trust pending registration of the concessions with the Mexican mining registry. In connection therewith, a finder's fee in the amount of $176,934 (US$165,870) was paid to a director of the Company.

At September 30, 2007, the Company took 100% ownership of the Perseverancia Silver Mine, the San Juan Silver Mine and the surrounding 293 hectare land package.

There remains one outstanding option agreement, entered into on August 29, 2005 to acquire the La Esperanza and the San Rafael mining concessions comprising approximately 29 hectares in the Chalchihuites area for a total purchase price of US$175,000 payable over a three-year period (US$110,000 paid as at September 30, 2007). A finder's fee in the aggregate of US$7,257 (2006 - US$303,750) is payable to a director of the Company in the event that the remaining option agreement is exercised.

(e) Candameña Mining District property, Chihuahua (Notes 5(g) and 17(g))

In December 2004, the Company signed two option agreements for the purchase of the Candameña Mining District property ("Candameña") located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Sonora Mexico. The purchase includes all properties, assets and equipment and all mining concessions consisting of 5,215 hectares. The payment schedule to one of the agreements was amended on May 24, 2005, November 30, 2006 and March 26, 2007 and a 1% NSR, payable up to a maximum of US$4,000,000, was cancelled on November 30, 2006.

Option payments amount to US$7,600,000 at September 30, 2007 and are payable over a four-year period (US$1,375,000 paid as at September 30, 2007) pursuant to the terms of the amended option agreements.

**5. MINERAL PROPERTY INTERESTS (continued)**

(e) Candameña Mining District property, Chihuahua (continued)

On August 14, 2007, the Company entered into an agreement with Prospector Consolidated Resources Inc. ("Prospector") whereby Prospector has the right to acquire a 100% interest in the Company's option to the Candameña Mining District property by paying $50,000 within five business days following the execution of the agreement (paid) and issuing 2,000,000 of its shares to the Company within five business days of regulatory approval or September 7, 2007, whichever is earlier. In the event that Prospector has not received regulatory approval by September 7, 2007, it must pay an additional US$172,500 (US$150,000 plus VAT) to the Company by October 19, 2007 to satisfy an option commitment to the underlying vendor. Subsequent to September 30, 2007, the Company received the US$172,500 payment and the issuance of 2,000,000 shares of Prospector remains subject to regulatory approval. At September 30, 2007, management wrote down the carrying value of the Candameña property by $1,703,591 to $700,000 reflecting the estimated proceeds on disposal of 2,000,000 shares of Prospector at $0.35 per share for $700,000.

(f) Cuitaboca Silver Project, Sinaloa, Mexico

The Cuitaboca Silver Project, located in the State of Sinaloa, Mexico, consists of an option to acquire a 5,134 hectare land package. This option was acquired in May 2006 through the acquisition of First Silver and its wholly owned subsidiary, El Pilon.

The Company presently owns an option agreement entered into on November 25, 2004 with Consorcio Minero Latinamericano, S.A. de C.V. ("Consorcio"), a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims covering 3,718 hectares located in the State of Sinaloa, Mexico. To purchase the claims, the Company must pay a total of US$2,500,000 in staged cash payments through November 25, 2010 (US$400,000 paid as at September 30, 2007). A 2.5% NSR on the claims may be purchased for an additional US$500,000 at any time during the term of the agreement or for a period of 12 months thereafter.

(g) Write Off of Mineral Property Interests

During the period ended September 30, 2007, management wrote down the carrying value of the Candameña Mining District property by $1,703,591 to $700,000 reflecting the estimated value of 2,000,000 shares of Prospector at $0.35 per share for a revised carrying value of $700,000.

**6. VENDOR LIABILITY**

On April 3, 2006, First Majestic entered into a binding share purchase agreement to acquire approximately 63.75% of the issued and outstanding shares of First Silver Reserve Inc. ("First Silver") from the majority shareholder (the "Majority Shareholder") of First Silver. First Majestic's aggregate purchase price of $53,365,519 was payable to the Majority Shareholder in three installments. The first installment of $26,682,759, representing 50% of the purchase price, was paid on closing of the acquisition on May 30, 2006. An additional 25% installment of $13,341,380, was paid on May 30, 2007, on the first anniversary of the closing. The final 25% installment of $13,341,380 is due on May 30, 2008, on the second anniversary of the closing of the acquisition. Simple interest at 6% per annum, is payable quarterly on the outstanding vendor balance.

## 7. ACQUISITION OF MINERA LA ENCANTADA S.A. DE C.V.

In December 2006, the Company signed a letter of agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C.V. ("La Encantada"), a Mexican mining company owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S. A. de C.V. for the purchase price of US$3,250,000 and a 4% NSR. La Encantada's primary asset is the La Encantada Silver Mine in Coahuila State, Mexico. A non-refundable deposit of US$1,000,000 was made on the date of the agreement and the balance was paid upon closing on March 20, 2007. Pursuant to the terms of the agreement, the Company exercised its option to acquire the 4% NSR in exchange for 382,582 common shares at a value of $5.23 per share and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period. The warrants were valued at $333,443 using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.02%, estimated volatility of 72%, expected life of 2 years and expected dividend yield of 0%).

The preliminary allocation of the purchase price to the assets acquired and liabilities assumed is as follows:

| | $ |
|---|---|
| Consideration: | |
| Cash paid (US$3,250,000) | 3,798,896 |
| 382,582 common shares issued | 2,000,904 |
| Fair value of 191,291 share purchase warrants issued | 333,443 |
| | 6,133,244 |
| Allocation of purchase price | |
| Net working capital | - |
| Mineral property interests | 7,032,536 |
| Plant and equipment | 4,155,290 |
| Asset retirement obligation | (2,305,800) |
| Future income taxes | (2,748,782) |
| | 6,133,244 |

The preliminary determination of the fair value of the La Encantada's assets and liabilities acquired is based on management's best estimate at the date of these financial statements. The Company has not completed its assessment of the fair value of the assets acquired which includes obtaining independent valuations for certain assets and liabilities, and expects to complete the process and finalize its estimates in the fiscal year. Any changes to the preliminary allocation of fair value of the La Encantada net assets acquired will be recorded in the period they are determined.

## 8. PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

| | September 30, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| La Parrilla Silver Mine | 13,249,026 | 779,952 | 12,469,074 | 13,835,500 | 416,209 | 13,419,291 |
| San Martin Silver Mine | 6,168,766 | 1,458,171 | 4,710,595 | 6,116,717 | 213,952 | 5,902,765 |
| La Encantada Silver Mine | 5,273,527 | 171,238 | 5,102,289 | 435,225 | 57,268 | 377,957 |
| Other | 478,615 | 66,386 | 412,229 | 104,303 | 27,634 | 76,669 |
| | 25,169,934 | 2,475,747 | 22,694,187 | 20,491,745 | 715,063 | 19,776,682 |

Details by specific assets are as follows:

| | September 30, 2007 | | | December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value | Cost | Accumulated Depreciation | Net Book Value |
| | $ | $ | $ | $ | $ | $ |
| Land | 984,728 | - | 984,728 | 66,049 | - | 66,049 |
| Automobile | 241,018 | 22,993 | 218,025 | 262,552 | 18,317 | 244,235 |
| Buildings | 3,091,041 | 140,062 | 2,950,979 | 1,005,504 | 71,551 | 933,953 |
| Machinery and equipment | 18,858,581 | 2,183,854 | 16,674,727 | 7,751,740 | 577,649 | 7,174,091 |
| Computer equipment | 321,592 | 65,717 | 255,875 | 48,646 | 12,686 | 35,960 |
| Office equipment | 194,231 | 53,400 | 140,831 | 184,759 | 34,605 | 150,154 |
| Leasehold improvements | 272,663 | 9,721 | 262,942 | - | - | - |
| Construction in progress | 1,206,080 | - | 1,206,080 | 11,172,495 | 255 | 11,172,240 |
| | 25,169,934 | 2,475,747 | 22,694,187 | 20,491,745 | 715,063 | 19,776,682 |

## 9. SHARE CAPITAL

*(a)* ***Authorized*** - unlimited number of common shares without par value

| ***Issued*** | September 30, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | Shares | $ | Shares | $ |
| Balance - beginning of period | 51,698,630 | 103,466,619 | 35,038,157 | 43,780,469 |
| Issued during the period | | | | |
| For cash: | | | | |
| Exercise of options | 967,500 | 2,102,550 | 255,000 | 579,750 |
| Exercise of warrants | 1,102,500 | 2,861,875 | 184,316 | 414,711 |
| Private placements | - | - | 4,429,250 | 12,419,500 |
| For exercise of special warrants (i) | 6,883,000 | 29,221,643 | 7,000,000 | 22,885,359 |
| For First Silver Arrangement | 1,625 | 7,865 | 4,791,907 | 23,192,830 |
| For acquisition of La Encantada (Note 7) | 382,582 | 2,000,904 | - | - |
| Transfer of contributed surplus for stock options exercised | - | 877,600 | - | 194,000 |
| Balance - end of the period | 61,035,837 | 140,539,056 | 51,698,630 | 103,466,619 |

## 9. SHARE CAPITAL (CONTINUED)

(i) On May 10, 2007, the Company completed a private placement of Special Warrants for gross proceeds of $34,415,000 and net proceeds after expenses of the issue of $29,221,643. A total of 6,883,000 Special Warrants were sold at a price of $5.00 per Special Warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters"). Each Special Warrant entitled the holder to receive, without further consideration, upon exercise or deemed exercise, one common share and one half common share purchase warrant. Each whole share purchase warrant is exercisable at a price of $6.50 expiring on November 10, 2008. The Underwriters received a commission of 5.5% of the gross proceeds of the offering at closing. The Company filed a short form prospectus dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 share purchase warrants issued upon the exercise of 6,883,000 Special Warrants. The fair value of the warrants was estimated using the *Black-Scholes Option Pricing Model* (assumptions include a risk free rate of 4.65%, estimated volatility of 63.3%, expected life of 1.3 years and expected dividend yield of 0%) and $2,917,000 was credited to contributed surplus.

### *(b) Stock Options*

In September 2006, the Company adopted a new stock option plan (the "2006 Plan") to replace the previous stock option plan, approved by the Company's shareholders on December 15, 2005. The maximum number of shares reserved for issuance under the 2006 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the nine months ended September 30, 2007, are as follows:

| | Nine Months Ended September 30, 2007 | | | Year Ended December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price ($) | Weighted Average Remaining Life | Number of Shares | Weighted Average Exercise Price ($) | Weighted Average Remaining Life |
| Balance, beginning of the period | 5,052,500 | 3.30 | 2.34 years | 2,954,600 | 2.43 | 1.46 years |
| Granted | 585,000 | 4.90 | 3.62 years | 2,427,900 | 4.26 | 3.86 years |
| Exercised | (967,500) | 2.17 | 0.29 years | (255,000) | 2.27 | 0.31 years |
| Cancelled or expired | (362,500) | 4.32 | 0.00 years | (75,000) | 3.97 | 1.53 years |
| Balance, end of the period | 4,307,500 | 3.68 | 2.21 years | 5,052,500 | 3.30 | 2.34 years |

## 9. SHARE CAPITAL (CONTINUED)

### *(b) Stock Options (continued)*

The following table summarizes both the stock options outstanding and those that are exercisable at September 30, 2007:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 2.10 | 25,000 | 25,000 | October 1, 2007 |
| 1.85 | 150,000 | 150,000 | December 14, 2007 |
| 2.45 | 175,000 | 175,000 | December 16, 2007 |
| 1.79 | 180,000 | 180,000 | January 12, 2008 |
| 3.75 | 25,000 | 25,000 | March 8, 2008 |
| 4.05 | 100,000 | 100,000 | March 20, 2008 |
| 5.04 | 49,600 | 37,200 | April 25, 2008 |
| 4.55 | 25,000 | 18,750 | July 6, 2008 |
| 3.29 | 50,000 | 25,000 | October 16, 2008 |
| 3.28 | 100,000 | 50,000 | October 17, 2008 |
| 2.10 | 240,000 | 240,000 | November 9, 2008 |
| 2.45 | 650,000 | 650,000 | December 16, 2008 |
| 3.28 | 12,500 | 9,375 | June 13, 2009 |
| 4.32 | 845,400 | 422,700 | December 6, 2009 |
| 5.50 | 200,000 | 100,000 | February 1, 2010 |
| 4.64 | 75,000 | 18,750 | June 1, 2010 |
| 4.17 | 100,000 | 25,000 | August 8, 2010 |
| 3.72 | 30,000 | 7,500 | September 24, 2010 |
| 4.30 | 450,000 | 337,500 | June 19, 2011 |
| 4.32 | 245,000 | 122,500 | December 6, 2011 |
| 4.41 | 400,000 | 200,000 | December 22, 2011 |
| 5.00 | 155,000 | 77,500 | February 7, 2012 |
| 4.65 | 25,000 | 6,250 | June 20, 2012 |
| | 4,307,500 | 3,003,025 | |

During the nine months ended September 30, 2007, the Company granted stock options to directors, officers, employees and consultants to purchase 585,500 shares of the Company. Pursuant to the Company's policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $2,418,868 has been recorded as an expense in the nine-month period ended September 30, 2007 relating to stock options.

The fair value of stock options granted is estimated using the *Black-Scholes Option Pricing Model* with the following weighted average assumptions:

| | September 30, 2007 | December 31, 2006 |
|---|---|---|
| Risk-free interest rate | 4.3% | 3.9% |
| Estimated volatility | 67.8% | 80.5% |
| Expected life | 2.0 years | 2.9 years |
| Expected dividend yield | 0% | 0% |

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

## 9. SHARE CAPITAL (CONTINUED)

### *(c) Share Purchase Warrants*

The changes in share purchase warrants for the period ended September 30, 2007 are as follows:

| | Nine Months Ended September 30, 2007 | | | Year Ended December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry | Number of Warrants | Weighted Average Exercise Price ($) | Average Number of Periods to Expiry |
| Balance, beginning of the period | 8,766,271 | 4.02 | 1.12 years | 2,693,139 | 2.44 | 1.38 years |
| Issued (i) (ii) | 3,632,791 | 6.52 | 1.32 years | 6,257,448 | 4.65 | 1.50 years |
| Exercised | (1,100,000) | 2.60 | 0.73 years | (184,316) | 2.25 | 1.02 years |
| Balance, end of the period | 11,299,062 | 4.97 | 0.64 years | 8,766,271 | 4.02 | 1.12 years |

(i) The Company issued 191,291 warrants exercisable at a price of $6.81 per share for a two-year period as part of the acquisition of La Encantada (Note 7).

(ii) The Company filed a short form prospectus dated July 25, 2007 qualifying the distribution of 6,883,000 common shares and 3,441,500 share purchase warrants issued upon the exercise of 6,883,000 Special Warrants.

The following table summarizes the share purchase warrants outstanding at September 30, 2007:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 2.25 | 168,823 | October 20, 2007 |
| 4.00 | 420,000 | October 20, 2007 |
| 5.00 | 3,464,999 | October 20, 2007 |
| 2.60 | 1,400,000 | December 14, 2007 |
| 6.50 | 3,441,500 | November 10, 2008 |
| 4.25 | 2,212,449 | November 27, 2008 |
| 6.81 | 191,291 | March 20, 2009 |
| | 11,299,062 | |

## 10. CONTRIBUTED SURPLUS

The components of contributed surplus are as follows:

| | Nine Months Ended September 30, 2007 $ | Year Ended December 31, 2006 $ |
|---|---|---|
| Balance, beginning of the period | 11,720,436 | 4,272,294 |
| Stock option expense during the period | 2,418,868 | 1,558,892 |
| Fair value of First Majestic options exchanged for First Silver options | - | 173,250 |
| Conversion of special warrants | 2,917,000 | 2,607,000 |
| Warrants issued during the period | 333,444 | 3,046,000 |
| Finder's warrants issued during the period | - | 257,000 |
| Transfer to share capital for options exercised during the period | (877,600) | (194,000) |
| | 16,512,148 | 11,720,436 |

## 11. REVENUE

Details of the components of revenue are as follows:

| | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| Revenues, silver dore bars and concentrates | 10,886,394 | 4,683,017 | 33,685,525 | 8,147,646 |
| Refining, smelting and transportation charges | (597,916) | (66,336) | (2,392,081) | (133,906) |
| Net reportable revenues | 10,288,478 | 4,616,681 | 31,293,444 | 8,013,740 |

## 12. RELATED PARTY TRANSACTIONS

During the nine-month period ended September 30, 2007, the Company:

(a) incurred $138,389 (2006 - $110,391) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $nil (2006 - $44,000) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $144,180 (2006 - $162,673) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

(d) paid $254,742 (US$234,292) (2006 - $nil) to a director of the Company as finder's fees upon the completion of certain option agreements relating to the Chalchihuites Group of Properties.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

## 13. SUPPLEMENTAL CASH FLOW INFORMATION

| | Three Months Ended Sept. 30, | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| NON CASH INVESTING AND FINANCING ACTIVITIES: | | | | |
| Issuance of vendor liability on the acquisition of First Silver | - | - | - | 26,682,759 |
| Fair value of warrants upon completion of private placements | - | 2,607,000 | - | 4,077,000 |
| Fair value of compensation options issued as part of special warrants | - | - | - | 550,000 |
| Reclass of plant and equipment to mineral property interests | - | - | - | - |
| Issuance of shares for mineral property interests | - | - | - | 450,000 |
| Liability for First Silver Arrangement | - | 22,084,941 | - | 22,084,941 |
| Shares issued for acquisition of First Silver Reserve Inc. | - | 1,134,038 | 7,865 | 1,134,038 |
| Shares issued for acquisition of La Encantada | - | - | 2,000,904 | - |
| Fair value of warrants issued for acquisition of La Encantada | - | - | 333,443 | - |
| Fair value of warrants issued upon conversion of special warrants | 2,917,000 | - | 2,917,000 | - |
| Transfer of contributed surplus to common shares for options exercised | 22,000 | 26,700 | 877,600 | 355,800 |
| Conversion of special warrants to common shares | 32,138,643 | 25,524,894 | 32,138,643 | 25,524,894 |
| Contributed surplus for First Majestic options issued for First Silver options | - | 173,250 | - | 173,250 |

## 14. SEGMENTED INFORMATION

The Company considers that it has four operating segments. These reportable operating segments are summarized in the table below.

| | Nine months ended September 30, 2007 | | | | |
|---|---|---|---|---|---|
| | El Pilon Mexican operations | First Majestic Plata operations | Desmin and La Encantada Mexican operations | Corporate and other eliminations (1) | Totals |
| Silver sales | $ 12,757,589 | $ 7,276,514 | $ 11,259,341 | $ - | $ 31,293,444 |
| Cost of sales | 9,950,617 | 5,342,033 | 5,361,424 | - | 20,654,074 |
| Amortization and depreciation | 766,531 | 470,464 | 460,339 | 63,349 | 1,760,683 |
| Depletion | 4,197,368 | 361,266 | 296,689 | - | 4,855,323 |
| Earnings (loss) from operations | (3,565,817) | (4,508,371) | 4,473,295 | (3,038,117) | (6,639,010) |
| Net interest and other income | 149,746 | 1,292,843 | (8,991) | (115,663) | 1,317,935 |
| Income tax (recovery) expense | (284,734) | - | 901,148 | - | 616,414 |
| Net earnings (loss) | (3,131,338) | (3,215,527) | 3,563,156 | (3,153,781) | (5,937,490) |
| Total long lived assets | 109,615,202 | 35,455,712 | 13,969,142 | 412,229 | 159,452,285 |

(1) All corporate operations are in Canada.

| | Nine months ended September 30, 2006 | | | | |
|---|---|---|---|---|---|
| | El Pilon Mexican operations | First Majestic Plata operations | Desmin and La Encantada Mexican operations | Corporate and other eliminations (1) | Totals |
| Silver sales | $ 6,066,095 | $ 1,947,645 | $ - | $ - | $ 8,013,740 |
| Cost of sales | 4,023,207 | 1,929,532 | - | - | 5,952,739 |
| Amortization and depreciation | 297,443 | 145,931 | - | 9,622 | 452,996 |
| Depletion | 2,661,190 | 388,310 | - | - | 3,049,500 |
| Earnings (loss) from operations | (1,147,211) | (2,753,995) | - | (5,388,311) | (9,289,517) |
| Net interest, income and other items | 157,169 | (855,101) | - | 1,097,371 | 399,439 |
| Income tax recovery | (478,405) | - | - | - | (478,405) |
| Net earnings (loss) before non-controlling int. | (1,468,447) | (3,609,095) | - | (4,290,941) | (9,368,483) |
| Total long lived assets | 117,725,196 | 20,532,729 | - | 67,396 | 138,325,321 |

(1) All corporate operations are in Canada.

## 15. CONTINGENT LIABILITIES

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Canada whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share. The Company believes it has substantial defences to the claim; however the outcome of this litigation is not presently determinable.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The maximum potential remittance is approximately $4.0 million however the Company believes it has substantial defences to any claims, however, the outcome is not presently determinable.

In July 2006, an action was commenced against the Company by a former executive who alleged that the Company breached a March 2005 stock option agreement. The plaintiff was seeking money damages or, if the court finds this inappropriate, 25,000 common shares of the Company plus interest. Subsequent to September 30, 2007, all outstanding claims were settled and the parties agreed to a mutual release of all claims (see Note 17(f)).

## 16. COMMITMENTS

Under Mexican regulations, employees (excluding directors and senior management) are eligible for a profit sharing bonus of 10% of annual pre-tax profit. The amount of the profit sharing bonus accrued as a component of cost of sales for the nine months ended September 30, 2007 is $555,601 (2006 - $260,698) which will be paid to the employees of certain Mexican operating subsidiaries in May 2008.

In May 2007, the Company entered into an office premises lease for a period of four years and eight months commencing August 1, 2007. The premises lease commits the Company to a net annual rental expense of $48,700 in 2007, $116,880 in 2008 through 2011, and $29,220 in 2012. Additional annual operating costs are estimated at $101,110 per year ($8,426 per month) over the term of the lease. The Company provided a deposit of two months of rent equaling $42,879.

In June 2007, the Company entered into a lease commitment with a mining equipment supplier for the delivery of $4,215,371 (US$3,964,050) of equipment to be delivered over a period from July to February 2008. The Company has committed to pay 35% within 30 days of entering into the lease, 15% on arrival of the equipment, and the remaining 50% is to be paid in quarterly payments over a period of 24 months, financed at 9.5% interest over the term of the lease. A portion of the equipment was delivered prior to September 30, 2007, and the lease liability and leased assets received have been recorded at September 30, 2007.

The following is a schedule of future minimum lease payments under the capital leases at September 30, 2007:

| | |
|---|---|
| Prior to September 30, 2008 | $ 330,128 |
| Prior to September 30, 2009 | 334,404 |
| | $ 664,532 |

## 17. SUBSEQUENT EVENTS

Subsequent to September 30, 2007:

(a) The Company issued 215,000 common shares for proceeds of $428,600 pursuant to the exercise of stock options.

(b) The Company cancelled 70,000 stock options exercisable at a price of $4.32 per share originally expiring on December 6, 2009.

(c) The Company granted 25,000 stock options exercisable at a price of $3.98 per share expiring on October 17, 2010, 870,000 stock options exercisable at a price of $4.45 per share expiring on October 30, 2010, 50,000 stock options exercisable at a price of $4.34 per share expiring on November 1, 2010 and 25,000 stock options exercisable at a price of $4.42 per share expiring on November 12, 2010.

(d) The Company issued 1,566,323 common shares for proceeds of $4,014,227 pursuant to the exercise of warrants.

(e) 3,464,999 warrants exercisable at a price of $5.00 per share expiring on October 20, 2007 and 420,000 warrants exercisable at a price of $4.00 per share expiring on October 20, 2007 expired unexercised.

(f) In July 2006, an action was commenced against the Company by a former executive who alleged that the Company had breached a March 2005 stock option agreement (see Note 15). In November 2007, all outstanding claims were settled and the parties agreed to a mutual release of all claims.

(g) The Company received US$172,500 from Prospector Consolidated Resources Inc. ("Prospector") pursuant to an agreement whereby Prospector has the right to acquire a 100% interest in the Company's option to the Candameña Mining District property (see Note 5(e)).

SCHEDULE "A"

FIRST MAJESTIC SILVER CORP.

## CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

## FOR THE PERIOD ENDED SEPTEMBER 30, 2007

| | La Parrilla | San Martin | Chalchihuites | Candamena | Cuitaboca | La Encantada | Total |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| **Balance - beginning of the period** | 6,319,008 | 124,777,077 | 3,798,219 | 1,993,465 | 221,416 | 1,761,699 | 138,870,884 |
| **Expenditures during the period** | | | | | | | |
| Consulting | 5,977 | - | 899,579 | 116,093 | - | - | 1,021,649 |
| Filing fees | 43,822 | - | 6,159 | 14,266 | - | - | 64,247 |
| Mine exploration costs | 10,922,470 | 2,149,906 | 234,136 | 180,769 | 155,979 | 1,351,610 | 14,994,870 |
| Reports and assays | - | - | - | - | - | - | - |
| | 10,972,269 | 2,149,906 | 1,139,874 | 311,128 | 155,979 | 1,351,610 | 16,080,766 |
| **Acquisition costs during the period (net)** | 784,731 | - | 2,293,864 | 430,661 | 132,925 | 7,032,536 | 10,674,717 |
| Less: write off of mineral properties | - | - | - | (1,703,591) | - | - | (1,703,591) |
| Less: depletion | (358,584) | (4,197,370) | - | - | - | (296,689) | (4,852,643) |
| Less: amortization of mining rights | - | - | - | - | - | (331,868) | (331,868) |
| Cumulative translation adjustment | (2,123,246) | (19,121,837) | (885,532) | (331,663) | - | (1,176,013) | (23,638,291) |
| **Balance, end of the period** | 15,594,178 | 103,607,776 | 6,346,425 | 700,000 | 510,320 | 8,341,275 | 135,099,974 |

*(See Note 5)*


FIRST MAJESTIC
SILVER CORP.

# Management's Discussion and Analysis

## For the nine-months ended September 30, 2007

Suite 1805, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: acctg@firstmajestic.com
www.firstmajestic.com

**FIRST MAJESTIC SILVER CORP.**
**MANAGEMENT'S DISCUSSION & ANALYSIS**

***Forward-Looking Statements***

*Except for statements of fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company's Annual Information Form under the heading "Risk Factors". The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.*

## 1.0 Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of First Majestic Silver Corp. ("First Majestic" or "the Company") should be read in conjunction with the accompanying interim consolidated financial statements for the nine months ended September 30, 2007 and the audited consolidated financial statements for the six-month transition year ended December 31, 2006. Additional information on the Company, including the Company's Annual Information Form, is also available on SEDAR at www.sedar.com.

Pursuant to a resolution passed by shareholders on September 7, 2006, the Company changed its name from "First Majestic Resource Corp." to "First Majestic Silver Corp." on November 22, 2006. Consistent with this revised naming convention, on August 9, 2007, the Company changed the name of First Majestic Resources Mexico S.A. de C.V. to First Majestic Plata S.A. de C.V. ("FM Plata").

The Company completed a restructuring of its Mexican operations on August 14, 2007, incorporating a holding company in Mexico to consolidate the operations of its Mexican subsidiaries. This MD&A relates to the consolidated operations of the Company and its two wholly owned direct subsidiaries: Corporacion First Majestic S.A. de C.V. ("CFM"), and First Silver Reserve Inc ("First Silver"), as well as the indirect wholly owned subsidiaries of CFM: Minera La Encantada S.A. de C.V. ("La Encantada"), Desmin S.A. de C.V. ("Desmin"), and FM Plata; as well as First Silver's wholly owned subsidiary Minera El Pilon S.A. de C.V. ("El Pilon") (see section 1.8 for the Organization Chart subsequent to restructuring).

During the period ended December 31, 2006, the Company changed its fiscal year-end from June 30 to December 31 to be consistent with the fiscal year ends of its operating subsidiaries. To facilitate the change in year end, the Company reported a one-time, six-month transition year, covering the six month period ended December 31, 2006. Subsequent to the transition year, the first fiscal year is the current calendar year ending December 31, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Certain financial results in this MD&A regarding operations, cash costs, and average realized revenues, will have been reclassified to conform with industry peer company presentation standards, requiring US dollar information and adjusted historical comparative information.

All information contained in this MD&A is as of November 27, 2007, unless otherwise stated.

## Qualified Persons

Unless otherwise indicated Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company who has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine and the San Martin Silver Mine can be found on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

## 1.1 Background

### Nature of Business

The Company is in the business of production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The common shares and warrants of the Company trade on the TSX Venture Exchange under the symbols "FR" and "FR.WT", respectively. The common shares are also quoted on the "Grey Market" in the U.S. under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol "FMV".

Silver producing operations of the Company are carried out through three operating mines: the La Parrilla, the La Encantada, and the San Martin.

## 1.2 Overall Operating Performance and Highlights

- Sales revenues for the third quarter were $10,288,478, a 123% increase compared to $4,616,681 in the corresponding period in 2006. Shipments in the third quarter included a record 911,916 equivalent ounces of silver, an increase of 106% over the 441,879 equivalent ounces shipped in the corresponding period in 2006.
- Sales revenues for the three quarters ended September 30, 2007, were $31,293,444 an increase of 290% compared to the $8,013,470 sales revenues in the corresponding period in 2006. Shipments year to date included 2,427,935 equivalent ounces of silver, an increase of 202% over the 805,157 equivalent ounces of silver shipped in the corresponding period in 2006. The equivalent silver production for the quarter consisted of 810,106 ounces of silver, 436 ounces of gold, and 942,844 pounds of lead.
- Silver production in the third quarter ending September 30, 2007, has increased to 940,225 equivalent ounces of silver, an increase of 10% over the prior quarter's production of 852,721 equivalent ounces of silver, and an increase of 113% over the 441,919 produced in the quarter ending September 30, 2006.
- Mine earnings (excluding amortization and depreciation) of $4,142,060 were added this quarter for a year to date total of $10,639,370 for the nine months ended September 30, 2007 compared to $1,419,481 and $2,061,000 for the three and nine months ended September 30, 2006. During the quarter ended September 30, 2007, the Company changed its accounting policy with respect to the treatment of underground mining costs (see Section 1.11(iv) – Change in Accounting Policy Relating to Cost of Production).
- Net loss for the quarter ended September 30, 2007, was $2,070,082 representing a 44% decrease from the prior year's net loss of $3,694,434 for the corresponding quarter in 2006.
- The net loss for the quarter ended September 30, 2007, included a $1,703,591 one time write down of the carrying value of the Candameña property which management decided to option to Prospector Consolidated Resources Inc. in the period.

- Direct cash costs per ounce of silver (see Non-GAAP measures below) increased to US$6.73 per ounce for the quarter ended September 30, 2007, from US$6.59 per ounce from the prior quarter after the retroactive application of the change of accounting policy described in Section 1.11(iv). Cash costs increased due to a 20% increase in diesel costs in the quarter as well as an increase in labour costs at La Encantada. This cash costs disclosure reflects the Company's revised calculation of cash costs to align this measure with industry standards (see Non-GAAP Measure, below).
- On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporacion First Majestic, S.A. de C.V., ("CFM") and on August 14, 2007, effected a corporate restructuring of Desmin, La Encantada and FM Plata, such that the Company now holds the shares of FM Plata, Desmin and La Encantada, through CFM, a Mexican holding company for Mexican tax consolidation purposes.

**FIRST MAJESTIC CONSOLIDATED OPERATIONS**

| Quarter Ended September 30 | | | Year to date September 30 | |
|---|---|---|---|---|
| **2007** | **2006** | **RESULTS** | **2007** | **2006** |
| 165,549 | 77,325 | Ore processed/tonnes milled | 457,958 | 127,742 |
| 215 | 199 | Average silver grade (g/tonne) | 218 | 200 |
| 71 | 82 | Recovery (%) | 72 | 81 |
| 810,106 | 410,693 | Silver ounces produced | 2,301,785 (2) | 667,343 |
| 436 | 591 | Gold ounces produced | 1,558 | 941 |
| 23,163 | 29,849 | Equivalent ounces from gold | 78,809 | 46,450 |
| 942,844 | 14,651 | Pounds of lead produced | 1,816,992 | 20,216 |
| 106,957 | 1,377 | Equivalent ounces from lead | 167,739 | 1,777 |
| 940,225 | 441,919 | Total production - ounces of silver equivalents | 2,552,872 | 715,570 |
| 911,916 | 441,879 | Shipments - Payable ounces of silver equivalents | 2,427,935 | 805,157 |
| 6.73 | 9.09 | Total USD cash cost per ounce (1) | 6.68 | 8.49 |
| 5,220 | 2,610 | Underground development (m) | 14,932 | 5,215 |
| 9,983 | 6,969 | Diamond drilling (m) | 29,081 | 22,729 |
| 38.01 | 51.96 | Total USD production cost per tonne | 40.51 | 47.53 |

| LA PARRILLA OPERATIONS | | | | |
|---|---|---|---|---|
| Quarter Ended September 30 | | RESULTS | Year to date September 30 | |
| 2007 | 2006 | | 2007 | 2006 |
| 55,540 | 11,073 | Ore processed/tonnes milled | 126,274 | 36,143 |
| 202 | 190 | Average silver grade (g/tonne) | 196 | 196 |
| 67 | 67 | Recovery (%) | 68 | 68 |
| 241,341 | 45,364 | Silver ounces produced | 540,671 | 153,786 |
| 112 | 28 | Gold ounces produced | 284 | 103 |
| 6,012 | 1,515 | Equivalent ounces from gold | 14,553 | 6,391 |
| 603,486 | 0 | Pounds of lead produced | 980,744 | 0 |
| 68,103 | 0 | Equivalent ounces from lead | 94,761 | 0 |
| 315,456 | 46,879 | Total production - ounces of silver equivalents | 649,985 | 160,177 |
| 296,974 | 46,879 | Shipments - Payable ounces of silver equivalents | 576,192 | 249,804 |
| 8.67 | 12.63 | Total USD cash cost per ounce (1) | 8.58 | 8.58 |
| 1,699 | 1,035 | Underground development (m) | 4,937 | 3,042 |
| 9,144 | 5,896 | Diamond drilling | 25,353 | 18,622 |
| 46.55 | 53.47 | Total USD production cost per tonne | 41.59 | 38.03 |

| SAN MARTIN SILVER OPERATIONS | | | | |
|---|---|---|---|---|
| Quarter Ended September 30 | | RESULTS | Year to date September 30 | |
| 2007 | 2006 | | 2007 | 2006 |
| 60,004 | 66,252 | Ore processed/tonnes milled | 183,793 | 91,599 |
| 173 | 201 | Average silver grade (g/tonne) | 175 | 202 |
| 81 | 85 | Recovery (%) | 84 | 86 |
| 269,955 | 365,329 | Silver ounces produced | 865,393 | 513,557 |
| 324 | 563 | Gold ounces produced | 1,274 | 838 |
| 17,151 | 28,334 | Equivalent ounces from gold | 64,256 | 40,059 |
| 5,934 | 14,651 | Pounds of lead produced | 42,615 | 20,216 |
| 1,452 | 1,377 | Equivalent ounces from lead | 3,484 | 1,777 |
| 288,558 | 395,040 | Total production - ounces of silver equivalents | 933,133 | 555,393 |
| 276,104 | 395,040 | Shipments - Payable ounces of silver equivalents | 920,123 | 555,353 |
| 9.20 | 8.67 | Total US cash cost per ounce (1) | 9.34 | 8.46 |
| 2,095 | 1,575 | Underground development (m) | 5,936 | 2,173 |
| 641 | 1,073 | Diamond drilling | 2,787 | 4,107 |
| 46.03 | 51.71 | Total USD production cost per tonne | 47.25 | 51.28 |

| LA ENCANTADA SILVER OPERATIONS | | | | |
|---|---|---|---|---|
| Quarter Ended September 30 | | | Year to date September 30 | |
| 2007 | 2006 | RESULTS | 2007 | 2006 |
| 50,005 | n/a | Ore processed/tonnes milled | 147,891 | n/a |
| 279 | n/a | Average silver grade (g/tonne) | 290 | n/a |
| 67 | n/a | Recovery (%) | 65 | n/a |
| 298,810 | n/a | Silver ounces produced | 895,720 | n/a |
| 0 | n/a | Gold ounces produced | 0 | n/a |
| 0 | n/a | Equivalent ounces from gold | 0 | n/a |
| 333,424 | n/a | Pounds of lead produced | 793,633 | n/a |
| 37,401 | n/a | Equivalent ounces from lead | 69,494 | n/a |
| 336,211 | n/a | Total production - ounces of silver equivalents | 965,214 | n/a |
| 338,838 | n/a | Shipments - Payable ounces of silver equivalents | 931,620 | n/a |
| 2.92 | n/a | Total USD cash cost per ounce (1) | 3.02 | n/a |
| 1,426 | n/a | Underground development (m) | 4,059 | n/a |
| 198 | n/a | Diamond drilling | 942 | n/a |
| 18.92 | n/a | Total USD production cost per tonne | 31.20 | n/a |

*(1) The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company's mines. The measure is widely used in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. To facilitate a better understand of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 10 of the MD&A.*

*(2) The ounces of silver produced previously disclosed at June 30, 2007 included an immaterial misstatement which has been corrected in the year to date silver production results by reducing 10,988 ounces of silver from the period ended June 30, 2007.*

**Q3-2007 - Increasing Production**

Production in the third quarter ending September 30, 2007 increased to 940,225 equivalent ounces of silver representing an 10% increase over 852,721 equivalent ounces in the prior quarter and an increase of 113% over the 441,919 equivalent ounces in the same quarter of the previous year.

The equivalent silver production for the quarter consisted of 810,106 ounces of silver, an increase of 4% over the 776,226 ounces in the previous quarter, and a very significant increase in lead production amounting to 949,988 pounds compared to 534,324 pounds of lead produced in the previous quarter, an increase of 78%. The large increase in lead production was primarily due to the start-up of the flotation circuit at the La Parrilla Silver Mine. Production of gold was 436 ounces in the quarter compared to 591 ounces in the prior quarter as a result of ore being mined during the quarter containing lower gold content.

The ore processed at the Company's three operating silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, increased to 165,549 tonnes in the quarter representing a 6% increase over the 155,762 tonnes processed in the second quarter and a 113% increase over the third quarter of 2006.

Year to date silver production to September 30, 2007, was 2,552,872 equivalent ounces of silver, compared to 713,197 equivalent ounces of silver for the three quarters ended September 30, 2006. The Company's increase in production can be attributed to a 246% increase in production at the Company's flagship La Parrilla Silver Mine when compared with the same quarter in 2006, or by 39% when compared to the previous quarter. Production has also increased

significantly due to the control of the San Martin Silver Mine and the La Encantada Silver Mine which was achieved in the quarters ending June 2006 and December 2006, respectively.

Significant underground development consisted of a combined total of 5,219 meters in the quarter for all three mines. In addition there have been significant improvements and upgrades carried out at each mill. This ongoing program of enhancements will continue for the balance of the year and into 2008, and is focused on increasing the Company's silver production in each of the following quarters.

**La Parrilla Silver Mine, Durango, Mexico**

In the third quarter of 2007, commissioning and improvements continued at the La Parrilla mill. Presently a new counter current thickener is being constructed and new filter presses have been ordered. These improvements are anticipated to increase recoveries in the cyanidation circuit and are estimated to be completed by the end of November. At the end of April 2007, a permit was obtained for the construction of the new tailings pond allowing for construction to begin in the second week of May. The construction of the new facility is now 95% complete and is expected to be finished by the end of November, within the US$1.5 million budget, and within the six months projected time frame for project completion.

Production in the third quarter was 55,540 tonnes which represents an increase of 39% when compared to the 39,884 tonnes in the second quarter. The average head grade of silver at the mill was 202 g/t, as compared to the previous quarter's 201 g/t. Recoveries of silver improved from 63% in the second quarter to 67% in the third quarter. Total silver production in the quarter was 315,456 ounces of silver equivalent, representing a 63% increase over the 193,651 ounces in the previous quarter ended June 30, 2007. The composition of the silver equivalent production during the quarter included 241,341 ounces of silver, 112 ounces of gold and 603,486 pounds of lead.

Resource and Reserve development at La Parrilla continues to be a priority, with the use of six drill rigs. During the quarter, exclusive of Chalchuites (see below), a total of 6,459 meters of diamond drilling was completed over 22 holes, for a year to date total of 23,612 meters drilled over a total of 88 holes in various areas within the La Parrilla property. The primary focus of drilling during this quarter has been confirming resources at the Quebradillas and Vacas areas which were previously owned by Grupo Mexico. The current exploration and resource development program will be expanded in the fourth quarter and into 2008. In addition to the ongoing diamond drill program, and with the objective of increasing the total proven reserves and developing new production areas, a total of 1,698 meters of development was completed in the third quarter of 2007 at the La Rosa-Rosario, San Marcos, Quebradillas and San Juan areas. A total of 4,937 meters of underground development has been completed in the current year to date at La Parrilla.

**San Martin Silver Mine, Jalisco, Mexico**

During the third quarter of 2007, two new scoop trams, one underground truck and one Jumbo Axera were delivered to the mine as part of a fleet modernization program that began in 2006 in order to improve efficiencies within the mine. At the mill a dust collector and a new gas collector are being installed in the crushing and smelting areas.

Production at the San Martin mine, during the quarter ended September, 2007, was 60,004 tonnes, representing a 5% decrease compared to the 63,213 tonnes in the previous quarter ended June 30, 2007. The average head grade during the current quarter was 173 g/t representing a 2% increase from 170 g/t during the previous quarter. Recoveries for the quarter were 81% compared to 84% in the previous quarter, resulting in total production of 288,558 equivalent ounces of silver, which is 9% lower than the 317,887 ounces in the second quarter of 2007. The equivalent ounces of silver consisted of 269,955 ounces of silver, 324 ounces of gold and 5,934 pounds of lead.

Upon the completion of surface geological mapping carried out in the prior quarter, the surface drilling program was resumed in order to drill new targets defined in the North-South structural system, where some intersections of high grade ore are indicating new areas of high interest. During the third quarter of 2007, a total of 641 metres of diamond drilling was completed consisting of 8 underground holes. In the current year to date, a total of 2,787 metres of

diamond drilling has been completed over a total of 42 holes in the San Martin area; 8 holes from the surface and 34 from underground. Five drill rigs are currently being used; consisting of three underground and two on surface. It is anticipated that two additional rigs will be added to the surface drill program in the coming quarter.

Also during this quarter, a new exploration zone in the Rosario-Condesa system was defined in the Cinco Senoresa area, where some old workings were re-habilitated and mapping was completed.

Additionally, during the quarter 2,094 metres of underground development has been completed. An important part of this development was to access the upper levels in the mine where higher grade oxide ores appear to be present. This development is anticipated to improve head grades at the mill starting in the fourth quarter of 2007. Also, new development was completed at the Rosarios-Condesa old workings in order to develop new possible resources. This activity is ongoing with the purposes of: grade control; the development of additional resources; and exploration to define additional targets for future mine expansion.

**La Encantada Silver Mine, Coahuila, Mexico**

During the third quarter of 2007, a new 1500 KW power plant was imported from the USA, delivered, and commissioned. This new power plant will provide the mine the opportunity to upgrade one of its existing 2000 KW power plants, and once this is completed, redundant 24/7 coverage of power generation will be available for the mine and mill. Also during the quarter, two new scoop trams arrived at the mine, replacing two older pieces of equipment. During the final quarter of the year another two scoop trams are expected to arrive at the mine.

At the La Encantada Silver Mine, production in the quarter was 50,005 tonnes, a decrease of 5% compared to the second quarter's production of 52,664 tonnes. The average head grade of silver was 279 g/t, an increase of 3% compared to the 272 g/t achieved in the previous quarter. A total of 336,211 equivalent ounces of silver were produced during the third quarter, which represents an increase of 0.5% from the 335,141 equivalent ounces in the previous quarter. Silver production consisted of 298,810 ounces of silver, (a decrease of 4% versus the 310,377 ounces in the previous quarter) and 333,424 pounds of lead (a decrease of <1% on the 342,412 pounds in the previous quarter). Utilization of the mill has increased from 30% of capacity when the operation was acquired in November 2006, to present mill rates of 80% of capacity in the third quarter. This improvement in operations has resulted in an 86% increase in silver production, compared to when we acquired operations in the quarter ended December 31, 2006. Further increases in mill output are anticipated into the fourth quarter, resulting in additional expected ounces of silver production from the La Encantada mine on a go-forward basis.

In the short time since the operations of La Encantada were acquired, several enhancements have been made, including the installation of a new screening plant, and an aggressive underground development campaign, including 1,427 metres of drifting to several targets located in the San Javier/Milagros Breccias areas. The purpose of these ongoing developments is mining production, confirmation of resources, and exploration.

During the third quarter of 2007 a total of six diamond drill stations were prepared and underground drilling commenced late in the quarter, with two holes completed for a total of 198 meters drilled. Year to date drilling at the La Encantada area totals 51 holes, consisting of 942 meters, of which 49 holes were drilled into the old tailings pond, totalling 744 metres.

Initial metallurgical tests confirm the possibility of economically recovering the silver contained in the old tailings ponds. An economic evaluation was prepared to assess the feasibility of this project. Environmental permitting and basic engineering for the new mill upgrade and the new tailings area are presently in progress.

**Chalchihuites Group of Properties, Zacatecas, Mexico**

In January, 2004 the Company entered into several option agreements to acquire a group of mining concessions with a total surface area of 487 hectares, located in Chalchihuites, Zacatecas, Mexico, approximately 60 kilometres southeast

of the La Parrilla Silver Mine. After a three year exploration program consisting of geochemistry, geophysics and diamond drilling, the company elected to exercise its option to acquire 100% of the 293 hectares which covers the San Juan Silver Mine, the Perseverancia Silver Mine, and surrounding area. The Company also has the rights to another 29 hectares, consisting of two additional mining claims in the Chalchihuites area.

During the third quarter of 2007, underground mine development at the San Juan continued to access and explore the lower part of a recently discovered new ore body. A ramp of 1500 meters is being developed with small production (50 tonnes per day) being produced from this mine. Exploration and development at the San Juan mine was accelerated during the quarter with the objective of developing the mine for larger future production. A total of 655 meters of development has been completed in the quarter, and a total of 11 diamond drill holes totalling 2,136 meters, has also been completed. An underground diamond drill is operating on a permanent basis, and a mine contractor with a crew of 35 people is presently developing the mine. The Company intends to publish a NI 43-101 Technical Report for the San Juan Silver Mine in the first quarter of 2008.

As well, the Perseverancia is presently being upgraded and rehabilitated to increase production of the high grade chimney areas. High grade ore is presently being produced at a rate of 100 tonnes per month. A diamond drill program, consisting of 13 holes, has been completed to date, consisting of a total of 2,858 meters. During the current period, the continuity of the Perseverancia chimneys at depth was confirmed. During the quarter, extraction of low volumes of high grade ore, totalling approximately 200 tonnes grading approximately 1.5 kilos of silver and 35% lead were extracted from the mine. This high grade ore is crushed to minus 1/8" and is being shipped directly to the smelter. This production is expected to continue to increase in the following months. The Company intends to publish a NI 43-101 Technical Report for the Perseverancia Silver Mine in the first quarter of 2008.

**Cuitaboca Silver Project, Sinaloa, Mexico**

As a result of the September 2006 acquisition of First Silver Reserve, Inc., the Company acquired an option to purchase a 100% interest in the Cuitaboca Silver Project, consisting of 5,134 hectares located in the State of Sinaloa, Mexico, containing at least six well known veins with sulphide mineralization carrying high grade silver. The veins within the property are known as; the La Lupita, Los Sapos, Chapotal, Colateral-Jesus Maria, Mojardina and Santa Eduwiges.

During the three months ended September 30, 2007, the Company completed five kilometres of road construction to access the Mojardina and Eduviges veins which are the second and third veins scheduled to be accessed. Total road construction since mid 2006 consists of 26 kms.

The first vein structure discovered; the Colateral vein, was intersected in 2006, and is now being explored and sampled with direct drifting. A total of 110 meters has been developed in the vein in the current year to date. Sampling and assaying are in process as development continues. Based on the encouraging results at the Colateral vein, the program was expanded to develop and explore by drilling the Mojardina and Eduviges veins.

Based on the successful development of the Colateral vein which remains open both at depth and along strike, the Company intends to advance the current exploration program, increasing the development and exploration efforts by completing 2,000 metres of direct drifting along the vein and commencing a diamond drill program at both the Colateral and Mojardina veins. Road construction will also be continued to extend access to the La Lupita, Los Sapos, Chapotal, and Santa Eduwiges veins where additional exploration work will be carried out. This drill program is expected to begin in the first quarter of 2008.

**Jalisco Group of Properties, Jalisco, Mexico**

As a result of the September 2006 acquisition of First Silver Reserve Inc., the company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During the current quarter ended September 30, 2007, a team of geologists has been assembled to evaluate those mining claims. The initial stage is focused on the evaluation of the geological potential at the prolific mining district of Etzatlan, Jalisco

where the Company owns 787 hectares. During the final quarter of 2007, surface geology will be evaluated in this area, leaving the remainder of the surface area to be evaluated in 2008.

**Candameña Mining District property, Chihuahua, Mexico**

The Company has two option agreements for the purchase of the Candameña Mining District property located in the eastern Sierra Madre Mountain range about midway between Hermosillo and Chihuahua in east central Chihuahua, Mexico. The option agreements include all properties, assets, equipment and all mining concessions consisting of 5,215 hectares.

During the second quarter of 2007, a diamond drill program consisting of seven holes totalling 1,550 meters was completed in order to test the La Verde and La Prieta vein system. Results did not definitively identify the continuation of the silver mineralization that was previously mined.

The Company has been assessing its alternatives for the Candameña properties in light of the remaining option payments. Due to the nature of the gold and silver mineralization discovered in the various exploration programs to date, it has been concluded that the property appears to be an interesting gold exploration project rather than a silver project. Based on this conclusion, on August 14, 2007, the Company entered into an agreement with Prospector Consolidated Resources Inc. ("Prospector") to sell the option rights for the Candameña Mining District, for consideration of a $50,000 non-fundable cash payment (received on August 16, 2007.), and subject to regulatory approval, 2,000,0000 fully paid and non-assessable common shares of Prospector. As regulatory approval was not received prior to the proposed closing date of October 19, 2007, Prospector has been required to assume responsibility for future mineral property option payments, and has made an additional payment of US$172,500 (US$150,000 plus VAT) in October, 2007, on behalf of First Majestic. The Company has reduced the carrying value of the Candameña property by $1,703,591 to $700,000 being the estimated proceeds on disposal of the mineral property.

## 1.3 Results of Operations

**Three and nine months ended September 30, 2007 compared to three and nine months ended September 30, 2006.**

Revenues were $10,288,478 for the three months ended September 30, 2007 compared to the $4,616,681 for the three months ended September 30, 2006. The increase in revenue is due to the acquisitions of the San Martin mine on May 31, 2006, and the production of the La Encantada mine which was acquired through the acquisition of Desmin on November 1, 2006. The revenues for the three months ended September 30, 2007, reflect production for all three mines (La Parrilla, San Martin, and La Encantada) for the full three month period, whereas, the revenues in the three months ended September 30, 2006, only reflect the production of La Parrilla and San Martin for three months, and no results for La Encantada.

For the nine months ended September 30, 2007, revenues increased to $31,293,444, compared to the $8,013,740 for the nine months ended September 30, 2006. The increase in revenue is due to increased production at the La Parrilla and the acquisitions of the San Martin mine on May 31, 2006, and the production of the La Encantada mine which was acquired through the acquisition of Desmin on November 1, 2006.

Mine earnings (excluding amortization and depreciation) for the three months ended September 30, 2007 were $4,142,060, compared to $1,419,481 for the three months ended September 30, 2006 after the retroactive application of the change of accounting policy described in Section 1.11(iv). Mine earnings (excluding amortization and depreciation) for the nine months ended September 30, 2007 were $10,639,370, compared to $2,061,000 for the nine months ended September 30, 2006. The improvements in mine operating earnings are due to increased shipments from the La Parrilla, the acquisitions of the San Martin mine on May 31, 2006, and the production from the La Encantada mine which was acquired through the acquisition of Desmin on November 1, 2006.

General and administrative costs increased for the three months ended September 30, 2007 to $2,449,823 from $1,303,798 for the three months ended September 30, 2006, reflecting increases in office related costs, significantly increased staffing and related salaries and benefits. Also contributing to these increases was an increase in stock based compensation which is included as a component of general and administrative expenses ($723,992 for the three months ended September 30, 2007 compared to $158,289 for the three months ended September 30, 2006).

General and administrative costs increased for the nine months ended September 30, 2007 to $7,751,854 from $4,762,966 for the nine months ended September 30, 2006. Increases were experienced in most areas, particularly mine administration costs (as we had not acquired La Encantada in the nine months ended September 30, 2006 and only four months of mine administration costs was consolidated for San Martin in the same period), office-related costs and salaries and benefits due to the administration acquired in the past year by the Company. In the September 2006 quarter we closed the Guadalajara based Minera El Pilon mine administration office that was acquired through the acquisition of First Silver, and all Mexican administration is now centralized in our office in Durango, Mexico.

The net loss after taxes for the three months ended September 30, 2007 decreased to ($2,070,082) ($0.04 per share) from ($3,694,434) ($0.09 per share) for the three months ended September 30, 2006 after the retroactive application of the change of accounting policy described in Section 1.11(iv). The net loss after taxes for the nine months ended September 30, 2007 decreased to ($5,937,490) ($0.11 per share) from ($7,842,291) ($0.23 per share) for the nine months ended September 30, 2006, due to higher mine earnings and the retroactive application of the change of accounting policy described in Section 1.11(iv) in the current quarter.

**First Majestic Silver Non-GAAP Measure, Cash Cost of Production (expressed in US$)**

| **Non-GAAP Measures**<br>Cash Cost per ounce of Silver Produced (1) | | **Three Months Ended** | **Nine Months Ended** |
|---|---|---|---|
| | | **September 30, 2007** | **September 30, 2007** |
| Cost of Sales (excluding depreciation) | $CDN | 6,146,418 | 20,654,074 |
| Cost of Sales, US Dollar Conversion | $US | 5,883,585 | 18,677,052 |
| Inventory fluctuations and other | $US | 280,502 | (958,561) |
| Direct Mining Expenses (Mine, Mill, Indirect, Selling) | $US | 6,164,087 | 17,718,491 |
| Third party smelting charged to net sales (2) | $US | 843,326 | 1,972,570 |
| By-product credits | $US | (714,192) | (2,269,445) |
| Cash Costs | $US | 6,293,221 | 17,421,616 |
| Less: Smelting, refining and transport | $US | (843,326) | (1,972,570) |
| Direct Cash Costs | $US | 5,449,895 | 15,449,046 |
| Ounces of Silver Produced (Pure Silver) (3) | Oz. | 810,106 | 2,301,785 |
| Cash Cost Per Ounce of Silver Produced | US$/Oz. | 7.77 | 7.57 |
| Smelting Cost Per Ounce of Silver Produced | US$/Oz. | (1.04) | (0.89) |
| Direct Cash Costs Per Ounce of Silver | US$/Oz. | 6.73 | 6.68 |

1) First Majestic has adopted methods established by The Gold Institute (Production Cost Standards, Nov. 1999) to calculate costs per ounce of silver. All of First Majestic's operations are "primary" silver mines – meaning the majority of their value (revenue) comes from silver. The "cash cost per ounce" of silver for each mine is based on the ounces of silver for which we are paid, excluding the ounces lost in smelting and refining. This measure was adopted to allow comparison of operational efficiency at our mines relative to previous periods and to allow comparison with other peer company operations. Cash cost per ounce does not have a standardized meaning under GAAP, and accordingly, it is intended only to provide additional information, and should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.
2) Smelting costs reported year to date at June 30, 2007, were overstated by $463,592, however, as these costs are deducted in preparation of Direct Cash Costs, there was no impact on Direct Cash Costs per ounce. For

prior period comparison and consistency, smelting costs were adjusted in the comparative results for June 30, 2007.

3) Ounces of Silver produced at June 30, 2007, included an immaterial error overstating silver production at June 30, 2007 by 10,998 ounces on a year to date basis. For comparative purposes the error was corrected in the prior period comparative results.

### Revenues Per Canadian GAAP (expressed in CDN$)

Per Canadian GAAP, revenues are stated as invoiced revenues for delivered shipments of silver dore bars, and silver concentrates, including metal by-products of gold and lead, after having deducted refining, smelting and transportation charges. The following analysis provides the gross value of revenues prior to refining, smelting and shipping charges, which results in the net reportable revenue for the period. Gross revenues are used to calculate the average realized price per equivalent ounce of silver sold.

| Revenue Analysis | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| Per Canadian GAAP (expressed in CDN$, unless Otherwise Stated) | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Revenues, silver dore bars and concentrates | 10,886,394 | 4,683,017 | 33,685,525 | 8,147,646 |
| Refining, smelting and transportation charges | (597,916) | (66,336) | (2,392,081) | (133,906) |
| Net reportable revenues, per GAAP | 10,288,478 | 4,616,681 | 31,293,444 | 8,013,740 |
| | | | | |
| Equivalent Ounces of silver sold | 911,916 | 441,879 | 2,427,935 | 805,157 |
| Average revenue per ounce sold | 11.94 | 10.60 | 13.87 | 10.12 |
| Average US/CAD translation in the period | 1.0446 | 1.1212 | 1.1048 | 1.1327 |
| Average revenue per ounce sold (US Dollar Equiv.) | 11.43 | 9.45 | 12.56 | 8.93 |

## 1.4 Summary of Quarterly Results

The following table presents selected financial information for each of the last eight quarters.

| | Year ended December 31, 2007 | | | Transition year ended December 31, 2006 | | Year ended June 30, 2006 | | |
|---|---|---|---|---|---|---|---|---|
| | Q3<br>$ | Q2<br>Restated (1)<br>$ | Q1<br>Restated (1)<br>$ | Q2<br>$ | Q1<br>$ | Q4<br>$ | Q3<br>$ | Q2<br>$ |
| Net sales revenues | 10,288,478 | 10,846,344 | 10,158,621 | 8,138,284 | 4,616,681 | 2,725,624 | 671,435 | 484,647 |
| Net loss after taxes | (2,070,082) | (729,658) | (3,137,751) | (3,893,758) | (3,694,434) | (3,151,860) | (995,998) | (829,114) |
| Basic and diluted net loss per common share | (0.04) | (0.01) | (0.06) | (0.09) | (0.09) | (0.07) | (0.03) | (0.03) |

Notes:

(1) During the quarter ended September 30, 2007, the Company changed its accounting policy with respect to the treatment of underground mining costs (see Section 1.11(iv) – Change in Accounting Policy Relating to Cost of Production). This change has been applied on a prospective basis effective January 1, 2007 with the effect that cost of production, net loss and comprehensive loss for the three and nine months ended September 30, 2007 have all been reduced by $1,378,324 and $1,800,234, respectively. Mine development costs have increased by $1,535,293 and the deficit increased by $1,800,234, respectively at September 30, 2007. Loss per share for the three and nine months ended September 30, 2007 was reduced by $0.02 and $0.03, respectively.

In addition the cost of production, net loss and comprehensive loss for the three months ended March 31, 2007 and June 30, 2007 have been increased by $75,852 and reduced by $497,762, respectively. Loss per share for the three months ended March 31, 2007 and June 30, 2007 was reduced by $nil and $0.01, respectively.

The results for the five most recent quarters include the operating results of the San Martin mine since June 1, 2006, and the La Encantada mine since November 1, 2006. Accordingly, the sales revenues have increased significantly with these acquisitions.

Other significant impacts on net losses per period are as follows:

| | Year ended December 31, 2007 | | | Transition year ended December 31, 2006 | | Year ended June 30, 2006 | | |
|---|---|---|---|---|---|---|---|---|
| | Q3 | Q2 | Q1 | Q2 | Q1 | Q4 | Q3 | Q2 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Stock based compensation (1) | 723,992 | 775,532 | 919,344 | 1,400,603 | 158,289 | 1,292,007 | 307,712 | 5,250 |
| Write downs of mineral properties | 1,703,591 | - | - | 774,254 | 2,086,258 | 384,930 | - | - |
| | (2) | | | (3) | (4) | (5) | | |

Notes:

(1) Stock Based Compensation - the net losses are affected by significantly varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company's stock, and is a calculated amount based on the *Black-Scholes Option Pricing Model* of estimating the fair value of stock option issuances.

Write downs of mineral properties – net losses are impacted by managements' decision not to pursue certain mineral properties. The write downs relate to the following properties:

(2) In the quarter ended September 30, 2007, management elected not to proceed with the acquisitions of the Candameña Mining District and accordingly, included a $1,703,591 one time write down of the carrying value of the Candameña mineral property to its estimated proceeds from disposal.

(3) In the quarter ended December 31, 2006, management elected not to proceed with the acquisitions of five of the Chalchihuites Group Properties (Beatriz, Esmeraldita, Nueva India, Tayoltita and Verdiosa) and accordingly, the historical investment in these properties totalling $688,766 were written off during the quarter in addition to other exploration costs of $85,488.

(4) In the quarter ended September 30, 2006, management elected not to proceed with the acquisitions of the Dios Padre Silver Project and the La Candelaria Silver Project, and as a result wrote down the carrying values of the properties by $1,895,107 and $191,151, respectively.

(5) In the quarter ended September 30, 2006, management expensed mineral property interests in the amount of $384,930 relating to two of the Chalchihuites Group Properties known as El Magistral and La Esmeralda.

## 1.5 Liquidity

At September 30, 2007, the Company had working capital deficiency of $320,363 and cash and cash equivalents of $11,460,308 compared to working capital of $2,572,831 and cash and cash equivalents of $17,870,712 at December 31, 2006. Current liabilities at September 30, 2007 includes the current portion of a long-term vendor liability relating to the Acquisition of First Silver in the amount of $13,341,380 and the current portion of a liability relating to the First Silver Arrangement in the amount of $388,836.

On May 10, 2007, the Company completed a private placement of special warrants for gross proceeds of $34,415,000 and net proceeds after expenses of the issue of $29,221,643. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. (formerly Sprott Securities Inc.) and CIBC World Markets

Inc. (as co-lead underwriters) and Blackmont Capital Inc. (the "Underwriters"). On July 25, 2007, the Company obtained a final receipt for a short form prospectus qualifying the distribution of 6,883,000 common shares and 3,441,500 common share purchase warrants issuable on exercise or deemed exercise of the 6,883,000 special warrants. The special warrants were deemed to be exercised on July 30, 2007, without further consideration, for one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of $6.50 until November 10, 2008. A portion of the net proceeds was used to pay the $13,341,380 short-term liability due May 30, 2007 and the balance will be used to fund further expansion at the Company's three operating mines, to meet property option commitments and for general working capital.

Funds surplus to the Company's short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations. The Company has no exposure and has not invested any of its treasury in asset backed commercial paper.

During the nine months ended September 30, 2007, the Company received $2,102,550 pursuant to the exercise of 967,500 stock options and $2,861,875 pursuant to the exercise of 1,102,500 share purchase warrants. Subsequent to the period end, the Company received an additional $428,600 pursuant to the exercise of 215,000 stock options and $4,014,227 pursuant to the exercise of 1,566,323 share purchase warrants.

During the nine months ended September 30, 2007, the Company incurred net costs of $16,138,025 (September 30, 2006 - $5,086,606) in respect of expenditures on mineral property interests and $6,456,524 (September 30, 2006 - $6,300,974) in respect of plant and equipment.

## 1.6 Capital Resources

The Company is continuing to focus on reducing its operating costs at each of its three primary producing mines. These improvements in operations are partially a result of the continuous program of replacing old equipment in the mines and mills with new or rebuilt equipment. This ongoing program has begun to show results as can be seen in the financial results ending September 30, 2007. Other important areas of focus have been and continue to be, grade control and mine dilution. These areas generally take the longest to achieve and need to be accomplished in line with equipment upgrades and improvements in mining techniques and standards. As a result of these efforts, the La Parrilla and La Encantada financial results are beginning to show significant signs of improvement. The San Martin is anticipated to begin to show similar improvements by year end.

In addition to improvements in operations anticipated as the three mines mature over the coming quarters, increases in silver production is also expected to continue as Reserves and Resources increase at each mine and further expansions of the mills are achieved.

The Company anticipates that silver, gold, and lead prices will continue to be volatile in the short term but will continue their upward trends. We expect all three producing mines to produce positive cash flows from production, as well as positive mine operating earnings after deducting mine depletion, amortization and depreciation during 2007.

The Company's continued development is dependent on applying the capital raised to continue to expand operations, to generate a break even level of net income, and thereby in the near term to lessen its dependency on future financings.

The Company's primary capital assets consist of three silver producing mineral property interests in Mexico. The La Parrilla Silver Mine, the San Martin Silver Mine, and the La Encantada Silver Mine, all of which are owned 100% by the Company.

The Company is required to make certain property payments by certain dates to maintain its interest in certain exploration properties. These dates are outlined in the notes to the interim consolidated financial statements. The Company concluded that the results from a recently completed drilling and exploration program at the Candameña

property were not sufficient to continue its investment in this project. Even though the property appears to have merit, due to the Company's production focus, it was determined selling the project made the most sense. The Company located an opportunity to realize on its past investment and to transfer its future property commitments by selling its option to Prospector Consolidated Resources Inc. The agreement with Prospector is dependent on a due diligence and regulatory approval period that could continue into December 2007. Until the transfer of the options and the commitments are completed, the property payments are listed in the Company's property commitment schedule. The Company has extended Prospector's closing deadline to provide sufficient time to receive regulatory approval.

The Company is required to make certain interest and cash payments to the former shareholders of First Silver, pursuant to the majority acquisition of First Silver on May 31, 2006, and the subsequent arrangement to acquire the minority interest.

Future costs to retire assets including dismantling, remediation and ongoing treatment and monitoring of sites are recognized and recorded as liabilities at fair value as at the date the liabilities are incurred. The remediation liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. Future site restoration costs are capitalized as part of the carrying value of the related mineral properties at their initial values and amortized over the mineral properties useful lives based on a units-of-production method. The present value of the Company's reclamation liabilities may be subject to change based on management's current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

### 1.7 Off-Balance Sheet Arrangements

At September 30, 2007, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company.

### 1.8 Transactions with Related Parties

On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporacion First Majestic, S.A. de C.V., ("CFM") and effected a corporate restructuring of Desmin, La Encantada and FM Plata, on August 14, 2007, such that the Company now holds the shares of FM Plata, Desmin and La Encantada, through CFM, which is a Mexican holding company for Mexican tax consolidation purposes.

The following diagram of the corporate structure of the Company is offered for further clarity:

**FIRST MAJESTIC SILVER CORP.**

**ORGANIZATIONAL STRUCTURE ON COMPLETION OF REORGANIZATION**



First Majestic Silver Corp. (British Columbia)
First Silver Reserve Inc. (British Columbia)
Corporacion First Majestic S.A. de C.V. (Mexico)
Minera El Pilon S.A. de C.V. (Mexico)
First Majestic Plata S.A. de C.V. (Mexico)
Minera La Encantada S.A. de C.V. (Mexico)
Desmin S.A. de C.V. (Mexico)


*Note: Shares of each subsidiary are owned 100% by its respective parent, except that a nominal number of shares of each Mexican company is held by a nominee director.

The subsidiaries, mines, mills and properties are related as follows:

| Subsidiaries: | Mine and Mill | Exploration Properties |
|---|---|---|
| First Silver and El Pilon | San Martin Silver Mine | San Martin property<br>Cuitaboca Silver Project<br>Jalisco Group of Properties |
| FM Plata | La Parrilla Silver Mine | La Parrilla Property<br>Chalchihuites Group of Properties<br>Candameña Mining District [1] |
| La Encantada and Desmin | La Encantada Silver Mine | La Encantada property |

(1) On August 14, 2007, the Company entered into an agreement with Prospector Consolidated Resources Inc. ("Prospector") to sell to Prospector the option rights for the Candameña Mining District for consideration consisting of a non-refundable $50,000 cash deposit immediately, and subject to a due diligence period (by September 7, 2007) a payment of two million common shares of Prospector. If Prospector has not by September 7, 2007, completed its due diligence, and received regulatory approval, Prospector may extend its exercise period from September 7, 2007 to October 19, 2007, in which event the option will thereafter be exercisable not later than October 19, 2007, providing that Prospector must pay US$150,000 plus VAT (paid), to reimburse the Company for required payments to be made to the underlying property owners of Candameña. The Company has extended Prospector's closing deadline to provide sufficient time to receive regulatory approval.

During the nine month period ended September 30, 2007, the Company:

(a) incurred $138,389 (2006 - $110,391) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

(b) incurred $nil (2006 - $44,000) for geological and technical services provided by directors and/or corporations controlled by the directors of the Company.

(c) paid $144,180 (2006 - $162,673) to the Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

(d) paid $254,742 (US$234,292) (2006 - $nil) to a director of the Company as finder's fees upon the completion of certain option agreements relating to the Chalchihuites Group of Properties.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

## 1.9 Proposed Transactions

The board of directors is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

## 1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company's significant accounting policies and the estimates derived therefrom are included in Note 2 to the annual consolidated financial statements for the six-month transition year ended December 31, 2006. While all of the significant accounting policies are important to the Company's consolidated financial statements, the following accounting policies, and the estimates derived therefrom, have been identified as being critical:

- Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
- Depletion and Depreciation of Property, Plant and Equipment;
- Reclamation and Remediation Obligations;
- Income Taxes; and
- Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the

future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company's assets and, as such, the amortization of these assets has a significant effect on the Company's financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at December 31, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is "more likely than not" to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the *Black-Scholes Option Pricing Model*. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the year.

## 1.11 Changes in Accounting Policies including Initial Adoption

### *Significant accounting changes*

*(i) Comprehensive income*

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale, changes in the fair value of the effective portion of derivative instruments included in cash flow hedges and currency translation adjustments on the Company's net investment in self-sustaining foreign operations. The Company has included in its interim consolidated financial statements, a statement of comprehensive loss for the changes in these items during the first quarter of 2007. Cumulative changes in OCI are included in accumulated other comprehensive income ("AOCI"). Generally, gains and losses remain part of the balance of AOCI, until GAAP requires their recognition in net income. Prior financial statements retroactively reflect the classification of the currency translation adjustments on the Company's net investment in self-sustaining operations as a component of other comprehensive loss.

*(ii) Financial Instruments – Recognition and Measurement and Hedges*

Section 3855 establishes standards for recognizing and measuring financial assets, liabilities, and non-financial derivatives. Financial assets and liabilities, including derivatives, are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments

classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interests and other business income. Loans and receivables and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company's consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instrument are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

*Impact on Adoption of Section 1530 and 3855*

The adoption of these four sections had no material impact on the results of operations and financial position of the Company other than the translation adjustment relating to the Company's net investment in self-sustaining subsidiaries is recorded as a component of comprehensive loss for the nine months ended September 30, 2007 in the amount of $20,347,520 (2006 - $154,205) and the cumulative translation adjustment at December 31, 2006 in the amount of $7,910,502 is recorded as accumulated other comprehensive income as at that date.

*(iii) Reclassification of Foreign Operation*

In August 2007, the Company changed the method in which it translates the accounts of First Majestic Plata. At the time of the corporate restructuring of Desmin, La Encantada and First Majestic Plata (Note 2), the operations of First Majestic Plata were reclassified from integrated to self-sustaining on the basis that recent commercial operations of the La Parrilla Silver Mine resulted in a change in the functional currency of that operation from the Canadian dollar to the Mexican peso. As a result, the current rate method was adopted in place of the temporal method. The exchange loss of $3,254,702 attributable to current rate translation of non-monetary items as of the date of the change is included as an element of the exchange gains and losses included in a separate component of accumulated other comprehensive income.

*(iv) Change in Accounting Policy Relating to Cost of Production*

During the quarter ended September 30, 2007, the Company changed its accounting policy with respect to the treatment of underground mining costs. During production at underground mines, the Company incurs development costs to build new shafts, drifts and ramps that enable the Company to physically access ore underground. Under the new policy, these underground development costs will be capitalized as incurred and amortized on a unit of production basis over the period that the related ore is extracted. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of silver contained in proven and probable reserves within that ore block or area.

Previously the Company did not distinguish underground mining costs on this basis and therefore such costs were expensed as costs of production in the period they were incurred.

The Company believes that the new accounting policy provides a more accurate and reliable measure of the cost of production for ore produced at the Company's mines and facilitates a more meaningful inter-period comparison of such costs.

This change has been applied on a prospective basis effective January 1, 2007 with the effect that cost of production, net loss and comprehensive loss for the three and nine months ended September 30, 2007 have all been reduced by $1,378,324 and $1,800,234, respectively. Mine development costs have increased by $1,535,293 and the deficit increased by $1,800,234, respectively at September 30, 2007. Loss per share for the three and nine months ended September 30, 2007 was reduced by $0.02 and $0.03, respectively.

In addition the cost of production, net loss and comprehensive loss for the three months ended March 31, 2007 and June 30, 2007 have been increased by $75,852 and reduced by $497,762, respectively. Loss per share for the three months ended March 31, 2007 and June 30, 2007 was reduced by $nil and $0.01, respectively.

The Company has concluded that retrospective application of this accounting change for periods ending on or prior to December 31, 2006 is impracticable to determine on the basis that production records were not prepared nor retained in sufficient detail to enable a proper determination of the applicable capitalized costs and related amortization.

## 1.12 Financial Risks and Other Risks

The Company's financial instruments consist of cash and cash equivalents, trade receivables, accounts receivable and advances, accounts payable, arrangement liability and vendor liability. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

All of the Company's mining and exploration activities are carried on outside of Canada. Accordingly, the Company is subject to the risks associated with fluctuations in the rate of exchange of foreign currencies against the Canadian dollar, in particular the Mexican peso, and the United States dollar. Such fluctuations may materially affect the Company's financial position and results.

In conducting its business, the principal risks and uncertainties faced by the Company centre on metal and mineral prices, development and exploration of its mineral properties, and efficient production of silver doré and concentrate

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company has previously relied on equity financing for its working capital requirements and to fund its capital expansion, development and exploration programs. Although the Company is generating significant cash flows from operations, there is no assurance that additional capital expansion financing will be available to the Company, or will be available on acceptable terms.

## 1.13 Other MD&A Requirements

(a) Additional information relating to the Company may be found on or in:

- SEDAR at www.sedar.com,
- the Company's Annual Information Form,
- the Company's audited consolidated financial statements for the transition year ended December 31, 2006.

### (b) Outstanding Share Data as of the Report Date

As of the Report Date, November 27, 2007, the Company has the following securities outstanding:

Issued common shares: 62,817,160 common shares

Stock options:

| Price $ | Options Outstanding | Options Exercisable | Expiry Dates |
|---|---|---|---|
| 1.85 | 100,000 | 100,000 | December 14, 2007 |
| 2.45 | 125,000 | 125,000 | December 16, 2007 |
| 1.79 | 90,000 | 90,000 | January 12, 2008 |
| 3.75 | 25,000 | 25,000 | March 8, 2008 |
| 4.05 | 100,000 | 100,000 | March 20, 2008 |
| 5.04 | 49,600 | 49,600 | April 25, 2008 |
| 4.55 | 25,000 | 18,750 | July 6, 2008 |
| 3.29 | 50,000 | 25,000 | October 16, 2008 |
| 3.28 | 100,000 | 50,000 | October 17, 2008 |
| 2.10 | 240,000 | 240,000 | November 9, 2008 |
| 2.45 | 650,000 | 650,000 | December 16, 2008 |
| 3.28 | 12,500 | 9,375 | June 13, 2009 |
| 4.32 | 775,400 | 387,700 | December 6, 2009 |
| 5.50 | 200,000 | 100,000 | February 1, 2010 |
| 4.64 | 75,000 | 18,750 | June 1, 2010 |
| 4.17 | 100,000 | 25,000 | August 8, 2010 |
| 3.72 | 30,000 | 7,500 | September 24, 2010 |
| 3.98 | 25,000 | 6,250 | October 17, 2010 |
| 4.45 | 870,000 | 217,500 | October 30, 2010 |
| 4.34 | 50,000 | 12,500 | November 1, 2010 |
| 4.42 | 25,000 | 6,250 | November 12, 2010 |
| 4.30 | 450,000 | 337,500 | June 19, 2011 |
| 4.32 | 245,000 | 122,500 | December 6, 2011 |
| 4.41 | 400,000 | 200,000 | December 22, 2011 |
| 5.00 | 155,000 | 77,500 | February 7, 2012 |
| 4.65 | 25,000 | 6,250 | June 20, 2012 |
| | 4,992,500 | 3,007,925 | |

Share purchase warrants:

| Exercise Price $ | Warrants Outstanding | Expiry Dates |
|---|---|---|
| 6.50 | 3,441,500 | November 10, 2008 |
| 4.25 | 2,212,449 | November 27, 2008 |
| 6.81 | 191,291 | March 20, 2009 |
| | 5,845,240 | |

## 1.14 Disclosure Controls and Procedures

The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Based upon the recent evaluation of the effectiveness of the disclosure controls and procedures regarding the Company's consolidated financial statements for the period ended September 30, 2007, and this MD&A, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the design and implementation of disclosure controls and procedures were effective as at and for the period ended September 30, 2007.

## Form 52-109F2 *Certification of Interim Filings*

I ***Raymond L. Polman, Chief Financial Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.***, (the "Issuer") for the interim period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2007

*"Raymond L. Polman"*
Raymond L. Polman
Chief Financial Officer

**Form 52-109F2 *Certification of Interim Filings***

I ***Keith Neumeyer, Chief Executive Officer of First Majestic Silver Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***First Majestic Silver Corp.***, (the "Issuer") for the interim period ending ***September 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2007

*"Keith Neumeyer"*

Keith Neumeyer
Chief Executive Officer

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


RECEIVED
2008 APR -2 A 6:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

November 29, 2007

## Highlights from 3rd Quarter Financial Statements

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce the financial results of the Company's third quarter ending September 30th, 2007. The full version of the financial statements can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com. The following are highlights from the third quarter financial results of the Company and shareholders or interested parties are encouraged to review the complete statements for further details.

- Sales revenues for the third quarter were $10,288,478, a 123% increase compared to $4,616,681 in the corresponding period in 2006. Shipments in the third quarter included a record 911,916 equivalent ounces of silver, an increase of 106% over the 441,879 equivalent ounces shipped in the corresponding period in 2006.
- Sales revenues for the three quarters ended September 30, 2007, were $31,293,444 an increase of 290% compared to the $8,013,470 sales revenues in the corresponding period in 2006. Shipments year to date included 2,427,935 equivalent ounces of silver, an increase of 202% over the 805,157 equivalent ounces of silver shipped in the corresponding period in 2006.
- Silver production in the third quarter ending September 30, 2007, has increased to 940,225 equivalent ounces of silver, an increase of 10% over the prior quarter's production of 852,721 equivalent ounces of silver, and an increase of 113% over the 441,919 produced in the quarter ending September 30, 2006. The equivalent silver production for the quarter consisted of 810,106 ounces of silver, 436 ounces of gold, and 942,844 pounds of lead.
- Mine earnings (excluding amortization and depreciation) for the third quarter were $4,142,060 making a year to date total of $10,639,370 for the nine months ended September 30, 2007 compared to $1,419,481 and $2,061,000 for the three and nine months ended September 30, 2006. During the quarter ended September 30, 2007, the Company changed its accounting policy with respect to the treatment of underground mining costs. Further clarification can be reviewed in Section 1.11(iv) – Change in Accounting Policy Relating to Cost of Production in the Company's Management's Discussion and Analysis.
- Net loss for the quarter ended September 30, 2007, was $2,070,082 representing a 44% decrease from the prior year's net loss of $3,694,434 for the corresponding quarter in 2006. The net loss for the quarter ended September 30, 2007, included a $1,703,591 one time write down of the carrying value of the Candameña property which management decided to option to Prospector Consolidated Resources Inc. in the period.
- Direct cash costs per ounce of silver increased to US$6.73 per ounce for the quarter ended September 30, 2007, from US$6.59 per ounce from the prior quarter. Cash costs increased due to a 20% increase in diesel costs in the quarter as well as an increase in labour costs at La Encantada.

**FIRST MAJESTIC CONSOLIDATED OPERATIONS**

| Quarter Ended September 30 | | | Year to date September 30 | |
|---|---|---|---|---|
| 2007 | 2006 | RESULTS | 2007 | 2006 |
| 165,549 | 77,325 | Ore processed/tonnes milled | 457,958 | 127,742 |
| 215 | 199 | Average silver grade (g/tonne) | 218 | 200 |
| 71 | 82 | Recovery (%) | 72 | 81 |
| 810,106 | 410,693 | Silver ounces produced | 2,301,785 | 667,343 |
| 436 | 591 | Gold ounces produced | 1,558 | 941 |
| 23,163 | 29,849 | Equivalent ounces from gold | 78,809 | 46,450 |
| 949,988 | 14,651 | Pounds of lead produced | 1,816,992 | 20,216 |
| 106,957 | 1,377 | Equivalent ounces from lead | 167,739 | 1,777 |

| | | | | |
|---|---|---|---|---|
| **940,225** | **441,919** | Total production - ounces of silver equivalents | **2,552,872** | **715,570** |
| **911,916** | **441,879** | Shipments - Payable ounces of silver equivalents | **2,427,935** | **805,157** |
| **6.73** | **9.09** | Total USD cash cost per ounce | **6.68** | **8.49** |
| **5,220** | **2,610** | Underground development (m) | **14,932** | **5,215** |
| **9,983** | **6,969** | Diamond drilling (m) | **29,081** | **22,729** |
| **38.01** | **51.96** | Total USD production cost per tonne | **40.51** | **47.53** |

- On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporacion First Majestic, S.A. de C.V., ("CFM") and on August 14, 2007, effected a corporate restructuring of Desmin, La Encantada and FM Plata, such that the Company now holds the shares of FM Plata, Desmin and La Encantada, through CFM, a Mexican holding company for Mexican tax consolidation purposes.
- During the period July 1st to the date of this announcement 176,323 warrants priced at $2.25 and 1,400,000 warrants priced at $2.60 were exercised. Also, 3,464,999 warrants priced at $5.00 and 420,000 warrants priced at $4.00 expired without being exercised.

The Company is continuing to focus on reducing its operating costs at each of its three primary producing silver mines. These improvements in operations are partially a result of the continuous program of replacing old equipment in the mines and mills with new or rebuilt equipment. This ongoing program has begun to show results as can be seen in the financial results ending September 30, 2007. Other important areas of focus have been and continue to be; grade control and mine dilution. These areas generally take the longest to achieve and need to be accomplished in line with equipment upgrades and improvements in mining techniques and standards. As a result of these efforts, the La Parrilla and La Encantada financial results are beginning to show significant signs of improvement. The San Martin is anticipated to begin to show similar improvements by year end.

In addition to improvements in operations anticipated as the three mines mature over the coming quarters, increases in silver production is also expected to continue at each mine as further improvements and expansions of the mills are achieved and as Reserves and Resources increase with the release of updated NI 43-101 reports.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

**Item 2. Date of Material Change**

November 29, 2007

**Item 3. News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4. Summary of Material Change**

Highlights from 3rd quarter financial statements.

**Item 5.1 Full Description of Material Change**

See news release dated November 29, 2007.

**Item 5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

**Item 9. Date of Report**

November 29, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


# NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

November 29, 2007

## Highlights from 3rd Quarter Financial Statements

FIRST MAJESTIC SILVER CORP. (FR-V) (the "Company") is pleased to announce the financial results of the Company's third quarter ending September 30th, 2007. The full version of the financial statements can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com. The following are highlights from the third quarter financial results of the Company and shareholders or interested parties are encouraged to review the complete statements for further details.

- Sales revenues for the third quarter were $10,288,478, a 123% increase compared to $4,616,681 in the corresponding period in 2006. Shipments in the third quarter included a record 911,916 equivalent ounces of silver, an increase of 106% over the 441,879 equivalent ounces shipped in the corresponding period in 2006.

- Sales revenues for the three quarters ended September 30, 2007, were $31,293,444 an increase of 290% compared to the $8,013,470 sales revenues in the corresponding period in 2006. Shipments year to date included 2,427,935 equivalent ounces of silver, an increase of 202% over the 805,157 equivalent ounces of silver shipped in the corresponding period in 2006.

- Silver production in the third quarter ending September 30, 2007, has increased to 940,225 equivalent ounces of silver, an increase of 10% over the prior quarter's production of 852,721 equivalent ounces of silver, and an increase of 113% over the 441,919 produced in the quarter ending September 30, 2006. The equivalent silver production for the quarter consisted of 810,106 ounces of silver, 436 ounces of gold, and 942,844 pounds of lead.

- Mine earnings (excluding amortization and depreciation) for the third quarter were $4,142,060 making a year to date total of $10,639,370 for the nine months ended September 30, 2007 compared to $1,419,481 and $2,061,000 for the three and nine months ended September 30, 2006. During the quarter ended September 30, 2007, the Company changed its accounting policy with respect to the treatment of underground mining costs. Further clarification can be reviewed in Section 1.11(iv) – Change in Accounting Policy Relating to Cost of Production in the Company's Management's Discussion and Analysis.

- Net loss for the quarter ended September 30, 2007, was $2,070,082 representing a 44% decrease from the prior year's net loss of $3,694,434 for the corresponding quarter in 2006. The net loss for the quarter ended September 30, 2007, included a $1,703,591 one time write down of the carrying value of the Candameña property which management decided to option to Prospector Consolidated Resources Inc. in the period.

- Direct cash costs per ounce of silver increased to US$6.73 per ounce for the quarter ended September 30, 2007, from US$6.59 per ounce from the prior quarter. Cash costs increased due to a 20% increase in diesel costs in the quarter as well as an increase in labour costs at La Encantada.

| FIRST MAJESTIC CONSOLIDATED OPERATIONS | | | | |
|---|---|---|---|---|
| Quarter Ended September 30 | | | Year to date September 30 | |
| 2007 | 2006 | RESULTS | 2007 | 2006 |
| 165,549 | 77,325 | Ore processed/tonnes milled | 457,958 | 127,742 |
| 215 | 199 | Average silver grade (g/tonne) | 218 | 200 |
| 71 | 82 | Recovery (%) | 72 | 81 |
| 810,106 | 410,693 | Silver ounces produced | 2,301,785 | 667,343 |
| 436 | 591 | Gold ounces produced | 1,558 | 941 |
| 23,163 | 29,849 | Equivalent ounces from gold | 78,809 | 46,450 |
| 949,988 | 14,651 | Pounds of lead produced | 1,816,992 | 20,216 |
| 106,957 | 1,377 | Equivalent ounces from lead | 167,739 | 1,777 |

| | | | | |
|---|---|---|---|---|
| **940,225** | **441,919** | Total production - ounces of silver equivalents | **2,552,872** | **715,570** |
| **911,916** | **441,879** | Shipments - Payable ounces of silver equivalents | **2,427,935** | **805,157** |
| **6.73** | **9.09** | Total USD cash cost per ounce | **6.68** | **8.49** |
| **5,220** | **2,610** | Underground development (m) | **14,932** | **5,215** |
| **9,983** | **6,969** | Diamond drilling (m) | **29,081** | **22,729** |
| **38.01** | **51.96** | Total USD production cost per tonne | **40.51** | **47.53** |

- On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporacion First Majestic, S.A. de C.V., ("CFM") and on August 14, 2007, effected a corporate restructuring of Desmin, La Encantada and FM Plata, such that the Company now holds the shares of FM Plata, Desmin and La Encantada, through CFM, a Mexican holding company for Mexican tax consolidation purposes.
- During the period July 1st to the date of this announcement 176,323 warrants priced at $2.25 and 1,400,000 warrants priced at $2.60 were exercised. Also, 3,464,999 warrants priced at $5.00 and 420,000 warrants priced at $4.00 expired without being exercised.

The Company is continuing to focus on reducing its operating costs at each of its three primary producing silver mines. These improvements in operations are partially a result of the continuous program of replacing old equipment in the mines and mills with new or rebuilt equipment. This ongoing program has begun to show results as can be seen in the financial results ending September 30, 2007. Other important areas of focus have been and continue to be; grade control and mine dilution. These areas generally take the longest to achieve and need to be accomplished in line with equipment upgrades and improvements in mining techniques and standards. As a result of these efforts, the La Parrilla and La Encantada financial results are beginning to show significant signs of improvement. The San Martin is anticipated to begin to show similar improvements by year end.

In addition to improvements in operations anticipated as the three mines mature over the coming quarters, increases in silver production is also expected to continue at each mine as further improvements and expansions of the mills are achieved and as Reserves and Resources increase with the release of updated NI 43-101 reports.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO


RECEIVED
2008 APR -2 A 6:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

December 3, 2007

## Update on the Chalchihuites Group of Properties

First Majestic Silver Corp. (the "Company" or "First Majestic") is pleased to announce preliminary results from its ongoing surface and underground exploration and diamond drilling program at the Chalchihuites Group of Properties located in the State of Zacatecas, México.

The Chalchihuites Group of Properties is strategically located 60 km to the southeast from the Company's flagship La Parrilla Silver Mine and consists of 293 hectares of contiguous mining claims which cover the Perseverancia Silver Mine and the San Juan Silver Mine. In 2004, the Company signed several option agreements which covered a total of 487 hectares of land located in the Chalchihuites mining district in the Western portion of Zacatecas State in the municipality of Chalchihuites, and 150 km to the northwest from Zacatecas City. After the completion of a geological program that included surface geology, geochemical and geophysical surveying, diamond drilling, underground rehabilitation, development and channel sampling, First Majestic exercised its options in January 2007 to acquire the San Juan Silver Mine and in June 2007 to acquire the Perseverancia Silver Mine. The Company now owns 100% of both of these promising mines which are approximately one kilometre apart. In addition, the Company recently acquired 100 hectares of surface rights from a local land owner.

The Chalchihuites mining district comprises a regional metasomatic system of mineralization that includes: replacement mantos, breccia pipes, chimneys, vein type structures, dissemination and skarn deposits which occur in association with igneous dikes and stocks intruding a sequence of cretaceous sedimentary rocks. The Chalchihuites area hosts mineral deposits with high silver mineralization such as the nearby La Colorada mine owned by Pan American Silver Corp. and other regional mines, such as, the San Martín and Sabinas mines owned and operated by Grupo México and Peñoles.

### San Juan Silver Mine

The San Juan Silver Mine is one of the oldest mines in the district and was partially mined to a depth of 150 meters over nine levels and consists of eight mining claims totalling 204 hectares. The mine has not been in operation since the 1950's. The previous owner constructed a 90-metre shaft which has been used to access the old workings. First Majestic's exploration program consisted of mapping, sampling, rehabilitation and development of old workings. A diamond drilling program from surface totalled six holes. Based on drilling results, 670 meters of ramps have been developed to date. This includes 250 meters of access ramps into the foot wall of the ore body and 420 meters at different levels to access the mine and build underground drill stations. Another 250 meters of ramps are in process to prepare drilling sites from the underground workings.

Aside from the access ramps, four crosscuts that total 307 meters were developed into the ore body in order to delineate the projected mineralization. The mineralized structure was then sampled by continuous channels and bulk sampling from development ore. The crosscuts were developed at an elevation of about 70 meters from the outcroppings and based on assay results received to date the ore body may lend to a high volume operation in the future..

The San Juan deposit has been partially exposed within a length of 105 meters by a width of 20 meters. The mineralized structure remains open at depth and along strike. It is important to note from the current program, that high grade silver, common to this historic mine, is proving to continue at depth and is associated to high grade lead and zinc sulphides mineralization.

Assay results of samples from some of the drill holes have reported the following results;

| Hole | From m | To M | True Width | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJ-01 | 178.25 | 181.90 | 3.53 | 234 | 3.60 | 16.80 |
| SJ-01 | 187.70 | 191.65 | 3.82 | 616 | 2.48 | 2.12 |
| SJ-04 | 172.60 | 223.35 | 49.02 | 46 | 1.94 | 5.05 |
| Incl. | 172.60 | 175.20 | 2.51 | 178 | 1.36 | 8.10 |
| Incl. | 172.60 | 202.80 | 29.17 | 54 | 2.78 | 8.29 |
| SJ-06 | 257.25 | 264.75 | 7.24 | 248 | 4.03 | 4.66 |
| Incl. | 260.75 | 264.75 | 3.86 | 465 | 7.55 | 8.73 |

Continuous channel sampling from the crosscuts 70 metres below surface showed the following results;

| CROSSCUT | WIDTH OF ORE BODY METERS | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| 1 | 11.85 | 103 | 1.58 | 1.88 |
| 2 | 43.68 | 162 | 1.89 | 1.99 |
| 3 | 6.90 | 100 | 0.90 | 1.62 |
| 4 | 16.75 | 77 | 1.21 | 1.60 |
| AVERAGE | 19.80 | 130 | 1.61 | 1.86 |

Additional assay results from seven underground drill holes totalling 1,556 metres are pending from Inspectorate America Lab in Sparks, Nevada. These drill holes were directed to test continuity of mineralization at approximately 100 metres below the present crosscuts. Logging of the core indicates that the drill intercepts appear to confirm the ore bodies extension to at least 170 meters below the present mine workings. First Majestic will release these results as soon as they are reported by the lab.

Keith Neumeyer, President and CEO states; "our drilling and development program into this ore body continues to confirm the existence of considerable mineralization beyond what was previously known. The mineralization that's been exposed and drilled to depth is a new and very exciting development at the San Juan Silver Mine".

**La Perseverancia Silver Mine**

The La Perseverancia Silver Mine consists of six mining claims totalling 89 hectares and has been historically the most important mine in the Chalchihuites area due to its production and high grades. The mine workings have proven the occurrence of two adjacent high-grade silver mineralized chimneys. Limited mining records of this mine exist; however, smelter receipts have confirmed monthly shipments by the previous owner of approximately 150 to 300 tonnes of ore with grades of 1.5 to 3 kg/tonne Silver (1500-3000 g/tonne-Ag) and 20% to 40% Lead, during the period of 1975 to 1994.

The two chimneys are hosted by skarn at the contact with the intrusive igneous rock. The chimneys are elongated bodies controlled by pre-mineral fractures striking N60°- 85°E, with near vertical dipping. The sizes of both chimneys are 15 - 30 meters long by 6 - 10 meters wide and are known for 195 meters to depth. The mineralization occurs within a breccia filled by a mixture of oxidized minerals including cerussite, limonites,

galena, sphalerite and argentite in a gangue of quartz and calcite with sulphides mineralization increasing at depth. The breccia is mostly composed of igneous rocks fragments.

A geophysical survey conducted in 2005 appears to have outlined the existence of an extension to depth of the main chimney structure. An ongoing drill program from both surface and underground was launched in mid 2006 to determine mineralization, size and depth of these structures and to investigate if other similar breccias may exist.

Due to topography, only drill hole PRV-03 was attempted to reach the projections at depth of the chimneys from surface. Its results appear to indicate intersection of a vein or manto off-shorting from the main chimney. Results of this intercept are indicated in the following table.

| From m | To m | Width m | Au g/t | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| 208.60 | 210.45 | 1.85 | 0.30 | 884 | 14.85 | 8.71 |
| 218.60 | 219.40 | 0.80 | 0.15 | 291 | 20.40 | 2.02 |
| 328.15 | 329.25 | 1.10 | 0.21 | 420 | 2.65 | 0.68 |

Due to topographic constrains it was determined that drilling from underground would allow for better angle to intersect the chimneys and investigate deeper projected areas of mineralization below the lowest known Level 31 (195 metres from surface). A 50 metre adit was constructed in Level 27 where three holes were drilled towards the chimneys. Also, a 100 metre adit was constructed from surface into the side of an adjacent hill where one long hole was drilled. The results below show that at least one of the two known chimneys extends to depth.

| Hole | From m | To m | True width | Au g/t | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|---|
| CP-01 | 15.10 | 32.45 | 11.35 | 0.15 | 384 | 8.27 | 5.06 |
| CP-02 | 43.40 | 45.80 | 1.68 | 0.19 | 120 | 4.03 | 2.55 |
| CP-03 | 56.80 | 66.80 | 4.31 | 0.15 | 251 | 5.84 | 0.56 |
| PRV-02D | 249.50 | 250.85 | 1.35 | - | 349 | 17.49 | 5.49 |

First Majestic is presently developing a 200 meter underground adit in Level 21 to more effectively achieve a convenient angle to intersect the chimney at further depths.

Keith Neumeyer, President and CEO states; "these two known mineralized chimneys at Perseverancia appear to be related within a structural trend. Now that we have proven the existence of these chimneys to depth, not only will we try to define their size, but also we'll look for additional similar structures along trend".

In addition to the ongoing exploration program at Perseverancia, during the rehabilitation and development of the old mine workings, the last three months First Majestic has extracted 460 tonnes of ore at an average grade of 962 Ag g/t and 24.52% Pb. Some of this ore was shipped to La Parrilla mill and some was directly shipped to Peñoles smelter in Torreón, México. These shipments are expected to continue and increase as the mine undergoes further development.

All sampling and sample assays, for both the Perseverancia Silver Mine and San Juan Silver Mine, have followed strict QA/QC protocols. All samples are shipped to Inspectorate laboratory in Durango, México for sample preparation. Inspectorate México then sends the pulps by air-freight to Inspectorate America Corporation in Sparks, Nevada for assaying. Systematic assaying of standards and blanks are inserted for assay checks. All assays are regularly conducted by inspectorate America Corporation and they include Inspectorate's own QC protocols.

Leonel López, Principal Geologist of the consulting firm Pincock, Allen and Holt, Denver, Colorado is the Qualified Person under NI 43-101 for the Perseverancia and San Juan Silver Mines and has reviewed and approved the statements in this Press Release.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company" or "First Majestic")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.639.8873

**Item 2 Date of Material Change**

December 3, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4 Summary of Material Change**

The Company announced preliminary results from its ongoing surface and underground exploration and diamond drilling program at the Chalchihuites Group of Properties located in the State of Zacatecas, México.

**Item 5 Full Description of Material Change**

See attached news release dated December 3, 2007.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604.688.3033 Facsimile: 604.639.8873

**Item 9 Date of Report**

December 3, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

December 3, 2007

## Update on the Chalchihuites Group of Properties

First Majestic Silver Corp. (the "Company" or "First Majestic") is pleased to announce preliminary results from its ongoing surface and underground exploration and diamond drilling program at the Chalchihuites Group of Properties located in the State of Zacatecas, México.

The Chalchihuites Group of Properties is strategically located 60 km to the southeast from the Company's flagship La Parrilla Silver Mine and consists of 293 hectares of contiguous mining claims which cover the Perseverancia Silver Mine and the San Juan Silver Mine. In 2004, the Company signed several option agreements which covered a total of 487 hectares of land located in the Chalchihuites mining district in the Western portion of Zacatecas State in the municipality of Chalchihuites, and 150 km to the northwest from Zacatecas City. After the completion of a geological program that included surface geology, geochemical and geophysical surveying, diamond drilling, underground rehabilitation, development and channel sampling, First Majestic exercised its options in January 2007 to acquire the San Juan Silver Mine and in June 2007 to acquire the Perseverancia Silver Mine. The Company now owns 100% of both of these promising mines which are approximately one kilometre apart. In addition, the Company recently acquired 100 hectares of surface rights from a local land owner.

The Chalchihuites mining district comprises a regional metasomatic system of mineralization that includes: replacement mantos, breccia pipes, chimneys, vein type structures, dissemination and skarn deposits which occur in association with igneous dikes and stocks intruding a sequence of cretaceous sedimentary rocks. The Chalchihuites area hosts mineral deposits with high silver mineralization such as the nearby La Colorada mine owned by Pan American Silver Corp. and other regional mines, such as, the San Martín and Sabinas mines owned and operated by Grupo México and Peñoles.

### San Juan Silver Mine

The San Juan Silver Mine is one of the oldest mines in the district and was partially mined to a depth of 150 meters over nine levels and consists of eight mining claims totalling 204 hectares. The mine has not been in operation since the 1950's. The previous owner constructed a 90-metre shaft which has been used to access the old workings. First Majestic's exploration program consisted of mapping, sampling, rehabilitation and development of old workings. A diamond drilling program from surface totalled six holes. Based on drilling results, 670 meters of ramps have been developed to date. This includes 250 meters of access ramps into the foot wall of the ore body and 420 meters at different levels to access the mine and build underground drill stations. Another 250 meters of ramps are in process to prepare drilling sites from the underground workings.

Aside from the access ramps, four crosscuts that total 307 meters were developed into the ore body in order to delineate the projected mineralization. The mineralized structure was then sampled by continuous channels and bulk sampling from development ore. The crosscuts were developed at an elevation of about 70 meters from the outcroppings and based on assay results received to date the ore body may lend to a high volume operation in the future..

The San Juan deposit has been partially exposed within a length of 105 meters by a width of 20 meters. The mineralized structure remains open at depth and along strike. It is important to note from the current program, that high grade silver, common to this historic mine, is proving to continue at depth and is associated to high grade lead and zinc sulphides mineralization.

Assay results of samples from some of the drill holes have reported the following results;

| Hole | From m | To M | True Width | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJ-01 | 178.25 | 181.90 | 3.53 | 234 | 3.60 | 16.80 |
| SJ-01 | 187.70 | 191.65 | 3.82 | 616 | 2.48 | 2.12 |
| SJ-04 | 172.60 | 223.35 | 49.02 | 46 | 1.94 | 5.05 |
| Incl. | 172.60 | 175.20 | 2.51 | 178 | 1.36 | 8.10 |
| Incl. | 172.60 | 202.80 | 29.17 | 54 | 2.78 | 8.29 |
| SJ-06 | 257.25 | 264.75 | 7.24 | 248 | 4.03 | 4.66 |
| Incl. | 260.75 | 264.75 | 3.86 | 465 | 7.55 | 8.73 |

Continuous channel sampling from the crosscuts 70 metres below surface showed the following results;

| CROSSCUT | WIDTH OF ORE BODY METERS | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| 1 | 11.85 | 103 | 1.58 | 1.88 |
| 2 | 43.68 | 162 | 1.89 | 1.99 |
| 3 | 6.90 | 100 | 0.90 | 1.62 |
| 4 | 16.75 | 77 | 1.21 | 1.60 |
| AVERAGE | 19.80 | 130 | 1.61 | 1.86 |

Additional assay results from seven underground drill holes totalling 1,556 metres are pending from Inspectorate America Lab in Sparks, Nevada. These drill holes were directed to test continuity of mineralization at approximately 100 metres below the present crosscuts. Logging of the core indicates that the drill intercepts appear to confirm the ore bodies extension to at least 170 meters below the present mine workings. First Majestic will release these results as soon as they are reported by the lab.

Keith Neumeyer, President and CEO states; "our drilling and development program into this ore body continues to confirm the existence of considerable mineralization beyond what was previously known. The mineralization that's been exposed and drilled to depth is a new and very exciting development at the San Juan Silver Mine".

<u>La Perseverancia Silver Mine</u>

The La Perseverancia Silver Mine consists of six mining claims totalling 89 hectares and has been historically the most important mine in the Chalchihuites area due to its production and high grades. The mine workings have proven the occurrence of two adjacent high-grade silver mineralized chimneys. Limited mining records of this mine exist; however, smelter receipts have confirmed monthly shipments by the previous owner of approximately 150 to 300 tonnes of ore with grades of 1.5 to 3 kg/tonne Silver (1500-3000 g/tonne-Ag) and 20% to 40% Lead, during the period of 1975 to 1994.

The two chimneys are hosted by skarn at the contact with the intrusive igneous rock. The chimneys are elongated bodies controlled by pre-mineral fractures striking N60°- 85°E, with near vertical dipping. The sizes of both chimneys are 15 - 30 meters long by 6 - 10 meters wide and are known for 195 meters to depth. The mineralization occurs within a breccia filled by a mixture of oxidized minerals including cerussite, limonites,

galena, sphalerite and argentite in a gangue of quartz and calcite with sulphides mineralization increasing at depth. The breccia is mostly composed of igneous rocks fragments.

A geophysical survey conducted in 2005 appears to have outlined the existence of an extension to depth of the main chimney structure. An ongoing drill program from both surface and underground was launched in mid 2006 to determine mineralization, size and depth of these structures and to investigate if other similar breccias may exist.

Due to topography, only drill hole PRV-03 was attempted to reach the projections at depth of the chimneys from surface. Its results appear to indicate intersection of a vein or manto off-shorting from the main chimney. Results of this intercept are indicated in the following table.

| From m | To m | Width m | Au g/t | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| 208.60 | 210.45 | 1.85 | 0.30 | 884 | 14.85 | 8.71 |
| 218.60 | 219.40 | 0.80 | 0.15 | 291 | 20.40 | 2.02 |
| 328.15 | 329.25 | 1.10 | 0.21 | 420 | 2.65 | 0.68 |

Due to topographic constrains it was determined that drilling from underground would allow for better angle to intersect the chimneys and investigate deeper projected areas of mineralization below the lowest known Level 31 (195 metres from surface). A 50 metre adit was constructed in Level 27 where three holes were drilled towards the chimneys. Also, a 100 metre adit was constructed from surface into the side of an adjacent hill where one long hole was drilled. The results below show that at least one of the two known chimneys extends to depth.

| Hole | From m | To m | True width | Au g/t | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|---|
| CP-01 | 15.10 | 32.45 | 11.35 | 0.15 | 384 | 8.27 | 5.06 |
| CP-02 | 43.40 | 45.80 | 1.68 | 0.19 | 120 | 4.03 | 2.55 |
| CP-03 | 56.80 | 66.80 | 4.31 | 0.15 | 251 | 5.84 | 0.56 |
| PRV-02D | 249.50 | 250.85 | 1.35 | - | 349 | 17.49 | 5.49 |

First Majestic is presently developing a 200 meter underground adit in Level 21 to more effectively achieve a convenient angle to intersect the chimney at further depths.

Keith Neumeyer, President and CEO states; "these two known mineralized chimneys at Perseverancia appear to be related within a structural trend. Now that we have proven the existence of these chimneys to depth, not only will we try to define their size, but also we'll look for additional similar structures along trend".

In addition to the ongoing exploration program at Perseverancia, during the rehabilitation and development of the old mine workings, the last three months First Majestic has extracted 460 tonnes of ore at an average grade of 962 Ag g/t and 24.52% Pb. Some of this ore was shipped to La Parrilla mill and some was directly shipped to Peñoles smelter in Torreón, México. These shipments are expected to continue and increase as the mine undergoes further development.

All sampling and sample assays, for both the Perseverancia Silver Mine and San Juan Silver Mine, have followed strict QA/QC protocols. All samples are shipped to Inspectorate laboratory in Durango, México for sample preparation. Inspectorate México then sends the pulps by air-freight to Inspectorate America Corporation in Sparks, Nevada for assaying. Systematic assaying of standards and blanks are inserted for assay checks. All assays are regularly conducted by inspectorate America Corporation and they include Inspectorate's own QC protocols.

Leonel López, Principal Geologist of the consulting firm Pincock, Allen and Holt, Denver, Colorado is the Qualified Person under NI 43-101 for the Perseverancia and San Juan Silver Mines and has reviewed and approved the statements in this Press Release.

First Majestic is a producing silver company focused in México and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

December 5, 2007

## Grant of Stock Options

First Majestic Silver Corp. (FR.V) (the "Company") announces that it has granted a total of 1,125,000 stock options to directors and officers of the Company at a price of $4.34. The stock options are exercisable for a period of three years for officers and for a period of five years for directors. The granting of the stock options is made pursuant to the Company's stock option plan.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through development of its existing assets and the pursuit through acquisition of additional assets that make sense to achieving its corporate objective.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

**Form 51-102F3**
***Material Change Report***

**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.639.8873

**Item 2 Date of Material Change**

December 5, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4 Summary of Material Change**

Stock option grant.

**Item 5 Full Description of Material Change**

First Majestic Silver Corp. (FR.V) (the "Company") announces that it has granted a total of 1,125,000 stock options to directors and officers of the Company at a price of $4.34. The stock options are exercisable for a period of three years for officers and for a period of five years for directors. The granting of the stock options is made pursuant to the Company's stock option plan.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604-688-3033 Facsimile: 604-639-8873

**Item 9 Date of Report**

December 5, 2007

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

December 13, 2007

## TSX Conditional Approval

FIRST MAJESTIC SILVER CORP. ("First Majestic" or the "Company") is pleased to announce that it has received conditional approval for a listing of its common shares and warrants on the Toronto Stock Exchange (TSX) under the symbol "FR" and "FR.WT". Upon filing and acceptance of the final listing application and related documentation, the Company's shares and warrants will commence trading on the Toronto Stock Exchange and be de-listed from the TSX Venture Exchange. The Company anticipates its listing date to be in January, 2008.

Keith Neumeyer, President & CEO, stated ``I would like to thank the Toronto Stock Exchange for its consideration, and conditional acceptance for listing on Canada's senior stock exchange which will facilitate access to larger pools of growth capital and create greater liquidity. This event marks another significant milestone reflecting the rapid growth of First Majestic over the last few years``.

First Majestic is a mid-tier silver producing company with operations focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

**Form 51-102F3**
***Material Change Report***



**Item 1 Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1480 – 885 West Georgia Street
Vancouver, BC V6C 3E8 CANADA
Telephone: 604.688.3033
Facsimile: 604.639.8873

**Item 2 Date of Material Change**

December 13, 2007

**Item 3 News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4 Summary of Material Change**

The Company aannounced that it has received conditional approval for a listing of its common shares and warrants on the Toronto Stock Exchange (TSX) under the symbol "FR" and "FR.WT".

**Item 5 Full Description of Material Change**

FIRST MAJESTIC SILVER CORP. ("First Majestic" or the "Company") is pleased to announce that it has received conditional approval for a listing of its common shares and warrants on the Toronto Stock Exchange (TSX) under the symbol "FR" and "FR.WT". Upon filing and acceptance of the final listing application and related documentation, the Company's shares and warrants will commence trading on the Toronto Stock Exchange and be de-listed from the TSX Venture Exchange. The Company anticipates its listing date to be in January, 2008.

Keith Neumeyer, President & CEO, stated ``I would like to thank the Toronto Stock Exchange for its consideration, and conditional acceptance for listing on Canada's senior stock exchange which will facilitate access to larger pools of growth capital and create greater liquidity. This event marks another significant milestone reflecting the rapid growth of First Majestic over the last few years``.

First Majestic is a mid-tier silver producing company with operations focused in México and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

**Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7 Omitted Information**

Not applicable.

**Item 8 Executive Officer**

Keith Neumeyer, President
Telephone: 604-688-3033 Facsimile: 604-639-8873

**Item 9 Date of Report**

December 13, 2007

# *Technical Report for the La Encantada Silver Mine, Coahuila State, México*

*Prepared for*

*First Majestic Silver Corp.*

*January 3, 2008*

*80523*


pincock
allen &
holt

pincock
allen &
holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# *Technical Report for the La Encantada Silver Mine Coahuila State, México*

*Prepared for*

*First Majestic Silver Corp.*

*January 3, 2008*

*80523*

Prepared by

**Pincock, Allen & Holt**

***Leonel López, C.P.G.***
***Richard Addison, P.E.***

## 1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects ("NI 43-101") and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report ("43-101F1"). This technical report is an update of Technical Report Amended for the La Encantada Silver Mine, Coahuila State, México; which was prepared for First Majestic Silver Corp. dated July 24, 2007 and published in SEDAR in July 25, 2007. The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

## 2.0 TABLE OF CONTENTS

See discussion in Section 1.

CONTENTS

**CONTENTS (Continued)** Page

## CONTENTS (Continued)



## TABLES

## CONTENTS (Continued)

Page



## FIGURES

## CONTENTS (Continued)

## 3.0 EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) a division of Australia-based Runge, Inc. to prepare a Technical Report for the silver / lead deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, and México. This report is an update of Technical Report Amended of July 24, 2007, which was prepared by PAH and published in SEDAR in July 25, 2007. This report meets the requirements and is compliant with NI 43-101 and conforms to Form 43-101F1 for technical reports.

La Encantada Silver Mine is owned and operated by Minera La Encantada, S.A. de C.V., and a wholly-owned Mexican subsidiary of FMS. La Encantada Silver Mine consists of an industrial complex that includes underground silver / lead mining, a flotation ore processing plant, water wells and pipeline, airport, housing and camp facilities. The La Encantada mine was operated by Peñoles for a period of about 25 years, until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1, 2006 when Desmin was acquired by FMS. Desmín and FMS have mined and processed approximately 175,000 tonnes of ore to October 31, 2007.

FMS owns mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and 2 claim applications. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, housing, camp and associated facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo, which supply La Encantada water needs.

Estimated proven and probable reserves and measured and indicated resources for La Encantada, as of October 31, 2007, are presented in Table 3-1. These include proven and probable reserves of 1.2 million tonnes at 312 g/tonne (10.03 oz) Ag, and 1.77 percent (39 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of 12.6 million ounces.

La Encantada reserves have been estimated at a Cutoff Grade of 256 g/tonne Ag only, and 241 g/tonne Ag equivalent net of Pb credit.

During the period of June through October, 2007 FMS mined 21,293 tonnes of ore from the May 31 proven and probable reserves, in addition of other minerals extracted from different areas of the mine for a total of 162,279 tonnes. To October 31, the La Encantada exploration programs and underground development increased reserves by 575,600 tonnes. These were estimated from the following areas: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660 E, Mantos 314, Breccia Chicotón, Cedritos, Cola de Gallo, Bonanza, La Piedra, Breccia San Javier, and San Francisco zone. Most of these deposit areas remain opened for exploration and development; for instance, Breccia Milagros appears to represent a significant deposit which full extent is still unknown to FMS.

Measured and indicated resources at La Encantada amount to 7.0 million tones at 173 g/tonne (5.6 oz) Ag and 1.73 percent (38.1 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of

about 40.1 million ounces. These resources include 4.9 million tonnes of tailings at an average grade of 151 g/tonne (4.85 oz/tonne). Preliminary testwork appears to indicate amenability and probable economic recovery of silver values from the tailings by Cyanide Leaching processing. Additional bulk testing is recommended to validate the resource.

Additional inferred resources have been estimated by FMS at La Encantada Silver Mine. The inferred resources require additional grade and tonnage information before they may be upgraded to indicated or measured resources. They represent geologic potential to be further investigated. La Encantada has estimated inferred resources that amount to about 2.0 million tonnes at an average grade of 200 g/tonne (6.3 oz/tonne) Ag and 0.50% (11 lb/tonne) Pb, for a total estimated content of silver equivalent, inclusive of Pb credit, of about 13.4 million ounces.

Table 3-1 shows a summary of proven and probable reserves plus measured and indicated resources and inferred resources as of October 31, 2007.

Processing flotation plant facilities have an installed capacity of 800 tonnes per day. It includes all supporting facilities, including laboratory, maintenance, etc. The metallurgical plant is currently operating at about 700 tonnes per day. About half of the ore comes from the mine and the other half is from reprocessing waste dumps through a pre-screening process. The mine/screened dumps ore processing rate is programmed to increase at a higher rate of mine ore for 2008.

The surface rights to La Encantada mine are mostly owned by Minera La Encantada (a wholly owned subsidiary of FMS). According to La Encantada, there is a good working relationship with people of the Ejido Tenochtitlán from which the surface rights were purchased by La Encantada, and with the town of Múzquiz, since many of the inhabitants are employed in the exploration or mining operations. No labor or access problems have been reported by La Encantada within the area.

La Encantada Mine was declared in suspension of activities by Peñoles in 2003. In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. In accordance with legal opinion of November 22, 2007 by Mr. Carlos Galván Pastoriza, La Encantada mining operations are currently and have always been conducted in compliance with all applicable laws and regulations."

PAH is not aware of any environmental liabilities in La Encantada mining district; most of the area covered by La Encantada concessions is mining and prospective land for mineral exploration and mine development.

PAH believes that La Encantada reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

TABLE 3-1
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Mineral Reserves and Resources Prepared by FMS, Reviewed by PAH. As of October 31, 2007 (1).

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
|---|---|---|---|---|---|---|---|---|
| La Encantada | Reserves | Tonnes | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| **Total Reserves Proven plus Probable (3)** | | | | | | | | |
| Total | Proven | 850,684 | Over 2.00 | 283 | 1.80 | 0.84 | 7,731,371 | 8,068,833 |
| Total | Probable | 358,449 | Over 2.00 | 380 | 1.70 | 0.75 | 4,379,136 | 4,552,002 |
| Total Reserves Proven + Probable | | 1,209,133 | Over 2.00 | 312 | 1.77 | 0.81 | 12,110,507 | 12,620,835 |
| | | | | | | | | |
| **Total Resources Measured plus Indicated (3)** | | | | | | | | |
| TOTAL | Measured | 879,895 | Over 2.00 | 347 | 1.99 | 0.33 | 9,823,264 | 10,247,603 |
| TOTAL (5),(6) | Indicated | 6,157,081 | Over 2.00 | 148 | 1.70 | 2.30 | 29,276,571 | 29,875,056 |
| Total Resources Measured + Indicated | | 7,036,976 | Over 2.00 | [illegible] | [illegible] | 2.05 | 39,099,835 | 40,122,659 |
| | | | | | | | | |
| **TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES** | | | | | | | | |
| TOTAL PROVEN PLUS PROBABLE RESERVES AND MEASURED AND INDICATED RESOURCES | | 8,246,109 | Over 2.00 | 193 | 1.74 | 1.87 | 51,210,342 | 52,743,494 |

(1) Cut Off Grade estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Tailings are considered as indicated resources. Bulk sampling testwork in progress.
(6) La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| **Total Inferred Resources (3) (5)** | | | | | | | | |
| Azul y Oro | Inferred | 464,000 | Over 2.00 | 413 | 0.48 | 0.37 | 6,161,111 | 6,384,880 |
| Breccia San Javier | Inferred | 1,015,000 | Over 2.00 | 105 | 0.57 | 0.78 | 3,426,465 | 3,915,961 |
| Bonanza | Inferred | 22,000 | 2.77 | 220 | 1.12 | 1.12 | 155,610 | 166,219 |
| Intrusivo Milagros | Inferred | 280,000 | 2.00 | 102 | 0.00 | 0.00 | 918,225 | 1,053,258 |
| San Francisco | Inferred | 186,000 | 2.40 | 304 | 0.64 | 0.14 | 1,817,932 | 1,907,632 |
| TOTAL (5) | Inferred | 1,967,000 | Over 2.00 | 200 | 0.50 | 0.50 | 12,479,000 | 13,428,000 |

(1) Cut Off Grade estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Rounded figures.

The reserves and resources herein reported by La Encantada were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There is no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion, these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Encantada operation shows positive economics as measured by a cash flow model, and thus the postulated reserve position is accepted. La Encantada Silver Mine shows a net present value of $7.1 million at a 10 percent discounted rate of return.

Table 3-2 presents a summary of La Encantada cash flow based on current reserves/resources estimates.

Figure 3-1 shows a general layout of La Encantada mine site.

Figure 3-2 shows La Encantada Management Team and dumps screening in the background.

**TABLE 3-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Economic Analysis Results as to October 31, 2007**

| | % | US $ |
|---|---|---|
| IRR | | 0.95 |
| NPV | 0.00 | 13,706,254 |
| DCFRR % | 0.10 | 7,108,116 |
| | 0.15 | 5,246,889 |
| | 0.20 | 3,923,440 |
| | 0.25 | 2,964,847 |


INDUSTRIAL AREA
POWER LINE TO PLOMOSAS VILLAGE
SAN FRANCISCO SHAFT
ORE HOIST ROOM
MAN HOIST ROOM
POWER HOUSE
DIESEL STORAGE
MOTOR CONTROL CENTER
SHAFT MA ISABEL
WAREHOUSE
ELECTRIC POWER LINE TO COLONY
MILL AND PLANT
MINE OFFICE AND DRY
FUELING STATION
WATER STORAGE TANKS
WATER LINE TO COLONY
GENERAL OFFICES
CONTRACTOR OFFICE AND HOUSING
ROAD TO COLONY
SUB-STATION
WATCHMAN'S SHACK
STORAGE AREA
STORAGE YARD
TRUCK SCALE
OBRERO HOTEL
CORE STORAGE SHED
OBRERO DINING ROOM
DUMPS
DUMPS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
-1.dwg

FIGURE 3-1
INSTALLATIONS GENERAL LAYOUT



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 3-2<br>LA ENCANTADA MANAGEMENT TEAM<br>DUMP SCREENING in BACKGROUND | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.3-2.dwg |

## 4.0 INTRODUCTION

First Majestic Silver Corp. (FMS), retained Pincock, Allen and Holt (PAH) to prepare a Technical Report of exploration activities and results obtained to this date, for the silver / lead deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, México. This report is an update of Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, and it is referred to as Technical Report Amended herein.

The objective of this Technical Report is to provide FMS with a report that will follow existing regulations in Canada. This report meets the requirements and is compliant with NI 43-101 and conforms to Form 43-101F1 for technical reports.

### 4.1 *Qualified Person and Participating Personnel*

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-CPG-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the periods of May 18 – 23 and November 13–18, 2007, to review current status of the property. Mr. López also carried out exploration activities for the La Encantada mine as Peñoles Exploration North Division Manager in the 1980s. Mr. López reviewed available information on the La Encantada mine to update the reported areas where changes have occurred during the period from July to October regarding the mining rights, land tenure, history, environmental concerns, and all aspects of the geology, and reviewed drilling core and results, sampling, data verification and projected resources. Mr. López also reviewed drilling, sampling, volume estimates and location of the two tailings deposits that FMS is investigating for re-processing by cyanidation. Other PAH members collaborated in the review of FMS's tailings deposits modeling to confirm volumes and grade estimates, as well as the reserve estimates, mine planning and methods and processing for La Encantada silver/lead deposit.

### 4.2 *Term and Definitions*

La Encantada Silver Mine consists of silver / lead oxidized mineral deposits located in the State of Coahuila, México. La Encantada mine comprises numerous mineral concentrations within the underground development area, including some exhausted deposits and additional geologic potential in other areas. Some of the known deposits within the La Encantada area are the following:

- La Prieta, mostly exhausted breccia pipe deposit
- La Escondida, exhausted breccia pipe deposit
- El Plomo
- Bonanza
- Breccia Milagros
- Estructuras Irregulares Bonanza

- Estructuras Irregulares San Javier
- Brecha San Javier
- Ojuelas
- San Francisco
- Azul y Oro
- 660 W
- 660
- 660 E
- La Morena, and
- Numerous other bedded and vein deposits.

In this report:

- FMS refers to First Majestic Silver Corp.

- Desmín refers to Desmín, S.A. de C.V., a wholly-owned subsidiary of FMS

- PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.

- Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.

- La Encantada Silver Mine refers to the operating underground mine, processing plant and infrastructure facilities that constitute this industrial complex (also referred to as La Encantada mine or La Encantada).

- Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, is referred to as "Technical Report Amended" herein.

- Minera La Encantada refers to the operating company and wholly owned subsidiary of First Majestic Silver Corp.

- Resource and Reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.

- Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."

## 4.3 *Units*

All units are carried in metric units, unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gptonne, g/tonne), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

| Abbreviation | Unit or Term |
|---|---|
| $Al_2O_3$ | Alumina |
| ANFO | Ammonium nitrate/fuel oil |
| ASTM | American Society for Testing and Materials |
| Sb | Antimony |
| Ag | Silver |
| As | Arsenic |
| Au | Gold |
| Bi | Bismuth |
| Cd | Cadmium |
| Co | Cobalt |
| Cu | Copper |
| In | Indium |
| Fe | Iron |
| g/t | Grams Per Tonne |
| kcal | Kilocalories |
| kg | Kilograms |
| km | Kilometer |
| k | Thousands |
| Pb | Lead |
| LOM | Life of Mine |
| Mn | Manganese |
| Hg | Mercury |
| m | Meters |
| masl | Meters Above Sea Level |
| mm | Millimeters |
| MT | Million Tonnes |
| mtpd | Metric tonnes per day |
| mtpy | Million tonnes per year |
| NPV | Net Present Value |
| Ni | Nickel |
| % | Percent by weight |
| Patio | Yard, court or stocking ground |
| Se | Selenium |
| SiO | Silica |

| | |
|---|---|
| Sn | Tin |
| T or t | Metric Tonne (2,204 lbs), tonne |
| Te | Tellurium |
| Ti | Titanium |
| tpa | Tonnes per annum |
| tpy | Tonnes per year |
| tpd | Tonnes per day |
| ug | Underground |
| Wo | Tungsten Oxide |
| Zn | Zinc |
| $ | United States Dollars |
| $NP | New Mexican Pesos |
| C$ | Canadian Dollars |

## 4.4 *Source Documents*

The source documents for this report are summarized in Section 24.

## 5.0 RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. ("PAH") and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

- Technical Report for the La Encantada Silver Mine Amended, Coahuila State, México (Technical Report Amended). Prepared for First Majestic Silver Corp. Prepared by Pincock, Allen & Holt, Inc., July 24, 2007, and published in SEDAR on July 25, 2007.

- Resource and Reserve Estimates by FMS for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH, October 31, 2007.

- Resource / Reserve Estimates of the La Encantada Tailings dams No. 1 and 2 based on manual estimations and checked by GEMCOM Geologic modeling. It includes surveying, drilling, cross sections, volumes, tonnage and grade estimates. Prepared by FMS and PAH staff. October and November, 2007 respectively.

- Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

    - Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

    - Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

    - Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

    - Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

- Legal Opinion – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on November 22, 2007.

- Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the *Department of Mining and Geological Engineering*, at the University of Arizona at Tucson, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

- Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

- Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

- Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

- Information provided by FMS as owner and operator of La Encantada Silver Mine, including the period from November 2006 to May 2007.

- Information provided by FMS on notifications of mining activities resumption at La Encantada mine to:

  - Delegado Federal de la SEMARNAT, Estado de Coahuila. April 24, 2007.

  - Delegado Federal de la STPS (Secretaría de Trabajo y Previsión Social) in the State of Coahuila. April 24, 2007.

  - Director Local de CNA (Comisión Nacional del Agua), Estado de Coahuila. April 24, 2007.

  - Delegado Federal de la PROFEPA (Procuraduría Federal de Protección al Ambiente), Estado de Coahuila. April 24, 2007.

- PAH observations on site visit during the period of November 11 – 18, 2007.

PAH believes that this information is reliable for use in this report. PAH has reviewed ownership documents for the purchase of Minera La Encantada shares from Peñoles; acquisition of Desmín shares; purchase land rights under expropriation procedure where La Encantada mine, plant, camp and ancillary installations are located; and documents for sampling and applications for renewal of the Permiso Ambiental Unico (environmental permit for operating); as well as copies of the titled concessions for La Encantada mining rights.

This information was also reviewed by FMS legal advisers and a legal opinion was provided to PAH by the Durango City-based legal firm of Mr. Carlos Galván Pastoriza. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental

compliance for La Encantada mining – metallurgical operation to be accurate and current in legal standing.

## 6.0 PROPERTY DESCRIPTION AND LOCATION

Additional details are presented in Technical Report Amended for La Encantada Silver Mine of July 24, and published in SEDAR on July 25, 2007.

Figure 6-1 is a General Location Map.

### 6.1 *Property Description*

This Technical Report presents an update of La Encantada's current operating conditions and projections as planned by FMS.

La Encantada Silver Mine property modifications for the period of July to October, 2007 include the following:

The La Encantada mining rights covered by two Mining Concession Applications have been accepted by the Dirección General de Minas. The Concessions titles are in the process of being issued. No other changes have occurred in total land coverage at La Encantada Silver Mine.

All the Mining Concessions legal status was provided by legal opinion, dated November 22, 2007 from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by Minera La Encantada, S.A. de C.V. are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits for the period that covers to December 31, 2007.

Figure 6-2 is a Mining Concessions Map.


CHIHUAHUA
COAHUILA
TEXAS
NUEVO LEON
USA
MEXICO
Boquillas Del Carmen
La Encantada Mine
Melchor Muzquiz
Ocampo
Monclova
Monterrey
Saltillo
USA
MEXICO
MAP
MEXICO CITY
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
6-1.cdr

FIGURE 6-1
LA ENCANTADA MINE
GENERAL LOCATION MAP


3142000 N
3140000 N
3138000 N
738000 E
740000 E
742000 E
744000 E
746000 E
Fraccion Platón
San Javier
AZUL
ORO
La Escalera
El Plomo
La Escondida
La Prieta
Platón
FMS
FMS
OTHERS
SCALE
0
250
500
1000
METERS
N
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
Fig.6-2.dwg

FIGURE 6-2
LA ENCANTADA
MINING CONCESSIONS MAP

## 7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Encantada Silver Mine is located within an isolated mining district in northern México. It is located in the northern part of the physiographic province of the Sierra Madre Oriental in the NW portion of the State of Coahuila. It is located in the municipality of Ocampo, at about 120km to the N60°W from the city of Múzquiz, and 120km to the N7°W from the city of Ocampo, Coahuila.

UTM coordinates for La Encantada area are as follows: N – 3,139,550; E – 739,660.

La Encantada mining district consists of two main silver / lead underground mines, the La Encantada and the El Plomo mines. Both of these mine areas have been consolidated into one operation, which is now owned and operated by FMS.

Additional details on Accessibility, Infrastructure, Climate, Vegetation, Physiography, Hydrology and Local Resources are presented in Technical Report Amended.

## 8.0 HISTORY

In 2003 Peñoles reported proven and probable reserves at the closing of La Encantada mine including 485,000 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. FMS's exploration efforts are directed to explore other areas of interest within the extensive underground workings, validate these historical figures and advance development of additional exploration targets. By June 2007, FMS reported NI43-101 Proven and Probable Reserves of 633,000 tonnes at an average grade of 315 g/tonne Ag, in addition to Measured and Indicated Resources of 1.4 million tonnes at an average grade of 276 g/tonne Ag, and about 1.5 Million tonnes of Inferred Resources at an average grade of 200 g/tonne Ag, in Technical Report Amended of July 24, 2007 published in SEDAR. The La Encantada aggressive exploration and development investments have resulted in additional Proven and Probable Reserves and Measured and Indicated Resources that contain over 250 percent more metals, silver and lead, than those previously reported.

From the period of January to October, 2007 FMS has mined and processed 162,279 tonnes of ore from La Encantada Silver mine at an average recovered grade of 6.72 oz/tonne Ag, for a total of 1,090,515 ounces. FMS mined 21,293 tonnes of ore from the May 31 proven and probable reserves, in addition of other minerals extracted from different areas of the mine during mine preparation and development activities, for a total of 162,279 tonnes. Currently the plant has been stabilized at an operating rate of 700 tonnes per day, while the mine continues to access, prepare new working phases and develop additional reserves and resources.

## 9.0 GEOLOGICAL SETTING

Please refer to Technical Report Amended dated July 24, 2007, which was published on July 25, 2007 in SEDAR.

To this date, there are no changes to report regarding the La Encantada Silver Mine geology.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.

Figure 9-1 shows La Encantada Silver Mine geologic cross section.


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Prepared for
FIRST MAJESTIC
SILVER Corp.
La Encantada Silver Mine
FIGURE 9-1
GEOLOGIC CROSS SECTION
LA ENCANTADA MINE
Date of Issue
Dec/2007
Drawing Name
Fig.9-1.cdr

## 10.0 DEPOSIT TYPES

There are no changes to report regarding geologic and mineral deposit concepts for the La Encantada Silver Mine.

Please refer to Technical Report Amended dated July 24, and published in SEDAR on July 25, 2007.

## 11.0 MINERALIZATION

For details on mineralization at La Encantada Silver Mine please refer to Technical Report Amended of July 24 and published in SEDAR on July 25, 2007.

No changes regarding mineralization characteristics of the La Encantada Silver Mine have occurred since last publication in Technical Report Amended.

Figure 11-1 shows the mineralization at La Encantada mine.

The Genaro stope high grade mineralization – irregular San Javier structures are shown in Figure 11-2.

Figure 11-3 shows the San Javier – high grade mineralization.


AREA LA PRIETA
AREA SAN FRANCISCO
AREA SAN JAVIER
AREA LA ESCALERA
C. CURA
MANTOS 560
Nv. 635
CUERPO BONANZA
FM. AURORA
Nv. 790
1600
1500
EL MILAGRO
FM. LA PENA
QJUELAS
SKN
TGD
FM. LA PENA
FM. CUPIDO
FM. CUPIDO
Elev. 1450
Ag: 300 g/t
12% Pb
SCALE 0 100 200 400 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
1-1.dwg

FIGURE 11-1
MINERALIZATION at LA ENCANTADA MINE



| Prepared by<br>pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | Drawing Provided by/Prepared for<br>*FIRST MAJESTIC SILVER Corp.* | FIGURE 11-2<br>GENARO STOPE HIGH GRADE<br>MINERALIZATION SAN JAVIER | Date of Issue<br>Dec/2007 |
|---|---|---|---|
| Project No.<br>80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.11-2.dwg |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 11-3<br>SAN JAVIER - HIGH GRADE<br>SILVER MINERALIZATION | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>11-3.dwg |

# 12.0 EXPLORATION

## 12.1 *Introduction*

La Encantada Silver Mine has been subjected to exploration programs from its discovery in the 1950s, by prospectors in the early stages and by Peñoles since the late 1960s to 2003. FMS is developing an aggressive program of explorations including mine development and preparations for drilling from underground sites. Additional diamond drilling is planned from surface locations, as well as geophysical surveying to investigate areas of interest and confirm other previously identified exploration areas.

Exploration efforts carried out during the second half of 2007 were primarily focused in proving and developing additional Reserves and Resources for La Encantada mine. These resulted in a significant increment of both Resources and Reserves. Major efforts were developed in the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, and Cuerpo de Zinc at mine level N-1535 and in the sampling of the old dumps. These results show an increment of about 575,600 tonnes in Proven and Probable Reserves and over 5.6 million tonnes in Measured and Indicated Resources over previously reported Reserves and Resources of May 31, 2007. Additional efforts were carried out in drilling and metallurgical testwork of the old tailings dams that have resulted in a positive outcome for reprocessing, by Cyanide Leaching this material to recuperate some of the contained silver.

Sampling of old dumps was also completed and over 100,000 tonnes of screened material were processed during the period. Screening recovery of the dumps is about 40 percent in tonnage and grade enrichment from about 67 g/tonne Ag to about 130 g/tonne Ag (results for October 2007).

Figure 12-1 shows the La Encantada Geologic Potential.

## 12.2 *Exploration Programs*

FMS's program of underground exploration was designed to investigate the Milagros and San Javier breccia zones, as well as the San Francisco bedded deposits and the Bonanza area where numerous veins occur associated with the Bonanza dike. The La Escalera breccia zone appears to be a significant target for exploration.

During the period of June to October, 2007 a total of about 5,000 meters of underground workings for exploration purposes were developed at the La Encantada mine, including about 4,000 meters of access ramps, drifts, and crosscuts, and about 1,000 meters of exploration preparations for drill sites access. This development resulted in a significant increment of Resources and Reserves, about 5.6 million tonnes, at the various mine levels of the La Encantada Silver Mine, within the Breccia Milagros, Bonanza, San Francisco areas and in the two old tailings dams.

Figure 12-2 shows the Breccia Milagros Mineralization.



Anomalia B
San Javier
La Escalera
Presa
de Jales
Campamento
Anomalia C
UNIDAD LA ENCANTADA
Mpio de Ocampo, Coah.
Mexico


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 523

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Encantada Silver Mine

FIGURE 12-1
LA ENCANTADA GEOLOGIC POTENCIAL

Date of Issue
Dec/2007

Drawing Name
12-1.cdr



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 12-2<br>BRECCIA MILAGROS MINERALIZATION | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.12-2.dwg |

### 12.2.1 Geophysical Exploration

FMS has designed an extensive 2008 program of exploration based on geophysical surveying to investigate the various identified anomaly areas, and to confirm other indicated potential zones. This program includes about 50 km of lines to be measured by Induced Polarization methods during the year. Some of the most outstanding targets for investigation are the La Escalera Breccia zone and the Anomalous areas "A", "B", "C" and "D".

### 12.2.2 Geochemical Exploration

No geochemical sampling has taken place at La Encantada during 2007; however, FMS has designed a 2008 exploration program that includes sampling for geochemical investigations in the areas of La Prieta Sur, the upper part of the María Isabel area, and the Anomaly "D" zone. This program is estimated to include about 400 samples.

## 12.3 *Drilling*

Drilling programs at La Encantada have been limited since the best exploration results may have been obtained through underground development. Additionally, topographic conditions at the mine and irregular morphology of mineral concentrations make it difficult to plan for drilling. Therefore, drilling from underground sites and mine workings has proven to be the most effective combination for exploration at La Encantada.

During 2007 the La Encantada exploration team initiated drilling from underground sites and completed 5 drillholes totaling 565.6 meters to investigate continuity and depth of the San Francisco mineralized structures. These drillholes resulted in extension and confirmation of some of San Francisco mineralized zones.

Additional drilling was developed at the old Peñoles tailings dams to determine volume and grade of the two tailings dams. Metallurgical testwork was carried out in some of the drilled tailings. Grade, tonnage and metallurgical recovery estimates have resulted in additional Resources for the La Encantada Silver Mine, since some of the silver contained by the tailings appears to be amenable for economic recovery by Cyanide Leaching processing methods. The tailings drilling program included 15 drillholes totaling 168 meters at the Tailings Dam No. 1, and 34 drillholes for a total drilled depth of 576 meters in Tailings Dam No. 2.

Figure 12-3 is the La Encantada Tailings drill location map.

Figure 12-4 shows the La Encantada tailings dam No. 2.



11200 N
11000 N
10800 N
10600 N
10400 N
8600 E
8800 E
9000 E
9200 E
Tailings Dam No. 1
Tailings Dam No. 2
DRILLHOLES
SCALE 0 25 50 100 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
Fig.12-3.dwg

FIGURE 12-3
TAILING DAMS



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 12-4<br>LA ENCANTADA TAILINGS DAM No. 2 | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>2-4.dwg |

### 12.3.1 Exploration Drilling

FMS exploration activities for La Encantada mine include acquisition of two drill rigs to initiate surface drilling programs, and continue with the planned drill program from underground sites. This program, scheduled for 2008, consists of a total underground development of 2,340m including drifts, crosscuts, raises, ramps and stopes development in addition to 5,000m of development carried out during the second semester of 2007. Numerous drill sites have been prepared during 2007 while expecting arrival of the drilling equipment.

Details of the exploration program developed and completed during the second semester of 2007 are included in Table 12-1. This program resulted in additional Resources and Reserves for the La Encantada mine.

Table 12-1 shows the exploration program completed for 2nd semester 2007.

The FMS exploration program for La Encantada includes an aggressive underground and drilling plan that has a high probability of success given the geological conditions of the mineralization at the mine. In PAH's opinion the combination of direct exploration methods, drilling and underground development represents a good balance for exploration at La Encantada. The program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increment of the Resource base and a higher level of Reserves for the mine.

The exploration program suggested by FMS for the La Encantada Silver Mine for implementation during the period of calendar year 2008 is presented in Table 22-1 including estimated costs. This program consists of 8,200 meters of surface drilling, 5,000 meters drilling from underground sites, and 2,340 meters of underground drifting.

In PAH's opinion, FMS's exploration program at La Encantada represents an aggressive exploration program with a high probability of success, which would lengthen the mine's life. PAH recommends implementation of the suggested program at an estimated cost of $2.4 million.

**TABLE 12 - 1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Exploration Program Completed for 2nd Semester 2007 (*)**

| Exploration Activities | Objective | Area | Total Development |
|---|---|---|---|
| Surface Drilling | Investigate Tailings Dams | Tailings Dam No. 1 | 15 drillholes, 168 m |
| | | Tailings Dam No. 2 | 34 Drillholes, 576 m |
| | | | |
| Underground Drilling | Develop resources | San Francisco Structures | 5 drillholes, 565.6 m |
| | | | |
| Underground development | Develop resources / reserves | Breccia Milagros, Bonanza | 3,955 m |
| | Drill sites preparation / access | San Francisco, Azul y oro, etc. | 1,030 m |

(*) This program was completed during the period.

## 13.0 DRILLING

FMS initiated drilling programs at La Encantada during the period from June to October, 2007. FMS has acquired two additional drilling rigs to carry out exploration drilling from surface targets and from underground sites. FMS's program for 2008 includes 8,200 meters of core drilling from surface to investigate the La Escalera breccia, Anomalies "A" and "B", La Prieta Sur, Mantos Guadalupe, María Isabel Alto, El Camello and El Bote zones. Drilling from underground sites is programmed to investigate the Bonanza Dyke, Cedrito, San Francisco mineralized structures, Azul y Oro SW and other exploration targets at the 1940 and 1600 mine levels. Exploration drilling requires access and drill sites preparation, which for the underground exploration is estimated to be approximately 2,400 meters of ramps, drifts, crosscuts and drill site construction.

During the period of June through October, 2007, drilling at La Encantada included 51 drillholes for a total depth of 744 meters, including two holes that were developed out of the tailings dams, to determine volume and grade of two tailings dams. This program resulted in an estimated tonnage of 4.9 million tonnes of tailings at an average grade of 151 g/tonne (4.9 oz/tonne) Ag.

Five drillholes were completed from underground access to investigate the San Francisco mineralized structures. Total drilled depth was 565.6 meters. Some of the San Francisco mineralized structures were intersected to confirm geologic continuity of the mineralization. Additional Resources and some Reserve blocks were confirmed by the program.

Details of FMS's 2008 drilling program are presented in Table 22-1 including estimated costs.

Exploration drilling targets for surface drilling include:

- Breccia La Escalera
- Anomaly A
- Anomaly B
- Anomaly C
- Anomaly D

Exploration drilling from underground drill sites includes:

- Bonanza Dike
- Cedrito
- Azul y Oro
- Breccia La Escalera at Level 790, and
- Anomaly B



AREA SAN JAVIER
NIVEL 1790 CRO 100
TRAZA VETA AZUL Y ORO
VETA AZUL Y ORO
BRECHA LA ESCALERA
AREA SAN FRANCISCO
BARRENOS DE EXPLORACION PROGRAMADOS
BARRENOS DE EXPLORACION PROGRAMADOS
OBRAS DE EXPLORACION PROGRAMADAS
AREA ALTO DE FALLA MARIA ISABEL
AREA LA PRIETA
TIRO SAN JUAN
TIRO MA ISABEL
TIRO SAN MANUEL
SCALE
0
150
300
METERS


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Encantada Silver Mine

FIGURE 13-1
LA ESCALERA and AZUL Y ORO
DRILLING PROGRAM

Date of Issue
Dec/2007

Drawing Name
Fig.13-1.dwg

PAH believes that this drilling program from surface and underground workings, in combination with underground development, is appropriate and well designed to explore promising targets. Geologic potential exists to discover additional mineralized zones along the development workings. Estimated budget for this program is included in Section 22 of this Report - Recommendations.

## 14.0 SAMPLING METHOD AND APPROACH

PAH reviewed La Encantada's sampling program for the preparation of the Technical Report Amended dated July 24, 2007. Full description of sampling method and approach by La Encantada's geologic crews is presented in the Technical Report Amended July 24, 2007. Additionally, PAH also reviewed the La Encantada sampling procedures for this Technical Report and did not notice changes in protocols that may affect the results, other than improving in some areas, such as QA / QC with increasing number of filed duplicates for drilling and reserve blocks samples.

The samples are brought into the La Encantada laboratory for preparation and assaying. Duplicate samples are sent to Inspectorate Lab for assay checks.

In PAH's opinion, the channel sampling and methods applied by La Encantada exploration and mining crews is done carefully and responsibility by well trained samplers. The sampling appears to reconcile with silver / lead head assays for the processing plant, as well as with production and sales by Minera La Encantada. The channel samples appear to properly represent the mineralization of La Encantada deposits, therefore, they are acceptable for resource and reserve estimates.

Figure 14-1 shows channel samples at the breccia milagros.

Figure 14-2 shows the Galena remnants at channel samples breccia milagros.

Figure 14-3 shows the breccia milagros sampling.



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 14-1<br>CHANNEL SAMPLES at BRECCIA MILAGROS | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>14-1.dwg |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-2<br>GALENA REMNANTS at CHANNEL SAMPLES<br>BRECCIA MILAGROS | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.14-2.dwg |


10250 E
10200 E
10150 N
10100 N
10050 N
NIVEL 1611
Ancho (m) Ag Pb % Fe % Zn %
12.4 182 5.52 36.51 0.85
PO 611-1, N80E, 0°
SCALE 0 4 8 16 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
14-3.dwg

FIGURE 14-3
BRECCIA MILAGROS SAMPLING

# 15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

## 15.1 *Sample Preparation*

Channel, exploration, mine development and production, and plant samples are sent to La Encantada's on-site laboratories for chemical analysis of silver, lead, iron, zinc and manganese. Silver assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA). A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams for head samples; and 1 gram for precipitate samples.

The 10 gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupels into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of $\pm 1$ per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

## 15.2 *Laboratory Facilities*

PAH notes that the La Encantada laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently conducts about 800 samples by fire assay and AA per month, including exploration samples, development samples, and mill samples.

More details on laboratory facilities are presented in Technical Report Amended of July 24, 2007.

FMS's procedure for quality controls is by sending drill core, mine samples and/or pulps to an outside laboratory, usually Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 10 and it includes field duplicates, standard samples and introduction of blank samples.

## 15.3 *Check Assaying*

To evaluate sample quality control, the La Encantada personnel perform periodic check analyses on samples. For the operating period from June to October 31, 2007, La Encantada has sent 96 samples to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. These include 22 samples from reserve blocks in addition to 22 more duplicates of pulps from the reserve

blocks. La Encantada has also sent 35 duplicate samples and 17 pulp samples from the drillholes carried out in the tailings deposits. Results of the assays and graphs are presented in the following Tables and graphs. La Encantada Silver Mine is mining and processing mineralization contained in oxides, which presents highly variable metal concentrations due to its inherent genetic characteristics. In this type of mineral occurrence, the comparison of assays may present high variations, depending on the mineral content of each sample. High grade silver assays may present differences of up to 60 percent, while the middle range grade samples usually result in close assays. In overall comparison, however, within a range of assays that represent very low to very high grades, the correlation is generally acceptable.

Tables 15-1 and 15-2, and Figures 15-1 and 15-2 show the assay results and graphs for samples of the La Encantada reserve blocks as duplicate samples and as duplicate pulp samples. The comparison is between assays by the La Encantada mine's lab and Inspectorate Laboratories.

**TABLE 15-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Sample Assays Checks**
**RESERVES DUPLICATE SAMPLES**

| Sample ID | | Laboratory Silver g/tonne | | Difference | Laboratory Lead % | | Difference | Laboratory Zinc % | | Difference |
|---|---|---|---|---|---|---|---|---|---|---|
| Inspectorate | La Encantada | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % |
| 141130 | 141427 | 128 | 30 | 327 | | 0.08 | -100 | | 0.15 | -100 |
| 134893 | 141861 | 425 | 390 | 9 | 3.79 | 3.14 | 21 | 1.17 | 0.99 | 18 |
| 141147 | 138230 | 111 | 140 | -21 | 3.45 | 2.41 | 43 | 2.47 | 1.49 | 66 |
| 141148 | 138241 | 72 | 30 | 139 | 2.12 | 0.19 | 1,016 | | 0.59 | -100 |
| 141109 | 141246 | 425 | 490 | -13 | 4.75 | 4.13 | 15 | | 0.26 | -100 |
| 141101 | 135755 | 14 | 0 | 100 | | 0.21 | -100 | | 0.07 | -100 |
| 141102 | 135766 | 295 | 350 | -16 | | 0.41 | -100 | | 0.88 | -100 |
| 141103 | 135777 | 16 | 0 | 100 | | 0.16 | -100 | | 0.31 | -100 |
| 141108 | 141235 | 476 | 1,160 | -59 | 3.76 | 3.79 | -1 | 4.70 | 4.06 | 16 |
| 141110 | 141257 | 128 | 100 | 28 | | 0.13 | -100 | | 1.20 | -100 |
| 141112 | 141280 | 194 | 50 | -13 | | 0.37 | -100 | | 0.58 | -100 |
| 141132 | 141451 | 123 | 150 | -18 | | 1.88 | -100 | | 0.99 | -100 |
| 141111 | 141268 | 47 | 20 | 133 | | 0.14 | -100 | | 0.70 | -100 |
| 141104 | 135791 | 391 | 330 | 19 | 2.84 | 2.50 | 14 | 7.55 | 6.73 | 12 |
| 141128 | 141405 | 4 | 10 | -58 | | 0.06 | -100 | | 0.39 | -100 |
| 141127 | 141294 | 348 | 360 | -3 | | 0.65 | -100 | | 1.19 | -100 |
| 141131 | 141438 | 26 | 0 | 100 | | 0.14 | -100 | | 0.04 | -100 |
| 141105 | 141202 | 309 | 300 | 3 | 5.40 | 3.13 | 73 | 4.62 | 2.56 | 79 |
| 141129 | 141416 | 51 | 50 | 1 | | 0.11 | -100 | | 0.38 | -100 |
| 141107 | 141224 | 195 | 220 | -11 | | 0.03 | -100 | 7.48 | 5.02 | 49 |
| 141106 | 141213 | 308 | 230 | 33 | | 1.19 | -100 | 5.44 | 3.33 | 63 |
| 134875 | 135540 | 83 | 120 | -31 | 2.75 | 3.27 | -16 | 6.02 | 8.07 | -25 |
| Min | | 4 | 0 | | 2.12 | 0.03 | | 1.17 | 0.04 | |
| Max | | 476 | 1,160 | | 5.40 | 4.13 | | 7.55 | 8.07 | |
| StDev | | 155 | 261 | | 1.08 | 1.44 | | 2.24 | 2.25 | |
| Average | | 189 | 206 | | 3.61 | 1.28 | | 4.93 | 1.82 | |
| Correlation | | 0.83 | | | 0.67 | | | 0.82 | | |

TABLE 15-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Sample Assays Checks
RESERVES DUPLICATE PULP SAMPLES

| Sample ID | | Laboratory Silver g/tonne | | Difference | Laboratory Lead % | | Difference | Laboratory Zinc % | | Difference |
|---|---|---|---|---|---|---|---|---|---|---|
| Inspectorate | La Encantada | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % |
| 141257 | 141257 | 119 | 100 | 19 | | 0.13 | -100 | | 1.20 | -100 |
| 141280 | 141280 | 77 | 50 | 55 | | 0.37 | -100 | | 0.58 | -100 |
| 141451 | 141451 | 166 | 150 | 11 | | 1.88 | -100 | | 0.99 | -100 |
| 141294 | 141294 | 399 | 360 | 11 | | 0.65 | -100 | | 1.19 | -100 |
| 141268 | 141268 | 29 | 20 | 43 | | 0.14 | -100 | | 0.70 | -100 |
| 141405 | 141405 | 5 | 10 | -50 | | 0.06 | -100 | | 0.39 | -100 |
| 135791 | 135791 | 326 | 330 | -1 | 3.06 | 2.50 | 22 | 6.10 | 6.73 | -9 |
| 141224 | 141224 | 235 | 220 | 7 | | 0.03 | -100 | 6.99 | 5.02 | 39 |
| 141416 | 141416 | 64 | 50 | 28 | | 0.11 | -100 | | 0.38 | -100 |
| 141202 | 141202 | 335 | 300 | 12 | 5.95 | 3.13 | 90 | 4.13 | 2.58 | 60 |
| 141438 | 141438 | 21 | 0 | 100 | | 0.14 | -100 | | 0.04 | -100 |
| 141427 | 141427 | 20 | 30 | -35 | | 0.08 | -100 | | 0.15 | -100 |
| 141213 | 141213 | 247 | 230 | 7 | 1.85 | 1.19 | 55 | 4.74 | 3.33 | 42 |
| 141246 | 141246 | 554 | 490 | 13 | 6.11 | 4.13 | 48 | | 0.26 | -100 |
| 135766 | 135766 | 341 | 350 | -3 | | 0.41 | -100 | | 0.88 | -100 |
| 141235 | 141235 | 1,184 | 1,160 | 2 | 4.51 | 3.79 | 19 | 4.69 | 4.06 | 16 |
| 135777 | 135777 | 20 | 0 | 100 | | 0.16 | -100 | | 0.31 | -100 |
| 141872 | 141872 | 32 | 50 | -37 | | 0.10 | -100 | | 0.96 | -100 |
| 138241 | 138241 | 32 | 30 | 8 | | 0.19 | -100 | | 0.59 | -100 |
| 138230 | 138230 | 124 | 140 | -12 | 3.55 | 2.41 | 47 | 1.86 | 1.49 | 25 |
| 135755 | 135755 | 13 | 0 | 100 | | 0.21 | -100 | | 0.07 | -100 |
| 135595 AS | 135595 | 140 | 150 | -7 | 2.57 | 0.68 | 278 | 4.57 | 4.74 | -4 |
| Min | | 5 | 0 | | 1.85 | 0.03 | | 1.86 | 0.04 | |
| Max | | 1,184 | 1,160 | | 6.11 | 4.13 | | 6.99 | 6.73 | |
| StDev | | 267 | 259 | | 1.65 | 1.32 | | 1.61 | 1.90 | |
| Average | | 204 | 192 | | 3.94 | 1.02 | | 4.73 | 1.67 | |
| Correlation | | 1.00 | | | 0.86 | | | 0.84 | | |


Scattering Chart Silver
INSPECTORATE
LA ENCANTADA
Ag g/Tonne
1400
1200
1000
800
600
400
200
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
Reserves Duplicate Samples


Duplicate Samples Correlation Graph
Inspectorate Lab - Silver
La Encantada Lab - Silver

| Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for *FIRST MAJESTIC SILVER Corp.* | FIGURE 15-1 RESERVES DUPLICATED SAMPLES | Date of Issue Dec/2007 |
|---|---|---|---|
| Project No. 80523 | Project Name La Encantada Silver Mine | | Drawing Name Fig.15-1.dwg |


Scattering Chart Silver
1400
1200
1000
800
600
400
200
0
INSPECTORATE
LA ENCANTADA
Ag g/Tonne
1
3
5
7
9
11
13
15
17
19
21
Reserve Pulp Duplicate Samples


Pulp Duplicate Samples Correlation Graph
Inspectorate Lab - Silver
La Encantada Lab - Silver

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
|  pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.*<br>Project Name<br>La Encantada Silver Mine | FIGURE 15-2<br>RESERVE DUPLICATE<br>PULP SAMPLES | Dec/2007<br>Drawing Name<br>Fig.15-2.dwg |
| Project No. 80523 | | | |

The reserve duplicate samples mineral content range includes assays that vary from 0 to 1,160 g/tonne Ag. The average correlation coefficient of the silver grades is acceptable for the set of samples, at 83 percent, although the difference shows slightly higher assays by the La Encantada lab. The reserve pulp duplicate samples, for the same set of duplicate samples, range in silver values from 0 to 1,160 g/tonne Ag with a general correlation of 100 percent and closed assays between both labs. Therefore, major differences may result during the sample preparation process. PAH believes that the reproducibility of silver grades is reasonable, within acceptable industry practices.

La Encantada Silver Mine drilled a total of 49 drillholes within the old tailings dams, No. 1 and No. 2 of Peñoles' historic operation. La Encantada duplicated 35 samples of tailings core and 17 pulp tailings samples. The results are presented in Tables 15-3 and 15-4 and represented by graphs in figures 15-3 and 15-4. The range of silver assays is from 30 g/tonne Ag to 310 g/tonne Ag and the resulting correlation is 76 percent. The pulp duplicate samples resulted in a correlation of 98 percent for a range of assays between 10 g/tonne Ag and 310 g/tonne Ag. Both sets of samples include different samples.

**TABLE 15-3**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Sample Assays Checks**
**TAILINGS DRILL DUPLICATE SAMPLES**

| Sample ID | | Laboratory Silver g/tonne | | Difference | Laboratory Lead % | | Difference | Laboratory Zinc % | | Difference |
|---|---|---|---|---|---|---|---|---|---|---|
| Inspectorate | La Encantada | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % |
| 135701 | 136667 | 73 | 40 | 83 | 1.73 | 1.88 | -7.98 | 4.16 | 0.93 | 347.31 |
| 135702 | 136679 | 60 | 60 | 1 | 1.84 | 1.63 | 12.88 | 3.37 | 1.80 | 87.22 |
| 135703 | 136694 | 206 | 30 | 588 | 4.51 | 1.24 | 263.71 | 4.99 | 1.86 | 168.28 |
| 135712 | 135640 | 57 | 50 | 14 | 1.44 | 0.68 | 111.76 | 5.84 | 3.77 | 54.91 |
| 135713 | 135656 | 83 | 50 | 66 | 2.10 | 1.42 | 47.89 | 6.71 | 3.02 | 122.19 |
| 135714 | 135667 | 68 | 60 | 13 | 2.65 | 1.88 | 40.96 | 5.89 | 2.41 | 144.40 |
| 135715 | 135681 | 338 | 230 | 47 | 3.91 | 3.24 | 20.68 | 2.88 | 1.74 | 65.52 |
| 135716 | 135698 | 281 | 180 | 56 | 3.71 | 2.88 | 28.82 | 2.84 | 1.61 | 76.40 |
| 135717 | 137127 | 282 | 260 | 8 | 3.36 | 2.83 | 18.73 | 2.54 | 2.48 | 2.42 |
| 135718 | 137138 | 81 | 60 | 35 | 3.43 | 3.02 | 13.58 | 4.76 | 4.79 | -0.63 |
| 135719 | 137151 | 302 | 140 | 116 | 3.38 | 1.51 | 123.84 | 2.65 | 2.44 | 8.61 |
| 135720 | 137174 | 238 | 210 | 13 | 3.23 | 2.67 | 20.97 | 2.97 | 2.51 | 18.33 |
| 135721 | 137187 | 311 | 310 | 0 | 3.51 | 3.33 | 5.41 | 2.47 | 2.73 | -9.52 |
| 135722 | 137508 | 170 | 260 | -34 | 3.38 | 2.79 | 21.15 | 2.43 | 2.03 | 19.70 |
| 135723 | 137519 | 67 | 80 | -17 | 3.94 | 3.51 | 12.25 | 3.35 | 3.32 | 0.90 |
| 135724 | 137530 | 173 | 140 | 24 | 2.23 | 1.92 | 16.15 | 2.51 | 2.15 | 16.74 |
| 135725 | 137541 | 76 | 100 | -24 | 3.51 | 2.57 | 36.58 | 4.50 | 2.41 | 86.72 |
| 135726 | 137555 | 279 | 300 | -7 | 3.38 | 2.86 | 18.18 | 2.52 | 2.53 | -0.40 |
| 135727 | 137566 | 86 | 90 | -4 | 3.36 | 2.12 | 58.49 | 4.31 | 3.56 | 21.07 |
| 135728 | 141503 | 119 | 150 | -21 | 2.33 | 1.87 | 24.60 | 2.82 | 2.86 | -8.39 |
| 135729 | 141514 | 92 | 100 | -8 | 3.21 | 1.63 | 96.93 | 4.51 | 4.78 | -5.65 |
| 135730 | 141539 | 107 | 140 | -24 | 2.56 | 2.20 | 16.36 | 2.62 | 1.96 | 33.67 |
| 135731 | 141555 | 180 | 210 | -14 | 3.04 | 2.23 | 36.32 | 2.20 | 1.87 | 17.65 |
| 135732 | 141566 | 75 | 120 | -38 | 4.45 | 3.46 | 28.61 | 4.30 | 5.71 | -24.69 |
| 135733 | 141577 | 136 | 120 | 13 | 3.42 | 2.57 | 33.07 | 2.35 | 2.13 | 10.33 |
| 135734 | 141591 | 178 | 190 | -6 | 4.13 | 2.94 | 40.48 | 2.00 | 1.60 | 25.00 |
| 135735 | 141605 | 155 | 150 | 4 | 2.76 | 1.95 | 41.54 | 2.38 | 2.02 | 17.82 |
| 135736 | 141618 | 139 | 170 | -18 | 2.60 | 1.74 | 49.43 | 2.25 | 1.83 | 22.95 |
| 135737 | 141630 | 166 | 180 | -8 | 2.81 | 2.40 | 17.08 | 2.44 | 2.05 | 19.02 |
| 135738 | 141648 | 139 | 140 | -1 | 2.20 | 2.26 | -2.65 | 2.45 | 2.21 | 10.86 |
| 135739 | 141659 | 103 | 60 | 72 | 2.78 | 2.11 | 31.75 | 4.78 | 4.02 | 18.91 |
| 135740 | 141672 | 160 | 140 | 15 | 4.81 | 4.52 | 6.42 | 2.10 | 2.09 | 0.48 |
| 135741 | 141698 | 203 | 120 | 70 | 2.85 | 2.09 | 36.36 | 2.42 | 2.17 | 11.52 |
| 135742 | 141842 | 148 | 140 | 5 | 2.22 | 1.72 | 29.07 | 2.63 | 2.37 | 10.97 |
| 135743 | 141854 | 210 | 220 | -4 | 2.80 | 2.02 | 38.61 | 2.30 | 2.13 | 7.98 |
| Min | | 57 | 30 | | 1.44 | 0.68 | | 2.00 | 0.93 | |
| Max | | 338 | 310 | | 4.81 | 4.52 | | 6.71 | 5.71 | |
| StDev | | 81 | 74 | | 0.80 | 0.76 | | 1.26 | 1.01 | |
| Average | | 158 | 143 | | 3.07 | 2.33 | | 3.32 | 2.57 | |
| Correlation | | 0.76 | | | 0.71 | | | 0.50 | | |

**TABLE 15-4**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Sample Assays Checks**
**TAILINGS DRILL PULP DUPLICATE SAMPLES**

| Sample ID | | Laboratory Silver g/tonne | | Difference | Laboratory Lead % | | Difference | Laboratory Zinc % | | Difference |
|---|---|---|---|---|---|---|---|---|---|---|
| Inspectorate | La Encantada | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % |
| 136622 AS | 136622 | 12 | 10 | 23 | 0.42 | 0.36 | 17 | 0.41 | 0.41 | 0 |
| 136633 AS | 136633 | 110 | 100 | 10 | 2.70 | 1.86 | 45 | 2.97 | 2.53 | 17 |
| 136634 AS | 136644 | 115 | 110 | 4 | 3.00 | 2.39 | 26 | 2.85 | 4.58 | -38 |
| 135641 AS | 135641 | 58 | 60 | -3 | 1.40 | 0.59 | 137 | 4.24 | 4.63 | -8 |
| 135656 AS | 135656 | 84 | 50 | 68 | 2.04 | 1.42 | 44 | 5.28 | 3.02 | 75 |
| 135667 AS | 135667 | 76 | 60 | 27 | 2.59 | 1.88 | 38 | 5.09 | 2.41 | 111 |
| 136667 AS | 136667 | 77 | 40 | 93 | 2.39 | 1.88 | 27 | 2.02 | 0.93 | 117 |
| 136679 AS | 136679 | 81 | 60 | 35 | 2.41 | 1.63 | 48 | 3.93 | 1.80 | 118 |
| 136694 AS | 136694 | 55 | 30 | 83 | 1.59 | 1.24 | 28 | 4.16 | 1.86 | 124 |
| 137187 AS | 137187 | 299 | 310 | -3 | 3.92 | 3.33 | 18 | 2.66 | 2.73 | -3 |
| 137519 AS | 137519 | 65 | 80 | -19 | 3.85 | 3.51 | 10 | 3.35 | 3.32 | 1 |
| 137530 AS | 137530 | 167 | 140 | 19 | 2.23 | 1.92 | 16 | 2.46 | 2.15 | 14 |
| 137541 AS | 137541 | 97 | 100 | -3 | 3.01 | 2.57 | 17 | 5.14 | 2.41 | 113 |
| 137555 AS | 137555 | 283 | 300 | -6 | 3.27 | 2.86 | 14 | 2.52 | 2.53 | 0 |
| 137566 AS | 137566 | 83 | 90 | -8 | 3.00 | 2.12 | 42 | 4.71 | 3.56 | 32 |
| 141503 AS | 141503 | 161 | 150 | 7 | 2.41 | 1.87 | 29 | 2.67 | 2.86 | -7 |
| 141514 AS | 141514 | 99 | 100 | -1 | 3.28 | 1.63 | 101 | 4.37 | 4.78 | -9 |
| Min | | 12 | 10 | | 0.42 | 0.36 | | 0.41 | 0.41 | |
| Max | | 299 | 310 | | 3.92 | 3.51 | | 5.28 | 4.78 | |
| StDev | | 76 | 84 | | 0.88 | 0.84 | | 1.31 | 1.21 | |
| Average | | 113 | 105 | | 2.56 | 1.94 | | 3.46 | 2.74 | |
| Correlation | | 0.98 | | | 0.92 | | | 0.48 | | |


Scattering Chart Silver
INSPECTORATE
LA ENCANTADA
Ag g/Tonne
400
350
300
250
200
150
100
50
0
1
4
7
10
13
16
19
22
25
28
31
34
Tailings Drill Duplicate Samples


Tailings Drill Duplicate Samples Correlation Graph
Inspectorate Lab - Silver
La Encantada Lab - Silver

| Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for *FIRST MAJESTIC SILVER Corp.* | FIGURE 15-3 TAILING DRILL DUPLICATE SAMPLES | Date of Issue Dec/2007 |
|---|---|---|---|
| Project No. 80523 | Project Name La Encantada Silver Mine | | Drawing Name Fig.15-3.dwg |


Scattering Chart Silver
350
300
250
200
150
100
50
0
INSPECTORATE
LA ENCANTADA
Ag g/Tonne
1
3
5
7
9
11
13
15
17
Tailings Drill Pulp Duplicate Samples


Tailings Drill Pulp Duplicate Samples Correlation Graph
Inspectorate - Silver
La Encantada Lab - Silver



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 15-4<br>TAILING DRILL PULP DUPLICATE SAMPLES (SILVER) | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.15-4.dwg |


Scattering Chart Lead


INSPECTORATE
LA ENCANTADA
Pb %
0
1
2
3
4
5
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17
Tailings Drill Pulp Duplicate Samples


Tailings Drill Pulp Duplicate Samples Correlation
Inspectorate Lab - Lead
La Encantada Lab - Lead

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.*<br>Project Name<br>La Encantada Silver Mine | FIGURE 15-5<br>TAILING DRILL PULP DUPLICATE SAMPLES (LEAD) | Dec/2007<br>Drawing Name<br>Fig.15-5.dwg |
| Project No. 80523 | | | |


Scattering Chart Zinc
6
5
4
3
2
1
0
Zn %
1
3
5
7
9
11
13
15
17
Tailings Drill Pulp Duplicate Samples
INSPECTORATE
LE ENCANTADA

Tailings Drill Pulp Duplicate Samples Correlation

Inspectorate Lab - Zinc

La Encantada Lab - Zinc

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp.<br>Project Name<br>La Encantada Silver Mine | FIGURE 15-6<br>TAILING DRILL PULP DUPLICATE SAMPLES (ZINC) | Dec/2007<br>Drawing Name<br>Fig.15-6.dwg |
| Project No. 80523 | | | |

La Encantada Silver Mine has implemented a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples and pulp duplicates to keep a close control of the assay results. PAH recommends taking special care during the sample preparation process, which shows higher differences in assay checks.

## 15.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. It is PAH's opinion that the sample methods and analyses are representative of the deposits at La Encantada mine, and that most of La Encantada's data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Encantada operation is being conducted by FMS in a reasonable manner consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the deposits mineralization and believes that they may be used with acceptable confidence in the estimation of the mineable reserves.

## 16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Encantada mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine. Peñoles developed and operated La Encantada mine for over 25 years producing over 80 million ounces of silver. Peñoles is one of the leading Mexican mining companies and the world's largest silver producer.

FMS has established in a short operating period a systematic procedure to verify data and quality control which is proving effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMS initiated an effective control of La Encantada operations since November 2006 when it took control of the mining operation. La Encantada has established an active program of assay checks for samples and pulps of exploration, production and concentrates at the mine's lab in comparison to assays performed by Inspectorate Laboratories of Durango city and Reno, Nevada, and concentrate sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 presents a summary of concentrate assays for August, 2007 of shipments to MET-MEX Peñoles. This summary presents a comparison of assays by La Encantada lab and Peñoles.

The coefficient of correlation is excellent for all determinations, including weight (99.9 percent), silver (97.5 percent), and lead (93 percent).

Figure 16-1 shows correlation between silver assays of both laboratories.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the mineralization and concentrates produced at La Encantada and shipped to the smelter.

PAH's conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable reserves.

**TABLE 16-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Concentrate Checks for August, 2007 Shipments.**

| Concentrates | | First Majestic Silver Corp. | | | | | Met Mex Peñoles SA DE CV | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Shipment | Date | Weight | Assays | | Content | | | Assays | | Content | |
| No | | (Tonnes) | Silver | lead | Silver | lead | Tonnes | Siver | Lead | Silver | Lead |
| | | | Kg/tonne | % | Kg | Tonnes | | Kg/tonne | % | Kg | Tonnes |
| DES2007-79 | 2-Aug-07 | 31.935 | 10.100 | 15.650 | 322.544 | 4.998 | 31.987 | 10.109 | 16.170 | 323.357 | 5.172 |
| DES2007-80 | 6-Aug-07 | 29.959 | 9.205 | 13.660 | 275.773 | 4.092 | 30.642 | 9.103 | 15.030 | 278.934 | 4.605 |
| DES2007-81 | 8-Aug-07 | 63.741 | 7.602 | 11.843 | 484.559 | 7.549 | 63.711 | 6.893 | 12.510 | 439.160 | 7.970 |
| DES2007-82 | 11-Aug-07 | 29.876 | 6.590 | 11.280 | 196.883 | 3.370 | 30.562 | 6.492 | 11.440 | 198.409 | 3.496 |
| DES2007-83 | 13-Aug-07 | 59.673 | 5.837 | 10.860 | 348.311 | 6.480 | 60.488 | 5.849 | 11.140 | 353.794 | 6.738 |
| DES2007-85 | 18-Aug-07 | 31.060 | 3.553 | 10.160 | 110.356 | 3.156 | 31.533 | 3.680 | 10.660 | 116.041 | 3.361 |
| DES2007-86 | 20-Aug-07 | 30.646 | 3.785 | 8.900 | 115.995 | 2.727 | 31.202 | 3.809 | 10.360 | 118.848 | 3.233 |
| DES2007-87 | 22-Aug-07 | 31.492 | 5.685 | 11.080 | 179.032 | 3.489 | 30.527 | 4.274 | 11.040 | 130.472 | 3.370 |
| DES2007-88 | 24-Aug-07 | 31.864 | 6.990 | 12.000 | 222.729 | 3.824 | 32.589 | 6.893 | 12.510 | 224.636 | 4.077 |
| DES2007-89 | 28-Aug-07 | 30.756 | 6.740 | 10.690 | 207.295 | 3.288 | 30.727 | 6.647 | 10.930 | 204.242 | 3.358 |
| DES2007-90 | 28-Aug-07 | 31.061 | 5.995 | 11.550 | 186.211 | 3.588 | 31.112 | 5.883 | 10.330 | 183.032 | 3.214 |
| | Total | 402.063 | 72.082 | 127.673 | 2,649.688 | 46.561 | 405.080 | 69.632 | 132.120 | 2,570.926 | 48.596 |
| | Average | 36.551 | 6.553 | 11.607 | | | 36.825 | 6.330 | 12.011 | | |
| | Max | 63.741 | 10.100 | 15.650 | | | 63.711 | 10.109 | 16.170 | | |
| | Min | 29.876 | 3.553 | 8.900 | | | 30.527 | 3.680 | 10.330 | | |
| | Correlation | 0.999 | 0.975 | 0.930 | | | | | | | |


12.000
10.000
8.000
6.000
4.000
2.000
Silver kg/tonne
0
2
4
6
8
10
12
August 2007 Shipments
La Encantada Lab
Met-Mex Penoles Assays
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
Fig.16-1.dwg

FIGURE 16-1
CONCENTRATES ASSAYS COMPARISON
(AUGUST, 2007)

## 17.0 ADJACENT PROPERTIES

No adjacent properties exist within the surrounding area of La Encantada. The El Plomo mine was operated as an independent mine for a period of time during the early stages of La Encantada development; however, around 1983 it was purchased by Minera La Encantada and it has been part of La Encantada mine since then. Underground developments of La Encantada and El Plomo were connected and established as one underground system. No other mine exists nearby the La Encantada area.

La Encantada mine is located at about 100km from the cities of Ocampo and Músquiz, in Coahuila, Mexico.

La Encantada mine housing facilities include 180 single family houses, events center, hotel and three restaurants, sport facilities for soccer, squash and bowling, apart from the administration offices and warehouses, etc. Refurbishing of required facilities is in progress.

FMS has consolidated ownership of the La Encantada mine area by acquiring all mining claims and concessions around the property. Surface rights have also been acquired by La Encantada from the local "Ejido" (land community) under expropriation proceedings in accordance with the Mining Laws.

## 18.0 METALLURGICAL TESTING AND MINERAL PROCESSING

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

- Argentite ($Ag_2S$)
- Acanthite ($Ag_2S$)
- Cerrussite ($PbCO_3$)

The gangue is principally limestone and hematite with minor amounts of quartz, manganese, zinc, and tin.

The ore is relatively soft and friable making for easy crushing and grinding. The ore processing method consists of crushing and grinding followed by two sequential flotation steps, the first consists of sulfide mineral flotation and the second is oxide mineral flotation. The reason for floating the ore in two stages is because the reagents used for oxide flotation are detrimental to sulfide flotation. Recoveries are poor, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock.

Metallurgical testwork is in progress in the following two areas:

- Flotation of current and future ore: the results are about the same as that of the plant.

- Cyanide leaching of the flotation tails, both old and new material: preliminary silver recovery after cyanidation is about 48 percent. Bulk testing is anticipated to take place at FMS's La Parrilla Silver Mine in Durango.

Figure 18-1 shows the sulfidation of oxides in flotation concentrates.

Figure 18-2 shows the drying concentrates.

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 18-1<br>SULFIDATION of OXIDES FLOTATION CONCENTRATES | Dec/2007 |
| Project No. [illegible]0523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>[illegible]-1.dwg |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 18-2<br>LA ENCANTADA<br>DRYING FLOTATION CONCENTRATES | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.18-2.dwg |

## 19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Encantada uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral Resources and Reserves. FMS has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by the company. FMS has reviewed and calculated Resources and Reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates. FMS assumed control of La Encantada Silver Mine operation from November 2006. FMS estimated the first Resource / Reserve base for the La Encantada mine as of May 31, 2007. This estimate is an update of May 31, 2007 Resource / Reserve base and it incorporates exploration and underground development results for the mine. During the current period La Encantada mined a total of 162,279 tonnes of ore, from which only 21,293 tonnes were mined out of the previously reported Reserves and also increased the Reserves during the period by about 575,600 tonnes. This Resource / Reserve update calculation has been estimated as of October 31, 2007.

### 19.1 *Introduction*

FMS estimated proven and probable Reserves, as of May 31, 2007 amounted to 633,506 tonnes at an average grade of 403 g/tonne Ag and 1.93 percent Pb. Cutoff grade was estimated as 271 g/tonne Ag only, and 262 g/tonne Ah equivalent net of Pb credit. The estimated Reserves were included in the deposits of: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660, Mantos 314, Chicotón Stope, Cedritos and Cola Gallo deposits.

FMS has implemented exploration programs based on drifting, drilling and channel sampling. During this reported period, May through October 2007, FMS has increased the silver contained in the Resource / Reserve base for the La Encantada mine by about 250 percent including Proven and Probable Reserves and Measured and Indicated resources. Additional inferred resources have been delineated and other exploration targets are under further investigations. Additional resources and reserves were developed within the La Encantada mine in the Breccia Milagros, Bonanza, San Francisco, La Piedra deposits. Dump materials and tailings dams have been sampled and measured resulting in additional Reserves and Resources for the La Encantada mine.

### 19.2 *Methodology*

Under the La Encantada mine's diverse geologic environment, the Resource and Reserve blocks have been defined at the various drift levels where sampling has found mineable ore within the mineralized zones. The Reserve tonnage and grade are based largely on channel samples along drifts, crosscuts and other mine workings. Drilling from underground sites was initiated to explore the San Francisco mineralized structures to depth. This program was completed with five drillholes and a total depth of 565 meters. FMS's surface drilling program has been on hold due to delay in delivery of drilling equipment for development of an extensive exploration program. Reserve and Resource blocks range in length according to variable extensions of breccia or mineralized zones, and are from 50 to 150 meters in length

along the mineralized structures. The Resource and Reserve blocks are developed by drifting across breccia zones and structures. Proven Reserve blocks are projected up to 15 meters from the drift in which the channel samples were taken, and Probable blocks extending another 15 meters beyond the Proven blocks.

All adits, drifts ramps and access development headings are regularly surveyed by La Encantada staff. The mineralized zones are subdivided into vertical sections through the multiple horizontal levels, such that each vertical section has 10 meter horizontal separation from the immediately adjacent sections. For Reserve estimation, the cross sectional area of mineralization is drawn on each of these 10-meter spaced sections using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone extending 5 meters on either side of the section. The density factor (specific gravity) is then input into the calculation, and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X Specific Gravity = tonnes of material.

The density factor used to convert Reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Peñoles and by FMS. Numerous samples have been sent to an external lab (Inspectorate Lab) for determination. Breccia Milagros samples density determinations have reported an average of 2.85. La Encantada continues to follow a conservative approach by taking an average density of 2.70.

Figure 19-1 shows the density determinations Breccia Milagros samples.

PAH believes that, on average, the density for mineralization is reasonable. PAH recommends that additional representative samples be taken periodically, as checks for bulk density determination, to ensure and properly adjust the application of an appropriate density factor as required.

To estimate the average grade and thickness for each 10-meter section that crosses a Reserve block, La Encantada composites all the sample grades in the drift that occur within 5 meters on either side of the section. La Encantada has determined that the most appropriate filter for grade outliers is to assign a top grade of 1,000 g/tonne Ag to those samples. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each Reserve block are then determined by combining the tonnes and grade results obtained for each 10-meter section that crosses the block. The Resource block tonnes and grade are tabulated by La Encantada personnel on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the mineralized zones for use in the Reserve estimates is done with cut-off grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as sub-ore

| NIVEL | CUERPO | REBAJE | FECHA | LINEA | MUESTRA | TIPO | ANCHO | DESCRIPCION | ENSAYE LAB. ENCANTADA Ag | Pb | Fe | Zn | Mn |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1715 | Bx MILAGROS | CRO: mil | 26-Apr-07 | | 136386 | TABLA | 2.0 | Bx | 1820 | 5.47 | 11.06 | 1.3 | 1 |
| | | CRO: mil | 26-Apr-07 | | 136395 | TABLA | 2.0 | Bx | 310 | 2.49 | 14.37 | 1.14 | 0.81 |
| | | CRO: mil | 26-Apr-07 | | 136396 | TABLA | 2.0 | Bx | 140 | 2.19 | 10.96 | 1.12 | 0.97 |



vol=100 ml
Vol. Agregado
Muestra


| PESO ESPECIFICO DE LA Bx MILAGROS | | | |
|---|---|---|---|
| MUESTRA | Vol. Agreg. | Vol. Calc. | P. E. |
| 136386 | 82.6 | 17.4 | 2.87 |
| 136395 | 82.8 | 17.2 | 2.91 |
| 136396 | 82 | 18.0 | 2.78 |
| | | P. E. prom= | 2.85 |

$$P.E. = \frac{P}{V}$$

P= PESO DE MUESTRA
V= VOL. CALCULADO

Vol. Calc.= 100 - Vol. Agregado

NOTA: El procedimiento se realizo de la siguiente manera: a partir de una muestra de mina de 50 gr se determino el P. E. por diferencia de volumen con una probeta y una buretra graduadas de 100ml.

**ATENTAMENTE**

**ING. JORGE GARCIA REYES**

DEPARTAMENTO DE GEOLOGÍA


Prepared by pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950


Project No. 0523

Drawing Provided by/Prepared for *FIRST MAJESTIC SILVER Corp.*

Project Name: La Encantada Silver Mine

FIGURE 19-1
DENSITY DETERMINATIONS
BRECCIA MILAGROS SAMPLES

Date of Issue: Dec/2007

Drawing Name: -1.dwg

grade mineralization below the cutoff grade, in which case La Encantada eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional crosscuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or the drill holes, be used as much as possible in the blocks of Reserve and Resource estimation.

The Reserve blocks estimated by La Encantada are not included within the Resource blocks.

In PAH's opinion the Reserve and Resource block estimates carried out by La Encantada have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves.

## 19.3 *Cutoff Grade Calculations*

For the current Reserve, PAH has calculated breakeven cutoff grades for both the underground mine operations and also the dump recovery program. The basic parameters applicable to the cutoff grade calculations for the underground mine are shown in the following table:

**TABLE 19-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Cutoff Grade Parameters**

| Concepts | Costs and Other |
|---|---|
| Average Total Operating Cost Per Tonne | **$53.33** |
| COG Silver only (g/t Ag) | 256 |
| COG - Base Metal Credits (g/t Ag) | **241** |
| Silver Recovery in Mill (%) | 65% |
| Payable Silver from Smelter | 95% |
| Payable Lead from Smelter | 95% |
| Silver Price ($/oz.) | $10.50 |
| Lead Price ($/lb.) | $0.68 |
| Zinc Price ($/lb.) | $1.16 |
| Monetary Exchange Rate | $10.94 pesos: US$1.00 |

Equating these parameters (U/G mine only), the breakeven cutoff grade for silver ($C_{Ag}$), based solely on silver for total operating costs (Table 25-7) and process recoveries anticipated is as follows:

$CM_{Ag}$ =Total operating costs/ (Silver price X mill recovery X smelter payable metal)

CMAg= $53.33 per tonne/($10.50 X 0.65 X 0.95) =8.23 oz Ag per tonne or **256 g Ag/tonne.**

However, there is a small lead contribution for La Encantada ores. Production of lead in the concentrates from the mine for all of 2007 is about 320 tonnes. The calculation for lead contribution is as follows:

Revenues for Mine from lead ($R_m$) = Lbs lead in concentrates X payable from smelter X lead price.

$R_m$ =320 t X 2204 lbs/t X 0.95 X $0.68

$R_m$ = $455,735

$R_m$/ tonne mined = $455,735 / 92,993 = $4.90/ tonne.

The silver equivalent of lead contribution = $4.90 /$10.50 = 0.47 oz Ag/tonne or 15 g Ag/tonne.

The adjusted mine cutoff grade ($CM_{Ag}$) is then:256 269 g Ag/tonne Ag-15 g Ag/tonne = **241 g Ag/tonne**.

The basic parameters used for the cutoff grade calculations for the recovery of dump material are shown in the following Table 19-2.

**TABLE 19-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Cutoff Grade Parameters, Dump Recovery Only**

| Concepts | Costs and Other |
|---|---|
| Average Total Operating Cost Per Tonne | **$17.13** |
| COG Silver only (g/t Ag) | 98 |
| COG - Base Metal Credits (g/t Ag) | **91** |
| Silver Recovery in Mill (%) | 54.70% |
| Payable Silver from Smelter | 95% |
| Payable Lead from Smelter | 95% |
| Silver Price ($/oz.) | $10.50 |
| Lead Price ($/lb.) | $0.68 |
| Zinc Price ($/lb.) | $1.16 |
| Monetary Exchange Rate | $10.94 pesos: $1.00 |

Equating these parameters (dumps only), the breakeven cutoff grade for mining and processing of the "in-situ" dumps, based solely on silver for the total operating costs (Table 25-8) and process recoveries anticipated, is as follows:

$CD_{Ag}$ = Total Operating Costs/ (silver price X mill recovery X smelter payable metal).

$CD_{Ag}$ = $17.13/ $10.50 X 0.547 X 0.95) = 3.14 oz Ag/tonne or **98 g Ag/tonne.**

A lead contribution is also applicable for recovery of dump material. About 106.9 tonnes of lead in concentrates will be produced through October 31, 2007. The calculation for the lead contribution is as follows:

Revenues for lead from Dumps ($R_d$)= Lbs in concentrates X payable from smelter X lead price.

$R_d$ = 106.9 tonnes X 2204 lbs/t X 0.95 X $0.68

$R_d$ = $152,244 or $152,200

$R_d$ per tonne of dumps processed = $152,200/69,300 = $2.20/tonne.

Ag Equivalent per tonne = $R_d$/ Ag price = $2.20/$10.50 = 0.21 oz Ag/tonne or 7 g Ag/tonne.

Adjusted Cut-off Grade ($CD_{Ag}$) for dumps = 98g Ag/tonne – 7g Ag/tonne = **91 g Ag/tonne**

## 19.4 *Reserve Estimates*

PAH has reviewed La Encantada Reserve update of October 31, 2007 along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable Reserves for the following deposits:

- Breccia Milagros
- Azul y Oro
- Breccia Keylor
- Cuerpo 660
- Mantos 314
- Breccia Chicotón
- Cedritos
- Cola Gallo
- Bonanza
- San Francisco
- La Piedra, and
- Stockpiles at the mine and at the plant patios.

The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 1.209 million tonnes averaging 312 grams (10.03 oz) per tonne silver and 1.77 percent (39 lb/tonne) lead, for a total of 12.6 million contained ounces of silver net of lead credit. As discussed previously in the

calculation methodology section, the proven ore category has been projected up to 15 meters from the drift sample data, while the probable ore category is projected another 15 meters beyond the proven ore.

La Encantada has been processing pre-screened dump materials. Results for the month of October 2007 indicate that screened dumps yield about 40 percent of tonnage with increased silver grade from about 67 g/tonne to about 131 g/tonne; therefore, the dump materials have been included as an Indicated Resource due to silver content of an average grade below the cutoff grade. Estimated recovered screened tonnage from the measured dumps is about 225,000 tonnes.

Table 19-3 presents a summary of La Encantada Proven and Probable Reserves.

Figures 19-2 to 19-5 show cross sections and plan view of some of the different Reserve and Resource areas at La Encantada Silver Mine.

La Encantada deposits occur in breccia zones and faults or fracturing intersections that make wide and irregular deposits. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

**TABLE 19-3**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mineral Reserves Prepared by FMS, Reviewd by PAH. As of October 31, 2007 (1)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
|---|---|---|---|---|---|---|---|---|
| La Encantada | Reserves | | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| **Total Proven Reserves (3)** | | | | | | | | |
| Mantos 314 | Proven | 2,444 | 4.58 | 2,423 | 27.10 | 0.00 | 190,391 | 191,569 |
| Chicotón | Proven | 2,462 | 2.55 | 1,114 | 20.50 | 0.00 | 88,179 | 89,366 |
| Breccia Keylor | Proven | 19,108 | 3.40 | 816 | 4.88 | 2.18 | 501,299 | 510,514 |
| Azul y Oro | Proven | 15,567 | 2.69 | 464 | 0.19 | 0.54 | 232,228 | 239,735 |
| Stockpile Patios | Proven | 1,360 | 0.00 | 420 | 2.80 | 0.00 | 18,365 | 19,020 |
| Stockpile Mine | Proven | 2,182 | 0.00 | 376 | 2.60 | 0.00 | 26,377 | 27,430 |
| San Francisco | Proven | 72,483 | 2.26 | 369 | 1.09 | 0.33 | 859,911 | 894,867 |
| Breccia Milagros | Proven | 312,572 | Variable > 2.00 | 336 | 0.91 | 0.47 | 3,376,606 | 3,527,347 |
| La Piedra | Proven | 9,570 | 2.84 | 305 | 3.27 | 2.42 | 93,843 | 98,458 |
| Cola Gallo | Proven | 4,971 | 4.66 | 296 | 5.60 | 0.00 | 47,307 | 49,704 |
| Cuerpo 660 E | Proven | 124,962 | 2.00 | 292 | 4.75 | 0.99 | 1,173,145 | 1,233,410 |
| Terreros (5) | Proven | 225,658 | 0.00 | 131 | 1.29 | 1.53 | 950,414 | 1,001,200 |
| Mine Dumps | Proven | 57,345 | Variable > 2.00 | 94 | 0.00 | 0.00 | 173,306 | 186,212 |
| **TOTAL** | **Proven** | **850,684** | **Over 2.00** | **283** | **1.80** | **0.84** | **7,731,371** | **8,068,833** |
| **Total Probable Reserves (3)** | | | | | | | | |
| Breccia Keylor | Probable | 16,229 | 3.40 | 770 | 4.90 | 2.05 | 401,766 | 409,593 |
| Azul y Oro | Probable | 25,004 | 2.62 | 525 | 1.66 | 0.48 | 422,046 | 434,104 |
| Cuerpo 660 E | Probable | 75,632 | 2.00 | 352 | 4.44 | 2.25 | 855,932 | 892,406 |
| Breccia Milagros | Probable | 159,262 | Variable > 2.00 | 349 | 0.27 | 0.14 | 1,787,597 | 1,864,403 |
| San Francisco | Probable | 79,582 | 2.31 | 345 | 1.16 | 0.28 | 882,724 | 921,103 |
| La Piedra | Probable | 2,740 | 2.48 | 330 | 5.91 | 2.95 | 29,071 | 30,392 |
| **TOTAL** | **Probable** | **358,449** | **Over 2.00** | **380** | **1.70** | **0.75** | **4,379,136** | **4,552,002** |
| **Total Reserves Proven plus Probable (3)** | | | | | | | | |
| Total | Proven | 850,684 | Over 2.00 | 283 | 1.80 | 0.84 | 7,731,371 | 8,068,833 |
| Total | Probable | 358,449 | Over 2.00 | 380 | 1.70 | 0.75 | 4,379,136 | 4,552,002 |
| **Total Reserves Proven + Probable** | | **1,209,133** | **Over 2.00** | **312** | **1.77** | **0.81** | **12,110,507** | **12,620,835** |

Notes to Total Proven Reserves:
(1) Cut Off Grade estimated as 258 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered
(5) Dump represents 40% of "in situ" measured tonnes.

Notes to Total Probable Reserves:
(1) Cut Off Grade estimated as 258 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered

Notes to Total Reserves Proven plus Probable:
(1) Cut Off Grade estimated as 258 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered


BX-M 10
BX-M 09
BX-M 08
BX-M 07
BX-M 06
BX-M 05
BX-M 04-A
BX-M 04
BX-M 03
BX-M 02
BX-M 01
N 1735
N 1715
N 1691.5
N 1684.65
N 1672
RESERVAS
PROBADO
PROBABLE
MINADO
RECURSOS
MEDIDOS
INDICADOS
INFERIDOS
11200 N
11250 N
11300 N
CRO MIL
CRO 303
FTE 2-3
CRO NE
CRO N-2
A
A'
11100 E
N 1735
N 1715
N 1691.5
N 1684.65
11150 E
SCALE
0
7.5
15
30
METERS

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A OCTUBRE 2007
**BRECHA MILAGROS**

| MEDIDO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 01 | 186,883 | 432 | | |
| BX-M 10 | 218,295 | 167 | | |
| TOTAL | 405,178 | 289 | - | - |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A OCTUBRE 2007
**BRECHA MILAGROS**

| PROBADO | T.M | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 03 | 66,744 | 432 | | |
| BX-M 04 | 56,356 | 432 | | |
| BX-M 04-A | 37,286 | 425 | 1.40 | 0.82 |
| BX M 05 | 54,688 | 413 | 3.52 | 1.91 |
| BX-M 06 | 46,049 | 307 | 3 34 | 1.70 |
| BX-M 07 | 59,778 | 225 | 1.38 | 0.70 |
| BX-M 08 | 43,659 | 167 | | |
| Sub-total | 364,559 | 347 | 0.65 | 0.33 |

| PROBABLE | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 02 | 66,744 | 432 | | |
| BX-M 09 | 43,659 | 167 | | |
| Sub-total | 110,403 | 327 | - | - |
| PROB + PROBL | 474,962 | 342 | 0.50 | 0.25 |

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Encantada Silver Mine

FIGURE 19-2
BRECCIA MILAGROS RESERVE and RESOURCE BLOCK

Date of Issue
Dec/2007

Drawing Name
Fig.19-2.dwg



ELEVACION
MINADO A LA ELEVACION 1925
1916
BZ - 12
BZ - 11
BZ - 10
BZ - 09
1825
BZ - 08
BZ - 07
BZ - 06
BZ - 05
BZ - 04
BZ - 03
1672
BZ - 02
BZ - 01
BONANZA
RESERVAS
PROBADO
PROBABLE
MINADO
RECURSOS
MEDIDOS
INDICADOS
INFERIDOS
11250 N
11300 N
11350 N
11200 N
11200 E
11250 E
11300 E
NIVEL 1672
NIVEL 1823
NIVEL 1916
SCALE
METERS


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada Silver Mine

FIGURE 19-3
BONANZA DIKE RESERVE and RESOURCE BLOCKS

Date of Issue
Dec/2007

Drawing Name
Fig.19-3.dwg


Nivel 0
Nivel 1930
Nivel 1850
Nivel 1790
FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A OCTUBRE 2007
DIQUE SN. PCO.
FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A OCTUBRE 2007
DIQUE SN. FOO.
RESERVAS
PROBADO
PROBABLE
RECURSOS
MEDIDOS
INDICADOS
INFERIDOS
NIVEL 1850
Nivel 1790
Nivel 1930
Nivel 1870
Nivel 2035
Nivel 0
SCALE
0
25
50
100
METERS
Nivel 2035
Nivel 1930
Nivel 1870
Nivel 0
Nivel 1790
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
Fig.19-4.dwg

FIGURE 19-4
SAN FRANCISCO RESERVE
and RESOURCE BLOCKS



FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A OCTUBRE 2007
**INTRUSIVO MILAGRO**

| MEDIDO | ANCHO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|
| IM - 01 | 2.00 | 136,112.3 | 102 | | |

| INDICADO | ANCHO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|
| IM - 02 | 2.00 | 330,965.9 | 102 | | |

| INFERIDO | ANCHO | T.M. | Ag | Pb | Zn |
|---|---|---|---|---|---|
| IM - 03 | 2.00 | 279,730.37 | 102 | | |

| TOTAL | 2.00 | 746,809 | 102 | | |
|---|---|---|---|---|---|

IM - 01
N - 715
ELEV. 1723.529
ELEV. 1721.1010


RECURSOS
MEDIDOS
INDICADOS
INFERIDOS
INTRUSIVO MILAGRO
IM - 03
IM - 02
IM - 01
11300-N
11250-N
11350-N
11050-E
11100-E
SCALE
METERS

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Encantada Silver Mine

FIGURE 19-5
INTRUSIVO MILAGROS RESERVE and RESOURCE BLOCK

Date of Issue
Dec/2007

Drawing Name
Fig.19-5.dwg

## 19.5 *Resource Estimation*

Resource calculations by FMS at La Encantada are based on projections of the mineralized zones in the underground mine workings; 10m to 15m beyond the areas of Reserves for the Measured Resources; and another 15m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource block boundaries along mineralized structures, and another 15m beyond the blocks' width. The estimated Resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and it may vary from about 50m up to 150m in length.

La Encantada mineral Resource estimates were applied only to adjacent blocks from the estimated Reserves. Resource estimates were made for blocks that include only oxidized mineralization, such as the Breccia Keylor, Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and San Francisco deposits. Sulfides mineralization is only estimated in the La Morena deposit. Sulfides are only considered as Resources because the processing facilities for the zinc circuit at the plant are not currently operating.

The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

Geologic potential still exists within the mine's area to investigate targets that may result in additional resource development for La Encantada. Exploration and full development of breccia zones, such as: Milagros, San Javier, Keylor, San Francisco and Azul y Oro may result in high-tonnage resource development. The Breccia Milagros appears to be a significant deposit. Other areas that appear to represent important targets for exploration are breccia La Escalera and the area west of the La Prieta deposit beyond the María Isabel fault. This area appears to be downthrown to the west of La Prieta deposit, which represents the largest known deposit within La Encantada area.

In addition to the Reserves, La Encantada has estimated resources in blocks within the following areas:

- Breccia Milagros
- Azul y Oro area
- Breccia Keylor
- Cuerpo 660 E and W
- Bonanza
- Cuerpo de Zinc, N-1535
- Intrusivo Milagros
- San Francisco
- Mine dumps
- Tailings Dam No. 1
- Tailings Dam No. 2, and
- Sulfides deposits at the Cuerpo 660 area.

Additional Inferred Resources have been projected in the Azul y Oro, Breccia San Javier, Bonanza, Intrusivo Milagros and San Francisco zones.

FMS has developed a drilling program to measure and sample the tailings dams; preliminary testwork has been performed in some representative samples which indicate potentially economic recovery of some of the silver values contained by the tailings. Processing would be by Cyanide Leaching.

La Encantada's estimate of Measured and Indicated Resource blocks as reviewed by PAH, is shown in Table 19-4. The Measured and Indicated silver Resources consist of 7.0 million tonnes averaging 173 grams (5.6 oz) per tonne silver, for a total content of 40.1 million ounces of silver equivalent. This resources grade has been estimated "in situ", and the silver equivalent content is net of lead credit, at 15 g/tonne Ag. The tailings dams No.1 and No.2 and dumps material have been included as Indicated Resources. This estimate is based on the following prices: Ag - $10.50/oz and Pb - $0.68 / lb.

Table 19-4 is the Measured and Indicated Resource Estimate for La Encantada. PAH notes that these Resources are in addition to the previously reported Reserves.

La Encantada has estimated additional silver Resources at a distance beyond the Proven and Probable Reserves. These additional Resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data, and are estimated at a lower degree of confidence than other Reserve or Resource categories. PAH considers these additional Resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on very widely-spaced drill holes, surface sampling or old surface workings. These Resources are presented by La Encantada as Inferred Resources.

The Inferred Resources need considerable grade and tonnage information before they can be "proved up" to "Mineable Reserves." To date, La Encantada has demonstrated a continuity along about 4.0 kilometers of strike length and down dip to about 700 meters; so it is reasonable to assume that in the future Resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred Resources for La Encantada are presented in the lower portion of Table 19-4.

**TABLE 19-4**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mineral Resources Prepared by FMS, Reviewd by PAH. As of October 31, 2007 (1)**

**Total Measured Resources (3)**

| DEPOSIT RESOURCES | CATEGORY | METRIC TONNES | WIDTH meters | GRADE Silver, g/tonne | Lead, % | Zinc, % (4) | METAL CONTAINED (2) Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Breccia Keylor | Measured | 10,810 | 3.40 | 539 | 5.14 | 1.38 | 187,327 | 192,541 |
| Azul y Oro | Measured | 86,655 | 3.84 | 437 | 0.30 | 0.50 | 1,217,492 | 1,259,282 |
| Cuerpo 660 W | Measured | 111,337 | 16.71 | 405 | 6.46 | 1.94 | 1,449,725 | 1,503,418 |
| Cuerpo 660 | Measured | 191,960 | Variable > 2.00 | 390 | 4.71 | 0.00 | 2,409,828 | 2,502,402 |
| San Francisco | Measured | 73,955 | 2.28 | 334 | 0.59 | 0.18 | 794,155 | 829,820 |
| Breccia Milagros | Measured | 405,178 | Variable > 2.00 | 289 | 0.00 | 0.00 | 3,764,738 | 3,960,139 |
| TOTAL | Measured | 879,895 | Over 2.00 | 347 | 1.99 | 0.33 | 9,823,264 | 10,247,603 |

(1) Cut Off Grade estimated as 250 g/tonne Ag only; and 258 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only, and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.66/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery
(4) Zinc is not recovered

**Total Indicated Resources (3)**

| DEPOSIT RESOURCES | CATEGORY | METRIC TONNES | WIDTH meters | GRADE Silver, g/tonne | Lead, % | Zinc, % (4) | METAL CONTAINED (2) Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Azul y Oro | Indicated | 79,870 | 3.84 | 437 | 0.30 | 0.50 | 1,122,164 | 1,160,682 |
| San Francisco | Indicated | 73,024 | 2.26 | 332 | 0.44 | 0.18 | 779,462 | 814,678 |
| Bonanza | Indicated | 27,906 | 2.69 | 204 | 1.05 | 1.05 | 183,029 | 196,487 |
| Bonanza | Indicated | 19,855 | 2.46 | 184 | 1.24 | 1.25 | 117,457 | 127,032 |
| Bonanza | Indicated | 18,724 | 2.56 | 183 | 0.93 | 0.92 | 110,164 | 119,194 |
| Bonanza | Indicated | 33,584 | 2.62 | 181 | 1.28 | 1.29 | 195,435 | 211,631 |
| Tailings Dam # 2 (5) | Indicated | 4,015,711 | 0.00 | 168 | 2.43 | 2.67 | 21,690,160 | 21,690,160 |
| Cuerpo 660 (Pilares) | Indicated | 105,445 | Variable > 2.00 | 135 | 1.25 | 7.73 | 457,668 | 508,520 |
| Intrusivo Milagros | Indicated | 136,112 | 2.00 | 102 | 0.00 | 0.00 | 446,362 | 512,004 |
| Intrusivo Milagros | Indicated | 330,966 | 2.00 | 102 | 0.00 | 0.00 | 1,085,362 | 1,244,974 |
| Cuerpo de Zinc N-1535 | Indicated | 151,900 | 1.72 | 93 | 1.21 | 8.85 | 454,184 | 527,439 |
| Talings Dam # 1(5) | Indicated | 900,374 | 0.00 | 72 | 0.00 | 0.00 | 2,084,234 | 2,084,234 |
| La Morena Sulfides (6) | Indicated | 263,610 | Variable > 2.00 | 65 | 0.76 | 4.14 | 550,892 | 678,021 |
| TOTAL | Indicated | 6,157,081 | Over 2.00 | 148 | 1.70 | 2.30 | 29,276,571 | 29,875,056 |

(1) Cut Off Grade estimated as 258 g/tonne Ag only, and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only, and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.66/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery
(4) Zinc is not recovered
(5) Tailings are considered as indicated resources. Bulk sampling testwork in progress.
(6) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

**Total Resources Measured plus Indicated (3)**

| DEPOSIT RESOURCES | CATEGORY | METRIC TONNES | WIDTH meters | GRADE Silver, g/tonne | Lead, % | Zinc, % (4) | METAL CONTAINED (2) Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| TOTAL | Measured | 879,895 | Over 2.00 | 347 | 1.99 | 0.33 | 9,823,264 | 10,247,603 |
| TOTAL | Indicated | 6,157,081 | Over 2.00 | 148 | 1.70 | 2.30 | 29,276,571 | 29,875,056 |
| Total Resources Measured + Indicated | | 7,036,976 | Over 2.00 | 173 | 1.73 | 2.05 | 39,099,835 | 40,122,659 |

(1) Cut Off Grade estimated as 258 g/tonne Ag only, and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only, and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.66/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery
(4) Zinc is not recuperated
(5) Tailings are considered as indicated resources. Bulk sampling testwork in progress.
(6) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

**Total Inferred Resources (3)**

| DEPOSIT RESOURCES | CATEGORY | METRIC TONNES | WIDTH meters | GRADE Silver, g/tonne | Lead, % | Zinc, % (4) | METAL CONTAINED (2) Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| Azul y Oro | Inferred | 464,000 | Variable > 2.00 | 413 | 0.48 | 0.37 | 6,161,111 | 6,384,880 |
| San Francisco | Inferred | 186,000 | 2.40 | 304 | 0.64 | 0.14 | 1,817,932 | 1,907,632 |
| Bonanza | Inferred | 22,000 | 2.77 | 220 | 1.12 | 1.12 | 155,610 | 166,219 |
| Breccia San Javier | Inferred | 1,015,000 | Variable > 2.00 | 105 | 0.57 | 0.78 | 3,426,465 | 3,915,961 |
| Intrusivo Milagros | Inferred | 280,000 | 2.00 | 102 | 0.00 | 0.00 | 918,225 | 1,053,258 |
| TOTAL (5) | Inferred | 1,967,000 | Variable > 2.00 | 200 | 0.50 | 0.50 | 12,479,000 | 13,428,000 |

(1) Cut Off Grade estimated as 258 g/tonne Ag only, and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only, and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.66/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery
(4) Zinc is not recovered
(5) Rounded figures.

## 19.6 *Conclusion*

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by La Encantada Silver Mine were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

## 20.0 OTHER RELEVANT DATA AND INFORMATION

La Encantada mine has been in operation for over 25 years. Reported silver production for that period by Peñoles is about 80 million ounces of silver, in addition to significant lead content and minor gold. This production was extracted from about 6 Million tonnes of ore.

Historical mineral concentrations at La Encantada consist of mineralized breccia pipes (chimneys) and metasomatic zones, which typically contain up to 2.0 million tonnes; breccia zones that range up to 1.0 million tonnes; vein deposits that may contain up to 0.5 million tonnes, and mantos or bedded deposits that may hold up to 50,000 tonnes of usually high grade concentrations.

Major underground workings were developed by Peñoles at La Encantada, to connect the various parts of the mine, as well as to explore and mine mineralized zones within the Aurora limestone / dolomite formation. These workings extend along a 4km-long mineralized structural zone, with access to mine levels at elevations of 1,535m to about 2,300m. These connections are accessible by shafts and ramps.

Through the underground development, numerous exploration targets have been projected, identified or discovered.

At the closure of La Encantada mine by Peñoles in June 2002, several exploration targets remained to be investigated. Some of these areas require significant development as well as drilling from underground locations, such as Breccia Milagros, Breccia San Javier, Bonanza zone, Mantos San Francisco, etc. Other longer-term exploration targets may result in discoveries which may be as significant as those previously mined such as La Prieta and La Escondida, these areas are La Escalera, Ojuela and Cuerpo 660.

Other important areas for future development by FMS are represented by primary sulfide mineralization located at depth, in proximity to the granodiorite intrusive stocks, such as Cuerpo La Morena, Cuerpos 660 E and W, and Ojuela, which may enhance and extend La Encantada mine life.

La Encantada exploration investigations have resulted in validation and a significant increment of previous Reserve and Resource estimates. Proven and Probable Reserve estimates as of October 31, 2007 are about 70 percent higher than the Reserves estimated for May 31, 2007, while Measured and Indicated Resources were augmented nearly 500 percent, including tailings from previous Peñoles operations, which have been tested for processing by cyanidation. Inferred Resources are also increased by about 30 percent. Numerous additional exploration targets have been identified by La Encantada staff.

In PAH's opinion, La Encantada has developed a highly successful exploration program based on underground development and drilling which has resulted in increasing Resources and Reserves and identifying other exploration targets; therefore La Encantada investments in exploration and development have been well justified.

## 21.0 INTERPRETATION AND CONCLUSIONS

Recorded production in about 25 years by Minera La Encantada, S.A. de C.V. is approximately 6.0 million tonnes of ore at an average grade of Ag-418 g/t (13.44 oz/t) and Pb-9.83 percent (over 80 million ounces of silver and about 1.3 billion lbs of lead) until June 2002 when Peñoles shut the operation down. Mining and processing by FMS through its wholly-owned subsidiaries, Desmín and Minera La Encantada, is approximately 175,000 tonnes of ore to October 31, 2007.

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. The most important mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulphates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada. Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides.

La Encantada mineral assemblage occurs within a range of about 435m in vertical extension (2035m to 1600m asl). Below the 1600m elevation, at the La Morena deposit in the SW portion of La Encantada area, primary sulfide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite. FMS has identified other regional areas of geologic interest. These areas appear to represent potential exploration targets that may extend the mineralized system.

FMS initiated preliminary drilling, during the period of June through October, 2007 while expecting new drill rigs to carry out a more comprehensive drilling program to investigate several targets. Exploration investigations during this period by La Encantada staff have resulted in about 6.2 million tonnes of additional Reserve and Resource blocks within the mining areas. These include dumps materials and tailings being investigated by FMS as Resources.

The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada Mine has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven with cross-sectional area of about 3- X 3- meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5- X 5.0- meters in cross-section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh has been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging.

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1710 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD's), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

- Argentite ($Ag_2S$)
- Acanthite ($Ag_2S$)
- Cerrussite ($PbCO_3$)

The ore is relatively soft and friable, which is easily crushed and milled. The ore processing method consists of crushing and grinding followed by two sequential flotation steps. The first consists of sulfide mineral flotation and the second is oxide mineral flotation.

Installed capacity at La Encantada is 800 tpd; however, it is currently operated at about 700 tpd.

Recoveries are modest, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock. As a result of the modest recoveries, some of La Encantada tailings may be amenable to re-processing by different metallurgical methods such as cyanidation.

Peñoles estimated proven and probable reserves as of December 2002 amounted to 484,857 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. No cutoff grade was reported. The estimated reserves were included in the deposits of: Bonanza, El Milagro, Estructuras Irregulares Bonanza, Estructuras Irregulares San Javier, Breccia San Javier, Ojuelas, San Francisco, and Azul y Oro deposits.

FMS has initiated exploration programs based on drifting, channel sampling, drilling, geophysical investigations and some geochemical studies. Peñoles reported (2002) reserve or resource blocks are a primary target for confirmation, validation and further exploration by FMS, as well as other promising areas of reserves.

PAH has reviewed La Encantada Reserve update of October 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable Reserves for the following deposits:

- Breccia Milagros
- Azul y Oro
- Breccia Keylor
- Cuerpo 660
- Mantos 314
- Breccia Chicotón
- Cedritos
- Cola Gallo
- Ojuelas
- San Javier
- La Morena, and
- San Francisco

The total "in-situ" diluted Reserve as of October 31, 2007, at a minimum mining width of 2.00m, as reviewed by PAH, is 1.2 million tonnes averaging 312 grams (10.03 oz) per tonne silver and 1.77 percent (39 lb/tonne) lead, for a total of 12.6 million contained ounces of silver net of lead credit.

In addition to Reserves, the La Encantada holds Measured and Indicated mineral Resources that include estimates for the following areas: Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and Breccia Keylor deposits. Sulfide mineralization is only estimated in the La Morena deposit. Sulfides are only considered as Resources because the processing facilities for the zinc circuit at the plant are currently out of order. Old tailings deposits from previous operations have been drilled, measured and sampled, and further investigation and testing to confirm metallurgical recoveries is now underway. The tailings appear to be amenable for reprocessing by cyanidation; therefore they have been included as Indicated Resources. Dump materials have been screened, concentrated, and processed in the flotation plant to fill operating capacity, and have been included as resources after screening. Estimated Resources for La Encantada Silver Mine total 7.0 million tonnes at an average grade of 173 g/tonne (5.6 oz/tonne) Ag and 1.73 percent (38.1 lb/tonne) Pb. Measured and Indicated Resources to October 31, 2007 are estimated to contain about 40.1 million ounces of silver equivalent net of lead credit.

In addition to Measured and Indicated Resources, La Encantada has estimated about 2.0 million tonnes of Inferred Resources at an average grade of 200 g/tonne (6.33 oz/tonne) Ag and 0.50 percent (10.8 lb/tonne) Pb, for a total silver equivalent of 13.4 million ounces.

To date, La Encantada has demonstrated a continuity along approximately 4.0 kilometers of strike length and down dip for about 700 meters; so it is reasonable to assume that in the future Resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps.

All Reserve and Resource blocks at La Encantada are exclusive of each category.

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves and Resources. PAH believes that La Encantada Silver Mine classification of Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

An economic analysis of FMS's La Encantada Silver Mine indicates that the mine's Reserve / Resources may be extracted at a profit, and PAH did not identify any significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

## 22.0 RECOMMENDATIONS

La Encantada Silver Mine has been in operation since the 1950s, with intense extraction and processing operations from the early 1970's. Its production, by Peñoles records, amounts to over 80 million ounces of silver and over 1.3 billion pounds of lead. La Encantada is by no means exhausted; its geologic potential remains to be fully explored. Several zones within the mine area have been identified that may contain significant mineralization, such as Breccia La Escalera, Breccia Milagros, Breccia San Javier and others that enable the operators to increase La Encantada's production. Aside from the oxidized mineralization, there are sulfides deposits identified within the skarn areas at Cuerpo 660, La Morena and deeper areas under the La Prieta and La Escondida chimneys. These areas require intense exploration study by direct methods, such as diamond drilling and drifting.

FMS has initiated an aggressive program of exploration based on drifting and diamond drilling. Preliminary results of this program have resulted in a significant increment of Resources and Reserves for the La Encantada Silver Mine for the period between June and October, 2007. For instance, the Breccia Milagros and the San Francisco areas have produced high grade ores through exploration development and appear to be developing into significant ore deposits.

PAH agrees with the continued implementation of the exploration program and recommends additional support for exploration activities at La Encantada. Positive results would develop Resources into Reserves and extend the mine's life.

Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Potential high volume areas should have priority in the exploration program, since these large volume deposits could potentially help to lower mine operating costs.

FMS has suggested an exploration budget of US$2.40 Million for 2008 at La Encantada. If successful, this program may result in a significant increment of Resources and additional Reserves. The program includes approximately 8,200 meters of drilling from surface sites and 5,000 meters from underground locations. Underground exploration development in drifting, access ramps, crosscutting and drill sites preparation amounts to about 2,400 meters for the year. The budget for this program also includes about 50 km of geophysical surveying lines by Induced Polarization methods, and geochemical sampling of about 400 samples. PAH believes that this exploration program, budget and exploration targets are reasonable for investigating the La Encantada geologic potential.

Table 22-1 shows the La Encantada exploration budget for 2008

PAH recommends that La Encantada follow budgeted plans to replace the concentrate filter in the flotation plant with a better-quality machine and that the plant be gradually upgraded over the next three years installing good used equipment where possible. The estimated cost for this is $575,000.

**TABLE 22-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Exploration Program 2008**

| Exploration Activities | Objetive | Area | Project | Estimated cost US$ |
|---|---|---|---|---|
| **Geophysical Survey, IP** | Define drilling targets | El Plomo anomaly | 8 km | |
| | | Anomaly "A" | 16.8 km | |
| | | Anomaly "B" | 6 Km | |
| | | Anomaly "C" | 4 Km | |
| | | Anomaly "D" | 6 Km | |
| | | La Escalera Anomaly | 5.6 Km | 150,000 |
| **Geochemical Survey** | Define drilling targets | La Prieta Sur/Ma Isabel Alto/Anomaly "D" | 400 samples | 20,000 |
| **Surface Diamond Drilling** | Resource development | La Escalera, Anomalies "A"&"B" | 4,000 m | 360,000 |
| | | La Prieta Sur | 1,000 m | 120,000 |
| | | Mantos Guadalupe | 1,000 m | 120,000 |
| | | Ma Isabel Alto | 1,000 m | 120,000 |
| | | El Camello | 600 m | 72,000 |
| | | El Bote | 600 m | 72,000 |
| **Underground Diamond Drilling** | Deep resource develop. | Bonanza Dike & Cedrito | 1,650 m | 165,000 |
| | | Azul y Oro | 1,250 m | 30,000 |
| | | La Escalera Breccia (Level 790) | 1,300 m | 130,000 |
| | | Anomaly "B" | 800 m | 80,000 |
| **Underground development:** | Resources development | San Francisco Dike | 240 m | 96,000 |
| **ramps, drifts, crosscuts,** | | Bonanza Dike & Cedrito | 160 m | 64,000 |
| **drill sites** | Drill site preparation | Cedrito | 250 m | 100,000 |
| | | SW Azula y Oro | 200 m | 80,000 |
| | | Others structures: Levels 1940 to 1600 | 1490 m | 596,000 |
| **Total Investment** | | | | **2,375,000** |

Much of the mines mobile equipment at La Encantada is very old and requires replacement. FMS has a plan in place to replace some of the older mine equipment in the near future. For 2007, the capital budget includes funding for one scoop tram, trucks, compressor and safety equipment. PAH believes that this is a reasonable program and agrees with FMS programmed investment of $575,000 for 2007. FMS has scheduled additional investments in mine equipment for the next two years for a total of $2.8 million.

In PAH opinion La Encantada programmed capital expenditures for the year 2008, for a total of $2.375 M are scheduled to improve the operation and through a successful exploration program, increase the mine's Reserves and Resources and therefore the mine life.

Details of projected cash flow are presented in Table 25-12.

## 23.0 REFERENCES


- Resource and Reserve Estimates by First Majestic Silver Corp. for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH. October 31, 2007.

- Exploration data including drilling, core sampling, underground development, mapping, channel sampling, and operating results carried out and provided to PAH by La Encantada Staff. November, 2007.

- Monthly Operating Reports of La Encantada Silver Mine, including exploration, mine, processing plant all supporting operating aspects of the mine operation for the months of January through October, 2007. Prepared by La Encantada General Manager and Staff.

- Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, is referred to as "Technical Report Amended" herein.

- Pruebas Metalúrgicas para Determinar la Disolución de Plata y Oro por Cianuaración, de dos Muestras de Mineral. Preparada para Minera La Encantada, S.A. de C.V., por SGS de México, S.A. de C.V. Durango, Durango, 12 de Julio de 2007.

- Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada Mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

  - Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

  - Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

  - Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

  - Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

- Legal Opinions – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinions by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 11 and November 22, 2007.

- Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the DEPARTMENT OF MINING AND GEOLOGICAL ENGINEERING, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

- Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

- Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

- Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

- Information provided by FMS as owner and operator of La Encantada mine.

- PAH observations on site visits during the periods of May 19 – 23 and November 11 – 18, 2007.

## 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel.lopez@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico dated January 3, 2008 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the La Encantada Deposit North, as Division Manager of Exploration for Peñoles until 1985. As part of this study, I visited the project site from May 15 – 23 and November 11 - 18, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in May and November 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 3rd day of January 2008

*"Leonel López, C.P.G."*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907

As an author of the report entitled "Technical Report for the La Encantada Silver Mine, Coahuila, Mexico" dated , January 3, 2008 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 43 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of the paragraph summarizing ore processing in Section 3.0, Executive Summary; Section 18 Metallurgical Testing and Mineral Processing; those paragraphs

covering ore processing in Section 21, Interpretations and Conclusions; Section 25.4, Mineral Processing Plant; and Section 25.7, Product Marketing.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 3rd day of January 2008.

*"Richard Addison"*

---

Richard Addison, P.E., C. Eng., Eur. Ing.

## 25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

### 25.1 *Introduction*

During the 35 years Peñoles operated the property, about 6.0 million tonnes of mainly oxidized silver-lead ores, which averaged about 418 grams Ag and 9.9 percent Pb per tonne, were mined and processed. In 2003, Peñoles leased the mine to a small company, Desmín, S.A. de C.V., who operated it from 2003 until November 2006, when Desmín was acquired by First Majestic Silver Corp. (FMS) giving FMS control over the mine. FMS then acquired Minera La Encantada S.A. de C.V. (a wholly owned subsidiary of Peñoles) in March 2007 giving FMS ownership of the mine. There was no hiatus in the mine production program through the acquisition period and Desmín continued the operations until First Majestic took over in late 2006. First Majestic continued with Desmín's development and production programs after the acquisition. FMS made several changes in early 2007, and current production is about 15,700 tonnes per month of oxidized silver-lead ores. Mill feed is not only derived from the underground mine, but also from old dump material left by both Peñoles and Desmín; the split for the first ten months of FMS operations in 2007 is about 9,000 tonnes per month from the mine and 6,700 tonnes per month from dump material. Ore is campaign milled at the site in the differential flotation plant, originally constructed by Peñoles in the 1970s. The mine produces a silver-lead concentrate, and paid metal production is currently about 102,500 ounces of silver and about 100,000 pounds of lead per month.

### 25.2 *Mine Design and Production*

La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometers long, 700 meters wide and 500 meters in height. The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 meters from the surface (2,035 meters asl) to about the 1525 level (1,525 meters asl), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the shafts, which are situated at the southwest boundary of the developed mine area.

The San Francisco and Maria Isabel shafts were sunk by the Peñoles-Lacana joint venture, mainly for the development and extraction of the Escondida and La Prieta chimneys and these shafts continue to be used by the current operators. The collar elevations of both shafts, which are situated only about 100 meters apart, is 1,800 meters asl for the Maria Isabel, and 1805 meters asl for the San Francisco, and the depths of both are about 300 meters. Both the San Francisco and Maria Isabel Shafts provide access to the deeper levels of La Prieta and Escondida areas of the mine.

The southern-most Maria Isabel Shaft is L-shaped with a manway cut-out and it is equipped with two in-balance 3.7-t capacity skips, and a man cage. The man cage capacity is about 15 people. The

furnishings in the shaft are all constructed of steel, including dividers. The guides for the ore skips are cables, and the guides for the man cage are steel H-beams. The main air lines and electric power cables into the mine are installed in the manway compartment of the Maria Isabel Shaft. The Maria Isabel ore hoist is a 500-hp Canadian Ingersoll-Rand 2-drum hoist, and the man-hoist is a Vulcan 125-hp 1-drum hoist.

The rectangular San Francisco Shaft is set up for ore hoisting only, with only a small emergency manway located in a corner of the shaft. The Shaft is fitted with two in-balance 4.8-t capacity skips, but has no man cage. The main pumping station for the mine is located on the San Francisco Shaft, and the mine pump lines are located in the shaft near the emergency manway. The San Francisco ore hoist is a 2-drum 400-hp Canadian Ingersoll-Rand unit.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven at a cross-section of about 3 X 3 meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5 X 5.0 meters in section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh have been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging. FMS develops most of its short raises (<60 meters) by conventional methods, and most raises are driven at a cross-section area of about 1.5 X 1.5 meters. Historically long ore and waste pass raises, ventilation raises, etc. have been developed by raise boring contractors, and FMS will continue this policy as the need arises.

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1635 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Peñoles established the 1790 main rail haulage level (from the Maria Isabel Shaft to the stoping and exploration areas) northeast of the shaft. In addition a rail level was also developed at the 1635 level. Both the rail levels are still in use.

Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD's), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

Before FMS acquired La Encantada from the previous operator, Desmín, little exploration and development work had been done in the mine. Since taking over the operation in November 2006, FMS has undertaken an intensive exploration and development effort. At this time, an average of about 500 meters of drifts, raises and inclines and declines are driven each month; the exploration work amounts to about 400 meters per month, while the development work averages about 103 meters per month (Table 25-1). The maximum inclination on ramps is about 15 percent. As stated above, some mine workings are being slashed out to accommodate highway-type dump trucks, but the advance for these is not included in the development totals.

The monthly development totals for 2007 are shown in Table 25-1.

**TABLE 25-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**2007 Exploration and Mine Preparation Advances (Lineal M**

| Month | Exploration | Mine Preparation | Total Advance |
|---|---|---|---|
| January | 261.8 | 160.6 | 422.4 |
| February | 385.9 | 113.4 | 499.3 |
| March | 432.8 | 97.6 | 530.4 |
| April | 366.2 | 80.2 | 446.4 |
| May | 487.5 | 169.3 | 656.8 |
| June | 344.0 | 88.3 | 432.3 |
| July | 437.1 | 79.4 | 516.5 |
| August | 412.3 | 41.3 | 453.6 |
| September | 405.5 | 92.1 | 497.6 |
| October | 462.7 | 107.0 | 569.7 |
| November | | | |
| December | | | |
| **Totals** | **3,995.8** | **1029.2** | **5,025.0** |

The principal mining method employed at La Encantada is overhand cut-and-fill (Figure 25-1), utilizing development waste for fill. Ramps are driven into the orebodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0- to 2.0 $yd^3$ Load-Haul-Dump (LHD's) machines, which also tram the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units. Stope production is about 8,500 tonnes per month, and there are currently about 10 stopes in production. The monthly mine production for 2007 is shown in Table 25-2.

**TABLE 25-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mine Production for 2007 (wet mtric tonnes)**

| Month | Ore from Stopes | Ore from Development | *Total Ore Mined | Average Hd Grade |
|---|---|---|---|---|
| January | 7,157 | 804 | 7,961 | 493 |
| February | 6,321 | 1,892 | 8,213 | 500 |
| March | 9,249 | 1,864 | 11,113 | 318 |
| April | 9,142 | 1,247 | 10,389 | 436 |
| May | 6,938 | 2,431 | 9,369 | 474 |
| June | 7,595 | 1,932 | 9,527 | 504 |
| July | 8,142 | 2,891 | 11,033 | 428 |
| August | 12,404 | 960 | 13,364 | 296 |
| September | 10,646 | 2,401 | 13,047 | 377 |
| October | 7,612 | 4,660 | 12,272 | 477 |
| November | | | | |
| December | | | | |
| **Totals** | **85,206** | **21,082** | **106,288** | **421** |

*Totals will not coincide with totals for process due to moisture content of mine ore, which is normally < 6 percent.

Most of La Encantada's mine development and stoping work is done by outside contractors, using company equipment. Mobile equipment operation is done with company crews, and maintenance and other mine services are also done with company personnel. If the company does not have sufficient personnel to operate the mobile mucking and haulage equipment, the contractors will operate the equipment for extra fees. Ore haulage to the mine patios is done with contractor dump trucks, and ore transfers from the patios to the mill crusher bins are also done with outside contractors using their own trucks.

The operators plan to eventually reinitiate extraction of La Prieta and La Escondida abandoned chimneys, which were first mined by caving methods by Peñoles in the early years of the mine operation. The workings for the extraction of both chimneys caved in and were lost, with much waste rock material dumped into the glory-holes, at the surface. The purpose of the waste rock was to stabilize the areas proximal to the chimneys. Some ground movements have occurred in the form of concentric cracks around the ore boundaries of the chimneys, and since the chimneys are situated very near to both the main production shafts, ground movements could affect the stability of these installations. In fact some cracks in the walls of hoistroom of the San Francisco shaft have been noted, apparently as a result of caving of the chimneys. Extraction of remnants left in these chimneys is technically possible, but should be delayed until the two shafts are no longer required for production or service.


LONGITUDINAL SECTION
PLAN
PROJECTION OF KEYLOR ORE BODY
PROJECTION OF 123 ORE BODY
PROJECTION OF CEDRITO ORE BODY
1870 L
1840 L
CROWN PILLAR
BACK FILL
STOPE SILL
ACCESS RAMP
PERIMETER RAMP
ORE
SILL
DEVELOPMENT AND MINING OF LA ENCANTADA CUT AND FILL STOPES
In general, the system for preparing and mining La Encantada Mine orebodies, due to their geologic variation, is as follows:
1. A perimeter ramp is driven between the ore zones from level to level. Ramps can be driven in ore or in the waste of the stope walls, and access into the stope is through secondary access ramps or crosscuts. The vertical distance between these secondary accesses is 4 to 7 meters.
2. A sill is driven in ore at the base of the ore zone, or at a selected elevation above the main level at the base of the stope, and the ore is slashed out the full width of the orebody(s). Upon completion of the sill, a 4- to 7-meter high cut is taken out of the back of the sill with overhand methods, chiefly breasting. The ore is removed from the initial stope cut by diesel LHD units, and the stope is backfilled with development waste rock.
3. Stopes are planned so that mining, mucking and backfilling can proceed simultaneously if there are enough access crosscuts into the stope to permit this.
11100 N
11150 N
10950 E
11000 E
KEYLOR ORE BODY
123 ORE BODY
CEDRITO ORE BODY
XC 161 Nb
SCALE
0
5
10
15
20
25
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
Fig.25-1.dwg

FIGURE 25-1
GENERALIZED PLAN and SECTION of TYPICAL PREPARATION and MINING of CUT and FILL STOPES

A separate mine dump recovery effort is also being conducted at the mine site. This operation consists of the excavation and screening of old dump material from the previous operations, and transporting the screened product to the mill ore bins as supplemental mill feed material. The dump recovery operation is done by a combination of company operators and contractors. The company has acquired a new screening plant in a rental/purchase arrangement for increasing the production from the operation. Currently about 6,700 tonnes per month at average grades of over 100 gpt Ag are being shipped to the mill. The operators estimate that there are over 160,000 tonnes of dump material, which averages about 94 gpt Ag and negligible lead available for recovery. This material will only be viable if screened, in which case only about 22 percent, or about 35,000 tonnes, would be shipped to the mill with the remainder left as coarse rejects. The average silver grade in the screened dump material would contain about 42 percent of the total silver and the grade should improve to about 181 gpt Ag.

The mine currently operates on three shifts per day, 7 days per week. Both contractor crews and company personnel work the same shift schedule. Most company and contractor personnel live in the town of Musquiz, Coahuila, which is situated about 210 km on paved highways to the northwest of the Encantada Mine. The company is currently transporting all personnel to and from Múzquiz to the mine site in a company bus. Peñoles constructed and maintained about 180 houses, as well as a primary school, stores and recreational facilities in the proximity of the mine site, and FMS management is considering refurbishing the facilities, and accommodating the workforce in company controlled living quarters.

The current mine workforce (as of October 31, 2007) totals 243 people including contractors and a breakdown is as shown in Table 25-3.

The budget for 2007 is for production of 129,000 tonnes from the mine and 60,000 tonnes from the old mine dumps (Table 25-4). The milled tonnes are budgeted somewhat lower than the mine production tonnes, or 108,500 tonnes milled from the mine and 59,800 tonnes from the dump recovery, or a total of 168,300 tonnes milled. The average grades to the mill are budgeted at 359 gpt Ag; 500 gpt Ag for the mine and 170 gpt Ag for the dumps. Desmín did not do any reconciliations, comparing mine production results with tonnes and grades milled in La Encantada plant. FMS will do this in the future, but currently has not done any comparisons, because of the sparse data from their short operations period. FMS recently reinforced its mine engineering department and the reconciliation effort will be one of the tasks that will be under taken by the engineers.

**TABLE 25-3**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**La Encantada Mine Manpower, Including Contractors (October 31, 2007)**

| | Company | | Mine Contractors | TOTALS |
|---|---|---|---|---|
| **Department & Category** | **Hourly** | **Staff** | | |
| | | | | |
| **SITE ADMINISTRATION** | | | | |
| Manager & General Office | | 11 | | 11 |
| Safety & Environment | 2 | 3 | | 5 |
| **Sub-Total** | **2** | **14** | | **16** |
| | | | | |
| **MINE** | | | | |
| Miners, helpers, etc. | | | 76 | 76 |
| Equipment operators, etc. | 27 | | | 27 |
| Supervision, admin. | | 5 | 5 | 10 |
| **Sub-Totals** | **27** | **5** | **81** | **113** |
| | | | | |
| **MINE TECHNICAL SUPPORT** | | | | |
| Engineering & Planning | 6 | 4 | | 10 |
| Geology | 3 | 7 | | 10 |
| **Sub-Total** | **9** | **11** | | **20** |
| | | | | |
| **MINE DUMP RECOVERY** | | | | |
| Dump recovery | | | 18 | 18 |
| Supv. & Admin. | | | 2 | 2 |
| **Sub-Total** | | | **20** | **20** |
| | | | | |
| **MILL & PROCESS PLANT** | | | | |
| Mill & Plant | 31 | 5 | | 36 |
| Assay Laboratory | 5 | 2 | | 7 |
| | | | | |
| **Sub-Total** | **36** | **7** | | **43** |
| | | | | |
| **MAINTENANCE** | | | | |
| Mine & plant maintenance | 26 | | | 26 |
| Supv. & Administration | | 5 | | 5 |
| **Sub-Total** | **26** | **5** | | **31** |
| | | | | |
| **TOTALS** | **100** | **42** | **101** | **243** |

TABLE 25-4
First Majestic Silver Corp.
Minera La Enacantada, S.A. de C.V.
La Encantada Silver Mine
2007 Production Budget for La Encantada

| Month | Ore Mined | Milled from Mine | Avg Grade Mine Ore | Milled from Dumps | Average Grade Dump Ore | TOTAL MILLED | AVERAGE GRADE COMBINED ORE |
|---|---|---|---|---|---|---|---|
| | (tonnes) | (tonnes) | (gpt Ag) | (tonnes) | (gpt Ag) | (tonnes) | (gpt Ag) |
| January | 9,500 | 8,000 | 500 | 2,300 | 170 | 10,300 | 426 |
| February | 9,500 | 8,000 | 500 | 2,300 | 170 | 10,300 | 426 |
| March | 9,500 | 8,000 | 500 | 3,220 | 170 | 11,220 | 405 |
| April | 9,500 | 8,000 | 500 | 4,140 | 170 | 12,140 | 387 |
| May | 9,500 | 8,000 | 500 | 5,980 | 170 | 13,980 | 359 |
| June | 9,500 | 8,000 | 500 | 5,980 | 170 | 13,980 | 359 |
| July | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| August | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| September | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| October | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| November | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| December | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| | | | | | | | |
| TOTALS | 129,000 | 108,480 | 500 | 59,800 | 170 | 168,280 | 383 |

## 25.3 *Mine Equipment*

Most of the mine equipment used at La Encantada was inherited from the previous operator; Desmín and Desmín acquired most it from Peñoles. The mobile equipment fleet includes several sizes, ranging from 1.0-yd$^3$ to 3.5-yd$^3$ capacity, of primarily Wagner diesel-powered LHD's. A summary of La Encantada Mine Equipment is shown in Table 25-5.

As can be appreciated from Table 25-5, much of the mine mobile equipment fleet is very old, and requires replacement. FMS management has a plan in place to replace much of the older mine equipment in the future. For 2007, the capital budget includes funding for a scoop tram, trucks, compressor and safety equipment.

## 25.4 *Mineral Processing Plant*

Principal parameters of the ore processing plant, including concentrate freight, smelting and refining values, are presented in Table 25-6 and a listing of the principal equipment is shown in Table 25-7. A flow diagram of the plant is provided in Figure 25-2. The plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation.

Ore is from two sources: from the underground mine and from old mine dumps with the mine contributing about 60 percent of the feed while the processing of dump material accounts for the rest. The dump rock is screened ahead of the plant which results in upgrading the rock to about twice the grade of unscreened material. Mine and dump ore are not mixed; they are campaign processed through the plant.

The plant is a small, simple flotation plant in a single-line arrangement. Crushing is accomplished using two stages of crushing closed on the second stage, and the ore is milled in a single ball mill closed with a cyclone. The mill is rubber lined and is charged with 2-1/2-inch diameter grinding balls. Sulfide minerals and oxide minerals are floated sequentially and neither circuit incorporates cleaning; rougher concentrates are the final concentrate. However, both the sulfide and oxide systems have rougher-scavengers with the rougher-scavenger concentrates recycled to the head of the roughers.

Concentrates from both the sulfide and oxide circuits are combined in a concentrate thickener. Thickened concentrates are filtered on a filter press and the filtered concentrate is stockpiled and trucked to the Peñoles smelter at Torreon.

Tailings are thickened and then pumped to a nearby tailings containment. Tailings thickener overflow and the decant water from the tailings containment are pumped to a recycle-water tank and reused in the process.

**TABLE 25-5**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Major Mine Equipment for Encantada Mine**

| MOBILE EQUIPMENT | | | | |
|---|---|---|---|---|
| **No.of Units** | **Description of Unit** | **Make & Model** | **Size** | **Date(s) Acquired** |
| 2 | SCOOPTRAM | WAGNER ST-1A | 1 $yd^3$ | 1995 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | Unknown |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1989 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1995 & 1996 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1998 |
| 1 | MICROSCOOP | TAMBROCK 100D | 0.5$yd^3$ | 2002 |
| 2 | DIESEL LOCOMOTIVES | PLYMOUTH-HDM-24 | 8.0 tonnes | 1997 |
| 1 | FRONT-END LOADER | CATERPILLAR 938-G | 3.0 $yd^3$ | 2005 |
| 1 | CARGADOR | MICHIGAN M-75 | 3.0$yd^3$ | Unknown |
| 1 | MINE TRUCK-TELETRAM | TAMROCK EJC-416 | 10.0 tonnes | 2000 |
| 1 | JUMBO | TAMROCK | ? | Unknown |
| 1 | CARGADOR | CATERPILLAR 928-G | 2.5$yd^3$ | 1997 |
| 1 | MINE TRACTOR | FORD NEW HOLLAND 5610 | NA | 1995 |
| 1 | MINE TRACTOR | FORD NEW HOLLAND 6600 | NA | Unknown |
| 1 | U/G ROAD GRADER | HUBER F-1700 | ? | 1979 |
| 15 | RAIL MINE CARS | GRANBY-TYPE | 2.8 $M^3$ EACH | Unknown |
| | | | | |
| **MINE HOISTS** | | | | |
| 1 | TWO-DRUM ORE HOIST | CANADIAN INGERSOLL-RAND | 72- X 54-in DRUMS | Unknown |
| | MARIA ISABEL SHAFT | MOTOR - 500 hp, 2200 v, 705 rpm | 450 METERS, 11/8-in CABLES | |
| | | | | |
| 1 | ONE-DRUM MAN HOIST | VULCAN IRONWORKS | DRUM SIZE - N.A. | Unknown |
| | MARIA ISABEL SHAFT | MOTOR - 125 hp, 440v, 705 rpm | 450 METERS, 11/4-in. CABLE | |
| | | | | |
| 1 | TWO-DRUM ORE HOIST | CANADIAN INGERSOLL-RAND | 72-X54-in DRUMS | Unknown |
| | SAN FRANCISCO SHAFT | MOTOR - 400 HP, 2300v, 505 rpm | 450 METERS, 11/8-in CABLES | |
| | | | | |
| **MINE STATIONARY AIR COMPRESSORS** | | | | |
| 1 | AIR COMPRESSOR | INGERSOLL-RAND | 2,400 cfm | Unknown |
| | | 440 hp, RECIPROCATING, XLE | | |
| | | | | |
| 1 | AIR COMPRESSOR | SULLAIR | 1,600 cfm | Unknown |
| | | 350 hp, SCREW, 25-300L | | |
| | | | | |
| **PNEUMATIC DRILLING EQUIPMENT** | | | | |
| 10 | STOPER ROCK DRILLS | MID-WESTERN MACHINERY | N.A. | Unknown |
| 2 | JACKLEG ROCK DRILLS | GARDNER-DENVER, 58F | N.A. | Unknown |
| 16 | JACKLEG ROCK DRILLS | REFACCIONES PNEUMATICAS | N.A. | Unknown |
| | | DE SAN LUIS POTOSI, S.A. | | |
| | | | | |
| **DIAMOND DRILLING EQUIPMENT** | | | | |
| 1 | DIAMOND-DRILL RIG | ATLAS-COPCO, DIAMEC MODEL | N.A. | Unknown |
| | | 250, WIRELINE RIG | | |
| | | | | |
| **OTHER MINE EQUIPMENT** | | | | |
| 1 | MINE VENTILATION FAN | SPENDRUP | 350 hp, 3,500 $m^3$ per min. | Unknown |
| 2 | MINE DEWATERING | GARDNER-DENVER DUPLEX | 30 hp electric motor | Unknown |
| 2 | MINE DEWATERING | SULZER | 300hp, 23.6 l/sec. | Unknown |
| 1 | MINE DEWATERING | UNKNOWN | 40 hp electric motor | Unknown |
| 1 | MINE PICKUP | GMC, SERIES 1 GTC C | Diesel pickup | 1995 |

**TABLE 25-6**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Ore Processing, Principal Parameters**

| Parameter | Units | Mine | Dumps | Combined |
|---|---|---|---|---|
| Plant Capacity | | | | |
| Annual | thousand tonnes/year | | | 300 |
| Daily | tonnes/day | | | 800 |
| Actual Throughput Rate | | | | |
| Annual | thousand tonnes/year | 110 | 83 | 193 |
| Daily | tonnes/day | 333 | 252 | 585 |
| Ore Grade | | | | |
| Silver | grams/tonne | 450 | 114 | 306 |
| Lead | percent | 2.4 | 0.9 | 1.8 |
| Recovery | | | | |
| Silver | percent | 65 | 50 | 63 |
| Lead | percent | 13 | 5 | 11 |
| Concentrate Grade | | | | |
| Silver | grams/tonne | 8,000 | 5,000 | 7,579 |
| Lead | percent | 8 | 5 | 7.6 |
| Concentrate Quantity | dry tonnes/year | 4,230 | 690 | 4,920 |
| Plant Operating Cost | $/tonne ore | | | 8.50 |
| | $/tonne concentrate | 221 | 1,022 | 333 |
| Freight, Smelting & Refining Values | | | | |
| Freight cost | $/dry tonne concentrate | | | 36 |
| Smelting cost | $/dry tonne concentrate | | | 215 |
| Refining cost | $/payable kg silver | | | 12.50 |
| Payables | | | | |
| Silver | percent | | | 95 |
| Lead | percent | 95 | 95 | 95 |

**TABLE 25-7**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Ore Processing, Principal Equipment**

| Item | Size | Qty. |
|---|---|---|
| Coarse ore bin | 1,000 tonne capacity, stationary grizzly on top w/12-inch openings | 1 |
| Feeder and belt | 42-inch belt | 1 |
| Jaw crusher | 24- x 36-inch | 1 |
| Vibrating screens | 6- x 14-ft., 3/8-inch openings | 2 |
| Cone crusher | 4-1/4-ft. | 1 |
| Crushed ore silos | 500-tonne capacity | 2 |
| Ball mill | 9-1/2-ft dia. x 11-ft long overflow | 1 |
| Cyclones | D-20 | |
| Sulfide flotation cells | | |
| Roughers | Galigher 100 $ft^3$ | 6 |
| Rougher scavengers | Galigher 100 $ft^3$ | 6 |
| Oxide flotation cells | | |
| Roughers | Galigher 100 $ft^3$ | 4 |
| Rougher scavengers | Galigher 100 $ft^3$ | 6 |
| Tailings thickener | 125-ft dia. | 1 |
| Concentrate thickener | 50-ft dia. | 1 |
| Concentrate filter | Pressure filter | 1 |


COARSE ORE BIN 1000 T
Jaw Crusher 24" X 36"
Conveyor 1
Screen 1 and 2 3/8"
SCREENING
Cone Crusher 51"
Conveyor 2
Conveyor 3
Conveyor 4 3/8"
CRUSHING PLANT
SILO 1 600 T.
SILO 2 600 T.
FINE ORE
COARSE ORE
MILLING
Ball Mill 9 ½ x 11 ft
FLOTATION PLANT
CONVENTIONAL CELLS
HEAD SULPHIDES
FINAL CONCENTRATES
FINAL TAILS
HEAD OXIDES
TANK 125 ft
TAILINGS DAM
THICKENER TANK 50 ft
FILTER-PRESS
CONTRACTION
SHIPPING
FRESH WATER
RECOVERED WATER
MILL SUPERINTENDENT
ING. XAVIER VELAZQUEZ A.
❖FRESH WATER IS OBTAINED FROM TWO WEELS (CHATA AND G5)
❖THE FRESH WATER AND RECLAIM FEEDS TO MILL, FILTER PRESS, 125ft THICKENER TANK AND COOLING SYSTEM IN CRUSHING TANK
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
25-2.cdr

FIGURE 25-2
LA ENCANTADA MINE
PROCESS FLOWSHEET 2007

## 25.5 *Infrastructure*

The infrastructure for La Encantada was very well developed by the previous operators, especially Peñoles. The operations support facilities, located near the plant, include administrative offices, a medical clinic, warehouse, assay laboratory, power generation plant, fuel storage facilities, maintenance shops, mine compressor building, surface maintenance shop, mine dry, water storage tanks, employee hotel and dining hall, contractor offices and security guard shack. The Maintenance Department operates from the surface shops, and also from an underground shop (840 level), located near the center of the mine. Road maintenance is done with a fleet of company tractors, road grader and wheel loaders. Dump trucks for ore haulage and road maintenance are largely vehicles contracted locally. The company has a passenger bus for transporting operations personnel to and from the town of Múzquiz, where most employees have homes.

The company also has a town constructed by Peñoles, and which is partially occupied at this time. The town site has 180 housing units of which 70 are occupied. There is also a kitchen/dining room for salaried staff and some contractor managers and visitors, a primary school, a church, a store, recreational facilities, etc. The company has had problems with turnover at the operation, mainly because of the long commute to and from the site every weekend. Management is planning to refurbish the company housing and offer housing to employees at a nominal rental fee.

The electric power for the operation and supporting infrastructure is generated on-site. The power generation plant consists of three General Motors 3,250 KVA diesel-powered motor generators. In addition there are two 1,000 KVA CAT D399 motor-generator sets for site power, when the mill and process plant are idle. Power consumption is presently about 800,000 kW per month. The 2007 cost of electric power is presently about $0.18 per kWhr. The mine is situated about 45 km from a major government (Comisión Federal de Electricidad) power line, and the company will examine the possibility of connecting to this line, and discontinuing use of the diesel plants, keeping them in reserve for emergencies or supplemental power generation during peak cost hours of operation.

Potable water for the offices and employee housing is derived from a well in the mine, which penetrates below the water table. The industrial water for the mine and plant is obtained from a series of wells located about 15 kilometers from the site. This water is pumped to and stored in a number of storage tanks located throughout the plant and mine site.

Communications to and from La Encantada is via satellites, both for wireless internet information systems, and also for the telephone system. Currently the telephone system has two lines. La Encantada has a site radio system for instant communications between all Supervisors and Managers, and all surface vehicle operators also have radio communication capabilities.

There is a FMS owned airstrip located in the broad valley to the northwest of the mine site. This strip is suitable for light planes, and is used for flying in emergency supplies, or for transporting mine personnel, visitors and others into and out of La Encantada, and other nearby locations. The airstrip is 1,200 meters long, 17 meters wide, and has a gravel surface.

The site is connected with the national highway system and, although in a remote location, La Encantada is reasonably accessible. The access to the mine from the town of Múzquiz, Coahuila, which lies to the northeast of La Encantada, accessible via a 45 kilometers of gravel road, and then another 170 kilometers on a paved highway to Múzquiz.

## 25.6 *Tailings*

Tailings are deposited in a large storage impoundment located in a natural basin to the northwest of the process plant site. The impoundment is a continuation of that used by both Desmín and Peñoles, and construction of the impoundment berms is with the up-stream method, constructing berms using borrow material placed on top of consolidated tailings. FMS is constructing a new berm, which should be adequate to contain tailings for at least five years of operations (at current mining and processing rates).

## 25.7 *Product Marketing*

FMS has a purchase agreement with MET-MEX Peñoles located in the city of Torreón, State of Coahuila, México. The purchase agreement establishes the obligation to sell all mineral production from La Encantada mine to the Peñoles smelter. This, however, is the natural market for concentrates since the MET-MEX Peñoles smelter is the closest such facility for shipping La Encantada concentrates. The contract between La Encantada and Peñoles for sales of bulk flotation concentrate is typical for this product.

La Encantada purchase contract of concentrates with Peñoles includes typical conditions and related charges as follows:

- Each lot is weighed upon receipt and sampled. La Encantada also weighs and samples the shipments at the mine site.
- Smelting charge per dry tonne of concentrate is $215.00.
- Freight cost per tonne of concentrate is $36.00.
- Refining cost per payable kilogram of silver is $12.50
- Payables by Peñoles are: 95 percent for contained silver, and all of the contained lead in excess of 3 percent.

## 25.8 *Environmental Safety Review*

Minera La Encantada has been operating La Encantada mine since the early 1970's with the necessary land-use and water extraction permits in effect for the operation. FMS has purchased the land surface rights, under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property. Through the years and changes in the regulatory framework, La Encantada has been required to update the necessary operation permits.

In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. La Encantada mine was declared in suspension of activities by Peñoles in 2003.

PAH's environmental and safety review consisted of discussions with FMS's COO Ing. Ramón Dávila Flores, and mine manager and supervisors, Ing. José Luis Arana, Manager of Operations, and other personnel. PAH visited the site to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts, and a briefly reviewed file records provided to PAH during the site visit. PAH's assessment was not intended as an environmental and safety compliance audit, although prudent practices were considered in the review. In PAH's opinion, La Encantada is in compliance with regulatory requirements and only subject to confirmation of the required permits and authorizations.

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by La Encantada. No acid rock drainage (ARD) is produced from the mine workings.

PAH noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site.

La Encantada has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment.

La Encantada has not supplied to PAH the estimated costs for reclamation and mine closure of the mine or mill and tailings containment areas; however, PAH considers the costs will be low because La Encantada owns most of the surface rights where the installations and mine are located.

PAH's estimate for the costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are based on PAH's experience in mining projects in México, and are not the result of detailed

analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards.

## 25.9 *Economic Analysis*

### 25.9.1 Capital Costs

The FMS capital expenditures planned for 2007 total $6.2 million. The 3-year capital budget is $10.5 million including the acquisition costs of the property, mill and power plant upgrades, mine equipment additions and replacements, exploration and infrastructure development costs. Major capital expenditures in the program registered for the first ten months of 2007 is the acquisition cost from Peñoles and investments in exploration, some mine equipment and plant improvements. The capital cost schedule for La Encantada six-year plan is shown in the Table 25-8.

**TABLE 25-8**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Estimated Capital Expenditures SUMMARY (6 years)**

| | | CAPEX SCHEDULE AND SUSTAINING CAPITAL | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Capital Cost Summary** | **YEAR 0** | **YEAR 1** | **YEAR 2** | **YEAR 3** | **YEAR 4** | **YEAR 5** | **YEAR 6** | **TOTALS** |
| Acquisition from Penoles | | 3,250,000 | | | | | | 3,250,000 |
| **Sub-Total** | | **3,250,000** | | | | | | **3,250,000** |
| | | | | | | | | |
| **Exploration & Development** | | | | | | | | |
| Diamond Drilling | | 750,000 | 750,000 | 500000 | 500,000 | 500,000 | 500,000 | 3,500,000 |
| Development & Exploration | | 500,000 | 750,000 | 750,000 | 750,000 | 750,000 | 750,000 | 4,250,000 |
| **Sub-Total** | | **1,250,000** | **1,500,000** | **1,250,000** | **1,250,000** | **1,250,000** | **1,250,000** | **7,750,000** |
| | | | | | | | | |
| **Equipment** | | | | | | | | |
| Scooptrams | | 350,000 | 500,000 | | | | | 850,000 |
| Trucks | | 100,000 | 300,000 | | | | | 400,000 |
| Auxilliary Equipment | | 100,000 | 150,000 | 100,000 | 100,000 | 100,000 | 100,000 | 650,000 |
| Compressors | | 100,000 | 150,000 | | | | | 250,000 |
| Safety Equipment & Mine Rescue | | | 50,000 | 25,000 | 25,000 | 25,000 | 25,000 | 150,000 |
| **Sub-Total** | | **650,000** | **1,150,000** | **125,000** | **125,000** | **125,000** | **125,000** | **2,300,000** |
| | | | | | | | | |
| **Construction & Plant Improvements** | | | | | | | | |
| Upgrade Flotation Plant | | 150,000 | 100,000 | 50,000 | 50,000 | 50,000 | 50,000 | 450,000 |
| Upgrade Power Plant | | 375,000 | | | | | | 375,000 |
| Buildings and Offices | | 50,000 | 50,000 | 50000 | 50000 | 50,000 | 50,000 | 300,000 |
| **Sub-total** | | **575,000** | **150,000** | **100,000** | **100,000** | **100,000** | **100,000** | **1,125,000** |
| | | | | | | | | |
| **Mine Dump Recovery Equipment** | | | | | | | | |
| Screening Plant for Dumps | | 250,000 | | | | | | 250,000 |
| Two Front-End Loaders | | 200,000 | | | | | | 200,000 |
| **Sub-Total** | | **450,000** | | | | | | **450,000** |
| | | | | | | | | |
| **TOTALS** | | **6,175,000** | **2,800,000** | **1,475,000** | **1,475,000** | **1,475,000** | **1,475,000** | **14,875,000** |

### 25.9.2 Operating Costs

La Encantada operating costs for the first ten months of 2007 have averaged US$38.22 per tonne of ore processed, inclusive of dump material, which equates to a cost per ounce of silver of US$6.06. The costs include downstream concentrate freight and processing costs of about US$8.90 per tonne milled or US$1.41 per ounce of silver recovered. The average combined operating cost for 2007 is projected to average about US$50 per tonne milled. A summary of the combined mine and dump recovery operating costs for the first ten months of 2007 is found in Table 25-9.

**TABLE 25-9**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Unit Operating Costs for 2007, Jan.-Oct. ($US )**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| U/G Mine | 1,553 | 9.57 | 1.52 |
| Mill & Concentrator | 1,620 | 9.98 | 1.58 |
| Site G&A | 1,584 | 9.76 | 1.55 |
| Conc. FSR | 1,445 | 8.90 | 1.41 |
| TOTALS | $4,649 | $38.22 | $6.06 |

*Based on 92,993 tonnes from U/G mine and 69,288 tonnes from dump recovery or 162,281 tonnes.
**Based on 955,667 equivalent oz Ag from U/G mine and 167,921 equivalent oz Ag from dump recovery or 1,023,529 equivalent oz.Ag.

The average mine-only operating cost is US$53.33 per tonne, and also includes costs for the downstream processing of the silver-lead concentrates. The site-only operating cost for the mine generated ore has averaged about US$40.30 per tonne, and the total cost per ounce of silver obtained from mine ore has averaged US$3.92 per oz Ag for 2007. The downstream concentrate freight and smelting and refining costs are US$13.03 per tonne or US$1.29 per oz Ag for the first ten months of 2007. A summary of the mine-only operating costs is shown in Table 25-10.

**TABLE 25-10**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Unit Operating Costs for First 10 Months of 2007; U/G Mine Only ($US)**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| U/G Mine | 1,553 | 16.70 | 1.63 |
| Mill & Concentrator | 970 | 10.43 | 1.01 |
| Site G&A | 1,225 | 13.17 | 1.28 |
| Total Direct Costs | 3,748 | 40.30 | 3.92 |
| ***Concentrate Freighting, | | | |
| Smelting & Refining | | | |
| Freighting | 137 | 1.44 | 0.14 |
| Smelting | 757 | 7.98 | 0.79 |
| Refining | 342 | 3.61 | 0.36 |
| Total Conc. FSR | 1,236 | 13.03 | 1.29 |
| TOTALS | $4,984 | $53.33 | $5.21 |

*Based on 92,993 tonnes from U/G Mine
**Based on 880,654 ozs Ag + 75,013 equivalent ozs Ag. = 955,667 oz Ag Produced from U/G
***Based on October 2007 concentrate grades & FSR from mne

The average costs for extraction and processing of the old dump material for 2007 are US$17.13 per tonne, or US$7.07 per oz Ag produced. The site-only costs for extraction, screening, milling and processing of the old dump material have averaged US$14.11 per tonne or US$5.82 per oz Ag for 2007 (10 months) plus US$3.02 per tonne or US$1.24 per oz Ag for concentrate freight and downstream smelting and refining.

Table 25-11 is a summary of the operating costs for the first ten months of 2007 for the dump recovery effort.

**TABLE 25-11**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Unit Operating Costs for First 10 months of 2007; Dump Recovery Only**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| Dump Recovery | 0 | 0.00 | 0.00 |
| Mill & Concentrator | 650 | 9.38 | 3.87 |
| Site G&A | 328 | 4.73 | 1.95 |
| **Total Site Operating** | **978** | **14.11** | **5.82** |
| ***Concentrate Freighting, | | | |
| Smelting & Refining | | | |
| Freighting | 30 | 0.43 | 0.18 |
| Smelting | 123 | 1.78 | 0.73 |
| Refining | 56 | 0.81 | 0.33 |
| **Total Conc. FSR** | **209** | **3.02** | **1.24** |
| **TOTALS** | **$1,187** | **$17.13** | **$7.07** |

*Based on 69,288 tonnes milled from dumps
**Based on 142,874 oz Ag + 25,047 equivalent oz Ag = 167,921 oz Ag from dump recovery
***Based on October 2007 concentrate grades & FSR from dump recovery

### 25.9.3 Economic Analysis

A simplified cash flow forecast has been prepared and is presented as Table 25-12. The economics covers the period from January 2008 through December 2012, at which time the known Proven / Probable Reserves will be exhausted and the fifth year's production will be extracted from the Measured and Indicated Resources. In the interim, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that Reserves will continually be added over time.

Table 25-9 shows a summary of Operating Costs.

Basic premises for the cash flow involve the silver price, which is taken as US$10.50/ounce. The lead price is taken as US$0.68/lb. No escalation was considered for operating costs and expenses. Reclamation expenditures are considered spent in the last three years of the period. It can be seen from the table that a net present value for the project at a 15-percent discount rate is approximately US$5.2 million.

Sensitivity analyses were performed at different discount rates and the analysis shows robust economics for La Encantada, as follows ($US):

- At 0 % discount — $13.7 million
- At 10 % discount — $7.1 million
- Base Case @ 15 % discount — $5.2 million
- At 20 % discount — $3.9 million
- At 25 % discount — $3.0 million.

As expected, the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the La Encantada mine shows positive economics as measured by a cash flow exercise, except when the price of silver falls by 20 percent. Therefore, the postulated reserve position is accepted.

The La Encantada mine is an existing operation, mining and processing high grade ores, therefore a payback period for the purchase price of Minera La Encantada from Peñoles is at the second full year of operation. It can be seen from Table 25-12 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures.

The mine life, based on the Proven / Probable Reserve position, is about 4.0 years and covers production through 2011.

**TABLE 25-12**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Simplified Cash Flow**

| Prepared by FMS and reviewed by PAH. | | | | year 1 | year 2 | year 3 | year 4 | year 5 |
|---|---|---|---|---|---|---|---|---|
| CAPITAL EXPENDITURES | | | | | | | | |
| **Mine Plan** | TPD | | | | | | | |
| TONNES TREATED - flotation oxides ore | 394 | | | 130,000 | 130,000 | 130,000 | 130,000 | 110,000 |
| TONNES TREATED - OXIDE ORE dumps | 197 | | | 65,000 | 65,000 | 30,000 | 0 | 0 |
| **Total Tonnes** | **591** | | | **195,000** | **195,000** | **160,000** | **130,000** | **110,000** |
| Metals Payments | | | | | | | | |
| NSR OXIDES | | | | 873,918 | 874,355 | 403,784 | 0 | 0 |
| NSR Sulphides | | | | 10,171,041 | 10,171,041 | 10,171,041 | 10,171,041 | 8,606,265 |
| **Net Revenues** | | | | **11,044,959** | **11,045,396** | **10,574,825** | **10,171,041** | **8,606,265** |
| | | | | | | | | |
| OPERATING COSTS SULPHIDES: | | | | 6,500,000 | 6,500,000 | 6,500,000 | 6,500,000 | 5,500,000 |
| OPERATING COSTS OXIDES: | | | | 650,000 | 650,000 | 300,000 | 0 | 0 |
| TOTAL OP. COSTS | | | | 7,150,000 | 7,150,000 | 6,800,000 | 6,500,000 | 5,500,000 |
| Royalty Expense | 0 | | | 0 | 0 | 0 | 0 | 0 |
| Property Tax & Insurance | | | | 140,000 | 140,000 | 140,000 | 140,000 | 140,000 |
| | | | | | | | | |
| Net after costs | | | | 3,754,959 | 3,755,396 | 3,634,825 | 3,531,041 | 2,966,265 |
| Interest Expenses | 0 | | | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | |
| Net Profit | | | | 3,754,959 | 3,755,396 | 3,634,825 | 3,531,041 | 2,966,265 |
| Depreciation | | | | 0 | 1,543,750 | 2,477,083 | 3,214,583 | 3,914,583 |
| Net taxable income | | | | 3,754,959 | 2,211,646 | 1,157,742 | 316,457 | -948,318 |
| Profit Sharing | 0.1 | | | 0 | 221,165 | 115,774 | 31,646 | 0 |
| Net profit after profit sharing | | | | 3,754,959 | 1,990,481 | 1,041,967 | 284,811 | 0 |
| Tax @ 29% | 0.29 | | | 0 | 0 | 0 | 0 | 0 |
| Net profit after TAX | | | | 3,754,959 | 1,990,481 | 1,041,967 | 284,811 | 0 |
| depreciation | | | | 0 | 1,543,750 | 2,477,083 | 3,214,583 | 3,914,583 |
| | | | | | | | | |
| Loan Proceeds | | | | | | | | |
| Cash Flow Before Principal & Sustaining Capital | | | | 3,754,959 | 3,534,231 | 3,519,051 | 3,499,395 | 3,914,583 |
| | | | | | | | | |
| CAPEX EQUITY | | | 0 | 6,175,000 | 3,300,000 | | | |
| Sust. Capital | | | | | | 1,975,000 | 200,000 | 175,000 |
| Excess Cash Flow | | | 0 | -2,420,041 | 734,231 | 2,044,051 | 2,799,395 | 3,239,583 |
| | | | | | | | | |
| **Cumulative Cash Flow** | | | **0** | **-2,420,041** | **-1,685,810** | **358,241** | **3,157,636** | **6,397,219** |
| | | | | | | | | |
| IRR | | 60% | | | | | | |
| NPV | 0.00 | 6,397,219 | | | | | | |
| | 0.10 | 3,514,583 | | | | | | |
| | 0.15 | 2,613,918 | | | | | | |
| | 0.20 | 1,940,012 | | | | | | |
| | 0.25 | 1,430,886 | | | | | | |

## 26.0 ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com




## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 7, 2008

### La Encantada Silver Mine Update and New NI 43-101 Resource

First Majestic Silver Corp. (FR-V) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Encantada Silver Mine and a new NI 43-101 Resource/Reserve update.

La Encantada Silver Mine is located in northern México, in the northern part of the physiographic province of the Sierra Madre Oriental in the NW portion of the State of Coahuila. It is located in the municipality of Ocampo, at about 120km to the N60ºW from the city of Múzquiz, and 120km to the N7ºW from the city of Ocampo, Coahuila.

First Majestic owns mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and 2 claim applications. Also, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, housing, camp and associated facilities are installed was acquired from the Ejido Tenochtitlán, Municipality of Ocampo. The La Encantada mine consists of all supporting facilities, including; a flotation plant with an installed capacity of 800 tonnes per day ("tpd"), laboratory, maintenance buildings, water wells and pipeline, airstrip, 180 houses, mine office, warehouses, club house, kitchen and restaurant facilities and guest houses. The mill is presently running at 700 tpd or approximately 87% capacity. Feed for the mill was split almost evenly between ore coming from the mine and ore coming from the reprocessing of waste dumps through a pre-screening process implemented in early 2007. This mixing of ore from both sources has allowed time for the development within the mine to prepare for feeding the mill at a higher percentage rate of ore in 2008.

The aggressive development and exploration program implemented shortly after the La Encantada mine was purchased in late 2006 resulted in the release of a NI 43-101 Resource estimate in June 2007. This aggressive program has continued with exploration efforts carried out during the second half of 2007 being primarily focused in proving and developing additional Reserves and Resources within the mine. This ongoing program has resulted in a significant increment of both Resources and Reserves. Major efforts were undertaken in the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, and Cuerpo de Zinc at mine level N-1535 and in the sampling of old dumps. Additional efforts were also carried out in drilling and metallurgical test work of the old tailings dams that have resulted in a positive outcome for reprocessing by Cyanide Leaching this material to recuperate the contained silver.

During the period of June to October, 2007 a total of about 5,000 meters of underground workings for exploration purposes were developed at the La Encantada mine, including about 4,000 meters of access ramps, drifts, and crosscuts, and about 1,000 meters of exploration preparation for underground drill sites access for the 2008 program. As can be seen by the tables below, significant increases in all categories have been achieved over the previously reported Reserves and Resources. Proven and Probable Reserves have increased by 48% from 8,206,336 ounces Silver to 12,110,507 ounces Silver; the Measured and Indicated Resources increased by 212% from 12,548,168 ounces Silver to 39,099,835 ounces Silver, and; Inferred Resources have increased by 30% from 9,587,585 ounces Silver to 12,479,000 ounces Silver. The most significant increases in Reserves and Resources are within the Breccia Milagros, Bonanza, San Francisco areas of the mine and in the two old tailings dams.

The following summary tables were taken from the complete La Encantada Silver Mine NI 43-101 Technical Report prepared by Pincock Allen & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (1,3,8)**

| Category (3) | Tonnes | Grade | | | Metal Contained (2) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (4) % | Silver only oz. | Silver (oz.) including Lead Credit |
| Proven Reserves | 850,684 | 283 | 1.80 | 0.84 | 7,731,371 | 8,068,833 |
| Probable Reserves | 358,449 | 380 | 1.70 | 0.75 | 4,379,136 | 4,552,002 |
| **Total Proven + Probable Reserves** | **1,209,133** | **312** | **1.77** | **0.81** | **12,110,507** | **12,620,835** |

**Total Measured + Indicated Resources (1,3,8)**

| Category (3) | Tonnes | Grade | | | Metal Contained (2) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (4) % | Silver only oz. | Silver (oz.) including Lead Credit |
| Measured Resources | 879,895 | 347 | 1.99 | 0.33 | 9,823,264 | 10,247,603 |
| Indicated Resources (5,6) | 6,157,081 | 148 | 1.70 | 2.30 | 29,276,571 | 29,875,056 |
| **Total Measured + Indicated Resources (5,6)** | **7,036,976** | **173** | **1.73** | **2.05** | **39,099,835** | **40,122,659** |

**Total Inferred Resources (3,7,8)**

| Category (3) | Tonnes | Grade | | | Metal Contained (2) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc(4) % | Silver only oz. | Silver (oz.) including Lead Credit |
| **Total Inferred Resources (7)** | **1,967,000** | **200** | **0.50** | **0.50** | **12,479,000** | **13,428,000** |

1. Cut Off Grade (COG) estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit (COG is based on actual sales).
2. Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, US$0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
3. Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
4. Zinc is not recovered.
5. Tailings are considered as indicated resources. Bulk sampling testwork in progress.
6. La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
7. Rounded figures
8. Total Proven & Probable Reserves, Total Measured & Indicated Resources and Total Inferred Resources are reported exclusive of each other and thus are not combined.

First Majestic is continuing its aggressive program of exploration and development throughout 2008 which is believed to have a high probability of success given the geological conditions of the mineralization at the mine. In PAH's opinion the combination of direct exploration methods, drilling and underground development represents a good balance for exploration at La Encantada. The program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increment of the Resource base and a higher level of Reserves for the mine.

The exploration and development program for the La Encantada Silver Mine for calendar year 2008 is planned to consist of a minimum of 8,200 meters of surface diamond drilling, 5,000 meters of diamond drilling from underground sites, and 2,340 meters of underground drifting. In addition to drilling and underground exploration and development, an extensive geophysical survey consisting of 50 line km's of Induced Polarization will be conducted to investigate the various identified anomalous areas, and to confirm other indicated potential zones. Some of the most outstanding targets for investigation are the La Escalera Breccia zone and the Anomalous areas "A", "B", "C" and "D". The La Escalera breccia zone appears to be a significant target for exploration and will also be a target in the upcoming drill program. Due to the current successes and number of targets at La Encantada, it is likely the 2008 exploration and development budget will be expanded further.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8874

**Item 2. Date of Material Change**

January 7, 2008

**Item 3. News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4. Summary of Material Change**

The Company announces an update regarding its activities in Mexico at the La Encantada Silver Mine and a new NI 43-101 Resource/Reserve update.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8874

**Item 9. Date of Report**

January 7, 2008

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 7, 2008

## La Encantada Silver Mine Update and New NI 43-101 Resource

First Majestic Silver Corp. (FR-V) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Encantada Silver Mine and a new NI 43-101 Resource/Reserve update.

La Encantada Silver Mine is located in northern México, in the northern part of the physiographic province of the Sierra Madre Oriental in the NW portion of the State of Coahuila. It is located in the municipality of Ocampo, at about 120km to the N60ºW from the city of Múzquiz, and 120km to the N7ºW from the city of Ocampo, Coahuila.

First Majestic owns mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and 2 claim applications. Also, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, housing, camp and associated facilities are installed was acquired from the Ejido Tenochtitlán, Municipality of Ocampo. The La Encantada mine consists of all supporting facilities, including; a flotation plant with an installed capacity of 800 tonnes per day ("tpd"), laboratory, maintenance buildings, water wells and pipeline, airstrip, 180 houses, mine office, warehouses, club house, kitchen and restaurant facilities and guest houses. The mill is presently running at 700 tpd or approximately 87% capacity. Feed for the mill was split almost evenly between ore coming from the mine and ore coming from the reprocessing of waste dumps through a pre-screening process implemented in early 2007. This mixing of ore from both sources has allowed time for the development within the mine to prepare for feeding the mill at a higher percentage rate of ore in 2008.

The aggressive development and exploration program implemented shortly after the La Encantada mine was purchased in late 2006 resulted in the release of a NI 43-101 Resource estimate in June 2007. This aggressive program has continued with exploration efforts carried out during the second half of 2007 being primarily focused in proving and developing additional Reserves and Resources within the mine. This ongoing program has resulted in a significant increment of both Resources and Reserves. Major efforts were undertaken in the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, and Cuerpo de Zinc at mine level N-1535 and in the sampling of old dumps. Additional efforts were also carried out in drilling and metallurgical test work of the old tailings dams that have resulted in a positive outcome for reprocessing by Cyanide Leaching this material to recuperate the contained silver.

During the period of June to October, 2007 a total of about 5,000 meters of underground workings for exploration purposes were developed at the La Encantada mine, including about 4,000 meters of access ramps, drifts, and crosscuts, and about 1,000 meters of exploration preparation for underground drill sites access for the 2008 program. As can be seen by the tables below, significant increases in all categories have been achieved over the previously reported Reserves and Resources. Proven and Probable Reserves have increased by 48% from 8,206,336 ounces Silver to 12,110,507 ounces Silver; the Measured and Indicated Resources increased by 212% from 12,548,168 ounces Silver to 39,099,835 ounces Silver, and; Inferred Resources have increased by 30% from 9,587,585 ounces Silver to 12,479,000 ounces Silver. The most significant increases in Reserves and Resources are within the Breccia Milagros, Bonanza, San Francisco areas of the mine and in the two old tailings dams.

The following summary tables were taken from the complete La Encantada Silver Mine NI 43-101 Technical Report prepared by Pincock Allen & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (1,3,8)**

| Category (3) | Tonnes | Grade | | | Metal Contained (2) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (4) % | Silver only oz. | Silver (oz.) including Lead Credit |
| Proven Reserves | 850,684 | 283 | 1.80 | 0.84 | 7,731,371 | 8,068,833 |
| Probable Reserves | 358,449 | 380 | 1.70 | 0.75 | 4,379,136 | 4,552,002 |
| **Total Proven + Probable Reserves** | **1,209,133** | **312** | **1.77** | **0.81** | **12,110,507** | **12,620,835** |

**Total Measured + Indicated Resources (1,3,8)**

| Category (3) | Tonnes | Grade | | | Metal Contained (2) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc (4) % | Silver only oz. | Silver (oz.) including Lead Credit |
| Measured Resources | 879,895 | 347 | 1.99 | 0.33 | 9,823,264 | 10,247,603 |
| Indicated Resources (5,6) | 6,157,081 | 148 | 1.70 | 2.30 | 29,276,571 | 29,875,056 |
| **Total Measured + Indicated Resources (5,6)** | **7,036,976** | **173** | **1.73** | **2.05** | **39,099,835** | **40,122,659** |

**Total Inferred Resources (3,7,8)**

| Category (3) | Tonnes | Grade | | | Metal Contained (2) | |
|---|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc(4) % | Silver only oz. | Silver (oz.) including Lead Credit |
| **Total Inferred Resources (7)** | **1,967,000** | **200** | **0.50** | **0.50** | **12,479,000** | **13,428,000** |

1. Cut Off Grade (COG) estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit (COG is based on actual sales).

2. Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, US$0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
3. Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
4. Zinc is not recovered.
5. Tailings are considered as indicated resources. Bulk sampling testwork in progress.
6. La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
7. Rounded figures
8. Total Proven & Probable Reserves, Total Measured & Indicated Resources and Total Inferred Resources are reported exclusive of each other and thus are not combined.

First Majestic is continuing its aggressive program of exploration and development throughout 2008 which is believed to have a high probability of success given the geological conditions of the mineralization at the mine. In PAH's opinion the combination of direct exploration methods, drilling and underground development represents a good balance for exploration at La Encantada. The program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increment of the Resource base and a higher level of Reserves for the mine.

The exploration and development program for the La Encantada Silver Mine for calendar year 2008 is planned to consist of a minimum of 8,200 meters of surface diamond drilling, 5,000 meters of diamond drilling from underground sites, and 2,340 meters of underground drifting. In addition to drilling and underground exploration and development, an extensive geophysical survey consisting of 50 line km's of Induced Polarization will be conducted to investigate the various identified anomalous areas, and to confirm other indicated potential zones. Some of the most outstanding targets for investigation are the La Escalera Breccia zone and the Anomalous areas "A", "B", "C" and "D". The La Escalera breccia zone appears to be a significant target for exploration and will also be a target in the upcoming drill program. Due to the current successes and number of targets at La Encantada, it is likely the 2008 exploration and development budget will be expanded further.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 14, 2008

## Toronto Stock Exchange Listing

FIRST MAJESTIC SILVER CORP. ("First Majestic" or the "Company") is pleased to announce that its common shares and warrants have been approved for listing on the Toronto Stock Exchange (TSX) under the symbol "FR" and "FR.WT". The Company's shares and warrants will commence trading on the Toronto Stock Exchange and be de-listed from the TSX Venture Exchange at the opening of trading on Tuesday, January 15, 2008.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8874

**Item 2. Date of Material Change**

January 14, 2008

**Item 3. News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4. Summary of Material Change**

The Company announces that its common shares and warrants have been approved for listing on the Toronto Stock Exchange (TSX) under the symbol "FR" and "FR.WT". The Company's shares and warrants will commence trading on the Toronto Stock Exchange and be de-listed from the TSX Venture Exchange at the opening of trading on Tuesday, January 15, 2008.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

**Item 9. Date of Report**

January 14, 2008

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 14, 2008

## Toronto Stock Exchange Listing

FIRST MAJESTIC SILVER CORP. ("First Majestic" or the "Company") is pleased to announce that its common shares and warrants have been approved for listing on the Toronto Stock Exchange (TSX) under the symbol "FR" and "FR.WT". The Company's shares and warrants will commence trading on the Toronto Stock Exchange and be de-listed from the TSX Venture Exchange at the opening of trading on Tuesday, January 15, 2008.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

**NOTICE**

**CHANGE OF STATUS**

Please accept this as notice that, pursuant to Part 11.2 of National Instrument 51-102, First Majestic Silver Corp. has ceased to be a "venture issuer" effective January 15, 2008.

The common shares and common share purchase warrants of First Majestic Silver Corp. were listed for trading on the Toronto Stock Exchange, effective January 15, 2008.

Dated this 15th day of January, 2008.

**FIRST MAJESTIC SILVER CORP.**

Connie Lillico, Corporate Secretary

4022.001\0054

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com


---

## NEWS RELEASE

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 17, 2008

## Another Record Quarter of Silver Production

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the fourth quarter ending December 31, 2007 increased again to a record 1,008,299 equivalent ounces of silver representing a 7% increase over the prior quarter production and an increase of 76% over the same quarter in the prior year.

The equivalent silver production for the quarter consisted of 868,354 ounces of silver, an increase of 7% over the previous quarter and 1,107,154 pounds of lead which represents a 17% increase over the previous quarter. The large increase in lead production was as a result of improvements to the flotation circuit at the La Parrilla Silver Mine. Production of gold in the quarter amounted to 490 ounces representing a 12% increase compared to the prior quarter.

During the quarter the combined recoveries of silver at the three different mills also showed an increase from 71% to 77%. The overall average silver head grade in the quarter also improved for the three mines increasing by 12% over the previous quarter to an overall 240 g/t of silver.

The ore processed during the quarter at the Company's three operating silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, amounted to 146,798 tonnes representing an 11% decrease and an increase of 56% over the same quarter of 2006.

An aggressive development program continues at all three mines. This activity is ongoing for the purpose of opening up additional stopes, grade control, resource development and exploration. A total of 5,346 metres of underground development was completed in the quarter which for the year, 2007, totalled 20,279 meters. This compares to 7,719 meters developed in the previous calendar year representing an increase of 163%. This program is important in giving access to new areas within the different mines for preparation of mining in order to continue the growth of silver production in 2008.

Reserve and Resource development remains to be a high priority for the Company. Presently ten drill rigs are operating on a permanent basis; six rigs at La Parrilla and the Chalchihuites areas, three rigs at San Martin and one rig at La Encantada. Two additional rigs are being added at the San Martin and two additional rigs are arriving shortly at the La Encantada, bringing the total to fourteen rigs operating on the Company's properties by the end of the first quarter. Also, in line with the Company's aggressive resource development strategy, 9,778 metres of diamond drilling was completed during the quarter, covering 43 holes. During the year ended December 31, 2007, a total of 37,176 meters of diamond drilling was completed which compares to 28,283 meters drilled in 2006 representing an increase of 31%.

Total production during 2007 reached 3,561,171 ounces of silver equivalent representing an increase of 176% compared to the previous year's 1,289,234 ounces silver equivalent. Even though management is pleased with the substantial increase in silver production compared to 2006, production for the year was lower than originally estimated. The higher tonnages feed through the mills at the La Parrilla and La Encantada resulted in a number

of failures of old equipment which thus required replacement or rehabilitation. Also, at the San Martin, maintaining optimal head grade was the primary challenge which required management to decide to reduce tonnage rates to give the present development program time to prepare areas within the mine.

Keith Neumeyer, President & CEO, stated, "The year 2007 marked a year of consolidation of our three producing operations under the First Majestic umbrella. As can be expected, many challenges were experienced managing the dramatic growth of our business. This substantial achievement resulted in increases in silver production of 176% year over year, and increases in defined NI 43-101 compliant silver resources of 133%. As a result of the work completed in 2007 and the significant additions to our management team and the many improvements made at each of our three silver mines, we are targeting to reach 5,500,000 ounces of silver production for 2008 and continued increases of defined silver resources can also be expected."

In summary, some of the production improvements and advances made during the year include;

At the La Parrilla Silver Mine:

- The completion of the new 800 tpd cyanidation/flotation mill in May '07
- A new Primary & Secondary crushing system was acquired in April '07
- CCD thickener added, filtration area upgrades and oxygen injection system was installed (July through November '07)
- Construction of the new tailings dam was completed in November under budget and on time giving the La Parrilla an additional 10 years of mine life

At the La Encantada Silver Mine:

- A new 1500 KW power plant was acquired and installed and a complete upgrade of the 2000KW power plant was completed (June through October '07)
- A new screening plant was added in Feb '07 to take advantage of the above ground stock piles of ore

At the San Martin Silver Mine:

- Construction began in November '07 of a 500 tpd flotation circuit to take advantage of the large sulphide ore resource present at the San Martin
- A new discovery is being defined at the Rosarios-Condesa (Cinco Senores) vein system which is parallel to the main Zuloaga vein, where intersections of high grade silver ore are occurring

In 2008, improvements are expected to include; the completion of the flotation circuit at the San Martin; the replacement of the secondary crusher at the La Encantada; new filter presses at the La Parrilla, and; the expansion of the primary and secondary crushing system at the La Parrilla. In addition, an evaluation is presently underway to expand the La Encantada mill by adding a cyanidation circuit. A final decision on size and timing of this expansion is expected to be announced prior to the end of the first quarter.

In addition to the above, and in line with Company's program of underground equipment replacement launched with Sandvik in 2006, a total of 12 pieces of underground equipment was delivered in 2007 which added to the 6 pieces of equipment delivered in 2006. In 2008, the third year of this program, 20 additional pieces of underground equipment are expected to be delivered. These deliveries will include scooptrams, underground trucks and jumbos intended to provide for improved and more efficient underground operations.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8874

**Item 2. Date of Material Change**

January 17, 2008

**Item 3. News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4. Summary of Material Change**

The Company announced that production in the fourth quarter ending December 31, 2007 increased again to a record 1,008,299 equivalent ounces of silver representing a 7% increase over the prior quarter production and an increase of 76% over the same quarter in the prior year.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

**Item 9. Date of Report**

January 17, 2008

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 17, 2008

## Another Record Quarter of Silver Production

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the fourth quarter ending December 31, 2007 increased again to a record 1,008,299 equivalent ounces of silver representing a 7% increase over the prior quarter production and an increase of 76% over the same quarter in the prior year.

The equivalent silver production for the quarter consisted of 868,354 ounces of silver, an increase of 7% over the previous quarter and 1,107,154 pounds of lead which represents a 17% increase over the previous quarter. The large increase in lead production was as a result of improvements to the flotation circuit at the La Parrilla Silver Mine. Production of gold in the quarter amounted to 490 ounces representing a 12% increase compared to the prior quarter.

During the quarter the combined recoveries of silver at the three different mills also showed an increase from 71% to 77%. The overall average silver head grade in the quarter also improved for the three mines increasing by 12% over the previous quarter to an overall 240 g/t of silver.

The ore processed during the quarter at the Company's three operating silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine and the La Encantada Silver Mine, amounted to 146,798 tonnes representing an 11% decrease and an increase of 56% over the same quarter of 2006.

An aggressive development program continues at all three mines. This activity is ongoing for the purpose of opening up additional stopes, grade control, resource development and exploration. A total of 5,346 metres of underground development was completed in the quarter which for the year, 2007, totalled 20,279 meters. This compares to 7,719 meters developed in the previous calendar year representing an increase of 163%. This program is important in giving access to new areas within the different mines for preparation of mining in order to continue the growth of silver production in 2008.

Reserve and Resource development remains to be a high priority for the Company. Presently ten drill rigs are operating on a permanent basis; six rigs at La Parrilla and the Chalchihuites areas, three rigs at San Martin and one rig at La Encantada. Two additional rigs are being added at the San Martin and two additional rigs are arriving shortly at the La Encantada, bringing the total to fourteen rigs operating on the Company's properties by the end of the first quarter. Also, in line with the Company's aggressive resource development strategy, 9,778 metres of diamond drilling was completed during the quarter, covering 43 holes. During the year ended December 31, 2007, a total of 37,176 meters of diamond drilling was completed which compares to 28,283 meters drilled in 2006 representing an increase of 31%.

Total production during 2007 reached 3,561,171 ounces of silver equivalent representing an increase of 176% compared to the previous year's 1,289,234 ounces silver equivalent. Even though management is pleased with the substantial increase in silver production compared to 2006, production for the year was lower than originally estimated. The higher tonnages feed through the mills at the La Parrilla and La Encantada resulted in a number

of failures of old equipment which thus required replacement or rehabilitation. Also, at the San Martin, maintaining optimal head grade was the primary challenge which required management to decide to reduce tonnage rates to give the present development program time to prepare areas within the mine.

Keith Neumeyer, President & CEO, stated, "The year 2007 marked a year of consolidation of our three producing operations under the First Majestic umbrella. As can be expected, many challenges were experienced managing the dramatic growth of our business. This substantial achievement resulted in increases in silver production of 176% year over year, and increases in defined NI 43-101 compliant silver resources of 133%. As a result of the work completed in 2007 and the significant additions to our management team and the many improvements made at each of our three silver mines, we are targeting to reach 5,500,000 ounces of silver production for 2008 and continued increases of defined silver resources can also be expected."

In summary, some of the production improvements and advances made during the year include;

At the La Parrilla Silver Mine:

- The completion of the new 800 tpd cyanidation/flotation mill in May '07
- A new Primary & Secondary crushing system was acquired in April '07
- CCD thickener added, filtration area upgrades and oxygen injection system was installed (July through November '07)
- Construction of the new tailings dam was completed in November under budget and on time giving the La Parrilla an additional 10 years of mine life

At the La Encantada Silver Mine:

- A new 1500 KW power plant was acquired and installed and a complete upgrade of the 2000KW power plant was completed (June through October '07)
- A new screening plant was added in Feb '07 to take advantage of the above ground stock piles of ore

At the San Martin Silver Mine:

- Construction began in November '07 of a 500 tpd flotation circuit to take advantage of the large sulphide ore resource present at the San Martin
- A new discovery is being defined at the Rosarios-Condesa (Cinco Senores) vein system which is parallel to the main Zuloaga vein, where intersections of high grade silver ore are occurring

In 2008, improvements are expected to include; the completion of the flotation circuit at the San Martin; the replacement of the secondary crusher at the La Encantada; new filter presses at the La Parrilla, and; the expansion of the primary and secondary crushing system at the La Parrilla. In addition, an evaluation is presently underway to expand the La Encantada mill by adding a cyanidation circuit. A final decision on size and timing of this expansion is expected to be announced prior to the end of the first quarter.

In addition to the above, and in line with Company's program of underground equipment replacement launched with Sandvik in 2006, a total of 12 pieces of underground equipment was delivered in 2007 which added to the 6 pieces of equipment delivered in 2006. In 2008, the third year of this program, 20 additional pieces of underground equipment are expected to be delivered. These deliveries will include scooptrams, underground trucks and jumbos intended to provide for improved and more efficient underground operations.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its significant corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

# *Technical Report for the La Parrilla Silver Mine, Durango State, México*

*Prepared for*

*First Majestic Silver Corp.*

*January 25, 2008*

*80532*


pincock
allen &
holt

pincock
allen &
holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# *Technical Report for the La Parrilla Silver Mine Durango State, México*

*Prepared for*

*First Majestic Silver Corp.*

*January 25, 2008*

*80532*

Prepared by

**Pincock, Allen & Holt**

*Leonel Lopez, C.P.G.*
*Richard Addison, P.E.*

## 1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects ("NI 43-101") and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report ("43-101F1"). This technical report is an update of Technical Report Amended for the La Parrilla Silver Mine, Durango State, México; which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. dated July 24, 2007 and published in SEDAR in July 25, 2007. The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

## 2.0 TABLE OF CONTENTS

See discussion in Section 1.

CONTENTS

**CONTENTS (Continued)** Page

CONTENTS (Continued)

Page



TABLES

## CONTENTS (Continued)

Page



## FIGURES

**CONTENTS (Continued)** Page

## 3.0 EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering updated results of operations at La Parrilla Silver Mine located in the Municipality of Nombre de Dios, Durango State, México. The objective of this Technical Report is to provide FMS with a report that will comply with existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

La Parrilla Silver Mine is owned and operated by First Majestic Plata, S.A. de C.V. (FMPlata) a wholly-owned subsidiary of FMS through its newly created Mexican holding company, Corporación First Majestic, S.A. de C.V. (CFM) which went into effect on August 14, 2007. La Parrilla Silver Mine was previously operated by First Majestic Resources México, S.A. de C.V.

La Parrilla Silver Mine consists of underground silver / lead / zinc mining operations, and cyanidation and flotation ore processing plants. La Parrilla Silver Mine represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization on the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals.

FMPlata owns mining rights that cover 3,433.50 hectares (8,484.34 acres) within 36 titled concessions in addition to 49,815.71 hectares (123,096.80 acres) in two approved claim applications, for a total coverage of 53,249.22 hectares (131,581.20 acres). The duration of the mineral rights concessions is 50 years, renewable over similar time periods.

La Parrilla Silver Mine consists of underground mine development that includes drifts, ramps, raises, stopes and other old workings along the S-SE-trending Los Rosarios System. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios System comprises La Rosa, Rosarios, La Blanca and San José mines and it intersects the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include Quebradillas, Protectora, San Nicolas, San José, Las Vacas, Santa Paula, etc.

Historical production records, plus surveys of old stopes within La Parrilla Silver Mine's district, suggest that approximately 1.2 million tonnes of silver ores were extracted from these mines at an estimated grade of 321 g/tonne Ag, 1.8 % Pb and 1.7 % Zn. This estimate includes production by Mina Los Rosarios between 1978 and 1991 and FMS's production from 2004 to 2007. The production amounts to 12.5 million ounces silver, 48.1 million pounds lead and 44.4 million pounds zinc.

FMPlata has developed an on-going aggressive exploration program that includes ramps, drifting and crosscutting into the old working areas of the Los Rosarios System. The exploration budget for the period of 2008 is $3.25M. It includes 119 drillholes totaling 24,700m, geophysical and geochemical

surveying, and approximately 900m of drifting, crosscutting and ramps development. This program is based on the following premises:

1. Increase production and operating capacity to take advantage of current high metal prices.

2. Recover lower grade zones and consolidate mining blocks of reserves to support a reasonable production schedule at lower operating costs and increase La Parrilla Silver Mine Resource / Reserve base.

3. Support exploration activities through channel sampling and underground drilling, and

4. Continue investigating other regional exploration targets, including deep drilling from surface sites.

PAH has reviewed La Parrilla Silver Mine Reserve update of October 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Parrilla Silver Mine has estimated mineable Reserves for the following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The Proven ore category has been projected up to 20 meters from the drift sample data, while the Probable ore category is projected another 20 meters beyond the Proven ore. The total "in-situ" diluted Proven and Probable Reserves at a minimum mining width of 2.00m, as reviewed by PAH, is 0.55 million tonnes of oxides and sulfides averaging 326 grams per tonne silver, 0.59 percent lead and 0.43 percent zinc, for a total of 5.8 million contained ounces of silver only; or 6.1 million ounces of silver equivalent with gold and lead credits.

Resource calculations by FMPlata at La Parrilla Silver Mine are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource block boundaries along mineralized structures, and another 20m beyond the blocks' width. La Parrilla Silver Mine mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves. The grade for these blocks is determined from

the grade estimated for the drillhole intercepted grade and from the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Measured and Indicated silver Resources, including oxides and sulfides mineralization, consist of 2.7 million tonnes averaging 287 grams per tonne silver, for a total content of 29.3 million ounces of silver equivalent inclusive of gold credit for oxides and lead and zinc credits for sulfides. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is inclusive of gold credit in oxides, at 6 g/tonne Ag, and inclusive of lead credit for sulfides, at 30 g/tonne Ag, and of zinc credit for sulfides, at 53 g/tonne Ag. This estimate is based on sales and on the following prices: Ag - $10.50/oz, Au - $570/oz, Pb - $0.68 / lb and Zn – $1.16 / lb.

Table 3-1 presents a summary of La Parrilla Silver Mine Proven and Probable Reserves and Measured and Indicated Resources, in addition to Inferred Resources at the bottom of the table.

These Reserves and Resources are exclusive of each other category.

Figure 3-1 shows the Los Rosarios System Reserve / Resource Blocks.

PAH has excluded the zinc mineralization from the Reserve Base. However, zinc may represent a significant value for La Parrilla Silver Mine operation, because the zinc flotation circuit was under preliminary testing during PAH's site visit. Metallurgical results are not available at this time to estimate parameters such as recovery rates, etc. for conversion of zinc resources to reserves. In the current resource grade estimates, the zinc has been considered as part of the block's grade, and only included on preliminary assessment of the value for silver equivalent calculation.

PAH notes that these Resources are in addition to the previously reported Reserves.

Additional geologic potential exists within the area of La Parrilla Silver Mine to investigate targets that may result in significant resource development for the mining operation. Direct exploration of geophysical anomalies may result in significant target zones for further exploration. Previous investigations by Grupo México have also indicated Induced Polarization anomalies, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the FMPlata holdings are the following:

- San José mine
- Sacramento
- Cerro Santiago
- Stockwork zone to the east of Quebradillas
- Las Víboras
- San Marqueña
- Mina Santa Paula
- Color anomaly to the west of San José de la Parrilla
- La Protectora, etc.

TABLE 3-1
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Mineral Reserves and Resources Prepared by FMS, Reviewed by PAH. As of October 31, 2007 (1,2,7)

| Total Proven and Probable Reserves | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Deposit | Mineralization | Category | Metric Tonnes | Width | Grade | | | | Contained Silver, ounces (3,4,5) | |
| | Oxides / Sulfides | | Tonnes | meters | Gold g/tonne | Silver g/tonne | Lead, % | Zinc, % | Silver only | Silver equivalent |
| Reserves | Oxides | Proven | 195,282 | 2.69 | 0.00 | 330 | 0.00 | 0.00 | 2,073,595 | 2,111,266 |
| Reserves | Oxides | Probable | 104,925 | 2.69 | 0.00 | 325 | 0.00 | 0.00 | 1,096,106 | 1,116,347 |
| | | | | | | | | | | |
| Reserves | Sulfides | Proven | 156,087 | 2.83 | 0.00 | 316 | 1.41 | 1.28 | 1,586,155 | 1,736,704 |
| Reserves | Sulfides | Probable | 97,101 | 3.14 | 0.00 | 336 | 1.08 | 0.38 | 1,049,579 | 1,143,235 |
| Proven plus Probable Oxides plus Sulfides Reserves (6,7) | | | 553,394 | [illegible] | 0.00 | 326 | 0.59 | 0.43 | 5,805,435 | [illegible] |
| Resources | Oxides | Measured | 380,481 | 4.22 | 0.22 | 402 | 0.00 | 0.00 | 4,913,567 | 4,986,964 |
| Resources | Oxides | Indicated | 586,079 | 3.31 | 0.17 | 264 | 0.00 | 0.00 | 4,983,267 | 5,096,324 |
| | | | | | | | | | | |
| Resources | Sulfides | Measured | 962,148 | 6.85 | 0.11 | 325 | 2.85 | 2.74 | 10,045,496 | 12,613,000 |
| Resources | Sulfides | Indicated | 738,962 | 4.68 | 0.06 | 196 | 3.35 | 5.39 | 4,668,187 | 6,640,117 |
| Measured plus Indicated Oxides plus Sulfides Resources (7) | | | 2,667,671 | 5.10 | 0.13 | 287 | 1.95 | 2.48 | 24,610,517 | 29,336,405 |
| Oxides plus Sulfides (Proven + Probable) Reserves plus (Measured + Indicated) Resources (6,7) | | | 3,221,065 | 4.71 | 0.10 | 294 | 1.72 | 2.13 | 30,415,952 | 35,443,966 |
| Resources | Oxides | Inferred | 1,292,363 | 3.05 | 0.11 | 321 | 0.02 | 0.01 | 13,332,401 | 13,581,704 |
| Resources | Sulfides | Inferred | 2,864,868 | 3.96 | 0.13 | 189 | 2.09 | 2.27 | 17,412,414 | 25,057,346 |
| Inferred Oxides plus Sulfides Resources (6,7) | | | 4,157,231 | 3.68 | 0.13 | 230 | 1.45 | 1.57 | 30,744,815 | 38,639,050 |

(1) Cutoff and silver equivalent based on sales. Prices used for evaluation: Ag-$10.50/oz; Pb-$0.64/lb; Zn-$1.16/lb.
(2) Cutoff grade estimated for oxides are as 221 g/tonne Ag only, and for sulfides are as 215 g/tonne Ag only. Zinc is not considered in reserves.
(3) Cutoff grade estimated for oxides are as 215 g/tonne - Ag equivalent including Au credit = 6 g/tonne Ag.
(4) Cutoff grade estimated for Ag/Pb sulfides are as 185 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag.
(5) Cutoff grade estimated for Ag/Pb/Zn sulfides in resources as 132 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag and Zn credit = 53 g/tonne Ag.
(6) Figures in table may not match due to rounded estimates in Excel spreadsheets.
(7) Reserves and resources are exclusive of each other.



NW
SE
2,200 m.a.s.l.
1,700
1,600
LA BLANCA MINE
ROSARIO MINE
LA ROSA MINE
SANTA ENCARNACION SHAFT
INFERRED OXIDES
SULFIDES
ORE SHOOT 1
ORE SHOOT 2
ORE SHOOT 3
BLOCK LR-2F
BLOCK LR-2D
LRI-01
LRI-02
LRI-03
LRI-04
LRI-05
Section 21W-21W
Section 20W-20W
Section 19W-19W
Section 18W-18W
Section 17W-17W
Section 16W-16W
Section 15W-15W
Section 14W-14W
Section 13W-13W
Section 12W-12W
Section 11W-11W
Section 10W-10W
Section 09W-09W
Section 08W-08W
Section 07W-07W
Section 06W-06W
Section 05W-05W
Section 04W-04W
Section 03W-03W
Section 02W-02W
Section 01W-01W
Section 0-0'
Section 1-1'
Section 2-2'
Section 3-3'
Section 4-4'
Section 5-5'
Section 6-6'
Section 7-7'
Section 8-8'
Section 9-9'
Section 10-10'
RESERVES
PROVEN
PROBABLE
DDH Finished
DDH Finished (values less than 100 g/t)
RESOURCES
MEASURED
INDICATED
INFERRED
DDH in process
DDH Programmed
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
60532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.3-1.dwg


FIGURE 3-1
LOS ROSARIOS VEIN SYSTEM
RESERVE / RESOURCE BLOCK

Additional Inferred Resources have been projected in Rosarios, Quebradillas, and San Marcos zones.

FMPlata operates three mines in La Parrilla Silver Mine area. The Rosa/Rosario and La Blanca, the San Marcos, and Quebradillas operations, all of which are separate mines within an area of about 10 $km^2$. The production from the mines during 2007 has been about 151,400 tonnes at an average grade of 221 g/tonne Ag. This production includes about 51,000 tonnes of ore extracted from development workings that were not included in the previously reported reserves. Oxide ore mined was about 93,200 tonnes, while sulfide ore mined was about 58,200 tonnes. The tonnes milled during the 10 months totaled 142,800 tonnes.

La Parrilla Silver Mine process plant has both an oxide recovery circuit and sulfide recovery circuit; therefore both doré metal bars and flotation concentrates are produced. Products are marketed to Met-Mex Peñoles' smelter and refineries, located in Torreón, Coahuila. Silver production for the first 10 months of 2007 was about 707,200 equivalent ounces of silver. Future plans require improvements in production rates, ore head grades and mill recoveries to achieve about 1.54 million ounces of silver equivalent production per year by the end of 2008.

Mining is semi mechanized with trackless loading and hauling. Some drilling is done with a new 2-boom electro-hydraulic drill jumbo, but most development and production drilling is accomplished with hand-held jackleg drills. The principal stoping method for the near-vertical veins of La Parrilla is overhand cut and fill, with backfill mainly obtained from development waste. Drifting and ramping is all trackless, and at times old drifts and other workings that are used in the modern FMPlata operations are slashed out to accommodate the trackless equipment. Raising is mainly done conventionally as "bald-headed raises", but some major raises, ventilation, orepasses, etc, are done with contracted raise boring equipment.

The mines are dry and very little water handling is required. Ventilation is primarily by natural flow, and the operators are in the process of boring exhaust ventilation raises for both the San Marcos and Quebradillas operations. Compressed air is provided from surface compressor stations in all three operations.

The ore processing plant at La Parrilla Silver Mine processes both oxide and sulfide silver ore in two separate parallel circuits. The oxide circuit processes an average of 300 tonnes per day of ore containing 200 grams per tonne of silver and recovers about 65 percent of the contained silver as silver bars. The sulfide circuit processes an average of 180 tonnes per day of ore containing about 175 grams per tonne silver and one percent lead and recovers about 65 percent of the silver and about 55 percent of the lead into a concentrate containing about 4.0 kilograms per tonne silver and 28 percent lead.

The plant was extensively expanded and modified in 2006 to allow processing of both oxide and sulfide ore at a rate of 400 tonnes per day each, but has yet to reach full capacity, primarily because of insufficient availability of ore. Metal recoveries have also yet to reach expected values with the plant still in a start-up mode with modifications ongoing and operators learning how best to operate it. Metal recoveries are expected to gradually rise to 70 percent, and may, perhaps, improve further as the mineral

processed is extracted from other areas of the mine outside of the transition zone. In addition to the plant expansion, the tailing containment area has recently been expanded.

Figure 3-2 shows Ore Processing Plant Layout.

Infrastructure for the operation is well established with adequate roads, buildings and utility systems. Power and water supply systems were expanded in 2006 to mine and process ore at a higher rate than in the past.

PAH is not aware of any environmental liabilities in La Parrilla Silver Mine mining district. FMPlata applied for modifications to the previous operating permits ("Permiso Unico Ambiental") to accommodate the expansion for the processing plant installations. This was granted on March 23, 2006. Most of the surrounding area to La Parrilla Silver Mine is prospective land, except for the San José de la Parrilla town, where no mining activity takes place.

The mine operations are contracted to outside contractors, and surface ore and waste haulage is also contracted. The administration, beneficiation plant and ancillary functions are all accomplished with company personnel. The total personnel on site at the end of October 2007 totaled 473 people of which 331 were outside contractors. The overall efficiencies achieved to date (October 31) in 2007 were about 1.1 tonnes per man-shift, while that for the mine operation only, were about 2.2 tonnes per man-shift.

Capital expenditures are estimated at about $10.9 million in 2007, $6.8 million in 2008, at $2.8 million for 2009 and 0.70 million per year through 2010. The detail of the capital costs is found in the following Table.

**TABLE 3-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Project Capital Expenditures for 2008, 2009 and 2010 (U.S. Cy)**

| YEAR | 2008 | 2009 | 2010 |
|---|---|---|---|
| **Mine & Exploration Projects** | | | |
| Geophysics and Geochemestry | 194,000 | | |
| Underground development | 585,000 | 1,000,000 | |
| Surface Diamond drilling | 1,750,000 | 1,000,000 | |
| Underground Diamond drilling | 720,000 | 250,000 | 150,000 |
| **Sub-Total Mine & Expl.Projects** | **3,249,000** | **2,250,000** | **150,000** |
| **Mine Equipmment** | | | |
| Scoop Trams | 2,000,000 | | |
| Trucks | 900,000 | | |
| Tractor | 30,000 | | |
| Pick up | 20,000 | | |
| Hoist | 50,000 | | |
| Other | 90,000 | 250000 | 250000 |
| **Sub-Total Mine** | **3,090,000** | **250,000** | **250,000** |
| **General Infraestructure** | | | |
| Housing | 15,000 | | |
| Remediation old tailings | 60,000 | 50,000 | 50000 |
| Office | 45,000 | | |
| Lab Equipment (furnace) | 40,000 | | |
| Hardware and Software | 10,000 | | |
| **Sub-Total General Infraestructure** | **170,000** | **50,000** | **50,000** |
| **Sub-Total Mill** | **200,000** | **200,000** | **200,000** |
| **Sub-Total Other** | **50,000** | **50,000** | **50,000** |
| TOTAL | 6,759,000 | 2,800,000 | 700,000 |


10,200 N
Línea de Descarga de
Espesadores de
Contacto Strupack
Campamento
puerta
Oficinas
SCALE
0
15
30
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80535
Drawing Provided by/Prepared for
FIRST MAJESTIC
SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 3-2
ORE PROCESSING
PLANT LAYOUT
Date of Issue
Jan/2008
Drawing Name
Fig.3-2.dwg

Site operating costs have averaged about $50 per tonne mined and milled for all of 2006 and for the first ten months of 2007 have averaged about $43 per tonne mined and milled. The mining costs were about $14 per tonne, milling costs were about $24 for oxide ores and $14 for sulfide ores per tonne and site G&A costs averaged about $6.50 per tonne.

**TABLE 3-3**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Summary of Operating Costs**

| Concept Area | Type of Ore | |
|---|---|---|
| | Oxides | Sulfides |
| Mine | 13.83 | 13.83 |
| Mill | 23.62 | 14.13 |
| Site G&A | 6.50 | 6.50 |
| Marketing, SR, Freights, etc. | 1.55 | 8.67 |
| **Total OC for Cutoff** | **45.50** | **43.13** |

An economic analysis of the project resulted in a net present value of $8.5M with an Internal Rate of Return of 15 percent. These values show La Parrilla Silver Mine's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion La Parrilla Silver Mine operation should reach operating capacity during 2008.

PAH believes that La Parrilla Silver Mine Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves and Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by FMPlata for the La Parrilla Silver Mine were reviewed by PAH and constitute part of an operation by FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Parrilla Silver Mine operation shows positive economics as measured by a cash flow exercise, and thus the postulated Reserve position is accepted.

TABLE 3-4
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Economic Analysis Results as to October 31, 2007

| ECONOMIC EVALUATION | Projections, % | US $ |
|---|---|---|
| | IRR | NPV |
| NPV | 0.00 | 10,259,000 |
| | 0.10 | 8,984,515 |
| | 0.15 | 8,454,855 |
| | 0.20 | 7,982,037 |
| | 0.25 | 7,557,600 |

## 4.0 INTRODUCTION

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare an updated Technical Report covering the La Parrilla Silver Mine located in the Municipality of Nombre de Dios, Durango State, México. This report is an update of Technical Report for the La Parrilla Silver Mine, Durango State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, and it is referred to as Technical Report Amended herein.

The objective of this Technical Report is to provide FMS with an updated report that will follow existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

### 4.1 *Qualified Person and Participating Personnel*

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-C.P.G.-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the periods of May 15 – 18 and November 13 - 18, 2007 to review current status of the property. Another team of PAH professionals visited La Parrilla Silver Mine to review environmental, mine, plant and safety issues during the period of April 13 – 15, 2007. Mr. López's prior visit to La Parrilla Silver Mine was in June 21, 2006 as part of a PAH team of professionals to review the operations. Mr. López reviewed available information on La Parrilla Silver Mine and has assembled the location, tenure, history, environmental considerations, and all aspects of the geology, and reviewed the sampling, data verification, drilling and project resources. Other PAH members collaborated in the review of reserve estimates, mine and processing, operations and operating and capital costs for La Parrilla Silver Mine and operation.

### 4.2 *Terms and Definitions*

La Parrilla Silver Mine consists of silver / lead / zinc oxidized and sulfides mineral deposits located in the State of Durango, México. La Parrilla Silver Mine comprises numerous mineralized structures, vein, breccia zones and metasomatic mineral concentrations within the area, including additional geologic potential to discover other projected concentrations along regional and local structures and their projected intersections. Some of the known deposits within the La Parrilla Silver Mine area are the following:

- Los Rosarios, La Rosa and La Blanca/San José vein system (Los Rosarios System).
- San Marcos.
- Quebradillas,
- Las Vacas,
- San Nicolas,
- Las Animas, and

- Numerous other targets for exploration along known structures and projected intersections, such as Milagros, La Víbora, Sacramento etc.

In this report:

- FMS refers to First Majestic Silver Corp.

- CFM refers to Corporación First Majestic, S.A. de C.V. a Mexican holding company wholly owned subsidiary of FMS, which was incorporated on July 31, 2007 and effected corporate restructuring on August 14, 2007 by which CFM now holds all ownership, including all shares of Desmín, La Encantada and FMPlata. FMS Press Release of November 29, 2007 published on SEDAR site).

- FMPlata refers to First Majestic Plata, S.A. de C.V. a wholly owned subsidiary of Corporación First Majestic, S.A. de C.V. It was incorporated on July 31, 2007 to hold the La Parrilla Silver Mine mineral rights, ownership and obligations held through First Majestic Resources México, S.A. de C.V. including all FMRM shares and acquisitions from Industrial Minera México, S.A. de C.V., its subsidiaries and other third parties. All changes were effected on August 14, 2007.

- FMRM refers to First Majestic Resources México, S.A. de C.V., a wholly-owned Mexican subsidiary of FMS held under the Mexican holding company CFM, and operator of La Parrilla Silver Mine. FMRM ownership and rights were transferred to FMPlata on August 14, 2007.

- PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.

- Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.

- La Parrilla Silver Mine, La Parrilla mine, La Parrilla district or La Parrilla refers to the operating underground mines, processing plants and infrastructure facilities that form this industrial complex and all the surrounding ground owned by FMPlata.

- Mina Los Rosarios, S.A. de C.V. is a Mexican mining company owned by Mr. José Antonio Gámiz Quiñones and Family, former operator of the La Parrilla mines and plant. FMRM acquired the rights to La Parrilla from this company.

- Grupo México refers to the corporation that holds ownership of ASARCO, former ASARCO Mexicana, and a group of Mexican Companies, subsidiaries of Industrial Minera México, S.A. de C.V., including Minera Montana, S. de R.L. de C.V., Mexicana del Arco, S.A. de C.V. and Minerales Metálicos del Norte, S.A. de C.V., from which FMRM has purchased mining concessions and properties within La Parrilla area.

- Resource and Reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.

- Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."

- CFM refers to Comisión de Fomento Minero, a Mexican Federal Entity responsible for support and promoting mining activities, including financing and exploration, mining and processing through contracting by small-scale miners (gambusinos). It was shut down by the Mexican Federal Government.

## 4.3 *Units*

All units are carried in metric units, also unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gptonne or g/tonne), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

| Abbreviation | Unit or Term |
|---|---|
| $Al_2O_3$ | Alumina |
| ANFO | Ammonium nitrate/fuel oil |
| ASTM | American Society for Testing and Materials |
| Sb | Antimony |
| Ag | Silver |
| As | Arsenic |
| Au | Gold |
| Bi | Bismuth |
| Cd | Cadmium |
| Co | Cobalt |
| Cu | Copper |
| In | Indium |
| Fe | Iron |
| g/tonne (gptonne) | Grams per tonne |
| ha | Hectare (10,000 $m^2$) |
| kcal | Kilocalories |
| kg | Kilograms |
| km | Kilometer |
| k | Thousands |
| Pb | Lead |

LOM — Life of Mine
Mn — Manganese
Hg — Mercury
m — Meters
masl — Meters Above Sea Level
mm — Millimeters
M — Million
Mt — Million Tonnes
mtpd — Metric tonnes per day
Mtpy — Million tonnes per year
NPV — Net Present Value
Ni — Nickel
oz — Ounces
% — Percent by weight
Patio — refers to yard, court or stocking ground
Se — Selenium
SiO — Silica
Sn — Tin
T or t — Metric Tonne (2,204 lbs)
Te — Tellurium
Ti — Titanium
tpa — Tonnes per annum
tpy — Tonnes per year
tpd — Tonnes per day
ug — Underground
WO — Tungsten Oxide
Zn — Zinc
$ — United States Dollars
$NP — New Mexican Pesos
C$ — Canadian Dollars

## 4.4 *Source Documents*

The source documents for this report are summarized in Section 24.

## 5.0 RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. ("Consultant") and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

- Resource and Reserve Estimates by First Majestic Plata or First Majestic Resources México (FMRM) for La Parrilla Silver Mine. Prepared by FMPlata and FMRM staff and reviewed by PAH. July/October 2007.

- Technical Report for the La Parrilla Silver Mine Amended, Durango State, México (Technical Report Amended). Prepared for First Majestic Silver Corp. Prepared by Pincock, Allen & Holt, Inc., July 24, 2007, and published in SEDAR on July 25, 2007.

- La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.

- Legal Opinion – First Majestic Plata, S.A. de C.V., a wholly owned subsidiary of Corporación First Majestic, S.A. de C.V. wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on November 22, 2007.

- Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.

- Information provided by FMRM and FMS as owners and operators of La Parrilla mine, including data from 2006 to October 2007.

- Information provided by FMRM on concession titles on behalf of the La Parrilla mining operation, as follows:

    - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the "Licencia Ambiental Unica No. LAU-10/016-2005" dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, registration No. "FMR141001611" dated April 17, 2006.

    - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam "Parrilla II". Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.

- State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006. registration of title rights on October 26, 2006.

- Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances, including the use of Sodium Cyanide. Dated June 15, 2006.

- Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales, Unidad de Aprovechamiento y Restauración de Recursos Naturales. Document No. SG/130.2.2./000979. Authorization to change the use of land for the project construction and operation of the La Parrilla II Tailings Dam of the La Parrilla Mining Operation. Dated on Durango city April 27, 2007.

- PAH observations on site visits during the periods of June 20-25, 2006; April 13-15, 2007; May 15 – 18, 2007 and November 13 – 18, 2007.

PAH believes that this information is reliable for use in this report.

This information was also reviewed by FMPlata legal advisers and a legal opinion was provided to PAH by the Durango City-based Lawyers Firm of Mr. Carlos Galván Pastoriza. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental compliance for the La Parrilla Silver Mine mining – metallurgical operation to be accurate and current and legal standing.

## 6.0 PROPERTY DESCRIPTION AND LOCATION

La Parrilla Silver Mine is owned and operated by First Majestic Plata, S.A. de C.V. (FMPlata) a wholly-owned subsidiary of Corporación First Majestic, S.A. de C.V., a Mexican holding company wholly owned by First Majestic Silver Corp. of Vancouver, Canada (FMS).

Additional details of property description and location are presented in Technical Report Amended for La Parrilla Silver Mine of July 24, and published in SEDAR on July 25, 2007.

Figure 6-1 presents a general site map.

Location coordinates to approximate center of La Parrilla Silver Mine are as follows:

| Geographic | | UTM | |
|---|---|---|---|
| North | 23° 44' 16" | North | 2,625,000 |
| West | 104° 06' 26" | East | 591,500 |

Figure 6-2 is a general location map.

### 6.1 *Property Description*

This Technical Report presents an update of La Parrilla Silver Mine's current operating conditions and projections as planned by FMPlata. La Parrilla Silver Mine property modifications for the period of June to October, 2007 include the following:

The La Parrilla Silver Mine mining rights covered by First Majestic Resources México, S.A. de C.V. a wholly owned subsidiary of FMS have been transferred to the newly founded First Majestic Plata, S.A. de C.V. a corporation owned by the newly created Mexican holding company Corporación First Majestic, S.A. de C.V. which consolidates all shares and ownership of the Mexican operations by First Majestic Silver Corp. of Vancouver, BC.

All the Mining Concessions legal status was provided by legal opinion, dated November 22, 2007 from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by First Majestic Plata, S.A. de C.V. are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits for the period that covers to December 31, 2007.

Figure 6-3 is a mining concessions map.



2040
2045
2050
2055
2,626,000 N
2,625,500 N
2,625,000 N
591,000 E
591,500 E
CAMINO VECINAL
CAMINO
ESCUELA PRIMARIA
CAMINOS
Polvorines
SAN CARLOS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80535
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.6-1.dwg


FIGURE 6-1
GENERAL SITE MAP



CHIHUAHUA
DURANGO
Torreon
Culiacán
Durango
San José de
La Parrilla
Sombrerete
ZACATECAS
Mazatlán
SAN
LUIS
POTOSI
Zacatecas
GULF OF
MEXICO
PACIFIC
OCEAN
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
0532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
2.dwg


FIGURE 6-2
GENERAL LOCATION MAP



SAN JOSÉ
DE LA PARRILLA
LOS ROSARIOS
LA ESTRELLA
SAN NICOLAS
TIRO SAN NICOLAS
LA ZACATECANA
LA VIRGINIA
SACRAMENTO
LAS VACAS
LA PROTECTORA
LA ENCARNACION
LA ESPERANZA
PARRILLA NORTE
PARRILLA SUR
LEGEND
OBRA MINERA
POBLADO
CASAS AISLADAS
FM PLATA
FM PLATA
OTHERS
SCALE
0
250
500
1000
METERS


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | ***FIRST MAJESTIC SILVER Corp.*** | FIGURE 6-3<br>MINING CONCESSIONS | Jan/2008 |
| Project No. 80532 | Project Name<br>La Parrilla Silver Mine | | Drawing Name<br>Fig.6-3.dwg |

La Parrilla Silver Mine holds 38 contiguous mining concessions in the La Parrilla Silver Mine mining district that cover mineral rights for 53,249.21 hectares (131,581.20 acres). These include 36 mining concessions with exploitation rights (3,433.50 hectares or 8,484.34 acres). La Parrilla Silver Mine also applied for two mining claims, which have been approved, Michis and La Providencia covering 49,815.71 hectares (123,096.80 acres) of the surrounding area to those claims acquired from Grupo México and Minera Los Rosarios.

Table 6-1 presents a list of La Parrilla Silver Mine concessions.

## 6.2 *Mineral Tenure*

FMS acquisition rights of La Parrilla Silver Mine claims from Grupo México include a Net Smelter Return (NSR) of 1.5% royalty payments that may be acquired by FMPlata for a total of US$2,000,000. There are no other encumbrances on La Parrilla Silver Mine mining concessions. FMPlata has recently negotiated a lease on the land where the second tailings dam has being built and is now operating; this includes a yearly payment to the Ejido San José de La Parrilla.

## 6.3 *Environmental*

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

La Parrilla Silver Mine area is located, within the Ejido San José de la Parrilla and also within private property. La Parrilla Silver Mine has made an Agreement for the surface rights from Ejido San José de La Parrilla under the provisions included in the Mexican Mining Law to permit the use of surface rights for development of projects that are of general economic interest, including mining operations.

PAH is not aware of any pending environmental liabilities at the La Parrilla Silver Mine area of operations.

TABLE 6-1
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Mining Concessions

| No. | Name | Title No. | Surface Ha. | Ownership |
|---|---|---|---|---|
| 1 | Protectora 2 | 169,302 | 32.3560 | FMPlata |
| 2 | Extensión Rosa | 169,303 | 6.0000 | FMPlata |
| 3 | Rosa y Anexas | 169,304 | 4.0000 | FMPlata |
| 4 | Rosario | 169,305 | 5.3670 | FMPlata |
| 5 | El Salvador | 169,306 | 1.0000 | FMPlata |
| 6 | Ampliación Los Rosarios | 169,307 | 4.0000 | FMPlata |
| 7 | Los Michosos | 169,308 | 15.9673 | FMPlata |
| 8 | San José | 169,309 | 6.0000 | FMPlata |
| 9 | San Marcos | 169,310 | 10.0000 | FMPlata |
| 10 | La Protectora | 169,311 | 83.8767 | FMPlata |
| 11 | Ampliación del Rosario 2 | 169,312 | 7.5000 | FMPlata |
| 12 | San Nicolás | 169,313 | 95.4983 | FMPlata |
| 13 | Los Rosarios | 171,082 | 11.0000 | FMPlata (2) |
| 14 | La Encarnación | 150,935 | 16.0000 | FMPlata (2) |
| 15 | San Ignacio Dos | 158,205 | 8.9286 | FMPlata (2) |
| 16 | Parrilla II | 203,302 | 16.0000 | FMPlata (2) |
| 17 | Parrilla V | 203,987 | 0.4088 | FMPlata (2) |
| 18 | El Tecolote | 121,256 | 20.0000 | FMPlata (2) |
| 19 | Las Vacas | 122,739 | 40.0000 | FMPlata (2) |
| 20 | La Asunción de Quebradillas | 124,290 | 12.0000 | FMPlata (2) |
| 21 | El Socorro | 136,808 | 15.3702 | FMPlata (2) |
| 22 | Parrilla 18 | 210,061 | 9.2208 | FMPlata (2) |
| 23 | Parrilla 16 | 214,003 | 44.4244 | FMPlata (2) |
| 24 | Parrilla 19 | 214,557 | 30.0068 | FMPlata (2) |
| 25 | Parrilla 21 | 216,554 | 26.8962 | FMPlata (2) |
| 26 | Parrilla 20 | 216,723 | 9.0000 | FMPlata (2) |
| 27 | Parrilla 22 | 219,888 | 53.9870 | FMPlata (2) |
| 28 | Parrilla XIV | 198,568 | 33.1581 | FMPlata (2) |
| 29 | Parrilla Sur | 198,569 | 874.6880 | FMPlata (2) |
| 30 | Parrilla Norte | 198,570 | 1,742.3879 | FMPlata (2) |
| 31 | Parrilla III | 204,357 | 32.5267 | FMPlata (2) |
| 32 | Parrilla VI | 204,358 | 10.0000 | FMPlata (2) |
| 33 | Parrilla VII | 204,520 | 20.8434 | FMPlata (2) |
| 34 | Parrilla IV | 211,943 | 38.1396 | FMPlata (2) |
| 35 | Parrilla 15 | 212,351 | 8.9420 | FMPlata (2) |
| 36 | La Zacatecana | 217,646 | 88.0107 | FMPlata (2) |
| 37 | Michis | 230,602 | 31,350.0000 | FMPlata |
| 38 | La Providencia | 229,493 | 18,465.7120 | FMPlata |
| | **Total Hectares** | | **53,249.2165** | |

(1) All concessions have been transferred to FMPlata

(2) Concessions with provisions to pay royalties

## 7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Parrilla Silver Mine is located in the southeastern part of the state of Durango, at about 60km to the southeast from the capital city of Durango. It is located in the municipality of Nombre de Dios, at about 1km to the SE of the village of San José de la Parrilla.

Geographic coordinates for the central part of La Parrilla Silver Mine area are as follows:

N – 2,625,000; E – 591,500.

La Parrilla Silver Mine district consists of numerous silver / gold / lead / zinc underground mines, Los Rosarios, La Rosa, San José, La Blanca, San Marcos, Las Vacas, Quebradillas, Las Víboras, San Marqueña, Sacramento, Cerro Santiago, Santa Paula and other small workings. FMPlata has consolidated the district into the La Parrilla Silver Mine operation.

Additional details on Accessibility, Infrastructure, Climate, Vegetation, Physiography, Hydrology and Local Resources are presented in Technical Report Amended.

A project access map is shown in Figure 7-1.


Durango
Nombre de Dios
SAN MARTIN
SOMBRERETE
SABINAS
Chalchihuites
Tocayos
LA PARRILLA
SILVER MINE
La Colorada
Fresnillo
Zacatecas
Real de Asientos
MEXICO
LEYENDA
Mina en Producción
0
50
Kilometers
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.7-1.dwg

FIGURE 7-1
MINING DISTRICTS within LA PARRILLA REGION

## 8.0 HISTORY

La Parrilla Silver Mine mining district was discovered during the Spanish Colonial Times of the XVI century, when mining activity began in the region. Mining districts that are still in operation within this region include mines at Fresnillo, San Martín, Sombrerete, La Colorada, Cerro del Mercado, and others.

La Parrilla Silver Mine consists of underground silver-gold-lead mines with a processing facility that was originally constructed in 1956. The mine and plant were operated until 1999, when operations were shut down due to low silver prices. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. who operated the mine until 1999. The Comisión de Fomento Minero (CFM), a Mexican Federal Entity responsible for promoting and supporting mining, constructed a 180 tpd flotation plant at La Parrilla Silver Mine, which operated as a custom mill, processing ores from nearby areas, such as Chalchihuites, Sombrerete, Zacatecas, etc. This plant was purchased in 1990 by Minera Los Rosarios from CFM. Subsequently, in 2004, FMS acquired the mining rights and the plant from Minera Los Rosarios, and in 2006 successfully negotiated the acquisition of the mineral rights held by Grupo México. Today FMS has consolidated ownership of the plant and all the land surrounding La Parrilla Silver Mine, where numerous mineral occurrences and mineral deposits are being investigated.

Production records by ASARCO and Consejo de Recursos Minerales, plus surveying volumes of old stopes within La Parrilla Silver Mine's district, suggest that approximately 1.2 million tonnes of silver ores were extracted from these mines at an estimated grade of 321 g/tonne Ag, 1.8 % Pb and 1.7 % Zn.

FMS's production from the La Parrilla Silver Mine area (June 2004 to December 2007) amounts to 276,196 tonnes with recovered average grade of 205 g/tonne Ag. These are included in total production within the mining district.

Table 8-1 summarizes the La Parrilla Silver Mine district's historical production.

First Majestic Silver Corp has consolidated ownership of the La Parrilla Silver Mine concessions and property under First Majestic Resources, SA de CV and newly renamed (July 31, 2007) the operating company First Majestic Plata, S.A. de C.V. This operating company is held under FMS's newly created wholly owned Mexican Holding Company, Corporación First Majestic, S.A. de C.V. (CFM). These changes have been incorporated as of August 14, 2007.

FMS resumed operations at La Parrilla Silver Mine in June, 2004, with plans to improve and expand operations. In 2006 FMS initiated construction of a flotation plant within the cyanidation plant facilities, for total production capacity of 800 tonnes per day, including 400 tonnes per day of oxide ore and 400 tonnes of sulfide ore. This flexibility allows for a more efficient processing of the ores extracted from the various mines within the area.

FMPlata has been developing an aggressive exploration program in the area to increase La Parrilla Silver Mine Resources and Reserves. This program includes drilling with six surface drilling rigs operating in the area, as well as underground development.

**TABLE 8-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Historical Mineral Production (*)**

| Mine | Metric Tonnes | Average Grade | | |
|---|---|---|---|---|
| | | Silver g/tonne | Pb % | Zn % |
| Los Rosarios | 530,000 | 450 | 2.60 | 2.80 |
| San Marcos | 100,000 | 250 | 2.20 | 0.50 |
| San José | 50,000 | 125 | 2.00 | 0.80 |
| La Rosa | 20,000 | 350 | 2.50 | 2.00 |
| Mina Los Rosarios, SA de CV | 230,514 | 235 | 1.89 | 1.74 |
| FMPlata production (2) | 276,196 | 205 | - | - |
| **Total Estimated Recovered Production** | **1,206,710** | **321** | **1.81** | **1.67** |
| **Total (ounces, lbs, lbs) =** | | **12,459,730** | **48,141,658** | **44,425,173** |

(*) Data provided by FMS from ASARCO, Consejo de Recursos Minerales and FMPlata.

(1) reported production by Mina Los Rosarios, S.A. de C.V. (1978 - 1991).

(2) FMS production fromJun 2004 to Dec 2007, including 16,589 tonnes of reprocessed dumps.

## 9.0 GEOLOGICAL SETTING

Please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was published on July 25, 2007 in SEDAR.

La Parrilla Silver Mine district is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, within the sub-province of Sierras y Llanuras de Durango. La Parrilla Silver Mine is located in the northern side of a contact zone between a dioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

To this date, there are no changes to report regarding the La Parrilla Silver Mine geology.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.

Figure 9-1 shows La Parrilla Silver Mine Regional Geologic Map.


STRATIGRAPHIC COLUMN
UNITS
SYMBOLS
LITHOLOGY
AGE
ALLUVIUM
QUATERNARY
TERTIARY
INDIDURA FORMATION
THIN STRATIFICATION SHALES AND LIMESTONES
UPPER CRETACEOUS
CUESTA DEL CURA FORMATION
THIN LIMESTONES WITH LENSES AND FLINT BANDS
LOWER CRETACEOUS
DIORITE
SKARN
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
SCALE
0
125
250
500
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.9-1.dwg

FIGURE 9-1
LA PARRILLA SILVER MINE
GEOLOGIC MAP

## 10.0 DEPOSIT TYPES

La Parrilla Silver Mine mineral deposits consist of structurally-controlled mineral concentrations of silver, gold, lead, zinc and other secondary minerals. These occur associated and partly enclosed by the metasomatic zone created by a stock of dioritic composition intruding a sequence of calcareous rocks of Cretaceous age.

The plutonic cycle originated uplifting and intense faulting and fracturing of the pre-existing sedimentary rocks. A broad zone of metasomatic alteration was developed around the outer zone of the intrusive and into the sedimentary rocks, which may reach up to about 2km in the southern part of the outcropping contact zone at the La Parrilla Silver Mine area.

Figure 10-1 shows a sketch of a typical skarn deposit.

To this date, there are no changes to report regarding the La Parrilla Silver Mine geology.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.


DISTAL
REPLACEMENT
Ag-Pb-Zn
Vacas
PROXIMAL-DISTAL
REPLACEMENT
Ag-Pb-Zn
Los Rosario-La Blanca-San Marcos-Quebradillas
DISTAL
Au-Ag Bodies
Cerro Santiago-San Marqueña
Skarn
Replacement
Cretaceous limestones
Skarn-Replacement
San Martin Type
Ag-Pb-Zn)
FELSIC INTRUSION
(OLIGOCENE)
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.10-1.dwg

FIGURE 10-1
SKETCH of a TYPICAL SKARN DEPOSIT

## 11.0 MINERALIZATION

Mineralization at La Parrilla Silver Mine is a typical assemblage of metasomatic deposit and hydrothermal vein deposits with a high content of silver. These mineral assemblages have been affected by processes of oxidation and secondary enrichment. They mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, which consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

Figure 11-1 shows oxides mineralization at the Quebradillas mine.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides.

Figure 11-2 shows sulphides mineralization at the Vacas mine.

Figure 11-3 shows a view of outcroppings and old surface workings at the Vacas mine area.

The La Parrilla Silver Mine mineralization occurs along a vertical range of about 600m in vertical extension (2,300m to 1,700m above sea level). This extension is known through underground development and drill holes and it is still open to depth. Known longitudinal extensions vary from about 1,200 meters at the Los Rosarios system, 500 meters at the San Marcos vein system, and about 400 meters at the Quebradillas area; however some of these systems may be continuous, such as Los Rosarios System and San Marcos.

To this date, there are no changes to report regarding the La Parrilla Silver Mine mineralization.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.


OXIDES
SULFIDES
Elev. 2,200 m.a.s.l.
Elev. 2,100 m.a.s.l.
Elev. 2,000 m.a.s.l.
Elev. 1,900 m.a.s.l.
Level 1
Level 3
Level 5
Level 7
Level 8
Level 9
Indicated 2
Indicated 3
Indicated 4 and Indicated 5
Indicated 6
Indicated 1
ORE SHOOT 1
ORE SHOOT 2
Nivel 9
Nivel 8
Nivel 7
Nivel 5
Nivel 3
Nivel 1
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 11-1
MINERALIZATION DISTRIBUTION at ROSARIOS VEIN
Date of Issue
Jan/2008
Drawing Name
Fig.11-1.dwg


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
0532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 11-2
SAN MARCOS MINE
MI RALIZED BRECCIA ZONE - OXIDES
Date of Issue
Jan/2008
Drawing Name
2.dwg



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 11-3<br>STOCKWORK ZONE OUTCROPPINGS - QUEBRADILLA | Jan/2008 |
| Project No. 80532 | Project Name<br>La Parrilla Silver Mine | | Drawing Name<br>Fig.11-3.dwg |

# 12.0 EXPLORATION

## 12.1 *Introduction*

La Parrilla Silver Mine represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high metals prices. Common practice in these districts' development was to mine out high grade ores, for the most part, without exploration efforts.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

FMS through its wholly-owned Mexican subsidiary FMPlata has developed an aggressive exploration and development program that includes underground workings, such as ramps of access, drifting and crosscutting into the old working areas of the Los Rosarios System including La Blanca, San Marcos, Quebradillas and Vacas areas. This program is based on the following premises:

1. Plan and develop systematic production, increasing operating capacity, to take advantage of current high metal prices.

2. Recover oxides and sulphides mineralization consolidating mining blocks and increasing Reserves to support reasonable production schedule.

3. Support exploration activities for development, channel sampling and underground drilling.

4. Carry out an aggressive exploration program including deep drilling from underground and surface sites, and

5. Focus exploration efforts into regional exploration targets.

FMPlata is focusing exploration efforts on large volume targets while mining small to medium size volume mineral concentrations that were left within blocks and accessible areas along the workings.

Table 12-1 Exploration Programs at La Parrilla Silver Mine, through 2007.

TABLE 12-I
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Exploration Programs through 2007

| Area | Studies | Drilling | | | Total | Mine Development ug workings, m | | Total |
|---|---|---|---|---|---|---|---|---|
| | | No. DH | GM (1), m | FMPlata, m | m | GM (1), m | FMPlata, m | m |
| La Rosa/Rosarios | Geology/Geochemistry | 65 | 0 | 18,874 | 18,874 | | 5,776 | 5,776 |
| Rosarios Oxidos | Geology/Geochemistry | 17 | 0 | 1,623 | 1,623 | | | 0 |
| San Marcos | Geology/Geochemistry | 38 | 0 | 8,317 | 8,317 | | 1,097 | 1,097 |
| La Blanca/San José | Geology/Geochemistry | 33 | 0 | 9,156 | 9,156 | | 1,153 | 1,153 |
| Quebradillas | Geology/Geochemistry | 95 | 15,318 | 8,674 | 23,992 | 1,663 | 2,580 | 4,243 |
| Vacas | IP-1200m - 10 Sec. | 27 | 1,316 | 6,745 | 8,061 | | | 0 |
| San Nicolás | IP-1000m - 7 Sec. | 5 | 0 | 1,364 | 1,364 | | | 0 |
| Santa Paula | IP-1000m - 4 Sec. | 1 | 0 | 300 | 300 | | | 0 |
| Sacramento A | IP-2000m - 9 Sec. | | | | | | | 0 |
| Sacramento B | IP-1000m - 5 Sec. | | | | | | | 0 |
| Parrilla District | Airborne Magnetometry | | | | | | | 0 |
| Total | | 281 | 16,634 | 55,053 | 71,687 | 1,663 | 10,606 | 12,269 |

(1) GM = Grupo Mexico and subsidiaries

## 12.2 *Exploration Programs*

FMPlata exploration programs for the La Parrilla Silver Mine district are designed to investigate principally two types of targets:

- To increase La Parrilla Silver Mine Resource / Reserve base within currently producing areas. These targets include mine workings and drilling for confirmation of blocks and areas in the Los Rosarios System, La Blanca, San Marcos, Quebradillas, Las Vacas, etc.
- To investigate geophysical, geochemical and structural targets that may indicate significant concentrations of minerals. These target areas may represent large-volume exploration targets. These areas are generally associated with the contact zone between the regional intrusive stock and sedimentary formations, or with dykes and sills that may indicate favorable zones for mineral concentrations.
- Access, prepare and develop old mine workings such as Quebradillas, Las Vacas, San Marcos, etc.

FMPlata has considered a significant budget for investment in exploration at La Parrilla Silver Mine. This budget includes programs of exploration that have already shown positive results by indicating an important Resource / Reserve base for the mine. It appears that, at no other time during the life of the mine, La Parrilla Silver Mine has shown the Reserves and Resources currently estimated by FMPlata.

Table 12-2 shows the Exploration Program and Budget for 2008.

**TABLE 12-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**2008 Exploration Programs**

| Exploration Activities | Objetive | Area | Quantity | Total estimated cost US$ |
|---|---|---|---|---|
| Geophysical Survey IP | Define areas | Cerro Santiago | 15 km | 45,000 |
| | for drilling | La Cruz | 15 km | 45,000 |
| Geochemical Survey | Define areas | Cerro Santiago | 250 samples | 12,500 |
| | for drilling | Providencia | 250 samples | 12,500 |
| | | La Cruz | 250 samples | 12,500 |
| | | Michis | 300 samples | 15,000 |
| | | Assays DDH | 1,030 samples | 51,500 |
| Surface Diamond Drilling | Develop resources | Quebradillas | 3,000 m (20 dh) | 300,000 |
| | | Vacas | 1,500 m (4 dh) | 150,000 |
| | | San Marcos | 4,000 m (11 dh) | 400,000 |
| | | Santa Paula | 2,000 m (6 dh) | 200,000 |
| | | Cerro Santiago | 2,000 m (9 dh) | 200,000 |
| | | Sacramento | 5,000 m (15 dh) | 500,000 |
| Underground Diamond Drilling | Develop resources | La Rosa - Rosarios | 500 m (2 dh) | 50,000 |
| | at depth | Quebradillas | 4,200 m (29 dh) | 420,000 |
| | | San Marcos | 500 m (8 dh) | 50,000 |
| | | La Blanca | 2,000 m (15 dh) | 200,000 |
| Underground development (ramps, drifts, crosscuts, drill sites) | Develop resources and reserves, drill sites | Quebradillas - Vacas (ramp) | 900 meters | 585,000 |
| **Total Estimated Budget 2008** | | | | **3,249,000** |

### 12.2.1 Geophysical Exploration

FMPlata has carried out geophysical investigations to confirm previous studies within the areas of Quebradillas, Sacramento, Las Vacas, and Santa Paula. These investigations have confirmed the presence of IP, Resistivity and Magnetic anomalies which will be further investigated by direct methods, such as drilling and underground access where possible.

Figure 12-1 shows Geophysical Anomalies for Further Investigation

FMPlata has included in 2008 additional exploration programs for IP, Resistivity and Magnetic surveying at the following areas: Cerro Santiago, La Cruz, Michis and Providencia. Total estimated length of IP surveying is 30km.

### 12.2.2 Geochemical Exploration

FMPlata exploration program for 2008 includes geochemical investigations to complement exploration investigations by geophysical methods at the Cerro Santiago, Providencia, La Cruz and Michis areas. This program includes about 1,050 samples to detail, confirm or evaluate some of the geophysically anomalous areas. FMPlata exploration program for La Parrilla Silver Mine during 2008 include geologic mapping and geochemical sampling of the Quebradillas and Víboras areas.

PAH recommends running geochemical investigations from drilling samples, initiating core sampling of the different rock formations, other than those mineralized zones (1,030 samples). The intention would be to apply geochemical signatures by rock formations and establish a database that may help to make



LEGEND
GEOLOGY
ROCAS SEDIMENTARIAS
CUATERNARIA
TALUD
CRETACICO
Fm INDIDURA
Fm CUESTA DEL CURA
CONGLOMERADO - CALIZAS
Cgl
ROCAS IGNEAS Y METAMORFICAS
RIOLITAS Y TOBAS RIOLITICAS
INTRUSIVOS
GRANODIORITICO-MONZONITICO
CRETACICO
SKARN
CALIZAS RECRISTALIZADAS
SYMBOL
BARRENO DADO
RUMBO Y ECHADOS
FISURA PARALELA
VETA
CONTACTO GEOLOGICO
OBRA MINERA
POBLADO
CURVA DE NIVEL
FRACTURAS
FALLA INVERSA
MANTO
DIQUE
TERRACERIA
CASAS AISLADAS
FUNDO GRUPO MEXICO EXPLOTACION
FUNDO GRUPO MEXICO EXPLORACION
FUNDO AJENO
SCALE
0
200
400
800
METERS
MAGNETIC ANOMALIES
IP
Qt
Kl
Cgl
Sk
Igla
Igea
Jales
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.12-1.dwg


FIGURE 12-1
GEOPHYSICAL ANOMALIES

interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The Database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements.

## 12.3 *Drilling*

Drilling programs at La Parrilla Silver Mine have been limited by past operators, since the best exploration results may have been obtained through underground development. However, FMPlata has obtained positive results by increasing drilling to define and evaluate new mineralized zones as well as to investigate continuity of ore shoots for development.

FMPlata initiated an aggressive drilling program to explore the various areas of interest within La Parrilla Silver Mine holdings in 2005. The entire program through to October 31, 2007, has consisted of 216 diamond drillholes completed by FMPlata for a total drilled depth of 55,053m.

Table 12-3 shows completed drilling at La Parrilla Silver Mine by FMS through October 2007.

**TABLE 12-3**
**FIRST MAJESTIC SILVER CORP**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**FMPlata Drilling Programs through 2007**

| Area | Drilling | |
|---|---|---|
| | No. Drillholes | Meters |
| La Blanca | 29 | 8,348 |
| La Rosa | 31 | 5,727 |
| Los Rosarios System | 35 | 13,126 |
| Oxidos | 17 | 1,623 |
| Quebradillas | 38 | 8,720 |
| San José | 4 | 740 |
| San Marcos | 38 | 8,228 |
| San Nicolás | 4 | 1,139 |
| Las Vacas | 22 | 6,366 |
| **Total** | **218** | **54,018** |
| Average drilled depth | | 248 |

Figure 12-2 shows a typical Cross Section of Drilling at the Vacas area.

FMPlata contracted and is operating six drill rigs to carry out the 2008 program that includes 24,700m of drilling in the Quebradillas, Vacas, San Marcos, Santa Paula, Cerro Santiago, Sacramento and Michis areas.



SW
NE
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
LR
VETA VACAS
PRESA DE JALES
LITOLOGIA
CALIZA
GRANODIORITA
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
HORNFELS
SKARN
ZONA DE FALLA
BRECHA SEDIMENTARIA
BARRENOS MINSA
BARRENOS F.M.
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.12-2.dwg


FIGURE 12-2
DRILLING at VACAS

## 12.4 *Opinion*

In PAH's opinion the exploration programs developed by FMPlata at the La Parrilla Silver Mine have been successful in testing exploration targets, increasing the mine's Reserve / Resource base and indicating new targets of exploration within the mining district. FMPlata has assembled an experienced and enthusiastic team of exploration professionals to cover all facets of the exploration requirements.

Table 12-4 presents a full list of FMPlata's drilling at La Parrilla Silver Mine.

TABLE 12-4
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
All Drilling



| | BARRENO | FECHA T. | X | Y | Z | INC | AZIMUT | LONG. | DE | A | INTERVALC | NCHO REA | Au Gr/t | Ag Gr/t | Pb % | Zn % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Rosario | RO-01 | 01/03/2006 | 591564.50 | 2625230.50 | 2105.00 | -61.00 | 200 | 432.00 | 319.40 | 322.40 | 3.00 | 2.46 | 0.48 | 228 | 0.37 | 1.87 |
| | | | | | | | | | 351.85 | 354.80 | 2.95 | 2.85 | 0.20 | 99 | 0.14 | 0.34 |
| | RO-02 | 15/03/2006 | 591523.00 | 2625262.60 | 2100.00 | -50 | 200.00 | 401.40 | 360.35 | 361.35 | 1.00 | 0.97 | 0.00 | 100 | 0.21 | 0.35 |
| | | | | | | | | | 364.90 | 365.90 | 1.00 | 0.97 | 0.00 | 147 | 3.56 | 0.15 |
| | | | | | | | | | 368.90 | 371.90 | 3.00 | 2.90 | 0.00 | 127 | 0.72 | 0.97 |
| | RO-03 | 28/03/2006 | 591564.50 | 2625230.50 | 2105.00 | -50 | 200.00 | 450.00 | 288.85 | 318.40 | 6.15 | 5.94 | 0.22 | 379 | 1.25 | 0.85 |
| | RO-04 | 23/03/2006 | 591608.30 | 2625058.40 | 2140.00 | -50 | 200.00 | 237.45 | 201.80 | 205.15 | 3.55 | 3.43 | 0.04 | 184 | 1.23 | 0.09 |
| | RO-05 | 27/03/2006 | 591481.00 | 2625292.70 | 2095.00 | -50 | 200.00 | 465.40 | 401.40 | 403.45 | 2.05 | 1.98 | 0.28 | 120 | 1.70 | 1.49 |
| | RO-06 | 04/04/2006 | 591608.30 | 2625058.40 | 2135.00 | -64 | 200.00 | 273.55 | 238.30 | 240.70 | 2.40 | 2.32 | 0.04 | 160 | 1.24 | 0.35 |
| | RO-07 | 09/04/2006 | 591227.00 | 2625326.80 | 2120.00 | -55 | 200.00 | 443.80 | 393.60 | 395.30 | 1.70 | 1.64 | 0.17 | 107 | 3.09 | 1.50 |
| | | | | | | | | | 400.00 | 401.40 | 1.40 | 1.35 | 0.09 | 214 | 3.43 | 3.82 |
| | RO-08 | 22/04/2006 | 591275.20 | 2625311.80 | 2125.00 | -50 | 200.00 | 461.50 | 345.10 | 347.70 | 2.60 | 2.51 | 0.17 | 229 | 0.44 | 0.70 |
| | RO-09 | 24/04/2006 | 591647.60 | 2625020.00 | 2135.00 | -54 | 200.00 | 212.20 | 169.25 | 172.10 | 2.85 | 2.75 | 0.18 | 378 | 0.70 | 0.49 |
| | RO-10 | 20/04/2006 | 591227.00 | 2625326.80 | 2120.00 | -63 | 200.00 | 461.10 | 427.50 | 430.50 | 3.00 | 2.90 | 0.07 | 58 | 0.82 | 0.42 |
| | RO-11 | 29/04/2006 | 591183.00 | 2625296.50 | 2130.00 | -60 | 200.00 | 450.00 | 317.25 | 320.60 | 3.35 | 3.24 | 0.56 | 133 | 1.14 | 0.31 |
| | RO-12 | 04/05/2006 | 591647.50 | 2625020.00 | 2135.00 | -65 | 200.00 | 231.40 | 208.30 | 212.10 | 3.80 | 3.67 | 0.57 | 384 | 1.26 | 0.11 |
| | RO-13 | 10/05/2006 | 591648.50 | 2625169.00 | 2103.30 | -55 | 200.00 | 344.40 | 309.15 | 318.10 | 8.95 | 8.65 | 0.16 | 135 | 0.88 | 0.59 |
| | RO-14 | 09/05/2006 | 591296.70 | 2625225.60 | 2150.00 | -65 | 200.00 | 412.90 | 284.40 | 294.40 | 10.00 | 9.66 | 0.03 | 1 | 0.00 | 0.00 |
| | | | | | | | | | 360.20 | 362.70 | 2.50 | 9.66 | 0.01 | 2 | 0.04 | 0.01 |
| | RO-15 | 24/05/2006 | 591578.00 | 2625121.10 | 2131.51 | -67 | 200.00 | 313.85 | 284.05 | 287.70 | 3.65 | 3.53 | 0.33 | 213 | 0.60 | 0.28 |
| | RO-16 | 01/06/2006 | 591670.50 | 2625083.00 | 2059.30 | -80 | 200.00 | 264.50 | 263.70 | 265.80 | 2.10 | 2.03 | 0.09 | 1,609 | 8.47 | 0.09 |
| | RO-17 | 16/06/2006 | 591578.00 | 2625121.10 | 2131.50 | -65 | 200.00 | 354.40 | 309.95 | 312.90 | 2.95 | 2.85 | 0.13 | 169 | 0.01 | 0.01 |
| | RO-18 | 15/07/2006 | 591227.00 | 2625326.60 | 2120.00 | -43 | 200.00 | 390.00 | 356.05 | 373.00 | 16.95 | 16.37 | 0.09 | 224 | 3.09 | 2.56 |
| | RO-19 | 25/07/2006 | 591488.33 | 2625168.29 | 2122.58 | -58 | 200.00 | 376.25 | 309.00 | 310.10 | 1.10 | 0.69 | 0.14 | 141 | 0.15 | 0.03 |
| | RO-20 | 26/07/2006 | 591435.42 | 2625168.22 | 2122.29 | -56 | 200.00 | 320.00 | 273.15 | 275.30 | 2.15 | 2.08 | 0.09 | 345 | 0.45 | 0.06 |
| | RO-21 | 05/08/2006 | 591435.42 | 2625168.22 | 2122.29 | -63 | 200.00 | 319.60 | 292.15 | 296.15 | 4.00 | 3.86 | 0.03 | 148 | 0.75 | 0.72 |
| | RO-22 | 12/08/2006 | 591275.24 | 2625311.89 | 2132.07 | -59 | 200.00 | 405.70 | | | | | | | | |
| | RO-23 | 18/08/2006 | 591293.83 | 2625218.05 | 2157.73 | -58 | 200.00 | 355.90 | | | | | | | | |
| | RO-24 | 06/09/2006 | 591103.93 | 2625280.60 | 2124.18 | -67 | 200.00 | 316.25 | 291.85 | 296.55 | 4.70 | 4.54 | 0.14 | 100 | 0.98 | 0.59 |
| | RO-25 | 20/09/2006 | 591103.92 | 2625280.66 | 2123.07 | -67 | 200.00 | 377.25 | | | | | | | | |
| | RO-26 | 08/10/2006 | 591870.53 | 2625083.31 | 2115.10 | -68 | 200.00 | 348.90 | 298.75 | 311.90 | 13.15 | 12.70 | 0.18 | 274 | 1.15 | 0.09 |
| | RO-27 | 18/10/2006 | 591870.54 | 2625083.13 | 2115.10 | -74 | 200.00 | 356.20 | 333.80 | 335.90 | 2.10 | 2.03 | 0.11 | 124 | 0.19 | 0.14 |
| | | | | | | | | | 345.80 | 350.10 | 4.30 | 4.15 | 0.19 | 469 | 0.21 | 0.05 |
| | RO-28 | 10/11/2006 | 591648.50 | 2625169.00 | 2103.30 | -64 | 200.00 | 395.00 | 365.10 | 374.10 | 9.00 | 8.69 | 0.06 | 273 | 0.74 | 0.46 |
| | | | | | | | | | 381.15 | 383.80 | 2.65 | 2.56 | 0.03 | 137 | 0.31 | 0.06 |
| | RO-29 | 27/11/2006 | 591648.50 | 2625169.00 | 2103.30 | -71 | 200.00 | 437.90 | 389.75 | 390.30 | 0.55 | 0.53 | 0.00 | 394 | 0.19 | 0.17 |
| | | | | | | | | | 401.05 | 407.80 | 6.75 | 6.52 | 0.13 | 344 | 2.40 | 2.28 |
| | RO-30 | 12/12/2006 | 591604.14 | 2625203.34 | 2107.38 | -58 | 200.00 | 429.00 | 198.55 | 208.65 | 6.75 | 6.75 | 0.02 | 55 | 0.25 | 0.08 |
| | RO-31 | 1/1/2007 | 591758.00 | 2625059.00 | 2100.00 | -73 | 200.00 | 437.4 | | | | | | | | |
| | RO-32 | 22/01/2007 | 591564.50 | 2625230.50 | 2105.00 | -67 | 200.00 | 411.1 | | | | | | | | |
| | RO-33 | 06/02/2007 | 591528.20 | 2625279.81 | 2097.44 | -56 | 200.00 | 429.25 | | | | | | | | |
| | RO-34 | 14/09/2007 | 591803.00 | 2625031.00 | 2103.88 | | 200.00 | 350.00 | | | | | | | | |
| | RO-35 | 07/03/2007 | 591481.00 | 2625292.70 | 2095.00 | -56 | 200.00 | 450.75 | | | | | | | | |
| | | | | | NO. DE BARRENOS 35 | | TOTAL METROS | 13125.[illegible] | | | | | | | | |
| La Blanca | LB_01 | 18/09/2006 | 590782.85 | 2625271.26 | 2127.70 | -52 | 200 | 214.10 | 143.90 | 145.15 | 1.25 | 1.06 | 0.09 | 109 | 3.98 | 0.69 |
| | | | | | | | | | 187.95 | 191.50 | 9.90 | 8.42 | 0.04 | 170 | 1.89 | 0.82 |
| | LB_02 | [illegible]/09/2006 | 590782.79 | 2625271.67 | 2127.46 | -69 | 200 | 273.65 | 159.05 | 160.40 | 1.35 | 1.15 | 0.06 | 166 | 4.04 | 2.84 |
| | | | | | | | | | 184.35 | 191.40 | 7.05 | 6.00 | 0.12 | 98 | 1.89 | 1.18 |
| | LB_03 | [illegible]/10/2006 | 590731.82 | 262579.36 | 2125.64 | -50 | 200 | 326.95 | 148.20 | 149.20 | 1.00 | 0.85 | 0.22 | 258 | 2.70 | 0.22 |
| | | | | | | | | | 158.30 | 160.30 | 2.00 | 1.70 | 0.06 | 134 | 1.38 | 0.65 |
| | LB_04 | 14/10/2006 | 590731.70 | 2625279.69 | 2125.54 | -61 | 200 | 341.40 | 114.25 | 118.15 | 3.90 | 3.21 | 0.00 | 92 | 2.17 | 0.45 |
| | | | | | | | | | 139.55 | 143.90 | 4.35 | 3.58 | 0.00 | 53 | 1.14 | 0.94 |
| | | | | | | | | | 213.50 | 254.90 | 41.40 | 34.05 | 0.00 | 40 | 1.08 | 1.53 |
| | LB_05 | 27/01/2006 | 590731.84 | 2625280.06 | 2125.54 | -69 | 200 | 383.60 | 312.20 | 324.55 | 8.50 | 8.21 | 0.01 | 78 | 1.28 | 1.25 |
| | LB_06 | 12/02/2006 | 590674.25 | 2625297.01 | 2130.60 | -62 | 200 | 355.60 | 100.25 | 102.45 | 2.20 | 2.13 | 0.45 | 49 | 2.24 | 0.51 |
| | LB_07 | 13/11/2006 | 590674.43 | 2625297.27 | 2130.39 | -62 | 200 | 446.15 | 255.75 | 261.25 | 5.80 | 5.60 | 0.02 | 108 | 2.79 | 3.03 |
| | LB_08 | 13/11/2006 | 590692.18 | 2625403.15 | 2110.64 | -55 | 200 | 492.45 | | | | | | | | |
| | LB_09 | 30/11/2006 | 590813.87 | 2625367.57 | 2118.82 | -55 | 200 | 540.70 | | | | | | | | |
| | LB_10 | 10/01/2007 | 590813.87 | 2625367.57 | 2118.82 | -56 | 200 | 321.05 | 42.00 | 57.20 | 15.20 | 14.68 | 0.01 | 13 | 0.03 | 0.11 |
| | LB_11 | 11/12/2006 | 590628.28 | 2625314.23 | 2137.79 | -50 | 200 | 273.95 | | | | | | | | |
| | LB_12 | 09/01/2007 | 590641.37 | 2625222.61 | 2142.51 | -61 | 200 | 220.05 | 79.85 | 82.35 | 2.50 | 2.41 | 0.68 | 70 | 7.36 | 1.70 |
| | | | | | | | | | 112.95 | 116.85 | 3.90 | 3.77 | 0.05 | 80 | 2.19 | 2.19 |
| | LB_13 | 24/01/2007 | 590641.37 | 2625222.81 | 2147.10 | -53 | 200 | 321.00 | 104.80 | 111.15 | 6.35 | 6.13 | 0.15 | 212 | 3.32 | 2.51 |
| | | | | | | | | | 144.45 | 147.70 | 3.25 | 3.14 | 0.02 | 115 | 2.09 | 1.86 |
| | | | | | | | | | 156.25 | 157.65 | 1.40 | 1.35 | 0.04 | 145 | 8.55 | 8.74 |
| | LB_14 | 07/02/2007 | 590826.26 | 2625253.65 | 2132.85 | -62 | 200 | 229.35 | 205.30 | 206.30 | 1.00 | 0.97 | 0.04 | 411 | 5.54 | 2.78 |
| | | | | | | | | | 218.00 | 221.45 | 3.45 | 3.33 | 0.32 | 184 | 2.21 | 1.72 |
| | LB_15 | 09/02/2007 | 590616.36 | 2625250.54 | 2143.71 | -57 | 200 | 312.25 | 125.35 | 131.20 | 5.85 | 5.65 | 0.25 | 51 | 0.22 | 1.55 |
| | LB_16 | 24/02/2007 | 590803.21 | 2625290.40 | 2127.78 | -52 | 260 | 70.50 | | | | | | | | |
| | LB_17 | 07/03/2007 | 590780.11 | 2625272.85 | 2127.35 | -55 | 260 | 272.30 | | | | | | | | |
| | LB_18 | 16/03/2007 | 590780.39 | 2625272.90 | 2127.22 | -65 | 260 | 197.40 | 209.05 | 229.75 | 20.70 | 19.99 | 0.16 | 75 | 0.69 | 3.82 |
| | LB_19 | 27/03/2007 | 590626.96 | 2625284.71 | 2142.24 | -60 | 260 | 299.70 | | | | | | | | |
| | LB_20 | 10/04/2007 | 590761.47 | 2625216.08 | 2135.23 | -50 | 260 | 220.15 | | | | | | | | |
| | LB_21 | 16/04/2007 | 590761.47 | 2625216.08 | 2135.23 | -65 | 260 | 214.90 | | | | | | | | |
| | LB_22 | 01/05/2007 | 590743.11 | 2625182.07 | 2148.09 | -65 | 260 | 271.80 | | | | | | | | |
| | LB_23 | 10/05/2007 | 590705.89 | 2625207.29 | 2142.51 | -50 | 260 | 202.80 | | | | | | | | |
| | LB_24 | 23/05/2007 | 590731.84 | 2625280.08 | 2125.54 | -60 | 260 | 361.60 | | | | | | | | |
| | LB_25 | 31/05/2007 | 590674.43 | 2625297.27 | 2130.38 | -65 | 260 | 206.40 | | | | | | | | |
| | LB_26 | 20/06/2007 | 590616.35 | 2625250.54 | 2143.71 | -60 | 260 | 230.50 | | | | | | | | |
| | LB_27 | 23/06/2007 | 590581.2904 | 2625331.328 | 2126.69 | -60 | 260 | 175.30 | | | | | | | | |
| | LB_28 | 04/07/2007 | 590581.2904 | 2625331.328 | 2126.69 | -50 | 200 | 220.45 | | | | | | | | |
| | LB_29 | 11/07/2007 | 590581.2904 | 2625331.328 | 2126.69 | -60 | 200 | 281.05 | | | | | | | | |
| | | | | | NO. DE BARRENOS 29 | | TOTAL METROS | 8277.10 | | | | | | | | |
| La Rosa | LR1 | 20/06/2005 | 591172.90 | 2624960.00 | 2119.81 | -50.00 | 200 | 125.40 | 106.90 | 121.40 | 14.50 | 12.58 | 0.08 | 155 | - | - |
| | LR2 | 12/07/2005 | 591172.90 | 2624960.00 | 2119.61 | -64.00 | 200 | 170.50 | 125.65 | 130.65 | 6.00 | 3.70 | 0.11 | 652 | - | - |
| | | | | | | | | | 149.10 | 150.65 | 1.55 | 1.14 | 0.05 | 191 | - | - |
| | LR3 | [illegible] | 591776.00 | 2624936.00 | 2129.66 | -50.00 | 200 | 136.25 | 113.90 | 126.95 | 13.35 | 7.58 | 0.04 | 161 | - | - |
| | LR4 | 29/[illegible]/2005 | 591783.00 | 2624953.00 | 2125.00 | -70.00 | 200 | 178.75 | 141.00 | 143.05 | 2.05 | 1.33 | 0.24 | 123 | - | - |
| | LR5 | 23/08/2005 | 591838.80 | 2624953.00 | 2116.63 | -45.00 | 200 | 172.60 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR6 | 31/08/2005 | 591838.00 | 2624953.00 | 2116.63 | -76.00 | 200 | 213.50 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR7 | 01/09/2005 | 591888.00 | 2624954.00 | 2108.03 | -62.00 | 200 | 176.25 | 160.00 | 165.90 | 5.90 | 4.94 | 0.05 | 214 | 0.08 | 0.14 |
| | LR8 | 13/09/2005 | 591888.00 | 2624954.00 | 2108.03 | -74.00 | 200 | 200.75 | 180.75 | 181.75 | 1.00 | 0.70 | 0.11 | 124 | 0.68 | 0.04 |
| | LR9 | 19/09/2005 | 591861.00 | 2625025.00 | 2095.00 | -76.00 | 200 | 297.07 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR10 | 23/09/2005 | 591960.00 | 2624863.00 | 2100.65 | -68.00 | 200 | 152.95 | 143.35 | 147.00 | 3.65 | 2.68 | 0.05 | 236 | 0.10 | 0.05 |
| | LR11 | 11/10/2005 | 591909.00 | 2625021.00 | 2091.32 | -72.00 | 200 | 278.75 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR12 | 30/09/2005 | 591921.00 | 2624899.00 | 2105.98 | -45.00 | 200 | 128.65 | 114.70 | 118.25 | 3.55 | 2.42 | 0.06 | 169 | - | - |
| | LR13 | 08/10/2005 | 591921.00 | 2624899.00 | 2105.98 | -45.00 | 200 | 183.35 | 151.80 | 152.80 | 1.00 | 0.64 | 0.12 | 142 | 0.01 | 0.05 |
| | LR14 | 18/10/2005 | 591958.00 | 2624857.00 | 2100.77 | -45.00 | 200 | 166.35 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR15 | 31/10/2005 | 591978.00 | 2624923.00 | 2095.39 | -72.00 | 200 | 192.80 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR16 | 21/10/2005 | 591958.00 | 2624857.00 | 2100.77 | -72.00 | 200 | 120.25 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR17 | 31/10/2005 | 592028.00 | 2624841.00 | 2096.87 | -70.00 | 200 | 207.10 | 90.10 | 91.75 | 1.65 | 1.47 | 0.07 | 135 | 0.40 | 0.17 |
| | LR18 | 12/11/2005 | 592057.00 | 2624934.00 | 2086.80 | -60.00 | 200 | 162.10 | 138.45 | 142.55 | 6.10 | 4.60 | 0.09 | 100 | – | – |
| | LR19 | 12/11/2005 | 592078.00 | 2624882.00 | 2090.00 | -52.00 | 200 | 109.60 | | | | | | | | |
| | LR20 | 22/11/2005 | 592057.00 | 2624934.00 | 2087.09 | -72.00 | 200 | 182.25 | 108.30 | 109.10 | 0.80 | 0.79 | 0.05 | 103 | 0.18 | 0.13 |
| | LR21 | | N/R | N/R | N/R | N/R | N/R | | | | | | | | | |
| | LR22 | 19/11/2005 | 592078.00 | 2624882.00 | 2090.00 | -52.00 | 200 | 159.35 | 125.10 | 128.10 | 3.00 | 2.46 | 0.03 | 128 | 0.39 | 0.40 |
| | LR23 | | N/R | N/R | N/R | N/R | N/R | | | | | | | | | |
| | LR24 | | N/R | N/R | N/R | N/R | N/R | | | | | | | | | |
| | LR25 | 26/01/2006 | 591890.00 | 2624980.00 | 2135.00 | -60.00 | 200 | 163.30 | 139.95 | 141.90 | 1.95 | 1.72 | 0.04 | 171 | 0.41 | 0.10 |
| | LR26 | 16/02/2006 | 591690.00 | 2624980.00 | 2135.00 | -73.00 | 200 | 200.80 | 175.80 | 186.55 | 10.75 | 9.31 | 0.13 | 577 | 0.56 | 0.14 |
| | LR27 | 17/02/2006 | 591715.00 | 2625012.00 | 2115.00 | -60.00 | 200 | 252.70 | 210.70 | 222.15 | 4.45 | 3.41 | 0.11 | 375 | 1.42 | 1.75 |
| | LR28 | 01/03/2006 | 591715.00 | 2625012.00 | 2115.00 | -55.00 | 200 | 190.30 | 162.85 | 168.80 | 3.95 | 3.71 | 0.07 | 1,294 | 0.46 | 0.02 |
| | LR29 | 27/02/2006 | 591715.00 | 2625012.00 | 2133.00 | -65.00 | 200 | 181.70 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR30 | 19/05/2006 | 591758.00 | 2625059.00 | 2092.69 | -60.00 | 200 | 258.70 | | | CORTE SIN VALORES ECONOMICOS | | | | | |
| | LR31 | 5/24/2006 | 591758.00 | 2625059.00 | 2092.89 | -73.00 | 200 | 285.35 | 254.80 | 262.30 | 5.25 | 3.23 | 0.14 | 203 | 0.22 | 0.04 |
| | LR32 | 5/29/2006 | 591682.05 | 2624976.30 | 2103.10 | -66.00 | 200 | 271.60 | 240.10 | 242.10 | 2.00 | 1.60 | 0.12 | 156 | 0.04 | 0.03 |
| | | | | | | | | | 246.10 | 247.10 | 1.00 | 0.80 | 0.09 | 121 | 0.20 | 0.12 |

| | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | LR33 | 6/1/2006 | 591803.00 | 2625031.00 | 2097.91 | -65.00 | 200 | 230.55 | | | | | | | | |
| | NO. DE BARRENOS 36 TOTAL METROS | | | | | | | 5747.77 | | | | | | | | |
| San Marcos | SM_01 | [illegible]/02/2006 | 592501.60 | 2624154.60 | 2097.78 | -52.00 | 250 | 99.00 | | | | | | | | |
| | SM_02 | [illegible]/03/2006 | 592491.241 | 2624106.632 | 2093.792 | -52.00 | 250 | 105.45 | 102.00 | 105.45 | 2.85 | 3.32 | 0.00 | 16 | 0.13 | 0.13 |
| | SM_03 | [illegible]/2006 | 592524.834 | 2624008.698 | 2075.927 | -55.00 | 250 | 138.65 | 114.60 | 120.20 | 5.60 | 5.08 | 0.02 | 373 | 0.07 | 0.05 |
| | [illegible] | [illegible] | 592538.974 | 2624129.592 | 2087.206 | -55.00 | 250 | 212.15 | 153.00 | 166.44 | 8.35 | 5.76 | 0.00 | 201 | 0.37 | 0.25 |
| | SM_05 | [illegible]/2006 | 592405.572 | 2624274.718 | 2129.283 | -50.00 | 250 | 175.30 | 123.40 | 124.10 | 0.70 | 0.58 | 0.04 | 260 | 0.02 | 0.01 |
| | SM_06 | 25/04/2006 | 592380.57 | 2624369.33 | 2105.51 | -60.00 | 250 | 171.65 | 101.90 | 105.60 | 3.70 | 3.70 | 0.17 | 679 | – | – |
| | SM_07 | 05/05/2006 | 592507.59 | 2624026.66 | 2068.42 | -55.00 | 250 | 207.00 | 182.10 | 190.70 | 8.60 | 7.04 | 0.05 | 19 | 0.13 | 0.17 |
| | SM_08 | 15/05/2006 | 592550.88 | 2624074.20 | 2078.53 | -50.00 | 250 | 139.50 | 120.25 | 127.25 | 7.00 | 5.36 | 0.00 | 41 | – | – |
| | SM_09 | 30/05/2006 | 592550.88 | 2624074.20 | 2078.53 | -65.00 | 250 | 126.00 | 159.00 | 174.30 | 9.70 | 8.79 | 0.03 | 40 | 0.11 | 0.10 |
| | SM_10 | 15/06/2006 | 592549.22 | 2624168.60 | 2088.88 | -59.00 | 250 | 227.30 | 198.95 | 200.00 | 1.05 | 0.84 | 0.03 | 129 | 0.14 | 0.07 |
| | SM_11 | 13/06/2006 | 592615.37 | 2623978.66 | 2068.81 | -55.00 | 250 | 380.15 | | | | | | | | |
| | SM_12 | 27/06/2006 | 592377.97 | 2624323.43 | 2118.84 | -69.00 | 250 | 106.55 | | | | | | | | |
| | SM_13 | 05/07/2006 | 592357.87 | 2624415.42 | 2092.04 | -55.00 | 250 | 160.95 | 131.20 | 132.35 | 1.00 | 0.81 | 0.03 | 165 | 0.00 | 0.03 |
| | | | | | | | | | 135.60 | 137.40 | 1.80 | 1.46 | 0.04 | 141 | 0.01 | 0.08 |
| | SM_14 | 25/08/2006 | 592503.44 | 2624211.05 | 2103.84 | -67.00 | 250 | 219.10 | | | | | | | | |
| | SM_15 | 05/09/2006 | 592498.28 | 2624258.04 | 2107.73 | -62.00 | 250 | 218.45 | 186.10 | 188.70 | 2.60 | 1.99 | 0.11 | 215 | 0.03 | 0.01 |
| | | | | | | | | | 194.15 | 195.95 | 1.80 | 1.38 | 0.14 | 612 | 0.06 | 0.05 |
| | SM_16 | 16/09/2006 | 592467.73 | 2624146.14 | 2103.99 | -61.00 | 250 | 110.75 | | | | | | | | |
| | SM_17 | 26/09/2006 | 592376.22 | 2624367.40 | 2106.85 | -75.00 | 250 | 169.60 | 146.10 | 148.50 | 2.40 | 1.84 | 1.65 | 501 | 3.78 | 0.01 |
| | | | | | | | | | 146.10 | 148.50 | 3.20 | 2.45 | 0.04 | 262 | 0.10 | 0.04 |
| | SM_18 | 04/10/2006 | 592427.54 | 2624340.80 | 2110.21 | -61.00 | 250 | 175.55 | 150.50 | 155.70 | 5.20 | 5.07 | 0.18 | 311 | 0.28 | 0.24 |
| | SM_19 | 10/10/2006 | 592307.85 | 2624399.06 | 2094.74 | -66.00 | 250 | 144.20 | 125.65 | 130.20 | 4.55 | 4.55 | 0.00 | 27 | 0.05 | 0.12 |
| | SM_20 | 29/11/2006 | 592384.05 | 2624429.48 | 2091.54 | -69.00 | 250 | 206.90 | 175.70 | 177.05 | 1.35 | 0.81 | 0.02 | 122 | 0.33 | 0.18 |
| | SM_21 | 12/12/2006 | 592427.84 | 2624339.66 | 2109.40 | -73.00 | 250 | 206.25 | 179.55 | 180.25 | 0.70 | 0.43 | 0.35 | 106 | 0.08 | 0.07 |
| | | | | | | | | | 183.10 | 185.70 | 2.60 | 1.60 | 0.85 | 119 | 0.09 | 0.09 |
| | SM_22 | 11/01/2007 | 592437.80 | 2624289.50 | 2128.15 | -65.00 | 250 | 205.05 | 106.55 | 107.45 | 0.90 | 0.90 | 0.00 | 216 | 0.05 | 0.12 |
| | | | | | | | | | 112.25 | 115.00 | 2.75 | 2.75 | 0.00 | 88 | 0.07 | 0.04 |
| | SM_23 | 27/02/2007 | 592437.80 | 2624289.50 | 2128.15 | -74.00 | 250 | 250.60 | | | | | | | | |
| | SM_24 | 14/03/2007 | 592417.02 | 2624436.81 | 2088.14 | -67.00 | 250 | 290.15 | | | | | | | | |
| | SM_25 | 29/03/2007 | 592496.21 | 2624384.06 | 2097.19 | -73.00 | 250 | 294.85 | | | | | | | | |
| | SM_26 | 29/03/2007 | 592594.78 | 2624302.03 | 2087.89 | -54.00 | 250 | 306.60 | | | | | | | | |
| | SM_27 | 11/04/2007 | 592594.83 | 2624190.23 | 2082.12 | -58.00 | 250 | 347.85 | | | | | | | | |
| | SM_28 | 26/04/2007 | 592627.03 | 2624152.45 | 2073.40 | -60.00 | 250 | 331.30 | | | | | | | | |
| | SM_29 | 07/05/2007 | 592341.74 | 2624471.30 | 2087.71 | -65.00 | 250 | 252.95 | | | | | | | | |
| | SM_30 | 15/05/2007 | 592341.74 | 2624471.30 | 2087.71 | -50.00 | 250 | 263.90 | | | | | | | | |
| | SM_31 | 21/05/2007 | 592390.04 | 2624489.70 | 2092.72 | -60.00 | 250 | 270.70 | | | | | | | | |
| | SM_32 | 30/05/2007 | 592390.04 | 2624489.70 | 2082.72 | -70.00 | 250 | 278.15 | | | | | | | | |
| | SM_33 | 10/06/2007 | 592301.54 | 2624518.74 | 2091.09 | -56.00 | 250 | 250.80 | | | | | | | | |
| | SM_34 | 20/06/2007 | 592301.54 | 2624518.74 | 2091.09 | -79.00 | 250 | 223.80 | | | | | | | | |
| | SM_35 | 05/07/2007 | 592403.53 | 2624554.13 | 2080.83 | -57.00 | 250 | 270.50 | | | | | | | | |
| | SM_36 | 10/07/2007 | 592403.53 | 2624554.13 | 2080.84 | -70.00 | 250 | 270.40 | | | | | | | | |
| | SM_37 | 23/07/2007 | 592318.18 | 2624577.86 | 2069.19 | -60.00 | 250 | 251.25 | | | | | | | | |
| | SM_38 | 24/07/2007 | 592283.99 | 2624610.00 | 2093.04 | -60.00 | 250 | 250.75 | | | | | | | | |
| | NO. DE BARRENOS 38 TOTAL METROS | | | | | | | 8317.25 | | | | | | | | |
| Vacas | VC-1 | 8/4/2007 | 592903.93 | 2623201.51 | 2093.78 | -50 | 250.00 | 350.10 | | | | | | | | |
| | VC-2 | [illegible]/10/2007 | 592829.37 | 2623231.73 | 2095.44 | -66 | 250.00 | 285.50 | | | | | | | | |
| | VC-3 | [illegible]/18/2007 | 592903.93 | 2623201.51 | 2093.78 | -60 | 250.00 | 378.75 | | | | | | | | |
| | [illegible] | [illegible] | 592855.03 | 2623183.81 | 2101.50 | -50 | 250.00 | 309.20 | | | | | | | | |
| | VC-5 | 8/22/2007 | 592752.91 | 2623211.44 | 2092.08 | -65 | 250.00 | 280.00 | | | | | | | | |
| | VC-6 | 8/28/2007 | 592808.46 | 2623275.72 | 2067.92 | -54 | 250.00 | 280.80 | | | | | | | | |
| | VC-7 | 9/3/2007 | 592926.93 | 2623142.91 | 2095.65 | -62 | 250.00 | 370.50 | | | | | | | | |
| | VC-8 | 9/5/2007 | 592780.28 | 2623319.70 | 2079.73 | -60 | 250.00 | 258.00 | | | | | | | | |
| | VC-9 | 9/10/2007 | 592851.61 | 2622953.49 | 2120.56 | -50 | 250.00 | 315.00 | | | | | | | | |
| | VC-10 | 9/11/2007 | 592780.28 | 2623319.70 | 2079.73 | -67 | 250.00 | 300.00 | | | | | | | | |
| | VC-11 | 9/20/2007 | 592851.05 | 2623345.74 | 2076.83 | -60 | 250.00 | 340.00 | | | | | | | | |
| | VC-12 | 9/23/2007 | 592773.70 | 2623368.84 | 2072.18 | -50 | 250.00 | 250.00 | | | | | | | | |
| | VC-13 | 10/10/2007 | 592682.00 | 2623524.00 | 2072.35 | -70 | 250.00 | 380.00 | | | | | | | | |
| | VC-14 | 10/15/2007 | 592851.05 | 2623345.74 | 2076.83 | -70 | 250.00 | 370.00 | | | | | | | | |
| | VC-15 | 10/13/2007 | 592773.70 | 2623368.84 | 2072.18 | -60 | 250.00 | 275.00 | | | | | | | | |
| | VC-16 | 10/21/2007 | 592851.61 | 2622953.49 | 2120.56 | -60 | 250.00 | 330.00 | | | | | | | | |
| | VC-17 | 10/22/2007 | 592826.02 | 2623388.19 | 2070.43 | -67 | 250.00 | 401.00 | | | | | | | | |
| | VC-18 | 10/30/2007 | 592897.22 | 2623365.78 | 2071.57 | -70 | 285.00 | 428.00 | | | | | | | | |
| | VC-19 | 11/1/2007 | 592508.68 | 2623277.54 | 2096.08 | -50 | 250.00 | 100.00 | | | | | | | | |
| | VC-20 | 10/4/2007 | 592398.49 | 2623542.83 | 2089.4 | -50 | 250.00 | 150.00 | | | | | | | | |
| | VC-21 | 11/9/2007 | 592940.74 | 2622984.83 | 2097.41 | -58 | 250.00 | 350.00 | | | | | | | | |
| | VC-22 | | 592670.63 | 2623692.05 | 2088.47 | -60 | 250.00 | 245.00 | | | | | | | | |
| | NO. DE BARRENOS 22 TOTAL METROS | | | | | | | 6744.85 | | | | | | | | |
| Quebradilla | Q-01 | [illegible]/12/2006 | 591721.3980 | 2623654.9620 | 2128.2500 | -50.0000 | 270.0000 | 290.65 | | | | | | | | |
| | Q-02 | [illegible]/2006 | 591458.2600 | 2623620.6710 | 2166.7650 | -50.0000 | 270.0000 | 101.50 | | | | | | | | |
| | Q-03 | [illegible]/02/2007 | 591671.0930 | 2623619.8900 | 2135.6360 | -40.0000 | 270.0000 | 236.25 | 135.25 | 140.70 | 5.45 | 5.26 | 0.56 | 287 | 0.00 | 0.25 |
| | | | | | | | | | 153.85 | 158.40 | 4.55 | 4.39 | 0.02 | 198 | 0.05 | 0.00 |
| | | | | | | | | | 171.75 | 177.85 | 6.10 | 5.95 | 0.13 | 303 | 0.21 | 0.00 |
| | Q-04 | 09/02/2007 | 591698.7720 | 2623633.5150 | 2128.6200 | -55.0000 | 270.0000 | 316.00 | | | | | | | | |
| | Q-05 | 28/02/2007 | 591657.7610 | 2623659.4310 | 2136.1300 | -50.0000 | 270.0000 | 333.60 | 133.80 | 138.50 | 4.70 | 4.54 | 0.00 | 157 | 1.60 | 2.09 |
| | Q-06 | 14/03/2007 | 591565.3930 | 2623658.0780 | 2149.1800 | -50.0000 | 270.0000 | 136.25 | | | | | | | | |
| | Q-07 | 30/03/2007 | 591690.1140 | 2623596.0830 | 2133.5900 | -45.0000 | 270.0000 | 331.40 | 188.20 | 203.00 | 14.80 | 5.51 | 0.08 | 159 | 3.01 | 2.20 |
| | Q-08 | 31/03/2007 | 591579.4750 | 2623596.1220 | 2149.1000 | -45.0000 | 270.0000 | 263.60 | | | | | | | | |
| | Q-09 | 01/04/2007 | 591641.6150 | 2623600.1360 | 2139.5100 | -60.0000 | 270.0000 | 204.85 | | | | | | | | |
| | Q-10 | 14/04/2007 | 591759.1670 | 2623538.8200 | 2124.5800 | -60.0000 | 270.0000 | 319.20 | 285.50 | 295.50 | 10.00 | 9.66 | 0.00 | 510 | 5.58 | 5.14 |
| | Q-11 | 20/01/2007 | 591583.2960 | 2623526.9870 | 2149.5900 | -58.0000 | 270.0000 | 71.00 | 20.60 | 30.35 | 9.75 | 9.42 | 0.01 | 203 | 2.22 | 0.27 |
| | Q-12 | 25/01/2007 | 591544.1200 | 2623502.5140 | 2157.5500 | -60.0000 | 270.0000 | 229.80 | | | | | | | | |
| | Q-13 | 11/02/2007 | 591528.2080 | 2623526.9870 | 2063.9800 | -45.0000 | 270.0000 | 284.85 | | | | | | | | |
| | Q-14 | 23/04/2007 | 591503.2590 | 2623592.3380 | 2159.7300 | -48.0000 | 270.0000 | 204.45 | | | | | | | | |
| | Q-15 | | | | | | | | | | | | | | | |
| | Q-16 | 10/05/2007 | 591644.2400 | 2623454.4700 | 2132.4200 | -65.0000 | 270.0000 | 395.95 | 293.15 | 297.20 | 4.05 | 3.91 | 0.01 | 117 | 2.19 | 1.45 |
| | Q-17 | 24/05/2007 | 591676.5800 | 2623468.8580 | 2123.5600 | -45.0000 | 270.0000 | 315.10 | | | | | | | | |
| | Q-18 | 19/05/2007 | 591621.5800 | 2623469.5800 | 2135.5640 | -45.0000 | 270.0000 | 317.30 | | | | | | | | |
| | Q-19 | 19/05/2007 | 591569.5800 | 2623488.8580 | 2150.3800 | -45.0000 | 270.0000 | 209.40 | | | | | | | | |
| | Q-20 | | | | | | | | | | | | | | | |
| | Q-21 | 5/9/2007 | 591764.9950 | 2623439.1150 | 2123.8500 | -63.0000 | 270.0000 | 423.50 | 344.70 | 346.55 | 1.85 | 1.79 | 0.00 | 162 | 3.02 | 6.42 |
| | Q-22 | 5/19/2007 | 591729.7430 | 2623436.0550 | 2126.1400 | -64.0000 | 270.0000 | 390.20 | | | | | | | | |
| | Q-23 | 6/8/2007 | 591465.8830 | 2623435.4380 | 2169.0910 | -50.0000 | 270.0000 | 249.10 | | | | | | | | |
| | Q-24 | | | | | | | | | | | | | | | |
| | Q-25 | 6/19/2007 | 591850.1050 | 2623432.5490 | 2133.5600 | 60.0000 | 270.0000 | 209.70 | 169.80 | 174.15 | 4.35 | 4.20 | 0.01 | 215 | 2.18 | 5.58 |
| | Q-26 | 7/30/2007 | 591591.1450 | 2623430.6550 | 2137.1257 | -50.0000 | 270.0000 | 233.80 | 84.70 | 87.10 | 2.40 | 2.32 | 0.00 | 392 | 2.45 | 7.25 |
| | Q-27 | 6/27/2007 | 591758.7990 | 2623386.4700 | 2121.1000 | -60.0000 | 270.0000 | 170.00 | | | | | | | | |
| | Q-28 | 7/25/2007 | 591727.3200 | 2623385.1630 | 2123.3900 | -55.0000 | 270.0000 | 267.00 | 223.70 | 225.75 | 2.05 | 1.98 | 0.01 | 139 | 4.43 | 6.40 |
| | Q-29 | 7/24/2007 | 591838.3200 | 2623386.2630 | 2117.3000 | -65.0000 | 270.0000 | 205.80 | | | | | | | | |
| | Q-30 | 7/26/2007 | 591784.0000 | 2623370.0000 | 2117.2100 | -60.0000 | 270.0000 | 73.00 | | | | | | | | |
| | Q-31 | 8/18/2007 | 591860.0630 | 2623509.6090 | 2132.6600 | -50.0000 | 270.0000 | 300.60 | | | | | | | | |
| | Q-32 | 7/16/2007 | 591642.1160 | 2623558.3980 | 2139.0600 | -55.0000 | 270.0000 | 97.75 | | | | | | | | |
| | Q-33 | 8/10/2007 | 591756.0510 | 2623393.5510 | 2121.1800 | -60.0000 | 270.0000 | 106.60 | | | | | | | | |
| | Q-34 | 8/2/2007 | 591694.5870 | 2623562.0700 | 2132.0100 | -55.0000 | 270.0000 | 295.35 | | | | | | | | |
| | Q-35 | 8/28/2007 | 591619.3720 | 2623504.1390 | 2141.7700 | -50.0000 | 270.0000 | 237.60 | | | | | | | | |
| | Q-36 | 8/26/2007 | 591665.7880 | 2623536.8540 | 2135.1300 | -45.0000 | 270.0000 | 270.45 | | | | | | | | |
| | Q-37 | 9/10/2007 | 591665.7880 | 2623536.8540 | 2135.1300 | -60.0000 | 270.0000 | 265.00 | | | | | | | | |
| | Q-38 | 8/3/2007 | 591733.2350 | 2623535.3240 | 2127.0700 | -55.0000 | 270.0000 | 300.00 | | | | | | | | |
| | NO. DE BARRENOS 36 TOTAL METROS | | | | | | | 8670.80 | | | | | | | | |
| Oxidos La Rosa | OX-01 | [illegible]/06/2006 | 591547.64 | 2624894.10 | 2195.16 | -48.00 | 200 | 58.55 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-02 | [illegible]/07/2006 | 591547.64 | 2624824.10 | 2195.16 | -80.00 | 200 | 123.75 | 104.45 | 108.80 | 4.05 | 2.76 | 0.06 | 495 | 9.74 | 1.49 |
| | OX-03 | [illegible]/07/2006 | 591493.89 | 2624890.18 | 2219.47 | -45.00 | 200 | 68.10 | 56.45 | 58.50 | 1.00 | 0.93 | 0.07 | 108 | 0.04 | 0.02 |
| | [illegible] | [illegible] | 591493.79 | 2624889.91 | 2219.47 | -80.00 | 200 | 166.85 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-05 | [illegible]/2006 | 591445.02 | 2624902.12 | 2235.88 | -50.00 | 200 | 91.10 | 62.70 | 65.95 | 3.25 | 2.73 | 0.03 | 143 | 0.37 | 0.09 |
| | OX-06 | 8/15/2006 | 591445.02 | 2624902.12 | 2235.88 | -80.00 | 200 | 142.85 | 102.90 | 103.90 | 1.00 | 0.64 | 0.07 | 153 | 0.09 | 0.16 |
| | OX-07 | 8/17/2006 | 591387.85 | 2624892.04 | 2245.06 | -50.00 | 200 | 87.85 | 71.30 | 73.60 | 2.30 | 2.13 | 0.00 | 116 | 0.31 | 0.21 |
| | OX-08 | 8/22/2006 | 591387.85 | 2624892.04 | 2245.06 | -80.00 | 200 | 130.10 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-09 | 8/22/2006 | 591338.47 | 2624901.75 | 2253.30 | -50.00 | 200 | 110.75 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-10 | 8/24/2006 | 591338.47 | 2624901.75 | 2253.30 | -75.00 | 200 | 84.90 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-11 | 8/29/2006 | 591291.20 | 2624918.08 | 2241.00 | -50.00 | 200 | 64.45 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-12 | 8/31/2006 | 591291.20 | 2624918.08 | 2241.00 | -70.00 | 200 | 52.75 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-13 | 9/6/2006 | 591140.96 | 2624847.43 | 2258.62 | -40.00 | 200 | 70.20 | 37.85 | 39.55 | 1.70 | 1.62 | 0.07 | 221 | 0.13 | 0.78 |

| | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | 44.55 | 45 55 | 1.00 | 0.95 | 0.02 | 117 | 0.22 | 1 89 |
| | OX-14 | 9/14/2006 | 591140 96 | 2624647 43 | 2258 62 | -80.00 | 200 | 93 45 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-15 | 8/25/2006 | 591194 21 | 2624944 00 | 2267.74 | -40.00 | 200 | 86.35 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-16 | 8/31/2006 | 591194.21 | 2624943 95 | 2267.74 | -75 00 | 200 | 84 90 | 44.30 | 45 60 | 1 00 | 0.77 | 0.05 | 138 | 1.43 | 1.52 |
| | | | | | | | | | 58.80 | 59.40 | 0 60 | 0.46 | 0.00 | 164 | 2.28 | 0.37 |
| | OX-17 | 9/6/2006 | 591194 21 | 2624943 95 | 2267 47 | -60 00 | 200 | 86.35 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | | | NO. DE BARRENOS 17 | | | TOTAL METROS | | 1623.35 | | | | | | | | |
| IMI 43A- | P-1 | | 591568 | 2623739 | 2129 | -40 00 | 176 | 318.2 | 95.40 | 122 82 | 27.30 | 27.30 | 0.00 | 86 | 2 22 | 2.97 |
| Quebradilla | P-2 | | 591630 | 2623468 | 2134 | -40.00 | 0 | 302.85 | 96.25 | 98.00 | 1.75 | 1 75 | 0 00 | 270 | 0.03 | 0.10 |
| | P-3 | | 591630 | 2623468 | 2134 | -45 00 | 0 | 318.2 | | | | | | | | |
| | FIRST MAJESTIC | | 591630 | 2623468 | 2134 | -40.00 | 180 | 318 2 | 82.90 | 84 30 | 1 40 | 1.40 | 0.00 | 303 | 0.15 | 0.27 |
| | P-5 | | 591628 | 2623617 | 2135 | -45.00 | 270 | 211 | 132.35 | 134.85 | 2.50 | 2.50 | 0.00 | 229 | 1 54 | 1.40 |
| | | | | | | | | | | | | | | | | |
| | P-6 | | 591626 | 2623617 | 2135 | -60.00 | 270 | 153 | 60 85 | 63.00 | 2.15 | 2.15 | 0 00 | 345 | 0 01 | 0.04 |
| | | | | | | | | | 105.55 | 107.65 | 2.10 | 2 10 | 0.22 | 271 | 3.15 | 3.22 |
| | | | | | | | | | | | | | | | | |
| | P-7 | | 591526 | 2623627 | 2149 | -45.00 | 270 | 150 3 | | | | | | | | |
| | P-8 | | 591629 | 2623590 | 2135 | -50.00 | 270 | 130 | 125.10 | 127.45 | 2 35 | 2.35 | 0 08 | 269 | 0 07 | 0 19 |
| | P-9 | | 591629 | 2623590 | 2135 | -65.00 | 270 | 183 | 28.30 | 30.25 | 1.95 | 1.95 | 0 00 | 305 | 0.12 | 0.35 |
| | | | | | | | | | 108.35 | 109 80 | 1.45 | 1.45 | 0 31 | 46 | 3.42 | 4.12 |
| | | | | | | | | | 155.70 | 156.20 | 0.50 | 0 50 | 0.21 | 374 | 3.59 | 2.64 |
| | P-10 | | 591529 | 2623612 | 2150 | -55 00 | 270 | 77.45 | 16 00 | 23 65 | 7.65 | 7 65 | 0 21 | 331 | 2.21 | 0.91 |
| | | | | | | | | | 51.80 | 55 20 | 5 25 | 5.25 | 0.28 | 108 | 6 68 | 1.69 |
| | P-11 | | 591609 | 2623648 | 2143 | -50 00 | 270 | 295.5 | 5.70 | 7.65 | 1.95 | 1 95 | 0.00 | 226 | 0.05 | 0.06 |
| | | | | | | | | | 54 80 | 62.95 | 8.15 | 8.15 | 0.19 | 130 | 1.52 | 2.89 |
| | P-12 | | 591529 | 2623612 | 2155 | -64 00 | 270 | 234.5 | 20.25 | 26.15 | 5.50 | 5.50 | 0.00 | 270 | 0 95 | 1 04 |
| | | | | | | | | | 64.45 | 68 65 | 4 20 | 0.36 | 0.36 | 291 | 2.71 | 0.38 |
| | | | | | | | | | 75.90 | 77.45 | 1.55 | 1 55 | 0.33 | 279 | 2 69 | 0 29 |
| | | | | | | | | | 81.70 | 83.00 | 1.30 | 1.30 | 0.19 | 366 | 1.18 | 7 92 |
| | P-13 | | 591474 | 2623608 | 2159 | -45 00 | 270 | 177 | 48 80 | 68 20 | 19 80 | 19.80 | 0.30 | 591 | 4.67 | 0 49 |
| | P-14 | | 591477 | 2623636 | 2157 | -45.00 | 270 | 141 6 | | | | | | | | |
| | P-15 | | 591474 | 2623608 | 2159 | -45 00 | 270 | 121.5 | 13.45 | 15.85 | 2.40 | 2.40 | 0.00 | 410 | 0.05 | 0.11 |
| | | | | | | | | | 64.35 | 65.20 | 0 85 | 0.85 | 0 00 | 451 | 2.34 | 2.90 |
| | P-16 | | 591679 | 2623575 | 2129 | -45 00 | 270 | 175 | 144.70 | 146.90 | 2.20 | 2.20 | 0.00 | 257 | 1 04 | 2.04 |
| | P-17 | | 592133 | 2623715 | 2103 | -50.00 | 255 | 318 92 | | | | | | | | |
| | P-18 | | 592133 | 2623715 | 2103 | -50 00 | 264 | 348 | 236.70 | 255.40 | 18.70 | 18.70 | 0.12 | 447 | 2 69 | 1.55 |
| | P-19 | | 591679 | 2623526 | 2128 | -45 00 | 270 | 273 | 210.35 | 217.75 | 7.40 | 7.40 | 0 00 | 240 | 4 28 | 3.02 |
| | P-20 | | 592133 | 2623715 | 2103 | -64 | 264 | 280 | | | | | | | | |
| | P-21 | | 591679 | 2623526 | 2128 | -63 | 270 | 186 | | | | | | | | |
| | P-22 | | 591679 | 2623466 | 2126 | -45 | 270 | 348.5 | 178 20 | 179.50 | 1.30 | 1 30 | 0 00 | 316 | 2 04 | 4.45 |
| | P-23 | | 591679 | 2623526 | 2128 | -67 | 270 | 278 | 217.10 | 236 40 | 19.30 | 19 30 | 0.11 | 282 | 3.59 | 3 80 |
| | P-24 | | 592133 | 2623715 | 2103 | -65 | 255 | 290 | | | | | | | | |
| | P-25 | | 591679 | 2623466 | 2126 | -70 | 270 | 358 | 261.75 | 272.25 | 10.50 | 10.50 | 0 04 | 214 | 4 00 | 3.40 |
| | P-26 | | 591679 | 2623354 | 2125 | -82 | 270 | 366.4 | | | | | | | | |
| | P-27 | | 591710 | 2623526 | 2125 | -48 | 270 | 317 | 173 20 | 175.15 | 2.55 | 2.55 | 0 00 | 286 | 1 47 | 0.99 |
| | P-28 | | 591651 | 2623426 | 2128 | -50 | 270 | 304 | 147.80 | 151.70 | 3.90 | 3.90 | 0 00 | 404 | 3 87 | 4 63 |
| | P-29 | | 591738 | 2623584 | 2121 | -45 | 270 | 193.5 | 179.20 | 188.40 | 9 20 | 9.20 | 0 03 | 288 | 2 64 | 1.51 |
| | P-29A | | 591738 | 2623584 | 2121 | -50 | 270 | 378.35 | | | | | | | | |
| | P-30 | | 591727 | 2623648 | 2122 | -50 | 270 | 377.27 | 71.80 | 72.55 | 0 75 | 0.75 | 0.07 | 290 | 0.05 | 0.12 |
| | | | | | | | | | 209.40 | 212.15 | 2 65 | 2.65 | 0.00 | 323 | 5.13 | 8.22 |
| | P-31 | | 591732 | 2623617 | 2122 | -50 | 270 | 222.3 | 48.70 | 49 40 | 2.70 | 2.70 | 0.03 | 263 | 0.04 | 0.07 |
| | | | | | | | | | 145.35 | 149.10 | 3.75 | 3 75 | 0.16 | 535 | 2.91 | 1.21 |
| | P-32 | | 591651 | 2623426 | 2128 | -60 | 270 | 294.6 | 141.30 | 172.90 | 1.60 | 1.60 | 0.00 | 404 | 5.54 | 1 63 |
| | P-33 | | 591631 | 2623389 | 2134 | -50 | 270 | 301 | | | | | | | | |
| | P-34 | | 592915 | 2623207 | 2085 | -50 | 252 | 355.25 | 281 65 | 288.05 | 6.40 | 6 40 | 0.00 | 375 | 11.05 | 4.26 |
| | P-35 | | 591727 | 2623648 | 2122 | -60 | 270 | 217.85 | | | | | | | | |
| | P-36 | | 591591 | 2623426 | 2137 | -50 | 270 | 145.1 | 79.95 | 85.10 | 5.15 | 5.15 | 0.00 | 932 | 2 44 | 2.08 |
| | P-37 | | 591591 | 2623426 | 2137 | -65 | 270 | 157.65 | 107.70 | 108 40 | 0.70 | 0.70 | 0.00 | 388 | 4.09 | 5.19 |
| | | | | | | | | | 118 50 | 119 80 | 1.30 | 1.30 | 0 06 | 278 | 2.32 | 2.88 |
| | P-38 | | 592915 | 2623207 | 2085 | -60 | 252 | 334.35 | 290.00 | 291.70 | 1.70 | 1.70 | 0.00 | 170 | 4 00 | 4 60 |
| | | | | | | | | | 300 80 | 306 25 | 5 45 | 5.45 | 0.01 | 217 | 4.45 | 2.31 |
| | P-39 | | 591725 | 2623426 | 2122 | -50 | 270 | 240 | 220 55 | 225 60 | 5 05 | 5.05 | 0 00 | 284 | 3 63 | 5.48 |
| | P-40 | | 591733 | 2623648 | 2121 | -60 | 270 | 282.8 | 246.55 | 248.75 | 2.20 | 2 20 | 0.00 | 240 | 4.31 | 3.52 |
| | P-41 | | 592915 | 2623207 | 2085 | -75 | 252 | 444.3 | | | | | | | | |
| | P-42 | | 591725 | 2623426 | 2122 | -70 | 270 | 337.7 | 280.55 | 305 10 | 24 55 | 24.55 | 0.00 | 167 | 3.67 | 3.27 |
| | P-43 | | 592866 | 2623189 | 2092 | -50 | 252 | 304.05 | 244.05 | 245.35 | 1.30 | 1.30 | 0.00 | 448 | 10.10 | 9.00 |
| | P-44 | | 592894 | 2623263 | 2081 | -50 | 252 | 326.75 | 281.10 | 286 85 | 5.75 | 5.75 | 0.04 | 278 | 5.42 | 3.31 |
| | P-45 | | 591726 | 2623468 | 2123 | -70 | 270 | 377.25 | 204.90 | 205.30 | 0.40 | 0 40 | 0.00 | 254 | 4.58 | 4 33 |
| | P-46 | | 592824 | 2623481 | 2065 | -50 | 252 | 411.9 | | | | | | | | |
| | P-47 | | 591730 | 2623678 | 2120 | -50 | 270 | 361.6 | 103 90 | 106.70 | 2 80 | 2 80 | 0 00 | 242 | 0.09 | 0.29 |
| | | | | | | | | | 276.10 | 276 85 | 0 75 | 0.75 | 0.00 | 314 | 0.24 | 0.14 |
| | PR-1 | | 591529 | 2623597 | 2094 | 0 | 270 | 41 | 1.90 | 2.75 | 0.85 | 0.85 | 0.00 | 125 | 3.80 | 1.09 |
| | | | | | | | | | 25 00 | 27.45 | 2.45 | 2.45 | 0 06 | 215 | 6.16 | 0.07 |
| | | | | | | | | | 30 60 | 33 75 | 2.45 | 2.45 | 0 06 | 297 | 1.88 | 0 63 |
| | PR-2 | | 591529 | 2623597 | 2094 | -40 | 270 | 30 | | | | | | | | |
| | PR-3 | | 591529 | 2623597 | 2094 | -55 | 270 | 21 | 0.00 | 1 20 | 1.20 | 1.20 | 0.18 | 163 | 5 87 | 0.18 |
| | | | | | | | | | 7.55 | 7.85 | 0 30 | 0 30 | 0.00 | 380 | 1.13 | 0.25 |
| | | | | | | | | | 11.10 | 12.25 | 1.15 | 1.15 | 0.00 | 297 | 0.32 | 0.53 |
| | PR-4 | | | | | | | | 0.00 | 16 25 | 16.30 | 16 30 | 0.05 | 380 | 3.84 | 0.78 |
| | | | | | | | | | 82.30 | 84.00 | 1.70 | 1.70 | 0.06 | 494 | 4.33 | 16.51 |
| | PR-5 | | | | | | | | | | | | | | | |
| | PRV-2 | | 591519 | 2623667 | 2110 | -25 | 270 | 51 | 8 20 | 10.95 | 2.75 | 2.75 | 0 00 | 245 | 3 44 | 0 41 |
| | PRV-3 | | | | | | | | | | | | | | | |
| | PRV-4 | | | | | | | | | | | | | | | |
| | PRV-5 | | | | | | | | | | | | | | | |
| | PRV-6 | | | | | | | | 13.30 | 15 90 | 2 60 | 2.60 | 0.23 | 491 | 10.33 | 14.14 |
| | PRV-7 | | | | | | | | 22.75 | 24 30 | 1.55 | 1.55 | 0.00 | 286 | 0.07 | 0.07 |
| | PRV-8 | | | | | | | | | | | | | | | |
| | PRV-9 | | | | | | | | 6.90 | 7.45 | 0.55 | 0.55 | 0.00 | 235 | 8.03 | 2.41 |
| | BA-01 | | 590839 | 2625264 | 2128 | -60.00 | 210 | 318 | 170.90 | 171 90 | 1 00 | 1.00 | 0 22 | 295 | 5 73 | 1.01 |
| | | | | | | | | | 203.05 | 205.05 | 2.00 | 2 00 | 0 00 | 167 | 3.20 | 5 73 |
| | BA-02 | | 590829 | 2625314 | 2120 | -60 00 | 260 | 420 35 | 263.20 | 264.35 | 1.15 | 1.15 | 0.00 | 121 | 4 38 | 5.34 |
| | BA-03 | | 590212 | 2627126 | 2105 | -60 00 | 265 | 255.7 | | | | | | | | |
| | BA-04 | | 590238 | 2627000 | 2102 | -60 00 | 240 | 147.3 | | | | | | | | |
| | BA-05 | | 590839 | 2625264 | 2128 | -50.00 | 210 | 174.3 | 104.30 | 105 20 | 0 90 | 0 90 | 0.00 | 134 | 3.96 | 1 60 |
| | Q-4 | | 591937 | 2623723 | 1926 | 0 | 230 | 70 | | | | | | | | |
| | Q-6 | | 592003 | 2623684 | 1926 | 0 | 180 | 24 | | | | | | | | |
| | Q-7 | | 592003 | 2623684 | 1926 | 0 | 230 | 30 | | | | | | | | |
| | Q-8 | | 592003 | 2623684 | 1926 | -32 | 0 | 53 | 10 90 | 15.54 | 3.26 | 3.26 | 0.00 | 348 | 2.05 | 1.92 |
| | | | | | | | | | 29 92 | 30.86 | 0 94 | 0 94 | 0 00 | 336 | 3 60 | 2 90 |
| | | | | | | | | | 40.10 | 42 40 | 1 84 | 1.84 | 0.00 | 221 | 2.85 | 1.61 |
| | Q-9 | | 592003 | 2623684 | 1926 | -65 | 315 | 35.5 | 3.50 | 5 32 | 1.82 | 1.82 | 0 00 | 556 | 2.80 | 0.30 |
| | | | | | | | | | 19 62 | 23 68 | 4 06 | 4.06 | 0.00 | 1,038 | 12 83 | 5.23 |
| | Q-10 | | 592003 | 2623684 | 1926 | -90 | 0 | 40 | 2.54 | 5 40 | 0 88 | 0 88 | 0 00 | 570 | 3 62 | 2.42 |
| | | | | | | | | | 9 85 | 12 80 | 2 23 | 2 23 | 0.00 | 647 | 3 44 | 0 49 |
| | | | | | | | | | 36.70 | 37.30 | 0 60 | 0 60 | 0.00 | 618 | 8 40 | 7.70 |
| | Q-11 | | 592003 | 2623684 | 1926 | -50 | 35 | 46 67 | 1.77 | 2 20 | 0 43 | 0 43 | 0.00 | 522 | 2.10 | 2.50 |
| | | | | | | | | | 8.56 | 9 80 | 1 22 | 1 22 | 0.00 | 191 | 1.58 | 2.11 |
| | Q-12 | | 592003 | 2623684 | 1926 | -40 | 35 | 39 16 | 0 69 | 1 20 | 0.51 | 0 51 | 0.00 | 306 | 0.30 | 1.20 |
| | Q-13 | | 592003 | 2623684 | 1926 | 0 | 90 | 30 | | | | | | | | |
| | Q-14 | | 591978 | 2623692 | 1926 | 0 | 240 | 33 | 17 84 | 22.11 | 2 63 | 2 63 | 0.00 | 302 | 1.79 | 0.58 |
| | Q-15 | | 591996 | 2623707 | 1926 | 0 | 10 | 17 | 0.00 | 1.07 | 1 07 | 1 07 | 0.00 | 296 | 1.90 | 3 60 |
| | Q-16 | | 591940 | 2623728 | 1926 | 0 | 90 | 75 | | | | | | | | |
| | Q-17 | | 592023 | 2623655 | 1926 | -90 | 0 | 30 | | | | | | | | |
| | Q-18 | | 592023 | 2623655 | 1926 | -75 | 320 | 77 | | | | | | | | |
| | Q-19 | | 592023 | 2623655 | 1926 | -87 | 10 | 66 | | | | | | | | |
| | Q-21 | | 592023 | 2623655 | 1926 | 0 | 215 | 117 | | | | | | | | |
| | Q-22 | | 592023 | 2623655 | 1926 | 0 | 185 | 87 | | | | | | | | |
| | Q-23 | | 591908 | 2623630 | 1926 | 0 | 20 | 83 | | | | | | | | |
| | Q-24 | | 591901 | 2623618 | 1926 | 0 | 200 | 160 | | | | | | | | |
| | | | | | | | | 15,542.87 | | | | | | | | |

## 13.0 DRILLING

FMPlata has been drilling at La Parrilla Silver Mine since June 2005, shortly after acquisition of the Project took place. FMPlata is currently drilling with six drill rigs under contract with Cau S.A. de C.V. ("Causa"). Causa is a Gómez Palacio, Durango, México based drilling company. This program includes drilling from surface and underground sites.

FMPlata's 2008 exploration drilling program includes a total of 119 holes planned for a total depth of 24,700m distributed for exploration within the following areas: Quebradillas, Vacas, San Marcos, Santa Paula, Cerro Santiago, Sacramento and Michis. This program has been outlined in Table 12-2.

Figure 13-1 shows the drilling program and Resource blocks indicated by drilling at the San Marcos mine.

Figure 13-2 shows drilling projections and results at the Quebradillas mine.

Figure 13-3 shows channel sampling at the Rosarios vein.

FMPlata's drillhole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. According to FMPlata, based on geologic interpretations, no apparent deviation has been detected in drillholes. FMPlata has established a surveying procedure which is performed during the drilling due to the fact that most of the holes are now longer than 150 meters. Deviation is defined with one survey reading at the bottom for holes of 150 meters in depth and 2 survey readings for holes longer than 150 meters; one reading at the middle and one reading at the bottom of the hole. .

Logging is performed by the Project geologist in each of the areas being investigated. The Project geologist also determines the sample intervals. Trained assistants are in charge of core splitting and sampling as per the Project's geologist indications.

PAH believes that FMPlata's drilling program from surface and underground sites, in combination with underground development, is appropriate and well designed to explore promising targets and ore deposits continuity.

Geologic potential exists to discover additional mineralized zones along the development workings.

In PAH's opinion FMPlata's exploration drilling program is well designed and is justified as an investment as it has consistently developed additional Resources / Reserves for the La Parrilla Silver Mine. The estimated budget for the 2008 program is included in Section 22 of this Report - Recommendations.



NW
LOOKING NE
SE
2100 masl
2050
2000
1950
1900
1850
SMI-01
SMI-02
SMI-03
ORE SHOOT 1 SAN MARCOS
GENERAL RAMP
SHAFT
C/P VENT.
Suspendido por obas mineras
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
DDH Finished
DDH Finished (values less than 100 g/t)
DDH In process
DDH Programmed
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 13-1
SAN MARCOS MINE
DRILLING and RESERVE / RESOURCE BLOCK
Date of Issue
Jan/2008
Drawing Name
Fig.13-1.dwg



NE
SW
LR 591600
2,150
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
RPA_VIBORAS
LONG. 316 MTS.
LITOLOGIA
CALIZA
GRANODIORITA
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
HORNFELS
SKARN
ZONA DE FALLA
BRECHA SEDIMENTARIA
BARRENOS MMSA
BARRENOS F.M.
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
.dwg


FIGURE 13-2
QUEBRADILLAS MINE DRILLING PROJECTION
and RESULTS


9,900 N
10,200 E
Stope 9
BLOCK INDICATED 2
BLOCK INDICATED 3
BLOCK MEASURED 1
BLOCK MEASURED 2
C'
D
D'
E
E'
F
F'
G
G'
H'
Limestone
Limestone
Intrusive
Intrusive
Vein
Vein
Mat
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 13-3
ROSARIOS VEIN DRILLING
CHANNEL SAMPLING SHOOT 1
Date of Issue
Jan/2008
Drawing Name
Fig.13-3.dwg

# 14.0 SAMPLING METHOD AND APPROACH

PAH reviewed La Parrilla Silver Mine's sampling program for the preparation of this Technical Report. La Parrilla Silver Mine's current sampling team consists of three sampling crews with three employees each for underground sampling, one sampler for drill core, and one sampling supervisor. This process is managed by the mine geologists.

## 14.1 *Channel Sampling*

Exploration sampling for Reserve delineation at La Parrilla Silver Mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2m to 3m, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of less than 1.50m along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4kg. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification.

La Parrilla Silver Mine sampling quality control program consists of checking the assays of one duplicate sample for every 20 regular samples, including pulp samples. PAH recommends that the sampling procedures include field duplicate samples (for instance, 1 duplicate for every 20 samples) at the mine, and duplicate pulp samples to confirm the sample preparation and assaying methods. PAH recommends that samples be duplicated at about 5 percent for each case, field duplicates and pulp duplicates.

La Parrilla Silver Mine's channel sampling program for this period includes 34 pulp samples from working stopes and exploration areas within the underground mine.

All samples are assayed at La Parrilla's lab, while duplicate samples are sent to BSI-Inspectorate laboratory, a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango City, México.

## 14.2 *Drill Core Samples*

FMPlata exploration drilling is performed by the contractor firm of Causa. This company is based in the city of Gómez Palacio, Durango State, Mexico and presently is operating six drilling rigs at La Parrilla Silver Mine.

Sampling of the drill core is made after the core has been logged by the mine geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate lab in Durango City. Generally the samples represent core lengths of less than 1.50m. All the core samples are sent for assaying by Inspectorate. The core samples are crushed and pulverized at Inspectorate in Durango City and 250g pulp samples are sent to Reno, Nevada for assaying.

Duplicate core samples are taken by FMPlata crew from the remaining half of the core, by again splitting the core to a one quarter size. Therefore, one quarter of the core still remains in the box for future reference. Duplicate samples are taken at a rate of approximately one duplicate sample from every twenty regular samples.

Figure 14-1 shows core samples of the sulfides mineralization of Vacas area, DH-2.

Figure 14-2 shows core samples of sulfide mineralization of Vacas area, DH-1.

Drillhole data are included in the Resource / Reserve calculations, and are generally applied by La Parrilla Silver Mine in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

No geochemical sampling was done during the PAH site visit.

PAH's opinion regarding the channel sampling applied by FMPlata's exploration and mining crews, is that it is done carefully and responsibly by well trained samplers. The sampling appears to reconcile with silver production and sales by FMPlata. The channel samples appear to properly represent the mineralization of La Parrilla Silver Mine deposits; therefore, they are acceptable for Resource and Reserve estimates.



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
| --- | --- | --- | --- |
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-1<br>SULFIDES MINERALIZATION INTERCEPT<br>VACAS AREA - DRILLHOLE 2 | Jan/2008 |
| Project No. 0532 | Project Name<br>La Parrilla Silver Mine | | Drawing Name<br>F[illegible]-1.dwg |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 14-2<br>SULFIDES MINERALIZATION INTERCEPT<br>VACAS AREA DRILLHOLE 1 | Jan/2008 |
| Project No.<br>80532 | Project Name<br>La Parrilla Silver Mine | | Drawing Name<br>Fig.14-2.dwg |

# 15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

## 15.1 *Sample Preparation*

La Parrilla Silver Mine's sample preparation descriptions were presented in Technical Report Amended as follows: "Exploration, mine development, production, and plant samples are sent to FMPlata's on-site laboratory for chemical analysis of silver, gold, lead, zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA)".

A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and 1 gram is required for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of ± 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance."

Figure 15-1 shows sample preparation flow chart.

## 15.2 *Laboratory Facilities*

PAH notes that the FMPlata laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently processes about 250 samples by fire assay and by AA per day, including exploration samples, development samples, and mill samples. Laboratory personnel include five sample preparation operators, one Chief Chemist/AA and one Assistant Operator in fire assay and AA, and one person who weigh samples and reports results. La Parrilla Silver Mine supports students under scholarship programs for practicing at the laboratory during the summer months.

The on-site laboratories consist of two separate buildings for sample preparation and for assaying. The assaying facility includes electric equipment, two crushers, one ball mill and electric and LPG fueled furnaces. Solution samples are analyzed with a Perkin Elmer Analist 400 Atomic Absorption unit.

4 kg initial sample to be dried, and reduced to >80% - mesh (2 mm) with jaw crusher and roll mill

↓

One sub sample of 250 to 300 g obtained with Jones splitter

↓

Pulverization to >90% -150 mesh (106μ) with Labtech LM2 pulverizing mills. Note: clean tested sand is used to avoid contamination between samples during the pulverization process

↓

Pulps are sent to BSI - Inspectorate, Sparks, Nevada for analytical analyses

↓

After optimal acid digestion, a routine 30 element ICP analysis follows - Ag/Au by fire assay/atomic absorption spectroscopy. In case of values obtained marked greater than or over limit these samples will be redone with assay grade procedures

↓

Ag >200 ppm redone with FA/gravimetric analysis Pb, Zn & Cu >10,000 ppm A. R. digestion

| Prepared by  pincock, allen & holt, 165 S. Union Boulevard, Suite 950, Lakewood, Colorado 80228, Phone (303) 986-6950 | Drawing Provided by/Prepared for: FIRST MAJESTIC SILVER Corp. | FIGURE 15-1<br>SAMPLE PREPARATION<br>FLOW CHART | Date of Issue: Jan/2008 |
|---|---|---|---|
| Project No. 80535 | Project Name: La Parrilla Silver Mine | | Drawing Name: Fig.15-1.dwg |

La Parrilla Silver Mine lab includes facilities for metallurgical testwork. Test work for flotation, cyanidation and gravimetric concentration is done in the lab.

FMPlata's QC procedure consists in sending mine samples and/or pulps to an outside laboratory, usually BSI-Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 20. FMPlata has established a QC procedure by checking assays. Drill samples are duplicated as one sample for every twenty regular samples. PAH recommends that standard samples and blank samples also be included in the duplicate sampling.

## 15.3 *Check Assaying*

To evaluate sample quality control, FMPlata performs periodic check analyses on samples. For the period to October 31, 2007, FMPlata has sent 60 samples to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. All core samples are sent to the BSI-Inspectorate lab for assaying; therefore, the assay check was also performed by the same lab.

Table 15-1 is a list of core samples that were checked by duplicate assays.

Figure 15-2 is a graph that shows the assay check results for silver from the core samples and comparison of Inspectorate Laboratories assays of regular and duplicate samples, for 60 samples from the period of June to October, 2007.

Table 15-2 presents the database for 34 duplicate pulp samples. These were assayed by the La Parrilla Silver Mine lab and checked by Inspectorate Lab for silver, lead and zinc.

Figure 15-3 shows three graphs representing the assay check results for silver, lead and zinc from the 34 pulp samples and comparison between the Inspectorate Laboratories assays and the La Parrilla Silver Mine lab assays.

No gold assays are performed at FMPlata's lab. The correlation for silver assays of core samples is acceptable at 91 percent. The correlation for assays of silver from pulp samples is too low at 81 percent with bigger discrepancies at samples with silver grades higher than about 400 g/tonne.

Channel sample checks are performed by analyzing random sample pulps at La Parrilla Silver Mine lab with assay checking by the SGS de México lab at Durango. The assays include silver, lead and zinc.

PAH recommends that a more strict and systematic program of assay checks, including field samples and pulps, be implemented, and that the operators investigate the causes for these differences. Pulp sample test differences may indicate poor handling and shipping procedures.

TABLE 15-1
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Core Samples Check - La Parrilla Lab - BSI Inspectorate Lab

| | DH | Sample No. | | Assay g/tonne Silver | |
|---|---|---|---|---|---|
| | No. | Original | Duplicate | Original Core | Duplicate Core |
| 1 | SM-19 | 7335 | SRT-19 10217 | 66 | 52 |
| 2 | SM-21 | 9206 | SRT-21 10220 | 91 | 140 |
| 3 | SM-21 | 9210 | SRT-21 10221 | 26 | 36 |
| 4 | SM-22 | 8385 | SRT-22 10222 | 2 | 3 |
| 5 | SM-22 | 8388 | SRT-22 10223 | 59 | 88 |
| 6 | SM-25 | 1114 | SRT-25 10229 | 33 | 41 |
| 7 | SM-25 | 1128 | SRT-25 10230 | 10 | 8 |
| 8 | SM-26 | 5408 | SRT-26 10231 | 3 | 3 |
| 9 | SM-27 | 4863 | SRT-27 10233 | 30 | 26 |
| 10 | SM-27 | 4868 | SRT-27 10234 | 12 | 12 |
| 11 | SM-28 | 4843 | SRT-28 10235 | 1,116 | 887 |
| 12 | SM-28 | 4845 | SRT-28 10236 | 391 | 600 |
| 13 | SM-29 | 4890 | SRT-29 10237 | 80 | 82 |
| 14 | SM-29 | 4895 | SRT-29 10238 | 834 | 476 |
| 15 | SM-30 | 4882 | SRT-30 10239 | 158 | 224 |
| 16 | SM-30 | 4885 | SRT-30 10240 | 7 | 9 |
| 17 | SM-31 | 8361 | SRT-31 10241 | 393 | 399 |
| 18 | SM-31 | 8383 | SRT-31 10242 | 45 | 99 |
| 19 | SM-32 | 8400 | SRT-32 10243 | 594 | 257 |
| 20 | SM-33 | 8407 | SRT-33 10244 | 54 | 38 |
| 21 | SM-33 | 8415 | SRT-33 10245 | 1,039 | 574 |
| 22 | SM-34 | 8419 | SRT-34 10246 | 99 | 143 |
| 23 | SM-35 | 8425 | SRT-35 10247 | 83 | 100 |
| 24 | SM-36 | 8442 | SRT-36 10248 | 1,745 | 1,205 |
| 25 | LR 01 | LR-01-M 4 | E.S 01 4 | 507 | 321 |
| 26 | LR 01 | LR -01- M 10 | E.S 01 10 | 215 | 90 |
| 27 | LR 02 | LR - 02-M 4 | E.S 02 4 | 2,356 | 1,672 |
| 28 | LR 02 | LR - 02- M 7 | E.S 02 7 | 82 | 70 |
| 29 | LR 02 | LR - 02 - M 27 | E.S 02 27 | 250 | 209 |
| 30 | LR 03 | LR - 03- M 9 | E.S 03 9 | 255 | 207 |
| 31 | LR 03 | LR - 03- M -18 | E.S 03 18 | 106 | 100 |
| 32 | LR 04 | LR - 04-M -3 | E.S 04 3 | 175 | 79 |
| 33 | LR 04 | LR - 04- M -4 | E.S 04 4 | 75 | 115 |
| 34 | LR 07 | LR - 07- M -26 | E.S 07 26 | 33 | 26 |
| 35 | LR 07 | LR - 07-M 29 | E.S 07 29 | 50 | 31 |
| 36 | LR 07 | LR - 07- M 31 | E.S 07 31 | 634 | 328 |
| 37 | LR 08 | LR - 08 - M 27 | E.S 08 27 | 33 | 29 |
| 38 | LR 08 | LR - 08- M 31 | E.S 08 31 | 27 | 57 |
| 39 | LR 08 | LR - 08 M 38 | E.S 08 38 | 124 | 160 |
| 40 | LR 10 | LR - 10 -M 8 | E.S 10 8 | 1,036 | 1,829 |
| 41 | LR 12 | LR - 12- M 8 | E.S 12 8 | 171 | 148 |
| 42 | LR 13 | LR - 13- M 13 | E.S 13 13 | 142 | 192 |
| 43 | LR 16 | LR - 16- M 28 | E.S 16 28 | 111 | 152 |
| 44 | LR 17 | LR - 17- M 05 | E.S 17 5 | 189 | 220 |
| 45 | LR 18 | LR - 18 M 19 | E.S 18 19 | 168 | 214 |
| 46 | LR 18 | LR - 18- M 21 | E.S 18 21 | 42 | 70 |
| 47 | LR 18 | LR - 18 M-24 | E.S 18 24 | 110 | 131 |
| 48 | LR 20 | LR - 20- M 06 | E.S 20 6 | 103 | 104 |
| 49 | LR 22 | LR - 22 - M 01 | E.S 22 1 | 171 | 107 |
| 50 | LR 25 | LR - 25- M 10 | E.S 25 10 | 184 | 198 |
| 51 | LR 26 | LR - 26 -M 03 | E.S 26 3 | 1,052 | 2,092 |
| 52 | LR 26 | LR - 26- M 04 | E.S 26 4 | 2,238 | 2,079 |
| 53 | LR 27 | LR - 27- M 03 | E.S 27 3 | 1,755 | 2,865 |
| 54 | LR 27 | LR - 27- M 05 | E.S 27 5 | 37 | 21 |
| 55 | LR 28 | LR - 28- M 05 | E.S 28 5 | 3,421 | 2,846 |
| 56 | LR 28 | LR - 28-M 08 | E.S 28 8 | 105 | 51 |
| 57 | LR 31 | LR-31 -M 4 | E.S 31-8051 | 471 | 337 |
| 58 | LR 31 | LR- 31 M 9 | E.S 31 8052 | 136 | 249 |
| 59 | LR 32 | LR.-32 M 1 | E.S.32 8053 | 168 | 151 |
| 60 | LR 32 | LR-32 M 7 | E.S. 32 8054 | 121 | 118 |
| | | | | Assays g/tonne Ag | |
| | General Statistics | | Min | 2 | 3 |
| | | | Max | 3,421 | 2,865 |
| | | | Media | 397 | 386 |
| | | | STD | 667 | 671 |
| | | | C.C. | 0.91 | 0.91 |


ORIGINAL VS DUPLICATE SILVER
Ag g/tonne
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Sample No.
Original Core
Duplicate Core
Silver g/tonne
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
0532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
5-2.dwg

FIGURE 15-2
CORE ASSAY CHECKS

TABLE 15-2
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Pulp Samples Check

| | Mine | Sample No. | | Assay g/tonne Silver | | Assay % Pb | | Assay % Zn | |
|---|---|---|---|---|---|---|---|---|---|
| | | Original | Duplicate | La Parrilla Lab | Inspectorate Lab. | La Parrilla Lab | Inspectorate Lab. | La Parrilla Lab | Inspectorate Lab. |
| 1 | QUEBRADILLA | 11293 | 14051 | 183 | 428 | 4.68 | 3.79 | 0.87 | 0.72 |
| 2 | QUEBRADILLA | 12925 | 14052 | 82 | 73 | 1.77 | 1.71 | 1.73 | 1.71 |
| 3 | QUEBRADILLA | 12935 | 14053 | 80 | 86 | 1.90 | 1.81 | 1.08 | 0.91 |
| 4 | QUEBRADILLA | 15016 | 15017 | 61 | 60 | 5.77 | 2.99 | 0.24 | 0.27 |
| 5 | QUEBRADILLA | 15038 | 15039 | 172 | 107 | 5.27 | 18.75 | 0.93 | 6.21 |
| 6 | QUEBRADILLA | 15048 | 15049 | 151 | 227 | 4.82 | 3.53 | 1.83 | 1.85 |
| 7 | QUEBRADILLA | 15058 | 15059 | 83 | 98 | 1.69 | 2.00 | 1.27 | 1.41 |
| 8 | QUEBRADILLA | 15068 | 15069 | 119 | 108 | 2.95 | 2.01 | 1.17 | 0.81 |
| 9 | QUEBRADILLA | 15078 | 15079 | 117 | 101 | 2.11 | 2.47 | 3.42 | 1.78 |
| 10 | QUEBRADILLA | 14055 | 14056 | 470 | 524 | 8.58 | 7.23 | 1.41 | 3.72 |
| 11 | QUEBRADILLA | 14064 | 14065 | 538 | 228 | 8.98 | 4.26 | 10.89 | 12.65 |
| 12 | QUEBRADILLA | 14075 | 14076 | 23 | 39 | 0.57 | 0.86 | 2.39 | 2.14 |
| 13 | QUEBRADILLA | 14085 | 14086 | 56 | 40 | 1.24 | 0.81 | 0.39 | 0.33 |
| 14 | QUEBRADILLA | 17010 | 17011 | 6 | 7 | 0.01 | 0.01 | 0.06 | 0.07 |
| 15 | QUEBRADILLA | 17020 | 17021 | 52 | 24 | 0.38 | 0.31 | 0.58 | 0.66 |
| 16 | QUEBRADILLA | 17030 | 17031 | 2 | 6 | 0.00 | 0.00 | 0.01 | 0.03 |
| 17 | QUEBRADILLA | 17176 | 17177 | 6 | 47 | 0.29 | 2.68 | 0.26 | 1.09 |
| 18 | QUEBRADILLA | 17189 | 17190 | 4 | 8 | 0.10 | 0.10 | 0.07 | 0.07 |
| 19 | QUEBRADILLA | 15003 | 15004 | 20 | 27 | 0.08 | 0.07 | 0.15 | 0.11 |
| 20 | QUEBRADILLA | 17050 | 17051 | 38 | 35 | 0.41 | 0.47 | 0.18 | 0.17 |
| 21 | QUEBRADILLA | 17060 | 17061 | 71 | 61 | 0.77 | 1.07 | 2.38 | 1.71 |
| 22 | SAN MARCOS | 14961 | 14960 | 769 | 804 | 0.38 | 0.50 | 0.13 | 0.18 |
| 23 | SAN MARCOS | 14971 | 14970 | 151 | 181 | 1.33 | 0.60 | 0.11 | 0.13 |
| 24 | LA ROSA | 12965 | 12964 | 923 | 330 | 0.45 | 0.11 | 0.05 | 0.03 |
| 25 | LA ROSA | 12982 | 12981 | 512 | 110 | 0.69 | 0.70 | 0.05 | 0.10 |
| 26 | LA ROSA | 17052 | 17051 | 85 | 51 | 0.10 | 0.08 | 0.04 | 0.05 |
| 27 | SAN MARCOS | 13287 | 13286 | 748 | 456 | 0.61 | 0.89 | 0.19 | 0.10 |
| 28 | LA ROSA | 14034 | 14033 | 233 | 246 | 0.13 | 0.39 | 0.03 | 0.06 |
| 29 | LA ROSA | 14045 | 14044 | 1,149 | 1,478 | 0.45 | 0.28 | 0.04 | 0.05 |
| 30 | LA ROSA | 14510 | 14509 | 160 | 245 | 0.36 | 0.03 | 0.17 | 0.01 |
| 31 | LA ROSA | 14521 | 14520 | 108 | 168 | 0.67 | 0.62 | 0.07 | 0.08 |
| 32 | SAN MARCOS | 13277 | 13276 | 346 | 725 | 3.30 | 2.06 | 0.55 | 0.18 |
| 33 | SAN MARCOS | 13287 | 13286 | 748 | 456 | 0.61 | 0.90 | 0.19 | 0.10 |
| 34 | SAN MARCOS | 13297 | 13296 | 453 | 301 | 3.91 | 3.28 | 0.12 | 0.05 |
| | | 34 | | Assay g/tonne Silver | | Assay % Pb | | Assay % Zn | |
| General Statistics | | Min | | 2 | 6 | 0.00 | 0.00 | 0.01 | 0.01 |
| | | Max | | 1,149 | 1,478 | 8.98 | 18.75 | 10.89 | 12.65 |
| | | Media | | 256 | 232 | 1.92 | 1.98 | 0.97 | 1.16 |
| | | STD | | 302 | 300 | 2.40 | 3.36 | 1.94 | 2.40 |
| | | Correlation | | 0.81 | | 0.63 | | 0.89 | |



ORIGINAL VS DUPLICATE SILVER ASSAYS
Ag g/tonne
1,400
1,200
1,000
800
600
400
200
0
Sample No.
La Parrilla Lab
Inspectorate Lab.
ORIGINAL VS DUPLICATE LEAD ASSAYS
Assay % Pb
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
Sample No.
La Parrilla Lab
Inspectorate Lab
ORIGINAL VS DUPLICATE ZINC ASSAYS
Assay % Zn
12.00
10.00
8.00
6.00
4.00
2.00
Sample No.
La Parrilla Lab
Inspectorate Lab.


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80535

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Parrilla Silver Mine

FIGURE 15-3
PULP ASSAYS CHECKS

Date of Issue
Jan/2008

Drawing Name
Fig.15-3.dwg

PAH suggests the implementation of a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples to keep a close control of the assay results. PAH recommends that a similar program as that for core samples be established, to compare assay results between La Parrilla Silver Mine lab and Inspectorate for channel and production samples.

### 15.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at La Parrilla Silver Mine, and that most of FMPlata's data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Parrilla Silver Mine operation is being conducted by FMPlata in a reasonable manner, consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the mineralization of the deposits, and believes that they may be used with acceptable confidence in the estimation of the mineable Reserves.

## 16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Parrilla Silver Mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

FMPlata has established a systematic procedure to verify data and quality control which has proven effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMPlata initiated an effective control of La Parrilla Silver Mine operations since May 2004 when it took control of the mining operation.

La Parrilla Silver Mine maintains an active program of assay checks for the production of concentrates at the mine's lab, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 presents a summary of Doré shipments for September, October and November, 2007. It includes 12 of La Parrilla Silver Mine's Doré shipment assays reported by FMPlata and by Peñoles laboratories.

**TABLE 16-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Doré Bars Assays Check (Sep-Nov, 2007)**

| Shipment | | La Parrilla Lab Assays | | | Met - Mex Peñoles Assays | | |
|---|---|---|---|---|---|---|---|
| | | Weight | Gold | Silver | Weight | Gold | Silver |
| No | Date | (Kg) | g/tonne | Kg/Tonne | Kg | g/tonne | Kg/Tonne |
| 92-07 | 22-Nov-07 | 295.980 | 951.00 | 972.11 | 296.040 | 1,027.000 | 967.354 |
| 91-07 | 22-Nov-07 | 326.410 | 795.00 | 953.80 | 326.465 | 762.000 | 950.752 |
| 90-07 | 22-Nov-07 | 248.240 | 734.00 | 975.68 | 248.299 | 868.000 | 973.022 |
| 89-07 | 22-Nov-07 | 288.630 | 856.00 | 982.07 | 288.732 | 825.000 | 979.493 |
| 88-07 | 22-Oct-07 | 347.320 | 799.00 | 946.80 | 347.372 | 745.000 | 941.547 |
| 87-07 | 22-Oct-07 | 319.780 | 779.00 | 977.01 | 319.821 | 740.000 | 972.450 |
| 86-07 | 22-Oct-07 | 405.630 | 897.00 | 947.34 | 405.691 | 1,202.000 | 943.376 |
| 85-07 | 22-Oct-07 | 281.790 | 1,158.00 | 955.61 | 281.796 | 1,059.000 | 955.108 |
| 84-07 | 20-Sep-07 | 326.840 | 716.00 | 937.65 | 326.235 | 733.000 | 934.365 |
| 83-07 | 20-Sep-07 | 378.920 | 901.00 | 955.20 | 378.991 | 956.000 | 954.432 |
| 82-07 | 20-Sep-07 | 309.730 | 849.00 | 943.74 | 309.837 | 828.000 | 943.463 |
| 81-07 | 20-Sep-07 | 394.700 | 757.00 | 958.75 | 394.686 | 695.000 | 955.558 |
| General Satistics | Min | 248.240 | 716.00 | 937.65 | 248.299 | 695.000 | 934.365 |
| | Max | 405.630 | 1,158.00 | 982.07 | 405.691 | 1,202.000 | 979.493 |
| | Average | 326.998 | 849.33 | 958.81 | 326.997 | 870.000 | 955.910 |
| | Stdev | 47.584 | 120.84 | 14.56 | 47.577 | 158.219 | 14.351 |
| | Correlation | 1.00 | 0.71 | 0.99 | | | |

Figure 16-1 shows graphs of Doré silver and gold assays correlation as reported by the FMPlata and Met-Mex Peñoles labs.

Statistical analysis of these results indicates a coefficient of correlation of 71 percent for the gold and 99 percent for the silver between the assays at La Parrilla Silver Mine and Peñoles laboratories.

Table 16-2 shows a list of 11 samples of bulk concentrates shipped to Met-Mex Peñoles during the months of October and November, 2007. These concentrates were assayed for gold, silver and lead. Correlation of assay results between the La Parrilla Silver Mine and Peñoles labs is represented by graphs in Figure 16-2. The coefficient of correlation for silver assays is 99 percent, while for lead is 97 percent. The La Parrilla Silver Mine lab does not assay the samples for gold due to a very low grade.

**TABLE 16-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Concentrates Assays Check (Aug, 2007)**

| Concentrate Shipment | | First Majestic Plata - Concentrate Assays | | | | Met-Mex Peñoles - Concentrate Assays | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Weight | Assays | | | Weight | Assays | | |
| No | Date | Tonnes | Gold g/tonne | Silver Kg/tonne | Lead % | Tonnes | Gold g/tonne | Silver Kg/tonne | Lead % |
| P-20072848 | 22-Nov-07 | 66.630 | N.A. | 2.258 | 15.700 | 66.354 | 0.500 | 2.201 | 17.040 |
| P-20072797 | 22-Nov-07 | 65.826 | N.A. | 2.606 | 19.990 | 65.475 | 0.450 | 2.534 | 21.460 |
| P-20072699 | 22-Nov-07 | 133.835 | N.A. | 3.112 | 25.710 | 129.370 | 0.470 | 3.032 | 26.710 |
| P-20072678 | 22-Nov-07 | 34.081 | N.A. | 2.998 | 23.760 | 33.238 | 0.550 | 2.943 | 26.170 |
| P-20072666 | 22-Nov-07 | 32.910 | N.A. | 2.954 | 22.560 | 32.598 | 0.550 | 2.962 | 26.260 |
| P-20072557 | 22-Oct-07 | 34.156 | N.A. | 3.206 | 26.220 | 33.899 | 0.530 | 3.121 | 31.420 |
| P-20072560 | 22-Oct-07 | 33.596 | N.A. | 3.334 | 31.190 | 33.493 | 0.600 | 3.293 | 33.320 |
| P-20072557 | 22-Oct-07 | 34.178 | N.A. | 3.294 | 28.660 | 33.536 | 0.630 | 3.179 | 32.220 |
| P-20072493 | 22-Oct-07 | 33.629 | N.A. | 2.878 | 20.650 | 33.475 | 1.450 | 2.794 | 22.250 |
| P-20072470 | 22-Oct-07 | 34.212 | N.A. | 2.930 | 20.380 | 33.320 | 0.800 | 2.896 | 24.410 |
| P-20072430 | 22-Oct-07 | 33.298 | N.A. | 2.730 | 21.410 | 32.894 | 0.570 | 2.708 | 24.170 |
| General Statistics | Min | 32.910 | N.A. | 2.258 | 15.700 | 32.598 | 0.450 | 2.201 | 17.040 |
| | Max | 133.835 | N.A. | 3.334 | 31.190 | 129.370 | 1.450 | 3.293 | 33.320 |
| | Average | 48.759 | N.A. | 2.936 | 23.294 | 47.968 | 0.645 | 2.878 | 25.948 |
| | Stdev | 31.065 | N.A. | 0.318 | 4.404 | 29.986 | 0.283 | 0.311 | 4.930 |
| | Correlation | 1.00 | N.A. | 0.99 | 0.97 | | | | |

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the Doré and concentrates produced at La Parrilla Silver Mine and shipped to the smelter.

PAH's conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable Reserves, and that the sales of Doré and concentrates are a clear representation of FMPlata production sales.

During PAH's site visit, four drillholes, from Quebradillas (Q-22 and Q-25), from Las Vacas (VC-10 and VC-11) were selected to review FMPlata's core and sampling procedures. PAH notes that the core is kept in boxes with clear markings of samples and depth. The core has been split in half and occasionally in one quarter for assaying. The mineralization intercepts are sampled and FMPlata provided copies of the assay certificates. PAH reviewed the original certificates, which are kept at FMPlata's office in the city of Durango. PAH believes that an adequate amount of checking has been performed at La Parrilla Silver Mine, and that the results are representative of the mineralization in the deposit.


DORE Silver Assays Correlation
990.00
980.00
970.00
960.00
950.00
940.00
930.00
920.00
910.00
Kg/tonne Silver
990.000
980.000
970.000
960.000
950.000
940.000
930.000
920.000
910.000
La Parrilla Silver Assays
Met-Mex Penoles Silver Assays
1 2 3 4 5 6 7 8 9 10 11 12
Shipment No.


DORE Gold Assays Correlation
1,400.00
1,200.00
1,000.00
800.00
600.00
400.00
200.00
0.00
Gold Assay g/tonne
1,400.000
1,200.000
1,000.000
800.000
600.000
400.000
200.000
0.000
La Parrilla Gold Assays
Met-Mex Penoles Gold Assays
1 2 3 4 5 6 7 8 9 10 11 12
Shipment No.


DORE Shipment's Weight Correlation
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0.000
Weight, Kg
La Parrilla DORE Weight, Kg
Met-Mex Penoles DORE Weight - Kg
1 2 3 4 5 6 7 8 9 10 11 12
Shipment No.

| Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for *FIRST MAJESTIC SILVER Corp.* | FIGURE 16-1 DORE BARS ASSAYS CHECKS | Date of Issue Jan/2008 |
|---|---|---|---|
| Project No. 80535 | Project Name La Parrilla Silver Mine | | Drawing Name Fig.16-1.dwg |


La Parrilla Concentrate Silver Assays Checks
Silver Kg/tonne
4.000
3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
1 2 3 4 5 6 7 8 9 10 11
Shipment No.
La Parrilla Assays+'PARRILLA CONC'!$A$39
Met-Mex Penoles Assays
La Parrilla Concentrate Lead Assays Checks
Pb Kg/tonne
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0.000
1 2 3 4 5 6 7 8 9 10 11
Shipment No.
La Parrilla Pb Assays
Met-Mex Penoles Pb Assays
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.16-2.dwg

FIGURE 16-2
CONCENTRATES ASSAYS CHECK
(AUGUST, 2007)

## 17.0 ADJACENT PROPERTIES

No adjacent properties exist within the surrounding areas of La Parrilla Silver Mine. Several mines, including: Quebradillas, La Blanca, Las Vacas, San Nicolás and other mines, are covered by mining concessions that were recently acquired by FMPlata from Grupo México and other parties. Therefore, FMPlata has consolidated ownership of the area surrounding the La Parrilla Silver Mine.

In addition to the mining concessions acquired by FMS from Minera Los Rosarios and Grupo México, FMPlata has applied for two other claims that protect all the area surrounding the La Parrilla Silver Mine. The claims provide coverage of 53,290.21 hectares. These claims have been approved by the Dirección General de Minas, titles are pending to be issued.

No other mines exist nearby the La Parrilla Silver Mine area. Other mining districts located within the La Parrilla Silver Mine region are the following:

- The Chalchihuites mining district, partially owned by FMS, is located approximately S50ºE and 50km from La Parrilla Silver Mine's district. The areas within this district owned by FMS included the Perseverancia Silver Mine and the San Juan Silver Mine.
- La Colorada mine, owned and operated by Pan American Silver is located about 70 km S40ºE from La Parrilla Silver Mine, and
- The San Martín / Sabinas / Los Tocayos mining district, with mines operated by Grupo México, Peñoles and others near the city of Sombrerete, Zacatecas, is about 60km to the S75ºE from the La Parrilla Silver Mine area.

La Parrilla Silver Mine district and other regional mining districts as shown in Figure 17-1.

Surface rights for installations, waste dumps, tailings, and some of the mines within La Parrilla Silver Mine area, have been obtained by FMPlata in an Agreement for the use of surface rights with the Ejido of San José de La Parrilla, for 15 years, covering 69 hectares, and also FMPlata purchased and additional 30.50 hectares of surface rights from Grupo México.


San Martin
G. Mexico
400 M oz Ag
Sabinas
Penoles
47 M oz Ag
La Colorada
Panamerican Silver
25 M oz Ag
Chalchihuites
First Majestic
La Parrilla mine

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 17-1<br>LA PARRILLA and OTHER REGIONAL MINES | Jan/2008 |
| Project No. 80532 | Project Name: La Parrilla Silver Mine | | Drawing Name: Fig.17-1.dwg |

## 18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The ore processed from the La Parrilla mining district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 65 percent of the silver in cyanide leaching, and about 65 percent for silver and 55 percent for lead in the flotation circuit. The recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit are expected to rise to 70 percent in the short term as modifications are made to the circuit and the operators become more skilled; however, based on historic data and metallurgic testing, the La Parrilla Silver Mine personnel has defined 75 percent recoveries as a reasonable goal for silver and lead in the medium term.

The valuable mineral in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly-auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the doré bars.

Figure 18-1 shows flotation concentrate cell at La Parrilla Silver Mine.



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 18-1<br>SULFIDES BULK FLOTATION | Jan/2008 |
| Project No. 80532 | Project Name: La Parrilla Silver Mine | | Drawing Name: Fig.18-1.dwg |

# 19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Parrilla Silver Mine uses conventional, manual methods, supported by computer applications and software, to calculate the tonnage and average grades of the mineral Resources and Reserves. FMPlata has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by FMS. Currently FMPlata maintains geologic interpretations and mine plans in AutoCAD and databases in Excel spreadsheets. FMPlata has reviewed and calculated Resources and Reserves for La Parrilla Silver Mine to assess the current status of the property and to use it as a basis for future updated estimates and reconciliation. This estimate is also the basis for design and evaluation of exploration programs for the mine. This Resource / Reserve calculation has been estimated as of October 31, 2007.

## 19.1 *Introduction*

FMPlata initiated exploration activities at La Parrilla Silver Mine area in July 2005. Diamond drilling and underground development works were focused in exploring the Los Rosarios System. Other than exploration by Grupo México at Quebradillas and Vacas mines, no other significant exploration studies had been carried out at La Parrilla until FMS initiated these investigations. Currently FMPlata is exploring by underground development and drilling at La Blanca, La Rosa, Rosarios, San Marcos, Quebradillas, Las Vacas, San Onofre and Temis areas. As a result of these exploration efforts, other areas have been located that will be included in future FMPlata programs, such as the probable open pitable area to the East of Quebradillas.

FMPlata initiated exploration programs based on drifting and channel sampling. Old workings and accessible areas within the Los Rosarios System mines are a primary target for confirmation and further exploration by FMPlata, as well as other promising areas of resources.

Exploration studies at La Parrilla Silver Mine from 1990 to the end of 2007, including FMPlata program for the second semester of the year, and those investigations carried out by now Grupo México, adds up to 281 drillholes (65 drilled by Grupo México) with a total drilled depth of 71,687m; 274.2km of geophysical surveying (IP/RA), including 46 km carried out by FMPlata during the last period; 36sq km of aeromagnetic investigations; and about 4,100 samples for geochemical research, in addition to 12,269m of underground development, including 1,663m by Grupo México.

Quebradillas mine was explored and developed by now Grupo México. It was investigated by drifting, ramps and crosscuts, as well as by diamond drilling. Grupo México indicated a significant tonnage and grade on Reserves for the mine based on these investigations, however that Reserve is historical and no details are known to the author for consideration in this Report. FMPlata has initiated aggressive mine development and drilling to validate those Reserves and Resources. During this period, FMPlata has estimated at Quebradillas about 25,000 tonnes in Reserves in addition to about 423,000 tonnes of ore in Resources. These Reserves and Resources were only estimated with part of the drill hole sample assays,

since most of the completed drill hole samples are pending from assaying at Inspectorate lab. Geologic projections of the Quebradillas deposit appear to indicate a significant deposit to be further developed.

## 19.2 *Methodology*

La Parrilla Silver Mine actual Reserve and Resource blocks are primarily located in the Los Rosarios System, in the San Marcos and Quebradillas mines. Mineralization at La Parrilla Silver Mine is controlled by regional and local mineralized structures, intrusive stocks, dikes, sills and the metasomatic zone that surrounds the main granodiorite stock.

Regional and local geologic features appear to indicate that the main mineral concentrations are emplaced in the surrounding area to deep granodiorite stocks. These stocks are well defined by magnetic anomalies. Geologic structures are located and oriented around the boundaries of the deep igneous bodies, which probably have originated them during the tectonic events. Breccia zones and intense fracturing of some areas were also originated by the igneous events. Chemically and structurally favorable enclosing rocks allow deposition and replacement of the economic mineralization in the area.

Under this propitious geologic environment, the Resource and Reserve blocks have been defined at the various mineralized structures, veins, veinlets, intersections and stockwork zones at the drift levels along the Los Rosarios System and others mines within the area, where sampling has found economically mineable mineralization.

The Reserve tonnage and grade are based largely on channel samples, while the Resources are largely determined by diamond drilling. Reserve blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones; they may reach lengths of up to 200 meters, and are dependant on the ore shoot extensions. The vertical extension of the Reserve and Resource blocks is projected between contiguous drift levels. Vertical extension if generally projected to 30m, but in some cases it may reach 50m. The Los Rosarios System has been developed and partially drilled, in its central portion, along an extension of approximately 1.50km. Within this distance FMPlata has defined four ore shoots. This System includes, from the SE, the La Blanca, Rosarios and La Rosa mines. This central portion of the system comprises the main mining development within La Parrilla Silver Mine, and it also holds the most significant Reserves and Resources known to date.

The San Marcos vein occurs in a general NS strike at the eastern part of the area, and it tends to intercept the Los Rosarios System. The San Marcos mine was developed near the area where this projection may take place. FMPlata is reopening and developing the old mine in a systematic manner with ramps and regular drifting to prepare mine blocks for production, as well as for exploration. An ore shoot of approximately 200m long has been delineated and some Reserves are already accessible for production. An intense drilling program indicates continuity of the mineralization to depth as well as along strike.

Other significant Resources within the area are now under investigation by FMPlata, in the Quebradillas, where an interesting breccia pipe is under investigation and development, San José, Vacas, Las Víboras, Sacramento, Santa Paula, etc.

Geophysical anomalies within the area represent a significant target for exploration since these may indicate geological features that appear appropriate for finding other mineral concentrations. Geochemical sampling may be a useful tool to qualify these anomalies. FMPlata is utilizing all these techniques to investigate the La Parrilla district for satellite mineral deposits within the area.

For Reserve estimation, the cross sectional area of mineralization is drawn on each of the blocks using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone. The Reserve Blocks are projected up and down by a maximum length of 20m in vertical extension, although they may be limited by mine drifts or other workings. Mine dilution is adjusted to a minimum mining width of 2.00m. Proven Reserves are based on channel sampling of contiguous drift levels and accessible raises and other mine works. Probable Reserves are projected at 20m beyond the proven blocks. Measured and Indicated Resources are projected beyond the probable Reserves, considering geologic features and evidences of mineralization continuity. Resource estimates are projected at 25m from the drill intercepts.

In PAH's opinion the La Parrilla Silver Mine Reserve / Resource Blocks estimation is in accordance to acceptable engineering practices and appropriate for the geologic characteristics of the mineral deposits within the La Parrilla district.

The density factor (specific gravity) is then input into the calculation and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X s.g. = tonnes of material.

The density factor used (2.70) to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Mr. Manuel Yañez Escareño, Manager of the La Parrilla Silver Mine lab.

PAH believes that on average the density for mineralization is conservative since the results indicate a general average of 2.79. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each Reserve / Resource Block at La Parrilla Silver Mine, composites of all channels and sample grades that occur on either side within the block's drifts are taken in consideration. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each Reserve Block are then determined by combining the tonnes and grade results obtained for each section that crosses the block. The Resource Block tonnes and grade are tabulated by FMPlata on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the mineralized zones for use in the Reserve estimate is done with cutoff grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as some non economic mineralization below the cutoff grade, in which case FMPlata eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or drillholes, be used as much as possible in the blocks of Reserve and Resource estimation.

The Reserve Blocks estimated by FMPlata are not included within the Resource Blocks.

In PAH's opinion the Reserve and Resource Block estimates carried out by FMPlata at La Parrilla Silver Mine have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves.

## 19.3 *Cutoff Grade Calculations*

For the current reserve, PAH has calculated, breakeven cutoff grades, based on sales, for both the extraction and processing of oxide ore as well as extraction and processing of sulfide ore in La Parrilla Silver Mine underground mine operations. The basic parameters applicable to the cutoff grade calculations for the underground mining operation are shown in the following table:

**TABLE 19-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Cutoff Grade Parameters (oxide ore)**

| Concepts | | Costs and Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $45.50 |
| COG Silver only (g/t Ag) | | 221 |
| Gold credits (g/t Ag Equiv.) | | 6 |
| **COG -Gold Credits (g/t Ag)** | | **215** |
| Silver Recovery in Mill (%) | | 64.0% |
| Payable Silver from Refinery | | 99.5% |
| Payable Gold from Refinery | | 99.0% |
| Silver Price ($/oz.) | | $10.50 |
| Gold Price (S/oz) | | $560 |
| Lead Price ($/lb.) | | $0.68 |
| Zinc Price ($/lb.) | | $1.16 |
| Monetary Exchange Rate | | $10.94 pesos: $1.00 |

*88,936.0 tonnes of oxide ore processed in first 10 months of 2007.

### *Oxide Ore*

Equating these parameters (oxide ore only), the breakeven cutoff grade for silver ($COG_{Ag}$), based solely on silver for total operating costs (Table 19-1) and process recoveries is as follows:

$CM_{Ag}$ =Total operating costs/ (Silver price X mill recovery X refinery payable metal)

CMAg= \$45.50 per tonne/(\$10.50 X 0.64 X 0.995) =7.11 oz Ag per tonne or **221 g Ag/t.**

However, there is a small gold contribution for La Parrilla Silver Mine oxide ores. Production of gold in the doré from the mine only for the first 10 months of 2007 was 10.1 kilograms. The calculation for gold contribution is as follows:

Revenues from gold ($R_{Au}$) = Ounces of gold in doré X payable from refinery X gold price.

$R_{Au}$ =323 oz Au X 0.995 X \$560

$R_{Au}$ = \$180,000

$R_{Au}$/ tonne mined = \$180,000 / 88,700 = \$2.03

The silver equivalent of gold contribution = \$2.03 /\$10.50 = 0.193 oz Ag/t or **6.0 g Ag/t.**

The adjusted mine cutoff grade ($CM_{Ag}$) is then: 221 g Ag/t Ag- 6 g Ag/t = **Ag = 215 g Ag/t.**

### *Lead Silver Sulfide Ore*

The basic parameters used for the cutoff grade calculations for the mining and processing of lead-silver sulfide ore from La Parrilla Silver Mine is shown in Table 19-2 as follows:

**TABLE 19-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A de C.V.**
**La Parrilla Silver Mine**
**Cutoff Grade Parameters Lead-Silver Sulfide (**

| Concepts | | Costs and Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | \$43.13 |
| COG Silver only (g/t Ag) | | 215 |
| Lead credits (g/t Ag Equiv.) | | 6 |
| **COG - Lead Credits (g/t Ag)** | | **185** |
| Silver Recovery in Mill (%) | | 62.5% |
| Payable Silver from Smelter (Pb-Ag Conc.) | | 95.0% |
| Payable Lead from Silver (Pb-Ag Conc.) | | 88.0% |
| Payable Silver from Smelter (Zn-Ag Conc.) | | 67.0% |
| Payable Zinc from Smelter (Zn-Ag Conc.) | | 80.0% |
| Silver Price (\$/oz.) | | \$10.50 |
| Lead Price (\$/lb.) | | \$0.68 |
| Zinc Price (\$/lb.) | | \$1.16 |
| Monetary Exchange Rate | | \$10.94 pesos: \$1.00 |

*53,845 tonnes mined & processed in first 10 months of 2007.

Equating the parameters from the above table, the breakeven cutoff grade for mining and processing of the lead-silver (only) sulfide ore, based solely on silver, for the total operating costs (Table 25-12) and the 2007 process recoveries, is as follows:

$CD_{Ag}$ = Total Operating Costs/ (silver price X mill recovery X smelter payable metal).

$CD_{Ag}$ = \$43.13/ \$10.50 X 0.625 X 0.95) = 6.92 oz Ag/t or **215 g Ag/t.**

A lead contribution is obtained from mining and processing the lead-silver sulfide ore at La Parrilla Silver Mine. About 409.4 tonnes of lead in concentrates was produced in the first 10 months of 2007. The calculation for the lead contribution is as follows:

Revenues for lead ($R_{Pb}$) = Lbs in concentrates X payable from smelter X lead price.

$R_{Pb}$= 409.4 tonnes X 2204.6 lbs/t X 0.88 X \$0.68

$R_{Pb}$ = \$539,600

$R_{Pb}$ per tonne of sulfides processed = \$539,600/53,845 = \$10.02

Ag Equivalent per tonne processed = $R_{Pb}$/ Ag price = \$10.02/\$10.50 = 0.95 oz Ag/t or **30 g Ag/t**.

Adjusted Cut-off Grade ($CD_{Ag}$) for lead-silver sulfides = 215g Ag/t – 30g Ag/t = **185 g Ag/t.**

***Lead-Zinc-Silver Sulfides***

There will also be a zinc contribution for La Parrilla Silver Mine lead-zinc-silver sulfide cut-off grade for the calculation of lead-zinc-silver sulfide Resources. The first shipment of zinc concentrates from La Parrilla Silver Mine to Peñoles' Torreón smelter was made late in the 4th quarter of 2007, and FMPlata has budgeted steady zinc concentrate for 2008 and beyond. The basic parameters used for the cutoff grade calculations for the mining and processing of lead-silver sulfide ore form La Parrilla Silver Mine are shown in Table 19-3 as follows:

**TABLE 19-3**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Cut-Off Grade Parameters for Lead-Zinc-Silver Sulfide Ore**

| Concepts | | Costs & Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $43.13 |
| COG Silver only (g/t Ag) | | 215 |
| Lead credits (g/t Ag Equiv.) | | 6 |
| COG - Lead Credits (g/t Ag Equiv.) | | 185 |
| Zinc Credits (g/t Ag Equiv.) | | 53 |
| **COG-Zinc Credits (g/t Ag Equiv.)** | | **132** |
| Silver Recovery in Mill (%) | | 62.5% |
| Payable Silver from Smelter (Pb-Ag Conc.) | | 95.0% |
| Payable Lead from Silver (Pb-Ag Conc.) | | 88.0% |
| Payable Silver from Smelter (Zn-Ag Conc.) | | 67.0% |
| Payable Zinc from Smelter (Zn-Ag Conc.) | | 80.0% |
| Silver Price ($/oz.) | | $10.50 |
| Lead Price ($/lb.) | | $0.68 |
| Zinc Price ($/lb.) | | $1.16 |
| Monetary Exchange Rate | | $10.94 pesos: $1.00 |

*53,845 tonnes mined & processed in first 10 months of 2007.

The calculation for the zinc contribution, based on the on the budgeted 2008 La Parrilla Silver Mine budgeted zinc concentrate production of 1,154 tonnes of zinc metal from milling 131,500 tonnes of ore, is as follows:

Revenues for zinc ($R_{Zn}$) = Lbs. in concentrate X payable from smelter X zinc price.

$R_{Zn}$ = 1,154 tonnes Zn metal X 2204.6 lbs/t X 0.80 X $1.16/ lb. Zn

$R_{Zn}$ = $2,361,000

RZn per tonne of sulfides milled = $2,361,000/131,500 = $17.95/tonne.

Ag Equivalent per tonne milled = $R_{Zn}$/ Ag Price = $17.95/$10.50 = 1.71 oz Ag/t or 53.0 g Ag/t.

Adjusted cut-off for Zn contribution = 185 g Ag/t - 53 g Ag/t = **132 g Ag/t.**

## 19.4 *Reserve Estimates*

PAH has reviewed La Parrilla Silver Mine Reserve update of October 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve

Blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

FMPlata has estimated mineable Reserves for La Parrilla Silver Mine's following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.553 million tonnes averaging 326 grams per tonne silver, 0.59 percent lead and 0.43 percent zinc, for a total of 5.8 million contained ounces of silver only or 6.1 million ounces of silver equivalent contained with gold credit. As discussed previously in the calculation methodology section, the Proven ore category has been projected up to 20 meters from the drift sample data, while the Probable ore category is projected another 20 meters beyond the proven ore.

Table 19-4 presents a summary of La Parrilla Silver Mine proven and Probable Reserves.

Figures 19-1, 19-2 and 19-3 show cross sections of the San Marcos, Quebradillas and Vacas mines showing the Reserve and Resource Blocks.

PAH notes that the Reserve and Resource blocks are exclusive of each other.

La Parrilla Silver Mine deposits occur in vein deposits and breccia zones and faults or fracturing intersections that make wide and irregular deposits. Generally ore shoots occur at La Parrilla Silver Mine in alternating zones of wide and narrow areas along the mineralized structures. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

**TABLE 19-4**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Mineral Reserves Prepared by FMS, Reviewed by PAH. As of October 31, 2007 (1,2,7)**

| Deposit | Mineralization | Category | Metric Tonnes | Width | Grade | | | | Contained Silver, ounces (3,4,5) | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Oxides / Sulfides | | Tonnes | meters | Gold g/tonne | Silver g/tonne | Lead, % | Zinc, % | Silver only | Silver equivalent |
| **Total Proven Reserves** | | | | | | | | | | |
| San Marcos | Oxides | Proven | 10,518 | 2.45 | | 601 | | | 203,147 | 205,176 |
| La Rosa - Rosarios - La Blanca | Oxides | Proven | 168,064 | 2.66 | | 323 | | | 1,747,440 | 1,779,860 |
| Quebradillas | Oxides | Proven | 16,700 | 3.09 | | 229 | | | 123,008 | 126,229 |
| **Total Proven Reserves** | **Oxides** | **Proven** | **195,282** | **2.69** | **0.00** | **330** | **0.00** | **0.00** | **2,073,595** | **2,111,266** |
| | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Sulfides | Proven | 156,087 | 2.83 | 0.00 | 316 | 1.41 | 1.28 | 1,586,155 | 1,736,704 |
| **Total Proven Reserves** | **Sulfides** | **Proven** | **156,087** | **2.83** | **0.00** | **316** | **1.41** | **1.28** | **1,586,155** | **1,736,704** |
| | | | | | | | | | | |
| **Total Oxides plus Sulfides Reserves (6,7)** | | **Proven** | **351,368** | **2.75** | **0.00** | **324** | **0.63** | **0.57** | **3,659,750** | **3,847,969** |
| | | | | | | | | | | |
| **Total Probable Reserves** | | | | | | | | | | |
| San Marcos (oxides) | Oxides | Probable | 7,012 | 2.45 | | 601 | | | 135,433 | 136,786 |
| La Rosa - Rosarios - La Blanca | Oxides | Probable | 89,251 | 2.67 | | 312 | | | 896,310 | 913,527 |
| Quebradillas | Oxides | Probable | 8,662 | 3.10 | 0.00 | 231 | | | 64,363 | 66,034 |
| **Total Probable Reserves** | **Oxides** | **Probable** | **104,925** | **2.69** | **0.00** | **325** | **0.00** | **0.00** | **1,096,106** | **1,116,347** |
| | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Sulfides | Probable | 97,101 | 3.14 | 0.00 | 336 | 1.08 | 0.38 | 1,049,579 | 1,143,235 |
| **Total Probable Reserves** | **Sulfides** | **Probable** | **97,101** | **3.14** | **0.00** | **336** | **1.08** | **0.38** | **1,049,579** | **1,143,235** |
| | | | | | | | | | | |
| **Total Oxides plus Sulfides Reserves (6,7)** | | **Probable** | **202,026** | **2.91** | **0.00** | **330** | **0.52** | **0.18** | **2,145,686** | **2,259,582** |
| | | | | | | | | | | |
| **Total Proven plus Probable Reserves, Oxides and Sulfides (6,7)** | | | **553,394** | **[illegible]** | **0.00** | **326** | **0.59** | **0.43** | **5,805,435** | **[illegible]** |

(1) Cutoff and silver equivalent based on sales. Prices used for evaluation: Ag-$10.50/oz, Pb-$0.68/lb, Zn-$1.16/lb.
(2) Cutoff grade estimated for oxides ore as 221 g/tonne Ag only, and for sulfides ore as 215 g/tonne Ag only, Zinc is not considered in reserves.
(3) Cutoff grade estimated for oxides ore as 215 g/tonne - Ag equivalent including Au credit = 6 g/tonne Ag.
(4) Cutoff grade estimated for Ag/Pb sulfides ore as 185 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag.
(5) Cutoff grade estimated for Ag/Pb/Zn sulfides in resources as 132 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag and Zn credit = 53 g/tonne Ag.
(6) Figures in table may not match due to rounded estimates in Excel spreadsheets.
(7) Reserves and resources are exclusive of each other.


NW
SE
SMI-01
SMI-02
SMI-03
SMI-04
BLOCK 1 A
BLOCK 1
BLOCK 2
BLOCK 3
BLOCK 4
BLOCK 5
BLOCK 6
BLOCK 7
BLOCK 8
BLOCK 9
BLOCK 10
BLOCK 11
BLOCK 12
BLOCK 13
BLOCK 14
BLOCK 15
RESERVES
PROVEN
PROBABLE
DDH Finished
DDH Finished (values less than 100 g/t)
RESOURCES
MEASURED
INDICATED
INFERRED
DDH in process
DDH Programmed
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
60532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.19-1.dwg

FIGURE 19-1
RESERVE and RESOURCE BLOCKS
SAN MARCOS MINE


RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
0532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
2.dwg

FIGURE 19-2
RESERVE / RESOURCE BLOCKS
EBRADILLAS MINE - STOPE Q-4



NV
SE
MINA SAN MARCOS
SECC_9
SECC_8
SECC_7
SECC_6
SECC_5
SECC_4
SECC_3
SECC_2
SECC_1
SECC_0
SECC_-1
SECC_-2
SECC_-3
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
GEOFISICA POR P.I. RANGO DE ELEVACION 1751 A 1900 MTS.
Prepared by
pincock, allen & holt
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.19-3.dwg


FIGURE 19-3
RESERVE / RESOURCE BLOCKS
VACAS MINE

## 19.5 *Resource Estimation*

Resource calculations by FMPlata at La Parrilla Silver Mine are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource Block boundaries along mineralized structures, and another 20m beyond the blocks' width. The estimated Resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and on the ore shoots projections and they may reach 200m in length as in the Rosarios System.

La Parrilla Silver Mine mineral Resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves.

The grade for these blocks is determined from the grade estimated for the drillhole intercepted grade and from the adjacent Reserve Blocks, and sampling in mine workings and drill holes located within the block area.

FMPlata continues to identify Reserve and Resource blocks indicated by previous operators, and exploring additional areas. The estimated mineral Resources are considered conservative, since only adjacent blocks are projected from the Reserve Blocks. Mineralization within the metasomatic zone in the contact between the intrusive stock and the carbonaceous Cuesta del Cura Formation has shown high probability of occurrence as Skarn deposits.

Additional geologic potential exists within La Parrilla Silver Mine's area to investigate targets that may result in significant resource development for the operation. Direct exploration of the geophysical anomaly areas may result in significant target zones for further exploration. Previous investigations by Grupo México have also indicated IP anomalies, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the FMPlata holdings are the following:

- San José mine
- Sacramento
- Cerro Santiago
- Stockwork zone to the East of Quebradillas
- Las Víboras
- San Marqueña
- Mina Santa Paula
- Las Vacas
- Quebradillas, and
- Color anomaly to the West of San José de la Parrilla
- La Protectora, etc.

Additional Inferred Resources have been projected in the Rosarios and San Marcos zones.

PAH has included the zinc mineralization in the La Parrilla Silver Mine Resources, but excluded from the Reserve estimates, because only one test shipment of zinc concentrates was made to Met-Mex Peñoles as a result of the activation of the zinc flotation circuit during our site visit. A proforma of sales was made available to PAH at this time to estimate parameters such as recovery rates, etc. for economic considerations.

FMPlata estimate of Measured and Indicated Resource Blocks as reviewed by PAH, is shown in Table 19-5. Most of the Resources are defined by diamond drilling. The Measured and Indicated silver Resources, including oxides and sulfides mineralization, consist of 2.7 million tonnes averaging 287 grams per tonne silver, for a total content of 24.6 million ounces of silver only contained or 29.3 million ounces of silver equivalent net of gold credit for oxides and lead and zinc for sulfides. The Resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is net of gold credit in oxides, at 6 g/tonne Ag, and net of lead and zinc credits for sulfides, at 30 and 53 g/tonne Ag respectively. This estimate is based on the following prices: Ag - $10.50/oz, Au - $570/oz, Pb - $0.68 / lb and Zn - $1.16 / lb.

Table 19-5 shows the Measured and Indicated Resources and the Inferred Resource Estimate for La Parrilla Silver Mine. PAH notes that these Resources are in addition to the previously reported Reserves.

FMPlata has estimated additional silver Resources at a distance beyond the Proven and Probable Reserves. These Inferred Resources are estimated at 4.2 million tonnes at an average grade of 230 g/tonne Ag, representing a content of 30.7 million ounces of silver only, or 38.6 million ounces of silver equivalent including Au, Pb and Zn credits, within the Resource. These additional Resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other Reserve or Resource categories. PAH considers these additional Resources to be of an Inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on widely-spaced drill holes, surface sampling or old surface workings. These Resources are presented by FMPlata as Inferred Resources.

The Inferred Resources need considerable grade and tonnage information before they can be "proved up" to "mineable Reserves." To date, Los Rosarios system at La Parrilla Silver Mine has demonstrated a continuity along about 2.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future, Resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred Resources for La Parrilla are presented in the lower portion of Table 19-5.

TABLE 19-5
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Mineral Resources Prepared by FMS, Reviewed by PAH. As of October 31, 2007 (1,2,7)

| Total Measured Resources | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Deposit | Mineralization | Category | Metric Tonnes | Width | Grade | | | | Contained Silver, ounces (3,4,5) | |
| | Oxides / Sulfides | | Tonnes | meters | Gold g/tonne | Silver g/tonne | Lead, % | Zinc, % | Silver only | Silver equivalent |
| La Rosa - Rosarios - La Blanca | Oxides | Measured | 103,741 | 5.18 | 0.09 | 518 | 0.00 | 0.00 | 1,726,344 | 1,746,356 |
| Quebradillas | | | 50,881 | 5.77 | 0.43 | 292 | 0.00 | 0.00 | 477,387 | 487,202 |
| San Marcos | | | 225,859 | 3.43 | 0.22 | 373 | 0.00 | 0.00 | 2,709,836 | 2,753,405 |
| Total Measured Oxides | | | 380,481 | 4.22 | 0.22 | 402 | 0.00 | 0.00 | 4,913,567 | 4,986,964 |
| | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Sulfides | Measured | 552,578 | 8.49 | 0.18 | 352 | 1.74 | 0.97 | 6,248,939 | 7,723,498 |
| Quebradillas | | | 243,478 | 4.82 | 0.00 | 278 | 3.81 | 5.30 | 2,176,456 | 2,826,180 |
| San Marcos | | | 48,830 | 4.09 | 0.19 | 321 | 2.20 | 1.43 | 503,915 | 634,219 |
| Vacas | | | 117,263 | 4.53 | 0.00 | 296 | 6.33 | 6.35 | 1,116,186 | 1,429,103 |
| Total Measured Sulfides | | | 962,148 | 6.85 | 0.11 | 326 | 2.85 | 2.74 | 10,045,496 | 12,613,000 |
| | | | | | | | | | | |
| Total Measured Oxides plus Sulfides Resources (6,7) | | | 1,342,629 | 6.11 | 0.14 | 347 | 2.04 | 1.97 | 14,959,063 | 17,599,964 |
| | | | | | | | | | | |
| Total Indicated Resources | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Oxides | Indicated | 43,636 | 3.23 | 0.15 | 203 | 0.00 | 0.00 | 284,795 | 293,212 |
| Quebradillas | | | 110,137 | 4.66 | 0.01 | 158 | 0.00 | 0.00 | 559,397 | 580,643 |
| San Marcos | | | 432,306 | 2.98 | 0.21 | 298 | | | 4,139,075 | 4,222,469 |
| Total Indicated Oxides | | | 586,079 | 3.31 | 0.17 | 264 | 0.00 | 0.00 | 4,983,267 | 5,096,324 |
| La Rosa - Rosarios - La Blanca | Sulfides | Indicated | 270,814 | 4.72 | 0.15 | 182 | 2.30 | 1.37 | 1,587,196 | 2,309,867 |
| Quebradillas | | | 18,057 | 3.80 | 0.01 | 253 | 2.24 | 5.94 | 146,903 | 195,088 |
| San Marcos | | | 25,218 | 4.09 | 0.19 | 321 | 2.20 | 1.43 | 260,260 | 327,554 |
| Vacas | | | 424,873 | 4.74 | 0.00 | 196 | 4.13 | 8.16 | 2,673,829 | 3,807,608 |
| Total Indicated Sulfides | | | 738,962 | 4.68 | 0.08 | 196 | 3.36 | 6.39 | 4,668,187 | 6,640,117 |
| | | | | | | | | | | |
| Total Indicated Oxides plus Sulfides Resources (6,7) | | | 1,325,042 | 4.08 | 0.11 | 227 | 1.87 | 3.00 | 9,651,454 | 11,736,441 |
| | | | | | | | | | | |
| Total Measured plus Indicated Oxides plus Sulfides Resources (6,7) | | | 2,667,671 | 5.10 | 0.13 | 287 | 1.95 | 2.48 | 24,610,517 | 29,336,405 |
| Total Inferred Resources | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Oxides | Inferred | 802,644 | 3.05 | 0.08 | 318 | | | 8,201,831 | 8,356,664 |
| Quebradillas | | | 5,670 | 3.50 | | 285 | 4.53 | 1.64 | 51,954 | 53,048 |
| San Marcos | | | 484,049 | 3.05 | 0.16 | 326 | | | 5,078,617 | 5,171,992 |
| Total Inferred Oxides | | | 1,292,363 | 3.05 | 0.11 | 321 | 0.02 | 0.01 | 13,332,401 | 13,581,704 |
| La Rosa - Rosarios - La Blanca | Sulfides | Inferred | 2,616,850 | 3.87 | 0.15 | 191 | 1.98 | 1.66 | 16,040,595 | 23,023,690 |
| Quebradillas | | | 7,088 | 4.20 | 0.01 | 215 | 2.18 | 5.58 | 48,995 | 67,910 |
| Vacas | | | 240,929.59 | 4.92 | 0.00 | 171 | 3.23 | 8.89 | 1,322,823 | 1,965,747 |
| Total Inferred Sulfides | | | 2,864,868 | 3.96 | 0.13 | 189 | 2.09 | 2.27 | 17,412,414 | 25,057,346 |
| | | | | | | | | | | |
| Total Inferred Oxides plus Sulfides Resources (6,7) | | | 4,157,231 | 3.68 | 0.13 | 230 | 1.45 | 1.57 | 30,744,815 | 38,639,050 |

(1) Cutoff and silver equivalent based on sales. Prices used for evaluation: Ag-$10.50/oz; Pb-$0.68/lb; Zn-$1.18/lb.
(2) Cutoff grade estimated for oxides ore as 221 g/tonne Ag only, and for sulfides ore as 215 g/tonne Ag only. Zinc is not considered in reserves.
(3) Cutoff grade estimated for oxides ore as 215 g/tonne - Ag equivalent including Au credit = 6 g/tonne Ag.
(4) Cutoff grade estimated for Ag/Pb sulfides ore as 185 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag.
(5) Cutoff grade estimated for Ag/Pb/Zn sulfides in resources as 132 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag and Zn credit = 63 g/tonne Ag.
(6) Figures in table may not match due to rounded estimates in Excel spreadsheets.
(7) Reserves and resources are exclusive of each other.

## 19.6 *Conclusion*

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by FMPlata were reviewed by PAH and constitute part of an operation by FMPlata, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources, which are exclusive of each other category, may not be materially affected by issues that could prevent their extraction and processing.

## 20.0 OTHER RELEVANT DATA AND INFORMATION

La Parrilla Silver Mine has been in operation intermittently since the sixteenth century, when many of the mining districts in the region were discovered, such as Zacatecas, Fresnillo, San Martín/Sabinas/ Tocayos near Sombrerete, Cerro del Mercado, etc. Silver production from the La Parrilla Silver Mine's district until 2007, based in unpublished reports by ASARCO, the Comisión de Fomento Minero, production records from Mina Los Rosarios, S.A. de C.V. and production records from FMS from June 2004 to December 2007, is estimated at a total production of about 1.2 million tonnes of ore at an average grade of 321 g/tonne Ag, 1.8 % Pb and 1.7 % Zn. This represents 12.5 million ounces of silver, 48.1 million pounds of lead and 44.4 million pounds of zinc.

Mineralization at the Los Rosarios System, which includes the mines of Rosarios, La Rosa, La Blanca and San José, consists of a vein system that has been partially developed to depths of less than 250m at Ore Shoot 1 of the Rosarios area, while at other mines of similar geologic environments within the region, such as the San Martín/Sabinas and La Colorada mines, the ore deposits have been developed to depths greater than 600m to 800m.

FMPlata underground development has identified numerous exploration targets. One immediate target for exploration is the intersection zone between the Los Rosarios system and the San Marcos vein.

FMPlata's recent acquisition of mining concessions owned by Grupo México surrounding the La Parrilla Silver Mine includes highly promising prospecting areas that may increase FMPlata's Resource / Reserve base. FMPlata is developing exploration programs through drilling and underground workings to validate Grupo México's reported historical Resources and Reserves for Quebradillas and other areas within the concessions.

In PAH's opinion numerous outcropping mineralized structures and alteration zones within the La Parrilla district still remain to be explored. No other mines are operating within adjacent areas to the FMPlata's holdings.

## 21.0 INTERPRETATION AND CONCLUSIONS

La Parrilla Silver Mine represents a typical Mexican mining district developed by prospectors (gambusinos) into a small to medium scale mining operation. Typically, no exploration investigations were carried out in these mining districts, other than following the mineralized structures. Development of these mines was based in accordance with metal's prices or other geopolitical issues.

Modern exploration investigations within these old mining districts often result in discovery of significant mineral deposits, as was the case in Guanajuato, Fresnillo, Cananea, Parral, etc.

FMPlata's exploration programs are based on investigating old mining districts; therefore, its rate of success for discovering new mineral deposits has resulted in a higher-than-average rate of success.

La Parrilla Silver Mine district consists of a mineralized region where a plutonic intrusive in contact with carbonaceous sedimentary rocks, in addition to subsequent hydrothermal mineralizing events, have originated adequate geologic conditions and mineral deposition creating numerous mineral deposits within the district. These mineral deposits occur, associated or enclosed by, the regional intrusive stock, stockwork zones, breccia zones and vein structures. Similar geologic conditions exist at San Martín / Sabinas, near Sombrerete; at Fresnillo; at Zacatecas; at Chalchihuites; at Concepción del Oro, and at Peñasquito mining districts, all within the State of Zacatecas, México.

Partial records of historic production at La Parrilla Silver Mine indicate a total of approximately 1.2 million tonnes containing about 12.5 million ounces of silver, about 48.1 million pounds of lead, and about 44.4 million pounds of zinc. This recorded production was primarily extracted from the Los Rosarios System, including the Rosarios, La Rosa, La Blanca and San José mines, and from the San Marcos vein.

Current exploration studies by FMPlata and previous operators in the area have indicated significant geologic potential within La Parrilla Silver Mine district, along and to depth of the Los Rosarios System (La Blanca, La Rosa, Rosarios, San José); along and to depth of the San Marcos vein system; at the Quebradillas – Las Víboras zone; at Vacas mine; as well as at numerous geophysical magnetic and IP anomalies. FMPlata is planning to carry out an aggressive exploration program for the following several years to investigate the district's numerous exploration targets.

FMPlata is integrating the old mining workings into new underground mines that include ramps of access to the production zones, crosscuts and drifts that incorporate development into accessible and more productive blocks of mineralization for mining by the cut-and-fill method. Mine preparation requires a lengthy program of workings based on sound planning. This mine preparation eventually leads to a more efficient operation, at lower operating costs, and a predictable production schedule.

FMPlata has completed preliminary programs to upgrade processing facilities by replacing some parts or pieces of equipment from the cyanidation plant, such as one of the filters, thickener tanks and the crushing system. These upgrades should result in operating at scheduled capacity with a more effective

operation that should result in consistent processing and recoveries. Adjacent to the cyanidation plant a new flotation circuit was built to process primary sulfides mineralization, since some of the mines are reaching the transition zone where oxidized and sulfides minerals are extracted. La Parrilla Silver Mine's two processing circuits may be capable of processing the ores produced from FMPlata's different mines.

FMPlata's exploration and development efforts and investments at La Parrilla Silver Mine have resulted in estimated Reserves and Resources for the operation as of October 31, 2007 containing 6.1 million ounces of silver equivalent in Proven and Probable Reserves, which represent an increment of 67 percent over previously reported estimates; 29.3 million ounces in Measured and Indicated Resources, an increment of 122 percent; and 38.6 million ounces in Inferred Resources, or 8 percent more than the previous estimates.

FMPlata has initiated training and support for educational programs to attract experienced personnel and in preparing for the future. These programs include coordination and support to nearby communities as part of social responsibilities.

La Parrilla Silver Mine estimated Resource / Reserve base for this period represents an important step towards consolidating the mining operation under a solid scenario of mineable Reserves for the following fiscal operating periods. This step also represents a base for further Reserves increment through exploration and development.

In PAH's opinion FMPlata's operation at La Parrilla Silver Mine is being conducted with sound engineering practices and acceptable methods of general application within the World mining industry; therefore PAH believes that the exploration, mining and processing methods applied by FMPlata at La Parrilla Silver Mine are acceptable and justified, in accordance with good engineering practices.

## 22.0 RECOMMENDATIONS

La Parrilla Silver Mine represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high metals prices. No significant exploration programs were generally carried out in these districts. Historical records and estimates by surveying of old stopes show production from the numerous mines at La Parrilla Silver Mine district of 12.5 million ounces silver, 48.1 million pounds lead and 44.4 million pounds zinc, including FMPlata operations to 2007.

FMPlata has considered significant budgets for investment in exploration at La Parrilla Silver Mine. These programs of exploration appear to have already shown positive results by indicating an important Resource / Reserve base for the mine. PAH highly recommends to continue with these programs in the Los Rosarios System, San Marcos and Quebradillas areas. FMPlata has estimated an expenditure of $3.25 Million for the period of 2008 presented in Tables 12-2 and 22-1. In PAH's opinion, this investment represents a reasonable budget for exploration of targets that show geologic potential and highly promising evidences of mineral concentrations within accessible areas of the mining district.

The FMPlata exploration program includes geophysical investigations by magnetic and IP surveying (30km) at an estimated budget of $90,000. It also includes geochemical investigations (2,100 samples) at an estimated cost of $104,000. Diamond drilling from surface and underground sites (total 119 drill holes) is estimated at $1.75 M. The program also includes underground drifting and crosscuts and preparation and access for drill sites, for a total development of about 900m at an estimated cost of $585,000. PAH agrees with implementation of this exploration program and the cited estimated expenditures, since positive results may develop additional Resources and extend the life of the mine.

PAH recommends that geochemical investigations from drilling samples be carried out. This may include core sampling of the different rock formations, other than mineralized zones. The intention would be to apply geochemical investigations by rock formations, and to establish a signature and database that may aid in interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements. An estimated budget for these investigations may include about 1,030 samples at an estimated cost of $51,500, which has been included in the 2008 budget.

In PAH's opinion La Parrilla Silver Mine programmed capital expenditures for the period of 2008, for a total of $3.25 Million are scheduled to improve the operation and through a successful exploration program, increase the mine's Reserves and Resources and therefore extend the mine life.

Other recommendations by PAH related to operating practices, for which no budget can be estimated, are the following:

- La Parrilla Silver Mine's operators must address discrepancies between the milled grades of both oxide and sulfide ore versus the average Reserve and Resource grades. The head grade problems are mainly due to the contract miners extracting more dilution than necessary. PAH recommends that mine geologists and mining engineers develop and execute stricter grade control procedures in all the operations. These measures should result in tonnage and grade reconciliation between production, Reserves and sales.

- The mine operating costs are too high, given the highly mechanized operations in La Parrilla Silver Mine. The high costs are mainly due to the inefficient contractors, who are using very old and, sometimes, worn-out equipment. FMPlata is purchasing their own new equipment, and PAH believes that the equipment should be assigned to company personnel instead of to the contractors. Over the near term, the high-cost contractors should be gradually phased out.

- Ground control in the mines requires more attention. Scaling and installation of rock bolts with or without strapping and/or wire mesh was deficient in some areas. PAH recommends that mine management and supervision pay closer attention to ground control and adopt a more conservative approach to the installation of ground control fixtures.

Details of recommended investments are presented in Table 22-1.

Table 22-1 shows recommended exploration budget for 2008 at La Parrilla Silver Mine.

**TABLE 22-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Recommended Exploration Budget for 2008**

| Exploration Activities | Quantity | Total estimated cost US$ |
|---|---|---|
| Geophysical Survey IP | 30km | 90,000 |
| Geochemical Survey | 2,100 samples | 104,000 |
| Surface Diamond Drilling | 17,500 m (65 dh) | 1,750,000 |
| Underground Diamond Drilling | 7200m (54 dh) | 720,000 |
| Underground development | 900m | 585,000 |
| **Total Recommended Budget** | | **3,249,000** |

## 23.0 REFERENCES


- Resource and Reserve Estimates by First Majestic Plata for La Parrilla Silver Mine. Prepared by FMPlata and FMRM staff and reviewed by PAH. November 2007.

- La Parrilla silver mine technical report amended for the La Parrilla Silver Mine, Durango state, México; which was prepared for First Majestic Silver Corp. by Pincock, Allen & Holt, Inc. Dated July 24, 2007 and published in SEDAR in July 25, 2007.

- News release by First Majestic Silver Corp. highlights from 3rd quarter financial statements. Dated November 29, 2007.

- La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.

- Property Risk Control Survey Report, First Majestic Resource Corp. La Parrilla Silver Mine, San José de La Parrilla, Durango, México. Prepared by Marsh a MMC (Marsh & McLennan Companies, Guy Visón, P. Eng. December 19, 2006.

- Legal Opinion – First Majestic Resources México, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on November 22, 2007.

- Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.

- Information provided by FMRM as owner and operator of La Parrilla mine, including data from 2006 to May 2007.

- Information provided by FMRM on concession titles on behalf of the La Parrilla mining operation, as follows:

  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the "Licencia Ambiental Unica No. LAU-10/016-2005" dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, in registration No. "FMR141001611" dated April 17, 2006.

  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam "Parrilla II". Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.

- State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006.

- Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances. Dated March 1, 2005 and update of June 15, 2006.

- Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Document No. SG/130.2.1.1/000897 dated on April 16, 2007. Resolución en Materia de Impacto y Riesgo Ambiental para el Proyecto de Construcción y Operación de la Presa de Jales "Parrilla II".

- Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Document No. SG/130.2.2./000979 dated on April 27, 2007. Authorization to change use of land for construction of Tailings Dam "Parrilla II".

- COMISION NACIONAL DEL AGUA. Título de Concesión para explotar, usar o aprovechar aguas nacionales. Document No. 2914392 dated October 26, 2006.

- PAH observations on site visits during the periods of June 20-25, 2006; April 13–15, May 15–18 and November 13 – 18, 2007.

## 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
llopez@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Parrilla Silver Mine, Durango State, Mexico dated January 25, 2008 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, an SME Founding Registered Member (#1943910), a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the La Parrilla Silver Mine, as part of a PAH team to audit the operation in 2006. As part of this study, I visited the project site from May 18 – 23, 2007 and November 13 – 18, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in May 2007, and in November, 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 25th day of January 2008

*"Leonel López"*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

As an author of the report entitled "Technical Report for the La Parrilla Silver Mine, Durango State, Mexico" dated January 25, 2008 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 42 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of the ore processing and infrastructure paragraphs in Section 3.0, Executive Summary; Section 18, Mineral Processing and Metallurgical Testing; the paragraphs concerning ore processing in Section 21, Interpretation and Conclusions; Section

25.4, Metallurgy and Processing; Section 25.5, Infrastructure; Section 25.6, Tailings; and Section 25.7, Product Marketing.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 25th day of January 2008.

*"Richard Addison"*

---

Richard Addison, P.E., C. Eng., Eur. Ing.

## 25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

### 25.1 *Introduction*

La Parrilla Silver Mine is operated by First Majestic Plata, S.A. de C.V. (FMPlata), a wholly-owned subsidiary of Vancouver, Canada based First Majestic Silver Corp. (FMS). FMPlata commenced operations utilizing a 180-tpd cyanide leach plant, constructed by previous operators.

In 2006, FMPlata recognized that the tenor of the ore in the different veins of their La Parrilla Silver Mine operations was changing from oxides to primary sulfides as the mines were deepened. Consequently, the operators installed a flotation circuit in their mill and process plant for the recovery of silver, gold and lead values contained in primary sulfide ores. At the same time, the company expanded the capacity of the cyanide circuit to 400 tpd, and a new 400-tpd flotation circuit was started up in the first quarter of 2007.

Currently, production from the plant consists of a silver-gold-lead concentrate, which is shipped to the Peñoles' smelter in Torreón, Coahuila for smelting and refining. In addition, crude bullion bars containing silver and gold values are produced at the mine, which are also shipped to Torreón for refining. The 2006 production of silver equivalents was about 222,000 ounces, and the silver equivalent production for the first 10 months of 2007 is about 707,200 ounces. The operators plan to ramp up production to 1.8 million ounces per year for the next four years beginning in 2008.

### 25.2 *Mine Design and Production*

Mine design, recent production, mine equipment, anticipated mine capital expenditures and current and expected mine operating costs are described in this section of the report.

La Parrilla Silver Mine operations currently consist of three different small mines, Los Rosarios system, San Marcos and Quebradillas. The Quebradillas project along with an extensive land package was acquired from Grupo Mexico during 2006, and FMPlata immediately commenced development and exploitation of the property in the third quarter of 2006.

The Mine Engineering department does mine planning and engineering, which is under the control of the Mine Superintendent. The planning currently consists principally of day-to-day planning, which is largely done by the mine operations group. The operators also do all rock mechanics and ventilation planning, and develop programs for remediation of problems in these areas.

The 2006 mine and mill production from La Parrilla Silver Mine was about 222,000 equivalent ounces of silver from 55,680 tonnes of oxide ores. During 2007 the silver production through the first ten months of the year totaled 707,200 equivalent ounces from milling 142,781 tonnes of oxides and sulfides. Oxide ore production in 2007 is 20 percent below budget, while sulfide ore production is 39 percent under

budget. Mine production was about 151,400 tonnes for the first 10 months of 2007. About 21,700 tonnes were obtained from development and exploration work, while the rest was from stopes. Mill stockpile inventories at the end of October 2007 totaled about 486 tonnes all of which were oxides. The mine production for 2007 is shown in Table 25-1.

The actual milled production with the respective ore grade from each category, oxide and sulfide, versus the 2007 budget is shown in Table 25-2.

The production rates (based on 330 days per year) from the three mines are variable, but the goal is to produce about 240 tpd of oxide ore and 185 tpd of sulfide ore from Rosa/Rosario and La Blanca, 65 tpd of oxides from San Marcos and 65 tpd of oxides and 35 tpd of sulfides from Quebradillas. For the foreseeable future, it is expected that all sulfide production will be obtained from Rosa/Rosarios and La Blanca and that mainly oxides will be produced from San Marcos and Quebradillas. Rosa, Rosarios and La Blanca will continue to produce significant amounts of oxides in the next few years.

The three mine operations have all been developed as trackless operations, utilizing rubber-tired, diesel load-haul-dump (LHD) units for loading and hauling, and on-highway-type diesel dump trucks for hauling from the mines to the surface ore storage bins or to waste dumps. Most stope and development drilling is done with hand-held pneumatic jackleg drills. The mine operations are contracted to two different firms, who supply all the equipment and manpower for development and stoping. A third firm also contracts the ore and waste haulage from the mines.

The principal mining contractor for the Rosa/Rosarios and La Blanca operations is *MGA Contratista, S.A. de C.V.* of Guadalupe Victoria, Durango. The mining contractor assigned to the San Marcos and Quebradillas development and stoping is *Minas de San Rafael y Fanny, S.A. de C.V.* of Durango, Durango. The haulage contractors, Edgar Moreno, Gerardo Salas and Angel Calzada, are based in San José de La Parrilla village.

The haulage contractors use on-highway type rear-dump trucks to haul material (ore or waste) from the Rosa/Rosarios and La Blanca mines to the mill ore bins or patios or to the berm construction of the new tailings impoundment or to waste dumps, respectively. The San Rafael y Fanny contractor hauls all ore from the Quebradillas mine to surface patios, where it is loaded onto third party contractor dump trucks for subsequent haulage to the mill bins or patios. At this time, most mine waste in all the operations is used for stope backfill or for construction of the mill tailings dam berm, and very little waste is currently placed on surface waste dumps.

The near-vertical veins in the mines are exploited with the overhand cut and fill method, utilizing LHD equipment for loading and hauling. Stoping is largely accomplished with breast mining techniques, although some back stoping is done. Backfill mainly consists of waste from development and exploration

**TABLE 25-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Mine Production for 2007 (10 Months) in Metric Tonnes**

| | OXIDES | | | SULFIDES | | | | Oxides | Sulphides | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Month | Stopes | Development | Total Oxide Ore | Stopes | Development | Total Sulfide Ore | Total Ore Mined | Avg. Grade Mined | Avg. Grade Mined | | |
| | | | | | | | | (gpt Ag) | (gpt Ag) | %Pb | %Zn |
| January | 3,953 | 2,156 | 6,109 | 1,766 | 0 | 1,766 | 7,875 | 157 | 196 | 0.89 | 0.67 |
| February | 6,421 | 1,344 | 7,764 | 647 | 803 | 1,450 | 9,214 | 173 | 134 | 0.87 | 0.51 |
| March | 9,234 | 2,089 | 11,323 | 3,720 | 710 | 4,430 | 15,753 | 214 | 141 | 0.91 | 0.65 |
| April | 9,654 | 2,962 | 12,616 | 4,227 | 451 | 4,677 | 17,293 | 238 | 223 | 1.56 | 0.72 |
| May | 6,768 | 781 | 7,549 | 7,518 | 518 | 8,036 | 15,585 | 187 | 113 | 0.81 | 0.50 |
| June | 9,852 | 790 | 10,642 | 3,206 | 887 | 4,093 | 14,734 | 248 | 166 | 1.11 | 0.73 |
| July | 8,330 | 720 | 9,050 | 5,866 | 594 | 6,459 | 15,509 | 228 | 161 | 1.00 | 0.64 |
| August | 7,790 | 1,534 | 9,324 | 4,996 | 731 | 5,727 | 15,051 | 247 | 195 | 1.68 | 1.15 |
| September | 6,282 | 1,398 | 7,680 | 6,809 | 586 | 7,395 | 15,075 | 214 | 162 | 1.44 | 1.02 |
| October | 10,842 | 290 | 11,132 | 11,873 | 2,294 | 14,167 | 25,300 | 247 | 210 | 1.63 | 1.09 |
| November | | | | | | | | | | | |
| December | | | | | | | | | | | |
| Totals | 79,126 | 14,063 | 93,189 | 50,627 | 7,573 | 58,200 | 151,389 | 220 | 225 | 1.29 | 0.84 |

TABLE 25-2
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
2007 Mine & Mill Production, Actual vs Budget

| | OXIDES | | | | | | SULFIDES | | | | | | TOTALS | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Actual Production | | Budgeted Production | | Variances | | Actual Production | | Budgeted Production | | Variances | | Actual Production | | Budgeted Production | | Variances | |
| Month | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Oxides (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) |
| January | 7,263 | 153 | 11,200 | 195 | (3,937) | (42) | 667 | 196 | 5,600 | 225 | (4,933) | (29) | 7,930 | 157 | 16,800 | 205 | (8,870) | (48) |
| February | 9,310 | 173 | 11,200 | 196 | (1,890) | (23) | 472 | 134 | 6,210 | 255 | (5,738) | (121) | 9,782 | 171 | 17,410 | 217 | (7,628) | (46) |
| March | 9,436 | 214 | 11,200 | 198 | (1,764) | 16 | 3,705 | 141 | 7,560 | 278 | (3,855) | (137) | 13,141 | 193 | 18,760 | 230 | (5,619) | (37) |
| April | 9,438 | 238 | 11,200 | 191 | (1,762) | 16 | 1,210 | 223 | 8,120 | 276 | (6,910) | (53) | 10,648 | 236 | 19,320 | 227 | (8,672) | 10 |
| May | 9,306 | 187 | 11,200 | 191 | (1,894) | (4) | 4,988 | 113 | 8,538 | 197 | (3,552) | (84) | 14,292 | 161 | 19,738 | 194 | (5,446) | (32) |
| June | 7,943 | 183 | 10,360 | 179 | (2,417) | 4 | 7,002 | 166 | 8,300 | 290 | 702 | (124) | 14,945 | 175 | 16,660 | 221 | (1,715) | (46) |
| July | 9,010 | 228 | 10,570 | 230 | (1,560) | (2) | 9,063 | 161 | 9,436 | 259 | (373) | (98) | 18,073 | 194 | 20,006 | 244 | (1,933) | (49) |
| August | 9,271 | 247 | 10,570 | 229 | (1,299) | 18 | 9,741 | 195 | 9,436 | 259 | 305 | (64) | 19,012 | 220 | 20,006 | 259 | (994) | (39) |
| September | 9,082 | 214 | 10,570 | 236 | (1,488) | (22) | 9,240 | 162 | 9,436 | 259 | (196) | (97) | 18,322 | 188 | 19,108 | 258 | (786) | (71) |
| October | 8,878 | 247 | 10,570 | 236 | (1,692) | 11 | 7,763 | 210 | 9,436 | 259 | (1,673) | (49) | 16,641 | 230 | 20,006 | 247 | (3,365) | (17) |
| Novemeber | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 20,006 | 247 | | |
| December | | | 10,570 | 236 | | | | | 9,436 | 259 | | | | | 20,006 | 247 | | |
| | | | | | | | | | | | | | | | | | | |
| Totals | 88,937 | 210 | 129,780 | 223 | (19,703) | (13) | 53,848 | 171 | 98,944 | 256 | (26,223) | (86) | 142,786 | 196 | 227,826 | 234 | (45,028) | (39) |

headings. The minimum mining width is currently about 2.0 meters. A diagram of a vertical-longitudinal section of a typical overhand cut and fill stope in La Parrilla mines is shown in Figure 25-1.

Development and exploration headings, as well as stope cuts, are drilled with jackleg drills. Drift and ramp sizes are 4.0 X 4.0 meters for main haulageways, and secondary development and exploration headings are driven at 3.0 X 3.0 meters. Ramp gradients are seldom above 15 percent. Raising is largely done as bald-headed raises, driven conventionally from platforms installed on stulls; raises typically have a 1.5- X 1.5-meter section. Some long ventilation raises, typically about 1.8 meters in diameter, are bored using outside contractors. Mine development advances are averaging about 450 meters per month in 2007. The monthly advances in exploration and development headings during 2007 are found in the table below:

**TABLE 25-3**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**2007 Exploration and Mine Preparation Advances (Lineal Meters)**

| Month | Exploration | Mine Preparation | Totals |
|---|---|---|---|
| January | 74.2 | 341.8 | 416.0 |
| February | 94.3 | 304.7 | 399.0 |
| March | 188.7 | 477.3 | 666.0 |
| April | 138.4 | 322.6 | 461.0 |
| May | 5.6 | 425.4 | 431.0 |
| June | 143.7 | 246.7 | 390.3 |
| July | 84.1 | 290.3 | 374.4 |
| August | 115.3 | 372.0 | 487.3 |
| September | 113.5 | 159.4 | 272.8 |
| October | 114.0 | 463.0 | 577.0 |
| November | | | |
| December | | | |
| **Totals** | **1,071.8** | **3,403.1** | **4,474.9** |

Drifts and ramps require very little ground support, although the mines utilizes some split-set bolts and at times also installs wire mesh, with or without shotcrete. Stopes and raises are largely unsupported, and bolting is done very infrequently.

About 473 people currently (as of October 31, 2007) are working at La Parrilla Silver Mine. Some of these are temporary contractors, engaged in completion of the mill expansion, but mine and haulage contractors are on a semi-permanent basis. Including staff and other salaried personnel, there are about 142 company employees working at La Parrilla Silver Mine, and there are about 331 contract personnel assigned to the mine, surface haulage, surface construction and environmental studies. A summary of the manpower working at La Parrilla Silver Mine on October 31, 2007 is shown in Table 25-4.

TABLE 25-4
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Manpower, Including Contractors (October 31, 2007)

| Department & Category | Hourly | Company Staff | Mine & Other Contractors | TOTALS |
|---|---|---|---|---|
| **SITE ADMINISTRATION** | | | | |
| General Manager | | 1 | | 1 |
| Safety & Environmental | | 3 | | 3 |
| Accounting | | 3 | | 3 |
| Warehouse | | 3 | | 3 |
| Purchasing | | 0 | | 0 |
| **Sub-Total** | | 10 | | 10 |
| **MINE** | | | | |
| Preparation & Development | | | 32 | 32 |
| Stoping | | | 41 | 41 |
| Mucking & Hauling | | | 38 | 38 |
| Hoistmen | | | 12 | 12 |
| Mechanical Maintenance | | | 15 | 15 |
| Other Services | | | 16 | 16 |
| Supervision | | | 20 | 20 |
| **Sub-Total** | | | 174 | 174 |
| **MILL & PROCESS** | | | | |
| Crushing | 10 | | | 10 |
| Grinding | 10 | | | 10 |
| Plant Operators | 9 | | | 9 |
| Bullion Smelter | 6 | | | 6 |
| Tailings | 4 | | | 4 |
| Mechanical Maintenance | 14 | | | 14 |
| Electrical Maintenance | 6 | | | 6 |
| Other Services | 4 | | | 4 |
| Supervision | | 11 | | 11 |
| **Sub-Totals** | 63 | 11 | | 74 |
| **ASSAY & METALLURGICAL LAB** | | | | |
| Sample Preparation | 6 | | | 6 |
| Assayers | | 3 | | 3 |
| Metallurgical Testing | | 2 | | 2 |
| **Sub-Totals** | 6 | 5 | | 11 |
| **GEOLOGY** | | | | |
| Exploration | 2 | | | 2 |
| Sampling | 11 | | | 11 |
| Supervision & Technical | | 7 | | 7 |
| **Sub-Totals** | 13 | 7 | | 20 |
| **ENGINEERING** | | | | |
| Engineers | | 0 | | 0 |
| Surveyors | | 8 | | 8 |
| **Sub-Total** | | 8 | | 8 |
| **GENERAL SERVICES & OTHER** | | | | |
| Surface Maintenance | 5 | | | 5 |
| Dining Hall | 2 | | | 2 |
| Watchman & Security | | 8 | | 8 |
| Social Work | | 1 | | 1 |
| Supervision | | 3 | | 3 |
| **Sub-Total** | 7 | 12 | | 19 |
| **OTHER SURFACE CONTRACTORS** | | | | |
| Civil Construction | | | | |
| L.V. Zuniga H. | | | 21 | 21 |
| Surface Diamond Drilling | | | | |
| CAUSA | | | 24 | 24 |
| Ventilation Boreholes | | | | |
| CAUSA | | | 0 | 0 |
| Other Services & Construction | | | 112 | 112 |
| **Sub-Total** | | | 157 | 157 |
| **TOTALS** | 89 | 53 | 331 | 473 |
| **Total Company** | 142 | | | |
| **Total Contractors** | | | 331 | |



UPPER DRIFT
ACCESS RAISE
FILL RAISE
MINERAL INSITU
FILL
ORE PASS
FILL
FILL RAISE
ACCESS RAISE
LOWER HAULAGE DRIFT
CHUTE
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 25-1
VERTICAL LONGITUDINAL SECTION of TYPICAL CUT and FILL STOPE, LA PARRILLA MINES
Date of Issue
Jan/2008
Drawing Name
Fig.25-1.dwg

The most common mine shift schedule is three 8-hour shifts per day, 7 days per week, and 330 days per year. However, some hourly contractor personnel are on 12-hr per day schedules and work 3 weeks on with one week off each 4-week period. Overall productivities in 2007 have been about 1.1 tonnes per man-shift (based on 8-hr shift); while mine productivity is about 2.2 tonnes per man-shift.

The five-year plan for La Parrilla Silver Mine is for the production of 1.24 million equivalent ounces of silver in 2007, and 1.8 million equivalent ounces of silver in the period 2008 through 2010. The operator's forecast for silver only production was 1.11 million ounces in 2007 and 1.8 million ounces per year in subsequent years. Obviously the 2007 actual total mine production will fall well short of the forecast; approximately 0.9 million ounces of silver equivalent versus 1.11 million budgeted. The zinc circuit in the new flotation section of the mill has just produced the first saleable zinc concentrate, and PAH has not considered zinc production as generating any revenue for the operation in this report; it will be considered in future 43-101 reports, when the parameters of mill recoveries, smelter charges and penalties are better known, etc. Zinc production parameters, based on the first concentrate shipment payment estimate have been considered for Resource estimates in this report.

The planned production for La Parrilla Silver Mine operation for the five-year period, considering Reserves and Resources, 2008 through 2012 is shown in Table 25-5.

**TABLE 25-5**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Five-Year Production Plan, 2008-2012**

| | YEARS | | | | | |
|---|---|---|---|---|---|---|
| Item | 2008 | 2009 | 2010 | 2011 | 2012 | Totals |
| OXIDES | | | | | | |
| Tonnes Milled | 134,400 | 134,400 | 134,400 | 134,400 | 134,400 | 672,000 |
| Average Grades | | | | | | |
| g/tonne Ag | 247 | 247 | 247 | 247 | 247 | 247 |
| g/tonne Au | 0.13 | 0.13 | 0.13 | 0.13 | 0.13 | 0.13 |
| Process Recoveries & Payables | | | | | | |
| Ag-% | 70 | 70 | 70 | 70 | 70 | 70 |
| Au-% | 72 | 72 | 72 | 72 | 72 | 72 |
| Ounces Ag Production | 747,111 | 747,111 | 747,111 | 747,111 | 747,111 | 3,735,554 |
| Ounces Au Production | 404.5 | 404.5 | 404.5 | 404.5 | 404.5 | 2,022 |
| NSR VALUE Bullion Production ($) | | | | | | |
| Ag | 7,806,318 | 7,806,318 | 7,806,318 | 7,806,318 | 7,806,318 | 39,031,591 |
| Au | 70096.5 | 70096.5 | 70096.5 | 70096.5 | 70096.5 | 350,483 |
| Sub-Total | 7,876,415 | 7,876,415 | 7,876,415 | 7,876,415 | 7,876,415 | 39,382,074 |
| SULFIDES | | | | | | |
| Tonnes Milled | 131,450 | 131,450 | 131,450 | 131,450 | 131,450 | 657,250 |
| Average Grades | | | | | | |
| g/tonne Ag | 294 | 294 | 294 | 294 | 294 | 294 |
| g/tonne Au | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 |
| % Pb | 2.9 | 2.9 | 2.9 | 2.9 | 2.9 | 2.9 |
| %Zn | 1.6 | 1.6 | 1.6 | 1.6 | 1.6 | 1.6 |
| Process Recoveries & Payables | | | | | | |
| Ag-% | 75 | 75 | 75 | 75 | 75 | 75 |
| Au-% | 7.1 | 7.1 | 7.1 | 7.1 | 7.1 | 7.1 |
| Pb-% | 67 | 67 | 67 | 67 | 67 | 67 |
| Zn-% | 54.1 | 54.1 | 54.1 | 54.1 | 54.1 | 54.1 |
| Ounces Ag Production | 931,880 | 931,880 | 931,880 | 931,880 | 931,880 | 4,659,399 |
| Ounces Au Production | 30.0 | 30.0 | 30.0 | 30.0 | 30.0 | 150 |
| Tonnes Pb Production | 2554 | 2554 | 2554 | 2554 | 2554 | 12,770 |
| Tonnes Zn Production | 1138 | 1138 | 1138 | 1138 | 1138 | 5,689 |
| NSR Value Conc. Production($) | | | | | | |
| Ag | 8,689,612 | 8,689,612 | 8,689,612 | 8,689,612 | 8,689,612 | 43,448,059 |
| Au | 19,526 | 19,526 | 19,526 | 19,526 | 19,526 | 97,632 |
| Pb | 2,108,239 | 2,108,239 | 2,108,239 | 2,108,239 | 2,108,239 | 10,541,195 |
| Zn | 643,607 | 643,607 | 643,607 | 643,607 | 643,607 | 3,218,035 |
| Sub-Total | 11,460,984 | 11,460,984 | 11,460,984 | 11,460,984 | 11,460,984 | 57,304,921 |
| NSR VALUE ALL PRODUCTION ($) | | | | | | |
| TOTAL | $19,337,399 | $19,337,399 | $19,337,399 | $19,337,399 | $19,337,399 | $96,686,995 |
| Equivalent Ounces Ag | 1,841,657 | 1,841,657 | 1,841,657 | 1,841,657 | 1,841,657 | 9,208,285 |

## 25.3 *Mine Equipment*

Most of the mine equipment used in the mine at La Parrilla Silver Mine is contractor supplied. The company has some of its own equipment, including recently purchased mobile mining equipment. The mines appear to be adequately equipped for the planned production rates; however, much of the contractor equipment is very old and marginally maintained. It is noteworthy that the new company mine equipment, purchased at the beginning of 2007, is being loaned to the MGA contractor to expedite their work. The haulage contractors, for surface haulage from both San Marcos and Quebradillas, have their own, relatively new trucks, as does the contractor who hauls ore and waste from the Rosa/Rosarios and La Blanca mine as well as on the surface. A summary of the major mine equipment, including contractor equipment is shown in Table 25-6.

**TABLE 25-6**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Major Mine Equipment, Including Contractors**

| Description of Unit | | | No. of Units | |
|---|---|---|---|---|
| | | | Company | Contractors |
| **Minas de San Rafael y Fanny Equipment** | **Make & Model** | **Size or Other** | | |
| Scooptram | | | | |
| Scooptram | Wagner ST-2, B-D | 2yd3 | | 6 |
| Scooptram | Toro & Wagner ST 3.5 | 3.5yd3 | | 3 |
| Mine Truck | Wagner St-6 | 6yd3 | | 1 |
| Mine Truck | Elmac | 9-t | | 1 |
| Surface Dump Truck | EJC | 10-t | | 1 |
| Other Pickups, Light Trucks,SUV | International | 7m3 | | 2 |
| Jackleg Drills | Various | N.A. | | 7 |
| Shotcrete Rigs | RNP | N.A. | | 16 |
| Mine Lamps w/ Racks | Red Loba, LA 8-4, LA 16-4 | N.A. | | 2 |
| Mine Fan | N.A. | N.A. | | 90 lamps + racks |
| Mine Compressors | 24-in., 30 hp | N.A. | | 1 |
| Mine Compressor | Atlas Copco | 250, 600 & 850 cfm | | 3 |
| Motor Generator | Ingersoll-Rand | 375 cfm | | 1 |
| Surface Maintenace Shop | Caterpillar | 3416 Engine | | 1 |
| | Misc. | N.A. | | 1 |
| **MGA Mine Equipment** | | | | |
| Scooptram | | | | |
| Scooptram | Jarvis Clark | 2yd3 | | 1 |
| Scooptram | Wagner | 2yd3 | | 1 |
| Jackleg Drills | Wagner | 2yd3 | | 1 |
| Drift Pumps | RN-FIL-7 | N.A.. | | 7 |
| Concrete Mixer | Wilden | Air | | 4 |
| Mine Lamps w/ Charging Racks | N.A. | N.A.. | | 1 |
| | N.A. | N.A.. | | 65 |
| **Company Mine Equipment** | | | | |
| Scooptrams | | | | |
| Scooptram | Toro 6 (new) | 3.5 and 4.5 yd3 | 2 | |
| Scooptram | Jarvis Clark (?) | 1.5yd3 | 1 | |
| Drill Jumbo | Jarvis Clark (?) | 0.5yd3 | 1 | |
| Mine Compressors | Tamrock Axera (new) | 2-Boom, Electro-Hydraulic | 1 | |
| Mine Hoist | Ingersoll-Rand | 375 and 900 cfm | 2 | |
| Drift Pumps | N.A. | One-Drum, 100 hp | 1 | |
| Submersible Pumps | Wilden M-15 | Air | 2 | |
| Vertical Well Pump | Tsurumi | Electric, 15 hp | 2 | |
| Pickup | N.A. | Electyric, 40 hp | 1 | |
| | Dodge Ram 150 | N.A. | 1 | |

## 25.4 *Metallurgy and Processing*

The metallurgy of the different ore types milled and processed in La Parrilla Silver Mine plant is reviewed in this section. The plant processes are outlined and the current operating costs and capital investments in the plant are also discussed.

### 25.4.1 Metallurgy

The ore processed from the district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 65 percent of the silver in cyanide leaching, and about 65 percent for silver and 55 percent for lead in the flotation circuit. The recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit are expected to rise to 70 percent as modifications are made to the circuit and the operators become more skilled, however based on historic performance and metallurgical testing the expected recoveries at La Parrilla Silver Mine are in the range of 75 percent for silver and lead recoveries.

The valuable mineral in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the doré bars.

### 25.4.2 Mineral Processing Plant

Principal parameters for the ore processing plant, including doré refining costs and terms and concentrate freight, smelting, and refining (FSR) costs and terms are presented in Table 25-7. The recoveries shown are those anticipated as a result of the completion of additional improvements within the plant expected to be completed by the end of 2007. A flow diagram of the plant is provided in Figure 25-2 and a listing of the principal equipment is shown in Table 25-8. A general site map, which shows the existing and expanded tailings containments, is provided in Figure 6-1 and the layout of the ore processing plant is shown in Figure 3-2.

The original ore processing plant was a very small (180 tonne per day capacity) conventional cyanide leach mill that was built as a custom mill to serve small miners in the district by the since-discontinued Federal government agency, *Comisión de Fomento Minero.* The plant was expanded in 2006 to process 400 tonnes per day each of both oxide and sulfide ore. The crushing circuit consists of two sequential multi-stages crushing circuits; one mobile and the other stationary. The mobile system was brought into service in 2007 because of difficulties in getting adequate throughput with the original stationary equipment.

Both crushing systems consist of jaw and cone crushers, the mobile system consists of two stages in open circuit; the stationary system has three stages in closed circuit with a double-deck vibrating screen. The stationary circuit uses two cone crushers that operate in parallel, the one processing plus one-inch

TABLE 25-7
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Ore Processing, 2007 Ore, Doré, and Concentrate Production

| | | January | February | March | April | May | June | July | August | Sept. | October | November | AVERAGE | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **OXIDE ORE PROCESSING** | | | | | | | | | | | | | | |
| Quantity Processed | tonnes | 7,263 | 9,310 | 9,436 | 9,438 | 9,306 | 7,943 | 9,010 | 9,271 | 9,081 | 8,878 | 10,480 | 9,038 | |
| Silver | grams/tonne | 153 | 173 | 214 | 238 | 187 | 248 | 228 | 247 | 214 | 247 | 224 | 216 | |
| Gold | grams/tonne | 0.13 | 0.13 | 0.23 | 0.15 | 0.12 | 0.15 | 0.15 | 0.22 | 0.15 | 0.18 | 0.18 | 0.16 | |
| Recovery | | | | | | | | | | | | | | |
| Silver | percent | 52 | 61 | 65 | 70 | 62 | 64 | 65.93 | 70.39 | 61.29 | 63.3 | 64.3 | 64 | |
| Gold | percent | 50 | 63 | 63 | 63 | 68 | 71.17 | 74.5 | 74 | 70.17 | 79 | 80 | 69 | |
| Doré Grade | | | | | | | | | | | | | | |
| Silver | grams/kg | 927 | 952 | 979 | 965 | 954 | 983.9 | 958.7 | 947.95 | 969.23 | 970.9 | 976.9 | 962 | |
| Gold | grams/kg | 1.1 | 0.7 | 1.0 | 0.7 | 0.7 | 0.6 | 0.7 | 0.9 | 0.8 | 0.9 | 1.0 | 0.8 | |
| Doré Quantity | kilograms | 661 | 1,024 | 1,359 | 1,337 | 1,039 | 1,535 | 1,461 | 1,702 | 1,204 | 1,405 | 1,498 | 1,293 | 1,288 |
| **SULFIDE ORE PROCESSING** | | | | | | | | | | | | | | |
| Quantity Processed | tonnes | 664 | 472 | 3,704 | 1,210 | 4,986 | 7,002 | 9,063 | 9,741 | 9,240 | 7,763 | 7,566 | 5,583 | |
| Head Grade | | | | | | | | | | | | | | |
| Silver | grams/tonne | 196 | 134 | 141 | 223 | 113 | 166 | 161 | 195 | 162 | 210 | 175.6 | 171 | |
| Lead | percent | 0.89 | 0.87 | 0.91 | 1.56 | 0.81 | 1.12 | 1 | 1.68 | 1.44 | 1.63 | 1.58 | 1.23 | |
| Recovery | | | | | | | | | | | | | | |
| Silver | percent | 57 | 65 | 57 | 64 | 62 | 60.19 | 63.85 | 59.6 | 66.2 | 67.9 | 69.62 | 63 | |
| Lead | percent | 69 | 51 | 41 | 66 | 46 | 68.2 | 56.03 | 56.6 | 57.2 | 62.9 | 70.16 | 59 | |
| Concentrate Grade | | | | | | | | | | | | | | |
| Silver | kg/tonne | 4.7 | 1.6 | 4.5 | 2.9 | 2.7 | 4.126 | 4.197 | 3.794 | 3.266 | 6.337 | 3.553 | 3.8 | |
| Lead | percent | 18 | 8 | 21 | 21 | 17 | 31.39 | 22.87 | 31.098 | 25.052 | 45.7 | 32.36 | 25 | |
| Concentrate Quantity | tonnes | 17 | 26 | 66 | 59 | 98 | 169.6 | 221.97 | 297.85 | 303.82 | 174.12 | 260.36 | 154 | 161 |
| **OPERATING COST** | | | | | | | | | | | | | | |
| Mill | $/tonne | 22.79 | 20.56 | 23.24 | 24.69 | 28.92 | 21.97 | 17.94 | 20.39 | 19.22 | 21.83 | 22.16 | 22 | |
| G&A | $/tonne | 6.64 | 6 | 7.78 | 7.19 | 6.27 | 6.04 | 5.85 | 6.3 | 6.44 | 7.37 | 6.88 | 7 | |

**TABLE 25-8**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Ore Processing, Principal Equipment List**

| | | | | Lead Flotation | | Zinc Flotation | |
|---|---|---|---|---|---|---|---|
| **Item** | **Size** | **Qty.** | **h.p.** | **Qty.** | **h.p.** | **Qty.** | **h.p.** |
| **COMMINUTION CIRCUIT** | | | | | | | |
| Ore Receiving Hoppers | | | | | | | |
| Oxide ore | 200 tonnes each | 4 | | | | | |
| Sulfide ore | 80 tonnes each | 3 | | | | | |
| **Mobile Crushing System** | | | | | | | |
| Jaw crusher | 28- x 42-inch | 1 | 150 | | | | |
| Cone crusher | HP-200 | 1 | 175 | | | | |
| **Stationary Crushing System** | | | | | | | |
| Jaw crusher | 22- x 32-inch | 1 | 50 | | | | |
| Cone crushers | | | | | | | |
| | 3-ft | 1 | 50 | | | | |
| | 4-1/4-ft | 1 | 150 | | | | |
| Vibrating Screen | 5- x 10-ft | 1 | 15 | | | | |
| Crushed Ore Bins | | | | | | | |
| Oxide ore | 800 tonnes | 1 | | | | | |
| Sulfide ore | 100 tonnes each | 4 | | | | | |
| Grinding Mills | 8-1/4- x 12 | | | 1 | 350 | 1 | 350 |
| Cyclone feed pumps | 6- x 6-inch | | | 2 | 20 | 2 | 20 |
| Cyclones | | | | 1 | | 1 | |
| **CYANIDATION CIRCUIT** | | | | | | | |
| Grind Thickener | 40-ft daim. | 1 | 3 | | | | |
| Leach Tanks | | | | | | | |
| No's 1 -3 | 19-1/2- x 17-ft | 3 | 30 | | | | |
| No's 4 & 5 | 16-1/2- x 16-1/2-ft | 2 | 30 | | | | |
| No's 6 - 11 | 13- x 13-ft | 6 | 15 | | | | |
| Air Compressors | | | | | | | |
| | rotary screw | 1 | 200 | | | | |
| | | 1 | 60 | | | | |
| CCD Thickeners | 24-1/2-ft dia | 4 | 5 | | | | |
| CCD Thickeners | 40-ft dia | 1 | 7.5 | | | | |
| Butter's Filters | | 4 | | | | | |
| Pregnant Solution Tanks | | 3 | | | | | |
| Vacuum Pumps | | 2 | 50 | | | | |
| Precipitate Presses | | 3 | | | | | |
| Barren Solution Tanks | | 2 | | | | | |
| Crucible Furnace | | 1 | | | | | |
| Cyanide Tailings Thickener | | 1 | | | | | |
| **FLOTATION CIRCUIT** | | | | | | | |
| Conditioning Tank | | | | 1 | 15 | 1 | 15 |
| Rougher flotation | 300-ft$^3$ | | | 2 | 30 | 2 | 30 |
| Rougher scavenger flotation | tank-type | | | 1 | | 1 | |
| Cleaners (3-stages, 1-cell ea.) | tank-type | | | 3 | | 3 | |
| Concentrate Thickeners | | | | 1 | | 1 | |
| Concentrator Filter | drum, 4- x 6-ft | | | 1 | 25 | 1 | 25 |
| Vacuum Pump | | | | 1 | 50 | | |
| Flotation Tailings Thickener | | | | | | 1 | |

rock and the other plus 3/8-inch, minus one inch produced by the double-deck screen. Crushed product, minus 3/8-inch, is stored in bins and processed in two parallel grinding and ore processing circuits, one for oxide ore and the other for sulfide ore. Each circuit has a single mill closed with cyclones; both mills are of identical size.

In processing oxide ore, cyclone overflow goes to a grind thickener, the overflow of which is pregnant solution. Grind thickener underflow is pumped to a series of agitated leach tanks and then washed in a five-train CCD (counter-current decantation) thickener circuit. The first-stage CCD thickener overflow is used as mill solution; the last-stage thickener underflow goes to the tailing containment. An oxygen storage and feeding system was installed in 2006 to feed oxygen to the leach circuit to promote leaching.

Pregnant solution is processed in a Merrill-Crowe plant consisting of Butter's clarifying filters, a deaeration tower and two plate-and-frame presses. Precipitate is periodically removed from the presses, dried in an electric oven and smelted in a propane-fired crucible furnace. The doré bars produced contain about 0.1 percent gold, one percent lead, 0.5 percent copper, and 0.5 to 1.0 percent selenium.

The oxide plant has been in operation for about two years, primarily processing ore from the Los Rosarios system mines, with small amounts from the Santa Rosa, San Marcos and Quebradillas mines and old sulfide-ore tailings from the mill-site. The oxide ore milling rate is currently about 300 tonnes per day. Ore grade is about 200 grams of silver per tonne and the recovery is currently about 65 percent. Table 25-9 shows actual production and cost values for January though October 2007.

The sulfide plant is designed to process lead/zinc ore to sequentially recover lead and zinc and the silver associated with both base metals. Both lead and zinc ore processing circuits are identical, each consisting of two rougher cells in series followed by a single rougher-scavenger cell and three stages of cleaning using one cell for each stage. Concentrate handling is also identical for each circuit, consisting of a thickener and drum filter. Currently only the lead circuit is in use since the ore currently processed contains little zinc. The sulfide circuit has been in operation for less than a year. The sulfide ore milling rate is currently about 180 tonnes per day. Ore grade is about 175 grams of silver per tonne and one percent lead; silver recovery is currently about 65 percent and lead recovery is currently about 55 percent.

Tailings from both the cyanide leach circuit and the flotation plant are combined and pumped to the expanded tailing containment. Reclaim solution from the tailing containment is pumped to the oxide ore CCD circuit where it is used as part of the wash solution.

## 25.5 *Infrastructure*

The infrastructure at La Parrilla Silver Mine is well established. The facility adjoins the local village, San José de La Parrilla resulting in convenient accommodation for the employees and contractors. Operations support facilities, located near the plant, consist of administrative offices, warehouse, maintenance shop, assay laboratory, metallurgical laboratory, mess, change houses, and two houses for senior personnel. There is also an explosive magazine on the site, set apart from other facilities.


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.25-2.dwg

FIGURE 25-2
PLANT FLOW DIAGRAM

**TABLE 25-9**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Ore Processing, Principal Parameters**

| Parameter | Units | Oxide | Sulfide |
|---|---|---|---|
| **Plant Capacity** | | | |
| Annual | thousand tonnes/year | 140 | 140 |
| Daily | tonnes/day | 400 | 400 |
| **Actual Throughput Rate** | | | |
| Annual | thousand tonnes/year | 108.5 | 67 |
| Daily | tonnes/day | 323 | 199 |
| **Ore Grade** | | | |
| Silver | grams/tonne | 216 | 172 |
| Gold | grams/tonne | 0.16 | |
| Lead | percent | | 1.3 |
| Zinc | percent | | 1.6 |
| **Recovery** | | | |
| Silver | percent | 64.04 | 64.54 |
| Gold | percent | 71.7 | |
| Lead | percent | | 62.89 |
| Zinc | percent | | |
| **Doré Grade** | | | |
| Silver | grams/kilograms | 964.56 | |
| Gold | grams/kilograms | 0.81 | |
| **Lead-Silver Concentrate Grade** | | | |
| Silver | kg/tonne | | 3.935 |
| Lead | percent | | 28.61 |
| Gold | grams/tonne | | 1 |
| Zinc-Silver Concentrate Grade | | | |
| Zinc | percent | | 49.9 |
| Silver | grams/tonne | | 600 |
| **Doré Quantity** | kg/year | 15,519 | |
| **Lead Silver Concentrate Quantity** | dry tonnes/year | | 1,955 |
| **Zinc-Silver Concentrate Quantity** | dry tonnes/year | | 2,310 |
| Plant Operating Cost | $/tonne ore | 23.62 | 14.13 |
| **Doré & Concentrate FSR** | | | |
| Freight cost | doré: $/kg; conc. $/dry tonne | 4.70 | 15.45 |
| Smelting cost (Pb-Ag Conc.) | $/dry tonne | | 240 |
| Arsenic penalty (Pb_Ag Conc.) | $/dry tonne | | 20 |
| Smelting cost (Zn-Ag Conc.) | $/dry tonne | | 233 |
| Iron & insol. penalty (Zn-Ag Conc.) | $/dry tonne | | |
| Assaying and representation | doré: $/kg; conc.: $/dry tonne | 1.00 | |
| **Refining cost (Dore)** | | | |
| Silver | $/payable kilogram | 8.04 | 12.50 |
| Gold | $/payable gram | 0.00 | 0.00 |
| **Payables** | | | |
| Silver (Pb-Ag Conc.) | percent | 99.5 | *95 |
| Silver (Zn-Ag Conc.) | percent | | *67 |
| Gold (Pb-Ag Conc.) | percent | 99.5 | 95 |
| Lead (Pb-Ag Conc.) | percent | | 90 |
| Zinc (Zn-Ag Conc,) | percent | | 80 |
| **Price participation** | | | |
| Lead | % of lead price >$500/tonne | | 15 |

*Average payable Ag from smelters = 91 %

Plant power supply was augmented in 2006 by the construction of a new line and substation to connect to one of the major CFE (*Comisión Federal de Electricidad)* lines that run parallel to the Durango-Zacatecas road, which is about two kilometers from the mine. Total mill connected load is about two megawatts.

A line-powered electric well pump located seven kilometers from the mine in the adjoining valley supplies water. Water is also provided from a line-powered electric pump in the shaft of the Quebradillas mine located about two kilometers from the plant.

Diesel fuel is stored in a horizontal 20,000-liter tank in a concrete-walled basin at the site.

Fire protection is based on portable fire extinguishers located throughout the buildings. There is an ambulance on site for emergency use.

Offices are connected to the local phone system and to an Internet satellite system. Radios are used for local communication.

PAH considers the infrastructure adequate and acceptable.

## 25.6 *Tailings*

There are about one million tonnes of tailings from past operations in the existing tailings containment. The tailings form a wedge-shaped mass against the hillside adjoining the mill with the upper end at the upper elevation of the mill at the same elevation as the ground and the downhill end being about 15 meters above grade. The perimeter walls of the dam are raised by manually digging material from within the containment and building walls on the upstream side. The use of this tailings containment has now been discontinued and tailings are being discharged into the new tailings dam. Reclamation process has been initiated at the old tailings dam. In 2007 a new tailings containment was built on leased land adjoining the existing tailing containment and was built with a starter dike using borrowed material from within the dam area and also mine waste rock.

PAH considers the design and operation of the tailings containment acceptable.

## 25.7 *Product Marketing*

Two products are marketed by La Parrilla Silver Mine: doré metal and flotation concentrate. Both are shipped to the Met-Mex Peñoles smelter at Torreón which is 375 kilometers by road from the mine. The analysis of these products and the freight, smelting, and refining (FSR) terms are summarized in Table 25-9. The terms are standard for the industry. The doré is almost pure silver with very minor gold content; the flotation concentrate contains about 4.0 kilograms (125 ounces) per tonne of silver and about 28 percent lead.

## 25.8 *Environmental*

FMPlata applied for a change of the terms permitted for operations at La Parrilla Silver Mine due to the expansion of processing and mining capacity. The authorization was granted on March 23, 2006 under the operating permit ("Permiso Unico Ambiental").

FMPlata obtained an Operating Permit (Cédula de Operación Annual) under requirements by SEMARNAP's regulations on February 19, 2007 (Ley General del Equilibrio Ecológico y Protección al Ambiente en Materia de Registro de Emisiones y Transferencia de Contaminantes).

FMPlata presented to PROFEPA the fourth report on environmental audit, for the period of November 21, 2006 to February 20, 2007 (Cuarto Informe del Plan de Acción Resultante de la Auditoría Ambiental). This was presented on March 9, 2007.

In PAH's opinion La Parrilla Silver Mine operation by FMPlata is fully permitted for operating under the environmental laws and regulations of México. Refrences for legal opinion are by Durango City-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado.

## 25.9 *Economic Analysis*

### 25.9.1 Capital Costs

In the past the Parrilla Silver Mine managers had expensed most mine, exploration and used equipment purchases. However, the company has instituted a new financial accounting policy, and many capital items formerly expensed are now be capitalized. The anticipated 2008 expenditures are consistent with management's goal to continue increasing ore Reserves and improve the overall efficiency and production of the present operation. Most of the capital expenditures estimated for 2007 are for the completion of the process plant expansion, mine development and exploration and for mobile mine equipment. A summary of the projected 2008 Capital Expenditures, and also for 2009 and 2010 is shown in Table 25-10.

All capital cost estimates are presented in third quarter 2007 U.S. dollars with no allowance for inflation or peso devaluation (based on a rate of conversion from Pesos to US Dollars of 10.9500). PAH finds the capital investment estimates are reasonable and accurate for the spending requirements on the operations for the three-year period 2008 through 2010, based on the current Reserve Base.

PAH considers the planned capital investments estimate to be conservative and reasonable.

### 25.9.2 Operating Costs

La Parrilla Silver Mine site operating costs are based on mill production of 142,781 tonnes for the first 10 months of 2007 for a total of period.

The monetary exchange rate used is an average of $10.95NP: $1.00 over the 10 months.

**TABLE 25-10**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Project Capital Expenditures for 2008, 2009 and 2010 (U.S. Cy)**

| YEAR | 2008 | 2009 | 2010 |
|---|---|---|---|
| **Mine & Exploration Projects** | | | |
| Geophysics and Geochemestry | 194,000 | | |
| Underground development | 585,000 | 1,000,000 | |
| Surface Diamond drilling | 1,750,000 | 1,000,000 | |
| Underground Diamond drilling | 720,000 | 250,000 | 150,000 |
| **Sub-Total Mine & Expl.Projects** | **3,249,000** | **2,250,000** | **150,000** |
| **Mine Equipmment** | | | |
| Scoop Trams | 2,000,000 | | |
| Trucks | 900,000 | | |
| Tractor | 30,000 | | |
| Pick up | 20,000 | | |
| Hoist | 50,000 | | |
| Other | 90,000 | 250000 | 250000 |
| **Sub-Total Mine** | **3,090,000** | **250,000** | **250,000** |
| **General Infraestructure** | | | |
| Housing | 15,000 | | |
| Remediation old tailings | 60,000 | 50,000 | 50000 |
| Office | 45,000 | | |
| Lab Equipment (furnace) | 40,000 | | |
| Hardware and Software | 10,000 | | |
| **Sub-Total General Infraestructure** | **170,000** | **50,000** | **50,000** |
| **Sub-Total Mill** | **200,000** | **200,000** | **200,000** |
| **Sub-Total Other** | **50,000** | **50,000** | **50,000** |
| **TOTAL** | **6,759,000** | **2,800,000** | **700,000** |

The 2007 site operating costs for La Parrilla Silver Mine have averaged about $ 40.37 per tonne of ore milled.

In addition to the site costs, concentrate and bullion freight, and smelting and refining charges are considered. The revenues from the operation are based on net smelter returns for both bullion and concentrates. PAH used the actual costs 2007 as a basis for the cutoff grades and evaluation of long-term mine plans; the total site operating cost assumed for oxide ore was $43.95 per tonne and for the sulfide ore was $34.46 per tonne. Add-on costs for downstream processing are $1.55 per tonne for oxides and $8.67 for sulfides. The total costs used by PAH were $45.50 per tonne and $43.13 per tonne for oxides and sulfides respectively.

A summary of the 2007 La Parrilla Silver Mine site operating costs are shown in Table 25-11, while the costs used for cutoff grade calculations and long-term projections are shown in Table 25-12.

**TABLE 25-11**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**2007 Total Site Operating Costs (Jan.-Oct.)**

| Cost Area | Total Cost | Cost Per tonne | Cost Per Ounce Ag |
|---|---|---|---|
| Mine | $1,978,500 | $13.83 | $2.58 |
| Mill | 2,865,000 | 20.03 | 3.74 |
| Site G&A | 929,700 | 6.50 | 1.21 |
| **TOTALS** | **$5,773,200** | **$40.37** | **$8.16** |

*Based on production of 707,200 equivalent ounces of silver from mining and milling 143,022 tonnes.

**TABLE 25-12**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**2007 Operating Costs for Mine Cutoff Grades**

| Cost Area | Oxide Ore | Sulfide Ore |
|---|---|---|
| Mine | $13.83 | $13.83 |
| Mill | $23.62 | $14.13 |
| Site G&A | $6.50 | $6.50 |
| **Sub-Total** | **$43.95** | **$34.46** |
| **Downstream Freight & Process** | | |
| Bullion Freight | 0.56 | |
| Concentrate Freight | | 0.47 |
| Concentrate Smelting | | 7.20 |
| Assaying & Representation | 0.12 | |
| Refining | 0.87 | 1.00 |
| **Sub-Total** | **$1.55** | **$8.67** |
| **Totals for Cutoff** | **$45.50** | **$43.13** |

### 25.9.3 Economic Evaluation

An economic analysis of the project resulted in a net present value of $8.5M with an Internal Rate of Return of 15 percent. These values show La Parrilla Silver Mine's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation development, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion FMPLata's La Parrilla Silver Mine operation should reach operating capacity at the projected production of 1.8M oz for 2008.

TABLE 25-13
**FISRT MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**800 TPD - Cash Flow**

| Year | | | | | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|---|
| CAPITAL EXPENDITURES | | | | | | | |
| **Mine Plan** | TPD | | | | | | |
| TONNES TREATED - SULPHIDE ORE | 388 | | | 0 | 128,188 | 125,000 | 0 |
| TONNES TREATED - OXIDE ORE | 403 | | | 0 | 133,000 | 133,000 | 34,000 |
| Total Tonnes | 791 | | | 0 | 261,188 | 258,000 | 34,000 |
| **Metals Payments** | | | | | | | |
| NSR OXIDES | | | | 0 | 11,035,164 | 11,034,867 | 2,820,943 |
| NSR Sulphides | | | | 0 | 13,444,174 | 13,097,279 | 0 |
| **Net Revenues** | | | | **0** | **24,479,338** | **24,132,145** | **2,820,943** |
| OPERATING COSTS SULPHIDES: | | | | 0 | 4,418,640 | 4,308,750 | 0 |
| OPERATING COSTS OXIDES: | | | | 0 | 5,845,350 | 5,845,350 | 1,494,300 |
| **TOTAL OP. COSTS** | | | | **0** | **10,263,990** | **10,154,100** | **1,494,300** |
| Royalty Expense | 0% | | | 0 | 0 | 0 | 0 |
| Property Tax & Insurance | | | | 0 | 175,000 | 175,000 | 175,000 |
| Net after costs | | | | 0 | 14,040,348 | 13,803,045 | 1,151,643 |
| Interest Expenses | 0% | | | 0 | 0 | 0 | 0 |
| **Net Profit** | | | | **0** | **14,040,348** | **13,803,045** | **1,151,643** |
| **Depreciation** | | | | **0** | **965,571** | **1,432,238** | **0** |
| **net taxable income** | | | | **0** | **13,074,777** | **12,370,807** | **1,151,643** |
| Profit Sharing | 0.1 | | | 0 | 1,307,478 | 1,237,081 | 0 |
| **net profit after profit sharing** | | | | **0** | **11,767,299** | **11,133,727** | **1,151,643** |
| **Tax @ 20%** | **29%** | **LOSS CARRY FORWARD** | | **0** | **0** | **0** | **0** |
| **net profit** | | | | **0** | **11,767,299** | **11,133,727** | **1,151,643** |
| depreciation | | | | 0 | 965,571 | 1,432,238 | 0 |
| **Loan Proceeds** | | | | | | | |
| **Cash Flow Before Principal & Sustaining Capital** | | | | **0** | **12,732,870** | **12,565,965** | **1,151,643** |
| CAPEX EQUITY | | | 0 | | 6,759,000 | 2,800,000 | |
| Sust. Capital | | | | | | | 700,000 |
| Excess Cash Flow | | | 0 | | 6,759,000 | 2,800,000 | 700,000 |
| **Cumulative** | | | **0** | **0** | **6,759,000** | **9,559,000** | **10,259,000** |

| NPV | 0% | 10,259,000 |
|---|---|---|
| | 10% | 8,984,515 |
| | 15% | 8,454,855 |
| | 20% | 7,982,037 |
| | 25% | 7,557,600 |

## 26.0 ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com



## NEWS RELEASE

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 30, 2008

## La Parrilla Silver Mine Update and New NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Parrilla Silver Mine and the resource development presently underway.

The La Parrilla Silver Mine is located in the Municipality of Nombre de Dios, Durango State, México approximately a 45 minute drive from the City of Durango east along Highway 45. The La Parrilla Silver Mine consists of underground silver / lead / zinc mining operations and a cyanidation and flotation ore processing plant with an installed capacity of 800 tonnes per day (tpd). The plant processes both oxide and sulphide silver ores in two separate 400 tpd parallel circuits. The La Parrilla Silver Mine property consists of 53,249 hectares (131,581 acres) of mining rights that cover 3,434 hectares (8,484 acres) within 36 titled concessions in addition to 49,816 hectares (123,091 acres) in two approved claim applications. The mill is presently running at 740 tpd or 93% capacity. This production rate continues to increase as operational efficiencies are gained. Both doré metal bars and flotation concentrates are being produced.

First Majestic is continuing an aggressive development and exploration program in the area of the La Parrilla Silver Mine. This program is focusing on developing additional Resources and Reserves and includes drilling with six rigs and underground development. The development program includes underground workings, such as ramps for access, drifting and crosscutting into the Los Rosarios System, La Blanca, San Marcos, Quebradillas and Vacas areas. This program is designed to accomplish the following: 1) planning and developing systematic production, increasing operating capacity and efficiency; 2) recovering oxide and sulphide mineralization consolidating mining blocks and increasing Reserves to support reasonable production increases; 3) supporting exploration activities for development, channel sampling and underground drilling; 4) carrying out an aggressive exploration program including deeper drilling from underground sites; and 5) focusing exploration efforts into regional exploration targets.

To date, La Parrilla Silver Mine resource development continues to exceed Management's expectations due to the success of the ongoing drilling program. In addition, production levels continue to increase as improvements in the operations are achieved.

La Parrilla Silver Mine district comprises numerous mineralized structures, vein, breccia zones and metasomatic mineral concentrations within the area, including additional geologic potential to discover other projected concentrations in regional and local structures and in their projected intersections. Some of the known deposits within the boundaries of La Parrilla Silver Mine's area are: the Los Rosarios, La Rosa and La Blanca/San José vein system (Los Rosarios System); San Marcos; Quebradillas; Las Vacas; San Nicolas; Las Animas, and numerous other targets for exploration along known structures and projected intersections, such as Milagros, La Vibora and Sacramento.

First Majestic launched the present aggressive drilling program in 2005 to explore the various areas of interest within the La Parrilla Silver Mine holdings. From that time to October 2007, a total of 213 drill holes have been completed for a total of 54,313 drilled metres. In addition, underground mine workings for development and exploration total 10,606 metres in declines, drifts, ramps and raises. The following Reserve / Resource Tables outline the current NI 43-101 compliant estimates as of October 31, 2007. However, only 165 holes were included in this estimate as 48 out of the 213 holes were still pending from Inspectorate Lab of Reno, Nevada.

The following summary tables were taken from the complete La Parrilla Silver Mine NI 43-101 Technical Report prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's website at www.firstmajestic.com.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (1) (2) (7)**

| Category | Tonnes | Grade | | | Contained Silver Eq. oz. (3,4,5) |
|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc % | |
| Proven Reserves – Oxides | 195,282 | 330 | 0.00 | 0.00 | 2,111,266 |
| Proven Reserves – Sulphides | 156,087 | 316 | 1.41 | 1.28 | 1,736,704 |
| Probable Reserves – Oxides | 104,925 | 325 | 0.00 | 0.00 | 1,116,347 |
| Probable Reserves – Sulphides | 97,101 | 336 | 1.08 | 0.38 | 1,143,235 |
| **Total Proven + Probable Mineral Reserves** | **553,394** | **326** | **0.59** | **0.43** | **6,107,551** |

**Total Measured + Indicated Resources (6) (7)**

| Category | Tonnes | Grade | | | | Contained Silver Eq. oz. (3,4,5) |
|---|---|---|---|---|---|---|
| | | Gold g/tonne | Silver g/tonne | Lead % | Zinc % | |
| Measured Resources – Oxides | 380,481 | 0.22 | 402 | 0.00 | 0.00 | 4,986,964 |
| Measured Resources – Sulphides | 962,148 | 0.11 | 325 | 2.85 | 2.74 | 12,613,000 |
| Indicated Resources – Oxides | 586,079 | 0.17 | 264 | 0.00 | 0.00 | 5,096,324 |
| Indicated Resources – Sulphides | 738,962 | 0.06 | 196 | 3.35 | 5.39 | 6,640,117 |
| **Total Measured + Indicated Resources** | **2,667,671** | **0.13** | **287** | **1.95** | **2.48** | **29,336,405** |

**Total Inferred Resources (6) (7)**

| Category | Tonnes | Grade | | | | Contained Silver Eq. oz. (3,4,5) |
|---|---|---|---|---|---|---|
| | | Gold g/tonne | Silver g/tonne | Lead % | Zinc % | |
| Inferred Resources – Oxides | 1,292,363 | 0.11 | 321 | 0.02 | 0.01 | 13,581,704 |
| Inferred Resources – Sulphides | 2,864,868 | 0.13 | 189 | 2.09 | 2.27 | 25,057,346 |
| **Total Inferred Resources** | **4,157,231** | **0.13** | **230** | **1.45** | **1.57** | **38,639,050** |

(1) Cutoff and silver equivalent based on sales. Prices used for evaluation: Ag-US$10.50/oz; Pb-US$0.68/lb; Zn-US$1.16/lb.
(2) Cutoff grade estimated for oxides ore as 221 g/tonne Ag only, and for sulfides ore as 215 g/tonne Ag only. Zinc is not considered in reserves.
(3) Cutoff grade estimated for oxides ore as 215 g/tonne - Ag equivalent including Au credit = 6 g/tonne Ag.
(4) Cutoff grade estimated for Ag/Pb sulfides ore as 185 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag.
(5) Cutoff grade estimated for Ag/Pb/Zn sulfides in resources as 132 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag and Zn credit = 53 g/tonne Ag.
(6) Figures in table may not match due to rounding.
(7) Total Proven + Probable Reserves, Total Measured + Indicated Resources and Total Inferred Resources are exclusive of each other and thus are not combined.
(8) Samples are numbered & bagged and sent to Inspectorate lab in Durango City. The samples are crushed and pulverized at Inspectorate in Durango City and sent to Reno, Nevada for assaying.

First Majestic's exploration and development efforts continue to achieve significant results. During the period from June to October, 2007, substantial increases have been achieved over the previously reported Reserves and Resources. Proven and Probable Reserves have increased by 67% from 3,660,727 ounces Silver equivalent to 6,107,551 ounces Silver equivalent; Measured and Indicated Resources increased by 123% from 13,169,493 ounces Silver equivalent to 29,336,405 ounces Silver equivalent, and Inferred Resources have increased by 8% from 35,784,493 ounces Silver equivalent to 38,639,050 ounces Silver equivalent.

It should be noted that the cut off period for the calculation of this newly updated NI 43-101 Reserve / Resource estimate was October 31, 2007. Therefore, any assays of drilling core or sampling received after October 31, 2007 has not been included in this report. Furthermore, since October 31st to December 31, 2007, an additional 16 drill holes for a total drilled depth of 5,137 metres and 901 metres of underground development have been completed. Also of interest, the original 85 diamond drill holes completed by Grupo Mexico totalling 15,563 metres at the Quebradillas/Vacas areas have not been included in the Reserve / Resource estimate since this information is considered to be of historic nature. First Majestic is in the process of updating these historic resources to NI 43-101 compliant Resources.

Significant geologic potential exists within several additional areas of the La Parrilla Silver Mine holdings. These areas are presently being mapped and studied by a geophysics program in order to define future exploration targets. The most promising areas appear to be the San José Mine, Sacramento, Cerro Santiago, stockwork zone to the east of Quebradillas, Las Víboras, San Marqueña, Mina Santa Paula, colour anomaly to the west of San José de la Parrilla, La Protectora, and others. These areas of interest are being investigated and explored on a priority basis. Furthermore, in PAH's opinion, numerous other areas of outcropping mineralized structures and alteration zones within the La Parrilla Silver Mine district remain to be explored.

Geophysical investigations to confirm previous studies within the areas of Quebradillas, Sacramento, Las Vacas, and Santa Paula have now been completed. These investigations have confirmed the presence of IP, resistivity and magnetic anomalies which will be further investigated by direct methods, such as drilling and underground access where possible.

First Majestic's aggressive investment in development and exploration at the La Parrilla Silver Mine will continue throughout 2008. This year's program will include; IP, resistivity and magnetic surveying at the Cerro Santiago, La Cruz, Michis and Providencia areas; geochemical investigations to complement exploration at the Cerro Santiago, Providencia, La Cruz and Michis areas; a drilling program that includes a minimum of 24,700 metres in 119 holes from surface and underground sites at Quebradillas, Vacas, San Marcos, Santa Paula, Cerro Santiago, Sacramento and Michis areas, and approximately 900 metres of drifting, crosscutting and ramp development.

The Company's independent Qualified Persons under the policies of National Instrument 43-101, who have reviewed the contents of this news release and who authored the most recent qualifying report, are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt. Both are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer,
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8874

**Item 2. Date of Material Change**

January 30, 2008

**Item 3. News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4. Summary of Material Change**

The Company announces an update regarding its activities in Mexico at the La Parrilla Silver Mine and a new NI 43-101 Resource/Reserve update.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8874

**Item 9. Date of Report**

January 30, 2008

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

## NEWS RELEASE

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

January 30, 2008

## La Parrilla Silver Mine Update and New NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Parrilla Silver Mine and the resource development presently underway.

The La Parrilla Silver Mine is located in the Municipality of Nombre de Dios, Durango State, México approximately a 45 minute drive from the City of Durango east along Highway 45. The La Parrilla Silver Mine consists of underground silver / lead / zinc mining operations and a cyanidation and flotation ore processing plant with an installed capacity of 800 tonnes per day (tpd). The plant processes both oxide and sulphide silver ores in two separate 400 tpd parallel circuits. The La Parrilla Silver Mine property consists of 53,249 hectares (131,581 acres) of mining rights that cover 3,434 hectares (8,484 acres) within 36 titled concessions in addition to 49,816 hectares (123,091 acres) in two approved claim applications. The mill is presently running at 740 tpd or 93% capacity. This production rate continues to increase as operational efficiencies are gained. Both doré metal bars and flotation concentrates are being produced.

First Majestic is continuing an aggressive development and exploration program in the area of the La Parrilla Silver Mine. This program is focusing on developing additional Resources and Reserves and includes drilling with six rigs and underground development. The development program includes underground workings, such as ramps for access, drifting and crosscutting into the Los Rosarios System, La Blanca, San Marcos, Quebradillas and Vacas areas. This program is designed to accomplish the following: 1) planning and developing systematic production, increasing operating capacity and efficiency; 2) recovering oxide and sulphide mineralization consolidating mining blocks and increasing Reserves to support reasonable production increases; 3) supporting exploration activities for development, channel sampling and underground drilling; 4) carrying out an aggressive exploration program including deeper drilling from underground sites; and 5) focusing exploration efforts into regional exploration targets.

To date, La Parrilla Silver Mine resource development continues to exceed Management's expectations due to the success of the ongoing drilling program. In addition, production levels continue to increase as improvements in the operations are achieved.

La Parrilla Silver Mine district comprises numerous mineralized structures, vein, breccia zones and metasomatic mineral concentrations within the area, including additional geologic potential to discover other projected concentrations in regional and local structures and in their projected intersections. Some of the known deposits within the boundaries of La Parrilla Silver Mine's area are: the Los Rosarios, La Rosa and La Blanca/San José vein system (Los Rosarios System); San Marcos; Quebradillas; Las Vacas; San Nicolas; Las Animas, and numerous other targets for exploration along known structures and projected intersections, such as Milagros, La Víbora and Sacramento.

First Majestic launched the present aggressive drilling program in 2005 to explore the various areas of interest within the La Parrilla Silver Mine holdings. From that time to October 2007, a total of 213 drill holes have been completed for a total of 54,313 drilled metres. In addition, underground mine workings for development and exploration total 10,606 metres in declines, drifts, ramps and raises. The following Reserve / Resource Tables outline the current NI 43-101 compliant estimates as of October 31, 2007. However, only 165 holes were included in this estimate as 48 out of the 213 holes were still pending from Inspectorate Lab of Reno, Nevada.

The following summary tables were taken from the complete La Parrilla Silver Mine NI 43-101 Technical Report prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's website at www.firstmajestic.com.

**Total Proven + Probable Mineral Reserves (Mineable Reserves) (1) (2) (7)**

| Category | Tonnes | Grade | | | Contained Silver Eq. oz. (3,4,5) |
|---|---|---|---|---|---|
| | | Silver g/tonne | Lead % | Zinc % | |
| Proven Reserves – Oxides | 195,282 | 330 | 0.00 | 0.00 | 2,111,266 |
| Proven Reserves – Sulphides | 156,087 | 316 | 1.41 | 1.28 | 1,736,704 |
| Probable Reserves – Oxides | 104,925 | 325 | 0.00 | 0.00 | 1,116,347 |
| Probable Reserves – Sulphides | 97,101 | 336 | 1.08 | 0.38 | 1,143,235 |
| **Total Proven + Probable Mineral Reserves** | **553,394** | **326** | **0.59** | **0.43** | **6,107,551** |

**Total Measured + Indicated Resources (6) (7)**

| Category | Tonnes | Grade | | | | Contained Silver Eq. oz. (3,4,5) |
|---|---|---|---|---|---|---|
| | | Gold g/tonne | Silver g/tonne | Lead % | Zinc % | |
| Measured Resources – Oxides | 380,481 | 0.22 | 402 | 0.00 | 0.00 | 4,986,964 |
| Measured Resources – Sulphides | 962,148 | 0.11 | 325 | 2.85 | 2.74 | 12,613,000 |
| Indicated Resources – Oxides | 586,079 | 0.17 | 264 | 0.00 | 0.00 | 5,096,324 |
| Indicated Resources – Sulphides | 738,962 | 0.06 | 196 | 3.35 | 5.39 | 6,640,117 |
| **Total Measured + Indicated Resources** | **2,667,671** | **0.13** | **287** | **1.95** | **2.48** | **29,336,405** |

**Total Inferred Resources (6) (7)**

| Category | Tonnes | Grade | | | | Contained Silver Eq. oz. (3,4,5) |
|---|---|---|---|---|---|---|
| | | Gold g/tonne | Silver g/tonne | Lead % | Zinc % | |
| Inferred Resources – Oxides | 1,292,363 | 0.11 | 321 | 0.02 | 0.01 | 13,581,704 |
| Inferred Resources – Sulphides | 2,864,868 | 0.13 | 189 | 2.09 | 2.27 | 25,057,346 |
| **Total Inferred Resources** | **4,157,231** | **0.13** | **230** | **1.45** | **1.57** | **38,639,050** |

(1) Cutoff and silver equivalent based on sales. Prices used for evaluation: Ag-US$10.50/oz; Pb-US$0.68/lb; Zn-US$1.16/lb.

(2) Cutoff grade estimated for oxides ore as 221 g/tonne Ag only, and for sulfides ore as 215 g/tonne Ag only. Zinc is not considered in reserves.
(3) Cutoff grade estimated for oxides ore as 215 g/tonne - Ag equivalent including Au credit = 6 g/tonne Ag.
(4) Cutoff grade estimated for Ag/Pb sulfides ore as 185 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag.
(5) Cutoff grade estimated for Ag/Pb/Zn sulfides in resources as 132 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag and Zn credit = 53 g/tonne Ag.
(6) Figures in table may not match due to rounding.
(7) Total Proven + Probable Reserves, Total Measured + Indicated Resources and Total Inferred Resources are exclusive of each other and thus are not combined.
(8) Samples are numbered & bagged and sent to Inspectorate lab in Durango City. The samples are crushed and pulverized at Inspectorate in Durango City and sent to Reno, Nevada for assaying.

First Majestic's exploration and development efforts continue to achieve significant results. During the period from June to October, 2007, substantial increases have been achieved over the previously reported Reserves and Resources. Proven and Probable Reserves have increased by 67% from 3,660,727 ounces Silver equivalent to 6,107,551 ounces Silver equivalent; Measured and Indicated Resources increased by 123% from 13,169,493 ounces Silver equivalent to 29,336,405 ounces Silver equivalent, and Inferred Resources have increased by 8% from 35,784,493 ounces Silver equivalent to 38,639,050 ounces Silver equivalent.

It should be noted that the cut off period for the calculation of this newly updated NI 43-101 Reserve / Resource estimate was October 31, 2007. Therefore, any assays of drilling core or sampling received after October 31, 2007 has not been included in this report. Furthermore, since October 31st to December 31, 2007, an additional 16 drill holes for a total drilled depth of 5,137 metres and 901 metres of underground development have been completed. Also of interest, the original 85 diamond drill holes completed by Grupo Mexico totalling 15,563 metres at the Quebradillas/Vacas areas have not been included in the Reserve / Resource estimate since this information is considered to be of historic nature. First Majestic is in the process of updating these historic resources to NI 43-101 compliant Resources.

Significant geologic potential exists within several additional areas of the La Parrilla Silver Mine holdings. These areas are presently being mapped and studied by a geophysics program in order to define future exploration targets. The most promising areas appear to be the San José Mine, Sacramento, Cerro Santiago, stockwork zone to the east of Quebradillas, Las Víboras, San Marqueña, Mina Santa Paula, colour anomaly to the west of San José de la Parrilla, La Protectora, and others. These areas of interest are being investigated and explored on a priority basis. Furthermore, in PAH's opinion, numerous other areas of outcropping mineralized structures and alteration zones within the La Parrilla Silver Mine district remain to be explored.

Geophysical investigations to confirm previous studies within the areas of Quebradillas, Sacramento, Las Vacas, and Santa Paula have now been completed. These investigations have confirmed the presence of IP, resistivity and magnetic anomalies which will be further investigated by direct methods, such as drilling and underground access where possible.

First Majestic's aggressive investment in development and exploration at the La Parrilla Silver Mine will continue throughout 2008. This year's program will include; IP, resistivity and magnetic surveying at the Cerro Santiago, La Cruz, Michis and Providencia areas; geochemical investigations to complement exploration at the Cerro Santiago, Providencia, La Cruz and Michis areas; a drilling program that includes a minimum of 24,700 metres in 119 holes from surface and underground sites at Quebradillas, Vacas, San Marcos, Santa Paula, Cerro Santiago, Sacramento and Michis areas, and approximately 900 metres of drifting, crosscutting and ramp development.

The Company's independent Qualified Persons under the policies of National Instrument 43-101, who have reviewed the contents of this news release and who authored the most recent qualifying report, are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt. Both are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer,
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

***Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates***

The definitions of proven and probable reserves used in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

**Pacific Corporate Trust Company**
Pacific
a Computershare Company
25 YEARS OF SERVICE TO OUR CLIENTS

510 Burrard St
2nd Floor
Vancouver BC
V6C 3B9

T 604 689 9853
F 604 689 8144
pacific@pctc.com
www.pctc.com



February 25, 2008

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

| Issuer: | **FIRST MAJESTIC SILVER CORP.** |
|---|---|
| Meeting Type: | Annual General Meeting |
| ISIN: | CA32076V1031 |
| Meeting Date: | May 16, 2008 |
| Record Date for Notice: | April 1, 2008 |
| Record Date for Voting: | April 1, 2008 |
| Beneficial Ownership Determination Date: | April 1, 2008 |
| Class of Securities Entitled to Receive Notice: | COMMON SHARES |
| Class of Securities Entitled to Vote: | COMMON SHARES |
| OBO Distribution Payment: | Issuer will not pay for OBOs |
| Material Distributed to: | Non Declining Holders |

If you require further information, please contact:

"Lise Bonhomme"

Lise Bonhomme
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\8575FR.pdf

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com




## NEWS RELEASE

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 5, 2008

**Drill intersects 39.6 metres of 199 g/t Ag, 3.92% Pb & 4.02% Zn at San Juan Silver Mine**

First Majestic Silver Corp. (FR-T) ("First Majestic" or the "Company") is pleased to announce additional drill results from the ongoing drilling program at the Chalchihuites Group of Properties located in Zacatecas, Mexico.

The Chalchihuites Group of Properties is strategically located 60 km to the southeast of the Company's flagship La Parrilla Silver Mine and consists of 293 hectares of contiguous mining claims which cover the Perseverancia Silver Mine and the San Juan Silver Mine.

Further to the Company's news release dated December 3, 2007, additional assay results have now been received. Highlights include: Hole SJM-06 which cut 199 g/t Ag, 3.92% Pb and 4.02% Zn over 39.60 metres; Hole SJM-02 cut 342 g/t Ag, 4.45% Pb and 3.12% Zn over 13.55 metres, and; Hole SJM-04 cut 124 g/t Ag, 1.42% Pb and 1.44% Zn over 16.90 metres.

The Chalchihuites mining district comprises a regional metasomatic system of mineralization that includes: replacement mantos; breccia pipes; chimneys; vein type structures; dissemination and skarn deposits which occur in association with igneous dikes; and, stocks intruding a sequence of cretaceous sedimentary rocks. The Chalchihuites area hosts mineral deposits with high silver mineralization such as the nearby La Colorada mine, owned by Pan American Silver Corp., and other regional mines, such as, the San Martín and Sabinas mines owned and operated by Grupo México and Peñoles.

### San Juan Silver Mine

The San Juan Silver Mine is one of the oldest mines in the district and was partially mined to a depth of 150 metres over nine levels. The mine has not been in operation since the 1950's. The previous owner constructed a 90-metre shaft which was initially used to access the old workings. First Majestic's exploration program consists of mapping, sampling, rehabilitation and development of old workings and additional underground development which now totals 1,758 metres.

In addition to what has been previously announced, assay results from five more underground drill holes at San Juan have been received and are summarized below showing the most significant interval intersections. An updated longitudinal section, a plan view map showing the location of the drill holes, and the sampled crosscuts will be posted on First Majestic's website at www.firstmajestic.com when available.

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-01 | 51.95 | 53.10 | 1.15 | 44 | 2.69 | 2.89 |
| | 54.60 | 59.15 | 4.55 | 50 | 1.54 | 4.93 |
| | 59.80 | 60.53 | 0.73 | 40 | 0.86 | 2.80 |
| | 63.65 | 64.70 | 1.05 | 30 | 0.58 | 2.21 |
| | 74.35 | 75.77 | 1.42 | 26 | 0.65 | 4.15 |
| | 79.40 | 80.25 | 0.85 | 137 | 1.65 | 4.00 |
| | 82.80 | 84.90 | 2.10 | 191 | 1.03 | 4.50 |

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-02 | 7.05 | 12.00 | 4.95 | 117 | 2.11 | 1.36 |
| | 47.40 | 49.15 | 1.75 | 100 | 2.04 | 1.84 |
| | 52.70 | 58.10 | 5.40 | 54 | 0.82 | 2.71 |
| | 67.70 | 72.30 | 4.60 | 11 | 0.20 | 3.44 |
| | 98.55 | 104.90 | 6.35 | 17 | 0.25 | 1.23 |
| | 172.32 | 173.95 | 1.63 | 309 | 2.57 | 6.74 |
| | 183.20 | 196.75 | 13.55 | 333 | 4.58 | 3.33 |
| **Incl.** | **183.95** | **186.10** | **2.15** | **553** | **8.84** | **5.29** |
| **Incl.** | **192.55** | **195.35** | **2.80** | **729** | **5.57** | **5.57** |

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-04 | 54.35 | 71.25 | 16.90 | 124 | 1.42 | 1.44 |
| **Incl.** | **69.25** | **71.25** | **2.00** | **891** | **8.60** | **5.50** |
| | 105.47 | 115.50 | 10.03 | 44 | 0.61 | 9.93 |
| **Incl.** | **109.80** | **115.50** | **5.70** | **19** | **0.40** | **14.45** |
| | 131.25 | 136.25 | 5.00 | 18 | 0.39 | 4.24 |
| | **140.00** | **141.45** | **1.45** | **133** | **1.45** | **2.14** |
| | 214.85 | 216.85 | 2.00 | 72 | 1.38 | 3.72 |
| | 222.65 | 236.05 | 13.40 | 64 | 0.58 | 3.33 |
| | 243.00 | 248.90 | 5.90 | 181 | 3.13 | 6.47 |
| **Incl.** | **244.00** | **245.10** | **1.10** | **385** | **2.13** | **2.50** |

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-05 | 45.90 | 48.40 | 2.50 | 141 | 2.81 | 4.85 |
| | 56.35 | 61.10 | 4.75 | 74 | 2.13 | 2.60 |
| | 65.22 | 75.65 | 10.43 | 19 | 0.55 | 5.16 |
| **Incl.** | **66.50** | **71.65** | **5.15** | **29** | **0.82** | **7.84** |
| | 103.85 | 109.10 | 5.25 | 54 | 1.95 | 3.76 |
| | 179.80 | 182.90 | 3.10 | 119 | 1.63 | 2.69 |
| | 193.30 | 194.37 | 1.07 | 121 | 2.96 | 0.09 |

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-06 | 42.30 | 43.70 | 1.40 | 136 | 3.86 | 0.99 |
| | 52.75 | 92.35 | 39.60 | 199 | 3.92 | 4.02 |
| **Incl.** | **55.10** | **56.65** | **1.55** | **518** | **6.21** | **0.63** |
| **Incl.** | **70.72** | **80.25** | **9.53** | **509** | **6.37** | **4.76** |

These series of holes are located strategically in two sections separated 50 metres in plan view with intersections also every 50 metres in cross section. The holes are defining an ore-body with dimensions of an average of 20 metres in width by 100 metres in length by 150 metres in depth and open along strike and at depth.

Infill drilling which is presently underway at the San Juan continues to show consistent mineralization and high grades of silver, lead and zinc over broad widths in this initial ore shoot. This zone remains open at depth and to the foot wall where an additional ore body has been detected. Due to the significance of the results received

from the initial 8 holes drilled, the Company has decided to go back and assay the entire length of each of these holes.

In addition to the 12 drill holes completed in the San Juan Silver Mine to date, 1,758 metres of development has been completed consisting of an access ramp and five underground cross cuts to test the continuity of the mineralized structure. Results for three initial holes at San Juan and the first four crosscuts were previously released on December 3, 2007.

Assay results are still pending for: four additional drill holes; the additional drill core associated with the holes announced today to ensure the core lengths are tested for the potential of a high volume ore body, and; one additional crosscut completed to date. Two drill rigs are presently active on sight and are continuing the drill program.

Due to increased industry activity, assay turn-around times from Inspectorate Laboratory have increased, and the Company is currently expecting delays of greater than three months to receive assay results.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond saw. One half of the core is submitted to the Inspectorate Laboratory sample preparation facility in Durango, Mexico. The remaining half core is retained on-site for verification and reference purposes. Following preparation, sample pulps are sent to Inspectorate Laboratory in Nevada, USA where they are assayed for gold and silver by standard fire assay methods using a gravimetric finish. Multi-element analyses are also completed for each sample by ICP methods. The QA-QC program at San Juan includes the blind insertion of certified reference standards for silver and gold at a frequency of approximately 1 per 15 normal samples and the insertion of assay blanks at a frequency of approximately 1 per 15 normal samples. All sample results reported in this news release correspond to HQ or NQ diameter core.

Qualified Person

Mr. Leonel Lopez, P.Geo., from Pincock Allen & Holt in Denver, CO. is the Company's Qualified Person as defined by National Instrument 43-101 and is responsible for the accuracy of the technical information contained in this news release.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer,
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEW ISSUE – Approximately $45 million

*NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.*

---

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 5, 2008

First Majestic Silver Corp. ("First Majestic" or the "Company") has today entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P., under which the underwriters have agreed to buy 8,500,000 Units ("Units"), from First Majestic at an issue price of $5.35 per Unit representing an aggregate offering of approximately $45 million ("The Offering"). Each Unit will consist of one common share (a "Common Share") in the capital of First Majestic and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "Warrant") will entitle the holder to acquire one additional Common Share at a price of $7.00 for a period of 24 months from the closing of the Offering. The Company will grant the underwriters an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 15% of the number of Common Shares and Warrants at the issue price. Closing is expected on or about March 25, 2008.

The Company plans to use certain of the net proceeds of the offering for the expansion of each of the mill capacities at the Company's three producing silver mines in Mexico, the La Parrilla, La Encantada and San Martin silver mines. In addition, certain of the net proceeds will be used for the ongoing development and exploration programs presently underway and for general working capital.

Closing of the Offering is subject to certain conditions, including but not limited to, receipt of all necessary securities regulatory approvals, including the approval of the Toronto Stock Exchange.

The Offering is being made in all Provinces of Canada except Quebec and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of

an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information please contact: info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer,
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8874

**Item 2. Date of Material Change**

March 5, 2008

**Item 3. News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4. Summary of Material Change**

The Company announced that it has entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P., under which the underwriters have agreed to buy 8,500,000 Units ("Units"), from First Majestic at an issue price of $5.35 per Unit representing an aggregate offering of approximately $45 million ("The Offering"). Each Unit will consist of one common share (a "Common Share") in the capital of First Majestic and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "Warrant") will entitle the holder to acquire one additional Common Share at a price of $7.00 for a period of 24 months from the closing of the Offering. The Company will grant the underwriters an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 15% of the number of Common Shares and Warrants at the issue price. Closing is expected on or about March 25, 2008.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8874

**Item 9. Date of Report**

March 6, 2008

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

## NEW ISSUE – Approximately $45 million

*NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.*

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TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 5, 2008

First Majestic Silver Corp. ("First Majestic" or the "Company") has today entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P., under which the underwriters have agreed to buy 8,500,000 Units ("Units"), from First Majestic at an issue price of $5.35 per Unit representing an aggregate offering of approximately $45 million ("The Offering"). Each Unit will consist of one common share (a "Common Share") in the capital of First Majestic and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "Warrant") will entitle the holder to acquire one additional Common Share at a price of $7.00 for a period of 24 months from the closing of the Offering. The Company will grant the underwriters an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 15% of the number of Common Shares and Warrants at the issue price. Closing is expected on or about March 25, 2008.

The Company plans to use certain of the net proceeds of the offering for the expansion of each of the mill capacities at the Company's three producing silver mines in Mexico, the La Parrilla, La Encantada and San Martin silver mines. In addition, certain of the net proceeds will be used for the ongoing development and exploration programs presently underway and for general working capital.

Closing of the Offering is subject to certain conditions, including but not limited to, receipt of all necessary securities regulatory approvals, including the approval of the Toronto Stock Exchange.

The Offering is being made in all Provinces of Canada except Quebec and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information please contact: info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer,
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8874

**Item 2. Date of Material Change**

March 5, 2008

**Item 3. News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4. Summary of Material Change**

The Company announced additional drill results from the ongoing drilling program at the Chalchihuites Group of Properties located in Zacatecas, Mexico.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8874

**Item 9. Date of Report**

March 6, 2008

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

# NEWS RELEASE

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 5, 2008

**Drill intersects 39.6 metres of 199 g/t Ag, 3.92% Pb & 4.02% Zn at San Juan Silver Mine**

First Majestic Silver Corp. (FR-T) ("First Majestic" or the "Company") is pleased to announce additional drill results from the ongoing drilling program at the Chalchihuites Group of Properties located in Zacatecas, Mexico.

The Chalchihuites Group of Properties is strategically located 60 km to the southeast of the Company's flagship La Parrilla Silver Mine and consists of 293 hectares of contiguous mining claims which cover the Perseverancia Silver Mine and the San Juan Silver Mine.

Further to the Company's news release dated December 3, 2007, additional assay results have now been received. Highlights include: Hole SJM-06 which cut 199 g/t Ag, 3.92% Pb and 4.02% Zn over 39.60 metres; Hole SJM-02 cut 342 g/t Ag, 4.45% Pb and 3.12% Zn over 13.55 metres, and; Hole SJM-04 cut 124 g/t Ag, 1.42% Pb and 1.44% Zn over 16.90 metres.

The Chalchihuites mining district comprises a regional metasomatic system of mineralization that includes: replacement mantos; breccia pipes; chimneys; vein type structures; dissemination and skarn deposits which occur in association with igneous dikes; and, stocks intruding a sequence of cretaceous sedimentary rocks. The Chalchihuites area hosts mineral deposits with high silver mineralization such as the nearby La Colorada mine, owned by Pan American Silver Corp., and other regional mines, such as, the San Martín and Sabinas mines owned and operated by Grupo México and Peñoles.

**San Juan Silver Mine**

The San Juan Silver Mine is one of the oldest mines in the district and was partially mined to a depth of 150 metres over nine levels. The mine has not been in operation since the 1950's. The previous owner constructed a 90-metre shaft which was initially used to access the old workings. First Majestic's exploration program consists of mapping, sampling, rehabilitation and development of old workings and additional underground development which now totals 1,758 metres.

In addition to what has been previously announced, assay results from five more underground drill holes at San Juan have been received and are summarized below showing the most significant interval intersections. An updated longitudinal section, a plan view map showing the location of the drill holes, and the sampled crosscuts will be posted on First Majestic's website at www.firstmajestic.com when available.

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-01 | 51.95 | 53.10 | 1.15 | 44 | 2.69 | 2.89 |
| | 54.60 | 59.15 | 4.55 | 50 | 1.54 | 4.93 |
| | 59.80 | 60.53 | 0.73 | 40 | 0.86 | 2.80 |
| | 63.65 | 64.70 | 1.05 | 30 | 0.58 | 2.21 |
| | 74.35 | 75.77 | 1.42 | 26 | 0.65 | 4.15 |
| | 79.40 | 80.25 | 0.85 | 137 | 1.65 | 4.00 |
| | 82.80 | 84.90 | 2.10 | 191 | 1.03 | 4.50 |

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-02 | 7.05 | 12.00 | 4.95 | 117 | 2.11 | 1.36 |
| | 47.40 | 49.15 | 1.75 | 100 | 2.04 | 1.84 |
| | 52.70 | 58.10 | 5.40 | 54 | 0.82 | 2.71 |
| | 67.70 | 72.30 | 4.60 | 11 | 0.20 | 3.44 |
| | 98.55 | 104.90 | 6.35 | 17 | 0.25 | 1.23 |
| | 172.32 | 173.95 | 1.63 | 309 | 2.57 | 6.74 |
| | 183.20 | 196.75 | 13.55 | 333 | 4.58 | 3.33 |
| **incl.** | **183.95** | **186.10** | **2.15** | **553** | **8.84** | **5.29** |
| **Incl.** | **192.55** | **195.35** | **2.80** | **729** | **5.57** | **5.57** |

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-04 | 54.35 | 71.25 | 16.90 | 124 | 1.42 | 1.44 |
| **incl.** | **69.25** | **71.25** | **2.00** | **891** | **8.60** | **5.50** |
| | 105.47 | 115.50 | 10.03 | 44 | 0.61 | 9.93 |
| **Incl.** | **109.80** | **115.50** | **5.70** | **19** | **0.40** | **14.45** |
| | 131.25 | 136.25 | 5.00 | 18 | 0.39 | 4.24 |
| | **140.00** | **141.45** | **1.45** | **133** | **1.45** | **2.14** |
| | 214.85 | 216.85 | 2.00 | 72 | 1.38 | 3.72 |
| | 222.65 | 236.05 | 13.40 | 64 | 0.58 | 3.33 |
| | 243.00 | 248.90 | 5.90 | 181 | 3.13 | 6.47 |
| **Incl.** | **244.00** | **245.10** | **1.10** | **385** | **2.13** | **2.50** |

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-05 | 45.90 | 48.40 | 2.50 | 141 | 2.81 | 4.85 |
| | 56.35 | 61.10 | 4.75 | 74 | 2.13 | 2.60 |
| | 65.22 | 75.65 | 10.43 | 19 | 0.55 | 5.16 |
| **Incl.** | **66.50** | **71.65** | **5.15** | **29** | **0.82** | **7.84** |
| | 103.85 | 109.10 | 5.25 | 54 | 1.95 | 3.76 |
| | 179.80 | 182.90 | 3.10 | 119 | 1.63 | 2.69 |
| | 193.30 | 194.37 | 1.07 | 121 | 2.96 | 0.09 |

| Hole | From (m) | To (m) | Interval (m) | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|---|
| SJM-06 | 42.30 | 43.70 | 1.40 | 136 | 3.86 | 0.99 |
| | 52.75 | 92.35 | 39.60 | 199 | 3.92 | 4.02 |
| **Incl.** | **55.10** | **56.65** | **1.55** | **518** | **6.21** | **0.63** |
| **Incl.** | **70.72** | **80.25** | **9.53** | **509** | **6.37** | **4.76** |

These series of holes are located strategically in two sections separated 50 metres in plan view with intersections also every 50 metres in cross section. The holes are defining an ore-body with dimensions of an average of 20 metres in width by 100 metres in length by 150 metres in depth and open along strike and at depth.

Infill drilling which is presently underway at the San Juan continues to show consistent mineralization and high grades of silver, lead and zinc over broad widths in this initial ore shoot. This zone remains open at depth and to the foot wall where an additional ore body has been detected. Due to the significance of the results received from the initial 8 holes drilled, the Company has decided to go back and assay the entire length of each of these holes.

In addition to the 12 drill holes completed in the San Juan Silver Mine to date, 1,758 metres of development has been completed consisting of an access ramp and five underground cross cuts to test the continuity of the mineralized structure. Results for three initial holes at San Juan and the first four crosscuts were previously released on December 3, 2007.

Assay results are still pending for: four additional drill holes; the additional drill core associated with the holes announced today to ensure the core lengths are tested for the potential of a high volume ore body, and; one additional crosscut completed to date. Two drill rigs are presently active on sight and are continuing the drill program.

Due to increased industry activity, assay turn-around times from Inspectorate Laboratory have increased, and the Company is currently expecting delays of greater than three months to receive assay results.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond saw. One half of the core is submitted to the Inspectorate Laboratory sample preparation facility in Durango, Mexico. The remaining half core is retained on-site for verification and reference purposes. Following preparation, sample pulps are sent to Inspectorate Laboratory in Nevada, USA where they are assayed for gold and silver by standard fire assay methods using a gravimetric finish. Multi-element analyses are also completed for each sample by ICP methods. The QA-QC program at San Juan includes the blind insertion of certified reference standards for silver and gold at a frequency of approximately 1 per 15 normal samples and the insertion of assay blanks at a frequency of approximately 1 per 15 normal samples. All sample results reported in this news release correspond to HQ or NQ diameter core.

Qualified Person

Mr. Leonel Lopez, P.Geo., from Pincock Allen & Holt in Denver, CO. is the Company's Qualified Person as defined by National Instrument 43-101 and is responsible for the accuracy of the technical information contained in this news release.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer,
President & CEO

*A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.*

***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered, sold, exercised, pledged or otherwise transferred, directly or indirectly, within the United States or to or for the account or benefit of "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) or persons within the United States unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to U.S. persons. See "Plan of Distribution".*

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Majestic Silver Corp. at 925 W. Georgia Street, Suite 1805, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033, and are also available electronically at www.sedar.com.*

**PRELIMINARY SHORT FORM PROSPECTUS**

*New Issue* **March 11, 2008**


fm
FIRST MAJESTIC
SILVER CORP.



**$45,475,000**
**8,500,000 Units**

This short form prospectus qualifies the distribution (the "**Offering**") of 8,500,000 Units (the "**Units**") of First Majestic Silver Corp. (the "**Corporation**" or "**First Majestic**") at a price of $5.35 per Unit (the "**Offering Price**"). Each Unit consists of one common share of the Corporation (each, a "**Common Share**") and one-half of a common share purchase warrant of the Corporation (each whole warrant, a "**Warrant**"). Each Warrant will entitle the holder thereof to purchase one Common Share (each a "**Warrant Share**") at an exercise price of $7.00 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as defined below). The Units will be issued and sold by the Corporation pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of March 11, 2008 among CIBC World Markets Inc., Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P. (collectively, the "**Underwriters**") and the Corporation.

## Price: $5.35 per Unit

| | Price to the Public | Underwriters' Commission (1) | Net Proceeds to the Corporation(2)(3) |
|---|---|---|---|
| Per Unit | $5.35 | $0.29425 | $5.05575 |
| Total | $45,475,000 | $2,501,125 | $42,973,875 |

(1) The Corporation has agreed to pay a cash commission (the "**Underwriters' Commission**") equal to 5.5% of the gross proceeds of the Offering to the Underwriters for their services in connection with the Offering.

(2) After deducting the Underwriters' Commission, but before deducting the expenses of the Offering, estimated to be $300,000, which will be paid by the Corporation from the proceeds of the Offering.

(3) The Corporation has granted to the Underwriters an option (the "**Over-allotment Option**"), exercisable at any time until the date which is 30 days following the closing of the Offering (the "**Closing**"), to purchase up to an additional 1,275,000 Common Shares at a price of $5.07 per Common Share (the "**Additional Shares**") and up to an additional 637,500 Warrants at a price of $0.56 per Warrant (the "**Additional Warrants**"), or a combination thereof, (together with the Additional Shares, the "**Additional Securities**") to cover over-allotments, if any

and for market stabilization purposes. The aggregate number of Additional Shares and Additional Warrants to be issued under the Over-allotment Option will not exceed 1,275,000 Additional Shares and 637,500 Additional Warrants. This short form prospectus also qualifies the grant of the Over-allotment Option and the distribution of the Additional Securities upon exercise of the Over-allotment Option. Unless the context otherwise requires, all references to "Common Shares" and "Warrants" in this prospectus include the Additional Shares and Additional Warrants that comprise the Additional Securities. See "Plan of Distribution".

(4) If the Over-allotment Option is exercised in full, the total Price to the Public, the Underwriters' Commission and the Net Proceeds to the Corporation (before deducting expenses of the Offering), will be $52,296,250, $2,876,293.75 and $49,419,956.25, respectively

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if as and when issued by First Majestic and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by McCullough O'Connor Irwin LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates evidencing the Common Shares and the Warrants comprising the Units will be available for delivery at the closing of the Offering, which is expected to take place on or about March 25, 2008, or such other date as may be agreed among the parties to the Underwriting Agreement (the "**Closing Date**"), but in any event, no later than April 25, 2008. The Units will separate into Common Shares and Warrants immediately upon issue.

| Underwriters' Position | Number of Securities Available | Exercise Period | Exercise Price |
|---|---|---|---|
| Over-allotment Option | 1,275,000 Additional Shares<br>or<br>637,500 Additional Warrants | at any time up to 30 days after Closing | $5.07 per Additional Share<br><br>$0.56 per Additional Warrant |

The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "FR". On March 4, 2008, being the last trading day before the public announcement of the Offering, the closing price of the common shares on the TSX was $5.32. The common shares of the Corporation are also quoted on the Pink Sheets in the United States under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stutgart Stock Exchanges under the symbol "FMV". Certain warrants of the Corporation trade on the TSX under the symbol "FR.WT". The Corporation has applied to list the Common Shares and the Warrants comprising the Units and the Warrant Shares issuable upon the exercise of the Warrants distributed under this prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX, including meeting the minimum public distribution requirements of the TSX in the case of the Warrants.

**An investment in securities of the Corporation involves a high degree of risk. See "Forward-Looking Statements" and "Risk Factors". There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Corporation has agreed to use its commercially reasonable best efforts to list the Warrants on the TSX.**

The Corporation's head office is located at 925 W. Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4.

## TABLE OF CONTENTS

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the expected production levels, interpretation of drill results and mineral resource and reserve estimates also may be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity prices and, particularly, silver prices, access to skilled mining development and mill production personnel, results of exploration and development activities, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See "Risk Factors".

## CURRENCY

Unless otherwise noted, all references to "$" or "dollars" in this short form prospectus refer to Canadian dollars and references to "US$" or "US dollars" in this short form prospectus refer to United States dollars. The noon rate of exchange on March 11, 2008 as reported by the Bank of Canada for Canadian dollars exchanged into United States dollars was $1.00 equals US$1.0047.

## RESERVE AND RESOURCE DISCLOSURE

The definitions of proven and probable reserves used in National Instrument 43-101 (**"NI 43-101"**) differ from the definitions in the United States Securities and Exchange Commission (**"SEC"**) Industry Guide 7. Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada other than Québec (the "Commissions").** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 925 W. Georgia Street, Suite 1805, Vancouver, British Columbia, V6C 3L2 (telephone: (604) 688-3033). Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") which can be accessed at www.sedar.com under the Corporation's profile.

The following documents of the Corporation, which have been filed with the Commissions, are specifically incorporated by reference to, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated July 6, 2007 for the year ended December 31, 2006 (the "**AIF**");

(b) the annual audited consolidated financial statements of the Corporation as at and for the period ended December 31, 2006, together with notes thereto and the auditors' reports thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the period ended December 31, 2006;

(d) the interim consolidated financial statements of the Corporation for the nine-month period ended September 30, 2007, together with the notes thereto;

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the nine-month period ended September 30, 2007;

(f) the management information circular dated May 3, 2007 with respect to the Corporation's annual meeting of shareholders held on June 7, 2007;

(g) the material change report of the Corporation dated January 15, 2007 with respect to the resignation of Douglas R. Scott, C.A. as Chief Financial Officer of the Corporation, effective January 31, 2007;

(h) the material change report of the Corporation dated February 9, 2007 with respect to (i) the appointment of Raymond L. Polman, C.A. as Chief Financial Officer of the Corporation, effective February 1, 2007; and (ii) the granting of 200,000 stock options of the Corporation to Mr. Polman;

(i) the material change report of the Corporation dated February 9, 2007 with respect to an update on development activities at the La Parrilla Silver Mine in Mexico and a new NI 43-101 resource estimate;

(j) the material change report of the Corporation dated February 9, 2007 with respect to the granting of 155,000 stock options to directors of the Corporation on February 7, 2007;

(k) the material change report of the Corporation dated February 20, 2007 with respect to the restatement of financial results for the quarter ended September 30, 2006;

(l) the material change report of the Corporation dated March 21, 2007 with respect to the engagement letter entered into among the Corporation, Sprott Securities Inc. (as it then was named) and CIBC World Markets Inc. in connection with the offering to the public of an aggregate of up to 8,000,000 units of the

Corporation each consisting of one common share and one-half of a common share purchase warrant of the Corporation at a price of $5.00 per unit;

(m) the material change report of the Corporation dated March 27, 2007 with respect to the closing of the acquisition by the Corporation of all of the issued and outstanding shares of Minera La Encantada S.A. de C. V.;

(n) the material change report of the Corporation dated March 28, 2007 with respect to the filing of a preliminary short form prospectus and entering into of an underwriting agreement in connection with the offering of 8,000,000 units of the Corporation, each consisting of one common share and one-half of a common share purchase warrant of the Corporation at a price of $5.00 per unit;

(o) the material change report of the Corporation dated April 23, 2007 with respect to the engagement letter entered into among the Corporation in connection with the offering to the public of up to 8,800,000 special warrants and with respect to the withdrawal of the Corporation's short form prospectus dated March 27, 2007;

(p) the material change report of the Corporation dated April 26, 2007 with respect to the Corporation's production of silver for the first quarter of 2007;

(q) the material change report of the Corporation dated May 15, 2007 with respect to the closing of the offering to the public of up to 6,883,000 special warrants sold at a price of $5.00 per special warrant later qualified by a short form prospectus on July 25, 2007;

(r) the material change report of the Corporation dated May 31, 2007 with respect to the technical report on the San Martin Silver Mine;

(s) the material change report of the Corporation dated May 31, 2007 with respect to the Corporation's financial results for the quarter ended March 31, 2007;

(t) the material change report of the Corporation dated June 18, 2007 with respect to the technical report on the La Encantada Silver Mine;

(u) the material change report of the Corporation dated June 20, 2007 with respect to the grant of 25,000 stock options to a director of the Corporation;

(v) the material change report of the Corporation dated July 4, 2007 with respect to the technical report on the La Parilla Silver Mine;

(w) the material change report of the Corporation dated July 26, 2007 with respect to the final receipt for the short form prospectus filed by the Corporation qualifying the 6,883,000 special warrants issued on May 10, 2007;

(x) the material change report of the Corporation dated August 8, 2007 with respect to the grant of 100,000 stock options to an officer of the Corporation;

(y) the material change report of the Corporation dated August 30, 2007 with respect to the financial results for the quarter ended June 30, 2007;

(z) the material change report of the Corporation dated October 23, 2007 with respect to silver production for the quarter ended September 30, 2007;

(aa) the material change report of the Corporation dated November 13, 2007 with respect to the first stage of exploration at the Cuitaboca Silver Project;

(bb) the material change report of the Corporation dated November 29, 2007 with respect to the financial results for the quarter ended September 30, 2007;

(cc) the material change report of the Corporation dated December 3, 2007 with respect to the preliminary results from the ongoing surface and underground exploration and diamond drilling program at the Chalchihuites property;

(dd) the material change report of the Corporation dated December 5, 2007 with respect to the grant of 1,125,000 stock options to directors and officers of the Corporation;

(ee) the material change report of the Corporation dated December 13, 2007 with respect to the listing of the Corporation's common shares and warrants on the TSX;

(ff) the material change report of the Corporation dated January 7, 2008 with respect to the activities at the La Encantada Silver mine and a new NI 43-101 resource/reserve update;

(gg) the material change report of the Corporation dated January 14, 2008 with respect to the listing of the Corporation's common shares and warrants on the TSX and the commencement of trading on January 15, 2008;

(hh) the material change report of the Corporation dated January 17, 2008 with respect to the increase in silver production in the quarter ended December 31, 2007;

(ii) the material change report of the Corporation dated January 30, 2008 with respect to the activities at the La Parrilla Silver mine and a new NI 43-101 resource/reserve update;

(jj) the material change report of the Corporation dated March 6, 2008 with respect to the to the engagement letter entered into among the Corporation and the Underwriters in connection with the Offering;

(kk) the material change report of the Corporation dated March 6, 2008 with respect to the drill results from the ongoing drilling program at the Chalchihuites Group of Properties located in Zacatecas, Mexico;

(ll) a notice issued by the Corporation dated January 15, 2008 that it has ceased to be a "venture issuer";

(mm) the technical report titled "Technical Report for the La Parrilla Silver Mine, Durango State, México" dated January 25, 2008;

(nn) the technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated January 3, 2008; and

(oo) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 24, 2007.

All documents of the type referred to above (excluding confidential material change reports) and any other document required to be incorporated by reference in a short form prospectus under the applicable securities laws of the provinces of Canada and filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada after the date of this short form prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this short form prospectus.

**Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or**

**superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this short form prospectus.**

## BUSINESS OF THE CORPORATION

The Corporation is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Corporation has a 100% interest in three principal properties: (i) the La Parrilla Silver Mine in Durango State, Mexico; (ii) the San Martin Silver Mine in Jalisco State, Mexico; and (iii) the La Encantada Silver Mine in Coahuila State, Mexico. The Corporation also has interests in the Chalchihuites Group Properties in Zacatecas State, Mexico, the Candameña Mining District property in Chihuaha State (which property is currently the subject of a sale agreement awaiting regulatory approval, see Note 5(e) to the September 30, 2007 interim financial statements), Mexico, the Quitaboca Silver Project in Sinaloa State, Mexico and the Jalisco Group of Properties in Jalisco State, Mexico.

Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Corporation's AIF and the materials incorporated by reference into this short form prospectus. See "Documents Incorporated by Reference".

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at September 30, 2007, both before and after giving effect to the Offering, adjusted to give effect to the material changes in the share and loan capital of the Corporation since September 30, 2007. The table should be read in conjunction with the unaudited interim consolidated financial statements of the Corporation for the three-month period ended September 30, 2007, including the notes thereto and the management's discussion and analysis, incorporated by reference into this short form prospectus.

| | **As at September 30, 2007 (unaudited)** | **As at September 30, 2007, after giving effect to the Offering [1] [2] (unaudited)** | **As at September 30, 2007, after giving effect to the Offering and the exercise of the Over-allotment Option [1] [3] (unaudited)** |
|---|---|---|---|
| Current Liabilities | $24,359,099 | $24,359,099 | $24,359,099 |
| Long Term Liabilities | $38,471,906 | $38,471,907 | $38,471,907 |
| Common Shares (authorized to issue unlimited common shares) | $140,539,056 | $189,558,955 | $196,005,036[4] |
| Share Capital to be Issued | $9,286,155 | $9,254,695 | $9,254,695[5] |
| Contributed Surplus | $16,512,148 | $16,049,123 | $16,049,123[6] |
| Accumulated Other Comprehensive Income | ($12,637,874) | ($12,637,874) | ($12,637,874) |
| Deficit | ($33,039,468) | ($33,039,468) | ($33,039,468) |
| Total Capitalization | $183,491,022 | $232,016,436 | $238,462,517 |
| Convertible securities | 11,296,562 warrants<br>4,307,500 stock options | 10,087,740 warrants [7]<br>5,635,000 stock options [8] | 10,725,240 warrants [7]<br>5,635,000 stock options [8] |

(1) Includes the material transactions that have occurred since September 30, 2007 being:
- the issue of an aggregate of 711,250 common shares on the exercise of stock options for proceeds of $1,805,438 and the transfer of contributed surplus totaling $463,025 for stock options exercised;
- the issue of an aggregate of 1,573,823 common shares on the exercise of share purchase warrants for proceeds of $4,046,102; and
- the issue of 6,500 common shares under the plan or arrangement with First Silver Reserve Inc. ("**FSR**") for total deemed consideration of $31,460.

(2) Assuming issuance of the Common Shares and no exercise of the Warrants or the Over-allotment Option. See "Plan of Distribution".

(3) Assuming issuance of the Common Shares, including the exercise of the Over-allotment Option but no exercise of the Warrants. See "Plan of Distribution".

(4) After deducting the Underwriters' Commission of $2,501,125, and the expenses of the Offering estimated to be $300,000.

(5) Represents Common Shares of the Corporation issuable at a deemed price of $4.84 per Common Share in connection with the acquisition of FSR by way of plan of arrangement. Further information regarding the plan of arrangement can be found in the AIF and the Corporation's annual audited financial statements for the period ended December 31, 2006. Includes the issue referred to above of 6,500 common shares under the plan of arrangement with FSR for total deemed consideration of $31,460.

(6) Includes the transfer referred to above of contributed surplus totaling $463,025 for stock options exercised.

(7) From October 1, 2007 to March 11, 2008, a total of 1,573,823 previously issued warrants were exercised. These numbers include such exercises.

(8) From October 1, 2007 to March 11, 2008, a total of 711,250 previously issued stock options were exercised, 101,250 stock options were cancelled and 2,120,000 stock options were granted at various times. These numbers include such exercises, cancellations and grants.

## USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' Commission of $2,501,125 (or $2,876,293.75 if the Over-allotment Option is exercised in full) and expenses of the Offering estimated to be $300,000, are estimated to be $42,673,875 (or $49,119,956.25 if the Over-allotment Option is exercised in full). The Corporation intends to use the net proceeds of the Offering as follows:

| | |
|---|---|
| **Capital Expenditures** | |
| Property, Plant and Equipment | $6,810,000 |
| Exploration and Development | $8,024,000 |
| **Property Commitments** | $1,189,000 |
| **General Working Capital** (1)(2) | $26,650,875 |
| | $42,673,875 |

(1) On April 3, 2006, the Corporation entered into a share purchase agreement to purchase approximately 64% of the issued and outstanding shares of FSR from the major shareholder of FSR (the "**Shareholder**"). The Corporation purchased 24,649,200 common shares of FSR at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to the Shareholder in three installments. The first installment of $26,682,757 represented 50% of the purchase price and was paid on May 30, 2006. An additional installment of $13,341,380, representing 25% of the purchase price was paid on May 30, 2007. A final installment of $13,341,380 is payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding installment. On November 30, 2007, the Corporation commenced an action against the Shareholder alleging breaches of fiduciary and statutory duties by the Shareholder while a director and officer of FSR. The Corporation has withheld payment of quarterly installments of interest to the Shareholder and has maintained a reserve of cash in the amount of such installments. The Corporation anticipates withholding payment of the final installment of $13,341,380 due May 30, 2008 if such litigation has not been resolved by such date. The Company intends to maintain such amount as a reserve pending such resolution. See "Legal Proceedings".

(2) If the Over-allotment Option is exercised in full by the Underwriters, the increase in the net proceeds will be applied to general working capital, the total of which will be $6,446,081.25.

Although the Corporation intends to use the proceeds from the Offering as set forth above, the actual amount that the Corporation spends in connection with each intended use of the proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those referenced under "Risk Factors".

## PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have agreed to purchase, as principal, on the Closing Date, which is expected to be on or about March 25, 2008, or such other date as may be agreed upon by the Corporation and the Underwriters, 8,500,000 Units at the Offering Price, payable in cash to the Corporation, against delivery of the certificates representing the Common Shares and Warrants comprising the Units, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Units will separate into Common Shares and Warrants immediately upon issue.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Corporation has also granted to the Underwriters the Over-allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date 30 days following the Closing, to purchase up to 1,275,000 Additional Shares at a price of $5.07 per Additional Share and up to 637,500 Additional Warrants at a price of $0.56 per Additional Warrant, or a combination thereof, to cover over-allotments, if any and for market stabilization purposes (for greater clarity, a maximum of 15% of the number of Common Shares and Warrants to be sold at the Closing may be issued in Additional Securities pursuant to the Over-allotment Option). This short form prospectus also qualifies the grant of the Over-allotment Option and the distribution of the Additional Securities upon exercise of the Over-allotment Option. If the Over-allotment Option is exercised in full, the total Price to the Public, the Underwriters' Commission and the Net Proceeds to the Corporation (before deducting expenses of the Offering), will be $52,296,250, $2,876,293.75 and $49,419,956.25, respectively.

The Offering Price was determined by negotiation between the Corporation and the Underwriters in accordance with the policies of the TSX.

**There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Corporation has agreed to use its commercially reasonable best efforts to list the Warrants on the TSX.**

The Corporation has agreed to indemnify the Underwriters, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Corporation by the Underwriters pursuant to the Underwriting Agreement, provided however that the Corporation shall not be required to indemnify and such person for any losses, claims, liabilities or expenses which have resulted primarily from the bad faith, gross negligence, willful misconduct or failure to comply with applicable laws or regulations by the Underwriters (as determined by a court of competent jurisdiction in a final non-appealable judgment).

The Corporation has agreed for the benefit of the Underwriters, for a period of 90 days from the Closing Date, not to issue any equity securities or other securities convertible into equity securities of the Corporation without the prior written consent of CIBC World Markets Inc., such consent not to be unreasonably withheld, other than: (i) pursuant to the Offering; (ii) in conjunction with currently outstanding rights or agreements including certain options, warrants and convertible securities as set out in the Underwriting Agreement; or (iii) the grant or exercise of stock options to or by employees, officers or directors of, or consultants to the Corporation and other similar issuances pursuant to existing share compensation arrangements.

Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters' Commission in consideration for the services rendered in connection with the Offering. The Corporation has also agreed to reimburse the Underwriters for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. The Underwriters will not receive any other fee or commission from the Corporation in connection with the completion of the Offering.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase securities of the Corporation. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the securities of the Corporation. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws in connection with the Offering, the Underwriters may over-allot the Common Shares or Warrants or effect transactions intended to stabilize or maintain the market price of the securities of the Corporation at a higher level than that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Units will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

**United States Restrictions**

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units, the Common Shares or Warrants comprising the Units, or the Warrant Shares underlying the Warrants in the United States. The Units, the Common Shares and Warrants comprising the Units and the Warrant Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or any state securities laws, and subject to certain exceptions, may not be offered, sold, pledged, transferred, delivered, directly or indirectly, or exercised in the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person (as defined in Rule 902 of Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. The Underwriters agreed not to offer or sell the Units within the United States or to, or for the account or benefit of, a U.S. person or person in the United States, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters through their respective U.S. broker-dealer affiliates to resale to qualified institutional buyers ("**Qualified Institutional Buyers**"), as defined in Rule 144A ("**Rule 144A**") under the U.S. Securities Act, purchased Units in transactions exempt from registration pursuant to Rule 144A.

In addition, until 40 days after the commencement of the Offering, an offer and sale of the Common Shares, Warrants or Warrant Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person or person in the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and any applicable state securities law and may only be offered, sold, pledged, transferred, or otherwise disposed of, directly or indirectly, pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

The Common Shares, the Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities law of any state, and the Warrants may not be exercised or deemed to be exercised in the United States or by or for the account or benefit of a U.S. person or person within the United States unless an exemption from such registration requirements is available. The certificates representing the Warrants bear a legend to this effect.

Holders of Warrants should consult their own tax advisors with respect to the income tax considerations in their own particular circumstances relating to the Warrant Shares issuable upon exercise of the Warrants.

## DESCRIPTION OF SECURITIES DISTRIBUTED

### Common Shares

The Corporation's authorized capital consists of an unlimited number of common shares without par value. The Corporation has no other classes of voting securities. As of the date hereof, the Corporation has 63,332,410 common shares issued and outstanding. As of the Closing Date of the Offering, and assuming no further common shares of the Corporation are issued upon the exercise of outstanding warrants or options, the Corporation will have 71,832,410 common shares issued and outstanding or, if the Over-Allotment Option is exercised, 73,107,410 common shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Corporation, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Corporation, shareholders are entitled to receive *pro rata* the assets of the Corporation, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the *Business Corporations Act* (British Columbia).

### Warrants

The Warrants will be created and issued pursuant to, and will be governed by a warrant indenture (the "**Warrant Indenture**") between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**") dated as of the Closing Date. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of $7.00 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date, at which time the Warrants will become null and void. The Warrants will be transferable, subject to compliance with securities laws.

The Warrant Indenture will provide that no fractional Warrant Shares will be issued upon the exercise of Warrants and holders of Warrants will not have any rights as shareholders of the Corporation.

In addition, the Warrant Indenture will provide for and contain provisions designed to protect the holders of the Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of the Corporation, the amalgamation, merger or corporate reorganization of the Corporation or a rights offering.

The Warrant Indenture will provide that the rights of holders of Warrants may be modified. The Warrant Indenture will provide for meetings by holders of Warrants and the passing of resolutions by such holders which are binding on all holders of Warrants.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Corporation without the consent of the holders of Warrants may amend or supplement the Warrant Indenture for certain limited purposes, which includes making any changes or corrections that are required for the purpose of rectifying any ambiguity, defective provision or other error contained therein provided that in the opinion of counsel to the Warrant Agent or the Corporation, the rights of the holders of the Warrants are not prejudiced thereby.

Neither the Warrants nor the Warrant Shares have been registered under the U.S. Securities Act or the securities law of any state, and the Warrants may not be exercised in the United States or by, or for the account or benefit of, a

U.S. person or person within the United States unless an exemption from such registration requirements is available. The certificates representing the Warrants will bear a legend to this effect.

The Corporation has designated the Warrant Agent at its principal office in Vancouver, British Columbia, as warrant agent for the Warrants, where the Warrants may be surrendered for exercise, exchanged or replaced.

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture. Warrant holders may obtain a copy of the Warrant Indenture upon request from the Corporation.

## ELIGIBILITY FOR INVESTMENT

In the opinion of McCullough O'Connor Irwin LLP, counsel to the Corporation, and Stikeman Elliot LLP, counsel to the Underwriters, based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**"), provided the Common Shares are listed on a designated stock exchange as defined by the Tax Act (which includes the TSX) as of the date of this prospectus, and provided further, in the case of the Warrants, that either the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, a Deferred Income Plan (as defined below) or the Warrants are listed on a designated stock exchange, the Common Shares and Warrants will, if issued on the date hereof, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans (collectively the "**Deferred Income Plans**").

## CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCullough O'Connor Irwin LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of Common Shares and Warrants acquired under the Offering. This summary applies to a holder who either: (i) at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Corporation, the Underwriters or a subsequent purchaser of the Common Shares or Warrants and acquires and holds the Common Shares and Warrants as capital property (a "**Resident Holder**"); or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Corporation, the Underwriters or a subsequent purchaser of the Common Shares or Warrants, acquires and holds the Common Shares and Warrants as capital property and does not use or hold the Common Shares or Warrants in the course of carrying on, or otherwise in connection with, a business in Canada or as "designated insurance property", and who has never been a resident of Canada, and has not held or used (and does not hold or use) the Common Shares or Warrants in connection with a permanent establishment or fixed base in Canada (a "**Non-Resident Holder**").

Generally, the Common Shares and Warrants will be considered to be capital property to a holder thereof provided that the holder does not use the Common Shares or Warrants in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares, and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Subsection 39(4) does not apply to deem the Warrants to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to: (i) a holder of Units that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules) or a "specified financial institution"; (ii) a holder of Units, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; (iii) a Non-Resident Holder who is a non-resident insurer carrying on an insurance business in Canada and elsewhere; (iv) an "authorized foreign bank" (as defined in the Tax Act); or (v) a holder of units that has made a functional currency reporting election under the Tax Act. Such holders should consult their own tax advisors with respect to an investment in Units.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**") in force as of the date hereof, all specific proposals (the "**Proposed Amendments**") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**"). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder.

**Holders should consult their own tax advisors with respect to their particular circumstances.**

*Allocation of Cost*

The total purchase price of a Unit to a holder must be allocated on a reasonable basis between the Common Share and the one-half of one Warrant to determine the cost of each to the holder for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate $5.07 of the issue price of each Unit as consideration for the issue of each Common Share and $0.28 of the issue price of each Unit for the issue of each one-half of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the holder. The holder's adjusted cost base of the Common Share comprising a part of each Unit will be determined by averaging the cost allocated to the Common Share with the adjusted cost base to the holder of all Common Shares owned by the holder immediately prior to such acquisition.

*Exercise of Warrants*

No gain or loss will be realized by a holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the holder's cost of the Warrant Share acquired thereby will be the aggregate of the holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the holder of all Common Shares owned by the holder immediately prior to such acquisition.

**Taxation of Resident Holders**

*Disposition and Expiry of Warrants*

A disposition or deemed disposition by a Resident Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder's adjusted cost base of the Warrant. In the event of the expiry of an unexercised Warrant, the Resident Holder will realize a capital loss equal to the Resident Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

*Disposition of Common Shares*

A disposition or deemed disposition of Common Shares by a Resident Holder will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder's adjusted cost base of the Common Shares. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

*Capital Gains and Capital Losses*

One-half of any capital gain realized by a Resident Holder must be included in the income of the Resident Holder as a taxable capital gain and one-half of a capital loss realized by a Resident Holder may normally be deducted as an

allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains. This tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

*Dividends*

Dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder's income. In the case of a Resident Holder that is an individual, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). An enhanced dividend tax credit will be available to Resident Holders who are individuals in respect of "eligible dividends" designated by the Corporation. Dividends received by a Resident Holder that is a corporation on the Common Shares must be included in computing the corporation's income but generally will be deductible in computing the corporation's taxable income.

Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

*Alternative Minimum Tax*

In general terms, a holder that is an individual or a trust, other than a specified trust, that receives or is deemed to receive taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may realize an increase in the holder's liability for alternative minimum tax.

**Taxation of Non-Resident Holders**

*Dividends*

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. Under the Canada-United States Income Tax Convention (1980) (the "**Treaty**"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty (a "**U.S. Holder**") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Corporation's voting shares).

On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Treaty (the "**Protocol**") which includes amendments to many of the provisions of the Treaty, including significant amendments to the limitation on benefits provision. The Protocol will enter into force once it is ratified by both the Canadian and United States governments and will have effect in respect of withholding taxes,

after the first day of the second month that begins after the date on which the Protocol enters into force. Non-Resident Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Treaty based on their particular circumstances.

*Dispositions*

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

As long as the Common Shares are listed on a designated stock exchange, which currently includes the TSX, at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Common Shares or any other class of shares of the Corporation. A Non-Resident Holder will not be subject to the requirements (including the notification to and the obtaining of a clearance certificate from the Canadian tax authorities) of section 116 of the Tax Act in connection with a disposition of Common Shares or Warrants if the Common Shares are listed on a recognized stock exchange, which currently includes the TSX, at the time of their disposition.

## RISK FACTORS

**Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation's business. Investors should carefully consider the information included or incorporated herein by reference in this short form prospectus and the Corporation's historical consolidated financial statements and related notes thereto before making an investment decision concerning the Corporation's securities. There are various risks, including those discussed in the Corporation's AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation. These risk factors, together with all of the other information included, or incorporated by reference in this prospectus, including information contained in the section entitled "Forward-Looking Statements" should be carefully reviewed and considered before a decision to invest in such securities is made.**

## LEGAL PROCEEDINGS

In November 2007, an action was commenced by the Corporation and FSR against Hector Davila Santos and Minera Arroyo Del Agua, S.A. de C.V., whereby the Corporation and FSR allege that while holding the positions of director, President and Chief Executive Officer and Chairman of the Board of FSR, Mr. Davila Santos engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to FSR, which resulted in FSR not acquiring the Bolaños Mine in Mexico from Grupo. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

Pursuant to a share purchase agreement dated April 3, 2006, the Corporation purchased 24,649,200 common shares of FSR from Hector Davila Santos at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to the Shareholder in three installments. The first installment of $26,682,757 represented 50% of the purchase price and was paid on May 30, 2006. An additional installment of $13,341,380, representing 25% of the purchase price was paid on May 30, 2007. A final installment of $13,341,380 is payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding installment. Pending resolution of the litigation set out above the Corporation has withheld payment of quarterly installments of interest due on November 30, 2007 and February 29, 2008 to Mr. Davila Santos and has maintained a reserve of cash in the amount of such

installments. The Corporation anticipates withholding payment of the final installment of $13,341,380 due May 30, 2008 if such litigation has not been resolved by such date.

On March 10, 2008, the Corporation received a letter from Mr. Davila Santos alleging that the Corporation is required to pay $6,062,000 to Mr. Davila Santos in connection with approximately 2,800,000 shares of FSR which were acquired by the Corporation pursuant to a plan of arrangement in September 2006. The Corporation believes that it has no obligation to pay any cash amounts in connection with such shares to Mr. Davila Santos. Under the plan of arrangement, the former holders of shares of FSR may deposit the certificates which formerly represented such shares with the depositary under the plan of arrangement. Upon such a deposit the former holders are entitled to receive shares of the Corporation subject to and in accordance with the terms of the plan of arrangement. Further information regarding the plan of arrangement can be found in the AIF and the Corporation's annual audited financial statements for the period ended December 31, 2006.

## EXPERTS

All persons or companies whose profession or business gives authority to a statement, report or valuation made by such persons or companies and named as having prepared or certified a statement, report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus have been disclosed in the AIF. As at the date hereof, such persons and the directors, officers and employees, as applicable, of such companies beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## LEGAL MATTERS

In connection with the Offering, certain legal matters have been or will be passed upon by McCullough O'Connor Irwin LLP on behalf of the Corporation and Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, the respective partners and associates of each firm beneficially own, directly or indirectly, less than 1% of the common shares of the Corporation.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Deloitte & Touche LLP located at 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Corporation's common shares is Pacific Corporate Trust Company at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

AUDITORS' CONSENT

We have read the short form prospectus of First Majestic Silver Corp. (the "Company") dated ◆, 2008 qualifying the distribution of 8,500,000 common shares and 4,250,000 common share purchase warrants of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and June 30, 2006 and the consolidated statements of operations and deficit and cash flows for the six months ended December 31, 2006 and the year ended June 30, 2006. Our report is dated April 30, 2007.

Chartered Accountants
Vancouver, British Columbia
◆, 2008

CERTIFICATE OF THE CORPORATION

Dated: March 11, 2008

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**FIRST MAJESTIC SILVER CORP.**

(signed) *"Keith N. Neumeyer"*
KEITH N. NEUMEYER
President and Chief Executive Officer

(signed) *"Raymond L. Polman, C.A."*
RAYMOND L. POLMAN, C.A.
Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS**

(signed) *"Robert A. McCallum"*
ROBERT A. MCCALLUM
Director

(signed) *"Robert Young"*
ROBERT YOUNG
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 11, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**CIBC WORLD MARKETS INC.**

By: (signed) *"Richard McCreary"*
RICHARD MCCREARY
MANAGING DIRECTOR

**BLACKMONT CAPITAL INC.**

By: (signed) *"Joshua Kingsmill"*
JOSHUA KINGSMILL
VICE PRESIDENT, INVESTMENT BANKING

**CORMARK SECURITIES INC.**

By: (signed) *"Darren Wallace"*
DARREN WALLACE
DIRECTOR, INVESTMENT BANKING

**GMP SECURITIES L.P.**

By: (signed) *"Mark Wellings"*
MARK WELLINGS
MANAGING DIRECTOR



Execution Copy

# UNDERWRITING AGREEMENT

March 11, 2008

First Majestic Silver Corp.
925 West Georgia Street, Suite 1805
Vancouver, B.C.
V6C 3L2

Attention: Keith Neumeyer
President and Chief Executive Officer



Dear Sirs:

CIBC World Markets Inc., Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P. (collectively, the "**Underwriters**") hereby offer to purchase from First Majestic Silver Corp. (the "**Company**"), and the Company agrees to issue and sell to the Underwriters, 8,500,000 units of the Company (the "**Units**") at a price of $5.35 per Unit for an aggregate purchase price of $45,475,000 and agree to arrange for substitute purchasers for the Units resident in the Qualifying Provinces (as hereinafter defined). Each Unit shall consist of one Common Share (as hereinafter defined) (a "**Unit Share**") and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "**Warrant**") will entitle the holder thereof to purchase one additional Common Share (a "**Warrant Share**") at a price of $7.00 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as hereinafter defined).

The Underwriters shall have an option (the "**Over-Allotment Option**"), which Over-Allotment Option may be exercised in the Underwriters' sole discretion and without obligation, to purchase up to an aggregate of 1,275,000 additional Shares (the "**Over-Allotment Shares**") at a price of $5.07 per Over-Allotment Share and up to an aggregate of 637,500 Warrants (the "**Over-Allotment Warrants**") at a price of $0.56 per Over-Allotment Warrant. The Underwriters can elect to exercise the Over-Allotment Option for Over-Allotment Shares only or Over-Allotment Warrants only or any combination thereof, provided that the aggregate number of Over-Allotment Shares and Over-Allotment Warrants to be issued under the Over-Allotment Option shall not exceed 1,275,000 Over-Allotment Shares and 637,500 Over-Allotment Warrants.

References herein to the "**Offered Securities**" shall be a reference to the Unit Shares and Warrants comprising the Units. Unless the context otherwise requires, all references to the "**Units**", "**Unit Shares**", "**Warrants**", "**Warrant Shares**", and "**Offered Securities**" shall assume the exercise of the Over-Allotment Option and include the Over-Allotment Shares and Over-Allotment Warrants. The offering of

the Offered Securities (which term shall include any Over-Allotment Shares or Over-Allotment Warrants to be purchased in the event of the exercise of the Over-Allotment Option) by the Company is hereinafter referred to as the "**Offering**".

The Company and the Underwriters agree that any offer and sales of the Offered Securities in the United States will be made in accordance with Schedule "A".

In consideration of the Underwriters' services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the Offered Securities including the Preliminary Prospectus and the Final Prospectus (in each case as hereinafter defined), distributing the Offered Securities, directly and through other investment dealers and brokers, and performing administrative work in connection with the Offering, the Company shall pay to the Underwriters at Closing (as hereinafter defined) in cash a commission equal to 5.5% of the gross proceeds realized by the Company in respect of the sale of the Units (the "**Underwriting Fee**").

The Company agrees that the Underwriters will be permitted to appoint, at their sole discretion and expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Company, acting reasonably, as their agents to assist in the Offering in the Qualifying Provinces and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.

The agreement resulting from the acceptance of this offer by the Company shall be subject to the following terms and conditions.

**Section 1 Interpretation**

(1) **Definitions**: Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

"**affiliate**" means, in respect of a person or company, another person or company that would be considered to be an "affiliated entity" in respect of such person or company for the purposes of section 1.2 of Ontario Securities Commission Rule 45-501 under the *Securities Act* (Ontario), as constituted at the date of this Agreement;

"**Agreement**" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this letter, as may be amended, and all schedules attached to it;

"**Applicable Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Provinces, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable policy statements issued by the Securities Commissions thereunder and the securities legislation of and policies issued by each other relevant jurisdiction;

"**business day**" means a day on which the TSX is open for trading and banking institutions are open for business in the City of Toronto, Ontario and the City of Vancouver, British Columbia;

**Closing Date**" means March 25, 2008 or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than April 25, 2008;

"**Company**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Company's Information Record**" means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, annual information form, management information circular, or other document of the Company which has been publicly filed by or on behalf of the Company pursuant to Applicable Securities Laws or otherwise;

"**Debt Instrument**" means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

"**Eligible Issuer**" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer securities using a short form prospectus;

"**Environmental Laws**" has the meaning ascribed in Section 4(1)(a)(xxxii);

"**Exchange**" means the Toronto Stock Exchange;

"**Financial Statements**" has the meaning ascribed in Section 4(1)(a)(v);

"**Final Prospectus**" means the (final) short form prospectus of the Company qualifying the distribution of the Offered Securities and the materials incorporated therein by reference;

"**including**" means including without limitation;

"**Leased Premises**" means all premises which are material to the Company and which the Company or a Material Subsidiary occupies as tenant;

"**Material Agreement**" means any material note, indenture, mortgage or other form of indebtedness and any contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements to which the Company or any Material Subsidiary is a party and which is material to the Company or any Material Subsidiary;

"**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under Applicable Securities Laws;

"**Material Subsidiaries**" has the meaning ascribed to such term in Section 4(1)(a)(ii) of this Agreement;

"**MRRS**" means the mutual reliance review system procedures provided for in NP 43-201;

"**NI 44-101**" means National Instrument 44-101 - Short Form Prospectus Distributions;

"**NP 43-201**" means National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms;

"**Offered Securities**" shall have the meaning ascribed thereto in the third paragraph of this Agreement and shall, if applicable, include any Over-Allotment Shares or Over-Allotment Warrants in respect of which the Over-Allotment Option may be exercised;

"**Offering**" shall have the meaning ascribed thereto in the third paragraph of this Agreement;

"**Offering Documents**" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

"**Over-Allotment Option**" shall have the meaning ascribed thereto in the second paragraph of this Agreement;

"**person**" includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

"**Preliminary Prospectus**" means the preliminary short form prospectus of the Company prepared in connection with the qualification of the distribution of the Offered Securities and the materials incorporated therein by reference and any amendments thereto;

"**Purchasers**" means, collectively, each of the purchasers of Offered Securities arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

"**Qualifying Provinces**" means, each of the provinces of Canada, except for Quebec;

"**Securities Commissions**" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Provinces;

"**Selling Group**" means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in the fifth paragraph of this Agreement;

"**subsidiary**" shall have the meaning ascribed thereto in the *Securities Act* (Ontario);

"**Supplementary Material**" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary material required to be filed with any of the Securities Commissions in connection with the distribution of the Offered Securities and any material incorporated therein by reference;

"**Survival Limitation Date**" means the later of:

(i) the second anniversary of the Closing Date; and

(ii) the latest date under the Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

"**Time of Closing**" means 8:00 a.m. (Toronto time) on the Closing Date;

"**Transaction Documents**" means, collectively, this Agreement, and the Warrant Indenture;

"**Transfer Agent**" means Pacific Corporate Trust Company;

"**Underwriters**" shall have the meaning ascribed thereto in the first paragraph of this Agreement;

"**Underwriting Fee**" means the fee payable to the Underwriters as specified in the fourth paragraph of this Agreement;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**Warrant Indenture**" means the warrant indenture dated as of the Closing Date between the Company and the Transfer Agent, providing for the creation and issuance of the Warrants;

(2) **Division and Headings**: The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(3) **Governing Law**: This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(4) **Currency**: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

**Section 2 Nature of Transaction**

(1) Each Purchaser resident in a Qualifying Province shall purchase the Offered Securities pursuant to the Final Prospectus. Except as set forth in Section 3(3), each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws. The Company hereby agrees to secure compliance with all applicable securities regulatory requirements of the Qualifying Provinces on a timely basis in connection with the distribution of the Offered Securities. Subject to being notified by the Underwriters of the requirements thereof and upon request by the

Underwriters, the Company also agrees to file within the periods stipulated under Applicable Securities Laws outside of Canada and at the Company's expense all private placement forms required to be filed by the Company and the Purchasers, respectively, in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws outside of Canada, if applicable. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

**Section 3 Covenants and Representations of the Underwriters**

(1) Each Underwriter severally, and not jointly and severally, covenants with the Company that it will (and will use its commercially reasonable best efforts to cause the members of the Selling Group to):

(a) conduct activities in connection with arranging for the sale and distribution of the Offered Securities in compliance with all Applicable Securities Laws and the provisions of this Agreement;

(b) not, directly or indirectly, sell or solicit offers to purchase the Offered Securities or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Preliminary Prospectus and the Final Prospectus in the Qualifying Provinces);

(c) use all reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Offered Securities as soon as practicable; and

(d) upon the Company obtaining the necessary receipts therefore from each of the Securities Commissions, deliver one copy of the Final Prospectus and any applicable Supplementary Material to each of the Purchasers.

(2) CIBC World Markets Inc. shall notify the Company when, in its opinion, the Underwriters and Selling Group have ceased distribution of the Offered

Securities (and in any event such notice shall be given no later than 21 days after the expiry of the Over-Allotment Option) and, if required for regulatory compliance purposes, provide a breakdown of the number of Offered Securities distributed and proceeds received (A) in each of the Qualifying Provinces and (B) in any other jurisdiction.

(3) Each Underwriter severally covenants with the Company that it will only solicit and offer to sell to purchasers of Offered Securities in the United States, or to, or for the account or benefit of, persons in the United Sttes or U.S. Persons (as defined in Regulation S under the U.S. Securities Act) in accordance with Schedule "A" to this Agreement. The representations, warranties and covenants of the Underwriters and the Company set forth in Schedule "A" are incorporated herein by reference.

**Section 4 Representations, Warranties and Covenants of the Company**

(1) The Company hereby represents, warrants and covenants to the Underwriters, the U.S. Placement Agents (as defined in Schedule "A") and the Purchasers and acknowledges that each of them is relying upon such representations and warranties that:

*(a) General Matters*

(i) the Company and each of the Material Subsidiaries have been duly incorporated and are validly existing under the laws of their respective jurisdictions, and are current and up-to-date with all filings required to be made by them in such jurisdiction, have all requisite corporate power and authority and are duly qualified and possess all certificates, authorizations, permits and licences issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary (and has not received or is aware of any modification or revocation to such licences, authorizations, certificates or permits) to carry on its business as now conducted and to own its properties and assets and the Company has all requisite corporate power and authority to carry out its obligations under the Transaction Documents;

(ii) the Company has no material subsidiaries other than as listed below (the "**Material Subsidiaries**") and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of the Material Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all

of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares:

| Name | Jurisdiction of Incorporation or Continuance | Beneficial Equity/Voting Ownership |
|---|---|---|
| First Silver Reserve Inc. | British Columbia | 100% |
| Corporacion First Majestic, S.A. de C.V. ("CFM") | Mexico | 100% |
| First Majestic Plata Mexico, S.A. de C.V. | Mexico | 100% (by CFM) |
| Minera El Pilon S.A. de C.V. | Mexico | 100% (by CFM) |
| Minera La Encantada S.A. de C.V. | Mexico | 100% (by CFM) |

(iii) all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement have been made or obtained, as applicable and, all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of the Transaction Documents, the issuance and sale of the Offered Securities, the issuance of the Warrant Shares upon the due exercise of the Warrants and the completion of the transactions contemplated hereby, will be made or obtained, as applicable, prior to the Time of Closing;

(iv) each of the execution and delivery of the Transaction Documents, the performance by the Company of its obligations hereunder or thereunder, the issuance and sale of the Offered Securities, the issuance and sale of the Warrant Shares upon the exercise of the Warrants and the consummation of the transactions contemplated in this Agreement, do not and will

not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including, without limitation, Applicable Securities Laws or other applicable securities laws; (B) the constating documents, articles or resolutions of the Company which are in effect at the date hereof; (C) any Debt Instrument, Material Agreement, mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound; or (D) any judgment, decree, order, statute, rule, law or regulation binding the Company or the property or assets of the Company;

(v) the audited consolidated financial statements of the Company as at and for the year ended December 31, 2006 and unaudited interim consolidated financial statements as at and for the nine month period ended September 30, 2007 (collectively, the "**Financial Statements**") have been prepared in accordance with generally accepted accounting principles in Canada consistently applied with prior periods, except as otherwise noted therein. and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company and its Material Subsidiaries as at such dates and results of operations of the Company and its Material Subsidiaries for the periods then ended and there has been no material change in accounting policies or practices of the Company or the Material Subsidiaries since December 31, 2006 except as otherwise disclosed in the Financial Statements;

(vi) there has been no adverse material change to the Company or the Material Subsidiaries (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or the Material Subsidiaries since December 31, 2006, which has not been generally disclosed to the public and, except as so disclosed, in all material respects, the business of the Company and the Material Subsidiaries have been carried on in the usual and ordinary course consistent with past practice since December 31, 2006 to the extent that such past practice is consistent with the current business direction of the Company and the Material Subsidiaries;

(vii) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable or required to be collected or withheld and remitted, by the Company and/or the Material Subsidiaries have been paid, collected or withheld and remitted, as applicable. Other than as disclosed to the Underwriters, all tax returns, declarations, remittances and filings required to be filed by the Company and/or the Material Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. No examination of any tax return of the Company or any of the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company and/or the Material Subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company and any of the Material Subsidiaries;

(viii) the auditors who audited the Financial Statements of the Company and the Material Subsidiaries for the year ended December 31, 2006 and the year ended June 30, 2006 and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws;

(ix) the Company's auditors have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices;

(x) there has never been a "reportable event" (within the meaning of National Instrument 51-102) with the present or former auditors of the Company;

(xi) except as set forth in Schedule "B" to this Agreement, no holder of outstanding securities of the Company will be entitled to any

pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Company and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Company are outstanding;

(xii) there is not, in the constating documents, articles or in any Debt Instrument, Material Agreement, agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company or the Material Subsidiary is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(xiii) neither the Company nor any of its subsidiaries are a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Company's subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Company and the Company's subsidiaries taken as a whole;

(xiv) the Company and the Material Subsidiaries have conducted and are conducting their business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it holds assets or carries on business (including, without limitation, all applicable federal, provincial, municipal, local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any Canadian or foreign governmental or regulatory body including exploration and exploitation permits and concessions) and have not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits;

(xv) the Company and the Material Subsidiaries are not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Company or any of the Material Subsidiaries or the business or legal environment

under which the Company or any of the Material Subsidiaries operate;

(xvi) this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms;

(xvii) upon the execution and delivery thereof, the Warrant Indenture shall constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms;

(xviii) at the Time of Closing, all necessary corporate action will have been taken by the Company to: (i) validly authorize the issuance of the Unit Shares as fully paid and non-assessable securities in the capital of the Company; (ii) validly create and authorize the issuance of the Warrants; and (iii) validly allot, reserve and authorize the issuance of the Warrant Shares upon the payment therefor as fully paid non-assessable securities in the capital of the Company upon the exercise of the Warrants in accordance with the Warrant Indenture;

(xix) as of the close of business on March 7, 2008, the authorized capital of the Company consists of an unlimited number of Common Shares of which 63,332,410 Common Shares are issued and outstanding as fully paid and non-assessable;

(xx) the Company is, and will at the Time of Closing be, an Eligible Issuer;

(xxi) the Company currently is a reporting issuer, or the equivalent thereof, in the Qualifying Provinces. The Company is not currently, and at the Time of Closing will not be, in default of any requirement of the Applicable Securities Laws of such jurisdictions and the Company is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions;

(xxii) the currently issued and outstanding Common Shares are listed and posted for trading solely on the Exchange, except that the Common Shares are also quoted on Pink Sheets in the United States and on the Frankfurt, Berlin, Munich and Stuttgart stock exchanges, and no order ceasing or suspending trading in any securities of the Company or the trading of any of the

Company's issued securities is currently outstanding and no proceedings for such purpose are, to the knowledge of the Company, pending or threatened;

(xxiii) the Company shall not take any action which would be reasonably expected to result in the delisting or suspension of its Common Shares on or from the Exchange or on or from any other securities exchange, market or trading or quotation facility on which its Common Shares are listed or quoted and the Company shall comply, in all material respects, with the rules and regulations thereof;

(xxiv) all information which has been prepared by the Company relating to the Company and the Material Subsidiaries and their respective businesses, properties and liabilities and either publicly disclosed or provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters and the Company's Information Record is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading;

(xxv) the Company and the Material Subsidiaries are not party to any agreement, nor is the Company or the Material Subsidiaries aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or any of the Material Subsidiaries;

(xxvi) all filings and fees required to be made by the Company and the Material Subsidiaries pursuant to the Applicable Securities Laws and general corporate law applicable to them have been made and such filings were true and accurate as at the respective dates thereof and the Company has not filed any confidential material change reports;

(xxvii) the Company and the Material Subsidiaries are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages and there is not currently any labour disruption or conflict involving the Company or any of the Material Subsidiaries;

(xxviii) the Company and the Material Subsidiaries do not have any loans or other indebtedness outstanding which have been made

to any of their shareholders, officers, directors or employees, past or present, or any person not dealing at "arm's length" (as such term is defined in the *Income Tax Act* (Canada)) with them;

(xxix) none of the directors, officers or employees of the Company, any known holder of more than ten per cent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company or any Material Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Company and the Material Subsidiaries on a consolidated basis;

(xxx) other than the Underwriters, the U.S. Affiliate and their representatives, there are no persons acting or purporting to act at the request or on behalf of the Company, that are entitled to any brokerage or finder's fee in connection with the Offering;

(xxxi) the Company and the Material Subsidiaries are in compliance in all respects with each license and permit held by them and are not in violation of, or in default under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, "**Environmental Laws**" as defined below) of any Canadian governmental entities, regulatory agencies or bodies having asserting or claiming jurisdiction over it or over any part of its operations or assets;

(xxxii) the Company and the Material Subsidiaries (i) are in compliance with any and all applicable federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**") in each jurisdiction in which they hold assets or conduct business; (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval;

(xxxiii) there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any of the Material

Subsidiaries except for ongoing assessments conducted by or on behalf of the Company in the ordinary course;

(xxxiv) there have been no past unresolved, and there are no pending or threatened claims, complaints, notices or requests for information received by the Company or the Material Subsidiaries with respect to any alleged violation of any Environmental Law; and no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or any Material Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, individually or in the aggregate, has or may reasonably be expected to have, an adverse effect with respect to the Company or any Material Subsidiary;

(xxxv) there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or any of its Material Subsidiaries, nor has the Company or any of its Material Subsidiaries received notice of any of the same;

(xxxvi) neither the Company nor any of the Material Subsidiaries have used, except in material compliance with all Environmental Laws and environmental permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance;

(xxxvii) the Company and/or the Material Subsidiaries are not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument or other indebtedness;

(xxxviii) other than the Company, there is no person that is or will be entitled to demand the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement, mortgage, note, indenture, contract, instrument, lease agreement (written or unwritten) or otherwise;

(xxxix) other than as disclosed in the Preliminary Prospectus the Company and the Material Subsidiaries are not, nor to the

knowledge of the Company, any other person is not in default in the observance or performance of any term covenant or obligation to be performed by it under any Debt Instrument, Material Agreement, contract, agreement or arrangement to which the Company or any Material Subsidiary is a party and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing;

(xl) the minute books and records of the Company and the Material Subsidiaries which will have been made available to the Underwriters and their counsel, Stikeman Elliott LLP, prior to the filing of the Final Prospectus in connection with their due diligence investigation of the Company and the Material Subsidiaries will include all of the minute books and material records of the Company and the Material Subsidiaries and contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books since January 1, 2007. From January 1, 2007 to the date of the Final Prospectus there shall have been no other material meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company and the Material Subsidiaries not reflected in such minute books and other records provided to Stikeman Elliott LLP;

(xli) with respect to each of the Leased Premises, the Company and/or the Material Subsidiaries occupy the Leased Premises, have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company and the Material Subsidiaries occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company and the Material Subsidiaries, will not afford any of the parties to such leases or any other person the right to terminate such lease or the Company's or any Material Subsidiary's right to occupy and use the Leased Premises or, result in any additional or more onerous obligations under such leases;

(xlii) the Company or the Material Subsidiaries are the absolute legal and beneficial owner of, and have good and marketable title to, the Company's interests in its material properties and assets to the extent described in the Company's Information Record, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Company's Information Record, and no other property rights are necessary for the conduct of the business of the Company or the Material Subsidiaries as currently conducted or contemplated to be conducted, the Company and the Material Subsidiaries know of no claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and except as disclosed in the Company's Information Record the Company and the Material Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(xliii) the Company and the Material Subsidiaries hold either freehold title, mining leases, licences, permits, mining claims or other conventional property, proprietary or contractual interests, options, or rights, recognized in the jurisdiction in which the material properties are located in respect of the ore bodies and minerals located in such properties in which the Company and the Material Subsidiaries have an interest as described in the Company's Information Record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, which are currently sufficient to permit the Company and the Material Subsidiaries to explore the minerals relating thereto, all such property, leases, licences, permits or claims and all property, leases, licences, permits or claims in which the Company or the Material Subsidiaries have any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Company or the Material Subsidiaries currently have all necessary surface rights, access rights and other necessary rights and interest relating to the material properties in which the Company or any of the Material Subsidiaries have an interest as described in the Company's Information Record granting the Company or the Material Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interests

therein of the Company or the Material Subsidiaries, with only such exceptions as do not materially interfere with the use made by the Company or the Material Subsidiaries of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, licences, permits and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company or any of the Material Subsidiaries;

(xliv) any and all of the agreements and other documents and instruments pursuant to which the Company and the Material Subsidiaries hold their property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Material Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and there has been no default under any lease, licence or claim pursuant to which the Company or the Material Subsidiaries derive an interest in such property or assets and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The interests of the Company or the Material Subsidiaries in, or rights of the Company or the Material Subsidiaries to earn an interest in, any property of the Company or the Material Subsidiaries are not subject to any right of first refusal or purchase or acquisition rights other than as described in the Company's Information Record;

(xlv) the Company has disclosed all material information relating to its material properties in the Company's Information Record in compliance with Applicable Securities Laws and such disclosure was true and complete and accurate in all material respects;

(xlvi) the Company's only material mineral properties are the La Parilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the Chalchihuites Group of Properties and the Cuitaboca Mining District Properties;

(xlvii) all mineral exploration activities and mining operations on the properties of the Company and the Material Subsidiaries have been conducted in accordance with good mining and engineering practices and all applicable workers' compensation, health and safety and workplace laws, regulations and policies have been complied with in all material respects;

(xlviii) other than as disclosed in the Company's Information Record, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company or any of the Material Subsidiaries, threatened against or affecting the Company or any of the Material Subsidiaries or their properties or assets at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality;

(xlix) there are no judgments against the Company or any of the Material Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any of the Material Subsidiaries are subject;

(l) the Transfer Agent, at its principal offices in the City of Vancouver, British Columbia has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(li) the Transfer Agent, at its principal offices in the City of Vancouver, British Columbia will be, prior to the Time of Closing, duly appointed as agent in respect of the Warrants;

(lii) the Company has duly filed with the applicable regulatory authorities all reports required by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("**NI 43-101**"), and all such reports comply with the requirements of NI 43-101;

(liii) no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries;

(liv) the net proceeds of the Offering will be used by the Company as described in the Final Prospectus;

(lv) for a period of two years following the Closing Date, the Company shall use its commercially reasonable best efforts to: (I) preserve and maintain its corporate existence and remain a reporting issuer under the Applicable Securities Laws in the

Qualifying Provinces not in default of any requirement of such Applicable Securities Laws; and (II) have its Common Shares remain listed for trading on the Exchange;

(lvi) the Company shall use its commercially reasonable best efforts to fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 5;

(lvii) the Company shall ensure that at the Time of Closing, the Unit Shares shall be duly issued as fully paid and non-assessable securities in the capital of the Company;

(lviii) the Company shall ensure that at the Time of Closing, the Warrants shall be duly and validly created and issued and shall have the attributes corresponding in all material respects to the description thereof in the Final Prospectus and the Warrant Indenture;

(lix) the Company shall ensure that at all times prior to the expiry of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants;

(lx) the Company shall ensure that the Warrant Shares, upon exercise of the Warrants in accordance with the terms of the Warrant Indenture, shall be duly issued as fully paid and non-assessable securities in the capital of the Company;

(lxi) the Company shall for a period of 90 days from the Closing Date not issue any additional securities in the capital of the Company without the prior written consent of the Underwriters, such consent not to be unreasonably withheld provided that no consent shall be required in conjunction with: (i) any issuance of securities contemplated in this Agreement; (ii) currently outstanding rights or agreements including options, warrants and other convertible securities as set out in Schedule "B" hereto, or (iii) the grant or exercise of stock options to or by employees, officers or directors of, or consultants to the Company and other similar issuances pursuant to existing share compensation arrangements;

(lxii) the Company shall use its commercially reasonable best efforts to arrange for the listing on the Exchange of the Unit Shares, the

Warrants and the Warrant Shares when and if such securities are issued; and

(lxiii) the Company shall execute and file with the applicable Securities Commissions all forms, notices and certificates required to be filed pursuant to the Applicable Securities Laws or the Applicable Securities Laws of any other Qualifying Province in the time required by the Applicable Securities Laws, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to Section 5 of this Agreement required to be filed by the Company.

(b) *Prospectus Matters*

(i) the Company will, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, use its commercially reasonable best efforts to file the Final Prospectus pursuant to NP 43-201 and to obtain a final MRRS decision document from the British Columbia Securities Commission in respect of each Qualifying Province and if any Securities Commission in a Qualifying Province opts out of the MRRS system, a final receipt (or a decision document equivalent thereof) from any such Securities Commission, and shall have taken all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution pursuant to the Final Prospectus in each of the Qualifying Provinces before the close of business on March 18, 2008 (or such other date as may be agreed to in writing by the Company and the Underwriters);

(ii) the Company will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material as they may reasonably request for the purposes contemplated hereunder and contemplated by the Applicable Securities Laws in the Qualifying Provinces and such delivery shall constitute the consent of the Company to their use of such documents in the Qualifying Provinces in connection with the distribution or the distribution to the public of the Offered Securities, subject to the Underwriters complying with the provisions of the Applicable Securities Laws in the Qualifying Provinces and the provisions of this Agreement;

(iii) all the information and statements to be contained in the Offering Documents shall, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Material Subsidiaries on a consolidated basis, and the Offered Securities (provided that this representation and warranty is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(iv) no material fact or information has been omitted from the Offering Documents (except facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

(v) at the time of filing and qualification thereof, no Offering Document will contain a misrepresentation (provided that this representation and warranty is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(vi) the Offering Documents shall contain the disclosure required by and conform to all requirements of the Applicable Securities Laws;

(vii) during and prior to completion of the distribution of the Offered Securities, the Company will otherwise take or cause to be taken all steps and proceedings (including the filing of, and obtaining the issuance of a final receipt (or a decision document equivalent thereof) for, the Final Prospectus) that may be required under the Applicable Securities Laws of the Qualifying Provinces to qualify the Offered Securities for sale to the public in the Qualifying Provinces through registrants registered under the Applicable Securities Laws of the Qualifying Provinces who have complied with the relevant provisions thereof; and

(viii) at all times until the distribution of the Offered Securities has been completed, but in any event not later than 21 days following the expiry of the Over-Allotment Option, the

Company will, to the reasonable satisfaction of counsel to the Underwriters, promptly take or cause to be taken all reasonable additional steps and proceedings that may be required from time to time under the Applicable Securities Laws of the Qualifying Provinces to continue to so qualify the Offered Securities or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again so qualify the Offered Securities.

(c) *Due Diligence Matters*

(i) prior to the filing of the Preliminary Prospectus, Final Prospectus and any Supplementary Material (other than any material filed prior to the date hereof and incorporated by reference therein), the Company will allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and shall allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfill their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any applicable Supplementary Material;

(ii) the Company will promptly notify the Underwriters in writing if, prior to termination of the distribution of the Offered Securities, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened and other than a change or change in fact relating solely to the Underwriters) or any event or development involving a prospective material change or a change in a material fact or any other material change concerning the Company and the Material Subsidiaries on a consolidated basis or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in, a misrepresentation in the Final Prospectus or any Supplementary Material, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with any of the Applicable Securities Laws;

(iii) the Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in

the preceding paragraph and the Company shall, to the satisfaction of the Underwriters, acting reasonably, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions a new or amended Final Prospectus or Supplementary Material, as the case may be, or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the distribution of the Offered Securities and shall deliver to the Underwriters as soon as practicable thereafter their reasonable requirements of conformed or commercial copies of any such new or amended Final Prospectus or Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriters, which approval shall not be unreasonably withheld or delayed; provided that the Company will not be required to file a registration statement or otherwise register or qualify the Offered Securities for sale or distribution in Quebec or outside Canada; and

(iv) the Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs.

**Section 5 Conditions to Purchase Obligation**

The following are conditions of the Underwriters' obligations to purchase the Offered Securities from the Company as contemplated hereby, which conditions the Company covenants to exercise its commercially reasonable best efforts to have fulfilled on or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Underwriters:

(1) the Company will have made and/or obtained the necessary filings, approvals, consents and acceptances to or from, as the case may be, the Securities Commissions and the Exchange required to be made or obtained by the Company in connection with the Offering, on terms which are acceptable to the Company and the Underwriters, acting reasonably, prior to the Closing

Date, it being understood that the Underwriters will do all that is reasonably required to assist the Company to fulfil this condition;

(2) the Company shall have delivered to the Underwriters within 24 hours of the issuance of the MRRS decision document or receipt for the Preliminary Prospectus by each of the Qualifying Provinces, or such later time as may be agreed upon by the Company and the Underwriters, in such Canadian cities as the Underwriters may reasonably request, the reasonable requirements of conformed commercial copies of the Preliminary Prospectus;

(3) the Company shall have delivered to the Underwriters within 24 hours of the issuance of the MRRS decision document or receipt for the Final Prospectus by each of the Qualifying Provinces, or such later time as may be agreed upon by the Company and the Underwriters, in such Canadian cities as the Underwriters may reasonably request, the reasonable requirements of conformed commercial copies of the Final Prospectus;

(4) the Unit Shares, the Warrants and the Warrant Shares will have been accepted for listing by the Exchange, subject to the usual conditions, and will, at the opening of trading on the Exchange on the Closing Date, be accepted for trading on the Exchange;

(5) the Company's board of directors will have authorized and approved this Agreement and the Warrant Indenture, the sale and issuance of the Offered Securities and the issuance of Warrant Shares upon the exercise of the Warrants and all matters relating to the foregoing;

(6) the Company will deliver a certificate signed by the Chief Executive Officer or Chief Financial Officer or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters with respect to:

(a) the constating documents of the Company;

(b) the resolutions of the directors of the Company relevant to the Offering, the allotment, issue (or reservation for issue) and sale of the Offered Securities, the Unit Shares and the Warrant Shares, the authorization of this Agreement, the Warrants and the Warrant Indenture, and the other agreements and transactions contemplated by this Agreement; and

(c) the incumbency and signatures of signing officers of the Company;

(7) the Company will deliver a certificate of the Company and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other

senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and their counsel and dated the Closing Date, in form and content satisfactory to the Underwriters, acting reasonably, certifying that:

(a) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or any of the Company's issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of such officers, contemplated or threatened;

(b) there has been no adverse material change (actual or, to the knowledge of such officers, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Material Subsidiaries on a consolidated basis since the date hereof which has not been disclosed in the Prospectus;

(c) since the date hereof, no material change relating to the Company and the Material Subsidiaries on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(d) the representations and warranties of the Company contained in this Agreement are true and correct in all material respects at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing after giving effect to the transactions contemplated hereby; and

(e) the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with or satisfied, other than conditions which have been waived by the Underwriters, at or prior to the Time of Closing;

(8) the Underwriters will have received certificates of status and/or compliance (or the equivalent), where issuable under applicable law, for the Company, each dated within two days of the Closing Date;

(9) the Company will have caused a favourable legal opinion to be delivered by its British Columbia counsel addressed to the Underwriters and the Underwriters' counsel, in form and substance satisfactory to the Underwriters and their counsel. In giving such opinion, counsel to the

Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and to arrange, to the extent appropriate, for separate opinions of local counsel and shall be entitled as to matters of fact to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(10) the Underwriters are satisfied, in their sole discretion, with the due diligence review of the Company and the Material Subsidiaries and their respective business operations, performed by them and their representatives;

(11) the Company will have caused a favourable legal opinion to be delivered by local counsel in the jurisdiction of incorporation of each of the Material Subsidiaries addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, and with respect to the following matters:

(a) the incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation;

(b) as to the holder of the issued and outstanding shares of each Material Subsidiary; and

(c) that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(12) if any Offered Securities are being sold on the Closing Date to United States purchasers pursuant to Schedule "A" to this Agreement, the Company shall have caused a favourable legal opinion to be delivered by United States counsel, Dorsey & Whitney LLP, in form and substance satisfactory to the Underwriters, to the effect that the registration of such Offered Securities under the U.S. Securities Act, is not required in connection with the Offering and that upon exercise of the Warrants, the register of such Warrant Shares under the U.S. Securities Act is not required in connection with such issuance;

(13) the Company will have caused a favourable title opinion to be delivered, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to each of the Company's and Material Subsidiaries' material properties which opinions will be settled as to form prior to the filing of the Final Prospectus;

(14) the Company will have caused Deloitte & Touche LLP to deliver an update of its letter referred to in Section 6 below;

(15) the Company will cause its Transfer Agent to deliver a certificate as to the issued and outstanding common shares of the Company as of the day before the Closing Date; and

(16) the Company will deliver such further certificates and other documentation as may be contemplated in this Agreement or as the Underwriters or their counsel may reasonably require.

**Section 6 Additional Documents Upon Filing of Final Prospectus**

The Company shall cause to be delivered to the Underwriters concurrently with the filing of the Final Prospectus and any Supplementary Material, a comfort letter dated the date of the Final Prospectus (or Supplementary Material, as applicable) from the auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained in the Final Prospectus (or Supplementary Material, as applicable) and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two business days prior to the date of such letter.

**Section 7 Closing**

(1) The Offering will be completed at the offices of the Underwriters' counsel in Toronto at the Time of Closing or such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to or such covenant or condition has not been waived by the Underwriters, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

(2) At the Time of Closing, the Company shall deliver to the Underwriters:

(a) certificates representing the Offered Securities registered as the Underwriters may direct (or, in the case of Offered Securities being sold to United States purchasers, as such purchasers may direct), which certificates will be delivered in Toronto;

(b) the requisite legal opinions, documents and certificates as contemplated in Section 5; and

(c) such further documentation as may be contemplated herein or as the Underwriters or Securities Commissions may reasonably require,

against payment of the aggregate purchase price for the Offered Securities, net of the Underwriting Fee and expenses incurred up to the Closing Date, by wire transfer payable to the Company. Any additional expenses of the Underwriters incurred in connection with the Offering not included in these expenses retained by the Underwriters shall be paid by the Company forthwith upon invoices being provided therefor.

(3) All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions in any material respect shall entitle the Underwriters to terminate their obligations to purchase the Offered Securities by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

**Section 8 Over Allotment Option and Over-Allotment Closing**

(1) The Company hereby grants to the Underwriters an option to purchase the Over-Allotment Shares at a price of $5.07 per Over-Allotment Share, and the Over-Allotment Warrants at a price of $0.56 per Over-Allotment Warrant. The Underwriters can elect to exercise the Over-Allotment Option for Over-Allotment Shares only or Over-Allotment Warrants only or any combination thereof, provided that the aggregate number of Over-Allotment Shares and Over-Allotment Warrants to be issued under the Over-Allotment Option shall not exceed 1,275,000 Over-Allotment Shares and 637,500 Over-Allotment Warrants. The Over-Allotment Option may be exercised in whole or in part and from time to time prior to its expiry in accordance with the provisions of this Agreement by CIBC World Markets Inc. delivering to the Company written notice of exercise, setting out the number of Over-Allotment Shares and/or Over-Allotment Warrants, as applicable, to be purchased by the Underwriters, which notice must be received by the Company not later than 5:00 p.m. (Toronto time) on the date that is thirty days after the Closing Date. Upon the furnishing of the notice, the Underwriters will be committed to purchase and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Over-Allotment Shares and/or Over-Allotment Warrants indicated in the notice. Over-Allotment Shares and Over-Allotment Warrants may be purchased by the Underwriters only for the

purpose of satisfying over-allotments made in connection with the distribution of the Units and for market stabilization purposes permitted pursuant to Canadian Securities Laws.

(2) In the event that the Over-Allotment Option is exercised by the Underwriters and any of the Over-Allotment Shares or Over-Allotment Warrants are purchased by the Underwriters, the closing shall be made at the offices mentioned in Section 7 above, or at such other place as shall be agreed upon by the Underwriters and the Company.

(3) At the Time of Closing on an Over-Allotment Option Closing Date, if any, for the exercise of the Over-Allotment Option, subject the terms and conditions contained in this Agreement, the Company shall deliver to the Underwriters a certificate or certificates representing the Over-Allotment Shares and/or the Over-Allotment Warrants, as applicable, against payment of the aggregate purchase price, net of the Underwriting Fee and expenses incurred, by wire transfer to the Company.

(4) The closing of the Over-Allotment Option shall be conditional upon the conditions set forth in Section 7 that apply to an Over-Allotment closing, except that such conditions that apply shall be satisfied as at the Time of Closing on such Over-Allotment Option Closing Date.

**Section 9 Termination of Purchase Obligation**

(1) Without limiting any of the other provisions of this Agreement, any Underwriter will be entitled, at its option, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations under this Agreement, to purchase the Offered Securities, by giving written notice to the Company at any time through to the Time of Closing or any Over-Allotment Option closing if:

(a) there shall occur any material change in the affairs of the Company, or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus, Final Prospectus or amendment thereto or there should occur a change in a material fact contained in the Offering Documents or amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Offered Securities or any other securities of the Company;

(b) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened or any

order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the Exchange or any securities regulatory authority or any law or regulation is enacted or changed (including any change in the interpretation or administration of any law or regulation thereof) which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the issuance or trading of the Offered Securities or any other securities of the Company or materially and adversely affects or may materially and adversely affect the market price or value of the Offered Securities or any other securities of the Company;

(c) if there should develop, occur or come into effect or existence any event, action, state (including terrorism), condition or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of the Underwriters seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole; or

(d) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement becomes or is false.

The Underwriters shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events referred to in this section; provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters' entitlement to exercise this right at any time to the Time of Closing or any Over-Allotment Option Closing.

The Underwriters' rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or noncompliance by the Company in respect of any of the matters contemplated by this Agreement.

(2) If the obligations of an Underwriter are terminated under this Agreement pursuant to the termination rights provided for in Section 9(1), the Company's liabilities to such Underwriter shall be limited to the Company's obligations under the indemnity, contribution and expense provisions of this Agreement.

**Section 10 Indemnity**

(1) The Company hereby covenants and agrees to indemnify and save each of the Underwriters, their respective U.S. Placement Agents (as defined in Schedule "A") and their respective directors, officers, employees, shareholders and agents (each being hereinafter referred to as an "**Indemnified Party**"), harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, suits, proceedings, damages or liabilities of whatsoever nature or kind, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against any Indemnified Party, to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, actions, suits or proceedings arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Underwriters and/or any Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, and to reimburse each Indemnified Party, on demand, for any such amounts including without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a) any misrepresentation or alleged misrepresentation (except as may be contained in any information or statement relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents) contained herein or in any documents delivered pursuant to this Agreement or in the Offering Documents or the documents incorporated in the Offering Documents by reference pursuant to the Offering;

(b) any omission or alleged omission to state in any certificate or document of the Company delivered under this Agreement or any fact (except facts relating solely to the Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents), or in the Offering Documents, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(c) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the *Securities Act* (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the

Underwriters and provided by the Underwriters in writing for inclusion in the Offering Documents) in the Offering Documents, or documents incorporated by reference therein based upon any failure or alleged failure to comply with Canadian or United States securities laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the Common Shares, the Units or any of them in the provinces of Canada;

(d) the non-compliance or alleged non-compliance by the Company with any requirements of the Applicable Securities Laws (other than any non-compliance or alleged non-compliance caused by, arising directly or indirectly from, or in consequence of any action or non-action of the Underwriters); or

(e) any breach of any representation, warranty or covenant of the Company contained in this Agreement or any other agreement to be entered into in connection with the Offering or the failure of the Company to comply with any of its obligations thereunder.

Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a) the Underwriters or an Indemnified Party has been grossly negligent or has committed any fraudulent or illegal act in the course of the performance of professional services rendered to the Company by the Underwriters and/or the Indemnified Party or otherwise in connection with the matters referred to in this Agreement; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, illegality or fraud referred to in (a).

The Company agrees that in case any legal proceeding shall be brought against the Company and/or any Indemnified Party by any governmental commission or regulatory authority, or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or any Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by any Indemnified Party under this Agreement, any Indemnified Party shall have the right to employ its own counsel in connection therewith, and the

reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by it in connection therewith) and out-of-pocket expenses incurred by it in connection therewith shall be paid by the Company as they occur.

(2) If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of Section 10(1) or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing; but the omission to notify the Company will not relieve the Company from any liability it may otherwise have to the Indemnified Party pursuant to Section 10(1) except to the extent the Company is materially prejudiced by such failure to notify. The Company shall be entitled but not obligated to participate in or assume the defence thereof; provided, however, that the defence shall be through experienced and competent legal counsel. Upon the Company notifying the Indemnified Party in writing of its election to assume the defense and retaining counsel, the Company shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed. Notwithstanding the above, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defence thereof; provided that the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(a) the employment thereof has been specifically authorized in writing by the Company;

(b) the Indemnified Party has been advised by counsel retained by the Company or the Underwriters that representation of the Company and the Indemnified Party by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf) or that there is a conflict of interest between the Company and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf); or

(c) the Company has failed within a reasonable time after receipt of such written notice to assume the defence of such action or claim, or, having assumed such defence the Company has failed within a reasonable time to pursue same;

provided that the Company shall not be required to assume the fees and expenses of more than one counsel to all of the Indemnified Parties. Neither the Company nor any Indemnified Party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to those Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

(3) The rights of indemnity contained in Section 10(1) shall not accrue to the benefit of any Indemnified Party if: (i) the Underwriters were provided with a copy of any Supplementary Material which corrects any misrepresentation which is the basis of a claim by a party against such Indemnified Party and which is required under the Applicable Securities Laws in the Qualifying Provinces to be delivered to such party; and (ii) the person asserting the claim was not provided with a copy of such amendment or supplement.

(4) To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of Section 10(1) in trust for and on behalf of such Indemnified Party.

(5) The rights accorded to the Indemnified Parties under the provisions of Section 10(1) shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

(6) The Company hereby waives any rights it may have of requiring an Indemnified Party to first proceed against or enforce any other right, power, remedy or security of claim payment from any other person before claiming under this indemnity.

**Section 11 Contribution**

(1) In the event that the indemnity provided for above is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason is unavailable or insufficient to hold an Indemnified Party harmless, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any action or claim which is the subject of this section but excluding loss of profits or consequential damages) of the nature provided for above in such proportion as is appropriate to reflect not only the percentage that the portion of the Underwriting Fee payable by the Company to the Underwriters bears to the gross proceeds realized from the sale of the Offered Securities but also the relative fault of the Company and the Underwriters, as well as any relevant equitable considerations; provided that, in no event, will the Underwriters be responsible for any amount in excess of the amount of the Underwriting Fee actually received by them and the Company shall be responsible for the balance. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriting Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation or material non-compliance with the provisions of this Agreement or non-compliance with applicable laws shall not be entitled to contribution from the other party.

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section, except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this section shall be in addition to, and not in derogation of, any other right to contribution which the Underwriters or the Company may have by statute or otherwise by law.

(2) The right of the Company to assume the defence of any claim, action, suit or proceeding shall apply as set forth in Section 10(2) hereof, mutatis mutandis.

(3) The Company hereby waives its right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in any of the Offering Documents or the Company's Information Record, other than a misrepresentation included in reliance upon information furnished to the Company by or on behalf of the Underwriters specifically for use therein or relating solely to the Underwriters.

**Section 12 Expenses**

Whether or not the closing of the Offering occurs, all expenses incurred from time to time of or incidental to the sale, issue, distribution and qualification for distribution of the Offered Securities and to all matters in connection with the transactions herein set forth shall be borne by the Company including the reasonable fees (up to a maximum of $100,000 exclusive of GST and disbursements) and disbursements of counsel to the Underwriters.

**Section 13 Liability of Underwriters**

(1) The obligations of the Underwriters to purchase the Offered Securities in connection with the Offering at the Time of Closing shall be several (and not joint or joint and several) and shall be as to the following percentages of the Offered Securities to be purchased at that time:

| Name of Underwriter | Liability |
|---|---|
| CIBC World Markets Inc. | 50% |
| Blackmont Capital Inc. | 30% |
| Cormark Securities Inc. | 10% |
| GMP Securities L.P. | 10% |

(2) If any of the Underwriters fails to purchase its applicable percentage of the aggregate amount of the Offered Securities at the Time of Closing, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriters. Nothing in this paragraph shall oblige the

Company to sell to the Underwriters less than all of the aggregate amount of the Offered Securities or shall relieve an Underwriter in default hereunder from liability to the Company.

**Section 14 Action by Underwriters**

All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to (i) termination of purchase obligations; (ii) waiver and extension, and (iii) indemnification, contribution and settlement, may be taken by CIBC World Markets Inc. on behalf of itself and the other Underwriters and the execution of this Agreement by the other Underwriters and by the Company shall constitute the Company's authority and obligation for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Securities to or to the order of, CIBC World Markets Inc. CIBC World Markets Inc. shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company. The rights and obligations of the Underwriters under this Agreement shall be several and not joint and several.

**Section 15 Survival of Warranties, Representations, Covenants and Agreements**

All warranties, representations, covenants and agreements of the Company and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect for the benefit of the Underwriters or the Company, as applicable, regardless of the closing of the sale of the Offered Securities and regardless of any investigation which may be carried on by the Underwriters or the Company or on their behalf until the Survival Limitation Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, for the applicable limitation period prescribed by law.

**Section 16 General Contract Provisions**

(1) Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company:

First Majestic Silver Corp.
925 West Georgia Street, Suite 1805
Vancouver, B.C.
V6C 3L2

Attention: Keith Neumeyer
Telecopier Number: (604) 639-8873

with a copy to:

McCullough O'Connor Irwin LLP
1100-888 Dunsmuir Street
Vancouver, B.C.
V6C 3K4
Attention: James Beeby
Telecopier Number: (604) 687-7099

or if to the Underwriters:

CIBC World Markets Inc.
BCE Place, 161 Bay Street
P. O. Box 500
Toronto, ON
M5J 1S8
Attention: Richard McCreary
Telecopier Number: (416) 594-8848

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON
M5L 1B9
Attention: Raymond McDougall
Telecopier Number: (416) 947-0866

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

(2) This Agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersede all prior agreements between the Underwriters and the Company with respect to their respective rights and obligations in respect of the Offering, including the offer letter between CIBC World Markets Inc. and the Company dated March 5, 2008.

(3) Time shall be of the essence for all provisions of this Agreement.

(4) This Agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

**CIBC WORLD MARKETS INC.**

By: "Richard McCreary"
Authorized Signing Officer

**BLACKMONT CAPITAL INC.**

By: "Joshua Kingsmill"
Authorized Signing Officer

**CORMARK SECURITIES INC.**

By: "Darren Wallace"
Authorized Signing Officer

**GMP SECURITIES L.P.**

By: "Mark Wellings"
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

**FIRST MAJESTIC SILVER CORP.**

By: "Keith Neumeyer"

Authorized Signing Officer

## SCHEDULE "A"
## U.S. SECURITIES LAW PROVISIONS

*This is Schedule "A" to the underwriting agreement dated as of March 10, 2008 between First Majestic Silver Corp. and CIBC World Markets Inc., Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P. (the "Underwriting Agreement").*

As used in this Schedule "A", the following terms have the following meanings:

"**Corporation**" means First Majestic Silver Corp.

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

"**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144**" means Rule 144 adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities**" means the Units, Common Shares, Warrants and Warrant Shares of the Corporation as defined in the Underwriting Agreement;

"**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Securities pursuant to the Underwriting Agreement;

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

1. Each Underwriter represents and warrants to the Corporation that:

   (a) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or under any state securities laws and Units may not be offered or sold within the United States or to, or for the account or benefit of, persons in the United States or U.S. persons (as defined by Regulation S) except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and similar exemptions under applicable state securities laws. It has not offered or sold, and will not offer or sell, any of the Securities constituting part of its allotment except in accordance with Regulation S or Rule 144A;

   (b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any Selling Dealer Group members or with the prior written consent of the Corporation; and

   (c) It shall require each Selling Dealer Group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each Selling Dealer Group member complies with, the applicable provisions of this Annex A as if such provisions applied to such Selling Dealer Group member.

2. Each Underwriter covenants to and agrees with the Corporation that:

(a) All offers and sales of the Securities in the United States will be effected through one or more United States affiliates of an Underwriter (each, a "**U.S. Placement Agent**") in accordance with all applicable U.S. broker-dealer requirements;

(b) Each U.S. Placement Agent is a Qualified Institutional Buyer, is a duly registered broker-dealer with the SEC, and is a member of, and in good standing with, the Financial Industry Regulatory Authority on the date such representation is made;

(c) It will not, either directly or through a U.S. Placement Agent, solicit offers for, or offer to sell, the Securities in the United States or to, or for the account or benefit, persons in the United States or to U.S. persons (as defined by Regulation S) by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;

(d) It will solicit, and will cause each U.S. Placement Agent to solicit, offers for the Securities in the United States or to, or for the account or benefit of, persons in the United States or to U.S. Persons (as defined by Regulation S) only from, and will offer the Securities only to, persons it reasonably believes at the time of such solicitation or offer to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will solicit offers for the Securities only from, and will offer the Securities only to, persons that in purchasing such Securities will be deemed to have represented and agreed as provided in paragraphs (3)(a) through (l) below;

(e) It will inform, and cause each U.S. Placement Agent to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold only to Qualified Institutional Buyers in reliance on the exemption from registration set forth in Rule 144A of the U.S. Securities Act;

(f) It will deliver, through a U.S. Placement Agent, a copy of a U.S. Placement Memorandum which shall include the Prospectus (together, the "**Offering Documents**") to each Purchaser;

(g) It shall cause each U.S. Placement Agent to agree, for the benefit of the Corporation, to the same provisions as are contained in paragraphs (1) and (2) of the Exhibit A to this Schedule;

(h) At least one business day prior to closing, it shall cause each U.S. Placement Agent to provide Pacific Corporate Trust Company ("**Transfer Agent**") with a list of all purchasers of the Securities in the United States or U.S. persons; and

(i) If it or its United States affiliates have offered or sold Securities in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons (as defined by Regulation S), at closing it, together with each such U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule "A", or will be deemed to have represented that neither it nor they offered or sold Securities in the United States or to, or for the account or benefit of persons in the United States or U.S. Persons (as defined by Regulation S).

3. It is understood and agreed by the Underwriters that the Securities may be offered and resold by the Underwriters and members of the Selling Dealer Group in the United States pursuant to the provisions of Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Offering Documents and by purchasing Securities, each purchaser shall be deemed to have represented and warranted for the benefit of the Corporation and the Underwriters that:

(a) The Purchaser acknowledges that its purchase of the Units is subject to (i) the initial issuance of the Units by the Company pursuant to the Underwriting Agreement entered into or to be entered into among the Company and the Underwriters, and (ii) acceptance by the U.S. Placement Agents. The U.S. Placement Agents may also accept the offer to purchase Units in part. The Purchaser agrees that if its offer to purchase Units is not accepted in full, any funds related to the portion of its offer not accepted will be returned to the Purchaser, without interest;

(b) The Purchaser is authorized to consummate the purchase of the Units;

(c) The Purchaser understands that the Units have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and that the sale contemplated hereby is being made only to Qualified Institutional Buyers in reliance on the exemption from registration set forth in Rule 144A of the U.S. Securities Act or applicable state securities laws;

(d) The Purchaser has received a copy, for the Purchaser's information only, of the final Canadian Prospectus, together with this U.S. Placement Memorandum, relating to the offering in the United States and to, or for the account or benefit of, persons in the United States or U.S. Persons of the Units and has had access to such additional information, if any, concerning the Company as the Purchaser has considered necessary in connection with the Purchaser's decision to invest in the Securities;

(e) The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Purchaser's investment in the Securities and the Purchaser is able to bear the economic risks of such investment;

(f) The Purchaser is a Qualified Institutional Buyer and the Purchaser is acquiring Units for the Purchaser's own account or for the account of a Qualified Institutional Buyer as to which the Purchaser exercises sole investment discretion, and for investment and not with a view to any resale, distribution or other disposition of the Units in violation of the United States federal securities laws or applicable state securities laws;

(g) The Purchaser has not purchased the Units as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h) The Purchaser agrees that if the Purchaser decides to offer, sell, pledge or otherwise transfer any of the Securities, the Purchaser will not offer, sell, pledge or otherwise transfer any of the Securities, directly or indirectly, unless;

(i) the sale is to the Company; or

(ii) the sale is made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; or

(iii) the sale is made inside the United States in compliance with an exemption from registration under the U.S. Securities Act provided by (A) Rule 144 thereunder or (B) Rule 144A

thereunder, if available, and in accordance with any applicable state securities laws; or

(iv) the Units are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws;

and, in the case of subparagraph (iii)(A) or (iv), the Purchaser has furnished to the Company an opinion of counsel of recognized standing in form and substance satisfactory to the Company to such effect.

(i) The Purchaser understands and acknowledges that the Securities are "restricted securities" as defined in Rule 144 under the U.S. Securities Act, and upon the original issuance of the Securities, and until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Securities and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 THEREUNDER OR (ii) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF SUBPARAGRAPH (C)(i) OR (D), THE HOLDER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided that if, at any time, the Company is a "foreign issuer" as defined in Regulation S under the U.S. Securities Act, the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with Canadian local laws and regulations, the legend may be removed by providing a declaration to the registrar and transfer agent for the Securities in substantially the form attached to this Schedule A as Exhibit 2;

and, if requested by the registrar and transfer agent or the Company, an opinion of counsel of recognized standing, in form and substance satisfactory to the registrar and transfer agent and the Company, to the effect that the transfer is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act;

provided further that, if any of the Securities are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the registrar and transfer agent of an opinion of counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(j) The Purchaser consents to the Company making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions in transfer set forth and described herein;

(k) The Purchaser understands and acknowledges that the Company is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act;

(l) If required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Purchaser will execute, deliver, file and otherwise assist the Company in filing such reports, undertakings and other documents with respect to the issue of the Securities as may be required;

(m) The Purchaser understands that the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(n) The Purchaser understands that there may be material tax consequences to it of an acquisition, holding or disposition of the Securities. The Company gives no opinion and makes no representation with respect to the tax consequences to the Purchaser under United States, state, local or foreign tax law of its acquisition, holding or disposition of the Securities, and the Purchaser acknowledges that it is solely responsible for determining the tax consequences to its investment;

(o) The Purchaser acknowledges and agrees that the Warrants may not be exercised in the United States or by, or for the account or benefit of, a person in the United States or a U.S. Person unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available to the holder, unless waived by the Company, and the holder has furnished an opinion of counsel of recognized standing in form and substance reasonable satisfactory to the Company to such effect; provided, however, that a Qualified Institutional Buyer that purchases Units from the U.S. Placement Agent in the U.S. Placement, for its own account or for the account of a Beneficial Purchaser, will not be required to deliver an opinion of counsel in connection with its exercise of the Warrants comprised in such Units on its own behalf or on behalf of such Beneficial Purchaser (if any), at a time when it, and such Beneficial Purchaser (if any), are accredited investors as defined in Rule 501(a) under the U.S. Securities Act and both the Qualified Institutional Buyer and the Beneficial Purchaser (if any) have provided the Company with a representation to such effect;

(p) The Purchaser acknowledges and agrees that upon the original issuance of the Warrants, and until such time as it is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Warrants and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN

REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT."; and

(q) The Purchaser agrees that the foregoing representations, warranties, covenants and agreements are made by the Purchaser with the intent that they be relied upon in determining the Purchaser's suitability as a purchaser of Units and the Purchaser hereby agrees to indemnify the Company, the Underwriters and the U.S. Placement Agents against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur caused or arising from reliance thereon.

4. The Underwriters have not entered, and will not enter, into any contractual arrangement with respect to the distribution of the Securities, except (a) with their affiliates, (b) with members of the Selling Dealer Group in accordance with paragraph 1(c) of this Annex A, or (c) with the prior written consent of the Corporation.

5. The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

(a) it is a "foreign issuer" (as such term is defined in Regulation S) and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;

(b) it is not, and giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be required to register as an "investment company" pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c) at the date hereof, the Securities are not (A) part of a class listed on a national securities exchange in the United States, (B) quoted in an automated inter-dealer system in the United States, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d) so long as any of the Securities which have been sold in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons in reliance on Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the

U.S. Securities Act, it shall either: (A) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the Exchange Act; or (C) in the event it is not exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the Exchange Act, furnish to any holder of the Securities and any prospective purchaser of Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as necessary in order to permit holders of the Securities to effect resales under Rule 144A);

(e) none of it, its affiliates or any person acting on its or their behalf has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising; and

(f) none of it, its affiliates or any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Securities.

**EXHIBIT 1 TO SCHEDULE "A"**

**FORM OF UNDERWRITERS' CERTIFICATE**

In connection with the offer and sale of the Units (the "**Securities**") of First Majestic Silver Corp. (the "**Corporation**") to one or more U.S. institutional investors, the undersigned **[Name of Underwriter]**, on behalf of the several underwriters (the "**Underwriters**") referred to in the Underwriting Agreement dated as of March 10, 2008 among the Corporation and the Underwriters (the "**Underwriting Agreement**"), and **[Name of U.S. broker-dealer affiliate of Underwriter]**, who has signed below in its capacity as placement agent in the United States for the Underwriters (the "**U.S. Placement Agent**"), do hereby certify that:

(a) the U.S. Placement Agent was on the date of such offers and sales of the Securities and is a duly registered broker-dealer with the SEC, and was and is a member of, and in good standing with, the Financial Industry Regulatory Authority on the date hereof, and all offers and sales of Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

(b) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"));

(c) each offeree was provided with the final prospectus of the Corporation, together with a U.S. covering memorandum relating to the offering of the Securities in the United States (together, the "**Offering Documents**"), and we have not used and will not use any written material other that the Offering Documents;

(d) immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was a qualified institutional buyer as defined in Rule 144A under the Securities Act (a "**Qualified Institutional Buyer**"), and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer;

(e) the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement, including Schedule A thereto.

Dated: ____________________________

**[Underwriter]**

By: ________________________________
Name:
Title:

**[U.S. Broker-Dealer Affiliate of Underwriter]**

By: ________________________________
Name:
Title:

## EXHIBIT 2 TO SCHEDULE "A"

## FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Pacific Corporate Trust Company
as registrar and transfer agent for Common Shares and Warrants of
FIRST MAJESTIC SILVER CORP.
c/o Pacific Corporate Trust Company
Vancouver BC CANADA

The undersigned (a) acknowledges that the sale of the securities of FIRST MAJESTIC SILVER CORP. (the "Company") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an "affiliate" of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities of the Company, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated:______________________

Name of Seller:______________________

By:_________________________________
Name:
Title:

**Affirmation by Seller's Broker-Dealer**

We have read the foregoing representations of our customer, ____________________________ (the "Seller"), dated ______________________, with regard to our sale, for such Seller's account, of the ________________ Common Shares or Warrants, represented by certificate number _____________ (the "Securities"), of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the TSX Venture Exchange and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such Securities. Terms used herein have the meanings given to them by Regulation S.

_____________________________________________________

Name of Firm

By: _________________________________________________

Authorized officer

SCHEDULE "B"
CONVERTIBLE SECURITIES

*This is Schedule "B" to the underwriting agreement dated as of March 10, 2008 between First Majestic Silver Corp., CIBC World Markets Inc., Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P.*

**Warrants outstanding:**

| Expiry Dates | Warrants Outstanding | Exercise Price, $ |
|---|---|---|
| 20-Oct-07 | 196,323 | 2.25 |
| 20-Oct-07 | 420,000 | 4.00 |
| 20-Oct-07 | 3,499,999 | 5.00 |
| 14-Dec-07 | 1,500,000 | 2.60 |
| 27-Nov-08 | 2,337,449 | 4.25 |
| 20-Mar-09 | 191,291 | 6.81 |
| **Total** | **8,145,062** | |

**Options outstanding:**

| Expiry Dates | Options Outstanding | Exercise Price, $ |
|---|---|---|
| 1-Apr-07 | 100,000 | 2.25 |
| 18-Apr-07 | 30,000 | 2.39 |
| 21-Jun-07 | 360,000 | 1.80 |
| 1-Oct-07 | 25,000 | 2.10 |
| 14-Dec-07 | 150,000 | 1.85 |
| 16-Dec-07 | 225,000 | 2.45 |
| 12-Jan-08 | 190,000 | 1.79 |
| 8-Mar-08 | 25,000 | 3.75 |
| 20-Mar-08 | 100,000 | 4.05 |
| 9-Nov-08 | 240,000 | 2.10 |
| 16-Dec-08 | 650,000 | 2.45 |
| 13-Apr-08 | 100,000 | 4.35 |

| Expiry Dates | Options Outstanding | Exercise Price, $ |
|---|---|---|
| 25-Apr-08 | 49,600 | 5.04 |
| 6-Jul-08 | 25,000 | 4.55 |
| 16-Oct-08 | 50,000 | 3.29 |
| 17-Oct-08 | 100,000 | 3.28 |
| 13-Jun-09 | 12,500 | 3.28 |
| 6-Dec-09 | 1,020,400 | 4.32 |
| 1-Feb-10 | 200,000 | 5.50 |
| 19-Jun-11 | 537,500 | 4.30 |
| 6-Dec-11 | 245,000 | 4.32 |
| 22-Dec-11 | 400,000 | 4.41 |
| 7-Feb-12 | 155,000 | 5.00 |
| **Total** | **4,990,000** | |



**British Columbia Securities Commission**

SEDAR Electronic Correspondence

P. O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2 CANADA
Telephone: (604) 899-6500
Fax: (604) 899-6506
(BC only) 1-800-373-6393

**IN THE MATTER OF NATIONAL POLICY 43-201**
**MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES**

**AND**

**IN THE MATTER OF**

***FIRST MAJESTIC SILVER CORP.***

**DECISION DOCUMENT**



This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador** have been issued for a preliminary short form prospectus of the above issuer dated March 11, 2008.

DATED at Vancouver, British Columbia on March 11, 2008.

*Allan Lim*

Allan Lim, CA
Manager
Corporate Finance

**Note:**
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project No.: 1228227



**Securities Commission**

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

**First Majestic Silver Corp.**

---

Receipt for a Preliminary Short Form Prospectus dated **March 11, 2008** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **11th** day of **March, 2008**.

"*J. William Slattery*"

J. William Slattery, C.A.
Director, Corporate Finance

**NOTE**: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 1228227



165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

Consultants for Mining and Financial Solutions

# CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador



Dear Sirs/Mesdames:

I, Leonel Lopez, C.P.G., of Pincock Allen & Holt, refer to (a) the preliminary short form prospectus of First Majestic Silver Corp. (the "Company") dated March 11, 2008 and the final short form prospectus of the Company to be dated on or about March 19, 2008 (together, the "Prospectus") relating to the distribution of 8,500,000 units of the Company and up to 1,275,000 common shares and up to 637,500 warrants of the Company pursuant to the over-allotment option, (b) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 25, 2007, (c) the technical report titled "Technical Report for the La Parilla Silver Mine, Durango State, México" dated March 18, 2008 and, (d) the technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated January 3, 2008 (collectively, the "Technical Reports").

I do hereby consent to the written disclosure in the Prospectus, including documents incorporated by reference therein, derived from the Technical Reports and to the references to the undersigned in the Prospectus, or in documents incorporated by reference therein, as the author of the Technical Reports.

I also certify that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information contained therein, or in documents incorporated by reference therein, which in either case are derived from the Technical Reports or within my knowledge as a result of the services that I performed in connection with the Technical Reports.

Dated this 18th day of March, 2008.

Signature of Qualified Person

Leonel Lopez, C.P.G.
Print name of Qualified Person


pincock
allen &
holt
Consultants for Mining and Financial Solutions


165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

# CONSENT OF AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

Dear Sirs/Mesdames:

I, Richard Addison, P.E., C. Eng., Eur. Ing., of Pincock Allen & Holt, refer to (a) the preliminary short form prospectus of First Majestic Silver Corp. (the "Company") dated March 11, 2008 and the final short form prospectus of the Company to be dated on or about March 19, 2008 (together, the "Prospectus") relating to the distribution of 8,500,000 units of the Company and up to 1,275,000 common shares and up to 637,500 warrants of the Company pursuant to the over-allotment option, (b) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 25, 2007, (c) the technical report titled "Technical Report for the La Parilla Silver Mine, Durango State, México" dated March 18, 2008 and, (d) the technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated January 3, 2008 (collectively, the "Technical Reports").

I do hereby consent to the written disclosure in the Prospectus, including documents incorporated by reference therein, derived from the Technical Reports and to the references to the undersigned in the Prospectus, or in documents incorporated by reference therein, as the author of the Technical Reports.

I also certify that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information contained therein, or in documents incorporated by reference therein, which in either case are derived from the Technical Reports or within my knowledge as a result of the services that I performed in connection with the Technical Reports.

Dated this 18th day of March, 2008.

R. Addison

Signature of Qualified Person

Richard Addison, P.E., C. Eng., Eur. Ing.
Print name of Qualified Person


RECEIVED
2008 APR -2 A 6:57
CORPORATE FINANCE

# *Technical Report for the La Parrilla Silver Mine, Durango State, México*

*Prepared for*

*First Majestic Silver Corp.*

*March 18, 2008*

*80532*

*AMENDED*


pincock
allen &
holt


pincock
allen &
holt
Consultants for Mining and Financial Solutions


165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226


303-986-6950
Fax 303-987-8907

www.pincock.com

# *Technical Report for the La Parrilla Silver Mine Durango State, México*

***Prepared for***

***First Majestic Silver Corp.***

***January 25, 2008***

***80532***

*AMENDED*

Prepared by

**Pincock, Allen & Holt**

***Leonel Lopez, C.P.G.***
***Richard Addison, P.E.***

## 1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects ("NI 43-101") and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report ("43-101F1"). This technical report is an update of Technical Report Amended for the La Parrilla Silver Mine, Durango State, México; which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. dated July 24, 2007 and published in SEDAR in July 25, 2007. The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

## 2.0 TABLE OF CONTENTS

See discussion in Section 1.

CONTENTS Page

CONTENTS (Continued) Page

## DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES



## TABLES

## CONTENTS (Continued)



## FIGURES

**CONTENTS (Continued)** Page

## 3.0 EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare a Technical Report covering updated results of operations at La Parrilla Silver Mine located in the Municipality of Nombre de Dios, Durango State, México. The objective of this Technical Report is to provide FMS with a report that will comply with existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

La Parrilla Silver Mine is owned and operated by First Majestic Plata, S.A. de C.V. (FMPlata) a wholly-owned subsidiary of FMS through its newly created Mexican holding company, Corporación First Majestic, S.A. de C.V. (CFM) which went into effect on August 14, 2007. La Parrilla Silver Mine was previously operated by First Majestic Resources México, S.A. de C.V.

La Parrilla Silver Mine consists of underground silver / lead / zinc mining operations, and cyanidation and flotation ore processing plants. La Parrilla Silver Mine represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization on the structures, until high grade ore shoots were discovered and depleted at times of high prices of the metals.

FMPlata owns mining rights that cover 3,433.50 hectares (8,484.34 acres) within 36 titled concessions in addition to 49,815.71 hectares (123,096.80 acres) in two approved claim applications, for a total coverage of 53,249.22 hectares (131,581.20 acres). The duration of the mineral rights concessions is 50 years, renewable over similar time periods.

La Parrilla Silver Mine consists of underground mine development that includes drifts, ramps, raises, stopes and other old workings along the S-SE-trending Los Rosarios System. This system consists of a 2-km-long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios System comprises La Rosa, Rosarios, La Blanca and San José mines and it intersects the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock. These include Quebradillas, Protectora, San Nicolas, San José, Las Vacas, Santa Paula, etc.

Historical production records, plus surveys of old stopes within La Parrilla Silver Mine's district, suggest that approximately 1.2 million tonnes of silver ores were extracted from these mines at an estimated grade of 321 g/tonne Ag, 1.8 % Pb and 1.7 % Zn. This estimate includes production by Mina Los Rosarios between 1978 and 1991 and FMS's production from 2004 to 2007. The production amounts to 12.5 million ounces silver, 48.1 million pounds lead and 44.4 million pounds zinc.

FMPlata has developed an on-going aggressive exploration program that includes ramps, drifting and crosscutting into the old working areas of the Los Rosarios System. The exploration budget for the period of 2008 is $3.25M. It includes 119 drillholes totaling 24,700m, geophysical and geochemical

surveying, and approximately 900m of drifting, crosscutting and ramps development. This program is based on the following premises:

1. Increase production and operating capacity to take advantage of current high metal prices.

2. Recover lower grade zones and consolidate mining blocks of reserves to support a reasonable production schedule at lower operating costs and increase La Parrilla Silver Mine Resource / Reserve base.

3. Support exploration activities through channel sampling and underground drilling, and

4. Continue investigating other regional exploration targets, including deep drilling from surface sites.

PAH has reviewed La Parrilla Silver Mine Reserve update of October 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Parrilla Silver Mine has estimated mineable Reserves for the following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The Proven ore category has been projected up to 20 meters from the drift sample data, while the Probable ore category is projected another 20 meters beyond the Proven ore. The total "in-situ" diluted Proven and Probable Reserves at a minimum mining width of 2.00m, as reviewed by PAH, is 0.55 million tonnes of oxides and sulfides averaging 326 grams per tonne silver, 0.59 percent lead and 0.43 percent zinc, for a total of 5.8 million contained ounces of silver only; or 6.1 million ounces of silver equivalent with gold and lead credits.

Resource calculations by FMPlata at La Parrilla Silver Mine are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource block boundaries along mineralized structures, and another 20m beyond the blocks' width. La Parrilla Silver Mine mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves. The grade for these blocks is determined from

the grade estimated for the drillhole intercepted grade and from the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Measured and Indicated silver Resources, including oxides and sulfides mineralization, consist of 2.7 million tonnes averaging 287 grams per tonne silver, for a total content of 29.3 million ounces of silver equivalent inclusive of gold credit for oxides and lead and zinc credits for sulfides. The resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is inclusive of gold credit in oxides, at 6 g/tonne Ag, and inclusive of lead credit for sulfides, at 30 g/tonne Ag, and of zinc credit for sulfides, at 53 g/tonne Ag. This estimate is based on sales and on the following prices: Ag - $10.50/oz, Au - $570/oz, Pb - $0.68 / lb and Zn – $1.16 / lb.

Table 3-1 presents a summary of La Parrilla Silver Mine Proven and Probable Reserves and Measured and Indicated Resources, in addition to Inferred Resources at the bottom of the table.

These Reserves and Resources are exclusive of each other category.

Figure 3-1 shows the Los Rosarios System Reserve / Resource Blocks.

PAH has excluded the zinc mineralization from the Reserve Base. However, zinc may represent a significant value for La Parrilla Silver Mine operation, because the zinc flotation circuit was under preliminary testing during PAH's site visit. Metallurgical results are not available at this time to estimate parameters such as recovery rates, etc. for conversion of zinc resources to reserves. In the current resource grade estimates, the zinc has been considered as part of the block's grade, and only included on preliminary assessment of the value for silver equivalent calculation.

PAH notes that these Resources are in addition to the previously reported Reserves.

Additional geologic potential exists within the area of La Parrilla Silver Mine to investigate targets that may result in significant resource development for the mining operation. Direct exploration of geophysical anomalies may result in significant target zones for further exploration. Previous investigations by Grupo México have also indicated Induced Polarization anomalies, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the FMPlata holdings are the following:

- San José mine
- Sacramento
- Cerro Santiago
- Stockwork zone to the east of Quebradillas
- Las Víboras
- San Marqueña
- Mina Santa Paula
- Color anomaly to the west of San José de la Parrilla
- La Protectora, etc.

**TABLE 3-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Mineral Reserves and Resources Prepared by FMS, Reviewed by PAH. As of October 31, 2007 (1,2,7)**

| Total Proven and Probable Reserves | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Deposit** | **Mineralization** | **Category** | **Metric Tonnes** | **Width** | **Grade** | | | | **Contained Silver, ounces (3,4,5)** | |
| | **Oxides / Sulfides** | | **Tonnes** | **meters** | **Gold g/tonne** | **Silver g/tonne** | **Lead, %** | **Zinc, %** | **Silver only** | **Silver equivalent** |
| Reserves | Oxides | Proven | 195,282 | 2.69 | 0.00 | 330 | 0.00 | 0.00 | 2,073,595 | 2,111,266 |
| Reserves | Oxides | Probable | 104,925 | 2.69 | 0.00 | 325 | 0.00 | 0.00 | 1,096,106 | 1,116,347 |
| | | | | | | | | | | |
| Reserves | Sulfides | Proven | 156,087 | 2.83 | 0.00 | 316 | 1.41 | 1.28 | 1,586,155 | 1,736,704 |
| Reserves | Sulfides | Probable | 97,101 | 3.14 | 0.00 | 336 | 1.08 | 0.38 | 1,049,579 | 1,143,235 |
| [illegible] | | | [illegible] | [illegible] | [illegible] | 326 | [illegible] | [illegible] | [illegible] | [illegible] |
| Resources | Oxides | Measured | 380,481 | 4.22 | 0.22 | 402 | 0.00 | 0.00 | 4,913,567 | 4,986,964 |
| Resources | Oxides | Indicated | 586,079 | 3.31 | 0.17 | 264 | 0.00 | 0.00 | 4,983,267 | 5,096,324 |
| | | | | | | | | | | |
| Resources | Sulfides | Measured | 962,148 | 6.85 | 0.11 | 325 | 2.85 | 2.74 | 10,045,496 | 12,613,000 |
| Resources | Sulfides | Indicated | 738,962 | 4.68 | 0.06 | 196 | 3.35 | 5.39 | 4,668,187 | 6,640,117 |
| Measured plus Indicated Oxides plus Sulfides Resources (7) | | | 2,667,671 | 5.10 | 0.13 | 287 | 1.95 | 2.48 | 24,610,517 | 29,336,405 |
| Oxides plus Sulfides (Proven + Probable) Reserves plus (Measured + Indicated) Resources (6,7) | | | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Resources | Oxides | Inferred | 1,292,363 | 3.05 | 0.11 | 321 | 0.02 | 0.01 | 13,332,401 | 13,581,704 |
| Resources | Sulfides | Inferred | 2,864,868 | 3.96 | 0.13 | 189 | 2.09 | 2.27 | 17,412,414 | 25,057,346 |
| Inferred Oxides plus Sulfides Resources (6,7) | | | 4,157,231 | 3.68 | 0.13 | 230 | 1.45 | 1.57 | 30,744,815 | 38,639,050 |

(1) Cutoff and silver equivalent based on sales. Prices used for evaluation: Ag $10.5/oz; Pb $0.50/lb; Zn $1/lb
(2) Cutoff grade estimated for oxides ore as 221 g/tonne Ag only and for sulfides are as 215 g/tonne Ag only. Zinc is not considered in reserves.
(3) Cutoff grade estimated for oxides ore as 215 g/tonne - Ag equivalent including Au credit = 6 g/tonne Ag
(4) Cutoff grade estimated for Ag/Pb sulfides ore as 185 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag
(5) Cutoff grade estimated for Ag/Pb/Zn sulfides in resources as 132 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag and Zn credit = 53 g/tonne Ag
(6) Figures in table may not match due to rounded estimates in Excel spreadsheets
(7) Reserves and resources are inclusive of each other



NW
2,200 m.a.s.l.
LA BLANCA MINE
ROSARIO MINE
INFERRED OXIDES
LA ROSA MINE
SULFIDES
ORE SHOOT 1
ORE SHOOT 2
ORE SHOOT 3
LRI-01
LRI-02
LRI-03
LRI-04
LRI-05
1,700
1,600
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
pincock, allen & holt
FIRST MAJESTIC SILVER Corp.
La Parrilla Silver Mine
80532
Jan/2008
Fig 3-1.dwg

FIGURE 3-1
LOS ROSARIOS VEIN SYSTEM
RESERVE / RESOURCE BLOCK

Additional Inferred Resources have been projected in Rosarios, Quebradillas, and San Marcos zones.

FMPlata operates three mines in La Parrilla Silver Mine area. The Rosa/Rosario and La Blanca, the San Marcos, and Quebradillas operations, all of which are separate mines within an area of about 10 $km^2$. The production from the mines during 2007 has been about 151,400 tonnes at an average grade of 221 g/tonne Ag. This production includes about 51,000 tonnes of ore extracted from development workings that were not included in the previously reported reserves. Oxide ore mined was about 93,200 tonnes, while sulfide ore mined was about 58,200 tonnes. The tonnes milled during the 10 months totaled 142,800 tonnes.

La Parrilla Silver Mine process plant has both an oxide recovery circuit and sulfide recovery circuit; therefore both doré metal bars and flotation concentrates are produced. Products are marketed to Met-Mex Peñoles' smelter and refineries, located in Torreón, Coahuila. Silver production for the first 10 months of 2007 was about 707,200 equivalent ounces of silver. Future plans require improvements in production rates, ore head grades and mill recoveries to achieve about 1.54 million ounces of silver equivalent production per year by the end of 2008.

Mining is semi mechanized with trackless loading and hauling. Some drilling is done with a new 2-boom electro-hydraulic drill jumbo, but most development and production drilling is accomplished with hand-held jackleg drills. The principal stoping method for the near-vertical veins of La Parrilla is overhand cut and fill, with backfill mainly obtained from development waste. Drifting and ramping is all trackless, and at times old drifts and other workings that are used in the modern FMPlata operations are slashed out to accommodate the trackless equipment. Raising is mainly done conventionally as "bald-headed raises", but some major raises, ventilation, orepasses, etc, are done with contracted raise boring equipment.

The mines are dry and very little water handling is required. Ventilation is primarily by natural flow, and the operators are in the process of boring exhaust ventilation raises for both the San Marcos and Quebradillas operations. Compressed air is provided from surface compressor stations in all three operations.

The ore processing plant at La Parrilla Silver Mine processes both oxide and sulfide silver ore in two separate parallel circuits. The oxide circuit processes an average of 300 tonnes per day of ore containing 200 grams per tonne of silver and recovers about 65 percent of the contained silver as silver bars. The sulfide circuit processes an average of 180 tonnes per day of ore containing about 175 grams per tonne silver and one percent lead and recovers about 65 percent of the silver and about 55 percent of the lead into a concentrate containing about 4.0 kilograms per tonne silver and 28 percent lead.

The plant was extensively expanded and modified in 2006 to allow processing of both oxide and sulfide ore at a rate of 400 tonnes per day each, but has yet to reach full capacity, primarily because of insufficient availability of ore. Metal recoveries have also yet to reach expected values with the plant still in a start-up mode with modifications ongoing and operators learning how best to operate it. Metal recoveries are expected to gradually rise to 70 percent, and may, perhaps, improve further as the mineral

processed is extracted from other areas of the mine outside of the transition zone. In addition to the plant expansion, the tailing containment area has recently been expanded.

Figure 3-2 shows Ore Processing Plant Layout.

Infrastructure for the operation is well established with adequate roads, buildings and utility systems. Power and water supply systems were expanded in 2006 to mine and process ore at a higher rate than in the past.

PAH is not aware of any environmental liabilities in La Parrilla Silver Mine mining district. FMPlata applied for modifications to the previous operating permits ("Permiso Unico Ambiental") to accommodate the expansion for the processing plant installations. This was granted on March 23, 2006. Most of the surrounding area to La Parrilla Silver Mine is prospective land, except for the San José de la Parrilla town, where no mining activity takes place.

The mine operations are contracted to outside contractors, and surface ore and waste haulage is also contracted. The administration, beneficiation plant and ancillary functions are all accomplished with company personnel. The total personnel on site at the end of October 2007 totaled 473 people of which 331 were outside contractors. The overall efficiencies achieved to date (October 31) in 2007 were about 1.1 tonnes per man-shift, while that for the mine operation only, were about 2.2 tonnes per man-shift.

Capital expenditures are estimated at about $10.9 million in 2007, $6.8 million in 2008, at $2.8 million for 2009 and 0.70 million per year through 2010. The detail of the capital costs is found in the following Table.

**TABLE 3-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Project Capital Expenditures for 2008, 2009 and 2010 (U.S. Cy)**

| YEAR | 2008 | 2009 | 2010 |
|---|---|---|---|
| **Mine & Exploration Projects** | | | |
| Geophysics and Geochemestry | 194,000 | | |
| Underground development | 585,000 | 1,000,000 | |
| Surface Diamond drilling | 1,750,000 | 1,000,000 | |
| Underground Diamond drilling | 720,000 | 250,000 | 150,000 |
| **Sub-Total Mine & Expl.Projects** | **3,249,000** | **2,250,000** | **150,000** |
| **Mine Equipmment** | | | |
| Scoop Trams | 2,000,000 | | |
| Trucks | 900,000 | | |
| Tractor | 30,000 | | |
| Pick up | 20,000 | | |
| Hoist | 50,000 | | |
| Other | 90,000 | 250000 | 250000 |
| **Sub-Total Mine** | **3,090,000** | **250,000** | **250,000** |
| **General Infraestructure** | | | |
| Housing | 15,000 | | |
| Remediation old tailings | 60,000 | 50,000 | 50000 |
| Office | 45,000 | | |
| Lab Equipment (furnace) | 40,000 | | |
| Hardware and Software | 10,000 | | |
| **Sub-Total General Infraestructure** | **170,000** | **50,000** | **50,000** |
| **Sub-Total Mill** | **200,000** | **200,000** | **200,000** |
| **Sub-Total Other** | **50,000** | **50,000** | **50,000** |
| **TOTAL** | **6,759,000** | **2,800,000** | **700,000** |


10,200 N
Linea de Descarga de
Espesadores de
Contacto Strupack
Campamento
puerta
Oficinas
SCALE
0
15
30
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80535
Drawing Provided by/Prepared for
FIRST MAJESTIC
SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 3-2
ORE PROCESSING
PLANT LAYOUT
Date of Issue
Jan/2008
Drawing Name
Fig.3-2.dwg

Site operating costs have averaged about $50 per tonne mined and milled for all of 2006 and for the first ten months of 2007 have averaged about $43 per tonne mined and milled. The mining costs were about $14 per tonne, milling costs were about $24 for oxide ores and $14 for sulfide ores per tonne and site G&A costs averaged about $6.50 per tonne.

**TABLE 3-3**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Summary of Operating Costs**

| Concept Area | Type of Ore | |
|---|---|---|
| | Oxides | Sulfides |
| Mine | 13.83 | 13.83 |
| Mill | 23.62 | 14.13 |
| Site G&A | 6.50 | 6.50 |
| Marketing, SR, Freights, etc. | 1.55 | 8.67 |
| **Total OC for Cutoff** | **45.50** | **43.13** |

An economic analysis of the project resulted in a net present value of $8.5M with an Internal Rate of Return of 15 percent. These values show La Parrilla Silver Mine's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation developments, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion La Parrilla Silver Mine operation should reach operating capacity during 2008.

PAH believes that La Parrilla Silver Mine Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves and Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by FMPlata for the La Parrilla Silver Mine were reviewed by PAH and constitute part of an operation by FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Parrilla Silver Mine operation shows positive economics as measured by a cash flow exercise, and thus the postulated Reserve position is accepted.

TABLE 3-4
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Economic Analysis Results as to October 31, 2007

| ECONOMIC EVALUATION | Projections, % | US $ |
|---|---|---|
| | IRR | NPV |
| NPV | 0.00 | 10,259,000 |
| | 0.10 | 8,984,515 |
| | 0.15 | 8,454,855 |
| | 0.20 | 7,982,037 |
| | 0.25 | 7,557,600 |

## 4.0 INTRODUCTION

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) to prepare an updated Technical Report covering the La Parrilla Silver Mine located in the Municipality of Nombre de Dios, Durango State, México. This report is an update of Technical Report for the La Parrilla Silver Mine, Durango State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, and it is referred to as Technical Report Amended herein.

The objective of this Technical Report is to provide FMS with an updated report that will follow existing regulations in Canada. This report meets the requirements for NI 43-101 and conforms to form 43-101F1 for technical reports.

### 4.1 *Qualified Person and Participating Personnel*

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-C.P.G.-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the periods of May 15 – 18 and November 13 - 18, 2007 to review current status of the property. Another team of PAH professionals visited La Parrilla Silver Mine to review environmental, mine, plant and safety issues during the period of April 13 – 15, 2007. Mr. López's prior visit to La Parrilla Silver Mine was in June 21, 2006 as part of a PAH team of professionals to review the operations. Mr. López reviewed available information on La Parrilla Silver Mine and has assembled the location, tenure, history, environmental considerations, and all aspects of the geology, and reviewed the sampling, data verification, drilling and project resources. Other PAH members collaborated in the review of reserve estimates, mine and processing, operations and operating and capital costs for La Parrilla Silver Mine and operation.

### 4.2 *Terms and Definitions*

La Parrilla Silver Mine consists of silver / lead / zinc oxidized and sulfides mineral deposits located in the State of Durango, México. La Parrilla Silver Mine comprises numerous mineralized structures, vein, breccia zones and metasomatic mineral concentrations within the area, including additional geologic potential to discover other projected concentrations along regional and local structures and their projected intersections. Some of the known deposits within the La Parrilla Silver Mine area are the following:

- Los Rosarios, La Rosa and La Blanca/San José vein system (Los Rosarios System).
- San Marcos.
- Quebradillas,
- Las Vacas,
- San Nicolas,
- Las Animas, and

- Numerous other targets for exploration along known structures and projected intersections, such as Milagros, La Víbora, Sacramento etc.

In this report:

- FMS refers to First Majestic Silver Corp.

- CFM refers to Corporación First Majestic, S.A. de C.V. a Mexican holding company wholly owned subsidiary of FMS, which was incorporated on July 31, 2007 and effected corporate restructuring on August 14, 2007 by which CFM now holds all ownership, including all shares of Desmín, La Encantada and FMPlata. FMS Press Release of November 29, 2007 published on SEDAR site).

- FMPlata refers to First Majestic Plata, S.A. de C.V. a wholly owned subsidiary of Corporación First Majestic, S.A. de C.V. It was incorporated on July 31, 2007 to hold the La Parrilla Silver Mine mineral rights, ownership and obligations held through First Majestic Resources México, S.A. de C.V. including all FMRM shares and acquisitions from Industrial Minera México, S.A. de C.V., its subsidiaries and other third parties. All changes were effected on August 14, 2007.

- FMRM refers to First Majestic Resources México, S.A. de C.V., a wholly-owned Mexican subsidiary of FMS held under the Mexican holding company CFM, and operator of La Parrilla Silver Mine. FMRM ownership and rights were transferred to FMPlata on August 14, 2007.

- PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.

- Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.

- La Parrilla Silver Mine, La Parrilla mine, La Parrilla district or La Parrilla refers to the operating underground mines, processing plants and infrastructure facilities that form this industrial complex and all the surrounding ground owned by FMPlata.

- Mina Los Rosarios, S.A. de C.V. is a Mexican mining company owned by Mr. José Antonio Gámiz Quiñones and Family, former operator of the La Parrilla mines and plant. FMRM acquired the rights to La Parrilla from this company.

- Grupo México refers to the corporation that holds ownership of ASARCO, former ASARCO Mexicana, and a group of Mexican Companies, subsidiaries of Industrial Minera México, S.A. de C.V., including Minera Montana, S. de R.L. de C.V., Mexicana del Arco, S.A. de C.V. and Minerales Metálicos del Norte, S.A. de C.V., from which FMRM has purchased mining concessions and properties within La Parrilla area.

- Resource and Reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.

- Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."

- CFM refers to Comisión de Fomento Minero, a Mexican Federal Entity responsible for support and promoting mining activities, including financing and exploration, mining and processing through contracting by small-scale miners (gambusinos). It was shut down by the Mexican Federal Government.

## 4.3 *Units*

All units are carried in metric units, also unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gptonne or g/tonne), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

| Abbreviation | Unit or Term |
|---|---|
| $Al_2O_3$ | Alumina |
| ANFO | Ammonium nitrate/fuel oil |
| ASTM | American Society for Testing and Materials |
| Sb | Antimony |
| Ag | Silver |
| As | Arsenic |
| Au | Gold |
| Bi | Bismuth |
| Cd | Cadmium |
| Co | Cobalt |
| Cu | Copper |
| In | Indium |
| Fe | Iron |
| g/tonne (gptonne) | Grams per tonne |
| ha | Hectare (10,000 $m^2$) |
| kcal | Kilocalories |
| kg | Kilograms |
| km | Kilometer |
| k | Thousands |
| Pb | Lead |

| | |
|---|---|
| LOM | Life of Mine |
| Mn | Manganese |
| Hg | Mercury |
| m | Meters |
| masl | Meters Above Sea Level |
| mm | Millimeters |
| M | Million |
| Mt | Million Tonnes |
| mtpd | Metric tonnes per day |
| Mtpy | Million tonnes per year |
| NPV | Net Present Value |
| Ni | Nickel |
| oz | Ounces |
| % | Percent by weight |
| Patio | refers to yard, court or stocking ground |
| Se | Selenium |
| SiO | Silica |
| Sn | Tin |
| T or t | Metric Tonne (2,204 lbs) |
| Te | Tellurium |
| Ti | Titanium |
| tpa | Tonnes per annum |
| tpy | Tonnes per year |
| tpd | Tonnes per day |
| ug | Underground |
| WO | Tungsten Oxide |
| Zn | Zinc |
| $ | United States Dollars |
| $NP | New Mexican Pesos |
| C$ | Canadian Dollars |

## 4.4 *Source Documents*

The source documents for this report are summarized in Section 24.

## 5.0 RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. ("Consultant") and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

- Resource and Reserve Estimates by First Majestic Plata or First Majestic Resources México (FMRM) for La Parrilla Silver Mine. Prepared by FMPlata and FMRM staff and reviewed by PAH. July/October 2007.
- Technical Report for the La Parrilla Silver Mine Amended, Durango State, México (Technical Report Amended). Prepared for First Majestic Silver Corp. Prepared by Pincock, Allen & Holt, Inc., July 24, 2007, and published in SEDAR on July 25, 2007.
- La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.
- Legal Opinion – First Majestic Plata, S.A. de C.V., a wholly owned subsidiary of Corporación First Majestic, S.A. de C.V. wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on November 22, 2007.
- Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.
- Information provided by FMRM and FMS as owners and operators of La Parrilla mine, including data from 2006 to October 2007.
- Information provided by FMRM on concession titles on behalf of the La Parrilla mining operation, as follows:
    - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the "Licencia Ambiental Unica No. LAU-10/016-2005" dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, registration No. "FMR141001611" dated April 17, 2006.
    - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam "Parrilla II". Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.

- State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006. registration of title rights on October 26, 2006.

- Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances, including the use of Sodium Cyanide. Dated June 15, 2006.

- Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales, Unidad de Aprovechamiento y Restauración de Recursos Naturales. Document No. SG/130.2.2./000979. Authorization to change the use of land for the project construction and operation of the La Parrilla II Tailings Dam of the La Parrilla Mining Operation. Dated on Durango city April 27, 2007.

- PAH observations on site visits during the periods of June 20-25, 2006; April 13-15, 2007; May 15 – 18, 2007 and November 13 – 18, 2007.

PAH believes that this information is reliable for use in this report.

This information was also reviewed by FMPlata legal advisers and a legal opinion was provided to PAH by the Durango City-based Lawyers Firm of Mr. Carlos Galván Pastoriza. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental compliance for the La Parrilla Silver Mine mining – metallurgical operation to be accurate and current and legal standing.

# 6.0 PROPERTY DESCRIPTION AND LOCATION

La Parrilla Silver Mine is owned and operated by First Majestic Plata, S.A. de C.V. (FMPlata) a wholly-owned subsidiary of Corporación First Majestic, S.A. de C.V., a Mexican holding company wholly owned by First Majestic Silver Corp. of Vancouver, Canada (FMS).

Additional details of property description and location are presented in Technical Report Amended for La Parrilla Silver Mine of July 24, and published in SEDAR on July 25, 2007.

Figure 6-1 presents a general site map.

Location coordinates to approximate center of La Parrilla Silver Mine are as follows:

| Geographic | | UTM | |
|---|---|---|---|
| North | 23º 44' 16" | North | 2,625,000 |
| West | 104º 06' 26" | East | 591,500 |

Figure 6-2 is a general location map.

## 6.1 *Property Description*

This Technical Report presents an update of La Parrilla Silver Mine's current operating conditions and projections as planned by FMPlata. La Parrilla Silver Mine property modifications for the period of June to October, 2007 include the following:

The La Parrilla Silver Mine mining rights covered by First Majestic Resources México, S.A. de C.V. a wholly owned subsidiary of FMS have been transferred to the newly founded First Majestic Plata, S.A. de C.V. a corporation owned by the newly created Mexican holding company Corporación First Majestic, S.A. de C.V. which consolidates all shares and ownership of the Mexican operations by First Majestic Silver Corp. of Vancouver, BC.

All the Mining Concessions legal status was provided by legal opinion, dated November 22, 2007 from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by First Majestic Plata, S.A. de C.V. are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits for the period that covers to December 31, 2007.

Figure 6-3 is a mining concessions map.



CAMINO VECINAL
CAMINO
ESCUELA PRIMARIA
PRESA DE JALES
CAMINOS
Polvorines
Area Total (Ocupación Temporal): 69 Has.
Perimetro: 3,464.75Mts.
SAN CARLOS
2040
2045
2050
2055
2,626,000 N
2,625,500 N
2,625,000 N
591,000 E
591,500 E
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80535
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.6-1.dwg

FIGURE 6-1
GENERAL SITE MAP


CHIHUAHUA
COAHUILA
SINALOA
Torreón
DURANGO
Culiacán
ZACATECAS
Durango
San José de
La Parrilla
Sombrerete
USA
GULF OF
MEXICO
MEXICO
Mazatlán
La Parrilla
Silver Mine
SAN
LUIS
POTOSI
PACIFIC
OCEAN
Zacatecas
NAYARIT
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.6-2.dwg

FIGURE 6-2
GENERAL LOCATION MAP


SAN JOSÉ
DE LA PARRILLA
SACRAMENTO
LOS ROSARIOS
LAS VACAS
LEGEND
OBRA MINERA
POBLADO
CASAS AISLADAS
FM PLATA
FM PLATA
OTHERS
SCALE
METERS
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 6-3
MINING CONCESSIONS
Date of Issue
Jan/2008
Drawing Name
Fig.6-3.dwg

La Parrilla Silver Mine holds 38 contiguous mining concessions in the La Parrilla Silver Mine mining district that cover mineral rights for 53,249.21 hectares (131,581.20 acres). These include 36 mining concessions with exploitation rights (3,433.50 hectares or 8,484.34 acres). La Parrilla Silver Mine also applied for two mining claims, which have been approved, Michis and La Providencia covering 49,815.71 hectares (123,096.80 acres) of the surrounding area to those claims acquired from Grupo México and Minera Los Rosarios.

Table 6-1 presents a list of La Parrilla Silver Mine concessions.

## 6.2 *Mineral Tenure*

FMS acquisition rights of La Parrilla Silver Mine claims from Grupo México include a Net Smelter Return (NSR) of 1.5% royalty payments that may be acquired by FMPlata for a total of US$2,000,000. There are no other encumbrances on La Parrilla Silver Mine mining concessions. FMPlata has recently negotiated a lease on the land where the second tailings dam has being built and is now operating; this includes a yearly payment to the Ejido San José de La Parrilla.

## 6.3 *Environmental*

All mining and environmental activities in México are regulated by the Dirección General de Minas and by the SEMARNAP from México City, under the corresponding Laws and Regulations. All minerals below surface rights lie with the State; while surface rights are owned by "ejidos" (communities) or private individuals, allowing them the right of access and use of their land.

La Parrilla Silver Mine area is located, within the Ejido San José de la Parrilla and also within private property. La Parrilla Silver Mine has made an Agreement for the surface rights from Ejido San José de La Parrilla under the provisions included in the Mexican Mining Law to permit the use of surface rights for development of projects that are of general economic interest, including mining operations.

PAH is not aware of any pending environmental liabilities at the La Parrilla Silver Mine area of operations.

**TABLE 6-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Mining Concessions**

| No. | Name | Title No. | Surface Ha. | Ownership |
|---|---|---|---|---|
| 1 | Protectora 2 | 169,302 | 32.3560 | FMPlata |
| 2 | Extensión Rosa | 169,303 | 6.0000 | FMPlata |
| 3 | Rosa y Anexas | 169,304 | 4.0000 | FMPlata |
| 4 | Rosario | 169,305 | 5.3670 | FMPlata |
| 5 | El Salvador | 169,306 | 1.0000 | FMPlata |
| 6 | Ampliación Los Rosarios | 169,307 | 4.0000 | FMPlata |
| 7 | Los Michosos | 169,308 | 15.9673 | FMPlata |
| 8 | San José | 169,309 | 6.0000 | FMPlata |
| 9 | San Marcos | 169,310 | 10.0000 | FMPlata |
| 10 | La Protectora | 169,311 | 83.8767 | FMPlata |
| 11 | Ampliación del Rosario 2 | 169,312 | 7.5000 | FMPlata |
| 12 | San Nicolás | 169,313 | 95.4983 | FMPlata |
| 13 | Los Rosarios | 171,082 | 11.0000 | FMPlata (2) |
| 14 | La Encarnación | 150,935 | 16.0000 | FMPlata (2) |
| 15 | San Ignacio Dos | 158,205 | 8.9286 | FMPlata (2) |
| 16 | Parrilla II | 203,302 | 16.0000 | FMPlata (2) |
| 17 | Parrilla V | 203,987 | 0.4088 | FMPlata (2) |
| 18 | El Tecolote | 121,256 | 20.0000 | FMPlata (2) |
| 19 | Las Vacas | 122,739 | 40.0000 | FMPlata (2) |
| 20 | La Asunción de Quebradillas | 124,290 | 12.0000 | FMPlata (2) |
| 21 | El Socorro | 136,808 | 15.3702 | FMPlata (2) |
| 22 | Parrilla 18 | 210,061 | 9.2208 | FMPlata (2) |
| 23 | Parrilla 16 | 214,003 | 44.4244 | FMPlata (2) |
| 24 | Parrilla 19 | 214,557 | 30.0068 | FMPlata (2) |
| 25 | Parrilla 21 | 216,554 | 26.8962 | FMPlata (2) |
| 26 | Parrilla 20 | 216,723 | 9.0000 | FMPlata (2) |
| 27 | Parrilla 22 | 219,888 | 53.9870 | FMPlata (2) |
| 28 | Parrilla XIV | 198,568 | 33.1581 | FMPlata (2) |
| 29 | Parrilla Sur | 198,569 | 874.6880 | FMPlata (2) |
| 30 | Parrilla Norte | 198,570 | 1,742.3879 | FMPlata (2) |
| 31 | Parrilla III | 204,357 | 32.5267 | FMPlata (2) |
| 32 | Parrilla VI | 204,358 | 10.0000 | FMPlata (2) |
| 33 | Parrilla VII | 204,520 | 20.8434 | FMPlata (2) |
| 34 | Parrilla IV | 211,943 | 38.1396 | FMPlata (2) |
| 35 | Parrilla 15 | 212,351 | 8.9420 | FMPlata (2) |
| 36 | La Zacatecana | 217,646 | 88.0107 | FMPlata (2) |
| 37 | Michis | 230,602 | 31,350.0000 | FMPlata |
| 38 | La Providencia | 229,493 | 18,465.7120 | FMPlata |
| | **Total Hectares** | | **53,249.2165** | |

(1) All concessions have been transferred to FMPlata

(2) Concessions with provisions to pay royalties

## 7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Parrilla Silver Mine is located in the southeastern part of the state of Durango, at about 60km to the southeast from the capital city of Durango. It is located in the municipality of Nombre de Dios, at about 1km to the SE of the village of San José de la Parrilla.

Geographic coordinates for the central part of La Parrilla Silver Mine area are as follows:

N – 2,625,000; E – 591,500.

La Parrilla Silver Mine district consists of numerous silver / gold / lead / zinc underground mines, Los Rosarios, La Rosa, San José, La Blanca, San Marcos, Las Vacas, Quebradillas, Las Víboras, San Marqueña, Sacramento, Cerro Santiago, Santa Paula and other small workings. FMPlata has consolidated the district into the La Parrilla Silver Mine operation.

Additional details on Accessibility, Infrastructure, Climate, Vegetation, Physiography, Hydrology and Local Resources are presented in Technical Report Amended.

A project access map is shown in Figure 7-1.



Durango
Nombre de Dios
SAN MARTIN
SOMBRERETE
SABINAS
Chalchihuites
Tocayos
LA PARRILLA
SILVER MINE
La Colorada
Fresnillo
Zacatecas
Real de Asientos
MEXICO
LEYENDA
Mina en Producción
0
50
Kilometers


| Prepared by<br>pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | Drawing Provided by/Prepared for<br>*FIRST MAJESTIC SILVER Corp.* | FIGURE 7-1<br>MINING DISTRICTS within LA PARRILLA REGION | Date of Issue<br>Jan/2008 |
| --- | --- | --- | --- |
| Project No.<br>80532 | Project Name<br>La Parrilla Silver Mine | | Drawing Name<br>Fig.7-1.dwg |

## 8.0 HISTORY

La Parrilla Silver Mine mining district was discovered during the Spanish Colonial Times of the XVI century, when mining activity began in the region. Mining districts that are still in operation within this region include mines at Fresnillo, San Martín, Sombrerete, La Colorada, Cerro del Mercado, and others.

La Parrilla Silver Mine consists of underground silver-gold-lead mines with a processing facility that was originally constructed in 1956. The mine and plant were operated until 1999, when operations were shut down due to low silver prices. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. who operated the mine until 1999. The Comisión de Fomento Minero (CFM), a Mexican Federal Entity responsible for promoting and supporting mining, constructed a 180 tpd flotation plant at La Parrilla Silver Mine, which operated as a custom mill, processing ores from nearby areas, such as Chalchihuites, Sombrerete, Zacatecas, etc. This plant was purchased in 1990 by Minera Los Rosarios from CFM. Subsequently, in 2004, FMS acquired the mining rights and the plant from Minera Los Rosarios, and in 2006 successfully negotiated the acquisition of the mineral rights held by Grupo México. Today FMS has consolidated ownership of the plant and all the land surrounding La Parrilla Silver Mine, where numerous mineral occurrences and mineral deposits are being investigated.

Production records by ASARCO and Consejo de Recursos Minerales, plus surveying volumes of old stopes within La Parrilla Silver Mine's district, suggest that approximately 1.2 million tonnes of silver ores were extracted from these mines at an estimated grade of 321 g/tonne Ag, 1.8 % Pb and 1.7 % Zn.

FMS's production from the La Parrilla Silver Mine area (June 2004 to December 2007) amounts to 276,196 tonnes with recovered average grade of 205 g/tonne Ag. These are included in total production within the mining district.

Table 8-1 summarizes the La Parrilla Silver Mine district's historical production.

First Majestic Silver Corp has consolidated ownership of the La Parrilla Silver Mine concessions and property under First Majestic Resources, SA de CV and newly renamed (July 31, 2007) the operating company First Majestic Plata, S.A. de C.V. This operating company is held under FMS's newly created wholly owned Mexican Holding Company, Corporación First Majestic, S.A. de C.V. (CFM). These changes have been incorporated as of August 14, 2007.

FMS resumed operations at La Parrilla Silver Mine in June, 2004, with plans to improve and expand operations. In 2006 FMS initiated construction of a flotation plant within the cyanidation plant facilities, for total production capacity of 800 tonnes per day, including 400 tonnes per day of oxide ore and 400 tonnes of sulfide ore. This flexibility allows for a more efficient processing of the ores extracted from the various mines within the area.

FMPlata has been developing an aggressive exploration program in the area to increase La Parrilla Silver Mine Resources and Reserves. This program includes drilling with six surface drilling rigs operating in the area, as well as underground development.

**TABLE 8-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Historical Mineral Production (*)**

| Mine | Metric Tonnes | Average Grade | | |
|---|---|---|---|---|
| | | Silver g/tonne | Pb % | Zn % |
| Los Rosarios | 530,000 | 450 | 2.60 | 2.80 |
| San Marcos | 100,000 | 250 | 2.20 | 0.50 |
| San José | 50,000 | 125 | 2.00 | 0.80 |
| La Rosa | 20,000 | 350 | 2.50 | 2.00 |
| Mina Los Rosarios, SA de CV | 230,514 | 235 | 1.89 | 1.74 |
| FMPlata production (2) | 276,196 | 205 | - | - |
| **Total Estimated Recovered Production** | **1,206,710** | **321** | **1.81** | **1.67** |
| **Total (ounces, lbs, lbs) =** | | **12,459,730** | **48,141,658** | **44,425,173** |

(*) Data provided by FMS from ASARCO, Consejo de Recursos Minerales and FMPlata.

(1) reported production by Mina Los Rosarios, S.A. de C.V. (1978 - 1991).

(2) FMS production fromJun 2004 to Dec 2007, including 16,589 tonnes of reprocessed dumps.

## 9.0 GEOLOGICAL SETTING

Please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was published on July 25, 2007 in SEDAR.

La Parrilla Silver Mine district is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, within the sub-province of Sierras y Llanuras de Durango. La Parrilla Silver Mine is located in the northern side of a contact zone between a dioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

To this date, there are no changes to report regarding the La Parrilla Silver Mine geology.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.

Figure 9-1 shows La Parrilla Silver Mine Regional Geologic Map.


STRATIGRAPHIC COLUMN
LEGEND
ALLUVIUM
RHYOLITE
INDIDURA FORMATION
CUESTA DEL CURA FORMATION
DIORITE
SKARN
CONTACT
VEIN
SAMPLE
MINING WORKS
STRIKE AND DIP
DIRT ROAD
LOS ROSARIOS GROUP CLAIMS
SCALE 0 125 250 500 METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No 80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.9-1.dwg

FIGURE 9-1
LA PARRILLA SILVER MINE
GEOLOGIC MAP

## 10.0 DEPOSIT TYPES

La Parrilla Silver Mine mineral deposits consist of structurally-controlled mineral concentrations of silver, gold, lead, zinc and other secondary minerals. These occur associated and partly enclosed by the metasomatic zone created by a stock of dioritic composition intruding a sequence of calcareous rocks of Cretaceous age.

The plutonic cycle originated uplifting and intense faulting and fracturing of the pre-existing sedimentary rocks. A broad zone of metasomatic alteration was developed around the outer zone of the intrusive and into the sedimentary rocks, which may reach up to about 2km in the southern part of the outcropping contact zone at the La Parrilla Silver Mine area.

Figure 10-1 shows a sketch of a typical skarn deposit.

To this date, there are no changes to report regarding the La Parrilla Silver Mine geology.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.


DISTAL
REPLACEMENT
Ag-Pb-Zn
Vacas
PROXIMAL-DISTAL
REPLACEMENT
Ag-Pb-Zn
Los Rosario-La Blanca-San Marcos-Quebradillas
DISTAL
Au-Ag Bodies
Cerro Santiago-San Marqueña
Skarn
Replacement
Cretaceous limestones
Skarn-Replacement
San Martin Type
Ag-Pb-Zn)
FELSIC INTRUSION
(OLIGOCENE)
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.10-1.dwg

FIGURE 10-1
SKETCH of a TYPICAL SKARN DEPOSIT

## 11.0 MINERALIZATION

Mineralization at La Parrilla Silver Mine is a typical assemblage of metasomatic deposit and hydrothermal vein deposits with a high content of silver. These mineral assemblages have been affected by processes of oxidation and secondary enrichment. They mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, which consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc.

Figure 11-1 shows oxides mineralization at the Quebradillas mine.

Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides.

Figure 11-2 shows sulphides mineralization at the Vacas mine.

Figure 11-3 shows a view of outcroppings and old surface workings at the Vacas mine area.

The La Parrilla Silver Mine mineralization occurs along a vertical range of about 600m in vertical extension (2,300m to 1,700m above sea level). This extension is known through underground development and drill holes and it is still open to depth. Known longitudinal extensions vary from about 1,200 meters at the Los Rosarios system, 500 meters at the San Marcos vein system, and about 400 meters at the Quebradillas area; however some of these systems may be continuous, such as Los Rosarios System and San Marcos.

To this date, there are no changes to report regarding the La Parrilla Silver Mine mineralization.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.


OXIDES
SULFIDES
Level 1
Level 3
Level 5
Level 7
Level 8
Level 9
ORE SHOOT 2
ORE SHOOT 1
SCALE
METERS
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
80532
FIRST MAJESTIC SILVER Corp.
La Parrilla Silver Mine
Jan/2008
Fig.11-1.dwg

FIGURE 11-1
MINERALIZATION DISTRIBUTION at ROSARIOS VEIN


pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 11-2
SAN MARCOS MINE
MINERALIZED BRECCIA ZONE - OXIDES
Date of Issue
Jan/2008
Drawing Name
Fig.11-2.dwg


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.11-3.dwg

FIGURE 11-3
STOCKWORK ZONE OUTCROPPINGS - QUEBRADILLA

# 12.0 EXPLORATION

## 12.1 *Introduction*

La Parrilla Silver Mine represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high metals prices. Common practice in these districts' development was to mine out high grade ores, for the most part, without exploration efforts.

For additional details on the deposit types at La Parrilla Silver Mine, please refer to La Parrilla Silver Mine Technical Report Amended dated July 24, 2007, which was prepared by Pincock, Allen & Holt, Inc. for First Majestic Silver Corp. and published on July 25, 2007 in SEDAR.

FMS through its wholly-owned Mexican subsidiary FMPlata has developed an aggressive exploration and development program that includes underground workings, such as ramps of access, drifting and crosscutting into the old working areas of the Los Rosarios System including La Blanca, San Marcos, Quebradillas and Vacas areas. This program is based on the following premises:

1. Plan and develop systematic production, increasing operating capacity, to take advantage of current high metal prices.

2. Recover oxides and sulphides mineralization consolidating mining blocks and increasing Reserves to support reasonable production schedule.

3. Support exploration activities for development, channel sampling and underground drilling.

4. Carry out an aggressive exploration program including deep drilling from underground and surface sites, and

5. Focus exploration efforts into regional exploration targets.

FMPlata is focusing exploration efforts on large volume targets while mining small to medium size volume mineral concentrations that were left within blocks and accessible areas along the workings.

Table 12-1 Exploration Programs at La Parrilla Silver Mine, through 2007.

TABLE 12-1
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Exploration Programs Through 2007

| Area | Studies | Drilling | | | Total | UG Development Workings m | | Total |
|---|---|---|---|---|---|---|---|---|
| | | No. Drillholes | Grupo México m | First Majestic m | m | Grupo México m | First Majestic m | m |
| Rosarios | Geology/Geochemistry | 35 | | 13,126 | 13,126 | | 5776 | 5,776 |
| La Rosa | " | 30 | | 5,748 | 5,748 | | | - |
| Rosarios Oxidos | " | 17 | - | 1,623 | 1,623 | | | - |
| San Marcos | " | 38 | - | 8,317 | 8,317 | | 1097 | 1,097 |
| La Blanca | | 29 | | 8,416 | 8,416 | | 1153 | 1,153 |
| Quebradillas | | 36 | | 8,674 | 8,674 | | 2580 | 2,580 |
| Quebradillas/Vacas/Others (G.M) | | 85 | 15,563 | | 15,563 | 1,663 | | 1,663 |
| Vacas | IP-1200m - 10 Sec. | 22 | | 6,745 | 6,745 | | | - |
| Santa Paula | IP-1000m - 4 Sec. | 1 | - | 300 | 300 | | | - |
| San Nicolás | IP-1000m - 7 Sec. | 5 | - | 1,364 | 1,364 | | | - |
| Sacramento A | IP-2000m - 9 Sec. | | | | - | | | - |
| Sacramento B | IP-1000m - 5 Sec. | | | | - | | | - |
| Parrilla District | Airborne magnetometry | | | | - | | | - |
| Total | | 298 | 15,563 | 54,313 | 69,875 | 1,663 | 10,606 | 12,269 |

## 12.2 *Exploration Programs*

FMPlata exploration programs for the La Parrilla Silver Mine district are designed to investigate principally two types of targets:

- To increase La Parrilla Silver Mine Resource / Reserve base within currently producing areas. These targets include mine workings and drilling for confirmation of blocks and areas in the Los Rosarios System, La Blanca, San Marcos, Quebradillas, Las Vacas, etc.

- To investigate geophysical, geochemical and structural targets that may indicate significant concentrations of minerals. These target areas may represent large-volume exploration targets. These areas are generally associated with the contact zone between the regional intrusive stock and sedimentary formations, or with dykes and sills that may indicate favorable zones for mineral concentrations.

- Access, prepare and develop old mine workings such as Quebradillas, Las Vacas, San Marcos, etc.

FMPlata has considered a significant budget for investment in exploration at La Parrilla Silver Mine. This budget includes programs of exploration that have already shown positive results by indicating an important Resource / Reserve base for the mine. It appears that, at no other time during the life of the mine, La Parrilla Silver Mine has shown the Reserves and Resources currently estimated by FMPlata.

Table 12-2 shows the Exploration Program and Budget for 2008.

**TABLE 12-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**2008 Exploration Programs**

| Exploration Activities | Objetive | Area | Quantity | Total estimated cost US$ |
|---|---|---|---|---|
| Geophysical Survey IP | Define areas | Cerro Santiago | 15 km | 45,000 |
| | for drilling | La Cruz | 15 km | 45,000 |
| Geochemical Survey | Define areas | Cerro Santiago | 250 samples | 12,500 |
| | for drilling | Providencia | 250 samples | 12,500 |
| | | La Cruz | 250 samples | 12,500 |
| | | Michis | 300 samples | 15,000 |
| | | Assays DDH | 1,030 samples | 51,500 |
| Surface Diamond Drilling | Develop resources | Quebradillas | 3,000 m (20 dh) | 300,000 |
| | | Vacas | 1,500 m (4 dh) | 150,000 |
| | | San Marcos | 4,000 m (11 dh) | 400,000 |
| | | Santa Paula | 2,000 m (6 dh) | 200,000 |
| | | Cerro Santiago | 2,000 m (9 dh) | 200,000 |
| | | Sacramento | 5,000 m (15 dh) | 500,000 |
| Underground Diamond Drilling | Develop resources | La Rosa - Rosarios | 500 m (2 dh) | 50,000 |
| | at depth | Quebradillas | 4,200 m (29 dh) | 420,000 |
| | | San Marcos | 500 m (8 dh) | 50,000 |
| | | La Blanca | 2,000 m (15 dh) | 200,000 |
| Underground development (ramps, drifts, crosscuts, drill sites) | Develop resources and reserves, drill sites | Quebradillas - Vacas (ramp) | 900 meters | 585,000 |
| **Total Estimated Budget 2008** | | | | **3,249,000** |

## 12.2.1 Geophysical Exploration

FMPlata has carried out geophysical investigations to confirm previous studies within the areas of Quebradillas, Sacramento, Las Vacas, and Santa Paula. These investigations have confirmed the presence of IP, Resistivity and Magnetic anomalies which will be further investigated by direct methods, such as drilling and underground access where possible.

Figure 12-1 shows Geophysical Anomalies for Further Investigation

FMPlata has included in 2008 additional exploration programs for IP, Resistivity and Magnetic surveying at the following areas: Cerro Santiago, La Cruz, Michis and Providencia. Total estimated length of IP surveying is 30km.

## 12.2.2 Geochemical Exploration

FMPlata exploration program for 2008 includes geochemical investigations to complement exploration investigations by geophysical methods at the Cerro Santiago, Providencia, La Cruz and Michis areas. This program includes about 1,050 samples to detail, confirm or evaluate some of the geophysically anomalous areas. FMPlata exploration program for La Parrilla Silver Mine during 2008 include geologic mapping and geochemical sampling of the Quebradillas and Víboras areas.

PAH recommends running geochemical investigations from drilling samples, initiating core sampling of the different rock formations, other than those mineralized zones (1,030 samples). The intention would be to apply geochemical signatures by rock formations and establish a database that may help to make


LEGEND
GEOLOGY
SYMBOL
MAGNETIC ANOMALIES
IP
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.12-1.dwg

FIGURE 12-1
GEOPHYSICAL ANOMALIES

interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The Database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements.

## 12.3 *Drilling*

Drilling programs at La Parrilla Silver Mine have been limited by past operators, since the best exploration results may have been obtained through underground development. However, FMPlata has obtained positive results by increasing drilling to define and evaluate new mineralized zones as well as to investigate continuity of ore shoots for development.

FMPlata initiated an aggressive drilling program to explore the various areas of interest within La Parrilla Silver Mine holdings in 2005. The entire program through to October 31, 2007, has consisted of 213 diamond drillholes completed by FMPlata for a total drilled depth of 54,313m.

Table 12-3 shows completed drilling at La Parrilla Silver Mine by FMS through October 2007.

**TABLE 12-3**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**FMPlata Drilling Programs through 2007**

| Area | Drilling | |
|---|---|---|
| | No. Drillholes | First Majestic m |
| Rosarios | 35 | 13,126 |
| La Rosa | 30 | 5,748 |
| Rosarios Oxidos | 17 | 1,623 |
| San Marcos | 38 | 8,317 |
| La Blanca | 29 | 8,416 |
| Quebradillas | 36 | 8,674 |
| Vacas | 22 | 6,745 |
| Santa Paula | 1 | 300 |
| San Nicolás | 5 | 1,364 |
| **Total** | **213** | **54,313** |
| Average drilled depth | | 255 |

Figure 12-2 shows a typical Cross Section of Drilling at the Vacas area.

FMPlata contracted and is operating six drill rigs to carry out the 2008 program that includes 24,700m of drilling in the Quebradillas, Vacas, San Marcos, Santa Paula, Cerro Santiago, Sacramento and Michis areas.


W
NE
L.R
VETA VACAS
PRESA DE JALES
LITOLOGIA

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No
80532

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Parrilla Silver Mine

FIGURE 12-2
DRILLING at VACAS

Date of Issue
Jan/2008

Drawing Name
Fig.12-2.dwg

## 12.4 *Opinion*

In PAH's opinion the exploration programs developed by FMPlata at the La Parrilla Silver Mine have been successful in testing exploration targets, increasing the mine's Reserve / Resource base and indicating new targets of exploration within the mining district. FMPlata has assembled an experienced and enthusiastic team of exploration professionals to cover all facets of the exploration requirements.

Table 12-4 presents a full list of FMPlata's drilling at La Parrilla Silver Mine.

TABLE 12-4
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
All Drilling



| Rosario | BARRENO | FECHA T. | X | Y | Z | INC. | AZIMUT | LONG. | DE | A | INTERVAL | ANCHO REA | Au Gr/t | Ag Gr/t | Pb % | Zn % |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | RO-01 | 01/03/2006 | 591564.50 | 2625230.50 | 2105.00 | -61.00 | 200 | 432.00 | 319.40 | 322.40 | 3.00 | 2.46 | 0.48 | 228 | 0.37 | 1.87 |
| | | | | | | | | | 351.65 | 354.80 | 2.95 | 2.85 | 0.20 | 99 | 0.14 | 0.34 |
| | RO-02 | 15/03/2006 | 591523.00 | 2625262.60 | 2100.00 | -50 | 200.00 | 401.40 | 360.35 | 361.35 | 1.00 | 0.97 | 0.00 | 100 | 0.21 | 0.35 |
| | | | | | | | | | 364.90 | 365.90 | 1.00 | 0.97 | 0.00 | 147 | 0.56 | 0.15 |
| | | | | | | | | | 368.90 | 371.90 | 3.00 | 2.90 | 0.00 | 127 | 0.72 | 0.97 |
| | RO-03 | 28/03/2006 | 591564.50 | 2625230.50 | 2105.00 | -50 | 200.00 | 450.60 | 288.85 | 318.40 | 6.15 | 5.94 | 0.22 | 379 | 1.25 | 0.85 |
| | RO-04 | 23/03/2006 | 591608.30 | 2625058.40 | 2140.00 | -50 | 200.00 | 237.45 | 201.60 | 205.15 | 3.55 | 3.43 | 0.04 | 184 | 1.23 | 0.09 |
| | RO-05 | 27/03/2006 | 591481.00 | 2625292.70 | 2095.00 | -50 | 200.00 | 485.40 | 401.40 | 403.45 | 2.05 | 1.98 | 0.28 | 120 | 1.70 | 1.49 |
| | RO-06 | 04/04/2006 | 591608.30 | 2625058.40 | 2135.00 | -64 | 200.00 | 273.55 | 238.30 | 240.70 | 2.40 | 2.32 | 0.04 | 160 | 1.24 | 0.35 |
| | RO-07 | 09/04/2006 | 591227.00 | 2625326.60 | 2120.00 | -55 | 200.00 | 443.80 | 393.60 | 395.30 | 1.70 | 1.64 | 0.17 | 107 | 3.09 | 1.50 |
| | | | | | | | | | 400.00 | 401.40 | 1.40 | 1.35 | 0.09 | 214 | 3.43 | 3.82 |
| | RO-08 | 22/04/2006 | 591275.20 | 2625311.80 | 2125.00 | -50 | 200.00 | 461.50 | 345.10 | 347.70 | 2.60 | 2.51 | 0.17 | 229 | 0.44 | 0.70 |
| | RO-09 | 24/04/2006 | 591647.60 | 2625020.00 | 2135.00 | -54 | 200.00 | 212.20 | 169.25 | 172.10 | 2.85 | 2.75 | 0.18 | 378 | 0.70 | 0.49 |
| | RO-10 | 20/04/2006 | 591227.00 | 2625326.60 | 2120.00 | -63 | 200.00 | 481.10 | 427.50 | 430.50 | 3.00 | 2.90 | 0.07 | 58 | 0.82 | 0.42 |
| | RO-11 | 29/04/2006 | 591163.00 | 2625296.50 | 2130.00 | -60 | 200.00 | 450.00 | 317.25 | 320.60 | 3.35 | 3.24 | 0.56 | 133 | 1.14 | 0.31 |
| | RO-12 | 04/05/2006 | 591647.50 | 2625020.00 | 2135.00 | -65 | 200.00 | 231.40 | 208.30 | 212.10 | 3.80 | 3.67 | 0.57 | 384 | 1.26 | 0.11 |
| | RO-13 | 10/05/2006 | 591648.50 | 2625169.00 | 2103.30 | -55 | 200.00 | 344.40 | 309.15 | 318.10 | 8.95 | 8.65 | 0.16 | 135 | 0.88 | 0.59 |
| | RO-14 | 09/05/2006 | 591296.70 | 2625225.60 | 2150.00 | -65 | 200.00 | 412.90 | 284.40 | 294.40 | 10.00 | 9.66 | 0.03 | 1 | 0.00 | 0.00 |
| | | | | | | | | | 360.20 | 362.70 | 2.50 | 9.66 | 0.01 | 2 | 0.04 | 0.01 |
| | RO-15 | 24/05/2006 | 591578.00 | 2625121.10 | 2131.51 | -57 | 200.00 | 313.85 | 284.05 | 287.70 | 3.65 | 3.53 | 0.33 | 213 | 0.60 | 0.26 |
| | RO-16 | 01/06/2006 | 591670.50 | 2625083.00 | 2059.30 | -60 | 200.00 | 264.50 | 263.70 | 265.80 | 2.10 | 2.03 | 0.09 | 1,609 | 8.47 | 0.09 |
| | RO-17 | 16/06/2006 | 591578.00 | 2625121.10 | 2131.50 | -65 | 200.00 | 354.40 | 309.95 | 312.90 | 2.95 | 2.85 | 0.13 | 169 | 0.01 | 0.01 |
| | RO-18 | 15/07/2006 | 591227.00 | 2625326.60 | 2120.00 | -43 | 200.00 | 390.00 | 356.05 | 373.00 | 16.95 | 16.37 | 0.09 | 224 | 3.09 | 2.56 |
| | RO-19 | 25/07/2006 | 591488.33 | 2625168.29 | 2122.58 | -56 | 200.00 | 376.25 | 309.00 | 310.10 | 1.10 | 0.89 | 0.14 | 141 | 0.15 | 0.03 |
| | RO-20 | 26/07/2006 | 591435.42 | 2625168.22 | 2122.29 | -56 | 200.00 | 320.00 | 273.15 | 275.30 | 2.15 | 2.08 | 0.09 | 345 | 0.45 | 0.06 |
| | RO-21 | 05/08/2006 | 591435.42 | 2625168.22 | 2122.29 | -63 | 200.00 | 319.60 | 292.15 | 296.15 | 4.00 | 3.86 | 0.03 | 148 | 0.75 | 0.72 |
| | RO-22 | 12/08/2006 | 591275.24 | 2625311.89 | 2132.07 | -59 | 200.00 | 405.70 | | | | | | | | |
| | RO-23 | 18/08/2006 | 591293.83 | 2625218.05 | 2157.73 | -58 | 200.00 | 355.90 | | | | | | | | |
| | RO-24 | 06/09/2006 | 591103.93 | 2625280.60 | 2124.18 | -67 | 200.00 | 316.25 | 291.85 | 296.55 | 4.70 | 4.54 | 0.14 | 100 | 0.98 | 0.59 |
| | RO-25 | 20/09/2006 | 591103.92 | 2625280.66 | 2123.07 | -67 | 200.00 | 377.25 | | | | | | | | |
| | RO-26 | 08/10/2006 | 591670.53 | 2625083.31 | 2115.10 | -68 | 200.00 | 348.90 | 298.75 | 311.90 | 13.15 | 12.70 | 0.18 | 274 | 1.15 | 0.09 |
| | RO-27 | 18/10/2006 | 591670.54 | 2625083.13 | 2115.10 | -74 | 200.00 | 356.20 | 333.80 | 335.90 | 2.10 | 2.03 | 0.11 | 124 | 0.19 | 0.14 |
| | | | | | | | | | 345.80 | 350.10 | 4.30 | 4.15 | 0.19 | 466 | 0.21 | 0.05 |
| | RO-28 | 10/11/2006 | 591648.50 | 2625169.00 | 2103.30 | -64 | 200.00 | 395.00 | 365.10 | 374.10 | 9.00 | 8.69 | 0.08 | 273 | 0.74 | 0.46 |
| | | | | | | | | | 381.15 | 383.80 | 2.65 | 2.56 | 0.03 | 137 | 0.31 | 0.06 |
| | RO-29 | 27/11/2006 | 591648.50 | 2625169.00 | 2103.30 | -71 | 200.00 | 437.90 | 389.75 | 390.30 | 0.55 | 0.53 | 0.00 | 394 | 0.19 | 0.17 |
| | | | | | | | | | 401.05 | 407.80 | 6.75 | 6.52 | 0.13 | 344 | 2.40 | 2.26 |
| | RO-30 | 12/12/2006 | 591604.14 | 2625203.34 | 2107.38 | -58 | 200.00 | 429.00 | 196.55 | 208.65 | 8.75 | 8.75 | 0.02 | 55 | 0.25 | 0.08 |
| | RO-31 | 1/1/2007 | 591758.00 | 2625059.00 | 2100.00 | -73 | 200.00 | 437.4 | | | | | | | | |
| | RO-32 | 22/01/2007 | 591564.50 | 2625230.50 | 2105.00 | -67 | 200.00 | 411.1 | | | | | | | | |
| | RO-33 | 08/02/2007 | 591528.20 | 2625279.81 | 2097.44 | -56 | 200.00 | 429.25 | | | | | | | | |
| | RO-34 | 14/09/2007 | 591803.00 | 2625031.00 | 2103.86 | | 200.00 | 350.00 | | | | | | | | |
| | RO-39 | 07/03/2007 | 591481.00 | 2625292.70 | 2095.00 | -56 | 200.00 | 458.75 | | | | | | | | |
| | | | | | NO. DE BARRENOS 35 | | TOTAL METROS | 13125.90 | | | | | | | | |
| La Blanca | LB_01 | [illegible]/09/2006 | 590782.85 | 2625271.26 | 2127.70 | -52 | 200 | 214.10 | 143.90 | 145.15 | 1.25 | 1.06 | 0.09 | 109 | 3.98 | 0.69 |
| | | | | | | | | | 187.95 | 191.50 | 9.90 | 8.42 | 0.04 | 170 | 1.89 | 0.82 |
| | LB_02 | [illegible]/09/2006 | 590782.79 | 2625271.67 | 2127.46 | -69 | 200 | 273.65 | 159.05 | 160.40 | 1.35 | 1.15 | 0.06 | 166 | 4.04 | 2.64 |
| | | | | | | | | | 184.35 | 191.40 | 7.05 | 6.00 | 0.12 | 98 | 1.89 | 1.18 |
| | LB_03 | [illegible] | 590731.62 | 262579.36 | 2125.64 | -50 | 200 | 326.95 | 148.20 | 149.20 | 1.00 | 0.85 | 0.22 | 258 | 2.70 | 0.22 |
| | | | | | | | | | 158.30 | 160.30 | 2.00 | 1.70 | 0.06 | 134 | 1.38 | 0.65 |
| | LB_04 | 14/10/2006 | 590731.70 | 2625279.69 | 2125.54 | -61 | 200 | 341.40 | 114.25 | 118.15 | 3.90 | 3.21 | 0.00 | 92 | 2.17 | 0.45 |
| | | | | | | | | | 139.55 | 143.90 | 4.35 | 3.58 | 0.00 | 53 | 1.14 | 0.94 |
| | | | | | | | | | 213.50 | 254.90 | 41.40 | 34.05 | 0.00 | 40 | 1.08 | 1.53 |
| | LB_05 | 27/01/2006 | 590731.84 | 2625280.08 | 2125.54 | -69 | 200 | 383.60 | 312.20 | 324.55 | 8.50 | 8.21 | 0.01 | 76 | 1.26 | 1.25 |
| | LB_06 | 12/02/2006 | 590674.25 | 2625297.01 | 2130.60 | -62 | 200 | 355.60 | 100.25 | 102.45 | 2.20 | 2.13 | 0.45 | 49 | 2.24 | 0.51 |
| | LB_07 | 13/11/2006 | 590674.43 | 2625297.27 | 2130.39 | -62 | 200 | 446.15 | 255.75 | 261.25 | 5.80 | 5.60 | 0.02 | 108 | 2.79 | 3.03 |
| | LB_08 | 13/11/2006 | 590692.18 | 2625403.15 | 2110.84 | -55 | 200 | 492.45 | | | | | | | | |
| | LB_09 | 30/11/2006 | 590813.87 | 2625367.57 | 2118.82 | -55 | 200 | 540.70 | | | | | | | | |
| | LB_10 | 10/01/2007 | 590813.87 | 2625367.57 | 2118.82 | -55 | 200 | 321.05 | 42.00 | 57.20 | 15.20 | 14.68 | 0.01 | 13 | 0.03 | 0.11 |
| | LB_11 | 11/12/2006 | 590628.28 | 2625314.23 | 2137.79 | -50 | 200 | 273.95 | | | | | | | | |
| | LB_12 | 09/01/2007 | 590641.37 | 2625222.61 | 2142.51 | -61 | 200 | 220.05 | 79.85 | 82.35 | 2.50 | 2.41 | 0.66 | 70 | 7.36 | 1.70 |
| | | | | | | | | | 112.95 | 116.85 | 3.90 | 3.77 | 0.05 | 80 | 2.19 | 2.19 |
| | LB_13 | 24/01/2007 | 590641.37 | 2625222.61 | 2147.10 | -53 | 200 | 321.00 | 104.80 | 111.15 | 6.35 | 6.13 | 0.15 | 212 | 3.32 | 2.51 |
| | | | | | | | | | 144.45 | 147.70 | 3.25 | 3.14 | 0.02 | 115 | 2.09 | 1.86 |
| | | | | | | | | | 156.25 | 157.65 | 1.40 | 1.35 | 0.04 | 145 | 8.55 | 8.74 |
| | LB_14 | 07/02/2007 | 590826.26 | 2625253.65 | 2132.85 | -62 | 200 | 229.35 | 205.30 | 206.30 | 1.00 | 0.97 | 0.04 | 411 | 5.54 | 2.78 |
| | | | | | | | | | 218.00 | 221.45 | 3.45 | 3.33 | 0.32 | 184 | 2.21 | 1.72 |
| | LB_15 | 09/02/2007 | 590616.36 | 2625250.54 | 2143.71 | -57 | 200 | 312.25 | 125.35 | 131.20 | 5.85 | 5.65 | 0.25 | 51 | 0.22 | 1.55 |
| | LB_16 | 24/02/2007 | 590803.21 | 2625290.40 | 2127.78 | -52 | 260 | 70.50 | | | | | | | | |
| | LB_17 | 07/03/2007 | 590780.11 | 2625272.85 | 2127.35 | -55 | 260 | 272.30 | | | | | | | | |
| | LB_18 | 16/03/2007 | 590780.39 | 2625272.90 | 2127.22 | -65 | 260 | 197.40 | 209.05 | 229.75 | 20.70 | 19.99 | 0.16 | 75 | 0.69 | 3.82 |
| | LB_19 | 27/03/2007 | 590626.96 | 2625284.71 | 2142.24 | -60 | 260 | 299.70 | | | | | | | | |
| | LB_20 | 10/04/2007 | 590761.47 | 2625216.08 | 2135.23 | -50 | 260 | 220.15 | | | | | | | | |
| | LB_21 | 16/04/2007 | 590761.47 | 2625216.08 | 2135.23 | -65 | 260 | 214.90 | | | | | | | | |
| | LB_22 | 01/05/2007 | 590743.11 | 2625162.07 | 2148.09 | -65 | 260 | 271.80 | | | | | | | | |
| | LB_23 | 10/05/2007 | 590705.89 | 2625207.29 | 2142.51 | -50 | 260 | 202.80 | | | | | | | | |
| | LB_24 | 23/05/2007 | 590731.84 | 2625280.08 | 2125.54 | -60 | 260 | 361.60 | | | | | | | | |
| | LB_25 | 31/05/2007 | 590674.43 | 2625297.27 | 2130.38 | -65 | 260 | 206.40 | | | | | | | | |
| | LB_26 | 20/06/2007 | 590616.35 | 2625250.54 | 2143.71 | -60 | 260 | 230.50 | | | | | | | | |
| | LB_27 | 23/06/2007 | 590581.2904 | 2625331.328 | 2126.69 | -60 | 260 | 175.30 | | | | | | | | |
| | LB_28 | 04/07/2007 | 590581.2904 | 2625331.328 | 2126.69 | -50 | 200 | 220.45 | | | | | | | | |
| | LB_29 | 11/07/2007 | 590581.2904 | 2625331.328 | 2126.69 | -60 | 200 | 281.05 | | | | | | | | |
| | | | | | NO. DE BARRENOS 29 | | TOTAL METROS | 8277.10 | | | | | | | | |
| La Rosa | LR1 | [illegible]/06/2005 | 591172.90 | 2624960.00 | 2119.61 | -50.00 | 200 | 125.40 | 106.90 | 121.40 | 14.50 | 12.58 | 0.08 | 155 | - | - |
| | LR2 | [illegible]/07/2005 | 591172.90 | 2624960.00 | 2119.61 | -64.00 | 200 | 170.50 | 125.65 | 130.65 | 6.00 | 3.70 | 0.11 | 652 | - | - |
| | | | | | | | | | 149.10 | 150.65 | 1.55 | 1.14 | 0.05 | 191 | - | - |
| | LR3 | [illegible] | 591776.00 | 2624936.00 | 2129.66 | -50.00 | 200 | 136.25 | 113.90 | 126.95 | 13.35 | 7.58 | 0.04 | 161 | - | - |
| | LR4 | 26/[illegible]/2005 | 591763.00 | 2624953.00 | 2125.00 | -70.00 | 200 | 176.75 | 141.00 | 143.05 | 2.05 | 1.33 | 0.24 | 123 | - | - |
| | LR5 | 23/08/2005 | 591838.80 | 2624953.00 | 2116.63 | -45.00 | 200 | 172.60 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR6 | 31/08/2005 | 591838.00 | 2624953.00 | 2116.63 | -76.00 | 200 | 213.50 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR7 | 01/09/2005 | 591888.00 | 2624954.00 | 2108.03 | -62.00 | 200 | 176.25 | 160.00 | 165.90 | 5.90 | 4.94 | 0.05 | 214 | 0.08 | 0.14 |
| | LR8 | 13/09/2005 | 591888.00 | 2624954.00 | 2108.03 | -74.00 | 200 | 200.75 | 180.75 | 181.75 | 1.00 | 0.70 | 0.11 | 124 | 0.68 | 0.04 |
| | LR9 | 19/09/2005 | 591861.00 | 2625025.00 | 2095.00 | -76.00 | 200 | 297.07 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR10 | 23/09/2005 | 591960.00 | 2624863.00 | 2100.65 | -68.00 | 200 | 152.95 | 143.35 | 147.00 | 3.65 | 2.68 | 0.05 | 236 | 0.10 | 0.05 |
| | LR11 | 11/10/2005 | 591909.00 | 2625021.00 | 2091.32 | -72.00 | 200 | 278.75 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR12 | 30/09/2005 | 591921.00 | 2624899.00 | 2105.98 | -45.00 | 200 | 128.85 | 114.70 | 118.25 | 3.55 | 2.42 | 0.06 | 169 | - | - |
| | LR13 | 06/10/2005 | 591921.00 | 2624899.00 | 2105.98 | -45.00 | 200 | 183.35 | 151.80 | 152.80 | 1.00 | 0.64 | 0.12 | 142 | 0.01 | 0.05 |
| | LR14 | 18/10/2005 | 591958.00 | 2624857.00 | 2100.77 | -45.00 | 200 | 166.35 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR15 | 31/10/2005 | 591978.00 | 2624923.00 | 2095.39 | -72.00 | 200 | 192.80 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR16 | 21/10/2005 | 591958.00 | 2624857.00 | 2100.77 | -72.00 | 200 | 120.25 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR17 | 31/10/2005 | 592026.00 | 2624841.00 | 2096.87 | -70.00 | 200 | 207.10 | 90.10 | 91.75 | 1.65 | 1.47 | 0.07 | 135 | 0.40 | 0.17 |
| | LR18 | 12/11/2005 | 592057.00 | 2624934.00 | 2086.80 | -60.00 | 200 | 162.10 | 136.45 | 142.55 | 6.10 | 4.80 | 0.09 | 100 | - | - |
| | LR19 | 12/11/2005 | 592078.00 | 2624882.00 | 2090.00 | -52.00 | 200 | 109.60 | | | | | | | | |
| | LR20 | 22/11/2005 | 592057.00 | 2624934.00 | 2087.09 | -72.00 | 200 | 182.25 | 108.30 | 109.10 | 0.80 | 0.79 | 0.05 | 103 | 0.18 | 0.13 |
| | LR21 | | N/R | N/R | N/R | N/R | N/R | | | | | | | | | |
| | LR22 | 19/11/2005 | 592078.00 | 2624882.00 | 2090.00 | -62.00 | 200 | 159.35 | 125.10 | 128.10 | 3.00 | 2.46 | 0.03 | 128 | 0.39 | 0.40 |
| | LR23 | | N/R | N/R | N/R | N/R | N/R | | | | | | | | | |
| | LR24 | | N/R | N/R | N/R | N/R | N/R | | | | | | | | | |
| | LR25 | 26/01/2006 | 591690.00 | 2624980.00 | 2135.00 | -60.00 | 200 | 163.30 | 139.95 | 141.90 | 1.95 | 1.72 | 0.04 | 171 | 0.41 | 0.10 |
| | LR26 | 16/02/2006 | 591690.00 | 2624980.00 | 2135.00 | -73.00 | 200 | 200.80 | 175.80 | 186.55 | 10.75 | 9.31 | 0.13 | 577 | 0.56 | 0.14 |
| | LR27 | 17/02/2006 | 591715.00 | 2625012.00 | 2115.00 | -60.00 | 200 | 252.70 | 210.70 | 222.15 | 4.45 | 3.41 | 0.11 | 375 | 1.42 | 1.75 |
| | LR28 | 01/03/2006 | 591715.00 | 2625012.00 | 2115.00 | -55.00 | 200 | 190.30 | 162.85 | 166.80 | 3.95 | 3.71 | 0.07 | 1,294 | 0.46 | 0.02 |
| | LR29 | 27/02/2006 | 591715.00 | 2625012.00 | 2133.00 | -55.00 | 200 | 181.70 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR30 | 19/05/2006 | 591758.00 | 2625059.00 | 2092.89 | -60.00 | 200 | 258.70 | CORTE SIN VALORES ECONÓMICOS | | | | | | | |
| | LR31 | 5/24/2006 | 591758.00 | 2625059.00 | 2092.89 | -73.00 | 200 | 285.35 | 254.80 | 262.30 | 5.25 | 3.23 | 0.14 | 203 | 0.22 | 0.04 |
| | LR32 | 5/29/2006 | 591682.05 | 2624976.30 | 2103.10 | -66.00 | 200 | 271.60 | 240.10 | 242.10 | 2.00 | 1.60 | 0.12 | 156 | 0.04 | 0.03 |
| | | | | | | | | | 246.10 | 247.10 | 1.00 | 0.80 | 0.09 | 121 | 0.20 | 0.12 |

| | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | LR33 | 6/1/2006 | 591803.00 | 2625031.00 | 2097.91 | -65.00 | 200 | 230.55 | | | | | | | | |
| | | | | NO. DE BARRENOS 30 | TOTAL METROS | | | 5747.77 | | | | | | | | |
| San Marcos | SM_01 | 26/02/2006 | 592501.60 | 2624154.60 | 2097.76 | -52.00 | 250 | 99.00 | | | | | | | | |
| | SM_02 | 07/03/2006 | 592491.241 | 2624106.632 | 2093.792 | -52.00 | 250 | 105.45 | 102.00 | 105.45 | 2.65 | 3.32 | 0.00 | 16 | 0.13 | 0.13 |
| | SM_03 | [illegible]/2006 | 592524.834 | 2624008.698 | 2075.927 | -55.00 | 250 | 138.65 | 114.60 | 120.20 | 5.60 | 5.08 | 0.02 | 373 | 0.07 | 0.05 |
| | [illegible] | [illegible] | 592536.974 | 2624129.592 | 2087.206 | -55.00 | 250 | 212.15 | 153.00 | 166.44 | 6.35 | 5.76 | 0.00 | 201 | 0.37 | 0.25 |
| | SM_05 | [illegible]/2006 | 592405.572 | 2624274.718 | 2129.283 | -50.00 | 250 | 175.30 | 123.40 | 124.10 | 0.70 | 0.58 | 0.04 | 260 | 0.02 | 0.01 |
| | SM_06 | 25/04/2006 | 592380.57 | 2624369.33 | 2105.51 | -60.00 | 250 | 171.65 | 101.90 | 105.60 | 3.70 | 3.70 | 0.17 | 879 | – | – |
| | SM_07 | 05/05/2006 | 592597.59 | 2624026.66 | 2068.42 | -55.00 | 250 | 207.00 | 182.10 | 190.70 | 8.60 | 7.04 | 0.05 | 19 | 0.13 | 0.17 |
| | SM_08 | 15/05/2006 | 592550.88 | 2624074.20 | 2078.53 | -50.00 | 250 | 139.50 | 120.25 | 127.25 | 7.00 | 5.36 | 0.00 | 41 | – | – |
| | SM_09 | 30/05/2006 | 592550.88 | 2624074.20 | 2078.53 | -85.00 | 250 | 126.00 | 159.00 | 174.30 | 9.70 | 8.79 | 0.03 | 40 | 0.11 | 0.10 |
| | SM_10 | 15/06/2006 | 592549.22 | 2624168.60 | 2088.88 | -59.00 | 250 | 227.30 | 198.95 | 200.00 | 1.05 | 0.84 | 0.03 | 129 | 0.14 | 0.07 |
| | SM_11 | 13/06/2006 | 592615.37 | 2623978.66 | 2068.81 | -55.00 | 250 | 380.15 | | | | | | | | |
| | SM_12 | 27/06/2006 | 592377.97 | 2624323.43 | 2118.84 | -69.00 | 250 | 106.55 | | | | | | | | |
| | SM_13 | 05/07/2006 | 592357.87 | 2624415.42 | 2092.04 | -55.00 | 250 | 160.95 | 131.20 | 132.35 | 1.00 | 0.81 | 0.03 | 165 | 0.00 | 0.03 |
| | | | | | | | | | 135.60 | 137.40 | 1.80 | 1.46 | 0.04 | 141 | 0.01 | 0.08 |
| | SM_14 | 25/08/2006 | 592503.44 | 2624211.05 | 2103.84 | -67.00 | 250 | 219.10 | | | | | | | | |
| | SM_15 | 05/09/2006 | 592498.28 | 2624258.04 | 2107.73 | -62.00 | 250 | 216.45 | 186.10 | 188.70 | 2.60 | 1.99 | 0.11 | 215 | 0.03 | 0.01 |
| | | | | | | | | | 194.15 | 195.95 | 1.80 | 1.38 | 0.14 | 612 | 0.08 | 0.05 |
| | SM_16 | 16/09/2006 | 592467.73 | 2624146.14 | 2103.99 | -61.00 | 250 | 110.75 | | | | | | | | |
| | SM_17 | 26/09/2006 | 592376.22 | 2624367.40 | 2106.85 | -75.00 | 250 | 169.60 | 146.10 | 148.50 | 2.40 | 1.84 | 1.85 | 501 | 3.76 | 0.01 |
| | | | | | | | | | 146.10 | 148.50 | 3.20 | 2.45 | 0.04 | 262 | 0.10 | 0.04 |
| | SM_18 | 04/10/2006 | 592427.54 | 2624340.80 | 2110.21 | -61.00 | 250 | 175.55 | 150.50 | 155.70 | 5.20 | 5.07 | 0.18 | 311 | 0.28 | 0.24 |
| | SM_19 | 10/10/2006 | 592307.85 | 2624399.08 | 2094.74 | -66.00 | 250 | 144.20 | 125.65 | 130.20 | 4.55 | 4.55 | 0.00 | 27 | 0.05 | 0.12 |
| | SM_20 | 29/11/2006 | 592384.05 | 2624429.48 | 2091.54 | -69.00 | 250 | 206.90 | 175.70 | 177.05 | 1.35 | 0.81 | 0.02 | 122 | 0.33 | 0.18 |
| | SM_21 | 12/12/2006 | 592427.84 | 2624339.66 | 2109.40 | -73.00 | 250 | 206.25 | 179.55 | 180.25 | 0.70 | 0.43 | 0.35 | 106 | 0.08 | 0.07 |
| | | | | | | | | | 183.10 | 185.70 | 2.60 | 1.60 | 0.85 | 119 | 0.09 | 0.09 |
| | SM_22 | 11/01/2007 | 592437.80 | 2624289.50 | 2128.15 | -65.00 | 250 | 205.05 | 106.55 | 107.45 | 0.90 | 0.90 | 0.00 | 216 | 0.05 | 0.12 |
| | | | | | | | | | 112.25 | 115.00 | 2.75 | 2.75 | 0.00 | 88 | 0.07 | 0.04 |
| | SM_23 | 27/02/2007 | 592437.80 | 2624289.50 | 2128.15 | -74.00 | 250 | 250.80 | | | | | | | | |
| | SM_24 | 14/03/2007 | 592417.02 | 2624436.61 | 2088.14 | -67.00 | 250 | 299.15 | | | | | | | | |
| | SM_25 | 29/03/2007 | 592496.21 | 2624364.06 | 2097.19 | -73.00 | 250 | 294.85 | | | | | | | | |
| | SM_26 | 29/03/2007 | 592594.78 | 2624302.03 | 2087.89 | -54.00 | 250 | 308.60 | | | | | | | | |
| | SM_27 | 11/04/2007 | 592594.83 | 2624190.23 | 2082.12 | -58.00 | 250 | 347.85 | | | | | | | | |
| | SM_28 | 26/04/2007 | 592627.03 | 2624152.45 | 2073.40 | -60.00 | 250 | 331.30 | | | | | | | | |
| | SM_29 | 07/05/2007 | 592341.74 | 2624471.30 | 2087.71 | -65.00 | 250 | 252.95 | | | | | | | | |
| | SM_30 | 15/05/2007 | 592341.74 | 2624471.30 | 2087.71 | -50.00 | 250 | 263.90 | | | | | | | | |
| | SM_31 | 21/05/2007 | 592390.04 | 2624489.70 | 2082.72 | -60.00 | 250 | 270.70 | | | | | | | | |
| | SM_32 | 30/05/2007 | 592390.04 | 2624489.70 | 2082.72 | -70.00 | 250 | 276.15 | | | | | | | | |
| | SM_33 | 10/06/2007 | 592301.54 | 2624516.74 | 2091.09 | -56.00 | 250 | 250.80 | | | | | | | | |
| | SM_34 | 20/06/2007 | 592301.54 | 2624516.74 | 2091.09 | -79.00 | 250 | 223.80 | | | | | | | | |
| | SM_35 | 05/07/2007 | 592403.53 | 2624554.13 | 2080.83 | -57.00 | 250 | 270.50 | | | | | | | | |
| | SM_36 | 10/07/2007 | 592403.53 | 2624554.13 | 2080.84 | -70.00 | 250 | 270.40 | | | | | | | | |
| | SM_37 | 23/07/2007 | 592318.16 | 2624577.88 | 2089.19 | -60.00 | 250 | 251.25 | | | | | | | | |
| | SM_38 | 24/07/2007 | 592283.99 | 2624610.00 | 2093.04 | -60.00 | 250 | 250.75 | | | | | | | | |
| | | | | NO. DE BARRENOS 38 | TOTAL METROS | | | 8317.25 | | | | | | | | |
| Vacas | VC-1 | 8/4/2007 | 592903.93 | 2623201.51 | 2093.78 | -50 | 250.00 | 350.10 | | | | | | | | |
| | VC-2 | [illegible]/10/2007 | 592829.37 | 2623231.73 | 2095.44 | -66 | 250.00 | 285.50 | | | | | | | | |
| | VC-3 | [illegible]8/2007 | 592903.93 | 2623201.51 | 2093.78 | -60 | 250.00 | 376.75 | | | | | | | | |
| | [illegible] | [illegible] | 592855.03 | 2623183.81 | 2101.50 | -50 | 250.00 | 309.20 | | | | | | | | |
| | VC-5 | 8/22/2007 | 592752.91 | 2623211.44 | 2092.06 | -65 | 250.00 | 280.00 | | | | | | | | |
| | VC-6 | 8/28/2007 | 592808.46 | 2623275.72 | 2087.92 | -54 | 250.00 | 280.60 | | | | | | | | |
| | VC-7 | 9/3/2007 | 592926.93 | 2623142.91 | 2095.65 | -62 | 250.00 | 370.50 | | | | | | | | |
| | VC-8 | 9/5/2007 | 592780.28 | 2623319.70 | 2079.73 | -60 | 250.00 | 258.00 | | | | | | | | |
| | VC-9 | 9/10/2007 | 592851.61 | 2622953.49 | 2120.56 | -50 | 250.00 | 315.00 | | | | | | | | |
| | VC-10 | 9/11/2007 | 592780.28 | 2623319.70 | 2079.73 | -67 | 250.00 | 300.00 | | | | | | | | |
| | VC-11 | 9/20/2007 | 592851.05 | 2623345.74 | 2076.83 | -60 | 250.00 | 340.00 | | | | | | | | |
| | VC-12 | 8/23/2007 | 592773.70 | 2623368.84 | 2072.18 | -50 | 250.00 | 250.00 | | | | | | | | |
| | VC-13 | 10/10/2007 | 592682.00 | 2623524.00 | 2072.35 | -70 | 250.00 | 380.00 | | | | | | | | |
| | VC-14 | 10/15/2007 | 592851.05 | 2623345.74 | 2076.83 | -70 | 250.00 | 370.00 | | | | | | | | |
| | VC-15 | 10/13/2007 | 592773.70 | 2623368.84 | 2072.18 | -60 | 250.00 | 275.00 | | | | | | | | |
| | VC-16 | 10/21/2007 | 592851.61 | 2622953.49 | 2120.56 | -60 | 250.00 | 330.00 | | | | | | | | |
| | VC-17 | 10/22/2007 | 592826.02 | 2623388.19 | 2070.43 | -67 | 250.00 | 401.00 | | | | | | | | |
| | VC-18 | 10/30/2007 | 592897.22 | 2623365.78 | 2071.57 | -70 | 265.00 | 428.00 | | | | | | | | |
| | VC-19 | 11/1/2007 | 592508.68 | 2623277.54 | 2096.08 | -50 | 250.00 | 100.00 | | | | | | | | |
| | VC-20 | 10/4/2007 | 592398.49 | 2623542.63 | 2089.4 | -50 | 250.00 | 150.00 | | | | | | | | |
| | VC-21 | 11/9/2007 | 592940.74 | 2622984.63 | 2097.41 | -56 | 250.00 | 350.00 | | | | | | | | |
| | VC-22 | | 592670.63 | 2623692.05 | 2088.47 | -60 | 250.00 | 245.00 | | | | | | | | |
| | | | | NO. DE BARRENOS 22 | TOTAL METROS | | | 6744.65 | | | | | | | | |
| Quebradilla | Q-01 | [illegible]2/12/2006 | 591721.3980 | 2623654.9620 | 2128.2500 | -50.0000 | 270.0000 | 290.65 | | | | | | | | |
| | Q-02 | [illegible]2/2006 | 591458.2600 | 2623820.6710 | 2166.7650 | -50.0000 | 270.0000 | 101.50 | | | | | | | | |
| | Q-03 | [illegible]/03/2007 | 591671.0930 | 2623819.8900 | 2135.6380 | -40.0000 | 270.0000 | 236.25 | 135.25 | 140.70 | 5.45 | 5.26 | 0.56 | 287 | 0.00 | 0.25 |
| | | | | | | | | | 153.85 | 158.40 | 4.55 | 4.39 | 0.02 | 198 | 0.05 | 0.00 |
| | | | | | | | | | 171.75 | 177.85 | 6.10 | 6.95 | 0.13 | 303 | 0.21 | 0.00 |
| | Q-04 | 09/02/2007 | 591698.7720 | 2623633.5150 | 2128.6200 | -55.0000 | 270.0000 | 316.00 | | | | | | | | |
| | Q-05 | 28/02/2007 | 591657.7810 | 2623659.4310 | 2136.1300 | -50.0000 | 270.0000 | 333.60 | 133.80 | 138.50 | 4.70 | 4.54 | 0.00 | 157 | 1.60 | 2.09 |
| | Q-06 | 14/03/2007 | 591565.3930 | 2623658.0780 | 2149.1800 | -50.0000 | 270.0000 | 136.25 | | | | | | | | |
| | Q-07 | 30/03/2007 | 591690.1140 | 2623596.0830 | 2133.5900 | -45.0000 | 270.0000 | 331.40 | 188.20 | 203.00 | 14.80 | 5.51 | 0.08 | 159 | 3.01 | 2.20 |
| | Q-08 | 31/03/2007 | 591579.4750 | 2623596.1220 | 2149.1000 | -45.0000 | 270.0000 | 283.60 | | | | | | | | |
| | Q-09 | 01/04/2007 | 591641.6150 | 2623600.1360 | 2139.5100 | -60.0000 | 270.0000 | 204.65 | | | | | | | | |
| | Q-10 | 14/04/2007 | 591759.1670 | 2623536.8200 | 2124.5800 | -60.0000 | 270.0000 | 319.20 | 285.50 | 295.50 | 10.00 | 9.66 | 0.00 | 510 | 5.56 | 5.14 |
| | Q-11 | 20/01/2007 | 591583.2960 | 2623526.9870 | 2149.5900 | -58.0000 | 270.0000 | 71.00 | 20.60 | 30.35 | 9.75 | 9.42 | 0.01 | 203 | 2.22 | 0.27 |
| | Q-12 | 25/01/2007 | 591544.1200 | 2623502.5140 | 2157.5500 | -60.0000 | 270.0000 | 229.80 | | | | | | | | |
| | Q-13 | 11/02/2007 | 591528.2060 | 2623526.9870 | 2063.9800 | -45.0000 | 270.0000 | 284.85 | | | | | | | | |
| | Q-14 | 23/04/2007 | 591503.2590 | 2623592.3380 | 2159.7300 | -48.0000 | 270.0000 | 204.45 | | | | | | | | |
| | Q-15 | | | | | | | | | | | | | | | |
| | Q-16 | 10/05/2007 | 591644.2400 | 2623454.4700 | 2132.4200 | -65.0000 | 270.0000 | 395.95 | 293.15 | 297.20 | 4.05 | 3.91 | 0.01 | 117 | 2.10 | 1.45 |
| | Q-17 | 24/05/2007 | 591676.5800 | 2623468.8580 | 2123.5600 | -45.0000 | 270.0000 | 315.10 | | | | | | | | |
| | Q-18 | 19/05/2007 | 591621.5800 | 2623469.5800 | 2135.5640 | -45.0000 | 270.0000 | 317.30 | | | | | | | | |
| | Q-19 | 19/05/2007 | 591569.5800 | 2623468.6580 | 2150.3600 | -45.0000 | 270.0000 | 209.40 | | | | | | | | |
| | Q-20 | | | | | | | | | | | | | | | |
| | Q-21 | 5/9/2007 | 591764.9950 | 2623439.1150 | 2123.8500 | -63.0000 | 270.0000 | 423.50 | 344.70 | 346.55 | 1.85 | 1.79 | 0.00 | 182 | 3.02 | 6.42 |
| | Q-22 | 5/19/2007 | 591729.7430 | 2623436.0550 | 2126.1400 | -64.0000 | 270.0000 | 390.20 | | | | | | | | |
| | Q-23 | 6/8/2007 | 591465.8830 | 2623435.4360 | 2169.0910 | -50.0000 | 270.0000 | 243.10 | | | | | | | | |
| | Q-24 | | | | | | | | | | | | | | | |
| | Q-25 | 6/19/2007 | 591650.1050 | 2623432.5490 | 2133.5600 | 60.0000 | 270.0000 | 209.70 | 169.80 | 174.15 | 4.35 | 4.20 | 0.01 | 215 | 2.18 | 5.58 |
| | Q-26 | 7/30/2007 | 591591.1450 | 2623430.8550 | 2137.1257 | -50.0000 | 270.0000 | 233.80 | 84.70 | 87.10 | 2.40 | 2.32 | 0.00 | 392 | 2.45 | 7.25 |
| | Q-27 | 6/27/2007 | 591758.7990 | 2623386.4700 | 2121.1000 | -60.0000 | 270.0000 | 170.00 | | | | | | | | |
| | Q-28 | 7/25/2007 | 591727.3200 | 2623385.1630 | 2123.3900 | -55.0000 | 270.0000 | 267.00 | 223.70 | 225.75 | 2.05 | 1.98 | 0.01 | 139 | 4.43 | 6.40 |
| | Q-29 | 7/24/2007 | 591838.3200 | 2623386.2630 | 2117.3000 | -65.0000 | 270.0000 | 205.80 | | | | | | | | |
| | Q-30 | 7/26/2007 | 591784.0000 | 2623370.0000 | 2117.2100 | -60.0000 | 270.0000 | 73.00 | | | | | | | | |
| | Q-31 | 8/16/2007 | 591680.0630 | 2623509.6090 | 2132.6600 | -50.0000 | 270.0000 | 300.80 | | | | | | | | |
| | Q-32 | 7/16/2007 | 591642.1160 | 2623558.3980 | 2139.0600 | -55.0000 | 270.0000 | 97.75 | | | | | | | | |
| | Q-33 | 8/10/2007 | 591756.0510 | 2623393.5510 | 2121.1800 | -60.0000 | 270.0000 | 106.60 | | | | | | | | |
| | Q-34 | 8/2/2007 | 591694.5870 | 2623562.0700 | 2132.0100 | -55.0000 | 270.0000 | 295.35 | | | | | | | | |
| | Q-35 | 8/28/2007 | 591619.3720 | 2623504.1390 | 2141.7700 | -50.0000 | 270.0000 | 237.60 | | | | | | | | |
| | Q-36 | 8/26/2007 | 591665.7880 | 2623536.8540 | 2135.1300 | -45.0000 | 270.0000 | 270.45 | | | | | | | | |
| | Q-37 | 9/10/2007 | 591665.7880 | 2623536.8540 | 2135.1300 | -60.0000 | 270.0000 | 265.00 | | | | | | | | |
| | Q-38 | 8/3/2007 | 591733.2350 | 2623535.3240 | 2127.0700 | -55.0000 | 270.0000 | 300.00 | | | | | | | | |
| | | | | NO. DE BARRENOS 35 | TOTAL METROS | | | 8670.80 | | | | | | | | |
| Oxides La Rosa | OX-01 | [illegible]/06/2006 | 591547.64 | 2624894.10 | 2195.16 | -48.00 | 200 | 58.55 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-02 | [illegible]7/2006 | 591547.64 | 2624824.10 | 2195.16 | -80.00 | 200 | 123.75 | 104.45 | 108.80 | 4.05 | 2.76 | 0.06 | 495 | 9.74 | 1.49 |
| | OX-03 | 27/07/2006 | 591493.89 | 2624890.18 | 2219.47 | -45.00 | 200 | 88.10 | 56.45 | 58.50 | 1.00 | 0.93 | 0.07 | 108 | 0.04 | 0.02 |
| | [illegible] | [illegible] | 591493.79 | 2624889.91 | 2219.47 | -80.00 | 200 | 166.85 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-05 | 8/2/2006 | 591445.02 | 2624902.12 | 2235.88 | -50.00 | 200 | 91.10 | 62.70 | 65.95 | 3.25 | 2.73 | 0.03 | 143 | 0.37 | 0.09 |
| | OX-06 | 8/15/2006 | 591445.02 | 2624902.12 | 2235.88 | -80.00 | 200 | 142.95 | 102.90 | 103.90 | 1.00 | 0.64 | 0.07 | 153 | 0.09 | 0.16 |
| | OX-07 | 8/17/2006 | 591387.85 | 2624892.04 | 2245.06 | -50.00 | 200 | 87.85 | 71.30 | 73.60 | 2.30 | 2.13 | 0.00 | 116 | 0.31 | 0.21 |
| | OX-08 | 8/22/2006 | 591387.85 | 2624892.04 | 2245.06 | -80.00 | 200 | 130.10 | CORTE SIN VALORES ESCONOMICOS | | | | | | | |
| | OX-09 | 8/22/2006 | 591338.47 | 2624901.75 | 2253.30 | -50.00 | 200 | 110.75 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-10 | 8/24/2006 | 591338.47 | 2624901.75 | 2253.30 | -75.00 | 200 | 84.90 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-11 | 8/29/2006 | 591291.20 | 2624918.08 | 2241.00 | -50.00 | 200 | 64.45 | CORTE SIN VALORES ESCONOMICOS | | | | | | | |
| | OX-12 | 8/31/2006 | 591291.20 | 2624918.08 | 2241.00 | -70.00 | 200 | 52.75 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-13 | 9/8/2006 | 591140.96 | 2624647.43 | 2258.62 | -40.00 | 200 | 70.20 | 37.85 | 39.55 | 1.70 | 1.62 | 0.07 | 221 | 0.13 | 0.78 |

| | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | 44 55 | 45.55 | 1.00 | 0.95 | 0 02 | 117 | 0 22 | 1.89 |
| | OX-14 | 9/14/2006 | 591140.96 | 2624647 43 | 2258 62 | -60 00 | 200 | 93.45 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-15 | 8/25/2006 | 591194 21 | 2624944 00 | 2267 74 | -40 00 | 200 | 86.35 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | OX-16 | 8/31/2006 | 591194 21 | 2624943 95 | 2267.74 | -75 00 | 200 | 84.90 | 44.30 | 45 60 | 1.00 | 0.77 | 0.05 | 138 | 1 43 | 1.52 |
| | | | | | | | | | 58 80 | 59.40 | 0 60 | 0.46 | 0.00 | 164 | 2 28 | 0.37 |
| | OX-17 | 9/6/2006 | 591194 21 | 2624943 95 | 2267 47 | -60 00 | 200 | 86.35 | CORTE SIN VALORES ECONOMICOS | | | | | | | |
| | | | | NO. DE BARRENOS 17 | | TOTAL METROS | | 1623.35 | | | | | | | | |
| IMMSA- | P-1 | | 591568 | 2623739 | 2129 | -40 00 | 176 | 318 2 | 95 49 | 122.82 | 27.30 | 27.30 | 0.00 | 86 | 2.22 | 2.97 |
| Quebradilla | P-2 | | 591630 | 2623466 | 2134 | -40 00 | 0 | 302.85 | 96 25 | 98 00 | 1.75 | 1.75 | 0.00 | 270 | 0 03 | 0.10 |
| | P-3 | | 591630 | 2623468 | 2134 | -45.00 | 0 | 318.2 | | | | | | | | |
| | FIRST MAJESTIC | | 591630 | 2623468 | 2134 | -40 00 | 180 | 318 2 | 82.90 | 84.30 | 1.40 | 1.40 | 0.00 | 303 | 0 15 | 0 27 |
| | P-5 | | 591628 | 2623617 | 2135 | -45 00 | 270 | 211 | 132.35 | 134.85 | 2.50 | 2.50 | 0 00 | 229 | 1 54 | 1 40 |
| | | | | | | | | | | | | | | | | |
| | P-6 | | 591628 | 2623617 | 2135 | -60 00 | 270 | 153 | 60.85 | 63 00 | 2.15 | 2.15 | 0.00 | 345 | 0.01 | 0.04 |
| | | | | | | | | | 105 55 | 107.65 | 2.10 | 2.10 | 0 22 | 271 | 3.15 | 3.22 |
| | | | | | | | | | | | | | | | | |
| | P-7 | | 591526 | 2623827 | 2149 | -45 00 | 270 | 150.3 | | | | | | | | |
| | P-8 | | 591629 | 2623590 | 2135 | -50.00 | 270 | 130 | 125 10 | 127.45 | 2.35 | 2.35 | 0 08 | 269 | 0 07 | 0.19 |
| | P-9 | | 591629 | 2623590 | 2135 | -65 00 | 270 | 163 | 28.30 | 30.25 | 1.95 | 1.95 | 0 00 | 305 | 0 12 | 0.35 |
| | | | | | | | | | 108 35 | 109 80 | 1 45 | 1.45 | 0.31 | 46 | 3 42 | 4 12 |
| | | | | | | | | | 155 70 | 156.20 | 0 50 | 0.50 | 0.21 | 374 | 3 59 | 2.64 |
| | P-10 | | 591529 | 2623612 | 2150 | -55 00 | 270 | 77.45 | 16 00 | 23 65 | 7.65 | 7.65 | 0.21 | 331 | 2.21 | 0.91 |
| | | | | | | | | | 51.80 | 55.20 | 5.25 | 5.25 | 0 28 | 106 | 6 68 | 1 69 |
| | P-11 | | 591609 | 2623648 | 2143 | -50 00 | 270 | 295.5 | 5.70 | 7.65 | 1.95 | 1.95 | 0.00 | 226 | 0 05 | 0.06 |
| | | | | | | | | | 54 80 | 62.95 | 8.15 | 8.15 | 0.19 | 130 | 1.52 | 2.89 |
| | P-12 | | 591529 | 2623612 | 2155 | -64 00 | 270 | 234.5 | 20.25 | 26.15 | 5.50 | 5 50 | 0.00 | 270 | 0.95 | 1.04 |
| | | | | | | | | | 64 45 | 68.65 | 4 20 | 0.36 | 0.36 | 291 | 2.71 | 0.38 |
| | | | | | | | | | 75.90 | 77 45 | 1.55 | 1.55 | 0.33 | 279 | 2.69 | 0 26 |
| | | | | | | | | | 81.70 | 83.00 | 1.30 | 1.30 | 0.19 | 366 | 1.16 | 7.92 |
| | P-13 | | 591474 | 2623608 | 2159 | -45.00 | 270 | 177 | 48.60 | 68.20 | 19 60 | 19.60 | 0.30 | 591 | 4 67 | 0 49 |
| | P-14 | | 591477 | 2623638 | 2157 | -45.00 | 270 | 141.6 | | | | | | | | |
| | P-15 | | 591474 | 2623608 | 2159 | -65 00 | 270 | 121.5 | 13.45 | 15.85 | 2.40 | 2 40 | 0 00 | 410 | 0 05 | 0.11 |
| | | | | | | | | | 64 35 | 65.20 | 0 85 | 0.85 | 0.00 | 451 | 2.34 | 2.90 |
| | P-16 | | 591679 | 2623575 | 2129 | -45.00 | 270 | 175 | 144 70 | 146.90 | 2.20 | 2 20 | 0.00 | 257 | 1 04 | 2.04 |
| | P-17 | | 592133 | 2623715 | 2103 | -50 00 | 255 | 318.92 | | | | | | | | |
| | P-18 | | 592133 | 2623715 | 2103 | -50 00 | 264 | 348 | 238.70 | 255 40 | 18.70 | 18.70 | 0.12 | 447 | 2.69 | 1.55 |
| | P-19 | | 591679 | 2623526 | 2128 | -45 00 | 270 | 273 | 210.35 | 217.75 | 7 40 | 7.40 | 0 00 | 240 | 4 28 | 3.02 |
| | P-20 | | 592133 | 2623715 | 2103 | -64 | 264 | 280 | | | | | | | | |
| | P-21 | | 591679 | 2623526 | 2128 | -63 | 270 | 188 | | | | | | | | |
| | P-22 | | 591679 | 2623466 | 2126 | -45 | 270 | 348 5 | 178.20 | 179.50 | 1.30 | 1.30 | 0.00 | 316 | 2 04 | 4 45 |
| | P-23 | | 591679 | 2623526 | 2128 | -57 | 270 | 278 | 217.10 | 236.40 | 19 30 | 19.30 | 0.11 | 262 | 3 59 | 3.80 |
| | P-24 | | 592133 | 2623715 | 2103 | -65 | 255 | 280 | | | | | | | | |
| | P-25 | | 591679 | 2623466 | 2126 | -70 | 270 | 358 | 261.75 | 272 25 | 10.50 | 10.50 | 0.04 | 214 | 4.00 | 3 40 |
| | P-26 | | 591679 | 2623354 | 2125 | -82 | 270 | 368 4 | | | | | | | | |
| | P-27 | | 591710 | 2623526 | 2125 | -68 | 270 | 317 | 173.20 | 175.15 | 2 55 | 2.55 | 0.00 | 286 | 1 47 | 0.99 |
| | P-28 | | 591651 | 2623428 | 2128 | -50 | 270 | 304 | 147.80 | 151.70 | 3 90 | 3.90 | 0 00 | 404 | 3.87 | 4 63 |
| | P-29 | | 591738 | 2623584 | 2121 | -45 | 270 | 193 5 | 179.20 | 188 40 | 9 20 | 9 20 | 0.03 | 288 | 2 84 | 1.51 |
| | P-29A | | 591738 | 2623584 | 2121 | -50 | 270 | 378.35 | | | | | | | | |
| | P-30 | | 591727 | 2623648 | 2122 | -50 | 270 | 377.27 | 71.80 | 72.55 | 0 75 | 0.75 | 0.07 | 280 | 0 05 | 0.12 |
| | | | | | | | | | 209.40 | 212.15 | 2 65 | 2.65 | 0 00 | 323 | 5 13 | 8 22 |
| | P-31 | | 591732 | 2623617 | 2122 | -50 | 270 | 222.3 | 46.70 | 49.40 | 2.70 | 2.70 | 0.03 | 263 | 0 04 | 0.07 |
| | | | | | | | | | 145.35 | 149.10 | 3.75 | 3.75 | 0.16 | 535 | 2.91 | 1.21 |
| | P-32 | | 591651 | 2623426 | 2128 | -60 | 270 | 294 6 | 141.30 | 172.90 | 1.60 | 1.60 | 0 00 | 404 | 5 54 | 1.63 |
| | P-33 | | 591631 | 2623389 | 2134 | -50 | 270 | 301 | | | | | | | | |
| | P-34 | | 592915 | 2623207 | 2085 | -50 | 252 | 355.25 | 281.65 | 288.05 | 6 40 | 6 40 | 0.00 | 375 | 11 05 | 4 26 |
| | P-35 | | 591727 | 2623648 | 2122 | -60 | 270 | 217.85 | | | | | | | | |
| | P-36 | | 591591 | 2623426 | 2137 | -50 | 270 | 145.1 | 79 95 | 85.10 | 5 15 | 5.15 | 0 00 | 932 | 2.44 | 2.08 |
| | P-37 | | 591591 | 2623426 | 2137 | -65 | 270 | 157.65 | 107.70 | 108.40 | 0.70 | 0.70 | 0 00 | 388 | 4.09 | 5.19 |
| | | | | | | | | | 118 50 | 119.80 | 1.30 | 1.30 | 0 06 | 276 | 2.32 | 2.88 |
| | P-38 | | 592915 | 2623207 | 2085 | -60 | 252 | 334 35 | 290 00 | 291.70 | 1.70 | 1.70 | 0.00 | 170 | 4.00 | 4 60 |
| | | | | | | | | | 300.80 | 306.25 | 5 45 | 5 45 | 0 01 | 217 | 4 45 | 2.31 |
| | P-39 | | 591725 | 2623426 | 2122 | -50 | 270 | 240 | 220.55 | 225 60 | 5 05 | 5.05 | 0 00 | 284 | 3 63 | 5 48 |
| | P-40 | | 591733 | 2623648 | 2121 | -60 | 270 | 282 8 | 246.55 | 248.75 | 2 20 | 2.20 | 0.00 | 240 | 4 31 | 3 52 |
| | P-41 | | 592915 | 2623207 | 2085 | -75 | 252 | 444.3 | | | | | | | | |
| | P-42 | | 591725 | 2623426 | 2122 | -70 | 270 | 337.7 | 280.55 | 305 10 | 24.55 | 24.55 | 0 00 | 167 | 3 67 | 3 27 |
| | P-43 | | 592866 | 2623189 | 2092 | -50 | 252 | 304 05 | 244 05 | 245.35 | 1.30 | 1.30 | 0 00 | 448 | 10.10 | 9 00 |
| | P-44 | | 592894 | 2623263 | 2081 | -50 | 252 | 328 75 | 281.10 | 286.85 | 5 75 | 5.75 | 0 04 | 278 | 5 42 | 3.31 |
| | P-45 | | 591726 | 2623466 | 2123 | -70 | 270 | 377.25 | 204 90 | 205.30 | 0 40 | 0.40 | 0 00 | 254 | 4.58 | 4 33 |
| | P-46 | | 592824 | 2623461 | 2065 | -50 | 252 | 411.9 | | | | | | | | |
| | P-47 | | 591730 | 2623678 | 2120 | -50 | 270 | 361 8 | 103 90 | 106.70 | 2.80 | 2.80 | 0.00 | 242 | 0.09 | 0 29 |
| | | | | | | | | | 276.10 | 276.85 | 0.75 | 0.75 | 0 00 | 314 | 0 24 | 0.14 |
| | PR-1 | | 591529 | 2623597 | 2094 | 0 | 270 | 41 | 1.90 | 2.75 | 0.85 | 0.85 | 0.00 | 125 | 3 60 | 1 09 |
| | | | | | | | | | 25.00 | 27.45 | 2 45 | 2.45 | 0.06 | 215 | 6.16 | 0.07 |
| | | | | | | | | | 30.80 | 33.75 | 2 45 | 2 45 | 0.06 | 297 | 1 88 | 0.63 |
| | PR-2 | | 591529 | 2623597 | 2094 | -40 | 270 | 30 | | | | | | | | |
| | PR-3 | | 591529 | 2623597 | 2094 | -55 | 270 | 21 | 0 00 | 1.20 | 1.20 | 1.20 | 0.18 | 163 | 5 87 | 0.18 |
| | | | | | | | | | 7.55 | 7.85 | 0.30 | 0.30 | 0 00 | 380 | 1.13 | 0 25 |
| | | | | | | | | | 11.10 | 12.25 | 1.15 | 1.15 | 0.00 | 297 | 0.32 | 0 53 |
| | PR-4 | | | | | | | | 0 00 | 16 25 | 16.30 | 16 30 | 0.05 | 380 | 3 84 | 0 78 |
| | | | | | | | | | 82.30 | 84.00 | 1.70 | 1.70 | 0 08 | 494 | 4.33 | 18.51 |
| | PR-5 | | | | | | | | | | | | | | | |
| | PRV-2 | | 591519 | 2623687 | 2110 | -25 | 270 | 51 | 8.20 | 10.95 | 2.75 | 2.75 | 0 00 | 245 | 3.44 | 0 41 |
| | PRV-3 | | | | | | | | | | | | | | | |
| | PRV-4 | | | | | | | | | | | | | | | |
| | PRV-5 | | | | | | | | | | | | | | | |
| | PRV-6 | | | | | | | | 13 30 | 15 90 | 2 60 | 2.60 | 0 23 | 491 | 10.33 | 14.14 |
| | PRV-7 | | | | | | | | 22.75 | 24.30 | 1.55 | 1.55 | 0.00 | 286 | 0 07 | 0 07 |
| | PRV-8 | | | | | | | | | | | | | | | |
| | PRV-9 | | | | | | | | 6.90 | 7.45 | 0.55 | 0.55 | 0.00 | 235 | 8.03 | 2 41 |
| | BA-01 | | 590839 | 2625264 | 2128 | -60 00 | 210 | 318 | 170.90 | 171.90 | 1.00 | 1.00 | 0 22 | 295 | 5.73 | 1.01 |
| | | | | | | | | | 203.05 | 205.05 | 2.00 | 2.00 | 0.00 | 167 | 3 20 | 5 73 |
| | BA-02 | | 590829 | 2625314 | 2120 | -60 00 | 260 | 420.35 | 263.20 | 264 35 | 1.15 | 1.15 | 0.00 | 121 | 4.36 | 5 34 |
| | BA-03 | | 590212 | 2627126 | 2105 | -60 00 | 265 | 255 7 | | | | | | | | |
| | BA-04 | | 590238 | 2627000 | 2102 | -60 00 | 240 | 147.3 | | | | | | | | |
| | BA-05 | | 590839 | 2625264 | 2128 | -50.00 | 210 | 174.3 | 104 30 | 105.20 | 0.90 | 0.90 | 0.00 | 134 | 3.96 | 1 60 |
| | Q-4 | | 591937 | 2623723 | 1926 | 0 | 230 | 70 | | | | | | | | |
| | Q-6 | | 592003 | 2623684 | 1926 | 0 | 180 | 24 | | | | | | | | |
| | Q-7 | | 592003 | 2623684 | 1926 | 0 | 230 | 30 | | | | | | | | |
| | Q-8 | | 592003 | 2623684 | 1926 | -32 | 0 | 53 | 10 90 | 15.54 | 3.26 | 3.26 | 0.00 | 348 | 2.05 | 1.92 |
| | | | | | | | | | 29 92 | 30.86 | 0.94 | 0.94 | 0 00 | 336 | 3 60 | 2.90 |
| | | | | | | | | | 40 10 | 42.40 | 1.84 | 1.84 | 0.00 | 221 | 2 85 | 1.61 |
| | Q-9 | | 592003 | 2623684 | 1926 | -65 | 315 | 35.5 | 3.50 | 5.32 | 1.82 | 1.82 | 0.00 | 556 | 2.80 | 0.30 |
| | | | | | | | | | 19 62 | 23.68 | 4.06 | 4 06 | 0.00 | 1,038 | 12.83 | 5.23 |
| | Q-10 | | 592003 | 2623684 | 1926 | -90 | 0 | 40 | 2.54 | 5.40 | 0 88 | 0.88 | 0 00 | 570 | 3.62 | 2 42 |
| | | | | | | | | | 9.85 | 12.80 | 2.23 | 2.23 | 0.00 | 647 | 3 44 | 0.49 |
| | | | | | | | | | 36 70 | 37.30 | 0 60 | 0.60 | 0.00 | 618 | 8 40 | 7.70 |
| | Q-11 | | 592003 | 2623684 | 1926 | -50 | 35 | 46 67 | 1.77 | 2.20 | 0 43 | 0.43 | 0.00 | 522 | 2.10 | 2.50 |
| | | | | | | | | | 8.58 | 9.80 | 1 22 | 1.22 | 0.00 | 191 | 1.58 | 2.11 |
| | Q-12 | | 592003 | 2623684 | 1926 | -40 | 35 | 39 16 | 0.69 | 1.20 | 0.51 | 0.51 | 0.00 | 306 | 0 30 | 1.20 |
| | Q-13 | | 592003 | 2623684 | 1926 | 0 | 90 | 30 | | | | | | | | |
| | Q-14 | | 591978 | 2623692 | 1926 | 0 | 240 | 33 | 17 84 | 22.11 | 2 63 | 2.63 | 0.00 | 302 | 1.79 | 0.58 |
| | Q-15 | | 591996 | 2623707 | 1926 | 0 | 10 | 17 | 0.00 | 1.07 | 1.07 | 1.07 | 0 00 | 296 | 1 90 | 3 60 |
| | Q-16 | | 591940 | 2623728 | 1926 | 0 | 90 | 75 | | | | | | | | |
| | Q-17 | | 592023 | 2623655 | 1926 | -90 | 0 | 30 | | | | | | | | |
| | Q-18 | | 592023 | 2623655 | 1926 | -75 | 320 | 77 | | | | | | | | |
| | Q-19 | | 592023 | 2623655 | 1926 | -67 | 10 | 66 | | | | | | | | |
| | Q-21 | | 592023 | 2623655 | 1926 | 0 | 215 | 117 | | | | | | | | |
| | Q-22 | | 592023 | 2623655 | 1926 | 0 | 195 | 87 | | | | | | | | |
| | Q-23 | | 591906 | 2623630 | 1926 | 0 | 20 | 63 | | | | | | | | |
| | Q-24 | | 591901 | 2623618 | 1926 | 0 | 200 | 160 | | | | | | | | |
| | | | | | | | | 15,562.87 | | | | | | | | |

## 13.0 DRILLING

FMPlata has been drilling at La Parrilla Silver Mine since June 2005, shortly after acquisition of the Project took place. FMPlata is currently drilling with six drill rigs under contract with Cau S.A. de C.V. ("Causa"). Causa is a Gómez Palacio, Durango, México based drilling company. This program includes drilling from surface and underground sites.

FMPlata's 2008 exploration drilling program includes a total of 119 holes planned for a total depth of 24,700m distributed for exploration within the following areas: Quebradillas, Vacas, San Marcos, Santa Paula, Cerro Santiago, Sacramento and Michis. This program has been outlined in Table 12-2.

Figure 13-1 shows the drilling program and Resource blocks indicated by drilling at the San Marcos mine.

Figure 13-2 shows drilling projections and results at the Quebradillas mine.

Figure 13-3 shows channel sampling at the Rosarios vein.

FMPlata's drillhole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. According to FMPlata, based on geologic interpretations, no apparent deviation has been detected in drillholes. FMPlata has established a surveying procedure which is performed during the drilling due to the fact that most of the holes are now longer than 150 meters. Deviation is defined with one survey reading at the bottom for holes of 150 meters in depth and 2 survey readings for holes longer than 150 meters; one reading at the middle and one reading at the bottom of the hole. .

Logging is performed by the Project geologist in each of the areas being investigated. The Project geologist also determines the sample intervals. Trained assistants are in charge of core splitting and sampling as per the Project's geologist indications.

PAH believes that FMPlata's drilling program from surface and underground sites, in combination with underground development, is appropriate and well designed to explore promising targets and ore deposits continuity.

Geologic potential exists to discover additional mineralized zones along the development workings.

In PAH's opinion FMPlata's exploration drilling program is well designed and is justified as an investment as it has consistently developed additional Resources / Reserves for the La Parrilla Silver Mine. The estimated budget for the 2008 program is included in Section 22 of this Report - Recommendations.


NW
LOOKING NE
2100 masl
2050
2000
1950
1850
BLOCK SM-05
BLOCK SM-03
SMI-01
SMI-02
SMI-03
RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
pincock, allen & holt
FIRST MAJESTIC SILVER Corp.
La Parrilla Silver Mine
80532
FIGURE 13-1
SAN MARCOS MINE
DRILLING and RESERVE / RESOURCE BLOCK
Jan/2008
Fig 13-1.dw


NE
SW
L R 591600
LITOLOGIA
CALIZA
GRANODIORITA
FORMACION CUESTA DEL CURA
ESTRUCTURA MINERALIZADA
HORNFELS
SKARN
ZONA DE FALLA
BRECHA SEDIMENTARIA
BARRENOS MMSA
BARRENOS F M
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No. 80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 13-2
QUEBRADILLAS MINE DRILLING PROJECTION
and RESULTS
Date of Issue
Jan/2008
Drawing Name
Fig.13-2.dwg



9,900 N
10,200 E
D
E
F
G
C'
D'
E'
F'
G'
H'
Stope 9
BLOCK INDICATED 2
BLOCK INDICATED 3
BLOCK MEASURED 1
BLOCK MEASURED 2
Limestone
Intrusive
Vein
Met
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
FIGURE 13-3
ROSARIOS VEIN DRILLING
CHANNEL SAMPLING SHOOT 1
Date of Issue
Jan/2008
Drawing Name
Fig.13-3.dwg

# 14.0 SAMPLING METHOD AND APPROACH

PAH reviewed La Parrilla Silver Mine's sampling program for the preparation of this Technical Report. La Parrilla Silver Mine's current sampling team consists of three sampling crews with three employees each for underground sampling, one sampler for drill core, and one sampling supervisor. This process is managed by the mine geologists.

## 14.1 *Channel Sampling*

Exploration sampling for Reserve delineation at La Parrilla Silver Mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2m to 3m, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of less than 1.50m along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4kg. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification.

La Parrilla Silver Mine sampling quality control program consists of checking the assays of one duplicate sample for every 20 regular samples, including pulp samples. PAH recommends that the sampling procedures include field duplicate samples (for instance, 1 duplicate for every 20 samples) at the mine, and duplicate pulp samples to confirm the sample preparation and assaying methods. PAH recommends that samples be duplicated at about 5 percent for each case, field duplicates and pulp duplicates.

La Parrilla Silver Mine's channel sampling program for this period includes 34 pulp samples from working stopes and exploration areas within the underground mine.

All samples are assayed at La Parrilla's lab, while duplicate samples are sent to BSI-Inspectorate laboratory, a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango City, México.

## 14.2 *Drill Core Samples*

FMPlata exploration drilling is performed by the contractor firm of Causa. This company is based in the city of Gómez Palacio, Durango State, Mexico and presently is operating six drilling rigs at La Parrilla Silver Mine.

Sampling of the drill core is made after the core has been logged by the mine geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate lab in Durango City. Generally the samples represent core lengths of less than 1.50m. All the core samples are sent for assaying by Inspectorate. The core samples are crushed and pulverized at Inspectorate in Durango City and 250g pulp samples are sent to Reno, Nevada for assaying.

Duplicate core samples are taken by FMPlata crew from the remaining half of the core, by again splitting the core to a one quarter size. Therefore, one quarter of the core still remains in the box for future reference. Duplicate samples are taken at a rate of approximately one duplicate sample from every twenty regular samples.

Figure 14-1 shows core samples of the sulfides mineralization of Vacas area, DH-2.

Figure 14-2 shows core samples of sulfide mineralization of Vacas area, DH-1.

Drillhole data are included in the Resource / Reserve calculations, and are generally applied by La Parrilla Silver Mine in the resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

No geochemical sampling was done during the PAH site visit.

PAH's opinion regarding the channel sampling applied by FMPlata's exploration and mining crews, is that it is done carefully and responsibly by well trained samplers. The sampling appears to reconcile with silver production and sales by FMPlata. The channel samples appear to properly represent the mineralization of La Parrilla Silver Mine deposits; therefore, they are acceptable for Resource and Reserve estimates.


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.14-1.dwg

FIGURE 14-1
SULFIDES MINERALIZATION INTERCEPT
VACAS AREA - DRILLHOLE 2


Prepared by
pincock, allen & holt
165 S. Union Boulevard Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.14-2.dwg

FIGURE 14-2
SULFIDES MINERALIZATION INTERCEPT
VACAS AREA DRILLHOLE 1

## 15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

### 15.1 *Sample Preparation*

La Parrilla Silver Mine's sample preparation descriptions were presented in Technical Report Amended as follows: "Exploration, mine development, production, and plant samples are sent to FMPlata's on-site laboratory for chemical analysis of silver, gold, lead, zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA)".

A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and 1 gram is required for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of ± 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance."

Figure 15-1 shows sample preparation flow chart.

### 15.2 *Laboratory Facilities*

PAH notes that the FMPlata laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently processes about 250 samples by fire assay and by AA per day, including exploration samples, development samples, and mill samples. Laboratory personnel include five sample preparation operators, one Chief Chemist/AA and one Assistant Operator in fire assay and AA, and one person who weigh samples and reports results. La Parrilla Silver Mine supports students under scholarship programs for practicing at the laboratory during the summer months.

The on-site laboratories consist of two separate buildings for sample preparation and for assaying. The assaying facility includes electric equipment, two crushers, one ball mill and electric and LPG fueled furnaces. Solution samples are analyzed with a Perkin Elmer Analist 400 Atomic Absorption unit.

4 kg initial sample to be dried, and reduced to >80% - mesh (2 mm) with jaw crusher and roll mill

↓

One sub sample of 250 to 300 g obtained with Jones splitter

↓

Pulverization to >90% -150 mesh (106μ) with Labtech LM2 pulverizing mills. Note: clean tested sand is used to avoid contamination between samples during the pulverization process

↓

Pulps are sent to BSI - Inspectorate, Sparks, Nevada for analytical analyses

↓

After optimal acid digestion, a routine 30 element ICP analysis follows - Ag/Au by fire assay/atomic absorption spectroscopy. In case of values obtained marked greater than or over limit these samples will be redone with assay grade procedures

↓

Ag >200 ppm redone with FA/gravimetric analysis Pb, Zn & Cu >10,000 ppm A. R. digestion

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 15-1<br>SAMPLE PREPARATION<br>FLOW CHART | Jan/2008 |
| Project No. 80535 | Project Name: La Parrilla Silver Mine | | Drawing Name: Fig.15-1.dwg |

La Parrilla Silver Mine lab includes facilities for metallurgical testwork. Test work for flotation, cyanidation and gravimetric concentration is done in the lab.

FMPlata's QC procedure consists in sending mine samples and/or pulps to an outside laboratory, usually BSI-Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 20. FMPlata has established a QC procedure by checking assays. Drill samples are duplicated as one sample for every twenty regular samples. PAH recommends that standard samples and blank samples also be included in the duplicate sampling.

## 15.3 *Check Assaying*

To evaluate sample quality control, FMPlata performs periodic check analyses on samples. For the period to October 31, 2007, FMPlata has sent 60 samples to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. All core samples are sent to the BSI-Inspectorate lab for assaying; therefore, the assay check was also performed by the same lab.

Table 15-1 is a list of core samples that were checked by duplicate assays.

Figure 15-2 is a graph that shows the assay check results for silver from the core samples and comparison of Inspectorate Laboratories assays of regular and duplicate samples, for 60 samples from the period of June to October, 2007.

Table 15-2 presents the database for 34 duplicate pulp samples. These were assayed by the La Parrilla Silver Mine lab and checked by Inspectorate Lab for silver, lead and zinc.

Figure 15-3 shows three graphs representing the assay check results for silver, lead and zinc from the 34 pulp samples and comparison between the Inspectorate Laboratories assays and the La Parrilla Silver Mine lab assays.

No gold assays are performed at FMPlata's lab. The correlation for silver assays of core samples is acceptable at 91 percent. The correlation for assays of silver from pulp samples is too low at 81 percent with bigger discrepancies at samples with silver grades higher than about 400 g/tonne.

Channel sample checks are performed by analyzing random sample pulps at La Parrilla Silver Mine lab with assay checking by the SGS de México lab at Durango. The assays include silver, lead and zinc.

PAH recommends that a more strict and systematic program of assay checks, including field samples and pulps, be implemented, and that the operators investigate the causes for these differences. Pulp sample test differences may indicate poor handling and shipping procedures.

TABLE 15-1
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Core Samples Check - La Parrilla Lab - BSI Inspectorate Lab

| | DH | Sample No. | | Assay g/tonne Silver | |
|---|---|---|---|---|---|
| | No. | Original | Duplicate | Original Core | Duplicate Core |
| 1 | SM-19 | 7335 | SRT-19 10217 | 66 | 52 |
| 2 | SM-21 | 9206 | SRT-21 10220 | 91 | 140 |
| 3 | SM-21 | 9210 | SRT-21 10221 | 26 | 36 |
| 4 | SM-22 | 8385 | SRT-22 10222 | 2 | 3 |
| 5 | SM-22 | 8388 | SRT-22 10223 | 59 | 88 |
| 6 | SM-25 | 1114 | SRT-25 10229 | 33 | 41 |
| 7 | SM-25 | 1128 | SRT-25 10230 | 10 | 8 |
| 8 | SM-26 | 5408 | SRT-26 10231 | 3 | 3 |
| 9 | SM-27 | 4863 | SRT-27 10233 | 30 | 26 |
| 10 | SM-27 | 4868 | SRT-27 10234 | 12 | 12 |
| 11 | SM-28 | 4843 | SRT-28 10235 | 1,116 | 887 |
| 12 | SM-28 | 4845 | SRT-28 10236 | 391 | 600 |
| 13 | SM-29 | 4890 | SRT-29 10237 | 80 | 82 |
| 14 | SM-29 | 4895 | SRT-29 10238 | 834 | 476 |
| 15 | SM-30 | 4882 | SRT-30 10239 | 158 | 224 |
| 16 | SM-30 | 4885 | SRT-30 10240 | 7 | 9 |
| 17 | SM-31 | 8361 | SRT-31 10241 | 393 | 399 |
| 18 | SM-31 | 8383 | SRT-31 10242 | 45 | 99 |
| 19 | SM-32 | 8400 | SRT-32 10243 | 594 | 257 |
| 20 | SM-33 | 8407 | SRT-33 10244 | 54 | 38 |
| 21 | SM-33 | 8415 | SRT-33 10245 | 1,039 | 574 |
| 22 | SM-34 | 8419 | SRT-34 10246 | 99 | 143 |
| 23 | SM-35 | 8425 | SRT-35 10247 | 83 | 100 |
| 24 | SM-36 | 8442 | SRT-36 10248 | 1,745 | 1,205 |
| 25 | LR 01 | LR-01-M 4 | E.S 01 4 | 507 | 321 |
| 26 | LR 01 | LR -01- M 10 | E.S 01 10 | 215 | 90 |
| 27 | LR 02 | LR - 02-M 4 | E.S 02 4 | 2,356 | 1,672 |
| 28 | LR 02 | LR - 02- M 7 | E.S 02 7 | 82 | 70 |
| 29 | LR 02 | LR - 02 - M 27 | E.S 02 27 | 250 | 209 |
| 30 | LR 03 | LR - 03- M 9 | E.S 03 9 | 255 | 207 |
| 31 | LR 03 | LR - 03- M -18 | E.S 03 18 | 106 | 100 |
| 32 | LR 04 | LR - 04-M -3 | E.S 04 3 | 175 | 79 |
| 33 | LR 04 | LR - 04- M -4 | E.S 04 4 | 75 | 115 |
| 34 | LR 07 | LR - 07- M -26 | E.S 07 26 | 33 | 26 |
| 35 | LR 07 | LR - 07-M 29 | E.S 07 29 | 50 | 31 |
| 36 | LR 07 | LR - 07- M 31 | E.S 07 31 | 634 | 328 |
| 37 | LR 08 | LR - 08 - M 27 | E.S 08 27 | 33 | 29 |
| 38 | LR 08 | LR - 08- M 31 | E.S 08 31 | 27 | 57 |
| 39 | LR 08 | LR - 08 M 38 | E.S 08 38 | 124 | 160 |
| 40 | LR 10 | LR - 10 -M 8 | E.S 10 8 | 1,036 | 1,829 |
| 41 | LR 12 | LR - 12- M 8 | E.S 12 8 | 171 | 148 |
| 42 | LR 13 | LR - 13- M 13 | E.S 13 13 | 142 | 192 |
| 43 | LR 16 | LR - 16- M 28 | E.S 16 28 | 111 | 152 |
| 44 | LR 17 | LR - 17- M 05 | E.S 17 5 | 189 | 220 |
| 45 | LR 18 | LR - 18 M 19 | E.S 18 19 | 168 | 214 |
| 46 | LR 18 | LR - 18- M 21 | E.S 18 21 | 42 | 70 |
| 47 | LR 18 | LR - 18 M-24 | E.S 18 24 | 110 | 131 |
| 48 | LR 20 | LR - 20- M 06 | E.S 20 6 | 103 | 104 |
| 49 | LR 22 | LR - 22 - M 01 | E.S 22 1 | 171 | 107 |
| 50 | LR 25 | LR - 25- M 10 | E.S 25 10 | 184 | 198 |
| 51 | LR 26 | LR - 26 -M 03 | E.S 26 3 | 1,052 | 2,092 |
| 52 | LR 26 | LR - 26- M 04 | E.S 26 4 | 2,238 | 2,079 |
| 53 | LR 27 | LR - 27- M 03 | E.S 27 3 | 1,755 | 2,865 |
| 54 | LR 27 | LR - 27- M 05 | E.S 27 5 | 37 | 21 |
| 55 | LR 28 | LR - 28- M 05 | E.S 28 5 | 3,421 | 2,846 |
| 56 | LR 28 | LR - 28-M 08 | E.S 28 8 | 105 | 51 |
| 57 | LR 31 | LR-31 -M 4 | E.S 31-8051 | 471 | 337 |
| 58 | LR 31 | LR- 31 M 9 | E.S 31 8052 | 136 | 249 |
| 59 | LR 32 | LR.-32 M 1 | E.S.32 8053 | 168 | 151 |
| 60 | LR 32 | LR-32 M 7 | E.S. 32 8054 | 121 | 118 |
| | | | | Assays g/tonne Ag | |
| General Statistics | | | Min | 2 | 3 |
| | | | Max | 3,421 | 2,865 |
| | | | Media | 397 | 386 |
| | | | STD | 667 | 671 |
| | | | C.C. | 0.91 | 0.91 |


ORIGINAL VS DUPLICATE SILVER
Ag g/tonne
3,000
2,500
2,000
1,500
1,000
500
0
Original Core
Duplicate Core
Silver g/tonne
3,500
3,000
2,500
2,000
1,500
1,000
500
0

pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80532

Drawing Provided by/Prepared for FIRST MAJESTIC SILVER Corp.

Project Name La Parrilla Silver Mine

FIGURE 15-2
CORE ASSAY CHECKS

Date of Issue Jan/2008

Drawing Name Fig.15-2.dwg

**TABLE 15-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Pulp Samples Check**

| | Mine | Sample No. | | Assay g/tonne Silver | | Assay % Pb | | Assay % Zn | |
|---|---|---|---|---|---|---|---|---|---|
| | | Original | Duplicate | La Parrilla Lab | Inspectorate Lab. | La Parrilla Lab | Inspectorate Lab. | La Parrilla Lab | Inspectorate Lab. |
| 1 | QUEBRADILLA | 11293 | 14051 | 183 | 428 | 4.68 | 3.79 | 0.87 | 0.72 |
| 2 | QUEBRADILLA | 12925 | 14052 | 82 | 73 | 1.77 | 1.71 | 1.73 | 1.71 |
| 3 | QUEBRADILLA | 12935 | 14053 | 80 | 86 | 1.90 | 1.81 | 1.08 | 0.91 |
| 4 | QUEBRADILLA | 15016 | 15017 | 61 | 60 | 5.77 | 2.99 | 0.24 | 0.27 |
| 5 | QUEBRADILLA | 15038 | 15039 | 172 | 107 | 5.27 | 18.75 | 0.93 | 6.21 |
| 6 | QUEBRADILLA | 15048 | 15049 | 151 | 227 | 4.82 | 3.53 | 1.83 | 1.85 |
| 7 | QUEBRADILLA | 15058 | 15059 | 83 | 98 | 1.69 | 2.00 | 1.27 | 1.41 |
| 8 | QUEBRADILLA | 15068 | 15069 | 119 | 108 | 2.95 | 2.01 | 1.17 | 0.81 |
| 9 | QUEBRADILLA | 15078 | 15079 | 117 | 101 | 2.11 | 2.47 | 3.42 | 1.78 |
| 10 | QUEBRADILLA | 14055 | 14056 | 470 | 524 | 8.58 | 7.23 | 1.41 | 3.72 |
| 11 | QUEBRADILLA | 14064 | 14065 | 538 | 228 | 8.98 | 4.26 | 10.89 | 12.65 |
| 12 | QUEBRADILLA | 14075 | 14076 | 23 | 39 | 0.57 | 0.86 | 2.39 | 2.14 |
| 13 | QUEBRADILLA | 14085 | 14086 | 56 | 40 | 1.24 | 0.81 | 0.39 | 0.33 |
| 14 | QUEBRADILLA | 17010 | 17011 | 6 | 7 | 0.01 | 0.01 | 0.06 | 0.07 |
| 15 | QUEBRADILLA | 17020 | 17021 | 52 | 24 | 0.38 | 0.31 | 0.58 | 0.66 |
| 16 | QUEBRADILLA | 17030 | 17031 | 2 | 6 | 0.00 | 0.00 | 0.01 | 0.03 |
| 17 | QUEBRADILLA | 17176 | 17177 | 6 | 47 | 0.29 | 2.68 | 0.26 | 1.09 |
| 18 | QUEBRADILLA | 17189 | 17190 | 4 | 8 | 0.10 | 0.10 | 0.07 | 0.07 |
| 19 | QUEBRADILLA | 15003 | 15004 | 20 | 27 | 0.08 | 0.07 | 0.15 | 0.11 |
| 20 | QUEBRADILLA | 17050 | 17051 | 38 | 35 | 0.41 | 0.47 | 0.18 | 0.17 |
| 21 | QUEBRADILLA | 17060 | 17061 | 71 | 61 | 0.77 | 1.07 | 2.38 | 1.71 |
| 22 | SAN MARCOS | 14961 | 14960 | 769 | 804 | 0.38 | 0.50 | 0.13 | 0.18 |
| 23 | SAN MARCOS | 14971 | 14970 | 151 | 181 | 1.33 | 0.60 | 0.11 | 0.13 |
| 24 | LA ROSA | 12965 | 12964 | 923 | 330 | 0.45 | 0.11 | 0.05 | 0.03 |
| 25 | LA ROSA | 12982 | 12981 | 512 | 110 | 0.69 | 0.70 | 0.05 | 0.10 |
| 26 | LA ROSA | 17052 | 17051 | 85 | 51 | 0.10 | 0.08 | 0.04 | 0.05 |
| 27 | SAN MARCOS | 13287 | 13286 | 748 | 456 | 0.61 | 0.89 | 0.19 | 0.10 |
| 28 | LA ROSA | 14034 | 14033 | 233 | 246 | 0.13 | 0.39 | 0.03 | 0.06 |
| 29 | LA ROSA | 14045 | 14044 | 1,149 | 1,478 | 0.45 | 0.28 | 0.04 | 0.05 |
| 30 | LA ROSA | 14510 | 14509 | 160 | 245 | 0.36 | 0.03 | 0.17 | 0.01 |
| 31 | LA ROSA | 14521 | 14520 | 108 | 168 | 0.67 | 0.62 | 0.07 | 0.08 |
| 32 | SAN MARCOS | 13277 | 13276 | 346 | 725 | 3.30 | 2.06 | 0.55 | 0.18 |
| 33 | SAN MARCOS | 13287 | 13286 | 748 | 456 | 0.61 | 0.90 | 0.19 | 0.10 |
| 34 | SAN MARCOS | 13297 | 13296 | 453 | 301 | 3.91 | 3.28 | 0.12 | 0.05 |
| | | 34 | | Assay g/tonne Silver | | Assay % Pb | | Assay % Zn | |
| **General Statistics** | | Min | | 2 | 6 | 0.00 | 0.00 | 0.01 | 0.01 |
| | | Max | | 1,149 | 1,478 | 8.98 | 18.75 | 10.89 | 12.65 |
| | | Media | | 256 | 232 | 1.92 | 1.98 | 0.97 | 1.16 |
| | | STD | | 302 | 300 | 2.40 | 3.36 | 1.94 | 2.40 |
| | | Correlation | | 0.81 | | 0.63 | | 0.89 | |



Ag g/tonne
Sample No
La Parrilla Lab
Inspectorate Lab.
Assay % Pb
Sample No.
La Parrilla Lab
Inspectorate Lab.
Assay % Zn
Sample No
La Parrilla Lab
Inspectorate Lab.



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950


Project No. 80535

Drawing Provided by/Prepared for
**FIRST MAJESTIC SILVER Corp.**

Project Name
La Parrilla Silver Mine

FIGURE 15-3
PULP ASSAYS CHECKS

Date of Issue
Jan/2008

Drawing Name
Fig.15-3.dwg

PAH suggests the implementation of a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples to keep a close control of the assay results. PAH recommends that a similar program as that for core samples be established, to compare assay results between La Parrilla Silver Mine lab and Inspectorate for channel and production samples.

## 15.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. PAH recommends the inclusion of standard samples to assess analytical precision. In addition, field duplicate samples and blank samples would allow for an assessment of sample preparation procedures.

It is PAH's opinion that the sample methods and analyses are representative of the deposits at La Parrilla Silver Mine, and that most of FMPlata's data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Parrilla Silver Mine operation is being conducted by FMPlata in a reasonable manner, consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the mineralization of the deposits, and believes that they may be used with acceptable confidence in the estimation of the mineable Reserves.

## 16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Parrilla Silver Mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine.

FMPlata has established a systematic procedure to verify data and quality control which has proven effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMPlata initiated an effective control of La Parrilla Silver Mine operations since May 2004 when it took control of the mining operation.

La Parrilla Silver Mine maintains an active program of assay checks for the production of concentrates at the mine's lab, in addition to a sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 presents a summary of Doré shipments for September, October and November, 2007. It includes 12 of La Parrilla Silver Mine's Doré shipment assays reported by FMPlata and by Peñoles laboratories.

**TABLE 16-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Doré Bars Assays Check (Sep-Nov, 2007)**

| Shipment | | La Parrilla Lab Assays | | | Met - Mex Peñoles Assays | | |
|---|---|---|---|---|---|---|---|
| | | Weight | Gold | Silver | Weight | Gold | Silver |
| No | Date | (Kg) | g/tonne | Kg/Tonne | Kg | g/tonne | Kg/Tonne |
| 92-07 | 22-Nov-07 | 295.980 | 951.00 | 972.11 | 296.040 | 1,027.000 | 967.354 |
| 91-07 | 22-Nov-07 | 326.410 | 795.00 | 953.80 | 326.465 | 762.000 | 950.752 |
| 90-07 | 22-Nov-07 | 248.240 | 734.00 | 975.68 | 248.299 | 868.000 | 973.022 |
| 89-07 | 22-Nov-07 | 288.630 | 856.00 | 982.07 | 288.732 | 825.000 | 979.493 |
| 88-07 | 22-Oct-07 | 347.320 | 799.00 | 946.80 | 347.372 | 745.000 | 941.547 |
| 87-07 | 22-Oct-07 | 319.780 | 779.00 | 977.01 | 319.821 | 740.000 | 972.450 |
| 86-07 | 22-Oct-07 | 405.630 | 897.00 | 947.34 | 405.691 | 1,202.000 | 943.376 |
| 85-07 | 22-Oct-07 | 281.790 | 1,158.00 | 955.61 | 281.796 | 1,059.000 | 955.108 |
| 84-07 | 20-Sep-07 | 326.840 | 716.00 | 937.65 | 326.235 | 733.000 | 934.365 |
| 83-07 | 20-Sep-07 | 378.920 | 901.00 | 955.20 | 378.991 | 956.000 | 954.432 |
| 82-07 | 20-Sep-07 | 309.730 | 849.00 | 943.74 | 309.837 | 828.000 | 943.463 |
| 81-07 | 20-Sep-07 | 394.700 | 757.00 | 958.75 | 394.686 | 695.000 | 955.558 |
| General Satistics | Min | 248.240 | 716.00 | 937.65 | 248.299 | 695.000 | 934.365 |
| | Max | 405.630 | 1,158.00 | 982.07 | 405.691 | 1,202.000 | 979.493 |
| | Average | 326.998 | 849.33 | 958.81 | 326.997 | 870.000 | 955.910 |
| | Stdev | 47.584 | 120.84 | 14.56 | 47.577 | 158.219 | 14.351 |
| | Correlation | 1.00 | 0.71 | 0.99 | | | |

Figure 16-1 shows graphs of Doré silver and gold assays correlation as reported by the FMPlata and Met-Mex Peñoles labs.

Statistical analysis of these results indicates a coefficient of correlation of 71 percent for the gold and 99 percent for the silver between the assays at La Parrilla Silver Mine and Peñoles laboratories.

Table 16-2 shows a list of 11 samples of bulk concentrates shipped to Met-Mex Peñoles during the months of October and November, 2007. These concentrates were assayed for gold, silver and lead. Correlation of assay results between the La Parrilla Silver Mine and Peñoles labs is represented by graphs in Figure 16-2. The coefficient of correlation for silver assays is 99 percent, while for lead is 97 percent. The La Parrilla Silver Mine lab does not assay the samples for gold due to a very low grade.

**TABLE 16-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Concentrates Assays Check (Aug, 2007)**

| Concentrate Shipment | | First Majestic Plata - Concentrate Assays | | | | Met-Mex Peñoles - Concentrate Assays | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Weight | Assays | | | Weight | Assays | | |
| No | Date | Tonnes | Gold g/tonne | Silver Kg/tonne | Lead % | Tonnes | Gold g/tonne | Silver Kg/tonne | Lead % |
| P-20072848 | 22-Nov-07 | 66.630 | N.A. | 2.258 | 15.700 | 66.354 | 0.500 | 2.201 | 17.040 |
| P-20072797 | 22-Nov-07 | 65.826 | N.A. | 2.606 | 19.990 | 65.475 | 0.450 | 2.534 | 21.460 |
| P-20072699 | 22-Nov-07 | 133.835 | N.A. | 3.112 | 25.710 | 129.370 | 0.470 | 3.032 | 26.710 |
| P-20072678 | 22-Nov-07 | 34.081 | N.A. | 2.998 | 23.760 | 33.238 | 0.550 | 2.943 | 26.170 |
| P-20072666 | 22-Nov-07 | 32.910 | N.A. | 2.954 | 22.560 | 32.598 | 0.550 | 2.962 | 26.260 |
| P-20072557 | 22-Oct-07 | 34.156 | N.A. | 3.206 | 26.220 | 33.899 | 0.530 | 3.121 | 31.420 |
| P-20072560 | 22-Oct-07 | 33.596 | N.A. | 3.334 | 31.190 | 33.493 | 0.600 | 3.293 | 33.320 |
| P-20072557 | 22-Oct-07 | 34.178 | N.A. | 3.294 | 28.660 | 33.536 | 0.630 | 3.179 | 32.220 |
| P-20072493 | 22-Oct-07 | 33.629 | N.A. | 2.878 | 20.650 | 33.475 | 1.450 | 2.794 | 22.250 |
| P-20072470 | 22-Oct-07 | 34.212 | N.A. | 2.930 | 20.380 | 33.320 | 0.800 | 2.896 | 24.410 |
| P-20072430 | 22-Oct-07 | 33.298 | N.A. | 2.730 | 21.410 | 32.894 | 0.570 | 2.708 | 24.170 |
| General Statistics | Min | 32.910 | N.A. | 2.258 | 15.700 | 32.598 | 0.450 | 2.201 | 17.040 |
| | Max | 133.835 | N.A. | 3.334 | 31.190 | 129.370 | 1.450 | 3.293 | 33.320 |
| | Average | 48.759 | N.A. | 2.936 | 23.294 | 47.968 | 0.645 | 2.878 | 25.948 |
| | Stdev | 31.065 | N.A. | 0.318 | 4.404 | 29.986 | 0.283 | 0.311 | 4.930 |
| | Correlation | 1.00 | N.A. | 0.99 | 0.97 | | | | |

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the Doré and concentrates produced at La Parrilla Silver Mine and shipped to the smelter.

PAH's conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable Reserves, and that the sales of Doré and concentrates are a clear representation of FMPlata production sales.

During PAH's site visit, four drillholes, from Quebradillas (Q-22 and Q-25), from Las Vacas (VC-10 and VC-11) were selected to review FMPlata's core and sampling procedures. PAH notes that the core is kept in boxes with clear markings of samples and depth. The core has been split in half and occasionally in one quarter for assaying. The mineralization intercepts are sampled and FMPlata provided copies of the assay certificates. PAH reviewed the original certificates, which are kept at FMPlata's office in the city of Durango. PAH believes that an adequate amount of checking has been performed at La Parrilla Silver Mine, and that the results are representative of the mineralization in the deposit.


DORE Silver Assays Correlation
Kg/tonne Silver
990.00
980.00
970.00
960.00
950.00
940.00
930.00
920.00
910.00
990.000
980.000
970.000
960.000
950.000
940.000
930.000
920.000
910.000
La Parrilla Silver Assays
Met-Mex Penoles Silver Assays
1 2 3 4 5 6 7 8 9 10 11 12
Shipment No.


DORE Gold Assays Correlation
Gold Assay g/tonne
1,400.00
1,200.00
1,000.00
800.00
600.00
400.00
200.00
0.00
1,400.000
1,200.000
1,000.000
800.000
600.000
400.000
200.000
0.000
La Parrilla Gold Assays
Met-Mex Penoles Gold Assays
1 2 3 4 5 6 7 8 9 10 11 12
Shipment No.


DORE Shipment's Weight Correlation
Weight, Kg
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0.000
La Parrilla DORE Weight, Kg
Met-Mex Penoles DORE Weight - Kg
1 2 3 4 5 6 7 8 9 10 11 12
Shipment No.

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp.<br>Project Name<br>La Parrilla Silver Mine | FIGURE 16-1<br>DORE BARS ASSAYS CHECKS | Jan/2008<br>Drawing Name<br>Fig.16-1.dwg |
| Project No. 80535 | | | |



La Parrilla Concentrate Silver Assays Checks
Silver Kg/tonne
4.000
3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
1
2
3
4
5
6
7
8
9
10
11
Shipment No.
La Parrilla Assays+'PARRILLA CONC'!$A$39
Met-Mex Penoles Assays
La Parrilla Concentrate Lead Assays Checks
Pb Kg/tonne
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0.000
Shipment No.
La Parrilla Pb Assays
Met-Mex Penoles Pb Assays


| Prepared by: pincock, allen & holt, 165 S. Union Boulevard, Suite 950, Lakewood, Colorado 80228, Phone (303) 986-6950 | Drawing Provided by/Prepared for: FIRST MAJESTIC SILVER Corp. | FIGURE 16-2 CONCENTRATES ASSAYS CHECK (AUGUST, 2007) | Date of Issue: Jan/2008 |
|---|---|---|---|
| Project No.: 80532 | Project Name: La Parrilla Silver Mine | | Drawing Name: Fig.16-2.dwg |

# 17.0 ADJACENT PROPERTIES

No adjacent properties exist within the surrounding areas of La Parrilla Silver Mine. Several mines, including: Quebradillas, La Blanca, Las Vacas, San Nicolás and other mines, are covered by mining concessions that were recently acquired by FMPlata from Grupo México and other parties. Therefore, FMPlata has consolidated ownership of the area surrounding the La Parrilla Silver Mine.

In addition to the mining concessions acquired by FMS from Minera Los Rosarios and Grupo México, FMPlata has applied for two other claims that protect all the area surrounding the La Parrilla Silver Mine. The claims provide coverage of 53,290.21 hectares. These claims have been approved by the Dirección General de Minas, titles are pending to be issued.

No other mines exist nearby the La Parrilla Silver Mine area. Other mining districts located within the La Parrilla Silver Mine region are the following:

- The Chalchihuites mining district, partially owned by FMS, is located approximately S50ºE and 50km from La Parrilla Silver Mine's district. The areas within this district owned by FMS included the Perseverancia Silver Mine and the San Juan Silver Mine.

- La Colorada mine, owned and operated by Pan American Silver is located about 70 km S40ºE from La Parrilla Silver Mine, and

- The San Martín / Sabinas / Los Tocayos mining district, with mines operated by Grupo México, Peñoles and others near the city of Sombrerete, Zacatecas, is about 60km to the S75ºE from the La Parrilla Silver Mine area.

La Parrilla Silver Mine district and other regional mining districts as shown in Figure 17-1.

Surface rights for installations, waste dumps, tailings, and some of the mines within La Parrilla Silver Mine area, have been obtained by FMPlata in an Agreement for the use of surface rights with the Ejido of San José de La Parrilla, for 15 years, covering 69 hectares, and also FMPlata purchased and additional 30.50 hectares of surface rights from Grupo México.


San Martin
G. México
400 M oz Ag
Sabinas
Peñoles
47 M oz Ag
La Colorada
Panamerican Silver
25 M oz Ag
Chalchihuites
First Majestic
La Parrilla mine

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 17-1<br>LA PARRILLA and OTHER REGIONAL MINES | Jan/2008 |
| Project No. 80532 | Project Name: La Parrilla Silver Mine | | Drawing Name: Fig.17-1.dwg |

## 18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The ore processed from the La Parrilla mining district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 65 percent of the silver in cyanide leaching, and about 65 percent for silver and 55 percent for lead in the flotation circuit. The recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit are expected to rise to 70 percent in the short term as modifications are made to the circuit and the operators become more skilled; however, based on historic data and metallurgic testing, the La Parrilla Silver Mine personnel has defined 75 percent recoveries as a reasonable goal for silver and lead in the medium term.

The valuable mineral in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly-auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the doré bars.

Figure 18-1 shows flotation concentrate cell at La Parrilla Silver Mine.


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.18-1.dwg

FIGURE 18-1
SULFIDES BULK FLOTATION

## 19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Parrilla Silver Mine uses conventional, manual methods, supported by computer applications and software, to calculate the tonnage and average grades of the mineral Resources and Reserves. FMPlata has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by FMS. Currently FMPlata maintains geologic interpretations and mine plans in AutoCAD and databases in Excel spreadsheets. FMPlata has reviewed and calculated Resources and Reserves for La Parrilla Silver Mine to assess the current status of the property and to use it as a basis for future updated estimates and reconciliation. This estimate is also the basis for design and evaluation of exploration programs for the mine. This Resource / Reserve calculation has been estimated as of October 31, 2007.

### 19.1 *Introduction*

FMPlata initiated exploration activities at La Parrilla Silver Mine area in July 2005. Diamond drilling and underground development works were focused in exploring the Los Rosarios System. Other than exploration by Grupo México at Quebradillas and Vacas mines, no other significant exploration studies had been carried out at La Parrilla until FMS initiated these investigations. Currently FMPlata is exploring by underground development and drilling at La Blanca, La Rosa, Rosarios, San Marcos, Quebradillas, Las Vacas, San Onofre and Temis areas. As a result of these exploration efforts, other areas have been located that will be included in future FMPlata programs, such as the probable open pitable area to the East of Quebradillas.

FMPlata initiated exploration programs based on drifting and channel sampling. Old workings and accessible areas within the Los Rosarios System mines are a primary target for confirmation and further exploration by FMPlata, as well as other promising areas of resources.

Exploration studies at La Parrilla Silver Mine from 1990 to the end of 2007, including FMPlata program for the second semester of the year, and those investigations carried out by now Grupo México, adds up to 281 drillholes (65 drilled by Grupo México) with a total drilled depth of 71,687m; 274.2km of geophysical surveying (IP/RA), including 46 km carried out by FMPlata during the last period; 36sq km of aeromagnetic investigations; and about 4,100 samples for geochemical research, in addition to 12,269m of underground development, including 1,663m by Grupo México.

Quebradillas mine was explored and developed by now Grupo México. It was investigated by drifting, ramps and crosscuts, as well as by diamond drilling. Grupo México indicated a significant tonnage and grade on Reserves for the mine based on these investigations, however that Reserve is historical and no details are known to the author for consideration in this Report. FMPlata has initiated aggressive mine development and drilling to validate those Reserves and Resources. During this period, FMPlata has estimated at Quebradillas about 25,000 tonnes in Reserves in addition to about 423,000 tonnes of ore in Resources. These Reserves and Resources were only estimated with part of the drill hole sample assays,

since most of the completed drill hole samples are pending from assaying at Inspectorate lab. Geologic projections of the Quebradillas deposit appear to indicate a significant deposit to be further developed.

## 19.2 *Methodology*

La Parrilla Silver Mine actual Reserve and Resource blocks are primarily located in the Los Rosarios System, in the San Marcos and Quebradillas mines. Mineralization at La Parrilla Silver Mine is controlled by regional and local mineralized structures, intrusive stocks, dikes, sills and the metasomatic zone that surrounds the main granodiorite stock.

Regional and local geologic features appear to indicate that the main mineral concentrations are emplaced in the surrounding area to deep granodiorite stocks. These stocks are well defined by magnetic anomalies. Geologic structures are located and oriented around the boundaries of the deep igneous bodies, which probably have originated them during the tectonic events. Breccia zones and intense fracturing of some areas were also originated by the igneous events. Chemically and structurally favorable enclosing rocks allow deposition and replacement of the economic mineralization in the area.

Under this propitious geologic environment, the Resource and Reserve blocks have been defined at the various mineralized structures, veins, veinlets, intersections and stockwork zones at the drift levels along the Los Rosarios System and others mines within the area, where sampling has found economically mineable mineralization.

The Reserve tonnage and grade are based largely on channel samples, while the Resources are largely determined by diamond drilling. Reserve blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones; they may reach lengths of up to 200 meters, and are dependant on the ore shoot extensions. The vertical extension of the Reserve and Resource blocks is projected between contiguous drift levels. Vertical extension if generally projected to 30m, but in some cases it may reach 50m. The Los Rosarios System has been developed and partially drilled, in its central portion, along an extension of approximately 1.50km. Within this distance FMPlata has defined four ore shoots. This System includes, from the SE, the La Blanca, Rosarios and La Rosa mines. This central portion of the system comprises the main mining development within La Parrilla Silver Mine, and it also holds the most significant Reserves and Resources known to date.

The San Marcos vein occurs in a general NS strike at the eastern part of the area, and it tends to intercept the Los Rosarios System. The San Marcos mine was developed near the area where this projection may take place. FMPlata is reopening and developing the old mine in a systematic manner with ramps and regular drifting to prepare mine blocks for production, as well as for exploration. An ore shoot of approximately 200m long has been delineated and some Reserves are already accessible for production. An intense drilling program indicates continuity of the mineralization to depth as well as along strike.

Other significant Resources within the area are now under investigation by FMPlata, in the Quebradillas, where an interesting breccia pipe is under investigation and development, San José, Vacas, Las Víboras, Sacramento, Santa Paula, etc.

Geophysical anomalies within the area represent a significant target for exploration since these may indicate geological features that appear appropriate for finding other mineral concentrations. Geochemical sampling may be a useful tool to qualify these anomalies. FMPlata is utilizing all these techniques to investigate the La Parrilla district for satellite mineral deposits within the area.

For Reserve estimation, the cross sectional area of mineralization is drawn on each of the blocks using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone. The Reserve Blocks are projected up and down by a maximum length of 20m in vertical extension, although they may be limited by mine drifts or other workings. Mine dilution is adjusted to a minimum mining width of 2.00m. Proven Reserves are based on channel sampling of contiguous drift levels and accessible raises and other mine works. Probable Reserves are projected at 20m beyond the proven blocks. Measured and Indicated Resources are projected beyond the probable Reserves, considering geologic features and evidences of mineralization continuity. Resource estimates are projected at 25m from the drill intercepts.

In PAH's opinion the La Parrilla Silver Mine Reserve / Resource Blocks estimation is in accordance to acceptable engineering practices and appropriate for the geologic characteristics of the mineral deposits within the La Parrilla district.

The density factor (specific gravity) is then input into the calculation and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X s.g. = tonnes of material.

The density factor used (2.70) to convert reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Mr. Manuel Yañez Escareño, Manager of the La Parrilla Silver Mine lab.

PAH believes that on average the density for mineralization is conservative since the results indicate a general average of 2.79. PAH recommends that samples be periodically taken as checks for bulk density determination to ensure the application of an appropriate density factor.

To estimate the average grade and thickness for each Reserve / Resource Block at La Parrilla Silver Mine, composites of all channels and sample grades that occur on either side within the block's drifts are taken in consideration. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each Reserve Block are then determined by combining the tonnes and grade results obtained for each section that crosses the block. The Resource Block tonnes and grade are tabulated by FMPlata on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the mineralized zones for use in the Reserve estimate is done with cutoff grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as some non economic mineralization below the cutoff grade, in which case FMPlata eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional cross cuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or drillholes, be used as much as possible in the blocks of Reserve and Resource estimation.

The Reserve Blocks estimated by FMPlata are not included within the Resource Blocks.

In PAH's opinion the Reserve and Resource Block estimates carried out by FMPlata at La Parrilla Silver Mine have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves.

## 19.3 *Cutoff Grade Calculations*

For the current reserve, PAH has calculated, breakeven cutoff grades, based on sales, for both the extraction and processing of oxide ore as well as extraction and processing of sulfide ore in La Parrilla Silver Mine underground mine operations. The basic parameters applicable to the cutoff grade calculations for the underground mining operation are shown in the following table:

**TABLE 19-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Cutoff Grade Parameters (oxide ore)**

| Concepts | | Costs and Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $45.50 |
| COG Silver only (g/t Ag) | | 221 |
| Gold credits (g/t Ag Equiv.) | | 6 |
| **COG -Gold Credits (g/t Ag)** | | **215** |
| Silver Recovery in Mill (%) | | 64.0% |
| Payable Silver from Refinery | | 99.5% |
| Payable Gold from Refinery | | 99.0% |
| Silver Price ($/oz.) | | $10.50 |
| Gold Price (S/oz) | | $560 |
| Lead Price ($/lb.) | | $0.68 |
| Zinc Price ($/lb.) | | $1.16 |
| Monetary Exchange Rate | | $10.94 pesos: $1.00 |

*88,936.0 tonnes of oxide ore processed in first 10 months of 2007.

***Oxide Ore***

Equating these parameters (oxide ore only), the breakeven cutoff grade for silver ($COG_{Ag}$), based solely on silver for total operating costs (Table 19-1) and process recoveries is as follows:

$CM_{Ag}$ =Total operating costs/ (Silver price X mill recovery X refinery payable metal)

CMAg= $45.50 per tonne/($10.50 X 0.64 X 0.995) =7.11 oz Ag per tonne or **221 g Ag/t.**

However, there is a small gold contribution for La Parrilla Silver Mine oxide ores. Production of gold in the doré from the mine only for the first 10 months of 2007 was 10.1 kilograms. The calculation for gold contribution is as follows:

Revenues from gold ($R_{Au}$) = Ounces of gold in doré X payable from refinery X gold price.

$R_{Au}$ =323 oz Au X 0.995 X $560

$R_{Au}$ = $180,000

$R_{Au}$/ tonne mined = $180,000 / 88,700 = $2.03

The silver equivalent of gold contribution = $2.03 /$10.50 = 0.193 oz Ag/t or **6.0 g Ag/t.**

The adjusted mine cutoff grade ($CM_{Ag}$) is then: 221 g Ag/t Ag- 6 g Ag/t = **Ag = 215 g Ag/t**.

***Lead Silver Sulfide Ore***

The basic parameters used for the cutoff grade calculations for the mining and processing of lead-silver sulfide ore from La Parrilla Silver Mine is shown in Table 19-2 as follows:

**TABLE 19-2**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A de C.V.**
**La Parrilla Silver Mine**
**Cutoff Grade Parameters Lead-Silver Sulfide (**

| Concepts | | Costs and Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $43.13 |
| COG Silver only (g/t Ag) | | 215 |
| Lead credits (g/t Ag Equiv.) | | 6 |
| **COG - Lead Credits (g/t Ag)** | | **185** |
| Silver Recovery in Mill (%) | | 62.5% |
| Payable Silver from Smelter (Pb-Ag Conc.) | | 95.0% |
| Payable Lead from Silver (Pb-Ag Conc.) | | 88.0% |
| Payable Silver from Smelter (Zn-Ag Conc.) | | 67.0% |
| Payable Zinc from Smelter (Zn-Ag Conc.) | | 80.0% |
| Silver Price ($/oz.) | | $10.50 |
| Lead Price ($/lb.) | | $0.68 |
| Zinc Price ($/lb.) | | $1.16 |
| Monetary Exchange Rate | | $10.94 pesos: $1.00 |

*53,845 tonnes mined & processed in first 10 months of 2007.

Equating the parameters from the above table, the breakeven cutoff grade for mining and processing of the lead-silver (only) sulfide ore, based solely on silver, for the total operating costs (Table 25-12) and the 2007 process recoveries, is as follows:

$CD_{A_3}$ = Total Operating Costs/ (silver price X mill recovery X smelter payable metal).

$CD_{A_3}$ = \$43.13/ \$10.50 X 0.625 X 0.95) = 6.92 oz Ag/t or **215 g Ag/t.**

A lead contribution is obtained from mining and processing the lead-silver sulfide ore at La Parrilla Silver Mine. About 409.4 tonnes of lead in concentrates was produced in the first 10 months of 2007. The calculation for the lead contribution is as follows:

Revenues for lead ($R_{Pb}$) = Lbs in concentrates X payable from smelter X lead price.

$R_{Pb}$= 409.4 tonnes X 2204.6 lbs/t X 0.88 X \$0.68

$R_{Pb}$ = \$539,600

$R_{Pb}$ per tonne of sulfides processed = \$539,600/53,845 = \$10.02

Ag Equivalent per tonne processed = $R_{Pb}$/ Ag price = \$10.02/\$10.50 = 0.95 oz Ag/t or **30 g Ag/t**.

Adjusted Cut-off Grade ($CD_{Ag}$) for lead-silver sulfides = 215g Ag/t – 30g Ag/t = **185 g Ag/t.**

***Lead-Zinc-Silver Sulfides***

There will also be a zinc contribution for La Parrilla Silver Mine lead-zinc-silver sulfide cut-off grade for the calculation of lead-zinc-silver sulfide Resources. The first shipment of zinc concentrates from La Parrilla Silver Mine to Peñoles' Torreón smelter was made late in the 4th quarter of 2007, and FMPlata has budgeted steady zinc concentrate for 2008 and beyond. The basic parameters used for the cutoff grade calculations for the mining and processing of lead-silver sulfide ore form La Parrilla Silver Mine are shown in Table 19-3 as follows:

**TABLE 19-3**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Cut-Off Grade Parameters for Lead-Zinc-Silver Sulfide Ore**

| Concepts | | Costs & Other |
|---|---|---|
| Average Total Operating Cost Per Tonne | | $43.13 |
| COG Silver only (g/t Ag) | | 215 |
| Lead credits (g/t Ag Equiv.) | | 6 |
| COG - Lead Credits (g/t Ag Equiv.) | | 185 |
| Zinc Credits (g/t Ag Equiv.) | | 53 |
| **COG-Zinc Credits (g/t Ag Equiv.)** | | **132** |
| Silver Recovery in Mill (%) | | 62.5% |
| Payable Silver from Smelter (Pb-Ag Conc.) | | 95.0% |
| Payable Lead from Silver (Pb-Ag Conc.) | | 88.0% |
| Payable Silver from Smelter (Zn-Ag Conc.) | | 67.0% |
| Payable Zinc from Smelter (Zn-Ag Conc.) | | 80.0% |
| Silver Price ($/oz.) | | $10.50 |
| Lead Price ($/lb.) | | $0.68 |
| Zinc Price ($/lb.) | | $1.16 |
| Monetary Exchange Rate | | $10.94 pesos: $1.00 |

*53,845 tonnes mined & processed in first 10 months of 2007.

The calculation for the zinc contribution, based on the on the budgeted 2008 La Parrilla Silver Mine budgeted zinc concentrate production of 1,154 tonnes of zinc metal from milling 131,500 tonnes of ore, is as follows:

Revenues for zinc ($R_{Zn}$) = Lbs. in concentrate X payable from smelter X zinc price.

$R_{Zn}$ = 1,154 tonnes Zn metal X 2204.6 lbs/t X 0.80 X $1.16/ lb. Zn

$R_{Zn}$ = $2,361,000

RZn per tonne of sulfides milled = $2,361,000/131,500 = $17.95/tonne.

Ag Equivalent per tonne milled = $R_{Zn}$/ Ag Price = $17.95/$10.50 = 1.71 oz Ag/t or 53.0 g Ag/t.

Adjusted cut-off for Zn contribution = 185 g Ag/t - 53 g Ag/t = **132 g Ag/t.**

## 19.4 *Reserve Estimates*

PAH has reviewed La Parrilla Silver Mine Reserve update of October 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve

Blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

FMPlata has estimated mineable Reserves for La Parrilla Silver Mine's following deposits:

- La Rosa
- Rosarios
- La Blanca
- San Marcos
- Quebradillas

The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 0.553 million tonnes averaging 326 grams per tonne silver, 0.59 percent lead and 0.43 percent zinc, for a total of 5.8 million contained ounces of silver only or 6.1 million ounces of silver equivalent contained with gold credit. As discussed previously in the calculation methodology section, the Proven ore category has been projected up to 20 meters from the drift sample data, while the Probable ore category is projected another 20 meters beyond the proven ore.

Table 19-4 presents a summary of La Parrilla Silver Mine proven and Probable Reserves.

Figures 19-1, 19-2 and 19-3 show cross sections of the San Marcos, Quebradillas and Vacas mines showing the Reserve and Resource Blocks.

PAH notes that the Reserve and Resource blocks are exclusive of each other.

La Parrilla Silver Mine deposits occur in vein deposits and breccia zones and faults or fracturing intersections that make wide and irregular deposits. Generally ore shoots occur at La Parrilla Silver Mine in alternating zones of wide and narrow areas along the mineralized structures. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

**TABLE 19-4**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Mineral Reserves Prepared by FMS, Reviewed by PAH. As of October 31, 2007 (1,2,7)**

| Total Proven Reserves | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Deposit** | **Mineralization** | **Category** | **Metric Tonnes** | **Width** | **Grade** | | | | **Contained Silver, ounces (3,4,5)** | |
| | **Oxides / Sulfides** | | **Tonnes** | **meters** | **Gold g/tonne** | **Silver g/tonne** | **Lead, %** | **Zinc, %** | **Silver only** | **Silver equivalent** |
| San Marcos | Oxides | Proven | 10,518 | 2.45 | | 601 | | | 203,147 | 205,176 |
| La Rosa - Rosarios - La Blanca | Oxides | Proven | 168,064 | 2.66 | | 323 | | | 1,747,440 | 1,779,860 |
| Quebradillas | Oxides | Proven | 16,700 | 3.09 | | 229 | | | 123,008 | 126,229 |
| **Total Proven Reserves** | **Oxides** | **Proven** | **195,282** | **2.69** | **0.00** | **330** | **0.00** | **0.00** | **2,073,595** | **2,111,266** |
| | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Sulfides | Proven | 156,087 | 2.83 | 0.00 | 316 | 1.41 | 1.28 | 1,586,155 | 1,736,704 |
| **Total Proven Reserves** | **Sulfides** | **Proven** | **156,087** | **2.83** | **0.00** | **316** | **1.41** | **1.28** | **1,586,155** | **1,736,704** |
| | | | | | | | | | | |
| **Total Oxides plus Sulfides Reserves (6,7)** | | **Proven** | **351,368** | **2.75** | **0.00** | **324** | **0.63** | **0.57** | **3,659,750** | **3,847,969** |
| | | | | | | | | | | |
| **Total Probable Reserves** | | | | | | | | | | |
| San Marcos (oxides) | Oxides | Probable | 7,012 | 2.45 | | 601 | | | 135,433 | 136,786 |
| La Rosa - Rosarios - La Blanca | Oxides | Probable | 89,251 | 2.67 | | 312 | | | 896,310 | 913,527 |
| Quebradillas | Oxides | Probable | 8,662 | 3.10 | 0.00 | 231 | | | 64,363 | 66,034 |
| **Total Probable Reserves** | **Oxides** | **Probable** | **104,925** | **2.69** | **0.00** | **325** | **0.00** | **0.00** | **1,096,106** | **1,116,347** |
| | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Sulfides | Probable | 97,101 | 3.14 | 0.00 | 336 | 1.08 | 0.38 | 1,049,579 | 1,143,235 |
| **Total Probable Reserves** | **Sulfides** | **Probable** | **97,101** | **3.14** | **0.00** | **336** | **1.08** | **0.38** | **1,049,579** | **1,143,235** |
| | | | | | | | | | | |
| **Total Oxides plus Sulfides Reserves (6,7)** | | **Probable** | **202,026** | **2.91** | **0.00** | **330** | **0.52** | **0.18** | **2,145,686** | **2,259,582** |
| | | | | | | | | | | |
| **Total Proven & Probable Reserves, Oxides and Sulfides (6,7)** | | | **553,394** | **2.81** | **0.00** | **326** | **0.59** | **0.43** | **5,805,436** | [illegible] |

(1) Cutoff and silver equivalent based on sales. Prices used for evaluation: Ag-$10.50/oz; Pb-$0.68/lb; Zn-$1.1[illegible]/lb
(2) Cutoff grade estimated for oxides ore as 221 g/tonne Ag only, and for sulfides ore as 215 g/tonne Ag only. Zinc is not considered in reserves
(3) Cutoff grade estimated for oxides ore as 215 g/tonne - Ag equivalent including Au credit = 6 g/tonne Ag.
(4) Cutoff grade estimated for Ag/Pb sulfides ore as 185 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag
(5) Cutoff grade estimated for Ag/Pb/Zn sulfides in resources as 132 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag and Zn credit = 53 g/tonne Ag.
(6) Figures in table may not match due to rounded estimates in Excel spreadsheets.
(7) Reserves and resources are exclusive of each other.


NW
BLOCK 1
BLOCK 1 A
BLOCK 1
BLOCK 2
BLOCK 2
BLOCK 3
BLOCK 3
BLOCK 4
BLOCK 5
BLOCK 8
BLOCK 9
BLOCK 9
BLOCK 10
BLOCK 11
BLOCK 12
BLOCK 13
BLOCK 14
BLOCK 15
SMI-01
SMI-02
SMI-03
SMI-04
RESERVES
RESOURCES
pincock, allen & holt
FIRST MAJESTIC SILVER Corp.
La Parrilla Silver Mine
80532
Jan/2008
FIGURE 19-1
RESERVE and RESOURCE BLOCKS
SAN MARCOS MINE


RESERVES
PROVEN
PROBABLE
RESOURCES
MEASURED
INDICATED
INFERRED
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.19-2.dwg

FIGURE 19-2
RESERVE / RESOURCE BLOCKS
QUEBRADILLAS MINE - STOPE Q-4

MINA SAN MARCOS

| RESERVES | | RESOURCES | |
|---|---|---|---|
| | PROVEN | | MEASURED |
| | PROBABLE | | INDICATED |
| | | | INFERRED |

GEOFISICA POR P.I. RANGO DE ELEVACION 1751 A 1900 MTS.

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt | FIRST MAJESTIC SILVER Corp. | FIGURE 19-3 RESERVE / RESOURCE BLOCKS VACAS MINE | Jan/2008 |
| Project No. 80532 | Project Name La Parrilla Silver Mine | | Drawing Name Fig.19-3.dw |

## 19.5 *Resource Estimation*

Resource calculations by FMPlata at La Parrilla Silver Mine are based on projections of the mineralized zones in the underground mine workings, 20m beyond the areas of Reserves for the Measured Resources, and another 20m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource Block boundaries along mineralized structures, and another 20m beyond the blocks' width. The estimated Resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and on the ore shoots projections and they may reach 200m in length as in the Rosarios System.

La Parrilla Silver Mine mineral Resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves.

The grade for these blocks is determined from the grade estimated for the drillhole intercepted grade and from the adjacent Reserve Blocks, and sampling in mine workings and drill holes located within the block area.

FMPlata continues to identify Reserve and Resource blocks indicated by previous operators, and exploring additional areas. The estimated mineral Resources are considered conservative, since only adjacent blocks are projected from the Reserve Blocks. Mineralization within the metasomatic zone in the contact between the intrusive stock and the carbonaceous Cuesta del Cura Formation has shown high probability of occurrence as Skarn deposits.

Additional geologic potential exists within La Parrilla Silver Mine's area to investigate targets that may result in significant resource development for the operation. Direct exploration of the geophysical anomaly areas may result in significant target zones for further exploration. Previous investigations by Grupo México have also indicated IP anomalies, which may represent concentrations of sulfides or other conductive minerals.

Other areas representing interesting geologic potential within the FMPlata holdings are the following:

- San José mine
- Sacramento
- Cerro Santiago
- Stockwork zone to the East of Quebradillas
- Las Víboras
- San Marqueña
- Mina Santa Paula
- Las Vacas
- Quebradillas, and
- Color anomaly to the West of San José de la Parrilla
- La Protectora, etc.

Additional Inferred Resources have been projected in the Rosarios and San Marcos zones.

PAH has included the zinc mineralization in the La Parrilla Silver Mine Resources, but excluded from the Reserve estimates, because only one test shipment of zinc concentrates was made to Met-Mex Peñoles as a result of the activation of the zinc flotation circuit during our site visit. A proforma of sales was made available to PAH at this time to estimate parameters such as recovery rates, etc. for economic considerations.

FMPlata estimate of Measured and Indicated Resource Blocks as reviewed by PAH, is shown in Table 19-5. Most of the Resources are defined by diamond drilling. The Measured and Indicated silver Resources, including oxides and sulfides mineralization, consist of 2.7 million tonnes averaging 287 grams per tonne silver, for a total content of 24.6 million ounces of silver only contained or 29.3 million ounces of silver equivalent net of gold credit for oxides and lead and zinc for sulfides. The Resources grade has been estimated "in situ" above cutoff grade, and the silver equivalent content is net of gold credit in oxides, at 6 g/tonne Ag, and net of lead and zinc credits for sulfides, at 30 and 53 g/tonne Ag respectively. This estimate is based on the following prices: Ag - \$10.50/oz, Au - \$570/oz, Pb - \$0.68 / lb and Zn - \$1.16 / lb.

Table 19-5 shows the Measured and Indicated Resources and the Inferred Resource Estimate for La Parrilla Silver Mine. PAH notes that these Resources are in addition to the previously reported Reserves.

FMPlata has estimated additional silver Resources at a distance beyond the Proven and Probable Reserves. These Inferred Resources are estimated at 4.2 million tonnes at an average grade of 230 g/tonne Ag, representing a content of 30.7 million ounces of silver only, or 38.6 million ounces of silver equivalent including Au, Pb and Zn credits, within the Resource. These additional Resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data and are estimated at a lower degree of confidence than the other Reserve or Resource categories. PAH considers these additional Resources to be of an Inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on widely-spaced drill holes, surface sampling or old surface workings. These Resources are presented by FMPlata as Inferred Resources.

The Inferred Resources need considerable grade and tonnage information before they can be "proved up" to "mineable Reserves." To date, Los Rosarios system at La Parrilla Silver Mine has demonstrated a continuity along about 2.0 kilometers of strike length and down dip to about 400 meters; so it is reasonable to assume that in the future, Resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred Resources for La Parrilla are presented in the lower portion of Table 19-5.

TABLE 19-5
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
Mineral Resources Prepared by FMS, Reviewed by PAH. As of October 31, 2007 (1,2,7)

| Total Measured Resources | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Deposit | Mineralization | Category | Metric Tonnes | Width | Grade | | | | Contained Silver, ounces (3,4,5) | |
| | Oxides / Sulfides | | Tonnes | meters | Gold g/tonne | Silver g/tonne | Lead, % | Zinc, % | Silver only | Silver equivalent |
| La Rosa - Rosarios - La Blanca | Oxides | Measured | 103,741 | 5.18 | 0.09 | 518 | 0.00 | 0.00 | 1,726,344 | 1,746,356 |
| Quebradillas | | | 50,881 | 5.77 | 0.43 | 292 | 0.00 | 0.00 | 477,387 | 487,202 |
| San Marcos | | | 225,859 | 3.43 | 0.22 | 373 | 0.00 | 0.00 | 2,709,836 | 2,753,405 |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Sulfides | Measured | 552,578 | 8.49 | 0.18 | 352 | 1.74 | 0.97 | 6,248,939 | 7,723,498 |
| Quebradillas | | | 243,478 | 4.82 | 0.00 | 278 | 3.81 | 5.30 | 2,176,456 | 2,826,180 |
| San Marcos | | | 48,830 | 4.09 | 0.19 | 321 | 2.20 | 1.43 | 503,915 | 634,219 |
| Vacas | | | 117,263 | 4.53 | 0.00 | 296 | 6.33 | 6.35 | 1,116,186 | 1,429,103 |
| **Total Measured Sulfides** | | | **982,148** | **6.85** | **0.11** | **325** | **2.85** | **2.74** | **10,045,496** | **12,613,000** |
| **Total Measured Oxides plus Sulfides Resources (6,7)** | | | **1,342,629** | **6.11** | **0.14** | **347** | **2.04** | **1.97** | **14,959,063** | **17,599,964** |
| **Total Indicated Resources** | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Oxides | Indicated | 43,636 | 3.23 | 0.15 | 203 | 0.00 | 0.00 | 284,795 | 293,212 |
| Quebradillas | | | 110,137 | 4.66 | 0.01 | 158 | 0.00 | 0.00 | 559,397 | 580,643 |
| San Marcos | | | 432,306 | 2.98 | 0.21 | 298 | | | 4,139,075 | 4,222,469 |
| **Total Indicated Oxides** | | | **586,079** | **3.31** | **0.17** | **264** | **0.00** | **0.00** | **4,983,267** | **5,096,324** |
| La Rosa - Rosarios - La Blanca | Sulfides | Indicated | 270,814 | 4.72 | 0.15 | 182 | 2.30 | 1.37 | 1,587,196 | 2,309,867 |
| Quebradillas | | | 18,057 | 3.80 | 0.01 | 253 | 2.24 | 5.94 | 146,903 | 195,088 |
| San Marcos | | | 25,218 | 4.09 | 0.19 | 321 | 2.20 | 1.43 | 260,260 | 327,554 |
| Vacas | | | 424,873 | 4.74 | 0.00 | 196 | 4.13 | 8.16 | 2,673,829 | 3,807,608 |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| **Total Indicated Oxides plus Sulfides Resources (6,7)** | | | **1,325,042** | **4.08** | **0.11** | **227** | **1.87** | **3.00** | **9,651,454** | **11,736,441** |
| **Total Measured plus Indicated Oxides plus Sulfides Resources (6,7)** | | | **2,667,671** | **5.10** | **0.13** | **287** | **1.95** | **2.48** | **24,610,517** | **29,336,405** |
| **Total Inferred Resources** | | | | | | | | | | |
| La Rosa - Rosarios - La Blanca | Oxides | Inferred | 802,644 | 3.05 | 0.08 | 318 | | | 8,201,831 | 8,356,664 |
| Quebradillas | | | 5,670 | 3.50 | | 285 | 4.53 | 1.64 | 51,954 | 53,048 |
| San Marcos | | | 484,049 | 3.05 | 0.16 | 326 | | | 5,078,617 | 5,171,992 |
| **Total Inferred Oxides** | | | **1,292,363** | **3.05** | **0.11** | **321** | **0.02** | **0.01** | **13,332,401** | **13,581,704** |
| La Rosa - Rosarios - La Blanca | Sulfides | Inferred | 2,616,850 | 3.87 | 0.15 | 191 | 1.98 | 1.66 | 16,040,595 | 23,023,690 |
| Quebradillas | | | 7,088 | 4.20 | 0.01 | 215 | 2.18 | 5.58 | 48,995 | 67,910 |
| Vacas | | | 240,929.59 | 4.92 | 0.00 | 171 | 3.23 | 8.89 | 1,322,823 | 1,965,747 |
| **Total Inferred Sulfides** | | | **2,864,868** | **3.96** | **0.13** | **189** | **2.09** | **2.27** | **17,412,414** | **25,057,346** |
| **Total Inferred Oxides plus Sulfides Resources (6,7)** | | | **4,157,231** | **3.68** | **0.13** | **230** | **1.45** | **1.57** | **30,744,815** | **38,639,050** |

(1) Cutoff and silver equivalent based on sales. Prices used for evaluation: [illegible]
(2) Cutoff grade estimated for oxides are as 221 g/tonne Ag only, and for sulfides are as 215 g/tonne Ag only. Zinc is not considered in reserves.
(3) Cutoff grade estimated for oxides are as 215 g/tonne - Ag equivalent including Au credit = 6 g/tonne Ag.
(4) Cutoff grade estimated for Ag/Pb sulfides are as 185 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag.
(5) Cutoff grade estimated for Ag/Pb/Zn sulfides in resources as 132 g/tonne - Ag equivalent including Pb credit = 30 g/tonne Ag and Zn credit = 53 g/tonne Ag.
(6) Figures in table may not match due to rounded estimates in Excel spreadsheets.
(7) Reserves and resources are exclusive of each other

## 19.6 *Conclusion*

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by FMPlata were reviewed by PAH and constitute part of an operation by FMPlata, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources, which are exclusive of each other category, may not be materially affected by issues that could prevent their extraction and processing.

## 20.0 OTHER RELEVANT DATA AND INFORMATION

La Parrilla Silver Mine has been in operation intermittently since the sixteenth century, when many of the mining districts in the region were discovered, such as Zacatecas, Fresnillo, San Martín/Sabinas/ Tocayos near Sombrerete, Cerro del Mercado, etc. Silver production from the La Parrilla Silver Mine's district until 2007, based in unpublished reports by ASARCO, the Comisión de Fomento Minero, production records from Mina Los Rosarios, S.A. de C.V. and production records from FMS from June 2004 to December 2007, is estimated at a total production of about 1.2 million tonnes of ore at an average grade of 321 g/tonne Ag, 1.8 % Pb and 1.7 % Zn. This represents 12.5 million ounces of silver, 48.1 million pounds of lead and 44.4 million pounds of zinc.

Mineralization at the Los Rosarios System, which includes the mines of Rosarios, La Rosa, La Blanca and San José, consists of a vein system that has been partially developed to depths of less than 250m at Ore Shoot 1 of the Rosarios area, while at other mines of similar geologic environments within the region, such as the San Martín/Sabinas and La Colorada mines, the ore deposits have been developed to depths greater than 600m to 800m.

FMPlata underground development has identified numerous exploration targets. One immediate target for exploration is the intersection zone between the Los Rosarios system and the San Marcos vein.

FMPlata's recent acquisition of mining concessions owned by Grupo México surrounding the La Parrilla Silver Mine includes highly promising prospecting areas that may increase FMPlata's Resource / Reserve base. FMPlata is developing exploration programs through drilling and underground workings to validate Grupo México's reported historical Resources and Reserves for Quebradillas and other areas within the concessions.

In PAH's opinion numerous outcropping mineralized structures and alteration zones within the La Parrilla district still remain to be explored. No other mines are operating within adjacent areas to the FMPlata's holdings.

## 21.0 INTERPRETATION AND CONCLUSIONS

La Parrilla Silver Mine represents a typical Mexican mining district developed by prospectors (gambusinos) into a small to medium scale mining operation. Typically, no exploration investigations were carried out in these mining districts, other than following the mineralized structures. Development of these mines was based in accordance with metal's prices or other geopolitical issues.

Modern exploration investigations within these old mining districts often result in discovery of significant mineral deposits, as was the case in Guanajuato, Fresnillo, Cananea, Parral, etc.

FMPlata's exploration programs are based on investigating old mining districts; therefore, its rate of success for discovering new mineral deposits has resulted in a higher-than-average rate of success.

La Parrilla Silver Mine district consists of a mineralized region where a plutonic intrusive in contact with carbonaceous sedimentary rocks, in addition to subsequent hydrothermal mineralizing events, have originated adequate geologic conditions and mineral deposition creating numerous mineral deposits within the district. These mineral deposits occur, associated or enclosed by, the regional intrusive stock, stockwork zones, breccia zones and vein structures. Similar geologic conditions exist at San Martín / Sabinas, near Sombrerete; at Fresnillo; at Zacatecas; at Chalchihuites; at Concepción del Oro, and at Peñasquito mining districts, all within the State of Zacatecas, México.

Partial records of historic production at La Parrilla Silver Mine indicate a total of approximately 1.2 million tonnes containing about 12.5 million ounces of silver, about 48.1 million pounds of lead, and about 44.4 million pounds of zinc. This recorded production was primarily extracted from the Los Rosarios System, including the Rosarios, La Rosa, La Blanca and San José mines, and from the San Marcos vein.

Current exploration studies by FMPlata and previous operators in the area have indicated significant geologic potential within La Parrilla Silver Mine district, along and to depth of the Los Rosarios System (La Blanca, La Rosa, Rosarios, San José); along and to depth of the San Marcos vein system; at the Quebradillas – Las Víboras zone; at Vacas mine; as well as at numerous geophysical magnetic and IP anomalies. FMPlata is planning to carry out an aggressive exploration program for the following several years to investigate the district's numerous exploration targets.

FMPlata is integrating the old mining workings into new underground mines that include ramps of access to the production zones, crosscuts and drifts that incorporate development into accessible and more productive blocks of mineralization for mining by the cut-and-fill method. Mine preparation requires a lengthy program of workings based on sound planning. This mine preparation eventually leads to a more efficient operation, at lower operating costs, and a predictable production schedule.

FMPlata has completed preliminary programs to upgrade processing facilities by replacing some parts or pieces of equipment from the cyanidation plant, such as one of the filters, thickener tanks and the crushing system. These upgrades should result in operating at scheduled capacity with a more effective

operation that should result in consistent processing and recoveries. Adjacent to the cyanidation plant a new flotation circuit was built to process primary sulfides mineralization, since some of the mines are reaching the transition zone where oxidized and sulfides minerals are extracted. La Parrilla Silver Mine's two processing circuits may be capable of processing the ores produced from FMPlata's different mines.

FMPlata's exploration and development efforts and investments at La Parrilla Silver Mine have resulted in estimated Reserves and Resources for the operation as of October 31, 2007 containing 6.1 million ounces of silver equivalent in Proven and Probable Reserves, which represent an increment of 67 percent over previously reported estimates; 29.3 million ounces in Measured and Indicated Resources, an increment of 122 percent; and 38.6 million ounces in Inferred Resources, or 8 percent more than the previous estimates.

FMPlata has initiated training and support for educational programs to attract experienced personnel and in preparing for the future. These programs include coordination and support to nearby communities as part of social responsibilities.

La Parrilla Silver Mine estimated Resource / Reserve base for this period represents an important step towards consolidating the mining operation under a solid scenario of mineable Reserves for the following fiscal operating periods. This step also represents a base for further Reserves increment through exploration and development.

In PAH's opinion FMPlata's operation at La Parrilla Silver Mine is being conducted with sound engineering practices and acceptable methods of general application within the World mining industry; therefore PAH believes that the exploration, mining and processing methods applied by FMPlata at La Parrilla Silver Mine are acceptable and justified, in accordance with good engineering practices.

## 22.0 RECOMMENDATIONS

La Parrilla Silver Mine represents a typical Mexican mining district which was discovered in Colonial times (XVI – XVII centuries) and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted at times of high metals prices. No significant exploration programs were generally carried out in these districts. Historical records and estimates by surveying of old stopes show production from the numerous mines at La Parrilla Silver Mine district of 12.5 million ounces silver, 48.1 million pounds lead and 44.4 million pounds zinc, including FMPlata operations to 2007.

FMPlata has considered significant budgets for investment in exploration at La Parrilla Silver Mine. These programs of exploration appear to have already shown positive results by indicating an important Resource / Reserve base for the mine. PAH highly recommends to continue with these programs in the Los Rosarios System, San Marcos and Quebradillas areas. FMPlata has estimated an expenditure of $3.25 Million for the period of 2008. Tables 12-2 and 22-1. In PAH's opinion, this investment represents a reasonable budget for exploration of targets that show geologic potential and highly promising evidences of mineral concentrations within accessible areas of the mining district.

The FMPlata exploration program includes geophysical investigations by magnetic and IP surveying (30km) at an estimated budget of $90,000. It also includes geochemical investigations (2,100 samples) at an estimated cost of $104,000. Diamond drilling from surface and underground sites (total 119 drill holes) is estimated at $2.47 M at a cost of $100 per meter in both surface and underground. The program also includes underground drifting and crosscuts and preparation and access for drill sites, for a total development of about 900m at an estimated cost of $585,000. PAH agrees with implementation of this exploration program and the cited estimated expenditures, since positive results may develop additional Resources and extend the life of the mine.

PAH recommends that geochemical investigations from drilling samples be carried out. This may include core sampling of the different rock formations, other than mineralized zones. The intention would be to apply geochemical investigations by rock formations, and to establish a signature and database that may aid in interpretations in other target zones within the mining district. This might require taking selected core intervals within each geologic unit. The database should include the following headings: DH, Sample ID, From, To, Survey and Assays. Commercial labs generally offer ICP packages for analyzing 15 – 30 elements. An estimated budget for these investigations may include about 1,030 samples at an estimated cost of $51,500, which has been included in the 2008 budget.

In PAH's opinion La Parrilla Silver Mine programmed capital expenditures for the period of 2008, for a total of $3.25 Million are scheduled to improve the operation and through a successful exploration program, increase the mine's Reserves and Resources and therefore extend the mine life.

Other recommendations by PAH related to operating practices, for which no budget can be estimated, are the following:

- La Parrilla Silver Mine's operators must address discrepancies between the milled grades of both oxide and sulfide ore versus the average Reserve and Resource grades. The head grade problems are mainly due to the contract miners extracting more dilution than necessary. PAH recommends that mine geologists and mining engineers develop and execute stricter grade control procedures in all the operations. These measures should result in tonnage and grade reconciliation between production, Reserves and sales.

- The mine operating costs are too high, given the highly mechanized operations in La Parrilla Silver Mine. The high costs are mainly due to the inefficient contractors, who are using very old and, sometimes, worn-out equipment. FMPlata is purchasing their own new equipment, and PAH believes that the equipment should be assigned to company personnel instead of to the contractors. Over the near term, the high-cost contractors should be gradually phased out.

- Ground control in the mines requires more attention. Scaling and installation of rock bolts with or without strapping and/or wire mesh was deficient in some areas. PAH recommends that mine management and supervision pay closer attention to ground control and adopt a more conservative approach to the installation of ground control fixtures.

Details of recommended investments are presented in Table 22-1.

Table 22-1 shows recommended exploration budget for 2008 at La Parrilla Silver Mine.

**TABLE 22-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Recommended Exploration Budget for 2008**

| Exploration | Quantity | Total estimated |
|---|---|---|
| **Activities** | | **cost US$** |
| Geophysical Survey IP | 30km | 90,000 |
| Geochemical Survey | 2,100 samples | 104,000 |
| Surface Diamond Drilling (at a cost of $100 per meter) | 17,500m (65 dh) | 1,750,000 |
| Underground Diamond Drilling (at a cost of $100 per meter) | 7200m (54 dh) | 720,000 |
| Underground development | 900m | 585,000 |
| **Total Recommended Budget** | | **3,249,000** |

## 23.0 REFERENCES


- Resource and Reserve Estimates by First Majestic Plata for La Parrilla Silver Mine. Prepared by FMPlata and FMRM staff and reviewed by PAH. November 2007.

- La Parrilla silver mine technical report amended for the La Parrilla Silver Mine, Durango state, México; which was prepared for First Majestic Silver Corp. by Pincock, Allen & Holt, Inc. Dated July 24, 2007 and published in SEDAR in July 25, 2007.

- News release by First Majestic Silver Corp. highlights from 3rd quarter financial statements. Dated November 29, 2007.

- La Parrilla Geologic Report, Durango, México. Prepared by the consulting firm of: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V., Ing. Florentino Muñoz Cabral, April 2004.

- Property Risk Control Survey Report, First Majestic Resource Corp. La Parrilla Silver Mine, San José de La Parrilla, Durango, México. Prepared by Marsh a MMC (Marsh & McLennan Companies, Guy Visón, P. Eng. December 19, 2006.

- Legal Opinion – First Majestic Resources México, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on November 22, 2007.

- Geological Evaluation of the La Parrilla Property, State of Durango, México. Prepared by: J.N. Helsen, Ph.D., P.Geo. March 27, 2006.

- Information provided by FMRM as owner and operator of La Parrilla mine, including data from 2006 to May 2007.

- Information provided by FMRM on concession titles on behalf of the La Parrilla mining operation, as follows:

  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental. April 17, 2006. Authorization to change the "Licencia Ambiental Unica No. LAU-10/016-2005" dated March 16, 2005 to updated terms due to increment of operating capacity at La Parrilla, in registration No. "FMR141001611" dated April 17, 2006.

  - Delegación Federal de la SEMARNAT, Estado de Durango, Unidad de Gestión Ambiental on resolution to authorize construction and use of Tailings dam "Parrilla II". Document No. SG/130.2.1.1/000897. Dated April 16, 2007. It includes other documents in which FMRM is authorized to change the use of the land, etc.

- State Manager of CNA (Comisión Nacional del Agua), Estado de Durango. Official notification of Concesión Title No. 03DGO102200/11IMGE06 for the use of water at La Parrilla, dated December 18, 2006.

- Delegación Federal de la SEMARNAT, Estado de Durango. Permit as industry that uses and handles dangerous substances. Dated March 1, 2005 and update of June 15, 2006.

- Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Document No. SG/130.2.1.1/000897 dated on April 16, 2007. Resolución en Materia de Impacto y Riesgo Ambiental para el Proyecto de Construcción y Operación de la Presa de Jales "Parrilla II".

- Delegación Federal Durango, Subdelegación de Gestión para la Protección Ambiental y Recursos Naturales. Document No. SG/130.2.2./000979 dated on April 27, 2007. Authorization to change use of land for construction of Tailings Dam "Parrilla II".

- COMISION NACIONAL DEL AGUA. Título de Concesión para explotar, usar o aprovechar aguas nacionales. Document No. 2914392 dated October 26, 2006.

- PAH observations on site visits during the periods of June 20-25, 2006; April 13–15, May 15–18 and November 13 – 18, 2007.

# 24.0 DATE AND SIGNATURE PAGE

**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
llopez@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Parrilla Silver Mine, Durango State, Mexico dated March 18, 2008 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, an SME Founding Registered Member (#1943910), a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the La Parrilla Silver Mine, as part of a PAH team to audit the operation in 2006. As part of this study, I visited the project site from May 18 – 23, 2007 and November 13 – 18, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in May 2007, and in November, 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 18th day of March 2008

*"Leonel Lopéz"*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

As an author of the report entitled "Technical Report for the La Parrilla Silver Mine, Durango State, Mexico" dated March 18, 2008 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 42 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of the ore processing and infrastructure paragraphs in Section 3.0, Executive Summary; Section 18, Mineral Processing and Metallurgical Testing; the paragraphs concerning ore processing in Section 21, Interpretation and Conclusions; Section

25.4, Metallurgy and Processing; Section 25.5, Infrastructure; Section 25.6, Tailings; and Section 25.7, Product Marketing.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 18th day of March 2008.

*"Richard Addison"*

---

Richard Addison, P.E., C. Eng., Eur. Ing.

# 25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

## 25.1 *Introduction*

La Parrilla Silver Mine is operated by First Majestic Plata, S.A. de C.V. (FMPlata), a wholly-owned subsidiary of Vancouver, Canada based First Majestic Silver Corp. (FMS). FMPlata commenced operations utilizing a 180-tpd cyanide leach plant, constructed by previous operators.

In 2006, FMPlata recognized that the tenor of the ore in the different veins of their La Parrilla Silver Mine operations was changing from oxides to primary sulfides as the mines were deepened. Consequently, the operators installed a flotation circuit in their mill and process plant for the recovery of silver, gold and lead values contained in primary sulfide ores. At the same time, the company expanded the capacity of the cyanide circuit to 400 tpd, and a new 400-tpd flotation circuit was started up in the first quarter of 2007.

Currently, production from the plant consists of a silver-gold-lead concentrate, which is shipped to the Peñoles' smelter in Torreón, Coahuila for smelting and refining. In addition, crude bullion bars containing silver and gold values are produced at the mine, which are also shipped to Torreón for refining. The 2006 production of silver equivalents was about 222,000 ounces, and the silver equivalent production for the first 10 months of 2007 is about 707,200 ounces. The operators plan to ramp up production to 1.8 million ounces per year for the next four years beginning in 2008.

## 25.2 *Mine Design and Production*

Mine design, recent production, mine equipment, anticipated mine capital expenditures and current and expected mine operating costs are described in this section of the report.

La Parrilla Silver Mine operations currently consist of three different small mines, Los Rosarios system, San Marcos and Quebradillas. The Quebradillas project along with an extensive land package was acquired from Grupo Mexico during 2006, and FMPlata immediately commenced development and exploitation of the property in the third quarter of 2006.

The Mine Engineering department does mine planning and engineering, which is under the control of the Mine Superintendent. The planning currently consists principally of day-to-day planning, which is largely done by the mine operations group. The operators also do all rock mechanics and ventilation planning, and develop programs for remediation of problems in these areas.

The 2006 mine and mill production from La Parrilla Silver Mine was about 222,000 equivalent ounces of silver from 55,680 tonnes of oxide ores. During 2007 the silver production through the first ten months of the year totaled 707,200 equivalent ounces from milling 142,781 tonnes of oxides and sulfides. Oxide ore production in 2007 is 20 percent below budget, while sulfide ore production is 39 percent under

budget. Mine production was about 151,400 tonnes for the first 10 months of 2007. About 21,700 tonnes were obtained from development and exploration work, while the rest was from stopes. Mill stockpile inventories at the end of October 2007 totaled about 486 tonnes all of which were oxides. The mine production for 2007 is shown in Table 25-1.

The actual milled production with the respective ore grade from each category, oxide and sulfide, versus the 2007 budget is shown in Table 25-2.

The production rates (based on 330 days per year) from the three mines are variable, but the goal is to produce about 240 tpd of oxide ore and 185 tpd of sulfide ore from Rosa/Rosario and La Blanca, 65 tpd of oxides from San Marcos and 65 tpd of oxides and 35 tpd of sulfides from Quebradillas. For the foreseeable future, it is expected that all sulfide production will be obtained from Rosa/Rosarios and La Blanca and that mainly oxides will be produced from San Marcos and Quebradillas. Rosa, Rosarios and La Blanca will continue to produce significant amounts of oxides in the next few years.

The three mine operations have all been developed as trackless operations, utilizing rubber-tired, diesel load-haul-dump (LHD) units for loading and hauling, and on-highway-type diesel dump trucks for hauling from the mines to the surface ore storage bins or to waste dumps. Most stope and development drilling is done with hand-held pneumatic jackleg drills. The mine operations are contracted to two different firms, who supply all the equipment and manpower for development and stoping. A third firm also contracts the ore and waste haulage from the mines.

The principal mining contractor for the Rosa/Rosarios and La Blanca operations is *MGA Contratista, S.A. de C.V.* of Guadalupe Victoria, Durango. The mining contractor assigned to the San Marcos and Quebradillas development and stoping is *Minas de San Rafael y Fanny, S.A. de C.V.* of Durango, Durango. The haulage contractors, Edgar Moreno, Gerardo Salas and Angel Calzada, are based in San José de La Parrilla village.

The haulage contractors use on-highway type rear-dump trucks to haul material (ore or waste) from the Rosa/Rosarios and La Blanca mines to the mill ore bins or patios or to the berm construction of the new tailings impoundment or to waste dumps, respectively. The San Rafael y Fanny contractor hauls all ore from the Quebradillas mine to surface patios, where it is loaded onto third party contractor dump trucks for subsequent haulage to the mill bins or patios. At this time, most mine waste in all the operations is used for stope backfill or for construction of the mill tailings dam berm, and very little waste is currently placed on surface waste dumps.

The near-vertical veins in the mines are exploited with the overhand cut and fill method, utilizing LHD equipment for loading and hauling. Stoping is largely accomplished with breast mining techniques, although some back stoping is done. Backfill mainly consists of waste from development and exploration

**TABLE 25-1**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Mine Production for 2007 (10 Months) in Metric Tonnes**

| | OXIDES | | | SULFIDES | | | | Oxides | Sulphides | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Month | Stopes | Development | Total Oxide Ore | Stopes | Development | Total Sulfide Ore | Total Ore Mined | Avg. Grade Mined | Avg. Grade Mined | | |
| | | | | | | | | (gpt Ag) | (gpt Ag) | %Pb | %Zn |
| January | 3,953 | 2,156 | 6,109 | 1,766 | 0 | 1,766 | 7,875 | 157 | 196 | 0.89 | 0.67 |
| February | 6,421 | 1,344 | 7,764 | 647 | 803 | 1,450 | 9,214 | 173 | 134 | 0.87 | 0.51 |
| March | 9,234 | 2,089 | 11,323 | 3,720 | 710 | 4,430 | 15,753 | 214 | 141 | 0.91 | 0.65 |
| April | 9,654 | 2,962 | 12,616 | 4,227 | 451 | 4,677 | 17,293 | 238 | 223 | 1.56 | 0.72 |
| May | 6,768 | 781 | 7,549 | 7,518 | 518 | 8,036 | 15,585 | 187 | 113 | 0.81 | 0.50 |
| June | 9,852 | 790 | 10,642 | 3,206 | 887 | 4,093 | 14,734 | 248 | 166 | 1.11 | 0.73 |
| July | 8,330 | 720 | 9,050 | 5,866 | 594 | 6,459 | 15,509 | 228 | 161 | 1.00 | 0.64 |
| August | 7,790 | 1,534 | 9,324 | 4,996 | 731 | 5,727 | 15,051 | 247 | 195 | 1.68 | 1.15 |
| September | 6,282 | 1,398 | 7,680 | 6,809 | 586 | 7,395 | 15,075 | 214 | 162 | 1.44 | 1.02 |
| October | 10,842 | 290 | 11,132 | 11,873 | 2,294 | 14,167 | 25,300 | 247 | 210 | 1.63 | 1.09 |
| November | | | | | | | | | | | |
| December | | | | | | | | | | | |
| | | | | | | | | | | | |
| **Totals** | 79,126 | 14,063 | 93,189 | 50,627 | 7,573 | 58,200 | 151,389 | 220 | 225 | 1.29 | 0.84 |

TABLE 25-2
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
2007 Mine & Mill Production, Actual vs Budget

| | OXIDES | | | | | |
|---|---|---|---|---|---|---|
| | Actual Production | | Budgeted Production | | Variances | |
| Month | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Oxides (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) |
| January | 7,263 | 153 | 11,200 | 195 | (3,937) | (42) |
| February | 9,310 | 173 | 11,200 | 196 | (1,890) | (23) |
| March | 9,436 | 214 | 11,200 | 198 | (1,764) | 16 |
| April | 9,438 | 238 | 11,200 | 191 | (1,762) | 16 |
| May | 9,306 | 187 | 11,200 | 191 | (1,894) | (4) |
| June | 7,943 | 183 | 10,360 | 179 | (2,417) | 4 |
| July | 9,010 | 228 | 10,570 | 230 | (1,560) | (2) |
| August | 9,271 | 247 | 10,570 | 229 | (1,299) | 18 |
| September | 9,082 | 214 | 10,570 | 236 | (1,488) | (22) |
| October | 8,878 | 247 | 10,570 | 236 | (1,692) | 11 |
| Novemeber | | | 10,570 | 236 | | |
| December | | | 10,570 | 236 | | |
| | | | | | | |
| Totals | 88,937 | 210 | 129,780 | 223 | (19,703) | (13) |

| | SULFIDES | | | | | |
|---|---|---|---|---|---|---|
| | Actual Production | | Budgeted Production | | Variances | |
| Month | Mined & Milled (tonnes) | Ore grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) |
| January | 667 | 196 | 5,600 | 225 | (4,933) | (29) |
| February | 472 | 134 | 6,210 | 255 | (5,738) | (121) |
| March | 3,705 | 141 | 7,560 | 278 | (3,855) | (137) |
| April | 1,210 | 223 | 8,120 | 276 | (6,910) | (53) |
| May | 4,986 | 113 | 8,538 | 197 | (3,552) | (84) |
| June | 7,002 | 166 | 6,300 | 290 | 702 | (124) |
| July | 9,063 | 161 | 9,436 | 259 | (373) | (98) |
| August | 9,741 | 195 | 9,436 | 259 | 305 | (64) |
| September | 9,240 | 162 | 9,436 | 259 | (196) | (97) |
| October | 7,763 | 210 | 9,436 | 259 | (1,673) | (49) |
| Novemeber | | | 9,436 | 259 | | |
| December | | | 9,436 | 259 | | |
| | | | | | | |
| Totals | 53,849 | 171 | 98,044 | 258 | (26,223) | (85) |

| | TOTALS | | | | | |
|---|---|---|---|---|---|---|
| | Actual Production | | Budgeted Production | | Variances | |
| Month | Mined & Milled (tonnes) | Ore grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) | Mined & Milled (tonnes) | Ore Grade (gpt Ag) |
| January | 7,930 | 157 | 16,800 | 208 | (8,870) | (48) |
| February | 9,782 | 171 | 17,410 | 217 | (7,628) | (46) |
| March | 13,141 | 193 | 18,760 | 230 | (5,619) | (37) |
| April | 10,648 | 238 | 19,320 | 227 | (8,672) | 10 |
| May | 14,292 | 161 | 19,738 | 194 | (5,446) | (32) |
| June | 14,945 | 175 | 16,660 | 221 | (1,715) | (46) |
| July | 18,073 | 194 | 20,006 | 244 | (1,933) | (49) |
| August | 19,012 | 220 | 20,006 | 258 | (994) | (39) |
| September | 18,322 | 188 | 19,106 | 258 | (784) | (71) |
| October | 16,641 | 230 | 20,006 | 247 | (3,365) | (17) |
| Novemeber | | | 20,006 | 247 | | |
| December | | | 20,006 | 247 | | |
| | | | | | | |
| Totals | 142,786 | 195 | 227,824 | 234 | (45,828) | (38) |

headings. The minimum mining width is currently about 2.0 meters. A diagram of a vertical-longitudinal section of a typical overhand cut and fill stope in La Parrilla mines is shown in Figure 25-1.

Development and exploration headings, as well as stope cuts, are drilled with jackleg drills. Drift and ramp sizes are 4.0 X 4.0 meters for main haulageways, and secondary development and exploration headings are driven at 3.0 X 3.0 meters. Ramp gradients are seldom above 15 percent. Raising is largely done as bald-headed raises, driven conventionally from platforms installed on stulls; raises typically have a 1.5- X 1.5-meter section. Some long ventilation raises, typically about 1.8 meters in diameter, are bored using outside contractors. Mine development advances are averaging about 450 meters per month in 2007. The monthly advances in exploration and development headings during 2007 are found in the table below:

**TABLE 25-3**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**2007 Exploration and Mine Preparation Advances (Lineal Meters)**

| Month | Exploration | Mine Preparation | Totals |
|---|---|---|---|
| January | 74.2 | 341.8 | 416.0 |
| February | 94.3 | 304.7 | 399.0 |
| March | 188.7 | 477.3 | 666.0 |
| April | 138.4 | 322.6 | 461.0 |
| May | 5.6 | 425.4 | 431.0 |
| June | 143.7 | 246.7 | 390.3 |
| July | 84.1 | 290.3 | 374.4 |
| August | 115.3 | 372.0 | 487.3 |
| September | 113.5 | 159.4 | 272.8 |
| October | 114.0 | 463.0 | 577.0 |
| November | | | |
| December | | | |
| **Totals** | **1,071.8** | **3,403.1** | **4,474.9** |

Drifts and ramps require very little ground support, although the mines utilizes some split-set bolts and at times also installs wire mesh, with or without shotcrete. Stopes and raises are largely unsupported, and bolting is done very infrequently.

About 473 people currently (as of October 31, 2007) are working at La Parrilla Silver Mine. Some of these are temporary contractors, engaged in completion of the mill expansion, but mine and haulage contractors are on a semi-permanent basis. Including staff and other salaried personnel, there are about 142 company employees working at La Parrilla Silver Mine, and there are about 331 contract personnel assigned to the mine, surface haulage, surface construction and environmental studies. A summary of the manpower working at La Parrilla Silver Mine on October 31, 2007 is shown in Table 25-4.

**TABLE 25-4**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Manpower, Including Contractors (October 31, 2007)**

| Department & Category | Hourly | Company Staff | Mine & Other Contractors | TOTALS |
|---|---|---|---|---|
| **SITE ADMINISTRATION** | | | | |
| General Manager | | 1 | | 1 |
| Safety & Environmental | | 3 | | 3 |
| Accounting | | 3 | | 3 |
| Warehouse | | 3 | | 3 |
| Purchasing | | 0 | | 0 |
| **Sub-Total** | | **10** | | **10** |
| **MINE** | | | | |
| Preparation & Development | | | 32 | 32 |
| Stoping | | | 41 | 41 |
| Mucking & Hauling | | | 38 | 38 |
| Hoistmen | | | 12 | 12 |
| Mechanical Maintenance | | | 15 | 15 |
| Other Services | | | 16 | 16 |
| Supervision | | | 20 | 20 |
| **Sub-Total** | | | **174** | **174** |
| **MILL & PROCESS** | | | | |
| Crushing | 10 | | | 10 |
| Grinding | 10 | | | 10 |
| Plant Operators | 9 | | | 9 |
| Bullion Smelter | 6 | | | 6 |
| Tailings | 4 | | | 4 |
| Mechanical Maintenance | 14 | | | 14 |
| Electrical Maintenance | 6 | | | 6 |
| Other Services | 4 | | | 4 |
| Supervision | | 11 | | 11 |
| **Sub-Totals** | **63** | **11** | | **74** |
| **ASSAY & METALLURGICAL LAB** | | | | |
| Sample Preparation | 6 | | | 6 |
| Assayers | | 3 | | 3 |
| Metallurgical Testing | | 2 | | 2 |
| **Sub-Totals** | **6** | **5** | | **11** |
| **GEOLOGY** | | | | |
| Exploration | 2 | | | 2 |
| Sampling | 11 | | | 11 |
| Supervision & Technical | | 7 | | 7 |
| **Sub-Totals** | **13** | **7** | | **20** |
| **ENGINEERING** | | | | |
| Engineers | | 0 | | 0 |
| Surveyors | | 8 | | 8 |
| **Sub-Total** | | **8** | | **8** |
| **GENERAL SERVICES & OTHER** | | | | |
| Surface Maintenance | 5 | | | 5 |
| Dining Hall | 2 | | | 2 |
| Watchman & Security | | 8 | | 8 |
| Social Work | | 1 | | 1 |
| Supervision | | 3 | | 3 |
| **Sub-Total** | **7** | **12** | | **19** |
| **OTHER SURFACE CONTRACTORS** | | | | |
| Civil Construction | | | | |
| L.V. Zuniga H. | | | 21 | 21 |
| Surface Diamond Drilling | | | | |
| CAUSA | | | 24 | 24 |
| Ventilation Boreholes | | | | |
| CAUSA | | | 0 | 0 |
| Other Services & Construction | | | 112 | 112 |
| **Sub-Total** | | | **157** | **157** |
| **TOTALS** | **89** | **53** | **331** | **473** |
| **Total Company** | **142** | | | |
| **Total Contractors** | | | **331** | |

UPPER DRIFT

ACCESS RAISE

FILL RAISE

MINERAL INSITU

FILL

ORE PASS

FILL

FILL RAISE

ACCESS RAISE

LOWER HAULAGE DRIFT

CHUTE



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
80532
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Parrilla Silver Mine
Date of Issue
Jan/2008
Drawing Name
Fig.25-1.dwg


FIGURE 25-1
VERTICAL LONGITUDINAL SECTION of TYPICAL CUT and FILL STOPE, LA PARRILLA MINES

The most common mine shift schedule is three 8-hour shifts per day, 7 days per week, and 330 days per year. However, some hourly contractor personnel are on 12-hr per day schedules and work 3 weeks on with one week off each 4-week period. Overall productivities in 2007 have been about 1.1 tonnes per man-shift (based on 8-hr shift); while mine productivity is about 2.2 tonnes per man-shift.

The five-year plan for La Parrilla Silver Mine is for the production of 1.24 million equivalent ounces of silver in 2007, and 1.8 million equivalent ounces of silver in the period 2008 through 2010. The operator's forecast for silver only production was 1.11 million ounces in 2007 and 1.8 million ounces per year in subsequent years. Obviously the 2007 actual total mine production will fall well short of the forecast; approximately 0.9 million ounces of silver equivalent versus 1.11 million budgeted. The zinc circuit in the new flotation section of the mill has just produced the first saleable zinc concentrate, and PAH has not considered zinc production as generating any revenue for the operation in this report; it will be considered in future 43-101 reports, when the parameters of mill recoveries, smelter charges and penalties are better known, etc. Zinc production parameters, based on the first concentrate shipment payment estimate have been considered for Resource estimates in this report.

The planned production for La Parrilla Silver Mine operation for the five-year period, considering Reserves and Resources, 2008 through 2012 is shown in Table 25-5.

**TABLE 25-5**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Five-Year Production Plan, 2008-2012**

| | YEARS | | | | | |
|---|---|---|---|---|---|---|
| Item | 2008 | 2009 | 2010 | 2011 | 2012 | Totals |
| OXIDES | | | | | | |
| Tonnes Milled | 134,400 | 134,400 | 134,400 | 134,400 | 134,400 | 672,000 |
| Average Grades | | | | | | |
| g/tonne Ag | 247 | 247 | 247 | 247 | 247 | 247 |
| g/tonne Au | 0.13 | 0.13 | 0.13 | 0.13 | 0.13 | 0.13 |
| Process Recoveries & Payables | | | | | | |
| Ag-% | 70 | 70 | 70 | 70 | 70 | 70 |
| Au-% | 72 | 72 | 72 | 72 | 72 | 72 |
| Ounces Ag Production | 747,111 | 747,111 | 747,111 | 747,111 | 747,111 | 3,735,554 |
| Ounces Au Production | 404.5 | 404.5 | 404.5 | 404.5 | 404.5 | 2,022 |
| NSR VALUE Bullion Production ($) | | | | | | |
| Ag | 7,806,318 | 7,806,318 | 7,806,318 | 7,806,318 | 7,806,318 | 39,031,591 |
| Au | 70096.5 | 70096.5 | 70096.5 | 70096.5 | 70096.5 | 350,483 |
| Sub-Total | 7,876,415 | 7,876,415 | 7,876,415 | 7,876,415 | 7,876,415 | 39,382,074 |
| SULFIDES | | | | | | |
| Tonnes Milled | 131,450 | 131,450 | 131,450 | 131,450 | 131,450 | 657,250 |
| Average Grades | | | | | | |
| g/tonne Ag | 294 | 294 | 294 | 294 | 294 | 294 |
| g/tonne Au | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 |
| % Pb | 2.9 | 2.9 | 2.9 | 2.9 | 2.9 | 2.9 |
| %Zn | 1.6 | 1.6 | 1.6 | 1.6 | 1.6 | 1.6 |
| Process Recoveries & Payables | | | | | | |
| Ag-% | 75 | 75 | 75 | 75 | 75 | 75 |
| Au-% | 7.1 | 7.1 | 7.1 | 7.1 | 7.1 | 7.1 |
| Pb-% | 67 | 67 | 67 | 67 | 67 | 67 |
| Zn-% | 54.1 | 54.1 | 54.1 | 54.1 | 54.1 | 54.1 |
| Ounces Ag Production | 931,880 | 931,880 | 931,880 | 931,880 | 931,880 | 4,659,399 |
| Ounces Au Production | 30.0 | 30.0 | 30.0 | 30.0 | 30.0 | 150 |
| Tonnes Pb Production | 2554 | 2554 | 2554 | 2554 | 2554 | 12,770 |
| Tonnes Zn Production | 1138 | 1138 | 1138 | 1138 | 1138 | 5,689 |
| NSR Value Conc. Production($) | | | | | | |
| Ag | 8,689,612 | 8,689,612 | 8,689,612 | 8,689,612 | 8,689,612 | 43,448,059 |
| Au | 19,526 | 19,526 | 19,526 | 19,526 | 19,526 | 97,632 |
| Pb | 2,108,239 | 2,108,239 | 2,108,239 | 2,108,239 | 2,108,239 | 10,541,195 |
| Zn | 643,607 | 643,607 | 643,607 | 643,607 | 643,607 | 3,218,035 |
| Sub-Total | 11,460,984 | 11,460,984 | 11,460,984 | 11,460,984 | 11,460,984 | 57,304,921 |
| NSR VALUE ALL PRODUCTION ($) | | | | | | |
| TOTAL | $19,337,399 | $19,337,399 | $19,337,399 | $19,337,399 | $19,337,399 | $96,686,995 |
| Equivalent Ounces Ag | 1,841,657 | 1,841,657 | 1,841,657 | 1,841,657 | 1,841,657 | 9,208,285 |

## 25.3 *Mine Equipment*

Most of the mine equipment used in the mine at La Parrilla Silver Mine is contractor supplied. The company has some of its own equipment, including recently purchased mobile mining equipment. The mines appear to be adequately equipped for the planned production rates; however, much of the contractor equipment is very old and marginally maintained. It is noteworthy that the new company mine equipment, purchased at the beginning of 2007, is being loaned to the MGA contractor to expedite their work. The haulage contractors, for surface haulage from both San Marcos and Quebradillas, have their own, relatively new trucks, as does the contractor who hauls ore and waste from the Rosa/Rosarios and La Blanca mine as well as on the surface. A summary of the major mine equipment, including contractor equipment is shown in Table 25-6.

**TABLE 25-6**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Major Mine Equipment, Including Contractors**

| | | | No. of Units | |
|---|---|---|---|---|
| **Description of Unit** | | | **Company** | **Contractors** |
| **Minas de San Rafael y Fanny Equipment** | **Make & Model** | **Size or Other** | | |
| Scooptram | | | | |
| Scooptram | Wagner ST-2, B-D | 2yd3 | | 6 |
| Scooptram | Toro & Wagner ST 3.5 | 3.5yd3 | | 3 |
| Mine Truck | Wagner St-6 | 6yd3 | | 1 |
| Mine Truck | Elmac | 9-t | | 1 |
| Surface Dump Truck | EJC | 10-t | | 1 |
| Other Pickups, Light Trucks,SUV | International | 7m3 | | 2 |
| Jackleg Drills | Various | N.A. | | 7 |
| Shotcrete Rigs | RNP | N.A. | | 16 |
| Mine Lamps w/ Racks | Red Loba, LA 8-4, LA 16-4 | N.A. | | 2 |
| Mine Fan | N.A. | N.A. | | 90 lamps + racks |
| Mine Compressors | 24-in., 30 hp | N.A. | | 1 |
| Mine Compressor | Atlas Copco | 250, 600 & 850 cfm | | 3 |
| Motor Generator | Ingersoll-Rand | 375 cfm | | 1 |
| Surface Maintenace Shop | Caterpillar | 3416 Engine | | 1 |
| | Misc. | N.A. | | 1 |
| **MGA Mine Equipment** | | | | |
| Scooptram | | | | |
| Scooptram | Jarvis Clark | 2yd3 | | 1 |
| Scooptram | Wagner | 2yd3 | | 1 |
| Jackleg Drills | Wagner | 2yd3 | | 1 |
| Drift Pumps | RN-FIL-7 | N.A.. | | 7 |
| Concrete Mixer | Wilden | Air | | 4 |
| Mine Lamps w/ Charging Racks | N.A. | N.A.. | | 1 |
| | N.A. | N.A.. | | 65 |
| ***Company Mine Equipment** | | | | |
| Scooptrams | | | | |
| Scooptram | Toro 6 (new) | 3.5 and 4.5 yd3 | 2 | |
| Scooptram | Jarvis Clark (?) | 1.5yd3 | 1 | |
| Drill Jumbo | Jarvis Clark (?) | 0.5yd3 | 1 | |
| Mine Compressors | Tamrock Axera (new) | 2-Boom, Electro-Hydraulic | 1 | |
| Mine Hoist | Ingersoll-Rand | 375 and 900 cfm | 2 | |
| Drift Pumps | N.A. | One-Drum, 100 hp | 1 | |
| Submersible Pumps | Wilden M-15 | Air | 2 | |
| Vertical Well Pump | Tsurumi | Electric, 15 hp | 2 | |
| Pickup | N.A. | Electyric, 40 hp | 1 | |
| | Dodge Ram 150 | N.A. | 1 | |

## 25.4 *Metallurgy and Processing*

The metallurgy of the different ore types milled and processed in La Parrilla Silver Mine plant is reviewed in this section. The plant processes are outlined and the current operating costs and capital investments in the plant are also discussed.

### 25.4.1 Metallurgy

The ore processed from the district consists of two essential types: oxides and sulfides. Oxides are the in-situ oxidation product of the sulfide ore. For both ore types the principal economic component is silver. The ores also contain minor amounts of gold, lead, and zinc. Oxide ores are processed by cyanide leaching to produce doré metal; sulfide ores are processed by differential flotation to produce a silver-rich lead concentrate.

Metal recoveries are currently low by general industry standards, about 65 percent of the silver in cyanide leaching, and about 65 percent for silver and 55 percent for lead in the flotation circuit. The recoveries of silver in both the leaching and flotation circuits and of lead in the flotation circuit are expected to rise to 70 percent as modifications are made to the circuit and the operators become more skilled, however based on historic performance and metallurgical testing the expected recoveries at La Parrilla Silver Mine are in the range of 75 percent for silver and lead recoveries.

The valuable mineral in the sulfide ore is essentially argentiferous galena. It is suspected that part of the gold is present in slightly auriferous pyrite. The mineralogy of the oxide ore is essentially the oxidation product of the sulfides. It is probable that most of the silver occurs as argentite, but it is likely that some of the silver is present as naumannite (silver selenide) since selenium is found as an impurity in the doré bars.

### 25.4.2 Mineral Processing Plant

Principal parameters for the ore processing plant, including doré refining costs and terms and concentrate freight, smelting, and refining (FSR) costs and terms are presented in Table 25-7. The recoveries shown are those anticipated as a result of the completion of additional improvements within the plant expected to be completed by the end of 2007. A flow diagram of the plant is provided in Figure 25-2 and a listing of the principal equipment is shown in Table 25-8. A general site map, which shows the existing and expanded tailings containments, is provided in Figure 6-1 and the layout of the ore processing plant is shown in Figure 3-2.

The original ore processing plant was a very small (180 tonne per day capacity) conventional cyanide leach mill that was built as a custom mill to serve small miners in the district by the since-discontinued Federal government agency, *Comisión de Fomento Minero*. The plant was expanded in 2006 to process 400 tonnes per day each of both oxide and sulfide ore. The crushing circuit consists of two sequential multi-stages crushing circuits; one mobile and the other stationary. The mobile system was brought into service in 2007 because of difficulties in getting adequate throughput with the original stationary equipment.

Both crushing systems consist of jaw and cone crushers, the mobile system consists of two stages in open circuit; the stationary system has three stages in closed circuit with a double-deck vibrating screen. The stationary circuit uses two cone crushers that operate in parallel, the one processing plus one-inch

**TABLE 25-7**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Ore Processing, 2007 Ore, Doré, and Concentrate Production**

| | | January | February | March | April | May | June | July | August | Sept. | October | November | AVERAGE | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **OXIDE ORE PROCESSING** | | | | | | | | | | | | | | |
| Quantity Processed | tonnes | 7,263 | 9,310 | 9,436 | 9,438 | 9,306 | 7,943 | 9,010 | 9,271 | 9,081 | 8,878 | 10,480 | 9,038 | |
| Silver | grams/tonne | 153 | 173 | 214 | 238 | 187 | 248 | 228 | 247 | 214 | 247 | 224 | 216 | |
| Gold | grams/tonne | 0.13 | 0.13 | 0.23 | 0.15 | 0.12 | 0.15 | 0.15 | 0.22 | 0.15 | 0.18 | 0.18 | 0.16 | |
| Recovery | | | | | | | | | | | | | | |
| Silver | percent | 52 | 61 | 65 | 70 | 62 | 64 | 65.93 | 70.39 | 61.29 | 63.3 | 64.3 | 64 | |
| Gold | percent | 50 | 63 | 63 | 63 | 68 | 71.17 | 74.5 | 74 | 70.17 | 79 | 80 | 69 | |
| Doré Grade | | | | | | | | | | | | | | |
| Silver | grams/kg | 927 | 952 | 979 | 965 | 954 | 983.9 | 958.7 | 947.95 | 969.23 | 970.9 | 976.9 | 962 | |
| Gold | grams/kg | 1.1 | 0.7 | 1.0 | 0.7 | 0.7 | 0.6 | 0.7 | 0.9 | 0.8 | 0.9 | 1.0 | 0.8 | |
| Doré Quantity | kilograms | 661 | 1,024 | 1,359 | 1,337 | 1,039 | 1,535 | 1,461 | 1,702 | 1,204 | 1,405 | 1,498 | 1,293 | 1,288 |
| **SULFIDE ORE PROCESSING** | | | | | | | | | | | | | | |
| Quantity Processed | tonnes | 664 | 472 | 3,704 | 1,210 | 4,986 | 7,002 | 9,063 | 9,741 | 9,240 | 7,763 | 7,566 | 5,583 | |
| Head Grade | | | | | | | | | | | | | | |
| Silver | grams/tonne | 196 | 134 | 141 | 223 | 113 | 166 | 161 | 195 | 162 | 210 | 175.6 | 171 | |
| Lead | percent | 0.89 | 0.87 | 0.91 | 1.56 | 0.81 | 1.12 | 1 | 1.68 | 1.44 | 1.63 | 1.58 | 1.23 | |
| Recovery | | | | | | | | | | | | | | |
| Silver | percent | 57 | 65 | 57 | 64 | 62 | 60.19 | 63.85 | 59.6 | 66.2 | 67.9 | 69.62 | 63 | |
| Lead | percent | 69 | 51 | 41 | 66 | 46 | 68.2 | 56.03 | 56.6 | 57.2 | 62.9 | 70.16 | 59 | |
| Concentrate Grade | | | | | | | | | | | | | | |
| Silver | kg/tonne | 4.7 | 1.6 | 4.5 | 2.9 | 2.7 | 4.126 | 4.197 | 3.794 | 3.266 | 6.337 | 3.553 | 3.8 | |
| Lead | percent | 18 | 8 | 21 | 21 | 17 | 31.39 | 22.87 | 31.098 | 25.052 | 45.7 | 32.36 | 25 | |
| Concentrate Quantity | tonnes | 17 | 26 | 66 | 59 | 98 | 169.6 | 221.97 | 297.85 | 303.82 | 174.12 | 260.36 | 154 | 161 |
| **OPERATING COST** | | | | | | | | | | | | | | |
| Mill | $/tonne | 22.79 | 20.56 | 23.24 | 24.69 | 28.92 | 21.97 | 17.94 | 20.39 | 19.22 | 21.83 | 22.16 | 22 | |
| G&A | $/tonne | 6.64 | 6 | 7.78 | 7.19 | 6.27 | 6.04 | 5.85 | 6.3 | 6.44 | 7.37 | 6.88 | 7 | |

**TABLE 25-8**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Ore Processing, Principal Equipment List**

| | | | | Lead Flotation | | Zinc Flotation | |
|---|---|---|---|---|---|---|---|
| **Item** | **Size** | **Qty.** | **h.p.** | **Qty.** | **h.p.** | **Qty.** | **h.p.** |
| **COMMINUTION CIRCUIT** | | | | | | | |
| Ore Receiving Hoppers | | | | | | | |
| Oxide ore | 200 tonnes each | 4 | | | | | |
| Sulfide ore | 80 tonnes each | 3 | | | | | |
| **Mobile Crushing System** | | | | | | | |
| Jaw crusher | 28- x 42-inch | 1 | 150 | | | | |
| Cone crusher | HP-200 | 1 | 175 | | | | |
| **Stationary Crushing System** | | | | | | | |
| Jaw crusher | 22- x 32-inch | 1 | 50 | | | | |
| Cone crushers | | | | | | | |
| | 3-ft | 1 | 50 | | | | |
| | 4-1/4-ft | 1 | 150 | | | | |
| Vibrating Screen | 5- x 10-ft | 1 | 15 | | | | |
| Crushed Ore Bins | | | | | | | |
| Oxide ore | 800 tonnes | 1 | | | | | |
| Sulfide ore | 100 tonnes each | 4 | | | | | |
| Grinding Mills | 8-1/4- x 12 | | | 1 | 350 | 1 | 350 |
| Cyclone feed pumps | 6- x 6-inch | | | 2 | 20 | 2 | 20 |
| Cyclones | | | | 1 | | 1 | |
| **CYANIDATION CIRCUIT** | | | | | | | |
| Grind Thickener | 40-ft daim. | 1 | 3 | | | | |
| Leach Tanks | | | | | | | |
| No's 1 -3 | 19-1/2- x 17-ft | 3 | 30 | | | | |
| No's 4 & 5 | 16-1/2- x 16-1/2-ft | 2 | 30 | | | | |
| No's 6 - 11 | 13- x 13-ft | 6 | 15 | | | | |
| Air Compressors | | | | | | | |
| | rotary screw | 1 | 200 | | | | |
| | | 1 | 60 | | | | |
| CCD Thickeners | 24-1/2-ft dia | 4 | 5 | | | | |
| CCD Thickeners | 40-ft dia | 1 | 7.5 | | | | |
| Butter's Filters | | 4 | | | | | |
| Pregnant Solution Tanks | | 3 | | | | | |
| Vacuum Pumps | | 2 | 50 | | | | |
| Precipitate Presses | | 3 | | | | | |
| Barren Solution Tanks | | 2 | | | | | |
| Crucible Furnace | | 1 | | | | | |
| Cyanide Tailings Thickener | | 1 | | | | | |
| **FLOTATION CIRCUIT** | | | | | | | |
| Conditioning Tank | | | | 1 | 15 | 1 | 15 |
| Rougher flotation | 300-$ft^3$ | | | 2 | 30 | 2 | 30 |
| Rougher scavenger flotation | tank-type | | | 1 | | 1 | |
| Cleaners (3-stages, 1-cell ea.) | tank-type | | | 3 | | 3 | |
| Concentrate Thickeners | | | | 1 | | 1 | |
| Concentrator Filter | drum, 4- x 6-ft | | | 1 | 25 | 1 | 25 |
| Vacuum Pump | | | | 1 | 50 | | |
| Flotation Tailings Thickener | | | | | | 1 | |

rock and the other plus 3/8-inch, minus one inch produced by the double-deck screen. Crushed product, minus 3/8-inch, is stored in bins and processed in two parallel grinding and ore processing circuits, one for oxide ore and the other for sulfide ore. Each circuit has a single mill closed with cyclones; both mills are of identical size.

In processing oxide ore, cyclone overflow goes to a grind thickener, the overflow of which is pregnant solution. Grind thickener underflow is pumped to a series of agitated leach tanks and then washed in a five-train CCD (counter-current decantation) thickener circuit. The first-stage CCD thickener overflow is used as mill solution; the last-stage thickener underflow goes to the tailing containment. An oxygen storage and feeding system was installed in 2006 to feed oxygen to the leach circuit to promote leaching.

Pregnant solution is processed in a Merrill-Crowe plant consisting of Butter's clarifying filters, a deaeration tower and two plate-and-frame presses. Precipitate is periodically removed from the presses, dried in an electric oven and smelted in a propane-fired crucible furnace. The doré bars produced contain about 0.1 percent gold, one percent lead, 0.5 percent copper, and 0.5 to 1.0 percent selenium.

The oxide plant has been in operation for about two years, primarily processing ore from the Los Rosarios system mines, with small amounts from the Santa Rosa, San Marcos and Quebradillas mines and old sulfide-ore tailings from the mill-site. The oxide ore milling rate is currently about 300 tonnes per day. Ore grade is about 200 grams of silver per tonne and the recovery is currently about 65 percent. Table 25-9 shows actual production and cost values for January though October 2007.

The sulfide plant is designed to process lead/zinc ore to sequentially recover lead and zinc and the silver associated with both base metals. Both lead and zinc ore processing circuits are identical, each consisting of two rougher cells in series followed by a single rougher-scavenger cell and three stages of cleaning using one cell for each stage. Concentrate handling is also identical for each circuit, consisting of a thickener and drum filter. Currently only the lead circuit is in use since the ore currently processed contains little zinc. The sulfide circuit has been in operation for less than a year. The sulfide ore milling rate is currently about 180 tonnes per day. Ore grade is about 175 grams of silver per tonne and one percent lead; silver recovery is currently about 65 percent and lead recovery is currently about 55 percent.

Tailings from both the cyanide leach circuit and the flotation plant are combined and pumped to the expanded tailing containment. Reclaim solution from the tailing containment is pumped to the oxide ore CCD circuit where it is used as part of the wash solution.

## 25.5 *Infrastructure*

The infrastructure at La Parrilla Silver Mine is well established. The facility adjoins the local village, San José de La Parrilla resulting in convenient accommodation for the employees and contractors. Operations support facilities, located near the plant, consist of administrative offices, warehouse, maintenance shop, assay laboratory, metallurgical laboratory, mess, change houses, and two houses for senior personnel. There is also an explosive magazine on the site, set apart from other facilities.



pincock, allen & holt
FIRST MAJESTIC SILVER Corp.
La Parrilla Silver Mine
80532
FIGURE 25-2
PLANT FLOW DIAGRAM
Jan/2008
Fig 25-2.dw

**TABLE 25-9**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Ore Processing, Principal Parameters**

| Parameter | Units | Oxide | Sulfide |
|---|---|---|---|
| **Plant Capacity** | | | |
| Annual | thousand tonnes/year | 140 | 140 |
| Daily | tonnes/day | 400 | 400 |
| **Actual Throughput Rate** | | | |
| Annual | thousand tonnes/year | 108.5 | 67 |
| Daily | tonnes/day | 323 | 199 |
| **Ore Grade** | | | |
| Silver | grams/tonne | 216 | 172 |
| Gold | grams/tonne | 0.16 | |
| Lead | percent | | 1.3 |
| Zinc | percent | | 1.6 |
| **Recovery** | | | |
| Silver | percent | 64.04 | 64.54 |
| Gold | percent | 71.7 | |
| Lead | percent | | 62.89 |
| Zinc | percent | | |
| **Doré Grade** | | | |
| Silver | grams/kilograms | 964.56 | |
| Gold | grams/kilograms | 0.81 | |
| **Lead-Silver Concentrate Grade** | | | |
| Silver | kg/tonne | | 3.935 |
| Lead | percent | | 28.61 |
| Gold | grams/tonne | | 1 |
| Zinc-Silver Concentrate Grade | | | |
| Zinc | percent | | 49.9 |
| Silver | grams/tonne | | 600 |
| **Doré Quantity** | kg/year | 15,519 | |
| **Lead Silver Concentrate Quantity** | dry tonnes/year | | 1,955 |
| **Zinc-Silver Concentrate Quantity** | dry tonnes/year | | 2,310 |
| Plant Operating Cost | $/tonne ore | 23.62 | 14.13 |
| **Doré & Concentrate FSR** | | | |
| Freight cost | doré: $/kg; conc. $/dry tonne | 4.70 | 15.45 |
| Smelting cost (Pb-Ag Conc.) | $/dry tonne | | 240 |
| Arsenic penalty (Pb_Ag Conc.) | $/dry tonne | | 20 |
| Smelting cost (Zn-Ag Conc.) | $/dry tonne | | 233 |
| Iron & insol. penalty (Zn-Ag Conc.) | $/dry tonne | | |
| Assaying and representation | doré: $/kg; conc.: $/dry tonne | 1.00 | |
| **Refining cost (Dore)** | | | |
| Silver | $/payable kilogram | 8.04 | 12.50 |
| Gold | $/payable gram | 0.00 | 0.00 |
| **Payables** | | | |
| Silver (Pb-Ag Conc.) | percent | 99.5 | *95 |
| Silver (Zn-Ag Conc.) | percent | | *67 |
| Gold (Pb-Ag Conc.) | percent | 99.5 | 95 |
| Lead (Pb-Ag Conc.) | percent | | 90 |
| Zinc (Zn-Ag Conc,) | percent | | 80 |
| **Price participation** | | | |
| Lead | % of lead price >$500/tonne | | 15 |

*Average payable Ag from smelters = 91 %

Plant power supply was augmented in 2006 by the construction of a new line and substation to connect to one of the major CFE (*Comisión Federal de Electricidad)* lines that run parallel to the Durango-Zacatecas road, which is about two kilometers from the mine. Total mill connected load is about two megawatts.

A line-powered electric well pump located seven kilometers from the mine in the adjoining valley supplies water. Water is also provided from a line-powered electric pump in the shaft of the Quebradillas mine located about two kilometers from the plant.

Diesel fuel is stored in a horizontal 20,000-liter tank in a concrete-walled basin at the site.

Fire protection is based on portable fire extinguishers located throughout the buildings. There is an ambulance on site for emergency use.

Offices are connected to the local phone system and to an Internet satellite system. Radios are used for local communication.

PAH considers the infrastructure adequate and acceptable.

## 25.6 *Tailings*

There are about one million tonnes of tailings from past operations in the existing tailings containment. The tailings form a wedge-shaped mass against the hillside adjoining the mill with the upper end at the upper elevation of the mill at the same elevation as the ground and the downhill end being about 15 meters above grade. The perimeter walls of the dam are raised by manually digging material from within the containment and building walls on the upstream side. The use of this tailings containment has now been discontinued and tailings are being discharged into the new tailings dam. Reclamation process has been initiated at the old tailings dam. In 2007 a new tailings containment was built on leased land adjoining the existing tailing containment and was built with a starter dike using borrowed material from within the dam area and also mine waste rock.

PAH considers the design and operation of the tailings containment acceptable.

## 25.7 *Product Marketing*

Two products are marketed by La Parrilla Silver Mine: doré metal and flotation concentrate. Both are shipped to the Met-Mex Peñoles smelter at Torreón which is 375 kilometers by road from the mine. The analysis of these products and the freight, smelting, and refining (FSR) terms are summarized in Table 25-9. The terms are standard for the industry. The doré is almost pure silver with very minor gold content; the flotation concentrate contains about 4.0 kilograms (125 ounces) per tonne of silver and about 28 percent lead.

## 25.8 *Environmental*

FMPlata applied for a change of the terms permitted for operations at La Parrilla Silver Mine due to the expansion of processing and mining capacity. The authorization was granted on March 23, 2006 under the operating permit ("Permiso Unico Ambiental").

FMPlata obtained an Operating Permit (Cédula de Operación Annual) under requirements by SEMARNAP's regulations on February 19, 2007 (Ley General del Equilibrio Ecológico y Protección al Ambiente en Materia de Registro de Emisiones y Transferencia de Contaminantes).

FMPlata presented to PROFEPA the fourth report on environmental audit, for the period of November 21, 2006 to February 20, 2007 (Cuarto Informe del Plan de Acción Resultante de la Auditoría Ambiental). This was presented on March 9, 2007.

In PAH's opinion La Parrilla Silver Mine operation by FMPlata is fully permitted for operating under the environmental laws and regulations of México. Refrences for legal opinion are by Durango City-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado.

## 25.9 *Economic Analysis*

### 25.9.1 Capital Costs

In the past the Parrilla Silver Mine managers had expensed most mine, exploration and used equipment purchases. However, the company has instituted a new financial accounting policy, and many capital items formerly expensed are now be capitalized. The anticipated 2008 expenditures are consistent with management's goal to continue increasing ore Reserves and improve the overall efficiency and production of the present operation. Most of the capital expenditures estimated for 2007 are for the completion of the process plant expansion, mine development and exploration and for mobile mine equipment. A summary of the projected 2008 Capital Expenditures, and also for 2009 and 2010 is shown in Table 25-10.

All capital cost estimates are presented in third quarter 2007 U.S. dollars with no allowance for inflation or peso devaluation (based on a rate of conversion from Pesos to US Dollars of 10.9500). PAH finds the capital investment estimates are reasonable and accurate for the spending requirements on the operations for the three-year period 2008 through 2010, based on the current Reserve Base.

PAH considers the planned capital investments estimate to be conservative and reasonable.

### 25.9.2 Operating Costs

La Parrilla Silver Mine site operating costs are based on mill production of 142,781 tonnes for the first 10 months of 2007 for a total of period.

The monetary exchange rate used is an average of $10.95NP: $1.00 over the 10 months.

**TABLE 25-10**
**FIRST MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**Project Capital Expenditures for 2008, 2009 and 2010 (U.S. Cy)**

| YEAR | 2008 | 2009 | 2010 |
|---|---|---|---|
| **Mine & Exploration Projects** | | | |
| Geophysics and Geochemestry | 194,000 | | |
| Underground development | 585,000 | 1,000,000 | |
| Surface Diamond drilling | 1,750,000 | 1,000,000 | |
| Underground Diamond drilling | 720,000 | 250,000 | 150,000 |
| **Sub-Total Mine & Expl.Projects** | **3,249,000** | **2,250,000** | **150,000** |
| **Mine Equipmment** | | | |
| Scoop Trams | 2,000,000 | | |
| Trucks | 900,000 | | |
| Tractor | 30,000 | | |
| Pick up | 20,000 | | |
| Hoist | 50,000 | | |
| Other | 90,000 | 250000 | 250000 |
| **Sub-Total Mine** | **3,090,000** | **250,000** | **250,000** |
| **General Infraestructure** | | | |
| Housing | 15,000 | | |
| Remediation old tailings | 60,000 | 50,000 | 50000 |
| Office | 45,000 | | |
| Lab Equipment (furnace) | 40,000 | | |
| Hardware and Software | 10,000 | | |
| **Sub-Total General Infraestructure** | **170,000** | **50,000** | **50,000** |
| **Sub-Total Mill** | **200,000** | **200,000** | **200,000** |
| **Sub-Total Other** | **50,000** | **50,000** | **50,000** |
| **TOTAL** | **6,759,000** | **2,800,000** | **700,000** |

The 2007 site operating costs for La Parrilla Silver Mine have averaged about $ 40.37 per tonne of ore milled.

In addition to the site costs, concentrate and bullion freight, and smelting and refining charges are considered. The revenues from the operation are based on net smelter returns for both bullion and concentrates. PAH used the actual costs 2007 as a basis for the cutoff grades and evaluation of long-term mine plans; the total site operating cost assumed for oxide ore was $43.95 per tonne and for the sulfide ore was $34.46 per tonne. Add-on costs for downstream processing are $1.55 per tonne for oxides and $8.67 for sulfides. The total costs used by PAH were $45.50 per tonne and $43.13 per tonne for oxides and sulfides respectively.

A summary of the 2007 La Parrilla Silver Mine site operating costs are shown in Table 25-11, while the costs used for cutoff grade calculations and long-term projections are shown in Table 25-12.

TABLE 25-11
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
2007 Total Site Operating Costs (Jan.-Oct.)

| Cost Area | Total Cost | Cost Per tonne | Cost Per Ounce Ag |
|---|---|---|---|
| Mine | $1,978,500 | $13.83 | $2.58 |
| Mill | 2,865,000 | 20.03 | 3.74 |
| Site G&A | 929,700 | 6.50 | 1.21 |
| **TOTALS** | **$5,773,200** | **$40.37** | **$8.16** |

*Based on production of 707,200 equivalent ounces of silver from mining and milling 143,022 tonnes.

TABLE 25-12
FIRST MAJESTIC SILVER CORP.
First Majestic Plata, S.A. de C.V.
La Parrilla Silver Mine
2007 Operating Costs for Mine Cutoff Grades

| Cost Area | Oxide Ore | Sulfide Ore |
|---|---|---|
| Mine | $13.83 | $13.83 |
| Mill | $23.62 | $14.13 |
| Site G&A | $6.50 | $6.50 |
| **Sub-Total** | **$43.95** | **$34.46** |
| **Downstream Freight & Process** | | |
| Bullion Freight | 0.56 | |
| Concentrate Freight | | 0.47 |
| Concentrate Smelting | | 7.20 |
| Assaying & Representation | 0.12 | |
| Refining | 0.87 | 1.00 |
| **Sub-Total** | **$1.55** | **$8.67** |
| **Totals for Cutoff** | **$45.50** | **$43.13** |

## 25.9.3 Economic Evaluation

An economic analysis of the project resulted in a net present value of $8.5M with an Internal Rate of Return of 15 percent. These values show La Parrilla Silver Mine's current conditions, which are based on mining lower tonnage at lower grades due to mine preparation development, and lower metallurgical recoveries due to processing ores from the oxides / sulfides transition zone. These conditions are also affected by high capital and operating costs generated by equipment acquisitions, an aggressive exploration program and mine preparation investments. In PAH's opinion FMPLata's La Parrilla Silver Mine operation should reach operating capacity at the projected production of 1.8M oz for 2008.

**TABLE 25-13**
**FISRT MAJESTIC SILVER CORP.**
**First Majestic Plata, S.A. de C.V.**
**La Parrilla Silver Mine**
**800 TPD - Cash Flow**

| Year | | | | | 2008 | 2009 | 2010 |
|---|---|---|---|---|---|---|---|
| CAPITAL EXPENDITURES | | | | | | | |
| **Mine Plan** | TPD | | | | | | |
| TONNES TREATED - SULPHIDE ORE | 388 | | | 0 | 128,188 | 125,000 | 0 |
| TONNES TREATED - OXIDE ORE | 403 | | | 0 | 133,000 | 133,000 | 34,000 |
| Total Tonnes | 791 | | | 0 | 261,188 | 258,000 | 34,000 |
| **Metals Payments** | | | | | | | |
| NSR OXIDES | | | | 0 | 11,035,164 | 11,034,867 | 2,820,943 |
| NSR Sulphides | | | | 0 | 13,444,174 | 13,097,279 | 0 |
| **Net Revenues** | | | | **0** | **24,479,338** | **24,132,145** | **2,820,943** |
| OPERATING COSTS SULPHIDES: | | | | 0 | 4,418,640 | 4,308,750 | 0 |
| OPERATING COSTS OXIDES: | | | | 0 | 5,845,350 | 5,845,350 | 1,494,300 |
| **TOTAL OP. COSTS** | | | | **0** | **10,263,990** | **10,154,100** | **1,494,300** |
| Royalty Expense | 0% | | | 0 | 0 | 0 | 0 |
| Property Tax & Insurance | | | | 0 | 175,000 | 175,000 | 175,000 |
| Net after costs | | | | 0 | 14,040,348 | 13,803,045 | 1,151,643 |
| Interest Expenses | 0% | | | 0 | 0 | 0 | 0 |
| **Net Profit** | | | | **0** | **14,040,348** | **13,803,045** | **1,151,643** |
| **Depreciation** | | | | **0** | **965,571** | **1,432,238** | **0** |
| **net taxable income** | | | | **0** | **13,074,777** | **12,370,807** | **1,151,643** |
| Profit Sharing | 0.1 | | | 0 | 1,307,478 | 1,237,081 | 0 |
| **net profit after profit sharing** | | | | **0** | **11,767,299** | **11,133,727** | **1,151,643** |
| **Tax @ 20%** | **29%** | LOSS CARRY FORWARD | | **0** | **0** | **0** | **0** |
| **net profit** | | | | **0** | **11,767,299** | **11,133,727** | **1,151,643** |
| depreciation | | | | 0 | 965,571 | 1,432,238 | 0 |
| **Loan Proceeds** | | | | | | | |
| **Cash Flow Before Principal & Sustaining Capital** | | | | **0** | **12,732,870** | **12,565,965** | **1,151,643** |
| CAPEX EQUITY | | | 0 | | 6,759,000 | 2,800,000 | |
| Sust. Capital | | | | | | | 700,000 |
| Excess Cash Flow | | | 0 | | 6,759,000 | 2,800,000 | 700,000 |
| **Cumulative** | | | **0** | **0** | **6,759,000** | **9,559,000** | **10,259,000** |

| NPV | | |
|---|---|---|
| | 0% | 10,259,000 |
| | 10% | 8,984,515 |
| | 15% | 8,454,855 |
| | 20% | 7,982,037 |
| | 25% | 7,557,600 |

## 26.0 ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.



165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

*Consultants for Mining and Financial Solutions*

## CONSENT OF AUTHOR

**TO:** British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange



Dear Sirs/Mesdames:

I, Leonel Lopez, C.P.G., of Pincock Allen & Holt, refer to (a) the preliminary short form prospectus of First Majestic Silver Corp. (the "Company") dated March 11, 2008 and the final short form prospectus of the Company to be dated on or about March 19, 2008 (together, the "Prospectus") relating to the distribution of 8,500,000 units of the Company and up to 1,275,000 common shares and up to 637,500 warrants of the Company pursuant to the over-allotment option, (b) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 25, 2007, (c) the technical report titled "Technical Report for the La Parilla Silver Mine, Durango State, México" dated March 18, 2008 and, (d) the technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated March 19, 2008 (collectively, the "Technical Reports").

I do hereby consent to the written disclosure in the Prospectus, including documents incorporated by reference therein, derived from the Technical Reports and to the references to the undersigned in the Prospectus, or in documents incorporated by reference therein, as the author of the Technical Reports.

I also certify that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information contained therein, or in documents incorporated by reference therein, which in either case are derived from the Technical Reports or within my knowledge as a result of the services that I performed in connection with the Technical Reports.

Dated this 19th day of March, 2008.

Signature of Qualified Person

Leonel López, C.P.G.

Print name of Qualified Person

# *Technical Report for the La Encantada Silver Mine, Coahuila State, México*

*Prepared for*

*First Majestic Silver Corp.*

*March 19, 2008*

*80523*

*AMENDED*


pincock
allen &
holt


pincock
allen &
holt

Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226



303-986-6950
Fax 303-987-8907

www.pincock.com

# *Technical Report for the La Encantada Silver Mine Coahuila State, México*

***Prepared for***

***First Majestic Silver Corp.***

***March 19, 2008***

***80523***

*AMENDED*

Prepared by

**Pincock, Allen & Holt**

***Leonel López, C.P.G.***
***Richard Addison, P.E.***

## 1.0 TITLE PAGE

This technical report has been prepared in accordance with the National Instrument 43-101 standards of disclosure for mineral projects ("NI 43-101") and the contents herein are organized and in compliance with form 43-101F1 contents of the technical report ("43-101F1"). This technical report is an update of Technical Report Amended for the La Encantada Silver Mine, Coahuila State, México; which was prepared for First Majestic Silver Corp. dated July 24, 2007 and published in SEDAR in July 25, 2007. The first two items are the title page and table of contents that are presented previously in this report and are simply mentioned herein to maintain the specific report outline numbering contained in form 43-101F1 contents of the technical report.

## 2.0 TABLE OF CONTENTS

See discussion in Section 1.

CONTENTS

CONTENTS (Continued) Page

CONTENTS (Continued)



## TABLES

## CONTENTS (Continued) Page



## FIGURES

## CONTENTS (Continued)

## 3.0 EXECUTIVE SUMMARY

First Majestic Silver Corp. (FMS) retained Pincock, Allen and Holt (PAH) a division of Australia-based Runge, Inc. to prepare a Technical Report for the silver / lead deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, and México. This report is an update of Technical Report Amended of July 24, 2007, which was prepared by PAH and published in SEDAR in July 25, 2007. This report meets the requirements and is compliant with NI 43-101 and conforms to Form 43-101F1 for technical reports.

La Encantada Silver Mine is owned and operated by Minera La Encantada, S.A. de C.V., and a wholly-owned Mexican subsidiary of FMS. La Encantada Silver Mine consists of an industrial complex that includes underground silver / lead mining, a flotation ore processing plant, water wells and pipeline, airport, housing and camp facilities. The La Encantada mine was operated by Peñoles for a period of about 25 years, until June 2002. Desmín leased the property from Peñoles and operated the mine and processing plant from July 1, 2004 until November 1, 2006 when Desmin was acquired by FMS. Desmín and FMS have mined and processed approximately 175,000 tonnes of ore to October 31, 2007.

FMS owns mining rights that cover 2,826 hectares (6,982 acres) within 18 titled concessions and 2 claim applications. Minera La Encantada has acquired, from the Ejido Tenochtitlán, Municipality of Ocampo, under expropriation regulations, surface land ownership of 1,343 hectares (3,319 acres) where mine, plant, housing, camp and associated facilities are installed. It also owns the surface rights, installations and water rights for two water wells at El Granizo, which supply La Encantada water needs.

Estimated proven and probable reserves and measured and indicated resources for La Encantada, as of October 31, 2007, are presented in Table 3-1. These include proven and probable reserves of 1.2 million tonnes at 312 g/tonne (10.03 oz) Ag, and 1.77 percent (39 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of 12.6 million ounces.

La Encantada reserves have been estimated at a Cutoff Grade of 256 g/tonne Ag only, and 241 g/tonne Ag equivalent net of Pb credit.

During the period of June through October, 2007 FMS mined 21,293 tonnes of ore from the May 31 proven and probable reserves, in addition of other minerals extracted from different areas of the mine for a total of 162,279 tonnes. To October 31, the La Encantada exploration programs and underground development increased reserves by 575,600 tonnes. These were estimated from the following areas: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660 E, Mantos 314, Breccia Chicotón, Cedritos, Cola de Gallo, Bonanza, La Piedra, Breccia San Javier, and San Francisco zone. Most of these deposit areas remain opened for exploration and development; for instance, Breccia Milagros appears to represent a significant deposit which full extent is still unknown to FMS.

Measured and indicated resources at La Encantada amount to 7.0 million tones at 173 g/tonne (5.6 oz) Ag and 1.73 percent (38.1 lb/tonne) Pb, for a total contained silver equivalent, inclusive of Pb credit, of

about 40.1 million ounces. These resources include 4.9 million tonnes of tailings at an average grade of 151 g/tonne (4.85 oz/tonne). Preliminary testwork appears to indicate amenability and probable economic recovery of silver values from the tailings by Cyanide Leaching processing. Additional bulk testing is recommended to validate the resource.

Additional inferred resources have been estimated by FMS at La Encantada Silver Mine. The inferred resources require additional grade and tonnage information before they may be upgraded to indicated or measured resources. They represent geologic potential to be further investigated. La Encantada has estimated inferred resources that amount to about 2.0 million tonnes at an average grade of 200 g/tonne (6.3 oz/tonne) Ag and 0.50% (11 lb/tonne) Pb, for a total estimated content of silver equivalent, inclusive of Pb credit, of about 13.4 million ounces.

Table 3-1 shows a summary of proven and probable reserves plus measured and indicated resources and inferred resources as of October 31, 2007.

Processing flotation plant facilities have an installed capacity of 800 tonnes per day. It includes all supporting facilities, including laboratory, maintenance, etc. The metallurgical plant is currently operating at about 700 tonnes per day. About half of the ore comes from the mine and the other half is from reprocessing waste dumps through a pre-screening process. The mine/screened dumps ore processing rate is programmed to increase at a higher rate of mine ore for 2008.

The surface rights to La Encantada mine are mostly owned by Minera La Encantada (a wholly owned subsidiary of FMS). According to La Encantada, there is a good working relationship with people of the Ejido Tenochtitlán from which the surface rights were purchased by La Encantada, and with the town of Múzquiz, since many of the inhabitants are employed in the exploration or mining operations. No labor or access problems have been reported by La Encantada within the area.

La Encantada Mine was declared in suspension of activities by Peñoles in 2003. In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. In accordance with legal opinion of November 22, 2007 by Mr. Carlos Galván Pastoriza, La Encantada mining operations are currently and have always been conducted in compliance with all applicable laws and regulations."

PAH is not aware of any environmental liabilities in La Encantada mining district; most of the area covered by La Encantada concessions is mining and prospective land for mineral exploration and mine development.

PAH believes that La Encantada reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the reserves and resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

**TABLE 3-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mineral Reserves and Resources Prepared by FMS, Reviewed by PAH. As of October 31, 2007 (1).**

| **Total Reserves Proven plus Probable (3)** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **DEPOSIT** | **CATEGORY** | **METRIC TONNES** | **WIDTH** | **GRADE** | | | **METAL CONTAINED (2)** | |
| **La Encantada** | **Reserves** | **Tonnes** | **meters** | **Silver, g/tonne** | **Lead, %** | **Zinc, % (4)** | **Silver (Only) oz.** | **Silver (Eq) oz.** |
| Total | Proven | 850,684 | Over 2.00 | 283 | 1.80 | 0.84 | 7,731,371 | 8,068,833 |
| Total | Probable | 358,449 | Over 2.00 | 380 | 1.70 | 0.75 | 4,379,136 | 4,552,002 |
| **Total Reserves Proven + Probable** | | **1,209,133** | **Over 2.00** | **312** | **1.77** | **0.81** | 12,110,507 | 12,620,835 |
| | | | | | | | | |
| **Total Resources Measured plus Indicated (3)** | | | | | | | | |
| TOTAL | Measured | 879,895 | Over 2.00 | 347 | 1.99 | 0.33 | 9,823,264 | 10,247,603 |
| TOTAL (5),(6) | Indicated | 6,157,081 | Over 2.00 | 148 | 1.70 | 2.30 | 29,276,571 | 29,875,056 |
| Total Resources Measured + Indicated | | 7,036,976 | Over 2.00 | 173 | 1.73 | 2.05 | [illegible] | [illegible] |
| | | | | | | | | |
| **TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES** | | | | | | | | |
| TOTAL PROVEN PLUS PROBABLE RESERVES AND MEASURED AND INDICATED RESOURCES | | 8,246,109 | Over 2.00 | 193 | 1.74 | 1.87 | [illegible] | [illegible] |

(1) Cut Off Grade estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Tailings are considered as indicated resources. Bulk sampling testwork in progress.
(6) La Morena sulfide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

| **Total Inferred Resources (3) (5)** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Azul y Oro | Inferred | 464,000 | Over 2.00 | 413 | 0.48 | 0.37 | 6,161,111 | 6,384,880 |
| Breccia San Javier | Inferred | 1,015,000 | Over 2.00 | 105 | 0.57 | 0.78 | 3,426,465 | 3,915,961 |
| Bonanza | Inferred | 22,000 | 2.77 | 220 | 1.12 | 1.12 | 155,610 | 166,219 |
| Intrusivo Milagros | Inferred | 280,000 | 2.00 | 102 | 0.00 | 0.00 | 918,225 | 1,053,258 |
| San Francisco | Inferred | 186,000 | 2.40 | 304 | 0.64 | 0.14 | 1,817,932 | 1,907,632 |
| **TOTAL (5)** | **Inferred** | **1,967,000** | **Over 2.00** | **200** | **0.50** | **0.50** | **12,479,000** | **13,428,000** |

(1) Cut Off Grade estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Rounded figures.

The reserves and resources herein reported by La Encantada were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There is no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion, these reserves and resources may not be materially affected by issues that could prevent their extraction and processing.

An economic analysis of La Encantada operation shows positive economics as measured by a cash flow model, and thus the postulated reserve position is accepted. La Encantada Silver Mine shows a net present value of $6.5 million at a 10 percent discounted rate of return.

Table 3-2 presents a summary of La Encantada cash flow based on current reserves/resources estimates.

Figure 3-1 shows a general layout of La Encantada mine site.

Figure 3-2 shows La Encantada Management Team and dumps screening in the background.

**TABLE 3-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Economic Analysis Results as to October 31, 2007**

| | % | US $ |
|---|---|---|
| IRR | | 0.95 |
| NPV | 0.00 | 12,831,254 |
| DCFRR % | 0.10 | 6,450,715 |
| | 0.15 | 4,671,562 |
| | 0.20 | 3,417,074 |
| | 0.25 | 2,516,847 |


INDUSTRIAL AREA
POWER LINE TO PLOMOSAS VILLAGE
N
SAN FRANCISCO SHAFT
ORE HOIST ROOM
MAN HOIST ROOM
POWER HOUSE
DIESEL STORAGE
MOTOR CONTROL CENTER
SHAFT MA ISABEL
WAREHOUSE
ELECTRIC POWER LINE TO COLONY
MILL AND PLANT
MINE OFFICE AND DRY
FUELING STATION
WATER STORAGE TANKS
WATER LINE TO COLONY
GENERAL OFFICES
CONTRACTOR OFFICE AND HOUSING
ROAD TO COLONY
SUB-STATION
WATCHMAN'S SHACK
STORAGE AREA
STORAGE YARD
TRUCK SCALE
CORE STORAGE SHED
OBRERO HOTEL
OBRERO DINING ROOM
DUMPS
DUMPS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
FIGURE 3-1
INSTALLATIONS GENERAL LAYOUT
Date of Issue
Dec/2007
Drawing Name
Fig.3-1.dwg



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 3-2<br>LA ENCANTADA MANAGEMENT TEAM<br>DUMP SCREENING in BACKGROUND | Dec/2007 |
| Project No. 80523 | Project Name: La Encantada Silver Mine | | Drawing Name: Fig.3-2.dwg |

## 4.0 INTRODUCTION

First Majestic Silver Corp. (FMS), retained Pincock, Allen and Holt (PAH) to prepare a Technical Report of exploration activities and results obtained to this date, for the silver / lead deposit of La Encantada Silver Mine located in the Municipality of Ocampo, Coahuila State, México. This report is an update of Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, and it is referred to as Technical Report Amended herein.

The objective of this Technical Report is to provide FMS with a report that will follow existing regulations in Canada. This report meets the requirements and is compliant with NI 43-101 and conforms to Form 43-101F1 for technical reports.

### 4.1 *Qualified Person and Participating Personnel*

The principal author of this report is Leonel López, a Certified Professional Geologist (AIPG-CPG-08359), Registered Professional Geologist in the State of Wyoming (PG-2407), a Registered Professional Member of The Society of Mining Engineers (No.1943910) and a PAH Principal Geologist. Mr. López has visited the site during the periods of May 18 – 23 and November 13–18, 2007, to review current status of the property. Mr. López also carried out exploration activities for the La Encantada mine as Peñoles Exploration North Division Manager in the 1980s. Mr. López reviewed available information on the La Encantada mine to update the reported areas where changes have occurred during the period from July to October regarding the mining rights, land tenure, history, environmental concerns, and all aspects of the geology, and reviewed drilling core and results, sampling, data verification and projected resources. Mr. López also reviewed drilling, sampling, volume estimates and location of the two tailings deposits that FMS is investigating for re-processing by cyanidation. Other PAH members collaborated in the review of FMS's tailings deposits modeling to confirm volumes and grade estimates, as well as the reserve estimates, mine planning and methods and processing for La Encantada silver/lead deposit.

### 4.2 *Term and Definitions*

La Encantada Silver Mine consists of silver / lead oxidized mineral deposits located in the State of Coahuila, México. La Encantada mine comprises numerous mineral concentrations within the underground development area, including some exhausted deposits and additional geologic potential in other areas. Some of the known deposits within the La Encantada area are the following:

- La Prieta, mostly exhausted breccia pipe deposit
- La Escondida, exhausted breccia pipe deposit
- El Plomo
- Bonanza
- Breccia Milagros
- Estructuras Irregulares Bonanza

- Estructuras Irregulares San Javier
- Brecha San Javier
- Ojuelas
- San Francisco
- Azul y Oro
- 660 W
- 660
- 660 E
- La Morena, and
- Numerous other bedded and vein deposits.

In this report:

- FMS refers to First Majestic Silver Corp.

- Desmín refers to Desmín, S.A. de C.V., a wholly-owned subsidiary of FMS

- PAH refers to Pincock, Allen & Holt, Inc., a Division of Runge, Inc., and its representatives.

- Peñoles refers to Industrias Peñoles, S.A. de C.V., MET-MEX Peñoles and Grupo Peñoles.

- La Encantada Silver Mine refers to the operating underground mine, processing plant and infrastructure facilities that constitute this industrial complex (also referred to as La Encantada mine or La Encantada).

- Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, is referred to as "Technical Report Amended" herein.

- Minera La Encantada refers to the operating company and wholly owned subsidiary of First Majestic Silver Corp.

- Resource and Reserve definitions are as set forth in the CIM Definitions Standards dated December 15, 2005.

- Resource definitions are as set forth in an appendix to Companion Policy 43-101CP, "Canadian Institute of Mining, Metallurgy and Petroleum – Definitions Adopted by CIM Council, August 20, 2000."

## 4.3 *Units*

All units are carried in metric units, unless otherwise noted. Grades are described in terms of percent (%) or grams per metric tonne (gptonne, g/tonne), with tonnages stated in metric tonnes. Salable metals are described in terms of tonnes, or troy ounces (precious metals) and percent weight.

Unless otherwise stated, Dollars are US Dollars. The following abbreviations are used in this report:

| **Abbreviation** | **Unit or Term** |
|---|---|
| $Al_2O_3$ | Alumina |
| ANFO | Ammonium nitrate/fuel oil |
| ASTM | American Society for Testing and Materials |
| Sb | Antimony |
| Ag | Silver |
| As | Arsenic |
| Au | Gold |
| Bi | Bismuth |
| Cd | Cadmium |
| Co | Cobalt |
| Cu | Copper |
| In | Indium |
| Fe | Iron |
| g/t | Grams Per Tonne |
| kcal | Kilocalories |
| kg | Kilograms |
| km | Kilometer |
| k | Thousands |
| Pb | Lead |
| LOM | Life of Mine |
| Mn | Manganese |
| Hg | Mercury |
| m | Meters |
| masl | Meters Above Sea Level |
| mm | Millimeters |
| MT | Million Tonnes |
| mtpd | Metric tonnes per day |
| mtpy | Million tonnes per year |
| NPV | Net Present Value |
| Ni | Nickel |
| % | Percent by weight |
| Patio | Yard, court or stocking ground |
| Se | Selenium |
| SiO | Silica |

| | |
|---|---|
| Sn | Tin |
| T or t | Metric Tonne (2,204 lbs), tonne |
| Te | Tellurium |
| Ti | Titanium |
| tpa | Tonnes per annum |
| tpy | Tonnes per year |
| tpd | Tonnes per day |
| ug | Underground |
| Wo | Tungsten Oxide |
| Zn | Zinc |
| $ | United States Dollars |
| $NP | New Mexican Pesos |
| C$ | Canadian Dollars |

## 4.4 *Source Documents*

The source documents for this report are summarized in Section 24.

## 5.0 RELIANCE ON OTHER EXPERTS

This report was prepared for First Majestic Silver Corp. (FMS) by the independent consulting firm Pincock, Allen & Holt, Inc. ("PAH") and is based in part on information prepared by other parties. PAH has relied primarily on information provided as part of the following reports, investigations and operating results:

- Technical Report for the La Encantada Silver Mine Amended, Coahuila State, México (Technical Report Amended). Prepared for First Majestic Silver Corp. Prepared by Pincock, Allen & Holt, Inc., July 24, 2007, and published in SEDAR on July 25, 2007.

- Resource and Reserve Estimates by FMS for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH, October 31, 2007.

- Resource / Reserve Estimates of the La Encantada Tailings dams No. 1 and 2 based on manual estimations and checked by GEMCOM Geologic modeling. It includes surveying, drilling, cross sections, volumes, tonnage and grade estimates. Prepared by FMS and PAH staff. October and November, 2007 respectively.

- Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

  - Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

  - Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

  - Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

  - Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

- Legal Opinion – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinion by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on November 22, 2007.

- Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the *Department of Mining and Geological Engineering*, at the University of Arizona at Tucson, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

- Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

- Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

- Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

- Information provided by FMS as owner and operator of La Encantada Silver Mine, including the period from November 2006 to May 2007.

- Information provided by FMS on notifications of mining activities resumption at La Encantada mine to:

    - Delegado Federal de la SEMARNAT, Estado de Coahuila. April 24, 2007.

    - Delegado Federal de la STPS (Secretaría de Trabajo y Previsión Social) in the State of Coahuila. April 24, 2007.

    - Director Local de CNA (Comisión Nacional del Agua), Estado de Coahuila. April 24, 2007.

    - Delegado Federal de la PROFEPA (Procuraduría Federal de Protección al Ambiente), Estado de Coahuila. April 24, 2007.

- PAH observations on site visit during the period of November 11 – 18, 2007.

PAH believes that this information is reliable for use in this report. PAH has reviewed ownership documents for the purchase of Minera La Encantada shares from Peñoles; acquisition of Desmín shares; purchase land rights under expropriation procedure where La Encantada mine, plant, camp and ancillary installations are located; and documents for sampling and applications for renewal of the Permiso Ambiental Unico (environmental permit for operating); as well as copies of the titled concessions for La Encantada mining rights.

This information was also reviewed by FMS legal advisers and a legal opinion was provided to PAH by the Durango City-based legal firm of Mr. Carlos Galván Pastoriza. Therefore, PAH believes all above described documents and information regarding the property current status, legal title and environmental

compliance for La Encantada mining – metallurgical operation to be accurate and current in legal standing.

# 6.0 PROPERTY DESCRIPTION AND LOCATION

Additional details are presented in Technical Report Amended for La Encantada Silver Mine of July 24, and published in SEDAR on July 25, 2007.

Figure 6-1 is a General Location Map.

## 6.1 *Property Description*

This Technical Report presents an update of La Encantada's current operating conditions and projections as planned by FMS.

La Encantada Silver Mine property modifications for the period of July to October, 2007 include the following:

The La Encantada mining rights covered by two Mining Concession Applications have been accepted by the Dirección General de Minas. The Concessions titles are in the process of being issued. No other changes have occurred in total land coverage at La Encantada Silver Mine.

All the Mining Concessions legal status was provided by legal opinion, dated November 22, 2007 from the Durango City-based firm of Mr. Carlos Galván Pastoriza, legal advisers for FMS in México. PAH also requested and received an updated review by legal advisers of the mining concessions current status showing that all mining claims owned by Minera La Encantada, S.A. de C.V. are current in meeting the legal obligations and requirements by Mexican Mining and Environmental Laws and Regulations including assessment works, property taxes and operating permits for the period that covers to December 31, 2007.

Figure 6-2 is a Mining Concessions Map.


USA
MEXICO
Boquillas Del Carmen
La Encantada Mine
CHIHUAHUA
Melchor Múzquiz
TEXAS
COAHUILA
Ocampo
Monclova
NUEVO LEON
Monterrey
Saltillo
USA
GULF OF MEXICO
MEXICO
PACIFIC OCEAN
MAP AREA
MEXICO CITY
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
FIGURE 6-1
LA ENCANTADA MINE
GENERAL LOCATION MAP
Date of Issue
Dec/2007
Drawing Name
Fig.6-1.cdr


Fraccion Platón
San Javier
El Plomo
La Escalera
La Escondida
La Prieta
Platón
FMS
FMS
OTHERS
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
FIGURE 6-2
LA ENCANTADA
MINING CONCESSIONS MAP
Date of Issue
Dec/2007
Drawing Name
Fig.6-2.dwg

## 7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

La Encantada Silver Mine is located within an isolated mining district in northern México. It is located in the northern part of the physiographic province of the Sierra Madre Oriental in the NW portion of the State of Coahuila. It is located in the municipality of Ocampo, at about 120km to the N60ºW from the city of Múzquiz, and 120km to the N7ºW from the city of Ocampo, Coahuila.

UTM coordinates for La Encantada area are as follows: N – 3,139,550; E – 739,660.

La Encantada mining district consists of two main silver / lead underground mines, the La Encantada and the El Plomo mines. Both of these mine areas have been consolidated into one operation, which is now owned and operated by FMS.

Additional details on Accessibility, Infrastructure, Climate, Vegetation, Physiography, Hydrology and Local Resources are presented in Technical Report Amended.

# 8.0 HISTORY

In 2003 Peñoles reported proven and probable reserves at the closing of La Encantada mine including 485,000 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. FMS's exploration efforts are directed to explore other areas of interest within the extensive underground workings, validate these historical figures and advance development of additional exploration targets. By June 2007, FMS reported NI43-101 Proven and Probable Reserves of 633,000 tonnes at an average grade of 315 g/tonne Ag, in addition to Measured and Indicated Resources of 1.4 million tonnes at an average grade of 276 g/tonne Ag, and about 1.5 Million tonnes of Inferred Resources at an average grade of 200 g/tonne Ag, in Technical Report Amended of July 24, 2007 published in SEDAR. The La Encantada aggressive exploration and development investments have resulted in additional Proven and Probable Reserves and Measured and Indicated Resources that contain over 250 percent more metals, silver and lead, than those previously reported.

From the period of January to October, 2007 FMS has mined and processed 162,279 tonnes of ore from La Encantada Silver mine at an average recovered grade of 6.72 oz/tonne Ag, for a total of 1,090,515 ounces. FMS mined 21,293 tonnes of ore from the May 31 proven and probable reserves, in addition of other minerals extracted from different areas of the mine during mine preparation and development activities, for a total of 162,279 tonnes. Currently the plant has been stabilized at an operating rate of 700 tonnes per day, while the mine continues to access, prepare new working phases and develop additional reserves and resources.

# 9.0 GEOLOGICAL SETTING

Please refer to Technical Report Amended dated July 24, 2007, which was published on July 25, 2007 in SEDAR.

To this date, there are no changes to report regarding the La Encantada Silver Mine geology.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Form 43-101F1 Technical Report – Instructions (5), December 23, 2005.

Figure 9-1 shows La Encantada Silver Mine geologic cross section.


pincock, allen & holt
FIRST MAJESTIC SILVER Corp.
La Encantada Silver Mine
60523
FIGURE 9-1
GEOLOGIC CROSS SECTION
LA ENCANTADA MINE
Dec/2007

## 10.0 DEPOSIT TYPES

There are no changes to report regarding geologic and mineral deposit concepts for the La Encantada Silver Mine.

Please refer to Technical Report Amended dated July 24, and published in SEDAR on July 25, 2007.

## 11.0 MINERALIZATION

For details on mineralization at La Encantada Silver Mine please refer to Technical Report Amended of July 24 and published in SEDAR on July 25, 2007.

No changes regarding mineralization characteristics of the La Encantada Silver Mine have occurred since last publication in Technical Report Amended.

Figure 11-1 shows the mineralization at La Encantada mine.

The Genaro stope high grade mineralization – irregular San Javier structures are shown in Figure 11-2.

Figure 11-3 shows the San Javier – high grade mineralization.


AREA SAN JAVIER
AREA SAN FRANCISCO
AREA LA ESCALERA
AREA LA PRIETA
CUERPO BONANZA
FM. AURORA
MANTOS 860
Nv. 1700
1600
EL MILAGRO
FM. LA PENA
1500
OJUELAS
FM. LA PENA
FM. CUPIDO
FM. CUPIDO
SKN
TGD
Elev. 1450
Ag: 300 g/t
12% Pb


SCALE
0
100
200
400
METERS

| Prepared by pincock, allen & holt 165 S. Union Boulevard, Suite 950 Lakewood, Colorado 80228 Phone (303) 986-6950 | Drawing Provided by/Prepared for FIRST MAJESTIC SILVER Corp. | FIGURE 11-1 MINERALIZATION at LA ENCANTADA MINE | Date of Issue Dec/2007 |
|---|---|---|---|
| Project No. 80523 | Project Name La Encantada Silver Mine | | Drawing Name Fig.11-1.dwg |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 11-2<br>GENARO STOPE HIGH GRADE<br>MINERALIZATION SAN JAVIER | Dec/2007 |
| Project No.<br>80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.11-2.dwg |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 11-3<br>SAN JAVIER - HIGH GRADE<br>SILVER MINERALIZATION | Dec/2007 |
| Project No.<br>80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.11-3.dwg |

# 12.0 EXPLORATION

## 12.1 *Introduction*

La Encantada Silver Mine has been subjected to exploration programs from its discovery in the 1950s, by prospectors in the early stages and by Peñoles since the late 1960s to 2003. FMS is developing an aggressive program of explorations including mine development and preparations for drilling from underground sites. Additional diamond drilling is planned from surface locations, as well as geophysical surveying to investigate areas of interest and confirm other previously identified exploration areas.

Exploration efforts carried out during the second half of 2007 were primarily focused in proving and developing additional Reserves and Resources for La Encantada mine. These resulted in a significant increment of both Resources and Reserves. Major efforts were developed in the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, and Cuerpo de Zinc at mine level N-1535 and in the sampling of the old dumps. These results show an increment of about 575,600 tonnes in Proven and Probable Reserves and over 5.6 million tonnes in Measured and Indicated Resources over previously reported Reserves and Resources of May 31, 2007. Additional efforts were carried out in drilling and metallurgical testwork of the old tailings dams that have resulted in a positive outcome for reprocessing, by Cyanide Leaching this material to recuperate some of the contained silver.

Sampling of old dumps was also completed and over 100,000 tonnes of screened material were processed during the period. Screening recovery of the dumps is about 40 percent in tonnage and grade enrichment from about 67 g/tonne Ag to about 130 g/tonne Ag (results for October 2007).

Figure 12-1 shows the La Encantada Geologic Potential.

## 12.2 *Exploration Programs*

FMS's program of underground exploration was designed to investigate the Milagros and San Javier breccia zones, as well as the San Francisco bedded deposits and the Bonanza area where numerous veins occur associated with the Bonanza dike. The La Escalera breccia zone appears to be a significant target for exploration.

During the period of June to October, 2007 a total of about 5,000 meters of underground workings for exploration purposes were developed at the La Encantada mine, including about 4,000 meters of access ramps, drifts, and crosscuts, and about 1,000 meters of exploration preparations for drill sites access. This development resulted in a significant increment of Resources and Reserves, about 5.6 million tonnes, at the various mine levels of the La Encantada Silver Mine, within the Breccia Milagros, Bonanza, San Francisco areas and in the two old tailings dams.

Figure 12-2 shows the Breccia Milagros Mineralization.


Anomalia B
San Javier
La Escalera
Presa de Jales
Campamento
Anomalia C
UNIDAD LA ENCANTADA
Mpio de Ocampo, Coah.
Mexico
0
1.0 km

Prepared by pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No 80523

Drawing Provided by/Prepared for FIRST MAJESTIC SILVER Corp.

Project Name La Encantada Silver Mine

FIGURE 12-1
LA ENCANTADA GEOLOGIC POTENCIAL

Date of Issue Dec/2007

Drawing Name Fig.12-1.cdr


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
Fig.12-2.dwg

FIGURE 12-2
BRECCIA MILAGROS MINERALIZATION

### 12.2.1 Geophysical Exploration

FMS has designed an extensive 2008 program of exploration based on geophysical surveying to investigate the various identified anomaly areas, and to confirm other indicated potential zones. This program includes about 50 km of lines to be measured by Induced Polarization methods during the year. Some of the most outstanding targets for investigation are the La Escalera Breccia zone and the Anomalous areas "A", "B", "C" and "D".

### 12.2.2 Geochemical Exploration

No geochemical sampling has taken place at La Encantada during 2007; however, FMS has designed a 2008 exploration program that includes sampling for geochemical investigations in the areas of La Prieta Sur, the upper part of the María Isabel area, and the Anomaly "D" zone. This program is estimated to include about 400 samples.

## 12.3 *Drilling*

Drilling programs at La Encantada have been limited since the best exploration results may have been obtained through underground development. Additionally, topographic conditions at the mine and irregular morphology of mineral concentrations make it difficult to plan for drilling. Therefore, drilling from underground sites and mine workings has proven to be the most effective combination for exploration at La Encantada.

During 2007 the La Encantada exploration team initiated drilling from underground sites and completed 5 drillholes totaling 565.6 meters to investigate continuity and depth of the San Francisco mineralized structures. These drillholes resulted in extension and confirmation of some of San Francisco mineralized zones.

Additional drilling was developed at the old Peñoles tailings dams to determine volume and grade of the two tailings dams. Metallurgical testwork was carried out in some of the drilled tailings. Grade, tonnage and metallurgical recovery estimates have resulted in additional Resources for the La Encantada Silver Mine, since some of the silver contained by the tailings appears to be amenable for economic recovery by Cyanide Leaching processing methods. The tailings drilling program included 15 drillholes totaling 168 meters at the Tailings Dam No. 1, and 34 drillholes for a total drilled depth of 576 meters in Tailings Dam No. 2.

Figure 12-3 is the La Encantada Tailings drill location map.

Figure 12-4 shows the La Encantada tailings dam No. 2.



11200 N
11000 N
10800 N
10600 N
10400 N
8600 E
8800 E
9000 E
9200 E
Tailings Dam No. 1
Tailings Dam No. 2
Bno_0
Bno_2
Bno_1
Bno_17
Bno_6
Bno_20
Bno_19
Bno_15
Bno_5
Bno_23
Bno_18
Bno_4
Bno_9
Bno_22
Bno_28
Bno_3
Bno_8
Bno_21
Bno_27
Bno_7
Bno_13
Bno_26
Bno_33
Bno_12
Bno_25
Bno_32
Bno_24
Bno_39
Bno_31
Bno_24_A
Bno_38
Bno_30
Bno_37
Bno_43
Bno_29
Bno_36
Bno_29_A
Bno_42
Bno_35
Bno_41
Bno_35_A
Bno_40
Bno_45
Bno_40_A
Bno_44
Bno_44_A
1710
1706
DRILLHOLES
SCALE 0 25 50 100 METERS
N


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
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Project No. 80523

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada Silver Mine

FIGURE 12-3
TAILING DAMS

Date of Issue
Dec/2007

Drawing Name
Fig.12-3.dwg



Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Encantada Silver Mine

FIGURE 12-4
LA ENCANTADA TAILINGS DAM No. 2

Date of Issue
Dec/2007

Drawing Name
Fig.12-4.dwg

### 12.3.1 Exploration Drilling

FMS exploration activities for La Encantada mine include acquisition of two drill rigs to initiate surface drilling programs, and continue with the planned drill program from underground sites. This program, scheduled for 2008, consists of a total underground development of 2,340m including drifts, crosscuts, raises, ramps and stopes development in addition to 5,000m of development carried out during the second semester of 2007. Numerous drill sites have been prepared during 2007 while expecting arrival of the drilling equipment.

Details of the exploration program developed and completed during the second semester of 2007 are included in Table 12-1. This program resulted in additional Resources and Reserves for the La Encantada mine.

Table 12-1 shows the exploration program completed for 2[nd] semester 2007.

The FMS exploration program for La Encantada includes an aggressive underground and drilling plan that has a high probability of success given the geological conditions of the mineralization at the mine. In PAH's opinion the combination of direct exploration methods, drilling and underground development represents a good balance for exploration at La Encantada. The program is directed to access projected known areas of mineralization as well as to investigate other adjacent and new promising areas that may result in an increment of the Resource base and a higher level of Reserves for the mine.

The exploration program suggested by FMS for the La Encantada Silver Mine for implementation during the period of calendar year 2008 is presented in Table 22-1 including estimated costs. This program consists of 8,200 meters of surface drilling, 5,000 meters drilling from underground sites, and 2,340 meters of underground drifting.

In PAH's opinion, FMS's exploration program at La Encantada represents an aggressive exploration program with a high probability of success, which would lengthen the mine's life. PAH recommends implementation of the suggested program at an estimated cost of $2.4 million.

**TABLE 12 - 1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Exploration Program Completed for 2nd Semester 2007 (*)**

| Exploration Activities | Objective | Area | Total Development |
|---|---|---|---|
| Surface Drilling | Investigate Tailings Dams | Tailings Dam No. 1 | 15 drillholes, 168 m |
| | | Tailings Dam No. 2 | 34 Drillholes, 576 m |
| | | | |
| Underground Drilling | Develop resources | San Francisco Structures | 5 drillholes, 565.6 m |
| | | | |
| Underground development | Develop resources / reserves | Breccia Milagros, Bonanza | 3,955 m |
| | Drill sites preparation / access | San Francisco, Azul y oro, etc. | 1,030 m |

(*) This program was completed during the period.

## 13.0 DRILLING

FMS initiated drilling programs at La Encantada during the period from June to October, 2007. FMS has acquired two additional drilling rigs to carry out exploration drilling from surface targets and from underground sites. FMS's program for 2008 includes 8,200 meters of core drilling from surface to investigate the La Escalera breccia, Anomalies "A" and "B", La Prieta Sur, Mantos Guadalupe, María Isabel Alto, El Camello and El Bote zones. Drilling from underground sites is programmed to investigate the Bonanza Dyke, Cedrito, San Francisco mineralized structures, Azul y Oro SW and other exploration targets at the 1940 and 1600 mine levels. Exploration drilling requires access and drill sites preparation, which for the underground exploration is estimated to be approximately 2,400 meters of ramps, drifts, crosscuts and drill site construction.

During the period of June through October, 2007, drilling at La Encantada included 51 drillholes for a total depth of 744 meters, including two holes that were developed out of the tailings dams, to determine volume and grade of two tailings dams. This program resulted in an estimated tonnage of 4.9 million tonnes of tailings at an average grade of 151 g/tonne (4.9 oz/tonne) Ag.

Five drillholes were completed from underground access to investigate the San Francisco mineralized structures. Total drilled depth was 565.6 meters. Some of the San Francisco mineralized structures were intersected to confirm geologic continuity of the mineralization. Additional Resources and some Reserve blocks were confirmed by the program.

Details of FMS's 2008 drilling program are presented in Table 22-1 including estimated costs.

Exploration drilling targets for surface drilling include:

- Breccia La Escalera
- Anomaly A
- Anomaly B
- Anomaly C
- Anomaly D

Exploration drilling from underground drill sites includes:

- Bonanza Dike
- Cedrito
- Azul y Oro
- Breccia La Escalera at Level 790, and
- Anomaly B



AREA SAN JAVIER
NIVEL 1790 CRO 100
VETA AZUL Y ORO
TRAZA VETA AZUL Y ORO
BRECHA LA ESCALERA
AREA SAN FRANCISCO
BARRENOS DE EXPLORACION PROGRAMADOS
BARRENOS DE EXPLORACION PROGRAMADOS
OBRAS DE EXPLORACION PROGRAMADAS
AREA ALTO DE FALLA MARIA ISABEL
AREA LA PRIETA
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
Fig.13-1.dwg


FIGURE 13-1
LA ESCALERA and AZUL Y ORO
DRILLING PROGRAM

PAH believes that this drilling program from surface and underground workings, in combination with underground development, is appropriate and well designed to explore promising targets. Geologic potential exists to discover additional mineralized zones along the development workings. Estimated budget for this program is included in Section 22 of this Report - Recommendations.

## 14.0 SAMPLING METHOD AND APPROACH

PAH reviewed La Encantada's sampling program for the preparation of the Technical Report Amended dated July 24, 2007. Full description of sampling method and approach by La Encantada's geologic crews is presented in the Technical Report Amended July 24, 2007. Additionally, PAH also reviewed the La Encantada sampling procedures for this Technical Report and did not notice changes in protocols that may affect the results, other than improving in some areas, such as QA / QC with increasing number of filed duplicates for drilling and reserve blocks samples.

The samples are brought into the La Encantada laboratory for preparation and assaying. Duplicate samples are sent to Inspectorate Lab for assay checks.

In PAH's opinion, the channel sampling and methods applied by La Encantada exploration and mining crews is done carefully and responsibility by well trained samplers. The sampling appears to reconcile with silver / lead head assays for the processing plant, as well as with production and sales by Minera La Encantada. The channel samples appear to properly represent the mineralization of La Encantada deposits, therefore, they are acceptable for resource and reserve estimates.

Figure 14-1 shows channel samples at the breccia milagros.

Figure 14-2 shows the Galena remnants at channel samples breccia milagros.

Figure 14-3 shows the breccia milagros sampling.



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 14-1<br>CHANNEL SAMPLES at BRECCIA MILAGROS | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.14-1.dwg |



Prepared by pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for FIRST MAJESTIC SILVER Corp.

Project Name La Encantada Silver Mine

FIGURE 14-2
GALENA REMNANTS at CHANNEL SAMPLES
BRECCIA MILAGROS

Date of Issue Dec/2007

Drawing Name Fig.14-2.dwg



10250 E
10200 E
NIVEL 1611
SCALE
METERS
10150 N
10100 N
10050 N
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
Date of Issue
Dec/2007
Drawing Name
Fig.14-3.dwg


FIGURE 14-3
BRECCIA MILAGROS SAMPLING

## 15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

### 15.1 *Sample Preparation*

Channel, exploration, mine development and production, and plant samples are sent to La Encantada's on-site laboratories for chemical analysis of silver, lead, iron, zinc and manganese. Silver assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA). A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3-centimeter (1/2") size. A 500-gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8") size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Centigrade. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams for head samples; and 1 gram for precipitate samples.

The 10 gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupels into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of ± 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

### 15.2 *Laboratory Facilities*

PAH notes that the La Encantada laboratories generally appear to be adequate, with reasonable cleaning and organization. The laboratory currently conducts about 800 samples by fire assay and AA per month, including exploration samples, development samples, and mill samples.

More details on laboratory facilities are presented in Technical Report Amended of July 24, 2007.

FMS's procedure for quality controls is by sending drill core, mine samples and/or pulps to an outside laboratory, usually Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at 1 sample for every 10 and it includes field duplicates, standard samples and introduction of blank samples.

### 15.3 *Check Assaying*

To evaluate sample quality control, the La Encantada personnel perform periodic check analyses on samples. For the operating period from June to October 31, 2007, La Encantada has sent 96 samples to Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. These include 22 samples from reserve blocks in addition to 22 more duplicates of pulps from the reserve

blocks. La Encantada has also sent 35 duplicate samples and 17 pulp samples from the drillholes carried out in the tailings deposits. Results of the assays and graphs are presented in the following Tables and graphs. La Encantada Silver Mine is mining and processing mineralization contained in oxides, which presents highly variable metal concentrations due to its inherent genetic characteristics. In this type of mineral occurrence, the comparison of assays may present high variations, depending on the mineral content of each sample. High grade silver assays may present differences of up to 60 percent, while the middle range grade samples usually result in close assays. In overall comparison, however, within a range of assays that represent very low to very high grades, the correlation is generally acceptable.

Tables 15-1 and 15-2, and Figures 15-1 and 15-2 show the assay results and graphs for samples of the La Encantada reserve blocks as duplicate samples and as duplicate pulp samples. The comparison is between assays by the La Encantada mine's lab and Inspectorate Laboratories.

**TABLE 15-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Sample Assays Checks**
**RESERVES DUPLICATE SAMPLES**

| Sample ID | | Laboratory Silver g/tonne | | Difference | Laboratory Lead % | | Difference | Laboratory Zinc % | | Difference |
|---|---|---|---|---|---|---|---|---|---|---|
| Inspectorate | La Encantada | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % |
| 141130 | 141427 | 128 | 30 | 327 | | 0.08 | -100 | | 0.15 | -100 |
| 134893 | 141861 | 425 | 390 | 9 | 3.79 | 3.14 | 21 | 1.17 | 0.99 | 18 |
| 141147 | 138230 | 111 | 140 | -21 | 3.45 | 2.41 | 43 | 2.47 | 1.49 | 66 |
| 141148 | 138241 | 72 | 30 | 139 | 2.12 | 0.19 | 1,016 | | 0.59 | -100 |
| 141109 | 141246 | 425 | 490 | -13 | 4.75 | 4.13 | 15 | | 0.26 | -100 |
| 141101 | 135755 | 14 | 0 | 100 | | 0.21 | -100 | | 0.07 | -100 |
| 141102 | 135766 | 295 | 350 | -16 | | 0.41 | -100 | | 0.88 | -100 |
| 141103 | 135777 | 16 | 0 | 100 | | 0.16 | -100 | | 0.31 | -100 |
| 141108 | 141235 | 476 | 1,160 | -59 | 3.76 | 3.79 | -1 | 4.70 | 4.06 | 16 |
| 141110 | 141257 | 128 | 100 | 28 | | 0.13 | -100 | | 1.20 | -100 |
| 141112 | 141280 | 194 | 50 | -13 | | 0.37 | -100 | | 0.58 | -100 |
| 141132 | 141451 | 123 | 150 | -18 | | 1.88 | -100 | | 0.99 | -100 |
| 141111 | 141268 | 47 | 20 | 133 | | 0.14 | -100 | | 0.70 | -100 |
| 141104 | 135791 | 391 | 330 | 19 | 2.84 | 2.50 | 14 | 7.55 | 6.73 | 12 |
| 141128 | 141405 | 4 | 10 | -58 | | 0.06 | -100 | | 0.39 | -100 |
| 141127 | 141294 | 348 | 360 | -3 | | 0.65 | -100 | | 1.19 | -100 |
| 141131 | 141438 | 26 | 0 | 100 | | 0.14 | -100 | | 0.04 | -100 |
| 141105 | 141202 | 309 | 300 | 3 | 5.40 | 3.13 | 73 | 4.62 | 2.58 | 79 |
| 141129 | 141416 | 51 | 50 | 1 | | 0.11 | -100 | | 0.38 | -100 |
| 141107 | 141224 | 195 | 220 | -11 | | 0.03 | -100 | 7.48 | 5.02 | 49 |
| 141106 | 141213 | 306 | 230 | 33 | | 1.19 | -100 | 5.44 | 3.33 | 63 |
| 134875 | 135540 | 83 | 120 | -31 | 2.75 | 3.27 | -16 | 6.02 | 8.07 | -25 |
| Min | | 4 | 0 | | 2.12 | 0.03 | | 1.17 | 0.04 | |
| Max | | 476 | 1,160 | | 5.40 | 4.13 | | 7.55 | 8.07 | |
| StDev | | 155 | 261 | | 1.08 | 1.44 | | 2.24 | 2.25 | |
| Average | | 189 | 206 | | 3.61 | 1.28 | | 4.93 | 1.82 | |
| Correlation | | 0.83 | | | 0.67 | | | 0.82 | | |

TABLE 15-2
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
Sample Assays Checks
RESERVES DUPLICATE PULP SAMPLES

| Sample ID | | Laboratory Silver g/tonne | | Difference | Laboratory Lead % | | Difference | Laboratory Zinc % | | Difference |
|---|---|---|---|---|---|---|---|---|---|---|
| Inspectorate | La Encantada | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % |
| 141257 | 141257 | 119 | 100 | 19 | | 0.13 | -100 | | 1.20 | -100 |
| 141280 | 141280 | 77 | 50 | 55 | | 0.37 | -100 | | 0.58 | -100 |
| 141451 | 141451 | 166 | 150 | 11 | | 1.88 | -100 | | 0.99 | -100 |
| 141294 | 141294 | 399 | 360 | 11 | | 0.65 | -100 | | 1.19 | -100 |
| 141268 | 141268 | 29 | 20 | 43 | | 0.14 | -100 | | 0.70 | -100 |
| 141405 | 141405 | 5 | 10 | -50 | | 0.06 | -100 | | 0.39 | -100 |
| 135791 | 135791 | 326 | 330 | -1 | 3.06 | 2.50 | 22 | 6.10 | 6.73 | -9 |
| 141224 | 141224 | 235 | 220 | 7 | | 0.03 | -100 | 6.99 | 5.02 | 39 |
| 141416 | 141416 | 64 | 50 | 28 | | 0.11 | -100 | | 0.38 | -100 |
| 141202 | 141202 | 335 | 300 | 12 | 5.95 | 3.13 | 90 | 4.13 | 2.58 | 60 |
| 141438 | 141438 | 21 | 0 | 100 | | 0.14 | -100 | | 0.04 | -100 |
| 141427 | 141427 | 20 | 30 | -35 | | 0.08 | -100 | | 0.15 | -100 |
| 141213 | 141213 | 247 | 230 | 7 | 1.85 | 1.19 | 55 | 4.74 | 3.33 | 42 |
| 141246 | 141246 | 554 | 490 | 13 | 6.11 | 4.13 | 48 | | 0.26 | -100 |
| 135766 | 135766 | 341 | 350 | -3 | | 0.41 | -100 | | 0.88 | -100 |
| 141235 | 141235 | 1,184 | 1,160 | 2 | 4.51 | 3.79 | 19 | 4.69 | 4.06 | 16 |
| 135777 | 135777 | 20 | 0 | 100 | | 0.16 | -100 | | 0.31 | -100 |
| 141872 | 141872 | 32 | 50 | -37 | | 0.10 | -100 | | 0.96 | -100 |
| 138241 | 138241 | 32 | 30 | 8 | | 0.19 | -100 | | 0.59 | -100 |
| 138230 | 138230 | 124 | 140 | -12 | 3.55 | 2.41 | 47 | 1.86 | 1.49 | 25 |
| 135755 | 135755 | 13 | 0 | 100 | | 0.21 | -100 | | 0.07 | -100 |
| 135595 AS | 135595 | 140 | 150 | -7 | 2.57 | 0.68 | 278 | 4.57 | 4.74 | -4 |
| Min | | 5 | 0 | | 1.85 | 0.03 | | 1.86 | 0.04 | |
| Max | | 1,184 | 1,160 | | 6.11 | 4.13 | | 6.99 | 6.73 | |
| StDev | | 267 | 259 | | 1.65 | 1.32 | | 1.61 | 1.90 | |
| Average | | 204 | 192 | | 3.94 | 1.02 | | 4.73 | 1.67 | |
| Correlation | | 1.00 | | | 0.86 | | | 0.84 | | |

## Scattering Chart Silver


INSPECTORATE
LA ENCANTADA
Ag g/Tonne
1400
1200
1000
800
600
400
200
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22
Reserves Duplicate Samples


## Duplicate Samples Correlation Graph


Inspectorate Lab - Silver
La Encantada Lab - Silver


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 15-1<br>RESERVES DUPLICATED SAMPLES | Dec/2007 |
| Project No.<br>80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.15-1.dwg |



Scattering Chart Silver
Ag g/Tonne
1400
1200
1000
800
600
400
200
0
INSPECTORATE
LA ENCANTADA
1
3
5
7
9
11
13
15
17
19
21
Reserve Pulp Duplicate Samples


Pulp Duplicate Samples Correlation Graph

Inspectorate Lab - Silver

La Encantada Lab - Silver

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
|  pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.*<br>Project Name<br>La Encantada Silver Mine | FIGURE 15-2<br>RESERVE DUPLICATE<br>PULP SAMPLES | Dec/2007<br>Drawing Name<br>Fig.15-2.dwg |
| Project No. 80523 | | | |

The reserve duplicate samples mineral content range includes assays that vary from 0 to 1,160 g/tonne Ag. The average correlation coefficient of the silver grades is acceptable for the set of samples, at 83 percent, although the difference shows slightly higher assays by the La Encantada lab. The reserve pulp duplicate samples, for the same set of duplicate samples, range in silver values from 0 to 1,160 g/tonne Ag with a general correlation of 100 percent and closed assays between both labs. Therefore, major differences may result during the sample preparation process. PAH believes that the reproducibility of silver grades is reasonable, within acceptable industry practices.

La Encantada Silver Mine drilled a total of 49 drillholes within the old tailings dams, No. 1 and No. 2 of Peñoles' historic operation. La Encantada duplicated 35 samples of tailings core and 17 pulp tailings samples. The results are presented in Tables 15-3 and 15-4 and represented by graphs in figures 15-3 and 15-4. The range of silver assays is from 30 g/tonne Ag to 310 g/tonne Ag and the resulting correlation is 76 percent. The pulp duplicate samples resulted in a correlation of 98 percent for a range of assays between 10 g/tonne Ag and 310 g/tonne Ag. Both sets of samples include different samples.

**TABLE 15-3**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Sample Assays Checks**
**TAILINGS DRILL DUPLICATE SAMPLES**

| Sample ID | | Laboratory Silver g/tonne | | Difference | Laboratory Lead % | | Difference | Laboratory Zinc % | | Difference |
|---|---|---|---|---|---|---|---|---|---|---|
| Inspectorate | La Encantada | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % |
| 135701 | 136667 | 73 | 40 | 83 | 1.73 | 1.88 | -7.98 | 4.16 | 0.93 | 347.31 |
| 135702 | 136679 | 60 | 60 | 1 | 1.84 | 1.63 | 12.88 | 3.37 | 1.80 | 87.22 |
| 135703 | 136694 | 206 | 30 | 588 | 4.51 | 1.24 | 263.71 | 4.99 | 1.86 | 168.28 |
| 135712 | 135640 | 57 | 50 | 14 | 1.44 | 0.68 | 111.76 | 5.84 | 3.77 | 54.91 |
| 135713 | 135656 | 83 | 50 | 66 | 2.10 | 1.42 | 47.89 | 6.71 | 3.02 | 122.19 |
| 135714 | 135667 | 68 | 60 | 13 | 2.65 | 1.88 | 40.96 | 5.89 | 2.41 | 144.40 |
| 135715 | 135681 | 338 | 230 | 47 | 3.91 | 3.24 | 20.68 | 2.88 | 1.74 | 65.52 |
| 135716 | 135698 | 281 | 180 | 56 | 3.71 | 2.88 | 28.82 | 2.84 | 1.61 | 76.40 |
| 135717 | 137127 | 282 | 260 | 8 | 3.36 | 2.83 | 18.73 | 2.54 | 2.48 | 2.42 |
| 135718 | 137138 | 81 | 60 | 35 | 3.43 | 3.02 | 13.58 | 4.76 | 4.79 | -0.63 |
| 135719 | 137151 | 302 | 140 | 116 | 3.38 | 1.51 | 123.84 | 2.65 | 2.44 | 8.61 |
| 135720 | 137174 | 238 | 210 | 13 | 3.23 | 2.67 | 20.97 | 2.97 | 2.51 | 18.33 |
| 135721 | 137187 | 311 | 310 | 0 | 3.51 | 3.33 | 5.41 | 2.47 | 2.73 | -9.52 |
| 135722 | 137508 | 170 | 260 | -34 | 3.38 | 2.79 | 21.15 | 2.43 | 2.03 | 19.70 |
| 135723 | 137519 | 67 | 80 | -17 | 3.94 | 3.51 | 12.25 | 3.35 | 3.32 | 0.90 |
| 135724 | 137530 | 173 | 140 | 24 | 2.23 | 1.92 | 16.15 | 2.51 | 2.15 | 16.74 |
| 135725 | 137541 | 76 | 100 | -24 | 3.51 | 2.57 | 36.58 | 4.50 | 2.41 | 86.72 |
| 135726 | 137555 | 279 | 300 | -7 | 3.38 | 2.86 | 18.18 | 2.52 | 2.53 | -0.40 |
| 135727 | 137566 | 86 | 90 | -4 | 3.36 | 2.12 | 58.49 | 4.31 | 3.56 | 21.07 |
| 135728 | 141503 | 119 | 150 | -21 | 2.33 | 1.87 | 24.60 | 2.62 | 2.86 | -8.39 |
| 135729 | 141514 | 92 | 100 | -8 | 3.21 | 1.63 | 96.93 | 4.51 | 4.78 | -5.65 |
| 135730 | 141539 | 107 | 140 | -24 | 2.56 | 2.20 | 16.36 | 2.62 | 1.96 | 33.67 |
| 135731 | 141555 | 180 | 210 | -14 | 3.04 | 2.23 | 36.32 | 2.20 | 1.87 | 17.65 |
| 135732 | 141566 | 75 | 120 | -38 | 4.45 | 3.46 | 28.61 | 4.30 | 5.71 | -24.69 |
| 135733 | 141577 | 136 | 120 | 13 | 3.42 | 2.57 | 33.07 | 2.35 | 2.13 | 10.33 |
| 135734 | 141591 | 178 | 190 | -6 | 4.13 | 2.94 | 40.48 | 2.00 | 1.60 | 25.00 |
| 135735 | 141605 | 155 | 150 | 4 | 2.76 | 1.95 | 41.54 | 2.38 | 2.02 | 17.82 |
| 135736 | 141618 | 139 | 170 | -18 | 2.60 | 1.74 | 49.43 | 2.25 | 1.83 | 22.95 |
| 135737 | 141630 | 166 | 180 | -8 | 2.81 | 2.40 | 17.08 | 2.44 | 2.05 | 19.02 |
| 135738 | 141648 | 139 | 140 | -1 | 2.20 | 2.26 | -2.65 | 2.45 | 2.21 | 10.86 |
| 135739 | 141659 | 103 | 60 | 72 | 2.78 | 2.11 | 31.75 | 4.78 | 4.02 | 18.91 |
| 135740 | 141672 | 160 | 140 | 15 | 4.81 | 4.52 | 6.42 | 2.10 | 2.09 | 0.48 |
| 135741 | 141698 | 203 | 120 | 70 | 2.85 | 2.09 | 36.36 | 2.42 | 2.17 | 11.52 |
| 135742 | 141842 | 148 | 140 | 5 | 2.22 | 1.72 | 29.07 | 2.63 | 2.37 | 10.97 |
| 135743 | 141854 | 210 | 220 | -4 | 2.80 | 2.02 | 38.61 | 2.30 | 2.13 | 7.98 |
| Min | | 57 | 30 | | 1.44 | 0.68 | | 2.00 | 0.93 | |
| Max | | 338 | 310 | | 4.81 | 4.52 | | 6.71 | 5.71 | |
| StDev | | 81 | 74 | | 0.80 | 0.76 | | 1.26 | 1.01 | |
| Average | | 158 | 143 | | 3.07 | 2.33 | | 3.32 | 2.57 | |
| Correlation | | 0.76 | | | 0.71 | | | 0.50 | | |

**TABLE 15-4**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Sample Assays Checks**
**TAILINGS DRILL PULP DUPLICATE SAMPLES**

| Sample ID | | Laboratory Silver g/tonne | | Difference | Laboratory Lead % | | Difference | Laboratory Zinc % | | Difference |
|---|---|---|---|---|---|---|---|---|---|---|
| Inspectorate | La Encantada | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % | Inspectorate | La Encantada | % |
| 136622 AS | 136622 | 12 | 10 | 23 | 0.42 | 0.36 | 17 | 0.41 | 0.41 | 0 |
| 136633 AS | 136633 | 110 | 100 | 10 | 2.70 | 1.86 | 45 | 2.97 | 2.53 | 17 |
| 136634 AS | 136644 | 115 | 110 | 4 | 3.00 | 2.39 | 26 | 2.85 | 4.58 | -38 |
| 135641 AS | 135641 | 58 | 60 | -3 | 1.40 | 0.59 | 137 | 4.24 | 4.63 | -8 |
| 135656 AS | 135656 | 84 | 50 | 68 | 2.04 | 1.42 | 44 | 5.28 | 3.02 | 75 |
| 135667 AS | 135667 | 76 | 60 | 27 | 2.59 | 1.88 | 38 | 5.09 | 2.41 | 111 |
| 136667 AS | 136667 | 77 | 40 | 93 | 2.39 | 1.88 | 27 | 2.02 | 0.93 | 117 |
| 136679 AS | 136679 | 81 | 60 | 35 | 2.41 | 1.63 | 48 | 3.93 | 1.80 | 118 |
| 136694 AS | 136694 | 55 | 30 | 83 | 1.59 | 1.24 | 28 | 4.16 | 1.86 | 124 |
| 137187 AS | 137187 | 299 | 310 | -3 | 3.92 | 3.33 | 18 | 2.66 | 2.73 | -3 |
| 137519 AS | 137519 | 65 | 80 | -19 | 3.85 | 3.51 | 10 | 3.35 | 3.32 | 1 |
| 137530 AS | 137530 | 167 | 140 | 19 | 2.23 | 1.92 | 16 | 2.46 | 2.15 | 14 |
| 137541 AS | 137541 | 97 | 100 | -3 | 3.01 | 2.57 | 17 | 5.14 | 2.41 | 113 |
| 137555 AS | 137555 | 283 | 300 | -6 | 3.27 | 2.86 | 14 | 2.52 | 2.53 | 0 |
| 137566 AS | 137566 | 83 | 90 | -8 | 3.00 | 2.12 | 42 | 4.71 | 3.56 | 32 |
| 141503 AS | 141503 | 161 | 150 | 7 | 2.41 | 1.87 | 29 | 2.67 | 2.86 | -7 |
| 141514 AS | 141514 | 99 | 100 | -1 | 3.28 | 1.63 | 101 | 4.37 | 4.78 | -9 |
| Min | | 12 | 10 | | 0.42 | 0.36 | | 0.41 | 0.41 | |
| Max | | 299 | 310 | | 3.92 | 3.51 | | 5.28 | 4.78 | |
| StDev | | 76 | 84 | | 0.88 | 0.84 | | 1.31 | 1.21 | |
| Average | | 113 | 105 | | 2.56 | 1.94 | | 3.46 | 2.74 | |
| Correlation | | 0.98 | | | 0.92 | | | 0.48 | | |

## Scattering Chart Silver


400
350
300
250
200
150
100
50
0
Ag g/Tonne
INSPECTORATE
LA ENCANTADA
1
4
7
10
13
16
19
22
25
28
31
34
Tailings Drill Duplicate Samples


## Tailings Drill Duplicate Samples Correlation Graph


Inspectorate Lab - Silver
La Encantada Lab - Silver


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 15-3<br>TAILING DRILL DUPLICATE SAMPLES | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.15-3.dwg |

## Scattering Chart Silver

INSPECTORATE
LA ENCANTADA

Ag g/Tonne: 0, 50, 100, 150, 200, 250, 300, 350

1, 3, 5, 7, 9, 11, 13, 15, 17

Tailings Drill Pulp Duplicate Samples

## Tailings Drill Pulp Duplicate Samples Correlation Graph

Inspectorate - Silver

La Encantada Lab - Silver

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
|  pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 15-4<br>TAILING DRILL PULP DUPLICATE SAMPLES (SILVER) | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.15-4.dwg |


Scattering Chart Lead
INSPECTORATE
LA ENCANTADA
Pb %
5
4
3
2
1
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17
Tailings Drill Pulp Duplicate Samples


Tailings Drill Pulp Duplicate Samples Correlation
Inspectorate Lab - Lead
La Encantada Lab - Lead

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
|  pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 15-5<br>TAILING DRILL PULP DUPLICATE<br>SAMPLES (LEAD) | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.15-5.dwg |

## Scattering Chart Zinc


6
5
4
3
2
1
0
Zn %
1
3
5
7
9
11
13
15
17
Tailings Drill Pulp Duplicate Samples
INSPECTORATE
LE ENCANTADA


## Tailings Drill Pulp Duplicate Samples Correlation


Inspectorate Lab - Zinc
La Encantada Lab - Zinc


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 15-6<br>TAILING DRILL PULP DUPLICATE SAMPLES (ZINC) | Dec/2007 |
| Project No. 80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.15-6.dwg |

La Encantada Silver Mine has implemented a strict program of Quality Control by introduction of blank and standard samples, as well as the insertion of field duplicate samples and pulp duplicates to keep a close control of the assay results. PAH recommends taking special care during the sample preparation process, which shows higher differences in assay checks.

## 15.4 *Conclusion*

Overall, PAH found that the results from the check assaying are reasonable. It is PAH's opinion that the sample methods and analyses are representative of the deposits at La Encantada mine, and that most of La Encantada's data was generated by procedures that were carried out according to accepted industry standards using accepted practices.

PAH finds that the exploration, sampling, and laboratory analysis for La Encantada operation is being conducted by FMS in a reasonable manner consistent with standard industry practices. PAH would expect the sampling results to be reasonably representative of the deposits mineralization and believes that they may be used with acceptable confidence in the estimation of the mineable reserves.

## 16.0 DATA VERIFICATION

PAH has not taken independent samples from the surface or underground exposures of the mineral concentrations at La Encantada mine, as other Qualified Persons have previously sampled the mineralization as discussed in this report, and the production records are the most reliable data of mineralization contained in the ore deposits under development at the mine. Peñoles developed and operated La Encantada mine for over 25 years producing over 80 million ounces of silver. Peñoles is one of the leading Mexican mining companies and the world's largest silver producer.

FMS has established in a short operating period a systematic procedure to verify data and quality control which is proving effective and accurate. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

FMS initiated an effective control of La Encantada operations since November 2006 when it took control of the mining operation. La Encantada has established an active program of assay checks for samples and pulps of exploration, production and concentrates at the mine's lab in comparison to assays performed by Inspectorate Laboratories of Durango city and Reno, Nevada, and concentrate sampling and assaying program by a sales representative in the city of Torreón, Coahuila to check the assays reported by the MET-MEX Peñoles smelter.

Table 16-1 presents a summary of concentrate assays for August, 2007 of shipments to MET-MEX Peñoles. This summary presents a comparison of assays by La Encantada lab and Peñoles.

The coefficient of correlation is excellent for all determinations, including weight (99.9 percent), silver (97.5 percent), and lead (93 percent).

Figure 16-1 shows correlation between silver assays of both laboratories.

PAH believes that an adequate amount of checking has been conducted and that the results are representative of the mineralization and concentrates produced at La Encantada and shipped to the smelter.

PAH's conclusion is that the results from check assaying are reasonable, including appropriate preparation procedures; that the sampling results appear to be reasonably representative of the deposit mineralization and concentrates, and should be usable with acceptable confidence in the estimation of the mineable reserves.

**TABLE 16-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Concentrate Checks for August, 2007 Shipments.**

| Concentrates | | First Majestic Silver Corp. | | | | | Met Mex Peñoles SA DE CV | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Shipment No | Date | Weight (Tonnes) | Assays Silver Kg/tonne | Assays lead % | Content Silver Kg | lead Tonnes | Tonnes | Assays Silver Kg/tonne | Assays Lead % | Content Silver Kg | Lead Tonnes |
| DES2007-79 | 2-Aug-07 | 31.935 | 10.100 | 15.650 | 322.544 | 4.998 | 31.987 | 10.109 | 16.170 | 323.357 | 5.172 |
| DES2007-80 | 6-Aug-07 | 29.959 | 9.205 | 13.660 | 275.773 | 4.092 | 30.642 | 9.103 | 15.030 | 278.934 | 4.605 |
| DES2007-81 | 8-Aug-07 | 63.741 | 7.602 | 11.843 | 484.559 | 7.549 | 63.711 | 6.893 | 12.510 | 439.160 | 7.970 |
| DES2007-82 | 11-Aug-07 | 29.876 | 6.590 | 11.280 | 196.883 | 3.370 | 30.562 | 6.492 | 11.440 | 198.409 | 3.496 |
| DES2007-83 | 13-Aug-07 | 59.673 | 5.837 | 10.860 | 348.311 | 6.480 | 60.488 | 5.849 | 11.140 | 353.794 | 6.738 |
| DES2007-85 | 18-Aug-07 | 31.060 | 3.553 | 10.160 | 110.356 | 3.156 | 31.533 | 3.680 | 10.660 | 116.041 | 3.361 |
| DES2007-86 | 20-Aug-07 | 30.646 | 3.785 | 8.900 | 115.995 | 2.727 | 31.202 | 3.809 | 10.360 | 118.848 | 3.233 |
| DES2007-87 | 22-Aug-07 | 31.492 | 5.685 | 11.080 | 179.032 | 3.489 | 30.527 | 4.274 | 11.040 | 130.472 | 3.370 |
| DES2007-88 | 24-Aug-07 | 31.864 | 6.990 | 12.000 | 222.729 | 3.824 | 32.589 | 6.893 | 12.510 | 224.636 | 4.077 |
| DES2007-89 | 28-Aug-07 | 30.756 | 6.740 | 10.690 | 207.295 | 3.288 | 30.727 | 6.647 | 10.930 | 204.242 | 3.358 |
| DES2007-90 | 28-Aug-07 | 31.061 | 5.995 | 11.550 | 186.211 | 3.588 | 31.112 | 5.883 | 10.330 | 183.032 | 3.214 |
| | Total | 402.063 | 72.082 | 127.673 | 2,649.688 | 46.561 | 405.080 | 69.632 | 132.120 | 2,570.926 | 48.596 |
| | Average | 36.551 | 6.553 | 11.607 | | | 36.825 | 6.330 | 12.011 | | |
| | Max | 63.741 | 10.100 | 15.650 | | | 63.711 | 10.109 | 16.170 | | |
| | Min | 29.876 | 3.553 | 8.900 | | | 30.527 | 3.680 | 10.330 | | |
| | Correlation | 0.999 | 0.975 | 0.930 | | | | | | | |



12.000
10.000
8.000
6.000
4.000
2.000
Silver kg/tonne
0
2
4
6
8
10
12
August 2007 Shipments
La Encantada Lab
Met-Mex Penoles Assays


| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 16-1<br>CONCENTRATES ASSAYS COMPARISON<br>(AUGUST, 2007) | Dec/2007 |
| Project No. | Project Name | | Drawing Name |
| 80523 | La Encantada Silver Mine | | Fig.16-1.dwg |

## 17.0 ADJACENT PROPERTIES

No adjacent properties exist within the surrounding area of La Encantada. The El Plomo mine was operated as an independent mine for a period of time during the early stages of La Encantada development; however, around 1983 it was purchased by Minera La Encantada and it has been part of La Encantada mine since then. Underground developments of La Encantada and El Plomo were connected and established as one underground system. No other mine exists nearby the La Encantada area.

La Encantada mine is located at about 100km from the cities of Ocampo and Músquiz, in Coahuila, Mexico.

La Encantada mine housing facilities include 180 single family houses, events center, hotel and three restaurants, sport facilities for soccer, squash and bowling, apart from the administration offices and warehouses, etc. Refurbishing of required facilities is in progress.

FMS has consolidated ownership of the La Encantada mine area by acquiring all mining claims and concessions around the property. Surface rights have also been acquired by La Encantada from the local "Ejido" (land community) under expropriation proceedings in accordance with the Mining Laws.

## 18.0 METALLURGICAL TESTING AND MINERAL PROCESSING

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

- Argentite ($Ag_2S$)
- Acanthite ($Ag_2S$)
- Cerrussite ($PbCO_3$)

The gangue is principally limestone and hematite with minor amounts of quartz, manganese, zinc, and tin.

The ore is relatively soft and friable making for easy crushing and grinding. The ore processing method consists of crushing and grinding followed by two sequential flotation steps, the first consists of sulfide mineral flotation and the second is oxide mineral flotation. The reason for floating the ore in two stages is because the reagents used for oxide flotation are detrimental to sulfide flotation. Recoveries are poor, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock.

Metallurgical testwork is in progress in the following two areas:

- Flotation of current and future ore: the results are about the same as that of the plant.

- Cyanide leaching of the flotation tails, both old and new material: preliminary silver recovery after cyanidation is about 48 percent. Bulk testing is anticipated to take place at FMS's La Parrilla Silver Mine in Durango.

Figure 18-1 shows the sulfidation of oxides in flotation concentrates.

Figure 18-2 shows the drying concentrates.



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 18-1<br>SULFIDATION of OXIDES FLOTATION CONCENTRATES | Dec/2007 |
| Project No. 80523 | Project Name: La Encantada Silver Mine | | Drawing Name: Fig 18-1.dwg |



| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 18-2<br>LA ENCANTADA<br>DRYING FLOTATION CONCENTRATES | Dec/2007 |
| Project No.<br>80523 | Project Name<br>La Encantada Silver Mine | | Drawing Name<br>Fig.18-2.dwg |

# 19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

La Encantada uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral Resources and Reserves. FMS has initiated the compilation of all data to incorporate it into a database and create a geologic model in SURPAC software which has been acquired by the company. FMS has reviewed and calculated Resources and Reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates. FMS assumed control of La Encantada Silver Mine operation from November 2006. FMS estimated the first Resource / Reserve base for the La Encantada mine as of May 31, 2007. This estimate is an update of May 31, 2007 Resource / Reserve base and it incorporates exploration and underground development results for the mine. During the current period La Encantada mined a total of 162,279 tonnes of ore, from which only 21,293 tonnes were mined out of the previously reported Reserves and also increased the Reserves during the period by about 575,600 tonnes. This Resource / Reserve update calculation has been estimated as of October 31, 2007.

## 19.1 *Introduction*

FMS estimated proven and probable Reserves, as of May 31, 2007 amounted to 633,506 tonnes at an average grade of 403 g/tonne Ag and 1.93 percent Pb. Cutoff grade was estimated as 271 g/tonne Ag only, and 262 g/tonne Ah equivalent net of Pb credit. The estimated Reserves were included in the deposits of: Breccia Milagros, Azul y Oro, Breccia Keylor, Cuerpo 660, Mantos 314, Chicotón Stope, Cedritos and Cola Gallo deposits.

FMS has implemented exploration programs based on drifting, drilling and channel sampling. During this reported period, May through October 2007, FMS has increased the silver contained in the Resource / Reserve base for the La Encantada mine by about 250 percent including Proven and Probable Reserves and Measured and Indicated resources. Additional inferred resources have been delineated and other exploration targets are under further investigations. Additional resources and reserves were developed within the La Encantada mine in the Breccia Milagros, Bonanza, San Francisco, La Piedra deposits. Dump materials and tailings dams have been sampled and measured resulting in additional Reserves and Resources for the La Encantada mine.

## 19.2 *Methodology*

Under the La Encantada mine's diverse geologic environment, the Resource and Reserve blocks have been defined at the various drift levels where sampling has found mineable ore within the mineralized zones. The Reserve tonnage and grade are based largely on channel samples along drifts, crosscuts and other mine workings. Drilling from underground sites was initiated to explore the San Francisco mineralized structures to depth. This program was completed with five drillholes and a total depth of 565 meters. FMS's surface drilling program has been on hold due to delay in delivery of drilling equipment for development of an extensive exploration program. Reserve and Resource blocks range in length according to variable extensions of breccia or mineralized zones, and are from 50 to 150 meters in length

along the mineralized structures. The Resource and Reserve blocks are developed by drifting across breccia zones and structures. Proven Reserve blocks are projected up to 15 meters from the drift in which the channel samples were taken, and Probable blocks extending another 15 meters beyond the Proven blocks.

All adits, drifts ramps and access development headings are regularly surveyed by La Encantada staff. The mineralized zones are subdivided into vertical sections through the multiple horizontal levels, such that each vertical section has 10 meter horizontal separation from the immediately adjacent sections. For Reserve estimation, the cross sectional area of mineralization is drawn on each of these 10-meter spaced sections using Auto CAD software and the assayed sample lengths. The volume of mineralization on each section is calculated for the mineralized zone extending 5 meters on either side of the section. The density factor (specific gravity) is then input into the calculation, and tonnage is calculated based on the formula; Length (in meters) X Width (in meters) X Height (in meters) X Specific Gravity = tonnes of material.

The density factor used to convert Reserve block volumes into tonnes has been determined as a weighted average from ore samples representative of the various deposit areas. The density tests were performed by Peñoles and by FMS. Numerous samples have been sent to an external lab (Inspectorate Lab) for determination. Breccia Milagros samples density determinations have reported an average of 2.85. La Encantada continues to follow a conservative approach by taking an average density of 2.70.

Figure 19–1 shows the density determinations Breccia Milagros samples.

PAH believes that, on average, the density for mineralization is reasonable. PAH recommends that additional representative samples be taken periodically, as checks for bulk density determination, to ensure and properly adjust the application of an appropriate density factor as required.

To estimate the average grade and thickness for each 10-meter section that crosses a Reserve block, La Encantada composites all the sample grades in the drift that occur within 5 meters on either side of the section. La Encantada has determined that the most appropriate filter for grade outliers is to assign a top grade of 1,000 g/tonne Ag to those samples. The total length of samples in the composite is then divided by the total number of composites, giving the average width of the mineralization in the drift at that section. Similarly, the average silver grade of the samples, weighted by length, gives the average silver grade for the drift at that section.

The tonnes and grade for each Reserve block are then determined by combining the tonnes and grade results obtained for each 10-meter section that crosses the block. The Resource block tonnes and grade are tabulated by La Encantada personnel on a series of spreadsheet summaries.

PAH notes that the sampling conducted across the mineralized zones for use in the Reserve estimates is done with cut-off grade and width considerations, at a minimum mining width of 2.00m. This minimum width typically includes zones within the structures that are above the cutoff grade, as well as sub-ore

| NIVEL | CUERPO | REBAJE | FECHA | LINEA | MUESTRA | TIPO | ANCHO | DESCRIPCIÓN | ENSAYE LAB. ENCANTADA | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Ag | Pb | Fe | Zn | Mn |
| 1715 | Bx MILAGROS | CRO: mil | 26-Apr-07 | | 136386 | TABLA | 2.0 | Bx | 1820 | 5.47 | 11.06 | 1.3 | 1 |
| | | CRO: mil | 26-Apr-07 | | 136395 | TABLA | 2.0 | Bx | 310 | 2.49 | 14.37 | 1.14 | 0.81 |
| | | CRO: mil | 26-Apr-07 | | 136396 | TABLA | 2.0 | Bx | 140 | 2.19 | 10.96 | 1.12 | 0.97 |



vol=100 ml
Vol. Agregado
Muestra


| PESO ESPECIFICO DE LA Bx MILAGROS | | | |
|---|---|---|---|
| MUESTRA | Vol. Agreg. | Vol. Calc. | P. E. |
| 136386 | 82.6 | 17.4 | 2.87 |
| 136395 | 82.8 | 17.2 | 2.91 |
| 136396 | 82 | 18.0 | 2.78 |
| | | P. E. prom= | 2.85 |

$$P. E. = \frac{P}{V}$$

P= PESO DE MUESTRA
V= VOL. CALCULADO

Vol. Calc.= 100 - Vol. Agregado

NOTA: El procedimiento se realizo de la siguiente manera: a partir de una muestra de mina de 50 gr se determino el P. E. por diferencia de volumen con una probeta y una buretra graduadas de 100ml.

**ATENTAMENTE**

**ING. JORGE GARCIA REYES**

DEPARTAMENTO DE GEOLOGÍA

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | *FIRST MAJESTIC SILVER Corp.* | FIGURE 19-1<br>DENSITY DETERMINATIONS<br>BRECCIA MILAGROS SAMPLES | Dec/2007 |
| Project No. 80523 | Project Name: La Encantada Silver Mine | | Drawing Name: Fig.19-1.dwg |

grade mineralization below the cutoff grade, in which case La Encantada eliminates these areas when possible.

PAH also notes that in a few local areas, the drift is wholly enclosed by the mineralized structures and, unless there are some additional crosscuts or drilling, the vein width is taken as that measured across the confines of the drift opening. PAH recommends that the true structure widths, measured by cross cuts and/or the drill holes, be used as much as possible in the blocks of Reserve and Resource estimation.

The Reserve blocks estimated by La Encantada are not included within the Resource blocks.

In PAH's opinion the Reserve and Resource block estimates carried out by La Encantada have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves.

## 19.3 *Cutoff Grade Calculations*

For the current Reserve, PAH has calculated breakeven cutoff grades for both the underground mine operations and also the dump recovery program. The basic parameters applicable to the cutoff grade calculations for the underground mine are shown in the following table:

**TABLE 19-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Cutoff Grade Parameters**

| Concepts | Costs and Other |
|---|---|
| Average Total Operating Cost Per Tonne | **$53.33** |
| COG Silver only (g/t Ag) | 256 |
| COG - Base Metal Credits (g/t Ag) | **241** |
| Silver Recovery in Mill (%) | 65% |
| Payable Silver from Smelter | 95% |
| Payable Lead from Smelter | 95% |
| Silver Price ($/oz.) | $10.50 |
| Lead Price ($/lb.) | $0.68 |
| Zinc Price ($/lb.) | $1.16 |
| Monetary Exchange Rate | $10.94 pesos: US$1.00 |

Equating these parameters (U/G mine only), the breakeven cutoff grade for silver ($C_{Ag}$), based solely on silver for total operating costs (Table 25-7) and process recoveries anticipated is as follows:

$CM_{Ag}$ =Total operating costs/ (Silver price X mill recovery X smelter payable metal)

CMAg= $53.33 per tonne/($10.50 X 0.65 X 0.95) =8.23 oz Ag per tonne or **256 g Ag/tonne.**

However, there is a small lead contribution for La Encantada ores. Production of lead in the concentrates from the mine for all of 2007 is about 320 tonnes. The calculation for lead contribution is as follows:

Revenues for Mine from lead ($R_m$) = Lbs lead in concentrates X payable from smelter X lead price.

$R_m$ =320 t X 2204 lbs/t X 0.95 X $0.68

$R_m$ = $455,735

$R_m$/ tonne mined = $455,735 / 92,993 = $4.90/ tonne.

The silver equivalent of lead contribution = $4.90 /$10.50 = 0.47 oz Ag/tonne or 15 g Ag/tonne.

The adjusted mine cutoff grade ($CM_{Ag}$) is then:256 269 g Ag/tonne Ag-15 g Ag/tonne = **241 g Ag/tonne**.

The basic parameters used for the cutoff grade calculations for the recovery of dump material are shown in the following Table 19-2.

**TABLE 19-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Cutoff Grade Parameters, Dump Recovery Only**

| Concepts | Costs and Other |
|---|---|
| Average Total Operating Cost Per Tonne | **$17.13** |
| COG Silver only (g/t Ag) | 98 |
| COG - Base Metal Credits (g/t Ag) | **91** |
| Silver Recovery in Mill (%) | 54.70% |
| Payable Silver from Smelter | 95% |
| Payable Lead from Smelter | 95% |
| Silver Price ($/oz.) | $10.50 |
| Lead Price ($/lb.) | $0.68 |
| Zinc Price ($/lb.) | $1.16 |
| Monetary Exchange Rate | $10.94 pesos: $1.00 |

Equating these parameters (dumps only), the breakeven cutoff grade for mining and processing of the "in-situ" dumps, based solely on silver for the total operating costs (Table 25-8) and process recoveries anticipated, is as follows:

$CD_{Ag}$ = Total Operating Costs/ (silver price X mill recovery X smelter payable metal).

$CD_{Ag}$ = $17.13/ $10.50 X 0.547 X 0.95) = 3.14 oz Ag/tonne or **98 g Ag/tonne.**

A lead contribution is also applicable for recovery of dump material. About 106.9 tonnes of lead in concentrates will be produced through October 31, 2007. The calculation for the lead contribution is as follows:

Revenues for lead from Dumps ($R_d$)= Lbs in concentrates X payable from smelter X lead price.

$R_d$ = 106.9 tonnes X 2204 lbs/t X 0.95 X $0.68

$R_d$ = $152,244 or $152,200

$R_d$ per tonne of dumps processed = $152,200/69,300 = $2.20/tonne.

Ag Equivalent per tonne = $R_d$/ Ag price = $2.20/$10.50 = 0.21 oz Ag/tonne or 7 g Ag/tonne.

Adjusted Cut-off Grade ($CD_{Ag}$) for dumps = 98g Ag/tonne – 7g Ag/tonne = **91 g Ag/tonne**

## 19.4 *Reserve Estimates*

PAH has reviewed La Encantada Reserve update of October 31, 2007 along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable Reserves for the following deposits:

- Breccia Milagros
- Azul y Oro
- Breccia Keylor
- Cuerpo 660
- Mantos 314
- Breccia Chicotón
- Cedritos
- Cola Gallo
- Bonanza
- San Francisco
- La Piedra, and
- Stockpiles at the mine and at the plant patios.

The total "in-situ" diluted Reserve at a minimum mining width of 2.00m, as reviewed by PAH, is 1.209 million tonnes averaging 312 grams (10.03 oz) per tonne silver and 1.77 percent (39 lb/tonne) lead, for a total of 12.6 million contained ounces of silver net of lead credit. As discussed previously in the

calculation methodology section, the proven ore category has been projected up to 15 meters from the drift sample data, while the probable ore category is projected another 15 meters beyond the proven ore.

La Encantada has been processing pre-screened dump materials. Results for the month of October 2007 indicate that screened dumps yield about 40 percent of tonnage with increased silver grade from about 67 g/tonne to about 131 g/tonne; therefore, the dump materials have been included as an Indicated Resource due to silver content of an average grade below the cutoff grade. Estimated recovered screened tonnage from the measured dumps is about 225,000 tonnes.

Table 19-3 presents a summary of La Encantada Proven and Probable Reserves.

Figures 19-2 to 19-5 show cross sections and plan view of some of the different Reserve and Resource areas at La Encantada Silver Mine.

La Encantada deposits occur in breccia zones and faults or fracturing intersections that make wide and irregular deposits. These generally present widths greater than 2.00m which is estimated to be the minimum mining width due to the mining equipment in use at the mine. Therefore, mining dilution is only significant when the mining is developed along narrow structures. Provisions have been taken to include the mining dilution for those areas.

**TABLE 19-3**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mineral Reserves Prepared by FMS, Reviewd by PAH. As of October 31, 2007 (1)**

| **Total Proven Reserves (3)** | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **DEPOSIT** | **CATEGORY** | **METRIC TONNES** | **WIDTH** | **GRADE** | | | **METAL CONTAINED (2)** | | |
| **La Encantada** | **Reserves** | | **meters** | **Silver, g/tonne** | **Lead, %** | **Zinc, % (4)** | **Silver (Only) oz.** | **Silver (Eq) oz.** | |
| Mantos 314 | Proven | 2,444 | 4.58 | 2,423 | 27.10 | 0.00 | 190,391 | 191,569 | |
| Chicotón | Proven | 2,462 | 2.55 | 1,114 | 20.50 | 0.00 | 88,179 | 89,366 | |
| Breccia Keylor | Proven | 19,108 | 3.40 | 816 | 4.88 | 2.18 | 501,299 | 510,514 | |
| Azul y Oro | Proven | 15,567 | 2.69 | 464 | 0.19 | 0.54 | 232,228 | 239,735 | |
| Stockpile Patios | Proven | 1,360 | 0.00 | 420 | 2.80 | 0.00 | 18,365 | 19,020 | |
| Stockpile Mine | Proven | 2,182 | 0.00 | 376 | 2.60 | 0.00 | 26,377 | 27,430 | |
| San Francisco | Proven | 72,483 | 2.26 | 369 | 1.09 | 0.33 | 859,911 | 894,867 | |
| Breccia Milagros | Proven | 312,572 | Variable > 2.00 | 336 | 0.91 | 0.47 | 3,376,606 | 3,527,347 | |
| La Piedra | Proven | 9,570 | 2.84 | 305 | 3.27 | 2.42 | 93,843 | 98,458 | |
| Cola Gallo | Proven | 4,971 | 4.66 | 296 | 5.60 | 0.00 | 47,307 | 49,704 | |
| Cuerpo 660 E | Proven | 124,962 | 2.00 | 292 | 4.75 | 0.99 | 1,173,145 | 1,233,410 | |
| Terreros (5) | Proven | 225,658 | 0.00 | 131 | 1.29 | 1.53 | 950,414 | 1,001,200 | |
| Mine Dumps | Proven | 57,345 | Variable > 2.00 | 94 | 0.00 | 0.00 | 173,306 | 186,212 | |
| **TOTAL** | **Proven** | **850,684** | **Over 2.00** | **283** | **1.80** | **0.84** | **7,731,371** | **8,068,833** | |
| (1) Cut Off Grade estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit. | | | | | | | | | |
| (2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag. | | | | | | | | | |
| (3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery. | | | | | | | | | |
| (4) Zinc is not recovered | | | | | | | | | |
| (5) Dump represents 40% of "in situ" measured tonnes | | | | | | | | | |
| **Total Probable Reserves (3)** | | | | | | | | | |
| Breccia Keylor | Probable | 16,229 | 3.40 | 770 | 4.90 | 2.05 | 401,766 | 409,593 | |
| Azul y Oro | Probable | 25,004 | 2.62 | 525 | 1.66 | 0.48 | 422,046 | 434,104 | |
| Cuerpo 660 E | Probable | 75,632 | 2.00 | 352 | 4.44 | 2.25 | 855,932 | 892,406 | |
| Breccia Milagros | Probable | 159,262 | Variable > 2.00 | 349 | 0.27 | 0.14 | 1,787,597 | 1,864,403 | |
| San Francisco | Probable | 79,582 | 2.31 | 345 | 1.16 | 0.28 | 882,724 | 921,103 | |
| La Piedra | Probable | 2,740 | 2.48 | 330 | 5.91 | 2.95 | 29,071 | 30,392 | |
| **TOTAL** | **Probable** | **358,449** | **Over 2.00** | **380** | **1.70** | **0.75** | **4,379,136** | **4,552,002** | |
| (1) Cut Off Grade estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only; and 91 g/tonne Ag eq net of Pb credit. | | | | | | | | | |
| (2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag. | | | | | | | | | |
| (3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery. | | | | | | | | | |
| (4) Zinc is not recovered | | | | | | | | | |
| **Total Reserves Proven plus Probable (3)** | | | | | | | | | |
| Total | Proven | 850,684 | Over 2.00 | 283 | 1.80 | 0.84 | 7,731,371 | 8,068,833 | |
| Total | Probable | 358,449 | Over 2.00 | 380 | 1.70 | 0.75 | 4,379,136 | 4,552,002 | |
| **Total Reserves Proven + Probable** | | **1,209,133** | **Over 2.00** | **312** | **1.77** | **0.81** | **12,110,507** | **12,620,835** | |
| (1) Cut Off Grade estimated as 256 g/tonne Ag only; and 241 g/tonne Ag eq net of Pb credit. | | | | | | | | | |
| (2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. | | | | | | | | | |
| (3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery. | | | | | | | | | |
| (4) Zinc is not recovered | | | | | | | | | |



FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A OCTUBRE 2007
**BRECHA MILAGROS**

| MEDIDO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 01 | 186,883 | 432 | | |
| BX-M 10 | 218,295 | 167 | | |
| TOTAL | 405,178 | 289 | - | - |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A OCTUBRE 2007
**BRECHA MILAGROS**

| PROBADO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 03 | 68,744 | 432 | | |
| BX-M 04 | 56,356 | 432 | | |
| BX-M 04-A | 37,286 | 425 | 1.40 | 0.82 |
| BX-M 05 | 54,688 | 413 | 3.52 | 1.91 |
| BX-M 06 | 46,049 | 307 | 3.34 | 1.70 |
| BX-M 07 | 59,778 | 225 | 1.38 | 0.70 |
| BX-M 08 | 43,659 | 167 | | |
| Sub-total | 364,559 | 347 | 0.65 | 0.33 |

| PROBABLE | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BX-M 02 | 66,744 | 432 | | |
| BX-M 09 | 43,659 | 167 | | |
| Sub-total | 110,403 | 327 | - | - |
| PROB + PROBL | 474,962 | 342 | 0.50 | 0.25 |


BX-M 10
BX-M 09
BX-M 08
N 1735
BX-M 07
N 1715
BX-M 06
BX-M 05
N 1691.5
BX-M 04-A
N 1684 65
BX-M 04
N 1672
BX-M 03
BX-M 02
BX-M 01
RESERVAS
PROBADO
PROBABLE
MINADO
RECURSOS
MEDIDOS
INDICADOS
INFERIDOS
11200 N
11250 N
11300 N
CRO MIL
CRO 227
CRO 103
FTE 227
FTE 213
CRO NE
CRO NW2
A
A'
11100 E
N 1735
N 1715
N 1691.5
N 1684.65
11050 E
SCALE
0
7.5
15
30
METERS


Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for
*FIRST MAJESTIC SILVER Corp.*

Project Name
La Encantada Silver Mine

FIGURE 19-2
BRECCIA MILAGROS RESERVE and RESOURCE BLOCK

Date of Issue
Dec/2007

Drawing Name
Fig.19-2.dwg



ELEVACION
MINADO A LA ELEVACION 1925
1916
1825
1672
BZ - 12
BZ - 11
BZ - 10
BZ - 09
BZ - 08
BZ - 07
BZ - 06
BZ - 05
BZ - 04
BZ - 03
BZ - 02
BZ - 01
RESERVAS
RECURSOS
MEDIDOS
PROBABLE
INDICADOS
MINADO
INFERIDOS
11250 N
11300 N
11350 N
11200 N
NIVEL 1672
NIVEL 1825
NIVEL 1910
Xc 244
Xc 235 Ne
Fte 274
11200 E
11250 E
11300 E
SCALE
10
20
40


FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A SEPTIEMBRE 2007
BONANZA

| PROBADO | T.M | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BZ-08 | 5,897 | 220 | 1.12 | 1.12 |
| BZ-09 | 4,896 | 203 | 1.00 | 1.00 |
| BZ-10 | 4,923 | 181 | 0.86 | 0.86 |
| Total | 15,516 | 202 | 0.99 | 1.00 |
| **PROBABLE** | **T.M.** | **Ag g/t** | **Pb %** | **Zn %** |
| BZ-07 | 5,897 | 220 | 1.12 | 1.12 |
| BZ-11 | 4,923 | 181 | 0.85 | 0.85 |
| Total | 10,821 | 202 | 0.99 | 1.00 |
| PROB + PROBL. | 26,337 | 202 | 0.99 | 1.00 |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A SEPTIEMBRE 2007
BONANZA

| MEDIDO | T.M | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BZ-06 | 5,897 | 220 | 1.12 | 1.12 |
| BZ-12 | 6,544 | 181 | 0.85 | 0.85 |
| Total | 12,442 | 206 | 0.97 | 0.98 |
| INDICADO | | | | |
| BZ-05 | 21,624 | 220 | 1.12 | 1.12 |
| INFERIDO | | | | |
| BZ-04 | 22,000 | 220 | 1.12 | 1.12 |
| TOTAL | 56,066 | 215 | 1.08 | 1.09 |

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RESERVAS A SEPTIEMBRE 2007
BONANZA

| PROBADO | T.M | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|
| BZ-02 | 3,082 | 183 | 2.86 | 2.99 |
| BZ-03 | 3,082 | 183 | 2.86 | 2.99 |
| Total | 6,165 | 183 | 2.86 | 2.99 |
| **PROBABLE** | **T.M** | **Ag g/t** | **Pb %** | **Zn %** |
| BZ-01 | 3,082 | 183 | 2.86 | 2.99 |
| PROB + PROBL. | 9,247 | 183 | 2.86 | 2.99 |

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine

FIGURE 19-3
BONANZA DIKE RESERVE and RESOURCE BLOCKS

Date of Issue: Dec/2007
Drawing Name: Fig.19-3.dwg



Nivel 1930
Nivel 1700
RESERVAS
RECURSOS
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No.
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
FIGURE 19-4
SAN FRANCISCO RESERVE
and RESOURCE BLOCKS
Date of Issue
Dec/2007
Drawing Name
Fig.19-4.dwg


IM - 01
N - 715
ELEV. 1723.529
ELEV. 1721.1010
RECURSOS
MEDIDOS
INDICADOS
INFERIDOS

FIRST MAJESTIC SILVER CORP
UNIDAD LA ENCANTADA
RECURSOS A OCTUBRE 2007
INTRUSIVO MILAGRO

| MEDIDO | ANCHO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|
| IM - 01 | 2.00 | 136,112.3 | 102 | | |

| INDICADO | ANCHO | T.M. | Ag g/t | Pb % | Zn % |
|---|---|---|---|---|---|
| IM - 02 | 2.00 | 330,965.9 | 102 | | |

| INFERIDO | ANCHO | T.M. | Ag | Pb | Zn |
|---|---|---|---|---|---|
| IM - 03 | 2.00 | 279,730.37 | 102 | | |

| TOTAL | 2.00 | 746,809 | 102 | | |
|---|---|---|---|---|---|

INTRUSIVO MILAGRO

11050-E
11350-N
11100-E
11300-N
IM - 03
IM - 02
IM - 01
11250-N

SCALE 0 5 10 20 ME

Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950

Project No. 80523

Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.

Project Name
La Encantada Silver Mine

FIGURE 19-5
INTRUSIVO MILAGROS RESERVE and RESOURCE BLOCK

Date of Issue
Dec/2007

Drawing Name
Fig.19-5.dwg

## 19.5 *Resource Estimation*

Resource calculations by FMS at La Encantada are based on projections of the mineralized zones in the underground mine workings; 10m to 15m beyond the areas of Reserves for the Measured Resources; and another 15m beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. Inferred Resources are estimated by projecting up to 50m beyond the Indicated Resource block boundaries along mineralized structures, and another 15m beyond the blocks' width. The estimated Resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and it may vary from about 50m up to 150m in length.

La Encantada mineral Resource estimates were applied only to adjacent blocks from the estimated Reserves. Resource estimates were made for blocks that include only oxidized mineralization, such as the Breccia Keylor, Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and San Francisco deposits. Sulfides mineralization is only estimated in the La Morena deposit. Sulfides are only considered as Resources because the processing facilities for the zinc circuit at the plant are not currently operating.

The grade for these blocks is determined from the grade estimated for the adjacent Reserve blocks, and sampling in mine workings and drill holes located within the block area.

Geologic potential still exists within the mine's area to investigate targets that may result in additional resource development for La Encantada. Exploration and full development of breccia zones, such as: Milagros, San Javier, Keylor, San Francisco and Azul y Oro may result in high-tonnage resource development. The Breccia Milagros appears to be a significant deposit. Other areas that appear to represent important targets for exploration are breccia La Escalera and the area west of the La Prieta deposit beyond the María Isabel fault. This area appears to be downthrown to the west of La Prieta deposit, which represents the largest known deposit within La Encantada area.

In addition to the Reserves, La Encantada has estimated resources in blocks within the following areas:

- Breccia Milagros
- Azul y Oro area
- Breccia Keylor
- Cuerpo 660 E and W
- Bonanza
- Cuerpo de Zinc, N-1535
- Intrusivo Milagros
- San Francisco
- Mine dumps
- Tailings Dam No. 1
- Tailings Dam No. 2, and
- Sulfides deposits at the Cuerpo 660 area.

Additional Inferred Resources have been projected in the Azul y Oro, Breccia San Javier, Bonanza, Intrusivo Milagros and San Francisco zones.

FMS has developed a drilling program to measure and sample the tailings dams; preliminary testwork has been performed in some representative samples which indicate potentially economic recovery of some of the silver values contained by the tailings. Processing would be by Cyanide Leaching.

La Encantada's estimate of Measured and Indicated Resource blocks as reviewed by PAH, is shown in Table 19-4. The Measured and Indicated silver Resources consist of 7.0 million tonnes averaging 173 grams (5.6 oz) per tonne silver, for a total content of 40.1 million ounces of silver equivalent. This resources grade has been estimated "in situ", and the silver equivalent content is net of lead credit, at 15 g/tonne Ag. The tailings dams No.1 and No.2 and dumps material have been included as Indicated Resources. This estimate is based on the following prices: Ag - $10.50/oz and Pb - $0.68 / lb.

Table 19-4 is the Measured and Indicated Resource Estimate for La Encantada. PAH notes that these Resources are in addition to the previously reported Reserves.

La Encantada has estimated additional silver Resources at a distance beyond the Proven and Probable Reserves. These additional Resources lack sufficient drifting, raising, sampling, drill holes or old workings with production data, and are estimated at a lower degree of confidence than other Reserve or Resource categories. PAH considers these additional Resources to be of an inferred category and they are based on projections of presumed vein continuity ahead, above, and below current mining; and are based on very widely-spaced drill holes, surface sampling or old surface workings. These Resources are presented by La Encantada as Inferred Resources.

The Inferred Resources need considerable grade and tonnage information before they can be "proved up" to "Mineable Reserves." To date, La Encantada has demonstrated a continuity along about 4.0 kilometers of strike length and down dip to about 700 meters; so it is reasonable to assume that in the future Resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps. Inferred Resources for La Encantada are presented in the lower portion of Table 19-4.

**TABLE 19-4**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mineral Resources Prepared by FMS, Reviewd by PAH, As of October 31, 2007 (1)**

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH | GRADE | | | METAL CONTAINED (2) | |
|---|---|---|---|---|---|---|---|---|
| RESOURCES | | | meters | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
| **Total Measured Resources (3)** | | | | | | | | |
| Breccia Keylor | Measured | 10,810 | 3.40 | 539 | 5.14 | 1.38 | 187,327 | 192,541 |
| Azul y Oro | Measured | 86,655 | 3.84 | 437 | 0.30 | 0.50 | 1,217,492 | 1,259,282 |
| Cuerpo 660 W | Measured | 111,337 | 16.71 | 405 | 6.46 | 1.94 | 1,449,725 | 1,503,418 |
| Cuerpo 660 | Measured | 191,960 | Variable > 2.00 | 390 | 4.71 | 0.00 | 2,409,828 | 2,502,402 |
| San Francisco | Measured | 73,955 | 2.28 | 334 | 0.59 | 0.18 | 794,155 | 829,820 |
| Breccia Milagros | Measured | 405,178 | Variable > 2.00 | 289 | 0.00 | 0.00 | 3,764,738 | 3,960,139 |
| **TOTAL** | Measured | **879,895** | **Over 2.00** | **347** | **1.99** | **0.33** | **9,823,264** | **10,247,603** |

(1) Cut Off Grade estimated as 269 g/tonne Ag only, and 258 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only, and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered.

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH (meters) | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| **Total Indicated Resources (3)** | | | | | | | | |
| Azul y Oro | Indicated | 79,870 | 3.84 | 437 | 0.30 | 0.50 | 1,122,164 | 1,160,682 |
| San Francisco | Indicated | 73,024 | 2.26 | 332 | 0.44 | 0.18 | 779,462 | 814,678 |
| Bonanza | Indicated | 27,906 | 2.69 | 204 | 1.05 | 1.05 | 183,029 | 196,487 |
| Bonanza | Indicated | 19,855 | 2.46 | 184 | 1.24 | 1.25 | 117,457 | 127,032 |
| Bonanza | Indicated | 18,724 | 2.56 | 183 | 0.93 | 0.92 | 110,164 | 119,194 |
| Bonanza | Indicated | 33,584 | 2.62 | 181 | 1.28 | 1.29 | 195,435 | 211,631 |
| Tailings Dam # 2 (5) | Indicated | 4,015,711 | 0.00 | 168 | 2.43 | 2.67 | 21,690,160 | 21,690,160 |
| Cuerpo 660 (Pilares) | Indicated | 105,445 | Variable > 2.00 | 135 | 1.25 | 7.73 | 457,668 | 508,520 |
| Intrusivo Milagros | Indicated | 136,112 | 2.00 | 102 | 0.00 | 0.00 | 446,362 | 512,004 |
| Intrusivo Milagros | Indicated | 330,966 | 2.00 | 102 | 0.00 | 0.00 | 1,085,362 | 1,244,974 |
| Cuerpo de Zinc N-1535 | Indicated | 151,900 | 1.72 | 93 | 1.21 | 8.85 | 454,184 | 527,439 |
| Talings Dam # 1(5) | Indicated | 900,374 | 0.00 | 72 | 0.00 | 0.00 | 2,084,234 | 2,084,234 |
| La Morena Sulfides (6) | Indicated | 263,610 | Variable > 2.00 | 65 | 0.76 | 4.14 | 550,892 | 678,021 |
| **TOTAL** | **Indicated** | **6,157,081** | **Over 2.00** | **148** | **1.70** | **2.30** | **29,276,571** | **29,875,056** |

(1) Cut Off Grade estimated as 256 g/tonne Ag only, and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only, and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at over 2.00m width. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Tailings are considered as indicated resources. Bulk sampling testwork in progress.
(6) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH (meters) | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| **Total Resources Measured plus Indicated (3)** | | | | | | | | |
| TOTAL | Measured | 879,895 | Over 2.00 | 347 | 1.99 | 0.33 | 9,823,264 | 10,247,603 |
| TOTAL | Indicated | 6,157,081 | Over 2.00 | 148 | 1.70 | 2.30 | 29,276,571 | 29,875,056 |
| **Total Resources Measured + Indicated** | | **7,036,976** | **Over 2.00** | **173** | **1.73** | **2.05** | **39,099,835** | **40,122,659** |

(1) Cut Off Grade estimated as 256 g/tonne Ag only, and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only, and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag.
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery
(4) Zinc is not recuperated.
(5) Tailings are considered as indicated resources. Bulk sampling testwork in progress
(6) La Morena sulfides deposit requires of additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time

| DEPOSIT | CATEGORY | METRIC TONNES | WIDTH (meters) | Silver, g/tonne | Lead, % | Zinc, % (4) | Silver (Only) oz. | Silver (Eq) oz. |
|---|---|---|---|---|---|---|---|---|
| **Total Inferred Resources (3)** | | | | | | | | |
| Azul y Oro | Inferred | 464,000 | Variable > 2.00 | 413 | 0.48 | 0.37 | 6,161,111 | 6,384,880 |
| San Francisco | Inferred | 186,000 | 2.40 | 304 | 0.64 | 0.14 | 1,817,932 | 1,907,632 |
| Bonanza | Inferred | 22,000 | 2.77 | 220 | 1.12 | 1.12 | 155,610 | 166,219 |
| Breccia San Javier | Inferred | 1,015,000 | Variable > 2.00 | 105 | 0.57 | 0.78 | 3,426,465 | 3,915,961 |
| Intrusivo Milagros | Inferred | 280,000 | 2.00 | 102 | 0.00 | 0.00 | 918,225 | 1,053,258 |
| **TOTAL (5)** | **Inferred** | **1,967,000** | **Variable > 2.00** | **200** | **0.50** | **0.50** | **12,479,000** | **13,428,000** |

(1) Cut Off Grade estimated as 256 g/tonne Ag only, and 241 g/tonne Ag eq net of Pb credit. Cut Off Grade for dumps is 98 g/tonne Ag only, and 91 g/tonne Ag eq net of Pb credit.
(2) Silver equivalent includes Pb credit, at prices US$10.50/oz-Ag, $0.68/lb-Pb. Pb credit=15 g/tonne-Ag. For dumps Pb credit=7 g/tonne Ag
(3) Mining dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(4) Zinc is not recovered.
(5) Rounded figures.

## 19.6 *Conclusion*

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Resources. PAH believes that the classification of the Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The Reserves and Resources herein reported by La Encantada Silver Mine were reviewed by PAH and constitute part of an operation by Minera La Encantada, a Mexican subsidiary of FMS. There are no significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

## 20.0 OTHER RELEVANT DATA AND INFORMATION

La Encantada mine has been in operation for over 25 years. Reported silver production for that period by Peñoles is about 80 million ounces of silver, in addition to significant lead content and minor gold. This production was extracted from about 6 Million tonnes of ore.

Historical mineral concentrations at La Encantada consist of mineralized breccia pipes (chimneys) and metasomatic zones, which typically contain up to 2.0 million tonnes; breccia zones that range up to 1.0 million tonnes; vein deposits that may contain up to 0.5 million tonnes, and mantos or bedded deposits that may hold up to 50,000 tonnes of usually high grade concentrations.

Major underground workings were developed by Peñoles at La Encantada, to connect the various parts of the mine, as well as to explore and mine mineralized zones within the Aurora limestone / dolomite formation. These workings extend along a 4km-long mineralized structural zone, with access to mine levels at elevations of 1,535m to about 2,300m. These connections are accessible by shafts and ramps.

Through the underground development, numerous exploration targets have been projected, identified or discovered.

At the closure of La Encantada mine by Peñoles in June 2002, several exploration targets remained to be investigated. Some of these areas require significant development as well as drilling from underground locations, such as Breccia Milagros, Breccia San Javier, Bonanza zone, Mantos San Francisco, etc. Other longer-term exploration targets may result in discoveries which may be as significant as those previously mined such as La Prieta and La Escondida, these areas are La Escalera, Ojuela and Cuerpo 660.

Other important areas for future development by FMS are represented by primary sulfide mineralization located at depth, in proximity to the granodiorite intrusive stocks, such as Cuerpo La Morena, Cuerpos 660 E and W, and Ojuela, which may enhance and extend La Encantada mine life.

La Encantada exploration investigations have resulted in validation and a significant increment of previous Reserve and Resource estimates. Proven and Probable Reserve estimates as of October 31, 2007 are about 70 percent higher than the Reserves estimated for May 31, 2007, while Measured and Indicated Resources were augmented nearly 500 percent, including tailings from previous Peñoles operations, which have been tested for processing by cyanidation. Inferred Resources are also increased by about 30 percent. Numerous additional exploration targets have been identified by La Encantada staff.

In PAH's opinion, La Encantada has developed a highly successful exploration program based on underground development and drilling which has resulted in increasing Resources and Reserves and identifying other exploration targets; therefore La Encantada investments in exploration and development have been well justified.

## 21.0 INTERPRETATION AND CONCLUSIONS

Recorded production in about 25 years by Minera La Encantada, S.A. de C.V. is approximately 6.0 million tonnes of ore at an average grade of Ag-418 g/t (13.44 oz/t) and Pb-9.83 percent (over 80 million ounces of silver and about 1.3 billion lbs of lead) until June 2002 when Peñoles shut the operation down. Mining and processing by FMS through its wholly-owned subsidiaries, Desmín and Minera La Encantada, is approximately 175,000 tonnes of ore to October 31, 2007.

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. The most important mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulphates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada. Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides.

La Encantada mineral assemblage occurs within a range of about 435m in vertical extension (2035m to 1600m asl). Below the 1600m elevation, at the La Morena deposit in the SW portion of La Encantada area, primary sulfide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite. FMS has identified other regional areas of geologic interest. These areas appear to represent potential exploration targets that may extend the mineralized system.

FMS initiated preliminary drilling, during the period of June through October, 2007 while expecting new drill rigs to carry out a more comprehensive drilling program to investigate several targets. Exploration investigations during this period by La Encantada staff have resulted in about 6.2 million tonnes of additional Reserve and Resource blocks within the mining areas. These include dumps materials and tailings being investigated by FMS as Resources.

The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada Mine has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven with cross-sectional area of about 3- X 3- meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5- X 5.0- meters in cross-section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh has been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging.

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1710 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD's), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

The ore processed at La Encantada is a complex mixture of oxide and sulfide minerals and is consequently difficult to process efficiently. The principal economic minerals are as follows:

- Argentite ($Ag_2S$)
- Acanthite ($Ag_2S$)
- Cerrussite ($PbCO_3$)

The ore is relatively soft and friable, which is easily crushed and milled. The ore processing method consists of crushing and grinding followed by two sequential flotation steps. The first consists of sulfide mineral flotation and the second is oxide mineral flotation.

Installed capacity at La Encantada is 800 tpd; however, it is currently operated at about 700 tpd.

Recoveries are modest, a reflection of the difficult mineralogy of the rock; operating costs are modest, a consequence of the softness of the rock. As a result of the modest recoveries, some of La Encantada tailings may be amenable to re-processing by different metallurgical methods such as cyanidation.

Peñoles estimated proven and probable reserves as of December 2002 amounted to 484,857 tonnes at an average grade of 570 g/t Ag and 3.98 percent Pb. No cutoff grade was reported. The estimated reserves were included in the deposits of: Bonanza, El Milagro, Estructuras Irregulares Bonanza, Estructuras Irregulares San Javier, Breccia San Javier, Ojuelas, San Francisco, and Azul y Oro deposits.

FMS has initiated exploration programs based on drifting, channel sampling, drilling, geophysical investigations and some geochemical studies. Peñoles reported (2002) reserve or resource blocks are a primary target for confirmation, validation and further exploration by FMS, as well as other promising areas of reserves.

PAH has reviewed La Encantada Reserve update of October 31, 2007, along with factors for mining dilution and recovery. In addition, the sampling methods, assaying procedures, compositing methods, data handling, cutoff grade application and grade calculations were reviewed. Several Reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were observed.

La Encantada has estimated mineable Reserves for the following deposits:

- Breccia Milagros
- Azul y Oro
- Breccia Keylor
- Cuerpo 660
- Mantos 314
- Breccia Chicotón
- Cedritos
- Cola Gallo
- Ojuelas
- San Javier
- La Morena, and
- San Francisco

The total "in-situ" diluted Reserve as of October 31, 2007, at a minimum mining width of 2.00m, as reviewed by PAH, is 1.2 million tonnes averaging 312 grams (10.03 oz) per tonne silver and 1.77 percent (39 lb/tonne) lead, for a total of 12.6 million contained ounces of silver net of lead credit.

In addition to Reserves, the La Encantada holds Measured and Indicated mineral Resources that include estimates for the following areas: Azul y Oro, Breccia Milagros, Cuerpo 660, Cuerpo 660 W and Breccia Keylor deposits. Sulfide mineralization is only estimated in the La Morena deposit. Sulfides are only considered as Resources because the processing facilities for the zinc circuit at the plant are currently out of order. Old tailings deposits from previous operations have been drilled, measured and sampled, and further investigation and testing to confirm metallurgical recoveries is now underway. The tailings appear to be amenable for reprocessing by cyanidation; therefore they have been included as Indicated Resources. Dump materials have been screened, concentrated, and processed in the flotation plant to fill operating capacity, and have been included as resources after screening. Estimated Resources for La Encantada Silver Mine total 7.0 million tonnes at an average grade of 173 g/tonne (5.6 oz/tonne) Ag and 1.73 percent (38.1 lb/tonne) Pb. Measured and Indicated Resources to October 31, 2007 are estimated to contain about 40.1 million ounces of silver equivalent net of lead credit.

In addition to Measured and Indicated Resources, La Encantada has estimated about 2.0 million tonnes of Inferred Resources at an average grade of 200 g/tonne (6.33 oz/tonne) Ag and 0.50 percent (10.8 lb/tonne) Pb, for a total silver equivalent of 13.4 million ounces.

To date, La Encantada has demonstrated a continuity along approximately 4.0 kilometers of strike length and down dip for about 700 meters; so it is reasonable to assume that in the future Resources will continue to be converted to ore as additional drifting, crosscutting and raising define vein configurations, sampling and assaying determine the grade, and diamond drilling confirms vein extensions and fills in data gaps.

All Reserve and Resource blocks at La Encantada are exclusive of each category.

PAH believes that these Reserve and Resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of Reserves and Resources. PAH believes that La Encantada Silver Mine classification of Reserves and Resources meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

An economic analysis of FMS's La Encantada Silver Mine indicates that the mine's Reserve / Resources may be extracted at a profit, and PAH did not identify any significant technical, legal, environmental, political or other kind of restrictions; therefore, in PAH's opinion these Reserves and Resources may not be materially affected by issues that could prevent their extraction and processing.

## 22.0 RECOMMENDATIONS

La Encantada Silver Mine has been in operation since the 1950s, with intense extraction and processing operations from the early 1970's. Its production, by Peñoles records, amounts to over 80 million ounces of silver and over 1.3 billion pounds of lead. La Encantada is by no means exhausted; its geologic potential remains to be fully explored. Several zones within the mine area have been identified that may contain significant mineralization, such as Breccia La Escalera, Breccia Milagros, Breccia San Javier and others that enable the operators to increase La Encantada's production. Aside from the oxidized mineralization, there are sulfides deposits identified within the skarn areas at Cuerpo 660, La Morena and deeper areas under the La Prieta and La Escondida chimneys. These areas require intense exploration study by direct methods, such as diamond drilling and drifting.

FMS has initiated an aggressive program of exploration based on drifting and diamond drilling. Preliminary results of this program have resulted in a significant increment of Resources and Reserves for the La Encantada Silver Mine for the period between June and October, 2007. For instance, the Breccia Milagros and the San Francisco areas have produced high grade ores through exploration development and appear to be developing into significant ore deposits.

PAH agrees with the continued implementation of the exploration program and recommends additional support for exploration activities at La Encantada. Positive results would develop Resources into Reserves and extend the mine's life.

Care must be taken to prioritize the exploration targets since the area holds a broad potential for development and possible discovery of new ore bodies. Potential high volume areas should have priority in the exploration program, since these large volume deposits could potentially help to lower mine operating costs.

FMS has suggested an exploration budget of US$2.40 Million for 2008 at La Encantada. If successful, this program may result in a significant increment of Resources and additional Reserves. The program includes approximately 8,200 meters of drilling from surface sites and 5,000 meters from underground locations. Underground exploration development in drifting, access ramps, crosscutting and drill sites preparation amounts to about 2,400 meters for the year. The budget for this program also includes about 50 km of geophysical surveying lines by Induced Polarization methods, and geochemical sampling of about 400 samples. PAH believes that this exploration program, budget and exploration targets are reasonable for investigating the La Encantada geologic potential.

Table 22-1 shows the La Encantada exploration budget for 2008

PAH recommends that La Encantada follow budgeted plans to replace the concentrate filter in the flotation plant with a better-quality machine and that the plant be gradually upgraded over the next three years installing good used equipment where possible. The estimated cost for this is $575,000.

**TABLE 22-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Exploration Program 2008**

| Exploration Activities | Objetive | Area | Project | Estimated cost US$ |
|---|---|---|---|---|
| **Geophysical Survey, IP** | Define drilling targets | El Plomo anomaly | 8 km | |
| | | Anomaly "A" | 16.8 km | |
| | | Anomaly "B" | 6 Km | |
| | | Anomaly "C" | 4 Km | |
| | | Anomaly "D" | 6 Km | |
| | | La Escalera Anomaly | 5.6 Km | 150,000 |
| **Geochemical Survey** | Define drilling targets | La Prieta Sur/Ma Isabel Alto/Anomaly "D" | 400 samples | 20,000 |
| **Surface Diamond Drilling** | Resource development | La Escalera, Anomalies "A"&"B" | 4,000 m | 360,000 |
| | | La Prieta Sur | 1,000 m | 120,000 |
| | | Mantos Guadalupe | 1,000 m | 120,000 |
| | | Ma Isabel Alto | 1,000 m | 120,000 |
| | | El Camello | 600 m | 72,000 |
| | | El Bote | 600 m | 72,000 |
| **Underground Diamond Drilling** | Deep resource develop. | Bonanza Dike & Cedrito | 1,650 m | 165,000 |
| | | Azul y Oro | 1,250 m | 30,000 |
| | | La Escalera Breccia (Level 790) | 1,300 m | 130,000 |
| | | Anomaly "B" | 800 m | 80,000 |
| **Underground development:** | Resources development | San Francisco Dike | 240 m | 96,000 |
| **ramps, drifts, crosscuts,** | | Bonanza Dike & Cedrito | 160 m | 64,000 |
| **drill sites** | Drill site preparation | Cedrito | 250 m | 100,000 |
| | | SW Azula y Oro | 200 m | 80,000 |
| | | Others structures: Levels 1940 to 1600 | 1490 m | 596,000 |
| **Total Investment** | | | | **2,375,000** |

Much of the mines mobile equipment at La Encantada is very old and requires replacement. FMS has a plan in place to replace some of the older mine equipment in the near future. For 2007, the capital budget includes funding for one scoop tram, trucks, compressor and safety equipment. PAH believes that this is a reasonable program and agrees with FMS programmed investment of $575,000 for 2007. FMS has scheduled additional investments in mine equipment for the next two years for a total of $2.8 million.

In PAH opinion La Encantada programmed capital expenditures for the year 2008, for a total of $2.375 M are scheduled to improve the operation and through a successful exploration program, increase the mine's Reserves and Resources and therefore the mine life.

Details of projected cash flow are presented in Table 25-12.

## 23.0 REFERENCES


- Resource and Reserve Estimates by First Majestic Silver Corp. for La Encantada Silver Mine. Prepared by FMS staff and reviewed by PAH. October 31, 2007.

- Exploration data including drilling, core sampling, underground development, mapping, channel sampling, and operating results carried out and provided to PAH by La Encantada Staff. November, 2007.

- Monthly Operating Reports of La Encantada Silver Mine, including exploration, mine, processing plant all supporting operating aspects of the mine operation for the months of January through October, 2007. Prepared by La Encantada General Manager and Staff.

- Technical Report for the La Encantada Silver Mine, Coahuila State, México, prepared for First Majestic Silver Corp. dated July 24, 2007, Amended by Pincock, Allen & Holt, Inc., and was published in SEDAR on July 25, 2007, is referred to as "Technical Report Amended" herein.

- Pruebas Metalúrgicas para Determinar la Disolución de Plata y Oro por Cianuaración, de dos Muestras de Mineral. Preparada para Minera La Encantada, S.A. de C.V., por SGS de México, S.A. de C.V. Durango, Durango, 12 de Julio de 2007.

- Peñoles (Largest Silver producer in the World) information as owner and operator of La Encantada Mine for a period of 25 years, including public records, operating reports, geological studies, surveying, sampling data, drilling, geologic modeling and resource estimates, production records and historical reserve estimates as of January 2003. It includes the following reports:

  - Plan y Programa de Exploración 2001 – 2002. Prepared by Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles. June 2002.

  - Desglose de Mineral Probado y Probable por Cuerpos para 2003. Prepared by: Minera La Encantada, S.A. de C.V., Ing. Pantaleón Trejo, Manager of Explorations for Mining Operations, Peñoles.

  - Relación de Fundos Mineros Minera La Encantada, S.A. de C.V., Unidad David Contreras. Prepared by Minera La Encantada, Peñoles. Febrero 2007. This report was updated by FMS including additional claims in May 2007.

  - Database and modeling files for the La Encantada deposits by Peñoles. Provided to FMS in April 2007.

- Legal Opinions – Minera La Encantada, S.A. de C.V., a wholly owned subsidiary of First Majestic Silver Corp. Legal Opinions by Durango-based office of legal advisers, by Mr. Carlos Galván Pastoriza, Abogado, prepared on May 11 and November 22, 2007.

- Geochemical and Isotopic Study of Calcite Stockworks at La Encantada Mining District; Relationships with Orebodies and Implications for Exploration. A Thesis submitted to the Faculty of the DEPARTMENT OF MINING AND GEOLOGICAL ENGINEERING, in partial fulfillment of the requirements for the degree of Master of Science with a Major in Geological Engineering. By: Raúl Díaz-Unzueta, 1987.

- Evaluación Geológica Unidad Minera La Encantada, Municipio de Ocampo, Coahuila, México. Prepared by: Exploraciones Geológico-Mineras de Occidente, S.A. de C.V. Septiembre 2006.

- Geologic Evaluation of the La Encantada Property, State of Coahuila de Zaragoza, México. Prepared by: J.N. Helsen, Ph.D., P. Geo. December 2006.

- Data provided by Desmín, S.A. de C.V. as operator of La Encantada under lease from Peñoles, July 1, 2004 to November 1, 2006.

- Information provided by FMS as owner and operator of La Encantada mine.

- PAH observations on site visits during the periods of May 19 – 23 and November 11 – 18, 2007.

## 24.0 DATE AND SIGNATURE PAGE


**Leonel López, C.P.G.**
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel.lopez@pincock.com


I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico dated March 19, 2008 (the "Technical Report").

1. I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2. I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3. Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4. As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5. I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6. I have previously worked on the La Encantada Deposit North, as Division Manager of Exploration for Peñoles until 1985. As part of this study, I visited the project site from May 15 – 23 and November 11 - 18, 2007 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

7. I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, environmental and economics), which I believe to be reliable work. I have visited the project in May and November 2007, and I have acted as Project Manager for the preparation of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 19th day of March 2008

*"Leonel Lopéz"*

Leonel López, C.P.G.

**Richard Addison**
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

As an author of the report entitled "Technical Report for the La Encantada Silver Mine, Coahuila, Mexico" dated , March 19, 2008 (the "Technical Report") and prepared on behalf of First Majestic Silver Corp. (the "Issuer"), I, Richard Addison, P.E., C. Eng., Eur. Ing., do hereby certify that:

1. I am currently a Principal Process Engineer of:

   Pincock, Allen & Holt
   165 S. Union Blvd., Suite 950
   Lakewood, CO 80228
   USA

2. My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

3. I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

4. I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

5. I have worked as a metallurgical engineer for a total of 43 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of the paragraph summarizing ore processing in Section 3.0, Executive Summary; Section 18 Metallurgical Testing and Mineral Processing; those paragraphs

covering ore processing in Section 21, Interpretations and Conclusions; Section 25.4, Mineral Processing Plant; and Section 25.7, Product Marketing.

8. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

9. I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 19th day of March 2008.

*"Richard Addison"*

---

Richard Addison, P.E., C. Eng., Eur. Ing.

## 25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

### 25.1 *Introduction*

During the 35 years Peñoles operated the property, about 6.0 million tonnes of mainly oxidized silver-lead ores, which averaged about 418 grams Ag and 9.9 percent Pb per tonne, were mined and processed. In 2003, Peñoles leased the mine to a small company, Desmín, S.A. de C.V., who operated it from 2003 until November 2006, when Desmín was acquired by First Majestic Silver Corp. (FMS) giving FMS control over the mine. FMS then acquired Minera La Encantada S.A. de C.V. (a wholly owned subsidiary of Peñoles) in March 2007 giving FMS ownership of the mine. There was no hiatus in the mine production program through the acquisition period and Desmín continued the operations until First Majestic took over in late 2006. First Majestic continued with Desmín's development and production programs after the acquisition. FMS made several changes in early 2007, and current production is about 15,700 tonnes per month of oxidized silver-lead ores. Mill feed is not only derived from the underground mine, but also from old dump material left by both Peñoles and Desmín; the split for the first ten months of FMS operations in 2007 is about 9,000 tonnes per month from the mine and 6,700 tonnes per month from dump material. Ore is campaign milled at the site in the differential flotation plant, originally constructed by Peñoles in the 1970s. The mine produces a silver-lead concentrate, and paid metal production is currently about 102,500 ounces of silver and about 100,000 pounds of lead per month.

### 25.2 *Mine Design and Production*

La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometers long, 700 meters wide and 500 meters in height. The mine was initially developed from the shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada has been converted to a mainly trackless operation, although rail haulage is still used on a few of the deeper levels of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 meters from the surface (2,035 meters asl) to about the 1525 level (1,525 meters asl), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the shafts, which are situated at the southwest boundary of the developed mine area.

The San Francisco and Maria Isabel shafts were sunk by the Peñoles-Lacana joint venture, mainly for the development and extraction of the Escondida and La Prieta chimneys and these shafts continue to be used by the current operators. The collar elevations of both shafts, which are situated only about 100 meters apart, is 1,800 meters asl for the Maria Isabel, and 1805 meters asl for the San Francisco, and the depths of both are about 300 meters. Both the San Francisco and Maria Isabel Shafts provide access to the deeper levels of La Prieta and Escondida areas of the mine.

The southern-most Maria Isabel Shaft is L-shaped with a manway cut-out and it is equipped with two in-balance 3.7-t capacity skips, and a man cage. The man cage capacity is about 15 people. The

furnishings in the shaft are all constructed of steel, including dividers. The guides for the ore skips are cables, and the guides for the man cage are steel H-beams. The main air lines and electric power cables into the mine are installed in the manway compartment of the Maria Isabel Shaft. The Maria Isabel ore hoist is a 500-hp Canadian Ingersoll-Rand 2-drum hoist, and the man-hoist is a Vulcan 125-hp 1-drum hoist.

The rectangular San Francisco Shaft is set up for ore hoisting only, with only a small emergency manway located in a corner of the shaft. The Shaft is fitted with two in-balance 4.8-t capacity skips, but has no man cage. The main pumping station for the mine is located on the San Francisco Shaft, and the mine pump lines are located in the shaft near the emergency manway. The San Francisco ore hoist is a 2-drum 400-hp Canadian Ingersoll-Rand unit.

The main access to the current mine operations is a trackless adit at the 1,870 elevation. This working has been enlarged to accommodate 20-t capacity highway-type dump trucks for ore and waste haulage from the mine. Drifts and ramps are driven at a cross-section of about 3 X 3 meters, and the enlarged drifts and ramps to accommodate the larger dump trucks are about 4.5 X 5.0 meters in section. Most areas of the mine are unsupported, but in a few places, rock bolts and wire mesh have been installed, and in other heavy ground areas, it has been necessary to install steel arches with timber lagging. FMS develops most of its short raises (<60 meters) by conventional methods, and most raises are driven at a cross-section area of about 1.5 X 1.5 meters. Historically long ore and waste pass raises, ventilation raises, etc. have been developed by raise boring contractors, and FMS will continue this policy as the need arises.

A ramp system in the interior of the mine provides access for low-profile diesel mobile equipment up to the 2035 level and down to the 1635 level. The portion of the ramp above the 1870 level is being enlarged to accommodate the highway-type dump trucks. Peñoles established the 1790 main rail haulage level (from the Maria Isabel Shaft to the stoping and exploration areas) northeast of the shaft. In addition a rail level was also developed at the 1635 level. Both the rail levels are still in use.

Mining operations at La Encantada mine are partially mechanized. Drilling of headings for both development and stoping is accomplished using pneumatic hand-held jackleg machines. Loading and tramming is done with diesel-powered, low profile front-end loaders (load-haul-dumps, or LHD's), and haulage is usually with highway-type diesel rear-dump trucks, or battery powered rail haulage trains.

Before FMS acquired La Encantada from the previous operator, Desmín, little exploration and development work had been done in the mine. Since taking over the operation in November 2006, FMS has undertaken an intensive exploration and development effort. At this time, an average of about 500 meters of drifts, raises and inclines and declines are driven each month; the exploration work amounts to about 400 meters per month, while the development work averages about 103 meters per month (Table 25-1). The maximum inclination on ramps is about 15 percent. As stated above, some mine workings are being slashed out to accommodate highway-type dump trucks, but the advance for these is not included in the development totals.

The monthly development totals for 2007 are shown in Table 25-1.

**TABLE 25-1**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**2007 Exploration and Mine Preparation Advances (Lineal M**

| Month | Exploration | Mine Preparation | Total Advance |
|---|---|---|---|
| January | 261.8 | 160.6 | 422.4 |
| February | 385.9 | 113.4 | 499.3 |
| March | 432.8 | 97.6 | 530.4 |
| April | 366.2 | 80.2 | 446.4 |
| May | 487.5 | 169.3 | 656.8 |
| June | 344.0 | 88.3 | 432.3 |
| July | 437.1 | 79.4 | 516.5 |
| August | 412.3 | 41.3 | 453.6 |
| September | 405.5 | 92.1 | 497.6 |
| October | 462.7 | 107.0 | 569.7 |
| November | | | |
| December | | | |
| Totals | **3,995.8** | **1029.2** | **5,025.0** |

The principal mining method employed at La Encantada is overhand cut-and-fill (Figure 25-1), utilizing development waste for fill. Ramps are driven into the orebodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0- to 2.0 $yd^3$ Load-Haul-Dump (LHD's) machines, which also tram the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units. Stope production is about 8,500 tonnes per month, and there are currently about 10 stopes in production. The monthly mine production for 2007 is shown in Table 25-2.

**TABLE 25-2**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Mine Production for 2007 (wet mtric tonnes)**

| Month | Ore from Stopes | Ore from Development | *Total Ore Mined | Average Hd Grade |
|---|---|---|---|---|
| January | 7,157 | 804 | 7,961 | 493 |
| February | 6,321 | 1,892 | 8,213 | 500 |
| March | 9,249 | 1,864 | 11,113 | 318 |
| April | 9,142 | 1,247 | 10,389 | 436 |
| May | 6,938 | 2,431 | 9,369 | 474 |
| June | 7,595 | 1,932 | 9,527 | 504 |
| July | 8,142 | 2,891 | 11,033 | 428 |
| August | 12,404 | 960 | 13,364 | 296 |
| September | 10,646 | 2,401 | 13,047 | 377 |
| October | 7,612 | 4,660 | 12,272 | 477 |
| November | | | | |
| December | | | | |
| **Totals** | **85,206** | **21,082** | **106,288** | **421** |

*Totals will not coincide with totals for process due to moisture content of mine ore, which is normally < 6 percent.

Most of La Encantada's mine development and stoping work is done by outside contractors, using company equipment. Mobile equipment operation is done with company crews, and maintenance and other mine services are also done with company personnel. If the company does not have sufficient personnel to operate the mobile mucking and haulage equipment, the contractors will operate the equipment for extra fees. Ore haulage to the mine patios is done with contractor dump trucks, and ore transfers from the patios to the mill crusher bins are also done with outside contractors using their own trucks.

The operators plan to eventually reinitiate extraction of La Prieta and La Escondida abandoned chimneys, which were first mined by caving methods by Peñoles in the early years of the mine operation. The workings for the extraction of both chimneys caved in and were lost, with much waste rock material dumped into the glory-holes, at the surface. The purpose of the waste rock was to stabilize the areas proximal to the chimneys. Some ground movements have occurred in the form of concentric cracks around the ore boundaries of the chimneys, and since the chimneys are situated very near to both the main production shafts, ground movements could affect the stability of these installations. In fact some cracks in the walls of hoistroom of the San Francisco shaft have been noted, apparently as a result of caving of the chimneys. Extraction of remnants left in these chimneys is technically possible, but should be delayed until the two shafts are no longer required for production or service.



PROJECTION OF KEYLOR ORE BODY
PROJECTION OF 123 ORE BODY
PROJECTION OF CEDRITO ORE BODY
1870 L
CROWN PILLAR
CROWN PILLAR
CROWN PILLAR
ACCESS RAMP
ORE
LONGITUDINAL SECTION
BACK FILL
BACK FILL
SILL
STOPE SILL
PERIMETER RAMP
1840 L
DEVELOPMENT AND MINING OF LA ENCANTADA CUT AND FILL STOPES
In general, the system for preparing and mining La Encontada Mine orebodies, due to their geologic variation, is as follows:
1. A perimeter ramp is driven between the ore zones from level to level. Ramps can be driven in ore or in the waste of the stope walls, and access into the stope is through secondary access ramps or crosscuts. The vertical distance between these secondary accesses is 4 to 7 meters.
2. A sill is driven in ore at the base of the ore zone, or at a selected elevation above the main level at the base of the stope, and the ore is slashed out the full width of the orebody(s). Upon completion of the sill, a 4- to 7- meter high cut is taken out of the back of the sill with overhand methods, chiefly breasting. The ore is removed from the initial stope cut by diesel LHD units, and the stope is backfilled with development waste rock.
3. Stopes are planned so that mining, mucking and backfilling can proceed simultaneously if there are enough access crosscuts into the stope to permit this.
PLAN
KEYLOR ORE BODY
123 ORE BODY
CEDRITO ORE BODY
SCALE
METERS
Prepared by
pincock, allen & holt
165 S. Union Boulevard, Suite 950
Lakewood, Colorado 80228
Phone (303) 986-6950
Project No
80523
Drawing Provided by/Prepared for
FIRST MAJESTIC SILVER Corp.
Project Name
La Encantada Silver Mine
FIGURE 25-1
GENERALIZED PLAN and SECTION of TYPICAL PREPARATION and MINING of CUT and FILL STOPES
Date of Issue
Dec/2007
Drawing Name
Fig.25-1.dwg

A separate mine dump recovery effort is also being conducted at the mine site. This operation consists of the excavation and screening of old dump material from the previous operations, and transporting the screened product to the mill ore bins as supplemental mill feed material. The dump recovery operation is done by a combination of company operators and contractors. The company has acquired a new screening plant in a rental/purchase arrangement for increasing the production from the operation. Currently about 6,700 tonnes per month at average grades of over 100 gpt Ag are being shipped to the mill. The operators estimate that there are over 160,000 tonnes of dump material, which averages about 94 gpt Ag and negligible lead available for recovery. This material will only be viable if screened, in which case only about 22 percent, or about 35,000 tonnes, would be shipped to the mill with the remainder left as coarse rejects. The average silver grade in the screened dump material would contain about 42 percent of the total silver and the grade should improve to about 181 gpt Ag.

The mine currently operates on three shifts per day, 7 days per week. Both contractor crews and company personnel work the same shift schedule. Most company and contractor personnel live in the town of Musquiz, Coahuila, which is situated about 210 km on paved highways to the northwest of the Encantada Mine. The company is currently transporting all personnel to and from Múzquiz to the mine site in a company bus. Peñoles constructed and maintained about 180 houses, as well as a primary school, stores and recreational facilities in the proximity of the mine site, and FMS management is considering refurbishing the facilities, and accommodating the workforce in company controlled living quarters.

The current mine workforce (as of October 31, 2007) totals 243 people including contractors and a breakdown is as shown in Table 25-3.

The budget for 2007 is for production of 129,000 tonnes from the mine and 60,000 tonnes from the old mine dumps (Table 25-4). The milled tonnes are budgeted somewhat lower than the mine production tonnes, or 108,500 tonnes milled from the mine and 59,800 tonnes from the dump recovery, or a total of 168,300 tonnes milled. The average grades to the mill are budgeted at 359 gpt Ag; 500 gpt Ag for the mine and 170 gpt Ag for the dumps. Desmín did not do any reconciliations, comparing mine production results with tonnes and grades milled in La Encantada plant. FMS will do this in the future, but currently has not done any comparisons, because of the sparse data from their short operations period. FMS recently reinforced its mine engineering department and the reconciliation effort will be one of the tasks that will be under taken by the engineers.

TABLE 25-3
First Majestic Silver Corp.
Minera La Encantada, S.A. de C.V.
La Encantada Silver Mine
La Encantada Mine Manpower, Including Contractors (October 31, 2007)

| | Company | | Mine Contractors | TOTALS |
|---|---|---|---|---|
| **Department & Category** | **Hourly** | **Staff** | | |
| | | | | |
| **SITE ADMINISTRATION** | | | | |
| Manager & General Office | | 11 | | 11 |
| Safety & Environment | 2 | 3 | | 5 |
| **Sub-Total** | **2** | **14** | | **16** |
| | | | | |
| **MINE** | | | | |
| Miners, helpers, etc. | | | 76 | 76 |
| Equipment operators, etc. | 27 | | | 27 |
| Supervision, admin. | | 5 | 5 | 10 |
| **Sub-Totals** | **27** | **5** | **81** | **113** |
| | | | | |
| **MINE TECHNICAL SUPPORT** | | | | |
| Engineering & Planning | 6 | 4 | | 10 |
| Geology | 3 | 7 | | 10 |
| **Sub-Total** | **9** | **11** | | **20** |
| | | | | |
| **MINE DUMP RECOVERY** | | | | |
| Dump recovery | | | 18 | 18 |
| Supv. & Admin. | | | 2 | 2 |
| **Sub-Total** | | | **20** | **20** |
| | | | | |
| **MILL & PROCESS PLANT** | | | | |
| Mill & Plant | 31 | 5 | | 36 |
| Assay Laboratory | 5 | 2 | | 7 |
| | | | | |
| **Sub-Total** | **36** | **7** | | **43** |
| | | | | |
| **MAINTENANCE** | | | | |
| Mine & plant maintenance | 26 | | | 26 |
| Supv. & Administration | | 5 | | 5 |
| **Sub-Total** | **26** | **5** | | **31** |
| | | | | |
| **TOTALS** | **100** | **42** | **101** | **243** |

**TABLE 25-4**
**First Majestic Silver Corp.**
**Minera La Enacantada, S.A. de C.V.**
**La Encantada Silver Mine**
**2007 Production Budget for La Encantada**

| Month | Ore Mined | Milled from Mine | Avg Grade Mine Ore | Milled from Dumps | Average Grade Dump Ore | TOTAL MILLED | AVERAGE GRADE COMBINED ORE |
|---|---|---|---|---|---|---|---|
| | (tonnes) | (tonnes) | (gpt Ag) | (tonnes) | (gpt Ag) | (tonnes) | (gpt Ag) |
| January | 9,500 | 8,000 | 500 | 2,300 | 170 | 10,300 | 426 |
| February | 9,500 | 8,000 | 500 | 2,300 | 170 | 10,300 | 426 |
| March | 9,500 | 8,000 | 500 | 3,220 | 170 | 11,220 | 405 |
| April | 9,500 | 8,000 | 500 | 4,140 | 170 | 12,140 | 387 |
| May | 9,500 | 8,000 | 500 | 5,980 | 170 | 13,980 | 359 |
| June | 9,500 | 8,000 | 500 | 5,980 | 170 | 13,980 | 359 |
| July | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| August | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| September | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| October | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| November | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| December | 12,000 | 10,080 | 500 | 5,980 | 170 | 16,060 | 377 |
| | | | | | | | |
| **TOTALS** | **129,000** | **108,480** | **500** | **59,800** | **170** | **168,280** | **383** |

## 25.3 *Mine Equipment*

Most of the mine equipment used at La Encantada was inherited from the previous operator; Desmín and Desmín acquired most it from Peñoles. The mobile equipment fleet includes several sizes, ranging from 1.0-$yd^3$ to 3.5-$yd^3$ capacity, of primarily Wagner diesel-powered LHD's. A summary of La Encantada Mine Equipment is shown in Table 25-5.

As can be appreciated from Table 25-5, much of the mine mobile equipment fleet is very old, and requires replacement. FMS management has a plan in place to replace much of the older mine equipment in the future. For 2007, the capital budget includes funding for a scoop tram, trucks, compressor and safety equipment.

## 25.4 *Mineral Processing Plant*

Principal parameters of the ore processing plant, including concentrate freight, smelting and refining values, are presented in Table 25-6 and a listing of the principal equipment is shown in Table 25-7. A flow diagram of the plant is provided in Figure 25-2. The plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation.

Ore is from two sources: from the underground mine and from old mine dumps with the mine contributing about 60 percent of the feed while the processing of dump material accounts for the rest. The dump rock is screened ahead of the plant which results in upgrading the rock to about twice the grade of unscreened material. Mine and dump ore are not mixed; they are campaign processed through the plant.

The plant is a small, simple flotation plant in a single-line arrangement. Crushing is accomplished using two stages of crushing closed on the second stage, and the ore is milled in a single ball mill closed with a cyclone. The mill is rubber lined and is charged with 2-1/2-inch diameter grinding balls. Sulfide minerals and oxide minerals are floated sequentially and neither circuit incorporates cleaning; rougher concentrates are the final concentrate. However, both the sulfide and oxide systems have rougher-scavengers with the rougher-scavenger concentrates recycled to the head of the roughers.

Concentrates from both the sulfide and oxide circuits are combined in a concentrate thickener. Thickened concentrates are filtered on a filter press and the filtered concentrate is stockpiled and trucked to the Peñoles smelter at Torreon.

Tailings are thickened and then pumped to a nearby tailings containment. Tailings thickener overflow and the decant water from the tailings containment are pumped to a recycle-water tank and reused in the process.

**TABLE 25-5**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Major Mine Equipment for Encantada Mine**

| No.of Units | Description of Unit | Make & Model | Size | Date(s) Acquired |
|---|---|---|---|---|
| **MOBILE EQUIPMENT** | | | | |
| 2 | SCOOPTRAM | WAGNER ST-1A | 1 $yd^3$ | 1995 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | Unknown |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1989 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1995 & 1996 |
| 2 | SCOOPTRAM | WAGNER ST-2D | 2$yd^3$ | 1998 |
| 1 | MICROSCOOP | TAMBROCK 100D | 0.5$yd^3$ | 2002 |
| 2 | DIESEL LOCOMOTIVES | PLYMOUTH-HDM-24 | 8.0 tonnes | 1997 |
| 1 | FRONT-END LOADER | CATERPILLAR 938-G | 3.0 $yd^3$ | 2005 |
| 1 | CARGADOR | MICHIGAN M-75 | 3.0$yd^3$ | Unknown |
| 1 | MINE TRUCK-TELETRAM | TAMROCK EJC-416 | 10.0 tonnes | 2000 |
| 1 | JUMBO | TAMROCK | ? | Unknown |
| 1 | CARGADOR | CATERPILLAR 928-G | 2.5$yd^3$ | 1997 |
| 1 | MINE TRACTOR | FORD NEW HOLLAND 5610 | NA | 1995 |
| 1 | MINE TRACTOR | FORD NEW HOLLAND 6600 | NA | Unknown |
| 1 | U/G ROAD GRADER | HUBER F-1700 | ? | 1979 |
| 15 | RAIL MINE CARS | GRANBY-TYPE | 2.8 $M^3$ EACH | Unknown |
| | | | | |
| **MINE HOISTS** | | | | |
| 1 | TWO-DRUM ORE HOIST | CANADIAN INGERSOLL-RAND | 72- X 54-in DRUMS | Unknown |
| | MARIA ISABEL SHAFT | MOTOR - 500 hp, 2200 v, 705 rpm | 450 METERS, 11/8-in CABLES | |
| | | | | |
| 1 | ONE-DRUM MAN HOIST | VULCAN IRONWORKS | DRUM SIZE - N.A. | Unknown |
| | MARIA ISABEL SHAFT | MOTOR - 125 hp, 440v, 705 rpm | 450 METERS, 11/4-in. CABLE | |
| | | | | |
| 1 | TWO-DRUM ORE HOIST | CANADIAN INGERSOLL-RAND | 72-X54-in DRUMS | Unknown |
| | SAN FRANCISCO SHAFT | MOTOR - 400 HP, 2300v, 505 rpm | 450 METERS, 11/8-in CABLES | |
| | | | | |
| **MINE STATIONARY AIR COMPRESSORS** | | | | |
| 1 | AIR COMPRESSOR | INGERSOLL-RAND | 2,400 cfm | Unknown |
| | | 440 hp, RECIPROCATING, XLE | | |
| | | | | |
| 1 | AIR COMPRESSOR | SULLAIR | 1,600 cfm | Unknown |
| | | 350 hp, SCREW, 25-300L | | |
| | | | | |
| **PNEUMATIC DRILLING EQUIPMENT** | | | | |
| 10 | STOPER ROCK DRILLS | MID-WESTERN MACHINERY | N.A. | Unknown |
| 2 | JACKLEG ROCK DRILLS | GARDNER-DENVER, 58F | N.A. | Unknown |
| 16 | JACKLEG ROCK DRILLS | REFACCIONES PNEUMATICAS | N.A. | Unknown |
| | | DE SAN LUIS POTOSI, S.A. | | |
| | | | | |
| **DIAMOND DRILLING EQUIPMENT** | | | | |
| 1 | DIAMOND-DRILL RIG | ATLAS-COPCO, DIAMEC MODEL | N.A. | Unknown |
| | | 250, WIRELINE RIG | | |
| | | | | |
| **OTHER MINE EQUIPMENT** | | | | |
| 1 | MINE VENTILATION FAN | SPENDRUP | 350 hp, 3,500 $m^3$ per min. | Unknown |
| 2 | MINE DEWATERING | GARDNER-DENVER DUPLEX | 30 hp electric motor | Unknown |
| 2 | MINE DEWATERING | SULZER | 300hp, 23.6 l/sec. | Unknown |
| 1 | MINE DEWATERING | UNKNOWN | 40 hp electric motor | Unknown |
| 1 | MINE PICKUP | GMC, SERIES 1 GTC C | Diesel pickup | 1995 |

**TABLE 25-6**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Ore Processing, Principal Parameters**

| Parameter | Units | Mine | Dumps | Combined |
|---|---|---|---|---|
| Plant Capacity | | | | |
| Annual | thousand tonnes/year | | | 300 |
| Daily | tonnes/day | | | 800 |
| Actual Throughput Rate | | | | |
| Annual | thousand tonnes/year | 110 | 83 | 193 |
| Daily | tonnes/day | 333 | 252 | 585 |
| Ore Grade | | | | |
| Silver | grams/tonne | 450 | 114 | 306 |
| Lead | percent | 2.4 | 0.9 | 1.8 |
| Recovery | | | | |
| Silver | percent | 65 | 50 | 63 |
| Lead | percent | 13 | 5 | 11 |
| Concentrate Grade | | | | |
| Silver | grams/tonne | 8,000 | 5,000 | 7,579 |
| Lead | percent | 8 | 5 | 7.6 |
| Concentrate Quantity | dry tonnes/year | 4,230 | 690 | 4,920 |
| Plant Operating Cost | $/tonne ore | | | 8.50 |
| | $/tonne concentrate | 221 | 1,022 | 333 |
| Freight, Smelting & Refining Values | | | | |
| Freight cost | $/dry tonne concentrate | | | 36 |
| Smelting cost | $/dry tonne concentrate | | | 215 |
| Refining cost | $/payable kg silver | | | 12.50 |
| Payables | | | | |
| Silver | percent | | | 95 |
| Lead | percent | 95 | 95 | 95 |

**TABLE 25-7**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Ore Processing, Principal Equipment**

| Item | Size | Qty. |
|---|---|---|
| Coarse ore bin | 1,000 tonne capacity, stationary grizzly on top w/12-inch openings | 1 |
| Feeder and belt | 42-inch belt | 1 |
| Jaw crusher | 24- x 36-inch | 1 |
| Vibrating screens | 6- x 14-ft., 3/8-inch openings | 2 |
| Cone crusher | 4-1/4-ft. | 1 |
| Crushed ore silos | 500-tonne capacity | 2 |
| Ball mill | 9-1/2-ft dia. x 11-ft long overflow | 1 |
| Cyclones | D-20 | |
| Sulfide flotation cells | | |
| Roughers | Galigher 100 $ft^3$ | 6 |
| Rougher scavengers | Galigher 100 $ft^3$ | 6 |
| Oxide flotation cells | | |
| Roughers | Galigher 100 $ft^3$ | 4 |
| Rougher scavengers | Galigher 100 $ft^3$ | 6 |
| Tailings thickener | 125-ft dia. | 1 |
| Concentrate thickener | 50-ft dia. | 1 |
| Concentrate filter | Pressure filter | 1 |


Screen 1 and 2 3/8"
Conveyor 1
SCREENING
Cone Crusher 51"
FINE ORE
Conveyor 3
SILO 1 500 T.
SILO 2 500 T.
BIN
1000 T
Conveyor 2
Conveyor 4 3/8"
COARSE ORE
Jaw Crusher 24" X 36"
CRUSHING PLANT
MILLING
FLOTATION PLANT
CONVENTIONAL HEAD SULPHIDES CELLS
Ball Mill 9 ½ x 11 ft
FINAL CONCENTRATES
FINAL TAILS
HEAD OXIDES
TANK 125 ft
TAILINGS DAM
FRESH WATER
SHIPPING
CONTRACTION
THICKENER TANK 50 ft
FILTER-PRESS
RECOVERED WATER
MILL SUPERINTENDENT ING. XAVIER VELAZQUEZ A.
♦FRESH WATER IS OBTAINED FROM TWO WEELS (CHATA AND G5)
♦THE FRESH WATER AND RECLAIM FEEDS TO MILL, FILTER PRESS, 125ft THICKENER TANK AND COOLING SYSTEM IN CRUSHING TANK

| Prepared by | Drawing Provided by/Prepared for | | Date of Issue |
|---|---|---|---|
| pincock, allen & holt<br>165 S. Union Boulevard, Suite 950<br>Lakewood, Colorado 80228<br>Phone (303) 986-6950 | FIRST MAJESTIC SILVER Corp. | FIGURE 25-2<br>LA ENCANTADA MINE<br>PROCESS FLOWSHEET 2007 | Dec/2007 |
| Project No. 80523 | Project Name: La Encantada Silver Mine | | Drawing Name: Fig.25-2.cdr |

## 25.5 *Infrastructure*

The infrastructure for La Encantada was very well developed by the previous operators, especially Peñoles. The operations support facilities, located near the plant, include administrative offices, a medical clinic, warehouse, assay laboratory, power generation plant, fuel storage facilities, maintenance shops, mine compressor building, surface maintenance shop, mine dry, water storage tanks, employee hotel and dining hall, contractor offices and security guard shack. The Maintenance Department operates from the surface shops, and also from an underground shop (840 level), located near the center of the mine. Road maintenance is done with a fleet of company tractors, road grader and wheel loaders. Dump trucks for ore haulage and road maintenance are largely vehicles contracted locally. The company has a passenger bus for transporting operations personnel to and from the town of Múzquiz, where most employees have homes.

The company also has a town constructed by Peñoles, and which is partially occupied at this time. The town site has 180 housing units of which 70 are occupied. There is also a kitchen/dining room for salaried staff and some contractor managers and visitors, a primary school, a church, a store, recreational facilities, etc. The company has had problems with turnover at the operation, mainly because of the long commute to and from the site every weekend. Management is planning to refurbish the company housing and offer housing to employees at a nominal rental fee.

The electric power for the operation and supporting infrastructure is generated on-site. The power generation plant consists of three General Motors 3,250 KVA diesel-powered motor generators. In addition there are two 1,000 KVA CAT D399 motor-generator sets for site power, when the mill and process plant are idle. Power consumption is presently about 800,000 kW per month. The 2007 cost of electric power is presently about $0.18 per kWhr. The mine is situated about 45 km from a major government (Comisión Federal de Electricidad) power line, and the company will examine the possibility of connecting to this line, and discontinuing use of the diesel plants, keeping them in reserve for emergencies or supplemental power generation during peak cost hours of operation.

Potable water for the offices and employee housing is derived from a well in the mine, which penetrates below the water table. The industrial water for the mine and plant is obtained from a series of wells located about 15 kilometers from the site. This water is pumped to and stored in a number of storage tanks located throughout the plant and mine site.

Communications to and from La Encantada is via satellites, both for wireless internet information systems, and also for the telephone system. Currently the telephone system has two lines. La Encantada has a site radio system for instant communications between all Supervisors and Managers, and all surface vehicle operators also have radio communication capabilities.

There is a FMS owned airstrip located in the broad valley to the northwest of the mine site. This strip is suitable for light planes, and is used for flying in emergency supplies, or for transporting mine personnel, visitors and others into and out of La Encantada, and other nearby locations. The airstrip is 1,200 meters long, 17 meters wide, and has a gravel surface.

The site is connected with the national highway system and, although in a remote location, La Encantada is reasonably accessible. The access to the mine from the town of Múzquiz, Coahuila, which lies to the northeast of La Encantada, accessible via a 45 kilometers of gravel road, and then another 170 kilometers on a paved highway to Múzquiz.

## 25.6 *Tailings*

Tailings are deposited in a large storage impoundment located in a natural basin to the northwest of the process plant site. The impoundment is a continuation of that used by both Desmín and Peñoles, and construction of the impoundment berms is with the up-stream method, constructing berms using borrow material placed on top of consolidated tailings. FMS is constructing a new berm, which should be adequate to contain tailings for at least five years of operations (at current mining and processing rates).

## 25.7 *Product Marketing*

FMS has a purchase agreement with MET-MEX Peñoles located in the city of Torreón, State of Coahuila, México. The purchase agreement establishes the obligation to sell all mineral production from La Encantada mine to the Peñoles smelter. This, however, is the natural market for concentrates since the MET-MEX Peñoles smelter is the closest such facility for shipping La Encantada concentrates. The contract between La Encantada and Peñoles for sales of bulk flotation concentrate is typical for this product.

La Encantada purchase contract of concentrates with Peñoles includes typical conditions and related charges as follows:

- Each lot is weighed upon receipt and sampled. La Encantada also weighs and samples the shipments at the mine site.
- Smelting charge per dry tonne of concentrate is $215.00.
- Freight cost per tonne of concentrate is $36.00.
- Refining cost per payable kilogram of silver is $12.50
- Payables by Peñoles are: 95 percent for contained silver, and all of the contained lead in excess of 3 percent.

## 25.8 *Environmental Safety Review*

Minera La Encantada has been operating La Encantada mine since the early 1970's with the necessary land-use and water extraction permits in effect for the operation. FMS has purchased the land surface rights, under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property. Through the years and changes in the regulatory framework, La Encantada has been required to update the necessary operation permits.

In April 24, 2007 La Encantada presented a notification of reactivation of operations at the mine to the National Water Commission (C.N.A.), to SEMARNAT, to Secretaría del Trabajo y Previsión Social, and to PROFEPA. La Encantada mine was declared in suspension of activities by Peñoles in 2003.

PAH's environmental and safety review consisted of discussions with FMS's COO Ing. Ramón Dávila Flores, and mine manager and supervisors, Ing. José Luis Arana, Manager of Operations, and other personnel. PAH visited the site to observe the current site safety and environmental conditions and to identify any potential liabilities having significant economic impacts, and a briefly reviewed file records provided to PAH during the site visit. PAH's assessment was not intended as an environmental and safety compliance audit, although prudent practices were considered in the review. In PAH's opinion, La Encantada is in compliance with regulatory requirements and only subject to confirmation of the required permits and authorizations.

In general, surface disturbance related to mining is limited to the access road to the mining levels, waste rock dumps at each portal, and auxiliary support areas. Development waste rock is used for fill inside the mine and limits the size of waste rock dumps at the surface. Most of these activities are carried out on land owned by La Encantada. No acid rock drainage (ARD) is produced from the mine workings.

PAH noted no visible evidence of ARD on the active and historic tailings deposition areas or spent heap leach pile. The surface of the active tailings impoundment is wetted, which controls fugitive dust emissions.

The grinding area, agitated leach tanks, wash thickeners, cyanide mix tank, and several other process vessels in the mill area have spill containment. There are minimal stormwater control measures to route uncontaminated runoff away from the mill or to collect and contain stormwater runoff from around the mill site.

La Encantada has good control of the storage of hazardous chemicals and lubricants at the mill site and has installed concrete pads and fenced areas for drums.

Although Mexican environmental legislation is not explicit in the requirements for remediation, reclamation, and closure, the SEMARNAP expresses concern for the preservation and restoration of the environment and natural ecosystems in its environmental management guidance for industry. In fact, SEMARNAP recommends that facilities establish and implement a program for remediation of spills and releases to the environment.

La Encantada has not supplied to PAH the estimated costs for reclamation and mine closure of the mine or mill and tailings containment areas; however, PAH considers the costs will be low because La Encantada owns most of the surface rights where the installations and mine are located.

PAH's estimate for the costs required to comply with and remediate the environmental issues for the project is approximately $150,000 in addition to the salvage value of plant and mine equipment. These costs are based on PAH's experience in mining projects in México, and are not the result of detailed

analysis. Actual costs will depend on site conditions and impacts from the operation, regulatory requirements at the time of compliance, and corporate environmental management standards.

## 25.9 *Economic Analysis*

### 25.9.1 Capital Costs

The FMS capital expenditures planned for 2007 was a total of $6.2 million while this amount is $3.7 million for 2008. The 3-year capital budget (2007-2009) is $11.3 million including the acquisition costs of the property, mill and power plant upgrades, mine equipment additions and replacements, exploration and infrastructure development costs. Major capital expenditures in the program registered for the first ten months of 2007 is the acquisition cost from Peñoles and investments in exploration, some mine equipment and plant improvements. The capital cost schedule for La Encantada six-year plan is shown in the Table 25-8.

**TABLE 25-8**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Estimated Capital Expenditures SUMMARY (6 years)**

| | | CAPEX SCHEDULE AND SUSTAINING CAPITAL | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Capital Cost Summary** | **YEAR 0** | **YEAR 1** | **YEAR 2** | **YEAR 3** | **YEAR 4** | **YEAR 5** | **YEAR 6** | **TOTALS** |
| Acquisition from Penoles | | 3,250,000 | | | | | | 3,250,000 |
| **Sub-Total** | | **3,250,000** | | | | | | **3,250,000** |
| | | | | | | | | |
| **Exploration & Development** | | | | | | | | |
| Diamond Drilling | | 750,000 | 1,269,000 | 500000 | 500,000 | 500,000 | 500,000 | 4,019,000 |
| Development & Exploration | | 500,000 | 1,106,000 | 750,000 | 750,000 | 750,000 | 750,000 | 4,606,000 |
| **Sub-Total** | | **1,250,000** | **2,375,000** | **1,250,000** | **1,250,000** | **1,250,000** | **1,250,000** | **8,625,000** |
| | | | | | | | | |
| **Equipment** | | | | | | | | |
| Scooptrams | | 350,000 | 500,000 | | | | | 850,000 |
| Trucks | | 100,000 | 300,000 | | | | | 400,000 |
| Auxilliary Equipment | | 100,000 | 150,000 | 100,000 | 100,000 | 100,000 | 100,000 | 650,000 |
| Compressors | | 100,000 | 150,000 | | | | | 250,000 |
| Safety Equipment & Mine Rescue | | | 50,000 | 25,000 | 25,000 | 25,000 | 25,000 | 150,000 |
| **Sub-Total** | | **650,000** | **1,150,000** | **125,000** | **125,000** | **125,000** | **125,000** | **2,300,000** |
| | | | | | | | | |
| **Construction & Plant Improvements** | | | | | | | | |
| Upgrade Flotation Plant | | 150,000 | 100,000 | 50,000 | 50,000 | 50,000 | 50,000 | 450,000 |
| Upgrade Power Plant | | 375,000 | | | | | | 375,000 |
| Buildings and Offices | | 50,000 | 50,000 | 50000 | 50000 | 50,000 | 50,000 | 300,000 |
| **Sub-total** | | **575,000** | **150,000** | **100,000** | **100,000** | **100,000** | **100,000** | **1,125,000** |
| | | | | | | | | |
| **Mine Dump Recovery Equipment** | | | | | | | | |
| Screening Plant for Dumps | | 250,000 | | | | | | 250,000 |
| Two Front-End Loaders | | 200,000 | | | | | | 200,000 |
| **Sub-Total** | | **450,000** | | | | | | **450,000** |
| | | | | | | | | |
| **TOTALS** | | **6,175,000** | **3,675,000** | **1,475,000** | **1,475,000** | **1,475,000** | **1,475,000** | **15,750,000** |

### 25.9.2 Operating Costs

La Encantada operating costs for the first ten months of 2007 have averaged US$38.22 per tonne of ore processed, inclusive of dump material, which equates to a cost per ounce of silver of US$6.06. The costs include downstream concentrate freight and processing costs of about US$8.90 per tonne milled or US$1.41 per ounce of silver recovered. The average combined operating cost for 2007 is projected to average about US$50 per tonne milled. A summary of the combined mine and dump recovery operating costs for the first ten months of 2007 is found in Table 25-9.

**TABLE 25-9**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Unit Operating Costs for 2007, Jan.-Oct. ($US )**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| U/G Mine | 1,553 | 9.57 | 1.52 |
| Mill & Concentrator | 1,620 | 9.98 | 1.58 |
| Site G&A | 1,584 | 9.76 | 1.55 |
| Conc. FSR | 1,445 | 8.90 | 1.41 |
| TOTALS | $4,649 | $38.22 | $6.06 |

*Based on 92,993 tonnes from U/G mine and 69,288 tonnes from dump recovery or 162,281 tonnes.
**Based on 955,667 equivalent oz Ag from U/G mine and 167,921 equivalent oz Ag from dump recovery or 1,023,529 equivalent oz.Ag.

The average mine-only operating cost is US$53.33 per tonne, and also includes costs for the downstream processing of the silver-lead concentrates. The site-only operating cost for the mine generated ore has averaged about US$40.30 per tonne, and the total cost per ounce of silver obtained from mine ore has averaged US$3.92 per oz Ag for 2007. The downstream concentrate freight and smelting and refining costs are US$13.03 per tonne or US$1.29 per oz Ag for the first ten months of 2007. A summary of the mine-only operating costs is shown in Table 25-10.

**TABLE 25-10**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Unit Operating Costs for First 10 Months of 2007; U/G Mine Only ($US)**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| U/G Mine | 1,553 | 16.70 | 1.63 |
| Mill & Concentrator | 970 | 10.43 | 1.01 |
| Site G&A | 1,225 | 13.17 | 1.28 |
| **Total Direct Costs** | **3,748** | **40.30** | **3.92** |
| ***Concentrate Freighting, | | | |
| Smelting & Refining | | | |
| Freighting | 137 | 1.44 | 0.14 |
| Smelting | 757 | 7.98 | 0.79 |
| Refining | 342 | 3.61 | 0.36 |
| **Total Conc. FSR** | **1,236** | **13.03** | **1.29** |
| **TOTALS** | **$4,984** | **$53.33** | **$5.21** |

*Based on 92,993 tonnes from U/G Mine
**Based on 880,654 ozs Ag + 75,013 equivalent ozs Ag. = 955,667 oz Ag Produced from U/G
***Based on October 2007 concentrate grades & FSR from mne

The average costs for extraction and processing of the old dump material for 2007 are US$17.13 per tonne, or US$7.07 per oz Ag produced. The site-only costs for extraction, screening, milling and processing of the old dump material have averaged US$14.11 per tonne or US$5.82 per oz Ag for 2007 (10 months) plus US$3.02 per tonne or US$1.24 per oz Ag for concentrate freight and downstream smelting and refining.

Table 25-11 is a summary of the operating costs for the first ten months of 2007 for the dump recovery effort.

**TABLE 25-11**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Summary of Unit Operating Costs for First 10 months of 2007; Dump Recovery Only**

| Cost Area | Total Cost ($000's) | *Cost per Tonne | **Cost per Oz. Ag |
|---|---|---|---|
| Dump Recovery | 0 | 0.00 | 0.00 |
| Mill & Concentrator | 650 | 9.38 | 3.87 |
| Site G&A | 328 | 4.73 | 1.95 |
| **Total Site Operating** | **978** | **14.11** | **5.82** |
| ***Concentrate Freighting, | | | |
| Smelting & Refining | | | |
| Freighting | 30 | 0.43 | 0.18 |
| Smelting | 123 | 1.78 | 0.73 |
| Refining | 56 | 0.81 | 0.33 |
| **Total Conc. FSR** | **209** | **3.02** | **1.24** |
| **TOTALS** | **$1,187** | **$17.13** | **$7.07** |

*Based on 69,288 tonnes milled from dumps

**Based on 142,874 oz Ag + 25,047 equivalent oz Ag = 167,921 oz Ag from dump recovery

***Based on October 2007 concentrate grades & FSR from dump recovery

## 25.9.3 Economic Analysis

A simplified cash flow forecast has been prepared and is presented as Table 25-12. The economics covers the period from January 2008 through December 2012, at which time the known Proven / Probable Reserves will be exhausted and the fifth year's production will be extracted from the Measured and Indicated Resources. In the interim, it is expected that underground exploration will be advanced through both diamond drilling and drifting, and that Reserves will continually be added over time.

Table 25-9 shows a summary of Operating Costs.

Basic premises for the cash flow involve the silver price, which is taken as US$10.50/ounce. The lead price is taken as US$0.68/lb. No escalation was considered for operating costs and expenses. Reclamation expenditures are considered spent in the last three years of the period. It can be seen from the table that a net present value for the project at a 15-percent discount rate is approximately US$5.2 million.

Sensitivity analyses were performed at different discount rates and the analysis shows robust economics for La Encantada, as follows ($US):

- At 0 % discount $12.8 million
- At 10 % discount $6.5 million
- Base Case @ 15 % discount $4.7 million
- At 20 % discount $3.4 million
- At 25 % discount $2.5 million

As expected, the project exhibits the greatest sensitivity to metal prices, followed by operating costs, and finally by capital costs. Any variances in grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally. In all cases, however, the La Encantada mine shows positive economics as measured by a cash flow exercise, except when the price of silver falls by 20 percent. Therefore, the postulated reserve position is accepted.

The La Encantada mine is an existing operation, mining and processing high grade ores, therefore a payback period for the purchase price of Minera La Encantada from Peñoles is at the second full year of operation. It can be seen from Table 25-12 that there is sufficient after-tax operational cash flow in any year to adequately cover projected capital expenditures.

The mine life, based on the Proven / Probable Reserve position, is about 4.0 years and covers production through 2011.

**TABLE 25-12**
**First Majestic Silver Corp.**
**Minera La Encantada, S.A. de C.V.**
**La Encantada Silver Mine**
**Cash Flow**

| | | | | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 | Year 7 | Year 8 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| CAPITAL EXPENDITURES | | | | | | | | | | | |
| **Mine Plan** | TPD | | | | | | | | | | |
| TONNES TREATED - flotation oxides ore | 394 | | | 130,000 | 130,000 | 130,000 | 130,000 | 110,000 | 110,000 | 110,000 | 110,000 |
| TONNES TREATED - OXIDE ORE dumps | 197 | | | 65,000 | 65,000 | 65,000 | 0 | 0 | 0 | 0 | 0 |
| Total Tonnes | 591 | | | 195,000 | 195,000 | 195,000 | 130,000 | 110,000 | 110,000 | 110,000 | 110,000 |
| **Metals Payments** | | | | | | | | | | | |
| NSR OXIDES | | | | 889,700 | 890,137 | 890,137 | 0 | 0 | 0 | 0 | 0 |
| NSR Sulphides | | | | 9,927,902 | 9,927,902 | 9,927,902 | 9,927,902 | 8,400,532 | 8,400,532 | 8,400,532 | 8,400,532 |
| **Net Revenues** | | | | **10,817,602** | **10,818,039** | **10,818,039** | **9,927,902** | **8,400,532** | **8,400,532** | **8,400,532** | **8,400,532** |
| | | | | | | | | | | | |
| OPERATING COSTS SULPHIDES: | | | | 5,460,000 | 5,460,000 | 5,460,000 | 5,460,000 | 4,620,000 | 4,620,000 | 4,620,000 | 4,620,000 |
| OPERATING COSTS OXIDES: | | | | 910,000 | 910,000 | 910,000 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL OP. COSTS** | | | | **6,370,000** | **6,370,000** | **6,370,000** | **5,460,000** | **4,620,000** | **4,620,000** | **4,620,000** | **4,620,000** |
| Royalty Expense | 0% | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Property Tax & Insurance | | | | 140,000 | 140,000 | 140,000 | 140,000 | 140,000 | 140,000 | 140,000 | 140,000 |
| | | | | | | | | | | | |
| Net after costs | | | | 4,307,602 | 4,308,039 | 4,308,039 | 4,327,902 | 3,640,532 | 3,640,532 | 3,640,532 | 3,640,532 |
| Interest Expenses | 0% | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | |
| **Net Profit** | | | | **4,307,602** | **4,308,039** | **4,308,039** | **4,327,902** | **3,640,532** | **3,640,532** | **3,640,532** | **3,640,532** |
| **Depreciation** | | | | **0** | **882,143** | **866,667** | **751,548** | **1,120,298** | **1,611,964** | **2,349,464** | **2,349,464** |
| **net taxable income** | | | | **4,307,602** | **3,425,896** | **3,441,372** | **3,576,354** | **2,520,235** | **2,028,568** | **1,291,068** | **1,291,068** |
| Profit Sharing | 0.1 | | | 0 | 342,590 | 344,137 | 357,635 | 252,023 | 202,857 | 129,107 | 129,107 |
| **net profit after profit sharing** | | | | **4,307,602** | **3,083,306** | **3,097,235** | **3,218,719** | **2,268,211** | **1,825,711** | **1,161,961** | **1,161,961** |
| **Tax @ 29%** | **29%** | | | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **net profit after TAX** | | | | **4,307,602** | **3,083,306** | **3,097,235** | **3,218,719** | **2,268,211** | **1,825,711** | **1,161,961** | **1,161,961** |
| Depreciation | | | | 0 | 882,143 | 866,667 | 751,548 | 1,120,298 | 1,611,964 | 2,349,464 | 2,349,464 |
| | | | | | | | | | | | |
| **Loan Proceeds** | | | | | | | | | | | |
| **Cash Flow Before Principal & Sustaining Capital** | | | | **4,307,602** | **3,965,449** | **3,963,902** | **3,970,266** | **3,388,509** | **3,437,675** | **3,511,425** | **3,511,425** |
| | | | | | | | | | | | |
| | | | | | | | | | | | |
| | | | | | | | | | | | |
| CAPEX EQUITY | | | 0 | 6,175,000 | 3,675,000 | | | | | | |
| Sust. Capital | | | | | | 1,475,000 | 1,475,000 | 1,475,000 | 1,475,000 | 1,475,000 | 0 |
| Excess Cash Flow | | | 0 | (1,867,398) | 290,449 | 2,488,902 | 2,495,266 | 1,913,509 | 1,962,675 | 2,036,425 | 3,511,425 |
| | | | | | | | | | | | |
| **Cumulative** | | | **0** | **(1,867,398)** | **(1,576,949)** | **911,953** | **3,407,219** | **5,320,728** | **7,283,403** | **9,319,829** | **12,831,254** |
| | | | | | | | | | | | |
| IRR | | 76.3% | | | | | | | | | |
| NPV | 0% | 12,831,254 | | | | | | | | | |
| | 10% | 6,450,715 | | | | | | | | | |
| | 15% | 4,671,562 | | | | | | | | | |
| | 20% | 3,417,074 | | | | | | | | | |
| | 25% | 2,516,847 | | | | | | | | | |

## 26.0 ILLUSTRATIONS

The illustrations supporting the various sections of this report are located within the relevant sections immediately following the references to the illustrations, for ease of reference. An index of tables and illustrations is provided at the beginning of this report.

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.* *This short form prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered, sold, exercised, pledged or otherwise transferred, directly or indirectly, within the United States or to or for the account or benefit of "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) or persons within the United States unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to U.S. persons. See "Plan of Distribution".*

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.*** *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of First Majestic Silver Corp. at 925 W. Georgia Street, Suite 1805, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033, and are also available electronically at www.sedar.com.*

**SHORT FORM PROSPECTUS**

***New Issue*** **March 19, 2008**



FIRST MAJESTIC
SILVER CORP.




**$45,475,000**
**8,500,000 Units**

This short form prospectus qualifies the distribution (the "**Offering**") of 8,500,000 Units (the "**Units**") of First Majestic Silver Corp. (the "**Corporation**" or "**First Majestic**") at a price of $5.35 per Unit (the "**Offering Price**"). Each Unit consists of one common share of the Corporation (each, a "**Common Share**") and one-half of a common share purchase warrant of the Corporation (each whole warrant, a "**Warrant**"). Each Warrant will entitle the holder thereof to purchase one Common Share (each a "**Warrant Share**") at an exercise price of $7.00 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as defined below). The Units will be issued and sold by the Corporation pursuant to an underwriting agreement (the "**Underwriting Agreement**") dated as of March 11, 2008 among CIBC World Markets Inc., Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P. (collectively, the "**Underwriters**") and the Corporation.

## Price: $5.35 per Unit

| | Price to the Public | Underwriters' Commission (1) | Net Proceeds to the Corporation(2)(3) |
|---|---|---|---|
| Per Unit | $5.35 | $0.29425 | $5.05575 |
| Total | $45,475,000 | $2,501,125 | $42,973,875 |

(1) The Corporation has agreed to pay a cash commission (the "**Underwriters' Commission**") equal to 5.5% of the gross proceeds of the Offering to the Underwriters for their services in connection with the Offering.

(2) After deducting the Underwriters' Commission, but before deducting the expenses of the Offering, estimated to be $300,000, which will be paid by the Corporation from the proceeds of the Offering.

(3) The Corporation has granted to the Underwriters an option (the "**Over-allotment Option**"), exercisable at any time until the date which is 30 days following the closing of the Offering (the "**Closing**"), to purchase up to an additional 1,275,000 Common Shares at a price of $5.07 per Common Share (the "**Additional Shares**") and up to an additional 637,500 Warrants at a price of $0.56 per Warrant (the "**Additional Warrants**"), or a combination thereof, (together with the Additional Shares, the "**Additional Securities**") to cover over-allotments, if any and for market stabilization purposes. The aggregate number of Additional Shares and Additional Warrants to be issued under the Over-allotment Option will not exceed 1,275,000 Additional Shares and 637,500 Additional Warrants. This short form prospectus also qualifies the grant of the Over-allotment Option and the distribution of the Additional Securities upon exercise of the Over-allotment Option and for greater clarity, the Additional Securities will only be purchased by the Underwriters for the purpose of distribution of Units to purchasers. Unless the context otherwise requires, all references to "Common Shares" and "Warrants" in this prospectus include the Additional Shares and Additional Warrants that comprise the Additional Securities. See "Plan of Distribution".

(4) If the Over-allotment Option is exercised in full, the total Price to the Public, the Underwriters' Commission and the Net Proceeds to the Corporation (before deducting expenses of the Offering), will be $52,296,250, $2,876,293.75 and $49,419,956.25, respectively

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if as and when issued by First Majestic and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by McCullough O'Connor Irwin LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates evidencing the Common Shares and the Warrants comprising the Units will be available for delivery at the closing of the Offering, which is expected to take place on or about March 25, 2008, or such other date as may be agreed among the parties to the Underwriting Agreement (the "**Closing Date**"), but in any event, no later than April 25, 2008. The Units will separate into Common Shares and Warrants immediately upon issue.

| Underwriters' Position | Number of Securities Available | Exercise Period | Exercise Price |
|---|---|---|---|
| Over-allotment Option | 1,275,000 Additional Shares and 637,500 Additional Warrants | at any time up to 30 days after Closing | $5.07 per Additional Share<br>$0.56 per Additional Warrant |

The common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "FR". On March 4, 2008, being the last trading day before the public announcement of the Offering, the closing price of the common shares on the TSX was $5.32. The common shares of the Corporation are also quoted on the Pink Sheets in the United States under the symbol "FRMSF" and on the Frankfurt, Berlin, Munich and Stutgart Stock Exchanges under the symbol "FMV". Certain warrants of the Corporation trade on the TSX under the symbol "FR.WT". The Corporation has applied to list the Common Shares and the Warrants comprising the Units and the Warrant Shares issuable upon the exercise of the Warrants distributed under this prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX, including meeting the minimum public distribution requirements of the TSX in the case of the Warrants.

**An investment in securities of the Corporation involves a high degree of risk. See "Forward-Looking Statements" and "Risk Factors". There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Corporation has agreed to use its commercially reasonable best efforts to list the Warrants on the TSX.**

The Corporation's head office is located at 925 W. Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at #1100 - 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4.

**TABLE OF CONTENTS**

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect, "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Information concerning the expected production levels, interpretation of drill results and mineral resource and reserve estimates also may be deemed as forward-looking statements as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity prices and, particularly, silver prices, access to skilled mining development and mill production personnel, results of exploration and development activities, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See "Risk Factors".

## CURRENCY

Unless otherwise noted, all references to "$" or "dollars" in this short form prospectus refer to Canadian dollars and references to "US$" or "US dollars" in this short form prospectus refer to United States dollars. The noon rate of exchange on March 19, 2008 as reported by the Bank of Canada for Canadian dollars exchanged into United States dollars was $1.00 equals US$0.9972.

## RESERVE AND RESOURCE DISCLOSURE

The definitions of proven and probable reserves used in National Instrument 43-101 ("**NI 43-101**") differ from the definitions in the United States Securities and Exchange Commission ("**SEC**") Industry Guide 7. Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder

## DOCUMENTS INCORPORATED BY REFERENCE

**Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of the Provinces of Canada other than Québec (the "Commissions").** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 925 W. Georgia Street, Suite 1805, Vancouver, British Columbia, V6C 3L2 (telephone: (604) 688-3033). Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") which can be accessed at www.sedar.com under the Corporation's profile.

The following documents of the Corporation, which have been filed with the Commissions, are specifically incorporated by reference to, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated July 6, 2007 for the year ended December 31, 2006 (the "**AIF**");

(b) the annual audited consolidated financial statements of the Corporation as at and for the period ended December 31, 2006, together with notes thereto and the auditors' reports thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the period ended December 31, 2006;

(d) the interim consolidated financial statements of the Corporation for the three and nine-month periods ended September 30, 2007, together with the notes thereto, but excluding the statement that the financial statements have been solely prepared by management;

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the three and nine-month periods ended September 30, 2007;

(f) the management information circular dated May 3, 2007 with respect to the Corporation's annual meeting of shareholders held on June 7, 2007;

(g) the material change report of the Corporation dated January 15, 2007 with respect to the resignation of Douglas R. Scott, C.A. as Chief Financial Officer of the Corporation, effective January 31, 2007;

(h) the material change report of the Corporation dated February 9, 2007 with respect to (i) the appointment of Raymond L. Polman, C.A. as Chief Financial Officer of the Corporation, effective February 1, 2007; and (ii) the granting of 200,000 stock options of the Corporation to Mr. Polman;

(i) the material change report of the Corporation dated February 9, 2007 with respect to an update on development activities at the La Parrilla Silver Mine in Mexico and a new NI 43-101 resource estimate;

(j) the material change report of the Corporation dated February 9, 2007 with respect to the granting of 155,000 stock options to directors of the Corporation on February 7, 2007;

(k) the material change report of the Corporation dated February 20, 2007 with respect to the restatement of financial results for the quarter ended September 30, 2006;

(l) the material change report of the Corporation dated March 21, 2007 with respect to the engagement letter entered into among the Corporation, Sprott Securities Inc. (as it then was named) and CIBC World Markets

Inc. in connection with the offering to the public of an aggregate of up to 8,000,000 units of the Corporation each consisting of one common share and one-half of a common share purchase warrant of the Corporation at a price of $5.00 per unit;

(m) the material change report of the Corporation dated March 27, 2007 with respect to the closing of the acquisition by the Corporation of all of the issued and outstanding shares of Minera La Encantada S.A. de C. V.;

(n) the material change report of the Corporation dated March 28, 2007 with respect to the filing of a preliminary short form prospectus and entering into of an underwriting agreement in connection with the offering of 8,000,000 units of the Corporation, each consisting of one common share and one-half of a common share purchase warrant of the Corporation at a price of $5.00 per unit;

(o) the material change report of the Corporation dated April 23, 2007 with respect to the engagement letter entered into among the Corporation in connection with the offering to the public of up to 8,800,000 special warrants and with respect to the withdrawal of the Corporation's short form prospectus dated March 27, 2007;

(p) the material change report of the Corporation dated April 26, 2007 with respect to the Corporation's production of silver for the first quarter of 2007;

(q) the material change report of the Corporation dated May 15, 2007 with respect to the closing of the offering to the public of up to 6,883,000 special warrants sold at a price of $5.00 per special warrant later qualified by a short form prospectus on July 25, 2007;

(r) the material change report of the Corporation dated May 31, 2007 with respect to the technical report on the San Martin Silver Mine;

(s) the material change report of the Corporation dated May 31, 2007 with respect to the Corporation's financial results for the quarter ended March 31, 2007;

(t) the material change report of the Corporation dated June 18, 2007 with respect to the technical report on the La Encantada Silver Mine;

(u) the material change report of the Corporation dated June 20, 2007 with respect to the grant of 25,000 stock options to a director of the Corporation;

(v) the material change report of the Corporation dated July 4, 2007 with respect to the technical report on the La Parilla Silver Mine;

(w) the material change report of the Corporation dated July 26, 2007 with respect to the final receipt for the short form prospectus filed by the Corporation qualifying the 6,883,000 special warrants issued on May 10, 2007;

(x) the material change report of the Corporation dated August 8, 2007 with respect to the grant of 100,000 stock options to an officer of the Corporation;

(y) the material change report of the Corporation dated August 30, 2007 with respect to the financial results for the quarter ended June 30, 2007;

(z) the material change report of the Corporation dated October 23, 2007 with respect to silver production for the quarter ended September 30, 2007;

(aa) the material change report of the Corporation dated November 13, 2007 with respect to the first stage of exploration at the Cuitaboca Silver Project;

(bb) the material change report of the Corporation dated November 29, 2007 with respect to the financial results for the quarter ended September 30, 2007;

(cc) the material change report of the Corporation dated December 3, 2007 with respect to the preliminary results from the ongoing surface and underground exploration and diamond drilling program at the Chalchihuites property;

(dd) the material change report of the Corporation dated December 5, 2007 with respect to the grant of 1,125,000 stock options to directors and officers of the Corporation;

(ee) the material change report of the Corporation dated December 13, 2007 with respect to the listing of the Corporation's common shares and warrants on the TSX;

(ff) the material change report of the Corporation dated January 7, 2008 with respect to the activities at the La Encantada Silver mine and a new NI 43-101 resource/reserve update;

(gg) the material change report of the Corporation dated January 14, 2008 with respect to the listing of the Corporation's common shares and warrants on the TSX and the commencement of trading on January 15, 2008;

(hh) the material change report of the Corporation dated January 17, 2008 with respect to the increase in silver production in the quarter ended December 31, 2007;

(ii) the material change report of the Corporation dated January 30, 2008 with respect to the activities at the La Parrilla Silver mine and a new NI 43-101 resource/reserve update;

(jj) the material change report of the Corporation dated March 6, 2008 with respect to the to the engagement letter entered into among the Corporation and the Underwriters in connection with the Offering;

(kk) the material change report of the Corporation dated March 6, 2008 with respect to the drill results from the ongoing drilling program at the Chalchihuites Group of Properties located in Zacatecas, Mexico;

(ll) a notice issued by the Corporation dated January 15, 2008 that it has ceased to be a "venture issuer";

(mm) the technical report titled "Technical Report for the La Parrilla Silver Mine, Durango State, México" dated March 18, 2008;

(nn) the technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated March 19, 2008; and

(oo) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 24, 2007.

All documents of the type referred to above (excluding confidential material change reports) and any other document required to be incorporated by reference in a short form prospectus under the applicable securities laws of the provinces of Canada and filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada after the date of this short form prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this short form prospectus.

**Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or**

**superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to form or constitute part of this short form prospectus.**

## BUSINESS OF THE CORPORATION

The Corporation is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in Mexico. The Corporation has a 100% interest in three principal properties: (i) the La Parrilla Silver Mine in Durango State, Mexico; (ii) the San Martin Silver Mine in Jalisco State, Mexico; and (iii) the La Encantada Silver Mine in Coahuila State, Mexico. The Corporation also has interests in the Chalchihuites Group Properties in Zacatecas State, Mexico, the Candameña Mining District property in Chihuaha State (which property is currently the subject of a sale agreement awaiting regulatory approval, see Note 5(e) to the September 30, 2007 interim financial statements), Mexico, the Quitaboca Silver Project in Sinaloa State, Mexico and the Jalisco Group of Properties in Jalisco State, Mexico.

Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Corporation's AIF and the materials incorporated by reference into this short form prospectus. See "Documents Incorporated by Reference".

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at September 30, 2007, both before and after giving effect to the Offering, adjusted to give effect to the material changes in the share and loan capital of the Corporation since September 30, 2007. The table should be read in conjunction with the unaudited interim consolidated financial statements of the Corporation for the three-month period ended September 30, 2007, including the notes thereto and the management's discussion and analysis, incorporated by reference into this short form prospectus.

| | **As at September 30, 2007 (unaudited)** | **As at September 30, 2007, after giving effect to the Offering [1][2] (unaudited)** | **As at September 30, 2007, after giving effect to the Offering and the exercise of the Over-allotment Option [1][3] (unaudited)** |
|---|---|---|---|
| Current Liabilities | $24,359,099 | $24,359,099 | $24,359,099 |
| Long Term Liabilities | $38,471,906 | $38,471,906 | $38,471,906 |
| Common Shares (authorized to issue unlimited common shares) | $140,539,056 | $192,035,956 | $198,482,037[4] |
| Share Capital to be Issued | $9,286,155 | $7,076,695 | $7,076,695[5] |
| Contributed Surplus | $16,512,148 | $15,995,123 | $15,995,123[6] |
| Accumulated Other Comprehensive Income | ($12,637,874) | ($12,637,874) | ($12,637,874) |
| Deficit | ($33,039,468) | ($33,039,468) | ($33,039,468) |
| Total Capitalization | $183,491,022 | $232,261,437 | $238,707,518 |
| Convertible securities | 11,296,562 warrants<br>4,307,500 stock options | 10,087,740 warrants [7]<br>5,535,000 stock options [8] | 10,725,240 warrants [7]<br>5,535,000 stock options [8] |

(1) Includes the material transactions that have occurred since September 30, 2007 being:
- the issue of an aggregate of 816,250 common shares on the exercise of stock options for proceeds of $2,050,438 and the transfer of contributed surplus totaling $517,025 for stock options exercised;
- the issue of an aggregate of 1,573,823 common shares on the exercise of share purchase warrants for proceeds of $4,046,102; and
- the issue of 456,500 common shares under the plan of arrangement with First Silver Reserve Inc. ("FSR") for total deemed consideration of $2,209,460.

(2) Assuming issuance of the Common Shares and no exercise of the Warrants or the Over-allotment Option. See "Plan of Distribution". Also assumes that all net proceeds of the Offering will be allocated to the Common Shares.

(3) Assuming issuance of the Common Shares, including the exercise of the Over-allotment Option but no exercise of the Warrants. See "Plan of Distribution".

(4) After deducting the Underwriters' Commission of $2,501,125, and the expenses of the Offering estimated to be $300,000.

(5) Represents Common Shares of the Corporation issuable at a deemed price of $4.84 per Common Share in connection with the acquisition of FSR by way of plan of arrangement. Further information regarding the plan of arrangement can be found in the AIF and the Corporation's annual audited financial statements for the period ended December 31, 2006. Includes the issue referred to above of 456,500 common shares under the plan of arrangement with FSR for total deemed consideration of $2,209,460.

(6) Includes the transfer referred to above of contributed surplus totaling $517,025 for stock options exercised.

(7) From October 1, 2007 to March 19, 2008, a total of 1,573,823 previously issued warrants were exercised and 3,884,999 warrants expired. These numbers include such exercises and exclude such expired warrants.

(8) From October 1, 2007 to March 19, 2008, a total of 816,250 previously issued stock options were exercised, 101,250 stock options were cancelled and 2,145,000 stock options were granted at various times. These numbers include such exercises, cancellations and grants.

## USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriters' Commission of $2,501,125 (or $2,876,293.75 if the Over-allotment Option is exercised in full) and expenses of the Offering estimated to be $300,000, are estimated to be $42,673,875 (or $49,119,956.25 if the Over-allotment Option is exercised in full). The Corporation intends to use the net proceeds of the Offering as follows:

| | |
|---|---|
| **Capital Expenditures** | |
| Property, Plant and Equipment | |
| Minera La Encantada | $1,300,000 |
| La Parrilla | $3,860,000 |
| Exploration and Development | |
| Minera La Encantada | $2,375,000 |
| La Parrilla | $5,649,000 |
| **Property Commitments** | $1,189,000 |
| **General Working Capital** (1)(2) | $28,750,875 |
| | $42,673,875 |

(1) On April 3, 2006, the Corporation entered into a share purchase agreement to purchase approximately 64% of the issued and outstanding shares of FSR from the major shareholder of FSR (the "**Shareholder**"). The Corporation purchased 24,649,200 common shares of FSR at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to the Shareholder in three installments. The first installment of $26,682,757 represented 50% of the purchase price and was paid on May 30, 2006. An additional installment of $13,341,380, representing 25% of the purchase price was paid on May 30, 2007. A final installment of $13,341,380 is payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding installment. On November 30, 2007, the Corporation commenced an action against the Shareholder alleging breaches of fiduciary and statutory duties by the Shareholder while a director and officer of FSR. The Corporation has withheld payment of quarterly installments of interest to the Shareholder and has maintained a reserve of cash in the amount of such installments. The Corporation anticipates withholding payment of the final installment of $13,341,380 due May 30, 2008 if such litigation has not been resolved by such date. The Company intends to maintain such amount as a reserve pending such resolution. See "Legal Proceedings".

(2) If the Over-allotment Option is exercised in full by the Underwriters, the increase in the net proceeds will be applied to general working capital, the total of which will be $6,446,081.25.

Although the Corporation intends to use the proceeds from the Offering as set forth above, the actual amount that the Corporation spends in connection with each intended use of the proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those referenced under "Risk Factors".

## PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have agreed to purchase, as principal, on the Closing Date, which is expected to be on or about March 25, 2008, or such other date as may be agreed upon by the Corporation and the Underwriters, 8,500,000 Units at the Offering Price, payable in cash to the Corporation, against delivery of the certificates representing the Common Shares and Warrants comprising the Units, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Units will separate into Common Shares and Warrants immediately upon issue.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Corporation has also granted to the Underwriters the Over-allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date 30 days following the Closing, to purchase up to 1,275,000 Additional Shares at a price of $5.07 per Additional Share and up to 637,500 Additional Warrants at a price of $0.56 per Additional Warrant, or a combination thereof, to cover over-allotments, if any and for market stabilization purposes (for greater clarity, a maximum of 15% of the number of Common Shares and Warrants to be sold at the Closing may be issued in Additional Securities pursuant to the Over-allotment Option). This short form prospectus also qualifies the grant of the Over-allotment Option and the distribution of the Additional Securities upon exercise of the Over-allotment Option. If the Over-allotment Option is exercised in full, the total Price to the Public, the Underwriters' Commission and the Net Proceeds to the Corporation (before deducting expenses of the Offering), will be $52,296,250, $2,876,293.75 and $49,419,956.25, respectively.

The Offering Price was determined by negotiation between the Corporation and the Underwriters in accordance with the policies of the TSX.

**There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. The Corporation has agreed to use its commercially reasonable best efforts to list the Warrants on the TSX.**

The Corporation has agreed to indemnify the Underwriters, and certain related parties, insofar as any expenses, losses, claims, actions, damages or liabilities arise out of or are based, directly or indirectly, upon the performance of the professional services rendered to the Corporation by the Underwriters pursuant to the Underwriting Agreement, provided however that the Corporation shall not be required to indemnify and such person for any losses, claims, liabilities or expenses which have resulted primarily from the bad faith, gross negligence, willful misconduct or failure to comply with applicable laws or regulations by the Underwriters (as determined by a court of competent jurisdiction in a final non-appealable judgment).

The Corporation has agreed for the benefit of the Underwriters, for a period of 90 days from the Closing Date, not to issue any equity securities or other securities convertible into equity securities of the Corporation without the prior written consent of CIBC World Markets Inc., such consent not to be unreasonably withheld, other than: (i) pursuant to the Offering; (ii) in conjunction with currently outstanding rights or agreements including certain options, warrants and convertible securities as set out in the Underwriting Agreement; or (iii) the grant or exercise of stock options to or by employees, officers or directors of, or consultants to the Corporation and other similar issuances pursuant to existing share compensation arrangements.

Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters' Commission in consideration for the services rendered in connection with the Offering. The Corporation has also

agreed to reimburse the Underwriters for certain expenses, including legal and certain out-of-pocket expenses incurred in connection with the Offering. The Underwriters will not receive any other fee or commission from the Corporation in connection with the completion of the Offering.

Pursuant to policy statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase securities of the Corporation. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the securities of the Corporation. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws in connection with the Offering, the Underwriters may over-allot the Common Shares or Warrants or effect transactions intended to stabilize or maintain the market price of the securities of the Corporation at a higher level than that which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Units will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

**United States Restrictions**

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Units, the Common Shares or Warrants comprising the Units, or the Warrant Shares underlying the Warrants in the United States. The Units, the Common Shares and Warrants comprising the Units and the Warrant Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or any state securities laws, and subject to certain exceptions, may not be offered, sold, pledged, transferred, delivered, directly or indirectly, or exercised in the United States or to, or for the account or benefit of, a person in the United States or a U.S. Person (as defined in Rule 902 of Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. The Underwriters agreed not to offer or sell the Units within the United States or to, or for the account or benefit of, a U.S. person or person in the United States, except in accordance with the Underwriting Agreement. The Underwriting Agreement permits the Underwriters through their respective U.S. broker-dealer affiliates to resale to qualified institutional buyers ("**Qualified Institutional Buyers**"), as defined in Rule 144A ("**Rule 144A**") under the U.S. Securities Act, purchased Units in transactions exempt from registration pursuant to Rule 144A.

In addition, until 40 days after the commencement of the Offering, an offer and sale of the Common Shares, Warrants or Warrant Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person or person in the United States will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act and any applicable state securities law and may only be offered, sold, pledged, transferred, or otherwise disposed of, directly or indirectly, pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

The Common Shares, the Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities law of any state, and the Warrants may not be exercised or deemed to be exercised in the United States or by or for the account or benefit of a U.S. person or person within the United States unless an exemption from such registration requirements is available. The certificates representing the Warrants bear a legend to this effect.

Holders of Warrants should consult their own tax advisors with respect to the income tax considerations in their own particular circumstances relating to the Warrant Shares issuable upon exercise of the Warrants.

## DESCRIPTION OF SECURITIES DISTRIBUTED

### Common Shares

The Corporation's authorized capital consists of an unlimited number of common shares without par value. The Corporation has no other classes of voting securities. As of the date hereof, the Corporation has 63,332,410 common shares issued and outstanding. As of the Closing Date of the Offering, and assuming no further common shares of the Corporation are issued upon the exercise of outstanding warrants or options, the Corporation will have 71,832,410 common shares issued and outstanding or, if the Over-Allotment Option is exercised, 73,107,410 common shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Corporation, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Corporation, shareholders are entitled to receive *pro rata* the assets of the Corporation, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the *Business Corporations Act* (British Columbia).

### Warrants

The Warrants will be created and issued pursuant to, and will be governed by a warrant indenture (the "**Warrant Indenture**") between the Corporation and Pacific Corporate Trust Company (the "**Warrant Agent**") dated as of the Closing Date. Each whole Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of $7.00 per Warrant Share at any time up to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date, at which time the Warrants will become null and void. The Warrants will be transferable, subject to compliance with securities laws.

The Warrant Indenture will provide that no fractional Warrant Shares will be issued upon the exercise of Warrants and holders of Warrants will not have any rights as shareholders of the Corporation.

In addition, the Warrant Indenture will provide for and contain provisions designed to protect the holders of the Warrants against dilution upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of the Corporation, the amalgamation, merger or corporate reorganization of the Corporation or a rights offering.

The Warrant Indenture will provide that the rights of holders of Warrants may be modified. The Warrant Indenture will provide for meetings by holders of Warrants and the passing of resolutions by such holders which are binding on all holders of Warrants.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Corporation without the consent of the holders of Warrants may amend or supplement the Warrant Indenture for certain limited purposes, which includes making any changes or corrections that are required for the purpose of rectifying any ambiguity, defective provision or other error contained therein provided that in the opinion of counsel to the Warrant Agent or the Corporation, the rights of the holders of the Warrants are not prejudiced thereby.

Neither the Warrants nor the Warrant Shares have been registered under the U.S. Securities Act or the securities law of any state, and the Warrants may not be exercised in the United States or by, or for the account or benefit of, a

U.S. person or person within the United States unless an exemption from such registration requirements is available. The certificates representing the Warrants will bear a legend to this effect.

The Corporation has designated the Warrant Agent at its principal office in Vancouver, British Columbia, as warrant agent for the Warrants, where the Warrants may be surrendered for exercise, exchanged or replaced.

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture. Warrant holders may obtain a copy of the Warrant Indenture upon request from the Corporation.

## ELIGIBILITY FOR INVESTMENT

In the opinion of McCullough O'Connor Irwin LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder (the "**Tax Act**"), provided the Common Shares are listed on a designated stock exchange as defined by the Tax Act (which includes the TSX) as of the date of this prospectus, and provided further, in the case of the Warrants, that either the Corporation deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, a Deferred Income Plan (as defined below) or the Warrants are listed on a designated stock exchange, the Common Shares and Warrants will, if issued on the date hereof, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and deferred profit sharing plans (collectively the "**Deferred Income Plans**").

## CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of McCullough O'Connor Irwin LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of Common Shares and Warrants acquired under the Offering. This summary applies to a holder who either: (i) at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Corporation, the Underwriters or a subsequent purchaser of the Common Shares or Warrants and acquires and holds the Common Shares and Warrants as capital property (a "**Resident Holder**"); or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Corporation, the Underwriters or a subsequent purchaser of the Common Shares or Warrants, acquires and holds the Common Shares and Warrants as capital property and does not use or hold the Common Shares or Warrants in the course of carrying on, or otherwise in connection with, a business in Canada or as "designated insurance property", and who has never been a resident of Canada, and has not held or used (and does not hold or use) the Common Shares or Warrants in connection with a permanent establishment or fixed base in Canada (a "**Non-Resident Holder**").

Generally, the Common Shares and Warrants will be considered to be capital property to a holder thereof provided that the holder does not use the Common Shares or Warrants in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares, and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Subsection 39(4) does not apply to deem the Warrants to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to: (i) a holder of Units that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules) or a "specified financial institution"; (ii) a holder of Units, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; (iii) a Non-Resident Holder who is a non-resident insurer carrying on an insurance business in Canada and elsewhere; (iv) an "authorized foreign bank" (as defined in the Tax Act); or (v) a holder of units that has made a functional currency reporting election under the Tax Act. Such holders should consult their own tax advisors with respect to an investment in Units.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**") in force as of the date hereof, all specific proposals (the "**Proposed Amendments**") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**"). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder.

**Holders should consult their own tax advisors with respect to their particular circumstances.**

*Allocation of Cost*

The total purchase price of a Unit to a holder must be allocated on a reasonable basis between the Common Share and the one-half of one Warrant to determine the cost of each to the holder for purposes of the Tax Act.

For its purposes, the Corporation intends to allocate $5.07 of the issue price of each Unit as consideration for the issue of each Common Share and $0.28 of the issue price of each Unit for the issue of each one-half of one Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the holder. The holder's adjusted cost base of the Common Share comprising a part of each Unit will be determined by averaging the cost allocated to the Common Share with the adjusted cost base to the holder of all Common Shares owned by the holder immediately prior to such acquisition.

*Exercise of Warrants*

No gain or loss will be realized by a holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the holder's cost of the Warrant Share acquired thereby will be the aggregate of the holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the holder of all Common Shares owned by the holder immediately prior to such acquisition.

**Taxation of Resident Holders**

*Disposition and Expiry of Warrants*

A disposition or deemed disposition by a Resident Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder's adjusted cost base of the Warrant. In the event of the expiry of an unexercised Warrant, the Resident Holder will realize a capital loss equal to the Resident Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

*Disposition of Common Shares*

A disposition or deemed disposition of Common Shares by a Resident Holder will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Resident Holder's adjusted cost base of the Common Shares. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Losses".

*Capital Gains and Capital Losses*

One-half of any capital gain realized by a Resident Holder must be included in the income of the Resident Holder as a taxable capital gain and one-half of a capital loss realized by a Resident Holder may normally be deducted as an

allowable capital loss against taxable capital gains realized in the year of disposition. Any unused allowable capital losses may be applied to reduce net taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance prescribed by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that is itself a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains. This tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

*Dividends*

Dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder's income. In the case of a Resident Holder that is an individual, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act). An enhanced dividend tax credit will be available to Resident Holders who are individuals in respect of "eligible dividends" designated by the Corporation. Dividends received by a Resident Holder that is a corporation on the Common Shares must be included in computing the corporation's income but generally will be deductible in computing the corporation's taxable income.

Private corporations (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing taxable income. This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

*Alternative Minimum Tax*

In general terms, a holder that is an individual or a trust, other than a specified trust, that receives or is deemed to receive taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares or Warrants may realize an increase in the holder's liability for alternative minimum tax.

**Taxation of Non-Resident Holders**

*Dividends*

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty. Under the Canada-United States Income Tax Convention (1980) (the "**Treaty**"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty (a "**U.S. Holder**") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Corporation's voting shares).

On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Treaty (the "**Protocol**") which includes amendments to many of the provisions of the Treaty, including significant amendments to the limitation on benefits provision. The Protocol will enter into force once it is ratified by both the Canadian and United States governments and will have effect in respect of withholding taxes,

after the first day of the second month that begins after the date on which the Protocol enters into force. Non-Resident Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Treaty based on their particular circumstances.

*Dispositions*

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

As long as the Common Shares are listed on a designated stock exchange, which currently includes the TSX, at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Common Shares or any other class of shares of the Corporation. A Non-Resident Holder will not be subject to the requirements (including the notification to and the obtaining of a clearance certificate from the Canadian tax authorities) of section 116 of the Tax Act in connection with a disposition of Common Shares or Warrants if the Common Shares are listed on a recognized stock exchange, which currently includes the TSX, at the time of their disposition.

## RISK FACTORS

**Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation's business. Investors should carefully consider the information included or incorporated herein by reference in this short form prospectus and the Corporation's historical consolidated financial statements and related notes thereto before making an investment decision concerning the Corporation's securities. There are various risks, including those discussed in the Corporation's AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation. These risk factors, together with all of the other information included, or incorporated by reference in this prospectus, including information contained in the section entitled "Forward-Looking Statements" should be carefully reviewed and considered before a decision to invest in such securities is made.**

## LEGAL PROCEEDINGS

In November 2007, an action was commenced by the Corporation and FSR against Hector Davila Santos and Minera Arroyo Del Agua, S.A. de C.V., whereby the Corporation and FSR allege that while holding the positions of director, President and Chief Executive Officer and Chairman of the Board of FSR, Mr. Davila Santos engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to FSR, which resulted in FSR not acquiring the Bolaños Mine in Mexico from Grupo. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

Pursuant to a share purchase agreement dated April 3, 2006, the Corporation purchased 24,649,200 common shares of FSR from Hector Davila Santos at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to the Shareholder in three installments. The first installment of $26,682,757 represented 50% of the purchase price and was paid on May 30, 2006. An additional installment of $13,341,380, representing 25% of the purchase price was paid on May 30, 2007. A final installment of $13,341,380 is payable on May 30, 2008. An interest amount of 6% per annum is payable quarterly on the outstanding installment. Pending resolution of the litigation set out above the Corporation has withheld payment of quarterly installments of interest due on November 30, 2007 and February 29, 2008 to Mr. Davila Santos and has maintained a reserve of cash in the amount of such

installments. The Corporation anticipates withholding payment of the final installment of $13,341,380 due May 30, 2008 if such litigation has not been resolved by such date.

On March 10, 2008, the Corporation received a letter from Mr. Davila Santos alleging that the Corporation is required to pay $6,062,000 to Mr. Davila Santos in connection with approximately 2,800,000 shares of FSR which were acquired by the Corporation pursuant to a plan of arrangement (the "**Plan of Arrangement**") in September 2006. The Corporation has rejected this demand and believes that it has no obligation to pay any cash amounts in connection with such shares to Mr. Davila Santos. Under the Plan of Arrangement, the former holders of shares of FSR may deposit the certificates which formerly represented such shares with the depositary under the Plan of Arrangement. Upon such a deposit the former holders are entitled to receive shares of the Corporation subject to and in accordance with the terms of the Plan of Arrangement. Further information regarding the Plan of Arrangement can be found in the AIF and the Corporation's annual audited financial statements for the period ended December 31, 2006.

On March 14, 2008, Mr. Davila Santos filed a statement of defence and counter-claim in respect of the action referred to above. Pursuant to the counterclaim, Mr. Davila Santos has claimed for payment of the amounts referred to in the second paragraph above, damages for the failure by the Corporation to purchase the 2,800,000 shares of FSR which the Corporation already owns (as referenced in the previous paragraph), the return of some or all of the shares of FSR owned by the Corporation, and for unquantified damages, costs and interest. The Corporation believes that the issues raised in the counterclaim will turn on the success of the Company's action against Mr. Davila Santos, however, the outcome of this litigation is not presently determinable.

## EXPERTS

All persons or companies whose profession or business gives authority to a statement, report or valuation made by such persons or companies and named as having prepared or certified a statement, report or valuation described in this short form prospectus or in a document specifically incorporated by reference into this short form prospectus have been disclosed in the AIF. As at the date hereof, such persons and the directors, officers and employees, as applicable, of such companies beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

## STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

## LEGAL MATTERS

In connection with the Offering, certain legal matters have been or will be passed upon by McCullough O'Connor Irwin LLP on behalf of the Corporation and Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, the respective partners and associates of each firm beneficially own, directly or indirectly, less than 1% of the common shares of the Corporation.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Deloitte & Touche LLP located at 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4.

The transfer agent and registrar for the Corporation's common shares is Pacific Corporate Trust Company at its principal office located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

AUDITORS' CONSENT

We have read the short form prospectus of First Majestic Silver Corp. (the "Company") dated March 19, 2008 qualifying the distribution of 8,500,000 units with each unit consisting of one common share and one-half of a common share purchase warrant of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and June 30, 2006 and the consolidated statements of operations and deficit and cash flows for the six months ended December 31, 2006 and the year ended June 30, 2006. Our report is dated April 30, 2007.

(signed) *"Deloitte & Touche LLP"*

Chartered Accountants
Vancouver, British Columbia
March 19, 2008

CERTIFICATE OF THE CORPORATION

Dated: March 19, 2008

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**FIRST MAJESTIC SILVER CORP.**

(signed) *"Keith N. Neumeyer"*
KEITH N. NEUMEYER
President and Chief Executive Officer

(signed) *"Raymond L. Polman, C.A."*
RAYMOND L. POLMAN, C.A.
Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS**

(signed) *"Robert A. McCallum"*
ROBERT A. MCCALLUM
Director

(signed) *"Robert Young"*
ROBERT YOUNG
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 19, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

**CIBC WORLD MARKETS INC.**

By: (signed) *"Richard McCreary"*
RICHARD MCCREARY
MANAGING DIRECTOR

**BLACKMONT CAPITAL INC.**

By: (signed) *"Joshua Kingsmill"*
JOSHUA KINGSMILL
VICE PRESIDENT, INVESTMENT BANKING

**CORMARK SECURITIES INC.**

By: (signed) *"Darren Wallace"*
DARREN WALLACE
DIRECTOR, INVESTMENT BANKING

**GMP SECURITIES L.P.**

By: (signed) *"Mark Wellings"*
MARK WELLINGS
MANAGING DIRECTOR


pincock
allen &
holt
Consultants for Mining and Financial Solutions

165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

303-986-6950
Fax 303-987-8907

www.pincock.com

## CONSENT OF AUTHOR

**TO:** British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

Dear Sirs/Mesdames:

I, Richard Addison, P.E., C. Eng., Eur. Ing., of Pincock Allen & Holt, refer to (a) the preliminary short form prospectus of First Majestic Silver Corp. (the "Company") dated March 11, 2008 and the final short form prospectus of the Company to be dated on or about March 19, 2008 (together, the "Prospectus") relating to the distribution of 8,500,000 units of the Company and up to 1,275,000 common shares and up to 637,500 warrants of the Company pursuant to the over-allotment option, (b) the technical report titled "Amended Technical Report for the San Martin de Bolaños Silver Mine, State of Jalisco, México" dated July 25, 2007, (c) the technical report titled "Technical Report for the La Parilla Silver Mine, Durango State, México" dated March 18, 2008 and, (d) the technical report titled "Technical Report for the La Encantada Silver Mine, Coahuila State, México" dated March 19, 2008 (collectively, the "Technical Reports").

I do hereby consent to the written disclosure in the Prospectus, including documents incorporated by reference therein, derived from the Technical Reports and to the references to the undersigned in the Prospectus, or in documents incorporated by reference therein, as the author of the Technical Reports.

I also certify that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information contained therein, or in documents incorporated by reference therein, which in either case are derived from the Technical Reports or within my knowledge as a result of the services that I performed in connection with the Technical Reports.

Dated this 19th day of March, 2008.

R. Addison
Signature of Qualified Person

Richard Addison, P.E., C. Eng., Eur. Ing.
Print name of Qualified Person

# STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9
Tel: (416) 869-5500 Fax: (416) 947-0866 www.stikeman.com


**BY SEDAR** March 19, 2008

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs and Mesdames:

**Re: Final Long Form Prospectus of First Majestic Silver Corp. (the "Issuer")**

We refer you to the final long form prospectus (the "**Prospectus**") of the Issuer dated March 19, 2008 relating to the issuance of 8,500,000 units of the Issuer.

We consent to being named in the Prospectus on the face page of the Prospectus, under the heading "Legal Matters", and in connection with the legal opinions set out under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations", which opinions are provided as of the date of the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are (i) derived from our legal opinions provided in the Prospectus, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be generally disseminated, or relied on by any other person or for any other purpose.

Yours truly,

"Stikeman Elliott LLP"


TORONTO
MONTREAL
OTTAWA
CALGARY
VANCOUVER
NEW YORK
LONDON
SYDNEY



SOLICITORS McCULLOUGH O'CONNOR IRWIN LLP

March 19, 2008

**BY SEDAR**

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

**Re: First Majestic Silver Corp. (the "Company")**
**- SEDAR Project No. 1228227**

We refer to the final short form prospectus of the Company dated March 19, 2008 (the "Prospectus") relating to the distribution of 8,500,000 units of the Company.

We hereby consent to the use of our firm name in the Prospectus on the face page and under the headings "Eligibility for Investment", "Certain Canadian Federal Income Tax Considerations" and "Legal Matters" and to the reference to our opinion under the heading "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with the preparation of our opinion.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not relied upon for any other purpose.

Yours truly,

**McCULLOUGH O'CONNOR IRWIN LLP**

(signed) *"McCullough O'Connor Irwin LLP"*

1100 – 888 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 3K4

TELEPHONE 604 687 7077
FACSIMILE 604 687 7099

www.moisolicitors.com

**Deloitte.**

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-640-4466
Fax: 604-685-0395
www.deloitte.ca

March 19, 2008

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Dear Sirs:

RE: First Majestic Silver Corp. (the Company)

We refer to the short form prospectus of the Company dated March 19, 2008 qualifying the distribution of 8,500,000 units with each unit consisting of one common share and one-half of a common share purchase warrant of the Company.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated April 30, 2007 to the shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2006 and June 30, 2006;

Consolidated statements of operations and deficit and cash flows for the six months ended December 31, 2006 and the year ended June 30, 2006.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter

Yours truly,

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia

Member of
**Deloitte Touche Tohmatsu**



**Securities Commission**

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

*Bus:* 902-424-7768
*Fax:* 902-424-4625
Website: www.gov.ns.ca/nssc

**IN THE MATTER OF THE SECURITIES ACT**
**R.S.N.S. 1989, CHAPTER 418, AS AMENDED**

**AND**

**IN THE MATTER OF**

**FIRST MAJESTIC SILVER CORP.**

---

Receipt for the Short Form Prospectus dated **March 19, 2008** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **19th** day of **March, 2008**.

"*J. William Slattery*"

J. William Slattery, C.A.
Director, Corporate Finance

Project # 1228227

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com



*NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES*

---

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 25, 2008

**Closing of $45,475,000 Offering**

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the successful completion today of the offering announced on March 5, 2008. A syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P., have purchased 8,500,000 Units ("Units") from First Majestic at an issue price of $5.35 per Unit (the "Offering"). Each Unit consists of one common share (a "Common Share") in the capital of First Majestic and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "Warrant") entitles the holder to acquire one additional Common Share at a price of $7.00 for a period of 24 months from the closing of the Offering. The underwriters have an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,275,000 Common Shares (the "Option Shares") at a price of $5.07 per Option Share and up to an additional 637,500 Warrants at a price of $0.56 per Warrant.

The Company plans to use the net proceeds of the offering for mill expansion plans to increase the company's production capacities going forward, ongoing development and exploration programs presently underway, and for general working capital.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information please contact: info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

*"signed"*

Keith Neumeyer,
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

**Form 51-102F3**
***Material Change Report***

**Item 1. Name and Address of Company**

FIRST MAJESTIC SILVER CORP. (the "Company")
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8874

**Item 2. Date of Material Change**

March 25, 2008

**Item 3. News Release**

The Company disseminated a press release through the services of Marketwire.

**Item 4. Summary of Material Change**

First Majestic Silver Corp. announced the successful completion today of the offering announced on March 5, 2008.

**Item 5. Full Description of Material Change**

**5.1 Full Description of Material Change**

See Schedule "A" attached hereto.

**5.2 Disclosure for Restructuring Transactions**

Not applicable.

**Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

**Item 7. Omitted Information**

Not applicable.

**Item 8. Executive Officer**

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

**Item 9. Date of Report**

March 25, 2008

SCHEDULE "A"

# FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

*NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES*

---

TSX Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 25, 2008

## Closing of $45,475,000 Offering

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the successful completion today of the offering announced on March 5, 2008. A syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P., have purchased 8,500,000 Units ("Units") from First Majestic at an issue price of $5.35 per Unit (the "Offering"). Each Unit consists of one common share (a "Common Share") in the capital of First Majestic and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant (a "Warrant") entitles the holder to acquire one additional Common Share at a price of $7.00 for a period of 24 months from the closing of the Offering. The underwriters have an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,275,000 Common Shares (the "Option Shares") at a price of $5.07 per Option Share and up to an additional 637,500 Warrants at a price of $0.56 per Warrant.

The Company plans to use the net proceeds of the offering for mill expansion plans to increase the company's production capacities going forward, ongoing development and exploration programs presently underway, and for general working capital.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information please contact: info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

*"signed"*

Keith Neumeyer,
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.


END